Form 20-F
period 2020-12-31
UNITED BREWERIES CO INC
filed 2021-04-23
CIK 888746

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. X

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

YES NO X

Table of Contents

i

ii

iii

Introduction

In this annual report on Form 20-F, all references to “we”, “us”, “Company” or “CCU” are to Compañía Cervecerías Unidas S.A., an open stock corporation (sociedad anónima abierta) organized under the laws of the Republic of Chile, and its consolidated subsidiaries. Our fiscal year ends on December 31st. The expression “last three years’’ means the years ended December 31, 2018, 2019 and 2020. Unless otherwise specified, all references to “U.S. dollars” “dollars” “USD” or “US$” are to United States dollars, and references to “Chilean pesos” “pesos” “Ch$” or “CLP” are to Chilean pesos. We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). See the notes to our consolidated financial statements included in pages F-1 through F-137 of this annual report. We use the metric system of weights and measures in calculating our operating and other data. The United States equivalent units of the most common metric units used by us are as shown below:

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

iv

PART I

ITEM 1: Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2: Offer Statistics and Expected Timetable

Not applicable.

ITEM 3: Key Information

A.	Selected Financial Data

The following table presents selected consolidated financial data as of December 31, 2019 and 2020 and for the years ended December 31, 2018, 2019 and 2020, which has been derived from our consolidated financial statements prepared in accordance with IFRS and included elsewhere in this annual report, and as of December 31, 2016, 2017 and 2018 and for the years ended December 31, 2016 and 2017, which has been derived from our consolidated financial statements prepared in accordance with IFRS and not included in this annual report. The financial data set forth below should be read in conjunction with the consolidated financial statements and related notes and “Item 5: Operating and Financial Review and Prospects” included elsewhere in this annual report.

IFRS	Year ended December 31, (millions of CLP) (1)
1. Income Statement Data:	2016	2017	2018	2019	2020
Net sales	1,558,898	1,698,361	1,783,282	1,822,541	1,857,594
Gross profit	817,078	899,622	923,271	914,223	873,558
Other Income by Function (2)	5,144	6,718	228,455	22,585	19,296
Other Expenses (3)	(2,027)	(2,662)	(1,428)	(1,428)	(1,473)
Exceptional Items (EI) (4)	-	-	-	-	-
MSD&A (5)	(619,543)	(668,783)	(681,576)	(704,571)	(704,790)
Adjusted Operating Result (6)	200,652	234,894	468,722	230,808	186,591
Other Gains (Losses)	(8,346)	(7,717)	4,030	3,157	(11,410)
Net Financial Expenses	(14,627)	(19,115)	(7,766)	(14,603)	(25,263)
Results as per Adjustment Units	(2,247)	(111)	742	(8,255)	(429)
Equity and Income from Joint Ventures	(5,561)	(8,914)	(10,816)	(16,432)	(8,437)
Foreign Currency Exchange Differences	457	(2,563)	3,300	(9,054)	2,552
Income Taxes	(30,246)	(48,366)	(136,127)	(39,976)	(35,408)
Net income for the year:	140,082	148,108	322,085	145,646	108,195
Attributable to:
Equity Holders of the Parent Company	118,457	129,607	306,891	130,142	96,152
Non-Controlling Interests	21,624	18,501	15,194	15,504	12,043
Basic and Diluted Income per Share	320.59	350.76	830.55	352.21	260.22
Basic and Diluted Income per ADS (7)	641.17	701.52	1,661.10	704.42	520.44
Dividend per Share (8)	176.3	178.9	498.3	255.0	195.2
Dividend per ADS in USD (7)(8)	0.53	0.59	1.49	0.62	0.56
Weighted Average Shares Outstanding (000)	369,503	369,503	369,503	369,503	369,503
Shares Outstanding as of December 31st (000)	369,503	369,503	369,503	369,503	369,503

Year ended December 31,
(millions of CLP) (1)
IFRS	2016	2017	2018	2019	2020
2. Balance Sheet Data:
Total Assets	1,872,027	1,976,229	2,405,865	2,353,691	2,525,337
Total Non-Current Liabilities	228,998	280,651	371,025	427,481	594,994
Total Financial Debt (9)	184,624	214,593	290,952	330,155	514,141
Capital Stock	562,693	562,693	562,693	562,693	562,693
Total Equity Attributable to Equity Holders of the Parent Company	1,077,298	1,101,077	1,280,127	1,328,054	1,296,574
Total Shareholders' Equity	1,200,656	1,226,829	1,389,116	1,442,927	1,408,819
3. Other Data
Sales Volume (in millions of liters):
Total Volume	2,478.4	2,602.0	2,853.0	3,003.2	3,069.3

(1)	Except for the number of shares outstanding, per share and per ADS amounts and sales volume.
(2)

In 2018, Other Income by Function includes the gain of CLP 208,842 million received from the Compañía Cervecerías Unidas Argentina S.A. and Anheuser-Busch InBev S.A./N.V.(“ABI”) transaction (the “Transaction”). See Note 31 to our consolidated financial statements included herein. For more details about the Transaction, see “Item 4: Information on the Company – A. History and Development of the Company” and Note 1 – Letter C of our consolidated financial statements included herein.

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
(8)

Dividends per share are expressed in CLP as of payment dates, with charge to prior year's net income. Dividends per ADS expressed in USD serve as reference purposes only; we pay all dividends in CLP. The Chilean peso amounts as shown here have been converted into USD at the respective observed exchange rate in effect at each payment date or, in respect of the dividend payable for the year ended December 31, 2020, at the observed exchange rate in effect as of April 22, 2021.

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

Purchases and sales of foreign currencies effectuated outside the formal exchange market are carried out in the mercado cambiario informal (“the informal exchange market”). The informal exchange market reflects the supply and demand for foreign currency. There are no limits imposed on the extent to which the rate of exchange in the informal exchange market can fluctuate above or below the observed exchange rate. On April 1, 2021 the USD observed exchange rate relating to March 31, 2021 was CLP 721.82 per USD.

The following table sets forth the low, high, average and period-end observed exchange rates for USD for each of the indicated periods starting in 2016 as reported by the Central Bank of Chile. The Federal Reserve Bank of New York does not report a noon buying rate for CLP.

	Daily Observed Exchange Rate (1)
	(CLP per USD)
	Low (2)	High (2)	Average (3)	Period-end (4)

2016	645.22	730.31	676.83	669.47
2017	614.75	679.05	649.33	614.75
2018	588.28	698.56	640.29	694.77
2019	649.22	828.25	702.63	748.74
2020	710.26	867.83	792.22	710.95
October 2020	770.45	801.91	788.27	771.92
November 2020	752.01	772.83	762.88	767.29
December 2020	710.26	760.16	734.73	710.95
January 2021	696.18	741.40	723.55	734.62
February 2021	703.65	737.23	722.63	719.91
March 2021	716.46	738.46	726.37	721.82
Source: Bloomberg and Central Bank of Chile
(1) Historical pesos.
(2) Rates shown are the actual low and high, on a day-by-day basis for each period.
(3) For yearly and montly data, the average of the daily closing rate during the period reported.
(4) Published on the first day after month (year) end.

The exchange rate on April 22th, 2020, the latest practicable date, was CLP 696.80 per USD.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Our business, financial condition and results of operations could be materially and adversely affected if any of the risks described below occur. As a result, the market price of our common shares could decline, and you could lose all or part of your investment. This annual report also contains forward-looking statements that involve risks and uncertainties. See “Forward-Looking Statements.” The risks below are not the only ones facing our Company. Additional risks not currently known to us or that we currently deem immaterial may also adversely affect us. The following risk factors have been grouped as follows:

•	Risks relating to Chile;
•	Risks relating to Argentina
•	Risks relating to our Business
•	Risks relating to our ADSs

RISKS RELATING TO CHILE

We are substantially dependent on economic, political and social conditions in Chile, which may adversely impact the results of our operations and financial condition.

Chile is our most significant market. The Chile Operating segment generated 67% of our sales revenues in 2020, the International Business Operating segment (which includes Argentina, Bolivia, Paraguay and Uruguay) contributed 22%, and the Wine Operating segment, including the domestic markets in Chile and Argentina, as well as exports, accounted for 13% of revenues. Thus, our operating and financial performance is dependent, to a large extent, on the overall level of economic activity in Chile. The Chilean economy experienced an average annual growth rate (measured by GDP) of 2.5% between 2010 and 2020 (3.3% when the contraction of 5.8% materialized in 2020, as a result of the negative effects of the COVID-19 pandemic, is not considered). In the past, slower economic growth in Chile resulted in a lower growth rate of consumption of our products and, consequently, adversely affected our profitability. Chile’s economic growth rate has been affected in the past by the disruption in the global financial markets and global recessions, as was the case in 2009 and 2020. Therefore, economic growth rates of past periods cannot be extrapolated to future performance.

Furthermore, Chile, as an emerging and open economy, is more exposed to constant social demands and unfavorable conditions in the international markets, which could have a negative impact on the demand for our products, as well as on third parties with whom we conduct business. Furthermore, the beginning of a massive social movement during the fourth quarter of 2019 triggered material political and economic changes, such as the development of a new constitution and increased pressure or demand on public spending. These measures have increased uncertainty levels in Chile, which could affect economic growth through a deterioration of business and consumer confidence. This could have a negative effect on the demand of our products.

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

The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. For example, the Santiago Stock Exchange, which is Chile’s principal stock exchange, had a market capitalization of approximately USD 184.4 billion as of December 31, 2020, while the New York Stock Exchange (“NYSE”) had a market capitalization of approximately USD 30.9 trillion and the NASDAQ National Market (“NASDAQ”) had a market capitalization of approximately USD 19.9 trillion as of the same date. In addition, the Chilean securities markets can be materially affected by developments in other emerging markets, particularly other countries in Latin America.

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

The financial position and results of our operations in Argentina are, to a considerable extent, dependent upon political, social and economic conditions in Argentina, as demand for beverage products generally depends on the prevailing economic conditions in the local market. In the past, Argentina has suffered recessions, high levels of inflation, currency devaluations and significant economic decelerations in various periods of its history. During 2016, Argentina's GDP contracted by 2.1% and inflation was close to 40%. In 2017, GDP growth was 2.7% and inflation was close to 20%, showing a slight recovery in the economy. In 2018, Argentina once again entered into a recession and its GDP decreased by 2.5% and accumulated inflation reached 47.6%. Consequently, given that between 2016 and 2018 the cumulative inflation rate exceeded 100%, Argentina was deemed to be a hyperinflationary economy as of July 1, 2018 (see Note 2 to our consolidated financial statements included herein) pursuant to IAS 29. In 2019, the Argentine GDP contracted by 2.2% and inflation reached 53.8%. In 2020, the GDP contracted 9.9%, mainly due to the restriction measures taken to control the spread of the COVID-19 pandemic, while inflation reached 36.1%. Accordingly, given that inflation between 2017 and 2020 exceeded 100%, Argentina is still considered a hyperinflationary economy.

If economic conditions in Argentina were to slow down or further contract, if inflation continue to accelerate, or if the Argentine government’s measures to attract or retain foreign investment and international financing in the future to incentivize domestic economy activity are unsuccessful, such developments could adversely affect Argentina’s economic growth and in turn affect our financial health and results of operations.

Inflationary pressures in Argentina may negatively impact demand for our goods, profitability and future investments.

Argentina has faced and continues to face inflationary pressures. Increased inflationary risk may erode macroeconomic growth and limit the availability of financing, which may negatively impact our operations. In past periods of high inflation, the Argentine government had regulated prices of consumer goods, including beverages, which impacted our profitability. Even without government regulation, high inflation may impede our ability to pass on higher costs to customers, which would also negatively impact profitability.

The Argentine peso is subject to volatility which could adversely affect our results.

A depreciation of the Argentine peso may negatively affect our consolidated financial results. Our Argentine subsidiaries use the Argentine peso as their functional currency and their financial statements are translated to CLP for consolidation purposes, which may produce variations to the Company’s consolidated net income and shareholders’ equity, due to translation effects. Also, most of our raw material costs in Argentina are indexed to the dollar. In 2020, the Argentine peso depreciated 46.7% against the USD on average, and 40.5% as of the end of 2020 (end-of-period). This resulted in a significant translation effect in our reported revenues, costs and expenses, as well as pressure on dollarized costs.

Given that we cannot predict how macroeconomic conditions will evolve in the future in Argentina, nor when Argentina will cease to qualify as a hyperinflationary economy for accounting purposes, we cannot foresee how CCU’s business will be affected by Argentina’s future macroeconomic environment. In order to mitigate the impact of the current macroeconomic challenges, Compañía Cervecerías Unidas Argentina S.A. (“CCU Argentina”) has implemented efficiency and revenue management plans, as well as cost and expense improvements through the “ExCCelencia CCU” program. However, we cannot guarantee that our business will not be materially affected by Argentina’s macroeconomic environment.

Argentina’s legal regime and economy are susceptible to changes that could adversely affect our Argentine operations.

Argentine provincial governments have taken measures to address the country’s economic crises, and most recently, to address the COVID-19 pandemic, which have severely affected the stability of Argentina's financial system and the free pricing of goods.

Specifically, in 2020, Argentine provincial governments applied various methods to directly and indirectly regulate price increases of various consumer goods, including beer, in order to reduce or control inflation. Additionally, past measures implemented to control the country’s trade balance, the reserves of USD dollars, and the exchange rate, negatively impacted the free import of goods and the repatriation of profits. Currently, these measures have eased, but we cannot assure that they will not be implemented again in the future.

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

In 2017, Argentine Congress passed a tax reform law that, among other measures, aimed to gradually reduce the income tax rate for profits from 35% to 25% (30% for 2018 and 2019 and 25% from 2020 and onwards), starting in 2018. In addition, withholding tax on distributed dividends are subject to a gradual increase from 0% to 13% (7% for 2018 and 2019 and 13% from 2020 and onwards). In December 2019, a new law was passed which modified certain provisions of the 2017 tax reform law. Among other matters, it extended the 30% income tax rate and the 7% withholding rate on dividends for an additional year, through 2020. Currently, a bill is being discussed in the Argentine Congress to extend the 30% income tax rate and the 7% withholding rate on dividends for 2021. In addition, regarding the Personal Property Tax, which applies to foreign shareholders who hold equity participations in Argentine companies, the 2019 reform increased the applicable rate from 0.25% to 0.50% in respect of the equity participation set forth in the Financial Statements.

Fluctuations in the cost of our raw materials may adversely impact our profitability.

We purchase malt, rice and hops for beer, sugar for soft drinks, grapes for wine, pisco and cocktails, and packaging materials from local producers or in the international market. The prices of these materials are subject to volatility caused by market conditions, and have experienced significant fluctuations over time reflecting global supply and demand for commodities as well as other factors, such as fluctuations in exchange rates, over which we have no control.

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

The foregoing consolidation in the market, as well as any further consolidation of our competitors, may increase their pricing and/or investment competitiveness, which could negatively affect our market share, and accordingly, our results.

Competition in the Chilean beer market may erode our market share and lower our profitability.

Our largest competitor in the Chilean beer market by volume is Cervecería Chile S.A. (“Cervecería Chile”), a subsidiary of ABI. In the past, Cervecería Chile has implemented aggressive commercial practices, and during the last years, has made several investments to expand its production capacity in Chile. Additionally, in August 2020, Cervecería Chile signed a distribution agreement with Embotelladora Andina S.A. and Embonor S.A., the main bottlers of The Coca-Cola Company's products in Chile, to expand its distribution network. This is a five-year renewable agreement which became effective on November 1, 2020. If Cervecería Chile continues its aggressive commercial practices in the future, completes its expansion plans, and achieves a stronger distribution network, we cannot assure you that this or other competitive activities will not have a material adverse effect on our profitability or market share.

Quilmes dominates the beer market in Argentina and we may not be able to maintain our current market share.

Our main competitor in Argentina is Cervecería y Maltería Quilmes S.A.I.C.A. y G. (“Quilmes”), a subsidiary of ABI. As a result of its dominant position and large size in Argentina, Quilmes has significantly larger economies of scale than us both in production and distribution.

Changes in the labor market in the countries in which we operate may affect profit margins in our business.

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

The shortage of critical raw and packaging materials could negatively impact our supply chain, affecting our operations and results.

The shortage of critical raw and packaging materials, either due to changes in consumption patterns and/or problems associated with international trade logistics, the latter for the case of raw and packaging materials purchased in markets outside of the countries where we operate, could affect our supply chain and negatively impact our production levels and, consequently, our results. This issue has become more relevant recently due to the COVID-19 pandemic, which has abruptly increased the demand for some packaging formats and has interrupted the normal operation of international trade logistics. If we face the interruption or lack of supply of critical raw and packaging materials, we cannot assure that we can obtain favorable prices or advantageous terms in their acquisition, which could negatively affect our results.

Water supply is essential to the development of our businesses.

Water is an essential component for the production of our beverage products and the irrigation of our fields. Any failures in our water supply, regulatory changes that limit the use of this resource, water scarcity or a contamination of our water sources, could negatively affect our sales and profitability.

As a commitment to the environment and natural resources, the Company has implemented long-term policies to develop a responsible and sustainable use of water. Through its 2020 Environmental Vision plan, initiated in 2010, the Company reduced the consumption of this resource by approximately 49% per liter produced as of 2020. Furthermore, through the 2030 Environmental Vision plan, the Company committed to continue optimizing the consumption of water per liter produced, by reaching a goal of 60% decrease in consumption over the next ten years.

Additionally, since 2011 the Chilean Congress has discussed the passing of a bill which will establish, among other things, a new regime for the constitution of rights to use water temporarily which will be applicable to future water rights granted, a deadline for regularization and registration of rights, and introduces an expiration system for the non-use of water, as well as the regulation of the environmental, scenic, landscape and social function of the waters. This project may undergo modifications during its discussion in Congress. Furthermore, decrees issued by the Dirección General de Aguas (“DGA”) (the Chilean water authority) declared prohibition zones for the constitution of rights to use groundwater, establishing the obligation to create communities of groundwater, which in turn could restrict the exercise of rights that the Company currently owns as well as the change in its extraction points. Without prejudice of the foregoing, the President has the capability to declare, during a period of extraordinary drought, due to a request by, or based on a report of, the DGA, a water scarcity zone for a maximum period of six months, in which the Chilean water authority could redistribute water available in natural sources and authorize the extraction of water from superficial or ground sources.

The supply, production and logistics chain is critical to the timely supply of our products to consumer centers.

Our supply, production and logistics chain is crucial for the delivery of our products to consumer centers. An interruption or a significant failure in this chain may negatively affect our results if the failure is not quickly resolved. An interruption in the chain could be caused by various factors, such as strikes, utility shutdowns such as customs and ports, planning errors of our suppliers, terrorism, safety failures, complaints by communities, or other factors which are beyond our control.

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

A health crisis, pandemic or the outbreak of disease at a global or regional level, such as the outbreak of COVID-19, which was declared a pandemic by the World Health Organization in March 2020, could have a negative impact on our operations and financial position. The above-mentioned circumstances could impede the normal operation of the Company, interrupt our supply chain, limit our production and distribution capacity, and/or generate a contraction in the demand for our products, as happened during the period of higher restrictions during the second and third quarter of 2020. The degree of impact on our operations will depend on factors that we cannot predict, such as the duration, spread, and severity of the health crisis.

Any prolonged restrictive measures put in place to control an outbreak of a contagious disease or other adverse public health development in any of our targeted markets may have a material and adverse effect on our business operations. The ultimate severity of the Coronavirus outbreak is uncertain at this time and therefore, we cannot predict the impact it may have on the world, the economies where we operate or the financial markets.

The Company has contingency plans to protect the health of the people and to maintain the continuity of our operation, but we cannot assure you that these plans will be sufficient to mitigate a material impact on our results and financial position from such events. Specifically, since March 2020, we have implemented a regional plan with three priorities: (i) the safety of our people and the community we interact with, (ii) operation continuity, and (iii) financial health. This has allowed us to continue supplying our clients and consumers with our products and maintaining a safe work environment. At the close of this annual report, CCU continues selling, producing and distributing its products normally in all the countries where it operates, where restriction measures continue to be implemented to face new COVID-19 outbreaks.

If we are unable to protect our information systems against data corruption, cyber-based attacks or network security breaches, our operations could be disrupted.

We are increasingly dependent on information technology networks and systems, including the Internet, to process, transmit and store electronic information. In particular, we depend on our information technology infrastructure, including data centers, for sales, production, planning and logistics, marketing activities and electronic communications within the Company and with our clients, suppliers and our subsidiaries. Security breaches of this infrastructure can create system disruptions, shutdowns or unauthorized disclosure of confidential information. If we are unable to prevent such breaches, our operations could be disrupted, or we may suffer financial damage or loss because of lost or misappropriated information. The Company has developed a cybersecurity plan which addresses critical aspects, but we cannot assure you that these measures will be sufficient.

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

A bill that modifies Law N° 18,455, which sets standards for the production, manufacture and commercialization of ethyl alcohol, alcoholic beverages and vinegar, is currently in the Chilean Congress. The bill aims to establish restrictions on advertising materials, labeling and commercialization of alcoholic beverages, including warnings about the consumption of alcohol on labeling and promotional materials, restrictions on the time of day of advertising and the prohibition of advertising during sports and cultural events, among others. A regulatory change of this nature would affect our alcoholic beverages portfolio and certain marketing activities.

If further legislation or other regulations that restrict the sale of alcoholic or non-alcoholic beverages is passed, it could affect the consumption of our products and therefore, adversely impact our business.

New applicable environmental regulations could affect our business.

CCU’s operations are subject to local, national and international environmental norms and regulations. These regulations cover, among other things, emissions, noise, disposal of solid and liquid wastes, and other activities inherent to our industry. On this topic, on June 1, 2016 Law N° 20,920 was enacted and established a framework for waste management and extended producer responsibility, and stimulation of recycling (“REP Law”), with the objective of lowering the generation of waste of priority products as determined by the bill and fostering recycling of the waste. On November 30, 2017, the Regulations on Procedures of the REP Law were published. During 2019, regulations were issued that established the collection, valorization and other associated obligations for tires, which were finally published in January 2021, and on March 16, 2021, the collection, valorization and other associated obligations for packaging materials were published. See “Item 4: Information on the Company – E. Environmental Matters.”

Additionally, in late March 2021, the Chilean Chamber of Deputies approved a bill that would limit the creation of disposable products, regulating single-use plastics and strengthening returnability. This bill would require that disposable plastic bottles that are commercialized must be manufactured containing a percentage of plastic that has been collected and recycled within the country in the proportions mandated by the regulation; it will also require large retail businesses (including e-commerce and delivery applications) to have returnable packaging among its products; prohibit establishments that sell food from using any kind of non-recyclable single-use containers for deliveries; and establish a “popular action” component in the auditing of such obligations. As of the date of this annual report, the bill is currently on its final revision stages in the Senate.

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

CCU has been actively participating through the associations that represent the different industrial sectors, in public and private discussion panels with respect to the development and implementation of these new regulations. Furthermore, the Company, through its 2030 Environmental Vision plan, will commit to continue reducing greenhouse gas emissions per liter produced in order to reach a 50% reduction on such emissions, as well as continue optimizing water consumption per liter produced, until we reach a 60% reduction rate. We are also committed to reaching a 100% valorization of industrial solid waste, 75% use of renewable energy, 100% of reusable, recyclable or compostable packaging, and aiming for packaging to be made out on average of 50% recycled material.

Although we cannot predict the impact of such measures at this time, possible future regulations could have an adverse effect on our business.

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

As of December 31, 2020, Inversiones y Rentas S.A. (“IRSA”) a Chilean closely held corporation, directly and indirectly owned 60.00% of our shares of common stock. On March 1, 2021, IRSA announced by means of an amendment to its Schedule 13D, filed with the SEC, its intention to increase, subject to market and other conditions, its participation in CCU by an additional 6%, through open market purchases, privately negotiated transactions, tender offers or otherwise. As of March 31, 2021 and as of the date of this annual report, IRSA directly and indirectly owned 61.56% of our shares of common stock.  Accordingly, IRSA has the power to control the election of most members of our board of directors and its interests may differ from those of the holders of our ADSs. IRSA also has significant influence in determining the outcome of any corporate transaction submitted to our shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets and going-private transactions. In addition, actions by IRSA with respect to the disposal of the shares of common stock that it owns, or the perception that such actions may occur, may adversely affect the trading prices of our ADSs or common stock.

Chilean economic policies, currency fluctuations, exchange controls and currency devaluations may adversely affect the price of our ADSs.

The Chilean government’s economic policies and any future changes in the value of the CLP relative to the USD could adversely affect the USD value and the return on any investment in our ADSs. The CLP has been subject to large nominal devaluations and appreciations in the past and may be subject to significant fluctuations in the future. For example, when comparing the average exchange rates for each period, the Chilean peso appreciated by 4.1% and 1.4% in 2017, and 2018, respectively, and depreciated by 9.7% and 12.8% in 2019 and 2020, respectively. When comparing the exchange rate as of the end of each period, the Chilean peso appreciated by 8.2% in 2017, depreciated 13.0% in 2018, depreciated 7.8% in 2019 and appreciated 5.0% in 2020. See “Item 3: Key Information – A. Selected Financial Data – Exchange Rates.”

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

Holders of our ADSs may be subject to certain risks since holders of our ADSs do not hold shares of our common stock directly.

ADS holders may exercise voting rights associated with common stock only in accordance with the deposit agreement governing our ADSs. Accordingly, ADS holders will face practical limitations when exercising their voting rights because ADS holders must first receive a notice of a shareholders’ meeting from the depositary and may then exercise their voting rights by instructing the depositary, on a timely basis, on how they wish to vote. This voting process necessarily will take longer for ADS holders than for direct common stockholders, who are able to exercise their vote by attending our shareholders’ meetings. Therefore, if the depositary fails to receive timely voting instructions from some or all ADS holders, the depositary will assume that ADS holders agree to give a discretionary proxy to a person designated by us to vote their ADSs on their behalf. Furthermore, ADS holders may not receive voting materials in time to instruct the depositary to vote. Accordingly, ADS holders may not be able to properly exercise their voting rights.

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

The Ley sobre Sociedades Anónimas N° 18,046 (the “Chilean Corporations Act”), and its ordinance (Reglamento de Sociedades Anónimas), require us, whenever we issue new shares for cash, to grant preemptive rights to all holders of shares of our common stock, including shares of our common stock represented by ADSs, giving those holders the right to purchase a sufficient number of shares to maintain their existing ownership percentage. We may not be able to offer shares to holders of our ADSs pursuant to preemptive rights granted to our shareholders in connection with any future issuance of shares unless a registration statement under the Securities Act is effective with respect to those rights and shares, or an exemption from the registration requirements of the Securities Act is available.

We intend to evaluate at the time of any future offerings of shares of our common stock the costs and potential liabilities associated with any registration statement as well as the indirect benefits to us of enabling U.S. owners of our ADSs to exercise preemptive rights and any other factors that we consider appropriate at the time, before deciding whether or not to file such a registration statement. We cannot assure you that any such registration statement would be filed.

To the extent that a holder of our ADSs is unable to exercise their preemptive rights because a registration statement has not been filed, the depositary will attempt to sell the holder’s preemptive rights and distribute the net proceeds of the sale, net of the depositary’s fees and expenses, to the holder, provided that a secondary market for those rights exists and a premium can be recognized over the cost of the sale. A secondary market for the sale of preemptive rights can be expected to develop if the subscription price of the shares of our common stock upon exercise of the rights is below the prevailing market price of the shares of our common stock. Nonetheless, we cannot assure you that a secondary market in preemptive rights will develop in connection with any future issuance of shares of our common stock or that if a market develops, a premium can be recognized on their sale. Amounts received in exchange for the sale or assignment of preemptive rights relating to shares of our common stock will be taxable in Chile and in the United States. See “Item 10: Additional Information – E. Taxation – Chilean Tax Considerations – Capital Gains” and “– United States Federal Income Tax Considerations – Taxation of Capital Gains”. If the rights cannot be sold, they will expire and a holder of our ADSs will not realize any value from the grant of the preemptive rights. In either case, the equity interest of a holder of our ADSs in U.S. will be diluted proportionately.

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

Our principal executive offices are located at Avenida Vitacura N° 2670, 23rd floor, Santiago, Chile. Our telephone number in Santiago is (56-2) 2427-3000, and our website is www.ccu.cl. Our authorized representative in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711, USA, telephone number (302) 738-6680 and fax number (302) 738-7210. The information on our website is not incorporated by reference into this document. The SEC maintains a website at http://www.sec.gov/ that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Form 20-F reports and the other information submitted by us to the SEC may be accessed through this website.

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

On April 17, 2003, the Schörghuber Group, at the time an indirect owner of 30.8% of our ownership interest, gave Quiñenco, also at the time an indirect owner of 30.8% of our ownership interest, formal notice of its intent to sell 100% of its interest in FHI to Heineken Americas B.V., a subsidiary of Heineken International B.V. As a result of the sale, Quiñenco and Heineken Americas B.V., the latter through FHI, became the only two shareholders of IRSA, the owner of 61.6% of our equity at that time, each with a 50% interest in IRSA. Heineken International B.V. and FHI subsequently formed Heineken Chile Ltda., to hold the latter’s 50% interest in IRSA. Therefore, Quiñenco and Heineken Chile Ltda. are the only two current shareholders of IRSA, with 50% equity each. On December 30, 2003, FHI merged into Heineken Americas B.V., which together with Heineken International B.V. remained as the only shareholders of Heineken Chile Ltda. As of March 31, 2021 and as of the date of this annual report, IRSA directly and indirectly owned 61.56% of our shares of common stock.

In August 2003, VSP formed Viña Tabalí S.A., a joint venture in equal parts with Sociedad Agrícola y Ganadera Río Negro Ltda., for the production of premium wines. This winery is in the Limarí Valley, Chile’s northernmost winemaking region, which is noted for the production of outstanding wines.

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

In January 2007, Viña Tabalí S.A. bought the assets of Viña Leyda, located in the Leyda Valley, a new winemaking region south of Casablanca Valley and close to the Pacific Ocean. Viña Leyda produces excellent wines that have won awards in different international contests. After this acquisition, Viña Tabalí S.A. changed its name to Viña Valles de Chile S.A. In September 2007, VSP bought a 50% interest in Viña Altaïr S.A. which belonged to Château Dassault, in line with our strategy of focusing on premium wines. Consequently, VSP owns 100% of said company. Between April and June 2007, VSP’s capital was increased by approximately CLP 13,692 million, of which we contributed approximately CLP 5,311 million.

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

In November 2008, CCU and its affiliate VSP entered into a Merger Agreement with Compañía Chilena de Fósforos S.A. and its subsidiaries Terciados y Elaboración de Maderas S.A. and Viña Tarapacá S.A. (“VT”), in order to merge VT into VSP. Under the terms of the Merger Agreement, and prior to its execution, CCU had to acquire 25% of VT’s equity. On December 3, 2008, the extraordinary shareholders’ meetings of VSP and VT approved the merger of both companies. Once all the legal requirements were fulfilled, the merger by absorption of VT by VSP was completed on December 9, 2008, with an effective date for accounting purposes of October 1, 2008. The surviving company was named Viña San Pedro Tarapacá S.A. (“VSPT”), which began consolidating its financial statements with ours on October 1, 2008, with operations commencing on December 9, 2008. VSPT’s capital was increased because of the merger, by issuing 15,987,878,653 shares to be exchanged for the total number of shares issued by VT at a ratio of 1,480.30828 new VSPT shares per each share of the absorbed company.

In December 2010, our subsidiary Inversiones Invex CCU Ltda., acquired a 4.04% equity stake in CCU Argentina from Anheuser-Busch Investment, S.L. After the acquisition, CCU, through its subsidiary Inversiones Invex CCU Ltda., became the sole equity holder of CCU Argentina. This transaction had no effect on the Budweiser brand production and distribution contract, which was set to expire in 2025 (prior to the 2017 offer letter signed between ABI and CCU Argentina described below). The license for the distribution of the brand in Chile expired in 2015. Currently, CCU’s subsidiaries Inversiones Invex CCU Ltda. and Inversiones Invex CCU Dos Ltda. own 80.649% and 19.351%, respectively, of CCU Argentina’s share capital. CCU Argentina owns 78.497% of CICSA’s share capital, Inversiones Invex CCU Dos Ltda owns the remaining 21.503%.

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

Furthermore, in 2013, CCU, through its subsidiary CCU Inversiones S.A., increased its stake in VSPT to 64.72% by acquiring additional outstanding shares of VSPT. VSPT is formed by the wineries San Pedro, Tarapacá, Santa Helena, Viña Leyda, Misiones de Rengo, Viña Mar, Casa Rivas, Finca La Celia, and Bodega Tamarí. These are all important and renowned cellars in Chile and Argentina, each with its own distinctive brands. Since the merger, VSPT has become the second-largest Chilean wine exporter and one of the leaders in the domestic market. In June 2013, the merger of Viña Misiones de Rengo S.A. and Viña Urmeneta S.A. was completed, with Viña Valles de Chile S.A., as the legal successor. In May 2014 Vitivinícola del Maipo S.A. merged into Viñas Orgánicas SPT S.A., the latter being the legal successor. Additionally, in April 2015 Viña Santa Helena S.A. merged into Viña San Pedro Tarapacá S.A., pursuant to the Chilean Corporations Act, due to the fact that Viña San Pedro Tarapacá S.A. became the sole shareholder of the company for more than 10 days. On December 21, 2020, the board of Directors of Finca La Celia S.A. and Bodega San Juan S.A.U. approved to carry out a merger by absorption, pursuant to which Finca La Celia S.A. was the surviving entity, effective as of January 1, 2021. In order for the merger to materialize, all legal requirements must be complied with, and the merger must be ultimately approved by the Inspección General de Justicia de la Ciudad de Buenos Aires, Argentina.

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

In 2015, we sold the brands Calaf and Natur to Carozzi, leaving Foods only with its 50% stake in Nutrabien. During 2016, Foods acquired the remaining 50% stake of Nutrabien.

On January 29, 2016, Aguas CCU and ECUSA exercised the call option, acquiring 48.07% and 0.92% of the shares of Manantial respectively. As a consequence, CCU is currently the indirect owner of 100% of the shares of Manantial, remaining as the only direct shareholders of Manantial: (i) Aguas CCU with 99.08% of the capital stock, and (ii) ECUSA with 0.92% of the capital stock.

In February 2016, CCU and Watt’s, among others, entered into an “International Association Agreement” in order to expand the brand Watt’s to certain South American countries, through Promarca Internacional SpA, currently a wholly owned subsidiary of Promarca S.A.

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

On September 6, 2017, CCU and CCU Argentina signed an offer letter with ABI (together with CCU Argentina, the "Parties"), under which the early termination of the "Budweiser" license agreement in Argentina was agreed to in exchange for the transfer to CCU Argentina of a portfolio of beer brands and cash payments, among other matters. This transaction was subject to the prior approval of the Comisión Nacional de Defensa de la Competencia (“CNDC”) and the Secretario de Comercio del Ministerio de Producción de la Argentina (“SECOM”), which are Argentina’s antitrust regulators. On March 14, 2018, SECOM, based on the CNDC's favorable opinion, approved the transaction, pending review and approval by the CNDC of the terms and conditions of the definitive contracts in respect thereof. On April 27, 2018, after receiving the approval from CNDC and SECOM, the Parties were legally obliged to close the transaction. On May 2, 2018, the abovementioned transaction (the “Transaction”) was executed, which included, among other matters: (i) the early termination of the Budweiser brand license agreement in Argentina, between the Parties, and (ii) the transfer to CCU Argentina of the ownership of the Isenbeck, Diosa, Norte, Iguana and Báltica brands, as well as the transfer of the licenses for Argentina of the international brands Warsteiner and Grolsch. In order to achieve an orderly transition of the aforementioned brands, the Transaction contemplates several contracts in which (i) CCU Argentina produces Budweiser, on behalf of ABI, for a period of up to one year; (ii) ABI produces Isenbeck and Diosa, on behalf of CCU Argentina, for a period of up to one year; and (iii) ABI carries out the production and distribution of Iguana, Norte, Báltica, Grolsch and Warsteiner, on behalf of CCU Argentina, for a period of up to three years (the “Transition Brands”). As a consequence, as of May 2, 2018, CCU Argentina began commercializing Isenbeck and Diosa and ceased selling Budweiser. As part of the terms of the Transaction, CCU Argentina received from ABI a cash payment of USD 306 million, as part of its compensation for the early termination of the license contract for the Budweiser brand, as well as an additional USD 10 million for producing Budweiser on behalf of ABI for a year. CCU Argentina will also receive from ABI payments of up to USD 28 million per year, for a period of up to three years (through May 2021), depending on the scope and length of the transition of the production and/or commercialization of the Transition Brands.

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

On August 8, 2019, CCU announced that CPCh, acting through the companies Inversiones Internacionales SpA and International Spirits Investments USA LLC, communicated to LDLM Investments LLC their decision to start a process of selling their total participation in Americas Distilling Investments LLC, owner of the Peruvian company Bodega San Isidro SRL and Barsol brand. In March of 2021, CPCh communicated to LDLM Investments LLC its decision not to proceed with the sale of its interest in Americas Distilling Investments LLC.

In December 2019, as part of our 2030 Environmental Vision plan, CCU committed for the next ten years to: (i) continue reducing greenhouse gas emissions per liter produced to reach a 50% reduction, (ii) continue optimizing water consumption per liter produced, until a 60% reduction is achieved, (iii) 100% valorization of industrial solid waste, (iv) use 75% renewable energy, (v) use 100% reusable, recyclable or compostable packaging, and (vi) aim for our packaging to be made on average of 50% recycled material.

In 2020, the Company implemented a regional plan with three priorities in the context of the COVID-19 pandemic: (i) the safety of our people and the community we interact with, (ii) operation continuity, and (iii) financial health. This allowed us to continue supplying our clients and consumers with our products and maintaining a safe work environment in all the countries the Company operates.

On February 18, 2020, the subsidiary Cervecería Kunstmann S.A. (“CK”) acquired 50.1% from the company Mahina SpA.

On March 20, 2020, the Company and its subsidiary Cervecera CCU Chile Ltda. incorporated the subsidiary ECOMCCU S.A., renamed as La Barra S.A. on December 2, 2020, with the purpose of marketing and selling beverages, food products and household items.

On May 12, 2020, the subsidiary Bebidas del Paraguay S.A. acquired an additional 27% of the shares of the Paraguayan company Sajonia Brewing Company S.R.L., reaching a participation of 78% of that aforementioned company. On July 1, 2020, our subsidiaries Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A. acquired the remaining non-controlling part of Sajonia Brewing S.A. by acquiring a participation of 21% and 1%, respectively, reaching a stake of 100% of the shares.

In July, 2020, the Company placed corporate bonds in the Chilean Market in an aggregate amount of 6.5 million UF, of which CCU S.A. placed 7-year bonds in an amount of three million UF and 10-year bonds in an amount of 2 million UF, with an interest rate of 0.85% and 1.20% per annum, respectively, while our subsidiary VSPT issued 5-year bonds in an amount of 1.5 million UF, with an interest rate of 0.5% per annum, reflecting the market's confidence in CCU in the long term.

In November 2020, through its subsidiary CPCh, CCU started a new category in Chile, by launching the first Hard Seltzer in this market, under the name of Hard Fresh, a gluten-free product based on carbonated water with 5° of alcohol and a light touch of natural fruit, responding to the trend of conscious consumption and the search for more natural and lighter-calorie products.

In December 2020, CCU completed its 2020 Environmental Vision plan, which implied in 2010 the establishment of specific commitments in terms of reducing the use of water per liter produced, reducing the emission of greenhouse gases per liter produced, and the valorization by a 100% of industrial solid waste. At the end of 2020, CCU far exceeded the proposed goals in two of the objectives, by reducing greenhouse gas emissions per liter produced by 35.7% (the goal was 20%) and contracting the use of water per liter produced by 48.6% (the goal was 33%). Regarding the valorization of industrial solid waste, we reached 99.4% (the goal was 100%).

Capital Expenditures

The capital expenditure figures for the last three years shown below reconcile to the Cash Flow statement as shown in the Consolidated Statements of Cash Flows.

Our capital expenditures for the last three years were CLP 131,440 million, CLP 140,488 million and
CLP 122,787 million, respectively, totaling CLP 394,715 million of which CLP 295,497 million was invested in Chile and CLP 99,218 million outside Chile.

In recent years, our capital expenditures were made primarily for the expansion of our production and bottling operations, improving the distribution chain, additional returnable bottles and boxes, increasing marketing assets (mainly refrigerators), environmental improvements and the integration of new operations, among others.

During 2018, 75% of our capital expenditures were allocated to our operations in Chile. These investments were made to increase production capacity and productive efficiencies, as well as the quality of our logistics and distribution processes, continuing with the process of changing from wood to plastic pallets and the start-up of the new distribution center in Santiago. Additionally, we have acquired new lands and plantations for our wine business, as well as invested in the automation of the manufacturing process. We also invested in our businesses in Argentina with capacity increases to support increased sales volume.

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

During 2020, 80% of our capital investments were allocated to our operations in Chile. These investments were necessary to optimize our production and distribution capacity for our products. We increased our beer packaging lines, continue with the construction of the new non-alcoholic beverages production in Santiago, and with the expansion of our capacity to process grapes for our wine and packaging operations. We also continue with the process of updating our technological systems. The objectives of all of the above capital expenditures is to provide support and respond to market requirements.

The following table shows our primary capital expenditures for the period 2018 - 2020. See “Item 5: Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Capital Expenditures” for the 2021 - 2024 period.

CLP Million	2018	2019	2020
Chile	98,683	98,577	98,237
Abroad	32,757	41,911	24,550
Total	131,440	140,488	122,787

B.	Business Overview

1)	Summary

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

In 2015 the Committee of International Business was created, which brought together management of business activities in Argentina, Uruguay and Paraguay. Following this, the Río de la Plata Operating segment (consisting of the business activities referred to above) was renamed as the International Business Operating segment. The Committee of International Business also represents and looks after the interests associated with investments in Colombia, which continue to report their results under Equity and Income of JVs and are associated on a consolidated basis.

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

At the end of 2018, CCU launched the 2019-21 Strategic Plan, which continues to be based on our three Strategic Pillars: Growth, Profitability and Sustainability. Our plan has six strategic goals: 1) grow profitably in all our business units; 2) strengthen our brands; 3) continue to innovate; 4) execute our “ExCCelencia CCU” program to capture additional efficiencies; 5) continue working towards the integral development of our employees; and 6) taking care of our planet through the development and implementation of our 2030 Environmental Vision plan.

2)	Overview

Overview: Chile Operating segment

We estimate that our weighted volume market share for the Chile Operating segment was approximately 43.4%, 43.8% and 45.2% in 2018, 2019 and 2020, respectively. The calculation of the weighted average for past periods includes markets and industries that CCU entered at a later date. Weighted volume market share includes all categories in which CCU participates in the Chilean domestic market, excluding HOD and powder drinks according to Nielsen figures.

We produce and sell alcoholic and non-alcoholic beverages in Chile. In the beer category, we carry a wide portfolio of products which includes premium, mainstream and convenience brands, which are primarily marketed under different proprietary brands and licensed brands. We are the exclusive producer and distributor of Heineken, Sol and Coors beer in Chile; the exclusive distributor of imported Tecate beer and Blue Moon beer and we produce and distribute Kunstmann, Dolbek, Guayacan, Mahina, Szot, Polar Imperial, Patagonia and Austral beer in Chile via distribution or license agreements.

Our non-alcoholic beverages in Chile include carbonated soft drinks (both cola and non-cola), juices, sports and energy drinks, ice tea; and water, which include mineral, purified and flavored bottled water. These include both our proprietary brands and brands produced under license, from PepsiCo (carbonated and non-carbonated soft drinks), Schweppes Holdings (carbonated soft drinks) and Promarca (juice and fruit-flavored beverages). In the energy drinks business, we are the exclusive distributor of Red Bull energy drinks in Chile. We also produce and distribute purified waters under license from Societé des Produits Nestlé S.A. and others, and distribute the imported brand Perrier. We also participate in the ready-to-mix category with instant powder drinks in a joint operation with Empresas Carozzi S.A.

We also produce and distribute pisco and cocktails, rum, flavored alcoholic beverages (“FABs”) and cider in Chile. In addition, we distribute Pernod Ricard products, such as whisky, vodka, rum, gin and other spirits, in non-supermarket retail stores.

Wholesale and retail prices of all the previously mentioned categories are not regulated in Chile. Wholesale prices are subject to negotiation between the producer and the purchaser, while retailers determine retail prices to the final consumer. We believe that the key factors determining retailers’ prices include: national and/or local price promotions offered by the manufacturer, the nature of product consumption (on-premise or off-premise), the type of packaging (returnable or non-returnable), the applicable tax structure and the desired profit margins considering all related costs and expenditures such as marketing, sales, distribution, and administrative expenses (MSD&A) and production.

We have implemented the integration of the route-to-market of the beer and non-alcoholic category in Chile throughout the country, and at the same time, the Company incorporated into the Chile Operating segment the business activities performed by the SSU, which include Transportes CCU, Comercial CCU, CRECCU, La Barra S.A. and Plasco.

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

As part of CCU’s innovation and digital transformation initiatives, we broadened our e-commerce sales channels through the launch of a modern online sales website in Chile during 2019, called "La Barra", providing a new experience for consumers through home delivery of our portfolio. During 2020, through La Barra we delivered products to over 108,346 households in Chile.

In Argentina, Bolivia, Paraguay and Uruguay we use our own sales force, as well as third party distributors.

Plasco, a subsidiary of CCU, produces nearly all plastic caps and injected preforms we use to produce plastic bottles in the Chile Operating segment.

Overview: International Business Operating segment

We estimate that our weighted volume market share for the International Business Operating segment was approximately 15.8%, 16.7% and 17.7% in 2018, 2019 and 2020, respectively.

We produce and/or import, sell and distribute beer under proprietary brands and licensed brands in Argentina, Bolivia, Paraguay and Uruguay. We also produce, sell and distribute cider in Argentina.

In Argentina, we are the exclusive producer and distributor of Heineken, Amstel, Sol, Grolsch, Warsteiner and Miller beer brands; and the exclusive distributor of imported Kunstmann and Blue Moon beer brands. Also, from Argentina we export Imperial and Miller to Uruguay; Schneider and Heineken to Bolivia, Paraguay and Uruguay. Additionally, through our subsidiaries in Paraguay and Bolivia, we have the license to distribute beer under the Heineken brand.

In Uruguay, CCU, through its subsidiaries, produces and distributes mineral and flavored bottled water under the Nativa, carbonated soft drinks under the Nix brand, juices under Watt´s brand, isotonic beverages under FullSport brand and we launched an energy drink under the Thor brand. Also, we export FullSport to Paraguay. As of 2019, we started to distribute imported wine, from VSPT, under the brand Misiones de Rengo, Finca La Celia and Eugenio Bustos. Also, we have a license to distribute imported beer in Uruguay including the following brands: Heineken, Schneider, Imperial, Kuntsmann, Miller and Escudo Silver, the latter from Chile.

In Paraguay, CCU, through its subsidiaries, produces and distributes carbonated soft drinks under the brand Pulp, Puro Sol for juices and La Fuente for mineral water. Also, we have a license to produce and distribute nectars under the Watt's brand and a license to distribute beer under the Schneider, Heineken, Amstel, Sol, Paulaner and Kunstmann brands. In craft beers, we have the Sajonia brand and its varieties, which are produced locally.

In Bolivia, CCU, through its subsidiary BBO, produces and distributes beer under the brands Real, Capital and Cordillera; and carbonated soft drinks under Mendocina, Free Cola, Sinalco and Malta Real. The latter is a soft drink with sugar based on malt, but without alcohol. BBO also participates with Mendocina in the water category and Natur-All in juices. In beers, it has the brands Real, Capital and Cordillera. In addition, sell and distribute Heineken and Kunstmann, imported beer brands.

Overview: Wine Operating segment

VSPT produces and markets a full range of wine products for the Chilean and Argentine domestic markets and export markets, reaching over 80 countries. The weighted average volume market share was 17.7%, 17.7% and 18.9% in 2018, 2019 and 2020, respectively. The calculation of the weighted average for past periods includes markets and industries that CCU entered at a later date. In 2020 VSPT’s sales amounted to approximately 32.2% of total measured domestic industry sales by volume in Chile, according to Nielsen, and 12.4% of total Chilean wine export sales by volume, when excluding bulk wine, according to Wines of Chile Association.

VSPT’s primary vineyards are located in the main viticulture valleys in Chile, with production plants in the cities of Molina, Totihue, Isla de Maipo and also in Mendoza and San Juan, Argentina.

Overview: Joint Ventures and Associated Companies

CCU is equal joint owner with Maltexco S.A. (former Malterías Unidas S.A.) of Cervecería Austral, a company that produces, sells and distributes Austral beer in Chile. Additionally, Cervecería CCU has a two-year renewable license agreement, subject to compliance with the conditions established in the agreement, for the production of Austral Lager beer, returnable liter containers and kegs in Chile and a distribution agreement for the sale and marketing of all Austral products in Chile, with the exception of the Magallanes Region, where selling and distribution is carried out by Comercial Patagona Ltda., a subsidiary of Cervecería Austral. In 2020, Cervecería Austral launched the beer varities Red Lager and Hoppy Lager from the Patagonia brand.

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

3)	The Beverage Market[1]

The Beverage Market: Chile Operating segment

The Chilean beer industry had an estimated size of 955 million liters in 2020. The main packaging presentations are non-returnable aluminum cans and returnable glass bottles, while the predominant distribution channels are the off-premise channel, this mainly composed by liquor stores and convenience stores, and supermarkets.

The non-alcoholic beverages market in Chile consists of both carbonated and non-carbonated beverages. The principal types of carbonated beverages are colas, non-colas and carbonated mineral bottled water. The non-carbonated beverages are fruit juices, functional drinks and non-carbonated mineral, purified and flavored bottled water. The main packaging presentations for non-alcoholic categories are non-returnable and returnable plastic bottles. In 2020, the Chilean carbonated soft drink industry had an estimated size of 2,123 million liters; the water[2] industry had an estimated size of 668 million liters; the nectar and juices[3] industry had an estimated size of 340 million liters; and the functional drinks[4] industry had a size of 129 million liters.

[1] The source of the size of each industry is GlobalData: Quarterly Beverage Forecast, with the exception of the beer industry in Argentina, which corresponds to an internal estimate.

[2] Includes HOD, packaged water, flavored water and enhanced water.

[3] Includes Nectars, juices and still drinks

[4] Includes Sports drinks, Energy drinks, ice tea and ice coffee.

The following table sets forth Nielsen estimates as to the percentage of total carbonated soft drinks sales in Chile, represented by each of the two principal categories of carbonated soft drinks during the last three years:

Type	2018	2019	2020
Colas	55%	57%	60%
Non-colas	45%	43%	40%
Total	100%	100%	100%

Traditionally, beer, wine and pisco have been the principal alcoholic beverages consumed in Chile. Pisco is a distilled wine spirit, produced in the regions of Atacama and Coquimbo in the north of Chile. The spirits industry had an estimated size of 74 million liters in 2020.

The beverage excise taxes in Chile are as shown in the following table:

Category	Current Excise Tax
Beer	20.5%
Wine	20.5%
Spirits	31.5%
Sugar containing Softdrink(1)	18.0%
No sugar containing Softdrink(2)	10.0%
Flavored Water	10.0%
(1) more than 15 gr / 240 ml of sugar
(2) with 15 gr / 240 ml or less of sugar

The Beverage Market: International Business Operating segment

The Argentine beer market is estimated to be around 2.2 times the size of Chile’s beer industry. Traditionally, beer and wine have been the principal alcoholic beverages consumed in the country. In 2020, the Argentine beer industry had an estimated size of 2,088 million liters; the spirits industry had an estimated size of 160 million liters; and the cider industry had an estimated size of 86 million liters.

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

In Uruguay, we participate in the beer and non-alcoholic beverages categories since our entrance to the market in in 2012, with both proprietary and under license brands. In 2020, the Uruguayan beer industry had an estimated size of 85 million liters; the carbonated soft drink industry had an estimated size of 347 million liters; the water[5] industry had an estimated size of 468 million liters; and the nectar and juices[6] industry had an estimated size of 29 million liters.

In Paraguay, we participate in the beer and non-alcoholic beverages categories since our entrance to the market in 2013, with both proprietary and under license brands. In 2020, the Paraguayan beer industry had an estimated size of 315 million liters; the carbonated soft drink industry had an estimated size of 556 million liters; the water5 industry had an estimated size of 372 million liters; and the nectar and juices6 industry had a size of 70 million liters.

[5] Includes HOD, packaged water, flavored water and enhanced water.

[6] Includes Nectars, juices and still drinks

In Bolivia, we participate in the beer and non-alcoholic beverages categories, with both proprietary and under license brands. BBO is consolidated in our Income Statements since August 2018. In 2020, the Bolivian beer industry had an estimated size of 298 million liters; the carbonated soft drink industry had an estimated size of 990 million liters; and the the water[7] industry had an estimated size of 198 million liters.

The Beverage Market: Wine Operating segment

The Chilean wine industry had an estimated size of 248 million liters in 2020. Wines in Chile can be segmented by product type. Chilean wineries produce and sell premium, varietal and popular-priced wines within the domestic market. Premium wines and many of the varietal wines are produced from high-quality grapes, aged and packaged in glass bottles. Popular-priced wines are usually produced using non-varietal grapes and are not aged. These products are generally sold in either cartons or jug packaging.

4)	Production and Marketing

Production and Marketing: Chile Operating segment

The production, marketing and sales of beverages in Chile generated net sales of, CLP 1,109,574 million,
CLP 1,164,304 million and CLP 1,242,763 million in 2018, 2019 and 2020, respectively, or 62.2%, 63.9% and 66.9% of CCU’s consolidated Net sales in those years. Our sales by volume in Chile increased 3.4% in 2020.

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

Our brands Cristal and Escudo are the best-selling beer brands in Chile. Other relevant brands are: Royal Guard, our proprietary premium beer brand; Morenita, our dark beer brand; Dorada, our convenience brand; and Stones, a flavored sweetened beer, with 2.5% alcohol content. From time to time, we introduce innovations and brand extensions to our most relevant brands, highlighting during 2020 the following: Royal Guard Amber Ale, Polar Imperial, Heineken and Sol (Blade), Birra Moretti, Kunstmann Fresh Hop, Valdivia Pale Lager and 1960, Austral Yagan, Patagonia Red Lager and Patagonia Hoppy Lager.

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

[7] Includes HOD, packaged water, flavored water and enhanced water.

In 2013 we launched the Sol brand (from Heineken) in the north of Chile, completing the national roll out of the brand in 2014. As of 2015, we started to produce Sol beer brand in our facilities. We have an exclusive ten-year license, automatically renewable on a yearly basis, for ten-year periods (rolling contract), unless notice of non-renewal is given.

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

The following table shows our proprietary parent beer brands, brands produced under license and brands imported under license for the Chilean Market:

Premium	Mainstream	Convenience
Royal Guard	Cristal	Dorada
Heineken(1)	Cristal Cer0,0°(2)
Heineken 0.0(2)(3)(6)	Escudo
Austral(1)(5)	Morenita
Polar Imperial(1)	Stones
Kunstmann	Andes
D'olbek	Bavaria
Sol(1)
Coors(3)
Blue Moon(4)
Szot(5)
Guayacán(5)
Birra Moretti
Patagonia
Mahina
(1) Produced under license.
(2) Non-alcoholic beer.
(3) Imported/Produced under license.
(4) Imported.
(5) Distribution contract.
(6) Commercialization began in February 2018 and the production in Chile is expected to begin in July 2020.

Our beer products sold in Chile are bottled or packaged in returnable and non-returnable glass bottles, aluminum cans, non-returnable plastic bottles or stainless steel kegs at our main production facilities in the Chilean cities of Santiago, Temuco, Valdivia, and Punta Arenas.

During the last three years we sold our beer products in Chile in the following containers:

Percentage of Total Beer Products Sold
Container	2018	2019	2020

Returnable (1)	30%	25%	17%
Non-returnable (2)	67%	72%	82%
Returnable kegs (3)	4%	3%	1%
Total	100%	100%	100%
(1) Returnable beer containers include glass bottles of various sizes.
(2) Non-returnable beer containers include glass bottles and aluminum cans, both of assorted sizes.
(3) Returnable kegs are stainless steel containers, which have a capacity of 20, 30 and 50 liters.

The following table sets forth our beer sales volume breakdown in Chile by category, for each of the last three years:

Category	2018	2019	2020
Premium	23%	24%	27%
Mainstream	73%	71%	69%
Convenience	4%	5%	4%
Total	100%	100%	100%

Our soft drinks include proprietary brands, in addition to brands produced under license from PepsiCo, Inc., Schweppes Holdings Ltd. and Promarca S.A., which are produced in three production plants (Santiago, Temuco and Antofagasta).

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

In August 2002, we began importing, selling and distributing Gatorade, a sport drink. In March 2006, a new franchise commitment letter and exclusive bottling appointment ("Gatorade Contracts") were executed between ECUSA and Stokely Van-Camp, Inc., a subsidiary of PepsiCo, Inc., authorizing ECUSA to bottle, sell and distribute Gatorade products in Chile, for an initial term ending on March 31, 2010, automatically renewable for successive two or three-year periods if certain conditions set forth in the Gatorade Contracts were met. In October 2013, ECUSA and Stokely Van-Camp, Inc. entered into a Second Amendment to the Gatorade Contracts under which such Contracts were renewed for a period ending on December 2018, subject to automatic renewal for an additional period equal to the term of the Shareholders Agreement of Bebidas CCU-PepsiCo SpA, that is, 2043, upon satisfaction of certain conditions. Since said conditions were satisfied, the Gatorade Contracts were automatically renewed in December 2018 as stated above. Since October 2006, we have been producing Gatorade locally.

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

In October 2013, CCU together with its subsidiary ECUSA executed a series of contracts and agreements with PepsiCo Inc. and affiliates, which allowed them to expand their current relationship in the non-alcoholic beverages segment with specific focus on the carbonated soft drinks, as well as extending long-term relationship duration. Pursuant to these agreements, which considered the creation of an affiliate, Bebidas CCU-PepsiCo SpA, the licenses to produce, sell and distribute in Chile Pepsi, 7up and Mirinda (Pepsi brands) and Bilz, Pap, Kem and Nobis (CCU brands) were granted to ECUSA until December 2043.

In line with our multicategory business strategy, in November 2015 we entered the ready-to-mix category through a joint operation agreement with Carozzi, for the production, commercialization, and distribution of instant powder drinks under the brands Sprim, Fructus, Vivo and Caricia. In December 2015 we started to distribute Red Bull in Chile. Aligned with our innovation process in non-alcoholic beverages during 2017, we continue to strengthen Pepsi Zero, launched late 2016 in the Chilean market, by increasing consumer interest through new packaging formats. From time to time, we and our partners introduce innovations and brand extensions to our most relevant brands. For example, in 2020, we and our partners introduced Gatorade G-Active, Pure Life Alkaline, Watts Tutifrutilla Light and Mas flavors Limonada Menta, Woman Beuty Skin and Woman Balance.

The following table shows the soft drink and water parent brands produced and/or sold and distributed by us through our non-alcoholic subsidiary ECUSA, during 2020:

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

During the last three years, we sold our non-alcoholic beverage products in the following packaging formats:

	Soft drinks			Mineral, purified and flavored water
Container	2018	2019	2020	2018	2019	2020
Returnable(1)	20%	20%	17%	28%	29%	26%
Non-returnable(2)	77%	78%	82%	72%	71%	74%
“Post-Mix”(3)	3%	2%	1%	-	-	-
Total	100%	100%	100%	100%	100%	100%
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
(3) Post-mix cylinders are sold specifically to on premise locations for fountain machines.

The following table shows the sales mix of our non-alcoholic beverages by category during each of the last three years:

Category	2018	2019	2020
Carbonated soft drinks
Colas
Licensed	18%	19%	21%
Non-colas
Proprietary	32%	32%	33%
Licensed	23%	23%	21%
Non-carbonated soft drinks
Juices
Licensed	21%	21%	19%
Others(1)
Licensed	6%	5%	6%

Soft drinks total	100%	100%	100%
Mineral water
Proprietary	39%	38%	40%
Licensed	0%	0%	0%
Purified water
Licensed	14%	15%	14%
Flavored water
Proprietary	19%	19%	20%
HOD	28%	29%	26%
Total Bottled Water	100%	100%	100%
(1) Includes functional drinks and teas.

After the completion of the CPCh transaction with Control in 2005, we expanded our proprietary parent brand portfolio considerably, adding brands such as Campanario in the pisco mainstream and cocktail categories, as well as Control C, Mistral, Horcón Quemado, Espíritu de los Andes and Tres Erres MOAI in the ultra-premium pisco segment, Mistral and Tres Erres in the premium pisco segment and La Serena in the popular-priced pisco category. Furthermore, from time to time we introduce new brands of piscos and cocktails extensions and flavors.

Our spirits are produced at five plants which are located in regions of Atacama and Coquimbo in the north of Chile. The bottling process is done in the Ovalle plant bottling facility. Horcón Quemado is produced and bottled in a third-party plant in the Atacama Region.

In the rum market, our proprietary parent brands are Cabo Viejo and Sierra Morena. Also, CPCh distributes Pernod Ricard products, including Chivas Regal, Ballantine’s, Havana Club and Absolut, among others.

In 2018 CPCh entered the cider category with the launch of Cygan, a beverage made from green and red apples, with an alcohol content of 4.5° and 64 calories per 100 ml.

In 2020 CPCh, launched the first Hard Seltzer in Chile, Hard Fresh, a low calorie and 5° alcohol content drink with a soft grapefruit and raspberry flavor. Also, in 2020, CPCh started to produce their first gin with Chilean herbs, Kantal.

The following table shows our parent pisco, cocktail and low Alcohol-By-Volume (“ABV”) brands:

Pisco and Cocktails			Low ABV
Premium	Mainstream	Convenience

Control C	Campanario	La Serena	Mistral Ice
Mistral	Ruta Cocktail		Iceberg
MOAI	Sol de Cuba		Sierra Morena Ice
Horcón Quemado	Sabor Andino Sour		Cygan
Tres Erres			Hard Fresh
Espíritu de los Andes

In June 2017, CPCh added the Peruvian brand Barsol to its portfolio through the acquisition of 40% of Americas Distilling Investments LLC, which is based in the United States and owns the Barsol brand and productive assets based in Peru.

On August 8, 2019, CCU announced that CPCh, acting through the companies Inversiones Internacionales SpA. and International Spirits Investments USA LLC, communicated to LDLM Investments LLC their decision to start a process of selling their total participation in Americas Distilling Investments LLC, owner of the Peruvian company Bodega San Isidro SRL and Barsol brand. In March of 2021, CPCh communicated to LDLM Investments LLC its decision not to proceed with the sale of its interest in Americas Distilling Investments LLC.

Production and Marketing: International Business Operating segment

Our International Business Operating segment generated Net sales of CLP 483,926 million, CLP 464,487 million and CLP 402,829 million in 2018, 2019 and 2020, respectively, representing 27.1%, 25.5% and 21.7% of CCU’s consolidated Net sales in those years. The International Operating segment includes our operations in Argentina, Bolivia, Paraguay and Uruguay.

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

In January 2018, Bebidas del Paraguay S.A. and Heineken Brouwerijen B.V. entered into a Distribution Agreement which provides us with the exclusive rights to sell and distribute Sol beer in Paraguay, effective as of 1 december 2017. This agreement has an initial term of five years and will automatically be renewed for subsequent three-year periods unless any party gives notice of its decision not to renew, in which case the agreements will be in force until expiration of the first period or the respective subsequent period. On April 20, 2018, Bebidas del Paraguay S.A. and Heineken Brouwerijen B.V. signed a Trademark License Agreement and a Distribution Agreement which provides us with the exclusive rights to produce, sell and distribute Heineken beer in Paraguay. This agreement has an initial term of five years from May 1, 2018 and will be automatically renewed for subsequent three-year periods unless any party gives notice of its decision not to renew. Therefore, and as agreed on June 11, 2018, the Trademark License Agreement entered on November 28, 2012, by CICSA and Heineken Brouwerijen B.V. was terminated with retroactive effects as of April 30, 2018 and, in its place, Heineken Brouwerijen B.V. and CICSA entered into a supply agreement which provides CICSA the non-exclusive right to sell and supply Heineken Lager in the Paraguayan market to Bebidas del Paraguay S.A., for a period of five years beginning on April 30, 2018. On November 1, 2019, Bebidas del Paraguay S.A. and Amstel Brouwerijen B.V. signed the Distribution Agreement which provides us with the exclusive rights to distribute Amstel beer in Paraguay, effective as of October 1, 2019. This agreement has an initial term of five years, and will be automatically renew for subsequent three-year periods, unless any party gives notice of its decision not to renew, in which case the agreement will be in force until expiration of the first period or the respective subsequent period.

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

On July 15, 2015, CICSA, BBO and Heineken Brouwerijen B.V. signed the Ancillary Trademark License Agreement which provides us with the exclusive rights to produce, sell and distribute Heineken beer in Bolivia, in force as of January 1, 2015. This agreement has an initial term of ten years and will be automatically renewed for five-year periods unless any party gives notice of its decision not to renew, in which case the agreement will be in force until the last renewal period expires.

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

In 2012, the Company began in Argentina the migration process to its new proprietary returnable bottle in place of the generic container currently in the industry. The decision to implement this important project was based primarily on the change introduced by the main market player, who in 2011 started to replace the use of generic packaging by a proprietary container for one liter returnable products. The proprietary container’s use results in significant important changes in logistics processes, including the adaptation of the building structure of plants, the acquisition of specific equipment, the adaptation of production lines and agreements with glass bottles and crates suppliers in order to achieve the timely supply of the new bottling process required inputs. The introduction of these proprietary returnable bottles resulted in significant impacts on the industry’s value chain, with higher operating costs associated with the operation of recovery and classification of packaging that significantly affect the level of profitability and industry’s return on capital employed (ROCE). This transition process required significant investments between 2012 and 2017 mainly in packaging, equipment and infrastructure. To partially finance these investments, bank loans were obtained in local currency with long repayment periods, mitigating the risk of exchange rate and interest rate fluctuations thereby minimizing the fluctuation risk. Due to the Transaction, CCU Argentina and ABI, among other matters, agreed that CICSA and Quilmes, may each use, without any payment or restriction whatsoever, the one litter returnable amber bottles, denominated as “proprietary”, of the other company (hereinafter the “Free Use of Bottles”). For this purpose, the parties agreed that the term for the Free Use of Bottles will be three years, with the option to renew the term for three additional years in case any of the parties thereto has fulfilled certain investments in bottle requirements. At the end of the three- or six-year term, each party will be permanently authorized to use the other party’s proprietary bottles for up to a 10% of its total bottled product (current authorization allows such use up to 0.5%). This agreement is favorable to CCU Argentina, as it will allow the company to obtain operational efficiencies.

In 2011, the Company started to export Schneider beer to Paraguay through Bebidas del Paraguay S.A., and in 2013 to Uruguay through Milotur. In Paraguay we participate in the beer and non-alcoholic categories since our entrance to the market in 2013, with the introduction of new brands and the acquisition of the craft beer brand Sajonia.

In 2018, the Company increased its stake from 34% to 51% in BBO. In Bolivia, CCU participates in the non-alcoholic beverages and beer business, with two plants located in the city of Santa Cruz de la Sierra. In non-alcoholic beverages, it participates in the soft drinks business with the brands Mendocina, Free Cola, Sinalco and Malta Real. The latter is a soft drink with sugar based on malt, but without alcohol. BBO, with Mendocina, also participates in the water category and Natur-All in juices. In beers, it has the brands Real, Capital and Cordillera. In addition, sell and distribute Heineken and Kunstmann, imported beer brands.

At present we produce and market premium, medium-priced and popular-priced beer brands in the International Business Operating segment, which includes Argentina, Bolivia, Paraguay and Uruguay.

The following table shows our proprietary parent beer brands, brands produced under license and brands imported under license for the Argentinean market:

Premium	Mainstream	Convenience
Heineken(1)	Salta	Córdoba
Sol(1)	Santa Fe	Palermo
Kunstmann(2)	Schneider	Bieckert
Imperial	Norte(3)	Báltica(3)
Amstel(1)	Isenbeck	Diosa
Miller Genuine Draft	Iguana(3)
Grolsch(1)
Warsteiner(1)
Blue Moon(2)
(1) Licensed.
(2) Imported.
(3) As from May 2, 2018, ABI carries out the production and distribution of Iguana, Norte and Báltica, on behalf of CCU Argentina, for a period of up to three years (until May 2021).

The following table shows our proprietary parent beer, wine, water and soft drinks brands, produced and/or imported under license for the market in Uruguay:

Brand	Product Category	Ownership	Affiliation
Heineken	Beer	Licensed(1)	Heineken Brouwerijen B.V.
Schneider	Beer	Proprietary(1)	CCU
Kunstmann	Beer	Proprietary(1)	CCU
Imperial	Beer	Proprietary(1)	CCU
Escudo Silver	Beer	Proprietary(1)	CCU
Miller	Beer	Licensed(1)	Coors Brewing Company
Misiones de Rengo	Wine	Proprietary(1)	CCU
Eugenio Bustos	Wine	Proprietary(1)	CCU
Finca La Celia	Wine	Proprietary(1)	CCU
Nix	Soft Drink	Proprietary	CCU
Watt´s	Juice	Licensed(2)	Promarca
Nativa	Water	Proprietary	CCU
Nix	Water	Proprietary	CCU
FullSport	Sport Drink	Proprietary	CCU
Thor	Energy Drink	Proprietary	CCU
(1) Imported (2) CCU indirectly owns 50% of Promarca.

The following table shows our proprietary parent beer and soft drinks brands, produced and/or imported under license for the market in Paraguay:

Brand	Product Category	Ownership	Affiliation

Heineken	Beer	Licensed(1)	Heineken Brouwerijen B.V.
Amstel	Beer	Licensed(1)	Heineken Brouwerijen B.V.
Schneider	Beer	Proprietary(1)	CCU
Paulaner	Beer	Licensed(1)	Paulaner Brauerei GmbH &Co KG
Kunstmann	Beer	Proprietary(1)	CCU
Sajonia	Beer	Proprietary	CCU
Sol	Beer	Licensed(1)	Heineken Brouwerijen B.V.
Pulp	Soft Drink	Proprietary	CCU
Puro Sol	Juice	Proprietary	CCU
Watt´s	Juice	Licensed(2)	Promarca
La Fuente	Mineral Water	Proprietary	CCU
FullSport	Sport Drink	Proprietary(1)	CCU
(1) Imported. (2) CCU indirectly owns 50% of Promarca.

The following table shows our proprietary parent beer and soft drinks brands, produced and/or imported under license for the market in Bolivia:

Brand	Product	Category	Affiliation

Heineken	Beer	Licensed(1)	Heineken Brouwerijen B.V.
Cordillera	Beer	Propietary	CCU
Real	Beer	Propietary	CCU
Capital	Beer	Proprietary	CCU
Kuntsmann	Beer	Licensed(1)	CCU
Mendocina	Soft Drink	Proprietary	CCU
Free Cola	Soft Drink	Proprietary	CCU
Sinalco	Soft Drink	Licensed	Sinalco
Mendocina	Water	Proprietary	CCU
Malta Real	Malta based beverage	Proprietary	CCU
Natur-All	Juice	Proprietary	CCU
(1) Imported.

The following table sets forth our beer sales volume in Argentina by category during each of the last three years, including exports to other countries:

Category	Argentina
	2018	2019	2020
Premium	31%	33%	35%
Mainstream	47%	43%	44%
Convenience	23%	24%	21%
Total	100%	100%	100%
43

Our beer products are bottled or packaged in returnable and non-returnable glass bottles, aluminum cans and stainless steel kegs at our production facilities. During the last three years, we sold our beer products in Argentina in the following packaging formats:

Container	Percentage of Total Beer Sold in Argentina
	2018	2019	2020
Returnable (1)	51%	44%	43%
Non-returnable (2)	48%	55%	56%
Returnable kegs (3)	1%	1%	1%
Total	100%	100%	100%
(1) Returnable beer containers include glass bottles of various sizes.
(2) Non-returnable beer containers include glass bottles and aluminum cans, both of assorted sizes.
(3) Returnable kegs refer to stainless steel containers in assorted sizes.

Production and Marketing: Wine Operating segment

VSPT is one of Chile’s largest producers and distributors of wine in terms of sales volume and Net sales. Our Wine Operating segment generated Net sales of CLP 206,519 million, CLP 212,322 million and CLP 235,210 million, in 2018, 2019 and 2020, respectively, or 11.6%, 11.6% and 12.7% of CCU’s consolidated Net sales in those years.

VSPT is composed of six different wineries in Chile and two in Argentina. Its main vineyards are located in Molina, approximately 200 kilometers south of Santiago. The VSPT estate in Molina is one of the largest single-site vineyards in Chile with an area of 1,056 hectares. As of December 31, 2020, VSPT’s vineyards covered an aggregate of 3,911 hectares in Chile, distributed among 10 different plantations. The winery also has 331 hectares under long-term leases. In Argentina, VSPT has another 943 planted hectares located in the province of Mendoza and San Juan.

The following table indicates the breakdown of Wine Operating segment’s volume in the domestic and export markets, including sales from FLC and Tamarí in Argentina:

	Chilean	Argentinean
Year	Domestic Volume		Export Volume (1)	Total Volume
(in millions of liters)
2018	68	1	71	139
2019	67	6	69	141
2020	76	11	67	155
(1) Includes Argentinean operations and bulk sales.

Viña San Pedro, Viña Tarapacá, Viña Leyda, Viña Santa Helena, Viña Misiones de Rengo, Viña Mar in Chile and Finca La Celia and Graffigna in Argentina, produce and market premium, varietal and popular-priced wines.

The principal brands are set forth below:

Brand		Icon	Premium	Varietal	Popular-Priced
Viña San Pedro	Altaïr	X
	Sideral	X
	Cabo de Hornos	X
	Kankana del Elqui	X
	Tierras Moradas	X
	1865 Selected Vineyard		X
	1865 Selected Blend		X
	1865 Selected Collection		X
	Castillo de Molina		X
	Épica		X
	35 South			X
	Urmeneta			X
	Gato Negro			X
	Gato				X
	Manquehuito				X
	San Pedro Exportación				X
	9Lives		X
Viña Tarapacá	Tarapakay	X
	Gran Reserva Etiqueta Azul	X
	Gran Reserva Etiqueta Negra		X
	Tarapacá Gran Reserva		X
	Gran Tarapacá			X
	Tarapacá Reserva		X
	Tarapacá Varietal			X
	León de Tarapacá			X
Viña Santa Helena	Santa Helena Gran Reserva		X
	Santa Helena Reserva		X
	Santa Helena Varietal				X
	Santa Helena Gran Vino				X
	Santa Helena Dulce				X
Alpaca	Alpaca Orgánico		X
	Alpaca Premium		X
	Alpaca Varietal			X
Viña Misiones de Rengo	Misiones de Rengo Black		X
	Misiones de Rengo Cuvée		X
	Misiones de Rengo Reserva		X
	Misiones de Rengo Varietal			X
	Misiones de Rengo Espumante		X
Viña Mar	Viña Mar		X	X
	Viña Mar Espumante		X
Viña Leyda	Leyda Lot	X
	Leyda Reserva		X
	Leyda Single Vineyard		X
La Celia	La Celia Supremo	X
	La Celia		X
	La Consulta		X
	La Finca			X
	Eugenio Bustos			X
Graffigna	Graffigna		X
	Graffigna GR		X

The following table presents our breakdown of total sales volume in thousands of liters by category of the Wine Operating segment during 2020:

	Chilean	Argentinean
Category	Domestic		Export(1)	Total
		(in thousands of liters)
Premium	9,302	374	5,467	15,143
Varietal	8,078	10,480	57,043	75,601
Popular-Priced	58,758	587	3,893	63,238
Bulk	-	-	867	867
Total	76,138	11,441	67,270	154,849
(1) Includes Argentinean operations and bulk wine.

Domestic Market. Our Chilean domestic wine is packaged in glass bottles, cans, cartons, and bag-in-box containers at VSPT’s production facilities in Molina and Isla de Maipo. The following chart shows our packaging mix for domestic wine sales for the last three years:

Container	Percentage of Total Domestic Wine Sold in Chile
	2018	2019	2020
Carton	48%	48%	48%
Glass Bottles	52%	52%	52%
Bag-in-Box	-	-	-
Total	100%	100%	100%

Export Market. According to industry sources, exports of Chilean wine increased from approximately 43 million liters in 1990 to 849 million liters in 2020, at a compounded annual growth rate of 10%. During 2019 and 2020, Chilean wine exports reached 869 million liters and 849 million liters, respectively. We believe that Chilean wine exports have grown steadily due to their comparatively low prices and positive international image, as well as due to external factors, such as low wine production in the Northern Hemisphere in recent years.

VSPT exported from Chile 68 million liters of wine in 2018, 64 million liters of wine in 2019 and 64 million liters of wine in 2020. During 2020, VSPT exported wine to more than 80 countries worldwide. Exports accounted for net sales of CLP 111,672 million, CLP 112,718 million and CLP 120,504 million, in the last three years, respectively. In 2020, VSPT’s primary export markets included the United States, Japan, Brazil, Finland, Paraguay, the Netherlands, China and Canada.

Most exported wine is sold in glass bottles, except for a certain quantity of unbranded wine that is occasionally sold in bulk, as well as some wine that is sold in bag-in-box containers. The following chart shows our packaging mix for export Chilean wine volume in the last three years:

Container	Percentage of Total Export Wine Volume from Chile
	2018	2019	2020
Glass Bottles	91%	92%	90%
Bulk	-	-	-
Bag in box	9%	8%	10%
Total	100%	100%	100%

5)	Raw Materials and other Supplies

The main raw materials that we use are sugar, soft drink concentrates, fruit pulps, malt, rice, hops, grapes and water. The sugar and fruit pulps that we use are from local and international origin suppliers. We obtain our supply of malt mainly through long term contracts with malt suppliers from Chile and Argentina. Rice is sourced mainly from international suppliers in spot transactions.

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

The most relevant packaging materials are glass bottles, aluminum cans, PET bottles, caps, films, labels, corrugated cases and folding cartons. Long term contracts are signed with the main strategic suppliers.

Glass bottles used in our packaging are purchased from the main local glass suppliers. During 2020, all of our aluminum cans were purchased from global suppliers. We buy our labels, films and corrugated cartons mainly from local suppliers. The majority of our polyethylene terephthalate (“PET”) resins are imported from Asia. Bottles and injected preforms are produced by our subsidiary Plasco.

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

VSPT’s main raw and packaging materials are purchased and harvested grapes, purchased wine, glass bottles, carton containers, corks and cardboard boxes. VSPT obtained approximately 32.8% of the grapes used for export wines from our own vineyards during 2020. Of the wine sold in the domestic market, approximately 8.6% are grapes from our vineyards. In 2020, approximately 34.9% of the wine used in domestic and export sales was purchased from ten local producers: Vinícola Patacón SpA, Corretajes Torres y Cía. Ltda., Bodegas y Viñedos Las Mercedes S.A, Viña Siegel S.A, Anatolio Segundo Albornoz Vargas, Sociedad Agroindustrial Rio Elqui Ltda., Coop. Agrícola Pisquera Elqui Ltda, RR Wine Ltda, Agrícola Viña Los Lirios Ltda y Viñedos Errazuriz Ovalle S.A. VSPT has various alternative sources of supply, which can be used when they are favorable. VSPT’s glass bottles are mainly purchased from Cristalerías Chile and Verallia; however, when requiring specific models, VSPT has purchased glass bottles from other local and international suppliers. Carton containers are purchased from SIG Combibloc Inc. and are assembled in VSPT’s own automated packing lines.

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

Comercial Patagona is a subsidiary of Cervecería Austral and, as of July 2002, is responsible for the sale and distribution of our products and those of Cervecería Austral in the Magallanes Region. Comercial Patagona reaches 1,245 points of sale.

We distribute our products throughout Chile to:

•	off-premise retail: small and medium-sized retail outlets, which in turn sell our products to consumers for take-out consumption;
•	on premise retail: retail establishments such as restaurants, hotels and bars for on-premises consumption;
•	wholesalers; and
•	supermarket chains

In the last three years, the percentage mix of the above distribution channels for our products in Chile was as follows:

Percentage of Total Products Sold
Distribution Channels	2018	2019	2020
Off-premise retail	37%	38%	42%
On-premise retail	12%	10%	6%
Wholesalers	17%	18%	20%
Supermarkets	33%	34%	30%
E-Commerce	0%	0%	1%
Total	100%	100%	100%

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

For areas not covered by Comercial CCU we have dedicated sales forces. Together with Comercial CCU we have a total sales force of 939 people, reaching 109,756 points of sale, related to the Chile Operating segment. In 2019, as previously mentioned, we broadened our remote sales platforms through the launch of a modern e-commerce website in Chile, "La Barra", reaching 134,740 households with our on-line portfolio in 2020 (www.labarra.cl). None of our customers accounted for more than 2.5% of our total sales by volume, with the exception of four large supermarket chains that represented in the aggregate 30.0% of our total sales by volume. One of these supermarket chains represented over 10.0% of our total sales by volume.

Our customers make payment for our products either in cash or checks at the time of delivery or in accordance with one of several types of credit arrangements that we offer. Sales through credit arrangements accounted for 42.4%, 41.0% and 35.6%of our sales in Chile during 2018, 2019 and 2020, respectively. Losses on credit sales in Chile have not been significant.

Sales, Transportation and Distribution: International Business Operating segment

In Argentina, after production, bottling and packaging, our beer is either stored at the production facilities or transported to a network of six distribution centers leased or owned by us.

As of December 31, 2020, we have the capacity to reach 215,982 points of sale in Argentina with our direct and indirect sales force. Approximately 70% of our beer in Argentina is sold and/or distributed through third-party sales and distribution chains, including two independent Coca-Cola bottlers who distribute our products mainly in the north and south of the country, representing in the aggregate 18% of our total sales by volume. We have a direct sales force which sells our beer products to customers within San Juan, Mendoza, Córdoba, Santa Fé, Rosario, and Buenos Aires City, in addition to 75 regional and national supermarket chains throughout the country. None of our retail customers individually accounted for more than 4% of our total beer sales by volume.

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

In Argentina, though most beer is sold through wholesalers and distributors, we also sell our products to retailers and supermarket chains. In the last three years, the percentage mix of the above distribution channels for our beer products in Argentina was as follows:

		Argentina
Distribution Channels	2018	2019	2020
Wholesalers/distributors	70%	69%	70%
Retailers	12%	12%	12%
Supermarkets	19%	19%	18%
Total	100%	100%	100%

In Uruguay our commercial distribution system reaches the whole country and all supermarkets. During 2016, as a result of restructuring, we changed from a direct sales system in Montevideo to an indirect sales system. In 2020, we maintained approximately 17,694 points of sale.

In the last three years, the percentage mix of the distribution channels for our beer and non-alcoholic products in Uruguay was as follows:

	Uruguay
Distribution Channels	2018	2019	2020
Indirect	86%	86%	85%
Retailers	-		-
Supermarkets	14%	14%	15%
Total	100%	100%	100%

In Paraguay, we have four distribution centers and a direct sales force. Together with a network of distributors and wholesalers, we reach a total of 31,149 points of sale, which allows us to have national coverage with our products.

In the last three years, the percentage mix of the above distribution channels for our beer and non-alcoholic products in Paraguay was as follows:

	Paraguay
Distribution Channels	2018	2019	2020
Indirect	14%	9%	7%
Retailers	66%	68%	70%
Supermarkets	20%	22%	23%
Total	100%	100%	100%

In Bolivia, we have four distribution centers and a direct sales force. We reach a total of 24,398 points of sale, which allows us to have national coverage with our products. The percentage mix of the above distribution channels for our beer and non-alcoholic products in Bolivia was as follows:

	Bolivia
Distribution Channels	2018	2019	2020
Off-premise retail	43%	37%	28%
On-premise retail	15%	12%	6%
Wholesalers	38%	47%	62%
Supermarkets	4%	4%	4%
Total	100%	100%	100%

Our International Business segment customers make payments for our products either in cash or checks at the time of delivery or in accordance with one of several types of credit arrangements that we offer. In Argentina, sales through credit arrangements accounted for 88% of total sales during 2018, 2019 and 2020, respectively. In Bolivia, sales through credit arrangements accounted for 13%, 14% and 10% of total sales during 2018, 2019 and 2020, respectively. In Uruguay, sales through credit arrangements accounted for 100% of total sales during 2018, 2019 and 69% during 2020. In Paraguay, sales through credit arrangements accounted for 38%, 43% and 47% of total sales during 2018, 2019 and 2020, respectively. Losses on sales through credit arrangements in the International Business segment have not been significant.

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

We distribute our wine products throughout Chile in the territories not covered by Comercial CCU or Comercial Patagona, with our own sales force, to:

•	off-premise retail: small and medium-sized retail outlets, which in turn sell wine to consumers for take-out consumption;
•	on premise retail: retail establishments such as restaurants, hotels and bars for on-premises consumption;
•	wholesalers; and
•	supermarket chains.

For the last three years, the percentage mix of the above distribution channels for our wine products in Chile was as follows:

Distribution Channels	2018	2019	2020
Off-premise retail	28%	28%	32%
On-premise retail	5%	5%	3%
Wholesalers	29%	28%	29%
Supermarkets	38%	39%	35%
Total	100%	100%	100%

We reach a total of 28,175 points of sale with our dedicated sales force of 79 people, together with the sales force of Comercial CCU.

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

Our Wine Operating segment customers make payment for our products either in cash or checks at the time of delivery or in accordance with one of several types of credit arrangements that we offer. Sales through credit arrangements accounted for 83.5%, 83.4% and 82.0% of total sales during 2018, 2019 and 2020, respectively. Losses on credit sales have not been significant.

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

The following table shows our annual sales volume of beer, non-alcoholic beverages and spirits in Chile, excluding exports, by quarter in the last three years:

Seasonality Chile Operating segment

Year	Quarter	Sales Volume	% of Annual
		(millions of liters)	Sales Volume

2018	1st quarter	518.7	27%
	2nd quarter	383.4	20%
	3rd quarter	417.0	22%
	4th quarter	567.8	30%
	Total	1,886.8	100%

2019	1st quarter	543.3	27%
	2nd quarter	391.7	20%
	3rd quarter	444.2	22%
	4th quarter	600.9	30%
	Total	1,980.2	100%

2020	1st quarter	599,7	29%
	2nd quarter	339,0	17%
	3rd quarter	438,4	21%
	4th quarter	671,2	33%
	Total	2.048,4	100%

Seasonality: International Business Operating segment

As a result of the seasonality of the beverage industry with respect to the categories in which we participate, our sales and production volumes are normally at their lowest in the second and third calendar quarters and at their highest in the first and fourth quarters (i.e., the highest selling quarters correspond to the summer and holiday seasons in the region). The following table shows the annual sales volume for the International Business operating segment, including exports, during each quarter in the last three years (the International Business Operating segment includes BBO as of the third quarter of 2018):

Seasonality International Business Operating segment

Year	Quarter	Sales Volume	% of Annual
		(millions of liters)	Sales Volume

2018	1st quarter	212.6	26%
	2nd quarter	160.5	19%
	3rd quarter	192.0	23%
	4th quarter	262.2	32%
	Total	827.3	100%

2019	1st quarter	238.3	27%
	2nd quarter	162.9	18%
	3rd quarter	203.9	23%
	4th quarter	284.8	32%
	Total	889.9	100%

2020	1st quarter	234,1	27%
	2nd quarter	143,3	16%
	3rd quarter	192,6	22%
	4th quarter	308,4	35%
	Total	878,4	100%

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

Seasonality Wine Operating segment

Year	Quarter	Sales Volume	% of Annual
		(millions of liters)	Sales Volume

2018	1st quarter	29.6	21%
	2nd quarter	36.7	26%
	3rd quarter	37.7	27%
	4th quarter	34.8	27%
	Total	138.9	100%

2019	1st quarter	29.4	21%
	2nd quarter	36.2	26%
	3rd quarter	39.5	28%
	4th quarter	34.4	25%
	Total	139.5	100%

2020	1st quarter	30,2	20%
	2nd quarter	38,5	25%
	3rd quarter	46,9	31%
	4th quarter	38,2	25%
	Total	153,8	100%

8)	Geographical Markets

Chile is our primary market in terms of sales, followed by Argentina. In 2018, 2019 and 2020, Chile represented 72%, 74% and 77%, respectively, of CCU’s consolidated Net sales, while Argentina, in the same time periods, represented 24%, 21% and 18%, respectively.

	Net Sales for the year
	2018	2019	2020
	(millions of CLP)
Chile(1)	1,289,513	1,342,370	1,436,790
Argentina(2)	421,607	390,444	338,215
Uruguay	17,709	17,806	19,484
Paraguay	43,565	47,149	39,245
Bolivia	10,888	24,773	23,860
Total	1,783,282	1,822,541	1,857,594
(1) Includes revenue from Net sales of the SSU and eliminations between geographical operations. In addition, includes Net sales of the Wine Operating segment.
(2) Includes revenue from Net sales from the subsidiaries Finca La Celia S.A. and Los Huemules S.R.L. which are presented in Wine Operating segment and Chile Operating segment, respectively.

CCU’s net sales are primarily generated in the domestic beverage market in the countries in which we have operations in Latin America. In 2018, 2019 and 2020, the domestic market represented 93% of CCU’s consolidated net sales in each of these years.

	Net Sales for the year
	2018	2019	2020
	(millions of CLP)
Domestic	1,664,614	1,702,110	1,729,519
Exports	118,668	120,431	128,074
Total	1,783,282	1,822,541	1,857,594

CCU’s Wine Operating segment exports wine from Chile and Argentina to over 80 countries around the world. The following table provides the distribution of Wine Operating segment’s exports in 2020 by market:

Market	Volume (1)	Percentage of Total Exports
	(thousands of liters)
Europe	21,975	33%
Latin America	16,213	24%
USA and Canada	7,249	11%
Asia and Oceania	20,874	31%
Others	93	0%
Total	66,403	100%
(1) Includes Argentinean operations, excludes bulk wine.

9)	Competition

Competition: Chile Operating segment

The beer market in Chile is highly competitive, characterized by a wide range of locally produced and imported beers. Our largest competitor in the beer business is Cervecería Chile (a subsidiary of Ambev S.A.), which commenced operations in Chile in 1991. Cervecería Chile’s primary beer brands are Becker, Corona, Báltica, Stella Artois and Budweiser. Cervecería Chile has one production facility, which is under expansion, and imports products from various beer operations abroad. Following the execution of a distribution agreement in November 2020, Cervecería Chile distributes its products through Embotelladora Andina S.A. and Embonor S.A. distribution network. Both companies are the main licensees and bottlers of The Coca-Cola Company's products in Chile. Prior to November 2020, Cervecería Chile distributed its products through direct distribution and wholesalers.

Another relevant player in the beer market in Chile is Viña Concha y Toro S.A. (“Concha y Toro”), which imports Miller Genuine Draft and distributes Estrella Damm since 2018. Concha y Toro also owns a majority stake in Southern Brewing Company, makers of Kross craft beer.

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

The following chart shows estimates of our Chile market share for the last three years:

Year	Chile Operating segment Volume market share (1)
2018	43.4%
2019	43.8%
2020	45.2%
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

In 2010, SAB Miller bought Casa Isenbeck (Isenbeck, Warsteiner and La Diosa brands) and launched Miller Genuine Draft and Miller Lite beer in Argentina.

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

In 2016, AB Inbev sold the Miller brands to Coors Brewing Company. In Argentina, CICSA signed an agreement with Coors Brewing Company to manufacture, package, commercialize and distribute the Miller brands through December 2026, with an automatic renewal for a period of five years if the renewal criteria have been satisfied.

On September 6, 2017, CCU and CCU Argentina reached an agreement with ABI for the early termination of the Budweiser license in Argentina in exchange for a portfolio of brands and several payments. See “Item 4: Information on the Company – A. History and Development of the Company”.

The following table shows estimates of the market share of our International Business Operating segment including: beer in Argentina beer, carbonated soft drinks, juices and nectars, mineral and flavored water in Uruguay; beer, carbonated soft drinks, juices and nectars and mineral water in Paraguay; and beer, malt and carbonated soft drinks in Bolivia:

Year	International Business Operating Segment Volume Market Share (1)
2018	15.8%
2019	16.7%
2020	17.7%

(1)   Sources: Ernst and Young for Argentina. ID Retail for Uruguay, internal estimates and CCR for Paraguay, internal estimates and Ciesmori for Bolivia. The calculation of the weighted average for past periods includes markets and industries that CCU entered at a later date.

Competition: Wine Operating segment

The wine industry is highly fragmented and competitive in both the domestic and the export markets. No single wine producer in Chile accounts for the majority of production and/or sales. In Chile, VSPT competes directly against all other Chilean wineries. Apart from VSPT, the leading wineries in Chile include Viña Concha y Toro, Viña Santa Rita S.A. (“Santa Rita”) and Bodegas y Viñedos Santa Carolina S.A. (“Santa Carolina”). In addition, VSPT competes against numerous medium-sized wineries, including Viña Undurraga S.A. (“Undurraga”), Cousiño Macul S.A. (“Cousiño Macul”) and Viña Montes, among others. We believe that VSPT’s largest domestic competitors, such as Concha y Toro and Santa Rita, derive their relative competitive strengths from their wide portfolio of products, well-recognized brand names and established distribution networks. In 2020, Concha y Toro and Santa Rita had a volume market share of approximately 29.6% and 28.2%, respectively. VSPT also competes with many small wine producers.

Internationally, VSPT competes against Chilean producers as well as with wine producers from other parts of the world. According to information compiled by the Wines of Chile association, VSPT is the second-largest exporter of Chilean wines with a market share of 12.4% in 2020, excluding bulk wine. Our main Chilean competitors, mainly Viña Concha y Toro, Viña Santa Rita and Viña Santa Carolina, represented 33.2%, 5.1% and 4.0%, respectively, of total Chilean wine exports in 2020, excluding bulk wine.

The following table shows estimates of the volume market share of our Wine Operating segment in Chile (excluding bulk wine sales) for the last three years:

Year	Wine Operating segment Volume market share (1)
2018	17.7%
2019	17.7%
2020	18.9%

(1)   According to Nielsen figures for Chilean domestic wine and Viñas de Chile for export figures from Chile. The calculation of the weighted average for past periods includes markets and industries that CCU entered at a later date.

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

Additional regulations concerning wine origin denominations are contained in Decree N° 464 of the Ministry of Agriculture, dated December 14, 1994, as amended, which also laid out the wine-growing regions and set rules regarding grape varieties, vintage year, labeling and selling requirements; and Law N° 20,089, which creates the National Certification System for Organic Agricultural Products, which establishes the conditions for the commercialization of products under the denomination of origin of organic or its equivalents. Additionally, Pisco origin denominations, also applicable to us, are regulated in Decree N° 521 dated May 27, 2000 of the Ministry of Agriculture and likewise contains provisions relating to pisco producing regions, raw material standards, manufacturing procedures, packaging and labeling.

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

The main applicable laws are Decree N° 315/94 containing the National Bromatological Regulations, Code of Children and Adolescents regulating aspects related to sale and advertising of alcoholic beverages, Law N° 17,849 and its Regulatory Decree N° 260/07 regulating Integrated Packaging Management System, Mercosur Technical Regulations for labeling of packaged food, Law N° 18,159 regulates the promotion and defense of competition, Law N° 19,196 governing the criminal liability of employers for breach of occupational safety rules when it threatens or causes damage to the lives of workers, Law N° 19,855 regulating problematic consumption of alcoholic beverages, and Decree N° 272/18, effective as of March 1, 2020, with respect to food labeling and its Regulatory Decree N° 63/2020.

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

Furthermore, both CCC and ZF CC must comply with the free zone regime, including Law N° 1,004 of 2005, Decree N° 1,165 of 2019, Decree N° 2,147 of 2016, Decree N° 1,054 of 2019, Resolution No. 46 of 2019 and the rules that modify or regulate it, as well as its general development master plan approved by the Ministry of Commerce, Industry and Tourism.

In addition, the specific rules relating to the activities and business that each company carries out are applicable to these companies, the main ones being: Law N° 9 of 1979, which establishes the conditions that raw materials for the production of alcoholic beverages must satisfy, Law N° 124 of 1994, which regulates the sale and consumption of alcoholic beverages and their advertising and establishes that the minimum age for the purchase of alcoholic beverages at the national level is 18 years of age, Decree N° 1,686 of 2012, which sets forth the sanitary requirements for the production, packaging, advertising, transportation, import and marketing of alcoholic beverages destined for human consumption, Decree N° 780 of 2016, which establishes, in the field of alcoholic beverages, the obligation to emphasize in advertising and related legends the prohibition of the sale of alcoholic beverages to minors, as well as the specifications that must be included in their packaging and labels, Decree N° 1,506 of 2014, Decree N° 216 of 2019 and Circular N° 486 of 2016, establishing the health requirements associated with the manufacture, processing, packaging, storage, distribution, marketing, sale, import or export of alcoholic beverages, and Law N° 223 of 1995, Law N° 1,816 of 2016 regulating local taxes applicable to the production and distribution of alcoholic beverages, including beer, in Colombian territory, and Decree N° 1,366 of 2020, which establishes provisions for granting sanitary registration of alcoholic beverages manufactured and marketed by micro-entrepreneurs and certification in good manufacturing practices.

There are currently no material legal or administrative proceedings pending against us in Colombia with respect to any regulatory matter. We believe that we are in compliance in all material respects with all applicable statutory and administrative regulations with respect to our business in Colombia.

C.	Organizational Structure

Ownership Structure as of March 31, 2020

We are controlled by IRSA, which as of December 31, 2020 owned directly and indirectly 60.00% of the shares of our common stock. On March 1, 2021 IRSA announced through Schedule 13D, filed with the SEC, its intention to increase, subject to market and other conditions, its participation in CCU an additional 6%, through open market purchases, privately negotiated transactions, tender offers or otherwise. As of March 31, 2021 and as of the date of this annual report, IRSA directly and indirectly owned 61.56% of our shares of common stock.

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

Heineken, the Dutch brewer, is one of the largest brewers in the world which markets and sells more than 300 brands in 190 countries and has more than 84,000 employees worldwide. Heineken group’s beer volume was 221.6 million hectoliters during 2020.

The following table provides our significant subsidiaries as of December 2020:

Subsidiaries	Country	Total Ownership Interest
Cervecería CCU	Chile	100.00%
CCU Argentina	Argentina	99.99%
ECUSA	Chile	99.98%
VSPT(1)	Chile	82.99%
(1) Compañía Cervecerías Unidas S.A. indirectly, through CCU Inversiones S.A., has an aggregate 83.01% controlling interest in VSPT.

D.	Property, Plants and Equipment

Set forth below is information concerning our production facilities as of December 31, 2020, all of which are owned and operated by us or our subsidiaries.

For the Chile Operating segment, we had an aggregated Supply Capacity per month of 440.2 million liters, including Manantial, with a Utilized Capacity during peak month of 66.8%. Utilized Capacity During Peak Month is equal to production output as a percentage of Nominal Installed Production Capacity during our peak month for each respective plant. The annual Nominal Installed Capacity for this segment is 48.4 million hectoliters. Our Chile Operating segment total facilities size is 587,765 square meters (total built area including warehousing logistics activities related to the production process). Supply Capacity per month is defined as nominal installed production capacity for the current product/packaging mix during 25 days per month and 3 shifts per day. The calculated slack (spare) capacity does not necessarily indicate real slack capacity. The real production capacity is less than the nominal installed production capacity as adjustments are required for real machinery performance, packaging mix, availability of raw materials and bottles, seasonality within the months and other factors. As a result, we believe that the peak monthly capacity utilization rates shown above understate real capacity utilization and that slack capacity is overstated.

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

For the International Business Operating segment, we had an aggregated Supply Capacity per month of 111.3 million liters with a Utilized Capacity during peak month of 82.6%. The annual Nominal Installed Capacity for the International business is 12.2 million hectoliters.

Our International Business Operating segment total facilities size is 403,656 square meters (total built area including warehousing logistics activities).

Set forth below is a list of our 10 principal production facilities:

International Business Operating segment
Location	Country	Type of Plant

Buenos Aires (Luján)	Argentina	Beer
Santa Fé	Argentina	Beer
Salta	Argentina	Beer
Sajonia	Paraguay	Beer
Warnes	Bolivia	Mixed
Pan de Azúcar	Uruguay	Non-alcoholic beverages
San Antonio	Paraguay	Non-alcoholic beverages
Santa Cruz de la Sierra	Bolivia	Non-alcoholic beverages
Allen	Argentina	Cider
Ciudadela	Argentina	Cider

For the Wine Operating segment, we had an aggregated Nominal Filling Capacity of 86.195 liters per hour and a Storage Capacity in Tanks and Barrels of 127,0 million liters. The total facilities size is 162,917 square meters.

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
65

In addition to our production plants listed above, we have 36 owned and 8 leased distribution centers in the countries in which we operate:

Own Distribution Centers	Country	Leased Distribution Centers	Country
Arica	Chile	Illapel	Chile
Iquique	Chile	La Vara	Chile
Calama	Chile	Castro	Chile
Copiapo	Chile	San Antonio	Chile
Coquimbo	Chile	Encarnacion	Paraguay
Ovalle	Chile	Coronel Oviedo	Paraguay
Llay Llay	Chile	Trinidad	Bolivia
Curauma	Chile	Cochabamba	Bolivia
Santiago Sur	Chile
Rancagua	Chile
Talca	Chile
Chillan	Chile
Talcahuano	Chile
Los Angeles	Chile
Valdivia	Chile
Osorno	Chile
Puerto Montt	Chile
Coyhaique	Chile
Cervecera	Chile
Temuco	Chile
Antofagasta	Chile
Modelo	Chile
Villarrica	Chile
Punta Arenas	Chile
Renca	Chile
Sauce Viejo	Argentina
Cordoba	Argentina
Rosario	Argentina
Munro	Argentina
Mendoza	Argentina
San Juan	Argentina
Pan de Azúcar	Uruguay
Asunción	Paraguay
Ciudad del Este	Paraguay
La Paz	Bolivia
Santa Cruz de la Sierra	Bolivia

E.	Environmental Matters

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

On this topic, on June 1, 2016 Law N° 20,920 was enacted and established a framework for waste management and extended producer responsibility, and stimulation of recycling (“REP Law”), with the objective of lowering the generation of waste of priority products as determined by the bill and fostering recycling of the waste. On November 30, 2017, the Regulations on Procedures of the REP Law were published. During 2019, regulations were issued that established the collection, valorization and other associated obligations for tires, which were finally published in January 2021, and on March 16, 2021, the collection, valorization and other associated obligations for packaging materials were published.

Over the years, we have implemented specific action plans in each of our operations through the Environmental Vision 2020, which seeks to achieve three objectives within the decade (2010 - 2020): a reduction of greenhouse gas emissions (“GHG”) per hectoliter by 20%, a reduction of water consumption per hectoliter by 33%, and reach 100% in the valorization of industrial solid waste.

In 2020, we have completed our plan to achieve the 2020 Environmental Vision that we set ourselves in 2010, with a 35.7% reduction in greenhouse gas emissions per liter produced (the goal was 20%); a 48.6% decrease in water consumption per liter produced (the goal was 33%); and a 99.4% recovery of industrial solid waste (the goal was 100%). To support this last objective, we continue working on the Clean Production Agreement "Zero Waste to Landfill (" ZW2L "). Notwithstanding that several industrial facilities and Distribution Centers reached 100%, some did not achieve it and it has remained as a Pending issue. Regarding the reduction of greenhouse gas emissions, we obtained the Gold Label for Energy Efficiency at Plasco and the Silver Label for Energy Efficiency at the Temuco Plant from the Ministry of Energy and the Energy Sustainability Agency, respectively. We were once again recognized in 2020, with the Quantification, Reduction and Excellence Labels of HuellaChile, a Program of the Ministry of the Environment, which recognizes efforts in the management of GHG emissions.

We have also renewed our commitment to the environment, launching our Environmental Vision 2030, which establishes an even more challenging plan that includes three new areas of action. Thus, we commit ourselves over the next ten years to: (i) continue reducing greenhouse gas emissions per liter produced to achieve a 50% reduction, (ii) continue optimizing water consumption per liter produced, until achieving a 60% reduction, (iii) Value 100% of industrial solid waste, (iv) use 75% renewable electrical energy, (v) use 100% reusable, recyclable or compostable packaging, and (vi) aspire to our containers are made on average with 50% recycled material.

There are currently no material legal or administrative proceedings pending against us in Chile with respect to any environmental matter. We believe that we are complying in all material respects with all applicable environmental regulations.

Argentina

In Argentina, there are several statutes imposing obligations on companies regarding environmental matters at the municipal, provincial and federal levels in accordance with the General Environmental Protection Framework (Law N° 25,675), which establishes the Basic Environmental Protection Budgets, forming the fundamentals to develop all legislation and national environmental policy. In many cases, private entities operating public utilities such as water supply and sewage are in charge of controlling and enforcing those regulations. Examples of the latest regulations promulgated are: (i) the National Register of Chemical Substances (Decree N° 900/12), which aims to improve the traceability of chemical substances by means of strict control of all chemical substances that enter or leave the industrial plant, (ii) Decree N° 801/2015 regarding the global system of classification and labeling of chemical products, which based on Decree N° 3,359/2015 was implemented in April 2016 for pure substances, and in January 2017 for mixed substances, and (iii) Law N° 26,190 the National Regime for the Use and Promotion of Renewable Sources of Energy, which was modified by Law N° 27,191 and regulated by Decree N° 531/2016, with the objective to gradually implement the Use of Renewable Sources of Energy in the plants.

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

While we believe that we will continue to be in compliance with all applicable environmental regulations, we cannot assure you that future legislative or regulatory developments will not impose restrictions on us, which could result in material adverse effects on our businesses, results of operations and our financial condition. There are currently no material legal or administrative proceedings pending against us in Argentina with respect to any regulatory matter. We believe that we are complying in all material respects with all applicable statutory and administrative regulations with respect to our business in Argentina.

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

The following discussion should be read in conjunction with our consolidated financial statements and the notes included thereto in this annual report, and with “Item 11: Qualitative and Quantitative Disclosures about Market Risk”, the latter related with the Company’s hedge policy. In the following discussion, CLP amounts have been rounded to the nearest million pesos, unless otherwise indicated. Certain amounts (including percentage amounts) which appear herein have been rounded and may not sum to the totals shown.

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

	Year Ended December 31,
	2018		2019		2020
	(in millions of CLP, except percentages)
Net sales
Chile Operating segment(1)	1,109,574	62.2%	1,164,304	63.9%	1,242,763	66.9%
International Business Operating segment(2)	483,926	27.1%	464,487	25.5%	402,829	21.7%
Wine Operating segment(3)	206,519	11.6%	212,322	11.6%	235,210	12.7%
Other/eliminations(5)	(16,736)	(0.9)%	(18,573)	(1.0)%	(23,208)	(1.2)%
Total	1,783,282	100.0%	1,822,541	100.0%	1,857,594	100.0%

Adjusted Operating Result(4)
Chile Operating segment(1)	202,662	43.2%	200,429	86.8%	174,662	93.6%
International Business Operating segment(2)	266,345	56.8%	19,653	8.5%	(1,351)	(0.7)%
Wine Operating segment(3)	22,667	4.8%	28,477	12.3%	31,529	16.9%
Other/eliminations(5)	(22,952)	(4.9)%	(17,750)	(7.7)%	(18,249)	(9.8)%
Total	468,722	100.0%	230,808	100.0%	186,591	100.0%

Volume (in million liters)
Chile Operating segment(1)	1,886,8	66.1%	1,980.2	65.9%	2,048.4	66.7%
International Business Operating segment(2)	827,3	29.0%	889.9	29.6%	878.4	28.6%
Wine Operating segment(3)	138,9	4.9%	139.5	4.6%	153.8	5.0%
Other/eliminations(5)			(6.4)		(11.3)
Total	2,853.0	100.0%	3,003.2	100.0%	3,069.3	100.0%
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

The following is a reconciliation of our Net income; the most directly comparable IFRS measure to Adjusted Operating Result and ORBDA for the years ended December 31, 2016, 2017, 2018, 2019 and 2020.

	For the years ended December 31,
	2016	2017	2018	2019	2020
		(in million CLP)

Net income of year	140,082	148,108	322,085	145,646	108,195
Add (Subtract):
Other gains (losses)	8,346	7,717	(4,030)	(3,157)	11,410
Financial Income	(5,680)	(5,051)	(15,794)	(13,118)	(3,451)
Financial costs	20,307	24,166	23,561	27,720	28,714
Share of net loss of joint ventures and associates accounted for using the equity method	5,561	8,914	10,816	16,432	8,437
Foreign currency exchange differences	(457)	2,563	(3,300)	9,054	(2,552)
Result as per adjustment units	2,247	111	(742)	8,255	429
Income taxes	30,246	48,366	136,127	39,976	35,408
Adjusted Operating result(1)	200,652	234,894	468,722	230,808	186,591
Exceptional Item (EI)	-	-	-	-	-
Adjusted Operating result before (EI)	200,652	234,894	468,722	230,808	186,591
Depreciation and amortization	83,528	92,200	93,289	105,021	109,814
ORBDA before (EI)	284,180	327,094	562,011	335,829	296,405
Exceptional Item (EI)	-	-	-	-	-
ORBDA(2)	284,180	327,094	562,011	335,829	296,405
(1) Defined, for management purposes, as Net Income before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes.
(2) Defined, for management purposes, as Adjusted Operating Result before depreciation and amortization.

The following table presents our Income statement for the periods noted below:

	Year Ended December 31,
	2018		2019		2020
	(millions of CLP, except percentages)
Net sales	1,783,282	100.0%	1,822,541	100.0%	1,857,594	100.0%
Cost of sales	(860,011)	48.2%	(908,318)	49.8%	(984,036)	53.0%
Gross profit	923,271	51.8%	914,223	50.2%	873,558	47.0%
Other income by function	228,455	12.8%	22,585	1.2%	19,296	1.0%
Other expenses (1)	(1,428)	0.1%	(1,428)	0.1%	(1,473)	0.1%
Exceptional Items (EI)	-	-	-	-	-	-
MSD&A (2)	(681,576)	38.2%	(704,571)	38.7%	(704,790)	37.9%
Adjusted Operating Result (3)	468,722	26.3%	230,808	12.7%	186,591	10.0%
Net Financial Expenses	(7,766)	0.4%	(14,603)	0.8%	(25,263)	1.4%
Results as per adjustment units	742	0.0%	(8,255)	0.5%	(429)	0.0%
Exchange rate differences	3,300	0.2%	(9,054)	0.5%	2,552	0.1%
Equity and income from joint ventures	(10,816)	0.6%	(16,432)	0.9%	(8,437)	0.5%
Other gains/(losses)	4,030	0.2%	3,157	0.2%	(11,410)	0.6%
Income before taxes	458,211	25.7%	185,622	10.2%	143,603	7.7%
Income taxes	(136,127)	7.6%	(39,976)	2.2%	(35,408)	1.9%
Net income for the year	322,085	18.1%	145,646	8.0%	108,195	5.8%
Attributable to:
Equity Holders of Parent Company	306,891	17.2%	130,142	7.1%	96,152	5.2%
Non controlling interest	15,194	0.9%	15,504	0.9%	12,043	0.6%
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

FISCAL YEAR ENDED DECEMBER 31, 2020 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2019

The main highlights of the Income Statement for the fiscal year ended 2020 were: (a) Net sales grew 1.9%, driven by 2.2% higher volumes, partially offset by 0.3% lower average prices in CLP terms; (b) a decrease of 19.2% in Adjusted Operating Result, explained by a 106.9% decline in the International Business Operating segment, and a 12.9% decrease in the Chile Operating segment, partially compensated by a 10.7% increase in the Wine Operating segment, and (c) a decrease in Net income attributable to equity holders of the parent company of 26.1%. The contraction in our financial results was mainly associated with negative external effects from the depreciation of the CLP and ARS against the USD, and the impact from the pandemic in high margin consumer occasions.

Net sales

Our Net sales increased 1.9% to CLP 1,857,594 million in 2020 from CLP 1,822,541 million in 2019, due to 2.2% higher consolidated volumes, partially offset by 0.3% lower average prices. Volume growth was explained by a 3.4% and 10.2% increase in the Chile and Wine Operating segments, respectively, while the International Business Operating segment contracted 1.3%. The 0.3% lower average price in CLP was more than explained by the 12.1% drop in the International Business Operating segment, largely explained by the depreciation of the ARS against the CLP, not fully compensated with price increases in local currency. Net sales performance of each of our Operating segments during 2020 is described below:

Chile: Net sales increased 6.7% to CLP 1,242,763 million in 2020, from CLP 1,164,304 million in 2019, due to 3.4% higher volumes and a 3.2% increase in average prices. The volume growth was explained by a solid commercial and operational execution together with a continuous improvement in brand equity, which allowed us to deliver positive growth in the first and the fourth quarter of 2020, more than compensating the volume contraction during the second and the third quarter, as a consequence of the negative impact on consumer occasions from the restrictions to control the COVID-19 pandemic. The higher average prices were mainly explained by revenue management initiatives and positive mix effects between categories, more than compensating the negative impact of the pandemic in high margin consumer occasions.

International Business: Net sales decreased 13.3% to CLP 402,829 million in 2020, from
CLP 464,487 million in 2019, as a result of 12.1% lower average prices in CLP, and a 1,3% contraction in volumes. The lower volumes were mostly as a consequence of the negative impact on consumer occasions from the restrictions to control the COVID-19 pandemic. The lower average price in CLP terms was primarily explained by the depreciation of the ARS against the CLP, not fully compensated with price increases in local currency.

Wine: Net sales increased 10.8% to CLP 235,210 million in 2020, from CLP 212,322 million in 2019. The increase in Net sales was the result of 10.2% higher volumes and a 0.5% increase in average prices. The growth in volumes was mostly driven by domestic markets in Chile and Argentina. The higher average price was primarily due to the stronger USD on export revenues, partially offset with a negative mix effect.

Cost of sales

Cost of sales consists primarily of the cost of raw materials, packaging, labor costs for production, personnel, depreciation of assets related to production, depreciation of returnable packaging, licensing fees, bottle breakage, utilities, and the costs of operating and maintaining plants and equipment.

Our Cost of sales increased 8.3% to CLP 984,036 million in 2020, from CLP 908,318 million in 2019, mostly due to a 6.0% increase in Cost of sales per hectoliter, and 2.2% higher volumes. The higher Cost of sales per hectoliter was mainly related to negative external effects from the depreciation of the CLP and the ARS against the USD and its impact in our USD-denominated costs, partially offset with lower costs in raw materials. As a percentage of Net sales, Cost of sales increased to 53.0% in 2020 from 49.8% in 2019. The Cost of sales for our Operating segments during 2020 is described below:

Chile: Cost of sales increased 15.9% to CLP 626,099 million in 2020, from CLP 540,048 million in 2019, driven primarily by a 12.1% expansion in the Cost of sales per hectoliter, and 3.4% growth in volumes. The rise in the Cost of sales per hectoliter was explained by higher USD-linked costs from the depreciation of the CLP against the USD, and mix effect between categories, partially offset with lower costs in raw materials, especially aluminum and PET. In all, Cost of sales as a percentage of Net sales expanded to 50.4% in 2020 from 46.4% in 2019.

International Business: Cost of sales decreased 7.7% to CLP 229,669 million in 2020, from
CLP 248,881 million in 2019, mainly driven by a 6.5% contraction in Cost of sales per hectoliter in CLP, mostly due to a translation effect from the depreciation of the ARS against the CLP, as in local currency Cost of sales per hectoliter went up as a consequence of the devaluation of the ARS against the USD, and its impact on
USD-linked costs, and the impact of the high inflation in Argentina, partially compensated with lower costs in raw materials. As a result, Cost of sales as a percentage of Net sales increased to 57.0% in 2020 from 53.6% in 2019.

Wine: Cost of sales rose 8.3% to CLP 139,513 million in 2020, from CLP 128,764 million in 2019 associated with a jump of 10.2% in volumes. Cost of sales per hectoliter was down 1.7%, largely associated with a lower cost of wine, following a more normalized harvest in Chile in 2019. As a percentage of Net sales, Cost of sales decreased to 59.3% in 2020 from 60.6% in 2019.

Gross profit

Our Gross profit decreased 4.4% to CLP 873,558 million in 2020, from CLP 914,223 million in 2019. Gross margin decreased to 47.0% in 2020 from 50.2% in 2019.

Marketing, Selling, Distribution and Administrative Expenses

Marketing, Selling, Distribution and Administrative expenses (“MSD&A”) primarily include advertising and promotional expenses, selling expenses, distribution costs such as product transportation costs, services provided by third parties and other administrative expenses.

In 2020, our MSD&A expenses were practically flat versus last year, reaching CLP 704,790 million in 2020, from
CLP 704,571 million in 2019. As a percentage of Net sales, our MSD&A contracted 72 bps to 37.9% in 2020, from 38.7% in 2019, thanks to efficiency initiatives through the ExCCelencia CCU program across all our Operating segments. The MSD&A performance of each Operating segment during 2020 is described below:

Chile: MSD&A expenses increased 3.4% to CLP 443,637 million in 2020, from CLP 429,093 million in 2019, driven primarily by the increase in sales volumes. As a percentage of Net sales, MSD&A contracted to 35.7% in 2020 compared to 36.9% in 2019.

International Business: MSD&A expenses decreased 9.9% to CLP 189,421 million in 2020, from CLP 210,156 million in 2019. However, as a percentage of Net sales, MSD&A increased to 47.0% in 2020 from 45.2% in 2019, primarily due to the negative impact from the high inflation in Argentina.

Wine: MSD&A grew 16.5% to CLP 64,791 million in 2020, from CLP 55,596 million in 2019, mainly explained by higher marketing expenses in exports linked with the depreciation of the CLP against the USD and Euro. As a percentage of Net sales, MSD&A worsened to 27.5% in 2020 from 26.2% in 2019.

Other operating income/(expenses)

Other operating income/(expenses) decreased 15.8% to CLP 17,823 million in 2020, from CLP 21,157 million in 2019. The variation is primarily attributable to a decrease in Sales of fixed assets, due to a sale of a real estate asset in Chile in 2019.

Adjusted Operating Result

Our Adjusted Operating Result dropped 19.2% to CLP 186,591 million in 2020, from CLP 230,808 million in 2019, and our Adjusted Operating Result as a percentage of Net sales declined to 10.0% in 2020, from 12.7% in 2019.

The Adjusted Operating Result performance of each of our Operating segments during 2020 is described below:

Chile: The Adjusted Operating Result decreased 12.9% to CLP 174,662 million in 2020 from
CLP 200,429 million in 2019. Consequently, the Adjusted Operating Result margin decreased to 14.1% in 2020 from 17.2% in 2019, mainly explained by higher Costs of sales as a percentage of Net sales, mainly driven by the depreciation of the CLP against the USD and its impact on USD-linked costs; and the impact of the pandemic in high margin consumer occasions. These effects were partially offset by a lower MSD&A as a percentage of Net sales, mostly due to efficiencies.

International Business: The Adjusted Operating Result recorded a loss of CLP 1,351 million in 2020, from a gain of CLP 19,653 million in 2019. The Adjusted Operating Result margin decreased to negative 0.3% in 2020 from 4.2% in 2019, mainly due to negative external effects from the sharp depreciation of the ARS against the USD and the CLP, which affected both our USD-denominated costs and the translation of our results in CLP, the absence of price increases in Argentina, mostly during the first half of the year, and the high inflation in Argentina.

Wine: The Adjusted Operating Result increased 10.7% to CLP 31,529 million in 2020, from
CLP 28,477 million in 2019. The Adjusted Operating Result margin remained flat at 13.4%.

Other: The Adjusted Operating Result for Others reached a loss of CLP 18,249 million in 2020, from a loss of CLP 17,750 million in 2019, mainly due to non-recurrent expenses related with the pandemic.

Net Financial Expenses

Our Net financial expenses increased 73.0% to a loss of CLP 25,263 million in 2020, from a loss of CLP 14,603 million in 2019, mainly associated with both, higher Cash and cash equivalents held last year for tax expenses related to the 2018 ABI Transaction, and a higher debt in 2020. (For more information about the Transaction see the Note 1 – letter C, of our Consolidated Financial Statements as of December 31st, 2020).

Equity and income from joint ventures and associated companies

CCU has 50% or less participation in Cervecería Austral, CCC and in other companies. The share of the gain/loss in the referred companies decreased to a loss of CLP 8,437 million in 2020, from a loss of
CLP 16,432 million in 2019, mainly due to a higher financial result in CCC.

Result as per adjustment units and Foreign currency exchange differences

The adjustment applied to our net liabilities due to Chilean inflation and foreign exchange fluctuations resulted in a gain of CLP 2,123 million in 2020, compared to a loss of CLP 17,309 million in 2019. This variation is mainly due to a better result in Foreign currency exchange differences, largely in Argentina, and a lower loss in Result as per adjustment units, mostly attributable to a lower inflation in Argentina in 2020 versus 2019.

Other gains (losses)

Our Other gains (losses) amounted to a net loss of CLP 11,410 million in 2020, from a net gain of CLP 3,157 million in 2019. This lower result was mainly due to losses on forward contracts entered into to mitigate the impact of foreign exchange rate fluctuations on our foreign currency denominated assets, and a non-recurrent negative effect by CLP 6,029 million in the fourth quarter of 2020, associated with both an impairment loss related to our operation in Bolivia and properties impairment losses.

Income taxes

Our income taxes in 2020 totalized CLP 35,408 million, compared to CLP 39,976 million in 2019. The 11.4% lower Income tax was mostly explained by a contraction of 22.6% in consolidated taxable income.

Net income prior to non-controlling interests

Our Net income prior to minority shareholders in 2020 decreased 25.7% to CLP 108,195 million in 2020, from CLP 145,646 million in 2019.

Net income attributable to equity holders of the parent company

Our Net income attributable to equity holders of the parent company declined 26.1% to CLP 96,152 million in 2020, from CLP 130,142 million in 2019, mainly explained by reasons described above.

Net income attributable to Non-controlling interests

Net income attributable to non-controlling interests decreased to CLP 12,043 million in 2020 from CLP 15,504 million in 2019, mainly due to a lower result in our International Business Operating segment.

FISCAL YEAR ENDED DECEMBER 31, 2019 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2018

See “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2019 for a comparative discussion for the years ended December 31, 2019 and 2018.

B.	Liquidity and Capital Resources

Our principal source of liquidity has been cash generated by our operating activities, which amounted to CLP 429,313 million, CLP 242,320 million and CLP 280,670 million during the years 2018, 2019 and 2020, respectively.

Our cash flow from operations and working capital are our primary sources to meet both our short-term and long-term obligations. In the opinion of our management, they are sufficient for those purposes.The principal component of cash flows generated by operating activities in 2020 were amounts collected from clients, net of payments to suppliers of CLP 861,376 million compared to CLP 850,064 million in 2019 and CLP 755,184 million in 2018.

In 2020, our cash flows from financing activities totalled inflows of CLP 64,750 compared to outflows of CLP 199,420 in 2019 and outflows of CLP 52,964 million in 2018. The principal components of cash flows used in financing activities consisted of dividends paid of CLP 102,136 million in 2020, including dividends paid relating to minority interests (218,035 in 2019 and CLP 74,825 million in 2018), of loan payments of CLP 95,956 million in 2020 (CLP 27,050 million in 2019 and CLP 112,665 million in 2018), and of financial leasing payments of CLP 6,857 million in 2020 (CLP 6,417 million in 2019 and CLP 1,077 million in 2018), partially offset by the proceeds from short-term and long-term borrowings of CLP 269,337 million in 2020 (CLP 50,989 million in 2019 and CLP 184,008 million in 2018), and other cash movement inflows of CLP 449 million in 2020 (inflows of CLP 1,092 million in 2019 and inflows of CLP 819 million in 2018). Additionally, in 2018, we paid an amount of CLP 49,223 million for the acquisition of an additional 15.79% interests in Viña San Pedro Tarapacá S.A. through CCU Inversiones S.A.

In 2020, our cash used in investment activities totalled CLP 140,545 million compared to CLP 144,186 million in 2019 and CLP 199,002 million in 2018. The principal components of cash used in investment activities in 2020 consisted of capital expenditures of CLP 122,787 million (CLP 140,488 million in 2019 and CLP 131,440 million in 2018) and payments made to acquire interests in joint ventures, in non-controlling interests and to obtain control of subsidiaries or other businesses of CLP 20,315 million (CLP 22,202 million in 2019 and CLP 65,325 million in 2018). As of December 31, 2020, we had CLP 217,032 million (CLP 95,292 million in 2019 and CLP 122,695 million in 2018) in cash, overnight deposits, bank balances, time deposits and investments in mutual funds, which do not include CLP 179,357 million (CLP 101,077 million in 2019 and CLP 196,319 million in 2018) corresponding to securities purchased under resale agreements. Indebtedness, including accrued interest, amounted to CLP 490,457 million as of December 31, 2020. Short-term indebtedness included:

• CLP 37,755 million of short-term bank borrowings,

• CLP 7,691 million of bonds payable, and

• CLP 4,935 million of financial lease obligations.

As of December 31, 2020, long-term indebtedness, excluding the current portion, comprised:

• CLP 88,151 million of long-term obligations to banks,

• CLP 324,725 million of long-term obligations to the public represented by bonds, and

• CLP 27,200 million of long-term financial lease obligations.

As of December 31, 2020, long-term indebtedness, excluding the current portion, comprised:

• CLP 88,151 million of long-term obligations to banks,

• CLP 324,725 million of long-term obligations to the public represented by bonds, and

• CLP 27,200 million of long-term financial lease obligations.

In April 2009 the Company issued a series of notes (“H” Series) in the local market for UF 2 million. In August 2018, the Company issued a series of notes (“J” Series) in the local market for UF 3 million. Additionally, in June 2020, the Company issued two series of notes (“L” Series and “M” Series) in the local market for UF 3 million and UF 2 million. Finally, in June 2020, VSPT issued a series of notes (“D” Series) in the local market for UF 1.5 million. The current conditions of the series of notes are as follows:

	“H” Series	“J” Series	“L” Series	“M” Series	“D” Series
UF amount	2 million	3 million	3 million	2 million	1.5 million
Term	21 years	25 years	7 years	10 years	5 years
Amortization	Semi-annual since year 11	Bullet	Semi-annual since year 4	Bullet	Bullet
Interest Rate	UF+4.25%	UF+2.90%	UF+1.20%	UF+1.60%	UF+1.00%

As of December 31, 2020, the Company’s’ recently described series of notes (“H”, “J”, “L” and “M”) required that we maintain certain financial ratios. The most significant covenants required CCU to maintain a consolidated interest coverage ratio of ORBDA (as calculated by CCU in accordance with particular debt instruments in order to measure such instruments’ financial covenants) to interest expenses higher than 3.00; to maintain a consolidated leverage ratio (the ratio of adjusted liabilities to adjusted equity) lower than 1.50; to maintain a consolidated financial leverage ratio (the ratio of net financial debt to adjusted equity) lower than 1.50; and a minimum consolidated adjusted equity of CLP 312,516.75 million. Furthermore, we were required to maintain a ratio of our unpledged assets over our unsecured liabilities of at least 1.2. The definition of, and calculation mechanics for “H” Series covenants were established when we first entered into this debt instrument, and were based on Chilean GAAP, which are no longer in use since the Company adopted IFRS, as issued by the IASB. For that reason, the Company in 2010 adapted, with the consent of its creditors, these requirements to the new accounting standards and principles (see Note 21 to our audited consolidated financial statements included herein).

At December 31, 2020, CCU met all of its financial debt covenants and had a consolidated interest coverage ratio of 10.32, a consolidated leverage ratio of 0.76 and consolidated financial leverage ratio of 0.06. The consolidated adjusted equity attributable to equity holders of the parent company as of December 31, 2020 was CLP 1,323,958 million. Our ratio of unpledged assets over unsecured liabilities was 5.15 (the ratio is 5.30 if IFRS-16 is not applied). As of December 31, 2020, the subsidiary VSPT was in compliance with the financial covenants required for the “D” series (see Note 21 to our audited consolidated financial statements included herein).

Regarding bank loans in CLP, the main loans are: CCU CLP 40,000 million; CPCH CLP 16,000 million; VSPT CLP 10,665 million; and CCK CLP 10,000 million. As of December 31, 2020, the Subsidiary and CCU were in compliance with the financial covenants and specific requirements of these loans.

None of our indebtedness, or that of our subsidiaries, contains any term that restricts our ability to pay dividends other than the requirement to maintain a minimum consolidated equity.

The following table summarizes debt obligations held by us as of December 31, 2020. The table presents principal payment obligations in millions of CLP by interest rate structure, financial instrument and currency, with their respective maturity dates and related weighted-average interest rates:

Interest - Bearing Debts (1) as of December 31, 2020
(millions of CLP, except percentages)

Contractual Flows Maturities

Fixed Rate		Average Int. Rate	2021	2022	2023	2024	2025	Thereafter	TOTAL

CLP (UF) (2)	Bonds	2.3%	12,257	12,035	22,714	33,392	76,558	255,265	412,222
CLP (UF) (2)	Bank	3.3%	3,290	2,370	2,370	1,824	1,824	21,866	33,544
CLP	Bank	4.1%	21,721	60,041	4,267	1,916	4,857	32	92,834
USD	Bank	3.4%	12,418	12,086	1,031	508	508	2,083	28,632
EUR	Bank	1.0%	113	90	90	-	-	-	293
ARS	Bank	61.9%	246	73	73	12	12	-	416
BOB	Bank	5.1%	106	2,337	2,337	3,075	3,075	766	11,696
UIU	Bank	5.7%	251	-	-	-	-	-	251

TOTAL (3)			50,403	89,032	32,881	40,727	86,834	280,013	579,889

Variable rate		Average Int. Rate	2021	2022	2023	2024	2025	Thereafter	TOTAL

USD	Bank	1.2%	8,548	-	-	-	-	-	8,548

TOTAL			8,548	-	-	-	-	-	8,548

TOTAL			58,951	89,032	32,881	40,727	86,834	280,013	588,437
(1) Including long-term debt obligations and Lease Liabilities.
(2) UF as of December 31, 2020.
(3) Includes Lease Liabilities for an amount of CLP 42,461 million.

To hedge our market risks, we hold debt obligations in various currencies and enter into derivatives contracts. See “Item 11: Quantitative and Qualitative Disclosure about Market Risk”.

Our treasury policy is to invest in highly liquid financial instruments issued by first-class financial institutions. Investments are made primarily in CLP. As of December 31, 2020, we had invested CLP 315,301 million in time deposits, mutual funds and securities purchased under resale agreements (Repos). The following table summarizes financial instruments, including time deposits, mutual funds and securities purchased under resale agreements (Repos), held by us as of December 31, 2020:

Short-Term Financial Instruments
(in millions of CLP)
Time deposits	116,749
Mutual Funds	19,195
Repos	179,357
Total	315,301
79

Capital Expenditures

During the year 2021, we plan to execute capital expenditures to support organic growth. On a consolidated basis, during 2021 we expect to invest CLP 187,849 million, mainly consisting of (i) CLP 118,071 million in production assets, which includes part of the construction of the new non-alcoholic plant in Santiago, Chile, and other investments to expand capacity in our businesses in Chile and Argentina, (ii) CLP 17,656 million in distribution assets, (iii) CLP 20,176 million in packaging and returnable packaging and (iv) CLP 16,515 million in marketing assets. Of the total investment planned for 2021, CLP 149,069 million will be allocated in Chile.

Our plans for capital expenditures through the period 2021-2024 are displayed in the following table:

(CLP Million)	2021	2022	2023	2024
Chile	149,069	110,998	84,159	88,317
Abroad	38,780	24,926	26,117	37,435
Total	187,849	135,924	110,276	125,752

Between the years 2021-2024, we plan to expend capital mainly to adapt, update and continue to increase production capacity, enhancing environmental protection, optimize our distribution system and facilities, investing in marketing assets and in returnable packaging. Capital expenditures are also directed at improving facilities and offices in our plants, implementing information and management systems in line with the development of our business.

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

The financing of our investments comes mostly from cash flow from operations generated by the Company and new credits, always considering an adequate debt/equity structure in order to minimize capital costs, and at the same time debt levels and maturities compatible with our operational cash flow generation.

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

In addition to brands and production techniques, the Company constantly invests in new technologies and digital transformation in order to compete in a challenging environment. In this regard, during 2019 we started updating our operational platforms and developed artificial intelligence tools to optimize the use of information in the sale and distribution processes, among other initiatives. During 2020, we invested to enhance and expand our e-commerce platforms, in order to improve our consumers’ experience.

D.	Trend Information

The Chilean economy contracted 5.8% in 2020, with an inflation rate of 3.0% and an average unemployment rate of 10.8%. These figures represent a weaker economic environment in comparison to 2019, where GDP grew 0.9%, inflation was 3.0% and unemployment reached 7.2%, and also when compared with the average GDP growth of 2.5% between 2010 and 2020. The negative GDP growth was largely attributable to the restrictions imposed in order to control the spread of the COVID-19 pandemic in Chile, especially during the second and third quarter of 2020. Although our consolidated volumes have been resilient to weaker macroeconomic conditions in the past, we cannot assure that the consumption of our products will not be affected in the future. Furthermore, the conditions in particular sectors of the economy may have different impacts in our business and factors such as competition and changes in relative prices among the various types of beverages can affect the consumption of our products.

The exchange rate between the CLP and the USD, has been subject to large nominal devaluations and appreciations in the past and may be subject to significant fluctuations in the future. For example, when comparing the average exchange rates for each period, the Chilean peso appreciated by 4.1% and 1.4% in 2017, and 2018, respectively, and depreciated by 9.7% and 12.8% in 2019 and 2020, respectively. When comparing the exchange rate as of the end of each period, the Chilean peso appreciated by 8.2% in 2017, depreciated 13.0% in 2018, depreciated 7.8% in 2019 and appreciated 5.0% in 2020. Weaker economic conditions for the Chilean economy are usually related to a depreciation of the CLP. In this regard, we cannot rule out the possibility that the CLP may depreciate in the future, thereby eroding our profitability.

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

In 2020, the Argentine economy contracted 9.9% and the Argentine peso depreciated against the USD by 47.1% on average and 40.5% as of the end of each period. Depreciation of the Argentine peso against the USD may negatively affect our consolidated financial results due to most of our raw material costs in Argentina are indexed to the USD. Our Argentine subsidiaries use the Argentine peso as their functional currency and their financial statements are translated to CLP for consolidation purposes, which may produce variations to the Company’s consolidated net income and shareholders’ equity, due to translation effects.

Argentina has faced in the past, and continues to face, high inflation. The increase in inflationary risk may also erode macroeconomic growth and limit the availability of financing, causing a negative impact on our operations. In the years 2018, 2019 and 2020 inflation in Argentina was approximately 48%, 54% and 36%, respectively. Consequently, given that the cumulative inflation rate exceeded 100% in the last three years, Argentina, as prescribed by IAS 29, was declared a hyperinflationary economy as of July 1, 2018 (see Note 2 to our consolidated financial statements included herein).

Argentine provincial governments have taken measures to address the country’s economic crises, and most recently to address the COVID-19 pandemic, which have severely affected the stability of Argentina's financial system and the free pricing of goods. Specifically, in 2020, different measures to directly and indirectly regulate price increases of various consumer goods, including beer, were implemented with the intention of reducing inflation. Additionally, past measures implemented to control the country’s trade balance, the reserves of USD dollars and the exchange rate, negatively impacted the free import of goods and the repatriation of profits. Currently, these measures have eased, but we cannot assure that they will not be implemented again in the future.

Regarding the COVID-19 pandemic, since March 2020, we have implemented a regional plan with three priorities: (i) the safety of our people and the community we interact with, (ii) operation continuity, and (iii) financial health. This has allowed us to continue supplying our clients and consumers with our products and maintaining a safe work environment. At the close of this annual report, CCU continues selling, producing and distributing its products normally in all the countries where it operates, where restriction measures continue to be implemented to face new COVID-19 outbreaks.

Any prolonged restrictive measures put in place in order to control future outbreaks of COVID-19 or any other contagious disease or other adverse public health development in any of our targeted markets may have a material and adverse effect on our business operations. The ultimate severity of the Coronavirus outbreak is uncertain at this time and therefore, we cannot predict the impact it may have on the world, the economies where we operate or the financial markets.

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

F.	Contractual Obligations

The following table summarizes our known contractual obligations as of December 31, 2020

			Payments due by period
			(in millions of CLP)
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Long-Term Debt Obligations (1)	545,976	52,846	114,225	122,836	256,069
Lease Liabilities (2)	42,461	6,105	7,688	4,725	23,944
Operating Lease Agreements (3)	125,634	60,241	42,648	15,393	7,352
Purchase and supply agreements (4)	1,081,213	245,391	470,587	365,236	0
Total	1,795,284	364,583	635,147	508,190	287,364
(1) Includes interest expense.
(2) Includes our obligations to lease our headquarters building (see Note 22 to the financial statements).
(3) Includes commitments relating to service contracts, short-term and low-value lease agreements (see Note 35 to the financial statements).
(4) Includes raw material purchase contracts(see Note 35 to the financial statements).

Critical Accounting Policies and Practices

A summary of our significant accounting policies is included in Note 2 and Note 3 to our audited consolidated financial statements, which are included in this annual report. The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates and assumptions are based on historical experiences, changes in the business environment and information collected from qualified external sources. However, actual results may differ from estimates under different conditions, sometimes materially. Critical accounting policies and estimates are defined as those that are both most important to the portrayal of our financial condition and results and/or require management’s subjective judgments. The most critical accounting policies and estimates are mentioned below.

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

The Financial Market Commission (Comisión para el Mercado Financiero in Spanish) modified as of this year, the financial statement line item in which the right of use assets and lease liabilities are presented in the Statement of Financial Position. Until December 31, 2019, they were presented under the financial statement line item of Property, plant and equipment (net) and in Other financial liabilities (current and non-current), while the new presentation presents them as Right of use assets and Lease liabilities (current and non-current) separate financial statement line items within the statement of financial position.

During the year ended on December 31, 2020, there have been no other changes in the use of accounting principles or relevant changes in any accounting estimates with regard to previous years that have affected these Consolidated Financial Statements. (See Note 4 to our Consolidated Financial Statements as of December 31, 2020).

ITEM 6: Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth certain information with respect to the members of our Board of Directors[8]:

	Directors	Position	Position Held Since	At CCU Since
Board of Directors	Andrónico Luksic	Chairman of the Board	April 2013 (Chairman), November 1986 (Director)	November 1986
	Carlos Molina	Vice Chairman of the Board	May 2018 (Vice Chairman) April 2012 (Director)	April 2012
	Francisco Pérez	Director	July 1998	February 1991
	Vittorio Corbo	Director	April 2012	April 2012
	Pablo Granifo	Director	April 2013	April 2013
	Rodrigo Hinzpeter	Director	July 2015	July 2015
	José Miguel Barros	Director	April 2016	April 2016
	Rory Cullinan	Director	May 2018	May 2018
	Hemmo Parson(1)	Director	May 2018	May 2018
	Marc Gross	Director	May 2020	May 2020

(1)           Resigned as director of CCU S.A., effective from May 1,2020.

Andrónico Luksic (67), was appointed chairman of the board of Compañía Cervecerías Unidas S.A. in April 2013 and he has served as a director since November 1986. He is currently a member of the board of directors of Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A., Companía Cervercerías Unidas Argentina S.A., Central Cervecera de Colombia S.A.S. and Zona Franca Central Cervecera S.A.S. He is currently chairman of the boards of Quiñenco S.A. and LQ Inversiones Financieras S.A., vice-chairman of the boards of Banco de Chile and Compañía Sud Americana de Vapores S.A., as well as a member of the board of directors of several other companies and institutions. In addition, Mr. Luksic is Trustee Emeritus of Babson College, a member of the Harvard Global Advisory Council, the Columbia Global Leadership Council, the International Advisory Board of the Blavatnik School of Government at Oxford University, the International Advisory Boards of both the Tsinghua University School of Economics and Management and the Fudan University School of Management, and the Americas Executive Board of the MIT Sloan School of Management.

Carlos Molina (64), has served as director of Compañía Cervecerías Unidas S.A since April 2012 and as vice- chairman of the board since May 2018. He is also a member of the board of directors of Cervecera CCU Chile Limited, Embotelladoras Chilenas Unidas S.A., Compañía Cervecerías Unidas Argentina S.A., Viña San Pedro Tarapacá S.A., Foods Compañía de Alimentos CCU S.A. and Compañía Pisquera de Chile S.A., and chief executive officer of Corporación Dinámica Industrial, S.A. in Mexico. He has over 30 years of management and strategic consulting experience in multiple industries, especially in beverages and consumer goods across the Americas. In beverages, his roles have included business development for Heineken Americas; planning and strategy for Femsa Cerveza; and board member of Kaiser in Brazil. Prior to these roles, Mr. Molina was a partner in Booz, Allen & Hamilton, a global business consulting firm. Mr. Molina meets the independence criteria under the Securities Exchange Act of 1934, as amended, the Sarbanes-Oxley Act of 2002 and the corporate governance rules of the New York Stock Exchange, and therefore holds the position of member of the audit committee. Mr. Molina has a BBA (Bachelor of Business Administration) from the University of Houston, and an MBA from the University of Texas.

Francisco Pérez (63), has served as director of Compañía Cervecerías Unidas S.A. since July 1998 and previously, between 1991 and 1998, he held the position of chief executive officer of said Company. In 1998 he was appointed chief executive officer of Quiñenco S.A., a position he holds to date. He is a member of the board of several companies, including Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A., Viña San Pedro Tarapacá S.A., Companía Cervercerías Unidas Argentina S.A., Compañía Pisquera de Chile S.A., Inversiones y Rentas S.A., Banco de Chile, Banchile Corredores de Seguros S.A., LQ Inversiones Financieras S.A., Sudamericana Agencias Aéreas y Marítimas S.A., Nexans, Hapag Lloyd and Invexans Limited. He is also chairman of the board of Compañía Sud Americana de Vapores S.A., Empresa Nacional de Energía Enex S.A., Invexans S.A. and Tech Pack S.A. He received a degree in Business Administration from the Pontificia Universidad Católica de Chile and a Master’s degree in Business Administration from the University of Chicago.

Vittorio Corbo (78), has held the position of member of the directors’ committee of Compañía Cervecerías Unidas S.A., in his capacity as independent director, since he was elected director in April 2012, which he currently chairs. He is chairman of Vittorio Corbo y Asociados Limitada, member of the MIT Sloan Latin American Advisory Council, of the International Advisory Council of the Center for Social and Economic Research (CASE) of Warsaw, Poland, and member of the Public Opinion Committee of the Centro de Estudios Públicos (CEP) in Santiago, Chile and a Fellow of the International Economic Association. He was president of the Central Bank of Chile between 2003 and 2007, director of Banco Santander S.A. (Spain) between the years 2011-2014, chairman of the board of Banco Santander Chile between 2014 and 2018, and director of the Santander-México Group, Banco Santander Chile and ENDESA Chile. He is an economic advisor to large companies as well as family offices. He held senior management positions at the World Bank in Washington DC and has provided numerous consultancies to the World Bank, IDB, US-AID, CIDA, SIDA, FASID and the OECD, as well as governments and central banks in Latin America. He was Professor of Economics in Canada, the United States and Chile. Mr. Corbo meets the independence criteria under the Securities Exchange Act of 1934, as amended, the Sarbanes-Oxley Act of 2002 and the corporate governance rules of the New York Stock Exchange, and therefore holds the position of member of the audit committee. Mr. Corbo holds a degree (in Business Administration) Economics from the Universidad de Chile and a Ph.D. in Economics from MIT.

Pablo Granifo (62), has served as director of Compañía Cervecerías Unidas S.A. since April 2013. He has been the chairman of the board of Banco de Chile S.A. since 2007 and chairman of the board of Viña San Pedro Tarapacá S.A. since 2013. He is a member of the board of Cervecera CCU Chile Limitada and Embotelladoras Chilenas Unidas S.A. Additionally, he is chairman of the boards of Banchile Asesoría Financiera S.A., Socofin S.A., and Banchile Administradora General de Fondos S.A., and member of the executive committee of Banchile Corredores de Seguros Limitada and of the board of Empresa Nacional de Energía Enex S.A. Mr. Granifo holds a degree in Business Administration from the Pontificia Universidad Católica de Chile.

Rodrigo Hinzpeter (55), has served as director of Compañía Cervecerías Unidas S.A. since July 2015. He is also member of the board of Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A., Companía Cervercerías Unidas Argentina S.A. and Inversiones y Rentas S.A. Since 2014 he has been the general counsel of Quiñenco S.A. Before that he was Secretary of Interior Affairs (2010-2012) and, later, the Secretary of Defense of the Government of Chile(2012-2014). He holds a Law degree from the Pontificia Universidad Católica de Chile.

José Miguel Barros (57), was appointed director of Compañía Cervecerías Unidas S.A. in April 2016. He is member of the board of various subsidiaries, including Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A., Viña San Pedro Tarapacá S.A. and Compañía Pisquera de Chile S.A. He is an international director and partner of Banco de Inversiones LarraínVial S.A. and currently a member of the board of Directors of Lipigas S.A., Construmart S.A and Stel Chile S.A. Mr. Barros holds a degree in Business Administration from the Pontificia Universidad Católica de Chile and graduated from the PADE of ESE Business School, Universidad de Los Andes.

Hemmo Parson (52), was appointed director of Compañía Cervecerías Unidas S.A. in May 2018 and he served as a member of the Board until May 2020. He was member of the board of Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A. and Companía Cervercerías Unidas Argentina S.A. He has held various positions in Heineken and is currently serving as Director Legal Europe. Also, he is a member of the board of directors of Grupa Zywiec S.A. and Paulaner Brauerei Gruppe GmbH & Co KGaA. In addition, he is a member of the board of directors of Surinaamse Brouwerij N.V. Mr. Parson holds a law degree from the University of Utrecht.

Rory Cullinan (61), He has served as director of Compañía Cervecerías Unidas S.A. since May 2018. He is also a member of the board of directors of Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A. and Compañía Cervecerías Unidas Argentina S.A. Mr. Cullinan has wide experience across different markets and sectors, working in Europe, Africa, America and Russia. Mr. Cullinan held various positions in the Royal Bank of Scotland, including as executive chairman of the Investment Bank. He is currently non-executive director at Broadstone Inc, a listed SPAC and advisor to several companies.

Marc Gross (63), He has served as director of Compañía Cervecerías Unidas S.A. since May 2020. He is also a member of the board of directors of Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A. and Compañía Cervecerías Unidas Argentina S.A. Mr. Gross has worked for Danone Group and Sara Lee. In 1995, Mr. Gross joined Heineken and worked in Greece as Plant Director. In 1999, he became regional operations & supply chain director Europe for Heineken and in 2002 took over the position of managing director of Heineken Nederland. In June 2005, he was appointed chief supply chain officer and member of the Global Executive Team. In this position, he was responsible for the supply chain, including manufacturing, worldwide as well as for R&D. During the period of 2010 until 2015, he held the position of chief executive officer of Empaque Mexico. From 2012 until 2017, he also served as non-executive director of Keonys, a high tech company in France. Since June 2020, Mr. Gross is principal advisor to the Executive Board of Directors of SHV for their global operations. Mr. Gross graduated as engineer from Ecole Nationale Supérieure des Arts et Métiers Paris, France and from Technical University Aachen, Germany.

The principal business activities of our current and former 2019 and 2020 directors are summarized in the following table:

Directors	Business Activities
Andrónico Luksic	Chairman of CCU
Carlos Molina	Director of Companies
Francisco Pérez	Quiñenco’s CEO
Vittorio Corbo	Economist and Director of Companies
Pablo Granifo	Chairman of Banco de Chile and VSPT
Rodrigo Hinzpeter	General Counsel of Quiñenco
José Miguel Barros	Partner of LarrainVial
Hemmo Parson(1)	Director Legal Europe of Heineken
Rory Cullinan	Director of Companies
Marc Gross	Ex Chief Supply Chain Officer of Heineken

(1) Resigned as director of CCU S.A., effective May 1, 2020.

On May 9, 2018, due to the resignation of directors Messrs. Marc Busain and Didier Debrosse, both effective as of May 1, 2018, the board of directors appointed, pursuant to article 32 of the Chilean Corporations Act, Messrs. Hemmo Parson and Rory Cullinan in these vacancies until the next shareholders' meeting. In addition, in said meeting, the board designated Mr. Carlos Molina as vice chairman of the board of directors, in lieu of Mr. Marc Busain.

Pursuant to the above, the shareholders’ meeting held on April 17, 2019 elected as directors, for a term of three years, Messrs. Andrónico Luksic, Francisco Pérez, Carlos Molina, Vittorio Corbo, Pablo Granifo, Rodrigo Hinzpeter, José Miguel Barros, Hemmo Parson and Rory Cullinan.

On May 6, 2020, due to the resignation of director Mr. Hemmo Parson effective as of May 1, 2020, the board of directors appointed, pursuant to article 32 of the Chilean Corporations Act, Mr. Marc Gross to the vacant position until the next ordinary shareholders' meeting.

Therefore, the next shareholders´ meeting held on April 14, 2021 elected as directors, for a term of three years, Messrs. Andrónico Luksic, Francisco Pérez, Carlos Molina, Vittorio Corbo, Pablo Granifo, Rodrigo Hinzpeter, José Miguel Barros, Marc Gross and Rory Cullinan.

None of our directors is party to a service contract with us or any of our subsidiaries that provides for benefits upon termination.

The following table sets forth certain information with respect to our senior management as registered with the CMF (also referred as principal executive officers), as of April 24, 2021:

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

Patricio Jottar (58), has served as our chief executive officer since 1998. Mr. Jottar is on the board of directors of a number of CCU’s subsidiaries and affiliated companies, including, among others: Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A., Companías Cervecerías Unidas Argentina S.A., Viña San Pedro Tarapacá S.A., Aguas CCU-Nestlé Chile S.A., Cervecería Kunstmann S.A., Bebidas CCU-Pepsico SpA, Bebidas del Paraguay S.A., Central Cervecera de Colombia S.A.S., Zona Franca Central Cervecera S.A.S., Distribuidora del Paraguay S.A. and Promarca S.A. He is also chairman of the board of Compañía Pisquera de Chile S.A. Prior to joining the Company, he was chief executive officer of Santander Chile Holding. Mr. Jottar holds a degree in Business Administration from the Pontificia Universidad Católica de Chile and a Master’s degree in Economics and Business Administration from the Instituto de Estudios Superiores de la Empresa, in Barcelona, Spain.

Felipe Dubernet (51), has been our chief financial officer since February 2014. He joined the Company in May 2011 and was the procurement officer until January 2014. He is currently a member of the board of several of CCU’s subsidiaries, including Aguas CCU-Nestlé Chile S.A., Comercial CCU S.A., Fábrica de Envases de Plásticos S.A. and CRECCU S.A., among others. Prior to joining us, he worked for 15 years at Unilever holding several positions in Supply Chain and Finance in Chile, Brazil and the United States. He holds a degree in Civil Engineering from the Pontificia Universidad Católica de Chile.

Jesús García (58), joined CCU as general comptroller in May 2015. He is currently a member of the board of CCU Inversiones II Ltda., Inversiones Invex CCU Dos Ltda., Inversiones Invex CCU Ltda. and Inversiones Invex CCU Tres Ltda., and chairman of Fábrica de Envases Plásticos S.A. He has also worked with Heineken since 2000 in various financial positions in Spain, the Netherlands and Singapore, and previously with Diageo and with PricewaterhouseCoopers in Spain. Prior to joining CCU he served as senior regional tax manager Asia Pacific for the Heineken Group. He holds a degree in Business Law from Universidad de Sevilla, in Spain, and a Master’s degree in Business Administration from Instituto Internacional San Telmo, in Sevilla, Spain.

Gabriela Ugalde (55), joined CCU as chief human resources officer in April 2018. Previously, she had been in charge of Organizational Development at Quiñenco S.A. since 2014. During her career she has worked for multinational and local companies, including Nestlé, CMR Falabella, Banco Itaú and Banco de Chile, where she has held management positions in the Human Resources Department. She received a degree in Psychology from the Pontificia Universidad Católica de Chile and a Master’s degree from the same university.

Felipe Benavides (45), has been our general counsel since March 2015. He is currently a member of the board of Millahue S.A., Aguas CCU-Nestle Chile S.A. and Fábrica de Envases Plásticos S.A. in Chile; Andrimar S.A., Coralina S.A., Marzurel S.A. and Milotur S.A. in Uruguay; Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A. in Paraguay; and Bebidas Bolivianas BBO S.A. in Bolivia. Previously, he was the general counsel at SMU S.A. since 2013. He was also a senior associate at Cariola, Diez, Pérez Cotapos and an international associate for Debevoise & Plimpton LLP (New York). He received his Law degree from the Pontificia Universidad Católica de Chile and a LLM from Duke University.

Marisol Bravo (61), is our corporate affairs officer and has been with the Company since 1991. She is currently member of the board of directors of CRECCU S.A. Prior to her current position, she was head of special projects at CCU. Before joining us, she was assistant manager of marketing at Citicorp Mutual Funds. She received a degree in Business Administration from the Universidad de Chile.

Martín Rodríguez (60), joined CCU as head of the Project Management Office in March 2015 and in September 2017 he was also appointed head of innovation. He is currently member of the board of directors of CRECCU S.A. Previously, he was M&A manager and strategic development manager at Quiñenco S.A., where he held various positions since 1999. He also was a board member of Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A. and Foods Compañía de Alimentos CCU S.A. until March 2015. He holds a degree in Business Administration from the Pontificia Universidad Católica de Chile and he has an MBA from UCLA as well as a Master’s degree in Economics from the Pontificia Universidad Católica de Chile.

Antonio Cruz (39) joined CCU as corporate development manager in June 2017. He is currently a member of the board of Bebidas del Paraguay S.A., Distribuidora del Paraguay S.A. in Paraguay; Bebidas Bolivianas BBO S.A. in Bolivia; as well as Andrimar S.A., Coralina S.A., Marzurel S.A. and Milotur S.A. in Uruguay, among others. He has been with CCU since June 2015, and before joining us, he worked at Quiñenco S.A. within its Business Development division. He holds a degree in Business Administration from the Pontificia Universidad Católica de Chile and an MBA from Columbia University in New York.

Francisco Diharasarri (60), is the general manager of CCU Chile and has been with the Company since 1985. Previously, he was general manager of Embotelladoras Chilenas Unidas S.A. and before that he was general manager of Cervecera CCU Chile Limitada and general manager of Fábrica de Envases Plásticos S.A. He is also currently chairman of the board of Aguas CCU-Nestlé Chile S.A., Comercial CCU S.A., CRECCU S.A., Bebidas Ecusa SpA,., Manantial S.A., Bebidas CCU-Pepsico SpA, and Bebidas Carozzi CCU SpA, and is also member of the board of Cervecería Austral S.A. and Promarca S.A., among others. He received a degree in Civil Engineering from the Universidad de Chile.

Fernando Sanchis (60), is the general manager of Companía Cervecerías Unidas Argentina S.A. and he has been with the Company since 1995. Previously, he was chief financial officer of Embochile, a former PepsiCo bottler, and he also held the same position at Uruguay’s PepsiCo’s bottler. He is currently a board member of Companía Cervecerías Unidas Argentina S.A. and Compañía Industrial Cervecera S.A. He received an accounting degree from the University of Buenos Aires in Argentina.

Sebastián Landi (46), is our international business manager since November 2019. He is the chairman of the board of Andrimar S.A., Coralina S.A., Marzurel S.A., Milotur S.A. in Uruguay and of Bebidas del Paraguay S.A., and a member of the board of Distribuidora del Paraguay S.A. and Bebidas Bolivianas BBO S.A, among others. Previously, he worked at Clorox since 2004, where he has held various positions in marketing first and then as general manager of Peru and finally general manager for Argentina, Paraguay & Uruguay. He is Chemistry Engineer and holds a Master’s degree in Strategic Marketing.

Domingo Jiménez (40), is the general manager of Compañía Pisquera de Chile S.A. Previously, he was the finance director at CCU Chile. He has been with the Company since 2004, working in different subsidiaries, as well as Heineken Americas and Heineken USA. He received a degree in Business Administration from the Pontificia Universidad Católica de Chile.

Pedro Herane (51), has been the general manager of Viña San Pedro Tarapacá S.A. since April 2013. Prior to his current position, he was the commercial manager in charge of the Domestic Market at Viña San Pedro Tarapacá S.A. Prior to joining us, he was senior group manager at Procter & Gamble, where he worked for ten years in multiple positions in Chile, Latin America and United States. He received a Bachelor’s degree in Business from University Adolfo Ibáñez in Chile and a Master’s degree in Marketing and Communications from the Paris School of Management (ESCP – EAP) in France.

Juan Martin Vannicola (41), is the Corporate Industrial Processes Manager from April 2020. Previously, he held various Supply Chain positions at Heineken since 2009. He worked in the Netherlands as Global Logistics consultant, in the USA as Regional Logistics Manager of the Americas, and in Greece as Supply Chain Director, in charge of breweries, malteries, water plants and the distribution operations. He holds an Industrial Engineering degree from Instituto Tecnológico de Buenos Aires, Argentina. He also graduated from the Logistics Management Program in the Eindhoven University of Technology, the Netherlands.

Our senior managers are full time employees; therefore, they do not perform principal business activities outside the Company.

B.	Compensation

The board of directors’ gross compensation is determined by the shareholders at the annual shareholders’ meeting. As approved at the annual shareholders´ meeting held on April 15, 2020, the directors’ monthly remuneration, for their attendance to meetings, independent of the number of meetings held in each period, was fixed at UF 100 per director, and UF 200 for the chairman, plus an amount equivalent to 3% of the distributed dividends, for the board as a whole, at a rate of one-ninth for each director and in proportion to the time each one served as such during the year 2020. If the distributed dividends exceed 50% of the Net income, the board of directors’ variable remuneration shall be calculated over a maximum 50% of such profits. Those directors that are members of the directors’ committee (see “Item 6.C. Board Practices – Directors’ Committee”) receive a monthly gross remuneration of UF 50 for attendance to directors’ committee meetings, independent of the number of meetings held in such period, plus the amount that, as the percentage of the dividends, is required to complete one third of the total remuneration a director is entitled to, pursuant to Article 50 bis of Law Nº 18,046 and Regulation N° 1,956 of the CMF. Directors that are members and observers of the audit committee receive a monthly gross remuneration for attendance to audit committee meetings, regardless of the number of meetings held in the period, of UF 50. UF stands for “Unidad de Fomento” which is an inflation linked accounting unit used in Chile. As of March 31, 2021 its value corresponded to CLP 29,394.77.

The described gross compensation for board members was also approved for 2021 at the shareholders’ meeting held on April 14, 2021. Additionally, the shareholders at said meeting approved, with respect to directors that are members of the directors’ committee (see “Item 6.C. Board Practices – Directors’ Committee”), a monthly gross compensation for attendance to directors’ committee meetings, independent of the number of meetings held in each period, of UF 50, plus the amount that, as the percentage of the dividends, is required to complete one third of the total remuneration a director is entitled to pursuant to Article 50 bis of Law Nº 18,046 and Regulation N° 1,956 of the CMF. For directors that are members and observers of the audit committee, a monthly gross remuneration of UF 50 for attendance to audit committee meetings, independent of the number of meetings held in each period, was determined.

In 2020, the total compensation paid by us and our subsidiaries to each of our directors for services rendered was as follows:

	Attendance	Dividend Participation(2)
Director	Meetings fee(2)	2019(3)	2020(4)	Total
		(in thousands of CLP)
Andrónico Luksic Craig	158,938	124,527	68,974	352,439
Carlos Molina Solís	230,901	224,601	68,974	524,476
Francisco Pérez Mackenna	245,572	224,601	68,974	539,147
Vittorio Corbo Lioi	67,372	196,828	68,974	333,174
Pablo Granifo Lavín	165,087	180,072	68,974	414,133
Rodrigo Hinzpeter Kirberg	168,393	124,527	68,974	361,894
José Miguel Barros van Hövell tot Westerflier	184,309	152,300	68,974	405,583
Rory Cullinan	144,729	124,527	68,974	338,230
Hemmo Parson(1)	30,692	124,527	22,991	178,210
Marc Gross	112,940	-	45,983	158,923
Total	1,508,933	1,476,511	620,765	3,606,209
(1) Resigned as director of CCU S.A., effective May 1, 2020.
(2) Includes the remuneration for members of the audit and directors’ committees.
(3) Charged to 2019’s distributable Net Income. Considering the final dividend paid in 2020.
(4) Charged to 2020’s distributable Net Income. Considering the iterim dividend paid in 2020.

For the year ended December 31, 2020, the aggregate amount of compensation paid by us to all our directors was CLP 4,210 million.

For the year ended December 31, 2020 the aggregate amount of compensation paid to our senior managers registered at the CMF during 2020, was CLP 6,702 million. We do not and are not required under Chilean law to disclose to our shareholders or otherwise make public information as to the compensation of our individual senior managers.

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

Due to the above, the shareholders´ meeting held on April 17, 2019 elected as directors, for a term of three years, Messrs. Andrónico Luksic, Francisco Pérez, Carlos Molina, Vittorio Corbo, Pablo Granifo, Rodrigo Hinzpeter, José Miguel Barros, Hemmo Parson and Rory Cullinan.

On May 6, 2020, due to the resignation of director Mr. Hemmo Parson effective as of May 1, 2020, the board of directors appointed, pursuant to article 32 of the Chilean Corporations Act, Mr. Marc Gross to the vacant position until the next Ordinary Shareholders' Meeting.

The Company’s shareholderselected Messrs. Andrónico Luksic, Francisco Pérez, Carlos Molina, Vittorio Corbo, Pablo Granifo, Rodrigo Hinzpeter, José Miguel Barros, Marc Gross and Rory Cullinan as directors, for a term of three years, at the shareholders’ meeting held on April 14, 2021.

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

1)	Directors’ Committee

The director’s committee discussions, agreements, and organization are regulated, in every applicable matter, by the Chilean Corporations Act provisions relating to board of directors’ meetings. The directors’ committee shall inform the board of directors about the manner in which it will request information and about its resolutions.

In addition to the general liabilities imputable to any director, the directors that compose the directors’ committee shall, in the exercise of their duties, be jointly and severally liable for any damage caused to the corporation or the shareholders.

According to the Chilean Securities Market Law and the Chilean Corporations Act, corporations whose market capitalization reaches or exceeds UF 1.5 million (as of March 31, 2021 approximately CLP 44,092 million) and at least 12.5% of its outstanding shares with voting rights are in the possession of shareholders that individually control or possess less than 10% of such shares, shall designate a “comité de directores” or “directors’ committee” and appoint at least one independent director. The directors’ committee shall be composed of three members and at least one member shall be independent. If the market capitalization or stock percentage falls below this threshold, the obligation to designate a directors’ committee no longer applies. However, corporations which do not meet these requirements may voluntarily assume the obligations concerning the directors’ committee, in which case they shall strictly follow the provisions of the Chilean Corporations Act.

Pursuant to the Chilean Corporations Act, as amended, including Law N° 21,314 enacted on April 13, 2021, the powers and duties of the directors’ committee are as follows:

  to examine the independent accountants’ reports, the balance sheets, and other financial statements submitted by the corporation’s managers or liquidators to the shareholders, and issue an opinion about them prior to their submission for shareholder approval;
  to propose to the board of directors the independent accountants and the risk rating agencies, which the board must then propose to the shareholders. Should the board of directors disagree with the proposal of the directors’ committee, the board shall be entitled to make its own proposal, submitting both to the shareholders for their consideration;
  to examine the documentation concerning related-party transactions of the Company and its subsidiaries, and to produce a written report on such transactions. A copy of the report shall be delivered to the board, and shall be read at the board meeting in which the transaction is presented for approval or rejection;
  to propose to the board of directors a general policy aimed at managing conflicts of interest, and requiring them to issue an opinion regarding the usual practice policy established pursuant to the second paragraph of Article 147 of Chapter XVI of the Chilean Corporations Act.
  to examine the managers’, principal executive officers’ and employees´ remuneration policies and compensation plans;
  to prepare an annual report of the performance of its duties, including the principal recommendations to shareholders;
92

  to advise the board of directors as to the suitability of retaining the independent accounting firm to provide non-audit services, which are not prohibited by the Chilean Securities Market Law, if the nature of such services could impair the accountants independence from the company; and
  all other matters contemplated in our bylaws or entrusted to the directors’ committee by a shareholders’ meeting or the board of directors.

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

Pursuant to the Chilean Corporations Act, as amended by Law N° 21,314 referred to above, the CMF may, by means of a general rule, establish the requirements and conditions that directors must meet in order to be considered independent directors. Notwithstanding the foregoing, no person shall be considered independent who, at any time during the previous eighteen months:

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

Should there be more than three directors entitled to participate in the directors’ committee, the board of directors shall elect the members of the directors’ committee by unanimous vote. Should the board of directors fail to reach an agreement, preference to be appointed to the committee shall be given to directors elected with the highest percentage of votes cast by shareholders that individually control or possess less than 10% of the company’s shares. If there is only one independent director, such director shall appoint the other members of the committee among non-independent directors. Such directors shall be entitled to exercise full powers as members of the committee. The chairman of the board of directors shall not be entitled to be appointed as a member of the committee nor any of its subcommittees, unless he is an independent director.

To be elected as independent director, the candidates must be proposed by shareholders that represent 1% or more of the shares of the company, at least 10 days prior to the date of the shareholders' meeting called to that end.

The candidate who obtains the highest number of votes shall be elected as independent director.

Following the election of a new board of directors at the shareholders´ meeting held on April 17, 2019, Mr. Vittorio Corbo, elected as independent director in accordance with Article N° 50 bis of the Chilean Corporations Act, at the board meeting held the same date, appointed as members of our directors’ committee Messrs. Carlos Molina and Francisco Pérez.

Additionally, following the election of a new board of directors at the shareholders´ meeting held on April 14, 2021, Mr. Vittorio Corbo, elected as independent director in accordance with Article N° 50 bis of the Chilean Corporations Act, at the board meeting held the same date, appointed as members of our directors’ committee Messrs. Carlos Molina and Francisco Pérez. Therefore, the current members of the directors’ committee are Messrs. Vittorio Corbo, Francisco Pérez and Carlos Molina.

The members of the directors’ committee receive a remuneration the amount of which is established annually by the shareholders, taking into consideration the duties that the directors’ committee members shall perform, which shall not be less than a third of the remuneration of a director.

The compensation of our directors’ committee members, as approved at the shareholders’ meeting of the Company held on April 14, 2021, consists (with effect as of May 2021) of a monthly gross remuneration for attendance to directors’ committee meetings, independent of the number of meetings held in each period, of UF 50 (as of March 31, 2021, approximately CLP 1,470 thousand), plus the amount required to complete the remaining third of the remuneration of a director.

The same remuneration package was approved for 2019 and 2020, at the shareholders’ meetings of the Company held on April 17, 2019 and April 15, 2020.

The shareholders shall determine the budget of the directors’ committee and those of its advisors, which, pursuant to Chilean Corporations Act, shall not be less than the aggregate amount of the annual remuneration of the committee members. The directors’ committee shall be allowed to request the recruitment of professionals to fulfill its duties within the limits imposed by the budget. The activities of the directors’ committee, the annual report of the performance of its duties and its expenses, including its advisors’ expenses, shall be included in the annual report and conveyed to the shareholders. The budget of the directors’ committee and its advisors, approved at the shareholders’ meetings of the Company held on April 17, 2019, April 15, 2020 and April 14, 2021, is equal to the aggregate amount of the annual remuneration of the committee members.

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

Additionally, following the election of a new board of directors at the shareholders´ meeting held on April 14, 2021, the board of directors, at the meeting held the same date, appointed directors Messrs. Vittorio Corbo and Carlos Molina to our audit committee, both of whom meet the independence criteria under the Exchange Act and under the NYSE Rules. As in 2019, the board of directors also resolved that directors Messrs. José Miguel Barros and Francisco Pérez shall participate in the audit committee’s meetings as observers.

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
94

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

As approved at the shareholders’ meeting of the Company held on April 14, 2021, members and observers of the audit committee are entitled to receive (with effect as of May 2021) a compensation consisting of a monthly gross remuneration for their attendance to audit committee meetings, independent of the number of meetings held in each period, of UF 50 (as of March 31, 2021, approximately CLP 1,470 thousand). The same compensation was approved at the shareholders’ meeting of the Company held on April 17, 2019 and April 15, 2020.

The total annual budget for operating cost and advisors of the audit committee, approved at each of the shareholders’ meetings referred to above, amounts to UF 2,000.

D.	Employees

The following table shows the breakdown of our employees by operating segments as of December 31 for each of the years listed below:

	2018	2019	2020
Chile	4,650	4,701	4,770
International Business (1)	2,578	2,582	2,583
Wine	1,197	1,273	1,280
Others (2)	372	405	418
Total	8,797	8,961	9,051

(1)   Includes Bolivia as of 2018.

(2)   Includes corporate head office functions only.

All employees whose contracts are terminated for reasons other than misconduct are entitled by law to receive a severance payment. In the last three years, we made severance payments in the amounts of CLP 8,188 million, CLP 5,734 million and CLP 4,806 million, respectively.

In Chile, permanent employees are entitled to a basic severance payment, as required by law, of one month’s salary for each year, or six-month portion thereof, worked. This condition is subject to a limitation of a total payment of no more than 11 months’ pay for employees hired after August 14, 1981. Severance payments to employees hired before August 14, 1981 are not subject to this limitation. Our employees who are subject to collective bargaining agreements have a contractual benefit to receive a payment in case of resignation, consisting of a payment of one monthly base salary for each full year worked, not subject to a limitation on the total amount payable but subject to a limitation on the total number of employees who can claim the severance benefit during any one year. In 2020, we laid off 229 employees.

Chile Operating segment, Wine Operating segment and Other

In the Chile and Wine Operating segments and Other, as of December 31 of the last three years, we had a total of 6,219, 6,379 and 6,468 permanent employees, respectively. As of December 2020, 4,143 were represented by 42 labor unions. The average tenure of our permanent employees was approximately eight years.

Unionized employees represent approximately 66% of our total permanent workforce. Our management believes it generally has a good relationship with the labor unions representing our employees.

During 2020, 2,481 employees renewed their collective contracts, most of them for a period of two years.

We do not maintain any pension fund or retirement program for our employees. Workers in Chile are subject to a national pension fund law which establishes a system of independent pension plans, administered by Administradoras de Fondos de Pensiones (“AFPs”). We have no liability for the performance of the pension plans or any pension payments to be made to our employees.

In addition to our permanent work force, as of December 31, 2020, we had 538 temporary employees, who were hired for specific time periods to satisfy short-term needs.

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

In Argentina, unionized employees represent approximately 73% of our total permanent workforce, moreover in Uruguay this number represent 58% of our total permanent workforce.

In addition to our permanent work force, as of December 31, 2020, we had 492 temporary employees, who were hired for specific time periods to satisfy short-term needs.

E.	Share Ownership

Except as disclosed in “Item 7: Major Shareholders and Related Party Transactions – A. Major Shareholders”, as of March 31, 2021, our senior management and our board members in the aggregate directly owned less than one percent of our shares.

We do not maintain stock option or other programs involving our employees in the capital of the Company.

ITEM 7: Major Shareholders and Related Party Transactions

A.	Major Shareholders

Our only outstanding voting securities are our shares of our common stock. The following table sets forth information concerning the ownership of our common stock as of March 31, 2021:

	Number of shares owned	Ownership %
INVERSIONES Y RENTAS S.A. (“IRSA”) (1)	202,201,725	54.7226%
INVERSIONES IRSA LIMITADA(1)	25,279,991	6.8416%
Controlling Shareholders	227,481,716	61.5643%
JPMorgan Chase Bank N.A. (ADRs)	76,248,975	20.6356%
BANCO DE CHILE POR CUENTA DE TERCEROS NO RESIDENTES	14,859,337	4.0214%
BANCO DE CHILE POR CUENTA DE STATE STREET	10,948,942	2.9632%
BANCO SANTANDER POR CUENTA DE INV EXTRANJEROS	10,797,227	2.9221%
BANCO DE CHILE POR CUENTA DE CITI NA NEW YORK CLIE	2,776,272	0.7514%
BANCO ITAU CORPBANCA POR CTA DE INVERSIONISTAS EXTRANJEROS	1,594,079	0.4314%
BANCO DE CHILE POR CUENTA DE CITI NA LONDON CLIENT	1,499,177	0.4057%
BANCO DE CHILE POR CUENTA DE CEP LUXEMBOURG CLIENT	1,183,490	0.3203%
BANCO SANTANDER-HSBC BANK PLC LONDON CLIENT ACCOUN	831,243	0.2250%
Custodian banks	44,489,767	12.0404%
AFPs as a group (Chilean pension funds)	2,063,449	0.5584%
Our directors and senior management as a group(2)(3)	35,440	0.0096%

TOTAL	350,319,347	94.7987%
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

(3) As of March 31, 2021, our director Francisco Pérez Mackenna has a 0.004% direct ownership interest in Compañía Cervecerías Unidas S.A. with 14,897 shares. Our director Vittorio Corbo Lioi indirectly owns 4,343 shares of Compañía Cervecerías Unidas S.A., equivalent to 0.001%, through the ownership of Vittorio Corbo y Asociados Limitada, of which it holds 82%. Our director José Miguel Barros van Hövell tot Westerflier indirectly owns 16,200 shares of Compañía Cervecerías Unidas S.A., equivalent to 0.004%, through Inversiones Carpe Vitam Limitada.

To the best of our knowledge, our beneficial shareholders who, directly or indirectly, own more than 5% of the outstanding shares of our common stock is IRSA with 61.56%, as of March 31, 2021 and as of the date of this annual report.

CCU is controlled by IRSA, which owns, directly and indirectly, 61.56% of the shares of our common stock. IRSA is a Chilean corporation owned 50% by Quiñenco, which is a holding company of the Luksic Group, and 50% by Heineken Chile Ltda., a subsidiary of Heineken Americas B.V. IRSA directly owns 196,421,725 shares of our common stock and, indirectly, through Inversiones IRSA Limitada, 25,279,991 additional shares of our common stock.

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

As of March 31, 2021, JPMorgan Chase Bank N.A. (“JPMorgan”), the depositary for our ADR facility, was the record owner of 76,248,975 shares of our common stock 20.64% of the outstanding common stock) deposited in our ADR facility.

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

Pursuant to Chapter XVI of the Chilean Corporations Act referenced above, a related-party transaction shall be any and all negotiation, agreement or operation between the open stock corporation and any one of the following:

•	one or more related persons pursuant to the Chilean Securities Market Law;

•	a director, manager, administrator, principal executive officer or liquidator of the company, personally or acting on behalf of a person other than the company, or their respective spouses or close relatives (e.g. parents, father/mother in law, sisters, brothers, sisters/brothers in law);

•	company or concern in which the persons referred to in the above clause are the owners, directly or indirectly through any other individual or corporation, of 10% or more of its capital; or of which any of the persons referred to in the above clause are a director, manager, administrator, principal executive officer thereof;

•	those contemplated by the bylaws of the company or upon sufficient grounds determined by the directors’ committee, as the case may be, which can include subsidiaries in which the company owns, directly or indirectly, at least 95% of the equity or capital stock; and

•	those in which the office of director, manager, administrator, principal executive officer or liquidator has been held by a director, manager, administrator, principal executive officer or liquidator of the company within the prior 18 months.

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
98

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

Additionally, pursuant to Article 147 of Chapter XVI of the Chilean Corporations Act, an open stock corporation shall only be entitled to enter into a related-party transaction when it is in the interest of the company, the price, terms and conditions are similar to those prevailing in the market at the time of its approval and the transaction complies with the requirements and procedures stated below:

1.	The directors, managers, administrators, principal executive officers or liquidators that have an interest or that take part in negotiations conducive to the execution of an arrangement with a related party of the open stock corporation, shall report it immediately to the board of directors or whomever the board designates. Those who breach this obligation will be jointly liable for damages caused to the company and its shareholders.

2.	Prior to the company’s consent to a related party transaction, it must be approved by the absolute majority of the members of the board of directors, with exclusion of the interested directors or liquidators, who nevertheless shall make public his/her/their opinion with respect to the transaction if it is so requested by the board of directors, which opinion shall be set forth in the minutes of the meeting. Likewise, the grounds of the decision and the reasons for excluding such directors from its adoption must also be recorded in the minutes.

3.	The resolutions of the board of directors approving a related party transaction shall be reported at the next following shareholders' meeting, including a reference to the directors who approved such transaction. A reference to the transaction is to be included in the notice of the respective shareholders' meeting.

4.	In the event that an absolute majority of the members of the board of directors should abstain from voting, the related-party transaction shall only be executed if it is approved by the unanimous vote of the members of the board of directors not involved in such transaction, or if it is approved in a shareholders' extraordinary meeting by two-thirds of the voting shares of the company.

5.	If a shareholders' extraordinary meeting is called to approve the transaction, the board of directors shall appoint at least one independent advisor who shall report to the shareholders the terms of the transaction, its effects and the potential impact for the company. In the report, the independent advisor shall include all the matters or issues the directors’ committee may have expressly requested to be evaluated. The directors committee of the company or, in the absence of such committee, directors not involved in the transaction, shall be entitled to appoint an additional independent advisor, in the event they disagree with the appointment made by the board.

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

6.	When the directors of the company must decide on a related party-transaction, they must expressly state the relationship with the transaction counterparty or the interest involved. They shall also express their opinion on whether the transaction is in the best interest of the corporation, their objection or objections that the directors’ committee may have expressed, as well as the conclusions of the reports of the advisors. The opinions of the directors shall be made available to the shareholders the day after they were received by the company, at the business offices of the company as well as on its internet site, and such arrangement shall be reported by the company as a “Relevant Fact”.

7.	Notwithstanding the applicable sanctions, any infringement of the above provisions will not affect the validity of the transaction, but it will grant the company or the shareholders the right to sue the related party involved in the transaction for reimbursement to the company of a sum equivalent to the benefits that the operation reported to the counterpart involved in the transaction, as well as indemnity for damages incurred. In this case, the defendant bears the burden of proof that the transaction complies with the requirements and procedures referred to above.

Notwithstanding the above, the following related party transactions may be executed, pursuant to letters a), b) and c) of Article 147 of the Chilean Corporations Act, as amended by Law N° 21,314 enacted on April 13, 2021, without complying with the requirements and procedures stated above, with prior authorization by the board:

1.	Transactions that do not involve a “material amount”. For this purpose, any transaction that is both greater than UF 2,000 (as of March, 31, 2021, approximately CLP 59 million) and in excess of 1% of the corporation’s equity, or involving an amount in excess of UF 20,000 (as of March 31, 2021, approximately CLP 588 million) shall be deemed to involve a material amount. All transactions executed within a 12 month period that are similar or complementary to each other, with identical parties, including related parties, or objects, shall be deemed to be a single transaction.
2.	Transactions that pursuant to the company’s policy of usual practice as determined by its board of directors, are in the ordinary course of business of the company. Any agreement or resolution establishing or amending such policies shall require the prior opinion of the directors’ committee and shall be communicated to the CMF as a “Relevant Fact” when appropriate. The company’s policy of usual practice shall contain at a minimum that information required by the CMF by means of a general regulation, and shall be available at all times to the company’s shareholders at the corporate offices and, in the case of companies who have one, published on their corporate website. However, the aforementioned policy may not authorize the execution of acts or contracts comprising more than 10% of the company's assets.
3.	Transactions between legal entities in which the company possesses, directly or indirectly, at least 95% of the equity of the counterpart.

Notwithstanding the above, the CMF may require the company to disclose to its shareholders and to the general public the details of any related party transactions that have been carried out. Such disclosure shall be made in the manner, for a term, with a periodicity and other conditions as the CMF establishes by means of a general regulation.

The usual practice policy adopted by the board of directors in the meeting held on January 13, 2010, as amended on July 6, 2011, July 5, 2016, and December 5, 2018 remains available to shareholders at the Company’s offices in Avenida Vitacura N° 2670, 23rd Floor, Santiago, Chile, and on the web site www.ccuinvestor.coml. The foregoing website is provided for informational purposes only, and the information thereon is not incorporated into this annual report.

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

On July 15, 2015, CICSA, BBO and Heineken Brouwerijen B.V. signed the Ancillary Trademark License Agreement, which provide us with the exclusive rights to produce, sell and distribute Heineken beer in Bolivia, in force as of January 1, 2015. This agreement has an initial term of ten years and will automatically be renewed for a five-year period unless any party gives notice of its decision not to renew, in which case the agreement will be in force until the last renewal period expires.

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

In January 2018, Bebidas del Paraguay S.A. and Heineken Brouwerijen B.V. entered into a Distribution Agreement which provides us with the exclusive rights to distribute Sol beer in Paraguay, effective as of 1 Decemebr 2017. This agreement has an initial term of five years and will automatically be renewed for subsequent three-year period unless any party gives notice of its decision not to renew, in which case the agreements will be in force until expiration of the first period or the respective subsequent period.

On April 20, 2018, Bebidas del Paraguay S.A. and Heineken Brouwerijen B.V. signed a Trademark License Agreement and a Distribution Agreement which provides us with the exclusive rights to produce, sell and distribute Heineken beer in Paraguay. These agreements have an initial term of five years from May 1, 2018 and will be automatically renewed for subsequent three-year periods unless any party gives notice of its decision not to renew. Therefore, and as agreed on June 11, 2018, the Trademark License Agreement entered on November 28, 2012, by CICSA and Heineken Brouwerijen B.V., which provided CICSA with the exclusive rights to produce, sell and distribute Heineken beer in Paraguay, was terminated with retroactive effects as of April 30, 2018 and, in its place, Heineken Brouwerijen B.V. and CICSA entered into a supply agreement which provides CICSA the non-exclusive right to sell and supply Heineken Lager in the Paraguayan market to Bebidas del Paraguay S.A., for a period of five years beginning on April 30, 2018.

On November 13, 2018, we and Heineken Brouwerijen B.V. signed an Amendment Agreement to the Amended and Restated Trademark License Agreement with Cercevera CCU Chile Limitada dated October 12, 2011, in order to include, as of January 1, 2018, the trade mark “Heineken 0.0” to the Trade Marks we have the exclusive rights to produce, sell and distribute in Chile.

On November 1, 2019, Bebidas del Paraguay S.A. and Amstel Brouwerijen B.V. signed the Distribution Agreement which provides us with the exclusive rights to distribute Amstel beer in Paraguay, effective as of October 1, 2019. This agreement has an initial term of five years, and will be automatically renew for subsequent three-year periods, unless any party gives notice of its decision not to renew, in which case the agreement will be in force until expiration of the first period or the respective subsequent period.

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

Our principal transactions with related parties for the twelve-month period ended December 31, 2020, are detailed below:

Company	Relationship	Transaction	Amount (in millions of CLP)
Amstel Brouwerijen B.V.	Related to the controller's shareholder	License and technical assistance	26
Antofagasta Minerals S.A.	Related to the controller's shareholder	Sales of products	10
Banchile Corredores de Bolsa S.A.	Related to the controller's shareholder	Investment Rescue/Investments	972,600
Banco BASA S.A.	Related to the subsidiary's shareholder	Sales of products	2
Banco de Chile	Related to the controller's shareholder	Derivatives/Interests/Investment Rescue/Investments/Sales of products/Services received	1,006,667
Canal 13 SpA.	Related to the controller's shareholder	Services received	1,333
Cementos Concepción S.A.E.	Related to the subsidiary's shareholder	Sales of products	5
Central Cervecera de Colombia S.A.S.	Joint venture	Capital contribution	19,287
Cervecera Valdivia S.A.	Shareholder of subsidiary	Dividends paid	2,500
Cervecería Austral S.A.	Joint venture	Dividends received/Purchase of products/Royalty/Sales of products/Services provided	15,740
Cervecería Kunstmann Ltda.	Related to non-controlling subsidiary	Sales of products/Services received	525
Chajha S.A.	Related to the subsidiary's shareholder	Sales of products	15
Cigar Trading S.R.L.	Related to the subsidiary's shareholder	Sales of products	1
Club Libertad	Related to the subsidiary's shareholder	Sales of products	14
Comercial Patagona Ltda.	Subsidiary of joint venture	Sales of products/Services received	7,731
Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Shareholder of subsidiary	Dividends paid/Loan/Purchase of products/Sales of products	6,371
Ecor Ltda.	Related to the subsidiary's shareholder	Services received	140
Emprendimientos Hoteleros S.A.E.C.A.	Related to the subsidiary's shareholder	Sales of products	15
Empresa Nacional de Energía Enex S.A.	Related to the controller's shareholder	Sales of products/Services received	589
Empresas Carozzi S.A.	Shareholder of joint operation	Purchase of products/Sales of products	4,933
Foods Compañía de Alimentos CCU Ltda.	Joint venture	Services provided	28
Ganadera Las Pampas S.A.	Related to the subsidiary's shareholder	Sales of products	14
Ganadera Sofía S.A.	Related to the subsidiary's shareholder	Sales of products	2
Hapag-Lloyd Chile SpA.	Related to the controller's shareholder	Services received	63
Heineken Brouwerijen B.V.	Related to the controller's shareholder	License and technical assistance/Purchase of products/Services received	23,046
Inversiones Enex S.A.	Related to the controller's shareholder	Sales of products	1,079
Inversiones Irsa Ltda.	Related to the controller	Dividends paid	5,965
Inversiones PFI Chile Ltda.	Shareholder of joint operation	Purchase of products/Services provided/Services received	11,656
Inversiones Punta Brava S.A.	Related to the controller's shareholder	Sales of products/Services received	19
Inversiones y Rentas S.A.	Controller	Dividends paid/Services provided	46,355
La Misión S.A.	Related to the subsidiary's shareholder	Sales of products	1
Minera Antucoya	Related to the controller's shareholder	Sales of products	1
Minera Centinela	Related to the controller's shareholder	Sales of products	3
Nestlé Chile S.A.	Shareholder of subsidiary	Dividends paid	7,591
Palermo S.A.	Related to the subsidiary's shareholder	Sales of products	5
Prana S.A.	Related to the subsidiary's shareholder	Sales of products	1
QSR S.A.	Related to the subsidiary's shareholder	Sales of products	40
Quiñenco S.A.	Controller's shareholder	Sales of products	14
Radiodifusión SpA.	Related to the controller's shareholder	Services received	194
Representaciones Chile Beer Kevin Michael Szot E.I.R.L	Shareholder of subsidiary		63
SAAM Extraportuario S.A.	Related to the controller's shareholder	Services received	27
Societé des Produits Nestlé S.A.	Related to the subsidiary's shareholder	Royalty	672
Tabacalera del Este S.A.	Related to the subsidiary's shareholder	Sales of products	14
Transbank S.A.	Related to the controller's shareholder	Services received	279
Viña Tabalí S.A.	Related to the controller's shareholder	Services provided	2
Yanghe Chile SpA.	Shareholder of subsidiary	Dividends paid	1,339

See Note 11 to our consolidated financial statements included herein for detailed information.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8: Financial Information

A.	Consolidated Statements and Other Financial Information

See “Item 18: Financial Statements” and “Item 19: Exhibits” for the Company's Financial Statements and notes, audited by PricewaterhouseCoopers Consultores, Auditores SpA.

Wine Exports

We, through our subsidiary VSPT, exported wine to more than 80 countries in 2020. VSPT is the second-largest wine exporter in Chile. See “Item 4: Information on the Company – B. Business Overview – Competition – Wine Operating segment”.

The following table presents our total wine exports by volume and sales, as of December of the last three years as percentage of consolidated volume and sales for the last three years:

	2018	2019	2020

Exports (thousands of liters) (1)	70,097	66,653	66,403
% of total consolidated sales volume	2.46%	2.22%	2.16%

Exports (CLP million) (1)	117,246	118,719	127,160
% of total consolidated sales	6.57%	6.51%	6.85%
(1) Includes Argentinean exports and excludes bulk wine.

Legal Proceedings

Nothing to report.

Dividend Policy and Dividends

Our dividend policy is reviewed and established from time to time by our board of directors and reported during our annual ordinary shareholders’ meeting, which is generally held in April of each year. Each year our board of directors must submit its proposal for a final dividend with charge to the preceding year Net income, for shareholder approval at the annual ordinary shareholders’ meeting. As required by the Chilean Corporations Act, we must distribute a cash dividend in an amount equal to at least 30% of our Net income for that year, after deducting any accumulated losses from previous years, unless otherwise decided by unanimous vote of the issued shares of our common stock. Our board of directors has the authority to pay interim dividends during any one fiscal year, to be charged against the earnings of that year.

Our board of directors announced at our annual ordinary shareholders’ meeting held on April 17, 2019, its dividend policy for future periods, authorizing the distribution of cash dividends in an amount at least equal to 50% of our Net income of the year attributable to equity holders of the parent company under IFRS for the previous year. Our dividend policy is subject to change in the future due to changes in Chilean law, capital requirements, economic results and/or other factors. During our annual ordinary shareholders’ meeting held on April 15, 2020, a dividend of CLP 179.95079 per share of common stock (CLP 359.90158 per ADS using the ratio as of December 20, 2012 of 1 ADS to 2 common shares) was approved, in addition to the interim dividend of CLP 75 per share of common stock (CLP 150 per ADS) distributed in December 26, 2019. Together, these dividend payments amounted to CLP 94.205 million, representing 72.39% of the “Net income of the year attributable to equity holders of the parent company” for 2019.

Dividends are paid to shareholders of record at midnight of the fifth business day, including Saturdays, preceding the date set for payment of the dividend. The holders of ADSs on the applicable record dates are entitled to dividends declared for each corresponding period.

The board of directors, in its meeting held on December 2, 2020, approved the distribution, with a charge to 2020’s Net income attributable to equity holders of the parent company, of an interim dividend of CLP 56 per share of common stock (CLP 112 per ADS), totaling CLP 20,692,160,832, which was paid as of December 30, 2020. Additionally, the board of directors, in its meeting held on March 3, 2021, resolved to propose to the next ordinary shareholders meeting, the distribution, with charge to 2020’s Net income attributable to equity holders of the parent company, of a final dividend of CLP 139.16548 per share of common stock (CLP 278.33096 per ADS). The proposal, representing a total payment of CLP 51.422.044.543, was approved at our last annual ordinary shareholders’ meeting held on April 14, 2021 and the final dividend paid as of April 23, 2021 to shareholders of record at midnight on April 17, 2021. Collectively, these dividend payments amounted to CLP 72,114 million, representing 75% of the “Net income of the year attributable to equity holders of the parent company” for 2020.

The following table sets forth the amounts of interim and final dividends and the aggregate amounts of such dividends per share of common stock and per ADS in respect of each of the years indicated:

Year ended	CLP Per share (1)			USD Per ADS (2)
December 31	Interim	Final (3)	Total	Interim	Final (3)	Total
2015	66	97.47	163.47	0.18	0.29	0.47
2016	66	110.32	176.32	0.20	0.33	0.53
2017	70	108.89	178.89	0.23	0.36	0.59
2018	140	358.33	498.33	0.41	1.07	1.49
2019	75	179.95	254.95	0.20	0.42	0.62
2020	56	139.17	195.17	0.16	0.40	0.56
(1) Interim and final dividend amounts are expressed in historical pesos
(2) USD per ADS dividend information provided solely for reference purposes only, as we pay all dividends in CLP. The amounts shown above have been adjusted to reflect this change. The Chilean peso amounts as shown here have been converted into USD at the respective observed exchange rate in effect at each payment date or, in respect of the dividend payable for the year ended December 31, 2020, at the observed exchange rate in effect as of April 22, 2021. Note: The Federal Reserve Bank of New York does not report a noon buying rate for CLP.

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

Santiago Stock Exchange			NYSE
(per share of common stock)			(per ADS)
	High	Low	High	Low
	(CLP)	(CLP)	(CLP)	(CLP)
Years
2016	8,120	6,500	24.17	18.78
2017	9,300	6,820	29.72	20.31
2018	9,587	7,848	30.35	24.30
2019	9,990	6,850	29.48	17.80
2020	7.868	4.125	20.22	10.72
2018
1st quarter	9,210	7,890	30.35	27.27
2nd quarter	9,100	7,848	29.86	24.37
3rd quarter	9,587	7,850	28.52	24.65
4th quarter	9,545	8,300	28.88	24.30
2019
1st quarter	9,974	8,600	29.47	24.92
2nd quarter	9,940	8,812	29.48	25.55
3rd quarter	9,990	7,789	29.40	21.71
4th quarter	8,199	6,850	22.52	17.80
2020
1st quarter	7,868	4,989	20.22	11.25
2nd quarter	6,812	5,151	16.62	12.53
3rd quarter	6,440	4,982	15.90	12.66
4th quarter	5,899	4,125	15.79	10.72

Last six months
October 2020	5,120	4,300	13.01	10.72
November 2020	5,700	4,125	14.84	10.87
December 2020	5,899	5,200	15.79	14.41
January 2021	6,115	5,247	17.08	14.72
February 2021	6,719	5,800	18.76	16.40
March 2021	6,735	6,299	18.89	17.44

Significant trading suspensions of the Company's stock have not occurred in the last three years.

B.	Plan of distribution

Not applicable.

C.	Markets

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

The trading volume of our ADSs in the NYSE in the last three years is as follows:

Year	Quarter	Traded Volume (thousands of ADS)
2017	1st quarter	11,269
	2nd quarter	13,193
	3rd quarter	9,606
	4th quarter	11,597
	Total	45,665

2018	1st quarter	8,848
	2nd quarter	10,560
	3rd quarter	14,465
	4th quarter	12,038
	Total	45,911

2019	1st quarter	12,259
	2nd quarter	13,753
	3rd quarter	17,288
	4th quarter	24,402
	Total	67,702

2020	1st quarter	22,505
	2nd quarter	13,843
	3rd quarter	11,979
	4th quarter	17,413
	Total	65,740

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10: Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Rights, preferences and restrictions regarding shares. At least 30% of our Net income for each fiscal year are required to be distributed as dividends in cash to our shareholders, unless our shareholders unanimously decide otherwise. Any remaining profits may be used to establish a reserve fund (that may be capitalized at any time, amending the corporate bylaws by the vote of a majority of the voting stock issued), or to pay future dividends.

Compulsory minimum dividends (“minimum dividends”), i.e., at least thirty percent of our Net income for each fiscal year, become due thirty days after the date on which the annual shareholders' meeting has approved the distribution of profits in the fiscal year. Any additional dividends approved by our shareholders become due on the date set by our shareholders or our board of directors.

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

Action necessary to change the rights of holders of stock. The rights of stockholders are established by law and pursuant to the bylaws of a corporation. For certain modifications of shareholders’ rights, the law requires a special majority, such as the creation, increase, extension, reduction or suppression of preferred stock, which may be adopted only with the consent of at least two-thirds of the affected series. Consequently any other impairment of rights not specifically regulated needs only an absolute majority (more than 50%) of the stock entitled to vote. However, the waiver of the shareholders’ right to receive no less than 30% of the Net income accrued in any fiscal year (minimum dividend) requires the unanimous vote of all stockholders. The above notwithstanding, no decision of the shareholders’ meeting can deprive a shareholder of any part of the stock that he/she owns.

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

The quorum for a shareholders' meeting is established by the presence, in person or by proxy, of shareholders representing at least an absolute majority of our issued voting stock; if a quorum is not present at the time of the first call of the meeting, a second call of the meeting can be reconvened and upon the meeting being reconvened, shareholders present at the time of the second call of the reconvened meeting are deemed to constitute a valid quorum regardless of the percentage of the voting stock represented. In that case, decisions will be made by the absolute majority of stock with voting rights present or otherwise represented. The following matters are specifically reserved for annual meetings:

•	review of our state of affairs and of the reports of external auditors, and the approval or rejection of the annual report, balance sheet, financial statements and records submitted by our officers or liquidators;
•	distribution of profits of the respective fiscal year, including the distribution of dividends;
•	election or revocation of regular and alternate board members, liquidators and external auditors; and
•	determination of the remuneration of the board members, directors’ committee remuneration and budget, designation of the newspaper where summons for meetings shall be published and, in general, any other matter to be dealt with by the annual meeting being of corporate interest and not specifically reserved to extraordinary shareholders' meetings.

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

General Legislation and Regulations. The Central Bank of Chile is responsible for, among other things, monetary policies and exchange controls in Chile. See “Item 3. Key Information – Selected Financial Data – Exchange Rates”. Foreign investments can be registered with the Central Bank of Chile under Chapter XIV of the Central Bank Foreign Exchange Regulations, which regulates foreign exchange transactions, including access to the Formal Exchange Market. Pursuant to Law N° 20,780, on June 25, 2015 Law N° 20,848 was enacted, replacing Decree Law N° 600 of 1974 and establishing a new statute for direct foreign investments (henceforth, the "New Statute for Foreign Investment"). The New Statute for Foreign Direct Investments went into effect as of January 1, 2016. Foreign investors in companies that maintain a valid foreign investment agreement with the Government of Chile pursuant to the regulations of Decree Law N° 600 will fully retain the rights and obligations set forth in said agreements, provided that the agreements were executed prior to January 1, 2016. The New Statute for Foreign Investment does not grant investors eligibility for a tax invariability regime, which was granted to them by Decree Law N° 600. However, a transitory 4 four-year system was established, under which foreign investors could have requested foreign investment authorizations via the execution of agreements with the Government of Chile, albeit subject to a total income tax rate of 44.5%. This transitory system expired on January 1, 2020.

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

Pursuant to the New Rules, Chilean entities are allowed, under Chapter XIV, which governs credits, deposits, investments and capital contribution from abroad, to: (i) dispose of such foreign currency allocated abroad, executing any of the transactions contemplated in Chapter XIV, without the need of delivering it into Chile, subject to the obligation of reporting said transaction to the Central Bank of Chile; and (ii) capitalize any liability expressed in foreign currency and acquired abroad. These provisions also state that amendments to any contracts or instruments regarding such credits, deposits, investments and capital contributions that can affect the conditions of such transactions must be reported to the Central Bank of Chile.

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

Investment in Our Shares and ADSs

Investments made in shares of our common stock are subject to the following requirements:

According to Chapter XIV of the Central Bank Foreign Exchange Regulations Information Procedures and Forms Manual (hereinafter the “Manual”), any foreign investor acquiring shares of our common stock who brought funds into Chile for that purpose must bring those funds through an entity participating in the Formal Exchange Market; any foreign investor acquiring shares of our common stock to be deposited and converted into ADSs who brought funds into Chile for that purpose must bring those funds through an entity participating in the Formal Exchange Market; in both cases, the entity of the Formal Exchange Market through which the funds are brought into Chile must report such investment to the Central Bank following the instructions detailed in Chapter I of the Manual; all remittances of funds from Chile to the foreign investor upon the sale of the acquired shares of our common stock or from dividends or other distributions made in connection therewith must be made through the Formal Exchange Market; all remittances of funds from Chile to the foreign investor upon the sale of shares underlying ADSs (after conversion is implemented through the depositary) or from dividends or other distributions made in connection therewith must be made through the Formal Exchange Market; and all remittances of funds made to the foreign investor must be reported to the Central Bank by the intervening entity of the Formal Exchange Market. Regarding the remittances of funds indicated above, Chapter XIV and Chilean tax regulation stablishes that all taxes obligations must be paid prior to such remittances.

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

Chilean Tax Considerations

The following discussion is based on certain Chilean income tax laws presently in effect, including Rulings N°324 of January 29, 1990, and N°3,708 of October 1, 1999 of the Chilean Internal Revenue Service and other applicable regulations and rulings currently in force. The discussion summarizes the principal Chilean income tax consequences of an investment in the ADSs or shares of common stock by an individual who is not domiciled in or a resident of Chile or a legal entity that is not organized under the laws of Chile and does not have a permanent establishment located in Chile which we refer to as a foreign holder. For purposes of Chilean law, an individual holder is a resident of Chile if he or she has resided in Chile for more than six consecutive months in one calendar year or for a total of more than one hundred and eighty-three days in a twelve-month period. An individual holder is domiciled in Chile if he or she resides in Chile with the purpose of staying in Chile (such purpose to be evidenced by circumstances such as the acceptance of employment within Chile or the relocation of his or her family to Chile). This discussion is not intended as tax advice to any particular investor, which can be rendered only in light of that investor’s particular tax situation. Neither is it intended to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase, own or dispose of shares or ADSs and does address all of the tax consequences that may be relevant to specific holders in light of their particular circumstances. Holders of shares and ADSs are advised to consult their own tax advisors concerning the Chilean or other tax consequences relating to the ownership of shares or ADSs.

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

Cash dividends and Other Distributions. Cash dividends paid by us with respect to the ADSs or shares of common stock held by a foreign holder will be subject to a 35.0% withholding tax, which is withheld and paid by us (the “Chilean Withholding Tax”). A credit against the Chilean Withholding Tax is available based on the level of corporate income tax, or first category tax, actually paid by us on the taxable income to which the dividend is imputed; however, this credit does not reduce the Chilean Withholding Tax on a one-for-one basis because it also increases the base on which the Chilean Withholding Tax is imposed. The modifications incorporated to the Chilean income tax law by Act N° 21,210 enacted on February 24, 2021, provide for taxpayers subject to Article 14 letter A of the Income Tax Law, a First Category Income tax at a rate of 27%.

The corporate income tax is a credit for shareholders resident or domiciled in countries that have a Convention for the Avoidance of Double Taxation in force with Chile that are the effective beneficiaries of the dividends. This benefit is extended to countries that have signed a Convention for the Avoidance of Double Taxation with Chile before January 1, 2020, even if the Convention has not yet entered into force until December 31, 2026 as a limit. This is the case for the United States of America.

For other no resident shareholders, the credit for the corporate tax paid on such income may be used with a limit of 65% of its amount. In these cases, the effective rate is 44.45% from 2018 thereafter.

The foregoing tax consequences apply to cash dividends paid by us. Dividend distributions made in property (other than shares of common stock) will be subject to the same Chilean tax rules as cash dividends.

Capital Gains. Gain realized on the sale, exchange or other disposition by a foreign holder of ADSs (or ADRs evidencing ADSs) will not be subject to Chilean taxation, provided that such disposition occurs outside Chile or that it is performed under the rules of Title XXIV of the Chilean Securities Market Law. The deposit and withdrawal of shares of common stock in exchange for ADRs will not be subject to any Chilean taxes, according to Rulings N° 1,705 of May 15, 2006 and N° 2,144 of October 3, 2013.

Gains obtained from the sale or exchange of shares of common stock (as distinguished from sales or exchanges of ADSs representing such shares of common stock) by a foreign holder will be generally subject to both the first category tax and the Chilean Withholding Tax at a rate of 35%. Reduced rates may apply for residents of countries that have a Double Tax Treaty in force with Chile, on a case-by-case basis..

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

The exercise of preemptive rights relating to the shares of common stock will not be subject to Chilean taxation. Amounts received for the assignment of preemptive rights relating to the shares will be subject to Chilean Withholding Tax at a rate of 35%.

Please bear in mind that the tax treatment just mentioned regarding the ADR could be subject to future modifications, considering that the current tax treatment of ADR is supported in Chilean Internal Revenue Service rulings mentioned above.

Pursuant to Article 107 of the Chilean Income Tax Law, the sale and disposition of shares of Chilean public corporations which are actively traded on a Chilean stock exchange is not levied by any Chilean tax on capital gains if the sale or disposition is made:

  on a local stock exchange authorized by the CMF or in a tender offer process according to Title XXV of the Chilean Securities Market Law, so long as the shares (a) were purchased on a public stock exchange or in a tender offer process pursuant to Title XXV of the Chilean Securities Market Law, (b) are newly issued shares issued in a capital increase of the corporation, or (c) were the result of the exchange of convertible bonds (in which case the option price is considered to be the price of the shares). In this case, gains exempted from Chilean taxes shall be calculated using the criteria set forth in the Chilean Income Tax Law; or
  within 90 days after the shares would have ceased to be significantly traded on the stock exchange. In such case, the gains exempted from Chilean taxes on capital gains will be up to the average price per share of the last 90 days. Any gains above the average price obtained by a foreign investor will be subject to Withholding Tax at a rate of 35%.

To the extent that our shares are actively traded on a Chilean stock exchange, foreign institutional investors who acquire our shares may benefit from the tax exemption mentioned above.

If the requirements to apply the abovementioned exemption are not met, foreign institutional investors that transfer shares of Chilean public corporations which are actively traded on a Chilean stock exchange, investment funds quotas or mutual funds quotas, may apply the exemption established in the abrogated Article 106 of the Income Tax Law, provided that the securities have been acquired prior to January 1, 2017 and the investor, during its operation in the country and the moment of acquisition and disposal of said securities, complies with the requirements established in Article 106.

According to the abrogated Article 106, the disposition must be done through a Chilean stock exchange authorized by the CMF, in a tender offer carried out according to Tittle XXV of the Chilean Securities Market Law, of through redemption of quotas.

In addition, the abrogated Article 106 establishes that a foreign institutional investor is an entity that is either:

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

In order to be entitled to the exemption established in Article 106, foreign institutional investors, during the time in which they operate in Chile must:

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

Also, transitional Article 5 of Act N° 20,712 indicates that the funds regulated by Law N° 18,657 (Investments Funds of Foreign Capital) will maintain the applicable tax regime of Article 106. In other words, the distribution abroad of profits obtained by these funds, arising out of the investments described in Article 106, will be exempt from Chilean income tax, as long as they do not transform into one of the funds created by Act. N° 20,712.

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

The gross amount of any dividends (including amounts withheld in respect of Chilean taxes) paid with respect to the common stock or ADSs generally will be subject to U.S. federal income taxation as ordinary income and will not be eligible for the dividends received deduction allowed to U.S. corporations. Dividends paid in Chilean currency will be included in the gross income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date the dividends are actually or constructively received by the U.S. holder, or in the case of dividends received in respect of ADSs, on the date the dividends are actually or constructively received by the depositary or its agent, whether or not converted into U.S. dollars. A U.S. holder will have a tax basis in any distributed Chilean currency equal to its U.S. dollar amount on the date of receipt by the U.S. holder or disposition, as the case may be, and any gain or loss recognized upon a subsequent disposition of such Chilean currency generally will be foreign currency gain or loss that is treated as U.S. source ordinary income or loss. If dividends paid in Chilean currency are converted into U.S. dollars on the day they are received by the U.S. holder, the depositary or its agent, as the case may be, U.S. holders generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. U.S. holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss if any Chilean currency received by the U.S. holder or the depositary or its agent is not converted into U.S. dollars on the date of receipt.

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

A.	Qualitative Information About Market Risk

Interest Rate Risk

As of December 31, 2020, we had a total of CLP 8,251 million in debt indexed to variable interest rates (CLP 8,694 million as of December 31, 2019). Consequently, as of December 31, 2020, our financing structure consisted (without considering the cross currency interest rate swaps and cross interest rate swaps effects) of 2% (3% as of December 31, 2019) of debt with variable interest rates, and 98% (97% as of December 31, 2019) of debt with fixed interest rates.

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

As of December 31, 2020, after considering the effect of cross currency interest rate swaps and cross interest rate swaps, 100% (100% as of December 31, 2019) of our debt had fixed interest rates.

The terms and conditions of the Company’s obligations as of December 31, 2020, including exchange rates, interest rates, maturities and effective interest rates are detailed in Note 21 to our audited consolidated financial statements included elsewhere in this annual report.

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

During 2020, we purchased 99.142 tons of malt (79,459 tons in 2019). CCU Argentina acquires malt mainly from local producers. Such raw materials represent approximately 7% (6% in 2019 and 5% in 2018) of the direct cost for the Chile Operating segment.

In regards to the cost of Chile Operating segment, the cost of cans represents approximately 19% of the direct cost (17% in 2019 and 12% in 2018), whereas in the International Business Operating segment, the cost of cans represents approximately 36% of the direct cost of raw materials in 2020 (38% in 2019 and 2018). See “Item 4: Information on the Company – B. Business Overview – 5. Raw Materials and other Supplies”. We do not hedge these transactions. Rather, we negotiate yearly contracts with malt suppliers.

Concentrates, sugar and plastic resin. The main raw material used in the production of non-alcoholic beverages are concentrates, which are mainly acquired from licensees, sugar and plastic resin for the manufacturing of plastic bottles and containers. The Company is exposed to price fluctuation risks with regard to these raw materials, which jointly represent 24% (31% in 2019 and 27% in 2018) of the direct cost for the Chile Operating segment. See “Item 4: Information on the Company – B. Business Overview – 5. Raw Materials and other Supplies”. We do not hedge these transactions.

Grapes and wine. The principal raw materials used by our wine subsidiary VSPT in the production of wine are its own harvested grape as well as purchased grapes and wine. VSPT obtains approximately 33% of the grapes used for export wines from its own vineyards, thereby reducing grape price volatility and ensuring quality consistency. Approximately 9% of the grape supply for the production of the wine sold in the domestic market is purchased from own vineyards. During 2020, VSPT purchased 16% of the necessary grapes and wine on the basis of yearly contracts at fixed prices from third parties. Spot transactions for wine are executed from time to time depending on additional wine needs. “Item 4: Information on the Company – B. Business Overview – Raw Materials and other Supplies”.

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

As of December 31, 2020, we maintained in Chile foreign currency liabilities amounting to CLP 101,245 million (CLP 104,826 million as of December 31, 2019), mostly denominated in USD. Foreign currency obligations (CLP 29,035 million as of December 31, 2020 and CLP 38,186 million as of December 31, 2019) represent 6% (14% as of December 31, 2019) of total other financial liabilities. The remaining 94% (86% as of December 31, 2019) is mainly denominated in inflation-indexed CLP. In addition, the Company maintains foreign currency assets for CLP 195,344 million (CLP 210,989 million as of December 31, 2019) that mainly correspond to exports in accounts receivable.

Regarding the foreign subsidiaries’ operations, the net exposure assets in USD and other currencies amounted to CLP 6,411 million as of December 31, 2020 (CLP 15,899 million as of December 31, 2018).

To protect the value of the foreign currency assets and liabilities net position of our Chilean operations, we enter into derivative agreements (currency forwards) to hedge against any variation in the Chilean peso as compared to other currencies.

As of December 31, 2020, net exposure in foreign currencies of our Chilean operations, after the use of derivative instruments, is liabilities in the amount of CLP 1,452 million (assets in CLP 8,440 million as of December 31, 2019).

In 2020, of our total sales, 7% (7% in 2019 and 7% in 2018) corresponded to export sales made in foreign currencies, mainly USD, euros and pounds sterling, and of the direct costs, 62% (64% in 2019 and 61% in 2018) correspond to raw material and product purchases in foreign currencies, or indexed to such currencies. We do not actively hedge the variations in the expected cash flows from such transactions.

On the other hand, we are exposed to exchange rate movements related to the conversion from Argentine pesos, Uruguayan pesos, Paraguayan Guaraní, Bolivian peso and Colombian pesos to CLP in the income, assets and liabilities of our subsidiaries in Argentina, Bolivia, Uruguay, Paraguay and Bolivia, the associate in Peru and joint venture in Colombia. We do not actively hedge the risks related to this conversion at our subsidiaries, the effects of which are recorded in Equity.

As of December 31, 2020, the net investment in foreign subsidiaries, associated and joint ventures amounted to CLP 238,825 million, CLP 1,338 million and CLP 119,778 million, respectively (CLP 272,585 million, CLP 1,149 million and CLP 124,612 million as of December 31, 2019).

B.	Quantitative Information About Market Risk

Interest Rate Sensitivity

Most of our debt is at a fixed interest rate, so it is not mainly exposed to fluctuations in interest rates. As of December 31, 2020, our interest-bearing debt amounted to CLP 490,457 million (see Note 21 to our consolidated financial statements included herein), 98% of which was fixed debt and 2% of which was variable-rate debt (without considering the cross currency interest rate swaps and cross interest rate swaps effects).

The following table summarizes debt obligations with interest rates by maturity date, the related weighted-average interest rates and fair values:

		Interest – Bearing Debts as of December 31,2020
		(millions of CLP, except percentages)
Interest bearing liabilities
Fixed rate		2021	2022	2023	2024	2025	Thereafter	Total	Fair Value
CLP (UF)(1)	Bonds and Banks	15,547	14,405	25,083	35,217	78,382	277,131	445,766	398,737
Average interest rate		3.1%	3.2%	2.3%	2.0%	1.4%	2.6%
CLP		21,721	60,041	4,267	1,916	4,857	32	92,834	90,246
Average interest rate		3.1%	4.5%	4.2%	3.8%	3.8%	5.0%
USD		12,418	12,086	1,031	508	508	2,083	28,634	26,940
Average interest rate		3.1%	3.0%	5.8%	5.8%	5.8%	5.8%
EUR		113	90	90	-	-	-	293	274
Average interest rate		1.0%	1.0%	1.0%
ARS		246	73	73	12	12	-	416	210
Average interest rate		61.9%	62.0%	62.0%	62.0%	62.0%
BOB		106	2,337	2,337	3,075	3,075	766	11,696	11,696
Average interest rate		5.1%	5.1%	5.1%	5.1%	5.1%	5.1%
UIU		251	-	-	-	-	-	251	251
Average interest rate		5.7%
Variable rate
USD		8,548	-	-	-	-	-	8,548	8,509
Average interest rate		1.2%
Non interest bearing liabilities
Derivate Contract
Cross Interest Rate Swap:
Receive		-	-	-	-	-	-	-	-
Pay		5,698	-	-	-	-	-	5,698	5,324
Forwards		4,244	-	-	-	-	-	4,244	4,244
UF as of December 31, 2020
125

Commodity Price Sensitivity

The following table summarizes information about our malt, sugar and bulk wine inventories and futures contracts that are sensitive to changes in commodity prices, mainly malt prices. For inventories, the table presents the carrying amount and fair value of the inventories and contracts as of December 31, 2020. For these contracts the table presents the notional amount in tons, the weighted average contract price, and the total dollar contract amount by expected maturity date.

	Commodity Price Sensitivity as of December 31, 2020
	(millions of CLP, except percentages)
	Carrying Amount						Fair Value
On Balance Sheet Position
Malt inventory (millions of CLP)		4,698					4,698
Bulk wine inventory - raw material (millions of CLP)		45,244					45,244

	Expected Maturity
	2021	2022	2023	2024	2025	Thereafter	Fair Value
Purchase Contracts
Malt:
Fixed Purchase Volume (tons)	176,750	169,000	170,500	82,250	26,500	-
Weighted Average Price (USD per ton) (*)	560	560	560	560	560	-
Contract Amount (thousands of USD)	98,980	94,640	95,480	46,060	14,840	-	347,847
Sugar:
Fixed Purchase Volume (tons)	52,839	-	-	-	-	-
Weighted Average Price (USD per ton) (*)	487	-	-	-	-	-
Contract Amount (thousands of USD)	25,733	-	-	-	-	-	25,685
Grapes:
Fixed Purchase Volume (tons)	55,174	26,013	15,586	3,227	477	-
Weighted Average Price (CLP per kg.) (*)	192	190	184	264	617	-
Contract Amount (millions of CLP)	10,571	4,933	2,863	853	294	-	19,243
Wine:
Fixed Purchase Volume (Mlts)	10,219	-	-	-		-
Weighted Average Price (CLP per liter) (*)	312	-	-	-		-
Contract Amount (millions of CLP)	3,193	-	-	-		-	3,177

(*) Weighted average price estimation is calculated based on expected market prices. Prices to be paid by us are adjusted based on current market conditions.

As of December 31, 2020, we had malt purchase contracts for USD 52.0 million in Chile, compared with USD 39.0 million as of December 31, 2019.

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

The following table summarizes our debt obligations, cash and cash equivalents, accounts receivable, accounts payable and derivative contracts in foreign currencies as of December 31, 2020 in millions of CLP, according to their maturity date, weighted-average interest rates and fair values:

	Exchange Rate Sensitivity as of December 31, 2020
	(millions of CLP, except percentages and exchange rate)

	2021	2022	2023	2024	2025	Thereafter	Total	Fair Value
Debt Obligations
Variable rate (USD)
Short and medium term	8,548	-	-	-	-	-	8,548	8,509
Average int. rate: Libor +	1.0%
Fixed rate (USD)
Short and medium term	12,418	12,086	1,031	508	508	2,083	28,632	26,940
Interest rate	3.1%	3.0%	5.8%	5.8%	5.8%	5.8%
Fixed rate (EUR)
Short and medium term	113	90	90	-	-	-	293	274
Interest rate	1.0%	1.0%	1.0%

Cash and Cash
Equivalents (1)
USD	22,295						22,295	22,295
Others	1,309						1,309	1,309
TOTAL	23,604						23,604	23,604

Accounts Receivable (1)
USD	29,116						29,116	29,116
EUR	8,751						8,751	8,751
Others	2,512						2,512	2,512
TOTAL	40,378						40,378	40,378

(1) Figures as of December 31, 2020.

Notional amount	2021	2022	2023	2024	2025	Thereafter	Total	Fair Value
Derivate Contracts (in
millions of CLP)
Receive USD	8,360	-	-	-	-	-	8,360	8,352
Pay USD	4,118	-	-	-	-	-	4,118	4,118
Receive EUR	10	-	-	-	-	-	10	10
Pay EUR	8,901	-	-	-	-	-	8,901	8,923
Receive Others	149	-	-	-	-	-	149	149
Pay Others	-	-	-	-	-	-	-	-
127

ITEM 12: Description of Securities Other than Equity Securities

12.D.3. Depositary Fees and Charges

JPMorgan is the depositary of CCU shares in accordance with the amended and restated Deposit Agreement, dated July 31, 2013, entered into by and among CCU, JPMorgan, as depositary, and all owners from time to time of ADSs issued by CCU (“Deposit Agreement”)[9].

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

[9] Por favor incluir direccion de JP Morgan para cumplir con los requisitos de este ítem.

12.D.4. Depositary Payments

In 2020 CCU S.A. received from JPMorgan USD 845,454.67 as depositary payments and reimbursements pursuant to the corresponding tax retention, in connection with our ADR program.

PART II

ITEM 13: Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15: Controls and Procedures

(a) Controls and Procedures. The Company’s management, with the participation of the chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2020. Based on this evaluation, the chief executive officer and chief financial officer concluded that the disclosure controls and procedures were effective as of December 31, 2020.

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

(b) Management’s Annual Report on Internal Control over Financial Reporting. Our management, including our chief executive officer and chief financial officer, are responsible for establishing and maintaining adequate internal controls over financial reporting and has assessed the effectiveness of our internal control over financial reporting as of December 31, 2020 based on the criteria established in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on such criteria, our management has concluded that, as of December 31, 2020 our internal control over financial reporting is effective.

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

The effectiveness of our internal control over financial reporting as of December 31, 2020 has been audited by PricewaterhouseCoopers Consultores, Auditores SpA, an independent registered public accounting firm, as stated in their report which appears herein.

(c) Attestation Report of the Registered Public Accounting Firm. See our audited consolidated financial statements included herein.

(d) Changes in Internal Control over Financial Reporting. There has been no change in our internal control over financial reporting during 2020 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

At the board of directors’ meeting held on April 14, 2021, following the election of a new board at the shareholders´ meeting held the same day, the board of directors appointed directors Messrs. Vittorio Corbo and Carlos Molina to our audit committee, both of whom meet the independence criteria under the Exchange Act and under the NYSE Rules. As in 2019, the board of directors also resolved that directors Messrs. José Miguel Barros and Francisco Pérez shall participate in the audit committee’s meetings as observers.

We do not have an audit committee financial expert serving on our audit committee, as such term is defined under Item 407 of Regulation S-K. We do not have an audit committee financial expert because we are not required to appoint one under Chilean law.

ITEM 16B: Code of Ethics

We have adopted a Code of Business Conduct that applies to all of our executive officers and employees. Our Code of Business Conduct is available on our website at www.ccu.cl or www.ccuinvestor.com. Our code of ethics was updated on March 4, 2014 and no waivers, either explicit or implicit, of provisions of the code of ethics have been granted to the chief executive officer, chie financial officer or chief accounting officer. The information on our website is not incorporated by reference into this document.

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

ITEM 16C: Principal Accountant Fees and Services

The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers Consultores, Auditores SpA, during the fiscal years ended December 31, 2019, 2020 and 2021:

	2018	2019	2020
	(millions of CLP)
Audit Fees	689	864	822
Audit-Related Fees	0	0	0
Tax Fees	7	6	3
All Other Fees	16	16	10
Total Fees	712	886	835

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

Under the Chilean Corporations Act an open stock corporation must have at least one independent director (out of a minimum of seven directors) when its market capitalization reaches or exceeds UF 1.5 million (as of March 31, 2021 approximately CLP 44,092 million) and at least 12.5% of its outstanding shares with voting rights are in the possession of shareholders that individually control or possess less than 10% of such shares. In addition, the Chilean Corporations Act enumerates a number of relationships that preclude independence. Chilean law also establishes a number of principles of general applicability designed to avoid conflicts of interests and to establish standards for related party transactions. Specifically, directors elected by a group or class of shareholders have the same duties to the company and to the other shareholders as the rest of the directors, and all transactions with the company in which a director has an interest must be in the interest of and for the benefit of the company, relative in price, terms and conditions to those prevailing in the market at the time of its approval and comply with the requirements and procedures set forth in Chapter XVI of the Chilean Corporations Act. See “Item 7: Major Shareholders and Related Party Transactions”. Additionally, pursuant to the Chilean Corporations Act, as amended by Law N° 21,314 enacted on April 13, 2021, the powers and duties of the directors’ committee currently include to propose to the board of directors a general policy for managing conflicts of interest. See “Item 6: Directors, Senior Management and Employees – C. Board Practices – Directors’ Committee”.

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

Under Chilean law, the only board committee that is required is the directors’ committee (comité de directores), composed of three members, such committee having a direct responsibility to (a) review the company’s financial statements and the independent auditors’ report and issue an opinion on such financial statements and report prior to their submission for shareholders’ approval, (b) propose to the board of directors the independent accountants and the risk rating agencies, which the board must then propose to the shareholders, (c) review related party transactions, and issue a report on such transactions, (d) to propose to the board of directors a general policy for managing conflicts of interest and issue an opinion regarding the general usual practice policies established pursuant to the second paragraph of Article 147 of Chapter XVI of the Chilean Corporations Act, (e) review the managers, principal executive officers’ and employees’ compensation policies and plans; (f) to prepare an annual report of the performance of its duties, including the principal recommendations to shareholders; (g) advise the board of directors as to the suitability of retaining non-audit services from its external auditors, if the nature of such services could impair their independence; and (h) perform other duties as defined by the company’s bylaws, by a shareholders’ meeting or by the board. Requirements to be deemed an independent director are set forth in “Item 6: Directors, Senior Management and Employees – C. Board Practices – Directors’ Committee”.

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

Chilean law does not require that such corporate governance guidelines be adopted. Director responsibilities and access to management and independent advisors are directly provided for by applicable law. Director compensation is determined by the annual meeting of shareholders pursuant to applicable law. As a foreign private issuer, we may follow Chilean practices and are not required to adopt corporate governance guidelines. Pursuant to CMF rules the company is only required to disclose whether or not it has adopted corporate governance guidelines regarding, among others, the matters referred to above.

Nontheless, Law N° 21,314 enacted on April 13, 2021, which amended the Chilean Corporations Act, provides that the board of directors of the parent company of a company that is subject to CMF supervision shall establish and communicate a general policy relating to the election of directors in its subsidiaries; such policy will contain, at a minimum the information required by means of a general regulation to be issued by the CMF.

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

Manual of Information of Interest to the Market. In 2008, the SVS (currently “Comisión para el Mercado Financiero”, or “CMF”) promulgated new rules which required publicly traded companies to adopt a manual regarding disclosure of information of interest to the market, board members and executives shares transactions and blackout periods for such transactions. This manual applies to our directors, the directors of our subsidiaries, our executive officers, some of our employees which may be in possession of confidential, reserved or privileged information of interest, and to our advisors. The manual became effective on June 1, 2008. A copy of the manual regarding disclosure of information of interest to the market, as amended on March 18, 2010 and March 4, 2020, is available in our website at www.ccu.cl or www.ccuinvestor.com. The information on our website is not incorporated by reference into this annual report.

Pursuant to Law N° 21.314 enacted on April 13, 2021, which amended the Chilean Corporations Act, without prejudice to the policies adopted by each issuer, the directors, managers, administrators and principal executive officers of an issuer of publicly traded securities, as well as their spouses, cohabitants and certain close relatives (i.e. parents, father/mother in law, sisters, brothers, sisters/brothers in law), may not carry out, directly or indirectly, transactions on the securities issued by the issuer, within thirty days prior to the disclosure of the quarterly or annual financial statements of the latter. Additionally, such issuers must always publish the date on which their next financial statements will be disclosed, at least thirty days prior to such disclosure.

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

Date: April 23th, 2021

136

137

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Compañía Cervecerías Unidas S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Compañía Cervecerías Unidas S.A. and its subsidiaries (the "Company") as of December 31, 2020 and 2019 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Board of Directors and Shareholders of Compañía Cervecerías Unidas S.A.
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

Definition and Limitations of Internal Control over Financial Reporting

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Board of Directors and Shareholders of Compañía Cervecerías Unidas S.A.
3

Intangible Assets with Indefinite Useful Life (Trademarks) and Goodwill Impairment Assessment

As described in Notes 2.15, 2.16, 17 and 18 to the consolidated financial statements, the Company's consolidated intangible assets with indefinite useful life (trademarks) and goodwill balances were ThCh$ 102,648,435 and ThCh$ 117,190,763, respectively, as of December 31, 2020. During the year ended December 31, 2020, the Company recognized a goodwill impairment loss of ThCh$ 3,401,430 related to the Bolivian cash generating unit within the international business segment. Management conducts an impairment test annually or more frequently if events or changes in circumstances indicate potential impairment. An impairment loss is recognized for the amount by which the carrying amount of the cash generating unit exceeds its recoverable amount. The recoverable amount of the cash generating unit is the higher of value in use and fair value less costs to sell. The value in use is determined by management using a discounted cash flow model. Management's cash flow projections included significant judgments and assumptions relating to perpetual growth rates and discount rates.

The principal considerations for our determination that performing procedures relating to the intangible assets with indefinite useful life (trademarks) and goodwill impairment assessment is a critical audit matter are (i) the significant judgment by management when developing the value-in-use calculation of the cash generating units; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's cash flow projections and significant assumptions related perpetual growth rates and discount rates; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's intangible assets with indefinite useful life (trademarks) and goodwill impairment assessment, including controls over the valuation of the Company's cash generating units. These procedures also included, among others (i) testing management's process for developing the estimate; (ii) evaluating the appropriateness of the discounted cash flow model; (iii) testing the completeness and accuracy of underlying data used in the model; and (iv) evaluating the reasonableness of the significant assumptions used by management related to the perpetual growth rates and discount rates. Evaluating management's assumptions related to the revenue growth rates involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the cash generating units, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company's discounted cash flow model and the discount rates assumptions.

PricewaterhouseCoopers

The digital certificate is embedded in the electronic version of this document.

April 23, 2021
Santiago, Chile

We have served as the Company's auditor since at least 1992, which is when the Company became subject to SEC reporting requirements. We have not been able to determine the specific year we began serving as auditor of the Company.

INDEX

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (ASSETS)	6
CONSOLIDATED STATEMENT OF FINANCIAL POSITION (LIABILITIES AND EQUITY)	7
CONSOLIDATED STATEMENT OF INCOME	8
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	9
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	10
CONSOLIDATED STATEMENT OF CASH FLOW	11
Note 1 General Information	12
Note 2 Summary of significant accounting policies	28
2.1 Basis of preparation	28
2.2 Basis of consolidation	28
2.3 Financial information as per operating segments	29
2.4 Foreign currency and adjustment units	30
2.5 Cash and cash equivalents	32
2.6 Other financial assets	32
2.7 Financial instruments	32
2.8 Financial asset impairment	34
2.9 Inventories	35
2.10 Current biological assets	35
2.11 Other non-financial assets	35
2.12 Property, plant and equipment	35
2.13 Leases	36
2.14 Investment properties assets	36
2.15 Intangible assets other than goodwill	37
2.16 Goodwill	37
2.17 Impairment of non-financial assets other than goodwill	38
2.18 Non-current assets of disposal groups classified as held for sale	38
2.19 Income taxes	38
2.20 Employees benefits	39
2.21 Provisions	39
2.22 Revenue recognition	39
2.23 Commercial agreements with distributors and supermarket chains	40
2.24 Cost of sales of products	40
2.25 Other incomes by function	40
2.26 Other expenses by function	40
2.27 Distribution expenses	40
2.28 Administrative expenses	41
2.29 Environment liabilities	41
Note 3 Estimates and application of professional judgment	41
Note 4 Accounting changes	42
Note 5 Risk Administration	42
Note 6 Financial Information as per operating segments	49
Note 7 Financial Instruments	57
Note 8 Cash and cash equivalents	63
Note 9 Other non-financial assets	71
Note 10 Trade and other receivables	72

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Financial Position (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

ASSETS	Notes	As of December 31, 2020	As of December 31, 2019
		ThCh$	ThCh$
Current assets
Cash and cash equivalents	8	396,389,016	196,369,224
Other financial assets	7	12,212,588	9,815,358
Other non-financial assets	9	15,278,558	22,395,591
Trade and other current receivables	10	275,387,923	300,013,940
Accounts receivable from related parties	11	5,313,079	3,278,685
Inventories	12	231,843,261	232,434,461
Biological assets	13	10,595,029	9,459,071
Tax receivable	25	10,865,347	15,132,290
Total current assets other than non-current assets of disposal groups classified as held for sale		957,884,801	788,898,620
Non-current assets of disposal groups classified as held for sale	14	2,121,327	383,138
Total Non-current assets of disposal groups classified as held for sale		2,121,327	383,138
Total current assets		960,006,128	789,281,758

Non-current assets
Other financial assets	7	11,953,435	4,670,538
Other non-financial assets	9	8,479,668	7,042,297
Trade and other non-current receivables	10	1,860,635	3,224,627
Accounts receivable from related parties	11	132,555	118,122
Investments accounted for using equity method	16	131,106,785	136,098,062
Intangible assets other than goodwill	17	128,257,441	125,618,666
Goodwill	18	117,190,763	124,955,438
Property, plant and equipment (net)	19	1,082,515,880	1,071,730,034
Investment property	20	7,705,942	8,313,274
Right of use assets	22	25,079,352	25,804,121
Deferred tax assets	25	51,044,712	54,528,648
Non-current tax receivable	25	3,236	2,305,129
Total non-current assets		1,565,330,404	1,564,408,956
Total Assets		2,525,336,532	2,353,690,714

F-6

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Financial Position (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

LIABILITIES AND EQUITY	Notes	As of December 31, 2020	As of December 31, 2019
LIABILITIES		ThCh$	ThCh$
Current liabilities
Other financial liabilities	21	69,129,474	63,528,631
Current lease liabilities	22	4,934,639	4,857,097
Trade and other current payables	23	324,521,077	306,655,558
Accounts payable to related parties	11	18,432,354	8,979,434
Other current provisions	24	2,984,518	3,040,930
Current tax liabilities	25	21,251,222	20,504,374
Provisions for employee benefits	26	39,900,588	27,356,205
Other non-financial liabilities	27	40,370,214	48,359,767
Total current liabilities		521,524,086	483,281,996
Non-current liabilities
Other financial liabilities	21	412,876,856	233,556,029
Non-current lease liabilities	22	27,200,272	28,213,259
Trade and other non-current payables	23	19,875	26,550
Other non-current provisions	24	488,465	531,961
Deferred tax liabilities	25	118,729,946	131,582,558
Provisions for employee benefits	26	35,678,357	33,571,138
Total non-current liabilities		594,993,771	427,481,495
Total liabilities		1,116,517,857	910,763,491

EQUITY
Equity attributable to equity holders of the parent	28
Paid-in capital		562,693,346	562,693,346
Other reserves		(187,924,176)	(137,502,529)
Retained earnings		921,805,285	902,863,353
Total equity attributable to equity holders of the parent		1,296,574,455	1,328,054,170
Non-controlling interests	29	112,244,220	114,873,053
Total Shareholders' Equity		1,408,818,675	1,442,927,223
Total Liabilities and Shareholders' Equity		2,525,336,532	2,353,690,714

F-7

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Income (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF INCOME

CONSOLIDATED STATEMENT OF INCOME	Notes	For the years ended December 31,
		2020	2019	2018
		ThCh$	ThCh$	ThCh$
Net sales	6	1,857,593,678	1,822,540,697	1,783,282,337
Cost of sales	30	(984,035,922)	(908,318,190)	(860,011,392)
Gross margin		873,557,756	914,222,507	923,270,945
Other income by function	31	19,295,892	22,584,710	228,455,054
Distribution costs	30	(337,101,549)	(327,543,973)	(314,391,183)
Administrative expenses	30	(138,811,668)	(136,975,243)	(152,376,458)
Other expenses by function	30	(230,349,566)	(241,479,749)	(216,236,609)
Other gains (losses)	32	(11,410,085)	3,156,799	4,029,627
Income from operational activities		175,180,780	233,965,051	472,751,376
Finance income	33	3,451,143	13,117,641	15,794,456
Finance costs	33	(28,714,063)	(27,720,203)	(23,560,662)
Share of net loss of joint ventures and associates accounted for using the equity method	16	(8,437,209)	(16,431,759)	(10,815,520)
Gains (losses) on exchange differences	33	2,551,823	(9,054,155)	3,299,657
Result as per adjustment units	33	(429,198)	(8,255,001)	742,041
Income before taxes		143,603,276	185,621,574	458,211,348
Income tax expense	25	(35,408,420)	(39,975,914)	(136,126,817)
Net income of year		108,194,856	145,645,660	322,084,531

Net income attributable to:
Equity holders of the parent		96,152,272	130,141,692	306,890,792
Non-controlling interests	29	12,042,584	15,503,968	15,193,739
Net income of year		108,194,856	145,645,660	322,084,531
Basic earnings per share (Chilean pesos) from:
Continuing operations		260.22	352.21	830.55
Diluted earnings per share (Chilean pesos) from:
Continuing operations		260.22	352.21	830.55

F-8

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Comprehensive Income (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	Notes	For the years ended December 31,
		2020	2019	2018
		ThCh$	ThCh$	ThCh$
Net income of year		108,194,856	145,645,660	322,084,531
Other comprehensive income
Components of other comprehensive income that will not be reclassified to income for the year, before taxes
Gains (losses) from defined benefit plans	28	(1,859,692)	(4,127,305)	(1,263,781)
Other comprehensive income that will not be reclassified to income for the year, before taxes		(1,859,692)	(4,127,305)	(1,263,781)
Components of other comprehensive income that will be reclassified to income for the year, before taxes
Gains (losses) on exchange differences on translation	28	(55,220,514)	17,077,670	37,990,079
Gains (losses) on cash flow hedges	28	4,068,855	345,986	63,008
Other comprehensive income that will be reclassified to income for the year, before taxes		(51,151,659)	17,423,656	38,053,087
Other comprehensive income, before tax		(53,011,351)	13,296,351	36,789,306
Income taxes related to components of other comprehensive income that will not be reclassified to income for the year
Income tax relating to defined benefit plans	28	488,246	1,107,699	339,533
Income taxes related to components of other comprehensive income that will not be reclassified to income for the year		488,246	1,107,699	339,533
Income taxes related to components of other comprehensive income that will be reclassified to income for the year
Income tax relating to cash flow hedges	28	(1,098,591)	(93,416)	(16,196)
Income taxes related to components of other comprehensive income that will be reclassified to income for the year		(1,098,591)	(93,416)	(16,196)
Total other comprehensive income and expense		(53,621,696)	14,310,634	37,112,643
Comprehensive income (expense)		54,573,160	159,956,294	359,197,174
Comprehensive income (expense) attributable to:
Equity holders of the parent		45,778,810	143,626,508	341,548,106
Non-controlling interests		8,794,350	16,329,786	17,649,068
Total Comprehensive income (expense)		54,573,160	159,956,294	359,197,174

.

F-9

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Changes in Equity (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

STATEMENT OF CHANGES IN EQUITY	Paid in capital	Other reserves				Total other reservations	Retained earnings	Equity attributable to equity holders of the parent	Non-controlling interests	Total Shareholders' Equity
	Common Stock	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Other reserves
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balanced as of January 1, 2018	562,693,346	(153,541,761)	28,244	(3,958,511)	(20,603,251)	(178,075,279)	716,458,990	1,101,077,057	125,751,551	1,226,828,608
Increase (decrease) due to changes in accounting policies (5)	-	-	-	-	-	-	(126,722)	(126,722)	(9,054)	(135,776)
Changes
Final dividends (1)	-	-	-	-	-	-	(1,296,076)	(1,296,076)	-	(1,296,076)
Interim dividends (2)	-	-	-	-	-	-	(51,730,402)	(51,730,402)	-	(51,730,402)
Interim dividends according to policy (4)	-	-	-	-	-	-	(101,714,994)	(101,714,994)	-	(101,714,994)
Other increase (decrease) in Equity (5)	-	-	-	-	-	-	-	-	(7,374,653)	(7,374,653)
Effects business combination (6)	-	-	-	-	-	-	-	-	6,755,102	6,755,102
Total comprehensive income (expense) (7)	-	35,487,433	51,944	(882,063)	-	34,657,314	306,890,792	341,548,106	17,649,068	359,197,174
Increase (decrease) through changes in ownership interests in subsidiaries (8)	-	-	-	-	(7,630,261)	(7,630,261)	-	(7,630,261)	(33,782,779)	(41,413,040)
Total changes in equity	-	35,487,433	51,944	(882,063)	(7,630,261)	27,027,053	152,149,320	179,176,373	(16,753,262)	162,423,111
AS OF DECEMBER 31, 2018	562,693,346	(118,054,328)	80,188	(4,840,574)	(28,233,512)	(151,048,226)	868,481,588	1,280,126,708	108,989,235	1,389,115,943
Balanced as of January 1, 2019	562,693,346	(118,054,328)	80,188	(4,840,574)	(28,233,512)	(151,048,226)	868,481,588	1,280,126,708	108,989,235	1,389,115,943
Changes
Final dividends (1)	-	-	-	-	-	-	(30,689,081)	(30,689,081)	-	(30,689,081)
Interim dividends (3)	-	-	-	-	-	-	(27,712,715)	(27,712,715)	-	(27,712,715)
Interim dividends according to policy (4)	-	-	-	-	-	-	(37,358,131)	(37,358,131)	-	(37,358,131)
Other increase (decrease) in Equity (5)	-	-	-	-	-	-	-	-	(11,918,592)	(11,918,592)
Effects business combination (6)	-	-	-	-	60,881	60,881	-	60,881	639,893	700,774
Total comprehensive income (expense) (7)	-	16,122,893	249,503	(2,887,580)	-	13,484,816	130,141,692	143,626,508	16,329,786	159,956,294
Increase (decrease) through changes in ownership interests in subsidiaries (9)	-	-	-	-	-	-	-	-	832,731	832,731
Total changes in equity	-	16,122,893	249,503	(2,887,580)	60,881	13,545,697	34,381,765	47,927,462	5,883,818	53,811,280
AS OF DECEMBER 31, 2019	562,693,346	(101,931,435)	329,691	(7,728,154)	(28,172,631)	(137,502,529)	902,863,353	1,328,054,170	114,873,053	1,442,927,223
Balanced as of January 1, 2020	562,693,346	(101,931,435)	329,691	(7,728,154)	(28,172,631)	(137,502,529)	902,863,353	1,328,054,170	114,873,053	1,442,927,223
Changes
Final dividends (1)	-	-	-	-	-	-	(29,134,204)	(29,134,204)	-	(29,134,204)
Interim dividends (3)	-	-	-	-	-	-	(20,692,161)	(20,692,161)	-	(20,692,161)
Interim dividends according to policy (4)	-	-	-	-	-	-	(27,383,975)	(27,383,975)	-	(27,383,975)
Other increase (decrease) in Equity (5)	-	-	-	-	-	-	-	-	(12,093,177)	(12,093,177)
Effects business combination (6)	-	-	-	-	-	-	-	-	573,955	573,955
Total comprehensive income (expense) (7)	-	(52,043,623)	2,968,182	(1,298,021)	-	(50,373,462)	96,152,272	45,778,810	8,794,350	54,573,160
Increase (decrease) through changes in ownership interests in subsidiaries (10)	-	-	-	-	(48,185)	(48,185)	-	(48,185)	96,039	47,854
Total changes in equity	-	(52,043,623)	2,968,182	(1,298,021)	(48,185)	(50,421,647)	18,941,932	(31,479,715)	(2,628,833)	(34,108,548)
AS OF DECEMBER 31, 2020	562,693,346	(153,975,058)	3,297,873	(9,026,175)	(28,220,816)	(187,924,176)	921,805,285	1,296,574,455	112,244,220	1,408,818,675

(1)	Corresponds to the differences between the final dividend and CCU’s policy of distributing a minimum dividend of at least 50% of income (Note 28 - Common Shareholders’ Equity).
(2)	Related to dividends declared as of December and paid during January of the following year, as agreed by the Board of Directors.
(3)	Corresponds to Interim dividends that were paid on December 26, 2019 and on December 30, 2020 as agreed by the Board of Directors.
(4)	Corresponds to the differences between CCU’s policy to distribute a minimum dividend of at least 50% of the income (Note 28- Common Shareholders’ Equity) and the interim dividends declared or payed as of December 31 of each year.
(5)	Mainly related to dividends to Non-controlling interest.
(6)	See Note 15 – Business combinations. For the year 2018, letter a) y b); 2019 letter d) and for 2020 letter e).
(7)	See Note 28 - Common Shareholders’ Equity.
(8)	Mainly related to the acquisition of an additional interest of VSPT, through the subsidiary CCU Inversiones S.A. for an amount of ThCh$ 49,222,782 with a carrying amount of ThCh$ 36,165,735, which generated, at CCU's consolidated level, a decrease in Other reserves of ThCh$ 13,054,114 on January 29, 2018. Additionally, on December 17, 2018 the joint venture Foods Compañía de Alimentos CCU S.A. (“Foods”) and subsidiary CCU Inversiones S.A. sold the property over Alimentos Nutrabien S.A.generating an effect in Other reserves of ThCh $ 5,426,209 (Note 28 - Common Shareholders’ Equity).
(9)	See Note 1 – General information, letter D, number (4).
(10)	See Note 1 – General information, letter D, number (13) and (16).
F-10

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Cash Flow (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF CASH FLOW

CONSOLIDATED STATEMENT OF CASH FLOW	Notes	For the years ended as of December 31,
		2020	2019	2018
		ThCh$	ThCh$	ThCh$
Cash flows from operating activities
Classes of cash receipts from operating activities:
Proceeds from goods sold and services rendered		2,330,736,906	2,398,342,913	2,063,846,199
Other proceeds from operating activities	31	28,546,743	34,857,922	211,980,184
Classes of cash payments from operating activities:
Payments of operating activities		(1,469,361,333)	(1,548,279,410)	(1,308,662,407)
Payments of salaries		(248,429,890)	(240,710,775)	(202,182,968)
Other payments for operating activities		(312,075,275)	(302,964,849)	(282,794,912)
Cash flow from (used in) operations		329,417,151	341,245,801	482,186,096
Dividends received		656,445	428,681	374,208
Interest paid		(21,975,481)	(24,943,412)	(17,691,156)
Interest received		2,106,264	13,053,176	13,627,809
Income tax paid		(43,031,710)	(93,733,867)	(35,068,401)
Other cash movements	32	13,496,844	6,269,666	(14,115,425)
Net cash inflow from operating activities		280,669,513	242,320,045	429,313,131

Cash flows from investing activities
Cash flows used to obtain control of subsidiaries or other businesses	8	(1,028,076)	(8,652,268)	(5,819,495)
Cash receipts from related entities		29,702	-	-
Proceeds from the sale of interests in joint ventures	10	1,273,947	1,240,461	-
Other payments to acquire interests in joint ventures	8	(19,287,372)	(13,549,638)	(59,505,559)
Proceeds from sales of property, plan and equipment		392,213	6,049,705	1,064,516
Purchase of property, plant and equipment		(117,013,658)	(134,668,653)	(128,366,525)
Purchases of intangibles assets		(5,773,071)	(5,819,196)	(3,073,897)
Proceeds from other long term assets classified as investing activities	16	-	11,200,000	-
Other cash movements		861,168	13,863	(3,301,141)
Net cash (outflow) from investing activities		(140,545,147)	(144,185,726)	(199,002,101)

Cash flows from financing activities
Proceeds from changes in ownership interests in subsidiaries that do not result in loss of control	8	(86,912)	-	(49,222,782)
Proceeds from long-term loans and bonds		196,786,489	25,641,701	91,326,177
Proceeds from short-term loans and bonds		72,550,018	25,347,785	92,681,410
Total proceeds from loans and bonds		269,336,507	50,989,486	184,007,587
Loan form related entities		10,000	-	-
Loan and bonds payments		(95,956,307)	(27,049,506)	(112,665,293)
Payments of lease liabilities		(6,857,420)	(6,416,902)	(1,077,462)
Payments of loan from related parties		(10,000)	-	-
Dividends paid		(102,135,646)	(218,035,429)	(74,825,181)
Other cash movements		449,333	1,092,190	819,269
Net cash inflow (outflow) from financing activities		64,749,555	(199,420,161)	(52,963,862)

Net increase (decrease) in cash and cash equivalents		204,873,921	(101,285,842)	177,347,168
Effects of exchange rate changes on cash and cash equivalents		(4,854,129)	(21,358,984)	(28,377,720)
Increase (decrease) in cash and cash equivalents		200,019,792	(122,644,826)	148,969,448

Cash and cash equivalents at beginning of the year		196,369,224	319,014,050	170,044,602
Cash and cash equivalents at end of the year	8	396,389,016	196,369,224	319,014,050
F-11

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Note 1 General Information

A)	Company information

Compañía Cervecerías Unidas S.A. (hereinafter also “CCU”, “the Company” or “the Parent Company”) was incorporated in Chile as an open stock company, and is registered in the Securities Registry of the Comisión para el Mercado Financiero (CMF) under Nº 0007, and consequently, the Company is overseen by the CMF. The Company’s shares are traded in Chile on the Santiago Stock Exchange and Electronic Stock Exchange. The Company is also registered with the United States of America Securities and Exchange Commission (SEC) and its American Depositary Shares (ADS)’s are traded in the New York Stock Exchange (NYSE). There was an amendment to the Deposit Agreement dated December 3, 2012, between the Company, JP Morgan Chase Bank, NA and all holders of ADRs, whereby there was a change in the ADS ratio from 5 common shares for each ADS to 2 common shares for each ADS, effective as of December 20, 2012.

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

As of December 31, 2020 the Company had a total 9,051 employees detailed as follows:

	Number of employes
	Parent company	Consolidated
Senior Executives	10	14
Managers and Deputy Managers	90	451
Other workers	318	8,586
Total	418	9,051

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

The figures in the Consolidated Statement of Financial Position and their explanatory notes are presented compared to the previous year (2019) and the Consolidated Statement of Income, Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Equity, Consolidated Statement of Cash Flows and their explanatory notes are presented compared with 2019 and 2018.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Subsidiaries whose functional currencies are not the Chilean peso and are not a currency from a country which economy has been classified as hyperinflationary, have converted their financial statement from their functional currency to the Group’s presentation currency, which is the Chilean peso. The following exchange rates have been used: for the Consolidated Statement of Financial Position and the Consolidated Statement of Changes in Equity, net at the year-end exchange rate, and for the Consolidated Statements of Income, Consolidated Statements of Comprehensive Income and the Consolidated Statement of Cash Flows at the transaction date exchange rate or at the average monthly exchange rate, as appropriate. For consolidation purposes, the assets and liabilities of subsidiaries whose functional currency is different from the Chilean peso, are translated into Chilean pesos using the exchange rates prevailing at the date of the Consolidated Financial Statements while the Gains (losses) on exchange differences caused by the conversion of assets and liabilities are recorded in the Conversion Reserves account under Other equity reserves. Income, costs and expenses are translated at the average monthly exchange rate for the respective periods. These exchange rates have not undergone significant fluctuations during the year, with the exception of subsidiaries in hyperinflationary economies. (See Note 2 –Summary of significant accounting policies, (2.4)).

Covid-19 Pandemic

With respect to the COVID-19 pandemic, as of the date of this report, we continue selling, producing and distributing our products, in all of our business operations. Since the COVID-19 was declared a pandemic in March 2020 by the World Health Organization, we have implemented a regional plan in the countries where we operate with three priorities: the health and safety of all our workers and the people we interact with, the continuity of our operations, and the financial health of the Company. To achieve these objectives, we established seven Corporate Covid Protocols in all our facilities, we have fully met the measures dictated by the authorities, actively promoted preventive and self-care measures to our workers and we allowed home-office for thousands of people, when it was possible. All of the measures, allowed us to maintain a safe work environment, being essential to balance the safety of the people and to continue supplying our customers and consumers with our products without interruption.

Along with the above, the Company has developed several initiatives for the benefit of the community which it interacts with, based on innovation, using its facilities, raw materials and production processes to develop protection supplies against the virus. Some of the initiatives were the donation of hand sanitizer and disinfectant alcohol to the Ministry of Health in Chile, the donation of face shields and acrylic protectors to our clients, the coordination of an humanitarian flight to return Chilean and Colombian citizens to their country, food and health supply donations, and street sanitation in the communities near our operating centers among others.

Regarding the financial health of the Company, before the beginning of the pandemic, CCU had a solid financial position with a healthy balance sheet with low financial debt, this condition has allowed us to access the local financial market to obtain the necessary financing to provide continuity to its medium and long-term plans, and if necessary, it would allow us to access the international market. The latter can be noted in a decrease of around 12% of the net financial debt (compare with 2019), which was mainly due to a contraction in our Cash inflow from operating activities excluding Income tax paid and the optimization of working capital.

In terms of Net income attributable to the equity holders of the parent (a decreased of 26.1% versus 2019), its contraction was mainly due to the devaluation of the CLP and ARS currencies against the USD, affecting costs indexed to USD and negative currency translation effects. However, there was an impact on financial results due to the pandemic, which negatively affected higher margin consumer occasions, through distribution channels and packaging formats. The, latter although it was limited and it has been diminished in recent months, it cannot be ruled out that it will deepen in 2021 as a result of a possible resurgence of the Covid-19 outbreak.

B)	Brands and licensing

In Chile, its portfolio of brands in the beer category consists of its own CCU brands, international licensing brands, and distribution of Craft brands. CCU’s own brands correspond to national products produced, marketed, and distributed by Cervecería CCU which include the following brands among others; Cristal, Escudo, Royal Guard, Morenita, Dorada, Andes, Bavaria, and Stones in its Lemon, Maracuyá and Guaraná, and Red Citrus varieties. The international licensing brands are mostly produced while others are imported. All are marketed and distributed by Cervecería CCU including among others, Heineken, Sol, Coors and Blue Moon brands. The Craft brands of beers (Austral, Polar Imperial, Patagonia, Kunstmann, Szot, Guayacán, D´olbek and Mahina) are created and mostly produced in their original breweries and in partnership with Cervecera CCU marketed and distributed by the Company.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

In the Chile operating segment, in the non-alcoholic beverage’s category, CCU has the Bilz, Pap, Kem, Kem Xtreme, Nobis, Pop, Cachantun, Mas, Mas Woman and Porvenir brands. In the HOD category, CCU has the Manantial brand. The Company, directly or through its subsidiaries, has licensing agreements with Pepsi, 7up, Mirinda, Gatorade, Adrenaline Red, Lipton Ice Tea, Crush, Canada Dry Limón Soda, Canada Dry Ginger Ale, Canada Dry Agua Tónica, Nestlé Pure Life, Watt’s, Watt´s Selección and Frugo. In Chile, CCU is the exclusive distributor of the Red Bull energy drink and Perrier water. Through a joint venture it also has its own brands, Sprim and Fructus and a license for the Vivo and Caricia brands.

Additionally, in the Chile operating segment, in the pisco and cocktails categories, CCU owns the Mistral, Tres Erres, Campanario, Horcón Quemado, Control Valle del Encanto, Espíritu de los Andes, La Serena, Iceberg, Hard Fresh, Ruta Cocktail, Sabor Andino Sour, Sol de Cuba, brands, together with the respective line extensions, as applicable. In the rum category, the Company owns the Sierra Morena (and their extensions) and Cabo Viejo brands. In the liquor category, the Company has the Kantal, Fehrenberg and Barsol brands and is the exclusive distributor in Chile of Pernod Ricard in the traditional channel. Finally, in the cider category, the Company owns the Cygan brand.

On August 8th 2019 CCU announced that its subsidiary Compañía Pisquera de Chile S.A. (CPCh) acting through out Inversiones Internacionales SpA. and International Spirits Investments USA LLC, have communicated to LDLM Investment LLC their decision to initiate the sell of its whole participation in Americas Distilling Investment LLC (“ADI”) which amount to 40%. ADI is the owner of the Peruvian Company Bodega San Isidro S.R.L. (“B.S.I”) and the Barsol brand.

In Argentina, CCU produces beer in its plants located in Salta, Santa Fe and Luján. Its main brands are Schneider, Imperial, Palermo, Bieckert, Santa Fé, Salta, Córdoba, Isenbeck, Diosa, Norte, Iguana and Báltica. At the same time it is the holder of exclusive license for the production and marketing of Miller, Heineken, Amstel, Sol, Warsteiner and Grolsch. CCU also imports Kunstmann and Blue Moon brands, and exports beer to different countries, mainly under the Schneider, Heineken and Imperial brands. Besides, participates in the cider business, with control of Saenz Briones, marketing the leading market brands “Sidra Real”, “La Victoria” and “1888”. Also participates in the spirits business, which are market under El Abuelo brand, in addition of importing pisco from Chile, as well as also sells and distributes of Eugenio Bustos and La Celia. Since June 2019 has incorporated to its wine portfolio Colon and Graffina brands belonging to Finca La Celia (subsidiary in Argentina of the Chilean subsidiary Viña San Pedro de Tarapacá S.A. (VSPT)). (See Note 1 - General information letter D) number (9)).

In the Wine Operating Segment, CCU through its subsidiary VSPT has an extensive portfolio of wine brands produced by the eight wineries that make up the group. Among them are: Altaïr, Cabo de Hornos, Sideral, 1865, Castillo de Molina, Epica, Gato (in domestic market) and GatoNegro (in export market) from Viña San Pedro, the Reserva and Gran Reserva lines of Viña Tarapacá and its Blue and Black labels; Viña Leyda in its Reserva, Single Vineyard and Lot series; Misiones de Rengo Varietal, Reserva, Cuvée, Gran Reserva Black and its Sparkling line; in addition to Alpaca, Reservado and Siglo de Oro Reserva de Viña Santa Helena; and in the sparkling category, Viñamar in its expressions Traditional Method, Extra Brut, Rosé, Moscato, Brut, Unique Brut, Unique Moscato, ICE and Zero Dealcoholized, and, finally, Manquehuito in the coolers category. In Argentina, the brands La Celia, Graffigna, Colón and Santa Silvia acquired in May 2019, as indicated in the previous paragraph.

In Uruguay, the Company participates in the mineral water business with the Nativa Mas and Nix brands, soft drinks with the Nix brand and nectars with Watt's brand, in isotonic drinks with the FullSport brand and energy drinks with the Thor brand. In addition, it sells imported beer under the Heineken, Schneider, Imperial, Escudo Silver, Kuntsmann nad Miller brands. Recently the wine category, with Misiones de Rengo, Eugenio Bustos and La Celia brands were launched.

In Paraguay, the Company participates in the non-alcoholic and alcoholic drinks business. Its portfolio of non-alcoholic brands consists of Pulp, Watt's, Puro Sol, La Fuente and the FullSport isotonic drinks. These brands include our own licensed and imported brands. The Company in the alcoholic drinks business is the owner of Sajonia beer brand and imports Heineken, Amstel, Paulaner, Sol, and Kunstmann brands. Since January 2020, they opened a wine category with brands Misiones de Rengo and La Celia.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Since November 2014 in Colombia, CCU participated in the beer business through its joint venture with Central Cervecera de Colombia S.A.S. (CCC). CCC has an exclusive licensing contract for importing, distributing, and producing Heineken beer in Colombia. In October 2015, Coors and Coors Light brands were incorporated into CCC’s brand portfolio through licensing contracts for the production and/or marketing of them. This licence was extended only until December 2019. As of December 2015, Artesanos de Cerveza’s company was acquired together with its Brand “Tres Cordilleras”. As of April and July of 2016, the Tecate and Sol brands were incorporated respectively with a licensing contract to produce and/or market them. During April 2017, the Miller and Miller Genuine Draft (MGD) brands were incorporated with a licensing contract to produce and market them. As of February 2019, the local Andina brand was launched. As of July 2019, the local production of the Tecate brand began and the launch of Natu Malta (alcohol-free product based on malt) was made. Furthermore, since October 2019, Colombia started to import and market the Kunstmann brand. Finally at the end of 2019, CCC started with the local production of Heineken beer.

In Bolivia, as of May 2014, CCU participates in the non-alcoholic and alcoholic beverages business through its subsidiary Bebidas Bolivianas BBO S.A. (BBO). Within the portfolio of non-alcoholic beverages, BBO has the Mendocina, Free cola, Sinalco, Real, and Natur-all brands. These brands include their own and licensed brands. On the other hand, the alcoholic beverages include Real, Capital, and Cordillera brands. Aditionally, BBO markets the imported beer Kunstmann and Heineken brands.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

The described licenses are detailed as follows:

Main brands under license
Licenses	Validity Date
Aberlour, Absolut, Ballantine's, Beefeater, Blender´s Pride, Borzoi, Chivas Reagal, Cuvee MUMM, Dubonnet, Elyx, G.H. MUMM, Havana Club, Jameson, Kahlúa, Level, Long John, Longmorn, Malibu, Martell, Olmeca, Orloff, Passport, Pernod, Perrier Jouet, Ricard, Royale Salute, Sandeman, Scapa, Strathisla, The Glenlivet, Wyborowa, 100 Pipers, in Chile (1)	June 2027
Adrenaline, Adrenaline Rush (9)	February 2028
Amstel in Argentina (2)	July 2022
Amstel in Paraguay (1)	September 2024
Austral in Chile (4)	July 2022
Blue Moon in Chile (5)	December 2021
Coors in Chile (6)	December 2025
Crush, Canada Dry (Ginger Ale, Agua Tónica and Limón Soda) in Chile (7)	December 2023
Frugo in Chile	Indefinitely
Gatorade in Chile (8)	December 2043
Grolsch in Argentina	May 2028
Heineken in Bolivia (9)	December 2024
Heineken in Chile, Argentina and Uruguay (10)	10 years renewables
Heineken in Colombia (11)	March 2028
Heineken in Paraguay (1)	May 2023
Kunstmann in Colombia (1)	July 2022
Mas in Uruguay (16)	December 2028
Miller in Argentina (11)	December 2026
Miller and Miller Genuine Draft in Colombia (14)	December 2026
Nestlé Pure Life in Chile (7)	December 2022
Patagonia in Chile	Indefinitely
Paulaner in Paraguay	April 2022
Pepsi, Seven Up and Mirinda in Chile	December 2043
Polar Imperial in Chile	Indefinitely
Red Bull in Chile (12)	Indefinitely
Schneider in Paraguay	May 2023
Sol in Chile and Argentina (10)	10 years renewables
Sol in Colombia (3)	March 2028
Sol in Paraguay	January 2023
Té Lipton in Chile	December 2030
Tecate in Colombia (3)	March 2028
Warsteiner in Argentina (15)	May 2028
Watt´s in Uruguay	99 years
Watt's (nectars, fruit-based drinks and other) rigid packaging, except carton in Chile	Indefinitely
Watt's in Paraguay (13)	July 2026

(1)	Renewable for successive periods of 3 years.
(2)	After the initial termination date, license is automatically renewed under the same conditions (Rolling Contract), each year for a period of 10 years, unless notice of non-renewal is given.
(3)	The contract will remain in effect as long as the Heineken license agreeemente for Colombia remains in force.
(4)	Renewable for periods of two years, subject to the compliance of the contract conditions
(5)	If Renewal criteria have benn satisfied, renewable through December, 2025, thereafter shall automatically renew every year for a new term of 5 years (Rolling Contract).
(6)	After the initial termination date, license is automatically renewed under the same conditions (Rolling Contract), each year for a period of 5 years, subject to the compliance of the contract conditions.
(7)	License renewable for periods of 5 years, subject to the compliance of the contract conditions.
(8)	License was renewed for a period equal to the duration of the Shareholders Agreement of Bebidas CCU-PepsiCo SpA.
(9)	License for 10 years, automatically renewable for periods of 5 years, unless notice of non-renewal.
(10)	License for 10 years, automatically renewable on the same terms (Rolling Contract), each year for a period of 10 years, unless notice of non-renewal is given.
(11)	After the initial termination date, License is automatically renewable each year for a period of 5 years (Rolling Contract), unless notice of non-renewal is given.
(12)	Indefinite contract, notice of termination 6 months in advance.
(13)	Sub-license is renewed automatically and successively for two periods of 5 years each, subject to the terms and conditions stipulated in the International Sub-license agreement of December 28, 2018 between Promarca Internacional Paraguay S.R.L. and Bebidas del Paraguay S.A.
(14)	License renewable for one period of 5 years, subject to the compliance of the contract conditions.
(15)	Prior to the expiration of the term, the parties will negotiate its renewal for another 5 years.
(16)	Renewable contract for successive periods of 10 years.
F-16

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

C)	Early termination Budweiser license

The general aspects of the transaction are described below:

a)	Description of the Transaction.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

As a consequence of the closing of the Transaction:

b.1)	CCU-A early terminated the license agreement with ABI in Argentina for the brand “Budweiser”.

b.2)	CCU-A received a payment from ABI of US$ 306,000,000, equivalents to ThCh$ 185,648,399 before taxes (See Note 31 – Other income by function).

b.3)	ABI transferred to CCU-A (i) the ownership of the Isenbeck and Diosa brands and certain assets related to said brands (not including the production plant owned by Cervecería Argentina S.A. Isenbeck, nor the contracts with its employees and/or distributors, nor the transfer of any liabilities of said entity); and (ii) ownership of the following registered trademarks in Argentina: Norte, Iguana and Báltica. The five brands mentioned above were valued at US$ 44,044,000, equivalents to ThCh$ 26,721,236 (See Note 17 – Intangible assets other than goodwill and Note 31 – Other income by function).

As of December 31, 2018, the net effect of the aforementioned compensations generated in the consolidated results of Compañía Cervecerías Unidas S.A. and subsidiaries a Net income attributable to the equity holders of the parent of ThCh$ 157,358,973 shown in (See Note 6 – Financial information as per operating segments).

b.4)	CCU-A was granted the licenses of the Warsteiner and Grolsch brands for the Argentine territory (these brands, together with Isenbeck, Diosa, Norte, Iguana and Báltica, the “Brands”);

b.5)	CCU-A received an ABI payment of US$ 10,000,000, equivalents to ThCh$ 6,109,800, before taxes, for the production of Budweiser of one year, which will be reflected in results under Other income by function as performance obligations are met, for which US$ 3,548,372 for the year ended December 31, 2019 and US$ 6,451,628 for the year ended December 31, 2018 equivalents to ThCh$ 2,581,452 in 2019 and ThCh$ 4,840,167 in 2018 were reflected in results under Other income by function; and

b.6)	CCUA will receive from ABI annual payments of up to US$ 28,000,000, equivalents to ThCh$ 17,107,440, before taxes, for a period of up to three years, depending on the volume and the timing of the transition to CCU-A of the production and/or commercialization of the Brands, which will be reflected in the results, under Net sales, Other incomes, Cost of sales and MSD&A, as the performance obligations are met, of which for the year ended December 31, 2020 the Company recognized in results an amount of US$ 18,459,185 (US$ 21,372,012 for the year ended December 31, 2019 and US$ 19,802,868 for the year ended December 31, 2018) equivalents to ThCh$ 13,123,558 (ThCh$ 16,002,081 in 2019 and ThCh$ 14,251,811 in 2018).

This transaction did not result in impairment of the productive assets of the Company.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020
D)	Direct and indirect significant subsidiaries

The consolidated financial statements include the following direct and indirect subsidiaries where the percentage of participation represents the economic interest at a consolidated level:

Subsidiary	Tax ID	Country of origin	Functional currency	Share percentage direct and indirect
				As of December 31, 2020			As of December 31, 2019
				Direct %	Indirect %	Total %	Total %
Aguas CCU-Nestlé Chile S.A.	76,007,212-5	Chile	Chilean Pesos	-	50.0917	50.0917	50.0917
Cervecera Guayacán SpA. (***) (5)	76,035,409-0	Chile	Chilean Pesos	-	25.0006	25.0006	25.0006
CRECCU S.A.	76,041,227-9	Chile	Chilean Pesos	99.9602	0.0398	100.0000	100.0000
Cervecería Belga de la Patagonia S.A. (***)	76,077,848-6	Chile	Chilean Pesos	-	25.5034	25.5034	25.5034
Inversiones Invex CCU Dos Ltda.	76,126,311-0	Chile	Chilean Pesos	99.8516	0.1484	100.0000	100.0000
Inversiones Invex CCU Tres Ltda. (19)	76,248,389-0	Chile	Chilean Pesos	99.9999	0.0001	100.0000	100.0000
Bebidas CCU-PepsiCo SpA. (***)	76,337,371-1	Chile	Chilean Pesos	-	49.9888	49.9888	49.9888
CCU Inversiones II Ltda. (8)	76,349,531-0	Chile	US Dollar	99.7811	0.2189	100.0000	100.0000
Cervecería Szot SpA. (***) (13)	76,481,675-7	Chile	Chilean Pesos	-	25.0006	25.0006	25.0009
Bebidas Carozzi CCU SpA. (***)	76,497,609-6	Chile	Chilean Pesos	-	49.9917	49.9917	49.9917
Bebidas Ecusa SpA.	76,517,798-7	Chile	Chilean Pesos	-	99.9834	99.9834	99.9834
Inversiones Invex CCU Ltda. (18)	76,572,360-4	Chile	US Dollar	8.3747	91.6175	99.9922	99.9920
Promarca Internacional SpA. (***)	76,574,762-7	Chile	US Dollar	-	49.9917	49.9917	49.9917
CCU Inversiones S.A. (3)	76,593,550-4	Chile	Chilean Pesos	99.0242	0.7533	99.7775	99.7775
Inversiones Internacionales SpA.	76,688,727-9	Chile	US Dollar	-	80.0000	80.0000	80.0000
Promarca S.A. (***)	76,736,010-K	Chile	Chilean Pesos	-	49.9917	49.9917	49.9917
CCU Inversiones III SpA. (6)	76,933,685-0	Chile	US Dollar	-	99.9950	99.9950	99.9950
Transportes CCU Ltda.	79,862,750-3	Chile	Chilean Pesos	98.0000	2.0000	100.0000	100.0000
Fábrica de Envases Plásticos S.A. (12)	86,150,200-7	Chile	Chilean Pesos	95.8904	4.1080	99.9984	99.9984
Millahue S.A.	91,022,000-4	Chile	Chilean Pesos	99.9621	-	99.9621	99.9621
Viña San Pedro Tarapacá S.A. (*) (3)	91,041,000-8	Chile	Chilean Pesos	-	82.9870	82.9870	82.9870
Manantial S.A. (17)	96,711,590-8	Chile	Chilean Pesos	-	50.5519	50.5519	50.5507
Viña Altaïr SpA.	96,969,180-9	Chile	Chilean Pesos	-	82.9870	82.9870	82.9870
Cervecería Kunstmann S.A.	96,981,310-6	Chile	Chilean Pesos	50.0007	-	50.0007	50.0007
Cervecera CCU Chile Ltda.	96,989,120-4	Chile	Chilean Pesos	99.7500	0.2499	99.9999	99.9999
Embotelladoras Chilenas Unidas S.A. (10)	99,501,760-1	Chile	Chilean Pesos	98.8000	1.1834	99.9834	99.9834
Comercial CCU S.A.	99,554,560-8	Chile	Chilean Pesos	50.0000	49.9888	99.9888	99.9888
Compañía Pisquera de Chile S.A.	99,586,280-8	Chile	Chilean Pesos	46.0000	34.0000	80.0000	80.0000
La Barra S.A. (15)	77,148,606-1	Chile	Chilean Pesos	99.0000	1.0000	100.0000	-
Mahina SpA. (***) (14)	77,248,551-4	Chile	Chilean Pesos	-	25.0458	25.0458	-
Andina de Desarrollo SACFAIMM	0-E	Argentina	Argentine Pesos	-	59.1971	59.1971	59.1971
Bodega San Juan S.A.U. (9)	0-E	Argentina	Argentine Pesos	-	82.9870	82.9870	82.9870
Cía. Cervecerías Unidas Argentina S.A. (2)	0-E	Argentina	Argentine Pesos	-	99.9936	99.9936	99.9936
Compañía Industrial Cervecera S.A.	0-E	Argentina	Argentine Pesos	-	99.9950	99.9950	99.9950
Finca La Celia S.A. (9)	0-E	Argentina	Argentine Pesos	-	82.9870	82.9870	82.9870
Los Huemules S.R.L.	0-E	Argentina	Argentine Pesos	-	74.9979	74.9979	74.9979
Sáenz Briones y Cía. S.A.I.C.	0-E	Argentina	Argentine Pesos	-	89.9150	89.9150	89.9150
Bebidas Bolivianas BBO S.A. (4)	0-E	Bolivia	Bolivians	-	51.0000	51.0000	51.0000
International Spirits Investments USA LLC	0-E	United States	US Dollar	-	80.0000	80.0000	80.0000
Inversiones CCU Lux S.à r.l. (7)	0-E	Luxemburg	US Dollar	-	99.9999	99.9999	99.9999
Southern Breweries S.C.S. (1)	0-E	Luxemburg	US Dollar	38.7810	61.2141	99.9951	99.9951
Bebidas del Paraguay S.A. (**) (16)	0-E	Paraguay	Paraguayan Guaranies	-	50.0049	50.0049	50.0049
Distribuidora del Paraguay S.A. (**) (16)	0-E	Paraguay	Paraguayan Guaranies	-	49.9589	49.9589	49.9589
Promarca Internacional Paraguay S.R.L. (***)	0-E	Paraguay	Paraguayan Guaranies	-	49.9917	49.9917	49.9917
Sajonia Brewing Company S.R.L. (***) (16)	0-E	Paraguay	Paraguayan Guaranies	-	49.5049	49.5049	25.5025
Andrimar S.A.	0-E	Uruguay	Uruguayan Pesos	-	99.9999	99.9999	99.9999
Coralina S.A.	0-E	Uruguay	Uruguayan Pesos	-	99.9999	99.9999	99.9999
Marzurel S.A.	0-E	Uruguay	Uruguayan Pesos	-	99.9999	99.9999	99.9999
Milotur S.A. (11)	0-E	Uruguay	Uruguayan Pesos	-	99.9999	99.9999	99.9999

(*) Listed company in Chile.

(**) See Note 1 – General Information, letter D), Subsidiaries with direct or indirect participation of less than 50%

(***) Subsidiaries in which we have an interest of more or equal than 50% through one or more subsidiaries of the Company.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

In addition to what is shown in the preceding table, the following are the percentages of participation with voting rights, in each of the subsidiaries. Each shareholder has one vote per share owned or represented. The percentage of participation with voting rights represents the sum of the direct participation and indirect participation through a subsidiary.

Subsidiary	Tax ID	Country of origin	Functional currency	Share percentage with voting rights
				As of December 31, 2020	As of December 31, 2019
				%	%
Aguas CCU-Nestlé Chile S.A.	76,007,212-5	Chile	Chilean Pesos	50.0917	50.0917
Cervecera Guayacán SpA. (***) (5)	76,035,409-0	Chile	Chilean Pesos	25.0006	25.0006
CRECCU S.A.	76,041,227-9	Chile	Chilean Pesos	100.0000	100.0000
Cervecería Belga de la Patagonia S.A. (***)	76,077,848-6	Chile	Chilean Pesos	25.5034	25.5034
Inversiones Invex CCU Dos Ltda.	76,126,311-0	Chile	Chilean Pesos	100.0000	100.0000
Inversiones Invex CCU Tres Ltda. (19)	76,248,389-0	Chile	Chilean Pesos	100.0000	100.0000
Bebidas CCU-PepsiCo SpA. (***)	76,337,371-1	Chile	Chilean Pesos	49.9888	49.9888
CCU Inversiones II Ltda. (8)	76,349,531-0	Chile	US Dollar	100.0000	100.0000
Cervecería Szot SpA. (***) (13)	76,481,675-7	Chile	Chilean Pesos	25.0006	25.0009
Bebidas Carozzi CCU SpA. (***)	76,497,609-6	Chile	Chilean Pesos	49.9917	49.9917
Bebidas Ecusa SpA.	76,517,798-7	Chile	Chilean Pesos	99.9834	99.9834
Inversiones Invex CCU Ltda. (18)	76,572,360-4	Chile	US Dollar	99.9922	99.9920
Promarca Internacional SpA. (***)	76,574,762-7	Chile	US Dollar	49.9917	49.9917
CCU Inversiones S.A. (3)	76,593,550-4	Chile	Chilean Pesos	99.7775	99.7775
Inversiones Internacionales SpA.	76,688,727-9	Chile	US Dollar	80.0000	80.0000
Promarca S.A. (***)	76,736,010-K	Chile	Chilean Pesos	49.9917	49.9917
CCU Inversiones III SpA. (6)	76,933,685-0	Chile	US Dollar	100.0000	100.0000
Transportes CCU Ltda.	79,862,750-3	Chile	Chilean Pesos	100.0000	100.0000
Fábrica de Envases Plásticos S.A. (12)	86,150,200-7	Chile	Chilean Pesos	100.0000	100.0000
Millahue S.A.	91,022,000-4	Chile	Chilean Pesos	99.9621	99.9621
Viña San Pedro Tarapacá S.A. (*) (3)	91,041,000-8	Chile	Chilean Pesos	82.9870	82.9870
Manantial S.A. (17)	96,711,590-8	Chile	Chilean Pesos	50.5519	50.5507
Viña Altaïr SpA.	96,969,180-9	Chile	Chilean Pesos	82.9870	82.9870
Cervecería Kunstmann S.A.	96,981,310-6	Chile	Chilean Pesos	50.0007	50.0007
Cervecera CCU Chile Ltda.	96,989,120-4	Chile	Chilean Pesos	100.0000	100.0000
Embotelladoras Chilenas Unidas S.A. (10)	99,501,760-1	Chile	Chilean Pesos	99.9834	99.9834
Comercial CCU S.A.	99,554,560-8	Chile	Chilean Pesos	100.0000	100.0000
Compañía Pisquera de Chile S.A.	99,586,280-8	Chile	Chilean Pesos	80.0000	80.0000
La Barra S.A. (15)	77,148,606-1	Chile	Chilean Pesos	100.0000	-
Mahina SpA. (***) (14)	77,248,551-4	Chile	Chilean Pesos	25.0458	-
Andina de Desarrollo SACFAIMM	0-E	Argentina	Argentine Pesos	100.0000	100.0000
Bodega San Juan S.A.U. (9)	0-E	Argentina	Argentine Pesos	82.9870	82.9870
Cía. Cervecerías Unidas Argentina S.A. (2)	0-E	Argentina	Argentine Pesos	100.0000	100.0000
Compañía Industrial Cervecera S.A.	0-E	Argentina	Argentine Pesos	100.0000	100.0000
Finca La Celia S.A. (9)	0-E	Argentina	Argentine Pesos	82.9870	82.9870
Los Huemules S.R.L.	0-E	Argentina	Argentine Pesos	74.9979	74.9979
Sáenz Briones y Cía. S.A.I.C.	0-E	Argentina	Argentine Pesos	100.0000	100.0000
Bebidas Bolivianas BBO S.A. (4)	0-E	Bolivia	Bolivians	51.0000	51.0000
International Spirits Investments USA LLC	0-E	United States	US Dollar	80.0000	80.0000
Inversiones CCU Lux S.à r.l. (7)	0-E	Luxemburg	US Dollar	99.9999	99.9999
Southern Breweries S.C.S. (1)	0-E	Luxemburg	US Dollar	100.0000	100.0000
Bebidas del Paraguay S.A. (**) (16)	0-E	Paraguay	Paraguayan Guaranies	50.0049	50.0049
Distribuidora del Paraguay S.A. (**) (16)	0-E	Paraguay	Paraguayan Guaranies	49.9589	49.9589
Promarca Internacional Paraguay S.R.L. (***)	0-E	Paraguay	Paraguayan Guaranies	49.9917	49.9917
Sajonia Brewing Company S.R.L. (***) (16)	0-E	Paraguay	Paraguayan Guaranies	49.5049	25.5025
Andrimar S.A.	0-E	Uruguay	Uruguayan Pesos	99.9999	99.9999
Coralina S.A.	0-E	Uruguay	Uruguayan Pesos	99.9999	99.9999
Marzurel S.A.	0-E	Uruguay	Uruguayan Pesos	99.9999	99.9999
Milotur S.A. (11)	0-E	Uruguay	Uruguayan Pesos	99.9999	99.9999

(*) Listed company in Chile.

(**) See Note 1 – General Information, letter D), Subsidiaries with direct or indirect participation of less than 50%

(***) Subsidiaries in which we have an interest of more or equal than 50% through one or more subsidiaries of the Company.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

The main movements in the ownership of the subsidiaries included in these consolidated financial statements are the following:

(1) Southern Breweries S.C.S. (SB SCS) (former Southern Breweries Limited)

On December 7, 2018, Southern Breweries Limited (Subsidiary of CCU) was re-domiciled from Cayman Islands to Luxembourg and changed its name to Southern Breweries S.á.r.l., later and once the subsidiary was stablished in Luxembourg it was converted from S.á.r.l. to S.C.S. Finally, the Company sold one share of SB SCS to the subsidiary Inversiones CCU Lux S.á r.l. by an amount of US$ 2,600 (Equivalent to ThCh$ 1,806).

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

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

As a result of the previously mentioned fair values intangibles and goodwill have been generated.

On September 20, 2018, the Company paid committed capital of US$ 1,530,029 (equivalent to ThCh$ 1,044,688) in BBO, since both partners concurred with the same capital contributions, the percentages of participation were maintained.

On June 28 and July 11, 2019 the subsidiary CCU Inversiones II Ltda. made capital contributions to Bebidas Bolivianas BBO S.A. for an amount of US$ 1,249,713 and US$ 178,305 (equivalent to ThCh$ 849,630 and ThCh$ 122,210), respectively, since both partners concurred with the same contributions, the participation percentages were maintained.

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

As a result of the previously mentioned fair values intangibles and goodwill have been generated.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

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

On January 31 and April 15, 2020, the Company made capital contributions to the subsidiary CCU Inversiones II Ltda. for an amount of US$ 11,500,000 (equivalent to ThCh$ 9,176,540) and US$ 16,500,000 (equivalent to ThCh$ 14,002,395) respectively.

On September 4, 2020, the Company made a capital contribution to the subsidiary CCU Inversiones II Ltda. for an amount of US$ 12,200,000 (equivalent to ThCh$ 9,411,690).

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

On December 21, 2020, the boards of Finca La Celia S.A. and Bodega San Juan S.A.U. approved to carry out a merger process of both companies, in which the first one will be the legal continuer, the second one will be dissolved without liquidation, with effect from January 1, 2021.

In order to the merge could be materialized, all the formal requirements and stages established by Argentine regulations must be met and it must be approved in the last instance by the General Inspection of Justice of the City of Buenos Aires, Argentina. The Management estimates that this process will not generate significant effects on its Financial Statements.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

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

On May 31, 2019, Bodega San Juan S.A.U. through a deed of sale became the owner of the businesses of Pocito and Cañada Honda vineyards.

The Company has determined the fair values of assets and liabilities related to this business combination mainly for domestic market as follows:

Assets and Liabilities	Fair Value
ThCh$
Total current assets	4,470,464
Total non-current assets	8,783,049
Total Assets	13,253,513
Total current liabilities	370,326
Total non-current liabilities	1,200,124
Total liabilities	1,570,450

Identificable Net Assets Acquired / Investment value	11,683,063
Bargain purchase gain on December 31, 2019 (*)	(3,043,107)
Investment value	8,639,956

On June 1, 2020, the Argentine subsidiary Finca La Celia S.A. became the owner of the operation of La Consulta vineyard, located in the Eugenio Bustos district, San Carlos department in the province of Mendoza by a deed of sale and after having obtained regulatory approvals in Argentina.

The Company has determined the provisional fair values of assets and liabilities related to this business combination, mainly for export market, as follows:

Assets and Liabilities	Fair Value
ThCh$
Total current assets	-
Total non-current assets	2,730,067
Total Assets	2,730,067
Total current liabilities	-
Total non-current liabilities	549,697
Total liabilities	549,697

Identificable Net Assets Acquired / Investment value	2,180,370
Bargain purchase gain on December 31, 2020 (*)	(1,677,294)
Investment value	503,076

(*) See Note 32 - Other gain (losses)

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

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

On August 21, 2020, the subsidiary CCU Inversiones II Ltda. made a capital contribution to Milotur S.A. for an amount of US$ 4,000,000 (equivalent to ThCh$ 3,143,360), maintaining its participation percentage.

(12) Fábrica de Envases Plásticos S.A. (Plasco)

According to Plasco's extraordinary shareholders meeting dated May 31, 2019, a capital increase of ThCh$ 10,000,000 was agreed upon with the issuance of 16,000,000 shares at a price of ThCh$ 625 per share. Likewise, it is stipulated in said meeting that the shareholder Millahue S.A. will not concur with this increase. For this reason, 100% of the increase will be made by CCU S.A. This increase was materialized on June 25, 2019.

On November 2, 2020 as a Material Event, CCU informed to the Financial Market Commission that its subsidiary Fábrica de Envases Plásticos S.A. executed a memorandum of understanding with Envases CMF S.A, which establishes the preliminary terms and conditions of an investment agreement and a shareholders' agreement to be signed between both companies, regarding the design, construction, and operation of a facility capable of processing (recycling) Polyethylene Terephthalate (PET), through a new company to be organized in Chile, owned in equal parts (50/50) by the parties.

The closing of the transaction is subject to the fulfillment of certain suspensive conditions, customary for this type of agreement, among which is obtaining the consents of authorities required under applicable legislation.

As of today, it is not possible to determine the potential effect of the transaction on CCU´s financial statements and, as a joint venture, CCU will not consolidate the financial results of the company.

(13) Cervecería Szot SpA.

On August 30, 2019, the subsidiary Cervecería Kunstmann S.A. (CK) acquired an additional 5.001% of Cervecería Szot SpA. from the purchase of 5,001 shares, equivalent to ThCh$ 6,156. As a result of the aforementioned, CK reached a total participation of 50.0010% on this subsidiary. (See Note 15 – Business combinations).

For this business combination, the fair value of assets and liabilities were determined, which are the following:

Assets and Liabilities	Fair Value
ThCh$
Total current assets	131,599
Total non-current assets	451,672
Total Assets	583,271
Total current liabilities	158,551
Total non-current liabilities	90,067
Total liabilities	248,618

Net identifiable assets acquired	334,653
Non-controlling interests	(167,323)
Goodwill	202,470
Investment value	369,800
F-25

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

As a result of the previously mentioned fair values, intangibles and goodwill have been generated, which are exposed in Note 17 - Intangible assets other than goodwill and Note 18 - Goodwill, respectively.

On August 28, 2020, Szot carried out a capital increase equivalent to 95,710 shares. The shareholder CK suscribed 63,022 shares at a value of ThCh$ 176,620. Subsequently, on the same date, CK sold 15,167 to Representaciones Chile Beer Kevin Michael Szot E.I.R.L shares equivalent to ThCh$ 42,506. As a result of the aforementioned, CK ended with a total participation of 50.0005% in this subsidiary.

(14) Mahina SpA.

On February 18, 2020, the subsidiary Cervecería Kunstmann S.A. (CK) acquired 50.1000% from the purchase of 501 shares from the company Mahina SpA. at a value of ThCh$ 525,000. Later on the same date, Mahina SpA. carried out a capital increase equivalent to 100 shares, of which CK subscribed 50 shares at a value of ThCh$ 50,000. As a consequence, CK owns 551 shares equivalent to 50.0909%. Aditionally, it was incorporated into the consolidation process of CCU (See Note 15 - Business combinations).

For this business combination, the provisional fair value of assets and liabilities were determined, which are the following:

Assets and Liabilities	Fair Value
ThCh$
Total current assets	114,510
Total non-current assets	1,035,490
Total Assets	1,150,000
Total current liabilities	-
Total non-current liabilities	-
Total liabilities	-

Net identifiable assets acquired	1,150,000
Non-controlling interests	(573,955)
Bargain purchase gain on December 31, 2020 (*)	(1,045)
Investment value on December 31, 2020	575,000

(*) See Note 32 – Other gain (losses)

As a consequence of the aforementioned fair values, intangibles have been largely generated, which are disclosed in Note 17 - Intangible Assets other than goodwill.

(15) La Barra S.A. (former ECOMCCU S.A.)

On March 20, 2020, the Company and its subsidiary Cervecera CCU Chile Ltda. incorporated the subsidiary ECOMCCU S.A. It is purpose will be marketing and sale of beverages, food products and household items. The capital of the subsidiary amounts to ThCh$ 1,500,000, divided into 1,500,000 shares. On July 22, 2020 the capital was paid.

On December 2, 2020 the first Extraordinary Shareholders' Meeting was held, where a change for the name of the subsidiary was agreed and it was renamed as La Barra S.A.

(16) Bebidas del Paraguay S.A., Distribuidora del Paraguay S.A. and Sajonia Brewing Company S.R.L.

On May 12, 2020, the subsidiary Bebidas del Paraguay S.A. acquired 27% of the stock rights of the Paraguayan company Sajonia Brewing Company S.R.L., which ended with a 78% stake in this company. The amount paid for this transaction increased to ThCh$ 48,257 (400 million guaranies.)

On July 1, 2020, Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A. acquired the non-controlling interest of Sajonia Brewing Company S.R.L. by 21% and 1% respectively, thus reaching 100% of the participation. The amount paid for this transaccion was ThCh$ 33,458 (279 million guaranies).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

(17) Manantial S.A.

On April 16, 2020, the subsidiary Aguas CCU-Nestlé Chile S.A. (Aguas) made a capital contribution to the subsidiary Manantial S.A. for an amount of ThCh$ 1,500,000 resulting in Aguas with 99.0775% and Embotelladoras Chilenas Unidas S.A. with 0.9225% of the share capital.

(18) Inversiones Invex CCU Ltda.

On September 4, 2020, the Company made a capital contribution to the subsidiary Inversiones Invex CCU Ltda. for an amount of ThCh$ 2,500,000.

(19) Inversiones Invex CCU Tres Ltda.

On September 4, 2020, the Company made a capital contribution to the subsidiary Inversiones Invex CCU Tres Ltda. for an amount of ThCh$ 800,000.

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

On December 31, 2020, Promarca S.A. recorded a profit of ThCh$ 4,100,979 (ThCh$ 4,511,337 in 2019 and ThCh$ 4,581,922 in 2018), which in accordance with the Company’s policies is 100% distributable.

(b) Bebidas CCU-Pepsico SpA. (BCP)

The line of business of this company is manufacture, produce, process, transform, transport, import, export, purchase, sell and in general market all types of concentrates.

On December 31, 2020, BCP recorded a profit of ThCh$ 3,061,898 (ThCh$ 1,243,574 in 2019 and ThCh$ 1,137,233 in 2018), which in accordance with the Company’s policies is 100% distributable.

(c) Bebidas Carozzi CCU SpA. (BCCCU)

The purpose of this company is the production, marketing and distribution of instant powder drinks in the national territory.

On December 31, 2020, BCCCU recorded a profit of ThCh$ 2,532,525 (ThCh$ 1,157,424 in 2019 and ThCh$ 1,263,169 in 2018), which in accordance with the Company’s policies is 100% distributable.

The companies mentioned above, letter a) to d), meet the conditions stipulated in IFRS 11 to be considered "joint operations", since the primary assets in both entities are trademarks, the contractual arrangements establishes that the parties to the joint arrangement share all interests in the assets relating to the arrangement in a specified proportion and their income is 100% from royalties charged to the joint operators for the sale of products using these trademarks.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Note 2 Summary of significant accounting policies

Significant accounting policies adopted for the preparation of these consolidated financial statements are described below:

2.1	Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standard Board (IASB).

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

These standards are required to be applied by the following dates:

Next Standard Improvements and Amendments		Mandatory for years beginning in:
Amendments to IAS 1	Presentation of financial statements, and accounting policies, changes in accounting estimates and errors.	January 1, 2022
IFRS 17	Insurance contracts.	January 1, 2023

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

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

The Company defined the Adjusted Operating Result as the Net incomes (losses) before Other gains (losses), Net financial cost, Equity and income from joint ventures and associates, Gains (losses) on exchange differences, Results as per adjustment units and Income tax, and the ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

MSD&A, included Marketing, Selling, Distribution and Administrative expenses.

Corporate revenues and expenses are presented separately within the other.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020
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

Transactions and balances

Transactions in foreign currencies and adjustment units (“Unidad de Fomento” or “UF”) are initially recorded at the exchange rate of the corresponding currency or adjustment unit as of the date on which the transaction occurs. The Unidad de Fomento (UF) is a Chilean inflation-indexed peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month’s inflation rate. At the close of each Consolidated Statement of Financial Position, the monetary assets and liabilities denominated in foreign currencies and adjustment units are translated into Chilean pesos at the exchange rate of the corresponding currency or adjustment unit. The Gains (losses) on exchange differences arising, both from the liquidation of foreign currency transactions, as well as from the valuation of foreign currency monetary assets and liabilities, are included in the Statement of income, in Gains (losses) on exchange differences, while the difference arising from the changes in adjustment units are recorded in the Statement of income as Result as per adjustment units.

For consolidation purposes, the assets and liabilities of the subsidiaries whose functional currency is different from the Chilean peso and not operating in countries whose economy is considered hyperinflationary, are translated into Chilean pesos using the exchange rates prevailing at the date of the Consolidated Financial Statements and Gains (losses) on exchange differences originated by the conversion of assets and liabilities, are recorded under Reserve of exchange differences on translation within Other equity reserves. Incomes, costs and expenses are translated at the average monthly exchange rate for the respective fiscal years. These exchange rates have not suffered significant fluctuations during these months.

The results and financial situation in CCU Group's entities which have a functional currency different from the presentation currency being their functional currency, the currency of a hyperinflationary economy (as the case of subsidiaries in Argentina as from 1 July 2018 as described below) are converted into the presentation currency as established in IAS 21 and IAS 29.

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

For consolidation purposes, subsidiaries whose functional currency is the Argentine peso, paragraph 43 of IAS 21 has been considered which requires that the financial statements of a subsidiary that has the functional currency of a hyperinflationary economy be restated in accordance with IAS 29 before being converted at the closing exchange rate on the reporting date and to be included in the consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

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

The Gains (losses) derived from net monetary position of the subsidiaries in Argentina are presented below, which are recorded in Result as per adjustment units:

	For the years ended as of December 31,
	2020	2019	2018
	ThCh$	ThCh$	ThCh$
Gains (losses) derived from net monetary position	(867,802)	(6,433,651)	2,312,604

The exchange rates of the primary foreign currencies, adjustment units and index used in the preparation of the consolidated financial statements are detailed as follows:

Chilean Pesos as per unit of foreign currency or adjustable unit		As of December 31, 2020	As of December 31, 2019	As of December 31, 2018
		Ch$	Ch$	Ch$
Foreign currencies
US Dollar	USD	710.95	748.74	694.77
Average US Dollar	Average USD	734.73	770.39	681.99
Euro	EUR	873.30	839.58	794.75
Argentine Peso	ARS	8.45	12.50	18.43
Uruguayan Peso	UYU	16.79	20.07	21.44
Canadian Dollar	CAD	557.00	573.26	509.62
Sterling Pound	GBP	967.15	983.24	882.36
Paraguayan Guarani	PYG	0.10	0.12	0.12
Swiss Franc	CHF	804.97	773.81	706.00
Bolivian	BOB	102.15	107.58	101.28
Australian Dollar	AUD	545.88	524.25	489.17
Danish Krone	DKK	117.40	112.41	106.44
Brazilian Real	BRL	137.33	186.51	179.59
Colombian Peso	COP	0.21	0.23	0.21
Adjustment units
Unidad de fomento (*)	UF	29,070.33	28,309.94	27,565.79
Unidad indexada (**)	UI	80.45	87.98	86.19

(*) The Unidad de Fomento (UF) is a Chilean inflation-indexed, Chilean peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month´s inflation rate.

(**) The Unidad Indexada (UI) is a Uruguay inflation-indexed, Uruguayan peso-denominated monetary unit. The UI rate is set daily in advance based on changes in the previous month´s inflation rate.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Index used in hyperinflationary economies	As of December 31, 2020	As of December 31, 2019	As of December 31, 2018

Argentina Consumer Price Index	384.01	284.14	284.14
Index percentage variation of Argentina Consumer Price Index	35.5%	54.2%	54.2%

2.5	Cash and cash equivalents

Cash and cash equivalents includes available cash, bank balances, time deposits at financial entities, investments in mutual funds and financial instruments acquired under resale agreements, as well as highly liquid short-term investments, all at a fixed interest rate, normally with original maturity of up to three months.

2.6	Other financial assets

Other financial assets include money market securities and derivative contracts.

2.7	Financial instruments

IFRS 9 - Financial instruments, replaces the IAS 39 - Financial instruments, for the annual periods beginning on January 1, 2018 and which brings together three aspects of accounting and which are: classification and measurement; impairment and hedge accounting.

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

An impairment of accounts receivable balances is recorded when there is objective evidence that the Company not will be capable to collect amounts according to the original terms. Some indicators that an account receivable has impairment are the financial problems, initiation of a bankruptcy, financial restructuring and age of the balances of our customers.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

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

Interest-bearing loans and obligations maturing within twelve months are classified as current liabilities, unless the Company has the unconditional right to defer payment of the obligation for at least twelve months after the closing date of the Consolidated Financial Statement.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020
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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

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

Lease contracts are recorded by recognizing an asset for the right to use the assets subject to operational lease contracts recorded under Right of use assets and a liability recorded under Current lease liabilities, which are equivalent to the present value of the payments associated to the contract. It should be noted that the assets and liabilities arising from a lease contract are initially measured at its present value.

Regarding the effects on the Consolidated Statement of Income, the depreciation of the right of use is recognized on a monthly basis using the straight-line method over the lease term, together with the financial cost associated to the lease; both are recognized in our P&L during the lease period in order to produce a constant periodic interest rate over the remaining balance of the liability. In case of modifications to the lease agreement, such as lease value, maturity, readjustment index, associated interest rate, etc., the lessee recognizes the amount of the new measurement of the lease liability as an adjustment to the asset for the right of use.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

2.15	Intangible assets other than goodwill

Commercial trademarks

The Company’s commercial trademarks are intangible assets with indefinite useful lives that are presented at historical cost, less any impairment loss. The Company believes that through investing in marketing, trademarks maintain their value, consequently they are considered as having indefinite useful lives and they are not amortizable. These assets are tested for impairment annually or more frequently if events or circumstances indicate potential impairment (See Note 2 - Summary of significant accounting policies 2.17).

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

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

Other expenses by function mainly include advertising and promotion expenses, depreciation of assets sold, selling expenses, marketing costs (sets, signs, and neon signs at customer facilities) and marketing and sales staff remuneration and compensation.

2.27	Distribution expenses

Distribution costs include all the necessary costs to deliver products to customers.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

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

The primary estimates and professional judgments relate to the following concepts:

•	The valuation of goodwill acquired to determine the existence of losses due to potential impairment (Note 2 - Summary of significant accounting policies (2.16) and Note 18- Goodwill).
•	The valuation of commercial trademarks to determine the existence of potential losses due to potential impairment (Note 2 - Summary of significant accounting policies (2.17) and Note 17 – Intangible assets other than goodwill).
•	The assumptions used in the current calculation of liabilities and obligations to employees (Note 2 - Summary of significant accounting policies (2.20) and Note 26 – Employee benefits).
•	Useful lives of property, plant and equipment (Note 2 - Summary of significant accounting policies (2.12) and Note 19 – Property, plant and equipment) and intangibles (Note 2 - Summary of significant accounting policies (2.15) and Note 17 - Intangible assets other than goodwill).
•	The assumptions used for calculating the fair of value financial instruments (Note 2 - Summary of significant accounting policies (2.7) and Note 7 – Financial instruments).
•	The likelihood of occurrence and amounts estimated in an uncertain or contingent matter (Note 2 - Summary of significant accounting policies (2.21) and Note 24 – Other provisions).
•	The valuation of current Biological assets (Note 2 - Summary of significant accounting policies (2.10) and Note 13 – Biological assets).

Such estimates are based on the best available information of the events analyzed to date in these consolidated financial statements.

However, it is possible that events that may occur in the future may result in adjustments to such estimates, which would be recorded prospectively.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Note 4 Accounting changes

The Financial Market Commission (Comisión para el Mercado Financiero in Spanish) modified as of this year, the financial statement line item in which the right of use assets and lease liabilities are presented in the Statement of Financial Position. Until December 31, 2019, they were presented under the financial statement line item of Property, plant and equipment (net) and in Other financial liabilities (current and non-current), while the new presentation presents them as Right of use assets and Lease liabilities (current and non-current) separate financial statement line items within the statement of financial position.

During the year ended on December 31, 2020, there have been no changes in the use of accounting principles or relevant changes in any accounting estimates with regard to previous years that have affected these Consolidated Financial Statements.

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

In accordance with financial risk policies, the Company uses derivate instruments only for the purpose of hedging exposure to interest rate and exchange rate risks arising from the Company’s operations and its sources of financing, of which some are considered as hedges for accounting purposes. Transactions with derivate instruments are exclusively carried out by the Administration and Finance department while the Internal Audit Management department regularly reviews the control of this activity. Relationships with credit rating agencies and the monitoring of financial covenants are also managed by Administration and Finance department.

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

As of December 31, 2020, the Company maintained foreign currency obligations amounting to ThCh$ 101,245,204 (ThCh$ 104,825,681 in 2019), mostly denominated in US Dollars. Obligations with banks in foreign currency ThCh$ 29,034,945 as of December 2020 (ThCh$ 38,185,534 in 2019) represent a 6% (14% in 2019) of total other financial liabilities. The remaining 94% (86% in 2019) is mainly denominated in Unidades de Fomento (inflation-indexed Chilean monetary unit – see inflation risk section). In addition, the Company has assets in foreign currency in the amount of ThCh$ 195,343,807 (ThCh$ 210,988,726 in 2019) that mainly correspond to net investments of subsidiaries in foreign countries and export accounts receivable.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Regarding the operations of foreign subsidiaries, the net liability exposure in US Dollars and other currencies amounts to ThCh$ 6,411,371 (net liability ThCh$ 15,899,371 in 2019).

To protect the value of the net foreign currency assets and liabilities position of its Chilean operations, the Company enters into derivate contracts (currency forwards) to ease any variation in the Chilean peso as compared to other currencies.

As of December 31, 2020, the net exposure of the Company in Chile in foreign currencies, after the use of derivate instruments, is passive in the amount of ThCh$ 1,451,523 (is asset ThCh$ 8,440,013 in 2019).

As of December 31, 2020, of the Company’s total sales, both in Chile and abroad, 7% (7% in 2019 and in 2018) corresponds to export sales in foreign currencies, mainly US Dollars and Euros and approximately 62% (64% in 2019 and 61% in 2018) of total direct costs correspond to raw materials and products purchased in foreign currencies, or indexed to such currencies. The Company does not hedge the possible variations in the expected cash flows from such transactions.

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

Exchange rate sensitivity analysis

The effect of foreign currency translation differences recognized in the Consolidated Statement of Income for the year ended as of December 31, 2020, related to assets and liabilities denominated in foreign currency, was a gain of ThCh$ 2,551,823 (a loss of ThCh$ 9,054,155 in 2019 and a gain of ThCh$ 3,299,657 in 2018). Considering exposure as of December 31, 2020 and assuming a 10% increase in the exchange rate, and keeping constant all other variables such as interest rates constant, it is estimated that the effect on the Company’s net income would be a loss after taxes of ThCh$ 105,961 (a gain of ThCh$ 616,121 in 2019 and ThCh$ 99.589 in 2018) associated of the owners of the controller.

Considering that approximately 7% of the Company’s sales revenue comes from export sales carried out in Chile (7% in 2019 and in 2018), in currencies other than Chilean Peso, and that approximately 62% (64% in 2019 and 61% in 2018) of the Company’s direct costs are in or indexed to the US Dollar and assuming that the functional currencies will appreciate (depreciate) by 10% in respect to the US Dollar, and keeping all other variables constant, the hypothetical effect on the Company’s income would be a loss after taxes of ThCh$ 22,919,408 (ThCh$ 27,683,581 in 2019 and ThCh$ 22,116,350 in 2018).

The Company can also be affected by changes in the Exchange rate of the countries where its foreign subsidiaries operate, since income is converted to Chilean Pesos at the average Exchange rate of each month. The operating income of foreign subsidiaries as of December 31, 2020 was a loss of ThCh$ 963,321 (net income of ThCh$ 20,517,569 in 2019 and ThCh$ 56,533,194 in 2018). Therefore, a depreciation (appreciation) of 10% in the exchange rate of the Argentine Peso, the Uruguayan Peso, the Paraguayan Guarani and the Bolivian peso against the Chilean Peso, would result in a loss (income) before taxes of ThCh$ 96,332 (a gain of ThCh$ 2,051,757 in 2019 and ThCh$ 5,653,319 in 2018).

The net investment in foreign subsidiaries, associates and joint ventures as of December 31, 2020, amounted to ThCh$ 238,824,995, ThCh$ 1,337,526 and ThCh$ 119,777,994, respectively (ThCh$ 272,584,756, ThCh$ 1,149,291 and ThCh$ 124,612,431 in 2019). Assuming a 10% increase or decrease in the Argentine Peso, Uruguayan Peso, Paraguayan Guarani, Bolivian Peso and Colombian Peso against the Chilean Peso, and maintaining all other variables constant, the increase (decrease) would hypothetically result in Net income (loss) of ThCh$ 35,994,052 (ThCh$ 39,834,648 in 2019 and ThCh$ 37,008,642 in 2018) recorded as a credit (charge) to equity.

The Company does not hedge risks associated to currency conversion of the financial statements of its subsidiaries that have a different functional currency, whose effects are recorded in equity.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Interest rate risk

Interest rate risk mainly originates from the Company’s financing sources. The main exposure is related variable interest rate obligations indexed to the London Inter Bank Offer Rate (“LIBOR”)

As of December 31, 2020, the Company had a total ThCh$ 8,250,670 in variable interest debt (ThCh$ 8,694,473 in 2019). Consequently, as of December 31, 2020, the company’s financing structure is made up of approximately 2% (3% in 2019) of debt with variable interest rate, and 98% (97% in 2019) in debt with fixed interest rates.

To manage interest rate risk, the Company has a policy which seeks to reduce the volatility of its finance cost, and maintain and ideal percentage of its debt in fixed rate instruments. The financial position is mainly set by the use of short-term and long-term, as well as derivate instruments such as cross currency interest rate swaps and cross interest rate swaps.

As of December 31, 2020, after considering the effect of interest rates and currency swaps, a 100% (100% in 2019) of the Company’s debt is at fixed interest rates.

The terms and conditions of the Company’s obligations as of December 31, 2020, including Exchange rates, interest rates, maturities and effective interest rates, are detailed in Note 21 – Other financial liabilities.

Interest rate sensitivity analysis

The total financial cost recognized in the Consolidated Statement of Income for the twelve months ended as of December 31, 2020, related to short and long-term debt amounted to ThCh$ 28,714,063 (ThCh$ 27,720,203 in 2019 and ThCh$ 23,560,662 in 2018). Assuming a reasonably possible increase of 100 bps in variable interest rates and maintaining all other variables constant, the increase would hypothetically result in a loss before taxes of ThCh$ 5,059 in 2018. As of December 31, 2020 and 2019, the company does not maintain variable interest debts.

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

Inflation in Argentina has shown significant increases since the beginning of 2018. The cumulative inflation rate of three years, calculated using different combinations of consumer price indices, has exceeded 100% for several months, and it’s still increasing. The cumulative three-year inflation calculated using the general price index has already exceeded 100%. Therefore, as prescribed by IAS 29, Argentina was declared a hyperinflationary economy as of July 1, 2018. (See Note 2 – Summary of significant accounting polices (2.4)).

Inflation sensitivity analysis

Income from indexation units recognized in the Consolidated Statement of Income for the twelve-months ended as of December 31, 2020, related to UF indexed short and long-term debt and the application of Hyperinflation Accounting in Argentina, is a loss of ThCh$ 429,198 (a loss of ThCh$ 8,255,001 in 2019 and a gain of ThCh$ 742,041 in 2018). Assuming a reasonably possible 3% increase (decrease) in the UF and a 10% in the inflation rate in Argentina and keeping all other variables such as interest rates constant, the aforementioned increase (decrease) would hypothetically result in a loss (income) of ThCh$ 1,589,705 (ThCh$ 4,781,394 in 2019 and ThCh$ 3,380,752 in 2018).

Raw material Price risk

The main exposure to raw materials price variation is related to barley, malt, and cans used in the production of beer, concentrates, sugar and plastic containers used in the production of soft drinks and bulk wine and grapes for the manufacturing of wine and spirits.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Barley, malt and cans

In Chile, the Company obtains its malt supply from both local producers and from the international markets (mainly from Argentina). With local and argentine producers the Company enters into long-term supply agreements in which malt price is set annually, using for this purpose the market price of barley and manufacturing cost established in these agreements.

The purchases and commitments entered for the acquisition of raw materials expose the Company to a price fluctuations risk. Malt represents approximately 7% of the direct cost of the Chile Operating segment (6% in 2019 and 5% in 2018). CCU Argentina acquires all of its malt from local producers.

As of December 31, 2020, in the Chile Operation segment, the cost of cans represented approximately 19% of direct costs (17% in 2019 and 12% in 2018). In the International Business Operating segment, the cost of cans represented approximately 36% of direct raw materials costs as of December 31, 2020 (38% in 2019 and in 2018).

Concentrates, Sugar and plastic containers

The main raw materials used in the production of non-alcoholic beverages are concentrated, which are mainly acquired from licenses, sugar and plastic resin for the manufacturing of plastic bottles and containers. The Company is exposed to price fluctuation risks involving these raw materials, which jointly represent approximately 24% (31% in 2019 and 27% in 2018) of the direct cost of the Chile Operating segment.

The Company does not engage in hedging raw materials purchases.

Grapes and wine

The main raw materials used by subsidiary Viña San Pedro Tarapacá S.A. for wine production are grapes harvested from its own vineyards and grapes and wine acquires from third parties through long-term and spot contracts. In the last 12 months, approximately 20% (27% in 2019) of VSPT’s total wine supply came from its own vineyards. Regarding our export market, and considering our focus on this market, approximately 33% (43% in 2019) of our wine supply for export came from our own vineyards.

The remaining 80% (73% in 2019) supply was purchased from third parties through long-term and spot contracts. In the last 12 months, the subsidiary VSPT acquired 65% (54% in 2019) of the necessary grapes and wine from third parties through spot contracts. Additionally, the long-term transactions were 16% (19% in 2019) of the total supply.

We should consider that as of December 31, 2020, wine represents 59% (60% in 2019) of the total direct cost of the Wine Operating segment, and supplies purchased from third parties represented 38% (33% in 2019).

Raw material Price sensitivity analysis

Total direct costs in the Consolidated Statement of Income for the twelve months ended as of December 31, 2020, amounted to ThCh$ 757,097,886 (ThCh$ 694,307,741 in 2019 and ThCh$ 650,386,343 in 2018). Assuming a reasonably possible 8% increase (decrease) in the direct cost of each Operating segment and keeping all other variables such as exchange rates constant, the aforesaid increase (decrease) would hypothetically result into a loss (income) before taxes of ThCh$ 38,770,441 (ThCh$ 33,084,911 in 2019 and ThCh$ 30,150,723 in 2018) for the Chile Operating segment, ThCh$ 13,698,385 (ThCh$ 14,807,640 in 2019 and ThCh$ 13,545,233 in 2018) for the International Business Operating segment and ThCh$ 8,959,908 (ThCh$ 8,310,433 in 2019 and ThCh$ 8,734,204 in 2018) for the Wine operating segment.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

The domestic market mainly refers to accounts receivables in Chile and represents 70% of total trade accounts receivable (63% in 2019). The Company has a wide base of customers that are subject to the policies, procedures and controls established by the Company. Credit limits are established for all customers on the basis of an internal rating and their payment behavior. Outstanding trade accounts receivable are regularly monitored. In addition, the Company purchases credit insurance that covers 90% of individually significant accounts receivable balances, coverage that as of December 31, 2020, is equivalent to 86% (86% in 2019) of total accounts receivable.

Overdue, but not impaired, trade accounts receivables represent customers that are less than 33 days overdue (30 days in 2019).

As of December 31, 2020, the Company has approximately 1,405 customers (1,381 customers in 2019) with more than Ch$ 10 million in debt each, which altogether represent approximately 88% (85% in 2019) of total trade accounts receivable. There are 272 customers (265 customers in 2019) with balances in excess of Ch$ 50 million each, representing approximately 76% (73% in 2019) of the total accounts receivable. The 92% (92% in 2019) of those accounts receivable are covered by credit insurance.

The Company sells its products through retail customers, wholesale distributors and supermarket chains, with a credit worthiness of 99% (100% in 2019).

As of December 31, 2020, the Company has no significant guarantees from its customers.

The Company believes that no additional credit risk provisions other than the individual and collective provisions determined as of December 31, 2020, that amount to ThCh$ 6,323,298 (ThCh$ 5,792,821 in 2019) are needed since a large percentage of these are covered by insurance.

Exports market

The credit risk related to accounts receivable from exports is managed by the Head of Credit and Collections at VSPT and is monitored by VSPT Administration and Finance Management. VSPT’s export trade accounts receivable represent 13% of total trade accounts receivable (14% in 2019). VSPT has a wide base of customers, in more than eighty countries, which are subject to the policies, procedures and controls established by VSPT. In addition, VSPT acquires credit insurance to cover 98% (99% in 2019) of individually significant accounts receivable. This coverage accounts for more than 89% (89% in 2019) of total accounts receivable are covered. Pending payments of trade accounts receivable are regularly monitored. Apart from the credit insurance, having diversified sales in different countries decreases the credit risk.

As of December 31, 2020, there were 60 customers (68 customers in 2019) with more than ThCh$ 65,000 of debt each, which represent 88% (93% in 2019) of VSPT´s total export market accounts receivable.

Regarding VSPT’s export customers, overdue, but no impaired, trade accounts receivables are customers that are less than 25 days average overdue (28 days average in 2019).

The Company believes that no credit risk provisions are necessary other than the individual and collective provisions determined as of December 31, 2020. See analysis of accounts receivable aging and losses due to impairment of accounts receivables. (See Note 10 – Trade and other receivables)).

Financial investments and derivatives

Financial investments correspond to time deposits, which are financial instruments acquired with repurchase agreements at fixed interest rate, maturing in less than three months placed in financial institutions in Chile, so there are not exposed to significant market risk. Derivatives are measured at fair value and traded only in the Chilean market. Since 2018, the amendment to IFRS 9, which requires changes to the valuation of derivative financial instruments considering the counterparty risk (CVA and DVA), is applied. The CVA and DVA effect is calculated using the probability of default of the counterparty or CCU, when applicable, assuming a 40% recovery rate for each derivative instrument. For CCU, the default probability is obtained from the spread of corporate bonds with the same credit risk rating than CCU, while for the counterparty, considers the sum between the Credit Default Swap (CDS) of Chile and the CDS of Citibank in the United States. As of December 31, 2020 the effect is not material.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

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

Health crises, pandemics or other contagious diseases at the global or regional level could have a negative impact on our operations and financial position

A health crisis, pandemics or other contagious diseases at the global or regional level, like Covid-19, declared a pandemic by the World Health Organization on March 2020, could have a negative impact on our operations and financial position. This is due to the fact these productions could not allow the normal Company's operation, limiting our supply and distribution capacity, and could be generate a contraction in demand for our products, as the periods with more restriction, like the second and third quarter of 2020. The level of the impact on our operation depending on factors that we cannot predict, such as the duration, spread and severity of the health crisis.

Any restrictive measure to control a contagious disease or other adverse public health development in any of the target markets may have a material and adverse effect on business operations. The duration of the pandemic remains uncertain at this time and therefore the impact it may have on the world, the economies where CCU operates or the financial markets cannot be predicted.

The Company has contingency plans to care the people and operational continuity, but we cannot assure that these plans are sufficient to mitigate a material impact on our results and financial position. Specifically, during 2020 we deployed a regional plan with three focuses: the health of workers and the people, operational continuity, and safeguarding the financial health of the Company. This allowed us to supply our customers and consumers with our products and maintain safety in the workplace. Up to date, CCU continues to sell, produce and distribute its products normally, in all the countries where it operates.

In conclusion, in 2020 the health crisis did not have significant effects for the Company on the risks detailed in this note.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

The Company’s financial liabilities based on non-discounted contractual cash flows are summarized as follows:

As of December 31, 2020	Book value (*)	Contractual flows maturities
		0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities no derivative
Bank borrowings	125,906,105	836,693	39,751,923	79,476,094	12,885,867	803,482	133,754,059
Bond payable	332,416,479	4,954,003	7,303,258	34,748,671	109,950,580	255,265,277	412,221,789
Lease liabilities	32,134,911	1,689,539	4,415,461	7,687,792	4,724,806	23,943,806	42,461,404
Deposits for return of bottles and containers	14,116,167	-	14,116,167	-	-	-	14,116,167
Sub-Total	504,573,662	7,480,235	65,586,809	121,912,557	127,561,253	280,012,565	602,553,419
Derivatives
Derivatives not designated as hedges	4,243,939	4,243,939	-	-	-	-	4,243,939
Derivatives designated as hedges	5,323,640	1,176,303	4,521,259	-	-	-	5,697,562
Sub-Total	9,567,579	5,420,242	4,521,259	-	-	-	9,941,501
Total	514,141,241	12,900,477	70,108,068	121,912,557	127,561,253	280,012,565	612,494,920

As of December 31, 2019	Book value (*)	Contractual flows maturities
		0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities no derivative
Bank borrowings	142,196,520	20,991,920	33,633,237	84,363,883	10,396,997	966,733	150,352,770
Bond payable	140,551,686	4,932,819	4,878,698	18,973,584	18,107,650	163,272,427	210,165,178
Lease liabilities	33,070,356	1,433,720	4,540,987	6,652,459	4,049,398	26,579,745	43,256,309
Deposits for return of bottles and containers	13,290,754	-	13,290,754	-	-	-	13,290,754
Sub-Total	329,109,316	27,358,459	56,343,676	109,989,926	32,554,045	190,818,905	417,065,011
Derivatives
Derivatives not designated as hedges	240,394	229,726	10,668	-	-	-	240,394
Derivatives designated as hedges	805,306	460,503	439,381	-	-	-	899,884
Sub-Total	1,045,700	690,229	450,049	-	-	-	1,140,278
Total	330,155,016	28,048,688	56,793,725	109,989,926	32,554,045	190,818,905	418,205,289

(*) View current and non-current book value in Note 7– Financial Instruments.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

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

The Company does not have any customers representing more than 10% of consolidated revenues.

The detail of the segments is presented in the following tables:

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020
a)	Information as per operating segments for the years ended December 31, 2020 and 2019:

	Chile		International Business		Wines		Others		Total
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales revenue external customers	1,208,196,118	1,134,048,629	391,125,264	452,267,652	223,273,704	203,230,777	-	-	1,822,595,086	1,789,547,058
Other income	18,300,114	16,438,937	11,403,939	11,724,538	4,240,620	3,806,545	1,053,919	1,023,619	34,998,592	32,993,639
Sales revenue between segments	16,266,638	13,816,469	299,622	495,259	7,696,044	5,284,436	(24,262,304)	(19,596,164)	-	-
Net sales	1,242,762,870	1,164,304,035	402,828,825	464,487,449	235,210,368	212,321,758	(23,208,385)	(18,572,545)	1,857,593,678	1,822,540,697
Change %	6.7	-	(13.3)	-	10.8	-	-	-	1.9	-
Cost of sales	(626,099,060)	(540,048,331)	(229,669,229)	(248,880,925)	(139,512,564)	(128,763,785)	11,244,931	9,374,851	(984,035,922)	(908,318,190)
% of Net sales	50.4	46.4	57.0	53.6	59.3	60.6	-	-	53.0	49.8
Gross margin	616,663,810	624,255,704	173,159,596	215,606,524	95,697,804	83,557,973	(11,963,454)	(9,197,694)	873,557,756	914,222,507
% of Net sales	49.6	53.6	43.0	46.4	40.7	39.4	-	-	47.0	50.2
MSD&A (1)	(443,636,760)	(429,093,171)	(189,421,217)	(210,155,693)	(64,790,758)	(55,595,811)	(6,941,510)	(9,726,563)	(704,790,245)	(704,571,238)
% of Net sales	35.7	36.9	47.0	45.2	27.5	26.2	-	-	37.9	38.7
Other operating income (expenses)	1,634,543	5,266,475	14,910,793	14,201,709	622,178	515,019	655,840	1,173,780	17,823,354	21,156,983
Adjusted operating result (2)	174,661,593	200,429,008	(1,350,828)	19,652,540	31,529,224	28,477,181	(18,249,124)	(17,750,477)	186,590,865	230,808,252
Change %	(12.9)	-	(106.9)	-	10.7	-	-	-	(19.2)	-
% of Net sales	14.1	17.2	(.3)	4.2	13.4	13.4	-	-	10.0	12.7
Net financial expense	-	-	-	-	-	-	-	-	(25,262,920)	(14,602,562)
Equity and income of associates and joint ventures	-	-	-	-	-	-	-	-	(8,437,209)	(16,431,759)
Gains (losses) on exchange differences	-	-	-	-	-	-	-	-	2,551,823	(9,054,155)
Results as per adjustment units	-	-	-	-	-	-	-	-	(429,198)	(8,255,001)
Other gains (losses)	-	-	-	-	-	-	-	-	(11,410,085)	3,156,799
Income before taxes									143,603,276	185,621,574
Tax income (expense)									(35,408,420)	(39,975,914)
Net income for year									108,194,856	145,645,660
Non-controlling interests									12,042,584	15,503,968
Net income attributable to equity holders of the parent									96,152,272	130,141,692
Depreciation and amortization	70,106,357	66,301,914	25,551,989	27,077,745	11,575,351	9,826,148	2,580,279	1,815,127	109,813,976	105,020,934
ORBDA (3)	244,767,950	266,730,922	24,201,161	46,730,285	43,104,575	38,303,329	(15,668,845)	(15,935,350)	296,404,841	335,829,186
Change %	(8.2)	-	(48.2)	-	12.5	-	-	-	(11.7)	-
% of Net sales	19.7	22.9	6.0	10.1	18.3	18.0	-	-	16.0	18.4

(1)	MSD&A included Marketing, Selling, Distribution and Administrative expenses.
(2)	Adjusted operating result (for management purposes we have defined it as Net income before net financial expense, gain (losses) of joint venture and associates accounted for using the equity method, gains (losses) on exchange differences, result as per adjustment units and income taxes).
(3)	ORBDA (for management purposes we have defined it as Adjusted Operating Result before Depreciation and Amortization).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020
b)	Information as per operating segments for the years ended December 31, 2019 and 2018:

	Chile		International Business		Wines		Others		Total
	2019	2018	2019	2018 (4)	2019	2018	2019	2018 (4)	2019	2018 (5)
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales revenue external customers	1,134,048,629	1,080,974,052	452,267,652	473,972,819	203,230,777	201,305,759	-	-	1,789,547,058	1,756,252,630
Other income	16,438,937	15,754,493	11,724,538	9,404,839	3,806,545	4,190,594	1,023,619	(2,320,219)	32,993,639	27,029,707
Sales revenue between segments	13,816,469	12,845,646	495,259	548,184	5,284,436	1,022,378	(19,596,164)	(14,416,208)	-	-
Net sales	1,164,304,035	1,109,574,191	464,487,449	483,925,842	212,321,758	206,518,731	(18,572,545)	(16,736,427)	1,822,540,697	1,783,282,337
Change %	4.9	-	(4.0)	-	2.8	-	-	-	2.2	-
Cost of sales	(540,048,331)	(501,255,744)	(248,880,925)	(230,068,601)	(128,763,785)	(133,271,578)	9,374,851	4,584,531	(908,318,190)	(860,011,392)
% of Net sales	46.4	45.2	53.6	47.5	60.6	64.5	-	-	49.8	48.2
Gross margin	624,255,704	608,318,447	215,606,524	253,857,241	83,557,973	73,247,153	(9,197,694)	(12,151,896)	914,222,507	923,270,945
% of Net sales	53.6	54.8	46.4	52.5	39.4	35.5	-	-	50.2	51.8
MSD&A (1)	(429,093,171)	(407,242,869)	(210,155,693)	(210,591,361)	(55,595,811)	(52,408,689)	(9,726,563)	(11,332,903)	(704,571,238)	(681,575,822)
% of Net sales	36.9	36.7	45.2	43.5	26.2	25.4	-	-	38.7	38.2
Other operating income (expenses)	5,266,475	1,586,173	14,201,709	223,078,626	515,019	1,828,938	1,173,780	532,889	21,156,983	227,026,626
Adjusted operating result (2)	200,429,008	202,661,751	19,652,540	266,344,506	28,477,181	22,667,402	(17,750,477)	(22,951,910)	230,808,252	468,721,749
Change %	(1.1)	-	(92.6)	-	25.6	-	-	-	(50.8)	-
% of Net sales	17.2	18.3	4.2	55.0	13.4	11.0	-	-	12.7	26.3
Net financial expense	-	-	-	-	-	-	-	-	(14,602,562)	(7,766,206)
Equity and income of associates and joint ventures	-	-	-	-	-	-	-	-	(16,431,759)	(10,815,520)
Foreign currency exchange differences	-	-	-	-	-	-	-	-	(9,054,155)	3,299,657
Results as per adjustment units	-	-	-	-	-	-	-	-	(8,255,001)	742,041
Other gains (losses)	-	-	-	-	-	-	-	-	3,156,799	4,029,627
Income before taxes									185,621,574	458,211,348
Tax income (expense)									(39,975,914)	(136,126,817)
Net income for year									145,645,660	322,084,531
Non-controlling interests									15,503,968	15,193,739
Net income attributable to equity holders of the parent									130,141,692	306,890,792
Depreciation and amortization	66,301,914	63,148,804	27,077,745	19,798,708	9,826,148	7,935,006	1,815,127	2,406,676	105,020,934	93,289,194
ORBDA (3)	266,730,922	265,810,555	46,730,285	286,143,214	38,303,329	30,602,408	(15,935,350)	(20,545,234)	335,829,186	562,010,943
Change %	0.3	-	(83.7)	-	25.2	-	-	-	(40.2)	-
% of Net sales	22.9	24.0	10.1	59.1	18.0	14.8	-	-	18.4	31.5

(1)	MSD&A included Marketing, Selling, Distribution and Administrative expenses.
(2)	Adjusted operating result (for management purposes we have defined it as Net income before net financial expense, gain (losses) of joint venture and associates accounted for using the equity method, gains (losses) on exchange differences, result as per adjustment units and income taxes).
(3)	ORBDA (for management purposes we have defined it as Adjusted Operating Result before Depreciation and Amortization).
(4)	The net impact, related to early termination of Budweiser license, on International Business Operating segment earnings was a one-time gain of ThCh$ 211,228,960 in ORBDA and a loss in Other for an amount of ThCh$ 2,386,517.
(5)	The net impact, related to early termination of Budweiser license (See Note 1 – General information, letter C), on CCU’s consolidated earnings was a one-time gain of ThCh$ 208,842,443 in ORBDA and ThCh$ 157,358,973 in Net income attributable to equity holder of the parent.
F-51

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Sales information by geographic location

Net sales per geographical location	For the years ended as of December 31,
	2020	2019	2018
	ThCh$	ThCh$	ThCh$
Chile (1)	1,436,790,253	1,342,369,499	1,289,513,013
Argentina (2)	338,214,943	390,443,569	421,607,095
Uruguay	19,483,698	17,805,957	17,708,773
Paraguay	39,244,642	47,148,643	43,565,171
Bolivia (3)	23,860,142	24,773,029	10,888,285
Foreign countries	420,803,425	480,171,198	493,769,324
Total	1,857,593,678	1,822,540,697	1,783,282,337

(1)	Includes net sales correspond to Corporate Support Unit and eliminations between geographical locations. Additionally, includes net sales made in Chile of the Wines Operating segment.
(2)	Includes net sales made by the subsidiaries Finca La Celia S.A. and Los Huemules SRL., registered under the Wines Operating segment and Chile Operating segment, respectively.
(3)	See Note 15 – Business combinations, letter a).

Sales information by customer

	For the years ended as of December 31,
Net Sales	2020	2019	2018
	ThCh$	ThCh$	ThCh$
Domestic sales	1,729,519,439	1,702,109,548	1,664,613,889
Exports sales	128,074,239	120,431,149	118,668,448
Total	1,857,593,678	1,822,540,697	1,783,282,337

Sales information by product category

Sales information by product category	For the years ended as of December 31,
	2020	2019	2018
	ThCh$	ThCh$	ThCh$
Alcoholic business	1,249,738,114	1,206,288,857	1,206,506,503
Non-alcoholic business	572,856,972	583,258,201	549,746,127
Others (1)	34,998,592	32,993,639	27,029,707
Total	1,857,593,678	1,822,540,697	1,783,282,337

(1)	Others consist mainly of sales of by-products and packaging including bottles, pallets, and glasses.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Depreciation and amortization as per operating segments

Depreciation and amortization	For the years ended as of December 31,
	2020	2019	2018
	ThCh$	ThCh$	ThCh$
Chile operating segment	70,106,357	66,301,914	63,148,804
International Business operating segment	25,551,989	27,077,745	19,798,708
Wines operating segment	11,575,351	9,826,148	7,935,006
Others (1)	2,580,279	1,815,127	2,406,676
Total	109,813,976	105,020,934	93,289,194

(1)	Includes depreciation and amortization corresponding to the Corporate Support Units.

Cash flows Operating Segments

Cash flows Operating Segments	For the years ended as of December 31,
	2020	2019	2018
	ThCh$	ThCh$	ThCh$
Cash flows from (used in) Operating activities	280,669,513	242,320,045	429,313,131
Chile operating segment	151,303,443	139,560,085	155,628,235
International business operating segment	46,144,420	3,885,657	228,740,495
Wines operating segment	30,806,504	37,196,293	14,340,011
Others	52,415,146	61,678,010	30,604,390

Cash flows from (used in) Investing Activities	(140,545,147)	(144,185,726)	(199,002,101)
Chile operating segment	(127,007,063)	(125,009,624)	(115,569,854)
International business operating segment	(31,326,275)	(38,558,437)	(35,475,310)
Wines operating segment	(13,617,314)	(28,895,781)	(16,749,301)
Others (1) (*)	31,405,505	48,278,116	(31,207,636)

Cash flows from (used in) Financing Activities	64,749,555	(199,420,161)	(52,963,862)
Chile operating segment	(32,340,146)	(14,458,606)	(60,093,788)
International business operating segment	8,883,672	25,039,794	(100,573,425)
Wines operating segment	23,435,811	439,231	3,741,241
Others (1) (*)	64,770,218	(210,440,580)	103,962,110

(1)	Others include Corporate Support Units, due to cash flows are managed by CCU.

(*) It includes contribution to joint ventures. See Note 8 - Cash and cash equivalents.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Capital expenditures as per operating segments

Capital expenditures (property, plant and equipment and software additions)	For the years ended as of December 31,
	2020	2019	2018
	ThCh$	ThCh$	ThCh$
Chile operating segment	74,932,872	69,394,303	78,887,075
International Business operating segment	31,573,930	38,524,717	32,756,828
Wines operating segment	13,214,298	22,020,111	16,961,638
Others (1)	3,065,629	10,548,718	2,834,881
Total	122,786,729	140,487,849	131,440,422

(1)	Others include the capital investments corresponding to the Corporate Support Units.

Assets as per operating segments

Assets as per Operating segment	As of December 31, 2020	As of December 31, 2019
	ThCh$	ThCh$
Chile operating segment	1,473,645,561	1,255,267,920
International Business operating segment	428,447,375	460,237,744
Wines operating segment	425,591,825	380,892,311
Others (1)	197,651,771	257,292,739
Total	2,525,336,532	2,353,690,714
(1)	Includes assets corresponding to the Corporate Support Units.

Assets per geographic location

Assets per geographical location	As of December 31, 2020	As of December 31, 2019
	ThCh$	ThCh$
Chile (1)	2,065,140,158	1,862,882,784
Argentina (2)	353,431,002	370,434,173
Uruguay	23,678,290	26,403,153
Paraguay	48,742,190	55,536,326
Bolivia (3)	34,344,892	38,434,278
Total	2,525,336,532	2,353,690,714
(1)	Includes the assets corresponding to the Corporate Support Units and eliminations between geographic location and investments in associates and joint ventures. Additionally, includes part of Wines Operating segment and excludes its argentine subsidiary Finca La Celia S.A.
(2)	Includes the assets of the subsidiaries Finca La Celia S.A. and Los Huemules S.R.L., registered under the Wines Operating segment and Chile Operating segment, respectively.
(3)	See Note 15 – Business combinations, letter a).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Liabilities as per operating segments

Liabilities as per Operating segment	As of December 31, 2020	As of December 31, 2019
	ThCh$	ThCh$
Chile operating segment	599,712,023	479,278,341
International Business operating segment	174,963,952	170,050,938
Wines operating segment	175,772,540	139,805,629
Others (1)	166,069,342	121,628,583
Total	1,116,517,857	910,763,491

(1)	Others include liabilities corresponding to the Corporate Support Units.

Operating Segment’s additional information

The Consolidated Statement of Income classified according to the Company’s operations management is as follows:

CONSOLIDATED STATEMENT OF INCOME	Notes	For the years ended December 31,
		2020	2019	2018 (*)
		ThCh$	ThCh$	ThCh$
Sales revenue external customers		1,822,595,086	1,789,547,058	1,756,252,630
Other income		34,998,592	32,993,639	27,029,707
Net sales		1,857,593,678	1,822,540,697	1,783,282,337
Change %		1.9	2.2	-
Cost of sales		(984,035,922)	(908,318,190)	(860,011,392)
% of Net sales		53.0	49.8	48.2
Gross margin		873,557,756	914,222,507	923,270,945
% of Net sales		47.0	50.2	51.8
MSD&A (1)		(704,790,245)	(704,571,238)	(681,575,822)
% of Net sales		37.9	38.7	38.2
Other operating income (expenses)		17,823,354	21,156,983	227,026,626
Adjusted operating result (2)		186,590,865	230,808,252	468,721,749
Change %		(19.2)	(50.8)	-
% of Net sales		10.0	12.7	26.3
Net financial expense	33	(25,262,920)	(14,602,562)	(7,766,206)
Equity and income of associates and joint ventures	16	(8,437,209)	(16,431,759)	(10,815,520)
Gains (losses) on exchange differences	33	2,551,823	(9,054,155)	3,299,657
Results as per adjustment units	33	(429,198)	(8,255,001)	742,041
Other gains (losses)	32	(11,410,085)	3,156,799	4,029,627
Income before taxes		143,603,276	185,621,574	458,211,348
Tax income (expense)	25	(35,408,420)	(39,975,914)	(136,126,817)
Net income for year		108,194,856	145,645,660	322,084,531
Non-controlling interests	29	12,042,584	15,503,968	15,193,739
Net income attributable to equity holders of the parent		96,152,272	130,141,692	306,890,792
Depreciation and amortization	30	109,813,976	105,020,934	93,289,194
ORBDA (3)		296,404,841	335,829,186	562,010,943
Change %		(11.7)	(40.2)	-
% of Net sales		16.0	18.4	31.5

(*) The net impact, related to early termination of Budweiser license (See Note 1 – General information, letter C), on CCU’s consolidated earnings was a one-time gain of ThCh$ 208,842,443 in ORBDA and ThCh$ 157,358,973 in Net income attributable to equity holder of the parent.

See definition of (1), (2) and (3), in information as per Operating segment under this Note.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

The following is a reconciliation of our Net income, the main comparable IFRS measure to Adjusted Operating Result for the years ended December 31, 2020, 2019 and 2018:

	For the years ended December 31,
	2020	2019	2018 (*)
	ThCh$	ThCh$	ThCh$
Net income of year	108,194,856	145,645,660	322,084,531
Add (Subtract):
Other gains (losses)	11,410,085	(3,156,799)	(4,029,627)
Finance income	(3,451,143)	(13,117,641)	(15,794,456)
Finance costs	28,714,063	27,720,203	23,560,662
Share of net loss of joint ventures and associates accounted for using the equity method	8,437,209	16,431,759	10,815,520
Gains (losses) on exchange differences	(2,551,823)	9,054,155	(3,299,657)
Result as per adjustment units	429,198	8,255,001	(742,041)
Income tax expense	35,408,420	39,975,914	136,126,817
Adjusted operating result	186,590,865	230,808,252	468,721,749
Depreciation and amortization	109,813,976	105,020,934	93,289,194
ORBDA	296,404,841	335,829,186	562,010,943

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

The following is a reconciliation of the consolidated amounts presented for MSD&A with the comparable amounts presented on the face of our consolidated statement of income:

	For the years ended December 31.
	2020	2019	2018
	ThCh$	ThCh$	ThCh$
Consolidated statement of income
Distribution costs	(337,101,549)	(327,543,973)	(314,391,183)
Administrative expenses	(138,811,668)	(136,975,243)	(152,376,458)
Other expenses by function	(230,349,566)	(241,479,749)	(216,236,609)
Other expenses included in ´Other expenses by function´	1,472,538	1,427,727	1,428,428
Total MSD&A	(704,790,245)	(704,571,238)	(681,575,822)

Segment information by joint ventures and associates

The Administration of the Company review the financial situation and result of the all of their joint ventures and associated that is described in Note 16 - Investments accounted for using equity method.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Note 7 Financial Instruments

Financial instruments categories

The carrying amounts of each financial instrument category as of each year-end are detailed as follows:

	As of December 31, 2020		As of December 31, 2019
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instruments	222,443	-	3,412,197	-
Market securities and investments in other companies	7,329,096	-	6,245,817	-
Derivatives designated as hedges	4,661,049	11,953,435	157,344	4,670,538
Total other financial assets	12,212,588	11,953,435	9,815,358	4,670,538
Accounts receivable - trade and other receivable (net)	275,387,923	1,860,635	300,013,940	3,224,627
Accounts receivable from related parties	5,313,079	132,555	3,278,685	118,122
Total accounts receivables	280,701,002	1,993,190	303,292,625	3,342,749
Sub-Total financial assets	292,913,590	13,946,625	313,107,983	8,013,287
Cash and cash equivalents	396,389,016	-	196,369,224	-
Total financial assets	689,302,606	13,946,625	509,477,207	8,013,287
Bank borrowings	37,754,705	88,151,400	42,447,438	99,749,082
Bonds payable	7,691,023	324,725,456	6,744,739	133,806,947
Deposits for return of bottles and containers	14,116,167	-	13,290,754	-
Total financial liabilities measured at amortized cost	59,561,895	412,876,856	62,482,931	233,556,029
Derivatives not designated as hedges	4,243,939	-	240,394	-
Derivatives designated as hedges	5,323,640	-	805,306	-
Total financial derivative liabilities	9,567,579	-	1,045,700	-
Total other financial liabilities (*)	69,129,474	412,876,856	63,528,631	233,556,029
Lease Liabilities	4,934,639	27,200,272	4,857,097	28,213,259
Total lease liabilities (**)	4,934,639	27,200,272	4,857,097	28,213,259
Account payable- trade and other payable	324,521,077	19,875	306,655,558	26,550
Accounts payable to related parties	18,432,354	-	8,979,434	-
Total commercial obligations and other accounts payable	342,953,431	19,875	315,634,992	26,550
Total financial liabilities	417,017,544	440,097,003	384,020,720	261,795,838

(*) See Note 21 - Other financial liabilities.

(**) See Note 22 - Lease liabilities.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Fair value of Financial instruments

The following tables show fair values, based on financial instrument categories, compared to the carrying amount included in the Consolidated Statements of Financial Position:

a)	Financial assets and liabilities are detailed as follows:

	As of December 31, 2020		As of December 31, 2019
	Book Value	Fair Value	Book Value	Fair Value
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instruments	222,443	222,443	3,412,197	3,412,197
Market securities and investments in other companies	7,329,096	7,329,096	6,245,817	6,245,817
Derivatives designated as hedges	16,614,484	16,614,484	4,827,882	4,827,882
Total other financial assets	24,166,023	24,166,023	14,485,896	14,485,896
Accounts receivable - trade and other receivable (net)	277,248,558	277,248,558	303,238,567	303,238,567
Accounts receivable from related parties	5,445,634	5,445,634	3,396,807	3,396,807
Total accounts receivables	282,694,192	282,694,192	306,635,374	306,635,374
Sub-Total financial assets	306,860,215	306,860,215	321,121,270	321,121,270
Cash and cash equivalents	396,389,016	396,389,016	196,369,224	196,369,224
Total financial assets	703,249,231	703,249,231	517,490,494	517,490,494
Bank borrowings	125,906,105	131,188,200	142,196,520	149,583,520
Bonds payable	332,416,479	373,570,478	140,551,686	189,670,078
Deposits for return of bottles and containers	14,116,167	14,116,167	13,290,754	13,290,754
Total financial liabilities measured at amortized cost	472,438,751	518,874,845	296,038,960	352,544,352
Derivatives not designated as hedges	4,243,939	4,243,939	240,394	240,394
Derivatives designated as hedges	5,323,640	5,323,640	805,306	805,306
Total financial derivative liabilities	9,567,579	9,567,579	1,045,700	1,045,700
Total other financial liabilities (*)	482,006,330	528,442,424	297,084,660	353,590,052
Lease Liabilities	32,134,911	32,134,911	33,070,356	33,070,356
Total lease liabilities (**)	32,134,911	32,134,911	33,070,356	33,070,356
Account payable- trade and other payable	324,540,952	324,540,952	306,682,108	306,682,108
Accounts payable to related parties	18,432,354	18,432,354	8,979,434	8,979,434
Total commercial obligations and other accounts payable	342,973,306	342,973,306	315,661,542	315,661,542
Total financial liabilities	857,114,547	903,550,641	645,816,558	702,321,950

(*) See Note 21 - Other financial liabilities.

(**) See Note 22 - Lease liabilities.

The carrying amount of cash and cash equivalents, other financial assets, financial derivative liabilities, and lease liabilities approximate their fair value due to their short-term nature or by its valuation methodology while loans receivable and accounts receivable are due to the fact that any collection loss is already reflected in the impairment loss provision.

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

The fair value of bank borrowings and Bonds payable has hierarchy level 2 of fair value.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020
b)	Financial instruments by category:

As of December 31, 2020	Fair value with changes in income	Financial assets measured at amortized cost	Hedge derivatives	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets
Derivative financial instruments	222,443	-	-	222,443
Marketable securities and investments in other companies	7,329,096	-	-	7,329,096
Derivatives designated as hedges	-	-	16,614,484	16,614,484
Total other financial assets	7,551,539	-	16,614,484	24,166,023
Cash and cash equivalents	-	396,389,016	-	396,389,016
Trade and other receivable (net)	-	277,248,558	-	277,248,558
Accounts receivable from related parties	-	5,445,634	-	5,445,634
Total financial assets	7,551,539	679,083,208	16,614,484	703,249,231

As of December 31, 2020	Fair value with changes in income	Hedge derivatives	Financial liabilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial liabilities
Bank borrowings	-	-	125,906,105	125,906,105
Bonds payable	-	-	332,416,479	332,416,479
Deposits for return of bottles and containers	-	-	14,116,167	14,116,167
Derivatives not designated as hedges	4,243,939	-	-	4,243,939
Derivatives designated as hedges	-	5,323,640	-	5,323,640
Total Other financial liabilities	4,243,939	5,323,640	472,438,751	482,006,330
Leases liabilities	-	-	32,134,911	32,134,911
Account payable- trade and other payable	-	-	324,540,952	324,540,952
Accounts payable to related parties	-	-	18,432,354	18,432,354
Total financial liabilities	4,243,939	5,323,640	847,546,968	857,114,547

As of December 31, 2019	Fair value with changes in income	Financial assets measured at amortized cost	Hedge derivatives	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets
Derivative financial instruments	3,412,197	-	-	3,412,197
Marketable securities and investments in other companies	6,245,817	-	-	6,245,817
Derivatives designated as hedges	-	-	4,827,882	4,827,882
Total other financial assets	9,658,014	-	4,827,882	14,485,896
Cash and cash equivalents	-	196,369,224	-	196,369,224
Trade and other receivable (net)	-	303,238,567	-	303,238,567
Accounts receivable from related parties	-	3,396,807	-	3,396,807
Total financial assets	9,658,014	503,004,598	4,827,882	517,490,494

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

As of December 31, 2019	Fair value with changes in income	Hedge derivatives	Financial liabilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial liabilities
Bank borrowings	-	-	142,196,520	142,196,520
Bonds payable	-	-	140,551,686	140,551,686
Deposits for return of bottles and containers	-	-	13,290,754	13,290,754
Derivatives not designated as hedges	240,394	-	-	240,394
Derivatives designated as hedges	-	805,306	-	805,306
Total Other financial liabilities	240,394	805,306	296,038,960	297,084,660
Leases liabilities	-	-	33,070,356	33,070,356
Account payable- trade and other payable	-	-	306,682,108	306,682,108
Accounts payable to related parties	-	-	8,979,434	8,979,434
Total financial liabilities	240,394	805,306	644,770,858	645,816,558

Derivative Instruments

The detail of maturities, number of derivative agreements, contracted nominal amounts, fair values and the classification of such derivative instruments by type of agreement at the closing of each year are detailed as follows:

	As of December 31, 2020				As of December 31, 2019
	Number of agreements	Nominal amounts thousand	Asset	Liability	Number of agreements	Nominal amounts thousand	Asset	Liability
			ThCh$	ThCh$			ThCh$	ThCh$
Cross currency interest rate swaps CLP/USD	4	10,000	16,614,484	4,815,182	1	2,000	4,571,984	805,306
Less than a year	-	-	4,661,049	4,815,182	-	-	-	805,306
Between 1 and 5 years	4	10,000	11,953,435	-	1	2,000	4,571,984	-
Cross currency interest rate swaps USD/EURO	1	11,600	-	508,458	1	11,600	255,898	-
Less than a year	1	11,600	-	508,458	-	-	157,344	-
Between 1 and 5 years	-	-	-	-	1	11,600	98,554	-
Total	5		16,614,484	5,323,640	2		4,827,882	805,306
Forwards USD	21	101,418	63,143	4,118,216	14	72,593	2,989,286	160,803
Less than a year	21	101,418	63,143	4,118,216	14	72,593	2,989,286	160,803
Forwards Euro	5	23,884	9,819	125,723	5	26,393	412,065	79,591
Less than a year	5	23,884	9,819	125,723	5	26,393	412,065	79,591
Forwards CAD	1	2,500	100,958	-	1	800	10,846	-
Less than a year	1	2,500	100,958	-	1	800	10,846	-
Forwards GBP	1	800	48,523	-	-	-	-	-
Less than a year	1	800	48,523	-	-	-	-	-
Total	28		222,443	4,243,939	20		3,412,197	240,394
Total instruments	33		16,836,927	9,567,579	22		8,240,079	1,045,700

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

As of December 31, 2020
Entity	Nature of risks covered	Rights		Obligations		Fair value of net asset (liabilities)	Maturity
		Currency	Amount	Currency	Amount	Amount
			ThCh$		ThCh$	ThCh$
Scotiabank Chile	Flow interest rate and exchange rate on bank loans	USD	8,288,973	EUR	8,797,431	(508,458)	06-18-2021
Banco de Chile	Flow interest rate on bank bonds	UF	53,163,284	CLP	48,502,235	4,661,049	09-15-2021
Banco Santander	Flow interest rate on bank bonds	UF	99,523,402	CLP	96,705,562	2,817,840	08-10-2023
Banco Scotiabank	Flow interest rate on bank bonds	UF	63,400,143	CLP	61,365,413	2,034,730	06-01-2023
Banco Santander	Flow interest rate on bank bonds	UF	94,206,548	CLP	91,920,865	2,285,683	06-01-2023

As of December 31, 2019
Entity	Nature of risks covered	Rights		Obligations		Fair value of net asset (liabilities)	Maturity
		Currency	Amount	Currency	Amount	Amount
			ThCh$		ThCh$	ThCh$
Scotiabank Chile	Flow interest rate and exchange rate on bank bonds	USD	8,820,379	EUR	8,564,481	255,898	06-18-2021
Banco de Chile	Flow interest rate on bank bonds	UF	59,233,320	CLP	55,466,642	3,766,678	09-15-2021

The Consolidated Statement of Other Comprehensive Income includes under the caption cash flow hedge, for the years ended December 31, 2020, a credit before income taxes of ThCh$ 4,068,855 (ThCh$ 345,986 and ThCh$ 63,008, in 2019 and 2018, respectively), related to the fair value of Cross Currency Interest Swap and Cross Interest Rate Swap derivatives instruments.

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

Level 3	Fair values obtained through internally developed models or methodologies that use information which may not be observed or which is illiquid.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

The fair value of financial instruments recorded at fair value in the Consolidated Financial Statements, is detailed as follows:

As of December 31, 2020	Recorded fair value	Fair value hierarchy
		level 1	level 2	level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instruments	222,443	-	222,443	-
Market securities and investments in other companies	7,329,096	7,329,096	-	-
Derivatives designated as hedges	16,614,484	-	16,614,484	-
Total other financial assets	24,166,023	7,329,096	16,836,927	-
Derivatives not designated as hedges	4,243,939	-	4,243,939	-
Derivatives designated as hedges	5,323,640	-	5,323,640	-
Total financial derivative liabilities	9,567,579	-	9,567,579	-

As of December 31, 2019	Recorded fair value	Fair value hierarchy
		level 1	level 2	level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instruments	3,412,197	-	3,412,197	-
Market securities and investments in other companies	6,245,817	6,245,817	-	-
Derivatives designated as hedges	4,827,882	-	4,827,882	-
Total other financial assets	14,485,896	6,245,817	8,240,079	-
Derivatives not designated as hedges	240,394	-	240,394	-
Derivatives designated as hedges	805,306	-	805,306	-
Total financial derivative liabilities	1,045,700	-	1,045,700	-

During the year ended as of December 31, 2020, the Company has not made any significant instrument transfers between levels 1 and 2.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Note 8 Cash and cash equivalents

Cash and cash equivalent balances are detailed as follows:

	As of December 31, 2020	As of December 31, 2019	As of December 31, 2018
	ThCh$	ThCh$	ThCh$
Cash on hand	320,274	242,308	221,071
Bank balances	80,767,977	71,393,732	64,085,358
Cash	81,088,251	71,636,040	64,306,429
Time deposits	106,109,299	4,356,420	46,723,278
Securities purchased under resale agreements	179,357,487	101,077,015	196,319,058
Investments in mutual funds	19,194,583	5,888,424	10,194,222
Short term investments classified as cash equivalents	198,552,070	106,965,439	206,513,280
Cash equivalents	304,661,369	111,321,859	253,236,558
Overnight deposits	10,639,396	13,411,325	1,471,063
Total other cash and cash equivalents	10,639,396	13,411,325	1,471,063
Total	396,389,016	196,369,224	319,014,050

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

The composition of cash and cash equivalents by currency as of December 31, 2020, is detailed as follows:

	Chilean Peso	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan Guarani	Bolivian	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash on hand	83,672	3,702	-	13,683	-	26,056	193,161	-	320,274
Bank balances	63,009,146	7,026,213	862,011	2,474,235	1,213,256	2,508,234	3,227,494	447,388	80,767,977
Cash	63,092,818	7,029,915	862,011	2,487,918	1,213,256	2,534,290	3,420,655	447,388	81,088,251
Time deposits	92,915,729	4,621,188	-	8,572,382	-	-	-	-	106,109,299
Securities purchased under resale agreements	179,353,248	4,239	-	-	-	-	-	-	179,357,487
Investments in mutual funds	-	-	-	19,194,583	-	-	-	-	19,194,583
Short term investments classified as cash equivalents	179,353,248	4,239	-	19,194,583	-	-	-	-	198,552,070
Cash equivalents	272,268,977	4,625,427	-	27,766,965	-	-	-	-	304,661,369
Overnight deposits	-	10,639,396	-	-	-	-	-	-	10,639,396
Total other cash and cash equivalents	-	10,639,396	-	-	-	-	-	-	10,639,396
Total	335,361,795	22,294,738	862,011	30,254,883	1,213,256	2,534,290	3,420,655	447,388	396,389,016

The composition of cash and cash equivalents by currency as of December 31, 2019, is detailed as follows:

	Chilean Peso	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan Guarani	Bolivian	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash on hand	92,440	3,964	-	6,727	-	-	139,177	-	242,308
Bank balances	48,583,607	10,176,489	2,592,865	1,577,902	1,384,395	2,763,191	3,184,376	1,130,907	71,393,732
Cash	48,676,047	10,180,453	2,592,865	1,584,629	1,384,395	2,763,191	3,323,553	1,130,907	71,636,040
Time deposits	2,450,392	1,906,028	-	-	-	-	-	-	4,356,420
Securities purchased under resale agreements	101,077,015	-	-	-	-	-	-	-	101,077,015
Investments in mutual funds	-	-	-	5,888,424	-	-	-	-	5,888,424
Short term investments classified as cash equivalents	101,077,015	-	-	5,888,424	-	-	-	-	106,965,439
Cash equivalents	103,527,407	1,906,028	-	5,888,424	-	-	-	-	111,321,859
Overnight deposits	-	13,411,325	-	-	-	-	-	-	13,411,325
Total other cash and cash equivalents	-	13,411,325	-	-	-	-	-	-	13,411,325
Total	152,203,454	25,497,806	2,592,865	7,473,053	1,384,395	2,763,191	3,323,553	1,130,907	196,369,224

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

The composition of cash and cash equivalents by currency as of December 31, 2018, is detailed as follows:

	Chilean Peso	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan Guarani	Bolivian	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash on hand	77,940	5,290	-	5,477	-	-	132,364	-	221,071
Bank balances	39,692,222	17,550,277	954,640	1,039,825	548,975	2,495,748	1,127,401	676,270	64,085,358
Cash	39,770,162	17,555,567	954,640	1,045,302	548,975	2,495,748	1,259,765	676,270	64,306,429
Time deposits	24,755,756	-	-	21,967,522	-	-	-	-	46,723,278
Securities purchased under resale agreements	196,319,058	-	-	-	-	-	-	-	196,319,058
Investments in mutual funds	-	-	-	10,194,222	-	-	-	-	10,194,222
Short term investments classified as cash equivalents	196,319,058	-	-	10,194,222	-	-	-	-	206,513,280
Cash equivalents	221,074,814	-	-	32,161,744	-	-	-	-	253,236,558
Overnight deposits	-	1,471,063	-	-	-	-	-	-	1,471,063
Total other cash and cash equivalents	-	1,471,063	-	-	-	-	-	-	1,471,063
Total	260,844,976	19,026,630	954,640	33,207,046	548,975	2,495,748	1,259,765	676,270	319,014,050

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

The composition of time deposits is detailed as follows:

As of December 31, 2020:

Financial entity	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
				ThCh$
Banco Bice - Chile	11-30-2020	01-18-2021	CLP	599,924	0.02
Banco Bice - Chile	12-01-2020	02-16-2021	CLP	500,562	0.02
Banco Bice - Chile	12-21-2020	01-05-2021	CLP	171,656	0.02
Banco Consorcio - Chile	11-30-2020	01-11-2021	CLP	1,199,904	0.02
Banco de Chile	11-30-2020	02-22-2021	CLP	1,036,848	0.02
Banco de Chile	11-30-2020	01-20-2021	CLP	599,916	0.02
Banco de Chile	12-29-2020	01-05-2021	USD	3,554,760	0.05
Banco de Chile	12-29-2020	01-05-2021	USD	1,066,428	0.05
Banco de Chile	12-29-2020	01-05-2021	CLP	2,750,018	0.01
Banco de Crédito e Inversiones - Chile	12-03-2020	01-07-2021	CLP	4,001,080	0.03
Banco de Crédito e Inversiones - Chile	12-03-2020	01-12-2021	CLP	2,970,653	0.03
Banco de Crédito e Inversiones - Chile	12-04-2020	02-02-2021	CLP	3,035,095	0.03
Banco de Crédito e Inversiones - Chile	12-11-2020	02-09-2021	CLP	4,005,434	0.03
Banco de Crédito e Inversiones - Chile	12-11-2020	02-19-2021	CLP	4,000,760	0.03
Banco del Estado de Chile	12-01-2020	01-07-2021	CLP	349,981	0.02
Banco del Estado de Chile	12-01-2020	01-07-2021	CLP	1,599,915	0.02
Banco del Estado de Chile	12-01-2020	01-07-2021	CLP	150,770	0.02
Banco del Estado de Chile	12-02-2020	03-02-2021	CLP	3,203,525	0.02
Banco del Estado de Chile	12-14-2020	03-12-2021	CLP	2,998,561	0.02
Banco del Estado de Chile	12-28-2020	01-07-2021	CLP	599,968	0.02
Banco del Estado de Chile	12-28-2020	01-04-2021	CLP	5,160,074	0.01
Banco Galicia	12-22-2020	01-21-2021	ARS	4,264,230	0.03
Banco Itaú - Chile	12-18-2020	03-18-2021	CLP	5,003,388	0.04
Banco Itaú - Chile	12-22-2020	02-19-2021	CLP	4,002,133	0.04
Banco Patagonia	12-11-2020	01-11-2021	ARS	4,308,152	0.03
Banco Santander - Chile	10-23-2020	01-21-2021	CLP	3,002,365	0.02
Banco Santander - Chile	11-26-2020	01-11-2021	CLP	5,001,133	0.02
Banco Santander - Chile	11-26-2020	01-25-2021	CLP	5,001,133	0.02
Banco Santander - Chile	12-04-2020	02-02-2021	CLP	5,000,867	0.02
Banco Security - Chile	11-26-2020	01-22-2021	CLP	5,001,133	0.02
Banco Security - Chile	12-29-2020	03-29-2021	CLP	3,953,938	0.03
Scotiabank Chile	11-26-2020	02-23-2021	CLP	4,928,234	0.02
Scotiabank Chile	11-26-2020	02-24-2021	CLP	5,074,166	0.02
Scotiabank Chile	12-16-2020	02-15-2021	CLP	7,972,555	0.02
Scotiabank Chile	12-24-2020	03-24-2021	CLP	40,040	0.03
Total				106,109,299

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

As of December 31, 2019:

Financial entity	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
				ThCh$
Banco de Chile	12-27-2019	01-03-2020	CLP	2,450,392	0.12
Banco de Chile	12-27-2019	01-09-2020	USD	1,108,307	0.12
Banco de Chile	12-20-2019	01-10-2020	USD	486,897	0.12
Banco de Chile	12-23-2019	01-06-2020	USD	310,824	0.12
Total				4,356,420

As of December 31, 2018:

Financial entity	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
				ThCh$
Banco de Chile	12-21-2018	01-30-2019	USD	486,812	0.29
Banco de Chile	12-24-2018	01-09-2019	CLP	1,250,613	0.21
Banco de Chile	12-26-2018	01-25-2019	USD	139,017	0.27
Banco de Chile	12-27-2018	01-25-2019	USD	62,548	0.23
Banco Francés - Argentina	12-07-2018	03-07-2019	ARS	5,921,330	0.53
Banco Francés - Argentina	12-12-2018	03-12-2019	ARS	5,110,766	0.50
Banco HSBC - Argentina	12-12-2018	03-12-2019	ARS	4,921,479	0.50
Banco Itaú - Argentina	11-07-2018	01-07-2019	ARS	6,013,947	0.58
Banco Santander - Chile	12-18-2018	01-10-2019	CLP	2,803,033	0.25
Banco Santander - Chile	12-19-2018	01-10-2019	CLP	10,010,400	0.26
Banco Santander - Chile	12-27-2018	01-24-2019	CLP	10,003,333	0.25
Total				46,723,278
F-67

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

The composition of securities purchased under resale agreements is detailed as follows:

As of December 31, 2020:

Financial entity	Underlying Asset (Time Deposit) (*)	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
					ThCh$
BanChile Corredores de Bolsa S.A.	Banco Central de Chile	12-30-2020	01-04-2021	CLP	12,198,902	0.01
BanChile Corredores de Bolsa S.A.	Banco Central de Chile	12-30-2020	01-04-2021	CLP	799,928	0.01
BanChile Corredores de Bolsa S.A.	Banco Central de Chile	12-30-2020	01-04-2021	CLP	3,499,685	0.01
BanChile Corredores de Bolsa S.A.	Banco Central de Chile	12-30-2020	01-04-2021	CLP	1,799,838	0.01
BanChile Corredores de Bolsa S.A.	Banco Central de Chile	12-30-2020	01-04-2021	CLP	849,924	0.01
BanChile Corredores de Bolsa S.A.	Banco Central de Chile	12-30-2020	01-04-2021	CLP	5,000,000	0.01
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-30-2020	01-04-2021	CLP	301,140	0.01
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-30-2020	01-04-2021	CLP	75	0.01
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-30-2020	01-04-2021	CLP	327	0.01
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-30-2020	01-04-2021	CLP	168	0.01
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-30-2020	01-04-2021	CLP	79	0.01
BancoEstado S.A. Corredores de Bolsa	Banco Central de Chile	12-24-2020	01-05-2021	CLP	598,213	0.02
BancoEstado S.A. Corredores de Bolsa	Banco Central de Chile	12-30-2020	01-05-2021	CLP	1,497,373	0.03
BancoEstado S.A. Corredores de Bolsa	Banco Central de Chile	12-30-2020	01-21-2021	CLP	1,546,802	0.03
BancoEstado S.A. Corredores de Bolsa	Banco Central de Chile	12-24-2020	01-05-2021	CLP	897,320	0.02
BancoEstado S.A. Corredores de Bolsa	Banco Central de Chile	12-24-2020	01-05-2021	CLP	997,022	0.02
BancoEstado S.A. Corredores de Bolsa	Banco Central de Chile	12-28-2020	01-05-2021	CLP	25,177,686	0.03
BancoEstado S.A. Corredores de Bolsa	Banco Central de Chile	12-30-2020	01-05-2021	CLP	2,553,682	0.03
BancoEstado S.A. Corredores de Bolsa	Banco Central de Chile	12-24-2020	01-05-2021	CLP	897,320	0.02
BancoEstado S.A. Corredores de Bolsa	Banco Central de Chile	12-30-2020	01-07-2021	CLP	1,989,442	0.03
BancoEstado S.A. Corredores de Bolsa	Banco Central de Chile	12-24-2020	01-05-2021	CLP	498,511	0.02
BancoEstado S.A. Corredores de Bolsa	Banco Central de Chile	12-30-2020	01-07-2021	CLP	598,291	0.03
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-30-2020	01-05-2021	CLP	2,642	0.03
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-30-2020	01-05-2021	CLP	246,346	0.03
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-30-2020	01-07-2021	CLP	10,578	0.03
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-30-2020	01-14-2021	CLP	667,953	0.03
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-30-2020	01-07-2021	CLP	1,715	0.03
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones - Chile	12-30-2020	01-21-2021	CLP	453,218	0.03
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones - Chile	12-28-2020	01-14-2021	CLP	1,500,045	0.03
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones - Chile	12-28-2020	01-05-2021	CLP	4,823,214	0.03
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones - Chile	12-30-2020	01-14-2021	CLP	2,000,020	0.03
BancoEstado S.A. Corredores de Bolsa	Banco Santander - Chile	12-30-2020	01-14-2021	CLP	7,832,132	0.03
BancoEstado S.A. Corredores de Bolsa	Banco Santander - Chile	12-30-2020	01-21-2021	CLP	1,200,012	0.03
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-24-2020	01-05-2021	CLP	1,815	0.02
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-17-2020	01-05-2021	CLP	900,084	0.02
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-24-2020	01-05-2021	CLP	2,722	0.02
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-24-2020	01-05-2021	CLP	3,025	0.02
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-24-2020	01-05-2021	CLP	2,722	0.02
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-24-2020	01-05-2021	CLP	1,512	0.02
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-30-2020	01-14-2021	CLP	8,400,084	0.03
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-17-2020	01-05-2021	CLP	5,000,000	0.02
BancoEstado S.A. Corredores de Bolsa	Scotiabank Chile	12-30-2020	01-14-2021	CLP	1,000,010	0.03
BASA - Paraguay	BASA - Paraguay	10-19-2020	01-18-2021	USD	4,239	0.02
Scotia Corredora de Bolsa Chile S.A.	Banco Consorcio - Chile	12-29-2020	01-14-2021	CLP	11,525,797	0.03
Scotia Corredora de Bolsa Chile S.A.	Banco de Chile	12-29-2020	01-07-2021	CLP	4,793,536	0.03
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	12-29-2020	01-07-2021	CLP	20,639,190	0.03
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	12-29-2020	01-14-2021	CLP	5,031,227	0.03
Scotia Corredora de Bolsa Chile S.A.	Banco Itaú Corpbanca - Chile	12-29-2020	01-07-2021	CLP	37,761	0.03
Scotia Corredora de Bolsa Chile S.A.	Banco Itaú Corpbanca - Chile	12-29-2020	01-14-2021	CLP	12,085,681	0.03
Scotia Corredora de Bolsa Chile S.A.	Banco Santander - Chile	12-29-2020	01-07-2021	CLP	3,530,093	0.03
Scotia Corredora de Bolsa Chile S.A.	Banco Security - Chile	12-29-2020	01-14-2021	CLP	1,995,032	0.03
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	12-29-2020	01-14-2021	CLP	9,363,062	0.03
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	12-29-2020	01-07-2021	CLP	14,000,280	0.03
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	12-29-2020	01-14-2021	CLP	600,012	0.03
Total					179,357,487

(*) All financial instruments acquired under resale agreements, correspond to time deposits and are subject to a fixed interest rate.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

As of December 31, 2019:

Financial entity	Underlying Asset (Time Deposit) (*)	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
					ThCh$
BanChile Corredores de Bolsa S.A.	Banco Central de Chile	12-30-2019	01-02-2020	CLP	6,176,480	0.22
BanChile Corredores de Bolsa S.A.	Banco Bice - Chile	12-27-2019	01-02-2020	CLP	734,448	0.18
BanChile Corredores de Bolsa S.A.	Banco de Crédito e Inversiones - Chile	12-27-2019	01-02-2020	CLP	2,776,880	0.18
BanChile Corredores de Bolsa S.A.	Banco de Crédito e Inversiones - Chile	12-30-2019	01-02-2020	CLP	1,124,056	0.22
BanChile Corredores de Bolsa S.A.	Banco de Crédito e Inversiones - Chile	12-30-2019	01-09-2020	CLP	100,005	0.16
BanChile Corredores de Bolsa S.A.	Banco Itaú Corpbanca - Chile	12-27-2019	01-02-2020	CLP	489,632	0.18
BancoEstado S.A. Corredores de Bolsa	Banco Consorcio - Chile	12-30-2019	01-16-2020	CLP	376,110	0.18
BancoEstado S.A. Corredores de Bolsa	Banco Consorcio - Chile	12-30-2019	01-24-2020	CLP	369,030	0.18
BancoEstado S.A. Corredores de Bolsa	Banco Consorcio - Chile	12-23-2019	01-06-2020	CLP	300,168	0.21
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-27-2019	01-03-2020	CLP	12,003,360	0.21
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones - Chile	12-26-2019	01-03-2020	CLP	4,001,333	0.20
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones - Chile	12-23-2019	01-06-2020	CLP	1,200,672	0.21
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones - Chile	12-26-2019	01-03-2020	CLP	6,002,000	0.20
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones - Chile	12-26-2019	01-03-2020	CLP	500,167	0.20
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-27-2019	01-03-2020	CLP	5,001,400	0.21
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-30-2019	01-09-2020	CLP	200,012	0.18
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-30-2019	01-24-2020	CLP	331,012	0.18
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-30-2019	01-09-2020	CLP	300,018	0.18
BancoEstado S.A. Corredores de Bolsa	Banco Itaú Corpbanca - Chile	12-27-2019	01-03-2020	CLP	4,001,120	0.21
BancoEstado S.A. Corredores de Bolsa	Banco Santander - Chile	12-26-2019	01-03-2020	CLP	9,403,133	0.20
BancoEstado S.A. Corredores de Bolsa	Banco Santander - Chile	12-30-2019	01-16-2020	CLP	5,959,517	0.18
BancoEstado S.A. Corredores de Bolsa	Banco Security - Chile	12-27-2019	01-02-2020	CLP	658,478	0.21
BancoEstado S.A. Corredores de Bolsa	Banco Security - Chile	12-23-2019	01-06-2020	CLP	300,168	0.21
BancoEstado S.A. Corredores de Bolsa	Banco Security - Chile	12-30-2019	01-16-2020	CLP	1,000,060	0.18
BancoEstado S.A. Corredores de Bolsa	Scotiabank Chile	12-27-2019	01-02-2020	CLP	1,192,040	0.21
BancoEstado S.A. Corredores de Bolsa	Scotiabank Chile	12-27-2019	01-09-2020	CLP	1,200,336	0.21
BancoEstado S.A. Corredores de Bolsa	Scotiabank Chile	12-30-2019	01-16-2020	CLP	3,864,985	0.18
Scotia Corredora de Bolsa Chile S.A.	Banco Bice - Chile	12-26-2019	01-03-2020	CLP	2,289,511	0.21
Scotia Corredora de Bolsa Chile S.A.	Banco de Chile	12-26-2019	01-03-2020	CLP	1,500,525	0.21
Scotia Corredora de Bolsa Chile S.A.	Banco de Chile	12-26-2019	01-03-2020	CLP	1,211,714	0.21
Scotia Corredora de Bolsa Chile S.A.	Banco de Chile	12-26-2019	01-03-2020	CLP	814,100	0.21
Scotia Corredora de Bolsa Chile S.A.	Banco Itaú Corpbanca - Chile	12-27-2019	01-06-2020	CLP	639,513	0.21
Scotia Corredora de Bolsa Chile S.A.	Banco Itaú Corpbanca - Chile	12-26-2019	01-03-2020	CLP	5,109,314	0.21
Scotia Corredora de Bolsa Chile S.A.	Banco Santander - Chile	12-26-2019	01-03-2020	CLP	5,705,073	0.21
Scotia Corredora de Bolsa Chile S.A.	Banco Security - Chile	12-26-2019	01-03-2020	CLP	2,950,955	0.21
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	12-26-2019	01-03-2020	CLP	2,926,683	0.21
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	12-27-2019	01-06-2020	CLP	8,363,007	0.21
Total					101,077,015

(*) All financial instruments acquired under resale agreements, correspond to time deposits and are subject to a fixed interest rate.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

As of December 31, 2018:

Financial entity	Underlying Asset (Time Deposit) (*)	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
					ThCh$
BanChile Corredores de Bolsa S.A.	Banco del Estado de Chile	12-17-2018	01-04-2019	CLP	6,807,616	0.24
BanChile Corredores de Bolsa S.A.	Scotiabank Chile	12-20-2018	01-10-2019	CLP	3,552,994	0.23
BanChile Corredores de Bolsa S.A.	Scotiabank Chile	12-21-2018	01-10-2019	CLP	1,196,505	0.23
BanChile Corredores de Bolsa S.A.	Banco BICE - Chile	12-21-2018	01-10-2019	CLP	1,997,067	0.23
BanChile Corredores de Bolsa S.A.	Banco Security - Chile	12-21-2018	01-10-2019	CLP	709,418	0.23
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-21-2018	01-10-2019	CLP	296,155	0.23
BanChile Corredores de Bolsa S.A.	Banco Security - Chile	12-21-2018	01-10-2019	CLP	184,213	0.23
BanChile Corredores de Bolsa S.A.	Scotiabank Chile	12-21-2018	01-16-2019	CLP	283,475	0.23
BanChile Corredores de Bolsa S.A.	Banco Security - Chile	12-21-2018	01-16-2019	CLP	91,813	0.23
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-26-2018	01-15-2019	CLP	10,004,000	0.24
BanChile Corredores de Bolsa S.A.	Banco de Crédito e Inversiones - Chile	12-26-2018	01-10-2019	CLP	300,885	0.24
BanChile Corredores de Bolsa S.A.	Banco del Estado de Chile	12-26-2018	01-10-2019	CLP	1,100,440	0.24
BanChile Corredores de Bolsa S.A.	Banco del Estado de Chile	12-26-2018	01-10-2019	CLP	490,196	0.24
BanChile Corredores de Bolsa S.A.	Banco de Chile	12-26-2018	01-10-2019	CLP	5,001,235	0.24
BanChile Corredores de Bolsa S.A.	Scotiabank Chile	12-28-2018	01-15-2019	CLP	3,500,840	0.24
BanChile Corredores de Bolsa S.A.	Scotiabank Chile	12-28-2018	01-15-2019	CLP	1,500,360	0.24
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-13-2018	01-14-2019	CLP	4,105,904	0.24
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-14-2018	01-02-2019	CLP	1,094,729	0.24
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-14-2018	01-02-2019	CLP	7,009,520	0.24
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones - Chile	12-14-2018	01-02-2019	CLP	1,911,598	0.24
BancoEstado S.A. Corredores de Bolsa	Banco Santander - Chile	12-14-2018	01-02-2019	CLP	415,536	0.24
BancoEstado S.A. Corredores de Bolsa	Banco Security - Chile	12-14-2018	01-02-2019	CLP	5,690,513	0.24
BancoEstado S.A. Corredores de Bolsa	Banco Santander - Chile	12-14-2018	01-30-2019	CLP	250,340	0.24
BancoEstado S.A. Corredores de Bolsa	Banco Security - Chile	12-20-2018	01-30-2019	CLP	500,440	0.24
BancoEstado S.A. Corredores de Bolsa	Scotiabank Chile	12-24-2018	01-10-2019	CLP	199,653	0.24
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones - Chile	12-24-2018	01-10-2019	CLP	950,991	0.24
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-26-2018	01-30-2019	CLP	2,634,725	0.24
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-26-2018	01-30-2019	CLP	6,702,680	0.24
BancoEstado S.A. Corredores de Bolsa	Scotiabank Chile	12-26-2018	01-30-2019	CLP	4,829,042	0.24
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones - Chile	12-26-2018	01-30-2019	CLP	8,848,606	0.24
BancoEstado S.A. Corredores de Bolsa	Banco Santander - Chile	12-26-2018	01-30-2019	CLP	6,560,550	0.24
BancoEstado S.A. Corredores de Bolsa	Banco Itaú Corpbanca - Chile	12-26-2018	01-30-2019	CLP	1,650,525	0.24
BancoEstado S.A. Corredores de Bolsa	Banco Security - Chile	12-26-2018	01-30-2019	CLP	4,881,954	0.24
BancoEstado S.A. Corredores de Bolsa	Banco Consorcio	12-26-2018	01-30-2019	CLP	3,427,727	0.24
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-27-2018	01-15-2019	CLP	3,279,009	0.25
BancoEstado S.A. Corredores de Bolsa	Banco del Estado de Chile	12-27-2018	01-15-2019	CLP	472,241	0.25
BancoEstado S.A. Corredores de Bolsa	Banco de Chile	12-27-2018	01-10-2019	CLP	600,200	0.25
BancoEstado S.A. Corredores de Bolsa	Banco de Crédito e Inversiones - Chile	12-27-2018	01-15-2019	CLP	3,001,000	0.25
BBVA Corredores de Bolsa Ltda.	Banco del Estado de Chile	11-30-2018	01-04-2019	CLP	3,899,730	0.26
BBVA Corredores de Bolsa Ltda.	Banco Itaú Corpbanca - Chile	11-30-2018	01-04-2019	CLP	2,216,658	0.26
BBVA Corredores de Bolsa Ltda.	Banco del Estado de Chile	12-13-2018	01-02-2019	CLP	2,859,342	0.25
BBVA Corredores de Bolsa Ltda.	Banco del Estado de Chile	12-13-2018	01-30-2019	CLP	270,405	0.25
BBVA Corredores de Bolsa Ltda.	Banco de Crédito e Inversiones - Chile	12-13-2018	01-16-2019	CLP	233,620	0.25
BBVA Corredores de Bolsa Ltda.	Banco Security - Chile	12-13-2018	01-16-2019	CLP	1,969,680	0.25
BBVA Corredores de Bolsa Ltda.	Banco de Chile	12-13-2018	01-02-2019	CLP	3,550,258	0.25
BBVA Corredores de Bolsa Ltda.	Banco Santander - Chile	12-17-2018	01-02-2019	CLP	2,876,187	0.25
BBVA Corredores de Bolsa Ltda.	Banco Itaú Corpbanca - Chile	12-17-2018	01-02-2019	CLP	7,880,787	0.25
BBVA Corredores de Bolsa Ltda.	Scotiabank Chile	12-17-2018	01-16-2019	CLP	1,474,627	0.25
BBVA Corredores de Bolsa Ltda.	Banco de Crédito e Inversiones - Chile	12-17-2018	01-16-2019	CLP	1,550,072	0.25
BBVA Corredores de Bolsa Ltda.	Banco Itaú Corpbanca - Chile	12-17-2018	01-16-2019	CLP	1,230,260	0.25
BBVA Corredores de Bolsa Ltda.	Banco de Crédito e Inversiones - Chile	12-17-2018	01-02-2019	CLP	4,911,284	0.25
BBVA Corredores de Bolsa Ltda.	Banco de Chile	12-19-2018	01-10-2019	CLP	6,881,358	0.26
BBVA Corredores de Bolsa Ltda.	Banco del Estado de Chile	12-19-2018	01-10-2019	CLP	7,941,664	0.26
BBVA Corredores de Bolsa Ltda.	Scotiabank Chile	12-19-2018	01-10-2019	CLP	3,822,988	0.26
BBVA Corredores de Bolsa Ltda.	Banco Santander - Chile	12-19-2018	01-10-2019	CLP	4,451,265	0.26
BBVA Corredores de Bolsa Ltda.	Banco Itaú Corpbanca - Chile	12-19-2018	01-10-2019	CLP	1,963,352	0.26
BBVA Corredores de Bolsa Ltda.	Banco Itaú Corpbanca - Chile	12-19-2018	01-10-2019	CLP	185,620	0.26
BBVA Corredores de Bolsa Ltda.	Banco Security - Chile	12-19-2018	01-10-2019	CLP	1,967,453	0.26
BBVA Corredores de Bolsa Ltda.	Banco Security - Chile	12-19-2018	01-10-2019	CLP	895,503	0.26
BBVA Corredores de Bolsa Ltda.	Banco de Crédito e Inversiones - Chile	12-24-2018	01-10-2019	CLP	4,802,350	0.26
BBVA Corredores de Bolsa Ltda.	Banco Santander - Chile	12-24-2018	01-10-2019	CLP	2,602,140	0.26
BBVA Corredores de Bolsa Ltda.	Banco de Crédito e Inversiones - Chile	12-24-2018	01-10-2019	CLP	2,501,517	0.26
BBVA Corredores de Bolsa Ltda.	Banco de Chile	12-24-2018	01-09-2019	CLP	900,546	0.26
BBVA Corredores de Bolsa Ltda.	Banco de Crédito e Inversiones - Chile	12-27-2018	01-30-2019	CLP	1,190,413	0.26
BBVA Corredores de Bolsa Ltda.	Banco de Crédito e Inversiones - Chile	12-27-2018	01-10-2019	CLP	3,801,316	0.26
BBVA Corredores de Bolsa Ltda.	Scotiabank Chile	12-27-2018	01-15-2019	CLP	9,453,276	0.26
BBVA Corredores de Bolsa Ltda.	Banco Itaú Corpbanca - Chile	12-27-2018	01-09-2019	CLP	2,000,692	0.26
Total					196,319,058

(*) All financial instruments acquired under resale agreements, correspond to time deposits and are subject to a fixed interest rate.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Payments for business acquisitions are detailed as follows:

	For the years ended as of December 31,
	2020	2019	2018
	ThCh$	ThCh$	ThCh$
Total disbursement per business acquisition
Other cash payment to acquire interests in joint ventures (1)	(19,287,372)	(13,549,638)	(59,505,559)
Cash flow used for control of subsidiaries or other business (2)	(86,912)	-	(49,222,782)
Payment for changes in ownership interests in subsidiaries (3)	(1,028,076)	(8,652,268)	(5,819,495)
Total	(20,402,360)	(22,201,906)	(114,547,836)

(1)	In 2020 corresponds to capital contributions made Central Cervecera de Colombia S.A.S., and in 2019 and 2018 to Zona Franca Central Cervecera S.A.S. (see Note 16 – Investments accounted using equity method).
(2)	In 2020 See Note 1 – general information, letter D), number (16). In 2018, the Company, through its subsidiary, CCU Inversiones S.A. correspond to the acquisition of 15.79% of VSPT (see Note 1 – General information, letter D) number 3)).
(3)	See Note 15 – Business combinations. For year 2020 letters e) and f), for year 2019 letters c) and d) and for year 2018 letters a) and b).

Note 9 Other non-financial assets

The Company maintained the following other non-financial assets:

	As of December 31, 2020		As of December 31, 2019
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Insurances paid	3,279,763	-	3,709,267	1,701
Advertising	8,467,220	7,436,606	8,940,821	5,372,024
Advances to suppliers	1,495,893	-	7,548,987	3,876
Prepaid expenses	1,138,498	885,281	1,069,839	1,510,785
Total advances	14,381,374	8,321,887	21,268,914	6,888,386
Guarantees paid	11,153	142,232	30,592	139,742
Consumables	462,362	-	481,494	-
Dividends receivable	423,669	-	614,591	-
Other	-	15,549	-	14,169
Total other assets	897,184	157,781	1,126,677	153,911
Total	15,278,558	8,479,668	22,395,591	7,042,297

Nature of each non-financial asset:

a)	Insurances paid: Annual payments for insurances policies are included, which are capitalized and then amortized according the term of the contract.

b)	Advertising: Corresponds to advertising and promotion contracts related to customers and advertising service providers, that promote our brands which are capitalized and then amortized according the term of the contract.

c)	Advances to suppliers: Payments made to suppliers mainly for assets constructions and purchases of property, plants and equipments.

d)	Prepaid expenses: Services paid in advance that give entitlement to benefits usually for a period of 12 months, they are reflected against result as they are accrued.

e)	Guarantees paid: It is the initial payment for the lease of goods required by the lessor to ensure compliance with the conditions stipulated in the contract.

f)	Materials to be consumed: Under this item are mainly included security supplies, clothing or supplies to be used in administrative offices, such as: eyeglasses, gloves, masks, aprons, etc.

g)	Dividends receivable: Dividends receivable from associates and joint ventures.
F-71

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Note 10 Trade and other receivables

The trade and other receivables are detailed as follows:

	As of December 31, 2020		As of December 31, 2019
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Chile operating segment	152,262,513	-	154,120,306	-
International business operating segment	47,024,646	-	66,023,849	-
Wines operating segment	49,402,271	-	51,727,913	-
Total commercial debtors	248,689,430	-	271,872,068	-
Impairment loss estimate	(6,323,298)	-	(5,792,821)	-
Total commercial debtors - net	242,366,132	-	266,079,247	-
Others accounts receivables (1)	33,021,791	1,860,635	33,934,693	3,224,627
Total other accounts receivable	33,021,791	1,860,635	33,934,693	3,224,627
Total	275,387,923	1,860,635	300,013,940	3,224,627

(1)	In Other non-current account receivables mainly tax receivables from Argentinian subsidiaries are presented. Additionally, in 2019 the balance of the remaining 50% from the sale of a land located at Avenida Huasco N° 105, Vallenar, of the subsidiary Compañía Pisquera de Chile S.A. was presented under this item. This payment is going to be made in 2021 by an amount of ThCh$ 1,916,172 and it was reclassified to Other current account receivables as of December 31, 2020.

The Company’s accounts receivable are denominated in the following currencies:

	As of December 31, 2020	As of December 31, 2019
	ThCh$	ThCh$
Chilean Peso	183,196,543	181,846,678
Argentine Peso	39,900,845	57,199,230
US Dollar	29,115,797	35,796,040
Euro	8,750,745	9,709,996
Unidad de Fomento	1,193,711	3,242,714
Uruguayan Pesos	4,374,350	4,350,677
Paraguayan Guarani	6,739,979	7,411,985
Bolivian	1,464,727	1,919,063
Others currencies	2,511,861	1,762,184
Total	277,248,558	303,238,567

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

The detail of the accounts receivable maturities as of December 31, 2020, is detailed as follows:

	Total	Current balance	Overdue balances
			0 a 3 months	3 a 6 months	6 a 12 months	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile operating segment	152,262,513	142,464,783	3,564,538	426,074	4,102,860	1,704,258
International business operating segment	47,024,646	41,271,483	4,421,421	232,540	92,003	1,007,199
Wines operating segment	49,402,271	44,612,286	4,121,263	296,220	281,739	90,763
Total commercial debtors	248,689,430	228,348,552	12,107,222	954,834	4,476,602	2,802,220
Impairment loss estimate	(6,323,298)	(1,030,614)	(415,004)	(252,497)	(2,150,796)	(2,474,387)
Total commercial debtors - net	242,366,132	227,317,938	11,692,218	702,337	2,325,806	327,833
Others accounts receivables	33,021,791	32,682,442	122,527	185,314	12,690	18,818
Total other accounts receivable	33,021,791	32,682,442	122,527	185,314	12,690	18,818
Total current	275,387,923	260,000,380	11,814,745	887,651	2,338,496	346,651
Others accounts receivables	1,860,635	1,860,635	-	-	-	-
Total non-current	1,860,635	1,860,635	-	-	-	-

The detail of the accounts receivable maturities as of December 31, 2019, is detailed as follows:

	Total	Current balance	Overdue balances
			0 a 3 months	3 a 6 months	6 a 12 months	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile operating segment	154,120,306	145,910,170	4,488,495	758,196	1,264,373	1,699,072
International business operating segment	66,023,849	60,199,888	4,015,211	20,872	167,968	1,619,910
Wines operating segment	51,727,913	44,080,110	7,317,810	155,026	50,090	124,877
Total commercial debtors	271,872,068	250,190,168	15,821,516	934,094	1,482,431	3,443,859
Impairment loss estimate	(5,792,821)	(745,303)	(664,608)	(344,670)	(877,811)	(3,160,429)
Total commercial debtors - net	266,079,247	249,444,865	15,156,908	589,424	604,620	283,430
Others accounts receivables	33,934,693	33,638,366	105,976	138,377	-	51,974
Total other accounts receivable	33,934,693	33,638,366	105,976	138,377	-	51,974
Total current	300,013,940	283,083,231	15,262,884	727,801	604,620	335,404
Others accounts receivables	3,224,627	3,224,627	-	-	-	-
Total non-current	3,224,627	3,224,627	-	-	-	-

The Company markets its products through wholesale customers, retail and supermarket chains. As of December 31, 2020, the accounts receivable from the three most important supermarket chains in Chile and Argentina represent 26.4% (29.1% in 2019) of the total accounts receivable.

As indicated in the Risk management note (See Note 5 – Risk administration), for Credit Risk purposes, the Company acquires credit insurance policies to cover approximately 90% and 99% of the significant accounts receivable balances domestic and export, respectively, of the total of the account receivables.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

The general criteria for the determination of the provision for impairment has been established in the framework of IFRS 9, which requires analyzing the behavior of the client portfolio in the long term in order to generate an expected credit loss index by tranches based on the age of the portfolio. This analysis delivered the following results for the Company:

	As of December 31, 2020			As of December 31, 2019
	Credit loss rate	Total carrying amount	Impairment provision	Credit loss rate	Total carrying amount	Impairment provision
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Up to date	0.07%	261,030,994	(1,030,614)	0.13%	283,828,534	(745,303)
0 a 3 months	7.89%	12,229,749	(415,004)	4.76%	15,927,492	(664,608)
3 a 6 months	48.40%	1,140,148	(252,497)	36.48%	1,072,471	(344,670)
6 a 12 months	100.00%	4,489,292	(2,150,796)	100.00%	1,482,431	(877,811)
More than 12 months	100.00%	2,821,038	(2,474,387)	100.00%	3,495,833	(3,160,429)
Total		281,711,221	(6,323,298)		305,806,761	(5,792,821)

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

The movement of the impairment losses provision for accounts receivable is as follows:

	As of December 31, 2020	As of December 31, 2019
	ThCh$	ThCh$
Balance at the beginning of year	(5,792,821)	(6,059,201)
Estimate of expected credit losses up 12 months	(2,324,015)	(1,837,905)
Estimate of expected credit losses longer than 12 months	(349,928)	(267,183)
Estimate for expected credit losses due to debt settlement	(151,343)	(11,660)
Impairment provision of accounts receivable	(2,881,290)	(2,116,748)
Uncollectible accounts	1,269,299	1,711,930
Add back of unused provisions	701,121	398,405
Effect of translation into presentation currency	380,393	272,793
Total	(6,323,298)	(5,792,821)

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

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

Conditions of the balances and transactions with related parties:

(1)	Business operations agreed upon Chilean peso with a payment condition usually up to 30 days.

(2)	Business operations agreed upon in foreign currencies and with a payment condition up to 30 days. Balances are presented at the closing exchange rate.

(3)	An agreement of the subsidiary Compañía Pisquera de Chile S.A. with Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda. due to differences resulting from the capital contributions made by the latter. It establishes a 3% annual interest over capital, with annual payments to be made in eight instalments of UF 1,124 each. Beginning February 28, 2007 and UF 9,995 bullet payment at the last contribution date. In accordance with the contract, Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda. renewed the contract for a period of nine years with maturing in the year 2023. Consequently, the UF 9,995 will be paid in nine equal and successive instalments of UF 1,200 each and a final payment of UF 2,050, beginning on February 28, 2015.

(4)	An agreement of the supply of grapes between the subsidiary Compañía Pisquera de Chile S.A. and Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda. These contracts stipulate a 3% annual interest on the capital with a term of eight years and annual payments. The last payment was paid on May 30, 2020.

(5)	Business operations agreed upon Chilean pesos of the subsidiary Cervecería Guayacán SpA. with Inversiones Diaguitas # 33 SpA., which will accrue interest corresponding to the nominal TAB rate of 30 days plus spread of 0.78% per year. This operation will mature on December 31, 2021.

(6)	Corresponds to shares of subsidiary Cervecería Szot SpA. from subsidiary Cervecería Kunstmann S.A. sold to Representaciones Chile Beer Kevin Michael Szot E.I.R.L. The total amount of the transaction raised ThCh$ 42,506 for the sale of 15,167 shares. An interest of UF plus 3.79% annually will be applied to the value (base 360 days). The account receivable will be paid by Representaciones Chile Beer Kevin Michael Szot E.I.R.L. to CK in the same proportion of the dividends it will receive from the participation it owns in Cervecería Szot SpA.

The transaction table includes the main transactions made with related parties.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

The detail of the accounts receivable and payable from related are detailed as follows:

Accounts receivable from related parties

Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2020	As of December 31, 2019
							ThCh$	ThCh$
6,062,786-K	Andrónico Luksic Craig	Chile	(1)	Chairman of CCU	Sales of products	CLP	1,038	1,334
6,525,286-4	Carlos Mackenna Iñiguez	Chile	(1)	Subsidiary director	Sales of products	CLP	38	-
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	(6)	Shareholder of subsidiary	Sale of shares	CLP	535	-
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	(1)	Shareholder of subsidiary	Sales of products	CLP	12,106	19,475
76,029,109-9	Inversiones Chile Chico Ltda.	Chile	(1)	Related to the controller's shareholder	Services provided	CLP	-	1,928
76,079,669-7	Minera Antucoya	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	350
76,111,872-2	Inversiones Tv Medios Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	22
76,178,803-5	Viña Tabalí S.A.	Chile	(1)	Related to the controller's shareholder	Services provided	CLP	238	30,888
76,178,803-5	Viña Tabalí S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	543	1,437
76,363,269-5	Inversiones Alabama Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	2,046
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	219	2,948
76,455,830-8	DiWatts S.A.	Chile	(1)	Related joint venture shareholder	Sales of products	CLP	713	-
76,486,051-9	Inversiones Río Elqui SpA.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	10,943	11,845
76,727,040-2	Minera Centinela	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	1,081
77,003,342-K	Origen Patagónico SpA.	Chile	(1)	Related to non-controlling subsidiary	Sales of products	CLP	1,383	-
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Related to non-controlling subsidiary	Services provided	CLP	11,792	22,755
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Related to non-controlling subsidiary	Sales of products	CLP	393,062	192,227
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidiary of joint venture	Sales of products	CLP	2,053,679	1,277,205
78,053,790-6	Servipag Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	2,554	-
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	(1)	Shareholder of joint operation	Services provided	CLP	311,962	380,253
78,306,560-6	Inmobiliaria e Inversiones Rio Claro S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	193	-
81,095,400-0	Sonacol S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	455	-
81,148,200-5	Ferrocarril de Antofagasta a Bolivia S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	11,828	5,453
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Advance purchase	CLP	800,000	800,000
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(4)	Shareholder of subsidiary	Sales of products	UF	-	48,353
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(3)	Shareholder of subsidiary	Loan	UF	37,013	33,827
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Sales of products	CLP	5,716	2,898
84,356,800-9	Watts S.A.	Chile	(1)	Related joint venture shareholder	Sales of products	CLP	7,275	-
90,160,000-7	Compañía Sud Americana de Vapores S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	1,781	2,173
90,703,000-8	Nestlé Chile S.A.	Chile	(1)	Shareholder of subsidiary	Services provided	CLP	83	-
91,021,000-9	Invexans S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	32
91,705,000-7	Quiñenco S.A.	Chile	(1)	Controller's shareholder	Sales of products	CLP	2,327	2,141
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	1,039	6,841
92,048,000-4	SAAM S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	2,573	85
93,920,000-2	Antofagasta Minerals S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	1,984	3,218
94,625,000-7	Inversiones Enex S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	153,688	177,270
96,427,000-7	Inversiones y Rentas S.A.	Chile	(1)	Controller	Services provided	CLP	-	2,708
96,536,010-7	Inversiones Consolidadas Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	773	2,325
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	2,293	889
96,591,040-9	Empresas Carozzi S.A.	Chile	(1)	Shareholder of joint operation	Sales of products	CLP	13,947	936
96,610,780-4	Portuaria Corral S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	466	-
96,645,790-2	Socofin S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	3,056	1,028
96,657,210-8	Transportes Fluviales Corral S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	927	-
96,689,310-9	Transbank S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	64	-
96,790,240-3	Minera Los Pelambres	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	588
96,810,030-0	Radiodifusión SpA.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	64	-
96,819,020-2	Agrícola El Cerrito S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	22
96,847,140-6	Inmobiliaria Norte Verde S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	32
96,892,490-7	Protección y Seguridad S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	248
96,908,930-0	San Vicente Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	3,387	-
96,908,970-K	San Antonio Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Services provided	CLP	1,465	9,516
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Services provided	CLP	1,387,990	126,755
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Sales of products	CLP	876	-
96,922,250-7	Agrícola Valle Nuevo S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	32
96,951,040-5	Inversiones Rosario S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	65
97,004,000-5	Banco de Chile	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	48,428	9,767
99,506,030-2	Muellaje del Maipo S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	3,260	-
99,511,240-K	Antofagasta Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	1,289	-
99,542,980-2	Foods Compañía de Alimentos CCU Ltda.	Chile	(1)	Joint venture	Services provided	CLP	-	17,626
0-E	Central Cervecera de Colombia S.A.S.	Colombia	(2)	Joint venture	Sales of products	USD	-	77,375
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Services provided	USD	17,977	-
0-E	QSR S.A.	Paraguay	(2)	Related to the subsidiary's shareholder	Sales of products	PYG	57	688
Total							5,313,079	3,278,685

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Non Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2020	As of December 31, 2019
							ThCh$	ThCh$
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	(6)	Shareholder of subsidiary	Sale of shares	CLP	42,506	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(3)	Shareholder of subsidiary	Loan	UF	90,049	118,122
Total							132,555	118,122

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Accounts payable to related parties

Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2020	As of December 31, 2019
							ThCh$	ThCh$
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	(1)	Shareholder of subsidiary	Services received	CLP	263	-
76,115,132-0	Canal 13 SpA.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	120,997	148,288
76,216,511-2	Sugal Chile Ltda.	Chile	(2)	Related to the subsidiary's shareholder	Purchase of products	USD	34,429	-
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	598	24,910
76,406,313-2	Cervecería Rapa Nui Ltda.	Chile	(1)	Shareholder of subsidiary	Services received	CLP	7,515	-
76,455,830-8	DiWatts S.A.	Chile	(1)	Related joint venture shareholder	Purchase of products	CLP	86,929	161,612
76,460,328-1	Inversiones Diaguitas #33 SpA.	Chile	(5)	Shareholder of subsidiary	Loan	CLP	196,765	188,669
76,486,051-9	Inversiones Río Elqui SpA.	Chile	(1)	Related to non-controlling subsidiary	Services received	CLP	3,964	-
77,003,342-K	Origen Patagónico SpA.	Chile	(1)	Related to non-controlling subsidiary	Services received	CLP	-	9
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Related to non-controlling subsidiary	Services received	CLP	-	480
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidiary of joint venture	Services received	CLP	43,453	72,148
78,053,790-6	Servipag Ltda.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	801	1,972
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	(1)	Shareholder of joint operation	Purchase of products	CLP	1,107,795	258,133
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Services received	CLP	-	919
84,356,800-9	Watts S.A.	Chile	(1)	Related joint venture shareholder	Royalty	CLP	13,287	-
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	(1)	Related to the controller's shareholder	Purchase of products	CLP	51,959	1,898
94,058,000-5	Servicios Aeroportuarios Aerosan S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	1,234	911
96,591,040-9	Empresas Carozzi S.A.	Chile	(1)	Shareholder of joint operation	Purchase of products	CLP	251,751	654,756
96,689,310-9	Transbank S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	3,288	273
96,798,520-1	Saam Extraportuarios S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	1,920	807
96,810,030-0	Radiodifusión SpA.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	18,128	14,230
96,908,970-K	San Antonio Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	444	1,792
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Purchase of products	CLP	2,658,239	1,806,688
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Royalty	CLP	832,449	76,420
97,004,000-5	Banco de Chile	Chile	(1)	Related to the controller's shareholder	Services received	CLP	-	22,230
0-E	Paulaner Brauerei Gruppe GmbH & Co. KGaA	Germany	(2)	Related to the subsidiary's shareholder	Purchase of products	USD	72,913	-
0-E	Ecor Ltda.	Bolivia	(2)	Related to the subsidiary's shareholder	Services received	BOB	11,051	30,565
0-E	Premium Brands S.R.L.	Bolivia	(2)	Related to the subsidiary's shareholder	Purchase of products	BOB	607	-
0-E	Zegla Ltda.	Brasil	(2)	Related to the subsidiary's shareholder	Services received	USD	87,846	-
0-E	Central Cervecera de Colombia S.A.S.	Colombia	(2)	Joint venture	Services received	USD	73,030	145,454
0-E	Zona Franca Central Cervecera S.A.S.	Colombia	(2)	Joint venture	Services received	USD	38,270	-
0-E	Nestlé Waters Marketing & Distribution S.A.S.	France	(2)	Related to the subsidiary's shareholder	Purchase of products	Euros	-	11,893
0-E	Amstel Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	License and technical assistance	Euros	85,588	59,740
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Purchase of products	USD	3,408,971	1,355,062
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	License and technical assistance	Euros	6,115,308	2,100,423
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Royalty	USD	91,587	21,004
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Royalty	Euros	2,859,390	1,645,953
0-E	Banco BASA S.A.	Paraguay	(2)	Related to the subsidiary's shareholder	Services received	PYG	5	-
0-E	Gráfica Editorial Inter-Sudamericana S.A.	Paraguay	(2)	Related to the subsidiary's shareholder	Services received	PYG	-	122
0-E	Hoteles Contemporáneos S.A.	Paraguay	(2)	Related to the subsidiary's shareholder	Services received	PYG	940	494
0-E	Palermo S.A.	Paraguay	(2)	Related to the subsidiary's shareholder	Services received	PYG	172	-
0-E	Société des Produits Nestlé S.A.	Switzerland	(2)	Related to the subsidiary's shareholder	Royalty	Other currencies	93,707	160,245
0-E	Tetra Pak Global Distribution S.A.	Switzerland	(2)	Related to the subsidiary's shareholder	Purchase of products	USD	56,761	-
Total							18,432,354	8,979,434

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Most significant transactions and effects on results:

For the year ended December 31, 2020 and 2019 the most significant transactions with related parties are detailed as follows:

Tax ID	Company	Country of origin	Relationship	Transaction	2020		2019
					Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)
					ThCh$	ThCh$	ThCh$	ThCh$
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L	Chile	Shareholder of subsidiary	Loan payment	10,000	-	-	-
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L	Chile	Shareholder of subsidiary	Loan	10,000	-	-	-
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L	Chile	Shareholder of subsidiary	Sale of shares	42,506	-	-	-
76,079,669-7	Minera Antucoya	Chile	Related to the controller's shareholder	Sales of products	904	641	2,813	1,988
76,115,132-0	Canal 13 SpA.	Chile	Related to the controller's shareholder	Services received	1,333,295	(1,333,295)	2,054,644	(2,054,644)
76,178,803-5	Viña Tabalí S.A.	Chile	Related to the controller's shareholder	Services provided	2,400	2,400	69,567	25,771
76,313,970-0	Inversiones Irsa Ltda.	Chile	Related to the controller	Dividends paid	5,964,834	-	14,493,784	-
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	Related to the controller's shareholder	Services received	63,170	-	160,967	-
76,727,040-2	Minera Centinela	Chile	Related to the controller's shareholder	Sales of products	2,691	1,902	9,016	6,372
76,800,322-K	Yanghe Chile SpA.	Chile	Shareholder of subsidiary	Dividends paid	1,338,697	-	927,097	-
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Services received	86,545	(86,545)	135,589	(135,589)
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Sales of products	438,916	339,730	796,617	614,988
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Services received	475,007	(475,007)	544,738	(544,738)
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Sales of products	7,256,373	4,673,700	6,975,121	4,492,551
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Purchase of products	9,978,333	-	10,237,934	-
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Services provided	1,500,292	1,500,292	2,289,097	2,289,097
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Services received	177,330	(177,330)	269,996	(269,996)
79,985,340-K	Cervecera Valdivia S.A.	Chile	Shareholder of subsidiary	Dividends paid	2,499,985	-	3,886,021	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Purchase of products	5,294,100	-	4,496,965	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Dividends paid	1,033,478	-	928,507	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Loan	37,013	5,767	36,828	4,285
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Sales of products	6,468	4,270	12,367	8,164
90,703,000-8	Nestlé Chile S.A.	Chile	Shareholder of subsidiary	Dividends paid	7,590,887	-	4,931,641	-
91,705,000-7	Quiñenco S.A.	Chile	Controller's shareholder	Sales of products	13,829	9,695	19,952	13,932
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Purchase of products	124,888	(124,888)	200,481	(200,481)
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Services received	463,728	(463,728)	444,367	(444,367)
93,920,000-2	Antofagasta Minerals S.A.	Chile	Related to the controller's shareholder	Sales of products	9,796	7,266	38,007	28,630
94,625,000-7	Inversiones Enex S.A.	Chile	Related to the controller's shareholder	Sales of products	1,078,599	765,828	1,394,919	988,572
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Dividends paid	46,345,861	-	112,614,526	-
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Services provided	9,274	9,274	9,176	9,176
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investments	488,700,000	-	531,200,000	-
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investment Rescue	483,900,000	73,833	552,594,958	274,958
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation	Purchase of products	4,818,549	-	5,201,040	-
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation	Sales of products	113,971	106,961	86,790	81,906
96,657,690-1	Inversiones Punta Brava S.A.	Chile	Related to the controller's shareholder	Services received	17,783	(17,783)	-	-
96,657,690-1	Inversiones Punta Brava S.A.	Chile	Related to the controller's shareholder	Sales of products	734	521	1,188	840
96,689,310-9	Transbank S.A.	Chile	Related to the controller's shareholder	Services received	279,243	(279,243)	187,378	(187,378)
96,798,520-1	SAAM Extraportuario S.A.	Chile	Related to the controller's shareholder	Services received	26,662	-	41,188	-
96,810,030-0	Radiodifusión SpA.	Chile	Related to the controller's shareholder	Services received	194,185	(194,185)	306,153	(306,153)
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Purchase of products	14,135,192	-	14,235,437	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Dividends received	635,969	-	438,258	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Royalty	583,211	(583,211)	331,083	(331,083)
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Services provided	334,106	334,106	253,789	253,789
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Sales of products	51,067	36,831	71,885	51,102
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Derivatives	157,275,212	(4,262,234)	75,540,396	2,859
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Interests	121,403	(121,403)	149,209	(149,209)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investments	426,057,614	-	106,006,335	-
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Services received	401,541	(401,541)	393,096	(393,096)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Sales of products	145,533	130,223	246,431	223,733
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investment Rescue	422,665,655	54,456	105,256,049	175,733
99,542,980-2	Foods Compañía de Alimentos CCU Ltda.	Chile	Joint venture	Purchase of products	-	-	5,515	(5,515)
99,542,980-2	Foods Compañía de Alimentos CCU Ltda.	Chile	Joint venture	Capital decrease	-	-	11,200,000	-
99,542,980-2	Foods Compañía de Alimentos CCU Ltda.	Chile	Joint venture	Services provided	27,744	27,744	325,857	325,857
99,542,980-2	Foods Compañía de Alimentos CCU Ltda.	Chile	Joint venture	Consignation sales	-	-	956,516	-
0-E	Ecor Ltda.	Bolivia	Related to the subsidiary's shareholder	Services received	140,109	(140,109)	157,818	(157,818)
0-E	Central Cervecera de Colombia S.A.S.	Colombia	Joint venture	Capital contribution	19,287,372	-	-	-
0-E	Zona Franca Central Cervecera S.A.S.	Colombia	Joint venture	Capital contribution	-	-	13,563,816	-
0-E	Amstel Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	License and technical assistance	26,010	(26,010)	265,594	(265,594)
0-E	Cigar Trading S.R.L.	Paraguay	Related to the subsidiary's shareholder	Sales of products	1,368	958	704	368
0-E	Consignataria de Ganado S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	-	-	239	60
0-E	Emprendimientos Hoteleros S.A.E.C.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	14,681	10,277	15,626	9,009
0-E	Fundación Ramón T. Cartes	Paraguay	Related to the subsidiary's shareholder	Sales of products	217	152	3,860	1,005
0-E	Ganadera Las Pampas S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	13,611	9,528	457	135
0-E	Gráfica Editorial Inter-Sudamericana S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	464	325	967	665
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Purchase of products	10,419,088	-	12,449,658	-
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	License and technical assistance	12,444,232	(12,444,232)	10,395,266	(10,395,266)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Services received	182,716	(182,716)	116,703	(116,703)
0-E	Banco BASA S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	1,788	1,252	1,458	797
0-E	Cementos Concepción S.A.E.	Paraguay	Related to the subsidiary's shareholder	Sales of products	4,823	3,376	-	-
0-E	Chajha S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	15,414	10,790	4,284	893
0-E	Club Libertad	Paraguay	Related to the subsidiary's shareholder	Sales of products	14,358	10,050	3,304	1,412
0-E	Ganadera Sofía S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	1,962	1,374	-	-
0-E	La Misión S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	958	671	774	543
0-E	Palermo S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	4,706	3,294	3,161	1,040
0-E	Prana S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	1,310	917	-	-
0-E	QSR S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	40,417	28,293	93,590	60,787
0-E	Tabacalera del Este S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	14,215	9,950	3,489	2,152
0-E	Societé des Produits Nestlé S.A.	Switzerland	Related to the subsidiary's shareholder	Royalty	671,730	(671,730)	528,805	(528,805)

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

For the year ended December 31, 2019 and 2018 the most significant transactions with related parties are detailed as follows:

Tax ID	Company	Country of origin	Relationship	Transaction	2019		2018
					Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Cargos)/Abonos (Efecto Resultado)
					ThCh$	ThCh$	ThCh$	ThCh$
76,079,669-7	Minera Antucoya	Chile	Related to the controller's shareholder	Sales of products	2,813	1,988	2,045	1,454
76,115,132-0	Canal 13 SpA.	Chile	Related to the controller's shareholder	Services received	2,054,644	(2,054,644)	2,641,844	(2,641,844)
76,178,803-5	Viña Tabali S.A.	Chile	Related to the controller's shareholder	Services provided	69,567	25,771	90,214	90,214
76,313,970-0	Inversiones Irsa Ltda.	Chile	Related to the controller	Dividends paid	14,493,784	-	4,522,295	-
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	Related to the controller's shareholder	Services received	160,967	-	159,652	-
76,727,040-2	Minera Centinela	Chile	Related to the controller's shareholder	Sales of products	9,016	6,372	7,246	5,152
76,800,322-K	Yanghe Chile SpA.	Chile	Shareholder of subsidiary	Dividends paid	927,097	-	1,107,211	-
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Services received	135,589	(135,589)	113,507	(113,507)
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Sales of products	796,617	614,988	773,056	589,466
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Services received	544,738	(544,738)	405,845	(405,845)
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Sales of products	6,975,121	4,492,551	5,691,405	3,761,223
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Purchase of products	10,237,934	-	10,555,440	-
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Services provided	2,289,097	2,289,097	2,756,584	2,756,584
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Services received	269,996	(269,996)	302,332	(302,332)
79,985,340-K	Cervecera Valdivia S.A.	Chile	Shareholder of subsidiary	Dividends paid	3,886,021	-	990,073	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Purchase of products	4,496,965	-	5,432,008	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Dividends paid	928,507	-	768,325	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Loan	36,828	4,285	35,016	3,863
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limari Ltda.	Chile	Shareholder of subsidiary	Sales of products	12,367	8,164	3,731	2,464
90,703,000-8	Nestlé Chile S.A.	Chile	Shareholder of subsidiary	Dividends paid	4,931,641	-	3,922,143	-
91,705,000-7	Quiñenco S.A.	Chile	Controller's shareholder	Sales of products	19,952	13,932	20,362	14,330
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Purchase of products	200,481	(200,481)	227,106	(227,106)
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Services received	444,367	(444,367)	277,482	(277,482)
92,048,000-4	SAAM S.A.	Chile	Related to the controller's shareholder	Services received	-	-	11,453	-
93,920,000-2	Antofagasta Minerals S.A.	Chile	Related to the controller's shareholder	Sales of products	38,007	28,630	34,966	27,973
94,625,000-7	Inversiones Enex S.A.	Chile	Related to the controller's shareholder	Sales of products	1,394,919	988,572	1,434,303	1,020,286
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Dividends paid	112,614,526	-	35,137,554	-
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Services provided	9,176	9,176	9,106	9,106
96,571,220-8	BanChile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investments	531,200,000	-	1,231,060,000	-
96,571,220-8	BanChile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investment Rescue	552,594,958	274,958	1,220,115,263	1,225,263
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation	Purchase of products	5,201,040	-	3,823,086	-
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation	Sales of products	86,790	81,906	35,852	28,656
96,657,690-1	Inversiones Punta Brava S.A.	Chile	Related to the controller's shareholder	Services received	-	-	87,894	(87,894)
96,657,690-1	Inversiones Punta Brava S.A.	Chile	Related to the controller's shareholder	Sales of products	1,188	840	1,095	779
96,689,310-9	Transbank S.A.	Chile	Related to the controller's shareholder	Services received	187,378	(187,378)	167,149	(167,149)
96,798,520-1	SAAM Extraportuario S.A.	Chile	Related to the controller's shareholder	Services received	41,188	-	83,711	-
96,810,030-0	Radiodifusión SpA.	Chile	Related to the controller's shareholder	Services received	306,153	(306,153)	470,325	(470,325)
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Purchase of products	14,235,437	-	10,055,050	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Dividends received	438,258	-	372,088	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Royalty	331,083	(331,083)	329,276	(329,276)
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Services provided	253,789	253,789	258,099	258,099
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Sales of products	71,885	51,102	38,444	28,125
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Derivatives	75,540,396	2,859	42,723,097	(753,383)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Interests	149,209	(149,209)	165,325	(165,325)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investments	106,006,335	-	374,540,529	-
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investment Rescue	105,256,049	175,733	371,884,715	343,839
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Services received	393,096	(393,096)	368,839	(368,839)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Sales of products	246,431	223,733	247,781	218,469
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Purchase of products	5,515	(5,515)	24,944	(24,944)
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Capital decrease	11,200,000	-	-	-
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Services provided	325,857	325,857	444,677	444,677
99,542,980-2	Foods Compañía de Alimentos CCU S.A.	Chile	Joint venture	Consignation sales	956,516	-	3,029,169	-
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	Associate (until july 2018)	Sales of products	-	-	194,516	73,916
0-E	Ecor Ltda.	Bolivia	Related to the subsidiary's shareholder	Services received	157,818	(157,818)	67,426	(67,426)
0-E	Zona Franca Central Cervecera S.A.S.	Colombia	Joint venture	Capital contribution	13,563,816	-	59,505,559	-
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Purchase of products	12,449,658	-	11,604,832	-
0-E	Amstel Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	License and technical assistance	265,594	(265,594)	247,395	(247,395)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	License and technical assistance	10,395,266	(10,395,266)	9,678,688	(9,678,688)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Services received	116,703	(116,703)	73,733	(73,733)
0-E	Banco BASA S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	1,458	797	-	-
0-E	Chajha S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	4,284	893	2,003	1,318
0-E	Cigar Trading S.R.L.	Paraguay	Related to the subsidiary's shareholder	Sales of products	704	368	671	392
0-E	Club Libertad	Paraguay	Related to the subsidiary's shareholder	Sales of products	3,304	1,412	7,697	4,737
0-E	Consignataria de Ganado S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	239	60	-	-
0-E	Emprendimientos Hoteleros S.A.E.C.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	15,626	9,009	12,401	8,101
0-E	Fundación Ñande Paraguay	Paraguay	Related to the subsidiary's shareholder	Sales of products	-	-	1,602	947
0-E	Fundación Ramón T. Cartes	Paraguay	Related to the subsidiary's shareholder	Sales of products	3,860	1,005	217	107
0-E	Ganadera Las Pampas S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	457	135	836	242
0-E	Gráfica Editorial Inter-Sudamericana S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	967	665	5,973	4,154
0-E	La Misión S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	774	543	871	610
0-E	Palermo S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	3,161	1,040	4,069	2,825
0-E	QSR S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	93,590	60,787	32,858	19,080
0-E	Tabacalera del Este S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	3,489	2,152	25,861	16,339
0-E	Societé des Produits Nestlé S.A.	Switzerland	Related to the subsidiary's shareholder	Royalty	528,805	(528,805)	706,629	(706,629)

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Remuneration of the Management key employees

The Company is managed by a Board of Directors comprised of 9 members, each of whom is in office for a 3-year term and may be re-elected.

The Board was appointed at the Ordinary Shareholders´ Meeting held on April 17, 2019, being elected Messrs. Andrónico Luksic Craig, Francisco Pérez Mackenna, Pablo Granifo Lavín, Rodrigo Hinzpeter Kirberg, Carlos Molina Solís, José Miguel Barros van Hövell tot Westerflier, Hemmo Parson, Rory Cullinan and Vittorio Corbo Lioi, the latter independent according to article 50 bis of Law Nº18,046. The Chairman and the Vice Chairman, as well as the members of the Audit Committee were appointed at the Board of Directors´ meeting held the same date. According to article 50 bis of Law N° 18,046, in the same Board meeting the independent Director Mr. Vittorio Corbo Lioi appointed the other members of the Directors Committee, which is composed of Directors Messrs. Corbo, Pérez and Molina. Additionally, Messrs. Corbo and Molina were appointed as members of the Audit Committee, both meeting the independence criteria under the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and the New York Stock Exchange Rules. The Board of Directors also resolved that Directors Messrs. Pérez and Barros participate in the Audit Committee´s meetings as observers.

At the Board meeting held on May 6, 2020, the Board of Directors was informed of the resignation presented by Mr. Hemmo Parson to the position of Director of the Company, effective May 1, 2020. In the same meeting, and pursuant to article 32 of Law N° 18.046, the Board of Directors appointed Mr. Marc Gross to the vacant position, until the next Ordinary Shareholders Meeting.

The Ordinary Shareholders´ Meeting held on April 15, 2020 resolved to maintain the Directors´ remuneration agreed at the previous Ordinary Shareholders´ Meeting, which consists of a monthly gross compensation for attendance to Board Meetings of UF 100 per Director, and UF 200 for the Chairman, independent of the number of meetings held within such period, plus an amount equivalent to 3% of the distributed dividends, for the whole Board, at a rate of one-ninth for each Director and in proportion to the time each one served as such during the year 2020. The aforementioned Shareholders´ Meeting also agreed to maintain the remuneration of Directors that are members of the Directors Committee, consisting of a monthly gross fee for attendance to Directors Committee meetings, independent of the number of meetings held during the period, of UF 50, plus the corresponding percentage of the distributed dividends until completing the additional third established in article 50 bis of Law No. 18,046 on Corporations and Circular No. 1,956 of the CMF; and with respect to those Directors who are members of the Audit Committee, and those appointed as observers of the same, a monthly gross fee for attendance to Audit Committee meetings, independent of the number held during the period, of UF 50.

The remunerations of Directors and Chief Executives of the Company are composed as follows:

Directors’ remunerations:

	For the years ended as of December 31,
	2020	2019	2018
	ThCh$	ThCh$	ThCh$
Audit's Committee	63,120	47,386	29,185
Directors' Committee	64,837	47,154	35,179
Attendance meetings fee (*)	1,380,976	1,266,892	952,490
Dividend Participation	2,097,276	6,038,934	2,270,840

(*) Includes payments of attendance meetings fee accrued in 2019.

Chief Executives’ remunerations:

	For the years ended as of December 31,
	2020	2019	2018
	ThCh$	ThCh$	ThCh$
Directors' Committee	16,655	13,650	16,457
Attendance meetings fee	199,798	190,080	178,913
Dividend Participation	27,773	18,541	22,144

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

The Chief Executives’ Remuneration as of December 31, 2020 amounted to ThCh$ 6,701,955 (ThCh$ 7,993,975 in 2019 and ThCh$ 7,308,365 in 2018). The Company grants to the Chief Executives annual bonuses, which have an optional, discretional and variable nature, not contractual and assigned according to compliance of individual and corporate goals and based on the incomes of the year.

Note 12 Inventories

The inventories balances are detailed as follows:

	As of December 31, 2020	As of December 31, 2019
	ThCh$	ThCh$
Finished products	73,971,829	83,163,323
In process products	4,121,749	3,539,351
Raw material	140,148,143	129,926,627
In transit raw material	10,151,494	10,556,865
Materials and products	7,394,725	6,494,675
Realizable net value estimate and obsolescence	(3,944,679)	(1,246,380)
Total	231,843,261	232,434,461

For the years ended as of December 31, 2020, 2019 and 2018 the Company wrote off a total of ThCh$ 1,877,113,
ThCh$ 1,962,689 and ThCh$ 3,296,095 against net realizable value and obsolescence respectively.

Additionally, the Company presents an estimate for inventory impairment which includes amounts related to low turnover, technical obsolescence and/or products recalled from the market.

The movement of net realizable value and obsolescence estimate is detailed as follows:

	As of December 31, 2020	As of December 31, 2019
	ThCh$	ThCh$
Initial balance	(1,246,380)	(1,318,036)
Inventories write-down estimation	(4,667,808)	(1,642,147)
Estimates resulting from business combinations (1)	-	(210,816)
Inventories recognised as an expense	1,877,113	1,962,689
Business combinations effect	92,396	(38,070)
Total	(3,944,679)	(1,246,380)
(1)	See Note 15 – Business Combinations.

As of December 31, 2020 and 2019, the Company does not have any inventory pledged as guarantee for financial obligations.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

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

The movement of current biological assets is detailed as follows:

ThCh$

As of January 1 2019
Historic cost	8,489,873
Book Value	8,489,873

As of December 31, 2019
Conversion effect	(185,085)
Acquisitions	14,028,209
Decreases due to harvesting	(12,968,232)
Other increases (decreases) (1)	94,306
Changes	969,198
Book Value	9,459,071

As of December 31, 2019
Historic cost	9,459,071
Book Value	9,459,071

As of December 31, 2020
Conversion effect	(288,630)
Acquisitions	22,575,150
Decreases due to harvesting	(21,217,064)
Other increases (decreases) (1)	66,502
Changes	1,135,958
Book Value	10,595,029

As of December 31, 2020
Historic cost	10,595,029
Book Value	10,595,029

(1) Mainly corresponds to the financial effect of the application IAS 29 “Financial reporting in hyperinflationary economies”.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

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

b) Wine Operating segment

In 2015, the Board of subsidiary Viña Valles de Chile S.A. (legal and continuing successor of Viña Misiones de Rengo S.A. after the merge performed on June 1, 2013) authorized the sale of certain fixed assets located in Rengo city, Provincia de Cachapoal, Sexta Región. As of December 21, 2020 the Administration has signed a sale contract and has an active plan for the sale of these assets. Due to the aforementioned these assets were classified as Non-current assets classified as held for sale by an amount of ThCh$ 1,770,547 considering all the requirements stablished by IFRS 5.

As described in Note 2 - Summary of significant accounting policies, 2.18, non-current assets of disposal groups classified as held for sale have been recorded at the lower of carrying amount and fair value less cost to sale on December 31, 2020:

Assets held for sale are detailed as follows:

Non-current assets of disposal groups classified as held for sale	As of December 31, 2020	As of December 31, 2019
	ThCh$	ThCh$
Land	1,752,783	228,181
Constructions	359,414	144,985
Machinery	9,130	9,972
Total	2,121,327	383,138

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Note 15 Business Combinations

a)	Bebidas Bolivianas BBO S.A.

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

On May 31, 2019, Bodega San Juan S.A.U. through a deed of sale became the owner of the businesses associated with the operation of the winery and the Pocito and Cañada Honda vineyards.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

For this business combination the Company has determined the fair values of assets and liabilities (See Note 1 - General Information letter D)).

d)	Cervecería Szot SpA.

On August 30, 2019, the subsidiary Cervecería Kunstmann S.A. (CK) acquired an additional 5.001% of Cervecería Szot SpA. coming from the purchase of 5,001 shares equivalent to ThCh$ 6,156. As a result of the aforementioned, CK reached a total interest of 50.001% on said subsidiary.

On August 28, 2020, Szot carried out a capital increase equivalent of 95,710 shares of which CK participated in the subscription of 63,022 shares at a value of ThCh$ 176,620. Subsequently, on the same date, CK sold 15,167 shares equivalent to ThCh$ 42,506 to Representaciones Chile Beer Kevin Michael Szot E.I.R.L. As a result of the forementioned, CK ended with a total participation of 50.0005% in this subsidiary.

For the business combination described above, the fair values of the assets and liabilities have been determined (see Note 1 – General information, letter D).

e)	Mahina SpA.

On February 18, 2020, the subsidiary Cervecería Kunstmann S.A. (CK) acquired 50.1000% from the purchase of 501 shares from the company Mahina SpA. at a value of ThCh$ 525,000. Later on the same date, Mahina SpA. carried out a capital increase equivalent to 100 shares of which CK subscribed 50 shares at a value of ThCh$ 50,000. As a consequence, CK owns 551 shares equivalent to 50.0909%. Additionally, it was incorporated into the consolidation process of CCU (See Note 15 - Business combinations).

For the business combination described above, the provisional fair values of the assets and liabilities have been determined (see Note 1 – General information, letter D).

f)	La Consulta Vineyard.

On June 1, 2020, the Argentine subsidiary Finca La Celia S.A. became the owner of the operation of La Consulta vineyard by a deed of sale and after having obtained regulatory approvals in Argentina.

For the business combination described above, the provisional fair values of assets and liabilities have been determined (See Note 1 - General Information letter D)).

As of December 31, 2020, the Company has no other business combinations.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Note 16 Investments accounted for using equity method

Joint ventures and Associates

As of December 31, 2020 and 2019, the Company recorded investments qualifying as joint venture and associates.

The share value of investments in joint ventures and associates are detailed as follows:

	Percentage of participation	As of December 31, 2020	As of December 31, 2019
	%	ThCh$	ThCh$
Cervecería Austral S.A.	50.00	9,968,250	8,607,390
Foods Compañía de Alimentos CCU Ltda. (1)	50.00	-	1,709,803
Central Cervecera de Colombia S.A.S.	50.00	28,125,779	25,334,386
Zona Franca Central Cervecera S.A.S.	50.00	91,652,215	99,278,045
Total joint ventures		129,746,244	134,929,624
Other companies		1,360,541	1,168,438
Total associated		1,360,541	1,168,438
Total		131,106,785	136,098,062

(1) See Note 16 - Investments accounted for by the equity method, number (2).

The above mentioned values include goodwill generated in the acquisition of the following joint venture and associate, which are presented net of any impairment loss:

	As of December 31, 2020	As of December 31, 2019
	ThCh$	ThCh$
Cervecería Austral S.A.	1,894,770	1,894,770
Total	1,894,770	1,894,770

The result accrued in joint ventures and associates are detailed as follows:

	For the years ended as of December 31,
	2020	2019	2018
	ThCh$	ThCh$	ThCh$
Cervecería Austral S.A.	1,799,437	1,930,395	1,638,811
Foods Compañía de Alimentos CCU Ltda.	(354,154)	897,526	792,376
Central Cervecera de Colombia S.A.S.	(11,577,019)	(18,755,448)	(11,804,950)
Zona Franca Central Cervecera S.A.S.	1,690,661	(562,416)	(391,465)
Total joint ventures	(8,441,075)	(16,489,943)	(9,765,228)
Bebidas Bolivianas BBO S.A.	-	-	(921,812)
Other companies (1)	3,866	58,184	(128,480)
Total associated	3,866	58,184	(1,050,292)
Total	(8,437,209)	(16,431,759)	(10,815,520)
(1)	See Note 15 – Business combinations, letter a).
(2)	See Note 15 – Business combinations, letter d).
F-87

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Changes in investments in joint ventures and associates are detailed as follows:

	As of December 31, 2020	As of December 31, 2019
	ThCh$	ThCh$
Balance at the beginning of year	136,098,062	142,017,781
Other payments to acquire interests in joint ventures	19,287,372	13,549,638
Participation in the joint ventures and associates (loss)	(8,437,209)	(16,431,759)
Capital decrease (1)	(1,355,651)	(11,200,000)
Dividends received	(423,669)	(614,591)
Business combinations (2)	-	(241,885)
Others (*)	(14,062,120)	9,018,878
Total	131,106,785	136,098,062

(1)	See Note 16 – Investments accounted for using equity method, number (2).
(2)	See Note 15 – Business combinations letter d).

(*) Mainly includes effects from the conversion of joint ventures.

Significant matters regarding investments accounted for using the equity method are detailed as follows:

(1) Cervecería Austral S.A.

It is a closed stock company that operates as a beer manufacturing facility in the southern end of Chile, which is the southernmost brewery in the world.

(2) Foods Compañía de Alimentos CCU Ltda. (Foods)

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

In the Extraordinary Shareholders' Meeting held on September 23, 2020, it was agreed to transform the company into a limited liability company (LLC), which was renamed as Foods Compañía de Alimentos CCU Limitada.

On November 11, 2020, Foods Compañía de Alimentos CCU Limitada was liquidated.

As a result of the aforementioned the shareholder CCU Inversiones S.A. exchanged its investment for assets: cash, which is presented in the Statement of Cash Flows under Investment flows in the line Other cash movements, and land and facilities in the Consolidated Financial Statement in the Item Investment Properties.

The effect on the results was not significant and it was recognized within Other gain (losses).

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

For the purposes above, previous associations involves the construction of a beer production plant, with an annual total capacity of 3,000,000 hectoliters.

The Parties will also invest in CCC and ZF CC an approximate amount of US$ 200,000,000 in equal parts, following a gradual investment plan agreed by the parties.

As of December 31, 2020 and 2019, the total amount contributed to CCC and ZF CC was US$ 279,394,156 (equivalents to ThCh$ 185,986,330) and US$ 255,734,458 (equivalents to ThCh$ 166,698,958), respectively.

The Company does not have any contingent liabilities related to joint ventures and associates as December 31, 2020.

As of December 31, 2020 and 2019, the significant items of the financial statements of 100% of joint ventures and associates are summarized as follows:

	Joint ventures
	As of December 31, 2020	As of December 31, 2019
	ThCh$	ThCh$
Assets and Liabilities
Current assets	86,429,862	135,905,220
Non-current assets	290,767,946	319,779,443
Current liabilities	58,255,727	122,826,437
Non-current liabilities	62,082,064	65,850,124

	Joint ventures
	For the years ended as of December 31,
	2020	2019	2018
	ThCh$	ThCh$	ThCh$
Income Statement (Summarized)
Net sales	186,220,125	124,808,755	70,296,729
Operating result	(17,903,426)	(42,670,725)	(21,173,985)
Net income for year	(17,637,644)	(31,752,130)	(19,886,274)
Other comprehensive income	10,808,355	(49,363,608)	(24,720,721)
Depreciation and amortization	(16,209,859)	(11,386,595)	(2,656,715)

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Note 17 Intangible assets other than goodwill

The intangible assets movement are detailed as follows:

	Trademarks	Software programs	Water rights	Distribution rights	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2019
Historic cost	104,487,137	35,157,353	2,942,512	833,653	143,420,655
Accumulated amortization	-	(23,885,912)	-	(570,601)	(24,456,513)
Book Value	104,487,137	11,271,441	2,942,512	263,052	118,964,142

As of December 31, 2019
Additions	-	7,624,915	268,321	-	7,893,236
Additions for business combinations (cost) (1)	393,946	-	-	-	393,946
Amortization of year	-	(3,363,211)	-	(99,933)	(3,463,144)
Conversion effect	(12,069,829)	(478,931)	-	(121,562)	(12,670,322)
Divestitures	-	-	(11,484)	-	(11,484)
Effect of conversion (amortization)	-	188,764	-	37,420	226,184
Others increase (decreased) (2)	13,547,464	605,356	-	133,288	14,286,108
Changes	1,871,581	4,576,893	256,837	(50,787)	6,654,524
Book Value	106,358,718	15,848,334	3,199,349	212,265	125,618,666

As of December 31, 2019
Historic cost	106,358,718	42,908,693	3,199,349	845,379	153,312,139
Accumulated amortization	-	(27,060,359)	-	(633,114)	(27,693,473)
Book Value	106,358,718	15,848,334	3,199,349	212,265	125,618,666

As of December 31, 2020
Additions	-	9,015,090	-	-	9,015,090
Additions for business combinations (cost) (1)	962,619	-	-	-	962,619
Divestitures (cost)	-	(81,714)	-	-	(81,714)
Divestitures (amortization)	-	68,545	-	-	68,545
Amortization of year	-	(2,408,529)	-	(94,155)	(2,502,684)
Conversion effect	(13,918,619)	(713,228)	-	(171,349)	(14,803,196)
Effect of conversion (amortization)	-	314,736	-	102,833	417,569
Others increase (decreased) (2)	9,245,717	230,951	-	85,878	9,562,546
Changes	(3,710,283)	6,425,851	-	(76,793)	2,638,775
Book Value	102,648,435	22,274,185	3,199,349	135,472	128,257,441

As of December 31, 2020
Historic cost	102,648,435	51,359,792	3,199,349	759,908	157,967,484
Accumulated amortization	-	(29,085,607)	-	(624,436)	(29,710,043)
Book Value	102,648,435	22,274,185	3,199,349	135,472	128,257,441

(1) See Note 15 – Business combinations e).

(2) Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies”.

There are no restrictions or pledges on intangible assets.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

The cash generating units associated to the trademarks are detailed as follows:

Segment	Cash Generating Unit	As of December 31, 2020	As of December 31, 2019
	(CGU)	ThCh$	ThCh$
Chile	Embotelladoras Chilenas Unidas S.A.	31,794,599	32,109,965
	Manantial S.A.	1,166,000	1,166,000
	Compañía Pisquera de Chile S.A.	1,363,782	1,363,782
	Cervecería Kunstmann S.A. (1)	2,397,674	1,435,055
	Sub-Total	36,722,055	36,074,802
International Business	CCU Argentina S.A. and subsidiaries	35,260,216	38,507,563
	Marzurel S.A., Coralina S.A. and Milotur S.A.	2,076,714	2,482,089
	Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A.	3,137,761	3,542,203
	Bebidas Bolivianas BBO S.A.	5,573,122	5,864,121
	Sub-Total	46,047,813	50,395,976
Wines	Viña San Pedro Tarapacá S.A. (2)	19,878,567	19,887,940
	Sub-Total	19,878,567	19,887,940
Total		102,648,435	106,358,718

(1)	See Note 1 – General Information, letters d) and e).
(2)	See Note 15 – Business combinations, letters c) and f).

Management has carried out impairment tests, from which no evidence of impairment has emerged. Regarding Trademarks with an indefinite useful life, the same methodology has been used as indicated in Note 18 - Goodwill.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Note 18 Goodwill

The goodwill movement is detailed as follows:

Goodwill
ThCh$
As of January 1, 2019
Historic cost	123,044,901
Book Value	123,044,901

As of December 31, 2019
Additions for business combinations (1)	306,691
Other increases (decreases) (2)	9,153,712
Conversion effect	(7,549,866)
Changes	1,910,537
Book Value	124,955,438

As of December 31, 2019
Historic cost	124,955,438
Book Value	124,955,438

As of December 31, 2020
Other increases (decreases) (2)	6,243,023
Impairment of the year (3)	(3,401,430)
Conversion effect	(10,606,268)
Changes	(7,764,675)
Book Value	117,190,763

As of December 31, 2020
Historic cost	117,190,763
Book Value	117,190,763

(1) Corresponds to effects on goodwill from business combinations whose final fair values were determined in 2019.

(2) Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies”.

(3) See Note 32 - Other Gain (Losses).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

For the purpose of impairment testing, goodwill acquired in a business combination is allocated as of the acquisition date to each of the CGUs, or groups of CGUs that is expected to benefit from the business combination synergies. The carrying amount of goodwill assigned to the CGUs within the Company’s segments is detailed as follows:

Segment	Cash Generating Unit	As of December 31, 2020	As of December 31, 2019
	(CGU)	ThCh$	ThCh$
Chile	Embotelladoras Chilenas Unidas S.A.	25,257,686	25,257,686
	Manantial S.A.	8,879,245	8,879,245
	Compañía Pisquera de Chile S.A.	9,808,550	9,808,550
	Los Huemules S.R.L.	3,982	5,892
	Cervecería Kunstmann S.A.	456,007	456,007
	Cervecería Szot SpA. (1)	202,469	202,469
	Sub-Total	44,607,939	44,609,849
International Business	CCU Argentina S.A. and subsidiaries	23,812,988	26,014,868
	Marzurel S.A., Coralina S.A. and Milotur S.A.	3,425,283	4,422,841
	Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A.	4,672,582	5,214,846
	Bebidas Bolivianas BBO S.A. (2)	8,255,827	12,276,890
	Sub-Total	40,166,680	47,929,445
Wines	Viña San Pedro Tarapacá S.A.	32,416,144	32,416,144
	Sub-Total	32,416,144	32,416,144
Total		117,190,763	124,955,438

(1)	See Note 15 – Business combinations, letter d).
(2)	See Note 1 – General information letter D) number (4).

The estimated recoverable amount as of December 31, 2020 of Bolivian CGU (Bebidas Bolivianas BBO S.A.) of ThCh$ 21,864,295 was compared to the net book values of the cash-generating unit on the same date, resulting in an impairment loss of ThCh$ 3,401,430. The total amount was recognized in the Consolidated Statement of Incomes in Other gains (losses).

The Company concluded that due to a deterioration of the Bolivia macroeconomic environment and a higher country risk, a triggering event existed for that cash generating unit.

There were no additional amounts of impairment that needed to be adjusted in the rest of the CGU's values or in other non-financial assets.

Main assumptions for impairment calculation

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

The following table shows the most relevant inputs for each CGU in where there is a relevant Goodwill and / or intangible assets with indefinite useful life assigned:

	Chile	Argentina	Uruguay	Paraguay	Bolivia

Estimated CAPEX for the year 2021 ThCh$	148,650	34,877	1,171	1,891	1,260
Perpetual growth	3.00%	2.50%	2.20%	3.00%	4.00%
Discount rate	7.79%	15.48%	9.50%	8.80%	10.40%

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

Perpetual growth: Although the Company expects a higher volume and price growth in the medium and long term, a nominal growth of 3% has been assumed for the perpetuity in Chilean units, which is a conservative assumption considering the historical capacity and nature of the business where the company operates. In the case of Uruguay a perpetuity rate of 2.2% is used, consistent with the expected long-term growth for this country. For Bolivia a perpetuity rate of 4.0% equivalent to long-term inflation of the country plus a percentage of the potencial long-term GDP are used. In the case of Paraguay and Argentina a perpetuity rate of 3.0% and 2.5% are used respectively, which are composed by the average inflation rate of the United States of America mentioned above, plus a percentage of the potential long-term GDP in each country.

Discount rate: Corresponds to the nominal WACC (Weighted Average Cost of Capital) rate of each country.

The Administration has not evidenced any other impairment effects in addition to those recorded for Bebidas Bolivianas BBO S.A. in Bolivia. According to the calculated sensitivities, the Administration determines that there is no reasonably possible change in the assumptions mentioned above that could cause that the book value exceeds the estimated recoverable value as of December 31, 2020.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Note 19 Property, plant and equipment

Property, plant and equipment movements are detailed as follows:

	Land, buildings and construction	Machinery and equipment	Bottles and containers	Other Equipment	Assets under contruction	Furniture, accessories and vehicles	Under production vines	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2019
Historic cost	679,853,030	551,888,633	180,757,354	143,550,263	97,428,207	80,841,052	30,862,740	1,765,181,279
Accumulated depreciation	(195,241,389)	(306,443,476)	(93,592,548)	(91,328,126)	-	(55,200,563)	(14,428,606)	(756,234,708)
Book Value	484,611,641	245,445,157	87,164,806	52,222,137	97,428,207	25,640,489	16,434,134	1,008,946,571

As of December 31, 2019
Additions	-	-	-	-	131,852,714	-	-	131,852,714
Additions of historic cost by business combination	8,271,085	2,605,523	2,672	-	-	-	-	10,879,280
Additions of accumulated depreciation by business combination	(5,168)	(14,806)	(838)	-	-	-	-	(20,812)
Transfers	41,029,751	29,954,266	19,737,192	18,915,984	(117,631,917)	7,304,360	2,413,894	1,723,530
Conversion effect historic cost	(11,615,913)	(18,521,702)	(18,784,647)	(5,216,819)	(1,119,515)	(285,545)	(244,966)	(55,789,107)
Write off (cost)	(916,048)	(1,686,432)	(5,447,699)	(19,566,224)	-	(18,177,535)	-	(45,793,938)
Write off (depreciation)	772,278	1,250,400	4,464,153	19,540,873	-	18,095,047	-	44,122,751
Capitalized interests	-	-	-	-	909,256	-	-	909,256
Depreciation	(19,241,330)	(30,888,633)	(23,542,865)	(15,756,612)	-	(6,397,530)	(1,132,431)	(96,959,401)
Conversion effect depreciation	399,539	2,043,578	5,068,567	1,712,436	-	509,072	-	9,733,192
Others increase (decreased) (1)	13,678,084	24,772,155	15,358,642	3,240,126	5,731,215	269,597	273,374	63,323,193
Divestitures (cost)	(1,861)	(40,001)	(405,192)	(5,835,237)	(583,270)	(8,872)	(428,543)	(7,302,976)
Divestitures (depreciation)	1,609	2,064	336,276	5,758,846	-	6,986	-	6,105,781
Changes	32,372,026	9,476,412	(3,213,739)	2,793,373	19,158,483	1,315,580	881,328	62,783,463
Book Value	516,983,667	254,921,569	83,951,067	55,015,510	116,586,690	26,956,069	17,315,462	1,071,730,034

As of December 31, 2019
Historic cost	731,878,806	589,477,457	190,100,694	133,582,436	116,586,690	70,566,940	31,942,579	1,864,135,602
Accumulated depreciation	(214,895,139)	(334,555,888)	(106,149,627)	(78,566,926)	-	(43,610,871)	(14,627,117)	(792,405,568)
Book Value	516,983,667	254,921,569	83,951,067	55,015,510	116,586,690	26,956,069	17,315,462	1,071,730,034

As of December 31, 2020
Additions	-	-	-	-	128,547,688	-	-	128,547,688
Additions by business combinations	1,987,806	31,370	5,491	-	-	5,320	706,387	2,736,374
Transfers	31,930,605	35,959,489	15,675,921	10,261,708	(101,990,034)	4,587,689	3,617,533	42,911
Conversion effect historic cost	(18,274,583)	(24,672,022)	(20,800,016)	(7,547,615)	(4,778,159)	(831,094)	(258,686)	(77,162,175)
Write off (cost)	(1,618,648)	(7,408,733)	(2,632,730)	(6,909,303)	-	(1,165,852)	-	(19,735,266)
Write off (depreciation)	1,610,774	7,065,230	2,635,188	6,408,229	-	1,047,262	-	18,766,683
Capitalized interests	-	-	-	-	1,087,157	-	-	1,087,157
Depreciation	(21,669,111)	(30,783,333)	(23,167,195)	(17,320,702)	-	(6,520,948)	(1,234,911)	(100,696,200)
Conversion effect depreciation	1,120,407	5,514,676	6,431,381	3,365,384	-	515,633	-	16,947,481
Others increase (decreased) (1)	9,794,697	16,680,477	11,294,693	3,405,872	1,441,195	305,613	(33,733)	42,888,814
Divestitures (cost)	(13,856)	(7,958)	(316,601)	(323,260)	-	(52,146)	-	(713,821)
Divestitures (depreciation)	8,537	7,595	327,805	293,534	-	66,733	-	704,204
Impairment of the year (2)	(2,628,004)	-	-	-	-	-	-	(2,628,004)
Changes	2,248,624	2,386,791	(10,546,063)	(8,366,153)	24,307,847	(2,041,790)	2,796,590	10,785,846
Book Value	519,232,291	257,308,360	73,405,004	46,649,357	140,894,537	24,914,279	20,112,052	1,082,515,880

As of December 31, 2020
Historic cost	752,373,292	609,239,605	191,812,594	131,488,537	140,894,537	72,886,303	35,817,543	1,934,512,411
Accumulated depreciation	(233,141,001)	(351,931,245)	(118,407,590)	(84,839,180)	-	(47,972,024)	(15,705,491)	(851,996,531)
Book Value	519,232,291	257,308,360	73,405,004	46,649,357	140,894,537	24,914,279	20,112,052	1,082,515,880

(1)	Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies”.
(2)	See Note 32 - Other Gain (Losses)
F-95

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

In relation to the impairtment losses in Properties, plants and equipment, the Administration has evidenced impairtment on certain lands as of December 31, 2020, mainly originated in particular considerations regarding the destination for which they were acquired.

The balance of the land at the end of each year is as follows:

	As of December 31, 2020	As of December 31, 2019
	ThCh$	ThCh$
Land	263,887,611	265,724,058
Total	263,887,611	265,724,058

Capitalized interest as of December 31, 2020, amounted ThCh$ 1,087,157 (ThCh$ 909,256 in 2019 and ThCh$ 609,921 in 2018), using an annually capitalization rate of 2.64% (3.68% in 2019 and 3.71% in 2018).

The Company, through its subsidiary Viña San Pedro Tarapacá S.A., has biological assets corresponding to vines that produce grapes. The vines are segmented into those under formation and those under production, and they are grown both on leased and owned land. The grapes harvested from these vines are used in the manufacturing of wine, which is marketed both in the domestic market and abroad.

As of December 31, 2020, the Company maintained approximately 5,185 hectares of which 4,336 are for vines in production stage. Of the total hectares mentioned above, 4,005 correspond to own land and 331 to leased land.

The vines under formation are recorded at historic cost, and only start being depreciated when they are transferred to the production phase, which occurs in the majority of cases in the third year after plantation, when they start producing grapes commercially (in volumes that justify their production-oriented handling and later harvest).

During 2020, the production in plant vines yield was approximately 41.0 million kilos of grapes (50.6 million kilos of grapes in 2019).

By the nature of business of the Company, in the value of the assets it is not considered to start an allowance for cost of dismantling, removal or restoration.

The depreciation for the year ended as of December 31, 2020 and 2019, recognized in net incomes and other assets is as follows:

	As of December 31, 2020	As of December 31, 2019
	ThCh$	ThCh$
Recognized in net incomes (*)	99,803,814	95,453,146
Recognized in others assets	892,386	1,506,255
Total	100,696,200	96,959,401

(*) Includes ThCh $ 1,627,791 (ThCh $ 767,725 in 2019) of depreciation of agricultural assets (barrels), related to the cost of selling wine.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Note 20 Investment Property

Investment property movements are detailed as follows:

	Lands	Buildings	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2019
Historic cost	6,725,253	2,737,318	9,462,571
Depreciation	-	(746,615)	(746,615)
Book Value	6,725,253	1,990,703	8,715,956

As of December 31, 2019
Additions	-	132,462	132,462
Divestitures	(695,289)	-	(695,289)
Depreciation	-	(64,088)	(64,088)
Conversion effect (depreciation)	(1,042,090)	(391,483)	(1,433,573)
Conversion effect	-	23,854	23,854
Other increases (decreases) (1)	1,191,644	442,308	1,633,952
Changes	(545,735)	143,053	(402,682)
Book Value	6,179,518	2,133,756	8,313,274

As of December 31, 2019
Historic cost	6,179,518	2,920,605	9,100,123
Depreciation	-	(786,849)	(786,849)
Book Value	6,179,518	2,133,756	8,313,274

As of December 31, 2020
Additions (2)	76,136	100,952	177,088
Divestitures	(277,008)	(44,269)	(321,277)
Depreciation	-	(68,177)	(68,177)
Conversion effect (depreciation)	(1,142,449)	(410,633)	(1,553,082)
Conversion effect	-	29,665	29,665
Other increases (decreases) (1)	857,249	271,202	1,128,451
Changes	(486,072)	(121,260)	(607,332)
Book Value	5,693,446	2,012,496	7,705,942

As of December 31, 2020
Historic cost	5,693,446	2,837,857	8,531,303
Depreciation	-	(825,361)	(825,361)
Book Value	5,693,446	2,012,496	7,705,942

(1) Corresponds to the financial effect of the application IAS 29 Financial reporting in hyperinflationary economies.

(2) See Note 16 - Investments accounted for using equity method number 2).

Investment property includes seventeen land properties, two offices and one apartment, situated in Chile, which are maintained for appreciation purposes, with one apartment for being leased and generating ThCh$ 5,868 revenue during year 2020 (ThCh$ 3,825 in 2019 and ThCh$ 158,235 in 2018). Additionally, there are four properties in Argentina, which are leased and generated an income for ThCh$ 99,840 for year 2020 (ThCh$ 104,334 in 2019 and ThCh$ 97,312 in 2018). In addition, the expenses associated with such investment properties amounted to ThCh$ 69,533 for the year ended as of December 31, 2020 (ThCh$ 67,096 in 2019 and ThCh$ 90,312 in 2018).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

The market valuation of investment properties exceeds 100% of the book value.

The fair value, of investment property that represent 96% of the carrying amount is ThCh$ 11,071,904.

Management has not detected any evidence of impairment of investment property.

The Company does not maintain any pledge or restriction over investment property items.

Note 21 Other financial liabilities

Debts and financial liabilities classified according to the type of obligation and their classifications in the Consolidated Financial Statements are detailed as follows:

	As of December 31, 2020		As of December 31, 2019
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Bank borrowings (1)	37,754,705	88,151,400	42,447,438	99,749,082
Bonds payable (1)	7,691,023	324,725,456	6,744,739	133,806,947
Derivative not designated as hedges (2)	4,243,939	-	240,394	-
Derivative designated as hedges (2)	5,323,640	-	805,306	-
Deposits for return of bottles and containers	14,116,167	-	13,290,754	-
Total	69,129,474	412,876,856	63,528,631	233,556,029

(1) See Note 5 – Risk administration.

(2) See Note 7 – Financial instruments.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

The maturities and interest rates of these obligations are detailed as follows:

Current loan and financial obligation

As of December 31, 2020:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76,035,409-0	Cervecera Guayacán SpA.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	UF	1,357	4,071	5,428	Monthly	4.87
76,337,371-1	Bebidas CCU-PepsiCo SpA.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	8,179	-	8,179	At maturity	3.20
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	324,308	324,308	At maturity	4.56
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	10,926,400	10,926,400	At maturity	2.20
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	USD	-	42,899	42,899	At maturity	3.64
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	USD	-	10,796,220	10,796,220	At maturity	1.98
91,041,000-8	Viña San Pedro Tarapacá S.A. (1)	Chile	97,018,000-1	Scotiabank Chile	Chile	USD	3,650	8,247,020	8,250,670	At maturity	1.20
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	44,827	2,000,000	2,044,827	At maturity	4.92
96,981,310-6	Cervecería Kunstmann S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	-	2,014,896	2,014,896	At maturity	3.83
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	-	1,008,444	1,008,444	At maturity	4.00
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	-	1,667,569	1,667,569	Semiannual	3.45
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	28,661	-	28,661	At maturity	3.95
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	326,560	-	326,560	At maturity	4.68
0-E	Sáenz Briones & Cía. S.A.I.C.	Argentina	0-E	Banco Citibank	Argentina	ARS	966	-	966	At maturity	34.75
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	61,176	-	61,176	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	35,693	-	35,693	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	8,821	-	8,821	Semiannual	5.95
0-E	Milotur S.A.	Uruguay	0-E	Banco Itaú	Uruguay	UI	202,988	-	202,988	Monthly	4.80
Total							722,878	37,031,827	37,754,705

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement Note 7 – Financial instruments.

(*) The amount based on the undiscounted contractual flows is found in Note 5 – Risk administration.

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bonds payable
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond H	573 23/03/2009	Chile	UF	3,260,702	2,625,046	5,885,748	Semiannual	4.25
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond J	898 28/06/2018	Chile	UF	976,885	3,482	980,367	Semiannual	2.90
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond L	897 28/06/2018	Chile	UF	52,828	247,413	300,241	Semiannual	1.20
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond M	898 28/06/2018	Chile	UF	52,355	236,335	288,690	Semiannual	1.60
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	Bond D	986 12/12/2019	Chile	UF	49,346	186,631	235,977	Semiannual	1.00
Total							4,392,116	3,298,907	7,691,023

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement Note 7 – Financial instruments.

(*) The amount based on the undiscounted contractual flows is found in Note 5 – Risk administration.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

As of December 31, 2019:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76,035,409-0	Cervecera Guayacán SpA.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	UF	2,037	2,629	4,666	Monthly	4.87
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	10,715,017	10,715,017	At maturity	2.20
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	USD	-	11,370,518	11,370,518	At maturity	2.47
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	USD	-	45,102	45,102	At maturity	3.64
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	USD	-	7,629,611	7,629,611	At maturity	3.08
91,041,000-8	Viña San Pedro Tarapacá S.A. (1)	Chile	97,018,000-1	Scotiabank Chile	Chile	USD	-	9,089	9,089	At maturity	2.90
91,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	319,034	319,034	At maturity	4.56
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	13,500	4,500	18,000	Monthly	6.00
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	22,500	-	22,500	Monthly	5.76
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	9,761	3,286	13,047	Monthly	6.12
96,711,590-8	Manantial S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	22,183	30,027	52,210	Monthly	5.14
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	16,667	11,113	27,780	Monthly	4.44
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	20,834	27,776	48,610	Monthly	4.42
96,711,590-8	Manantial S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	25,468	-	25,468	Monthly	4.92
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	41,300	-	41,300	Monthly	4.92
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	30,880	20,791	51,671	Monthly	4.73
96,711,590-8	Manantial S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	39,281	53,063	92,344	Monthly	4.42
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	31,200	83,600	114,800	Monthly	5.16
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	300,155	-	300,155	Monthly	0.31
96,711,590-8	Manantial S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	997,853	-	997,853	Monthly	2.34
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	45,100	-	45,100	At maturity	4.92
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	6,384	400,000	406,384	At maturity	4.56
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	296,906	299,397	596,303	Monthly	5.02
96,981,310-6	Cervecería Kunstmann S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	CLP	-	14,896	14,896	At maturity	3.83
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	-	8,444	8,444	At maturity	4.00
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	-	1,589,137	1,589,137	Semiannual	3.45
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	322,400	-	322,400	At maturity	4.68
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Patagonia	Argentina	ARS	4,385,390	-	4,385,390	At maturity	55.00
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Patagonia	Argentina	ARS	2,474,461	-	2,474,461	At maturity	53.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	41,808	-	41,808	Quarterly	5.00
0-E	Milotur S.A.	Uruguay	0-E	Banco Itaú	Uruguay	UI	332,747	331,593	664,340	Monthly	4.80
Total							9,478,815	32,968,623	42,447,438

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement Note 7 – Financial instruments.

(*) The amount based on the undiscounted contractual flows is found in Note 5 – Risk administration.

Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	Maturity (*)
							0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bonds payable
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond H	573 23/03/2009	Chile	UF	661,567	5,128,436	5,790,003	Semiannual	4.25
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond J	898 28/06/2018	Chile	UF	-	954,736	954,736	Semiannual	2.90
Total							661,567	6,083,172	6,744,739

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement Note 7 – Financial instruments.

(*) The amount based on the undiscounted contractual flows is found in Note 5 – Risk administration.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Non-current loan and financial obligation

As of December 31, 2020:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76,035,409-0	Cervecera Guayacán SpA.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	UF	10,856	10,856	36,172	57,884	Monthly	4.87
76,337,371-1	Bebidas CCU-PepsiCo SpA.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	997,111	-	-	997,111	At maturity	3.20
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	39,978,565	-	-	39,978,565	At maturity	4.56
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	USD	9,945,156	-	-	9,945,156	At maturity	3.64
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	3,300,000	3,301,389	-	6,601,389	Semiannual	3.45
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	-	2,980,819	-	2,980,819	At maturity	3.95
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	16,000,000	-	-	16,000,000	At maturity	4.68
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	985,409	1,751,838	766,429	3,503,676	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	2,638,387	4,397,310	-	7,035,697	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	1,051,103	-	-	1,051,103	Semiannual	5.95
Total							74,906,587	12,442,212	802,601	88,151,400

(*)The amount based on the undiscounted contractual flows is found in Note 5 – Risk administration.

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bonds payable
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond H	573 23/03/2009	Chile	UF	10,529,882	10,539,626	23,754,354	44,823,862	Semiannual	4.25
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond J	898 28/06/2018	Chile	UF	9,244	9,255	87,292,422	87,310,921	Semiannual	2.90
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond L	897 28/06/2018	Chile	UF	428,496	44,034,575	43,908,966	88,372,037	Semiannual	1.20
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond M	898 28/06/2018	Chile	UF	424,658	425,238	59,078,988	59,928,884	Semiannual	1.60
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	Bond D	986 12/12/2019	Chile	UF	417,245	43,872,507	-	44,289,752	Semiannual	1.00
Total							11,809,525	98,881,201	214,034,730	324,725,456

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement Note 7 – Financial instruments.

(*) The amount based on the undiscounted contractual flows is found in Note 5 – Risk administration.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

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

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement Note 7 - Financial instruments.

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

Details of the fair value of bank borrowings, financial leases obligations and bonds payable are described in Note 7 -Financial instruments.

The effective interest rates of bond obligations are as follows:

Bonds Serie H	4.27%
Bonds Serie J	2.89%
Bonds Serie L	1.21%
Bonds Serie M	0.87%
Bonds Serie D	0.53%

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Debts and financial liabilities are stated in several currencies and accrue fixed and variable interest rates. These obligations classified by currency and interest type (excluding the effect of cross currency interest rate swap agreements) are detailed as follows:

	As of December 31, 2020		As of December 31, 2019
	Fixed Interest Rate	Variable Interest Rate	Fixed Interest Rate	Variable Interest Rate
	ThCh$	ThCh$	ThCh$	ThCh$
US Dollar	20,784,275	8,250,670	29,491,061	8,694,473
Chilean Pesos	84,907,728	-	85,058,395	-
Argentinean Pesos	966	-	6,859,851	-
Unidades de Fomento (*)	332,479,791	-	140,617,628	-
Unidad indexada (**)	202,988	-	885,402	-
Bolivian	11,696,166	-	11,141,396	-
Total	450,071,914	8,250,670	274,053,733	8,694,473

(*) The Unidad de Fomento (UF) is a Chilean inflation-indexed, Chilean peso-denominated monetary unit. The UF rate us set daily in advance based on changes in the previous month’s inflation rate.

(**) The unidad Indexada (UI) is an Uruguayan inflation-indexed, Uruguayan peso-denominated monetary unit. The UI rate is set daily in advance based on changes in the previous month’s inflation rate.

The terms and conditions of the main interest accruing obligations as of December 31, 2020, are detailed as follows:

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

This loan accrues interest at an annual fixed rate of 4.68%. The Subsidiary pays interest semi-annually and the capital amortization consists of a single payment at the end of the established term.

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

On the other hand, the Company, through an agreement dated July 28, 2017, forces to maintain a direct or indirect shareholding of at least 50.1%, which allows it to control its subsidiary Compañía Pisquera de Chile S.A. during the term of this loan.

As of December 31, 2020, the Subsidiary and CCU were in compliance with the financial covenants and specific requirements of this loan.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

b)	On October 15, 2014, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco del Estado de Chile for a total of UF 380,000, (equivalent to ThCh$ 9,206,290) maturing on October 15, 2019.

On October 15, 2019 the subsidiary Viña San Pedro Tarapacá S.A. renegotiated this loan, by an amount of ThCh$ 10,664,833, at a fixed interest rate maturing on April 10, 2020.

On April 13, 2020, the subsidiary Viña San Pedro Tarapacá S.A. renegotiated this loan by an amount of ThCh$ 10,664,833 at a fixed interest rate maturing on April 13, 2021.

The subsidiary amortizes interest semi-annually and capital amortization consists of a single payment at the end of the established term.

c)	On July 15, 2015, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 4,000,000, at a fixed interest rate maturing on July 14, 2020.

The subsidiary amortizes interest and capital monthly until the end of the established term.

On July 14, 2020 this loan was paid.

d)	On April 13, 2017, Compañía Cervecerías Unidas S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 40,000,000, at a fixed interest rate, maturing on April 13, 2022.

The Company amortizes interest semi-annually, and the capital amortization consists in a single payment at the end of the established term.

This obligation is subject to certain reporting obligations in addition to complying with the following financial ratios:

a.	Maintain at the end of each semester an indebtedness ratio measured over the consolidated financial statements not higher than 1.5, defined as the ratio of Total Adjusted Liabilities and Total Adjusted Equity. The Total Adjusted Liabilities are defined as Total Consolidated Liabilities less Dividends provisioned, according to policy included in the Statement of Changes in Equity, plus the amount of all guarantees issued by the Company and its subsidiaries that are cautioned by real guarantees, except as noted in the contract. Total Adjusted Equity is defined as Total Equity plus Dividends provisioned account, according to policy included in the Statement of Changes in Equity.

b.	Maintain a Financial Expense Coverage measured at the end of each semester and retroactively for periods of 12 months, not less than 3, calculated as the ratio of Adjusted ORBDA[1] and Finance Costs account. Adjusted ORBDA means ORBDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants and is defined as: (i) the sum of Gross Margin and Other income by function accounts; (ii) less (absolute numbers) Distribution costs, Administrative expenses and Other expenses by function accounts; and (iii) plus (absolute numbers) Depreciation and Amortization recorded on the Note Nature of the costs and expenses.

c.	Maintain at the end of each semester, assets free of liens for an amount equal to at least 1.2, defined as the ratio of Total Assets free of lien and Finance Debt free of lien. Total Assets free of lien are defined as Total Assets less assets pledged as collateral for cautioned obligations of third parties. Finance Debt free of lien are defined as the sum of Bank loan, Bonds payable and Lease obligations contained under Note Other financial liabilities, these latter obligations are currently presented in a specific item and note.

d.	Maintain at the end of each semester a minimum equity of ThCh$ 312,516,750, meaning Equity Attributable to Equity Holders of the Parent plus the Dividends provisioned account, according to policy included in the Statement of Changes in Equity.

e.	To maintain, either directly or indirectly, ownership over more than 50% of the subscribed and paid-up shares and over the voting rights of the following companies: Cervecera CCU Chile Ltda. and Embotelladoras Chilenas Unidas S.A.

[1] ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020
f.	Maintain a nominal installed capacity for the production manufacturing of beer and soft drinks, equal or higher altogether than 15.9 million hectoliters a year.

g.	To maintain, either directly or through a subsidiary, ownership of the trademark "CRISTAL", denominative for beer class 32 of the international classifier, and not to transfer its use, except to its subsidiaries.

As of December 31, 2020, the Company was in compliance with the financial covenants required for this loan.

e)	On July 3, 2017, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco del Estado de Chile for a total of US$ 8,000,000 (ThCh$ 6,277,920), at a fixed interest rate, maturing on July 3, 2018.

The subsidiary amortizes interest and capital in a single payment at the end of the established term.

On July 3, 2018, this loan was paid.

f)	On April 23, 2018, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco del Estado de Chile for a total of US$ 8,000,000 (ThCh$ 6,277,920), at a fixed interest rate, maturing on April 23, 2019.

The subsidiary amortizes interest and capital in a single payment at the end of the established term.

On April 23, 2019, this loan was paid.

g)	On April 17, 2018, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 1,000,000, at a fixed interest rate, maturing on April 17, 2019.

The subsidiary amortizes interest and capital in a single payment at the end of the established term.

On April 17, 2019 this loan was paid.

h)	On April 26, 2018, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 3,500,000, at a fixed interest rate, maturing on May 25, 2018.

The subsidiary amortizes interest and capital in a single payment at the end of the established term.

On May 25, 2018 the loan was renewed, maturing on July 3, 2018.

On July 3, 2018, this loan was paid.

Banco de Chile – Bank Loans

a)	On April 20, 2016, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco de Chile for a total of ThCh$ 2,000,000, at a fixed interest rate, maturing on April 20, 2018.

The subsidiary amortizes interest and capital in a single payment at the end of the established term.

On April 20, 2018, the subsidiary renegotiated this loan maturing on July 19, 2018.

On July 19, 2018, the loan was renewed maturing on July 19, 2021.

b)	On August 25, 2016, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco de Chile for a total of ThCh$ 400,000 at a fixed interest rate maturing on August 24, 2018.

The subsidiary amortizes interest and capital in a single payment at the end of the established term.

On August 24, 2018, the loan was renewed, maturing on August 24, 2020.

On August 24, 2020, this loan was paid.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Scotiabank Chile – Bank Loans

a)	On June 17, 2015, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Scotiabank Chile for a total of US$ 7,871,500 (ThCh$ 6,177,081). It accrues interest at a compound floating rate Libor at 90 days plus a fixed margin, maturing on June 18, 2018.

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

On June 18, 2018, this loan was paid.

b)	On June 18, 2018, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Scotiabank Chile for a total of US$ 11,600,000 (ThCh$ 9,102,984). It accrues interest at a compound floating rate Libor at 90 days plus a fixed margin, maturing on June 18, 2021.

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

c)	On April 20, 2016, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Scotiabank Chile for a total of ThCh$ 2,000,000, at a fixed interest rate, maturing on April 20, 2017.

The subsidiary amortizes interest semi-annually and capital amortization consists in a single payment at the end of the established term.

On April 20, 2017 the loan was renewed, maturing on April 22, 2019.

On April 22, 2019, this loan was paid.

d)	On July 3, 2018, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Scotiabank Chile for a total of US$ 15,000,000 (ThCh$ 11,771,100), at a fixed interest rate, maturing on July 3, 2019.

The subsidiary amortizes interest and capital in a single payment at the end of the established term.

On July 3, 2019, this loan was paid.

e)	On May 23, 2019, Sociedad Viña San Pedro Tarapacá S.A. signed a bank loan with Scotiabank Chile for a total of US$ 10,000,000 (ThCh$ 7,847,400), at a fixed interest rate, maturing on May 20, 2020.

The subsidiary amortizes interest and capital in a single payment at the end of the established term.

On May 20, 2020, this loan was paid.

f)	On April 17, 2019, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Scotiabank Chile for a total of ThCh$ 1,000,000, at a fixed interest rate, maturing on April 16, 2021.

The subsidiary amortizes interest semi-annually and capital amortization consists in a single payment at the end of the established term.

g)	On December 9, 2019, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Scotiabank Chile for a total of ThCh$ 10,000,000, at a fixed interest rate, maturing on December 9, 2025.

The subsidiary amortizes interest and capital semi-annually with a first payment on June 9, 2020.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

The bank loan mentioned above requires complying certain informational requirements and also compliance with certain financial ratios that are described below:

a.	A Coverage of Financial Expenses higher than or equal to three times. For these purposes, Financial Expenses Coverage is defined as ROADA divided by the item “Financial Expenses” of the Consolidated Financial Statements of the Debtor measured over the last 12 months. ROADA is defined as the Operating Income plus Depreciation for the Year and plus amortization of Intangible Assets.

b.	A ratio of Net Financial Debt to ROADA less than or equal to three times. For these purposes the Net Financial Debt is the difference between /i/ the sum of the item “Others Financial Liabilities, Current and Non-Current”; and /ii/ the sum of the item "Cash and Cash Equivalent" in the Consolidated Financial Statements of the Debtor.

Additionally, this loan forces the subsidiary to comply with certain negative restrictions, such as not granting real guarantees. These are pledges and mortgages to guarantee its own or third-party obligations without prior authorization and by writing of the Bank for an amount equal to or greater than ten percent of the total fixed assets of the Debtor.

As of December 31, 2020, the Subsidiary was in compliance with the financial covenants and specific requirements of this loan.

h)	On February 18, 2020, the subsidiary Bebidas CCU-PepsiCo SpA. signed a bank loan with Scotiabank for a total of ThCh$ 2,000,000 at a fixed interest rate and maturity on February 18, 2023. The Company recognized the 50% of this loan in accordance with its participation on this joint operation.

The subsidiary amortizes interest semi-annually and capital amortization consists of a single payment at the end of the established term.

i)	On March 17, 2020, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Scotiabank for a total of ThCh$ 3,000,000 at a fixed interest rate and maturity on March 16, 2025.

The subsidiary amortizes interest semi-annually and capital amortization consists of a single payment at the end of the established term.

The bank loan mentioned above is required to comply certain informational requirements and also compliance with certain financial ratios that are described below:

a.	A Coverage of Financial Expenses higher than or equal to three times. For these purposes, Financial Expenses Coverage is defined as ROADA divided by the item “Financial Expenses” of the Consolidated Financial Statements of the Debtor measured over the last 12 months. ROADA is defined as the Operating Income plus Depreciation for the Year and plus amortization of Intangible Assets.
b.	A ratio of Net Financial Debt to ROADA less than or equal to three times. For these purposes, the Net Financial Debt is the difference between /i/ the sum of the item “Others Financial Liabilities, Current and Non-Current”; and /ii/ the sum of the item "Cash and Cash Equivalent" in the Consolidated Financial Statements of the Debtor.

Additionally, this loan forces the subsidiary to comply with certain negative restrictions, such as not granting real guarantees. These are pledges and mortgages to guarantee its own or third-party obligations without prior authorization and by writing the Bank for an amount equal to or greater than ten percent of the total fixed assets of the Debtor.

As of December 31, 2020, the Subsidiary was in compliance with the financial covenants and specific requirements of this loan.

j)	On April 30, 2020, the Company signed a bank loan with Scotiabank Chile for a total of ThCh$ 30,000,000, at a fixed interest rate and maturity on April 30, 2021.

The Company amortizes interest and capital in a single payment at the end of the established term.

On June 24, 2020, this loan was paid in advance.

k)	On May 19, 2020, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Scotiabank Chile for a total of US$ 15,000,000 at a fixed interest rate and maturity on May 14, 2021.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

       The subsidiary amortizes interest and capital in a single payment at the end of the established term.

Scotiabank Azul Chile (Former Banco BBVA Chile) – Bank Loans

a)	On January 29, 2018, Compañía Cervecerías Unidas S.A. signed a bank loan with Scotiabank Azul Chile for a total of ThCh$ 60,000,000, at a fixed interest rate, maturing on May 29, 2018.

The Company amortizes interest monthly and capital consists in a single payment at the end of the established term.

On May 29, 2018, the loan was renewed, maturing on July 27, 2018.

On July 27, 2018, the loan was renewed, maturing on August 24, 2018.

On August 24, 2018, this loan was paid.

b)	On July 3, 2018, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Scotiabank Azul Chile for a total of ThCh$ 4,500,000, at a fixed interest rate, maturing on December 3, 2018.

The subsidiary amortizes interest and capital in a single payment at the end of the established term.

On December 3, 2018, this loan was paid.

Banco Consorcio – Bank Loans

a)	On May 17, 2018, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Consorcio for a total of ThCh$ 6,000,000, at a fixed interest rate, maturing on July 3, 2018.

The subsidiary amortizes interest and capital in a single payment at the end of the established term.

On July 3, 2018, this loan was paid.

Banco Itaú Corpbanca – Bank Loans

a)	On April 23, 2019, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Itaú Corpbanca for a total of US$ 14,000,000 (ThCh$ 910,986,360), at a fixed interest rate, maturing on April 22, 2022.

The subsidiary amortizes interest semi-annually and capital amortization consists in a single payment at the end of the established term.

b)	On April 22, 2019, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco Itau Corpbanca for a total of ThCh$ 2,000,000, at a fixed interest rate, maturing on April 21, 2021.

The subsidiary amortizes interest semi-annually and capital amortization consists in a single payment at the end of the established term.

c)	On July 3, 2019, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Itaú Corpbanca for a total of US$ 15,000,000 (ThCh$ 11,771,100), at a fixed interest rate, maturing on July 2, 2020.

The subsidiary amortizes interest and capital in a single payment at the end of the established term.

On July 2, 2020, this loan was paid.

d)	On May 10, 2015, the subsidiary Cervecera Guayacán SpA. signed a bank loan with Banco Itaú Corpbanca for a total of UF 3,067 (ThCh$ 86,827), at a fixed interest rate, maturing on May 10, 2030.

The subsidiary amortizes interest and capital monthly with a first payment on June 10, 2015.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Banco de la Nación Argentina – Bank Loan with Compañía Industrial Cervecera S.A. (CICSA)

a)	On December 28, 2012, CICSA signed a bank loan for a total of 140 million of argentinean pesos maturing on November 26, 2019. The loan was delivered in two stages, where the first was carried out on December 28, 2012, for a total of 56 million argentinean pesos and the second on June 28, 2013, for a total of 84 million of Argentinean pesos.

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

This loan is guaranteed by CCU S.A., through a Stand By issued by the Banco del Estado de Chile to Banco de la Nación Argentina.

On November 26, 2019, this loan was paid.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

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

This loan obliges the subsidiary to meet specific requirements and financial covenants related to their Consolidated Financial Statements, which according to agreement of the parties are as follows:

a.	Maintain a capability of repayment measure at the end of each quarter less than or equal to 3, calculated as the financial debt over Adjusted ORBDA[2]. Adjusted ORBDA means ORBDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants and is defined as: Operating result before Interest, Income taxes, Depreciation and Amortization for the period of 12 months immediately prior to the date of calculation.

b.	Maintain a Financial Expense Coverage measured at the end of each quarter and retroactively for periods of 12 months, not less than 2.5, calculated as the ratio of Adjusted ORBDA (as defined in paragraph (a)) and Financial Costs account.

c.	Maintain at the end of each quarter an indebtedness ratio not higher than 1.5, defined as the ratio Financial Liabilities over the Equity meaning the Equity at the time of calculation, as it arises from their Financial Statements and in accordance with generally accepted accounting principles in the Republic of Argentina.

d.	Maintain at the end of each quarter a minimum Equity of 600 million of argentinean pesos.

On September 16, 2019, this loan was paid.

Banco Mercantil Santa Cruz S.A. – Bank loans

a)	On June 26, 2017, the subsidiary Bebidas Bolivianas BBO S.A. signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 68,877,500 bolivians, at a fixed interest rate, maturing on May 1, 2027.

The subsidiary amortizes quarterly interest and and capital amortization begins on September 10, 2019 in a quarterly basis.

b)	On December 18, 2017, the subsidiary Bebidas Bolivianas BBO S.A. signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 6,860,000 bolivians, at a fixed interest rate, maturing on December 13, 2018.

The subsidiary amortizes interest and capital quarterly.

On September 14, 2018, the loan was paid.

c)	On May 14, 2018, the subsidiary Bebidas Bolivianas BBO S.A. signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 6,860,000 bolivians, at a fixed interest rate, maturing on May 9, 2019.

The subsidiary amortizes interest and capital quarterly.

On September 27, 2018, the loan was paid.

d)	On June 22, 2018, the subsidiary Bebidas Bolivianas BBO S.A. signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 6,180,400 bolivians, at a fixed interest rate, maturing on December 13, 2019.

The subsidiary amortizes interest and capital quarterly.

On September 20, 2018, the loan was paid.

e)	On May 31, 2019, the subsidiary Bebidas Bolivianas BBO S.A. signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 34,300,000 bolivians, at a fixed interest rate, maturing on April 8, 2029.

[2] ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

The subsidiary Bebidas Bolivianas BBO S.A. pays quarterly interest and capital amortization will begin on August 18, 2021 also quarterly.

f)	On May 5, 2020, the subsidiary Bebidas Bolivianas BBO S.A. signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 13,720,000 bolivians at a fixed interest rate and maturing on April 25, 2022.

The subsidiary amortizes quarterly interest and and capital amortization begins on November 1, 2020 in a quarterly basis.

Banco Itaú – Bank loans

a)	On February 20, 2018, the subsidiary Milotur S.A. signed a bank loan with Banco Itaú for a total of UI 15,139,864.80, at a fixed interest rate, maturing on February 20, 2021.

The subsidiary amortizes interest monthly and capital will be payed at the end of the established term.

B)	Bonds Payable

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

The current issue was subscribed with Banco Santander Chile as representative of the bond holders and as paying bank, and it requires that the Company complies with the following financial covenants on its Consolidated Financial Statements and other specific requirements:

a.	Maintain at the end of each quarter an indebtedness ratio measured over the consolidated financial statements not higher than 1.5, defined as the ratio of Total Adjusted Liabilities and Total Adjusted Equity. The Total Adjusted Liabilities are defined as Total Liabilities less Dividends provisioned, according to policy included in the Statement of Changes in Equity, plus the amount of all guarantees, debts or obligations of third parties not within the liability and outside the Issuer or its subsidiaries that are cautioned by real guarantees granted by the Issuer or its subsidiaries. Total Adjusted Equity is defined as Total Equity plus Dividends provisioned account, according to policy included in the Statement of Changes in Equity.

b.	Maintain a Financial Expense Coverage measured at the end of each quarter and retroactively for periods of 12 months, not less than 3, calculated as the ratio of Adjusted ORBDA[3] and Financial Costs account. Adjusted ORBDA means ORBDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants and is defined as: (i) the sum of Gross Margin and Other income by function accounts; (ii) less (absolute numbers) Distribution costs, Administrative expenses and Other expenses by function accounts; and (iii) plus (absolute numbers) Depreciation and Amortization recorded on the Note Nature of the cost and expenses.

c.	Maintain at the end of each quarter, assets free of liens for an amount equal to, at least, 1.2, defined as the ratio of Total Assets free of lien and Financial Debt free of lien. Total Assets free of lien are defined as Total Assets less assets pledged as collateral for cautioned obligations of third parties. Financial Debt free of lien is defined as the sum of lines Bank Loans, Bonds payable and Finance lease obligations contained in Note Other financial liabilities of the Consolidated Financial Statements. These latter obligations are currently presented in a specific item and note.

d.	Maintain at the end of each quarter a minimum equity of ThCh$ 312,516,750, meaning Equity Attributable to Equity Holders of the Parent plus the Dividends provisioned account, according to policy included in the Statement of Changes in Equity. This requirement will increase in the amount resulting from each revaluation of property, plant and equipment to be performed by the Issuer.

[3] ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

e.	To maintain, either directly or indirectly, ownership over more than 50% of the subscribed and paid-up shares and over the voting rights of the following companies: Cervecera CCU Chile Limitada and Embotelladoras Chilenas Unidas S.A.

f.	Maintain a nominal installed capacity for the production manufacturing of beer and soft drinks, equal or higher altogether than 15.9 million hectoliters a year, except in the cases and under the terms of the contract.

g.	To maintain, either directly or through a subsidiary, ownership of the trademark "CRISTAL", denominative for beer class 32 of the international classifier, and not to transfer its use, except to its subsidiaries.

h.	Not to make investments in facilities issued by related parties, except in the cases and under the terms established in the agreement.

The inflationary risk associated to the interest rate in which this Bond H is exposed, is mitigated by the use of cross interest rate swap agreements (interest rate fixed). For details of the Company’s hedge strategies see Note 5 – Risk administration and Note 7 - Financial instruments.

As of December 31, 2020, the Company was in compliance with the financial covenants required for this public issue.

Series J Bonds – CCU S.A.

On June 28, 2018, CCU S.A. registered in the Securities Register, under the number 898, the issuance of its Series J Bond, bearer and dematerialized, for a total of UF 3 million with maturity on August 10, 2043. The Series J bonds will accrue on the unpaid capital expressed in Unidades de Fomento, an annual interest of 2.9%, compounded, due, calculated on the basis of equal semesters of 180 days, equivalent to 1.4396% semi-annual. Interest will accrue as of August 10, 2018, will be paid semiannually as of February 10, 2019.

The issue was subscribed with Banco BICE as the representative of the bond holders and the payer bank and requires the Company to comply with the following financial indicators with respect to its Interim Consolidated Financial Statements and other specific requirements:

a.	Maintain at the end of each quarter a level of consolidated net financial debt, reflected in each of its quarterly Consolidated Financial Statements, not greater than 1.5 times, defined as the ratio between Net Financial Debt and Total Adjusted Equity. The Net Financial Debt is defined as the difference between / x / the unpaid amount of the "Financial Debt", that is, the sum of the accounts, current and non-current, Bank loans, Obligations with the public and Obligations for financial leases, contained in the Note Other financial liabilities, and / and / the balance of the item Cash and cash equivalents. Total Adjusted Equity, which is defined as the sum of / x / Total Equity and / and / the sum of the accounts Interim Dividends, Dividends provisioned according to policy, as well as all other accounts related to the provision of dividends, contained in the Consolidated Statement of Changes in the Issuer's Equity. These latter obligations are currently presented in a specific item and note.

b.	The Issuer must maintain a consolidated financial expense coverage of not less than three times, defined as the ratio between ORBDA and Financial Expenses. ORBDA[4] is the sum of the accounts Gross margin and Other income per function, minus the accounts Distribution expenses, Administrative expenses and Other expenses per function and plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature. Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function. The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of twelve consecutive months prior to the date of the corresponding Consolidated Financial Statements, including the closing month of said Consolidated Financial Statements.

c.	Maintain an Adjusted Equity at a consolidated level for an amount of at least equal to ThCh$ 312,516,750. For these purposes, Adjusted Equity corresponds to the sum of / i / the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, and / ii / the sum of the accounts Interim Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity.

[4] ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

d.	Maintain Lien-Free Assets for an amount equal to at least 1.2 times the unpaid amount of the Financial Debt without collateral. For these purposes, the assets and debts will be valued at book value. The following shall be understood: / a / Assets Free of Liens is the difference between / i / the Total Assets account in the Consolidated Statement of Financial Position, and / ii / the assets given as guarantees indicated in the Note on Contingencies and Commitments of the Consolidated Financial Statements; and / b / Financial Debt is defined in the Issuance Contract.

e.	Maintain, directly or indirectly, the ownership of more than fifty percent of the social rights and of the subscribed and paid shares, respectively, of: / a / Cervecera CCU Chile Limitada and / b / Embotelladoras Chilenas Unidas S.A.

f.	Not sell, nor allow the sale of, nor assign the ownership of, nor transfer and/or in any way alienate, either through a transaction or a series of transactions, directly or indirectly, assets of the Company’s property and/or its subsidiaries necessary to maintain in Chile, directly and / or through one or more Subsidiaries, a nominal installed capacity for the production without distinction of Beers and / or non-alcoholic Beverages and / or Nectars and / or Mineral and / or Packaged Waters. Hereinafter, the "Essential Businesses" equal to and not inferior to, either with respect to one or more of the aforementioned categories or all of them together, 15.9 million hectoliters per year.

g.	To maintain directly or through a subsidiary, the ownership of the trademark "CRISTAL", brand or word, for beer, in class 32 of the International Classifier of Products and Services for the registration of trademarks.

h.	Not to make investments in instruments issued by "related parties" other than the Company’s Subsidiaries, nor to carry out other operations outside its normal line of business under conditions different from those established in the contract.

The inflationary risk associated to the interest rate in which this Bond J is exposed is mitigated by the use of cross interest rate swap agreements (interest rate fixed). For details of the Company’s hedge strategies see Note 5 - Risk administration and Note 7 - Financial instruments.

As of December 31, 2020, the Company was in compliance with the financial covenants required for this public issue.

Series L Bonds – CCU S.A.

On June 28, 2018 under the number 897, CCU S.A. recorded in the Securities Registry the issuance of a 10-years Bonds line. The issuer may issue one or more series of Bonds directed to the market general.

By public complimentary deed on June 10, 2020 the Company recorded in the Securities Record the issue of Bonds Series L for UF three million, maturing on June 1, 2027. The L Series Bonds will accrue on the unpaid capital expressed in UF an interest rate of 1.20% calculated on the basis of equal semesters of 180 days, equivalent to 0.5982% semiannual. The interests will be accrued from June 1, 2020 and will be paid semiannually as from December 1, 2020. The capital will be paid semiannually as from December 1, 2023.

The issue was subscribed with Banco BICE as representative of the bond holders and as paying bank and it requires that the Company complies with the following financial covenants on its Consolidated Financial Statements and other specific requirements:

a)	Maintain at the end of each quarter a level of Consolidated Net Financial Debt reflected in each of its quarterly Consolidated Financial Statements not greater than 1.5 times defined as the ratio between Net Financial Debt and Total Adjusted Equity. The Net Financial Debt is defined as the difference between /x/ the unpaid amount of the "Financial Debt", which is the sum of the accounts current and non-current Bank loans, Obligations with the public and Obligations for financial leases, contained in the Note Other financial liabilities, and /y/ the balance of the item Cash and cash equivalents. Total Adjusted Equity, which is defined as the sum of /x/ Total Equity and /y/ the sum of the accounts Interim Dividends, Dividends provisioned according to policy, as well as all other accounts related to the provision of dividends, contained in the Consolidated Statement of Changes in the Issuer's Equity.

b)	The Issuer must maintain a Consolidated Financial Expense Coverage of no less than three times defined as the ratio between ORBDA and Financial Expenses. ORBDA is defined as the sum of the items Gross margin and Other income per function minus the items Distribution expenses, Administrative expenses, and Other expenses per function registered in the Consolidated Financial Statments of Incomes of the quarterly Consolidated Financial Statement of the issuer, plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature. Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function. The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of 12 consecutive months prior to the date of the corresponding Consolidated Financial Statements including the closing month of said Consolidated Financial Statements.
F-113

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

c)	The issuer must maintain an Adjusted Equity at a consolidated level for an amount of at least equal to ThCh$ 312,516,750. For these purposes, Adjusted Equity corresponds to the sum of /i/ the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, and /ii/ the sum of the accounts Interim Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity.

d)	The issued must maintain Lien-Free Assets for an amount equal to at least 1.2 times the unpaid amount of the Financial Debt without collateral. For these purposes, the assets and debts will be valued at book value. The following shall be understood: /a/ Assets Free of Liens is the difference between /i/ the Total Assets account in the Consolidated Statement of Financial Position, and /ii/ the assets given as guarantees indicated in the Note on Contingencies and Commitments of the Consolidated Financial Statements; and /b/ Fianancial Debt is the definition given to said term in numeral Four letter a/ /i/ of the Fifteenth clause of the Issuance Contract. It is expressly recorded and established that as of the mandatory entry of IFRS 16 on January 1, 2019, which was issued and approved by the International Accounting Standards Board regarding the calculation of Financial Debt that must be made in accordance with numerals Four and Five of Clause Fifteen of the Issuance Contract after said date. The account or respective subaccount refers to the total amount of the liability for obligation for rights of use assets or the name that the Commission defines for this purpose. Due to the entry of the aforementioned standard, it must be disclosed as a financial liability within the items, Other current financial liabilities and Other non-current financial liabilities, which will not be considered, incorporated or used for the calculation and determination of said Financial Debt.

e)	Maintain, directly or indirectly, the ownership of more than fifty percent of the social rights and of the subscribed and paid shares, respectively, of: /a/ Cervecera CCU Chile Limitada and /b/ Embotelladoras Chilenas Unidas S.A.

f)	Not sell, nor allow the sale of, nor assign the ownership of, nor transfer and/or in any way alienate, either through a transaction or a series of transactions, directly or indirectly, assets of the Company’s property and/or its subsidiaries necessary to maintain in Chile, directly and/or through one or more Subsidiaries, a nominal installed capacity for the production without distinction of Beers and/or non-alcoholic Beverages and/or Nectars and/or Mineral and/or Packaged Waters. Hereinafter, the "Essential Businesses" equal to and not inferior to either with respect to one or more of the aforementioned categories or all of them together, 15.9 million hectoliters per year.

g)	Maintain directly or through a Subsidiary, the ownership of the trademark "CRISTAL", brand or word, for beer, in class 32 of the International Classifier of Products and Services for the registration of trademarks.

h)	Not to make investments in instruments issued by "related parties" other than the Company’s Subsidiaries, nor to carry out other operations outside its normal line of business, under conditions different from those established in Chapter XVI of open stocks companies law.

As of December 31, 2020, the Company was in compliance with the financial covenants required for this public issue.

Series M Bonds – CCU S.A.

On June 28, 2018 under the number 898, CCU S.A. recorded in the Securities Registry the issuance of a 30-years Bonds line. The issuer may issue one or more series of Bonds directed to the market general.

The issue was subscribed with Banco BICE as representative of the bond holders and as paying bank. It requires that the Company complies with the following financial covenants on its Consolidated Financial Statements and other specific requirements:

The issue was subscribed with Banco BICE as representative of the bond holders and as paying bank. It requires that the Company complies with the following financial covenants on its Consolidated Financial Statements and other specific requirements:

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020
a)	Maintain at the end of each quarter a level of Consolidated Net Financial Debt reflected in each of its quarterly Consolidated Financial Statements not greater than 1.5 times, defined as the ratio between Net Financial Debt and Total Adjusted Equity. The Net Financial Debt is defined as the difference between /x/ the unpaid amount of the "Financial Debt", which is the sum of the accounts current and non-current Bank loans, Obligations with the public and Obligations for financial leases, contained in the Note Other financial liabilities, and /y/ the balance of the item Cash and cash equivalents. Total Adjusted Equity is defined as the sum of /x/ Total Equity and /y/ the sum of the accounts Interim Dividends, Dividends provisioned according to policy, as well as all other accounts related to the provision of dividends contained in the Consolidated Statement of Changes in the Issuer's Equity.

b)	The Issuer must maintain a Consolidated Financial Expense Coverage of not less than three times defined as the ratio between ORBDA and Financial Expenses. ORBDA is defined as the sum of the items Gross margin and Other income per function minus the items Distribution expenses, Administrative expenses, and Other expenses per function registered in the Consolidated Financial Statments of Incomes of the quarterly Consolidated Financial Statement of the issuer, plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature. Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function. The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of 12 consecutive months prior to the date of the corresponding Consolidated Financial Statements, including the closing month of said Consolidated Financial Statements.

c)	The issuer must maintain an Adjusted Equity at a consolidated level for an amount of at least equal to ThCh$ 312,516,750. For these purposes, Adjusted Equity corresponds to the sum of /i/ the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, and /ii/ the sum of the accounts Interim Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity.

d)	The issued must maintain Lien-Free Assets for an amount equal to at least 1.2 times the unpaid amount of the Financial Debt without collateral. For these purposes, the assets and debts will be valued at book value. The following shall be understood: /a/ Assets Free of Liens is the difference between /i/ the Total Assets account in the Consolidated Statement of Financial Position, and /ii/ the assets given as guarantees indicated in the Note on Contingencies and Commitments of the Consolidated Financial Statements, and /b/ Fianancial Debt is the definition given to said term in numeral Four letter a/ /i/ of the Fifteenth clause of the Issuance Contract. It is expressly recorded and established that as of the mandatory entry of IFRS 16 on January 1, 2019, it was issued and approved by the International Accounting Standards Board. Regarding the calculation of Financial Debt that must be made in accordance with numerals Four and Five of Clause Fifteen of the Issuance Contract after said date, the account or respective subaccount referred to the total amount of the liability for obligation for rights of use assets or the name that the Commission defines for this purpose. Due to the mandatory entry of the aforementioned, the standard must be disclosed as a financial liability within the items Other current financial liabilities and Other non-current financial liabilities, will not be considered, incorporated or used for the calculation and determination of said Financial Debt.

e)	Maintain directly or indirectly, the ownership of more than fifty percent of the social rights and of the subscribed and paid shares, respectively of: /a/ Cervecera CCU Chile Limitada and /b/ Embotelladoras Chilenas Unidas S.A.

f)	Not sell, nor allow the sale of, nor assign the ownership of, nor transfer and/or in any way alienate, either through a transaction or a series of transactions, directly or indirectly, assets of the Company’s property and/or its subsidiaries necessary to maintain in Chile, directly and/or through one or more Subsidiaries, a nominal installed capacity for the production, without distinction of Beers and/or non-alcoholic Beverages and/or Nectars and/or Mineral and/or Packaged Waters. Hereinafter, the "Essential Businesses" equal to and not inferior to, either with respect to one or more of the aforementioned categories or all of them together, 15.9 million hectoliters per year.

g)	Maintain directly or through a Subsidiary, the ownership of the trademark "CRISTAL", brand or word, for beer, in class 32 of the International Classifier of Products and Services for the registration of trademarks.

h)	Not to make investments in instruments issued by "related parties" other than the Company’s Subsidiaries, nor to carry out other operations outside its normal line of business under conditions different from those established in Chapter XVI of open stocks companies law.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

The inflationary risk associated to the interest rate in which this Bond M is exposed is mitigated by the use of cross interest rate swap agreements (interest rate fixed). For details of the Company’s hedge strategies see Note 5 - Risk administration and Note 7 - Financial instruments.

As of December 31, 2020, the Company was in compliance with the financial covenants required for this public issue.

Series D Bonds – VSPT S.A.

On December 12, 2019 under the number 986, VSPT recorded in the Securities Registry the issuance of a 10-years Bonds line. The issuer may issue one or more series of Bonds directed to the market general.

By public complimentary deed on June 10, 2020, VSPT recorded in the Securities Record the issue of Bonds Series D for UF 1.5 millions, maturing on June 1, 2025. The interest and capital will be paid semiannually from December 1, 2020 at a fixed interest rate of 1.00% annually.

The issue was subscribed with Banco BICE as representative of the bond holders and as paying bank and requires that the Company comply with the following financial covenants on its Consolidated Financial Statements and other specific requirements:

a)	Maintain at the end of each quarter a level of Consolidated Net Financial Debt reflected in each of its quarterly Consolidated Financial Statements not greater than 1.5 times defined as the ratio between Net Financial Debt and Total Adjusted Equity, hereinafter “Consolidated Net Financial Debt Level”. To determine the Consolidated Net Financial Debt Level, it will be based on the quarterly Consolidated Financial Statements and the following will be considered: /i/ “Net Financial Debt”, the difference between /x/ the unpaid amount of the “Financial Debt”, which is the sum of the lines, current and non-current, Bank loans, Bonds and Obligations for financial leases, contained in the Note Other financial liabilities and will not be considered for the calculation and determination of Financial Debt Net, the total amount of the liability for the obligation for rights to use assets of the account or subaccount of "IFRS 16", current and non-current, and /y/ the balance of the Cash and Cash Equivalents item contained in the Statement Consolidated Financial Position of the Issuer, and /ii/ “Total Adjusted Equity” the sum of /x/ Total Equity e /y/ the sum of the accounts Provisional Dividends, Dividends provisioned according to policy, as well as all other accounts related to provision of dividends contained in the Statement Consolidated of Changes in the Issuer's Equity.

b)	The Issuer must maintain a Consolidated Financial Expense Coverage of no less than 2.5 times defined as the ratio between ORBDA and Financial Expenses hereinafter, "Consolidated Financial Expense Coverage". For these purposes the following must be considered: /i/ ORBDA is defined as the sum of the items Gross margin and Other income per function, minus the items Distribution expenses, Administrative expenses and Other expenses per function registered in the Consolidated Financial Statments of Incomes of the quarterly Consolidated Financial Statement of the issuer, plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature. /ii/ Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function. The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of 12 consecutive months prior to the date of the corresponding Consolidated Financial Statements, including the closing month of said Consolidated Financial Statements.

c)	The issuer must maintain an Adjusted Equity at a consolidated level for an amount of at least equal to ThCh$ 100,000,000 at the issuing of every quarterly Consolidated Financial Statement. For these purposes, Adjusted Equity corresponds to the sum of /i/ the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, /ii/ the sum of the accounts Interim Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity of the issuer.

d)	Not to make investments in instruments issued by "related parties" other than the Company’s Subsidiaries, nor to carry out other operations outside its normal line of business, under conditions different from those established in the contract with related parties, and neither carry out other operations outside its normal line of business.

e)	It is obliged to record the provisions that arise from adverse contingencies, which in the opinion of the administration should be referred to in the Consolidated Financial Statements.

As of December 31, 2020, the subsidiary was in compliance with the financial covenants required for this public issue.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Note 22 Right of use assets and Lease liabilities

The Company has implemented IFRS 16 as of January 1, 2019. This means recognizing the right of use assets for the goods subject to operating lease contracts and a liability equivalent to the present value of the payment associated with the contract.

Considerations:

-	Identification of the asset for right of use: As part of the contract review and analysis process, the Company identified assets by right of use associated with identifiable and non-substitutable lease contracts, which were classified under the item Right of use assets.

-	The Company mainly has warehouses, offices, vehicles and land leased contracts.

-	Interest rate used for the measurement of the financial liability: The Company determined the interest rate based on the currency and the term of the lease contracts. The average incremental borrowing interest rate applied to lease liabilities used is 3.2%.

-	Term of the contract: The Company evaluated the lease clauses, market conditions, costs related to the termination of the contract and early cancellation.

Other considerations:

1)	During the initial measurement of lease agreements, the Company applied exemptions for leases with remaining terms less than 12 months and leases with a value lower than US$ 5,000 (ThCh$ 3,747) as of January 1, 2019. These leases have been considered as short term, therfore no right of use asset or lease liability has been recognized.

2)	The Company excluded initial direct costs from measuring the right of use asset at the date of initial application.

3)	The Company analyzed the lease terms on a case-by-case basis, in those with an option to extend or terminate the lease.

For leases previously classified as financial leases, the Company recognized the carrying amount of the lease assets and the lease liabilities immediately before the transition as the carrying amount of the assets for the right to use and the lease liabilities on the date of the initial lease recognition.

As a consequence of the aformentioned, the Company recorded the right of use asset under the item Right of use assets, and Current and Non-Current Lease liability in the Consolidated Financial Statements. Also it has modified the nature of the lease expenses, eliminating the operating expense offset by the expense of depreciation and a financial cost. The short-term and low-value leases are still going through the Consolidated Financial Statement of Income. Finally, the presentation in the Consolidated Statement of Cash Flows was modified. The main portion of lease payments are presented in cash flow from financing activities and the interest associated to leases are presented in cash flow from operating activities.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Right of use assets

The net book value of lands, buildings, machinery, fixtures and accessories, and other property, plant and equipment corresponds to financial lease contracts. The movement for assets by right of use is as follows:

	Land and buildings	Machinery	Fixtures and accessories	Other properties, plants and equipment	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2019
Historic cost	29,108,420	2,340,290	1,372,250	106,024	32,926,984
Accumulated depreciation	(1,334,818)	(181,824)	-	(6,095)	(1,522,737)
Book Value	27,773,602	2,158,466	1,372,250	99,929	31,404,247
Transfers	(1,714,780)	(8,750)	-	-	(1,723,530)
Conversion effect historic cost	4,767	-	(4,476)	1,495	1,786
Depreciation	(3,238,106)	(1,492,314)	(507,315)	(35,096)	(5,272,831)
Conversion effect depreciation	124	-	1,881	147	2,152
Others increase (decreased) (1)	575,323	774,698	43,132	(856)	1,392,297
Changes	(4,372,672)	(726,366)	(466,778)	(34,310)	(5,600,126)
Book Value	23,400,930	1,432,100	905,472	65,619	25,804,121
As of January 1, 2020
Historic cost	28,320,416	3,105,625	1,410,382	106,596	32,943,019
Accumulated depreciation	(4,919,486)	(1,673,525)	(504,910)	(40,977)	(7,138,898)
Book Value	23,400,930	1,432,100	905,472	65,619	25,804,121

As of December 31, 2020
Additions	1,343,077	2,297,702	1,263,506	48,396	4,952,681
Transfers	-	-	-	(42,913)	(42,913)
Conversion effect historic cost	(694,912)	(754,855)	(5,873)	(13,623)	(1,469,263)
Depreciation	(3,940,998)	(1,136,226)	(696,217)	(38,069)	(5,811,510)
Conversion effect depreciation	318,175	438,803	2,770	9,857	769,605
Others increase (decreased) (1)	1,032,591	331,524	47,156	-	1,411,271
Additions of right of use assets	(579,026)	-	-	-	(579,026)
Depreciation of right of use assets	44,386	-	-	-	44,386
Changes	(2,476,707)	1,176,948	611,342	(36,352)	(724,769)
Book Value	20,924,223	2,609,048	1,516,814	29,267	25,079,352
As of December 31, 2020
Historic cost	29,484,749	5,304,754	2,700,905	92,430	37,582,838
Accumulated depreciation	(8,560,526)	(2,695,706)	(1,184,091)	(63,163)	(12,503,486)
Book Value	20,924,223	2,609,048	1,516,814	29,267	25,079,352

(1)	It corresponds mainly to the financial effect of the application of IAS 29 “Financial Information in Hyperinflationary Economies.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Lease liabilities

Lease libialities that accrue interest classified by type of obligation and by their classification in the Consolidated Statement of Financial Position are the following:

	As of December 31, 2020		As of December 31, 2019
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Leases liabilities (1)	4,934,639	27,200,272	4,857,097	28,213,259
Total	4,934,639	27,200,272	4,857,097	28,213,259

(1)	See Note 5 - Risk administration.

The most significant financial lease agreements are as follows:

CCU S.A.

In December, 2004, the Company sold a piece of land previously classified as investment property. As part of the transaction, the Company leased eleven floors of a building under construction on the mentioned piece of land.

The building was completed during 2007, and on June 28, 2007, the Company entered into a 25-years lease agreement with Compañía de Seguros de Vida Consorcio Nacional de Seguros S.A., for a total amount of UF 688,635.63 with an annual interest rate of 7.07%. The current value of the agreement amounted to ThCh$ 10,403,632 as of December 31, 2007. The agreement also grants CCU the right or option to acquire the assets contained in the agreement (real estate, furniture and facilities) as from month 68 of the lease. The lease rentals committed are according to the conditions prevailing in the market.

At the time of sale, the Company recognized ThCh$ 3,108,950 as a gain for the building portion not leased by the Company and ThCh$ 2,276,677 as a liability that was deferred until completion of the building. At this time, the Company recorded the transaction as a financial lease.

On February 28, 2018, the Company carried out an amendment to the contract with Compañía de Seguros de Vida Consorcio Nacional de Seguros S.A., recording a balance debt of UF 608,375, with 3.95% annual interest and maturity on February 5, 2048.

The book value, nominal value, and interest rates of these lease liabilities are as follows:

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Current lease liabilities

As of December 31, 2020

Lease liabilities at book value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Lease liabilities
79.862.750-3	Transportes CCU Limitada	Chile	97.030.000-7	Banco del Estado de Chile	Chile	UF	23,155	69,637	92,792	Monthly	2.14
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	99.012.000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	98,975	302,102	401,077	Monthly	3.95
Subtotal							122,130	371,739	493,869
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	197,593	561,775	759,368	Monthly	0.05
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	26,518	79,554	106,072	Monthly	0.01
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	535,711	1,534,451	2,070,162	Monthly	0.18
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	134,975	404,922	539,897	Monthly	0.04
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	58,040	77,662	135,702	Monthly	62.00
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	279,758	501,856	781,614	Monthly	10.00
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UI	8,960	11,947	20,907	Monthly	0.05
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	10,143	16,905	27,048	Monthly	0.13
Subtotal (leases IFRS )							1,251,698	3,189,072	4,440,770
Total							1,373,828	3,560,811	4,934,639

(*) The amount based on the undiscounted contractual flows is found in Note 5 – Risk administration.

Lease liabilities at nominal value:

							Maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization
							ThCh$	ThCh$	ThCh$
Lease liabilities
79.862.750-3	Transportes CCU Limitada	Chile	97.030.000-7	Banco del Estado de Chile	Chile	UF	24,791	73,815	98,606	Monthly
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	99.012.000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	239,332	717,996	957,328	Monthly
Subtotal							264,123	791,811	1,055,934
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	228,314	645,359	873,673	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	28,309	84,926	113,235	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	577,567	1,648,294	2,225,861	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	162,940	488,822	651,762	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	94,385	150,811	245,196	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	314,654	576,359	891,013	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UI	8,998	11,998	20,996	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	10,249	17,081	27,330	Monthly
Subtotal (leases IFRS )							1,425,416	3,623,650	5,049,066
Total							1,689,539	4,415,461	6,105,000

As of December 31, 2019

Lease liabilities at book value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Financial leases obligations
79.862.750-3	Transportes CCU Limitada	Chile	97.030.000-7	Banco del Estado de Chile	Chile	UF	22,133	66,397	88,530	Monthly	2.14
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	99.012.000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	93,127	284,229	377,356	Monthly	3.95
0-E	Finca la Celia S.A.	Argentina	0-E	Banco Supervielle	Argentina	ARS	541	631	1,172	Monthly	17.00
Subtotal							115,801	351,257	467,058
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	136,913	479,330	616,243	Monthly	3.41
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	25,324	81,810	107,134	Monthly	1.64
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	492,441	1,596,693	2,089,134	Monthly	2.87
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	104,848	495,766	600,614	Monthly	4.52
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	26,841	76,616	103,457	Monthly	54.50
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	329,178	490,070	819,248	Monthly	10.00
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UI	7,875	23,626	31,501	Monthly	5.25
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	USD	3,081	1,027	4,108	Monthly	35.00
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	6,976	11,624	18,600	Monthly	13.25
Subtotal (leases IFRS )							1,133,477	3,256,562	4,390,039
Total							1,249,278	3,607,819	4,857,097

(*) The amount based on the undiscounted contractual flows is found in Note 5 – Risk administration.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Lease liabilities at nominal value:

							Maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization
							ThCh$	ThCh$	ThCh$
Financial leases obligations
79.862.750-3	Transportes CCU Limitada	Chile	97.030.000-7	Banco del Estado de Chile	Chile	UF	24,195	71,884	96,079	Monthly
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	99.012.000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	245,189	735,568	980,757	Monthly
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Supervielle	Argentina	ARS	541	631	1,172	Monthly
Subtotal							269,925	808,083	1,078,008
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	168,699	468,845	637,544	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	27,215	81,646	108,861	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	550,914	1,598,541	2,149,455	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	140,245	420,733	560,978	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	55,024	159,278	214,302	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	376,479	585,653	962,132	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UI	7,980	23,941	31,921	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	USD	3,092	1,031	4,123	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	7,133	11,888	19,021	Monthly
Subtotal (leases IFRS )							1,336,781	3,351,556	4,688,337
Total							1,606,706	4,159,639	5,766,345

Non-current lease liabilities

As of December 31, 2020

Lease liabilities at book value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Lease liabilities
79.862.750-3	CCU and subsidiaries	Chile	97.030.000-7	Suppliers of PPE	Chile	UF	191,204	32,662	-	223,866	Monthly	2.14
90.413.000-1	CCU and subsidiaries	Chile	99.012.000-5	Suppliers of PPE	Chile	UF	845,112	906,295	15,962,034	17,713,441	Monthly	3.95
Subtotal							1,036,316	938,957	15,962,034	17,937,307
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	502,315	43,817	26,094	572,226	Monthly	0.05
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	167,947	-	-	167,947	Monthly	0.01
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	2,493,765	1,608,717	473,824	4,576,306	Monthly	0.18
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	1,079,794	556,392	1,372,711	3,008,897	Monthly	0.04
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	64,341	9,357	-	73,698	Monthly	62.00
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	616,287	247,604	-	863,891	Monthly	10.00
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UI	-	-	-	-	Monthly	0.05
Subtotal (leases IFRS )							4,924,449	2,465,887	1,872,629	9,262,965
Total							5,960,765	3,404,844	17,834,663	27,200,272

(*) The amount based on the undiscounted contractual flows is found in Note 5 – Risk administration.

Lease liabilities at nominal value:

							Maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization
							ThCh$	ThCh$	ThCh$	ThCh$
Lease liabilities
79.862.750-3	Transportes CCU Limitada	Chile	97.030.000-7	Banco del Estado de Chile	Chile	UF	196,838	32,806	-	229,644	Monthly
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	99.012.000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	1,914,654	1,914,654	21,220,756	25,050,064	Monthly
Subtotal							2,111,492	1,947,460	21,220,756	25,279,708
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	578,028	53,824	32,356	664,208	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	179,287	-	-	179,287	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	2,611,279	1,684,219	608,186	4,903,684	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	1,303,520	706,361	2,082,508	4,092,389	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	145,946	24,101	-	170,047	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	758,240	308,841	-	1,067,081	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UI	-	-	-	-	Monthly
Subtotal (leases IFRS )							5,576,300	2,777,346	2,723,050	11,076,696
Total							7,687,792	4,724,806	23,943,806	36,356,404

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

As of December 31, 2019

Lease liabilities at book value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Financial leases obligations
79.862.750-3	Transportes CCU Limitada	Chile	97.030.000-7	Banco del Estado de Chile	Chile	UF	182,302	125,892	-	308,194	Monthly	2.14
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	99.012.000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	794,931	852,210	15,993,556	17,640,697	Monthly	3.95
Subtotal							977,233	978,102	15,993,556	17,948,891
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	725,207	154,917	44,034	924,158	Monthly	3.41
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	202,592	59,089	-	261,681	Monthly	1.64
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	2,255,023	1,121,035	1,903,125	5,279,183	Monthly	2.87
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	838,782	603,084	1,839,685	3,281,551	Monthly	4.52
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	116,255	-	-	116,255	Monthly	54.50
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	355,915	26,770	-	382,685	Monthly	10.00
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UI	18,855	-	-	18,855	Monthly	5.25
Subtotal (leases IFRS )							4,512,629	1,964,895	3,786,844	10,264,368
Total							5,489,862	2,942,997	19,780,400	28,213,259

(*) The amount based on the undiscounted contractual flows is found in Note 5 – Risk administration.

Lease liabilities at nominal value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization
							ThCh$	ThCh$	ThCh$	ThCh$
Financial leases obligations
79.862.750-3	Transportes CCU Limitada	Chile	97.030.000-7	Banco del Estado de Chile	Chile	UF	191,690	127,793	-	319,483	Monthly
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	99.012.000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	1,961,516	1,961,516	22,720,893	26,643,925	Monthly
Subtotal							2,153,206	2,089,309	22,720,893	26,963,408
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	865,493	189,827	57,419	1,112,739	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	217,724	63,503	-	281,227	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	2,515,400	1,278,897	2,217,258	6,011,555	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	1,121,958	839,196	2,865,031	4,826,185	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	233,249	-	-	233,249	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	383,469	33,515	-	416,984	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UI	21,281	-	-	21,281	Monthly
Subtotal (leases IFRS )							5,358,574	2,404,938	5,139,708	12,903,220
Total							7,511,780	4,494,247	27,860,601	39,866,628

Below is the detail of future payments and the value of lease liabilities:

	As of December 31, 2020
	Gross Amount	Interest	Value
	ThCh$	ThCh$	ThCh$
0 to 3 months	1,689,539	315,711	1,373,828
3 months to 1 year	4,415,461	854,650	3,560,811
Over 1 year to 3 years	7,687,792	1,727,027	5,960,765
Over 3 years to 5 years	4,724,806	1,319,962	3,404,844
Over 5 years	23,943,806	6,109,143	17,834,663
Total	42,461,404	10,326,493	32,134,911

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

	As of December 31, 2019
	Gross Amount	Interest	Value
	ThCh$	ThCh$	ThCh$
0 to 3 months	1,606,706	357,428	1,249,278
3 months to 1 year	4,159,639	551,820	3,607,819
Over 1 year to 3 years	7,511,780	2,021,918	5,489,862
Over 3 years to 5 years	4,494,247	1,551,250	2,942,997
Over 5 years	27,860,601	8,080,201	19,780,400
Total	45,632,973	12,562,617	33,070,356

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

D) Reconciliation of liabilities arising from financing activities

	As of December 31, 2019	Cash Flows			Accrual of interest	Change in foreign currency and unit per adjustment	Increase through new leases	Others	As of December 31, 2020
		Payments		Acquisitions
		Principal	Interest
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities
Current
Bank borrowings	42,447,438	(90,753,059)	(6,116,509)	72,550,018	6,383,609	(1,118,009)	-	14,361,217	37,754,705
Bond payables	6,744,739	(5,203,248)	(5,906,271)	-	5,714,816	138,255	-	6,202,732	7,691,023
Lease liabilities	4,857,097	(6,857,420)	(641,630)	-	1,257,888	917,429	1,883,967	3,517,308	4,934,639
Total others financial liabilities current	54,049,274	(102,813,727)	(12,664,410)	72,550,018	13,356,313	(62,325)	1,883,967	24,081,257	50,380,367
Non-current
Bank borrowings	99,749,082	-	-	5,559,469	-	307,292	-	(17,464,443)	88,151,400
Bond payables	133,806,947	-	-	191,227,020	-	5,894,221	-	(6,202,732)	324,725,456
Lease liabilities	28,213,259	-	-	-	-	479,576	3,083,854	(4,576,417)	27,200,272
Total others financial liabilities non-current	261,769,288	-	-	196,786,489	-	6,681,089	3,083,854	(28,243,592)	440,077,128
Total Other financial liabilities	315,818,562	(102,813,727)	(12,664,410)	269,336,507	13,356,313	6,618,764	4,967,821	(4,162,335)	490,457,495

	As of December 31, 2018	Cash Flows			Accrual of interest	Change in foreign currency and unit per adjustment	Increase through new leases	Others	As of December 31, 2019
		Payments		Acquisitions
		Principal	Interest
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities
Current
Bank borrowings	38,160,178	(24,502,019)	(12,402,773)	25,347,785	12,639,856	532,163	-	2,672,248	42,447,438
Bond payables	4,081,175	(2,547,487)	(4,734,806)	-	4,758,356	66,887	-	5,120,614	6,744,739
Lease liabilities	365,972	(6,416,902)	(727,334)	-	1,334,118	1,421,871	7,267,645	1,611,727	4,857,097
Total others financial liabilities current	42,607,325	(33,466,408)	(17,864,913)	25,347,785	18,732,330	2,020,921	7,267,645	9,404,589	54,049,274
Non-current
Bank borrowings	75,200,804	-	-	25,641,701	-	2,105,680	-	(3,199,103)	99,749,082
Bond payables	135,281,303	-	-	-	-	3,646,258	-	(5,120,614)	133,806,947
Lease liabilities	17,546,162	-	-	-	-	464,448	11,816,542	(1,613,893)	28,213,259
Total others financial liabilities non-current	228,028,269	-	-	25,641,701	-	6,216,386	11,816,542	(9,933,610)	261,769,288
Total Other financial liabilities	270,635,594	(33,466,408)	(17,864,913)	50,989,486	18,732,330	8,237,307	19,084,187	(529,021)	315,818,562

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

	As of December 31, 2017	Cash Flows			Accrual of interest	Change in foreign currency and unit per adjustment	Increase through new leases	Others	As of December 31, 2018
		Payments		Acquisitions
		Principal	Interest
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		ThCh$	ThCh$
Other financial liabilities
Current
Bank borrowings	24,623,746	(93,311,712)	(7,329,217)	92,681,410	7,751,402	(2,102,985)	-	15,847,534	38,160,178
Bond payable	3,306,135	(2,737,203)	(2,911,224)	-	3,882,088	90,527	-	2,450,852	4,081,175
Lease liabilities	176,586	(1,071,050)	(1,919)	-	675,796	(56,632)	-	643,191	365,972
Total others financial liabilities current	28,106,467	(97,119,965)	(10,242,360)	92,681,410	12,309,286	(2,069,090)	-	18,941,577	42,607,325
Non-current
Bank borrowings	73,886,831	(207,714)	-	8,828,143	-	396,858	-	(7,703,314)	75,200,804
Bond payable	69,476,612	(16,408,664)	-	82,498,034	-	2,914,363	-	(3,199,042)	135,281,303
Lease liabilities	17,638,289	(6,412)	-	-	-	557,476	-	(643,191)	17,546,162
Total others financial liabilities non-current	161,001,732	(16,622,790)	-	91,326,177	-	3,868,697	-	(11,545,547)	228,028,269
Total Other financial liabilities	189,108,199	(113,742,755)	(10,242,360)	184,007,587	12,309,286	1,799,607	-	7,396,030	270,635,594
F-125

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Note 23 Trade and other current payables

Trade and other payables are detailed as follows:

	As of December 31, 2020		As of December 31, 2019
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Suppliers	256,222,794	-	248,608,507	-
Notes payable	2,074,300	19,875	2,081,089	26,550
Trade an other current payables	258,297,094	19,875	250,689,596	26,550
Withholdings payable	66,223,983	-	55,965,962	-
Trade accounts payable withholdings	66,223,983	-	55,965,962	-
Total	324,521,077	19,875	306,655,558	26,550

Note 24 Other provisions

Provisions recorded in the consolidated statement of financial position are detailed as follows:

	As of December 31, 2020		As of December 31, 2019
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Litigation	179,521	358,867	193,764	367,614
Others	2,804,997	129,598	2,847,166	164,347
Total	2,984,518	488,465	3,040,930	531,961

The changes in provisions are detailed as follows:

	Litigation (1)	Others	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2019	893,631	6,937,197	7,830,828
As of December 31, 2019
Incorporated	493,097	3,172,465	3,665,562
Used	(461,968)	(321,543)	(783,511)
Released	(129,623)	(6,741,503)	(6,871,126)
Conversion effect	(233,759)	(35,103)	(268,862)
Changes	(332,253)	(3,925,684)	(4,257,937)
As of December 31, 2019	561,378	3,011,513	3,572,891
As of December 31, 2020
Incorporated	394,408	3,917	398,325
Used	(198,291)	(42,170)	(240,461)
Released	(53,597)	(3,954)	(57,551)
Conversion effect	(165,510)	(34,711)	(200,221)
Changes	(22,990)	(76,918)	(99,908)
As of December 31, 2020	538,388	2,934,595	3,472,983

(1)	See Note 35 - Contingencies and commitments.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

The maturities of provisions at December 31, 2020, are detailed as follows:

	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$
Less than one year	179,521	2,804,997	2,984,518
Between two and five years	219,629	129,598	349,227
Over five years	139,238	-	139,238
Total	538,388	2,934,595	3,472,983

The maturities of provisions at December 31, 2019, are detailed as follows:

	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$
Less than one year	193,764	2,847,166	3,040,930
Between two and five years	238,429	164,347	402,776
Over five years	129,185	-	129,185
Total	561,378	3,011,513	3,572,891

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

Significant litigation proceedings which the Company is exposed to at a consolidated level are detailed in Note 35 - Contingencies and commitments.

Management believes that based on the development of such proceedings to date, the provisions established on a case by case basis are adequate to cover the possible adverse effects that could arise from these proceedings.

Note 25 Income taxes

Tax receivables

Taxes receivables are detailed as follows:

	As of December 31, 2020	As of December 31, 2019
	ThCh$	ThCh$
Refundable tax previous year	3,911,803	5,484,216
Argentinean tax credits	3,200,454	1,140,073
Monthly provisions	3,498,109	8,136,478
Payment of absorbed profit provision	1,154	4,830
Other credits	253,827	366,693
Total	10,865,347	15,132,290

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Non-current tax receivables

Tax receivables are detailed as follows:

	As of December 31, 2020	As of December 31, 2019
	ThCh$	ThCh$
Others (1)	3,236	2,305,129
Total	3,236	2,305,129
(1)	Corresponds to the minimum presumed income tax of Argentine subsidiaries, whose recovery period is estimated to be more than one year.

Current tax liabilities

Tax payables are detailed as follows:

	As of December 31, 2020	As of December 31, 2019
	ThCh$	ThCh$
Chilean Tax income (expense)	12,798,390	12,928,404
Monthly provisional payments	7,554,292	6,133,335
Chilean unique taxes	64,561	165,936
Other	833,979	1,276,699
Total	21,251,222	20,504,374

Tax expense

The income tax and deferred tax expense for the years ended as of December 31, 2020, 2019 and 2018, are detailed as follows:

	For the years ended as of December 31,
	2020	2019	2018
	ThCh$	ThCh$	ThCh$
Income as per deferred tax related to the origin and reversal of temporary differences	6,881,063	(8,160,347)	9,930,675
Prior year adjustments	1,574,181	(1,390,633)	484,985
Effect of change in tax rates	-	-	23,903
Tax benefits (loss)	5,474,838	11,804,310	(1,795,446)
Total deferred tax expense	13,930,082	2,253,330	8,644,117
Current tax expense	(48,572,545)	(43,516,068)	(144,929,220)
Prior period adjustments	(765,957)	1,286,824	158,286
Total (expenses) income for current taxes	(49,338,502)	(42,229,244)	(144,770,934)
(Loss) Income from income tax	(35,408,420)	(39,975,914)	(136,126,817)

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Deferred taxes related to items charged or credited directly to the Consolidated Statement of Comprehensive Income are detailed as follows:

	For the years ended as of December 31,
	2020	2019	2018
	ThCh$	ThCh$	ThCh$
Net income from cash flow hedge	(1,098,591)	(93,416)	(16,196)
Actuarial gains and losses deriving from defined benefit plans	488,246	1,107,699	339,533
Charge to equity	(610,345)	1,014,283	323,337

Effective Rate

The Company’s income tax expense as of December 31, 2020, 2019 and 2018 represents 24.67%, 21.54% and 29.71%, respectively of income before taxes. The following is reconciliation between such effective tax rate and the statutory tax rate valid in Chile.

	For the years ended as of December 31,
	2020		2019		2018
	ThCh$	Rate %	ThCh$	Rate %	ThCh$	Rate %
Income before taxes	143,603,276		185,621,574		458,211,348
Income tax using the statutory rate	(38,772,885)	27.00	(50,117,825)	27.00	(123,717,064)	27.00
Adjustments to reach the effective rate
Tax effect of permanent differences, net	6,626,165	(4.61)	9,105,693	(4.91)	(14,596,485)	3.19
Effect of change in tax rate	-	-	-	-	23,903	(0.01)
Derecognition of deferred tax assets not recoverable (1)	(3,529,795)	2.46	-	-	-	-
Effect of tax rates in Argentina and Uruguay	(540,129)	0.38	1,140,027	(0.61)	1,519,558	(0.33)
Prior year adjustments	808,224	(0.56)	(103,809)	0.06	643,271	(0.14)
Income tax, as reported	(35,408,420)	24.67	(39,975,914)	21.54	(136,126,817)	29.71

(1) The Company has written off deferred tax asset accounts that it estimates will not be recoverable in the foreseeable future.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Deferred taxes

Deferred tax assets and liabilities included in the Consolidated Financial Statements are detailed as follows:

	As of December 31, 2020	As of December 31, 2019
	ThCh$	ThCh$
Deferred taxes assets
Accounts receivable impairment provision	1,435,200	1,216,921
Other non-tax expenses	14,468,076	7,984,991
Benefits to staff	4,538,995	3,785,361
Inventory impairment provision	997,834	283,440
Severance indemnity	10,700,542	8,649,423
Inventory valuation	2,738,985	2,311,192
Intangibles	318,970	294,209
Other assets	17,632,929	22,334,415
Tax loss carryforwards	16,521,177	14,888,509
Subtotal by deferred tax assets	69,352,708	61,748,461
Deferred tax liabilities offset	(18,307,996)	(7,219,813)
Total assets from deferred taxes	51,044,712	54,528,648

Deferred taxes liabilities
Property, plant and equipment depreciation	79,553,048	74,003,316
Agricultural operation expenses	6,143,794	6,123,595
Manufacturing indirect activation costs	5,948,931	5,786,780
Intangibles	18,499,476	17,505,666
Land	24,468,597	25,775,281
Other liabilities	2,424,096	9,607,733
Subtotal by deferred tax liabilities	137,037,942	138,802,371
Deferred tax assets offset	(18,307,996)	(7,219,813)
Total liabilities from deferred taxes	118,729,946	131,582,558
Total	(67,685,234)	(77,053,910)

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Changes in deferred tax assets are detailed as follows:

Analysis of the deferred tax movement during the year	ThCh$
As of January 1, 2019	(70,809,083)
Deferred taxes related to credited items (charged) directly to equity (1)	(9,909,958)
Deferred taxes from tax loss carry forwards absorption	2,253,330
Conversion effect	2,451,040
Deferred taxes against equity	1,107,699
Deferred taxes from business combinations	(2,146,938)
Changes	(6,244,827)
As of December 31, 2019	(77,053,910)

As of January 1, 2020
Deferred taxes related to credited items (charged) directly to equity (1)	(8,731,785)
Deferred taxes from tax loss carry forwards absorption	13,930,082
Conversion effect	4,231,830
Deferred taxes against equity	488,246
Deferred taxes from business combinations	(549,697)
Changes	9,368,676
As of December 31, 2020	(67,685,234)

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

On December 21, 2019, the law N° 27,541 called the “Law of Social Solidarity and Productive Reactivation in the Public Emergency" which modifies some articles of law N° 27,430 was enacted. It mainly postpones one more year (for the year 2020) the increase of the income tax rate of 30% and the withholding tax rate on dividends of 7%, setting up the income tax rate in 25% and the withholding tax rate in 13% on dividends from the year 2021.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Note 26 Employee Benefits

The Company grants short term and employment termination benefits as part of its compensation policies.

The Parent Company and its subsidiaries have collective agreements with their employees, which establish the compensation and/or short–term and long-term benefits for their staff, the main features of which are described below:

▪	Short-term benefits are generally based on combined plans or agreements, designed to compensate benefits received, such as paid vacation, annual performance bonuses and compensation through annuities.

▪	Long-term benefits are plans or agreements mainly intended to cover the post-employment benefits generated at the end of the labor relationship, be it by voluntary resignation or death of personnel hired.

The cost of such benefits is charged against income, in the “Personnel Expense” item.

As of December 31, 2020 and 2019, the total staff benefits recorded in the Consolidated Statement of Financial Position is detailed as follows:

Employees’ Benefits	As of December 31, 2020		As of December 31, 2019
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Short term benefits	33,935,007	-	27,356,205	-
Employment termination benefits (1)	5,965,581	35,678,357	-	33,571,138
Total	39,900,588	35,678,357	27,356,205	33,571,138

(1) The Company has an approved short-term retirement program.

Short - term benefits

Short-term benefits are mainly comprised of recorded vacation (on accruals basis), bonuses and share compensation. Such benefits are recorded when the obligation is accrued and are usually paid within a 12-month periods, consequently, they are not discounted.

The total short-term benefits recorded in the Consolidated Statement of Financial Position are detailed as follows:

Short-Term Employees’ Benefits	As of December 31, 2020	As of December 31, 2019
	ThCh$	ThCh$
Vacation	14,381,033	11,500,170
Bonus and compensation	19,553,974	15,856,035
Total	33,935,007	27,356,205

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

The discount rate in Chile was 4,41% (4,5% in 2019) and in Argentina 54,87% (49,14% in 2019).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

The obligation recorded for severance indemnity is detailed as follows:

Severance Indemnity	As of December 31, 2020	As of December 31, 2019
	ThCh$	ThCh$
Current	5,965,581	-
Non-current	35,678,357	33,571,138
Total	41,643,938	33,571,138

The change in the severance indemnity is detailed as follows:

Severance Indemnity	ThCh$

Balance as of January 1, 2019	27,095,207
Current cost of service	2,457,762
Interest cost	1,750,514
Actuarial (Gain) losses	4,086,158
Paid-up benefits	(1,773,734)
Past service cost	930,906
Conversion effect	(787,975)
Others	(187,700)
Changes	6,475,931
As of December 31, 2019	33,571,138
Current cost of service	3,077,205
Interest cost	2,343,063
Actuarial (Gain) losses	1,859,692
Paid-up benefits	(1,087,421)
Past service cost	653,426
Conversion effect	(1,146,660)
Others	2,373,495
Changes	8,072,800
As of December 31, 2020	41,643,938

The figures recorded in the Consolidated Statement of Income, are detailed as follows:

Expense recognized for severance indemnity	For the years ended as of December 31,
	2020	2019	2018
	ThCh$	ThCh$	ThCh$
Current cost of service	3,077,205	2,457,762	2,154,071
Past service cost	653,426	930,906	306,746
Non-provided paid benefits	3,718,682	3,959,881	6,547,694
Other	2,271,831	70,747	175,005
Total expense recognized in Consolidated Statement of Income	9,721,144	7,419,296	9,183,516

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Actuarial Assumptions

As mentioned in Note 2 - Summary of significant accounting policies, 2.20, the severance payment obligation is recorded at its actuarial value. The main actuarial assumptions used for the calculation of the severance indemnity obligation are detailed as follows:

Actuarial Assumptions			Chile		Argentina
			As of December 31, 2020	As of December 31, 2019	As of December 31, 2020	As of December 31, 2019

Mortality table			RV_2014	RV_2014	Gam,83	Gam,83
Annual interest rate			4.41%	4.5%	54.87%	49.14%
Voluntary employee turnover rate			1.9%	1.9%	"ESA 77 Ajustada" - 50%	"ESA 77 Ajustada" - 50%
Company’s needs rotation rate			5.3%	5.3%	"ESA 77 Ajustada" -50%	"ESA 77 Ajustada" -50%
Salary increase (*)			3.7%	3.7%	46.1%	45.11%
Estimated retirement age for (*)	Officers		60	60	60	60
	Other	Male	65	65	65	65
		Female	60	60	60	60

(*) Average of the Company.

Sensitivity Analysis

The Following is a sensitivity analysis based on increased (decreased) of 1 percent on the discount rate:

Sensitivity Analysis	As of December 31, 2020	As of December 31, 2019
	ThCh$	ThCh$
1% increase in the Discount Rate (Gain)	2,383,615	2,126,263
1% decrease in the Discount Rate (Loss)	(2,778,376)	(2,479,498)

Personnel expense

The amounts recorded in the Consolidated Statement of Income are detailed as follows:

Personal expense	For the years ended as of December 31,
	2020	2019	2018
	ThCh$	ThCh$	ThCh$
Salaries	183,113,287	168,117,881	159,246,822
Employees’ short-term benefits	34,107,747	27,469,694	31,528,110
Total expenses for short-term employee benefits	217,221,034	195,587,575	190,774,932
Employments termination benefits	9,721,144	7,419,296	9,183,516
Other staff expense	37,006,715	34,115,503	32,183,184
Total (1)	263,948,893	237,122,374	232,141,632

(1) See Note 30 - Natures of cost and expense.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Note 27 Other non-financial liabilities

The total Other non-financial liabilities are detailed as follows:

	As of December 31, 2020	As of December 31, 2019
	ThCh$	ThCh$
Parent dividend provisioned according to policy	27,383,975	37,358,131
Outstanding parent dividends (1)	3,758,056	948,439
Subsidiaries dividends according to policy	7,458,840	8,416,207
Total dividends payable	38,600,871	46,722,777
Income received in advance (2)	1,268,039	1,312,595
Others	501,304	324,395
Total	40,370,214	48,359,767
Current	40,370,214	48,359,767
Total	40,370,214	48,359,767

(1)	See Note 28 – Common Shareholders’ Equity, dividends.
(2)	It mainly corresponds to the effects of the early termination of the license agreement in Argentina of the "Budweiser" brand, signed between Compañía Cervecerías Unidas Argentina S.A. and Anheuser-Busch InBev S.A./N.V. in 2018.

Note 28 Common Shareholders’ Equity

Subscribed and paid-up Capital

As of December 31, 2020, 2019 and 2018, the Company’s capital shows a balance of ThCh$ 562,693,346, divided into 369,502,872 shares of common stock without face value, entirely subscribed and paid-up. The Company has issued only one series of common shares. Such common shares are registered for trading at the Santiago Stock Exchange and the Chilean Electronic Stock Exchange, and at the New York Stock Exchange /NYSE), evidenced by ADS (American Depositary Shares), with an equivalence of two shares per ADS (See Note 1 - General information letter A)).

The Company has not issued any others shares or convertible instruments during the period, thus changing the number of outstanding shares as of December 31, 2020 and 2019 and 2018.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

The information used for the calculation of the earnings as per each basic and diluted share is as follows:

Earnings per share	For the years ended as of December 31,
	2020	2019	2018
Equity holders of the controlling company (ThCh$)	96,152,272	130,141,692	306,890,792
Weighted average number of shares	369,502,872	369,502,872	369,502,872
Basic earnings per share (in Chilean pesos)	260.22	352.21	830.55
Equity holders of the controlling company (ThCh$)	96,152,272	130,141,692	306,890,792
Weighted average number of shares	369,502,872	369,502,872	369,502,872
Diluted earnings per share (in Chilean pesos)	260.22	352.21	830.55

As of December 31, 2020, 2019 and 2018, the Company has not issued any convertible or other kind of instruments creating diluting effects.

Distributable net income

In accordance with Circular No 1945 from the CMF on November 4, 2009, the Board of Directors agreed that the net distributable income for the year 2009 will be that reflected in the financial statements attributable to equity holders of the parents, without adjusting it. The above agreement remains in effect for the year ended December 31, 2020.

Dividends

The Company’s dividends policy consists of annually distributing at least 50% of the net distributable profit of the year.

As of December 31, 2020, 2019 and 2018, the Company has distributed the following dividends:

Dividend Nº	Payment Date	Type of Dividend	Dividends per Share ($)	Related to FY
254	01-05-2018	Interim	70.0000	2017
255	04-26-2018	Final	108.88833	2017
256	01-04-2019	Interim	140.0000	2018
257	04-29-2019	Final	358.33030	2018
258	12-26-2019	Interim	75.0000	2019
259	04-24-2020	Final	179.97079	2019
260	12-30-2020	Interim	56.0000	2020

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

In the Ordinary Shareholders’ Meeting of Compañía Cervecerías Unidas S.A., on April 17, 2019, it was agreed, with charge to the profits of the year 2018, the distribution of a final Dividend No. 257 of ThCh$ 358,33030 per share, increasing the amount total to distribute to ThCh$ 132,404,074. This dividend was paid as of April 29, 2019.

On December 4, 2019, at the Ordinary Board Director Meeting it was agreed to pay the interim Dividend No. 258, amounting to ThCh$ 27,712,715 corresponding to Ch$ 75 per share. This dividend was paid on December 26, 2019.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

In the Ordinary Shareholders’ Meeting of Compañía Cervecerías Unidas S.A. on April 15, 2020, it was agreed to charge the profits of the year 2019 the distribution of a final Dividend No. 259 of Ch$ 179.95079 per share. The total amount to distribute was ThCh$ 66,492,334. This dividend was paid as of April 24, 2020.

In the Ordinary Shareholders’ Meeting of Compañía Cervecerías Unidas S.A. on December 2, 2020, it was agreed to charge the profits of the year 2020 the distribution of an interim Dividend No. 260 of Ch$ 56 per share. The total amount to distribute was ThCh$ 20,692,161. This dividend was paid as of December 30, 2020.

Consolidated Statement of Comprehensive Income

Comprehensive income and expenses are detailed as follows:

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Gains (losses) on cash flow hedges (1)	4,068,855	(1,098,591)	2,970,264
Gains (losses) on exchange differences on translation (1)	(55,220,514)	-	(55,220,514)
Reserve of Actuarial gains and losses on defined benefit plans	(1,859,692)	488,246	(1,371,446)
Total comprehensive income As of December 31, 2020	(53,011,351)	(610,345)	(53,621,696)

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Gains (losses) on cash flow hedges (1)	345,986	(93,416)	252,570
Gains (losses) on exchange differences on translation (1)	17,077,670	-	17,077,670
Reserve of Actuarial gains and losses on defined benefit plans	(4,127,305)	1,107,699	(3,019,606)
Total comprehensive income As of December 31, 2019	13,296,351	1,014,283	14,310,634

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Cash flow hedge (1)	63,008	(16,196)	46,812
Conversion differences of subsidiaries abroad (1)	37,990,079	-	37,990,079
Reserve of Actuarial gains and losses on defined benefit plans	(1,263,781)	339,533	(924,248)
Total comprehensive income As of December 31, 2018	36,789,306	323,337	37,112,643

(1)	These concepts will be reclassified to the Statement of Income when it’s settled.

Reserves affecting other comprehensive incomes

The movement of comprehensive income and expense is detailed as follows:

a)	As of December 31, 2020:

Changes	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Total other reserves

	ThCh$	ThCh$	ThCh$	ThCh$
Conversion of joint ventures and foreign subsidiaries	(125,344,149)	-	-	(125,344,149)
Cash flow hedges	-	4,068,855	-	4,068,855
Gains (losses) from defined benefit plans	-	-	(1,859,692)	(1,859,692)
Deferred taxes	-	(1,098,591)	488,246	(610,345)
Inflation adjustment of subsidiaries in Argentina	70,123,635	-	-	70,123,635
Total changes in equity	(55,220,514)	2,970,264	(1,371,446)	(53,621,696)
Equity holders of the parent	(52,043,623)	2,968,182	(1,298,021)	(50,373,462)
Non-controlling interests	(3,176,891)	2,082	(73,425)	(3,248,234)
Total changes in equity	(55,220,514)	2,970,264	(1,371,446)	(53,621,696)
F-137

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020
b)	As of December 31, 2019:

Changes	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Total other reserves

	ThCh$	ThCh$	ThCh$	ThCh$
Conversion of joint ventures and foreign subsidiaries	(70,932,096)	-	-	(70,932,096)
Cash flow hedges	-	345,986	-	345,986
Gains (losses) from defined benefit plans	-	-	(4,127,305)	(4,127,305)
Deferred taxes	-	(93,416)	1,107,699	1,014,283
Inflation adjustment of subsidiaries in Argentina	88,009,766	-	-	88,009,766
Total changes in equity	17,077,670	252,570	(3,019,606)	14,310,634
Equity holders of the parent	16,122,893	249,503	(2,887,580)	13,484,816
Non-controlling interests	954,777	3,067	(132,026)	825,818
Total changes in equity	17,077,670	252,570	(3,019,606)	14,310,634

c)	As of December 31, 2018:

Changes	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Total other reserves

	ThCh$	ThCh$	ThCh$	ThCh$
Conversion of joint ventures and foreign subsidiaries	(55,755,054)	-	-	(55,755,054)
Cash flow hedges	-	63,008	-	63,008
Gains (losses) from defined benefit plans	-	-	(1,263,781)	(1,263,781)
Deferred taxes	-	(16,196)	339,533	323,337
Inflation adjustment of subsidiaries in Argentina	93,745,133	-	-	93,745,133
Total changes in equity	37,990,079	46,812	(924,248)	37,112,643
Equity holders of the parent	35,487,433	51,944	(882,063)	34,657,314
Non-controlling interests	2,502,646	(5,132)	(42,185)	2,455,329
Total changes in equity	37,990,079	46,812	(924,248)	37,112,643

Other Reserves

The reserves that are a part of the Company’s equity are as follows:

Currency Translation Reserves: This reserve originated from the translation of foreign subsidiaries’ and joint ventures financial statements which functional currency is different from the presentation currency of the Consolidated Financial Statements and inflation adjustment of subsidiaries in Argentina. As of December 31, 2020, 2019 and 2018, it amounts to a negative reserve of ThCh$ 153,975,058, ThCh$ 101,931,435 and ThCh$ 118,054,328, respectively.

Hedge reserve: This reserve originated from the hedge accounting application of financial liabilities. The reserve is reversed at the end of the hedge agreement, or when the transaction ceases qualifying hedge accounting, whichever is first. The reserve effects are transferred to income. As of December 31, 2020, 2019 and 2018, it amounts to a positive reserve of ThCh$ 3,297,873, ThCh$ 329,691 and ThCh$ 80,188 respectively, net of deferred taxes.

Actuarial gains and losses on defined benefit plans reserves: As of December 31, 2020, 2019 and 2018 the amount recorded is a negative reserve of ThCh$ 9,026,175, ThCh$ 7,728,154 and ThCh$ 4,840,574, respectively, net of deferred taxes.

Other reserves: As of December 31, 2020, 2019 and 2018 the amount is a negative reserve of ThCh$ 28,220,816, ThCh$ 28,172,631 and ThCh$ 28,233,512, respectively. Such reserves relate mainly to the following concepts:

-	Adjustment due to re-assessment of fixed assets carried out in 1979 (increased for ThCh$ 4,087,396).
F-138

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020
-	Price level restatement of paid-up capital registered as of December 31, 2008, according to CMF Circular Letter Nª456 (decreased for ThCh$ 17,615,333).
-	Difference in purchase of shares of the subsidiary Viña San Pedro Tarapacá S.A. made during year 2012 and 2013 (decreased for ThCh$ 9,779,475).
-	Difference in purchase of shares of the subsidiary Manantial S.A. made during year 2016 (decreased for ThCh$ 7,801,153).
-	Difference in purchase of shares of the Alimentos Nutrabien S.A. made during year 2016 (decreased for ThCh$ 5,426,209). On December 17, 2018 Food's and subsidiary CCU Inversiones S.A. sold their participation over Alimentos Nutrabien S.A. The aforementioned effect was accounted in result of the period.
-	Difference in purchase of shares of the subsidiary Viña San Pedro Tarapacá S.A. made during year 2018 and 2017 (decreased for ThCh$ 13,054,114 and ThCh$ 2,075,441, respectively).

Note 29 Non-controlling Interests

Non-controlling Interests are detailed as follows:

a.	Equity

Equity	As of December 31, 2020	As of December 31, 2019
	ThCh$	ThCh$
Viña San Pedro Tarapacá S.A.	42,455,039	40,970,994
Bebidas del Paraguay S.A.	15,881,635	18,930,090
Aguas CCU-Nestlé Chile S.A.	26,253,577	26,718,238
Cervecería Kunstmann S.A.	7,179,053	7,221,111
Compañía Pisquera de Chile S.A.	5,661,209	5,368,951
Sáenz Briones & Cía. S.A.I.C.	1,118,693	1,164,303
Distribuidora del Paraguay S.A.	4,361,300	4,777,051
Bebidas Bolivianas BBO S.A.	7,554,588	8,579,344
Other	1,779,126	1,142,971
Total	112,244,220	114,873,053

b.	Result

Result	For the years ended as of December 31,
	2020	2019	2018
	ThCh$	ThCh$	ThCh$
Aguas CCU-Nestlé Chile S.A.	6,708,433	7,590,887	7,587,140
Viña San Pedro Tarapacá S.A.	3,815,479	3,775,811	2,520,768
Cervecería Kunstmann S.A.	1,893,749	3,111,069	2,772,074
Compañía Pisquera de Chile S.A.	1,390,781	1,283,694	1,154,401
Sáenz Briones & Cía. S.A.I.C.	52,290	(69,465)	42,787
Distribuidora del Paraguay S.A.	38,665	324,839	1,431,158
Bebidas del Paraguay S.A.	(1,062,629)	221,498	210,568
Bebidas Bolivianas BBO S.A.	(727,028)	(568,189)	(552,816)
Other	(67,156)	(166,176)	27,659
Total	12,042,584	15,503,968	15,193,739

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020
c.	The Summarized financial information of non controlling interest is detailed as follows:

	As of December 31, 2020	As of December 31, 2019

	ThCh$	ThCh$
Assets and Liabilities
Current assets	839,968,110	762,824,893
Non-current assets	932,342,408	922,672,059
Current liabilities	465,134,566	438,802,486
Non-current liabilities	259,155,674	207,501,667

Dividends paid	11,994,014	10,969,709

The main significant Non-controlling interest is represented by Viña San Pedro Tarapacá S.A. with the following balances:

Assets and Liabilities	As of December 31, 2020	As of December 31, 2019

	ThCh$	ThCh$
Assets and Liabilities
Current assets	208,725,098	161,149,880
Non-current assets	216,866,727	219,742,431
Current liabilities	99,267,005	90,203,962
Non-current liabilities	76,505,535	49,601,667

Result	For the years ended as of December 31,
	2020	2019	2018
	ThCh$	ThCh$	ThCh$
Net sales	235,210,368	212,321,758	206,518,731
Net income of year	22,451,521	22,218,101	14,833,018

Dividends paid by Viña San Pedro Tarapacá S.A. amounted to ThCh$ 11,109,577, ThCh$ 7,416,023 and ThCh$ 9,070,285, for the years ended December 31, 2020, 2019 and 2018, respectively.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Note 30 Nature of cost and expense

Operational cost and expenses grouped by nature are detailed as follows:

Costs and expenses by nature	For the years ended as of December 31,
	2020	2019	2018
	ThCh$	ThCh$	ThCh$
Direct cost	757,097,886	694,307,741	650,386,343
Personnel expense (1)	263,948,893	237,122,374	232,141,632
Transportation and distribution	247,520,979	245,696,284	243,907,283
Advertising and promotion	105,887,909	117,889,341	118,003,908
Depreciation and amortization	109,813,976	105,020,934	93,289,194
Materials and maintenance	53,584,604	49,356,159	46,610,947
Energy	28,062,380	29,922,632	29,309,465
Leases	15,049,043	12,798,957	17,727,367
Other expenses	109,333,035	122,202,733	111,639,503
Total	1,690,298,705	1,614,317,155	1,543,015,642

(1)	See Note 26 - Employee benefits.

Note 31 Other incomes by function

Other income by function is detailed as follows:

Other incomes by function	For the years ended as of December 31,
	2020	2019	2018
	ThCh$	ThCh$	ThCh$
Sales of fixed assets	506,178	5,084,269	2,464,820
Rental income	173,259	315,325	266,335
Sale of glass	424,419	934,863	731,111
Claims recovery	110,963	82,896	831,230
Advance term license (1)	-	-	213,400,487
Other (2)	18,081,073	16,167,357	10,761,071
Total	19,295,892	22,584,710	228,455,054

(1)	See brands in Note 1 – General information, letter C). Additionally, it is worth mentioning that the payments they have received from ABI are presented in the Consolidated Statement of Cash Flows, in Operating Activities, under the heading "Other charges for operating activities.
(2)	It mainly corresponds to the effects related with the early termination of Budweiser license mentioned in Note 1 – General information, letter C) number b.5) and b.6).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Note 32 Other Gains (Losses)

Other gains (losses) items are detailed as follows:

Other gain and (loss)	For the years ended as of December 31,
	2020	2019	2018
	ThCh$	ThCh$	ThCh$
Results derivative contracts (1)	(6,153,705)	4,830,982	5,108,327
Marketable securities to fair value	(81,145)	(275,172)	(132,420)
Bargain purchase gain (2)	1,678,339	3,043,107	-
Impairment (3)	(6,029,434)	-	-
Other	(824,140)	(4,442,118)	(946,280)
Total	(11,410,085)	3,156,799	4,029,627

(1)	Under this concept there are ThCh$ 2,404,593 and ThCh$ 8,184,537 received (net), and ThCh$ 7,508,815 paid (net), as of December 31, 2020, 2019 and 2018, respectively, and these were recorded in the Consolidated Cash Flow Statement, under Operational activities, in line item Other cash movements.
(2)	It corresponds to the higher value originated by the purchase of the businesses of the vineyards of Pocito and Cañada Honda in 2019. In 2020 it corresponds to vineyards La Consulta and Mahina SpA. See Note 1 - General information, letter D) numeral 9 and 14, respectively.
(3)	See Note 18 - Goodwill and Note - 19 Property, plant and equipment.

Note 33 Financial results

The financial results composition is detailed as follows:

Financial results	For the years ended as of December 31,
	2020	2019	2018
	ThCh$	ThCh$	ThCh$
Finance income	3,451,143	13,117,641	15,794,456
Finance costs	(28,714,063)	(27,720,203)	(23,560,662)
Foreign currency exchange differences	2,551,823	(9,054,155)	3,299,657
Result as per adjustment units	(429,198)	(8,255,001)	742,041

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Note 34 Effects of changes in currency exchange rate

Current assets are denominated in the following currencies:

CURRENT ASSETS	As of December 31, 2020	As of December 31, 2019
	ThCh$	ThCh$
Current assets
Cash and cash equivalents	396,389,016	196,369,224
CLP	335,361,795	152,203,454
USD	22,294,738	25,497,806
Euros	862,011	2,592,865
ARS	30,254,883	7,473,053
UYU	1,213,256	1,384,395
PYG	2,534,290	2,763,191
BOB	3,420,655	3,323,553
Others currencies	447,388	1,130,907
Other financial assets	12,212,588	9,815,358
CLP	960,780	1,411,002
UF	4,661,049	-
USD	6,433,101	8,221,686
Euros	8,177	171,824
Others currencies	149,481	10,846
Other non-financial assets	15,278,558	22,395,591
CLP	9,591,141	14,650,054
UF	493,523	435,913
USD	448,432	1,320,765
Euros	110,319	4,785
ARS	4,407,254	5,434,632
UYU	42,866	79,070
PYG	67,345	312,473
BOB	117,678	157,899
Trade and other current receivables	275,387,923	300,013,940
CLP	183,196,543	181,492,816
UF	554,071	1,280,465
USD	29,115,797	35,796,040
Euros	8,750,745	9,709,996
ARS	38,907,043	56,518,792
UYU	4,374,350	4,350,677
PYG	6,512,786	7,183,907
BOB	1,464,727	1,919,063
Others currencies	2,511,861	1,762,184
Accounts receivable from related parties	5,313,079	3,278,685
CLP	5,258,032	3,118,442
UF	37,013	82,180
USD	17,977	77,375
PYG	57	688
Inventories	231,843,261	232,434,461
CLP	189,861,432	183,592,686
ARS	29,760,021	34,513,163
UYU	2,001,668	1,826,086
PYG	8,112,761	8,107,700
BOB	2,107,379	4,394,826
Biological assets	10,595,029	9,459,071
CLP	9,643,482	8,568,831
ARS	951,547	890,240
Current tax assets	10,865,347	15,132,290
CLP	3,700,444	8,908,539
ARS	6,979,388	6,029,315
UYU	185,515	194,436
Non-current assets of disposal groups classified as held for sale	2,121,327	383,138
CLP	1,770,547	-
ARS	350,780	383,138
Total current assets	960,006,128	789,281,758

CLP	739,344,196	553,945,824
UF	5,745,656	1,798,558
USD	58,310,045	70,913,672
Euros	9,731,252	12,479,470
ARS	111,610,916	111,242,333
UYU	7,817,655	7,834,664
PYG	17,227,239	18,367,959
BOB	7,110,439	9,795,341
Others currencies	3,108,730	2,903,937
Total current assets by currencies	960,006,128	789,281,758
F-143

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Non-Current assets are denominated in the following currencies:

NON-CURRENT ASSETS	As of December 31, 2020	As of December 31, 2019
	ThCh$	ThCh$
Non-current assets
Other financial assets	11,953,435	4,670,538
UF	11,953,435	4,571,984
Euros	-	98,554
Trade and other non-current receivables	1,860,635	3,224,627
CLP	-	353,862
UF	639,640	1,962,249
ARS	993,802	680,438
PYG	227,193	228,078
Other non-financial assets	8,479,668	7,042,297
CLP	2,916,124	2,887,597
USD	838,254	187,185
ARS	4,712,630	3,953,224
PYG	12,660	14,291
Accounts receivable from related parties	132,555	118,122
CLP	42,506	-
UF	90,049	118,122
Investments accounted for using the equity method	131,106,785	136,098,062
CLP	10,824,590	15,251,038
USD	120,041,775	120,237,275
ARS	240,420	609,749
Intangible assets other than goodwill	128,257,441	125,618,666
CLP	80,430,571	73,452,410
ARS	36,724,372	39,888,291
UYU	2,119,218	2,624,125
PYG	3,322,821	3,686,290
BOB	5,660,459	5,967,550
Goodwill	117,190,763	124,955,438
CLP	77,017,290	77,020,100
ARS	23,820,652	26,020,761
UYU	3,424,422	4,422,841
PYG	4,672,572	5,214,846
BOB	8,255,827	12,276,890
Property, plant and equipment (net)	1,082,515,880	1,071,730,034
CLP	871,169,200	847,574,743
ARS	158,647,878	167,553,390
UYU	12,596,500	15,013,733
PYG	18,764,340	21,686,062
BOB	21,337,962	19,902,106
Investment property	7,705,942	8,313,274
CLP	3,507,254	3,614,497
ARS	4,198,688	4,698,777
Right of use assets	25,079,352	25,804,121
CLP	15,932,177	14,214,681
UF	6,824,028	8,812,271
ARS	2,276,788	2,704,105
UYU	46,359	22,707
UI	-	50,357
Deferred tax assets	51,044,712	54,528,648
CLP	44,640,178	38,925,178
USD	3,313,751	4,168,633
ARS	2,770,395	10,018,983
UYU	280,994	273,198
PYG	39,394	47,859
BOB	-	1,094,797
Current tax assets non-current	3,236	2,305,129
ARS	3,236	2,305,129
Total non-current assets	1,565,330,404	1,564,408,956

CLP	1,106,479,890	1,073,294,106
UF	19,507,152	15,464,626
USD	124,193,780	124,593,093
Euros	-	98,554
ARS	234,388,861	258,432,847
UYU	18,467,493	22,356,604
PYG	27,038,980	30,877,426
UI	-	50,357
BOB	35,254,248	39,241,343
Total non-current assets by currencies	1,565,330,404	1,564,408,956

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Current liabilities are denominated in the following currencies:

CURRENT LIABILITIES	As of December 31, 2020		As of December 31, 2019
	Until 90 days	More the 91 days until 1 year	Until 90 days	More the 91 days until 1 year
	ThCh$	ThCh$	ThCh$	ThCh$
Current liabilities
Other financial liabilities	10,238,905	58,890,569	10,810,923	52,717,708
CLP	1,288,200	35,992,994	2,683,187	27,235,326
UF	4,393,473	3,302,978	663,604	6,085,801
USD	4,121,865	19,086,139	160,803	19,054,320
Euros	125,723	508,458	68,923	10,668
ARS	966	-	6,859,851	-
UI	202,988	-	332,747	331,593
BOB	105,690	-	41,808	-
Current lease liabilities	1,373,828	3,560,811	1,245,146	3,611,951
CLP	197,593	561,775	133,037	483,206
UF	657,841	1,906,190	607,445	1,947,575
USD	414,733	906,778	437,107	986,863
Euros	26,518	79,554	25,324	81,810
ARS	58,040	77,662	27,382	77,247
UYU	10,143	16,905	6,976	11,624
UI	8,960	11,947	7,875	23,626
Trade and other current payables	322,200,664	2,320,413	302,997,598	3,657,960
CLP	199,708,893	572,513	174,164,421	1,250,912
USD	37,249,860	391,246	44,197,074	1,940,430
Euros	8,137,207	1,346,741	7,212,069	451,610
ARS	68,666,133	-	67,565,461	-
UYU	2,341,105	-	2,490,915	-
PYG	1,803,818	9,913	2,991,595	14,942
BOB	3,714,996	-	4,046,335	-
Others currencies	578,652	-	329,728	66
Accounts payable to related parties	18,432,354	-	8,908,578	70,856
CLP	5,401,779	-	3,366,289	70,856
USD	3,863,807	-	1,521,520	-
Euros	9,060,286	-	3,818,009	-
PYG	1,117	-	11,950	-
BOB	11,658	-	30,565	-
Others currencies	93,707	-	160,245	-
Other current provisions	2,956,164	28,354	2,998,462	42,468
CLP	2,856,697	28,354	2,847,167	42,468
ARS	99,467	-	151,295	-
Current tax liabilities	17,484,807	3,766,415	6,759,999	13,744,375
CLP	16,831,345	3,766,415	5,575,556	13,661,546
ARS	454,281	-	882,944	82,829
UYU	199,181	-	188,335	-
PYG	-	-	113,164	-
Provisions for employee benefits	38,062,162	1,838,426	12,695,440	14,660,765
CLP	29,568,649	1,838,426	6,067,859	14,660,765
ARS	7,414,207	-	5,703,223	-
UYU	428,282	-	393,672	-
PYG	287,087	-	208,769	-
BOB	363,937	-	321,917	-
Other non-financial liabilities	1,268,039	39,102,175	1,311,982	47,047,785
CLP	-	39,102,175	-	47,047,785
USD	1,268,039	-	1,311,982	-
Total current liabilities	412,016,923	109,507,163	347,728,128	135,553,868

CLP	255,853,156	81,862,652	194,837,516	104,452,864
UF	5,051,314	5,209,168	1,271,049	8,033,376
USD	46,918,304	20,384,163	47,628,486	21,981,613
Euros	17,349,734	1,934,753	11,124,325	544,088
ARS	76,693,094	77,662	81,190,156	160,076
UYU	2,978,711	16,905	3,079,898	11,624
PYG	2,092,022	9,913	3,325,478	14,942
UI	211,948	11,947	340,622	355,219
BOB	4,196,281	-	4,440,625	-
Others currencies	672,359	-	489,973	66
Total current liabilities by currency	412,016,923	109,507,163	347,728,128	135,553,868

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Non-Current liabilities are denominated in the following currencies:

NON-CURRENT LIABILITIES	As of December 31, 2020			As of December 31, 2019
	More than 1 year until 3 years	More than 3 year until 5 years	Over 5 years	More than 1 year until 3 years	More than 3 year until 5 years	Over 5 years
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Non-current liabilities
Other financial liabilities	86,716,112	111,323,413	214,837,331	97,246,912	20,393,501	115,915,616
CLP	60,275,676	6,282,208	-	64,235,941	3,333,334	1,666,667
UF	11,820,381	98,892,057	214,070,902	10,266,325	10,275,427	113,326,471
USD	9,945,156	-	-	19,131,214	-	-
UI	-	-	-	221,062	-	-
BOB	4,674,899	6,149,148	766,429	3,392,370	6,784,740	922,478
Non-current lease liabilities	5,960,765	3,404,844	17,834,663	5,489,863	2,942,996	19,780,400
CLP	502,314	43,817	26,094	725,208	154,917	44,034
UF	3,530,082	2,547,674	16,435,858	3,232,256	2,099,137	17,896,681
USD	1,696,081	803,996	1,372,711	1,194,697	629,853	1,839,685
Euros	167,947	-	-	202,592	59,089	-
ARS	64,341	9,357	-	116,255	-	-
UI	-	-	-	18,855	-	-
Trade and other non-current payables	3,256	-	16,619	3,430	-	23,120
CLP	-	-	16,619	-	-	23,120
BOB	3,256	-	-	3,430	-	-
Other non- current provisions	143,796	205,432	139,237	181,318	221,458	129,185
CLP	1,860	-	-	2,752	-	-
ARS	26,111	205,432	139,237	44,491	221,458	129,185
UYU	115,825	-	-	134,075	-	-
Deferred tax liabilities	31,305,203	13,876,236	73,548,507	34,461,423	14,884,675	82,236,460
CLP	26,469,287	10,652,292	52,725,728	30,680,639	12,364,153	60,223,544
ARS	4,829,140	3,219,427	17,184,741	3,773,135	2,515,423	18,082,144
UYU	-	-	705,186	-	-	883,439
PYG	6,776	4,517	407,465	7,649	5,099	459,957
BOB	-	-	2,525,387	-	-	2,587,376
Provisions employee benefits	2,686,252	-	32,992,105	1,149,024	-	32,422,114
CLP	-	-	30,367,434	-	-	29,164,931
ARS	1,421,900	-	2,624,671	-	-	3,257,183
PYG	368,744	-	-	382,348	-	-
BOB	895,608	-	-	766,676	-	-
Total non-current liabilities	126,815,384	128,809,925	339,368,462	138,531,970	38,442,630	250,506,895

CLP	87,249,137	16,978,317	83,135,875	95,644,540	15,852,404	91,122,296
UF	15,350,463	101,439,731	230,506,760	13,498,581	12,374,564	131,223,152
USD	11,641,237	803,996	1,372,711	20,325,911	629,853	1,839,685
Euros	167,947	-	-	202,592	59,089	-
ARS	6,341,492	3,434,216	19,948,649	3,933,881	2,736,881	21,468,512
UYU	115,825	-	705,186	134,075	-	883,439
PYG	375,520	4,517	407,465	389,997	5,099	459,957
UI	-	-	-	239,917	-	-
BOB	5,573,763	6,149,148	3,291,816	4,162,476	6,784,740	3,509,854
Total non-current liabilities by currency	126,815,384	128,809,925	339,368,462	138,531,970	38,442,630	250,506,895

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Note 35 Contingencies and Commitments

Operating lease agreements

The total amount of the Company’s obligations with third parties relating to lease operating and services agreements that cannot be terminated is detailed as follows:

Lease operating and services agreements not to be terminated	As of December 31, 2020	As of December 31, 2019
	ThCh$	ThCh$
Within 1 year	60,241,434	56,054,644
Between 1 and 5 years	58,040,557	54,935,377
Over 5 years	7,351,834	11,824,929
Total	125,633,825	122,814,950

Purchase and supply agreements

The total amount of the Company’s obligations to third parties relating to purchase and supply agreements as of December 31, 2020 is detailed as follows:

Purchase and supply agreements	Purchase and supply agreements	Purchase and contract related to wine and grape
	ThCh$	ThCh$
Within 1 year	231,628,170	13,762,365
Between 1 and 5 years	826,880,784	8,941,800
Total	1,058,508,954	22,704,165

Capital investment commitments

As of December 31, 2020, the Company had capital investment commitments related to Property, Plant and Equipment and Intangibles (software) for approximately ThCh$ 54,076,180.

Litigation

The following are the most significant proceedings faced by the Company and its subsidiaries in Chile, including all those present a possible risk of occurrence and causes whose committed amounts, individually, are more than ThCh$ 25,000 and US$ 15,000 for cases of foreign subsidiaries. Those losses contingencies for which an estimate cannot be made have been also considered.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

Trials and claim

Subsidiary	Court	Description	Status	Estimated accrued loss contingency
Compañía Industrial Cervecera S.A. (CICSA)	Labur Court.	Labor trial.	Evidentiary stage.	US$ 15,000
Compañía Industrial Cervecera S.A. (CICSA)	Commercial Court.	Distributor claim for to the termination of distribution agreeent.	Evidentiary stage.	US$ 18,000
Compañía Industrial Cervecera S.A. (CICSA)	Labur Court.	Labor trial.	Evidentiary stage.	US$ 37,000
Compañía Industrial Cervecera S.A. (CICSA)	Labur Court.	Labor trial.	Evidentiary stage.	US$ 35,000
Compañía Industrial Cervecera S.A. (CICSA)	Labur Court.	Labor trial.	Evidentiary stage.	US$ 36,000
Compañía Industrial Cervecera S.A. (CICSA)	Tax Court.	Several Tax claims.	Evidentiary stage.	US$ 140,000
Sáenz Briones & Cía. S.A.I.C.	Labur Court.	Labor trial.	Evidentiary stage.	US$ 59,000

The Company and its subsidiaries have established provisions to allow for such contingencies for ThCh$ 538,388 and ThCh$ 561,378, as of December 31, 2020 and 2019, respectively (See Note 24 – Other provisions).

Tax processes

At the date of issue of these consolidated financial statements, there is no tax litigation that involves significant passive or taxes in claim different to mentioned in Note 25 – Income Tax.

Guarantees

As of December 31, 2020, CCU and its subsidiaries have not granted direct guarantees as part of their usual financing operations. However, indirect guarantees have been constituted, in the form of stand-by and general security product of financing. The main terms of the indirect guarantees constituted are detailed below:

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2020

The joint venture Central Cervecera de Colombia S.A.S. (CCC) maintains financial debt with local banks in Colombia, guaranteed by the subsidiary CCU Inversiones II Ltda. through stand-by letters issued by Scotiabank Chile and they are within the financing policy framework approved by Board of Directors, according to the following detail:

Institution	Amount	Due date
Banco Colpatria	US$ 27,200,000	June 25, 2021
Banco Colpatria	US$ 4,000,000	July 21, 2021
Banco Colpatria	US$ 13,500,000	August 1, 2021

The indirect associate Bodega San Isidro S.R.L. maintains financial debt with local bank in Peru, which is endorsed by the subsidiary Compañía Pisquera de Chile (CPCh) through a stand-by letter issued by the Banco del Estado de Chile, this is within the financing policy approved by the Board, and is detailed as follow:

Institution	Amount	Due date
Banco Crédito de Perú (BCP)	USD 2,600,000	December 21, 2021

Note 36 Subsequent Events

a)	The Consolidated Financial Statements of CCU S.A., have been approved by the Board of Directors on February 22, 2021.

b)	There are no others subsequent events between the closing date and the filing date of these Financial Statements (February 22, 2021) that could significantly affect their interpretation.

