Form 20-F
period 2021-12-31
UNITED BREWERIES CO INC
filed 2022-04-28
CIK 888746

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
☒
     NO
☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

YES
☐
     NO
☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
YES
☒

NO
☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
YES
☒

NO
☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definitions of “accelerated filer”, “large accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer
☒

Accelerated filer
☐
Non-accelerated filer
☐
Emerging growth company
☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.

☐

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
☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
ITEM 17
☐
      ITEM 18
☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES
☐
     NO
☒

Auditor Name Auditor Location Auditor ID	PricewaterhouseCoopers Consultores Auditores SpA Santiago - Chile 1364

i

ii

Introduction

In this annual report on Form 20-F, all references to “we”, “us”, “Company” or “CCU” are to Compañía Cervecerías Unidas S.A., an open stock corporation (sociedad anónima abierta) organized under the laws of the Republic of Chile, and its consolidated subsidiaries
.
Our fiscal year ends on December 31
st
. The expression “last three years’’ means the years ended December 31, 2019, 2020 and 2021. Unless otherwise specified, all references to “U.S. dollars” “dollars” “USD” or “US$” are to United States dollars, and references to “Chilean pesos” “pesos” “Ch$” or “CLP” are to Chilean pesos. We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). See the notes to our consolidated financial statements included in pages F-1 through F-142 of this annual report. We use the metric system of weights and measures in calculating our operating and other data. The United States equivalent units of the most common metric units used by us are as shown below:

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

These forward-looking statements are identified by the use of terms and phrases such as “anticipate”; “believes”; “could”; “expects”; “intends”; “may”; “plans”; “predicts”; “projects”; “will” and similar terms and phrases. We caution you that actual results could differ materially from those expected by us, depending on the outcome of certain factors, including, without limitation:

•	the effects of the COVID-19 pandemic and uncertainties about its impact and duration, including any new strain and any associated economic downturn globally;
•
local, regional, national and international economic conditions, including the risks of a global recession or a recession in one or more of our key markets, and the impact they may have on us and our customers and our assessment of that impact;

•
financial risks, such as interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, liquidity risk, inflation or deflation, including inability to achieve our optimal net debt level;

•
continued geopolitical instability, which may result in, among other things, economic and political sanctions and currency exchange rate volatility, and which may have a substantial impact on the economies of one or more of our key markets;

•	changes in government policies and currency controls;
•
continued availability of financing and our ability to achieve our targeted coverage and debt levels and terms, including the risk of constraints on financing in the event of a credit rating downgrade;

•
changes in applicable laws, regulations and taxes in jurisdictions in which we operate, including the laws and regulations governing our operations and changes to tax benefit programs, as well as actions or decisions of courts and regulators;

iii

•	limitations on our ability to contain costs and expenses;
•	our expectations with respect to expansion plans, premium growth, accretion to reported earnings, working capital improvements and investment income or cash flow projections;
•	our ability to continue to introduce competitive new products and services on a timely, cost-effective basis;
•	the effects of competition and consolidation in the markets in which we operate, which may be influenced by regulation, deregulation or enforcement policies;
•	changes in consumer spending;
•	changes in pricing environments;
•	volatility in the prices of raw materials, commodities and energy;
•	supply chain constrains;
•	difficulties in maintaining relationships with employees;
•	regional or general changes in asset valuations;
•	greater than expected costs (including taxes) and expenses;
•
the risk of unexpected consequences resulting from acquisitions, joint ventures, strategic alliances, corporate reorganizations or divestiture plans, and our ability to successfully and cost-effectively implement these transactions and integrate the operations of businesses or other assets we have acquired;

•	natural and other disasters, including widespread health emergencies, cyberattacks and military conflict and political instability;
•	any inability to economically hedge certain risks;
•	inadequate impairment provisions and loss reserves;
•	delays in obtaining required licenses;
•	technological changes, threats to cybersecurity and the risk of loss or misuse of personal data;
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

PART I

ITEM 1: Identity of Directors, Senior Management and Advisers

Not applicable.

ITEM 2: Offer Statistics and Expected Timetable

Not applicable.

ITEM 3: Key Information

A.	Reserved

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

RISKS RELATING TO CHILE

We are substantially dependent on economic, political and social conditions in Chile, which may adversely impact the results of our operations and financial condition
.

Chile is our most significant market. The Chile Operating segment generated
63.5
% of our sales revenues in 2021, the International Business Operating segment (which includes Argentina, Bolivia, Paraguay and Uruguay) contributed
27.3
%, and the Wine Operating segment,
including the domestic markets in Chile and Argentina, as well as exports, accounted for
10.5
% of revenues. Thus, our operating and financial performance is dependent, to a large extent, on the overall level of economic activity in Chile. The Chilean economy experienced an average annual growth rate (measured by GDP) of
3.3
% between 2010 and 2021. In the past, slower economic growth in Chile resulted in a lower growth rate of consumption of our products and, consequently, adversely affected our profitability. Chile’s economic growth rate has been affected in the past by the disruption in the global financial markets by global recessions or a pandemic, as was the case in 2009 and 2020. Therefore, economic growth rates of past periods cannot be extrapolated to future performance.

Although Chilean inflation has been limited in the last ten years, Chile has experienced high levels of inflation in the past and in 2021, inflation rose over 7.0% on an annual basis. The rates of inflation in Chile in 2021, 2020, 2019 and 2018 were 7.2%, 3.0%, 3.0% and 2.6%, respectively, as measured by changes in the consumer price index and as reported by the
Instituto Nacional de Estadísticas
(INE). High levels of inflation and currency devaluation in Chile could adversely affect the Chilean economy and have an adverse effect on our results of operations. We cannot assure you that Chilean inflation will not revert to prior levels in the future.

The measures taken in the past by the Central Bank of Chile to control inflation have included tight monetary policy with high interest rates, which restricts credit availability and economic growth. Periods of higher inflation may also slow the growth rate of the Chilean economy. Inflation is also likely to increase some of our costs and expenses, given that our supply contracts may be denominated in foreign currencies or indexed to the Chilean consumer price index. This could adversely affect our operating margins and operating income.

Furthermore, Chile, as an emerging and open economy, is more exposed to unfavorable conditions in the international markets, which could have a negative impact on the demand for our products, as well as on third parties with whom we conduct business. Furthermore, the beginning of a massive social movement during the fourth quarter of 2019 triggered material political and economic changes, such as the development of a new constitution and increased pressure or demand on public spending. These measures have increased uncertainty levels in Chile, which could affect economic growth through a deterioration of business and consumer confidence. This could adversely affect our operating margins and operating income.

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

Variations in the global and local financial markets in recent periods have also resulted in volatility in the credit, equity and fixed income markets. This volatility has limited companies’ access to funding from time to time. In particular, the COVID-19 pandemic has resulted in major disruptions in the global and local financial markets. As stated by the Central Bank of Chile in its November 2021 Financial Stability Report, stimulus measures together with the successive withdrawals of pension funds by members of the public, have provided additional liquidity, but they have also strongly impacted capital markets as a result of the forced liquidation of assets. Both the exchange rate and local interest rate have experience strong corrections compared to other economies, together with increases on the volatility of the prices of several assets.

Any downgrading of Chile’s debt credit rating for domestic and international debt by international credit rating agencies may increase our financial costs or limit our access to capital markets.

Any future adverse revisions to Chile’s credit ratings for domestic and international debt by international rating agencies may adversely affect our ratings, our business, future financial performance, stockholders’ equity and the value of our securities. In addition, credit ratings affect the cost and other terms upon which we are able to obtain funding. Rating agencies regularly evaluate us and their ratings of our debt are based on a number of factors, including our financial strength and conditions affecting the financial services industry generally. There can be no assurance that the rating agencies will maintain the current ratings or outlooks, and any downgrading in our debt credit ratings would likely limit our access to capital markets and adversely affect our results of operations and financial condition. There can be no assurance that the rating agencies will maintain the current ratings or outlooks, and any downgrading in our debt credit ratings may increase our financial costs or limit our access to capital markets.

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

The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. For example, the Santiago Stock Exchange, which is Chile’s principal stock exchange, had a market capitalization of approximately USD 152.5 billion as of December 31, 2021, while the New York Stock Exchange (“NYSE”) had a market capitalization of approximately USD 32.7 trillion and the NASDAQ National Market (“NASDAQ”) had a market capitalization of approximately USD 23.2 trillion as of the same date. In addition, the Chilean securities markets can be materially affected by developments in other emerging markets, particularly other countries in Latin America.

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

The financial position and results of our operations in Argentina are, to a considerable extent, dependent upon political, social and economic conditions in Argentina, as demand for beverage products generally depends on the prevailing economic conditions in the local market. In the past, Argentina has suffered recessions, high levels of inflation, currency devaluations and significant economic decelerations in various periods of its history. During 2016, Argentina's GDP contracted by 2.1% and inflation was close to 40%. In 2017, GDP growth was 2.8% and inflation close to 25%, showing a slight recovery in the economy. In 2018, Argentina once again entered into a recession and its GDP decreased by 2.6% and accumulated inflation reached 47.6%. Consequently, given that between 2016 and 2018 (three years) the cumulative inflation rate exceeded 100%, Argentina was deemed to be a hyperinflationary economy as of July 1, 2018 (see Note 2 to our consolidated financial statements included herein) pursuant to IAS 29. In 2019, the Argentine GDP contracted by 2.2% and inflation reached 53.8%. In 2020, the GDP contracted 9.9%, mainly due to the restriction measures taken to control the spread of the COVID-19 pandemic, while inflation reached 36.1%. In 2021, the GDP expanded around 9%, and inflation reached 50.9%. Accordingly, given that inflation between 2018 and 2021 exceeded 100%, Argentina is still considered a hyperinflationary economy.

Moreover, Argentina is currently undergoing a sovereign debt restructuring process with the International Monetary Fund (“IMF”), the outcome of which is uncertain. In March 2022, the IMF Executive Board approved a new 30-month arrangement under the Extended Fund Facility for an amount of USD 44 billion. The Executive Board’s decision allowed authorities an immediate disbursement of approximately USD 9,7 billion. According to the IMF, Argentina’s IMF-supported program sets pragmatic and realistic objectives, along with credible policies to strengthen macroeconomic stability and begin to tackle Argentina’s deep-seated challenges. The program seeks to improve public finances and start to reduce persistent high inflation through a multi-pronged strategy, involving a gradual elimination of monetary financing of the fiscal deficit and enhancements in the monetary policy framework. Risks to the program are exceptionally high and spillovers from the war in Ukraine are already materializing. In this context, early program recalibration, including the identification and adoption of appropriate measures, as needed, will be critical to achieve the program’s objectives. Thus, our business and results of operations in Argentina could be adversely affected by volatile economic conditions in Argentina or by the Argentine government’s policy response to such conditions.

If economic conditions in Argentina were to slow down or further contract, or if inflation continue to accelerate, or if the Argentine government’s ability to access the long-term financial markets to finance increased spending is limited given the high levels of public sector indebtedness, Argentina’s economic growth and the financial health and results of our Argentine operations could be adversely affected.

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

A depreciation of the Argentine peso may negatively affect our consolidated financial results. Our Argentine subsidiaries use the Argentine peso as their functional currency and their financial statements are translated to CLP for consolidation purposes, which may produce variations to the Company’s consolidated net income and shareholders’ equity, due to translation effects. Also, most of our raw material costs in Argentina are indexed to the dollar. In 2021, the Argentine peso depreciated 34.8% against the USD on average, and 22.1% as of the end of 2021 (end-of-period). This resulted in a translation effect in our reported revenues, costs and expenses, as well as pressure on dollarized costs.

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

The Argentine government has taken measures to address the country’s economic crises, and most recently, to address the COVID-19 pandemic, which have severely affected the stability of Argentina's financial system and the free pricing of goods.

On September 1, 2019, the Argentine Central Bank issued Communication “A” 6,770, which established various exchange controls for exports and imports of goods and services, holding of foreign assets, non-resident operations, foreign financial debt, debts between Argentine residents, repatriation of profits and payment of dividends, among others. The Communication was issued in response to the publication of Decree N° 609/2019, pursuant to which the Argentine government implemented foreign exchange regulations originally until December 31, 2019, but was subsequently extended for an indefinite period. Decree N° 609/2019 sets forth the obligation to convert the value of goods and services exported into Argentine pesos in the local financial system, in accordance with terms and conditions established by the Argentine Central Bank. All of these measures have negatively impacted the free import of goods and in practice restricted our ability to repatriate profits.

In 2020 and 2021, in an attempt to curb increasing inflation, the Argentine government applied various methods to directly and indirectly regulate price increases of various consumer goods, including beer. As of the date of this report, we are party to agreements with the Argentine government that require us to sell our products at a previously agreed-upon price. We cannot assure that these measures will change nor the extent to which they will impact our business and results of operations.

As of the date of this report, there are several restrictions on the pricing of our products, the transfer of currency and repatriation of capital that could affect our subsidiaries’ ability to make payments and could in turn adversely affect our business and results of operations

RISKS RELATING TO OUR BUSINESS

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

In February 2020, the Chilean Congress enacted Law N° 21,210, which amended the tax system and aimed at raising taxes to finance social programs (the “2020 Tax Reform”). The 2020 Tax Reform, includes, among other measures: (i) an increase from 35% to 40% in the personal income tax bracket for taxpayers with a gross monthly income in excess of approximately CLP 15.0 million; (ii) a progressive tax ranging from 0.075% to 0.275% on real estate properties owned by a taxpayer with a total taxable value exceeding approximately CLP 400 million; (iii) stricter requirements for private investment funds to benefit from preferential tax treatment; (iv) the creation of a new special tax regime for small- and medium-sized enterprises, with a 25% tax rate; (v) a partially integrated regime as a single tax system for large companies, with a 27% tax rate that will be partially deductible from the final tax to be paid by the owners of the taxpayer entity, who will have a maximum tax burden of 44.5% with the exception of certain qualified Treaty-country resident shareholders (including Tax Treaties signed but not yet enforced within a certain period of time); (vi) the progressive discontinuation of the provision allowing Chilean holding companies that incur tax losses to claim a refund of the corporate income tax paid - 21 - by their Chilean affiliates on dividends received by such holding company, to be fully enforced by year 2024; (vii) a more restrictive treatment for capital gains taxation derived from publicly traded shares; and (viii) a special tax contribution of 1% on investments in fixed assets in excess of U.S.$10 million (for the part of the excess) for the benefit of regions hosting projects that exceed U.S.$10 million when a given project requires submission to the environmental approval system. In December 2021, the Chilean Government sent to Congress a bill that intends to eliminate certain tax exemptions, which especially includes; (i) capital gain taxes on publicly traded shares (to be taxed at a 10% rate) and; (ii) Value Added Tax (VAT) for all type of services.

In 2017, Argentine
Congress passed a tax reform law that, among other measures, aimed to gradually reduce the income tax rate for profits from 35% to 25% (30% for 2018 and 2019 and 25% from 2020 and onwards), starting in 2018. In addition, withholding tax on distributed dividends are subject to a gradual increase from 0% to 13% (7% for 2018 and 2019 and 13% from 2020 and onwards). In December 2019, a new law was passed which modified certain provisions of the 2017 tax reform law. Among other matters, it extended the 30% income tax rate and the 7% withholding rate on dividends for an additional year, through 2020. In addition, regarding the Personal Property Tax, which applies to foreign shareholders who hold equity participations in Argentine companies, the 2019 reform increased the applicable rate from 0.25% to 0.50% in respect of the equity participation set forth in the Financial Statements. In June 2021, Law N° 21,630 was enacted, which establishes a new structure for income tax on profits, beginning after January 1, 2021, with three sections in relation to the level of accumulated net taxable income. The new sections are: (i) 25% for accumulated taxable net profits of up to ARS 5 million; (ii) 30% for earnings of up to ARS 50 million; and (iii) 35% for profits greater than ARS 50 million. Likewise, for the second and third sections indicated above, fixed tax amounts of ARS 1.25 million and ARS 14.75 million, respectively, were established, which will be adjusted annually with inflation.

Changes in the labor market in the countries in which we operate may affect profit margins in our business.

In all the countries where we operate, we are exposed to changes in the labor market that could affect our profitability and future growth. These changes could include fluctuations in the labor supply, as well as changes in labor legislation, among others.
In Argentina, high levels of inflation, union pressure, government decrees regarding severance payments, wages or reduction of working hours may affect our salary expenses.

In Chile, the Congress is currently discussing a bill which aims to modify the manner in which the legal profit sharing bonuses (
gratificaciones legales
) are calculated. As of the date of this report, this bill is in the Labor and Social Welfare Committee in the Senate, where it is subject to further modifications.

In addition to the above, in Chile, the congress is discussing a bill on the reduction of working hours, which is now in its second constitutional process in the Senate.

The foregoing, as well as the implementation of new labor regulations, could have an adverse effect on our expenses and negatively affect our margins.

Fluctuations in the cost of our raw materials may adversely impact our profitability.

We purchase malt, rice and hops for beer, sugar for soft drinks, grapes for wine, pisco and cocktails, and packaging materials, such as aluminum cans, glass bottles and PET resins to produce plastic bottles from local producers or in the international market. The prices of these materials are subject to volatility caused by market conditions, and have experienced significant fluctuations over time reflecting global supply and demand for commodities as well as other factors, such as fluctuations in exchange rates, climate and social events, geopolitical conflicts, like the recent Russian invasion of Ukraine, and supply restrictions derived from the COVID-19 pandemic, over which we have no control.

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

Our largest competitor in the Chilean beer market by volume is Cervecería Chile S.A. (“Cervecería Chile”), a subsidiary of ABI. In the past, Cervecería Chile has implemented aggressive commercial practices, and during the last years, has made several investments to expand its production capacity in Chile. Additionally, in August 2020, Cervecería Chile signed a distribution agreement with Embotelladora Andina S.A. and Coca-Cola Embonor S.A., the main bottlers of The Coca-Cola Company's products in Chile, to expand its distribution network. This is a five-year renewable agreement which became effective on November 1, 2020. If Cervecería Chile continues its aggressive commercial practices in the future, completes its expansion plans, and achieves a stronger distribution network, we cannot assure you that this or other competitive activities will not have a material adverse effect on our profitability or market share.

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

Most of our license agreements include certain conditions that must be met during their term, as well as provisions for their renewal at their expiry date. We cannot guarantee that such conditions will be fulfilled, and therefore that the agreements will remain in place until their expiration or that they will be renewed, or that any of these contracts will not undergo early termination. While approximately 70% of our sales volume are derived from private label products, the termination of, or failure to renew our existing license agreements, could have an adverse impact on our operations.

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

The shortage of critical raw and packaging materials, either due to changes in consumption patterns, the level of crop production around the world, quality and availability of supply, and/or problems associated with international trade logistics, the latter for the case of raw and packaging materials purchased in markets outside of the countries where we operate, could affect our supply chain and negatively impact our production levels and, consequently, our results. This issue has become more relevant recently due to the COVID-19 pandemic, which has abruptly increased the demand for some packaging formats and has interrupted the normal operation of international trade logistics. If we face the interruption or lack of supply of critical raw and packaging materials, we cannot assure that we can obtain favorable prices or advantageous terms in their acquisition, which could negatively affect our results.

Furthermore, disruptions on international trade logistics have caused delays and difficulties on export shipments including significant increases in freights.

Water supply is essential to the development of our businesses.

Water is an essential component for the production of our beverage products and the irrigation of our fields. Any failures in our water supply, regulatory changes that limit the use of this resource, water scarcity or a contamination of our water sources, could negatively affect our sales and profitability.

As a commitment to the environment and natural resources, the Company has implemented long-term policies to develop a responsible and sustainable use of water. Through its 2020 Environmental Vision plan, initiated in 2010, the Company reduced the consumption of this resource by approximately 49% per liter produced as of 2020. Furthermore, through the 2030 Environmental Vision plan, the Company committed to continue optimizing the consumption of water per liter produced, by reaching a goal of 60% decrease in consumption.

The Chilean Congress approved in January 2022 a bill which introduces changes to the Chilean Water Regulation (
Código de Aguas
), which it was being discussed since 2011. This bill was published on April 6, 2022, and establishes, among other things: (i) a new regime for the constitution of rights to use water temporarily which will be applicable to future water rights granted, (ii) introduces an expiration system for the non-use of water when the necessary infrastructure for their use is not constructed and such water rights appear in the patent payment list for no use for a certain period, (iii) a deadline for regularization and registration of water rights, (iii) it regulates the environmental, scenic, landscape and social function of the waters, (iv) the obligation to inform any changes of the uses of water rights, (v) the obligation of forming underground water communities in certain areas declared as restriction or prohibition zones, and (vi) the recognition of the access to water as a Human Right.

Furthermore, decrees issued by the
Dirección General de Aguas
(“DGA”) (the Chilean water authority) declared restriction and prohibition zones for the constitution of rights to use groundwater, establishing the obligation to create communities of groundwater, which in turn could restrict the exercise of rights that the Company currently owns as well as the change in its extraction points. Without prejudice of the foregoing, the President has the capability to declare, during a period of extraordinary drought, due to a request by, or based on a report of, the DGA, a water scarcity zone for a maximum period of one year, in which the Chilean water authority could redistribute water available in natural sources and authorize the extraction of water from superficial or ground sources.

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

Catastrophic events in the regions in which we operate could have a significant adverse effect on our financial condition
.

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

Chile has been affected in the past by several natural disasters, earthquakes, including large floods, mudslides and forest fires. These events did not have a significant effect on our operations, although a future catastrophic event could have a significant effect on our business, results of operations and financial condition.

Health crises, pandemics or the outbreak of contagious diseases at a global or regional level could have a negative impact on our operations and financial position.

A health crisis, pandemic or the outbreak of disease at a global or regional level, such as the outbreak of COVID-19, which was declared a pandemic by the World Health Organization in March 2020, could have a negative impact on our operations and financial position. The above-mentioned circumstances could impede the normal operation of the Company, interrupt our supply chain, limit our production and distribution capacity, and/or generate a contraction in the demand for our products, as happened during the period of higher restrictions during the second and third quarter of 2020. Despite progress in vaccination efforts, global economic activity remains uncertain and cannot be predicted with confidence. Further, new variants of COVID-19 could spread globally and cause an increase in COVID-19 cases across several of the jurisdictions where we operate. In November 2021, a new variant, Omicron, which appears to be the most transmissible variant to date, was detected, and has since caused an increase in COVID-19 cases in multiple countries, including some of those where we conduct our operations, and of which the potential severity is currently being evaluated. Given the ongoing and dynamic nature of the circumstances, it is difficult to predict the impact of the COVID-19 pandemic on our business. An extended period of economic disruption could have a material adverse impact on our business, results of operations, access to sources of liquidity and overall financial condition.

Any prolonged restrictive measures put in place to control an outbreak of a contagious disease or other adverse public health developments, including quarantines, medical screenings, travel restrictions and suspension of certain activities, in any of our markets may have a material and adverse effect on our business operations. The extent of the impact of the pandemic on our business and financial condition will depend largely on future developments, including the duration of the pandemic, the impact on capital and financial markets and the related impact on consumers’ and industries’ confidence, all of which are highly uncertain and cannot be accurately predicted based on the impacts observed to date.

The Company has contingency plans to protect the health of the people and to maintain the continuity of our operation, but we cannot assure you that these plans will be sufficient to mitigate a material impact on our results and financial position from such events. Specifically, since March 2020, we have implemented a regional plan with three priorities: (i) the safety of our people and the community we interact with, (ii) operation continuity, and (iii) financial health. This has allowed us to continue supplying our clients and consumers with our products and maintaining a safe work environment. At the close of this report, CCU continues selling, producing and distributing its products normally in all the countries where it operates, where restrictive measures continue to be implemented to face the ongoing spread and new variants of COVID-19.

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

On August 2021 Law N° 21,363 was published establishing regulations regarding commercialization and advertising of alcoholic beverages, including, among others, the incorporation of warnings about the consumption of alcohol on labeling and promotional materials, the obligation to inform the energy content of the products on labeling, time restriction for advertising, and prohibited promotional activities or advertising of alcohol in relation to sport and cultural activities. These measures will enter into force immediately or deferred as established in the aforementioned Law. This Law and regulations could affect our alcoholic beverages portfolio and certain marketing activities.

Currently, a bill is being discussed in Chilean Congress to amend Law N° 18,455, which sets standards on the production, processing and marketing of alcoholic beverages and vinegars, in matters relating to information on ingredients and mandatory nutritional information, as well as the incorporation of warning labels established for foods rated “high” in, when applicable.

If further legislation or other regulations that restrict the sale of alcoholic or non-alcoholic beverages is passed, it could affect the consumption of our products and therefore, adversely impact our business.

New applicable environmental regulations could affect our business.

CCU’s operations are subject to local, national and international environmental norms and regulations. These regulations cover, among other things, emissions from different sources, noise, disposal of solid and liquid wastes, the temporary storage of residuals, and other activities inherent to our industry. On this topic, on June 1, 2016 Law N° 20,920 was enacted and established a framework for waste management and extended producer responsibility, and stimulation of recycling (“REP Law”), with the objective of lowering the generation of waste of priority products as determined by the bill and fostering recycling of the waste. On November 30, 2017, the Regulations on Procedures of the REP Law were published. In March 16, 2021, the collection, valorization and other associated obligations for packaging materials were published. See “Item 4: Information on the Company – E. Environmental Matters.”

Additionally, on August 13, 2021 Law N° 21,368 was published, which regulates single-use plastic products and plastic bottles, and strengthens returnability. The bill requires (i) that disposable plastic bottles that are commercialized must be manufactured containing a percentage of plastic that has been collected and recycled within the country in the proportions to be established by means of a regulation to be issued within 18 months as of the date of publication of the law; (ii) retail businesses (including e-commerce and delivery applications) to have returnable plastic bottles for beverages (excluding alcoholic and dairy products), effective for supermarkets 6 months as of the date of publication of the law and two years for the rest of the retailers; and (iii) prohibits establishments that sell food from using any kind of non-recyclable single-use containers, on premise and for deliveries, with effective dates depending on the establishment and the kind of plastic used.

On March 9, 2022, the Chilean Congress approved the
Ley Marco de Cambio Climático
, which is pending enactment and publication. This law aims to establish principles, governance, management instruments and adequate financing mechanisms, to allow for an economic development low in greenhouse gas emissions, reduce vulnerability, establish a carbon neutral goal by law, and increase resilience, all to guarantee the compliance of climate change international commitments made by Chile.

In Argentina, in October 2021, a bill that establishes minimum environmental protection standards for the integral management of containers and post-consumer containers throughout the national territory was submitted to Congress for consideration. The bill aims to prevent and reduce the impact of containers in the environment, introducing the principle of extended producer responsibility.

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

The COVID-19 pandemic may continue to have an adverse effect on our ability to attract and retain key personnel and third-party contractors, which in turn could have a material adverse effect on our business, financial condition and results of operations.

The COVID-19 pandemic has caused a shortage of talent for certain business functions, which in turn has affected companies from all industries and across the globe, including ours. In the future, we may continue to encounter competition from other companies in our efforts to hire experienced professionals for both key roles and third-party contractor positions, which could make it difficult for us to identify sufficiently skilled and qualified people or to obtain all the necessary expertise locally or at reasonable rates due to the shortage of appropriately qualified individuals. Failure to obtain services from key personnel and/or third-party contractors with critical skills could adversely affect our business, results of operations and financial condition.

Our insurance coverage may be insufficient or inadequate to cover certain losses we may incur.

Our insurance coverage is in line with our internal policies and in line with the industry standards. In the case of extraordinary events, our insurance may be insufficient to cover certain losses. As of the date of this offering memorandum, we maintain full-risk insurance coverage for our physical assets, including machinery malfunctions and damage due to stoppages and earthquakes for all of our assets. Our insurance policies are subject to deductibles and coverage limits, and despite being in line with industry standards, may not be adequate to provide coverage for certain claims. Moreover, the insurance market remains cyclical and catastrophic events can change the state of the insurance market, leading to sudden and unexpected increases in premiums and deductibles or unavailability of coverage for reasons unrelated to our business. Additionally, we cannot guarantee that future policies will not have terms that are less favorable than those currently in place.

RISKS RELATING TO OUR ADSs

We are controlled by one majority shareholder, whose interests may differ from those of holders of our ADSs, and this shareholder may take actions that adversely affect the value of a holder’s ADSs or common stock.

As of December 31, 2021, Inversiones y Rentas S.A. (“IRSA”) a Chilean closely held corporation, directly and indirectly owned 65.87% of our shares of common stock. Accordingly, IRSA has the power to control the election of most members of our board of directors and its interests may differ from those of the holders of our ADSs. IRSA also has significant influence in determining the outcome of any corporate transaction submitted to our shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets and going-private transactions. In addition, actions by IRSA with respect to the disposal of the shares of common stock that it owns, or the perception that such actions may occur, may adversely affect the trading prices of our ADSs or common stock.

Chilean economic policies, currency fluctuations, exchange controls and currency devaluations may adversely affect the price of our ADSs.

The Chilean government’s economic policies and any future changes in the value of the CLP relative to the USD could adversely affect the USD value and the return on any investment in our ADSs. The CLP has been subject to nominal devaluations and appreciations in the past and may be subject to fluctuations in the future. For example, when comparing the average exchange rates for each period, the Chilean peso appreciated by 4.7% and 1.1% in 2017, and 2018, respectively, and depreciated by 9.5% and 12.7%, in 2019 and 2020, respectively, while it appreciated 4.0% in 2021. When comparing the exchange rate as of the end of each period, the Chilean peso appreciated by 8.2% in 2017, depreciated 13.0% in 2018, depreciated 7.8% in 2019, appreciated 5.0% in 2020, and depreciated 18.8% in 2021. See “Item 3: Key Information – A. Selected Financial Data – Exchange Rates.”

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

The
Ley sobre Sociedades Anónimas
N° 18,046 (the “Chilean Corporations Act”), and its ordinance (
Reglamento de Sociedades Anónimas)
, require us, whenever we issue new shares for cash, to grant preemptive rights to all holders of shares of our common stock, including shares of our common stock represented by ADSs, giving those holders the right to purchase a sufficient number of shares to maintain their existing ownership percentage. We may not be able to offer shares to holders of our ADSs pursuant to preemptive rights granted to our shareholders in connection with any future issuance of shares unless a registration statement under the Securities Act is effective with respect to those rights and shares, or an exemption from the registration requirements of the Securities Act is available.

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

Our principal executive offices are located at Avenida Vitacura N° 2670, 23 rd
floor, Santiago, Chile. Our telephone number in Santiago is (56-2) 2427-3000, and our website is www.ccu.cl. Our authorized representative in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711, USA, telephone number (302) 738-6680 and fax number (302) 738-7210. The information on our website is not incorporated by reference into this document.  The SEC maintains a website at http://www.sec.gov/ that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Form 20-F reports and the other information submitted by us to the SEC may be accessed through this website.

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

On April 17, 2003, the Schörghuber Group, at the time an indirect owner of 30.8% of our ownership interest, gave Quiñenco, also at the time an indirect owner of 30.8% of our ownership interest, formal notice of its intent to sell 100% of its interest in FHI to Heineken Americas B.V., a subsidiary of Heineken International B.V. As a result of the sale, Quiñenco and Heineken Americas B.V., the latter through FHI, became the only two shareholders of IRSA, the owner of 61.6% of our equity at that time, each with a 50% interest in IRSA. Heineken International B.V. and FHI subsequently formed Heineken Chile Ltda., to hold the latter’s 50% interest in IRSA. Therefore, Quiñenco and Heineken Chile Ltda. are the only two current shareholders of IRSA, with 50% equity each. On December 30, 2003, FHI merged into Heineken Americas B.V., which together with Heineken International B.V. remained as the only shareholders of Heineken Chile Ltda. As of March 31, 2022 and as of the date of this annual report, IRSA directly and indirectly owned 65.87% of our shares of common stock.

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

In March 2009, Compañía Cervecerías Unidas S.A. placed corporate bonds in the Chilean Market, 21-year bonds in an amount of 2 million UF, with an annual interest rate of 4.3%.

In December 2010, our subsidiary Inversiones Invex CCU Ltda., acquired a 4.04% equity stake in CCU Argentina from Anheuser-Busch Investment, S.L. After the acquisition, CCU, through its subsidiary Inversiones Invex CCU Ltda., became the sole equity holder of CCU Argentina. This transaction had no effect on the Budweiser brand production and distribution contract, which was set to expire in 2025 (prior to the 2017 offer letter signed between ABI and CCU Argentina described below). The license for the distribution of the brand in Chile expired in 2015. Currently, CCU’s subsidiaries Inversiones Invex CCU Ltda. and Inversiones Invex CCU Dos Ltda. own 80.649% and 19.351%, respectively, of CCU Argentina’s share capital. CCU Argentina owns 78.497% of CICSA’s share capital, Inversiones Invex CCU Dos Ltda. owns the remaining 21.503%.

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
These are all important and renowned cellars in Chile and Argentina, each with its own distinctive brands. Since the merger, VSPT has become the second-largest Chilean wine exporter and one of the leaders in the domestic market. In June 2013, the merger of Viña Misiones de Rengo S.A. and Viña Urmeneta S.A. was completed, with Viña Valles de Chile S.A., as the legal successor. In May 2014 Vitivinícola del Maipo S.A. merged into Viñas Orgánicas SPT S.A., the latter being the legal successor. Additionally, in April 2015 Viña Santa Helena S.A. merged into Viña San Pedro Tarapacá S.A., pursuant to the Chilean Corporations Act, due to the fact that Viña San Pedro Tarapacá S.A. became the sole shareholder of the company for more than 10 days.  On December 21, 2020, the board of Directors of Finca La Celia S.A. and Bodega San Juan S.A.U. approved to carry out a merger by absorption, pursuant to which Finca La Celia S.A. was the surviving entity, effective as of January 1, 2021. In order for the merger to materialize, all legal requirements must be complied with, and the merger must be ultimately approved by the
Inspección General de Justicia de la Ciudad de Buenos Aires, Argentina
.

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

In November 2014, CCU, directly and through its subsidiary CCU Inversiones II Ltda. (currently CCU Inversiones II SpA), signed a series of contracts and agreements with the Colombian entity Postobón S.A. and related companies (“Grupo Postobón”), by which we agreed to initiate a joint venture for the manufacturing, commercialization and distribution of beer and malt based non-alcoholic beverages in Colombia. The joint venture was established through a company named Central Cervecera de Colombia S.A.S. (“CCC”), in which CCU and Grupo Postobón participate in equal parts. This transaction included the following contracts and agreements: an investment framework agreement, a shareholders agreement, a long-term logistics and distribution contract and a sales contract governing services to be provided by Grupo Postobón to CCC, a trademark license agreements granted to CCC by CCU and Grupo Postobón, a shared services agreement governing services to be provided by Postobón to CCC, and an exclusive license granted by Heineken to CCC for the import, production and distribution of Heineken products in Colombia. As of September 2015, CCC also has an exclusive contract to import, produce and distribute Coors Light in Colombia.
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

On August 9, 2018, CCU exercised its option to purchase from Grupo Monasterio, holder of 66% of BBO capital stock, 30,286, ordinary shares of BBO, representing 17% of the total capital stock of BBO, with which CCU increased its stake from 34% to 51%, with Grupo Monasterio retaining the remaining 49%. Subsequently, on December 17, 2018, CCU contributed the totality of its BBO shares to its subsidiary CCU Inversiones II Ltda.

(currently CCU Inversiones II SpA),
the current shareholder and controller of BBO.

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

On May 12, 2020, the subsidiary Bebidas del Paraguay S.A. acquired an additional 27% of the shares of the Paraguayan company
Sajonia Brewing Company S.R.L. (currently Sajonia Brewering Company S.A.), reaching a participation of 78% of that aforementioned company. On July 1, 2020, our subsidiaries Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A. acquired the remaining non-controlling part of
Sajonia Brewing Company S.A.
by acquiring a participation of 21% and 1%, respectively, reaching a stake of 100% of the shares.

In June, 2020, the Company placed corporate bonds in the Chilean Market in an aggregate amount of 6.5 million UF, of which
Compañía Cervecerías Unidas S.A.
placed 7-year bonds in an amount of three million UF and 10-year bonds in an amount of 2 million UF, with an interest rate of 0.85% and 1.20% per annum, respectively, while our subsidiary VSPT issued 5-year bonds in an amount of 1.5 million UF, with an interest rate of 0.5% per annum, reflecting the market's confidence in CCU in the long term.

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

On March 24, 2021, IRSA acquired 5,780,000 shares of
Compañía Cervecerías Unidas S.A.
 in Chile
, equivalent to 1.56% of the ownership interest in CCU. Prior to such purchase IRSA directly owned 53.16% of CCU’s shares and had an indirect participation of 6.84% through its subsidiary Inversiones IRSA Limitada (amounting to a 61.56% direct and indirect ownership of CCU's shares). Pursuant to Article 198 Section 5 of Law N° 18,045 (the “Chilean Capital Markets Law”) and Circular N° 1,514 of the CMF, IRSA made a partial tender offer ("Tender Offer") for the acquisition of up to 16,390,172 ordinary shares of CCU S.A, including those in the form of American Depositary Shares ("ADSs"), representing 4.44% of CCUS.A.'s share capital. The tender offer was conducted in Chile and the United States of America between May 19 and June 17, 2021, and during such period IRSA received tenders for 15,907,548 shares (including 4,884,800 shares represented by ADSs), representing approximately 4.31% of CCU's share capital. Consequently, following acceptance of the shares tendered pursuant to the Tender Offer, IRSA became the direct and indirect holder of 65.87% of CCUS.A.'s shares.

During April, July and August 2021, CCU increased its participation in the Cider business in Argentina, through its subsidiary Compañía Industrial Cervecera S.A., through the acquisition of 1,124,111 shares of the capital stock of Argentine company Sáenz Briones y Cía. S.A.I.C., reaching 99.9419% interest in said company.

In September and October 2021, we increased our participation in Viña San Pedro Tarapacá S.A. through the acquisition of 603,639,429 shares of VSPT through our subsidiary CCU Inversiones S.A., reaching a participation of 84.5159% as of December 2021.

In line with our environmental vision, in September 2021 we inaugurated and started operating our new non-alcoholic plant “Embotelladora CCU Renca”, which counts with high environmental care standards, such as zero industrial waste to landfills, 100% recyclable packaging, and efficient technology enabling low water consumption. Furthermore, this plant uses 100% renewable energy sources and has a low level of greenhouse gas emissions.

Focused on operational efficiency, and with a forward-looking perspective, we launched the "CCU Transformation Plan", which will continue the progress of the "ExCCelencia CCU" program. Thus, the “CCU Transformation Plan” is based in two aspects: (i) incremental innovation, which focuses on seeking efficiencies in several corporate areas, such as sales execution, marketing, revenue management, planning and logistics, procurement, production, and administrative expenses, and (ii) disruptive innovation, which seeks to challenge our business model by incorporating new technologies to our operations.

In January 2022, Compañía Cervecerías Unidas S.A. issued and placed a 10-year USD 600 million international bond, under Rule 144A and Regulation S of the US Securities Act of 1933, for general corporate purposes, reaching a yield to maturity of 3.365% (165 basis points spread) and at a coupon rate of 3.350%. This process began late 2021 and culminated in early 2022.

In March 2022, Compañía Cervecerías Unidas S.A. issued and placed bonds in the Chilean Market, 10-year bonds in an amount of UF 2 million, with an annual interest rate of 3.20%.

Capital Expenditures

The capital expenditure figures for the last three years disclosed below reconcile to the Consolidated Statements of Cash Flows.

Our capital expenditures for the last three years were CLP 140,488 million, CLP 122,787 million, and CLP 171,854 million, respectively. In the three-year period, the amount totaled CLP 435,129 million, of which CLP
304,894
million was invested in Chile and CLP 130,235
million outside Chile.

Our overall focus of our capital expenditures is to ensure that we have an adequate level of capacity for our operations, improve and optimize the distribution chain, increase returnable bottles and crates, and expand our commercial assets footprint (mainly refrigerators), while ensuring we keep investing in environmental initiatives and the integration of new operations, among others.

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

During 2021, 63% of our capital investments were allocated to our operations in Chile. The main focus of these investments were to increase our production and distribution capacity for our products. We increased our beer brewing and packaging lines capacity, finished the first stage of the new non-alcoholic beverages production plant in Santiago, while we increased our capacity to process grapes in our wine business. In 2021, we continued with the investments on technology platform. The objectives of all of the above capital expenditures is to provide support and respond to market requirements.

The following table shows our primary capital expenditures for the period 2019 - 2021. See “Item 5: Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Capital Expenditures” for the 2022 - 2025 period.

CLP Million	2019	2020	2021
Chile	98,577	98,237	108,080
Abroad	41,911	24,550	63,774
Total	140,488	122,787	171,854

B.	Business Overview

1)	Summary

CCU is a multi-category beverage company with operations in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. CCU is one of the largest players in each one of the beverage categories in which it participates in Chile, including beer, soft drinks, mineral and bottled water, juice, wine, cider and pisco, among others. CCU is the second-largest brewer in Argentina and also participates in the cider, spirits and wine industries. In Uruguay and Paraguay, the Company is present in the beer, mineral and bottled water, soft drinks, wine, and juice categories. In Bolivia, CCU participates in the beer, water, soft drinks, juice and malt beverage categories. In Colombia, the Company participates in the beer and malt beverage industry. The Company’s principal licensing, distribution and / or joint venture agreements include Heineken Brouwerijen B.V., PepsiCo Inc., Seven-up International, Schweppes Holdings Limited, Société des Produits Nestlé S.A., Pernod Ricard Chile S.A., Promarca S.A. (Watt’s),
Red Bull Panamá S.A., Stokely Van Camp Inc.,
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

Overview:
Chile Operating segment

We estimate that our weighted volume market share for the Chile Operating segment was approximately 43.8%, 45.2% and 46.2% in 2019, 2020 and 2021, respectively. The calculation of the weighted average for past periods includes markets and industries that CCU entered at a later date.
Weighted volume market share includes all categories in which CCU participates in the Chilean domestic market, excluding HOD, powder drinks and energy drinks (for 2021 figure), according to Nielsen figures.

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

Our non-alcoholic beverages in Chile include carbonated soft drinks (both cola and non-cola), juices, sports and energy drinks, ice tea; and water, which include mineral, purified and flavored bottled water. These include both our proprietary brands and brands produced under license, from PepsiCo (carbonated and non-carbonated soft drinks), Schweppes Holdings (carbonated soft drinks) and Promarca (juice and fruit-flavored beverages). In the energy drinks business, we are the exclusive distributor of Red Bull energy drinks in Chile. We also produce and distribute Gatorade, under license from Stokely Van Camp Inc.. In addition, we also produce and distribute purified waters under license from Societé des Produits Nestlé S.A. and others, and distribute the imported brand Perrier. We also participate in the ready-to-mix category with instant powder drinks in a joint operation with Empresas Carozzi S.A.

We also produce and distribute pisco and cocktails, rum, flavored alcoholic beverages (“FABs”), gin and cider in Chile. In addition, we distribute Pernod Ricard products, such as whisky, vodka, rum, gin and other spirits, in non-supermarket retail stores. Also, we distribute Fratelli Branca products, mainly Fernet, a blend of herbs and spices liquor.

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

We have implemented the integration of the route-to-market of the beer and non-alcoholic category in Chile throughout the country, and at the same time, the Company incorporated into the Chile Operating segment the business activities performed by the SSU, which include Transportes CCU, Comercial CCU, CRECCU, La Barra S.A. and Plasco
.

Comercial CCU is responsible for the sale of the Company’s whole portfolio of products through a single sales force in
those areas where this synergic sales model is more efficient. Additionally, product distribution is handled by our subsidiary Transportes CCU. Comercial Patagona Limitada (“Comercial Patagona”) handles our sales and distribution in the Magallanes Region. In the case of our HOD service, Manantial directly handles its own sales and distribution, given the nature of the business.

As part of CCU’s innovation and digital transformation initiatives, we broadened our e-commerce sales channels through the launch of a modern online sales website in Chile during 2019, called "La Barra", providing a new experience for consumers through home delivery of our portfolio. During 2021, through La Barra, we delivered products to over 91,234 households in Chile.

In Argentina, Bolivia, Paraguay and Uruguay we use our own sales force, as well as third party distributors.

Plasco, a subsidiary of CCU, produces nearly all plastic caps and injected preforms we use to produce plastic bottles in the Chile Operating segment.

Overview:
International Business Operating segment

We estimate that our weighted volume market share for the International Business Operating segment was approximately 16.7%, 17.7% and 18.0% in 2019, 2020 and 2021, respectively
.

We produce and/or import, sell and distribute beer under proprietary brands and licensed brands in Argentina, Bolivia, Paraguay and Uruguay. We also produce, sell and distribute cider in Argentina.

In Argentina, we are the exclusive producer and distributor of Heineken, Amstel, Sol, Grolsch, Warsteiner and Miller beer brands; and the exclusive distributor of imported Kunstmann and Blue Moon beer brands. We export Imperial, Schneider, Heineken, Amstel, Warsteiner and Miller beer to Uruguay; and Heineken to Bolivia all from Argentina. Additionally, we have the license to distribute beer under the Heineken brand through our subsidiaries in Paraguay and Bolivia.

In Uruguay, through our subsidiaries, we produce and distribute mineral water under the Nativa and Nix brands, carbonated soft drinks under the Nix brand, juices under Watt´s brand, isotonic beverages under FullSport brand. Also, we export FullSport to Paraguay and Watt’s to Chile. Also, we distribute imported wine, from VSPT, under the brand Misiones de Rengo, Finca La Celia and Eugenio Bustos. Also, we have a license to distribute imported beer in Uruguay including the following brands: Heineken, Schneider, Imperial, Kuntsmann, Miller, Amstel and Escudo Silver.

In Paraguay, through our subsidiaries, we produce and distribute carbonated soft drinks under the brand Pulp, Puro Sol for juices and La Fuente for mineral water. Also, we have a license to produce and distribute juices under the Watt's brand and a license to distribute beer under the Heineken, Amstel, Sol, Paulaner and Kunstmann brands. We also import from Uruguay the isotonic beverage
FullSport
. In craft beers, we have the Sajonia brand and its varieties, which are produced locally.

In Bolivia, through our subsidiary BBO, we produce and distribute beer under the brands Real, Capital, Cordillera and Uyuni; and carbonated soft drinks under Mendocina, Sinalco and Malta Real. The latter is a soft drink with sugar based on malt, but without alcohol. We also participate in the water category under Mendocina and De la Sierra brands; and in non-alcholic beverages under Natur-All.
In addition, through BBO, we sell and distribute Heineken and Kunstmann, imported beer brands.

Overview:
Wine Operating segment

VSPT produces and markets a full range of wine products for the Chilean and Argentine domestic markets and export markets, reaching over 80 countries. The weighted average volume market share was 17.7%, 18.9% and 19.1% in 2019, 2020 and 2021, respectively. The calculation of the weighted average for past periods includes markets and industries that CCU entered at a later date. In 2021 VSPT’s sales amounted to approximately 34.2% of total measured domestic industry sales by volume in Chile, according to Nielsen, and 11.8% of total Chilean wine export sales by volume, when excluding bulk wine, according to Wines of Chile Association.

VSPT’s primary vineyards are located in the main viticulture valleys in Chile, with production plants in the cities of Molina, Totihue, Isla de Maipo and also in Mendoza and San Juan, Argentina.

Overview:
Joint Ventures and Associated Companies

CCU is equal joint owner with Maltexco S.A. (former Malterías Unidas S.A.) of Cervecería Austral, a company that produces, sells and distributes Austral beer in Chile. Additionally, Cervecería CCU has a two-year renewable license agreement, subject to compliance with the conditions established in the agreement, for the production of Austral Lager beer, returnable liter containers and kegs in Chile and a distribution agreement for the sale and marketing of all Austral products in Chile, with the exception of the Magallanes Region, where selling and distribution is carried out by Comercial Patagona Ltda.

In Colombia, CCU entered into a series of contracts and agreements with Grupo Postobón, by which the parties agreed to initiate a joint agreement for the manufacturing, commercialization and distribution of beer and malt based non-alcoholic beverages through CCC in Colombia. CCC is a 50-50 joint venture between CCU and Grupo Postobón, in which neither party exercises full control; thus, CCU uses the equity method to account for this investment. CCC has exclusive contracts to import, produce and distribute Heineken, Amstel, Murphys, Buckler, Coors Light, Tecate and Sol in Colombia. In 2016, CCC acquired the brand and assets related to the craft beer brand “3 Cordilleras” of Artesana Beer Company S.A. As of April 2017, the Miller Lite and Miller Genuine Draft brands were incorporated by means of a license agreement for the development and/or marketing of these brands in Colombia. In August 2017, through its subsidiary CCU Inversiones ll Ltda., CCU acquired 50% of the shares of ZF CC, in which Grupo Postobón holds the remaining 50%. Until November 2019, the main purpose of ZF CC was to act exclusively as an industrial user of one or more free-trade zones in Colombia, providing toll manufacturing services to CCC, which was the company that produced, marketed and distributed beer and malt beverages. Since November 2019, ZF CC is producing and selling to CCC, which continues to market and distribute our products. In February 2019, CCC launched Andina, our first mainstream beer brand produced locally in the new brewery, located north of Bogota, in the municipality of Sesquile, Cundinamarca. Also, CCC began producing in the plant our licensed global brands, including Heineken and Tecate, among others. In July 2019, CCC launched our first malt-based soft drink, Natumalta, aligned with Grupo Postobón's leadership in soft drinks in Colombia. At the end of October of 2019, we launched Andina Light, and at the end of 2019, a new contract was signed with Coors Brewing Company D/B/A Molson Coors International ("MCI"), for the production, marketing and distribution of the Miller Lite and Miller Genuine Draft brands.

3)	The Beverage Market 1

The Beverage Market:
Chile Operating segment

The Chilean beer industry had an estimated size of 1,035 million liters in 2021. The main packaging presentations are non-returnable aluminum cans, returnable and non-returnable glass bottles, while the predominant distribution channels are the off-premise channel, the latter mainly composed by liquor stores and convenience stores, and supermarkets.

The non-alcoholic beverages market in Chile consists of both carbonated and non-carbonated beverages. The principal types of carbonated beverages are colas, non-colas and carbonated mineral bottled water. The non-carbonated beverages are fruit juices, functional drinks and non-carbonated mineral, purified and flavored bottled water. The main packaging presentations for non-alcoholic categories are non-returnable and returnable plastic bottles. In 2021, the Chilean carbonated soft drink industry had an estimated size of 2,358 million liters; the water
2
 industry had an estimated size of 767 million liters; the nectar and juices
3
 industry had an estimated size of 396 million liters; and the functional drinks
4
 industry had a size of 193 million liters.

The following table sets forth Nielsen estimates as to the percentage of total carbonated soft drinks sales in Chile, represented by each of the two principal categories of carbonated soft drinks during the last three years:

Type	2019	2020	2021
Colas	57%	60%	58%
Non-colas	43%	40%	42%
Total	100%	100%	100%

Traditionally, beer, wine and pisco have been the principal alcoholic beverages consumed in Chile. Pisco is a distilled wine spirit, produced in the regions of Atacama and Coquimbo in the north of Chile. The spirits industry had an estimated size of 75 million liters in 2021.

The beverage excise taxes in Chile are as shown in the following table:

Category	Current Excise Tax
Beer	20.5%
Wine	20.5%
Spirits	31.5%
Sugar containing Softdrink (1)	18.0%
No sugar containing Softdrink (2)	10.0%
Flavored Water	10.0%
(1) more than 15 gr / 240 ml of sugar
(2) with 15 gr / 240 ml or less of sugar

The Beverage Market:
International Business Operating segment

In Argentina, beer and wine have been the principal alcoholic beverages consumed in this country. In 2021, the Argentine beer industry had an estimated size of 2,308 million liters; the spirits industry had an estimated size of 128 million liters; and the cider industry had an estimated size of 96 million liters.

1
The source of the size of each industry is GlobalData: Quarterly Beverage Forecast, with the exception of the beer industry in Argentina, which corresponds to an internal estimate.
2
Includes HOD, packaged water, flavored water and enhanced water.
3
Includes Nectars, juices and still drinks
4
Includes Sports drinks, Energy drinks and iced tea.

The following table shows current nominal Argentinean excise taxes:

Category	Current Excise Tax
Beer	14.0%
Whisky	26.0%
10% - 29% alcohol content	20.0%
30% or more alcohol content	26.0%
Wine - cider	0.0%
Flavored soft drinks, mineral water and juices	4.0% - 8.0%

In Uruguay, we participate in the beer and non-alcoholic beverages categories since our entrance to the market in in 2012, with both proprietary and under license brands. Later on, in 2019 we added wine into our portfolio. In 2021, the Uruguayan beer industry had an estimated size of 93 million liters; the wine
5
 industry had an estimated size of 66 million liters; the carbonated soft drink industry had an estimated size of 343 million liters; the water
6
 industry had an estimated size of 492 million liters; and the nectar and juices
7
 industry had an estimated size of 31 million liters.

In Paraguay, we participate in the beer and non-alcoholic beverages categories since our entrance to the market in 2013, with both proprietary and under license brands. Later on, in 2020 we added wine into our portfolio. In 2021, the Paraguayan beer industry had an estimated size of 311 million liters; the wine industry had an estimated size of 57 million liters; the carbonated soft drink industry had an estimated size of 581 million liters; the water
6
industry had an estimated size of 396 million liters; and the nectar and juices
7
industry had a size of 71 million liters.

In Bolivia, we participate in the beer and non-alcoholic beverages categories, with both proprietary and under license brands. Our operation in Bolivia is consolidated in our Income Statements since August 2018. In 2021, the Bolivian beer industry had an estimated size of 328 million liters; the carbonated soft drink industry had an estimated size of 1,066 million liters; and the water
6
industry had an estimated size of 235 million liters.

The Beverage Market:
Wine Operating segment

The Chilean wine
5
industry had an estimated size of 274 million liters in 2021. Wines in Chile can be segmented by product type. Chilean wineries produce and sell premium, varietal and popular-priced wines within the domestic market. Premium wines and many of the varietal wines are produced from high-quality grapes, aged and packaged in glass bottles. Popular-priced wines are usually produced using non-varietal grapes and are not aged. These products are generally sold in either cartons or jug packaging.

4)	Production and Marketing

Production and Marketing:
Chile Operating segment

The production, marketing and sales of beverages in Chile generated net sales of CLP 1,164,304 million, CLP 1,242,763 million and CLP 1,578,152 million, in 2019, 2020 and 2021, respectively, or 63.9%, 66.9% and 63.5% of CCU’s consolidated Net sales in those years. Our sales by volume in Chile increased 27.0% in 2021.

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

5
Includes still wine, sparkling wine and fortified wine
6
Includes HOD, packaged water, flavored water and enhanced water.
7
Includes Nectars, juices and still drinks

Our brands Cristal and Escudo are the best-selling proprietary parent beer brands in Chile. Other relevant proprietary parent brands are: Royal Guard, our premium beer brand; Morenita, our dark beer brand; Dorada, our convenience brand; and Stones, a flavored sweetened beer with 2.5% alcohol content. From time to time, we introduce innovations and brand extensions to our most relevant brands.  For example, during 2021 we introduced the following: Royal Guard Dark Malt, Cristal La Roja, Escudo por Cerros de Chena.  Additionally, we added Edelweiss beer brand to our portfolio.

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

The following table shows our proprietary parent beer brands, brands produced under license and brands imported under license for the Chilean Market:

Premium	Mainstream	Convenience
Royal Guard	Cristal	Dorada
Heineken (1)	Cristal Cer0,0° (2)
Heineken 0.0 (2)(3)	Escudo
Austral (1)(5)	Morenita
Polar Imperial (1)	Stones
Kunstmann	Andes
D'olbek	Bavaria
Sol (1)
Coors (3)
Blue Moon (4)
Szot (5)
Guayacán (5)
Birra Moretti
Patagonia
Mahina
Edelweiss
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

During the last three years we sold our beer products in Chile in the following containers:

Percentage of Total Beer Products Sold
Container	2019	2020	2021

Returnable (1)	25%	17%	12%
Non-returnable (2)	72%	82%	86%
Returnable kegs (3)	3%	1%	2%
Total	100%	100%	100%

(1) Returnable beer containers include glass bottles of various sizes.
(2) Non-returnable beer containers include glass bottles and aluminum cans, both of assorted sizes.
(3) Returnable kegs are stainless steel containers, which have a capacity of 20, 30 and 50 liters.

The following table sets forth our beer sales volume breakdown in Chile by category, for each of the last three years:

Category	2019	2020	2021
Premium	24%	27%	43%
Mainstream	71%	69%	55%
Convenience	5%	4%	2%
Total	100%	100%	100%

Our soft drinks include proprietary brands, in addition to brands produced under license from PepsiCo, Inc., Schweppes Holdings Ltd. and Promarca S.A., which are produced in four production plants (two located in Santiago, one in Temuco and one in Antofagasta).

Our subsidiary Aguas CCU produces, commercializes and distributes mineral, purified and flavored waters. We have two proprietary mineral water brands, Cachantun and Porvenir, which are bottled at their sources, located in Coinco (O’Higgins Region) and Casablanca (Valparaíso Region).  We also commercialize Nestlé Pura Vida, a brand of purified water, Mas and Mas Woman, which are brands of flavored waters. Aguas CCU also distributes the imported brand Perrier. Manantial, a subsidiary of Aguas CCU, also produces, commercializes and distributes purified water with our Manantial brand, primarily in the home and office delivery (HOD) format.

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

In line with our multicategory business strategy, in November 2015 we entered the ready-to-mix category through a joint operation agreement with Carozzi, for the production, commercialization, and distribution of instant powder drinks under the brands Sprim, Fructus, Vivo and Caricia. In December 2015 we started to distribute Red Bull in Chile. Aligned with our innovation process in non-alcoholic beverages during 2017, we continue to strengthen Pepsi Zero, launched late 2016 in the Chilean market, by increasing consumer interest through new packaging formats. From time to time, we and our partners introduce innovations and brand extensions to our most relevant brands. For example, in 2021, we and our partners introduced Kem Mix Tropical, Kem Xtreme Urban Blueberry, Pop Candy Flipe, Pop Candy Ambrosito, Watts Mango Light and Red Bull Red Sandia.

The following table shows the soft drink and water parent brands produced and/or sold and distributed by us through our non-alcoholic subsidiary ECUSA, during 2021:

Brand	Product Category	Ownership	Affiliation (1)
Bilz	Soft Drink, Non-Cola	Proprietary	CCU
Pap	Soft Drink, Non-Cola	Proprietary	CCU
Kem	Soft Drink, Non-Cola	Proprietary	CCU
Kem Xtreme	Soft Drink, Non-Cola	Proprietary	CCU
Nobis	Soft Drink, Non-Cola	Proprietary	CCU
Canada Dry Ginger Ale	Soft Drink, Non-Cola	Licensed	Schweppes
Canada Dry Agua Tónica	Soft Drink, Non-Cola	Licensed	Schweppes
Canada Dry Limón Soda	Soft Drink, Non-Cola	Licensed	Schweppes
Crush	Soft Drink, Non-Cola	Licensed	Schweppes
Pepsi	Soft Drink, Cola	Licensed	PepsiCo
Seven-Up	Soft Drink, Non-Cola	Licensed	PepsiCo
Lipton Ice Tea	Ice Tea	Licensed	PepsiCo
Mirinda	Soft Drink, Non-Cola	Licensed	PepsiCo
Gatorade	Isotonic	Licensed	PepsiCo
Adrenaline Red	Energy	Licensed	PepsiCo
Red Bull	Energy	Licensed	Red Bull
Frugo	Fruit-flavored beverage	Licensed	Promarca
Watt’s	Juice	Licensed	Promarca
Watt’s Light	Juice	Licensed	Promarca
Watt’s Selección	Juice	Licensed	Promarca
Cachantun	Mineral Water	Proprietary	Aguas CCU
Mas	Flavored Water	Proprietary	Aguas CCU
Mas Woman	Flavored Water	Proprietary	Aguas CCU
Porvenir	Mineral Water	Proprietary	Aguas CCU
Perrier	Mineral Water	Licensed	Nestlé
Nestlé PuraVida	Purified Water	Licensed	Nestlé & others
Manantial	HOD	Proprietary	Manantial
Vivo	Ready-to-mix	Licensed	Bebidas Carozzi CCU
Sprim	Ready-to-mix	Proprietary	Carozzi
Caricia	Ready-to-mix	Licensed	Carozzi
(1)
CCU indirectly owns 50% of Promarca S.A. and 50.1% of Aguas CCU. ECUSA owns 50% of Bebidas Carozzi CCU. Aguas CCU and ECUSA own 99.08% and 0.92% of Manantial, respectively.

During the last three years, we sold our non-alcoholic beverage products in the following packaging formats:

	Soft drinks			Mineral, purified and flavored water
Container	2019	2020	2021	2019	2020	2021
Returnable (1)	20%	17%	11%	29%	26%	22%
Non-returnable (2)	78%	82%	88%	71%	74%	78%
“Post-Mix” (3)	2%	1%	1%	-	-	-
Total	100%	100%	100%	100%	100%	100%

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
(3)
Post-mix cylinders are sold specifically to on premise locations for fountain machines.

The following table shows the sales mix of our non-alcoholic beverages by category during each of the last three years:

Category	2019	2020	2021
Carbonated soft drinks
Colas
Licensed	19%	21%	19%
Non-colas
Proprietary	32%	33%	30%
Licensed	23%	21%	21%
Non-carbonated soft drinks
Juices
Licensed	21%	19%	21%
Others (1)
Licensed	5%	6%	9%

Soft drinks total	100%	100%	100%
Mineral water
Proprietary	38%	40%	43%
Licensed	0%	0%	0%
Purified water
Licensed	15%	14%	13%
Flavored water
Proprietary	19%	20%	23%
HOD	29%	26%	21%
Total Bottled Water	100%	100%	100%
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

Our spirits are produced at five plants which are located in regions of Atacama and Coquimbo in the north of Chile. The bottling process is done in Ovalle’s plant bottling facility and in Santiago though ECUSA. Horcón Quemado is produced and bottled in a third-party plant in the Atacama Region.

In the rum market, our proprietary parent brands are Cabo Viejo and Sierra Morena. Also, CPCh distributes Pernod Ricard products, including Chivas Regal, Ballantine’s, Havana Club and Absolut, among others.

In 2018, CPCh entered the cider category with the launch of Cygan, a beverage made from green and red apples, with an alcohol content of 4.5° and 64 calories per 100 ml.

In 2020, CPCh, launched the first Hard Seltzer in Chile, Hard Fresh, a low calorie and 5° alcohol content drink with a soft grapefruit and raspberry flavor. Also, in 2020, CPCh started to produce their first gin with Chilean herbs, Kantal.

In 2021, CPCh included 1888 cider brand, with an alcohol content of 5°, refreshing and with a sweet taste, and Pehuenia cider brand, a craft drink made of Patagonian apples with 100% of natural ingredients. In spirits, we expanded to the Fernet category, by the exclusive distribution of Fernet Branca, a brand from Fratelli Branca. Fernet is a unique spirit made from the combination of herbs, roots and fruits macerated in alcohol.

The following table shows our parent pisco, cocktail and low Alcohol-By-Volume (“ABV”) brands:

Pisco and Cocktails			Cider	Low ABV
Premium	Mainstream	Convenience

Control C	Campanario	La Serena	Cygan	Mistral Ice
Mistral	Ruta Cocktail		Pehuenia	Iceberg
MOAI	Sol de Cuba		1888	Sierra Morena Ice
Horcón Quemado	Sabor Andino Sour			Hard Fresh
Tres Erres
Espíritu de los Andes

In June 2017, CPCh added the Peruvian brand Barsol to its portfolio through the acquisition of 40% of Americas Distilling Investments LLC, which is based in the United States and owns the Barsol brand and productive assets based in Peru.

Production and Marketing:
International Business Operating segment

Our International Business Operating segment generated Net sales of CLP 464,487 million, CLP 402,829 million and CLP 677,945 million, in 2019, 2020 and 2021, respectively, representing 25.5%, 21.7% and 27.3% of CCU’s consolidated Net sales in those years. The International Operating segment includes our operations in Argentina, Bolivia, Paraguay and Uruguay.

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

In January 2018, Bebidas del Paraguay S.A. and Heineken Brouwerijen B.V. entered into a Distribution Agreement which provides us with the exclusive rights to sell and distribute Sol beer in Paraguay, effective as of December 1, 2017. This agreement has an initial term of five years and will automatically be renewed for subsequent three-year periods unless any party gives notice of its decision not to renew, in which case the agreements will be in force until expiration of the first period or the respective subsequent period. On April 20, 2018, Bebidas del Paraguay S.A. and Heineken Brouwerijen B.V. signed a Trademark License Agreement and a Distribution Agreement which provides us with the exclusive rights to produce, sell and distribute Heineken beer in Paraguay. This agreement has an initial term of five years from May 1, 2018 and will be automatically renewed for subsequent three-year periods unless any party gives notice of its decision not to renew. Therefore, and as agreed on June 11, 2018, the Trademark License Agreement entered on November 28, 2012, by CICSA and Heineken Brouwerijen B.V. was terminated with retroactive effects as of April 30, 2018 and, in its place, Heineken Brouwerijen B.V. and CICSA entered into a supply agreement which provides CICSA the non-exclusive right to sell and supply Heineken Lager in the Paraguayan market to Bebidas del Paraguay S.A., for a period of five years beginning on April 30, 2018. On November 1, 2019, Bebidas del Paraguay S.A. and Amstel Brouwerijen B.V. signed the Distribution Agreement which provides us with the exclusive rights to distribute Amstel beer in Paraguay, effective as of October 1, 2019. This agreement has an initial term of five years, and will be automatically renew for subsequent three-year periods, unless any party gives notice of its decision not to renew, in which case the agreement will be in force until expiration of the first period or the respective subsequent period.

In 2013, we started exporting Heineken to Milotur, our subsidiary in Uruguay, and in 2015 to BBO, our then associated company in Bolivia. On June 4, 2013, CICSA, Milotur and Heineken Brouwerijen B.V. signed a trademark license agreement that provides us with the exclusive rights to produce, sell and distribute Heineken beer in Uruguay, in force as of May 1, 2013. This agreement has an initial term of ten years, and automatically renews on January 1 of each year for a new period of ten years, unless any party gives notice of its decision not to renew, in which case the agreements will be in force until the last renewal period expires. In Uruguay, we participate in the mineral water business with the Nativa and Nix brands, in soft drinks with the Nix brand, and in Watt's branded juices, isotonic drinks with the Fullsport brand and energy drinks with Thor brand. In addition, we import Heineken, Schneider, Imperial, Miller, Amstel, Escudo Silver and Kunstmann beer.

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

In 2012, the Company began in Argentina the migration process to its new proprietary returnable bottle in place of the generic container currently in the industry. The decision to implement this important project was based primarily on the change introduced by the main market player, who in 2011 started to replace the use of generic packaging by a proprietary container for one-liter returnable products. The proprietary container’s use results in significant important changes in logistics processes, including the adaptation of the building structure of plants, the acquisition of specific equipment, the adaptation of production lines and agreements with glass bottles and crates suppliers in order to achieve the timely supply of the new bottling process required inputs. The introduction of these proprietary returnable bottles resulted in significant impacts on the industry’s value chain, with higher operating costs associated with the operation of recovery and classification of packaging that significantly affect the level of profitability and industry’s return on capital employed (ROCE). This transition process required significant investments between 2012 and 2017 mainly in packaging, equipment and infrastructure. To partially finance these investments, bank loans were obtained in local currency with long repayment periods, mitigating the risk of exchange rate and interest rate fluctuations thereby minimizing the fluctuation risk. Due to the Transaction, CCU Argentina and ABI, among other matters, agreed that CICSA and Quilmes, may each use, without any payment or restriction whatsoever, the one litter returnable amber bottles, denominated as “proprietary”, of the other company (hereinafter the “Free Use of Bottles”). For this purpose, the parties agreed that the term for the Free Use of Bottles will be three years, with the option to renew the term for three additional years in case any of the parties thereto has fulfilled certain investments in bottle requirements. At the end of the three- or six-year term, each party will be permanently authorized to use the other party’s proprietary bottles for up to a 10% of its total bottled product (current authorization allows such use up to 0.5%). This agreement is favorable to CCU Argentina, as it will allow the company to obtain operational efficiencies.

In 2011, the Company started to export Schneider beer to Paraguay through Bebidas del Paraguay S.A., and in 2013 to Uruguay through Milotur. In Paraguay we participate in the beer and non-alcoholic categories since our entrance to the market in 2013, with the introduction of new brands and the acquisition of the craft beer brand Sajonia.

In 2018, the Company increased its stake from 34% to 51% in BBO. In Bolivia, CCU participates in the non-alcoholic beverages and beer business, with two plants located in the cities of Santa Cruz de la Sierra and Warnes. In non-alcoholic beverages, it participates in with the brand Natur-all, in carbonated soft drinks with the brands Mendocina, Sinalco and Malta Real. The latter is a soft drink with sugar based on malt, but without alcohol. BBO, with Mendocina and De La Sierra, also participates in the water category. In beers, it has the brands Real, Capital, Cordillera and Uyuni. In addition, sell and distribute Heineken and Kunstmann, imported beer brands.

At present we produce and market premium, medium-priced and popular-priced beer brands in the International Business Operating segment, which includes Argentina, Bolivia, Paraguay and Uruguay.

The following table shows our proprietary parent beer brands, brands produced under license and brands imported under license for the Argentinean market:

Premium	Mainstream	Convenience
Heineken (1)	Salta	Córdoba
Sol (1)	Santa Fe	Palermo
Kunstmann (2)	Schneider	Bieckert
Imperial	Norte (3)	Báltica (3)
Amstel (1)	Isenbeck	Diosa
Salta Cautiva		Iguana (3)
Miller Genuine Draft
Grolsch (1)
Warsteiner (1)
Blue Moon (2)
(1)
Licensed.
(2)
Imported.
(3)
As from May 2, 2018, ABI carries out the production and distribution of Iguana, Norte and Báltica, on behalf of CCU Argentina, for a period of up to three years (until May 2021).

The following table shows our proprietary parent beer, wine, water and soft drinks brands, produced and/or imported under license for the market in Uruguay:

Brand	Product Category	Ownership	Affiliation
Heineken	Beer	Licensed (1)	Heineken Brouwerijen B.V.
Amstel	Beer	Licensed (1)	Heineken Brouwerijen B.V.
Schneider	Beer	Proprietary (1)	CCU
Kunstmann	Beer	Proprietary (1)	CCU
Imperial	Beer	Proprietary (1)	CCU
Escudo Silver	Beer	Proprietary (1)	CCU
Miller	Beer	Licensed (1)	Coors Brewing Company
Misiones de Rengo	Wine	Proprietary (1)	CCU
Eugenio Bustos	Wine	Proprietary (1)	CCU
Finca La Celia	Wine	Proprietary (1)	CCU
Nix	Soft Drink	Proprietary	CCU
Watt´s	Juice	Licensed (2)	Promarca
Nativa	Water	Proprietary	CCU
Nix	Water	Proprietary	CCU
FullSport	Sport Drink	Proprietary	CCU

(1) Imported (2) CCU indirectly owns 50% of Promarca.

The following table shows our proprietary parent beer and soft drinks brands, produced and/or imported under license for the market in Paraguay:

Brand	Product Category	Ownership	Affiliation

Heineken	Beer	Licensed (1)	Heineken Brouwerijen B.V.
Amstel	Beer	Licensed (1)	Heineken Brouwerijen B.V.
Paulaner	Beer	Licensed (1)	Paulaner Brauerei GmbH &Co KG
Kunstmann	Beer	Proprietary (1)	CCU
Sajonia	Beer	Proprietary	CCU
Sol	Beer	Licensed (1)	Heineken Brouwerijen B.V.
Pulp	Soft Drink	Proprietary	CCU
Puro Sol	Juice	Proprietary	CCU
Watt´s	Juice	Licensed (2)	Promarca
La Fuente	Mineral Water	Proprietary	CCU
FullSport	Sport Drink	Proprietary (1)	CCU
(1) Imported. (2) CCU indirectly owns 50% of Promarca.

The following table shows our proprietary parent beer and soft drinks brands, produced and/or imported under license for the market in Bolivia:

Brand	Product	Category	Affiliation

Heineken	Beer	Licensed (1)	Heineken Brouwerijen B.V.
Cordillera	Beer	Propietary	CCU
Real	Beer	Propietary	CCU
Capital	Beer	Proprietary	CCU
Uyuni	Beer	Proprietary	CCU
Kuntsmann	Beer	Licensed (1)	CCU
Mendocina	Soft Drink	Proprietary	CCU
Sinalco	Soft Drink	Licensed	Sinalco
De la Sierra	Water	Proprietary	CCU
Mendocina	Water	Proprietary	CCU
Malta Real	Malta based beverage	Proprietary	CCU
Natur-All	Non-alcoholic beverage	Proprietary	CCU
(1) Imported.

The following table sets forth our beer sales volume in Argentina by category during each of the last three years, including exports to other countries:

Category	Argentina
	2019	2020	2021
Premium	33%	35%	35%
Mainstream	43%	44%	47%
Convenience	24%	21%	18%
Total	100%	100%	100%
43

Our beer products are bottled or packaged in returnable and non-returnable glass bottles, aluminum cans and stainless steel kegs at our production facilities. During the last three years, we sold our beer products in Argentina in the following packaging formats:

Container	Percentage of Total Beer Sold in Argentina
	2019	2020	2021
Returnable (1)	44%	43%	45%
Non-returnable (2)	55%	56%	54%
Returnable kegs (3)	1%	1%	1%
Total	100%	100%	100%

(1)
Returnable beer containers include glass bottles of various sizes.
(2)
Non-returnable beer containers include glass bottles and aluminum cans, both of assorted sizes.
(3)
Returnable kegs refer to stainless steel containers in assorted sizes.

Production and Marketing:
Wine Operating segment

VSPT is one of Chile’s largest producers and distributors of wine in terms of sales volume and Net sales. Our Wine Operating segment generated Net sales of CLP 212,322 million, CLP 235,210 million and CLP 261,620 million, in 2019, 2020 and 2021, respectively, or 11.6%, 12.7% and 10.5% of CCU’s consolidated Net sales in those years.

VSPT is composed of six different wineries in Chile and two in Argentina. Its main vineyards are located in Molina, approximately 200 kilometers south of Santiago. The VSPT estate in Molina is one of the largest single-site vineyards in Chile with an area of 1,061 hectares. As of December 31, 2021, VSPT’s vineyards covered an aggregate of 3,942 hectares in Chile, distributed among 13 different plantations. The winery also has 330 hectares under long-term leases. In Argentina, VSPT has another 943 planted hectares located in the province of Mendoza and San Juan.

The following table indicates the breakdown of Wine Operating segment’s volume in the domestic and export markets, including sales from FLC and Tamarí in Argentina:

	Chilean	Argentinean
Year	Domestic Volume		Export Volume (1)	Total Volume
	(in millions of liters)
2019	67	6	69	141
2020	76	11	66	154
2021	82	11	65	158

  (1)
Includes Argentinean operations but excludes bulk sales.

Viña San Pedro, Viña Tarapacá, Viña Leyda, Viña Santa Helena, Viña Misiones de Rengo, Viña Mar in Chile and Finca La Celia and Graffigna in Argentina, produce and market premium, varietal and popular-priced wines.

The principal brands are set forth below:

Brand		Icon	Premium	Varietal	Popular-Priced
Viña San Pedro	Altaïr	X
	Sideral	X
	Cabo de Hornos	X
	Kankana del Elqui	X
	Tierras Moradas	X
	1865 Selected Vineyard		X
	1865 Selected Blend		X
	1865 Selected Collection		X
	Castillo de Molina		X
	Épica		X
	35 South			X
	Urmeneta			X
	Gato Negro			X
	Gato				X
	Manquehuito				X
	San Pedro Exportación				X
	9Lives		X
Viña Tarapacá
	Gran Reserva Etiqueta Azul	X
	Gran Reserva Etiqueta Negra		X
	Tarapacá Gran Reserva		X
	Gran Tarapacá			X
	Tarapacá Reserva		X
	Tarapacá Varietal			X
	León de Tarapacá			X
Viña Santa Helena	Santa Helena Gran Reserva		X
	Santa Helena Reserva		X
	Santa Helena Varietal				X
	Santa Helena Gran Vino				X
	Santa Helena Dulce				X
Alpaca	Alpaca Orgánico		X
	Alpaca Premium		X
	Alpaca Varietal			X
Viña Misiones de Rengo	Misiones de Rengo Black		X
	Misiones de Rengo Cuvée		X
	Misiones de Rengo Reserva		X
	Misiones de Rengo Varietal			X
	Misiones de Rengo Espumante		X
	Misión		X
Viña Mar	Viña Mar		X	X
	Viña Mar Espumante		X
Viña Leyda	Leyda Lot	X
	Leyda Reserva		X
	Leyda Single Vineyard		X
La Celia	La Celia Supremo	X
	La Celia		X
	La Consulta		X
	La Finca			X
	Eugenio Bustos			X
Graffigna	Graffigna		X
	Graffigna GR		X
	Colón			X

The following table presents our breakdown of total sales volume in thousands of liters by category of the Wine Operating segment during 2021:

	Chilean	Argentinean
Category	Domestic		Export (1)	Total
		(in thousands of liters)
Premium	11,601	396	6,397	19,132
Varietal	9,241	10,200	53,987	72,690
Popular-Priced	61,179	476	4,774	66,428
Bulk	-	114	358	472
Total	82,020	11,186	65,516	158,722
  (1)
Includes Argentinean operations and bulk wine.

Domestic Market
. Our Chilean domestic wine is packaged in glass bottles, cans, cartons, and bag-in-box containers at VSPT’s production facilities in Molina and Isla de Maipo. The following chart shows our packaging mix for domestic wine sales for the last three years:

Container	Percentage of Total Domestic Wine Sold in Chile
	2019	2020	2021
Carton	48%	48%	43%
Glass Bottles	52%	52%	57%
Bag-in-Box	-	-	-
Total	100%	100%	100%

Export Market
.
According to industry sources, exports of Chilean wine increased from approximately 43 million liters in 1990 to 867 million liters in 2021, at a compounded annual growth rate of 10%. During 2020 and 2021, Chilean wine exports reached 849 million liters and 867 million liters, respectively. We believe that Chilean wine exports have grown steadily due to their comparatively low prices and positive international image, as well as due to external factors, such as low wine production in the Northern Hemisphere in recent years.

VSPT exported from Chile 64 million liters of wine in 2019, 64 million liters of wine in 2020 and 62 million liters of wine in 2021. During 2021, VSPT exported wine to more than 80 countries worldwide. Exports accounted for net sales of CLP 118,719 million, CLP 127,160 million and CLP 128,821 million, in the last three years, respectively. In 2021, VSPT’s primary export markets included the United States, Japan, Brazil, Finland, Paraguay, the Netherlands and China.

Most exported wine is sold in glass bottles, except for a certain quantity of unbranded wine that is occasionally sold in bulk, as well as some wine that is sold in bag-in-box containers. The following chart shows our packaging mix for export Chilean wine volume in the last three years:

Container	Percentage of Total Export Wine Volume from Chile
	2019	2020	2021
Glass Bottles	92%	90%	91%
Bulk	-	-	-
Bag in box	8%	10%	9%
Total	100%	100%	100%

5)	Raw Materials and other Supplies

The main raw materials that we use are sugar, soft drink concentrates, fruit pulps, malt, rice, hops, grapes and water. The sugar and fruit pulps that we use are from local and international origin suppliers. We obtain our supply of malt mainly through long term contracts with malt suppliers from several countries. Rice is sourced mainly from international suppliers.

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

Glass bottles used in our packaging are purchased from the main local glass suppliers. During 2021, all of our aluminum cans were purchased from global suppliers. We buy our labels, films and corrugated cartons mainly from local suppliers.
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

Prices of our main raw materials used in the production are tied to the USD and price of commodities, and have fluctuated in Chilean and Argentine peso terms due to general commodity price fluctuations in the international markets as well as to the variation of the Chilean and Argentine peso against the USD. In addition, from time to time, prices of grapes and wine have varied depending on fluctuations in supply and demand factors.

Standard and customary commercial terms and conditions are widely used in all our contracts and supply agreements. Strategic alliances and supplier diversification allow us to reduce dependency on a single supplier of raw and packaging materials.

VSPT’s main raw and packaging materials are purchased and harvested grapes, purchased wine, glass bottles, carton containers, corks and cardboard boxes. VSPT obtained approximately 42.5% of the grapes used for export wines from our own vineyards during 2021. Of the wine sold in the domestic market, approximately 12.6% are grapes from our vineyards. In 2021, approximately 47.0% of the wine used in domestic and export sales was purchased from ten local producers: Vinícola Patacón SpA, Corretajes Torres y Cía.
Ltda., Agrícola y Comercial Bodegas de las Mercedes Ltda., Anatolio Segundo Albornoz Vargas, Viña Siegel S.A., Agrícola Viña Los Lirios Ltda., Coop.
Agrícola Pisquera Elqui Ltda., Agrícola Pichimapu Ltda., Sociedad Agroindustrial Rio Elqui Ltda., and Vitivinicola Invina Ltda.
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
Comercial Patagona reaches 1,118 points of sale.

We distribute our products throughout Chile to:
•	off-premise retail: small and medium-sized retail outlets, which in turn sell our products to consumers for take-out consumption;
•	on premise retail: retail establishments such as restaurants, hotels and bars for on-premises consumption;
•	wholesalers; and
•	supermarket chains
In the last three years, the percentage mix of the above distribution channels for our products in Chile was as follows:

Percentage of Total Products Sold
Distribution Channels	2019	2020	2021
Off-premise retail	38%	42%	42%
On-premise retail	10%	6%	7%
Wholesalers	18%	20%	20%
Supermarkets	34%	30%	30%
E-Commerce	0%	1%	1%
Total	100%	100%	100%

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

As of August 2016, following the restructuring in Chile that encompassed combining the route-to-market of the beer and non-alcoholic categories in the whole country, Comercial CCU started to cover the beer and non-alcoholic category in the Metropolitan Region including the capital Santiago, and several other large cities such as Viña del Mar, Rancagua, La Serena, and Concepción.

Together with Comercial CCU. In all, we have a total sales force of 975 people, reaching 113,713 points of sale, related to the Chile Operating segment.

In 2019, as previously mentioned, we broadened our remote sales platforms through the launch of a modern e-commerce website in Chile, "La Barra", reaching 91,234 households with our on-line portfolio in 2021 (
www.labarra.cl
). None of our customers accounted for more than 2.5% of our total sales by volume, with the exception of four large supermarket chains that represented in the aggregate 25.5% of our total sales by volume. None of these supermarket chains individually represented more than 10.0% of our total sales by volume.

Our customers make payment for our products either in cash or checks at the time of delivery or in accordance with one of several types of credit arrangements that we offer. Sales through credit arrangements accounted for 41.0%, 35.6% and 36.0% of our sales in Chile during 2019, 2020 and 2021, respectively. Losses on credit sales in Chile have not been significant.

Sales, Transportation and Distribution:
International Business Operating segment

In Argentina, after production, bottling and packaging, our beer is either stored at the production facilities or transported to a network of six distribution centers leased or owned by us.

As of December 31, 2021, we have the capacity to reach 211,980 points of sale in Argentina with our direct and indirect sales force. Approximately 70% of our beer in Argentina is sold and/or distributed through third-party sales and distribution chains, including two independent Coca-Cola bottlers who distribute our products mainly in the north and south of the country, representing in the aggregate 19% of our total sales by volume. We have a direct sales force which sells our beer products to customers within San Juan, Mendoza, Córdoba, Santa Fé, Rosario, and Buenos Aires City, in addition to 75 regional and national supermarket chains throughout the country. None of our retail customers individually accounted for more than 4% of our total beer sales by volume.

Looking for greater operational efficiency, during 2016 and 2017 we modified our route to market, moving volume from direct sales to wholesalers within the outer Buenos Aires Metropolitan Area and Salta.

In Argentina, though most beer is sold through wholesalers and distributors, we also sell our products to retailers and supermarket chains. In the last three years, the percentage mix of the above distribution channels for our beer products in Argentina was as follows:

	Argentina
Distribution Channels	2019	2020	2021
Wholesalers/distributors	69%	70%	70%
Retailers	12%	12%	11%
Supermarkets	19%	18%	19%
Total	100%	100%	100%

In Uruguay our commercial distribution system reaches the whole country and all supermarkets. During 2016, as a result of restructuring, we changed from a direct sales system in Montevideo to an indirect sales system. In 2021, we maintained approximately 18,458 points of sale.

In the last three years, the percentage mix of the distribution channels for our beer and non-alcoholic products in Uruguay was as follows:

	Uruguay
Distribution Channels	2019	2020	2021
Indirect	86%	85%	85%
Retailers	-	-	-
Supermarkets	14%	15%	15%
Total	100%	100%	100%

In Paraguay, we have six distribution centers and a direct sales force. Together with a network of distributors and wholesalers, we reach a total of 31,099 points of sale, which allows us to have national coverage with our products.

In the last three years, the percentage mix of the above distribution channels for our beer and non-alcoholic products in Paraguay was as follows:

	Paraguay
Distribution Channels	2019	2020	2021
Indirect	9%	7%	8%
Retailers	68%	70%	70%
Supermarkets	22%	23%	22%
Total	100%	100%	100%

In Bolivia, we have four distribution centers and a direct sales force. We reach a total of 25,786 points of sale, which allows us to have national coverage with our products. The percentage mix of the above distribution channels for our beer and non-alcoholic products in Bolivia was as follows:

		Bolivia
Distribution Channels	2019	2020	2021
Off-premise retail	37%	28%	26%
On-premise retail	12%	6%	8%
Wholesalers	47%	62%	61%
Supermarkets	4%	4%	5%
Total	100%	100%	100%

Our International Business segment customers make payments for our products either in cash or checks at the time of delivery or in accordance with one of several types of credit arrangements that we offer. In Argentina, sales through credit arrangements accounted for 88% of total sales during 2019 and 2020, and 89% of total sales during 2021. In Bolivia, sales through credit arrangements accounted for 14%, 10% and 11% of total sales during 2019, 2020 and 2021, respectively. In Uruguay, sales through credit arrangements accounted for 100% of total sales during 2019, 2020 and 2021. In Paraguay, sales through credit arrangements accounted for 43%, 47% and 44% of total sales during 2019, 2020 and 2021, respectively. Losses on sales through credit arrangements in the International Business segment have not been significant.

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

We distribute our wine products throughout Chile in the territories not covered by Comercial CCU or Comercial Patagona, with our own sales force, to:

•	off-premise retail: small and medium-sized retail outlets, which in turn sell wine to consumers for take-out consumption;
•	on premise retail: retail establishments such as restaurants, hotels and bars for on-premises consumption;
•	wholesalers; and
•	supermarket chains.

For the last three years, the percentage mix of the above distribution channels for our wine products in Chile was as follows:

Distribution Channels	2019	2020	2021
Off-premise retail	28%	32%	33%
On-premise retail	5%	3%	4%
Wholesalers	28%	29%	28%
Supermarkets	39%	35%	35%
Total	100%	100%	100%

We reach a total of 28,247 points of sale with our dedicated sales force of 76 people, together with the sales force of Comercial CCU.

Export.
VSPT has a presence in more than 80 countries. In order to increase its presence in the international market, VSPT has distribution agreements with key distributors, such as Pernod Ricard in Sweden, Finland and Norway; Asahi in Japan; Interfood and EPICE in Brazil; and Delta Wines in The Netherlands. In Canada we have distribution agreements with Phillipe Dandurand wines and Mark Anthony Group, in Korea with Keumyang and Hitejinro, as well as agreements with other distributors.

Our Wine Operating segment customers make payment for our products either in cash or checks at the time of delivery or in accordance with one of several types of credit arrangements that we offer. Sales through credit arrangements accounted for 83.4%, 82.0% and 78.9% of total sales during 2019, 2020 and 2021, respectively. Losses on credit sales have not been significant.

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

The following table shows our annual sales volume of beer, non-alcoholic beverages and spirits in Chile, excluding exports, by quarter in the last three years:

Seasonality Chile Operating segment

Year	Quarter	Sales Volume	% of Annual
		(millions of liters)	Sales Volume
2019	1 st quarter	543.3	27%
	2 nd quarter	391.7	20%
	3 rd quarter	444.2	22%
	4 th quarter	600.9	30%
	Total	1,980.2	100%

2020	1 st quarter	599.7	29%
	2 nd quarter	339.0	17%
	3 rd quarter	438,4	21%
	4 th quarter	671.2	33%
	Total	2,048.4	100%

2021	1st quarter	624.9	26%
	2nd quarter	475.2	20%
	3rd quarter	554.9	23%
	4th quarter	734.7	31%
	Total	2,389.7	100%

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

Seasonality International Business Operating segment

Year	Quarter	Sales Volume	% of Annual
		(millions of liters)	Sales Volume
2019	1 st quarter	238.3	27%
	2 nd quarter	162.9	18%
	3 rd quarter	203.9	23%
	4 th quarter	284.8	32%
	Total	889.9	100%

2020	1 st quarter	234.1	27%
	2 nd quarter	143.3	16%
	3 rd quarter	192.6	22%
	4 th quarter	308.4	35%
	Total	878.4	100%

2021	1 st quarter	246.2	26%
	2 nd quarter	162.9	17%
	3 rd quarter	231.7	25%
	4 th quarter	301.7	32%
	Total	942.4	100%

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

Seasonality Wine Operating segment
Year	Quarter	Sales Volume	% of Annual
		(millions of liters)	Sales Volume
2019	1 st quarter	29.4	21%
	2 nd quarter	36.2	26%
	3 rd quarter	39.5	28%
	4 th quarter	34.4	25%
	Total	139.5	100%

2020	1 st quarter	30.2	20%
	2 nd quarter	38.5	25%
	3 rd quarter	46.9	31%
	4 th quarter	38.2	25%
	Total	153.8	100%

2021	1st quarter	35.3	22%
	2nd quarter	41.3	26%
	3rd quarter	43.4	27%
	4th quarter	38.2	24%
	Total	158.3	100%

8)	Geographical Markets

Chile is our primary market in terms of sales, followed by Argentina. In 2019, 2020 and 2021, Chile represented 74%, 77% and 72%, respectively, of CCU’s consolidated Net sales, while Argentina, in the same time periods, represented 21%, 18% and 25% respectively.

	Net Sales for the year
	2019	2020	2021
	(millions of CLP)
Chile (1)	1,342,370	1,436,790	1,781,697
Argentina (2)	390,444	338,215	612,603
Uruguay	17,806	19,484	21,643
Paraguay	47,149	39,245	48,287
Bolivia	24,773	23,860	20,482
Total	1,822,541	1,857,594	2,484,712

      (1)
Includes revenue from Net sales of the SSU and eliminations between geographical operations. In addition, includes Net sales of the Wine Operating segment.
      (2)
Includes revenue from Net sales from the subsidiaries Finca La Celia S.A. and Los Huemules S.R.L. which are presented in Wine Operating segment and Chile Operating segment, respectively.

CCU’s net sales are primarily generated in the domestic beverage market in the countries in which we have operations in Latin America. In 2019, 2020 and 2021, the domestic market represented 93%, 93% and 95%, respectively, of CCU’s consolidated net sales in each of these years.

	Net Sales for the year
	2019	2020	2021
	(millions of CLP)
Domestic	1,702,110	1,729,519	2,354,364
Exports	120,431	128,074	130,348
Total	1,822,541	1,857,594	2,484,712

CCU’s Wine Operating segment exports wine from Chile and Argentina to over 80 countries around the world. The following table provides the distribution of Wine Operating segment’s exports in 2021 by market:

Market	Volume (1)	Percentage of Total Exports
	(thousands of liters)
Europe	19,792	30%
Latin America	18,736	29%
USA and Canada	5,609	9%
Asia and Oceania	20,875	32%
Others	146	0%
Total	65,158	100%
(1) Includes Argentinean operations, excludes bulk wine.

9)	Competition

Competition:
Chile Operating segment

The beer market in Chile is characterized by a wide range of local and international beer brands. Our largest competitor in the beer business is Cervecería Chile S.A. (a subsidiary of ABI). Cervecería Chile S.A.’s primary beer brands are Becker, Corona, Báltica, Stella Artois and Budweiser. Following the execution of a distribution agreement in November 2020, Cervecería Chile S.A. distributes its products through the distribution network of Embotelladora Andina S.A. (“Embotelladora Andina”) and Coca-Cola Embonor S.A. (“Embonor”). Both companies are the main licensees and bottlers of The Coca-Cola Company's products in Chile. Prior to November 2020, Cervecería Chile distributed its products through direct distribution and wholesalers.

Another relevant player in the beer market in Chile is Viña Concha y Toro S.A. (“Concha y Toro”), which imports Miller Genuine Draft and Estrella Damm since 2018. Concha y Toro also owns a majority stake in Southern Brewing Company, the brewer of Kross beer. Finally, in the beer market, we also compete with a large number of craft breweries, and distributors/importers of international beers.

In the non-alcoholic categories, our main competitors are companies that produce, bottle and distribute non-alcoholic beverages in Chile under licenses from The Coca-Cola Company and its affiliates. Thus, the two main players in the carbonated soft drinks beverage business in Chile are Embotelladora Andina and Embonor. Our main competitor in the mineral, purified and flavored water business is Vital Aguas S.A., a subsidiary of Embotelladora Andina and Embonor. Our principal competitor in the juice, iced tea and sport drinks business is also Vital Jugos S.A., a subsidiary of Embotelladora Andina and Embonor.

The spirits market in Chile is characterized by a wide range of locally produced and imported products. Our largest competitor is Cooperativa Agrícola Pisquera Elqui Limitada (“Capel”), which produces pisco locally and imports a number of spirits. As of mid-2019, Capel’s products began to be distributed by Embotelladora Andina and Embonor.  We also compete against Diageo Chile Limitada, which imports premium spirits such as Johnnie Walker whiskey and Smirnoff vodka, among others. As of mid-2018, Diageo’s products started to be distributed by Embotelladora Andina and Embonor. Finally, we also compete against several other smaller-size importers of international brands, as well as local producers of pisco and other spirits.

The following chart shows estimates of our market share in the Chile Operating segment for the last three years:

Year	Chile Operating segment Volume market share (1)
2019	43.8%
2020	45.2%
2021	46.2%
(1) Source: Nielsen. The calculation of the weighted average for past periods includes markets and industries that CCU entered at a later date. Excludes HOD and powder drinks. 2021 also excludes energy drinks.

Competition:
International Business Operating segment

One of the most relevant markets in the International Business Operating segment is the beer market in Argentina, where we compete with Cervecería y Maltería Quilmes S.A.I.C.A. y G. (“Quilmes”, a subsidiary of ABI), leader in the beer market in that country. Quilmes' main brands are Brahma, Quilmes, Corona, Stella Artois, Budweiser and Patagonia.

Quilmes' large size allows it to improve economies of scale in the production and distribution of beer in Argentina. Quilmes' current operation is the result of a series of acquisitions and mergers of brands and assets of the main breweries in the world and the region.

In addition, in the other countries that encompass the International Business Operating segment, these are Paraguay, Uruguay, and Bolivia, where we have multi-category operations, we compete mainly in the beer category with ABI subsidiaries, and in the non-alcoholic beverages’ categories, we compete mainly with companies that produce, bottle and distribute products of The Coca Cola Company and PepsiCo, Inc.

The following table shows estimates of the market share of our International Business Operating segment including: beer in Argentina; beer, carbonated soft drinks, juices and nectars and mineral water in Uruguay; beer, carbonated soft drinks, juices and nectars and mineral water in Paraguay; and beer, malt and carbonated soft drinks in Bolivia:

Year	International Business Operating Segment Volume Market Share (1)
2019	16.7%
2020	17.7%
2021	18.0%
(1)   Sources: Ernst and Young for Argentina. ID Retail for Uruguay, CCR for Paraguay (internal estimates for waters), Ciesmori for Bolivia (internal estimates for carbonated soft drinks). The calculation of the weighted average for past periods includes markets and industries that CCU entered at a later date. In 2021, market share does not consider flavored waters in Uruguay.

Competition:
Wine Operating segment

The wine industry, both in the domestic and export markets, is characterized by having a large number of participants with different business scales. Thus, VSPT's biggest competitors in the Chilean domestic market are Viña Concha y Toro and Viña Santa Rita S.A. ("Santa Rita"). Following the execution of a distribution agreement in November 2021, Santa Rita distributes its products through the distribution network of Embotelladora Andina and Embonor. Other relevant wineries in the Chilean domestic market are Bodegas y Viñedos Santa Carolina S.A., Viña Undurraga S.A., Viña Cousiño Macul S.A.
and viña Montes.
At an international level, VSPT competes with Chilean producers and with wine producers around the world.

The following table shows estimates of the volume market share of our Wine Operating segment in Chile (excluding bulk wine sales) for the last three years:

Year	Wine Operating segment Volume market share (1)
2019	17.7%
2020	18.9%
2021	19.1%
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

Additional regulations concerning wine origin denominations are contained in Decree N° 464 of the Ministry of Agriculture, published on May 26, 1995, as amended, which also laid out the wine-growing regions and set rules regarding grape varieties, vintage year, labeling and selling requirements; and  Law N° 20,089, which creates the National Certification System for Organic Agricultural Products, which establishes the conditions for the commercialization of products under the denomination of origin of organic or its equivalents. Additionally, Pisco origin denominations, also applicable to us, are regulated in Decree N° 521 published on May 27, 2000 of the Ministry of Agriculture and likewise contains provisions relating to pisco producing regions, raw material standards, manufacturing procedures, packaging and labeling.

The large-scale production of alcoholic beverages does not need any licenses or permits other than those required for the general run of commercial and industrial enterprises engaged in the manufacture of consumer commodities.

According to Law N° 19,925 published in 2004, which amended and restated the Act on Sale and Consumption of Alcoholic Beverages (former Law N° 17,105), all establishments dealing in alcoholic beverages, whether wholesale or retail, require a special municipal license, the cost of which is fixed by the law and varies according to the nature of the outlet or point of sale (i.e. liquor store, tavern, restaurant, hotel, etc.). We are in possession of all licenses necessary for our wholesale operations.

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

Alcoholic beverages are also subject to the provisions of Law N° 21,363 published on August 6, 2021, which established restrictions and warnings about the consumption of alcohol on labeling and promotional materials (which will become effective 1 year after the regulatory decree of the law is published); the obligation to inform the amount of calories on labels (which will become effective on August 6, 2023); time restriction for TV and radio advertising and prohibited promotional activities or advertising of alcohol in relation to sport activities (which will become effective 36 months after the complementary regulation of the Law is published). This law and regulations could affect our alcoholic beverages portfolio and certain marketing activities.

The regulatory agency for alcoholic beverages is the Servicio Agrícola y Ganadero (“SAG”).

The production, bottling and marketing of non-alcoholic beverages is subject to applicable sanitary legislation and regulations, particularly the Sanitary Code and the Food Ordinance (the
Reglamento Sanitario de los Alimentos
).

Non-alcoholic beverages are also subject to the provisions of Law N° 20,606 on Nutritional Composition of Food and Advertising enacted in 2012, Decree N° 13 of the Ministry of Health which was published on June 26, 2015, amending the Food Ordinance referred to above, Law N° 20,869 on Food Advertising, published on November 13, 2015, and Supreme Decree N° 1 of the of Ministry of Health published on December 11, 2017 and effective as of June 11, 2018, which set certain restrictions on and requirements for the advertising, labeling and marketing of foods that are qualified as "high” in calories or any of the defined critical nutrients, such as sodium, sugar and saturated fats.

Law N° 19,937, published in 2004, and fully operative by February 2006, established the structure and powers for the current Sanitary Authority. The Ministry of Health’s Regional Offices, which constitute the Sanitary Authorities, inspect plants on a regular basis, taking samples for analysis, directing the adoption of new safety procedures and applying fines and other penalties for infringement of regulations.

The production and distribution of mineral water is also subject to special regulation, Supreme Decree N° 106 of Ministry of Health published on June 14, 1997, as amended, as well as the Food Ordinance referred to above. Mineral water may only be bottled directly from sources, which have been designated for such purpose by a Supreme Decree signed by the President of Chile. The competent Sanitary Authority provides a certification of the data necessary to achieve such a designation. All of our facilities have received the required designation.

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

Government Regulation in Paraguay

In Paraguay, Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A. are governed by the laws of the Republic of Paraguay, in particular by Law N° 1,034/83 of Merchants, and Articles N° 1,048 to N° 1,159 of Law N° 1,183/85 Civil Code and its subsequent amendments, Law N° 388/94 creating detailed rules on the establishment or formation, capital and powers of the shareholders’ meetings of corporations, as amended, Law N° 6,380/19 on Modernization and Simplification of the National Tax System, Law N° 3,228/07 which, in turn, modifies N° 388/94 regarding formalities for the organization of corporations, and Law N° 5,895/17 that establishes transparency rules in the corporate governance of companies constituted by shares, and Decree N° 9,043/17 as amended, that regulates Law N° 5,895/17 and establishes fines in case of non-compliance.

In addition, for the import, sale and advertising of alcoholic and non-alcoholic beverages, Bebidas del Paraguay is subject to the provisions of the Health Code Law N° 836/80, Law N° 1,334/98 of Consumer and User Protection, Law N° 1,333/98 on advertisement and promotion of tobacco and alcohol, as amended, Law N° 1,642/00 prohibiting the sale of alcoholic beverages to minors and its consumption on public roads, Executive Decree N° 1,635/99 and Resolution of the Ministry of Public Health and Social Welfare N° 643/12 regulating aspects relating to registration of food products as amended, Law N° 6,446/2019 which establishes the obligation to identify the final beneficiaries of the companies and creates two special registries, the Administrative Registry of Legal Entities and the Administrative Registry of Final Beneficiaries of Paraguay, and Decree N° 3,241/2020 regulating such Law N° 6,446/2019, among others.

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

Furthermore, ZF CC must comply with the free zone regime, including Law N° 1,004 of 2005, Decree N° 2,147 of 2016 amended by Decree N° 278 of 2021, Decree N° 1,165 of 2019, Resolution N° 46 of 2019 and the rules that modify or regulate it, and its corresponding resolution of declaration of existence issued by the Customs Authority as well as its general development master plan approved by the foregoing.

In addition, the specific rules relating to the activities and business that each company carries out are applicable to these companies, the main ones being: Law N° 9 of 1979, which establishes the conditions that raw materials for the production of alcoholic beverages must satisfy, Law N° 124 of 1994, which regulates the sale and consumption of alcoholic beverages and their advertising and establishes that the minimum age for the purchase of alcoholic beverages at the national level is 18 years of age, Decree N° 1,686 of 2012, which sets forth the sanitary requirements for the production, packaging, advertising, transportation, import and marketing of alcoholic beverages destined for human consumption, Decree N° 780 of 2016, which establishes, in the field of alcoholic beverages, the obligation to emphasize in advertising and related legends the prohibition of the sale of alcoholic beverages to minors, as well as the specifications that must be included in their packaging and labels, Decree N° 1,506 of 2014, Decree N° 216 of 2019 and Circular N° 486 of 2016, establishing the health requirements associated with the manufacture, processing, packaging, storage, distribution, marketing, sale, import or export of alcoholic beverages, Law N° 223 of 1995, Law N° 1,816 of 2016 regulating local taxes applicable to the production and distribution of alcoholic beverages, including beer, in Colombian territory, and Decree N° 1,366 of 2020, which establishes provisions for granting sanitary registration of alcoholic beverages manufactured and marketed by micro-entrepreneurs and certification in good manufacturing practices, and Decree N° 162 of 2021, amending Decree N° 1,686 of 2012.
Furthermore, considering that CCC produces a soft drink, it must comply with Resolution N° 2,674 of 2013, general food regulation, and the frontal labeling regulations pursuant to Decree N° 810 of 2021 (in force starting in December 2022) and Law N° 2,120 of 2021.
As of the date of this annual report, regulation of Law N° 2,120 of 2021 is still pending.

There are currently no material legal or administrative proceedings pending against us in Colombia with respect to any regulatory matter. We believe that we are in compliance in all material respects with all applicable statutory and administrative regulations with respect to our business in Colombia.

C.	Organizational Structure

Ownership Structure as of March 31, 2022

We are controlled by IRSA, which as of December 31, 2020 owned directly and indirectly 60.00% of the shares of our common stock. On March 1, 2021 IRSA announced through Schedule 13D, filed with the SEC, its intention to increase, subject to market and other conditions, its participation in CCU an additional 6%, through open market purchases, privately negotiated transactions, tender offers or otherwise. As of March 31, 2022 and as of the date of this annual report, IRSA directly and indirectly owned 65.87% of our shares of common stock.

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

Heineken, the Dutch brewer, is the second largest brewery in the world which markets and sells more than 300 brands in 190 countries, and it has more than 80,000 employees worldwide. Heineken group’s beer volume was 231 million hectoliters during 2021.

The following table provides our significant subsidiaries as of December 2021:

Subsidiaries	Country	Total Ownership Interest
Cervecería CCU	Chile	100.00%
CCU Argentina	Argentina	99.99%
ECUSA	Chile	99.98%
VSPT (1)	Chile	84.50%

(1)
Compañía Cervecerías Unidas S.A. indirectly, through CCU Inversiones S.A., has an aggregate 84.52% controlling interest in VSPT.

D.	Property, Plants and Equipment

Set forth below is information concerning our production facilities as of December 31, 2021, all of which are owned and operated by us or our subsidiaries.

For the Chile Operating segment, we had an aggregated Supply Capacity per month of 442.2 million liters, including Manantial, with a Utilized Capacity during peak month of 70.8%. Utilized Capacity During Peak Month is equal to production output as a percentage of Nominal Installed Production Capacity during our peak month for each respective plant. The annual Nominal Installed Capacity for this segment is 48.6 million hectoliters. Our Chile Operating segment total facilities size is 911,765 square meters (total built area including warehousing logistics activities related to the production process).  Supply Capacity per month is defined as nominal installed production capacity for the current product/packaging mix during 25 days per month and 3 shifts per day. The calculated slack (spare) capacity does not necessarily indicate real slack capacity. The real production capacity is less than the nominal installed production capacity as adjustments are required for real machinery performance, packaging mix, availability of raw materials and bottles, seasonality within the months and other factors. As a result, we believe that the peak monthly capacity utilization rates shown above understate real capacity utilization and that slack capacity is overstated.

Set forth below is a list of our 16 principal production facilities:

Chile Operating segment
Location	Type of Plant
Santiago- Quilicura	Beer
Valdivia	Beer
Temuco	Mixed
Antofagasta	Non-alcoholic beverages
Coinco	Non-alcoholic beverages
Santiago -Renca	Non-alcoholic beverages
Santiago -Renca 2	Non-alcoholic beverages
Casablanca	Non-alcoholic beverages
Coronel (Manantial)	Non-alcoholic beverages (HOD)
Santiago- Quilicura (Manantial)	Non-alcoholic beverages (HOD)
Puerto Montt (Manantial)	Non-alcoholic beverages (HOD)
Pisco Elqui	Spirits
Sotaquí	Spirits
Monte Patria	Spirits
Salamanca	Spirits
Ovalle	Spirits

For the International Business Operating segment, we had an aggregated Supply Capacity per month of 121.3 million liters with a Utilized Capacity during peak month of 84.8%. The annual Nominal Installed Capacity for the International business is 13.3 million hectoliters.

Our International Business Operating segment total facilities size is 403,657 square meters (total built area including warehousing logistics activities).

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

For the Wine Operating segment, we had an aggregated Nominal Filling Capacity of 80.040 liters per hour and a Storage Capacity in Tanks and Barrels of 120,1 million liters. The total facilities size is 153,760 square meters.

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

Our two principal production facilities through joint ventures are set forth below (see “Item 4: Information on the Company – B. Business Overview – Overview – Joint Ventures and Associated Companies”):

Joint Ventures
Location	Country	Type of Plant
Punta Arenas	Chile	Beer (1)
Sesquille	Colombia	Beer (2)
(1) Production in the Punta Arenas facility is under licensing agreements and, accordingly, we do not consolidate this facility.
(2) In February 2019, CCU through its joint venture with Grupo Postobón, started beer production at the new three million hectoliter plant. Accordingly, we do not consolidate this facility.

In addition to our production plants listed above, we have 36 owned and 10 leased distribution centers in the countries in which we operate:

Own Distribution Centers	Country	Leased Distribution Centers	Country
Arica	Chile	Illapel	Chile
Iquique	Chile	La Vara	Chile
Calama	Chile	Castro	Chile
Copiapo	Chile	San Antonio	Chile
Coquimbo	Chile	Encarnación	Paraguay
Ovalle	Chile	Coronel Oviedo	Paraguay
Llay Llay	Chile	Saltos del Guairá	Paraguay
Curauma	Chile	Liberación	Paraguay
Santiago Sur	Chile	Trinidad	Bolivia
Santiago Quilicura	Chile	Cochabamba	Bolivia
Santiago Modelo	Chile
Santiago Renca	Chile
Rancagua	Chile
Talca	Chile
Chillan	Chile
Talcahuano	Chile
Los Angeles	Chile
Valdivia	Chile
Osorno	Chile
Puerto Montt	Chile
Coyhaique	Chile
Temuco	Chile
Antofagasta	Chile
Villarrica	Chile
Punta Arenas	Chile
Sauce Viejo	Argentina
Cordoba	Argentina
Rosario	Argentina
Munro	Argentina
Mendoza	Argentina
San Juan	Argentina
Pan de Azúcar	Uruguay
Asunción	Paraguay
Ciudad del Este	Paraguay
La Paz	Bolivia
Santa Cruz de la Sierra	Bolivia

E.	Environmental Matters

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

Additionally, on August 13, 2021 Law N° 21,368 was published, which regulates single-use plastic products and plastic bottles, and strengthens returnability. The bill requires (i) that disposable plastic bottles that are commercialized must be manufactured containing a percentage of plastic that has been collected and recycled within the country in the proportions to be established by means of a regulation to be issued within 18 months as of the date of publication of the law; (ii) retail businesses (including e-commerce and delivery applications) to have returnable plastic bottles for beverages (excluding alcoholic and dairy products), effective for supermarkets 6 months as of the date of publication of the law and two years for the rest of the retailers; and (iii) prohibits establishments that sell food from using any kind of non-recyclable single-use containers, on premise and for deliveries, with effective dates depending on the establishment and the kind of plastic used.

On March 9, 2022, the Chilean Congress approved the
Ley Marco de Cambio Climático
, which is pending enactment and publication. This law aims to establish principles, governance, management instruments and adequate financing mechanisms, to allow for an economic development low in greenhouse gas emissions, reduce vulnerability, establish a carbon neutral goal by law, and increase resilience, all to guarantee the compliance of climate change international commitments made by Chile.

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

We have also renewed our commitment to the environment, launching at the end of 2020, our Environmental Vision 2030, which establishes an even more challenging plan that includes three new areas of action. Thus, we commit ourselves by 2030 we aim to: (i) continue reducing greenhouse gas emissions per liter produced to achieve a 50% reduction, (ii) continue optimizing water consumption per liter produced, until achieving a 60% reduction, (iii) Value 100% of industrial solid waste, (iv) use 75% renewable electrical energy, (v) use 100% reusable, recyclable or compostable packaging, and (vi) aspire to our containers are made on average with 50% recycled material. Since we began this commitment, we have, as of December 31, 2021, reduced greenhouse gas emissions by 37%, reduced water consumption by 48%, and achieved a 99% recovery rate for solid industrial waste. In addition, 28% of our energy comes from renewable sources; 99.97% of our containers and packaging are reusable, recyclable or compostable, and 30% of them are made from recycled material. A further important step will be our future R-PET plant in Chile, which will be able to process (recycle) PET resins from plastic containers packaging, which we expect to inaugurate in 2024 with a total investment of approximately USD 33 million. Our commitment to the planet is a priority, so we will continue to move towards a circular economy.

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

The following discussion should be read in conjunction with our consolidated financial statements and the notes included thereto in this annual report, and with “Item 11:
Qualitative and Quantitative Disclosures about Market Risk”, the latter related with the Company’s hedge policy
. In the following discussion, CLP amounts have been rounded to the nearest million pesos, unless otherwise indicated. Certain amounts (including percentage amounts) which appear herein have been rounded and may not sum to the totals shown.

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

	Year Ended December 31,
	2019		2020		2021
	(in millions of CLP, except percentages)
Net sales
Chile Operating segment (1)	1,164,304	63.9%	1,242,763	66.9%	1,578,152	63.5%
International Business Operating segment (2)	464,487	25.5%	402,829	21.7%	677,945	27.3%
Wine Operating segment (3)	212,322	11.6%	235,210	12.7%	261,620	10.5%
Other/eliminations (5)	(18,573)	(1.0)%	(23,208)	(1.2)%	(33,004)	(1.3)%
Total	1,822,541	100.0%	1,857,594	100.0%	2,484,712	100.0%

Adjusted Operating Result (4)
Chile Operating segment (1)	200,429	86.8%	174,662	93.6%	261,534	81.5%
International Business Operating segment (2)	19,653	8.5%	(1,351)	(0.7)%	56,564	17.6%
Wine Operating segment (3)	28,477	12.3%	31,529	16.9%	33,679	10.5%
Other/eliminations (5)	(17,750)	(7.7)%	(18,249)	(9.8)%	(30,897)	(9.6)%
Total	230,808	100.0%	186,591	100.0%	320,881	100.0%

Volume (in million liters)
Chile Operating segment (1)	1,980.2	65.9%	2,048.4	66.7%	2,389.7	68.9%
International Business Operating segment (2)	889.9	29.6%	878.4	28.6%	942.4	27.2%
Wine Operating segment (3)	139.5	4.6%	153.8	5.0%	158.3	4.6%
Other/eliminations (5)	(6.4)		(11.3)		(20.6)
Total	3,003.2	100.0%	3,069.3	100.0%	3,469.8	100.0%

(1) Includes beers, non-alcoholic beverages, spirits and shared services units in Chile.
(2) Includes beers, cider, non-alcoholic beverages, malt and spirits in Argentina, Bolivia, Paraguay and Uruguay.
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

The following is a reconciliation of our Net income; the most directly comparable IFRS measure to Adjusted Operating Result and ORBDA for the years ended December 31, 2019, 2020 and 2021.

	For the years ended December 31,
	2019	2020	2021
	(in million CLP)
Net income of year	145,646	108,195	219,051
Add (Subtract):
Other gains (losses)	(3,157)	11,410	(9,590)
Financial Income	(13,118)	(3,451)	(14,264)
Financial costs	27,720	28,714	35,660
Share of net loss of joint ventures and associates accounted for using the equity method	16,432	8,437	(226)
Foreign currency exchange differences	9,054	(2,552)	10,149
Result as per adjustment units	8,255	429	(2,529)
Income taxes	39,976	35,408	82,630
Adjusted Operating result (1)	230,808	186,591	320,881
Exceptional Item (EI)	-	-	-
Adjusted Operating result before (EI)	230,808	186,591	320,881
Depreciation and amortization	105,021	109,814	124,117
ORBDA before (EI)	335,829	296,405	444,998
Exceptional Item (EI)	-	-	-
ORBDA (2)	335,829	296,405	444,998

(1) Defined, for management purposes, as Net Income before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes.
(2) Defined, for management purposes, as Adjusted Operating Result before depreciation and amortization.

The following table presents our Income statement for the periods noted below:

	Year Ended December 31,
	2019		2020		2021
	(millions of CLP, except percentages)
Net sales	1,822,541	100.0%	1,857,594	100.0%	2,484,712	100.0%
Cost of sales	(908,318)	49.8%	(984,036)	53.0%	(1,291,560)	52.0%
Gross profit	914,223	50.2%	873,558	47.0%	1,193,152	48.0%
Other income by function	22,585	1.2%	19,296	1.0%	11,808	0.5%
Other expenses (1)	(1,428)	0.1%	(1,473)	0.1%	(1,903)	0.1%
Exceptional Items (EI)	-	-	-	-	-	0.0%
MSD&A (2)	(704,571)	38.7%	(704,790)	37.9%	(882,177)	35.5%
Adjusted Operating Result (3)	230,808	12.7%	186,591	10.0%	320,881	12.9%
Net Financial Expenses	(14,603)	0.8%	(25,263)	1.4%	(21,397)	0.9%
Results as per adjustment units	(8,255)	0.5%	(429)	0.0%	2,529	0.1%
Gain (loss) on exchange differences	(9,054)	0.5%	2,552	0.1%	(10,149)	0.4%
Share of net income(loss) of joint ventures and associates accounted for using the equity method	(16,432)	0.9%	(8,437)	0.5%	226	0.0%
Other gains/(losses)	3,157	0.2%	(11,410)	0.6%	9,590	0.4%
Income before taxes	185,622	10.2%	143,603	7.7%	301,680	12.1%
Income tax expense	(39,976)	2.2%	(35,408)	1.9%	(82,630)	3.3%
Net income for the year	145,646	8.0%	108,195	5.8%	219,051	8.8%
Attributable to:
Equity Holders of Parent company	130,142	7.1%	96,152	5.2%	199,163	8.0%
Non-controlling interest	15,504	0.9%	12,043	0.6%	19,888	0.8%

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

FISCAL YEAR ENDED DECEMBER 31, 2021 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2020

The main highlights of the consolidated Income Statement for the fiscal year ended 2021 were: (i) Net sales grew 33.8%, driven by 13.0% higher volumes and 18.3% average prices in CLP terms; (ii) an expansion of 72.0% in Adjusted Operating Result, explained by a 49.7% increase in the Chile Operating segment, an important recovery (after a negative result in 2020) in the International Business Operating segment, and a 6.8% rise in the Wine Operating segment, and (iii) a 107.1% expansion in Net income attributable to equity holders of the parent company.

The improvement in our financial results was driven by the expansion in consolidated volumes, the latter due to higher private consumption, the recovery in terms of physical social gatherings, and a solid sales execution; together with the implementation of revenue management initiatives, the premiumization of our portfolio, and efficiencies.

Net Sales

Our net sales increased 33.8%, from CLP 1,857,594 million in 2020, to CLP 2,484,712 million in 2021, primarily as a result of a 13.0% increase in year-over-year sales volume, coupled with a 18.3% increase in average prices in Chilean pesos.

The increase in sales volume corresponds to a 16.7%, 7.3% and 2.9% expansion in our volumes in the Chile, International Business and Wine Operating segments, respectively, attributable to the recovery of consumption following the onset of the COVID-19 pandemic, a solid sales execution, and the strength of our portfolio of brands. The 18.3% increase in average price (measured in CLPs) was explained by: (i) a 8.8% increase in prices in the Chile Operating segment, mainly due to positive mix effects, based on a strong performance of premium brands in beer, and the implementation of revenue management initiatives, (ii) a 56.9% increase in the International Business Operating segment, explained by revenue management initiatives, positive mix effects, and a favorable effect in Argentina, as prices increased in line with inflation while devaluation was significantly lower than inflation level, and (iii) an increment of 8.1% in average prices in the Wine operating segment, mainly as a consequence of a better mix in the portfolio, due to a higher share of premium wine brands in both the domestic and export markets, all of which offset the appreciation of the CLP against the USD (and the negative impact thereof on export earnings) during this period.

The rationale behind the change in net sales attributable to each of our operating segments for 2021 compared to 2020 is described below:

Chile:
Net sales increased by 27.0% from CLP 1,242,763 million in 2020, to CLP 1,578,152 million for 2021, due to an expansion of 16.7% in sales volume and an increase of 8.8% in average prices. The increased sales volume, as mentioned above, were attributable to the recovery of consumption following the onset of the COVID-19 pandemic a solid sales execution, and our strong portfolio of brands. The better prices were associated with positive mix effects in the portfolio, based on a strong performance of premium brands in beer, and the implementation of revenue management initiatives.

International Business:
Net sales increased 68.3% from CLP 402,829 million in 2020, to CLP 677,945 million in 2021, due to 7.3% increase in sales volume together with a 56.9% increase in average prices, the latter mainly due to revenue management initiatives, and favorable effects in Argentina, as prices increased in line with inflation while devaluation was significantly lower than inflation level.

Wine:
Net sales increased 11.2% from CLP 235,210 million in 2020, to CLP 261,620 million in 2021, due to 2.9% rise in sales volume, together with a 8.1% rise in average prices, the latter driven by a better mix in the portfolio, associated with a higher share of premium wine brands.

Cost of Sales

Cost of sales consists primarily of the cost of raw materials, packaging, labor costs for production, personnel, depreciation of assets related to production, depreciation of returnable packaging, licensing fees, bottle breakage, utilities, and the costs of operating and maintaining plants and equipment.

Our cost of sales in 2021 increased 31.3% from CLP 984,036 million in 2020, to CLP 1,291,560 million in 2021, primarily due to a 13.0% increase in sales volume, together with an 16.1% increase in cost of sales per hectoliter. The higher cost of sales per hectoliter was mainly related to higher costs in raw materials, and mix effects from premiumization, partially compensated by the appreciation of the CLP against the USD, affecting favorably our USD-denominated costs in Chile.

The change in cost of sales for our operating segments for 2021 is described below:

Chile:
Cost of sales in the Chilean operating segment increased 29.5% from CLP 626,099 million in 2020, to CLP 810,803 million in 2021, primarily due to an increase in sales volume and higher costs of raw materials (mainly aluminum, polyethylene terephthalate (PET) and sugar), and mixed effects, from the premiumization of the portfolio. This increase was partially offset by the appreciation of the CLP against the USD, that had a positive impact on our U.S. dollar costs when measured in CLP (our functional currency).  Cost of sales as a percentage of net sales in the Chilean operating segment increased from 50.4% in 2020, to 51.4% in 2021.

International Business:
Cost of sales in the International Business operating segment increased 48.5% in CLP from CLP 229,669 million in 2020, to CLP 341,082 million in 2021, mainly driven by an increase in sales volume, and higher USD-linked costs, largely due to the devaluation of the ARS against the USD, a higher cost in raw materials, mainly aluminum, and higher inflation. Cost of sales as a percentage of net sales in the International Business Operating segment decreased from 57.0% in 2020, to 50.3% in 2021, as Net sales rose above the Cost of sales.

Wine:
Cost of sales in the Wine Operating segment increased 14.3% from CLP 139,513 million in 2020, to CLP 159,494 million in 2021, mainly associated with the increase in sales volume, a higher cost of wine and mix effects, due to a higher contribution of premium wine brands in our volumes. Cost of sales as a percentage of net sales in this segment increased from 59.3% in 2020, to 61.0% in 2021.

Gross Profit
Our gross profit increased 36.6% from CLP 873,558 million in 2020, to CLP 1,193,152 million in 2021, driven by the changes in Net sales and Cost of sales during such periods described above.

Marketing, Selling, Distribution and Administrative Expenses (MSD&A expenses)

MSD&A expenses primarily include advertising and promotional expenses, selling expenses, distribution costs such as product transportation costs, services provided by third parties and other administrative expenses.

MSD&A expenses increased 25.2%, from CLP 704,790 million in 2020, to CLP 882,177 million in 2021. The increase in MSD&A expenses was mostly driven by higher sales volume and a normalization of marketing activities, the latter due to the contraction of marketing initiatives during 2020 due to the pandemic. As a percentage of Net sales, our MSD&A expenses decreased from 37.9% in 2020, to 35.5% in 2021, due to efficiency gains through the ExCCelencia CCU program across all our Operating segments. The MSD&A expenses performance of each Operating segment during 2021 is described below:

Chile:
MSD&A expenses increased 14.3% from CLP 443,637 million in 2020, to CLP 506,892 million in 2021, consistent with the increased sales volume and the normalization of marketing activities. As a percentage of Net sales, MSD&A expenses contracted from 35.7% in 2020, to 32.1% in 2021 due to efficiencies.

International Business:
MSD&A expenses increased 52.2% in CLP, from CLP 189,421 million in 2020, to CLP 288,303 million in 2021, primarily due to increased sales volume and the negative impact from the inflation in Argentina. Nonetheless, as a percentage of Net sales, MSD&A expenses decreased from 47.0% in 2020, to 42.5% in 2021, due to efficiencies.

Wine:
MSD&A expenses grew 6.6% from CLP 64,791 million in 2020, to CLP 69,052 million in 2021, mainly due to increased sales volume and higher marketing expenses. As a percentage of Net sales, MSD&A expenses improved from 27.5% in 2020, to 26.4% in 2021 due to efficiencies.

Other Income by Function

Other income by function decreased 38.8% from CLP 19,296 million in 2020, to CLP 11,808 million in 2021. The variation is primarily attributable to our operations in Argentina, associated with lower income related with “the Transaction” between CCU Argentina and ABI (for more information see Note 2 - Letter D of our Financial Statements as of December 2021 included herein).

Other Expenses
Other expenses increased 29.2% from CLP 1,473 million in 2020, to CLP 1,903 million in 2021, mainly due to assets write-offs.

Adjusted Operating Result
As a result of the above, our Adjusted Operating Result increased 72.0% from CLP 186,591 million in 2020, to CLP 320,881 million in 2021, and our Adjusted Operating Result as a percentage of Net sales increased from 10.0% to 12.9% in the same period.

The Adjusted Operating Result performance of each of our Operating segments for 2021 is described below:

Chile:
The Adjusted Operating Result increased 49.7% from CLP 174,662 in 2020, to CLP 261,534 million in 2021. Consequently, the Adjusted Operating Result margin increased from 14.1% to 16.6% in the same period, mainly explained by higher volumes, higher average prices, due to a better mix in the portfolio, and efficiency gains.

International Business:
The Adjusted Operating Result increased passed from a loss of CLP 1,351 million in 2020, to a gain of CLP 56,564 million in 2021. The Adjusted Operating Result margin increased from negative 0.3% to positive 8.3% in the same period, mainly due to volume growth, revenue management initiatives, efficiencies and a low comparison base in 2020 due to the pandemic.

Wine:
The Adjusted Operating Result increased 6.8% from CLP 31,529 million in 2020, to CLP 33,679 million in 2021. The Adjusted Operating Result margin decreased from 13.4% to 12.9% in the same period, attributable to an increase in the cost of wine, a lower contribution from exports, and the appreciation of the CLP against the USD, which negatively impacted our export revenues.

Other:
The Adjusted Operating Result for Others reached a loss of CLP 30,897 million in 2021, from a loss of CLP 18,249 million in 2020, mainly due to increased technological expenses, associated with the implementation of a new Enterprise Resource Planning (“ERP”) platform.

Net Financial Expenses
Our Net Financial Expenses improved 15.3% from a loss of CLP 25,263 million in 2020, to a loss of CLP 21,397 million in 2021, primarily due to increased cash and cash equivalents.

Share of net income(loss) of joint ventures and associates accounted for using the equity method

Our Share of net income(loss) of joint ventures and associates improved by 102.7% from a loss of CLP 8,437 million in 2020, to a gain of CLP 226 million in 2021, mainly due to a better financial result in our JV in Colombia and Austral, in Chile.

Foreign currency exchange differences

Our Foreign currency exchange differences decreased from a gain of CLP 2,552 million in 2020, to a loss of CLP 10,149 million in 2021, primarily explained by Argentina.

Result as per adjustment units

Our result as per adjustment units increased from a loss of CLP 429 million in 2020, to a gain of CLP 2,529 million in 2021, mainly due to a higher rate of inflation in Argentina.

Income tax expense

Our income tax expense increased 133.4% from CLP 35,408 million in 2020, to CLP 82,630 million in 2021. This increase was primarily driven by the higher Income before taxes, due to higher Adjusted Operating Result, the latter explained by the expansion in Net Sales.

Net income attributable to equity holders of the parent company

Our net income attributable to equity holders of the parent company increased 107.1% from CLP 96,152 million in 2020, to CLP 199,163 million, mainly explained by reasons described above.

Net income attributable to Non-controlling interests

Net income attributable to non-controlling interests increased 65.1% from CLP 12,043 million in 2020, to CLP 19,888 million in 2021, mainly due to a better result in Aguas CCU-Nestlé Chile S.A., Cervecería Kunstmann S.A., Compañía Pisquera de Chile S.A. and Bebidas del Paraguay S.A.

FISCAL YEAR ENDED DECEMBER 31, 2020 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2019

See “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2020 for a comparative discussion for the years ended December 31, 2020 and 2019.

B.	Liquidity and Capital Resources

Our principal source of liquidity has been cash generated by our operating activities, which amounted to CLP 242,320 million, CLP 280,670 million and CLP 293,356 million during the years 2019, 2020 and 2021, respectively.

Our cash flow from operations and working capital are our primary sources to meet both our short-term and long-term obligations. In the opinion of our management, they are sufficient for those purposes.

The principal component of cash flows generated by operating activities in 2021 were amounts collected from clients
,
net of payments to suppliers of CLP 1,090,657 million compared to CLP 861,376 million in 2020 and CLP 850,064 million in 2019.

In 2021, our cash flows from financing activities totalled outflows of CLP 233,644 million compared to inflows of CLP 64,750 million in 2020 and outflows of CLP 199,420 million in 2019. The principal components of cash flows used in financing activities consisted of dividends paid of CLP 274,136 million in 2021, including dividends paid relating to minority interests (102,136 million in 2020 and 218,035 in 2019), of loan payments of CLP 46,051 million in 2021 (CLP 95,956 million in 2020 and CLP 27,050 million in 2019), and of financial leasing payments of CLP 7,631 million in 2021 (CLP 6,857 million in 2020 and CLP 6,417 million in 2019), partially offset by the proceeds from short-term and long-term borrowings of CLP 100,226 million in 2021 (CLP 269,337 million in 2020 and CLP 50,989 million in 2019), and other cash movement inflows of CLP 6,130 million in 2021 (inflows of CLP 449 million in 2020 and inflows of CLP 1,092 million in 2019). Additionally, in 2021, we paid an amount of CLP 12,207 million for the acquisition of an additional interest in Viña San Pedro Tarapacá S.A. and Sáenz Briones y Cía. S.A.I.C.

In 2021, our cash used in investment activities totalled CLP 178,993 million compared to CLP 140,545 million in 2020 and CLP 144,186 million in 2019. The principal components of cash used in investment activities in 2021 consisted of capital expenditures of CLP 171,854 million (CLP 122,787 million in 2020 and CLP 140,488 million in 2019) and payments made to acquire interests in joint ventures, in non-controlling interests and to obtain control of subsidiaries or other businesses of CLP 5,792 million (CLP 20,315 million in 2020 and CLP 22,201 million in 2019). As of December 31, 2021, we had CLP 156,235 million (CLP 217,032 million in 2020 and CLP 95,292 million in 2019) in cash, overnight deposits, bank balances, time deposits and investments in mutual funds, which do not include CLP 109,333 million (CLP 179,357 million in 2020 and CLP 101,077 million in 2019) corresponding to securities purchased under resale agreements. Indebtedness, including accrued interest, amounted to CLP 573,651 million as of December 31, 2021. Short-term indebtedness included:

• CLP 76,169 million of short-term bank borrowings,
• CLP 8,088 million of bonds payable, and
• CLP 6,152 million of financial lease obligations.

In April 2009 Compañía Cervecerías Unidas S.A. issued a series of notes (“H” Series) in the local market for UF 2 million. In August 2018, Compañía Cervecerías Unidas S.A. issued a series of notes (“J” Series) in the local market for UF 3 million. Additionally, in June 2020, Compañía Cervecerías Unidas S.A. issued two series of notes (“L” Series and “M” Series) in the local market for UF 3 million and UF 2 million. At the same time, in June 2020, VSPT issued a series of notes (“D” Series) in the local market for UF 1.5 million. The current conditions of the series of notes are as follows:

	“H” Series	“J” Series	“L” Series	“M” Series	“D” Series
UF amount	2 million	3 million	3 million	2 million	1.5 million
Term	21 years	25 years	7 years	10 years	5 years
Amortization	Semi-annual since year 11	Bullet	Semi-annual since year 4	Bullet	Bullet
Interest Rate	UF+4.25%	UF+2.90%	UF+1.20%	UF+1.60%	UF+1.00%

As of December 31, 2021, Compañía Cervecerías Unidas S.A.’s recently described series of notes (“H”, “J”, “L” and “M”) required that we maintain certain financial ratios. The most significant covenants required Compañía Cervecerías Unidas S.A. to maintain a consolidated interest coverage ratio of ORBDA (as calculated by CCU in accordance with particular debt instruments in order to measure such instruments’ financial covenants) to interest expenses higher than 3.00; to maintain a consolidated leverage ratio (the ratio of adjusted liabilities to adjusted equity) lower than 1.50; to maintain a consolidated financial leverage ratio (the ratio of net financial debt to adjusted equity) lower than 1.50; and a minimum consolidated adjusted equity of CLP 312,516.75 million. Furthermore, we were required to maintain a ratio of our unpledged assets over our unsecured liabilities of at least 1.2. The definition of, and calculation mechanics for “H” Series covenants were established when we first entered into this debt instrument, and were based on Chilean GAAP, which are no longer in use since the Company adopted IFRS, as issued by the IASB. For that reason, Compañía Cervecerías Unidas S.A. in 2010 adapted, with the consent of its creditors, these requirements to the new accounting standards and principles (see Note 21 to our audited consolidated financial statements included herein).

At December 31, 2020, Compañía Cervecerías Unidas S.A. met all of its financial debt covenants and had a consolidated interest coverage ratio of 12.48, a consolidated leverage ratio of 0.96 and consolidated financial leverage ratio of 0.19. The consolidated adjusted equity attributable to equity holders of the parent company as of December 31, 2021 was CLP 1,333,299 million. Our ratio of unpledged assets over unsecured liabilities was 4.96. As of December 31, 2021, the subsidiary VSPT was in compliance with the financial covenants required for the “D” series (see Note 21 to our audited consolidated financial statements included herein).

Additionally, Compañía Cervecerías Unidas S.A has issued and placed in the international market a 10-year bond for an amount of USD 600 million with maturity date on January 19, 2032, subject to Rule 144A and Regulation S of the Securities Act of the United States of America of 1933.  Finally, in April 2022, Compañía Cervecerías Unidas S.A. issued and placed a 10-year series of notes (“P” Series) in the local market for UF 2 million.

Regarding bank loans in CLP, the main loans are: Compañía Cervecerías Unidas S.A. CLP 40,000 million and CLP 90,000 million; CPCH CLP 16,000 million; VSPT USD 14,000,000; and CCK CLP 10,000 million. As of December 31, 2021, the Subsidiary and CCU were in compliance with the financial covenants and specific requirements of these loans.

None of our indebtedness, or that of our subsidiaries, contains any term that restricts our ability to pay dividends other than the requirement to maintain a minimum consolidated equity.

The following table summarizes our principal payment obligations in millions of CLP by interest rate structure, financial instrument and currency, with their respective maturity dates and related weighted-average interest rates:

Interest - Bearing Debts
(1)
as of December 31, 2021

(millions of CLP, except percentages)

Principal Payment Flows by Maturity

Fixed Rate		Average Int. Rate	2022	2023	2024	2025	2026	Thereafter	TOTAL

CLP (UF) (2)	Bonds	2.3%	12,831	24,216	35,601	81,619	34,663	237,483	426,413
CLP (UF) (2)	Bank	3.4%	3,700	2,868	2,868	1,646	1,646	22,077	34,805
CLP	Bank	5.1%	62,627	103,343	3,617	2,415	2,415	-	174,418
USD	Bank	4.4%	14,912	1,813	1,813	312	312	2,233	21,396
EUR	Bank	1.0%	124	36	36	-	-	-	196
ARS	Bank	41.4%	4,157	180	180	-	-	-	4,518
BOB	Bank	5.0%	1,076	3,013	3,013	2,757	2,757	2,620	15,237
UYU	Bank	9.5%	102	91	91	28	28	-	341

TOTAL (3)			99,529	135,561	47,221	88,778	41,822	264,413	677,324

TOTAL			99,529	135,561	47,221	88,778	41,822	264,413	677,324

(1) Including long-term debt obligations and Lease Liabilities.
(2) UF as of December 31, 2021.
(3) Includes Lease Liabilities for an amount of CLP 45,771 million.

To hedge our market risks, we hold debt obligations in various currencies and enter into derivatives contracts. See “Item 11: Quantitative and Qualitative Disclosure about Market Risk”.

Our treasury policy is to invest in highly liquid financial instruments issued by first-class financial institutions. Investments are made primarily in CLP. As of December 31, 2021, we had invested CLP 197,254 million in time deposits, mutual funds and securities purchased under resale agreements (Repos). The following table summarizes financial instruments, including time deposits, mutual funds and securities purchased under resale agreements (Repos), held by us as of December 31, 2021:

Short-Term Financial Instruments
(in millions of CLP)
Time deposits	54,890
Mutual Funds	33,031
Repos	109,333
Total	197,254

Capital Expenditures

In 2022, we expect to invest CLP 270,315 million, mainly consisting of (i) CLP 187,490 million in production assets, including the construction of the new non-alcoholic plant in Santiago, Chile, and other investments to increase capacity in our businesses in Chile and Argentina, (ii) CLP 18,542 million in distribution assets, (iii) CLP 23,962 million in returnable packaging and, (iv) CLP 18,124 million in marketing assets (fridges and coolers). Of the total investment planned for 2022, CLP 205,210 million will be allocated in Chile.

Our plans for capital expenditures through the period 2022-2025 are displayed in the following table:

(CLP Million)	2022	2023	2024	2025
Chile	205,210	152,653	93,457	91,236
Abroad	65,105	77,826	84,302	44,008
Total	270,315	230,479	177,759	135,244

For the years 2022-2025, we will continue focusing on ensuring that we have the production capacity, in Chile and the other geographies where we operate, optimizing our distribution system and facilities, investing in marketing assets and returnable packaging. Capital e xpenditures also include investments related to improve the condition of our facilities, in order to ensure the wellbeing and safety of our employees, suppliers and customer, while we will continue focusing in our sustainability agenda.

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

The financing of our investments comes mostly from cash flow from operations generated by the Company, supplemented with debt from the local and international financial markets, always considering in maintaining a healthy financial profile.

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

In addition to brands and production techniques, the Company constantly invests in new technologies and digital transformation in order to compete in a challenging environment. In this regard, during 2019 we started updating our operational platforms and developed artificial intelligence tools to optimize the use of information in the sale and distribution processes, among other initiatives. During 2020, we invested to enhance and expand our e-commerce platforms, in order to improve our consumers’ experience, and we improved our marketing strategy through internally developed digital tools. In 2021, we launched the proprietary B2B platform "Mi Carro " in Chile, a sales digital platform oriented to our retail clients. In addition, we continued with the regional expansion of our B2C platform "La Barra".

D.	Trend Information

The Chilean economy posted a GDP growth of 11.7% in 2021, an inflation rate of 7.2% (measured as CPI variation), and an average unemployment rate of 8.9%. These figures represent a more positive economic environment in terms of economic activity and unemployment when compared to 2020, when GDP contracted 6.0%, and unemployment rate reached 10.8%, largely attributable to the restrictions imposed in order to control the spread of the COVID-19 pandemic in Chile, especially during the second and third quarter of 2020. Also, from a historical perspective, 2021’s GDP growth compares favorably versus the average GDP growth of 3.3% between 2010 and 2021, while unemployment rate is higher versus the 7.4% average reached during the same period. In terms of inflation, 2021’s figure largely surpassed the 3.0%, posted in 2020 and the 10-year average of 3.4% reached between 2010 and 2021.

The double-digit GDP growth in Chile was attributable to a very low comparison base, after a recession in 2020, but also due to a strong economic stimulus carried out by the government to boost both public and private consumption. In line with this, our volumes in the Chile Operating segment, expanded 16.7%. As of the date of this annual report, GDP growth expectations are around 2.0% for 2022, implying a deceleration in economic activity versus 2021. Although our consolidated volumes have been resilient to weaker macroeconomic conditions in the past, we cannot assure that the consumption of our products will not be affected in the future. Furthermore, the conditions in particular sectors of the economy may have different impacts in our business and factors such as competition and changes in relative prices among the various types of beverages can affect the consumption of our products.

The exchange rate between the CLP and the USD has been subject to nominal devaluations and appreciations in the past and may be subject to fluctuations in the future. For example, when comparing the average exchange rates for each period, the Chilean peso appreciated by 4.7% and 1.1% in 2017, and 2018, respectively, and depreciated by 9.5% and 12.7%, in 2019 and 2020, respectively, while it appreciated 4.0% in 2021. When comparing the exchange rate as of the end of each period, the Chilean peso appreciated by 8.2% in 2017, depreciated 13.0% in 2018, depreciated 7.8% in 2019, appreciated 5.0% in 2020, and depreciated 18.8% in 2021.

In 2021, the price of our main raw and packaging materials, such us malt, sugar, aluminum and PET, as well as oil prices, posted an upward trend in line with the main commodities around the world, generating cost pressure in our operations. We purchase these raw materials from local producers, in the countries where we operate, or in the international market. The prices of these materials are subject to volatility caused by market conditions, and have experienced significant fluctuations over time reflecting global supply and demand for commodities as well as other factors, such as fluctuations in exchange rates, climate and social events, geopolitical conflicts, like the recent Russian invasion of Ukraine, and supply restrictions derived from the COVID-19 pandemic, over which we have no control. In addition, disruptions on international trade logistics have caused delays and difficulties on export shipments including significant increases in freights.

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

In addition, as of the date of this report, there are a number of bills that have either been approved, or being discussed in the Chilean Congress that could impact our operation. For further information and a description of these bills, see “Item 3: Key Information – Risk Factors – Risk Relating to Our Business – Water supply is essential to the development of our businesses;” “Item 3: Key Information – Risk Factors – Risk Relating to Our Business – Possible regulations for labeling materials and advertising of alcoholic beverages and other food products in the countries in which we operate could adversely affect us;” and “Item 3: Key Information – Risk Factors – Risk Relating to Our Business – New applicable environmental regulations could affect our business.”

In 2021, the Argentine economy expanded 10.3% and the Argentine peso continued with a depreciation trend against the USD, posting a 34.8% depreciation on average, and 22.1% as of the end of each period. A weaker Argentine peso against the USD may negatively affect our consolidated financial results due to most of our raw material costs in Argentina are indexed to the USD. Our Argentine subsidiaries use the Argentine peso as their functional currency and their financial statements are translated to CLP for consolidation purposes, which may produce variations to the Company’s consolidated net income and shareholders’ equity, due to translation effects.

Argentina has faced in the past, and continues to face, high inflation rates. The increase in inflationary risk may also erode macroeconomic growth and limit the availability of financing, causing a negative impact on our operations. In the years 2018, 2019, 2020 and 2021 inflation in Argentina was approximately 48%, 54%, 36%, and 51% respectively. Consequently, given that the cumulative inflation rate exceeded 100% in the last three years, Argentina, as prescribed by IAS 29, was declared (and continues to be) a hyperinflationary economy as of July 1, 2018 (see Note 2 to our consolidated financial statements included herein).

In 2020 and 2021, in an attempt to curb increasing inflation, the Argentine government applied various methods to directly and indirectly regulate price increases of various consumer goods, including beer. As of the date of this report, we are party to agreements with the Argentine government that require us to sell our products at a previously agreed-upon price. We cannot assure you that these measures will change nor the extent to which they will impact our business and results of operations.

As of the date of this report, there are several restrictions on the pricing of our products, the transfer of currency and repatriation of capital that could affect our subsidiaries’ ability to make payments and could in turn adversely affect our business and results of operations

Regarding the COVID-19 pandemic, since March 2020, we have implemented a regional plan with three priorities: (i) the safety of our people and the community we interact with, (ii) operation continuity, and (iii) financial health. This has allowed us to continue supplying our clients and consumers with our products and maintaining a safe work environment. In spite of vaccination efforts, new variants of COVID-19 could spread globally and cause an increase in COVID-19 cases across several of the jurisdictions where we operate. In November 2021, a new variant, Omicron, which appears to be the most transmissible variant to date, was detected, and has since caused an increase in COVID-19 cases in multiple countries, including some of those where we conduct our operations, and of which the potential severity is currently being evaluated. At the close of this annual report, CCU continues selling, producing and distributing its products normally in all the countries where it operates, where restriction measures could still be implemented in the future to face new COVID-19 outbreaks.

Any prolonged restrictive measures put in place to control an outbreak of a contagious disease or other adverse public health developments, including quarantines, medical screenings, travel restrictions and suspension of certain activities, in any of our markets may have a material and adverse effect on our business operations. The extent of the impact of the pandemic on our business and financial condition will depend largely on future developments, including the duration of the pandemic, the impact on capital and financial markets and the related impact on consumers’ and industries’ confidence, all of which are highly uncertain and cannot be accurately predicted based on the impacts observed to date.

E.	Critical Accounting Policies and Practices

A summary of our significant accounting policies is included in Notes 2 and 3 to our audited consolidated financial statements, which are included in this annual report. The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates and assumptions are based on historical experiences, changes in the business environment and information collected from qualified external sources. However, actual results may differ from estimates under different conditions, sometimes materially. Critical accounting policies and estimates are defined as those that are both most important to the portrayal of our financial condition and results and/or require management’s subjective judgments. The most critical accounting policies and estimates are mentioned below.

a.	The valuation of goodwill acquired to determine the existence of losses due to potential impairment.
b.	The valuation of commercial trademarks to determine the existence of losses due to potential impairment.
c.	The assumptions used in the current calculation of liabilities and obligations to employees.
d.	Useful lives of property, plant and equipment and intangibles.
e.	The assumptions used for calculating the fair value of financial instruments.
f.	The likelihood of occurrence and amounts estimated in an uncertain or contingent matter.
g.	The valuation of current Biological assets.

During the year ended on December 31, 2021, there have been no changes in the use of accounting principles or relevant changes in any accounting estimates with regard to previous years that have materially affected these Consolidated Financial Statements. (See Note 4 to our Consolidated Financial Statements as of December 31, 2021).

ITEM 6: Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth certain information with respect to the members of our Board of Directors:

	Directors	Position	Position Held Since	At CCU Since
Board of Directors	Andrónico Luksic	Chairman of the Board	April 2013 (Chairman), November 1986 (Director)	November 1986
	Carlos Molina	Vice Chairman of the Board	May 2018 (Vice Chairman) April 2012 (Director)	April 2012
	Francisco Pérez	Director	July 1998	February 1991
	Vittorio Corbo	Director	April 2012	April 2012
	Pablo Granifo	Director	April 2013	April 2013
	Rodrigo Hinzpeter	Director	July 2015	July 2015
	José Miguel Barros	Director	April 2016	April 2016
	Rory Cullinan	Director	May 2018	May 2018
	Marc Gross	Director	May 2020	May 2020
	Hemmo Parson (1)	Director	May 2018	May 2018

(1)	Resigned as director of Compañía Cervecerías Unidas S.A., effective from May 1,2020.

Andrónico Luksic
(68), was appointed chairman of the board
of Compañía Cervecerías Unidas S.A.
in April 2013 and he has served as a director since November 1986. He is currently a member of the board of directors of
Cervecera CCU Chile Limitada
,
Embotelladoras Chilenas Unidas S.A., Compañía Cervercerías Unidas Argentina S.A
., La Barra S.A., Central
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

Carlos Molina
(65), has served as director of Compañía Cervecerías Unidas S.A since April 2012 and as vice- chairman of the board since May 2018.
He is also a member of the board of directors of
Cervecera CCU Chile Limitada
,
Embotelladoras Chilenas Unidas S.A., Compañía Cervecerías Unidas Argentina S.A., Viña San Pedro Tarapacá S.A. and Compañía Pisquera de Chile S.A. He has over 30 years of management and strategic consulting experience in multiple industries, especially in beverages and consumer goods across the Americas. In beverages, his roles have included business development for Heineken Americas; planning and strategy for Femsa Cerveza; and board member of Kaiser in Brazil. Prior to these roles, Mr. Molina was a partner in Booz, Allen & Hamilton, a global business consulting firm. Mr. Molina meets the independence criteria under the Securities Exchange Act of 1934, as amended, the Sarbanes-Oxley Act of 2002 and the corporate governance rules of the New York Stock Exchange, and therefore holds the position of member of the audit committee.  Mr. Molina has a BBA (Bachelor of Business Administration) from the University of Houston, and an MBA from the University of Texas.

Francisco Pérez
(64),
has served as director of Compañía Cervecerías Unidas S.A. since July 1998 and previously, between 1991 and 1998, he held the position of chief executive officer
of
said
company. In 1998 he was appointed chief executive officer of Quiñenco S.A., a position he holds to date.
He is a member of the board of several companies, including Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A., Viña San Pedro Tarapacá S.A., Compañía Cervercerías Unidas Argentina S.A., Compañía Pisquera de Chile S.A., Inversiones y Rentas S.A., Banco de Chile, Banchile Corredores de Seguros S.A., LQ Inversiones Financieras S.A., Sociedad Matriz SAAM S.A., Nexans, Hapag Lloyd and Invexans Limited. He is also chairman of the board of Compañía Sud Americana de Vapores S.A., Empresa Nacional de Energía Enex S.A., Invexans S.A. and Tech Pack S.A. He received a degree in Business Administration from the Pontificia Universidad Católica de Chile and a Master’s degree in Business Administration from the University of Chicago.

Vittorio Corbo
(79),
h
as held the position of member of the directors’ committee of Compañía Cervecerías Unidas S.A., in his capacity as independent director, since he was elected director in April 2012, which he currently chairs. He is chairman of Vittorio Corbo y Asociados Limitada, member of the MIT Sloan Latin American Advisory Council, of the International Advisory Council of the Center for Social and Economic Research (CASE) of Warsaw, Poland, and member of the Public Opinion Committee of the Centro de Estudios Públicos (CEP) in Santiago,
Chile and a Fellow of the International Economic Association. He was president of the Central Bank of Chile between 2003 and 2007, director of Banco Santander S.A. (Spain) between the years 2011-2014, chairman of the board of Banco Santander Chile between 2014 and 2018, and director of the Santander-México Group, Banco Santander Chile and ENDESA Chile. He is an economic advisor to large companies as well as family offices. He held senior management positions at the World Bank in Washington DC and has provided numerous consultancies to the World Bank, IDB, US-AID, CIDA, SIDA, FASID and the OECD, as well as governments and central banks in Latin America. He was Professor of Economics in Canada, the United States and Chile.
Mr. Corbo meets the independence criteria under the Securities Exchange Act of 1934, as amended, the Sarbanes-Oxley Act of 2002 and the corporate governance rules of the New York Stock Exchange, and therefore holds the position of member of the audit committee.
Mr. Corbo holds a degree (in Business Administration) Economics from the Universidad de Chile and a Ph.D. in Economics from MIT.

Pablo Granifo
(63), has served as director
of Compañía Cervecerías Unidas S.A.
since April 2013. He has been the chairman of the board of Banco de Chile S.A. since 2007 and chairman of the board of Viña San Pedro Tarapacá S.A. since 2013. He is a member of the board of Cervecera CCU Chile Limitada and Embotelladoras Chilenas Unidas S.A. Additionally, he is chairman of the boards of Banchile Asesorías Financieras S.A., Socofin S.A., and Banchile Administradora General de Fondos S.A., and member of the executive committee of Banchile Corredores de Seguros Limitada and of the board of Empresa Nacional de Energía Enex S.A. Mr. Granifo holds a degree in Business Administration from the Pontificia Universidad Católica de Chile.

Rodrigo Hinzpeter (56),
has served as director
of Compañía Cervecerías Unidas S.A.
since July 2015. He is also member of the board of Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A., Compañía Cervercerías Unidas Argentina S.A. and Inversiones y Rentas S.A. Since 2014 he has been the general counsel of Quiñenco S.A. Before that he was Secretary of Interior Affairs (2010-2012) and, later, the Secretary of Defense of the Government of Chile (2012-2014). He holds a Law degree from the Pontificia Universidad Católica de Chile.

José Miguel Barros
(58), was appointed director
of Compañía Cervecerías Unidas S.A.
in April 2016. He is member of the board of various subsidiaries, including Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A., Viña San Pedro Tarapacá S.A. and Compañía Pisquera de Chile S.A. He is director of international subsidiaries of LarraínVial S.A. and currently a member of the board of Directors of Lipigas S.A., Construmart S.A., Multiexport Foods S.A. and Stel Chile S.A. Mr. Barros holds a degree in Business Administration from the Pontificia Universidad Católica de Chile and graduated from the PADE of ESE Business School, Universidad de Los Andes.

Rory Cullinan
(62), He has served as director of Compañía Cervecerías Unidas S.A. since May 2018. He is also a member of the board of directors of
Cervecera CCU Chile Limitada and
Embotelladoras Chilenas Unidas S.A.

Mr. Cullinan
has wide experience across different markets and sectors, working in Europe, Africa, America and Russia. Mr. Cullinan held various positions in the Royal Bank of Scotland, including as executive chairman of the Investment Bank. He is currently advisor to several companies.

Marc Gross
(64),
He has served as director of Compañía Cervecerías Unidas S.A. since May 2020. He is also a member of the board of directors of
Cervecera CCU Chile Limitada
, Embotelladoras Chilenas Unidas S.A. and Compañía Cervecerías Unidas Argentina S.A. Mr. Gross has worked for Danone Group and Sara Lee. In 1995, Mr. Gross joined Heineken and worked in Greece as Plant Director. In 1999, he became regional operations & supply chain director Europe for Heineken and in 2002 took over the position of managing director of Heineken Netherland. In June 2005, he was appointed chief supply chain officer and member of the Global Executive Team. In this position, he was responsible for the supply chain, including manufacturing, worldwide as well as for R&D. During the period of 2010 until 2015, he held the position of chief executive officer of Empaque Mexico. From 2012 until 2017, he also served as non-executive director of Keonys, a high tech company in France. Since June 2020, Mr. Gross is principal advisor to the Executive Board of Directors of SHV for their global operations. Mr. Gross graduated as engineer from Ecole Nationale Supérieure des Arts et Métiers Paris, France and from Technical University Aachen, Germany.

Hemmo Parson
(53), was appointed director of Compañía Cervecerías Unidas S.A. in May 2018 and he served as a member of the Board until May 2020. He was member of the board of
Cervecera CCU Chile Limitada
, Embotelladoras Chilenas Unidas S.A. and Companía Cervercerías Unidas Argentina S.A. He has held various positions in Heineken and is currently serving as Director Legal of Heineken Europe. Also, he is a member of the board of directors of Grupa Zywiec S.A. and Paulaner Brauerei Gruppe GmbH & Co KGaA. Mr. Parson holds a law degree from the University of Utrecht.

The principal business activities of our current and former 2020 and 2021 directors are summarized in the following table:

Directors	Business Activities
Andrónico Luksic	Chairman of CCU
Carlos Molina	Director of Companies
Francisco Pérez	Quiñenco’s CEO
Vittorio Corbo	Economist and Director of Companies
Pablo Granifo	Chairman of Banco de Chile and VSPT
Rodrigo Hinzpeter	General Counsel of Quiñenco
José Miguel Barros	Partner of LarrainVial
Rory Cullinan	Director of Companies
Marc Gross	Ex Chief Supply Chain Officer of Heineken
Hemmo Parson (1)	Director Legal Europe of Heineken

(1) Resigned as director of Companía Cervecerías Unidas S.A., effective May 1, 2020.

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

The following table sets forth certain information with respect to our senior management as registered with the CMF (also referred as principal executive officers), as of April, 2022:

Senior Management	Position	Position Held Since	At Company Since
Patricio Jottar	Chief Executive Officer	July 1998	July 1998
Marisol Bravo	Corporate and sustainability Affairs Officer	June 1994	July 1991
Gabriela Ugalde	Chief Human Resources Officer	April 2018	April 2018
Felipe Dubernet	Chief Financial Officer	February 2014	May 2011
Felipe Benavides	General Counsel	March 2015	March 2015
Juan Boned	General Controller	August 2021	August 2021
Martín Rodríguez	Transformation Manager	March 2015	March 2015
Antonio Cruz	Corporate Development Manager	June 2017	June 2017
Francisco Diharasarri	General Manager CCU Chile	October 2003	June 1985
Julio Freyre	General Manager CCU Argentina	August 2021	October 2003
Sebastián Landi	International Business Manager	November 2019	November 2019
Pedro Herane	General Manager VSPT	April 2013	May 2010
Domingo Jiménez	General Manager CPCh	August 2018	May 2004
Juan Martin Vannicola	Corporate Industrial Processes Manager	April 2020	April 2020

Patricio Jottar
(59), has served as our chief executive officer since 1998. Mr. Jottar is on the board of directors of a number of CCU’s subsidiaries and affiliated companies, including, among others:
Cervecera CCU Chile Limitada
, Embotelladoras Chilenas Unidas S.A., Compañía Cervecerías Unidas Argentina S.A., Viña San Pedro Tarapacá S.A., Aguas CCU-Nestlé Chile S.A., Cervecería Kunstmann S.A., Bebidas CCU-Pepsico SpA, Bebidas del Paraguay S.A., Central Cervecera de Colombia S.A.S., Zona Franca Central Cervecera S.A.S., Distribuidora del Paraguay S.A. and Promarca S.A. He is also chairman of the board of Compañía Pisquera de Chile S.A. Prior to joining the Company, he was chief executive officer of Santander Chile Holding. Mr. Jottar holds a degree in Business Administration from the Pontificia Universidad Católica de Chile and a Master’s degree in Economics and Business Administration from the Instituto de Estudios Superiores de la Empresa, in Barcelona, Spain.

Felipe Dubernet
(52), has been our chief financial officer since February 2014. He joined the Company in May 2011 and was the procurement officer until January 2014. He is currently a member of the board of several subsidiaries, including Aguas CCU-Nestlé Chile S.A., Comercial CCU S.A., Fábrica de Envases de Plásticos S.A., Transportes CCU Limitada and CRECCU S.A., among others. Prior to joining us, he worked for 15 years at Unilever holding several positions in Supply Chain and Finance in Chile, Brazil and the United States. He holds a degree in Civil Engineering from the Pontificia Universidad Católica de Chile.

Jesús García
(59), joined CCU as general controller in May 2015 until July 31, 2021. He was a member of the board of CCU Inversiones II Ltda. (currently CCU Inversiones II SpA), Inversiones Invex CCU Dos Ltda., Inversiones Invex CCU Ltda. and Inversiones Invex CCU
Tres Ltda., and chairman of Fábrica de Envases Plásticos S.A. He also worked with Heineken since 2000 in various financial positions in Spain, the Netherlands and Singapore, and previously with Diageo and with PricewaterhouseCoopers in Spain. Prior to joining CCU he served as senior regional tax manager Asia Pacific for the Heineken Group. He holds a degree in Business Law from Universidad de Sevilla, in Spain, and a Master’s degree in Business Administration from Instituto Internacional San Telmo, in Sevilla, Spain.

Juan Boned
(51), joined CCU as general controller in August 2021. Also, he is currently the chairman of the board of Fábrica de Envases Plásticos S.A. Previously, he worked in the beverage category with SABMiller since 2004 in areas of Finance, Procurement, Client Services an
d Tele-sales and Transformation; working in emerging and mature markets, in Latin America and Europe. Prior to joining CCU, since 2017 he joined Heineken as Global Head of Shared Services and since 2019 he led as CFO the start-up of Heineken's business in Peru. He holds a degree in Public Accounting from the University of Buenos Aires and an MBA from the International University of Cataluña.

Gabriela Ugalde
(56), joined CCU as chief human resources officer in April 2018. Previously, she had been in charge of Organizational Development at Quiñenco S.A. since 2014. During her career she has worked for multinational and local companies, including Nestlé, CMR Falabella, Banco Itaú and Banco de Chile, where she has held management positions in the Human Resources Department. She received a degree in Psychology from the Pontificia Universidad Católica de Chile and a Master’s degree from the same university.

Felipe Benavides
(46), has been our general counsel since March 2015. He is currently a member of the board of Millahue S.A., Aguas CCU-Nestle Chile S.A., Transportes CCU Limitada and Fábrica de Envases Plásticos S.A. in Chile; Andrimar S.A., Coralina S.A., Marzurel S.A. and Milotur S.A. in Uruguay; Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A. in Paraguay; Bebidas Bolivianas BBO S.A. in Bolivia; and Central Cervecera de Colombia S.A.S. and Zona Franca Central Cervecera S.A.S. in Colombia. Previously, he was the general counsel at SMU S.A. since 2013. He was also a senior associate at Cariola, Diez, Pérez Cotapos and an international associate for Debevoise & Plimpton LLP (New York). He received his Law degree from the Pontificia Universidad Católica de Chile and a LLM from Duke University.

Marisol Bravo
(61), is our corporate and sustainability affairs officer and has been with the Company since 1991. She is currently member of the board of directors of CRECCU S.A. Prior to her current position, she was head of special projects at CCU. Before joining us, she was assistant manager of marketing at Citicorp Mutual Funds. She received a degree in Business Administration from the Universidad de Chile.

Martín Rodríguez
(61), is our transformation manager and has been with the Company since 2015. He is currently member of the board of directors of CRECCU S.A. and La Barra S.A.  Previously, he was M&A manager and strategic development manager at Quiñenco S.A., where he held various positions since 1999. He also was a board member of Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A. and Foods Compañía de Alimentos CCU S.A. until March 2015. He holds a degree in Business Administration from the Pontificia Universidad Católica de Chile and he has an MBA from UCLA as well as a Master’s degree in Economics from the Pontificia Universidad Católica de Chile.

Antonio Cruz
(40) joined CCU as corporate development manager in June 2017. He is currently a member of the board of Bebidas del Paraguay S.A., Distribuidora del Paraguay S.A. in Paraguay; Bebidas Bolivianas BBO S.A. in Bolivia; as well as Andrimar S.A., Coralina S.A., Marzurel S.A. and Milotur S.A. in Uruguay, among others. He has been with CCU since June 2015, and before joining us, he worked at Quiñenco S.A. within its Business Development division. He holds a degree in Business Administration from the Pontificia Universidad Católica de Chile and an MBA from Columbia University in New York.

Francisco Diharasarri
(61),
is the general manager of CCU Chile and has been with the Company since 1985. Previously, he was general manager of Embotelladoras Chilenas Unidas S.A. and before that he was general manager of
Cervecería CCU
and general manager of
Fábrica de Envases Plásticos S.A. He is also currently chairman of the board of Aguas CCU-Nestlé Chile S.A.,
Transportes CCU Limitada,
Comercial CCU S.A., CRECCU S.A., Bebidas Ecusa SpA, Bebidas CCU-Pepsico SpA, and Bebidas Carozzi CCU SpA, and is also member of the board of Cervecería Austral S.A.
and Promarca S.A., among others. He received a degree in Civil Engineering from the Universidad de Chile.

Fernando Sanchis
(61), was the general manager of Compañía Cervecerías Unidas Argentina S.A. until July 31, 2021 and he had been with the Company since 1995. Previously, he was chief financial officer of Embochile, a former PepsiCo bottler, and he also held the same position at
Uruguay’s PepsiCo’s bottler. He is currently a board member of Compañía Cervecerías Unidas Argentina S.A. and Compañía Industrial Cervecera S.A. He received an accounting degree from the University of Buenos Aires in Argentina.

Julio Freyre
(57), is the general manager of Compañía Cervecerías Unidas Argentina S.A. since August 2021 and he is currently the vice-chairman of the board of Saénz Briones y Cía. S.A.I.C., and board member of Compañía Cervecerías Unidas Argentina S.A. and Compañía Industrial Cervecera S.A. Between 2007 and 2012 he also held the position of operations manager and between 2012 and 2014 he had Regional responsibility over the administrative/financial operations of Argentina, Uruguay and Paraguay. Previously, he was the manager of administration, finance and development of Compañía Cervecerías Unidas Argentina S.A. since 2003. Prior to joining the Company, he worked at Anheuser-Busch for 10 years. He received a Bachelor's degree in Business Administration from the Catholic University of Uruguay and an MBA from Saint Joseph's University in Philadelphia.

Sebastián Landi
(47), is our international business manager since November 2019. He is the chairman of the board of Andrimar S.A., Coralina S.A., Marzurel S.A., Milotur S.A. in Uruguay and in Paraguay of Bebidas del Paraguay S.A. He is also vice-chairman of Bebidas Bolivianas BBO S.A. and a member of the board of Distribuidora del Paraguay S.A. Previously, he worked at Clorox since 2004, where he has held various positions in marketing first and then as general manager of Peru and finally general manager for Argentina, Paraguay & Uruguay. He is Chemistry Engineer and holds a Master’s degree in Strategic Marketing.

Dom
ingo Jiménez
(42), is the general manager of Compañía Pisquera de Chile S.A. Previously, he was the finance director at Cervecera CCU Chile Limitada. He has been with the Company since 2004, working in different subsidiaries, as well as Heineken Americas and Heineken USA. He received a degree in Business Administration from the Pontificia Universidad Católica de Chile.

Pedro Herane
(52), has been the general manager of Viña San Pedro Tarapacá S.A. since April 2013. He is currently the chairman of the board of Finca La Celia S.A.  Prior to his current position, he was the commercial manager in charge of the domestic market at Viña San Pedro Tarapacá S.A. Prior to joining us, he was senior group manager at Procter & Gamble, where he worked for ten years in multiple positions in Chile, Latin America and United States. He received a Bachelor’s degree in Business from University Adolfo Ibáñez in Chile and a Master’s degree in Marketing and Communications from the Paris School of Management (ESCP – EAP) in France.

Juan Martin Vannicola
(42), is the corporate industrial processes manager from April 2020. He is currently a member of the board of Fábrica de Envases Plásticos S.A. Previously, he held various supply chain positions at Heineken since 2009. He worked in the Netherlan ds as Global Logistics consultant, in the USA as regional logistics manager of the Americas, and in Greece as supply chain director, in charge of breweries, malteries, water plants and the distribution operations. He holds an Industrial Engineering degree from Instituto Tecnológico de Buenos Aires, Argentina. He also graduated from the Logistics Management Program in the Eindhoven University of Technology, the Netherlands.

Our senior managers are full time employees; therefore, they do not perform principal business activities outside the Company.

B.	Compensation

The board of directors’ gross compensation is determined by the shareholders at the annual shareholders’ meeting. As approved at the annual shareholders´ meeting held on April 14, 2021, the directors’ monthly remuneration, for their attendance to meetings, independent of the number of meetings held in each period, was fixed at UF 100 per director, and UF 200 for the chairman, plus an amount equivalent to 3% of the distributed dividends, for the board as a whole, at a rate of one-ninth for each director and in proportion to the time each one served as such during the year 2021. If the distributed dividends exceed 50% of the Net Income attributable to Equity holders of the parent company, the board of directors’ variable remuneration shall be calculated over a maximum of 50% of such net income. Those directors that are members of the directors’ committee (see “Item 6.C. Board Practices – Directors’ Committee”) receive a monthly gross remuneration of UF 50 for attendance to directors’ committee meetings, independent of the number of meetings held in such period, plus the amount that, as the percentage of the dividends, is required to complete one third of the total remuneration a director is entitled to, pursuant to Article 50 bis of Law Nº 18,046 and Regulation N° 1,956 of the
CMF
. Directors that are members and observers of the audit committee receive a monthly gross remuneration for attendance to audit committee meetings, regardless of the number of meetings held in the period, of UF 50.
UF stands for “Unidad de Fomento” which is an inflation linked accounting unit used in Chile. As of March 31, 2022 its value corresponded to CLP
31,727.74.

The described gross compensation for board members was also approved for 2022 at the shareholders’ meeting held on April 13, 2022.

In 2021, the total compensation paid by us and our subsidiaries to each of our directors for services rendered was as follows:

	Attendance	Dividend Participation (2)
Director	Meetings fee (2)	2020 (3)	2021 (4)	Total
		(in thousands of CLP)
Andrónico Luksic Craig	118,947	91,280	209,200	419,427
Carlos Molina Solís	252,487	172,762	209,200	634,449
Francisco Pérez Mackenna	266,643	172,762	209,200	648,605
Vittorio Corbo Lioi	71,385	144,698	209,200	425,283
Pablo Granifo Lavín	171,313	147,409	209,200	527,922
Rodrigo Hinzpeter Kirberg	184,681	91,280	209,200	485,161
José Miguel Barros van Hövell tot Westerflier	192,726	119,344	209,200	521,270
Rory Cullinan	156,984	91,280	209,200	457,464
Marc Gross	184,681	60,853	209,200	454,734
Hemmo Parson (1)	-	30,427	-	30,427

Total	1,599,847	1,122,095	1,882,800	4,604,742

(1)	Resigned as director of Compañía Cervecerías Unidas S.A., effective May 1, 2020.
(2)	Includes the remuneration for members of the audit and directors’ committees.
(3)	Charged to 2020’s distributable Net Income. Considering the final dividend paid in 2021.
(4)	Charged to 2021’s distributable Net Income. Considering the interim dividend paid in 2021.

For the year ended December 31, 2021, the aggregate amount of compensation paid by us to all our directors was CLP
4,605 million.

For the year ended December 31, 2021 the aggregate amount of compensation paid to our senior managers registered at the
CMF
during 2021, was CLP
9,130
million.
The Company grants to the Chief Executives annual bonuses, which have an optional and variable nature, not contractual and assigned according to compliance of individual and corporate goals and based on the incomes of the year.
We are not required under Chilean law to disclose to our shareholders or otherwise make public information as to the compensation of our individual senior managers.

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

The shareholders elected Messrs. Andrónico Luksic, Francisco Pérez, Carlos Molina, Vittorio Corbo, Pablo Granifo, Rodrigo Hinzpeter, José Miguel Barros, Marc Gross and Rory Cullinan as directors, for a term of three years, at the shareholders’ meeting held on April 14, 2021.

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

According to the Chilean Securities Market Law and the Chilean Corporations Act, corporations whose market capitalization reaches or exceeds UF 1.5 million (as of March 31, 2022 approximately CLP 47,592 million) and at least 12.5% of its outstanding shares with voting rights are in the possession of shareholders that individually control or possess less than 10% of such shares, shall designate a “comité de directores” or “directors’ committee” and appoint at least one independent director. The directors’ committee shall be composed of three members and at least one member shall be independent. If the market capitalization or stock percentage falls below this threshold, the obligation to designate a directors’ committee no longer applies. However, corporations which do not meet these requirements may voluntarily assume the obligations concerning the directors’ committee, in which case they shall strictly follow the provisions of the Chilean Corporations Act.

Pursuant to the Chilean Corporations Act, as amended, including Law N° 21,314 published on April 13, 2021, the powers and duties of the directors’ committee are as follows:

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

The compensation of our directors’ committee members, as approved at the shareholders’ meeting held on April 13, 2022, consists (with effect as of May 2022) of a monthly gross remuneration for attendance to directors’ committee meetings, independent of the number of meetings held in each period, of UF 50 (as of March 31, 2022, approximately CLP 1,586 thousand), plus the amount required to complete the remaining third of the remuneration of a director.

The same remuneration package was approved for 2020 and 2021 at the shareholders’ meetings held on April 15, 2020 and April 14, 2021, respectively.

The shareholders shall determine the budget of the directors’ committee and those of its advisors, which, pursuant to Chilean Corporations Act, shall not be less than the aggregate amount of the annual remuneration of the committee members. The directors’ committee shall be allowed to request the recruitment of professionals to fulfill its duties within the limits imposed by the budget. The activities of the directors’ committee, the annual report of the performance of its duties and its expenses, including its advisors’ expenses, shall be included in the annual report and conveyed to the shareholders. The budget of the directors’ committee and its advisors, approved at the shareholders’ meetings held on April 15, 2020, April 14, 2021 and April 13, 2022, is equal to the aggregate amount of the annual remuneration of the committee members.

2)	Audit Committee

In accordance with provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”) and the corporate governance rules of the New York Stock Exchange (“NYSE Rules”) applicable to us as a foreign private issuer with securities listed on a U.S. national exchange, we have an audit committee.

Following the election of a new board at the shareholders´ meeting held on April 14, 2021, the board of directors, at the meeting held the same date, appointed directors Messrs. Vittorio Corbo and Carlos Molina to our audit committee, both of whom meet the independence criteria under the Exchange Act and under the NYSE Rules. The board of directors also resolved that directors Messrs. José Miguel Barros and Francisco Pérez shall participate in the audit committee’s meetings as observers.

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

As approved at the shareholders’ meeting
of Compañía Cervecerías Unidas S.A.
held on April 13, 2022, members and observers of the audit committee are entitled to receive (with effect as of May 2022) a compensation consisting of a monthly gross remuneration for their attendance to audit committee meetings, independent of the number of meetings held in each period, of UF 50 (as of March 31, 2022, approximately CLP 1,586 thousand). The same compensation was approved at the shareholders’ meeting held on April 15, 2020 and April 14, 2021.

The total annual budget for operating cost and advisors of the audit committee, approved at each of the shareholders’ meetings referred to above, amounts to UF 2,000.

D.	Employees

The following table shows the breakdown of our employees by operating segments as of December 31 for each of the years listed below:

	2019	2020	2021
Chile	4,701	4,770	5,000
International Business	2,582	2,583	2,585
Wine	1,273	1,280	1,352
Others (1)	405	418	409
Total	8,961	9,051	9,346

(1)  Includes corporate head office functions only.

All employees whose contracts are terminated for reasons other than misconduct are entitled by law to receive a severance payment. In the last three years, we made severance payments in the amounts of, CLP 5,734 million, CLP 4,806 million and CLP 11,186 million, respectively.

In Chile, permanent employees are entitled to a basic severance payment, as required by law, of one month’s salary for each year, or six-month portion thereof, worked. This condition is subject to a limitation of a total payment of no more than 11 months’ pay for employees hired after August 14, 1981. Severance payments to employees hired before August 14, 1981 are not subject to this limitation. Our employees who are subject to collective bargaining agreements have a contractual benefit to receive a payment in case of resignation, consisting of a payment of one monthly base salary for each full year worked, not subject to a limitation on the total amount payable but subject to a limitation on the total number of employees who can claim the severance benefit during any one year. In 2021, we laid off 357 employees.

Chile Operating segment, Wine Operating segment and Other

In the Chile and Wine Operating segments and Other, as of December 31 of the last three years, we had a total of 6,379, 6,468 and 6,761 permanent employees, respectively. As of December 2021, 4,271 were represented by 43 labor unions. The average tenure of our permanent employees was approximately eight years.

Unionized employees represent approximately 65% of our total permanent workforce. Our management believes it generally has a good relationship with the labor unions representing our employees.

During 2021, 1,579 employees renewed their collective contracts, most of them for a period of two years.

We do not maintain any pension fund or retirement program for our employees. Workers in Chile are subject to a national pension fund law which establishes a system of independent pension plans, administered by Administradoras de Fondos de Pensiones (“AFPs”). We have no liability for the performance of the pension plans or any pension payments to be made to our employees.

In addition to our permanent work force, as of December 31, 2021, we had 1,149 temporary employees, who were hired for specific time periods to satisfy short-term needs.

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

In Argentina, unionized employees represent approximately 73% of our total permanent workforce, moreover in Uruguay this number represent 57% of our total permanent workforce.

In addition to our permanent work force, as of December 31, 2021, we had 518 temporary employees, who were hired for specific time periods to satisfy short-term needs.

E.	Share Ownership

Except as disclosed in “Item 7: Major Shareholders and Related Party Transactions – A. Major Shareholders”, as of March 31, 2022, our senior management and our board members in the aggregate directly owned less than one percent of our shares.

We do not maintain stock option or other programs involving our employees in the capital of the Company.

ITEM 7: Major Shareholders and Related Party Transactions

A.	Major Shareholders

Our only outstanding voting securities are our shares of our common stock. The following table sets forth information concerning the ownership of our common stock as of March 31, 2022:

	Number of shares owned	Ownership %
Inversiones y Rentas S.A. (“IRSA”) (1)	218,109,273	59.0278%
Inversiones IRSA Limitada (1)	25,279,991	6.8416%
Controlling Shareholders	243,389,264	65.8694%
JPMorgan Chase Bank N.A. (ADRs)	76,226,493	20.6295%
Banco De Chile Por Cuenta De State Street	10,666,311	2.8867%
Banco Santander Por Cuenta De Inv. Extranjeros	9,829,889	2.6603%
Banco De Chile Por Cuenta De Terceros No Residentes	9,539,142	2.5816%
Banco De Chile Por Cuenta De Citi Na London Client	1,978,155	0.5354%
Banco De Chile Por Cuenta De Citi Na New York Client	1,942,853	0.5258%
Banco Itau Corpbanca Por Cta. De Inversionistas Extranjeros	1,318,254	0.3568%
Banco Santander-Hsbc Bank Plc London Client Account	557,386	0.1508%
Custodian banks	35,831,990	9.6974%
AFPs as a group (Chilean pension funds)	6,973	0.0019%
Our directors and senior management as a group (2)(3)	69,373	0.0188%
TOTAL	355,524,093	96.2169%

(1)	Inversiones y Rentas S.A. owns 99.9999% of Inversiones IRSA Limitada’s equity.
(2)
Does not include the 243,389,264 shares of our common stock owned, directly and indirectly, by Inversiones y Rentas S.A., which is 50% beneficially owned by Quiñenco, a holding company of the Luksic Group, as discussed below, which is controlled by the Luksic family. Andrónico Luksic, our director, is a member of the Luksic family.

(3)
As of December 31, 2021, our director Francisco Pérez Mackenna has a 0.004% direct ownership interest in Compañía Cervecerías Unidas S.A. with 14,897 shares. Our director Vittorio Corbo Lioi indirectly owns 4,343 shares of Compañía Cervecerías Unidas S.A., equivalent to 0.001%, through the ownership of Vittorio Corbo y Asociados Limitada, of which it holds 82%. Our director José Miguel Barros van Hövell tot Westerflier indirectly owns 49,533 shares of Compañía Cervecerías Unidas S.A., equivalent to 0.013%, through Inversiones Carpe Vitam Limitada. Mr. Juan Boned, senior manager of Compañía Cervecerías Unidas S.A., holds 300 ADRs representing 600 shares of the company, equivalent to a 0.0002% ownership interest.

To the best of our knowledge, our beneficial shareholders who, directly or indirectly, own more than 5% of the outstanding shares of our common stock is IRSA with 65.87%, as of March 31, 2022 and as of the date of this annual report.

CCU is controlled by IRSA, which owns, directly and indirectly, 65.87% of the shares of our common stock. IRSA is a Chilean corporation owned 50% by Quiñenco, which is a holding company of the Luksic Group, and 50% by Heineken Chile Ltda., a subsidiary of Heineken Americas B.V. IRSA directly owns 196,421,725 shares of our common stock and, indirectly, through Inversiones IRSA Limitada, 25,279,991 additional shares of our common stock.

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

As of March 31, 2022, JPMorgan Chase Bank N.A. (“JPMorgan”), the depositary for our ADR facility, was the record owner of 76,226,493 shares of our common stock 20.63% of the outstanding common stock) deposited in our ADR facility.

As of March 31, 2022, we had 3,824 shareholders of record. All shareholders have equal voting rights. It is not practicable for us to determine the number of our ADSs or our common shares beneficially owned in the United States as the depositary for our ADSs only has knowledge of the record holders, including the Depositary Trust Company and its nominees. As a result, we are not able to ascertain the domicile of the final beneficial holders represented by the one ADS record holder in the United States. Likewise, we cannot readily determine the domicile of any of our foreign shareholders who hold our common stock, either directly or indirectly.

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

●	one or more related persons pursuant to the Chilean Securities Market Law;

●
a director, manager, administrator, principal executive officer or liquidator of the company, personally or acting on behalf of a person other than the company, or their respective spouses or close relatives (e.g. parents, father/mother in law, sisters, brothers, sisters/brothers in law);

●
company or concern in which the persons referred to in the above clause are the owners, directly or indirectly through any other individual or corporation, of 10% or more of its capital; or of which any of the persons referred to in the above clause are a director, manager, administrator, principal executive officer thereof;

●
those contemplated by the bylaws of the company or upon sufficient grounds determined by the directors’ committee, as the case may be, which can include subsidiaries in which the company owns, directly or indirectly, at least 95% of the equity or capital stock; and

93

●
those in which the office of director, manager, administrator, principal executive officer or liquidator has been held by a director, manager, administrator, principal executive officer or liquidator of the company within the prior 18 months.

The following persons are considered under the Chilean Securities Market Law to be related persons:

●	any entities within the financial conglomerate to which the company belongs;

●
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

●
persons who are directors, managers, administrators, principal executive officers or liquidators of us, and their spouses or their close relatives (i.e. parents, father/mother in law, sisters, brothers, sisters/brothers in law); as well as any other entity controlled by, directly or indirectly, any one of the above; and

●	any person who, whether acting alone or in agreement with others, may appoint at least one member of our management or controls 10% or more of our voting capital.

The CMF may presume that any individual or corporate entity is related to a company if, because of relationships of equity, administration, kinship, responsibility or subordination, the person:

●	whether acting alone or in agreement with others, has sufficient voting power to influence the company’s management
●	creates conflicts of interest in doing business with the company;
●	in the case of a corporate entity, is influenced in its management by the company; or
●
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

94

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

5.
If a shareholders' extraordinary meeting is called to approve the transaction, the board of directors shall appoint at least one independent advisor who shall report to the shareholders the terms of the transaction, its effects and the potential impact for the company. In the report, the independent advisor shall include all the matters or issues the directors’ committee may have expressly requested to be evaluated. The directors’ committee of the company or, in the absence of such committee, directors not involved in the transaction, shall be entitled to appoint an additional independent advisor, in the event they disagree with the appointment made by the board.

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

Notwithstanding the above, the following related party transactions may be executed, pursuant to letters a), b) and c) of Article 147 of the Chilean Corporations Act, as amended by Law N° 21,314 published on April 13, 2021, without complying with the requirements and procedures stated above, with prior authorization by the board:

1.
Transactions that do not involve a “material amount”. For this purpose, any transaction that is both greater than UF 2,000 (as of March, 31, 2022, approximately CLP 63 million) and in excess of 1% of the corporation’s equity, or involving an amount in excess of UF 20,000 (as of March 31, 2022, approximately CLP 635 million) shall be deemed to involve a material amount. All transactions executed within a 12 month period that are similar or complementary to each other, with identical parties, including related parties, or objects, shall be deemed to be a single transaction.

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

The usual practice policy adopted by the board of directors in the meeting held on January 13, 2010, as amended on July 6, 2011, July 5, 2016, and December 5, 2018 remains available to shareholders at the Company’s offices in Avenida Vitacura N° 2670, 23 rd
Floor, Santiago, Chile, and on the web site www.ccuinvestor.coml. The foregoing website is provided for informational purposes only, and the information thereon is not incorporated into this annual report.

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

On September 28, 2012, CICSA and Amstel Brouwerijen B.V. signed the Trademark License Agreement which provides with the exclusive rights to produce, sell and distribute Amstel beer in Argentina, effective as of August 1, 2012. This agreement has an initial term of ten years, and automatically renew on January 1 of each year for a new period of ten years, unless any party gives notice of its decision not to renew, in which case the agreements will be in force until the last renewal period expires.

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

On November 10, 2014, Central Cervecera de Colombia S.A.S. and Heineken Brouwerijen B.V. signed a Trademark License Agreement which provides us with the exclusive rights to import, produce, sell and distribute Heineken beer in Colombia. This agreement has an initial term of thirteen years as of March 1, 2015, and will each year thereafter (January 1) be automatically renewed for subsequent five-year periods unless, starting in 2029, any party gives notice of its decision not to renew, in which case the agreement will be in force until the expiration of the latest renewal period. This agreement was amended on March 29, 2019 to include Zona Franca Central Cervecera S.A.S. as brewer for the production of Heineken in Colombia.

On July 15, 2015, CICSA, BBO and Heineken Brouwerijen B.V. signed the Ancillary Trademark License Agreement, which provide us with the exclusive rights to produce, sell and distribute Heineken beer in Bolivia, in force as of January 1, 2015. This agreement has an initial term of ten years and will automatically renewed for subsequent five-year periods unless any party gives notice of its decision not to renew, in which case the agreement will be in force until the last renewal period expires.

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

In January 28, 2015, a Trade Mark License Agreement (“TMLA”) was executed between our subsidiary Cervecería CCU and Heineken Brouwerijen B.V. to produce, sell and distribute beer under the brand name Sol in Chile. The TMLA contemplates a ten-year term as of July 1, 2014 and shall each year (as of July 1st) be automatically renewed for a new period of ten years, unless any party has given notice in writing of its decision not to renew.

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

On April 4, 2016, Central Cervecera de Colombia S.A.S. and Heineken Brouwerijen B.V. signed a Trademark License Agreement which provides us with the exclusive rights to import, produce, sell and distribute Tecate beer in Colombia. This agreement came into force on April 1, 2016, will continue to be in force until February 28, 2028, and each year thereafter (January 1) will be automatically renewed for subsequent five-year periods unless, starting in 2029, any party gives notice of its decision not to renew, in which case the agreement will be in force until the expiration of the latest renewal period. This agreement was amended on March 29, 2019 to include Zona Franca Central Cervecera S.A.S. as brewer for the production of Tecate in Colombia.

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

In January 2018, Bebidas del Paraguay S.A. and Heineken Brouwerijen B.V. entered into a Distribution Agreement which provides us with the exclusive rights to distribute Sol beer in Paraguay, effective as of 1 December 2017. This agreement has an initial term of five years and will automatically be renewed for subsequent three-year period unless any party gives notice of its decision not to renew, in which case the agreements will be in force until expiration of the first period or the respective subsequent period.

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

Our principal transactions with related parties for the twelve-month period ended December 31, 2021, are detailed below:

Company	Relationship	Transaction	Amount (in millions of CLP)
Aerocentro S.A.	Related to the subsidiary's shareholder	Sales of products	1
Amstel Brouwerijen B.V.	Related to the controller's shareholder	License and technical assistance	275
Antofagasta Minerals S.A.	Related to the controller's shareholder	Sales of products	3
Banchile Corredores de Bolsa S.A.	Related to the controller's shareholder	Investment Rescue/Investments	207,319
Banco BASA S.A.	Related to the subsidiary's shareholder	Sales of products	2
Banco de Chile	Related to the controller's shareholder	Derivatives/Interests/Investment Rescue/Investments/Sales of products/Services received	947,453
Cadena Farmacenter S.A.	Related to the subsidiary's shareholder	Sales of products	1
Canal 13 SpA.	Related to the controller's shareholder	Services received	1,863
Cementos Concepción S.A.E.	Related to the subsidiary's shareholder	Sales of products	1
Cervecera Valdivia S.A.	Shareholder of subsidiary	Dividends paid	2,447
Cervecería Austral S.A.	Joint venture	Dividends received/Purchase of products/Royalty/Sales of products/Services provided	25,841
Cervecería Kunstmann Ltda.	Related to non-controlling subsidiary	Sales of products/Services received	807
Chajha S.A.	Related to the subsidiary's shareholder	Sales of products	6
Cigar Trading S.R.L.	Related to the subsidiary's shareholder	Sales of products	1
Comercial Patagona Ltda.	Subsidiary of joint venture	Sales of products/Services received	10,435
Consignataria de Ganado S.A.	Related to the subsidiary's shareholder	Sales of products	1
Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Shareholder of subsidiary	Dividends paid/Loan/Purchase of products/Sales of products	1,199
Ecor Ltda.	Related to the subsidiary's shareholder	Services received	77
Emprendimientos Hoteleros S.A.E.C.A.	Related to the subsidiary's shareholder	Sales of products	13
Empresa Nacional de Energía Enex S.A.	Related to the controller's shareholder	Sales of products/Services received	641
Empresas Carozzi S.A.	Shareholder of joint operation	Purchase of products/Sales of products	4,037
ENEX Paraguay S.R.L.	Related to the subsidiary's shareholder	Sales of products	78
Fundación Ramón T. Cartes	Related to the subsidiary's shareholder	Sales of products	1
Ganadera Las Pampas S.A.	Related to the subsidiary's shareholder	Sales of products	5
Hapag-Lloyd Chile SpA.	Related to the controller's shareholder	Services received	455
Heineken Brouwerijen B.V.	Related to the controller's shareholder	License and technical assistance/Purchase of products/Services received	35,422
Inversiones Enex S.A.	Related to the controller's shareholder	Sales of products	1,714
Inversiones Irsa Ltda.	Related to the controller	Dividends paid	19,874
Inversiones PFI Chile Ltda.	Shareholder of joint operation	Purchase of products/Services provided/Services received	18,299
Inversiones Punta Brava S.A.	Related to the controller's shareholder	Services received	39
Inversiones Río Elqui SpA.	Related to non-controlling subsidiary	Interests/Loan	26
Inversiones y Rentas S.A.	Controller	Dividends paid/Services provided	169,266
La Misión S.A.	Related to the subsidiary's shareholder	Sales of products	1
Nestlé Chile S.A.	Shareholder of subsidiary	Dividends paid	6,708
Palermo S.A.	Related to the subsidiary's shareholder	Sales of products	13
Pamplona S.A.	Related to non-controlling subsidiary	Sales of products	1
Prana S.A.	Related to the subsidiary's shareholder	Sales of products	1
QSR S.A.	Related to the subsidiary's shareholder	Sales of products	37
Quiñenco S.A.	Controller's shareholder	Sales of products	21
Radiodifusión SpA.	Related to the controller's shareholder	Services received	285
SAAM Extraportuario S.A.	Related to the controller's shareholder	Services received	27
SAAM Logistics S.A.	Related to the subsidiary's shareholder	Services received	164
Societé des Produits Nestlé S.A.	Related to the subsidiary's shareholder	Royalty	375
Tabacalera del Este S.A.	Related to the subsidiary's shareholder	Sales of products	23
Transbank S.A.	Related to the controller's shareholder	Services received	318
Viña Tabalí S.A.	Related to the controller's shareholder	Services provided	2
Yanghe Chile SpA.	Shareholder of subsidiary	Dividends paid	1,403
Zona Franca Central Cervecera S.A.S.	Joint venture	Capital contribution	5,792

See Note 11 to our consolidated financial statements included herein for detailed information.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8: Financial Information

A.	Consolidated Statements and Other Financial Information

See “Item 18: Financial Statements” and “Item 19: Exhibits” for the Company's Financial Statements and notes, audited by PricewaterhouseCoopers Consultores, Auditores SpA.

Wine Exports

We, through our subsidiary VSPT, exported wine to more than 80 countries in 2021. VSPT is the second-largest wine exporter in Chile. See “Item 4: Information on the Company
– B.
Business Overview
– Competition
– Wine Operating segment”.

The following table presents our total wine exports by volume and sales, as of December of the last three years as percentage of consolidated volume and sales for the last three years:

	2019	2020	2021
Exports (thousands of liters) (1)	66,653	66,403	65,158
% of total consolidated sales volume	2.22%	2.16%	1.88%

Exports (CLP million) (1)	118,719	127,160	128,821
% of total consolidated sales	6.51%	6.85%	5.18%

(1)        Includes Argentinean exports and excludes bulk wine.

Legal Proceedings

See Note 35 "Contingencies and Commitments" of our Financial Statements as of December 31, 2021 included herein.

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

Our board of directors announced at our annual ordinary shareholders’ meeting held on April 14, 2021, its dividend policy for future periods, authorizing the distribution of cash dividends in an amount at least equal to 50% of our Net income of the year attributable to equity holders of the parent company under IFRS for the previous year. Our dividend policy is subject to change in the future due to changes in Chilean law, capital requirements, economic results and/or other factors. During our annual ordinary shareholders’ meeting held on April 14, 2021, a dividend of CLP
139,16548
per share of common stock (CLP 278.33096 per ADS using the ratio as of December 20, 2012 of 1 ADS to 2 common shares) was approved, in addition to the interim dividend of CLP 56 per share of common stock (CLP 112 per ADS) distributed in December 30, 2020. Together, these dividend payments amounted to CLP 72.114 million, representing 75% of the “Net income of the year attributable to equity holders of the parent company” for 2020.

Dividends are paid to shareholders of record at midnight of the fifth business day, including Saturdays, preceding the date set for payment of the dividend. The holders of ADSs on the applicable record dates are entitled to dividends declared for each corresponding period.

The board of directors, in its meeting held on October 6, 2021, approved the distribution, with a charge to 2021’s Net income attributable to equity holders of the parent company, of an interim dividend of CLP 200 per share of common stock (CLP 400 per ADS), totaling CLP 73,900,574,400, which was paid as of October 29, 2021. Additionally, the board of directors, in its meeting held on March 9, 2022, resolved to propose to the next ordinary shareholders meeting, the distribution, with charge to 2021’s Net income attributable to equity holders of the parent company, of a final dividend of CLP 200 per share of common stock (CLP 400 per ADS). The proposal, representing a total payment of CLP 73,900,574,400, was approved at our last annual ordinary shareholders’ meeting held on April 13, 2022 and the final dividend to be paid as of April 28, 2022 to shareholders of record at midnight on April 22, 2022.
Collectively, these dividend payments amount to CLP 147,801 million, representing 74,21% of the “Net income of the year attributable to equity holders of the parent company” for 2021.

Additionally, at an extraordinary meeting held on October 13, 2021, the board of directors agreed to propose to an extraordinary shareholders’ meeting held on November 24, 2021, the distribution of dividend N° 263 in an amount of CLP 447 per share (CLP 894 per ADR), for an aggregate sum of CLP 165,168 million to be charged against retained earnings.

On November 24, 2021, the distribution of such dividend was approved by the extraordinary shareholders’ meeting and payment was made available to shareholders beginning on December 3, 2021.

The following table sets forth the amounts of interim and final dividends and the aggregate amounts of such dividends per share of common stock and per ADS in respect of each of the years indicated:

Year ended	CLP Per share (1)					USD Per ADS (2)
December 31	Interim	Final (3)		Total		Interim	Final (3)		Total
2016	66	110.32		176.32		0.20	0.33		0.53
2017	70	108.89		178.89		0.23	0.36		0.59
2018	140	358.33		498.33		0.41	1.07		1.49
2019	75	179.95		254.95		0.20	0.42		0.62
2020	56	139.17		195.17		0.16	0.40		0.56
2021	200	200.00	(4)	400.00	(4)	0.50	0.49	(4)	0.99	(4)

(1)	Interim and final dividend amounts are expressed in historical pesos
(2)
USD per ADS dividend information provided solely for reference purposes only, as we pay all dividends in CLP. The amounts shown above have been adjusted to reflect this change. The Chilean peso amounts as shown here have been converted into USD at the respective observed exchange rate in effect at each payment date or, in respect of the dividend payable for the year ended December 31, 2021, at the observed exchange rate in effect as of April 26, 2022. Note: The Federal Reserve Bank of New York does not report a noon buying rate for CLP.

(3)	The final dividend with respect to each year is declared and paid within the first five months of the subsequent year.
(4)	Excludes dividend N° 263 in an amount of CLP 447 per share charged against retained earnings.

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

	Santiago Stock Exchange		NYSE
	(per share of common stock)		(per ADS)
	High	Low	High	Low
	(CLP)	(CLP)	(CLP)	(CLP)
Years
2016	8,120	6,500	24.17	18.78
2017	9,300	6,820	29.72	20.31
2018	9,587	7,848	30.35	24.30
2019	9,990	6,850	29.48	17.80
2020	7,868	4,125	20.22	10.72
2021	8,699	5,161	21.82	14.72
2019
1st quarter	9,974	8,600	29.47	24.92
2nd quarter	9,940	8,812	29.48	25.55
3rd quarter	9,990	7,789	29.40	21.71
4th quarter	8,199	6,850	22.52	17.80
2020
1st quarter	7,868	4,989	20.22	11.25
2nd quarter	6,812	5,151	16.62	12.53
3rd quarter	6,440	4,982	15.90	12.66
4th quarter	5,899	4,125	15.79	10.72
2021
1st quarter	6,800	5,161	18.89	14.72
2nd quarter	7,450	6,200	20.24	17.34
3rd quarter	8,699	6,819	21.82	17.03
4th quarter	8.090	6,500	19.49	15.03

Last six months
October 2021	7,175	4,300	17.29	15.59
November 2021	8,090	4,125	19.49	15.63
December 2021	7,056	5,200	16.84	15.03
January 2022	7,100	6,615	17.78	15.99
February 2022	6,697	6,305	17.21	15.30
March 2022	5,490	6,090	18.89	13.52

During the last three years, no significant trading suspensions of the Company's stock have occurred.

B.	Plan of distribution

Not applicable.

C.	Markets

Our common stock is currently traded on the Santiago Stock Exchange, the Chile Electronic Stock Exchange and, until October 8, 2018, the Valparaíso Stock Exchange under the symbol “CCU”. The Santiago Stock Exchange accounted for approximately 94.6%, 93.1% and 95.4% of the trading volume of our common stock in Chile in the last three years, respectively. The remaining 5.4%, 6.9% and 5.6% respectively, was traded mainly on the Chile Electronic Stock Exchange. Shares of our common stock were traded in the United States on the NASDAQ Stock Market between September 24, 1992 and March 25, 1999 and on the NYSE since March 26, 1999, in the form of ADSs, under the symbol “CCU”, with such ADSs being evidenced by ADRs, which until December 20, 2012, had each represented five shares of our common stock. Starting on December 20, 2012, the ratio was changed so that each ADS represented two shares of our common stock. The ADSs are issued under the terms of a deposit agreement dated September 1, 1992, as amended and restated on July 31, 2013, among us, JPMorgan, as depositary, and the holders from time to time of the ADSs.

The trading volume of our ADSs in the NYSE in the last three years is as follows:

Year	Quarter	Traded Volume (thousands of ADS)
2018	1 st quarter	8,848
	2 nd quarter	10,560
	3 rd quarter	14,465
	4 th quarter	12,038
	Total	45,911

2019	1 st quarter	12,259
	2 nd quarter	13,753
	3 rd quarter	17,288
	4 th quarter	24,402
	Total	67,702

2020	1st quarter	22,505
	2nd quarter	13,843
	3rd quarter	11,979
	4th quarter	17,413
	Total	65,740

2021	1 st quarter	20,375
	2 nd quarter	14,654
	3 rd quarter	10,032
	4 th quarter	10,670
	Total	55,731

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10: Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Provided below is a summary of certain material information found in our bylaws and provisions of Chilean law. This summary is not exhaustive. For more information relating to the items discussed in this summary, the reader is encouraged to read our updated bylaws, available in our website at www.ccu.cl. The information on our website is not incorporated by reference into this document.

Registration and corporate purposes
. We are a public corporation (sociedad anónima abierta) organized by means of a public deed dated January 8, 1902, executed before the notary public of Valparaíso, Mr. Pedro Flores, and our existence was approved by Supreme Decree N° 889 of the Treasury Department, dated March 19, 1902, both of which were recorded on the reverse of folio 49, N° 45 of Valparaíso’s Registry of Commerce for 1902, and published in Chile’s Official Gazette on March 24, 1902. We were recorded on March 8, 1982, at Chile’s Securities Registry of the CMF under N° 0007.

The last amendment to our articles of association, which incorporates the resolutions of the extraordinary shareholders’ meeting held on June 18, 2013, that approved to increase the capital of the Company
, by the issuance of 51,000,000 shares, were set forth in a public deed dated June 18, 2013, executed before the notary public of Santiago, Eduardo Diez Morello, an extract of which was recorded on the folio 48,216 N° 32,190 of the Santiago Registry of Commerce for 2013, published in the Official Gazette on June 25, 2013.

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

Rights, preferences and restrictions regarding shares
. At least 30% of our Net income
for each fiscal year are required to be distributed as dividends in cash to our shareholders, unless our shareholders unanimously decide otherwise. Any remaining profits may be used to establish a reserve fund (that may be capitalized at any time, amending the corporate bylaws by the vote of a majority of the voting stock issued), or to pay future dividends.

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

Action necessary to change the rights of holders of stock
. The rights of stockholders are established by law and pursuant to the bylaws of a corporation. For certain modifications of shareholders’ rights, the law requires a special majority, such as the creation, increase, extension, reduction or suppression of preferred stock, which may be adopted only with the consent of at least two-thirds of the affected series. Consequently
,
any other impairment of rights not specifically regulated needs only an absolute majority (more than 50%) of the stock entitled to vote. However, the waiver of the shareholders’ right to receive no less than 30% of the Net income accrued in any fiscal year (minimum dividend) requires the unanimous vote of all stockholders. The above notwithstanding, no decision of the shareholders’ meeting can deprive a shareholder of any part of the stock that he/she owns.

Our bylaws do not contemplate additional conditions in connection with matters described in this subsection.

Shareholders’ meetings
. Our annual shareholders' meetings are to be held during the first four months of each year. During the meetings, determinations are made relating to particular matters, which matters may or may not be specifically indicated in the summons for such meeting.

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

Limitations on the right to own securities
. The right to own any kind of property is guaranteed by the Chilean Constitution, and the Chilean Corporations Act does not contain any general limitation regarding the right to own securities. There are, however, certain limitations on the right of foreigners to own securities of Chilean corporations, but only for certain special types of companies. We are not affected by these limitations, and our bylaws do not contain limitations or restrictions in this regard.

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

Ownership threshold
. Our bylaws do not contain any ownership threshold above which shareholder ownership must be disclosed. For a description of the ownership thresholds mandated by Chilean law, see “– Rights, preferences and restrictions regarding shares” above. See “Item 10: Additional Information – B. Memorandum and Articles of Association – Rights, preferences and restrictions regarding shares”.

Our bylaws do not impose any conditions that are more stringent than those required by law for effecting changes in our capital.

C.	Material Contracts

Not applicable.

D.	Exchange Controls

General Legislation and Regulations
. The Central Bank of Chile is responsible for, among other things, monetary policies and exchange controls in Chile. See “Item 3. Key Information – Selected Financial Data – Exchange Rates”. Foreign investments can be registered with the Central Bank of Chile under Chapter XIV of the Central Bank Foreign Exchange Regulations, which regulates foreign exchange transactions, including access to the Formal Exchange Market. Pursuant to Law N° 20,780, on June 25, 2015 Law N° 20,848 was enacted, replacing Decree Law N° 600 of 1974 and establishing a new statute for direct foreign investments (henceforth, the "New Statute for Foreign Investment"). The New Statute for Foreign Direct Investments went into effect as of January 1, 2016. Foreign investors in companies that maintain a valid foreign investment agreement with the Government of Chile pursuant to the regulations of Decree Law N° 600 will fully retain the rights and obligations set forth in said agreements, provided that the agreements were executed prior to January 1, 2016. The New Statute for Foreign Investment does not grant investors eligibility for a tax invariability regime, which was granted to them by Decree Law N° 600. However, a transitory 4 four-year system was established, under which foreign investors could have requested foreign investment authorizations via the execution of agreements with the Government of Chile, albeit subject to a total income tax rate of 44.5%. This transitory system expired on January 1, 2020.

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

With the issuance of the April 19
th
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

According to the April 19
th
Regulations, foreign exchange transactions performed before April 19, 2001, remained subject to the regulations in effect at the time of the transactions (i.e. Chapter XXVI), unless the interested parties elected the applicability of the April 19 th
Regulations, thereby expressly waiving the applicability of the regulations in force at the time of the execution of the respective transaction.

On January 23, 2002, the Central Bank of Chile issued an entirely new set of Foreign Exchange Regulations, effective March 1, 2002, replacing the April 19 th
Regulations (the “New Rules”). The New Rules preserve the general principle established in the April 19 th
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

This summary does not purport to be complete and is qualified by reference to Chapter XIV of the Central Bank Foreign Exchange Regulations, a copy of which is available in Spanish and English versions at the Central Bank’s website at
www.bcentral.cl
.

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

Gains obtained from the sale or exchange of shares of common stock (as distinguished from sales or exchanges of ADSs representing such shares of common stock) by a foreign holder will be generally subject to both the first category tax and the Chilean Withholding Tax at a rate of 35%. Reduced rates may apply for residents of countries that have a Double Tax Treaty in force with Chile, on a case-by-case basis.

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

a.
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

Taxation of Distributions

Since January 1
st
, 2017, we are subject to Chile’s Partially Integrated System, which may affect the U.S. federal income tax treatment of distributions on our common stock or ADSs. See “Item 10, Additional Information—E. Taxation—Chilean Tax Considerations—Cash dividends and Other Distributions” above. In general, distributions with respect to the common stock or ADSs will, to the extent made from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, constitute dividends for U.S. federal income tax purposes. If a distribution exceeds the amount of our current and accumulated earnings and profits, as so determined under U.S. federal income tax principles, the excess will be treated first as a non-taxable return of capital to the extent of the U.S. holder’s tax basis in the common stock or ADSs, and thereafter as capital gain. We do not intend to maintain calculations of our earnings and profits under U.S. federal income tax principles and, unless and until such calculations are made, U.S. holders should assume all distributions are made out of earnings and profits and constitute dividend income. As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

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

We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we file annual reports and submit other information to the United States Securities and Exchange Commission (the “SEC”). These materials, including this Form 20-F and the exhibits thereto, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. The SEC also maintains a website at http://www.sec.gov/ that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Form 20-F reports and the other information submitted by us to the SEC may be accessed through this website. Additionally, the documents concerning us, which are referred to in this annual report, may be inspected at our principal offices at Vitacura 2670, 23 rd
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

A.	Qualitative Information About Market Risk

Interest Rate Risk

As of December 31, 2021, the Company had no variable interest debt (CLP 8,251 million in 2020).
However, as of December 31, 2020, our financing structure consisted of 2% of debt with variable interest rates, and 98% of debt with fixed interest rates.

To manage the interest rate risk, the Company has a policy which seeks to reduce the volatility of our finance cost, and to maintain a suitable percentage of our debt in fixed interest rate instruments. The financial position is mainly set by the use of short-term and long-term debt, as well as derivative instruments such as cross currency interest rate swaps and cross interest rate swaps.

As of December 31, 2021, after considering the effect of cross currency interest rate swaps and cross interest rate swaps, 100% (100% as of December 31, 2020) of our debt had fixed interest rates.

The terms and conditions of the Company’s obligations as of December 31, 2021, including exchange rates, interest rates, maturities and effective interest rates are detailed in Note 21 to our audited consolidated financial statements included elsewhere in this annual report.

Raw material Price risk
The principal commodity price risk faced by us relate to fluctuations in: 1) prices and supply of barley, malt and cans, which we use for the production of beer, 2) prices of concentrates, sugar and plastic resin, which we use for the production and packaging of soft drinks, and 3) prices of bulk wine and grapes, which we use for the manufacturing of wine and spirits.

Barley, malt and cans.
In Chile, we obtain our supply of malt from local producers and in the international market (mainly from Argentina). With local and Argentine producers, the Company enters into long-term supply agreements in which malt price is set annually, using for this purpose the market price of barley and manufacturing cost established in these agreements.

The purchase commitments made expose the Company to raw materials price fluctuation risk. CCU Argentina acquires malt from local producers. These raw materials represent approximately 8% (7% in 2020 and 6% in 2019) of the direct cost of the Chile Operating segment.

As of December 31, 2021, in the Chile Operation segment, the cost of cans represented approximately 20% of direct costs (19% in 2020 and 17% in 2019). In the International Business Operating segment, the cost of cans represented approximately 38% of direct raw materials costs as of December 31, 2021 (36% in 2020 and 38% in 2019).

Concentrates, Sugar and plastic containers.
The main raw material used in the production of non-alcoholic beverages are concentrates, which are mainly acquired from licensees, sugar and plastic resin for the manufacturing of plastic bottles and containers. The Company is exposed to price fluctuation risks with regard to these raw materials, which jointly represent 30% (24% in 2020 and 31% in 2019) of the direct cost for the Chile Operating segment.
The Company does not engage in hedging raw materials purchases.

Grapes and wine.
The main raw materials used by subsidiary VSPT for wine production are grapes harvested from its own vineyards and grapes and wine acquired from third parties through long-term and spot contracts. In the last 12 months, approximately 26% (20% in 2020) of VSPT’s total wine supply came from its own vineyards. Regarding our export market, and considering our focus on this market, approximately 42% (33% in 2020) of our wine supply for export came from our own vineyards.

The remaining 74% (80% in 2020) supply was purchased from third parties through long-term and spot contracts. In the last 12 months, the subsidiary VSPT acquired 60% (65% in 2020 and 54% in 2019) of the necessary grapes and wine from third parties through spot contracts. Additionally, the long-term transactions were 15% (16% in 2020 and 19% in 2019) of the total supply.

We should consider that as of December 31, 2021, wine represents 60% (59% in 2020 and 60% in 2019) of the total direct cost of the Wine Operating segment, and supplies purchased from third parties represented 36% (38% in 2020 and 33% in 2019).

Exchange Rate Risk

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

As of December 31, 2021, we maintained in Chile foreign currency liabilities amounting to CLP 92,872 million (CLP 101,157 million as of December 31, 2020), mostly denominated in USD. Foreign currency obligations (CLP 12,405 million as of December 31, 2021 and CLP 29,035 million as of December 31, 2020) represent 2% (6% as of December 31, 2020) of total other financial liabilities. The remaining 98% (94% as of December 31, 2020) is mainly denominated in inflation-indexed CLP. In addition, the Company maintains foreign currency assets for CLP 232,289 million (CLP 195,344 million as of December 31, 2020) that mainly correspond to exports in accounts receivable.

Regarding the foreign subsidiaries’ operations, the net exposure assets in USD and other currencies amounted to CLP 17,526 million as of December 31, 2021 (CLP 6,411 million as of December 31, 2020).

To protect the value of the foreign currency assets and liabilities net position of our Chilean operations, we enter into derivative agreements (currency forwards) to hedge against any variation in the Chilean peso as compared to other currencies.

As of Dec
ember 31, 2021, net exposure in foreign currencies of our Chilean operations, after the use of derivative instruments, is passive in the amount of CLP 4,211 million (passive in CLP 1,452 million as of December 31, 2020).

In 2021, of our total sales, 5% (7% in 2020 and 7% in 2019) corresponded to export sales made in foreign currencies, mainly USD, euros and pounds sterling, and of the direct costs, 63% (62% in 2020 and 64% in 2019) correspond to raw material and product purchases in foreign currencies, or indexed to such currencies. We do not actively hedge the variations in the expected cash flows from such transactions.

The Company is also exposed to fluctuations in exchange rates related to the conversion from the Argentine Peso, the Uruguayan Peso, the Paraguayan Guaraní, the Bolivian Peso and the Colombian Peso to Chilean Pesos with respect to assets, liabilities, income and expenses of its subsidiaries in Argentina, Uruguay, Paraguay and Bolivia, and a joint venture in Colombia. The Company does not hedge the risks associated to the conversion of its subsidiaries, whose effects are recorded in equity.

As of December 31, 2021, the net investment in foreign subsidiaries, associated and joint ventures amounted to CLP 355,274 million, CLP 549 million and CLP 125,296 million, respectively (CLP 238,825 million, CLP 1,338 million and CLP 119,778 million as of December 31, 2020).

B.	Quantitative Information About Market Risk

Interest Rate Sensitivity

Most of our debt is at a fixed interest rate, so it is not mainly exposed to fluctuations in interest rates. As of December 31, 2021, our interest-bearing debt amounted to CLP
677,324
million (see Note 21 and 22 to our consolidated financial statements included herein), 100% of which was fixed debt and 2% of which was variable-rate debt (without considering the cross currency interest rate swaps and cross interest rate swaps effects).

The following table summarizes debt obligations with interest rates by maturity date, the related weighted-average interest rates and fair values:

Interest – Bearing Debts as of December 31, 2021

(millions of CLP, except percentages)

Interest bearing liabilities
Fixed rate		2022	2023	2024	2025	2026	Thereafter	Total	Fair Value
CLP (UF) (1)	Bonds and Banks	16,531	27,084	38,469	83,265	36.309	259,560	461,218	355,085
Average interest rate		3.1%	2.3%	2.0%	1.4%	2.0%	2.7%
CLP			62,627	103,343	3,617	2,415	2,415	174,418	162,911
Average interest rate		5.0%	5.3%	3.1%	3.0%	3.0%
USD		14,912	1,813	1,813	312	312	2,233	21,396	19,433
Average interest rate		4.0%	5.8%	5.8%	5.8%	5.8%	5.8%
EUR		124	36	36	-	-	-	196	180
Average interest rate		1.0%	1.0%	1.0%
ARS		4,157	180	180	-	-	-	4,518	4,240
Average interest rate		39.6%	39.6%	39.6%
BOB		1,076	3,013	3,013	2,757	2,757	2,620	15,237	15,237
Average interest rate		5.0%	5.0%	5.0%	5.0%	5.0%	5.0%
UIU		102	91	91	28	28	-	341	286
Average interest rate		9.5%	9.5%	9.5%	9.5%	9.5%
Variable rate
USD		-	-	-	-	-	-	-	-
Average interest rate
Non interest bearing liabilities
Derivate Contract
Cross Interest Rate Swap:
Receive		-	-	-	-	-	-	-	-
Pay		9,081	-	-	-	-	-	9,081	8,813
Forwards		412	-	-	-	-	-	412	412

UF as of December 31, 2021

Commodity Price Sensitivity

The following table summarizes information about our malt, sugar and bulk wine inventories and futures contracts that are sensitive to changes in commodity prices, mainly malt prices. For inventories, the table presents the carrying amount and fair value of the inventories and contracts as of December 31, 2021. For these contracts the table presents the notional amount in tons, the weighted average contract price, and the total dollar contract amount by expected maturity date.

Commodity Price Sensitivity as of December 31, 2021

(millions of CLP, except percentages)

	Carrying Amount	Fair Value
On Balance Sheet Position
Malt inventory (millions of CLP)	7,394	7,394
Bulk wine inventory - raw material (millions of CLP)	43,422	43,422

	Expected Maturity
	2022	2023	2024	2025	2026	Thereafter	Fair Value
Purchase Contracts
Malt:
Fixed Purchase Volume (tons)	203,300	188,000	190,250	101,500	75,000	170,000
Weighted Average Price (USD per ton) (*)	623	623	623	623	623	623
Contract Amount (thousands of USD)	126,554	117,030	118,431	63,184	46,688	105,825	527,891
Sugar:
Fixed Purchase Volume (tons)	53,411	-	-	-	-	-
Weighted Average Price (USD per ton) (*)	633	-	-	-	-	-
Contract Amount (thousands of USD)	33,809	-	-	-	-	-	33,150
Grapes:
Fixed Purchase Volume (tons)	57,390	29,206	15,181	2,758	180	-
Weighted Average Price (CLP per kg.) (*)	268	234	280	423	85	-
Contract Amount (millions of CLP)	15,389	6,840	4,253	1,168	15	-	25,228
Wine:
Fixed Purchase Volume (Mlts)	4,348	-	-	-		-
Weighted Average Price (CLP per liter) (*)	708	-	-	-		-
Contract Amount (millions of CLP)	3,081	-	-	-		-	2,908

(*) Weighted average price estimation is calculated based on expected market prices. Prices to be paid by us are adjusted based on current market conditions.

As of December 31, 2021, we had malt purchase contracts for USD 57.0 million in Chile, compared with USD 52.0 million as of December 31, 2020.

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

The following table summarizes our debt obligations, cash and cash equivalents, accounts receivable, accounts payable and derivative contracts in foreign currencies as of December 31, 2021 in millions of CLP, according to their maturity date, weighted-average interest rates and fair values:

Exchange Rate Sensitivity as of December 31, 2021
(millions of CLP, except percentages and exchange rate)

	2022	2023	2024	2025	2026	Thereafter	Total	Fair Value
Debt Obligations
Variable rate (USD)
Short and medium term	-	-	-	-	-	-	-	-
Average int. rate: Libor +
Fixed rate (USD)
Short and medium term	14,912	1,813	1,813	312	312	2,233	21,396	19,433
Interest rate	4.0%	5.8%	5.8%	5.8%	5.8%	5.8%
Fixed rate (EUR)
Short and medium term	124	36	36	-	-	-	196	180
Interest rate	1.0%	1.0%	1.0%

Cash and Cash
Equivalents (1)
USD	32,326						32,326	32,326
Others	4,974						4,974	4,974
TOTAL	37,300						37,300	37,300

Accounts Receivable (1)
USD	38,730						38,730	38,730
EUR	10,591						10,591	10,591
Others	2,216						2,216	2,216
TOTAL	51,537						51,537	51,537

(1)

Figures as of December 31, 2021.

Notional amount	2022	2023	2024	2025	2026	Thereafter	Total	Fair Value
Derivate Contracts (in
millions of CLP)
Receive USD	8,232	-	-	-	-	-	8,232	8,232
Pay USD	798	529	531	17,158	-	-	19,015	18,024
Receive EUR	1,413	-	-	-	-	-	1,413	1,413
Pay EUR	209	156	157	9,634	-	-	10,156	10,249
Receive Others	194	-	-	-	-	-	194	194
Pay Others	90	-	-	-	-	-	90	90

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

12.D.4. Depositary Payments

In 2021 Compañía Cervecerías Unidas S.A. received from JPMorgan USD 1,479,591.40 as depositary payments and reimbursements pursuant to the corresponding tax retention, in connection with our ADR program.

PART II

ITEM 13: Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15: Controls and Procedures

(a) Controls and Procedures. The Company’s management, with the participation of the chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2021. Based on this evaluation, the chief executive officer and chief financial officer concluded that the disclosure controls and procedures were effective as of December 31, 2021.

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

(b) Management’s Annual Report on Internal Control over Financial Reporting. Our management, including our chief executive officer and chief financial officer, are responsible for establishing and maintaining adequate internal controls over financial reporting and has assessed the effectiveness of our internal control over financial reporting as of December 31, 2021 based on the criteria established in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on such criteria, our management has concluded that, as of December 31, 2021 our internal control over financial reporting is effective.

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

The effectiveness of our internal control over financial reporting as of December 31, 2021 has been audited by PricewaterhouseCoopers Consultores, Auditores SpA, an independent registered public accounting firm, as stated in their report which appears herein.

(c) Attestation Report of the Registered Public Accounting Firm. See our audited consolidated financial statements included herein.

(d) Changes in internal control over financial reporting. Except as noted below, during the period ended December 31, 2021, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

During 2021 the Company completed the implementation of SAP in its subsidiaries in Chile as its Enterprise Resource Planning (“ERP”) platform. Although this implementation digitized certain accounting activities and allowed for enhanced capabilities within the accounting function, it did not significantly affect the overall controls and procedures followed by us in establishing internal controls over financial reporting.

(e) Whistle-blowing procedure. We have a whistle-blowing procedure which allows any employee of CCU, of its associates or any person, to communicate to a designated person questionable practices or activities that constitute a breach of accounting procedures, internal controls, audit matters and the Code of Business Conduct.

ITEM 16A: Audit Committee Financial Expert

At the board of directors’ meeting held on April 14, 2021, the board of directors appointed directors Messrs. Vittorio Corbo and Carlos Molina to our audit committee, both of whom meet the independence criteria under the Exchange Act and under the NYSE Rules. The board of directors also resolved that directors Messrs. José Miguel Barros and Francisco Pérez shall participate in the audit committee’s meetings as observers.

We do not have an audit committee financial expert serving on our audit committee, as such term is defined under Item 407 of Regulation S-K. We do not have an audit committee financial expert because we are not required to appoint one under Chilean law.

ITEM 16B: Code of Ethics

We have adopted a Code of Business Conduct that applies to all of our executive officers and employees. Our Code of Business Conduct is available on our website at
www.ccu.cl
or
www.ccuinvestor.com
. Our code of ethics was updated on March 4, 2014 and no waivers, either explicit or implicit, of provisions of the code of ethics have been granted to the chief executive officer, chief financial officer or chief accounting officer. The information on our website is not incorporated by reference into this document.

In December 2013, we adopted a Code of Conduct of the board of directors that applies to all of the members of our board of directors, which was updated in July and December 2015. This Code of Conduct is available on our website at
www.ccu.cl
or
www.ccuinvestor.com
. The Code of Conduct sets forth certain basic principles intended to guide the actions of our directors, as well as certain procedures, policies and corporate governance best practices. The Code of Conduct covers matters of confidentiality, access to independent experts, and orientation of newly elected directors and review of information regarding candidates for election to the board of directors. The Code of Conduct also establishes rules and procedures regarding conflicts of interest. The information on our website is not incorporated by reference into this document.

ITEM 16C: Principal Accountant Fees and Services

The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers Consultores, Auditores SpA, during the fiscal years ended December 31, 2019, 2020 and 2021:

	2019	2020	2021
	(millions of CLP)
Audit Fees	864	822	840
Audit-Related Fees	0	0	0
Tax Fees	6	3	7
All Other Fees	16	10	1
Total Fees	886	835	848

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

Composition of the board of directors; independence
.
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

Under the Chilean Corporations Act an open stock corporation must have at least one independent director (out of a minimum of seven directors) when its market capitalization reaches or exceeds UF 1.5 million (as of March 31, 2022 approximately CLP 47,592 million) and at least 12.5% of its outstanding shares with voting rights are in the possession of shareholders that individually control or possess less than 10% of such shares. In addition, the Chilean Corporations Act enumerates a number of relationships that preclude independence. Chilean law also establishes a number of principles of general applicability designed to avoid conflicts of interests and to establish standards for related party transactions. Specifically, directors elected by a group or class of shareholders have the same duties to the company and to the other shareholders as the rest of the directors, and all transactions with the company in which a director has an interest must be in the interest of and for the benefit of the company, relative in price, terms and conditions to those prevailing in the market at the time of its approval and comply with the requirements and procedures set forth in Chapter XVI of the Chilean Corporations Act. See “Item 7: Major Shareholders and Related Party Transactions”. Additionally, pursuant to the Chilean Corporations Act, as amended by Law N° 21,314 published on April 13, 2021, the powers and duties of the directors’ committee currently include to propose to the board of directors a general policy for managing conflicts of interest. See “Item 6: Directors, Senior Management and Employees – C. Board Practices – Directors’ Committee”.

Furthermore, such transactions must be reviewed by the directors’ committee (as defined below); they require prior approval by the board of directors and must be disclosed at the next meeting of shareholders, unless such transactions fall within one of the exemptions contemplated by the Chilean Corporations Act or, if applicable, included in the usual practice policy approved by the board of directors. See “Item 7: Major Shareholders and Related Party Transactions”. Pursuant to NYSE rule 303A.00, we may follow Chilean practices and are not required to have a majority of independent directors.

Committees
.
The NYSE listing standards require that listed companies have a nominating/corporate governance committee, a compensation committee and an audit committee. Each of these committees must consist solely of independent directors and must have a written charter that addresses certain matters specified by the listing standards.

Under Chilean law, the only board committee that is required is the directors’ committee (
comité de directores
), composed of three members, such committee having a direct responsibility to (a) review the company’s financial statements and the independent auditors’ report and issue an opinion on such financial statements and report prior to their submission for shareholders’ approval, (b) propose to the board of directors the independent accountants and the risk rating agencies, which the board must then propose to the shareholders, (c) review related party transactions, and issue a report on such transactions, (d) to propose to the board of directors a general policy for managing conflicts of interest  and issue an opinion regarding the general usual practice policies established pursuant to the second paragraph of Article 147 of Chapter XVI of the Chilean Corporations Act, (e) review the managers, principal executive officers’ and employees’ compensation policies and plans; (f) to prepare an annual report of the performance of its duties, including the principal recommendations to shareholders; (g) advise the board of directors as to the suitability of retaining non-audit services from its external auditors, if the nature of such services could impair their independence; and (h) perform other duties as defined by the company’s bylaws, by a shareholders’ meeting or by the board. Requirements to be deemed an independent director are set forth in “Item 6: Directors, Senior Management and Employees – C. Board Practices – Directors’ Committee”.

Pursuant to NYSE Rule 303A.06, we must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act by July 31, 2005. At the board of directors´ meeting held on April 14, 2021, following the election of a new board at the shareholders´ meeting held the same date, the board of directors appointed directors Messrs. Vittorio Corbo and Carlos Molina to our audit committee. Mr. Corbo and Mr. Molina meet the independence criteria under the Exchange Act and under the NYSE Rules. The board of directors also resolved that directors Messrs. José Miguel Barros and Francisco Pérez shall participate in the audit committee’s meetings as observers.

Shareholder approval of equity-compensation plans
.
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

Corporate Governance Guidelines
.
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

Chilean law does not require that such corporate governance guidelines be adopted. Director responsibilities and access to management and independent advisors are directly provided for by applicable law. Director compensation is determined by the annual meeting of shareholders pursuant to applicable law. As a foreign private issuer, we may follow Chilean practices and are not required to adopt corporate governance guidelines. Pursuant to CMF rules the company is only required to disclose whether or not it has adopted corporate governance guidelines regarding, among others, the matters referred to above
,
 and that, pursuant to CMF´s General Rule N° 461 of 2021, will be required to be made in its annual report to be published in 2023, corresponding to fiscal year ended December 31, 2022
.

Nonetheless, Law N° 21,314 published on April 13, 2021, which amended the Chilean Corporations Act, provides that the board of directors of the parent company of a company that is subject to CMF supervision shall establish and communicate a general policy relating to the election of directors in its subsidiaries; such policy will contain, at a minimum the information required by means of a general regulation to be issued by the CMF.

Code of Business Conduct
.
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

Manual of Information of Interest to the Market
. In 2008, the SVS (currently “Comisión para el Mercado Financiero”, or “CMF”) promulgated new rules which required publicly traded companies to adopt a manual regarding disclosure of information of interest to the market, board members and executives shares transactions and blackout periods for such transactions. This manual applies to our directors, the directors of our subsidiaries, our executive officers, some of our employees which may be in possession of confidential, reserved or privileged information of interest, and to our advisors. The manual became effective on June 1, 2008. A copy of the manual regarding disclosure of information of interest to the market, as amended on March 18, 2010 and March 4, 2020, is available in our website at
www.ccu.cl
or
www.ccuinvestor.com
. The information on our website is not incorporated by reference into this annual report.

Pursuant to Law N° 21,314 published on April 13, 2021, which amended the Chilean Corporations Act, without prejudice to the policies adopted by each issuer, the directors, managers, administrators and principal executive officers of an issuer of publicly traded securities, as well as their spouses, cohabitants and certain close relatives (i.e. parents, father/mother in law, sisters, brothers, sisters/brothers in law), may not carry out, directly or indirectly, transactions on the securities issued by the issuer, within thirty days prior to the disclosure of the quarterly or annual financial statements of the latter. Additionally, such issuers must always publish the date on which their next financial statements will be disclosed, at least thirty days prior to such disclosure.

Executive Sessions
. To empower non-management directors to serve as a more effective check on management, NYSE listing standards provide that non-management directors of each company must meet at regularly scheduled executive sessions without management.

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

Certification Requirements
. Under NYSE listing standards, Section 303A.12(a) provides that each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards, and Section 303A.12(b) provides that each listed company CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any material non-compliance with any applicable provisions of Section 303A.

As a foreign private issuer, we must comply with Section 303A.12(b) of the NYSE listing standards, but we are not required to comply with 303A.12(a).

ITEM 16H: Mine Safety Disclosure

Not applicable.

ITEM 16I: Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

ITEM 17: Financial Statements

The Company has responded to Item 18 in lieu of responding to this item.

ITEM 18: Financial Statements

See Annex for the Financial Statements.

ITEM 19: Exhibits

Index to Exhibits

1.1
Unofficial English translation of the By-laws of Compañía Cervecerías Unidas S.A. (incorporated by reference to Exhibit 3.1 of Compañía Cervecerías Unidas S.A.’s registration statement on Form F-3 (File N° 333-190641) filed on August 8, 2013).

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

Date: April 27
th
, 2022

COMPAÑÍA CERVECERÍAS UNIDAS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
(Figures expressed in thousands of Chilean pesos)
As of and for the year ended December 31, 2021

F-1

F-2

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Compañía Cervecerías Unidas S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Compañía Cervecerías Unidas S.A. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows  for each of the three years in the period ended  December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”).  We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

F-3

Compañía Cervecerías Unidas S.A.
2

Definition and Limitations of Internal Control over Financial Reporting

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates

Intangible Assets with Indefinite Useful Life (Trademarks) and Goodwill Impairment Assessment

As described in Notes 2.15, 2.16, 17 and 18 to the consolidated financial statements, the Company’s consolidated intangible assets with indefinite useful life (trademarks) and goodwill balances, at December 31, 2021, were ThCh$ 121,643,175 and ThCh$ 131,172,835, respectively. Management conducts an impairment test annually or more frequently if events or changes in circumstances indicate potential impairment. An impairment loss is recognized for the amount by which the carrying amount of the cash generating unit exceeds its recoverable amount. The recoverable amount of the cash generating unit is the higher of value in use and fair value less costs to sell. The value in use is determined by management using a discounted cash flow model. Management’s cash flow projections included significant judgments and assumptions relating to perpetual growth rates and discount rates.

F-4

Compañía Cervecerías Unidas S.A.
3

The principal considerations for our determination that performing procedures relating to the intangible assets with indefinite useful life (trademarks) and goodwill impairment assessment is a critical audit matter are (i) the significant judgment by management when developing the value-in-use calculation of the cash generating units; (ii)  a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s cash flow projections and significant assumptions related perpetual growth rates and discount rates; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s intangible assets with indefinite useful life (trademarks) and goodwill impairment assessment, including controls over the valuation of the Company’s cash generating units. These procedures also included, among others (i) testing management’s process for developing the estimate; (ii) evaluating the appropriateness of the discounted cash flow model; (iii) testing the completeness and accuracy of underlying data used in the model; and (iv) evaluating the reasonableness of the significant assumptions used by management related to the perpetual growth rates and discount rates. Evaluating management’s assumptions related to the revenue growth rates involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the cash generating units, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and the discount rates assumptions.

/s/ PricewaterhouseCoopers Consultores Auditores SpA
Santiago, Chile
April 27, 2022

We have served as the Company’s auditor since at least 1992, which is when the Company became subject to SEC reporting requirements. We have not been able to determine the specific year we began serving as auditor of the Company.

F-5

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Financial Position (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF FINANCIAL
POSITION

ASSETS	Notes	As of December 31, 2021	As of December 31, 2020
		ThCh$	ThCh$
Current assets
Cash and cash equivalents	8	265,568,125	396,389,016
Other financial assets	7	23,851,496	12,212,588
Other non-financial assets	9	29,330,418	15,278,558
Trade and other current receivables	10	372,995,729	275,387,923
Accounts receivable from related parties	11	5,307,264	5,313,079
Inventories	12	353,427,061	231,843,261
Biological assets	13	12,546,705	10,595,029
Current tax assets	25	26,062,856	10,865,347
Total current assets other than non-current assets of disposal groups classified as held for sale		1,089,089,654	957,884,801
Non-current assets of disposal groups classified as held for sale	14	2,282,720	2,121,327
Total Non-current assets of disposal groups classified as held for sale		2,282,720	2,121,327
Total current assets		1,091,372,374	960,006,128

Non-current assets
Other financial assets	7	31,252,095	11,953,435
Other non-financial assets	9	8,266,355	8,479,668
Trade and other non-current receivables	10	3,801,244	1,860,635
Accounts receivable from related parties	11	104,197	132,555
Investments accounted for using equity method	16	138,114,480	131,106,785
Intangible assets other than goodwill	17	151,943,693	128,257,441
Goodwill	18	131,172,835	117,190,763
Property, plant and equipment (net)	19	1,222,261,454	1,082,515,880
Investment property	20	9,551,614	7,705,942
Right of use assets	22	28,335,983	25,079,352
Deferred tax assets	25	30,571,219	51,044,712
Non-current tax assets	25	3,094	3,236
Total non-current assets		1,755,378,263	1,565,330,404
Total Assets		2,846,750,637	2,525,336,532

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements.
F-6

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Financial Position (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

LIABILITIES AND EQUITY	Notes	As of December 31, 2021	As of December 31, 2020
LIABILITIES		ThCh$	ThCh$
Current liabilities
Other financial liabilities	21	101,426,359	69,129,474
Current lease liabilities	22	6,152,361	4,934,639
Trade and other current payables	23	515,522,729	324,521,077
Accounts payable to related parties	11	26,208,319	18,432,354
Other current provisions	24	2,544,973	2,984,518
Current tax liabilities	25	35,066,792	21,251,222
Provisions for employee benefits	26	50,677,101	39,900,588
Other non-financial liabilities	27	43,516,630	40,370,214
Total current liabilities		781,115,264	521,524,086
Non-current liabilities
Other financial liabilities	21	458,269,843	412,876,856
Non-current lease liabilities	22	29,009,023	27,200,272
Trade and other non-current payables	23	29,457	19,875
Other non-current provisions	24	451,079	488,465
Deferred tax liabilities	25	118,085,671	118,729,946
Provisions for employee benefits	26	34,274,997	35,678,357
Total non-current liabilities		640,120,070	594,993,771
Total liabilities		1,421,235,334	1,116,517,857

EQUITY
Equity attributable to equity holders of the parent	28
Paid-in capital		562,693,346	562,693,346
Other reserves		(87,255,912)	(187,924,176)
Retained earnings		832,180,798	921,805,285
Total equity attributable to equity holders of the parent		1,307,618,232	1,296,574,455
Non-controlling interests	29	117,897,071	112,244,220
Total Shareholders' Equity		1,425,515,303	1,408,818,675
Total Liabilities and Shareholders' Equity		2,846,750,637	2,525,336,532
The accompanying notes 1 to 36 are an integral part of these consolidated financial statements.
F-7

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Income (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF INCOME

CONSOLIDATED STATEMENT OF INCOME	Notes	For the years ended December 31,
		2021	2020	2019
		ThCh$	ThCh$	ThCh$
Net sales	6	2,484,712,280	1,857,593,678	1,822,540,697
Cost of sales	30	(1,291,559,797)	(984,035,922)	(908,318,190)
Gross margin		1,193,152,483	873,557,756	914,222,507
Other income by function	31	11,808,439	19,295,892	22,584,710
Distribution costs	30	(438,601,936)	(337,101,549)	(327,543,973)
Administrative expenses	30	(161,390,779)	(138,811,668)	(136,975,243)
Other expenses by function	30	(284,087,358)	(230,349,566)	(241,479,749)
Other gains (losses)	32	9,590,450	(11,410,085)	3,156,799
Income from operational activities		330,471,299	175,180,780	233,965,051
Finance income	33	14,263,669	3,451,143	13,117,641
Finance costs	33	(35,660,493)	(28,714,063)	(27,720,203)
Share of net income (loss) of joint ventures and associates accounted for using the equity method	16	226,026	(8,437,209)	(16,431,759)
Gains (losses) on exchange differences	33	(10,149,345)	2,551,823	(9,054,155)
Result as per adjustment units	33	2,529,298	(429,198)	(8,255,001)
Income before taxes		301,680,454	143,603,276	185,621,574
Income tax expense	25	(82,629,773)	(35,408,420)	(39,975,914)
Net income		219,050,681	108,194,856	145,645,660

Net income attributable to:
Equity holders of the parent		199,162,731	96,152,272	130,141,692
Non-controlling interests	29	19,887,950	12,042,584	15,503,968
Net income		219,050,681	108,194,856	145,645,660
Basic earnings per share (Chilean pesos) from:
Continuing operations		539.00	260.22	352.21
Diluted earnings per share (Chilean pesos) from:
Continuing operations		539.00	260.22	352.21

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements.
F-8

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Comprehensive Income (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	Notes	For the years ended December 31,
		2021	2020	2019
		ThCh$	ThCh$	ThCh$
Net income		219,050,681	108,194,856	145,645,660
Other comprehensive income
Components of other comprehensive income (loss) that will not be reclassified to income for the year, before taxes
Gains (losses) from defined benefit plans	28	5,216,580	(1,859,692)	(4,127,305)
Other comprehensive income (loss) that will not be reclassified to income for the year, before taxes		5,216,580	(1,859,692)	(4,127,305)
Components of other comprehensive income (loss) that will be reclassified to income for the year, before taxes
Gains (losses) on exchange differences on translation	28	109,288,972	(55,220,514)	17,077,670
Gains (losses) on cash flow hedges	28	2,168,254	4,068,855	345,986
Other comprehensive income (loss) that will be reclassified to income for the year, before taxes		111,457,226	(51,151,659)	17,423,656
Other comprehensive income (loss), before tax		116,673,806	(53,011,351)	13,296,351
Income taxes related to components of other comprehensive income (loss) that will not be reclassified to income for the year
Income tax relating to defined benefit plans	28	(1,444,133)	488,246	1,107,699
Income taxes related to components of other comprehensive income (loss) that will not be reclassified to income for the year		(1,444,133)	488,246	1,107,699
Income taxes related to components of other comprehensive income (loss) that will be reclassified to income for the year
Income tax relating to cash flow hedges	28	(585,430)	(1,098,591)	(93,416)
Income taxes related to components of other comprehensive income (loss) that will be reclassified to income for the year		(585,430)	(1,098,591)	(93,416)
Total other comprehensive income (loss)		114,644,243	(53,621,696)	14,310,634
Comprehensive income		333,694,924	54,573,160	159,956,294
Comprehensive income attributable to:
Equity holders of the parent		306,785,276	45,778,810	143,626,508
Non-controlling interests		26,909,648	8,794,350	16,329,786
Total Comprehensive income		333,694,924	54,573,160	159,956,294

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements.
F-9

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Changes in Equity (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

STATEMENT OF CHANGES IN EQUITY	Paid in capital	Other reserves				Total other reservations	Retained earnings	Equity attributable to equity holders of the parent	Non-controlling interests	Total Shareholders' Equity
	Common Stock	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Other reserves
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balanced as of January 1, 2019	562,693,346	(118,054,328)	80,188	(4,840,574)	(28,233,512)	(151,048,226)	868,481,588	1,280,126,708	108,989,235	1,389,115,943
Changes
Final dividends (1)	-	-	-	-	-	-	(30,689,081)	(30,689,081)	-	(30,689,081)
Interim dividends (2)	-	-	-	-	-	-	(27,712,715)	(27,712,715)	-	(27,712,715)
Interim dividends according to policy (3)	-	-	-	-	-	-	(37,358,131)	(37,358,131)	-	(37,358,131)
Other increase (decrease) in Equity (5)	-	-	-	-	-	-	-	-	(11,918,592)	(11,918,592)
Effects business combination (6)	-	-	-	-	60,881	60,881	-	60,881	639,893	700,774
Total comprehensive income (loss) (7)	-	16,122,893	249,503	(2,887,580)	-	13,484,816	130,141,692	143,626,508	16,329,786	159,956,294
Increase (decrease) through changes in ownership interests in subsidiaries (8)	-	-	-	-	-	-	-	-	832,731	832,731
Total changes in equity	-	16,122,893	249,503	(2,887,580)	60,881	13,545,697	34,381,765	47,927,462	5,883,818	53,811,280
AS OF DECEMBER 31, 2019	562,693,346	(101,931,435)	329,691	(7,728,154)	(28,172,631)	(137,502,529)	902,863,353	1,328,054,170	114,873,053	1,442,927,223
Balanced as of January 1, 2020	562,693,346	(101,931,435)	329,691	(7,728,154)	(28,172,631)	(137,502,529)	902,863,353	1,328,054,170	114,873,053	1,442,927,223
Changes
Final dividends (1)	-	-	-	-	-	-	(29,134,204)	(29,134,204)	-	(29,134,204)
Interim dividends (2)	-	-	-	-	-	-	(20,692,161)	(20,692,161)	-	(20,692,161)
Interim dividends according to policy (3)	-	-	-	-	-	-	(27,383,975)	(27,383,975)	-	(27,383,975)
Other increase (decrease) in Equity (5)	-	-	-	-	-	-	-	-	(12,093,177)	(12,093,177)
Effects business combination (6)	-	-	-	-	-	-	-	-	573,955	573,955
Total comprehensive income (loss) (7)	-	(52,043,623)	2,968,182	(1,298,021)	-	(50,373,462)	96,152,272	45,778,810	8,794,350	54,573,160
Increase (decrease) through changes in ownership interests in subsidiaries (9)	-	-	-	-	(48,185)	(48,185)	-	(48,185)	96,039	47,854
Total changes in equity	-	(52,043,623)	2,968,182	(1,298,021)	(48,185)	(50,421,647)	18,941,932	(31,479,715)	(2,628,833)	(34,108,548)
AS OF DECEMBER 31, 2020	562,693,346	(153,975,058)	3,297,873	(9,026,175)	(28,220,816)	(187,924,176)	921,805,285	1,296,574,455	112,244,220	1,408,818,675
Balanced as of January 1, 2021	562,693,346	(153,975,058)	3,297,873	(9,026,175)	(28,220,816)	(187,924,176)	921,805,285	1,296,574,455	112,244,220	1,408,818,675
Changes
Final dividends (1)	-	-	-	-	-	-	(24,038,068)	(24,038,068)	-	(24,038,068)
Interim dividends (2)	-	-	-	-	-	-	(73,900,574)	(73,900,574)	-	(73,900,574)
Interim dividends according to policy (3)	-	-	-	-	-	-	(25,680,792)	(25,680,792)	-	(25,680,792)
Eventual dividends (4)	-	-	-	-	-	-	(165,167,784)	(165,167,784)	-	(165,167,784)
Other increase (decrease) in Equity (5)	-	-	-	-	-	-	-	-	(16,003,620)	(16,003,620)
Total comprehensive income (loss) (7)	-	102,229,659	1,812,733	3,580,153	-	107,622,545	199,162,731	306,785,276	26,909,648	333,694,924
Increase (decrease) through changes in ownership interests in subsidiaries (10)	-	-	-	-	(6,954,281)	(6,954,281)	-	(6,954,281)	(5,253,177)	(12,207,458)
Total changes in equity	-	102,229,659	1,812,733	3,580,153	(6,954,281)	100,668,264	(89,624,487)	11,043,777	5,652,851	16,696,628
AS OF DECEMBER 31, 2021	562,693,346	(51,745,399)	5,110,606	(5,446,022)	(35,175,097)	(87,255,912)	832,180,798	1,307,618,232	117,897,071	1,425,515,303
(1)	Corresponds to the differences between the final dividend and CCU’s policy of distributing a minimum dividend of at least 50% of income ( Note 28 - Common Shareholders’ Equity ).
(2)	Corresponds to Interim dividends that were paid on December 26, 2019 and on December 30, 2020 as agreed by the Board of Directors.
(3)
Corresponds to the differences between CCU’s policy to distribute a minimum dividend of at least 50% of the income (
Note 28- Common Shareholders’ Equity
) and the interim dividends declared or payed as of December 31 of each year.

(4)	Corresponds to eventual dividend No. 263 that was paid as of December 3, 2021, against retained earnings ( Note 28 - Equity attributable to owners of the parent company ).
(5)	Mainly related to dividends to Non-controlling interest.
(6)	See Note 15 – Business combinations. For the year 2019, letter c) and for 2020 and 2021 letter d).
(7)	See Note 28 - Common Shareholders’ Equity.
(8)	See Note 1 – General information, letter C, number (3).
(9)	See Note 1 – General information, letter C, number (11) and (8).
(10)	See Note 1 – General information, letter C, number (15) and (16).

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Cash Flow (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF CASH FLOW

CONSOLIDATED STATEMENT OF CASH FLOW	Notes	For the years ended as of December 31,
		2021	2020	2019
		ThCh$	ThCh$	ThCh$
Cash flows from operating activities
Classes of cash receipts from operating activities:
Proceeds from goods sold and services rendered		3,138,938,727	2,330,736,906	2,398,342,913
Other proceeds from operating activities		29,473,825	28,546,743	34,857,922
Classes of cash payments from operating activities:
Payments of operating activities		(2,048,281,794)	(1,469,361,333)	(1,548,279,410)
Payments of salaries		(306,253,056)	(248,429,890)	(240,710,775)
Other payments for operating activities		(424,596,756)	(312,075,275)	(302,964,849)
Cash flow from operations		389,280,946	329,417,151	341,245,801
Dividends received		1,841,000	656,445	428,681
Interest paid		(28,984,610)	(21,975,481)	(24,943,412)
Interest received		14,282,579	2,106,264	13,053,176
Income tax paid		(78,971,520)	(43,031,710)	(93,733,867)
Other cash movements	32	(4,092,822)	13,496,844	6,269,666
Net cash inflow from operating activities		293,355,573	280,669,513	242,320,045

Cash flows from investing activities
Cash flows used to obtain control of subsidiaries or other businesses	8	-	(1,028,076)	(8,652,268)
Charges to related entities		31,495	29,702	-
Proceeds from the sale of interests in joint ventures	10	-	1,273,947	1,240,461
Other payments to acquire interests in joint ventures	8	(5,791,718)	(19,287,372)	(13,549,638)
Proceeds from sales of property, plan and equipment		147,274	392,213	6,049,705
Purchase of property, plant and equipment		(169,667,429)	(117,013,658)	(134,668,653)
Purchases of intangibles assets		(2,186,553)	(5,773,071)	(5,819,196)
Proceeds from other long term assets classified as investing activities	16	-	-	11,200,000
Other cash movements		(1,525,602)	861,168	13,863
Net cash (outflow) from investing activities		(178,992,533)	(140,545,147)	(144,185,726)

Cash flows from financing activities
Proceeds from changes in ownership interests in subsidiaries that do not result in loss of control	8	(12,207,458)	(86,912)	-
Proceeds from long-term loans and bonds		92,951,539	196,786,489	25,641,701
Proceeds from short-term loans and bonds		7,274,374	72,550,018	25,347,785
Total proceeds from loans and bonds		100,225,913	269,336,507	50,989,486
Loan form related entities		25,616	10,000	-
Loan and bonds payments		(46,050,971)	(95,956,307)	(27,049,506)
Payments of lease liabilities		(7,630,800)	(6,857,420)	(6,416,902)
Payments of loan from related parties		-	(10,000)	-
Dividends paid		(274,136,472)	(102,135,646)	(218,035,429)
Other cash movements		6,130,317	449,333	1,092,190
Net cash (outflow) inflow from financing activities		(233,643,855)	64,749,555	(199,420,161)

Net (decrease) increase in cash and cash equivalents		(119,280,815)	204,873,921	(101,285,842)
Effects of exchange rate changes on cash and cash equivalents		(11,540,076)	(4,854,129)	(21,358,984)
Increase (decrease) in cash and cash equivalents		(130,820,891)	200,019,792	(122,644,826)

Cash and cash equivalents at beginning of the year		396,389,016	196,369,224	319,014,050
Cash and cash equivalents at end of the year	8	265,568,125	396,389,016	196,369,224

The accompanying notes 1 to 36 are an integral part of these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Note 1
General Information

A)	Company information

Compañía Cervecerías Unidas S.A. (hereinafter also “CCU”, “the Company” or “the Parent Company”) was incorporated in Chile as an open stock company, and is registered in the Securities Registry of the Comisión para el Mercado Financiero (CMF) under Nº 0007, and consequently, the Company is overseen by the CMF. The Company’s shares are traded in Chile on the Santiago Stock Exchange and Electronic Stock Exchange. The Company is also registered with the United States of America Securities and Exchange Commission (SEC) and its American Depositary Shares (ADS)’s are traded in the New York Stock Exchange (NYSE). There was an a mendment to the Deposit Agreement dated December 3, 2012, between the Company, JP Morgan Chase Bank, NA and all holders of ADRs, whereby there was a change in the ADS ratio from 5 common shares for each ADS to 2 common shares for each ADS, effective as of December 20, 2012.

CCU is a multi-category beverage company with operations in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. CCU is one of the largest players in each one of the beverage categories in which it participates in Chile, including beer, soft drinks, mineral and bottled water, nectar, wine and pisco, among others. CCU is the second-largest brewer in Argentina and also participates in the cider, spirits and wine industries. In Uruguay and Paraguay, the Company is present in the beer, mineral and bottled water, soft drinks, wine and nectar categories. In Bolivia, CCU participates in the beer, water, soft drinks and malt beverage categories. In Colombia, the Company participates in the beer and in the malt industry. The Company’s principal licensing, distribution and / or joint venture agreements include Heineken Brouwerijen B.V., PepsiCo Inc., Seven-up International, Schweppes Holdings Limited, Société des Produits Nestlé S.A., Pernod Ricard Chile S.A., Promarca S.A. (Watt’s), Red Bull Panamá S.A., Stokely Van Camp Inc., and Coors Brewing Company.

Compañía Cervecerías Unidas S.A. is under the control of Inversiones y Rentas S.A. (IRSA), which is the direct and indirect owner of 65.87% of the Company’s shares. IRSA is currently a joint venture between Quiñenco S.A. and Heineken Chile Limitada, a company controlled by Heineken Americas B.V., each with a 50% equity participation.

The Company’s address and main office is located in Santiago, Chile, at Avenida Vitacura Nº 2670, Las Condes district and its tax identification number (Rut) is 90,413,000-1.

As of
December 31, 2021
the Company had a total
9,346
employees detailed as follows:

	Number of employes
	Parent company	Consolidated
Senior Executives	10	14
Managers and Deputy Managers	92	464
Other workers	307	8,868
Total	409	9,346

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

The figures in the Consolidated Statement of Financial Position and their explanatory notes are presented compared to the previous year (2020) and the Consolidated Statement of Income, Consolidated Statement of Comprehensive Income, Consolidated Statement of Changes in Equity, Consolidated Statement of Cash Flows and their explanatory notes are presented compared with 2020 and 2019.

These Consolidated Financial Statements are presented in thousands of Chilean pesos (ThCh$) and have been prepared from the accounting records of Compañía Cervecerías Unidas S.A. and its subsidiaries. All amounts have been rounded to thousand Chilean pesos, except when otherwise indicated.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

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

Subsidiaries whose functional currencies are not the Chilean peso and are not a currency from a country which economy has been classified as hyperinflationary, have converted their financial statement from their functional currency to the Group’s presentation currency, which is the Chilean peso. The following exchange rates have been used: for the Consolidated Statement of Financial Position and the Consolidated Statement of Changes in Equity, net at the year-end exchange rate, and for the Consolidated Statements of Income, Consolidated Statements of Comprehensive Income and the Consolidated Statement of Cash Flows at the transaction date exchange rate or at the average monthly exchange rate, as appropriate. For consolidation purposes, the assets and liabilities of subsidiaries whose functional currency is different from the Chilean peso, are translated into Chilean pesos using the exchange rates prevailing at the date of the Consolidated Financial Statements while the Gains (losses) on exchange differences caused by the conversion of assets and liabilities are recorded in the Conversion Reserves account under Other equity reserves. Income, costs and expenses are translated at the average monthly exchange rate for the respective periods. These exchange rates have not undergone significant fluctuations during the year, with the exception of subsidiaries in hyperinflationary economies. (See
Note 2 –Summary of significant accounting policies, (2.4)
).

Covid-19 Pandemic

In connection with our response to the COVID-19 pandemic, we have implemented a regional plan focused on three priorities: the health and safety of all our people and the people we interact with, the continuity of our operations and our financial health. To achieve these objectives, we have implemented seven COVID -19 Corporate Protocols in our workplaces, we have fully complied with the different measures issued by local authorities in the countries where we have operations, we have actively promoted preventive and self-care measures, and we facilitated homeworking for thousands of people, whenever possible. These measures have allowed us to maintain a safe working environment that allows us to continue supplying our clients and consumers with our products.

B)	Brands and licensing

In Chile, its portfolio of brands in the beer category consists of its own CCU brands, international licensing brands, and distribution of Craft brands. CCU’s own brands correspond to national products produced, marketed, and distributed by Cervecería CCU which include the following brands among others; Cristal, Escudo, Royal Guard, Morenita, Dorada, Andes, Bavaria, and Stones in its Lemon, Maracuyá and Red Citrus varieties. The international licensing brands are mostly produced while others are imported.  All are marketed and distributed by Cervecería CCU including among others, Heineken, Sol, Coors, Blue Moon, Birra Moretti and Edelweiss brands. The Craft brands of beers (Austral, Polar Imperial, Patagonia, Kunstmann, Szot, Guayacán, D´olbek and Mahina) are created and mostly produced in their original breweries and in partnership with Cervecera CCU marketed and distributed by the Company.

In the Chile operating segment, in the non-alcoholic beverage’s category, CCU has the Bilz, Pap, Kem, Kem Xtreme, Nobis, Pop, Cachantun, Mas, Mas Woman and Porvenir brands. In the HOD category, CCU has the Manantial brand. The Company, directly or through its subsidiaries, has licensing agreements with Pepsi, 7up, Mirinda, Gatorade, Adrenaline Red, Lipton Ice Tea, Crush, Canada Dry Limón Soda, Canada Dry Ginger Ale, Canada Dry Agua Tónica, Nestlé Pura Vida, Watt’s, Watt´s Selección and Frugo. In Chile, CCU is the exclusive distributor of the Red Bull energy drink and Perrier water. Through a joint venture it also has its own brands, Sprim and a license for the Vivo and Caricia brands.

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
Finally, in the cider category, the Company owns the Cygan and distributes the Villa
Pehuenia
brand and Sidra 1888.

On August 8th 2019 CCU announced that its subsidiary Compañía Pisquera de Chile S.A. (CPCh) acting through out Inversiones Internacionales SpA. and International Spirits Investments USA LLC, have communicated to LDLM Investment LLC their decision to initiate the sell of its whole participation in Americas Distilling Investment LLC (“ADI”) which amount to 40%. ADI is the owner of the Peruvian Company Bodega San Isidro S.R.L. and the Barsol brand.
That sales process initiated by CPCh did not take place, because the terms and conditions described in the offers presented by the interested parties were not feasible or satisfactory.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

In Argentina, CCU produces beer in its plants located in Salta, Santa Fe and Luján. Its main brands are Schneider, Imperial, Palermo, Santa Fé, Salta, Córdoba, Isenbeck, Norte and Iguana. At the same time it is the holder of exclusive license for the production and marketing of Miller, Heineken, Amstel, Sol, Warsteiner and Grolsch. CCU also imports Kunstmann and Blue Moon brands, and exports beer to different countries, mainly under the Schneider, Heineken and Imperial brands. Besides, participates in the cider business, with control of Saenz Briones, marketing the leading market brands “Sidra Real”, “La Victoria” and “1888” in addition to the Pehuenia brand. Also participates in the spirits business, which are market under El Abuelo brand, in addition of importing pisco from Chile. Its wine portfolio includethe sale and distribution of the Eugenio Bustos and La Celia brands. Since June 2019 has incorporated to its wine portfolio Colón, Graffina and Santa Silvia brands belonging to Finca La Celia (subsidiary in Argentina of the Chilean subsidiary Viña San Pedro de Tarapacá S.A. (VSPT)). (
See
Note 1 - General information letter C) number (4)
)
.

In the Wine Operating Segment, CCU through its subsidiary VSPT has an extensive portfolio of wine brands produced by the eight wineries that make up the group. Among them are: Altaïr, Cabo de Hornos, Sideral, 1865, Castillo de Molina, Epica, Gato (in domestic market) and GatoNegro (in export market) from Viña San Pedro, the Reserva and Gran Reserva lines of Viña Tarapacá and its Blue and Black labels; Viña Leyda in its Reserva, Single Vineyard and Lot series; Misiones de Rengo Varietal, Reserva, Cuvée, Gran Reserva Black, Mision, and its Sparkling line; in addition to Alpaca, Reservado and Siglo de Oro Reserva de Viña Santa Helena; and in the sparkling category, Viñamar in its expressions Traditional Method, Extra Brut, Rosé, Moscato, Brut, Unique Brut, Unique Moscato, ICE and Zero Dealcoholized, and, finally, Manquehuito in the coolers category. In Argentina, the brands La Celia, Graffigna, Colón and Santa Silvia acquired in May 2019, as indicated in the previous paragraph.

In Uruguay, the Company participates in the mineral water business with the Nativa and Nix brands, soft drinks with the Nix brand and nectars with Watt's brand, in isotonic drinks with the FullSport brands. In addition, it sells imported beer under the Heineken, Schneider, Imperial, Escudo Silver, Kuntsmann, Miller brands, and Amster. Recently the wine category, it participates with the brands with Misiones de Rengo, Eugenio Bustos and La Celia brands all imported.

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

Since November 2014 in Colombia, CCU participated in the beer business through its joint venture with Central Cervecera de Colombia S.A.S. (CCC). CCC has an exclusive licensing contract for importing, distributing, and producing Heineken beer in Colombia. In October 2015, Coors and Coors Light brands were incorporated into CCC’s brand portfolio through licensing contracts for the production and/or marketing of them.  This licence was extended only until December 2019. As of December 2015, Artesanos de Cerveza’s company was acquired together with its Brand “Tres Cordilleras”. As of April and July of 2016, the Tecate and Sol brands were incorporated respectively with a licensing contract to produce and/or market them. During April 2017, the Miller and Miller Genuine Draft (MGD) brands were incorporated with a licensing contract to produce and market them. As of February 2019, the local Andina brand was launched. As of July 2019, the local production of the Tecate brand began and the launch of Natu Malta (alcohol-free product based on malt) was made. Furthermore, since October 2019, Colombia started to import and market the Kunstmann brand. Finally at the end of 2019, CCC started with the local production of Heineken beer. In October 2021, the local production of the Sol brand began.

In Bolivia, as of May 2014, CCU participates in the non-alcoholic and alcoholic beverages business through its subsidiary Bebidas Bolivianas BBO S.A. (BBO). Within the portfolio of non-alcoholic beverages, BBO has the Mendocina, Sinalco, Real, De la Sierra and Natur-all brands. These brands include their own and licensed brands. On the other hand, the alcoholic beverages include Real, Capital, and Cordillera brands. Aditionally, BBO markets the imported beer Kunstmann and Heineken brands.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

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
June 2027
Adrenaline, Adrenaline Rush (9)	February 2028
Amstel in Argentina (2)	July 2022
Amstel in Paraguay (1)	September 2024
Austral in Chile (4)	July 2022
Blue Moon in Chile (5)	December 2025
Coors in Chile (6)	December 2025
Crush, Canada Dry (Ginger Ale, Agua Tónica and Limón Soda) in Chile (7)	December 2023
Fernet Branca, Brancamenta, Punt E Mes, Borghetti, Carpano Rosso and Carpano Bianco	December 2024
Frugo in Chile	Indefinitely
Gatorade in Chile (8)	December 2043
Grolsch in Argentina	May 2028
Heineken in Bolivia (9)	December 2024
Heineken in Chile, Argentina and Uruguay (10)	10 years renewables
Heineken in Colombia (11)	March 2028
Heineken in Paraguay (1)	May 2023
Kunstmann in Colombia (1)	July 2022
Mas in Uruguay (16)	December 2028
Miller in Argentina (11)	December 2026
Miller and Miller Genuine Draft in Colombia (14)	December 2026
Miller in Uruguay (7)	July 2026
Nestlé Pure Life in Chile (7)	December 2022
Patagonia in Chile	Indefinitely
Paulaner in Paraguay	April 2022
Pepsi, Seven Up and Mirinda in Chile	December 2043
Polar Imperial in Chile	Indefinitely
Red Bull in Chile (12)	Indefinitely
Sol in Chile and Argentina (10)	10 years renewables
Sol in Colombia (3)	March 2028
Sol in Paraguay	January 2023
Té Lipton in Chile	December 2030
Tecate in Colombia (3)	March 2028
Warsteiner in Argentina (15)	May 2028
Watt´s in Uruguay	99 years
Watt's (nectars, fruit-based drinks and other) rigid packaging, except carton in Chile	Indefinitely
Watt's in Paraguay (13)	July 2026

(1)	Renewable for successive periods of 3 years.
(2)	After the initial termination date, license is automatically renewed under the same conditions (Rolling Contract), each year for a period of 10 years, unless notice of non-renewal is given.
(3)	The contract will remain in effect as long as the Heineken license agreeemente for Colombia remains in force.
(4)	Renewable for periods of two years, subject to the compliance of the contract conditions
(5)	If Renewal criteria have benn satisfied, renewable through December, 2025, thereafter shall automatically renew every year for a new term of 5 years (Rolling Contract).
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
F-15

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021
C)	Direct and indirect significant subsidiaries

The consolidated financial statements include the following direct and indirect subsidiaries where the percentage of participation represents the economic interest at a consolidated leve
l
:
Subsidiary	Tax ID	Country of origin	Functional currency	Share percentage direct and indirect
				As of December 31, 2021			As of December 31, 2020
				Direct %	Indirect %	Total %	Total %
Aguas CCU-Nestlé Chile S.A.	76,007,212-5	Chile	Chilean Pesos	-	50.0917	50.0917	50.0917
Cervecera Guayacán SpA. (***)	76,035,409-0	Chile	Chilean Pesos	-	25.0006	25.0006	25.0006
CRECCU S.A.	76,041,227-9	Chile	Chilean Pesos	99.9602	0.0398	100.0000	100.0000
Cervecería Belga de la Patagonia S.A. (***)	76,077,848-6	Chile	Chilean Pesos	-	25.5034	25.5034	25.5034
Inversiones Invex CCU Dos Ltda.	76,126,311-0	Chile	Chilean Pesos	99.8516	0.1484	100.0000	100.0000
Inversiones Invex CCU Tres Ltda. (14)	76,248,389-0	Chile	Chilean Pesos	99.9999	0.0001	100.0000	100.0000
Bebidas CCU-PepsiCo SpA. (***)	76,337,371-1	Chile	Chilean Pesos	-	49.9888	49.9888	49.9888
CCU Inversiones II SpA. (3)	76,349,531-0	Chile	US Dollar	58.8441	41.1559	100.0000	100.0000
Cervecería Szot SpA. (***) (8)	76,481,675-7	Chile	Chilean Pesos	-	25.0006	25.0006	25.0006
Bebidas Carozzi CCU SpA. (***)	76,497,609-6	Chile	Chilean Pesos	-	49.9917	49.9917	49.9917
Bebidas Ecusa SpA.	76,517,798-7	Chile	Chilean Pesos	-	99.9834	99.9834	99.9834
Inversiones Invex CCU Ltda. (13)	76,572,360-4	Chile	US Dollar	8.3747	91.6175	99.9922	99.9922
Promarca Internacional SpA. (***)	76,574,762-7	Chile	US Dollar	-	49.9917	49.9917	49.9917
CCU Inversiones S.A. (16)	76,593,550-4	Chile	Chilean Pesos	99.0242	0.9533	99.9775	99.9775
Inversiones Internacionales SpA.	76,688,727-9	Chile	US Dollar	-	80.0000	80.0000	80.0000
Promarca S.A. (***)	76,736,010-K	Chile	Chilean Pesos	-	49.9917	49.9917	49.9917
CCU Inversiones III SpA. (19)	76,933,685-0	Chile	US Dollar	-	-	-	99.9950
La Barra S.A. (10)	77,148,606-1	Chile	Chilean Pesos	99.0000	1.0000	100.0000	100.0000
Mahina SpA. (***) (9)	77,248,551-4	Chile	Chilean Pesos	-	25.0458	25.0458	25.0458
Transportes CCU Ltda.	79,862,750-3	Chile	Chilean Pesos	98.0000	2.0000	100.0000	100.0000
Fábrica de Envases Plásticos S.A. (7)	86,150,200-7	Chile	Chilean Pesos	95.8904	4.1080	99.9984	99.9984
Millahue S.A.	91,022,000-4	Chile	Chilean Pesos	99.9621	-	99.9621	99.9621
Viña San Pedro Tarapacá S.A. (*) (1) (16)	91,041,000-8	Chile	Chilean Pesos	-	84.4969	84.4969	82.9870
Manantial S.A. (12)	96,711,590-8	Chile	Chilean Pesos	-	50.5519	50.5519	50.5519
Viña Altaïr SpA.	96,969,180-9	Chile	Chilean Pesos	-	84.4969	84.4969	82.9870
Cervecería Kunstmann S.A.	96,981,310-6	Chile	Chilean Pesos	50.0007	-	50.0007	50.0007
Cervecera CCU Chile Ltda.	96,989,120-4	Chile	Chilean Pesos	99.7500	0.2499	99.9999	99.9999
Embotelladoras Chilenas Unidas S.A. (5)	99,501,760-1	Chile	Chilean Pesos	98.8000	1.1834	99.9834	99.9834
Comercial CCU S.A.	99,554,560-8	Chile	Chilean Pesos	50.0000	49.9888	99.9888	99.9888
Compañía Pisquera de Chile S.A.	99,586,280-8	Chile	Chilean Pesos	46.0000	34.0000	80.0000	80.0000
Andina de Desarrollo SACFAIMM	0-E	Argentina	Argentine Pesos	-	59.1971	59.1971	59.1971
Bodega San Juan S.A.U. (4)	0-E	Argentina	Argentine Pesos	-	-	-	82.9870
Cía. Cervecerías Unidas Argentina S.A.	0-E	Argentina	Argentine Pesos	-	99.9937	99.9937	99.9936
Compañía Industrial Cervecera S.A. (15)	0-E	Argentina	Argentine Pesos	-	99.9950	99.9950	99.9950
Finca La Celia S.A. (4)	0-E	Argentina	Argentine Pesos	-	84.4969	84.4969	82.9870
Los Huemules S.R.L.	0-E	Argentina	Argentine Pesos	-	74.9979	74.9979	74.9979
Sáenz Briones y Cía. S.A.I.C. (15)	0-E	Argentina	Argentine Pesos	-	99.9369	99.9369	89.9150
Bebidas Bolivianas BBO S.A. (2)	0-E	Bolivia	Bolivians	-	51.0000	51.0000	51.0000
International Spirits Investments USA LLC	0-E	United States	US Dollar	-	80.0000	80.0000	80.0000
VSPT US LLC (18)	0-E	United States	US Dollar	-	84.4969	84.4969	-
Inversiones CCU Lux S.à r.l. (17)	0-E	Luxemburg	US Dollar	-	-	-	99.9999
Southern Breweries S.C.S. (3)	0-E	Luxemburg	US Dollar	-	-	-	99.9951
Bebidas del Paraguay S.A. (**) (11)	0-E	Paraguay	Paraguayan Guaranies	-	50.0050	50.0050	50.0049
Distribuidora del Paraguay S.A. (**) (11)	0-E	Paraguay	Paraguayan Guaranies	-	49.9590	49.9590	49.9589
Promarca Internacional Paraguay S.R.L. (***)	0-E	Paraguay	Paraguayan Guaranies	-	49.9917	49.9917	49.9917
Sajonia Brewing Company S.R.L. (***) (11)	0-E	Paraguay	Paraguayan Guaranies	-	49.5049	49.5049	49.5049
Andrimar S.A.	0-E	Uruguay	Uruguayan Pesos	-	100.0000	100.0000	99.9999
Coralina S.A.	0-E	Uruguay	Uruguayan Pesos	-	100.0000	100.0000	99.9999
Marzurel S.A.	0-E	Uruguay	Uruguayan Pesos	-	100.0000	100.0000	99.9999
Milotur S.A. (6)	0-E	Uruguay	Uruguayan Pesos	-	100.0000	100.0000	99.9999

(*)
Listed company in Chile.
(**)	See Note 1 – General Information) , letter C, Subsidiaries with direct or indirect participation of less than 50%
(***) Subsidiaries in which we have an interest of more or equal than 50% through one or more subsidiaries of the Company.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

In addition to what is shown in the preceding table, the following are the percentages of participation with voting rights, in each of the subsidiaries. Each shareholder has one vote per share owned or represented. The percentage of participation with voting rights represents the sum of the direct participation and indirect participation through a subsidiary.

Subsidiary	Tax ID	Country of origin	Functional currency	Share percentage with voting rights
				As of December 31, 2021	As of December 31, 2020
				%	%
Aguas CCU-Nestlé Chile S.A.	76,007,212-5	Chile	Chilean Pesos	50.0917	50.0917
Cervecera Guayacán SpA. (***)	76,035,409-0	Chile	Chilean Pesos	25.0006	25.0006
CRECCU S.A.	76,041,227-9	Chile	Chilean Pesos	100.0000	100.0000
Cervecería Belga de la Patagonia S.A. (***)	76,077,848-6	Chile	Chilean Pesos	25.5034	25.5034
Inversiones Invex CCU Dos Ltda.	76,126,311-0	Chile	Chilean Pesos	100.0000	100.0000
Inversiones Invex CCU Tres Ltda. (14)	76,248,389-0	Chile	Chilean Pesos	100.0000	100.0000
Bebidas CCU-PepsiCo SpA. (***)	76,337,371-1	Chile	Chilean Pesos	49.9888	49.9888
CCU Inversiones II SpA. (3)	76,349,531-0	Chile	US Dollar	100.0000	100.0000
Cervecería Szot SpA. (***) (8)	76,481,675-7	Chile	Chilean Pesos	25.0006	25.0006
Bebidas Carozzi CCU SpA. (***)	76,497,609-6	Chile	Chilean Pesos	49.9917	49.9917
Bebidas Ecusa SpA.	76,517,798-7	Chile	Chilean Pesos	99.9834	99.9834
Inversiones Invex CCU Ltda. (13)	76,572,360-4	Chile	US Dollar	99.9922	99.9922
Promarca Internacional SpA. (***)	76,574,762-7	Chile	US Dollar	49.9917	49.9917
CCU Inversiones S.A. (16)	76,593,550-4	Chile	Chilean Pesos	99.9775	99.9775
Inversiones Internacionales SpA.	76,688,727-9	Chile	US Dollar	80.0000	80.0000
Promarca S.A. (***)	76,736,010-K	Chile	Chilean Pesos	49.9917	49.9917
CCU Inversiones III SpA. (19)	76,933,685-0	Chile	US Dollar	-	100.0000
La Barra S.A. (10)	77,148,606-1	Chile	Chilean Pesos	100.0000	100.0000
Mahina SpA. (***) (9)	77,248,551-4	Chile	Chilean Pesos	25.0458	25.0458
Transportes CCU Ltda.	79,862,750-3	Chile	Chilean Pesos	100.0000	100.0000
Fábrica de Envases Plásticos S.A. (7)	86,150,200-7	Chile	Chilean Pesos	100.0000	100.0000
Millahue S.A.	91,022,000-4	Chile	Chilean Pesos	99.9621	99.9621
Viña San Pedro Tarapacá S.A. (*) (1) (16)	91,041,000-8	Chile	Chilean Pesos	84.4969	82.9870
Manantial S.A. (12)	96,711,590-8	Chile	Chilean Pesos	50.5519	50.5519
Viña Altaïr SpA.	96,969,180-9	Chile	Chilean Pesos	84.4969	82.9870
Cervecería Kunstmann S.A.	96,981,310-6	Chile	Chilean Pesos	50.0007	50.0007
Cervecera CCU Chile Ltda.	96,989,120-4	Chile	Chilean Pesos	100.0000	100.0000
Embotelladoras Chilenas Unidas S.A. (5)	99,501,760-1	Chile	Chilean Pesos	99.9834	99.9834
Comercial CCU S.A.	99,554,560-8	Chile	Chilean Pesos	100.0000	100.0000
Compañía Pisquera de Chile S.A.	99,586,280-8	Chile	Chilean Pesos	80.0000	80.0000
Andina de Desarrollo SACFAIMM	0-E	Argentina	Argentine Pesos	100.0000	100.0000
Bodega San Juan S.A.U. (4)	0-E	Argentina	Argentine Pesos	-	82.9870
Cía. Cervecerías Unidas Argentina S.A.	0-E	Argentina	Argentine Pesos	100.0000	100.0000
Compañía Industrial Cervecera S.A. (15)	0-E	Argentina	Argentine Pesos	100.0000	100.0000
Finca La Celia S.A. (4)	0-E	Argentina	Argentine Pesos	84.4969	82.9870
Los Huemules S.R.L.	0-E	Argentina	Argentine Pesos	74.9979	74.9979
Sáenz Briones y Cía. S.A.I.C. (15)	0-E	Argentina	Argentine Pesos	100.0000	100.0000
Bebidas Bolivianas BBO S.A. (2)	0-E	Bolivia	Bolivians	51.0000	51.0000
International Spirits Investments USA LLC	0-E	United States	US Dollar	80.0000	80.0000
VSPT US LLC (18)	0-E	United States	US Dollar	84.4969	-
Inversiones CCU Lux S.à r.l. (17)	0-E	Luxemburg	US Dollar	-	99.9999
Southern Breweries S.C.S. (3)	0-E	Luxemburg	US Dollar	-	100.0000
Bebidas del Paraguay S.A. (**) (11)	0-E	Paraguay	Paraguayan Guaranies	50.0050	50.0049
Distribuidora del Paraguay S.A. (**) (11)	0-E	Paraguay	Paraguayan Guaranies	49.9590	49.9589
Promarca Internacional Paraguay S.R.L. (***)	0-E	Paraguay	Paraguayan Guaranies	49.9917	49.9917
Sajonia Brewing Company S.R.L. (***) (11)	0-E	Paraguay	Paraguayan Guaranies	49.5049	49.5049
Andrimar S.A.	0-E	Uruguay	Uruguayan Pesos	100.0000	99.9999
Coralina S.A.	0-E	Uruguay	Uruguayan Pesos	100.0000	99.9999
Marzurel S.A.	0-E	Uruguay	Uruguayan Pesos	100.0000	99.9999
Milotur S.A. (6)	0-E	Uruguay	Uruguayan Pesos	100.0000	99.9999

(*)
Listed company in Chile.
(**)	See Note 1 – General Information , letter C, Subsidiarie s with direct or indirect participation of less than 50%
(***) Subsidiaries in which we have an interest of more or equal than 50% through one or more subsidiaries of the Company.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

The main movements in the ownership of the subsidiaries included in these consolidated financial statements are the following:

(1)  Viña San Pedro Tarapacá S.A. (VSPT) and Viña Valles de Chile S.A. (VVCH)

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

(2) CCU Inversiones II SpA.

On December 17, 2018, the Company made a capital contribution to the subsidiary CCU Inversiones II SpA., through the shareholding contribution of the Bolivian subsidiary, Bebidas Bolivianas BBO S.A. for an amount of

US$ 40,294,696, equivalents to ThCh$ 27,659,891.

On May 27 and June 12, 2019, the Company made capital contributions to the subsidiary CCU Inversiones II SpA. for an amount of US$ 3,200,000 (equivalent to ThCh$ 2,223,488) and US$ 1,428,017 (equivalent to ThCh$ 990,473).

On September 6, 2019, the Company made a capital contribution to the subsidiary CCU Inversiones II SpA. for an amount of US$ 10,000,000 (equivalent to ThCh$ 7,233,000).

On January 31 and April 15, 2020, the Company made capital contributions to the subsidiary CCU Inversiones II SpA. for an amount of US$ 11,500,000 (equivalent to ThCh$ 9,176,540) and US$ 16,500,000 (equivalent to ThCh$ 14,002,395) respectively.

On September 4, 2020, the Company made a capital contribution to the subsidiary CCU Inversiones II SpA. for an amount of US$ 12,200,000 (equivalent to ThCh$ 9,411,690).

On August 18, 2021 the Company made a capital contribution to subsidiary CCU Inversiones II SpA. in the amount of

US$ 7,500,000 (equivalent to ThCh$ 5,922,150).

Through public deed dated September 30, 2021, the Company and CCU Inversiones S.A., as the only partners of CCU Inversiones II SpA., agreed to turn this company into a joint-stock company (SpA.).

At the Extraordinary Shareholders’ Meeting of CCU Inversiones II SpA., held on November 30, 2021, the merger of Southern Breweries S.C.S. was agreed, by its incorporation into CCU Inversiones II SpA.

Under this merger, the capital of CCU Inversiones II SpA is fully subscribed and paid-in for a total of US$ 281,834,863, divided into 219,486,075 registered shares, of the same and unique series, and without nominal value, in which CCU S.A. has a participation of 58.8429%, CCU Inversiones S.A. has a participation of 0.0489%, Inversiones Invex CCU Tres Limitada has a participation of 41.1070% and Inversiones CCU Lux S.à r.l. has a participation of 0.0012%.

As a result of the above mentioned, CCU Inversiones II SpA
.
 is the sole shareholder of CCU Inversiones III Ltda. as the latter was previously owned by Southern Breweries S.C.S.

On December 31, 2021, by resolution of the sole shareholder, the merger of CCU Inversiones III SpA was agreed, by its incorporation into CCU Inversiones II SpA.

Under this merger, CCU Inversiones II SpA., will acquire all the assets, authorizations, permits, obligations and liabilities of CCU Iversiones III SpA., and will succeed it in all its rights and obligations. As a result of the merger, all the capital of the Absorbed Company will be incorporated into the Absorbing Company, which it will be dissolved without the need of its liquidation.

The latter did not generate effects at the CCU S.A. consolidated level.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

(3) Bebidas Bolivianas BBO S.A. (BBO)

On June 28 and July 11, 2019 the subsidiary CCU Inversiones II SpA., made capital contributions to Bebidas Bolivianas BBO S.A. fon an amount of US$ 1,249,713 and US$ 178,305 (equivalent to ThCh$ 849,630 and ThCh$ 122,210), respectively, since both partners concurred with the same contributions, the participation percentages were maintained.

(4) Finca La Celia S.A. and Bodega San Juan S.A.U.

On January 28, 2019, Bodega San Juan S.A.U. was established in Argentina, where the subsidiary Finca La Celia S.A. made a capital contribution of ARS 100,000 (100,000 ordinary, non-endorsable nominal shares).

On March 1, 2019, the subsidiary VSPT made a capital increase at the subsidiary Finca La Celia S.A. for US$ 7,000,000 through the issuance of 265,300,000 ordinary, non-endorsable shares.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

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
(*) See
Note 32 - Other gain (losses).

On June 1, 2020, the Argentine subsidiary Finca La Celia S.A. became the owner of the operation of La Consulta vineyard, located in the Eugenio Bustos district, San Carlos department in the province of Mendoza by a deed of sale and after having obtained regulatory approvals in Argentina.

The Company has determined the fair values of assets and liabilities related to this business combination, mainly for export market, as follows:

Assets and Liabilities	Fair Value
ThCh$
Total current assets	-
Total non-current assets	2,730,067
Total Assets	2,730,067
Total current liabilities	-
Total non-current liabilities	549,697
Total liabilities	549,697

Identificable Net Assets Acquired / Investment value	2,180,370
Bargain purchase gain on December 31, 2020 (*)	(1,677,294)
Investment value	503,076
(*) See
Note 32 - Other gain (losses).

(5)
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

(6)
Milotur S.A.

On May 27, 2019, the subsidiary CCU Inversiones II SpA. made a capital contribution to Milotur S.A. for an amount of
US$ 3,200,000 (equivalent to ThCh$ 2,223,488), maintaining its participation percentage.

On August 21, 2020, the subsidiary CCU Inversiones II SpA. made a capital contribution to Milotur S.A. for an amount of US$ 4,000,000 (equivalent to ThCh$ 3,143,360), maintaining its participation percentage.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

(7)
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

(8)
Cervecería Szot SpA.

On August 30, 2019, the subsidiary Cervecería Kunstmann S.A. (CK) acquired an additional 5.001% of Cervecería Szot SpA. from the purchase of 5,001 shares, equivalent to ThCh$ 6,156. As a result of the aforementioned, CK reached a total participation of 50.001% on this subsidiary. (See
Note 15 – Business combinations
).

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

As a result of the previously mentioned fair values, intangibles and goodwill have been generated, which are disclosed
in
Note 17 - Intangible assets other than goodwill
and
Note 18 - Goodwill
, respectively.

As a result of the previously mentioned fair values, intangibles and goodwill have been generated.

On August 28, 2020, Szot carried out a capital increase equivalent to 95,710 shares. The shareholder Cervecería Kunstmann S.A. (CK) suscribed 63,022 shares at a value of ThCh$ 176,620. Subsequently, on the same date, CK sold 15,167 to Representaciones Chile Beer Kevin Michael Szot E.I.R.L shares equivalent to ThCh$ 42,506. As a result of the aforementioned, CK ended with a total participation of 50.0005% in this subsidiary.

(9)
Mahina SpA.

On February 18, 2020, the subsidiary Cervecería Kunstmann S.A. (CK) acquired 50.1000% from the purchase of 501 shares from the company Mahina SpA. at a value of ThCh$ 525,000. Later on the same date, Mahina SpA. carried out a capital increase equivalent to 100 shares, of which CK subscribed 50 shares at a value of ThCh$ 50,000, which were paid on March 26, 2021. As a consequence, CK owns 551 shares equivalent to 50.0909%. Aditionally, it was incorporated into the consolidation process of CCU (See
Note 15 - Business combinations
).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

For this business combination, the fair value of assets and liabilities were determined, which are the following:

Assets and Liabilities	Fair Value
ThCh$
Total current assets	114,510
Total non-current assets	1,035,490
Total Assets	1,150,000
Total current liabilities	-
Total non-current liabilities	-
Total liabilities	-

Net identifiable assets acquired	1,150,000
Non-controlling interests	(573,955)
Bargain purchase gain on December 31, 2020 (*)	(1,045)
Investment value	575,000
(*) See
Note 32 – Other gains (loss).

(
10)
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

(11)
Bebidas del Paraguay S.A., Distribuidora del Paraguay S.A. and Sajonia Brewing Company S.R.L.

On May 12, 2020, the subsidiary Bebidas del Paraguay S.A. acquired an additional 27% of the stock rights of the Paraguayan company Sajonia Brewing Company S.R.L., which ended with a 78% stake in this company. The amount paid for this transaction increased to ThCh$ 48,257 (400 million guaranies.)

On July 1, 2020, Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A. acquired the non-controlling interest of Sajonia Brewing Company S.R.L. by 21% and 1% respectively, thus reaching 100% of the participation. The amount paid for this transaccion was ThCh$ 33,458 (279 million guaranies).

(12)
Manantial S.A.

On April 16, 2020, the subsidiary Aguas CCU-Nestlé Chile S.A. (Aguas) made a capital contribution to the subsidiary Manantial S.A. for an amount of ThCh$ 1,500,000 resulting in Aguas with 99.0775% and Embotelladoras Chilenas Unidas S.A. with 0.9225% of the share capital.

(13)
Inversiones Invex CCU Ltda.

On September 4, 2020, the Company made a capital contribution to the subsidiary Inversiones Invex CCU Ltda. for an amount of ThCh$ 2,500,000.

On June 1, 2021, the Company agreed to the division of this subsidiary, with the establishment of a new, limited liability company called Inversiones Invex SB Limitada. For division purposes the share capital of Inversiones Invex CCU Ltda. was reduced from US$ 306,466,817 to US$ 185,322,809 (equivalent ThCH$ 221,302,753 and ThCh$ 133,823,454).

Through public deed dated August 2, 2021, the liquidation of Inversiones Invex SB Ltda. was agreed upon and materialized on July 31, 2021.

In the dissolution agreement for that company its assets and liabilities were transferred to its partners, Inversiones Invex Tres Ltda., CCU Inversiones S.A. and CCU S.A.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

The latter did not generate effects at the CCU S.A. consolidated level.

(14)
Inversiones Invex CCU Tres Ltda.

On September 4, 2020, the Company made a capital contribution to the subsidiary Inversiones Invex CCU Tres Ltda. for an amount of ThCh$ 800,000.

(
15
)
Compañía Industrial Cervecera S.A. y Sáenz Briones y Cía. S.A.I.C.

On April 16, 2021, subsidiary Compañía Industrial Cervecera S.A., acquired 481,643 shares of the stock rights of Argentinean company Sáenz Briones y Cía. S.A.I.C., by buying two minority shareholders, consequently leaving it with a 94.2138% interest in that company.

The amount disbursed for this transaction was ThCh$ 3,540,618 (337 million Argentine pesos) and the effect on equity recognized in the Company due to this change in interest amounted to ThCh$ 2,845,888.

On July 13, 2021, subsidiary Compañía Industrial Cervecera S.A., acquired 160,548 shares of the stock rights of Argentinean company Sáenz Briones y Cía. S.A.I.C., by buying one minority shareholders. Consequently, it now has a 95.6345% interest in said company.

The amount disbursed for this transaction was ThCh$ 1,168,183 (122 million Argentine pesos) and the effect on equity recognized in the Company due to this change in interest was ThCh$ 1,086,489.

On August 9, 2021, subsidiary Compañía Industrial Cervecera S.A., acquired 481,920 shares of the stock rights of Argentinean company Sáenz Briones y Cía. S.A.I.C., by buying one minority shareholders. Consequently, it now has a 99.9419% interest in that company.

The amount disbursed for this transaction was ThCh$ 3,636,863 (390 million Argentine pesos) and the effect on equity recognized in the Company due to this change in interest was ThCh$ 3,267,148.

(
16
)
  CCU Inversiones S.A. y Viña San Pedro Tarapacá S.A. (VSPT)

On September 10, 2021 and October 4, 2021, subsidiary CCU Inversiones S.A. acquired an additional 0.4485% and 1.0670% of subsidiary Viña San Pedro Tarapacá S.A. for the amount of ThCh$ 1,167,074 and ThCh$ 2,694,720, equivalent to 179,274,015 and 424,365,414 shares, which generated an equity effect of ThCh$ 245,244, leaving it with total interest of 84.5159%.

(
17
)
  Inversiones CCU Lux S.à r.l.

On August 30, 2021 through a share transfer contract, CCU Inversiones II SpA. sold its interest in subsidiary CCU Lux
S.à r.l. to the Company for ThCh$ 127,567 (US$ 163,554).

On December 16, 2021, before Luxembourg public notary, the Company, in its capacity as sole shareholder of Inversiones CCU Lux S.à r.l., owner of all its 163,554 shares with a nominal value of US$ 1.00 each,
(equivalent to ThCh$ 138,779)
, resolved the dissolution of Inversiones CCU Lux S.à r.l., in accordance with the laws of the Grand Duchy of Luxembourg. Consequently, Inversiones CCU Lux S.à r.l. was dissolved effective on December 16, 2021, automatically passing all its assets and liabilities to its sole shareholder Compañía Cervecerías Unidas S.A.

The latter did not generate effects at the CCU S.A. consolidated level.

(
18
)
  VSPT US LLC

On August 9, 2021, the Company through its subsidiary Viña San Pedro Tarapacá S.A. established the company VSPT US LLC in the United States, the latter with a corporate purpose of marketing, sales and distribution of wine. The company capital amounts to US$ 400,000 (equivalent ThCh$ 337,876), which was paid-in on November 2, 2021.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

(19)
  CCU Inversiones III SpA.
Through a resolution, without the form of a shareholders’ meeting, granted on December 29, 2021, CCU Inversiones II SpA., in its capacity as sole shareholder of CCU Inversiones III SpA., resolved to approve a dividend distribution of
US$ 17,133,000, equivalent to ThCh$ 14,664,820 charged against retained earnings.
On this same date, and according to the Conventional Compensation document between CCU Inversiones III SpA. and CCU Inversiones II SpA., the parties agreed the prepayment of the current financial obligation through the dividend mentioned above.
Related to the above mentioned, CCU Inversiones II SpA. prepaid the Loan in advance for the sum of US$ 17,133,000, of which US$ 1,098,278 (equivalent to ThCh$ 940,060) corresponds to accrued interest and US$ 16,034,722 (equivalent to ThCh$  13,724,760) corresponds to capital.
Subsequently, on December 31, 2021, by resolution of the sole shareholder, the merger of CCU Inversiones III SpA. was agreed, by its incorporation into CCU Inversiones II SpA., date on which CCU Inversiones III SpA., was dissolved.
The latter did not generate effects at the CCU S.A. consolidated level.

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
On December 31, 2021, Promarca S.A. recorded a profit of
ThCh$
5,854,185
(
ThCh$
4,100,979
in 2020 and
ThCh$
4,511,337
in 2019)
, which in accordance with the Company’s policies is 100% distributable.

(b) Bebidas CCU-Pepsico SpA.
(BCP)
The line of business of this company is manufacture, produce, process, transform, transport, import, export, purchase, sell and in general market all types of concentrates.
On
December 31, 2021
, BCP recorded a profit of ThCh$
2,878,066
(ThCh$
3,061,898
in
2020
and ThCh$
1,243,574
in 2019), which in accordance with the Company’s policies is 100% distributable.
(c) Bebidas Carozzi CCU SpA
.
(BCCCU)
The purpose of this company is the production, marketing and distribution of instant powder drinks in the national territory.
On
December 31, 2021
, BCCCU recorded a loss of ThCh$
562,405
(profit of ThCh$ 2,532,525 in 2020 and profit of
ThCh$ 1,157,424
in 2019
, which in accordance with the Company’s policies is 100% distributable).
The companies mentioned above, letter a) to c), meet the conditions stipulated in IFRS 11 to be considered "joint operations", since the primary assets in both entities are trademarks, the contractual arrangements establishes that the parties to the joint arrangement share all interests in the assets relating to the arrangement in a specified proportion and their income is 100% from royalties charged to the joint operators for the sale of products using these trademarks.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

D)	Early termination Budweiser license
The general aspects of the transaction are described below:
a.	Description of the Transaction.

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

b.	Status of the Transaction:
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
b.2) CCU-A received a payment from ABI of US$ 306,000,000, equivalents to ThCh$ 185,648,399 before taxes (See
Note 31 – Other income by function
).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

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
Note 17 – Intangible assets other than goodwill and Note 31 – Other income by function
).
As of December 31, 2018, the net effect of the aforementioned compensations generated in the consolidated results of Compañía Cervecerías Unidas S.A. and subsidiaries a Net income attributable to the equity holders of the parent of ThCh$ 157,358,973 shown in (See
Note 6 – Financial information as per operating segments
).
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
Status of the Transaction as of December 31, 2021
In accordance with Section III above, CCU-A will receive annual payments of up to US$ 28,000,000 equivalent to ThCh$ 17,107,440, before taxes, from ABI within a period of up to 3 years, depending on the volume and the time it takes for the transition of production and/or commercialization of the Brands to CCU-A. This will be reflected in income, as that performance obligation is fulfilled. As of December 31, 2021, US$ 5,002,286, have been recognized in Other Revenue by Function, equivalent equivalent to ThCh$ 4,225,381 (US$ 18,459,185 in 2020 and US$ 21,372,012 in 2019, equivalent to ThCh$ 13,123,558 in 2020 and ThCh$ 16,002,081 in 2019).

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

The application of new accounting pronouncements as of January 1, 2021, had no significant effect on the Company's consolidated financial statements.
F-26

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

These standards are required to be applied by the following dates:
Next Standard Improvements and Amendments		Mandatory for years beginning in:
Amendments to IAS 16	Property, Plant and Equipment: Proceeds before Intended Use.	January 1, 2022
Amendments to IAS 37	Updating the Contingent Assets and Liabilities reference to the Conceptual Framework.	January 1, 2022
Amendments to IAS 41	Taxation in fair value measurements.	January 1, 2022
Amendments to IFRS 3	Updating the Business Combination reference to the Conceptual Framework.	January 1, 2022
Amendments to IFRS 9	Fees in the ’10 percent’ Test for Derecognition of Financial Liabilities	January 1, 2022
Amendments to IAS 1 – IAS 8	Presentation of financial statements, and accounting policies, changes in accounting estimates and errors.	January 1, 2023
Amendments to IAS 12	Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction.	January 1, 2023
IFRS 17	Insurance contracts.	January 1, 2023
Amendments to IAS 1	Presentation of financial statements and accouting policies,classification and liquidation of labialities	January 1, 2024

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

T
he acquisition method is used for the accounting of acquisition of subsidiaries. The acquisition cost is the fair value of the assets delivered, of the equity instruments issued and of the liabilities incurred or assumed as of the exchange date. The identifiable assets acquired, as well as the identifiable liabilities and contingencies assumed in a business combination are initially valued at their fair value on the acquisition date, regardless the scope of minority interests.
Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized as income.

Joint operations
As explained in
Note 1- General information
, for the joint arrangements that qualify as joint operations, the Company recognizes its share of the assets, liabilities and income in respect to its interest in the joint operations in accordance with IFRS 11.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

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
Note 6 - Financial information as per operating segment
).
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
adjustment unit
s

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
F-28

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

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
F-29

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

The Gains (losses) derived from net monetary position of the subsidiaries in Argentina are presented below, which are recorded in Result as per adjustment units:

	For the years ended as of December 31,
	2021	2020	2019
	ThCh$	ThCh$	ThCh$
Gains (losses) derived from net monetary position	3,115,880	(366,955)	(6,433,651)

The exchange rates of the primary foreign currencies, adjustment units and index used in the preparation of the consolidated financial statements are detailed as follows:

Chilean Pesos as per unit of foreign currency or adjustable unit		As of December 31, 2021	As of December 31, 2020	As of December 31, 2019
		Ch$	Ch$	Ch$
Foreign currencies
US Dollar	USD	844.69	710.95	748.74
Average US Dollar annual	Averange USD	759.27	792.22	702.63
Euro	EUR	955.64	873.30	839.58
Argentine Peso	ARS	8.22	8.45	12.50
Uruguayan Peso	UYU	18.91	16.79	20.07
Canadian Dollar	CAD	660.79	557.00	573.26
Sterling Pound	GBP	1,139.32	967.15	983.24
Paraguayan Guarani	PYG	0.12	0.10	0.12
Swiss Franc	CHF	923.66	804.97	773.81
Bolivian	BOB	121.36	102.15	107.58
Australian Dollar	AUD	612.23	545.88	524.25
Danish Krone	DKK	128.51	117.40	112.41
Brazilian Real	BRL	151.68	137.33	186.51
Colombian Peso	COP	0.21	0.21	0.23
Adjustment units
Unidad de fomento (*)	UF	30,991.74	29,070.33	28,309.94
Unidad indexada (**)	UI	98.26	80.45	87.98

(*) The Unidad de Fomento (UF) is a Chilean inflation-indexed, Chilean peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month´s inflation rate.
(**) The Unidad Indexada (UI) is a Uruguay inflation-indexed, Uruguayan peso-denominated monetary unit. The UI rate is set daily in advance based on changes in the previous month´s inflation rate.

Index used in hyperinflationary economies	As of December 31, 2021	As of December 31, 2020	As of December 31, 2019

Argentina Consumer Price Index	578.87	384.01	284.14
Index percentage variation of Argentina Consumer Price Index	50.0%	35.5%	54.2%

F-30

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

2.5

Cash and cash equivalents

Cash and cash equivalents includes available cash, bank balances, time deposits at financial entities, investments in mutual funds and financial instruments acquired under resale agreements, as well as highly liquid short-term investments, all at a fixed interest rate, normally with original maturity of up to three months.

2.6

Other financial assets

Other financial assets include money market securities, derivative contracts with financial institutions and time deposits with maturities of more than 90 days.

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

F-31

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

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
A hedge is considered effective when changes in the cash flows of the underlying directly attributable to the risk hedged are offset with the changes in fair value, or in the cash flows of the hedging instrument with effectiveness between 80% to 125%
.
F-32

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

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
F-33

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

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
F-34

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

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
Note 2 - Summary of significant accounting policies 2.17
).
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
Note 2 - Summary of significant accounting policies 2.17
).

Software program

Software program licenses are capitalized at the value of the costs incurred in their acquisition and in preparing the software for use. Such costs are amortized over their estimated useful lives (4 to 7 years). The maintenance costs of software programs are recognized as an expense in the year in which they are incurred.
Water rights

Water rights acquired by the Company correspond to the right to use existing water from natural sources, and are recorded at their attributed cost as of the date of transition to IFRS. Since such rights are perpetual they are not amortizable, however they are tested for impairment annually, or more frequently if events or circumstances indicate potential impairment (See
Note 2 - Summary of significant accounting policies 2.17
).

F-35

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

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
For the purpose of impairment testing, goodwill is allocated to each of the Cash Generating Units (CGUs), or groups of CGUs, that is expected to benefit from the synergies of a business combination. Each unit or group of units   (See
Note 18 - Goodwill
) to which the goodwill is allocated represents the lowest level within the entity at which goodwill is monitored for internal management purposes, which is not larger than a business segment. The CGUs to which the goodwill is assigned are tested for impairment annually or more frequently if events or changes in circumstances indicate potential impairment.
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
F-36

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

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

Income tax
es
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
F-37

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

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
The concepts used by the Company to establish provisions charged against income correspond mainly to civil, labor and taxation proceedings that could affect the Company (See
Note 24 - Other provisions
).

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
F-38

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

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

Administrative expense
s
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
Disbursements related to environmental protection are charged to the Consolidated Statements of Income by Function as incurred, except for investments in infrastructure designed to comply with environmental requirements, which are accounted for following the accounting policies for property, plant and equipment
.
F-39

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

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

The primary estimates and professional judgments relate to the following concepts:

•	The valuation of goodwill acquired to determine the existence of losses due to potential impairment (Note 2 - Summary of significant accounting policies (2.16) and Note 18- Goodwill) .
•
The valuation of commercial trademarks to determine the existence of potential losses due to potential impairment
(Note 2 - Summary of significant accounting policies (2.17)
and
Note 17 – Intangible assets other than goodwill)
.

•	The assumptions used in the current calculation of liabilities and obligations to employees (Note 2 - Summary of significant accounting policies (2.20) and Note 26 – Employee benefits) .
•
Useful lives of property, plant and equipment
(Note 2 - Summary of significant accounting policies (2.12)
and
Note 19 – Property, plant and equipment)
and intangibles
(Note 2 - Summary of significant accounting policies (2.15)
and
Note 17 - Intangible assets other than goodwill)
.

•	The assumptions used for calculating the fair of value financial instruments (Note 2 - Summary of significant accounting policies (2.7) and Note 7 – Financial instruments) .
•	The likelihood of occurrence and amounts estimated in an uncertain or contingent matter (Note 2 - Summary of significant accounting policies (2.21) and Note 24 – Other provisions) .
•	The valuation of current Biological assets (Note 2 - Summary of significant accounting policies (2.10) and Note 13 – Biological assets) .

Such estimates are based on the best available information of the events analyzed to date in these consolidated financial statements.

However, it is possible that events that may occur in the future may result in adjustments to such estimates, which would be recorded prospectively.

Note 4 Accounting changes

During the year ended on December 31, 2021, there have been no changes in the use of accounting principles or relevant changes in any accounting estimates with regard to previous years that have affected these Consolidated Financial Statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Note 5
Risk Administration

Risk administration

In companies where CCU has a controlling interest, the Company’s Administration and Finance Management Department provides a centralized service for the group’s companies to obtain financing and administration of exchange rates, interest rates, liquidity, inflation, raw materials and credit risks. Such activity operates in accordance with a framework of policies and procedures which is regularly reviewed to ensure it fulfils the purpose of managing the risks by business needs.

In companies with a non-controlling interest (VSPT, CPCH, Aguas CCU-Nestlé S.A., Bebidas del Paraguay S.A., Cervecería Kunstmann S.A. and Bebidas Bolivianas BBO S.A.) the responsibility for this service lies with the respective Board of Directors and respective Administration and Finance Management Department. When applicable, the Board of Directors and Directors Committee has the final responsibility for establishing and reviewing the risk administration structure, as well as for the reviewing significant changes made to risk management policies.

In accordance with financial risk policies, the Company uses derivate instruments only for the purpose of hedging exposure to interest rate and Exchange rate risks arising from the Company’s operations and its sources of financing, which some of them are treated as hedges for accounting purposes. Transactions with derivate instruments are exclusively carried out by the Administration and Finance staff and the Internal Audit Management Department regularly reviews the control of this function. Relationships with credit rating agencies and monitoring of financial restrictions (covenants) are also managed by the Administration and Finance Management Department.

The Company’s main risk exposure is related to exchange rates, interest rates, inflation and raw materials price (commodities), taxes, trade accounts receivable and liquidity. Several types of financial instruments are used to manage the risk originated by these exposures.

For each of the following points, where applicable, the sensitivity analysis developed are merely for illustration purposes, since in practice the variables used for this excercise rarely change without affecting each other and without affecting other factors that were considered as constant and which also affect the Company’s financial position and results.

Exchange rate risk

The Company is exposed to exchange rate risks originated by: a) its net exposure to foreign currency assets and liabilities, b) exports revenues, c) the purchase of raw materials and capital investments in foreign currencies, or indexed in such currencies, and d) the net investment of subsidiaries in foreign countries. The Company’s greatest exchange rate exposure is to the variation on the Chilean peso as compared to the US Dollar, Euro, Argentine Peso, Uruguayan Peso, Paraguayan Guarani, Bolivian Peso and Colombian Peso.

As of December 31, 2021, the Company maintained foreign currency obligations amounting to ThCh$ 92,872,305
(ThCh$ 101,157,358 as of December 31, 2020), mostly denominated in US Dollars. Foreign currency obligations
ThCh$ 12,405,293 as of December 31, 2021, (ThCh$ 29,034,945 in 2020) represent a 2% (6% in 2020) of total other financial liabilities. The remaining 98% (94% in 2020) is mainly denominated in Unidades de Fomento (inflation-indexed Chilean monetary unit – see inflation risk section). In addition, the Company has assets in foreign currency in the amount of ThCh$ 232,289,359 (ThCh$ 195,343,807 in 2020) that mainly correspond to export accounts receivable.

Regarding the operations of foreign subsidiaries, the net liability exposure in US Dollars and other currencies amounts to ThCh$ 17,526,136 (net liability ThCh$ 6,411,371 in 2020).

To protect the value of the net foreign currency assets and liabilities position of its Chilean operations, the Company enters into derivate contracts (currency forwards) to mitigate any variation in the Chilean peso as compared to other currencies.

As of December 31, 2021, the Company in Chile, after the use of derivate instruments, is passive in the amount of
ThCh$ 4,210,943 (ThCh$ 1,451,523 in 2020).

As of December 31, 2021, of the Company’s total sales, both in Chile and abroad, 5% (7% in 2020 and in 2019) corresponds to export sales in foreign currencies, mainly US Dollars and Euros and approximately 63% (62% in 2020 and 64% in 2019) of total direct costs correspond to raw materials and products purchased in foreign currencies, or indexed to such currencies. The Company does not hedge the possible variations in the expected cash flows from such transactions.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

The Company is also exposed to fluctuations in exchange rates related to the conversion from the Argentine Peso, the Uruguayan Peso, the Paraguayan Guaraní, the Bolivian Peso and the Colombian Peso to Chilean Pesos with respect to assets, liabilities, income and expenses of its subsidiaries in Argentina, Uruguay, Paraguay and Bolivia, and a joint venture in Colombia. The Company does not hedge the risks associated to the conversion of its subsidiaries, whose effects are recorded in equity.

Exchange rate sensitivity analysis

The effect of foreign currency translation differences recognized in the Consolidated Statement of Income for the year ended as of December 31, 2021, related to assets and liabilities denominated in foreign currency, was a loss of
ThCh$ 10,149,345 (a gain of ThCh$ 2,551,823 in 2020 and a loss of ThCh$ 9,054,155 in 2019). Considering exposure as of December 31, 2021 and assuming a 10% increase in the exchange rate, and keeping constant all other variables such as interest rates constant, it is estimated that the effect on the Company’s net income would be a loss after taxes of
ThCh$ 307,399 (a loss ThCh$ 105,961 in 2020 and a gain of ThCh$ 616,121 in 2019) associated of the owners of the controller.

Considering that approximately 5% of the Company’s sales revenue comes from export sales carried out in Chile (7% in 2020 and in 2019), in currencies other than Chilean Peso, and that approximately 63% (62% in 2020 and 64% in 2019) of the Company’s direct costs are in or indexed to the US Dollar and assuming that the functional currencies will appreciate (depreciate) by 10% in respect to the US Dollar, and keeping all other variables constant, the hypothetical effect on the Company’s income would be a loss after taxes of ThCh$ 34,891,134 (ThCh$ 22,919,408 as of December 2020 and
ThCh$ 27,683,581 as of December 2019).

The Company can also be affected by changes in the exchange rate of the countries where its foreign subsidiaries operate, since income is converted to Chilean Pesos at the average Exchange rate of each month (except for Argentina which uses the end of period Exchange rate as the reporting date). The operating income of foreign subsidiaries as of December 31, 2021 was a gain of ThCh$ 56,990,988 (a loss of ThCh$ 963,321 in 2020 and a gain of ThCh$ 20,517,569 in 2019). Therefore, a depreciation (appreciation) of 10% in the exchange rate of the Argentine Peso, the Uruguayan Peso, the Paraguayan Guarani and the Bolivian peso against the Chilean Peso, would result in a (loss) gain before taxes of
ThCh$ 5,699,099 (ThCh$ 96,332 in 2020 and ThCh$ 2,051,757 in 2019).

The net investment in foreign subsidiaries, associates and joint ventures as of December 31, 2021, amounted to
ThCh$ 355,274,155, ThCh$ 549,401 and ThCh$ 125,296,382, respectively (ThCh$ 238,824,995, ThCh$ 1,337,526 and ThCh$ 119,777,994 in 2020). Assuming a 10% increase or decrease in the Argentine Peso, Uruguayan Peso, Paraguayan Guarani, Bolivian Peso and Colombian Peso against the Chilean Peso, and maintaining all other variables constant, the increase (decrease) would hypothetically result in a gain (loss) of ThCh$ 48,111,994 (ThCh$ 35,994,052 in 2020 and ThCh$ 39,834,648 in 2019) recorded as a credit (charge) to equity.

The Company does not hedge risks associated to currency conversion of the financial statements of its subsidiaries that have a different functional currency, whose effects are recorded in equity.

Interest rate risk

Interest rate risk mainly originates from the Company’s financing sources.

As of December 31, 2021, the Company had not variable interest debt (ThCh$ 8,250,670 in 2020). Consequently, as of December 31, 2020, the company’s financing structure is composed of approximately 2% of debt with variable interest rate, and 98% in debt with fixed interest rates.

To manage interest rate risk, the Company has a policy which seeks to reduce the volatility of its finance cost, and maintain a suitable percentage of its debt in fixed rate instruments. The financial position is mainly set by the use of short-term and long-term, as well as derivate instruments such as cross currency interest rate swaps and cross interest rate swaps.

As of December 31, 2021, after considering the effect of interest rates and currency swaps, a 100% (100% in 2020) of the Company’s debt is at fixed interest rates.

The terms and conditions of the Company's obligations with financial institutions as of December 31, 2021, including exchange rates, interest rate, maturities and effective interest rates, are detailed in
Note 21 - Other financial liabilities.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Interest rate sensitivity analysis

The total financial cost recognized in the Consolidated Statement of Income for the twelve months ended as of December 31, 2020, related to short and long-term debt amounted to ThCh$ 35,660,493 (ThCh$ 28,714,063 in 2020 and
ThCh$ 27,720,203 in 2019). As of December 31, 2021, the company does not hold liabilities with a variable interest rate. As of December 31, 2020, the company holt liabilities with a variable interest rate covered by cross currency interest rate swaps.

Inflation risk

The Company maintains agreements indexed to Unidades de Fomento (UF) with third parties, as well as UF indexed financial debt which means the Company is exposed to fluctuations in the UF, generating an increase in the value of those agreements and liabilities if the UF increases due to inflation. This risk is partially mitigated by the Company’s policy of keeping net sales per unit in UF constant as long as the market conditions allow it, and taking cross currency swaps if the market conditions are favorable to the Company.

Inflation in Argentina has shown significant increases since the beginning of 2018. The cumulative inflation rate of three years, calculated using different combinations of consumer price indices, has exceeded 100% for several months, and it’s still increasing. The cumulative three-year inflation calculated using the general price index has already exceeded 100%. Therefore, as prescribed by IAS 29, Argentina was declared a hyperinflationary economy as of July 1, 2018
. (See
Note 2 – Summary of significant accounting polices (2.4)
).
Inflation sensitivity analysis

Income from indexation units recognized in the Consolidated Statement of Income for the twelve-months ended as of December 31, 2021, related to UF indexed short and long-term debt and the application of Hyperinflation Accounting in Argentina, is a gain of ThCh$ 2,529,298 (a loss of ThCh$ 429,198 in 2020 and a loss of ThCh$ 8,255,001 in 2019). Assuming a reasonably possible 3% increase (decrease) in the Unidad de Fomento and 10% of inflation in Argentina, and keeping all other variables such as interest rates constant, the aforementioned increase (decrease) would hypothetically result in a (loss) gain of ThCh$ 1.672.967 (ThCh$ 1,589,705 in 2020 and ThCh$ 4,781,394 in 2019).

Raw material Price risk

The main exposure to raw materials Price variation is related to barley, malt, and cans used in the production of beer, concentrates, sugar and plastic containers used in the production of soft drinks and bulk wine and grapes for the manufacturing of wine and spirits.

Barley, malt and cans

In Chile, the Company obtains its malt supply from both local producers and the international market. Long-term supply agreements are entered into with local producers where the barley price is set annually according to market prices, which are used to determine the price of malt according to the agreements.

The purchase commitments made expose the Company to raw materials price fluctuation risk. CCU Argentina acquires malt from local producers. These raw materials represent approximately 8% (7% in 2020 and 6% in 2019) of the direct cost of the Chile Operating segment.

As of December 31, 2021, in the Chile Operation segment, the cost of cans represented approximately 20% of direct costs (19% in 2020 and 17% in 2019). In the International Business Operating segment, the cost of cans represented approximately 38% of direct raw materials costs as of December 31, 2021 (36% in 2020 and 38% in 2019).

Concentrates, Sugar and plastic containers

The main raw materials used in the production of non-alcoholic beverages are concentrated, which are mainly acquired from licenses, sugar and plastic resin for the manufacturing of plastic bottles and containers. The Company is exposed to price fluctuation risks involving these raw materials, which jointly represent approximately 30% (24% in 2020 and 31% in 2019) of the direct cost of the Chile Operating segment.

The Company does not engage in hedging raw materials purchases.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Grapes and wine

The main raw materials used by subsidiary Viña San Pedro Tarapacá S.A. (from now VSPT) for wine production are grapes harvested from its own vineyards and grapes and wine acquired from third parties through long-term and spot contracts. In the last 12 months, approximately 26% (20% in 2020) of VSPT’s total wine supply came from its own vineyards. Regarding our export market, and considering our focus on this market, approximately 42% (33% in 2020) of our wine supply for export came from our own vineyards.

The remaining 74% (80% in 2020) supply was purchased from third parties through long-term and spot contracts. In the last 12 months, the subsidiary VSPT acquired 60% (65% in 2020 and 54% in 2019) of the necessary grapes and wine from third parties through spot contracts. Additionally, the long-term transactions were 15% (16% in 2020 and 19% in 2019) of the total supply.

We should consider that as of December 31, 2021, wine represents 60% (59% in 2020 and 60% in 2019) of the total direct cost of the Wine Operating segment, and supplies purchased from third parties represented 36% (38% in 2020 and 33% in 2019).

Raw material Price sensitivity analysis

Total direct costs in the Consolidated Statement of Income for the twelve months ended as of December 31, 2021, amounted to ThCh$ 1,014,092,586 (ThCh$ 757,097,886 in 2020 and ThCh$ 694,307,741 in 2019). Assuming a reasonably possible 8% increase (decrease) in the direct cost of each Operating segment and keeping all other variables such as exchange rates constant, the aforesaid increase (decrease) would hypothetically result into a (loss) gain before taxes of ThCh$ 51,992,161 (ThCh$ 38,770,441 in 2020 and ThCh$ 33,084,911 in 2019) for the Chile Operating segment,
ThCh$ 20,522,990 (ThCh$ 13,698,385 in 2020 and ThCh$ 14,807,640 in 2019) for the International Business Operating segment and ThCh$ 10,139,588 (ThCh$ 8,959,908 in 2020 and ThCh$ 8,310,433 in 2019) for the Wine operating segment.

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

The domestic market mainly refers to accounts receivables in Chile and represents 66% of total trade accounts receivable (70% in 2020). The Company has a wide base of customers that are subject to the policies, procedures and controls established by the Company. Credit limits are established for all customers on the basis of an internal rating and their payment behavior. Outstanding trade accounts receivable are regularly monitored. In addition, the Company purchases credit insurance that covers 90% of individually significant accounts receivable balances, coverage that as of December 31, 2021, is equivalent to 85% (86% in 2020) of total accounts receivable.

Overdue, but not impaired, trade accounts receivables represent customers that are less than 18 days overdue (
33
in 2020 and
30
in 2019).

As of December 31, 2021, the Company has approximately 1,409 customers (1,405 in 2020) with more than Ch$ 10 million in debt each, which altogether represent approximately 88% (88% in 2020) of total trade accounts receivable. There are 276 customers (272 customers in 2020) with balances in excess of Ch$ 50 million each, representing approximately 78% (76% in 2020) of the total accounts receivable. The 91% (92% in 2020) of those accounts receivable are covered by credit insurance.

The Company sells its products through retail customers, wholesale distributors and supermarket chains, with a credit worthiness of 100% (99% in 2020).

As of December 31, 2021, the Company has no significant guarantees from its customers.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

The Company believes that no additional credit risk provisions other than the individual and collective provisions determined as of December 31, 2021, that amount to ThCh$ 5,820,206 (ThCh$ 6,323,298 in 2020) are needed since a large percentage of these are covered by insurance (See
Note 10 – Trade and other receivable
).

Exports market

The credit risk related to accounts receivable from exports is managed by the Head of Credit and Collections and is monitored by the Administration and Finance Management Department. VSPT’s export trade accounts receivable represent 12% of total trade accounts receivable (13% in 2020). VSPT has a wide base of customers, in more than eighty countries, which are subject to the policies, procedures and controls established by VSPT. In addition, VSPT acquires credit insurance to cover 96% (98% in 2020) of individually significant accounts receivable. This coverage accounts for more than 88% (89% in 2020) of total accounts receivable are covered. Pending payments of trade accounts receivable are regularly monitored. Apart from the credit insurance, having diversified sales in different countries decreases the credit risk.

As of December 31, 2021, there were 71 customers (60 in 2020) with more than ThCh$ 65,000 of debt each, which represent 93% (88% in 2020) of VSPT´s total export market accounts receivable.

Regarding VSPT’s export customers, overdue, but no impaired, trade accounts receivables are customers that are less than 28 days overdue (25 days average in 2020).

The Company believes that no credit risk provisions are necessary other than the individual and collective provisions determined as of December 31, 2021. See analysis of accounts receivable aging and losses due to impairment of accounts receivables (See
Note 10 – Trade and other receivable
).

Financial investments and derivatives

Financial investments correspond to time deposits, which are financial instruments acquired with repurchase agreements at fixed interest rate, maturing in less than three months placed in financial institutions in Chile, so there are not exposed to significant market risk. Derivatives are measured at fair value and traded only in the Chilean market. Since 2018, the amendment to IFRS 9, which requires changes to the valuation of derivative financial instruments considering the counterparty risk (CVA and DVA), is applied. The CVA and DVA effect is calculated using the probability of default of the counterparty or CCU, when applicable, assuming a 40% recovery rate for each derivative instrument. For CCU, the default probability is obtained from the spread of corporate bonds with the same credit risk rating than CCU, while for the counterparty, considers the sum between the Credit Default Swap (CDS) of Chile and the CDS of Citibank in the United States. As of December 31, 2021, the effect is not material.

Tax risk

Our businesses are subject to different taxes in the countries we operate, particularly with excise taxes on the consumption of alcoholic and non-alcoholic beverages. An increase in the rate of these or any other tax could negatively affect our sales and profitability.

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

Risk from health crises

Health crises, pandemics or the outbreak of contagious diseases at a global or regional level could have a negative impact on our operations and financial position.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

A health crisis, pandemic or the outbreak of disease at a global or regional level, such as the case of the recent outbreak of COVID-19, which was declared a pandemic by the World Health Organization in March 2020, could have a negative impact on our operations and financial position. The above-mentioned circumstances could impede the normal operation of the Company, limit our production and distribution capacity, and/or generate a contraction in the demand for our products. The degree of impact on our operations will depend on factors that we cannot predict, such as the duration, spread, and severity of the health crisi
s
.

Any prolonged restrictive measures put in place in order to control an outbreak of a contagious disease or other adverse public health development in any of our targeted markets may have a material and adverse effect on our business operations. The ultimate severity of the Coronavirus outbreak is uncertain at this time and therefore we cannot predict the impact it may have on the world, the economies where we operate or the financial markets, and consequently in our financial condition or results of operations.

The Company’s financial liabilities expiring as of December 31, 2021 and December 31, 2020 based on non-discounted contractual cash flows are summarized as follows:

As of December 31, 2021	Book value (*)	Contractual flows maturities
		0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities no derivative
Bank borrowings	190,661,800	4,505,654	74,860,895	112,655,890	10,390,245	2,727,799	205,140,483
Bond payable	347,828,044	5,163,114	7,667,710	59,816,383	116,282,352	237,482,947	426,412,506
Lease liabilities	35,161,384	1,959,601	5,372,094	10,310,033	3,927,456	24,202,014	45,771,198
Deposits for return of bottles and containers	11,980,948	-	11,980,948	-	-	-	11,980,948
Sub-Total	585,632,176	11,628,369	99,881,647	182,782,306	130,600,053	264,412,760	689,305,135
Derivatives
Derivatives not designated as hedges	411,954	411,954	-	-	-	-	411,954
Derivatives designated as hedges	8,813,456	799,211	4,245,323	883,649	3,153,183	-	9,081,366
Sub-Total	9,225,410	1,211,165	4,245,323	883,649	3,153,183	-	9,493,320
Total	594,857,586	12,839,534	104,126,970	183,665,955	133,753,236	264,412,760	698,798,455
(*) View current and non-current book value in
Note 7– Financial Instruments.

As of December 31, 2020	Book value (*)	Contractual flows maturities
		0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities no derivative
Bank borrowings	125,906,105	836,693	39,751,923	79,476,094	12,885,867	803,482	133,754,059
Bond payable	332,416,479	4,954,003	7,303,258	34,748,671	109,950,580	255,265,277	412,221,789
Lease liabilities	32,134,911	1,689,539	4,415,461	7,687,792	4,724,806	23,943,806	42,461,404
Deposits for return of bottles and containers	14,116,167	-	14,116,167	-	-	-	14,116,167
Sub-Total	504,573,662	7,480,235	65,586,809	121,912,557	127,561,253	280,012,565	602,553,419
Derivatives
Derivatives not designated as hedges	4,243,939	4,243,939	-	-	-	-	4,243,939
Derivatives designated as hedges	5,323,640	1,176,303	4,521,259	-	-	-	5,697,562
Sub-Total	9,567,579	5,420,242	4,521,259	-	-	-	9,941,501
Total	514,141,241	12,900,477	70,108,068	121,912,557	127,561,253	280,012,565	612,494,920
(*) View current and non-current book value in
Note 7– Financial Instruments
.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

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

The detail of the segments is presented in the following tables:

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021
a)       Information as per operating segments for the years ended December 31, 2021 and 202
0
:

	Chile		International Business		Wines		Others		Total
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales revenue external customers	1,538,677,522	1,208,196,118	657,839,497	391,125,264	245,271,440	223,273,704	-	-	2,441,788,459	1,822,595,086
Other income	21,328,227	18,300,114	15,022,421	11,403,939	5,138,052	4,240,620	1,435,121	1,053,919	42,923,821	34,998,592
Sales revenue between segments	18,146,164	16,266,638	5,082,733	299,622	11,210,573	7,696,044	(34,439,470)	(24,262,304)	-	-
Net sales	1,578,151,913	1,242,762,870	677,944,651	402,828,825	261,620,065	235,210,368	(33,004,349)	(23,208,385)	2,484,712,280	1,857,593,678
Change %	27.0	-	68.3	-	11.2	-	-	-	33.8	-
Cost of sales	(810,802,559)	(626,099,060)	(341,082,046)	(229,669,229)	(159,494,416)	(139,512,564)	19,819,224	11,244,931	(1,291,559,797)	(984,035,922)
% of Net sales	51.4	50.4	50.3	57.0	61.0	59.3	-	-	52.0	53.0
Gross margin	767,349,354	616,663,810	336,862,605	173,159,596	102,125,649	95,697,804	(13,185,125)	(11,963,454)	1,193,152,483	873,557,756
% of Net sales	48.6	49.6	49.7	43.0	39.0	40.7	-	-	48.0	47.0
MSD&A (1)	(506,891,948)	(443,636,760)	(288,303,183)	(189,421,217)	(69,052,335)	(64,790,758)	(17,929,915)	(6,941,510)	(882,177,381)	(704,790,245)
% of Net sales	32.1	35.7	42.5	47.0	26.4	27.5	-	-	35.5	37.9
Other operating income (expenses)	1,077,090	1,634,543	8,004,833	14,910,793	605,853	622,178	217,971	655,840	9,905,747	17,823,354
Adjusted operating result (2)	261,534,496	174,661,593	56,564,255	(1,350,828)	33,679,167	31,529,224	(30,897,069)	(18,249,124)	320,880,849	186,590,865
Change %	49.7	-	(4,287.4)	-	6.8	-	-	-	72.0	-
% of Net sales	16.6	14.1	8.3	(0.3)	12.9	13.4	-	-	12.9	10.0
Net financial expense	-	-	-	-	-	-	-	-	(21,396,824)	(25,262,920)
Equity and income of associates and joint ventures	-	-	-	-	-	-	-	-	226,026	(8,437,209)
Gains (losses) on exchange differences	-	-	-	-	-	-	-	-	(10,149,345)	2,551,823
Results as per adjustment units	-	-	-	-	-	-	-	-	2,529,298	(429,198)
Other gains (losses)	-	-	-	-	-	-	-	-	9,590,450	(11,410,085)
Income before taxes									301,680,454	143,603,276
Tax income (expense)									(82,629,773)	(35,408,420)
Net income for year									219,050,681	108,194,856
Non-controlling interests									19,887,950	12,042,584
Net income attributable to equity holders of the parent									199,162,731	96,152,272
Depreciation and amortization	73,082,403	70,106,357	34,289,517	25,551,989	12,011,674	11,575,351	4,733,145	2,580,279	124,116,739	109,813,976
ORBDA (3)	334,616,899	244,767,950	90,853,772	24,201,161	45,690,841	43,104,575	(26,163,924)	(15,668,845)	444,997,588	296,404,841
Change %	36.7	-	275.4	-	6.0	-	-	-	50.1	-
% of Net sales	21.2	19.7	13.4	6.0	17.5	18.3	-	-	17.9	16.0

(1)	MSD&A included Marketing, Selling, Distribution and Administrative expenses.
(2)
Adjusted operating result (for management purposes we have defined it as Net income before net financial expense, gain (losses) of joint venture and associates accounted for using the equity method, gains (losses) on exchange differences, result as per adjustment units and income taxes).

(3)	ORBDA (for management purposes we have defined it as Adjusted Operating Result before Depreciation and Amortization).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

b)	Information as per operating segments for the years ended December 31, 2020 and 2019 :

	Chile		International Business		Wines		Others		Total
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales revenue external customers	1,208,196,118	1,134,048,629	391,125,264	452,267,652	223,273,704	203,230,777	-	-	1,822,595,086	1,789,547,058
Other income	18,300,114	16,438,937	11,403,939	11,724,538	4,240,620	3,806,545	1,053,919	1,023,619	34,998,592	32,993,639
Sales revenue between segments	16,266,638	13,816,469	299,622	495,259	7,696,044	5,284,436	(24,262,304)	(19,596,164)	-	-
Net sales	1,242,762,870	1,164,304,035	402,828,825	464,487,449	235,210,368	212,321,758	(23,208,385)	(18,572,545)	1,857,593,678	1,822,540,697
Change %	6.7	-	(13.3)	-	10.8	-	-	-	1.9	-
Cost of sales	(626,099,060)	(540,048,331)	(229,669,229)	(248,880,925)	(139,512,564)	(128,763,785)	11,244,931	9,374,851	(984,035,922)	(908,318,190)
% of Net sales	50.4	46.4	57.0	53.6	59.3	60.6	-	-	53.0	49.8
Gross margin	616,663,810	624,255,704	173,159,596	215,606,524	95,697,804	83,557,973	(11,963,454)	(9,197,694)	873,557,756	914,222,507
% of Net sales	49.6	53.6	43.0	46.4	40.7	39.4	-	-	47.0	50.2
MSD&A (1)	(443,636,760)	(429,093,171)	(189,421,217)	(210,155,693)	(64,790,758)	(55,595,811)	(6,941,510)	(9,726,563)	(704,790,245)	(704,571,238)
% of Net sales	35.7	36.9	47.0	45.2	27.5	26.2	-	-	37.9	38.7
Other operating income (expenses)	1,634,543	5,266,475	14,910,793	14,201,709	622,178	515,019	655,840	1,173,780	17,823,354	21,156,983
Adjusted operating result (2)	174,661,593	200,429,008	(1,350,828)	19,652,540	31,529,224	28,477,181	(18,249,124)	(17,750,477)	186,590,865	230,808,252
Change %	(12.9)	-	(106.9)	-	10.7	-	-	-	(19.2)	-
% of Net sales	14.1	17.2	(.3)	4.2	13.4	13.4	-	-	10.0	12.7
Net financial expense	-	-	-	-	-	-	-	-	(25,262,920)	(14,602,562)
Equity and income of associates and joint ventures	-	-	-	-	-	-	-	-	(8,437,209)	(16,431,759)
Foreign currency exchange differences	-	-	-	-	-	-	-	-	2,551,823	(9,054,155)
Results as per adjustment units	-	-	-	-	-	-	-	-	(429,198)	(8,255,001)
Other gains (losses)	-	-	-	-	-	-	-	-	(11,410,085)	3,156,799
Income before taxes									143,603,276	185,621,574
Tax income (expense)									(35,408,420)	(39,975,914)
Net income for year									108,194,856	145,645,660
Non-controlling interests									12,042,584	15,503,968
Net income attributable to equity holders of the parent									96,152,272	130,141,692
Depreciation and amortization	70,106,357	66,301,914	25,551,989	27,077,745	11,575,351	9,826,148	2,580,279	1,815,127	109,813,976	105,020,934
ORBDA (3)	244,767,950	266,730,922	24,201,161	46,730,285	43,104,575	38,303,329	(15,668,845)	(15,935,350)	296,404,841	335,829,186
Change %	(8.2)	-	(48.2)	-	12.5	-	-	-	(11.7)	-
% of Net sales	19.7	22.9	6.0	10.1	18.3	18.0	-	-	16.0	18.4

(1)	MSD&A included Marketing, Selling, Distribution and Administrative expenses.
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
F-49

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Sales information by geographic locatio
n

Net sales per geographical location	For the years ended as of December 31,
	2021	2020	2019
	ThCh$	ThCh$	ThCh$
Chile (1)	1,781,697,146	1,436,790,253	1,342,369,499
Argentina (2)	612,603,034	338,214,943	390,443,569
Uruguay	21,643,168	19,483,698	17,805,957
Paraguay	48,286,593	39,244,642	47,148,643
Bolivia	20,482,339	23,860,142	24,773,029
Foreign countries	703,015,134	420,803,425	480,171,198
Total	2,484,712,280	1,857,593,678	1,822,540,697
(1)	Includes net sales correspond to Corporate Support Unit and eliminations between geographical locations. Additionally, includes net sales made in Chile of the Wines Operating segment.
(2)	Includes net sales made by the subsidiaries Finca La Celia S.A. and Los Huemules SRL., registered under the Wines Operating segment and Chile Operating segment, respectively.

Sales information by customer

	For the years ended as of December 31,
Net Sales	2021	2020	2019
	ThCh$	ThCh$	ThCh$
Domestic sales	2,354,364,404	1,729,519,439	1,702,109,548
Exports sales	130,347,876	128,074,239	120,431,149
Total	2,484,712,280	1,857,593,678	1,822,540,697

Sales information by product category

Sales information by product category	For the years ended as of December 31,
	2021	2020	2019
	ThCh$	ThCh$	ThCh$
Alcoholic business	1,713,348,191	1,249,738,114	1,206,288,857
Non-alcoholic business	728,440,268	572,856,972	583,258,201
Others (1)	42,923,821	34,998,592	32,993,639
Total	2,484,712,280	1,857,593,678	1,822,540,697
(1)	Others consist mainly of sales of by-products and packaging including bottles, pallets, and glasses.

Depreciation and amortization as per operating segments

Depreciation and amortization	For the years ended as of December 31,
	2021	2020	2019
	ThCh$	ThCh$	ThCh$
Chile operating segment	73,082,403	70,106,357	66,301,914
International Business operating segment	34,289,517	25,551,989	27,077,745
Wines operating segment	12,011,674	11,575,351	9,826,148
Others (1)	4,733,145	2,580,279	1,815,127
Total	124,116,739	109,813,976	105,020,934
(1)	I ncludes depreciation and amortization corresponding to the Corporate Support Units.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Cash flows Operating Segments

Cash flows Operating Segments	For the years ended as of December 31,
	2021	2020	2019
	ThCh$	ThCh$	ThCh$
Cash flows from (used in ) Operating activities	293,355,573	280,669,513	242,320,045
Chile operating segment	121,754,766	151,303,443	139,560,085
International business operating segment	101,401,629	46,144,420	3,885,657
Wines operating segment	19,545,855	30,806,504	37,196,293
Others (1) (*)	50,653,323	52,415,146	61,678,010

Cash flows from (used in ) Investing Activities	(178,992,533)	(140,545,147)	(144,185,726)
Chile operating segment	(40,365,451)	(127,007,063)	(125,009,624)
International business operating segment	(63,129,231)	(31,326,275)	(38,558,437)
Wines operating segment	(8,920,470)	(13,617,314)	(28,895,781)
Others (1) (*)	(66,577,381)	31,405,505	48,278,116

Cash flows from (used in ) Financing Activities	(233,643,855)	64,749,555	(199,420,161)
Chile operating segment	(107,692,241)	(32,340,146)	(14,458,606)
International business operating segment	(9,003,717)	8,883,672	25,039,794
Wines operating segment	(40,134,129)	23,435,811	439,231
Others (1) (*)	(76,813,768)	64,770,218	(210,440,580)

(1)	Others include Corporate Support Units, due to cash flows are managed by CCU.
(*) It
includes contribution to joint ventures. See
Note 8 - Cash and cash equivalents
.

Capital expenditures as per operating segments

Capital expenditures (property, plant and equipment and software additions)	For the years ended as of December 31,
	2021	2020	2019
	ThCh$	ThCh$	ThCh$
Chile operating segment	94,336,053	74,932,872	69,394,303
International Business operating segment	63,288,453	31,573,930	38,524,717
Wines operating segment	8,977,284	13,214,298	22,020,111
Others (1)	5,252,192	3,065,629	10,548,718
Total	171,853,982	122,786,729	140,487,849
(1)	Others include the capital investments corresponding to the Corporate Support Units.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Assets as per operating segment
s

Assets as per Operating segment	As of December 31, 2021	As of December 31, 2020
	ThCh$	ThCh$
Chile operating segment	1,586,202,143	1,473,645,561
International Business operating segment	637,642,711	428,447,375
Wines operating segment	442,524,176	425,591,825
Others (1)	180,381,607	197,651,771
Total	2,846,750,637	2,525,336,532
(1)	I ncludes assets corresponding to the Corporate Support Units.

Assets per geographic location

Assets per geographical location	As of December 31, 2021	As of December 31, 2020
	ThCh$	ThCh$
Chile (1)	2,162,818,404	2,065,140,158
Argentina (2)	557,983,133	353,431,002
Uruguay	27,854,154	23,678,290
Paraguay	60,700,994	48,742,190
Bolivia	37,393,952	34,344,892
Total	2,846,750,637	2,525,336,532
(1)
Includes the assets corresponding to the Corporate Support Units and eliminations between geographic location and investments in associates and joint ventures. Additionally, includes part of Wines Operating segment and excludes its argentine subsidiary Finca La Celia S.A.

(2)	Includes the assets of the subsidiaries Finca La Celia S.A. and Los Huemules S.R.L., registered under the Wines Operating segment and Chile Operating segment, respectively.

Liabilities as per operating segments

Liabilities as per Operating segment	As of December 31, 2021	As of December 31, 2020
	ThCh$	ThCh$
Chile operating segment	737,711,189	599,712,023
International Business operating segment	269,896,961	174,963,952
Wines operating segment	172,223,909	175,772,540
Others (1)	241,403,275	166,069,342
Total	1,421,235,334	1,116,517,857

(1)	O thers include liabilities corresponding to the Corporate Support Units.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Operating Segment’s additional information

The Consolidated Statement of Income classified according to the Company’s operations management is as follows:

CONSOLIDATED STATEMENT OF INCOME	Notes	For the years ended December 31,
		2021	2020	2019
		ThCh$	ThCh$	ThCh$
Sales revenue external customers		2,441,788,459	1,822,595,086	1,789,547,058
Other income		42,923,821	34,998,592	32,993,639
Net sales		2,484,712,280	1,857,593,678	1,822,540,697
Change %		33.8	1.9	-
Cost of sales		(1,291,559,797)	(984,035,922)	(908,318,190)
% of Net sales		52.0	53.0	49.8
Gross margin		1,193,152,483	873,557,756	914,222,507
% of Net sales		48.0	47.0	50.2
MSD&A (1)		(882,177,381)	(704,790,245)	(704,571,238)
% of Net sales		35.5	37.9	38.7
Other operating income (expenses)		9,905,747	17,823,354	21,156,983
Adjusted operating result (2)		320,880,849	186,590,865	230,808,252
Change %		72.0	(19.2)	-
% of Net sales		12.9	10.0	12.7
Net financial expense	33	(21,396,824)	(25,262,920)	(14,602,562)
Equity and income of associates and joint ventures	16	226,026	(8,437,209)	(16,431,759)
Gains (losses) on exchange differences	33	(10,149,345)	2,551,823	(9,054,155)
Results as per adjustment units	33	2,529,298	(429,198)	(8,255,001)
Other gains (losses)	32	9,590,450	(11,410,085)	3,156,799
Income before taxes		301,680,454	143,603,276	185,621,574
Tax income (expense)	25	(82,629,773)	(35,408,420)	(39,975,914)
Net income		219,050,681	108,194,856	145,645,660
Non-controlling interests	29	19,887,950	12,042,584	15,503,968
Net income attributable to equity holders of the parent		199,162,731	96,152,272	130,141,692
Depreciation and amortization	30	124,116,739	109,813,976	105,020,934
ORBDA (3)		444,997,588	296,404,841	335,829,186
Change %		50.1	(11.7)	-
% of Net sales		17.9	16.0	18.4

See definition of (1), (2) and (3), in information as per Operating segment under this Note.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

The following is a reconciliation of our Net income, the main comparable IFRS measure to Adjusted Operating Result for the years ended
December 31, 2021, 2020 and 2019
:

	For the years ended December 31,
	2021	2020	2019
	ThCh$	ThCh$	ThCh$
Net income	219,050,681	108,194,856	145,645,660
Add (Subtract):
Other gains (losses)	(9,590,450)	11,410,085	(3,156,799)
Finance income	(14,263,669)	(3,451,143)	(13,117,641)
Finance costs	35,660,493	28,714,063	27,720,203
Share of net income (loss) of joint ventures and associates accounted for using the equity method	(226,026)	8,437,209	16,431,759
Gains (losses) on exchange differences	10,149,345	(2,551,823)	9,054,155
Result as per adjustment units	(2,529,298)	429,198	8,255,001
Income tax expense	82,629,773	35,408,420	39,975,914
Adjusted operating result	320,880,849	186,590,865	230,808,252
Depreciation and amortization	124,116,739	109,813,976	105,020,934
ORBDA	444,997,588	296,404,841	335,829,186

The following is a reconciliation of the consolidated amounts presented for MSD&A with the comparable amounts presented on the face of our consolidated statement o
f
 income:

	For the years ended December 31.
	2021	2020	2019
	ThCh$	ThCh$	ThCh$
Consolidated statement of income
Distribution costs	(438,601,936)	(337,101,549)	(327,543,973)
Administrative expenses	(161,390,779)	(138,811,668)	(136,975,243)
Other expenses by function	(284,087,358)	(230,349,566)	(241,479,749)
Other expenses included in ´Other expenses by function´	1,902,692	1,472,538	1,427,727
Total MSD&A	(882,177,381)	(704,790,245)	(704,571,238)

Segment information by joint ventures and associates

The Administration of the Company review the financial situation and result of the all of their joint ventures and associated that is described in
Note 16 - Investments accounted for using equity method
.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Note 7
Financial Instruments

Financial instruments categories

The carrying amounts of each financial instrument category as of each year-end are detailed as follows:

	As of December 31, 2021		As of December 31, 2020
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instruments	9,838,420	-	222,443	-
Market securities and investments in other companies	14,013,076	-	7,329,096	-
Derivative hedge assets	-	31,252,095	4,661,049	11,953,435
Total other financial assets	23,851,496	31,252,095	12,212,588	11,953,435
Accounts receivable - trade and other receivable (net)	372,995,729	3,801,244	275,387,923	1,860,635
Accounts receivable from related parties	5,307,264	104,197	5,313,079	132,555
Total accounts receivables	378,302,993	3,905,441	280,701,002	1,993,190
Sub-Total financial assets	402,154,489	35,157,536	292,913,590	13,946,625
Cash and cash equivalents	265,568,125	-	396,389,016	-
Total financial assets	667,722,614	35,157,536	689,302,606	13,946,625
Bank borrowings	76,169,204	114,492,596	37,754,705	88,151,400
Bonds payable	8,087,630	339,740,414	7,691,023	324,725,456
Deposits for return of bottles and containers	11,980,948	-	14,116,167	-
Total financial liabilities measured at amortized cost	96,237,782	454,233,010	59,561,895	412,876,856
Derivatives not designated as hedges	411,954	-	4,243,939	-
Derivatives designated as hedges	4,776,623	4,036,833	5,323,640	-
Total financial derivative liabilities	5,188,577	4,036,833	9,567,579	-
Total other financial liabilities (*)	101,426,359	458,269,843	69,129,474	412,876,856
Lease Liabilities	6,152,361	29,009,023	4,934,639	27,200,272
Total lease liabilities (**)	6,152,361	29,009,023	4,934,639	27,200,272
Account payable- trade and other payable	515,569,184	29,457	324,521,077	19,875
Accounts payable to related parties	26,208,319	-	18,432,354	-
Total commercial obligations and other accounts payable	541,777,503	29,457	342,953,431	19,875
Total financial liabilities	649,356,223	487,308,323	417,017,544	440,097,003

(*) See
Note 21 - Other financial liabilities
.
(**) See
Note 22 - Lease liabilities
.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Fair value of Financial instrument
s

The following tables show fair values, based on financial instrument categories, compared to the carrying amount included in the Consolidated Statements of Financial Position:

a)	Financial assets and liabilities are detailed as follows:

	As of December 31, 2021		As of December 31, 2020
	Book Value	Fair Value	Book Value	Fair Value
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instruments	9,838,420	9,838,420	222,443	222,443
Market securities and investments in other companies	14,013,076	14,013,076	7,329,096	7,329,096
Derivative hedge assets	31,252,095	31,252,095	16,614,484	16,614,484
Total other financial assets	55,103,591	55,103,591	24,166,023	24,166,023
Accounts receivable - trade and other receivable (net)	376,796,973	376,796,973	277,248,558	277,248,558
Accounts receivable from related parties	5,411,461	5,411,461	5,445,634	5,445,634
Total accounts receivables	382,208,434	382,208,434	282,694,192	282,694,192
Sub-Total financial assets	437,312,025	437,312,025	306,860,215	306,860,215
Cash and cash equivalents	265,568,125	265,568,125	396,389,016	396,389,016
Total financial assets	702,880,150	702,880,150	703,249,231	703,249,231
Bank borrowings	190,661,800	193,844,871	125,906,105	131,188,200
Bonds payable	347,828,044	328,366,713	332,416,479	373,570,478
Deposits for return of bottles and containers	11,980,948	11,980,948	14,116,167	14,116,167
Total financial liabilities measured at amortized cost	550,470,792	534,192,532	472,438,751	518,874,845
Derivatives not designated as hedges	411,954	411,954	4,243,939	4,243,939
Derivatives designated as hedges	8,813,456	8,813,456	5,323,640	5,323,640
Total financial derivative liabilities	9,225,410	9,225,410	9,567,579	9,567,579
Total other financial liabilities (*)	559,696,202	543,417,942	482,006,330	528,442,424
Lease Liabilities	35,161,384	35,161,384	32,134,911	32,134,911
Total lease liabilities (**)	35,161,384	35,161,384	32,134,911	32,134,911
Account payable- trade and other payable	515,598,641	515,598,641	324,540,952	324,540,952
Accounts payable to related parties	26,208,319	26,208,319	18,432,354	18,432,354
Total commercial obligations and other accounts payable	541,806,960	541,806,960	342,973,306	342,973,306
Total financial liabilities	1,136,664,546	1,120,386,286	857,114,547	903,550,641

(*) See
Note 21 - Other financial liabilities
.
(**) See
Note 22 - Lease liabilities
.

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

The fair value of bank borrowings and Bonds payable has hierarchy level 2 of fair value.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

b)	Financial instruments by category:

As of December 31, 2021	Fair value with changes in income	Financial assets measured at amortized cost	Hedge derivatives	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets
Derivative financial instruments	9,838,420	-	-	9,838,420
Marketable securities and investments in other companies	14,013,076	-	-	14,013,076
Derivative hedge assets	-	-	31,252,095	31,252,095
Total other financial assets	23,851,496	-	31,252,095	55,103,591
Cash and cash equivalents	-	265,568,125	-	265,568,125
Trade and other receivable (net)	-	376,796,973	-	376,796,973
Accounts receivable from related parties	-	5,411,461	-	5,411,461
Total financial assets	23,851,496	647,776,559	31,252,095	702,880,150

As of December 31, 2021	Fair value with changes in income	Hedge derivatives	Financial liabilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial liabilities
Bank borrowings	-	-	190,661,800	190,661,800
Bonds payable	-	-	347,828,044	347,828,044
Deposits for return of bottles and containers	-	-	11,980,948	11,980,948
Derivatives not designated as hedges	411,954	-	-	411,954
Derivatives designated as hedges	-	8,813,456	-	8,813,456
Total other financial liabilities	411,954	8,813,456	550,470,792	559,696,202
Leases liabilities	-	-	35,161,384	35,161,384
Account payable- trade and other payable	-	-	515,598,641	515,598,641
Accounts payable to related parties	-	-	26,208,319	26,208,319
Total financial liabilities	411,954	8,813,456	1,127,439,136	1,136,664,546

As of December 31, 2020	Fair value with changes in income	Financial assets measured at amortized cost	Hedge derivatives	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets
Derivative financial instruments	222,443	-	-	222,443
Marketable securities and investments in other companies	7,329,096	-	-	7,329,096
Derivative hedge assets	-	-	16,614,484	16,614,484
Total other financial assets	7,551,539	-	16,614,484	24,166,023
Cash and cash equivalents	-	396,389,016	-	396,389,016
Trade and other receivable (net)	-	277,248,558	-	277,248,558
Accounts receivable from related parties	-	5,445,634	-	5,445,634
Total financial assets	7,551,539	679,083,208	16,614,484	703,249,231

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

As of December 31, 2020	Fair value with changes in income	Hedge derivatives	Financial liabilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial liabilities
Bank borrowings	-	-	125,906,105	125,906,105
Bonds payable	-	-	332,416,479	332,416,479
Deposits for return of bottles and containers	-	-	14,116,167	14,116,167
Derivatives not designated as hedges	4,243,939	-	-	4,243,939
Derivatives designated as hedges	-	5,323,640	-	5,323,640
Total other financial liabilities	4,243,939	5,323,640	472,438,751	482,006,330
Leases liabilities	-	-	32,134,911	32,134,911
Account payable- trade and other payable	-	-	324,540,952	324,540,952
Accounts payable to related parties	-	-	18,432,354	18,432,354
Total financial liabilities	4,243,939	5,323,640	847,546,968	857,114,547

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Derivative Instruments

The detail of maturities, number of derivative agreements, contracted nominal amounts, fair values and the classification of such derivative instruments by type of agreement at the closing of each year are detailed as follows:

	As of December 31, 2021				As of December 31, 2020
	Number of agreements	Nominal amounts thousand	Asset	Liability	Number of agreements	Nominal amounts thousand	Asset	Liability
			ThCh$	ThCh$			ThCh$	ThCh$
Cross currency swaps UF/CLP	3	8,000	31,252,095	4,330,917	4	10,000	16,614,484	4,815,182
Less than a year		-	-	4,330,917		-	4,661,049	4,815,182
Between 1 and 5 years		8,000	31,252,095	-		10,000	11,953,435	-
Cross currency interest rate swaps USD/EURO	-	-	-	-	1	11,600	-	508,458
Less than a year		-	-	-		11,600	-	508,458
Cross currency interest rate swaps UF/EURO	1	296	-	1,153,698	-	-	-	-
Less than a year		-	-	65,288		-	-	-
Between 1 and 5 years		296	-	1,088,410		-	-	-
Cross currency interest rate swaps UF/USD	1	479	-	3,328,841	-	-	-	-
Less than a year		-	-	380,418		-	-	-
Between 1 and 5 years		479	-	2,948,423		-	-	-
Subtotal hedging derivatives	5		31,252,095	8,813,456	5		16,614,484	5,323,640
Forwards USD	19	132,333	8,231,588	268,328	21	101,418	63,143	4,118,216
Less than a year		132,333	8,231,588	268,328		101,418	63,143	4,118,216
Forwards Euro	3	36,187	1,413,219	53,421	5	23,884	9,819	125,723
Less than a year		36,187	1,413,219	53,421		23,884	9,819	125,723
Forwards CAD	1	1,780	-	67,330	1	2,500	100,958	-
Less than a year		1,780	-	67,330		2,500	100,958	-
Forwards GBP	2	740	-	19,685	1	800	48,523	-
Less than a year		740	-	19,685		800	48,523	-
Forwards CHF	2	-	193,613	3,190	-	-	-	-
Less than a year		-	193,613	3,190		-	-	-
Subtotal derivatives with effects on income	27		9,838,420	411,954	28		222,443	4,243,939
Total instruments	32		41,090,515	9,225,410	33		16,836,927	9,567,579

These derivative agreements have been entered into as a hedge of exchange rate risk exposure. In the case of forwards, the Company does not comply with the formal requirements for hedging designation; consequently their effects are recorded in Income, in Other gains (losses).

In the case of Cross Currency Interest Rate Swaps and the Cross Interest Rate Swaps, these qualify as cash flow hedges of the cash flows related to loans from Banco de Chile and Scotiabank Chile. See additional disclosures in
Note 21 – Other financial liabilities
.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021
As of December 31, 2021
Entity	Nature of risks covered	Rights		Obligations		Fair value of net asset (liabilities)	Maturity
		Currency	Amount	Currency	Amount	Amount
			ThCh$		ThCh$	ThCh$
Banco Santander - Chile	Flow interest rate on bank bonds	UF	97,057,334	CLP	86,696,081	10,361,253	08-10-2023
Scotiabank Chile	Flow interest rate on bank bonds	UF	62,695,477	CLP	55,848,021	6,847,456	06-01-2023
Banco Santander - Chile	Flow interest rate on bank bonds	UF	93,491,832	CLP	83,779,363	9,712,469	06-01-2023
Scotiabank Chile	Flow interest rate and exchange rate on bank loans	UF	14,695,305	USD	18,024,146	(3,328,841)	06-01-2025
Scotiabank Chile	Flow interest rate and exchange rate on bank loans	UF	9,095,477	EUR	10,249,175	(1,153,698)	06-02-2025

As of December 31, 2020
Entity	Nature of risks covered	Rights		Obligations		Fair value of net asset (liabilities)	Maturity
		Currency	Amount	Currency	Amount	Amount
			ThCh$		ThCh$	ThCh$
Scotiabank Chile	Flow interest rate and exchange rate on bank loans	USD	8,288,973	EUR	8,797,431	(508,458)	06-18-2021
Banco de Chile	Flow interest rate on bank bonds	UF	53,163,284	CLP	48,502,235	4,661,049	09-15-2021
Banco Santander - Chile	Flow interest rate on bank bonds	UF	99,523,402	CLP	96,705,562	2,817,840	08-10-2023
Scotiabank Chile	Flow interest rate on bank bonds	UF	63,400,143	CLP	61,365,413	2,034,730	06-01-2023
Banco Santander - Chile	Flow interest rate on bank bonds	UF	94,206,548	CLP	91,920,865	2,285,683	06-01-2023

The Consolidated Statement of Other Comprehensive Income includes under the caption cash flow hedge, for the years ended December 31, 2021, a credit before income taxes of ThCh$ 2,168,254 (ThCh$ 4,068,855 and ThCh$ 345,986, in 2020 and 2019, respectively), related to the fair value of Cross Currency Interest Swap and Cross Interest Rate Swap derivatives instruments.

Fair value hierarchies

The financial instruments recorded at fair value in the Statement of Financial Position are classified as follows, depending on the method used to obtain their fair value
s
:

Level 1	Fair values obtained through direct reference to quoted market prices, without any adjustment.

Level 2
Fair values obtained through the use of valuation models accepted in the market and based on prices other than those of Level 1, which may be directly or indirectly observed as of the measurement date (adjusted prices).

Level 3	Fair values obtained through internally developed models or methodologies that use information which may not be observed or which is illiquid.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

The fair value of financial instruments recorded at fair value in the Consolidated Financial Statements, is detailed as follows:

As of December 31, 2021	Recorded fair value	Fair value hierarchy
		level 1	level 2	level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instruments	9,838,420	-	9,838,420	-
Market securities and investments in other companies	14,013,076	14,013,076	-	-
Derivative hedge assets	31,252,095	-	31,252,095	-
Total other financial assets	55,103,591	14,013,076	41,090,515	-
Derivative financial instruments	411,954	-	411,954	-
Derivative hedge liabilities	8,813,456	-	8,813,456	-
Total financial derivative liabilities	9,225,410	-	9,225,410	-

As of December 31, 2020	Recorded fair value	Fair value hierarchy
		level 1	level 2	level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instruments	222,443	-	222,443	-
Market securities and investments in other companies	7,329,096	7,329,096	-	-
Derivative hedge assets	16,614,484	-	16,614,484	-
Total other financial assets	24,166,023	7,329,096	16,836,927	-
Derivative financial instruments	4,243,939	-	4,243,939	-
Derivative hedge liabilities	5,323,640	-	5,323,640	-
Total financial derivative liabilities	9,567,579	-	9,567,579	-

During the year ended as of
December 31, 2021
, the Company has not made any significant instrument transfers between levels 1 and 2.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Note 8
Cash and cash equivalent
s

Cash and cash equivalent balances are detailed as follows
:

	As of December 31, 2021	As of December 31, 2020	As of December 31, 2019
	ThCh$	ThCh$	ThCh$
Cash on hand	182,491	320,274	242,308
Bank balances	68,131,885	80,767,977	71,393,732
Cash	68,314,376	81,088,251	71,636,040
Time deposits	54,890,333	106,109,299	4,356,420
Securities purchased under resale agreements	109,332,901	179,357,487	101,077,015
Investments in mutual funds	33,030,515	19,194,583	5,888,424
Short term investments classified as cash equivalents	142,363,416	198,552,070	106,965,439
Cash equivalents	197,253,749	304,661,369	111,321,859
Overnight deposits	-	10,639,396	13,411,325
Total other cash and cash equivalents	-	10,639,396	13,411,325
Total	265,568,125	396,389,016	196,369,224

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

The composition of cash and cash equivalents by currency as of
December 31, 2021
, is detailed a
s
 follows:

	Chilean Peso	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan Guarani	Bolivian	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash on hand	62,430	3,524	-	10,256	-	-	106,281	-	182,491
Bank balances	48,562,230	8,248,242	2,495,431	3,266,761	1,498,157	1,264,251	318,107	2,478,706	68,131,885
Cash	48,624,660	8,251,766	2,495,431	3,277,017	1,498,157	1,264,251	424,388	2,478,706	68,314,376
Time deposits	16,257,047	24,073,959	-	14,559,327	-	-	-	-	54,890,333
Securities purchased under resale agreements	109,332,901	-	-	-	-	-	-	-	109,332,901
Investments in mutual funds	-	-	-	33,030,515	-	-	-	-	33,030,515
Short term investments classified as cash equivalents	109,332,901	-	-	33,030,515	-	-	-	-	142,363,416
Cash equivalents	125,589,948	24,073,959	-	47,589,842	-	-	-	-	197,253,749
Total	174,214,608	32,325,725	2,495,431	50,866,859	1,498,157	1,264,251	424,388	2,478,706	265,568,125

The composition of cash and cash equivalents by currency as of
December 31, 2020
, is detailed as follows:

	Chilean Peso	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan Guarani	Bolivian	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash on hand	83,672	3,702	-	13,683	-	26,056	193,161	-	320,274
Bank balances	63,009,146	7,026,213	862,011	2,474,235	1,213,256	2,508,234	3,227,494	447,388	80,767,977
Cash	63,092,818	7,029,915	862,011	2,487,918	1,213,256	2,534,290	3,420,655	447,388	81,088,251
Time deposits	92,915,729	4,621,188	-	8,572,382	-	-	-	-	106,109,299
Securities purchased under resale agreements	179,353,248	4,239	-	-	-	-	-	-	179,357,487
Investments in mutual funds	-	-	-	19,194,583	-	-	-	-	19,194,583
Short term investments classified as cash equivalents	179,353,248	4,239	-	19,194,583	-	-	-	-	198,552,070
Cash equivalents	272,268,977	4,625,427	-	27,766,965	-	-	-	-	304,661,369
Overnight deposits	-	10,639,396	-	-	-	-	-	-	10,639,396
Total other cash and cash equivalents	-	10,639,396	-	-	-	-	-	-	10,639,396
Total	335,361,795	22,294,738	862,011	30,254,883	1,213,256	2,534,290	3,420,655	447,388	396,389,016

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

The composition of cash and cash equivalents by currency as of
December 31, 2019
, is detailed as follows:

	Chilean Peso	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan Guarani	Bolivian	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash on hand	92,440	3,964	-	6,727	-	-	139,177	-	242,308
Bank balances	48,583,607	10,176,489	2,592,865	1,577,902	1,384,395	2,763,191	3,184,376	1,130,907	71,393,732
Cash	48,676,047	10,180,453	2,592,865	1,584,629	1,384,395	2,763,191	3,323,553	1,130,907	71,636,040
Time deposits	2,450,392	1,906,028	-	-	-	-	-	-	4,356,420
Securities purchased under resale agreements	101,077,015	-	-	-	-	-	-	-	101,077,015
Investments in mutual funds	-	-	-	5,888,424	-	-	-	-	5,888,424
Short term investments classified as cash equivalents	101,077,015	-	-	5,888,424	-	-	-	-	106,965,439
Cash equivalents	103,527,407	1,906,028	-	5,888,424	-	-	-	-	111,321,859
Overnight deposits	-	13,411,325	-	-	-	-	-	-	13,411,325
Total other cash and cash equivalents	-	13,411,325	-	-	-	-	-	-	13,411,325
Total	152,203,454	25,497,806	2,592,865	7,473,053	1,384,395	2,763,191	3,323,553	1,130,907	196,369,224

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

The composition of time deposits is detailed as follows:

As of December 31, 2021:

Financial entity	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
				ThCh$
Banco BBVA - Argentina	12-23-2021	01-21-2022	ARS	4,142,029	0.03
Banco de Chile	12-29-2021	01-05-2022	USD	5,490,491	0.02
Banco de Chile	12-23-2021	01-04-2022	CLP	3,502,613	0.03
Banco de Chile	12-29-2021	01-13-2022	CLP	4,750,887	0.03
Banco Macro - Argentina	12-13-2021	01-12-2022	ARS	1,255,315	0.03
Banco Patagonia - Argentina	12-16-2021	01-17-2022	ARS	3,338,315	0.03
Banco Patagonia - Argentina	12-28-2021	01-27-2022	ARS	2,476,161	0.03
Banco Santander - Chile	12-27-2021	01-04-2022	CLP	8,003,547	0.03
Banco Santander - Chile	12-27-2021	01-27-2022	USD	6,757,670	0.02
Banco Santander - Chile	12-29-2021	01-27-2022	USD	11,825,798	0.02
Banco Santander Río - Argentina	12-13-2021	01-12-2022	ARS	3,347,507	0.03
Total				54,890,333

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

As of
Decembe
r
 31, 2020
:

Financial entity	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
				ThCh$
Banco Bice - Chile	11-30-2020	01-18-2021	CLP	599,924	0.02
Banco Bice - Chile	12-01-2020	02-16-2021	CLP	500,562	0.02
Banco Bice - Chile	12-21-2020	01-05-2021	CLP	171,656	0.02
Banco Consorcio - Chile	11-30-2020	01-11-2021	CLP	1,199,904	0.02
Banco de Chile	11-30-2020	02-22-2021	CLP	1,036,848	0.02
Banco de Chile	11-30-2020	01-20-2021	CLP	599,916	0.02
Banco de Chile	12-29-2020	01-05-2021	USD	3,554,760	0.05
Banco de Chile	12-29-2020	01-05-2021	USD	1,066,428	0.05
Banco de Chile	12-29-2020	01-05-2021	CLP	2,750,018	0.01
Banco de Crédito e Inversiones - Chile	12-03-2020	01-07-2021	CLP	4,001,080	0.03
Banco de Crédito e Inversiones - Chile	12-03-2020	01-12-2021	CLP	2,970,653	0.03
Banco de Crédito e Inversiones - Chile	12-04-2020	02-02-2021	CLP	3,035,095	0.03
Banco de Crédito e Inversiones - Chile	12-11-2020	02-09-2021	CLP	4,005,434	0.03
Banco de Crédito e Inversiones - Chile	12-11-2020	02-19-2021	CLP	4,000,760	0.03
Banco del Estado de Chile	12-01-2020	01-07-2021	CLP	349,981	0.02
Banco del Estado de Chile	12-01-2020	01-07-2021	CLP	1,599,915	0.02
Banco del Estado de Chile	12-01-2020	01-07-2021	CLP	150,770	0.02
Banco del Estado de Chile	12-02-2020	03-02-2021	CLP	3,203,525	0.02
Banco del Estado de Chile	12-14-2020	03-12-2021	CLP	2,998,561	0.02
Banco del Estado de Chile	12-28-2020	01-07-2021	CLP	599,968	0.02
Banco del Estado de Chile	12-28-2020	01-04-2021	CLP	5,160,074	0.01
Banco Galicia - Argentina	12-22-2020	01-21-2021	ARS	4,264,230	0.03
Banco Itaú - Chile	12-18-2020	03-18-2021	CLP	5,003,388	0.04
Banco Itaú - Chile	12-22-2020	02-19-2021	CLP	4,002,133	0.04
Banco Patagonia - Argentina	12-11-2020	01-11-2021	ARS	4,308,152	0.03
Banco Santander - Chile	10-23-2020	01-21-2021	CLP	3,002,365	0.02
Banco Santander - Chile	11-26-2020	01-11-2021	CLP	5,001,133	0.02
Banco Santander - Chile	11-26-2020	01-25-2021	CLP	5,001,133	0.02
Banco Santander - Chile	12-04-2020	02-02-2021	CLP	5,000,867	0.02
Banco Security - Chile	11-26-2020	01-22-2021	CLP	5,001,133	0.02
Banco Security - Chile	12-29-2020	03-29-2021	CLP	3,953,938	0.03
Scotiabank Chile	11-26-2020	02-23-2021	CLP	4,928,234	0.02
Scotiabank Chile	11-26-2020	02-24-2021	CLP	5,074,166	0.02
Scotiabank Chile	12-16-2020	02-15-2021	CLP	7,972,555	0.02
Scotiabank Chile	12-24-2020	03-24-2021	CLP	40,040	0.03
Total				106,109,299

As of December 31, 2019:

Financial entity	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
				ThCh$
Banco de Chile	12-27-2019	01-03-2020	CLP	2,450,392	0.12
Banco de Chile	12-27-2019	01-09-2020	USD	1,108,307	0.12
Banco de Chile	12-20-2019	01-10-2020	USD	486,897	0.12
Banco de Chile	12-23-2019	01-06-2020	USD	310,824	0.12
Total				4,356,420

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

The composition of securities purchased under resale agreements is detailed as follows:

As of
December 31, 2021
:

Financial entity	Underlying Asset (Time Deposit) (*)	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
					ThCh$
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Bice - Chile	12-27-2021	01-04-2022	CLP	500,213	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Central de Chile	12-27-2021	01-04-2022	CLP	6,992,381	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Central de Chile	12-28-2021	01-06-2022	CLP	7,397,112	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Consorcio - Chile	12-28-2021	01-06-2022	CLP	133,547	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Consorcio - Chile	12-28-2021	01-06-2022	CLP	2,500,800	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	12-30-2021	01-06-2022	CLP	298,203	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	12-30-2021	01-06-2022	CLP	3,207,336	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	12-30-2021	01-06-2022	CLP	2,995,176	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	12-24-2021	01-04-2022	CLP	3,502,532	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-27-2021	01-04-2022	CLP	900,384	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-28-2021	01-06-2022	CLP	3,086,710	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-28-2021	01-06-2022	CLP	319,990	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco del Estado de Chile	12-28-2021	01-06-2022	CLP	66,161	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	12-30-2021	01-06-2022	CLP	2,500,275	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	12-27-2021	01-04-2022	CLP	1,200,512	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	12-30-2021	01-11-2022	CLP	500,055	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	12-28-2021	01-06-2022	CLP	1,500,480	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	12-28-2021	01-06-2022	CLP	2,000,640	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	12-30-2021	01-06-2022	CLP	2,500,275	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	12-30-2021	01-04-2022	CLP	1,000,110	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	12-27-2021	01-04-2022	CLP	500,213	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	12-28-2021	01-06-2022	CLP	1,500,480	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	12-30-2021	01-11-2022	CLP	1,000,110	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	12-28-2021	01-06-2022	CLP	1,500,480	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	12-30-2021	01-04-2022	CLP	1,000,110	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-27-2021	01-04-2022	CLP	3,011,885	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-30-2021	01-06-2022	CLP	7,000,770	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-27-2021	01-04-2022	CLP	400,171	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-27-2021	01-04-2022	CLP	300,128	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-28-2021	01-06-2022	CLP	10,003,200	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco Bice - Chile	12-30-2021	01-06-2022	CLP	1,980,643	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco Central de Chile	12-24-2021	01-04-2022	CLP	999,477	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco Consorcio - Chile	12-30-2021	01-06-2022	CLP	4,667,502	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco Consorcio - Chile	12-29-2021	01-06-2022	CLP	1,500,320	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	12-30-2021	01-06-2022	CLP	2,387,785	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	12-28-2021	01-06-2022	CLP	2,778,877	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	12-24-2021	01-04-2022	CLP	1,272,246	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	12-24-2021	01-04-2022	CLP	446,271	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	12-24-2021	01-04-2022	CLP	1,284,900	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco Itaú Corpbanca - Chile	12-28-2021	01-06-2022	CLP	4,723,523	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco Security - Chile	12-30-2021	01-06-2022	CLP	2,977,040	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco Security - Chile	12-23-2021	01-04-2022	CLP	2,502,133	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco Security - Chile	12-24-2021	01-04-2022	CLP	2,501,808	0.30
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	12-30-2021	01-06-2022	CLP	4,996,985	0.30
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	12-30-2021	01-06-2022	CLP	2,992,312	0.30
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	12-28-2021	01-06-2022	CLP	2,000,640	0.30
Total					109,332,901
(*) All financial instruments acquired under resale agreements, correspond to time deposits and are subject to a fixed interest rate.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

As of
December 31, 2020
:

Financial entity	Underlying Asset (Time Deposit) (*)	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
					ThCh$
BanChile Corredores de Bolsa S.A. - Chile	Banco Central de Chile	12-30-2020	01-04-2021	CLP	12,198,902	0.01
BanChile Corredores de Bolsa S.A. - Chile	Banco Central de Chile	12-30-2020	01-04-2021	CLP	3,499,685	0.01
BanChile Corredores de Bolsa S.A. - Chile	Banco Central de Chile	12-30-2020	01-04-2021	CLP	799,928	0.01
BanChile Corredores de Bolsa S.A. - Chile	Banco Central de Chile	12-30-2020	01-04-2021	CLP	1,799,838	0.01
BanChile Corredores de Bolsa S.A. - Chile	Banco Central de Chile	12-30-2020	01-04-2021	CLP	849,924	0.01
BanChile Corredores de Bolsa S.A. - Chile	Banco Central de Chile	12-30-2020	01-04-2021	CLP	5,000,000	0.01
BanChile Corredores de Bolsa S.A. - Chile	Banco de Chile	12-30-2020	01-04-2021	CLP	79	0.01
BanChile Corredores de Bolsa S.A. - Chile	Banco de Chile	12-30-2020	01-04-2021	CLP	301,140	0.01
BanChile Corredores de Bolsa S.A. - Chile	Banco de Chile	12-30-2020	01-04-2021	CLP	327	0.01
BanChile Corredores de Bolsa S.A. - Chile	Banco de Chile	12-30-2020	01-04-2021	CLP	168	0.01
BanChile Corredores de Bolsa S.A. - Chile	Banco de Chile	12-30-2020	01-04-2021	CLP	75	0.01
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Central de Chile	12-24-2020	01-05-2021	CLP	997,022	0.02
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Central de Chile	12-24-2020	01-05-2021	CLP	498,511	0.02
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Central de Chile	12-30-2020	01-07-2021	CLP	598,291	0.03
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Central de Chile	12-30-2020	01-05-2021	CLP	2,553,682	0.03
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Central de Chile	12-30-2020	01-05-2021	CLP	1,497,373	0.03
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Central de Chile	12-24-2020	01-05-2021	CLP	897,320	0.02
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Central de Chile	12-24-2020	01-05-2021	CLP	897,320	0.02
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Central de Chile	12-24-2020	01-05-2021	CLP	598,213	0.02
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Central de Chile	12-30-2020	01-07-2021	CLP	1,989,442	0.03
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Central de Chile	12-30-2020	01-21-2021	CLP	1,546,802	0.03
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Central de Chile	12-28-2020	01-05-2021	CLP	25,177,686	0.03
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	12-30-2020	01-05-2021	CLP	246,346	0.03
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	12-30-2020	01-07-2021	CLP	10,578	0.03
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	12-30-2020	01-05-2021	CLP	2,642	0.03
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	12-30-2020	01-14-2021	CLP	667,953	0.03
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	12-30-2020	01-07-2021	CLP	1,715	0.03
BancoEstado S.A. Corredores de Bolsa - Chile	Banco del Estado de Chile	12-24-2020	01-05-2021	CLP	3,025	0.02
BancoEstado S.A. Corredores de Bolsa - Chile	Banco del Estado de Chile	12-17-2020	01-05-2021	CLP	5,000,000	0.02
BancoEstado S.A. Corredores de Bolsa - Chile	Banco del Estado de Chile	12-24-2020	01-05-2021	CLP	2,722	0.02
BancoEstado S.A. Corredores de Bolsa - Chile	Banco del Estado de Chile	12-30-2020	01-14-2021	CLP	8,400,084	0.03
BancoEstado S.A. Corredores de Bolsa - Chile	Banco del Estado de Chile	12-24-2020	01-05-2021	CLP	1,512	0.02
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-30-2020	01-14-2021	CLP	2,000,020	0.03
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-28-2020	01-14-2021	CLP	1,500,045	0.03
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-28-2020	01-05-2021	CLP	4,823,214	0.03
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-30-2020	01-21-2021	CLP	453,218	0.03
BancoEstado S.A. Corredores de Bolsa - Chile	Banco del Estado de Chile	12-17-2020	01-05-2021	CLP	900,084	0.02
BancoEstado S.A. Corredores de Bolsa - Chile	Banco del Estado de Chile	12-24-2020	01-05-2021	CLP	1,815	0.02
BancoEstado S.A. Corredores de Bolsa - Chile	Banco del Estado de Chile	12-24-2020	01-05-2021	CLP	2,722	0.02
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	12-30-2020	01-21-2021	CLP	1,200,012	0.03
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	12-30-2020	01-14-2021	CLP	7,832,132	0.03
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-30-2020	01-14-2021	CLP	1,000,010	0.03
BASA - Paraguay	BASA - Paraguay	10-19-2020	01-18-2021	USD	4,239	0.02
Scotia Corredora de Bolsa Chile S.A.	Banco Consorcio - Chile	12-29-2020	01-14-2021	CLP	11,525,797	0.03
Scotia Corredora de Bolsa Chile S.A.	Banco de Chile	12-29-2020	01-07-2021	CLP	4,793,536	0.03
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	12-29-2020	01-07-2021	CLP	20,639,190	0.03
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	12-29-2020	01-14-2021	CLP	5,031,227	0.03
Scotia Corredora de Bolsa Chile S.A.	Banco Itaú Corpbanca - Chile	12-29-2020	01-07-2021	CLP	37,761	0.03
Scotia Corredora de Bolsa Chile S.A.	Banco Itaú Corpbanca - Chile	12-29-2020	01-14-2021	CLP	12,085,681	0.03
Scotia Corredora de Bolsa Chile S.A.	Banco Santander - Chile	12-29-2020	01-07-2021	CLP	3,530,093	0.03
Scotia Corredora de Bolsa Chile S.A.	Banco Security - Chile	12-29-2020	01-14-2021	CLP	1,995,032	0.03
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	12-29-2020	01-14-2021	CLP	9,363,062	0.03
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	12-29-2020	01-07-2021	CLP	14,000,280	0.03
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	12-29-2020	01-14-2021	CLP	600,012	0.03
Total					179,357,487
(*) All financial instruments acquired under resale agreements, correspond to time deposits and are subject to a fixed interest rate.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

As of December 31, 2019:

Financial entity	Underlying Asset (Time Deposit) (*)	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
					ThCh$
BanChile Corredores de Bolsa S.A. - Chile	Banco de Crédito e Inversiones - Chile	12-30-2019	01-02-2020	CLP	1,124,056	0.22
BanChile Corredores de Bolsa S.A. - Chile	Banco Central de Chile	12-30-2019	01-02-2020	CLP	6,176,480	0.22
BanChile Corredores de Bolsa S.A. - Chile	Banco de Crédito e Inversiones - Chile	12-27-2019	01-02-2020	CLP	2,776,880	0.18
BanChile Corredores de Bolsa S.A. - Chile	Banco Itaú Corpbanca - Chile	12-27-2019	01-02-2020	CLP	489,632	0.18
BanChile Corredores de Bolsa S.A. - Chile	Banco de Crédito e Inversiones - Chile	12-30-2019	01-09-2020	CLP	100,005	0.16
BanChile Corredores de Bolsa S.A. - Chile	Banco Bice - Chile	12-27-2019	01-02-2020	CLP	734,448	0.18
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-26-2019	01-03-2020	CLP	4,001,333	0.20
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	12-26-2019	01-03-2020	CLP	9,403,133	0.20
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	12-27-2019	01-03-2020	CLP	12,003,360	0.21
BancoEstado S.A. Corredores de Bolsa - Chile	Banco del Estado de Chile	12-27-2019	01-03-2020	CLP	5,001,400	0.21
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	12-27-2019	01-03-2020	CLP	4,001,120	0.21
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Sudamericano - Chile	12-27-2019	01-02-2020	CLP	1,192,040	0.21
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	12-27-2019	01-02-2020	CLP	658,478	0.21
BancoEstado S.A. Corredores de Bolsa - Chile	Banco del Estado de Chile	12-30-2019	01-09-2020	CLP	200,012	0.18
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Sudamericano - Chile	12-27-2019	01-09-2020	CLP	1,200,336	0.21
BancoEstado S.A. Corredores de Bolsa - Chile	Banco del Estado de Chile	12-30-2019	01-24-2020	CLP	331,012	0.18
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Consorcio - Chile	12-30-2019	01-24-2020	CLP	369,030	0.18
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-26-2019	01-03-2020	CLP	6,002,000	0.20
BancoEstado S.A. Corredores de Bolsa - Chile	Banco del Estado de Chile	12-30-2019	01-09-2020	CLP	300,018	0.18
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	12-23-2019	01-06-2020	CLP	300,168	0.21
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Consorcio - Chile	12-23-2019	01-06-2020	CLP	300,168	0.21
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-23-2019	01-06-2020	CLP	1,200,672	0.21
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Sudamericano - Chile	12-30-2019	01-16-2020	CLP	3,864,985	0.18
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	12-30-2019	01-16-2020	CLP	5,959,517	0.18
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	12-30-2019	01-16-2020	CLP	1,000,060	0.18
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Consorcio - Chile	12-30-2019	01-16-2020	CLP	376,110	0.18
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-26-2019	01-03-2020	CLP	500,167	0.20
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Sudamericano - Chile	12-27-2019	01-06-2020	CLP	8,363,007	0.21
Scotia Corredora de Bolsa Chile S.A.	Banco Itaú Corpbanca - Chile	12-27-2019	01-06-2020	CLP	639,513	0.21
Scotia Corredora de Bolsa Chile S.A.	Banco de Chile	12-26-2019	01-03-2020	CLP	1,500,525	0.21
Scotia Corredora de Bolsa Chile S.A.	Banco de Chile	12-26-2019	01-03-2020	CLP	1,211,714	0.21
Scotia Corredora de Bolsa Chile S.A.	Banco Bice - Chile	12-26-2019	01-03-2020	CLP	2,289,511	0.21
Scotia Corredora de Bolsa Chile S.A.	Banco de Chile	12-26-2019	01-03-2020	CLP	814,100	0.21
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Sudamericano - Chile	12-26-2019	01-03-2020	CLP	2,926,683	0.21
Scotia Corredora de Bolsa Chile S.A.	Banco Santander - Chile	12-26-2019	01-03-2020	CLP	5,705,073	0.21
Scotia Corredora de Bolsa Chile S.A.	Banco Itaú Corpbanca - Chile	12-26-2019	01-03-2020	CLP	5,109,314	0.21
Scotia Corredora de Bolsa Chile S.A.	Banco Security - Chile	12-26-2019	01-03-2020	CLP	2,950,955	0.21
Total					101,077,015
(*) All financial instruments acquired under resale agreements, correspond to time deposits and are subject to a fixed interest rate.

Payments for business acquisitions are detailed as follows:

	For the years ended as of December 31,
	2021	2020	2019
	ThCh$	ThCh$	ThCh$
Total disbursement per business acquisition
Other cash payment to acquire interests in joint ventures (1)	(5,791,718)	(19,287,372)	(13,549,638)
Cash flow used for control of subsidiaries or other business (2)	(12,207,458)	(86,912)	-
Payment for changes in ownership interests in subsidiaries (3)	-	(1,028,076)	(8,652,268)
Total	(17,999,176)	(20,402,360)	(22,201,906)
(1)
In 2021 corresponds to capital contributions made to Zona Franca Central Cervecera S.A.S., and in 2020 to Central Cervecera de Colombia S.A.S., and in 2019 to Zona Franca Central Cervecera S.A.S.
(
See
Note 16 – Investments accounted using equity method
).

(2)	In 2021, see Note 1 – general information, letter C) , numbers (15) and (16) . In 2020, see Note 1 – General information, letter C) number (11) .
(3)	In 2020, see Note 15 – Business combinations letter d) and e) . In 2019, see Note 15 – Business combinations letter b) and c) .

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Note 9
Other non-financial asset
s

The Company maintained the following other non-financial assets:

	As of December 31, 2021		As of December 31, 2020
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Insurances paid	3,731,652	-	3,279,763	-
Advertising	12,043,766	7,884,438	8,467,220	7,436,606
Advances to suppliers	11,126,150	-	1,495,893	-
Prepaid expenses	1,372,181	228,728	1,138,498	885,281
Total advances	28,273,749	8,113,166	14,381,374	8,321,887
Guarantees paid	11,153	149,284	11,153	142,232
Consumables	683,951	-	462,362	-
Dividends receivable	361,565	-	423,669	-
Other	-	3,905	-	15,549
Total other assets	1,056,669	153,189	897,184	157,781
Total	29,330,418	8,266,355	15,278,558	8,479,668

Nature of each non-financial asset:

a)	Insurances paid: Annual payments for insurances policies are included, which are capitalized and then amortized according the term of the contract.

b)
Advertising
: Corresponds to advertising and promotion contracts related to customers and advertising service providers, that promote our brands which are capitalized and then amortized according the term of the contract.

c)	Advances to suppliers: Mainly for services, purchase of raw materials and customs agents.

d)	Prepaid expenses : Services paid in advance that give entitlement to benefits usually for a period of 12 months, they are reflected against result as they are accrued.

e)	Guarantees paid: It is the initial payment for the lease of goods required by the lessor to ensure compliance with the conditions stipulated in the contract.

f)	Materials to be consumed: Under this item are mainly included security supplies, clothing or supplies to be used in administrative offices, such as: eyeglasses, gloves, masks, aprons, etc.

g)	Dividends receivable : Dividends receivable from associates and joint ventures.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Note 10
Trade and other
receivables

The trade and other receivables are detailed as follows:

	As of December 31, 2021		As of December 31, 2020
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Chile operating segment	187,798,087	-	152,262,513	-
International business operating segment	73,047,039	-	47,024,646	-
Wines operating segment	59,645,896	-	49,402,271	-
Total commercial debtors	320,491,022	-	248,689,430	-
Impairment loss estimate	(5,820,206)	-	(6,323,298)	-
Total commercial debtors - net	314,670,816	-	242,366,132	-
Others accounts receivables (1)	58,324,913	3,801,244	33,021,791	1,860,635
Total other accounts receivable	58,324,913	3,801,244	33,021,791	1,860,635
Total	372,995,729	3,801,244	275,387,923	1,860,635
(1)	In Other non-current account receivables mainly tax receivables from Argentinian subsidiaries are presented.

The Company’s accounts receivable are denominated in the following currencies:

	As of December 31, 2021	As of December 31, 2020
	ThCh$	ThCh$
Chilean Peso	237,454,591	183,196,543
Argentine Peso	68,951,336	39,900,845
US Dollar	38,729,972	29,115,797
Euro	10,590,738	8,750,745
Unidad de Fomento	4,026,471	1,193,711
Uruguayan Pesos	5,243,169	4,374,350
Paraguayan Guarani	8,056,575	6,739,979
Bolivian	1,527,637	1,464,727
Others currencies	2,216,484	2,511,861
Total	376,796,973	277,248,558

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

The detail of the accounts receivable maturities as of
December 31, 2021
, is detailed as follows:

	Total	Current balance	Overdue balances
			0 a 3 months	3 a 6 months	6 a 12 months	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile operating segment	187,798,087	182,192,821	3,474,949	291,779	379,429	1,459,109
International business operating segment	73,047,039	67,503,572	4,478,531	123,302	123,089	818,545
Wines operating segment	59,645,896	54,914,881	4,397,507	277,201	2,039	54,268
Total commercial debtors	320,491,022	304,611,274	12,350,987	692,282	504,557	2,331,922
Impairment loss estimate	(5,820,206)	(3,146,576)	(401,432)	(372,848)	(353,056)	(1,546,294)
Total commercial debtors - net	314,670,816	301,464,698	11,949,555	319,434	151,501	785,628
Others accounts receivables	58,324,913	58,033,614	114,849	176,450	-	-
Total other accounts receivable	58,324,913	58,033,614	114,849	176,450	-	-
Total current	372,995,729	359,498,312	12,064,404	495,884	151,501	785,628
Others accounts receivables	3,801,244	3,801,244	-	-	-	-
Total non-current	3,801,244	3,801,244	-	-	-	-

The detail of the accounts receivable maturities as of
December 31, 2020
, is detailed as follows:

	Total	Current balance	Overdue balances
			0 a 3 months	3 a 6 months	6 a 12 months	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile operating segment	152,262,513	142,464,783	3,564,538	426,074	4,102,860	1,704,258
International business operating segment	47,024,646	41,271,483	4,421,421	232,540	92,003	1,007,199
Wines operating segment	49,402,271	44,612,286	4,121,263	296,220	281,739	90,763
Total commercial debtors	248,689,430	228,348,552	12,107,222	954,834	4,476,602	2,802,220
Impairment loss estimate	(6,323,298)	(1,030,614)	(415,004)	(252,497)	(2,150,796)	(2,474,387)
Total commercial debtors - net	242,366,132	227,317,938	11,692,218	702,337	2,325,806	327,833
Others accounts receivables	33,021,791	32,682,442	122,527	185,314	12,690	18,818
Total other accounts receivable	33,021,791	32,682,442	122,527	185,314	12,690	18,818
Total current	275,387,923	260,000,380	11,814,745	887,651	2,338,496	346,651
Others accounts receivables	1,860,635	1,860,635	-	-	-	-
Total non-current	1,860,635	1,860,635	-	-	-	-

The Company markets its products through wholesale customers, retail and supermarket chains. As of
December 31, 2021
, the accounts receivable from the three most important supermarket chains in Chile and Argentina represent 29.6% (33.4% in
2020
) of the total accounts receivable.

As indicated in the Risk management note (See
Note 5 – Risk administration
), for Credit Risk purposes, the Company acquires credit insurance policies to cover approximately 90% and 99% of the significant accounts receivable balances domestic and export, respectively, of the total of the account receivables.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

The general criteria for the determination of the provision for impairment has been established in the framework of IFRS 9, which requires analyzing the behavior of the client portfolio in the long term in order to generate an expected credit loss index by tranches based on the age of the portfolio. This analysis delivered the following results for the Company:

	As of December 31, 2021			As of December 31, 2020
	Credit loss rate	Total carrying amount	Impairment provision	Credit loss rate	Total carrying amount	Impairment provision
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Up to date	0.13%	362,644,888	(3,146,576)	0.07%	261,030,994	(1,030,614)
0 a 3 months	8.97%	12,465,836	(401,432)	7.89%	12,229,749	(415,004)
3 a 6 months	50.30%	868,732	(372,848)	48.40%	1,140,148	(252,497)
6 a 12 months	100.00%	504,557	(353,056)	100.00%	4,489,292	(2,150,796)
More than 12 months	100.00%	2,331,922	(1,546,294)	100.00%	2,821,038	(2,474,387)
Total		378,815,935	(5,820,206)		281,711,221	(6,323,298)

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

The movement of the impairment losses provision for accounts receivable is as follows:

	As of December 31, 2021	As of December 31, 2020
	ThCh$	ThCh$
Balance at the beginning of year	(6,323,298)	(5,792,821)
Estimate of expected credit losses up 12 months	(1,846,559)	(2,375,250)
Estimate of expected credit losses longer than 12 months	(33,501)	(349,928)
Estimate for expected credit losses due to debt settlement	-	(156,112)
Impairment provision of accounts receivable	(1,880,060)	(2,881,290)
Uncollectible accounts	1,995,725	1,269,299
Add back of unused provisions	476,246	701,121
Effect of translation into presentation currency	(88,819)	380,393
Total	(5,820,206)	(6,323,298)

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

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
renewed the contract for a period of nine years with maturing in the year 2023. Consequently, the UF 9,995 will be paid in nine annual, equal and successive instalments of UF 1,200 each and a final payment of UF 2,050, beginning on February 28, 2015.

(4)
Business operations agreed upon Chilean pesos of the subsidiary Cervecería Guayacán SpA. with Inversiones Diaguitas #33 SpA., which will accrue interest corresponding to the nominal TAB rate of 30 days plus spread of 0.78% per year. On July 30, 2021, this loan was settled through the sale of land between Inversiones Diaguitas #33 SpA. and Cervecera Guayacán SpA.

(5)
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

(6)
Corresponds to a mutual agreement agreed in development units between the subsidiary Cervecera Guayacán SpA and Inversiones Río Elqui SpA. for a total of UF 849.32. Its stipulates accrual of interest at 3.72% per year (base on 360 days) from the date on which each disbursement is made and until its payment. The subsidiary undertakes to repay the capital and interest on April 16, 2022.

The transaction table includes the main transactions made with related parties.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

The detail of the accounts receivable and payable from related parties are detailed as follows:

Accounts receivable from related
parties

Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2021	As of December 31, 2020
							ThCh$	ThCh$
6,062,786-K	Andrónico Luksic Craig	Chile	(1)	Chairman of CCU	Sales of products	CLP	724	1,038
6,972,382-9	Pablo José Granifo Lavín	Chile	(1)	Director of subsidiary	Sales of products	CLP	401	-
6,525,286-4	Francisco Pérez Mackenna	Chile	(1)	Director of subsidiary	Sales of products	CLP	302	38
6,770,473-8	Armin Kunstmann Telge	Chile	(1)	Director of subsidiary	Sales of products	CLP	58	-
7,483,250-4	Juan Pablo Solis De Ovando Lavin	Chile	(1)	Director of subsidiary	Sales of products	CLP	32	-
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	(5)	Shareholder of subsidiary	Sale of shares	CLP	2,235	535
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	(1)	Shareholder of subsidiary	Sales of products	CLP	4,040	12,106
76,178,803-5	Viña Tabalí S.A.	Chile	(1)	Related to the controller's shareholder	Services provided	CLP	-	238
76,178,803-5	Viña Tabalí S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	302	543
76,363,269-5	Inversiones Alabama Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	469	-
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	1,004	219
76,455,830-8	DiWatts S.A.	Chile	(1)	Related joint venture shareholder	Sales of products	CLP	548	713
76,486,051-9	Inversiones Río Elqui SpA.	Chile	(1)	Related to non-controlling subsidiary	Sales of products	CLP	26,481	10,943
77,003,342-K	Origen Patagónico SpA.	Chile	(1)	Related to non-controlling subsidiary	Sales of products	CLP	9,213	1,383
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Related to non-controlling subsidiary	Services provided	CLP	-	11,792
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Related to non-controlling subsidiary	Sales of products	CLP	476,424	393,062
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	183	-
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidiary of joint venture	Sales of products	CLP	2,282,610	2,053,679
78,053,790-6	Servipag Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	585	2,554
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	(1)	Shareholder of joint operation	Services provided	CLP	20,427	311,962
78,306,560-6	Inmobiliaria e Inversiones Rio Claro S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	193
81,095,400-0	Sonacol S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	282	455
81,148,200-5	Ferrocarril de Antofagasta a Bolivia S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	5,053	11,828
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Advance purchase	CLP	952,000	800,000
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(3)	Shareholder of subsidiary	Loan	UF	36,710	37,013
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Sales of products	CLP	4,534	5,716
84,356,800-9	Watts S.A.	Chile	(1)	Related joint venture shareholder	Sales of products	CLP	11,891	7,275
90,160,000-7	Compañía Sud Americana de Vapores S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	306	1,781
90,703,000-8	Nestlé Chile S.A.	Chile	(1)	Shareholder of subsidiary	Services provided	CLP	-	83
90,703,000-8	Nestlé Chile S.A.	Chile	(1)	Shareholder of subsidiary	Sales of products	CLP	22,086	-
91,705,000-7	Quiñenco S.A.	Chile	(1)	Controller's shareholder	Sales of products	CLP	3,207	2,327
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	6,585	1,039
92,048,000-4	SAAM S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	2,573
93,920,000-2	Antofagasta Minerals S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	1,964	1,984
94,625,000-7	Inversiones Enex S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	279,796	153,688
96,536,010-7	Inversiones Consolidadas Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	421	773
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	1,069	2,293
96,591,040-9	Empresas Carozzi S.A.	Chile	(1)	Shareholder of joint operation	Sales of products	CLP	23,215	13,947
96,610,780-4	Portuaria Corral S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	496	466
96,645,790-2	Socofin S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	1,548	3,056
96,657,210-8	Transportes Fluviales Corral S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	937	927
96,689,310-9	Transbank S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	64
96,810,030-0	RDF Media SpA.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	303	64
96,847,140-6	Inmobiliaria Norte Verde S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	386	-
96,892,490-7	Administracion y Servicios Generales LQ S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	158	-
96,908,930-0	San Vicente Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	2,733	3,387
96,908,970-K	San Antonio Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	2,291	1,465
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Services provided	CLP	851,941	1,387,990
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Sales of products	CLP	-	876
97,004,000-5	Banco de Chile	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	44,014	48,428
99,506,030-2	Muellaje del Maipo S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	2,600	3,260
99,511,240-K	Antofagasta Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	2,193	1,289
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Services provided	Euros	222,226	17,977
0-E	QSR S.A.	Paraguay	(2)	Related to the subsidiary's shareholder	Sales of products	PYG	281	57
Total							5,307,264	5,313,079

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Non Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2021	As of December 31, 2020
							ThCh$	ThCh$
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	(5)	Shareholder of subsidiary	Sale of shares	CLP	42,506	42,506
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(3)	Shareholder of subsidiary	Loan	UF	61,691	90,049
Total							104,197	132,555

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021
Accounts payable to related parties
Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2021	As of December 31, 2020
							ThCh$	ThCh$
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	(1)	Shareholder of subsidiary	Services received	CLP	8,836	263
76,115,132-0	Canal 13 SpA.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	254,330	120,997
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	20,858	598
76,406,313-2	Cervecería Rapa Nui Ltda.	Chile	(1)	Shareholder of subsidiary	Services received	CLP	-	7,515
76,455,830-8	DiWatts S.A.	Chile	(1)	Related joint venture shareholder	Purchase of products	CLP	202,828	86,929
76,460,328-1	Inversiones Diaguitas #33 SpA.	Chile	(4)	Shareholder of subsidiary	Loan	CLP	-	196,765
76,486,051-9	Inversiones Río Elqui SpA.	Chile	(6)	Related to non-controlling subsidiary	Loan	CLP	25,694	-
76,486,051-9	Inversiones Río Elqui SpA.	Chile	(1)	Related to non-controlling subsidiary	Services received	CLP	-	3,964
76,729,932-K	Saam Logistics S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	168,431	-
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Related to non-controlling subsidiary	Services received	CLP	5,157	-
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidiary of joint venture	Services received	CLP	103,521	43,453
78,053,790-6	Servipag Ltda.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	1,553	801
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	(1)	Shareholder of joint operation	Purchase of products	CLP	1,693,360	1,107,795
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Services received	CLP	1,015	-
84,356,800-9	Watts S.A.	Chile	(1)	Related joint venture shareholder	Royalty	CLP	15,786	13,287
90,703,000-8	Nestlé Chile S.A.	Chile	(1)	Shareholder of subsidiary	Purchase of products	CLP	13,428	-
91,705,000-7	Quiñenco S.A.	Chile	(1)	Controller's shareholder	Services received	CLP	478	-
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	(1)	Related to the controller's shareholder	Purchase of products	CLP	19,531	51,959
94,058,000-5	Servicios Aeroportuarios Aerosan S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	5,067	1,234
96,591,040-9	Empresas Carozzi S.A.	Chile	(1)	Shareholder of joint operation	Purchase of products	CLP	215,112	251,751
96,689,310-9	Transbank S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	-	3,288
96,798,520-1	Saam Extraportuarios S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	7,604	1,920
96,810,030-0	RDF Media SpA.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	32,576	18,128
96,908,930-0	San Vicente Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	179	-
96,908,970-K	San Antonio Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	17,548	444
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Purchase of products	CLP	2,234,632	2,780,514
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Royalty	CLP	965,010	832,449
97,004,000-5	Banco de Chile	Chile	(1)	Related to the controller's shareholder	Services received	CLP	52,495	-
0-E	Paulaner Brauerei Gruppe GmbH & Co. KGaA	Germany	(2)	Related to the subsidiary's shareholder	Purchase of products	USD	99,532	72,913
0-E	Ecor Ltda.	Bolivia	(2)	Related to the subsidiary's shareholder	Services received	BOB	11,466	11,051
0-E	Premium Brands S.R.L.	Bolivia	(2)	Related to the subsidiary's shareholder	Purchase of products	BOB	728	607
0-E	Central Cervecera de Colombia S.A.S.	Colombia	(2)	Joint venture	Services received	USD	26,483	73,030
0-E	Zona Franca Central Cervecera S.A.S.	Colombia	(2)	Joint venture	Services received	USD	53,305	38,270
0-E	Nestlé Waters Management & Technology S.A.S.	France	(2)	Related to the subsidiary's shareholder	Purchase of products	Euros	19,953	-
0-E	Nestlé Waters Marketing & Distribution S.A.S.	France	(2)	Related to the subsidiary's shareholder	Purchase of products	Euros	41,794	-
0-E	Amstel Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	License and technical assistance	Euros	-	85,588
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Purchase of products	USD	6,250,581	3,408,971
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	License and technical assistance	Euros	13,195,268	6,115,308
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Royalty	USD	48,375	91,587
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Royalty	Euros	81,225	2,859,390
0-E	Heineken Supply Chain B.V.	Netherlands	(2)	Related to the controller's shareholder	Purchase of products	Euros	105,774	-
0-E	Banco BASA S.A.	Paraguay	(2)	Related to the subsidiary's shareholder	Services received	PYG	-	5
0-E	Emprendimientos Hoteleros S.A.E.C.A.	Paraguay	(2)	Related to the subsidiary's shareholder	Services received	PYG	316	-
0-E	Hoteles Contemporáneos S.A.	Paraguay	(2)	Related to the subsidiary's shareholder	Services received	PYG	-	940
0-E	Palermo S.A.	Paraguay	(2)	Related to the subsidiary's shareholder	Services received	PYG	2,520	172
0-E	Société des Produits Nestlé S.A.	Switzerland	(2)	Related to the subsidiary's shareholder	Royalty	Other currencies	151,871	93,707
0-E	Tetra Pak Global Distribution S.A.	Switzerland	(2)	Related to the subsidiary's shareholder	Purchase of products	USD	54,099	56,761
Total							26,208,319	18,432,354

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Most significant transactions and effects on results:

For the year ended December 31, 2021 and 2020 the most significant transactions with related parties are detailed as follows:

Tax ID	Company	Country of origin	Relationship	Transaction	2021		2020
					Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)
					ThCh$	ThCh$	ThCh$	ThCh$
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	Shareholder of subsidiary	Loan payment	-	-	10,000	-
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	Shareholder of subsidiary	Loan	-	-	10,000	-
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	Shareholder of subsidiary	Sale of shares	-	-	42,506	-
76,079,669-7	Minera Antucoya	Chile	Related to the controller's shareholder	Sales of products	-	-	904	641
76,115,132-0	Canal 13 SpA.	Chile	Related to the controller's shareholder	Services received	1,862,501	(1,862,501)	1,333,295	(1,333,295)
76,178,803-5	Viña Tabalí S.A.	Chile	Related to the controller's shareholder	Services provided	2,200	2,200	2,400	2,400
76,313,970-0	Inversiones Irsa Ltda.	Chile	Related to the controller	Dividends paid	19,874,256	-	5,964,834	-
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	Related to the controller's shareholder	Services received	455,343	-	63,170	-
76,486,051-9	Inversiones Río Elqui SpA.	Chile	Related to non-controlling subsidiary	Interests	694	(694)	-	-
76,486,051-9	Inversiones Río Elqui SpA.	Chile	Related to non-controlling subsidiary	Loan	25,616	-	-	-
76,727,040-2	Minera Centinela	Chile	Related to the controller's shareholder	Sales of products	-	-	2,691	1,902
76,729,932-K	SAAM Logistics S.A.	Chile	Related to the controller's shareholder	Services received	163,589	-	-	-
76,800,322-K	Yanghe Chile SpA.	Chile	Shareholder of subsidiary	Dividends paid	1,403,236	-	1,338,697	-
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Services received	123,548	(123,548)	86,545	(86,545)
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Sales of products	683,279	528,872	438,916	339,730
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Services received	514,992	(514,992)	475,007	(475,007)
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Sales of products	9,919,947	6,389,260	7,256,373	4,673,700
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Services provided	1,288,570	1,288,570	1,500,292	1,500,292
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Services received	184,143	(184,143)	177,330	(177,330)
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Purchase of products	16,825,818	-	9,978,333	-
79,985,340-K	Cervecera Valdivia S.A.	Chile	Shareholder of subsidiary	Dividends paid	2,446,878	-	2,499,985	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Loan recovery	31,495	-	29,702	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Dividends paid	1,119,455	-	1,033,478	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Loan	36,710	3,009	37,013	5,767
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Sales of products	11,495	7,590	6,468	4,270
90,703,000-8	Nestlé Chile S.A.	Chile	Shareholder of subsidiary	Dividends paid	6,708,433	-	7,590,887	-
91,705,000-7	Quiñenco S.A.	Chile	Controller's shareholder	Sales of products	21,151	14,827	13,829	9,695
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Purchase of products	153,960	(153,960)	124,888	(124,888)
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Services received	487,171	(487,171)	463,728	(463,728)
93,920,000-2	Antofagasta Minerals S.A.	Chile	Related to the controller's shareholder	Sales of products	3,280	2,433	9,796	7,266
94,625,000-7	Inversiones Enex S.A.	Chile	Related to the controller's shareholder	Sales of products	1,713,899	1,216,904	1,078,599	765,828
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Dividends paid	169,256,200	-	46,345,861	-
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Services provided	9,594	9,594	9,274	9,274
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investments	91,000,000	-	488,700,000	-
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investment Rescue	116,319,261	17,476,786	483,900,000	73,833
99,542,980-2	Foods Compañía de Alimentos CCU Ltda.	Chile	Joint venture	Services provided	-	-	27,744	27,744
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation	Purchase of products	3,930,995	-	4,818,549	-
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation	Sales of products	105,618	99,122	113,971	106,961
96,657,690-1	Inversiones Punta Brava S.A.	Chile	Related to the controller's shareholder	Services received	39,223	(39,223)	17,783	(17,783)
96,657,690-1	Inversiones Punta Brava S.A.	Chile	Related to the controller's shareholder	Sales of products	-	-	734	521
96,689,310-9	Transbank S.A.	Chile	Related to the controller's shareholder	Services received	318,312	(318,312)	279,243	(279,243)
96,798,520-1	SAAM Extraportuario S.A.	Chile	Related to the controller's shareholder	Services received	26,759	-	26,662	-
96,810,030-0	RDF Media SpA.	Chile	Related to the controller's shareholder	Services received	284,709	(284,709)	194,185	(194,185)
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Purchase of products	18,180,143	-	14,135,192	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Dividends received	1,771,495	-	635,969	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Services provided	326,264	326,264	334,106	334,106
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Royalty	5,489,100	(5,489,100)	583,211	(583,211)
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Sales of products	73,562	53,055	51,067	36,831
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Derivatives	90,001,229	4,195,190	157,275,212	(4,262,234)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Interests	72,605	(72,605)	121,403	(121,403)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investments	431,716,879	-	426,057,614	-
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Services received	398,855	(398,855)	401,541	(401,541)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investment Rescue	425,089,594	3,354,006	422,665,655	54,456
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Sales of products	174,307	155,969	145,533	130,223
0-E	Aerocentro S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	957	670	-	-
0-E	Amstel Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	License and technical assistance	274,937	(274,937)	26,010	(26,010)
0-E	Banco BASA S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	1,502	1,051	1,788	1,252
0-E	Cadena Farmacenter S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	1,185	829	-	-
0-E	Cementos Concepción S.A.E.	Paraguay	Related to the subsidiary's shareholder	Sales of products	1,287	901	4,823	3,376
0-E	Central Cervecera de Colombia S.A.S.	Colombia	Joint venture	Capital contribution	-	-	19,287,372	-
0-E	Chajha S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	6,178	4,325	15,414	10,790
0-E	Cigar Trading S.R.L.	Paraguay	Related to the subsidiary's shareholder	Sales of products	676	473	1,368	958
0-E	Club Libertad	Paraguay	Related to the subsidiary's shareholder	Sales of products	-	-	14,358	10,050
0-E	Consignataria de Ganado S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	1,215	850	-	-
0-E	Ecor Ltda.	Bolivia	Related to the subsidiary's shareholder	Services received	76,786	(76,786)	140,109	(140,109)
0-E	Emprendimientos Hoteleros S.A.E.C.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	13,338	9,337	14,681	10,277
0-E	ENEX Paraguay S.R.L.	Paraguay	Related to the subsidiary's shareholder	Sales of products	77,782	54,447	-	-
0-E	Fundación Ramón T. Cartes	Paraguay	Related to the subsidiary's shareholder	Sales of products	725	508	217	152
0-E	Ganadera Las Pampas S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	4,744	3,321	13,611	9,528
0-E	Ganadera Sofía S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	-	-	1,962	1,374
0-E	Gráfica Editorial Inter-Sudamericana S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	284	199	464	325
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Purchase of products	16,520,290	-	10,419,088	-
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	License and technical assistance	18,793,675	(18,793,675)	12,444,232	(12,444,232)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Services received	108,396	(108,396)	182,716	(182,716)
0-E	Habacorp S.R.L.	Paraguay	Related to the subsidiary's shareholder	Sales of products	204	143	-	-
0-E	La Misión S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	732	512	958	671
0-E	Palermo S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	13,066	9,146	4,706	3,294
0-E	Pamplona S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	825	578	-	-
0-E	Prana S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	999	699	1,310	917
0-E	QSR S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	37,416	26,191	40,417	28,293
0-E	Saga Gym S.R.L.	Paraguay	Related to the subsidiary's shareholder	Sales of products	281	197	-	-
0-E	Societé des Produits Nestlé S.A.	Switzerland	Related to the subsidiary's shareholder	Royalty	374,723	(374,723)	671,730	(671,730)
0-E	Tabacalera del Este S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	23,405	16,384	14,215	9,950
0-E	Zona Franca Central Cervecera S.A.S.	Colombia	Joint venture	Capital contribution	5,791,718	-	-	-

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

For the year ended December 31, 2020 and 2019 the most significant transactions with related parties are detailed as follows:

Tax ID	Company	Country of origin	Relationship	Transaction	2020		2019
					Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)
					ThCh$	ThCh$	ThCh$	ThCh$
52.000.721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L	Chile	Shareholder of subsidiary	Loan payment	10,000	-	-	-
52.000.721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L	Chile	Shareholder of subsidiary	Loan	10,000	-	-	-
52.000.721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L	Chile	Shareholder of subsidiary	Sale of shares	42,506	-	-	-
76.079.669-7	Minera Antucoya	Chile	Related to the controller's shareholder	Sales of products	904	641	2,813	1,988
76.115.132-0	Canal 13 SpA.	Chile	Related to the controller's shareholder	Services received	1,333,295	(1,333,295)	2,054,644	(2,054,644)
76.178.803-5	Viña Tabalí S.A.	Chile	Related to the controller's shareholder	Services provided	2,400	2,400	69,567	25,771
76.313.970-0	Inversiones Irsa Ltda.	Chile	Related to the controller	Dividends paid	5,964,834	-	14,493,784	-
76.380.217-5	Hapag-Lloyd Chile SpA.	Chile	Related to the controller's shareholder	Services received	63,170	-	160,967	-
76.727.040-2	Minera Centinela	Chile	Related to the controller's shareholder	Sales of products	2,691	1,902	9,016	6,372
76.800.322-K	Yanghe Chile SpA.	Chile	Shareholder of subsidiary	Dividends paid	1,338,697	-	927,097	-
77.051.330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Services received	86,545	(86,545)	135,589	(135,589)
77.051.330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Sales of products	438,916	339,730	796,617	614,988
77.755.610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Services received	475,007	(475,007)	544,738	(544,738)
77.755.610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Sales of products	7,256,373	4,673,700	6,975,121	4,492,551
78.259.420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Services provided	1,500,292	1,500,292	2,289,097	2,289,097
78.259.420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Services received	177,330	(177,330)	269,996	(269,996)
78.259.420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Purchase of products	9,978,333	-	10,237,934	-
79.985.340-K	Cervecera Valdivia S.A.	Chile	Shareholder of subsidiary	Dividends paid	2,499,985	-	3,886,021	-
81.805.700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Dividends paid	1,033,478	-	928,507	-
81.805.700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Loan	37,013	5,767	36,828	4,285
81.805.700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Sales of products	6,468	4,270	12,367	8,164
90.703.000-8	Nestlé Chile S.A.	Chile	Shareholder of subsidiary	Dividends paid	7,590,887	-	4,931,641	-
91.705.000-7	Quiñenco S.A.	Chile	Controller's shareholder	Sales of products	13,829	9,695	19,952	13,932
92.011.000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Purchase of products	124,888	(124,888)	200,481	(200,481)
92.011.000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Services received	463,728	(463,728)	444,367	(444,367)
93.920.000-2	Antofagasta Minerals S.A.	Chile	Related to the controller's shareholder	Sales of products	9,796	7,266	38,007	28,630
94.625.000-7	Inversiones Enex S.A.	Chile	Related to the controller's shareholder	Sales of products	1,078,599	765,828	1,394,919	988,572
96.427.000-7	Inversiones y Rentas S.A.	Chile	Controller	Dividends paid	46,345,861	-	112,614,526	-
96.427.000-7	Inversiones y Rentas S.A.	Chile	Controller	Services provided	9,274	9,274	9,176	9,176
96.571.220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investments	488,700,000	-	531,200,000	-
96.571.220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investment Rescue	483,900,000	73,833	552,594,958	274,958
96.591.040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation	Purchase of products	4,818,549	-	5,201,040	-
96.591.040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation	Sales of products	113,971	106,961	86,790	81,906
96.657.690-1	Inversiones Punta Brava S.A.	Chile	Related to the controller's shareholder	Services received	17,783	(17,783)	-	-
96.657.690-1	Inversiones Punta Brava S.A.	Chile	Related to the controller's shareholder	Sales of products	734	521	1,188	840
96.689.310-9	Transbank S.A.	Chile	Related to the controller's shareholder	Services received	279,243	(279,243)	187,378	(187,378)
96.798.520-1	SAAM Extraportuario S.A.	Chile	Related to the controller's shareholder	Services received	26,662	-	41,188	-
96.810.030-0	RDF Media SpAote.	Chile	Related to the controller's shareholder	Services received	194,185	(194,185)	306,153	(306,153)
96.919.980-7	Cervecería Austral S.A.	Chile	Joint venture	Purchase of products	14,135,192	-	14,235,437	-
96.919.980-7	Cervecería Austral S.A.	Chile	Joint venture	Dividends received	635,969	-	438,258	-
96.919.980-7	Cervecería Austral S.A.	Chile	Joint venture	Services provided	334,106	334,106	253,789	253,789
96.919.980-7	Cervecería Austral S.A.	Chile	Joint venture	Royalty	583,211	(583,211)	331,083	(331,083)
96.919.980-7	Cervecería Austral S.A.	Chile	Joint venture	Sales of products	51,067	36,831	71,885	51,102
97.004.000-5	Banco de Chile	Chile	Related to the controller's shareholder	Derivatives	157,275,212	(4,262,234)	75,540,396	2,859
97.004.000-5	Banco de Chile	Chile	Related to the controller's shareholder	Interests	121,403	(121,403)	149,209	(149,209)
97.004.000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investments	426,057,614	-	106,006,335	-
97.004.000-5	Banco de Chile	Chile	Related to the controller's shareholder	Services received	401,541	(401,541)	393,096	(393,096)
97.004.000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investment Rescue	422,665,655	54,456	105,256,049	175,733
97.004.000-5	Banco de Chile	Chile	Related to the controller's shareholder	Sales of products	145,533	130,223	246,431	223,733
99.542.980-2	Foods Compañía de Alimentos CCU Ltda.	Chile	Joint venture	Purchase of products	-	-	5,515	(5,515)
99.542.980-2	Foods Compañía de Alimentos CCU Ltda.	Chile	Joint venture	Capital decrease	-	-	11,200,000	-
99.542.980-2	Foods Compañía de Alimentos CCU Ltda.	Chile	Joint venture	Services provided	27,744	27,744	325,857	325,857
99.542.980-2	Foods Compañía de Alimentos CCU Ltda.	Chile	Joint venture	Consignation sales	-	-	956,516	-
0-E	Amstel Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	License and technical assistance	26,010	(26,010)	265,594	(265,594)
0-E	Banco BASA S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	1,788	1,252	1,458	797
0-E	Cementos Concepción S.A.E.	Paraguay	Related to the subsidiary's shareholder	Sales of products	4,823	3,376	-	-
0-E	Central Cervecera de Colombia S.A.S.	Colombia	Joint venture	Capital contribution	19,287,372	-	-	-
0-E	Chajha S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	15,414	10,790	4,284	893
0-E	Cigar Trading S.R.L.	Paraguay	Related to the subsidiary's shareholder	Sales of products	1,368	958	704	368
0-E	Club Libertad	Paraguay	Related to the subsidiary's shareholder	Sales of products	14,358	10,050	3,304	1,412
0-E	Consignataria de Ganado S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	-	-	239	60
0-E	Ecor Ltda.	Bolivia	Related to the subsidiary's shareholder	Services received	140,109	(140,109)	157,818	(157,818)
0-E	Emprendimientos Hoteleros S.A.E.C.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	14,681	10,277	15,626	9,009
0-E	Fundación Ramón T. Cartes	Paraguay	Related to the subsidiary's shareholder	Sales of products	217	152	3,860	1,005
0-E	Ganadera Las Pampas S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	13,611	9,528	457	135
0-E	Ganadera Sofía S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	1,962	1,374	-	-
0-E	Gráfica Editorial Inter-Sudamericana S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	464	325	967	665
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Purchase of products	10,419,088	-	12,449,658	-
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	License and technical assistance	12,444,232	(12,444,232)	10,395,266	(10,395,266)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Services received	182,716	(182,716)	116,703	(116,703)
0-E	La Misión S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	958	671	774	543
0-E	Palermo S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	4,706	3,294	3,161	1,040
0-E	Prana S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	1,310	917	-	-
0-E	QSR S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	40,417	28,293	93,590	60,787
0-E	Societé des Produits Nestlé S.A.	Switzerland	Related to the subsidiary's shareholder	Royalty	671,730	(671,730)	528,805	(528,805)
0-E	Tabacalera del Este S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	14,215	9,950	3,489	2,152
0-E	Zona Franca Central Cervecera S.A.S.	Colombia	Joint venture	Capital contribution	-	-	13,563,816	-

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Remuneration of the Management key employees

The Company is managed by a Board of Directors comprised of 9 members, each of whom is in office for a 3-year term and may be re-electe
d
.

The Board was appointed at the Ordinary Shareholders´ Meeting held on April 14, 2021, being elected for a period of three years Messrs. Andrónico Luksic Craig, Francisco Pérez Mackenna, Pablo Granifo Lavín, Rodrigo Hinzpeter Kirberg, Carlos Molina Solís, José Miguel Barros van Hövell tot Westerflier, Marc Gross, Rory Cullinan and Vittorio Corbo Lioi, the latter independent according to article 50 bis of Law No. 18,046. The Chairman and the Vice Chairman, as well as the members of the Audit Committee were appointed at the Board of Directors´ meeting held the same date. According to article 50 bis of Law No. 18,046, in the same Board meeting the independent Director Mr. Vittorio Corbo Lioi appointed the other members of the Directors Committee, which is composed of Directors Messrs. Corbo, Pérez and Molina. Additionally, Messrs. Corbo and Molina were appointed as members of the Audit Committee, both meeting the independence criteria under the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and the New York Stock Exchange Rules. The Board of Directors also resolved that Directors Messrs. Pérez and Barros participate in the Audit Committee´s meetings as observers.

The Ordinary Shareholders´ Meeting referred to above resolved to maintain the Directors´ remuneration agreed at the previous Ordinary Shareholders´ Meeting, which consists of a monthly gross compensation for attendance to Board Meetings of UF 100 per Director, and UF 200 for the Chairman, independent of the number of meetings held within such period, plus an amount equivalent to 3% of the distributed dividends with charge to the Company´s profits, for the whole Board, calculated on a maximum amount equivalent to 50% of the distributable net income for the year, at a rate of one-ninth for each Director and in proportion to the time each one served as such during the year 2021.

The aforementioned Shareholders´ Meeting also agreed to maintain the remuneration of Directors that are members of the Directors Committee, consisting of a monthly gross fee for attendance to Directors Committee meetings, independent of the number of meetings held during the period, of UF 50, plus the corresponding percentage of the distributed dividends until completing the additional third established in article 50 bis of Law No. 18,046 on Corporations and Circular No. 1,956 of the Comisión para el Mercado Financiero (Financial Market Commission); and with respect to those Directors who are members of the Audit Committee, and those appointed as observers of the same, a monthly gross fee for attendance to Audit Committee meetings, independent of the number held during the period, of UF 50.

The remunerations of Directors and Chief Executives of the Company are composed as follows:

Directors’ remunerations:

	For the years ended as of December 31,
	2021	2020	2019
	ThCh$	ThCh$	ThCh$
Audit's Committee	71,380	63,120	47,386
Directors' Committee	67,691	64,837	47,154
Attendance meetings fee	1,460,776	1,380,976	1,266,892
Dividend Participation	3,004,895	2,097,276	6,038,934

Chief Executives’ remunerations:

	For the years ended as of December 31,
	2021	2020	2019
	ThCh$	ThCh$	ThCh$
Directors' Committee	17,689	16,655	13,650
Attendance meetings fee	226,566	199,798	190,080
Dividend Participation	28,064	27,773	18,541

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

The Chief Executives’ Remuneration as of December 31, 2021 amounted to ThCh$ 9,129,532 (ThCh$ 6,701,955 in 2020 and ThCh$ 7,993,975 in 2019). The Company grants to the Chief Executives annual bonuses, which have an optional and variable nature, not contractual and assigned according to compliance of individual and corporate goals and based on the incomes of the year.

Note 12
Inventories

The inventories balances are detailed as follows:

	As of December 31, 2021	As of December 31, 2020
	ThCh$	ThCh$
Finished products	120,545,622	73,971,829
In process products	638,700	4,121,749
Raw material	189,700,921	140,148,143
In transit raw material	35,978,861	10,151,494
Materials and products	9,739,510	7,394,725
Realizable net value estimate and obsolescence	(3,176,553)	(3,944,679)
Total	353,427,061	231,843,261

For the years ended as of December 31, 2021, 2020 and 2019 the Company wrote off a total of ThCh$ 3,692,846,
ThCh$ 1,877,113 and ThCh$ 1,962,689 against net realizable value and obsolescence, respectively.

Additionally, the Company presents an estimate for inventory impairment which includes amounts related to low turnover, technical obsolescence and/or products recalled from the market.

The movement of net realizable value and obsolescence estimate is detailed as follows:

	As of December 31, 2021	As of December 31, 2020
	ThCh$	ThCh$
Initial balance	(3,944,679)	(1,246,380)
Inventories write-down estimation	(2,902,530)	(4,667,808)
Inventories recognised as an expense	3,692,846	1,877,113
Business combinations effect	(22,190)	92,396
Total	(3,176,553)	(3,944,679)

As of
December 31, 2021 and 2020
, the Company does not have any inventory pledged as guarantee for financial obligations.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

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

The valuation of current biological assets is described in
Note 2 - Summary of significant accounting policies, 2.10
.

The movement of
current biological assets
is detailed a
s
 follows:

ThCh$

As of January 1 2020
Historic cost	9,459,071
Book Value	9,459,071

As of December 31, 2020
Conversion effect	(288,630)
Acquisitions	22,575,150
Decreases due to harvesting	(21,217,064)
Other increases (decreases) (1)	66,502
Changes	1,135,958
Book Value	10,595,029

As of December 31, 2020
Historic cost	10,595,029
Book Value	10,595,029

As of December 31, 2021
Conversion effect	(25,384)
Acquisitions	26,749,931
Decreases due to harvesting	(24,959,872)
Other increases (decreases) (1)	187,001
Changes	1,951,676
Book Value	12,546,705

As of December 31, 2021
Historic cost	12,546,705
Book Value	12,546,705
(1) Mainly corresponds to the financial effect of the application IAS 29 “Financial reporting in hyperinflationary economies”.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

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

b) Wine Operating segment

In 2015, the Board of Viña Valles de Chile S.A. (“VVCH”) which is Viña San Pedro Tarapacá S.A., authorized the sale of certain fixed assets located in Rengo city, Provincia de Cachapoal, Sexta Región. As of December 21, 2020 the Administration has signed a sale contract and has an active plan for the sale of these assets.

As described in
Note 2 - Summary of significant accounting policies, 2.18
, non-current assets of disposal groups classified as held for sale have been recorded at the lower of carrying amount and fair value less cost to sale on December 31, 2021:

Assets held for sale are detailed as follows:

Non-current assets of disposal groups classified as held for sale	As of December 31, 2021	As of December 31, 2020
	ThCh$	ThCh$
Land	1,848,903	1,752,783
Constructions	420,487	359,414
Machinery	13,330	9,130
Total	2,282,720	2,121,327

Note 15 Business Combinations

a)	Bebidas Bolivianas BBO S.A.

On June 28, 2019 and on July 11, 2019 the subsidiary CCU Inversiones II SpA. made capital contributions to Bebidas Bolivianas BBO S.A. for an amount of US$ 1,249,713 (equivalent to ThCh$ 849,630) and an amount of US$ 178,305 (equivalents to ThCh$ 122,210) respectively. This transaction did not change the percentage of participation because both partners concurred in proportion to their current participation.

b)	Bodega San Juan S.A.U.

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

For this business combination the Company has determined the fair values of assets and liabilities (See
Note 1 - General Information letter C, number (4)
).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

c)  Cervecería Szot SpA.

On August 30, 2019, the subsidiary Cervecería Kunstmann S.A. (CK) acquired an additional 5.001% of Cervecería Szot SpA. coming from the purchase of 5,001 shares equivalent to ThCh$ 6,156. As a result of the aforementioned, CK reached a total interest of 50.001% on said subsidiary.

On August 28, 2020, Cervecería Szot SpA. carried out a capital increase equivalent of 95,710 shares of which CK participated in the subscription of 63,022 shares at a value of ThCh$ 176,620. Subsequently, on the same date, CK sold 15,167 shares equivalent to ThCh$ 42,506 to Representaciones Chile Beer Kevin Michael Szot E.I.R.L. As a result of the forementioned, CK ended with a total participation of 50.0005% in this subsidiary.

For the business combination described above, the fair values of the assets and liabilities have been determine
d
(see
Note 1 – General information, letter C, number (8)
).

d)  Mahina SpA.

On February 18, 2020, the subsidiary Cervecería Kunstmann S.A. (CK) acquired 50.1000% from the purchase of 501 shares from the company Mahina SpA. at a value of ThCh$ 525,000. Later on the same date, Mahina SpA. carried out a capital increase equivalent to 100 shares of which CK subscribed 50 shares at a value of ThCh$ 50,000 which were paid on March 26, 2021. As a consequence, CK owns 551 shares equivalent to 50.0909%. Additionally, it was incorporated into the consolidation process of CCU (See
Note 15 - Business combinations
).

For the business combination described above, the fair values of the assets and liabilities have been determined (see
Note 1 – General information, letter C, number (9)
).

e)  La Consulta Vineyard.

On June 1, 2020, the Argentine subsidiary Finca La Celia S.A. became the owner of the operation of La Consulta vineyard by a deed of sale and after having obtained regulatory approvals in Argentina.

For the business combination described above, the fair values of assets and liabilities have been determined (See
Note 1 - General Information letter C, number (4)
).

As of
December 31, 2021
, the Company has no other business combinations.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Note 16 Investments accounted for using equity method

Joint ventures and Associates

As of
December 31, 2021 and 2020
, the Company recorded investments qualifying as joint venture and associates.

The share value of investments in joint ventures and associates are detailed as follows:

	Percentage of participation	As of December 31, 2021	As of December 31, 2020
	%	ThCh$	ThCh$
Cervecería Austral S.A.	50.00	12,235,881	9,968,250
Central Cervecera de Colombia S.A.S.	50.00	22,337,040	28,125,779
Zona Franca Central Cervecera S.A.S.	50.00	102,959,342	91,652,215
Total joint ventures		137,532,263	129,746,244
Other companies		582,217	1,360,541
Total associated		582,217	1,360,541
Total		138,114,480	131,106,785

The above mentioned values include goodwill generated in the acquisition of the following joint venture and associate, which are presented net of any impairment loss:

	As of December 31, 2021	As of December 31, 2020
	ThCh$	ThCh$
Cervecería Austral S.A.	1,894,770	1,894,770
Total	1,894,770	1,894,770

The result accrued in joint ventures and associates are detailed as follows:

	For the years ended as of December 31,
	2021	2020	2019
	ThCh$	ThCh$	ThCh$
Cervecería Austral S.A.	3,957,553	1,799,437	1,930,395
Foods Compañía de Alimentos CCU Ltda.	-	(354,154)	897,526
Central Cervecera de Colombia S.A.S.	(5,935,519)	(11,577,019)	(18,755,448)
Zona Franca Central Cervecera S.A.S.	2,904,998	1,690,661	(562,416)
Total joint ventures	927,032	(8,441,075)	(16,489,943)
Other companies	(701,006)	3,866	58,184
Total associated	(701,006)	3,866	58,184
Total	226,026	(8,437,209)	(16,431,759)

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Changes in investments in joint ventures and associates are detailed as follows:

	As of December 31, 2021	As of December 31, 2020
	ThCh$	ThCh$
Balance at the beginning of year	131,106,785	136,098,062
Other payments to acquire interests in joint ventures	5,791,718	19,287,372
Participation in the joint ventures and associates (loss)	226,026	(8,437,209)
Capital decrease (1)	-	(1,355,651)
Dividends received	(1,651,730)	(423,669)
Others (*)	2,641,681	(14,062,120)
Total	138,114,480	131,106,785
(1)	See Note 16 – Investments accounted for using equity method, number (2).
(*) Mainly includes effects from the conversion of joint ventures.

Significant matters regarding investments accounted for using the equity method are detailed as follow
s
:

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
The effect on results of this dissolution amounted to ThCh $ 1,355,651.

(3) Central Cervecera de Colombia S.A.S.
and Zona Franca Central Cervecera S.A.S.

On November 10, 2014, CCU, directly and through its subsidiaries CCU Inversiones II SpA., and Grupo Postobón have established a joint arrangements through a company named Central Cervecera de Colombia S.A.S. (the "Company"), in which CCU and Grupo Postobón participate as equal shareholders. The purpose of this Company is the beer and non-alcoholic drinks production, marketing and distribution based on malt (Products).

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

For the purposes above, previous associations involves the construction of a beer production plant, with an annual total capacity of 3,000,000 hectoliters.

As of December 31, 2021 and 2020, the total amount contributed to CCC and ZF CC was US$
286,949,917
(equivalents to ThCh$
191,778,048
) and US$ 279,394,156 (equivalents to ThCh$ 185,986,350), respectively.

The Company does not have any contingent liabilities related to joint ventures and associates as D ecember 31, 2020
.

As of December 31, 2021 and 2020, the significant items of the financial statements of 100% of joint ventures are summarized as follows:

	Joint ventures
	As of December 31, 2021	As of December 31, 2020
	ThCh$	ThCh$
Assets and Liabilities
Current assets	119,216,592	86,429,862
Non-current assets	308,504,421	290,767,946
Current liabilities	94,235,491	58,255,727
Non-current liabilities	62,342,964	62,082,064

	Joint ventures
	For the years ended as of December 31,
	2021	2020	2019
	ThCh$	ThCh$	ThCh$
Income Statement (Summarized)
Net sales	266,707,778	186,220,125	124,808,755
Operating result	(3,907,203)	(17,903,426)	(42,670,725)
Net income for year	548,637	(17,637,644)	(31,752,130)
Other comprehensive income	16,571,448	10,808,355	(49,363,608)
Depreciation and amortization	(15,726,722)	(16,209,859)	(11,386,595)

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Note 17
Intangible assets
other than goodwill

The intangible assets movement are detailed as follows:

	Trademarks	Software programs	Water rights	Distribution rights	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2020
Historic cost	106,358,718	42,908,693	3,199,349	845,379	153,312,139
Accumulated amortization	-	(27,060,359)	-	(633,114)	(27,693,473)
Book Value	106,358,718	15,848,334	3,199,349	212,265	125,618,666

As of December 31, 2020
Additions	-	9,015,090	-	-	9,015,090
Additions for business combinations (cost) (1)	962,619	-	-	-	962,619
Divestitures (cost)	-	(81,714)	-	-	(81,714)
Divestitures (amortization)	-	68,545	-	-	68,545
Amortization of year	-	(2,408,529)	-	(94,155)	(2,502,684)
Conversion effect	(13,918,619)	(713,228)	-	(171,349)	(14,803,196)
Effect of conversion (amortization)	-	314,736	-	102,833	417,569
Others increase (decreased) (2)	9,245,717	230,951	-	85,878	9,562,546
Changes	(3,710,283)	6,425,851	-	(76,793)	2,638,775
Book Value	102,648,435	22,274,185	3,199,349	135,472	128,257,441

As of December 31, 2020
Historic cost	102,648,435	51,359,792	3,199,349	759,908	157,967,484
Accumulated amortization	-	(29,085,607)	-	(624,436)	(29,710,043)
Book Value	102,648,435	22,274,185	3,199,349	135,472	128,257,441

As of December 31, 2021
Additions	-	5,124,679	-	-	5,124,679
Divestitures (cost)	-	(3,507,642)	-	-	(3,507,642)
Divestitures (amortization)	-	3,272,460	-	-	3,272,460
Amortization of year	-	(3,313,510)	-	(198,686)	(3,512,196)
Conversion effect	2,093,513	182,662	-	31,008	2,307,183
Effect of conversion (amortization)	-	(193,898)	-	(34,622)	(228,520)
Others increase (decreased) (2)	16,901,227	1,239,653	-	2,089,408	20,230,288
Changes	18,994,740	2,804,404	-	1,887,108	23,686,252
Book Value	121,643,175	25,078,589	3,199,349	2,022,580	151,943,693

As of December 31, 2021
Historic cost	121,643,175	54,399,144	3,199,349	2,880,324	182,121,992
Accumulated amortization	-	(29,320,555)	-	(857,744)	(30,178,299)
Book Value	121,643,175	25,078,589	3,199,349	2,022,580	151,943,693
(1) See
Note 15 – Business combinations d).
(2)	Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies”.

There are no restrictions or pledges on intangible assets.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

The cash generating units associated to the
trademarks are detailed as follows:

Segment	Cash Generating Unit	As of December 31, 2021	As of December 31, 2020
	(CGU)	ThCh$	ThCh$
Chile	Embotelladoras Chilenas Unidas S.A.	32,910,686	31,794,599
	Manantial S.A.	1,166,000	1,166,000
	Compañía Pisquera de Chile S.A.	1,363,782	1,363,782
	Cervecería Kunstmann S.A. (1)	2,113,683	2,397,674
	Sub-Total	37,554,151	36,722,055
International Business	CCU Argentina S.A. and subsidiaries	51,457,083	35,260,216
	Marzurel S.A., Coralina S.A. and Milotur S.A.	2,337,366	2,076,714
	Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A.	3,747,752	3,137,761
	Bebidas Bolivianas BBO S.A.	6,621,507	5,573,122
	Sub-Total	64,163,708	46,047,813
Wines	Viña San Pedro Tarapacá S.A. (2)	19,925,316	19,878,567
	Sub-Total	19,925,316	19,878,567
Total		121,643,175	102,648,435
(1)	See Note 15 – Business combinations , letters d).
(2)	See Note 15 – Business combinations, letters e) .

Management has carried out impairment tests, from which no evidence of impairment has emerged. Regarding Trademarks with an indefinite useful life, the same methodology has been used as indicated in
Note 18 - Goodwill.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Note 18
Goodwill

The goodwill movement is detailed as follows:

Goodwill
ThCh$
As of January 1, 2020
Historic cost	124,955,438
Book Value	124,955,438

As of December 31, 2020
Other increases (decreases) (1)	6,243,023
Impairment of the year (2)	(3,401,430)
Conversion effect	(10,606,268)
Changes	(7,764,675)
Book Value	117,190,763

As of December 31, 2020
Historic cost	117,190,763
Book Value	117,190,763

As of December 31, 2021
Other increases (decreases) (1)	11,604,421
Conversion effect	2,377,651
Changes	13,982,072
Book Value	131,172,835

As of December 31, 2021
Historic cost	131,172,835
Book Value	131,172,835
(1) Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies”.
(2) Corresponds to impairment of Bebidas Bolivianas BBO S.A., which was recorded in Other profits (losses) as of December 31, 2020.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

For the purpose of impairment testing, goodwill acquired in a business combination is allocated as of the acquisition date to each of the CGUs, or groups of CGUs that is expected to benefit from the business combination synergies. The carrying amount of goodwill assigned to the CGUs within the Company’s segments is detailed as follows:

Segment	Cash Generating Unit	As of December 31, 2021	As of December 31, 2020
	(CGU)	ThCh$	ThCh$
Chile	Embotelladoras Chilenas Unidas S.A.	25,257,686	25,257,686
	Manantial S.A.	8,879,245	8,879,245
	Compañía Pisquera de Chile S.A.	9,808,550	9,808,550
	Los Huemules S.R.L.	3,876	3,982
	Cervecería Kunstmann S.A.	456,007	456,007
	Cervecería Szot SpA.	202,469	202,469
	Sub-Total	44,607,833	44,607,939
International Business	CCU Argentina S.A. and subsidiaries	34,781,464	23,812,988
	Marzurel S.A., Coralina S.A. and Milotur S.A.	4,066,703	3,425,283
	Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A.	5,491,823	4,672,582
	Bebidas Bolivianas BBO S.A.	9,808,868	8,255,827
	Sub-Total	54,148,858	40,166,680
Wines	Viña San Pedro Tarapacá S.A.	32,416,144	32,416,144
	Sub-Total	32,416,144	32,416,144
Total		131,172,835	117,190,763

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

The following table shows the most relevant inputs for each CGU in where there is a relevant Goodwill and / or intangible assets with indefinite useful life assigned:

	Chile	Argentina	Uruguay	Paraguay	Bolivia

Estimated CAPEX for the year 2022 ThCh$	205,210	49,158	1,211	12,702	2,034
Perpetual growth	3.00%	2.50%	2.20%	2.20%	4.40%
Discount rate	9.63%	18.29%	8.52%	7.49%	9.33%

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

Cash Flow
:
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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Perpetual growth
:
Although the Company expects a higher volume and price growth in the medium and long term, a nominal growth of 3% has been assumed for the perpetuity in Chilean units, which is a conservative assumption considering the historical capacity and nature of the business where the company operates. In the case of Uruguay a perpetuity rate of 2.2% is used, consistent with the expected long-term growth for this country. For Bolivia a perpetuity rate of 4.4% equivalent to long-term inflation of the country plus a percentage of the potential long-term GDP are used. In the case of Paraguay and Argentina a perpetuity rate of 3.0% and 2.5% are used respectively, which are composed by the average inflation rate of the United States of America mentioned above, plus a percentage of the potential long-term GDP in each country.

Discount rate
:
Corresponds to the nominal WACC (Weighted Average Cost of Capital) rate of each country.

According to the calculated sensitivities, the Administration determines that there is no reasonably possible change in the assumptions mentioned above that could cause that the book value exceeds the estimated recoverable value as of December 31, 202
1
.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Note 19
Property, plant and equipment

Property, plant and equipment movements are detailed as follows:

	Land, buildings and construction	Machinery and equipment	Bottles and containers	Other Equipment	Assets under contruction	Furniture, accessories and vehicles	Under production vines	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2020
Historic cost	731,878,806	589,477,457	190,100,694	133,582,436	116,586,690	70,566,940	31,942,579	1,864,135,602
Accumulated depreciation	(214,895,139)	(334,555,888)	(106,149,627)	(78,566,926)	-	(43,610,871)	(14,627,117)	(792,405,568)
Book Value	516,983,667	254,921,569	83,951,067	55,015,510	116,586,690	26,956,069	17,315,462	1,071,730,034

As of December 31, 2020
Additions	-	-	-	-	128,547,688	-	-	128,547,688
Additions for business combinations (cost)	1,987,806	31,370	5,491	-	-	5,320	706,387	2,736,374
Transfers	31,930,605	35,959,489	15,675,921	10,261,708	(101,990,034)	4,587,689	3,617,533	42,911
Conversion effect historic cost	(18,274,583)	(24,672,022)	(20,800,016)	(7,547,615)	(4,778,159)	(831,094)	(258,686)	(77,162,175)
Write off (cost)	(1,618,648)	(7,408,733)	(2,632,730)	(6,909,303)	-	(1,165,852)	-	(19,735,266)
Write off (depreciation)	1,610,774	7,065,230	2,635,188	6,408,229	-	1,047,262	-	18,766,683
Capitalized interests	-	-	-	-	1,087,157	-	-	1,087,157
Depreciation	(21,669,111)	(30,783,333)	(23,167,195)	(17,320,702)	-	(6,520,948)	(1,234,911)	(100,696,200)
Conversion effect depreciation	1,120,407	5,514,676	6,431,381	3,365,384	-	515,633	-	16,947,481
Others increase (decreased) (1)	9,794,697	16,680,477	11,294,693	3,405,872	1,441,195	305,613	(33,733)	42,888,814
Derecognition of assets due to right of use	(13,856)	(7,958)	(316,601)	(323,260)	-	(52,146)	-	(713,821)
Depreciation of disposals of assets for right of use	8,537	7,595	327,805	293,534	-	66,733	-	704,204
Impairment of the year (2)	(2,628,004)	-	-	-	-	-	-	(2,628,004)
Changes	2,248,624	2,386,791	(10,546,063)	(8,366,153)	24,307,847	(2,041,790)	2,796,590	10,785,846
Book Value	519,232,291	257,308,360	73,405,004	46,649,357	140,894,537	24,914,279	20,112,052	1,082,515,880

As of December 31, 2020
Historic cost	752,373,292	609,239,605	191,812,594	131,488,537	140,894,537	72,886,303	35,817,543	1,934,512,411
Accumulated depreciation	(233,141,001)	(351,931,245)	(118,407,590)	(84,839,180)	-	(47,972,024)	(15,705,491)	(851,996,531)
Book Value	519,232,291	257,308,360	73,405,004	46,649,357	140,894,537	24,914,279	20,112,052	1,082,515,880

As of December 31, 2021
Additions	-	-	-	-	164,454,035	-	-	164,454,035
Additions of historic cost by business combination	283,992	-	-	-	-	-	-	283,992
Transfers	14,213,714	64,659,471	15,762,049	12,104,204	(118,443,961)	8,224,711	3,479,812	-
Conversion effect historic cost	5,212,276	4,818,898	(727,586)	1,608,980	(204,892)	565,070	(40,060)	11,232,686
Write off (cost)	(693,074)	(10,879,482)	(22,952,129)	(1,079,938)	-	(426,969)	-	(36,031,592)
Write off (depreciation)	505,521	10,196,738	22,703,727	1,017,369	-	406,386	-	34,829,741
Capitalized interests	-	-	-	-	1,074,074	-	-	1,074,074
Depreciation	(23,360,994)	(36,646,717)	(26,493,558)	(17,016,861)	-	(8,141,332)	(1,718,025)	(113,377,487)
Conversion effect depreciation	(718,133)	(3,994,158)	(2,423)	(1,305,000)	-	(468,613)	-	(6,488,327)
Others increase (decreased) (1)	23,557,010	29,409,437	16,693,132	4,180,146	7,508,257	1,945,690	569,833	83,863,505
Divestitures (cost)	(3,814,205)	(4,192,074)	(5,339,148)	(223,669)	-	(330,318)	(1,344,042)	(15,243,456)
Divestitures (depreciation)	3,804,220	4,117,283	5,339,143	217,341	-	326,374	1,344,042	15,148,403
Changes	18,990,327	57,489,396	4,983,207	(497,428)	54,387,513	2,100,999	2,291,560	139,745,574
Book Value	538,222,618	314,797,756	78,388,211	46,151,929	195,282,050	27,015,278	22,403,612	1,222,261,454

As of December 31, 2021
Historic cost	790,813,382	691,181,931	194,726,856	147,793,572	195,282,050	83,225,686	38,465,102	2,141,488,579
Accumulated depreciation	(252,590,764)	(376,384,175)	(116,338,645)	(101,641,643)	-	(56,210,408)	(16,061,490)	(919,227,125)
Book Value	538,222,618	314,797,756	78,388,211	46,151,929	195,282,050	27,015,278	22,403,612	1,222,261,454
(1)	Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies”.
(2)	Corresponds to impairment of the Company, which was recorded in Other gains (losses) as of December 31, 2020.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

In relation to the impairtment losses in Properties, plants and equipment, the Administration has evidenced impairtment on certain lands as of December 31, 2020, mainly originated in particular considerations regarding the destination for which they were acquired.

The balance of the land at the end of each year is as follow
s
:

	As of December 31, 2021	As of December 31, 2020
	ThCh$	ThCh$
Land	275,540,602	263,887,611
Total	275,540,602	263,887,611

Capitalized interest
as of
December 31, 2021
,
amounted ThCh$
1,074,074
(ThCh$
1,087,157
in
2020
and ThCh$ 909,256 in 2019), using an annually capitalization rate of 2.04% (2.64% in 2020 and 3.68% in 2019).

The Company, through its subsidiary Viña San Pedro Tarapacá S.A., has biological assets corresponding to vines that produce grapes. The vines are segmented into those under formation and those under production, and they are grown both on leased and owned land. The grapes harvested from these vines are used in the manufacturing of wine, which is marketed both in the domestic market and abroad.

As of
December 31, 2021
, the Company maintained approximately 5,189 hectares of which 4,674 are for vines in production stage. Of the total hectares mentioned above, 4,344 correspond to own land and 330 to leased land.

The vines under formation are recorded at historic cost, and only start being depreciated when they are transferred to the production phase, which occurs in the majority of cases in the third year after plantation, when they start producing grapes commercially (in volumes that justify their production-oriented handling and later harvest).

During 2021, the production in plant vines yield was approximately 57.7 million kilos of grapes (41.0 million kilos of grapes in 2020).

By the nature of business of the Company, in the value of the assets it is not considered to start an allowance for cost of dismantling, removal or restoration.

The depreciation for the year ended as of December 31, 2021 and 2020, recognized in net income and other assets is as follows:

	As of December 31, 2021	As of December 31, 2020
	ThCh$	ThCh$
Recognized in net income (*)	112,558,965	99,803,814
Recognized in other assets	818,522	892,386
Total	113,377,487	100,696,200
(*) Includes ThCh $ 1,178,953 (ThCh $ 1,847,312 in 2020) of depreciation of agricultural assets (barrels), related to the cost of selling wine.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Note 20
Investment Property

Investment property movements are detailed as follows:

	Lands	Buildings	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2020
Historic cost	6,179,518	2,920,605	9,100,123
Depreciation	-	(786,849)	(786,849)
Book Value	6,179,518	2,133,756	8,313,274

As of December 31, 2020
Additions (2)	76,136	100,952	177,088
Divestitures	(277,008)	(44,269)	(321,277)
Depreciation	-	(68,177)	(68,177)
Conversion effect (depreciation)	(1,142,449)	(410,633)	(1,553,082)
Conversion effect	-	29,665	29,665
Other increases (decreases) (1)	857,249	271,202	1,128,451
Changes	(486,072)	(121,260)	(607,332)
Book Value	5,693,446	2,012,496	7,705,942

As of December 31, 2020
Historic cost	5,693,446	2,837,857	8,531,303
Depreciation	-	(825,361)	(825,361)
Book Value	5,693,446	2,012,496	7,705,942

As of December 31, 2021
Depreciation	-	(86,129)	(86,129)
Conversion effect (depreciation)	(82,337)	(32,513)	(114,850)
Conversion effect	-	2,845	2,845
Other increases (decreases) (1)	1,502,451	541,355	2,043,806
Changes	1,420,114	425,558	1,845,672
Book Value	7,113,560	2,438,054	9,551,614

As of December 31, 2021
Historic cost	7,113,560	3,346,699	10,460,259
Depreciation	-	(908,645)	(908,645)
Book Value	7,113,560	2,438,054	9,551,614
(1)	Corresponds to the financial effect of the application IAS 29 Financial reporting in hyperinflationary economies.
(2)	See Note 16 - Investments accounted for using equity method number 2).

Investment property includes seventeen land properties, two offices and one apartment, situated in Chile, which are maintained for appreciation purposes, with one apartment for being leased and generating ThCh$ 5,836 revenue during year
2021
(ThCh$ 5,868 in
2020
and ThCh$ 3,825 in
2019
19). Additionally, there are four properties in Argentina, which are leased and generated an income for ThCh$ 84,859 for year
2021
(ThCh$ 99,840 in
2020
and ThCh$ 104,334 in
2019
). In addition, the expenses associated with such investment properties amounted to ThCh$ 64,619 for the year ended as of
December 31, 2021
(ThCh$ 69,533 in
2020
and ThCh$ 67,096 in
2019
).

The market valuation of investment properties exceeds 100% of the book value.

The fair value, of investment property that represent 96% of the carrying amount is ThCh$ 13,189,640.

Management has not detected any evidence of impairment of investment property.

The Company does not maintain any pledge or restriction over investment property items.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Note 21 Other financial liabilities

Debts and financial liabilities classified according to the type of obligation and their classifications in the Consolidated Financial Statements are detailed as follows:

	As of December 31, 2021		As of December 31, 2020
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Bank borrowings (1)	76,169,204	114,492,596	37,754,705	88,151,400
Bonds payable (1)	8,087,630	339,740,414	7,691,023	324,725,456
Derivative financial instruments (2)	411,954	-	4,243,939	-
Derivative hedge liabilities (2)	4,776,623	4,036,833	5,323,640	-
Deposits for return of bottles and containers	11,980,948	-	14,116,167	-
Total	101,426,359	458,269,843	69,129,474	412,876,856
(1)  See
Note 5 – Risk administration
.
(2)  See
Note 7 – Financial instruments
.

The maturities and interest rates of these obligations are detailed as follows:

Current loan and financial obligation

As of
December 31, 2021
:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76.035.409-0	Cervecera Guayacán SpA.	Chile	97.004.000-5	Banco de Chile	Chile	UF	1,421	4,264	5,685	Monthly	3.39
76.035.409-0	Cervecera Guayacán SpA.	Chile	97.004.000-5	Banco de Chile	Chile	UF	2,177	6,530	8,707	Monthly	5.65
76.337.371-1	Bebidas CCU-PepsiCo SpA.	Chile	97.018.000-1	Scotiabank Chile	Chile	CLP	-	8,179	8,179	At maturity	3.20
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	40,378,831	40,378,831	At maturity	4.56
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	CLP	-	639,083	639,083	At maturity	5.70
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	USD	-	11,896,096	11,896,096	At maturity	3.64
99.586.280-8	Compañía Pisquera de Chile S.A.	Chile	97.030.000-7	Banco del Estado de Chile	Chile	CLP	326,560	16,000,000	16,326,560	At maturity	4.68
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	-	2,020,163	2,020,163	At maturity	2.20
96.981.310-6	Cervecería Kunstmann S.A.	Chile	97.030.000-7	Banco del Estado de Chile	Chile	CLP	-	6,313	6,313	At maturity	1.60
96.981.310-6	Cervecería Kunstmann S.A.	Chile	97.030.000-7	Banco del Estado de Chile	Chile	CLP	-	3,422	3,422	At maturity	1.60
96.981.310-6	Cervecería Kunstmann S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	CLP	-	1,664,071	1,664,071	Semiannual	3.45
96.981.310-6	Cervecería Kunstmann S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	CLP	28,566	-	28,566	At maturity	3.95
0-E	Finca La Celia S.A.	Argentina	0-E	Macro	Argentina	USD	-	255,163	255,163	At maturity	5.50
0-E	Finca La Celia S.A.	Argentina	0-E	Galicia	Argentina	USD	-	254,034	254,034	At maturity	4.75
0-E	Finca La Celia S.A.	Argentina	0-E	Patagonia	Argentina	ARS	1,345,109	-	1,345,109	Daily	37.50
0-E	Finca La Celia S.A.	Argentina	0-E	Bbva	Argentina	ARS	537,105	-	537,105	Daily	38.00
0-E	Finca La Celia S.A.	Argentina	0-E	Macro	Argentina	ARS	246,587	-	246,587	Daily	38.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	39,084	-	39,084	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	68,671	-	68,671	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	21,498	416,277	437,775	Semiannual	5.95
Total							2,616,778	73,552,426	76,169,204
(*)
The amount based on the undiscounted contractual flows is found in
Note 5 – Risk administration
.

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bonds payable
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond H	573 23/03/2009	Chile	UF	582,445	5,619,575	6,202,020	Semiannual	4.25
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond J	898 28/06/2018	Chile	UF	1,042,130	3,258	1,045,388	Semiannual	2.90
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond L	897 28/06/2018	Chile	UF	50,459	240,984	291,443	Semiannual	1.20
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond M	898 28/06/2018	Chile	UF	55,622	246,436	302,058	Semiannual	1.60
91,041,000-8	Viña San Pedro Tarapacá S.A. (2)	Chile	Bond D	986 12/12/2019	Chile	UF	89,699	157,022	246,721	Semiannual	1.00
Total							1,820,355	6,267,275	8,087,630
(
1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement.
Note 7 – Financial instruments
.
(2
) This obligation is partially hedged by a Cross Currency Interest Rate Swap agreement.
Note 7 – Financial instruments
.
(*)
The amount based on the undiscounted contractual flows is found in
Note 5 – Risk administration
.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

As of
December 31, 2020
:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76.035.409-0	Cervecera Guayacán SpA.	Chile	76.645.030-K	Banco Itaú Corpbanca	Chile	UF	1,357	4,071	5,428	Monthly	4.87
76.337.371-1	Bebidas CCU-PepsiCo SpA.	Chile	97.018.000-1	Scotiabank Chile	Chile	CLP	8,179	-	8,179	At maturity	3.20
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	97.030.000-7	Banco del Estado de Chile	Chile	CLP	-	324,308	324,308	At maturity	4.56
91.041.000-8	Viña San Pedro Tarapacá S.A.	Chile	97.030.000-7	Banco del Estado de Chile	Chile	CLP	-	10,926,400	10,926,400	At maturity	2.20
91.041.000-8	Viña San Pedro Tarapacá S.A.	Chile	76.645.030-K	Banco Itaú Corpbanca	Chile	USD	-	42,899	42,899	At maturity	3.64
91.041.000-8	Viña San Pedro Tarapacá S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	USD	-	10,796,220	10,796,220	At maturity	1.98
91.041.000-8	Viña San Pedro Tarapacá S.A. (1)	Chile	97.018.000-1	Scotiabank Chile	Chile	USD	3,650	8,247,020	8,250,670	At maturity	1.20
96.981.310-6	Cervecería Kunstmann S.A.	Chile	97.004.000-5	Banco de Chile	Chile	CLP	44,827	2,000,000	2,044,827	At maturity	4.92
96.981.310-6	Cervecería Kunstmann S.A.	Chile	76.645.030-K	Banco Itaú Corpbanca	Chile	CLP	-	2,014,896	2,014,896	At maturity	3.83
96.981.310-6	Cervecería Kunstmann S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	CLP	-	1,008,444	1,008,444	At maturity	4.00
96.981.310-6	Cervecería Kunstmann S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	CLP	-	1,667,569	1,667,569	Semiannual	3.45
96.981.310-6	Cervecería Kunstmann S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	CLP	28,661	-	28,661	At maturity	3.95
99.586.280-8	Compañía Pisquera de Chile S.A.	Chile	97.030.000-7	Banco del Estado de Chile	Chile	CLP	326,560	-	326,560	At maturity	4.68
0-E	Sáenz Briones & Cía. S.A.I.C.	Argentina	0-E	Banco Citibank	Argentina	ARS	966	-	966	At maturity	34.75
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	61,176	-	61,176	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	35,693	-	35,693	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	8,821	-	8,821	Semiannual	5.95
0-E	Milotur S.A.	Uruguay	0-E	Banco Itaú	Uruguay	UI	202,988	-	202,988	Monthly	4.80
Total							722,878	37,031,827	37,754,705
(
1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement.
Note 7 – Financial instruments
.
(*)
The amount based on the undiscounted contractual flows is found in
Note 5 – Risk administration
.

Debtor Tax ID	Company	De btor country	Registration	ID No. Instrument	Creditor country	Currency	Maturity (*)
							0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bonds payable
90.413.000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond H	573 23/03/2009	Chile	UF	3,260,702	2,625,046	5,885,748	Semiannual	4.25
90.413.000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond J	898 28/06/2018	Chile	UF	976,885	3,482	980,367	Semiannual	2.90
90.413.000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond L	897 28/06/2018	Chile	UF	52,828	247,413	300,241	Semiannual	1.20
90.413.000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond M	898 28/06/2018	Chile	UF	52,355	236,335	288,690	Semiannual	1.60
91.041.000-8	Viña San Pedro Tarapacá S.A.	Chile	Bond D	986 12/12/2019	Chile	UF	49,346	186,631	235,977	Semiannual	1.00
Total							4,392,116	3,298,907	7,691,023
(
1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement.
Note 7 – Financial instruments
.
(*)
The amount based on the undiscounted contractual flows is found in
Note 5 – Risk administration
.

Non-current loan and financial obligation

As of
December 31, 2021
:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76.035.409-0	Cervecera Guayacán SpA.	Chile	97.004.000-5	Banco de Chile	Chile	UF	11,370	11,370	34,210	56,950	Monthly	3.39
76.035.409-0	Cervecera Guayacán SpA.	Chile	97.004.000-5	Banco de Chile	Chile	UF	17,414	17,414	69,268	104,096	Monthly	5.65
76.337.371-1	Bebidas CCU-PepsiCo SpA.	Chile	97.018.000-1	Scotiabank Chile	Chile	CLP	999,642	-	-	999,642	At maturity	3.20
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	CLP	89,872,000	-	-	89,872,000	At maturity	5.70
96.981.310-6	Cervecería Kunstmann S.A.	Chile	97.030.000-7	Banco del Estado de Chile	Chile	CLP	2,000,000	-	-	2,000,000	At maturity	1.60
96.981.310-6	Cervecería Kunstmann S.A.	Chile	97.030.000-7	Banco del Estado de Chile	Chile	CLP	1,000,000	-	-	1,000,000	At maturity	1.60
96.981.310-6	Cervecería Kunstmann S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	CLP	3,299,984	1,651,429	-	4,951,413	Semiannual	3.45
96.981.310-6	Cervecería Kunstmann S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	CLP	-	2,986,511	-	2,986,511	At maturity	3.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	1,012,802	1,350,402	1,799,565	4,162,769	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	3,134,706	4,179,607	1,044,902	8,359,215	Quarterly	5.00
Total							101,347,918	10,196,733	2,947,945	114,492,596
(*)
The amount based on the undiscounted contractual flows is found in
Note 5 – Risk administration
.

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bonds payable
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond H	573 23/03/2009	Chile	UF	11,228,960	11,228,960	19,656,626	42,114,546	Semiannual	4.25
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond J	898 28/06/2018	Chile	UF	8,690	8,690	93,059,342	93,076,722	Semiannual	2.90
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond L	897 28/06/2018	Chile	UF	403,668	46,891,278	46,588,059	93,883,005	Semiannual	1.20
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond M	898 28/06/2018	Chile	UF	444,974	444,974	62,771,570	63,661,518	Semiannual	1.60
91,041,000-8	Viña San Pedro Tarapacá S.A. (2)	Chile	Bond D	986 12/12/2019	Chile	UF	418,726	46,585,897	-	47,004,623	Semiannual	1.00
Total							12,505,018	105,159,799	222,075,597	339,740,414
(
1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement.
Note 7 – Financial instruments
.
(2
) This obligation is partially hedged by a Cross Currency Interest Rate Swap agreement.
Note 7 – Financial instruments
.
(*)
The amount based on the undiscounted contractual flows is found in
Note 5 – Risk administration
.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

As of
December 31, 2020
:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76.035.409-0	Cervecera Guayacán SpA.	Chile	76.645.030-K	Banco Itaú Corpbanca	Chile	UF	10,856	10,856	36,172	57,884	Monthly	4.87
76.337.371-1	Bebidas CCU-PepsiCo SpA.	Chile	97.018.000-1	Scotiabank Chile	Chile	CLP	997,111	-	-	997,111	At maturity	3.20
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	97.030.000-7	Banco del Estado de Chile	Chile	CLP	39,978,565	-	-	39,978,565	At maturity	4.56
91.041.000-8	Viña San Pedro Tarapacá S.A.	Chile	76.645.030-K	Banco Itaú Corpbanca	Chile	USD	9,945,156	-	-	9,945,156	At maturity	3.64
96.981.310-6	Cervecería Kunstmann S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	CLP	3,300,000	3,301,389	-	6,601,389	Semiannual	3.45
96.981.310-6	Cervecería Kunstmann S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	CLP	-	2,980,819	-	2,980,819	At maturity	3.95
99.586.280-8	Compañía Pisquera de Chile S.A.	Chile	97.030.000-7	Banco del Estado de Chile	Chile	CLP	16,000,000	-	-	16,000,000	At maturity	4.68
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	985,409	1,751,838	766,429	3,503,676	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	2,638,387	4,397,310	-	7,035,697	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	1,051,103	-	-	1,051,103	Semiannual	5.95
Total							74,906,587	12,442,212	802,601	88,151,400
(*) The amount based on the undiscounted contractual flows is found in
Note 5 – Risk administration.

							Mat urity (*)
Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bonds payable
90.413.000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond H	573 23/03/2009	Chile	UF	10,529,882	10,539,626	23,754,354	44,823,862	Semiannual	4.25
90.413.000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond J	898 28/06/2018	Chile	UF	9,244	9,255	87,292,422	87,310,921	Semiannual	2.90
90.413.000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond L	897 28/06/2018	Chile	UF	428,496	44,034,575	43,908,966	88,372,037	Semiannual	1.20
90.413.000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond M	898 28/06/2018	Chile	UF	424,658	425,238	59,078,988	59,928,884	Semiannual	1.60
91.041.000-8	Viña San Pedro Tarapacá S.A.	Chile	Bond D	986 12/12/2019	Chile	UF	417,245	43,872,507	-	44,289,752	Semiannual	1.00
Total							11,809,525	98,881,201	214,034,730	324,725,456
(
1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement.
Note 7 - Financial instruments
.
(*)
The amount based on the undiscounted contractual flows is found in
Note 5 - Risk administration
.

Details of the fair value of bank borrowings, financial leases obligations and bonds payable are described in
Note 7 -Financial instruments
.

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

Debts and financial liabilities are stated in several currencies and accrue fixed and variable interest rates. These obligations classified by currency and interest type (excluding the effect of cross currency interest rate swap agreements) are detailed as follows:

	As of December 31, 2021		As of December 31, 2020
	Fixed Interest Rate	Variable Interest Rate	Fixed Interest Rate	Variable Interest Rate
	ThCh$	ThCh$	ThCh$	ThCh$
US Dollar	12,405,293	-	20,784,275	8,250,670
Chilean Pesos	162,884,754	-	84,907,728	-
Argentinean Pesos	2,128,801	-	966	-
Unidades de Fomento (*)	348,003,482	-	332,479,791	-
Unidad indexada (**)	-	-	202,988	-
Bolivian	13,067,514	-	11,696,166	-
Total	538,489,844	-	450,071,914	8,250,670
(*) The Unidad de Fomento (UF) is a Chilean inflation-indexed, Chilean peso-denominated monetary unit. The UF rate us set daily in advance based on changes in the previous month’s inflation rate.
(**) The unidad Indexada (UI) is an Uruguayan inflation-indexed, Uruguayan peso-denominated monetary unit. The UI rate is set daily in advance based on changes in the previous month’s inflation rate.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

The terms and conditions of the main interest accruing obligations as of
December 31, 2021
, are detailed as follows:

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

This obligation is subject to certain reporting obligations in addition to complying with the following financial ratios, which will be measured on the half-yearly financial statements of CPCh :

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

As of December 31, 2021 , the Subsidiary and CCU were in compliance with the financial covenants.

b)
On October 15, 2014, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco del Estado de Chile for a total of UF 380,000 (equivalent to ThCh$ 9,206,290) maturing on October 15, 2019.

On October 15, 2019 the subsidiary Viña San Pedro Tarapacá S.A. renegotiated this loan, by an amount of ThCh$ 10,664,833, at a fixed interest rate maturing on April 10, 2020.

On April 13, 2020, the subsidiary Viña San Pedro Tarapacá S.A. renegotiated this loan by an amount of ThCh$ 10,664,833, at a fixed interest rate maturing on April 13, 2021.

The subsidiary amortizes interest and capital in a single payment at the end of the established term.

On April 13, 2021, the loan was fully paid.

c)	On July 15, 2015, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 4,000,000, at a fixed interest rate maturing on July 14, 2020.

The	subsidiary amortizes interest and capital monthly until the end of the established term.

On	July 14, 2020 this loan was paid.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

d)	On April 16, 2021, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 1,000,000, at a fixed interest rate maturing on April 17, 2023.
The	subsidiary amortizes interest semi-annually and principal in a single payment at the end of the established term.
e)	On April 21, 2021, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 2000000, at a fixed interest rate maturing on April 21, 2023.
The	subsidiary amortizes interest semi-annually and principal in a single payment at the end of the established term.
f)	On April 13, 2017, Compañía Cervecerías Unidas S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 40,000,000, at a fixed interest rate, maturing on April 13, 2022.
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

b.
Maintain a Financial Expense Coverage measured at the end of each semester and retroactively for periods of 12 months, not less than 3, calculated as the ratio of Adjusted ORBDA
1
and Finance Costs account. Adjusted ORBDA means ORBDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants and is defined as: (i) the sum of Gross Margin and Other income by function accounts; (ii) less (absolute numbers) Distribution costs, Administrative expenses and Other expenses by function accounts; and (iii) plus (absolute numbers) Depreciation and Amortization recorded on the Note Nature of the costs and expenses.

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

As of December 31, 2020, the Company was in compliance with the financial covenants.

1
ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.
F-100

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Banco de Chile – Bank Loans
a)	On April 20, 2016, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco de Chile for a total of ThCh$ 2,000,000, at a fixed interest rate, maturing on April 20, 2018.
The subsidiary amortizes interest and capital in a single payment at the end of the established term.
On April 20, 2018, the loan was renewed maturing on July 19, 2018.
On July 19, 2018, the loan was renewed maturing on July 19, 2021.
On July 19, 2021, the loan was renewed maturing on July 19, 2022.
b)	On August 25, 2016, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco de Chile for a total of ThCh$ 400,000 at a fixed interest rate maturing on August 24, 2018.
The subsidiary amortizes interest and capital in a single payment at the end of the established term.
On August 24, 2018, the loan was renewed, maturing on August 24, 2020.
On August 24, 2020, this loan was paid.
c)	On July 5, 2021, the subsidiary Cervecera Guayacán SpA. subscribed a bank loan with Banco de Chile for a total of UF 2,110, at a fixed interest rate, maturing on June 5, 2031.
The subsidiary amortizes interest and principal on a monthly basis, with a first payment on August 5, 2021.
d)	On December 17, 2021, the subsidiary Cervecera Guayacán SpA. subscribed a bank loan with Banco de Chile for a total of UF 3,663, at a fixed interest rate, maturing on November 17, 2031.
The subsidiary amortizes interest and principal on a monthly basis, with a first payment on January 17, 2022.
Scotiabank Chile – Bank Loans
a)
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
Note 5 – Risk administration
and
Note 7 – Financial instruments
.
On June 18, 2021, the loan was fully paid.
b)	On April 17, 2019, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Scotiabank Chile for a total of ThCh$ 1,000,000, at a fixed interest rate, maturing on April 16, 2021.
The subsidiary amortizes interest semi-annually and capital amortization consists in a single payment at the end of the established term.
This loan was paid on April 16, 2021.
c)	On December 9, 2019, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Scotiabank Chile for a total of ThCh$ 10,000,000, at a fixed interest rate, maturing on December 9, 2025.
The subsidiary amortizes interest and capital semi-annually with a first payment on June 9, 2020.
F-101

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

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

As of December 31, 2021, the Subsidiary was in compliance with the financial covenants.

d)
On February 18, 2020, the subsidiary Bebidas CCU-PepsiCo SpA. signed a bank loan with Scotiabank for a total of ThCh$ 2,000,000 at a fixed interest rate and maturity on February 18, 2023. The Company recognized the 50% of this loan in accordance with its participation on this joint operation.

The subsidiary amortizes interest semi-annually and capital amortization consists of a single payment at the end of the established term.

e)	On March 17, 2020, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Scotiabank for a total of ThCh$ 3,000,000 at a fixed interest rate and maturity on March 16, 2025.

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

As of December 31, 2021, the Subsidiary was in compliance with the financial covenants.

f)	On October 13, 2021, Compañía Cervecerías Unidas S.A. signed a bank loan with Scotiabank Chile for a total of ThCh$ 90,000,000, at a fixed interest rate, maturing on April 6, 2023.

The Company amortizes interest on a monthly basis and the principal amortization consists of a single payment at the end of the established maturity date.

Banco Itaú Corpbanca – Bank Loans

a)
On April 23, 2019, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Itaú Corpbanca for a total of US$ 14,000,000 (ThCh$ 9,294,740), at a fixed interest rate, maturing on April 22, 2022.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

The subsidiary amortizes interest semi-annually and capital amortization consists in a single payment at the end of the established term.

b)	On April 22, 2019, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco Itaú Corpbanca for a total of ThCh$ 2,000,000, at a fixed interest rate, maturing on April 21, 2021.

The subsidiary amortizes interest semi-annually and capital amortization consists in a single payment at the end of the established term.

On April 21, 2021, the loan was fully paid.

c)	On May 10, 2015, the subsidiary Cervecera Guayacán SpA. entered into a bank loan with Banco Itaú Corpbanca for a total of UF 3,067, at a fixed interest rate, maturing on May 10, 2030.

The subsidiary amortizes interest and principal on a monthly basis, with a first payment on June 10, 2015.

The loan was repaid on July 5, 2021.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

This loan obliges the subsidiary to meet specific requirements and financial covenants related to their Consolidated Financial Statements, which according to agreement of the parties are as follows:

a.
Maintain a capability of repayment measure at the end of each quarter less than or equal to 3, calculated as the financial debt over Adjusted ORBDA
2
.
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

c)

On May 5, 2020, the subsidiary Bebidas Bolivianas BBO S.A. signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 13,720,000 bolivians, at a fixed interest rate and maturing on April 25, 2022.

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

On February 20, 2021, the payment of said loan was made

2
ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.
F-104

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

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

b.
Maintain a Financial Expense Coverage measured at the end of each quarter and retroactively for periods of 12 months, not less than 3, calculated as the ratio of Adjusted ORBDA
3
and Financial Costs account. Adjusted ORBDA means ORBDA as calculated by the Company in accordance with particular debt instruments in order to measure such instruments’ financial covenants and is defined as: (i) the sum of Gross Margin and Other income by function accounts; (ii) less (absolute numbers) Distribution costs, Administrative expenses and Other expenses by function accounts; and (iii) plus (absolute numbers) Depreciation and Amortization recorded on the Note Nature of the cost and expenses.

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

As of
December 31, 2021
, the Company was in compliance with the financial covenants.

3
ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

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

b.
The Issuer must maintain a consolidated financial expense coverage of not less than three times, defined as the ratio between ORBDA
4
and Financial Expenses. ORBDA is the sum of the accounts Gross margin and Other income per function, minus the accounts Distribution expenses, Administrative expenses and Other expenses per function and plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature. Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function. The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of twelve consecutive months prior to the date of the corresponding Consolidated Financial Statements, including the closing month of said Consolidated Financial Statements.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

h.
Not to make investments in instruments issued by "related parties" other than the Company’s Subsidiaries, nor to carry out other operations outside its normal line of business under conditions different from those established in the contract.

The inflation risk associated to the interest rate to which Bond J is exposed is mitigated through the use of cross currency swap contracts, which fix the rate. See details of the Company's hedging in
Note 7 – Financial Instruments.

As of December 31, 2021, the Company was in compliance with the financial covenants.

Series L Bonds – CCU S.A.

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
5
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

c.
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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

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

The inflation risk associated to the interest rate to which Bond L is exposed is mitigated through the use of cross currency swap contracts, which fix the rate. See details of the Company's hedging in
Note 7 – Financial Instruments.
As of
December 31, 2021
, the Company was in compliance with
the financial covenants
.
Series M Bonds – CCU S.A.
On June 28, 2018 under the number 898, CCU S.A. recorded in the Securities Registry the issuance of a 30-years Bonds line. The issuer may issue one or more series of Bonds directed to the market general.
As stated in a complementary public deed, dated June 10, 2020, the Series M Bond has been placed, bearer and dematerialized, for a total of UF 2 million with maturity on June 1, 2030. The Series M bonds will accrue interest at an annual rate of 1.60% per annum on the unpaid principal expressed in Unidades de Fomento, compounded, due, calculated on the basis of equal semesters of 180 days, equivalent to 0.7968% per semester. Interest will accrue as from June 1, 2020, will be paid semi-annually as from December 1, 2020 and principal will be paid at the end of the bond term.
The issue was subscribed with Banco BICE as representative of the bond holders and as paying bank. It requires that the Company complies with the following financial covenants on its Consolidated Financial Statements and other specific requirements:
a.
Ma intain at the end of each quarter a level of Consolidated Net Financial Debt reflected in each of its quarterly Consolidated Financial Statements not greater than 1.5 times, defined as the ratio between Net Financial Debt and Total Adjusted Equity. The Net Financial Debt is defined as the difference between /x/ the unpaid amount of the "Financial Debt", which is the sum of the accounts current and non-current Bank loans, Obligations with the public and Obligations for financial leases, contained in the Note Other financial liabilities, and /y/ the balance of the item Cash and cash equivalents. Total Adjusted Equity is defined as the sum of /x/ Total Equity and /y/ the sum of the accounts Interim Dividends, Dividends provisioned according to policy, as well as all other accounts related to the provision of dividends contained in the Consolidated Statement of Changes in the Issuer's Equity.

b.
The Issuer must maintain a Consolidated Financial Expense Coverage of not less than three times defined as the ratio between ORBDA
6
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

6
ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

c.
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

e.
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

The inflationary risk associated to the interest rate in which this Bond M is exposed is mitigated by the use of cross currency swap contracts, which fix the rate. See details of the Company's hedging in
Note 7 - Financial instruments
.
As of December 31, 2021, the Company was in compliance with the financial covenants.
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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

b.
The Issuer must maintain a Consolidated Financial Expense Coverage of no less than 2.5 times defined as the ratio between ORBDA
7
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

d.
Not to make investments in instruments issued by "related parties" other than the Company’s Subsidiaries, nor to carry out other operations outside its normal line of business, under conditions different from those established in the contract with related parties, and neither carry out other operations outside its normal line of business.

e.	It is obliged to record the provisions that arise from adverse contingencies, which in the opinion of the administration should be referred to in the Consolidated Financial Statements.
The exchange rate risk to which Bond D is exposed is proportionally mitigated through the use of cross currency swap contracts. See detail of the Company's hedging in
Note 7 – Financial Instruments.
As of December
31, 2021
, the subsidiary was in compliance with
the financial covenants
.

7
ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.
F-110

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

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
-
Interest rate used for the measurement of the financial liability: The Company determined the interest rate based on the currency and the term of the lease contracts. The average incremental borrowing interest rate applied to lease liabilities used is 3.17%.

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
F-111

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Right of use assets

The net book value of lands, buildings, machinery, fixtures and accessories, and other property, plant and equipment corresponds to financial lease contracts. The movement for assets by right of use is as follows:

	Land and buildings	Machinery	Fixtures, accessories and other properties, plants and equipment	Total
	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2020
Historic cost	28,320,416	3,105,625	1,516,978	32,943,019
Accumulated depreciation	(4,919,486)	(1,673,525)	(545,887)	(7,138,898)
Book Value	23,400,930	1,432,100	971,091	25,804,121
Additions	1,343,077	2,297,702	1,327,042	4,967,821
Transfers	-	-	(42,913)	(42,913)
Conversion effect historic cost	(694,912)	(754,855)	(19,496)	(1,469,263)
Depreciation (*)	(3,940,998)	(1,136,226)	(734,286)	(5,811,510)
Conversion effect depreciation	318,175	438,803	12,627	769,605
Others increase (decreased) (1)	1,032,591	331,524	32,016	1,396,131
Derecognition of assets due to right of use	(579,026)	-	-	(579,026)
Depreciation of disposals of assets for right of use	44,386	-	-	44,386
Changes	(2,476,707)	1,176,948	574,990	(724,769)
Book Value	20,924,223	2,609,048	1,546,081	25,079,352
As of January 1, 2021
Historic cost	29,484,749	5,304,754	2,793,335	37,582,838
Accumulated depreciation	(8,560,526)	(2,695,706)	(1,247,254)	(12,503,486)
Book Value	20,924,223	2,609,048	1,546,081	25,079,352

As of December 31, 2021
Additions	4,918,674	2,381,913	169,190	7,469,777
Conversion effect historic cost	(52,237)	(95,815)	7,663	(140,389)
Depreciation (*)	(4,592,069)	(2,382,409)	(508,915)	(7,483,393)
Conversion effect depreciation	37,941	49,777	(15,418)	72,300
Others increase (decreased) (1)	1,669,918	1,724,214	(55,796)	3,338,336
Derecognition of assets due to right of use	-	-	(545,706)	(545,706)
Depreciation of disposals of assets for right of use	-	-	545,706	545,706
Changes	1,982,227	1,677,680	(403,276)	3,256,631
Book Value	22,906,450	4,286,728	1,142,805	28,335,983
As of December 31, 2021
Historic cost	34,402,173	10,411,400	1,568,746	46,382,319
Accumulated depreciation	(11,495,723)	(6,124,672)	(425,941)	(18,046,336)
Book Value	22,906,450	4,286,728	1,142,805	28,335,983
(1)	It corresponds mainly to the financial effect of the application of IAS 29 “Financial Information in Hyperinflationary Economies.
(*)	This amount includes ThCh$ 702,895 ( ThCh $ 219,520 in 2020) for depreciation activated by agricultural assets, associated to the cost of sale of wine.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Lease liabilities

Lease libialities that accrue interest classified by type of obligation and by their classification in the Consolidated Statement of Financial Position are the following:

	As of December 31, 2021		As of December 31, 2020
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Leases liabilities (1)	6,152,361	29,009,023	4,934,639	27,200,272
Total	6,152,361	29,009,023	4,934,639	27,200,272
(1)	See Note 5 - Risk administration.

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

The book value, nominal value, and interest rates of these lease liabilities are as follows:

Current lease liabilities

As of December 31, 2021

Lease liabilities at book value:

Debtor Tax ID							Maturity (*)
	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Lease liabilities
79.862.750-3	Transportes CCU Limitada	Chile	97.030.000-7	Banco del Estado de Chile	Chile	UF	39,035	119,031	158,066	Monthly	2.14
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	99.012.000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	109,227	333,423	442,650	Monthly	3.95
Subtotal							148,262	452,454	600,716
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	252,247	413,615	665,862	Monthly	4.01
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	29,985	89,956	119,941	Monthly	1.48
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	651,005	1,876,663	2,527,668	Monthly	1.28
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	163,500	490,494	653,994	Monthly	3.84
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	42,018	116,631	158,649	Monthly	56.00
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	331,849	995,551	1,327,400	Monthly	10.00
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	27,294	70,837	98,131	Monthly	10.02
Subtotal (leases IFRS )							1,497,898	4,053,747	5,551,645
Total							1,646,160	4,506,201	6,152,361
(*)
The amount based on the undiscounted contractual flows is found in
Note 5 – Risk administration
.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Lease liabilities at nominal value:

							Maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization
							ThCh$	ThCh$	ThCh$
Lease liabilities
79.862.750-3	Transportes CCU Limitada	Chile	97.030.000-7	Banco del Estado de Chile	Chile	UF	44,628	132,494	177,122	Monthly
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	99.012.000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	255,151	765,452	1,020,603	Monthly
Subtotal							299,779	897,946	1,197,725
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	300,411	481,610	782,021	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	30,978	92,933	123,911	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	636,959	1,843,058	2,480,017	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	193,593	580,778	774,371	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	78,072	215,497	293,569	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	394,253	1,183,604	1,577,857	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	25,556	76,668	102,224	Monthly
Subtotal (leases IFRS )							1,659,822	4,474,148	6,133,970
Total							1,959,601	5,372,094	7,331,695

As of December 31, 2020

Lease liabilities at book value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Financial leases obligations
79.862.750-3	Transportes CCU Limitada	Chile	97.030.000-7	Banco del Estado de Chile	Chile	UF	23,155	69,637	92,792	Monthly	2.14
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	99.012.000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	98,975	302,102	401,077	Monthly	3.95
Subtotal							122,130	371,739	493,869
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	197,593	561,775	759,368	Monthly	4.81
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	26,518	79,554	106,072	Monthly	1.00
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	535,711	1,534,451	2,070,162	Monthly	2.03
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	134,975	404,922	539,897	Monthly	3.94
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	58,040	77,662	135,702	Monthly	62.00
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	279,758	501,856	781,614	Monthly	10.00
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UI	8,960	11,947	20,907	Monthly	5.00
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	10,143	16,905	27,048	Monthly	13.00
Subtotal (leases IFRS )							1,251,698	3,189,072	4,440,770
Total							1,373,828	3,560,811	4,934,639
(*)
The amount based on the undiscounted contractual flows is found in
Note 5 – Risk administration
.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Non-current lease liabilities

As of December 31, 2021

Lease liabilities at book value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Lease liabilities
79.862.750-3	CCU and subsidiaries	Chile	97.030.000-7	Suppliers of PPE	Chile	UF	261,722	119,659	-	381,381	Monthly	2.14
90.413.000-1	CCU and subsidiaries	Chile	99.012.000-5	Suppliers of PPE	Chile	UF	932,941	1,000,792	16,507,833	18,441,566	Monthly	3.95
Subtotal							1,194,663	1,120,451	16,507,833	18,822,947
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	277,646	-	-	277,646	Monthly	4.01
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	59,971	-	-	59,971	Monthly	1.48
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	3,337,057	925,258	278,559	4,540,874	Monthly	1.28
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	998,760	447,091	1,461,761	2,907,612	Monthly	3.84
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	217,856	-	-	217,856	Monthly	56.00
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	1,994,342	-	-	1,994,342	Monthly	10.00
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	144,630	43,145	-	187,775	Monthly	10.02
Subtotal (leases IFRS )							7,030,262	1,415,494	1,740,320	10,186,076
Total							8,224,925	2,535,945	18,248,153	29,009,023
(*)
The amount based on the undiscounted contractual flows is found in
Note 5 – Risk administration
.

Lease liabilities at nominal value:

							Maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization
							ThCh$	ThCh$	ThCh$	ThCh$
Lease liabilities
79.862.750-3	Transportes CCU Limitada	Chile	97.030.000-7	Banco del Estado de Chile	Chile	UF	283,368	125,536	-	408,904	Monthly
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	99.012.000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	2,041,204	2,041,204	21,602,745	25,685,153	Monthly
Subtotal							2,324,572	2,166,740	21,602,745	26,094,057
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	373,997	-	-	373,997	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	72,281	-	-	72,281	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	3,369,640	1,079,613	365,886	4,815,139	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	1,229,739	624,745	2,233,383	4,087,867	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	360,458	-	-	360,458	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	2,396,449	-	-	2,396,449	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	182,897	56,358	-	239,255	Monthly
Subtotal (leases IFRS )							7,985,461	1,760,716	2,599,269	12,345,446
Total							10,310,033	3,927,456	24,202,014	38,439,503

As of December 31, 2020

Lease liabilities at book value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Financial leases obligations
79.862.750-3	Transportes CCU Limitada	Chile	97.030.000-7	Banco del Estado de Chile	Chile	UF	191,204	32,662	-	223,866	Monthly	2.14
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	99.012.000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	845,112	906,295	15,962,034	17,713,441	Monthly	3.95
Subtotal							1,036,316	938,957	15,962,034	17,937,307
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	502,315	43,817	26,094	572,226	Monthly	4.81
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	167,947	-	-	167,947	Monthly	1.00
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	2,493,765	1,608,717	473,824	4,576,306	Monthly	1.98
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	1,079,794	556,392	1,372,711	3,008,897	Monthly	3.94
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	64,341	9,357	-	73,698	Monthly	62.00
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	616,287	247,604	-	863,891	Monthly	10.00
Subtotal (leases IFRS )							4,924,449	2,465,887	1,872,629	9,262,965
Total							5,960,765	3,404,844	17,834,663	27,200,272
(*)
The amount based on the undiscounted contractual flows is found in
Note 5 – Risk administration
.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Lease liabilities at nominal value:

							Maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization
							ThCh$	ThCh$	ThCh$	ThCh$
Financial leases obligations
79.862.750-3	Transportes CCU Limitada	Chile	97.030.000-7	Banco del Estado de Chile	Chile	UF	196,838	32,806	-	229,644	Monthly
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	99.012.000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	1,914,654	1,914,654	21,220,756	25,050,064	Monthly
Subtotal							2,111,492	1,947,460	21,220,756	25,279,708
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	578,028	53,824	32,356	664,208	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	179,287	-	-	179,287	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	2,611,279	1,684,219	608,186	4,903,684	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	1,303,520	706,361	2,082,508	4,092,389	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	145,946	24,101	-	170,047	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	758,240	308,841	-	1,067,081	Monthly
Subtotal (leases IFRS )							5,576,300	2,777,346	2,723,050	11,076,696
Total							7,687,792	4,724,806	23,943,806	36,356,404

Below is the detail of future payments and the value of lease liabilities:

	As of December 31, 2021
	Gross Amount	Interest	Value
	ThCh$	ThCh$	ThCh$
0 to 3 months	1,959,601	313,441	1,646,160
3 months to 1 year	5,372,094	865,893	4,506,201
Over 1 year to 3 years	10,310,033	2,085,108	8,224,925
Over 3 years to 5 years	3,927,456	1,391,511	2,535,945
Over 5 years	24,202,014	5,953,861	18,248,153
Total	45,771,198	10,609,814	35,161,384

	As of December 31, 2020
	Gross Amount	Interest	Value
	ThCh$	ThCh$	ThCh$
0 to 3 months	1,689,539	315,711	1,373,828
3 months to 1 year	4,415,461	854,650	3,560,811
Over 1 year to 3 years	7,687,792	1,727,027	5,960,765
Over 3 years to 5 years	4,724,806	1,319,962	3,404,844
Over 5 years	23,943,806	6,109,143	17,834,663
Total	42,461,404	10,326,493	32,134,911

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

D)	Reconciliation of liabilities arising from financing activities
	As of December 31, 2020	Flows			Accrual of interest	Change in foreign currency and unit per adjustment	Increase through new leases	Others	As of December 31, 2021
		Payments		Acquisitions
		Principal	Interest
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities
Current
Bank borrowings	37,754,705	(40,651,624)	(5,617,084)	7,274,374	6,543,909	2,102,807	-	68,762,117	76,169,204
Bond payable	7,691,023	(5,399,347)	(7,143,086)	-	6,324,080	532,802	-	6,082,158	8,087,630
Lease liabilities	4,934,639	(7,630,800)	(892,619)	-	1,511,877	712,833	2,651,448	4,864,983	6,152,361
Total others financial liabilities current	50,380,367	(53,681,771)	(13,652,789)	7,274,374	14,379,866	3,348,442	2,651,448	79,709,258	90,409,195
Non-current
Bank borrowings	88,151,400	-	-	92,951,539	-	35,046	-	(66,645,389)	114,492,596
Bond payable	324,725,456	-	-	-	-	21,146,340	-	(6,131,382)	339,740,414
Lease liabilities	27,200,272	-	-	-	-	2,014,722	5,117,917	(5,323,888)	29,009,023
Total others financial liabilities non-current	440,077,128	-	-	92,951,539	-	23,196,108	5,117,917	(78,100,659)	483,242,033
Total Other financial liabilities	490,457,495	(53,681,771)	(13,652,789)	100,225,913	14,379,866	26,544,550	7,769,365	1,608,599	573,651,228

	As of December 31, 2019	Flows			Accrual of interest	Change in foreign currency and unit per adjustment	Increase through new leases	Others	As of December 31, 2020
		Payments		Acquisitions
		Principal	Interest
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities
Current
Bank borrowings	42,447,438	(90,753,059)	(6,116,509)	72,550,018	6,383,609	(1,118,009)	-	14,361,217	37,754,705
Bond payable	6,744,739	(5,203,248)	(5,906,271)	-	5,714,816	138,255	-	6,202,732	7,691,023
Lease liabilities	4,857,097	(6,857,420)	(641,630)	-	1,257,888	917,429	1,883,967	3,517,308	4,934,639
Total others financial liabilities current	54,049,274	(102,813,727)	(12,664,410)	72,550,018	13,356,313	(62,325)	1,883,967	24,081,257	50,380,367
Non-current
Bank borrowings	99,749,082	-	-	5,559,469	-	307,292	-	(17,464,443)	88,151,400
Bond payable	133,806,947	-	-	191,227,020	-	5,894,221	-	(6,202,732)	324,725,456
Lease liabilities	28,213,259	-	-	-	-	479,576	3,083,854	(4,576,417)	27,200,272
Total others financial liabilities non-current	261,769,288	-	-	196,786,489	-	6,681,089	3,083,854	(28,243,592)	440,077,128
Total Other financial liabilities	315,818,562	(102,813,727)	(12,664,410)	269,336,507	13,356,313	6,618,764	4,967,821	(4,162,335)	490,457,495

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

	As of December 31, 2018	Flows			Accrual of interest	Change in foreign currency and unit per adjustment	Increase through new leases	Others	As of December 31, 2019
		Payments		Acquisitions
		Principal	Interest
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		ThCh$	ThCh$
Other financial liabilities
Current
Bank borrowings	38,160,178	(24,502,019)	(12,402,773)	25,347,785	12,639,856	532,163	-	2,672,248	42,447,438
Bond payable	4,081,175	(2,547,487)	(4,734,806)	-	4,758,356	66,887	-	5,120,614	6,744,739
Lease liabilities	365,972	(6,416,902)	(727,334)	-	1,334,118	1,421,871	7,267,645	1,611,727	4,857,097
Total others financial liabilities current	42,607,325	(33,466,408)	(17,864,913)	25,347,785	18,732,330	2,020,921	7,267,645	9,404,589	54,049,274
Non-current
Bank borrowings	75,200,804	-	-	25,641,701	-	2,105,680	-	(3,199,103)	99,749,082
Bond payable	135,281,303	-	-	-	-	3,646,258	-	(5,120,614)	133,806,947
Lease liabilities	17,546,162	-	-	-	-	464,448	11,816,542	(1,613,893)	28,213,259
Total others financial liabilities non-current	228,028,269	-	-	25,641,701	-	6,216,386	11,816,542	(9,933,610)	261,769,288
Total Other financial liabilities	270,635,594	(33,466,408)	(17,864,913)	50,989,486	18,732,330	8,237,307	19,084,187	(529,021)	315,818,562

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Note 23 Trade and other payables

Trade and other payables are detailed as follow
s
:

	As of December 31, 2021		As of December 31, 2020
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Suppliers	438,852,587	-	256,222,794	-
Notes payable	1,118,474	29,457	2,074,300	19,875
Trade an other current payables	439,971,061	29,457	258,297,094	19,875
Withholdings payable	75,551,668	-	66,223,983	-
Trade accounts payable withholdings	75,551,668	-	66,223,983	-
Total	515,522,729	29,457	324,521,077	19,875

Note 24 Other p
rovisions

Provisions recorded in the consolidated statement of financial position are detailed as follows:

	As of December 31, 2021		As of December 31, 2020
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Litigation	244,630	331,957	179,521	358,867
Others	2,300,343	119,122	2,804,997	129,598
Total	2,544,973	451,079	2,984,518	488,465

The changes in provisions are detailed as follows:

	Litigation (1)	Others	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2020	561,378	3,011,513	3,572,891
As of December 31, 2020
Incorporated	394,408	3,917	398,325
Used	(198,291)	(42,170)	(240,461)
Released	(53,597)	(3,954)	(57,551)
Conversion effect	(165,510)	(34,711)	(200,221)
Changes	(22,990)	(76,918)	(99,908)
As of December 31, 2020	538,388	2,934,595	3,472,983
As of December 31, 2021
Incorporated	453,743	206,154	659,897
Used	(381,509)	(710,808)	(1,092,317)
Released	(21,000)	(25,415)	(46,415)
Conversion effect	(13,035)	14,939	1,904
Changes	38,199	(515,130)	(476,931)
As of December 31, 2021	576,587	2,419,465	2,996,052
(1)	See Note 35 - Contingencies and commitments .

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

The maturities of provisions at
December 31, 2021
, are detailed as follow
s
:

	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$
Less than one year	244,630	2,300,343	2,544,973
Between two and five years	221,962	119,122	341,084
Over five years	109,995	-	109,995
Total	576,587	2,419,465	2,996,052

The maturities of provisions at
December 31, 2020
, are detailed as follows:

	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$
Less than one year	179,521	2,804,997	2,984,518
Between two and five years	219,629	129,598	349,227
Over five years	139,238	-	139,238
Total	538,388	2,934,595	3,472,983

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

Significant litigation proceedings which the Company is exposed to at a consolidated level are detailed in
Note 35 - Contingencies and commitments
.

Management believes that based on the development of such proceedings to date, the provisions established on a case by case basis are adequate to cover the possible adverse effects that could arise from these proceedings.

Note 25 Income taxes

Tax receivables

Taxes receivables are detailed as follows:

	As of December 31, 2021	As of December 31, 2020
	ThCh$	ThCh$
Refundable tax previous year	2,114,087	3,911,803
Argentinean tax credits	758,387	3,200,454
Monthly provisions	14,752,325	3,498,109
Payment of absorbed profit provision	7,484,691	1,154
Other credits	953,366	253,827
Total	26,062,856	10,865,347

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Non-current tax receivables

Tax receivables are detailed as follows:

	As of December 31, 2021	As of December 31, 2020
	ThCh$	ThCh$
Others (1)	3,094	3,236
Total	3,094	3,236
(1)	Corresponds to the minimum presumed income tax of Argentine subsidiaries, whose recovery period is estimated to be more than one year.

Current tax
liabilities

Tax payables are detailed as follows:

	As of December 31, 2021	As of December 31, 2020
	ThCh$	ThCh$
Chilean Tax income (expense)	21,256,053	12,798,390
Monthly provisional payments	12,699,115	7,554,292
Chilean unique taxes	66,617	64,561
Other	1,045,007	833,979
Total	35,066,792	21,251,222

Tax expense

The income tax and deferred tax expense for the years ended as of December 31, 2021, 2020 and 2019, are detailed as follows:

	For the years ended as of December 31,
	2021	2020	2019
	ThCh$	ThCh$	ThCh$
Income as per deferred tax related to the origin and reversal of temporary differences	13,622,576	6,881,063	(8,160,347)
Prior year adjustments	487,424	1,574,181	(1,390,633)
Effect of change in tax rates	(374,389)	-	-
Tax loss benefits	(2,447,694)	5,474,838	11,804,310
Total deferred tax expense	11,287,917	13,930,082	2,253,330
Current tax expense	(95,200,176)	(48,572,545)	(43,516,068)
Prior period adjustments	1,282,486	(765,957)	1,286,824
Total (expenses) income for current taxes	(93,917,690)	(49,338,502)	(42,229,244)
(Loss) Income from income tax	(82,629,773)	(35,408,420)	(39,975,914)

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Deferred taxes related to items charged or credited directly to the Consolidated Statement of Comprehensive Income are detailed as follows:

	For the years ended as of December 31,
	2021	2020	2019
	ThCh$	ThCh$	ThCh$
Net income from cash flow hedge	(585,430)	(1,098,591)	(93,416)
Actuarial gains and losses deriving from defined benefit plans	(1,444,133)	488,246	1,107,699
Charge to equity	(2,029,563)	(610,345)	1,014,283

Effective Rate

The Company’s income tax expense as of
December 31, 2021, 2020 and 2019
represents
27.35%
, 24.67% and 21.54%, respectively of income before taxes. The following is reconciliation between such effective tax rate and the statutory tax rate valid in Chile.

	For the years ended as of December 31,
	2021		2020		2019
	ThCh$	Rate %	ThCh$	Rate %	ThCh$	Rate %
Income before taxes	301,680,454		143,603,276		185,621,574
Income tax using the statutory rate	(81,453,723)	27.00	(38,772,885)	27.00	(50,117,825)	27.00
Adjustments to reach the effective rate
Tax effect of permanent differences, net	5,195,230	(1.70)	6,626,165	(4.61)	9,105,693	(4.91)
Effect of change in tax rate	(374,389)	0.12	-	-	-	-
Derecognition of deferred tax assets not recoverable	(4,158,316)	1.35	(3,529,795)	2.46	-	-
Effect of tax rates in foreign subsidiaries	(3,608,485)	1.16	(540,129)	0.38	1,140,027	(0.61)
Prior year adjustments	1,769,910	(0.58)	808,224	(0.56)	(103,809)	0.06
Income tax as reported	(82,629,773)	27.35	(35,408,420)	24.67	(39,975,914)	21.54

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Deferred taxes

Deferred tax assets and liabilities included in the Consolidated Financial Statements are detailed as follows:

	As of December 31, 2021	As of December 31, 2020
	ThCh$	ThCh$
Deferred taxes assets
Accounts receivable impairment provision	1,526,101	1,435,200
Other non-tax expenses	17,623,677	14,468,076
Benefits to staff	4,175,349	4,538,995
Inventory impairment provision	871,754	997,834
Severance indemnity	9,209,019	10,700,542
Inventory valuation	5,777,024	2,738,985
Intangibles	466,924	318,970
Other assets	27,381,615	17,632,929
Tax loss carryforwards	11,658,387	16,521,177
Subtotal by deferred tax assets	78,689,850	69,352,708
Deferred tax liabilities offset	(48,118,631)	(18,307,996)
Total assets from deferred taxes	30,571,219	51,044,712

Deferred taxes liabilities
Property, plant and equipment depreciation	88,073,083	79,553,048
Agricultural operation expenses	7,553,603	6,143,794
Manufacturing indirect activation costs	7,104,468	5,948,931
Intangibles	23,053,494	18,499,476
Land	27,899,218	24,468,597
Other liabilities	12,520,436	2,424,096
Subtotal by deferred tax liabilities	166,204,302	137,037,942
Deferred tax assets offset	(48,118,631)	(18,307,996)
Total liabilities from deferred taxes	118,085,671	118,729,946
Total	(87,514,452)	(67,685,234)

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Changes in deferred tax assets are detailed as follows:

Analysis of the deferred tax movement during the year	ThCh$
As of January 1, 2020	(77,053,910)
Deferred taxes related to credited items (charged) directly to equity (1)	(8,731,785)
Deferred taxes from tax loss absorption	13,930,082
Conversion effect	4,231,830
Deferred taxes against equity	488,246
Deferred taxes from business combinations	(549,697)
Changes	9,368,676
As of December 31, 2020	(67,685,234)

As of January 1, 2021
Deferred taxes related to credited items (charged) directly to equity (1)	(22,236,159)
Deferred Tax Losses Tax absorption	(7,485,845)
Deferred taxes from tax loss absorption	11,287,917
Conversion effect	49,002
Deferred taxes against equity	(1,444,133)
Changes	(19,829,218)
As of December 31, 2021	(87,514,452)
(1)	Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies.

In Argentina a Tax Reform No. 27,430 was approved by the government, which, amongst other measures, increase
s
 the excise tax on several beverages, including beer from 8% to 14% on the producer price, that applies as of March 1st, 2018, and also gradually reduces for the reporting year 2018 the corporate income tax rate from 35% to 25% (30% for the year 2018 and 2019, and 25% as the year 2020). The effects as of December 31st, 2017 were recognized, without affecting significantly the Consolidated Financial Statements. Additionally, on earnings distributed as dividends a retention will apply that will gradually increase from 0% to 13% (7% for the year 2018 and 2019, and 13% as the year 2020), applicable as of the reporting results 2018.

On December 21, 2019, the law
No.
27,541 called the “Law of Social Solidarity and Productive Reactivation in the Public Emergency" which modifies some articles of law
No.
27,430 was enacted. It mainly postpones one more year (for the year 2020) the increase of the income tax rate of 30% and the withholding tax rate on dividends of 7%, setting up the income tax rate in 25% and the withholding tax rate in 13% on dividends from the year 2021.

On June 16, 2021, Law
No.
27,630 was enacted, which again modifies the income tax rates for fiscal years beginning on or after January 1, 2021. The application of this new law did not have significant effects on these financial statements.

The companies will determine the amount of the tax using the following scale:

Net cumulative taxable income		Will pay ARS $	Plus % of	On the excess of ARS $
More than ARS $	To ARS $
-	5,000,000	-	25%	-
5,000,000	50,000,000	1,250,000	30%	5,000,000
50,000,000	From now on	14,750,000	35%	50,000,000

The withholding rate for dividend payments is maintained at 7%.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

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

As of
December 31, 2021 and 2020
, the total staff benefits recorded in the Consolidated Statement of Financial Position is detailed as follows:

Employees’ Benefits	As of December 31, 2021		As of December 31, 2020
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Short term benefits	49,699,243	-	33,935,007	-
Employment termination benefits	977,858	34,274,997	5,965,581	35,678,357
Total	50,677,101	34,274,997	39,900,588	35,678,357

Short - term benefits

Short-term benefits are mainly comprised of recorded vacation (on accruals basis), bonuses and share compensation. Such benefits are recorded when the obligation is accrued and are usually paid within a 12-month periods, consequently, they are not discounted.

The total short-term benefits recorded in the Consolidated Statement of Financial Position are detailed as follows:

Short-Term Employees’ Benefits	As of December 31, 2021	As of December 31, 2020
	ThCh$	ThCh$
Vacation	16,934,429	14,381,033
Bonus and compensation	32,764,814	19,553,974
Total	49,699,243	33,935,007

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

The discount rate in Chile was
6,97%
(
4,41%
in
2020
) and in Argentina
61,23%
(
54,87%
in
2020
).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

The obligation recorded for severance indemnity is detailed as follow
s
:

Severance Indemnity	As of December 31, 2021	As of December 31, 2020
	ThCh$	ThCh$
Current	977,858	5,965,581
Non-current	34,274,997	35,678,357
Total	35,252,855	41,643,938

The change in the severance indemnity is detailed as follows:

Severance Indemnity	ThCh$

Balance as of January 1, 2020	33,571,138
Current cost of service	3,077,205
Interest cost	2,343,063
Actuarial (Gain) losses	1,859,692
Paid-up benefits	(1,087,421)
Past service cost	653,426
Conversion effect	(1,146,660)
Others	2,373,495
Changes	8,072,800
As of December 31, 2020	41,643,938
Current cost of service	2,988,782
Interest cost	3,279,881
Actuarial (Gain) losses	(5,216,580)
Paid-up benefits	(6,210,075)
Past service cost	469,558
Conversion effect	105,928
Others	(1,808,577)
Changes	(6,391,083)
As of December 31, 2021	35,252,855

The figures recorded in the Consolidated Statement of Income, are detailed as follows:

Expense recognized for severance indemnity	For the years ended as of December 31,
	2021	2020	2019
	ThCh$	ThCh$	ThCh$
Current cost of service	2,988,782	3,077,205	2,457,762
Past service cost	469,558	653,426	930,906
Non-provisioned paid benefits	4,976,108	3,718,682	3,959,881
Other	920,120	2,271,831	70,747
Total expense recognized in Consolidated Statement of Income	9,354,568	9,721,144	7,419,296

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Actuarial Assumptions

As mentioned in
Note 2 - Summary of significant accounting policies, 2.20
, the severance payment obligation is recorded at its actuarial value. The main actuarial assumptions used for the calculation of the severance indemnity obligation are detailed as follows:

Actuarial Assumptions			Chile		Argentina
			As of December 31, 2021	As of December 31, 2020	As of December 31, 2021	As of December 31, 2020

Mortality table			RV-2014	RV-2014	Gam '83	Gam '83
Annual interest rate			6,97%	4,41%	61,23%	54,87%
Voluntary employee turnover rate			1,9%	1,9%	"ESA 77 Ajustada" - 50%	"ESA 77 Ajustada" - 50%
Company’s needs rotation rate			5,3%	5,3%	"ESA 77 Ajustada" - 50%	"ESA 77 Ajustada" -50%
Salary increase (*)			3,7%	3,7%	52,10%	46,1%
Estimated retirement age for (*)	Officers		60	60	60	60
	Other	Male	65	65	65	65
		Female	60	60	60	60

(*)
Average of the Company.

Sensitivity Analysis

The Following is a sensitivity analysis based on increased (decreased) of 1 percent on the discount rate:

Sensitivity Analysis	As of December 31, 2021	As of December 31, 2020
	ThCh$	ThCh$
1% increase in the Discount Rate (Gain)	1,833,192	2,383,615
1% decrease in the Discount Rate (Loss)	(2,101,740)	(2,778,376)

Personnel expense

The amounts recorded in the Consolidated Statement of Income are detailed as follows:

Personal expense	For the years ended as of December 31,
	2021	2020	2019
	ThCh$	ThCh$	ThCh$
Salaries	213,794,654	183,112,042	168,117,881
Employees’ short-term benefits	46,605,454	34,107,747	27,469,694
Total expenses for short-term employee benefits	260,400,108	217,219,789	195,587,575
Employments termination benefits	9,354,568	9,721,144	7,419,296
Other staff expense	45,277,007	37,006,715	34,115,503
Total (1)	315,031,683	263,947,648	237,122,374
(1)
See
Note 30 - Natures of cost and expense
.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Note 27
Other non-financial liabilities

The total Other non-financial liabilities are detailed as follow
s
:

	As of December 31, 2021	As of December 31, 2020
	ThCh$	ThCh$
Parent dividend provisioned according to policy	25,680,792	27,383,975
Outstanding parent dividends (1)	6,079,036	3,758,056
Subsidiaries dividends according to policy	11,327,951	7,458,840
Total dividends payable	43,087,779	38,600,871
Income received in advance (2)	6,866	1,268,039
Others	421,985	501,304
Total	43,516,630	40,370,214
Current	43,516,630	40,370,214
Total	43,516,630	40,370,214
(1)	See Note 28 – Common Shareholders’ Equity, dividends.
(2)
It mainly corresponds to the effects of the early termination of the license agreement in Argentina of the "Budweiser" brand, signed between Compañía Cervecerías Unidas Argentina S.A. and Anheuser-Busch InBev S.A./N.V. in 2018.

Note 28 Common Shareholders’ Equity

Subscribed and paid-up Capital

As of December 31, 2021, 2020 and 2019, the Company’s capital shows a balance of ThCh$ 562,693,346, divided into 369,502,872 shares of common stock without face value, entirely subscribed and paid-up. The Company has issued only one series of common shares. Such common shares are registered for trading at the Santiago Stock Exchange and the Chilean Electronic Stock Exchange, and at the New York Stock Exchange /NYSE), evidenced by ADS (American Depositary Shares), with an equivalence of two shares per ADS (Se
e
Note 1 - General information letter A)
).

The Company has not issued any others shares or convertible instruments during the period, thus changing the number of outstanding shares as of December 31, 2021, 2020 and 2019.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

The information used for the calculation of the earnings as per each basic and diluted share is as follows:

Earnings per share	For the years ended as of December 31,
	2021	2020	2019
Net income attributable to equity holders of the controlling company (ThCh$)	199,162,731	96,152,272	130,141,692
Weighted average number of shares	369,502,872	369,502,872	369,502,872
Basic earnings per share (in Chilean pesos)	539.00	260.22	352.21
Net income attributable to equity holders of the controlling company (ThCh$)	199,162,731	96,152,272	130,141,692
Weighted average number of shares	369,502,872	369,502,872	369,502,872
Diluted earnings per share (in Chilean pesos)	539.00	260.22	352.21

As of
December 31, 2021, 2020 and 2019
, the Company has not issued any convertible or other kind of instruments creating diluting effects.

Distributable net income

In accordance with Circular No. 1945 from the CMF on November 4, 2009, the Board of Directors agreed that the net distributable income for the year 2009 will be that reflected in the financial statements attributable to equity holders of the parents, without adjusting it. The above agreement remains in effect for the year ended
December 31, 2021
.

Dividends

The Company’s dividends policy consists of annually distributing at least 50% of the net distributable profit of the year.

As of
December 31, 2021, 2020 and 2019
, the Company has distributed the following dividends:

Dividend Nº	Payment Date	Type of Dividend	Dividends per Share ($)	Related to FY
256	01-04-2019	Interim	140.0000	2018
257	04-29-2019	Final	358.33030	2018
258	12-26-2019	Interim	75.0000	2019
259	04-24-2020	Final	179.95079	2019
260	12-30-2020	Interim	56.0000	2020
261	04-23-2021	Final	139.16548	2020
262	10-29-2021	Interim	200.0000	2021
263	12-03-2021	Eventual	447.0000	Retained earnings

On December 5, 2018, at the Ordinary Board of Directors’ Meeting it was agreed to pay the interim Dividend No. 256, amounting to ThCh$ 51,730,402 corresponding to Ch$ 140 per share. This dividend was paid on January 4, 2019.

In the Ordinary Shareholders’ Meeting of Compañía Cervecerías Unidas S.A., on April 17, 2019, it was agreed, with charge to the profits of the year 2018, the distribution of a final Dividend No. 257 of ThCh$ 358.33030 per share, increasing the amount total to distribute to ThCh$ 132,404,074. This dividend was paid on April 29, 2019.

On December 4, 2019, at the Ordinary Board of Directors’ Meeting it was agreed to pay the interim Dividend No. 258, amounting to ThCh$ 27,712,715 corresponding to Ch$ 75 per share. This dividend was paid on December 26, 2019.

In the Ordinary Shareholders’ Meeting of Compañía Cervecerías Unidas S.A. on April 15, 2020, it was agreed to charge the profits of the year 2019 the distribution of a final Dividend No. 259 of Ch$ 179.95079 per share. The total amount to distribute was ThCh$ 66,492,334. This dividend was paid on April 24, 2020.

In the Ordinary Board of Directors’ Meeting of Compañía Cervecerías Unidas S.A. on December 2, 2020, it was agreed to charge the profits of the year 2020 the distribution of an interim Dividend No. 260 of Ch$ 56 per share. The total amount to distribute was ThCh$ 20,692,161. This dividend was paid on December 30, 2020.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

At the Ordinary Shareholders' Meeting of Compañía Cervecerías Unidas S.A. held on April 14, 2021, the shareholders agreed to the distribution of a final Dividend No. 261 in the amount of Ch$ 139.16548 per share, for a total amount to be distributed of ThCh$ 51,422,043 charged to 2020 profits. This dividend was paid on April 23, 2021.

In the Ordinary Session of the Board of Directors’ Meeting of Compañía Cervecerías Unidas S.A., dated October 6, 2021, it was agreed, charged to the profits of the 2020 fiscal year, the distribution of an Interim Dividend No. 262 of $ 200 per share, ascending the total amount to distribute to ThCh$ 73,900,574. This dividend was paid on October 29, 2021.

At the Extraordinary Shareholders' Meeting of Compañía Cervecerías Unidas S.A., dated November 24, 2021, the distribution of an Eventual Dividend No. 263 of $ 447 per share was approved, with a charge to retained earnings, raising the total amount to be distributed to ThCh$ 165,167,784. This dividend was paid on December 3, 2021.

Consolidated Statement of Comprehensive Income

Comprehensive income and expenses are detailed as follows:

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Gains (losses) on cash flow hedges (1)	2,168,254	(585,430)	1,582,824
Gains (losses) on exchange differences on translation (1)	109,288,972	-	109,288,972
Reserve of Actuarial gains and losses on defined benefit plans	5,216,580	(1,444,133)	3,772,447
Total comprehensive income As of December 31, 2021	116,673,806	(2,029,563)	114,644,243

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Gains (losses) on cash flow hedges (1)	4,068,855	(1,098,591)	2,970,264
Gains (losses) on exchange differences on translation (1)	(55,220,514)	-	(55,220,514)
Reserve of Actuarial gains and losses on defined benefit plans	(1,859,692)	488,246	(1,371,446)
Total comprehensive income As of December 31, 2020	(53,011,351)	(610,345)	(53,621,696)

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Gains (losses) on cash flow hedges (1)	345,986	(93,416)	252,570
Gains (losses) on exchange differences on translation (1)	17,077,670	-	17,077,670
Reserve of Actuarial gains and losses on defined benefit plans	(4,127,305)	1,107,699	(3,019,606)
Total comprehensive income As of December 31, 2019	13,296,351	1,014,283	14,310,634
(1)	These concepts will be reclassified to the Statement of Income when it’s settled .

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Reserves affecting other comprehensive income

The movement of other comprehensive income is detailed as follows:

a)	As of December 31, 2021 :

Changes	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Total other reserves

	ThCh$	ThCh$	ThCh$	ThCh$
Conversion of joint ventures and foreign subsidiaries	15,703,753	-	-	15,703,753
Cash flow hedges	-	2,168,254	-	2,168,254
Gains (losses) from defined benefit plans	-	-	5,216,580	5,216,580
Deferred taxes	-	(585,430)	(1,444,133)	(2,029,563)
Inflation adjustment of subsidiaries in Argentina	93,585,219	-	-	93,585,219
Total changes in equity	109,288,972	1,582,824	3,772,447	114,644,243
Equity holders of the parent	102,229,659	1,812,733	3,580,153	107,622,545
Non-controlling interests	7,059,313	(229,909)	192,294	7,021,698
Total changes in equity	109,288,972	1,582,824	3,772,447	114,644,243

b)	As of December 31, 2020 :

Changes	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Total other reserves

	ThCh$	ThCh$	ThCh$	ThCh$
Conversion of joint ventures and foreign subsidiaries	(125,344,149)	-	-	(125,344,149)
Cash flow hedges	-	4,068,855	-	4,068,855
Gains (losses) from defined benefit plans	-	-	(1,859,692)	(1,859,692)
Deferred taxes	-	(1,098,591)	488,246	(610,345)
Inflation adjustment of subsidiaries in Argentina	70,123,635	-	-	70,123,635
Total changes in equity	(55,220,514)	2,970,264	(1,371,446)	(53,621,696)
Equity holders of the parent	(52,043,623)	2,968,182	(1,298,021)	(50,373,462)
Non-controlling interests	(3,176,891)	2,082	(73,425)	(3,248,234)
Total changes in equity	(55,220,514)	2,970,264	(1,371,446)	(53,621,696)

c)	As of December 31, 2019:

Changes	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Total other reserves

	ThCh$	ThCh$	ThCh$	ThCh$
Conversion of joint ventures and foreign subsidiaries	(70,932,096)	-	-	(70,932,096)
Cash flow hedges	-	345,986	-	345,986
Gains (losses) from defined benefit plans	-	-	(4,127,305)	(4,127,305)
Deferred taxes	-	(93,416)	1,107,699	1,014,283
Inflation adjustment of subsidiaries in Argentina	88,009,766	-	-	88,009,766
Total changes in equity	17,077,670	252,570	(3,019,606)	14,310,634
Equity holders of the parent	16,122,893	249,503	(2,887,580)	13,484,816
Non-controlling interests	954,777	3,067	(132,026)	825,818
Total changes in equity	17,077,670	252,570	(3,019,606)	14,310,634

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Other Reserves

The reserves that are a part of the Company’s equity are as follows:

Currency Translation Reserves
: This reserve originated from the translation of
foreign subsidiaries’ and joint ventures financial statements which functional currency is different from the presentation currency of the Consolidated Financial Statements and inflation adjustment of subsidiaries in Argentina. As of
December 31, 2021
, 2020 and 2019, it amounts to a negative reserve of ThCh$
51,745,399
, ThCh$
153,975,058
and ThCh$ 101,931,435, respectively.

Hedge reserve
: This reserve originated from the hedge accounting application of financial derivatives. The reserve is reversed at the end of the hedge agreement, or when the transaction ceases qualifying hedge accounting, whichever is first. The reserve effects are transferred to income. As of
December 31, 2021
, 2020 and 2019, ThCh$
5,110,606
, ThCh$
3,297,873
and ThCh$ 329,691 respectively, net of deferred taxes.

Actuarial gains and losses on defined benefit plans reserves:
This reserve is originated as of January 1, 2013, as a result of the application of IAS Amendment No. 19 and whose effect as of December 31, 2021, 2020 and 2019 is a negative reserve of ThCh$
5,446,022
, ThCh$
9,026,175
and ThCh$ 7,728,154, respectively, net of deferred taxes.

Other reserves
: As of
December 31, 2021, 2020 and 2019
the amount is a negative reserve of ThCh$
35,175,097
,
ThCh$
28,220,816
and ThCh$ 28,172,631, respectively. Such reserves relate mainly to the following concepts:

-	Adjustment due to re-assessment of fixed assets carried out in 1979 (increase of ThCh$ 4,087,396).
-	Price level restatement of paid-up capital registered as of December 31, 2008, according to CMF Circular Letter No. 456 (decrease of ThCh$ 17,615,333).
-	Difference in purchase of shares of the subsidiary Viña San Pedro Tarapacá S.A. made during year 2012 and 2013 (increase of ThCh$ 9,779,475).
-	Difference in purchase of shares of the subsidiary Manantial S.A. made during year 2016 (decrease of ThCh$ 7,801,153).
-
Difference in purchase of shares of the Alimentos Nutrabien S.A. made during year 2016 (decrease of

ThCh$ 5,426,209). On December 17, 2018 Food's and subsidiary CCU Inversiones S.A. sold their participation over Alimentos Nutrabien S.A. The aforementioned effect was accounted in result of the period.

-	Difference in purchase of shares of the subsidiary Viña San Pedro Tarapacá S.A. made during year 2018 and 2017 (decrease of ThCh$ 13,054,114 and ThCh$ 2,075,441, respectively).
- Difference	in purchase of shares of Sáenz Briones y Cía. S.A.I.C. carried out on April 16, July 13 and August 9, 2021 (decrease of ThCh$ 7,199,525).
-	Difference in purchase of shares of Viña San Pedro Tarapacá S.A. carried out on September 10 and October 4, 2021 (increase of ThCh$ 245,244).

Note 29
Non-controlling Interests

Non-controlling Interests are detailed as follows:

a.

Equity

Equity	As of December 31, 2021	As of December 31, 2020
	ThCh$	ThCh$
Viña San Pedro Tarapacá S.A. (1)	41,853,583	42,455,039
Bebidas del Paraguay S.A.	20,355,904	15,881,635
Aguas CCU-Nestlé Chile S.A.	27,202,887	26,253,577
Cervecería Kunstmann S.A.	8,291,359	7,179,053
Compañía Pisquera de Chile S.A.	6,322,425	5,661,209
Sáenz Briones & Cía. S.A.I.C. (2)	10,550	1,118,693
Distribuidora del Paraguay S.A.	4,549,059	4,361,300
Bebidas Bolivianas BBO S.A.	7,360,489	7,554,588
Other	1,950,815	1,779,126
Total	117,897,071	112,244,220
(1)	See Note 1 – General information, letter C, number (16).
(2)	See Note 1 – General information, letter C, number (15).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

b.

Result

Result	For the years ended as of December 31,
	2021	2020	2019
	ThCh$	ThCh$	ThCh$
Aguas CCU-Nestlé Chile S.A.	8,447,312	6,708,433	7,590,887
Viña San Pedro Tarapacá S.A.	3,718,101	3,815,479	3,775,811
Cervecería Kunstmann S.A.	4,995,705	1,893,749	3,111,069
Compañía Pisquera de Chile S.A.	3,296,863	1,390,781	1,283,694
Sáenz Briones & Cía. S.A.I.C.	(105,325)	52,290	(69,465)
Distribuidora del Paraguay S.A.	(533,381)	38,665	324,839
Bebidas del Paraguay S.A.	1,251,770	(1,062,629)	221,498
Bebidas Bolivianas BBO S.A.	(1,380,829)	(727,028)	(568,189)
Other	197,734	(67,156)	(166,176)
Total	19,887,950	12,042,584	15,503,968

c.	The Summarized financial information of non controlling interest is detailed as follows:

	As of December 31, 2021	As of December 31, 2020

	ThCh$	ThCh$
Assets and Liabilities
Current assets	1,271,667,358	839,968,110
Non-current assets	1,122,289,748	932,342,408
Current liabilities	695,152,024	465,134,566
Non-current liabilities	224,560,856	259,155,674

Dividends paid	12,191,624	11,994,014

The main significant non-controlling interest is represented by Viña San Pedro Tarapacá S.A. with the following balances:

Assets and Liabilities	As of December 31, 2021	As of December 31, 2020

	ThCh$	ThCh$
Assets and Liabilities
Current assets	218,573,041	208,725,098
Non-current assets	223,951,135	216,866,727
Current liabilities	97,431,197	99,267,005
Non-current liabilities	74,792,712	76,505,535

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Result	For the years ended as of December 31,
	2021	2020	2019
	ThCh$	ThCh$	ThCh$
Net sales	261,620,065	235,210,368	212,321,758
Net income of the year	22,407,528	22,451,521	22,218,101

Dividends paid by Viña San Pedro Tarapacá S.A. amounted t
o
ThCh$ 11,167,838, ThCh$ 11,109,578 and
ThCh$ 7,416,023, for the years ended
December 31, 2021, 2020 and 2019
, respectively.

Note 30
Nature of cost and
expense

Operational cost and expenses grouped by nature are detailed as follows:

Costs and expenses by nature	For the years ended as of December 31,
	2021	2020	2019
	ThCh$	ThCh$	ThCh$
Direct cost	1,014,092,586	757,097,886	694,307,741
Personnel expense (1)	315,031,683	263,947,648	237,122,374
Transportation and distribution	328,884,421	247,520,979	245,696,284
Advertising and promotion	145,313,306	105,887,909	117,889,341
Depreciation and amortization	124,116,739	109,813,976	105,020,934
Materials and maintenance	65,544,522	53,584,604	49,356,159
Energy	36,943,054	28,062,380	29,922,632
Leases	17,572,118	15,049,043	12,798,957
Other expenses	128,141,441	109,334,280	122,202,733
Total	2,175,639,870	1,690,298,705	1,614,317,155
(1)	See Note 26 - Employee benefits.

Note 31
Other income by function

Other income by function is detailed as follows:

Other income by function	For the years ended as of December 31,
	2021	2020	2019
	ThCh$	ThCh$	ThCh$
Sales of fixed assets	416,296	506,178	5,084,269
Rental income	299,412	173,259	315,325
Sale of glass	701,496	424,419	934,863
Claims recovery	157,441	110,963	82,896
Other (1)	10,233,794	18,081,073	16,167,357
Total	11,808,439	19,295,892	22,584,710
(1)
It mainly corresponds to the effects of the early termination of the license agreement in Argentina of the "Budweiser" brand, signed between Compañía Cervecerías Unidas Argentina S.A. and Anheuser-Busch InBev S.A./N.V. in 2018.
See
Note 1 – General information, letter D)
.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Note 32
Other Gains (Loss
es)

Other gains (losses) items are detailed as follows:

Other gain and (loss)	For the years ended as of December 31,
	2021	2020	2019
	ThCh$	ThCh$	ThCh$
Results derivative contracts (1)	8,867,110	(6,153,705)	4,830,982
Marketable securities to fair value	10,018	(81,145)	(275,172)
Bargain purchase gain (2)	-	1,678,339	3,043,107
Impairment (3)	-	(6,029,434)	-
Other	713,322	(824,140)	(4,442,118)
Total	9,590,450	(11,410,085)	3,156,799
(1)
Under this concept there are ThCh$ 823,622 paid (net), ThCh$ 2,404,593 and ThCh$ 8,184,537 received (net), as of December 31,
2021
,
2020
and
2019
, respectively, and these were recorded in the Consolidated Cash Flow Statement, under Operational activities, in line item Other cash movements.

(2)
It corresponds to the higher value originated by the purchase of the businesses of the vineyards of Pocito and Cañada Honda in 2019. In 2020 it corresponds to vineyards La Consulta and Mahina SpA.  See
Note 1 - General information, letter C) numeral 4 and 9
, respectively.

(3)	See Note 18 - Goodwill and Note - 19 Property, plant and equipment .

Note 33 Financial results

The financial results composition is detailed as follows:

Financial results	For the years ended as of December 31,
	2021	2020	2019
	ThCh$	ThCh$	ThCh$
Finance income	14,263,669	3,451,143	13,117,641
Finance costs	(35,660,493)	(28,714,063)	(27,720,203)
Foreign currency exchange differences	(10,149,345)	2,551,823	(9,054,155)
Result as per adjustment units	2,529,298	(429,198)	(8,255,001)

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Note 34
Effects of changes in currency exchange rat
e

Current assets are denominated in the following currencies:

CURRENT ASSETS	As of December 31, 2021	As of December 31, 2020
	ThCh$	ThCh$
Current assets
Cash and cash equivalents	265,568,125	396,389,016
CLP	174,214,608	335,361,795
USD	32,325,725	22,294,738
Euros	2,495,431	862,011
ARS	50,866,859	30,254,883
UYU	1,498,157	1,213,256
PYG	1,264,251	2,534,290
BOB	424,388	3,420,655
Other currencies	2,478,706	447,388
Other financial assets	23,851,496	12,212,588
CLP	4,951,009	960,780
UF	-	4,661,049
USD	12,617,110	6,433,101
Euros	1,413,219	8,177
PYG	4,676,545	-
Other currencies	193,613	149,481
Other non-financial assets	29,330,418	15,278,558
CLP	18,165,719	9,591,141
UF	865,893	493,523
USD	2,007,542	448,432
Euros	250,923	110,319
ARS	7,767,165	4,407,254
UYU	62,771	42,866
PYG	91,262	67,345
BOB	119,143	117,678
Trade and other current receivables	372,995,729	275,387,923
CLP	237,176,084	183,196,543
UF	2,133,884	554,071
USD	38,729,972	29,115,797
Euros	10,590,738	8,750,745
ARS	67,465,436	38,907,043
UYU	5,243,169	4,374,350
PYG	7,912,325	6,512,786
BOB	1,527,637	1,464,727
Other currencies	2,216,484	2,511,861
Accounts receivable from related parties	5,307,264	5,313,079
CLP	5,048,047	5,258,032
UF	36,710	37,013
Euros	222,226	17,977
PYG	281	57
Inventories	353,427,061	231,843,261
CLP	275,580,687	189,861,432
ARS	61,172,359	29,760,021
UYU	3,001,911	2,001,668
PYG	10,178,822	8,112,761
BOB	3,493,282	2,107,379
Biological assets	12,546,705	10,595,029
CLP	10,664,235	9,643,482
ARS	1,882,470	951,547
Current tax assets	26,062,856	10,865,347
CLP	24,527,676	3,700,444
ARS	1,265,406	6,979,388
UYU	269,774	185,515
Non-current assets of disposal groups classified as held for sale	2,282,720	2,121,327
CLP	1,770,547	1,770,547
ARS	512,173	350,780
Total current assets	1,091,372,374	960,006,128

CLP	752,098,612	739,344,196
UF	3,036,487	5,745,656
USD	85,680,349	58,292,068
Euros	14,972,537	9,749,229
ARS	190,931,868	111,610,916
UYU	10,075,782	7,817,655
PYG	24,123,486	17,227,239
BOB	5,564,450	7,110,439
Other currencies	4,888,803	3,108,730
Total current assets by currencies	1,091,372,374	960,006,128

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Non-Current assets are denominated in the following currencies:

NON-CURRENT ASSETS	As of December 31, 2021	As of December 31, 2020
	ThCh$	ThCh$
Non-current assets
Other financial assets	31,252,095	11,953,435
UF	31,252,095	11,953,435
Trade and other non-current receivables	3,801,244	1,860,635
CLP	278,507	-
UF	1,892,587	639,640
ARS	1,485,900	993,802
PYG	144,250	227,193
Other non-financial assets	8,266,355	8,479,668
CLP	4,598,606	2,916,124
USD	208,483	838,254
ARS	3,443,466	4,712,630
PYG	15,800	12,660
Accounts receivable from related parties	104,197	132,555
CLP	42,506	42,506
UF	61,691	90,049
Investments accounted for using the equity method	138,114,480	131,106,785
CLP	11,940,978	10,824,590
USD	125,845,783	120,041,775
ARS	327,719	240,420
Intangible assets other than goodwill	151,943,693	128,257,441
CLP	83,780,136	80,430,571
ARS	53,325,198	36,724,372
UYU	4,270,840	2,119,218
PYG	3,873,161	3,322,821
BOB	6,694,358	5,660,459
Goodwill	131,172,835	117,190,763
CLP	77,023,977	77,017,290
ARS	34,781,464	23,820,652
UYU	4,066,703	3,424,422
PYG	5,491,823	4,672,572
BOB	9,808,868	8,255,827
Property, plant and equipment (net)	1,222,261,454	1,082,515,880
CLP	900,582,971	871,169,200
ARS	262,731,306	158,647,878
UYU	12,260,718	12,596,500
PYG	21,570,803	18,764,340
BOB	25,115,656	21,337,962
Investment property	9,551,614	7,705,942
CLP	3,478,999	3,507,254
ARS	6,072,615	4,198,688
Right of use assets	28,335,983	25,079,352
CLP	16,147,875	15,932,177
UF	7,158,877	6,824,028
ARS	4,722,012	2,276,788
UYU	307,219	46,359
Deferred tax assets	30,571,219	51,044,712
CLP	29,421,681	44,640,178
USD	693,404	3,313,751
ARS	87,385	2,770,395
UYU	368,749	280,994
PYG	-	39,394
Current tax assets non-current	3,094	3,236
ARS	3,094	3,236
Total non-current assets	1,755,378,263	1,565,330,404

CLP	1,127,296,236	1,106,479,890
UF	40,365,250	19,507,152
USD	126,747,670	124,193,780
ARS	366,980,159	234,388,861
UYU	21,274,229	18,467,493
PYG	31,095,837	27,038,980
BOB	41,618,882	35,254,248
Total non-current assets by currencies	1,755,378,263	1,565,330,404

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Current liabilities are denominated in the following currencie
s
:

CURRENT LIABILITIES	As of December 31, 2021		As of December 31, 2020
	Until 90 days	More the 91 days until 1 year	Until 90 days	More the 91 days until 1 year
	ThCh$	ThCh$	ThCh$	ThCh$
Current liabilities
Other financial liabilities	5,638,793	95,787,566	10,238,905	58,890,569
CLP	1,144,868	76,242,185	1,288,200	35,992,994
UF	1,823,953	6,278,069	4,393,473	3,302,978
USD	268,328	12,785,711	4,121,865	19,086,139
Euros	53,421	65,288	125,723	508,458
ARS	2,128,801	-	966	-
UI	-	-	202,988	-
BOB	129,253	416,277	105,690	-
Other currencies	90,169	36	-	-
Current lease liabilities	1,646,160	4,506,201	1,373,828	3,560,811
CLP	252,247	413,615	197,593	561,775
UF	799,267	2,329,117	657,841	1,906,190
USD	495,349	1,486,045	414,733	906,778
Euros	29,985	89,956	26,518	79,554
ARS	42,018	116,631	58,040	77,662
UYU	27,294	70,837	10,143	16,905
UI	-	-	8,960	11,947
Trade and other current payables	512,732,980	2,789,749	322,200,664	2,320,413
CLP	346,709,386	2,318,545	199,708,893	572,513
USD	37,817,444	114,479	37,249,860	391,246
Euros	10,139,173	303,037	8,137,207	1,346,741
ARS	109,041,520	-	68,666,133	-
UYU	3,207,481	-	2,341,105	-
PYG	1,703,480	53,688	1,803,818	9,913
BOB	4,114,496	-	3,714,996	-
Other currencies	-	-	578,652	-
Accounts payable to related parties	26,208,319	-	18,432,354	-
CLP	6,065,029	-	5,489,625	-
USD	6,532,375	-	3,775,961	-
Euros	13,444,014	-	9,060,286	-
PYG	2,836	-	1,117	-
BOB	12,194	-	11,658	-
Other currencies	151,871	-	93,707	-
Other current provisions	450,784	2,094,189	151,167	2,833,351
CLP	340,100	2,094,189	51,700	2,833,351
ARS	110,684	-	99,467	-
Current tax liabilities	24,966,542	10,100,249	8,459,815	12,791,407
CLP	11,625,210	10,100,249	7,806,353	12,791,407
ARS	12,805,154	-	454,281	-
UYU	270,980	-	199,181	-
PYG	265,198	-	-	-
Provisions for employee benefits	46,514,137	4,162,964	38,062,162	1,838,426
CLP	31,845,397	4,162,964	29,568,649	1,838,426
ARS	13,285,500	-	7,414,207	-
UYU	561,556	-	428,282	-
PYG	460,306	-	287,087	-
BOB	361,378	-	363,937	-
Other non-financial liabilities	6,866	43,509,764	1,268,039	39,102,175
CLP	-	43,509,764	-	39,102,175
USD	6,866	-	1,268,039	-
Total current liabilities	618,164,581	162,950,682	400,186,934	121,337,152

CLP	397,982,237	138,841,511	244,111,013	93,692,641
UF	2,623,220	8,607,186	5,051,314	5,209,168
USD	45,120,362	14,386,235	46,830,458	20,384,163
Euros	23,666,593	458,281	17,349,734	1,934,753
ARS	137,413,677	116,631	76,693,094	77,662
UYU	4,067,311	70,837	2,978,711	16,905
PYG	2,431,820	53,688	2,092,022	9,913
UI	-	-	211,948	11,947
BOB	4,617,321	416,277	4,196,281	-
Other currencies	242,040	36	672,359	-
Total current liabilities by currency	618,164,581	162,950,682	400,186,934	121,337,152

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Non-Current liabilities are denominated in the following currencies:

NON-CURRENT LIABILITIES	As of December 31, 2021			As of December 31, 2020
	More than 1 year until 3 years	More than 3 year until 5 years	Over 5 years	More than 1 year until 3 years	More than 3 year until 5 years	Over 5 years
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Non-current liabilities
Other financial liabilities	114,736,586	118,509,715	225,023,542	86,716,112	111,323,413	214,837,331
CLP	97,171,626	4,637,940	-	60,275,676	6,282,208	-
UF	12,533,802	105,188,583	222,179,075	11,820,381	98,892,057	214,070,902
USD	747,267	2,201,157	-	9,945,156	-	-
Euros	136,383	952,026	-	-	-	-
BOB	4,147,508	5,530,009	2,844,467	4,674,899	6,149,148	766,429
Non-current lease liabilities	8,224,925	2,535,945	18,248,153	5,960,765	3,404,844	17,834,663
CLP	277,646	-	-	502,314	43,817	26,094
UF	4,531,720	2,045,709	16,786,392	3,530,082	2,547,674	16,435,858
USD	2,993,102	447,091	1,461,761	1,696,081	803,996	1,372,711
Euros	59,971	-	-	167,947	-	-
ARS	217,856	-	-	64,341	9,357	-
UYU	144,630	43,145	-	-	-	-
Trade and other non-current payables	19,333	10,124	-	3,256	-	16,619
CLP	19,333	-	-	-	-	16,619
UF	-	10,124	-	-	-	-
BOB	-	-	-	3,256	-	-
Other non- current provisions	133,291	207,794	109,994	143,796	205,432	139,237
CLP	-	-	-	1,860	-	-
ARS	-	207,794	109,994	26,111	205,432	139,237
UYU	133,291	-	-	115,825	-	-
Deferred tax liabilities	34,182,696	13,619,993	70,282,982	31,305,203	13,876,236	73,548,507
CLP	28,097,076	9,562,912	45,514,148	26,469,287	10,652,292	52,725,728
ARS	6,077,525	4,051,684	21,810,152	4,829,140	3,219,427	17,184,741
UYU	-	-	777,325	-	-	705,186
PYG	8,095	5,397	486,768	6,776	4,517	407,465
BOB	-	-	1,694,589	-	-	2,525,387
Provisions employee benefits	8,888	-	34,266,109	2,686,252	-	32,992,105
CLP	-	-	32,099,446	-	-	30,367,434
ARS	-	-	2,166,663	1,421,900	-	2,624,671
PYG	-	-	-	368,744	-	-
BOB	8,888	-	-	895,608	-	-
Total non-current liabilities	157,305,719	134,883,571	347,930,780	126,815,384	128,809,925	339,368,462

CLP	125,565,681	14,200,852	77,613,594	87,249,137	16,978,317	83,135,875
UF	17,065,522	107,244,416	238,965,467	15,350,463	101,439,731	230,506,760
USD	3,740,369	2,648,248	1,461,761	11,641,237	803,996	1,372,711
Euros	196,354	952,026	-	167,947	-	-
ARS	6,295,381	4,259,478	24,086,809	6,341,492	3,434,216	19,948,649
UYU	277,921	43,145	777,325	115,825	-	705,186
PYG	8,095	5,397	486,768	375,520	4,517	407,465
BOB	4,156,396	5,530,009	4,539,056	5,573,763	6,149,148	3,291,816
Total non-current liabilities by currency	157,305,719	134,883,571	347,930,780	126,815,384	128,809,925	339,368,462

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Note 35
Contingencies and Commitments

Services agreements

The total amount of the Company’s obligations with third parties relating to services agreements that cannot be terminated is detailed as follows:

Services agreements not to be terminated	As of December 31, 2021	As of December 31, 2020
	ThCh$	ThCh$
Within 1 year	67,601,086	60,241,434
Between 1 and 5 years	92,254,016	58,040,557
Over 5 years	-	7,351,834
Total	159,855,102	125,633,825

Purchase and supply agreements

The total amount of the Company’s obligations to third parties relating to purchase and supply agreements as of
December 31, 2021
is detailed as follows:

Purchase and supply agreements	Purchase and supply agreements	Purchase and contract related to wine and grape
	ThCh$	ThCh$
Within 1 year	236,385,004	3,080,530
Between 1 and 5 years	1,016,052,951	27,665,265
Over 5 years	83,747,767	-
Total	1,336,185,722	30,745,795

Capital investment commitments

As of
December 31, 2021
, the Company had capital investment commitments related to Property, Plant and Equipment and Intangibles (software) for approximately ThCh$
75,498,297.

Litigation

The following are the most significant proceedings faced by the Company and its subsidiaries in Chile, including all those
present a possible risk of occurrence and causes whose committed amounts, individually, are more than ThCh$ 25,000 and US$ 15,000 for cases of foreign subsidiaries.
Those losses contingencies for which an estimate cannot be made have been also considered.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

Trials and claim

Subsidiary	Court	Description	Status	Estimated accrued loss contingency
Compañía Industrial Cervecera S.A. (CICSA)	Labur Court.	Labor trial.	First instance sentence.	US$ 18,000 (ThCh$ 15,204)
Compañía Industrial Cervecera S.A. (CICSA)	Commercial Court.	Distributor claim for to the termination of distribution agreeent.	Proceedings in administrative or judicial stage.	US$ 131,000 (ThCh$ 110,654)
Sáenz Briones & Cía. S.A.I.C.	Labur Court.	Labor trial.	Evidentiary stage.	US$ 69,000 (ThCh$ 58,284)
Distribuidora del Paraguay S.A.	Labur Court.	Labor trial.	The claim was contested and the statute of limitations exception was opposed.	US$ 63,178 (ThCh$ 53,366)
Bebidas del Paraguay S.A.	Labur Court.	Labor trial.	The claim was contested and the statute of limitations exception was opposed.	US$ 16,447 (ThCh$ 13,893)

The Company and its subsidiaries have established provisions to allow for such contingencies for ThCh$
576,587
and ThCh$
538,388
as of
December 31, 2021 and 2020
, respectively (See
Note 24 – Other provisions
).

Tax processes

At the date of issue of these consolidated financial statements, there is no tax litigation that involves significant passive or taxes in claim different to mentioned in
Note 25 – Income Tax
.

Guarantees

As of December 31, 2020, CCU and its subsidiaries have not granted direct guarantees as part of their usual financing operations. However, indirect guarantees have been constituted, in the form of stand-by and general security product of financing. The main terms of the indirect guarantees constituted are detailed below:

The joint venture Central Cervecera de Colombia S.A.S. (CCC) maintains financial debt with local banks in Colombia, guaranteed by the subsidiary CCU Inversiones II SpA. through stand-by letters issued by Scotiabank Chile and they are within the financing policy framework approved by Board of Directors, according to the following detail:

Institution	Amount	Due date
Banco Colpatria	US$ 27,200,000	June 24, 2022
Banco Colpatria	US$ 4,000,000	July 21, 2022
Banco Colpatria	US$ 13,500,000	August 1, 2022

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2021

The indirect associate Bodega San Isidro S.R.L. maintains financial debt with local bank in Peru, which is endorsed by the subsidiary Compañía Pisquera de Chile S.A. through a stand-by letter issued by the Banco del Estado de Chile, this is within the financing policy approved by the Board, and is detailed as follow:

Institution	Amount	Due date
Banco Crédito de Perú	US$ 2,600,000	December 21, 2022

-	Additionally, the Company presents the following guarantees:

a)
Through private instrument dated May 20, 2021, the Company undertakes to maintain a direct or indirect shareholding that allows it to control its Uruguayan subsidiary Milotur S.A., until whichever happens first of: (i) a period of 3 years from the date of the aforementioned document or (ii) the fulfillment by Milotur S.A. of all its obligations under the credit agreement or agreements that have been signed by it with Citigroup Inc., or one of its agencies, subsidiaries or related companies, for a total amount of up to UYU 30,000,000 (Uruguayan pesos) and up to US$ 1,000,000 in its equivalent in other currencies.

b)
The Company, through a private notarized document dated July 28, 2017, is required to maintain a direct or indirect participation of at least 50.1% of its subsidiary Compañía Pisquera de Chile S.A., allowing the Company to control its subsidiary during the period of validity of the bank loan with Banco del Estado de Chile for a total of ThCh $ 16,000,000, maturing on July 27, 2022.

Note 36 Subsequent Events

a)
On January 19, 2022, the Company has issued and placed in the international market a bond for an amount of US$ 600,000,000, equivalent to ThCh$ 488,076,000, with an interest rate of 3.350% per annum, payable semiannually for a 10-year, and capital payment in one installment at maturity date on January 19, 2032, subject to Rule 144 and Regulation S of the Securities Act of the United States of America of 1933.

b)	The Consolidated Financial Statements of CCU S.A., have been approved by the Board of Directors on February 23, 2022.

c)	The re are no others subsequent events between the closing date and the filing date of these Financial Statements (December 31, 2021) that could significantly affect their interpretation.

