Form 20-F
period 2022-12-31
UNITED BREWERIES CO INC
filed 2023-04-28
CIK 888746

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from

to
_____________

Commission file number

0-20486

COMPAÑÍA CERVECERÍAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant's name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, Twenty-Third Floor, Santiago, Chile
(Address of principal executive offices)

Felipe Dubernet, (562-24273536), fdubern@ccu.cl, Vitacura 2670, Twenty-Third Floor, Santiago, Chile
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
☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.
☐
Indicate by checkmark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant period pursuant to §240.10D-1(b).
☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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
sociedad anónima abierta
) organized under the laws of the Republic of Chile, and its consolidated subsidiaries
.
Our fiscal year ends on December 31
st
. The expression “last three years’’ means the years ended December 31, 2020, 2021 and 2022. Unless otherwise specified, all references to “U.S. dollars” “dollars” “USD” or “US$” are to United States dollars, references to “Chilean pesos” “pesos” “Ch$” or “CLP” are to Chilean pesos and references to “Argentine pesos” and “ARS” are to Argentine pesos. We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). See the notes to our consolidated financial statements included in pages F-1 through F-135 of this annual report. We use the metric system of weights and measures in calculating our operating and other data. The United States equivalent units of the most common metric units used by us are as shown below:

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

2

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

Our business, financial condition and results of operations could be materially and adversely affected if any of the risks described below occur. As a result, the market price of our common shares could decline, and you could lose all or part of your investment. This annual report also contains forward-looking statements that involve risks and uncertainties. See “Forward-Looking Statements.” The risks below are not the only ones facing our Company. Additional risks not currently known to us or that we currently deem immaterial may also adversely affect us. The following risk factors have been grouped as follows:

•	Risks relating to our Business
•	Risks relating to Climate Change
•	Risks relating to Chile
•	Risks relating to Argentina
•	Risks relating to our ADS’s

RISKS RELATING TO OUR BUSINESS

Possible changes in tax laws in the countries where we operate could affect our business and, in particular, changes in corporate and excise taxes could affect our results and investments.

Our businesses are subject to different taxes in the countries where we operate, including, among others, income taxes and specific taxes on alcoholic and non-alcoholic beverages. An increase in the rates or application of these taxes, or any other, could negatively affect our sales and profitability.

The following are examples of relevant regulatory changes in Chile and Argentina:

In recent years, tax reforms have been implemented in Chile with the purpose of increasing tax collection to finance social programs, the most relevant being those contained in Law N° 21,210 of 2020 and Law N° 21,420 of 2022.

Law N° 21,210 included, among other measures: (i) an increase from 35% to 40% in the personal income tax bracket for taxpayers with a gross monthly income in excess of approximately CLP 19.0 million; (ii) a progressive tax ranging from 0.075% to 0.275% on real estate properties owned by a taxpayer with a total taxable value exceeding approximately CLP 600 million; (iii) stricter requirements for private investment funds to benefit from preferential tax treatment; (iv) a partially integrated regime as a single tax system for large companies, with a 27% tax rate that will be partially deductible from the final tax to be paid by the individual or foreign shareholders of the taxpayer entity, who will have a maximum tax burden of 44.5% with the exception of Treaty-country resident shareholders (including Tax Treaties signed but not yet enforced within a certain period of time); (v) the progressive limitation of the provision allowing Chilean holding companies that incur tax losses to claim a refund of the corporate income tax paid by their Chilean affiliates on dividends received by such holding company, to be fully enforced by year 2024; and (vi) a special tax contribution of 1% on investments in fixed assets in excess of USD 10 million (for the part of the excess) for the benefit of regions hosting projects that exceed USD 10 million when a given project requires submission to the environmental approval system.

Additionally, Law N° 21,420 established, among other reforms, (i) the elimination of the non-income income regime for the gain derived from the sale of shares with stock market presence and the establishment of a single tax rate of 10% on such gain; (ii) the gradual elimination of the special credit for construction companies; (iii) the application of VAT on all services, except those with a particular exemption; (iv) an increase in the value of mining patents and exploitation concessions; (v) the elimination of the credit for investments in fixed assets; and (vi) an increase in the marginal rate of the land tax surcharge.

On July 7, 2022, the Chilean government sent to the Chilean Congress a new tax reform bill. On March 2023, the bill mentioned above was rejected on a general basis by the Chamber of Representatives. Thus, according to Chilean Law, the same bill cannot be discussed again in the same Chamber for one year. As of the date of this annual report this bill has not been presented in the Senate.

It is also expected that the Chilean government will present a proposal for corrective taxes during 2023, which could include higher taxes on alcoholic beverages, sugar sweetened beverages, carbon dioxide (CO
2
) emissions, oil and plastic packaging.

In 2017, Argentine Congress passed a tax reform law that, among other measures, aimed to gradually reduce the income tax rate for profits from 35% to 25% (30% for 2018 and 2019 and 25% from 2020 and onwards). In addition, withholding tax on distributed dividends are subject to a gradual increase from 0% to 13% (7% for 2018 and 2019 and 13% from 2020 and onwards). In December 2019, a new law was passed which modified certain provisions of the 2017 tax reform law. Among other matters, it extended the 30% income tax rate and the 7% withholding rate on dividends for an additional year, through 2020. In addition, regarding the Personal Property Tax, which applies to foreign shareholders who hold equity participations in Argentine companies, the 2019 reform increased the applicable rate from 0.25% to 0.50% in respect of the equity participation set forth in the Financial Statements. In June 2021, Law N° 27,630 was enacted, which establishes a new structure for income tax on profits, beginning after January 1, 2021, with three sections in relation to the level of accumulated net taxable income. The new sections are: (i) 25% for accumulated taxable net profits of up to ARS 5 million; (ii) 30% for earnings of up to ARS 50 million; and (iii) 35% for profits greater than ARS 50 million. Likewise, for the second and third sections indicated above, fixed tax amounts of ARS 1.25 million and ARS 14.75 million, respectively, were established, which will be adjusted annually with inflation.

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

In Chile, the Congress is currently discussing a bill which aims to modify the manner in which the legal profit-sharing bonuses are calculated. As of the date of this report, this bill is in the Labor and Social Welfare Committee in the Senate, where it is subject to further modifications.

On April 26, 2023, Law N° 21,561 was enacted amending the Chilean Labor Code.  Among the main amendments set forth in this law, it provides for (i) a reduction in weekly working hours to 40 hours per week (from 45 hours pursuant to current regulation), to be implemented gradually or on a staggered basis within 5 years from publication of this law (subject to certain limits and requirements set forth therein), and (ii) the implementation of deferred starting and end shift times (during a 2-hour band) that applies to fathers, mothers and caregivers of children under 12 years of age, which is required to be implemented within 1 year from the date of publication of this law.

The foregoing, as well as the implementation of new labor regulations, could have an adverse effect on our expenses and negatively affect our margins.

Consolidation in the beer industry may impact our market share.

In all the countries where we operate, we compete with local and international brands, especially in the beer and non-alcoholic categories. In the beer category, we compete against Anheuser-Busch InBev S.A./N.V. (“ABI”) and its subsidiaries, the largest beer company in the world. In the non-alcoholic categories in Chile we compete against the products of The Coca-Cola Company.

Our main competitor in the Chilean beer market is Cervecería Chile S.A., a subsidiary of ABI. In the past, Cervecería Chile S.A. has implemented aggressive commercial practices and, during the last few years, entered into a distribution agreement with Embotelladora Andina S.A. and Embonor S.A., the main bottlers of The Coca-Cola Company’s products in Chile, to strengthen its distribution network.

In Argentina, our main competitor is Cervecería y Maltería Quilmes S.A.I.C.A. y G. (“Quilmes”), a subsidiary of ABI. As a result of its dominant position and large size in Argentina, Quilmes has significantly larger economies of scale than us both in production and distribution.

Consequently, we cannot assure you that the level of competition will not increase in the future, and if we are not able to maintain brand loyalty with innovation, in line with changes in consumer preferences, purchasing patterns and marketing support, this could negatively affect our market share and pricing, and consequently affect our profitability.

We depend upon the renewal of certain license agreements to maintain our current operations.

Most of our license agreements include certain conditions that must be met during their term, as well as provisions for their renewal at their expiry date. We cannot guarantee that such conditions will be fulfilled, and therefore that the agreements will remain in place until their expiration or that they will be renewed, or that any of these contracts will not undergo early termination. Despite that over 70% of our sales volume are derived from proprietary brands, the termination of, or failure to renew our existing license agreements, could have an adverse impact on our operations.

Consolidation in the supermarket industry may affect our profitability.

The Chilean supermarket industry has experienced a consolidation process, which has increased the purchasing power of a few supermarket chains. As a result, we may not be able to negotiate favorable prices, which could negatively affect our sales and profitability.

Additionally, and despite having insurance coverage, this supermarket chain consolidation has the effect of increasing our exposure to counterparty credit risk, given the fact that we have more exposure in the event one of these large customers fails to fulfill its payment obligations to us for any reason.

Fluctuations in the cost of our raw materials may adversely impact our profitability.

We purchase malt, rice and hops for beer, sugar for soft drinks, grapes for wine, pisco and cocktails, and packaging materials, such as aluminum cans, glass bottles and PET resins to produce plastic bottles from local producers or in the international market. The prices of these materials are subject to volatility caused by market conditions, and have experienced significant fluctuations over time reflecting global supply and demand for commodities as well as other factors, such as fluctuations in exchange rates, climate and social events, geopolitical conflicts, like the Russian invasion of Ukraine, and supply restrictions derived from the COVID-19 pandemic, over which we have no control.

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

The shortage of critical raw and packaging materials, either due to changes in consumption patterns, the level of crop production around the world, quality and availability of raw materials, and/or problems associated with international trade logistics, especially in the case of raw and packaging materials purchased in markets outside of the countries where we operate, could affect our supply chain and negatively impact our production levels and, consequently, our results. This issue has become more relevant recently due to the COVID-19 pandemic, which has abruptly increased the demand for some packaging formats and has interrupted the normal operation of international trade logistics. On top of that, the conflict between Russia and Ukraine has increased the scarcity and the price of some raw materials, especially oil and food. If we face the interruption or lack of supply of critical raw and packaging materials, we cannot assure that we can obtain favorable prices or advantageous terms in their acquisition, which could negatively affect our results.

Furthermore, disruptions on international trade logistics have caused delays and difficulties on export shipments including significant increases in freights.

To reduce this scenario, the Company has taken actions such as the diversification of suppliers, long-term contracts, and higher levels of inventories of certain supplies.

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

A health crisis, pandemic or the outbreak of disease at a global or regional level, could have a negative impact on our operations and financial position. The above-mentioned circumstances could impede the normal operation of the Company, interrupt our supply chain, limit our production and distribution capacity, and/or generate a contraction in the demand for our products. A long period of economic uncertainty could have a material negative impact on our business, our access to financing and our financial results.

Any prolonged restrictive measures put in place to control an outbreak of a contagious disease or other adverse public health developments in any of our markets may have a material and adverse effect on our business operations. The extent of the impact of a pandemic on our business and financial condition will depend largely on future developments, including the duration of the pandemic, the impact on capital and financial markets and the related impact on consumers’ and industries’ confidence, all of which are highly uncertain and cannot be accurately predicted.

The Company has contingency plans to protect the health of the people and to maintain the continuity of our operation, but we cannot assure you that these plans will be sufficient to mitigate a material impact on our results and financial position from such events.

The COVID-19 pandemic has accelerated a change in lifestyles and preferences of our consumers. This could have an impact on our business, financial condition and results of operations.

The COVID-19 pandemic accelerated changes in the lifestyles and preferences of our consumers and generated a digital revolution. These changes require innovation to keep us competitive in line with the new consumption trends.

Additionally, the COVID-19 pandemic has caused a shortage of talent for certain business functions, which in turn has affected companies from all industries and across the globe, including ours. In the future, we may continue to encounter competition from other companies in our efforts to hire experienced professionals for both key internal roles and third-party contractor positions, which could make it difficult for us to identify sufficiently skilled and qualified people or to obtain all the necessary expertise locally or at reasonable rates due to the shortage of appropriately qualified individuals. Failure to obtain services from key personnel and/or third-party contractors with critical skills could adversely affect our business, results of operations and financial condition.

If we are unable to protect our information systems against data corruption, cyber-based attacks or network security breaches, our operations could be disrupted.

We are increasingly dependent on information technology networks and systems, including the Internet, to process, transmit and store information. In particular, we depend on our information technology infrastructure, including data centers, for sales, production, planning and logistics, marketing activities and electronic communications within the Company and with our clients, suppliers and our subsidiaries. Security breaches of this infrastructure can create system disruptions, shutdowns or unauthorized disclosure of confidential information. If we are unable to prevent such breaches, our operations could be disrupted, or we may suffer financial damage or loss because of lost or misappropriated information. The Company has developed a cybersecurity plan which addresses critical aspects, but we cannot assure you that these measures will be sufficient.

Possible regulations for labeling materials and the advertising of alcoholic beverages and other food products in the countries in which we operate could adversely affect us.

Law N° 20,606 of 2012 and Law N° 20,869 of 2015, relating to the Nutritional Composition of Foods and their Advertising and the complementary regulations, in force since June 2016, establish certain restrictions on the advertising, labeling and marketing of foods classified as “high” in certain defined critical nutrients, which affects a part of our portfolio of non-alcoholic beverages.

In August 2021, Law N° 21,363 was published establishing regulations regarding commercialization and advertising of alcoholic beverages, including, among others, the incorporation of warnings about the consumption of alcohol on labeling and promotional materials, the obligation to inform the energy content of the products on labeling, time restriction for advertising, and prohibited promotional activities or advertising of alcohol in relation to sport and cultural activities. These measures will enter into force immediately or deferred as established in the aforementioned Law. This Law and regulations could affect our alcoholic beverages portfolio and certain marketing activities.

Currently, a bill is being discussed in Chilean Congress to amend Law N° 18,455, which sets standards on the production, processing and marketing of alcoholic beverages and vinegars, in matters relating to information on ingredients and mandatory nutritional information, as well as the incorporation of warning labels established for foods rated “high” in certain defined critical nutrients, when applicable.

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

All our non-alcoholic beverage categories are developed under the Chilean Food Sanitary Regulations, and each country is governed by the existing regulations and, in special cases, the Catholic University and INTA are consulted.

Our certifications include: (i) Hazard Analysis and Critical Control Points (“HACCP”), (ii) ISO 22000, (iii) FSSC 22000 and (iv) British Retail Consortium (“BRC”).

Our insurance coverage may be insufficient or inadequate to cover certain losses we may incur.

Our insurance coverage is in line with our internal policies and in line with the industry standards. In the case of extraordinary events, our insurance may be insufficient to cover certain losses. As of the date of this annual report, we maintain full-risk insurance coverage for our physical assets, including machinery malfunctions and damage due to stoppages and earthquakes for all of our assets. Our insurance policies are subject to deductibles and coverage limits, and despite being in line with industry standards, may not be adequate to provide coverage for certain claims. Moreover, the insurance market remains cyclical and catastrophic events can change the state of the insurance market, leading to sudden and unexpected increases in premiums and deductibles or unavailability of coverage for reasons unrelated to our business. Additionally, we cannot guarantee that future policies will not have terms that are less favorable than those currently in place.

There can be no assurance that, due to the effects of climate change events and increased social unrest, among others, our existing insurance coverage will continue to be available, or available on commercially reasonable terms or at commercially reasonable prices, or that the amounts for which we are insured, or the proceeds of such insurance, will fully compensate us for our losses.

The occurrence of material adverse events, losses or other damages that are not partially or fully covered by insurance or that exceed our insurance limits could result in unexpected additional costs and could have a material adverse effect on our business, financial condition and results of operations.

RISKS RELATING TO CLIMATE CHANGE

Water supply is essential to the development of our businesses.

Water is an essential component for the production of our beverage products and the irrigation of our fields. Any failures in our water supply, regulatory changes that limit the use of this resource, water scarcity due to climate change, or a contamination of our water sources, could negatively affect our sales and profitability.

As a commitment to the environment and natural resources, the Company has implemented long-term policies to develop a responsible and sustainable use of water. Through its 2020 Environmental Vision plan, initiated in 2010, the Company reduced the consumption of this resource by approximately 49% per liter produced as of 2020. Furthermore, through the 2030 Environmental Vision plan, the Company committed to continue optimizing the consumption of water per liter produced, by reaching a goal of 60% decrease in consumption against 2010.

In January 2022, the Chilean Congress approved a bill introducing changes to the Chilean Water Regulation (
Código de Aguas
), which had been was under discussion since 2011. This bill was published on April 6, 2022, and establishes, among other things: (i) a new regime for the constitution of rights to use water temporarily which will be applicable to future water rights granted, (ii) an expiration system for the non-use of water when the necessary infrastructure for its use is not constructed and such water rights appear in the patent payment list for no use for a certain period, (iii) a deadline for regularization and registration of water rights, (iii) the regulation of the environmental, scenic, landscape and social function of waters, (iv) the obligation to inform to the
Dirección General de Aguas
(“DGA”) (the Chilean water authority) any changes of the uses of water rights, (v) the obligation to form underground water communities in certain areas declared as restriction or prohibition zones, and (vi) the recognition of the access to water as a Human Right.

Furthermore, decrees issued by the DGA declared restriction and prohibition zones for the constitution of rights to use groundwater, establishing the obligation to create communities of groundwater, which in turn could restrict the exercise of rights that the Company currently owns as well as the change in its extraction points. Without prejudice to the foregoing, the President has the capability to declare, during a period of extraordinary drought, due to a request by, or based on a report of, the DGA, a water scarcity zone for a maximum period of one year, in which the DGA could redistribute water available in natural sources and authorize the extraction of water from superficial or ground sources.

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

Chile has been affected in the past by several natural disasters, earthquakes, including large floods, mudslides and wildfires. To mitigate the impacts of these events or others, the Company has specially designed contingency plans and associated insurance. The effects of natural disasters could increase as a result of climate change.

New applicable environmental regulations could affect our business.

CCU’s operations are subject to local, national and international environmental norms and regulations. These regulations cover, among other things, emissions from different sources, noise, disposal of solid and liquid wastes, the temporary storage of residuals, and other activities inherent to our industry. On this topic, on June 1, 2016, Law N° 20,920 was enacted and established a framework for waste management and extended producer responsibility, and stimulation of recycling (“REP Law”), with the objective of lowering the generation of waste of priority products as determined by the bill and fostering recycling of the waste. On November 30, 2017, the Regulations on Procedures of the REP Law were published. On March 16, 2021, the collection, valorization and other associated obligations for packaging materials were published. See “Item 4: Information on the Company – E. Environmental Matters.”

Additionally, on August 13, 2021, Law N° 21,368 was published, which regulates single-use plastic products and plastic bottles, and strengthens returnability. The bill requires (i) that disposable plastic bottles that are commercialized must be manufactured containing a percentage of plastic that has been collected and recycled within the country in the proportions to be established by means of a regulation to be issued within 18 months as of the date of publication of the law, with a minimum of 15% in 2025 (the above regulation is still pending); (ii) retail businesses (including e-commerce and delivery applications) to have returnable plastic bottles for beverages (excluding alcoholic and dairy products), effective for supermarkets 6 months as of the date of publication of the law and two years for all other retailers; and (iii) prohibits establishments that sell food from using any kind of non-recyclable single-use containers, on premise and for deliveries, with effective dates depending on the establishment and the kind of plastic used.

On June 13, 2022, Law N° 21,455
Ley Marco de Cambio Climático
was published, which establishes a legal framework to deal with the challenges presented by climate change for the country, in order to achieve and maintain Greenhouse Gas (“GHG”) emissions neutrality by 2050. To achieve this mitigation goal, the law establishes management instruments at the national, regional and local levels and determines the environmental institutional framework for climate change, assigning specific functions and responsibilities to each of the national, regional and collaborating bodies that comprise it, with the Ministry of the Environment being the national authority in this matter. Additionally, it creates a National System of Access to Information and Citizen Participation on Climate Change that will be administered and coordinated by the Ministry of the Environment, and establishes guidelines and financial mechanisms to face climate change The law mandates the Ministry of Public Works to prepare the Strategic Plans for Water Resources in Basins, in order to contribute to water management, identify water gaps in surface and ground water and establish water balance and water level projections.

In Argentina, in October 2021, a bill that establishes minimum environmental protection standards for the integral management of containers and post-consumer containers throughout the national territory was submitted to Congress for consideration. The bill aims to prevent and reduce the impact of containers in the environment, introducing the principle of extended producer responsibility.

The Company takes special care and consideration with compliance with environmental regulations and contributes by actively participating through the associations that represent the different industrial sectors, in public/private discussion groups for the development and implementation of new regulations in this area. Additionally, through its 2030 Environmental Vision plan, the Company is committed to continue reducing GHG emissions per liter produced to 50% over the next ten years, and to continue optimizing water consumption per liter produced to achieve a 60% reduction, both goals above 2010 levels. We are also committed to recovering 100% of our solid industrial waste, using 75% renewable energy, making 100% of our containers and packaging reusable, recyclable or compostable, and ensuring that our containers and packaging contain an average of 50% recycled material.

Although we cannot predict the impact of such measures at this time, possible future regulations could have an adverse effect on our business.

RISKS RELATING TO CHILE

We are substantially dependent on economic, political and social conditions in Chile, which may adversely impact the results of our operations and financial condition.

Chile is our most significant market. The Chile Operating segment generated 60.2% of our sales revenues in 2022, the International Business Operating segment (which includes Argentina, Bolivia, Paraguay and Uruguay) contributed 28.9%, and the Wine Operating segment, including the domestic markets in Chile and Argentina, as well as exports, accounted for 10.9% of revenues. Thus, our operating and financial performance is dependent, to a large extent, on the overall level of economic activity in Chile. The Chilean economy experienced an average annual growth rate (measured by GDP) of 3.2% between 2010 and 2022. In the past, slower economic growth in Chile resulted in a lower growth rate of consumption of our products and, consequently, adversely affected our profitability. Chile’s economic growth rate has been affected in the past by the disruption in the global financial markets by global recessions or a pandemic, as was the case in 2009 and 2020. Therefore, economic growth rates of past periods cannot be extrapolated to future performance.

Although Chilean inflation has been limited in the last ten years, Chile experienced strong inflationary pressures in 2022, reaching an inflation of 12.8% on an annual basis, after posting variations of 7.2%, 3.0%, 3.0% and 2.6% in 2021, 2020, 2019 and 2018, respectively, measured by changes in the consumer price index, reported by the
Instituto Nacional de Estadísticas
(INE). High levels of inflation and currency devaluation in Chile could adversely affect the Chilean economy and have a negative effect on our results. Even though the last estimates of the Central Bank of Chile forecast a reduction in inflation in 2023, we cannot assure you that Chilean inflation will not remain high in the future.

The measures taken in the past and particularly, during 2022, by the Central Bank of Chile to control inflation have included tightening the monetary policy and raising interest rates, which restricts credit availability and economic growth. Periods of higher inflation may also slow the growth rate of the Chilean economy, which occurred in 2022. Inflation is also likely to increase some of our costs and expenses, given that our supply contracts may be denominated in foreign currencies or indexed to the Chilean consumer price index. This could adversely affect our operating margins and financial results.

Furthermore, as an emerging and open economy, Chile is more exposed to unfavorable conditions in the international markets, which could have a negative impact on the demand for our products, as well as on third parties with whom we conduct business. In particular, the COVID-19 pandemic and Russia’s invasion in Ukraine have caused significant disruptions in global financial markets and increased commodity prices. Both the exchange rate and local interest rates have presented strong corrections compared to other economies, which has triggered an increase in the volatility of various asset prices. Additionally, since the end of 2019, Chile has experienced important political and economic changes, including the initiation of a process to draft a new constitution. The proposal presented for this process was rejected by a referendum in September 2022, and a greater commitment to fiscal spending. Later on, in January 2023, the Chilean Congress approved a new process to draft a constitution during 2023.

Any combination of lower consumer confidence, disrupted global capital markets and/or depressed international, economic conditions, greater commitment of public expending could have a negative impact on the Chilean economy and, consequently, on our business. In addition, a global liquidity crisis or an increase in interest rates could limit our ability to obtain the cash necessary to meet our commitments and, therefore, increase our financial expenses.

Any downgrading of Chile’s debt credit rating for domestic and international debt by international credit rating agencies may increase our financial costs or limit our access to capital markets.

Any future adverse revisions to Chile’s credit ratings for domestic and international debt by international rating agencies may adversely affect our ratings, our business, future financial performance, stockholders’ equity and the value of our securities. In addition, credit ratings affect the cost and other terms upon which we are able to obtain funding. Rating agencies regularly evaluate us and their ratings of our debt are based on a number of factors, including our financial strength and conditions affecting the financial services industry generally. There can be no assurance that rating agencies will maintain their current ratings or outlooks, and any downgrading in our debt credit ratings would likely limit our access to capital markets, increase our financial costs and adversely affect our results of operations and financial condition.

The relative liquidity and volatility of Chilean securities markets may increase the price volatility of our American Depositary Shares (“ADSs”) and adversely impact a holder’s ability to sell any shares of our common stock withdrawn from our American Depositary Receipt (“ADR”) facility.

The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. For example, the Santiago Stock Exchange, which is Chile’s principal stock exchange, had a market capitalization of approximately USD 170.5 billion as of December 31, 2022, while the New York Stock Exchange (“NYSE”) had a market capitalization of approximately USD 30.7 trillion and the NASDAQ National Market (“NASDAQ”) had a market capitalization of approximately USD 20.3 trillion as of the same date. In addition, the Chilean securities markets can be materially affected by developments in other emerging markets, particularly other countries in Latin America.

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

The financial position and results of our operations in Argentina are, to a considerable extent, dependent upon political, social and economic conditions in Argentina, as demand for beverage products generally depends on the prevailing economic conditions in the local market. In the past, Argentina has suffered recessions, high levels of inflation, currency devaluations and significant economic decelerations in various periods of its history. The following paragraph summarizes the evolution of some key economic indicators in Argentina:

During 2016, Argentina’s GDP contracted by 2.1% and inflation was close to 40%. In 2017, GDP growth was 2.8% and inflation close to 25%, showing a slight recovery in the economy. In 2018, Argentina once again entered into a recession and its GDP decreased by 2.6% and accumulated inflation reached 47.1%. Consequently, given that between 2016 and 2018 (three years) the cumulative inflation rate exceeded 100%, Argentina was deemed to be a hyperinflationary economy as of July 1, 2018 (for more information see “Note 2” of our Consolidated Financial Statements as of December 2022 included herein) pursuant to IAS 29. In 2019, the Argentine GDP contracted by 2.0% and inflation reached 52.9%. In 2020, the GDP contracted 9.9%, mainly due to the restriction measures taken to control the spread of the COVID-19 pandemic, while inflation reached 34.1%. In 2021, the GDP expanded 10.4%, and inflation reached 50.9%, while in 2022 GDP grew 5.2% and inflation reached 95.2%. Consequently, given that cumulative inflation between 2019 and 2022 exceeded 100%, Argentina continues to be considered a hyperinflationary economy.

If economic conditions in Argentina were to slow down or further contract, or if inflation continues to accelerate, or if the Argentine government’s ability to access the long-term financial markets to finance increased spending continues to be limited given the high levels of public sector indebtedness, Argentina’s economic growth and the financial health and results of our Argentine operations could be adversely affected.

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

The devaluation of the ARS negatively affects our results. Our Argentine subsidiaries use the ARS as their functional currency, and their Financial Statements are translated into CLP for consolidation purposes, which impacts their results and equity evaluations due to the translation effect. In addition, the cost of most of our raw materials in Argentina is indexed to the USD price. In 2022, the ARS versus USD had an average devaluation of approximately 36.9% and a year-end end of period devaluation of 72.1%. All of the above generated a translation effect on reported revenues, costs and expenses, as well as pressure on USD-indexed costs.

Given that it is not possible to predict future economic conditions in Argentina or when Argentina will cease to be considered a hyperinflationary economy for accounting purposes, we cannot predict how CCU’s businesses will be affected by the future economic context in Argentina.

Argentina’s legal regime and economy are susceptible to changes that could adversely affect our Argentine operations.

On September 1, 2019, the Argentine Central Bank issued Communication “A” 6,770, which established various exchange controls for exports and imports of goods and services, holding of foreign assets, non-resident operations, foreign financial debt, debts between Argentine residents, repatriation of profits and payment of dividends, among others. The Communication was issued in response to the publication of Decree N° 609/2019, pursuant to which the Argentine government implemented foreign exchange regulations originally until December 31, 2019, but subsequently extended for an indefinite period. Decree N° 609/2019 sets forth the obligation to convert the value of goods and services exported into Argentine pesos in the local financial system, in accordance with terms and conditions established by the Argentine Central Bank. All of these measures have negatively impacted the free import of goods and in practice restricted our ability to repatriate profits.

In 2020, 2021 and 2022, in an attempt to curb increasing inflation, the Argentine government applied various methods to directly and indirectly regulate price increases of various consumer goods, including beer. As of the date of this report, we are party to agreements with the Argentine government that require us to sell our products at a previously agreed-upon price.

Also, as of the date of this report, there are several restrictions on the pricing of our products, the transfer of currency and repatriation of capital that could affect our subsidiaries’ ability to make payments and could in turn adversely affect our business and results of operations. We cannot assure that these measures will change nor the extent to which they will impact our business and results of operations.

RISKS RELATING TO OUR ADSs

We are controlled by one majority shareholder, whose interests may differ from those of holders of our ADSs, and this shareholder may take actions that adversely affect the value of a holder’s ADSs or common stock.

As of December 31, 2022, Inversiones y Rentas S.A. (“IRSA”) a Chilean closely held corporation, directly and indirectly owned 65.87% of our shares of common stock. Accordingly, IRSA has the power to control the election of most members of our board of directors and its interests may differ from those of the holders of our ADSs. IRSA also has significant influence in determining the outcome of any corporate transaction submitted to our shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets and going-private transactions. In addition, actions by IRSA with respect to the disposal of the shares of common stock that it owns, or the perception that such actions may occur, may adversely affect the trading prices of our ADSs or common stock.

Chilean economic policies, currency fluctuations, exchange controls and currency devaluations may adversely affect the price of our ADSs.

The Chilean government’s economic policies and any future changes in the value of the CLP relative to the USD could adversely affect the USD value and the return on any investment in our ADSs. The CLP has been subject to nominal devaluations and appreciations in the past and may be subject to fluctuations in the future. For example, when comparing the average exchange rates for each period, the Chilean peso appreciated by 4.7% and 1.1% in 2017 and 2018, respectively, and depreciated by 9.5% and 12.7%, in 2019 and 2020, respectively, while it appreciated 4.0% in 2021 and depreciated 14.9% in 2022. When comparing the exchange rate as of the end of each period, the Chilean peso appreciated by 8.2% in 2017, depreciated 13.0% in 2018, depreciated 7.8% in 2019, appreciated 5.0% in 2020, and depreciated 18.8% and 1.1% in 2021 and 2022, respectively. See “Item 3: Key Information – A. Selected Financial Data – Exchange Rates.”

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

Because of the absence of legal precedent as to whether a shareholder that has voted both for and against a proposal, such as the depositary of our ADSs, may exercise withdrawal rights (as described in “Item 10. Additional Information – B. Memorandum and Articles of Association”) with respect to those shares voted against the proposal, there is doubt as to whether a holder of ADSs will be able to exercise withdrawal rights either directly or through the depositary for the shares of our common stock represented by their ADSs. Accordingly, for a holder of our ADSs to exercise its appraisal rights, it may be required to surrender its ADRs, withdraw the shares of our common stock represented by its ADSs, and vote those shares against the proposal.

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

Our current legal and commercial name is Compañía Cervecerías Unidas S.A. We are a public corporation (
sociedad anónima abierta
) organized by means of a public deed dated January 8, 1902, following the merger of two existing breweries, one of which traces its origins back to 1850, when Mr. Joaquín Plagemann founded one of the first breweries in Chile (in Valparaíso). By 1916, we owned and operated the largest brewing facilities in Chile. Our operations have also included the production and commercialization of soft drinks since the beginning of the last century, the bottling and selling of mineral water products since 1960, the production and commercialization of wine since 1994, the production and commercialization of beer in Argentina since 1995, the production and commercialization of pisco since 2003 and the production and commercialization of rum since 2007. Also, we had been involved in the production and commercialization of sweet snacks products from 2004 until December 2018.

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

In September 1992, we issued 4,520,582 American Depositary Shares (“ADSs”), each representing five shares of our common stock, in an international American Depositary Receipt (“ADR”) offering. The underlying ADSs were listed and traded on the NASDAQ, until March 25, 1999. Since that date, the ADSs have been listed and traded on the NYSE. On December 20, 2012, the ratio of ADSs to shares of common stock was changed from 1 to 5, to a new ratio of 1 to 2.

Prior to November 1994, we independently produced, bottled and distributed carbonated and non-carbonated soft drinks in Chile. In November 1994, we merged our soft drink and mineral water businesses with the one owned by Buenos Aires Embotelladora S.A. (“BAESA”) in Chile (PepsiCo’s bottler in Chile at that time) creating Embotelladoras Chilenas Unidas S.A. (“ECUSA”) for the production, bottling, distribution and commercialization of soft drink and mineral water products in Chile. Through ECUSA, we began producing PepsiCo brands under license. We have had control of ECUSA since January 1998, when the shareholders agreement was amended. On November 29, 1999, we purchased 45% of ECUSA’s shares owned by BAESA for approximately CLP 54,118 million. We currently own 99.98% of ECUSA’s shares. In January 2001, ECUSA and Schweppes Holdings Ltd. signed an agreement to continue bottling Crush and Canada Dry brands. See “Item 4. B. Business Overview – 4. Production and Marketing – Chile Operating segment”.

In 1994, we purchased 48.4% of the equity of the Chilean wine producer Viña San Pedro S.A. (“VSP”) for approximately CLP 17,470 million. During the first half of 1995, VSP’s capital was increased by approximately CLP 14,599 million, of which we contributed approximately CLP 7,953 million. From August through October 1997, VSP’s capital was increased again by approximately CLP 11,872 million, of which we contributed approximately CLP 6,617 million, plus approximately CLP 191 million in additional shares bought during October 1997 in the local stock market. Furthermore, in October 1998 and during 1999, we purchased additional shares in VSP through the local stock exchanges for an amount of approximately CLP 5,526 million. From March through June 1999, VSP’s capital was increased by approximately CLP 17,464 million, of which we contributed approximately CLP 10,797 million.

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

On April 17, 2003, the Schörghuber Group, at the time an indirect owner of 30.8% of our ownership interest, gave Quiñenco, also at the time an indirect owner of 30.8% of our ownership interest, formal notice of its intent to sell 100% of its interest in FHI to Heineken Americas B.V., a subsidiary of Heineken International B.V. As a result of the sale, Quiñenco and Heineken Americas B.V., the latter through FHI, became the only two shareholders of IRSA, the owner of 61.6% of our equity at that time, each with a 50% interest in IRSA. Heineken International B.V. and FHI subsequently formed Heineken Chile Ltda., to hold the latter’s 50% interest in IRSA. Therefore, Quiñenco and Heineken Chile Ltda. were the only two shareholders of IRSA, with 50% equity each at that time. On December 30, 2003, FHI merged into Heineken Americas B.V., which together with Heineken International B.V. remained as the only shareholders of Heineken Chile Ltda. In 2022, Heineken Chile Ltda. became Heineken Chile SpA, a Chilean corporation (
sociedad por acciones
)
whose current controller is Heineken International B.V., a Dutch limited liability company, subsidiary of Heineken N.V. The majority shareholder of Heineken N.V. is the Dutch company Heineken Holding N.V., a Dutch subsidiary of L'Arche Green N.V., which is a subsidiary of L'Arche Holdings B.V., the latter ultimately controlled by Mrs. C.L. de Carvalho-Heineken. Currently, Quiñenco and Heineken Chile SpA, are the only shareholders of IRSA, each with a 50% equity interest. As of March 31, 2023, and as of the date of this annual report, IRSA directly and indirectly owned 65.87% of our shares of common stock.

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

In 2008, the licensing contract that grants CCU Argentina the exclusive right to produce, package, commercialize and distribute Budweiser beer in Argentina, was extended until 2025. After subsequent capital increases, the last one in June 2008, Anheuser-Busch reduced its interest in CCU Argentina to 4.04% and we increased our participation to 95.96%. In April 2008, we bought the Argentine brewer Inversora Cervecera S.A. (“ICSA”) after receiving the approval of the Argentine antitrust authorities. CICSA paid an aggregate amount of USD 88 million to acquire ICSA. ICSA owns, among other assets, the Bieckert, Palermo and Imperial beer brands, which together represented approximately 5.8% of the Argentine beer market, and a brewery in Luján, Buenos Aires, with a nominal production capacity of 270 million liters per year.

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

In December 2010, CICSA acquired equity interests in Saénz Briones y Cía. S.A.I.C. and Sidra La Victoria S.A. Through this transaction, CICSA became the controlling shareholder of these companies. These companies own the assets used in the production, packaging and marketing of cider and other spirits businesses in Argentina, which are marketed through several brands, the most important cider and spirits brands are Real, La Victoria, Saénz Briones, 1888 and in spirits, El Abuelo. In 2015, Sidra La Victoria S.A. merged with and into Saénz Briones y Cía S.A.I.C.

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

In May 2014, CCU entered the Bolivian market through a partnership with Grupo Monasterio, acquiring 34% of Bebidas Bolivianas BBO S.A. (“BBO”). BBO produces and commercializes alcoholic and non-alcoholic beverages in Bolivia. CCU’s initial stake in BBO was 34%, which was obtained by a capital injection, and which contemplated the right of CCU to acquire additional interests that would enable it to own 51% of the shares of BBO in a second stage. This transaction also included contracts that allow BBO to operate CCU’s brands in Bolivia. The Company has recorded this investment under joint ventures and associated companies. In 2014, BBO acquired Cordillera beer brand from SABMiller.

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

On January 29, 2016, Aguas CCU and ECUSA exercised the call option, acquiring 48.07% and 0.92% of the shares of Manantial respectively. As a consequence, CCU is currently the indirect owner of 100% of the shares of Manantial, remaining as the only direct shareholders of Manantial: (i) Aguas CCU with 99.08% of the capital stock and (ii) ECUSA with 0.92% of the capital stock.

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

On September 6, 2017, CCU and CCU Argentina signed an offer letter with ABI (together with CCU Argentina, the “Parties”), under which the early termination of the “Budweiser” license agreement in Argentina was agreed to in exchange for the transfer to CCU Argentina of a portfolio of beer brands and cash payments, among other matters. This transaction was subject to the prior approval of the Comisión Nacional de Defensa de la Competencia (“CNDC”) and the Secretario de Comercio del Ministerio de Producción de la Argentina (“SECOM”), which are Argentina’s antitrust regulators. On March 14, 2018, SECOM, based on the CNDC’s favorable opinion, approved the transaction, pending review and approval by the CNDC of the terms and conditions of the definitive contracts in respect thereof. On April 27, 2018, after receiving the approval from CNDC and SECOM, the Parties were legally obliged to close the transaction. On May 2, 2018, the abovementioned transaction (the “Transaction”) was executed, which included, among other matters: (i) the early termination of the Budweiser brand license agreement in Argentina, between the Parties and (ii) the transfer to CCU Argentina of the ownership of the Isenbeck, Diosa, Norte, Iguana and Báltica brands, as well as the transfer of the licenses for Argentina of the international brands Warsteiner and Grolsch. In order to achieve an orderly transition of the aforementioned brands, the Transaction contemplates several contracts in which (i) CCU Argentina produces Budweiser, on behalf of ABI, for a period of up to one year; (ii) ABI produces Isenbeck and Diosa, on behalf of CCU Argentina, for a period of up to one year and (iii) ABI carries out the production and distribution of Iguana, Norte, Báltica, Grolsch and Warsteiner, on behalf of CCU Argentina, for a period of up to three years (the “Transition Brands”). As a consequence, as of May 2, 2018, CCU Argentina began commercializing Isenbeck and Diosa and ceased selling Budweiser. As part of the terms of the Transaction, CCU Argentina received from ABI a cash payment of USD 306 million, as part of its compensation for the early termination of the license contract for the Budweiser brand, as well as an additional USD 10 million for producing Budweiser on behalf of ABI for a year. CCU Argentina also received from ABI payments of up to USD 28 million per year, for a period of up to three years (through May 2021), which depended on the scope and length of the transition of the production and/or commercialization of the Transition Brands.

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

On September 4, 2018, CCU and 29 other companies in Chile, signed a Zero Waste to Landfill Clean Production Agreement (CPA), together with the Chilean government’s Sustainability and Climate Change Agency (ASCC) and the Recycling Industry National Association. In this agreement, the participanting companies committed to reducing to zero the waste that they send to landfills, within a period of two years.

In November of 2018, and as part of our electromobility plan, CCU began to operate the first 100% electric, high-tonnage truck in the country. With a capacity of up to 13 tons and a range of 280 kilometers, the heavy-load vehicle will be used to transport CCU’s products in Santiago. CCU’s goal is for electric trucks to represent 50% of the fleet by 2030.

At the end of 2018, CCU finalized the construction of the new distribution center as part of the CCU Renca Project. The new distribution center has a 22,500 square meter warehouse and uses 100% electricity-powered machinery, in addition to being a zero-waste-to-landfill operation.

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

In June, 2020, the Company placed corporate bonds in the Chilean Market in an aggregate amount of 6.5 million UF, of which Compañía Cervecerías Unidas S.A. placed 7-year bonds in an amount of 3 million UF and 10-year bonds in an amount of 2 million UF, with an interest rate of 0.85% and 1.20% per annum, respectively, while our subsidiary VSPT issued 5-year bonds in an amount of 1.5 million UF, with an interest rate of 0.5% per annum, reflecting the market’s confidence in CCU in the long term.

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

On March 24, 2021, IRSA acquired 5,780,000 shares of Compañía Cervecerías Unidas S.A. in Chile, equivalent to 1.56% of the ownership interest in CCU. Prior to such purchase IRSA directly owned 53.16% of CCU’s shares and had an indirect participation of 6.84% through its subsidiary Inversiones IRSA Limitada (amounting to a 61.56% direct and indirect ownership of CCU’s shares). Pursuant to Article 198 Section 5 of Law N° 18,045 (the “Chilean Capital Markets Law”) and Circular N° 1,514 of the CMF, IRSA made a partial tender offer (“Tender Offer”) for the acquisition of up to 16,390,172 ordinary shares of CCU S.A, including those in the form of ADSs, representing 4.44% of CCUS.A.’s share capital. The tender offer was conducted in Chile and the United States of America between May 19 and June 17, 2021, and during such period IRSA received tenders for 15,907,548 shares (including 4,884,800 shares represented by ADSs), representing approximately 4.31% of CCU’s share capital. Consequently, following acceptance of the shares tendered pursuant to the Tender Offer, IRSA became the direct and indirect holder of 65.87% of CCUS.A.’s shares.

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

In January 2022, the Company issued and placed a 10-year USD 600 million international bond, under Rule 144A and Regulation S of the US Securities Act of 1933, for general corporate purposes, reaching a yield to maturity of 3.365% (165 basis points spread) and at a coupon rate of 3.350%. This process began late 2021 and culminated in early 2022.

In April 2022, the company issued and placed in the Chilean Market 10-year bonds in a principal amount of UF 2 million (equivalent to CLP 70,222 million as of December 31, 2022) maturing on March 15, 2032, with an interest rate of 3.20% per annum. Also, in December 2022, the Company issued 20-year bonds, for a total of UF 4 million (equivalent to CLP 140,444 million at December 31, 2022) maturing on September 15, 2042. These bonds were placed with an interest rate of 2.72% per annum.

On April 28, 2022, CCU through its subsidiary, Compañía Cervecerías Unidas Argentina S.A. acquired 49% of the ownership of Aguas Danone de Argentina S.A. ("ADA"), accounted using the equity method, which includes the business of mineral waters, flavored waters and powdered juices with its brands Villavicencio, Villa del Sur, Levité, Ser and Brío. Also, in the same day, the subsidiary Compañía Cervecerías Unidas Argentina S.A., acquired 49,000 ordinary, nominative, non-endorsable shares of Aguas de Origen S.A. ("ADO"), reaching a 49% interest in this company. It should be noted that Aguas de Origen S.A. ("ADO"), is the continuation of the business of Aguas Danone de Argentina S.A., which was effective as of December 1, 2022. On November 30, 2022, we acquired from Holding Internationale De Boissons S.A.S. an additional 1% of the shares of "ADO", thus reaching a 50% shareholding in this company. This acquisition, which does not consolidate operationally, is in line with our strategy of being a regional multi-category beverage company. By the end of 2022, this business represents volumes of more than 5 million hectoliters.

Additionally
, in July 2022, the Company acquired the brand Volcanes del Sur, a premium beer brand in Chile.

On December 30, 2022, our subsidiary CPCh signed a series of contracts and agreements to acquire a controlling interest in D&D SpA, a company which specializes in premium frozen cocktails in Chile, mainly through the brand La Pizka. CPCh’s payment in respect of the acquired shares in D&D SpA was subject to the satisfaction of certain conditions, all of which were completed in January 2023. Consequently, we will begin to consolidate D&D SpA in our financial statements beginning in 2023.

In March 2023, the Company reached irrevocable and definitive agreements regarding Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A., which settled the exit of the Cartes group from those companies, and the incorporation of a new partner, Sudameris Bank S.A.E.C.A. Thus, as of March 1, 2023, the Company increased its participation in Bebidas del Paraguay S.A. from 50.005% to 55.007%, and in Distribuidora del Paraguay S.A. from 49.959% to 54.964%. Consequently, currently the only shareholders of the above-mentioned companies in Paraguay are CCU, through its subsidiary CCU Inversiones II SpA, and Sudameris Bank S.A.E.A.C. Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A are controlled by CCU (for more information see “Note 36 - Subsequent Events” of our Consolidated Financial Statements as of December 2022 included herein).

As of January 2023, 20 years have passed since the beginning of the strategic alliance with Heineken, which, as of the date of this annual report, is the second largest brewery in the world and a shareholder of CCU through a 50/50 joint venture with Quiñenco from 2002 to 2022, the Company multiplied its consolidated volumes by 3.4 times, and increased its Net income by 5.4 times.

Capital Expenditures

The capital expenditure figures for the last three years disclosed below reconcile to the Consolidated Statements of Cash Flows.

Our capital expenditures for the last three years were CLP 122,787 million, CLP 171,854 million and CLP 203,603 million, respectively. In the three-year period, the amount of capital expenditures totaled CLP 498,244 million, of which CLP 367,662 million was invested in Chile and CLP 130,582 million outside Chile.

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

During 2021, 63% of our capital investments were allocated to our operations in Chile. The main focus of these investments was to increase our production and distribution capacity for our products. We increased our beer brewing and packaging lines capacity, finished the first stage of the new non-alcoholic beverages production plant in Santiago, while we increased our capacity to process grapes in our wine business. In 2021, we continued with the investments on technology platform. The objectives of all of the above capital expenditures is to provide support and respond to market requirements.

During 2022, 79% of our capital investments were allocated to our operations in Chile. The main focus of these investments was to complete ongoing projects that increased our production and distribution capacity; with focus on brewing capacity and packaging lines in Chile and Argentina. We also implemented a new non-alcoholic beverage packaging line at our Embotelladora CCU Renca plant, in Santiago. We continue to invest to respond to market and consumer trends.

The following table shows our primary capital expenditures for the period 2020 - 2022. See “Item 5: Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Capital Expenditures” for the 2023 - 2026 period.

	2020	2021	2022
	(millions of CLP)
Chile	98,237	108,080	161,345
Abroad	24,550	63,774	42,258
Total	122,787	171,854	203,603

B.	Business Overview

1)	Summary

CCU is a multi-category beverage company with operations in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. CCU is one of the largest players in each one of the beverage categories in which it participates in Chile, including beer, soft drinks, mineral and bottled water, juice, wine, cider and pisco, among others. CCU is the second-largest brewer in Argentina and also participates in the cider, spirits and wine industries. Also, in Argentina, the Company participates in a joint venture with Danone in the mineral and flavored water business. In Uruguay and Paraguay, the Company is present in the beer, mineral and bottled water, soft drinks, wine, and juice categories. In Bolivia, CCU participates in the beer, water, soft drinks, juice and malt beverage categories. In Colombia, the Company participates in the beer and malt beverage industry. The Company’s principal licensing, distribution and / or joint venture agreements include Heineken Brouwerijen B.V., PepsiCo Inc., Seven-up International, Schweppes Holdings Limited, Société des Produits Nestlé S.A., Pernod Ricard Chile S.A., Promarca S.A. (Watt’s), Red Bull Panamá S.A., Stokely Van Camp Inc., and Coors Brewing Company.

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

In 2015, the Committee of International Business was created, which brought together management of business activities in Argentina, Uruguay and Paraguay. Following this, the Río de la Plata Operating segment (consisting of the business activities referred to above) was renamed as the International Business Operating segment. The Committee of International Business also represents and looks after the interests associated with investments in Colombia, which continue to report their results under Equity and Income of JVs and are associated on a consolidated basis.

At the end of 2018, CCU launched the 2019-2021 Strategic Plan, which was based on three Strategic Pillars: Growth, Profitability and Sustainability. Our plan had six strategic goals: (1) grow profitably in all our business units; (2) strengthen our brands; (3) continue to innovate; (4) execute our “ExCCelencia CCU” program to capture additional efficiencies; (5) continue working towards the integral development of our employees; and (6) continue taking care of our planet through the development and implementation of our 2030 Environmental Vision plan.

In 2022, we launched our 2022-2024 Strategic Plan, which renewed our commitment to our three Strategic Pillars: Growth, Profitability and Sustainability. The Plan has five strategic goals: (1) promote growth in profits based on operating efficiency, synergies, scale optimization and brand loyalty; (2) give our personnel and organization the necessary competencies to adapt to new challenges; (3) continue to take care of our planet through the implementation of our 2030 Environmental Vision plan; (4) accelerate portfolio innovation; and (5) enhance the “CCU Transformation” program, which seeks to build efficiencies through key areas of the Company.

In 2023, the 2022-2024 Strategic Plan will be enhanced by the implementation of “HerCCUles 2023”, a recovery profitability plan, which encompasses six pillars: (i) maintain business scale, (ii) strengthen revenue management efforts, (iii) enhance the “CCU Transformation” program to deliver efficiency gains in costs and expenses, (iv) optimize CAPEX and working capital, (v) focus on core brands and high volume/margin innovations, and (vi) continue investing in our brand equity.

2)	Overview

Overview:
Chile Operating segment

We estimate that our weighted volume market share for the Chile Operating segment was approximately 45.2%, 46.2%, 45.2% in 2020, 2021 and 2022, respectively. The calculation of the weighted average for past periods includes markets and industries that CCU entered at a later date. Weighted volume market share includes all categories in which CCU participates in the Chilean domestic market, excluding HOD, powder drinks and energy drinks (for 2021 and 2022 figures), according to Nielsen figures.

We produce and sell alcoholic and non-alcoholic beverages in Chile. In the beer category, we carry a wide portfolio of products which includes premium, mainstream and convenience brands, which are primarily marketed under different proprietary brands and licensed brands. We are the exclusive producer and distributor of Heineken, Sol and Coors beer in Chile; the exclusive distributor of imported Blue Moon beer, Birra Moretti and Edelweiss beer and we produce and distribute Kunstmann, Dolbek, Guayacan, Mahina, Szot, Volcanes del Sur, Polar Imperial, Patagonia and Austral beer in Chile via distribution or license agreements.

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

As part of CCU’s innovation and digital transformation initiatives, we broadened our e-commerce sales channels through the launch of a modern online sales website in Chile during 2019, called “La Barra”, providing a new experience for consumers through home delivery of our portfolio. During 2022, through La Barra, we delivered products to over 73,987 households in Chile.

In Argentina, Bolivia, Paraguay and Uruguay we use our own sales force, as well as third party distributors.

Plasco, a subsidiary of CCU, produces nearly all plastic caps and injected preforms we use to produce plastic bottles in the Chile Operating segment.

Overview:
International Business Operating segment

We estimate that our weighted volume market share for the International Business Operating segment was approximately 17.7%, 18.0% and 18.1% in 2020, 2021 and 2022, respectively.

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

In Uruguay, through our subsidiaries, we produce and distribute mineral water under the Nativa and Nix brands, carbonated soft drinks under the Nix brand, juices under Watt´s brand, isotonic beverages under FullSport brand. Also, we export FullSport to Paraguay. Also, we distribute imported wine, from VSPT, under the brand Misiones de Rengo, Finca La Celia and Eugenio Bustos. Also, we have a license to distribute imported beer in Uruguay including the following brands: Heineken, Schneider, Imperial, Kuntsmann, Miller, Amstel and Escudo Silver.

In Paraguay, through our subsidiaries, we produce and distribute carbonated soft drinks under the brand Pulp, Puro Sol for juices and La Fuente for mineral water. Also, we have a license to produce and distribute juices under the Watt’s brand and a license to distribute beer under the Heineken, Amstel, Sol, Paulaner and Kunstmann brands. We also import from Uruguay the isotonic beverage FullSport. In craft beers, we have the Sajonia brand and its varieties, which are produced locally.

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

Overview:
Wine Operating segment

VSPT produces and markets a full range of wine products for the Chilean and Argentine domestic markets and export markets, reaching over 80 countries. The weighted average volume market share was 18.9%, 19.1% and 19.9% in 2020, 2021 and 2022, respectively. The calculation of the weighted average for past periods includes markets and industries that CCU entered at a later date. In 2022, VSPT’s sales amounted to approximately 36.6% of total measured domestic industry sales by volume in Chile, according to Nielsen, and 12.6% of total Chilean wine export sales by volume, when excluding bulk wine, according to Wines of Chile Association.

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

In Colombia, CCU entered into a series of contracts and agreements with Grupo Postobón, by which the parties agreed to initiate a joint agreement for the manufacturing, commercialization and distribution of beer and malt based non-alcoholic beverages through CCC in Colombia. CCC is a 50-50 joint venture between CCU and Grupo Postobón, in which neither party exercises full control; thus, CCU uses the equity method to account for this investment. CCC has exclusive contracts to import, produce and distribute Heineken, Amstel, Murphys, Buckler, Coors Light, Tecate and Sol in Colombia. In 2016, CCC acquired the brand and assets related to the craft beer brand “3 Cordilleras” of Artesana Beer Company S.A. As of April 2017, the Miller Lite and Miller Genuine Draft brands were incorporated by means of a license agreement for the development and/or marketing of these brands in Colombia. In August 2017, through its subsidiary CCU Inversiones ll Ltda., CCU acquired 50% of the shares of ZF CC, in which Grupo Postobón holds the remaining 50%. Until November 2019, the main purpose of ZF CC was to act exclusively as an industrial user of one or more free-trade zones in Colombia, providing toll manufacturing services to CCC, which was the company that produced, marketed and distributed beer and malt beverages. Since November 2019, ZF CC is producing and selling to CCC, which continues to market and distribute our products. In February 2019, CCC launched Andina, our first mainstream beer brand produced locally in the new brewery, located north of Bogota, in the municipality of Sesquile, Cundinamarca. Also, CCC began producing in the plant our licensed global brands, including Heineken and Tecate, among others. In July 2019, CCC launched our first malt-based soft drink, Natumalta, aligned with Grupo Postobón’s leadership in soft drinks in Colombia. At the end of October of 2019, we launched Andina Light, and at the end of 2019, a new contract was signed with Coors Brewing Company D/B/A Molson Coors International (“MCI”), for the production, marketing and distribution of the Miller Lite and Miller Genuine Draft brands.

In Argentina, on April 28, 2022, CCU through its subsidiary, Compañía Cervecerías Unidas Argentina S.A. acquired 49% of the ownership of Aguas Danone de Argentina S.A. ("ADA"), which operates in the mineral waters and flavored waters business through its brands Villavicencio, Villa del Sur, Levité, Ser and Brío. This transaction included share acquisition and capital contributions. Furthermore, on April 28, 2022, the subsidiary Compañía Cervecerías Unidas Argentina S.A., acquired 49% interest on Aguas de Origen S.A. ("ADO"). It should be noted that Aguas de Origen S.A. ("ADO"), is continuing the business of Aguas Danone de Argentina S.A. Finally, on November 30, 2022, our subsidiary Compañía Cervecerías Unidas Argentina S.A. aquiered an additional 1% of the shares of "ADO", reaching a 50% interest in this company.

3)	The Beverage Market 1

The Beverage Market:
Chile Operating segment

The Chilean beer industry had an estimated size of 1,036 million liters in 2022. The main packaging presentations are non-returnable aluminum cans, returnable and non-returnable glass bottles, while the predominant distribution channels are the off-premise channel, the latter mainly composed by liquor stores and convenience stores, and supermarkets.

The non-alcoholic beverages market in Chile consists of both carbonated and non-carbonated beverages. The principal types of carbonated beverages are colas, non-colas and carbonated mineral bottled water. The non-carbonated beverages are fruit juices, functional drinks and non-carbonated mineral, purified and flavored bottled water. The main packaging presentations for non-alcoholic categories are non-returnable and returnable plastic bottles. In 2022, the Chilean carbonated soft drink industry had an estimated size of 2,344 million liters; the water
2
industry had an estimated size of 865 million liters; the nectar and juices
3
industry had an estimated size of 396 million liters; and the functional drinks
4
industry had a size of 216 million liters.

The following table sets forth Nielsen estimates as to the percentage of total carbonated soft drinks sales in Chile, represented by each of the two principal categories of carbonated soft drinks during the last three years:

Type	2020	2021	2022
Colas	60%	58%	60%
Non-colas	40%	42%	40%
Total	100%	100%	100%

1	The source of the size of each industry is GlobalData: Quarterly Beverage Forecast, with the exception of the beer industry in Argentina, which corresponds to an internal estimate.
2	Includes HOD, packaged water, flavored water and enhanced water.
3	Includes Nectars, juices and still drinks.
4	Includes Sports drinks, Energy drinks and iced tea.

Traditionally, beer, wine and pisco have been the principal alcoholic beverages consumed in Chile. Pisco is a distilled wine spirit, produced in the regions of Atacama and Coquimbo in the north of Chile. The spirits industry had an estimated size of 98 million liters in 2022.

The beverage excise taxes in Chile are as shown in the following table:

Category	Current Excise Tax
Beer	20.5%
Wine	20.5%
Spirits	31.5%
Sugar containing Softdrink (1)	18.0%
No sugar containing Softdrink (2)	10.0%
Flavored Water	10.0%
(1) more than 15 gr / 240 ml of sugar
(2) with 15 gr / 240 ml or less of sugar

The Beverage Market:
International Business Operating segment

In Argentina, beer and wine have been the principal alcoholic beverages consumed in this country. In 2022, the Argentine beer industry had an estimated size of 2,273 million liters; the spirits industry had an estimated size of 160 million liters; and the cider industry had an estimated size of 107 million liters.

The following table shows current nominal Argentinean excise taxes:

Category	Current Excise Tax
Beer	14.0%
Whisky	26.0%
10% - 29% alcohol content	20.0%
30% or more alcohol content	26.0%
Wine - cider	0.0%
Flavored soft drinks, mineral water and juices	4.0% - 8.0%

In Uruguay, we participate in the beer and non-alcoholic beverages categories since our entrance to the market in 2012, with both proprietary and under license brands. Later, in 2019 we added wine into our portfolio. In 2022, the Uruguayan beer industry had an estimated size of 104 million liters; the wine
5
industry had an estimated size of 69 million liters; the carbonated soft drink industry had an estimated size of 357 million liters; the water
6
industry had an estimated size of 463 million liters; and the nectar and juices
7
industry had an estimated size of 37 million liters.

In Paraguay, we participate in the beer and non-alcoholic beverages categories since our entrance to the market in 2013, with both proprietary and under license brands. Later, in 2020 we added wine into our portfolio. In 2022, the Paraguayan beer industry had an estimated size of 346 million liters; the wine industry had an estimated size of 60 million liters; the carbonated soft drink industry had an estimated size of 601 million liters; the water
6
industry had an estimated size of 433 million liters; and the nectar and juices
6
industry had a size of 79 million liters.

In Bolivia, we participate in the beer and non-alcoholic beverages categories, with both proprietary and under license brands. Our operation in Bolivia is consolidated in our Income Statements since August 2018. In 2022, the Bolivian beer industry had an estimated size of 363 million liters; the carbonated soft drink industry had an estimated size of 1,151 million liters; and the water
6
industry had an estimated size of 258 million liters.

5	Includes still wine, sparkling wine and fortified wine.
6	Includes HOD, packaged water, flavored water and enhanced water.
7	Includes Nectars, juices and still drinks.

The Beverage Market:
Wine Operating segment

The Chilean wine
8
industry had an estimated size of 262 million liters in 2022. Wines in Chile can be segmented by product type. Chilean wineries produce and sell premium, varietal and popular-priced wines within the domestic market. Premium wines and many of the varietal wines are produced from high-quality grapes, aged and packaged in glass bottles. Popular-priced wines are usually produced using non-varietal grapes and are not aged. These products are generally sold in either cartons or jug packaging.

4)	Production and Marketing

Production and Marketing:
Chile Operating segment

The production, marketing and sales of beverages in Chile generated net sales of CLP 1,242,763 million, CLP 1,578,152 million and CLP 1,673,349 million, in 2020, 2021 and 2022, respectively, or 66.9%, 63.5% and 61.7% of CCU’s consolidated Net sales in those years. Our sales by volume in Chile decreased 2.1% in 2022.

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

Our brands Cristal and Escudo are the best-selling proprietary parent beer brands in Chile. Other relevant proprietary parent brands are: Royal Guard, our premium beer brand; Morenita, our dark beer brand; Dorada, our convenience brand; and Stones, a flavored sweetened beer with 2.5% alcohol content. From time to time, we introduce innovations and brand extensions to our most relevant brands. For example, during 2022 we introduced the following: Royal Guard Cero, Heineken Silver and Patagonia Black Lager. Additionally, we added Volcanes del Sur beer brand to our portfolio and we launched a new non-returnable glass bottle of 650 ml to complement our presence in the middle size beer market.

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

8	Includes still wine, sparkling wine and fortified wine.

The following table shows our proprietary parent beer brands, brands produced under license and brands imported under license for the Chilean Market:

Premium	Mainstream	Convenience
Royal Guard	Cristal	Dorada
Royal Guard Cero (2)	Cristal Cer0,0° (2)
Heineken (1)	Escudo
Heineken 0.0 (2)(3)	Morenita
Heineken Silver (3)	Stones
Austral (1)(5)	Andes
Polar Imperial (1)	Bavaria
Kunstmann
D’olbek
Sol (1)
Coors (3)
Blue Moon (4)
Szot (5)
Guayacán (5)
Birra Moretti
Patagonia
Mahina
Edelweiss
Volcanes del Sur
(1) Produced under license.
(2) Non-alcoholic beer.
(3) Imported/Produced under license.
(4) Imported.
(5) Distribution contract.

Our beer products sold in Chile are bottled or packaged in returnable and non-returnable glass bottles, aluminum cans, non-returnable plastic bottles or stainless-steel kegs at our main production facilities in the Chilean cities of Santiago, Temuco, Valdivia, and Punta Arenas.

During the last three years we sold our beer products in Chile in the following containers:

Percentage of Total Beer Products Sold
Container	2020	2021	2022

Returnable (1)	17%	12%	13%
Non-returnable (2)	82%	86%	84%
Returnable kegs (3)	1%	2%	3%
Total	100%	100%	100%

(1)	Returnable beer containers include glass bottles of various sizes.
(2)	Non-returnable beer containers include glass bottles and aluminum cans, both of assorted sizes.
(3)	Returnable kegs are stainless steel containers, which have a capacity of 20, 30 and 50 liters.

The following table sets forth our beer sales volume breakdown in Chile by category, for each of the last three years:

Category	2020	2021	2022
Premium	27%	43%	45%
Mainstream	69%	55%	53%
Convenience	4%	2%	2%
Total	100%	100%	100%

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

In 1994, our subsidiary ECUSA and Cadbury Schweppes plc (“Cadbury Schweppes”), the latter through its subsidiaries CS Beverages Ltd. and Canada Dry Corporation Ltd., entered into license agreements for all Cadbury Schweppes products. On December 11, 1998, The Coca-Cola Company announced an agreement with Cadbury Schweppes to acquire certain of the latter’s international beverage brands, including those licensed to ECUSA, and in August 1999 the agreement was reported to have been consummated. In September 2000, after more than a year’s litigation, both in Chile (suits at civil courts and antitrust authorities) and England (arbitration under ICC rules), ECUSA and The Coca-Cola Company reached an agreement superseding ECUSA’s previous license contracts with CS Beverages Ltd. and Canada Dry Corporation Ltd. The new agreement, referred to as the “Bottler Contract”, was executed between ECUSA and Schweppes Holdings Ltd., concerning the Crush and Canada Dry brands, and was approved by the Chilean antitrust commission, thus putting an end to the proceeding regarding the Cadbury Schweppes brands issue and dismissing all complaints filed in consideration of the agreement. On January 15, 2009, the parties executed an amendment to the Bottler Contract which, among others, extended its duration until December 31, 2018, renewable for consecutive five-year periods, subject to compliance with the contract conditions. The contract was renewed until December 31, 2023.

In August 2002, we began importing, selling and distributing Gatorade, a sport drink. In March 2006, a new franchise commitment letter and exclusive bottling appointment (“Gatorade Contracts”) were executed between ECUSA and Stokely Van-Camp, Inc., a subsidiary of PepsiCo, Inc., authorizing ECUSA to bottle, sell and distribute Gatorade products in Chile, for an initial term ending on March 31, 2010, automatically renewable for successive two or three-year periods if certain conditions set forth in the Gatorade Contracts were met. In October 2013, ECUSA and Stokely Van-Camp, Inc. entered into a Second Amendment to the Gatorade Contracts under which such Contracts were renewed for a period ending in December 2018, subject to automatic renewal for an additional period equal to the term of the Shareholders Agreement of Bebidas CCU-PepsiCo SpA (that is, 2043), upon satisfaction of certain conditions. Since said conditions were satisfied, the Gatorade Contracts were automatically renewed in December 2018 as stated above. Since October 2006, we have been producing Gatorade locally.

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

In line with our multicategory business strategy, in November 2015, we entered the ready-to-mix category through a joint operation agreement with Carozzi, for the production, commercialization, and distribution of instant powder drinks under the brands Sprim, Fructus, Vivo and Caricia. In December 2015 we started to distribute Red Bull in Chile. In line with our non-alcoholic beverage innovation initiative, we continue to strengthen Pepsi Zero (which launched late 2016 in the Chilean market), by increasing consumer interest through new packaging formats. From time to time, we and our partners introduce innovations and brand extensions to our most relevant brands. For example, in 2021, we and our partners introduced Kem Mix Tropical, Kem Xtreme Urban Blueberry, Pop Candy Flipe, Pop Candy Ambrosito, Watts Mango Light and Red Bull Red Sandia.

In November 2022, through a license with PepsiCo we added in Chile the brand Rockstar, an energy drink with natural ingredients, to strengthened our position as a leader in the energy drink category. Rockstar is among the three best-selling energy brands in the world, with a presence in the United States, Canada, the United Kingdom.

The following table shows the soft drink and water parent brands produced and/or sold and distributed by us through our non-alcoholic subsidiary ECUSA, during 2022:

Brand	Product Category	Ownership	Affiliation (1)
Bilz	Soft Drink, Non-Cola	Proprietary	CCU
Pap	Soft Drink, Non-Cola	Proprietary	CCU
Kem	Soft Drink, Non-Cola	Proprietary	CCU
Kem Xtreme	Soft Drink, Non-Cola	Proprietary	CCU
Nobis	Soft Drink, Non-Cola	Proprietary	CCU
Canada Dry Ginger Ale	Soft Drink, Non-Cola	Licensed	Schweppes
Canada Dry Agua Tónica	Soft Drink, Non-Cola	Licensed	Schweppes
Canada Dry Limón Soda	Soft Drink, Non-Cola	Licensed	Schweppes
Crush	Soft Drink, Non-Cola	Licensed	Schweppes
Pepsi	Soft Drink, Cola	Licensed	PepsiCo
Seven-Up	Soft Drink, Non-Cola	Licensed	PepsiCo
Lipton Ice Tea	Ice Tea	Licensed	PepsiCo
Mirinda	Soft Drink, Non-Cola	Licensed	PepsiCo
Gatorade	Isotonic	Licensed	PepsiCo
Adrenaline Red	Energy	Licensed	PepsiCo
Red Bull	Energy	Licensed	Red Bull
Frugo	Fruit-flavored beverage	Licensed	Promarca
Watt’s	Juice	Licensed	Promarca
Watt’s Light	Juice	Licensed	Promarca
Watt’s Selección	Juice	Licensed	Promarca
Cachantun	Mineral Water	Proprietary	Aguas CCU
Mas	Flavored Water	Proprietary	Aguas CCU
Mas Woman	Flavored Water	Proprietary	Aguas CCU
Porvenir	Mineral Water	Proprietary	Aguas CCU
Perrier	Mineral Water	Licensed	Nestlé
Nestlé PuraVida	Purified Water	Licensed	Nestlé & others
Manantial	HOD	Proprietary	Manantial
Vivo	Ready-to-mix	Licensed	Bebidas Carozzi CCU
Sprim	Ready-to-mix	Proprietary	Carozzi
Rockstar	Energy	Licensed	PepsiCo
(1)	CCU indirectly owns 50% of Promarca S.A. and 50.1% of Aguas CCU. ECUSA owns 50% of Bebidas Carozzi CCU. Aguas CCU and ECUSA own 99.08% and 0.92% of Manantial, respectively.

During the last three years, we sold our non-alcoholic beverage products in the following packaging formats:

	Soft drinks			Mineral, purified and flavored water
Container	2020	2021	2022	2020	2021	2022
Returnable (1)	17%	11%	9%	26%	22%	22%
Non-returnable (2)	82%	88%	89%	74%	78%	78%
“Post-Mix” (3)	1%	1%	2%	-	-	-
Total	100%	100%	100%	100%	100%	100%
(1)	Returnable soft drink containers include both glass and plastic bottles of assorted sizes. Returnable water containers include glass bottles of assorted sizes and returnable 20-liter jugs (HOD).
(2)
Non-returnable soft drink containers include glass and plastic bottles, and aluminum cans of assorted sizes. Non-returnable water containers include plastic bottles and certain glass bottles of assorted sizes.

(3)	Post-mix cylinders are sold specifically to on premise locations for fountain machines.

The following table shows the sales mix of our non-alcoholic beverages by category during each of the last three years:

Category	2020	2021	2022
Carbonated soft drinks
Colas
Licensed	21%	19%	20%
Non-colas
Proprietary	33%	30%	29%
Licensed	21%	21%	20%
Non-carbonated soft drinks
Juices
Licensed	19%	21%	20%
Others (1)
Licensed	6%	9%	11%

Soft drinks total	100%	100%	100%
Mineral water
Proprietary	40%	43%	42%
Licensed	0%	0%	0%
Purified water
Licensed	14%	13%	14%
Flavored water
Proprietary	20%	23%	22%
HOD	26%	21%	22%
Total Bottled Water	100%	100%	100%
(1)	Includes functional drinks and teas.

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

In 2023, CPCh entered into the frozen cocktail category with the brand La Pizka, to strengthen its premium segment portfolio.

The following table shows our parent pisco, cocktail and low Alcohol-By-Volume (“ABV”) brands:

Pisco and Cocktails			Cider	Low ABV

Premium	Mainstream	Convenience

Control C	Campanario	La Serena	Cygan	Mistral Ice
Mistral	Ruta Cocktail		Pehuenia	Iceberg
MOAI	Sol de Cuba		1888	Sierra Morena Ice
Horcón Quemado	Sabor Andino Sour			Hard Fresh
Tres Erres
Espíritu de los Andes
La Pizka

In June 2017, CPCh added the Peruvian brand Barsol to its portfolio through the acquisition of 40% of Americas Distilling Investments LLC, which is based in the United States and owns the Barsol brand and productive assets based in Peru.

Production and Marketing:
International Business Operating segment

Our International Business Operating segment generated Net sales of CLP 402,829 million, CLP 677,945 million and CLP 782,563 million, in 2020, 2021 and 2022, respectively, representing 21.7%, 27.3% and 28.9% of CCU’s consolidated Net sales in those years. The International Operating segment includes our operations in Argentina, Bolivia, Paraguay and Uruguay.

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

On April 28, 2003, CCU Argentina and Heineken Brouwerijen B.V., a subsidiary of Heineken International B.V., signed license and technical assistance agreements that provide us with the exclusive rights to produce, sell and distribute Heineken beer in Argentina commencing June 18, 2003. On October 12, 2011, we and Heineken Brouwerijen B.V. signed the Amended and Restated versions of the Trademark License Agreements which provide us with the exclusive rights to produce, sell and distribute Heineken beer in Argentina, in force as of January 1, 2011. These agreements have an initial term of ten years, and shall automatically be renewed on January 1 of each year for a new period of ten years, unless any party gives notice of its decision not to renew, in which case the agreements will be in force until the last renewal period expires. Heineken beer is the second-largest brand in terms of volume in the premium segment in Argentina.

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

On April 20, 2018, Bebidas del Paraguay S.A. and Heineken Brouwerijen B.V. signed a Distribution Agreement which provides us with the exclusive rights to sell and distribute Sol beer in Paraguay, effective as of January 1, 2018. This agreement has an initial term of five years and will automatically be renewed for subsequent three-year periods unless any party gives notice of its decision not to renew, in which case the agreements will be in force until expiration of the first period or the respective subsequent period. On April 20, 2018, Bebidas del Paraguay S.A. and Heineken Brouwerijen B.V. signed a Trademark License Agreement and a Distribution Agreement which provides us with the exclusive rights to produce, sell and distribute Heineken beer in Paraguay. This agreement has an initial term of five years from May 1, 2018 and will be automatically renewed for subsequent three-year periods unless any party gives notice of its decision not to renew. Therefore, and as agreed on June 11, 2018, the Trademark License Agreement entered on November 28, 2012, by CICSA and Heineken Brouwerijen B.V. was terminated with retroactive effects as of April 30, 2018 and, in its place, Heineken Brouwerijen B.V. and CICSA entered into a supply agreement which provides CICSA the non-exclusive right to sell and supply Heineken Lager in the Paraguayan market to Bebidas del Paraguay S.A., for a period of five years beginning on April 30, 2018. On November 1, 2019, Bebidas del Paraguay S.A. and Amstel Brouwerijen B.V. signed the Distribution Agreement which provides us with the exclusive rights to distribute Amstel beer in Paraguay, effective as of October 1, 2019. This agreement has an initial term of five years, and will be automatically renew for subsequent three-year periods, unless any party gives notice of its decision not to renew, in which case the agreement will be in force until expiration of the first period or the respective subsequent period. Additionally, as of January 2023 Bebidas del Paraguay S.A. is Heineken Brouwerijen B.V. distributor of Schin beer in Paraguay.

In 2013, we started exporting Heineken to Milotur, our subsidiary in Uruguay, and in 2015 to BBO, our then associated company in Bolivia. On June 4, 2013, CICSA, Milotur and Heineken Brouwerijen B.V. signed a trademark license agreement that provides us with the exclusive rights to produce, sell and distribute Heineken beer in Uruguay, in force as of May 1, 2013. This agreement has an initial term of ten years, and automatically renews on January 1 of each year for a new period of ten years, unless any party gives notice of its decision not to renew, in which case the agreements will be in force until the last renewal period expires. In Uruguay, we participate in the mineral water business with the Nativa and Nix brands, in soft drinks with the Nix brand, and in Watt’s branded juices and isotonic drinks with the Fullsport brand. In addition, we import Heineken, Schneider, Imperial, Miller, Amstel, Escudo Silver and Kunstmann beer.

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

In August 2016, CICSA signed a license and distribution agreement with Coors Brewing Company to manufacture, package, commercialize and distribute the Miller brands in Argentina. We started to commercialize and distribute Miller Genuine Draft in April 2017, and to produce MGD in our own facilities as of May 2017.

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

In 2012, in Argentina, the Company began the process of migrating to its new proprietary returnable bottle in place of the generic container currently used throughout the industry. The decision to implement this important project was based primarily on the change introduced by the main market player, who in 2011 started to replace the use of generic packaging by a proprietary container for one-liter returnable products. The proprietary container’s use results in significant important changes to our logistics processes, including the adaptation of the building structure of plants, the acquisition of specific equipment, the adaptation of production lines and agreements with glass bottle and crate suppliers in order to achieve the timely supply of the inputs required for our new bottling process. The introduction of these proprietary returnable bottles resulted in significant impacts on the industry’s value chain, with higher operating costs associated with the recovery and classification of packaging that significantly affects the industry’s level of profitability and return on capital employed (ROCE). This transition process required significant investments between 2012 and 2017, mainly in packaging, equipment and infrastructure. To partially finance these investments, bank loans were obtained in local currency with long repayment periods, mitigating the risk of exchange rate and interest rate fluctuations thereby minimizing the fluctuation risk. Due to the Transaction, CCU Argentina and ABI made certain agreements, such as the agreement that CICSA and Quilmes, may each use, without any payment or restriction whatsoever, the one litter returnable amber bottles, denominated as “proprietary”, of the other company (hereinafter the “Free Use of Bottles”). For this purpose, the Parties agreed that the term for the Free Use of Bottles will be three years, with the option to renew the term for three additional years in the event any of the Parties thereto has fulfilled certain investments in bottle requirements. At the end of the three- or six-year term, each party will be permanently authorized to use the other party’s proprietary bottles for up to 10% of its total bottled product (current authorization allows such use up to 0.5%). This agreement is favorable to CCU Argentina, as it will allow the company to obtain operational efficiencies.

In 2011, the Company started to export Schneider beer to Paraguay through Bebidas del Paraguay S.A., and in 2013 to Uruguay through Milotur. In Paraguay we participate in the beer and non-alcoholic categories since our entrance to the market in 2013, with the introduction of new brands and the acquisition of the craft beer brand Sajonia.

In 2018, the Company increased its stake from 34% to 51% in BBO. In Bolivia, CCU participates in the non-alcoholic beverages and beer business, with two plants located in the cities of Santa Cruz de la Sierra and Warnes. It also participates in the non-alcoholic beverage industry through the brand Natur-all, and in the carbonated soft drinks segment through the brands Mendocina, Sinalco and Malta Real. The latter is a soft drink with sugar based on malt, but without alcohol. BBO, with Mendocina and De La Sierra, also participates in the water category. In beers, it has the brands Real, Capital, Cordillera and Uyuni. In addition, sell and distribute Heineken and Kunstmann, imported beer brands.

Through our subsidiary, Compañía Cervecerías Unidas Argentina S.A., we acquired 50% of the ownership of Aguas Danone de Argentina S.A., which is involved in the business of mineral waters and flavored waters through its brands Villavicencio, Villa del Sur, Levité, Ser and Brío. This acquisition, which does not consolidate operationally, is in line with our strategy of being a regional multi-category beverage company. By the end of 2022, this business represents volumes of more than 5 million hectoliters.

At present we produce and market premium, medium-priced and popular-priced beer brands in the International Business Operating segment, which includes Argentina, Bolivia, Paraguay and Uruguay.

The following table shows our proprietary parent beer brands, brands produced under license and brands imported under license for the Argentinean market:

Premium	Mainstream	Convenience

Heineken (1)	Salta	Córdoba
Sol (1)	Santa Fe	Palermo
Kunstmann (2)	Schneider	Bieckert
Imperial	Norte	Báltica
Amstel (1)	Isenbeck	Diosa
Salta Cautiva		Iguana
Miller Genuine Draft
Grolsch (1)
Warsteiner (1)
Blue Moon (2)
(1)	Licensed.
(2)	Imported.

The following table shows our proprietary parent beer, wine, water and soft drinks brands, produced and/or imported under license for the market in Uruguay:

Brand	Product Category	Ownership	Affiliation

Heineken	Beer	Licensed (1)	Heineken Brouwerijen B.V.
Amstel	Beer	Licensed (1)	Heineken Brouwerijen B.V.
Schneider	Beer	Proprietary (1)	CCU
Kunstmann	Beer	Licensed (1)	CCU
Imperial	Beer	Proprietary (1)	CCU
Escudo Silver	Beer	Proprietary (1)	CCU
Miller	Beer	Licensed (1)	Coors Brewing Company
Misiones de Rengo	Wine	Proprietary (1)	CCU
Eugenio Bustos	Wine	Proprietary (1)	CCU
Finca La Celia	Wine	Proprietary (1)	CCU
Nix	Soft Drink	Proprietary	CCU
Watt´s	Juice	Licensed (2)	Promarca
Nativa	Water	Proprietary	CCU
Nix	Water	Proprietary	CCU
FullSport	Sport Drink	Proprietary	CCU

(1)	Imported
(2)	CCU indirectly owns 50% of Promarca.

The following table shows our proprietary parent beer and soft drinks brands, produced and/or imported under license for the market in Paraguay:

Brand	Product Category	Ownership	Affiliation

Heineken	Beer	Licensed (1)	Heineken Brouwerijen B.V.
Amstel	Beer	Licensed (1)	Heineken Brouwerijen B.V.
Paulaner	Beer	Licensed (1)	Paulaner Brauerei GmbH &Co KG
Kunstmann	Beer	Licensed (1)	CCU
Sajonia	Beer	Proprietary	CCU
Sol	Beer	Licensed (1)	Heineken Brouwerijen B.V.
Pulp	Soft Drink	Proprietary	CCU
Schin	Beer	Licensed (1)	Heineken Brouwerijen B.V.
Puro Sol	Juice	Proprietary	CCU
Watt´s	Juice	Licensed (2)	Promarca
La Fuente	Mineral Water	Proprietary	CCU
FullSport	Sport Drink	Proprietary (1)	CCU

(1)	Imported.
(2)	CCU indirectly owns 50% of Promarca.

The following table shows our proprietary parent beer and soft drinks brands, produced and/or imported under license for the market in Bolivia:

Brand	Product	Category	Affiliation

Heineken	Beer	Licensed (1)	Heineken Brouwerijen B.V.
Cordillera	Beer	Propietary	CCU
Real	Beer	Propietary	CCU
Capital	Beer	Proprietary	CCU
Uyuni	Beer	Proprietary	CCU
Kuntsmann	Beer	Licensed (1)	CCU
Mendocina	Soft Drink	Proprietary	CCU
Sinalco	Soft Drink	Licensed	Sinalco
De la Sierra	Water	Proprietary	CCU
Mendocina	Water	Proprietary	CCU
Malta Real	Malta based beverage	Proprietary	CCU
Natur-All	Non-alcoholic beverage	Proprietary	CCU

(1)	Imported.

The following table sets forth our beer sales volume in Argentina by category during each of the last three years, including exports to other countries:

Category	Argentina
	2020	2021	2022
Premium	35%	35%	36%
Mainstream	44%	47%	48%
Convenience	21%	18%	15%
Total	100%	100%	100%

Our beer products are bottled or packaged in returnable and non-returnable glass bottles, aluminum cans and stainless steel kegs at our production facilities. During the last three years, we sold our beer products in Argentina in the following packaging formats:

Container	Percentage of Total Beer Sold in Argentina
	2020	2021	2022
Returnable (1)	43%	45%	44%
Non-returnable (2)	56%	54%	55%
Returnable kegs (3)	1%	1%	1%
Total	100%	100%	100%

(1)	Returnable beer containers include glass bottles of various sizes.
(2)	Non-returnable beer containers include glass bottles and aluminum cans, both of assorted sizes.
(3)	Returnable kegs refer to stainless steel containers in assorted sizes.

Production and Marketing:
Wine Operating segment

VSPT is one of Chile’s largest producers and distributors of wine in terms of sales volume and Net sales. Our Wine Operating segment generated Net sales of CLP 235,210 million, CLP 261,620 million and CLP 296,350 million, in 2020, 2021 and 2022, respectively, or 12.7%, 10.5% and 10.9% of CCU’s consolidated Net sales in those years.

VSPT is composed of six different wineries in Chile and two in Argentina. Its main vineyards are located in Molina, approximately 200 kilometers south of Santiago. The VSPT estate in Molina is one of the largest single-site vineyards in Chile with an area of 1,058 hectares. As of December 31, 2022, VSPT’s vineyards covered an aggregate of 3,901 hectares in Chile, distributed among 12 different plantations. The winery also has 321 hectares under long-term leases. In Argentina, VSPT has another 943 planted hectares located in the province of Mendoza and San Juan.

The following table indicates the breakdown of Wine Operating segment’s volume in the domestic and export markets, including sales from FLC and Graffigna in Argentina:

	Chilean	Argentinean
Year	Domestic Volume		Export Volume (1)	Total Volume
	(in millions of liters)
2020	76	11	66	154
2021	82	11	65	158
2022	78	13	66	157

(1)	Includes Argentinean operations but excludes bulk sales.

Viña San Pedro, Viña Tarapacá, Viña Leyda, Viña Santa Helena, Viña Misiones de Rengo, Viña Mar in Chile and Finca La Celia and Graffigna in Argentina, produce and market premium, varietal and popular-priced wines.

The principal brands are set forth below:

Brand		Icon	Premium	Varietal	Popular-Priced
Viña San Pedro	Altaïr	X
	Sideral	X
	Cabo de Hornos	X
	Kankana del Elqui	X
	Tierras Moradas	X
	1865 Selected Vineyard		X
	1865 Selected Blend		X
	1865 Selected Collection		X
	Castillo de Molina		X
	Épica		X
	35 South			X
	Urmeneta			X
	Gato Negro			X
	Gato				X
	Manquehuito				X
	San Pedro Exportación				X
	9Lives		X
Viña Tarapacá	Gran Reserva Etiqueta Azul	X
	Gran Reserva Etiqueta Negra		X
	Tarapacá Gran Reserva		X
	Gran Tarapacá			X
	Tarapacá Reserva		X
	Tarapacá Varietal			X
	León de Tarapacá			X
Viña Santa Helena	Santa Helena Gran Reserva		X
	Santa Helena Reserva		X
	Santa Helena Varietal				X
	Santa Helena Gran Vino				X
	Santa Helena Dulce				X
Alpaca	Alpaca Orgánico		X
	Alpaca Premium		X
	Alpaca Varietal			X
Viña Misiones de Rengo	Misiones de Rengo Black		X
	Misiones de Rengo Cuvée		X
	Misiones de Rengo Reserva		X
	Misiones de Rengo Varietal			X
	Misiones de Rengo Espumante		X
	Misión		X
Viña Mar	Viña Mar		X	X
	Viña Mar Espumante		X
Viña Leyda	Leyda Lot	X
	Leyda Reserva		X
	Leyda Single Vineyard		X
La Celia	La Celia Supremo	X
	La Celia		X
	La Consulta		X
	La Finca			X
	Eugenio Bustos			X
Graffigna	Graffigna		X
	Graffigna GR		X
	Colón			X
	Colón Selecto			X

The following table presents our breakdown of total sales volume in thousands of liters by category of the Wine Operating segment during 2022:

	Chilean	Argentinean
Category	Domestic		Export (1)	Total
			(in thousands of liters)
Premium	11,778	664	6,691	19,133
Varietal	7,994	12,427	53,600	74,021
Popular-Priced	58,012	187	5,981	64,180
Bulk	-	40	436	476
Total	77,785	13,317	66,709	157,810

(1)	Includes Argentinean operations and bulk wine.

Domestic Market
. Our Chilean domestic wine is packaged in glass bottles, cans, cartons, and bag-in-box containers at VSPT’s production facilities in Molina and Isla de Maipo. The following chart shows our packaging mix for domestic wine sales for the last three years:

Container	Percentage of Total Domestic Wine Sold in Chile
	2020	2021	2022
Carton	48%	43%	40%
Glass Bottles	52%	57%	60%
Bag-in-Box	-	-	-
Total	100%	100%	100%

Export Market
.
According to industry sources, exports of Chilean wine increased from approximately 311 million liters in 2001 to 832 million liters in 2022, at a compounded annual growth rate of 4.8%. During 2021 and 2022, Chilean wine exports reached 867 million liters and 832 million liters, respectively. We believe that Chilean wine exports have grown steadily due to their comparatively low prices and positive international image, as well as due to external factors, such as low wine production in the Northern Hemisphere in recent years.

VSPT exported from Chile 64 million liters of wine in 2020, 62 million liters of wine in 2021 and 64 million liters of wine in 2022. During 2022, VSPT exported wine to more than 80 countries worldwide. Exports accounted for net sales of CLP 127,160 million, CLP 128,821 million and CLP 150,163 million, in the last three years, respectively. In 2022, VSPT’s primary export markets included Japan, Brazil, Finland, Paraguay, the Netherlands, Colombia and China.

Most exported wine is sold in glass bottles, except for a certain quantity of unbranded wine that is occasionally sold in bulk, as well as some wine that is sold in bag-in-box containers. The following chart shows our packaging mix for export Chilean wine volume in the last three years:

Container	Percentage of Total Export Wine Volume from Chile
	2020	2021	2022
Glass Bottles	90%	91%	92%
Bulk	-	-	-
Bag in box	10%	9%	8%
Total	100%	100%	100%

5)	Raw Materials and other Supplies

The main raw materials that we use are sugar and other sweeteners, soft drink concentrates, fruit pulps, malt, rice, hops, grapes and water. The sugar and fruit pulps that we use are from local and international origin suppliers. We obtain our supply of malt mainly through long-term contracts with malt suppliers from several countries. Rice is sourced mainly from international suppliers.

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

The most relevant packaging materials are glass bottles, aluminum cans, PET bottles, caps, films, labels, corrugated cases and folding cartons. Long-term contracts are signed with the main strategic suppliers.

Glass bottles used in our packaging are purchased from the main local glass suppliers. During 2022, all of our aluminum cans were purchased from global suppliers. We buy our labels, films and corrugated cartons mainly from local suppliers. The majority of our polyethylene terephthalate (“PET”) resins are imported from Asia. Bottles and injected preforms are produced by our subsidiary Plasco.

We maintain testing facilities at each of our plants and factories where raw materials are analyzed according to our standards. Additionally, the samples are analyzed at various stages of production to ensure product quality. For example, samples of Heineken beer are periodically sent to the Heineken facilities in The Netherlands to verify the quality of the product. Samples of Nestlé Pure Life water are sent to Perrier in France, and samples of Pepsi are analyzed by PepsiCo either at our plants or at the point of sale. See “Item 4: Information on the Company – A. History and Development of the Company.”

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

VSPT’s main raw and packaging materials are purchased and harvested grapes, purchased wine, glass bottles, carton containers, corks and cardboard boxes. VSPT obtained approximately 45.0% of the grapes used for export wines from our own vineyards during 2022. Of the wine sold in the domestic market, approximately 12.1% are grapes from our vineyards.

VSPT has various alternative sources of supply, which can be used when they are favorable. VSPT’s glass bottles are mainly purchased from local suppliers; however, when prices have been favorable, VSPT has purchased glass bottles from other local and international suppliers. Carton containers are purchased from international suppliers and are assembled in VSPT’s own automated packing lines.

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

Comercial Patagona is a subsidiary of Cervecería Austral and, as of July 2002, is responsible for the sale and distribution of our products and those of Cervecería Austral in the Magallanes Region. Comercial Patagona reaches 1,181 points of sale.

We distribute our products throughout Chile to:

•	off-premise retail: small and medium-sized retail outlets, which in turn sell our products to consumers for take-out consumption;

•	on premise retail: retail establishments such as restaurants, hotels and bars for on-premises consumption;

•	wholesalers;

•	supermarket chains; and

•	e-commerce

In the last three years, the percentage mix of the above distribution channels for our products in Chile was as follows:

Percentage of Total Products Sold
Distribution Channels	2020	2021	2022
Off-premise retail	42%	42%	42%
On-premise retail	6%	7%	9%
Wholesalers	20%	20%	19%
Supermarkets	30%	30%	29%
E-Commerce	1%	1%	1%
Total	100%	100%	100%

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

Together with Comercial CCU. In all, we have a total sales force of 971 people, reaching 118,368 points of sale, related to the Chile Operating segment.

In 2019, as previously mentioned, we broadened our remote sales platforms through the launch of a modern e-commerce website in Chile, “La Barra”, reaching 73,987 households with our online portfolio in 2022 (www.labarra.cl). None of our customers accounted for more than 2.5% of our total sales by volume, with the exception of four large supermarket chains that represented in the aggregate 26.5% of our total sales by volume. None of these supermarket chains individually represented more than 10.0% of our total sales by volume.

Our customers make payment for our products either in cash or checks at the time of delivery or in accordance with one of several types of credit arrangements that we offer. Sales through credit arrangements accounted for 35.6%, 36.0% and 37.7% of our sales in Chile during 2020, 2021 and 2022, respectively. Losses on credit sales in Chile have not been significant.

Sales, Transportation and Distribution:
International Business Operating segment

In Argentina, after production, bottling and packaging, our beer is either stored at the production facilities or transported to a network of seven
distribution centers leased or owned by us.

As of December 31, 2022, we have the capacity to reach 217,591 points of sale in Argentina with our direct and indirect sales force. Approximately 68% of our beer in Argentina is sold and/or distributed through third-party sales and distribution chains, including two independent Coca-Cola bottlers who distribute our products mainly in the north and south of the country, representing in the aggregate 20% of our total sales by volume. We have a direct sales force which sells our beer products to customers within San Juan, Mendoza, Córdoba, Santa Fé, Rosario, and Buenos Aires City, in addition to 75 regional and national supermarket chains throughout the country. None of our retail customers individually accounted for more than 5% of our total beer sales by volume.

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

In Argentina, though most beer is sold through wholesalers and distributors, we also sell our products to retailers and supermarket chains. In the last three years, the percentage mix of the above distribution channels for our beer products in Argentina was as follows:

	Argentina
Distribution Channels	2020	2021	2022
Wholesalers/distributors	70%	70%	68%
Retailers	12%	11%	12%
Supermarkets	18%	19%	20%
Total	100%	100%	100%

In Uruguay our commercial distribution system reaches the whole country and all supermarkets. During 2016, as a result of restructuring, we changed from a direct sales system in Montevideo to an indirect sales system. In 2022, we maintained approximately 17,800 points of sale.

In the last three years, the percentage mix of the distribution channels for our beer and non-alcoholic products in Uruguay was as follows:

	Uruguay
Distribution Channels	2020	2021	2022
Indirect	85%	85%	85%
Retailers	-	-	-
Supermarkets	15%	15%	15%
Total	100%	100%	100%

In Paraguay, we have six distribution centers and a direct sales force. Together with a network of distributors and wholesalers, we reach a total of 32,228 points of sale, which allows us to have national coverage with our products.

In the last three years, the percentage mix of the above distribution channels for our beer and non-alcoholic products in Paraguay was as follows:

	Paraguay
Distribution Channels	2020	2021	2022
Indirect	7%	8%	7%
Retailers	70%	70%	72%
Supermarkets	23%	22%	21%
Total	100%	100%	100%

In Bolivia, we have four distribution centers and a direct sales force. We reach a total of 19,695 points of sale, which allows us to have national coverage with our products. The percentage mix of the above distribution channels for our beer and non-alcoholic products in Bolivia was as follows:

	Bolivia
Distribution Channels	2020	2021	2022
Off-premise retail	28%	26%	26%
On-premise retail	6%	8%	7%
Wholesalers	62%	61%	61%
Supermarkets	4%	5%	6%
Total	100%	100%	100%

Our International Business segment customers make payments for our products either in cash or checks at the time of delivery or in accordance with one of several types of credit arrangements that we offer. In Argentina, sales through credit arrangements accounted for 88% of total sales during 2020, and 89% of total sales during 2021 and 2022. In Bolivia, sales through credit arrangements accounted for 10%, 11% and 13% of total sales during 2020, 2021 and 2022, respectively. In Uruguay, sales through credit arrangements accounted for 100% of total sales during 2020, 2021 and 2022. In Paraguay, sales through credit arrangements accounted for 47%, 44% and 46% of total sales during 2020, 2021 and 2022, respectively. Losses on sales through credit arrangements in the International Business segment have not been significant.

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

We distribute our wine products throughout Chile in the territories not covered by Comercial CCU or Comercial Patagona, with our own sales force, to:

•	off-premise retail: small and medium-sized retail outlets, which in turn sell wine to consumers for take-out consumption;
•	on premise retail: retail establishments such as restaurants, hotels and bars for on-premises consumption;
•	wholesalers;
•	supermarket chains; and
•	e-commerce

For the last three years, the percentage mix of the above distribution channels for our wine products in Chile was as follows:

Distribution Channels	2020	2021	2022
Off-premise retail	32%	33%	33%
On-premise retail	3%	4%	5%
Wholesalers	29%	28%	26%
Supermarkets	35%	35%	36%
Total	100%	100%	100%

We reach a total of 31,341 points of sale with our dedicated sales force of 75 people, together with the sales force of Comercial CCU.

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

Our Wine Operating segment customers make payment for our products either in cash or checks at the time of delivery or in accordance with one of several types of credit arrangements that we offer. Sales through credit arrangements accounted for 82.0%, 78.9% and 78.3% of total sales during 2020, 2021 and 2022, respectively. Losses on credit sales have not been significant.

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

The following table shows our annual sales volume of beer, non-alcoholic beverages and spirits in Chile, excluding exports, by quarter in the last three years:

Seasonality Chile Operating segment

Year	Quarter	Sales Volume	% of Annual Sales Volume
		(millions of liters)
	1 st quarter	599.7	29%
	2 nd quarter	339.0	17%
2020	3 rd quarter	438,4	21%
	4 th quarter	671.2	33%
	Total	2,048.4	100%

	1 st quarter	624.9	26%
	2 nd quarter	475.2	20%
2021	3 rd quarter	554.9	23%
	4 th quarter	734.7	31%
	Total	2,389.7	100%

	1 st quarter	672.1	29%
	2 nd quarter	459.3	20%
2022	3 rd quarter	530.1	23%
	4 th quarter	677.2	29%
	Total	2,338.8	100%

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

The following table shows the annual sales volume for the International Business operating segment, including exports, during each quarter in the last three years:

Seasonality International Business Operating segment

Year	Quarter	Sales Volume%	of Annual Sales Volume
		(millions of liters)
	1st quarter	234.1	27%
	2nd quarter	143.3	16%
2020	3rd quarter	192.6	22%
	4th quarter	308.4	35%
	Total	878.4	100%

	1st quarter	246.2	26%
	2nd quarter	162.9	17%
2021	3rd quarter	231.7	25%
	4th quarter	301.7	32%
	Total	942.4	100%

	1st quarter	265.6	28%
	2nd quarter	160.2	17%
2022	3rd quarter	228.6	24%
	4th quarter	298.3	31%
	Total	952.7	100%

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

The following table shows the annual sales volume for the Wine Operating segment during each quarter in the last three years:

Seasonality Wine Operating segment

Year	Quarter	Sales Volume%	of Annual Sales Volume
		(millions of liters)
2020	1 st quarter	30.2	20%
	2 nd quarter	38.5	25%
	3 rd quarter	46.9	31%
	4 th quarter	38.2	25%
	Total	153.8	100%

2021	1 st quarter	35.3	22%
	2 nd quarter	41.3	26%
	3 rd quarter	43.4	27%
	4 th quarter	38.2	24%
	Total	158.3	100%

2022	1 st quarter	35.2	22%
	2 nd quarter	41.1	26%
	3 rd quarter	43.7	28%
	4 th quarter	37.3	24%
	Total	157.3	100%

8)	Geographical Markets

Chile is our primary market in terms of sales, followed by Argentina. In 2020, 2021 and 2022, Chile represented 77%, 72% and 70%, respectively, of CCU’s consolidated Net sales, while Argentina, in the same time periods, represented 18%, 25% and 26%, respectively.

	Net Sales for the year
	2020	2021	2022
	(millions of CLP)
Chile (1)	1,436,790	1,781,697	1,896,472
Argentina (2)	338,215	612,603	700,322
Uruguay	19,484	21,643	28,962
Paraguay	39,245	48,287	65,639
Bolivia	23,860	20,482	20,040
Total	1,857,594	2,484,712	2,711,435

(1)	Includes revenue from Net sales of the SSU and eliminations between geographical operations. In addition, includes Net sales of the Wine Operating segment.
(2)	Includes revenue from Net sales from the subsidiaries Finca La Celia S.A. and Los Huemules S.R.L. which are presented in Wine Operating segment and Chile Operating segment, respectively.

CCU’s net sales are primarily generated in the domestic beverage market in the countries in which we have operations in Latin America. In 2020, 2021 and 2022, the domestic market represented 93%, 95% and 94%, respectively, of CCU’s consolidated net sales in each of these years.

	Net Sales for the year
	2020	2021	2022
	(millions of CLP)
Domestic	1,729,519	2,354,364	2,559,607
Exports	128,074	130,348	151,828
Total	1,857,594	2,484,712	2,711,435

CCU’s Wine Operating segment exports wine from Chile and Argentina to over 80 countries around the world. The following table provides the distribution of Wine Operating segment’s exports in 2022 by market:

Market	Volume (1)	Percentage of Total Exports
	(thousands of liters)
Europe	19,740	30%
Latin America	19,719	30%
USA and Canada	4,925	7%
Asia and Oceania	21,693	33%
Others	196	0%
Total	66,273	100%

(1)	Includes Argentinean operations, excludes bulk wine.

9)	Competition

Competition:
Chile Operating segment

The beer market in Chile is characterized by a wide range of local and international beer brands. Our largest competitor in the beer business is Cervecería Chile S.A. (a subsidiary of ABI). Cervecería Chile S.A.’s primary beer brands are Becker, Corona, Báltica, Stella Artois and Budweiser. Following the execution of a distribution agreement in November 2020, Cervecería Chile S.A. distributes its products through the distribution network of Embotelladora Andina S.A. (“Embotelladora Andina”) and Coca-Cola Embonor S.A. (“Embonor”). Both companies are the main licensees and bottlers of The Coca-Cola Company’s products in Chile. Prior to November 2020, Cervecería Chile distributed its products through direct distribution and wholesalers.

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

The following chart shows estimates of our market share in the Chile Operating segment for the last three years:

Year	Chile Operating segment Volume market share (1)
2020	45.2%
2021	46.2%
2022	45.2%

(1)
Source: Nielsen. The calculation of the weighted average for past periods includes markets and industries that CCU entered at a later date. Excludes HOD and powder drinks. 2021 and 2022 also excludes energy drinks.

Competition:
International Business Operating segment

One of the most relevant markets in the International Business Operating segment is the beer market in Argentina, where we compete with Quilmes, a subsidiary of ABI), leader in the beer market in that country. Quilmes’ main brands are Brahma, Quilmes, Corona, Stella Artois, Budweiser and Patagonia.

Quilmes’ large size allows it to improve economies of scale in the production and distribution of beer in Argentina. Quilmes’ current operation is the result of a series of acquisitions and mergers of brands and assets of the main breweries in the world and the region.

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

The following table shows estimates of the market share of our International Business Operating segment including: beer in Argentina; beer, carbonated soft drinks, juices and nectars and mineral water in Uruguay; beer, carbonated soft drinks, juices and nectars and mineral water in Paraguay; and beer, malt and carbonated soft drinks in Bolivia:

Year	International Business Operating Segment Volume Market Share (1)
2020	17.7%
2021	18.0%
2022	18.1%

(1)
Sources: Ernst and Young for Argentina. ID Retail for Uruguay, CCR for Paraguay (internal estimates for waters), Ciesmori for Bolivia (internal estimates for carbonated soft drinks). The calculation of the weighted average for past periods includes markets and industries that CCU entered at a later date. In 2021 and 2022, market share does not consider flavored waters in Uruguay.

Competition:
Wine Operating segment

The wine industry, both in the domestic and export markets, is characterized by having a large number of participants with different business scales. Thus, VSPT’s biggest competitors in the Chilean domestic market are Viña Concha y Toro and Viña Santa Rita S.A. (“Santa Rita”). Following the execution of a distribution agreement in November 2021, Santa Rita distributes its products through the distribution network of Embotelladora Andina and Embonor. Other relevant wineries in the Chilean domestic market are Bodegas y Viñedos Santa Carolina S.A., Viña Undurraga S.A., Viña Cousiño Macul S.A. and viña Montes. At an international level, VSPT competes with Chilean producers and with wine producers around the world.

The following table shows estimates of the volume market share of our Wine Operating segment in Chile (excluding bulk wine sales) for the last three years:

Year	Wine Operating segment Volume market share (1)
2020	18.9%
2021	19.1%
2022	19.9%

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

Additional regulations concerning wine origin denominations are contained in Decree N° 464 of the Ministry of Agriculture, published on May 26, 1995, as amended, which also laid out the wine-growing regions and set rules regarding grape varieties, vintage year, labeling and selling requirements; and Law N° 20,089, which creates the National Certification System for Organic Agricultural Products, which establishes the conditions for the commercialization of products under the denomination of origin of organic or its equivalents. Additionally, Pisco origin denominations, also applicable to us, are regulated by Decree N° 521 published on May 27, 2000 by the Ministry of Agriculture, and likewise contains provisions relating to pisco producing regions, raw material standards, manufacturing procedures, packaging and labeling.

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

Alcoholic beverages are also subject to the provisions of Law N° 21,363 published on August 6, 2021, which established restrictions and warnings about the consumption of alcohol on labeling and promotional materials (which will become effective one year after the regulatory decree of the law is published); the obligation to inform the amount of calories on labels (which will become effective on August 6, 2023); time restriction for TV and radio advertising and prohibited promotional activities or advertising of alcohol in relation to sport activities (which will become effective 36 months after the complementary regulation of the Law is published). This law and regulations could affect our alcoholic beverages portfolio and certain marketing activities.

The regulatory agency for alcoholic beverages is the Servicio Agrícola y Ganadero (“SAG”).

The production, bottling and marketing of non-alcoholic beverages is subject to applicable sanitary legislation and regulations, particularly the Sanitary Code and the Food Ordinance (the
Reglamento Sanitario de los Alimentos
).

Non-alcoholic beverages are also subject to the provisions of Law N° 20,606 on Nutritional Composition of Food and Advertising enacted in 2012, Decree N° 13 of the Ministry of Health which was published on June 26, 2015, amending the Food Ordinance referred to above, Law N° 20,869 on Food Advertising, published on November 13, 2015, and Supreme Decree N° 1 of the of Ministry of Health published on December 11, 2017 and effective as of June 11, 2018, which set certain restrictions on and requirements for the advertising, labeling and marketing of foods that are qualified as “high” in calories or any of the defined critical nutrients, such as sodium, sugar and saturated fats.

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

There are currently no material legal or administrative proceedings pending against us in Chile with respect to any regulatory matter. We believe that we comply in all material respects with all applicable statutory and administrative regulations with respect to our businesses in Chile.

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

National Law N° 18,284 (the Argentine Food Code, or the “Food Code”) regulates the manufacturing, packaging, import, export and marketing of food and beverages. The Food Code provides specific standards with which manufacturing plants must comply and regulates the production of food and beverages mentioned in the Food Code. The Food Code also specifies the different methods in which beer may be bottled as well as the information to be provided on labels. National Law N° 24,788, enacted in March 1997, and its Regulatory Decree N° 688/2009 as amended and supplemented, regulates the sale and consumption of alcoholic beverages and its advertising and establishes the national minimum age requirements for the purchase of alcoholic beverages. Under this Law, the sale of alcoholic beverages is not permitted to persons under 18 years of age, and the health authorities of each province undertake the enforcement of the Food Code. In the City of Buenos Aires and many provinces of Argentina, local law restricts the sale of alcoholic beverages, particularly between the hours of 11 p.m. and 8 a.m., and establishes harsh penalties for infringement. Additionally, Law N° 5,708 also establishes further advertising requirements for the City of Buenos Aires. Resolutions issued by the “Instituto Nacional de Vitivinicultura regarding wine are also applicable. In the province of Mendoza, the Resolutions issued by the “Departamento General de Irrigación” and Law N° 430 and Law N° 322, regulate the administration and management of water. Finally, Law N° 27,642 set forth the requirement to include information on advertising and front labels of soft drink containers containing excess sugars, sodium, saturated fat, total fat and calories.

There are currently no material legal or administrative proceedings pending against us in Argentina with respect to any regulatory matter. We believe that we comply in all material respects with all applicable statutory and administrative regulations with respect to our business in Argentina.

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

There are currently no material legal or administrative proceedings pending against us in Uruguay with respect to any regulatory matter. We believe that we comply in all material respects with all applicable statutory and administrative regulations with respect to our business in Uruguay.

Government Regulation in Paraguay

In Paraguay, Distribuidora del Paraguay S.A. and Bebidas del Paraguay S.A. are governed by the laws of the Republic of Paraguay, in particular: Law N° 1,034/83 of Merchants, and articles 1,048 to 1,159 of Law N°1,183/85 Civil Code and its subsequent amendments, Law N° 388/94 establishes provisions on incorporation, capital stock and powers of the assembly with respect to corporations and its subsequent amendments, Law N° 3,228/07 amends article 5 of Law N° 388/94, which amends article 1,051 of Law N° 1,183/85 Civil Code; Law N° 6,380/19 on Modernization and Simplification of the National Tax System, Law N° 5,895/17 which establishes transparency rules in the corporate governance of companies incorporated by shares and Law N° 6,399 amending Law N° 5,895/17, Decree N° 9,043/17 and its subsequent amendments, which regulates Law N° 5,895/17 and establishes fines in case of non-compliance, Law N° 6,446/19 which creates the Administrative Registry of Persons and Legal Structures and the Administrative Registry of Final Beneficiaries of Paraguay, Decree N° 3,241/20 which regulates Law N° 6,446/2019 referred to above, Law N° 213/93 establishing the Labor Code, and Law N° 294/1993 on Environmental Impact Assessment.

In addition, due to the specific nature of its corporate purpose, Bebidas del Paraguay S.A. is subject to the provisions of Law N° 836/80 Health Code, Law N° 1,334/98 on Consumer and User Protection and its subsequent amendments, Law N° 1,333/98 on Advertising and Promotion of Tobacco and Alcoholic Beverages, Law N° 1,642/00 prohibiting the sale of alcoholic beverages to minors and prohibiting their consumption on public roads, and Executive Decree N° 1,635/99 and Resolution of the Ministry of Public Health and Social Welfare N° 643/12 regulating aspects related to the registration of food products and amendments thereto, among others.

There are currently no material legal or administrative proceedings pending against us in Paraguay with respect to any regulatory matter. We believe that we comply in all material respects with all applicable statutory and administrative regulations with respect to our business in Paraguay.

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

In addition, in view of the corporate purpose of BBO and the commercial activities carried out in Bolivia, regarding the production, import, export and marketing of alcoholic and non-alcoholic beverages, the following rules are applicable: Law N° 1,990 or General Customs Law and Supreme Decrees N° 27,947 and N° 572 amending Supreme Decree N° 25,870 that contains the regulation of the General Customs Law, both regulate the regime of imports and exports, Law N° 2,061 of the National Service of Agricultural Health and Food Safety (“SENASAG”), regulating entities responsible for administering the agricultural health and food safety regime in the country, Resolution N° 15/2018 that contains the regulation for the classification and registration of food, issued by SENASAG, Law N° 259 on control of sale and consumption of alcoholic beverages, and Supreme Decree N° 29,519 that regulates competition and consumer protection.

There are currently no material legal or administrative proceedings pending against us in Bolivia with respect to any regulatory matter. We believe that we comply in all material respects with all applicable statutory and administrative regulations with respect to our business in Bolivia.

Government Regulation in Colombia

CCC and ZF CC are simplified stock corporations governed by the laws of the Republic of Colombia, in particular, with respect to their corporate existence and operation, Law N° 1,258 of 2008, Law N° 222 of 1995 and the Colombian Commercial Code.

Furthermore, ZF CC must comply with the free zone regime, including Law N° 1,004 of 2005, Decree N° 2,147 of 2016 amended by Decree N° 278 of 2021, Decree N° 1,165 of 2019, Resolution N° 46 of 2019 and the rules that modify or regulate it, and its corresponding resolution of declaration of existence issued by the Customs Authority as well as its general development master plan approved by the Ministry of Commerce, Industry and Tourism. Likewise, the provisions of article 11 of Law N° 2,277 of 2022, and other rules that regulate it, must also be complied with. In tax matters, article 240-1 of the Tax Statute applies to this company, modified by Law N° 2,277 of 2022, which regulates the income tax rates applicable to free trade zone users.

In addition, the specific rules relating to the activities and business that each company carries out are applicable to these companies, the main ones being: Law N° 9 of 1979, which establishes the conditions that raw materials for the production of alcoholic beverages must satisfy, Law N° 124 of 1994, which regulates the sale and consumption of alcoholic beverages and their advertising and establishes that the minimum age for the purchase of alcoholic beverages at the national level is 18 years of age, Decree N° 1,686 of 2012, which sets forth the sanitary requirements for the production, packaging, advertising, transportation, import and marketing of alcoholic beverages destined for human consumption, Decree N° 780 of 2016, which establishes, in the field of alcoholic beverages, the obligation to emphasize in advertising and related legends the prohibition of the sale of alcoholic beverages to minors, as well as the specifications that must be included in their packaging and labels, Decree N° 1,506 of 2014, Decree N° 216 of 2019 and Circular N° 486 of 2016, establishing the health requirements associated with the manufacture, processing, packaging, storage, distribution, marketing, sale, import or export of alcoholic beverages, Law N° 223 of 1995 and Law N° 1,816 of 2016 regulating local taxes applicable to the production and distribution of alcoholic beverages (including beer) in the Colombian territory, article 475 of the Tax Statute which determines the taxable base of the Sales Tax (VAT), Decree N° 1,366 of 2020, which establishes provisions for granting sanitary registration of alcoholic beverages manufactured and marketed by micro-entrepreneurs and certification in good manufacturing practices, and Decree N° 162 of 2021, amending Decree N° 1,686 of 2012. Furthermore, considering that CCC produces a soft drink, it must comply with Resolution N° 2,674 of 2013, general food regulation, and the frontal labeling regulations pursuant to Decree N° 810 of 2021 (effective as of December 2022) and Law N° 2,120 of 2021. On December 13, 2022, the Ministry of Health and Social Protection issued Resolution N° 2,492 of 2022, in implementation of article 5 of Law N° 2,120 of 2021, pursuant to which the Government, through the Ministry of Health and Social Protection, shall regulate the technical parameters of labeling, with the power to define the form, content, figure, proportion, symbols, texts, maximum values, colors, size and location on the packaging of products. Such Resolution N° 2,492 of 2022 amended articles 2, 3, 16, 25, 32 and 37 of Decree N° 810 of 2021 and sets forth a transition period to comply with such new enacted regulation.

There are currently no material legal or administrative proceedings pending against us in Colombia with respect to any regulatory matter. We believe that we comply in all material respects with all applicable statutory and administrative regulations with respect to our business in Colombia.

Government Regulation in United Kingdom

Finally, VSPT UK Ltd., as a public limited company incorporated in the United Kingdom, is governed by the Companies Act 2006, the Income and Corporation Taxes Act 1988, the Food Safety Act 1990, and the Data Protection Act 2018.

C.	Organizational Structure

Ownership Structure as of March 31, 2023

We are controlled by IRSA, which as of March 31, 2023 and as of the date of this annual report, directly and indirectly owned 65.87% of our shares of common stock.

IRSA, since 1986, was a joint venture between Quiñenco and the Schörghuber Group through its wholly owned subsidiary FHI of the Netherlands. In April 2003, the Schörghuber Group sold FHI to Heineken Americas B.V., a subsidiary of Heineken International B.V. FHI and Heineken International B.V. formed Heineken Chile Ltda., through which 50% of IRSA shares were held. On December 30, 2003, FHI merged into Heineken Americas B.V. In 2022, Heineken Chile Ltda. became Heineken Chile SpA, a Chilean corporation (
sociedad por acciones
) whose current controller is Heineken International B.V., a Dutch limited liability company, subsidiary of Heineken N.V. The majority shareholder of Heineken N.V. is the Dutch company Heineken Holding N.V., a Dutch subsidiary of L'Arche Green N.V., which is a subsidiary of L'Arche Holdings B.V., the latter ultimately controlled by Mrs. C.L. de Carvalho-Heineken. Currently, Quiñenco and Heineken Chile SpA, are the only shareholders of IRSA, each with a 50% equity interest.

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

Heineken, the Dutch brewer, is the second largest brewery in the world which markets and sells more than 300 brands in 190 countries, and it has more than 85,000 employees worldwide. Heineken group’s beer volume was 257 million hectoliters during 2022.

The following table provides our significant subsidiaries as of December 2022:

Subsidiaries	Country	Total Ownership Interest
Cervecería CCU	Chile	100.00%
CCU Argentina	Argentina	99.99%
ECUSA	Chile	99.98%
VSPT (1)	Chile	84.68%

(1)	Compañía Cervecerías Unidas S.A. indirectly, through CCU Inversiones S.A., has an aggregate 84.70% controlling interest in VSPT.

D.	Property, Plants and Equipment

Set forth below is information concerning our production facilities as of December 31, 2022, all of which are owned and operated by us or our subsidiaries.

For the Chile Operating segment, we had an aggregated Supply Capacity per month of 358 million liters, including Manantial, with a Utilized Capacity during peak month of 70.8%. Utilized Capacity During Peak Month is equal to production output as a percentage of Nominal Installed Production Capacity during our peak month for each respective plant. The annual Nominal Installed Capacity for this segment is 48.6 million hectoliters. Our Chile Operating segment total facilities size is 1,016,137 square meters (total built area including warehousing logistics activities related to the production process). Supply Capacity per month is defined as nominal installed production capacity for the current product/packaging mix during 25 days per month and 3 shifts per day. The calculated slack (spare) capacity does not necessarily indicate real slack capacity. The real production capacity is less than the nominal installed production capacity as adjustments are required for real machinery performance, packaging mix, availability of raw materials and bottles, seasonality within the months and other factors. As a result, we believe that the peak monthly capacity utilization rates shown above understate real capacity utilization and that slack capacity is overstated.

Set forth below is a list of our 16 principal production facilities:

Chile Operating segment
Location	Type of Plant
Santiago- Quilicura	Beer
Valdivia	Beer
Temuco	Mixed
Antofagasta	Non-alcoholic beverages
Coinco	Non-alcoholic beverages
Santiago -Renca Modelo	Non-alcoholic beverages
Santiago -Embotelladora CCU Renca	Non-alcoholic beverages
Casablanca	Non-alcoholic beverages
Coronel (Manantial)	Non-alcoholic beverages (HOD)
Santiago- Quilicura (Manantial)	Non-alcoholic beverages (HOD)
Puerto Montt (Manantial)	Non-alcoholic beverages (HOD)
Pisco Elqui	Spirits
Sotaquí	Spirits
Monte Patria	Spirits
Salamanca	Spirits
Ovalle	Spirits

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

Our four principal production facilities through joint ventures are set forth below (see “Item 4: Information on the Company – B. Business Overview – Overview – Joint Ventures and Associated Companies”):

Joint Ventures
Location	Country	Type of Plant
Punta Arenas	Chile	Beer (1)
Sesquille	Colombia	Beer (2)
Mendoza	Argentina	Water (3)
Buenos Aires	Argentina	Water (3)

(1)	Production in the Punta Arenas facility is under licensing agreements and, accordingly, we do not consolidate this facility.
(2)	In February 2019, CCU through its joint venture with Grupo Postobón, started beer production at the new three million hectoliter plant. Accordingly, we do not consolidate this facility.
(3)	Compañía Cervecerías Unidas Argentina S.A. holds a 50% ownership interest in Aguas de Origen S.A.

In addition to our production plants listed above, we have 38 owned and 12 leased distribution centers in the countries in which we operate:

Own Distribution Centers	Country	Leased Distribution Centers	Country
Arica	Chile	Illapel	Chile
Iquique	Chile	La Vara	Chile
Calama	Chile	Castro	Chile
Copiapo	Chile	San Antonio	Chile
Coquimbo	Chile	Katuete	Paraguay
Ovalle	Chile	Coronel Oviedo	Paraguay
Llay Llay	Chile	Liberación	Paraguay
Curauma	Chile	Trinidad	Bolivia
Santiago Sur	Chile	Cochabamba	Bolivia
Santiago Quilicura	Chile	Pilar	Argentina
Santiago Modelo	Chile	Campana	Argentina
Santiago Embotelladora CCU Renca	Chile	Monte Vera	Argentina
Rancagua	Chile
Talca	Chile
Chillan	Chile
Talcahuano	Chile
Los Angeles	Chile
Valdivia	Chile
Osorno	Chile
Puerto Montt	Chile
Coyhaique	Chile
Temuco	Chile
Antofagasta	Chile
Villarrica	Chile
Punta Arenas	Chile
Sauce Viejo	Argentina
Alianza	Argentina
Cordoba	Argentina
Rosario	Argentina
Munro	Argentina
Mendoza	Argentina
San Juan	Argentina
Pan de Azúcar	Uruguay
Encarnación	Paraguay
San Antonio	Paraguay
Ciudad del Este	Paraguay
La Paz	Bolivia
Santa Cruz de la Sierra	Bolivia

E.	Environmental Matters

Our operations are subject to both national and local regulations in Chile in relation to environmental protection. Regarding human health, the fundamental law in Chile is the Health Code, which establishes minimum health standards and regulates air and water quality, as well as sanitary landfills. The local Sanitary Authority is the governmental entity in charge of the enforcement of these rules and has the authority to impose fines. Additionally, the Ministry of the Environment is in charge of the design and application of environmental policies, plans and programs for the protection of the environment and the Superintendence of the Environment has exclusive authority to execute, organize and coordinate the oversight of the various environmental management instruments, including the environmental impact statement and the environmental impact assessment, both with their respective environmental qualification resolutions, which must be submitted for approval to the environmental evaluation service. In addition, the Superintendence of the Environment is responsible for overseeing compliance with the measures of any environmental prevention and/or decontamination plans, the content of the environmental quality standards and emission standards, management plans, when applicable, and all other environmental instruments established by law.

The environmental framework is governed by Law N° 19,300, enacted in 1994, as amended, which includes not only environmental protection rules but also rules concerning the preservation of natural resources. Among other matters, it created the environmental impact assessment system, which requires any project or major amendment of an industrial activity that may affect the environment to evaluate its possible environmental impact, in order to fulfill related regulations and to implement mitigation, compensation and restoration measures.

Law N° 19,300 also created a mechanism that establishes sources emission limits and environmental quality standards developed and detailed by specific regulations. In this sense, there is a special regulation for wastewater discharges into sewage systems, and another regulation for wastewater discharges into superficial water bodies. We comply with this law and related regulations in all material respects.

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

Additionally, on August 13, 2021 Law N° 21,368 was published, which regulates single-use plastic products and plastic bottles, and strengthens returnability. The bill requires (i) that disposable plastic bottles that are commercialized must be manufactured containing a percentage of plastic that has been collected and recycled within the country in the proportions to be established by means of a regulation to be issued within 18 months as of the date of publication of the law, with a minimum of 15% in 2025 (the above regulation is still pending); (ii) retail businesses (including e-commerce and delivery applications) to have returnable plastic bottles for beverages (excluding alcoholic and dairy products), effective for supermarkets 6 months as of the date of publication of the law and two years for the rest of the retailers; and (iii) prohibits establishments that sell food from using any kind of non-recyclable single-use containers, on premise and for deliveries, with effective dates depending on the establishment and the kind of plastic used.

On June 13, 2022 Law N° 21,455, Climate Change Framework Law, was published. This law aims to establish principles, governance, management instruments and adequate financing mechanisms, to allow for an economic development low in greenhouse gas emissions, reduce vulnerability, establish a carbon neutral goal by law, and increase resilience, all to guarantee the compliance of climate change international commitments made by Chile.

In 2009 we implemented our 2010-2020 Environmental Vision for our operations in Chile and Argentina, which outlined clear goals in three lines of action: (i) management of greenhouse gas emissions, (ii) waste management and (iii) water management. These goals, along with other environmental initiatives, aim for CCU to be an active player in the fight against climate change and a contribution to the circular economy.

Specifically, between 2010 and 2020 we met the proposed goals: we reduced greenhouse gas emissions by 35.7% per liter produced (the goal was 20%), we reduced the use of water per liter produced by 48.6% (the goal was 33%) and in solid industrial waste recovery we reached 99.4% (the goal was 100%). With these achievements, the company renewed its commitment to 2030 with additional and more challenging goals. These objectives make up the 2030 Environmental Vision plan, which also has a regional scope, involving operations in Chile, Argentina, Bolivia, Paraguay and Uruguay.

In 2022, we advanced with our goal to achieve the 2030 Environmental Vision plan with a 37.5% reduction in greenhouse gas emissions per liter produced (the goal is 50%); a 47.2% decrease in water consumption per liter produced (the goal is 60%); and a 99.5% recovery of industrial solid waste (the goal is 100%). Additionally, we reached a 32.9% use of electricity from renewable sources (the goal is 75%), 99.95% use of reusable, recyclable or compostable packaging (the goal is 100%) and 29.9% use of packaging with recycled material (the goal is 50%).

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

In Argentina, our commitment to our 2030 Environmental Vision plan, which establishes an even more challenging plan that includes three new areas of action. Thus, we commit ourselves by 2030 we aim to: (i) continue reducing greenhouse gas emissions per liter produced to achieve a 50% reduction, (ii) continue optimizing water consumption per liter produced, until achieving a 60% reduction, (iii) value 100% of industrial solid waste, (iv) use 75% renewable electrical energy, (v) use 100% reusable, recyclable or compostable packaging, and (vi) aspire to our containers are made on average with 50% recycled material. Since we began this commitment, we have, as of December 31, 2022, reduced greenhouse gas emissions by more than 40%, reduced water consumption by 53%, and achieved a 99.7% recovery rate for solid industrial waste. In addition, 34% of our energy comes from renewable sources; 99% of our containers and packaging are reusable, recyclable or compostable, and more than 30% of them are made from recycled material. Our commitment to the planet is a priority, so we will continue to move towards a circular economy.

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

The following discussion should be read in conjunction with our consolidated financial statements and the notes included thereto in this annual report, and with “Item 11: Quantitative and Qualitative Disclosures about Market Risk”, the latter related with the Company’s hedge policy. In the following discussion, CLP amounts have been rounded to the nearest million pesos, unless otherwise indicated. Certain amounts (including percentage amounts) which appear herein have been rounded and may not sum to the totals shown.

We evaluate the performance of the segments based on several indicators, including Adjusted Operating Result, Adjusted Operating Result Before Depreciation and Amortization (ORBDA), ORBDA margin (% of ORBDA of total revenues for the Operating segment), volumes and sales revenues. Sales between segments are conducted using terms and conditions at current market rates.

Adjusted Operating Result and ORBDA are non-IFRS financial measures. Adjusted Operating Result reflects a subtotal in “Note 6” under Operating segment’s additional information (page F-43). A non-IFRS financial measure does not have a standardized meaning prescribed by either IFRS or U.S. GAAP. For management purposes, Adjusted Operating Result is defined as Net income before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, result as per adjustment units and income taxes (or alternatively, Adjusted Operating Result can be defined as “Income from operational activities” excluding “Other gains/(losses)”). For management purposes, ORBDA is defined as Adjusted Operating Result before depreciation and amortization.

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

	Year Ended December 31,
	2020		2021		2022
	(in millions of CLP, except percentages)
Net sales
Chile Operating segment (1)	1,242,763	66.9%	1,578,152	63.5%	1,673,349	61.7%
International Business Operating segment (2)	402,829	21.7%	677,945	27.3%	782,563	28.9%
Wine Operating segment (3)	235,210	12.7%	261,620	10.5%	296,350	10.9%
Other/eliminations (5)	(23,208)	(1.2)%	(33,004)	(1.3)%	(40,828)	(1.5)%
Total	1,857,594	100.0%	2,484,712	100.0%	2,711,435	100.0%

Adjusted Operating Result (4)
Chile Operating segment (1)	174,662	93.6%	261,534	81.5%	156,753	67.7%
International Business Operating segment (2)	(1,351)	(0.7)%	56,564	17.6%	62,913	27.2%
Wine Operating segment (3)	31,529	16.9%	33,679	10.5%	39,046	16.9%
Other/eliminations (5)	(18,249)	(9.8)%	(30,897)	(9.6)%	(27,282)	(11.8)%
Total	186,591	100.0%	320,881	100.0%	231,431	100.0%

Volume (in million liters)
Chile Operating segment (1)	2,048.4	66.7%	2,389.7	68.9%	2,338.8	68.1%
International Business Operating segment (2)	878.4	28.6%	942.4	27.2%	952.7	27.8%
Wine Operating segment (3)	153.8	5.0%	158.3	4.6%	157.3	4.6%
Other/eliminations (5)	(11.3)	(0.3)%	(20.6)	(0.7)%	(16.7)	(0.5)%
Total	3,069.3	100.0%	3,469.8	100.0%	3,432.1	100.0%

(1)	Includes beers, non-alcoholic beverages, spirits and shared services units in Chile.
(2)	Includes beers, cider, non-alcoholic beverages, malt and spirits in Argentina, Bolivia, Paraguay and Uruguay.
(3)	Includes domestic volumes in Chile and Argentina and export wine sales to more 80 countries.
(4)
Defined, for management purposes, as Net income before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes.

(5)	Considers the non-allocated corporate overhead expenses and eliminations of transactions and volumes between operating segments.

The following is a reconciliation of our Net income; the most directly comparable IFRS measure to Adjusted Operating Result and ORBDA for the years ended December 31, 2020, 2021 and 2022.

	For the years ended December 31,
	2020	2021	2022
	(in million CLP)

Net income of year	108,195	219,051	135,484
Add (Subtract):
Other gains (losses)	11,410	(9,590)	12,670
Financial Income	(3,451)	(14,264)	(22,871)
Financial costs	28,714	35,660	75,931
Share of net loss of joint ventures and associates accounted for using the equity method	8,437	(226)	10,978
Foreign currency exchange differences	(2,552)	10,149	20,173
Result as per adjustment units	429	(2,529)	(1,199)
Income taxes	35,408	82,630	264
Adjusted Operating result (1)	186,591	320,881	231,431
Exceptional Item (EI)	-	-	-
Adjusted Operating result before (EI)	186,591	320,881	231,431
Depreciation and amortization	109,814	124,117	126,498
ORBDA before (EI)	296,405	444,998	357,929
Exceptional Item (EI)	-	-	-
ORBDA (2)	296,405	444,998	357,929

(1)

Defined, for management purposes, as Net income before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes.

(2)	Defined, for management purposes, as Adjusted Operating Result before depreciation and amortization.

The following table presents our Income statement for the periods noted below:

	Year Ended December 31,
	2020		2021			2022
	(millions of CLP, except percentages)
Net sales	1,857,594	100.0%	2,484,712	100.0%	2,711,435	100.0%
Cost of sales	(984,036)	53.0%	(1,291,560)	52.0%	(1,514,925)	55.9%
Gross profit	873,558	47.0%	1,193,152	48.0%	1,196,510	44.1%
Other income by function	19,296	1.0%	11,808	0.5%	5,285	0.2%
Other expenses (1)	(1,473)	0.1%	(1,903)	0.1%	(2,440)	0.1%
Exceptional Items (EI)	-	-	-	0.0%
MSD&A (2)	(704,790)	37.9%	(882,177)	35.5%	(967,924)	35.7%
Adjusted Operating Result (3)	186,591	10.0%	320,881	12.9%	231,431	8.5%
Net Financial Expenses	(25,263)	1.4%	(21,397)	0.9%	(53,060)	2.0%
Results as per adjustment units	(429)	0.0%	2,529	0.1%	1,199	0.0%
Gain (loss) on exchange differences	2,552	0.1%	(10,149)	0.4%	(20,173)	0.7%
Share of net income(loss) of joint ventures and associates accounted for using the equity method	(8,437)	0.5%	226	0.0%	(10,978)	0.4%
Other gains/(losses)	(11,410)	0.6%	9,590	0.4%	(12,670)	0.5%
Income before taxes	143,603	7.7%	301,680	12.1%	135,748	5.0%
Income tax expense	(35,408)	1.9%	(82,630)	3.3%	(264)	0.0%
Net income for the year	108,195	5.8%	219,051	8.8%	135,484	5.0%
Attributable to:
Equity Holders of Parent company	96,152	5.2%	199,163	8.0%	118,168	4.4%
Non-controlling interest	12,043	0.6%	19,888	0.8%	17,316	0.6%

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

FISCAL YEAR ENDED DECEMBER 31, 2022 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2021

The main highlights of the consolidated Income Statement for the fiscal year ended 2022 were: (a) Net sales grew 9.1%, driven by 10.3% higher average prices in CLP terms, while volumes contracted 1.1%; (b) a 40.7% decline in Net income, mainly due to sharp negative external effects coming from: (i) the depreciation of our main local currencies against the USD, impacting our USD-linked costs, (ii) higher prices in raw and packaging materials and energy, and (iii) higher inflation; (c) a contraction of 27.9% in Adjusted Operating Result, explained by a 40.1% decrease in the Chile Operating segment, partially offset by a 11.2% increase in the International Business Operating segment, and a 15.9% rise in the Wine Operating segment.

It is important to mention that 2021 was a particularly positive year for volumes and financial results, due to a strong consumption recovery from extraordinary liquidity, especially in Chile.

Net Sales

Our net sales increased 9.1%, from CLP 2,484,712 million in 2021, to CLP 2,711,435 million in 2022, primarily as a result of a 10.3% increase in average prices in Chilean pesos, while volumes declined 1.1% reaching 34.3 million hectoliters.

Sales volume contracted 2.1% and 0.6% in the Chile and Wine Operating segments, respectively, mostly attributable to a strong comparison base and a weaker consumption. The International Business segment grew 1.1% in volumes, mostly driven by a resilient beer industry in Argentina. The 10.3% increase in average price (measured in CLP) was explained by: (i) an 8.3% increase in prices in the Chile Operating segment, as described below, (ii) a 14.2% increase in the International Business Operating segment, (iii) an increase of 13.9% in average prices in the Wine operating segment, mainly caused by the positive impact on export revenues from the depreciation of the CLP versus the USD.

The main drivers of the change in net sales attributable to each of our operating segments for 2022 compared to 2021 are described below:

Chile:
Net sales increased by 6.0% from CLP 1,578,152 million in 2021 to CLP 1,673,349 million in 2022, due to an expansion of 8.3% in average prices, while volumes declined 2.1%. The contraction in sales volume, as mentioned above, was attributable to a high comparison base and a weaker consumption environment. The better prices were associated with the implementation of revenue management initiatives, partially compensated by negative mix effects in the portfolio.

International Business:
Net sales increased 15.4% from CLP 677,945 million in 2021 to CLP 782,563 million in 2022, due to 14.2% increase in average prices together with 1.1% increase in sales volume. The higher prices were mainly associated with revenue management initiatives in all our geographies.

Wine:
Net sales increased 13.3% from CLP 261,620 million in 2021 to CLP 296,350 million in 2022, due to a 13.9% rise in average prices, while sales volume decreased 0.6%. The greater prices were mainly caused by the positive impact on export revenues from the depreciation of the CLP versus the USD, and revenue management initiatives in our domestic markets.

Cost of Sales

Cost of sales consists primarily of the cost of raw materials, packaging, labor costs for production, personnel, depreciation of assets related to production, depreciation of returnable packaging, licensing fees, bottle breakage, utilities, and the costs of operating and maintaining plants and equipment.

Our cost of sales in 2022 increased 17.3% from CLP 1,291,560 million in 2021 to CLP 1,514,925 million in 2022, primarily due to a 18.6% increase in cost of sales per hectoliter, while sales volumes decreased 1.1%. The higher cost of sales per hectoliter mainly reflected the negative external effects mentioned above.

The change in cost of sales for our operating segments for 2022 is described below:

Chile:
Cost of sales increased 19.9% from CLP 810,803 million in 2021 to CLP 972,143 million in 2022, primarily due to (i) higher costs in raw and packaging materials, mainly aluminum, PET, malt, and sugar, together with higher energy costs; (ii) the 14.9% average devaluation of the CLP against the USD, which negatively impacts our USD denominated costs; and (iii) inflationary pressures. Cost of sales as a percentage of net sales in the Chilean operating segment increased from 51.4% in 2021, to 58.1% in 2022.

International Business:
Cost of sales in the International Business operating segment increased 14.1% in CLP from CLP 341,082 million in 2021 to CLP 389,026 million in 2022, mainly driven by a higher cost in raw and packaging materials, a higher inflation, and the negative impact from the 72.1% devaluation of the ARS against the USD in our USD-linked costs. Nonetheless, Cost of sales as a percentage of net sales in the International Business Operating segment decreased from 50.3% in 2021, to 49.7% in 2022 as Net sales rose above the Cost of sales.

Wine:
Cost of sales in the Wine Operating segment increased 14.8% from CLP 159,494 million in 2021, to CLP 183,138 million in 2022, mainly associated with higher costs in packaging materials and inflationary pressures. Cost of sales as a percentage of net sales in this segment increased from 61.0% in 2021, to 61.8% in 2022.

Gross Profit

Our gross profit remained practically flat, increasing 0.3% from CLP 1,193,152 million in 2021 to CLP 1,196,510 million in 2022, driven by the changes in Net sales and Cost of sales during such periods described above.

Marketing, Selling, Distribution and Administrative Expenses (MSD&A expenses)

MSD&A expenses primarily include advertising and promotional expenses, selling expenses, distribution costs such as product transportation costs, services provided by third parties and other administrative expenses.

MSD&A expenses increased 9.7%, from CLP 882,177 million in 2021, to CLP 967,924 million in 2022. The increase in MSD&A expenses was mostly driven by higher distribution costs across all our Operating segments, due to greater oil prices, and a higher inflation. Nonetheless, as a percentage of Net sales, our MSD&A expenses grew from 35.5% in 2021 to 35.7% in 2022, due to efficiencies that helped to compensate an inflationary scenario.

The MSD&A expenses performance of each Operating segment during 2022 is described below:

Chile:
MSD&A expenses increased 7.4% from CLP 506,892 million in 2021, to CLP 544,220 million in 2022 consistent with higher distribution costs and inflationary pressures. As a percentage of Net sales, MSD&A expenses increased from 32.1% in 2021, to 32.5% in 2022 that helped to compensate strong expense pressures.

International Business:
MSD&A expenses increased 15.2% in CLP, from CLP 288,303 million in 2021, to CLP 332,194 million in 2022, primarily due to the negative impact from the inflation in Argentina. Nonetheless, as a percentage of Net sales, MSD&A expenses were almost flat decreasing from 42.5% in 2021, to 42.4% in 2022, in part due to efficiencies.

Wine:
MSD&A expenses grew 8.8% from CLP 69,052 million in 2021, to CLP 75,132 million in 2022, mainly due to higher distribution and marketing expenses. As a percentage of Net sales, MSD&A expenses improved from 26.4% in 2021, to 25.4% in 2022 due to top line growth and efficiencies.

Other Income by Function

Other income by function decreased 55.2% from CLP 11,808 million in 2021, to CLP 5,285 million in 2022. The variation is primarily attributable to our operations in Argentina, associated with lower income related with “the Transaction” between CCU Argentina and ABI (for more information see “Note 1 - Letter D” of our Consolidated Financial Statements as of December 2022 included herein).

Other Expenses

Other expenses increased 21.2% from CLP 1,903 million in 2021 to CLP 2,440 million in 2022, mainly due to assets write-offs.

Adjusted Operating Result

As a result of the above, our Adjusted Operating Result decreased 27.9% from CLP 320,881 million in 2021, to CLP 231,431 million in 2022, and our Adjusted Operating Result as a percentage of Net sales declined from 12.9% to 8.5% in the same period.

The Adjusted Operating Result performance of each of our Operating segments for 2022 is described below:

Chile:
The Adjusted Operating Result declined 40.1% from CLP 261,534 million in 2021, to CLP 156,753 million in 2022. Consequently, the Adjusted Operating Result margin decreased from 16.6% to 9.4% in the same period, mainly explained by .lower volumes and sharp negative external effects that impacted our costs and expenses. The latter was not able to be offset with revenue management efforts and efficiencies.

International Business:
The Adjusted Operating Result increased 11.2%, from CLP 56,564 million in 2021, to CLP 62,913 million in 2022. The Adjusted Operating Result margin declined from 8.3% to 8.0% in the same period, caused by cost and expenses pressures that were not able to be compensated with volume expansion, revenue management initiatives and efficiencies.

Wine:
The Adjusted Operating Result increased 15.9% from CLP 33,679 million in 2021, to CLP 39,046 million in 2022. The Adjusted Operating Result margin grew from 12.9% to 13.2% in the same period, attributable to the positive effects from the depreciation of the CLP against the USD and its positive impact on export revenues, and efficiencies.

Other:
The Adjusted Operating Result for Others reached a loss of CLP 27,282 million in 2022, from a higher loss of CLP 30,897 million in 2021, mainly due to non-recurrent technological expenses in 2021, associated with the implementation of a new Enterprise Resource Planning (“ERP”) platform.

Net Financial Expenses

Our Net Financial Expenses grew 148.0% from a loss of CLP 21,397 million in 2021, to a loss of CLP 53,060 million in 2022, mainly explained by a higher debt.

Share of net income(loss) of joint ventures and associates accounted for using the equity method

Our Share of net income(loss) of joint ventures and associates decreased from a gain of CLP 226 million in 2021, to a loss of CLP 10,978 million in 2022, mainly due to a worse financial result in our JV in Colombia and the incorporation in 2022 of the results of Aguas Danone de Argentina S.A., which posted losses during the year.

Foreign currency exchange differences

Our Foreign currency exchange differences increased from a loss of CLP 10,149 million in 2021, to a loss of CLP 20,173 million in 2022, primarily explained by the effect of the devaluation of the ARS on our consolidated results.

Result as per adjustment units

Our result as per adjustment units declined from a gain of CLP 2,529 million in 2021, to a gain of CLP 1,199 million in 2022.

Income tax expense

Our income tax expense declined 99.7% from CLP 82,630 million in 2021, to CLP 264 million in 2022, mostly explained by both a lower taxable income and a better result on Tax effect of permanent differences, net (for more information see “Note 25 - Income taxes” of our Consolidated Financial Statements as of December 2022 included herein).

Net income attributable to equity holders of the parent company

Our net income attributable to equity holders of the parent company decreased 40.7% from CLP 199,163 million in 2021, to CLP 118,168 million in 2022, mainly explained by reasons described above.

Net income attributable to Non-controlling interests

Net income attributable to non-controlling interests dropped 12.9% from CLP 19,888 million in 2021, to CLP 17,316 million in 2022, mainly due to a lower financial result in some of our non-controlling interest companies (for more information see “Note 29 – Non-controlling Interests” of our Consolidated Financial Statements as of December 2022 included herein).

FISCAL YEAR ENDED DECEMBER 31, 2021 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2020

See “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2021 for a comparative discussion for the years ended December 31, 2021 and 2020.

B.	Liquidity and Capital Resources

Our cash flow from operations and working capital are our primary sources to meet both our short-term and long-term obligations. In the opinion of our management, they are sufficient for those purposes.

The principal component of cash flows generated by operating activities in 2022 were amounts collected from clients net of payments to suppliers of CLP 843,182 million compared to CLP 1,090,657 million in 2021 and CLP 861,376 million in 2020.

The cash generated by our operating activities, which amounted to CLP 280,670 million, CLP 293,356 million and CLP 45,937 during the years 2020, 2021 and 2022, respectively.

In 2022, our cash flows from financing activities totaled inflows of CLP 537,101 million compared to outflows of 233,644 million in 2021 and inflows of CLP 64,750 million in 2020. The principal components of cash flows used in financing activities proceeds from short-term and long-term borrowings of CLP 783,122 million in 2022 (CLP 100,226 million in 2021 and CLP 269,337 million in 2020), other cash movement inflows of CLP 130 million in 2022 (inflows of CLP 6,130 million in 2021 and inflows of CLP 449 million in 2020) and proceeds from capital contribution inflows of CLP 1,648 million (CLP 0 million in 2021 and 2020). Partially offset by dividends paid of CLP 158,321 million in 2022, including dividends paid relating to minority interests (274,136 million in 2021 and 102,136 in 2020), of loan payments of CLP 79,351 million in 2022 (CLP 46,051 million in 2021 and CLP 95,956 million in 2020), and of financial leasing payments of CLP 9,664 million in 2022 (CLP 7,631 million in 2021 and CLP 6,857 million in 2020). Additionally, in 2022, we paid an amount of CLP 438 million for the acquisition of an additional interest in Viña San Pedro Tarapacá S.A. (CLP 12,207 million for the acquisition of an additional interest in Viña San Pedro Tarapacá S.A. and Sáenz Briones y Cía in 2021 and CLP 87 million for the acquisition of an additional interest in Sajonia Brewing Company S.R.L. in 2020).

In 2022, our cash used in investment activities totaled CLP 236,457 million compared to CLP 178,993 million in 2021 and CLP 140,545 million in 2020. The principal components of cash used in investment activities in 2022 consisted of capital expenditures of CLP 203,603 million (CLP 171,854 million in 2021 and CLP 122,787 million in 2020) and payments made to acquire interests in joint ventures, in non-controlling interests and to obtain control of subsidiaries or other businesses of CLP 36,466 million (CLP 5,792 million in 2021 and CLP
20,315

million in 2020). As of December 31, 2022, we had CLP 584,966 million (CLP 156,235 million in 2021 and CLP 217,032 million in 2020) in cash, overnight deposits, bank balances, time deposits and investments in mutual funds, which do not include CLP 12,116 million (CLP 109,333 million in 2021 and CLP 179,357 million in 2020) corresponding to securities purchased under resale agreements. Indebtedness, including accrued interest, amounted to CLP 1,372,558 million as of December 31, 2022.

As of December 31, 2022, short-term indebtedness included:

•	CLP 134,737 million of short-term bank borrowings,

•	CLP 30,871 million of bonds payable, and

•	CLP 9,121 million of financial lease obligations.

As of December 31, 2022, long-term indebtedness, excluding the current portion, comprised:

•	CLP 84,840 million of long-term obligations to banks,

•	CLP 1,081,683 million of long-term obligations to the public represented by bonds, and

•	CLP 31,307 million of long-term financial lease obligations.

In April 2009 the Company issued and placed a series of notes (“H” Series) in the local market for UF 2 million. In August 2018, the Company issued and placed a series of notes (“J” Series) in the local market for UF 3 million. In June 2020, the Company issued and placed two series of notes (“L” Series and “M” Series) in the local market for UF 3 million and UF 2 million. Also, in June 2020, VSPT issued and placed a series of notes (“D” Series) in the local market for UF 1.5 million. In January 2022, the Company issued and placed in the international market a 10-year bond for an amount of USD 600 million, subject to Rule 144A and Regulation S of the Securities Act of the United States of America of 1933. Additionally, in April 2022, the Company issued and placed a series of notes (“P” Series) in the local market for UF 2 million. Finally, in December 2022, the Company issued and placed a series of notes (“R” Series) in the local market for UF 4 million. The current conditions of the bonds are as follows:

	“H” Series	"J" Series	"L" Series	"M" Series	"D" Series	"P" Series	"R" Series
UF amount	2 million	3 million	3 million	2 million	1.5 Million	2 million	4 million
Term	21 years	25 years	7 years	10 years	5 Years	10 Years	20 Years
Amortization	Semi-annual since year 11	Bullet	Semi-annual since year 4	Bullet	Bullet	Bullet	Bullet
Interest Rate	UF+4.25%	UF+2.90%	UF +1.20%	UF +1.60%	UF + 1.00%	UF +3.35%	UF +2.70%

144 A
USD amount	600 million
Term	10 years
Amortization	Bullet
Interest Rate	3.35%

As of December 31, 2022, the Company’s’ recently described series of notes (“H”, “J”, “L”, “M”, “P” and “R”) required that we maintain certain financial ratios. The most significant covenants required CCU to maintain a consolidated interest coverage ratio of ORBDA (as calculated by CCU in accordance with particular debt instruments in order to measure such instruments’ financial covenants) to interest expenses higher than 3.00; to maintain a consolidated leverage ratio (the ratio of adjusted liabilities to adjusted equity) lower than 1.50; to maintain a consolidated financial leverage ratio (the ratio of net financial debt to adjusted equity) lower than 1.50; and a minimum consolidated adjusted equity of CLP 312,516.75 million. Furthermore, we were required to maintain a ratio of our unpledged assets over our unsecured liabilities of at least 1.2. The definition of, and calculation mechanics for “H” Series covenants were established when we first entered into this debt instrument, and were based on Chilean GAAP, which are no longer in use since the Company adopted IFRS, as issued by the IASB. For that reason, the Company in 2010 adapted, with the consent of its creditors, these requirements to the new accounting standards and principles (for more information see “Note 21 – Other Financial Liabilities” of our Consolidated Financial Statements as of December 2022 included herein.

At December 31, 2022, CCU met all of its financial debt covenants and had a consolidated interest coverage ratio of 4.71, a consolidated leverage ratio of 1.49 and consolidated financial leverage ratio of 0.51 (the ratio is 0.49 excluding financial lease obligations). The consolidated adjusted equity attributable to equity holders of the parent company as of December 31, 2022 was CLP 1,324,190 million. Our ratio of unpledged assets over unsecured liabilities was 2.62 (the ratio is 2.66 if IFRS-16 is not applied and 2.70 excluding financial lease obligations). As of December 31, 2022, the subsidiary VSPT was in compliance with the financial covenants required for the “D” series (for more information see “Note 21 – Other Financial Liabilities” of our Consolidated Financial Statements as of December 2022 included herein.

Regarding bank loans in CLP, the main loans are: Compañía Cervecerías Unidas S.A. CLP 40,000 million, and CLP 90,000 million; CPCH CLP 16,000 million; and CCK CLP 6,750 million. As of December 31, 2022, the Subsidiary and CCU were in compliance with the financial covenants and specific requirements of these loans.

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

Interest - Bearing Debts
(1)
as of December  31, 2022
(millions of CLP, except percentages)
Contractual Flows Maturities

Fixed Rate		Average Int.Rate	2023	2024	2025	2026	2027	Thereafter	TOTAL
CLP (UF) (2)	Bonds	2.5%	33,534	46,196	98,016	44,504	30,753	521,508	774,511
CLP (USD) (3)	Bonds	3.4%	17,203	17,203	17,203	17,203	17,203	590,929	676,942
CLP (UF) (2)	Bank	3.4%	7,513	4,771	4,771	2,173	2,173	24,695	46,095
CLP	Bank	6.9%	137,382	7,487	12,301	5,384	66,430	-	228,984
USD	Bank	9.7%	4,690	588	588	154	154	1,366	7,539
EUR	Bank	1.5%	59	-	-	-	-	-	59
ARS	Bank	26.1%	293	101	101	-	-	-	494
BOB	Bank	5.1%	1,872	1,197	1,197	1,866	1,866	7,545	15,542
UYU	Bank	0.8%	131	84	84	24	-	-	323

TOTAL (3)			202,676	77,625	134,260	71,306	118,578	1,146,044	1,750,490

TOTAL			202,676	77,625	134,260	71,306	118,578	1,146,044	1,750,490

(1)	Including long-term debt obligations and capital lease obligations.
(2)	UF as of December 31, 2022.
(3)	USD as of December 31, 2022.
(4)	Includes Capital Lease Obligations for an amount of CLP 52,081 million.

To hedge our market risks, we hold debt obligations in various currencies and enter into derivatives contracts. See “Item 11: Quantitative and Qualitative Disclosure about Market Risk”.

Our treasury policy is to invest in highly liquid financial instruments issued by first-class financial institutions. Investments are made primarily in USD and CLP. As of December 31, 2022, we had invested CLP 417,745 million in time deposits, mutual funds and securities purchased under resale agreements (Repos). The following table summarizes financial instruments, including time deposits, mutual funds and securities purchased under resale agreements (Repos), held by us as of December 31, 2022:

Short-Term Financial Instruments
(in millions of CLP)
Time deposits	389,303
Mutual Funds	16,325
Repos	12,116
Total	417,745

Capital Expenditures

In 2023, we expect to invest CLP 172,258 million, mainly consisting of (i) CLP 90,608 million in production assets, (ii) CLP 31,752 million in returnable packaging, (iii) CLP 23,080 million in marketing assets (fridges and coolers) and, (iv) CLP 12,172 million in distribution assets. Of the total investment planned for 2023, CLP 128,067 million will be allocated in Chile.

Our plans for capital expenditures through the period 2023-2026 are displayed in the following table:

	2023	2024	2025	2026
	(in millions of CLP)
Chile	128,067	139,709	132,519	76,451
Abroad	44,191	41,135	34,295	31,319
Total	172,258	180,844	166,814	107,770

For the years 2023-2026, we will continue focusing on ensuring that we have the production capacity, in Chile and the other geographies where we operate, optimizing our distribution system and facilities, investing in marketing assets and returnable packaging. Capital expenditures also include investments related to improve the condition of our facilities, in order to ensure the wellbeing and safety of our employees, suppliers and customer, while we will continue focusing in our sustainability agenda.

We cannot ensure that we will make any of these proposed capital expenditures at the anticipated level or at all. Moreover, given the current highly uncertain business environment, associated with the post economic impact from the COVID-19 pandemic, the estimated figures presented above could differ. Our capital investment program is subject to revision from time to time due to changes in market conditions for our products, general economic conditions in the countries where we operate, interest rates, inflation and foreign exchange rates, competitive conditions and other factors. In addition, we are analyzing the possibility of making acquisitions in the same or related beverage businesses, either in Chile or in other countries of South America’s southern cone.

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

In addition to brands and production techniques, the Company constantly invests in new technologies and digital transformation in order to compete in a challenging environment and to adapt to new consumer trends. In this regard, during 2019 we started updating our operational platforms and developed artificial intelligence tools to optimize the use of information in the sale and distribution processes, among other initiatives. During 2020, we invested to enhance and expand our e-commerce platforms, in order to improve our consumers’ experience, and we improved our marketing strategy through internally developed digital tools. In 2021, we launched the proprietary B2B platform “Mi Carro “ in Chile, a sales digital platform oriented to our retail clients. In addition, we continued with the regional expansion of our B2C platform “La Barra”. In 2022, advancements were made in developing proprietary machine-learning algorithms. These algorithms have been employed to analyze customer potential and optimize targeting strategies effectively. Logistic algorithms have been successfully piloted to streamline distribution processes, and in-house forecasting tools have been designed to enhance sales predictions. These initiatives collectively demonstrate a strong commitment to innovation and driving sustainable growth.

D.	Trend Information

The Chilean economy posted a GDP growth of 2.4% in 2022, an inflation rate of 12.8% (measured as CPI variation), and an average unemployment rate of 7.8%. These figures represent a more negative economic environment in terms of economic activity and inflation, when compared to 2021, when GDP expanded 11.7%, and inflation reached 7.2%, largely attributable to the extraordinary level of liquidity from governmental aid and pension fund withdrawals that boosted consumption. Also, from a historical perspective, 2022’s GDP growth compares unfavorably versus the average GDP growth of 3.2% between 2010 and 2022, while unemployment rate is in line with the 7.4% average reached during the same period. In terms of inflation, 2022’s figure largely surpassed the 7.2%, posted in 2021 and the 10-year average of 4.2% reached between 2010 and 2022.

The low single-digit GDP growth in Chile was attributable to an expected deceleration after a sharp growth in 2021. In addition, inflation increased double-digits, triggering a more restrictive monetary policy by the Central Bank, which negatively impacted economic growth. In line with this, our volumes in the Chile Operating segment contracted 2.1% and our costs and expenses suffered the effects of higher inflation.

As of the date of this annual report, GDP growth expectations are weaker for 2023, implying a mild recession. Although our consolidated volumes have been resilient to weaker macroeconomic conditions in the past, we cannot assure that the consumption of our products will not be affected in the future. Furthermore, the conditions in particular sectors of the economy may have different impacts in our business and factors such as competition and changes in relative prices among the various types of beverages can affect the consumption of our products.

The exchange rate between the CLP and the USD has been subject to nominal devaluations and appreciations in the past and may be subject to fluctuations in the future. For example, when comparing the average exchange rates for each period, the Chilean peso appreciated by 4.7% and 1.1% in 2017, and 2018, respectively, and depreciated by 9.5% and 12.7%, in 2019 and 2020, respectively, while it appreciated 4.0% in 2021. In 2022, the Chilean peso depreciated 14.8%. When comparing the exchange rate as of the end of each period, the Chilean peso appreciated by 8.2% in 2017, depreciated 13.0% in 2018, depreciated 7.8% in 2019, appreciated 5.0% in 2020, and depreciated 18.8% in 2021 and 1.3% in 2022.

In 2022, the price of our main raw and packaging materials, such us malt, sugar, aluminum and PET, as well as oil prices, posted an upward trend in line with the main commodities around the world, generating cost pressure in our operations. We purchase these raw materials from local producers, in the countries where we operate, or in the international market. The prices of these materials are subject to volatility caused by market conditions, and have experienced significant fluctuations over time reflecting global supply and demand for commodities as well as other factors, such as fluctuations in exchange rates, climate and social events, geopolitical conflicts, like the Russian invasion of Ukraine, and supply restrictions derived from the COVID-19 pandemic, over which we have no control. In addition, disruptions on international trade logistics have caused delays and difficulties on export shipments including significant increases in freights.

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

In addition, as of the date of this report, there are a number of bills that have either been approved, or being discussed in the Chilean Congress that could impact our operation. For further information and a description of these bills, see “Item 3: Key Information – Risk Factors – Risk Relating to Our Business – Water supply is essential to the development of our businesses;” “Item 3: Key Information – Risk Factors – Risk Relating to Our Business – Possible regulations for labeling materials and the advertising of alcoholic beverages and other food products in the countries in which we operate could adversely affect us;” and “Item 3: Key Information – Risk Factors – Risk Relating to Our Business – New applicable environmental regulations could affect our business.”

In 2022, the Argentine economy expanded 5.2% and the Argentine peso continued with a depreciation trend against the USD, posting a 36.9% depreciation on average, and 72.1% as of the end of each period. A weaker Argentine peso against the USD may negatively affect our consolidated financial results due to most of our raw material costs in Argentina are indexed to the USD. Our Argentine subsidiaries use the Argentine peso as their functional currency and their financial statements are translated to CLP for consolidation purposes, which may produce variations to the Company’s consolidated net income and shareholders’ equity, due to translation effects.

Argentina has faced in the past, and continues to face, high inflation rates. The increase in inflationary risk may also erode macroeconomic growth and limit the availability of financing, causing a negative impact on our operations. In the years 2018, 2019, 2020, 2021 and 2022, inflation in Argentina was approximately 48%, 54%, 36%, 51% and 95%, respectively. Consequently, given that the cumulative inflation rate exceeded 100% in the last three years, Argentina, as prescribed by IAS 29, was declared (and continues to be) a hyperinflationary economy as of July 1, 2018 (for more information see “Note 2” of our Consolidated Financial Statements as of December 2022 included herein).

In 2020, 2021 and 2022, in an attempt to curb increasing inflation, the Argentine government applied various methods to directly and indirectly regulate price increases of various consumer goods, including beer. As of the date of this report, we are party to agreements with the Argentine government that require us to sell our products at a previously agreed-upon price. We cannot assure you that these measures will change nor the extent to which they will impact our business and results of operations.

As of the date of this report, there are several restrictions on the pricing of our products, the transfer of currency and repatriation of capital that could affect our subsidiaries’ ability to make payments and could in turn adversely affect our business and results of operations.

E.	Critical Accounting Policies and Practices

A summary of our significant accounting policies is included in Notes 2 and 3 to our audited consolidated financial statements, which are included in this annual report. The preparation of consolidated financial statements requires estimates and assumptions from Management affecting the amounts included in the consolidated financial statements and their related notes. The estimates made and the assumptions used by the Company are based on historical experience, changes in the industry and the information supplied by external qualified sources. Nevertheless, final results could differ from the estimates under certain conditions.

Significant estimates and accounting policies are defined as those that are important to correctly reflect the Company’s financial position and income, and/or those that require a high level of judgment by management.

Our primary estimates and professional judgments relate to the following concepts:

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

Such estimates are based on the best available information of the events analyzed to date in our consolidated financial statements. However, it is possible that events that occur in the future may result in adjustments to such estimates, which would be recorded prospectively.

During the year ended on December 31, 2022, there have been no changes in the use of accounting principles or relevant changes in any accounting estimates with regard to previous years that have materially affected our consolidated financial statements (for more information see “Note 21 – Other Financial Liabilities” of our Consolidated Financial Statements as of December 2022 included herein .

ITEM 6: Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth certain information with respect to the members of our Board of Directors:

	Directors	Position	Position Held Since	At CCU Since
	Andrónico Luksic	Chairman of the Board	April 2013 (Chairman), November 1986 (Director)	November 1986
	Carlos Molina	Vice Chairman of the Board	May 2018 (Vice Chairman) April 2012 (Director)	April 2012
	Francisco Pérez	Director	July 1998	February 1991
	Vittorio Corbo	Director	April 2012	April 2012
Board of Directors	Pablo Granifo	Director	April 2013	April 2013
	Rodrigo Hinzpeter	Director	July 2015	July 2015
	Rory Cullinan	Director	May 2018	May 2018
	Marc Gross	Director	May 2020	May 2020
	María Gabriela Cadenas (1)	Director	October 2022	October 2022
	José Miguel Barros (2)	Director	April 2016	April 2016

(1)	Elected by the Board of Directors on October 5, 2022.
(2)	Resigned as director of Compañía Cervecerías Unidas S.A., effective October 1, 2022.

Andrónico Luksic
(69), was appointed chairman of the board of Compañía Cervecerías Unidas S.A. in April 2013 and he has served as a director since November 1986. He is currently a member of the board of directors of
Cervecera CCU Chile Limitada
, Embotelladoras Chilenas Unidas S.A., Compañía Cervercerías Unidas Argentina S.A., La Barra S.A., Central Cervecera de Colombia S.A.S. and Zona Franca Central Cervecera S.A.S. He is currently chairman of the boards of
Quiñenco
and LQ Inversiones Financieras S.A., vice-chairman of the boards of Banco de Chile and Compañía Sud Americana de Vapores S.A., as well as a member of the board of directors of Antofagasta PLC and several other companies and institutions. In addition, Mr. Luksic is Trustee Emeritus of Babson College, a member of the Harvard Global Advisory Council, the Columbia Global Leadership Council, the International Advisory Board of the Blavatnik School of Government at Oxford University, the International Advisory Boards of both the Tsinghua University School of Economics and Management and the Fudan University School of Management, and the Americas Executive Board of the MIT Sloan School of Management. He is widely experienced in corporate governance, with more than 35 years in directive positions in companies from different sectors and countries. Within the social perspective of sustainability and human development, he is the founder and director, among other positions, of the non-governmental organizations “Amparo y Justicia”, “Oportunidad” and “Te Apoyamos”, as well as the start-up program “Impulso Chileno”. He also promoted Chilean presence at academic institutions such as Harvard, MIT, Columbia and Tsinghua, and has participated in the World Economic Forum, a global initiative for public-private cooperation, which among its main areas of focus includes environmental, social and governance (“ESG”) principles, climate change and employment issues.

Carlos Molina
(66), has served as director of Compañía Cervecerías Unidas S.A since April 2012 and as vice- chairman of the board since May 2018.
He is also a member of the board of directors of
Cervecera CCU Chile Limitada
, Embotelladoras Chilenas Unidas S.A., Compañía Cervecerías Unidas Argentina S.A., Viña San Pedro Tarapacá S.A. and Compañía Pisquera de Chile S.A. He has over 30 years of management and strategic consulting experience in multiple industries, especially in beverages and consumer goods across the Americas. In beverages, his roles have included business development for Heineken Americas; planning and strategy for Femsa Cerveza; and board member of Kaiser in Brazil. Prior to these roles, Mr. Molina was a partner in Booz, Allen & Hamilton, a global business consulting firm. Mr. Molina meets the independence criteria under the Securities Exchange Act of 1934, as amended, the Sarbanes-Oxley Act of 2002 and the corporate governance rules of the New York Stock Exchange, and therefore holds the position of member of the audit committee. Mr. Molina has a BBA (Bachelor of Business Administration) from the University of Houston, and an MBA from the University of Texas. At CCU, he is involved in the monitoring of environmental goals, such as to reduce emissions and water consumption, waste valorization, as well as matters related to community relations challenges. Mr. Molina has expertise in corporate governance, finance, accounting, auditing, risk management and mergers and acquisitions.

María Gabriela Cadenas (44), was appointed director
of Compañía Cervecerías Unidas S.A.
in October 2022. She is member of the board of Cervecera CCU Chile Limitada and Embotelladoras Chilenas Unidas S.A. Additionally, she is senior vice president digital and technology, Americas – the Heineken company. She is a technology and business executive with more than 20 years of experience leading business transformation in industries such as consulting, telecommunications, financial services, pharmaceuticals and mass consumption. She has with a strong track record of accelerating business growth by combining emerging technologies, business process optimization and shared services. Ms. Cadenas holds a degree in Systems Engineering from Universidad Metropolitana de Caracas, Venezuela and an MBA from Universidad Politécnica de Madrid, Spain. She has been recognized twice by HITEC Top 50, as leaders in Technology and Hispanic Digital Transformation. She has experience in the systemic approach to corporate sustainability, which aims to not only provide visibility and explain indicators, but also to aid organizations in maintaining sustainable activity in the long term, considering economic, environmental and social aspects (carbon footprint, water usage, equity and inclusion, responsible consumption, circularity and community development, among others).

Francisco Pérez
(65),
has served as director of Compañía Cervecerías Unidas S.A. since July 1998 and previously, between 1991 and 1998, he held the position of chief executive officer
of said company. In 1998 he was appointed chief executive officer of
Quiñenco
, a position he holds to date.
He is a member of the board of several companies, including Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A., Viña San Pedro Tarapacá S.A., Compañía Cervercerías Unidas Argentina S.A., Compañía Pisquera de Chile S.A., Inversiones y Rentas S.A., Banco de Chile, Banchile Corredores de Seguros S.A., LQ Inversiones Financieras S.A., Sociedad Matriz SAAM S.A., Nexans S.A., Hapag Lloyd and Invexans Limited. He is also chairman of the board of Compañía Sud Americana de Vapores S.A., Empresa Nacional de Energía Enex S.A., Invexans S.A. and Tech Pack S.A. He received a degree in Business Administration from the Pontificia Universidad Católica de Chile and a Master’s degree in Business Administration from the University of Chicago. He plays an active role towards relevant advances in matters related to sustainability in the boards of the companies in which he participates. For instance, Sociedad Matriz SAAM S.A. is leading the use of electric propulsion in the global tugboat industry; Hapag Lloyd is actively participating in the shipping industry's transition to fuels with lower GHG emissions; and Nexans S.A. is one of the major enablers of global energy transition through the provision of high voltage cables. In addition, he has served as an academic at the School of Management of the Catholic University of Chile, is a columnist for the Chilean newspaper “La Tercera” and frequently participates in forums, speaking about economics, management and leadership, both in Chile and abroad.

Vittorio Corbo
(80), h
as held the position of member of the directors’ committee of Compañía Cervecerías Unidas S.A., in his capacity as independent director, since he was elected director in April 2012, which he currently chairs. He is chairman of Vittorio Corbo y Asociados Limitada, member of the MIT Sloan Latin American Advisory Council, of the International Advisory Council of the Center for Social and Economic Research (CASE) of Warsaw, Poland, and member of the Public Opinion Committee of the Centro de Estudios Públicos (CEP) in Santiago, Chile and a Fellow of the International Economic Association. He was president of the Central Bank of Chile between 2003 and 2007, director of Banco Santander S.A. (Spain) between the years 2011-2014, chairman of the board of Banco Santander Chile between 2014 and 2018, and director of the Santander-México Group, Banco Santander Chile and ENDESA Chile. He is an economic advisor to large companies as well as family offices. He held senior management positions at the World Bank in Washington DC and has provided numerous consultancies to the World Bank, the Inter-American Development Bank, the U.S. Agency for International Development, the Canadian International Development Agency, the Swedish International Development Cooperation Agency, the Foundation for Advanced Studies in International Development and the Organisation for Economic Cooperation and Development, as well as governments and central banks in Latin America. He was Professor of Economics in Canada, the United States and Chile. Mr. Corbo meets the independence criteria under the Securities Exchange Act of 1934, as amended, the Sarbanes-Oxley Act of 2002 and the corporate governance rules of the New York Stock Exchange, and therefore holds the position of member of the audit committee. Mr. Corbo holds a degree (in Business Administration) Economics from the Universidad de Chile and a Ph.D. in Economics from MIT. At the Central Bank of Chile, he led the modernization of its governance, strengthening transparency, internal control and risk management, at a time when the institution suffered a crisis due to information leaks, which required strengthening cybersecurity and risk management in order to protect the autonomy of the Central Bank of Chile. At Banco Santander, he was an active member of the Risk Committee and was the driving force behind the creation of a whistleblower channel and the bank's corporate responsibility policy. He was also a member of the Presidential Advisory Council against conflicts of interest, influence peddling and corruption. He is also a member of the Advisory Board of the “Aportes Foundation”, that supports the management and sustainability of social development institutions. At CCU, he is involved in the follow-up of the goals established by the board of directors in environmental matters, such as to reduce emissions and water consumption, waste valorization, as well as matters related to the challenges of community relations.

Pablo Granifo
(64), has served as director
of Compañía Cervecerías Unidas S.A.
since April 2013. He has been the chairman of the board of Banco de Chile since 2007 and chairman of the board of Viña San Pedro Tarapacá S.A. since 2013. He is a member of the board of Cervecera CCU Chile Limitada and Embotelladoras Chilenas Unidas S.A. Additionally, he is chairman of the boards of Banchile Asesorías Financieras S.A., Socofin S.A., and Banchile Administradora General de Fondos S.A., and member of the executive committee of Banchile Corredores de Seguros Limitada and of the board of Empresa Nacional de Energía Enex S.A. Mr. Granifo holds a degree in Business Administration from the Pontificia Universidad Católica de Chile. As chairman of Banco de Chile, he has actively participated in the incorporation of ESG variables in the Bank's management. Thus, in recent years he has promoted the publication of policies on sustainability, inclusion, non-discrimination and respect for diversity, as well as policies related to environmental care, among others. Moreover, from his role in the Association of Banks and Financial Institutions in Chile, Mr. Granifo has witnessed the evolution and importance of sustainability management, promoting the protection of personal data and the importance of promoting a culture of strong cybersecurity within companies and citizens in general.

Rodrigo Hinzpeter (57),
has served as director
of Compañía Cervecerías Unidas S.A.
since July 2015. He is also member of the board of Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A., Compañía Cervercerías Unidas Argentina S.A. and Inversiones y Rentas S.A. He is a director of Empresa Nacional de Energía Enex S.A., Enex Corp. (UK), Enex CL Ltd. (UK), Invexans S.A., Invexans Limited (UK) and Tech Pack S.A. Through these positions he has acquired experience in the energy sector, commercial and manufacturing sectors. Since 2014 he has been the general counsel of Quiñenco Before that he was Secretary of Interior Affairs (2010-2012) and, later, the Secretary of Defense of the Government of Chile (2012-2014). He holds a Law degree from the Pontificia Universidad Católica de Chile. Through his presence on the aforementioned boards, he has acquired experience in sustainability matters, participating in corporate initiatives aimed at improving and promoting the development of sustainability in various areas of the company.

Rory Cullinan
(63), has served as director of Compañía Cervecerías Unidas S.A. since May 2018. He is also a member of the board of directors of
Cervecera CCU Chile Limitada and
Embotelladoras Chilenas Unidas S.A. Mr. Cullinan has wide experience across different markets and sectors, working in Europe, Africa, America and Russia. Mr. Cullinan held various positions in the Royal Bank of Scotland, including as executive chairman of the Investment Bank. He is currently advisor to several companies. Mr. Cullinan has substantial experience in governance in the regulated finance industry and he was a key player in reforming governance and transparency at the Royal Bank of Scotland in the financial crisis of 2008, interacting with regulatory entities, governments and investors. Moreover, he has governance experience in public companies. He also has experience as a member of the board of two water utility companies, which involves long-term sustainability planning.

Marc Gross
(65), has served as director of Compañía Cervecerías Unidas S.A. since May 2020. He is also a member of the board of directors of
Cervecera CCU Chile Limitada
, Embotelladoras Chilenas Unidas S.A. and Compañía Cervecerías Unidas Argentina S.A. Mr. Gross has worked for Danone Group and Sara Lee. In 1995, Mr. Gross joined Heineken and worked in Greece as plant director. In 1999, he became regional operations& supply chain director Europe for Heineken and in 2002 took over the position of managing director of Heineken Netherland. In June 2005, he was appointed chief supply chain officer and member of the Global Executive Team. In this position, he was responsible for the supply chain, including manufacturing, worldwide as well as for R&D. During the period of 2010 until 2015, he held the position of chief executive officer of Empaque Mexico. From 2012 until 2017, he also served as non-executive director of Keonys, a high tech company in France. Since June 2020, Mr. Gross is principal advisor to the Executive Board of Directors of SHV for their global operations. Mr. Gross graduated as engineer from Ecole Nationale Supérieure des Arts et Métiers Paris, France and from Technical University Aachen, Germany. He was responsible within the Heineken Company for the implementation of its end-to-end Supply Chain sustainability agenda (emcompassing scopes 1, 2 and 3).

José Miguel Barros
(59), was appointed director
of Compañía Cervecerías Unidas S.A.
in April 2016
and he served as a member of the board until October 2022
. He was member of the board of various subsidiaries, including Cervecera CCU Chile Limitada and Embotelladoras Chilenas Unidas S.A., and is still a member of the board of Viña San Pedro Tarapacá S.A. and Compañía Pisquera de Chile S.A. He is director of international subsidiaries of LarraínVial S.A. and currently a member of the board of directors of Lipigas S.A., Construmart S.A., Multiexport Foods S.A. and Stel Chile S.A. Mr. Barros holds a degree in Business Administration from the Pontificia Universidad Católica de Chile and graduated from the PADE of ESE Business School, Universidad de Los Andes.

Our Board of Directors, in addition to its individual experience in sustainability issues, shares a common experience, which is to monitor and promote the initiatives of the CCU 2030
Environmental Vision plan
, particularly our goals to reduce emissions and water consumption, waste valorization, as well as matters related to the challenges of community relations, among others.

The principal business activities of our current and former 2021 and 2022 directors are summarized in the following table:

Directors	Business Activities
Andrónico Luksic	Chairman of Compañía Cervecerías Unidas S.A.
Carlos Molina	Director of Companies
Francisco Pérez	Quiñenco’s CEO
Vittorio Corbo	Economist and Director of Companies
Pablo Granifo	Chairman of Banco de Chile and VSPT
Rodrigo Hinzpeter	General Counsel of Quiñenco
Rory Cullinan	Director of Companies
Marc Gross	Ex Chief Supply Chain Officer of Heineken
María Gabriela Cadenas (1)	Senior Vice President Digital and Technology, Americas – The Heineken Company
José Miguel Barros (2)	Partner of LarrainVial

(1)	Elected by the Board of Directors on October 5, 2022.
(2)	Resigned as director of Compañía Cervecerías Unidas S.A., effective October 1, 2022.

The shareholders’ meeting held on April 14, 2021 elected as directors, for a term of three years, Messrs. Andrónico Luksic, Francisco Pérez, Carlos Molina, Vittorio Corbo, Pablo Granifo, Rodrigo Hinzpeter, José Miguel Barros, Marc Gross and Rory Cullinan.

On October 5, 2022, due to the resignation of director Mr. José Miguel Barros effective as of October 1, 2022, the board of directors appointed, pursuant to article 32 of the Chilean Corporations Act, Ms. María Gabriela Cadenas to the vacant position until the next ordinary shareholders’ meeting.

Therefore, the next shareholders´ meeting held on April 12, 2023 elected as directors, for a term of three years, Messrs. Andrónico Luksic, Francisco Pérez, Carlos Molina, Vittorio Corbo, Pablo Granifo, Rodrigo Hinzpeter, Marc Gross, Rory Cullinan and María Gabriela Cadenas.

None of our directors is party to a service contract with us or any of our subsidiaries that provides for benefits upon termination.

The following table sets forth certain information with respect to our senior management as registered with the CMF (also referred as principal executive officers), as of April 2023:

Senior Management	Position	Position Held Since	At Company Since
Patricio Jottar	Chief Executive Officer	July 1998	July 1998
Gabriela Ugalde	Chief Human Resources Officer	April 2018	April 2018
Barbara Wolff	Corporate and Sustainability Affairs Officer	October 2022	May 2008
Felipe Dubernet	Chief Financial Officer	February 2014	May 2011
Felipe Benavides	General Counsel	March 2015	March 2015
Juan Boned	General Controller	August 2021	August 2021
Antonio Cruz	Corporate Development Manager	June 2017	June 2017
Francisco Diharasarri (1)	General Manager CCU Chile	October 2003	June 1985
Julio Freyre	General Manager CCU Argentina	August 2021	October 2003
Sebastián Landi	International Business Manager	November 2019	November 2019
Pedro Herane	General Manager VSPT	April 2013	May 2010
Domingo Jiménez	General Manager CPCh	August 2018	May 2004
Juan Martin Vannicola	Corporate Industrial Processes Manager	April 2020	April 2020
Martín Rodríguez (2)	Transformation Manager	March 2015	March 2015

(1)
On July 31, 2023, Francisco Diharasarri will retire from his position of General Manager in CCU Chile. In his replacement, his direct reports, the senior executives Matías Bebin and Eduardo Ffrench-Davis, will assume the General Manager positions of Cervecera CCU Chile Limitada and Embotelladoras Chilenas Unidas S.A., respectively. They will report directly to Patricio Jottar, CEO of Compañía Cervecerías Unidas S.A.

(2)	Martín Rodríguez was the Transformation Manager until March 31, 2023.

Patricio Jottar
(60), has served as our Chief Executive Officer since 1998. Mr. Jottar is on the board of directors of a number of CCU’s subsidiaries and affiliated companies, including, among others: Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A., Compañía Cervecerías Unidas Argentina S.A., Viña San Pedro Tarapacá S.A., Aguas CCU-Nestlé Chile S.A., Cervecería Kunstmann S.A., Bebidas CCU-Pepsico SpA, Bebidas del Paraguay S.A., Central Cervecera de Colombia S.A.S., Zona Franca Central Cervecera S.A.S.. and Distribuidora del Paraguay S.A. He is also chairman of the board of Compañía Pisquera de Chile S.A. and Promarca S.A. Prior to joining the Company, he was chief executive officer of Santander Chile Holding. Mr. Jottar holds a degree in Business Administration from the Pontificia Universidad Católica de Chile and a Master’s degree in Economics and Business Administration from the Instituto de Estudios Superiores de la Empresa, in Barcelona, Spain.

Felipe Dubernet
(53), has been our Chief Financial Officer since February 2014. He joined the Company in May 2011 and was the procurement officer until January 2014. He is currently a member of the board of several subsidiaries, including Aguas CCU-Nestlé Chile S.A., Comercial CCU S.A., Fábrica de Envases de Plásticos S.A. and Transportes CCU Limitada, among others. He is also chairman of the board or CRECCU S.A. Prior to joining us, he worked for 15 years at Unilever holding several positions in Supply Chain and Finance in Chile, Brazil and the United States. He holds a degree in Civil Engineering from the Pontificia Universidad Católica de Chile.

Juan Boned
(52), joined CCU as General Controller in August 2021. He is also the current chairman of the board of Fábrica de Envases Plásticos S.A. Previously, he worked in the beverage category with SABMiller in the areas of finance, procurement, client services, tele-sales and transformation, working in emerging and mature markets in Latin America and Europe. Prior to joining CCU, from 2017 to 2019he served as Global Head of Shared Services at Heineken and from 2019 through August 2021he served as CFO for the start-up of Heineken's business in Peru. He holds a degree in Public Accounting from the University of Buenos Aires and a MBA from the International University of Cataluña.

Gabriela Ugalde
(57), joined CCU as Chief Human Resources Officer in April 2018. Previously, she had been in charge of Organizational Development at Quiñenco since 2014. During her career she has worked for multinational and local companies, including Nestlé, CMR Falabella, Banco Itaú and Banco de Chile, where she has held management positions in the Human Resources Department. She received a degree in Psychology from the Pontificia Universidad Católica de Chile and a Master’s degree from the same university.

Felipe Benavides
(47), has been our General Counsel since March 2015. He is currently a member of the board of Millahue S.A., Aguas CCU-Nestle Chile S.A., Transportes CCU Limitada and Fábrica de Envases Plásticos S.A. in Chile; Andrimar S.A., Coralina S.A., Marzurel S.A. and Milotur S.A. in Uruguay; Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A. in Paraguay; Bebidas Bolivianas BBO S.A. in Bolivia; and Central Cervecera de Colombia S.A.S. and Zona Franca Central Cervecera S.A.S. in Colombia. Previously, he was the general counsel at SMU S.A.from 2013 to March 2015. He was also a senior associate at Cariola, Diez, Pérez Cotapos and an international associate for Debevoise & Plimpton LLP (New York). He received his Law degree from the Pontificia Universidad Católica de Chile and an LLM from Duke University.

Barbara Wolff
(47), has been our Corporate and Sustainability Affairs Officer since October 2022 and has been at the Company, specifically in VSPT Wine Group, since 2008. She is currently a member of the board of directors of the Beer Trade Union ACECHI and CRECCU S.A. She led Corporate Affairs, Sustainability, and Innovation at VSPT Wine Group before joining us. She has a degree in Business and Administration from Universidad Adolfo Ibañez.

Antonio Cruz
(41) joined CCU as Corporate Development Manager in June 2017. He is currently a member of the board of Bebidas del Paraguay S.A., Distribuidora del Paraguay S.A. in Paraguay; Bebidas Bolivianas BBO S.A. in Bolivia; as well as Andrimar S.A., Coralina S.A., Marzurel S.A. and Milotur S.A. in Uruguay. He has been with CCU since June 2015, and before joining us, he worked at Quiñenco within its Business Development division. He holds a degree in Business Administration from the Pontificia Universidad Católica de Chile and a MBA from Columbia University in New York.

Francisco Diharasarri
(62),
is the General Manager of CCU Chile and has been with the Company since 1985. Previously, he was general manager of Embotelladoras Chilenas Unidas S.A. and before that he was general manager of
Cervecería CCU
and general manager of Fábrica de Envases Plásticos S.A. He is also currently the chairman of the board of Aguas CCU-Nestlé Chile S.A.,
Transportes CCU Limitada,
Comercial CCU S.A., La Barra S.A., CRECCU S.A., Bebidas Ecusa SpA, Bebidas CCU-Pepsico SpA, and Bebidas Carozzi CCU SpA, and is also member of the board of Cervecería Austral S.A. and Promarca S.A., among others. He received a degree in Civil Engineering from the Universidad de Chile.

Julio Freyre
(58), has been the General Manager of Compañía Cervecerías Unidas Argentina S.A. since August 2021, and of Compañía Industrial Cervecera S.A. He is also a board member of the above companies. Between 2007 and 2012 he also held the position of operations manager and between 2012 and 2014 he had regional responsibility over the administrative/financial operations of Argentina, Uruguay and Paraguay. Previously, he was the manager of administration, finance and development of Compañía Cervecerías Unidas Argentina S.A. from 2003 to 2007 Prior to joining the Company, he worked at Anheuser-Busch for ten years. He received a Bachelor's degree in Business Administration from the Catholic University of Uruguay and an MBA from Saint Joseph's University in Philadelphia.

Sebastián Landi
(48), has been our International Business Manager since November 2019. He is the chairman of the board of Andrimar S.A., Coralina S.A., Marzurel S.A., Milotur S.A. in Uruguay and in Paraguay of Bebidas del Paraguay S.A. He is also vice-chairman of Bebidas Bolivianas BBO S.A. and a member of the board of Distribuidora del Paraguay S.A. Previously, he worked at Clorox since 2004, where he held various positions in marketing and then as general manager of Peru and finally as general manager for Argentina, Paraguay & Uruguay. He is a chemical engineer and holds a Master’s degree in Strategic Marketing.

Domingo Jiménez
(43), is the General Manager of Compañía Pisquera de Chile S.A. He is also chairman of the board of D&D SpA and a member of the board of La Barra S.A. Previously, he was the finance director at Cervecera CCU Chile Limitada. He has been with the Company since 2004, working in different subsidiaries, as well as Heineken Americas and Heineken USA. He received a degree in Business Administration from the Pontificia Universidad Católica de Chile.

Pedro Herane
(53), has been the General Manager of Viña San Pedro Tarapacá S.A. since April 2013. He is currently the chairman of the board of Finca La Celia S.A. and member of the board of La Barra S.A. Prior to his current position, he was the commercial manager in charge of the domestic market at Viña San Pedro Tarapacá S.A. Prior to joining CCU, he held the position of senior group manager at Procter & Gamble, where he worked for ten years in multiple positions in Chile, Latin America and United States. He received a Bachelor’s degree in Business from University Adolfo Ibáñez in Chile and a Master’s degree in Marketing and Communications from the Paris School of Management (ESCP – EAP) in France.

Juan Martin Vannicola
(43), has been the Corporate Industrial Processes Manager since April 2020. He is currently a member of the board of Fábrica de Envases Plásticos S.A. Previously, he held various supply chain positions at Heineken since 2009. He worked in the Netherlands as Global Logistics consultant, in the USA as regional logistics manager of the Americas, and in Greece as supply chain director, in charge of breweries, malteries, water plants and the distribution operations. He holds an Industrial Engineering degree from Instituto Tecnológico de Buenos Aires, Argentina. He also graduated from the Logistics Management Program in the Eindhoven University of Technology, the Netherlands.

Martín Rodríguez
(62), was our Transformation Manager and was with the Company from 2015 until March 2023. He was a member of the board of directors of CRECCU S.A. and La Barra S.A. until March and April 2023, respectively. Previously, he was a M&A manager and strategic development manager at Quiñenco, where he held various positions since 1999. He also was a board member of Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A. and Foods Compañía de Alimentos CCU S.A. until March 2015. He holds a degree in Business Administration from the Pontificia Universidad Católica de Chile and he has an MBA from UCLA as well as a Master’s degree in Economics from the Pontificia Universidad Católica de Chile.

Our senior managers are full time employees; therefore, they do not perform principal business activities outside the Company.

B.	Compensation

The board of directors’ gross compensation is determined by the shareholders at the annual shareholders’ meeting. As approved at the annual shareholders´ meeting held on April 13, 2022, the directors’ monthly remuneration, for their attendance to meetings, independent of the number of meetings held in each period, was fixed at UF 100 per director, and UF 200 for the chairman, plus an amount equivalent to 3% of the distributed dividends, for the board as a whole, at a rate of one-ninth for each director and in proportion to the time each one served as such during the year 2022. If the distributed dividends exceed 50% of the Net income attributable to equity holders of the parent company, the board of directors’ variable remuneration shall be calculated over a maximum of 50% of such net income. Those directors that are members of the directors’ committee (see “Item 6.C. Board Practices – Directors’ Committee”) receive a monthly gross remuneration of UF 50 for attendance to directors’ committee meetings, independent of the number of meetings held in such period, plus the amount that, as the percentage of the dividends, is required to complete one third of the total remuneration a director is entitled to, pursuant to Article 50 bis of Law Nº 18,046 and Regulation N° 1,956 of the CMF. Directors that are members and observers of the audit committee receive a monthly gross remuneration for attendance to audit committee meetings, regardless of the number of meetings held in the period, of UF 50. UF stands for “Unidad de Fomento” which is an inflation linked accounting unit used in Chile. As of March 31, 2023, its value corresponded to CLP 35,575.48.

The described gross compensation for board members was also approved for 2023 at the shareholders’ meeting held on April 12, 2023.

In 2022, the total compensation paid by us and our subsidiaries to each of our directors for services rendered was as follows:

	Attendance	Dividend Participation (3)
Director	Meetings fee (3)	2021 (4)	2022 (5)	Total
		(in thousands of CLP)
Andrónico Luksic Craig	163,011	122,738	118,859	404,608
Carlos Molina Solís	264,146	261,393	118,859	644,398
Francisco Pérez Mackenna	280,325	261,393	118,859	660,577
Vittorio Corbo Lioi	77,427	233,384	118,859	429,670
Pablo Granifo Lavín	189,725	178,757	118,859	487,341
Rodrigo Hinzpeter Kirberg	190,694	122,738	118,859	432,291
Rory Cullinan	142,050	122,738	118,859	383,647
Marc Gross	180,287	122,738	118,859	421,884
María Gabriela Cadenas (1)	27,814	-	29,715	57,529
José Miguel Barros van Hövell tot Westerflier (2)	165,069	150,747	89,144	404,960
Total	1,680,548	1,576,626	1,069,731	4,326,905

(1)	Includes meetings fee attendance and dividend participation in 2022.
(2)	Resigned as director of Compañía Cervecerías Unidas S.A., effective October 1, 2022.
(3)	Includes the remuneration for members of the audit and directors’ committees.
(4)	Charged to 2021’s distributable Net Income. Considering the final dividend paid in 2022.
(5)	Charged to 2022’s distributable Net Income. Considering the interim dividend paid in 2022.

For the year ended December 31, 2022, the aggregate amount of compensation paid by us to all our directors was CLP 4,327 million.

For the year ended December 31, 2022 the aggregate amount of compensation paid to our senior managers registered at the CMF was CLP 9,183 million. The Company grants to the Chief Executives annual bonuses, which have an optional and variable nature, not contractual and assigned according to compliance of individual and corporate goals and based on the incomes of the year. We are not required under Chilean law to disclose to our shareholders or otherwise make public information as to the compensation of our individual senior managers.

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

The shareholders´ meeting held on April 14, 2021 elected as directors, for a term of three years, Messrs. Andrónico Luksic, Francisco Pérez, Carlos Molina, Vittorio Corbo, Pablo Granifo, Rodrigo Hinzpeter, José Miguel Barros, Marc Gross and Rory Cullinan.

On October 5, 2022, due to the resignation of director Mr. José Miguel Barros effective as of October 1, 2022, the board of directors appointed, pursuant to article 32 of the Chilean Corporations Act, Ms. María Gabriela Cadenas to the vacant position until the next ordinary shareholders' meeting.

Therefore, at the shareholders´ meeting held on April 12, 2023. Messrs. Andrónico Luksic, Francisco Pérez, Carlos Molina, Vittorio Corbo, Pablo Granifo, Rodrigo Hinzpeter, Marc Gross, Rory Cullinan and Ms. María Gabriela Cadenas were elected as directors, for a term of three years.

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

According to the Chilean Securities Market Law and the Chilean Corporations Act, corporations whose market capitalization reaches or exceeds UF 1.5 million (as of March 31, 2023 approximately CLP 53,363 million) and at least 12.5% of its outstanding shares with voting rights are in the possession of shareholders that individually control or possess less than 10% of such shares, shall designate a “comité de directores” or “directors’ committee” and appoint at least one independent director. The directors’ committee shall be composed of three members and at least one member shall be independent. If the market capitalization or stock percentage falls below this threshold, the obligation to designate a directors’ committee no longer applies. However, corporations which do not meet these requirements may voluntarily assume the obligations concerning the directors’ committee, in which case they shall strictly follow the provisions of the Chilean Corporations Act.

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

•	to examine the managers’, principal executive officers’ and employees´ remuneration policies and compensation plans;
•	to prepare an annual report of the performance of its duties, including the principal recommendations to shareholders;
•
to advise the board of directors as to the suitability of retaining the independent accounting firm to provide non-audit services, which are not prohibited by the Chilean Securities Market Law, if the nature of such services could impair the accountants independence from the company; and

•	all other matters contemplated in our bylaws or entrusted to the directors’ committee by a shareholders’ meeting or the board of directors.

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

Additionally, following the election of a new board of directors at the shareholders´ meeting held on April 12, 2023, Mr. Vittorio Corbo, elected as independent director in accordance with Article N° 50 bis of the Chilean Corporations Act, at the board meeting held the same date, appointed as members of our directors’ committee Messrs. Carlos Molina and Francisco Pérez. Therefore, the current members of the directors’ committee are Messrs. Vittorio Corbo, Francisco Pérez and Carlos Molina.

The members of the directors’ committee receive a remuneration the amount of which is established annually by the shareholders, taking into consideration the duties that the directors’ committee members shall perform, which shall not be less than a third of the remuneration of a director.

The compensation of our directors’ committee members, as approved at the shareholders’ meeting held on April 12, 2023, consists (effective as of May 2023) of a monthly gross remuneration for attendance to directors’ committee meetings, independent of the number of meetings held in each period, of UF 50 (as of March 31, 2023, approximately CLP 1,779 thousand), plus the amount required to complete the remaining third of the remuneration of a director.

The same remuneration package was approved for 2021 and 2022 at the shareholders’ meetings held on April 14, 2021 and April 13, 2022, respectively.

The shareholders shall determine the budget of the directors’ committee and those of its advisors, which, pursuant to Chilean Corporations Act, shall not be less than the aggregate amount of the annual remuneration of the committee members. The directors’ committee shall be allowed to request the recruitment of professionals to fulfill its duties within the limits imposed by the budget. The activities of the directors’ committee, the annual report of the performance of its duties and its expenses, including its advisors’ expenses, shall be included in the annual report and conveyed to the shareholders. The budget of the directors’ committee and its advisors, approved at the shareholders’ meetings held on April 14, 2021, April 13, 2022 and April 12, 2023, is equal to the aggregate amount of the annual remuneration of the committee members.

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

Effective October 1, 2022, Mr. José Miguel Barros resigned as director and therefore to its observer status at the audit committee.

Following the election of a new board at the shareholders´ meeting held on April 12, 2023, the board of directors, at the meeting held the same date, appointed directors Messrs. Vittorio Corbo and Carlos Molina to our audit committee, both of whom meet the independence criteria under the Exchange Act and under the NYSE Rules. The board of directors also resolved that director Mr. Francisco Pérez shall participate in the audit committee’s meetings as observer.

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

As approved at the shareholders’ meeting of Compañía Cervecerías Unidas S.A. held on April 12, 2023, members and observers of the audit committee are entitled to receive (with effect as of May 2023) a compensation consisting of a monthly gross remuneration for their attendance to audit committee meetings, independent of the number of meetings held in each period, of UF 50 (as of March 31, 2023, approximately CLP 1,779 thousand). The same compensation was approved at the shareholders’ meeting held on April 14, 2021 and April 13, 2022.

The total annual budget for operating cost and advisors of the audit committee, approved at each of the shareholders’ meetings referred to above, amounts to UF 2,000.

D.	Employees

The following table shows the breakdown of our employees with indefinite contract by operating segments as of December 31 for each of the years listed below:

	2020	2021	2022
Chile	4,770	5,000	5,053
International Business	2,583	2,585	2,502
Wine	1,280	1,352	1,395
Others (1)	418	409	404
Total	9,051	9,346	9,354

(1)	Includes corporate head office functions only.

The following table shows the breakdown of all our employees by type of contract as of December 31,2022:

Type of contract	Women	Men	Total
Indefinite	1,626	7,728	9,354
Fixed Term	53	768	821
Work or task	90	248	338
Consolidated Total	1,769	8,744	10,513

All employees whose contracts are terminated for reasons other than misconduct are entitled by law to receive a severance payment. In the last three years, we made severance payments in the amounts of, CLP 4,806 million, CLP 11,186 million and CLP 12,808 million, respectively.

In Chile, permanent employees are entitled to a basic severance payment, as required by law, of one month’s salary for each year, or six-month portion thereof, worked. This condition is subject to a limitation of a total payment of no more than 11 months’ pay for employees hired after August 14, 1981. Severance payments to employees hired before August 14, 1981 are not subject to this limitation. Our employees who are subject to collective bargaining agreements have a contractual benefit to receive a payment in case of resignation, consisting of a payment of one monthly base salary for each full year worked, not subject to a limitation on the total amount payable but subject to a limitation on the total number of employees who can claim the severance benefit during any one year. In 2022, we laid off 417 employees.

Chile Operating segment, Wine Operating segment and Other

In the Chile and Wine Operating segments and Other, as of December 31 of the last three years, we had a total of 6,468, 6,761 and 6,852 permanent employees, respectively. As of December 2022, 4,592 were represented by 45 labor unions. The average tenure of our permanent employees was approximately eight years.

Unionized employees represent approximately 61% of our total permanent workforce. Our management believes it generally has a good relationship with the labor unions representing our employees.

During 2022, 2,662 employees renewed their collective contracts, most of them for a period of two years.

We do not maintain any pension fund or retirement program for our employees. Workers in Chile are subject to a national pension fund law which establishes a system of independent pension plans, administered by Administradoras de Fondos de Pensiones (“AFPs”). We have no liability for the performance of the pension plans or any pension payments to be made to our employees.

In addition to our permanent work force, as of December 31, 2022, we had 296 temporary employees, who were hired for specific time periods to satisfy short-term needs.

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

In Argentina, unionized employees represent approximately 75% of our total permanent workforce, moreover in Uruguay this number represent 57% of our total permanent workforce.

In addition to our permanent work force, as of December 31, 2022, we had 525 temporary employees, who were hired for specific time periods to satisfy short-term needs.

E.	Share Ownership

Except as disclosed in “Item 7: Major Shareholders and Related Party Transactions – A. Major Shareholders”, as of March 31, 2023, our senior management and our board members in the aggregate directly owned less than one percent of our shares.

We do not maintain stock option or other programs involving our employees in the capital of the Company.

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

ITEM 7: Major Shareholders and Related Party Transactions

A.	Major Shareholders

Our only outstanding voting securities are our shares of our common stock. The following table sets forth information concerning the ownership of our common stock as of March 31, 2023:

	Number of shares owned	Ownership %
Inversiones y Rentas S.A. (“IRSA”) (1)	218,109,273	59.03%
Inversiones IRSA Limitada (1)	25,279,991	6.84%
Controlling Shareholders	243,389,264	65.87%
JPMorgan Chase Bank N.A. (ADRs)	76,201,309	20.62%
Banco de Chile por cuenta de State Street	11,391,001	3.08%
Banco Santander por cuenta de Inv. Extranjeros	7,627,832	2.06%
Banco de Chile por cuenta de Terceros No Residentes	4,585,205	1.24%
Banco Santander Chile	2,587,291	0.70%
Banchile Corredores De Bolsa S.A	2,019,402	0.55%
Banco de Chile por cuenta de CITI NA New York Client	1,635,841	0.44%
Banco de Chile por cuenta de CITI NA London Client	1,320,808	0.36%
Banco de Chile por cuenta de CEP Luxembourg Client	507,514	0.14%
Banco Santander-HSBC Bank PLC London Client Account	347,408	0.09%
Custodian banks	32,022,302	8.67%
AFPs as a group (Chilean pension funds)	3,461,286	0.89%
Our directors and senior management as a group (2)(3)	19,840	0.01%
TOTAL	355,094,001	96.06%

(1)	Inversiones y Rentas S.A. owns 99.9999% of Inversiones IRSA Limitada’s equity.
(2)
Does not include the 243,389,264 shares of our common stock owned, directly and indirectly, by Inversiones y Rentas S.A., which is 50% beneficially owned by Quiñenco, a holding company of the Luksic Group, as discussed below, which is controlled by the Luksic family. Andrónico Luksic, our director, is a member of the Luksic family.

(3)
As of March 31, 2023, our director Francisco Pérez Mackenna has a 0.004% direct ownership interest in Compañía Cervecerías Unidas S.A. with 14,897 shares. Our director Vittorio Corbo Lioi indirectly owns 4,343 shares of Compañía Cervecerías Unidas S.A., equivalent to 0.001%, through the ownership of Vittorio Corbo y Asociados Limitada, of which it holds 82%. Mr. Juan Boned, senior manager of Compañía Cervecerías Unidas S.A., holds 300 ADRs representing 600 shares of the company, equivalent to a 0.0002% ownership interest.

To the best of our knowledge, our beneficial shareholders who, directly or indirectly, own more than 5% of the outstanding shares of our common stock are Inversiones y Rentas S.A. with 59.03% and Inversiones IRSA Limitada with 6.84%, as of March 31, 2023 and as of the date of this annual report.

CCU is controlled by IRSA, which owns, directly and indirectly, 65.87% of the shares of our common stock. IRSA is a Chilean corporation owned 50% by Quiñenco, which is a holding company of the Luksic Group, and 50% by Heineken Chile SpA, a Chilean corporation (
sociedad por acciones
) whose current controller is Heineken International B.V., a Dutch limited liability company, subsidiary of Heineken N.V. IRSA directly owns 218,109,273 shares of our common stock and, indirectly, through Inversiones IRSA Limitada, 25,279,991 additional shares of our common stock.

The shareholders of IRSA, Quiñenco and Heineken Chile SpA, signed a Shareholders' Agreement, which was then registered in the
Depósito Central de Valores
(“DCV”). The agreement restricts IRSA’s shareholders from independently acquiring shares of CCU, with the exception of acquiring shares through IRSA. This Shareholders’ Agreement also restricts the shareholders of IRSA from freely selling CCU’s shares, as it imposes preferential rights, among other restrictions.

As of March 31, 2023, JPMorgan Chase Bank N.A. (“JPMorgan”), the depositary for our ADR facility, was the record owner of 76,201,309 shares of our common stock 20.62% of the outstanding common stock) deposited in our ADR facility.

As of March 31, 2023, we had 3,765 shareholders of record. All shareholders have equal voting rights. It is not practicable for us to determine the number of our ADSs or our common shares beneficially owned in the United States as the depositary for our ADSs only has knowledge of the record holders, including the Depositary Trust Company and its nominees. As a result, we are not able to ascertain the domicile of the final beneficial holders represented by the one ADS record holder in the United States. Likewise, we cannot readily determine the domicile of any of our foreign shareholders who hold our common stock, either directly or indirectly.

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

•
corporate entities that have, with respect to us, the character of parent company, affiliated companies or subsidiary. Parent companies are those that control directly or indirectly more than 50% of the subsidiary’s voting stock (or participation, in the case of business organizations other than stock companies), or that may otherwise elect or appoint, or cause the election or appointment, of the majority of the directors or officers. A limited partnership (
sociedades en comandita)
may likewise be a subsidiary of a corporation, whenever the latter has the power to direct or guide the administration of the general partner (
gestor
) thereof. For these purposes, affiliated companies are those where one of them, without actually controlling the other, owns directly or indirectly 10% or more of the latter’s voting stock (or equity, in the case of business organizations other than stock companies), or that may otherwise elect or appoint, or cause the election or appointment of, at least one board member or manager;

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

96

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

1.
Transactions that do not involve a “material amount”. For this purpose, any transaction that is both greater than UF 2,000 (as of March, 31, 2023, approximately CLP 71 million) and in excess of 1% of the corporation’s equity, or involving an amount in excess of UF 20,000 (as of March 31, 2023, approximately CLP 712 million) shall be deemed to involve a material amount. All transactions executed within a 12 month period that are similar or complementary to each other, with identical parties, including related parties, or objects, shall be deemed to be a single transaction.

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

The usual practice policy adopted by the board of directors in the meeting held on January 13, 2010, as amended on July 6, 2011, July 5, 2016, and December 5, 2018 remains available to shareholders at the Company’s offices in Avenida Vitacura N° 2670, 23 rd
Floor, Santiago, Chile, and on the web site www.ccuinvestor.com. The foregoing website is provided for informational purposes only, and the information thereon is not incorporated into this annual report.

In the ordinary course of business, we engage in a variety of transactions with some of our affiliates and related parties. Financial information concerning these transactions is set forth in “Note 11” to our consolidated financial statements.

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

We engage in a variety of transactions with affiliates of the Luksic Group and Heineken, the beneficial owners of IRSA, as well as with other shareholders of ours. Currently, Quiñenco and Heineken Chile SpA, a Chilean corporation (
sociedad por acciones
) whose current controller is Heineken International B.V., a Dutch limited liability company, subsidiary of Heineken N.V., are the only shareholders of IRSA, each with a 50% equity interest See “Item 4: Information on the Company – C. Organizational Structure”.

On November 30, 2005, we and Heineken Brouwerijen B.V. amended the license and technical assistance agreements which provide us with the exclusive rights to produce, sell and distribute Heineken beer in Chile and Argentina commencing June 18, 2003. These agreements have an initial term of ten years beginning in June 2003, renewable for subsequent periods of five years. See “Item 4: Information on the Company – B. Business Overview – Production and Marketing – Chile Operating segment” and “Item 4: Information on the Company – B. Business Overview – 4. Production and Marketing – International Business Operating segment”.

On October 12, 2011, we and Heineken Brouwerijen B.V. signed the Amended and Restated versions of the Trademark License Agreements which provide us with the exclusive rights to produce, sell and distribute Heineken beer in Chile and Argentina, in force as of January 1, 2011. These agreements have an initial term of ten years, and automatically renew on January 1 of each year for a new period of ten years, unless any party gives notice of its decision not to renew, in which case the agreements will be in force until the last renewal period expires.

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

On January 28, 2015, a Trade Mark License Agreement (“TMLA”) was executed between our subsidiary Cervecería CCU and Heineken Brouwerijen B.V. to produce, sell and distribute beer under the brand name Sol in Chile. The TMLA contemplates a ten-year term as of July 1, 2014 and shall each year (as of July 1 st
) be automatically renewed for a new period of ten years, unless any party has given notice in writing of its decision not to renew.

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

On April 20, 2018, Bebidas del Paraguay S.A. and Heineken Brouwerijen B.V. signed a Distribution Agreement which provides us with the exclusive rights to distribute Sol beer in Paraguay, effective as of 1 January 2018. This agreement has an initial term of five years and will automatically be renewed for subsequent three-year period unless any party gives notice of its decision not to renew, in which case the agreements will be in force until expiration of the first period or the respective subsequent period.

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

As of January 2023, Bebidas del Paraguay S.A. is Heineken Brouwerijen B.V. distributor of Schin beer in Paraguay.

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

Our principal transactions
9
with related parties for the twelve-month period ended December 31, 2022, are detailed below:

Company	Relationship	Transaction	Amount (in millions of CLP)
Aerocentro S.A.	Related to the subsidiary's shareholder	Sales of products	1
Amstel Brouwerijen B.V.	Related to the controller's shareholder	License and technical assistance	971
Antofagasta Minerals S.A.	Related to the controller's shareholder	Sales of products	1
Banchile Corredores de Bolsa S.A.	Related to the controller's shareholder	Investment Rescue/Investments	149,300
Banchile Corredores de Bolsa S.A.	Related to the controller's shareholder	Investment Rescue	148,410
Banco BASA S.A.	Related to the subsidiary's shareholder	Sales of products	2
Banco de Chile	Related to the controller's shareholder	Derivatives/Interests/Investment Rescue/Investments/Sales of products/Services received	665,992
Cadena Farmacenter S.A.	Related to the subsidiary's shareholder	Sales of products	15
Canal 13 SpA.	Related to the controller's shareholder	Services received	1,155
Cementos Concepción S.A.E.	Related to the subsidiary's shareholder	Sales of products	2
Central Cervecera de Colombia S.A.S.	Joint venture	Capital contribution	10,329
Cervecera Valdivia S.A.	Shareholder of subsidiary	Dividends paid	2,498
Cervecería Austral S.A.	Joint venture	Dividends received/Purchase of products/Royalty/Sales of products/Services provided	33,155
Cervecería Kunstmann Ltda.	Related to non-controlling subsidiary	Sales of products/Services received	976
Chajha S.A.	Related to the subsidiary's shareholder	Sales of products	6
Cigar Trading S.R.L.	Related to the subsidiary's shareholder	Sales of products	1
Comercial Patagona Ltda.	Subsidiary of joint venture	Sales of products/Services received	11,876
Consignataria de Ganado S.A.	Related to the subsidiary's shareholder	Sales of products	1
Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Shareholder of subsidiary	Dividends paid/Loan/Purchase of products/Sales of products	2,698
Club Libertad	Related to the subsidiary's shareholder	Sales of products	13
Ecor Ltda.	Related to the subsidiary's shareholder	Services received	79
Emprendimientos Hoteleros S.A.E.C.A.	Related to the subsidiary's shareholder	Sales of products	21
Empresa Nacional de Energía Enex S.A.	Related to the controller's shareholder	Sales of products/Services received	970
Empresas Carozzi S.A.	Shareholder of joint operation	Purchase of products/Sales of products	6,315
ENEX Paraguay S.R.L.	Related to the subsidiary's shareholder	Sales of products	197
Fundación Ramón T. Cartes	Related to the subsidiary's shareholder	Sales of products	1
Ganadera Las Pampas S.A.	Related to the subsidiary's shareholder	Sales of products	4
Hapag-Lloyd Chile SpA.	Related to the controller's shareholder	Services received	573
Heineken Brouwerijen B.V.	Related to the controller's shareholder	License and technical assistance/Purchase of products/Services received	35,838
Inversiones BEBINV S.A.	Related to the controller's shareholder	Capital contribution	1,648
Inversiones Enex S.A.	Related to the controller's shareholder	Sales of products	1,954
Inversiones Irsa Ltda.	Related to the controller	Dividends paid	8,471
Inversiones PFI Chile Ltda.	Shareholder of joint operation	Purchase of products/Services provided/Services received	24,942
Inversiones Punta Brava S.A.	Related to the controller's shareholder	Services received	451
Inversiones Río Elqui SpA.	Related to non-controlling subsidiary	Interests/Loan	26
Inversiones y Rentas S.A.	Controller	Dividends paid/Services provided	73,099
La Misión S.A.	Related to the subsidiary's shareholder	Sales of products	1
Nestlé Chile S.A.	Shareholder of subsidiary	Dividends paid	8,447
Palermo S.A.	Related to the subsidiary's shareholder	Sales of products	10
Pamplona S.A.	Related to non-controlling subsidiary	Sales of products	1
Prana S.A.	Related to the subsidiary's shareholder	Sales of products	0
QSR S.A.	Related to the subsidiary's shareholder	Sales of products	340
Quiñenco	Controller's shareholder	Sales of products	40
Radiodifusión SpA.	Related to the controller's shareholder	Services received	103
SAAM Extraportuario S.A.	Related to the controller's shareholder	Services received	244
SAAM Logistics S.A.	Related to the subsidiary's shareholder	Services received	668
Saga Gym S.R.L.	Related to the controller's shareholder	Sales of products	1
Societé des Produits Nestlé S.A.	Related to the subsidiary's shareholder	Royalty	721
Tabacalera del Este S.A.	Related to the subsidiary's shareholder	Sales of products	44
Transbank S.A.	Related to the controller's shareholder	Services received	311
Viña Tabalí S.A.	Related to the controller's shareholder	Services provided	2
Water Latam S.L.	Related to the controller's shareholder	Buy shares	25,594
Yanghe Chile SpA.	Shareholder of subsidiary	Dividends paid	2,241

9
See “Note 11” to our Consolidated Financial Statements included herein for detailed information.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8: Financial Information

A.	Consolidated Statements and Other Financial Information

See “Item 18: Financial Statements” and “Item 19: Exhibits” for the Company's Financial Statements and notes, audited by PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada.

Wine Exports

We, through our subsidiary VSPT, exported wine to more than 80 countries in 2022. VSPT is the second-largest wine exporter in Chile. See “Item 4: Information on the Company – B. Business Overview – Competition – Wine Operating segment”.

The following table presents our total wine exports by volume and sales, as of December of the last three years as percentage of consolidated volume and sales for the last three years:

	2020	2021	2022
Exports (thousands of liters) (1)	66,403	65,158	66,273
% of total consolidated sales volume	2.16%	1.88%	1.93%
Exports (CLP million) (1)	127,160	128,821	150,163
% of total consolidated sales	6.85%	5.18%	5.54%

Legal Proceedings

See “Note 35 - Contingencies and Commitments” of our Financial Statements as of December 31, 2022 included herein.

Additionally, on April 10, 2023, we received notice of a complaint filed by Cervecería Chile S.A., a subsidiary of ABI, before the Chilean Competition Court (Tribunal de Defensa de la Libre Competencia), where the complainant alleged that Compañía Cervecerías Unidas S.A. has incurred in possible abuse of dominant position in the beer distribution market. Given that we are currently in very early stages of these proceedings, at the time of filing this annual report it is not possible for Compañía Cervecerías Unidas S.A. to determine the possible effect that this complaint may have on said company’s financial position or profitability.

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

Our board of directors announced at our annual ordinary shareholders’ meeting held on April 13, 2022, its dividend policy for future periods, authorizing the distribution of cash dividends in an amount at least equal to 50% of our Net income of the year attributable to equity holders of the parent company under IFRS for the previous year. Our dividend policy is subject to change in the future due to changes in Chilean law, capital requirements, economic results and/or other factors. Same dividend policy was announced at the annual ordinary shareholders’ meeting held on April 12, 2023.

During our annual ordinary shareholders’ meeting held on April 14, 2021, a dividend of CLP 139,16548 per share of common stock (CLP 278.33096 per ADS using the ratio as of December 20, 2012 of 1 ADS to 2 common shares) was approved, in addition to the interim dividend of CLP 56 per share of common stock (CLP 112 per ADS) distributed in December 30, 2020. Together, these dividend payments amounted to CLP 72.114 million, representing 75% of the Net income of the year attributable to equity holders of the parent company for 2020.

The board of directors, in its meeting held on October 6, 2021, approved the distribution, with a charge to 2021’s Net income attributable to equity holders of the parent company, of an interim dividend of CLP 200 per share of common stock (CLP 400 per ADS), totaling CLP 73,900,574,400, which was paid as of October 29, 2021. Additionally, the board of directors, in its meeting held on March 9, 2022, resolved to propose to the next ordinary shareholders meeting, the distribution, with charge to 2021’s Net income attributable to equity holders of the parent company, of a final dividend of CLP 200 per share of common stock (CLP 400 per ADS). The proposal, representing a total payment of CLP 73,900,574,400, was approved at our annual ordinary shareholders’ meeting held on April 13, 2022 and the final dividend was paid as of April 28, 2022 to shareholders of record at midnight on April 22, 2022. Collectively, these dividend payments amount to CLP 147,801 million, representing 74,21% of the “Net income of the year attributable to equity holders of the parent company” for 2021.

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

The board of directors, at its meeting held on December 7, 2022, approved the distribution, with a charge to 2022’s Net income attributable to equity holders of the parent company, of an interim dividend of CLP 135.1 per share of common stock (CLP 270.2 per ADS), totaling CLP 49,919,838,008, which was paid as of December 29, 2022. Additionally, the board of directors, in its meeting held on March 8, 2023, resolved to propose to the next ordinary shareholders´ meeting, the distribution, with charge to 2022’s Net income attributable to equity holders of the parent company, of a final dividend of CLP 24.80181 per share of common stock (CLP 49.60362 per ADS). The proposal, representing a total payment of CLP 9,164,340,025, was approved at our annual ordinary shareholders’ meeting held on April 12, 2023 and the final dividend was paid as of April 27, 2023 to shareholders of record at midnight on April 21, 2023. Collectively, these dividend payments amount to CLP 59,084 million, representing 50,00% of the Net income of the year attributable to equity holders of the parent company for 2022.

The following table sets forth the amounts of interim and final dividends and the aggregate amounts of such dividends per share of common stock and per ADS in respect of each of the years indicated:

Year ended	CLP Per share (1)					USD Per ADS (2)
December 31	Interim	Final (3)		Total		Interim	Final (3)		Total
2017	70	108.89		178.89		0.23	0.36		0.59
2018	140	358.33		498.33		0.41	1.07		1.49
2019	75	179.95		254.95		0.20	0.42		0.62
2020	56	139.17		195.17		0.16	0.40		0.56
2021	200	200.00	(4)	400.00	(4)	0.50	0.47	(4)	0.97	(4)
2022	135,1	24.80		159.90		0.31	0.06		0.37

(1)	Interim and final dividend amounts are expressed in historical pesos
(2)
USD per ADS dividend information provided solely for reference purposes only, as we pay all dividends in CLP. The amounts shown above have been adjusted to reflect this change. The Chilean peso amounts as shown here have been converted into USD at the respective observed exchange rate in effect at each payment date or, in respect of the final dividend payable for the year ended December 31, 2022, at the observed exchange rate in effect as of April 25 th
, 2023. Note: The Federal Reserve Bank of New York does not report a noon buying rate for CLP.

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

	Santiago Stock Exchange		NYSE
	(per share of common stock)		(per ADS)
	High	Low	High	Low
	(CLP)	(CLP)	(CLP)	(CLP)
Years
2017	9,300	6,820	29.72	20.31
2018	9,587	7,848	30.35	24.30
2019	9,990	6,850	29.48	17.80
2020	7,868	4,125	20.22	10.72
2021	8,699	5,161	21.82	14.72
2022	7,100	4,476	17.78	9.31
2020
1 st quarter	7,868	4,989	20.22	11.25
2 nd quarter	6,812	5,151	16.62	12.53
3 rd quarter	6,440	4,982	15.90	12.66
4 th quarter	5,899	4,125	15.79	10.72
2021
1 st quarter	6,800	5,161	18.89	14.72
2 nd quarter	7,450	6,200	20.24	17.34
3 rd quarter	8,699	6,819	21.82	17.03
4 th quarter	8.090	6,500	19.49	15.03
2022
1 st quarter	7,100	5,490	17.78	13.52
2 nd quarter	5,999	5,400	15.38	12.36
3 rd quarter	6,173	4,476	12.75	9.31
4 th quarter	5,950	4,701	13.51	10.17

Last six months
October 2022	5,280	4,701	11.21	10.17
November 2022	5,598	4,966	12.32	10.70
December 2022	5,950	5,110	13.51	11.75
January 2023	6,253	5,410	15.67	12.59
February 2023	6,489	5,999	16.08	14.75
March 2023	6,593	5,945	16.60	14.25

During the last three years, no significant trading suspensions of the Company’s stock have occurred.

B.	Plan of distribution

Not applicable.

C.	Markets

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

The trading volume of our ADSs in the NYSE in the last three years is as follows:

Year	Quarter	Traded Volume (thousands of ADS)
2020	1 st quarter	22,505
	2 nd quarter	13,843
	3 rd quarter	11,979
	4 th quarter	17,413
	Total	65,740

2021	1 st quarter	20,375
	2 nd quarter	14,654
	3 rd quarter	10,032
	4 th quarter	10,670
	Total	55,731

2022	1 st quarter	9,136
	2 nd quarter	10,602
	3 rd quarter	21,903
	4 th quarter	13,357
	Total	54,998

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10: Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Provided below is a summary of certain material information found in our bylaws and provisions of Chilean law. This summary is not exhaustive. For more information relating to the items discussed in this summary, the reader is encouraged to read our updated bylaws, available in our website at www.ccu.cl or www.ccuinvestor.com. The information on our website is not incorporated by reference into this document.

Registration and corporate purposes
. We are a public corporation (
sociedad anónima abierta
) organized by means of a public deed dated January 8, 1902, executed before the notary public of Valparaíso, Mr. Pedro Flores, and our existence was approved by Supreme Decree N° 889 of the Treasury Department, dated March 19, 1902, both of which were recorded on the reverse of folio 49, N° 45 of Valparaíso’s Registry of Commerce for 1902, and published in Chile’s Official Gazette on March 24, 1902. We were recorded on March 8, 1982, at Chile’s Securities Registry of the CMF under N° 0007.

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

Article 199 bis of the Chilean Securities Market Law extends the obligation to make a tender offer for the remaining outstanding shares to any person, or group of persons with a joint performance agreement, that, as a consequence of the acquisition of shares, becomes the owner of two-thirds or more of the issued shares with voting rights of a corporation. Such tender offer must be affected within 30 days from the date of such acquisition.

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

Action necessary to change the rights of holders of stock
. The rights of stockholders are established by law and pursuant to the bylaws of a corporation. For certain modifications of shareholders’ rights, the law requires a special majority, such as the creation, increase, extension, reduction or suppression of preferred stock, which may be adopted only with the consent of at least two-thirds of the affected series. Consequently, any other impairment of rights not specifically regulated needs only an absolute majority (more than 50%) of the stock entitled to vote. However, the waiver of the shareholders’ right to receive no less than 30% of the Net income accrued in any fiscal year (minimum dividend) requires the unanimous vote of all stockholders. The above notwithstanding, no decision of the shareholders’ meeting can deprive a shareholder of any part of the stock that he/she owns.

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

The ADS facility is currently governed by Chapter XIV on “Regulations applicable to Credits, Deposits, Investments and Capital Contributions from Abroad”. According to Chapter XIV number 2.3, the establishment of an ADS facility is regarded as an ordinary foreign investment, subject to the above-mentioned limitations, and it is not necessary to seek the Central Bank’s prior approval in order to establish an ADS facility. The establishment of an ADS facility only requires that the Central Bank be informed of the transaction, and that the transactions thereunder be conducted through the Formal Exchange Market.

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

This summary does not purport to be complete and is qualified by reference to Chapter XIV of the Central Bank Foreign Exchange Regulations, a copy of which is available in Spanish and English versions at the Central Bank’s website at www.ccuinvestor.com or www.ccu.cl.

E.	Taxation

Chilean Tax Considerations

The following discussion is based on certain Chilean income tax laws presently in effect, including Rulings N°324 of January 29, 1990, and N°3,708 of October 1, 1999 of the Chilean Internal Revenue Service and other applicable regulations and rulings currently in force. The discussion summarizes the principal Chilean income tax consequences of an investment in the ADSs or shares of common stock by an individual who is not domiciled in or a resident of Chile or a legal entity that is not organized under the laws of Chile and does not have a permanent establishment located in Chile which we refer to as a “foreign holder”. For purposes of Chilean law, an individual holder is a resident of Chile if he or she has resided in Chile for more than one hundred and eighty-three days in a twelve-month period. An individual holder is domiciled in Chile if he or she resides in Chile with the purpose of staying in Chile (such purpose to be evidenced by circumstances such as the acceptance of employment within Chile or the relocation of his or her family to Chile). This discussion is not intended as tax advice to any particular investor, which can be rendered only in light of that investor’s particular tax situation. Neither is it intended to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase, own or dispose of shares or ADSs and does address all of the tax consequences that may be relevant to specific holders in light of their particular circumstances. Holders of shares and ADSs are advised to consult their own tax advisors concerning the Chilean or other tax consequences relating to the ownership of shares or ADSs.

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

Cash dividends and Other Distributions.
Cash dividends paid by us with respect to the ADSs or shares of common stock held by a foreign holder will be subject to a 35.0% withholding tax, which is withheld and paid by us (the “Chilean Withholding Tax”). A credit against the Chilean Withholding Tax is available based on the level of corporate income tax, or first category tax, actually paid by us on the taxable income to which the dividend is imputed; however, this credit does not reduce the Chilean Withholding Tax on a one-for-one basis because it also increases the base on which the Chilean Withholding Tax is imposed. The modifications incorporated to the Chilean income tax law by Act N° 21,210 enacted on February 24, 2021, provide for taxpayers’ subject to Article 14 letter A of the Chilean income tax law, a First Category Income tax at a rate of 27%.

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

The foregoing tax consequences apply to cash dividends paid by us. Dividend distributions made in kind (other than shares of common stock) will be subject to the same Chilean tax rules as cash dividends.

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

Gains obtained from the sale or exchange of shares of common stock (as distinguished from sales or exchanges of ADSs representing such shares of common stock) by a foreign holder will be generally subject to both the first category tax and the Chilean Withholding Tax at a rate of 35%. Reduced rates may apply for shares traded in a Chilean stock exchange and shares sold by residents of countries that have a Double Tax Treaty in force with Chile, on a case-by-case basis.

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

In the case where the sale of the shares is made on a day that is different from the date in which the exchange is recorded, capital gains subject to taxation in Chile may be generated. However, following Ruling N° 3,708 of 1999 of the Chilean Internal Revenue Service, we will include in the deposit agreement a provision whereby the capital gain that may be generated if the exchange date is different from the date in which the shares received in exchange for ADSs are sold, will not be subject to taxation. Such provision states that in the event that the exchanged shares are sold by the ADS holders in a Chilean stock exchange on the same day in which the exchange is recorded in the shareholders’ registry of the issuer or within two business days prior to the date on which the sale is recorded in the shareholders’ registry, the acquisition price of such exchanged shares shall be the price registered in the invoice issued by the stock broker that participated in the sale transaction.

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

As per the amendments introduced by Law N°21,420 of 2022 to the income tax law, from September 2, 2022, the general exemption for the capital gain derived from the sale of shares of Chilean public corporations has been abolished, and instead, a 10% capital gains tax applies on that income.

Besides from the general treatment, exemptions are maintained for institutional investors, under N°9 of Article 107 of the income tax law and Article 9 transitory of Law N° 20,712.

Pursuant to Article 107, N°9 of the Chilean income tax law, the sale of shares of Chilean public corporations which are actively traded on a Chilean stock exchange by a foreign institutional investor is not levied with any Chilean tax on capital gains if the sale or disposition is made:

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

For these purposes, an institutional investor is defined by Article 4 bis of the Securities Law (N°18,045) and it includes banks, financial institutions, insurance companies and fund managers authorized by law. Other entities are authorized by the Chilean Financial Market Commission.

If the foreign holder is not an institutional investor, a 10% capital gains tax will apply under the same circumstances and requirements.

If the requirements to apply the abovementioned exemption are not met, foreign institutional investors that transfer shares of Chilean public corporations which are actively traded on a Chilean stock exchange, may apply the exemption established in the abrogated Article 106 of the income tax law, provided that the securities have been acquired prior to January 1, 2017 and the investor, during its operation in the country and the moment of acquisition and disposal of said securities, complies with the requirements established in Article 106.

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

Also, transitional Article 5 of Act N° 20,712 indicates that the funds regulated by Law N° 18,657 (Investments Funds of Foreign Capital) will maintain the applicable tax regime of Article 106. In other words, the distribution abroad of profits obtained by these funds, arising out of the investments described in Article 106, will be exempt from Chilean income tax, as long as they do not transform into one of the funds created by Act N° 20,712.

Other Chilean Taxes.
No Chilean inheritance, gift or succession taxes apply to the transfer or disposition of the ADSs by a foreign holder but such taxes generally will apply to the transfer at death or by a gift of shares of common stock by a foreign holder. No Chilean stamp, issue, registration or similar taxes or duties apply to foreign holders of ADSs or shares of common stock.

Withholding Tax Certificates.
Upon request, we will provide to foreign holders’ appropriate documentation evidencing the payment of the Chilean Withholding Tax. We will also inform when the withholding was excessive in order to allow the filing for the reimbursement of taxes.

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

Taxation of Distributions

Since January 1, 2017, we are subject to Chile’s Partially Integrated System, which may affect the U.S. federal income tax treatment of distributions on our common stock or ADSs. See “Item 10, Additional Information—E. Taxation—Chilean Tax Considerations—Cash dividends and Other Distributions” above. In general, distributions with respect to the common stock or ADSs will, to the extent made from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, constitute dividends for U.S. federal income tax purposes. If a distribution exceeds the amount of our current and accumulated earnings and profits, as so determined under U.S. federal income tax principles, the excess will be treated first as a non-taxable return of capital to the extent of the U.S. holder’s tax basis in the common stock or ADSs, and thereafter as capital gain. We do not intend to maintain calculations of our earnings and profits under U.S. federal income tax principles and, unless and until such calculations are made, U.S. holders should assume all distributions are made out of earnings and profits and constitute dividend income. As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

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
rd
Floor, Santiago, Chile.

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

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

A.	Qualitative Information About Market Risk

Interest Rate Risk

As of December 31, 2022, and as of December 31, 2021, the Company had no variable interest debt.

To manage interest rate risk, the Company has a policy which seeks to reduce the volatility of its finance cost, and maintain a suitable percentage of its debt in fixed rate instruments. The financial position is mainly set by the use of short-term and long-term, as well as derivative instruments such as cross currency interest rate swaps and cross interest rate swaps.

As of December 31, 2022, and as of December 31, 2021, after considering the effect of interest rates and currency swaps, a 100% of the Company’s debt is at fixed interest rates.

The terms and conditions of the Company’s obligations as of December 31, 2022, including exchange rates, interest rates, maturities and effective interest rates are detailed in “Note 21” to our audited consolidated financial statements included elsewhere in this annual report.

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

The purchase commitments made expose the Company to raw materials price fluctuation risk. CCU Argentina acquires malt from local producers. These raw materials represent approximately 6% (8% in 2021 and 7% in 2020) of the direct cost of the Chile Operating segment.

As of December 31, 2022, in the Chile Operation segment, the cost of cans represented approximately 24% of direct costs (20% in 2021 and 19% in 2020). In the International Business Operating segment, the cost of cans represented approximately 37% of direct raw materials costs as of December 31, 2022 (38% in 2021 and 36% in 2020).

Concentrates, sugar and plastic resin
. The main raw materials used in the production of non-alcoholic beverages are concentrated, which are mainly acquired from licenses, sugar and plastic resin for the manufacturing of plastic bottles and containers. The Company is exposed to price fluctuation risks involving these raw materials, which jointly represent approximately 26% (30% in 2021 and 24% in 2020) of the direct cost of the Chile Operating segment. The Company does not engage in hedging raw materials purchases.

Grapes and wine
. The main raw materials used by subsidiary VSPT for wine production are grapes harvested from its own vineyards and grapes and wine acquired from third parties through long-term and spot contracts. In the last 12 months, approximately 27% (26% in 2021) of VSPT’s total wine supply came from its own vineyards. Regarding our export market, and considering our focus on this market, approximately 45% (42% in 2021) of our wine supply for export came from our own vineyards.

The remaining 73% (74% in 2021) supply was purchased from third parties through long-term and spot contracts. In the last 12 months, the subsidiary VSPT acquired 58% (60% in 2021 and 65% in 2020) of the necessary grapes and wine from third parties through spot contracts. Additionally, the long-term transactions were 15% (15% in 2021 and 16% in 2020) of the total supply.

We should consider that as of December 31, 2022, wine represents 59% (60% in 2021 and 59% in 2020) of the total direct cost of the Wine Operating segment, and supplies purchased from third parties represented 34% (36% in 2021 and 38% in 2020).

Exchange Rate Risk

We are exposed to exchange rate risks originating from: a) our net exposure of foreign currency assets and liabilities, b) exports sales, c) the purchase of raw materials and products and capital investments effected in foreign currencies, or indexed to such currencies, and d) the net investment of our subsidiaries in Argentina, Uruguay, Paraguay and Bolivia, our associate in Peru and our joint venture in Colombia. Our greatest exchange rate risk exposure is the variation of the Chilean peso as compared to the USD, Euro, Argentine peso, Uruguayan peso, Paraguayan Guaraní, Bolivian peso and Colombian peso.

As of December 31, 2022, we maintained in Chile foreign currency liabilities amounting to CLP 624,587 million (CLP 92,881 million as of December 31, 2021), mostly denominated in USD. Foreign currency obligations (CLP 516,448 million as of December 31, 2022 and CLP 12,405 million as of December 31, 2021) represent 39% (1% as of December 31, 2021) of total other financial liabilities. The remaining 61% (98% as of December 31, 2021) is mainly denominated in inflation-indexed CLP and CLP. In addition, the Company maintains foreign currency assets for CLP 590,729 million (CLP 106,444 million as of December 31, 2021) that mainly correspond to cash and cash equivalents and export accounts receivable.

Regarding the foreign subsidiaries’ operations, the net liability exposure in USD and other currencies amounted to CLP 15,424 million as of December 31, 2022 (CLP 17,526 million as of December 31, 2021).

To protect the value of the foreign currency assets and liabilities net position of our Chilean operations, we enter into derivative agreements (currency forwards) to hedge against any variation in the Chilean peso as compared to other currencies.

As of December 31, 2022, net exposure in foreign currencies of our Chilean operations, after the use of derivative instruments, is liabilities in the amount of CLP 602 million (CLP 4,211 million as of December 31, 2021).

In 2022, of our total sales, 6% (5% in 2021 and 7% in 2020) corresponded to export sales made in foreign currencies, mainly USD, euros and pounds sterling, and of the direct costs, 63% (63% in 2021 and 62% in 2020) correspond to raw material and product purchases in foreign currencies, or indexed to such currencies. We do not actively hedge the variations in the expected cash flows from such transactions.

On the other hand, we are exposed to exchange rate movements related to the conversion from USD, Argentine pesos, Uruguayan pesos, Paraguayan Guaraní, Bolivian pesos, the British pound, the Peruvian Sol and Colombian pesos to CLP in the income, assets and liabilities of our subsidiaries in Argentina, the United States, Uruguay, Paraguay, Bolivia and the United Kingdom, our associates in Argentina and Peru and our joint venture in Colombia. We do not actively hedge the risks related to this conversion by our subsidiaries, the effects of which are recorded in Equity.

As of December 31, 2022, the net investment in foreign subsidiaries, associated and joint ventures amounted to CLP 417,864 million, CLP 4,380 million and CLP 125,672 million, respectively (CLP 355,931 million, CLP 549 million and CLP 125,296 million as of December 31, 2021).

B.	Quantitative Information About Market Risk

Interest Rate Sensitivity

As of December 31, 2022, our interest-bearing debt amounted to CLP 1,750,490 million (for more information see “Note 21 – Other Financial Liabilities” of our Consolidated Financial Statements as of December 2022 included herein), 100% of which was fixed debt.

The following table summarizes debt obligations with interest rates by maturity date, the related weighted-average interest rates and fair values:

		Interest - Bearing Debts as of December 31, 2022
		(millions of CLP, except percentages)

		2023	2024	2025	2026	2027	Thereafter	Total	Fair Value
Interest bearing liabilities
Fixed rate
CLP (UF) (1)	Bonds and Banks	41,047	50,967	102,787	46,676	32,926	546,204	820,606	636,526
	Average interest rate	2.4%	2.1%	1.6%	2.1%	2.5%	2.8%
CLP		137,382	7,487	12,301	5,384	66,430	-	228,984	204,643
	Average interest rate	6.3%	7.4%	6.7%	8.1%	8.1%
USD		21,892	17,790	17,790	17,356	17,356	592,295	684,481	429,423
	Average interest rate	4.4%	3.6%	3.6%	3.4%	3.4%	3.4%
EUR		59	-	-	-	-	-	59	59
	Average interest rate	1.5%
ARS		293	101	101	-	-	-	494	494
	Average interest rate	26.4%	25.7%	25.7%
BOB		1,872	1,197	1,197	1,866	1,866	7,545	15,542	15,542
	Average interest rate	5.3%	5.1%	5.1%	5.1%	5.1%	5.0%
UYU		131	84	84	24	-	-	323	323
	Average interest rate	0.8%	0.8%	0.8%	0.8%
Variable rate
USD		-	-	-	-	-	-	-	-
	Average interest rate
Non interest bearing liabilities
Derivate Contract
Cross Interest Rate Swap:
Receive		-	-	-	-	-	-	-	-
Pay		17,524	-	-	-	-	-	17,524	13,789
Forwards		3,753	-	-	-	-	-	3,753	3,753

(1)	UF as of December 31, 2022

Commodity Price Sensitivity

The major commodity price sensitivity faced by us relate to fluctuations in malt prices.

The following table summarizes information about our malt, sugar and bulk wine inventories and futures contracts that are sensitive to changes in commodity prices, mainly malt prices. For inventories, the table presents the carrying amount and fair value of the inventories and contracts as of December 31, 2022. For these contracts the table presents the notional amount in tons, the weighted average contract price, and the total dollar contract amount by expected maturity date.

Commodity Price Sensitivity as of December 31, 2022

	Carrying Amount							Fair Value
On Balance Sheet Position
Malt inventory (millions of CLP)	28,591							28,591
Bulk wine inventory - raw material (millions of CLP)	51,310							51,310

	2023	2024	2025	2026	2027	Thereafter	Total	Fair Value
Purchase Contracts
Malt:
Fixed Purchase Volume (tons)	188,000	190,250	101,500	75,000	85,000	85,000
Weighted Average Price (USD per ton) (1)	650	650	650	650	650	650
Contract Amount (thousands of USD)	122,200	123,663	65,975	48,750	55,250	55,250	471,088	471,088
Sugar:
Fixed Purchase Volume (tons)	60,670	-	-	-	-	-
Weighted Average Price (USD per ton) (1)	648	-	-	-	-	-
Contract Amount (thousands of USD)	39,314	-	-	-	-	-	39,314	33,635
Grapes:
Fixed Purchase Volume (tons)	52,091	23,246	11,485	1,291	200	-
Weighted Average Price (CLP per kg.) (1)	283	277	325	340	180	-
Contract Amount (millions of CLP)	14,749	6,444	3,736	440	36	-	25,405	31,413
Wine:
Fixed Purchase Volume (Mlts)	2,228	-	-	-		-
Weighted Average Price (CLP per liter) (1)	801	-	-	-		-
Contract Amount (millions of CLP)	1,785	-	-	-		-	1,785	1,792

(1)	Weighted average price estimation is calculated based on expected market prices. Prices to be paid by us are adjusted based on current market conditions.

As of December 31, 2022, we had malt purchase contracts for USD 63.0 million in Chile, compared with USD 57.0 million as of December 31, 2021.

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

The following table summarizes our debt obligations, cash and cash equivalents, accounts receivable, accounts payable and derivative contracts in foreign currencies as of December 31, 2022 in millions of CLP, according to their maturity date, weighted-average interest rates and fair values:

Exchange Rate Sensitivity as of December 31, 2022
(millions of CLP, except percentages and exchange rate)
	2023	2024	2025	2026	2027	Thereafter	Total	Fair Value
Debt Obligations
Variable rate (USD)
Short and medium term	-	-	-	-	-	-	-	-
Average int. rate: Libor +
Fixed rate (USD)
Short and medium term	21,892	17,790	17,790	17,356	17,356	592,295	684,481	429,423
Interest rate	4.4%	3.6%	3.6%	3.4%	3.4%	3.4%
Fixed rate (EUR)
Short and medium term	59	-	-	-	-	-	59	59
Interest rate	1.5%
Cash and Cash Equivalents (1)
USD	522,995						522,995	522,995
Others	2,056						2,056	2,056
TOTAL	525,050						525,050	525,050
Accounts Receivable (1)
USD	48,621						48,621	48,621
EUR	9,337						9,337	9,337
Others	1,898						1,898	1,898
TOTAL	59,856						59,856	59,856
(1)	Figures as of December 31, 2022

	Notional
	amount	2023	2024	2025	2026	2027	Thereafter	Total	Fair Value
Derivate Contracts (in millions of CLP)
Receive USD		293	-	-	-	-	-	293	293
Pay USD		4,235	538	17,385	-	-	-	22,158	20,310
Receive EUR		14	-	-	-	-	-	14	14
Pay EUR		202	150	9,234	-	-	-	9,586	8,957
Receive Others		114	-	-	-	-	-	114	114
Pay Others		2	-	-	-	-	-	2	2

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

12.D.4. Depositary Payments

In 2022 Compañía Cervecerías Unidas S.A. received from JPMorgan USD 584,983.06 as depositary payments and reimbursements pursuant to the corresponding tax retention, in connection with our ADR program.

PART II

ITEM 13: Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15: Controls and Procedures

(a) Controls and Procedures. The Company’s management, with the participation of the chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2022. Based on this evaluation, the chief executive officer and chief financial officer concluded that the disclosure controls and procedures were effective as of December 31, 2022.

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

(b) Management’s Annual Report on Internal Control over Financial Reporting. Our management, including our chief executive officer and chief financial officer, are responsible for establishing and maintaining adequate internal controls over financial reporting and has assessed the effectiveness of our internal control over financial reporting as of December 31, 2022 based on the criteria established in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on such criteria, our management has concluded that, as of December 31, 2022 our internal control over financial reporting is effective.

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the IASB, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by
PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada
, an independent registered public accounting firm, as stated in their report which appears herein.

(c) Attestation Report of the Registered Public Accounting Firm. See our audited consolidated financial statements included herein.

(d) Changes in Internal Control over Financial Reporting. There has been no change in our internal control over financial reporting during 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Except as noted below, during the period ended December 31, 2022, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

During 2022, the Company completed the implementation of SAP in its subsidiaries in Argentina as its Enterprise Resource Planning (“ERP”) platform. Although this implementation digitized certain accounting activities and allowed for enhanced capabilities within the accounting function, it did not significantly affect the overall controls and procedures followed by us in establishing internal controls over financial reporting.

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

Effective October 1, 2022, Mr. José Miguel Barros resigned as director and therefore as observer of the audit committee.

Following the election of a new board at the shareholders´ meeting held on April 12, 2023, the board of directors, at the meeting held the same date, appointed directors Messrs. Vittorio Corbo and Carlos Molina to our audit committee, both of whom meet the independence criteria under the Exchange Act and under the NYSE Rules. The board of directors also resolved that director Mr. Francisco Pérez shall participate in the audit committee’s meetings as observer.

We do not have an audit committee financial expert serving on our audit committee, as such term is defined under Item 407 of Regulation S-K. We do not have an audit committee financial expert because we are not required to appoint one under Chilean law.

ITEM 16B: Code of Ethics

We have adopted a Code of Business Conduct that applies to all of our executive officers and employees. Our Code of Business Conduct is available on our website at www.ccu.cl or www.ccuinvestor.com. This Code was updated on June, 2022 and no waivers, either explicit or implicit, of provisions of the code of ethics have been granted to the chief executive officer, chief financial officer or chief accounting officer. The information on our website is not incorporated by reference into this document.

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

The CCU Business Conduct Committee (
Comité de Conducta en los Negocios
or the "CCN"), is composed of the Chief Human Resources Officer (who serves as chair), the Chief Executive Officer, the General Controller, the CFO and the General Counsel, and is responsible for keeping this Code up to date. It is also responsible for ensuring compliance with the Code, answering any queries that may be submitted to it in accordance with the Code, particularly those related to compliance with the law and regulations in force, and for receiving, hearing and analyzing any complaints received. It may also recommend or impose the application of the appropriate measures.

The CCN shall hold ordinary sessions at least eight times per calendar year, on the dates, times and places set by the CCN itself, and extraordinary sessions when specifically called by the Chair of the CCN, on his own behalf or by indication of one or more members. It shall be the obligation of the CCN to inform Compañía Cervecerías Unidas’ audit committee of the complaints received every six months or immediately in the case of relevant matters.

ITEM 16C: Principal Accountant Fees and Services

The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada, during the fiscal years ended December 31, 2020, 2021 and 2022:

	2020	2021	2022
		(millions of CLP)
Audit Fees	822	840	1,188
Audit-Related Fees	-	-	-
Tax Fees	3	7	-
All Other Fees	10	1	4
Total Fees	835	848	1,192

“Audit fees” in the above table are the aggregate fees billed by our independent auditors in connection with the review and audit of our semi-annual and annual consolidated financial statements, as well as the review of specific procedures and activities relating to the issuance of our international bond and National Office fees. “Tax fees” are fees billed by our independent auditors associated with the issuance of certificates for tax and legal compliance purposes. “All Other Fees” are fees billed by our independent auditors associated with expenses related to certifications of royalty payments and certification on payment terms to small suppliers, among others.

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

ITEM 16F: Change in Registrant’s Certifying Accountants

Not applicable.

ITEM 16G: Corporate Governance

General summary of significant differences with regard to corporate government standards.

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

Under the Chilean Corporations Act an open stock corporation must have at least one independent director (out of a minimum of seven directors) when its market capitalization reaches or exceeds UF 1.5 million (as of March 31, 2023 approximately CLP 53,363 million) and at least 12.5% of its outstanding shares with voting rights are in the possession of shareholders that individually control or possess less than 10% of such shares. In addition, the Chilean Corporations Act enumerates a number of relationships that preclude independence. Chilean law also establishes a number of principles of general applicability designed to avoid conflicts of interests and to establish standards for related party transactions. Specifically, directors elected by a group or class of shareholders have the same duties to the company and to the other shareholders as the rest of the directors, and all transactions with the company in which a director has an interest must be in the interest of and for the benefit of the company, relative in price, terms and conditions to those prevailing in the market at the time of its approval and comply with the requirements and procedures set forth in Chapter XVI of the Chilean Corporations Act. See “Item 7: Major Shareholders and Related Party Transactions”. Additionally, pursuant to the Chilean Corporations Act, as amended by Law N° 21,314 published on April 13, 2021, the powers and duties of the directors’ committee currently include to propose to the board of directors a general policy for managing conflicts of interest. See “Item 6: Directors, Senior Management and Employees – C. Board Practices – Directors’ Committee”.

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

Pursuant to NYSE Rule 303A.06, we must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act by July 31, 2005. At the board of directors´ meeting held on April 14, 2021, following the election of a new board at the shareholders´ meeting held the same date, the board of directors appointed directors Messrs. Vittorio Corbo and Carlos Molina to our audit committee. Mr. Corbo and Mr. Molina meet the independence criteria under the Exchange Act and under the NYSE Rules. The board of directors also resolved that directors Messrs. José Miguel Barros and Francisco Pérez shall participate in the audit committee’s meetings as observers. Effective October 1, 2022, Mr. José Miguel Barros resigned as director and therefore as observer of the audit committee. Following the election of the new board of directors at the shareholders´ meeting held on April 12, 2023, the board of directors, in the meeting held the same date, appointed directors Messrs. Vittorio Corbo and Carlos Molina to our audit committee, both meeting the independence criteria under the Exchange Act and under the NYSE Rules. The board of directors also resolved that director Mr. Francisco Pérez shall participate in the audit committee’s meetings as observer.

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

Chilean law does not require that such corporate governance guidelines be adopted. Director responsibilities and access to management and independent advisors are directly provided for by applicable law. Director compensation is determined by the annual meeting of shareholders pursuant to applicable law. As a foreign private issuer, we may follow Chilean practices and are not required to adopt corporate governance guidelines. Pursuant to CMF rules the company is only required to disclose whether or not it has adopted corporate governance guidelines regarding, among others, the matters referred to above, and pursuant to CMF´s General Rule N° 461 of 2021, we have satisfied this requirement in our Chilean annual report corresponding to fiscal year ended December 31, 2022
.

Nonetheless, Law N° 21,314 published on April 13, 2021, which amended the Chilean Corporations Act, provides that the board of directors of the parent company of a company that is subject to CMF supervision shall establish and communicate a general policy relating to the election of directors in its subsidiaries; such policy will contain, at a minimum the information required by means of a general regulation to be issued by the CMF.

Code of Business Conduct
.
The NYSE listing standards require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.

We have adopted a Code of Business Conduct that applies generally to all members of our board of directors and all of our executive officers and employees. A copy of the Code of Business Conduct, as amended, is available on our website at www.ccu.cl or www.ccuinvestor.com. The information on our website is not incorporated by reference into this document.

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

Exhibit 16.1 to this annual report sets forth an unofficial English translation of the Manual of Information of Interest to the Market.

Pursuant to Law N° 21,314 published on April 13, 2021, which amended the Chilean Securities Market Law and
the Chilean Corporations Act, without prejudice to the policies adopted by each issuer, the directors, managers, administrators and principal executive officers of an issuer of publicly traded securities, as well as their spouses, cohabitants and certain close relatives (i.e. parents, father/mother in law, sisters, brothers, sisters/brothers in law), may not carry out, directly or indirectly, transactions on the securities issued by the issuer, within thirty days prior to the disclosure of the quarterly or annual financial statements of the latter. Additionally, such issuers must always publish the date on which their next financial statements will be disclosed, at least thirty days prior to such disclosure.

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

ITEM 16I: Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

ITEM 16J: Insider Trading Policies

In accordance with the provisions of article 16 of the Securities Market Law and General Rule N° 270 of the CMF, the board of directors of Compañía Cervecerías Unidas S.A. approved the Manual of Information of Interest to the Market (“MMIIM”), which applies to all directors, officers, managers and any employees who due to their position at CCU may come into contact with or handle information relating to CCU that is deemed to be confidential (each a “Restricted Affiliate Party”). See Item “16G: Corporate Governance –
Manual of Information of Interest to the Market
.”

Our insider trading policy and procedures are set forth in our MMIIM, which establishes guidelines and procedures for the following:

1.
No Trading
: No Restricted Affiliate Party can trade any securities while possessing material non-public information about us. Pursuant to this policy, subject to certain exceptions set forth in the MMIIM, Restricted Affiliate Parties are restricted from trading on any securities issued by Compañía Cervecerías Unidas S.A. and its subsidiaries during certain blackout periods, namely:

a.
during the period starting on the last day of each calendar quarter and ending at 12:01 a.m. on the day immediately following the first trading date after the filing of any financial statements to the CMF (or, to the extent applicable and earlier, the date on which any condensed financial statement is disclosed to the market);

b.
in case a Restricted Affiliate Party is in possession of any material information, during the period starting upon receipt of such material information and ending 12:01 a.m. on the day immediately following the first trading date after the filing of any such material information to the market; and

c.
in case a Restricted Affiliate Party is in possession of any reserved material information, during the period starting upon receipt of such material information and ending 12:01 a.m. on the day immediately following the first trading date after either (x) the filing of any such material information to the market or (y) the reasons that caused any such material information to be treated as reserved cease to apply.

2.
Procedures Relating to Dealing on CCU securities
: A Restricted Affiliate Party desiring to directly or indirectly conduct, any transactions relating to CCU securities must obtain clearance from Compañía Cervecerías Unidas S.A.’s General Counsel (who shall be permitted to refuse such clearance without disclosing the rationale for such refusal). Compañía Cervecerías Unidas S.A.’s General Counsel shall carry a register of any requests for clearance received from any Restricted Affiliate Party, together with its date and determination in terms of granting or denying such clearance; this registry will be signed by the interested Restricted Affiliate Party as acknowledgment of such response. Any such clearance shall only be valid for a seven day term, after which the authorization shall be deemed null and void in case the Restricted Affiliate Party failed to carry out the relevant transaction.

3.
Confidentiality
: Pursuant to the MMIIM, no Restricted Affiliate Party may communicate any material information to anyone either outside or within CCU (except that, any communication within CCU or to any of its advisors may be conducted on a need-to-know basis). CCU shall carry a register of Restricted Affiliate Parties, advisors and any other parties that may come into contact with any information deemed to be reserved material information.

4.
Non-compliance
: The General Controller's Office is responsible for implementing and overseeing compliance of the MMIIM. Any alleged non-compliance or conflict arising from a possible breach of the MMIIM by any Restricted Affiliate Party should be brought to the attention of the General Controller, who may implement measures regarding such non-compliance or conflict or, if deemed necessary, may refer to the matter to the board of directors for discussion during their next ordinary meeting. The application of sanctions for breach of the MMIIM shall be the responsibility of the Chief Executive Officer, with input, when appropriate, from the CCU Business Conduct Committee. Such sanctions may range from a warning or reprimand to termination of any labor or other contractual relationship with the Restricted Affiliate Party. The above is notwithstanding CCU’s right to file any complaint with any relevant authorities.

Exhibit 16.1 to this annual report sets forth an unofficial English translation of the MMIIM.

PART III

ITEM 17: Financial Statements

The Company has responded to Item 18 in lieu of responding to this item.

ITEM 18: Financial Statements

See Annex for the Financial Statements.

ITEM 19: Exhibits

Index to Exhibits

1.1	Unofficial English translation of the By-laws of Compañía Cervecerías Unidas S.A. (incorporated by reference to Exhibit 3.1 of Compañía Cervecerías Unidas S.A.’s registration statement on Form F-3 (File N° 333-190641) filed on August 8, 2013).

2(d)	Description of Securities Other Than Equity Securities.

8.1	Compañía Cervecerías Unidas S.A. significant subsidiaries.

12.1	Certification of Chief Executive Officer of Compañía Cervecerías Unidas S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer of Compañía Cervecerías Unidas S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer of Compañía Cervecerías Unidas S.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Chief Financial Officer of Compañía Cervecerías Unidas S.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

16.1	Unofficial English translation of Compañía Cervecerías Unidas S.A.’s Manual of Information of Interest to the Market

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

SIGNATURES

The Registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Compañía Cervecerías Unidas S.A.

By:	/s/ Patricio Jottar
Name:	Patricio Jottar
Title:	Chief Executive Officer

Dated: April 28
th
, 2023

CCU - Management’s Report on Internal Controls over Financial Reporting

Our management, including our Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal controls over financial reporting and has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022, based on the criteria established in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on such criteria, our management has concluded that, as of December 31, 2022, our internal control over financial reporting is effective.

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

The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by PricewaterhouseCoopers
Consultores, Auditores y Compañía Limitada
., an independent registered public accounting firm, as stated in their report which appears herein.

Except as noted below, during the period ended December 31, 2022, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

During 2022, the Company completed the implementation of SAP in its subsidiaries in Argentina as its Enterprise Resource Planning (“ERP”) platform. Although this implementation digitized certain accounting activities and allowed for enhanced capabilities within the accounting function, it did not significantly affect the overall controls and procedures followed by us in establishing internal controls over financial reporting.

By:	/s/
Chief Executive Officer

/s/
Chief Financial Officer

Dated:  April 28, 2023

Distribution:
Investor Relation Manager
PwC Chile
Chief Financial Officer
Legal Affairs Manager

PricewaterhouseCoopers Consultores
, Auditores y Compañía Limitada

Avenida Andrés Bello 2711, piso 5, Las Condes, Santiago, Chile

(PCAOB ID#
1364
)

COMPAÑÍA CERVECERÍAS UNIDAS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS
(Figures expressed in thousands of Chilean pesos)

As of
December 31, 2022
and 2021 and for the three
years
ended December 31, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Compañía Cervecerías Unidas S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statement of financial position of Compañía Cervecerías Unidas S.A. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021 and the related consolidated statements of income, comprehensive income, changes in equity and cash flows  for each of the three years in the period ended  December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”).  We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

April 28, 2023
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

April 28, 2023
Compañía Cervecerías Unidas S.A.
3

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

Intangible Assets with Indefinite Useful Life (Trademarks) and Goodwill Impairment Assessment

As described in Notes 2.15, 2.16, 17 and 18 to the consolidated financial statements, the Company’s consolidated intangible assets with indefinite useful life (trademarks) and goodwill balances, as of December 31, 2022, were ThCh$ 142,547,210 and ThCh$ 136,969,434, respectively.
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

April 28, 2023
Compañía Cervecerías Unidas S.A.
4

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

Renzo Corona Spedaliere
RUT: 6.373.028-9

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Financial Position (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(Assets)

ASSETS	Notes	As of December 31, 2022	As of December 31, 2021
		ThCh$	ThCh$
Current assets
Cash and cash equivalents	8	597,081,675	265,568,125
Other financial assets	7	45,657,992	23,851,496
Other non-financial assets	9	22,037,741	29,330,418
Trade and other current receivables	10	445,263,536	372,995,729
Accounts receivable from related parties	11	6,204,099	5,307,264
Inventories	12	480,799,534	353,427,061
Biological assets	13	16,180,293	12,546,705
Current tax assets	25	46,707,525	26,062,856
Total current assets other than non-current assets of disposal groups classified as held for sale		1,659,932,395	1,089,089,654
Non-current assets of disposal groups classified as held for sale	14	2,016,037	2,282,720
Total Non-current assets of disposal groups classified as held for sale		2,016,037	2,282,720
Total current assets		1,661,948,432	1,091,372,374

Non-current assets
Other financial assets	7	37,054,245	31,252,095
Other non-financial assets	9	12,613,444	8,266,355
Trade and other non-current receivables	10	3,941,760	3,801,244
Accounts receivable from related parties	11	42,506	104,197
Investments accounted for using equity method	16	140,926,012	138,114,480
Intangible assets other than goodwill	17	172,389,672	151,943,693
Goodwill	18	136,969,434	131,172,835
Property, plant and equipment (net)	19	1,356,846,302	1,222,261,454
Investment property	20	10,283,994	9,551,614
Right of use assets	22	34,865,971	28,335,983
Deferred tax assets	25	27,197,207	30,571,219
Non-current tax assets	25	-	3,094
Total non-current assets		1,933,130,547	1,755,378,263
Total Assets		3,595,078,979	2,846,750,637

The accompanying notes 1 to 36 are an integral part of these Consolidated Financial Statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Financial Position (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(Liabilities and equity
)

LIABILITIES AND EQUITY	Notes	As of December 31, 2022	As of December 31, 2021
LIABILITIES		ThCh$	ThCh$
Current liabilities
Other financial liabilities	21	185,879,251	101,426,359
Current lease liabilities	22	9,120,616	6,152,361
Trade and other current payables	23	491,315,277	515,522,729
Accounts payable to related parties	11	34,282,408	26,208,319
Other current provisions	24	2,656,140	2,544,973
Current tax liabilities	25	9,064,074	35,066,792
Provisions for employee benefits	26	43,184,275	50,677,101
Other non-financial liabilities	27	21,650,379	43,516,630
Total current liabilities		797,152,420	781,115,264
Non-current liabilities
Other financial liabilities	21	1,175,706,699	458,269,843
Non-current lease liabilities	22	31,306,552	29,009,023
Trade and other non-current payables	23	20,945	29,457
Other non-current provisions	24	379,958	451,079
Deferred tax liabilities	25	112,699,828	118,085,671
Provisions for employee benefits	26	41,843,524	34,274,997
Total non-current liabilities		1,361,957,506	640,120,070
Total liabilities		2,159,109,926	1,421,235,334

EQUITY
Equity attributable to equity holders of the parent	28
Paid-in capital		562,693,346	562,693,346
Other reserves		(90,712,471)	(87,255,912)
Retained earnings		843,045,191	832,180,798
Total equity attributable to equity holders of the parent		1,315,026,066	1,307,618,232
Non-controlling interests	29	120,942,987	117,897,071
Total Shareholders' Equity		1,435,969,053	1,425,515,303
Total Liabilities and Shareholders' Equity		3,595,078,979	2,846,750,637

The accompanying notes 1 to 36 are an integral part of these Consolidated Financial Statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Income (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF INCOME

CONSOLIDATED STATEMENT OF INCOME	Notes	For the years ended December 31,
		2022	2021	2020
		ThCh$	ThCh$	ThCh$
Net sales	6	2,711,434,948	2,484,712,280	1,857,593,678
Cost of sales	30	(1,514,925,309)	(1,291,559,797)	(984,035,922)
Gross margin		1,196,509,639	1,193,152,483	873,557,756
Other income by function	31	5,284,666	11,808,439	19,295,892
Distribution costs	30	(504,184,248)	(438,601,936)	(337,101,549)
Administrative expenses	30	(187,421,796)	(161,390,779)	(138,811,668)
Other expenses by function	30	(278,757,105)	(284,087,358)	(230,349,566)
Other gains (losses)	32	(12,669,540)	9,590,450	(11,410,085)
Income from operational activities		218,761,616	330,471,299	175,180,780
Finance income	33	22,870,538	14,263,669	3,451,143
Finance costs	33	(75,930,875)	(35,660,493)	(28,714,063)
Share of net income (loss) of joint ventures and associates accounted for using the equity method	16	(10,978,068)	226,026	(8,437,209)
Gains (losses) on exchange differences	33	(20,173,381)	(10,149,345)	2,551,823
Result as per adjustment units	33	1,198,565	2,529,298	(429,198)
Income before taxes		135,748,395	301,680,454	143,603,276
Income tax (expense) benefit	25	(263,943)	(82,629,773)	(35,408,420)
Net income		135,484,452	219,050,681	108,194,856

Net income attributable to:
Equity holders of the parent		118,168,351	199,162,731	96,152,272
Non-controlling interests	29	17,316,101	19,887,950	12,042,584
Net income		135,484,452	219,050,681	108,194,856
Basic earnings per share (Chilean pesos) from:
Continuing operations		319.80	539.00	260.22
Diluted earnings per share (Chilean pesos) from:
Continuing operations		319.80	539.00	260.22

The accompanying notes 1 to 36 are an integral part of these Consolidated Financial Statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Comprehensive Income (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	Notes	For the years ended December 31,
		2022	2021	2020
		ThCh$	ThCh$	ThCh$
Net income		135,484,452	219,050,681	108,194,856
Other comprehensive income
Components of other comprehensive income (loss) that will not be reclassified to income for the year, before taxes
Gains (losses) from defined benefit plans	28	(7,103,125)	5,216,580	(1,859,692)
Other comprehensive income (loss) that will not be reclassified to income for the year, before taxes		(7,103,125)	5,216,580	(1,859,692)
Components of other comprehensive income (loss) that will be reclassified to income for the year, before taxes
Gains (losses) on exchange differences on translation	28	9,945,778	109,288,972	(55,220,514)
Gains (losses) on cash flow hedges	28	(12,415,374)	2,168,254	4,068,855
Other comprehensive income (loss) that will be reclassified to income for the year, before taxes		(2,469,596)	111,457,226	(51,151,659)
Other comprehensive income (loss), before tax		(9,572,721)	116,673,806	(53,011,351)
Income taxes related to components of other comprehensive income (loss) that will not be reclassified to income for the year
Income tax relating to defined benefit plans	28	1,981,923	(1,444,133)	488,246
Income taxes related to components of other comprehensive income (loss) that will not be reclassified to income for the year		1,981,923	(1,444,133)	488,246
Income taxes related to components of other comprehensive income (loss) that will be reclassified to income for the year
Income tax relating to cash flow hedges	28	3,352,151	(585,430)	(1,098,591)
Income taxes related to components of other comprehensive income (loss) that will be reclassified to income for the year		3,352,151	(585,430)	(1,098,591)
Total other comprehensive income (loss)		(4,238,647)	114,644,243	(53,621,696)
Comprehensive income		131,245,805	333,694,924	54,573,160
Comprehensive income attributable to:
Equity holders of the parent		114,609,167	306,785,276	45,778,810
Non-controlling interests		16,636,638	26,909,648	8,794,350
Total Comprehensive income		131,245,805	333,694,924	54,573,160

The accompanying notes 1 to 36 are an integral part of these Consolidated Financial Statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Changes in Equity (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

STATEMENT OF CHANGES IN EQUITY	Paid in capital	Other reserves				Total other reservations	Retained earnings	Equity attributable to equity holders of the parent	Non-controlling interests	Total Shareholders' Equity
	Common Stock	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Other reserves
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balanced as of January 1, 2020	562,693,346	(101,931,435)	329,691	(7,728,154)	(28,172,631)	(137,502,529)	902,863,353	1,328,054,170	114,873,053	1,442,927,223
Changes
Final dividends (1)	-	-	-	-	-	-	(29,134,204)	(29,134,204)	-	(29,134,204)
Interim dividends (2)	-	-	-	-	-	-	(20,692,161)	(20,692,161)	-	(20,692,161)
Interim dividends according to policy (3)	-	-	-	-	-	-	(27,383,975)	(27,383,975)	-	(27,383,975)
Other increase (decrease) in Equity (5)	-	-	-	-	-	-	-	-	(12,093,177)	(12,093,177)
Effects business combination (6)	-	-	-	-	-	-	-	-	573,955	573,955
Total comprehensive income (loss) (7)	-	(52,043,623)	2,968,182	(1,298,021)	-	(50,373,462)	96,152,272	45,778,810	8,794,350	54,573,160
Increase (decrease) through changes in ownership interests in subsidiaries (8)	-	-	-	-	(48,185)	(48,185)	-	(48,185)	96,039	47,854
Total changes in equity	-	(52,043,623)	2,968,182	(1,298,021)	(48,185)	(50,421,647)	18,941,932	(31,479,715)	(2,628,833)	(34,108,548)
AS OF DECEMBER 31, 2020	562,693,346	(153,975,058)	3,297,873	(9,026,175)	(28,220,816)	(187,924,176)	921,805,285	1,296,574,455	112,244,220	1,408,818,675
Balanced as of January 1, 2021	562,693,346	(153,975,058)	3,297,873	(9,026,175)	(28,220,816)	(187,924,176)	921,805,285	1,296,574,455	112,244,220	1,408,818,675
Changes
Final dividends (1)	-	-	-	-	-	-	(24,038,068)	(24,038,068)	-	(24,038,068)
Interim dividends (2)	-	-	-	-	-	-	(73,900,574)	(73,900,574)	-	(73,900,574)
Interim dividends according to policy (3)	-	-	-	-	-	-	(25,680,792)	(25,680,792)	-	(25,680,792)
Eventual dividends (4)	-	-	-	-	-	-	(165,167,784)	(165,167,784)	-	(165,167,784)
Other increase (decrease) in Equity (5)	-	-	-	-	-	-	-	-	(16,003,620)	(16,003,620)
Total comprehensive income (loss) (7)	-	102,229,659	1,812,733	3,580,153	-	107,622,545	199,162,731	306,785,276	26,909,648	333,694,924
Increase (decrease) through changes in ownership interests in subsidiaries (9)	-	-	-	-	(6,954,281)	(6,954,281)	-	(6,954,281)	(5,253,177)	(12,207,458)
Total changes in equity	-	102,229,659	1,812,733	3,580,153	(6,954,281)	100,668,264	(89,624,487)	11,043,777	5,652,851	16,696,628
AS OF DECEMBER 31, 2021	562,693,346	(51,745,399)	5,110,606	(5,446,022)	(35,175,097)	(87,255,912)	832,180,798	1,307,618,232	117,897,071	1,425,515,303
Balanced as of January 1, 2022	562,693,346	(51,745,399)	5,110,606	(5,446,022)	(35,175,097)	(87,255,912)	832,180,798	1,307,618,232	117,897,071	1,425,515,303
Changes
Final dividends (1)	-	-	-	-	-	-	(48,219,783)	(48,219,783)	-	(48,219,783)
Interim dividends (2)	-	-	-	-	-	-	(49,919,838)	(49,919,838)	-	(49,919,838)
Interim dividends according to policy (3)	-	-	-	-	-	-	(9,164,337)	(9,164,337)	-	(9,164,337)
Other increase (decrease) in Equity (5)	-	-	-	-	-	-	-	-	(14,698,083)	(14,698,083)
Total comprehensive income (loss) (7)	-	11,706,309	(9,291,567)	(4,905,072)	(1,068,854)	(3,559,184)	118,168,351	114,609,167	16,636,638	131,245,805
Increase (decrease) through changes in ownership interests in subsidiaries (10)	-	-	-	-	102,625	102,625	-	102,625	(540,760)	(438,135)
Increase (decrease) for other contribitions from owners (11)	-	-	-	-	-	-	-	-	1,648,121	1,648,121
Total changes in equity	-	11,706,309	(9,291,567)	(4,905,072)	(966,229)	(3,456,559)	10,864,393	7,407,834	3,045,916	10,453,750
AS OF DECEMBER 31, 2022	562,693,346	(40,039,090)	(4,180,961)	(10,351,094)	(36,141,326)	(90,712,471)	843,045,191	1,315,026,066	120,942,987	1,435,969,053
(1)	Corresponds to the difference between the final dividend and CCU’s policy of distributing a minimum dividend of at least 50% of income ( Note 28 - Common Shareholders’ Equity ).
(2)	Corresponds to Interin dividends that were paid on Decembre 30, 2020, October 29, 2 0 21 and December 29, 2022 as agreed by the Board of Directors.
(3)
Corresponds to the difference between CCU’s policy to distribute a minimum dividend of at least 50% of the income (
Note 28 - Common Shareholders’ Equity
) and the dividends declared or pa
id
as of December 31 of each year.

(4)	Corresponds to eventual dividend No. 263 that was paid as of December 3, 2021, against retained earnings ( Note 28 - Equity attributable to owners of the parent company ).
(5)	Mainly related to dividends of Non-controlling interest.
(6)	See Note 15 - Business Combinations, letter b) .
(7)	See Note 28 - Common Shareholders’ Equity .
(8)	See Note 1 – General information, letter C, numbers (17) and (18).
(9)	See Note 1 – General information, letter C, numbers (3) and (4).
(10)	See Note 1 – General information, letter C, numbers (4).
(11)	See Note 1 – General information, letter C, number (11).

The accompanying notes 1 to 36 are an integral part of these Consolidated Financial Statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statement of Cash Flow (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENT OF CASH FLOW

CONSOLIDATED STATEMENT OF CASH FLOW	Notes	For the years ended as of December 31,
		2022	2021	2020
		ThCh$	ThCh$	ThCh$
Cash flows from operating activities
Classes of cash receipts from operating activities:
Proceeds from goods sold and services rendered		3,293,803,868	3,138,938,727	2,330,736,906
Other proceeds from operating activities		42,084,964	29,473,825	28,546,743
Classes of cash payments from operating activities:
Payments of operating activities		(2,450,621,483)	(2,048,281,794)	(1,469,361,333)
Payments of salaries		(362,357,568)	(306,253,056)	(248,429,890)
Other payments for operating activities		(397,670,139)	(424,596,756)	(312,075,275)
Cash flow from operations		125,239,642	389,280,946	329,417,151
Dividends received		3,377,750	1,841,000	656,445
Interest paid		(47,102,233)	(28,984,610)	(21,975,481)
Interest received		22,867,199	14,282,579	2,106,264
Income tax paid		(66,276,733)	(78,971,520)	(43,031,710)
Other cash movements	32	7,831,528	(4,092,822)	13,496,844
Net cash inflow from operating activities		45,937,153	293,355,573	280,669,513

Cash flows from investing activities
Cash flows used to obtain control of subsidiaries or other businesses	8	-	-	(1,028,076)
Charges to related entities		30,021	31,495	29,702
Proceeds from the sale of interests in joint Ventures (*)		-	-	1,273,947
Other payments to acquire interests in joint Ventures and associates	8	(36,465,915)	(5,791,718)	(19,287,372)
Proceeds from sales of property, plan and equipment		3,582,588	147,274	392,213
Purchase of property, plant and equipment		(188,669,637)	(169,667,429)	(117,013,658)
Purchases of intangibles assets		(14,933,853)	(2,186,553)	(5,773,071)
Other cash movements		-	(1,525,602)	861,168
Net cash (outflow) from investing activities		(236,456,796)	(178,992,533)	(140,545,147)

Cash flows from financing activities
Proceeds from changes in ownership interests in subsidiaries that do not result in loss of control	8	(438,105)	(12,207,458)	(86,912)
Proceeds from long-term loans and bonds		736,278,842	92,951,539	196,786,489
Proceeds from short-term loans and bonds		46,843,478	7,274,374	72,550,018
Total proceeds from loans and bonds		783,122,320	100,225,913	269,336,507
Loan from related entities		-	25,616	10,000
Loan and bonds payments		(79,351,110)	(46,050,971)	(95,956,307)
Proceeds from capital contribution		1,648,121	-	-
Payments of lease liabilities		(9,663,757)	(7,630,800)	(6,857,420)
Payments of loan from related parties		(25,000)	-	(10,000)
Dividends paid		(158,320,848)	(274,136,472)	(102,135,646)
Other cash movements		130,322	6,130,317	449,333
Net cash (outflow) inflow from financing activities		537,101,943	(233,643,855)	64,749,555

Net (decrease) increase in cash and cash equivalents		346,582,300	(119,280,815)	204,873,921
Effects of exchange rate changes on cash and cash equivalents		(15,068,750)	(11,540,076)	(4,854,129)
Increase (decrease) in cash and cash equivalents		331,513,550	(130,820,891)	200,019,792

Cash and cash equivalents at beginning of the year		265,568,125	396,389,016	196,369,224
Cash and cash equivalents at end of the year	8	597,081,675	265,568,125	396,389,016
(*) Includes income from the sale of Bauza.

The accompanying notes 1 to 36 are an integral part of these Consolidated Financial Statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

Note	1 General Information

A)	Company information

Compañía Cervecerías Unidas S.A. (hereinafter also “CCU”, “the Company” or “the Parent Company”) was incorporated in Chile as an open stock company, and is registered in the Securities Registry of the Comisión para el Mercado Financiero (CMF) under Nº 0007, and consequently, the Company is overseen by the CMF. The Company’s shares are traded in Chile on the Santiago Stock Exchange and Electronic Stock Exchange. The Company is also registered with the United States of America Securities and Exchange Commission (SEC) and its American Depositary Shares (ADS)’s are traded in the New York Stock Exchange (NYSE). There was an a mendment to the Deposit Agreement dated December 3, 2012, between the Company, JP Morgan Chase Bank, NA and all holders of ADRs, whereby there was a change in the ADS ratio from 5 common shares for each ADS to 2 common shares for each AgDS, effective as of December 20, 2012.

Compañía Cervecerías Unidas S.A. is a diversified beverage company, with operations mainly in Chile, Argentina, Uruguay, Paraguay, Colombia and Bolivia. CCU is the largest Chilean brewer, the second largest brewer in Argentina, the second largest producer of soft drinks in Chile, the second largest producer of wines in Chile, the largest producer of bottled water, nectars, sports drinks and iced tea in Chile and one of the largest producers of pisco in Chile. It also participates in the Home and Office Delivery ("HOD") business, a home delivery business of purified water in bottles through the use of dispensers; in the rum industry, other liquors, recently in ciders in Chile. It participates in the cider, liquor and wine industry in Argentina. It also participates in the mineral water, soft drinks, water, nectars and beer distribution industry in Argentina, Uruguay, Paraguay, Colombia and Bolivia.

Compañía Cervecerías Unidas S.A. is under the control of Inversiones y Rentas S.A. (IRSA), which is the direct and indirect owner of 65.87% of the Company’s shares. IRSA is currently a joint venture between Quiñenco S.A. and Heineken Chile
SpA
, a company controlled by Heineken
International
B.V., each with a 50% equity participation.

The Company’s address and main office is located in Santiago, Chile, at Avenida Vitacura Nº 2670, Las Condes district and its tax identification number (Rut) is 90,413,000-1.

As of
December 31, 2022,
the Company had a total
9,354
employees detailed as follows:

	Number of employes
	Parent company	Consolidated
Senior Executives	10	14
Managers and Deputy Managers	88	452
Other workers	306	8,888
Total	404	9,354

The Consolidated Financial Statements include: Statement of Financial Position, Statement of Income, Statement of Comprehensive Income, Statement of Changes in Equity, Statement of Cash Flows (direct method), and the Accompanying Notes with disclosures.

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

The figures of the Consolidated Statement of Financial Position and respective explanatory notes are presented compared with the balances as of December 31, 2021 and the Consolidated Statement of Changes in Shareholders' Equity, Consolidated Statement of Income by Function, Consolidated Statement of Comprehensive Income, Consolidated Statement of Cash Flows and respective explanatory notes are presented compared with balances as of December 31, 2021 and 2020.

These Consolidated Financial Statements are presented in thousands of Chilean pesos (ThCh$) and have been prepared from the accounting records of Compañía Cervecerías Unidas S.A. and its subsidiaries. All amounts have been rounded to thousand Chilean pesos, except when otherwise indicated.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

The Company’s functional currency and presentation currency is the Chilean peso, except for some subsidiaries in Chile, United States, Argentine, Uruguay, Paraguay, Bolivia and United Kingdom that use the US Dollar, Argentine peso, Uruguayan Peso, Paraguayan guaraní, Bolivian and Sterling Pound, respectively. The functional currency of joint operations in Chile and Colombia and associates in Argentine and Perú, are the Chilean peso and Colombian peso, Argentine peso and the Sol, respectively. However they use the Chilean peso as the presentation currency for consolidation purposes.

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

In Chile, its portfolio of brands in the beer category consists of its own CCU brands, international licensing brands, and distribution of Craft brands. CCU’s own brands correspond to national products produced, marketed, and distributed by Cervecera CCU Chile Ltda. which include the following brands among others; Cristal, Escudo, Royal Guard, Morenita, Dorada, Andes, Bavaria, and Stones in its Lemon, Maracuyá and Red Citrus varieties. The international licensing brands are mostly produced while others are imported. All are marketed and distributed by Cervecera CCU including among others, Heineken, Sol, Coors, Blue Moon, Birra Moretti and Edelweiss brands. The Craft brands of beers (Austral, Polar Imperial, Patagonia, Kunstmann, Szot, Guayacán, D´olbek, Mahina and Volcanes del Sur) are created and mostly produced in their original breweries and in partnership with Cervecera CCU marketed and distributed by the Company.

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

Additionally, in the Chile operating segment, in the pisco and cocktails categories, CCU owns the Mistral, Tres Erres, Campanario, Horcón Quemado, Control Valle del Encanto, Espíritu de los Andes, La Serena, Iceberg, Hard Fresh, Ruta Cocktail, Sabor Andino Sour, Sol de Cuba, brands, together with the respective line extensions, as applicable. In the rum category, the Company owns the Sierra Morena (and their extensions) and Cabo Viejo brands. In the liquor category, the Company has the Kantal, Fehrenberg and Barsol brands and is the exclusive distributor in Chile of Pernod Ricard brands in the traditional channel and exclusive distributor in Chile of Fratelli Branca brands for all channels.
Finally, in the cider category, the Company owns the Cygan and distributes the Villa
Pehuenia
brand and Sidra 1888.

On August 8th 2019 CCU announced that its subsidiary Compañía Pisquera de Chile S.A. (“CPCh”) acting through out Inversiones Internacionales SpA. and International Spirits Investments USA LLC, have communicated to LDLM Investment LLC their decision to initiate the sell of its whole participation in Americas Distilling Investment LLC (“ADI”) which amount to 40%. ADI is the owner of the Peruvian Company Bodega San Isidro S.R.L. and the Barsol brand. That sales process initiated by CPCh did not take place, because the terms and conditions described in the offers presented by the interested parties were not feasible or satisfactory.

In Argentina, CCU produces beer in its plants located in Salta, Santa Fe and Luján. Its main brands are Schneider, Imperial, Palermo, Santa Fé, Salta, Córdoba, Isenbeck, Norte and Iguana. At the same time, it is the holder of exclusive license for the production and marketing of Miller Genuine Draft, Heineken, Amstel, Sol, Warsteiner and Grolsch. CCU also imports Kunstmann and Blue Moon brands, and exports beer to different countries, mainly under the Schneider, Heineken and Imperial brands. Besides, participates in the cider business, with control of Sáenz Briones, marketing the leading market brands “Sidra Real”, “La Victoria” and “1888” in addition to the Pehuenia brand. Also participates in the spirits business, which are market under El Abuelo brand, in addition to importing pisco from Chile and has a presence in the Hard Seltzer category with its Hard Fresh brand. Its wine portfolio includethe sale and distribution of the Eugenio Bustos and La Celia brands. Since June 2019 has incorporated to its wine portfolio Colón, Graffina and Santa Silvia brands belonging to Finca La Celia (subsidiary in Argentina of the Chilean subsidiary Viña San Pedro de Tarapacá S.A. (“VSPT”)).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022
Between April and November 2022, CCU acquired 50% of Aguas de Origen S.A. and 49% of Aguas Danone de Argentina S.A., entering to the mineral water, flavored water and powdered juice businesses, participating with the brands Villavicencio, Villa del Sur, Ser and Brío.

In the Wine Operating Segment, CCU through its subsidiary VSPT has an extensive portfolio of wine brands produced by the eight wineries that make up the group. Among them are: Altaïr, Cabo de Hornos, Sideral, 1865, Castillo de Molina, Epica, Gato (in domestic market) and GatoNegro (in export market) from Viña San Pedro, the Reserva and Gran Reserva lines of Viña Tarapacá and its Blue and Black labels; Viña Leyda in its Reserva, Single Vineyard and Lot series; Misiones de Rengo Varietal, Reserva, Cuvée, Gran Reserva Black, Mision, and its Sparkling line; in addition to Alpaca, Reservado and Siglo de Oro Reserva de Viña Santa Helena; and in the sparkling category, Viñamar in its expressions Traditional Method, Extra Brut, Rosé, Moscato, Brut, Unique Brut, Unique Moscato, ICE and Zero Dealcoholized, and, finally, Manquehuito in the coolers category. In Argentina, the brands La Celia, Graffigna, Colón and Santa Silvia acquired in May 2019, as indicated in the paragraph of brands in Argentina.

In Uruguay, the Company participates in the mineral water business with the Nativa and Nix brands, soft drinks with the Nix brand and nectars with Watt's brand, in isotonic drinks with the FullSport brands. In addition, it sells imported beer under the Heineken, Schneider, Imperial, Escudo Silver, Kuntsmann, Miller, and Amstel. Recently the wine category, it participates with the brands with Misiones de Rengo, Eugenio Bustos and La Celia brands all imported.

In Paraguay, the Company participates in the non-alcoholic and alcoholic drinks business. Its portfolio of non-alcoholic brands consists of Pulp, Watt's, Puro Sol, La Fuente and the FullSport isotonic drinks. These brands include our own licensed and imported brands. The Company in the alcoholic drinks business is the owner of Sajonia beer brand and imports Heineken, Amstel, Paulaner, Sol, Blue Moon and Schin brands. Since January 2020, they opened a wine category with brands Misiones de Rengo and La Celia.

In Bolivia, as of May 2014, CCU participates in the non-alcoholic and alcoholic beverages business through its subsidiary Bebidas Bolivianas BBO S.A. (BBO). Within the portfolio of non-alcoholic beverages, BBO has the Mendocina, Sinalco, Real, De la Sierra and Natur-all brands. These brands include their own and licensed brands. On the other hand, the alcoholic beverages include Real, Capital, Cordillera and Uyuni brands. Aditionally, BBO markets the imported beer Kunstmann and Heineken brands.
In September 2022, the Natur-all brand was no longer commercialized.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

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
June 2027
Adrenaline, Adrenaline Rush in Chile (9)	February 2028
Amstel in Argentina (2)	10 years renewables
Amstel in Paraguay (1)	September 2024
Amstel in Uruguay (17)	In process
Austral in Chile (4)	July 2024
Blue Moon in Chile (5)	December 2025
Blue Moon in Paraguay (17)	In process
Coors in Chile (6)	December 2025
Crush, Canada Dry (Ginger Ale, Agua Tónica and Limón Soda) in Chile (7)	December 2023
Fernet Branca, Brancamenta, Punt E Mes, Borghetti, Carpano Rosso and Carpano Bianco in Chile	December 2024
Frugo in Chile	Indefinitely
Gatorade in Chile (8)	December 2043
Grolsch in Argentina	May 2028
Heineken in Bolivia (9)	December 2024
Heineken in Chile, Argentina and Uruguay (10)	10 years renewables
Heineken in Colombia (11)	March 2028
Heineken in Paraguay (1)	May 2023
Kunstmann in Colombia (1)	July 2025
Mas in Uruguay (16)	December 2028
Miller in Argentina (11)	December 2026
Miller and Miller Genuine Draft in Colombia (14)	December 2026
Miller in Uruguay (7)	July 2026
Nestlé Pura Vida in Chile (7)	December 2027
Patagonia in Chile	Indefinitely
Paulaner in Paraguay	April 2025
Pepsi, Seven Up and Mirinda in Chile	December 2043
Polar Imperial in Chile	Indefinitely
Red Bull in Chile (12)	Indefinitely
Sol in Chile and Argentina (10)	10 years renewables
Sol in Colombia (3)	March 2028
Sol in Paraguay	January 2023
Té Lipton in Chile	December 2030
Tecate in Colombia (3)	March 2028
Warsteiner in Argentina (15)	May 2028
Watt's in Uruguay	99 years
Watt's (nectars, fruit-based drinks and other) rigid packaging, except carton in Chile	Indefinitely
Watt's in Paraguay (13)	July 2026

(1)	Renewable for successive periods of 3 years.
(2)	After the initial termination date, license is automatically renewed under the same conditions (Rolling Contract), each year for a period of 10 years, unless notice of non-renewal is given.
(3)	The contract will remain in effect as long as the Heineken license agreeemente for Colombia remains in force.
(4)	Renewable for periods of two years, subject to the compliance of the contract conditions
(5)	If Renewal criteria have benn satisfied, renewable through December, 2025, thereafter shall automatically renew every year for a new term of 5 years (Rolling Contract).
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

(14)	License renewable for one period of 5 years, subject to the compliance of the contract conditions.
(15)	Prior to the expiration of the term, the parties will negotiate its renewal for another 5 years.
(16)	Renewable contract for successive periods of 10 years.
(17)	Distribution started; distribution contract under negotiation.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

C)	Direct and indirect significant subsidiaries

The consolidated financial statements include the following direct and indirect subsidiaries where the percentage of participation represents the economic interest at a consolidated level:

Subsidiary	Tax ID	Country of origin	Functional currency	Share percentage direct and indirect
				As of December 31, 2022			As of December 31, 2021
				Direct %	Indirect %	Total %	Total %
Aguas CCU-Nestlé Chile S.A.	76,007,212-5	Chile	Chilean Pesos	-	50.0917	50.0917	50.0917
Cervecera Guayacán SpA. (***)	76,035,409-0	Chile	Chilean Pesos	-	25.0006	25.0006	25.0006
CRECCU S.A.	76,041,227-9	Chile	Chilean Pesos	99.9602	0.0398	100.0000	100.0000
Cervecería Belga de la Patagonia S.A. (***)	76,077,848-6	Chile	Chilean Pesos	-	25.5034	25.5034	25.5034
Inversiones Invex CCU Dos Ltda.	76,126,311-0	Chile	Chilean Pesos	99.8516	0.1484	100.0000	100.0000
Inversiones Invex CCU Tres Ltda. (10)	76,248,389-0	Chile	Chilean Pesos	-	-	-	100.0000
Bebidas CCU-PepsiCo SpA. (***)	76,337,371-1	Chile	Chilean Pesos	-	49.9888	49.9888	49.9888
CCU Inversiones II SpA. (1) (8) (9)	76,349,531-0	Chile	US Dollar	99.9539	0.0461	100.0000	100.0000
Cervecería Szot SpA. (***) (17)	76,481,675-7	Chile	Chilean Pesos	-	25.0006	25.0006	25.0006
Bebidas Carozzi CCU SpA. (***)	76,497,609-6	Chile	Chilean Pesos	-	49.9917	49.9917	49.9917
Bebidas Ecusa SpA.	76,517,798-7	Chile	Chilean Pesos	-	99.9834	99.9834	99.9834
Inversiones Invex CCU Ltda. (2)	76,572,360-4	Chile	US Dollar	65.1854	34.8068	99.9922	99.9922
Promarca Internacional SpA. (***)	76,574,762-7	Chile	US Dollar	-	49.9917	49.9917	49.9917
CCU Inversiones S.A. (4)	76,593,550-4	Chile	Chilean Pesos	99.0242	0.9533	99.9775	99.9775
Inversiones Internacionales SpA.	76,688,727-9	Chile	US Dollar	-	80.0000	80.0000	80.0000
Promarca S.A. (***)	76,736,010-K	Chile	Chilean Pesos	-	49.9917	49.9917	49.9917
La Barra S.A. (14)	77,148,606-1	Chile	Chilean Pesos	99.0000	1.0000	100.0000	100.0000
Mahina SpA. (***) (16)	77,248,551-4	Chile	Chilean Pesos	-	25.0458	25.0458	25.0458
Volcanes del Sur S.A. (13)	77,622,887-7	Chile	Chilean Pesos	-	74.9503	74.9503	-
Transportes CCU Ltda.	79,862,750-3	Chile	Chilean Pesos	98.0000	2.0000	100.0000	100.0000
Fábrica de Envases Plásticos S.A.	86,150,200-7	Chile	Chilean Pesos	95.8904	4.1080	99.9984	99.9984
Millahue S.A.	91,022,000-4	Chile	Chilean Pesos	99.9621	-	99.9621	99.9621
Viña San Pedro Tarapacá S.A. (*) (4)	91,041,000-8	Chile	Chilean Pesos	-	84.6824	84.6824	84.4969
Manantial S.A. (19)	96,711,590-8	Chile	Chilean Pesos	-	50.5519	50.5519	50.5519
Viña Altaïr SpA.	96,969,180-9	Chile	Chilean Pesos	-	84.6824	84.6824	84.4969
Cervecería Kunstmann S.A.	96,981,310-6	Chile	Chilean Pesos	50.0007	-	50.0007	50.0007
Cervecera CCU Chile Ltda. (12)	96,989,120-4	Chile	Chilean Pesos	99.8064	0.1935	99.9999	99.9999
Embotelladoras Chilenas Unidas S.A.	99,501,760-1	Chile	Chilean Pesos	98.8000	1.1834	99.9834	99.9834
Comercial CCU S.A.	99,554,560-8	Chile	Chilean Pesos	50.0000	49.9888	99.9888	99.9888
Compañía Pisquera de Chile S.A.	99,586,280-8	Chile	Chilean Pesos	46.0000	34.0000	80.0000	80.0000
Andina de Desarrollo SACFAIMM (20)	0-E	Argentina	Argentine Pesos	-	-	-	59.1971
Cía. Cervecerías Unidas Argentina S.A.	0-E	Argentina	Argentine Pesos	-	99.9937	99.9937	99.9937
Compañía Industrial Cervecera S.A. (3)	0-E	Argentina	Argentine Pesos	-	99.9950	99.9950	99.9950
Finca La Celia S.A. (5)	0-E	Argentina	Argentine Pesos	-	84.6824	84.6824	84.4969
Los Huemules S.R.L.	0-E	Argentina	Argentine Pesos	-	74.9979	74.9979	74.9979
Sáenz Briones y Cía. S.A.I.C. (3)	0-E	Argentina	Argentine Pesos	-	99.9369	99.9369	99.9369
Bebidas Bolivianas BBO S.A. (11)	0-E	Bolivia	Bolivians	-	51.0000	51.0000	51.0000
International Spirits Investments USA LLC	0-E	United States	US Dollar	-	80.0000	80.0000	80.0000
VSPT US LLC (6)	0-E	United States	US Dollar	-	84.6824	84.6824	84.4969
VSPT Winegroup (Shanghai) Limited (21)	0-E	China	US Dollar	-	84.6824	84.6824	-
VSPT UK Ltd. (7)	0-E	United Kingdom	Sterling Pound	-	84.6824	84.6824	-
Bebidas del Paraguay S.A. (**) (18)	0-E	Paraguay	Paraguayan Guaranies	-	50.0050	50.0050	50.0050
Distribuidora del Paraguay S.A. (**) (18)	0-E	Paraguay	Paraguayan Guaranies	-	49.9590	49.9590	49.9590
Promarca Internacional Paraguay S.R.L. (***)	0-E	Paraguay	Paraguayan Guaranies	-	49.9917	49.9917	49.9917
Sajonia Brewing Company S.R.L. (***) (18)	0-E	Paraguay	Paraguayan Guaranies	-	49.5049	49.5049	49.5049
Andrimar S.A.	0-E	Uruguay	Uruguayan Pesos	-	100.0000	100.0000	100.0000
Coralina S.A.	0-E	Uruguay	Uruguayan Pesos	-	100.0000	100.0000	100.0000
Marzurel S.A.	0-E	Uruguay	Uruguayan Pesos	-	100.0000	100.0000	100.0000
Milotur S.A. (15)	0-E	Uruguay	Uruguayan Pesos	-	100.0000	100.0000	100.0000

(*)
Listed company in Chile.
(**)	See Note 1 – General Information, letter C) , Subsidiaries with direct or indirect participation of less than 50%
(***) Subsidiaries in which we have an interest of more or equal than 50% through one or more subsidiaries of the Company.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

In addition to what is shown in the preceding table, the following are the percentages of participation with voting rights, in each of the subsidiaries. Each shareholder has one vote per share owned or represented. The percentage of participation with voting rights represents the sum of the direct participation and indirect participation through a subsidiary.

Subsidiary	Tax ID	Country of origin	Functional currency	Share percentage with voting rights
				As of December 31, 2022	As of December 31, 2021
				%	%
Aguas CCU-Nestlé Chile S.A.	76,007,212-5	Chile	Chilean Pesos	50.0917	50.0917
Cervecera Guayacán SpA. (***)	76,035,409-0	Chile	Chilean Pesos	25.0006	25.0006
CRECCU S.A.	76,041,227-9	Chile	Chilean Pesos	100.0000	100.0000
Cervecería Belga de la Patagonia S.A. (***)	76,077,848-6	Chile	Chilean Pesos	25.5034	25.5034
Inversiones Invex CCU Dos Ltda.	76,126,311-0	Chile	Chilean Pesos	100.0000	100.0000
Inversiones Invex CCU Tres Ltda. (10)	76,248,389-0	Chile	Chilean Pesos	-	100.0000
Bebidas CCU-PepsiCo SpA. (***)	76,337,371-1	Chile	Chilean Pesos	49.9888	49.9888
CCU Inversiones II SpA. (1) (8) (9)	76,349,531-0	Chile	US Dollar	100.0000	100.0000
Cervecería Szot SpA. (***) (17)	76,481,675-7	Chile	Chilean Pesos	25.0006	25.0006
Bebidas Carozzi CCU SpA. (***)	76,497,609-6	Chile	Chilean Pesos	49.9917	49.9917
Bebidas Ecusa SpA.	76,517,798-7	Chile	Chilean Pesos	99.9834	99.9834
Inversiones Invex CCU Ltda. (2)	76,572,360-4	Chile	US Dollar	99.9922	99.9922
Promarca Internacional SpA. (***)	76,574,762-7	Chile	US Dollar	49.9917	49.9917
CCU Inversiones S.A. (4)	76,593,550-4	Chile	Chilean Pesos	99.9775	99.9775
Inversiones Internacionales SpA.	76,688,727-9	Chile	US Dollar	80.0000	80.0000
Promarca S.A. (***)	76,736,010-K	Chile	Chilean Pesos	49.9917	49.9917
Volcanes del Sur S.A. (13)	77,622,887-7	Chile	Chilean Pesos	74.9503	-
La Barra S.A. (14)	77,148,606-1	Chile	Chilean Pesos	100.0000	100.0000
Mahina SpA. (***) (16)	77,248,551-4	Chile	Chilean Pesos	25.0458	25.0458
Transportes CCU Ltda.	79,862,750-3	Chile	Chilean Pesos	100.0000	100.0000
Fábrica de Envases Plásticos S.A.	86,150,200-7	Chile	Chilean Pesos	100.0000	100.0000
Millahue S.A.	91,022,000-4	Chile	Chilean Pesos	99.9621	99.9621
Viña San Pedro Tarapacá S.A. (*) (4)	91,041,000-8	Chile	Chilean Pesos	84.6824	84.4969
Manantial S.A. (19)	96,711,590-8	Chile	Chilean Pesos	50.5519	50.5519
Viña Altaïr SpA.	96,969,180-9	Chile	Chilean Pesos	84.6824	84.4969
Cervecería Kunstmann S.A.	96,981,310-6	Chile	Chilean Pesos	50.0007	50.0007
Cervecera CCU Chile Ltda. (12)	96,989,120-4	Chile	Chilean Pesos	100.0000	100.0000
Embotelladoras Chilenas Unidas S.A.	99,501,760-1	Chile	Chilean Pesos	99.9834	99.9834
Comercial CCU S.A.	99,554,560-8	Chile	Chilean Pesos	100.0000	100.0000
Compañía Pisquera de Chile S.A.	99,586,280-8	Chile	Chilean Pesos	80.0000	80.0000
Andina de Desarrollo SACFAIMM (20)	0-E	Argentina	Argentine Pesos	-	100.0000
Cía. Cervecerías Unidas Argentina S.A.	0-E	Argentina	Argentine Pesos	100.0000	100.0000
Compañía Industrial Cervecera S.A. (3)	0-E	Argentina	Argentine Pesos	100.0000	100.0000
Finca La Celia S.A. (5)	0-E	Argentina	Argentine Pesos	84.6824	84.4969
Los Huemules S.R.L.	0-E	Argentina	Argentine Pesos	74.9979	74.9979
Sáenz Briones y Cía. S.A.I.C. (3)	0-E	Argentina	Argentine Pesos	100.0000	100.0000
Bebidas Bolivianas BBO S.A. (11)	0-E	Bolivia	Bolivians	51.0000	51.0000
International Spirits Investments USA LLC	0-E	United States	US Dollar	80.0000	80.0000
VSPT US LLC (6)	0-E	United States	US Dollar	84.6824	84.4969
VSPT Winegroup (Shanghai) Limited (21)	0-E	China	US Dollar	84.6824	-
VSPT UK Ltd. (7)	0-E	United Kingdom	Sterling Pound	84.6824	-
Bebidas del Paraguay S.A. (**) (18)	0-E	Paraguay	Paraguayan Guaranies	50.0050	50.0050
Distribuidora del Paraguay S.A. (**) (18)	0-E	Paraguay	Paraguayan Guaranies	49.9590	49.9590
Promarca Internacional Paraguay S.R.L. (***)	0-E	Paraguay	Paraguayan Guaranies	49.9917	49.9917
Sajonia Brewing Company S.R.L. (***) (18)	0-E	Paraguay	Paraguayan Guaranies	49.5049	49.5049
Andrimar S.A.	0-E	Uruguay	Uruguayan Pesos	100.0000	100.0000
Coralina S.A.	0-E	Uruguay	Uruguayan Pesos	100.0000	100.0000
Marzurel S.A.	0-E	Uruguay	Uruguayan Pesos	100.0000	100.0000
Milotur S.A. (15)	0-E	Uruguay	Uruguayan Pesos	100.0000	100.0000

(*)
Listed company in Chile.
(**)	See Note 1 – General Information, letter C) , Subsidiaries with direct or indirect participation of less than 50%
(***) Subsidiaries in which we have an interest of more or equal than 50% through one or more subsidiaries of the Company.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

The main movements in the ownership of the subsidiaries included in these consolidated financial statements are the following:

(1) CCU Inversiones II SpA.

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

As a result of the above mentioned, CCU Inversiones II SpA. is the sole shareholder of CCU Inversiones III SpA. as the latter was previously owned by Southern Breweries S.C.S.

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

Since the dissolution of Inversiones Invex CCU Tres Ltda. on July 1, 2022, CCU Inversiones II SpA.’s shareholders, corresponding to CCU S.A. and CCU Inversiones S.A., have a participation of 99.9511% and 0.0489%, respectively.

On December 12, 2022, the Company made a capital contribution to the subsidiary CCU Inversiones II SpA. in the amount of USD 17,000,000 (equivalent to ThCh$ 14,645,670), resulting in a participation of 99.539% for CCU S.A. and 0.0461% for CCU Inversiones S.A.
The latter did not generate effects at the CCU S.A. consolidated level.

(2)

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

Through public deed dated August 2, 2021, the liquidation of Inversiones Invex SB Ltda. was agreed upon and materialized on July 31, 2021. In the dissolution agreement for that company its assets and liabilities were transferred to its partners, Inversiones Invex Tres CCU Ltda., CCU Inversiones S.A. and CCU S.A.
The latter did not generate effects at the CCU S.A. consolidated level.

Following the dissolution of Inversiones Invex CCU Tres Ltda. on July 1, 2022, the shareholders of Inversiones Invex CCU Ltda. reached the following participations: CCU S.A. with 65.1854% and CCU Inversiones S.A. with 34.8086%.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

(3) Compañía Industrial Cervecera S.A. y Sáenz Briones y Cía. S.A.I.C.

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

(4)  CCU Inversiones S.A. y Viña San Pedro Tarapacá S.A.

On September 10, 2021 and October 4, 2021, subsidiary CCU Inversiones S.A. acquired an additional 0.4485% and 1.0670% of subsidiary Viña San Pedro Tarapacá S.A. for the amount of ThCh$ 1,167,074 and ThCh$ 2,694,720, equivalent to 179,274,015 and 424,365,414 shares, which generated an equity effect of ThCh$ 245,244, reaching
a direct shareholding of 84.5159%.

On September 7, 2022, the subsidiary CCU Inversiones S.A. acquired an additional 0.1856% of the subsidiary Viña San Pedro Tarapacá S.A. for ThCh$ 438,105, equivalent to 74,000,000 shares, reaching a direct participation of 84.7015% (indirect interest of 84.6824%), which generated an effect on the Company’s equity of ThCh$ 102,625.

(5) Finca La Celia S.A. and Bodega San Juan S.A.U.

On December 21, 2020, the boards of Finca La Celia S.A. and Bodega San Juan S.A.U. approved to execute a merger process of both companies, in which Finca La Celia S.A. absorbed Bodega San Juan S.A.U. the latter being dissolved without liquidation, with effect from January 1, 2021. This process did not have a significant effect on its financial statements. In order to the merge takes place, all the formal and applicable requirements and stages established by Argentine regulations must be met, and it will must be approved in the last instance by the General Inspection of Justice of the City of Buenos Aires, Argentina. The Management estimates that this process will not generate significant effects on its Financial Statements. The last instance mentioned above as of December 31, 2022, is still in process. It is estimated that there will be no significant effects.

Graffigna Business

On June 1, 2020, the Argentine subsidiary Finca La Celia S.A. became the owner of the operation of La Consulta vineyard, located in the Eugenio Bustos district, San Carlos department in the province of Mendoza by a deed of sale and after having obtained regulatory approvals in Argentina.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

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

(6)  VSPT US LLC

On August 9, 2021, the Company through its subsidiary Viña San Pedro Tarapacá S.A. established the company VSPT US LLC in the United States, the latter with a corporate purpose of marketing, sales and distribution of wine. The company capital amounts to US$ 400,000 (equivalent ThCh$ 337,876), which was paid-in on November 2, 2021.

(7) VSPT UK Ltd.

On June 1, 2022 the company VSPT UK Ltd. was incorporated in United Kingdom, whose corporate purpose is the commercialization of wines. On June 1, 2022 the capital of the company was paid in, which amounts to £ 1 (equivalent to Ch$ 1,135.30)

On November 28, 2022, a capital increase was made for an amount of £ 417,399 (equivalent to ThCh$ 431,444).

(8)  Inversiones CCU Lux S.à r.l.

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

(9)  CCU Inversiones III SpA.

Through a resolution, without the form of a shareholders’ meeting, granted on December 29, 2021, CCU Inversiones II SpA., in its capacity as sole shareholder of CCU Inversiones III SpA., resolved to approve a dividend distribution of US$ 17,133,000, equivalent to ThCh $14,664,820 charged against retained earnings.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

Subsequently, on December 31, 2021, by resolution of the sole shareholder, the merger of CCU Inversiones III SpA. was agreed, by its incorporation into CCU Inversiones II SpA., date on which CCU Inversiones III SpA., was dissolved. The latter did not generate effects at the CCU S.A. consolidated level.

(10) Inversiones Invex CCU Tres Ltda.

On September 4, 2020, the Company made a capital contribution to the subsidiary Inversiones Invex CCU Tres Ltda. for an amount of ThCh$ 800,000.

By public deed dated May 26, 2022, Compañía Cervecerías Unidas S.A. and CCU Inversiones S.A., as sole and current partners of Inversiones Invex CCU Tres Limitada, approved an amendment to the bylaws, which establishes a duration of Inversiones Invex CCU Tres Limitada until June 30, 2022. Consequently, the company was dissolved on July 1, 2022, date on which its assets were assigned to its partners. CCU S.A. received the assets corresponding to the investments in Inversiones Invex CCU Ltda. and CCU Inversiones II SpA. amounting to ThCh$ 136,109,435 and ThCh$ 3,481,557, respectively, and cash of ThCh$ 596,021, while CCU Inversiones S.A. received cash of ThCh$ 20. The latter did not generate effects at the CCU S.A. consolidated level.

(11) Bebidas Bolivianas BBO S.A.

On April 26 and June 13, 2022, the subsidiary CCU Inversiones II SpA. made capital contributions to Bebidas Bolivianas BBO S.A. in the amount of US$ 1,019,971 and US$ 1,019,971 (equivalent to ThCh$ 867,771 and ThCh$ 950,695) respectively. Since both partners participated in proportion to the current shareholding, the percentages of participation were maintained.

(12) Cervecera CCU Chile Ltda.

On August 16, 2022, the Company made a capital increase to the subsidiary Cervecera CCU Chile Ltda. in the amount of ThCh$ 6,750,000. As only CCU participated in this capital increase, the participation in Cervecera CCU Chile Ltda. is 99.81% for CCU and 0.19% for Millahue S.A. The latter did not generate effects at the CCU S.A. consolidated level.

(13) Volcanes del Sur S.A.

On August 24, 2022, the subsidiaries Cervecería Kunstmann S.A. and Cervecera CCU Chile Ltda. jointly acquired brands of Volcanes del Sur S.A. for ThCh$ 12,950,000. This transaction generated a direct participation in Volcanes del Sur S.A. of 50.1% for Cervecería Kunstmann S.A. and 49.9% for Cervecera CCU Chile Ltda
.

(14) La Barra S.A.

On March 20, 2020, the Company and its subsidiary Cervecera CCU Chile Ltda. incorporated the subsidiary ECOMCCU S.A. It is purpose will be marketing and sale of beverages, food products and household items. The capital of the subsidiary amounts to ThCh$ 1,500,000, divided into 1,500,000 shares. On July 22, 2020 the capital was paid.

On December 2, 2020, the first Extraordinary Shareholders' Meeting was held, in which it was agreed to change the name of the company to La Barra S.A.

At the Extraordinary Shareholders' Meeting of La Barra S.A., held on September 2, 2022, it was approved to carry out a capital increase for a total of ThCh$ 4,500,000, equivalent to 4,500,000,000 shares. The Company and the subsidiary Cervecera CCU Chile Ltda. will materialize this capital increase according to their percentage of participation (99% and 1%, respectively). The effective payment date was October 7, 2022. The latter did not generate effects at the CCU S.A. consolidated level.

(15) Milotur S.A.
On August 21, 2020, the subsidiary CCU Inversiones II SpA. made a capital contribution to Milotur S.A. for an amount of US$ 4,000,000 (equivalent to ThCh$ 3,143,360), maintaining its participation percentage.
F-19

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

(16) Mahina SpA.

On February 18, 2020, the subsidiary Cervecería Kunstmann S.A. (CK) acquired 50.1000% from the purchase of 501 shares from the company Mahina SpA. at a value of ThCh$ 525,000. Later on the same date, Mahina SpA. carried out a capital increase equivalent to 100 shares, of which CK subscribed 50 shares at a value of ThCh$ 50,000, which were paid on March 26, 2021. As a consequence, CK owns 551 shares equivalent to 50.0909%. Aditionally, it was incorporated into the consolidation process of CCU.

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

(17) Cervecería Szot SpA.

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

(18) Bebidas del Paraguay S.A., Distribuidora del Paraguay S.A. y Sajonia Brewing Company    S.R.L.

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

(19) Manantial S.A.

On April 16, 2020, the subsidiary Aguas CCU-Nestlé Chile S.A. (Aguas) made a capital contribution to the subsidiary Manantial S.A. for an amount of ThCh$ 1,500,000 resulting in Aguas with 99.0775% and Embotelladoras Chilenas Unidas S.A. with 0.9225% of the share capital.

(20) Andina de Desarrollo SACFAIMM

On October 20, 2022, the subsidiary Andina de Desarrollo SACFAIMM in Argentina was liquidated, with no material impacts on the consolidated financial statements.

(21) VSPT Winegroup (Shanghai) Limited

On December 5, 2022, VSPT Winegroup (Shanghai) Limited was incorporated in China for the purpose of commercializing wine. The committed capital of the company amounts USD 500,000 (equivalent to ThCh$ 427,930 as of December 31, 2022).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

Subsidiaries with direct or indirect participation of less than 50%

These Consolidated Financial Statements incorporate as a subsidiary to Distribuidora del Paraguay S.A., a company in which we have a total participation of 49.9589%.

Bebidas del Paraguay S.A. (BdP) and Distribuidora del Paraguay S.A. (DdP) are considered to be one economic group that shares their operational and financial strategy, leaded by the same management team that seeks compliance with the strategic plan defined simultaneously for both entities. Additionally, BdP produces different brands owned by it. DdP is its sole and exclusive customer, which is responsible for the distribution and marketing of BdP’s products. The administrative and commercial integration added to its operational and financial dependence of DdP explain the reason why BdP proceeds to present this entity as a subsidiary of CCU.

Joint operations:

The joint arrangements that qualify as joint operations are as follows:

(a) Promarca S.A.

Promarca S.A. is a closed stock company whose main activity is the acquisition, development and administration of trademarks and their corresponding licensing to their operators.

On December 31, 2022, Promarca S.A. recorded a profit of ThCh$ 7,729,870 (ThCh$ 5,854,185 as of December 31, 2021 and ThCh$ 4,100,979 as of December 31, 2020) which in accordance with the Company’s policies is 100% distributable.

(b) Bebidas CCU-Pepsico SpA.
(“BCP”)

The line of business of this company is manufacture, produce, process, transform, transport, import, export, purchase, sell and in general market all types of concentrates.

On December 31, 2022, BCP recorded a profit of ThCh$ 4,781,336 (ThCh$ 2,878,066 as of December 31, 2021 and

ThCh$ 3,061,898 as of December 31, 2020) which in accordance with the Company’s policies is 100% distributable.

(c) Bebidas Carozzi CCU SpA.
(“BCCCU”)

The purpose of this company is the production, marketing and distribution of instant powder drinks in the national territory.

For the year ended on December 31, 2022, BCCCU recorded a loss of ThCh$ 292,979 (ThCh$ 562,405 for the year ended December 31,2021 and ThCh$ 2,532,525 for the year ended December 31, 2020).

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

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

Status of the Transaction as of December 31, 2022

In accordance with Section III mentioned above, CCU-A will receive annual payments of up to US$ 28,000,000 equivalent to ThCh$ 17,107,440, before taxes, from ABI within a period of up to 3 years, depending on the volume and the time it takes for the transition of production and/or commercialization of the Brands to CCU-A. This will be reflected in our state of income, as this obligation is fulfilled. As of December 31, 2022, there is no longer any income for this item, for the year ended December 31, 2021 and 2020, it was recognized in other income by function USD 5,002,286, equivalent to ThCh$ 4,225,381 in 2021 and US$ 18,459,185, equivalent to ThCh$ 13,123,558 in 2020, respectively.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

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

The
Consolidated Financial Statements
have been prepared on a historical cost basis, except for the following: certain financial assets and liabilities (including derivative instruments) – measured at fair value, and assets held for sale – measured at the lower of carrying amount and fair value less costs to sell.

The preparation of the Consolidated Financial Statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires that management uses its professional judgment in the process of applying the Company’s accounting policies. See
Note 3
- Estimates and application of professional judgment
for disclosure of significant accounting estimates and judgments.

The application of new accounting pronouncements as of January 1, 2022, had no significant effect on the Company's consolidated financial statements.

These standards are required to be applied by the following dates:

Next Standard Improvements and Amendments		Mandatory for years beginning in:
Amendments to IAS 1 - IAS 8	Presentation of financial statements, and accounting policies, changes in accounting estimates and errors.	January 1, 2023
Amendments to IAS 12	Deferred Tax Related to Assets and Liabilities Arising from a Single Transaction.	January 1, 2023
IFRS 17	Insurance contracts.	January 1, 2023
Amendments to IAS 1	Presentation of financial statements and accouting policies,classification and liquidation of labialities	January 1, 2024
Amendments to IFRS 16	Leases on sales with leaseback.	January 1, 2024

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

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

Presentation and functional currency

The Company use the Chilean peso (Ch$ or CLP) as its functional currency and for the presentation of its financial statements. The functional currency has been determined considering the economic environment in which the Company carries out its operations and the currency in which the main cash flows are generated. The functional currency of the U.S., Argentinian, Uruguayan, Paraguayan and Bolivian, United Kingdom and China subsidiaries is the US Dollar, Argentine Peso, Uruguayan Peso, Paraguayan Guarani, Bolivian and Sterling Pound, respectively. The functional currency of the joint venture in Colombia and associate in Argentine and Perú is the Chilean Peso, Colombian Peso and Argentine Peso and the Sol, respectively.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

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

The Gains (losses) derived from net monetary position of the subsidiaries in Argentina are presented below, which are recorded in Result as per adjustment units:

	For the years ended as of December 31,
	2022	2021	2020
	ThCh$	ThCh$	ThCh$
Gains (losses) derived from net monetary position	910,811	3,115,880	(366,955)

The exchange rates of the primary foreign currencies, adjustment units and index used in the preparation of the consolidated financial statements are detailed as follows:

Chilean Pesos as per unit of foreign currency or adjustable unit		As of December 31, 2022	As of December 31, 2021	As of December 31, 2020
		Ch$	Ch$	Ch$
Foreign currencies
US Dollar	USD	855.86	844.69	710.95
Cumulative monthly avarege US Dollar	Averange USD	872.33	759.27	792.22
Euro	EUR	915.95	955.64	873.30
Argentine Peso	ARS	4.83	8.22	8.45
Uruguayan Peso	UYU	21.36	18.91	16.79
Canadian Dollar	CAD	632.61	660.79	557.00
Sterling Pound	GBP	1,033.90	1,139.32	967.15
Paraguayan Guarani	PYG	0.12	0.12	0.10
Swiss Franc	CHF	927.36	923.66	804.97
Bolivian	BOB	122.97	121.36	102.15
Australian Dollar	AUD	583.01	612.23	545.88
Danish Krone	DKK	123.18	128.51	117.40
Brazilian Real	BRL	161.96	151.68	137.33
Colombian Peso	COP	0.18	0.21	0.21
Adjustment units
Unidad de fomento (*)	UF	35,110.98	30,991.74	29,070.33
Unidad indexada (**)	UI	118.93	98.26	80.45

(*) The Unidad de Fomento (UF) is a Chilean inflation-indexed, Chilean peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month´s inflation rate.
(**) The Unidad Indexada (UI) is a Uruguay inflation-indexed, Uruguayan peso-denominated monetary unit. The UI rate is set daily in advance based on changes in the previous month´s inflation rate.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

Index used in hyperinflationary economies	As of December 31, 2022	As of December 31, 2021	As of December 31, 2020

Argentina Consumer Price Index	1,138.64	578.87	384.01
Index percentage variation of Argentina Consumer Price Index	95.5%	50.0%	35.5%

2.5	Cash and cash equivalents

Cash and cash equivalents include available cash, bank balances, time deposits at financial institutions, investments in mutual funds and financial instruments acquired under resale agreements, as well as highly liquid short-term investments, all at a fixed interest rate, normally with original maturity of up to three months.

2.6	Other financial assets

Other financial assets include money market securities, derivative contracts and time deposits with financial institutions with maturities of more than 90 days.

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

The Company purchases credit insurance covering approximately 90% of individually significant accounts receivable balances for the domestic market and the international market, of total trade receivable, respectively, net of a 10% deductible.

An impairment of accounts receivable balances is recorded when there is objective evidence that the Company not will be capable to collect amounts according to the original terms. Some indicators that an account receivable may be impaired are the financial problems, initiation of a bankruptcy, financial restructuring and age of the balances of our customers.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

The Company considers that these financial assets may be impaired when: i) The debtor is unlikely to pay its obligations and the Company it hasn’t still taken actions such as to claim the credit insurance, or ii) The financial asset has exceeded the contractually agreed expiration date.

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

Current trade receivable credits and accounts are initially recognized at their nominal value and are not discounted. The Company has determined that the calculation of the amortized cost is not materially different from the invoiced amount because the transactions do not have significant associated costs.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

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

The total fair value of a hedging derivative is classified as assets or financial liabilities in Other non-current if the maturity of the hedged item is more than 12 months and as other assets or current liabilities if the remaining maturity of the hedged item is less than 12 months. The ineffective portion of these instruments can be viewed in Other gains (losses) of the Consolidated Statements of Income
.
The effective portion of the change in the fair value of derivative instruments that are designated and qualified as cash flow hedges are initially recognized in Cash Flow Hedge Reserve in a separate component of Equity. The income or loss related to the ineffective portion is immediately recognized in the Consolidated Statement of Income. The amounts accumulated in Equity are reclassified in Income during the same period in which the corresponding hedged item is reflected in the Consolidated Statement of Income. When a cash flow hedge ceases to comply with the hedge accounting criteria, any accumulated income or loss existing in Equity remains in Equity and is recognized when the expected transaction is finally recognized in the Consolidated Statement of Income. When it is estimated that an expected transaction will not occur, the accumulated gain or loss recorded in Equity is immediately recognized in the Consolidated Statement of Income.

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

As of each consolidated financial statement date the Company assesses whether a financial asset or group of financial assets is impaired.

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

If the impairment loss amount decreases during subsequent
year
and such decrease can be objectively related to an event occurred after recognition of the impairment, the previously recognized impairment loss is reversed
.

Any subsequent impairment reversal is recognized in Income provided that the carrying amount of the asset does not exceed its value as of the date the impairment was recognized.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

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

Other non-financial assets mainly include prepayments associated with advertising related to contracts regarding the making of commercials which are work in progress and have not yet been shown (current and non-current), payments to insurances and advances to suppliers in relation with certain purchases of property, plant and equipment. Additionally paid guarantees related with leases and materials to be consumed related to industrial safety implements.

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

Depreciation of
property, plant and equipment
is calculated on a straight-line basis based on the estimated useful lives of the assets, considering their estimated residual value. When an asset is comprised of significant components, which have different useful lives, each part is depreciated separately. The estimated useful lives and residual values of property, plant and equipment
are reviewed and adjusted, if necessary, at each balance sheet date.

The estimated useful lives of property, plant and equipment are detailed as follows:

Type of Assets	Number of years
Land	Indefinite
Buildings and Constructions	20 to 60
Machinery and equipment	10 to 25
Fumiture and accesories	5 to 10
Other equipment (coolers)	5 to 8
Glass containers, plastics and containers	3 to 12
Vines in production	30

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

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

Regarding the effects on the Consolidated Statement of Income, the depreciation of the right of use is recognized on a monthly basis using the straight-line method over the lease term, together with the financial cost associated to the lease; both are recognized in our P&L during the lease period in order to produce a constant periodic interest rate over the remaining balance of the liability. In case of modifications to the lease agreement, such as lease value, maturity, readjustment index, associated interest rate, etc., the lessee recognizes the amount of the new measurement of the lease liability as an adjustment to the asset for the right of use. Additionally, the Company applied exemptions for leases with remaining terms less than 12 months and leases with a value lower than US$ 5,000.

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

Commercial trademarks

The Company’s commercial trademarks are intangible assets with indefinite useful lives that are presented at historical cost, less any impairment loss. The Company believes that through investing in marketing, trademarks maintain their value, consequently they are considered as having indefinite useful lives and they are not amortizable. These assets are tested for impairment annually or more frequently if events or circumstances indicate potential impairment (See
Note 2 - Summary of significant accounting policies 2.17
).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

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
year
incurred.

2.16	Goodwill

Goodwill arises on the acquisition of subsidiaries and represents the excess of the consideration transferred, the amount of any non-controlling interest in the acquire and the acquisition date fair value of any previous equity interest in the acquire over the fair value of the identifiable net assets acquired. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured at fair value is less than the fair value of the net assets of the subsidiary acquired, in the case of a bargain purchase, the difference is recognized directly in the statement of income. Godwill is accounted for at its cost value less accumulated impairment losses.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

The Company annually assesses whether the impairment indicators of non-financial assets for which impairment losses were recorded during prior years have disappeared or decreased. In the event of such situation, the recoverable amount of the specific asset is recalculated and its carrying amount is increased, if necessary. Such increase is recognized in the Consolidated Statement of Income as reversal of impairment losses. The increase in the value of the previously impaired asset is recognized only when it is originated by changes in the assumptions used to calculate the recoverable amount. The increase in the asset due to reversal of the impairment loss is limited to the amount that would have been recorded had the impairment not occurred.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

Severance Indemnity

The Company recognizes a liability for the payment of irrevocable severance indemnities, originated from the collective and individual agreements entered into with employees. Such obligation is determined based on the actuarial value of the accrued cost of the benefit, a method which considers several factors in the calculation, such as estimates of future continuance, mortality rates, future salary increases and discount rates. The determined value is shown at its present value by using the accrued benefits for years of service method. The discount rates are determined by reference to market interest rates curves. The current losses and gains are directly recorded in Consolidated Statement of Income.

According to the amendment of IAS 19, the actuarial gains and losses are recognized directly in Consolidated Statemen of Comprehensive Income, under Equity and, according to the accounting policies of the Company, financial costs related to the severance indemnity are directly recorded under financial cost in the Consolidated Statement of Income
.

2.21	Provisions

Provisions are recognized when: (i) the Company has a current legal or implicit obligation, as a result of past events, (ii) it is probable that monetary resources will be required to settle the obligation and (iii) the amounts can be reasonably established. The amounts recognized as provisions as of the Consolidated Financial Statement closing date, are Management’s best estimates, and consider the necessary disbursements to liquidate the obligation.

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

Sale of products in the domestic market

The Company obtains its revenues, mainly from the sales of beers, soft drinks, mineral waters, purified water, nectars, wines, cider and spirits, products that are distributed through retail establishments, wholesale distributors and supermarket chains, and none of which act as commercial agents of the Company. Such revenues in the domestic markets, net of the value added tax, specific taxes, returns, discounts and rebates to clients, are recognized when products are delivered, together with the transfer of all risks and benefits related to them and once the performance obligation is satisfied.

Exports

In general, the Company’s sales delivery conditions are the basis for revenue recognition related to exports.

The structure of revenue recognition is based on the grouping of Incoterms, mainly in the following groups:

•
"FOB (Free on Board) shipping point", by which the buyer organizes and pays for transportation, consequently the sales occur and revenue is recognized upon delivery of the merchandise to the transporter hired by the buyer.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

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

The Company enters into commercial agreements with its clients, distributors and supermarkets through which they establish: (i) volume discounts and other client variables; (ii) promotional discounts that correspond to an additional rebate on the price of the products sold due to commercial initiatives development (temporary promotions); (iii) payment for services and rendering of counter-services (advertising and promotional agreements, use of preferential spaces and others) and (iv) shared advertising, which corresponds to the Company’s participation in advertising campaigns, promotional magazines and opening of new sales locations.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

Note 3 Estimates and application of professional judgment

The preparation of Financial Statement Consolidated requires estimates and assumptions from Management affecting the amounts included in the Consolidated Financial Statements and their related notes. The estimates made and the assumptions used by the Company are based on historical experience, changes in the industry and the information supplied by external qualified sources. Nevertheless, final results could differ from the estimates under certain conditions.

Significant estimates and accounting policies are defined as those that are important to correctly reflect the Company’s financial position and income, and/or those that require a high level of judgment by Management.

The primary estimates and professional judgments relate to the following concepts:

●	The valuation of goodwill acquired to determine the existence of losses due to potential impairment (Note 2 - Summary of significant accounting policies (2.16) and Note 18- Goodwill) .
●
The valuation of commercial trademarks to determine the existence of potential losses due to potential impairment
(Note 2 - Summary of significant accounting policies (2.17)
and
Note 17 – Intangible assets other than goodwill)
.

●	The assumptions used in the current calculation of liabilities and obligations to employees (Note 2 - Summary of significant accounting policies (2.20) and Note 26 – Employee benefits) .
●
Useful lives of property, plant and equipment
(Note 2 - Summary of significant accounting policies (2.12)
and
Note 19 – Property, plant and equipment)
and intangibles
(Note 2 - Summary of significant accounting policies (2.15)
and
Note 17 - Intangible assets other than goodwill)
.

●	The assumptions used for calculating the fair of value financial instruments (Note 2 - Summary of significant accounting policies (2.7) and Note 7 – Financial instruments) .
●	The likelihood of occurrence and amounts estimated in an uncertain or contingent matter (Note 2 - Summary of significant accounting policies (2.21) and Note 24 – Other provisions) .
●	The valuation of current Biological assets (Note 2 - Summary of significant accounting policies (2.10) and Note 13 – Biological assets) .

Such estimates are based on the best available information of the events analyzed to date in these
C
onsolidated Financial Statements. However, it is possible that events that may occur in the future may result in adjustments to such estimates, which would be recorded prospectively.

Note 4 Accounting changes

During the year ended on December 31, 2022, there have been no changes in the use of accounting principles or relevant changes in any accounting estimates with regard to previous years that have affected these Consolidated Financial Statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

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

As of December 31, 2022, the Company maintained foreign currency obligations amounting to ThCh$ 624,587,229

(ThCh$ 92,881,225 as of December 31, 2021) mostly denominated in US Dollars. Foreign currency obligations

ThCh$ 516,448,473 as of December 31, 2022 (ThCh$
12,405,293
as of December 31, 2021) represent a 39% (2% as of December 31, 2021) of total other financial liabilities. The remaining 61% (98% as of December 31, 2021) is mainly denominated in Unidades de Fomento (inflation-indexed Chilean monetary unit – see inflation risk section) and CLP. In addition, the Company has assets in foreign currency as of December 31, 2022 in the amount of ThCh$ 590,728,935 (ThCh$ 106,443,576 as of December 31, 2021) that mainly correspond to cash and cash equivalent and export accounts receivable.

Regarding the operations of foreign subsidiaries, the net liability exposure in US Dollars and other currencies amounts to ThCh$ 15,423,603 as of December 31, 2022 (ThCh$ 17,526,136 as of December 31, 2021).

To protect the value of the net foreign currency assets and liabilities position of its Chilean and Argentinean operations, the Company enters into derivate contracts (currency forwards) to mitigate any variation in the Chilean peso and Argentinean peso as compared to other currencies.

As of December 31, 2022 the net exposure in Chile, in US Dollars and other currencies after the use of derivate instruments, is liability in the amount of ThCh$ 601,931 (ThCh$ 4,210,943 as of December 31, 2021).

For the year ended December 31, 2022 of the Company’s total sales, both in Chile and abroad, 6% (5% for the year ended December 31, 2021) corresponds to export sales in foreign currencies, mainly US Dollars, Euros, British pounds and other currencies and approximately 63% (63% for the year ended December 31, 2021) of total direct costs correspond to raw materials and products purchased in foreign currencies, or indexed to such currencies. The Company does not hedge the possible variations in the expected cash flows from such transactions.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

The Company is also exposed to fluctuations in exchange rates related to the conversion from the US Dollar, Argentine Peso, the Uruguayan Peso, the Paraguayan Guaraní, the Bolivian Peso, the British pound, the Peruvian Sol and the Colombian Peso to Chilean Pesos with respect to assets, liabilities, income and expenses of its subsidiaries in Argentina, United States, Uruguay, Paraguay Bolivia and United Kingdom, associates in Argentina and Perú and a joint venture in Colombia. The Company does not hedge the risks associated to the conversion of its subsidiaries, whose effects are recorded in equity.

Exchange rate sensitivity analysis

The effect of foreign exchange gains (losses) recognized in the Consolidated Statement of Income by Function for the year ended December 31, 2022, related to assets and liabilities denominated in foreign currency, was a loss of

ThCh$ 20,173,381 (loss of ThCh$ 10,149,345 for the year ended December 31, 2021 and profits of ThCh$ 2,551,823 for the year ended 2020). Considering the exposure in Chile at December 31, 2022, and assuming a 10% increase in the exchange rate, and keeping constant all other variables such as interest rates constant, it is estimated that the effect on the Company’s net income would be a loss after taxes of ThCh$ 43,941 (ThCh$ 307,399 for the year ended December 31,2021 and ThCh$ 105,961 for the year ended December 31, 2020) associated of the owners of the controller.

Considering that approximately 6% of the Company’s sales revenue comes from export sales carried out in Chile (5% for the year ended December 31, 2021 and 7% for the year ended December 31, 2020), in currencies other than Chilean Peso, and that approximately 63% (63% for the year ended December 31, 2021 and 62% for the year ended December 31, 2020) of the Company’s direct costs are in or indexed to the US Dollar and assuming that the functional currencies will appreciate/depreciate by 10% in respect to the US Dollar, and keeping all other variables constant, the hypothetical effect on the Company’s income would be a loss/gain after taxes of ThCh$ 43,950,998 (ThCh$ 34,891,134 for the year ended December 31,2021 and ThCh$ 22,919,408 for the year ended December 31, 2020).

The Company can also be affected by changes in the exchange rate of the countries where its foreign subsidiaries operate, since income is converted to Chilean Pesos at the average exchange rate of each month (except for Argentina which uses the end of period exchange rate as the reporting date). The operating income of foreign subsidiaries for the year ended December 31, 2022 was a income of ThCh$ 63,345,544, income of ThCh$ 56,990,988 for the year ended December 31, 2021 and loss of ThCh$ 963,321 for the year ended December 31, 2020). Therefore, a depreciation/appreciation of 10% in the exchange rate of the Argentine Peso, the Uruguayan Peso, the Paraguayan Guarani and the Bolivian peso against the Chilean Peso, would result in a loss/income before taxes of ThCh$ 6,334,554 for the year ended December 31, 2022 (ThCh$ 5,699,099 for the year ended December 31, 2021 and ThCh$ 96,332 for the year ended December 31, 2020).

The net investment in foreign subsidiaries, associates and joint ventures as of December 31, 2022 amounted to

ThCh$ 417,864,198, ThCh$ 4,379,604 and ThCh$ 125,672,009 respectively (ThCh$ 355,930,567, ThCh$ 549,401 and ThCh$ 125,296,382 as of December 31, 2021). Assuming a 10% increase or decrease in the Argentine Peso, Uruguayan Peso, Paraguayan Guarani, Bolivian Peso and Colombian Peso against the Chilean Peso, and maintaining all other variables constant, the increase/decrease would hypothetically result in a Net income loss of ThCh$ 54,791,581

(ThCh$ 48,177,635 for the year ended December 31,2021 and ThCh$ 35,994,052 for the year ended December 31, 2020) recorded as a credit/charge to equity.

The Company does not hedge risks associated to currency conversion of the financial statements of its subsidiaries that have a different functional currency, whose effects are recorded in equity.

Interest rate risk

Interest rate risk mainly originates from the Company’s financing sources.

As of December 31, 2022 and December 31, 2021, the Company had no variable interest debt.

To manage interest rate risk, the Company has a policy which seeks to reduce the volatility of its finance cost, and maintain a suitable percentage of its debt in fixed rate instruments. The financial position is mainly set by the use of short-term and long-term, as well as derivate instruments such as cross currency interest rate swaps and cross interest rate swaps.

As of December 31, 2022 and December 31, 2021, after considering the effect of interest rates and currency swaps, a 100% of the Company’s debt is at fixed interest rates

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

The term and conditions of the Company’s obligations with financial institutions as of December 31, 2022, including exchange rates, interest rate, maturities and effective interest rates, are detailed in
Note 21 – Other financial liabilities
.

Interest rate sensitivity analysis

The total financial cost recognized in the Consolidated Statement of Income by Function for the year ended December 31, 2022, related to short and long-term debt amounted to ThCh$ 75,930,875 (ThCh$ 35,660,493 as of December 31, 2021 and ThCh$ 28,714,063 as of December 31, 2020).

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
(See
Note 2 – Summary of significant accounting polices (2.4)
).

Inflation sensitivity analysis

Income from indexation units recognized in the Consolidated Statement of Income by Function for the year ended December 31, 2022, related to UF indexed short and long-term debt and the application of Hyperinflation Accounting in Argentina, is an income of ThCh$ 1,198,565 (income of ThCh$ 2,529,298 for the year ended December 31, 2021 and loss of ThCh$ 429,198 for the year ended December 31, 2020). Assuming a reasonably possible 3% increase (decrease) in the Unidad de Fomento and
10
% of inflation in Argentina, and keeping all other variables such as interest rates constant, the aforementioned increase (decrease) would hypothetically result in a loss (income) of ThCh$ 5,013,986 (ThCh$ 1,672,967 for the year ended December 31, 2021 and ThCh$ 1,589,705 for the year ended December 31, 2020).

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

The purchase commitments made expose the Company to raw materials price fluctuation risk. CCU Argentina acquires malt from local producers. These raw materials represent approximately 6% (8% for the year ended December 31, 2021 and 7% for the year ended December 31, 2020) of the direct cost of the Chile Operating segment.

For the year ended December 31, 2022 in the Chile Operation segment, the cost of cans represented approximately 24% of direct costs (20% for the year ended December 31, 2021 and 19% for the year ended December 31, 2020). In the International Business Operating segment, the cost of cans represented approximately 37% of direct raw materials costs for the year ended December 31, 2022 (38% for the year ended December 31, 2021 and 36% as of December 31, 2020).

Concentrates, sugar and plastic containers

The main raw materials used in the production of non-alcoholic beverages are concentrated, which are mainly acquired from licenses, sugar and plastic resin for the manufacturing of plastic bottles and containers. The Company is exposed to price fluctuation risks involving these raw materials, which jointly represent approximately 26% (30% as of December 31, 2021 and 24% as of December 31, 2020) of the direct cost of the Chile Operating segment.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

The Company does not engage in hedging raw materials purchases.

Grapes and wine

The main raw materials used by subsidiary Viña San Pedro Tarapacá S.A. (from now VSPT) for wine production are grapes harvested from its own vineyards and grapes and wine acquired from third parties through long-term and spot contracts. In the last 12 months, approximately 27% (26% as of December 31, 2021) of VSPT’s total wine supply came from its own vineyards. Regarding our export market, and considering our focus on this market, approximately 45% (42% as of December 31, 2021) of our wine supply for export came from our own vineyards.

The remaining 73% (74% as of December 31, 2021) supply was purchased from third parties through long-term and spot contracts. In the last 12 months, the subsidiary VSPT acquired 58% (60% as of December 31, 2021) of the necessary grapes and wine from third parties through spot contracts. Additionally, the long-term transactions were 15% (15% as of December 31, 2021) of the total supply.

We should consider that as of December 31, 2022 wine represents 59% (60% as of December 31, 2021) of the total direct cost of the Wine Operating segment, and supplies purchased from third parties represented 34% (36% as of December 31, 2021).

Raw material Price sensitivity analysis

Total direct costs in the Consolidated Statement of Income by Function for the year ended as of December 31, 2022 amounted to ThCh$ 1,188,930,623 (ThCh$ 1,014,092,586 as of December 31, 2021 and ThCh$ 757,097,886 as of December 31, 2020). Assuming a reasonably possible 8% increase/decrease in the direct cost of each Operating segment and keeping all other variables such as exchange rates constant, the aforesaid increase/decrease would hypothetically result into a loss/income before taxes of ThCh$ 62,291,401 (ThCh$ 51,992,161 as of December 31, 2021 and ThCh$ 38,770,441 as of December 31, 2020) for the Chile Operating segment, ThCh$ 23,328,732 (ThCh$ 20,522,990 as of December 31, 2021 and

ThCh$ 13,698,385 as of December 31, 2020) for the International Business Operating segment and ThCh$ 11,714,298 (ThCh$ 10,139,588 as of December 31, 2021 and ThCh$ 8,959,908 as of December 31, 2020) for the Wine operating segment.

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

The domestic market mainly refers to accounts receivables in Chile and represents 63% of total trade accounts receivable (66% al December 31, 2021). The Company has a wide base of customers that are subject to the policies, procedures and controls established by the Company. Credit limits are established for all customers on the basis of an internal rating and their payment behavior. Outstanding trade accounts receivable are regularly monitored. In addition, the Company purchases credit insurance that covers 90% of individually significant accounts receivable balances, coverage that as of December 31, 2022 is equivalent to 82% (85% as of December 31, 2021) of total accounts receivable.

Overdue, but not impaired, trade accounts receivables represent customers that are less than 30 days overdue (18 as of

December 31, 2021).

As of December 31, 2022, the Company has approximately 1,692 customers (1,409 as of December 31, 2021) with more than Ch$ 10 million in debt each, which altogether represent approximately 87% (88% as of December 31, 2021) of total trade accounts receivable. There are 328 customers (276 customers as of December 31, 2021) with balances in excess of Ch$ 50 million each, representing approximately 76% (78% as of December 31, 2021) of the total accounts receivable. The 88% (91% as of December 31, 2021) of those accounts receivable are covered by credit insurance.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

The Company sells its products through retail customers, wholesale distributors and supermarket chains, with a credit worthiness of 99% (100% as of December 31, 2021).

As of December 31, 2022 the Company has no significant guarantees from its customers.

The Company believes that no additional credit risk provisions other than the individual and collective provisions determined as of December 31, 2022, that amount to ThCh$ 5,689,741 (ThCh$ 5,820,206 as of December 31, 2021), are needed since a large percentage of these are covered by insurance (See
Note 10 – Trade and other receivable
).

Exports market

The credit risk related to accounts receivable from exports is managed by the Head of Credit and Collections and is monitored by the Administration and Finance Management Department. VSPT’s export trade accounts receivable represent 11% of total trade accounts receivable (12% as of December 31, 2021). VSPT has a wide base of customers, in more than eighty countries, which are subject to the policies, procedures and controls established by VSPT. In addition, VSPT acquires credit insurance to cover 90% of individually significant accounts receivable. This coverage accounts for more than 81% (88% as of December 31, 2021) of total accounts receivable are covered. Pending payments of trade accounts receivable are regularly monitored. Apart from the credit insurance, having diversified sales in different countries decreases the credit risk.

As of December 31, 2022 there were 68 customers (71 customers as of December 31, 2021) with more than ThCh$ 65,000 of debt each, which represent 95% (93% as of December 31, 2021) of VSPT´s total export market accounts receivable.

Regarding VSPT’s export customers, overdue, but no impaired, trade accounts receivables are customers that are less than 41 days overdue (28 days average as of December 31, 2021).

The Company believes that no credit risk provisions are necessary other than the individual and collective provisions determined as of December 31, 2022. See analysis of accounts receivable aging and losses due to impairment of accounts receivables (See
Note 10 – Trade and other receivable
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
December 31, 2022
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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022
The Company’s financial liabilities maturities as of December 31, 2022 and December 31, 2021 based on non-discounted contractual cash flows are summarized as follows:

As of December 31, 2022	Book value (*)	Contractual flows maturities
		0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities (non derivative)
Bank borrowings	219,577,086	32,305,088	108,934,345	21,298,955	68,848,369	15,568,993	246,955,750
Bond payable	1,112,554,014	17,366,393	33,370,503	178,617,720	109,662,435	1,112,436,605	1,451,453,656
Lease liabilities	40,427,168	2,840,482	7,570,840	11,078,825	4,625,260	25,965,311	52,080,718
Deposits for return of bottles and containers	11,912,090	-	11,912,090	-	-	-	11,912,090
Sub-Total	1,384,470,358	52,511,963	161,787,778	210,995,500	183,136,064	1,153,970,909	1,762,402,214
Derivatives
Derivatives not designated as hedges	3,753,264	3,753,264	-	-	-	-	3,753,264
Derivatives designated as hedges	13,789,496	2,258,210	3,319,743	5,980,373	5,965,808	-	17,524,134
Sub-Total	17,542,760	6,011,474	3,319,743	5,980,373	5,965,808	-	21,277,398
Total	1,402,013,118	58,523,437	165,107,521	216,975,873	189,101,872	1,153,970,909	1,783,679,612

(*) See current and non-current book value in
Note 7 – Financial Instruments.

As of December 31, 2021	Book value (*)	Contractual flows maturities
		0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities (non derivative)
Bank borrowings	190,661,800	4,505,654	74,860,895	112,655,890	10,390,245	2,727,799	205,140,483
Bond payable	347,828,044	5,163,114	7,667,710	59,816,383	116,282,352	237,482,947	426,412,506
Lease liabilities	35,161,384	1,959,601	5,372,094	10,310,033	3,927,456	24,202,014	45,771,198
Deposits for return of bottles and containers	11,980,948	-	11,980,948	-	-	-	11,980,948
Sub-Total	585,632,176	11,628,369	99,881,647	182,782,306	130,600,053	264,412,760	689,305,135
Derivatives
Derivatives not designated as hedges	411,954	411,954	-	-	-	-	411,954
Derivatives designated as hedges	8,813,456	799,211	4,245,323	883,649	3,153,183	-	9,081,366
Sub-Total	9,225,410	1,211,165	4,245,323	883,649	3,153,183	-	9,493,320
Total	594,857,586	12,839,534	104,126,970	183,665,955	133,753,236	264,412,760	698,798,455
(*) See current and non-current book value in
Note 7 – Financial Instruments
.
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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

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

The Company does not have any customers representing more than 10% of consolidated revenues.

The detail of the segments is presented in the following tables:

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

a)	Information as per operating segments for the years ended December 31, 2022 and 2021:

	Chile		International Business		Wines		Others		Total
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales revenue external customers	1,627,114,439	1,538,677,522	761,302,617	657,839,497	268,794,991	245,271,440	-	-	2,657,212,047	2,441,788,459
Other income	25,681,177	21,328,227	19,374,495	15,022,421	6,840,932	5,138,052	2,326,297	1,435,121	54,222,901	42,923,821
Sales revenue between segments	20,553,741	18,146,164	1,886,239	5,082,733	20,713,970	11,210,573	(43,153,950)	(34,439,470)	-	-
Net sales	1,673,349,357	1,578,151,913	782,563,351	677,944,651	296,349,893	261,620,065	(40,827,653)	(33,004,349)	2,711,434,948	2,484,712,280
Change %	6.0	-	15.4	-	13.3	-	-	-	9.1	-
Cost of sales	(972,143,151)	(810,802,559)	(389,025,772)	(341,082,046)	(183,138,062)	(159,494,416)	29,381,676	19,819,224	(1,514,925,309)	(1,291,559,797)
% of Net sales	58.1	51.4	49.7	50.3	61.8	61.0	-	-	55.9	52.0
Gross margin	701,206,206	767,349,354	393,537,579	336,862,605	113,211,831	102,125,649	(11,445,977)	(13,185,125)	1,196,509,639	1,193,152,483
% of Net sales	41.9	48.6	50.3	49.7	38.2	39.0	-	-	44.1	48.0
MSD&A (1)	(544,219,910)	(506,891,948)	(332,194,128)	(288,303,183)	(75,131,811)	(69,052,335)	(16,377,702)	(17,929,915)	(967,923,551)	(882,177,381)
% of Net sales	32.5	32.1	42.4	42.5	25.4	26.4	-	-	35.7	35.5
Other operating income (expenses)	(233,217)	1,077,090	1,569,929	8,004,833	966,449	605,853	541,907	217,971	2,845,068	9,905,747
Adjusted operating result (2)	156,753,079	261,534,496	62,913,380	56,564,255	39,046,469	33,679,167	(27,281,772)	(30,897,069)	231,431,156	320,880,849
Change %	(40.1)	-	11.2	-	15.9	-	-	-	(27.9)	-
% of Net sales	9.4	16.6	8.0	8.3	13.2	12.9	-	-	8.5	12.9
Net financial expense	-	-	-	-	-	-	-	-	(53,060,337)	(21,396,824)
Equity and income of associates and joint ventures	-	-	-	-	-	-	-	-	(10,978,068)	226,026
Gains (losses) on exchange differences	-	-	-	-	-	-	-	-	(20,173,381)	(10,149,345)
Results as per adjustment units	-	-	-	-	-	-	-	-	1,198,565	2,529,298
Other gains (losses)	-	-	-	-	-	-	-	-	(12,669,540)	9,590,450
Income before taxes									135,748,395	301,680,454
Income tax benefit (expense)									(263,943)	(82,629,773)
Net income for year									135,484,452	219,050,681
Non-controlling interests									17,316,101	19,887,950
Net income attributable to equity holders of the parent									118,168,351	199,162,731
Depreciation and amortization	70,252,736	73,082,403	38,909,547	34,289,517	12,328,271	12,011,674	5,006,939	4,733,145	126,497,493	124,116,739
ORBDA (3)	227,005,815	334,616,899	101,822,927	90,853,772	51,374,740	45,690,841	(22,274,833)	(26,163,924)	357,928,649	444,997,588
Change %	(32.2)	-	12.1	-	12.4	-	-	-	(19.6)	-
% of Net sales	13.6	21.2	13.0	13.4	17.3	17.5	-	-	13.2	17.9

(1)	MSD&A included Marketing, Selling, Distribution and Administrative expenses.
(2)
Adjusted operating result (for management purposes we have defined it as Net income before net financial expense, gain (losses) of joint venture and associates accounted for using the equity method, gains (losses) on exchange differences, result as per adjustment units and income taxes).

(3)	ORBDA (for management purposes we have defined it as Adjusted Operating Result before Depreciation and Amortization).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022
b)	Information as per operating segments for the years ended December 31, 2021 and 2020:

	Chile		International Business		Wines		Others		Total
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sales revenue external customers	1,538,677,522	1,208,196,118	657,839,497	391,125,264	245,271,440	223,273,704	-	-	2,441,788,459	1,822,595,086
Other income	21,328,227	18,300,114	15,022,421	11,403,939	5,138,052	4,240,620	1,435,121	1,053,919	42,923,821	34,998,592
Sales revenue between segments	18,146,164	16,266,638	5,082,733	299,622	11,210,573	7,696,044	(34,439,470)	(24,262,304)	-	-
Net sales	1,578,151,913	1,242,762,870	677,944,651	402,828,825	261,620,065	235,210,368	(33,004,349)	(23,208,385)	2,484,712,280	1,857,593,678
Change %	27.0	-	68.3	-	11.2	-	-	-	33.8	-
Cost of sales	(810,802,559)	(626,099,060)	(341,082,046)	(229,669,229)	(159,494,416)	(139,512,564)	19,819,224	11,244,931	(1,291,559,797)	(984,035,922)
% of Net sales	51.4	50.4	50.3	57.0	61.0	59.3	-	-	52.0	53.0
Gross margin	767,349,354	616,663,810	336,862,605	173,159,596	102,125,649	95,697,804	(13,185,125)	(11,963,454)	1,193,152,483	873,557,756
% of Net sales	48.6	49.6	49.7	43.0	39.0	40.7	-	-	48.0	47.0
MSD&A (1)	(506,891,948)	(443,636,760)	(288,303,183)	(189,421,217)	(69,052,335)	(64,790,758)	(17,929,915)	(6,941,510)	(882,177,381)	(704,790,245)
% of Net sales	32.1	35.7	42.5	47.0	26.4	27.5	-	-	35.5	37.9
Other operating income (expenses)	1,077,090	1,634,543	8,004,833	14,910,793	605,853	622,178	217,971	655,840	9,905,747	17,823,354
Adjusted operating result (2)	261,534,496	174,661,593	56,564,255	(1,350,828)	33,679,167	31,529,224	(30,897,069)	(18,249,124)	320,880,849	186,590,865
Change %	49.7	-	(4,287.4)	-	6.8	-	-	-	72.0	-
% of Net sales	16.6	14.1	8.3	(.3)	12.9	13.4	-	-	12.9	10.0
Net financial expense	-	-	-	-	-	-	-	-	(21,396,824)	(25,262,920)
Equity and income of associates and joint ventures	-	-	-	-	-	-	-	-	226,026	(8,437,209)
Foreign currency exchange differences	-	-	-	-	-	-	-	-	(10,149,345)	2,551,823
Results as per adjustment units	-	-	-	-	-	-	-	-	2,529,298	(429,198)
Other gains (losses)	-	-	-	-	-	-	-	-	9,590,450	(11,410,085)
Income before taxes									301,680,454	143,603,276
Income tax benefit (expense)									(82,629,773)	(35,408,420)
Net income for year									219,050,681	108,194,856
Non-controlling interests									19,887,950	12,042,584
Net income attributable to equity holders of the parent									199,162,731	96,152,272
Depreciation and amortization	73,082,403	70,106,357	34,289,517	25,551,989	12,011,674	11,575,351	4,733,145	2,580,279	124,116,739	109,813,976
ORBDA (3)	334,616,899	244,767,950	90,853,772	24,201,161	45,690,841	43,104,575	(26,163,924)	(15,668,845)	444,997,588	296,404,841
Change %	36.7	-	275.4	-	6.0	-	-	-	50.1	-
% of Net sales	21.2	19.7	13.4	6.0	17.5	18.3	-	-	17.9	16.0

(1)	MSD&A included Marketing, Selling, Distribution and Administrative expenses.
(2)
Adjusted operating result (for management purposes we have defined it as Net income before net financial expense, gain (losses) of joint venture and associates accounted for using the equity method, gains (losses) on exchange differences, result as per adjustment units and income taxes).

(3)	ORBDA (for management purposes we have defined it as Adjusted Operating Result before Depreciation and Amortization).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022
Sales information by geographic location

Net sales per geographical location	For the years ended as of December 31,
	2022	2021	2020
	ThCh$	ThCh$	ThCh$
Chile (1)	1,896,472,434	1,781,697,146	1,436,790,253
Argentina (2)	700,321,546	612,603,034	338,214,943
Uruguay	28,961,604	21,643,168	19,483,698
Paraguay	65,639,419	48,286,593	39,244,642
Bolivia	20,039,945	20,482,339	23,860,142
Foreign countries	814,962,514	703,015,134	420,803,425
Total	2,711,434,948	2,484,712,280	1,857,593,678
(1)	Includes net sales correspond to Corporate Support Unit and eliminations between geographical locations. Additionally, includes net sales made in Chile of the Wines Operating segment.
(2)	Includes net sales made by the subsidiaries Finca La Celia S.A. and Los Huemules SRL., registered under the Wines Operating segment and Chile Operating segment, respectively.

Sales information by customer

	For the years ended as of December 31,
Net Sales	2022	2021	2020
	ThCh$	ThCh$	ThCh$
Domestic sales	2,559,606,624	2,354,364,404	1,729,519,439
Exports sales	151,828,324	130,347,876	128,074,239
Total	2,711,434,948	2,484,712,280	1,857,593,678

Sales information by product category

Sales information by product category	For the years ended as of December 31,
	2022	2021	2020
	ThCh$	ThCh$	ThCh$
Alcoholic business	1,818,810,903	1,713,348,191	1,249,738,114
Non-alcoholic business	838,401,144	728,440,268	572,856,972
Others (1)	54,222,901	42,923,821	34,998,592
Total	2,711,434,948	2,484,712,280	1,857,593,678
(1)	Others consist mainly of sales of by-products and packaging including bottles, pallets, and glasses.

Depreciation and amortization as per operating segments

Depreciation and amortization	For the years ended as of December 31,
	2022	2021	2020
	ThCh$	ThCh$	ThCh$
Chile operating segment	70,252,736	73,082,403	70,106,357
International Business operating segment	38,909,547	34,289,517	25,551,989
Wines operating segment	12,328,271	12,011,674	11,575,351
Others (1)	5,006,939	4,733,145	2,580,279
Total	126,497,493	124,116,739	109,813,976
(1)	I ncludes depreciation and amortization corresponding to the Corporate Support Units.
F-46

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022
Cash flows Operating Segments

Cash flows Operating Segments	For the years ended as of December 31,
	2022	2021	2020
	ThCh$	ThCh$	ThCh$
Cash flows from (used in) Operating activities	45,937,153	293,355,573	280,669,513
Chile operating segment	16,363,598	121,754,766	151,303,443
International business operating segment	68,638,330	101,401,629	46,144,420
Wines operating segment	6,000,923	19,545,855	30,806,504
Others (1) (*)	(45,065,698)	50,653,323	52,415,146

Cash flows from (used in) Investing Activities	(236,456,796)	(178,992,533)	(140,545,147)
Chile operating segment	(144,848,367)	(40,365,451)	(127,007,063)
International business operating segment	(67,910,992)	(63,129,231)	(31,326,275)
Wines operating segment	(13,030,601)	(8,920,470)	(13,617,314)
Others (1) (*)	(10,666,836)	(66,577,381)	31,405,505

Cash flows from (used in) Financing Activities	537,101,943	(233,643,855)	64,749,555
Chile operating segment	45,534,885	(107,692,241)	(32,340,146)
International business operating segment	3,751,919	(9,003,717)	8,883,672
Wines operating segment	(30,597,389)	(40,134,129)	23,435,811
Others (1) (*)	518,412,528	(76,813,768)	64,770,218

(1)	Others include Corporate Support Units.
(*) It
includes cash flow related to joint ventures. See
Note 8 - Cash and cash equivalents
.
Capital expenditures as per operating segments

Capital expenditures (property, plant and equipment and software additions)	For the years ended as of December 31,
	2022	2021	2020
	ThCh$	ThCh$	ThCh$
Chile operating segment	146,703,164	94,336,053	74,932,872
International Business operating segment	42,064,662	63,288,453	31,573,930
Wines operating segment	13,869,824	8,977,284	13,214,298
Others (1)	965,840	5,252,192	3,065,629
Total	203,603,490	171,853,982	122,786,729
(1)	Others include the capital investments corresponding to the Corporate Support Units.
Assets as per operating segments

Assets as per Operating segment	As of December 31, 2022	As of December 31, 2021
	ThCh$	ThCh$
Chile operating segment	1,705,948,397	1,586,202,143
International Business operating segment	742,411,775	637,642,711
Wines operating segment	443,365,402	442,524,176
Others (1)	703,353,405	180,381,607
Total	3,595,078,979	2,846,750,637
(1)	I ncludes assets corresponding to the Corporate Support Units.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022
Assets per geographic location

Assets per geographical location	As of December 31, 2022	As of December 31, 2021
	ThCh$	ThCh$
Chile (1)	2,800,911,762	2,162,818,404
Argentina (2)	658,747,694	557,983,133
Uruguay	31,045,777	27,854,154
Paraguay	66,096,952	60,700,994
Bolivia	38,276,794	37,393,952
Total	3,595,078,979	2,846,750,637

(1)
Includes the assets corresponding to the Corporate Support Units and eliminations between geographic location and investments in associates and joint ventures. Additionally, includes part of Wines Operating segment and excludes its argentine subsidiary Finca La Celia S.A.

(2)	Includes the assets of the subsidiaries Finca La Celia S.A. and Los Huemules S.R.L. registered under the Wines Operating segment and Chile Operating segment, respectively.
Liabilities as per operating segments

Liabilities as per Operating segment	As of December 31, 2022	As of December 31, 2021
	ThCh$	ThCh$
Chile operating segment	814,262,800	737,711,189
International Business operating segment	316,320,502	269,896,961
Wines operating segment	161,308,309	172,223,909
Others (1)	867,218,315	241,403,275
Total	2,159,109,926	1,421,235,334
(1)	O thers include liabilities corresponding to the Corporate Support Units.
Operating Segment’s additional information

The following is a reconciliation of on Net income for the period, the main comparable IFRS measure to Adjusted Operating Result for the periods ended Dec ember 31, 2022, 2021 and 2020:

	For the years ended December 31,
	2022	2021	2020
	ThCh$	ThCh$	ThCh$
Net income	135,484,452	219,050,681	108,194,856
Add (Subtract):
Other gains (losses)	12,669,540	(9,590,450)	11,410,085
Finance income	(22,870,538)	(14,263,669)	(3,451,143)
Finance costs	75,930,875	35,660,493	28,714,063
Share of net income (loss) of joint ventures and associates accounted for using the equity method	10,978,068	(226,026)	8,437,209
Gains (losses) on exchange differences	20,173,381	10,149,345	(2,551,823)
Result as per adjustment units	(1,198,565)	(2,529,298)	429,198
Income tax (expense) benefit	263,943	82,629,773	35,408,420
Adjusted operating result	231,431,156	320,880,849	186,590,865
Depreciation and amortization	126,497,493	124,116,739	109,813,976
ORBDA	357,928,649	444,997,588	296,404,841

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022
The following is a reconciliation of the co
nsolidated amounts presented for MSD&A with the comparable amounts presented on the face of our consolidated statement of income:

	For the years ended December 31,
	2022	2021	2020
	ThCh$	ThCh$	ThCh$
Consolidated statement of income
Distribution costs	(504,184,248)	(438,601,936)	(337,101,549)
Administrative expenses	(187,421,796)	(161,390,779)	(138,811,668)
Other expenses by function	(278,757,105)	(284,087,358)	(230,349,566)
Other expenses included in ´Other expenses by function´	2,439,598	1,902,692	1,472,538
Total MSD&A	(967,923,551)	(882,177,381)	(704,790,245)

The Administration of the Company review the financial position and result of operations of their joint ventures and associates that is described in
Note 16 - Investments accounted for using equity method
.

Note 7
Financial Instruments

Financial instruments categories

The carrying amounts of each financial instrument category are detailed as follows:

	As of December 31, 2022		As of December 31, 2021
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instruments	421,051	-	9,838,420	-
Marketable securities and investments in other companies	11,956,585	-	14,013,076	-
Derivatives designates as hedges	33,280,356	37,054,245	-	31,252,095
Total other financial assets	45,657,992	37,054,245	23,851,496	31,252,095
Accounts receivable - trade and other receivable (net)	445,263,536	3,941,760	372,995,729	3,801,244
Accounts receivable from related parties	6,204,099	42,506	5,307,264	104,197
Total accounts receivables	451,467,635	3,984,266	378,302,993	3,905,441
Sub-Total financial assets	497,125,627	41,038,511	402,154,489	35,157,536
Cash and cash equivalents	597,081,675	-	265,568,125	-
Total financial assets	1,094,207,302	41,038,511	667,722,614	35,157,536
Bank borrowings	134,737,116	84,839,970	76,169,204	114,492,596
Bonds payable	30,871,086	1,081,682,928	8,087,630	339,740,414
Deposits for return of bottles and containers	11,912,090	-	11,980,948	-
Total financial liabilities measured at amortized cost	177,520,292	1,166,522,898	96,237,782	454,233,010
Derivatives not designated as hedges	3,753,264	-	411,954	-
Derivatives designated as hedges	4,605,695	9,183,801	4,776,623	4,036,833
Total financial derivative liabilities	8,358,959	9,183,801	5,188,577	4,036,833
Total other financial liabilities (*)	185,879,251	1,175,706,699	101,426,359	458,269,843
Lease Liabilities	9,120,616	31,306,552	6,152,361	29,009,023
Total lease liabilities (**)	9,120,616	31,306,552	6,152,361	29,009,023
Account payable- trade and other payable	491,315,277	20,945	515,522,729	29,457
Accounts payable to related parties	34,282,408	-	26,208,319	-
Total commercial obligations and other accounts payable	525,597,685	20,945	541,731,048	29,457
Total financial liabilities	720,597,552	1,207,034,196	649,309,768	487,308,323

(*) See
Note 21 - Other financial liabilities
.
(**) See
Note 22 - Lease liabilities
.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022
Fair value of Financial instruments

The following tables show fair values, based on financial instrument categories, compared to the carrying amount included in the Consolidated Statements of Financial Position:

a)	Financial assets and liabilities are detailed as follows:

	As of December 31, 2022		As of December 31, 2021
	Book Value	Fair Value	Book Value	Fair Value
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instruments	421,051	421,051	9,838,420	9,838,420
Marketable securities and investments in other companies	11,956,585	11,956,585	14,013,076	14,013,076
Derivatives designated as hedges	70,334,601	70,334,601	31,252,095	31,252,095
Total other financial assets	82,712,237	82,712,237	55,103,591	55,103,591
Accounts receivable - trade and other receivable (net)	449,205,296	449,205,296	376,796,973	376,796,973
Accounts receivable from related parties	6,246,605	6,246,605	5,411,461	5,411,461
Total accounts receivables	455,451,901	455,451,901	382,208,434	382,208,434
Sub-Total financial assets	538,164,138	538,164,138	437,312,025	437,312,025
Cash and cash equivalents	597,081,675	597,081,675	265,568,125	265,568,125
Total financial assets	1,135,245,813	1,135,245,813	702,880,150	702,880,150
Bank borrowings	219,577,086	222,603,740	190,661,800	193,844,871
Bonds payable	1,112,554,014	1,012,325,805	347,828,044	328,366,713
Deposits for return of bottles and containers	11,912,090	11,912,090	11,980,948	11,980,948
Total financial liabilities measured at amortized cost	1,344,043,190	1,246,841,635	550,470,792	534,192,532
Derivatives not designated as hedges	3,753,264	3,753,264	411,954	411,954
Derivatives designated as hedges	13,789,496	13,789,496	8,813,456	8,813,456
Total financial derivative liabilities	17,542,760	17,542,760	9,225,410	9,225,410
Total other financial liabilities (*)	1,361,585,950	1,264,384,395	559,696,202	543,417,942
Lease Liabilities	40,427,168	40,427,168	35,161,384	35,161,384
Total lease liabilities (**)	40,427,168	40,427,168	35,161,384	35,161,384
Account payable- trade and other payable	491,336,222	491,336,222	515,552,186	515,552,186
Accounts payable to related parties	34,282,408	34,282,408	26,208,319	26,208,319
Total commercial obligations and other accounts payable	525,618,630	525,618,630	541,760,505	541,760,505
Total financial liabilities	1,927,631,748	1,830,430,193	1,136,618,091	1,120,339,831

(*) See
Note 21 - Other financial liabilities
.
(**) See
Note 22 - Lease liabilities
.

The carrying amount of cash and cash equivalents, other financial assets, deposits for return of bottles and containers
  and lease liabilities approximate their fair value due to their short-term nature or by its valuation methodology while loans receivable and accounts receivable are due to the fact that any collection loss is already reflected in the impairment loss provision.

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

The fair value of bank borrowings and Bonds payable has hierarchy level 2 of fair value.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

b)	Financial instruments by category:
As of December 31, 2022	Fair value with changes in income	Financial assets measured at amortized cost	Hedge derivatives	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets
Derivative financial instruments	421,051	-	-	421,051
Marketable securities and investments in other companies	11,956,585	-	-	11,956,585
Derivatives designated as hedges	-	-	70,334,601	70,334,601
Total other financial assets	12,377,636	-	70,334,601	82,712,237
Cash and cash equivalents	-	597,081,675	-	597,081,675
Trade and other receivable (net)	-	449,205,296	-	449,205,296
Accounts receivable from related parties	-	6,246,605	-	6,246,605
Total financial assets	12,377,636	1,052,533,576	70,334,601	1,135,245,813

As of December 31, 2022	Fair value with changes in income	Hedge derivatives	Financial liabilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial liabilities
Bank borrowings	-	-	219,577,086	219,577,086
Bonds payable	-	-	1,112,554,014	1,112,554,014
Deposits for return of bottles and containers	-	-	11,912,090	11,912,090
Derivatives not designated as hedges	3,753,264	-	-	3,753,264
Derivatives designated as hedges	-	13,789,496	-	13,789,496
Total Other financial liabilities	3,753,264	13,789,496	1,344,043,190	1,361,585,950
Leases liabilities	-	-	40,427,168	40,427,168
Account payable- trade and other payable	-	-	491,336,222	491,336,222
Accounts payable to related parties	-	-	34,282,408	34,282,408
Total financial liabilities	3,753,264	13,789,496	1,910,088,988	1,927,631,748

As of December 31, 2021	Fair value with changes in income	Financial assets measured at amortized cost	Hedge derivatives	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets
Derivative financial instruments	9,838,420	-	-	9,838,420
Marketable securities and investments in other companies	14,013,076	-	-	14,013,076
Derivatives designated as hedges	-	-	31,252,095	31,252,095
Total other financial assets	23,851,496	-	31,252,095	55,103,591
Cash and cash equivalents	-	265,568,125	-	265,568,125
Trade and other receivable (net)	-	376,796,973	-	376,796,973
Accounts receivable from related parties	-	5,411,461	-	5,411,461
Total financial assets	23,851,496	647,776,559	31,252,095	702,880,150

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

As of December 31, 2021	Fair value with changes in income	Hedge derivatives	Financial liabilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial liabilities
Bank borrowings	-	-	190,661,800	190,661,800
Bonds payable	-	-	347,828,044	347,828,044
Deposits for return of bottles and containers	-	-	11,980,948	11,980,948
Derivatives not designated as hedges	411,954	-	-	411,954
Derivatives designated as hedges	-	8,813,456	-	8,813,456
Total Other financial liabilities	411,954	8,813,456	550,470,792	559,696,202
Leases liabilities	-	-	35,161,384	35,161,384
Account payable- trade and other payable	-	-	515,552,186	515,552,186
Accounts payable to related parties	-	-	26,208,319	26,208,319
Total financial liabilities	411,954	8,813,456	1,127,392,681	1,136,618,091

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

Derivative Instruments

The detail of maturities, number of derivative agreements, contracted nominal amounts, fair values and the classification of such derivative instruments by type of agreement at the closing of each year, are detailed as follows:

	As of December 31, 2022				As of December 31, 2021
	Number of agreements	Nominal amounts thousand	Assets	Liabilities	Number of agreements	Nominal amounts thousand	Assets	Liabilities
			ThCh$	ThCh$			ThCh$	ThCh$
Cross currency swaps UF/CLP	5	11,455	69,024,803	13,389,059	3	8,000	31,252,095	4,330,917
Less than a year			33,280,356	4,205,258			-	4,330,917
Between 1 and 5 years			18,986,487	9,183,801			31,252,095	-
More than 5 years			16,757,960	-			-	-
Cross currency interest rate swaps UF/EURO	1	296	1,243,303	45,392	1	296	-	1,153,698
Less than a year			-	45,392			-	65,288
Between 1 and 5 years			1,243,303	-			-	1,088,410
Cross currency interest rate swaps UF/USD	1	479	66,495	355,045	1	479	-	3,328,841
Less than a year			-	355,045			-	380,418
Between 1 and 5 years			66,495	-			-	2,948,423
Subtotal hedging derivatives	7		70,334,601	13,789,496	5		31,252,095	8,813,456
Forwards USD	27	154,156	293,023	3,699,120	19	132,333	8,231,588	268,328
Less than a year			293,023	3,699,120			8,231,588	268,328
Forwards Euro	6	12,860	13,999	52,421	3	36,187	1,413,219	53,421
Less than a year			13,999	52,421			1,413,219	53,421
Forwards CAD	2	1,870	90,550	-	1	1,780	-	67,330
Less than a year			90,550	-			-	67,330
Forwards GBP	3	774	23,479	1,723	2	740	-	19,685
Less than a year			23,479	1,723			-	19,685
Forwards CHF	-	-	-	-	2	3,181	193,613	3,190
Less than a year			-	-			193,613	3,190
Subtotal derivatives with effects on income	38		421,051	3,753,264	27		9,838,420	411,954
Total instruments	45		70,755,652	17,542,760	32		41,090,515	9,225,410

These derivative agreements have been entered into as a hedge of exchange rate risk exposure
.
In the case of forwards, the Company does not comply with the formal requirements for hedging designation; consequently, their effects are recorded in Income, in Other gains (losses).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

In the case of Cross Currency Interest Rate Swaps and the Cross Interest Rate Swaps, these qualify as cash flow hedges of the cash flows related to loans from Banco de Chile and Scotiabank Chile. See additional disclosures in

Note 21 – Other financial liabilities
.

As of December 31, 2022
Entity	Nature of risks covered	Assets		Liabilities		Fair value of net asset (liabilities)	Maturity
		Currency	Amount	Currency	Amount	Amount
			ThCh$		ThCh$	ThCh$
Banco Santander - Chile	Flow interest rate on bonds	UF	82,322,384	CLP	80,933,348	1,389,036	03-15-2032
Banco Santander - Chile	Flow interest rate on bonds	UF	105,013,688	CLP	85,070,350	19,943,338	08-10-2023
Banco Santander - Chile	Flow interest rate on bonds	UF	100,564,068	CLP	81,917,436	18,646,632	06-01-2023
Scotiabank Chile	Flow interest rate on bonds	UF	69,182,555	CLP	55,845,532	13,337,023	06-01-2023
Scotiabank Chile	Flow interest rate on bonds	UF	51,120,767	CLP	48,801,052	2,319,715	03-15-2030
Scotiabank Chile	Flow interest rate and exchange rate on bonds	UF	16,322,595	USD	16,611,145	(288,550)	06-01-2025
Scotiabank Chile	Flow interest rate and exchange rate on bonds	UF	10,102,729	EUR	8,904,818	1,197,911	06-02-2025

As of December 31, 2021
Entity	Nature of risks covered	Assets		Liabilities		Fair value of net asset (liabilities)	Maturity
		Currency	Amount	Currency	Amount	Amount
			ThCh$		ThCh$	ThCh$
Banco Santander - Chile	Flow interest rate on bonds	UF	97,057,334	CLP	86,696,081	10,361,253	08-10-2023
Banco Santander - Chile	Flow interest rate on bonds	UF	93,491,832	CLP	83,779,363	9,712,469	06-01-2023
Scotiabank Chile	Flow interest rate on bonds	UF	62,695,477	CLP	55,848,021	6,847,456	06-01-2023
Scotiabank Chile	Flow interest rate and exchange rate on bonds	UF	14,695,305	USD	18,024,146	(3,328,841)	06-01-2025
Scotiabank Chile	Flow interest rate and exchange rate on bonds	UF	9,095,477	EUR	10,249,175	(1,153,698)	06-02-2025

The Consolidated Statement of Other Comprehensive Income includes un der
the caption cash flow hedge, for the year ended December 31, 2022 a credit before income taxes of ThCh$ 12,415,374 (ThCh$ 2,168,254 as of December 31, 2021 and

ThCh$ 4,068,855 as of December 31, 2020), related to the fair value of Cross Currency Interest Swap and Cross Interest Rate Swap derivatives instruments.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

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

Level 3	Fair values obtained through internally developed models or methodologies that use information which may not be observed or which is illiquid.
The fair value of financial instruments recorded at fair value in the Consolidated Financial Statements, is detailed as follows:

As of December 31, 2022	Recorded fair value	Fair value hierarchy
		level 1	level 2	level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instruments	421,051	-	421,051	-
Marketable securities and investments in other companies	11,956,585	11,956,585	-	-
Derivatives designated as hedges	70,334,601	-	70,334,601	-
Total other financial assets	82,712,237	11,956,585	70,755,652	-
Derivative financial instruments	3,753,264	-	3,753,264	-
Derivatives designated as hedges	13,789,496	-	13,789,496	-
Total financial derivative liabilities	17,542,760	-	17,542,760	-

As of December 31, 2021	Recorded fair value	Fair value hierarchy
		level 1	level 2	level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Derivative financial instruments	9,838,420	-	9,838,420	-
Marketable securities and investments in other companies	14,013,076	14,013,076	-	-
Derivatives designated as hedges	31,252,095	-	31,252,095	-
Total other financial assets	55,103,591	14,013,076	41,090,515	-
Derivative financial instruments	411,954	-	411,954	-
Derivatives designated as hedges	8,813,456	-	8,813,456	-
Total financial derivative liabilities	9,225,410	-	9,225,410	-

During the year ended as of December 31, 2022, the Company has not made any significant instrument transfers between levels 1 and 2.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022
Note 8
Cash and cash equivalent
s

Cash and cash equivalent balances are detailed as follows:

	As of December 31, 2022	As of December 31, 2021	As of December 31, 2020
	ThCh$	ThCh$	ThCh$
Cash on hand	239,542	182,491	320,274
Bank balances	179,097,293	68,131,885	80,767,977
Cash	179,336,835	68,314,376	81,088,251
Time deposits	389,303,495	54,890,333	106,109,299
Securities purchased under resale agreements	12,115,866	109,332,901	179,357,487
Investments in mutual funds	16,325,479	33,030,515	19,194,583
Short term investments classified as cash equivalents	28,441,345	142,363,416	198,552,070
Cash equivalents	417,744,840	197,253,749	304,661,369
Overnight deposits	-	-	10,639,396
Total	597,081,675	265,568,125	396,389,016

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022
The composition of cash and cash equivalents by currency as of December 31, 2022, is detailed as follows:

	Chilean Peso	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan Guarani	Bolivian	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash on hand	77,160	2,553	-	9,494	-	-	150,335	-	239,542
Bank balances	34,284,961	135,390,795	555,639	2,982,055	1,170,848	2,681,005	532,059	1,499,931	179,097,293
Cash	34,362,121	135,393,348	555,639	2,991,549	1,170,848	2,681,005	682,394	1,499,931	179,336,835
Time deposits	1,702,165	387,601,330	-	-	-	-	-	-	389,303,495
Securities purchased under resale agreements	12,115,866	-	-	-	-	-	-	-	12,115,866
Investments in mutual funds	-	-	-	16,325,479	-	-	-	-	16,325,479
Short term investments classified as cash equivalents	12,115,866	-	-	16,325,479	-	-	-	-	28,441,345
Cash equivalents	13,818,031	387,601,330	-	16,325,479	-	-	-	-	417,744,840
Total	48,180,152	522,994,678	555,639	19,317,028	1,170,848	2,681,005	682,394	1,499,931	597,081,675
The composition of cash and cash equivalents by currency as of December 31, 2021, is detailed as follows:

	Chilean Peso	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan Guarani	Bolivian	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash on hand	62,430	3,524	-	10,256	-	-	106,281	-	182,491
Bank balances	48,562,230	8,248,242	2,495,431	3,266,761	1,498,157	1,264,251	318,107	2,478,706	68,131,885
Cash	48,624,660	8,251,766	2,495,431	3,277,017	1,498,157	1,264,251	424,388	2,478,706	68,314,376
Time deposits	16,257,047	24,073,959	-	14,559,327	-	-	-	-	54,890,333
Securities purchased under resale agreements	109,332,901	-	-	-	-	-	-	-	109,332,901
Investments in mutual funds	-	-	-	33,030,515	-	-	-	-	33,030,515
Short term investments classified as cash equivalents	109,332,901	-	-	33,030,515	-	-	-	-	142,363,416
Cash equivalents	125,589,948	24,073,959	-	47,589,842	-	-	-	-	197,253,749
Total	174,214,608	32,325,725	2,495,431	50,866,859	1,498,157	1,264,251	424,388	2,478,706	265,568,125

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022
The composition of cash and cash equivalents by currency as of December 31, 2020, is detailed as follows:

	Chilean Peso	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan Guarani	Bolivian	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash on hand	83,672	3,702	-	13,683	-	26,056	193,161	-	320,274
Bank balances	63,009,146	7,026,213	862,011	2,474,235	1,213,256	2,508,234	3,227,494	447,388	80,767,977
Cash	63,092,818	7,029,915	862,011	2,487,918	1,213,256	2,534,290	3,420,655	447,388	81,088,251
Time deposits	92,915,729	4,621,188	-	8,572,382	-	-	-	-	106,109,299
Securities purchased under resale agreements	179,353,248	4,239	-	-	-	-	-	-	179,357,487
Investments in mutual funds	-	-	-	19,194,583	-	-	-	-	19,194,583
Short term investments classified as cash equivalents	179,353,248	4,239	-	19,194,583	-	-	-	-	198,552,070
Cash equivalents	272,268,977	4,625,427	-	27,766,965	-	-	-	-	304,661,369
Overnight deposits	-	10,639,396	-	-	-	-	-	-	10,639,396
Total other cash and cash equivalents	-	10,639,396	-	-	-	-	-	-	10,639,396
Total	335,361,795	22,294,738	862,011	30,254,883	1,213,256	2,534,290	3,420,655	447,388	396,389,016

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022
The composition of time deposits is detailed as follows:

As of December 31, 2022:

Financial entity	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
				ThCh$
Citibank - New York	12-19-2022	01-19-2023	USD	214,295,932	0.39
Scotia Corredora de Bolsa Chile S.A.	12-27-2022	01-03-2023	CLP	1,702,165	0.96
Sumitomo Mitsui Banking Corporation - New York	11-03-2022	01-03-2023	USD	43,316,249	0.35
Sumitomo Mitsui Banking Corporation - New York	12-27-2022	01-26-2023	USD	129,989,149	0.37
Total				389,303,495
As of December 31, 2021:

Financial entity	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
				ThCh$
Banco BBVA - Argentina	12-23-2021	01-21-2022	ARS	4,142,029	0.03
Banco de Chile	12-29-2021	01-05-2022	USD	5,490,491	0.02
Banco de Chile	12-23-2021	01-04-2022	CLP	3,502,613	0.03
Banco de Chile	12-29-2021	01-13-2022	CLP	4,750,887	0.03
Banco Macro - Argentina	12-13-2021	01-12-2022	ARS	1,255,315	0.03
Banco Patagonia - Argentina	12-16-2021	01-17-2022	ARS	3,338,315	0.03
Banco Patagonia - Argentina	12-28-2021	01-27-2022	ARS	2,476,161	0.03
Banco Santander - Chile	12-27-2021	01-04-2022	CLP	8,003,547	0.03
Banco Santander - Chile	12-27-2021	01-27-2022	USD	6,757,670	0.02
Banco Santander - Chile	12-29-2021	01-27-2022	USD	11,825,798	0.02
Banco Santander Río - Argentina	12-13-2021	01-12-2022	ARS	3,347,507	0.03
Total				54,890,333

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022
As of December 31, 2020:

Financial entity	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
				ThCh$
Banco Bice - Chile	11-30-2020	01-18-2021	CLP	599,924	0.02
Banco Bice - Chile	12-01-2020	02-16-2021	CLP	500,562	0.02
Banco Bice - Chile	12-21-2020	01-05-2021	CLP	171,656	0.02
Banco Consorcio - Chile	11-30-2020	01-11-2021	CLP	1,199,904	0.02
Banco de Chile	11-30-2020	02-22-2021	CLP	1,036,848	0.02
Banco de Chile	11-30-2020	01-20-2021	CLP	599,916	0.02
Banco de Chile	12-29-2020	01-05-2021	USD	3,554,760	0.05
Banco de Chile	12-29-2020	01-05-2021	USD	1,066,428	0.05
Banco de Chile	12-29-2020	01-05-2021	CLP	2,750,018	0.01
Banco de Crédito e Inversiones - Chile	12-03-2020	01-07-2021	CLP	4,001,080	0.03
Banco de Crédito e Inversiones - Chile	12-03-2020	01-12-2021	CLP	2,970,653	0.03
Banco de Crédito e Inversiones - Chile	12-04-2020	02-02-2021	CLP	3,035,095	0.03
Banco de Crédito e Inversiones - Chile	12-11-2020	02-09-2021	CLP	4,005,434	0.03
Banco de Crédito e Inversiones - Chile	12-11-2020	02-19-2021	CLP	4,000,760	0.03
Banco del Estado de Chile	12-01-2020	01-07-2021	CLP	349,981	0.02
Banco del Estado de Chile	12-01-2020	01-07-2021	CLP	1,599,915	0.02
Banco del Estado de Chile	12-01-2020	01-07-2021	CLP	150,770	0.02
Banco del Estado de Chile	12-02-2020	03-02-2021	CLP	3,203,525	0.02
Banco del Estado de Chile	12-14-2020	03-12-2021	CLP	2,998,561	0.02
Banco del Estado de Chile	12-28-2020	01-07-2021	CLP	599,968	0.02
Banco del Estado de Chile	12-28-2020	01-04-2021	CLP	5,160,074	0.01
Banco Galicia - Argentina	12-22-2020	01-21-2021	ARS	4,264,230	0.03
Banco Itaú - Chile	12-18-2020	03-18-2021	CLP	5,003,388	0.04
Banco Itaú - Chile	12-22-2020	02-19-2021	CLP	4,002,133	0.04
Banco Patagonia - Argentina	12-11-2020	01-11-2021	ARS	4,308,152	0.03
Banco Santander - Chile	10-23-2020	01-21-2021	CLP	3,002,365	0.02
Banco Santander - Chile	11-26-2020	01-11-2021	CLP	5,001,133	0.02
Banco Santander - Chile	11-26-2020	01-25-2021	CLP	5,001,133	0.02
Banco Santander - Chile	12-04-2020	02-02-2021	CLP	5,000,867	0.02
Banco Security - Chile	11-26-2020	01-22-2021	CLP	5,001,133	0.02
Banco Security - Chile	12-29-2020	03-29-2021	CLP	3,953,938	0.03
Scotiabank Chile	11-26-2020	02-23-2021	CLP	4,928,234	0.02
Scotiabank Chile	11-26-2020	02-24-2021	CLP	5,074,166	0.02
Scotiabank Chile	12-16-2020	02-15-2021	CLP	7,972,555	0.02
Scotiabank Chile	12-24-2020	03-24-2021	CLP	40,040	0.03
Total				106,109,299

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022
The composition of securities purchased under resale agreements is detailed as follows:

As of December 31, 2022:

Financial entity	Underlying Asset (Time Deposit) (*)	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
					ThCh$
Banchile Corredores de Bolsa S.A.	Banco Itaú Corpbanca - Chile	12-30-2022	01-03-2023	CLP	1,000,300	0.90
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Bice - Chile	12-22-2022	01-12-2023	CLP	802,280	0.95
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Central de Chile	12-29-2022	01-03-2023	CLP	699,139	0.95
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Central de Chile	12-29-2022	01-05-2023	CLP	349,569	0.95
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Central de Chile	12-27-2022	01-03-2023	CLP	1,859,195	0.95
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Consorcio - Chile	12-27-2022	01-03-2023	CLP	143,338	0.95
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-22-2022	01-12-2023	CLP	501,425	0.95
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	12-22-2022	01-12-2023	CLP	1,486,457	0.95
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	12-22-2022	01-12-2023	CLP	519,243	0.95
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	12-29-2022	01-03-2023	CLP	1,304	0.95
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	12-29-2022	01-05-2023	CLP	652	0.95
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	12-27-2022	01-03-2023	CLP	426,919	0.95
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	12-27-2022	01-03-2023	CLP	5,447	0.95
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	12-27-2022	01-03-2023	CLP	168,394	0.95
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	12-30-2022	01-03-2023	CLP	797,417	0.96
Scotia Corredora de Bolsa Chile S.A.	Banco Estado de Chile	12-30-2022	01-03-2023	CLP	503,000	0.96
Scotia Corredora de Bolsa Chile S.A.	Banco Estado de Chile	12-30-2022	01-05-2023	CLP	2,500,800	0.96
Scotia Corredora de Bolsa Chile S.A.	Banco Itaú Corpbanca - Chile	12-22-2022	01-12-2023	CLP	350,987	0.94
Total					12,115,866
(*) All financial instruments acquired under resale agreements, correspond to time deposits and are subject to a fixed interest rate.

As of December 31, 2021:

Financial entity	Underlying Asset (Time Deposit) (*)	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
					ThCh$
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Bice - Chile	12-27-2021	01-04-2022	CLP	500,213	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Central de Chile	12-28-2021	01-06-2022	CLP	7,397,112	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Central de Chile	12-27-2021	01-04-2022	CLP	6,992,381	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Consorcio - Chile	12-28-2021	01-06-2022	CLP	133,547	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Consorcio - Chile	12-28-2021	01-06-2022	CLP	2,500,800	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	12-30-2021	01-06-2022	CLP	298,203	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-28-2021	01-06-2022	CLP	3,086,710	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	12-30-2021	01-06-2022	CLP	3,207,336	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	12-24-2021	01-04-2022	CLP	3,502,532	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-27-2021	01-04-2022	CLP	900,384	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	12-30-2021	01-06-2022	CLP	2,995,176	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	12-30-2021	01-11-2022	CLP	500,055	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	12-27-2021	01-04-2022	CLP	500,213	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	12-28-2021	01-06-2022	CLP	1,500,480	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	12-28-2021	01-06-2022	CLP	2,000,640	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco del Estado de Chile	12-28-2021	01-06-2022	CLP	66,161	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	12-27-2021	01-04-2022	CLP	1,200,512	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	12-30-2021	01-06-2022	CLP	2,500,275	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-28-2021	01-06-2022	CLP	319,990	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	12-30-2021	01-04-2022	CLP	1,000,110	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	12-30-2021	01-06-2022	CLP	2,500,275	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	12-28-2021	01-06-2022	CLP	1,500,480	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	12-28-2021	01-06-2022	CLP	1,500,480	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	12-30-2021	01-04-2022	CLP	1,000,110	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	12-30-2021	01-11-2022	CLP	1,000,110	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-27-2021	01-04-2022	CLP	3,011,885	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-30-2021	01-06-2022	CLP	7,000,770	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-27-2021	01-04-2022	CLP	300,128	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-28-2021	01-06-2022	CLP	10,003,200	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-27-2021	01-04-2022	CLP	400,171	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	12-24-2021	01-04-2022	CLP	1,272,246	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco Security - Chile	12-30-2021	01-06-2022	CLP	2,977,040	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	12-24-2021	01-04-2022	CLP	446,271	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco Itaú Corpbanca - Chile	12-28-2021	01-06-2022	CLP	4,723,523	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	12-24-2021	01-04-2022	CLP	1,284,900	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco Bice - Chile	12-30-2021	01-06-2022	CLP	1,980,643	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	12-30-2021	01-06-2022	CLP	2,387,785	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco Consorcio - Chile	12-29-2021	01-06-2022	CLP	1,500,320	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	12-28-2021	01-06-2022	CLP	2,778,877	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco Consorcio - Chile	12-30-2021	01-06-2022	CLP	4,667,502	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco Central de Chile	12-24-2021	01-04-2022	CLP	999,477	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco Security - Chile	12-23-2021	01-04-2022	CLP	2,502,133	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco Security - Chile	12-24-2021	01-04-2022	CLP	2,501,808	0.30
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	12-30-2021	01-06-2022	CLP	4,996,985	0.30
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	12-30-2021	01-06-2022	CLP	2,992,312	0.30
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	12-28-2021	01-06-2022	CLP	2,000,640	0.30
Total					109,332,901
(*) All financial instruments acquired under resale agreements, correspond to time deposits and are subject to a fixed interest rate.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022
As of December 31, 2020:

Financial entity	Underlying Asset (Time Deposit) (*)	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
					ThCh$
BanChile Corredores de Bolsa S.A. - Chile	Banco Central de Chile	12-30-2020	01-04-2021	CLP	12,198,902	0.01
BanChile Corredores de Bolsa S.A. - Chile	Banco Central de Chile	12-30-2020	01-04-2021	CLP	799,928	0.01
BanChile Corredores de Bolsa S.A. - Chile	Banco Central de Chile	12-30-2020	01-04-2021	CLP	3,499,685	0.01
BanChile Corredores de Bolsa S.A. - Chile	Banco Central de Chile	12-30-2020	01-04-2021	CLP	1,799,838	0.01
BanChile Corredores de Bolsa S.A. - Chile	Banco Central de Chile	12-30-2020	01-04-2021	CLP	849,924	0.01
BanChile Corredores de Bolsa S.A. - Chile	Banco Central de Chile	12-30-2020	01-04-2021	CLP	5,000,000	0.01
BanChile Corredores de Bolsa S.A. - Chile	Banco de Chile	12-30-2020	01-04-2021	CLP	301,140	0.01
BanChile Corredores de Bolsa S.A. - Chile	Banco de Chile	12-30-2020	01-04-2021	CLP	75	0.01
BanChile Corredores de Bolsa S.A. - Chile	Banco de Chile	12-30-2020	01-04-2021	CLP	327	0.01
BanChile Corredores de Bolsa S.A. - Chile	Banco de Chile	12-30-2020	01-04-2021	CLP	168	0.01
BanChile Corredores de Bolsa S.A. - Chile	Banco de Chile	12-30-2020	01-04-2021	CLP	79	0.01
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Central de Chile	12-24-2020	01-05-2021	CLP	598,213	0.02
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Central de Chile	12-30-2020	01-05-2021	CLP	1,497,373	0.03
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Central de Chile	12-30-2020	01-21-2021	CLP	1,546,802	0.03
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Central de Chile	12-24-2020	01-05-2021	CLP	897,320	0.02
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Central de Chile	12-24-2020	01-05-2021	CLP	997,022	0.02
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Central de Chile	12-28-2020	01-05-2021	CLP	25,177,686	0.03
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Central de Chile	12-30-2020	01-05-2021	CLP	2,553,682	0.03
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Central de Chile	12-24-2020	01-05-2021	CLP	897,320	0.02
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Central de Chile	12-30-2020	01-07-2021	CLP	1,989,442	0.03
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Central de Chile	12-24-2020	01-05-2021	CLP	498,511	0.02
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Central de Chile	12-30-2020	01-07-2021	CLP	598,291	0.03
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	12-30-2020	01-05-2021	CLP	2,642	0.03
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	12-30-2020	01-05-2021	CLP	246,346	0.03
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	12-30-2020	01-07-2021	CLP	10,578	0.03
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	12-30-2020	01-14-2021	CLP	667,953	0.03
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	12-30-2020	01-07-2021	CLP	1,715	0.03
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-30-2020	01-21-2021	CLP	453,218	0.03
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-28-2020	01-14-2021	CLP	1,500,045	0.03
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-28-2020	01-05-2021	CLP	4,823,214	0.03
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-30-2020	01-14-2021	CLP	2,000,020	0.03
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	12-30-2020	01-14-2021	CLP	7,832,132	0.03
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	12-30-2020	01-21-2021	CLP	1,200,012	0.03
BancoEstado S.A. Corredores de Bolsa - Chile	Banco del Estado de Chile	12-24-2020	01-05-2021	CLP	1,815	0.02
BancoEstado S.A. Corredores de Bolsa - Chile	Banco del Estado de Chile	12-17-2020	01-05-2021	CLP	900,084	0.02
BancoEstado S.A. Corredores de Bolsa - Chile	Banco del Estado de Chile	12-24-2020	01-05-2021	CLP	2,722	0.02
BancoEstado S.A. Corredores de Bolsa - Chile	Banco del Estado de Chile	12-24-2020	01-05-2021	CLP	3,025	0.02
BancoEstado S.A. Corredores de Bolsa - Chile	Banco del Estado de Chile	12-24-2020	01-05-2021	CLP	2,722	0.02
BancoEstado S.A. Corredores de Bolsa - Chile	Banco del Estado de Chile	12-24-2020	01-05-2021	CLP	1,512	0.02
BancoEstado S.A. Corredores de Bolsa - Chile	Banco del Estado de Chile	12-30-2020	01-14-2021	CLP	8,400,084	0.03
BancoEstado S.A. Corredores de Bolsa - Chile	Banco del Estado de Chile	12-17-2020	01-05-2021	CLP	5,000,000	0.02
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-30-2020	01-14-2021	CLP	1,000,010	0.03
BASA - Paraguay	BASA - Paraguay	10-19-2020	01-18-2021	USD	4,239	0.02
Scotia Corredora de Bolsa Chile S.A.	Banco Consorcio - Chile	12-29-2020	01-14-2021	CLP	11,525,797	0.03
Scotia Corredora de Bolsa Chile S.A.	Banco de Chile	12-29-2020	01-07-2021	CLP	4,793,536	0.03
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	12-29-2020	01-07-2021	CLP	20,639,190	0.03
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	12-29-2020	01-14-2021	CLP	5,031,227	0.03
Scotia Corredora de Bolsa Chile S.A.	Banco Itaú Corpbanca - Chile	12-29-2020	01-07-2021	CLP	37,761	0.03
Scotia Corredora de Bolsa Chile S.A.	Banco Itaú Corpbanca - Chile	12-29-2020	01-14-2021	CLP	12,085,681	0.03
Scotia Corredora de Bolsa Chile S.A.	Banco Santander - Chile	12-29-2020	01-07-2021	CLP	3,530,093	0.03
Scotia Corredora de Bolsa Chile S.A.	Banco Security - Chile	12-29-2020	01-14-2021	CLP	1,995,032	0.03
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	12-29-2020	01-14-2021	CLP	9,363,062	0.03
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	12-29-2020	01-07-2021	CLP	14,000,280	0.03
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	12-29-2020	01-14-2021	CLP	600,012	0.03
Total					179,357,487
(*) All financial instruments acquired under resale agreements, correspond to time deposits and are subject to a fixed interest rate.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022
Payments for business acquisitions are detailed as follows:

	For the years ended as of December 31,
	2022	2021	2020
	ThCh$	ThCh$	ThCh$
Total disbursement per business acquisition
Other payments to acquire interests in joint Ventures and associates (1)	(36,465,915)	(5,791,718)	(19,287,372)
Proceeds from changes in ownership interests in subsidiaries that do not result in loss of control (2)	(438,105)	(12,207,458)	(86,912)
Cash flows used to obtain control of subsidiaries or other businesses (3)	-	-	(1,028,076)

(1)	See Note 16 – Investments accounted for using equity method numbers (2) and (3) for 2022 and numeral (2) for 2021 and 2020.
(2)	See Note 1 – General Information, letter C, number (4) for 2022, numers (3) and (4) for 2021 and number (18) for 2020.
(3)	See Note 15 – Business combinations letter a).

Note 9
Other non-financial assets

The Company maintained the following other non-financial assets:

	As of December 31, 2022		As of December 31, 2021
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Insurances paid	5,969,572	-	3,731,652	-
Advertising	9,638,905	12,189,131	12,043,766	7,884,438
Advances to suppliers	2,646,597	-	11,126,150	-
Prepaid expenses	1,633,812	312,916	1,372,181	228,728
Total advances	19,888,886	12,502,047	28,273,749	8,113,166
Guarantees paid	11,223	107,492	11,153	149,284
Consumables	985,485	-	683,951	-
Dividends receivable	1,152,147	-	361,565	-
Other	-	3,905	-	3,905
Total other assets	2,148,855	111,397	1,056,669	153,189
Total	22,037,741	12,613,444	29,330,418	8,266,355

Nature of each non-financial asset:

a)	Insurances paid: Annual payments for insurances policies are included, which are capitalized and then amortized according the term of the contract.

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
F-63

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

Note 10
Trade and other receivables

The trade and other receivables are detailed as follows:

	As of December 31, 2022		As of December 31, 2021
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Chile operating segment	219,233,148	-	187,798,087	-
International business operating segment	95,454,996	-	73,047,039	-
Wines operating segment	64,529,473	-	59,645,896	-
Total commercial debtors	379,217,617	-	320,491,022	-
Impairment loss estimate	(5,689,741)	-	(5,820,206)	-
Total commercial debtors - net	373,527,876	-	314,670,816	-
Others accounts receivables (1)	71,735,660	3,941,760	58,324,913	3,801,244
Total other accounts receivable	71,735,660	3,941,760	58,324,913	3,801,244
Total	445,263,536	3,941,760	372,995,729	3,801,244
(1)	In Other non-current account receivables mainly tax receivables from Argentinian subsidiaries are presented.

The Company’s accounts receivable are denominated in the following currencies:

	As of December 31, 2022	As of December 31, 2021
	ThCh$	ThCh$
Chilean Peso	282,513,670	237,454,591
Argentine Peso	84,117,884	68,951,336
US Dollar	48,620,961	38,729,972
Euro	9,337,050	10,590,738
Unidad de Fomento	2,159,295	4,026,471
Uruguayan Pesos	6,786,253	5,243,169
Paraguayan Guarani	11,971,053	8,056,575
Bolivian	1,800,775	1,527,637
Others currencies	1,898,355	2,216,484
Total	449,205,296	376,796,973

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

The detail of the accounts receivable maturities as of December 31, 2022, is detailed as follows:

	Total	Current balance	Overdue balances
			0 a 3 months	3 a 6 months	6 a 12 months	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile operating segment	219,233,148	213,862,500	2,805,528	870,442	1,162,551	532,127
International business operating segment	95,454,996	88,876,236	5,677,849	317,765	98,762	484,384
Wines operating segment	64,529,473	57,781,459	6,379,416	225,394	94,989	48,215
Total commercial debtors	379,217,617	360,520,195	14,862,793	1,413,601	1,356,302	1,064,726
Impairment loss estimate	(5,689,741)	(2,842,752)	(711,757)	(501,800)	(737,507)	(895,925)
Total commercial debtors - net	373,527,876	357,677,443	14,151,036	911,801	618,795	168,801
Others accounts receivables	71,735,660	71,433,620	81,332	206,788	-	13,920
Total other accounts receivable	71,735,660	71,433,620	81,332	206,788	-	13,920
Total current	445,263,536	429,111,063	14,232,368	1,118,589	618,795	182,721
Others accounts receivables	3,941,760	3,941,760	-	-	-	-
Total non-current	3,941,760	3,941,760	-	-	-	-

The detail of the accounts receivable maturities as of December 31, 2021 is detailed as follows:

	Total	Current balance	Overdue balances
			0 a 3 months	3 a 6 months	6 a 12 months	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile operating segment	187,798,087	182,192,821	3,474,949	291,779	379,429	1,459,109
International business operating segment	73,047,039	67,503,572	4,478,531	123,302	123,089	818,545
Wines operating segment	59,645,896	54,914,881	4,397,507	277,201	2,039	54,268
Total commercial debtors	320,491,022	304,611,274	12,350,987	692,282	504,557	2,331,922
Impairment loss estimate	(5,820,206)	(3,146,576)	(401,432)	(372,848)	(353,056)	(1,546,294)
Total commercial debtors - net	314,670,816	301,464,698	11,949,555	319,434	151,501	785,628
Others accounts receivables	58,324,913	58,033,614	114,849	176,450	-	-
Total other accounts receivable	58,324,913	58,033,614	114,849	176,450	-	-
Total current	372,995,729	359,498,312	12,064,404	495,884	151,501	785,628
Others accounts receivables	3,801,244	3,801,244	-	-	-	-
Total non-current	3,801,244	3,801,244	-	-	-	-

The Company markets its products through wholesale customers, retail and supermarket chains. As of December 31, 2022, the accounts receivable from the three most important supermarket chains in Chile and Argentina represent
26
% (30% as of December 31, 2021) of the total accounts receivable.

As indicated in the Risk management note (See
Note 5 – Risk administration
), for Credit Risk purposes, the Company acquires credit insurance policies to cover approximately 90% of the significant accounts receivable balances domestic and export, respectively, of the total of the account receivables.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

The general criteria for the determination of the provision for impairment has been established in the framework of IFRS 9, which requires analyzing the b eh
avior of the client portfolio in the long term in order to generate an expected credit loss index by tranches based on the age of the portfolio. This analysis delivered the following results for the Company:
	As of December 31, 2022			As of December 31, 2021
	Credit loss rate	Total carrying amount	Impairment provision	Credit loss rate	Total carrying amount	Impairment provision
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Up to date	0.14%	431,953,815	(2,842,752)	0.13%	362,644,888	(3,146,576)
0 a 3 months	8.42%	14,944,125	(711,757)	8.97%	12,465,836	(401,432)
3 a 6 months	46.50%	1,620,389	(501,800)	50.30%	868,732	(372,848)
6 a 12 months	100.00%	1,356,302	(737,507)	100.00%	504,557	(353,056)
More than 12 months	100.00%	1,078,646	(895,925)	100.00%	2,331,922	(1,546,294)
Total		450,953,277	(5,689,741)		378,815,935	(5,820,206)

The percentage of impairment determined for the portfolio in each court may differ from the direct application of the previously presented parameters because th ese
percentages are applied to the uncovered portfolio of credit insurance that the Company takes. Past due balances over 6 months and for which no estimates have been made for impairment losses, correspond mainly to items protected by credit insurance. Additionally, there are expired amounts in this stretch, which according to the policy, partial losses due to impairment are estimated based on an individual case-by-case analysis.

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

The movement of the impairment losses provision for accounts receivable is as follows:
	As of December 31, 2022	As of December 31, 2021
	ThCh$	ThCh$
Balance at the beginning of year	(5,820,206)	(6,323,298)
Estimate of expected credit losses up 12 months	(1,091,053)	(1,846,559)
Estimate of expected credit losses longer than 12 months	(31,800)	(33,501)
Impairment provision of accounts receivable	(1,122,853)	(1,880,060)
Uncollectible accounts	478,548	1,995,725
Add back of unused provisions	204,012	476,246
Effect of translation into presentation currency	570,758	(88,819)
Total	(5,689,741)	(5,820,206)

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

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

(3)
An agreement of the subsidiary Compañía Pisquera de Chile S.A. with Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda. due to differences resulting from the capital contributions made by the latter. It establishes a
3
% annual interest over capital, with annual payments to be made in eight instalments of UF 1,124 each. Beginning February 28, 2007 and UF 9,995 bullet payment at the last contribution date. In accordance with the contract,
Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.
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

(5)
Corresponds to a mutual agreement agreed in development units between the subsidiary Cervecera Guayacán SpA and Inversiones Río ElquiSpA. for a total of UF 849.32. Its stipulates accrual of interest at
3.72
% per year (base on 360 days) from the date on which each disbursement is made and until its payment. On May 30, 2022, the payment of this mutual was made.

The transaction table includes the main transactions made with related parties.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

The detail of the accounts receivable and payable from related parties are detailed as follows:

Accounts receivable from related parties

Current:

Tax ID	Company	Country of origin	Ref,	Relationship	Transaction	Currency	As of December 31, 2022	As of December 31, 2021
							ThCh$	ThCh$
6,770,473-8	Armin Kunstmann Telge	Chile	(1)	Chairman of subsidiary	Sales of products	CLP	98	58
6,972,382-9	Pablo José Granifo Lavín	Chile	(1)	Director	Sales of products	CLP	-	401
6,062,786-K	Andrónico Luksic Craig	Chile	(1)	Chairman of CCU	Sales of products	CLP	438	724
6,525,286-4	Francisco Pérez Mackenna	Chile	(1)	Director	Sales of products	CLP	160	302
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	(4)	Shareholder of subsidiary	Sale of shares	CLP	4,197	2,235
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	(1)	Shareholder of subsidiary	Sales of products	CLP	988	4,040
76,002,201-2	SAAM Puertos S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	49	-
76,115,132-0	Canal 13 SpA.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	134	-
76,178,803-5	Viña Tabalí S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	1,935	302
76,275,453-3	Tech Pack S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	50	-
76,363,269-5	Inversiones Alabama Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	718	469
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	1,153	1,004
76,455,830-8	DiWatts S.A.	Chile	(1)	Related joint venture shareholder	Sales of products	CLP	848	548
76,486,051-9	Inversiones Río Elqui SpA.	Chile	(1)	Related to non-controlling subsidiary	Sales of products	CLP	14,203	26,481
77,003,342-K	Origen Patagónico SpA.	Chile	(1)	Related to non-controlling subsidiary	Sales of products	CLP	10,663	9,213
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Related to non-controlling subsidiary	Services provided	CLP	25,098	-
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Related to non-controlling subsidiary	Sales of products	CLP	857,808	476,424
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	500	183
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidiary of joint venture	Sales of products	CLP	2,789,247	2,282,642
78,053,790-6	Servipag Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	2,227	585
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	(1)	Shareholder of joint operation	Services provided	CLP	4,326	20,427
78,306,560-6	Inmobiliaria e Inversiones Río Claro S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	184	-
81,095,400-0	Sonacol S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	1,099	282
81,148,200-5	Ferrocarril de Antofagasta a Bolivia S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	4,250	5,053
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Advance purchase	CLP	796,841	952,000
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(3)	Shareholder of subsidiary	Loan	UF	74,663	36,710
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Sales of products	CLP	3,015	4,534
84,356,800-9	Watts S.A.	Chile	(1)	Related joint venture shareholder	Sales of products	CLP	14,783	11,891
90,160,000-7	Compañía Sud Americana de Vapores S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	1,325	306
90,703,000-8	Nestlé Chile S.A.	Chile	(1)	Shareholder of subsidiary	Services provided	CLP	113,782	-
90,703,000-8	Nestlé Chile S.A.	Chile	(1)	Shareholder of subsidiary	Sales of products	CLP	37,836	22,086
91,705,000-7	Quiñenco S.A.	Chile	(1)	Controller's shareholder	Sales of products	CLP	4,085	3,207
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	2,579	6,585
93,920,000-2	Antofagasta Minerals S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	1,964
94,625,000-7	Inversiones ENEX S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	275,402	279,796
96,536,010-7	Inversiones Consolidadas Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	683	421
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	3,068	1,069
96,591,040-9	Empresas Carozzi S.A.	Chile	(1)	Shareholder of joint operation	Sales of products	CLP	41,492	23,215
96,610,780-4	Portuaria Corral S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	232	496
96,645,790-2	Socofin S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	174	1,548
96,657,210-8	Transportes Fluviales Corral S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	301	937
96,810,030-0	RDF Media SpA.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	957	303
96,847,140-6	Inmobiliaria Norte Verde S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	386
96,892,490-7	Administracion y Servicios Generales LQ S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	158
96,908,930-0	San Vicente Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	3,716	2,733
96,908,970-K	San Antonio Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	2,410	2,291
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Services provided	CLP	692,100	851,941
97,004,000-5	Banco de Chile	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	73,164	44,014
99,506,030-2	Muellaje del Maipo S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	5,601	2,600
99,511,240-K	Antofagasta Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	4,623	2,193
0-E	Central Cervecera de Colombia S.A.S.	Colombia	(2)	Joint venture	Sales of products	USD	15,333	-
0-E	Fundación Ramón T. Cartes	Paraguay	(2)	Subsidiary related	Donations	PYG	718	-
0-E	Gráfica Editorial Inter-Sudamericana S.A.	Paraguay	(2)	Related to the subsidiary's shareholder	Sales of products	PYG	345	281
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Services provided	Euros	239,791	222,226
0-E	Prana S.A.	Paraguay	(2)	Subsidiary related	Services provided	PYG	4,905	-
0-E	Nestlé Waters Marketing & Distribution S.A.S.	France	(2)	Related to the subsidiary's shareholder	Services provided	Euros	69,802	-
Total							6,204,099	5,307,264

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

Non Current:

Tax ID	Company	Country of origin	Ref,	Relationship	Transaction	Currency	As of December 31, 2022	As of December 31, 2021
							ThCh$	ThCh$
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	(4)	Shareholder of subsidiary	Sale of shares	CLP	42,506	42,506
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(3)	Shareholder of subsidiary	Loan	UF	-	61,691
Total							42,506	104,197

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022
Accounts payable to related parties
Current:

Tax ID	Company	Country of origin	Ref,	Relationship	Transaction	Currency	As of December 31, 2022	As of December 31, 2021
							ThCh$	ThCh$
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	(1)	Shareholder of subsidiary	Services received	CLP	17,283	8,836
71,238,300-3	Fundación Teletón	Chile	(1)	Related to the Company's general manager	Services received	CLP	208,238	-
76,115,132-0	Canal 13 SpA.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	279,560	254,330
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	7,138	20,858
76,455,830-8	DiWatts S.A.	Chile	(1)	Related joint venture shareholder	Purchase of products	CLP	302,729	202,828
76,486,051-9	Inversiones Río Elqui SpA.	Chile	(5)	Related to non-controlling subsidiary	Loan	CLP	-	25,694
76,729,932-K	Saam Logistics S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	157,287	168,431
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Related to non-controlling subsidiary	Services received	CLP	996	5,157
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidiary of joint venture	Services received	CLP	311,959	103,521
78,053,790-6	Servipag Ltda.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	1,173	1,553
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	(1)	Shareholder of joint operation	Purchase of products	CLP	1,147,715	1,693,360
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Services received	CLP	2,090	1,015
84,356,800-9	Watts S.A.	Chile	(2)	Related joint venture shareholder	Royalty	USD	15,995	15,786
90,703,000-8	Nestlé Chile S.A.	Chile	(1)	Shareholder of subsidiary	Purchase of products	CLP	11,464	13,428
91,705,000-7	Quiñenco S.A.	Chile	(1)	Controller's shareholder	Services received	CLP	10,473	478
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	(1)	Related to the controller's shareholder	Purchase of products	CLP	95,039	19,531
94,058,000-5	Servicios Aeroportuarios Aerosan S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	548	5,067
94,625,000-7	Inversiones ENEX S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	12,258	-
96,591,040-9	Empresas Carozzi S.A.	Chile	(1)	Shareholder of joint operation	Purchase of products	CLP	429,337	215,112
96,657,690-1	Inversiones Punta Brava S.A.	Chile	(1)	Related to the controller	Services received	CLP	30,487	-
96,798,520-1	SAAM Extraportuarios S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	16,350	7,604
96,810,030-0	RDF Media SpA.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	2,977	32,576
96,908,930-0	San Vicente Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	-	179
96,908,970-K	San Antonio Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	5,479	17,548
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Purchase of products	CLP	3,277,811	2,234,632
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Royalty	CLP	2,058,046	965,010
97,004,000-5	Banco de Chile	Chile	(1)	Related to the controller's shareholder	Services received	CLP	193,814	52,495
0-E	Central Cervecera de Colombia S.A.S.	Colombia	(2)	Joint venture	Services received	USD	1,286	26,483
0-E	Ecor Ltda.	Bolivia	(2)	Related to the subsidiary's shareholder	Services received	BOB	-	11,466
0-E	Emprendimientos Hoteleros S.A.E.C.A.	Paraguay	(2)	Related to the subsidiary's shareholder	Services received	PYG	8,160	316
0-E	Enex Paraguay S.A.E.	Paraguay	(2)	Subsidiary related	Purchase of products	PYG	6,850	-
0-E	Gráfica Editorial Inter-Sudamericana S.A.	Paraguay	(2)	Related to the subsidiary's shareholder	Services received	PYG	6,172	-
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Purchase of products	USD	2,992,097	6,250,581
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	License and technical assistance	Euros	18,424,398	13,195,268
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Royalty	USD	16,876	-
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Royalty	Euros	3,982,534	129,600
0-E	Heineken Supply Chain B.V.	Netherlands	(2)	Related to the controller's shareholder	Purchase of products	Euros	9	105,774
0-E	La Misión S.A.	Paraguay	(2)	Subsidiary related	Services received	PYG	439	-
0-E	Nestlé Waters Management & Technology S.A.S.	France	(2)	Related to the subsidiary's shareholder	Services received	Euros	27,182	19,953
0-E	Nestlé Waters Marketing & Distribution S.A.S.	France	(2)	Related to the subsidiary's shareholder	Purchase of products	Euros	502	41,794
0-E	Palermo S.A.	Paraguay	(2)	Related to the subsidiary's shareholder	Services received	PYG	3,544	2,520
0-E	Paulaner Brauerei Gruppe GmbH & Co. KGaA	Germany	(2)	Related to the subsidiary's shareholder	Purchase of products	USD	1,800	99,532
0-E	Prana S.A.	Paraguay	(2)	Subsidiary related	Services received	PYG	128,988	-
0-E	Premium Brands S.R.L.	Bolivia	(2)	Related to the subsidiary's shareholder	Purchase of products	BOB	860	728
0-E	Société des Produits Nestlé S.A.	Switzerland	(2)	Related to the subsidiary's shareholder	Royalty	O ther currencies	84,465	151,871
0-E	Tetra Pak Global Distribution S.A.	Switzerland	(2)	Related to the subsidiary's shareholder	Purchase of products	USD	-	54,099
0-E	Zona Franca Central Cervecera S.A.S.	Colombia	(2)	Joint venture	Services received	USD	-	53,305
Total							34,282,408	26,208,319

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

Most significant transactions and effects on results:

For the years ended
December 31, 2022 and 2021, the most significant transactions with related parties are detailed as follows:

Tax ID	Company	Country of origin	Relationship	Transaction	2022		2021
					Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)
					ThCh$	ThCh$	ThCh$	ThCh$
76,115,132-0	Canal 13 SpA.	Chile	Related to the controller's shareholder	Services received	1,155,452	(1,155,452)	1,862,501	(1,862,501)
76,178,803-5	Viña Tabalí S.A.	Chile	Related to the controller's shareholder	Services provided	1,849	1,849	2,200	2,200
76,313,970-0	Inversiones Irsa Ltda.	Chile	Related to the controller	Dividends paid	8,471,325	-	19,874,256	-
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	Related to the controller's shareholder	Services received	573,035	-	455,343	-
76,486,051-9	Inversiones Río Elqui SpA.	Chile	Related to non-controlling subsidiary	Loan	-	-	25,000	-
76,486,051-9	Inversiones Río Elqui SpA.	Chile	Related to non-controlling subsidiary	Loan payment	26,088	(1,088)	-	-
76,729,932-K	SAAM Logistics S.A.	Chile	Related to the controller's shareholder	Services received	667,898	-	163,589	-
76,800,322-K	Yanghe Chile SpA.	Chile	Shareholder of subsidiary	Dividends paid	2,240,801	-	1,403,236	-
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Services received	144,026	(144,026)	123,548	(123,548)
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Sales of products	832,185	644,128	683,279	528,872
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Services received	499,147	(499,147)	514,992	(514,992)
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Sales of products	11,376,459	7,327,373	9,919,947	6,389,260
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Services provided	4,136,850	4,136,850	1,288,570	1,288,570
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Services received	-	-	184,143	(184,143)
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Purchase of products	20,804,801	-	16,825,818	-
79,985,340-K	Cervecera Valdivia S.A.	Chile	Shareholder of subsidiary	Dividends paid	2,497,851	-	2,446,878	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Dividends paid	2,655,807	-	1,119,455	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Sales of products	9,021	5,956	11,495	7,590
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Loan and interest	32,772	2,751	36,710	3,009
90,703,000-8	Nestlé Chile S.A.	Chile	Shareholder of subsidiary	Dividends paid	8,447,312	-	6,708,433	-
91,705,000-7	Quiñenco S.A.	Chile	Controller's shareholder	Sales of products	39,859	27,941	21,151	14,827
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Services received	502,566	(502,566)	487,171	(487,171)
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Purchase of products	293,324	(293,324)	153,960	(153,960)
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Purchase of fixed assets	173,828	-	-	-
93,920,000-2	Antofagasta Minerals S.A.	Chile	Related to the controller's shareholder	Sales of products	1,405	1,042	3,280	2,433
94,625,000-7	Inversiones Enex S.A.	Chile	Related to the controller's shareholder	Sales of products	1,953,745	1,387,200	1,713,899	1,216,904
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Dividends paid	73,088,417	-	169,256,200	-
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Services provided	10,557	10,557	9,594	9,594
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investments	149,300,000	-	91,000,000	-
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investment Rescue	148,410,149	110,149	116,319,261	17,476,786
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation	Purchase of products	6,177,739	-	3,930,995	-
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation	Sales of products	137,697	129,228	105,618	99,122
96,657,690-1	Inversiones Punta Brava S.A.	Chile	Related to the controller's shareholder	Sales of products	1,177	824	-	-
96,657,690-1	Inversiones Punta Brava S.A.	Chile	Related to the controller's shareholder	Services received	449,860	(449,860)	39,223	(39,223)
96,689,310-9	Transbank S.A.	Chile	Related to the controller's shareholder	Services received	311,390	(311,390)	318,312	(318,312)
96,798,520-1	SAAM Extraportuario S.A.	Chile	Related to the controller's shareholder	Services received	243,771	-	26,759	-
96,810,030-0	Radiodifusión SpA.	Chile	Related to the controller's shareholder	Services received	103,396	(103,396)	284,709	(284,709)
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Dividends received	3,374,340	-	1,771,495	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Purchase of products	23,629,417	-	18,180,143	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Services provided	376,620	376,620	326,264	326,264
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Sales of products	146,738	105,831	73,562	53,055
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Royalty	5,628,246	(5,628,246)	5,489,100	(5,489,100)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Derivatives	77,238,037	(234,142)	90,001,229	4,195,190
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Interests	267,368	(267,368)	72,605	(72,605)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investments	282,850,110	-	431,716,879	-
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Services received	42,572	(42,572)	398,855	(398,855)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Sales of products	257,898	230,765	174,307	155,969
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investment Rescue	305,336,443	495,848	425,089,594	3,354,006
0-E	Aerocentro S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	1,452	1,016	957	670
0-E	Amstel Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	License and technical assistance	971,055	(971,055)	274,937	(274,937)
0-E	Banco BASA S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	1,796	1,257	1,502	1,051
0-E	Cementos Concepción S.A.E.	Paraguay	Related to the subsidiary's shareholder	Sales of products	2,366	1,656	1,287	901
0-E	Central Cervecera de Colombia S.A.S.	Colombia	Joint venture	Contribution of capital	10,328,704	-	-	-
0-E	Cadena Farmacenter S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	14,883	10,418	1,185	829
0-E	Chajha S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	6,320	4,424	6,178	4,325
0-E	Cigar Trading S.R.L.	Paraguay	Related to the subsidiary's shareholder	Sales of products	848	593	676	473
0-E	Club Libertad	Paraguay	Related to the subsidiary's shareholder	Sales of products	12,982	9,087	-	-
0-E	Consignataria de Ganado S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	705	493	1,215	850
0-E	Ecor Ltda.	Bolivia	Related to the subsidiary's shareholder	Services received	78,996	(78,996)	76,786	(76,786)
0-E	Emprendimientos Hoteleros S.A.E.C.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	21,279	14,895	13,338	9,337
0-E	ENEX Paraguay S.R.L.	Paraguay	Related to the subsidiary's shareholder	Sales of products	196,738	137,716	77,782	54,447
0-E	Fundación Ramón T. Cartes	Paraguay	Related to the subsidiary's shareholder	Sales of products	741	518	725	508
0-E	Ganadera Las Pampas S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	3,930	2,751	4,744	3,321
0-E	Gráfica Editorial Inter-Sudamericana S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	490	343	284	199
0-E	Habacorp S.R.L.	Paraguay	Related to the subsidiary's shareholder	Sales of products	-	-	204	143
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Purchase of products	16,543,178	-	16,520,290	-
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	License and technical assistance	19,199,831	(19,199,831)	18,793,675	(18,793,675)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Services received	95,279	(95,279)	108,396	(108,396)
0-E	Inversiones BEBINV S.A.	Bolivia	Related to the subsidiary's shareholder	Contribution of capital	1,648,121	-	-	-
0-E	La Misión S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	1,278	894	732	512
0-E	Palermo S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	9,613	6,729	13,066	9,146
0-E	Pamplona S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	1,302	912	825	578
0-E	Prana S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	348	243	999	699
0-E	QSR S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	339,904	237,933	37,416	26,191
0-E	Saga Gym S.R.L.	Paraguay	Related to the subsidiary's shareholder	Sales of products	541	379	281	197
0-E	Societé des Produits Nestlé S.A.	Switzerland	Related to the subsidiary's shareholder	Royalty	721,098	(721,098)	374,723	(374,723)
0-E	Tabacalera del Este S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	44,089	30,863	23,405	16,384
0-E	Water Latam S.L.	Spain	Associate controller	Purchase of shares	25,594,237	-	-	-
0-E	Zona Franca Central Cervecera S.A.S.	Bolivia	Joint venture	Contribution of capital	-	-	5,791,718	-

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

For the years ended December 31, 2021 and 2020, the most significant transactions with related parties are detailed as follows:

Tax ID	Company	Country of origin	Relationship	Transaction	2021		2020
					Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)
					ThCh$	ThCh$	ThCh$	ThCh$
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	Shareholder of subsidiary	Loan payment	-	-	10,000	-
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	Shareholder of subsidiary	Loan	-	-	10,000	-
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	Shareholder of subsidiary	Sale of shares	-	-	42,506	-
76,079,669-7	Minera Antucoya	Chile	Related to the controller's shareholder	Sales of products	-	-	904	641
76,115,132-0	Canal 13 SpA.	Chile	Related to the controller's shareholder	Services received	1,862,501	(1,862,501)	1,333,295	(1,333,295)
76,178,803-5	Viña Tabalí S.A.	Chile	Related to the controller's shareholder	Services provided	2,200	2,200	2,400	2,400
76,313,970-0	Inversiones Irsa Ltda.	Chile	Related to the controller	Dividends paid	19,874,256	-	5,964,834	-
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	Related to the controller's shareholder	Services received	455,343	-	63,170	-
76,486,051-9	Inversiones Río Elqui SpA.	Chile	Related to non-controlling subsidiary	Loan	25,000	-	-	-
76,727,040-2	Minera Centinela	Chile	Related to the controller's shareholder	Sales of products	-	-	2,691	1,902
76,729,932-K	SAAM Logistics S.A.	Chile	Related to the controller's shareholder	Services received	163,589	-	-	-
76,800,322-K	Yanghe Chile SpA.	Chile	Shareholder of subsidiary	Dividends paid	1,403,236	-	1,338,697	-
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Services received	123,548	(123,548)	86,545	(86,545)
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Sales of products	683,279	528,872	438,916	339,730
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Services received	514,992	(514,992)	475,007	(475,007)
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Sales of products	9,919,947	6,389,260	7,256,373	4,673,700
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Services provided	1,288,570	1,288,570	1,500,292	1,500,292
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Services received	184,143	(184,143)	177,330	(177,330)
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Purchase of products	16,825,818	-	9,978,333	-
79,985,340-K	Cervecera Valdivia S.A.	Chile	Shareholder of subsidiary	Dividends paid	2,446,878	-	2,499,985	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Dividends paid	1,119,455	-	1,033,478	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Loan recovery	36,710	3,009	37,013	5,767
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Sales of products	11,495	7,590	6,468	4,270
90,703,000-8	Nestlé Chile S.A.	Chile	Shareholder of subsidiary	Dividends paid	6,708,433	-	7,590,887	-
91,705,000-7	Quiñenco S.A.	Chile	Controller's shareholder	Sales of products	21,151	14,827	13,829	9,695
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Purchase of products	153,960	(153,960)	124,888	(124,888)
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Services received	487,171	(487,171)	463,728	(463,728)
93,920,000-2	Antofagasta Minerals S.A.	Chile	Related to the controller's shareholder	Sales of products	3,280	2,433	9,796	7,266
94,625,000-7	Inversiones Enex S.A.	Chile	Related to the controller's shareholder	Sales of products	1,713,899	1,216,904	1,078,599	765,828
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Dividends paid	169,256,200	-	46,345,861	-
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Services provided	9,594	9,594	9,274	9,274
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investments	91,000,000	-	488,700,000	-
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investment Rescue	116,319,261	17,476,786	483,900,000	73,833
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation	Purchase of products	3,930,995	-	4,818,549	-
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation	Sales of products	105,618	99,122	113,971	106,961
96,657,690-1	Inversiones Punta Brava S.A.	Chile	Related to the controller's shareholder	Services received	39,223	(39,223)	17,783	(17,783)
96,657,690-1	Inversiones Punta Brava S.A.	Chile	Related to the controller's shareholder	Sales of products	-	-	734	521
96,689,310-9	Transbank S.A.	Chile	Related to the controller's shareholder	Services received	318,312	(318,312)	279,243	(279,243)
96,798,520-1	SAAM Extraportuario S.A.	Chile	Related to the controller's shareholder	Services received	26,759	-	26,662	-
96,810,030-0	Radiodifusión SpA.	Chile	Related to the controller's shareholder	Services received	284,709	(284,709)	194,185	(194,185)
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Purchase of products	18,180,143	-	14,135,192	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Dividends received	1,771,495	-	635,969	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Services provided	326,264	326,264	334,106	334,106
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Royalty	5,489,100	(5,489,100)	583,211	(583,211)
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Sales of products	73,562	53,055	51,067	36,831
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Derivatives	90,001,229	4,195,190	157,275,212	(4,262,234)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Interests	72,605	(72,605)	121,403	(121,403)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investments	431,716,879	-	426,057,614	-
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Services received	398,855	(398,855)	401,541	(401,541)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investment Rescue	425,089,594	3,354,006	422,665,655	54,456
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Sales of products	174,307	155,969	145,533	130,223
99,542,980-2	Foods Compañía de Alimentos CCU Ltda.	Chile	Joint venture	Services provided	-	-	27,744	27,744
0-E	Aerocentro S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	957	670	-	-
0-E	Amstel Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	License and technical assistance	274,937	(274,937)	26,010	(26,010)
0-E	Banco BASA S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	1,502	1,051	1,788	1,252
0-E	Cadena Farmacenter S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	1,185	829	-	-
0-E	Cementos Concepción S.A.E.	Paraguay	Related to the subsidiary's shareholder	Sales of products	1,287	901	4,823	3,376
0-E	Central Cervecera de Colombia S.A.S.	Colombia	Joint venture	Capital contribution	-	-	19,287,372	-
0-E	Chajha S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	6,178	4,325	15,414	10,790
0-E	Cigar Trading S.R.L.	Paraguay	Related to the subsidiary's shareholder	Sales of products	676	473	1,368	958
0-E	Club Libertad	Paraguay	Related to the subsidiary's shareholder	Sales of products	-	-	14,358	10,050
0-E	Consignataria de Ganado S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	1,215	850	-	-
0-E	Ecor Ltda.	Bolivia	Related to the subsidiary's shareholder	Services received	76,786	(76,786)	140,109	(140,109)
0-E	Emprendimientos Hoteleros S.A.E.C.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	13,338	9,337	14,681	10,277
0-E	Enex Paraguay S.R.L.	Paraguay	Related to the subsidiary's shareholder	Sales of products	77,782	54,447	-	-
0-E	Fundación Ramón T. Cartes	Paraguay	Related to the subsidiary's shareholder	Sales of products	725	508	217	152
0-E	Ganadera Las Pampas S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	4,744	3,321	13,611	9,528
0-E	Ganadera Sofía S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	-	-	1,962	1,374
0-E	Gráfica Editorial Inter-Sudamericana S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	284	199	464	325
0-E	Habacorp S.R.L.	Paraguay	Related to the subsidiary's shareholder	Sales of products	204	143	-	-
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Purchase of products	16,520,290	-	10,419,088	-
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	License and technical assistance	18,793,675	(18,793,675)	12,444,232	(12,444,232)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Services received	108,396	(108,396)	182,716	(182,716)
0-E	Habacorp S.R.L.	Paraguay	Related to the subsidiary's shareholder	Sales of products	204	143	-	-
0-E	La Misión S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	732	512	958	671
0-E	Palermo S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	13,066	9,146	4,706	3,294
0-E	Pamplona S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	825	578	-	-
0-E	Prana S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	999	699	1,310	917
0-E	QSR S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	37,416	26,191	40,417	28,293
0-E	Saga Gym S.R.L.	Paraguay	Related to the subsidiary's shareholder	Sales of products	281	197	-	-
0-E	Societé des Produits Nestlé S.A.	Switzerland	Related to the subsidiary's shareholder	Royalty	374,723	(374,723)	671,730	(671,730)
0-E	Tabacalera del Este S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	23,405	16,384	14,215	9,950
0-E	Zona Franca Central Cervecera S.A.S.	Colombia	Joint venture	Capital contribution	5,791,718	-	-	-

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

Remuneration of the Management key employees

The Company is managed by a Board of Directors comprised of 9 members, each of whom is in office for a 3-year term and may be re-elected.

The Board was appointed at the Ordinary Shareholders’ Meeting held on April 14, 2021, being elected for a period of three years Messrs, Andrónico Luksic Craig, Francisco Pérez Mackenna, Pablo Granifo Lavín, Rodrigo Hinzpeter Kirberg, Carlos Molina Solís, José Miguel Barros van Hövell tot Westerflier, Marc Gross, Rory Cullinan and Vittorio Corbo Lioi, the latter independent according to article 50 bis of Law No. 18,046. The Chairman and the Vice Chairman, as well as the members of the Audit Committee were appointed at the Board of Directors’ meeting held the same date. According to article 50 bis of Law No. 18,046, in the same Board meeting the independent Director Mr. Vittorio Corbo Lioi appointed the other members of the Directors Committee, which is composed of Directors Messrs. Corbo, Pérez and Molina. Additionally, Messrs. Corbo and Molina were appointed as members of the Audit Committee, both meeting the independence criteria under the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and the New York Stock Exchange Rules
.
The Board of Directors also resolved that Directors Messrs. Pérez and Barros participate in the Audit Committee´s meetings as observers.

The Ordinary Shareholders’ Meeting held on April 13, 2022, it was resolved to maintain the Directors’ remuneration agreed at the previous Ordinary Shareholders’ Meeting, which consists of a monthly gross compensation for attendance to Board Meetings of UF 100 per Director, and UF 200 for the Chairman, independent of the number of meetings held within such period, plus an amount equivalent to 3% of the distributed dividends with charge to the Company’s profits, for the whole Board, calculated on a maximum amount equivalent to
50
% of the distributable net income for the year, at a rate of one-ninth for each Director and in proportion to the time each one served as such during the year 2022.

The aforementioned Shareholders’ Meeting also agreed to maintain the remuneration of Directors that are members of the Directors Committee, consisting of a monthly gross fee for attendance to Directors Committee meetings, independent of the number of meetings held during the period, of UF 50, plus the corresponding percentage of the distributed dividends until completing the additional third established in article 50 bis of Law No. 18,046 on Corporations and Circular No. 1,956 of the Comisión para el Mercado Financiero (Financial Market Commission); and with respect to those Directors who are members of the Audit Committee, and those appointed as observers of the same, a monthly gross fee for attendance to Audit Committee meetings, independent of the number held during the period, of UF 50.

At the Board meeting held on October 5, 2022, the Board of Directors took notice of the resignation of Mr. José Miguel Barros van Hövell tot Westerflier from the position of director, effective on October 1, 2022.

At the same meeting, and as permitted by Article 32 of Law No. 18,046, the Board unanimously agreed to appoint Ms. María Gabriela Cadenas as a Director, until the next Ordinary Shareholders' Meeting is held.

The remunerations of Directors and Chief Executives of the Company are composed as follows:

Directors’ remunerations:

	For the years ended as of December 31,
	2022	2021	2020
	ThCh$	ThCh$	ThCh$
Audit's Committee	67,307	71,380	63,120
Directors' Committee	75,494	67,691	64,837
Attendance meetings fee (*)	1,537,747	1,460,776	1,380,976
Dividend Participation (**)	2,646,357	3,004,895	2,097,276

(*) Includes accrued per diem in 2022 of Gabriela Cadenas.
(**) Includes accrued participation in 2022 of Gabriela Cadenas.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

Chief Executives’ remunerations:

	For the years ended as of December 31,
	2022	2021	2020
	ThCh$	ThCh$	ThCh$
Directors' Committee	20,084	17,689	16,655
Attendance meetings fee	224,474	226,566	199,798
Dividend Participation	28,009	28,064	27,773

The Chief Executives’ Remuneration as of
December 31, 2022
amounted to ThCh$
9,183,120
(ThCh$
9,129,532 as of December 31,
2021 and ThCh$ 6,701,955 as of December 31, 2020). The Company grants to the Chief Executives annual bonuses, which have an optional and variable nature, not contractual and assigned according to compliance of individual and corporate goals and based on the incomes of the period.

Note 12 Inventories

The inventories balances are detailed as follows:

	As of December 31, 2022	As of December 31, 2021
	ThCh$	ThCh$
Finished products	184,684,428	120,545,622
In process products	1,698,741	638,700
Raw material	265,412,390	189,700,921
In transit raw material	21,209,137	35,978,861
Materials and products	13,075,171	9,739,510
Realizable net value estimate and obsolescence	(5,280,333)	(3,176,553)
Total	480,799,534	353,427,061

For the nine-month period ended as of
December 31, 2022, 2021 and 2020
, the Company wrote off a total of
ThCh$ 2,371,770

ThCh$ 3,692,846 and ThCh$ 1,877,113,
against net realizable value and obsolescence, respectively.

Additionally, the Company presents an estimate for inventory impairment which includes amounts related to low turnover, technical obsolescence and/or products recalled from the market.

The movement of net realizable value and obsolescence estimate is detailed as follows:

	As of December 31, 2022	As of December 31, 2021
	ThCh$	ThCh$
Initial balance	(3,176,553)	(3,944,679)
Inventories write-down estimation	(4,756,848)	(2,902,530)
Inventories recognised as an expense	2,371,770	3,692,846
Business combinations effect	281,298	(22,190)
Total	(5,280,333)	(3,176,553)

As of December 31, 2022 and 2021,
the Company does not have any inventory pledged as guarantee for financial obligations.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

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

The valuation of current biological assets is described in
Note 2 - Summary of significant accounting policies, 2.10
.

The movement of
current biological assets
is detailed as follows:

ThCh$

As of January 1 2021
Historic cost	10,595,029
Book Value	10,595,029

As of December 31, 2021
Conversion effect	(25,384)
Acquisitions	26,749,931
Decreases due to harvesting	(24,959,872)
Other increases (decreases) (1)	187,001
Changes	1,951,676
Book Value	12,546,705

As of December 31, 2021
Historic cost	12,546,705
Book Value	12,546,705

As of December 31, 2022
Conversion effect	(776,552)
Acquisitions	31,215,697
Decreases due to harvesting	(27,132,201)
Other increases (decreases) (1)	326,644
Changes	3,633,588
Book Value	16,180,293

As of December 31, 2022
Historic cost	16,180,293
Book Value	16,180,293
(1) Mainly corresponds to the financial effect of the application IAS 29 “Financial reporting in hyperinflationary economies”.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

Note 14 Non-current assets of disposal groups classified as held for sale

a) International Business Operating segment

During September 2015, the Board of subsidiary Sáenz Briones & Cía. S.A.I.C authorized the sale of property located in Luján de Cuyo city, Province of Mendoza, Argentina. At the date of issuance of these Consolidated Financial Statements the administration is still committed with a sale plan for this property. In order to to seek out a buyer and keep high probabilities to sale it the subsidiary has changed the Real Estate Broker.

b) Wine Operating segment

In 2015, the Board of Viña Valles de Chile S.A. (“VVCH”) which is Viña San Pedro Tarapacá S.A., authorized the sale of certain fixed assets located in Rengo city, Provincia de Cachapoal, Sexta Región.

At the date of issuance of the Consolidated Financial Statements, this group of assets, which amounted ThCh$ 1,770,547, were reclassified to Property, plant and equipment, under the concept of Land, buildings and constructions; the latter considering that the elements required by the IFRS 5 to keep them classified as Non-current assets held for sale are not met.

In November 2022, the Board of Directors of Finca La Celia S.A. authorized the sale of the property identified as Finca Pocito, located in the province of San Juan, Argentina. On November 1, 2022, both the Purchase and Sale Agreement were signed and, together with the acceptance of the Offer, the partial payment was made according with the agreed price, and the occupnacy of the property was passed. It is expected that during the year 2023 the purchasers will complete the payment of the agreed price and the property ownership deed will be generated, materializing the sell. This transaction generated a loss in our results of ThCh$ 641,684 resulting from the lower book value to which the property was sold, discounting the costs to sell
(See
Note 32 - Other gains (losses)
).

As described in
Note 2 - Summary of significant accounting policies, 2.18
, non-current assets of disposal groups classified as held for sale have been recorded at the lower of carrying amount and fair value less cost to sale as of
December 31, 2022.

Assets held for sale are detailed as follows:

Non-current assets of disposal groups classified as held for sale	As of December 31, 2022	As of December 31, 2021
	ThCh$	ThCh$
Land	1,428,465	1,848,903
Constructions	341,197	420,487
Machinery	20,135	13,330
Vines in formation (plantations)	226,240	-
Total	2,016,037	2,282,720

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

Note 15 Business Combinations

a)	La Consulta Vineyard.

On June 1, 2020, the Argentine subsidiary Finca La Celia S.A. became the owner of the operation of La Consulta vineyard by a deed of sale and after having obtained regulatory approvals in Argentina.

For the business combination described above, the fair values of assets and liabilities have been determined (See
Note 1 - General Information letter C, number (5)
).

As of
December 31, 2022,
the Company did not have any business combinations.

Note 16
Investments accounted for using equity method

Joint ventures and Associates

As of
December 31, 2022 and 2021
, the Company recorded investments qualifying as joint venture and associates.

The share value of investments in joint ventures and associates are detailed as follows:

	Percentage of participation	As of December 31, 2022	As of December 31, 2021
	%	ThCh$	ThCh$
Cervecería Austral S.A.	50.00	10,829,522	12,235,881
Central Cervecera de Colombia S.A.S.	50.00	21,228,654	22,337,040
Zona Franca Central Cervecera S.A.S.	50.00	84,611,035	102,959,342
Aguas de Origen S.A.	50.00	19,832,320	-
Total joint ventures		136,501,531	137,532,263
Aguas Danone de Argentina S.A.	49.00	3,565,708	-
Other companies		858,773	582,217
Total associates		4,424,481	582,217
Total		140,926,012	138,114,480

The above mentioned values include goodwill generated in the acquisition of the following joint venture and associate, which are presented net of any impairment loss:

	As of December 31, 2022	As of December 31, 2021
	ThCh$	ThCh$
Cervecería Austral S.A.	1,894,770	1,894,770
Aguas de Origen S.A.	104,552	-
Aguas Danone de Argentina S.A.	2,336,251	-
Total	4,335,573	1,894,770

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022
The share of net income (loss) of joint ventures and associates accounted for using the equity method are detailed as follows:

	For the years ended as of December 31,
	2022	2021	2020
	ThCh$	ThCh$	ThCh$
Central Cervecera de Colombia S.A.S.	(9,410,015)	(5,935,519)	(11,577,019)
Zona Franca Central Cervecera S.A.S.	(1,965,827)	2,904,998	1,690,661
Cervecería Austral S.A.	2,533,720	-	-
Aguas Danone de Origen S.A.	2,817,243	3,957,553	1,799,437
Foods Compañía de Alimentos CCU Ltda.	-	-	(354,154)
Total joint ventures	(6,024,879)	927,032	(8,441,075)
Aguas Danone de Argentina S.A.	(5,272,903)	-	-
Other companies	319,714	(701,006)	3,866
Total associates	(4,953,189)	(701,006)	3,866
Total	(10,978,068)	226,026	(8,437,209)

Changes in investments in joint ventures and associates are detailed as follows:

	As of December 31, 2022	As of December 31, 2021
	ThCh$	ThCh$
Balance at the beginning of year	138,114,480	131,106,785
Other payments to acquire interests in joint ventures and associates	36,465,915	5,791,718
Share of net income (loss) of joint ventures and associates accounted for using the equity method	(10,978,068)	226,026
Dividends received	(4,164,922)	(1,651,730)
Others (*)	(18,511,393)	2,641,681
Total	140,926,012	138,114,480

(*) Mainly includes effects from the foreign currency of joint ventures.

Significant matters regarding investments accounted for using the equity method are detailed as follows:

(1) Cervecería Austral S.A.

It is a closed stock company that operates as a beer manufacturing facility in the southern end of Chile, which is the southernmost brewery in the world.

(2) Central Cervecera de Colombia S.A.S
. and Zona Franca Central Cervecera S.A.S.

On November 10, 2014, CCU, directly and through its subsidiaries CCU Investments II SpA., and Grupo Postobón have established a joint arrangement through a company named Central Cervecera de Colombia S.A.S. (the "Company"), in which CCU and Grupo Postobón participate as equal shareholders. The purpose of this Company is the beer and non-alcoholic drinks production, marketing and distribution based on malt (Products).

Subsequently, on August 16, 2017, CCU, through its subsidiary CCU Investments ll Limitada, acquired 50% of the shares of a company incorporated in Colombia called Zona Franca Central Cervecera S.A.S. (ZF CC), which relates to a joint agreements and that qualifies as a joint operation, in which CCU and Grupo Postobón participate as equal shareholders. The amount of this transaction was US$ 10,204, equivalents to ThCh$ 6,432. The purpose of ZF CC is acting exclusively as industrial user of one or more free trade zones; manufacturing and selling products of its own brands and through licenses to CCC, CCC markets these products.

For the purposes above, previous associations involve the construction of a beer production plant, with an annual total capacity of 3,000,000 hectoliters.

As of December 31, 2022 and December 31, 2021, the total amount contributed to CCC and ZF CC was US$ 298,959,619 (equivalents to ThCh$ 202,106,752) and US$ 286,949,917 (equivalents to ThCh$ 191,778,048).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022
(3) Aguas Danone de Argentina S.A. and Aguas de Origen S.A.

On April 28, 2022, CCU through its subsidiary, Compañía Cervecerías Unidas Argentina S.A. acquired 49% of the ownership of Aguas Danone de Argentina S.A. ("ADA"), which includes the business of mineral waters, flavored waters and powdered juices with its brands Villavicencio, Villa del Sur, Levité, Ser and Brío (the "Transaction"). The Transaction included share acquisition and capital contributions in Argentine pesos totaling US$ 28.8 million (equivalent to ThCh$ 25,594,237).

According to a public deed dated April 28, 2022, the subsidiary Compañía Cervecerías Unidas Argentina S.A., acquired 49,000 ordinary, nominative, non-endorsable shares of Aguas de Origen S.A. ("ADO"), at a value of one Argentine peso each, reaching a 49% interest in this company. The effective payment of this acquisition was made on August 26, 2022.

It should be noted that Aguas de Origen S.A. ("ADO"), is the contination the business of Aguas Danone de Argentina S.A., whish was efective as of December 1, 2022 as a result of the spin-off-merger approved by the shareholders' meeting of Aguas Danone de Argentina S.A. and Aguas de Origen S.A. on June 30, 2022.

On November 30, 2022, a purchase of 634,061 shares equivalent to ThCh$ 542,974 was made from Holding Internationale De Boissons S.A.S., which corresponds to 1% of the shares of "ADO", thus reaching a 50% shareholding in this company.

(4) Foods Compañía de Alimentos CCU Ltda. (“Foods”)

Foods, is a closed stock company that participated in the business of snacks and foods in Chile. At the end of 2015, Foods sold the Calaf and Natur brands to Empresas Carozzi S.A. In addition Foods was the main shareholder of Alimentos Nutrabien S.A. and owned the Nutra Bien brand
.
 On December 17, 2018, Foods and subsidiary CCU Inversiones S.A. sold 100% of the shares of Alimentos Nutrabien S.A. to Ideal S.A.

On November 18, 2019 at the Ordinary Shareholders Meeting, it was agreed to decrease the capital of the company by an amount of ThCh$ 22,400,000, leaving a final capital of ThCh$ 12,144,358
.
This decrease was paid in proportion to the number of shares held by each shareholder as of the date of said Meeting.

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

The Company does not have any contingent liabilities related to joint ventures and associates as December 31, 2022.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022
Summarized financial information for associates and joint ventures: The tables below provide summarized financial information for those joint ventures and associates that are material to the group. The information disclosed reflects the amounts presented in the financial statements of the relevant associates and joint ventures and not the Company's share of those amounts. They have been amended to reflect adjustments made by the entity when using the equity method, including fair value adjustments.

	Associates	Joint ventures
	As of December 31, 2022	As of December 31, 2022	As of December 31, 2021
	ThCh$	ThCh$	ThCh$
Assets and Liabilities
Current assets	1,002,278	185,086,705	119,216,592
Non-current assets	3,554,693	287,017,890	308,504,421
Current liabilities	885,460	127,663,233	94,235,491
Non-current liabilities	1,162,416	75,013,628	62,342,964

	Associates	Joint ventures
	For the years ended as of December 31,
	2022	2022	2021	2020
	ThCh$	ThCh$	ThCh$	ThCh$
Income Statement (Summarized)
Net sales	133,790,585	327,979,632	266,707,778	186,220,125
Operating result	(8,524,865)	(8,895,582)	(3,907,203)	(17,903,426)
Net income for year	(13,235,375)	(14,228,664)	548,637	(17,637,644)
Other comprehensive income	-	(28,791,782)	16,571,448	10,808,355
Depreciation and amortization	(3,739,776)	(16,901,777)	(15,726,722)	(16,209,859)

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022
Note 17
Intangible assets
other than goodwill
The intangible assets movement are detailed as follows:

	Trademarks	Software programs	Water rights	Distribution rights	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2021
Historic cost	102,648,435	51,359,792	3,199,349	759,908	157,967,484
Accumulated amortization	-	(29,085,607)	-	(624,436)	(29,710,043)
Book Value	102,648,435	22,274,185	3,199,349	135,472	128,257,441

As of December 31, 2021
Additions	-	5,124,679	-	-	5,124,679
Divestitures (cost)	-	(3,507,642)	-	-	(3,507,642)
Divestitures (amortization)	-	3,272,460	-	-	3,272,460
Amortization of year	-	(3,313,510)	-	(198,686)	(3,512,196)
Conversion effect (cost)	2,093,513	182,662	-	31,008	2,307,183
Conversion effect (amotization)	-	(193,898)	-	(34,622)	(228,520)
Others increase (decreased) (1)	16,901,227	1,239,653	-	2,089,408	20,230,288
Changes	18,994,740	2,804,404	-	1,887,108	23,686,252
Book Value	121,643,175	25,078,589	3,199,349	2,022,580	151,943,693

As of December 31, 2021
Historic cost	121,643,175	54,399,144	3,199,349	2,880,324	182,121,992
Accumulated amortization	-	(29,320,555)	-	(857,744)	(30,178,299)
Book Value	121,643,175	25,078,589	3,199,349	2,022,580	151,943,693

As of December 31, 2022
Additions (2)	12,950,000	2,416,575	-	613,295	15,979,870
Amortization of year	-	(4,454,798)	-	(153,637)	(4,608,435)
Conversion effect (cost)	(20,964,262)	(1,064,314)	-	(6,019)	(22,034,595)
Conversion effect (amotization)	-	379,453	-	104,772	484,225
Others increase (decreased) (1)	28,918,297	1,624,386	-	82,231	30,624,914
Changes	20,904,035	(1,098,698)	-	640,642	20,445,979
Book Value	142,547,210	23,979,891	3,199,349	2,663,222	172,389,672

As of December 31, 2022
Historic cost	142,547,210	57,375,791	3,199,349	3,569,831	206,692,181
Accumulated amortization	-	(33,395,900)	-	(906,609)	(34,302,509)
Book Value	142,547,210	23,979,891	3,199,349	2,663,222	172,389,672
(1)	Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies”.
(2)	See Note 1 – General information, letter C), number (13) .

There are no restrictions or pledges on intangible assets.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

The cash generating units associated to the
trademarks are detailed as follows:

Segment	Cash Generating Unit	As of December 31, 2022	As of December 31, 2021
	(CGU)	ThCh$	ThCh$
Chile	Embotelladoras Chilenas Unidas S.A.	33,003,901	32,910,686
	Manantial S.A.	1,166,000	1,166,000
	Compañía Pisquera de Chile S.A.	1,363,782	1,363,782
	Cervecería Kunstmann S.A. (1)	15,064,351	2,113,683
	Sub-Total	50,598,034	37,554,151
International Business	CCU Argentina S.A. and subsidiaries	59,088,046	51,457,083
	Marzurel S.A., Coralina S.A. and Milotur S.A.	2,641,563	2,337,366
	Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A.	3,563,156	3,747,752
	Bebidas Bolivianas BBO S.A.	6,709,069	6,621,507
	Sub-Total	72,001,834	64,163,708
Wines	Viña San Pedro Tarapacá S.A.	19,947,342	19,925,316
	Sub-Total	19,947,342	19,925,316
Total		142,547,210	121,643,175
(1)	See Note 1 – General information, letter C), number (13) .

As of December 31, 2022, the Company performed the annual impairment test, from which no evidence of impairment has emerged. Regarding Trademarks with an indefinite useful life, the same methodology has been used as indicated in
Note 18 – Goodwill.

Note 18
Goodwill
The goodwill movement is detailed as follows:

Goodwill
ThCh$
As of January 1, 2021
Historic cost	117,190,763
Book Value	117,190,763

As of December 31, 2021
Other increases (decreases) (1)	11,604,421
Conversion effect	2,377,651
Changes	13,982,072
Book Value	131,172,835

As of December 31, 2021
Historic cost	131,172,835
Book Value	131,172,835

As of December 31, 2022
Other increases (decreases) (1)	19,526,568
Conversion effect	(13,729,969)
Changes	5,796,599
Book Value	136,969,434

As of December 31, 2022
Historic cost	136,969,434
Book Value	136,969,434

(1) Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinfla tiona
ry economies”.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

For the purpose of impairment testing, goodwill acquired in a business combination is allocated as of the acquisition date to each of the CGUs, or groups of CGUs that is expected to benefit from the business combination synergies. The carrying amount of goodwill assigned to the CGUs within the Company’s segments is detailed as follows:

Segment	Cash Generating Unit	As of December 31, 2022	As of December 31, 2021
	(CGU)	ThCh$	ThCh$
Chile	Embotelladoras Chilenas Unidas S.A.	25,257,686	25,257,686
	Manantial S.A.	8,879,245	8,879,245
	Compañía Pisquera de Chile S.A.	9,808,550	9,808,550
	Los Huemules S.R.L.	2,277	3,876
	Cervecería Kunstmann S.A.	456,007	456,007
	Cervecería Szot SpA.	202,469	202,469
	Sub-Total	44,606,234	44,607,833
International Business	CCU Argentina S.A. and subsidiaries	39,949,114	34,781,464
	Marzurel S.A., Coralina S.A. and Milotur S.A.	4,815,276	4,066,703
	Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A.	5,244,087	5,491,823
	Bebidas Bolivianas BBO S.A.	9,938,579	9,808,868
	Sub-Total	59,947,056	54,148,858
Wines	Viña San Pedro Tarapacá S.A.	32,416,144	32,416,144
	Sub-Total	32,416,144	32,416,144
Total		136,969,434	131,172,835

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

The following table shows the most relevant inputs for each CGU in where there is a relevant Goodwill and / or intangible assets with indefinite useful life assigned:

	Chile	Argentina	Uruguay	Paraguay	Bolivia

Estimated CAPEX for the year 2023 ThCh$	127,717	38,129	1,671	3,324	1,417
Perpetual growth	3.00%	2.50%	2.20%	2.20%	4.40%
Discount rate	7.50%	23.00%	11.28%	11.35%	12.30%

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

Perpetual growth
:
Although the Company expects a higher volume and price growth in the medium and long term, a nominal growth of 3% has been assumed for the perpetuity in Chilean units, which is a conservative assumption considering the historical capacity and nature of the business where the company operates. In the case of Uruguay a perpetuity rate of 2.2% is used, consistent with the expected long-term growth for this country. For Bolivia a perpetuity rate of 4.4% equivalent to long-term inflation of the country plus a percentage of the potential long-term GDP are used, In the case of Argentina, a perpetuity rate of 2.5% are used respectively, which are composed by the average inflation rate of the United States of America mentioned above, plus a percentage of the potential long-term GDP in each country.

Discount rate
:
Corresponds to the nominal WACC (Weighted Average Cost of Capital) rate of each country.

According to the calculated sensitivities, the Administration determines that there is no reasonably possible change in the assumptions mentio ne
d above that could cause that the book value exceeds the estimated recoverable value as of December 31, 2022.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

Note 19
Property, plant and equipment

Property, plant and equipment movements are detailed as follows:

	Land, buildings and construction	Machinery and equipment	Bottles and containers	Other Equipment	Assets under contruction	Furniture, accessories and vehicles	Under production vines	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2021
Historic cost	752,373,292	609,239,605	191,812,594	131,488,537	140,894,537	72,886,303	35,817,543	1,934,512,411
Accumulated depreciation	(233,141,001)	(351,931,245)	(118,407,590)	(84,839,180)	-	(47,972,024)	(15,705,491)	(851,996,531)
Book Value	519,232,291	257,308,360	73,405,004	46,649,357	140,894,537	24,914,279	20,112,052	1,082,515,880

As of December 31, 2021
Additions	-	-	-	-	164,454,035	-	-	164,454,035
Additions of historic cost by business combination	283,992	-	-	-	-	-	-	283,992
Transfers	14,213,714	64,659,471	15,762,049	12,104,204	(118,443,961)	8,224,711	3,479,812	-
Conversion effect historic cost	5,212,276	4,818,898	(727,586)	1,608,980	(204,892)	565,070	(40,060)	11,232,686
Write off (cost)	(693,074)	(10,879,482)	(22,952,129)	(1,079,938)	-	(426,969)	-	(36,031,592)
Write off (depreciation)	505,521	10,196,738	22,703,727	1,017,369	-	406,386	-	34,829,741
Capitalized interests	-	-	-	-	1,074,074	-	-	1,074,074
Depreciation	(23,360,994)	(36,646,717)	(26,493,558)	(17,016,861)	-	(8,141,332)	(1,718,025)	(113,377,487)
Conversion effect depreciation	(718,133)	(3,994,158)	(2,423)	(1,305,000)	-	(468,613)	-	(6,488,327)
Others increase (decreased) (1)	23,557,010	29,409,437	16,693,132	4,180,146	7,508,257	1,945,690	569,833	83,863,505
Divestitures (cost)	(3,814,205)	(4,192,074)	(5,339,148)	(223,669)	-	(330,318)	(1,344,042)	(15,243,456)
Divestitures (depreciation)	3,804,220	4,117,283	5,339,143	217,341	-	326,374	1,344,042	15,148,403
Changes	18,990,327	57,489,396	4,983,207	(497,428)	54,387,513	2,100,999	2,291,560	139,745,574
Book Value	538,222,618	314,797,756	78,388,211	46,151,929	195,282,050	27,015,278	22,403,612	1,222,261,454

As of December 31, 2021
Historic cost	790,813,382	691,181,931	194,726,856	147,793,572	195,282,050	83,225,686	38,465,102	2,141,488,579
Accumulated depreciation	(252,590,764)	(376,384,175)	(116,338,645)	(101,641,643)	-	(56,210,408)	(16,061,490)	(919,227,125)
Book Value	538,222,618	314,797,756	78,388,211	46,151,929	195,282,050	27,015,278	22,403,612	1,222,261,454

As of December 31, 2022
Additions	-	-	-	-	197,387,873	-	-	197,387,873
Transfers	61,166,714	79,898,704	22,694,028	19,887,613	(200,131,448)	9,568,259	6,915,853	(277)
Transfers to Assets held for sale (Cost)	(1,765,306)	(36,934)	-	-	-	-	(615,461)	(2,417,701)
Transfers to Assets held for sale (Depreciation)	30,707	29,939	-	-	-	-	287,546	348,192
Transfers from Assets Held for Sale (Cost)	1,770,547	-	-	-	-	-	-	1,770,547
Conversion effect historic cost	(29,680,592)	(54,111,392)	(34,138,268)	(9,104,748)	(7,821,487)	(781,851)	(2,238,221)	(137,876,559)
Write off (cost)	(6,648,641)	(9,972,059)	(2,248,000)	(84,791)	-	(1,255,691)	-	(20,209,182)
Write off (depreciation)	6,535,423	9,970,855	2,172,805	77,589	-	1,254,399	-	20,011,071
Capitalized interests	-	-	-	-	797,442	-	-	797,442
Depreciation	(24,493,237)	(38,579,233)	(25,171,425)	(15,552,044)	-	(6,609,355)	(1,808,857)	(112,214,151)
Conversion effect depreciation	1,821,057	8,082,936	14,171,760	5,747,971	-	528,252	-	30,351,976
Others increase (decreased) (1)	34,879,083	59,737,810	27,530,952	4,432,463	25,533,318	271,976	5,587,805	157,973,407
Divestitures (cost)	(401,557)	(65,792)	(20,065,136)	(7,645,330)	-	(629,411)	(392,883)	(29,200,109)
Divestitures (depreciation)	63,935	50,276	19,750,911	7,307,878	-	365,518	323,801	27,862,319
Changes	43,278,133	55,005,110	4,697,627	5,066,601	15,765,698	2,712,096	8,059,583	134,584,848
Book Value	581,500,751	369,802,866	83,085,838	51,218,530	211,047,748	29,727,374	30,463,195	1,356,846,302

As of December 31, 2022
Historic cost	862,106,306	813,091,440	253,015,079	164,415,831	211,047,748	91,014,222	48,703,199	2,443,393,825
Accumulated depreciation	(280,605,555)	(443,288,574)	(169,929,241)	(113,197,301)	-	(61,286,848)	(18,240,004)	(1,086,547,523)
Book Value	581,500,751	369,802,866	83,085,838	51,218,530	211,047,748	29,727,374	30,463,195	1,356,846,302
(1)	Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies”

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

The balance of the land at the end of each year is as follows:

	As of December 31, 2022	As of December 31, 2021
	ThCh$	ThCh$
Land	280,329,704	275,540,602
Total	280,329,704	275,540,602
Capitalized interest as of December 31, 2022 amounted ThCh$
797,442
 (ThCh$
1,074,074
as of December 31, 2021 and ThCh$ 1,087,157 as of December 31,2020), using an annually capitalization rate of
3.64
% (
2.04
% as of December 31, 2021 and
2.64
% as of December 31, 2020).

The Company, through its subsidiary Viña San Pedro Tarapacá S.A., has biological assets corresponding to vines that produce grapes. The vines are segmented into those under formation and those under production, and they are grown both on leased and owned land, The grapes harvested from these vines are used in the manufacturing of wine, which is marketed both in the domestic market and abroad.

As of December 31, 2022, the Company maintained approximately 5,165 hectares of which 4,730 are for vines in production stage. Of the total hectares mentioned above, 4,409 correspond to own land and 321 to leased land.

The vines under formation are recorded at historic cost, and only start being depreciated when they are transferred to the production phase, which occurs in the majority of cases in the third year after plantation, when they start producing grapes commercially (in volumes that justify their production-oriented handling and later harvest).

During 2022, the production in plant vines yield was approximately 58.7 million kilos of grapes (57.7 million kilos of grapes in 2021).

By the nature of business of the Company, in the value of the assets it is not considered to start an allowance for cost of dismantling, removal or restoration.

In relation to impairment losses on Property, plant and equipment, Management has analyzed internal and external indicators and has not found evidence of impairment at December 31, 2022.

The depreciation for the year ended as of December 31, 2022 and 2021, recognized in net income and other assets is as follows:

	As of December 31, 2022	As of December 31, 2021
	ThCh$	ThCh$
Recognized in net incomes (*)	111,196,521	112,558,965
Recognized in others assets	1,017,630	818,522
Total	112,214,151	113,377,487

(*) Includes ThCh$ 1,772,514 (ThCh$ 1,178,953  as of December 31, 2021 and ThCh$ 1,847,312 as of December 31, 2020) of depreciation of agr icu
ltural assets (barrels), related to the cost of selling wine.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

Note 20
Investment Property

Investment property movements are detailed as follows:

	Lands	Buildings	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2021
Historic cost	5,693,446	2,837,857	8,531,303
Depreciation	-	(825,361)	(825,361)
Book Value	5,693,446	2,012,496	7,705,942

As of December 31, 2021
Depreciation	-	(86,129)	(86,129)
Conversion effect (cost)	(82,337)	(32,513)	(114,850)
Conversion effect (depreciation)	-	2,845	2,845
Other increases (decreases) (1)	1,502,451	541,355	2,043,806
Changes	1,420,114	425,558	1,845,672
Book Value	7,113,560	2,438,054	9,551,614

As of December 31, 2021
Historic cost	7,113,560	3,346,699	10,460,259
Depreciation	-	(908,645)	(908,645)
Book Value	7,113,560	2,438,054	9,551,614

As of December 31, 2022
Transfers from PPE (cost)	277	-	277
Impairment	(121,880)	-	(121,880)
Depreciation	-	(85,267)	(85,267)
Conversion effect (cost)	(1,859,082)	(712,681)	(2,571,763)
Conversion effect (depreciation)	-	66,700	66,700
Other increases (decreases) (1)	2,528,154	916,159	3,444,313
Changes	547,469	184,911	732,380
Book Value	7,661,029	2,622,965	10,283,994

As of December 31, 2022
Historic cost	7,661,029	3,550,177	11,211,206
Depreciation	-	(927,212)	(927,212)
Book Value	7,661,029	2,622,965	10,283,994
(1)	Corresponds to the financial effect of the application IAS 29 Financial reporting in hyperinflationary economies.

Investment property includes seventeen land properties, two offices and one apartment, situated in Chile, which are maintained for appreciation purposes, with one apartment for being leased and generating ThCh$ 4,534 revenues during period 2022 (ThCh$ 5,836 for the year ended December 31, 2021, and ThCh$ 5,868 for the year ended December 31, 2020). Additionally, there are four properties in Argentina, which are leased and generated an income for ThCh$ 337,638 for period 2022 (ThCh$ 84,859 for the year ended December 31, 2021 and ThCh$ 99,840 for the year ended December 31,2020). In addition, the expenses associated with such investment properties amounted to ThCh$ 87,499 for the period ended as of December 31, 2022 (ThCh$ 64,916 for the year ended December 31, 2021, and ThCh$ 69,533 for the year ended December 31, 2020).

The market valuation of investment properties exceeds 100% of the book value.

The fair value, of investment property that represent 100% of the carrying amount is ThCh$ 16,173,922.

Management has not detected evidence of impairment of investment property.

The Company does not maintain any pledge or restriction over investment property items.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

Note 21 Other financial liabilities

Debts and financial liabilities classified according to the type of obligation and their classifications in the Consolidated Financial Statements are detailed as follows:

	As of December 31, 2022		As of December 31, 2021
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Bank borrowings (1)	134,737,116	84,839,970	76,169,204	114,492,596
Bonds payable (1)	30,871,086	1,081,682,928	8,087,630	339,740,414
Derivatives not designated as hedges (2)	3,753,264	-	411,954	-
Derivatives designated as hedges (2)	4,605,695	9,183,801	4,776,623	4,036,833
Deposits for return of bottles and containers	11,912,090	-	11,980,948	-
Total	185,879,251	1,175,706,699	101,426,359	458,269,843

(1)  See
Note 5 – Risk administration
.
(2)  See
Note 7 – Financial instruments
.
Current bank borrowings and bonds payable

The maturities and interest rates of these obligations are detailed as follows:

As of December 31, 2022:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76,035,409-0	Cervecera GuayacánSpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	1,645	6,719	8,364	Monthly	3.39
76,035,409-0	Cervecera GuayacánSpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	2,622	10,587	13,209	Monthly	5.65
76,337,371-1	Bebidas CCU-PepsiCoSpA.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	1,010,488	-	1,010,488	At maturity	3.20
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	26,710,141	732,067	27,442,208	At maturity	8.34
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	-	96,199,000	96,199,000	At maturity	5.70
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	USD	2,582,301	-	2,582,301	At maturity	5.16
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	79,750	-	79,750	At maturity	8.70
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	2,006,310	2,006,310	At maturity	1.60
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	1,003,333	1,003,333	At maturity	1.60
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	218,128	-	218,128	At maturity	8.60
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	22,881	-	22,881	At maturity	3.95
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	-	1,662,154	1,662,154	Semiannual	3.45
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	604,555	-	604,555	At maturity	8.66
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	14,806	-	14,806	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	62,115	-	62,115	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	600	-	600	Semiannual	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	4,453	245,937	250,390	Semiannual	5.30
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	8,907	491,874	500,781	Semiannual	5.30
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Galicia	Argentina	ARS	-	2,999	2,999	Dialy	0.00
0-E	Saenz Briones & Cía. S.A.I.C	Argentina	0-E	Santander - Argentina	Argentina	ARS	9,622	-	9,622	At maturity	46.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	5,550	516,467	522,017	Semiannual	5.30
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	4,638	516,467	521,105	Semiannual	5.30
Total							31,343,202	103,393,914	134,737,116

(*)
The amount based on the undiscounted contractual flows is found in
Note 5 – Risk administration
,

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bonds payable
90,413,000-1	Compañía Cervecerías Unidas S.A.(1)	Chile	Bond H	573 03/23/2009	Chile	UF	3,773,458	3,174,589	6,948,047	Semiannual	4.25
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond J	898 06/28/2018	Chile	UF	1,180,641	3,684	1,184,325	Semiannual	2.90
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond L	897 06/28/2018	Chile	UF	50,640	13,420,052	13,470,692	Semiannual	1.20
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond M	898 06/28/2018	Chile	UF	62,890	278,815	341,705	Semiannual	1.60
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond Internacional	144A/Regulation S	United States	USD	6,882,197	-	6,882,197	Semiannual	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond P	897 06/28/2018	Chile	UF	705,938	-	705,938	Semiannual	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond R	1115 08/20/2022	Chile	UF	1,059,348	-	1,059,348	Semiannual	2.70
91,041,000-8	Viña San Pedro Tarapacá S.A. (2)	Chile	Bond D	986 12/12/2019	Chile	UF	59,128	219,706	278,834	Semiannual	1.00
Total							13,774,240	17,096,846	30,871,086

(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement,
Note 7 – Financial instruments
.
(2) This obligation is partially hedged by a Cross Currency Interest Rate Swap agreement,
Note 7 – Financial instruments
.
(*)
The amount based on the undiscounted contractual flows is found in
Note 5 – Risk administration
.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

As of December 31, 2021:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	1,421	4,264	5,685	Monthly	3.39
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	2,177	6,530	8,707	Monthly	5.65
76,337,371-1	Bebidas CCU-PepsiCo SpA.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	-	8,182	8,182	At maturity	3.20
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	40,378,828	40,378,828	At maturity	4.56
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	-	639,083	639,083	At maturity	5.70
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	USD	-	11,896,096	11,896,096	At maturity	3.64
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,004,000-5	Banco de Chile	Chile	CLP	-	2,020,163	2,020,163	At maturity	2.20
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	6,313	6,313	At maturity	1.60
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	3,422	3,422	At maturity	1.60
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	-	1,664,071	1,664,071	Semiannual	3.45
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	28,566	-	28,566	At maturity	3.95
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	326,560	16,000,000	16,326,560	At maturity	4.68
0-E	Finca La Celia S.A.	Argentina	0-E	Macro	Argentina	USD	-	255,163	255,163	At maturity	5.50
0-E	Finca La Celia S.A.	Argentina	0-E	Galicia	Argentina	USD	-	254,034	254,034	At maturity	4.75
0-E	Finca La Celia S.A.	Argentina	0-E	Patagonia	Argentina	ARS	1,345,109	-	1,345,109	Dialy	37.50
0-E	Finca La Celia S.A.	Argentina	0-E	BBVA	Argentina	ARS	537,105	-	537,105	Dialy	38.00
0-E	Finca La Celia S.A.	Argentina	0-E	Macro	Argentina	ARS	246,587	-	246,587	Dialy	38.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	39,084	-	39,084	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	68,671	-	68,671	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	21,498	416,277	437,775	Semiannual	5.95
Total							2,616,778	73,552,426	76,169,204
(*)
The amount based on the undiscounted contractual flows is found in
Note 5 – Risk administration
.

Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	Maturity (*)
							0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bonds payable
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bono H	573 23/03/2009	Chile	UF	582,445	5,619,575	6,202,020	Semiannual	4.25
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bono J	898 28/06/2018	Chile	UF	1,042,130	3,258	1,045,388	Semiannual	2.90
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bono L	897 28/06/2018	Chile	UF	50,459	240,984	291,443	Semiannual	1.20
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bono M	898 28/06/2018	Chile	UF	55,622	246,436	302,058	Semiannual	1.60
91,041,000-8	Viña San Pedro Tarapacá S.A. (2)	Chile	Bono D	986 12/12/2019	Chile	UF	89,699	157,022	246,721	Semiannual	1.00
Total							1,820,355	6,267,275	8,087,630
(
1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement,
Note 7 – Financial instruments
.
(2) This obligation is partially hedged by a Cross Currency Interest Rate Swap agreement,
Note 7 – Financial instruments
.
(*)
The amount based on the undiscounted contractual flows is found in
Note 5 – Risk administration
.

Non-current bank borrowings and bonds payable

The maturities and interest rates of these obligations are detailed as follows:

As of December 31, 2022:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	14,141	15,132	26,883	56,156	Monthly	3.39
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	23,137	25,868	55,717	104,722	Monthly	5.65
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	40,000,000	-	40,000,000	At maturity	8.34
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	2,000,000	-	-	2,000,000	At maturity	8.70
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	6,710,993	-	6,710,993	At maturity	8.60
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	2,998,735	-	-	2,998,735	At maturity	3.95
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	3,299,391	-	-	3,299,391	Semiannual	3.45
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	16,000,000	-	16,000,000	At maturity	8.66
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	659,034	1,054,454	2,504,328	4,217,816	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	1,365,925	2,185,478	4,918,354	8,469,757	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	368,400	491,200	122,800	982,400	Semiannual	5.50
Total							10,728,763	66,483,125	7,628,082	84,839,970
(*)
The amount based on the undiscounted contractual flows is found in
Note 5 – Risk administration
.

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bonds payable
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond H	573 03/23/2009	Chile	UF	12,721,446	12,721,446	15,908,546	41,351,438	Semiannual	4.25
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond J	898 06/28/2018	Chile	UF	9,822	9,822	105,422,549	105,442,193	Semiannual	2.90
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond L	897 06/28/2018	Chile	UF	53,071,586	39,800,351	-	92,871,937	Semiannual	1.20
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond M	898 06/28/2018	Chile	UF	503,118	503,118	70,857,871	71,864,107	Semiannual	1.60
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond P	897 06/28/2018	Chile	UF	-	-	70,444,041	70,444,041	Semiannual	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond Internacional	144A/Regulation S	United States	USD	-	-	506,983,975	506,983,975	Semiannual	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond R	1115 08/20/2022	Chile	UF	-	-	139,714,703	139,714,703	Semiannual	2.70
91,041,000-8	Viña San Pedro Tarapacá S.A. (2)	Chile	Bond D	986 12/12/2019	Chile	UF	344,064	52,666,470	-	53,010,534	Semiannual	1.00
Total							66,650,036	105,701,207	909,331,685	1,081,682,928
(1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement,
Note 7 – Financial instruments
.
(2) This obligation is partially hedged by a Cross Currency Interest Rate Swap agreement,
Note 7 – Financial instruments
.
(*)
The amount based on the undiscounted contractual flows is found in
Note 5 – Risk administration
.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

As of December 31, 2021:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	11,370	11,370	34,210	56,950	Monthly	3.39
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	17,414	17,414	69,268	104,096	Monthly	5.65
76,337,371-1	Bebidas CCU-PepsiCo SpA.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	999,642	-	-	999,642	At maturity	3.20
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	89,872,000	-	-	89,872,000	At maturity	5.70
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	2,000,000	-	-	2,000,000	At maturity	1.60
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	1,000,000	-	-	1,000,000	At maturity	1.60
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	3,299,984	1,651,429	-	4,951,413	Semiannual	3.45
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	-	2,986,511	-	2,986,511	At maturity	3.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	1,012,802	1,350,402	1,799,565	4,162,769	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	3,134,706	4,179,607	1,044,902	8,359,215	Quarterly	5.00
Total							101,347,918	10,196,733	2,947,945	114,492,596
(*) The amount based on the undiscounted contractual flows is found in
Note 5 – Risk administration.

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bonds payable
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bono H	573 03/23/2009	Chile	UF	11,228,960	11,228,960	19,656,626	42,114,546	Semiannual	4.25
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bono J	898 06/28/2018	Chile	UF	8,690	8,690	93,059,342	93,076,722	Semiannual	2.90
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bono L	897 06/28/2018	Chile	UF	403,668	46,891,278	46,588,059	93,883,005	Semiannual	1.20
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bono M	898 06/28/2018	Chile	UF	444,974	444,974	62,771,570	63,661,518	Semiannual	1.60
91,041,000-8	Viña San Pedro Tarapacá S.A. (2)	Chile	Bono D	986 12/12/2019	Chile	UF	418,726	46,585,897	-	47,004,623	Semiannual	1.00
Total							12,505,018	105,159,799	222,075,597	339,740,414
(
1) This obligation is hedged by a Cross Currency Interest Rate Swap agreement,
Note 7 – Financial instruments
.
(2) This obligation is partially hedged by a Cross Currency Interest Rate Swap agreement,
Note 7 – Financial instruments
.
(*)
The amount based on the undiscounted contractual flows is found in
Note 5 - Risk administration
.

Details of the fair value of bank borrowings, financial leases obligations and bonds payable are described in
Note 7 - Financial instruments
.

The effective interest rates of bond obligations are as follows:

Bonds Serie H	4.27%
Bonds Serie J	2.89%
Bonds Serie L	1.21%
Bonds Serie M	0.87%
Bonds International	3.30%
Bonds Serie D	0.53%
Bonds Serie P	3.36%
Bonds Serie R	2.81%
The terms and conditions of the main interest accruing obligations as of December 31, 2022, are detailed as follows:

A)	Bank Borrowings

Banco del Estado de Chile - Bank Loans

a)	On July 27, 2012, the subsidiary Compañía Pisquera Chile S.A. (CPCh) signed a bank loan with the Banco del Estado de Chile for a total of ThCh$ 16,000,000, with maturity on July 27, 2017.

This loan accrues interest at an annual fixed rate of 6.86% and an effective rate of 7.17% per annum. The subsidiary amortized interest semi-annually, and the capital amortization consists of a single payment at the end of the established term.

On July 27, 2017 this
loan was renewed for 5 years, with maturity on July 27, 2022
.

This loan accrues interest at an annual fixed rate of 4.68%. The Subsidiary pays interest semi-annually and the capital amortization consists of a  single payment at the end of the established term.

On July 27, 2022 this loan was renewed for
5 years
, with maturity on July 27, 2027.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

This loan bears interest at a annual fixed rate of 8.664%. The company pays interests semiannually and the principal amortization consists of a single payment at the end of the established term.

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

As of December 31, 2022, the subsidiary and CCU were in compliance with the financial covenants.

b)
On October 15, 2014, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco del Estado de Chile for a total of UF 380,000 (equivalent to ThCh$  13,342,172 as of December 31, 2022) maturing on October 15, 2019.

On October 15, 2019 the subsidiary Viña San Pedro Tarapacá S.A. renegotiated this loan, by an amount of ThCh$ 10,664,833, at a fixed interest rate maturing on April 10, 2020.

On April 13, 2020, the subsidiary Viña San Pedro Tarapacá S.A. renegotiated this loan by an amount of ThCh$ 10,664,833, at a fixed interest rate maturing on April 13, 2021.

The subsidiary amortizes interest and capital in a single payment at the end of the established term,

On April 13, 2021, the loan was fully paid.

c)	On July 15, 2015, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 4,000,000, at a fixed interest rate maturing on July 14, 2020.

The
subsidiary amortizes interest and capital monthly until the end of the established term.

On
July 14, 2020 this loan was paid.

d)	On April 16, 2021, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 1,000,000, at a fixed interest rate maturing on April 17, 2023.

The
subsidiary amortizes interest semi-annually and principal in a single payment at the end of the established term.

e)	On April 21, 2021, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 2,000,000, at a fixed interest rate maturing on April 21, 2023.

The
subsidiary amortizes interest semi-annually and principal in a single payment at the end of the established term.

f)	On July 19, 2022, the subsidiary Cervecería Kunstmann S.A. subscribed a bank loan with Banco del Estado de Chile for a total of ThCh$ 2,000,000, at a fixed interest rate, maturing on July 18, 2025.

The subsidiary amortizes interest semiannually and the principal in a single payment at the end of the established term.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

g)
On August 11, 2022, the subsidiary Cervecería Kunstmann S.A. subscribed a bank loan with Banco del Estado de Chile for a total of ThCh$ 6,750,000, at a fixed interest rate, maturing on August 11, 2027.

The subsidiary amortizes interest semiannually and the principal in a single payment at the end of the established term.

h)	On April 13, 2017, Compañía Cervecerías Unidas S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 40,000,000, at a fixed interest rate, maturing on April 13, 2022.

On April 13, 2022, this loan was renewed for a 5-year term, maturing on April 13, 2027.

The Company amortizes interest semi-annually, and the capital amortization consists in a single payment at the end of the established term.

This obligation is subject to certain reporting obligations in addition to complying with the following financial ratios:

a.
Maintain at the end of each quarter a level of Consolidated Net Financial Debt reflected in each of its quarterly Consolidated Financial Statements not greater than 1,5 times defined as the ratio between Net Financial Debt and Total Adjusted Equity, hereinafter “Consolidated Net Financial Debt Level”. To determine the Consolidated Net Financial Debt Level, it will be based on the quarterly Consolidated Financial Statements and the following will be considered: /i/ “Net Financial Debt”, the difference between /x/ the unpaid amount of the “Financial Debt”, which is the sum of the lines, current and non-current, Bank loans, Bonds and Obligations for financial leases, contained in the Note Other financial liabilities and will not be considered for the calculation and determination of Financial Debt Net, the total amount of the liability for the obligation for rights to use assets of the account or subaccount of "IFRS 16", current and non-current, and /y/ the balance of the Cash and Cash Equivalents item contained in the Statement Consolidated Financial Position of the Issuer, and /ii/ “Total Adjusted Equity” the sum of /x/ Total Equity e /y/ the sum of the accounts Provisional Dividends, Dividends provisioned according to policy, as well as all other accounts related to provision of dividends contained in the Statement Consolidated of Changes in the Issuer's Equity.

b.
The Issuer must maintain a consolidated financial expense coverage of not less than 3 times, defined as the ratio between ORBDA and Financial Costs
.
ORBDA is the sum of the accounts Gross Margin and Other Income by Function, less the accounts Distribution Costs, Administrative Expenses and Other Expenses by Function and plus the line Depreciation and Amortization recorded in the Note Costs and Expenses by Nature. For Financial Costs, the account of the same name contained in the Consolidated Statement of Income by Function. The Consolidated Financial Expense Coverage will be calculated for the twelve consecutive months prior to the date of the corresponding Consolidated Financial Statements, including the month of closing of such Consolidated Financial Statements.

c.
The Issuer shall maintain an Adjusted Shareholders' Equity at the consolidated level of at least ThCh$ 312,516,750. For these purposes, Adjusted Shareholders' Equity corresponds to the sum of /i/ the account Equity attributable to owners of the controlling company contained in the Consolidated Statement of Financial Position, and /ii/ the sum of the accounts Dividends, Dividends provided according to policy, as well as all other accounts related to provision for dividends, contained in the Consolidated Statement of Changes in Shareholders' Equity.

d.
The Issuer shall maintain unencumbered assets for an amount equal to at least 1.2 times the outstanding amount of unsecured financial debt, For these purposes, assets and debts shall be valued at book value. The term "unencumbered assets" means: /a/ the difference between /i/ the Total Assets account in the Consolidated Statement of Financial Position, and /ii/ the assets pledged as collateral indicated in the Note on Contingencies and Commitments of the Consolidated Financial Statements; and /b/ Financial Debt, the definition given to this term is found in the Indenture.

e.
The Issuer shall maintain, either directly or indirectly, ownership over more than 50% of the subscribed and paid-up shares and over the voting rights of the following companies: Cervecera CCU Chile Ltda. and Embotelladoras Chilenas Unidas S.A.

f.
The Issuer shall not sell, nor allow them to be sold, nor assign ownership and not to transfer and/or in any way dispose of, either through one transaction or a series of transactions, directly or indirectly, assets of its property and those of its subsidiaries necessary to maintain in Chile, directly and/or through one or more subsidiaries, a nominal installed capacity for the production, indistinctly, of Beer and/or Alcoholic Beverages and/or Nectars and/or Mineral and/or Bottled Waters, hereinafter the "Essential Businesses", equal to or not less, either with respect to one or more of the aforementioned categories or all of them together, than
15.9
million hectoliters per year.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

g.
The Issuer shall maintain, directly or through a subsidiary, ownership of the trademark "CRISTAL", word or word, for beer, in class 32 of the International Classifier of Products and Services for the registration of trademarks.

h.
The Issuer shall not make investments in instruments issued by "related parties" other than its subsidiaries, nor to carry out with them other transactions outside its normal line of business, under conditions other than those established in Title XVI of the Corporations Law.

As of December 31, 2022, the Company was in compliance with the financial covenants.

i.	On July 12, 2022, Compañía Cervecerías Unidas S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 30,000,000 at a fixed interest rate, maturing on July 12, 2024 .

The Company amortizes interest semi-annually, and the capital amortization consists in a single payment at the end of the established term.

As of December 23, 2022, this loan was prepaid.

j.	On August 25, 2022, Compañía Cervecerías Unidas S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 10,000,000 at a fixed interest rate, maturing on August 25, 2027 .

The Company amortizes interest semi-annually, and the capital amortization consists in a single payment at the end of the established term.

      As of December 23, 2022, this loan was prepaid.

Banco de Chile – Bank Loans

a)	On August 25, 2016, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco de Chile for a total of ThCh$ 400,000 at a fixed interest rate maturing on August 24, 2018.

The subsidiary amortizes interest and capital in a single payment at the end of the established term.

On August 24, 2018, the loan was renewed, maturing on August 24, 2020.

On August 24, 2020, this loan was paid.

b)
On July 5, 2021, the subsidiary Cervecera GuayacánSpA. subscribed a bank loan with Banco de Chile for a total of UF 2,110 (equivalent to ThCh$ 74,084 as of December 31, 2022), at a fixed interest rate, maturing on June 5, 2031.

The subsidiary amortizes interest and principal on a monthly basis, with a first payment on August 5, 2021.

c)
On December 17, 2021, the subsidiary Cervecera GuayacánSpA. subscribed a bank loan with Banco de Chile for a total of UF 3,663 (equivalent to ThCh$ 128,612 as of December 31, 2022), at a fixed interest rate, maturing on November 17, 2031.

The subsidiary amortizes interest and principal on a monthly basis.

Scotiabank Chile – Bank Loans

a)
On June 18, 2018, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Scotiabank Chile for a total of US$ 11,600,000 (equivalent to ThCh$ 9,927,976 as of December 30, 2022). It accrues interest at a compound floating rate Libor at 90 days plus a fixed margin, maturing on June 18, 2021.

The subsidiary pays quarterly interest and amortization of capital consists of a single payment at the end of the deadline.

This debt was carried at Euro and fixed interest rate, through the contracting of a USD-EUR currency swap and an interest rate swap, respectively. See details of the Company's hedging strategies in
Note 5 – Risk administration
and
Note 7 – Financial instruments
.

On June 18, 2021, the loan was fully paid.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

b)	On April 17, 2019, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Scotiabank Chile for a total of ThCh$ 1,000,000, at a fixed interest rate, maturing on April 16, 2021.

The subsidiary amortizes interest semi-annually and capital amortization consists in a single payment at the end of the established term.

On April 16, 2021, the loan was fully paid.

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

The bank loan mentioned above requires complying certain informational requirements and also compliance with certain financial ratios that are described below:

a.
A Coverage of Financial Expenses higher than or equal to three times. For these purposes, Financial Expenses Coverage is defined as ORBDA divided by the item “Financial Expenses” of the Consolidated Financial Statements of the Debtor measured over the last 12 months, ORBDA is defined as the Operating Income plus Depreciation for the Year and plus amortization of Intangible Assets.

b.
A ratio of Net Financial Debt to ORBDA less than or equal to three times. For these purposes the Net Financial Debt is the difference between /i/ the sum of the item “Others Financial Liabilities, Current and Non-Current”; and /ii/ the sum of the item "Cash and Cash Equivalent" in the Consolidated Financial Statements of the Debtor.

Additionally, this loan forces the subsidiary to comply with certain negative restrictions, such as not granting real guarantees
.
These are pledges and mortgages to guarantee its own or third-party obligations without prior authorization and by writing of the Bank for an amount equal to or greater than ten percent of the total fixed assets of the Debtor.

As of December 31, 2022, the subsidiary was in compliance with the financial covenants.

d)
On February 18, 2020, the subsidiary Bebidas CCU-PepsiCo SpA. signed a bank loan with Scotiabank Chile for a total of ThCh$ 2,000,000 at a fixed interest rate and maturity on February 18, 2023. The Company recognized the 50% of this loan in accordance with its participation on this joint operation.

The subsidiary amortizes interest semi-annually and capital amortization consists of a single payment at the end of the established term.

e)	On March 17, 2020, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Scotiabank Chile for a total of ThCh$ 3,000,000 at a fixed interest rate and maturity on March 16, 2025.

The subsidiary amortizes interest semi-annually and capital amortization consists of a single payment at the end of the established term.

The bank loan mentioned above is required to comply certain informational requirements and also compliance with certain financial ratios that are described below:

a.
A Coverage of Financial Expenses higher than or equal to three times. For these purposes, Financial Expenses Coverage is defined as ORBDA divided by the item “Financial Expenses” of the Consolidated Financial Statements of the Debtor measured over the last 12 months, ORBDA is defined as the Operating Income plus Depreciation for the Year and plus amortization of Intangible Assets.

b.
A ratio of Net Financial Debt to ORBDA less than or equal to three times, For these purposes, the Net Financial Debt is the difference between /i/ the sum of the item “Others Financial Liabilities, Current and Non-Current”; and /ii/ the sum of the item "Cash and Cash Equivalent" in the Consolidated Financial Statements of the Debtor.

Additionally, this loan forces the subsidiary to comply with certain negative restrictions, such as not granting real guarantees
.
These are pledges and mortgages to guarantee its own or third-party obligations without prior authorization and by writing the Bank for an amount equal to or greater than ten percent of the total fixed assets of the Debtor.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

As of December 31, 2022,
the subsidiary was in compliance with the financial covenants.

f)	On October 13, 2021, Compañía Cervecerías Unidas S.A. signed a bank loan with Scotiabank Chile for a total of ThCh$ 90,000,000, at a fixed interest rate, maturing on April 6, 2023.

The Company amortizes interest on a monthly basis and the principal amortization consists of a single payment at the end of the established maturity date.

Banco Itaú Corpbanca – Bank Loans

a)
On April 23, 2019, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Itaú Corpbanca for a total of US$ 14,000,000 (equivalent to ThCh$ 11,982,040 as of December 31, 2022), at a fixed interest rate, maturing on April 22, 2022.

The subsidiary amortizes interest semi-annually and capital amortization consists in a single payment at the end of the established term.

On April 22, 2022, the loan was fully paid.

b)	On April 22, 2019, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco Itaú Corpbanca for a total of ThCh$ 2,000,000, at a fixed interest rate, maturing on April 21, 2021.

The subsidiary amortizes interest semi-annually and capital amortization consists in a single payment at the end of the established term.

On April 21, 2021, the loan was fully paid.

c)
On May 10, 2015, the subsidiary Cervecera GuayacánSpA. entered into a bank loan with Banco Itaú Corpbanca for a total of UF 3,067 (equivalent to ThCh$ 107,685 as of December 31, 2022), at a fixed interest rate, maturing on May 10, 2030.

The subsidiary amortizes interest and principal on a monthly basis, with a first payment on June 10, 2015.

On July 5, 2021, the loan was fully paid.

Banco	Mercantil Santa Cruz S.A. – Bank loans

a)
On June 26, 2017, the subsidiary BBO S.A.
signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 68,877,500 bolivians (equivalent to ThCh$ 8,451,269), at a fixed interest rate, maturing on May 1, 2027.

The subsidiary amortizes quarterly interest and and capital amortization began on September 10, 2019 in a quarterly basis.

b)
On May 31, 2019, the subsidiary BBO S.A. signed a bank loan with Banco Mercantil Santa Cruz
S.A. for a total of 34,300,000 bolivians (equivalent to ThCh$ 4,217,871 as of December 31, 2022), at a fixed interest rate, maturing on April 8, 2029.

The subsidiary
BBO S.A.
pays quarterly interest and capital amortization began on August 18, 2021 also quarterly,

c)
On May 5, 2020, the subsidiary BBO S.A. signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 13,720,000 bolivians (equivalent to ThCh$ 1,687,148 as of December 31, 2022), at a fixed interest rate and maturing on April 25, 2022.

The subsidiary amortizes quarterly interest and and capital amortization began on November 1, 2020 in a quarterly basis.

On April 25, 2022, the loan was fully paid.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

d)
On June 30, 2022,
the subsidiary BBO S.A. signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of
5,400,000
bolivians (equivalent to ThCh$ 664,038 as of
December 31, 2022
), at a fixed interest rate and maturing on
May
29, 2028
.

The subsidiary amortizes quarterly interest and and capital amortization begins on December 16, 2024 in a quarterly basis.

Banco	Itaú – Bank loan

a)
On February 20, 2018, the subsidiary Milotur S.A. signed a bank loan with Banco Itaú for a total of UI 15,139,864.80
(equivalent to ThCh$  1,800,569 as of December 31, 2022), at a fixed interest rate, maturing on February 20, 2021.

The subsidiary amortizes interest monthly and capital will be pa
i
d at the end of the established term.

On February 20, 2021,
the loan was fully paid.

B)	Bonds

Series H Bonds – CCU S.A.

On March 23, 2009, under number 573, the Company recorded in the Securities Record the issue of bonds Series H for UF 2 million (the balance outstanding is ThCh$ 47,878,631 as of December 31, 2022), with 21 years terms
.
Emission was placed in the local market on April 2, 2009.  The issuance of the Bond H was UF 2 million with maturity on March 15, 2030, with a discount amounting to ThCh$ 156,952, and accrues interest at an annual fixed rate of 4.25%, with amortizes interest and capital annually.

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

c.
Maintain at the end of each quarter, assets free of liens for an amount equal to, at least, 1
.
2, defined as the ratio of Total Assets free of lien and Financial Debt free of lien
.
Total Assets free of lien are defined as Total Assets less assets pledged as collateral for cautioned obligations of third parties, Financial Debt free of lien is defined as the sum of lines Bank Loans, Bonds payable and Finance lease obligations contained in Note Other financial liabilities of the Consolidated Financial Statements. These latter obligations are currently presented in a specific item and note.

d.
Maintain at the end of each quarter a minimum equity of ThCh$
312,516,750
, meaning Equity Attributable to Equity Holders of the Parent plus the Dividends provisioned account, according to policy included in the Statement of Changes in Equity
.
This requirement will increase in the amount resulting from each revaluation of property, plant and equipment to be performed by the Issuer.

1
ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

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

The inflation risk associated to the interest rate to which Bond H is exposed is mitigated through the use of Cross Currency Swap contracts, which fix the rate. See details of the Company's hedging in
Note 7 – Financial Instruments.

As of December 31, 2022,
the Company was in compliance with the financial covenants.

Series J Bonds – CCU S.A.

On June 28, 2018, CCU S.A. registered in the Securities Register, under the number 898, the issuance of its Series J Bond, bearer and dematerialized, for a total of UF 3 million (the balance outstanding is ThCh$ 105,332,940 as of December 31, 2022) with maturity on August 10, 2043. The Series J bonds will accrue on the unpaid capital expressed in Unidades de Fomento, an annual interest of 2.9%, compounded, due, calculated on the basis of equal semesters of 180 days, equivalent to 1.4396% semi-annual. Interest will accrue as of August 10, 2018, will be paid semiannually as of February 10, 2019.

The issue was subscribed with Banco BICE as the representative of the bond holders and the payer bank and requires the Company to comply with the following financial indicators with respect to its Consolidated Financial Statements and other specific requirements:

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
The Issuer must maintain a consolidated financial expense coverage of not less than three times, defined as the ratio between ORBDA
2
and Financial Expenses
.
ORBDA is the sum of the accounts Gross margin and Other income per function, minus the accounts Distribution expenses, Administrative expenses and Other expenses per function and plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature
.
Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function. The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of twelve consecutive months prior to the date of the corresponding Consolidated Financial Statements, including the closing month of said Consolidated Financial Statements.

c.
Maintain an Adjusted Equity at a consolidated level for an amount of at least equal to ThCh$ 312,516,750. For these purposes, Adjusted Equity corresponds to the sum of / i / the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, and / ii / the sum of the accounts Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity.

2	ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

d.
Maintain Lien-Free Assets for an amount equal to at least 1.2 times the unpaid amount of the Financial Debt without collateral. For these purposes, the assets and debts will be valued at book value
.
The following shall be understood: / a / Assets Free of Liens is the difference between / i / the Total Assets account in the Consolidated Statement of Financial Position, and / ii / the assets given as guarantees indicated in the Note on Contingencies and Commitments of the Consolidated Financial Statements; and / b / Financial Debt is defined in the Issuance Contract.

e.
Maintain, directly or indirectly, the ownership of more than fifty percent of the social rights and of the subscribed and paid shares, respectively, of: / a / Cervecera CCU Chile Limitada and / b / Embotelladoras Chilenas Unidas S.A.

f.
Not sell, nor allow the sale of, nor assign the ownership of, nor transfer and/or in any way alienate, either through a transaction or a series of transactions, directly or indirectly, assets of the Company’s property and/or its subsidiaries necessary to maintain in Chile, directly and / or through one or more Subsidiaries, a nominal installed capacity for the production without distinction of Beers and / or non-alcoholic Beverages and / or Nectars and / or Mineral and / or Packaged Waters, Hereinafter, the "Essential Businesses" equal to and not inferior to, either with respect to one or more of the aforementioned categories or all of them together, 15.9 million hectoliters per year.

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
December 31, 2022,
the Company was in compliance with the financial covenants.

Series L Bonds – CCU S.A.

On June 28, 2018 under the number 897, CCU S.A. recorded in the Securities Registry the issuance of a 10-years Bonds line
.
The issuer may issue one or more series of Bonds directed to the market general.

By public complimentary deed on June 10, 2020 the Company recorded in the Securities Record the issue of Bonds Series L for UF 3 million (the balance outstanding is ThCh$ 105,332,940 as of December 31, 2022), maturing on June 1, 2027. The L Series Bonds will accrue on the unpaid capital expressed in UF an interest rate of 1.20% calculated on the basis of equal semesters of 180 days, equivalent to 0.5982% semiannual
.
The interests will be accrued from June 1, 2020 and will be paid semiannually as from December 1, 2020
.
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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

b.
The Issuer must maintain a Consolidated Financial Expense Coverage of no less than three times defined as the ratio between ORBDA
3
and Financial Expenses
.
ORBDA is defined as the sum of the items Gross margin and Other income per function minus the items Distribution expenses, Administrative expenses, and Other expenses per function registered in the Consolidated Financial Statments of Incomes of the quarterly Consolidated Financial Statement of the issuer, plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature
.
Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function. The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of 12 consecutive months prior to the date of the corresponding Consolidated Financial Statements including the closing month of said Consolidated Financial Statements.

c.
The issuer must maintain an Adjusted Equity at a consolidated level for an amount of at least equal to ThCh$ 312,516,750. For these purposes, Adjusted Equity corresponds to the sum of /i/ the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, and /ii/ the sum of the accounts Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity.

d.
The issued must maintain Lien-Free Assets for an amount equal to at least 1.2 times the unpaid amount of the Financial Debt without collateral. For these purposes, the assets and debts will be valued at book value
.
The following shall be understood: /a/ Assets Free of Liens is the difference between /i/ the Total Assets account in the Consolidated Statement of Financial Position, and /ii/ the assets given as guarantees indicated in the Note on Contingencies and Commitments of the Consolidated Financial Statements; and /b/ Fianancial Debt is the definition given to said term in numeral Four letter a/ /i/ of the Fifteenth clause of the Issuance Contract
.
It is expressly recorded and established that as of the mandatory entry of IFRS 16 on January 1, 2019, which was issued and approved by the International Accounting Standards Board regarding the calculation of Financial Debt that must be made in accordance with numerals Four and Five of Clause Fifteen of the Issuance Contract after said date
.
The account or respective subaccount refers to the total amount of the liability for obligation for rights of use assets or the name that the Commission defines for this purpose. Due to the entry of the aforementioned standard, it must be disclosed as a financial liability within the items, Other current financial liabilities and Other non-current financial liabilities, which will not be considered, incorporated or used for the calculation and determination of said Financial Debt.

e.
Maintain, directly or indirectly, the ownership of more than fifty percent of the social rights and of the subscribed and paid shares, respectively, of: /a/ Cervecera CCU Chile Limitada and /b/ Embotelladoras Chilenas Unidas S.A.

f.
Not sell, nor allow the sale of, nor assign the ownership of, nor transfer and/or in any way alienate, either through a transaction or a series of transactions, directly or indirectly, assets of the Company’s property and/or its subsidiaries necessary to maintain in Chile, directly and/or through one or more Subsidiaries, a nominal installed capacity for the production without distinction of Beers and/or non-alcoholic Beverages and/or Nectars and/or Mineral and/or Packaged Waters, Hereinafter, the "Essential Businesses" equal to and not inferior to either with respect to one or more of the aforementioned categories or all of them together, 15.9 million hectoliters per year.

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
Note 7 – Financial Instruments.
As of December 31, 2022, the Company was in compliance with the financial covenants.

Series M Bonds – CCU S.A.

On June 28, 2018 under the number 898, CCU S.A. recorded in the Securities Registry the issuance of a 30-years Bonds line
.
The issuer may issue one or more series of Bonds directed to the market general.

As stated in a complementary public deed, dated June 10, 2020, the Series M Bond has been placed, bearer and dematerialized, for a total of UF 2 million (the balance outstanding is ThCh$ 70,221,960 as of December 31, 2022) with maturity on June 1, 2030. The Series M bonds will accrue interest at an annual rate of 1.60% per annum on the unpaid principal expressed in Unidades de Fomento, compounded, due, calculated on the basis of equal semesters of 180 days, equivalent to 0.7968% per semester
.
Interest will accrue as from June 1, 2020, will be paid semi-annually as from December 1, 2020 and principal will be paid at the end of the bond term.

3
ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

The issue was subscribed with Banco BICE as representative of the bond holders and as paying bank, It requires that the Company complies with the following financial covenants on its Consolidated Financial Statements and other specific requirements:

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

b.
The Issuer must maintain a Consolidated Financial Expense Coverage of not less than three times defined as the ratio between ORBDA
4
 and Financial Expenses. ORBDA is defined as the sum of the items Gross margin and Other income per function minus the items Distribution expenses, Administrative expenses, and Other expenses per function registered in the Consolidated Financial Statments of Incomes of the quarterly Consolidated Financial Statement of the issuer, plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature
.
Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function. The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of 12 consecutive months prior to the date of the corresponding Consolidated Financial Statements, including the closing month of said Consolidated Financial Statements.

c.
The issuer must maintain an Adjusted Equity at a consolidated level for an amount of at least equal to ThCh$ 312,516,750
.
 For these purposes, Adjusted Equity corresponds to the sum of /i/ the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, and /ii/ the sum of the accounts Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity.

d.
The issued must maintain Lien-Free Assets for an amount equal to at least 1.2 times the unpaid amount of the Financial Debt without collateral. For these purposes, the assets and debts will be valued at book value. The following shall be understood: /a/ Assets Free of Liens is the difference between /i/ the Total Assets account in the Consolidated Statement of Financial Position, and /ii/ the assets given as guarantees indicated in the Note on Contingencies and Commitments of the Consolidated Financial Statements, and /b/ Fianancial Debt is the definition given to said term in numeral Four letter a/ /i/ of the Fifteenth clause of the Issuance Contract
.
It is expressly recorded and established that as of the mandatory entry of IFRS 16 on January 1, 2019, it was issued and approved by the International Accounting Standards Board, Regarding the calculation of Financial Debt that must be made in accordance with numerals Four and Five of Clause Fifteen of the Issuance Contract after said date, the account or respective subaccount referred to the total amount of the liability for obligation for rights of use assets or the name that the Commission defines for this purpose. Due to the mandatory entry of the aforementioned, the standard must be disclosed as a financial liability within the items Other current financial liabilities and Other non-current financial liabilities, will not be considered, incorporated or used for the calculation and determination of said Financial Debt.

e.
Maintain directly or indirectly, the ownership of more than fifty percent of the social rights and of the subscribed and paid shares, respectively of: /a/ Cervecera CCU Chile Limitada and /b/ Embotelladoras Chilenas Unidas S.A.

f.
Not sell, nor allow the sale of, nor assign the ownership of, nor transfer and/or in any way alienate, either through a transaction or a series of transactions, directly or indirectly, assets of the Company’s property and/or its subsidiaries necessary to maintain in Chile, directly and/or through one or more Subsidiaries, a nominal installed capacity for the production, without distinction of Beers and/or non-alcoholic Beverages and/or Nectars and/or Mineral and/or Packaged Waters, Hereinafter, the "Essential Businesses" equal to and not inferior to, either with respect to one or more of the aforementioned categories or all of them together, 15.9 million hectoliters per year.

4
ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

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

The inflationary risk associated to the interest rate in which this Bond M is exposed is mitigated by the use of Cross Currency Swap contracts, which fix the rate. See details of the Company's hedging in
Note 7 - Financial instruments
.

As of December 31, 2022, the Company was in compliance with the financial covenants.

Series P Bonds – CCU S.A.

On March 15, 2022 under the number 897, CCU S.A. recorded in the Securities Registry the issuance of a 10-years Bonds line. The issuer may issue one or more series of Bonds directed to the market general.

As stated in a complementary public deed, dated March 30, 2022, the Series P Bond has been placed, bearer and dematerialized, for a total of UF 2 million (the balance outstanding is ThCh$ 70,221,960 as of December 31, 2022) with maturity on March 15, 2032. The Series P bonds will accrue interest at an annual rate of 3.35% per annum on the unpaid principal expressed in Unidades de Fomento, compounded, due, calculated on the basis of equal semesters of 180 days, equivalent to 1.6% per semester, Interest will accrue as from March 15, 2022, will be paid semi-annually as from September 15, 2022 and principal will be paid at the end of the bond term.

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
The Issuer must maintain a Consolidated Financial Expense Coverage of not less than three times defined as the ratio between ORBDA
5
 and Financial Expenses
.
ORBDA is defined as the sum of the items Gross margin and Other income per function minus the items Distribution expenses, Administrative expenses, and Other expenses per function registered in the Consolidated Financial Statments of Incomes of the quarterly Consolidated Financial Statement of the issuer, plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature
.
Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function
.
The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of 12 consecutive months prior to the date of the corresponding Consolidated Financial Statements, including the closing month of said Consolidated Financial Statements.

c.
The issuer must maintain an Adjusted Equity at a consolidated level for an amount of at least equal to ThCh$ 312,516,750. For these purposes, Adjusted Equity corresponds to the sum of /i/ the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, and /ii/ the sum of the accounts Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity.

5
ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

d.
The issued must maintain Lien-Free Assets for an amount equal to at least 1.2 times the unpaid amount of the Financial Debt without collateral. For these purposes, the assets and debts will be valued at book value. The following shall be understood: /a/ Assets Free of Liens is the difference between /i/ the Total Assets account in the Consolidated Statement of Financial Position, and /ii/ the assets given as guarantees indicated in the Note on Contingencies and Commitments of the Consolidated Financial Statements, and /b/ Fianancial Debt is the definition given to said term in numeral Four letter a/ /i/ of the Fifteenth clause of the Issuance Contract. It is expressly recorded and established that as of the mandatory entry of IFRS 16 on January 1, 2019, it was issued and approved by the International Accounting Standards Board, Regarding the calculation of Financial Debt that must be made in accordance with numerals Four and Five of Clause Fifteen of the Issuance Contract after said date, the account or respective subaccount referred to the total amount of the liability for obligation for rights of use assets or the name that the Commission defines for this purpose. Due to the mandatory entry of the aforementioned, the standard must be disclosed as a financial liability within the items Other current financial liabilities and Other non-current financial liabilities, will not be considered, incorporated or used for the calculation and determination of said Financial Debt.

e.
Maintain directly or indirectly, the ownership of more than fifty percent of the social rights and of the subscribed and paid shares, respectively of: /a/ Cervecera CCU Chile Limitada and /b/ Embotelladoras Chilenas Unidas S.A.

f.
Not sell, nor allow the sale of, nor assign the ownership of, nor transfer and/or in any way alienate, either through a transaction or a series of transactions, directly or indirectly, assets of the Company’s property and/or its subsidiaries necessary to maintain in Chile, directly and/or through one or more Subsidiaries, a nominal installed capacity for the production, without distinction of Beers and/or non-alcoholic Beverages and/or Nectars and/or Mineral and/or Packaged Waters, Hereinafter, the "Essential Businesses" equal to and not inferior to, either with respect to one or more of the aforementioned categories or all of them together, 15.9 million hectoliters per year.

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

The inflationary risk associated to the interest rate in which this Bond P is exposed is mitigated by the use of Cross Currency Swap contracts, which fix the rate. See details of the Company's hedging in
Note 7 - Financial instruments
.

As of December 31, 2022, the Company was in compliance with the financial covenants.

Series International – CCU S.A.

On January 19, 2022, the Company issued and placed in the international markets bonds in the amount of US$ 600,000,000 (equivalent to ThCh$ 513,516,000 as of December 31, 2022), with an annual interest rate of 3.350%, payable semiannually for a term of 10 years, and payment of principal in one installment at maturity on January 19, 2032, subject to Rule 144 and Regulation S of the U.S. Securities Act of 1933.

Bond Serie R – CCU S.A.

On August 30, 2022 and under number 1,115, CCU S.A. registered in the relevant securities registry a new line of bonds, in which a line of 30-year bonds was established, under which the issuer may issue one or more series of bonds to the market.

As stated in the complementary public documents dated August 26, 2022, the Series R Bond, bearer and dematerialized, has been placed for a total of UF 4 million (equivalent to ThCh$ 140,443,920 as of December 31, 2022),  maturing on September 15, 2042. The Series R bonds will accrue a compounded annual interest rate of 2.70% on the outstanding principal, expressed in Unidades de Fomento, calculated on the basis of equal semesters of 180 days, equivalent to 1.3410% semiannually. Interest will be accrued as from September 15, 2022, and will be paid semi-annually as from March 15, 2023. The principal will be paid at the end of the bond term.

The issue was subscribed with Banco BICE as representative of the bondholders and paying bank, requiring that the Company complies with the following covenants with respect to its Consolidated Financial Statements and other specific requirements:

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

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

b.
The Issuer must maintain a Consolidated Financial Expense Coverage of no less than three times defined as the ratio between ORBDA
6

and Financial Expenses. ORBDA is defined as the sum of the items Gross margin and Other income per function minus the items Distribution expenses, Administrative expenses, and Other expenses per function registered in the Consolidated Financial Statments of Incomes of the quarterly Consolidated Financial Statement of the issuer, plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature, Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function. The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of 12 consecutive months prior to the date of the corresponding Consolidated Financial Statements including the closing month of said Consolidated Financial Statements
.

c.
The issuer must maintain an Adjusted Equity at a consolidated level for an amount of at least equal to ThCh$ 312,516,750. For these purposes, Adjusted Equity corresponds to the sum of /i/ the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, and /ii/ the sum of the accounts Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity.

d.
The
issued must maintain Lien-Free Assets for an amount equal to at least 1.2 times the unpaid amount of the Financial Debt without collateral. For these purposes, the assets and debts will be valued at book value. The following shall be understood: /a/ Assets Free of Liens is the difference between /i/ the Total Assets account in the Consolidated Statement of Financial Position, and /ii/ the assets given as guarantees indicated in the Note on Contingencies and Commitments of the Consolidated Financial Statements; and /b/ Fianancial Debt is the definition given to said term in numeral Four letter a/ /i/ of the Fifteenth clause of the Issuance Contract. It is expressly recorded and established that as of the mandatory entry of IFRS 16 on January 1, 2019, which was issued and approved by the International Accounting Standards Board regarding the calculation of Financial Debt that must be made in accordance with numerals Four and Five of Clause Fifteen of the Issuance Contract after said date. The account or respective subaccount refers to the total amount of the liability for obligation for rights of use assets or the name that the Commission defines for this purpose. Due to the entry of the aforementioned standard, it must be disclosed as a financial liability within the items, Other current financial liabilities and Other non-current financial liabilities, which will not be considered, incorporated or used for the calculation and determination of said Financial Debt
.

e.
Maintain, directly or indirectly, the ownership of more than fifty percent of the social rights and of the subscribed and paid shares, respectively, of: /a/ Cervecera CCU Chile Limitada and /b/ Embotelladoras Chilenas Unidas S.A.

f.
Not sell, nor allow the sale of, nor assign the ownership of, nor transfer and/or in any way alienate, either through a transaction or a series of transactions, directly or indirectly, assets of the Company’s property and/or its subsidiaries necessary to maintain in Chile, directly and/or through one or more Subsidiaries, a nominal installed capacity for the production without distinction of Beers and/or non-alcoholic Beverages and/or Nectars and/or Mineral and/or Packaged Waters, Hereinafter, the "Essential Businesses" equal to and not inferior to either with respect to one or more of the aforementioned categories or all of them together, 15.9 million hectoliters per year.

g.
Maintain directly or through a Subsidiary, the ownership of the trademark "CRISTAL", brand or word, for beer, in class 32 of the International Classifier of Products and Services for the registration of trademarks.

6
ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

h.
Not to make investments in instruments issued by "related parties" other than the Company’s Subsidiaries, nor to carry out other operations outside its normal line of business, under conditions different from those established in Chapter XVI of open stocks companies law.

As of December 31, 2022, the Company was in compliance with the financial covenants.

Series D Bonds – VSPT S.A.

On December 12, 2019 under the number 986, VSPT recorded in the Securities Registry the issuance of a 10-years Bonds line. The issuer may issue one or more series of Bonds directed to the market general.

By public complimentary deed on June 10, 2020, VSPT recorded in the Securities Record the issue of Bonds Series D for
UF 1.5 millions (equivalent to ThCh$ 1,283,790 as of December 31, 2022), maturing on June 1, 2025. The interest and capital will be paid semiannually from December 1, 2020 at a fixed interest rate of 1.00% annually.

The issue was subscribed with Banco BICE as representative of the bond holders and as paying bank and requires that the Company comply with the following financial covenants on its Consolidated Financial Statements and other specific requirements:

a.
Maintain at the end of each quarter a level of Consolidated Net Financial Debt reflected in each of its quarterly Consolidated Financial Statements not greater than 1.5 times defined as the ratio between Net Financial Debt and Total Adjusted Equity, hereinafter “Consolidated Net Financial Debt Level”. To determine the Consolidated Net Financial Debt Level, it will be based on the quarterly Consolidated Financial Statements and the following will be considered: /i/ “Net Financial Debt”, the difference between /x/ the unpaid amount of the “Financial Debt”, which is the sum of the lines, current and non-current, Bank loans, Bonds and Obligations for financial leases, contained in the Note Other financial liabilities and will not be considered for the calculation and determination of Financial Debt Net, the total amount of the liability for the obligation for rights to use assets of the account or subaccount of "IFRS 16", current and non-current, and /y/ the balance of the Cash and Cash Equivalents item contained in the Statement Consolidated Financial Position of the Issuer, and /ii/ “Total Adjusted Equity” the sum of /x/ Total Equity e /y/ the sum of the accounts Provisional Dividends, Dividends provisioned according to policy, as well as all other accounts related to provision of dividends contained in the Statement Consolidated of Changes in the Issuer's Equity
.

b.
The Issuer must maintain a Consolidated Financial Expense Coverage of no less than 2.5 times defined as the ratio between ORBDA
7
 and Financial Expenses hereinafter, "Consolidated Financial Expense Coverage". For these purposes the following must be considered: /i/ ORBDA is defined as the sum of the items Gross margin and Other income per function, minus the items Distribution expenses, Administrative expenses and Other expenses per function registered in the Consolidated Financial Statments of Incomes of the quarterly Consolidated Financial Statement of the issuer, plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature, /ii/ Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function, The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of 12 consecutive months prior to the date of the corresponding Consolidated Financial Statements, including the closing month of said Consolidated Financial Statements.

c.
The issuer must maintain an Adjusted Equity at a consolidated level for an amount of at least equal to ThCh$ 100,000,000 at the issuing of every quarterly Consolidated Financial Statement. For these purposes, Adjusted Equity corresponds to the sum of /i/ the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, /ii/ the sum of the accounts Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity of the issuer.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

The exchange rate risk to which Bond D is exposed is proportionally mitigated through the use of Cross Currency Swap contracts. See detail of the Company's hedging in
Note 7 – Financial Instruments.

As of December 31, 2022, the subsidiary was in compliance with the financial covenants.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

Note 22 Right of use assets and Lease liabilities

Right of use assets

The net book value of lands, buildings, machinery, fixtures and accessories, and other property, pl
ant and equipment corresponds to financial lease contracts. The movement for assets by right of use is as follows:

	Land and buildings	Machinery	Fixtures, accessories and other properties, plants and equipment	Total
	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2021
Historic cost	29,484,749	5,304,754	2,793,335	37,582,838
Accumulated depreciation	(8,560,526)	(2,695,706)	(1,247,254)	(12,503,486)
Book Value	20,924,223	2,609,048	1,546,081	25,079,352
Additions	4,918,674	2,381,913	169,190	7,469,777
Conversion effect historic cost	(52,237)	(95,815)	7,663	(140,389)
Depreciation (*)	(4,592,067)	(2,382,409)	(508,915)	(7,483,391)
Conversion effect depreciation	37,941	49,777	(15,418)	72,300
Others increase (decreased) (1)	1,669,916	1,724,214	(55,796)	3,338,334
Derecognition of assets due to right of use	-	-	(545,706)	(545,706)
Depreciation of disposals of assets for right of use	-	-	545,706	545,706
Changes	1,982,227	1,677,680	(403,276)	3,256,631
Book Value	22,906,450	4,286,728	1,142,805	28,335,983
As of January 1, 2022
Historic cost	34,402,173	10,411,400	1,568,746	46,382,319
Accumulated depreciation	(11,495,723)	(6,124,672)	(425,941)	(18,046,336)
Book Value	22,906,450	4,286,728	1,142,805	28,335,983

As of December 31, 2022
Additions	9,079,630	319,036	2,694,578	12,093,244
Conversion effect historic cost	(1,815,774)	(2,671,663)	31,082	(4,456,355)
Depreciation (*)	(6,777,557)	(1,878,504)	(1,033,172)	(9,689,233)
Conversion effect depreciation	1,059,617	1,514,005	(5,959)	2,567,663
Others increase (decreased) (1)	4,935,759	1,203,792	585,120	6,724,671
Derecognition of assets due to right of use	(977,851)	-	-	(977,851)
Depreciation of disposals of assets for right of use	267,849	-	-	267,849
Changes	5,771,673	(1,513,334)	2,271,649	6,529,988
Book Value	28,678,123	2,773,394	3,414,454	34,865,971
As of December 31, 2022
Historic cost	44,902,809	8,686,624	5,697,398	59,286,831
Accumulated depreciation	(16,224,686)	(5,913,230)	(2,282,944)	(24,420,860)
Book Value	28,678,123	2,773,394	3,414,454	34,865,971
(1)	It corresponds mainly to the financial effect of the application of IAS 29 “Financial Information in Hyperinflationary Economies.
(*)	This amount includes ThCh$ 854,477 ( ThCh $ 702,895 as of December 31, 2021) for depreciation activated by agricultural assets, associated to the cost of sale of wine.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

Lease liabilities

Lease libialities that accrue interest classified by type of obligation and by their classification in the Consolidated Statement of Financial Position are the following:

	As of December 31, 2022		As of December 31, 2021
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Leases liabilities (1)	9,120,616	31,306,552	6,152,361	29,009,023
Total	9,120,616	31,306,552	6,152,361	29,009,023
(1)	See Note 5 - Risk administration,

The most significant financial lease agreements are as follows:

CCU S.A.

In December, 2004, the Company sold a piece of land previously classified as investment property. As part of the transaction, the Company leased eleven floors of a building under construction on the mentioned piece of land.

The building was completed during 2007, and on June 28, 2007, the Company entered into a 25-years lease agreement with Compañía de Seguros de Vida Consorcio Nacional de Seguros S.A., for a total amount of UF 688,635,63 with an annual interest rate of 7.07%. The current value of the agreement amounted to ThCh$ 10,403,632 as of December 31, 2007. The agreement also grants CCU the right or option to acquire the assets contained in the agreement (real estate, furniture and facilities) as from month 68 of the lease. The lease rentals committed are according to the conditions prevailing in the market.

At the time of sale, the Company recognized ThCh$ 3,108,950 as a gain for the building portion not leased by the Company and ThCh$ 2,276,677 as a liability that was deferred until completion of the building
.
At this time, the Company recorded the transaction as a financial lease.

On February 28, 2018, the Company carried out an amendment to the contract with Compañía de Seguros de Vida Consorcio Nacional de Seguros S.A., recording a balance debt of UF 608,375, with 2.59% annual interest and maturity on February 5, 2048.

The book value, nominal value, and interest rates of these lease liabilities are as follows:

Current lease liab
il
ities

As of December 31, 2022

Lease liabilities at book value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Lease liabilities
79,862,750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	44,036	133,285	177,321	Monthly	2.14
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	128,118	391,120	519,238	Monthly	3.95
Subtotal							172,154	524,405	696,559
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	174,057	182,644	356,701	Monthly	4.40
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	28,744	28,744	57,488	Monthly	1.48
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	1,700,536	4,205,015	5,905,551	Monthly	2.17
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	197,018	898,826	1,095,844	Monthly	3.95
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	40,403	120,954	161,357	Monthly	27.44
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	186,839	551,073	737,912	Monthly	41.25
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	27,301	81,903	109,204	Monthly	0.84
Subtotal (leases IFRS )							2,354,898	6,069,159	8,424,057
Total							2,527,052	6,593,564	9,120,616
(*)
The amount based on the undiscounted contractual flows is found in
Note 5 – Risk administration
.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

Lease liabilities at
nom
ina
l v
alue:

							Maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization
							ThCh$	ThCh$	ThCh$
Lease liabilities
79,862,750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	47,962	142,954	190,916	Monthly
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	304,093	912,278	1,216,371	Monthly
Subtotal							352,055	1,055,232	1,407,287
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	166,793	193,421	360,214	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	29,691	29,691	59,382	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	1,738,738	4,341,637	6,080,375	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	226,897	983,751	1,210,648	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	70,951	212,358	283,309	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	222,679	656,715	879,394	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	32,678	98,035	130,713	Monthly
Subtotal (leases IFRS )							2,488,427	6,515,608	9,004,035
Total							2,840,482	7,570,840	10,411,322

As of December 31, 2021

Lease liabilities at book value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Financial leases obligations
79,862,750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	39,035	119,031	158,066	Monthly	2.14
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	109,227	333,423	442,650	Monthly	3.95
Subtotal							148,262	452,454	600,716
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	252,247	413,615	665,862	Monthly	4.01
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	29,985	89,956	119,941	Monthly	1.48
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	651,005	1,876,663	2,527,668	Monthly	1.28
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	163,500	490,494	653,994	Monthly	3.84
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	42,018	116,631	158,649	Monthly	56.00
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	331,849	995,551	1,327,400	Monthly	10.00
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	27,294	70,837	98,131	Monthly	10.02
Subtotal (leases IFRS )							1,497,898	4,053,747	5,551,645
Total							1,646,160	4,506,201	6,152,361

(*)
The amount based on the undiscounted contractual flows is
fo
un
d i
n
Note 5 – Risk adminis
tr
ation
.

Lease liabilities at nominal value:

							Maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization
							ThCh$	ThCh$	ThCh$
Financial leases obligations
79,862,750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	44,628	132,494	177,122	Monthly
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	255,151	765,452	1,020,603	Monthly
Subtotal							299,779	897,946	1,197,725
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	300,411	481,610	782,021	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	30,978	92,933	123,911	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	636,959	1,843,058	2,480,017	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	193,593	580,778	774,371	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	78,072	215,497	293,569	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	394,253	1,183,604	1,577,857	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	25,556	76,668	102,224	Monthly
Subtotal (leases IFRS )							1,659,822	4,474,148	6,133,970
Total							1,959,601	5,372,094	7,331,695

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

Non-current lease liabilities

As of December 31, 2022

Lease liabilities at book value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Lease liabilities
79,862,750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	170,055	52,636	-	222,691	Monthly	2.14
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	1,094,619	1,174,581	18,104,273	20,373,473	Monthly	3.95
Subtotal							1,264,674	1,227,217	18,104,273	20,596,164
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	30,814	-	-	30,814	Monthly	4.40
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	6,590,796	1,694,284	59,998	8,345,078	Monthly	2.17
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	539,308	203,634	875,659	1,618,601	Monthly	3.95
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	132,171	-	-	132,171	Monthly	23.59
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	427,261	-	-	427,261	Monthly	31.26
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	137,381	19,082	-	156,463	Monthly	0.84
Subtotal (leases IFRS )							7,857,731	1,917,000	935,657	10,710,388
Total							9,122,405	3,144,217	19,039,930	31,306,552

(*)
The amount based on the undiscounted contractual flows is found in
Note 5 – Risk administration
.

Lease liabilities at nominal value:

							Maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization
							ThCh$	ThCh$	ThCh$	ThCh$
Lease liabilities
79,862,750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	183,093	53,801	-	236,894	Monthly
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	2,432,740	2,432,740	24,530,137	29,395,617	Monthly
Subtotal							2,615,833	2,486,541	24,530,137	29,632,511
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	44,116	-	-	44,116	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	6,874,065	1,807,266	68,691	8,750,022	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	659,316	307,154	1,366,483	2,332,953	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	201,342	-	-	201,342	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	516,106	-	-	516,106	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	168,047	24,299	-	192,346	Monthly
Subtotal (leases IFRS )							8,462,992	2,138,719	1,435,174	12,036,885
Total							11,078,825	4,625,260	25,965,311	41,669,396

As of December 31, 2021

Lease liabilities at book value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Financial leases obligations
79,862,750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	261,722	119,659	-	381,381	Monthly	2.14
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	932,941	1,000,792	16,507,833	18,441,566	Monthly	3.95
Subtotal							1,194,663	1,120,451	16,507,833	18,822,947
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	277,646	-	-	277,646	Monthly	4.01
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	59,971	-	-	59,971	Monthly	1.48
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	3,337,057	925,258	278,559	4,540,874	Monthly	1.28
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	998,760	447,091	1,461,761	2,907,612	Monthly	3.84
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	217,856	-	-	217,856	Monthly	56.00
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	1,994,342	-	-	1,994,342	Monthly	10.00
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	144,630	43,145	-	187,775	Monthly	10.02
Subtotal (leases IFRS )							7,030,262	1,415,494	1,740,320	10,186,076
Total							8,224,925	2,535,945	18,248,153	29,009,023

(*)
The amount based on the undiscounted contractual flows is found in
Note 5 – Risk administration
.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

Lease liabilities at nominal value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	Over 5 years	Total	Type of amortization
							ThCh$	ThCh$	ThCh$	ThCh$
Financial leases obligations
79,862,750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	283,368	125,536	-	408,904	Monthly
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	2,041,204	2,041,204	21,602,745	25,685,153	Monthly
Subtotal							2,324,572	2,166,740	21,602,745	26,094,057
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	373,997	-	-	373,997	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	72,281	-	-	72,281	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	3,369,640	1,079,613	365,886	4,815,139	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	1,229,739	624,745	2,233,383	4,087,867	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	360,458	-	-	360,458	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	2,396,449	-	-	2,396,449	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	182,897	56,358	-	239,255	Monthly
Subtotal (leases IFRS )							7,985,461	1,760,716	2,599,269	12,345,446
Total							10,310,033	3,927,456	24,202,014	38,439,503

Below is the detail of future payments and the value of lease liabilities:

	As of December 31, 2022
	Gross Amount	Interest	Value
	ThCh$	ThCh$	ThCh$
0 to 3 months	2,840,482	313,430	2,527,052
3 months to 1 year	7,570,840	977,276	6,593,564
Over 1 year to 3 years	11,078,825	1,956,420	9,122,405
Over 3 years to 5 years	4,625,260	1,481,043	3,144,217
Over 5 years	25,965,311	6,925,381	19,039,930
Total	52,080,718	11,653,550	40,427,168

	As of December 31, 2021
	Gross Amount	Interest	Value
	ThCh$	ThCh$	ThCh$
0 to 3 months	1,959,601	313,441	1,646,160
3 months to 1 year	5,372,094	865,893	4,506,201
Over 1 year to 3 years	10,310,033	2,085,108	8,224,925
Over 3 years to 5 years	3,927,456	1,391,511	2,535,945
Over 5 years	24,202,014	5,953,861	18,248,153
Total	45,771,198	10,609,814	35,161,384

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

Reconciliation of
liabilities arising from financing activities:

	As of December 31, 2021	Flows			Accrual of interest	Change in foreign currency and unit per adjustment	Increase through new leases	Others	As of December 31, 2022
		Payments		Acquisitions
		Principal	Interest
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities
Current
Bank borrowings	76,169,204	(73,375,368)	(7,972,184)	46,843,478	14,857,608	28,076	-	78,186,302	134,737,116
Bond payable	8,087,630	(5,975,742)	(18,250,558)	-	26,872,771	1,559,386	-	18,577,599	30,871,086
Lease liabilities	6,152,361	(9,663,757)	(1,792,084)	-	1,721,895	1,093,203	4,796,273	6,812,725	9,120,616
Total others financial liabilities current	90,409,195	(89,014,867)	(28,014,826)	46,843,478	43,452,274	2,680,665	4,796,273	103,576,626	174,728,818
Non-current
Bank borrowings	114,492,596	-	-	49,445,891	-	19,585	-	(79,118,102)	84,839,970
Bond payable	339,740,414	-	-	686,832,951	-	73,687,162	-	(18,577,599)	1,081,682,928
Lease liabilities	29,009,023	-	-	-	-	3,823,816	7,296,971	(8,823,258)	31,306,552
Total others financial liabilities non-current	483,242,033	-	-	736,278,842	-	77,530,563	7,296,971	(106,518,959)	1,197,829,450
Total Other financial liabilities	573,651,228	(89,014,867)	(28,014,826)	783,122,320	43,452,274	80,211,228	12,093,244	(2,942,333)	1,372,558,268

	As of December 31, 2020	Flows			Accrual of interest	Change in foreign currency and unit per adjustment	Increase through new leases	Others	As of December 31, 2021
		Payments		Acquisitions
		Principal	Interest
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities
Current
Bank borrowings	37,754,705	(40,651,624)	(5,617,084)	7,274,374	6,543,909	2,102,807	-	68,762,117	76,169,204
Bond payable	7,691,023	(5,399,347)	(7,143,086)	-	6,324,080	532,802	-	6,082,158	8,087,630
Lease liabilities	4,934,639	(7,630,800)	(892,619)	-	1,511,877	712,833	2,651,448	4,864,983	6,152,361
Total others financial liabilities current	50,380,367	(53,681,771)	(13,652,789)	7,274,374	14,379,866	3,348,442	2,651,448	79,709,258	90,409,195
Non-current
Bank borrowings	88,151,400	-	-	92,951,539	-	35,046	-	(66,645,389)	114,492,596
Bond payable	324,725,456	-	-	-	-	21,146,340	-	(6,131,382)	339,740,414
Lease liabilities	27,200,272	-	-	-	-	2,014,722	5,117,917	(5,323,888)	29,009,023
Total others financial liabilities non-current	440,077,128	-	-	92,951,539	-	23,196,108	5,117,917	(78,100,659)	483,242,033
Total Other financial liabilities	490,457,495	(53,681,771)	(13,652,789)	100,225,913	14,379,866	26,544,550	7,769,365	1,608,599	573,651,228

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

	As of December 31, 2019	Flows			Accrual of interest	Change in foreign currency and unit per adjustment	Increase through new leases	Others	As of December 31, 2020
		Payments		Acquisitions
		Principal	Interest
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$		ThCh$	ThCh$
Other financial liabilities
Current
Bank borrowings	42,447,438	(90,753,059)	(6,116,509)	72,550,018	6,383,609	(1,118,009)	-	14,361,217	37,754,705
Bond payable	6,744,739	(5,203,248)	(5,906,271)	-	5,714,816	138,255	-	6,202,732	7,691,023
Lease liabilities	4,857,097	(6,857,420)	(641,630)	-	1,257,888	917,429	1,883,967	3,517,308	4,934,639
Total others financial liabilities current	54,049,274	(102,813,727)	(12,664,410)	72,550,018	13,356,313	(62,325)	1,883,967	24,081,257	50,380,367
Non-current
Bank borrowings	99,749,082	-	-	5,559,469	-	307,292	-	(17,464,443)	88,151,400
Bond payable	133,806,947	-	-	191,227,020	-	5,894,221	-	(6,202,732)	324,725,456
Lease liabilities	28,213,259	-	-	-	-	479,576	3,083,854	(4,576,417)	27,200,272
Total others financial liabilities non-current	261,769,288	-	-	196,786,489	-	6,681,089	3,083,854	(28,243,592)	440,077,128
Total Other financial liabilities	315,818,562	(102,813,727)	(12,664,410)	269,336,507	13,356,313	6,618,764	4,967,821	(4,162,335)	490,457,495

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

Note 23 Trade and other payables

Trade and other payables are detailed as follows:

	As of December 31, 2022		As of December 31, 2021
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Suppliers	420,602,049	-	438,852,587	-
Notes payable	1,043,743	20,945	1,118,474	29,457
Trade an other current payables	421,645,792	20,945	439,971,061	29,457
Withholdings payable	69,669,485	-	75,551,668	-
Trade accounts payable withholdings	69,669,485	-	75,551,668	-
Total	491,315,277	20,945	515,522,729	29,457

Note 24 Other p
rovisions

Provisions recorded in the consolidated statement of financial position are detailed as follows:

	As of December 31, 2022		As of December 31, 2021
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Litigation	253,757	242,545	244,630	331,957
Others	2,402,383	137,413	2,300,343	119,122
Total	2,656,140	379,958	2,544,973	451,079

The changes in provisions are detailed as follows:

	Litigation (1)	Others	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2021	538,388	2,934,595	3,472,983
As of December 31, 2021
Incorporated	453,743	206,154	659,897
Used	(381,509)	(710,808)	(1,092,317)
Released	(21,000)	(25,415)	(46,415)
Conversion effect	(13,035)	14,939	1,904
Changes	38,199	(515,130)	(476,931)
As of December 31, 2021	576,587	2,419,465	2,996,052
As of December 31, 2022
Incorporated	507,989	308,194	816,183
Used	(312,708)	(206,154)	(518,862)
Released	(97,685)	-	(97,685)
Conversion effect	(177,881)	18,291	(159,590)
Changes	(80,285)	120,331	40,046
As of December 31, 2022	496,302	2,539,796	3,036,098

(1)	See Note 35 - Contingencies and commitments .

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

The maturities of provisions as of  December 31, 2022, are detailed as follows:

	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$
Less than one year	253,757	2,402,383	2,656,140
Between one and five years	198,070	137,413	335,483
Over five years	44,475	-	44,475
Total	496,302	2,539,796	3,036,098

The maturities of provisions as of December 31, 2021, are detailed as follows:

	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$
Less than one year	244,630	2,300,343	2,544,973
Between one and five years	221,962	119,122	341,084
Over five years	109,995	-	109,995
Total	576,587	2,419,465	2,996,052

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

Note 25 Income taxes

Tax receivables

Taxes receivables are detailed as follows:

	As of December 31, 2022	As of December 31, 2021
	ThCh$	ThCh$
Refundable tax previous year	2,566,562	2,114,087
Tax payments in advance	34,996,163	15,510,712
Benefits for tax losses	8,545,035	7,484,691
Other credits	599,765	953,366
Total	46,707,525	26,062,856

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022
Non-current tax receivables

Tax receivables are detailed as follows:

	As of December 31, 2022	As of December 31, 2021
	ThCh$	ThCh$
Tax on minimum presumed income of Argentine subsidiaries (1)	-	3,094
Total	-	3,094

(1)	Corresponds to the minimum presumed income tax of Argentine subsidiaries, whose recovery period is estimated to be more than one year.

Current tax liabilities

Tax payables are detailed as follows:

	As of December 31, 2022	As of December 31, 2021
	ThCh$	ThCh$
Income tax	2,649,908	21,256,053
Monthly tax payment in advance	5,048,222	12,699,115
Tax under Article N°21	244,604	66,617
Other	1,121,340	1,045,007
Total	9,064,074	35,066,792

Tax expense

The detail of income tax and deferred income tax expense is as follows:

	For the years ended as of December 31,
	2022	2021	2020
	ThCh$	ThCh$	ThCh$
Income as per deferred tax related to the origin and reversal of temporary differences	24,029,239	13,622,576	6,881,063
Prior year adjustments	(1,106,853)	487,424	1,574,181
Effect of change in tax rates	-	(374,389)	-
Tax loss benefits	15,425,726	(2,447,694)	5,474,838
Total deferred tax expense	38,348,112	11,287,917	13,930,082
Current tax expense	(38,717,929)	(95,200,176)	(48,572,545)
Prior period adjustments	105,874	1,282,486	(765,957)
Total (expenses) income for current taxes	(38,612,055)	(93,917,690)	(49,338,502)
(Loss) Income from income tax	(263,943)	(82,629,773)	(35,408,420)

Deferred taxes related to items charged or credited directly to the Consolidated Statement of Comprehensive Income are detailed as follows:

	For the years ended as of December 31,
	2022	2021	2020
	ThCh$	ThCh$	ThCh$
Net income from cash flow hedge	3,352,151	(585,430)	(1,098,591)
Actuarial gains and losses deriving from defined benefit plans	1,981,923	(1,444,133)	488,246
Charge to equity	5,334,074	(2,029,563)	(610,345)

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

Efective Rate

The Company’s income tax expense
for the year ended December 31, 2022, 2021 and 2020 represents 0.20%, 27.35% and 24.67%, respectively of income before taxes. The following is reconciliation between such effective tax rate and the statutory tax rate valid in Chile.

	For the years ended as of December 31,
	2022		2021		2020
	ThCh$	Rate %	ThCh$	Rate %	ThCh$	Rate %
Income before taxes	135,748,395		301,680,454		143,603,276
Income tax using the statutory rate	(36,652,067)	27.00	(81,453,723)	27.00	(38,772,885)	27.00
Adjustments to reach the effective rate
Tax effect of permanent differences, net	37,221,335	(27.42)	5,195,230	(1.70)	6,626,165	(4.61)
Effect of change in tax rate	-	-	(374,389)	0.12	-	-
Derecognition of non recoverable deferred tax assets	1,361,100	(1.00)	(4,158,316)	1.35	(3,529,795)	2.46
Effect of tax rates in foreing subsidiaries	(1,193,332)	0.88	(3,608,485)	1.16	(540,129)	0.38
Prior year adjustments	(1,000,979)	0.74	1,769,910	(0.58)	808,224	(0.56)
Income tax, as reported	(263,943)	0.20	(82,629,773)	27.35	(35,408,420)	24.67

Deferred taxes

Deferred tax assets and liabilities included in the Consolidated Financial Statements are detailed as follows:

	As of December 31, 2022	As of December 31, 2021
	ThCh$	ThCh$
Deferred taxes assets
Accounts receivable impairment provision	1,509,712	1,526,101
Other non-tax expenses	26,204,718	17,623,677
Benefits to staff	4,579,775	4,175,349
Inventory impairment provision	1,381,757	871,754
Severance indemnity	11,437,005	9,209,019
Inventory valuation	6,677,494	5,777,024
Intangibles	417,108	466,924
Other assets	16,315,366	27,381,615
Tax loss carryforwards	21,637,825	11,658,387
Subtotal by deferred tax assets	90,160,760	78,689,850
Deferred tax liabilities offset	(62,963,553)	(48,118,631)
Total assets from deferred taxes	27,197,207	30,571,219

Deferred taxes liabilities
Property, plant and equipment depreciation	99,475,409	88,073,083
Agricultural operation expenses	8,796,925	7,553,603
Manufacturing indirect activation costs	8,594,229	7,104,468
Intangibles	22,707,420	23,053,494
Land	23,473,209	27,899,218
Other liabilities	12,616,189	12,520,436
Subtotal by deferred tax liabilities	175,663,381	166,204,302
Deferred tax assets offset	(62,963,553)	(48,118,631)
Total liabilities from deferred taxes	112,699,828	118,085,671
Total	(85,502,621)	(87,514,452)

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

No deferred taxes have been recorded for temporary differences between the taxes and accounting value generated by investments in subsidiaries; consequently, deferred tax is not recognized for the translation adjustments or investments in joint ventures and associates.

In accordance with current tax laws in Chile, tax losses do not expire and can be applied indefinitely, Argentina, Uruguay and Paraguay tax losses expire after 5 years and Bolivia tax losses expire after 3 years.

Changes in deferred tax assets are detailed as follows:

Analysis of the deferred tax movement during the year	ThCh$
As of January 1, 2021	(67,685,234)
Deferred taxes related to credited items (charged) directly to equity (1)	(22,236,159)
Deferred Tax Losses Tax absorption	(7,485,845)
Deferred taxes from tax loss absorption	11,287,917
Conversion effect	49,002
Deferred taxes against equity	(1,444,133)
Changes	(19,829,218)
As of December 31, 2021	(87,514,452)

As of January 1, 2022
Deferred taxes related to credited items (charged) directly to equity (1)	(43,474,235)
Deferred Tax Losses Tax absorption	(1,169,111)
Deferred taxes from tax loss absorption	38,348,112
Conversion effect	6,325,142
Deferred taxes against equity	1,981,923
Changes	2,011,831
As of December 31, 2022	(85,502,621)

(1)	Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies.

In Argentina a Tax Reform No. 27,430 was approved by the government, which, amongst other measures, increases the excise tax on several beverages, including beer from 8% to 14% on the producer price, that applies as of March 1st, 2018, and also gradually reduces for the reporting year 2018 the corporate income tax rate from 35% to 25% (30% for the year 2018 and 2019, and 25% as the year 2020). The effects as of December 31st, 2017 were recognized, without affecting significantly the Consolidated Financial Statements. Additionally, on earnings distributed as dividends a retention will apply that will gradually increase from 0% to 13% (7% for the years 2018 and 2019, and 13% as the year 2020), applicable as of the reporting results 2018.

On December 21, 2019, the law No.
27,541 called the “Law of Social Solidarity and Productive Reactivation in the Public Emergency" which modifies some articles of law No.
27,430 was enacted. It mainly postpones one more year (for the year 2020) the increase of the income tax rate of 30% and the withholding tax rate on dividends of 7%, setting up the income tax rate in 25% and the withholding tax rate in 13% on dividends from the year 2021. The application of this new law did not have significant effects on these consolidated financial statements.

On June 16, 2021, Law No.
27,630 was enacted, which again modifies the income tax rates for fiscal years beginning on or after January 1, 2021. The application of this new law did not have significant effects on these consolidated financial statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

The companies will determine the amount of the tax using the following scale:

Net cumulative taxable income		Will pay ARS $	Plus % of	On the excess of
More than ARS $	To ARS $			ARS $
-	7,604,949	-	25%	-
7,604,949	76,049,486	1,901,237	30%	7,604,949
76,049,486	From now on	22,434,598	35%	76,049,486

The withholding rate for dividend payments is maintained at 7%.

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

As of
December 31, 2022 and 2021
, the total staff benefits recorded in the Consolidated Statement of Financial Position is detailed as follows:

Employees’ Benefits	As of December 31, 2022		As of December 31, 2021
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Short term benefits	42,254,937	-	49,699,243	-
Employment termination benefits	929,338	41,843,524	977,858	34,274,997
Total	43,184,275	41,843,524	50,677,101	34,274,997

Short - term benefits

Short-term benefits are mainly comprised of recorded vacation (on accruals basis), bonuses and share compensation, Such benefits are recorded when the obligation is accrued and are usually paid within a 12-month periods, consequently, they are not discounted.

The total short-term benefits recorded in the Consolidated Statement of Financial Position are detailed as follows:

Short-Term Employees’ Benefits	As of December 31, 2022	As of December 31, 2021
	ThCh$	ThCh$
Vacation	17,778,588	16,934,429
Bonus and compensation	24,476,349	32,764,814
Total	42,254,937	49,699,243

The Company records staff vacation cost on an accrual basis.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

Severance Indemnity

The Company records a liability for the payment of an irrevocable severance indemnity, originated by collective and individual agreements entered into with certain groups of employees. Such obligation is determined by means of the current value of the benefit accrued cost, a method that considers several factors for the calculation such as estimates of future continuance, mortality rates, future salary increases and discount rates. The Company periodically evaluates the above-mentioned factors based on historical data and future projections, making adjustments that apply when checking changes sustained trend. The so-determined value is presented at the current value by using the severance benefits accrued method. The discount rate is determined by reference to market interest rates curves for high quality entrepreneurial bonds. The discount rate in Chile was
6.34% and Argentina 111.68% for the year ended December 31, 2022 (in Chile 6.97% and the Argentina 61.23% in December 31, 2021).

The obligation recorded for severance indemnity is detailed as follows:

Severance Indemnity	As of December 31, 2022	As of December 31, 2021
	ThCh$	ThCh$
Current	929,338	977,858
Non-current	41,843,524	34,274,997
Total	42,772,862	35,252,855

The change in the severance indemnity is detailed as follows:

Severance Indemnity	ThCh$

Balance as of January 1, 2021	41,643,938
Current cost of service	2,988,782
Interest cost	3,279,881
Actuarial (Gain) losses	(5,216,580)
Paid-up benefits	(6,210,075)
Past service cost	469,558
Conversion effect	105,928
Others	(1,808,577)
Changes	(6,391,083)
As of December 31, 2021	35,252,855
Current cost of service	3,672,626
Interest cost	2,696,567
Actuarial (Gain) losses	7,103,125
Paid-up benefits	(5,530,621)
Past service cost	605,174
Conversion effect	(974,031)
Others	(52,833)
Changes	7,520,007
As of December 31, 2022	42,772,862

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

The figures recorded in the Consolidated Statement of Income, are detailed as follows:

Expense recognized for severance indemnity	For the years ended as of December 31,
	2022	2021	2020
	ThCh$	ThCh$	ThCh$
Current cost of service	3,672,626	2,988,782	3,077,205
Past service cost	605,174	469,558	653,426
Non-provided paid benefits	7,277,848	4,976,108	3,718,682
Other	909,255	920,120	2,271,831
Total expense recognized in Consolidated Statement of Income	12,464,903	9,354,568	9,721,144

Actuarial Assumptions

As mentioned in
Note 2 - Summary of significant accounting policies, 2.20
, the severance payment obligation is recorded at its actuarial value. The main actuarial assumptions used for the calculation of the severance indemnity obligation are detailed as follows:

Actuarial Assumptions			Chile		Argentina
			As of December 31, 2022	As of December 31, 2021	As of December 31, 2022	As of December 31, 2021

Mortality table			RV-2014	RV-2014	Gam '83	Gam '83
Annual interest rate			6.34%	6.97%	111.68%	61.23%
Voluntary employee turnover rate			4.3%	1.9%	"ESA 77 Ajustada" - 50%	"ESA 77 Ajustada" - 50%
Company’s needs rotation rate			6.1%	5.3%	"ESA 77 Ajustada" - 50%	"ESA 77 Ajustada" - 50%
Salary increase (*)			3.7%	3.7%	99.70%	52.10%
Estimated retirement age for (*)	Officers		60	60	60	60
	Other	Male	65	65	65	65
		Female	60	60	60	60

(*)
Weighted average of the Company.

Sensitivity Analysis

The Following is a sensitivity analysis based on increased (decreased) of 1 percent on the discount rate:

Sensitivity Analysis	As of December 31, 2022	As of December 31, 2021
	ThCh$	ThCh$
1% increase in the Discount Rate (Gain)	2,495,883	1,833,192
1% decrease in the Discount Rate (Loss)	(2,862,682)	(2,101,740)

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

Personnel expense

The amounts recorded in the Consolidated Statement of Income are detailed as follows:

Personal expense	For the years ended as of December 31,
	2022	2021	2020
	ThCh$	ThCh$	ThCh$
Salaries	243,047,677	213,794,654	183,112,042
Employees’ short-term benefits	39,461,401	46,605,454	34,107,747
Total expenses for short-term employee benefits	282,509,078	260,400,108	217,219,789
Employments termination benefits	12,464,903	9,354,568	9,721,144
Other staff expense	53,747,292	45,277,007	37,006,715
Total (1)	348,721,273	315,031,683	263,947,648

(1)
See
Note 30 - Natures of cost and expense
.

Note 27
Other non-financial liabilities

The total Other non-financial liabilities are detailed as follows:

	As of December 31, 2022	As of December 31, 2021
	ThCh$	ThCh$
Parent dividend provisioned according to policy	9,164,337	25,680,792
Outstanding parent dividends (1)	1,277,316	6,079,036
Subsidiaries dividends according to policy	9,519,201	11,327,951
Total dividends payable	19,960,854	43,087,779
Income received in advance	1,357,178	6,866
Others	332,347	421,985
Total	21,650,379	43,516,630
Current	21,650,379	43,516,630
Total	21,650,379	43,516,630

(1)	See Note 28 – Common Shareholders’ Equity, dividends.

Note 28
Common Shareholders’ Equity

Subscribed and paid-up Capital

As of December 31, 2022, 2021 and 2020
the Company’s capital shows a balance of ThCh$
562,693,346
divided into 369,502,872 shares of common stock without face value, entirely subscribed and paid-up. The Company has issued only one series of common shares. Such common shares are registered for trading at the Santiago Stock Exchange and the Chilean Electronic Stock Exchange, and at the New York Stock Exchange /NYSE), evidenced by ADS (American Depositary Shares), with an equivalence of two shares per ADS (Se
e
Note 1 - General information letter A)
).

The Company has not issued any others shares or convertible instruments during the period, thus changing the number of outstanding shares as December 31, 2022, 2021 and 2020.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

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
year
attributable to equity holders of the parent and the weighted average number of valid outstanding shares during such term.

The diluted earnings per share is calculated as the ratio between the net income (loss) for the year
attributable to equity holders of the parent and the weighted average additional common shares that would have been outstanding if it had become all ordinary potential dilutive shares.

The information used for the calculation of the earnings as per each basic and diluted share is as follows:

Earnings per share	For the years ended as of December 31,
	2022	2021	2020
Equity holders of the controlling company (ThCh$)	118,168,351	199,162,731	96,152,272
Weighted average number of shares	369,502,872	369,502,872	369,502,872
Basic earnings per share (in Chilean pesos)	319.80	539.00	260.22
Equity holders of the controlling company (ThCh$)	118,168,351	199,162,731	96,152,272
Weighted average number of shares	369,502,872	369,502,872	369,502,872
Diluted earnings per share (in Chilean pesos)	319.80	539.00	260.22

As of December 31, 2022, 2021 and 2020,
the Company has not issued any convertible or other kind of instruments creating diluting effects.

Distributable net income

In accordance with Circular No. 1945 from the CMF on November 4, 2009, the Board of Directors agreed that the net distributable income for the year 2009 will be that reflected in the financial statements attributable to equity holders of the parents, without adjusting it. The above agreement remains in effect for the year ended December 31, 2022.

Dividends

The Company’s dividends policy consists of annually distributing at least
50% of the net distributable profit of the year
.

As of
December 31, 2022, 2021 and 2020
the Company has distributed the following dividends:

Dividend Nº	Payment Date	Type of Dividend	Dividends per Share ($)	Related to FY
259	04-24-2020	Final	179.95079	2019
260	12-30-2020	Interim	56.0000	2020
261	04-23-2021	Final	139.16548	2020
262	10-29-2021	Interim	200.0000	2021
263	12-03-2021	Eventual	447.0000	Retained earnings
264	04-28-2022	Final	200.0000	2021
265	12-29-2022	Interim	135.1000	2022

In the Ordinary Shareholders’ Meeting of Compañía Cervecerías Unidas S.A. on April 15, 2020, it was agreed to charge the profits of the year 2019 the distribution of a final Dividend No. 259 of Ch$ 179.95079 per share. The total amount to distribute was ThCh$ 66,492,334. This dividend was paid on April 24, 2020.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

In the Ordinary Board of Directors’ Meeting of Compañía Cervecerías Unidas S.A. on December 2, 2020, it was agreed to charge the profits of the year 2020 the distribution of an Dividend No. 260 of Ch$ 56 per share. The total amount to distribute was ThCh$ 20,692,161. This dividend was paid on December 30, 2020.

At the Ordinary Shareholders' Meeting of Compañía Cervecerías Unidas S.A. held on April 14, 2021, the shareholders agreed to the distribution of a final Dividend No. 261 in the amount of Ch$ 139.16548 per share, for a total amount to be distributed of ThCh $ 51,422,043 charged to 2020 profits. This dividend was paid on April 23, 2021.

In the Ordinary Session of the Board of Directors’ Meeting of Compañía Cervecerías Unidas S.A., dated October 6, 2021, it was agreed, charged to the profits of the 2021 fiscal year, the distribution of an Dividend No. 262 of Ch$ 200 per share, ascending the total amount to distribute to ThCh$ 73,900,574. This dividend was paid on October 29, 2021.

At the Extraordinary Shareholders' Meeting of Compañía Cervecerías Unidas S.A., dated November 24, 2021, the distribution of an Eventual Dividend No. 263 of Ch$ 447 per share was approved, with a charge to retained earnings, raising the total amount to be distributed to ThCh$ 165,167,784. This dividend was paid on December 3, 2021.

At the Ordinary Shareholders' Meeting of Compañía Cervecerías Unidas S.A. held on April 13, 2022, the shareholders approved the distribution of a final Dividend No. 264 of Ch$ 200 per share, for a total amount to be distributed of

ThCh$

73,900,574
charged against 2021’s Net income. This dividend was paid on April 28, 2022.

In the Ordinary Session of the Board of Directors’ Meeting of Compañía Cervecerías Unidas S.A. held on December 7, 2022, the shareholders approved the distribution of a final Dividend No. 265 of Ch$ 135.1 per share, for a total amount to be distributed of ThCh$
49,919,383
charged against 2022’s Net income. This dividend was paid on December 29, 2022.

Consolidated Statement of Comprehensive Income

Comprehensive income and expenses are detailed as follows:

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Gains (losses) on cash flow hedges (1)	(12,415,374)	3,352,151	(9,063,223)
Gains (losses) on exchange differences on translation (1)	9,945,778	-	9,945,778
Gains (losses) from defined benefit plans	(7,103,125)	1,981,923	(5,121,202)
Total comprehensive income As of December 31, 2022	(9,572,721)	5,334,074	(4,238,647)

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Gains (losses) on cash flow hedges (1)	2,168,254	(585,430)	1,582,824
Gains (losses) on exchange differences on translation (1)	109,288,972	-	109,288,972
Gains (losses) from defined benefit plans	5,216,580	(1,444,133)	3,772,447
Total comprehensive income As of December 31, 2021	116,673,806	(2,029,563)	114,644,243

Other Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Gains (losses) on cash flow hedges (1)	4,068,855	(1,098,591)	2,970,264
Gains (losses) on exchange differences on translation (1)	(55,220,514)	-	(55,220,514)
Gains (losses) from defined benefit plans	(1,859,692)	488,246	(1,371,446)
Total comprehensive income al December 31, 2020	(53,011,351)	(610,345)	(53,621,696)

(1)	These concepts will be reclassified to the Statement of Income when it’s settled .

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

Reserves affecting other comprehensive income

The movement of other comprehensive income is detailed as follows:

a)	As of December 31, 2022:

Changes	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Other reserves	Total other reserves

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Conversion of joint ventures and foreign subsidiaries	(226,312,374)	-	-	2,970,006	(223,342,368)
Cash flow hedges	-	(12,415,374)	-	-	(12,415,374)
Gains (losses) from defined benefit plans	-	-	(7,103,125)	-	(7,103,125)
Deferred taxes	-	3,352,151	1,981,923	-	5,334,074
Inflation adjustment of subsidiaries in Argentina	237,327,121	-	-	(4,038,975)	233,288,146
Total changes in equity	11,014,747	(9,063,223)	(5,121,202)	(1,068,969)	(4,238,647)
Equity holders of the parent	10,637,455	(9,291,567)	(4,905,072)	(1,068,854)	(4,628,038)
Non-controlling interests	377,292	228,344	(216,130)	(115)	389,391
Total changes in equity	11,014,747	(9,063,223)	(5,121,202)	(1,068,969)	(4,238,647)

b)	As of December 31, 2021:

Changes	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Other reserves	Total other reserves

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Conversion of joint ventures and foreign subsidiaries	15,703,753			-	15,703,753
Cash flow hedges	-	2,168,254	-	-	2,168,254
Gains (losses) from defined benefit plans	-	-	5,216,580	-	5,216,580
Deferred taxes	-	(585,430)	(1,444,133)	-	(2,029,563)
Inflation adjustment of subsidiaries in Argentina	93,585,219	-	-	-	93,585,219
Total changes in equity	109,288,972	1,582,824	3,772,447	-	114,644,243
Equity holders of the parent	102,229,659	1,812,733	3,580,153	-	107,622,545
Non-controlling interests	7,059,313	(229,909)	192,294	-	7,021,698
Total changes in equity	109,288,972	1,582,824	3,772,447	-	114,644,243

c)	As of December 31, 2020:

Changes	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Other reserves	Total other reserves

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Conversion of joint ventures and foreign subsidiaries	(125.344.149)		-	-	(125.344.149)
Cash flow hedges	-	4.068.855	-	-	4.068.855
Gains (losses) from defined benefit plans	-	-	(1.859.692)	-	(1.859.692)
Deferred taxes	-	(1.098.591)	488.246	-	(610.345)
Inflation adjustment of subsidiaries in Argentina	70.123.635	-	-	-	70.123.635
Total changes in equity	(55.220.514)	2.970.264	(1.371.446)	-	(53.621.696)
Equity holders of the parent	(52.043.623)	2.968.182	(1.298.021)	-	(50.373.462)
Non-controlling interests	(3.176.891)	2.082	(73.425)	-	(3.248.234)
Total changes in equity	(55.220.514)	2.970.264	(1.371.446)	-	(53.621.696)

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

Other Reserves

The reserves that are a part of the Company’s equity are as follows:

Reserve of exchange differences on translation
: This reserve originated from the translation of
foreign subsidiaries’ and joint ventures financial statements which functional currency is different from the presentation currency of the Consolidated Financial Statements and inflation adjustment of subsidiaries in Argentina. As of
December 31, 2022, 2021 and 2020
, it amounts to a reserve of
 ThCh$ 40,039,090, ThCh$ 51,745,399 and ThCh$ 153,975,058,
respectively.

Reserve of cash flow hedges
: These reserves originate from the application of hedge accounting for financial instruments used as hedges. Hedging reserves are reversed at the end of the term of the derivative contracts or when the transaction ceases to qualify as hedge accounting, whichever occurs first
.
The effects of the Hedging reserves are reflected in to income statement. As of
December 31, 2022, 2021 and 2020
the amounts in the balance related to Hedging reserves are
negative of ThCh$ 4,180,961, positive of ThCh$ 5,110,606 and ThCh$ 3,297,873, net of deferred taxes.

Reserve of Actuarial gains and losses on defined benefit plans:
This reserve is originated from January 1, 2013, as a result of the application of the Amendment to IAS No. 19 and whose effect as of
December 31, 2022, 2021 and 2020
is a negative reserve of
negative of ThCh$ 10,351,094, ThCh$ 5,446,022, and ThCh$ 9,026,175,
respectively, net of deferred taxes.

Other reserves
: As of
December 31, 2022, 2021 and 2020
, the amount is a negative reserve of
 ThCh$ 36,141,326, ThCh$ 35,175,097 and ThCh$ 28,220,816,
respectively. Such reserves relate mainly to the following concepts:

-	Adjustment due to re-assessment of fixed assets carried out in 1979 respectively (increase of ThCh$ 4,087,396).
-	Price level restatement of paid-up capital registered as of December 31, 2008, according to CMF Circular Letter No. 456 (decrease of ThCh$ 17,615,333 ) .
-	Difference in purchase of shares of the subsidiary Viña San Pedro Tarapacá S.A. made during year 2012 and 2013 (increase of ThCh$ 9,779,475 ) .
-	Difference in purchase of shares of the subsidiary Manantial S.A. made during year 2016 (decrease of ThCh$ 7,801,153 ) .
-
Difference in purchase of shares of the Alimentos Nutrabien S.A. made during year 2016 (decrease of ThCh$ 5,426,209). On December 17, 2018 Food's and subsidiary CCU Investments S.A. sold their participation over Alimentos Nutrabien S.A. The aforementioned effect was accounted in result of the period.

-	Difference in purchase of shares of the subsidiary Viña San Pedro Tarapacá S.A. made during year 2018 and 2017 (decrease of ThCh$ 13,054,114 and ThCh$ 2,075,441, respectively).
-	Difference in purchase of shares of Sáenz Briones and Cía. S.A.I.C carried out on April 16, July 13 and August 9, 2021 (decrease of ThCh$ 7,199,525 ).
-	Difference in purchase of shares of Viña San Pedro Tarapacá S.A. carried out on September 10 and October 4, 2021 (increase of ThCh$ 245,244 ).
-	Difference in purchase of shares of Viña San Pedro Tarapacá S.A. carried out on September 7, 2022 (increase of ThCh$ 102,625 ) .

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

Note 29
Non-controlling Interests

Non-controlling Interests are detailed as follows:

a.	Equity

Equity	As of December 31, 2022	As of December 31, 2021
	ThCh$	ThCh$
Viña San Pedro Tarapacá S.A. (1)	43,150,504	41,853,583
Bebidas del Paraguay S.A.	20,023,827	20,355,904
Aguas CCU-Nestlé Chile S.A.	26,328,210	27,202,887
Cervecería Kunstmann S.A.	10,326,899	8,291,359
Compañía Pisquera de Chile S.A.	8,247,794	6,322,425
Sáenz Briones & Cía. S.A.I.C (2)	13,000	10,550
Distribuidora del Paraguay S.A.	4,285,213	4,549,059
Bebidas Bolivianas BBO S.A.	6,723,233	7,360,489
Other	1,844,307	1,950,815
Total	120,942,987	117,897,071

(1)	See Note 1 – General information, letter C, number (4).
(2)	See Note 1 – General information, letter C, number (3).

b.	Net income attributable to non-controlling interest

Net income	For the years ended as of December 31,
	2022	2021	2020
	ThCh$	ThCh$	ThCh$
Aguas CCU-Nestlé Chile S.A.	6,876,759	8,447,312	6,708,433
Viña San Pedro Tarapacá S.A.	4,620,251	3,718,101	3,815,479
Cervecería Kunstmann S.A.	4,047,024	4,995,705	1,893,749
Compañía Pisquera de Chile S.A.	3,594,166	3,296,863	1,390,781
Sáenz Briones & Cía. S.A.I.C	877	(105,325)	52,290
Distribuidora del Paraguay S.A.	(116,677)	(533,381)	38,665
Bebidas del Paraguay S.A.	682,236	1,251,770	(1,062,629)
Bebidas Bolivianas BBO S.A.	(2,342,555)	(1,380,829)	(727,028)
Other	(45,980)	197,734	(67,156)
Total	17,316,101	19,887,950	12,042,584

c.	The Summarized financial information of non-controlling interest is detailed as follows:

Balance Sheet	As of December 31, 2022	As of December 31, 2021
	ThCh$	ThCh$
Assets and Liabilities
Current assets	1,429,689,242	1,271,667,358
Non-current assets	1,209,385,218	1,122,289,748
Current liabilities	839,988,973	695,152,024
Non-current liabilities	227,512,697	224,560,856

Dividends paid	16,332,005	12,191,624

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

The main significant non-controlling interest is represented by Viña San Pedro Tarapacá S.A. with the following summarized financial information:

Balance Sheet	As of December 31, 2022	As of December 31, 2021

	ThCh$	ThCh$
Assets and Liabilities
Current assets	212,016,584	218,573,041
Non-current assets	231,348,818	223,951,135
Current liabilities	84,258,450	97,431,197
Non-current liabilities	77,049,859	74,792,712

Statement of income	For the years ended as of December 31,
	2022	2021	2020
	ThCh$	ThCh$	ThCh$
Net sales	296,349,893	261,620,065	235,210,368
Net income of year	29,949,719	22,407,528	22,451,521

Dividends paid by Viña San Pedro Tarapacá S.A. amounted to ThCh$ 17,906,526,
T
hCh$ 11,167,838 and ThCh$ 11,109,578 as of December 31, 2022, 2021 and 2020, respectively.

Note 30
Nature of cost and
expense

Operational cost and expenses grouped by nature are detailed as follows:

Costs and expenses by nature	For the years ended as of December 31,
	2022	2021	2020
	ThCh$	ThCh$	ThCh$
Direct cost	1,188,930,623	1,014,092,586	757,097,886
Personnel expense (1)	348,721,273	315,031,683	263,947,648
Transportation and distribution	379,499,418	328,884,421	247,520,979
Advertising and promotion	141,408,476	145,313,306	105,887,909
Depreciation and amortization	126,497,493	124,116,739	109,813,976
Materials and maintenance	75,247,644	65,544,522	53,584,604
Energy	56,131,568	36,943,054	28,062,380
Leases	23,280,218	17,572,118	15,049,043
Other expenses	145,571,745	128,141,441	109,334,280
Total	2,485,288,458	2,175,639,870	1,690,298,705

(1)	See Note 26 - Employee benefits.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

Note 31
Other income by function

Other income by function is detailed as follows:

Other incomes by function	For the years ended as of December 31,
	2022	2021	2020
	ThCh$	ThCh$	ThCh$
Sales of fixed assets	923,035	416,296	506,178
Rental income	693,976	299,412	173,259
Sale of glass and waste	1,400,115	701,496	424,419
Insurance claims recovery	183,505	157,441	110,963
Other (1)	2,084,035	10,233,794	18,081,073
Total	5,284,666	11,808,439	19,295,892

(1)
In 2021 and 2020, corresponds mainly  to the effects of the early termination of the license agreement in Argentina of the "Budweiser" brand, signed between Compañía Cervecerías Unidas Argentina S.A. and Anheuser-Busch InBev S.A./N.V. in 2018. See
Note 1 – General information, letter D)
.

Note 32
Other Gains (Losses)

Other gains (losses) items are detailed as follows:

Other gain and (loss)	For the years ended as of December 31,
	2022	2021	2020
	ThCh$	ThCh$	ThCh$
Results derivative contracts (1)	(10,059,147)	8.867.110	(6.153.705)
Marketable securities to fair value	(111,708)	10.018	(81.145)
Increased value (2)	-	-	1.678.339
Impairment losses (3)	(2,190,491)	-	(6.029.434)
Other	(308,194)	713.322	(824.140)
Total	(12,669,540)	9.590.450	(11.410.085)

(1)
Under this concept there are ThCh$ 2,577,652 received (net) and ThCh$ 823,622  paid (net) and ThCh$ 2,404,593 received (net), as of December 31, 2022, 2021 and 2020, espectively, and these were recorded in the Consolidated Cash Flow Statement, under Operational activities, in line item Other cash movements.

(2)	See Note 1 – General information, letter C) numerals (5) and (16) .
(3)	Corresponds mainly to the impairment of assets reclassified to non-current assets held for sale of the Finca la Celia S.A. subsidiary.

Note 33 Financial results

The financial results composition is detailed as follows:

Financial results	For the years ended as of December 31,
	2022	2021	2020
	ThCh$	ThCh$	ThCh$
Finance income	22,870,538	14,263,669	3,451,143
Finance costs	(75,930,875)	(35,660,493)	(28,714,063)
Foreign currency exchange differences	(20,173,381)	(10,149,345)	2,551,823
Result as per adjustment units	1,198,565	2,529,298	(429,198)

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022
Note 34 Effects of changes in currency exchange rate

Current assets are denominated in the following currencies:

CURRENT ASSETS	As of December 31, 2022	As of December 31, 2021
	ThCh$	ThCh$
Current assets
Cash and cash equivalents	597,081,675	265,568,125
CLP	48,180,152	174,214,608
USD	522,994,678	32,325,725
Euros	555,639	2,495,431
ARS	19,317,028	50,866,859
UYU	1,170,848	1,498,157
PYG	2,681,005	1,264,251
BOB	682,394	424,388
Otras monedas	1,499,931	2,478,706
Other financial assets	45,657,992	23,851,496
CLP	571,051	4,951,009
UF	33,280,356	-
USD	2,204,333	12,617,110
Euros	13,999	1,413,219
PYG	9,474,224	4,676,545
Others currencies	114,029	193,613
Other non-financial assets	22,037,741	29,330,418
CLP	8,946,880	18,165,719
UF	1,046,688	865,893
USD	227,457	2,007,542
Euros	402,194	250,923
ARS	10,895,290	7,767,165
UYU	98,026	62,771
PYG	319,079	91,262
BOB	101,953	119,143
Others currencies	174	-
Trade and other current receivables	445,263,536	372,995,729
CLP	282,390,133	237,176,084
UF	46,599	2,133,884
USD	48,418,379	38,729,972
Euros	9,337,050	10,590,738
ARS	82,631,131	67,465,436
UYU	6,786,253	5,243,169
PYG	11,954,861	7,912,325
BOB	1,800,775	1,527,637
Others currencies	1,898,355	2,216,484
Accounts receivable from related parties	6,204,099	5,307,264
CLP	5,798,542	5,048,047
UF	74,663	36,710
USD	15,333	-
Euros	309,593	222,226
PYG	5,968	281
Inventories	480,799,534	353,427,061
CLP	388,604,763	275,580,687
ARS	74,033,863	61,172,359
UYU	3,094,200	3,001,911
PYG	11,394,845	10,178,822
BOB	3,240,916	3,493,282
Others currencies	430,947	-
Biological assets	16,180,293	12,546,705
CLP	13,592,851	10,664,235
ARS	2,587,442	1,882,470
Current tax assets	46,707,525	26,062,856
CLP	43,022,629	24,527,676
USD	25,895	-
ARS	3,318,140	1,265,406
UYU	340,861	269,774
Non-current assets of disposal groups classified as held for sale	2,016,037	2,282,720
CLP	-	1,770,547
ARS	2,016,037	512,173
Total current assets	1,661,948,432	1,091,372,374

CLP	791,090,809	752,098,612
UF	34,448,306	3,036,487
USD	573,886,075	85,680,349
Euros	10,618,475	14,972,537
ARS	194,798,931	190,931,868
UYU	11,490,188	10,075,782
PYG	35,846,174	24,123,486
BOB	5,826,038	5,564,450
Others currencies	3,943,436	4,888,803
Total current assets by currencies	1,661,948,432	1,091,372,374

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

Non-Current assets are denominated in the following currencies:

NON-CURRENT ASSETS	As of December 31, 2022	As of December 31, 2021
	ThCh$	ThCh$
Non-current assets
Other financial assets	37,054,245	31,252,095
UF	37,054,245	31,252,095
Trade and other non-current receivables	3,941,760	3,801,244
CLP	139,729	278,507
UF	2,112,696	1,892,587
USD	202,582	-
ARS	1,486,753	1,485,900
PYG	-	144,250
Other non-financial assets	12,613,444	8,266,355
CLP	4,284,734	4,598,606
USD	211,275	208,483
ARS	8,077,980	3,443,466
UYU	21,359	-
PYG	18,096	15,800
Accounts receivable from related parties	42,506	104,197
CLP	42,506	42,506
UF	-	61,691
Investments accounted for using the equity method	140,926,012	138,114,480
CLP	10,581,267	11,940,978
USD	813,896	-
ARS	23,691,159	327,719
Others currencies	105,839,690	125,845,783
Intangible assets other than goodwill	172,389,672	151,943,693
CLP	95,849,275	83,780,136
ARS	60,684,089	53,325,198
UYU	4,764,986	4,270,840
PYG	4,340,168	3,873,161
BOB	6,751,154	6,694,358
Goodwill	136,969,434	131,172,835
CLP	77,020,101	77,023,977
ARS	39,951,391	34,781,464
UYU	4,815,276	4,066,703
PYG	5,244,087	5,491,823
BOB	9,938,579	9,808,868
Property, plant and equipment (net)	1,356,846,302	1,222,261,454
CLP	981,724,263	900,582,971
ARS	313,564,279	262,731,306
UYU	13,783,515	12,260,718
PYG	22,161,082	21,570,803
BOB	25,613,163	25,115,656
Investment property	10,283,994	9,551,614
CLP	3,329,142	3,478,999
ARS	6,954,852	6,072,615
Right of use assets	34,865,971	28,335,983
CLP	3,022,298	3,979,276
UF	28,240,290	19,348,789
ARS	3,351,227	4,722,012
UYU	252,156	285,906
Deferred tax assets	27,197,207	30,571,219
CLP	25,155,733	29,421,681
USD	1,053,196	693,404
ARS	507,868	87,385
UYU	476,299	368,749
Others currencies	4,111	-
Current tax assets non-current	-	3,094
ARS	-	3,094
Total non-current assets	1,933,130,547	1,755,378,263

CLP	1,201,149,048	1,115,127,637
UF	67,407,231	52,555,162
USD	2,280,949	901,887
ARS	458,269,598	366,980,159
UYU	24,113,591	21,252,916
PYG	31,763,433	31,095,837
BOB	42,302,896	41,618,882
Others currencies	105,843,801	125,845,783
Total non-current assets by currencies	1,933,130,547	1,755,378,263

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

Current liabilities are denominated in the following currencies:

CURRENT LIABILITIES	As of December 31, 2022		As of December 31, 2021
	Until 90 days	More the 91 days until 1 year	Until 90 days	More the 91 days until 1 year
	ThCh$	ThCh$	ThCh$	ThCh$
Current liabilities
Other financial liabilities	51,065,280	134,813,971	5,638,793	95,787,566
CLP	30,799,638	115,566,518	1,144,868	76,242,185
UF	6,938,634	17,071,828	1,823,953	6,278,069
USD	13,162,172	356,489	268,328	12,785,711
Euros	52,421	45,392	53,421	65,288
ARS	9,622	2,999	2,128,801	-
BOB	101,069	1,770,745	129,253	416,277
Others currencies	1,724	-	90,169	36
Current lease liabilities	2,527,052	6,593,564	1,646,160	4,506,201
CLP	174,057	182,644	252,247	413,615
UF	1,872,690	4,729,420	799,267	2,329,117
USD	383,857	1,449,899	495,349	1,486,045
Euros	28,744	28,744	29,985	89,956
ARS	40,403	120,954	42,018	116,631
UYU	27,301	81,903	27,294	70,837
Trade and other current payables	489,246,013	2,069,264	512,732,980	2,789,749
CLP	264,506,307	1,695,576	346,709,386	2,318,545
USD	64,107,427	163,433	37,817,444	114,479
Euros	9,891,227	155,643	10,139,173	303,037
ARS	131,951,490	-	109,041,520	-
UYU	3,659,296	-	3,207,481	-
PYG	10,166,030	54,612	1,703,480	53,688
BOB	4,781,160	-	4,114,496	-
Others currencies	183,076	-	-	-
Accounts payable to related parties	34,282,408	-	26,208,319	-
CLP	8,580,251	-	6,049,243	-
USD	3,028,054	-	6,499,786	-
Euros	22,434,625	-	13,492,389	-
PYG	154,153	-	2,836	-
BOB	860	-	12,194	-
Others currencies	84,465	-	151,871	-
Other current provisions	253,757	2,402,383	450,784	2,094,189
CLP	189,277	2,402,383	340,100	2,094,189
ARS	64,480	-	110,684	-
Current tax liabilities	8,331,308	732,766	24,966,542	10,100,250
CLP	7,704,034	732,766	11,625,210	10,100,250
ARS	548	-	12,805,154	-
UYU	375,649	-	270,980	-
PYG	251,077	-	265,198	-
Provisions for employee benefits	28,000,315	15,183,960	34,407,484	16,269,617
CLP	15,193,525	15,183,960	19,738,744	16,269,617
ARS	11,460,733	-	13,285,500	-
UYU	520,823	-	561,556	-
PYG	548,759	-	460,306	-
BOB	276,475	-	361,378	-
Other non-financial liabilities	758,076	20,892,303	6,866	43,509,764
CLP	-	20,293,201	-	43,509,764
ARS	758,076	599,102	6,866	-
Total current liabilities	614,464,209	182,688,211	606,057,928	175,057,336

CLP	327,147,089	156,057,048	385,859,798	150,948,165
UF	8,811,324	21,801,248	2,623,220	8,607,186
USD	80,681,510	1,969,821	45,080,907	14,386,235
Euros	32,407,017	229,779	23,714,968	458,281
ARS	144,285,352	723,055	137,420,543	116,631
UYU	4,583,069	81,903	4,067,311	70,837
PYG	11,120,019	54,612	2,431,820	53,688
BOB	5,159,564	1,770,745	4,617,321	416,277
Others currencies	269,265	-	242,040	36
Total current liabilities by currency	614,464,209	182,688,211	606,057,928	175,057,336

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022
Non-Current liabilities are denominated in the following currencies:

NON-CURRENT LIABILITIES	As of December 31, 2022			As of December 31, 2021
	More than 1 year until 3 years	More than 3 year until 5 years	Over 5 years	More than 1 year until 3 years	More than 3 year until 5 years	Over 5 years
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Non-current liabilities
Other financial liabilities	82,300,140	176,446,792	916,959,767	114,736,586	118,509,715	225,023,542
CLP	13,219,467	66,973,453	-	97,171,626	4,637,940	-
UF	66,687,314	105,742,207	402,430,310	12,533,802	105,188,583	222,179,075
USD	-	-	506,983,975	747,267	2,201,157	-
Euros	-	-	-	136,383	952,026	-
BOB	2,393,359	3,731,132	7,545,482	4,147,508	5,530,009	2,844,467
Non-current lease liabilities	9,122,405	3,144,217	19,039,930	8,224,925	2,535,945	18,248,153
CLP	30,814	-	-	277,646	-	-
UF	7,855,470	2,921,501	18,164,271	4,531,720	2,045,709	16,786,392
USD	966,569	203,634	875,659	2,993,102	447,091	1,461,761
Euros	-	-	-	59,971	-	-
ARS	132,171	-	-	217,856	-	-
UYU	137,381	19,082	-	144,630	43,145	-
Trade and other non-current payables	17,079	3,866	-	19,333	10,124	-
CLP	-	-	-	19,333	-	-
UF	17,079	3,866	-	-	10,124	-
Other non- current provisions	154,408	181,075	44,475	133,291	207,794	109,994
ARS	-	181,075	44,475	-	207,794	109,994
UYU	154,408	-	-	133,291	-	-
Deferred tax liabilities	32,506,320	13,742,576	66,450,932	34,182,696	13,619,993	70,282,982
CLP	22,270,362	6,918,604	29,173,594	28,097,076	9,562,912	45,514,148
ARS	10,228,262	6,818,841	34,184,711	6,077,525	4,051,684	21,810,152
UYU	-	-	912,841	-	-	777,325
PYG	7,696	5,131	462,787	8,095	5,397	486,768
BOB	-	-	1,716,999	-	-	1,694,589
Provisions employee benefits	813,533	-	41,029,991	8,888	-	34,266,109
CLP	-	-	38,213,999	-	-	32,099,446
ARS	-	-	2,815,992	-	-	2,166,663
BOB	813,533	-	-	8,888	-	-
Total non-current liabilities	124,913,885	193,518,526	1,043,525,095	157,305,719	134,883,571	347,930,780

CLP	35,520,643	73,892,057	67,387,593	125,565,681	14,200,852	77,613,594
UF	74,559,863	108,667,574	420,594,581	17,065,522	107,244,416	238,965,467
USD	966,569	203,634	507,859,634	3,740,369	2,648,248	1,461,761
Euros	-	-	-	196,354	952,026	-
ARS	10,360,433	6,999,916	37,045,178	6,295,381	4,259,478	24,086,809
UYU	291,789	19,082	912,841	277,921	43,145	777,325
PYG	7,696	5,131	462,787	8,095	5,397	486,768
BOB	3,206,892	3,731,132	9,262,481	4,156,396	5,530,009	4,539,056
Total non-current liabilities by currency	124,913,885	193,518,526	1,043,525,095	157,305,719	134,883,571	347,930,780

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

Note 35
Contingencies and Commitments

Services agreements

The total amount of the Company’s obligations with third parties relating to services agreements that cannot be terminated is detailed as follows:

Services agreements not to be terminated	As of December 31, 2022	As of December 31, 2021
	ThCh$	ThCh$
Within 1 year	89,490,342	67,601,086
Between 1 and 5 years	78,625,851	92,254,016
Over 5 years	5,911,139	-
Total	174,027,332	159,855,102

Purchase and supply agreements

The total amount of the Company’s obligations to third parties relating to purchase and supply agreements as of
December 31, 2022
is detailed as follows:

Purchase and supply agreements	Purchase and supply agreements	Purchase and contract related to wine and grape
	ThCh$	ThCh$
Within 1 year	366,466,791	1,784,784
Between 1 and 5 years	855,808,079	25,405,367
Over 5 years	77,855,384	-
Total	1,300,130,254	27,190,151

Capital investment commitments

As of
December 31, 2022
the Company had capital investment commitments related to Property, Plant and Equipment and Intangibles (software) for approximately ThCh$

56,446,606.

Litigation

The following are the most significant proceedings faced by the Company and its subsidiaries in Chile and abroad, including all those
present a possible risk of occurrence and causes whose committed amounts, individually, are more than ThCh$ 25,000 in the case of chilean companies and US$ 15,000 for cases of foreign subsidiaries.
Those losses contingencies for which an estimate cannot be made have been also considered.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial S tate ments December 31, 2022

Trials and
clai
m

Subsidiary	Court	Description	Status	Estimated accrued loss contingency
Cervecera CCU Chile Ltda.	Court of Appeal	Invoice collection	Appeal of sentence	ThCh$ 35,700
Comercial CCU S.A.	Court of Appeal	Collection of labor benefits	Appeal of sentence	ThCh$ 59,301
Transportes CCU Ltda.	Court of Appeal	Compensation for damages	Appeal of sentence	ThCh$ 72,000
Viña San Pedro Tarapacá S.A.	Court of Appeal	Compensation for damages	Appeal of sentence	ThCh$ 45,000
Compañía Industrial Cervecera S.A. (CICSA)	Administrative Courts	Administrative claims of several municipalities for advertising and publicity fees	Proceeding in administrative or judicial stage	US$ 75,000 (ThCh$ 64,190)

The Company and its subsidiaries have established provisions to allow for such contingencies for ThCh
$ 496,302 and

ThCh$

576,587 as
of December 31, 2022 and 2021, respectively (See
Note 24 – Other provisions
).

Tax processes

At the date of issue of these consolidated financial statements, there is no tax litigation that involves significant
passive
or taxes in claim different to mentioned in
Note 25 – Income Tax
.

Guarantees

As of
December 31, 2022,
CCU and its subsidiaries have not granted direct guarantees as par
t o
f their usual financing operations.
However
, indirect guarantees have been constituted, in the form of stand-by and general security product of financing. The main terms of the indirect guarantees constituted are detailed below:

-
The joint venture Central Cervecera de Colombia S.A.S. (CCC) maintains financial debt with local banks in Colombia, guaranteed by the subsidiary CCU Investments II

SpA. through stand-by letters issued by Scotiabank Chile and they are within the financing policy framework approved by Board of Directors, according to the following detail:

Institution	Amount	Due date
Banco Colpatria	US$ 27,200,000	June 24, 2023
Banco Colpatria	US$ 4,000,000	July 21, 2023
Banco Colpatria	US$ 13,500,000	August 31, 2023
Banco Colpatria	US$ 4,289,340	September 6, 2023

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2022

-
The indirect associate Bodega San Isidro S.R.L. maintains financial debt with local bank in Peru, which is endorsed by the subsidiary Compañía
Pisquera
de Chile S.A. through a stand-by letter issued by the Banco del Estado de Chile, this is within the financing policy approved by the Board, and is detailed as follow:

Institution	Amount	Due date
Banco Crédito de Perú	US$ 2,600,000	December 21, 2023

-	Additionally, the Company presents the following guarantees:

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

b)
The Company, through a private notarized document dated July 28, 2017, is required to maintain a direct or indirect participation of at least 50.1% of its subsidiary Compañía Pisquera de Chile S.A., allowing the Company to control its subsidiary during the period of validity of the bank loan with Banco del Estado de Chile for a tot
al of
ThCh $ 16,000,000, maturing on July 27, 2027.

Note 36
Subsequent Events

a)	The Consolidated Financial Statements of CCU S.A., have been approved by the Board of Directors on April 5 , 2023.

b)
On January 26, 2023, the Office of Foreign Assets Control (OFAC) of the U.S. Department of the Treasury announced sanctions against Mr. Horacio Cartes, shareholder, as of that date, of our subsidiaries Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A. (the "Companies in Paraguay").

Later, on March 1, 2023, CCU, through CCU Inversiones II SpA., signed a Private Agreement with the then shareholders of the Companies in Paraguay, Mr. Horacio Cartes Jara and Mrs. Sarah Cartes Jara, whereby it was agreed, among others:

(i) the acquisition of all the shares held by Ms. Sarah Cartes Jara in the Companies in Paraguay, purchase that was executed on March 1, 2023, for a total amount of USD 4,001,920, with CCU becoming the holder of 55.007% and 54.964% of Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A., respectively; and
(ii) the acquisition, by a third party unrelated to Mr. Horacio Cartes, of all the shares held by him in the Companies in Paraguay, no later than March 17, 2023 and subject to CCU agreeing with this third party on certain amendments to the shareholders’ agreements currently in place of the Companies in Paraguay.

Therefore, and having fulfilled the conditions set forth in the aforementioned Private Agreement, on March 16, 2023, Sudameris Bank S.A.E.C.A. acquired all of Mr. Horacio Cartes Jara's shares in the Companies in Paraguay, signing with CCU the respective Shareholders' Agreements, which include corporate governance clauses and other usual clauses for this type of contract, and a Put and Call Option Agreement with respect to the Companies in Paraguay, options that may be exercised by the parties at the beginning of the year 2024.

Consequently, currently the only shareholders of the Companies in Paraguay are CCU, through its subsidiary CCU Inversiones II SpA. and Sudameris Bank S.A.E.A.C. The Companies in Paraguay are controlled by CCU.

In relation to the Trade Mark License Agreement and Distribution Agreement of "Heineken" and the Distribution Agreement of "SOL", all dated April 20, 2018, as well as the Distribution Agreement of "Amstel" dated November 1, 2019 and the Distribution Agreement of "Schin" with Bebidas del Paraguay S.A. (collectively the "Heineken Agreements"), on February 7, 2023 Heineken Brouwerijen B.V., in its capacity as licensor, sent Bebidas del Paraguay S.A. a notice granting a term until March 9, 2023 (extended until March 27, 2023) to remedy the breaches of the Heineken Agreements indicated in such notice, after which time the Heineken Agreements shall be deemed to be immediately terminated, and the effects of such termination shall proceed in accordance with the provisions of the Heineken Agreements. On March 16, 2023, Heineken Brouwerijen B.V. sent a notice to Bebidas del Paraguay S.A. informing that the breaches referred to in the February 7, 2023 notice were formally cured.

c)	There are no others subsequent events between the closing date and the filing date of these Financial Statements that could significantly affect their interpretation.

