Form 20-F/A
period 2022-12-31
UNITED BREWERIES CO INC
filed 2023-05-01
CIK 888746

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No. 1

☐
REGISTRATION STATEMENT PURSUANT TO S
E
CTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
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

YES
☐
 NO
☒

Auditor Firm:	Auditor Firm ID:	Auditor Firm Location:
Avenida Andrés Bello 2711, piso 5, Las Condes, Santiago, Chile	1364	PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (this “Amendment”) amends the Annual Report on Form 20-F of Compañía Cervecerías Unidas S.A. for the fiscal year ended December 31, 2022 as filed with the Securities and Exchange Commission (“SEC”) on April 28, 2023 (the “Form 20-F”). In the Form 20-F we inadvertently included a prior version of the signature block in the document titled “Report of Independent Registered Public Accounting Firm” (the “Audit Report”) under Item 18 in the report of PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada. The Audit Report was signed by PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada and delivered to us prior to the original filing of the Form 20-F, but the correct version with the conformed signature line was inadvertently omitted from the version of the Audit Report included in the filing.

This Form 20-F/A is being filed solely to include the inadvertently omitted conformed signature of PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada in the Audit Reports relating to the consolidated financial statements.
In order to comply with certain requirements of the SEC rules in connection with this filing, this Amendment includes Item 18. Financial Statements and Item 19. Exhibits.
No other changes were made to the Audit Report or to the Form 20-F. The consolidated financial statements and notes to consolidated financial statements have remained the same as that previously filed in the Form 20-F.

This Amendment reflects information as of the filing date of the Form 20-F, does not reflect events occurring after that date and does not modify or update in any way disclosures made in the Form 20-F, except as specifically noted above.

In addition, pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, the certifications pursuant to Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 have been re-executed as of the date of, and are re-filed as part of, this Amendment No. 1 as Exhibits 12.1, 12.2, 13.1 and 13.2.  The only change in these certifications from the certifications of the Company’s principal executive officer and principal financial officer filed as exhibits to the Form 20-F is their date. In addition, the Company is also attaching as Exhibit 101 hereto the Interactive Data File disclosure furnished as Exhibit 101 to the Form 20-F. No changes have been made to the Interactive Data File disclosure furnished as Exhibit 101 to this Amendment from the Interactive Data File disclosure furnished as Exhibit 101 to the Form 20-F
.

ITEM 18: Financial Statements

See Annex for the Financial Statements.

ITEM 19: Exhibits

Index to Exhibits

1.1
Unofficial English translation of the By-laws of Compañía Cervecerías Unidas S.A. (incorporated by reference to Exhibit 3.1 of Compañía Cervecerías Unidas S.A.’s registration statement on Form F-3 (File N° 333-190641) filed on August 8, 2013).

2(d)
Description of Securities Other Than Equity Securities (incorporated by reference to Exhibit 3.1 of Compañía Cervecerías Unidas S.A.’s Annual Report on Form 20-F for the year ended December 31, 2022, filed on April 28, 2023).

8.1
Compañía Cervecerías Unidas S.A. significant subsidiaries(incorporated by reference to Exhibit 3.1 of Compañía Cervecerías Unidas S.A.’s Annual Report on Form 20-F for the year ended December 31, 2022, filed on April 28, 2023).

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

16.1
Unofficial English translation of Compañía Cervecerías Unidas S.A.’s Manual of Information of Interest to the Market (incorporated by reference to Exhibit 3.1 of Compañía Cervecerías Unidas S.A.’s Annual Report on Form 20-F for the year ended December 31, 2022, filed on April 28, 2023)

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment on its behalf.

Compañía Cervecerías Unidas S.A.

By:	/s/ Patricio Jottar
Name:	Patricio Jottar
Title:	Chief Executive Officer

Dated: May 1
st
, 2023

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
Consultores, Auditores y Compañía
Limitada

Santiago, Chile

April 28, 2023

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
(Liabilit ies and equity)

ies and equity
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

Whenever the Company contributes or sells assets to companies under joint control or associates, any income or loss arising from the transaction is recognized based on how the asset is realized. When the Company purchases assets from those companies, it does not recognize its share in the income or loss of the joint venture in respect to such transaction u nti
l the asset is sold or realized.

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

Corporate revenues and expenses are presented separately within t he
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

Below is the detail of future payments and the value of lea
se
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