Form 20-F
period 2023-12-31
UNITED BREWERIES CO INC
filed 2024-04-30
CIK 888746

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                 to _____________

Commission file number                       0-20486

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

YES ☐ NO ☒

Introduction

In this annual report on Form 20-F, all references to “we”, “us”, “Company” or “CCU” are to Compañía Cervecerías Unidas S.A., an open stock corporation (sociedad anónima abierta) organized under the laws of the Republic of Chile, and its consolidated subsidiaries. Our fiscal year ends on December 31st. The expression “last three years’’ means the years ended December 31, 2021, 2022 and 2023. Unless otherwise specified, all references to “U.S. dollars” “dollars” “USD” or “US$” are to United States dollars, references to “Chilean pesos” “pesos” “Ch$” or “CLP” are to Chilean pesos and references to “Argentine pesos” and “ARS” are to Argentine pesos. We prepare our consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards"). See the notes to our consolidated financial statements included in pages F-1 through F-141 of this annual report. We use the metric system of weights and measures in calculating our operating and other data. The United States equivalent units of the most common metric units used by us are as shown below:

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

These forward-looking statements are identified by the use of terms and phrases such as “anticipate”; “believes”; “could”; “expects”; “intends”; “may”; “plans”; “predicts”; “projects”; “will” and similar terms and phrases. We caution you that actual results could differ materially from those expected by us, depending on the outcome of certain factors, including, without limitation:

•	local, regional, national and international economic conditions, including the risks of a global recession or a recession in one or more of our key markets, and the impact they may have on us and our customers and our assessment of that impact;
•	the impact of the occurrence or resurgence of global or regional health events, such as the COVID-19 pandemic, and government measures aimed at limiting the spread of pathogens;
•	financial risks, such as interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, liquidity risk, inflation or deflation, including inability to achieve our optimal net debt level;
•	continued geopolitical instability, which may result in, among other things, economic and political sanctions and currency exchange rate volatility, and which may have a substantial impact on the economies of one or more of our key markets;
•	changes in government policies and currency controls;
•	continued availability of financing and our ability to achieve our targeted coverage and debt levels and terms, including the risk of constraints on financing in the event of a credit rating downgrade;

•	changes in applicable laws, regulations and taxes in jurisdictions in which we operate, including the laws and regulations governing our operations and changes to tax benefit programs, as well as actions or decisions of courts and regulators;
•	limitations on our ability to contain costs and expenses;
•	our expectations with respect to expansion plans, premium growth, accretion to reported earnings, working capital improvements and investment income or cash flow projections;
•	our ability to continue to introduce competitive new products and services on a timely, cost-effective basis;
•	the effects of competition and consolidation in the markets in which we operate, which may be influenced by regulation, deregulation or enforcement policies;
•	changes in consumer spending;
•	changes in pricing environments;
•	volatility in the prices of raw materials, commodities and energy;
•	supply chain constrains;
•	difficulties in maintaining relationships with employees;
•	regional or general changes in asset valuations;
•	greater than expected costs (including taxes) and expenses;
•	the risk of unexpected consequences resulting from acquisitions, joint ventures, strategic alliances, corporate reorganizations or divestiture plans, and our ability to successfully and cost-effectively implement these transactions and integrate the operations of businesses or other assets we have acquired;
•	natural and other disasters, including widespread health emergencies, cyberattacks and military conflict and political instability;
•	any inability to economically hedge certain risks;
•	inadequate impairment provisions and loss reserves;
•	delays in obtaining required licenses;
•	technological changes, threats to cybersecurity and the risk of loss or misuse of personal data;
•	political, social and economic developments in Chile, Argentina and other countries where we currently conduct business or may conduct business in the future, including other Latin American countries; and
•	other factors discussed under “Item 3: Key Information – Risk Factors”, “Item 4: Information on the Company” and “Item 5: Operating and Financial Review and Prospects”.

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

On January 2024, the Chilean Executive branch sent to Congress the Tax Compliance Bill. The objectives of this proposed bill are to address tax evasion and avoidance. It is also expected that during 2024 a second bill will be presented to modify the income tax system. As of the date of this report, the details of this proposal are not available.

Changes in the labor market in the countries in which we operate may affect profit margins in our business.

In all the countries where we operate, we are exposed to changes in the labor market that could affect our profitability and future growth. These changes could include fluctuations in the labor supply, as well as changes in labor legislation, among others.

In April 2023, the Chilean Congress passed Law N° 21,561 which reduces the work week from 45 hours to 40 hours, to be implemented over a five-year period starting in April 2024. Additionally, Argentina is experiencing high levels of inflation and union pressure. These factors may adversely affect our salary expenses.

The Company faces risks related to free competition in all the markets where it operates.

Our business is subject to free competition risks faced due to the market position in each of the markets in which it participates. For example, in Chile, where the Company holds a leading market participation, we have been sued by our main competitor for alleged abuse of dominant position. The Competition Tribunal (“TDLC”, which stands for “Tribunal de Defensa de la Libre Competencia” in Spanish) has not ruled on the lawsuit as of the date of this report. On the other hand, in response to a request from the National Economic Prosecutor's Office ("FNE", which stands for “Fiscalía Nacional Económica” in Spanish) in connection with possible abuse of dominant position, the TDLC approved a settlement between CCU S.A. and the FNE, by virtue of which CCU S.A. assumed a series of commitments in order to facilitate the entry of craft microbrewers to premises that sell beer to be consumed therein, such as hotels, restaurants, pubs, bars and clubs. Additionally, in the other countries where we are present, the Company is exposed to abuse of dominant position by some of its competitors. We have a free competition program and a free competition manual, which includes, among other initiatives, training for employees in these matters by the Compliance Department, who is responsible for free competition risk management.

Consolidation in the beer industry may impact our market share.

In all the countries where we operate, we compete with local and international brands, especially in the beer and non-alcoholic categories. In the beer category, we compete against Anheuser-Busch InBev S.A./N.V. (“ABI”) and its subsidiaries, the largest beer company in the world. In the non-alcoholic categories we mainly compete against bottlers of the products of The Coca-Cola Company.

Our main competitor in the Chilean beer market is Cervecería Chile S.A., a subsidiary of ABI, which has a distribution agreement with Embotelladora Andina S.A. and Embonor S.A., the main bottlers of The Coca-Cola Company's products in Chile. In the past, Cervecería Chile S.A. has implemented aggressive commercial practices. In Argentina, our main competitor is Cervecería y Maltería Quilmes S.A.I.C.A. y G. in Paraguay we compete with Cervecería Paraguaya S.A., in Uruguay with Fábricas Nacionales de Cerveza S.A., in Bolivia with Cervecería Boliviana Nacional S.A. and in Colombia with Bavaria & Cia S.C.A., all of them subsidiaries of ABI. As a result of their dominant position and large size in these countries, these companies benefit from economies of scale in beer production and distribution.

In non-alcoholic categories, our main competitors are Embotelladora Andina S.A. and Embonor S.A., in Chile, Paraguay Refrescos S.A. in Paraguay, Montevideo Refrescos S.R.L. in Uruguay and Embotelladoras Bolivianas Unidas, EMBOL S.A., in Bolivia. All of these entities are bottlers of The Coca-Cola Company's products.

Therefore, we cannot assure you that in the future the aggressiveness of competition will not increase given the financial capacity of our competitors, which could affect our market share and profitability.

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

The Chilean supermarket industry has experienced a consolidation process, which has increased the purchasing power of a few supermarket chains. As a result, we may not be able to negotiate favorable prices, which could negatively affect our sales and profitability. The Company's strengths and strategy, together with consumer trends, have allowed it to maintain the traditional channel as its main sales channel.

Additionally, and despite having insurance coverage, this supermarket chain consolidation has the effect of increasing our exposure to counterparty credit risk, given the fact that we have more exposure in the event one of these large customers fails to fulfill its payment obligations to us. For these cases, the Company has credit insurance coverage.

Fluctuations in the cost of our raw materials may adversely impact our profitability.

We purchase malt, rice and hops for beer, sugar for soft drinks, grapes for wine, pisco and cocktails, and packaging materials, such as aluminum cans, glass bottles and PET resins to produce plastic bottles from domestic producers or in the international markets. The prices of these materials are subject to volatility caused by market conditions, which have experienced significant fluctuations over time, reflecting global supply and demand for commodities as well as other factors, such as fluctuations in exchange rates, climate and social events, geopolitical conflicts, over which we have no control.

The Company has long-term supply agreements for certain raw materials with suppliers that incorporate adjustment polynomials to ensure that they reflect the actual cost of supplies. In the event of variations that could negatively affect our profitability, we seek internally to coordinate efficiency projects that help to offset this effect.

The shortage of critical raw and packaging materials along with disruptions in international trade could negatively impact our supply chain, affecting our operations and results.

The shortage of critical raw and packaging materials, either due to changes in consumption patterns, the level of crop production around the world, quality and availability of raw materials, and/or problems associated with international trade logistics, could affect our supply chain and negatively impact our production levels and, consequently, our results.

In Chile, Law N° 21,368 of 2021, known as the “PUSU Law”, regulates single-use plastic and reinforces recycling by requiring disposable plastic bottled to be produced with a certain percentage of plastic collected and recycled in Chile. A shortage of available recycled plastic in Chile would negatively impact our production levels.

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

Changes in consumers’ lifestyles and preferences could impact on our business, financial condition and results of operations.

The COVID-19 pandemic and other events caused changes in consumers’ lifestyles, and preferences and has generated an acceleration of the digital revolution. These changes require innovation to keep us competitive in line with the new consumption trends.

We are exposed to the risk of a cyber-attack affecting our information platforms, which could generate an interruption in our business.

Digital acceleration has largely generated a dependence of companies to digitize the business, from data networks to IT systems, which generates a security gap, where these components are increasingly vulnerable, which can cause disruptions in operations, financial losses, data loss and reputational damage. The Company relies on information technology networks and systems, including the Internet and cloud services, to process, transmit and store electronic and financial information, manage a variety of business processes and activities, and comply with regulatory, legal and tax requirements. The Company also depends on its information technology infrastructure to capture knowledge and to store confidential information. The Company’s ability to service customers is dependent on the continued operation of these systems.

Cyber-attacks can have a significant impact on operations, reputation and results, as they can cause interruptions in production, distribution and sales activities, with a risk of lost revenue and/or higher costs to resume operations and damage the reputation and trust of our customers. Moreover, the sophistication of cyber attackers has increased, in line with the evolution of technology.

At CCU we have implemented a cybersecurity plan, whose objective is to define, incorporate and strengthen critical capabilities and processes to prevent cyber-attacks and protect business continuity. This plan includes the incorporation of updated technology that supports us in the identification, protection and detection, as well as response and recovery of operations in its industrial and technological environments in the case of an event. In addition, CCU has defined a Corporate Governance, which among other aspects defines cybersecurity policies, education and training plans for employees on cybersecurity, and cybersecurity solutions. See “Item 16k: Cybersecurity”. While the Company takes various precautions and has enhanced controls around its IT systems, like other technology systems, they are susceptible to damage, disruptions or shutdowns, hardware or software failures, power outages, computer viruses, telecommunication failures, user errors, catastrophic events, or cyber-attacks including malware, other malicious software, phishing email attacks, attempts to gain unauthorized access to its data, the unauthorized release, corruption or loss of its data, loss or damage to its data delivery systems, ransomware, and other electronic security breaches. If the Company’s information technology systems suffer severe damage, disruption or shutdown, and its business continuity plans do not effectively resolve the issues in a timely manner, the Company’s business could be negatively affected. In addition, cyber-attacks could lead to potential unauthorized access and disclosure of confidential information, data loss and corruption. As a result of a cyber-attack the Company could also be vulnerable to fraud. While the Company is not currently aware of any material impact from cyber-attacks and the Company continues to devote time and resources to the remediation of such risks, there is the possibility of a material impact from such an attack in the future.

Changes to Regulations for labeling materials and the advertising of alcoholic beverages and other food products in the countries in which we operate could adversely affect us.

In August 2021, Law N° 21,363 was published establishing regulations regarding commercialization and advertising of alcoholic beverages including, among others, the incorporation of warnings about the consumption of alcohol on labeling and promotional materials, the obligation to inform the caloric content of the products on labeling, time restriction for advertising, and prohibited promotional activities or advertising of alcohol in relation to sport and cultural activities. These measures will enter into force immediately or deferred as established in the aforementioned Law. This Law and regulations could affect our alcoholic beverages portfolio and certain marketing activities. The Company is continually committed to being an active agent in the promotion of responsible alcohol consumption in society.

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

The image and quality of our products is essential for the success and development of the Company. Problems with product quality could tarnish the reputation of our products and may adversely affect our sales revenues. The Company must also ensure that our sales force provides good customer service and adapts to fulfill the needs and preferences of our consumers. Likewise, adverse or misleading information on social networks could affect our reputation. If we are unable to maintain a good relationship with our clients and consumers, our financial results may suffer.

The Company is committed to maintaining and continuously improving the quality and safety of raw materials and products, and ensuring the safety of CCU employees and consumers during the manufacturing, packaging and distribution processes of our products.

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

There can be no assurance that, due to the effects of climate change events, other natural disasters and increased social unrest, among others, our existing insurance coverage will continue to be available, or available on commercially reasonable terms or at commercially reasonable prices, or that the amounts for which we are insured, or the proceeds of such insurance, will fully compensate us for our losses.

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

The Company has processes, policies and procedures in place to optimize industrial water consumption and reduce the impact of our operations on the environment.

Since 2010, we have had an Environmental Vision that establishes goals for reducing water consumption in our operations. Between 2010 and 2023, the Company reduced water consumption per hectoliter produced by approximately 48%. CCU has also renewed its commitment to the new Sustainability Strategy through its Environmental Vision 2030 and its commitment to optimizing water consumption per hectoliter produced.

Catastrophic events in the regions in which we operate could have a significant adverse effect on our financial condition.

Natural disasters, pandemics or other catastrophic events could impair our ability to manufacture, distribute or sell our products. Failure to take adequate steps to mitigate the likelihood or potential impact of such events, or to manage such events effectively if they occur, could adversely affect our sales volume, cost and supply of raw materials, earnings and could have a significant effect on our business, operational results, and financial position.

Chile has been affected in the past by several natural disasters, earthquakes, including large floods, mudslides and wildfires. To mitigate the impacts of these events or others, the Company has specially designed contingency plans, safety measures that contribute to mitigation and associated insurance. The effects of natural disasters could increase as a result of climate change.

New applicable environmental regulations could affect our business.

CCU’s operations are subject to local, national and international environmental norms and regulations. These regulations cover, among other things, emissions from different sources, noise, disposal of solid and liquid wastes, the temporary storage of residuals, hazardous and non-hazardous substances, odors and other activities inherent to our industry. In Chile, on June 1, 2016, Law N° 20,920 was enacted and established a framework for waste management and extended producer responsibility, and stimulation of recycling (“REP Law”), with the objective of lowering the generation of waste of priority products as determined by the bill and fostering recycling of the waste. On March 16, 2021, the Regulation of Law N° 20,920 was published that establishes collection, recovery and other obligations associated with containers and packaging, which will become effective as of September 2023 and progressively over the next few years, according to the percentages of each priority product. Additionally, CCU's subsidiaries, which are producers for the purposes of the REP Law, adhered as partners to the first Collective Management System called ReSimple, which in turn has environmental approvals and from the Competition Tribunal ("TDLC").

Additionally, on August 13, 2021, the PUSU Law was published requiring: (i) that disposable plastic bottles that are commercialized must be manufactured containing a percentage of plastic that has been collected and recycled within the country in the proportions to be established by means of a regulation to be issued within 18 months as of the date of publication of the law, with a minimum of 15% in 2025 (the above regulation is still pending), and (ii) retail businesses (including e-commerce and delivery applications) must offer beverages in returnable plastic bottles (excluding alcoholic and dairy products), effective for supermarkets 6 months as of the date of publication of the law and two years for all other retailers. See “Item 4: Information on the Company – E. Environmental Matters. In Chile, the 2022 reform of the Water Code establishes a new regime for the constitution of temporary water use rights, applicable to those rights granted in the future, and introduces a system of expiration for non-use when the construction works for the exercise of such rights are not carried out and such rights are published in the list of payment of non-use patent for a certain period of time. This, in addition to the introduction, within the environmental evaluation process, of criteria related to climate change, establishing a more demanding regime with respect to water resources, both for the constitution of new rights and for the environmental evaluation of new projects with water environmental variables.

Law N° 21,455 of 2022, Ley Marco de Cambio Climático in Chile, establishes a legal framework to deal with the challenges presented by climate change for the country, in order to achieve and maintain Greenhouse Gas (“GHG”) emissions neutrality by 2050. In this regard, and given the management instruments that will be issued, such as the guidelines that establish the synergistic effects and monitoring of environmental variables with a view to climate change, we believe that environmental regulation and processing will be more demanding and regulatory complexity.

On September 6, 2023, the Biodiversity Law was enacted, creating the Biodiversity Service, an institution aimed at conserving biological diversity and protecting the country's natural heritage, and the respective regulations are still pending, it will be necessary to review its implementation and its degree of impact on our operations.

In relation to environmental regulations, Law N° 21,595 of August 2023, "Economic Crimes Law", incorporated a new chapter to the Chilean Criminal Code called "Attempts against the Environment", which establishes specific criminal offenses in environmental matters framed, among others, in the release of polluting substances into the air, water, soil, illegal extraction of water and serious environmental damage, false and incomplete reporting that conceals or mitigates environmental consequences, as well as crimes associated with sectoral issues outside the competence of the Superintendence of the Environment. In this regard, the Company complies in all material respects with local regulations and continuously reviews its relevant policies, processes and protocols.

Finally, increasing concern over climate change also may result in additional legal or regulatory requirements designed to reduce or mitigate the effects of carbon dioxide and other greenhouse gas emissions on the environment and/or may result in increased disclosure obligations.

RISKS RELATING TO CHILE

We are substantially dependent on economic, political and social conditions in Chile, which may adversely impact the results of our operations and financial condition.

Chile is our most significant market. The Chile Operating segment generated 68.6% of our sales revenues in 2023, the International Business Operating segment (which includes Argentina, Bolivia, Paraguay and Uruguay) contributed 22.9%, and the Wine Operating segment, including the domestic markets in Chile and Argentina, as well as exports, accounted for 9.9% of revenues. Thus, our operating and financial performance is dependent, to a large extent, on the overall level of economic activity in Chile. The Chilean economy experienced an average annual growth rate (measured by GDP) of 2.0% between 2013 and 2023. In the past, slower economic growth in Chile resulted in a lower growth rate of consumption of our products and, consequently, adversely affected our profitability. Chile’s economic growth rate has been affected in the past by the disruption in the global financial markets by global recessions or a pandemic, as was the case in 2009 and 2020.

Although Chilean inflation has been limited in the last ten years, in line with the international trend, Chile experienced an increase in inflationary pressure in 2022, reaching an inflation of 12.8%, compared to an annual average of 4.5% from 2013 to 2023. In 2023 inflation returned to lower figures, closing at 3.9%. High levels of inflation and currency devaluation in Chile could adversely affect the Chilean economy and have a negative effect on our results. Even though the last estimates of the Central Bank of Chile forecast a reduction in inflation in 2024, we cannot assure you that Chilean inflation will remain at the actual level.

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

The Company maintains adequate liquidity levels, takes measures to secure the supply chain and, at the same time, implements efficiency plans, improvements in revenue, cost and expense management. On the other hand, it has diversified its operations geographically and maintains a solid financial health, as reflected in its local and international risk ratings which are: 'AA+' by Fitch Chile Clasificadora de Riesgo Limitada and by International Credit Rating Compañía Clasificadora de Riesgo Limitada ("ICR"), locally, and 'BBB' and 'A-' by Standard & Poor's and Fitch Ratings, respectively, internationally.

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

The Chilean securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. For example, the Santiago Stock Exchange, which is Chile’s principal stock exchange, had a market capitalization of approximately USD 180.3 billion as of December 31, 2023, while the New York Stock Exchange (“NYSE”) had a market capitalization of approximately USD 35.0 trillion and the NASDAQ National Market (“NASDAQ”) had a market capitalization of approximately USD 26.2 trillion as of the same date. In addition, the Chilean securities markets can be materially affected by developments in other emerging markets, particularly other countries in Latin America.

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

The financial position and results of our operations in Argentina are, to a considerable extent, dependent upon political, social and economic conditions in Argentina, as demand for beverage products generally depends on the prevailing economic conditions in the local market. In the past, Argentina has suffered recessions, high levels of inflation, currency devaluations and significant economic decelerations in various periods of its history. The following paragraph summarizes the evolution of key economic indicators in Argentina:

During 2016, Argentina’s GDP contracted by 2.1% and inflation was close to 40%. In 2017, GDP growth was 2.8% and inflation close to 25%, showing a slight recovery in the economy. In 2018, Argentina once again entered into a recession and its GDP decreased by 2.6% and accumulated inflation reached 47.6%. Consequently, given that between 2016 and 2018 (three years) the cumulative inflation rate exceeded 100%, Argentina was deemed to be a hyperinflationary economy as of July 1, 2018.In 2021, the GDP expanded 10.7%, and inflation reached 50.9%, while in 2022 GDP grew 5.0% and inflation reached 94.8%. In 2023, GDP contracted by 1.6% and inflation reached 211%. Consequently, given that cumulative inflation between 2019 and 2022 exceeded 100%, Argentina continues to be considered a hyperinflationary economy (for more information see “Note 2” of our Consolidated Financial Statements as of December 2023 included herein).

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

The devaluation of the ARS negatively affects our results. Our Argentine subsidiaries use the ARS as their functional currency, and their Financial Statements are translated into CLP for consolidation purposes, which impacts their results and equity evaluations due to the translation effect. In addition, the cost of most of our raw materials in Argentina is indexed to the USD price. In 2023, the ARS versus USD had an average devaluation of approximately 122.1% and end of period devaluation of 356.2%. All of the above generated a translation effect on reported revenues, costs and expenses, as well as pressure on USD-indexed costs.

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

Since 2020 until the end of 2023, in an attempt to curb increasing inflation, the Argentine government applied various methods to regulate price increases of various consumer goods, directly and indirectly, including beer. During 2023, we were party to agreements with the Argentine government that require us to sell our products at a previously set price. These agreements and the various price control and price-fixing mechanisms were terminated by the new government that took office at the end of 2023.

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

In addition, the new government has issued the Necessity and Urgency Decree N° 70/2023, which introduces relevant amendments to the legal regime under which CCU Argentina and its subsidiaries operate, including: (i) the total repeal of the Supply Law N° 20,680; (ii) the total repeal of the Shelf Act N° 27,454; (iii) the total repeal of the Law on Price Observatory and Availability of Goods, Supplies and Services N° 26,992; (iv) amendments to the National Civil and Commercial Code regarding the extension of the autonomy of will in contracts; and (v) amendments to the labor regime. As of the date of this annual report, Decree of Necessity and Urgency N° 70/2023 is in force, but pending ratification by the National Congress, which will occur if at least one of its chambers ratifies it.

RISKS RELATING TO OUR ADSs

We are controlled by one majority shareholder, whose interests may differ from those of holders of our ADSs, and this shareholder may take actions that adversely affect the value of a holder’s ADSs or common stock.

As of December 31, 2023, Inversiones y Rentas S.A. (“IRSA”) a Chilean closely held corporation, directly and indirectly owned 65.87% of our shares of common stock. Accordingly, IRSA has the power to control the election of most members of our board of directors and its interests may differ from those of the holders of our ADSs. IRSA also has significant influence in determining the outcome of any corporate transaction submitted to our shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets and going-private transactions. In addition, actions by IRSA with respect to the disposal of the shares of common stock that it owns, or the perception that such actions may occur, may adversely affect the trading prices of our ADSs or common stock.

Chilean economic policies, currency fluctuations, exchange controls and currency devaluations may adversely affect the price of our ADSs.

The Chilean government’s economic policies and any future changes in the value of the CLP relative to the USD could adversely affect the USD value and the return on any investment in our ADSs. The CLP has been subject to nominal devaluations and appreciations in the past and may be subject to fluctuations in the future. For example, when comparing the average exchange rates for each period, the Chilean peso by depreciated by 9.7% and 12.8%, in 2019 and 2020, respectively, while it appreciated 4.2% in 2021, depreciated 14.9% in 2022 and appreciated 3.8% in 2023. When comparing the exchange rate as of the end of each period, the Chilean peso depreciated by 7.8% in 2019, appreciated 5.0% in 2020, and depreciated 18.8%, 1.3% and 2.5% in 2021, 2022 and 2023, respectively. See “Item 3: Key Information – A. Selected Financial Data – Exchange Rates.”

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

In 2022, Heineken Chile Ltda. became Heineken Chile SpA, a Chilean corporation (sociedad por acciones) whose current controller is Heineken International B.V., a Dutch limited liability company, subsidiary of Heineken N.V. The majority shareholder of Heineken N.V. is the Dutch company Heineken Holding N.V., a Dutch subsidiary of L'Arche Green N.V., which is a subsidiary of L'Arche Holdings B.V., the latter ultimately controlled by Mrs. C.L. de Carvalho-Heineken. Currently, Quiñenco and Heineken Chile SpA, are the only shareholders of IRSA, each with a 50% equity interest. As of March 31, 2024, and as of the date of this annual report, IRSA directly and indirectly owned 65.87% of our shares of common stock.

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

Furthermore, in 2013, CCU, through its subsidiary CCU Inversiones S.A., increased its stake in VSPT to 64.72% by acquiring additional outstanding shares of VSPT. VSPT is conformed by the San Pedro, Tarapacá, Santa Helena, Viña Leyda, Misiones de Rengo, Viña Mar, Casa Rivas, Finca La Celia, and Bodega Tamarí wineries. These are all important and renowned cellars in Chile and Argentina, each with its own distinctive brands. Since the merger, VSPT has become the second-largest Chilean wine exporter and one of the leaders in the domestic market. In June 2013, the merger of Viña Misiones de Rengo S.A. and Viña Urmeneta S.A. was completed, with Viña Valles de Chile S.A., as the legal successor. In May 2014 Vitivinícola del Maipo S.A. merged into Viñas Orgánicas SPT S.A., the latter being the legal successor. Additionally, in April 2015 Viña Santa Helena S.A. merged into Viña San Pedro Tarapacá S.A., pursuant to the Chilean Corporations Act, due to the fact that Viña San Pedro Tarapacá S.A. became the sole shareholder of the company for more than 10 days. On December 21, 2020, the board of directors of Finca La Celia S.A. and Bodega San Juan S.A.U. approved to carry out a merger by absorption, pursuant to which Finca La Celia S.A. was the surviving entity, effective as of January 1, 2021. In order for the merger to materialize, all legal requirements must be complied with, and the merger must be ultimately approved by the Inspección General de Justicia de la Ciudad de Buenos Aires, Argentina.

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

On September 4, 2018, CCU and 29 other companies in Chile, signed a Zero Waste to Landfill Clean Production Agreement (CPA), together with the Chilean government’s Sustainability and Climate Change Agency (ASCC) and the Recycling Industry National Association. In this agreement, the participating companies committed to reducing to zero the waste that they send to landfills, within a period of two years.

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

On March 24, 2021, IRSA acquired 5,780,000 shares of Compañía Cervecerías Unidas S.A. in Chile, equivalent to 1.56% of the ownership interest in CCU. Prior to such purchase IRSA directly owned 53.16% of CCU’s shares and had an indirect participation of 6.84% through its subsidiary Inversiones IRSA Limitada (amounting to a 61.56% direct and indirect ownership of CCU’s shares). Pursuant to Article 198 Section 5 of Law N° 18,045 (the “Chilean Capital Market Law”) and Circular N° 1,514 of the CMF, IRSA made a partial tender offer (“Tender Offer”) for the acquisition of up to 16,390,172 ordinary shares of CCU S.A, including those in the form of ADSs, representing 4.44% of CCUS.A.’s share capital. The tender offer was conducted in Chile and the United States of America between May 19 and June 17, 2021, and during such period IRSA received tenders for 15,907,548 shares (including 4,884,800 shares represented by ADSs), representing approximately 4.31% of CCU’s share capital. Consequently, following acceptance of the shares tendered pursuant to the Tender Offer, IRSA became the direct and indirect holder of 65.87% of CCUS.A.’s shares.

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

In April 2022, the company issued and placed in the Chilean Market 10-year bonds in a principal amount of UF 2 million (equivalent to CLP 73,579 million as of December 31, 2023) maturing on March 15, 2032, with an interest rate of 3.20% per annum. Also, in December 2022, the Company issued 20-year bonds, for a total of UF 4 million (equivalent to CLP 147,157 million at December 31, 2023) maturing on September 15, 2042. These bonds were placed with an interest rate of 2.72% per annum.

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

Additionally, in July 2022, the Company acquired the brand Volcanes del Sur, a premium beer brand in Chile.

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

In March 2023, CCU entered into irrevocable and definitive agreements with respect to Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A., which established the exit of the Cartes Group from said companies, and the incorporation of a new partner Sudameris Bank S.A.E.C.A.. By virtue of this, CCU, through its subsidiary CCU Inversiones II SpA, increased its shareholding in Bebidas del Paraguay S.A. from 50.005% to 55.007%, and in Distribuidora del Paraguay S.A. from 49.959% to 54.964%, with Sudameris Bank S.A.E.C.A. holding the remaining shares of both companies. Later, in February 2024, according to the Put and Call Option Agreement entered into on March 16, 2023 between CCU Inversiones II SpA and Sudameris, and due to the exercise of the Put option by Sudameris, CCU Inversiones II SpA and CCU Inversiones S.A., the latter also a subsidiary of CCU, have acquired all of the shares of Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A., owned by Sudameris.

Consequently, as of the end of this report, the only shareholders of Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A. are CCU Inversiones II SpA and CCU Inversiones S.A.

As part of our internationalization strategy, which seeks the growth and premiumization of our portfolio, VSPT Wine Group opened a sales office in Shanghai, China.

In Argentina, we implemented the integration of the water joint venture Aguas de Origen S.A. to the sales and distribution network of our subsidiaries in that country. This will allow us to develop the synergies inherent to our multi-category strategy in the region in the future.

Continuing to consolidate our commitment with sustainability and circular economy we announced the construction of a plant for the production of rPET (recycled polyethylene terephthalate) Recycled Resin, under the name "CirCCUlar", which should be operating by 2024. We estimate a production capacity of more than 18,000 tons of PET per year, allowing us to recycle 870 million bottles per year. "CirCCUlar" will have state-of-the-art technology, incorporating certified renewable energies, aligned with our sustainability goals and strategy.

Regarding sustainability initiatives, in October we celebrated our 5th Sustainability Summit, updating our Sustainability Strategy, which we named “Juntos por un Mejor Vivir”. This update includes 2 pillars: “Our Planet” and “Our People”, addressing 8 main topics. Under “Our Planet” we will cover Water Balance, Circular Vocation, Climate Challenge and Responsible Procurement as main challenges, while Under “Our People”, we will address “SER CCU” Experience, Passion for the Consumer, Conscious Consumption and Country Progress. All these 8 topics translate into 20 goals by 2030.

On December 29, 2023, Mr. Francisco Pérez takes over as chairman of the board of directors of CCU S.A., following the resignation of Mr. Andrónico Luksic, who was a member of the Board of Directors of CCU S.A. for more than 36 years.

Capital Expenditures

The capital expenditure figures for the last three years disclosed below reconcile to the Consolidated Statements of Cash Flows.

Our capital expenditures for the last three years were CLP 171,854 million, CLP 203,603 million and
CLP 129,448 million, respectively. In the three-year period, the amount of capital expenditures totaled
CLP 504,905 million, of which CLP 362,378 million was invested in Chile and CLP 142,527 million outside Chile.

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

During 2023, 72% of our capital investments were allocated to our operations in Chile. The primary allocation of these investments was to increase our capacity in the Temuco and Santiago plants; by improving beer packaging lines. We also implemented a new packaging line (hot fill) at our CCU Renca plant, in Santiago. Additionally, at the CCU Renca plant, we began construction of the CirCCUlar plant. We began the investment in Isla de Maipo plant as a premium wine location.

In Argentina we continued with the expansion of the Lujan Plant and the integration of ADO. We continue to invest to respond to market and consumer trends.

The following table shows our primary capital expenditures for the period 2021-2023. See “Item 5: Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Capital Expenditures” for the 2024-2027 period.

	2021	2022	2023
		(millions of CLP)
Chile	108,080	161,345	92,953
Abroad	63,774	42,258	36,495
Total	171,854	203,603	129,448

B.	Business Overview

1)	Summary

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

In 2015, the Committee of International Business was created, which brought together management of business activities in Argentina, Bolivia, Paraguay and Uruguay. The Committee of International Business also represents and looks after the interests associated with investments in Colombia, which continue to report their results under Equity and Income of JVs and are associated on a consolidated basis.

Over the last five years, our strategic priorities have evolved as follows:

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

In 2023, the 2022-2024 Strategic Plan was enhanced by the implementation of “HerCCUles”, a recovery profitability plan, which encompasses six pillars: (i) maintain business scale, (ii) strengthen revenue management efforts, (iii) enhance the “CCU Transformation” program to deliver efficiency gains in costs and expenses, (iv) optimize CAPEX and working capital, (v) focus on core brands and high volume/margin innovations, and (vi) continue investing in our brand equity.

2)	Overview

Overview: Chile Operating segment

We estimate that our weighted volume market share for the Chile Operating segment was approximately 46.2%, 45.2% and 45.0% in 2021, 2022 and 2023, respectively. The calculation of the weighted average for past periods includes markets and industries that CCU entered at a later date. Weighted volume market share includes all categories in which CCU participates in the Chilean domestic market, excluding HOD, powder drinks and energy drinks, according to Nielsen figures.

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

Our non-alcoholic beverages in Chile include carbonated soft drinks (both cola and non-cola), juices, sports and energy drinks, ice tea; and water, which include mineral, purified and flavored bottled water. These include both our proprietary brands and brands produced under license, from PepsiCo (carbonated soft drinks, non-carbonated soft drinks and energy drinks), Schweppes Holdings (carbonated soft drinks) and Promarca (juice and fruit-flavored beverages). In the energy drinks business, we are the exclusive distributor of Red Bull energy drinks in Chile. We also produce and distribute Gatorade, under license from Stokely Van Camp Inc.. In addition, we also produce and distribute purified waters under license from Societé des Produits Nestlé S.A. and others, and distribute the imported brand Perrier. We also participate in the ready-to-mix category with instant powder drinks in a joint operation with Empresas Carozzi S.A.

We also produce and distribute pisco and cocktails, rum, flavored alcoholic beverages (“FABs”), gin and cider in Chile. In addition, we distribute Pernod Ricard products, such as whisky, vodka, rum, gin and other spirits, in non-supermarket retail stores. Also, we distribute Fratelli Branca products, mainly Fernet, a blend of herbs and spices liquor.

Wholesale and retail prices of all the previously mentioned categories are not regulated in Chile. Wholesale prices are subject to negotiation between the producer and the purchaser, while retailers determine retail prices to the final consumer. We believe that the key factors determining retailers’ prices include national and/or local price promotions offered by the manufacturer, the nature of product consumption (on-premise or off-premise), the type of packaging (returnable or non-returnable), the applicable tax structure and the desired profit margins considering all related costs and expenditures such as marketing, sales, distribution, and administrative expenses (MSD&A) and production.

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

As part of CCU’s innovation and digital transformation initiatives, we broadened our e-commerce sales channels through the launch of a modern online sales website in Chile during 2019, called “La Barra”, providing a new experience for consumers through home delivery of our portfolio. During 2023, through La Barra, we delivered products to over 63,233 households in Chile.

In Argentina, Bolivia, Paraguay and Uruguay we use our own sales force, as well as third party distributors.

Plasco, a subsidiary of CCU, produces nearly all plastic caps and injected preforms we use to produce plastic bottles in the Chile Operating segment.

Overview: International Business Operating segment

We estimate that our weighted volume market share for the International Business Operating segment was approximately 18.0%, 18.1% and 17.1% in 2021, 2022 and 2023, respectively.

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

In Paraguay, through our subsidiaries, we produce and distribute carbonated soft drinks under the brand Pulp, Puro Sol for juices and La Fuente for mineral water. Also, we have a license to produce and distribute juices under the Watt’s brand and a license to distribute beer under the Heineken, Amstel, Sol, Schin, Paulaner, Blue Moon and Kunstmann brands. We also import from Uruguay the isotonic beverage FullSport. In craft beers, we have the Sajonia brand and its varieties, which are produced locally.

In Bolivia, through our subsidiary BBO, we produce and distribute beer under the brands Real, Capital, Cordillera, Uyuni and Amstel; and carbonated soft drinks under Mendocina, Sinalco and Malta Real. The latter is a soft drink with sugar based on malt, but without alcohol. We also participate in the water category under Mendocina and De la Sierra brands. In addition, through BBO, we sell and distribute Heineken, imported beer brand.

Overview: Wine Operating segment

VSPT produces and markets a full range of wine products for the Chilean and Argentine domestic markets and export markets, reaching over 80 countries. The weighted average volume market share was 19.1%, 19.9% and 20.0% in 2021, 2022 and 2023, respectively. The calculation of the weighted average for past periods includes markets and industries that CCU entered at a later date. In 2023, VSPT’s sales amounted to approximately 35.7% of total measured domestic industry sales by volume in Chile, according to Nielsen, and 12.8% of total Chilean wine export sales by volume, when excluding bulk wine, according to Wines of Chile Association.

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

In Argentina, on April 28, 2022, CCU through its subsidiary, Compañía Cervecerías Unidas Argentina S.A. acquired 49% of the ownership of Aguas Danone de Argentina S.A. ("ADA"), which operates in the mineral waters and flavored waters business through its brands Villavicencio, Villa del Sur, Levité, Ser and Brío. This transaction included share acquisition and capital contributions. Furthermore, on April 28, 2022, the subsidiary Compañía Cervecerías Unidas Argentina S.A., acquired 49% interest on Aguas de Origen S.A. ("ADO"). It should be noted that ADO, is continuing the business of Aguas Danone de Argentina S.A. Finally, on November 30, 2022, our subsidiary Compañía Cervecerías Unidas Argentina S.A. acquired an additional 1% of the shares of ADO, reaching a 50% interest in this company.

3)	The Beverage Market[1]

The Beverage Market: Chile Operating segment

The Chilean beer industry had an estimated size of 1,111 million liters in 2023. The main packaging presentations are non-returnable aluminum cans, returnable and non-returnable glass bottles, while the predominant distribution channels are the off-premise channel, the latter mainly composed by liquor stores and convenience stores, and supermarkets.

The non-alcoholic beverages market in Chile consists of both carbonated and non-carbonated beverages. The principal types of carbonated beverages are colas, non-colas and carbonated mineral bottled water. The non-carbonated beverages are fruit juices, functional drinks and non-carbonated mineral, purified and flavored bottled water. The main packaging presentations for non-alcoholic categories are non-returnable and returnable plastic bottles. In 2023, the Chilean carbonated soft drink industry had an estimated size of 2,287 million liters; the water[2] industry had an estimated size of 866 million liters; the nectar and juices[3] industry had an estimated size of 383 million liters; and the functional drinks[4] industry had a size of 218 million liters.

The following table sets forth Nielsen estimates as to the percentage of total carbonated soft drinks sales in Chile, represented by each of the two principal categories of carbonated soft drinks during the last three years:

Type	2021	2022	2023
Colas	58%	60%	61%
Non-colas	42%	40%	39%
Total	100%	100%	100%

[1] The source of the size of each industry is GlobalData: Quarterly Beverage Forecast, with the exception of the beer industry in Chile and Argentina, which corresponds to an internal estimate. Figures for beer industry in Chile correspond to an estimated size of 1,155 million liters in 2022.

[2] Includes HOD, packaged water, flavored water and enhanced water.

[3] Includes Nectars, juices and still drinks.

[4] Includes Sports drinks, Energy drinks and Iced tea.

Traditionally, beer, wine and pisco have been the principal alcoholic beverages consumed in Chile. Pisco is a distilled wine spirit, produced in the regions of Atacama and Coquimbo in the north of Chile. The spirits industry had an estimated size of 108 million liters in 2023.

The beverage excise taxes in Chile are as shown in the following table:

Category	Current Excise Tax
Beer	20.5%
Wine	20.5%
Spirits	31.5%
Sugar containing Softdrink(1)	18.0%
No sugar containing Softdrink(2)	10.0%
Flavored Water	10.0%
(1) more than 15 gr / 240 ml of sugar
(2) with 15 gr / 240 ml or less of sugar

The Beverage Market: International Business Operating segment

In Argentina, beer and wine have been the principal alcoholic beverages consumed in this country. In 2023, the Argentine beer industry had an estimated size of 2,083 million liters; the spirits industry had an estimated size of 162 million liters; and the cider industry had an estimated size of 109 million liters.

The following table shows current nominal Argentinean excise taxes:

Category	Current Excise Tax
Beer	14.0%
Whisky	26.0%
10% - 29% alcohol content	20.0%
30% or more alcohol content	26.0%
Wine - cider	0.0%
Flavored soft drinks, mineral water and juices	4.0% - 8.0%

In Uruguay, we participate in the beer and non-alcoholic beverages categories since our entrance to the market in 2012, with both proprietary and under license brands. Later, in 2019 we added wine into our portfolio. In 2023, the Uruguayan beer industry had an estimated size of 109 million liters; the wine[5] industry had an estimated size of 68 million liters; the carbonated soft drink industry had an estimated size of 364 million liters; the water[6] industry had an estimated size of 519 million liters; and the nectar and juices[7] industry had an estimated size of 38 million liters.

In Paraguay, we participate in the beer and non-alcoholic beverages categories since our entrance to the market in 2013, with both proprietary and under license brands. Later, in 2020 we added wine into our portfolio. In 2023, the Paraguayan beer industry had an estimated size of 346 million liters; the wine industry had an estimated size of 61 million liters; the carbonated soft drink industry had an estimated size of 613 million liters; the water6 industry had an estimated size of 472 million liters; and the nectar and juices6 industry had a size of 81 million liters.

In Bolivia, we participate in the beer and non-alcoholic beverages categories, with both proprietary and under license brands. Our operation in Bolivia is consolidated in our Income Statements since August 2018. In 2023, the Bolivian beer industry had an estimated size of 344 million liters; the carbonated soft drink industry had an estimated size of 1,215 million liters; and the water6 industry had an estimated size of 274 million liters.

[5] Includes still wine, sparkling wine and fortified wine.

[6] Includes HOD, packaged water, flavored water and enhanced water.

[7] Includes Nectars, juices and still drinks.

The Beverage Market: Wine Operating segment

The Chilean wine[8] industry had an estimated size of 209 million liters in 2023. Wines in Chile can be segmented by product type. Chilean wineries produce and sell premium, varietal and popular-priced wines within the domestic market. Premium wines and many of the varietal wines are produced from high-quality grapes, aged and packaged in glass bottles. Popular-priced wines are usually produced using non-varietal grapes and are not aged. These products are generally sold in either cartons or jug packaging.

4)	Production and Marketing

Production and Marketing: Chile Operating segment

The production, marketing and sales of beverages in Chile generated net sales of, CLP 1,578,152 million, CLP 1,673,349 million and CLP 1,758,971 million, in 2021, 2022 and 2023, respectively, or 63.5%, 61.7% and 68.6% of CCU’s consolidated Net sales in those years. Our sales by volume in Chile decreased 2.6% in 2023.

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

Our brands Cristal and Escudo are the best-selling proprietary parent beer brands in Chile. Other relevant proprietary parent brands are: Royal Guard and Royal Guard CER0,0°, our premium beer brand; Morenita, our dark beer brand; Dorada, our convenience brand; and Stones, a flavored sweetened beer with 2.5% alcohol content. From time to time, we introduce innovations and brand extensions to our most relevant brands. For example, during 2023 we launched Royal Golden in conjunction with the brand’s proposal to join the light beer segment. Additionally, Cristal introduced ‘Cristal Orígenes’ limited edition commemorating three regions of Chile: A Honey touch beer for the central zone, a Lemon flavor beer for the North, and a Red Fruit flavored beer for the South. Austral also continued with innovations in Patagonia, launching a new Blonde Lager beer, expanding its product portfolio which previously was limited to Red Lager, Hoppy Lager and Black Lager beverages. Additionally, Kunstmann added new varieties to its Limited Edition Experimental beers. Finally, Stones introduced its new Mango flavored beer. In October 2001, Cervecería Austral entered into a license agreement with our subsidiary Cervecería CCU to produce and sell our brand Cristal, as well as any other brand owned by or licensed to Cervecería CCU in the southern part of Chile. The agreement also permits us to commercialize and distribute the Austral brand in Chile, with the exception of the Magallanes Region, where selling and distribution is carried out by Comercial Patagona Ltda., a subsidiary of Cervecería Austral. This agreement is currently renewable for periods of two years, subject to compliance with the contract conditions.

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

[8] Includes still wine, sparkling wine and fortified wine.

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

The following table shows our proprietary parent beer brands, brands produced under license and brands imported under license for the Chilean Market:

Premium	Mainstream	Convenience
Royal Guard	Cristal	Dorada
Royal Guard Cer0,0°(2)	Cristal Cer0,0°(2)
Heineken(1)	Escudo
Heineken 0.0(2)(3)	Morenita
Heineken Silver(3)	Stones
Austral(1)(5)	Andes
Polar Imperial(1)	Bavaria
Kunstmann
D’olbek
Sol(1)
Coors(3)
Blue Moon(4)
Szot(5)
Guayacán(5)
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

During the last three years we sold our beer products in Chile in the following containers:

Percentage of Total Beer Products Sold
Container	2021	2022	2023

Returnable (1)	12%	13%	16%
Non-returnable (2)	86%	84%	81%
Returnable kegs (3)	2%	3%	3%
Total	100%	100%	100%
(1) Returnable beer containers include glass bottles of various sizes.
(2) Non-returnable beer containers include glass bottles and aluminum cans, both of assorted sizes.
(3) Returnable kegs are stainless steel containers, which have a capacity of 20, 30 and 50 liters.

The following table sets forth our beer sales volume breakdown in Chile by category, for each of the last three years:

Category	2021	2022	2023
Premium	43%	45%	44%
Mainstream	55%	53%	53%
Convenience	2%	2%	3%
Total	100%	100%	100%

Our soft drinks include proprietary brands, in addition to brands produced under license from PepsiCo, Inc., Schweppes Holdings Ltd. and Promarca S.A., which are produced in four production plants (two located in Santiago, one in Temuco and one in Antofagasta).

Our subsidiary Aguas CCU produces, commercializes and distributes mineral, purified and flavored waters. We have two proprietary mineral water brands, Cachantun and Porvenir, which are bottled at their sources, located in Coinco (O’Higgins Region) and Casablanca (Valparaíso Region). We also commercialize Nestlé Pura Vida and Manantial, brands of purified water, Mas and Mas Woman, which are brands of flavored waters. Aguas CCU also distributes the imported brand Perrier.

In 1994, our subsidiary ECUSA and Cadbury Schweppes plc (“Cadbury Schweppes”), the latter through its subsidiaries CS Beverages Ltd. and Canada Dry Corporation Ltd., entered into license agreements for all Cadbury Schweppes products. On December 11, 1998, The Coca-Cola Company announced an agreement with Cadbury Schweppes to acquire certain of the latter’s international beverage brands, including those licensed to ECUSA, and in August 1999 the agreement was reported to have been consummated. In September 2000, after more than a year’s litigation, both in Chile (suits at civil courts and antitrust authorities) and England (arbitration under ICC rules), ECUSA and The Coca-Cola Company reached an agreement superseding ECUSA’s previous license contracts with CS Beverages Ltd. and Canada Dry Corporation Ltd. The new agreement, referred to as the “Bottler Contract”, was executed between ECUSA and Schweppes Holdings Ltd., concerning the Crush and Canada Dry brands, and was approved by the Chilean antitrust commission, thus putting an end to the proceeding regarding the Cadbury Schweppes brands issue and dismissing all complaints filed in consideration of the agreement. On January 15, 2009, the parties executed an amendment to the Bottler Contract which, among others, extended its duration until December 31, 2018, renewable for consecutive five-year periods, subject to compliance with the contract conditions. The contract was renewed until December 31, 2023 and further renewed for an additional five-year period, until December 31, 2028.

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

In November 2022, through a license with PepsiCo we added in Chile the brand Rockstar, an energy drink with natural ingredients, to strengthen our position as a leader in the energy drink category. Rockstar is among the three best-selling energy brands in the world, with a presence in the United States, Canada, the United Kingdom.

The following table shows the soft drink and water parent brands produced and/or sold and distributed by us through our non-alcoholic subsidiary ECUSA during 2023:

Brand	Product Category	Ownership	Affiliation(1)
Bilz	Soft Drink, Non-Cola	Proprietary	CCU
Pap	Soft Drink, Non-Cola	Proprietary	CCU
Kem	Soft Drink, Non-Cola	Proprietary	CCU
Kem Xtreme	Soft Drink, Non-Cola	Proprietary	CCU
Nobis	Soft Drink, Non-Cola	Proprietary	CCU
Canada Dry Ginger Ale	Soft Drink, Non-Cola	Licensed	Schweppes
Canada Dry Agua Tónica	Soft Drink, Non-Cola	Licensed	Schweppes
Canada Dry Limón Soda	Soft Drink, Non-Cola	Licensed	Schweppes
Crush	Soft Drink, Non-Cola	Licensed	Schweppes
Pepsi	Soft Drink, Cola	Licensed	PepsiCo
Seven-Up	Soft Drink, Non-Cola	Licensed	PepsiCo
Lipton Ice Tea	Ice Tea	Licensed	PepsiCo
Mirinda	Soft Drink, Non-Cola	Licensed	PepsiCo
Gatorade	Isotonic	Licensed	PepsiCo
Red Bull	Energy	Licensed	Red Bull
Frugo	Fruit-flavored beverage	Licensed	Promarca
Watt’s	Juice	Licensed	Promarca
Watt’s Selección	Juice	Licensed	Promarca
Cachantun	Mineral Water	Proprietary	Aguas CCU
Mas	Flavored Water	Proprietary	Aguas CCU
Mas Woman	Flavored Water	Proprietary	Aguas CCU
Porvenir	Mineral Water	Proprietary	Aguas CCU
Perrier	Mineral Water	Licensed	Nestlé
Nestlé PuraVida	Purified Water	Licensed	Nestlé & others
Manantial	Purified Water	Proprietary	Manantial
Vivo	Ready-to-mix	Licensed	Carozzi
Sprim	Ready-to-mix	Proprietary	Bebidas Carozzi CCU
Rockstar	Energy	Licensed	PepsiCo
(1) CCU indirectly owns 50% of Promarca S.A. and 50.1% of Aguas CCU. ECUSA owns 50% of Bebidas Carozzi CCU. Aguas CCU and ECUSA own 99.08% and 0.92% of Manantial, respectively.

During the last three years, we sold our non-alcoholic beverage products in the following packaging formats:

	Soft drinks			Mineral, purified and flavored water
Container	2021	2022	2023	2021	2022	2023
Returnable(1)	11%	9%	9%	22%	22%	22%
Non-returnable(2)	88%	89%	89%	78%	78%	78%
“Post-Mix”(3)	1%	2%	2%	—	—	—
Total	100%	100%	100%	100%	100%	100%
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
(3) Post-mix cylinders are sold specifically to on premise locations for fountain machines.

The following table shows the sales mix of our non-alcoholic beverages by category during each of the last three years:

Category	2021	2022	2023
Carbonated soft drinks
Colas
Licensed	19%	20%	22%
Non-colas
Proprietary	30%	29%	30%
Licensed	21%	20%	19%
Non-carbonated soft drinks
Juices
Licensed	21%	20%	19%
Others(1)
Licensed	9%	11%	10%

Soft drinks total	100%	100%	100%
Mineral water
Proprietary	43%	42%	41%
Purified water
Licensed	13%	14%	14%
Flavored water
Proprietary	23%	22%	22%
HOD	21%	22%	23%
Total Bottled Water	100%	100%	100%
(1) Includes functional drinks and teas.

After the completion of the CPCh transaction with Control in 2005, we expanded our proprietary parent brand portfolio considerably, adding brands such as Campanario in the pisco mainstream and cocktail categories, as well as Control Valle del Encanto, Mistral, Horcón Quemado, Espíritu de los Andes and Tres Erres MOAI in the ultra-premium pisco segment, Mistral and Tres Erres in the premium pisco segment and La Serena in the popular-priced pisco category. Furthermore, from time to time we introduce new brands of piscos and cocktails extensions and flavors.

Our spirits are produced at five plants which are located in regions of Atacama and Coquimbo in the north of Chile. The bottling process is done in Ovalle’s plant bottling facility and in Santiago through ECUSA and Cervecera CCU. Horcón Quemado is produced and bottled in a third-party plant in the Atacama Region.

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

In 2023, CPCh entered into the frozen cocktail category with the brand La Pizka, to strengthen its premium segment portfolio. Also, in January 2024 we launched the vodka brand Puklaro.

The following table shows our parent pisco, cocktail and low Alcohol-By-Volume (“ABV”) brands:

Pisco and Cocktails
Premium	Mainstream	Convenience	Cider	Low ABV

Control Valle del Encanto	Campanario	La Serena	Pehuenia	Mistral Ice
Mistral	Ruta Cocktail		1888	Iceberg
MOAI	Sol de Cuba			Sierra Morena Ice
Horcón Quemado	Sabor Andino Sour			Hard Fresh
Tres Erres
Espíritu de los Andes
La Pizka

In June 2017, CPCh added the Peruvian brand Barsol to its portfolio through the acquisition of 40% of Americas Distilling Investments LLC, which is based in the United States and owns the Barsol brand and productive assets based in Peru.

Production and Marketing: International Business Operating segment

Our International Business Operating segment generated Net sales of CLP 677,945 million, CLP 782,563 million and CLP 586,484 million in 2021, 2022 and 2023, respectively, representing 27.3%, 28.9% and 22.9% of CCU’s consolidated Net sales in those years. The International Operating segment includes our operations in Argentina, Bolivia, Paraguay and Uruguay.

CCU, through its subsidiary CCU Argentina, owns and operates breweries located in the cities of Salta, Santa Fe and Luján. Our main beer brands include Schneider, Imperial, Palermo, Santa Fe, Salta, Bieckert and Córdoba and we hold exclusive license agreements for the production and commercialization of Miller, Heineken, Amstel and Sol. As of May of 2018, CCU Argentina’s brand portfolio also includes Isenbeck, Iguana and Norte, as well as the exclusive license agreements for the production and commercialization of Grolsch and Warsteiner, and no longer includes the license agreement for Budweiser. See “Item 4: Information on the Company – A. History and Development of the Company.” CCU Argentina imports the Kunstmann and Blue Moon beer brands. Furthermore, CCU Argentina exports beer to several countries, mainly under the brands Schneider, Imperial and Heineken.

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

In 2018, the Company increased its stake from 34% to 51% in BBO. In Bolivia, CCU participates in the non-alcoholic beverages and beer business, with two plants located in the cities of Santa Cruz de la Sierra and Warnes. It also participates in the non-alcoholic beverage industry in the carbonated soft drinks segment through the brands Mendocina, Sinalco and Malta Real. The latter is a soft drink with sugar based on malt, but without alcohol. BBO, with Mendocina and De La Sierra, also participates in the water category. In beers, it has the brands Real, Capital, Cordillera, Uyuni and Amstel. In addition, sell and distribute Heineken, imported beer brands.

On August 21, 2023, BBO and Amstel Brouwerijen B.V. signed the Brand License Agreement which provides BBO the exclusive rights to produce, sell and distribute Amstel beer in Bolivia, with retroactive effect as of August 1, 2023. This agreement has an initial term of ten years and will be automatically renewed for ten-year periods, unless any party gives notice of its decision not to renew, in which case the agreement will be in force until the last renewal period expires.

Through our subsidiary, Compañía Cervecerías Unidas Argentina S.A., we acquired 50% of the ownership of Aguas Danone de Argentina S.A., which is involved in the business of mineral waters and flavored waters through its brands Villavicencio, Villa del Sur, Levité, Ser and Brío. This acquisition, which does not consolidate operationally, is in line with our strategy of being a regional multi-category beverage company. By the end of 2023, this business represents volumes of more than 5 million hectoliters.

At present we produce and market premium, medium-priced and popular-priced beer brands in the International Business Operating segment, which includes Argentina, Bolivia, Paraguay and Uruguay.

The following table shows our proprietary parent beer brands, brands produced under license and brands imported under license for the Argentinean market:

Premium	Mainstream	Convenience

Heineken(1)	Salta	Córdoba
Sol(1)	Santa Fe	Palermo
Kunstmann(2)	Schneider	Isenbeck
Imperial	Norte	Iguana
Salta Cautiva	Amstel(1)
Bieckert
Miller Genuine Draft
Grolsch(1)
Warsteiner(1)
Blue Moon(2)
(1) Licensed.
(2) Imported.

The following table shows our proprietary parent beer, wine, water and soft drinks brands, produced and/or imported under license for the market in Uruguay:

Brand	Product Category	Ownership	Affiliation

Heineken	Beer	Licensed(1)	Heineken Brouwerijen B.V.
Amstel	Beer	Licensed(1)	Heineken Brouwerijen B.V.
Schneider	Beer	Proprietary(1)	CCU
Kunstmann	Beer	Licensed(1)	CCU
Imperial	Beer	Proprietary(1)	CCU
Escudo Silver	Beer	Proprietary(1)	CCU
Miller	Beer	Licensed(1)	Coors Brewing Company
Misiones de Rengo	Wine	Proprietary(1)	CCU
Eugenio Bustos	Wine	Proprietary(1)	CCU
Finca La Celia	Wine	Proprietary(1)	CCU
Nix	Soft Drink	Proprietary	CCU
Watt´s	Juice	Licensed(2)	Promarca
Nativa	Water	Proprietary	CCU
Nix	Water	Proprietary	CCU
FullSport	Sport Drink	Proprietary	CCU

(1) Imported (2) CCU indirectly owns 50% of Promarca.

The following table shows our proprietary parent beer and soft drinks brands, produced and/or imported under license for the market in Paraguay:

Brand	Product Category	Ownership	Affiliation

Heineken	Beer	Licensed(1)	Heineken Brouwerijen B.V.
Amstel	Beer	Licensed(1)	Heineken Brouwerijen B.V.
Paulaner	Beer	Licensed(1)	Paulaner Brauerei GmbH &Co KG
Kunstmann	Beer	Licensed(1)	CCU
Sajonia	Beer	Proprietary	CCU
Sol	Beer	Licensed(1)	Heineken Brouwerijen B.V.
Blue Moon	Beer	Licensed(1)	Coors Brewing Company
Pulp	Soft Drink	Proprietary	CCU
Schin	Beer	Licensed(1)	Heineken Brouwerijen B.V.
Puro Sol	Juice	Proprietary	CCU
Watt´s	Juice	Licensed(2)	Promarca
La Fuente	Mineral Water	Proprietary	CCU
FullSport	Sport Drink	Proprietary(1)	CCU

(1) Imported. (2) CCU indirectly owns 50% of Promarca.

The following table shows our proprietary parent beer and soft drinks brands, produced and/or imported under license for the market in Bolivia:

Brand	Product	Category	Affiliation

Heineken	Beer	Licensed(1)	Heineken Brouwerijen B.V.
Amstel	Beer	Licensed(1)	Amstel Brouwerijen B.V.
Cordillera	Beer	Propietary	CCU
Real	Beer	Propietary	CCU
Capital	Beer	Proprietary	CCU
Uyuni	Beer	Proprietary	CCU
Mendocina	Soft Drink	Proprietary	CCU
Sinalco	Soft Drink	Licensed	Sinalco
De la Sierra	Water	Proprietary	CCU
Mendocina	Water	Proprietary	CCU
Malta Real	Malta based beverage	Proprietary	CCU

(1) Imported.

The following table sets forth our beer sales volume in Argentina by category during each of the last three years, including exports to other countries:

Category		Argentina
	2021	2022	2023
Premium	35%	36%	40%
Mainstream	47%	48%	46%
Convenience	18%	15%	14%
Total	100%	100%	100%

Our beer products are bottled or packaged in returnable and non-returnable glass bottles, aluminum cans and stainless steel kegs at our production facilities. During the last three years, we sold our beer products in Argentina in the following packaging formats:

Container	Percentage of Total Beer Sold in Argentina
	2021	2022	2023
Returnable (1)	45%	44%	41%
Non-returnable (2)	54%	55%	58%
Returnable kegs (3)	1%	1%	1%
Total	100%	100%	100%
(1) Returnable beer containers include glass bottles of various sizes.
(2) Non-returnable beer containers include glass bottles and aluminum cans, both of assorted sizes.
(3) Returnable kegs refer to stainless steel containers in assorted sizes.

Production and Marketing: Wine Operating segment

VSPT is one of Chile’s largest producers and distributors of wine in terms of sales volume and Net sales. Our Wine Operating segment generated Net sales of CLP 261,620 million, CLP 296,350 million and CLP 252,825 million, in 2021, 2022 and 2023, respectively, or 10.5%, 10.9% and 9.9% of CCU’s consolidated Net sales in those years.

VSPT is composed of six different wineries in Chile and two in Argentina. Its main vineyards are located in Molina, approximately 200 kilometers south of Santiago. The VSPT estate in Molina is one of the largest single-site vineyards in Chile with an area of 1,059 hectares. As of December 31, 2023, VSPT’s vineyards covered an aggregate of 3,869 hectares in Chile, distributed among 12 different plantations. The winery also has 162 hectares under long-term leases. In Argentina, VSPT has another 843 planted hectares located in the province of Mendoza and San Juan.

The following table indicates the breakdown of Wine Operating segment’s volume in the domestic and export markets, including sales from FLC and Graffigna in Argentina:

	Chilean	Argentinean
Year	Domestic Volume		Export Volume (1)	Total Volume
	(in millions of liters)
2021	82	11	65	158
2022	78	13	66	157
2023	71	8	56	135
(1) Includes Argentinean operations but excludes bulk sales.

Viña San Pedro, Viña Tarapacá, Viña Leyda, Viña Santa Helena, Viña Misiones de Rengo, Viña Mar in Chile and Finca La Celia and Graffigna in Argentina, produce and market premium, varietal and popular-priced wines.

The principal brands are set forth below:

Brand		Icon	Premium	Varietal	Popular-Priced
Viña San Pedro	Altaïr	X
	Sideral	X
	Cabo de Hornos	X
	Kankana del Elqui	X
	Tierras Moradas	X
	1865 Selected Vineyard		X
	1865 Selected Blend		X
	1865 Selected Collection		X
	Castillo de Molina		X
	Épica		X
	35 South			X
	Urmeneta			X
	Gato Negro			X
	Gato				X
	Manquehuito				X
	San Pedro Exportación				X
	9Lives		X
	Ritmo		X
	B-Liv		X
	Tierra Rica		X
	Ö-61		X
Viña Tarapacá	Gran Reserva Etiqueta Azul	X
	Gran Reserva Etiqueta Negra		X
	Tarapacá Gran Reserva		X
	Gran Tarapacá			X
	Tarapacá Reserva		X
	Tarapacá Varietal			X
	León de Tarapacá			X
	Cosecha Tarapacá			X
Viña Santa Helena	Santa Helena Gran Reserva		X
	Santa Helena Reserva		X
	Santa Helena Varietal				X
	Santa Helena Gran Vino				X
	Santa Helena Dulce				X
Alpaca	Alpaca Orgánico		X
	Alpaca Premium		X
	Alpaca Varietal			X
Viña Misiones de Rengo	Misiones de Rengo Black		X
	Misiones de Rengo Cuvée		X
	Misiones de Rengo Reserva		X
	Misiones de Rengo Varietal			X
	Misiones de Rengo Espumante		X
	Misión		X
Viña Mar	Viña Mar		X	X
	Viña Mar Espumante		X
Viña Leyda	Leyda Lot	X
	Leyda Reserva		X
	Leyda Single Vineyard		X
	Leyda Espumante		X
La Celia	La Celia Supremo	X
	La Celia		X
	La Consulta		X
	La Finca			X
	Elixio			X
	Eugenio Bustos			X
Graffigna	Graffigna		X
	Graffigna GR		X
	Colón			X
	Colón Selecto			X

The following table presents our breakdown of total sales volume in thousands of liters by category of the Wine Operating segment during 2023:

	Chilean	Argentinean
Category	Domestic		Export (1)	Total
		(in thousands of liters)
Premium	9,850	998	7,527	18,375
Varietal	25,339	7,429	43,345	76,113
Popular-Priced	35,625	28	4,552	40,205
Bulk	—	7	391	398
Total	70,815	8,462	55,815	135,092
(1) Includes Argentinean operations and bulk wine.

Domestic Market. Our Chilean domestic wine is packaged in glass bottles, cans, cartons, and bag-in-box containers at VSPT’s production facilities in Molina and Isla de Maipo. The following chart shows our packaging mix for domestic wine sales for the last three years:

Container	Percentage of Total Domestic Wine Sold in Chile
	2021	2022	2023
Carton	43%	40%	45%
Glass Bottles	57%	60%	55%
Bag-in-Box	—	—	—
Total	100%	100%	100%

Export Market. According to industry sources, exports of Chilean wine increased from approximately 311 million liters in 2001 to 682 million liters in 2023, at a compounded annual growth rate of 3.6%. During 2022 and 2023, Chilean wine exports reached 832 million liters and 682 million liters, respectively. We believe that Chilean wine exports have grown steadily due to their comparatively low prices and positive international image, as well as due to external factors, such as low wine production in the Northern Hemisphere in recent years.

VSPT exported from Chile 62 million liters of wine in 2021, 64 million liters of wine in 2022 and 56 million liters of wine in 2023. During 2023, VSPT exported wine to more than 80 countries worldwide. Exports accounted for net sales of CLP 128,821 million, CLP 150,163 million and CLP 116,184 million, in the last three years, respectively. In 2023, VSPT’s primary export markets included Japan, Brazil, Finland, Paraguay, Colombia, United States of America and Czech Republic.

Most exported wine is sold in glass bottles, except for a certain quantity of unbranded wine that is occasionally sold in bulk, as well as some wine that is sold in bag-in-box containers. The following chart shows our packaging mix for export Chilean wine volume in the last three years:

Container	Percentage of Total Export Wine Volume from Chile
	2021	2022	2023
Glass Bottles	91%	92%	89%
Bulk	—	—	—
Bag in box	9%	8%	11%
Total	100%	100%	100%

5)	Raw Materials and other Supplies

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

Glass bottles used in our packaging are purchased from the main local glass suppliers. During 2023, all of our aluminum cans were purchased from global suppliers. We buy our labels, films and corrugated cartons mainly from local suppliers. The majority of our polyethylene terephthalate (“PET”) resins are imported from Asia. Bottles and injected preforms are produced by our subsidiary Plasco in Chile and other local suppliers in Argentina.

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

VSPT’s main raw and packaging materials are purchased and harvested grapes, purchased wine, glass bottles, carton containers, corks and cardboard boxes. VSPT obtained approximately 57.5% of the grapes used for export wines from our own vineyards during 2023. Of the wine sold in the domestic market, approximately 16.6% are grapes from our vineyards.

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

We distribute our products throughout Chile to:

•	off-premise retail: small and medium-sized retail outlets, which in turn sell our products to consumers for take-out consumption;
•	on premise retail: retail establishments such as restaurants, hotels and bars for on-premises consumption;
•	wholesalers;
•	supermarket chains; and
•	e-commerce

In the last three years, the percentage mix of the above distribution channels for our products in Chile was as follows:

	Percentage of Total Products Sold
Distribution Channels	2021	2022	2023
Off-premise retail	42%	42%	40%
On-premise retail	7%	9%	9%
Wholesalers	20%	19%	20%
Supermarkets	30%	29%	30%
E-Commerce	1%	1%	1%
Total	100%	100%	100%

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

Together with Comercial CCU, in all, we have a total sales force of 783 people, reaching 114,637 points of sale, related to the Chile Operating segment.

In 2019, as previously mentioned, we broadened our remote sales platforms through the launch of a modern e-commerce website in Chile, “La Barra”, reaching 63,233 households with our online portfolio in 2023 (www.labarra.cl).

None of our customers accounted for more than 2.5% of our total sales, with the exception of four large supermarket chains that represented in the aggregate 25.8% of our total sales. None of these supermarket chains individually represented more than 10.0% of our total sales.

Our customers make payment for our products either in cash or checks at the time of delivery or in accordance with one of several types of credit arrangements that we offer. Sales through credit arrangements accounted for 36.0%, 37.7% and 38.5% of our sales in Chile during 2021, 2022 and 2023, respectively. Losses on credit sales in Chile have not been significant.

Sales, Transportation and Distribution: International Business Operating segment

In Argentina, after production, bottling and packaging, our beer is either stored at the production facilities or transported to a network of seven distribution centers leased or owned by us.

As of December 31, 2023, we have the capacity to reach 224,229 points of sale in Argentina with our direct and indirect sales force. Approximately 65% of our beer in Argentina is sold and/or distributed through third-party sales and distribution chains. We have a direct sales force which sells our beer products to customers within San Juan, Mendoza, Córdoba, Santa Fé and Rosario, in addition to 75 regional and national supermarket chains throughout the country. None of our retail customers individually accounted for more than 5.4% of our total beer sales. In 2023, we revamped our route to market in the city of Buenos Aires in pursuit of greater efficiency and commercial growth. One significant change we made was transitioning from a direct sales model to a distributor-based scheme.

In 2023, we implemented the integration of the water joint venture ADO to the sales and distribution network of our subsidiaries in Argentina. This will allow us to develop the synergies inherent to our multi-category strategy in the region in the future.

In Argentina, though most beer is sold through wholesalers and distributors, we also sell our products to retailers and supermarket chains. In the last three years, the percentage mix of the above distribution channels for our beer products in Argentina was as follows:

		Argentina
Distribution Channels	2021	2022	2023
Wholesalers/distributors	70%	68%	65%
Retailers	11%	12%	10%
Supermarkets	19%	20%	25%
Total	100%	100%	100%

In Uruguay our commercial distribution system reaches the whole country and all supermarkets. During 2016, as a result of restructuring, we changed from a direct sales system in Montevideo to an indirect sales system. In 2023, we maintained approximately 18,246 points of sale.

In the last three years, the percentage mix of the distribution channels for our beer and non-alcoholic products in Uruguay was as follows:

		Uruguay
Distribution Channels	2021	2022	2023
Indirect	85%	85%	78%
Retailers	—	—	—
Supermarkets	15%	15%	22%
Total	100%	100%	100%

In Paraguay, we have six distribution centers and a direct sales force. Together with a network of distributors and wholesalers, we reach a total of 32,416 points of sale, which allows us to have national coverage with our products.

In the last three years, the percentage mix of the above distribution channels for our beer and non-alcoholic products in Paraguay was as follows:

		Paraguay
Distribution Channels	2021	2022	2023
Indirect	8%	7%	6%
Retailers	70%	72%	73%
Supermarkets	22%	21%	21%
Total	100%	100%	100%

In Bolivia, we have four distribution centers and a direct sales force. We reach a total of 15,668 points of sale, which allows us to have national coverage with our products. The percentage mix of the above distribution channels for our beer and non-alcoholic products in Bolivia was as follows:

		Bolivia
Distribution Channels	2021	2022	2023
Off-premise retail	26%	26%	22%
On-premise retail	8%	7%	7%
Wholesalers	61%	61%	66%
Supermarkets	5%	6%	5%
Total	100%	100%	100%

Our International Business segment customers make payments for our products either in cash or checks at the time of delivery or in accordance with one of several types of credit arrangements that we offer. In Argentina, sales through credit arrangements accounted for 89% of total sales during 2021 and 2022, and 93% of total sales during 2023. In Bolivia, sales through credit arrangements accounted for 11%, 13% and 26% of total sales during 2021, 2022 and 2023, respectively. In Uruguay, sales through credit arrangements accounted for 100% of total sales during 2021, 2022 and 2023. In Paraguay, sales through credit arrangements accounted for 44%, 46% and 46% of total sales during 2021, 2022 and 2023, respectively. Losses on sales through credit arrangements in the International Business segment have not been significant.

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

We distribute our wine products throughout Chile in the territories not covered by Comercial CCU or Comercial Patagona, with our own sales force, to:

•	off-premise retail: small and medium-sized retail outlets, which in turn sell wine to consumers for take-out consumption;
•	on premise retail: retail establishments such as restaurants, hotels and bars for on-premises consumption;
•	wholesalers;
•	supermarket chains; and

•	e-commerce

For the last three years, the percentage mix of the above distribution channels for our wine products in Chile was as follows:

Distribution Channels	2021	2022	2023
Off-premise retail	33%	33%	33%
On-premise retail	4%	5%	5%
Wholesalers	28%	26%	27%
Supermarkets	35%	36%	35%
Total	100%	100%	100%

We reach a total of 31,105 points of sale with our dedicated sales force of 81 people, together with the sales force of Comercial CCU.

Export. VSPT has a presence in more than 80 countries. In order to increase its presence in the international market, VSPT has distribution agreements with key distributors, such as Pernod Ricard in Sweden, Finland and Norway; Asahi in Japan; Interfood and EPICE in Brazil; and Delta Wines in The Netherlands. In Canada we have distribution agreements with LCBO, Phillipe Dandurand wines and Mark Anthony Group, in Korea with Keumyang and Hitejinro, as well as agreements with other distributors.

In addition to the commercial offices we have in the US and UK, as part of our internationalization strategy, which seeks the growth and premiumization of our portfolio, in 2023 VSPT Wine Group opened a sales office in Shanghai, China.

Our Wine Operating segment customers make payment for our products either in cash or checks at the time of delivery or in accordance with one of several types of credit arrangements that we offer. Sales through credit arrangements accounted for 78.9%, 78.3% and 75.4% of total sales during 2021, 2022 and 2023, respectively. Losses on credit sales have not been significant.

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

The following table shows our annual sales volume of beer, non-alcoholic beverages and spirits in Chile, excluding exports, by quarter in the last three years:

Seasonality Chile Operating segment

Year	Quarter	Sales Volume	% of Annual Sales Volume
		(millions of liters)

2021	1st quarter	624.9	26%
	2nd quarter	475.2	20%
	3rd quarter	554.9	23%
	4th quarter	734.7	31%
	Total	2,389.7	100%

2022	1st quarter	672.1	29%
	2nd quarter	459.3	20%
	3rd quarter	530.1	23%
	4th quarter	677.2	29%
	Total	2,338.8	100%

2023	1st quarter	664.5	29%
	2nd quarter	481.8	21%
	3rd quarter	503.9	22%
	4th quarter	628.0	28%
	Total	2,278.1	100%

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

The following table shows the annual sales volume for the International Business operating segment, including exports, during each quarter in the last three years:

Seasonality International Business Operating segment

Year	Quarter	Sales Volume	% of Annual Sales Volume
		(millions of liters)

2021	1st quarter	246.2	26%
	2nd quarter	162.9	17%
	3rd quarter	231.7	25%
	4th quarter	301.7	32%
	Total	942.4	100%

2022	1st quarter	265.6	28%
	2nd quarter	160.2	17%
	3rd quarter	228.6	24%
	4th quarter	298.3	31%
	Total	952.7	100%

2023	1st quarter	244.1	27%
	2nd quarter	173.2	19%
	3rd quarter	218.7	24%
	4th quarter	273.6	30%
	Total	909.5	100%

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

The following table shows the annual sales volume for the Wine Operating segment during each quarter in the last three years:

Seasonality Wine Operating segment

Year	Quarter	Sales Volume	% of Annual Sales Volume
		(millions of liters)

2021	1st quarter	35.3	22%
	2nd quarter	41.3	26%
	3rd quarter	43.4	27%
	4th quarter	38.2	24%
	Total	158.3	100%

2022	1st quarter	35.2	22%
	2nd quarter	41.1	26%
	3rd quarter	43.7	28%
	4th quarter	37.3	24%
	Total	157.3	100%

2023	1st quarter	28.9	26%
	2nd quarter	35.6	32%
	3rd quarter	36.1	33%
	4th quarter	34.0	25%
	Total	134.7	100%

8)	Geographical Markets

Chile is our primary market in terms of sales, followed by Argentina. In 2021, 2022 and 2023, Chile represented 72%, 70% and 76% respectively, of CCU’s consolidated Net sales, while Argentina, in the same time periods, represented 25%, 26% and 19%, respectively.

	Net Sales for the year
	2021	2022	2023
	(millions of CLP)
Chile(1)	1,781,697	1,896,472	1,960,180
Argentina(2)	612,603	700,322	479,816
Uruguay	21,643	28,962	34,750
Paraguay	48,287	65,639	70,348
Bolivia	20,482	20,040	20,462
Total	2,484,712	2,711,435	2,565,556
(1) Includes revenue from Net sales of the SSU and eliminations between geographical operations. In addition, includes Net sales of the Wine Operating segment.
(2) Includes revenue from Net sales from the subsidiaries Finca La Celia S.A. and Los Huemules S.R.L. which are presented in Wine Operating segment and Chile Operating segment, respectively.

CCU’s net sales are primarily generated in the domestic beverage market in the countries in which we have operations in Latin America. In 2021, 2022 and 2023, the domestic market represented 95%, 94% and 95%, respectively, of CCU’s consolidated net sales in each of these years.

	Net Sales for the year
	2021	2022	2023
	(millions of CLP)
Domestic	2,354,364	2,559,607	2,448,914
Exports	130,348	151,828	116,642
Total	2,484,712	2,711,435	2,565,556

CCU’s Wine Operating segment exports wine from Chile and Argentina to over 80 countries around the world. The following table provides the distribution of Wine Operating segment’s exports in 2023 by market:

Market	Volume (1)	Percentage of Total Exports
	(thousands of liters)
Europe	16,720	30%
Latin America	16,816	30%
USA and Canada	3,857	7%
Asia and Oceania	17,903	33%
Others	129	0%
Total	55,425	100%
(1) Includes Argentinean operations, excludes bulk wine.

9)	Competition

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

The following chart shows estimates of our market share in the Chile Operating segment for the last three years:

Year	Chile Operating segment Volume market share (1)
2021	46.2%
2022	45.2%
2023	45.0%
(1) Source: Nielsen. The calculation of the weighted average for past periods includes markets and industries that CCU entered at a later date. Excludes HOD and powder drinks. Also excludes energy drinks.

Competition: International Business Operating segment

Our main competitors by region are as follows: in Argentina, Cervecería y Maltería Quilmes S.A.I.C.A. y G, in Paraguay, Cervecería Paraguaya S.A., in Uruguay, Fábricas Nacionales de Cerveza S.A., in Bolivia, Cervecería Boliviana Nacional S.A. and in Colombia, Bavaria & Cia S.C.A., all of them subsidiaries of ABI. As a result of their dominant position and large size in these countries, these companies benefit from economies of scale in beer production and distribution.

In non-alcoholic beverages we compete mainly with Paraguay Refrescos S.A., in Paraguay, with Montevideo Refrescos S.R.L. in Uruguay, and in Bolivia with Embotelladoras Bolivianas Unidas, EMBOL S.A., all of them bottlers of The Coca-Cola Company's products.

The following table shows estimates of the market share of our International Business Operating segment including beer in Argentina; beer, carbonated soft drinks, juices and nectars and mineral water in Uruguay; beer, carbonated soft drinks, juices and nectars and mineral water in Paraguay; and beer, malt and carbonated soft drinks in Bolivia:

Year	International Business Operating Segment Volume Market Share (1)
2021	18.0%
2022	18.1%
2023	17.1%
(1) Sources: Ernst and Young for Argentina. ID Retail for Uruguay, CCR for Paraguay, Ciesmori for Bolivia (internal estimates for carbonated soft drinks). The calculation of the weighted average for past periods includes markets and industries that CCU entered at a later date.

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

Year	Wine Operating segment Volume market share (1)
2021	19.1%
2022	19.9%
2023	20.0%
(1) According to Nielsen figures for Chilean domestic wine and Viñas de Chile for export figures from Chile. The calculation of the weighted average for past periods includes markets and industries that CCU entered at a later date.

10)	Government Regulation

CCU S.A., as an open stock corporation, is regulated by the following regulations: Law N° 18,045 (the “Chilean Securities Market Act”); Law N° 18,046 on Corporations (the “Chilean Corporations Act”) and its Regulations contained in Supreme Decree N° 702 of the Ministry of Finance of 2011 and the regulations issued for this purpose by the CMF. In addition, CCU S.A., as an issuer of ADRs, which are currently traded on the NYSE, is subject, to the extent applicable, to the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and the regulations issued by the SEC and the NYSE.

CCU S.A., its subsidiaries and affiliated companies must comply with the standards applicable specifically to the activities and businesses carried out by each of them, the main ones being those indicated below for each segment:

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

Alcoholic beverages are also subject to the provisions of Law N° 21,363 published on August 6, 2021, and its Regulations contained in Decree N° 98 of the Ministry of the Interior and Public Security of July 7, 2023, which established restrictions and warnings about the consumption of alcohol on labeling and promotional materials; the obligation to inform the amount of calories on labels; time restriction for TV and radio advertising and prohibited promotional activities or advertising of alcohol in relation to sport activities (which will become effective 36 months after the complementary regulation of the Law is published). This law and regulations could affect our alcoholic beverages portfolio and certain marketing activities.

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

National Law N° 18,284 (the Argentine Food Code, or the “Food Code”) regulates the manufacturing, packaging, import, export and marketing of food and beverages. The Food Code provides specific standards with which manufacturing plants must comply and regulates the production of food and beverages mentioned in the Food Code. The Food Code also specifies the different methods in which beer may be bottled as well as the information to be provided on labels. National Law N° 24,788, enacted in March 1997, and its Regulatory Decree N° 688/2009 as amended and supplemented, regulates the sale and consumption of alcoholic beverages and its advertising and establishes the national minimum age requirements for the purchase of alcoholic beverages. Under this Law, the sale of alcoholic beverages is not permitted to persons under 18 years of age, and the health authorities of each province undertake the enforcement of the Food Code. In the City of Buenos Aires and many provinces of Argentina, local law restricts the sale of alcoholic beverages, particularly between the hours of 11 p.m. and 8 a.m., and establishes harsh penalties for infringement. Additionally, Law N° 5,708 also establishes further advertising requirements for the City of Buenos Aires. Resolutions issued by the “Instituto Nacional de Vitivinicultura” regarding wine are also applicable. In the province of Mendoza, the Resolutions issued by the “Departamento General de Irrigación” and Law N° 430 and Law N° 322, regulate the administration and management of water. Finally, Law N° 27,642 set forth the requirement to include information on advertising and front labels of soft drink containers containing excess sugars, sodium, saturated fat, total fat and calories.

ADO and ADA, in their capacity as closed corporations, are governed by the General Corporations Law N° 19,550 and the provisions of the Argentine Civil and Commercial Code.

These companies must comply with the regulations specifically applicable to the activities and businesses they carry out, including, among them, mainly the National Law N° 18,284, Argentine Food Code, which regulates all matters related to the elaboration, importation, exportation, commercialization, labeling, etc., of food products, condiments, beverages or raw materials throughout the country.

On the other hand, ADO must comply with the Front Label Law N° 27,642, which regulates the information that must appear on the packaging non-alcoholic beverages containing excess sugars, sodium, saturated fat, total fat and calories, as well as its advertising.

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

The main applicable laws are Decree N° 315/94 containing the National Bromatological Regulations, Code of Children and Adolescents regulating aspects related to sale and advertising of alcoholic beverages, Law N° 17,849 and its Regulatory Decree N° 260/07 regulating Integrated Packaging Management System, Mercosur Technical Regulations for labeling of packaged food, Law N° 18,159 regulates the promotion and defense of competition, Law N° 19,196 governing the criminal liability of employers for breach of occupational safety rules when it threatens or causes damage to the lives of workers, Law N° 19,855 regulating problematic consumption of alcoholic beverages, Decree N° 272/18, effective as of March 1, 2020, with respect to food labeling and its Regulatory Decree N° 63/2020, and (ix) Law N° 19,829 on Integral Solid Waste Management.

There are currently no material legal or administrative proceedings pending against us in Uruguay with respect to any regulatory matter. We believe that we comply in all material respects with all applicable statutory and administrative regulations with respect to our business in Uruguay.

Government Regulation in Paraguay

In Paraguay, Distribuidora del Paraguay S.A., Bebidas del Paraguay S.A. and Sajonia Brewing Company S.A. are governed by the laws of the Republic of Paraguay, in particular: Law N° 1,034/83 of Merchants, and articles 1,048 to 1,159 of Law N°1,183/85 Civil Code and its subsequent amendments, Law N° 388/94 establishes provisions on incorporation, capital stock and powers of the assembly with respect to corporations and its subsequent amendments, Law N° 3,228/07 amends article 5 of Law N° 388/94, which amends article 1,051 of Law N° 1,183/85 Civil Code; Law N° 5,895/17 which establishes transparency rules in the corporate governance of companies incorporated by shares and Law N° 6,399 amending Law N° 5,895/17, Decree N° 9,043/17 and its subsequent amendments, which regulates Law N° 5,895/17 and establishes fines in case of non-compliance, Law N° 6,446/19 which creates the Administrative Registry of Persons and Legal Structures and the Administrative Registry of Final Beneficiaries of Paraguay, Decree N° 3,241/20 which regulates Law N° 6,446/2019 referred to above, and Law N° 294/1993 on Environmental Impact Assessment.

In addition, due to the specific nature of its corporate purpose, Bebidas del Paraguay S.A., for the import, marketing and advertising of alcoholic and non-alcoholic beverages, and Sajonia Brewing Company S.A. with respect to the marketing and advertising of alcoholic beverages, are subject to the provisions of Law N° 836/80 Health Code, Law N° 1,334/98 on Consumer and User Protection and its subsequent amendments, Law N° 1,333/98 on Advertising and Promotion of Tobacco and Alcoholic Beverages, Law N° 1,642/00 prohibiting the sale of alcoholic beverages to minors and prohibiting their consumption on public roads, and Executive Decree N° 1,635/99 and Resolution of the Ministry of Public Health and Social Welfare N° 643/12 regulating aspects related to the registration of food products and amendments thereto, among others.

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

Government Regulation in Colombia

CCC, ZF CC and Artesanos de Cervezas S.A.S. are simplified stock corporations governed by the laws of the Republic of Colombia, in particular, with respect to their corporate existence and operation, Law N° 1,258 of 2008, Law N° 222 of 1995 and the Colombian Commercial Code.

Furthermore, ZF CC must comply with the free zone regime, including Law N° 1,004 of 2005, Decree N° 2,147 of 2016 amended by Decree N° 278 of 2021, Decree N° 1,165 of 2019, Resolution N° 46 of 2019, Decree N° 920 of 2023 and the rules that modify or regulate it, and its corresponding resolution of declaration of existence issued by the Customs Authority as well as its general development master plan approved by the Ministry of Commerce, Industry and Tourism. In tax matters, article 240-1 of the Tax Statute, as amended by Law N° 1,819 of 2016, applies to this company, provided that they have been qualified as Industrial Users prior to December 13, 2022; otherwise, the provisions of article 11 of Law N° 2,277 of 2022, and other rules that regulate it, must also be complied with. In tax matters, article 240-1 of the Tax Statute applies to this company, modified by Law N° 2,277 of 2022, related to the income tax rates applicable to free trade zone commercial users. Additionally, paragraph 6 of article 240 of the Tax Statute must be applied in relation to the Minimum Tax.

In addition, the specific rules relating to the activities and business in alcoholic beverages that each company carries out are applicable to these companies, the main ones being: Law N° 9 of 1979, which establishes the conditions that raw materials for the production of alcoholic beverages must satisfy, Law N° 124 of 1994, which regulates the sale and consumption of alcoholic beverages and their advertising and establishes that the minimum age for the purchase of alcoholic beverages at the national level is 18 years of age, Decree N° 1,686 of 2012, which sets forth the sanitary requirements for the production, packaging, advertising, transportation, import and marketing of alcoholic beverages destined for human consumption, Decree N° 780 of 2016, which establishes, in the field of alcoholic beverages, the obligation to emphasize in advertising and related legends the prohibition of the sale of alcoholic beverages to minors, as well as the specifications that must be included in their packaging and labels and Circular N° 486 of 2016, establishing the health requirements associated with the manufacture, processing, packaging, storage, distribution, marketing, sale, import or export of alcoholic beverages, Law N° 223 of 1995 and Law N° 1,816 of 2016 regulating local taxes applicable to the production and distribution of alcoholic beverages (including beer) in the Colombian territory, article 475 of the Tax Statute which determines the taxable base of the Sales Tax (VAT), Decree N° 1,366 of 2020, which establishes provisions for granting sanitary registration of alcoholic beverages manufactured and marketed by micro-entrepreneurs and certification in good manufacturing practices, Decree N° 162 of 2021, amending Decree N° 1,686 of 2012, Joint Circular N° 11 of 2017, which addresses certificates in good manufacturing practices for alcoholic beverages, and Decree N° 120 of 2010, which adopts measures in relation to labeling and advertising.

Likewise, to non-alcoholic beverages the main applicable norms are: (i) Resolution N° 2,674 of 2013, which establishes the sanitary requirements for their manufacturing, processing, preparation, packaging, storage, transportation, distribution and marketing, (ii) Resolution N° 719 of 2015, which establishes the food and beverages classification for human consumption according to the risk in public health, (iii) Resolution N° 5,109 of 2005, which establishes the technical regulation on labeling or labeling requirements, (iv) Resolution N° 810 of 2021, which establishes the technical regulation on nutritional and front labeling requirements, and (v) Resolution N° 2,492 of 2022, which amends the aforementioned Resolution N° 810 of 2021.

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

Ownership Structure as of March 31, 2024

We are controlled by IRSA, which as of March 31, 2024, and as of the date of this annual report, directly and indirectly owned 65.87% of our shares of common stock.

IRSA, since 1986, was a joint venture between Quiñenco and the Schörghuber Group through its wholly owned subsidiary FHI of the Netherlands. In April 2003, the Schörghuber Group sold FHI to Heineken Americas B.V., a subsidiary of Heineken International B.V. FHI and Heineken International B.V. formed Heineken Chile Ltda., through which 50% of IRSA shares were held. On December 30, 2003, FHI merged into Heineken Americas B.V. In 2022, Heineken Chile Ltda. became Heineken Chile SpA, a Chilean corporation (sociedad por acciones) whose current controller is Heineken International B.V., a Dutch limited liability company, subsidiary of Heineken N.V. The majority shareholder of Heineken N.V. is the Dutch company Heineken Holding N.V., a Dutch subsidiary of L'Arche Green N.V., which is a subsidiary of L'Arche Holdings B.V., the latter ultimately controlled by Mrs. C.L. de Carvalho-Heineken. Currently, Quiñenco and Heineken Chile SpA, are the only shareholders of IRSA, each with a 50% equity interest.

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

Heineken, the Dutch brewer, is the second largest brewery in the world which markets and sells more than 350 brands in 190 countries, and it has more than 90,000 direct employees worldwide. Heineken group’s beer volume was 243 million hectoliters during 2023.

The following table provides our significant subsidiaries as of December 2023:

Subsidiaries	Country	Total Ownership Interest
Cervecería CCU	Chile	100.00%
CCU Argentina	Argentina	99.99%
ECUSA	Chile	99.98%
VSPT(1)	Chile	84.68%
(1) Compañía Cervecerías Unidas S.A. indirectly, through CCU Inversiones S.A., has an aggregate 84.70% controlling interest in VSPT.

D.	Property, Plants and Equipment

Set forth below is information concerning our production facilities as of December 31, 2023, all of which are owned and operated by us or our subsidiaries.

For the Chile Operating segment, we had an aggregated Supply Capacity per month of 349.8 million liters, including Manantial, with a Utilized Capacity during peak month of 74.8%. Utilized Capacity During Peak Month is equal to production output as a percentage of Nominal Installed Production Capacity during our peak month for each respective plant. The annual Nominal Installed Capacity for this segment is 38.5 million hectoliters. Our Chile Operating segment total facilities size is 1,041,703 square meters (total built area including warehousing logistics activities related to the production process). Supply Capacity per month is defined as nominal installed production capacity for the current product/packaging mix during 25 days per month and 3 shifts per day. The calculated slack (spare) capacity does not necessarily indicate real slack capacity. The real production capacity is less than the nominal installed production capacity as adjustments are required for real machinery performance, packaging mix, availability of raw materials and bottles, seasonality within the months and other factors. As a result, we believe that the peak monthly capacity utilization rates shown above understate real capacity utilization and that slack capacity is overstated.

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

For the International Business Operating segment, we had an aggregated Supply Capacity per month of 132.9 million liters with a Utilized Capacity during peak month of 78.1%. The annual Nominal Installed Capacity for the International business is 14.5 million hectoliters.

Our International Business Operating segment total facilities size is 404,984 square meters (total built area including warehousing logistics activities).

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

For the Wine Operating segment, we had an aggregated Nominal Filling Capacity of 88,445 liters per hour and a Storage Capacity in Tanks and Barrels of 126,6 million liters. The total facilities size is 153,706 square meters.

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

Our four principal production facilities through joint ventures are set forth below (see “Item 4: Information on the Company – B. Business Overview – Overview – Joint Ventures and Associated Companies”):

Joint Ventures
Location	Country	Type of Plant
Punta Arenas	Chile	Beer(1)
Sesquille	Colombia	Beer(2)
Mendoza	Argentina	Water(3)
Buenos Aires	Argentina	Water(3)
(1) Production in the Punta Arenas facility is under licensing agreements and, accordingly, we do not consolidate this facility.
(2) In February 2019, CCU through its joint venture with Grupo Postobón, started beer production at the new three million hectoliter plant. Accordingly, we do not consolidate this facility.
(3) Compañía Cervecerías Unidas Argentina S.A. holds a 50% ownership interest in Aguas de Origen S.A.

In addition to our production plants listed above, we have 37 owned and 15 leased distribution centers in the countries in which we operate:

Own Distribution Centers	Country	Leased Distribution Centers	Country
Arica	Chile	Illapel	Chile
Iquique	Chile	La Vara	Chile
Calama	Chile	San Antonio	Chile
Antofagasta	Chile	Castro	Chile
Copiapo	Chile	Liberación	Paraguay
Coquimbo	Chile	Katueté	Paraguay
Ovalle	Chile	Coronel Oviedo	Paraguay
Llay Llay	Chile	San Ignacio Misiones	Paraguay
Curauma	Chile	Trinidad	Bolivia
Santiago Sur	Chile	Cochabamba	Bolivia
Santiago Quilicura	Chile	Rosario	Argentina
Santiago Modelo	Chile	Cordoba	Argentina
Santiago Embotelladora CCU Renca	Chile	San Juan	Argentina
Rancagua	Chile	Mendoza	Argentina
Talca	Chile	Alianza	Argentina
Chillan	Chile
Talcahuano	Chile
Los Angeles	Chile
Valdivia	Chile
Osorno	Chile
Puerto Montt	Chile
Coyhaique	Chile
Temuco	Chile

Villarrica	Chile
Punta Arenas	Chile
Sauce Viejo	Argentina
Salta	Argentina
Santa Fé	Argentina
Pilar	Argentina
Lujan	Argentina
Cuidadela	Argentina
Pan de Azúcar	Uruguay
Encarnación	Paraguay
San Antonio	Paraguay
Ciudad del Este	Paraguay
La Paz	Bolivia
Santa Cruz de la Sierra	Bolivia

E.	Environmental Matters

Our operations are subject to both national and local regulations in Chile in relation to environmental protection. Regarding human health, the fundamental law in Chile is the Health Code, which establishes minimum health standards and regulates air and water quality, as well as sanitary landfills. The local Sanitary Authority is the governmental entity in charge of the enforcement of these rules and has the authority to impose fines. Additionally, the Ministry of the Environment is in charge of the design and application of environmental policies, plans and programs for the protection of the environment and the Superintendence of the Environment has exclusive authority to execute, organize and coordinate the oversight of the various environmental management instruments, including environmental qualification resolutions. In addition, the Superintendence of the Environment is responsible for overseeing compliance with the measures of any environmental prevention and/or decontamination plans, the content of the environmental quality standards and emission standards, management plans, when applicable, and all other environmental instruments established by law.

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

Additionally, on August 13, 2021 Law N° 21,368 was published, which regulates single-use plastic products and plastic bottles, and strengthens returnability. This Law requires (i) that disposable plastic bottles that are commercialized must be manufactured containing a percentage of plastic that has been collected and recycled within the country in the proportions to be established by means of a regulation to be issued within 18 months as of the date of publication of the law, with a minimum of 15% in 2025; (ii) retail businesses and supermarkets (including e-commerce and delivery applications) to have returnable plastic bottles for beverages (excluding alcoholic and dairy products), effective for supermarkets 6 months as of the date of publication of the law and two years for the rest of the retailers; and (iii) prohibits establishments that sell food from using any kind of non-recyclable single-use containers, on premise and for deliveries, with effective dates depending on the establishment and the kind of plastic used.

In order to anticipate full compliance with this regulation, CCU is in the process of building the Recycled Resin Plant called "CirCCUlar", which will transform recycled plastic collected in Chile into resin to be used in our bottles. Given the restrictions established in the Law and in the future regulation, in relation to obtaining this plastic, supply chains will have to be established based on the company's own material (wastes) and on obtaining it from third parties.

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

In relation to environmental regulations, Law N° 21,595 of August 2023, "Economic Crimes Law", incorporated a new chapter to the Chilean Criminal Code called "Attempts against the Environment", which establishes specific criminal offenses in environmental matters framed, among others, in the release of polluting substances into the air, water, soil, illegal extraction of water and serious environmental damage, false and incomplete reporting that conceals or mitigates environmental consequences, as well as crimes associated with sectoral issues outside the competence of the Superintendence of the Environment. In this regard, the Company complies in all material respects with local regulations and continuously reviews its relevant policies, processes and protocols.

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

In 2023, we advanced with our goal to achieve the 2030 Environmental Vision plan with a 62.4% reduction in greenhouse gas emissions per liter produced (the goal is 50%); a 47.8% decrease in water consumption per liter produced (the goal is 60%); and a 99.1% recovery of industrial solid waste (the goal is 100%). Additionally, we reached a 81.2% use of electricity from renewable sources (the goal is 75%), 99.9% use of reusable, recyclable or compostable packaging (the goal is 100%) and 31.2% use of packaging with recycled material (the goal is 50%).

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

CCU Argentina continues to implement a complete program for the treatment of its industrial waste, which involves the separation, collection, transportation and reusing of the generated solid waste, in compliance with the Industrial Waste Act (Law N° 25,612), as well as wastewater treatment plants. The waste program is part of our constant effort to improve environmental conditions.

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

In Argentina, our commitment to our 2030 Environmental Vision plan, which establishes an even more challenging plan that includes three new areas of action. Thus, we commit ourselves by 2030 we aim to: (i) continue reducing greenhouse gas emissions per liter produced to achieve a 50% reduction, (ii) continue optimizing water consumption per liter produced, until achieving a 60% reduction, (iii) value 100% of industrial solid waste, (iv) use 75% renewable electrical energy, (v) use 100% reusable, recyclable or compostable packaging, and (vi) aspire to our containers are made on average with 50% recycled material. Since we began this commitment, we have, as of December 31, 2023, reduced greenhouse gas emissions by more than 39%, reduced water consumption by 52%, and achieved a 99.8% recovery rate for solid industrial waste. In addition, 41% of our energy comes from renewable sources; 99% of our containers and packaging are reusable, recyclable or compostable, and more than 30% of them are made from recycled material. Our commitment to the planet is a priority, so we will continue to move towards a circular economy.

ITEM 4A: Unresolved Staff Comments

Not applicable.

ITEM 5: Operating and Financial Review and Prospects

Overview

We face certain key challenges and risks associated with our business, as highlighted in Item 3.D. Risk Factors.

The analysis of our results is based on financial statements prepared in accordance with IFRS Accounting Standards. The three most recent years are considered in the discussion below.

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

Adjusted Operating Result and ORBDA are non-IFRS financial measures. Adjusted Operating Result reflects a subtotal in “Note 6” under Operating segment’s additional information (page F-45). A non-IFRS financial measure does not have a standardized meaning prescribed by either IFRS or U.S. GAAP. For management purposes, Adjusted Operating Result is defined as Net income before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, result as per adjustment units and income taxes (or alternatively, Adjusted Operating Result can be defined as “Income from operational activities” excluding “Other gains/(losses)”). For management purposes, ORBDA is defined as Adjusted Operating Result before depreciation and amortization.

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

	Year Ended December 31,
	2021		2022		2023
	(in millions of CLP, except percentages)
Net sales
Chile Operating segment(1)	1,578,152	63.5%	1,673,349	61.7%	1,758,971	68.6%
International Business Operating segment(2)	677,945	27.3%	782,563	28.9%	586,484	22.9%
Wine Operating segment(3)	261,620	10.5%	296,350	10.9%	252,825	9.9%
Other/eliminations(5)	(33,004)	(1.3)%	(40,828)	(1.5)%	(32,725)	(1.3)%
Total	2,484,712	100.0%	2,711,435	100.0%	2,565,556	100.0%

Adjusted Operating Result(4)
Chile Operating segment(1)	261,534	81.5%	156,753	67.7%	204,586	80.8%
International Business Operating segment(2)	56,564	17.6%	62,913	27.2%	57,553	22.7%
Wine Operating segment(3)	33,679	10.5%	39,046	16.9%	20,019	7.9%
Other/eliminations(5)	(30,897)	(9.6)%	(27,282)	(11.8)%	(28,875)	(11.4)%
Total	320,881	100.0%	231,431	100.0%	253,283	100.0%

Volume (in million liters)
Chile Operating segment(1)	2,389.7	68.9%	2,338.8	68.1%	2,278.1	68.7%
International Business Operating segment(2)	942.4	27.2%	952.7	27.8%	909.5	27.4%
Wine Operating segment(3)	158.3	4.6%	157.3	4.6%	134.7	4.1%
Other/eliminations(5)	(20.6)	(0.7)%	(16.7)	(0.5)%	(8.7)	(0.3)%
Total	3,469.8	100.0%	3,432.1	100.0%	3,313.7	100.0%
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

The following is a reconciliation of our Net income; the most directly comparable IFRS measure to Adjusted Operating Result and ORBDA for the years ended December 31, 2021, 2022 and 2023.

For the years ended December 31,
	2021	2022	2023
	(in million CLP)

Net income of year	219,051	135,484	118,425
Add (Subtract):
Other gains (losses)	(9,590)	12,670	13,316
Financial Income	(14,264)	(22,871)	(39,402)
Financial costs	35,660	75,931	77,023
Share of net loss of joint ventures and associates accounted for using the equity method	(226)	10,978	19,218
Foreign currency exchange differences	10,149	20,173	65,945
Result as per adjustment units	(2,529)	(1,199)	14,026
Income taxes	82,630	264	(15,267)
Adjusted Operating result(1)	320,881	231,431	253,283
Depreciation and amortization	124,117	126,498	126,119
ORBDA(2)	444,998	357,929	379,402
(1) Defined, for management purposes, as Net income before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes.
(2) Defined, for management purposes, as Adjusted Operating Result before depreciation and amortization.

The following table presents our Income statement for the periods noted below:

	Year Ended December 31,
	2021		2022		2023
	(millions of CLP, except percentages)
Net sales	2,484,712	100.0%	2,711,435	100.0%	2,565,556	100.0%
Cost of sales	(1,291,560)	52.0%	(1,514,925)	55.9%	(1,378,612)	53.7%
Gross profit	1,193,152	48.0%	1,196,510	44.1%	1,186,944	46.3%
Other income by function	11,808	0.5%	5,285	0.2%	4,420	0.2%
Other expenses (1)	(1,903)	0.1%	(2,440)	0.1%	(1,809)	0.1%
MSD&A (2)	(882,177)	35.5%	(967,924)	35.7%	(936,272)	36.5%
Adjusted Operating Result (3)	320,881	12.9%	231,431	8.5%	253,283	9.9%
Net Financial Expenses	(21,397)	0.9%	(53,060)	2.0%	(37,621)	1.5%
Results as per adjustment units	2,529	0.1%	1,199	0.0%	(14,026)	0.5%
Gain (loss) on exchange differences	(10,149)	0.4%	(20,173)	0.7%	(65,945)	2.6%
Share of net income(loss) of joint ventures and associates accounted for using the equity method	226	0.0%	(10,978)	0.4%	(19,218)	0.7%
Other gains/(losses)	9,590	0.4%	(12,670)	0.5%	(13,316)	0.5%
Income before taxes	301,680	12.1%	135,748	5.0%	103,158	4.0%
Income tax expense	(82,630)	3.3%	(264)	0.0%	15,267	0.6%
Net income for the year	219,051	8.8%	135,484	5.0%	118,425	4.6%
Attributable to:
Equity Holders of Parent company	199,163	8.0%	118,168	4.4%	105,653	4.1%
Non-controlling interest	19,888	0.8%	17,316	0.6%	12,773	0.5%
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

FISCAL YEAR ENDED DECEMBER 31, 2023 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2022

The main highlights of the consolidated Income Statement for the fiscal year ended 2023 were: (a) Net sales were down 5.4%, explained by 3.4% lower volumes and 2.0% lower average prices in CLP terms; (b) a 10.6% decline in Net income, mainly due to tough macroeconomic conditions in Argentina, and a particularly difficult year for the wine business, reflected in a sharp contraction of exports; (c) an increase of 9.4% in Adjusted Operating Result, fully explained by a 30.5% increase in the Chile Operating segment, partially offset by a 8.5% decrease in the International Business Operating segment, and a 48.7% decline in the Wine Operating segment. The driver for the better operating results was the execution of our regional plan “HerCCUles” which encompasses six pillars: (1) maintain business scale, (2) strengthen revenue management efforts, (3) deliver efficiency gains through our Transformation program, (4) optimizing CAPEX and working capital, (5) focusing on core brands and high volume/margin innovations, and (6) continue investing in our brand equity.

Net Sales

Our net sales decreased 5.4%, from CLP 2,711,435 million in 2022, to CLP 2,565,556 million in 2023 primarily as a result of a 3.4% decline in consolidated volumes and 2.0% decrease in consolidated average prices in Chilean pesos.

In terms of volumes by Operating segment, they contracted 2.6% in the Chile Operating segment, explained by a deceleration during the second semester due to a weakening demand, which was especially affected by unfavorable weather conditions. The International Business segment contracted volumes 4.5% which is more than explained by Argentina, as all the other geographies together (Bolivia, Paraguay and Uruguay) posted positive volume growth. The Wine Operating segment contracted 14.4% associated with a tough scenario for wine exports, and a weaker demand in our domestic markets.

In terms of prices, the lower average prices in CLP were explained by: (i) a 21.5% contraction in the International Business Operating segment, driven by the 356.2% (end of period) depreciation of the ARS against the USD, partially offset by revenue management initiatives in all the geographies, (ii) a 0.3% decrease in the Wine Operating segment, mainly caused by a negative mix effect in the portfolio due to a sharp drop in exports, and the 3.8%[9] appreciation of the CLP against the USD which impacted negatively export revenues, partially offset by revenue management initiatives in our domestic markets. These effects were almost fully offset by a 7.9% growth in the Chile Operating segment, due to the implementation of revenue management initiatives, partially compensated by negative mix effects in the portfolio.

The main drivers of the change in net sales attributable to each of our operating segments for 2023 compared to 2022 are described below:

Chile: Net sales increased by 5.1% from CLP 1,673,349 million in 2022, to CLP 1,758,971 million in 2023, due to an expansion of 7.9% in average prices, while volumes declined 2.6%. The contraction in sales volume, as mentioned above, was attributable to a deceleration during the second semester due to a weakening demand, which was especially affected by unfavorable weather conditions. The higher average prices were associated with the implementation of revenue management initiatives, partially compensated by negative mix effects in the portfolio.

International Business: Net sales contracted 25.1% from CLP 782,563 million in 2022, to CLP 586,484 million in 2023, due to 21.5% decrease in average prices in CLP together with 4.5% decrease in sales volume. The contraction in sales volume, is more than explained by Argentina, as all the other geographies together posted positive volume growth. The contraction in average prices was driven by the depreciation of the ARS against the USD, partially offset by revenue management initiatives in all the geographies, as mentioned above.

Wine: Net sales decreased 14.7% from CLP 296,350 million in 2022, to CLP 252,825 million in 2023, due to a 0.3% decline in average prices, while sales volume decreased 14.4%. The contraction in average prices was mainly caused by a negative mix effect in the portfolio due to a sharp drop in exports, and the appreciation of the CLP against the USD which impacted negatively export revenues, partially offset by revenue management initiatives in our domestic markets.

Cost of Sales

Cost of sales consists primarily of the cost of raw materials, packaging, labor costs for production, personnel, depreciation of assets related to production, depreciation of returnable packaging, licensing fees, bottle breakage, utilities, and the costs of operating and maintaining plants and equipment.

Our cost of sales in 2023 decreased 9.0% from CLP 1,514,925 million in 2022 to CLP 1,378,612 million in 2023, primarily due to a 5.7% decrease in cost of sales per hectoliter together with sales volumes decreasing 3.4%.

The change in cost of sales for our operating segments for 2023 is described below:

Chile: Cost of sales decreased 1.9% from CLP 972,143 million in 2022, to CLP 953,938 million in 2023. In addition to the lower volumes, the contraction in Cost of sales was primarily due to lower prices in aluminum, PET, energy and efficiencies in manufacturing costs. Cost of sales as a percentage of net sales in the Chile Operating segment decreased from 58.1% in 2022, to 54.2% in 2023.

International Business: Cost of sales in the International Business Operating segment decreased 26.6% in CLP from CLP 389,026 million in 2022, to CLP 285,512 million in 2023, largely explained by a translation effect from the application of hyperinflation accounting, as in local currency costs were higher due to larger cost in raw materials, inflationary pressures, and the negative impact from the devaluation of the ARS against the USD in our USD-linked costs. Nonetheless, Cost of sales as a percentage of net sales in the International Business Operating segment decreased from 49.7% in 2022, to 48.7% in 2023.

Wine: Cost of sales in the Wine Operating segment decreased 14.5% from CLP 183,138 million in 2022, to CLP 156,503 million in 2023, mainly associated with the lower business scale, partially offset by higher costs in packaging materials. Cost of sales as a percentage of net sales in this segment remained almost flat from 61.8% in 2022, to 61.9% in 2023.

Gross Profit

Our gross profit remained practically flat, decreasing 0.8% from CLP 1,196,510 million in 2022, to CLP 1,186,944 million in 2023, driven by the changes in Net sales and Cost of sales during such periods described above.

Marketing, Selling, Distribution and Administrative Expenses (MSD&A expenses)

MSD&A expenses primarily include advertising and promotional expenses, selling expenses, distribution costs such as product transportation costs, services provided by third parties and other administrative expenses.

MSD&A expenses decreased 3.3%, from CLP 967,924 million in 2022, to CLP 936,272 million in 2023. The decrease was mostly caused by the currency translation effect in Argentina, the latter reflected in a 26.7% drop in the International Business Operating segment, while all the other Operating segments increased. As a percentage of Net sales, our MSD&A expenses grew from 35.7% in 2022, to 36.5% in 2023.

The MSD&A expenses performance of each Operating segment during 2023 is described below:

Chile: MSD&A expenses increased 10.5% from CLP 544,220 million in 2022, to CLP 601,497 million in 2023 mainly explained by higher marketing and distribution expenses. As a percentage of Net sales, MSD&A expenses increased from 32.5% in 2022, to 34.2% in 2023.

International Business: MSD&A expenses decreased 26.7% in CLP, from CLP 332,194 million in 2022, to CLP 243,405 million in 2023, primarily caused the negative impact from the inflation and the currency translation effect in Argentina. Nonetheless, as a percentage of Net sales, MSD&A expenses were almost flat decreasing from 42.4% in 2022, to 41.5% in 2023.

Wine: MSD&A expenses grew 3.0% from CLP 75,132 million in 2022, to CLP 77,363 million in 2023 mainly associated with a particularly challenging year for exports. As a percentage of Net sales, MSD&A expenses deteriorated from 25.4% in 2022, to 30.6% in 2023.

Other Income by Function

Other Income by Function mainly include income from sale of fixed assets and other assets, recovery of claims, leases and payments. Other income by function contracted 16.4%, from CLP 5,285 million in 2022 to CLP 4,420 million in 2023. The lower income was due to a decrease on income from leases. “See Note 31 Other income by function” of our Consolidated Financial Statements as of December 2023 included herein”.

Other Expenses

Other Expenses decreased 25.9% from CLP 2,440 million in 2022 to CLP 1,809 million in 2023, mainly due to lower assets write-offs.

Adjusted Operating Result

As a result of the above, our Adjusted Operating Result increased 9.4% from CLP 231,431 million in 2022, to CLP 253,283 million in 2023, and our Adjusted Operating Result as a percentage of Net sales increased from 8.5% to 9.9% in the same period.

[9] The CLP currency variation against the USD considers 2023 average of period (aop) compared with 2022 (aop). Source: Chilean Central Bank.

The Adjusted Operating Result performance of each of our Operating segments for 2023 is described below:

Chile: The Adjusted Operating Result increased 30.5% from CLP 156,753 million in 2022, to CLP 204,586 million in 2023. Consequently, the Adjusted Operating Result margin increased from 9.4% to 11.6% in the same period, mainly explained by revenue management efforts, and a lower Cost of sales.

International Business: The Adjusted Operating Result decreased 8.5%, from CLP 62,913 million in 2022, to CLP 57,553 million in 2023, largely concentrated in Argentina due to an adverse macroeconomic context, which was partially offset by revenue management efforts and efficiencies. The Adjusted Operating Result margin increased from 8.0% to 9.8% in the same period.

Wine: The Adjusted Operating Result decreased 48.7% from CLP 39,046 million in 2022, to CLP 20,019 million in 2023, and the Adjusted Operating Result margin declined from 13.2% to 7.9% in the same period, mainly associated with a particularly challenging year for exports, and the appreciation of the CLP against the USD, impacting negatively our export revenues.

Other: The Adjusted Operating Result for “Other” reached a loss of CLP 28,875 million in 2023, versus a loss of CLP 27,282 million in 2022.

Net Financial Expenses

Our Net Financial Expenses declined 29.1% from a loss of CLP 53,060 million in 2022, to a loss of CLP 37,621 million in 2023, mainly explained by higher Interest income associated with more favorable interest rates.

Share of net income(loss) of joint ventures and associates accounted for using the equity method

Our Share of net income(loss) of joint ventures and associates registered a higher loss, from CLP 10,978 million in 2022, to a loss of CLP 19,218 million in 2023, mainly explained by non-recurrent expenses associated with the route-to-market integration of our JV in Argentina Aguas de Origen S.A., into our operation.

Foreign currency exchange differences

Our Foreign currency exchange differences result went from a loss of CLP 20,173 million in 2022, to a loss of CLP 65,945 million in 2023, primarily driven by Argentina, explained by the sharp depreciation of the ARS against the USD.

Result as per adjustment units

Our result as per adjustment units declined from a gain of CLP 1,199 million in 2022, to a loss of CLP 14,026 million in 2023, also concentrated in Argentina due to higher inflationary pressures.

Income tax expense

Our income tax expense went from CLP 264 million in 2022, to a benefit of CLP 15,267 million in 2023, mostly explained by a lower income/(loss) before taxes, while result on tax effects of permanent differences were stable versus last year (See Note 25 - Income taxes - Effective Rate- to our audited consolidated financial statements included herein).

Net income attributable to equity holders of the parent company

Our net income attributable to equity holders of the parent company decreased 10.6% from CLP 118,168 million in 2022, to CLP 105,653 million in 2023, mainly explained by reasons described above.

Net income attributable to Non-controlling interests

Net income attributable to non-controlling interests dropped 26.2% from CLP 17,316 million in 2022, to CLP 12,773 million in 2023, mainly due a lower result in non-controlling companies (for more information see “Note 29 – Non-controlling Interests” of our Consolidated Financial Statements as of December 2023 included herein).

FISCAL YEAR ENDED DECEMBER 31, 2022 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2021

See “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022 for a comparative discussion for the years ended December 31, 2022 and 2021.

B.	Liquidity and Capital Resources

Our principal source of liquidity has been cash generated by our operating activities, which amounted to CLP 293,356 million, CLP 45,937 million and CLP 294,097 during the years 2021, 2022 and 2023, respectively.

Our cash flow from operations and working capital are our primary sources to meet both our short-term and long-term obligations. In the opinion of our management, they are sufficient for those purposes.

The principal component of cash flows generated by operating activities in 2023 were amounts collected from clients’ net of payments to suppliers of CLP 1,059,814 million compared to CLP 843,182 million in 2022 and CLP 1,090,657 million in 2021.

In 2023, our cash flows from financing activities totalled outflows of CLP 118,036 million compared to inflows of CLP 537,102 million in 2022 and outflows of CLP 233,644 million in 2021. The principal components of cash flows used in financing activities proceeds from short-term and long-term borrowings of CLP 77,147 million in 2023 (CLP 783,122 million in 2022 and CLP 100,226 million in 2021), other cash movement inflows of CLP 40,961 million in 2023 (inflows of CLP 130 million in 2022 and inflows of CLP 6,130 million in 2021) and proceeds from capital contribution inflows of CLP 2,769 million (CLP 1,648 million in 2022 and 0 million in 2021). Partially offset by dividends paid of CLP 65,583 million in 2023, including dividends paid relating to minority interests (158,321 million in 2022 and 274,136 in 2021), of loan payments of CLP 159,421 million in 2023 (CLP 79,351 million in 2022 and CLP 46,051 million in 2021), and of financial leasing payments of CLP 10,704 million in 2023 (CLP 9,664 million in 2022 and CLP 7,631 million in 2021). Additionally, in March 1, 2023 we paid CLP 3,205 million (equivalent to USD 4,001,920) for the increase in the Company participation in Bebidas del Paraguay S.A. from 50.1005% to 55.007%, and in Distribuidora del Paraguay S.A. from 49.959% to 54.964% (in 2022, we paid an amount of CLP 438 million for the acquisition of an additional interest in Viña San Pedro Tarapacá S.A. and in 2021, we paid an amount of CLP 12,207 million for the acquisition of an additional interest in Viña San Pedro Tarapacá S.A. and Sáenz Briones y Cía).

In 2023, our cash used in investment activities totalled CLP 137,232 million compared to CLP 236,457 million in 2022 and CLP 178,993 million in 2021. The principal components of cash used in investment activities in 2023 consisted of capital expenditures of CLP 129,448 million (CLP 203,603 million in 2022 and CLP 171,854 million in 2021) and payments made to acquire interests in joint ventures, in non-controlling interests and to obtain control of subsidiaries or other businesses of CLP 7,087 million (CLP 36,466 million in 2022 and CLP 5,792 in 2021). As of December 31, 2023, we had CLP 569,116 million (CLP 584,966 million in 2022 and CLP 156,235 million in 2021) in cash, overnight deposits, bank balances, time deposits and investments in mutual funds, which do not include CLP 49,038 million (CLP 12,116 million in 2022 and CLP 109,333 million in 2021) corresponding to securities purchased under resale agreements. Indebtedness, including accrued interest, amounted to CLP 1,329,262 million as of December 31, 2023. Short-term indebtedness included:

• CLP 24,495 million of short-term bank borrowings,

• CLP 38,651 million of bonds payable, and

• CLP 7,142 million of financial lease obligations.

As of December 31, 2023, long-term indebtedness, excluding the current portion, comprised:

• CLP 174,074 million of long-term obligations to banks,

• CLP 1,050,838 million of long-term obligations to the public represented by bonds, and

• CLP 34,062 million of long-term financial lease obligations.

In April 2009 the Company issued and placed a series of notes (“H” Series) in the local market for UF 2 million. As of September 15, 2023, the Company proceeded to prepay Bond H for the total outstanding principal as of that date, equivalent to CLP 42,758 million. In August 2018, the Company issued and placed a series of notes (“J” Series) in the local market for UF 3 million. In June 2020, the Company issued and placed two series of notes (“L” Series and “M” Series) in the local market for UF 3 million and UF 2 million. Also, in June 2020, VSPT issued and placed a series of notes (“D” Series) in the local market for
UF 1.5 million. In January 2022, the Company issued and placed in the international market a 10-year bond for an amount of USD 600 million, subject to Rule 144A and Regulation S of the Securities Act of the United States of America of 1933. Additionally, in April 2022, the Company issued and placed a series of notes
(“P” Series) in the local market for UF 2 million. Finally, in December 2022, the Company issued and placed a series of notes (“R” Series) in the local market for UF 4 million. The current conditions of the bonds are as follows:

	"J" Series	"L" Series	"M" Series	"D" Series	"P" Series	"R" Series
UF amount	3 million	3 million	2 million	1.5 Million	2 million	4 million
Term	25 years	7 years	10 years	5 Years	10 Years	20 Years
Amortization	Bullet	Semi-annual since year 4	Bullet	Bullet	Bullet	Bullet
Interest Rate	UF+2.90%	UF +1.20%	UF +1.60%	UF + 1.00%	UF +3.35%	UF +2.70%

144 A
USD amount	600 million
Term	10 years
Amortization	Bullet
Interest Rate	3.35%

As of December 31, 2023, the Company’s’ recently described series of notes (“J”, “L”, “M”, “P” and “R”) required that we maintain certain financial ratios. The most significant covenants required CCU to maintain a consolidated interest coverage ratio of ORBDA (as calculated by CCU in accordance with particular debt instruments in order to measure such instruments’ financial covenants) to interest expenses higher than 3.00; to maintain a consolidated leverage ratio (the ratio of adjusted liabilities to adjusted equity) lower than 1.50; to maintain a consolidated financial leverage ratio (the ratio of net financial debt to adjusted equity) lower than 1.50; and a minimum consolidated adjusted equity of CLP 312,516.75 million. Furthermore, we were required to maintain a ratio of our unpledged assets over our unsecured liabilities of at least 1.2.

As of December 31, 2023, CCU met all of its financial debt covenants and had a consolidated interest coverage ratio of 4.93, a consolidated financial leverage ratio of 0.50 (the ratio is 0.48 excluding financial lease obligations). The consolidated adjusted equity attributable to equity holders of the parent company as of December 31, 2023 was CLP 1,271,191 million. Our ratio of unpledged assets over unsecured liabilities was 2.66 (the ratio is 2.61 if IFRS-16 is not applied). As of December 31, 2023, the subsidiary VSPT was in compliance with the financial covenants required for the “D” series (see Note 21 to our audited consolidated financial statements included herein).

Regarding bank loans in CLP, the main loans are: Compañía Cervecerías Unidas S.A. CLP 30,000 million, and CLP 90,000 million; CPCH CLP 16,000 million; and CCK CLP 6,000 million and CLP 6,750 million. As of December 31, 2023, the Subsidiary and CCU were in compliance with the financial covenants and specific requirements of these loans.

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

The following table summarizes our principal payment obligations in millions of CLP by interest rate structure, financial instrument and currency, with their respective maturity dates and related weighted-average interest rates:

Interest - Bearing Debts(1) as of December 31, 2023
(millions of CLP, except percentages)
Contractual Flows Maturities

Fixed Rate		Average Int. Rate	2024	2025	2026	2027	2028	Thereafter	TOTAL
CLP (UF)(2)	Bonds	2.4%	39,957	94,536	38,746	24,620	10,742	517,918	726,519
CLP (USD)(3)	Bonds	3.4%	17,630	17,630	17,630	17,630	17,630	587,977	676,128
CLP (UF)(2)	Bank	3.6%	7,222	5,561	5,561	2,800	2,800	25,886	49,830
CLP	Bank	7.6%	14,127	19,858	13,654	63,038	99,523	—	210,200
USD	Bank	6.2%	17,236	266	266	42	42	446	18,298
EUR	Bank	1.8%	43	6	6	—	—	—	55
ARS	Bank	18.7%	924	473	473	260	260	261	2,652
BOB	Bank	5.1%	3,325	2,839	2,839	2,869	2,869	6,699	21,440
UYU	Bank	0.8%	130	49	49	—	—	—	228

TOTAL(4)			100,594	141,219	79,225	111,259	133,865	1,139,187	1,705,349

TOTAL			100,594	141,219	79,225	111,259	133,865	1,139,187	1,705,349

(1) Including long-term debt obligations and capital lease obligations.
(2) UF as of December 31, 2023.
(3) USD as of December 31, 2023.
(4) Includes Capital Lease Obligations for an amount of CLP 54,002 million.

To hedge our market risks, we hold debt obligations in various currencies and enter into derivatives contracts. See “Item 11: Quantitative and Qualitative Disclosure about Market Risk”.

Our treasury policy is to invest in highly liquid financial instruments issued by first-class financial institutions. Investments are made primarily in USD and CLP. As of December 31, 2023, we had invested
CLP 250,728 million in time deposits, mutual funds and securities purchased under resale agreements (Repos). The following table summarizes financial instruments, including time deposits, mutual funds and securities purchased under resale agreements (Repos), held by us as of December 31, 2023:

Short-Term Financial Instruments
(in millions of CLP)
Time deposits	186,369
Mutual Funds	15,320
Repos	49,038
Total	250,728

Capital Expenditures

In 2024, we expect to invest CLP 190,459 million, mainly consisting of (i) CLP 108,028 million in production assets, (ii) CLP 28,178 million in returnable packaging, (iii) CLP 21,476 million in marketing assets (fridges and coolers) and, (iv) CLP 22,783 million in distribution assets. Of the total investment planned for 2024, CLP 155,221 million will be allocated in Chile.

Our plans for capital expenditures through the period 2024-2027 are displayed in the following table:

	2024	2025	2026	2027

Chile	155,221	146,239	143,761	136,497
Abroad	35,238	49,251	41,135	38,075
Total	190,459	195,490	184,896	174,572

For the years 2024-2027, we will continue focusing on securing production capacity, in Chile and other countries where we operate, optimizing our distribution network and facilities, investing in marketing assets and returnable packaging. Capital expenditures also include investments related to improve our facilities working conditions, to ensure the wellbeing and safety of our employees, suppliers and customers, while we will continue focusing on our sustainability and regulatory compliance agenda.

We cannot ensure that we will make any of these proposed capital expenditures at the anticipated level or at all. Our capital investment program is subject to periodical reviews to align to market trends, general economic conditions in the countries where we operate, interest rates, inflation and foreign exchange rates, competitive conditions and other factors. In addition, we continuously asses the possibility of making acquisitions in the region where we operate.

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

In 2022 and 2023, advancements were made in developing proprietary machine-learning algorithms, to analyze customer potential and optimize targeting strategies effectively. Also, logistic algorithms have been successfully piloted to streamline distribution processes, and in-house forecasting tools have been designed to enhance sales predictions. Currently, our internal Data Science team is also developing revenue management algorithms. Altogether, the mentioned initiatives collectively demonstrate a strong commitment to innovation and driving sustainable growth.

D.	Trend Information

Our performance will likely continue to be impacted by changes in the level of economic growth and consumer demand in the countries in which we operate, resulting, in some extent, from governmental economic measures that may be implemented in the future. Additionally, the primary raw materials utilized in our operation such as aluminum, malt, sugar, and PET, may experience price volatility in the future.

Additionally, exchange rate fluctuations, particularly, further devaluations of the CLP and ARS relative to the USD dollar in the countries in which we operate, may adversely affect our results. The cost of U.S. dollar-denominated raw materials and the conversion of monetary assets and our results.

The Chilean economy posted a GDP growth of 0.2% in 2023, an inflation rate of 3.9% (measured as CPI variation), and an average unemployment rate of 8.7%. These figures represent a deterioration in terms of GDP growth and unemployment, when compared to 2022, when GDP grew 2.1%, and average unemployment rate was 7.9%. In terms of inflation, 2023 figure represents an improvement from 2022, as inflation reached 12.8% that year, largely attributable to the extraordinary level of liquidity from governmental aid and pension fund withdrawals that boosted consumption in 2021.

Also, from a historical perspective, 2023 GDP growth compares unfavorably versus the average GDP growth of 2.0% between 2013 and 2023. In terms of inflation, although Chilean inflation has been controlled in the last ten years, which was in line with the international trend, Chile experienced an increase in inflationary pressure in 2022.Inflation reached 12.8%, compared to an annual average of 4.5% from 2013 to 2023. In 2023 inflation returned to lower figures, closing at 3.9%. High levels of inflation and currency devaluation in Chile could adversely affect the Chilean economy and have a negative effect on our results. Even though the last estimates of the Central Bank of Chile forecasted a similar level inflation of 2023 in 2024, we cannot assure you that Chilean inflation could rise in the future.

The low GDP growth in Chile in 2023 was attributable to a weaken internal demand, especially driven by a 5.2% contraction in private consumption. In addition, the monetary policy by the Central Bank remained restrictive to control inflation.

As of the date of this annual report, GDP growth expectations are better for 2024. The Central Bank on its Monetary Policy report as of March 2024, forecasts a GDP growth between 2.0% - 3.0% and an inflation of 3.9%.

The exchange rate between the CLP and the USD has been subject to nominal devaluations and appreciations in the past and may be subject to fluctuations in the future. For example, when comparing the average exchange rates for each period, the Chilean peso depreciated by 9.7% and 12.8%, in 2019 and 2020, respectively, while it appreciated 4.2% in 2021. In 2022, the Chilean peso depreciated 14.9% and in 2023 appreciated 3.8%. When comparing the exchange rate as of the end of each period, the Chilean peso depreciated 7.8% in 2019, appreciated 5.0% in 2020, depreciated 18.8% and 1.3% in 2021 and 2022, respectively and depreciated 2.5% in 2023.

In 2022, the price in USD of our main raw and packaging materials, such us malt, sugar, aluminum and PET, as well as oil prices, posted an upward trend in line with the main commodities around the world, generating cost pressure in our operations. In 2023, the price of some of these raw materials such as aluminum, PET and oil, decreased, but others, such as sugar continued increasing. We purchase these raw materials from domestic producers, in the countries where we operate, or in the international market. The prices of these materials are subject to volatility caused by market conditions and have experienced significant fluctuations over time reflecting global supply and demand for commodities as well as other factors, such as fluctuations in exchange rates, climate and social events, geopolitical conflicts, like the Russian invasion of Ukraine in 2022, and supply restrictions derived from the COVID-19 pandemic, over which we have no control. In addition, disruptions on international trade logistics have caused delays and difficulties on export shipments including significant increases in freights.

Although we historically have been able to implement revenue management initiatives and efficiencies in response to increases in raw material costs, we cannot assure you that our ability to offset increases in the cost of raw materials will continue in the future. If we are unable to implement revenue management initiatives and efficiencies in response to higher raw material costs, any future increases in raw material costs may reduce our margins and profitability.

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

In 2023, the Argentine economy contracted 5.0% and the Argentine peso continued with a depreciation trend against the USD, posting a 122.1% depreciation on average, and 356.2% as of the end of each period. A weaker Argentine peso against the USD may negatively affect our consolidated financial results due to most of our raw material costs in Argentina are indexed to the USD. Our Argentine subsidiaries use the Argentine peso as their functional currency and their financial statements are translated to CLP for consolidation purposes, which may produce variations to the Company’s consolidated net income and shareholders’ equity, due to translation effects.

Argentina has faced in the past, and continues to face, high inflation rates. The increase in inflationary risk may also erode macroeconomic growth and limit the availability of financing, causing a negative impact on our operations. In the years 2019, 2020, 2021, 2022 and 2023, inflation in Argentina was approximately 54%, 36%, 51%, 95% and 211%, respectively. Consequently, given that the cumulative inflation rate exceeded 100% in the last three years, Argentina, as prescribed by IAS 29, was declared (and continues to be) a hyperinflationary economy as of July 1, 2018 (for more information see “Note 2” of our Consolidated Financial Statements as of December 2023 included herein).

In 2021, 2022 and 2023, in an attempt to curb increasing inflation, the Argentine government applied various methods to directly and indirectly regulate price increases of various consumer goods, including beer. We cannot assure you that these measures will change nor the extent to which they will impact our business and results of operations.

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

Our primary estimates and professional judgments relate to the following concepts:

a.	The valuation of goodwill acquired to determine the existence of losses due to potential impairment.
b.	The valuation of commercial trademarks to determine the existence of potential losses due to potential impairment.
c.	The assumptions used in the current calculation of liabilities and obligations to employees.
d.	Useful lives of property, plant and equipment and intangibles.
e.	The assumptions used for calculating the fair value of financial instruments.
f.	The likelihood of occurrence and amounts estimated in an uncertain or contingent matter.
g.	The valuation of current Biological assets.

Such estimates are based on the best available information of the events analyzed to date in our consolidated financial statements. However, it is possible that events that occur in the future may result in adjustments to such estimates, which would be recorded prospectively.

During the year ended on December 31, 2023, there have been no changes in the use of accounting principles or relevant changes in any accounting estimates with regard to previous years that have materially affected our consolidated financial statements (for more information see “Note 4 –Accounting Changes” of our Consolidated Financial Statements as of December 2023 included herein .

.

ITEM 6: Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth certain information with respect to the members of our board of directors:

	Directors	Position	Position Held Since	At CCU Since
Board of Directors	Francisco Pérez(1)	Chairman of the board	December 2023 (Chairman), July 1998 (Director)	February 1991
	Carlos Molina	Vice Chairman of the board	May 2018 (Vice Chairman) April 2012 (Director)	April 2012
	Vittorio Corbo	Director	April 2012	April 2012
	Pablo Granifo	Director	April 2013	April 2013
	Rodrigo Hinzpeter	Director	July 2015	July 2015
	Rory Cullinan	Director	May 2018	May 2018
	Marc Gross	Director	May 2020	May 2020
	María Gabriela Cadenas	Director	October 2022	October 2022
	Oscar Hasbún(1)	Director	December 2023	December 2023
	Andrónico Luksic(1)	Former Chairman of the board	April 2013 (Chairman), November 1986 (Director)	November 1986
	José Miguel Barros(2)	Director	April 2016	April 2016
(1) At the extraordinary board meeting held on September 28th, 2023, Mr. Andrónico Luksic resigned to his position as chairman and director of Compañía Cervecerías Unidas S.A., effective as of December 29th, 2023. In addition, the board of directors appointed Mr. Oscar Hasbún as replacement director, having to proceed to the full renewal of the board of directors at the next ordinary shareholders' meeting, in accordance with the provisions of Article 32 of the Chilean Corporations Act. Additionally, the board of directors agreed to appoint Mr. Francisco Pérez as the new chairman of the board, who assumed this new position after the resignation of Mr. Andrónico Luksic had become effective.
(2) Resigned as director of Compañía Cervecerías Unidas S.A., effective October 1st, 2022.

Andrónico Luksic (70), was appointed chairman of the board of directors of Compañía Cervecerías Unidas S.A. in April 2013 and he served as a director from November 1986. Mr. Andrónico Luksic resigned to his position as chairman and director of Compañía Cervecerías Unidas S.A., effective as of December 29th, 2023. He was a member of the board of directors of Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A., Compañía Cervecerías Unidas Argentina S.A., La Barra S.A., Central Cervecera de Colombia S.A.S. and Zona Franca Central Cervecera S.A.S. He was chairman of the boards of directors of Quiñenco S.A. and LQ Inversiones Financieras S.A., vice-chairman of the boards of directors of Banco de Chile and Compañía Sud Americana de Vapores S.A., as well as a member of the board of directors of Antofagasta PLC and several other companies and institutions. In addition, Mr. Luksic is Trustee Emeritus of Babson College, a member of the Harvard Global Advisory Council, the Columbia Global Leadership Council, the International Advisory Board of the Blavatnik School of Government at Oxford University, the International Advisory Boards of both the Tsinghua University School of Economics and Management and the Fudan University School of Management, and the Americas Executive Board of the MIT Sloan School of Management. He is widely experienced in corporate governance, with more than 36 years in directive positions in companies from different sectors and countries.

Francisco Pérez (66), has served as director of Compañía Cervecerías Unidas S.A. since July 1998 and previously, between 1991 and 1998, he held the position of chief executive officer of said company. The board of directors appointed Mr. Francisco Pérez as the new chairman of the board of directors of Compañía Cervecerías Unidas S.A., who assumed this new position after Mr. Andrónico Luksic's resignation became effective on December 29th, 2023. He is the chairman of the board of directors of Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A. and Compañía Cervecerías Unidas Argentina S.A. Also, he is a member of the board of directors of Viña San Pedro Tarapacá S.A., Compañía Pisquera de Chile S.A., Central Cervecera de Colombia S.A.S., Zona Franca Central Cervecera S.A.S. In 1998 he was appointed chief executive officer of Quiñenco S.A., a position he holds to date and he is a member of the board of several companies, including Inversiones y Rentas S.A., Banco de Chile, Banchile Corredores de Seguros S.A., LQ Inversiones Financieras S.A., Sociedad Matriz SAAM S.A., Nexans S.A., Hapag Lloyd and Invexans Limited. He is also chairman of the board of directors of Compañía Sud Americana de Vapores S.A., Empresa Nacional de Energía Enex S.A., Invexans S.A. and Tech Pack S.A. He received a degree in Business Administration from the Pontificia Universidad Católica de Chile and a Master’s degree in Business Administration from the University of Chicago.

Carlos Molina (67), has served as director of Compañía Cervecerías Unidas S.A since April 2012 and as vice chairman of the board since May 2018. He is also a member of the board of directors of Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A., Compañía Cervecerías Unidas Argentina S.A., Viña San Pedro Tarapacá S.A. and Compañía Pisquera de Chile S.A. He has over 30 years of management and strategic consulting experience in multiple industries, especially in beverages and consumer goods across the Americas. In beverages, his roles have included business development for Heineken Americas B.V.; planning and strategy for Femsa Cerveza S.A. de C.V.; and board member of Kaiser in Brazil. Prior to these roles, Mr. Molina was a partner in Booz, Allen & Hamilton, a global business consulting firm. In that role, he led strategy and supply chain efforts in supermarkets, food companies, high-end beverage and other consumer goods companies. Mr. Molina meets the independence criteria under the Securities Exchange Act of 1934, as amended, the Sarbanes-Oxley Act of 2002 and the corporate governance rules of the New York Stock Exchange, and therefore holds the position of member of the audit committee. Mr. Molina has a BBA (Bachelor of Business Administration) from the University of Houston, and an MBA from the University of Texas.

María Gabriela Cadenas (45), was appointed director of Compañía Cervecerías Unidas S.A. in October 2022. She is member of the board of directors of Cervecera CCU Chile Limitada and Embotelladoras Chilenas Unidas S.A. Additionally, she is senior vice president digital and technology, Americas – the Heineken company. She is a technology and business executive with more than 20 years of experience leading business transformation in industries such as consulting, telecommunications, financial services, pharmaceuticals and mass consumption. She has with a strong track record of accelerating business growth by combining emerging technologies, business process optimization and shared services. Ms. Cadenas holds a degree in Systems Engineering from Universidad Metropolitana de Caracas, Venezuela and an MBA from Universidad Politécnica de Madrid, Spain. She has been recognized twice by HITEC Top 50, as leaders in Technology and Hispanic Digital Transformation.

Vittorio Corbo (81), has held the position of member of the directors’ committee of Compañía Cervecerías Unidas S.A., in his capacity as independent director, since he was elected director in April 2012, which he currently chairs. He was president of the Central Bank of Chile between 2003 and 2007, director of Banco Santander S.A. (Spain) between the years 2011-2014, chairman of the board of Banco Santander Chile between 2014 and 2018, and director of the Santander-México Group, Banco Santander Chile and ENDESA Chile. He is an economic advisor to large companies as well as family offices. He held senior management positions at the World Bank in Washington DC and has provided numerous consultancies to the World Bank, the Inter-American Development Bank, the U.S. Agency for International Development, the Canadian International Development Agency, the Swedish International Development Cooperation Agency, the Foundation for Advanced Studies in International Development and the Organization for Economic Cooperation and Development, as well as governments and central banks in Latin America. He was Professor of Economics in Canada, the United States and Chile. Mr. Corbo meets the independence criteria under the Securities Exchange Act of 1934, as amended, the Sarbanes-Oxley Act of 2002 and the corporate governance rules of the New York Stock Exchange, and therefore holds the position of member of the audit committee. Mr. Corbo holds a degree (in Business Administration) Economics from the Universidad de Chile and a Ph.D. in Economics from MIT.

Pablo Granifo (65), has served as director of Compañía Cervecerías Unidas S.A. since April 2013. He has been the chairman of the boards of directors of Banco de Chile since 2007, Viña San Pedro Tarapacá S.A. since 2013 and Quiñenco S.A. since 2023. He is a member of the board of directors of Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A. and Compañía Cervecerías Unidas Argentina S.A. Additionally, he is chairman of the boards of Banchile Asesorías Financieras S.A., Socofin S.A., and Banchile Administradora General de Fondos S.A. Also, he is a member the board of directors of Empresa Nacional de Energía Enex S.A. and vice chairman of the board of directors of Compañía Sud Americana de Vapores S.A. Mr. Granifo holds a degree in Business Administration from the Pontificia Universidad Católica de Chile.

Rodrigo Hinzpeter (58), has served as director of Compañía Cervecerías Unidas S.A. since July 2015. He is also member of the board of directors of Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A. and Compañía Cervecerías Unidas Argentina S.A. He is a director of Inversiones y Rentas S.A., Empresa Nacional de Energía Enex S.A., Enex Corp. Ltd. (UK), Enex CL Ltd. (UK), Invexans S.A., Invexans Limited (UK), Tech Pack S.A. and LQ Inversiones Financieras S.A. Through these positions he has acquired experience in the energy sector, commercial and manufacturing sectors. Since 2014 he has been the general counsel of Quiñenco S.A. Before that he was Secretary of Interior Affairs (2010-2013) and, later, the Secretary of Defense of the Government of Chile (2013-2014). He holds a Law degree from the Pontificia Universidad Católica de Chile.

Rory Cullinan (64), has served as director of Compañía Cervecerías Unidas S.A. since May 2018. He is also a member of the board of directors of Cervecera CCU Chile Limitada and Embotelladoras Chilenas Unidas S.A. Mr. Cullinan has long experience across different countries and industries, working in Europe, Africa and America. Mr. Cullinan held various executive positions in the Royal Bank of Scotland ("RBS"), including as executive chairman of the Investment Bank and the Non Core Bank. At RBS, Mr. Cullinan help design and execute the bank wide restructuring during the 2008 financial crisis working with HM Treasury and the Bank of England. Prior to that, he served as an executive in private equity in the Europe and Russia, Industrial Chemicals, and Banking in Africa and the USA. As a non-executive, he has worked and served as a board member and or chairman in water utilities, chemicals, retail, agriculture, private investment, and aviation leasing. He is currently chairman of Admiral Acquisition PLC in the UK and an advisor to several private companies.

Marc Gross (66), has served as director of Compañía Cervecerías Unidas S.A. since May 2020. He is also a member of the board of directors of Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A. and Compañía Cervecerías Unidas Argentina S.A. Mr. Gross has worked for Danone Group and Sara Lee. In 1995, Mr. Gross joined Heineken and worked in Greece as plant director. In 1999, he became regional operations & supply chain director Europe for Heineken and in 2002 took over the position of managing director of Heineken Netherland. In June 2005, he was appointed chief supply chain officer and member of the Global Executive Team. In this position, he was responsible for the supply chain, including manufacturing, worldwide as well as for R&D. During the period of 2010 until 2015, he held the position of chairman of Empaque Mexico. From 2012 until 2017, he also served as non-executive director of Keonys, a high tech company in France. Since June 2020, Mr. Gross is principal advisor to the Executive board of directors of SHV for their global operations. Mr. Gross graduated as engineer from Ecole Nationale Supérieure des Arts et Métiers Paris, France and from Technical University Aachen, Germany.

Oscar Hasbún (55), has served as director of Compañía Cervecerías Unidas S.A. since December 2023. The board of directors of Compañía Cervecerías Unidas S.A. appointed Mr. Hasbún as replacement director, who assumed the position on December 29th, 2023. He is a member of the board of directors of Embotelladoras Chilenas Unidas S.A. In 2012 he was appointed chief executive officer of Compañía Sud Americana de Vapores S.A., a position he holds to date. He has been a member of the board of directors of Hapag-Lloyd AG since 2014 and also serves as chairman of its audit committee. Also, he has served a director of Sociedad Matriz SAAM S.A. since 2015, and chairman of its board of directors since August 2017. Additionally, he is a director of Invexans S.A., director and chairman of the strategic and sustainability committee of Nexans S.A. (France) and has served as director of SOFOFA since 2017, as association for which he has served as its first vice chairman since 2023. In 2002 he joined the Quiñenco Group, where, until 2011, he managed the Luksic family's investments in Croatia, mainly in tourism and real estate industries. Previously, he was part of the executive area of Michelin in France and Chile. He received a degree in Business Administration from the Pontificia Universidad Católica de Chile.

José Miguel Barros (60), was appointed director of Compañía Cervecerías Unidas S.A. in April 2016 and he served as a member of the board until October 2022. He was member of the board of various subsidiaries, including Cervecera CCU Chile Limitada and Embotelladoras Chilenas Unidas S.A., and is still a member of the board of directors of Viña San Pedro Tarapacá S.A. and Compañía Pisquera de Chile S.A. Mr. Barros holds a degree in Business Administration from the Pontificia Universidad Católica de Chile and graduated from the PADE of ESE Business School, Universidad de Los Andes.

Our Board of Directors, in addition to its individual experience in sustainability issues, shares a common experience, which is to monitor and promote the initiatives of the CCU 2030 Environmental Vision plan, particularly our goals to reduce emissions and water consumption, waste valorization, as well as matters related to the challenges of community relations, among others.

The principal business activities of our current and former 2022 and 2023 directors are summarized in the following table:

Directors	Business Activities
Francisco Pérez(1)	Chairman of Compañía Cervecerías Unidas S.A. and Quiñenco S.A.’s CEO
Carlos Molina	Director of Companies
Vittorio Corbo	Economist and Director of Companies
Pablo Granifo	Chairman of Banco de Chile and VSPT
Rodrigo Hinzpeter	General Counsel of Quiñenco S.A.
Rory Cullinan	Director of Companies
Marc Gross	Ex Chief Supply Chain Officer of Heineken
María Gabriela Cadenas	Senior Vice President Digital and Technology, Americas – The Heineken Company
Oscar Hasbún(1)	Compañía Sud Americana de Vapores S.A.’s CEO
Andrónico Luksic(1)	Former Chairman of Compañía Cervecerías Unidas S.A.
José Miguel Barros(2)	Partner of LarrainVial
(1) At the extraordinary board meeting held on September 28th, 2023, Mr. Andrónico Luksic resigned to his position as chairman and director of Compañía Cervecerías Unidas S.A., effective as of December 29th, 2023. In addition, the board of directors appointed Mr. Oscar Hasbún as replacement director, having to proceed to the full renewal of the board of directors at the next Ordinary Shareholders' Meeting, in accordance with the provisions of Article 32 of the Chilean Corporations Act. Additionally, the board of directors agreed to appoint Mr. Francisco Pérez as the new chairman of the board, who assumed this new position after the resignation of Mr. Andrónico Luksic Craig s became effective.
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

Due to the resignation of director Mr. Andrónico Luksic effective on December 29, 2023, and in accordance with the provisions of Article 32 of the Chilean Corporations Act, the shareholders´ meeting held on April 17, 2024 proceeded to the full renewal of the board, being elected as directors, for a term of three years, Messrs. Francisco Pérez, Carlos Molina, Vittorio Corbo, Pablo Granifo, Rodrigo Hinzpeter, Marc Gross, Rory Cullinan, Oscar Hasbún and María Gabriela Cadenas

Additionally, at the extraordinary board meeting held on the same date, Mr. Francisco Pérez was elected as chairman of the board and Mr. Carlos Molina as vice-chairman.

None of our directors is party to a service contract with us or any of our subsidiaries that provides for benefits upon termination.

The following table sets forth certain information with respect to our senior management as registered with the CMF (also referred as principal executive officers), as of April 2024:

Senior Management	Position	Position Held Since	At Company Since
Patricio Jottar	Chief Executive Officer	July 1998	July 1998
Gabriela Ugalde	Chief Human Resources Officer	April 2018	April 2018
Barbara Wolff	Corporate and Sustainability Affairs Officer	October 2022	May 2008
Felipe Dubernet	Chief Financial Officer	February 2014	May 2011
Felipe Benavides	General Counsel	March 2015	March 2015
Juan Boned	General Controller	August 2021	August 2021
Antonio Cruz	Corporate Development Manager	June 2017	June 2017
Eduardo Ffrench-Davis	General Manager Embotelladoras Chilenas Unidas S.A.	June 2023	September 2006
Matías Bebín	General Manager Cervecera CCU Chile Limitada	June 2023	October 2006
Julio Freyre	General Manager CCU Argentina	August 2021	October 2003
Sebastián Landi	International Business Manager	November 2019	November 2019
Pedro Herane	General Manager VSPT	April 2013	May 2010
Domingo Jiménez	General Manager CPCh	August 2018	May 2004
Juan Martin Vannicola	Corporate Industrial Processes Manager	April 2020	April 2020

Patricio Jottar (61), has served as our Chief Executive Officer (CEO) since 1998. Mr. Jottar is on the board of directors of a number of CCU’s subsidiaries and affiliated companies, including, among others: Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A., Compañía Cervecerías Unidas Argentina S.A., Viña San Pedro Tarapacá S.A., Aguas CCU-Nestlé Chile S.A., Cervecería Kunstmann S.A., Bebidas CCU-Pepsico SpA, Bebidas del Paraguay S.A., Central Cervecera de Colombia S.A.S., Zona Franca Central Cervecera S.A.S., Distribuidora del Paraguay S.A., Aguas de Origen S.A. He is also chairman of the board of directors of Compañía Pisquera de Chile S.A. Prior to joining the Company, he was chief executive officer of Santander Chile Holding. Mr. Jottar holds a degree in Business Administration from the Pontificia Universidad Católica de Chile and a Master’s degree in Economics and Business Administration from the Instituto de Estudios Superiores de la Empresa, in Barcelona, Spain.

Felipe Dubernet (54), has been our Chief Financial Officer (CFO) since February 2014. He joined the Company in May 2011 and was the procurement officer until January 2014. He is currently a member of the board of directors of several subsidiaries, including Aguas CCU-Nestlé Chile S.A., Comercial CCU S.A., Fábrica de Envases Plásticos S.A. and Transportes CCU Limitada, among others. He is also chairman of the board or CRECCU S.A. Prior to joining us, he worked for 15 years at Unilever holding several positions in Supply Chain and Finance in Chile, Brazil and the United States. He holds a degree in Civil Engineering from the Pontificia Universidad Católica de Chile.

Juan Boned (53), joined CCU as general controller in August 2021. He is also the current chairman of the board of directors of Fábrica de Envases Plásticos S.A. Previously, he worked in the beverage industry with SABMiller in the areas of finance, procurement, client services, tele-sales and transformation, working in emerging and mature markets in Latin America and Europe. Prior to joining CCU, from 2017 to 2019 he served as Global Head of Shared Services at Heineken and from 2019 through August 2021 he served as chief financial officer for the start-up of Heineken’s business in Peru. He holds a degree in Public Accounting from the University of Buenos Aires and an MBA from the International University of Cataluña.

Gabriela Ugalde (58), joined CCU as chief human resources officer in April 2018. Previously, she had been in charge of Organizational Development at Quiñenco since 2014. During her career she has worked for multinational and local companies, including Nestlé, CMR Falabella, Banco Itaú and Banco de Chile, where she has held management positions in the Human Resources Department. She received a degree in Psychology from the Pontificia Universidad Católica de Chile and a Master’s degree from the same university.

Felipe Benavides (48), has been our general counsel since March 2015. He is currently a member of the board of directors of Aguas CCU-Nestlé Chile S.A., Transportes CCU Limitada and Fábrica de Envases Plásticos S.A. in Chile; Andrimar S.A., Coralina S.A., Marzurel S.A. and Milotur S.A. in Uruguay; Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A. in Paraguay; Bebidas Bolivianas BBO S.A. in Bolivia; Zona Franca Central Cervecera S.A.S. in Colombia; and Americas Distilling Investments LLC in USA. He is also chairman of the board of directors of CCU Inversiones S.A. Previously, he was the general counsel at SMU S.A. from 2013 to March 2015. He was also a senior associate at Cariola, Diez, Pérez Cotapos and an international associate for Debevoise & Plimpton LLP (New York). He received his Law degree from the Pontificia Universidad Católica de Chile and an LLM from Duke University.

Barbara Wolff (48), has been our corporate and sustainability affairs officer since October 2022 and has been at the Company, specifically in VSPT Wine Group, since 2008. She is currently a member of the board of directors of the Beer Trade Union ACECHI and CRECCU S.A. She led Corporate Affairs, Sustainability, and Innovation at VSPT Wine Group before joining us. She has a degree in Business and Administration from Universidad Adolfo Ibañez.

Antonio Cruz (42), joined CCU as corporate development manager in June 2017. He is currently chairman of the board of directors of Comercial CCU S.A. and he is a member of the board of directors of Bebidas del Paraguay S.A., Distribuidora del Paraguay S.A. in Paraguay; Bebidas Bolivianas BBO S.A. in Bolivia; as well as Andrimar S.A., Coralina S.A., Marzurel S.A. and Milotur S.A. in Uruguay. He has been with CCU since June 2015, and before joining us, he worked at Quiñenco within its Business Development division. He holds a degree in Business Administration from the Pontificia Universidad Católica de Chile and an MBA from Columbia University in New York.

Matías Bebin (41), was appointed as general manager of Cervecera CCU Chile Limitada since August 2023. He is the chairman of the board of La Barra S.A. and Cervecería Austral S.A. He is also member of the board of CRECCU S.A., Comercial CCU S.A. and Bebidas Carozzi CCU SpA Previously, he was Sales Manager of CCU Chile, before that he has was the General Manager of Compañía Pisquera de Chile S.A. since January 2014 until 2018. Prior to this position he was the Planning & Finance Manager for Compañía Pisquera de Chile S.A. He has been with the Company since 2006, working in different subsidiaries, including Embotelladoras Chilenas Unidas S.A. He received a degree in Business Administration from the Pontificia Universidad Católica de Chile and an MBA from Berkeley University.

Eduardo Ffrench-Davis (42), was appointed in August 2023 as general manager of Embotelladoras Chilenas Unidas S.A., and Bebidas Ecusa SpA. He is the chairman of the board of directors of Aguas CCU-Nestlé Chile S.A., Manantial S.A., Transportes CCU Limitada and Bebidas Carozzi CCU SpA. He is also member of the board of directors of Bebidas CCU-Pepsico SpA and La Barra S.A. He has been with the Company since 2006, working in different subsidiaries, such as Heineken Sales Manager, Planning & Finance Manager for Compañía Pisquera de Chile S.A., Non-Alcoholic Marketing Manager and Water General Manager of Aguas CCU-Nestlé. He received a degree in Civil Engineering from the Pontificia Universidad Católica de Chile and a Master’s degree in Information Technology from the same university, an MBA from Babson College and a Negotiation & organizational conflict management Program at Harvard University.

Julio Freyre (59), has been the general manager of Compañía Cervecerías Unidas Argentina S.A. since August 2021, and of Compañía Industrial Cervecera S.A. He is also a board of directors’ member of the above companies and Aguas Danone de Argentina S.A. He is vice-chairman of the board of directors of Aguas de Origen S.A. Between 2007 and 2012 he also held the position of operations manager and between 2012 and 2014 he had regional responsibility over the administrative/financial operations of Argentina, Uruguay and Paraguay. Previously, he was the manager of administration, finance and development of Compañía Cervecerías Unidas Argentina S.A. from 2003 to 2007 Prior to joining the Company, he worked at Anheuser-Busch for ten years. He received a Bachelor's degree in Business Administration from the Catholic University of Uruguay and an MBA from Saint Joseph's University in Philadelphia.

Sebastián Landi (49), has been our international business manager since November 2019. He is the chairman of the board of directors of Andrimar S.A., Coralina S.A., Marzurel S.A., Milotur S.A. in Uruguay and in Paraguay of Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A. He is also vice-chairman of Bebidas Bolivianas BBO S.A. Previously, he worked at Clorox since 2004, where he held various positions in marketing and then as general manager of Peru and finally as general manager for Argentina, Paraguay & Uruguay. He is a chemical engineer and holds a Master’s degree in Strategic Marketing.

Domingo Jiménez (44), is the general manager of Compañía Pisquera de Chile S.A. He is also chairman of the board of directors of D&D SpA and a member of the board of directors of La Barra S.A. in Chile and Americas Distilling Investments LLC in USA. Previously, he was the finance director at Cervecera CCU Chile Limitada. He has been with the Company since 2004, working in different subsidiaries, as well as Heineken Americas and Heineken USA. He received a degree in Business Administration from the Pontificia Universidad Católica de Chile.

Pedro Herane (54), has been the general manager of Viña San Pedro Tarapacá S.A. since April 2013. He is currently the chairman of the board of directors of Finca La Celia S.A. and member of the board of directors of La Barra S.A. Prior to his current position, he was the commercial manager in charge of the domestic market at Viña San Pedro Tarapacá S.A. Prior to joining CCU, he held the position of senior group manager at Procter & Gamble, where he worked for ten years in multiple positions in Chile, Latin America and United States. He received a Bachelor’s degree in Business from University Adolfo Ibáñez in Chile and a Master’s degree in Marketing and Communications from the Paris School of Management (ESCP – EAP) in France.

Juan Martín Vannicola (44), has been the corporate industrial processes manager since April 2020. He is currently a member of the board of directors of Fábrica de Envases Plásticos S.A. Previously, he held various supply chain positions at Heineken since 2009. He worked in the Netherlands as Global Logistics consultant, in the USA as regional logistics manager of the Americas, and in Greece as supply chain director, in charge of breweries, malt companies, water plants and the distribution operations. He holds an Industrial Engineering degree from Instituto Tecnológico de Buenos Aires, Argentina. He also graduated from the Logistics Management Program in the Eindhoven University of Technology, the Netherlands.

Our senior managers are full time employees; therefore, they do not perform principal business activities outside the Company.

B.	Compensation

The Board of Directors’ gross compensation is determined by the shareholders at the annual shareholders’ meeting. As approved at the annual shareholders´ meeting held on April 12, 2023, the directors’ monthly remuneration, for their attendance to meetings, independent of the number of meetings held in each period, was fixed at UF 100 per director, and UF 200 for the chairman, plus an amount equivalent to 3% of the distributed dividends, for the board as a whole, at a rate of one-ninth for each director and in proportion to the time each one served as such during the year 2023. If the distributed dividends exceed 50% of the Net income attributable to equity holders of the parent company, the board of directors’ variable remuneration shall be calculated over a maximum of 50% of such net income. Those directors that are members of the directors’ committee (see “Item 6.C. Board Practices – Directors’ Committee”) receive a monthly gross remuneration of UF 50 for attendance to directors’ committee meetings, independent of the number of meetings held in such period, plus the amount that, as the percentage of the dividends, is required to complete one third of the total remuneration a director is entitled to, pursuant to Article 50 bis of the Chilean Corporations Act and Regulation N° 1,956 of the CMF. Directors that are members and observers of the audit committee receive a monthly gross remuneration for attendance to audit committee meetings, regardless of the number of meetings held in the period, of UF 50. UF stands for “Unidad de Fomento” which is an inflation linked accounting unit used in Chile. As of March 31, 2024, its value corresponded to CLP 37,093.52.

The described gross compensation for board members was also approved for 2024 at the shareholders’ meeting held on April 17, 2024.

In 2023, the total compensation paid by us and our subsidiaries to each of our directors for services rendered was as follows:

	Attendance	Dividend Participation(3)
Director	Meetings fee(3)	2022	(4)	2023	(5)	Total
		(in thousands of CLP)
Andrónico Luksic(1)	74,416	78,088		106,539		259,043
Carlos Molina	273,170	181,174		106,539		560,883
Francisco Pérez	292,308	181,174		106,539		580,021
Vittorio Corbo	86,279	143,737		106,539		336,555
Pablo Granifo	203,472	152,962		106,539		462,973
Rodrigo Hinzpeter	192,675	78,088		106,539		377,302
Rory Cullinan	172,561	78,088		106,539		357,188
Marc Gross	192,675	78,088		106,539		377,302
María Gabriela Cadenas	111,645	19,522		106,539		237,705
José Miguel Barros(2)	38,822	96,003		—		134,825
Total	1,638,023	1,086,924		958,851		3,683,798
(1) Resigned as chairman and director of Compañía Cervecerías Unidas S.A., effective December 29, 2023.
(2) Resigned as director of Compañía Cervecerías Unidas S.A., effective October 1, 2022.
(3) Includes the remuneration for members of the audit and directors’ committees.
(4) Charged to 2022’s distributable Net Income. Considering the final dividend paid in 2023.
(5) Charged to 2023’s distributable Net Income. Considering the interim dividend paid in 2023.

For the year ended December 31, 2023, the aggregate amount of compensation paid by us to all our directors was CLP 3,684 million. For the year ended December 31, 2023 the amount of compensation paid to our senior managers registered at the CMF was CLP 8,931 million (CLP 8,623 million in 2022) and CLP 2,187 million (CLP 560 million in 2022) was paid for severance indemnities to senior managers.

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

The shareholders´ meeting held on April 12, 2023 elected as directors, for a term of three years, Messrs. Andrónico Luksic, Francisco Pérez, Carlos Molina, Vittorio Corbo, Pablo Granifo, Rodrigo Hinzpeter, Marc Gross, Rory Cullinan and Ms. María Gabriela Cadenas.

At an extraordinary board meeting held on September 28, 2023, Mr. Andrónico Luksic resigned as chairman and director of CCU S.A., effective December 29, 2023. At the same meeting, the board of directors appointed Mr. Oscar Hasbún as a replacement director and therefore, pursuant to the provisions of Article 32 of the Chilean Corporations Act, the total renewal of the board of directors must be carried out at the next ordinary shareholders' meeting. Additionally, the board of directors agreed to appoint Mr. Francisco Pérez as the new chairman of the board of directors, who assumed this new position after the resignation of Mr. Andrónico Luksic. became effective.

Therefore, and in accordance with the provisions of Article 32 of the Chilean Corporations Act, the shareholders´ meeting held on April 17, 2024 proceeded to the full renewal of the board, being elected as directors, for a term of three years, Messrs. Francisco Pérez, Carlos Molina, Vittorio Corbo, Pablo Granifo, Rodrigo Hinzpeter, Marc Gross, Rory Cullinan, Oscar Hasbún and María Gabriela Cadenas. Additionally, at the extraordinary board meeting held on the same date, Mr. Francisco Pérez was elected chairman of the board and Mr. Carlos Molina vice-chairman.

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

According to the Chilean Securities Market Act and the Chilean Corporations Act, corporations whose market capitalization reaches or exceeds UF 1.5 million (as of March 31, 2024 approximately CLP 55,640 million) and at least 12.5% of its outstanding shares with voting rights are in the possession of shareholders that individually control or possess less than 10% of such shares, shall designate a “comité de directores” or “directors’ committee” and appoint at least one independent director. The directors’ committee shall be composed of three members and at least one member shall be independent. If the market capitalization or stock percentage falls below this threshold, the obligation to designate a directors’ committee no longer applies. However, corporations which do not meet these requirements may voluntarily assume the obligations concerning the directors’ committee, in which case they shall strictly follow the provisions of the Chilean Corporations Act.

Pursuant to the Chilean Corporations Act, as amended, including Law N° 21,314 published on April 13, 2021, the powers and duties of the directors’ committee are as follows:

•	to examine the independent accountants’ reports, the balance sheets, and other financial statements submitted by the corporation’s managers or liquidators to the shareholders, and issue an opinion about them prior to their submission for shareholder approval;
•	to propose to the board of directors the independent accountants and the risk rating agencies, which the board must then propose to the shareholders. Should the board of directors disagree with the proposal of the directors’ committee, the board shall be entitled to make its own proposal, submitting both to the shareholders for their consideration;
•	to examine the documentation concerning related-party transactions of the Company and its subsidiaries, and to produce a written report on such transactions. A copy of the report shall be delivered to the board, and shall be read at the board meeting in which the transaction is presented for approval or rejection;
•	to propose to the board of directors a general policy aimed at managing conflicts of interest, and requiring them to issue an opinion regarding the usual practice policy established pursuant to the second paragraph of Article 147 of Chapter XVI of the Chilean Corporations Act.
•	to examine the managers’, principal executive officers’ and employees´ remuneration policies and compensation plans;
•	to prepare an annual report of the performance of its duties, including the principal recommendations to shareholders;
•	to advise the board of directors as to the suitability of retaining the independent accounting firm to provide non-audit services, which are not prohibited by the Chilean Securities Market Act, if the nature of such services could impair the accountant’s independence from the company; and
•	all other matters contemplated in our bylaws or entrusted to the directors’ committee by a shareholders’ meeting or the board of directors.

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

Following the election of a new board of directors at the shareholders´ meeting held on April 12, 2023, Mr. Vittorio Corbo, elected as independent director in accordance with Article 50 bis of the Chilean Corporations Act, at the board meeting held the same date, appointed as members of the directors’ committee Messrs. Carlos Molina and Francisco Pérez.

At an extraordinary board meeting held on September 28, 2023, Mr. Andrónico Luksic resigned as chairman and director of CCU S.A., effective December 29, 2023. At the same meeting, the board of directors appointed Mr. Oscar Hasbún as a replacement director and therefore, pursuant to the provisions of Article 32 of the Chilean Corporations Act, the total renewal of the board of directors must be carried out at the next ordinary shareholders' meeting. Additionally, the board of directors agreed to appoint Mr. Francisco Pérez as the new chairman of the board of directors, who assumed this new position after the resignation of Mr. Andrónico Luksic became effective.

Due to the fact that, in accordance with the provisions of article 50 bis of the Chilean Corporations Act, the chairman of the board of directors may not be a member of the directors´ committee, unless he is an independent director, at the board meeting held on December 4, 2023, Mr. Pérez resigned as a member of the directors´ committee and, additionally, as an observer of the audit committee. At the same meeting, Mr. Corbo, in his capacity as the director who complies with the independence requirements of Article 50 bis referred to above, appointed Mr. Hinzpeter as a member of the directors committee, replacing Mr. Pérez. Therefore, in addition to Mr. Corbo, the directors´ committee was composed of directors Mr. Molina and Mr. Hinzpeter.

Additionally, following the election of a new board of directors at the shareholders´ meeting held on April 17, 2024, Mr. Vittorio Corbo, elected as independent director in accordance with Article 50 bis of the Chilean Corporations Act, at the board meeting held the same date, appointed as members of our directors’ committee Messrs. Carlos Molina and Rodrigo Hinzpeter. Therefore, the current members of the directors’ committee are Messrs. Vittorio Corbo, Carlos Molina and Rodrigo Hinzpeter.

The members of the directors’ committee receive a remuneration the amount of which is established annually by the shareholders, taking into consideration the duties that the directors’ committee members shall perform, which shall not be less than a third of the remuneration of a director.

The compensation of our directors’ committee members, as approved at the shareholders’ meeting held on April 17, 2024, consists of a monthly gross remuneration (effective as of May 2024) for attendance to directors’ committee meetings, independent of the number of meetings held in each period, of UF 50 (as of March 31, 2024, approximately CLP 1,855 thousand), plus the amount required to complete the remaining third of the remuneration of a director.

The same remuneration package was approved for 2022 and 2023 at the shareholders’ meetings held on April 13, 2022 and April 12, 2023, respectively.

The shareholders shall determine the budget of the directors’ committee and those of its advisors, which, pursuant to the Chilean Corporations Act, shall not be less than the aggregate amount of the annual remuneration of the committee members. The directors’ committee shall be allowed to request the recruitment of professionals to fulfill its duties within the limits imposed by the budget. The activities of the directors’ committee, the annual report of the performance of its duties and its expenses, including its advisors’ expenses, shall be included in the annual report and conveyed to the shareholders. The budget of the directors’ committee and its advisors, approved at the shareholders’ meetings held on April 13, 2022, April 12, 2023 and April 17, 2024 is equal to the aggregate amount of the annual remuneration of the committee members.

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

Due to the fact that, in accordance with the provisions of article 50 bis of the Chilean Corporations Act, the chairman of the board of directors may not be a member of the directors´ committee, unless he is an independent director, at the board meeting held on December 4, 2023, Mr. Pérez resigned as a member of the directors´ committee and, additionally, as an observer of the audit committee. At the same meeting, the board of directors resolved that Mr. Hinzpeter will participate in the audit committee meetings as an observer. Consequently, the audit committee was comprised of Mr. Corbo and Mr. Molina, participating Mr. Hinzpeter on an observer status.

Additionally, due to the election of a new board at the shareholders´ meeting held on April 17, 2024, at the meeting held the same date, the board of directors appointed Messrs. Vittorio Corbo and Carlos Molina to our audit committee, both of whom meet the independence criteria under the Exchange Act and under the NYSE Rules. The board of directors also resolved that director Rodrigo Hinzpeter shall participate in the audit committee’s meetings as observer.

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

As approved at the shareholders’ meeting held on April 17, 2024, members and observers of the audit committee are entitled to receive (with effect as of May 2024) a compensation consisting of a monthly gross remuneration for their attendance to audit committee meetings, independent of the number of meetings held in each period, of UF 50 (as of March 31, 2024, approximately CLP 1,855 thousand). The same compensation was approved at the shareholders’ meeting held on April 13, 2022 and April 12, 2023.

The total annual budget for operating cost and advisors of the audit committee, approved at each of the shareholders’ meetings referred to above, amounts to UF 2,000.

D.	Employees

The following table shows the breakdown of our employees with indefinite contract by operating segments as of December 31 for each of the years listed below:

	2021	2022	2023
Chile	5,000	5,053	4,881
International Business	2,585	2,502	2,546
Wine	1,352	1,395	1,405
Others(1)	409	404	422
Total	9,346	9,354	9,254
(1)	Includes corporate head office functions only.

The following table shows the breakdown of all our employees by type of contract as of December 31, 2023:

Type of contract	Women	Men	Total
Indefinite	1,714	7,540	9,254
Fixed Term	72	618	690
Work or task	72	228	300
Consolidated Total	1,858	8,386	10,244

All employees whose contracts are terminated for reasons other than misconduct are entitled by law to receive a severance payment. In the last three years, we made severance payments in the amounts of,
CLP 11,186 million, CLP 12,808 million and CLP 20,682 million, respectively.

In Chile, permanent employees are entitled to a basic severance payment, as required by law, of one month’s salary for each year, or six-month portion thereof, worked. This condition is subject to a limitation of a total payment of no more than 11 months’ pay for employees hired after August 14, 1981. Severance payments to employees hired before August 14, 1981 are not subject to this limitation. Our employees who are subject to collective bargaining agreements have a contractual benefit to receive a payment in case of resignation, consisting of a payment of one monthly base salary for each full year worked, not subject to a limitation on the total amount payable but subject to a limitation on the total number of employees who can claim the severance benefit during any one year. In 2023, we laid off 447 employees.

Chile Operating segment, Wine Operating segment and Other

In the Chile and Wine Operating segments and Other, as of December 31 of the last three years, we had a total of 6,761, 6,852 and 6,708 permanent employees, respectively. As of December 2023, 4,471 were represented by 45 labor unions. The average tenure of our permanent employees was approximately nine years.

Unionized employees represent approximately 66% of our total permanent workforce. Our management believes it generally has a good relationship with the labor unions representing our employees.

During 2023, 1,798 employees renewed their collective contracts, most of them for a period of two years.

We do not maintain any pension fund or retirement program for our employees. Workers in Chile are subject to a national pension fund law which establishes a system of independent pension plans, administered by Administradoras de Fondos de Pensiones (“AFPs”). We have no liability for the performance of the pension plans or any pension payments to be made to our employees.

In addition to our permanent work force, as of December 31, 2023, we had 680 temporary employees, who were hired for specific time periods to satisfy short-term needs.

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

In Argentina, unionized employees represent approximately 65% of our total permanent workforce, moreover in Uruguay and Bolivia this number represent 59% and 33% of our total permanent workforce, respectively.

In addition to our permanent work force, as of December 31, 2023, we had 310 temporary employees, who were hired for specific time periods to satisfy short-term needs.

E.	Share Ownership

Except as disclosed in “Item 7: Major Shareholders and Related Party Transactions – A. Major Shareholders”, as of March 31, 2024, our senior management and our board members in the aggregate directly owned less than one percent of our shares.

We do not maintain stock option or other programs involving our employees in the capital of the Company.

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

ITEM 7: Major Shareholders and Related Party Transactions

A.	Major Shareholders

Our only outstanding voting securities are our shares of our common stock. The following table sets forth information concerning the ownership of our common stock as of March 31, 2024:

	Number of shares owned	Ownership %
Inversiones y Rentas S.A. (“IRSA”)(1)	218,109,273	59.03%
Inversiones IRSA Limitada(1)	25,279,991	6.84%
Controlling Shareholders	243,389,264	65.87%
JPMorgan Chase Bank N.A. (ADRs)	66,600,485	18.02%
Banco de Chile por cuenta de State Street	7,596,528	2.06%
Banco Santander por cuenta de Inv. Extranjeros	6,573,385	1.78%
Banco de Chile por cuenta de CITI NA New York Client	1,833,510	0.50%
Banco de Chile por cuenta de Terceros No Residentes	1,295,038	0.35%
Banco de Chile por cuenta de CEP Luxembourg Client	1,140,734	0.31%
Banco de Chile por cuenta de CITI NA London Client	907,929	0.25%
Banco Santander-HSBC Hong Kong Clients SC	51,548	0.01%
Custodian banks	19,398,672	5.26%
AFPs as a group (Chilean pension funds)	12,386,332	0.89%
Our directors and senior management as a group(2)(3)	19,840	0.01%
TOTAL	341,794,593	90.05%
(1) Inversiones y Rentas S.A. owns 99.9999% of Inversiones IRSA Limitada’s equity.
(2) Does not include the 243,389,264 shares of our common stock owned, directly and indirectly, by Inversiones y Rentas S.A., which is 50% beneficially owned by Quiñenco, a holding company of the Luksic Group, as discussed below, which is controlled by the Luksic family. Andrónico Luksic, our former director, is a member of the Luksic family.
(3) As of March 31, 2024, our director Francisco Pérez has a 0.004% direct ownership interest in Compañía Cervecerías Unidas S.A. with 14,897 shares. Our director Vittorio Corbo indirectly owns 4,343 shares of Compañía Cervecerías Unidas S.A., equivalent to 0.001%, through the ownership of Vittorio Corbo y Asociados Limitada, of which it holds 80%. Mr. Juan Boned, senior manager of Compañía Cervecerías Unidas S.A., holds 300 ADRs representing 600 shares of the company, equivalent to a 0.0002% ownership interest.

To the best of our knowledge, our beneficial shareholders who, directly or indirectly, own more than 5% of the outstanding shares of our common stock are Inversiones y Rentas S.A. with 59.03% and Inversiones IRSA Limitada with 6.84%, as of March 31, 2024 and as of the date of this annual report.

CCU S.A. is controlled by IRSA, which owns, directly and indirectly, 65.87% of the shares of our common stock. IRSA is a Chilean corporation owned 50% by Quiñenco, which is a holding company of the Luksic Group, and 50% by Heineken Chile SpA, a Chilean corporation (sociedad por acciones) whose current controller is Heineken International B.V., a Dutch limited liability company, subsidiary of Heineken N.V. IRSA directly owns 218,109,273 shares of our common stock and, indirectly, through Inversiones IRSA Limitada, 25,279,991 additional shares of our common stock.

The shareholders of IRSA, Quiñenco and Heineken Chile SpA, signed a Shareholders' Agreement, which was then registered in the Depósito Central de Valores (“DCV”). The agreement restricts IRSA’s shareholders from independently acquiring shares of CCU S.A., with the exception of acquiring shares through IRSA. This Shareholders’ Agreement also restricts the shareholders of IRSA from freely selling CCU S.A.’s shares, as it imposes preferential rights, among other restrictions.

As of March 31, 2024, JPMorgan Chase Bank N.A. (“JPMorgan”), the depositary for our ADR facility, was the record owner of 66,600,485 shares of our common stock 18.02% of the outstanding common stock) deposited in our ADR facility.

As of March 31, 2024, we had 3,737 shareholders of record. All shareholders have equal voting rights. It is not practicable for us to determine the number of our ADSs or our common shares beneficially owned in the United States as the depositary for our ADSs only has knowledge of the record holders, including the Depositary Trust Company and its nominees. As a result, we are not able to ascertain the domicile of the final beneficial holders represented by the one ADS record holder in the United States. Likewise, we cannot readily determine the domicile of any of our foreign shareholders who hold our common stock, either directly or indirectly.

To our knowledge, none of our common stock is currently owned by governmental entities. Our common stock is listed and traded on the principal Chilean stock exchanges.

To the best of our knowledge, there are no arrangements that may result in the change of control in the Company.

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

Pursuant to Chapter XVI of the Chilean Corporations Act referenced above, a related-party transaction shall be any and all negotiation, agreement or operation between the open stock corporation and any one of the following:

•	one or more related persons pursuant to the Chilean Securities Market Act;

•	a director, manager, administrator, principal executive officer or liquidator of the company, personally or acting on behalf of a person other than the company, or their respective spouses or close relatives (e.g. parents, father/mother in law, sisters, brothers, sisters/brothers in law);

•	company or concern in which the persons referred to in the above clause are the owners, directly or indirectly through any other individual or corporation, of 10% or more of its capital; or of which any of the persons referred to in the above clause are a director, manager, administrator, principal executive officer thereof;

•	those contemplated by the bylaws of the company or upon sufficient grounds determined by the directors’ committee, as the case may be, which can include subsidiaries in which the company owns, directly or indirectly, at least 95% of the equity or capital stock; and

•	those in which the office of director, manager, administrator, principal executive officer or liquidator has been held by a director, manager, administrator, principal executive officer or liquidator of the company within the prior 18 months.

The following persons are considered under the Chilean Securities Market Act to be related persons:

•	any entities within the financial conglomerate to which the company belongs;

•	corporate entities that have, with respect to us, the character of parent company, affiliated companies or subsidiary. Parent companies are those that control directly or indirectly more than 50% of the subsidiary’s voting stock (or participation, in the case of business organizations other than stock companies), or that may otherwise elect or appoint, or cause the election or appointment, of the majority of the directors or officers. A limited partnership (sociedades en comandita) may likewise be a subsidiary of a corporation, whenever the latter has the power to direct or guide the administration of the general partner (gestor) thereof. For these purposes, affiliated companies are those where one of them, without actually controlling the other, owns directly or indirectly 10% or more of the latter’s voting stock (or equity, in the case of business organizations other than stock companies), or that may otherwise elect or appoint, or cause the election or appointment of, at least one board member or manager;

•	persons who are directors, managers, administrators, principal executive officers or liquidators of us, and their spouses or their close relatives (i.e. parents, father/mother in law, sisters, brothers, sisters/brothers in law); as well as any other entity controlled by, directly or indirectly, any one of the above; and

•	any person who, whether acting alone or in agreement with others, may appoint at least one member of our management or controls 10% or more of our voting capital.

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

Notwithstanding the above, the following related party transactions may be executed, pursuant to letters a), b) and c) of Article 147 of the Chilean Corporations Act, as amended by Law N° 21,314 published on April 13, 2021, without complying with the requirements and procedures stated above, with prior authorization by the board:

1.	Transactions that do not involve a “material amount”. For this purpose, any transaction that is both greater than UF 2,000 (as of March, 31, 2024, approximately CLP 74 million) and in excess of 1% of the corporation’s equity, or involving an amount in excess of UF 20,000 (as of March 31, 2024, approximately CLP 742 million) shall be deemed to involve a material amount. All transactions executed within a 12-month period that are similar or complementary to each other, with identical parties, including related parties, or objects, shall be deemed to be a single transaction.

2.	Transactions that pursuant to the company’s policy of usual practice as determined by its board of directors, are in the ordinary course of business of the company. Any agreement or resolution establishing or amending such policies shall require the prior opinion of the directors’ committee and shall be communicated to the CMF as a “Relevant Fact” when appropriate. The company’s policy of usual practice shall contain at a minimum that information required by the CMF by means of a general regulation, and shall be available at all times to the company’s shareholders at the corporate offices and, in the case of companies who have one, published on their corporate website. However, the aforementioned policy may not authorize the execution of acts or contracts comprising more than 10% of the company's assets.

3.	Transactions between legal entities in which the company possesses, directly or indirectly, at least 95% of the equity of the counterpart.

Notwithstanding the above, the CMF may require the company to disclose to its shareholders and to the general public the details of any related party transactions that have been carried out, by means of a general regulation.

The usual practice policy adopted by the board of directors in the meeting held on January 13, 2010, as amended on July 6, 2011, July 5, 2016, and December 5, 2018 remains available to shareholders at the Company’s offices in Avenida Vitacura N° 2670, 23rd Floor, Santiago, Chile, and on the web site www.ccuinvestor.com. The foregoing website is provided for informational purposes only, and the information thereon is not incorporated into this annual report.

On January 8, 2024, the CMF issued General Rule N° 501, effective and enforceable as of September 1, 2024, which establishes the minimum requirements related party transactions must meet in order to be carried out under the usual practice policy, and regulates the public disclosure of related party transactions (whether or not they have been executed under the usual practice policy).The Company is currently in the process of adapting its current usual practice policy to the requirements of the new general rule.

In the ordinary course of business, we engage in a variety of transactions with some of our affiliates and related parties. Financial information concerning these transactions is set forth in “Note 11” to our consolidated financial statements.

Our corporate support units and strategic service units provide shared services to all the organization through service level-agreements. Shared services are provided in a centralized manner to capture the synergies between the different units. Service-level agreements are annual contracts specifying the services to be provided as well as the variables used to measure the levels of service and their prices. Service levels are evaluated directly by users twice a year.

Additionally, our subsidiaries Transportes CCU and Comercial CCU provide logistic, warehousing and sales services on a consolidated basis to all of our strategic business units. These services are regulated by annual contracts specifying the services to be provided as well as the variables used to measure the levels of service and their prices. Service levels are evaluated directly by users twice a year.

We engage in a variety of transactions with affiliates of the Luksic Group and Heineken, the beneficial owners of IRSA, as well as with other shareholders of ours. Currently, Quiñenco and Heineken Chile SpA, a Chilean corporation (sociedad por acciones) whose current controller is Heineken International B.V., a Dutch limited liability company, subsidiary of Heineken N.V., are the only shareholders of IRSA, each with a 50% equity interest See “Item 4: Information on the Company – C. Organizational Structure”.

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

On October 12, 2011, we and Heineken Brouwerijen B.V. signed the Amended and Restated versions of the Trademark License Agreements which provide us with the exclusive rights to produce, sell and distribute Heineken beer in Chile and Argentina, in force as of January 1, 2011. These agreements had an initial term of ten years, and automatically renewed on January 1 of each year for a new period of ten years, unless any party gives notice of its decision not to renew, in which case the agreements will be in force until the last renewal period expires.

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

On July 15, 2015, CICSA, BBO and Heineken Brouwerijen B.V. signed the Ancillary Trademark License Agreement, which provide us with the exclusive rights to produce, sell and distribute Heineken beer in Bolivia, in force as of January 1, 2015. This agreement has an initial term of ten years and will automatically be renewed for subsequent five-year periods unless any party gives notice of its decision not to renew, in which case the agreement will be in force until the last renewal period expires.

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

On November 13, 2018, we and Heineken Brouwerijen B.V. signed an Amendment Agreement to the Amended and Restated Trademark License Agreement with Cervecera CCU Chile Limitada dated October 12, 2011, in order to include, as of January 1, 2018, the trade mark Heineken 0.0 to the Trade Marks we have the exclusive rights to produce, sell and distribute in Chile.

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

As of January 2023, Bebidas del Paraguay S.A. is Heineken Brouwerijen B.V. distributor of Schin beer in Paraguay.

On August 21, 2023, BBO and Amstel Brouwerijen B.V. signed the Brand License Agreement which provides BBO the exclusive rights to produce, sell and distribute Amstel beer in Bolivia, with retroactive effect as of August 1, 2023. This agreement has an initial term of ten years and will be automatically renewed for ten-year periods, unless any party gives notice of its decision not to renew, in which case the agreement will be in force until the last renewal period expires.

On September 6, 2023, Cervecera CCU Chile Ltda. and Heineken Brouwerijen B.V. entered into a supply agreement which provides Cervecera CCU Chile Ltda. the non-exclusive right to sell and supply Heineken, Heineken 0.0 and Heineken Silver in the Paraguayan market to Bebidas del Paraguay S.A., for a period of four years beginning on September 1, 2023.

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

Since the establishment of our directors’ committee in 2001, as required by the Chilean Corporations Act, it has reviewed all related-party contracts, before being sent to our board of directors for approval, which was standard practice prior to the creation of the directors’ committee. The above does not include related-party transactions that fall within the exemptions contemplated in letters a), b) and c) of Article 147 of the Chilean Corporations Act, which includes those executed according to the usual practice policy adopted by the board of directors on January 13, 2010 as amended on July 6, 2011, July 5, 2016 and December 5, 2018. Our principal related-party contracts include rental of properties, the rendering of services and product sales, among others.

Our principal transactions[10] with related parties for the twelve-month period ended December 31, 2023, are detailed below:

Company	Relationship	Transaction	Amount (in millions of CLP)
Aguas de Origen S.A.	Subsidiary of joint venture	Capital contribution/Purchase of products/Services provided/Consignation sales/Loan payment/Loan	66,594
Amstel Brouwerijen B.V.	Related to the controller's shareholder	Royalty	480
Andrónico Luksic Craig	Chairman of CCU	Sales of products	5
Banchile Corredores de Bolsa S.A.	Related to the controller's shareholder	Investments/Investment Rescue	192,340
Banco de Chile	Related to the controller's shareholder	Interests/Services received/Sales of products/Derivatives/Investments/Investment Rescue	132,550
Cadena Farmacenter S.A.	Related until March 16, 2023	Sales of products	15
Canal 13 SpA.	Related to the controller's shareholder	Services received	1,223
Central Cervecera de Colombia S.A.S.	Joint venture	Capital contribution	4,177
Cervecera Valdivia S.A.	Shareholder of subsidiary	Dividends paid	2,024
Cervecería Austral S.A.	Joint venture	Dividends received/Sales of products/Purchase of products/Services provided/Royalty	31,618
Cervecería Kunstmann Ltda.	Related to non-controlling subsidiary	Sales of products/Services received	885
Chajha S.A.	Related until March 16, 2023	Sales of products	1
Comercial Patagona Ltda.	Subsidiary of joint venture	Sales of products/Services received	7,485
Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Shareholder of subsidiary	Sales of products/Purchase of products/Dividends paid/Loan recovery	10,235
Ecor Ltda.	Related to the subsidiary's shareholder	Services received	39
Emprendimientos Hoteleros S.A.E.C.A.	Related until March 16, 2023	Sales of products	1
Empresa Nacional de Energía Enex S.A.	Related to the controller's shareholder	Purchase of products/Services received	820
Empresas Carozzi S.A.	Shareholder of joint operation	Sales of products/Purchase of products	7,694
ENEX Paraguay S.R.L.	Related to the subsidiary's shareholder	Sales of products	54
Ganadera Las Pampas S.A.	Related until March 16, 2023	Sales of products	1
Hapag-Lloyd Chile SpA.	Related to the controller's shareholder	Services received	139
Heineken Brouwerijen B.V.	Related to the controller's shareholder	Services received/Purchase of products/Royalty	32,224
Horacio Cartes	Related until March 16, 2023	Dividends paid	2,513
Inversiones BEBINV S.A.	Related to the subsidiary's shareholder	Capital contribution	2,632
Inversiones Enex S.A.	Related to the controller's shareholder	Sales of products	2,235
Inversiones Irsa Ltda.	Related to the controller	Dividends paid	2,814
Inversiones PFI Chile Ltda.	Shareholder of joint operation	Services received/Purchase of products/Services provided	28,112
Inversiones Punta Brava S.A.	Related to the controller's shareholder	Services received/Sales of products	155
Inversiones y Rentas S.A.	Controller	Dividends paid/Services provided	24,287
MBB SpA.	Shareholder of subsidiary	Purchase of shares	1,000
Nestlé Chile S.A.	Shareholder of subsidiary	Dividends paid	6,877
Palermo S.A.	Related until March 16, 2023	Sales of products	5
Panda SpA.	Shareholder of subsidiary	Purchase of shares	1,000
Quiñenco S.A.	Controller's shareholder	Sales of products	45
RDF Media SpA.	Related to the controller's shareholder	Services received	79
SAAM Extraportuario S.A.	Related to the controller's shareholder	Services received	130
SAAM Logistics S.A.	Related to the controller's shareholder	Services received	451
Sarah Cartes	Related until March 16, 2023	Purchase of shares	3,205
Societé des Produits Nestlé S.A.	Related to the subsidiary's shareholder	Royalty	746
Tabacalera del Este S.A.	Related until March 16, 2023	Sales of products	5
Transbank S.A.	Related to the controller's shareholder	Services received	228
Yanghe Chile SpA.	Shareholder of subsidiary	Dividends paid	1,872

[10] See “Note 11” to our Consolidated Financial Statements included herein for detailed information.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8: Financial Information

A.	Consolidated Statements and Other Financial Information

See “Item 18: Financial Statements” and “Item 19: Exhibits” for the Company's Financial Statements and notes, audited by PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada.

Wine Exports

We, through our subsidiary VSPT, exported wine to more than 80 countries in 2023. VSPT is the second-largest wine exporter in Chile. See “Item 4: Information on the Company – B. Business Overview – Competition – Wine Operating segment”.

The following table presents our total wine exports by volume and sales, as of December of the last three years as percentage of consolidated volume and sales for the last three years:

	2021	2022	2023
Exports (thousands of liters) (1)	65,158	66,273	55,428
% of total consolidated sales volume	1.88%	1.93%	1.64%
Exports (CLP million) (1)	128,821	150,163	116,184
% of total consolidated sales	5.18%	5.54%	4.53%

Legal Proceedings

See “Note 35 - Contingencies and Commitments” of our Financial Statements as of December 31, 2023 included herein.

Additionally, on April 10, 2023, we received notice of a complaint filed by Cervecería Chile S.A., a subsidiary of ABI, before the Chilean Competition Tribunal (TDLC), where the complainant alleged that Compañía Cervecerías Unidas S.A. has incurred in possible abuse of dominant position in the beer distribution market. Given that we are currently in very early stages of these proceedings, at the time of filing this annual report it is not possible for Compañía Cervecerías Unidas S.A. to determine the possible effect that this complaint may have on said company’s financial position or profitability.

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

Our board of directors announced at our annual ordinary shareholders’ meeting held on April 12, 2023, its dividend policy for future periods, authorizing the distribution of cash dividends in an amount at least equal to 50% of our Net income of the year attributable to equity holders of the parent company under IFRS for the previous year. Our dividend policy is subject to change in the future due to changes in Chilean law, capital requirements, economic results and/or other factors. Same dividend policy was announced at the annual ordinary shareholders’ meeting held on April 17, 2024.

During our annual ordinary shareholders’ meeting held on April 14, 2021, a dividend of CLP 139,16548 per share of common stock (CLP 278.33096 per ADS using the ratio as of December 20, 2012 of 1 ADS to 2 common shares) was approved, in addition to the interim dividend of CLP 56 per share of common stock (CLP 112 per ADS) distributed on December 30, 2020. Together, these dividend payments amounted to CLP 72.114 million, representing 75% of the Net income of the year attributable to equity holders of the parent company for 2020.

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

The board of directors, at its meeting held on November 8, 2023, approved the distribution, with a charge to 2023’s Net income attributable to equity holders of the parent company, of an interim dividend of CLP 86.49907 per share of common stock (CLP 172.99814 per ADS), totaling CLP 31,961,654,790, which was paid as of November 29, 2023. Additionally, the board of directors, in its meeting held on March 6, 2024, resolved to propose to the next ordinary shareholders´ meeting, the distribution, with charge to 2023’s Net income attributable to equity holders of the parent company, of a final dividend of CLP 85.06042 per share of common stock (CLP 170.12084 per ADS). The proposal, representing a total payment of CLP 31,430,069,484, was approved at our annual ordinary shareholders’ meeting held on April 17, 2024 and the final dividend will be paid as of April 30, 2024 to shareholders of record at midnight on April 24, 2024. Collectively, these dividend payments amount to CLP 63,392 million, representing 60,00% of the Net income of the year attributable to equity holders of the parent company for 2023.

The following table sets forth the amounts of interim and final dividends and the aggregate amounts of such dividends per share of common stock and per ADS in respect of each of the years indicated:

Year ended	CLP Per share (1)					USD Per ADS (2)
December 31	Interim	Final (3)		Total		Interim	Final (3)		Total
2017	70	108.89		178.89		0.23	0.36		0.59
2018	140	358.33		498.33		0.41	1.07		1.49
2019	75	179.95		254.95		0.20	0.42		0.62
2020	56	139.17		195.17		0.16	0.40		0.56
2021	200	200.00	(4)	400.00	(4)	0.50	0.47	(4)	0.97	(4)
2022	135.1	24.80		159.90		0.31	0.06		0.37
2023	86.50	85.06		171.56		0.20	0.18		0.38
(1) Interim and final dividend amounts are expressed in historical pesos
(2) USD per ADS dividend information provided solely for reference purposes only, as we pay all dividends in CLP. The amounts shown above have been adjusted to reflect this change. The Chilean peso amounts as shown here have been converted into USD at the respective observed exchange rate in effect at each payment date or, in respect of the final dividend payable for the year ended December 31, 2023, at the observed exchange rate in effect as of April 24th, 2024. Note: The Federal Reserve Bank of New York does not report a noon buying rate for CLP.
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

	Santiago Stock Exchange		NYSE
	(per share of common stock)		(per ADS)
	High	Low	High	Low
	(CLP)	(CLP)	(CLP)	(CLP)
Years
2017	9,300	6,820	29.72	20.31
2018	9,587	7,848	30.35	24.30
2019	9,990	6,850	29.48	17.80
2020	7,868	4,125	20.22	10.72
2021	8,699	5,161	21.82	14.72
2022	7,100	4,476	17.78	9.31
2023
2021
1st quarter	6,800	5,161	18.89	14.72
2nd quarter	7,450	6,200	20.24	17.34
3rd quarter	8,699	6,819	21.82	17.03
4th quarter	8.090	6,500	19.49	15.03
2022
1st quarter	7,100	5,490	17.78	13.52
2nd quarter	5,999	5,400	15.38	12.36
3rd quarter	6,173	4,476	12.75	9.31
4th quarter	5,950	4,701	13.51	10.17
2023
1st quarter	6,653	5,300	16.60	12.59
2nd quarter	6,930	5,950	17.48	14.62
3rd quarter	7,390	5,605	17.74	12.35
4th quarter	5,872	5,009	13.61	10.82

Last six months
October 2023	5,633	5,065	12.65	10.82
November 2023	5,499	5,100	12.38	11.16
December 2023	5,831	5,580	13.61	12.51
January 2024	5,718	5,440	13.05	11.74
February 2024	5,899	5,601	12.38	11.38
March 2024	5,850	5,540	12.13	11.15

During the last three years, no significant trading suspensions of the Company’s stock have occurred.

B.	Plan of distribution

Not applicable.

C.	Markets

Our common stock is currently traded on the Santiago Stock Exchange and in the Chile Electronic Stock Exchange, under the symbol “CCU”. The Santiago Stock Exchange accounted for approximately 95.4%, 83.8% and 87.8% of the trading volume of our common stock in Chile in 2021, 2022 and 2023, respectively. The remaining 4.6%, 16.2% and 12.2% respectively, was traded mainly on the Chile Electronic Stock Exchange. Shares of our common stock were traded in the United States on the NASDAQ Stock Market between September 24, 1992 and March 25, 1999 and on the NYSE since March 26, 1999, in the form of ADSs, under the symbol “CCU”, with such ADSs being evidenced by ADRs, which until December 20, 2012, had each represented five shares of our common stock. Starting on December 20, 2012, the ratio was changed so that each ADS represented two shares of our common stock. The ADSs are issued under the terms of a deposit agreement dated September 1, 1992, as amended and restated on July 31, 2013, among us, JPMorgan, as depositary, and the holders from time to time of the ADSs.

The trading volume of our ADSs in the NYSE in the last three years is as follows:

Year	Quarter	Traded Volume (thousands of ADS)

2021	1st quarter	20,375
	2nd quarter	14,654
	3rd quarter	10,032
	4th quarter	10,670
	Total	55,731

2022	1st quarter	9,136
	2nd quarter	10,602
	3rd quarter	21,903
	4th quarter	13,357
	Total	54,998

2023	1st quarter	10,074
	2nd quarter	6,035
	3rd quarter	8,800
	4th quarter	16,837
	Total	41,746

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10: Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

There is no redemption or sinking fund provisions applicable to us, nor are there any liabilities to our shareholders relating to future capital calls by us.

Under Chilean law, certain provisions affect any existing or prospective holder of securities as a result of the shareholder owning a substantial number of shares. The Chilean Securities Market Act, establishes that (a) any person who, directly or indirectly, owns 10% or more of the subscribed capital of an open stock corporation (the “majority shareholders”) or that, as a consequence of an acquisition of shares, attains such percentage, and (b) all directors, liquidators, principal executive officers, administrators and managers of such corporations, regardless of the number of shares they possess, either directly or indirectly, must report any purchase or sale of shares to the CMF and to each of the stock exchanges in Chile where such corporation has securities listed, the day immediately following the execution of the transaction, through the technological means authorized by the CMF. This obligation shall also apply to the acquisition or sale of contracts or securities, the price or result of which is dependent upon or is conditioned on, in whole or in a relevant part, the fluctuation or evolution of the price of such shares. In addition, majority shareholders must inform the CMF and the stock exchanges with respect to whether the purchase is aimed at acquiring control of the corporation or just as a financial investment.

The Chilean Securities Market Act also provides that when one or more persons intend to take over a corporation subject to oversight by the CMF, they must give prior public notice. This notice must include the price to be offered per share and the conditions of the proposed transaction, including the expected manner of acquiring the shares.

Finally, Chapter XXV of the Chilean Securities Market Act was enacted on December 20, 2000, to ensure that controlling shareholders share with minority shareholders the benefits of a change of control, by requiring that certain share acquisitions be made pursuant to a tender offer.

Article 199 bis of the Chilean Securities Market Act extends the obligation to make a tender offer for the remaining outstanding shares to any person, or group of persons with a joint performance agreement, that, as a consequence of the acquisition of shares, becomes the owner of two-thirds or more of the issued shares with voting rights of a corporation. Such tender offer must be affected within 30 days from the date of such acquisition.

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

Chilean Tax Considerations

The following discussion is based on certain Chilean income tax laws presently in effect, including Rulings N° 324 of January 29, 1990, and N° 3,708 of October 1, 1999 of the Chilean Internal Revenue Service and other applicable regulations and rulings currently in force. The discussion summarizes the principal Chilean income tax consequences of an investment in the ADSs or shares of common stock by an individual who is not domiciled in or a resident of Chile or a legal entity that is not organized under the laws of Chile and does not have a permanent establishment located in Chile which we refer to as a “foreign holder”. For purposes of Chilean law, an individual holder is a resident of Chile if he or she has resided in Chile for more than one hundred and eighty-three days in a twelve-month period. An individual holder is domiciled in Chile if he or she resides in Chile with the purpose of staying in Chile (such purpose to be evidenced by circumstances such as the acceptance of employment within Chile or the relocation of his or her family to Chile or by filing a sworn statement asking to be considered as domiciled in Chile). This discussion is not intended as tax advice to any particular investor, which can be rendered only in light of that investor’s particular tax situation. Neither is it intended to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase, own or dispose of shares or ADSs and does address all of the tax consequences that may be relevant to specific holders in light of their particular circumstances. Holders of shares and ADSs are advised to consult their own tax advisors concerning the Chilean or other tax consequences relating to the ownership of shares or ADSs.

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

From January 1st, 2024 the tax treaty signed by Chile and the United States has entered into force.

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

Capital Gains. Gain realized on the sale, exchange or other disposition by a foreign holder of ADSs (or ADRs evidencing ADSs) will not be subject to Chilean taxation, provided that such disposition occurs outside Chile or that it is performed under the rules of Title XXIV of the Chilean Securities Market Act. The deposit and withdrawal of shares of common stock in exchange for ADRs will not be subject to any Chilean taxes, according to Rulings N° 1,705 of May 15, 2006 and N° 2,144 of October 3, 2013.

Gains obtained from the sale or exchange of shares of common stock (as distinguished from sales or exchanges of ADSs representing such shares of common stock) by a foreign holder will be generally subject to both the first category tax and the Chilean Withholding Tax at an overall rate of 35%. Reduced rates may apply for shares traded in a Chilean stock exchange and shares sold by residents of countries that have a Double Tax Treaty in force with Chile, on a case-by-case basis.

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

As per the amendments introduced by Law N° 21,420 of 2022 to the income tax law, from September 2, 2022, the general exemption for the capital gain derived from the sale of shares of Chilean public corporations has been abolished, and instead, a 10% capital gains tax applies on that income.

Besides from the general treatment, exemptions are maintained for institutional investors, under N°9 of Article 107 of the income tax law and Article 9 transitory of Law N° 20,712.

Pursuant to Article 107, N° 9 of the Chilean income tax law, the sale of shares of Chilean public corporations which are actively traded on a Chilean stock exchange by a foreign institutional investor is not levied with any Chilean tax on capital gains if the sale or disposition is made:

a.	on a local stock exchange authorized by the CMF or in a tender offer process according to Title XXV of the Chilean Securities Market Act, so long as the shares (a) were purchased on a public stock exchange or in a tender offer process pursuant to Title XXV of the Chilean Securities Market Act, (b) are newly issued shares issued in a capital increase of the corporation, or (c) were the result of the exchange of convertible bonds (in which case the option price is considered to be the price of the shares). In this case, gains exempted from Chilean taxes shall be calculated using the criteria set forth in the Chilean income tax law; or
b.	within 90 days after the shares would have ceased to be significantly traded on the stock exchange. In such case, the gains exempted from Chilean taxes on capital gains will be up to the average price per share of the last 90 days. Any gains above the average price obtained by a foreign investor will be subject to Withholding Tax at a rate of 35%.

For these purposes, an institutional investor is defined by Article 4 bis of the Chilean Securities Market Act (N°18,045) and it includes banks, financial institutions, insurance companies and fund managers authorized by law. Other entities are authorized by the Chilean Financial Market Commission.

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

According to the abrogated Article 106, the disposition must be done through a Chilean stock exchange authorized by the CMF, in a tender offer carried out according to Tittle XXV of the Chilean Securities Market Act, of through redemption of quotas.

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

A.	Qualitative Information About Market Risk

Interest Rate Risk

As of December 31, 2023, and as of December 31, 2022, the Company had no variable interest debt.

To manage interest rate risk, the Company has a policy which seeks to reduce the volatility of its finance cost, and maintain a suitable percentage of its debt in fixed rate instruments. The financial position is mainly set by the use of short-term and long-term, as well as derivative instruments such as cross currency interest rate swaps and cross interest rate swaps.

As of December 31, 2023, and as of December 31, 2022, after considering the effect of interest rates and currency swaps, a 100% of the Company’s debt is at fixed interest rates.

The terms and conditions of the Company’s obligations as of December 31, 2023, including exchange rates, interest rates, maturities and effective interest rates are detailed in “Note 21” to our audited consolidated financial statements included elsewhere in this annual report.

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

The purchase commitments made expose the Company to raw materials price fluctuation risk. CCU Argentina acquires malt from local producers. These raw materials represent approximately 8% (6% in 2022 and 8% in 2021) of the direct cost of the Chile Operating segment.

As of December 31, 2023, in the Chile Operation segment, the cost of cans represented approximately 21% of direct costs (24% in 2022 and 20% in 2021). In the International Business Operating segment, the cost of cans represented approximately 32% of direct raw materials costs as of December 31, 2023 (37% in 2022 and 38% in 2021).

Concentrates, sugar and plastic resin. The main raw materials used in the production of non-alcoholic beverages are concentrated, which are mainly acquired from licenses, sugar and plastic resin for the manufacturing of plastic bottles and containers. The Company is exposed to price fluctuation risks involving these raw materials, which jointly represent approximately 28% (26% in 2022 and 30% in 2021) of the direct cost of the Chile Operating segment. The Company does not engage in hedging raw materials purchases.

Grapes and wine. The main raw materials used by subsidiary VSPT for wine production are grapes harvested from its own vineyards and grapes and wine acquired from third parties through long-term and spot contracts. In the last 12 months, approximately 34% (27% in 2022) of VSPT’s total wine supply came from its own vineyards. Regarding our export market, and considering our focus on this market, approximately 57% (45% in 2022) of our wine supply for export came from our own vineyards.

The remaining 66% (73% in 2022) supply was purchased from third parties through long-term and spot contracts. In the last 12 months, the subsidiary VSPT acquired 48% (58% in 2022 and 60% in 2021) of the necessary grapes and wine from third parties through spot contracts. Additionally, the long-term transactions were 17% (15% in 2022 and 15% in 2021) of the total supply.

We should consider that as of December 31, 2023, wine represents 56% (59% in 2022 and 60% in 2021) of the total direct cost of the Wine Operating segment, and supplies purchased from third parties represented 27% (34% in 2022 and 36% in 2021).

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

As of December 31, 2023, we maintained in Chile foreign currency liabilities amounting to CLP 673,839 million (CLP 624,587 million as of December 31, 2022), mostly denominated in USD. Foreign currency obligations (CLP 544,341 million as of December 31, 2023 and CLP 516,448 million as of December 31, 2022) represent 42% (39% as of December 31, 2022) of total other financial liabilities. The remaining 58% (61% as of December 31, 2022) is mainly denominated in inflation-indexed CLP and CLP. In addition, the Company maintains foreign currency assets for CLP 564,889 million (CLP 590,729 million as of December 31, 2022 that mainly correspond to cash and cash equivalents and export accounts receivable.

Regarding the foreign subsidiaries’ operations, the net liability exposure in USD and other currencies amounted to CLP 42,453 million as of December 31, 2023 (CLP 18,056 million as of December 31, 2022).

To protect the value of the foreign currency assets and liabilities net position of our Chilean operations, we enter into derivative agreements (currency forwards) to hedge against any variation in the Chilean peso as compared to other currencies.

As of December 31, 2023, net exposure in foreign currencies of our Chilean operations, after the use of derivative instruments, is liabilities in the amount of CLP 7,511 million (CLP 275 million as of December 31, 2022).

In 2023, of our total sales, 5% (6% in 2022 and 5% in 2021) corresponded to export sales made in foreign currencies, mainly USD, euros and pounds sterling, and of the direct costs, 62% (63% in 2022 and 63% in 2021) correspond to raw material and product purchases in foreign currencies, or indexed to such currencies. We do not actively hedge the variations in the expected cash flows from such transactions.

On the other hand, we are exposed to exchange rate movements related to the conversion from USD, Argentine pesos, Uruguayan pesos, Paraguayan Guaraní, Bolivian pesos, the British pound, the Peruvian Sol and Colombian pesos to CLP in the income, assets and liabilities of our subsidiaries in Argentina, the United States, Uruguay, Paraguay, Bolivia and the United Kingdom, the associates in Argentina and Peru and joint venture in Colombia. We do not actively hedge the risks related to this conversion at our subsidiaries, the effects of which are recorded in Equity.

As of December 31, 2023, the net investment in foreign subsidiaries, joint ventures and associates amounted to CLP 287,347 million, CLP 135,198 million and CLP 1,744 million, respectively (CLP 417,864 million, CLP 127,904 million and CLP 2,148 million as of December 31, 2022).

B.	Quantitative Information About Market Risk

Interest Rate Sensitivity

As of December 31, 2023, our interest-bearing debt amounted to CLP 1,329,262 million (for more information see “Note 22 – Right of use assets and lease liabilities – Non current lease liabilities – Reconciliation of liabilities arising from financing activities” of our Consolidated Financial Statements as of December 2023 included herein), 100% of which was fixed debt.

The following table summarizes debt obligations with interest rates by maturity date, the related weighted-average interest rates and fair values:

		Interest - Bearing Debts as of December 31, 2023
		(millions of CLP, except percentages)

		2024	2025	2026	2027	2028	Thereafter	Total	Fair Value
Interest bearing liabilities
Fixed rate
CLP (UF) (1)	Bonds and Banks	47,179	100,097	44,308	27,420	13,541	543,804	776,349	568,617
	Average interest rate	1.9%	1.4%	1.8%	2.0%	2.9%	2.8%
CLP		14,127	19,858	13,654	63,038	99,523	—	210,200	167,736
	Average interest rate	7.1%	6.9%	7.8%	8.3%	7.2%
USD		34,866	17,897	17,897	17,672	17,672	588,424	694,426	463,027
	Average interest rate	4.6%	3.4%	3.4%	3.4%	3.4%	3.4%
EUR		43	6	6	—	—	—	55	55
	Average interest rate	1.8%	1.8%	1.8%
ARS		924	473	473	260	260	261	2,652	2,652
	Average interest rate	23.1%	16.3%	16.3%	16.3%	16.3%	16.3%
BOB		3,325	2,839	2,839	2,869	2,869	6,699	21,440	18,275
	Average interest rate	5.4%	5.1%	5.1%	5.1%	5.1%	5.0%
UYU		130	49	49	—	—	—	228	228
	Average interest rate	0.0%	0.0%	0.0%
Variable rate
USD		—	—	—	—	—	—	—	—
	Average interest rate
Non-interest bearing liabilities
Derivate Contract
Cross Interest Rate Swap:
Receive		—	—	—	—	—	—	—	—
Pay		14,798						14,798	9,333
Forwards		469						469	469

(1) UF as of December 31, 2023

Commodity Price Sensitivity

The major commodity price sensitivity faced by us relate to fluctuations in malt prices.

The following table summarizes information about our malt, sugar and bulk wine inventories and futures contracts that are sensitive to changes in commodity prices, mainly malt prices. For inventories, the table presents the carrying amount and fair value of the inventories and contracts as of December 31, 2023. For these contracts the table presents the notional amount in tons, the weighted average contract price, and the total dollar contract amount by expected maturity date.

Commodity Price Sensitivity as of December 31, 2023
	Carrying Amount							Fair Value
On Balance Sheet Position
Malt inventory (millions of CLP)	29,428							29,428
Bulk wine inventory - raw material (millions of CLP)	15,702							15,702

	2024	2025	2026	2027	2028	Thereafter	Total	Fair Value
Purchase Contracts
Malt:
Fixed Purchase Volume (tons)	190,250	101,500	75,000	85,000	85,000	—
Weighted Average Price (USD per ton)(1)	656	656	656	656	656	656
Contract Amount (thousands of USD)	124,709	66,533	49,163	55,718	55,718	—	351,840	351,840
Sugar:
Fixed Purchase Volume (tons)	58,000	—	—	—	—	—
Weighted Average Price (USD per ton)(1)	940	—	—	—	—	—
Contract Amount (thousands of USD)	54,520	—	—	—	—	—	54,520	34,580
Grapes:
Fixed Purchase Volume (tons)	28,564	11,854	1,760	450	—	—
Weighted Average Price (CLP per kg.)(1)	286	331	367	180	—	—
Contract Amount (millions of CLP)	8,172	3,926	646	81	—	—	12,826	12,064
Wine:
Fixed Purchase Volume (Mlts)	6,029	5,200	—	—	—	—
Weighted Average Price (CLP per liter)(1)	436	250	—	—	—	—
Contract Amount (millions of CLP)	2,631	1,299	—	—	—	—	3,930	3,638
(1) Weighted average price estimation is calculated based on expected market prices. Prices to be paid by us are adjusted based on current market conditions.

As of December 31, 2023 we had malt purchase contracts for USD 73.0 million in Chile, compared with
USD 63.0 million as of December 31, 2022.

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

The following table summarizes our debt obligations, cash and cash equivalents, accounts receivable, accounts payable and derivative contracts in foreign currencies as of December 31, 2023 in millions of CLP, according to their maturity date, weighted-average interest rates and fair values:

Exchange Rate Sensitivity as of December 31, 2023
(millions of CLP, except percentages and exchange rate)
	2024	2025	2026	2027	2028	Thereafter	Total	Fair Value
Debt Obligations
Variable rate (USD)
Short and medium term	-	-	-	-	-	-	-	-
Average int. rate: Libor +
Fixed rate (USD)
Short and medium term	34,866	17,897	17,897	17,672	17,672	588,424	694,426	463,027
Interest rate	4.6%	3.4%	3.4%	3.4%	3.4%	3.4%
Fixed rate (EUR)
Short and medium term	43	6	6	—	—	—	55	55
Interest rate	1.5%
Cash and Cash Equivalents (1)
USD	499,874						499,874	499,874
Others	2,309						2,309	2,309
TOTAL	502,183						502,183	502,183
Accounts Receivable (1)
USD	43,734						43,734	43,734
EUR	8,114						8,114	8,114
Others	2,326						2,326	2,326
TOTAL	54,175						54,175	54,175

(1) Figures as of December 31, 2023

	2024	2025	2026	2027	2028	Thereafter	Total	Fair Value
Derivate Contracts (in millions of CLP)
Receive USD	252	—	—	—	—	—	252	252
Pay USD	960	17,816	—	—	—	—	18,776	20,310
Receive EUR	4	—	—	—	—	—	4	4
Pay EUR	194	9,779	—	—	—	—	9,973	8,957
Receive Others	26	—	—	—	—	—	26	26
Pay Others	25	—	—	—	—	—	25	25

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

12.D.4. Depositary Payments

In 2023 Compañía Cervecerías Unidas S.A. received from JPMorgan USD 895,074.85 as depositary payments and reimbursements pursuant to the corresponding tax retention, in connection with our ADR program.

PART II

ITEM 13: Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15: Controls and Procedures

(a)             Controls and Procedures. The Company’s management, with the participation of the chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2023. Based on this evaluation, the chief executive officer and chief financial officer concluded that the disclosure controls and procedures were effective as of December 31, 2023.

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

(b)       Management’s Annual Report on Internal Control over Financial Reporting. Our management, including our chief executive officer and chief financial officer, are responsible for establishing and maintaining adequate internal controls over financial reporting and has assessed the effectiveness of our internal control over financial reporting as of December 31, 2023 based on the criteria established in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on such criteria, our management has concluded that, as of December 31, 2023 our internal control over financial reporting is effective.

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada, an independent registered public accounting firm, as stated in their report which appears herein.

(c) Attestation Report of the Registered Public Accounting Firm. See our audited consolidated financial statements included herein.

(d) Changes in Internal Control over Financial Reporting. Except as noted below, during the period ended December 31, 2023, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Between 2021 and 2023, the Company completed the implementation of SAP as its Enterprise Resource Planning (“ERP”) platform in its subsidiaries in Chile, Argentina, Uruguay and Paraguay, including our joint ventures in Chile and Argentina. Although this implementation digitized certain accounting activities and allowed for enhanced capabilities within the accounting function, it did not significantly affect the overall controls and procedures followed by us in establishing internal controls over financial reporting.

(e) Whistle-blowing procedure. We have a whistle-blowing procedure which allows any employee of CCU, of its associates or any person, to communicate to a designated person questionable practices or activities that constitute a breach of accounting procedures, internal controls, audit matters and the Code of Business Conduct.

ITEM 16A: Audit Committee Financial Expert

At the board of directors’ meeting held on April 12, 2023, the board of directors appointed directors Messrs. Vittorio Corbo and Carlos Molina to our audit committee, both of whom meet the independence criteria under the Exchange Act and under the NYSE Rules. The board of directors also resolved that director Mr. Francisco Pérez shall participate in the audit committee’s meetings as observer.

Due to the fact that, in accordance with the provisions of Article 50 bis of the Chilean Corporations Act, the chairman of the board of directors may not be a member of the directors´ committee, unless he is an independent director, at the board meeting held on December 4, 2023, Mr. Pérez resigned as a member of the directors´ committee and, additionally, as an observer of the audit committee. At the same meeting, the board of directors resolved that Mr. Hinzpeter will participate in the audit committee meetings as an observer. Consequently, the audit committee was comprised of Mr. Corbo and Mr. Molina, participating Mr. Hinzpeter on an observer status.

Following the election of a new board at the shareholders´ meeting held on April 17, 2024, the board of directors, at the meeting held the same date, elected directors Messrs. Vittorio Corbo and Carlos Molina to our audit committee, both of whom meet the independence criteria under the Exchange Act and under the NYSE Rules. The board of directors also resolved that director Mr. Rodrigo Hinzpeter shall participate in the audit committee’s meetings as observer.

We do not have an audit committee financial expert serving on our audit committee, as such term is defined under Item 407 of Regulation S-K. We do not have an audit committee financial expert because we are not required to appoint one under Chilean law.

ITEM 16B: Code of Ethics

We have adopted a Code of Business Conduct that applies to all of our executive officers and employees. Our Code of Business Conduct is available on our website at www.ccu.cl or www.ccuinvestor.com. This Code was updated in June, 2022 and no waivers, either explicit or implicit, of provisions of the code of ethics have been granted to the chief executive officer, chief financial officer or chief accounting officer. The information on our website is not incorporated by reference into this document.

In December 2013, we adopted a Code of Conduct of the Board of Directors that applies to all of the members of our board of directors, which was updated in 2015 and 2021. This Code of Conduct is available on our website at www.ccu.cl or www.ccuinvestor.com. The Code of Conduct sets forth certain basic principles intended to guide the actions of our directors, as well as certain procedures, policies and corporate governance best practices. The Code of Conduct covers matters of confidentiality, access to independent experts, and orientation of newly elected directors and review of information regarding candidates for election to the board of directors. The Code of Conduct also establishes rules and procedures regarding conflicts of interest. The information on our website is not incorporated by reference into this document.

The CCU Business Conduct Committee (Comité de Conducta en los Negocios or the "CCN"), is composed of the Chief Human Resources Officer (who serves as chair), the Chief Executive Officer, the General Controller, the CFO and the General Counsel, and is responsible for keeping this Code up to date. It is also responsible for ensuring compliance with the Code, answering any queries that may be submitted to it in accordance with the Code, particularly those related to compliance with the law and regulations in force, and for receiving, hearing and analyzing any complaints received. It may also recommend or impose the application of the appropriate measures.

The CCN shall hold ordinary sessions at least eight times per calendar year, on the dates, times and places set by the CCN itself, and extraordinary sessions when specifically called by the Chair of the CCN, on his own behalf or by indication of one or more members. It shall be the obligation of the CCN to inform the audit committee of the complaints received every six months or immediately in the case of relevant matters.

ITEM 16C: Principal Accountant Fees and Services

The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada, during the fiscal years ended December 31, 2021, 2022 and 2023:

	2021	2022	2023
		(millions of CLP)
Audit Fees	840	1,188	1,078
Audit-Related Fees	—	—	—
Tax Fees	7	—	—
All Other Fees	1	4	5
Total Fees	848	1,192	1,083

“Audit fees” in the above table are the aggregate fees billed by our independent auditors in connection with the review and audit of our semi-annual and annual consolidated financial statements, as well as the review of specific procedures and activities relating to the issuance of our international bond. “Tax fees” are fees billed by our independent auditors associated with the issuance of certificates for tax and legal compliance purposes. “All Other Fees” are fees billed by our independent auditors associated with expenses related to certifications of royalty payments and certification on payment terms to small suppliers, among others.

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

Under the Chilean Corporations Act an open stock corporation must have at least one independent director (out of a minimum of seven directors) when its market capitalization reaches or exceeds UF 1.5 million (as of March 31, 2024 approximately CLP 55,640 million) and at least 12.5% of its outstanding shares with voting rights are in the possession of shareholders that individually control or possess less than 10% of such shares. In addition, the Chilean Corporations Act enumerates a number of relationships that preclude independence. Chilean law also establishes a number of principles of general applicability designed to avoid conflicts of interests and to establish standards for related party transactions. Specifically, directors elected by a group or class of shareholders have the same duties to the company and to the other shareholders as the rest of the directors, and all transactions with the company in which a director has an interest must be in the interest of and for the benefit of the company, relative in price, terms and conditions to those prevailing in the market at the time of its approval and comply with the requirements and procedures set forth in Chapter XVI of the Chilean Corporations Act. See “Item 7: Major Shareholders and Related Party Transactions”. Additionally, pursuant to the Chilean Corporations Act, as amended by Law N° 21,314 published on April 13, 2021, the powers and duties of the directors’ committee currently include to propose to the board of directors a general policy for managing conflicts of interest. See “Item 6: Directors, Senior Management and Employees – C. Board Practices – Directors’ Committee”.

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

Pursuant to NYSE Rule 303A.06, we must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act by July 31, 2005. At the board of directors´ meeting held on April 12, 2023, following the election of a new board at the shareholders´ meeting held the same date, the board of directors appointed directors Messrs. Vittorio Corbo and Carlos Molina to our audit committee, both of whom meet the independence criteria under the Exchange Act and under the NYSE Rules. The board of directors also resolved that director Mr. Francisco Pérez shall participate in the audit committee’s meetings as observer.

At the board meeting held on December 4, 2023, Mr. Pérez resigned as a member of the directors´ committee and, additionally, as an observer of the audit committee. At the same meeting, the board of directors resolved that Mr. Hinzpeter will participate in the audit committee meetings as an observer, therefore, the audit committee was comprised of Mr. Corbo and Mr. Molina, participating Mr. Hinzpeter on an observer status.

Following the election of the new board of directors at the shareholders´ meeting held on April 17, 2024, the board of directors, in the meeting held the same date, appointed directors Messrs. Vittorio Corbo and Carlos Molina to our audit committee, both meeting the independence criteria under the Exchange Act and under the NYSE Rules, and resolved that director Mr. Rodrigo Hinzpeter shall participate in the audit committee’s meetings as observer.

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

Chilean law does not require that such corporate governance guidelines be adopted. Director responsibilities and access to management and independent advisors are directly provided for by applicable law. Director compensation is determined by the annual meeting of shareholders pursuant to applicable law. As a foreign private issuer, we may follow Chilean practices and are not required to adopt corporate governance guidelines. Pursuant to CMF rules the company is only required to disclose whether or not it has adopted corporate governance guidelines regarding, among others, the matters referred to above, and pursuant to CMF´s General Rule N° 461 of 2021, we have satisfied this requirement in our Chilean annual report corresponding to fiscal year ended December 31, 2023.

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

Pursuant to Law N° 21,314 published on April 13, 2021, which amended the Chilean Securities Market Act and the Chilean Corporations Act, without prejudice to the policies adopted by each issuer, the directors, managers, administrators and principal executive officers of an issuer of publicly traded securities, as well as their spouses, cohabitants and certain close relatives (i.e. parents, father/mother in law, sisters, brothers, sisters/brothers in law), may not carry out, directly or indirectly, transactions on the securities issued by the issuer, within thirty days prior to the disclosure of the quarterly or annual financial statements of the latter. Additionally, such issuers must always publish the date on which their next financial statements will be disclosed, at least thirty days prior to such disclosure.

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

ITEM 16I: Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

ITEM 16J: Insider Trading Policies

In accordance with the provisions of article 16 of the Securities Market Act and General Rule N° 270 of the CMF, the board of directors of Compañía Cervecerías Unidas S.A. approved the Manual of Information of Interest to the Market (“MMIIM”), which applies to all directors, officers, managers and any employees who due to their position at CCU may come into contact with or handle information relating to CCU that is deemed to be confidential (each a “Restricted Affiliate Party”). See Item “16G: Corporate Governance – Manual of Information of Interest to the Market.”

Our insider trading policy and procedures are set forth in our MMIIM, which establishes guidelines and procedures for the following:

1.           No Trading: No Restricted Affiliate Party can trade any securities while possessing material non-public information about us. Pursuant to this policy, subject to certain exceptions set forth in the MMIIM, Restricted Affiliate Parties are restricted from trading on any securities issued by Compañía Cervecerías Unidas S.A. and its subsidiaries during certain blackout periods, namely:

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

2.               Procedures Relating to Dealing on CCU securities: A Restricted Affiliate Party desiring to directly or indirectly conduct, any transactions relating to CCU securities must obtain clearance from Compañía Cervecerías Unidas S.A.’s General Counsel (who shall be permitted to refuse such clearance without disclosing the rationale for such refusal). Compañía Cervecerías Unidas S.A.’s General Counsel shall carry a register of any requests for clearance received from any Restricted Affiliate Party, together with its date and determination in terms of granting or denying such clearance; this registry will be signed by the interested Restricted Affiliate Party as acknowledgment of such response. Any such clearance shall only be valid for a seven-day term, after which the authorization shall be deemed null and void in case the Restricted Affiliate Party failed to carry out the relevant transaction.

3.               Confidentiality: Pursuant to the MMIIM, no Restricted Affiliate Party may communicate any material information to anyone either outside or within CCU (except that, any communication within CCU or to any of its advisors may be conducted on a need-to-know basis). CCU shall carry a register of Restricted Affiliate Parties, advisors and any other parties that may come into contact with any information deemed to be reserved material information.

4.               Non-compliance: The General Controller's Office is responsible for implementing and overseeing compliance of the MMIIM. Any alleged non-compliance or conflict arising from a possible breach of the MMIIM by any Restricted Affiliate Party should be brought to the attention of the General Controller, who may implement measures regarding such non-compliance or conflict or, if deemed necessary, may refer to the matter to the board of directors for discussion during their next ordinary meeting. The application of sanctions for breach of the MMIIM shall be the responsibility of the Chief Executive Officer, with input, when appropriate, from the CCU Business Conduct Committee. Such sanctions may range from a warning or reprimand to termination of any labor or other contractual relationship with the Restricted Affiliate Party. The above is notwithstanding CCU’s right to file any complaint with any relevant authorities.

Exhibit 16.1 to this annual report sets forth an unofficial English translation of the MMIIM.

ITEM 16K: Cybersecurity

Risk management and strategy

We rely on our technology infrastructure and information systems to support our operation, being key in all core processes, such as sales, production, distribution, back office, among others. Also, in our technology infrastructure we keep confidential information and business knowledge. Our internally developed system and processes, may be susceptible to damage or interruption from cybersecurity threats, which include any unauthorized access to our information systems that may result in adverse effects on the confidentiality, integrity, or availability of such systems or the related information. Potential cybersecurity threats include terrorist or hacker attacks, the introduction of malicious computer viruses, ransomware, falsification of banking and other information, insider risk, or other security breaches. Such attacks have become more and more sophisticated over time, especially as threat actors have become increasingly well-funded by, or themselves include, governmental actors with significant means. We expect that sophistication of cyber-threats will continue to evolve as threat actors increase their use of artificial intelligence (AI) and machine-learning technologies. Many threat actors are well funded. Nonetheless, CCU acknowledges that the digital transformation of its business has generated more dependency from data networks and information systems, which generates more vulnerability to cyber-attacks and information security breaches. Our Board of Directors has direct oversight of our management of cybersecurity risks.

The Strategic Risk Management process of CCU, which counts with the participation of the Board of Directors and the senior management conducts risk assessment which identifies and prioritizes the most relevant risks for the Company. From these assessments the Company has identified that there are potential risks associated with cyber-attacks and information security. See “Item 3 – Key information – Risk Factors – Risk relating to our business - We are exposed to the risk of a cyber-attack affecting our information platforms, which could generate an interruption in our business”.

To the best of our knowledge, and according to the definition of a Cybersecurity incident or threat for this section, the Company has not suffered any cybersecurity incidents or threats that have materially affected its financial position, results, or that has triggered a change on its business strategy.

To face and mitigate the above, CCU has developed and is currently implementing its 2023-2025 Cybersecurity master plan, with the following objectives: (i) generate cybersecurity literacy, awareness and governance; (ii) manage risks and prepare the organization for cyber-attack crises to ensure operation continuity, (iii) incorporate a cybersecurity model in operational technology (OT), (iv) implement similar cybersecurity capabilities across the countries where we operate, (v) define and incorporate a cloud cybersecurity model, (vi) define and implement a secure and agile “in-house” software development model (DEVSECOPS), (vii) incorporate a data privacy model and, (viii) incorporate an identity and access management model (IAM).

In order to implement the necessary initiatives to reach the objectives mentioned above, CCU created a cybersecurity governance, described in more detail below, to define roles and create decision-making instances. In addition, the Company outsources and hires services from third parties to have a professional and unbiased external view of the current status of the Company in cybersecurity issues and, if needed, to implement the necessary capabilities to develop the Cybersecurity master plan.

Cybersecurity Governance

The Chief Information Security Officer (CISO) has the principal responsibility of supervising and managing cybersecurity issues and risks with a regional scope, and participates in preparing updates for the Board of Directors. This includes being in charge of creating, managing, and carrying out the Company's Cybersecurity master plan, including among others tasks:(i) develop the strategy to increase cybersecurity knowledge and awareness within the Company, (ii) comply with the Company's administrative policies on cybersecurity matters, (iii) develop the cybersecurity architecture, including IT and OT aspects, (iv) identify risks and manage crises arising from cyber-attacks or other information security threats, and (v) identify new technologies and innovative developments to reduce cybersecurity risks within the Company. The CISO reports to the Chief Information Officer (CIO), who reports to the CFO.

CCU’s CIO is Mr. Matías Rojas. Mr. Rojas holds an Engineering degree from Pontificia Universidad Católica de Chile and a Master of Science in Business Analytics from New York University. He has served as Chief Information Officer since June 2023 and previously as Chief Data and Analytics Officer from September 2017 until May 2023. Additionally, Mr. Rojas is a member of the board of directors of La Barra S.A. and serves as an Adjunct Professor at Universidad de los Andes.

CCU’s CISO is Mr. Carlos Villagra. Mr. Villagra holds a degree in Telecommunications Engineering from Universidad Tecnológica de Chile and a Master's degree in Cybersecurity form Universidad Adolfo Ibáñez. He has more than 15 years of experience in cybersecurity and information security, where he has worked in telecommunications companies and technological solutions, highlighting his experience in TIVIT Latam as CISO and in VTR as Chief Technology Officer (CTO).

In response to the increasing threats presented by cyber incidents, in 2021 we created the Cybersecurity Committee, which meets regularly to discuss cybersecurity and information security topics. This committee is headed by the CIO and the CISO acts as secretary, and attended by senior management. Among the senior management members of the Committee are the CFO, the General Controller, and the Corporate Industrial Processes Manager. The Cybersecurity Committee whose scope extends to the countries where we operate, has the oversees activities related to ensuring progress in the objectives of the Cybersecurity master plan, defining actions in the event of threats of this nature materialize, define the cybersecurity budget and its allocation, and evaluate all third companies which provide cybersecurity services to CCU. The Cybersecurity Committee meets quarterly, and once a year presents to the board the progress of the objectives defined by the Cybersecurity master plan and the status of cybersecurity events of the Company.

At board level, CCU has four board members with expertise in cybersecurity and digital transformation, this is knowledge and/or experience in management and supervision of the management of risk mitigation techniques and systems that threaten against digital security.

We have adopted the US National Institute of Standards and Technology (“NIST”) Cybersecurity Framework to continually evaluate and enhance our cybersecurity procedures. Activities include online training for all employees, technical security controls, enhanced data protection, the maintenance of backup and protective systems, policy review and implementation, assessments of third-party service providers to assess cyber preparedness of key vendors, and running simulated cybersecurity drills, including vulnerability scanning, penetration testing and disaster recovery exercises, throughout the organization. We use automated tools that monitor, detect, and prevent cybersecurity risks and have a security operations center that operates 24 hours a day to alert us about any potential cybersecurity threats.

If we were to ever experience a cybersecurity incident, we count with defined protocols to rapidly response to ensure business continuity.

We engage subject matter experts to assist us in preparing and improving our response to any cybersecurity incident. The Cybersecurity Committee oversees and establishes the parameters of our engagement with these experts to ensure we obtain the supplement assistance needed in this area, if any.

Though we take steps to ensure our products and/or software are secure, it is possible that a cyber-attack could result in the loss or compromise of such critical data. If a client alleges that a cyber-attack causes or contributes to a loss or compromise of critical data, whether or not caused by us, we could face harm to our reputation and financial condition and regulatory repercussions. See Item 3D - Risk Factors - We are exposed to the risk of a cyber-attack affecting our information platforms, which could generate an interruption in our business.

Recent developments

The company has been increasingly incorporating cybersecurity aspects to its operation, ensuring that employees are informed and trained on cybersecurity concepts, allowing them to identity threats to information security and cybersecurity. We conduct regularly cyber-attack crisis drill of the procedures defined to face an incident of this matter. Finally, CCU has continuously increasing its investments to reinforced cybersecurity in its digital transformation, including the incorporation of technological controls that allow us to identify, monitor, protect, detect and respond in real time to possible threat vectors, in addition to including Security orchestration automation and response (“SOAR”) in our Security operating center (“SOC”) and improvement in our industrial network monitoring.

PART III

ITEM 17: Financial Statements

The Company has responded to Item 18 in lieu of responding to this item.

ITEM 18: Financial Statements

See Annex for the Financial Statements.

ITEM 19: Exhibits

Index to Exhibits

1.1	Unofficial English translation of the By-laws of Compañía Cervecerías Unidas S.A. (incorporated by reference to Exhibit 3.1 of Compañía Cervecerías Unidas S.A.’s registration statement on Form F-3 (File N° 333-190641) filed on August 8, 2013).

2(d)	Description of Securities Other Than Equity Securities.

8.1	Compañía Cervecerías Unidas S.A.’s significant subsidiaries.

12.1	Certification of Chief Executive Officer of Compañía Cervecerías Unidas S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer of Compañía Cervecerías Unidas S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer of Compañía Cervecerías Unidas S.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Chief Financial Officer of Compañía Cervecerías Unidas S.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

16.1	Unofficial English translation of Compañía Cervecerías Unidas S.A.’s Manual of Information of Interest to the Market.

97	Compañía Cervecerías Unidas S.A.’s clawback policy.

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

SIGNATURES

The Registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Compañía Cervecerías Unidas S.A.

By:	/s/ Patricio Jottar
Name:	Patricio Jottar
Title:	Chief Executive Officer

Dated: April 29th, 2024

CCU - Management’s Report on Internal Controls over Financial Reporting

Our management, including our Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal controls over financial reporting and has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023, based on the criteria established in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on such criteria, our management has concluded that, as of December 31, 2023, our internal control over financial reporting is effective.

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”). Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada, an independent registered public accounting firm, as stated in their report which appears herein.

Except as noted below, during the period ended December 31, 2023, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Between 2021 and 2023, the Company completed the implementation of SAP as its Enterprise Resource Planning (“ERP”) platform in its subsidiaries in Chile, Argentina, Uruguay and Paraguay, including our joint ventures in Chile and Argentina. Although this implementation digitized certain accounting activities and allowed for enhanced capabilities within the accounting function, it did not significantly affect the overall controls and procedures followed by us in establishing internal controls over financial reporting.

By: /s/__________________

Patricio Jottar

Chief Executive Officer

/s/_______________

Felipe Dubernet

Chief Financial Officer

Dated: April 29, 2024

Distribution:

Investor Relation Manager

PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada

Legal Affairs Manager

**COMPAÑÍA CERVECERÍAS UNIDAS S.A. AND SUBSIDIARIES**

# CONSOLIDATED FINANCIAL STATEMENTS

(Figures expressed in thousands of Chilean pesos)

As of December 31, 2023 and 2022 and for the three years ended December 31, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Compañía Cervecerías Unidas S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Compañía Cervecerías Unidas S.A. and its subsidiaries (the “Company”) as of December 31, 2023, and 2022, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Compañía Cervecerías Unidas S.A.

3

Intangible Assets with Indefinite Useful Life (Trademarks) and Goodwill Impairment Assessment

As described in Notes 2.15, 2.16, 17 and 18 to the consolidated financial statements, the Company’s consolidated intangible assets with indefinite useful life (trademarks) and goodwill balances, as of December 31, 2023, were ThCh$ 127,011,105 and ThCh$ 127,592,056, respectively. Management conducts an impairment test annually or more frequently if events or changes in circumstances indicate potential impairment. An impairment loss is recognized for the amount by which the carrying amount of the cash generating unit exceeds its recoverable amount. The recoverable amount of the cash generating unit is the higher of value in use and fair value less costs to sell. The value in use is determined by management using a discounted cash flow model. Management’s cash flow projections included significant judgments and assumptions relating to perpetual growth rates and discount rates.

The principal considerations for our determination that performing procedures relating to the intangible assets with indefinite useful life (trademarks) and goodwill impairment assessment is a critical audit matter are (i) the significant judgment by management when developing the value in use calculation of the cash generating units; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s cash flow projections and significant assumptions related to perpetual growth rates and discount rates; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s intangible assets with indefinite useful life (trademarks) and goodwill impairment assessment, including controls over the valuation of the Company’s cash generating units. These procedures also included, among others (i) testing management’s process for developing the estimate; (ii) evaluating the appropriateness of the discounted cash flow model; (iii) testing the completeness and accuracy of underlying data used in the model; and (iv) evaluating the reasonableness of the significant assumptions used by management related to the perpetual growth rates and discount rates. Evaluating management’s assumptions related to the revenue growth rates involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the cash generating units, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the discounted cash flow model and (ii) the reasonableness of the discount rates assumptions and the perpetual growth rates.

/s/ PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada

Santiago, Chile

April 29, 2024

We have served as the Company’s auditor since at least 1992, which is when the Company became subject to SEC reporting requirements. We have not been able to determine the specific year we began serving as auditor of the Company.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statements of Financial Position (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Assets)

ASSETS	Notes	As of December 31, 2023	As of December 31, 2022
		ThCh$	ThCh$
Current assets
Cash and cash equivalents	8	618,154,016	597,081,675
Others financial assets	7	7,440,650	45,657,992
Others non-financial assets	9	29,674,705	22,037,741
Trade and other current receivables	10	446,486,753	445,263,536
Accounts receivable from related parties	11	9,040,528	6,204,099
Inventories	12	425,728,432	480,799,534
Biological assets	13	14,764,284	16,180,293
Current tax assets	25	28,786,247	46,707,525
Total current assets other than non-current assets of disposal groups classified as held for sale		1,580,075,615	1,659,932,395
Non-current assets of disposal groups classified as held for sale	14	21,607,472	2,016,037
Total Non-current assets of disposal groups classified as held for sale		21,607,472	2,016,037
Total current assets		1,601,683,087	1,661,948,432

Non-current assets
Others financial assets	7	29,981,745	37,054,245
Others non-financial assets	9	12,311,027	12,613,444
Trade and other non-current receivables	10	3,313,742	3,941,760
Accounts receivable from related parties	11	42,506	42,506
Investments accounted for using equity method	16	149,593,180	140,926,012
Intangible assets other than goodwill	17	153,123,207	172,389,672
Goodwill	18	127,592,056	136,969,434
Property, plant and equipment (net)	19	1,273,987,695	1,356,846,302
Investment property	20	8,121,156	10,283,994
Right of use assets	22	35,745,221	34,865,971
Deferred tax assets	25	28,451,658	27,197,207
Total non-current assets		1,822,263,193	1,933,130,547
Total Assets		3,423,946,280	3,595,078,979

F-6
The accompanying notes 1 to 36 are an integral part of these Consolidated Financial Statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statements of Financial Position (Figures expressed in thousands of Chilean pesos)

equity)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Liabilities and equity)

LIABILITIES AND EQUITY	Notes	As of December 31, 2023	As of December 31, 2022
LIABILITIES		ThCh$	ThCh$
Current liabilities
Others financial liabilities	21	107,151,600	185,879,251
Current lease liabilities	22	7,142,360	9,120,616
Trade and other current payables	23	434,974,163	491,315,277
Accounts payable to related parties	11	55,140,630	34,282,408
Other current provisions	24	2,500,727	2,656,140
Current tax liabilities	25	9,938,664	9,064,074
Provisions for employee benefits	26	38,713,293	43,184,275
Others non-financial liabilities	27	31,921,197	21,650,379
Total current liabilities		687,482,634	797,152,420
Non-current liabilities
Others financial liabilities	21	1,234,246,107	1,175,706,699
Non-current lease liabilities	22	34,061,739	31,306,552
Trade and other non-current payables	23	88,596	20,945
Accounts payable to related parties	11	536,083	–
Other non-current provisions	24	217,572	379,958
Deferred taxes liabilities	25	86,356,895	112,699,828
Provisions for employee benefits	26	39,586,368	41,843,524
Others non-current non-financial liabilities	27	3,987,705	–
Total non-current liabilities		1,399,081,065	1,361,957,506
Total Liabilities		2,086,563,699	2,159,109,926

EQUITY
Equity attributable to equity holders of the parent	28
Paid-in capital		562,693,346	562,693,346
Other reserves		(240,200,116)	(90,712,471)
Retained earnings		895,871,552	843,045,191
Total equity attributable to equity holders of the parent		1,218,364,782	1,315,026,066
Non-controlling interests	29	119,017,799	120,942,987
Total Shareholders' Equity		1,337,382,581	1,435,969,053
Total Liabilities and Shareholders' Equity		3,423,946,280	3,595,078,979

F-7
The accompanying notes 1 to 36 are an integral part of these Consolidated Financial Statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statements of Income (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENTS OF INCOME

CONSOLIDATED STATEMENT OF INCOME	Notes	For the years ended December 31,
		2023	2022	2021
		ThCh$	ThCh$	ThCh$
Net sales	6	2,565,556,067	2,711,434,948	2,484,712,280
Cost of sales	30	(1,378,611,966)	(1,514,925,309)	(1,291,559,797)
Gross margin		1,186,944,101	1,196,509,639	1,193,152,483
Others income by function	31	4,419,789	5,284,666	11,808,439
Distribution costs	30	(470,120,810)	(504,184,248)	(438,601,936)
Administrative expenses	30	(197,256,571)	(187,421,796)	(161,390,779)
Others expenses by function	30	(270,703,334)	(278,757,105)	(284,087,358)
Other gains (losses)	32	(13,316,208)	(12,669,540)	9,590,450
Income from operational activities		239,966,967	218,761,616	330,471,299
Finance income	33	39,402,492	22,870,538	14,263,669
Finance costs	33	(77,023,048)	(75,930,875)	(35,660,493)
Share of net income (loss) of joint ventures and associates accounted for using the equity method	16	(19,217,758)	(10,978,068)	226,026
Gains (losses) on exchange differences	33	(65,944,570)	(20,173,381)	(10,149,345)
Result as per adjustment units	33	(14,025,895)	1,198,565	2,529,298
Income before taxes		103,158,188	135,748,395	301,680,454
Income tax (expense) benefit	25	15,267,255	(263,943)	(82,629,773)
Net income of year		118,425,443	135,484,452	219,050,681

Net income attributable to:
Equity holders of the parent		105,652,728	118,168,351	199,162,731
Non-controlling interests	29	12,772,715	17,316,101	19,887,950
Net income of year		118,425,443	135,484,452	219,050,681
Basic earnings per share (Chilean pesos) from:
Continuing operations		285.93	319.80	539.00
Diluted earnings per share (Chilean pesos) from:
Continuing operations		285.93	319.80	539.00

F-8
The accompanying notes 1 to 36 are an integral part of these Consolidated Financial Statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statements of Comprehensive Income (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	Notes	For the years ended December 31,
		2023	2022	2021
		ThCh$	ThCh$	ThCh$
Net income of year		118,425,443	135,484,452	219,050,681
Other comprehensive income
Components of other comprehensive income (loss) that will not be reclassified to income for the year, before taxes
Gains (losses) from defined benefit plans	28	1,454,372	(7,103,125)	5,216,580
Other comprehensive income (loss) that will not be reclassified to income for the year, before taxes		1,454,372	(7,103,125)	5,216,580
Components of other comprehensive income (loss) that will be reclassified to income for the year, before taxes
Gains (losses) on exchange differences on translation	28	(120,293,386)	9,945,778	109,288,972
Gains (losses) on cash flows hedges	28	(4,379,170)	(12,415,374)	2,168,254
Other comprehensive income (loss) that will be reclassified to income for the year, before taxes		(124,672,556)	(2,469,596)	111,457,226
Others comprehensive income (loss), before tax		(123,218,184)	(9,572,721)	116,673,806
Income taxes related to components of other comprehensive income (loss) that will not be reclassified to income for the year
Income tax relating to defined benefit plans	28	(360,233)	1,981,923	(1,444,133)
Income taxes related to components of other comprehensive income (loss) that will not be reclassified to income for the year		(360,233)	1,981,923	(1,444,133)
Income taxes related to components of other comprehensive income (loss) that will be reclassified to income for the year
Income tax relating to cash flows hedges	28	1,182,375	3,352,151	(585,430)
Income taxes related to components of other comprehensive income (loss) that will be reclassified to income for the year		1,182,375	3,352,151	(585,430)
Total other comprehensive income (loss)		(122,396,042)	(4,238,647)	114,644,243
Comprehensive income		(3,970,599)	131,245,805	333,694,924
Comprehensive income attributable to:
Equity holders of the parent		(14,520,253)	114,609,167	306,785,276
Non-controlling interests		10,549,654	16,636,638	26,909,648
Total Comprehensive income (expense)		(3,970,599)	131,245,805	333,694,924

F-9
The accompanying notes 1 to 36 are an integral part of these Consolidated Financial Statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statements of Changes in Equity (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

STATEMENT OF CHANGES IN EQUITY	Paid-in capital	Others reserves				Total other reservations	Retained earnings	Equity attributable to equity holders of the parent	Non-controlling interests	Total Shareholders' Equity
	Common Stock	Reserve of exchange differences on translation	Reserve of cash flows hedges	Reserve of Actuarial gains and losses on defined benefit plans	Other reserves
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balanced as of January 1, 2021	562,693,346	(153,975,058)	3,297,873	(9,026,175)	(28,220,816)	(187,924,176)	921,805,285	1,296,574,455	112,244,220	1,408,818,675
Changes
Final dividends (1)	–	–	–	–	–	–	(24,038,068)	(24,038,068)	–	(24,038,068)
Interim dividends (2)	–	–	–	–	–	–	(73,900,574)	(73,900,574)	–	(73,900,574)
Interim dividends according to policy (3)	–	–	–	–	–	–	(25,680,792)	(25,680,792)	–	(25,680,792)
Eventual dividends (4)	–	–	–	–	–	–	(165,167,784)	(165,167,784)	–	(165,167,784)
Others increase (decrease) in Equity (5)	–	–	–	–	–	–	–	–	(16,003,620)	(16,003,620)
Total comprehensive income (loss) (6)	–	102,229,659	1,812,733	3,580,153	–	107,622,545	199,162,731	306,785,276	26,909,648	333,694,924
Increase (decrease) through changes in ownership interests in subsidiaries (7)	–	–	–	–	(6,954,281)	(6,954,281)	–	(6,954,281)	(5,253,177)	(12,207,458)
Total changes in equity	–	102,229,659	1,812,733	3,580,153	(6,954,281)	100,668,264	(89,624,487)	11,043,777	5,652,851	16,696,628
AS OF DECEMBER 31, 2021	562,693,346	(51,745,399)	5,110,606	(5,446,022)	(35,175,097)	(87,255,912)	832,180,798	1,307,618,232	117,897,071	1,425,515,303
Balanced as of January 1, 2022	562,693,346	(51,745,399)	5,110,606	(5,446,022)	(35,175,097)	(87,255,912)	832,180,798	1,307,618,232	117,897,071	1,425,515,303
Changes
Final dividends (1)	–	–	–	–	–	–	(48,219,783)	(48,219,783)	–	(48,219,783)
Interim dividends (2)	–	–	–	–	–	–	(49,919,838)	(49,919,838)	–	(49,919,838)
Interim dividends according to policy (3)	–	–	–	–	–	–	(9,164,337)	(9,164,337)	–	(9,164,337)
Others increase (decrease) in Equity (5)	–	–	–	–	–	–	–	–	(14,698,083)	(14,698,083)
Total comprehensive income (loss) (6)	–	11,706,309	(9,291,567)	(4,905,072)	(1,068,854)	(3,559,184)	118,168,351	114,609,167	16,636,638	131,245,805
Increase (decrease) through changes in ownership interests in subsidiaries (7)	–	–	–	–	102,625	102,625	–	102,625	(540,760)	(438,135)
Increase (decrease) for other contribitions from owners (8)	–	–	–	–	–	–	–	–	1,648,121	1,648,121
Total changes in equity	–	11,706,309	(9,291,567)	(4,905,072)	(966,229)	(3,456,559)	10,864,393	7,407,834	3,045,916	10,453,750
AS OF DECEMBER 31, 2022	562,693,346	(40,039,090)	(4,180,961)	(10,351,094)	(36,141,326)	(90,712,471)	843,045,191	1,315,026,066	120,942,987	1,435,969,053
Balanced as of January 1, 2023	562,693,346	(40,039,090)	(4,180,961)	(10,351,094)	(36,141,326)	(90,712,471)	843,045,191	1,315,026,066	120,942,987	1,435,969,053
Changes
Final dividends (1)	–	–	–	–	–	–	(3)	(3)	–	(3)
Interim dividends (2)	–	–	–	–	–	–	(31,961,655)	(31,961,655)	–	(31,961,655)
Interim dividends according to policy (3)	–	–	–	–	–	–	(20,864,709)	(20,864,709)	–	(20,864,709)
Others increase (decrease) in Equity (5)	–	–	–	–	–	–	–	–	(14,037,509)	(14,037,509)
Effects business combination (9)	–	–	–	–	–	–	–	–	1,090,587	1,090,587
Total comprehensive income (loss) (6)	–	(118,056,295)	(3,150,407)	1,033,532	189	(120,172,981)	105,652,728	(14,520,253)	10,549,654	(3,970,599)
Other increases (decreases) for other changes (10)	–	–	–	–	(28,406,226)	(28,406,226)	–	(28,406,226)	–	(28,406,226)
Increase (decrease) through changes in ownership interests in subsidiaries (7)	–	–	–	–	(908,438)	(908,438)	–	(908,438)	(2,296,620)	(3,205,058)
Increase (decrease) for other contribitions from owners (8)	–	–	–	–	–	–	–	–	2,768,700	2,768,700
Total changes in equity	–	(118,056,295)	(3,150,407)	1,033,532	(29,314,475)	(149,487,645)	52,826,361	(96,661,284)	(1,925,188)	(98,586,472)
AS OF DECEMBER 31, 2023	562,693,346	(158,095,385)	(7,331,368)	(9,317,562)	(65,455,801)	(240,200,116)	895,871,552	1,218,364,782	119,017,799	1,337,382,581

(1)	Corresponds to the difference between the final dividend and CCU’s policy of distributing a minimum dividend of at least 50% of net income (Note 28 - Common Shareholders’ Equity).
(2)	Corresponds to Interin dividends that was paid on October 29, 2021, December 29, 2022 and November 29, 2023 as agreed at the Ordinary Board of Directors' Meeting.
(3)	Corresponds to the difference between CCU’s policy to distribute a minimum dividend of at least 50% of the net income (Note 28 - Common Shareholders’ Equity) and the dividends declared or paid as of December 31 of each year.
(4)	Corresponds to eventual dividend No. 263 that was paid as of December 3, 2021, against retained earnings (Note 28 - Equity attributable to owners of the parent company).
(5)	Mainly related to dividends of Non-controlling interest.
(6)	See Note 28 - Common Shareholders’ Equity.
(7)	See Note 1 - General information, letter C, numbers (3) and (14) for 2021, number (3) for 2022 and number (10) for 2023.
(8)	See Note 1 - General information, letter C, number (6).
(9)	See Note 15 - Business Combinations, letter a).
(10)	See Note 1 - General information, letter C, number (10)and Note 16 - Investments accounted for using equity method, number (3).

F-10
The accompanying notes 1 to 36 are an integral part of these Consolidated Financial Statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statements of Cash Flows (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENTS OF CASH FLOWS

CONSOLIDATED STATEMENT OF CASH FLOWS	Notes	For the years ended as of December 31,
		2023	2022	2021
		ThCh$	ThCh$	ThCh$
Cash flows from operating activities
Classes of cash receipts from operating activities:
Proceeds from goods sold and services rendered		3,372,357,634	3,293,803,868	3,138,938,727
Others proceeds from operating activities		37,693,163	42,084,964	29,473,825
Classes of cash payments from operating activities:
Payments of operating activities		(2,312,543,646)	(2,450,621,483)	(2,048,281,794)
Payments of salaries		(347,134,212)	(362,357,568)	(306,253,056)
Others payments for operating activities		(424,963,285)	(397,670,139)	(424,596,756)
Cash flows from operations		325,409,654	125,239,642	389,280,946
Dividends received		1,231,164	3,377,750	1,841,000
Interest paid		(70,452,675)	(47,102,233)	(28,984,610)
Interest received		38,534,725	22,867,199	14,282,579
Income tax paid		(8,959,871)	(66,276,733)	(78,971,520)
Other cash movements	32	8,334,410	7,831,528	(4,092,822)
Net cash inflows from operating activities		294,097,407	45,937,153	293,355,573

Cash flows from investing activities
Cash flows used to obtain control of subsidiaries or others businesses	8	(2,000,000)	–	–
Loan to related entities		(1,173,884)	–	–
Repayment of loan by related entities		1,245,265	30,021	31,495
Others payments to acquire interests in joint ventures	8	(7,086,899)	(36,465,915)	(5,791,718)
Proceeds from sales of property, plan and equipment		1,231,541	3,582,588	147,274
Purchase of property, plant and equipment		(124,400,618)	(188,669,637)	(169,667,429)
Purchases of intangibles assets		(5,047,222)	(14,933,853)	(2,186,553)
Other cash movements		–	–	(1,525,602)
Net cash (outflow) from investing activities		(137,231,817)	(236,456,796)	(178,992,533)

Cash flows from financing activities
Proceeds from changes in ownership interests in subsidiaries that do not result in loss of control	8	(3,205,058)	(438,105)	(12,207,458)
Proceeds from long-term loans and bonds		8,219,455	736,278,842	92,951,539
Proceeds from short-term loans and bonds		68,928,016	46,843,478	7,274,374
Total proceeds from loans and bonds		77,147,471	783,122,320	100,225,913
Loan from related entities		–	–	25,616
Loan and bonds payments		(159,420,525)	(79,351,110)	(46,050,971)
Proceeds from issuing shares		2,768,700	1,648,121	–
Payments of lease liabilities		(10,704,270)	(9,663,757)	(7,630,800)
Payments of loan from related parties		–	(25,000)	–
Dividends paid		(65,583,416)	(158,320,848)	(274,136,472)
Other cash movements		40,960,923	130,322	6,130,317
Net cash (outflow) flow from financing activities		(118,036,175)	537,101,943	(233,643,855)

Net (decrease) increase in cash and cash equivalents		38,829,415	346,582,300	(119,280,815)
Effects of exchange rate changes on cash and cash equivalents		(17,757,074)	(15,068,750)	(11,540,076)
Increase (decrease) in cash and cash equivalents		21,072,341	331,513,550	(130,820,891)

Cash and cash equivalents at beginning of the year		597,081,675	265,568,125	396,389,016
Cash and cash equivalents at end of the year	8	618,154,016	597,081,675	265,568,125

F-11
The accompanying notes 1 to 36 are an integral part of these Consolidated Financial Statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

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

Compañía Cervecerías Unidas S.A. is under the control of Inversiones y Rentas S.A. (IRSA), which is the direct and indirect owner of 65.87% of the Company’s shares. IRSA is currently a joint venture between Quiñenco S.A. and Heineken Chile SpA., a company controlled by Heineken International B.V., each with a 50% equity participation.

The Company’s address and main office is located in Santiago, Chile, at Avenida Vitacura Nº 2670, Las Condes district and its tax identification number (Rut) is 90,413,000-1.

As of December 31, 2023, the Company had a total 9,254 employees detailed as follows:

	Number of employes
	Parent company	Consolidated
Senior Executives	9	14
Managers and Deputy Managers	91	486
Others workers	322	8,754
Total	422	9,254

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

The figures of the Consolidated Statement of Financial Position and respective explanatory notes are presented compared with the balances as of December 31, 2022 and the Consolidated Statement of Changes in Shareholders' Equity, Consolidated Statement of Income by Function, Consolidated Statement of Comprehensive Income, Consolidated Statement of Cash Flows and respective explanatory notes are presented compared with balances as of December 31, 2022 and December 31, 2021.

These Consolidated Financial Statements are presented in thousands of Chilean pesos (ThCh$) and have been prepared from the accounting records of Compañía Cervecerías Unidas S.A. and its subsidiaries. All amounts have been rounded to thousand Chilean pesos, except when otherwise indicated.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

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

In the Chile operating segment, in the non-alcoholic beverage’s category, CCU has the Bilz, Pap, Kem, Kem Xtreme, Nobis, Pop, Cachantun, Mas, Mas Woman and Porvenir brands. In the HOD category, CCU has the Manantial brand. The Company, directly or through its subsidiaries, has licensing agreements with Pepsi, 7up, Mirinda, Gatorade, Adrenaline Red, Lipton Ice Tea, Crush, Canada Dry Limón Soda, Canada Dry Ginger Ale, Canada Dry Agua Tónica, Nestlé Pura Vida, Watt’s, Watt´s Selección and Frugo. In Chile, CCU is the exclusive distributor of the Red Bull energy drink, Rockstar and Perrier water. Through a joint venture it also has its own brands, Sprim and a license for the Vivo and Caricia brands.

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

On January 2023, CPCh materialized the acquisition of D&D SpA. (see Note 1 - General information, letter C, number (11)), adding La Pizka to its portfolio of brands.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

In Argentina, CCU produces beer in its plants located in Salta, Santa Fe and Luján. Its main brands are Schneider, Imperial, Palermo, Santa Fé, Salta, Córdoba, Isenbeck, Norte and Iguana. At the same time, it is the holder of exclusive license for the production and marketing of Miller Genuine Draft, Heineken, Amstel, Sol, Warsteiner and Grolsch. CCU also imports Kunstmann and Blue Moon brands, and exports beer to different countries, mainly under the Schneider, Heineken and Imperial brands. Besides, participates in the cider business, marketing the leading market brands “Sidra Real”, “La Victoria” and “1888” in addition to the Pehuenia brand. Also participates in the spirits business, which are market under El Abuelo brand, in addition to importing pisco from Chile. Its wine portfolio include the sale and distribution of the Eugenio Bustos and La Celia brands and since June 2019 has incorporated to its wine portfolio Colón, Graffina and Santa Silvia brands belonging to Finca La Celia (subsidiary in Argentina of the Chilean subsidiary Viña San Pedro de Tarapacá S.A. (“VSPT”)).

With the acquisition of the shareholdings in Aguas de Origen S.A. and Aguas Danone de Argentina S.A., during 2022, CCU entered the spring water, mineral water and saborized water business, participating with the brands Villavicencio, Villa del Sur, Levité, Ser and Brío.

In the Wine Operating Segment, CCU through its subsidiary VSPT has an extensive portfolio of wine brands produced by the eight wineries that make up the group. Among them are: Altaïr, Cabo de Hornos, Sideral, 1865, Castillo de Molina, Epica, Gato (in domestic market) and GatoNegro (in export market) from Viña San Pedro, the Reserva and Gran Reserva lines of Viña Tarapacá and its Blue and Black labels; Viña Leyda in its Reserva, Single Vineyard and Lot series; Misiones de Rengo Varietal, Reserva, Cuvée, Gran Reserva Black, Mision, and its Sparkling line; in addition to Alpaca, Reservado and Siglo de Oro Reserva de Viña Santa Helena; and in the sparkling category, Viñamar in its expressions Traditional Method, Extra Brut, Rosé, Moscato, Brut, Unique Brut, Unique Moscato, ICE and Zero Dealcoholized, and, finally, Manquehuito in the coolers category. In Argentina, the brands La Celia, Graffigna, Colón and Colón Selecto.

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

In Paraguay, the Company participates in the non-alcoholic and alcoholic drinks business. Its portfolio of non-alcoholic brands consists of Pulp, Watt's, Puro Sol, La Fuente and the FullSport isotonic drinks. These brands include our own licensed and imported brands. The Company in the alcoholic drinks business is the owner of Sajonia beer brand and imports Heineken, Amstel, Paulaner, Sol, Blue Moon and Schin brands. In the wine category, it distributes the Misiones de Rengo and La Celia brands and in the category of piscos, distributes the Mistral brand.

In Bolivia, as of May 2014, CCU participates in the non-alcoholic and alcoholic beverages business through its subsidiary Bebidas Bolivianas BBO S.A. (BBO). Within the portfolio of non-alcoholic beverages, BBO has the Mendocina, Sinalco, Real and De la Sierra. These brands include their own and licensed brands. On the other hand, the alcoholic beverages include Real, Capital, Cordillera, Uyuni and Amstel brands. Aditionally, BBO markets the imported beer Heineken brands.

In Colombia, CCU participates in the beer business through its joint venture Central Cervecera de Colombia S.A.S. ("CCC"). CCC holds exclusive licensing agreements for the import, distribution and production of Heineken beer in Colombia. In December 2015, the craft beer company "Artesanos de Cerverza" was acquired with its brand "Tres Cordilleras". From 2016, the Tecate and Sol brands were incorporated, with a licensing agreement to brew and/or market these brands. During April 2017, the Miller and Miller Genuine Draft (MGD) brands were incorporated with a licence agreement to brew and/or market these brands. Since 2019, local production of the Tecate brand and the launch of Natu Malta (non-alcoholic malt-based product) began, the import and marketing of the Kunstmann brand and local production of Heineken beer began. In October 2021, the local production of the Sol brand began.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

The described licenses are detailed as follows:

Main brands under license
Licenses	Validity Date
Aberlour, Absolut, Ballantine's, Beefeater, Blender´s Pride, Borzoi, Chivas Reagal, Cuvee MUMM, Dubonnet, Elyx, G.H. MUMM, Havana Club, Jameson, Kahlúa, Level, Long John, Longmorn, Malibu, Martell, Olmeca, Orloff, Passport, Pernod, Perrier Jouet, Ricard, Royale Salute, Sandeman, Scapa, Strathisla, The Glenlivet, Wyborowa, 100 Pipers, in Chile (1)	June 2027
Amstel in Argentina (2)	10 years renewables
Amstel in Bolivia (10)	August 2033
Amstel in Uruguay (17)	In process
Amstel in Paraguay (1)	September 2024
Austral in Chile (4)	July 2024
Blue Moon in Chile (5)	December 2025
Blue Moon in Paraguay (17)	April 2028
Coors in Chile (6)	December 2025
Crush, Canada Dry (Ginger Ale, Agua Tónica and Limón Soda) in Chile (7)	December 2028
Fernet Branca, Brancamenta, Punt E Mes, Borghetti, Carpano Rosso and Carpano Bianco in Chile	December 2024
Frugo in Chile	Indefinitely
Gatorade in Chile (8)	December 2043
Grolsch in Argentina	May 2028
Heineken in Bolivia (9)	December 2024
Heineken in Chile and Argentina (10)	10 years renewables
Heineken in Colombia (11)	March 2028
Heineken in Paraguay (1)	May 2026
Heineken in Uruguay (10)	10 years renewables
Mas in Uruguay (16)	December 2028
Kunstmann in Colombia (1)	July 2025
Miller in Argentina (11)	December 2026
Miller Lite and Miller Genuine Draft in Colombia (14)	December 2026
Miller in Uruguay (7)	July 2026
Nestlé Pure Life in Chile (7)	December 2027
Paulaner in Paraguay	April 2025
Patagonia in Chile	Indefinitely
Pepsi, Seven Up and Mirinda in Chile	December 2043
Polar Imperial in Chile	Indefinitely
Red Bull in Chile (12)	Indefinitely
Rockstar in Chile (18)	December 2043
Sol in Argentina (10)	10 years renewables
Sol in Chile (10)	10 years renewables
Sol in Colombia (3)	March 2028
Sol in Paraguay (1)	January 2026
Té Lipton in Chile	December 2030
Tecate in Colombia (3)	March 2028
Warsteiner in Argentina (15)	May 2028
Watt´s in Uruguay	99 years
Watt's (nectars, fruit-based drinks and other) rigid packaging, except carton in Chile	Indefinitely
Watt's in Paraguay (13)	July 2026

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

(1)	Renewable for successive periods of 3 years.
(2)	After the initial termination date, license is automatically renewed under the same conditions (Rolling Contract), each year for a period of 10 years, unless notice of non-renewal is given.
(3)	The contract will remain in effect as long as the Heineken license agreeemente for Colombia remains in force.
(4)	Renewable for periods of two years, subject to the compliance of the contract conditions
(5)	If Renewal criteria have benn satisfied, renewable through December, 2025, thereafter shall automatically renew every year for a new term of 5 years (Rolling Contract).
(6)	After the initial termination date, license is automatically renewed under the same conditions (Rolling Contract), each year for a period of 5 years, subject to the compliance of the contract conditions.
(7)	License renewable for periods of 5 years, subject to the compliance of the contract conditions.
(8)	License was renewed for a period equal to the duration of the Shareholders Agreement of Bebidas CCU-PepsiCo SpA.
(9)	License for 10 years, automatically renewable for periods of 5 years, unless notice of non-renewal.
(10)	License for 10 years, automatically renewable on the same terms (Rolling Contract), each year for a period of 10 years, unless notice of non-renewal is given.
(11)	After the initial termination date, license is automatically renewable each year for a period of 5 years (Rolling Contract), unless notice of non-renewal is given.
(12)	Indefinite contract, notice of termination 6 months in advance.
(13)	Sub-license is renewed automatically and successively for two periods of 5 years each, subject to the terms and conditions stipulated in the International Sub-license agreement of December 28, 2018 between Promarca Internacional Paraguay S.R.L. and Bebidas del Paraguay S.A.
(14)	License renewable for one period of 5 years, subject to the compliance of the contract conditions.
(15)	Prior to the expiration of the term, the parties will negotiate its renewal for another 5 years.
(16)	Renewable contract for successive periods of 10 years.
(17)	Distribution started; distribution contract under negotiation.
(18)	As long as the shareholders Agreement of Bebidas CCU-PepsiCo SpA. is in force.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

C)	Direct and indirect significant subsidiaries

The consolidated financial statements include the following direct and indirect subsidiaries where the percentage of participation represents the economic interest at a consolidated level:

Subsidiary	Tax ID	Country of origin	Functional currency	Share percentage direct and indirect
				As of December 31, 2023			As of December 31, 2022
				Direct %	Indirect %	Total %	Total %
Aguas CCU-Nestlé Chile S.A.	76,007,212-5	Chile	Chilean Pesos	–	50.0917	50.0917	50.0917
Cervecera Guayacán SpA. (**)	76,035,409-0	Chile	Chilean Pesos	–	25.0006	25.0006	25.0006
CRECCU S.A. (13)	76,041,227-9	Chile	Chilean Pesos	99.9602	0.0398	100.0000	100.0000
Cervecería Belga de la Patagonia S.A. (**)	76,077,848-6	Chile	Chilean Pesos	–	25.5034	25.5034	25.5034
Inversiones Invex CCU Dos Ltda.	76,126,311-0	Chile	Chilean Pesos	99.8516	0.1484	100.0000	100.0000
Bebidas CCU-PepsiCo SpA. (**)	76,337,371-1	Chile	Chilean Pesos	–	49.9888	49.9888	49.9888
CCU Inversiones II SpA. (1)	76,349,531-0	Chile	US Dollar	99.9547	0.0453	100.0000	100.0000
Cervecería Szot SpA. (**)	76,481,675-7	Chile	Chilean Pesos	–	25.0006	25.0006	25.0006
Bebidas Carozzi CCU SpA. (**)	76,497,609-6	Chile	Chilean Pesos	–	49.9917	49.9917	49.9917
Bebidas Ecusa SpA.	76,517,798-7	Chile	Chilean Pesos	–	99.9834	99.9834	99.9834
Inversiones Invex CCU Ltda. (2)	76,572,360-4	Chile	US Dollar	66.6519	33.3406	99.9925	99.9922
Promarca Internacional SpA. (**)	76,574,762-7	Chile	US Dollar	–	49.9917	49.9917	49.9917
CCU Inversiones S.A. (3)	76,593,550-4	Chile	Chilean Pesos	99.0242	0.9533	99.9775	99.9775
Inversiones Internacionales SpA.	76,688,727-9	Chile	US Dollar	–	80.0000	80.0000	80.0000
Promarca S.A. (**)	76,736,010-K	Chile	Chilean Pesos	–	49.9917	49.9917	49.9917
D&D SpA. (12) (**)	76,920,876-3	Chile	Chilean Pesos	–	40.8105	40.8105	–
La Barra S.A. (9)	77,148,606-1	Chile	Chilean Pesos	99.0000	1.0000	100.0000	100.0000
Mahina SpA. (**)	77,248,551-4	Chile	Chilean Pesos	–	25.0458	25.0458	25.0458
Volcanes del Sur S.A. (8)	77,622,887-7	Chile	Chilean Pesos	–	74.9503	74.9503	74.9503
Transportes CCU Ltda.	79,862,750-3	Chile	Chilean Pesos	98.0000	2.0000	100.0000	100.0000
Fábrica de Envases Plásticos S.A.	86,150,200-7	Chile	Chilean Pesos	95.8904	4.1080	99.9984	99.9984
Millahue S.A.	91,022,000-4	Chile	Chilean Pesos	99.9621	–	99.9621	99.9621
Viña San Pedro Tarapacá S.A. (*) (3)	91,041,000-8	Chile	Chilean Pesos	–	84.6824	84.6824	84.6824
Manantial S.A.	96,711,590-8	Chile	Chilean Pesos	–	50.5519	50.5519	50.5519
Viña Altaïr SpA.	96,969,180-9	Chile	Chilean Pesos	–	84.6824	84.6824	84.6824
Cervecería Kunstmann S.A.	96,981,310-6	Chile	Chilean Pesos	50.0007	–	50.0007	50.0007
Cervecera CCU Chile Ltda. (7)	96,989,120-4	Chile	Chilean Pesos	99.8064	0.1935	99.9999	99.9999
Embotelladoras Chilenas Unidas S.A.	99,501,760-1	Chile	Chilean Pesos	98.8000	1.1834	99.9834	99.9834
Comercial CCU S.A.	99,554,560-8	Chile	Chilean Pesos	50.0000	49.9888	99.9888	99.9888
Compañía Pisquera de Chile S.A.	99,586,280-8	Chile	Chilean Pesos	46.0000	34.0000	80.0000	80.0000
Cía. Cervecerías Unidas Argentina S.A.	0-E	Argentina	Argentine Pesos	–	99.9939	99.9939	99.9937
Compañía Industrial Cervecera S.A. (14)	0-E	Argentina	Argentine Pesos	–	99.9952	99.9952	99.9950
Finca La Celia S.A.	0-E	Argentina	Argentine Pesos	–	84.6824	84.6824	84.6824
Los Huemules S.R.L.	0-E	Argentina	Argentine Pesos	–	74.9980	74.9980	74.9979
Sáenz Briones y Cía. S.A.I.C. (14)	0-E	Argentina	Argentine Pesos	–	–	–	99.9369
Bebidas Bolivianas BBO S.A. (6)	0-E	Bolivia	Bolivians	–	51.0000	51.0000	51.0000
VSPT Winegroup (Shanghai) Limited (11)	0-E	China	Yuan	–	84.6824	84.6824	84.6824
International Spirits Investments USA LLC	0-E	United States	US Dollar	–	80.0000	80.0000	80.0000
VSPT US LLC (4)	0-E	United States	US Dollar	–	84.6824	84.6824	84.6824
VSPT UK Ltd. (5)	0-E	United Kingdom	Sterling Pound	–	84.6824	84.6824	84.6824
Bebidas del Paraguay S.A. (10)	0-E	Paraguay	Paraguayan Guaranies	–	55.0070	55.0070	50.0050
Distribuidora del Paraguay S.A. (10)	0-E	Paraguay	Paraguayan Guaranies	–	54.9640	54.9640	49.9590
Promarca Internacional Paraguay S.R.L. (**)	0-E	Paraguay	Paraguayan Guaranies	–	49.9917	49.9917	49.9917
Sajonia Brewing Company S.R.L.	0-E	Paraguay	Paraguayan Guaranies	–	54.4569	54.4569	49.5049
Andrimar S.A.	0-E	Uruguay	Uruguayan Pesos	–	100.0000	100.0000	100.0000
Coralina S.A.	0-E	Uruguay	Uruguayan Pesos	–	100.0000	100.0000	100.0000
Marzurel S.A.	0-E	Uruguay	Uruguayan Pesos	–	100.0000	100.0000	100.0000
Milotur S.A.	0-E	Uruguay	Uruguayan Pesos	–	100.0000	100.0000	100.0000

(*) Listed company in Chile.

(**) Subsidiaries in which we have an interest of more or equal than 50% through one or more subsidiaries of the Company.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

In addition to what is shown in the preceding table, the following are the percentages of participation with voting rights, in each of the subsidiaries. Each shareholder has one vote per share owned or represented. The percentage of participation with voting rights represents the sum of the direct participation and indirect participation through a subsidiary.

Subsidiary	Tax ID	Country of origin	Functional currency	Share percentage with voting rights
				As of December 31, 2023	As of December 31, 2022
				%	%
Aguas CCU-Nestlé Chile S.A.	76,007,212-5	Chile	Chilean Pesos	50.0917	50.0917
Cervecera Guayacán SpA. (**)	76,035,409-0	Chile	Chilean Pesos	25.0006	25.0006
CRECCU S.A. (13)	76,041,227-9	Chile	Chilean Pesos	100.0000	100.0000
Cervecería Belga de la Patagonia S.A. (**)	76,077,848-6	Chile	Chilean Pesos	25.5034	25.5034
Inversiones Invex CCU Dos Ltda.	76,126,311-0	Chile	Chilean Pesos	100.0000	100.0000
Bebidas CCU-PepsiCo SpA. (**)	76,337,371-1	Chile	Chilean Pesos	49.9888	49.9888
CCU Inversiones II SpA. (1)	76,349,531-0	Chile	US Dollar	100.0000	100.0000
Cervecería Szot SpA. (**)	76,481,675-7	Chile	Chilean Pesos	25.0006	25.0006
Bebidas Carozzi CCU SpA. (**)	76,497,609-6	Chile	Chilean Pesos	49.9917	49.9917
Bebidas Ecusa SpA.	76,517,798-7	Chile	Chilean Pesos	99.9834	99.9834
Inversiones Invex CCU Ltda. (2)	76,572,360-4	Chile	US Dollar	99.9925	99.9922
Promarca Internacional SpA. (**)	76,574,762-7	Chile	US Dollar	49.9917	49.9917
CCU Inversiones S.A. (3)	76,593,550-4	Chile	Chilean Pesos	99.9775	99.9775
Inversiones Internacionales SpA.	76,688,727-9	Chile	US Dollar	80.0000	80.0000
Promarca S.A. (**)	76,736,010-K	Chile	Chilean Pesos	49.9917	49.9917
D&D SpA. (12) (**)	76,920,876-3	Chile	Chilean Pesos	40.8105	–
La Barra S.A. (9)	77,148,606-1	Chile	Chilean Pesos	100.0000	100.0000
Mahina SpA. (**)	77,248,551-4	Chile	Chilean Pesos	25.0458	25.0458
Volcanes del Sur S.A. (8)	77,622,887-7	Chile	Chilean Pesos	74.9503	74.9503
Transportes CCU Ltda.	79,862,750-3	Chile	Chilean Pesos	100.0000	100.0000
Fábrica de Envases Plásticos S.A.	86,150,200-7	Chile	Chilean Pesos	100.0000	100.0000
Millahue S.A.	91,022,000-4	Chile	Chilean Pesos	99.9621	99.9621
Viña San Pedro Tarapacá S.A. (*) (3)	91,041,000-8	Chile	Chilean Pesos	84.6824	84.6824
Manantial S.A.	96,711,590-8	Chile	Chilean Pesos	50.5519	50.5519
Viña Altaïr SpA.	96,969,180-9	Chile	Chilean Pesos	84.6824	84.6824
Cervecería Kunstmann S.A.	96,981,310-6	Chile	Chilean Pesos	50.0007	50.0007
Cervecera CCU Chile Ltda. (7)	96,989,120-4	Chile	Chilean Pesos	100.0000	100.0000
Embotelladoras Chilenas Unidas S.A.	99,501,760-1	Chile	Chilean Pesos	99.9834	99.9834
Comercial CCU S.A.	99,554,560-8	Chile	Chilean Pesos	100.0000	100.0000
Compañía Pisquera de Chile S.A.	99,586,280-8	Chile	Chilean Pesos	80.0000	80.0000
Cía. Cervecerías Unidas Argentina S.A.	0-E	Argentina	Argentine Pesos	100.0000	100.0000
Compañía Industrial Cervecera S.A. (14)	0-E	Argentina	Argentine Pesos	100.0000	100.0000
Finca La Celia S.A.	0-E	Argentina	Argentine Pesos	84.6824	84.6824
Los Huemules S.R.L.	0-E	Argentina	Argentine Pesos	74.9980	74.9979
Sáenz Briones y Cía. S.A.I.C. (14)	0-E	Argentina	Argentine Pesos	–	100.0000
Bebidas Bolivianas BBO S.A. (6)	0-E	Bolivia	Bolivians	51.0000	51.0000
VSPT Winegroup (Shanghai) Limited (11)	0-E	China	Yuan	84.6824	84.6824
International Spirits Investments USA LLC	0-E	United States	US Dollar	80.0000	80.0000
VSPT US LLC (4)	0-E	United States	US Dollar	84.6824	84.6824
VSPT UK Ltd. (5)	0-E	United Kingdom	Sterling Pound	84.6824	84.6824
Bebidas del Paraguay S.A. (10)	0-E	Paraguay	Paraguayan Guaranies	55.0070	50.0050
Distribuidora del Paraguay S.A. (10)	0-E	Paraguay	Paraguayan Guaranies	54.9640	49.9590
Promarca Internacional Paraguay S.R.L. (**)	0-E	Paraguay	Paraguayan Guaranies	49.9917	49.9917
Sajonia Brewing Company S.R.L.	0-E	Paraguay	Paraguayan Guaranies	54.4569	49.5049
Andrimar S.A.	0-E	Uruguay	Uruguayan Pesos	100.0000	100.0000
Coralina S.A.	0-E	Uruguay	Uruguayan Pesos	100.0000	100.0000
Marzurel S.A.	0-E	Uruguay	Uruguayan Pesos	100.0000	100.0000
Milotur S.A.	0-E	Uruguay	Uruguayan Pesos	100.0000	100.0000

(*) Listed company in Chile.

(**) Subsidiaries in which we have an interest of more or equal than 50% through one or more subsidiaries of the Company.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

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

On December 12, 2022, the Company made a capital contribution to the subsidiary CCU Inversiones II SpA. in the amount of US$ 17,000,000 (equivalent to ThCh$ 14,645,670), resulting in a participation of 99.9539% for CCU S.A. and 0.0461% for CCU Inversiones S.A. The latter did not generate effects at the CCU S.A. consolidated level.

On February 28, 2023, the Company made a capital contribution to its subsidiary CCU Inversiones II SpA. by an amount of US$ 4,000,000 (equivalent to ThCh$ 3,324,960), in which the Company ended with a 99.9545% interest and CCU Inversiones S.A. ended with a 0.0455% interest. The latter did not generate effects at the CCU S.A. consolidated level.

On May 9, 2023, the Company made a capital contribution to the subsidiary CCU Inversiones II SpA. for an amount of US$ 1,500,000 (equivalent to ThCh$ 1,190,145), in which the Company reached a 99.9547% interest and CCU Inversiones S.A. reached a 0.0453% interest. The latter did not generate effects at the CCU S.A. consolidated level.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

On May 25, 2023, the Company made a capital contribution to the subsidiary Inversiones Invex CCU Ltda. in the amount of US$ 8,150,000 (equivalent to ThCh$ 6,593,595), in which the Company reached a 66.6519% interest and CCU Inversiones S.A. reached a 33.3481% interest. The latter did not generate effects at the CCU S.A. consolidated level.

(3) CCU Inversiones S.A. and Viña San Pedro Tarapacá S.A.

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

(4) VSPT US LLC

On August 9, 2021, the Company through its subsidiary Viña San Pedro Tarapacá S.A. established the company VSPT US LLC in the United States, the latter with a corporate purpose of marketing, sales and distribution of wine. The company capital amounts to US$ 400,000 (equivalent ThCh$ 337,876), which was paid-in on November 2, 2021.

(5) VSPT UK Ltd.

On June 1, 2022 the company VSPT UK Ltd. was incorporated in United Kingdom, whose corporate purpose is the commercialization of wines. On June 1, 2022 the capital of the company was paid in, which amounts to £ 1 (equivalent to Ch$ 1,135.30).

On November 28, 2022, a capital increase was made for an amount of £ 417,399 (equivalent to ThCh$ 431,444).

(6) Bebidas Bolivianas BBO S.A.

On April 26 and June 13, 2022, the subsidiary CCU Inversiones II SpA. made capital contributions to Bebidas Bolivianas BBO S.A. in the amount of US$ 1,019,971 and US$ 1,019,971 (equivalent to ThCh$ 867,771 and ThCh$ 950,695) respectively, since both partners participated in proportion to the current shareholding, the percentages of participation were maintained.

On January 25, 2023, the subsidiary CCU Inversiones II SpA. made a capital contribution to Bebidas Bolivianas BBO S.A. for US$ 1,784,914 (equivalent to ThCh$ 1,437,659), since both partners contributed in proportion to the current shareholding, the percentages of participation were unchanged.

On May 25, 2023, the subsidiary CCU Inversiones II SpA. made a capital contribution to Bebidas Bolivianas BBO S.A. for US$ 1,784,914 (equivalent to ThCh$ 1,444,049), since both partners contributed in proportion to the current shareholding, the percentages of participation were unchanged.

(7) Cervecera CCU Chile Ltda.

On August 16, 2022, the Company made a capital increase to the subsidiary Cervecera CCU Chile Ltda. in the amount of ThCh$ 6,750,000. As only CCU participated in this capital increase, the participation in Cervecera CCU Chile Ltda. is 99.8064% for CCU and 0.1935% for Millahue S.A. The latter did not generate effects at the CCU S.A. consolidated level.

(8) Volcanes del Sur S.A.

On August 24, 2022, the subsidiaries Cervecería Kunstmann S.A. and Cervecera CCU Chile Ltda. jointly acquired brands of Volcanes del Sur S.A. for ThCh$ 12,950,000. This transaction generated a direct participation in Volcanes del Sur S.A. of 50.1% for Cervecería Kunstmann S.A. and 49.9% for Cervecera CCU Chile Ltda.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

(9) La Barra S.A.

At the Extraordinary Shareholders' Meeting of La Barra S.A., held on September 2, 2022, it was approved to carry out a capital increase for a total of ThCh$ 4,500,000, equivalent to 4,500,000 shares. The Company and the subsidiary Cervecera CCU Chile Ltda. will materialize this capital increase according to their percentage of participation (99% and 1%, respectively). The effective payment date was October 7, 2022. The latter did not generate effects at the CCU S.A. consolidated level.

(10) Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A.

On January 26, 2023, the Office of Foreign Assets Control (OFAC) of the United States Department of the Treasury announced sanctions against Mr. Horacio Cartes Jara, as of that date, shareholder of our subsidiaries Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A. (the "Companies in Paraguay").

On March 1, 2023, Compañía Cervecerías Unidas S.A. through its subsidiary CCU Inversiones II SpA. signed a Private Agreement with the shareholders of the Companies in Paraguay, agreeing to:

i.	The acquisition of all of the shares held by Ms. Sarah Cartes Jara in the Companies in Paraguay, which purchase and sale took place on March 1, 2023, for a total amount of US$ 4,001,920 (equivalent to ThCh$ 3,205,058), and CCU became the holder of a 55.0070% and 54.9640% of Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A. (generating an equity effect of ThCh$ 908,438), respectively; and

ii.	The acquisition by an unrelated third party of Mr. Cartes of all the shares owned by him, within the maximum term that expired on March 17 and subject to CCU agreeing with this third party certain amendments to the current shareholders' agreements of the Companies in Paraguay.

On March 16, 2023 having met the conditions set forth in the Private Agreement, Sudameris Bank S.A.E.C.A. acquired all of Mr. Horacio Cartes Jara participation in the Companies in Paraguay, signing with CCU the respective Shareholders' Agreements, which include corporate governance clauses and other usual clauses for this type of contract, and a Put Option Agreement, for a total of US$ 32,651,973 (present value of US$ 31,745,078, equivalent to ThCh$ 25,949,059 at the date of signing the agreement and US$ 32,555,031, equivalent to ThCh$ 28,554,669 as of December 31, 2023), with respect to the Companies in Paraguay. The options can be exercised by the parties at the beginning of 2024. See Note 2 - Summary of material accounting policies, number 2.7 – Financial instruments - Option Contracts.

As a result, currently the only shareholders of the Companies in Paraguay are CCU, through its subsidiary CCU Inversiones II SpA., and Sudameris Bank S.A.E.C.A.

(11) VSPT Winegroup (Shanghai) Limited

On December 5, 2022, VSPT Winegroup (Shanghai) Limited was incorporated in China for the purpose of commercializing wine. The committed capital of the company amounts US$ 500,000 (equivalent to ThCh$ 438,560 as of December 31, 2023).

(12) D&D SpA.

On January 20, 2023, the subsidiary Compañía Pisquera de Chile S.A. completed the acquisition of a 51.0132% interest in D&D SpA. (company owner of, among others assets, the Pizka brand), a joint stock company engaged in the frozen cocktail business, whose main product is packaged pisco sour. Its main products are manufactured in the production plant located in the district of Quilicura, in the city of Santiago, Chile.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

For this business combination, the fair values of assets and liabilities were determined as follows:

Assets and Liabilities	Fair Value
ThCh$
Total current assets	992,511
Total non-current assets	2,597,635
Total Assets	3,590,146
Total current liabilities	727,196
Total non-current liabilities	636,956
Total Liabilities	1,364,152

Net identifiable assets acquired	2,225,994
Non-controlling interests	(1,090,587)
Goodwill	2,100,677
Investment value	3,236,084

As a result of the fair values indicated above, intangible assets and goodwill have been generated, which are disclosed in Note 17 - Intangible assets other than goodwill and Note 18 - Goodwill, respectively.

On January 20, 2023, the subsidiary Compañía Pisquera de Chile S.A. formalized the acquisition of a 51.0132% interest in D&D SpA. through the purchase and sale of 444 shares for ThCh$ 1,250,000 and subscribed 135 shares through a capital increase for ThCh$ 200,000, leaving CPCH as holder of 579 shares.

On the same date, a share sale and purchase agreement contract was signed between CPCH and Panda SpA and MBB SpA, agreeing that the purchase price will be subject to a contingent consideration based on the financial results of D&D SpA., and classified as a financial liability. The payment, if applicable, must be made within 30 days following the date on which the financial statements corresponding to the first year of calculation (2023) and the second year of calculation (2024), as applicable, are approved by the respective ordinary shareholders' meeting. The contingent consideration is recognized at its fair value at the acquisition date. Fair value will vary based on the probabilities of accomplish of the financial results being achieved. See contingent liability in Note 11 - Accounts and transactions with related parties, number (5).

(13) CRECCU S.A.

On January 9, 2023, at the Extraordinary Shareholders' Meeting of the subsidiary CRECCU S.A., it was agreed to reduce capital by ThCh$ 1,500,000, which was returned to the shareholders, this is, to the Company and the subsidiary CCU Inversiones S.A. in proportion to their participation.

(14) Compañía Industrial Cervecera S.A. y Sáenz Briones y Cía. S.A.I.C.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

On April 3, 2023, the Board of Directors of Compañía Industrial Cervecera S.A. approved a corporate reorganization process between Compañía Industrial Cervecera S.A. and Saenz Briones y Compañía S.A.I.C., defining an effective date for the merger of these companies as of May 1, 2023. This did not have a significant impact on the consolidated financial statements.

Joint operations:

The joint arrangements that qualify as joint operations are as follows:

(a) Promarca S.A.

Promarca S.A. is a closed stock company whose main activity is the acquisition, development and administration of trademarks and their corresponding licensing to their operators.

On December 31, 2023, Promarca S.A. recorded a profit of ThCh$ 6,490,044 (ThCh$ 7,729,870 as of 2022 and ThCh$ 5,854,185 as of 2021) which in accordance with the Company’s policies is 100% distributable.

(b) Bebidas CCU-Pepsico SpA. (“BCP”)

The line of business of this company is manufacture, produce, process, transform, transport, import, export, purchase, sell and in general market all types of concentrates.

On December 31, 2023, BCP recorded a profit of ThCh$ 5,628,818 (M$ 4,781,336 as of 2022 and ThCh$ 2,878,066 as of 2021) which in accordance with the Company’s policies is 100% distributable.

(c) Bebidas Carozzi CCU SpA. (“BCCCU”)

The purpose of this company is the production, marketing and distribution of instant powder drinks in the national territory.

As of December 31, 2023, BCCCU recorded a profit of ThCh$ 769,486 (loss of M$ 292,979 as of 2022 and ThCh$ 562,405 as of 2021).

The companies mentioned above, meet the conditions stipulated in IFRS 11 to be considered "joint operations", since the primary assets in both entities are trademarks, the contractual arrangements establishes that the parties to the joint arrangement share all interests in the assets relating to the arrangement in a specified proportion and their income is 100% from royalties charged to the joint operators for the sale of products using these trademarks.

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

The Transaction also includes the transfer from ABI to CCU-A of: (a) ownership of the brands Isenbeck and Diosa; (b) the ownership of the following registered brands in Argentina: Norte, Iguana and Báltica; and (c) the obligation of ABI to make its reasonable best efforts to cause that certain international premium beer brands are licensed to CCU-A (together with the brands identified in letter (b) above and with the brand Diosa referred to as the "Group of Brands") in Argentine territory.

The Transaction provides for the conclusion of the following contracts:

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

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

Status of the Transaction as of December 31, 2023

As of December 31, 2023 and December 31, 2022, there is no longer any income for this item, for the year ended December 31, 2021, it was recognized in Other income by function US$ 5,002,286, equivalent to ThCh$ 4,225,381 in 2021.

Note 2   Summary of material accounting policies

Significant accounting policies adopted for the preparation of these Consolidated Financial Statements are described below:

2.1	Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

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

The application of the new accounting pronouncements as of January 1, 2023, had no significant effect on the Company's Consolidated Financial Statements.

The following are the New Standards, Improvements, Amendments and Interpretations, mandatory as of the dates indicated:

Next Standard Improvements and Amendments		Mandatory for years beginning in:
Amendments to IAS 1	Presentation of financial statements and accounting policies, classification and liquidation of current and non-current liabilities (non-current liabilities with covenants).	January 1, 2024
Amendments to IAS 7 - IFRS 16	Information to be disclosed on supplier financing agreements.	January 1, 2024
Amendments to IFRS 16	Sale and leaseback leases.	January 1, 2024
Amendments to IAS 21	Lack of exchangeability	January 1, 2025

The Company estimates the adoption of these new Standards, Improvements, Amendments and Interpretations mentioned in the table above will not have a material impact on the Consolidated Financial Statements except for the Amendment to IAS 21, for which management has decided to apply from the mandatory date, i.e. January 1, 2025. Given the volatility of the exchange markets in Argentina and the announcements of amendments to them, it is not possible at this date to estimate the impact that the adoption of this amendment will have.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

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

Investments accounted for using the equity method

Joint ventures and associates

The Company maintains investments in joint arrangements that qualify as joint ventures, which correspond to a contractual agreement by which two or more parties carry out an economic activity that is subject to joint control, and normally involves the establishment of a separate entity in which each party has a share based on a shareholders’ agreement. In addition, the Company maintains investments in associates which are defined as entities in which the investor exercises significant influence but has no control over financial or operating policies and are not a subsidiary or a joint venture.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

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

The Gains (losses) derived from net monetary position of the subsidiaries in Argentina are presented below, which are recorded in Result as per adjustment units:

	For the years ended as of December 31,
	2023	2022	2021
	ThCh$	ThCh$	ThCh$
Gains (losses) derived from net monetary position	(5,668,787)	910,811	3,115,880

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

The exchange rates of the primary foreign currencies, adjustment units and index used in the preparation of the consolidated financial statements are detailed as follows:

Chilean Pesos as per unit of foreign currency or adjustable unit		As of December 31, 2023	As of December 31, 2022	As of December 31, 2021
		Ch$	Ch$	Ch$
Foreign currencies
US Dollar	USD	877.12	855.86	844.69
Cumulative monthly average US Dollar	Average USD	839.79	872.33	759.27
Euro	EUR	970.05	915.95	955.64
Argentine Peso	ARS	1.08	4.83	8.22
Uruguayan Peso	UYU	22.48	21.36	18.91
Canadian Dollar	CAD	663.98	632.61	660.79
Sterling Pound	GBP	1,118.20	1,033.90	1,139.32
Paraguayan Guarani	PYG	0.12	0.12	0.12
Swiss Franc	CHF	1,044.56	927.36	923.66
Bolivian	BOB	126.02	122.97	121.36
Australian Dollar	AUD	599.21	583.01	612.23
Danish Krone	DKK	130.14	123.18	128.51
Brazilian Real	BRL	180.80	161.96	151.68
Colombian Peso	COP	0.23	0.18	0.21
Yuan	CYN	123.15	123.69	132.54
Adjustment units
Unidad de fomento (*)	UF	36,789.36	35,110.98	30,991.74
Unidad indexada (**)	UI	132.13	118.93	98.26
Chilean Pesos as per unit of foreign currency or adjustable unit

(*) The Unidad de Fomento (UF) is a Chilean inflation-indexed, Chilean peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month´s inflation rate.

(**) The Unidad Indexada (UI) is a Uruguay inflation-indexed, Uruguayan peso-denominated monetary unit. The UI rate is set daily in advance based on changes in the previous month´s inflation rate.

Index used in hyperinflationary economies	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021

Argentina Consumer Price Index	3,520.08	1,138.64	578.87
Index percentage variation of Argentina Consumer Price Index	209.1%	95.5%	50.0%

2.5	Cash and cash equivalents

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

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

Derivative instruments classified as hedges are accounted for as cash flows hedges.

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

The total fair value of a hedging derivative is classified as assets or financial liabilities in Other non-current if the maturity of the hedged item is more than 12 months and as other assets or current liabilities if the remaining maturity of the hedged item is less than 12 months. The ineffective portion of these instruments can be viewed in Other gains (losses) of the Consolidated Statements of Income. The effective portion of the change in the fair value of derivative instruments that are designated and qualified as cash flows hedges are initially recognized in Cash Flows Hedge Reserve in a separate component of Equity. The income or loss related to the ineffective portion is immediately recognized in the Consolidated Statement of Income. The amounts accumulated in Equity are reclassified in Income during the same period in which the corresponding hedged item is reflected in the Consolidated Statement of Income. When a cash flows hedge ceases to comply with the hedge accounting criteria, any accumulated income or loss existing in Equity remains in Equity and is recognized when the expected transaction is finally recognized in the Consolidated Statement of Income. When it is estimated that an expected transaction will not occur, the accumulated gain or loss recorded in Equity is immediately recognized in the Consolidated Statement of Income.

Derivative instruments are classified as held for trading unless they are classified as hedge instruments.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Option Contracts

The put option granted was recognised as described in Note 1 - General Information, number (10), and is recorded as a financial liability in the consolidated financial statements.

In relation to non-controlling entities, the policy adopted by the Company is based on the prevalence of IFRS 10 over IAS 32, and therefore the non-controlling interest is retained, as the risks and rewards of ownership have been retained by the non-controlling interest.

Finally, in relation to the financial liability associated with the Option Agreement and consistent with the accounting policy adopted in the previous paragraph, the Option Agreement is initially recognised as a financial liability against equity and is measured both initially and subsequently at the present value of the amount to be repaid, i.e. by discounting the option price at a rate that reflects the credit risk rating of the issuer of the liability (see Note 7 - Financial Instruments).

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

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

Type of Assets	Number of years
Land	Indefinite
Buildings and Constructions	20 to 60
Machinery and equipment	10 to 25
Furmiture and accesories	5 to 10
Others equipments (coolers)	5 to 8
Glass containers, plastics and containers	3 to 12
Vines in production	30

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

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

Regarding the effects on the Consolidated Statement of Income, the depreciation of the right of use is recognized on a monthly basis using the straight-line method over the lease term, together with the financial cost associated to the lease; both are recognized in our P&L during the lease period in order to produce a constant periodic interest rate over the remaining balance of the liability. In case of modifications to the lease agreement, such as lease value, maturity, readjustment index, associated interest rate, etc., the lessee recognizes the amount of the new measurement of the lease liability as an adjustment to the asset for the right of use. Additionally, the Company applied exemptions for leases with remaining terms less than 12 months and leases with a value lower than US$ 5,000. The Company recognizes the lease payments associated with these transactions as a straight-line expense over the term of the lease.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

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

Goodwill generated on acquisitions of joint ventures is assessed for impairment as part of the investment whenever there is an indication that the investment may be impaired.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

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

The Company and subsidiaries have adopted the exception to paragraph 4A of IAS 12, incorporated in the amendment published on May 23, 2023.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

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

The concepts used by the Company to establish provisions charged against income correspond mainly to civil, labor and taxation proceedings that could affect the Company (See Note 24 - Other provisions).

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

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

The primary estimates and professional judgments relate to the following concepts:

•	The valuation of goodwill acquired to determine the existence of losses due to potential impairment (Note 2 - Summary of significant accounting policies (2.16) and Note 18- Goodwill).
•	The valuation of commercial trademarks to determine the existence of potential losses due to potential impairment (Note 2 - Summary of significant accounting policies (2.17) and Note 17 - Intangible assets other than goodwill).
•	The assumptions used in the current calculation of liabilities and obligations to employees (Note 2 - Summary of significant accounting policies (2.20) and Note 26 - Employee benefits).
•	Useful lives of property, plant and equipment (Note 2 - Summary of significant accounting policies (2.12) and Note 19 - Property, plant and equipment) and intangibles (Note 2 - Summary of significant accounting policies (2.15) and Note 17 - Intangible assets other than goodwill).
•	The assumptions used for calculating the fair of value financial instruments (Note 2 - Summary of significant accounting policies (2.7) and Note 7 - Financial instruments).
•	The likelihood of occurrence and amounts estimated in an uncertain or contingent matter (Note 2 - Summary of significant accounting policies (2.21) and Note 24 - Other provisions).
•	The valuation of current Biological assets (Note 2 - Summary of significant accounting policies (2.10) and Note 13 - Biological assets).

Such estimates are based on the best available information of the events analyzed to date in these Consolidated Financial Statements. However, it is possible that events that may occur in the future may result in adjustments to such estimates, which would be recorded prospectively.

Note 4   Accounting changes

During the years ended on December 31, 2023, there have been no changes in the use of accounting principles or relevant changes in any accounting estimates with regard to previous year that have affected these Consolidated Financial Statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

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

As of December 31, 2023, the Company maintained foreign currency obligations amounting to ThCh$ 673,839,310 (ThCh$ 624,587,229 for the year ended December 31, 2022) mostly denominated in US Dollars. Foreign currency obligationsThCh$ 544,341,120 as of December 31, 2023 (ThCh$ 516,448,473 for the year ended December 31, 2022) represent a 42% (39% as of December 31, 2022) of total other financial liabilities. The remaining 58% (61% as of December 31, 2022) is mainly denominated in Unidades de Fomento (inflation-indexed Chilean monetary unit – see inflation risk section) and CLP. In addition, the Company has assets in foreign currency the amount of ThCh$ 564,888,883 (ThCh$ 590,728,935 for the year ended December 31, 2022) that mainly correspond to cash and cash equivalent and export accounts receivable.

Regarding the operations of foreign subsidiaries, the net liability exposure in US Dollars and other currencies amounts to ThCh$ 42,453,444 (ThCh$ 18,055,830 as of December 31, 2022).

To protect the value of the net foreign currency assets and liabilities position of its Chilean and Argentinean operations, the Company enters into derivate contracts (currency forwards) to mitigate any variation in the Chilean peso and Argentinean peso as compared to other currencies.

As of December 31, 2023 the net exposure in Chile, in US Dollars and other currencies after the use of derivate instruments, is liability in the amount of ThCh$ 7,510,628 (ThCh$ 274,781 for the year ended December 31, 2022).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

As of December 31, 2023 of the Company’s total sales, both in Chile and abroad, 5% (6% as of December 31, 2022) corresponds to export sales in foreign currencies, mainly US Dollars, Euros, British pounds and other currencies and approximately 62% (63% as of December 31, 2022) of total direct costs correspond to raw materials and products purchased in foreign currencies, or indexed to such currencies. The Company does not hedge the possible variations in the expected cash flows from such transactions.

The Company is also exposed to fluctuations in exchange rates related to the conversion from the US Dollar, Argentine Peso, the Uruguayan Peso, the Paraguayan Guaraní, the Bolivian Peso, the British pound, the Peruvian Sol and the Colombian Peso to Chilean Pesos with respect to assets, liabilities, income and expenses of its subsidiaries in Argentina, United States, Uruguay, Paraguay, Bolivia, China and United Kingdom, associates in Argentina and Perú and a joint venture in Colombia. The Company does not hedge the risks associated to the conversion of its subsidiaries, whose effects are recorded in equity.

Exchange rate sensitivity analysis

The effect of foreign exchange gains (losses) recognized in the Consolidated Statement of Income by Function for the year ended December 31, 2023, related to assets and liabilities denominated in foreign currency, was a loss of ThCh$ 65,944,570 (ThCh$ 20,173,381 for the year ended December 31, 2022 and ThCh$ 10,149,345 for the year ended December 31, 2021).

Considering the exposure in Chile at December 31, 2023, after the use of derivative instruments is a liability of ThCh$ 7,510,628 (ThCh$ 274,781 as of December 31, 2022), and assuming a 10% increase/decrease in the exchange rate, and keeping constant all other variables such as interest rates constant, it is estimated that the effect on the Company’s net income would be a gain/loss after taxes of ThCh$ 545,052 (ThCh$ 43,941 for the year ended December 31, 2022 and ThCh$ 307,399 or the year ended 2021) associated of the owners of the controller.

Considering that approximately 5% of the Company’s sales revenue comes from export sales carried out in Chile (6% for the year ended December 31, 2022 and 5% for the year ended December 31, 2021), in currencies other than Chilean Peso, and that approximately 62% (63% for the year ended December 31, 2022 and 63% for the year ended December 31, 2021) of the Company’s direct costs are in or indexed to the US Dollar and assuming that the functional currencies will appreciate/depreciate by 10% in respect to the US Dollar, and keeping all other variables constant, the hypothetical effect on the Company’s income would be a gain/loss after taxes of ThCh$ 41,161,484 (ThCh$ 43,950,998 for the year ended December 31, 2022 and ThCh$ 34,891,134 for the year ended December 31, 2021).

The Company can also be affected by changes in the exchange rate of the countries where its foreign subsidiaries operate, since income is converted to Chilean Pesos at the average exchange rate of each month (except for Argentina which uses the end of period exchange rate as the reporting date). The operating income of foreign subsidiaries for the period ended December 31, 2023 was a income of ThCh$ 60,164,242, income of ThCh$ 63,345,544 for the year ended December 31, 2022 and income of ThCh$ 56,990,988 for the year ended December 31, 2021). Therefore, a depreciation/appreciation of 10% in the exchange rate of the Argentine Peso, the Uruguayan Peso, the Paraguayan Guarani and the Bolivian peso against the Chilean Peso, would result in a gain/loss before taxes of ThCh$ 6,016,424 (income of ThCh$ 6,334,554 for the year ended December 31, 2022 and ThCh$ 5,699,099 for the year ended December 31, 2021).

The net investment in foreign subsidiaries, joint ventures and associates as of December 31, 2023 amounted to ThCh$ 287,347,360, ThCh$ 135,198,194 and ThCh$ 1,743,988 respectively (ThCh$ 417,864,198, ThCh$ 127,903,707 and ThCh$ 2,147,907 as of December 31, 2022). Assuming a 10% increase or decrease in the Argentine Peso, Uruguayan Peso, Paraguayan Guarani, Bolivian Peso and Colombian Peso against the Chilean Peso, and maintaining all other variables constant, the increase/decrease would hypothetically result in a gain/loss of ThCh$ 42,428,954 (ThCh$ 54,791,581 the 2022 and ThCh$ 47,864,606 the 2021) recorded as a credit/charge to equity.

The Company does not hedge risks associated to currency conversion of the financial statements of its subsidiaries that have a different functional currency, whose effects are recorded in equity.

Interest rate risk

Interest rate risk mainly originates from the Company’s financing sources.

To manage interest rate risk, the Company has a policy which seeks to reduce the volatility of its finance cost, and maintain a suitable percentage of its debt in fixed rate instruments. The financial position is mainly set by the use of short-term and long-term, as well as derivate instruments such as cross currency swaps.

As of December 31, 2023 and December 31, 2022, after considering the effect of interest rates and currency swaps, a 100% of the Company’s debt is at fixed interest rates

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

The term and conditions of the Company’s obligations with financial institutions as of December 31, 2023, including exchange rates, interest rate, maturities and effective interest rates, are detailed in Note 21 - Other financial liabilities.

Interest rate sensitivity analysis

The total financial cost recognized in the Consolidated Statement of Income by Function for the year ended December 31, 2023, related to short and long-term debt amounted to M$ 77,023,048 (Thch$ 75,930,875 as of 2022 and ThCh$ 35,660,493 as of December 31, 2021).

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

Inflation in Argentina has shown significant increases since the beginning of 2018. The cumulative inflation rate of three years, calculated using different combinations of consumer price indices, has exceeded 100% for several months, and it’s still increasing. The cumulative three-year inflation calculated using the general price index has already exceeded 100%. Therefore, as prescribed by IAS 29, Argentina was declared a hyperinflationary economy as of July 1, 2018. (See Note 2 - Summary of significant accounting policies (2.4)).

Inflation sensitivity analysis

Income from indexation units recognized in the Consolidated Statement of Income by Function for the year ended December 31, 2023, related to UF indexed short and long-term debt and the application of Hyperinflation Accounting in Argentina, is a loss of ThCh$ 14,025,895 (income of ThCh$ 1,198,565 for the year endend December 31, 2022 and income of ThCh$ 2,529,298 for the year endend December 31, 2021). Assuming a reasonably possible 3% increase (decrease) in the Unidad de Fomento and 30% of inflation in Argentina, and keeping all other variables such as interest rates constant, the aforementioned increase/decrease would hypothetically result in a gain/loss of ThCh$ 11,592,842 (ThCh$ 4,681,098 for the year endend December 31, 2022 and ThCh$ 463,190 for the year endend December 31, 2021).

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

The purchase commitments made expose the Company to raw materials price fluctuation risk. CCU Argentina acquires malt from local producers. These raw materials represent approximately 8% (6% for the year endend December 31, 2022 and 8% for the year endend December 31, 2021) of the direct cost of the Chile Operating segment.

For the period ended December 31, 2023 in the Chile Operation segment, the cost of cans represented approximately 21% of direct costs (24% for the year endend December 31, 2022 and 20% for the year endend December 31, 2021). In the International Business Operating segment, the cost of cans represented approximately 32% of direct raw materials costs December 31, 2023 (37% for the year ended December 31, 2022 and 38% for the year ended December 31, 2021).

Concentrates, sugar and plastic containers

The main raw materials used in the production of non-alcoholic beverages are concentrated, which are mainly acquired from licenses, sugar and plastic resin for the manufacturing of plastic bottles and containers. The Company is exposed to price

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

fluctuation risks involving these raw materials, which jointly represent approximately 28% (26% as of December 31, 2022 and 30% as of December 31, 2021) of the direct cost of the Chile Operating segment.

The Company does not engage in hedging raw materials purchases.

Grapes and wine

The main raw materials used by subsidiary Viña San Pedro Tarapacá S.A. (from now VSPT) for wine production are grapes harvested from its own vineyards and grapes and wine acquired from third parties through long-term and spot contracts. In the last 12 months, approximately 34% (27% for the year endend December 31, 2022 and 26% for the year endend December 31, 2021) of VSPT’s total wine supply came from its own vineyards. Regarding our export market, and considering our focus on this market, approximately 57% (45% for the year endend December 31, 2022) and 42% for the year endend December 31, 2021 of our wine supply for export came from our own vineyards.

The remaining 66% (73% for the year endend December 31, 2022 and 74% for the year endend December 31, 2021) supply was purchased from third parties through long-term and spot contracts. In the last 12 months, the subsidiary VSPT acquired 48% (58% for the year enden December 31, 2022 and 60% for the year endend December 31, 2021) of the necessary grapes and wine from third parties through spot contracts. Additionally, the long-term transactions were 17% (15% as of December 31, 2022 and as of December 31, 2021) of the total supply.

We should consider that as of December 31, 2023 wine represents 56% (59% for the year endend December 31, 2022 and 60% for the year endend December 31, 2021) of the total direct cost of the Wine Operating segment, and supplies purchased from third parties represented 27% (34% for the year endend December 31, 2022) and 36% for the year endend December 31, 2021).

Raw material Price sensitivity analysis

Total direct costs in the Consolidated Statement of Income by Function for the year ended December 31, 2023 amounted to ThCh$ 1,090,286,882 (ThCh$ 1,188,930,623 on 2022 and ThCh$ 1,014,092,586 on 2021). Assuming a reasonably possible 8% increase/decrease in the direct cost of each Operating segment and keeping all other variables such as exchange rates constant, the aforesaid increase/decrease would hypothetically result into a gain/loss before taxes of ThCh$ 61,638,324 (ThCh$ 62,291,401 on 2022 and ThCh$ 51,992,161 on 2021) for the Chile Operating segment, ThCh$ 17,294,358 (ThCh$ 23,328,732 as of December 31, 2022 and ThCh$ 20,522,990 as of December 31, 2021) for the International Business Operating segment and ThCh$ 9,926,816 (ThCh$ 11,714,298 as of December 31, 2022 and ThCh$ 10,139,588 as of December 31, 2021) for the Wine operating segment.

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

The domestic market mainly refers to accounts receivables in Chile and represents 65% of total trade accounts receivable (63% for the year ended December 31, 2022). The Company has a wide base of customers that are subject to the policies, procedures and controls established by the Company. Credit limits are established for all customers on the basis of an internal rating and their payment behavior. Outstanding trade accounts receivable are regularly monitored. In addition, the Company purchases credit insurance that covers 90% of individually significant accounts receivable balances, coverage that as of December 31, 2023 is equivalent to 83% (82% as of December 31, 2022) of total accounts receivable.

Overdue, but not impaired, trade accounts receivables represent customers that are less than 24 days overdue (30 as of December 31, 2022).

As of December 31, 2023, the Company has approximately 1,650 customers (1,692 as of December 31, 2022) with more than Ch$ 10 million in debt each, which altogether represent approximately 89% (87% as of December 31, 2022) of total trade accounts receivable. There are 305 customers (328 customers as of December 31, 2022) with balances in excess of Ch$ 50 million each, representing approximately 78% (76% as of December 31, 2022) of the total accounts receivable. The 88% (88% as of December 31, 2022) of those accounts receivable are covered by credit insurance.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

The Company sells its products through retail customers, wholesale distributors and supermarket chains, with a credit worthiness of 99% (99% as of December 31, 2022).

As of December 31, 2023 the Company has no significant guarantees from its customers.

The Company believes that no additional credit risk provisions other than the individual and collective provisions determined as of December 31, 2023, that amount to ThCh$ 7,751,305 (ThCh$ 5,689,741 for the year ended December 31, 2022), are needed since a large percentage of these are covered by insurance (See Note 10 - Trade and other receivable).

Exports market

The credit risk related to accounts receivable from exports is managed by the Head of Credit and Collections and is monitored by the Administration and Finance Management Department. VSPT’s export trade accounts receivable represent 10% of total trade accounts receivable (11% as of December 31, 2022). VSPT has a wide base of customers, in more than eighty countries, which are subject to the policies, procedures and controls established by VSPT. In addition, VSPT acquires credit insurance to cover 90% of individually significant accounts receivable. This coverage accounts for more than 90% (81% as of December 31, 2022) of total accounts receivable are covered. Pending payments of trade accounts receivable are regularly monitored. Apart from the credit insurance, having diversified sales in different countries decreases the credit risk.

As of December 31, 2023 there were 73 customers (68 customers as of December 31, 2022) with more than ThCh$ 65,000 of debt each, which represent 93% (95% as of December 31, 2022) of VSPT´s total export market accounts receivable.

Regarding VSPT’s export customers, overdue, but no impaired, trade accounts receivables are customers that are less than 56 days overdue (41 days average as of December 31, 2022).

The Company believes that no credit risk provisions are necessary other than the individual and collective provisions determined as of December 31, 2023. See analysis of accounts receivable aging and losses due to impairment of accounts receivables (See Note 10 - Trade and other receivable).

Financial investments and derivatives

Financial investments correspond to time deposits, which are financial instruments acquired with repurchase agreements at fixed interest rate, maturing in less than three months placed in financial institutions in Chile, so there are not exposed to significant market risk. Derivatives are measured at fair value and traded only in the Chilean market. Since 2018, the amendment to IFRS 9, which requires changes to the valuation of derivative financial instruments considering the counterparty risk (CVA and DVA), is applied. The CVA and DVA effect is calculated using the probability of default of the counterparty or CCU, when applicable, assuming a 40% recovery rate for each derivative instrument. For CCU, the default probability is obtained from the spread of corporate bonds with the same credit risk rating than CCU, while for the counterparty, considers the sum between the Credit Default Swap (CDS) of Chile and the CDS of Citibank in the United States. As of December 31, 2023 the effect is not material.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

The Company’s financial liabilities maturities as of December 31, 2023 and December 31, 2022 based on non-discounted contractual cash flows are summarized as follows:

As of December 31, 2023	Book value (*)	Contractual flows maturities
		0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Others financial liabilities (no derivative)
Bank borrowings	198,569,040	18,446,613	15,884,136	39,244,074	168,351,944	6,773,214	248,699,981
Bond payable	1,089,489,347	13,599,586	43,987,484	168,542,146	70,621,982	1,105,895,648	1,402,646,846
Lease liabilities	41,204,099	2,417,780	6,258,386	12,657,830	6,149,772	26,518,546	54,002,314
Deposits for return of bottles and containers	11,774,922	–	11,774,922	–	–	–	11,774,922
Put option liability (1)	28,554,669	28,636,699	–	–	–	–	28,636,699
Sub-Total	1,369,592,077	63,100,678	77,904,928	220,444,050	245,123,698	1,139,187,408	1,745,760,762
Derivatives
Derivatives not designated as hedges	468,541	468,541	–	–	–	–	468,541
Derivatives designated as hedges	12,541,188	1,428,407	1,869,494	5,742,758	5,757,322	–	14,797,981
Sub-Total	13,009,729	1,896,948	1,869,494	5,742,758	5,757,322	–	15,266,522
Total	1,382,601,806	64,997,626	79,774,422	226,186,808	250,881,020	1,139,187,408	1,761,027,284

(*) See current and non-current book value in Note 7 - Financial Instruments.

(1)	See Note 1 - General Information, letter C, number (10).

As of December 31, 2022	Book value (*)	Contractual flows maturities
		0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Others financial liabilities (no derivative)
Bank borrowings	219,577,086	32,305,088	108,934,345	21,298,955	68,848,369	15,568,993	246,955,750
Bond payable	1,112,554,014	17,366,393	33,370,503	178,617,720	109,662,435	1,112,436,605	1,451,453,656
Lease liabilities	40,427,168	2,840,482	7,570,840	11,078,825	4,625,260	25,965,311	52,080,718
Deposits for return of bottles and containers	11,912,090	–	11,912,090	–	–	–	11,912,090
Sub-Total	1,384,470,358	52,511,963	161,787,778	210,995,500	183,136,064	1,153,970,909	1,762,402,214
Derivatives
Derivatives not designated as hedges	3,753,264	3,753,264	–	–	–	–	3,753,264
Derivatives designated as hedges	13,789,496	2,258,210	3,319,743	5,980,373	5,965,808	–	17,524,134
Sub-Total	17,542,760	6,011,474	3,319,743	5,980,373	5,965,808	–	21,277,398
Total	1,402,013,118	58,523,437	165,107,521	216,975,873	189,101,872	1,153,970,909	1,783,679,612

(*) See current and non-current book value in Note 7 - Financial Instruments.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

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

The Company does not have any customers representing more than 10% of consolidated revenues.

The detail of the segments is presented in the following tables:

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

a)	Information as per operating segments for the years ended December 31, 2023 and 2022:

	Chile		International Business		Wines		Others		Total
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net sales	1,714,560,272	1,627,114,439	566,277,644	761,302,617	234,510,659	268,794,991	–	–	2,515,348,575	2,657,212,047
Others income	22,428,784	25,681,177	19,740,170	19,374,495	5,495,301	6,840,932	2,543,237	2,326,297	50,207,492	54,222,901
Sales revenue between segments	21,982,179	20,553,741	466,547	1,886,239	12,819,535	20,713,970	(35,268,261)	(43,153,950)	–	–
Net sales	1,758,971,235	1,673,349,357	586,484,361	782,563,351	252,825,495	296,349,893	(32,725,024)	(40,827,653)	2,565,556,067	2,711,434,948
Change %	5.1	–	(25.1)	–	(14.7)	–	–	–	(5.4)	–
Cost of sales	(953,938,348)	(972,143,151)	(285,512,340)	(389,025,772)	(156,502,790)	(183,138,062)	17,341,512	29,381,676	(1,378,611,966)	(1,514,925,309)
% of Net sales	54.2	58.1	48.7	49.7	61.9	61.8	–	–	53.7	55.9
Gross margin	805,032,887	701,206,206	300,972,021	393,537,579	96,322,705	113,211,831	(15,383,512)	(11,445,977)	1,186,944,101	1,196,509,639
% of Net sales	45.8	41.9	51.3	50.3	38.1	38.2	–	–	46.3	44.1
MSD&A (1)	(601,496,981)	(544,219,910)	(243,405,220)	(332,194,128)	(77,362,794)	(75,131,811)	(14,007,196)	(16,377,702)	(936,272,191)	(967,923,551)
% of Net sales	34.2	32.5	41.5	42.4	30.6	25.4	–	–	36.5	35.7
Others operating income (expenses)	1,049,865	(233,217)	(13,487)	1,569,929	1,058,998	966,449	515,889	541,907	2,611,265	2,845,068
Adjusted operating result (2)	204,585,771	156,753,079	57,553,314	62,913,380	20,018,909	39,046,469	(28,874,819)	(27,281,772)	253,283,175	231,431,156
Change %	30.5	–	(8.5)	–	(48.7)	–	–	–	9.4	–
% of Net sales	11.6	9.4	9.8	8.0	7.9	13.2	–	–	9.9	8.5
Net financial expense	–	–	–	–	–	–	–	–	(37,620,556)	(53,060,337)
Share of net income (loss) of joint ventures and associates accounted for using the equity method	–	–	–	–	–	–	–	–	(19,217,758)	(10,978,068)
Gains (losses) on exchange differences	–	–	–	–	–	–	–	–	(65,944,570)	(20,173,381)
Result as per adjustment units	–	–	–	–	–	–	–	–	(14,025,895)	1,198,565
Other gains (losses)	–	–	–	–	–	–	–	–	(13,316,208)	(12,669,540)
Income before taxes									103,158,188	135,748,395
Income tax (expense) benefit									15,267,255	(263,943)
Net income for year									118,425,443	135,484,452
Non-controlling interests									12,772,715	17,316,101
Net income attributable to equity holders of the parent									105,652,728	118,168,351
Depreciation and amortization	78,823,699	70,252,736	28,010,403	38,909,547	12,165,441	12,328,271	7,119,655	5,006,939	126,119,198	126,497,493
ORBDA (3)	283,409,470	227,005,815	85,563,717	101,822,927	32,184,350	51,374,740	(21,755,164)	(22,274,833)	379,402,373	357,928,649
Change %	24.8	–	(16.0)	–	(37.4)	–	–	–	6.0	–
% of Net sales	16.1	13.6	14.6	13.0	12.7	17.3	–	–	14.8	13.2

(1)	MSD&A included Marketing, Selling, Distribution and Administrative expenses.
(2)	Adjusted operating result (for management purposes we have defined it as Net income before net financial expense, gain (losses) of joint venture and associates accounted for using the equity method, gains (losses) on exchange differences, result as per adjustment units and income taxes).
(3)	ORBDA (for management purposes we have defined it as Adjusted Operating Result before Depreciation and Amortization).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

b)	Information as per operating segments for the years ended December 31, 2022 and 2021:

	Chile		International Business		Wines		Others		Total
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net sales	1,627,114,439	1,538,677,522	761,302,617	657,839,497	268,794,991	245,271,440	–	–	2,657,212,047	2,441,788,459
Others income	25,681,177	21,328,227	19,374,495	15,022,421	6,840,932	5,138,052	2,326,297	1,435,121	54,222,901	42,923,821
Sales revenue between segments	20,553,741	18,146,164	1,886,239	5,082,733	20,713,970	11,210,573	(43,153,950)	(34,439,470)	–	–
Net sales	1,673,349,357	1,578,151,913	782,563,351	677,944,651	296,349,893	261,620,065	(40,827,653)	(33,004,349)	2,711,434,948	2,484,712,280
Change %	6.0	–	15.4	–	13.3	–	–	–	9.1	–
Cost of sales	(972,143,151)	(810,802,559)	(389,025,772)	(341,082,046)	(183,138,062)	(159,494,416)	29,381,676	19,819,224	(1,514,925,309)	(1,291,559,797)
% of Net sales	58.1	51.4	49.7	50.3	61.8	61.0	–	–	55.9	52.0
Gross margin	701,206,206	767,349,354	393,537,579	336,862,605	113,211,831	102,125,649	(11,445,977)	(13,185,125)	1,196,509,639	1,193,152,483
% of Net sales	41.9	48.6	50.3	49.7	38.2	39.0	–	–	44.1	48.0
MSD&A (1)	(544,219,910)	(506,891,948)	(332,194,128)	(288,303,183)	(75,131,811)	(69,052,335)	(16,377,702)	(17,929,915)	(967,923,551)	(882,177,381)
% of Net sales	32.5	32.1	42.4	42.5	25.4	26.4	–	–	35.7	35.5
Others operating income (expenses)	(233,217)	1,077,090	1,569,929	8,004,833	966,449	605,853	541,907	217,971	2,845,068	9,905,747
Adjusted operating result (2)	156,753,079	261,534,496	62,913,380	56,564,255	39,046,469	33,679,167	(27,281,772)	(30,897,069)	231,431,156	320,880,849
Change %	(40.1)	–	11.2	–	15.9	–	–	–	(27.9)	–
% of Net sales	9.4	16.6	8.0	8.3	13.2	12.9	–	–	8.5	12.9
Net financial expense	–	–	–	–	–	–	–	–	(53,060,337)	(21,396,824)
Share of net income (loss) of joint ventures and associates accounted for using the equity method	–	–	–	–	–	–	–	–	(10,978,068)	226,026
Foreign currency exchange differences	–	–	–	–	–	–	–	–	(20,173,381)	(10,149,345)
Result as per adjustment units	–	–	–	–	–	–	–	–	1,198,565	2,529,298
Other gains (losses)	–	–	–	–	–	–	–	–	(12,669,540)	(9,590,450
Income before taxes									135,748,395	301,680,454
Income tax (expense) benefit									(263,943)	(82,629,773)
Net income for year									135,484,452	219,050,681
Non-controlling interests									17,316,101	19,887,950
Net income attributable to equity holders of the parent									118,168,351	199,162,731
Depreciation and amortization	70,252,736	73,082,403	38,909,547	34,289,517	12,328,271	12,011,674	5,006,939	4,733,145	126,497,493	124,116,739
ORBDA (3)	227,005,815	334,616,899	101,822,927	90,853,772	51,374,740	45,690,841	(22,274,833)	(26,163,924)	357,928,649	444,997,588
Change %	(32.2)	–	12.1	–	12.4	–	–	–	(19.6)	–
% of Net sales	13.6	21.2	13.0	13.4	17.3	17.5	–	–	13.2	17.9

(1)	MSD&A included Marketing, Selling, Distribution and Administrative expenses.
(2)	Adjusted operating result (for management purposes we have defined it as Net income before net financial expense, gain (losses) of joint venture and associates accounted for using the equity method, gains (losses) on exchange differences, result as per adjustment units and income taxes).
(3)	ORBDA (for management purposes we have defined it as Adjusted Operating Result before Depreciation and Amortization).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Sales information by geographic location

Net sales per geographical location	For the years ended as of December 31,
	2023	2022	2021
	ThCh$	ThCh$	ThCh$
Chile (1)	1,960,179,879	1,896,472,434	1,781,697,146
Argentina (2)	479,815,516	700,321,546	612,603,034
Uruguay	34,750,501	28,961,604	21,643,168
Paraguay	70,348,122	65,639,419	48,286,593
Bolivia	20,462,049	20,039,945	20,482,339
Foreign countries	605,376,188	814,962,514	703,015,134
Total	2,565,556,067	2,711,434,948	2,484,712,280
(1)	Includes net sales correspond to Corporate Support Unit and eliminations between geographical locations. Additionally, includes net sales made in Chile of the Wines Operating segment.
(2)	Includes net sales made by the subsidiaries Finca La Celia S.A. and Los Huemules S.R.L., registered under the Wines Operating segment and Chile Operating segment, respectively.

Sales information by customer

Net Sales	For the years ended as of December 31,
	2023	2022	2021
	ThCh$	ThCh$	ThCh$
Domestic sales	2,448,913,805	2,559,606,624	2,354,364,404
Exports sales	116,642,262	151,828,324	130,347,876
Total	2,565,556,067	2,711,434,948	2,484,712,280

Sales information by product category

Sales information by product category	For the years ended as of December 31,
	2023	2022	2021
	ThCh$	ThCh$	ThCh$
Alcoholic business	1,618,117,846	1,818,810,903	1,713,348,191
Non-alcoholic business	897,230,729	838,401,144	728,440,268
Others (1)	50,207,492	54,222,901	42,923,821
Total	2,565,556,067	2,711,434,948	2,484,712,280

(1)	Others consist mainly of sales of by-products and packaging including bottles, pallets, and glasses.

Depreciation and amortization as per operating segments

Depreciation and amortization	For the years ended as of December 31,
	2023	2022	2021
	ThCh$	ThCh$	ThCh$
Chile operating segment	78,823,699	70,252,736	73,082,403
International Business operating segment	28,010,403	38,909,547	34,289,517
Wines operating segment	12,165,441	12,328,271	12,011,674
Others (1)	7,119,655	5,006,939	4,733,145
Total	126,119,198	126,497,493	124,116,739

(1)	Includes depreciation and amortization corresponding to the Corporate Support Units.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Cash flows Operating Segments

Cash flows Operating Segments	For the years ended as of December 31,
	2023	2022	2021
	ThCh$	ThCh$	ThCh$
Cash flows from operating activities	294,097,407	45,937,153	293,355,573
Chile operating segment	131,525,546	16,363,598	121,754,766
International business operating segment	69,414,222	68,638,330	101,401,629
Wines operating segment	21,783,654	6,000,923	19,545,855
Others (1)	71,373,985	(45,065,698)	50,653,323

Cash flows from investing activities	(137,231,817)	(236,456,796)	(178,992,533)
Chile operating segment	(60,441,964)	(144,848,367)	(40,365,451)
International business operating segment	(38,973,597)	(67,910,992)	(63,129,231)
Wines operating segment	(11,310,213)	(13,030,601)	(8,920,470)
Others (1)	(26,506,043)	(10,666,836)	(66,577,381)

Cash flows from financing activities	(118,036,175)	537,101,943	(233,643,855)
Chile operating segment	(27,109,286)	45,534,885	(107,692,241)
International business operating segment	1,426,434	3,751,919	(9,003,717)
Wines operating segment	(5,351,845)	(30,597,389)	(40,134,129)
Others (1)	(87,001,478)	518,412,528	(76,813,768)

(1)	Others include Corporate Support Units.

Capital expenditures as per operating segments

Capital expenditures (property, plant and equipment and software additions)	For the years ended as of December 31,
	2023	2022	2021
	ThCh$	ThCh$	ThCh$
Chile operating segment	80,678,753	146,703,164	94,336,053
International Business operating segment	36,284,427	42,064,662	63,288,453
Wines operating segment	11,600,973	13,869,824	8,977,284
Others (1)	883,687	965,840	5,252,192
Total	129,447,840	203,603,490	171,853,982

(1)	Others include the capital investments corresponding to the Corporate Support Units.

Assets as per operating segments

Assets as per Operating segment	As of December 31, 2023	As of December 31, 2022
	ThCh$	ThCh$
Chile operating segment	1,750,524,550	1,705,948,397
International Business operating segment	541,973,292	742,411,775
Wines operating segment	433,443,907	443,365,402
Others (1)	698,004,531	703,353,405
Total	3,423,946,280	3,595,078,979

(1)	Includes assets corresponding to the Corporate Support Units.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Assets per geographic location

Assets per geographical location	As of December 31, 2023	As of December 31, 2022
	ThCh$	ThCh$
Chile (1)	2,847,015,037	2,799,011,955
Argentina (2)	465,498,008	658,747,694
Uruguay	35,961,224	31,045,777
Paraguay	32,405,738	66,096,952
Bolivia	40,639,592	38,276,794
Others (3)	2,426,681	1,899,807
Total	3,423,946,280	3,595,078,979

(1)	Includes the assets corresponding to the Corporate Support Units and eliminations between geographic location and investments in associates and joint ventures. Additionally, includes part of Wines Operating segment and excludes its argentine subsidiary Finca La Celia S.A.
(2)	Includes the assets of the subsidiaries Finca La Celia S.A. and Los Huemules S.R.L. registered under the Wines Operating segment and Chile Operating segment, respectively.
(3)	Includes the assets of the subsidiaries VSPT UD LLC, VSPT UK Ltd. and VSPT Winegroup (Shangai) Limited.

Liabilities as per operating segments

Liabilities as per Operating segment	As of December 31, 2023	As of December 31, 2022
	ThCh$	ThCh$
Chile operating segment	703,705,503	814,262,800
International Business operating segment	265,663,942	316,320,502
Wines operating segment	161,313,082	161,308,309
Others (1)	955,881,172	867,218,315
Total	2,086,563,699	2,159,109,926

(1)	Others include liabilities corresponding to the Corporate Support Units.

Operating Segment’s additional information

The following is a reconciliation of on Net income for the period, the main comparable IFRS measure to Adjusted Operating Result for the periods ended December 31, 2023, 2022 and 2021:

	For the years ended December 31,
	2023	2022	2021
	ThCh$	ThCh$	ThCh$
Net income of year	118,425,443	135,484,452	219,050,681
Add (Subtract):
Other gains (losses)	(13,316,208	(12,669,540	(9,590,450)
Finance income	(39,402,492)	(22,870,538)	(14,263,669)
Finance costs	77,023,048	75,930,875	35,660,493
Share of net income (loss) of joint ventures and associates accounted for using the equity method	(19,217,758	(10,978,068	(226,026)
Gains (losses) on exchange differences	65,944,570	20,173,381	10,149,345
Result as per adjustment units	14,025,895	(1,198,565)	(2,529,298)
Income tax (expense) benefit	(15,267,255)	263,943	82,629,773
Adjusted operating result	253,283,175	231,431,156	320,880,849
Depreciation and amortization	126,119,198	126,497,493	124,116,739
ORBDA	379,402,373	357,928,649	444,997,588

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

The following is a reconciliation of the consolidated amounts presented for MSD&A with the comparable amounts presented on the face of our consolidated statement of income:

	For the years ended December 31.
	2023	2022	2021
	ThCh$	ThCh$	ThCh$
Consolidated statement of income
Distribution costs	(470,120,810)	(504,184,248)	(438,601,936)
Administrative expenses	(197,256,571)	(187,421,796)	(161,390,779)
Others expenses by function	(270,703,334)	(278,757,105)	(284,087,358)
Others expenses included in ´Others expenses by function´	1,808,524	2,439,598	1,902,692
Total MSD&A	(936,272,191)	(967,923,551)	(882,177,381)

Note 7   Financial Instruments

Financial instruments categories

The carrying amounts of each financial instrument category are detailed as follows:

	As of December 31, 2023		As of December 31, 2022
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Derivatives not designated as hedges	282,032	–	421,051	–
Marketable securities and investments in other companies	3,314,469	–	11,956,585	–
Derivatives designated as hedges	3,844,149	29,981,745	33,280,356	37,054,245
Total others financial assets	7,440,650	29,981,745	45,657,992	37,054,245
Accounts receivavble - trade and other current receivables (net)	446,486,753	3,313,742	445,263,536	3,941,760
Accounts receivable from related parties	9,040,528	42,506	6,204,099	42,506
Total accounts receivables	455,527,281	3,356,248	451,467,635	3,984,266
Sub-Total financial assets	462,967,931	33,337,993	497,125,627	41,038,511
Cash and cash equivalents	618,154,016	–	597,081,675	–
Total financial assets	1,081,121,947	33,337,993	1,094,207,302	41,038,511
Bank borrowings	24,494,870	174,074,170	134,737,116	84,839,970
Bond payable	38,650,859	1,050,838,488	30,871,086	1,081,682,928
Deposits for return of bottles and containers	11,774,922	–	11,912,090	–
Put option liability (1)	28,554,669	–	–	–
Total financial liabilities measured at amortized cost	103,475,320	1,224,912,658	177,520,292	1,166,522,898
Derivatives not designated as hedges	468,541	–	3,753,264	–
Derivatives designated as hedges	3,207,739	9,333,449	4,605,695	9,183,801
Total financial derivative liabilities	3,676,280	9,333,449	8,358,959	9,183,801
Total others financial liabilities (*)	107,151,600	1,234,246,107	185,879,251	1,175,706,699
Lease Liabilities	7,142,360	34,061,739	9,120,616	31,306,552
Total lease liabilities (**)	7,142,360	34,061,739	9,120,616	31,306,552
Accounts receivavble - trade and other current receivables	434,974,163	88,596	491,315,277	20,945
Accounts payable to related parties	55,140,630	536,083	34,282,408	–
Total commercial obligations and other accounts payable	490,114,793	624,679	525,597,685	20,945
Total financial liabilities	604,408,753	1,268,932,525	720,597,552	1,207,034,196

(1)	See Note 1 - General information, letter C, number (10).
(*)	See Note 21 - Other financial liabilities.
(**)	See Note 22 - Lease liabilities.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Fair value of Financial instruments

The following tables show fair values, based on financial instrument categories, compared to the carrying amount included in the Consolidated Statements of Financial Position:

a)	Financial assets and liabilities are detailed as follows:

	As of December 31, 2023		As of December 31, 2022
	Book Value	Fair Value	Book Value	Fair Value
	ThCh$	ThCh$	ThCh$	ThCh$
Derivatives not designated as hedges	282,032	282,032	421,051	421,051
Marketable securities and investments in other companies	3,314,469	3,314,469	11,956,585	11,956,585
Derivatives designated as hedges	33,825,894	33,825,894	70,334,601	70,334,601
Total others financial assets	37,422,395	37,422,395	82,712,237	82,712,237
Accounts receivavble - trade and other current receivables (net)	449,800,495	449,800,495	449,205,296	449,205,296
Accounts receivable from related parties	9,083,034	9,083,034	6,246,605	6,246,605
Total accounts receivables	458,883,529	458,883,529	455,451,901	455,451,901
Sub-Total financial assets	496,305,924	496,305,924	538,164,138	538,164,138
Cash and cash equivalents	618,154,016	618,154,016	597,081,675	597,081,675
Total financial assets	1,114,459,940	1,114,459,940	1,135,245,813	1,135,245,813
Bank borrowings	198,569,040	202,837,636	219,577,086	222,603,740
Bond payable	1,089,489,347	963,749,615	1,112,554,014	1,012,325,805
Deposits for return of bottles and containers	11,774,922	11,774,922	11,912,090	11,912,090
Put option liability (1)	28,554,669	28,554,669	–	–
Total financial liabilities measured at amortized cost	1,328,387,978	1,206,916,842	1,344,043,190	1,246,841,635
Derivatives not designated as hedges	468,541	468,541	3,753,264	3,753,264
Derivatives designated as hedges	12,541,188	12,541,188	13,789,496	13,789,496
Total financial derivative liabilities	13,009,729	13,009,729	17,542,760	17,542,760
Total others financial liabilities (*)	1,341,397,707	1,219,926,571	1,361,585,950	1,264,384,395
Lease Liabilities	41,204,099	41,204,099	40,427,168	40,427,168
Total lease liabilities (**)	41,204,099	41,204,099	40,427,168	40,427,168
Accounts receivavble - trade and other current receivables	435,062,759	435,062,759	491,336,222	491,336,222
Accounts payable to related parties	55,676,713	55,676,713	34,282,408	34,282,408
Total commercial obligations and other accounts payable	490,739,472	490,739,472	525,618,630	525,618,630
Total financial liabilities	1,873,341,278	1,751,870,142	1,927,631,748	1,830,430,193

(1)	See Note 1 - General information, letter C, number (10).

(*) See Note 21 - Other financial liabilities.

(**) See Note 22 - Lease liabilities.

The carrying amount of cash and cash equivalents, other financial assets, deposits for return of bottles and containers, put option liability and lease liabilities approximate their fair value due to their short-term nature or by its valuation methodology while loans receivable and accounts receivable are due to the fact that any collection loss is already reflected in the impairment loss provision.

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

The fair value of bank borrowings and Bonds payable has hierarchy level 2 of fair value. The financial liability under the Option Contract is measured initially and subsequently using level 3 inputs by determining the fair value of the market price for the exercise of the 44.99% share option, discounted to present value using the Company's risk rate.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

b)	Financial instruments by category:

As of December 31, 2023	Fair value with changes in income	Financial assets measured at amortized cost	Fair value with changes in comprehension income	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets
Derivatives not designated as hedges	282,032	–	–	282,032
Marketable securities and investments in other companies	3,314,469	–	–	3,314,469
Derivatives designated as hedges	–	–	33,825,894	33,825,894
Total others financial assets	3,596,501	–	33,825,894	37,422,395
Cash and cash equivalents	–	618,154,016	–	618,154,016
Trade and other receivable (net)	–	449,800,495	–	449,800,495
Accounts receivable from related parties	–	9,083,034	–	9,083,034
Total financial assets	3,596,501	1,077,037,545	33,825,894	1,114,459,940

As of December 31, 2023	Fair value with changes in income	Fair value with changes in comprehension income	Financial liabilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial liabilities
Bank borrowings	–	–	198,569,040	198,569,040
Bond payable	–	–	1,089,489,347	1,089,489,347
Deposits for return of bottles and containers	–	–	11,774,922	11,774,922
Derivatives not designated as hedges	468,541	–	–	468,541
Derivatives designated as hedges	–	12,541,188	–	12,541,188
Put option liability	–	–	28,554,669	28,554,669
Total Others financial liabilities	468,541	12,541,188	1,328,387,978	1,341,397,707
Lease liabilities	–	–	41,204,099	41,204,099
Trade and other current payables	–	–	435,062,759	435,062,759
Accounts payable to related parties	–	–	55,676,713	55,676,713
Total financial liabilities	468,541	12,541,188	1,860,331,549	1,873,341,278

As of December 31, 2022	Fair value with changes in income	Financial assets measured at amortized cost	Fair value with changes in comprehension income	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets
Derivatives not designated as hedges	421,051	–	–	421,051
Marketable securities and investments in other companies	11,956,585	–	–	11,956,585
Derivatives designated as hedges	–	–	70,334,601	70,334,601
Total others financial assets	12,377,636	–	70,334,601	82,712,237
Cash and cash equivalents	–	597,081,675	–	597,081,675
Trade and other receivable (net)	–	449,205,296	–	449,205,296
Accounts receivable from related parties	–	6,246,605	–	6,246,605
Total financial assets	12,377,636	1,052,533,576	70,334,601	1,135,245,813

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

As of December 31, 2022	Fair value with changes in income	Fair value with changes in comprehension income	Financial liabilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial liabilities
Bank borrowings	–	–	219,577,086	219,577,086
Bond payable	–	–	1,112,554,014	1,112,554,014
Deposits for return of bottles and containers	–	–	11,912,090	11,912,090
Derivatives not designated as hedges	3,753,264	–	–	3,753,264
Derivatives designated as hedges	–	13,789,496	–	13,789,496
Total Others financial liabilities	3,753,264	13,789,496	1,344,043,190	1,361,585,950
Lease liabilities	–	–	40,427,168	40,427,168
Trade and other current payables	–	–	491,336,222	491,336,222
Accounts payable to related parties	–	–	34,282,408	34,282,408
Total financial liabilities	3,753,264	13,789,496	1,910,088,988	1,927,631,748

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Derivative Instruments

The detail of maturities, number of derivative agreements, contracted nominal amounts, fair values and the classification of such derivative instruments by type of agreement at the closing of each year, are detailed as follows:

	As of December 31, 2023				As of December 31, 2022
	Number of agreements	Nominal amounts thousand	Asset	Liability	Number of agreements	Nominal amounts thousand	Asset	Liability
			ThCh$	ThCh$			ThCh$	ThCh$
Cross currency swaps UF/CLP	2	4,625	32,586,117	12,129,230	5	11,455	69,024,803	13,389,059
Less than a year			3,844,149	2,795,781			33,280,356	4,205,258
Between 1 and 5 years			15,028,294	9,333,449			18,986,487	9,183,801
More than 5 years			13,713,674	–			16,757,960	–
Cross currency swaps UF/EURO	1	296	1,059,999	49,840	1	296	1,243,303	45,392
Less than a year			–	49,840			–	45,392
Between 1 and 5 years			1,059,999	–			1,243,303	–
Cross currency swaps UF/USD	1	479	179,778	362,118	1	479	66,495	355,045
Less than a year			–	362,118			–	355,045
Between 1 and 5 years			179,778	–			66,495	–
Subtotal hedging derivatives	4		33,825,894	12,541,188	7		70,334,601	13,789,496
Forwards USD	22	141,145	252,476	408,679	27	154,156	293,023	3,699,120
Less than a year	22	141,145	252,476	408,679			293,023	3,699,120
Forwards Euro	6	6,275	3,553	34,468	6	12,860	13,999	52,421
Less than a year	6	6,275	3,553	34,468			13,999	52,421
Forwards CAD	2	2,000	–	25,394	2	1,870	90,550	–
Less than a year	2	2,000	–	25,394			90,550	–
Forwards GBP	3	752	26,003	–	3	774	23,479	1,723
Less than a year			26,003	–			23,479	1,723
Subtotal derivatives with effects on income	33		282,032	468,541	38		421,051	3,753,264
Total instruments	37		34,107,926	13,009,729	45		70,755,652	17,542,760

These derivative agreements have been entered into as a hedge of exchange rate risk exposure. In the case of forwards, the Company does not comply with the formal requirements for hedging designation; consequently, their effects are recorded in Income, in Other gains (losses).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

In the case of Cross Currency Swap, these qualify as cash flows hedges of the cash flows related to loans from Banco de Chile and Scotiabank Chile. See additional disclosures in Note 21 - Other financial liabilities.

As of December 31, 2023
Entity	Nature of risks covered	Assets		Liabilities		Fair value of net asset (liabilities)	Maturity
		Currency	Amount	Currency	Amount	Amount
			ThCh$		ThCh$	ThCh$
Banco Santander - Chile	Flow by exchange rate on bonds payable	UF	81,405,269	CLP	79,820,831	1,584,438	03-15-2032
Banco Santander - Chile	Flow by exchange rate on bonds payable	UF	94,104,646	CLP	75,232,197	18,872,449	06-01-2027
Scotiabank Chile	Flow by exchange rate on bonds payable	UF	17,020,211	USD	17,202,551	(182,340)	06-01-2025
Scotiabank Chile	Flow by exchange rate on bonds payable	UF	10,558,552	EUR	9,548,393	1,010,159	06-02-2025

As of December 31, 2022
Entity	Nature of risks covered	Assets		Liabilities		Fair value of net asset (liabilities)	Maturity
		Currency	Amount	Currency	Amount	Amount
			ThCh$		ThCh$	ThCh$
Banco Santander - Chile	Flow by exchange rate on bonds payable	UF	82,322,384	CLP	80,933,348	1,389,036	03-15-2032
Banco Santander - Chile	Flow by exchange rate on bonds payable	UF	105,013,688	CLP	85,070,350	19,943,338	08-10-2023
Banco Santander - Chile	Flow by exchange rate on bonds payable	UF	100,564,068	CLP	81,917,436	18,646,632	06-01-2023
Scotiabank Chile	Flow by exchange rate on bonds payable	UF	69,182,555	CLP	55,845,532	13,337,023	06-01-2023
Scotiabank Chile	Flow by exchange rate on bonds payable	UF	51,120,767	CLP	48,801,052	2,319,715	03-15-2030
Scotiabank Chile	Flow by exchange rate on bonds payable	UF	16,322,595	USD	16,611,145	(288,550)	06-01-2025
Scotiabank Chile	Flow by exchange rate on bonds payable	UF	10,102,729	EUR	8,904,818	1,197,911	06-02-2025

The Consolidated Statement of Other Comprehensive Income includes under the caption cash flows hedge, for the year ended December 31, 2023 a charge before income taxes of ThCh$ 4,379,170 (ThCh$ 12,415,374 as of December 31, 2022 and ThCh$ 2,168,254 as of December 31, 2021), related to the fair value of Cross Currency Swap derivatives instruments.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Fair value hierarchies

The financial instruments recorded at fair value in the Statement of Financial Position are classified as follows, depending on the method used to obtain their fair values:

Level 1	Fair values obtained through direct reference to quoted market prices, without any adjustment.

Level 2	Fair values obtained through the use of valuation models accepted in the market and based on prices other than those of Level 1, which may be directly or indirectly observed as of the measurement date (adjusted prices).

Level 3	Fair values obtained through internally developed models or methodologies that use information which may not be observed or which is illiquid.

The fair value of financial instruments recorded at fair value in the Consolidated Financial Statements, is detailed as follows:

As of December 31, 2023	Recorded fair value	Fair value hierarchy
		level 1	level 2	level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Derivatives not designated as hedges	282,032	–	282,032	–
Marketable securities and investments in other companies	3,314,469	3,314,469	–	–
Derivatives designated as hedges	33,825,894	–	33,825,894	–
Total others financial assets	37,422,395	3,314,469	34,107,926	–
Derivatives not designated as hedges	468,541	–	468,541	–
Derivative designated as hedges	12,541,188	–	12,541,188	–
Total financial derivative liabilities	13,009,729	–	13,009,729	–

As of December 31, 2022	Recorded fair value	Fair value hierarchy
		level 1	level 2	level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Derivatives not designated as hedges	421,051	–	421,051	–
Marketable securities and investments in other companies	11,956,585	11,956,585	–	–
Derivatives designated as hedges	70,334,601	–	70,334,601	–
Total others financial assets	82,712,237	11,956,585	70,755,652	–
Derivatives not designated as hedges	3,753,264	–	3,753,264	–
Derivative designated as hedges	13,789,496	–	13,789,496	–
Total financial derivative liabilities	17,542,760	–	17,542,760	–

During the year ended December 31, 2023, the Company has not made any significant instrument transfers between levels 1 and 2.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Note 8   Cash and cash equivalents

Cash and cash equivalent balances are detailed as follows:

	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021
	ThCh$	ThCh$	ThCh$
Cash on hand	279,521	239,542	182,491
Bank balances	367,146,884	179,097,293	68,131,885
Cash	367,426,405	179,336,835	68,314,376
Time deposits	186,368,967	389,303,495	54,890,333
Securities purchased under resale agreements	49,038,418	12,115,866	109,332,901
Investments in mutual funds	15,320,226	16,325,479	33,030,515
Short term investments classified as cash equivalents	64,358,644	28,441,345	142,363,416
Cash equivalents	250,727,611	417,744,840	197,253,749
Total	618,154,016	597,081,675	265,568,125

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

The composition of cash and cash equivalents by currency as of December 31, 2023, is detailed as follows:

	Chilean Peso	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan Guarani	Bolivian	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash on hand	77,058	1,866	–	2,351	–	–	198,246	–	279,521
Bank balances	40,999,695	314,407,436	1,516,762	4,563,501	1,848,902	2,147,017	871,189	792,382	367,146,884
Cash	41,076,753	314,409,302	1,516,762	4,565,852	1,848,902	2,147,017	1,069,435	792,382	367,426,405
Time deposits	–	185,464,394	–	117,857	786,716	–	–	–	186,368,967
Securities purchased under resale agreements	49,038,418	–	–	–	–	–	–	–	49,038,418
Investments in mutual funds	245,651	–	–	15,074,575	–	–	–	–	15,320,226
Short term investments classified as cash equivalents	49,284,069	–	–	15,074,575	–	–	–	–	64,358,644
Cash equivalents	49,284,069	185,464,394	–	15,192,432	786,716	–	–	–	250,727,611
Total	90,360,822	499,873,696	1,516,762	19,758,284	2,635,618	2,147,017	1,069,435	792,382	618,154,016

The composition of cash and cash equivalents by currency as of December 31, 2022, is detailed as follows:

	Chilean Peso	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan Guarani	Bolivian	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash on hand	77,160	2,553	–	9,494	–	–	150,335	–	239,542
Bank balances	34,284,961	135,390,795	555,639	2,982,055	1,170,848	2,681,005	532,059	1,499,931	179,097,293
Cash	34,362,121	135,393,348	555,639	2,991,549	1,170,848	2,681,005	682,394	1,499,931	179,336,835
Time deposits	1,702,165	387,601,330	–	–	–	–	–	–	389,303,495
Securities purchased under resale agreements	12,115,866	–	–	–	–	–	–	–	12,115,866
Investments in mutual funds	–	–	–	16,325,479	–	–	–	–	16,325,479
Short term investments classified as cash equivalents	12,115,866	–	–	16,325,479	–	–	–	–	28,441,345
Cash equivalents	13,818,031	387,601,330	–	16,325,479	–	–	–	–	417,744,840
Total	48,180,152	522,994,678	555,639	19,317,028	1,170,848	2,681,005	682,394	1,499,931	597,081,675

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

The composition of cash and cash equivalents by currency as of December 31, 2021, is detailed as follows:

	Chilean Peso	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan Guarani	Bolivian	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash on hand	62,430	3,524	–	10,256	–	–	106,281	–	182,491
Bank balances	48,562,230	8,248,242	2,495,431	3,266,761	1,498,157	1,264,251	318,107	2,478,706	68,131,885
Cash	48,624,660	8,251,766	2,495,431	3,277,017	1,498,157	1,264,251	424,388	2,478,706	68,314,376
Time deposits	16,257,047	24,073,959	–	14,559,327	–	–	–	–	54,890,333
Securities purchased under resale agreements	109,332,901	–	–	–	–	–	–	–	109,332,901
Investments in mutual funds	–	–	–	33,030,515	–	–	–	–	33,030,515
Short term investments classified as cash equivalents	109,332,901	–	–	33,030,515	–	–	–	–	142,363,416
Cash equivalents	125,589,948	24,073,959	–	47,589,842	–	–	–	–	197,253,749
Total	174,214,608	32,325,725	2,495,431	50,866,859	1,498,157	1,264,251	424,388	2,478,706	265,568,125

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

The composition of time deposits is detailed as follows:

As of December 31, 2023:

Financial entity	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
				ThCh$
Banco Itaú - Uruguay	12-28-2023	01-04-2024	UY	449,552	0.64
Banco Supervielle - Argentina	12-07-2023	01-08-2024	ARS	117,857	10.50
Citibank - Uruguay	12-29-2023	01-02-2024	UY	280,970	0.52
Scotiabank - Uruguay	12-29-2023	01-29-2024	UY	56,194	0.58
Sumitomo Mitsui Banking Corporation - United States	11-24-2023	01-26-2024	USD	141,450,646	0.46
The Bank Of Nova Scotia Toronto - Canada	12-08-2023	03-06-2024	USD	44,013,748	0.47
Total				186,368,967

As of December 31, 2022:

Financial entity	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
				ThCh$
Citibank N.A. - United States	12-19-2022	01-19-2023	USD	214,295,932	0.39
Scotia Corredora de Bolsa Chile S.A.	12-27-2022	01-03-2023	CLP	1,702,165	0.96
Sumitomo Mitsui Banking Corporation - United States	11-03-2022	01-03-2023	USD	43,316,249	0.35
Sumitomo Mitsui Banking Corporation - United States	12-27-2022	01-26-2023	USD	129,989,149	0.37
Total				389,303,495

As of December 31, 2021:

Financial entity	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
				ThCh$
Banco BBVA - Argentina	12-23-2021	01-21-2022	ARS	4,142,029	2.50
Banco de Chile	12-29-2021	01-05-2022	USD	5,490,491	0.02
Banco de Chile	12-23-2021	01-04-2022	CLP	3,502,613	0.28
Banco de Chile	12-29-2021	01-13-2022	CLP	4,750,887	0.28
Banco Macro - Argentina	12-13-2021	01-12-2022	ARS	1,255,315	2.83
Banco Patagonia - Argentina	12-16-2021	01-17-2022	ARS	3,338,315	2.83
Banco Patagonia - Argentina	12-28-2021	01-27-2022	ARS	2,476,161	2.83
Banco Santander - Chile	12-27-2021	01-04-2022	CLP	8,003,547	0.33
Banco Santander - Chile	12-27-2021	01-27-2022	USD	6,757,670	0.20
Banco Santander - Chile	12-29-2021	01-27-2022	USD	11,825,798	0.21
Banco Santander Río - Argentina	12-13-2021	01-12-2022	ARS	3,347,507	2.83
Total				54,890,333

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

The composition of securities purchased under resale agreements is detailed as follows:

As of December 31, 2023:

Financial entity	Underlying Asset (Time Deposit) (*)	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
					ThCh$
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Consorcio - Chile	12-21-2023	01-04-2024	CLP	501,150	0.69
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Consorcio - Chile	12-29-2023	01-04-2024	CLP	499,358	0.70
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Consorcio - Chile	12-29-2023	01-04-2024	CLP	68,791	0.70
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	12-21-2023	01-04-2024	CLP	44,421	0.69
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-29-2023	01-04-2024	CLP	229,595	0.70
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-29-2023	01-04-2024	CLP	270,638	0.70
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-21-2023	01-04-2024	CLP	1,831,429	0.69
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-21-2023	01-04-2024	CLP	659,321	0.69
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-29-2023	01-04-2024	CLP	96,860	0.70
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	12-21-2023	01-04-2024	CLP	501,150	0.69
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	12-21-2023	01-04-2024	CLP	1,223,454	0.69
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	12-29-2023	01-04-2024	CLP	156,239	0.70
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	12-29-2023	01-04-2024	CLP	88,694	0.70
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	12-29-2023	01-04-2024	CLP	76,362	0.70
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	12-29-2023	01-04-2024	CLP	214,256	0.70
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	12-21-2023	01-04-2024	CLP	501,150	0.69
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-28-2023	01-04-2024	CLP	800,552	0.69
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-28-2023	01-04-2024	CLP	1,501,035	0.69
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-21-2023	01-04-2024	CLP	1,503,450	0.69
BCI Corredores de Bolsa Chile S.A.	Banco de Chile	12-28-2023	01-02-2024	CLP	1,000,690	0.69
BCI Corredores de Bolsa Chile S.A.	Banco de Chile	12-29-2023	01-11-2024	CLP	1,979,530	0.70
BCI Corredores de Bolsa Chile S.A.	Banco Itaú Corpbanca - Chile	12-29-2023	01-11-2024	CLP	983,920	0.70
BCI Corredores de Bolsa Chile S.A.	Banco Santander - Chile	12-29-2023	01-11-2024	CLP	372,324	0.70
BCI Corredores de Bolsa Chile S.A.	Banco Security - Chile	12-29-2023	01-11-2024	CLP	979,874	0.70
BCI Corredores de Bolsa Chile S.A.	Scotiabank Chile	12-29-2023	01-11-2024	CLP	2,295,554	0.70
BCI Corredores de Bolsa Chile S.A.	Scotiabank Chile	12-29-2023	01-11-2024	CLP	2,292,952	0.70
Scotia Corredora de Bolsa Chile S.A.	Banco Bice - Chile	12-28-2023	01-04-2024	CLP	1,100,759	0.69
Scotia Corredora de Bolsa Chile S.A.	Banco Consorcio - Chile	12-29-2023	01-11-2024	CLP	2,301,073	0.70
Scotia Corredora de Bolsa Chile S.A.	Banco Consorcio - Chile	12-29-2023	01-11-2024	CLP	700,327	0.70
Scotia Corredora de Bolsa Chile S.A.	Banco de Chile	12-28-2023	01-02-2024	CLP	2,601,795	0.69
Scotia Corredora de Bolsa Chile S.A.	Banco de Chile	12-28-2023	01-04-2024	CLP	400,276	0.69
Scotia Corredora de Bolsa Chile S.A.	Banco de Chile	12-26-2023	01-04-2024	CLP	1,501,725	0.69
Scotia Corredora de Bolsa Chile S.A.	Banco de Chile	12-29-2023	01-11-2024	CLP	1,306,588	0.70
Scotia Corredora de Bolsa Chile S.A.	Banco de Chile	12-29-2023	01-11-2024	CLP	1,694,812	0.70
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	12-29-2023	01-11-2024	CLP	1,965,032	0.70
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	12-29-2023	01-11-2024	CLP	2,737,161	0.70
Scotia Corredora de Bolsa Chile S.A.	Banco Itaú Corpbanca - Chile	12-29-2023	01-11-2024	CLP	3,001,400	0.70
Scotia Corredora de Bolsa Chile S.A.	Banco Santander - Chile	12-27-2023	01-04-2024	CLP	965,912	0.69
Scotia Corredora de Bolsa Chile S.A.	Banco Santander - Chile	12-27-2023	01-04-2024	CLP	135,100	0.69
Scotia Corredora de Bolsa Chile S.A.	Banco Santander - Chile	12-29-2023	01-11-2024	CLP	2,755,387	0.70
Scotia Corredora de Bolsa Chile S.A.	Banco Santander - Chile	12-29-2023	01-11-2024	CLP	2,847,226	0.70
Scotia Corredora de Bolsa Chile S.A.	Banco Security - Chile	12-29-2023	01-11-2024	CLP	350,163	0.70
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	12-29-2023	01-11-2024	CLP	350,163	0.70
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	12-29-2023	01-02-2024	CLP	650,303	0.70
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	12-29-2023	01-09-2024	CLP	1,000,467	0.70
Total					49,038,418

(*) All financial instruments acquired under resale agreements, correspond to time deposits and are subject to a fixed interest rate.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

As of December 31, 2022:

Financial entity	Underlying Asset (Time Deposit) (*)	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
					ThCh$
Banchile Corredores de Bolsa S.A.	Banco Itaú Corpbanca - Chile	12-30-2022	01-03-2023	CLP	1,000,300	0.90
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Bice - Chile	12-22-2022	01-12-2023	CLP	802,280	0.95
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Central de Chile	12-29-2022	01-03-2023	CLP	699,139	0.95
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Central de Chile	12-29-2022	01-05-2023	CLP	349,569	0.95
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Central de Chile	12-27-2022	01-03-2023	CLP	1,859,195	0.95
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Consorcio - Chile	12-27-2022	01-03-2023	CLP	143,338	0.95
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-22-2022	01-12-2023	CLP	501,425	0.95
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	12-22-2022	01-12-2023	CLP	519,243	0.95
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	12-22-2022	01-12-2023	CLP	1,486,457	0.95
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	12-29-2022	01-05-2023	CLP	652	0.95
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	12-29-2022	01-03-2023	CLP	1,304	0.95
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	12-27-2022	01-03-2023	CLP	426,919	0.95
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	12-27-2022	01-03-2023	CLP	5,447	0.95
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	12-27-2022	01-03-2023	CLP	168,394	0.95
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	12-30-2022	01-03-2023	CLP	797,417	0.96
Scotia Corredora de Bolsa Chile S.A.	Banco Estado de Chile	12-30-2022	01-03-2023	CLP	503,000	0.96
Scotia Corredora de Bolsa Chile S.A.	Banco Estado de Chile	12-30-2022	01-05-2023	CLP	2,500,800	0.96
Scotia Corredora de Bolsa Chile S.A.	Banco Itaú Corpbanca - Chile	12-22-2022	01-12-2023	CLP	350,987	0.94
Total					12,115,866

(*) All financial instruments acquired under resale agreements, correspond to time deposits and are subject to a fixed interest rate.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

As of December 31, 2021:

Financial entity	Underlying Asset (Time Deposit) (*)	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
					ThCh$
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Bice - Chile	12-27-2021	01-04-2022	CLP	500,213	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Central de Chile	12-27-2021	01-04-2022	CLP	6,992,381	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Central de Chile	12-28-2021	01-06-2022	CLP	7,397,112	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Consorcio - Chile	12-28-2021	01-06-2022	CLP	133,547	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Consorcio - Chile	12-28-2021	01-06-2022	CLP	2,500,800	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	12-30-2021	01-06-2022	CLP	298,203	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	12-30-2021	01-06-2022	CLP	3,207,336	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	12-30-2021	01-06-2022	CLP	2,995,176	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	12-24-2021	01-04-2022	CLP	3,502,532	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-27-2021	01-04-2022	CLP	900,384	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-28-2021	01-06-2022	CLP	3,086,710	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-28-2021	01-06-2022	CLP	319,990	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco del Estado de Chile	12-28-2021	01-06-2022	CLP	66,161	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	12-30-2021	01-06-2022	CLP	2,500,275	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	12-27-2021	01-04-2022	CLP	1,200,512	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	12-30-2021	01-11-2022	CLP	500,055	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	12-28-2021	01-06-2022	CLP	1,500,480	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	12-28-2021	01-06-2022	CLP	2,000,640	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	12-30-2021	01-06-2022	CLP	2,500,275	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	12-30-2021	01-04-2022	CLP	1,000,110	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	12-27-2021	01-04-2022	CLP	500,213	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	12-28-2021	01-06-2022	CLP	1,500,480	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	12-30-2021	01-11-2022	CLP	1,000,110	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	12-28-2021	01-06-2022	CLP	1,500,480	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	12-30-2021	01-04-2022	CLP	1,000,110	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-27-2021	01-04-2022	CLP	3,011,885	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-30-2021	01-06-2022	CLP	7,000,770	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-27-2021	01-04-2022	CLP	400,171	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-27-2021	01-04-2022	CLP	300,128	0.30
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-28-2021	01-06-2022	CLP	10,003,200	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco Bice - Chile	12-30-2021	01-06-2022	CLP	1,980,643	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco Central de Chile	12-24-2021	01-04-2022	CLP	999,477	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco Consorcio - Chile	12-30-2021	01-06-2022	CLP	4,667,502	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco Consorcio - Chile	12-29-2021	01-06-2022	CLP	1,500,320	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	12-30-2021	01-06-2022	CLP	2,387,785	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	12-28-2021	01-06-2022	CLP	2,778,877	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	12-24-2021	01-04-2022	CLP	1,272,246	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	12-24-2021	01-04-2022	CLP	446,271	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	12-24-2021	01-04-2022	CLP	1,284,900	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco Itaú Corpbanca - Chile	12-28-2021	01-06-2022	CLP	4,723,523	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco Security - Chile	12-30-2021	01-06-2022	CLP	2,977,040	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco Security - Chile	12-23-2021	01-04-2022	CLP	2,502,133	0.30
Scotia Corredora de Bolsa Chile S.A.	Banco Security - Chile	12-24-2021	01-04-2022	CLP	2,501,808	0.30
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	12-30-2021	01-06-2022	CLP	4,996,985	0.30
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	12-30-2021	01-06-2022	CLP	2,992,312	0.30
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	12-28-2021	01-06-2022	CLP	2,000,640	0.30
Total					109,332,901

(*) All financial instruments acquired under resale agreements, correspond to time deposits and are subject to a fixed interest rate.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Payments for business acquisitions are detailed as follows:

	For the years ended as of December 31,
	2023	2022	2021
	ThCh$	ThCh$	ThCh$
Total disbursement per business acquisition
Other cash payment to acquire interests in joint ventures (1)	7,086,899	36,465,915	5,791,718
Proceeds from changes in ownership interests in subsidiaries that do not result in loss of control (2)	3,205,058	438,105	12,207,458
Cash flows used to obtain control of subsidiaries or other businesses (3)	2,000,000	–	–

(1)	See Note 16 - Investments accounted for using equity method, number (2) for 2023, 2022 and 2021 and number (3) for 2023 and 2022 .
(2)	See Note 1 - General Information, letter C, number (10) for 2023, number (3) for 2022 and numbers (3) and (14) for 2021 .
(3)	See Note 15 - Business combinations letter a).

Note 9   Other non-financial assets

The Company maintained the following other non-financial assets:

	As of December 31, 2023		As of December 31, 2022
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Insurances paid	7,023,579	2,605,172	5,969,572	–
Advertising	9,430,148	9,452,969	9,638,905	12,189,131
Advances to suppliers	9,860,004	–	2,646,597	–
Prepaid expenses	1,736,475	156,307	1,633,812	312,916
Total advances	28,050,206	12,214,448	19,888,886	12,502,047
Guarantees paid	–	92,963	11,223	107,492
Consumables	754,621	–	985,485	–
Dividends receivable	869,878	–	1,152,147	–
Others	–	3,616	–	3,905
Total others assets	1,624,499	96,579	2,148,855	111,397
Total	29,674,705	12,311,027	22,037,741	12,613,444

Nature of each non-financial asset:

a)	Insurances paid: Annual payments for insurances policies are included, which are capitalized and then amortized according the term of the contract.

b)	Advertising: Corresponds to advertising and promotion contracts related to customers and advertising service providers, that promote our brands which are capitalized and then amortized according the term of the contract.

c)	Advances to suppliers: Mainly for services, purchase of raw materials and customs agents.

d)	Prepaid expenses: Services paid in advance that give entitlement to benefits usually for a period of 12 months, they are reflected against result as they are accrued.

e)	Guarantees paid: It is the initial payment for the lease of goods required by the lessor to ensure compliance with the conditions stipulated in the contract.

f)	Consumables: Under this item are mainly included security supplies, clothing or supplies to be used in administrative offices, such as: eyeglasses, gloves, masks, aprons, etc.

g)	Dividends receivable: Dividends receivable from associates and joint ventures.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Note 10  Trade and other receivables

The trade and other receivables are detailed as follows:

	As of December 31, 2023		As of December 31, 2022
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Chile operating segment	230,066,689	–	219,233,148	–
International business operating segment	96,340,285	–	95,454,996	–
Wines operating segment	61,262,042	–	64,529,473	–
Total commercial debtors	387,669,016	–	379,217,617	–
Impairment loss estimate	(7,751,305)	–	(5,689,741)	–
Total commercial debtors - net	379,917,711	–	373,527,876	–
Others accounts receivables	66,569,042	3,313,742	71,735,660	3,941,760
Total other accounts receivable	66,569,042	3,313,742	71,735,660	3,941,760
Total	446,486,753	3,313,742	445,263,536	3,941,760

The Company’s accounts receivable are denominated in the following currencies:

	As of December 31, 2023	As of December 31, 2022
	ThCh$	ThCh$
Chilean Peso	291,976,889	282,513,670
Argentine Peso	78,019,455	84,117,884
US Dollar	43,734,334	48,620,961
Euro	8,114,465	9,337,050
Unidad de Fomento	2,261,531	2,159,295
Uruguayan Peso	6,514,410	6,786,253
Paraguayan Guarani	13,996,752	11,971,053
Bolivian	2,856,786	1,800,775
Others currencies	2,325,873	1,898,355
Total	449,800,495	449,205,296

The detail of the accounts receivable maturities as of December 31, 2023, is detailed as follows:

	Total	Current balance	Overdue balances
			0 to 3 months	3 to 6 months	6 to 12 months	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile operating segment	230,066,689	222,098,388	4,396,221	959,644	1,210,305	1,402,131
International business operating segment	96,340,285	89,730,464	5,177,374	433,352	405,212	593,883
Wines operating segment	61,262,042	57,181,716	3,858,399	62,884	121,455	37,588
Total commercial debtors	387,669,016	369,010,568	13,431,994	1,455,880	1,736,972	2,033,602
Impairment loss estimate	(7,751,305)	(2,393,058)	(1,385,596)	(600,340)	(1,338,709)	(2,033,602)
Total commercial debtors - net	379,917,711	366,617,510	12,046,398	855,540	398,263	–
Others accounts receivables	66,569,042	66,302,808	129,211	109,481	5,253	22,289
Total other accounts receivable	66,569,042	66,302,808	129,211	109,481	5,253	22,289
Total current	446,486,753	432,920,318	12,175,609	965,021	403,516	22,289
Others accounts receivables	3,313,742	3,313,742	–	–	–	–
Total non-current	3,313,742	3,313,742	–	–	–	–

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

The detail of the accounts receivable maturities as of December 31, 2022 is detailed as follows:

	Total	Current balance	Overdue balances
			0 to 3 months	3 to 6 months	6 to 12 months	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile operating segment	219,233,148	213,862,500	2,805,528	870,442	1,162,551	532,127
International business operating segment	95,454,996	88,876,236	5,677,849	317,765	98,762	484,384
Wines operating segment	64,529,473	57,781,459	6,379,416	225,394	94,989	48,215
Total commercial debtors	379,217,617	360,520,195	14,862,793	1,413,601	1,356,302	1,064,726
Impairment loss estimate	(5,689,741)	(2,842,752)	(711,757)	(501,800)	(737,507)	(895,925)
Total commercial debtors - net	373,527,876	357,677,443	14,151,036	911,801	618,795	168,801
Others accounts receivables	71,735,660	71,433,620	81,332	206,788	–	13,920
Total other accounts receivable	71,735,660	71,433,620	81,332	206,788	–	13,920
Total current	445,263,536	429,111,063	14,232,368	1,118,589	618,795	182,721
Others accounts receivables	3,941,760	3,941,760	–	–	–	–
Total non-current	3,941,760	3,941,760	–	–	–	–

The Company markets its products through wholesale customers, retail and supermarket chains. As of December 31, 2023, the accounts receivable from the three most important supermarket chains in Chile and Argentina represent 32% (26% as of December 31, 2022) of the total accounts receivable.

As indicated in the Risk management note (See Note 5 - Risk administration), for Credit Risk purposes, the Company acquires credit insurance policies to cover approximately 90% of the significant accounts receivable balances domestic and export, respectively, of the total of the account receivables.

The general criteria for the determination of the provision for impairment has been established in the framework of IFRS 9, which requires analyzing the behavior of the client portfolio in the long term in order to generate an expected credit loss index by tranches based on the age of the portfolio. This analysis delivered the following results for the Company:

	As of December 31, 2023			As of December 31, 2022
	Credit loss rate	Total carrying amount	Impairment provision	Credit loss rate	Total carrying amount	Impairment provision
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Up to date	0.08%	435,313,376	(2,393,058)	0.14%	431,953,815	(2,842,752)
0 to 3 months	19.50%	13,561,205	(1,385,596)	8.42%	14,944,125	(711,757)
3 to 6 months	64.05%	1,565,361	(600,340)	46.50%	1,620,389	(501,800)
6 to 12 months	100.00%	1,742,225	(1,338,709)	100.00%	1,356,302	(737,507)
More than 12 months	100.00%	2,055,891	(2,033,602)	100.00%	1,078,646	(895,925)
Total		454,238,058	(7,751,305)		450,953,277	(5,689,741)

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

The movement of the impairment losses provision for accounts receivable is as follows:

	As of December 31, 2023	As of December 31, 2022	As of December 31, 2021
	ThCh$	ThCh$	ThCh$
Balance at the beginning of year	(5,689,741)	(5,820,206)	(6,323,298)
Estimate of expected credit losses up 12 months	(4,135,572)	(1,091,053)	(1,846,559)
Estimate of expected credit losses longer than 12 months	(74,250)	(31,800)	(33,501)
Impairment provision of accounts receivable	(4,209,822)	(1,122,853)	(1,880,060)
Uncollectible accounts	1,025,786	478,548	1,995,725
Add back of unused provisions	102,200	204,012	476,246
Effect of translation into presentation currency	1,020,272	570,758	(88,819)
Total	(7,751,305)	(5,689,741)	(5,820,206)

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

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

Conditions of the balances and transactions with related parties:

(1)	Business operations agreed upon Chilean peso with a payment condition usually up to 30 days.

(2)	Business operations agreed upon in foreign currencies and with a payment condition up to 30 days. Balances are presented at the closing exchange rate.

(3)	An agreement of the subsidiary Compañía Pisquera de Chile S.A. with Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda. due to differences resulting from the capital contributions made by the latter. It establishes a 3% annual interest over capital, with annual payments to be made in eight instalments of UF 1,124 each. Beginning February 28, 2007 and UF 9,995 bullet payment at the last contribution date. In accordance with the contract, Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda. renewed the contract for a period of eight years with maturing in the year 2023. Consequently, the UF 9,995 was paid in nine annual, equal and successive instalments of UF 1,200 each and a final payment of UF 2,050, beginning on February 28, 2015.

(4)	Corresponds to shares of subsidiary Cervecería Szot SpA. from subsidiary Cervecería Kunstmann S.A. sold to Representaciones Chile Beer Kevin Michael Szot E.I.R.L. The total amount of the transaction raised ThCh$ 42,506 for the sale of 15,167 shares. An interest of UF plus 3.79% annually will be applied to the value (base 360 days). The account receivable will be paid by Representaciones Chile Beer Kevin Michael Szot E.I.R.L. to CK in the same proportion of the dividends it will receive from the participation it owns in Cervecería Szot SpA.

(5)	On 20 January, 2023, the subsidiary Compañía Pisquera de Chile S.A. formalized the acquisition of a 51.0132% interest in D&D SpA. The share purchase agreement signed by CPCH with Panda SpA. and MBB SpA. agreed that the purchase price will be subject to increases based on the results of D&D SpA.

(6)	Corresponds to the debt acknowledgement made on December 29, 2023, between the subsidiary Cervecería Kunstmann S.A. and Cervecería Kunstmann Ltda., where the latter declares that it owes an amount of UF 18,421.9, which it is obliged to pay as from January 2024 with an annual interest rate of 6.6%, in 12 equal and successive installments of UF 1,590.6.

(7)

Corresponds to loan agreements between the subsidiary Compañía Cervecerías Unidas Argentina S.A. and Aguas de Origen S.A. agreed on the following dates: a) June 15, 2023, for a total of ARS 200,000,000 (equivalent to ThCh$ 643,744), at a fixed interest rate of 104.6% per annum, maturing on December 20, 2023; b) July 5, 2023, for a total of ARS 350,000,000 (equivalent to ThCh$ 1,072,997), at a fixed interest rate of 100.5% per annum, maturing on December 20, 2023. Interest will be paid monthly and principal will be amortized in a single payment at the end of the established term. As of the maturity dates indicated above, the principal and interest amounts indicated have been collected in full.

The transaction table includes the main transactions made with related parties.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

The detail of the accounts receivable and payable from related parties are detailed as follows:

Accounts receivable from related parties

Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2023	As of December 31, 2022
							ThCh$	ThCh$
6,062,786-K	Andrónico Luksic Craig (*)	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	205	438
6,525,286-4	Francisco Pérez Mackenna	Chile	(1)	Chairman of CCU	Sales of products	CLP	61	160
6,770,473-8	Armin Kunstmann Telge	Chile	(1)	Chairman of subsidiary	Sales of products	CLP	33	98
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	(4)	Shareholder of subsidiary	Sale of shares	CLP	6,588	4,197
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	(1)	Shareholder of subsidiary	Sales of products	CLP	12,098	988
76,002,201-2	SAAM Puertos S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	55	49
76,115,132-0	Canal 13 SpA.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	–	134
76,178,803-5	Viña Tabalí S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	1,272	1,935
76,275,453-3	Tech Pack S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	23	50
76,363,269-5	Inversiones Alabama Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	–	718
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	8,602	1,153
76,455,830-8	Watts S.A. (ex Diwatts S.A.)	Chile	(1)	Related joint venture shareholder of the subsidiary	Sales of products	CLP	6,522	848
76,486,051-9	Inversiones Río Elqui SpA.	Chile	(1)	Related to non-controlling subsidiary	Sales of products	CLP	27,853	14,203
77,003,342-K	Origen Patagónico SpA.	Chile	(1)	Related to non-controlling subsidiary	Sales of products	CLP	–	10,663
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(6)	Related to non-controlling subsidiary	Sales of products	CLP	677,731	–
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Related to non-controlling subsidiary	Services provided	CLP	61,708	25,098
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Related to non-controlling subsidiary	Sales of products	CLP	219,304	857,808
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	339	500
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidiary of joint venture	Sales of products	CLP	3,441,112	2,789,247
78,053,790-6	Servipag Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	866	2,227
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	(1)	Shareholder of joint operation of the subsidiary	Services provided	CLP	963,889	4,326
78,306,560-6	Inmobiliaria e Inversiones Río Claro S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	83	184
81,095,400-0	Sonacol S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	459	1,099
81,148,200-5	Ferrocarril de Antofagasta a Bolivia S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	509	4,250
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Advance purchase	CLP	800,000	796,841
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(3)	Shareholder of subsidiary	Loan	UF	–	74,663
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Sales of products	CLP	–	3,015
84,356,800-9	Watts S.A. (fusionada con ex Diwatts) (**)	Chile	(1)	Related joint venture shareholder of the subsidiary	Sales of products	CLP	–	14,783
90,160,000-7	Compañía Sud Americana de Vapores S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	456	1,325
90,703,000-8	Nestlé Chile S.A.	Chile	(1)	Shareholder of subsidiary	Services provided	CLP	–	113,782
90,703,000-8	Nestlé Chile S.A.	Chile	(1)	Shareholder of subsidiary	Sales of products	CLP	31,571	37,836
91,021,000-9	Invexans S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	58	–
91,705,000-7	Quiñenco S.A.	Chile	(1)	Controller's shareholder	Sales of products	CLP	4,739	4,085
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	11,453	2,579
94,625,000-7	Inversiones ENEX S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	245,920	275,402
96,536,010-7	Inversiones Consolidadas Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	626	683
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	4,976	3,068
96,591,040-9	Empresas Carozzi S.A.	Chile	(1)	Shareholder of joint operation of the subsidiary	Sales of products	CLP	32,759	41,492
96,610,780-4	Portuaria Corral S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	596	232
96,645,790-2	Socofin S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	372	174
96,657,210-8	Transportes Fluviales Corral S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	471	301
96,767,630-6	Banchile Administradora General Fondos. S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	14	–
96,810,030-0	RDF Media SpA.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	424	957
96,908,930-0	San Vicente Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	4,735	3,716
96,908,970-K	San Antonio Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	875	2,410
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Services provided	CLP	1,224,351	692,100
97,004,000-5	Banco de Chile	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	28,323	73,164
99,506,030-2	Muellaje del Maipo S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	5,307	5,601
99,511,240-K	Antofagasta Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	–	4,623
0-E	Aguas de Origen S.A.	Argentina	(2)	Joint venture of subsidiary	Services provided	ARS	1,084,888	–
0-E	Central Cervecera de Colombia S.A.S.	Colombia	(2)	Joint venture of subsidiary	Sales of products	USD	13,136	15,333
0-E	Nestlé Waters Marketing & Distribution S.A.S.	France	(2)	Related to the subsidiary's shareholder	Services provided	Euros	69,111	69,802
0-E	Amstel Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Royalty	Euros	46,055	–
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Services provided	Euros	–	239,791
0-E	Fundación Ramón T. Cartes	Paraguay	(2)	Related until March 16, 2023	Donations	PYG	–	718
0-E	Gráfica Editorial Inter-Sudamericana S.A.	Paraguay	(2)	Related until March 16, 2023	Sales of products	PYG	–	345
0-E	Prana S.A.	Paraguay	(2)	Related until March 16, 2023	Services provided	PYG	–	4,905
Total							9,040,528	6,204,099

(*) Chairman of the Board of Directors until December 29, 2023.

(**) Single Tax Identification Number (RUT) valid until October 31, 2023.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Non Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2023	As of December 31, 2022
							ThCh$	ThCh$
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	(4)	Shareholder of subsidiary	Sale of shares	CLP	42,506	42,506
Total							42,506	42,506

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Accounts payable to related parties

Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2023	As of December 31, 2022
							ThCh$	ThCh$
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	(1)	Shareholder of subsidiary	Services received	CLP	23,375	17,283
71,238,300-3	Fundación Teletón	Chile	(1)	Related until December 31, 2023	Services received	CLP	–	208,238
76,115,132-0	Canal 13 SpA.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	92,268	279,560
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	8,363	7,138
76,455,830-8	Watts S.A. (ex Diwatts S.A.)	Chile	(1)	Related joint venture shareholder of the subsidiary	Purchase of products	CLP	1,218,335	302,729
76,729,932-K	Saam Logistics S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	513,428	157,287
77,003,342-K	Origen Patagónico SpA.	Chile	(1)	Related to non-controlling subsidiary	Services received	CLP	456	–
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Related to non-controlling subsidiary	Services received	CLP	–	996
77,450,163-0	Panda SpA.	Chile	(5)	Shareholder of subsidiary	Balance of purchase of shares	CLP	250,000	–
77,486,593-4	MBB SpA.	Chile	(5)	Shareholder of subsidiary	Balance of purchase of shares	CLP	250,000	–
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidiary of joint venture	Services received	CLP	171,590	311,959
78,053,790-6	Servipag Ltda.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	3,671	1,173
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	(1)	Shareholder of joint operation of the subsidiary	Purchase of products	CLP	1,564,090	1,147,715
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Services received	CLP	–	2,090
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Purchase of products	CLP	27,670	–
84,356,800-9	Watts S.A. (fusionada con ex Diwatts S.A.) (**)	Chile	(2)	Related joint venture shareholder of the subsidiary	Royalty	USD	–	15,995
90,703,000-8	Nestlé Chile S.A.	Chile	(1)	Shareholder of subsidiary	Purchase of products	CLP	–	11,464
91,705,000-7	Quiñenco S.A.	Chile	(1)	Controller's shareholder	Services received	CLP	–	10,473
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	(1)	Related to the controller's shareholder	Purchase of products	CLP	9,527	95,039
94,058,000-5	Servicios Aeroportuarios Aerosan S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	381	548
94,625,000-7	Inversiones ENEX S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	10,966	12,258
96,591,040-9	Empresas Carozzi S.A.	Chile	(1)	Shareholder of joint operation of the subsidiary	Services received	CLP	33,026	–
96,591,040-9	Empresas Carozzi S.A.	Chile	(2)	Shareholder of joint operation of the subsidiary	Purchase of products	USD	16,989	–
96,591,040-9	Empresas Carozzi S.A.	Chile	(1)	Shareholder of joint operation of the subsidiary	Purchase of products	CLP	782,698	429,337
96,657,690-1	Inversiones Punta Brava S.A.	Chile	(1)	Related to the controller	Services received	CLP	–	30,487
96,798,520-1	SAAM Extraportuarios S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	–	16,350
96,810,030-0	RDF Media SpA.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	14,676	2,977
96,908,970-K	San Antonio Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	288	5,479
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Purchase of products	CLP	1,908,328	3,277,811
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Royalty	CLP	744,554	2,058,046
97,004,000-5	Banco de Chile	Chile	(1)	Related to the controller's shareholder	Services received	CLP	11,261	193,814
0-E	Paulaner Brauerei Gruppe GmbH & Co. KGaA	Germany	(2)	Related to the controller's shareholder	Purchase of products	USD	–	1,800
0-E	Aguas de Origen	Argentina	(2)	Joint venture of subsidiary	Consignation	ARS	9,229,527	–
0-E	Ecor Ltda.	Bolivia	(2)	Related to the subsidiary's shareholder	Services received	BOB	91,998	–
0-E	Premium Brands S.R.L.	Bolivia	(2)	Related to the subsidiary's shareholder	Purchase of products	BOB	–	860
0-E	Central Cervecera de Colombia S.A.S.	Colombia	(2)	Joint venture of subsidiary	Services received	USD	1,963	1,286
0-E	Nestlé Waters Management & Technology S.A.S.	France	(2)	Related to the subsidiary's shareholder	Services received	Euros	4,512	27,182
0-E	Nestlé Waters Marketing & Distribution S.A.S.	France	(2)	Related to the subsidiary's shareholder	Purchase of products	Euros	29,341	502
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Purchase of products	USD	3,938,038	2,992,097
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Royalty	USD	88,757	16,876
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Royalty	Euros	34,041,624	22,406,932
0-E	Heineken Supply Chain B.V.	Netherlands	(2)	Related to the controller's shareholder	Purchase of products	Euros	21	9
0-E	Emprendimientos Hoteleros S.A.E.C.A.	Paraguay	(2)	Related until March 16, 2023	Services received	PYG	–	8,160
0-E	Enex Paraguay S.A.E.	Paraguay	(2)	Related to the controller's shareholder	Purchase of products	PYG	1,131	6,850
0-E	Gráfica Editorial Inter-Sudamericana S.A.	Paraguay	(2)	Related until March 16, 2023	Services received	PYG	–	6,172
0-E	La Misión S.A.	Paraguay	(2)	Related until March 16, 2023	Services received	PYG	–	439
0-E	Palermo S.A.	Paraguay	(2)	Related until March 16, 2023	Services received	PYG	–	3,544
0-E	Prana S.A.	Paraguay	(2)	Related until March 16, 2023	Services received	PYG	–	128,988
0-E	Société des Produits Nestlé S.A.	Switzerland	(2)	Related to the subsidiary's shareholder	Royalty	Others currencies	57,778	84,465
Total							55,140,630	34,282,408

(**) Single Tax Identification Number (RUT) valid until October 31, 2023.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Non Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2023	As of December 31, 2022
							ThCh$	ThCh$
77,450,163-0	Panda SpA.	Chile	(5)	Shareholder of subsidiary	Balance of purchase of shares	CLP	268,041	–
77,486,593-4	MBB SpA.	Chile	(5)	Shareholder of subsidiary	Balance of purchase of shares	CLP	268,042	–
Total							536,083	–

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Most significant transactions and effects on results:

For the years ended December 31, 2023 and 2022, the most significant transactions with related parties are detailed as follows:

Tax ID	Company	Country of origin	Relationship	Transaction	2023		2022
					Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)
					ThCh$	ThCh$	ThCh$	ThCh$
6,062,786-K	Andrónico Luksic Craig (*)	Chile	Chairman of CCU	Sales of products	5,399	3,509	7,069	4,595
6,525,286-4	Francisco Pérez Mackenna	Chile	Director	Sales of products	108	102	1,747	1,660
6,770,473-8	Armin Kunstmann Telge	Chile	Chairman of subsidiary	Sales of products	180	171	190	181
76,115,132-0	Canal 13 SpA.	Chile	Related to the controller's shareholder	Services received	1,222,804	(1,222,804)	1,155,452	(1,155,452)
76,178,803-5	Viña Tabalí S.A.	Chile	Related to the controller's shareholder	Services provided	–	–	1,849	1,849
76,313,970-0	Inversiones Irsa Ltda.	Chile	Related to the controller	Dividends paid	2,813,685	–	8,471,325	–
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	Related to the controller's shareholder	Services received	138,858	–	573,035	–
76,486,051-9	Inversiones Río Elqui SpA.	Chile	Related to non-controlling subsidiary	Loan payment	–	–	26,088	(1,088)
76,729,932-K	SAAM Logistics S.A.	Chile	Related to the controller's shareholder	Services received	450,508	–	667,898	–
76,800,322-K	Yanghe Chile SpA.	Chile	Shareholder of subsidiary	Dividends paid	1,871,881	–	2,240,801	–
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Sales of products	739,372	554,529	832,185	644,128
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Services received	145,231	(145,231)	144,026	(144,026)
77,450,163-0	Panda SpA.	Chile	Shareholder of subsidiary	Purchase of shares	1,000,000	–	–	–
77,486,593-4	MBB SpA.	Chile	Shareholder of subsidiary	Purchase of shares	1,000,000	–	–	–
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Services received	900,166	(900,166)	499,147	(499,147)
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Sales of products	6,584,400	4,240,894	11,376,459	7,327,373
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Services received	344,652	(344,652)	–	–
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Purchase of products	21,182,529	–	20,804,801	–
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Services provided	6,584,400	6,584,400	4,136,850	4,136,850
79,985,340-K	Cervecera Valdivia S.A.	Chile	Shareholder of subsidiary	Dividends paid	2,023,511	–	2,497,851	–
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Sales of products	12,494	8,249	9,021	5,956
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Purchase of products	8,533,943	–	5,414,220	–
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Dividends paid	1,617,375	–	2,655,807	–
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Loan recovery	71,381	722	32,772	2,751
90,703,000-8	Nestlé Chile S.A.	Chile	Shareholder of subsidiary	Dividends paid	6,876,759	–	8,447,312	–
91,705,000-7	Quiñenco S.A.	Chile	Controller's shareholder	Sales of products	45,293	33,970	39,859	27,941
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Purchase of fixed assets	–	–	173,828	–
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Purchase of products	374,278	(374,278)	293,324	(293,324)
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Services received	445,859	(445,859)	502,566	(502,566)
93,920,000-2	Antofagasta Minerals S.A.	Chile	Related to the controller's shareholder	Sales of products	259	192	1,405	1,042
94,625,000-7	Inversiones Enex S.A.	Chile	Related to the controller's shareholder	Sales of products	2,235,409	1,587,187	1,953,745	1,387,200
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Dividends paid	24,275,754	–	73,088,417	–
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Services provided	11,602	11,602	10,557	10,557
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investments	95,600,000	–	149,300,000	–
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investment Rescue	96,739,832	139,832	148,410,149	110,149
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation	Sales of products	164,423	156,202	137,697	129,228
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation	Purchase of products	7,529,691	–	6,177,739	–
96,657,690-1	Inversiones Punta Brava S.A.	Chile	Related to the controller's shareholder	Services received	153,253	(153,253)	449,860	(449,860)
96,657,690-1	Inversiones Punta Brava S.A.	Chile	Related to the controller's shareholder	Sales of products	1,313	919	1,177	824
96,689,310-9	Transbank S.A.	Chile	Related to the controller's shareholder	Services received	228,315	(228,315)	311,390	(311,390)
96,798,520-1	SAAM Extraportuario S.A.	Chile	Related to the controller's shareholder	Services received	130,016	–	243,771	–
96,810,030-0	RDF Media SpA.	Chile	Related to the controller's shareholder	Services received	78,765	(78,765)	103,396	(103,396)
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Dividends received	1,190,908	–	3,374,340	–
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Sales of products	171,926	123,998	146,738	105,831
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Purchase of products	25,295,168	–	23,629,417	–
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Services provided	406,768	406,768	376,620	376,620
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Royalty	4,552,895	(4,552,895)	5,628,246	(5,628,246)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Interests	15,202	(15,202)	267,368	(267,368)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Services received	5,589	(5,589)	42,572	(42,572)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Sales of products	320,417	286,706	257,898	230,765
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Derivatives	62,119,774	(148,869)	77,238,037	(234,142)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investments	35,000,000	–	282,850,110	–
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investment Rescue	35,088,765	88,765	305,336,443	495,848
0-E	Aguas de Origen S.A. (7)	Argentina	Joint venture of subsidiary	Loan payment	545,944	–	–	–
0-E	Aguas de Origen S.A.	Argentina	Joint venture of subsidiary	Capital contribution	4,545,020	–	–	–
0-E	Aguas de Origen S.A.	Argentina	Joint venture of subsidiary	Purchase of products	2,094,249	–	–	–
0-E	Aguas de Origen S.A.	Argentina	Joint venture of subsidiary	Services provided	6,905,615	6,905,615	–	–
0-E	Aguas de Origen S.A. (7)	Argentina	Joint venture of subsidiary	Loan	1,716,741	283,599	–	–
0-E	Aguas de Origen S.A.	Argentina	Joint venture of subsidiary	Consignation sales	50,786,322	–	–	–
0-E	Ecor Ltda.	Bolivia	Related to the subsidiary's shareholder	Services received	38,930	(38,930)	78,996	(78,996)
0-E	Inversiones BEBINV S.A.	Bolivia	Related to the subsidiary's shareholder	Capital contribution	2,631,809	–	1,648,121	–
0-E	Central Cervecera de Colombia S.A.S.	Colombia	Joint venture	Capital contribution	4,176,846	–	10,328,704	–
0-E	Water Latam S.L.	Spain	Associate controller	Purchase of shares	–	–	25,594,237	–
0-E	Amstel Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Royalty	479,859	(479,859)	971,055	(971,055)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Services received	71,520	(71,520)	95,279	(95,279)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Purchase of products	17,637,986	–	16,543,178	–
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Royalty	14,514,754	(14,514,754)	19,199,831	(19,199,831)
0-E	Aerocentro S.A.	Paraguay	Related until March 16, 2023	Sales of products	357	250	1,452	1,016
0-E	Banco BASA S.A.	Paraguay	Related until March 16, 2023	Sales of products	103	72	1,796	1,257
0-E	Cadena Farmacenter S.A.	Paraguay	Related until March 16, 2023	Sales of products	14,606	10,224	14,883	10,418
0-E	Cementos Concepción S.A.E.	Paraguay	Related until March 16, 2023	Sales of products	–	–	2,366	1,656
0-E	Chajha S.A.	Paraguay	Related until March 16, 2023	Sales of products	809	566	6,320	4,424
0-E	Cigar Trading S.R.L.	Paraguay	Related until March 16, 2023	Sales of products	–	–	848	593
0-E	Club Libertad	Paraguay	Related until March 16, 2023	Sales of products	–	–	12,982	9,087
0-E	Consignataria de Ganado S.A.	Paraguay	Related until March 16, 2023	Sales of products	62	44	705	493
0-E	Emprendimientos Hoteleros S.A.E.C.A.	Paraguay	Related until March 16, 2023	Sales of products	1,259	881	21,279	14,895
0-E	ENEX Paraguay S.R.L.	Paraguay	Related to the subsidiary's shareholder	Sales of products	53,980	37,786	196,738	137,716
0-E	Fundación Ramón T. Cartes	Paraguay	Related until March 16, 2023	Sales of products	–	–	741	518
0-E	Ganadera Las Pampas S.A.	Paraguay	Related until March 16, 2023	Sales of products	712	498	3,930	2,751
0-E	Gráfica Editorial Inter-Sudamericana S.A.	Paraguay	Related until March 16, 2023	Sales of products	45	31	490	343
0-E	Horacio Cartes	Paraguay	Related until March 16, 2023	Dividends paid	2,513,295	–	–	–
0-E	La Misión S.A.	Paraguay	Related until March 16, 2023	Sales of products	257	180	1,278	894
0-E	Palermo S.A.	Paraguay	Related until March 16, 2023	Sales of products	4,790	3,353	9,613	6,729
0-E	Pamplona S.A.	Paraguay	Related until March 16, 2023	Sales of products	12	9	1,302	912
0-E	Prana S.A.	Paraguay	Related until March 16, 2023	Sales of products	79	56	348	243
0-E	QSR S.A.	Paraguay	Related until March 16, 2023	Sales of products	–	–	339,904	237,933
0-E	Saga Gym S.R.L.	Paraguay	Related until March 16, 2023	Sales of products	–	–	541	379
0-E	Sarah Cartes	Paraguay	Related until March 16, 2023	Purchase of shares	3,205,058	–	–	–
0-E	Tabacalera del Este S.A.	Paraguay	Related until March 16, 2023	Sales of products	4,578	3,204	44,089	30,863
0-E	Societé des Produits Nestlé S.A.	Switzerland	Related to the subsidiary's shareholder	Royalty	746,462	(746,462)	721,098	(721,098)

(*) Chairman of the Board of Directors until December 29, 2023.

(7) See Note 11 - Accounts and transactions with related parties, number (7).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

For the years ended December 31, 2022 and 2021, the most significant transactions with related parties are detailed as follows:

Tax ID	Company	Country of origin	Relationship	Transaction	2022		2021
					Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)
					ThCh$	ThCh$	ThCh$	ThCh$
76,115,132-0	Canal 13 SpA.	Chile	Related to the controller's shareholder	Services received	1,155,452	(1,155,452)	1,862,501	(1,862,501)
76,178,803-5	Viña Tabalí S.A.	Chile	Related to the controller's shareholder	Services provided	1,849	1,849	2,200	2,200
76,313,970-0	Inversiones Irsa Ltda.	Chile	Related to the controller	Dividends paid	8,471,325	–	19,874,256	–
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	Related to the controller's shareholder	Services received	573,035	–	455,343	–
76,486,051-9	Inversiones Río Elqui SpA.	Chile	Related to non-controlling subsidiary	Loan	–	–	25,000	–
76,486,051-9	Inversiones Río Elqui SpA.	Chile	Related to non-controlling subsidiary	Loan payment	26,088	(1,088)	–	–
76,729,932-K	SAAM Logistics S.A.	Chile	Related to the controller's shareholder	Services received	667,898	–	163,589	–
76,800,322-K	Yanghe Chile SpA.	Chile	Shareholder of subsidiary	Dividends paid	2,240,801	–	1,403,236	–
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Services received	144,026	(144,026)	123,548	(123,548)
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Sales of products	832,185	644,128	683,279	528,872
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Services received	499,147	(499,147)	514,992	(514,992)
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Sales of products	11,376,459	7,327,373	9,919,947	6,389,260
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Services provided	4,136,850	4,136,850	1,288,570	1,288,570
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Services received	–	–	184,143	(184,143)
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Purchase of products	20,804,801	–	16,825,818	–
79,985,340-K	Cervecera Valdivia S.A.	Chile	Shareholder of subsidiary	Dividends paid	2,497,851	–	2,446,878	–
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Dividends paid	2,655,807	–	1,119,455	–
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Loan and interest	32,772	2,751	36,710	3,009
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Sales of products	9,021	5,956	11,495	7,590
90,703,000-8	Nestlé Chile S.A.	Chile	Shareholder of subsidiary	Dividends paid	8,447,312	–	6,708,433	–
91,705,000-7	Quiñenco S.A.	Chile	Controller's shareholder	Sales of products	39,859	27,941	21,151	14,827
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Purchase of products	293,324	(293,324)	153,960	(153,960)
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Services received	502,566	(502,566)	487,171	(487,171)
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Purchase of fixed assets	173,828	–	–	–
93,920,000-2	Antofagasta Minerals S.A.	Chile	Related to the controller's shareholder	Sales of products	1,405	1,042	3,280	2,433
94,625,000-7	Inversiones Enex S.A.	Chile	Related to the controller's shareholder	Sales of products	1,953,745	1,387,200	1,713,899	1,216,904
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Dividends paid	73,088,417	–	169,256,200	–
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Services provided	10,557	10,557	9,594	9,594
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investments	149,300,000	–	91,000,000	–
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investment Rescue	148,410,149	110,149	116,319,261	17,476,786
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation	Purchase of products	6,177,739	–	3,930,995	–
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation	Sales of products	137,697	129,228	105,618	99,122
96,657,690-1	Inversiones Punta Brava S.A.	Chile	Related to the controller's shareholder	Services received	449,860	(449,860)	39,223	(39,223)
96,657,690-1	Inversiones Punta Brava S.A.	Chile	Related to the controller's shareholder	Sales of products	1,177	824	–	–
96,689,310-9	Transbank S.A.	Chile	Related to the controller's shareholder	Services received	311,390	(311,390)	318,312	(318,312)
96,798,520-1	SAAM Extraportuario S.A.	Chile	Related to the controller's shareholder	Services received	243,771	–	26,759	–
96,810,030-0	Radiodifusión SpA.	Chile	Related to the controller's shareholder	Services received	103,396	(103,396)	284,709	(284,709)
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Purchase of products	23,629,417	–	18,180,143	–
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Dividends received	3,374,340	–	1,771,495	–
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Services provided	376,620	376,620	326,264	326,264
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Royalty	5,628,246	(5,628,246)	5,489,100	(5,489,100)
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Sales of products	146,738	105,831	73,562	53,055
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Derivatives	77,238,037	(234,142)	90,001,229	4,195,190
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Interests	267,368	(267,368)	72,605	(72,605)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investments	282,850,110	–	431,716,879	–
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Services received	42,572	(42,572)	398,855	(398,855)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investment Rescue	305,336,443	495,848	425,089,594	3,354,006
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Sales of products	257,898	230,765	174,307	155,969
0-E	Ecor Ltda.	Bolivia	Related to the subsidiary's shareholder	Services received	78,996	(78,996)	76,786	(76,786)
0-E	Inversiones BEBINV S.A.	Bolivia	Related to the subsidiary's shareholder	Contribution of capital	1,648,121	–	–	–
0-E	Central Cervecera de Colombia S.A.S.	Colombia	Joint venture	Contribution of capital	10,328,704	–	–	–
0-E	Zona Franca Central Cervecera S.A.S.	Bolivia	Joint venture	Contribution of capital	–	–	5,791,718	–
0-E	Water Latam S.L.	Spain	Associate controller	Purchase of shares	25,594,237	–	–	–
0-E	Amstel Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	License and technical assistance	971,055	(971,055)	274,937	(274,937)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Purchase of products	16,543,178	–	16,520,290	–
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	License and technical assistance	19,199,831	(19,199,831)	18,793,675	(18,793,675)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Services received	95,279	(95,279)	108,396	(108,396)
0-E	Aerocentro S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	1,452	1,016	957	670
0-E	Banco BASA S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	1,796	1,257	1,502	1,051
0-E	Cadena Farmacenter S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	14,883	10,418	1,185	829
0-E	Cementos Concepción S.A.E.	Paraguay	Related to the subsidiary's shareholder	Sales of products	2,366	1,656	1,287	901
0-E	Chajha S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	6,320	4,424	6,178	4,325
0-E	Cigar Trading S.R.L.	Paraguay	Related to the subsidiary's shareholder	Sales of products	848	593	676	473
0-E	Club Libertad	Paraguay	Related to the subsidiary's shareholder	Sales of products	12,982	9,087	–	–
0-E	Consignataria de Ganado S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	705	493	1,215	850
0-E	Emprendimientos Hoteleros S.A.E.C.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	21,279	14,895	13,338	9,337
0-E	ENEX Paraguay S.R.L.	Paraguay	Related to the subsidiary's shareholder	Sales of products	196,738	137,716	77,782	54,447
0-E	Fundación Ramón T. Cartes	Paraguay	Related to the subsidiary's shareholder	Sales of products	741	518	725	508
0-E	Ganadera Las Pampas S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	3,930	2,751	4,744	3,321
0-E	Gráfica Editorial Inter-Sudamericana S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	490	343	284	199
0-E	Habacorp S.R.L.	Paraguay	Related to the subsidiary's shareholder	Sales of products	–	–	204	143
0-E	La Misión S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	1,278	894	732	512
0-E	Palermo S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	9,613	6,729	13,066	9,146
0-E	Pamplona S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	1,302	912	825	578
0-E	Prana S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	348	243	999	699
0-E	QSR S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	339,904	237,933	37,416	26,191
0-E	Saga Gym S.R.L.	Paraguay	Related to the subsidiary's shareholder	Sales of products	541	379	281	197
0-E	Tabacalera del Este S.A.	Paraguay	Related to the subsidiary's shareholder	Sales of products	44,089	30,863	23,405	16,384
0-E	Societé des Produits Nestlé S.A.	Switzerland	Related to the subsidiary's shareholder	Royalty	721,098	(721,098)	374,723	(374,723)

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Remuneration of the Management key employees

The Company is managed by a Board of Directors comprised of 9 members, each of whom is in office for a 3-year term and may be re-elected.

The Board was appointed at the Ordinary Shareholders’ Meeting held on April 14, 2021, being elected for a period of three years Messrs. Andrónico Luksic Craig, Francisco Pérez Mackenna, Pablo Granifo Lavín, Rodrigo Hinzpeter Kirberg, Carlos Molina Solís, José Miguel Barros van Hövell tot Westerflier, Marc Gross, Rory Cullinan and Vittorio Corbo Lioi, the latter independent according to article 50 bis of Law No. 18,046. The Chairman and the Vice Chairman, as well as the members of the Audit Committee were appointed at the Board of Directors’ meeting held the same date. According to article 50 bis of Law No. 18,046, in the same Board meeting the independent director Mr. Vittorio Corbo Lioi appointed the other members of the Directors Committee, which was therefore composed of directors Messrs. Corbo, Pérez and Molina. Additionally, Messrs. Corbo and Molina were appointed as members of the Audit Committee, both meeting the independence criteria under the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and the New York Stock Exchange Rules. The Board of Directors also resolved that Directors Messrs. Pérez and Barros participate in the Audit Committee´s meetings as observers.

At the Board meeting held on October 5, 2022, the Board of Directors acknowledged the resignation of Mr. José Miguel Barros van Hövell tot Westerflier from the position of director, effective on October 1, 2022. At the same meeting, and as permitted by Article 32 of Law No. 18,046, the Board unanimously agreed to appoint Ms. María Gabriela Cadenas as a Director, until the next Ordinary Shareholders' Meeting was held.

Due to the above, at the Ordinary Shareholders' Meeting held on April 12, 2023, a new Board of Directors was elected for a period of three years, being elected Messrs. Andrónico Luksic Craig, Francisco Pérez Mackenna, Pablo Granifo Lavín, Rodrigo Hinzpeter Kirberg, Carlos Molina Solís, María Gabriela Cadenas, Marc Gross, Rory Cullinan and Vittorio Corbo Lioi, the latter being appointed as an independent director in accordance with the provisions of Article 50 bis of Law No. 18,046. The Chairman and Vice Chairman of the Board of Directors as well as the members of the Audit Committee were appointed at a Board meeting held on the same date. In accordance with the provisions of Article 50 bis of Law No. 18,046, at the same meeting the independent director Mr. Vittorio Corbo Lioi appointed the other members of the Directors Committee, which was therefore composed of directors Mr. Corbo, Mr. Pérez and Mr. Molina. Additionally, Mr. Corbo and Mr. Molina were appointed as members of the Audit Committee, both meeting the applicable independence requirements according to the criteria established in the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and the rules of the New York Stock Exchange. The Board of Directors also resolved that Mr. Perez would participate in the Audit Committee meetings as an observer.

The Ordinary Shareholders’ Meeting held on April 12, 2023, resolved to maintain the directors’ remuneration agreed at the previous Ordinary Shareholders’ Meeting, which consists of a monthly gross compensation for attendance to Board meetings of UF 100 per Director, and UF 200 for the Chairman, independent of the number of meetings held within such period, plus an amount equivalent to 3% of the distributed dividends with charge to the Company’s profits, for the whole Board, calculated on a maximum amount equivalent to 50% of the distributable net income for the year, at a rate of one-ninth for each director and in proportion to the time each one served as such during the year 2023.

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

At the Extraordinary Board meeting held on September 28, 2023, Mr. Andrónico Luksic Craig resigned to his position as Chairman and director of the Company, effective as of December 29th, 2023.  In addition, the Board appointed Mr. Oscar Hasbún Martínez as replacement director, assuming the position on December 29th, 2023, having to proceed, in accordance with the provisions of Article 32 of Law No. 18,046 on Corporations, to the full renewal of the Board at the next Ordinary Shareholders' Meeting. Finally, the Board agreed to appoint Mr. Francisco Pérez Mackenna as the new Chairman of the Board, assuming this new position after the resignation of Mr. Andrónico Luksic Craig became effective.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Due to the fact that, in accordance with the provisions of Article 50 bis of Law No. 18,046 on Corporations, the Chairman of the Board of Directors may not be a member of the Directors Committee, unless he is an independent director, at the Board meeting held on December 4, 2023, Mr. Pérez resigned as a member of the Directors Committee and, additionally, as an observer of the Audit Committee. At the same meeting, Mr. Corbo, in his capacity as the director who complies with the independence requirements of Article 50 bis, appointed Mr. Hinzpeter as a member of the Directors Committee, replacing Mr. Pérez. Therefore, in addition to Mr. Corbo, the Directors Committee is composed of directors Mr. Molina and Mr. Hinzpeter. Likewise, the Board of Directors resolved that Mr. Hinzpeter will participate in the Audit Committee meetings as an observer. Consequently, the Audit Committee continues to be comprised of Mr. Corbo and Mr. Molina, participating Mr. Hinzpeter on an observer status.

The remunerations of Directors and Chief Executives of the Company are composed as follows:

Directors’ remunerations:

	For the years ended as of December 31,
	2023	2022	2021
	ThCh$	ThCh$	ThCh$
Audit's Committee	64,704	67,307	71,380
Directors' Committee	82,379	75,494	67,691
Attendance meetings fee (*)	1,472,234	1,537,747	1,460,776
Dividend Participation (*)	2,008,338	2,646,357	3,004,895

(*) In 2023 and 2022, includes accrued per diem and participations of Director María Gabriela Cadenas.

Chief Executives’ remunerations:

	For the years ended as of December 31,
	2023	2022	2021
	ThCh$	ThCh$	ThCh$
Directors' Committee	23,177	20,084	17,689
Attendance meetings fee	193,382	224,474	226,566
Dividend Participation	37,437	28,009	28,064

The Chief Executives’ Remuneration as of December 31, 2023 amounted to ThCh$ 11,118,126 (ThCh$ 9,183,120 as of December 31, 2022 and ThCh$ 9,129,532 as of December 31, 2021). The Company grants to the Chief Executives annual bonuses, which have an optional and variable nature, not contractual and assigned according to compliance of individual and corporate goals and based on the incomes of the period.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Note 12   Inventories

The inventories balances are detailed as follows:

	As of December 31, 2023	As of December 31, 2022
	ThCh$	ThCh$
Finished products	156,692,277	184,684,428
In process products	25,068,819	23,070,479
Raw material	224,501,917	244,040,652
Finished products and Raw material in transit	11,712,496	21,209,137
Materials and products	13,523,712	13,075,171
Realizable net value estimate and obsolescence	(5,770,789)	(5,280,333)
Total	425,728,432	480,799,534

For the years ended as of December 31, 2023, 2022 and 2021, the Company wrote off a total of ThCh$ 5,212,799, ThCh$ 2,371,770 and ThCh$ 3,692,846, against net realizable value and obsolescence, respectively.

Additionally, the Company presents an estimate for inventory impairment which includes amounts related to low turnover, technical obsolescence and/or products recalled from the market.

The movement of net realizable value and obsolescence estimate is detailed as follows:

	As of December 31, 2023	As of December 31, 2022
	ThCh$	ThCh$
Initial balance	(5,280,333)	(3,176,553)
Inventories write-down estimation	(6,483,906)	(4,756,848)
Inventories recognised as an expense	5,212,799	2,371,770
Business combinations effect	780,651	281,298
Total	(5,770,789)	(5,280,333)

As of December 31, 2023 and 2022, the Company does not have any inventory pledged as guarantee for financial obligations.

There is no non-current inventory at 31 December, 2023 and 2022, as it is available for sale to the public once it is produced. Inventories for which technically a production cycle of more than twelve months is required represent a marginal total.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

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

The movement of current biological assets is detailed as follows:

ThCh$

As of January 1, 2022
Historic cost	12,546,705
Book Value	12,546,705

As of December 31, 2022
Conversion effect	(776,552)
Acquisitions	31,215,697
Decreases due to harvesting	(27,132,201)
Others increases (decreases) (1)	326,644
Sub-Total	3,633,588
Book Value	16,180,293

As of December 31, 2022
Historic cost	16,180,293
Book Value	16,180,293

As of December 31, 2023
Conversion effect	(2,006,357)
Acquisitions	30,554,114
Decreases due to harvesting	(30,547,833)
Others increases (decreases) (1)	584,067
Sub-Total	(1,416,009)
Book Value	14,764,284

As of December 31, 2023
Historic cost	14,764,284
Book Value	14,764,284

(1) Mainly corresponds to the financial effect of the application IAS 29 “Financial reporting in hyperinflationary economies”.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Note 14   Non-current assets of disposal groups classified as held for sale

a) Chile Operating Segment

-	On March 3, 2021, the Board of Directors of Compañía Cervecerías Unidas S.A. authorized the sale of a piece of land located in the district of Quilicura, in the Metropolitan Region of Santiago, Chile. The promise of sale of this asset was signed on December 3, 2021, however, this promise was conditioned to the fulfillment of legal and administrative conditions by CCU and the prominent buyer, in relation to a process of subdivision, merger of such land and usual presentations for this type of asset, conditions that have materialized substantially at the date of these financial statements.

b) International Business Operating segment

–	During September 2015, the Board of subsidiary Sáenz Briones & Cía. S.A.I.C. authorized the sale of property located in Luján de Cuyo city, Province of Mendoza, Argentina. At the date of issuance of these Consolidated Financial Statements the administration is still committed with a sale plan for this property. In order to to seek out a buyer and keep high probabilities to sale it the subsidiary has changed the Real Estate Broker.

c) Wine Operating segment

–	In 2015, the Board of Viña Valles de Chile S.A. (“VVCH”) which is Viña San Pedro Tarapacá S.A., authorized the sale of certain fixed assets located in Rengo city, Provincia de Cachapoal, Sexta Región.

At the date of issuance of the Consolidated Financial Statements, this group of assets, which amounted ThCh$ 1,770,547, were reclassified to Property, plant and equipment, under the concept of Land, buildings and constructions; the latter considering that the elements required by the IFRS 5 to keep them classified as Non-current assets held for sale are not met. (See Note 19 - Property, plant and equipment).

–	In November 2022, the Board of Directors of Finca La Celia S.A. authorized the sale of the property identified as Finca Pocito, located in the province of San Juan, Argentina. On November 1, 2022, both the Purchase and Sale Agreement were signed and, together with the acceptance of the Offer, the partial payment was made according with the agreed price, and the occupnacy of the property was passed. In December 2023, the balance of the agreed price was received and, at the closing of these Consolidated Financial Statements, the signing of the title transfer deed materializing the sale is pending. This transaction generated a loss in our results of ThCh$ 641,684 resulting from the lower book value to which the property was sold, discounting the costs to sell (See Note 32 - Other gains (losses)).

As described in Note 2 - Summary of significant accounting policies, 2.18, non-current assets of disposal groups classified as held for sale have been recorded at the lower of carrying amount and fair value less cost to sale as of December 31, 2023.

Assets held for sale are detailed as follows:

Non-current assets of disposal groups classified as held for sale	As of December 31, 2023	As of December 31, 2022
	ThCh$	ThCh$
Land	21,199,533	1,428,465
Constructions	236,886	341,197
Machinery	13,979	20,135
Vines in formation (plantations)	157,074	226,240
Total	21,607,472	2,016,037

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Note 15   Business Combinations

a)	D&D SpA.

Pursuant to the provisions of the share purchase and sale agreement entered into on June 7, 2022 between the subsidiary Compañía Pisquera de Chile S.A. as purchaser and by Panda SpA. and MBB SpA, as sellers (the Sellers), on December 29, 2022 CPCh formalized the acquisition of 51.0132% of the shares of D&D SpA, through the subscription of a capital increase and on December 30, 2022 through the purchase of shares from the Sellers. Both operations were subject to the fulfillment of certain conditions, which were resolved on January 20, 2023.

As explained above, on January 20, 2023, CPCh paid ThCh$ 1,250,000 (equivalent to 444 shares at ThCh$ 2,815.315 each), and also subscribed and paid 135 shares issued in connection with the capital increase agreed at an extraordinary shareholders' meeting of the company, for which CPCh paid ThCh$ 1,481.481 for each share, totaling ThCh$ 200,000, CPCh is now the holder of 579 shares, representing 51.0132% of its total capital stock. At the same time, the parties expressly state that they have agreed that this price will be subject to an increase based on the cases and forms indicated in the share purchase agreement.

On February 14, 2023, CPCh paid the Sellers ThCh$ 750,000, corresponding to the first price increase.

Additionally, other price increases were recognised for this business combination, as indicated in Note 11 - Balances and transactions with related parties, number (5).

For the business combination described above, the fair values of the assets and liabilities have been determined (See Note 1 - General Information letter C), number (12)).

Note 16   Investments accounted for using equity method

Joint ventures and Associates

As of December 31, 2023 and 2022, the Company recorded investments qualifying as joint venture and associates.

The share value of investments in joint ventures and associates are detailed as follows:

	Percentage of participation	As of December 31, 2023	As of December 31, 2022
	%	ThCh$	ThCh$
Cervecería Austral S.A.	50,00	12,650,998	10,874,398
Central Cervecera de Colombia S.A.S.	50,00	19,793,183	21,228,654
Zona Franca Central Cervecera S.A.S.	50,00	106,768,550	84,611,035
Aguas de Origen S.A.	50,00	8,636,461	22,064,018
Total joint ventures		147,849,192	138,778,105
Aguas Danone de Argentina S.A.	49,00	880,815	1,334,009
Others companies		863,173	813,898
Total associates		1,743,988	2,147,907
Total		149,593,180	140,926,012

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

The above mentioned values include goodwill generated in the acquisition of the following joint venture and associate, which are presented net of any impairment loss:

	As of December 31, 2023	As of December 31, 2022
	ThCh$	ThCh$
Cervecería Austral S.A.	1,894,770	1,894,770
Aguas Danone de Argentina S.A.	72,589	104,552
Aguas de Origen S.A.	3,017,505	2,336,251
Total	4,984,864	4,335,573

The share of net income (loss) of joint ventures and associates accounted for using the equity method are detailed as follows:

	For the years ended as of December 31,
	2023	2022	2021
	ThCh$	ThCh$	ThCh$
Central Cervecera de Colombia S.A.S.	(10,565,966)	(9,410,015)	(5,935,519)
Zona Franca Central Cervecera S.A.S.	(1,710,319)	(1,965,827)	2,904,998
Aguas de Origen S.A.	(9,695,813)	2,533,720	–
Cervecería Austral S.A.	2,802,039	2,829,304	3,957,553
Total joint ventures	(19,170,059)	(6,012,818)	927,032
Aguas Danone de Argentina S.A.	(45,336)	(5,272,903)	–
Others companies	(2,363)	307,653	(701,006)
Total associates	(47,699)	(4,965,250)	(701,006)
Total	(19,217,758)	(10,978,068)	226,026

Changes in investments in joint ventures and associates are detailed as follows:

	As of December 31, 2023	As of December 31, 2022
	ThCh$	ThCh$
Balance at the beginning of year	140,926,012	138,114,480
Others payments to acquire interests in joint ventures	7,086,899	36,465,915
Share of net income (loss) of joint ventures and associates accounted for using the equity method	(19,217,758)	(10,978,068)
Dividends received	(908,640)	(4,164,922)
Others (*)	21,706,667	(18,511,393)
Total	149,593,180	140,926,012

(*) Mainly includes effects from the foreign currency of joint ventures.

Significant matters regarding investments accounted for using the equity method are detailed as follows:

(1) Cervecería Austral S.A.

It is a closed stock company that operates as a beer manufacturing facility in the southern end of Chile, which is the southernmost brewery in the world.

(2) Central Cervecera de Colombia S.A.S. and Zona Franca Central Cervecera S.A.S.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

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

As of December 31, 2023 and December 31, 2022, the amount of capital contributions to CCC and ZF CC amounts to US$ 304,170,191 and US$ 298,959,619 (equivalent to ThCh$ 206,283,598 and ThCh$ 202,106,752 based on the exchange rates at the dates of the contributions), respectively.

(3) Aguas Danone de Argentina S.A. and Aguas de Origen S.A.

On April 28, 2022, CCU through its subsidiary, Compañía Cervecerías Unidas Argentina S.A. acquired 49% of the ownership of Aguas Danone de Argentina S.A. ("ADA"), which includes the business of mineral waters, flavored waters and powdered juices with its brands Villavicencio, Villa del Sur, Levité, Ser and Brío (the "Transaction"). The Transaction included share acquisition and capital contributions in Argentine pesos totaling US$ 28.8 million (equivalent to ThCh$ 27,386,281).

According to a public deed dated April 28, 2022, the subsidiary Compañía Cervecerías Unidas Argentina S.A., acquired 49,000 ordinary, nominative, non-endorsable shares of Aguas de Origen S.A. ("ADO"), at a value of one Argentine peso each, reaching a 49% interest in this company. The effective payment of this acquisition was made on August 26, 2022.

It should be noted that ADO, is the continuation of the business of Aguas Danone de Argentina S.A., whish was efective as of December 1, 2022 as a result of the spin-off-merger approved by the shareholders' meeting of Aguas Danone de Argentina S.A. and Aguas de Origen S.A. on June 30, 2022.

On November 30, 2022, a purchase of 634,061 shares equivalent to ThCh$ 542,974 was made from Holding Internationale De Boissons S.A.S., which corresponds to 1% of the shares of ADO, thus reaching a 50% shareholding in this company.

On March 30, 2023, at an Extraordinary Shareholders' Meeting of Aguas de Origen S.A., it was agreed to increase capital and set a share premium by the shareholder Holding Internationale De Boissons S.A.S., resulting in a capital increase of ARS 1 and a share premium of ARS 80,158,267 (equivalent to ThCh$ 304,411). In another Extraordinary Meeting held on the same day, the subsidiary Compañía Cervecerías Unidas Argentina S.A., also made a capital stock contribution of ARS 1, consequently, both shareholders maintained the same participation in this company.

On June 6, 2023, at an Extraordinary Shareholders' Meeting of ADO, it was agreed: (i) to capitalize the balance in the capital adjustment account in the amount of ARS 59,643, issuing bonus shares that were awarded to the shareholders Compañía Cervecerías Unidas Argentina S.A. and Holding Internationale de Boissons S.A.S. in proportion to their shareholdings; and (ii) to approve a capital increase in the amount of ARS 29,142,000 (equivalent to ThCh$ 95,601), which was subscribed and paid in by subsidiary Compañía Cervecerías Unidas Argentina S.A. and shareholder Holding Internationale de Boissons S.A.S. in proportion to their shareholdings. As a result, both shareholders maintained the same shareholding in this company.

On September 27, 2023, at an Extraordinary Shareholders' Meeting of ADO, a capital increase was approved in the amount of ARS 1 with a share premium in the amount of ARS 1,688,179,074 (equivalent to ThCh$ 4,373,920), which was fully subscribed and paid in by the subsidiary Compañía Cervecerías Unidas Argentina S.A. In another Extraordinary Shareholders' Meeting held on the same day, a capital increase was approved for the amount of ARS 1, which was fully subscribed and paid in by the shareholder Holding Internationale De Boissons S.A.S., as a result, both shareholders maintained the same shareholding in this company.

On October 25, 2023, at an Extraordinary Shareholders' Meeting of ADO, an increase in capital stock in the amount of ARS 62,811,000 (equivalent to ThCh$ 159,661) was approved, which was subscribed and paid in equal parts by the subsidiary Compañía Cervecerías Unidas Argentina S.A. and the shareholder Holding Internationale De Boissons S.A.S.

On December 21, 2023, at ADO's Extraordinary Shareholders' Meeting, an increase in capital stock in the amount of ARS 80,385,000 (equivalent to ThCh$ 86,937) was approved, which was subscribed and paid in equal parts by the subsidiary Compañía Cervecerías Unidas Argentina S.A. and the shareholder Holding Internationale De Boissons S.A.S.

The Company does not have any contingent liabilities related to joint ventures and associates as December 31, 2023.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

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

	Associates		Joint ventures
	As of December 31, 2023	As of December 31, 2022	As of December 31, 2023	As of December 31, 2022
	ThCh$	ThCh$	ThCh$	ThCh$
Assets and Liabilities
Current assets	120,150	1,002,278	130,488,940	185,086,705
Non-current assets	1,871,190	3,554,693	360,977,091	287,017,890
Current liabilities	(101,254)	885,460	106,403,754	127,663,233
Non-current liabilities	(240,587)	1,162,416	96,312,931	75,013,628

	Associates		Joint ventures
	For the years ended as of December 31,
	2023	2022	2023	2022	2021
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Income Statement (Summarized)
Net sales	120,587	133,790,585	411,989,034	327,979,632	266,707,778
Operating result	(180,321)	(8,524,865)	(28,106,929)	(8,895,582)	(3,907,203)
Net income for year	(92,524)	(13,235,375)	(37,483,698)	(14,228,664)	548,637
Other comprehensive income	(908,241)	(13,235,375)	51,387,114	(28,791,782)	16,571,448
Depreciation and amortization	(180,254)	(3,739,776)	(22,734,983)	(16,901,777)	(15,726,722)

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Note 17 Intangible assets other than goodwill

The intangible assets movement are detailed as follows:

	Trademarks	Software programs	Water rights	Distribution rights	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2022
Historic cost	121,643,175	54,399,144	3,199,349	2,880,324	182,121,992
Accumulated amortization	–	(29,320,555)	–	(857,744)	(30,178,299)
Book Value	121,643,175	25,078,589	3,199,349	2,022,580	151,943,693

As of December 31, 2022
Additions (2)	12,950,000	2,416,575	–	613,295	15,979,870
Amortization of year	–	(4,454,798)	–	(153,637)	(4,608,435)
Conversion effect (cost)	(20,964,262)	(1,064,314)	–	(6,019)	(22,034,595)
Conversion effect (amotization)	–	379,453	–	104,772	484,225
Others increases (decreases) (1)	28,918,297	1,624,386	–	82,231	30,624,914
Sub-Total	20,904,035	(1,098,698)	–	640,642	20,445,979
Book Value	142,547,210	23,979,891	3,199,349	2,663,222	172,389,672

As of December 31, 2022
Historic cost	142,547,210	57,375,791	3,199,349	3,569,831	206,692,181
Accumulated amortization	–	(33,395,900)	–	(906,609)	(34,302,509)
Book Value	142,547,210	23,979,891	3,199,349	2,663,222	172,389,672

As of December 31, 2023
Additions	–	7,250,921	–	–	7,250,921
Additions for business combinations (cost) (3)	1,962,891	–	–	–	1,962,891
Divestitures (cost)	–	(81,475)	–	–	(81,475)
Divestitures (amortization)	–	74,540	–	–	74,540
Amortization of year	–	(10,053,940)	–	(161,248)	(10,215,188)
Conversion effect (cost)	(45,306,098)	(1,838,630)	–	(110,812)	(47,255,540)
Conversion effect (amotization)	–	726,017	–	199,821	925,838
Others increases (decreases) (1)	27,807,102	245,218	–	19,228	28,071,548
Sub-Total	(15,536,105)	(3,677,349)	–	(53,011)	(19,266,465)
Book Value	127,011,105	20,302,542	3,199,349	2,610,211	153,123,207

As of December 31, 2023
Historic cost	127,011,105	62,951,825	3,199,349	3,478,247	196,640,526
Accumulated amortization	–	(42,649,283)	–	(868,036)	(43,517,319)
Book Value	127,011,105	20,302,542	3,199,349	2,610,211	153,123,207

(1)	Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies”.
(2)	See Note 1 - General information, letter C), number (8).
(3)	See Note 1 - General information, letter C), number (12).

There are no restrictions or pledges on intangible assets.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

The cash generating units associated to the trademarks are detailed as follows:

Segment	Cash Generating Unit	As of December 31, 2023	As of December 31, 2022
	(CGU)	ThCh$	ThCh$
Chile	Embotelladoras Chilenas Unidas S.A.	33,181,320	33,003,901
	Manantial S.A.	1,166,000	1,166,000
	Compañía Pisquera de Chile S.A.	1,363,782	1,363,782
	D&D SpA. (1)	1,962,891	–
	Cervecería Kunstmann S.A. (2)	13,915,244	13,915,144
	Cervecería Szot SpA.	344,502	344,502
	Cervecera Guayacán SpA.	804,705	804,705
	Sub-Total	52,738,444	50,598,034
International Business	CCU Argentina S.A. and subsidiaries	41,041,119	59,088,046
	Marzurel S.A., Coralina S.A. and Milotur S.A.	2,779,956	2,641,563
	Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A.	3,680,609	3,563,156
	Bebidas Bolivianas BBO S.A.	6,875,725	6,709,069
	Sub-Total	54,377,409	72,001,834
Wines	Viña San Pedro Tarapacá S.A.	19,895,252	19,947,342
	Sub-Total	19,895,252	19,947,342
Total		127,011,105	142,547,210

(1)	See Note 1 - General information, letter C), number (12).
(2)	See Note 1 - General information, letter C), number (8).

As of December 31, 2023, the Company performed the annual impairment test, from which no evidence of impairment has emerged. Regarding Trademarks with an indefinite useful life, the same methodology has been used as indicated in Note 18 - Goodwill.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Note 18 Goodwill

The goodwill movement is detailed as follows:

Goodwill
ThCh$
As of January 1, 2022
Historic cost	131,172,835
Book Value	131,172,835

As of December 31, 2022
Others increases (decreases) (1)	19,526,568
Conversion effect	(13,729,969)
Sub-Total	5,796,599
Book Value	136,969,434

As of December 31, 2022
Historic cost	136,969,434
Book Value	136,969,434

As of December 31, 2023
Additions for business combinations (2)	2,100,677
Others increases (decreases) (1)	18,776,632
Conversion effect	(30,254,687)
Sub-Total	(9,377,378)
Book Value	127,592,056

As of December 31, 2023
Historic cost	127,592,056
Book Value	127,592,056

(1)	Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies”.
(2)	See Note 1 - General information, letter C), number (12).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

For the purpose of impairment testing, goodwill acquired in a business combination is allocated as of the acquisition date to each of the CGUs, or groups of CGUs that is expected to benefit from the business combination synergies. The carrying amount of goodwill assigned to the CGUs within the Company’s segments is detailed as follows:

Segment	Cash Generating Unit	As of December 31, 2023	As of December 31, 2022
	(CGU)	ThCh$	ThCh$
Chile	Embotelladoras Chilenas Unidas S.A.	25,257,686	25,257,686
	Manantial S.A.	8,879,245	8,879,245
	Compañía Pisquera de Chile S.A.	9,808,550	9,808,550
	Los Huemules S.R.L.	509	2,277
	D&D SpA. (1)	2,100,677	–
	Cervecera Guayacán SpA.	456,007	456,007
	Cervecería Szot SpA.	202,469	202,469
	Sub-Total	46,705,143	44,606,234
International Business	CCU Argentina S.A. and subsidiaries	27,727,792	39,949,114
	Marzurel S.A., Coralina S.A. and Milotur S.A.	5,155,840	4,815,276
	Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A.	5,401,679	5,244,087
	Bebidas Bolivianas BBO S.A.	10,185,458	9,938,579
	Sub-Total	48,470,769	59,947,056
Wines	Viña San Pedro Tarapacá S.A.	32,416,144	32,416,144
	Sub-Total	32,416,144	32,416,144
Total		127,592,056	136,969,434

(1)	See Note 1 - General information, letter C), number (12).

Goodwill assigned to the CGUs is subject to impairment test on an annually basis or more frequently if there are signs of potential impairment. These signs may include a significant change in the economic environment that could affect the business scenario, new legal provisions, operational performance indicators or the disposal of an important part of a CGU. The impairment loss is recognized for the amount by which the carrying amount of the CGU exceeds its recoverable amount. The recoverable value of each CGU is determined as the highest amount between its value in use and its fair value minus the cost of selling. The management considers that the value in use approach, determined by a discounted cash flows model, is the most reliable method to determine the recoverable values of the CGU.

The following table shows the most relevant inputs for each CGU in where there is a relevant Goodwill and / or intangible assets with indefinite useful life assigned:

	Chile	Argentina	Uruguay	Paraguay	Bolivia

Estimated CAPEX for the year 2024 ThCh$	155,221	28,438	1,990	2,396	2,414
Perpetual growth	3.00%	2.50%	2.20%	2.20%	4.40%
Discount rate	8.62%	26.43%	9.64%	11.39%	14.07%

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

Cash Flows: To determine the value in use, the Company has used cash flows projections in line with the time horizon described above, based on budgets, strategic plans and projections reviewed by management for the same period of time. Given the maturity of our business, these budgets have been historicaly consistent with the results.

Management’s cash flows projection included significant judgements and assumptions relating to perpetual growth rates and discount rates.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

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

According to the calculated sensitivities, the Administration determines that there is no reasonably possible change in the assumptions mentioned above that could cause that the book value exceeds the estimated recoverable value as of December 31, 2023.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Note 19 Property, plant and equipment

Property, plant and equipment movements are detailed as follows:

	Land, buildings and construction	Machinery and equipment	Bottles and containers	Others Equipment	Assets under contruction	Furniture, accessories and vehicles	Under production vines	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2022
Historic cost	790,813,382	691,181,931	194,726,856	147,793,572	195,282,050	83,225,686	38,465,102	2,141,488,579
Accumulated depreciation	(252,590,764)	(376,384,175)	(116,338,645)	(101,641,643)	–	(56,210,408)	(16,061,490)	(919,227,125)
Book Value	538,222,618	314,797,756	78,388,211	46,151,929	195,282,050	27,015,278	22,403,612	1,222,261,454

As of December 31, 2022
Additions	–	–	–	–	197,387,873	–	–	197,387,873
Transfers	61,166,714	79,898,704	22,694,028	19,887,613	(200,131,448)	9,568,259	6,915,853	(277)
Transfers to Assets held for sale (cost)	(1,765,306)	(36,934)	–	–	–	–	(615,461)	(2,417,701)
Transfers to Assets held for sale (depreciation)	30,707	29,939	–	–	–	–	287,546	348,192
Transfers from Assets held from sale (cost)	1,770,547	–	–	–	–	–	–	1,770,547
Conversion effect historic (cost)	(29,680,592)	(54,111,392)	(34,138,268)	(9,104,748)	(7,821,487)	(781,851)	(2,238,221)	(137,876,559)
Write off (cost)	(6,648,641)	(9,972,059)	(2,248,000)	(84,791)	–	(1,255,691)	–	(20,209,182)
Write off (depreciation)	6,535,423	9,970,855	2,172,805	77,589	–	1,254,399	–	20,011,071
Capitalized interests	–	–	–	–	797,442	–	–	797,442
Depreciation	(24,493,237)	(38,579,233)	(25,171,425)	(15,552,044)	–	(6,609,355)	(1,808,857)	(112,214,151)
Conversion effect (depreciation)	1,821,057	8,082,936	14,171,760	5,747,971	–	528,252	–	30,351,976
Others increases (decreases) (1)	34,879,083	59,737,810	27,530,952	4,432,463	25,533,318	271,976	5,587,805	157,973,407
Divestitures (cost)	(401,557)	(65,792)	(20,065,136)	(7,645,330)	–	(629,411)	(392,883)	(29,200,109)
Divestitures (depreciation)	63,935	50,276	19,750,911	7,307,878	–	365,518	323,801	27,862,319
Sub-Total	43,278,133	55,005,110	4,697,627	5,066,601	15,765,698	2,712,096	8,059,583	134,584,848
Book Value	581,500,751	369,802,866	83,085,838	51,218,530	211,047,748	29,727,374	30,463,195	1,356,846,302

As of December 31, 2022
Historic cost	862,106,306	813,091,440	253,015,079	164,415,831	211,047,748	91,014,222	48,703,199	2,443,393,825
Accumulated depreciation	(280,605,555)	(443,288,574)	(169,929,241)	(113,197,301)	–	(61,286,848)	(18,240,004)	(1,086,547,523)
Book Value	581,500,751	369,802,866	83,085,838	51,218,530	211,047,748	29,727,374	30,463,195	1,356,846,302

As of December 31, 2023
Additions	–	–	–	–	138,289,044	–	–	138,289,044
Additions for business combinations (cost) (2)	181,006	534,269	–	–	–	79,094	–	794,369
Additions for business combinations (depreciation) (2)	(18,054)	(100,613)	–	–	–	(20,076)	–	(138,743)
Transfers	48,036,193	67,714,703	26,923,762	18,748,098	(174,281,473)	12,850,863	7,854	–
Non-current assets of disposal groups classified as held for sale (cost) (3)	(20,207,777)	–	–	–	–	–	–	(20,207,777)
Conversion effect historic (cost)	(63,104,205)	(113,528,101)	(67,485,035)	(15,443,833)	(30,065,398)	(1,280,069)	(6,081,394)	(296,988,035)
Write off (cost)	(409,818)	(3,694,017)	(1,745,448)	(1,013,849)	–	(469,211)	–	(7,332,343)
Write off (depreciation)	375,578	3,245,257	1,568,049	1,013,399	–	433,053	–	6,635,336
Capitalized interests	–	–	–	–	761,764	–	–	761,764
Depreciation	(24,989,553)	(33,391,578)	(21,216,223)	(13,532,247)	–	(9,853,805)	(1,982,689)	(104,966,095)
Conversion effect (depreciation)	3,365,254	16,180,666	26,110,062	9,095,329	–	280,915	900,299	55,932,525
Others increases (decreases) (1)	36,545,275	63,049,635	25,926,231	2,886,596	13,403,899	65,091	3,686,922	145,563,649
Divestitures (cost)	(1,916,386)	(2,683,843)	(7,033,035)	(3,109,155)	–	(577,033)	(2,919,093)	(18,238,545)
Divestitures (depreciation)	1,823,097	2,519,811	6,862,886	2,917,906	–	519,197	2,393,347	17,036,244
Sub-Total	(20,319,390)	(153,811)	(10,088,751)	1,562,244	(51,892,164)	2,028,019	(3,994,754)	(82,858,607)
Book Value	561,181,361	369,649,055	72,997,087	52,780,774	159,155,584	31,755,393	26,468,441	1,273,987,695

As of December 31, 2023
Historic cost	861,973,319	829,082,360	229,128,739	167,059,351	159,155,584	102,103,144	44,781,727	2,393,284,224
Accumulated depreciation	(300,791,958)	(459,433,305)	(156,131,652)	(114,278,577)	–	(70,347,751)	(18,313,286)	(1,119,296,529)
Book Value	561,181,361	369,649,055	72,997,087	52,780,774	159,155,584	31,755,393	26,468,441	1,273,987,695
(1)	Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies”
(2)	See Note 1 - General information, letter C), number (12).
(3)	See Note 1 - Note 14 Non-current assets of disposal groups classified as held for sale, letter a).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

The balance of the land at the end of each year is as follows:

	As of December 31, 2023	As of December 31, 2022
	ThCh$	ThCh$
Land	253,143,223	280,329,704
Total	253,143,223	280,329,704

Capitalized interest as of December 31, 2023 amounted ThCh$ 761,764 (ThCh$ 797,442 as of December 31, 2022 and ThCh$ 1,074,074 as of December 31,2021, using an annually capitalization rate of 3.15% (3.64% as of December 31, 2022 and 2.04% as of December 31,2021).

The Company, through its subsidiary Viña San Pedro Tarapacá S.A., has biological assets corresponding to vines that produce grapes. The vines are segmented into those under formation and those under production, and they are grown both on leased and owned land, The grapes harvested from these vines are used in the manufacturing of wine, which is marketed both in the domestic market and abroad.

As of December 31, 2023, the Company maintained approximately 4,874 hectares of which 4,433 are for vines in production stage. Of the total hectares mentioned above, 4,271 correspond to own land and 162 to leased land.

The vines under formation are recorded at historic cost, and only start being depreciated when they are transferred to the production phase, which occurs in the majority of cases in the third year after plantation, when they start producing grapes commercially (in volumes that justify their production-oriented handling and later harvest).

During 2023, the production in plant vines yield was approximately 63.5 million kilos of grapes (58.7 million kilos of grapes in 2022).

By the nature of business of the Company, in the value of the assets it is not considered to start an allowance for cost of dismantling, removal or restoration.

In relation to impairment losses on Property, plant and equipment, Management has analyzed internal and external indicators and has not found evidence of impairment at December 31, 2023.

The depreciation year ended as of December 31, 2023 and 2022, recognized in net income and other assets is as follows:

	As of December 31, 2023	As of December 31, 2022
	ThCh$	ThCh$
Recognized in net incomes (*)	103,974,693	111,196,521
Recognized in others assets	991,402	1,017,630
Total	104,966,095	112,214,151

(*) Includes ThCh$ 1,724,762 (ThCh$ 1,772,514 as of December 31, 2022) of depreciation of agricultural assets (barrels), related to the cost of selling wine.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Note 20 Investment Property

Investment property movements are detailed as follows:

	Land	Buildings	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2022
Historic cost	7,113,560	3,346,699	10,460,259
Accumulated depreciation	–	(908,645)	(908,645)
Book Value	7,113,560	2,438,054	9,551,614

As of December 31, 2022
Transfers from PPE (cost)	277	–	277
Divestitures	(121,880)	–	(121,880)
Depreciation	–	(85,267)	(85,267)
Conversion effect (cost)	(1,859,082)	(712,681)	(2,571,763)
Conversion effect (depreciation)	–	66,700	66,700
Others increases (decreases) (1)	2,528,154	916,159	3,444,313
Sub-Total	547,469	184,911	732,380
Book Value	7,661,029	2,622,965	10,283,994

As of December 31, 2022
Historic cost	7,661,029	3,550,177	11,211,206
Accumulated depreciation	–	(927,212)	(927,212)
Book Value	7,661,029	2,622,965	10,283,994

As of December 31, 2023
Additions	–	36,101	36,101
Depreciation	–	(72,250)	(72,250)
Conversion effect (cost)	(4,013,380)	(1,497,425)	(5,510,805)
Conversion effect (depreciation)	–	117,411	117,411
Others increases (decreases) (1)	2,468,404	798,301	3,266,705
Sub-Total	(1,544,976)	(617,862)	(2,162,838)
Book Value	6,116,053	2,005,103	8,121,156

As of December 31, 2023
Historic cost	6,116,053	2,887,154	9,003,207
Accumulated depreciation	–	(882,051)	(882,051)
Book Value	6,116,053	2,005,103	8,121,156

(1) Corresponds to the financial effect of the application IAS 29 Financial reporting in hyperinflationary economies.

Investment property includes seventeen land properties, two offices and one apartment, situated in Chile, which are maintained for appreciation purposes, recording no income in 2023 (ThCh$ 4,534 as of December 31, 2022 and ThCh$ 5,836 as of December 31, 2021). Additionally, there are four properties in Argentina, which are leased and generated an income for ThCh$ 110,554 for period 2023 (ThCh$ 337,638 as on December 31, 2022 and ThCh$ 84,859 as on December 31, 2021). In addition, the expenses associated with such investment properties amounted to ThCh$ 76,843 for the period ended as of December 31, 2023 (ThCh$ 87,499 as of December 31, 2022 and ThCh$ 64,916 as f December 31,2021).

The market valuation of investment properties exceeds 100% of the book value.

The fair value, of investment property that represent 96% of the carrying amount is ThCh$ 18,060,704.

Management has not detected evidence of impairment of investment property.

The Company does not maintain any pledge or restriction over investment property items.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Note 21 Other financial liabilities

Debts and financial liabilities classified according to the type of obligation and their classifications in the Consolidated Financial Statements are detailed as follows:

	As of December 31, 2023		As of December 31, 2022
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Bank borrowings (1)	24,494,870	174,074,170	134,737,116	84,839,970
Bonds payable (1)	38,650,859	1,050,838,488	30,871,086	1,081,682,928
Derivatives not designated as hedges (2)	468,541	–	3,753,264	–
Derivatives designated as hedges (2)	3,207,739	9,333,449	4,605,695	9,183,801
Deposits for return of bottles and containers	11,774,922	–	11,912,090	–
Put option liability (3)	28,554,669	–	–	–
Total	107,151,600	1,234,246,107	185,879,251	1,175,706,699

(1) See Note 5 - Risk administration.

(2) See Note 7 - Financial instruments.

(3) See Note 1 - General information, letter C), number (10).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Current bank borrowings and bonds payable

The maturities and interest rates of these obligations are detailed as follows:

As of December 31, 2023:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	2,373	5,439	7,812	Monthly	3.39
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	2,845	8,764	11,609	Monthly	5.65
76,920,876-3	D&D SpA.	Chile	97,006,000-6	Banco de Crédito e Inversiones	Chile	CLP	13,506	23,703	37,209	At maturity	6.96
76,920,876-3	D&D SpA.	Chile	97,006,000-6	Banco de Crédito e Inversiones	Chile	CLP	7,054	–	7,054	At maturity	3.50
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	–	1,541,550	1,541,550	At maturity	7.17
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	–	549,050	549,050	At maturity	8.34
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	1,363	–	1,363	At maturity	9.60
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	USD	16,700,666	–	16,700,666	At maturity	5.88
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	79,750	–	79,750	At maturity	8.70
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	–	34,320	34,320	At maturity	8.58
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	–	16,750	16,750	At maturity	8.04
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	213,582	–	213,582	At maturity	8.60
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	–	58,367	58,367	At maturity	8.00
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	32,080	–	32,080	At maturity	3.95
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	–	1,656,358	1,656,358	Semiannual	3.45
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	604,555	–	604,555	At maturity	8.66
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	BBVA	Argentina	Euros	177,940	–	177,940	At maturity	19.80
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Santander	Argentina	ARS	23,144	–	23,144	At maturity	105.00
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Citibank	Argentina	ARS	31,389	–	31,389	Daily	130.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	USD	271	–	271	At maturity	105.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	19,383	–	19,383	Semiannual	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	3,734	567,103	570,837	Semiannual	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	6,589	567,103	573,692	Semiannual	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	36,016	135,081	171,097	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	20,366	280,005	300,371	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	19,734	480,288	500,022	Semiannual	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	3,857	289,853	293,710	Semiannual	5.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	3,689	277,250	280,939	Semiannual	5.95
Total							18,003,886	6,490,984	24,494,870

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration,

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bond payable
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond J	898 28/06/2018	Chile	UF	1,237,075	3,851	1,240,926	Semiannual	2.90
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond L	897 28/06/2018	Chile	UF	42,917	27,813,845	27,856,762	Semiannual	1.20
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond M	898 28/06/2018	Chile	UF	65,763	291,746	357,509	Semiannual	1.60
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond International	144A/Regulación S	United States	USD	7,053,155	–	7,053,155	Semiannual	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond P	897 28/06/2018	Chile	UF	720,004	21,005	741,009	Semiannual	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond R	1115 20/08/2022	Chile	UF	1,110,156	–	1,110,156	Semiannual	2.70
91,041,000-8	Viña San Pedro Tarapacá S.A. (2)	Chile	Bond D	986 12/12/2019	Chile	UF	61,750	229,592	291,342	Semiannual	1.00
Total							10,290,820	28,360,039	38,650,859

(1) This obligation is hedged by a Cross Currency Swap agreement, Note 7 - Financial instruments.

(2) This obligation is partially hedged by a Cross Currency Swap agreement, Note 7 - Financial instruments.

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

As of December 31, 2022:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	1,645	6,719	8,364	Monthly	3.39
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	2,622	10,587	13,209	Monthly	5.65
76,337,371-1	Bebidas CCU-PepsiCo SpA.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	1,010,488	–	1,010,488	At maturity	3.20
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	26,710,141	732,067	27,442,208	At maturity	8.34
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	–	96,199,000	96,199,000	At maturity	5.70
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	USD	2,582,301	–	2,582,301	At maturity	5.16
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,004,000-5	Banco del Estado de Chile	Chile	CLP	79,750	–	79,750	At maturity	8.70
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	–	2,006,310	2,006,310	At maturity	1.60
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	–	1,003,333	1,003,333	At maturity	1.60
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	218,128	–	218,128	At maturity	8.60
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	22,881	–	22,881	At maturity	3.95
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	–	1,662,154	1,662,154	Semiannual	3.45
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	604,555	–	604,555	At maturity	8.66
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Galicia	Argentina	ARS	–	2,999	2,999	Daily	0.00
0-E	Sáenz Briones & Cía. S.A.I.C.	Argentina	0-E	Santander - Argentina	Argentina	ARS	9,622	–	9,622	At maturity	46.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	14,806	–	14,806	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	62,115	–	62,115	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	600	–	600	Semiannual	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	4,453	245,937	250,390	Semiannual	5.30
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	8,907	491,874	500,781	Semiannual	5.30
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	5,550	516,467	522,017	Semiannual	5.30
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	4,638	516,467	521,105	Semiannual	5.30
Total							31,343,202	103,393,914	134,737,116

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	Maturity (*)
							0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bond payable
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond H	573 03/23/2009	Chile	UF	3,773,458	3,174,589	6,948,047	Semiannual	4.25
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond J	898 06/28/2018	Chile	UF	1,180,641	3,684	1,184,325	Semiannual	2.90
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond L	897 06/28/2018	Chile	UF	50,640	13,420,052	13,470,692	Semiannual	1.20
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond M	898 06/28/2018	Chile	UF	62,890	278,815	341,705	Semiannual	1.60
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond Internacional	144A/Regulation S	United States	USD	6,882,197	–	6,882,197	Semiannual	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond P	897 06/28/2018	Chile	UF	705,938	–	705,938	Semiannual	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond R	1115 08/20/2022	Chile	UF	1,059,348	–	1,059,348	Semiannual	2.70
91,041,000-8	Viña San Pedro Tarapacá S.A. (2)	Chile	Bond D	986 12/12/2019	Chile	UF	59,128	219,706	278,834	Semiannual	1.00
Total							13,774,240	17,096,846	30,871,086

(1) This obligation is hedged by a Cross Currency Swap agreement, Note 7 - Financial instruments.

(2) This obligation is partially hedged by a Cross Currency Swap agreement, Note 7 - Financial instruments.

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

Non-current bank borrowings and bonds payable

The maturities and interest rates of these obligations are detailed as follows:

As of December 31, 2023:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	15,198	16,263	21,940	53,401	Monthly	3.39
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	25,276	28,272	47,416	100,964	Monthly	5.65
76,920,876-3	D&D SpA.	Chile	97,006,000-6	Banco de Crédito e Inversiones	Chile	CLP	15,062	–	–	15,062	At maturity	6.96
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	–	90,000,000	–	90,000,000	At maturity	7.17
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	–	30,000,000	–	30,000,000	At maturity	8.34
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	2,000,000	–	–	2,000,000	At maturity	8.70
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	2,000,000	–	–	2,000,000	At maturity	8.58
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	1,000,000	–	–	1,000,000	At maturity	8.04
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	–	6,726,334	–	6,726,334	At maturity	8.60
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	–	5,967,737	–	5,967,737	At maturity	8.00
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	2,994,217	–	–	2,994,217	At maturity	3.95
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	1,651,019	–	–	1,651,019	Semiannual	3.45
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	–	16,000,000	–	16,000,000	At maturity	8.66
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	486,291	648,388	162,097	1,296,776	Semiannual	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	1,080,648	1,080,648	2,026,213	4,187,509	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	2,240,038	2,240,038	3,920,067	8,400,143	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	720,432	960,576	–	1,681,008	Semiannual	5.50
Total							14,228,181	153,668,256	6,177,733	174,074,170

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bond payable
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond J	898 28/06/2018	Chile	UF	10,270	10,158	110,456,141	110,476,569	Semiannual	2.90
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond L	897 28/06/2018	Chile	UF	55,527,378	13,876,608	–	69,403,986	Semiannual	1.20
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond M	898 28/06/2018	Chile	UF	526,108	526,108	73,976,883	75,029,099	Semiannual	1.60
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond International	144A/Regulation S	United States	USD	–	–	520,409,088	520,409,088	Semiannual	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond P	897 28/06/2018	Chile	UF	56,014	56,014	73,680,966	73,792,994	Semiannual	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond R	1115 20/08/2022	Chile	UF	–	–	146,434,024	146,434,024	Semiannual	2.70
91,041,000-8	Viña San Pedro Tarapacá S.A. (2)	Chile	Bond D	986 12/12/2019	Chile	UF	55,292,728	–	–	55,292,728	Semiannual	1.00
Total							111,412,498	14,468,888	924,957,102	1,050,838,488

(1) This obligation is hedged by a Cross Currency Swap agreement, Note 7 - Financial instruments.

(2) This obligation is partially hedged by a Cross Currency Swap agreement, Note 7 - Financial instruments.

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

As of December 31, 2022:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	14,141	15,132	26,883	56,156	Monthly	3.39
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	23,137	25,868	55,717	104,722	Monthly	5.65
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	–	40,000,000	–	40,000,000	At maturity	8.34
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,004,000-5	Banco del Estado de Chile	Chile	CLP	2,000,000	–	–	2,000,000	At maturity	8.70
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	–	6,710,993	–	6,710,993	At maturity	8.60
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	2,998,735	–	–	2,998,735	At maturity	3.95
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	3,299,391	–	–	3,299,391	Semiannual	3.45
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	–	16,000,000	–	16,000,000	At maturity	8.66
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	659,034	1,054,454	2,504,328	4,217,816	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	1,365,925	2,185,478	4,918,354	8,469,757	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	368,400	491,200	122,800	982,400	Semiannual	5.50
Total							10,728,763	66,483,125	7,628,082	84,839,970

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bond payable
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond H	573 03/23/2009	Chile	UF	12,721,446	12,721,446	15,908,546	41,351,438	Semiannual	4.25
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond J	898 06/28/2018	Chile	UF	9,822	9,822	105,422,549	105,442,193	Semiannual	2.90
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond L	897 06/28/2018	Chile	UF	53,071,586	39,800,351	–	92,871,937	Semiannual	1.20
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond M	898 06/28/2018	Chile	UF	503,118	503,118	70,857,871	71,864,107	Semiannual	1.60
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond Internacional	144A/Regulation S	United States	USD	–	–	506,983,975	506,983,975	Semiannual	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond P	897 06/28/2018	Chile	UF	–	–	70,444,041	70,444,041	Semiannual	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond R	1115 08/20/2022	Chile	UF	–	–	139,714,703	139,714,703	Semiannual	2.70
91,041,000-8	Viña San Pedro Tarapacá S.A. (2)	Chile	Bond D	986 12/12/2019	Chile	UF	344,064	52,666,470	–	53,010,534	Semiannual	1.00
Total							66,650,036	105,701,207	909,331,685	1,081,682,928

(1) This obligation is hedged by a Cross Currency Swap agreement, Note 7 - Financial instruments.

(2) This obligation is partially hedged by a Cross Currency Swap agreement, Note 7 - Financial instruments.

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

Details of the fair value of bank borrowings, financial leases obligations and bonds payable are described in Note 7 - Financial instruments.

The current effective interest rates of bond obligations are as follows:

Bonds Serie J	2.89%
Bonds Serie L	1.21%
Bonds Serie M	0.87%
Bonds International	3.30%
Bonds Serie D	0.53%
Bonds Serie P	3.36%
Bonds Serie R	2.81%

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

The terms and conditions of the main interest accruing obligations as of December 31, 2023, are detailed as follows:

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

On July 27, 2022 this loan was renewed for 5 years, with maturity on July 27, 2027.

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

As of December 31, 2023, the subsidiary and CCU were in compliance with the financial covenants.

b)	On April 16, 2021, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 1,000,000, at a fixed interest rate maturing on April 17, 2023.

On April 17, 2023, this loan was renewed for a 3-year term, maturing on April 17, 2026.

The subsidiary amortizes interest semi-annually and principal in a single payment at the end of the established term.

c)	On April 21, 2021, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 2,000,000, at a fixed interest rate maturing on April 21, 2023.

On April 21, 2023, this loan was renewed for a 3-year term, maturing on April 21, 2026.

The subsidiary amortizes interest semi-annually and principal in a single payment at the end of the established term.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

d)	On July 19, 2022, the subsidiary Cervecería Kunstmann S.A. subscribed a bank loan with Banco del Estado de Chile for a total of ThCh$ 2,000,000, at a fixed interest rate, maturing on July 18, 2025.

The subsidiary amortizes interest semiannually and the principal in a single payment at the end of the established term.

e)	On August 11, 2022, the subsidiary Cervecería Kunstmann S.A. subscribed a bank loan with Banco del Estado de Chile for a total of ThCh$ 6,750,000, at a fixed interest rate, maturing on August 11, 2027.

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

As at 31 December 2023, the subsidiary was in compliance with all the requirements of this obligation.

f)	On May 12, 2023, the subsidiary Cervecería Kunstmann S.A. subscribed a bank loan with Banco del Estado de Chile for a total of ThCh$ 6,000,000, at a fixed interest rate, maturing on May 12, 2028.

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

As at 31 December 2023, the subsidiary was in compliance with all the requirements of this obligation.

g)	On April 13, 2017, Compañía Cervecerías Unidas S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 40,000,000 (current balance of ThCh$ 30,000,000 as of December 31, 2023), at a fixed interest rate, maturing on April 13, 2022.

On April 13, 2022, this loan was renewed for a 5-year term, maturing on April 13, 2027.

The Company amortizes interest semi-annually, and the capital amortization consists in a single payment at the end of the established term.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

On March 31, 2023, ThCh$ 10,000,000 of principal due was paid in advance.

This obligation is subject to certain reporting obligations in addition to complying with the following financial ratios:

a.	Maintain at the end of each quarter a level of Consolidated Net Financial Debt reflected in each of its quarterly Consolidated Financial Statements not greater than 1,5 times defined as the ratio between Net Financial Debt and Total Adjusted Equity, hereinafter “Consolidated Net Financial Debt Level”. To determine the Consolidated Net Financial Debt Level, it will be based on the quarterly Consolidated Financial Statements and the following will be considered: /i/ “Net Financial Debt”, the difference between /x/ the unpaid amount of the “Financial Debt”, which is the sum of the lines, current and non-current, Bank loans, Bonds and Obligations for financial leases, contained in the Note Other financial liabilities and will not be considered for the calculation and determination of Financial Debt Net, the total amount of the liability for the obligation for rights to use assets of the account or subaccount of "IFRS 16", current and non-current, and /y/ the balance of the Cash and Cash Equivalents item contained in the Statement Consolidated Financial Position of the Issuer, and /ii/ “Total Adjusted Equity” the sum of /x/ Total Equity e /y/ the sum of the accounts Provisional Dividends, Dividends provisioned according to policy, as well as all other accounts related to provision of dividends contained in the Statement Consolidated of Changes in the Issuer's Equity.

b.	The Issuer must maintain a consolidated financial expense coverage of not less than 3 times, defined as the ratio between ORBDA and Financial Costs. ORBDA[1] is the sum of the accounts Gross Margin and Other Income by Function, less the accounts Distribution Costs, Administrative Expenses and Other Expenses by Function and plus the line Depreciation and Amortization recorded in the Note Costs and Expenses by Nature. For Financial Costs, the account of the same name contained in the Consolidated Statement of Income by Function. The Consolidated Financial Expense Coverage will be calculated for the twelve consecutive months prior to the date of the corresponding Consolidated Financial Statements, including the month of closing of such Consolidated Financial Statements.

c.	The Issuer shall maintain an Adjusted Shareholders' Equity at the consolidated level of at least ThCh$ 312,516,750. For these purposes, Adjusted Shareholders' Equity corresponds to the sum of /i/ the account Equity attributable to owners of the controlling company contained in the Consolidated Statement of Financial Position, and /ii/ the sum of the accounts Interim Dividends, Dividends provided according to policy, as well as all other accounts related to provision for dividends, contained in the Consolidated Statement of Changes in Shareholders' Equity.

d.	The Issuer shall maintain unencumbered assets for an amount equal to at least 1.2 times the outstanding amount of unsecured financial debt, For these purposes, assets and debts shall be valued at book value. The term "unencumbered assets" means: /a/ the difference between /i/ the Total Assets account in the Consolidated Statement of Financial Position, and /ii/ the assets pledged as collateral indicated in the Note on Contingencies and Commitments of the Consolidated Financial Statements; and /b/ Financial Debt, the definition given to this term is found in the Indenture.

e.	The Issuer shall maintain, either directly or indirectly, ownership over more than 50% of the subscribed and paid-up shares and over the voting rights of the following companies: Cervecera CCU Chile Ltda. and Embotelladoras Chilenas Unidas S.A.

f.	Maintain a nominal installed capacity for the production, indistinctly, of Beer and/or Alcoholic Beverages and/or Nectars and/or Mineral and/or Bottled Waters, hereinafter the "Essential Businesses", equal to or not less, either with respect to one or more of the aforementioned categories or all of them together, than 15.9 million hectoliters per year.

g.	The Issuer shall maintain, directly or through a subsidiary, ownership of the trademark "CRISTAL", word or word, for beer, in class 32 of the International Classifier of Products and Services for the registration of trademarks.

h.	The Issuer shall not make investments in instruments issued by "related parties" other than its subsidiaries, nor to carry out with them other transactions outside its normal line of business, under conditions other than those established in Title XVI of the Corporations Law.

As of December 31, 2023, the Company was in compliance with the financial covenants.

h)	On October 13, 2021, Compañía Cervecerías Unidas S.A. signed a bank loan with Scotiabank Chile for a total of ThCh$ 90,000,000, at a fixed interest rate, maturing on April 6, 2023.

1 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

On April 6, 2023, the loan was renewed with Banco del Estado de Chile for a term of 5 years, maturing on April 6, 2028.

This obligation is subject to certain reporting obligations in addition to complying with the following financial ratios:

a.	Maintain at the end of each quarter a level of Consolidated Net Financial Debt reflected in each of its quarterly Consolidated Financial Statements not greater than 1.5 times defined as the ratio between Net Financial Debt and Total Adjusted Equity, hereinafter “Consolidated Net Financial Debt Level”. To determine the Consolidated Net Financial Debt Level, it will be based on the quarterly Consolidated Financial Statements and the following will be considered: /i/ “Net Financial Debt”, the difference between /x/ the unpaid amount of the “Financial Debt”, which is the sum of the lines, current and non-current, Bank loans, Bonds and Obligations for financial leases, contained in the Note Other financial liabilities, and /ii/ “Total Adjusted Equity” the sum of /x/ Total Equity e /y/ the sum of the accounts Provisional Dividends, Dividends provisioned according to policy, as well as all other accounts related to provision of dividends contained in the Statement Consolidated of Changes in the Issuer's Equity.

b.	The Issuer must maintain a Consolidated Financial Expense Coverage of no less than three times defined as the ratio between ORBDA[2] and Financial Expenses. ORBDA is defined as the sum of the items Gross margin and Other income per function minus the items Distribution expenses, Administrative expenses, and Other expenses per function registered in the Consolidated Financial Statments of Incomes of the quarterly Consolidated Financial Statement of the issuer, plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature, Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function. The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of 12 consecutive months prior to the date of the corresponding Consolidated Financial Statements including the closing month of said Consolidated Financial Statements.

c.	The issuer must maintain an Adjusted Equity at a consolidated level for an amount of at least equal to ThCh$ 312,516,750. For these purposes, Adjusted Equity corresponds to the sum of /i/ the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, and /ii/ the sum of the accounts Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity.

d.	The issued must maintain Lien-Free Assets for an amount equal to at least 1.2 times the unpaid amount of the Financial Debt without collateral. For these purposes, the assets and debts will be valued at book value. The following shall be understood: /a/ Assets Free of Liens is the difference between /i/ the Total Assets account in the Consolidated Statement of Financial Position, and /ii/ the assets given as guarantees indicated in the Note on Contingencies and Commitments of the Consolidated Financial Statements; and /b/ Fianancial Debt is the definition given to said term in numeral Four letter a/ /i/ of the Fifteenth clause of the Issuance Contract. It is expressly recorded and established that as of the mandatory entry of IFRS 16 on January 1, 2019, which was issued and approved by the International Accounting Standards Board regarding the calculation of Financial Debt that must be made in accordance with numerals Four and Five of Clause Fifteen of the Issuance Contract after said date. The account or respective subaccount refers to the total amount of the liability for obligation for rights of use assets or the name that the Commission defines for this purpose. Due to the entry of the aforementioned standard, it must be disclosed as a financial liability within the items, Other current financial liabilities and Other non-current financial liabilities, which will not be considered, incorporated or used for the calculation and determination of said Financial Debt.

e.	Maintain, directly or indirectly, the ownership of more than fifty percent of the social rights and of the subscribed and paid shares, respectively, of: /a/ Cervecera CCU Chile Limitada and /b/ Embotelladoras Chilenas Unidas S.A.

f.	Maintain a nominal installed capacity for the production without distinction of Beers and/or non-alcoholic Beverages and/or Nectars and/or Mineral and/or Packaged Waters, Hereinafter, the "Essential Businesses" equal to and not inferior to either with respect to one or more of the aforementioned categories or all of them together, 15.9 million hectoliters per year.

g.	Maintain directly or through a Subsidiary, the ownership of the trademark "CRISTAL", brand or word, for beer, in class 32 of the International Classifier of Products and Services for the registration of trademarks.

As of December 31, 2023, the Company was in compliance with the financial covenants.

2 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Banco de Chile - Bank Loans

a)	On July 5, 2021, the subsidiary Cervecera GuayacánSpA. subscribed a bank loan with Banco de Chile for a total of UF 2,110 (equivalent to ThCh$ 61,213 as of December 31, 2023), at a fixed interest rate, maturing on June 5, 2031.

The subsidiary amortizes interest and principal on a monthly basis.

b)	On December 17, 2021, the subsidiary Cervecera GuayacánSpA. subscribed a bank loan with Banco de Chile for a total of UF 3,663 (equivalent outstanding balance is ThCh$ 112,573 as of December 31, 2023), at a fixed interest rate, maturing on November 17, 2031.

The subsidiary amortizes interest and principal on a monthly basis.

Scotiabank Chile - Bank Loans

a)	On December 9, 2019, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Scotiabank Chile for a total of ThCh$ 10,000,000 (equivalent outstanding balance is ThCh$ 3,333,333 as of December 31, 2023), at a fixed interest rate, maturing on December 9, 2025.

The subsidiary amortizes interest and capital semi-annually with a first payment on June 9, 2020.

The bank loan mentioned above requires complying certain informational requirements and also compliance with certain financial ratios that are described below:

i. A Coverage of Financial Expenses higher than or equal to three times. For these purposes, Financial Expenses Coverage is defined as ORBDA3 divided by the item “Financial Expenses” of the Consolidated Financial Statements of the Debtor measured over the last 12 months, ORBDA is defined as the Operating Income plus Depreciation for the Year and plus amortization of Intangible Assets.

ii. A ratio of Net Financial Debt to ORBDA less than or equal to three times. For these purposes the Net Financial Debt is the difference between /i/ the sum of the item “Others Financial Liabilities, Current and Non-Current”; and /ii/ the sum of the item "Cash and Cash Equivalent" in the Consolidated Financial Statements of the Debtor.

Additionally, this loan forces the subsidiary to comply with certain negative restrictions, such as not granting real guarantees. These are pledges and mortgages to guarantee its own or third-party obligations without prior authorization and by writing of the Bank for an amount equal to or greater than ten percent of the total fixed assets of the Debtor.

As of December 31, 2023, the subsidiary was in compliance with the financial covenants.

b)	On March 17, 2020, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Scotiabank Chile for a total of ThCh$ 3,000,000 at a fixed interest rate and maturity on March 16, 2025.

The subsidiary amortizes interest semi-annually and capital amortization consists of a single payment at the end of the established term.

The bank loan mentioned above is required to comply certain informational requirements and also compliance with certain financial ratios that are described below:

i. A Coverage of Financial Expenses higher than or equal to three times. For these purposes, Financial Expenses Coverage is defined as ORBDA divided by the item “Financial Expenses” of the Consolidated Financial Statements of the Debtor measured over the last 12 months, ORBDA is defined as the Operating Income plus Depreciation for the Year and plus amortization of Intangible Assets.

ii. A ratio of Net Financial Debt to ORBDA less than or equal to three times, For these purposes, the Net Financial Debt is the difference between /i/ the sum of the item “Others Financial Liabilities, Current and Non-Current”; and /ii/ the sum of the item "Cash and Cash Equivalent" in the Consolidated Financial Statements of the Debtor.

3 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Additionally, this loan forces the subsidiary to comply with certain negative restrictions, such as not granting real guarantees. These are pledges and mortgages to guarantee its own or third-party obligations without prior authorization and by writing the Bank for an amount equal to or greater than ten percent of the total fixed assets of the Debtor.

As of December 31, 2023, the subsidiary was in compliance with the financial covenants.

c)	On February 18, 2020, the subsidiary Bebidas CCU-PepsiCo SpA. signed a bank loan with Scotiabank Chile for a total of ThCh$ 2,000,000 at a fixed interest rate and maturity on February 18, 2023. The Company recognized the 50% of this loan in accordance with its participation on this joint operation.

The subsidiary amortizes interest semi-annually and capital amortization consists of a single payment at the end of the established term.

On February 18, 2023, the loan was fully paid.

Banco Itaú Corpbanca - Bank Loans

a)	On April 23, 2019, the subsidiary Viña San Pedro Tarapacá S.A. signed a bank loan with Banco Itaú Corpbanca for a total of US$ 14,000,000, at a fixed interest rate, maturing on April 22, 2022.

The subsidiary amortizes interest semi-annually and capital amortization consists in a single payment at the end of the established term.

On April 22, 2022, this loan was repaid for a total equivalent of ThCh$ 11,657,130.

Banco Crédito e Inversiones - Bank loans

a)	On May 18, 2020, D&D SpA. entered into a bank loan with Banco de Crédito e Inversiones for a total of ThCh$ 69,000 (equivalent outstanding balance is ThCh$ 7,054 December 31, 2023) at a fixed interest rate, maturing on April 24, 2024.

The Company amortizes interest and principal on a monthly basis.

b)	On July 23, 2021, D&D SpA. entered into a bank loan with Banco de Crédito e Inversiones for a total of ThCh$ 100,000 (equivalent outstanding balance is ThCh$ 52,272 as of December 31, 2023) at a fixed interest rate, maturing on June 16, 2025.

The Company amortizes interest and principal on a monthly basis.

Banco Mercantil Santa Cruz S.A. - Bank loans

a)	On June 26, 2017, the subsidiary BBO S.A. signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 68,877,500 bolivians (current balance equivalent to ThCh$ 8,700,514 as of December 31, 2023), at a fixed interest rate, maturing on April 4, 2032.

The BBO subsidiary amortizes interest on a quarterly basis, and the capital amortization will begin to be settled from November 12, 2024 on a quarterly basis.

b)	On May 31, 2019, the subsidiary BBO S.A. signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 34,300,000 bolivians (current balance equivalent to ThCh$ 4,358,606 as of December 31, 2023), at a fixed interest rate, maturing on July 21, 2032.

The BBO subsidiary amortizes interest on a quarterly basis and the capital amortization will begin to be settled from October 31, 2024 on a quarterly basis.

c)	On June 30, 2022, the subsidiary BBO S.A. signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 17,150,000 bolivians (current balance equivalent to ThCh$ 2,181,030 as of December 31, 2023), at a fixed interest rate and maturing on June 25, 2028.

This loan accrues interest at a fixed interest rate. The BBO subsidiary will amortize interest on a semi-annual basis, and the capital amortization will begin to be settled on June 25, 2024 on a semi-annual basis.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

d)	On May 29, 2023, the subsidiary BBO S.A. signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 10,290,000 bolivians (current balance equivalent to ThCh$ 1,316,159 as of December 31, 2023), at a fixed interest rate and maturing on May 10, 2029.

This loan accrues interest at a fixed interest rate. The BBO subsidiary will amortize interest on a semi-annual basis, and the capital amortization will begin to be settled on November 10, 2025 on a semi-annual basis.

B)	Bonds

Series H Bonds - CCU S.A.

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

By deed dated December 27, 2010 issued in the Notary of Ricardo San Martín Urrejola, under repertoires No. 36,446-2010, were amended Issue Contract Series H, in order to update certain references and to adapt to the new IFRS accounting rules.

The current issue was subscribed with Banco Santander Chile as representative of the bond holders and as paying bank, and it requires that the Company complies with the following financial covenants on its Consolidated Financial Statements and other specific requirements.

On September 15, 2023, the Company proceeded to prepay this bond for the total principal due at that date, equivalent to ThCh$ 42,757,520.

On the other hand, the inflationary risk associated with the interest rate, to which Bond H was exposed, was mitigated until the same date of prepayment of Bond H, through the use of Cross Currency Swap contracts, which left the rate fixed. See details of the Company's hedging in Note 7 - Financial instruments.

Series J Bonds - CCU S.A.

On June 28, 2018, CCU S.A. registered in the Securities Register, under the number 898, the issuance of its Series J Bond, bearer and dematerialized, for a total of UF 3 million (the balance outstanding is ThCh$ 110,368,080 as of December 31, 2023) with maturity on August 10, 2043. The Series J bonds will accrue on the unpaid capital expressed in Unidades de Fomento, an annual interest of 2.9%, compounded, due, calculated on the basis of equal semesters of 180 days, equivalent to 1.4396% semi-annual. Interest will accrue as of August 10, 2018, will be paid semiannually as of February 10, 2019.

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

b.	The Issuer must maintain a consolidated financial expense coverage of not less than three times, defined as the ratio between ORBDA[4] and Financial Expenses. ORBDA is the sum of the accounts Gross margin and Other income per

4 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

function, minus the accounts Distribution expenses, Administrative expenses and Other expenses per function and plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature. Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function. The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of twelve consecutive months prior to the date of the corresponding Consolidated Financial Statements, including the closing month of said Consolidated Financial Statements.

c.	Maintain an Adjusted Equity at a consolidated level for an amount of at least equal to ThCh$ 312,516,750. For these purposes, Adjusted Equity corresponds to the sum of / i / the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, and / ii / the sum of the accounts Interim Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity.

d.	Maintain Lien-Free Assets for an amount equal to at least 1.2 times the unpaid amount of the Financial Debt without collateral. For these purposes, the assets and debts will be valued at book value. The following shall be understood: / a / Assets Free of Liens is the difference between / i / the Total Assets account in the Consolidated Statement of Financial Position, and / ii / the assets given as guarantees indicated in the Note on Contingencies and Commitments of the Consolidated Financial Statements; and / b / Financial Debt is defined in the Issuance Contract.

e.	Maintain, directly or indirectly, the ownership of more than fifty percent of the social rights and of the subscribed and paid shares, respectively, of: / a / Cervecera CCU Chile Limitada and / b / Embotelladoras Chilenas Unidas S.A.

f.	Not to sell, nor allow them to be sold, nor assign ownership and not to transfer and/or in any way dispose of, either through one transaction or a series of transactions, directly or indirectly, assets owned by it and its subsidiaries, necessary to maintain in Chile, directly and/or through one or more subsidiaries, a nominal installed capacity for the production without distinction of Beers and / or non-alcoholic Beverages and / or Nectars and / or Mineral and / or Packaged Waters, Hereinafter, the "Essential Businesses" equal to and not inferior to, either with respect to one or more of the aforementioned categories or all of them together, 15.9 million hectoliters per year.

g.	To maintain directly or through a subsidiary, the ownership of the trademark "CRISTAL", brand or word, for beer, in class 32 of the International Classifier of Products and Services for the registration of trademarks.

h.	Not to make investments in instruments issued by "related parties" other than the Company’s Subsidiaries, nor to carry out other operations outside its normal line of business under conditions different from those established in the contract.

The inflationary risk associated with the interest rate to which the J Bond is exposed was mitigated through the use of Cross Currency Swap contracts, which left the rate fixed until August 11, 2023, the date on which it was settled. See details of the Company's hedging in Note 7 - Financial instruments.

As of December 31, 2023, the Company was in compliance with the financial covenants.

Series L Bonds - CCU S.A.

On June 28, 2018 under the number 897, CCU S.A. recorded in the Securities Registry the issuance of a 10-years Bonds line. The issuer may issue one or more series of Bonds directed to the market general.

By public complimentary deed on June 10, 2020 the Company recorded in the Securities Record the issue of Bonds Series L for UF 3 million (the balance outstanding is ThCh$ 110,368,080 as of December 31, 2023), maturing on June 1, 2027. The L Series Bonds will accrue on the unpaid capital expressed in UF an interest rate of 1.20% calculated on the basis of equal semesters of 180 days, equivalent to 0.5982% semiannual. The interests will be accrued from June 1, 2020 and will be paid semiannually as from December 1, 2020. The capital will be paid semiannually as from December 1, 2023.

The issue was subscribed with Banco BICE as representative of the bond holders and as paying bank and it requires that the Company complies with the following financial covenants on its Consolidated Financial Statements and other specific requirements:

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

a.	Maintain at the end of each quarter a level of Consolidated Net Financial Debt reflected in each of its quarterly Consolidated Financial Statements not greater than 1.5 times defined as the ratio between Net Financial Debt and Total Adjusted Equity, hereinafter “Consolidated Net Financial Debt Level”. To determine the Consolidated Net Financial Debt Level, it will be based on the quarterly Consolidated Financial Statements and the following will be considered: /i/ “Net Financial Debt”, the difference between /x/ the unpaid amount of the “Financial Debt”, which is the sum of the lines, current and non-current, Bank loans, Bonds and Obligations for financial leases, contained in the Note Other financial liabilities and will not be considered for the calculation and determination of Financial Debt Net, the total amount of the liability for the obligation for rights to use assets of the account or subaccount of "IFRS 16", current and non-current, and /y/ the balance of the Cash and Cash Equivalents item contained in the Statement Consolidated Financial Position of the Issuer, and /ii/ “Total Adjusted Equity” the sum of /x/ Total Equity e /y/ the sum of the accounts Provisional Dividends, Dividends provisioned according to policy, as well as all other accounts related to provision of dividends contained in the Statement Consolidated of Changes in the Issuer's Equity.

b.	The Issuer must maintain a Consolidated Financial Expense Coverage of no less than three times defined as the ratio between ORBDA[5] and Financial Expenses. ORBDA is defined as the sum of the items Gross margin and Other income per function minus the items Distribution expenses, Administrative expenses, and Other expenses per function registered in the Consolidated Financial Statments of Incomes of the quarterly Consolidated Financial Statement of the issuer, plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature. Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function. The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of 12 consecutive months prior to the date of the corresponding Consolidated Financial Statements including the closing month of said Consolidated Financial Statements.

c.	The issuer must maintain an Adjusted Equity at a consolidated level for an amount of at least equal to ThCh$ 312,516,750. For these purposes, Adjusted Equity corresponds to the sum of /i/ the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, and /ii/ the sum of the accounts Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity.

d.	The issued must maintain Lien-Free Assets for an amount equal to at least 1.2 times the unpaid amount of the Financial Debt without collateral. For these purposes, the assets and debts will be valued at book value. The following shall be understood: /a/ Assets Free of Liens is the difference between /i/ the Total Assets account in the Consolidated Statement of Financial Position, and /ii/ the assets given as guarantees indicated in the Note on Contingencies and Commitments of the Consolidated Financial Statements; and /b/ Fianancial Debt is the definition given to said term in numeral Four letter a/ /i/ of the Fifteenth clause of the Issuance Contract. It is expressly recorded and established that as of the mandatory entry of IFRS 16 on January 1, 2019, which was issued and approved by the International Accounting Standards Board regarding the calculation of Financial Debt that must be made in accordance with numerals Four and Five of Clause Fifteen of the Issuance Contract after said date. The account or respective subaccount refers to the total amount of the liability for obligation for rights of use assets or the name that the Commission defines for this purpose. Due to the entry of the aforementioned standard, it must be disclosed as a financial liability within the items, Other current financial liabilities and Other non-current financial liabilities, which will not be considered, incorporated or used for the calculation and determination of said Financial Debt.

e.	Maintain, directly or indirectly, the ownership of more than fifty percent of the social rights and of the subscribed and paid shares, respectively, of: /a/ Cervecera CCU Chile Limitada and /b/ Embotelladoras Chilenas Unidas S.A.

f.	Not sell, nor allow the sale of, nor assign the ownership of, nor transfer and/or in any way alienate, either through a transaction or a series of transactions, directly or indirectly, assets of the Company’s property and/or its subsidiaries necessary, to maintain in Chile, directly and/or through one or more Subsidiaries, a nominal installed capacity for the production without distinction of Beers and/or non-alcoholic Beverages and/or Nectars and/or Mineral and/or Packaged Waters, Hereinafter, the "Essential Businesses" equal to and not inferior to either with respect to one or more of the aforementioned categories or all of them together, 15.9 million hectoliters per year.

g.	Maintain directly or through a Subsidiary, the ownership of the trademark "CRISTAL", brand or word, for beer, in class 32 of the International Classifier of Products and Services for the registration of trademarks.

5 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

h.	Not to make investments in instruments issued by "related parties" other than the Company’s Subsidiaries, nor to carry out other operations outside its normal line of business, under conditions different from those established in Chapter XVI of open stocks companies law.

The inflation risk associated to the interest rate to which Bond L is exposed is mitigated through the use of Cross Currency Swap contracts, which fix the rate. See details of the Company's hedging in Note 7 – Financial Instruments.

As of December 31, 2023, the Company was in compliance with the financial covenants.

Series M Bonds - CCU S.A.

On June 28, 2018 under the number 898, CCU S.A. recorded in the Securities Registry the issuance of a 30-years Bonds line. The issuer may issue one or more series of Bonds directed to the market general.

As stated in a complementary public deed, dated June 10, 2020, the Series M Bond has been placed, bearer and dematerialized, for a total of UF 2 million (the balance outstanding is ThCh$ 73,578,720 as of December 31, 2023) with maturity on June 1, 2030. The Series M bonds will accrue interest at an annual rate of 1.60% per annum on the unpaid principal expressed in Unidades de Fomento, compounded, due, calculated on the basis of equal semesters of 180 days, equivalent to 0.7968% per semester. Interest will accrue as from June 1, 2020, will be paid semi-annually as from December 1, 2020 and principal will be paid at the end of the bond term.

The issue was subscribed with Banco BICE as representative of the bond holders and as paying bank, It requires that the Company complies with the following financial covenants on its Consolidated Financial Statements and other specific requirements:

a.	Maintain at the end of each quarter a level of Consolidated Net Financial Debt reflected in each of its quarterly Consolidated Financial Statements not greater than 1.5 times defined as the ratio between Net Financial Debt and Total Adjusted Equity, hereinafter “Consolidated Net Financial Debt Level”. To determine the Consolidated Net Financial Debt Level, it will be based on the quarterly Consolidated Financial Statements and the following will be considered: /i/ “Net Financial Debt”, the difference between /x/ the unpaid amount of the “Financial Debt”, which is the sum of the lines, current and non-current, Bank loans, Bonds and Obligations for financial leases, contained in the Note Other financial liabilities and will not be considered for the calculation and determination of Financial Debt Net, the total amount of the liability for the obligation for rights to use assets of the account or subaccount of "IFRS 16", current and non-current, and /y/ the balance of the Cash and Cash Equivalents item contained in the Statement Consolidated Financial Position of the Issuer, and /ii/ “Total Adjusted Equity” the sum of /x/ Total Equity e /y/ the sum of the accounts Provisional Dividends, Dividends provisioned according to policy, as well as all other accounts related to provision of dividends contained in the Statement Consolidated of Changes in the Issuer's Equity.

b.	The Issuer must maintain a Consolidated Financial Expense Coverage of not less than three times defined as the ratio between ORBDA[6] and Financial Expenses. ORBDA is defined as the sum of the items Gross margin and Other income per function minus the items Distribution expenses, Administrative expenses, and Other expenses per function registered in the Consolidated Financial Statments of Incomes of the quarterly Consolidated Financial Statement of the issuer, plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature. Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function. The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of 12 consecutive months prior to the date of the corresponding Consolidated Financial Statements, including the closing month of said Consolidated Financial Statements.

c.	The issuer must maintain an Adjusted Equity at a consolidated level for an amount of at least equal to ThCh$ 312,516,750. For these purposes, Adjusted Equity corresponds to the sum of /i/ the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, and /ii/ the sum of the accounts Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

of the Consolidated Financial Statements, and /b/ Fianancial Debt is the definition given to said term in numeral Four letter a/ /i/ of the Fifteenth clause of the Issuance Contract. It is expressly recorded and established that as of the mandatory entry of IFRS 16 on January 1, 2019, it was issued and approved by the International Accounting Standards Board, Regarding the calculation of Financial Debt that must be made in accordance with numerals Four and Five of Clause Fifteen of the Issuance Contract after said date, the account or respective subaccount referred to the total amount of the liability for obligation for rights of use assets or the name that the Commission defines for this purpose. Due to the mandatory entry of the aforementioned, the standard must be disclosed as a financial liability within the items Other current financial liabilities and Other non-current financial liabilities, will not be considered, incorporated or used for the calculation and determination of said Financial Debt.

e.	Maintain directly or indirectly, the ownership of more than fifty percent of the social rights and of the subscribed and paid shares, respectively of: /a/ Cervecera CCU Chile Limitada and /b/ Embotelladoras Chilenas Unidas S.A.

f.	Not sell, nor allow the sale of, nor assign the ownership of, nor transfer and/or in any way alienate, either through a transaction or a series of transactions, directly or indirectly, assets of the Company’s property and/or its subsidiaries necessary, to maintain in Chile, directly and/or through one or more Subsidiaries, a nominal installed capacity for the production, without distinction of Beers and/or non-alcoholic Beverages and/or Nectars and/or Mineral and/or Packaged Waters, Hereinafter, the "Essential Businesses" equal to and not inferior to, either with respect to one or more of the aforementioned categories or all of them together, 15.9 million hectoliters per year.

g.	Maintain directly or through a Subsidiary, the ownership of the trademark "CRISTAL", brand or word, for beer, in class 32 of the International Classifier of Products and Services for the registration of trademarks.

h.	Not to make investments in instruments issued by "related parties" other than the Company’s Subsidiaries, nor to carry out other operations outside its normal line of business under conditions different from those established in Chapter XVI of open stocks companies law.

The inflationary risk associated to the interest rate in which this Bond M is exposed is mitigated by the use of Cross Currency Swap contracts, which leaves the rate fixed until June 1, 2023, the date on which it was liquidated. See details of the Company's hedging in Note 7 - Financial instruments.

As of December 31, 2023, the Company was in compliance with the financial covenants.

Series P Bonds - CCU S.A.

On March 15, 2022 under the number 897, CCU S.A. recorded in the Securities Registry the issuance of a 10-years Bonds line. The issuer may issue one or more series of Bonds directed to the market general.

As stated in a complementary public deed, dated March 30, 2022, the Series P Bond has been placed, bearer and dematerialized, for a total of UF 2 million (the balance outstanding is ThCh$ 73,578,720 as of December 31, 2023) with maturity on March 15, 2032. The Series P bonds will accrue interest at an annual rate of 3.35% per annum on the unpaid principal expressed in Unidades de Fomento, compounded, due, calculated on the basis of equal semesters of 180 days, equivalent to 1.6% per semester, Interest will accrue as from March 15, 2022, will be paid semi-annually as from September 15, 2022 and principal will be paid at the end of the bond term.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Dividends provisioned according to policy, as well as all other accounts related to provision of dividends contained in the Statement Consolidated of Changes in the Issuer's Equity.

b.	The Issuer must maintain a Consolidated Financial Expense Coverage of not less than three times defined as the ratio between ORBDA[7] and Financial Expenses. ORBDA is defined as the sum of the items Gross margin and Other income per function minus the items Distribution expenses, Administrative expenses, and Other expenses per function registered in the Consolidated Financial Statments of Incomes of the quarterly Consolidated Financial Statement of the issuer, plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature. Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function. The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of 12 consecutive months prior to the date of the corresponding Consolidated Financial Statements, including the closing month of said Consolidated Financial Statements.

c.	The issuer must maintain an Adjusted Equity at a consolidated level for an amount of at least equal to ThCh$ 312,516,750. For these purposes, Adjusted Equity corresponds to the sum of /i/ the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, and /ii/ the sum of the accounts Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity.

d.	The issued must maintain Lien-Free Assets for an amount equal to at least 1.2 times the unpaid amount of the Financial Debt without collateral. For these purposes, the assets and debts will be valued at book value. The following shall be understood: /a/ Assets Free of Liens is the difference between /i/ the Total Assets account in the Consolidated Statement of Financial Position, and /ii/ the assets given as guarantees indicated in the Note on Contingencies and Commitments of the Consolidated Financial Statements, and /b/ Fianancial Debt is the definition given to said term in numeral Four letter a/ /i/ of the Fifteenth clause of the Issuance Contract. It is expressly recorded and established that as of the mandatory entry of IFRS 16 on January 1, 2019, it was issued and approved by the International Accounting Standards Board, Regarding the calculation of Financial Debt that must be made in accordance with numerals Four and Five of Clause Fifteen of the Issuance Contract after said date, the account or respective subaccount referred to the total amount of the liability for obligation for rights of use assets or the name that the Commission defines for this purpose. Due to the mandatory entry of the aforementioned, the standard must be disclosed as a financial liability within the items Other current financial liabilities and Other non-current financial liabilities, will not be considered, incorporated or used for the calculation and determination of said Financial Debt.

e.	Maintain directly or indirectly, the ownership of more than fifty percent of the social rights and of the subscribed and paid shares, respectively of: /a/ Cervecera CCU Chile Limitada and /b/ Embotelladoras Chilenas Unidas S.A.

f.	Not sell, nor allow the sale of, nor assign the ownership of, nor transfer and/or in any way alienate, either through a transaction or a series of transactions, directly or indirectly, assets of the Company’s property and/or its subsidiaries necessary, to maintain in Chile, directly and/or through one or more Subsidiaries, a nominal installed capacity for the production, without distinction of Beers and/or non-alcoholic Beverages and/or Nectars and/or Mineral and/or Packaged Waters, Hereinafter, the "Essential Businesses" equal to and not inferior to, either with respect to one or more of the aforementioned categories or all of them together, 15.9 million hectoliters per year.

g.	Maintain directly or through a Subsidiary, the ownership of the trademark "CRISTAL", brand or word, for beer, in class 32 of the International Classifier of Products and Services for the registration of trademarks.

h.	Not to make investments in instruments issued by "related parties" other than the Company’s Subsidiaries, nor to carry out other operations outside its normal line of business under conditions different from those established in Chapter XVI of open stocks companies law.

The inflationary risk associated to the interest rate in which this Bond P is exposed is mitigated by the use of Cross Currency Swap contracts, which fix the rate. See details of the Company's hedging in Note 7 - Financial instruments.

As of December 31, 2023, the Company was in compliance with the financial covenants.

7 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Series International - CCU S.A.

On January 19, 2022, the Company issued and placed in the international markets bonds in the amount of US$ 600,000,000 (equivalent to ThCh$ 526,272,000 as of December 31, 2023), with an annual interest rate of 3.350%, payable semiannually for a term of 10 years, and payment of principal in one installment at maturity on January 19, 2032, subject to Rule 144 and Regulation S of the U.S. Securities Act of 1933.

Bond Serie R - CCU S.A.

On August 30, 2022 and under number 1,115, CCU S.A. registered in the relevant securities registry a new line of bonds, in which a line of 30-year bonds was established, under which the issuer may issue one or more series of bonds to the market.

As stated in the complementary public documents dated August 26, 2022, the Series R Bond, bearer and dematerialized, has been placed for a total of UF 4 million (equivalent to ThCh$ 147,157,440 as of December 31, 2023), maturing on September 15, 2042. The Series R bonds will accrue a compounded annual interest rate of 2.70% on the outstanding principal, expressed in Unidades de Fomento, calculated on the basis of equal semesters of 180 days, equivalent to 1.3410% semiannually. Interest will be accrued as from September 15, 2022, and will be paid semi-annually as from March 15, 2023. The principal will be paid at the end of the bond term.

The issue was subscribed with Banco BICE as representative of the bondholders and paying bank, requiring that the Company complies with the following covenants with respect to its Consolidated Financial Statements and other specific requirements:

a.	Maintain at the end of each quarter a level of Consolidated Net Financial Debt reflected in each of its quarterly Consolidated Financial Statements not greater than 1.5 times defined as the ratio between Net Financial Debt and Total Adjusted Equity, hereinafter “Consolidated Net Financial Debt Level”. To determine the Consolidated Net Financial Debt Level, it will be based on the quarterly Consolidated Financial Statements and the following will be considered: /i/ “Net Financial Debt”, the difference between /x/ the unpaid amount of the “Financial Debt”, which is the sum of the lines, current and non-current, Bank loans, Bonds and Obligations for financial leases, contained in the Note Other financial liabilities, and /ii/ “Total Adjusted Equity” the sum of /x/ Total Equity e /y/ the sum of the accounts Provisional Dividends, Dividends provisioned according to policy, as well as all other accounts related to provision of dividends contained in the Statement Consolidated of Changes in the Issuer's Equity.

b.	The Issuer must maintain a Consolidated Financial Expense Coverage of no less than three times defined as the ratio between ORBDA[8] and Financial Expenses. ORBDA is defined as the sum of the items Gross margin and Other income per function minus the items Distribution expenses, Administrative expenses, and Other expenses per function registered in the Consolidated Financial Statments of Incomes of the quarterly Consolidated Financial Statement of the issuer, plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature, Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function. The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of 12 consecutive months prior to the date of the corresponding Consolidated Financial Statements including the closing month of said Consolidated Financial Statements.

c.	The issuer must maintain an Adjusted Equity at a consolidated level for an amount of at least equal to ThCh$ 312,516,750. For these purposes, Adjusted Equity corresponds to the sum of /i/ the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, and /ii/ the sum of the accounts Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity.

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

8 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

liability for obligation for rights of use assets or the name that the Commission defines for this purpose. Due to the entry of the aforementioned standard, it must be disclosed as a financial liability within the items, Other current financial liabilities and Other non-current financial liabilities, which will not be considered, incorporated or used for the calculation and determination of said Financial Debt.

e.	Maintain, directly or indirectly, the ownership of more than fifty percent of the social rights and of the subscribed and paid shares, respectively, of: /a/ Cervecera CCU Chile Limitada and /b/ Embotelladoras Chilenas Unidas S.A.

f.	Not sell, nor allow the sale of, nor assign the ownership of, nor transfer and/or in any way alienate, either through a transaction or a series of transactions, directly or indirectly, assets of the Company’s property and/or its subsidiaries necessary, to maintain in Chile, directly and/or through one or more Subsidiaries, a nominal installed capacity for the production without distinction of Beers and/or non-alcoholic Beverages and/or Nectars and/or Mineral and/or Packaged Waters, Hereinafter, the "Essential Businesses" equal to and not inferior to either with respect to one or more of the aforementioned categories or all of them together, 15.9 million hectoliters per year.

g.	Maintain directly or through a Subsidiary, the ownership of the trademark "CRISTAL", brand or word, for beer, in class 32 of the International Classifier of Products and Services for the registration of trademarks.

h.	Not to make investments in instruments issued by "related parties" other than the Company’s Subsidiaries, nor to carry out other operations outside its normal line of business, under conditions different from those established in Chapter XVI of open stocks companies law.

As of December 31, 2023, the Company was in compliance with the financial covenants.

Series D Bonds - VSPT S.A.

On December 12, 2019 under the number 986, VSPT recorded in the Securities Registry the issuance of a 10-years Bonds line. The issuer may issue one or more series of Bonds directed to the market general.

By public complimentary deed on June 10, 2020, VSPT recorded in the Securities Record the issue of Bonds Series D for UF 1.5 millions (equivalent to ThCh$ 55,184,040 as of December 31, 2023), maturing on June 1, 2025. The interest and capital will be paid semiannually from December 1, 2020 at a fixed interest rate of 1.00% annually.

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

b.	The Issuer must maintain a Consolidated Financial Expense Coverage of no less than 2.5 times defined as the ratio between ORBDA[9] and Financial Expenses hereinafter, "Consolidated Financial Expense Coverage". For these purposes the following must be considered: /i/ ORBDA is defined as the sum of the items Gross margin and Other income per function, minus the items Distribution expenses, Administrative expenses and Other expenses per function registered in the Consolidated Financial Statments of Incomes of the quarterly Consolidated Financial Statement of the issuer, plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature, /ii/ Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function, The

9 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

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

The exchange rate risk to which Bond D is exposed is proportionally mitigated through the use of Cross Currency Swap contracts. See detail of the Company's hedging in Note 7 - Financial Instruments.

As of December 31, 2023, the subsidiary was in compliance with the financial covenants.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Note 22 Right of use assets and Lease liabilities

Right of use assets

The net book value of lands, buildings, machinery, fixtures and accessories, and other property, plant and equipment corresponds to financial lease contracts. The movement for assets by right of use is as follows:

	Land and buildings	Machinery	Fixtures, accessories and other properties, plants and equipment	Total
	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2022
Historic cost	34,402,173	10,411,400	1,568,746	46,382,319
Accumulated depreciation	(11,495,723)	(6,124,672)	(425,941)	(18,046,336)
Book Value	22,906,450	4,286,728	1,142,805	28,335,983
Additions	9,079,630	319,036	2,694,578	12,093,244
Conversion effect historic (cost)	(1,815,774)	(2,671,663)	31,082	(4,456,355)
Depreciation (*)	(6,777,557)	(1,878,504)	(1,033,172)	(9,689,233)
Conversion effect (depreciation)	1,059,617	1,514,005	(5,959)	2,567,663
Others increases (decreases) (1)	4,935,759	1,203,792	585,120	6,724,671
Divestitures (cost)	(977,851)	–	–	(977,851)
Divestitures (depreciation)	267,849	–	–	267,849
Sub-Total	5,771,673	(1,513,334)	2,271,649	6,529,988
Book Value	28,678,123	2,773,394	3,414,454	34,865,971
As of December 31, 2022
Historic cost	44,902,809	8,686,624	5,697,398	59,286,831
Accumulated depreciation	(16,224,686)	(5,913,230)	(2,282,944)	(24,420,860)
Book Value	28,678,123	2,773,394	3,414,454	34,865,971

As of December 31, 2023
Additions	9,761,428	2,049,490	285,144	12,096,062
Additions for business combinations (cost) (2)	–	–	26,726	26,726
Conversion effect historic (cost)	(3,605,945)	(5,279,722)	14,083	(8,871,584)
Depreciation (*)	(7,720,353)	(1,576,613)	(1,684,616)	(10,981,582)
Conversion effect (depreciation)	1,998,626	2,694,334	(7,316)	4,685,644
Others increases (decreases) (1)	1,844,506	1,888,499	296,829	4,029,834
Divestitures (cost)	(144,097)	–	–	(144,097)
Depreciation of disposals of assets for right of use	38,247	–	–	38,247
Sub-Total	2,172,412	(224,012)	(1,069,150)	879,250
Book Value	30,850,535	2,549,382	2,345,304	35,745,221
As of December 31, 2023
Historic cost	51,646,199	8,632,533	6,204,646	66,483,378
Accumulated depreciation	(20,795,664)	(6,083,151)	(3,859,342)	(30,738,157)
Book Value	30,850,535	2,549,382	2,345,304	35,745,221

(1)	It corresponds mainly to the financial effect of the application of IAS 29 “Financial Information in Hyperinflationary Economies.
(2)	See Note 1 - General information, letter C), number (12).

(*) This amount includes ThCh$ 849,277 (ThCh$ 854,477 as of December 31, 2022) for depreciation activated by agricultural assets, associated to the cost of sale of wine.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Lease liabilities

Lease libialities that accrue interest classified by type of obligation and by their classification in the Consolidated Statement of Financial Position are the following:

	As of December 31, 2023		As of December 31, 2022
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Lease liabilities (1)	7,142,360	34,061,739	9,120,616	31,306,552
Total	7,142,360	34,061,739	9,120,616	31,306,552

(1)	See Note 5 - Risk administration.

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

The book value, nominal value, and interest rates of these lease liabilities are as follows:

Current lease liabilities

As of December 31, 2023

Lease liabilities at book value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Lease liabilities
79,862,750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	46,742	58,352	105,094	Monthly	2.14
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	138,201	421,929	560,130	Monthly	3.95
Subtotal							184,943	480,281	665,224
0-E	CCU and subsidiaries	Chile	–	Suppliers of PPE	Chile	CLP	81,801	96,742	178,543	Monthly	2.61
0-E	CCU and subsidiaries	Chile	–	Suppliers of PPE	Chile	Euros	10,764	32,291	43,055	Monthly	1.80
0-E	CCU and subsidiaries	Chile	–	Suppliers of PPE	Chile	UF	1,508,830	3,748,411	5,257,241	Monthly	2.96
0-E	CCU and subsidiaries	Chile	–	Suppliers of PPE	Chile	USD	94,946	284,840	379,786	Monthly	3.17
0-E	CCU and subsidiaries	Argentina	–	Suppliers of PPE	Argentina	ARS	103,598	181,762	285,360	Monthly	16.33
0-E	CCU and subsidiaries	Argentina	–	Suppliers of PPE	Argentina	USD	64,814	160,461	225,275	Monthly	33.61
0-E	CCU and subsidiaries	Uruguay	–	Suppliers of PPE	Uruguay	UYU	34,985	72,891	107,876	Monthly	0.84
Subtotal (leases IFRS )							1,899,738	4,577,398	6,477,136
Total							2,084,681	5,057,679	7,142,360

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Lease liabilities at nominal value:

							Maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization
							ThCh$	ThCh$	ThCh$
Lease liabilities
79,862,750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	49,257	64,180	113,437	Monthly
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	318,629	955,887	1,274,516	Monthly
Subtotal							367,886	1,020,067	1,387,953
0-E	CCU and subsidiaries	Chile	–	Suppliers of PPE	Chile	CLP	86,780	111,905	198,685	Monthly
0-E	CCU and subsidiaries	Chile	–	Suppliers of PPE	Chile	Euros	10,767	32,301	43,068	Monthly
0-E	CCU and subsidiaries	Chile	–	Suppliers of PPE	Chile	UF	1,585,174	4,222,379	5,807,553	Monthly
0-E	CCU and subsidiaries	Chile	–	Suppliers of PPE	Chile	USD	31,917	95,753	127,670	Monthly
0-E	CCU and subsidiaries	Argentina	–	Suppliers of PPE	Argentina	ARS	209,906	481,331	691,237	Monthly
0-E	CCU and subsidiaries	Argentina	–	Suppliers of PPE	Argentina	USD	83,515	206,356	289,871	Monthly
0-E	CCU and subsidiaries	Uruguay	–	Suppliers of PPE	Uruguay	UYU	41,835	88,294	130,129	Monthly
Subtotal (leases IFRS )							2,049,894	5,238,319	7,288,213
Total							2,417,780	6,258,386	8,676,166

As of December 31, 2022

Lease liabilities at book value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Financial leases obligations
79,862,750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	44,036	133,285	177,321	Monthly	2.14
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	128,118	391,120	519,238	Monthly	3.95
Subtotal							172,154	524,405	696,559
0-E	CCU and subsidiaries	Chile	–	Suppliers of PPE	Chile	CLP	174,057	182,644	356,701	Monthly	4.40
0-E	CCU and subsidiaries	Chile	–	Suppliers of PPE	Chile	Euros	28,744	28,744	57,488	Monthly	1.48
0-E	CCU and subsidiaries	Chile	–	Suppliers of PPE	Chile	UF	1,700,536	4,205,015	5,905,551	Monthly	2.17
0-E	CCU and subsidiaries	Chile	–	Suppliers of PPE	Chile	USD	197,018	898,826	1,095,844	Monthly	3.95
0-E	CCU and subsidiaries	Argentina	–	Suppliers of PPE	Argentina	ARS	40,403	120,954	161,357	Monthly	23.59
0-E	CCU and subsidiaries	Argentina	–	Suppliers of PPE	Argentina	USD	186,839	551,073	737,912	Monthly	31.26
0-E	CCU and subsidiaries	Uruguay	–	Suppliers of PPE	Uruguay	UYU	27,301	81,903	109,204	Monthly	0.84
Subtotal (leases IFRS )							2,354,898	6,069,159	8,424,057
Total							2,527,052	6,593,564	9,120,616

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

Lease liabilities at nominal value:

							Maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization
							ThCh$	ThCh$	ThCh$
Financial leases obligations
79,862,750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	47,962	142,954	190,916	Monthly
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	304,093	912,278	1,216,371	Monthly
Subtotal							352,055	1,055,232	1,407,287
0-E	CCU and subsidiaries	Chile	–	Suppliers of PPE	Chile	CLP	166,793	193,421	360,214	Monthly
0-E	CCU and subsidiaries	Chile	–	Suppliers of PPE	Chile	Euros	29,691	29,691	59,382	Monthly
0-E	CCU and subsidiaries	Chile	–	Suppliers of PPE	Chile	UF	1,738,738	4,341,637	6,080,375	Monthly
0-E	CCU and subsidiaries	Chile	–	Suppliers of PPE	Chile	USD	226,897	983,751	1,210,648	Monthly
0-E	CCU and subsidiaries	Argentina	–	Suppliers of PPE	Argentina	ARS	70,951	212,358	283,309	Monthly
0-E	CCU and subsidiaries	Argentina	–	Suppliers of PPE	Argentina	USD	222,679	656,715	879,394	Monthly
0-E	CCU and subsidiaries	Uruguay	–	Suppliers of PPE	Uruguay	UYU	32,678	98,035	130,713	Monthly
Subtotal (leases IFRS )							2,488,427	6,515,608	9,004,035
Total							2,840,482	7,570,840	10,411,322

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Non-current lease liabilities

As of December 31, 2023

Lease liabilities at book value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Lease liabilities
79,862,750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	119,659	–	–	119,659	Monthly	2.14
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	1,224,345	1,224,345	18,420,051	20,868,741	Monthly	3.95
Subtotal							1,344,004	1,224,345	18,420,051	20,988,400
0-E	CCU and subsidiaries	Chile	–	Suppliers of PPE	Chile	UF	6,824,508	2,701,396	943,701	10,469,605	Monthly	2.96
0-E	CCU and subsidiaries	Chile	–	Suppliers of PPE	Chile	USD	449,743	322,646	1,011,076	1,783,465	Monthly	3.17
0-E	CCU and subsidiaries	Argentina	–	Suppliers of PPE	Argentina	ARS	260,266	89,050	43,906	393,222	Monthly	16.33
0-E	CCU and subsidiaries	Argentina	–	Suppliers of PPE	Argentina	USD	347,908	2,668	–	350,576	Monthly	33.61
0-E	CCU and subsidiaries	Uruguay	–	Suppliers of PPE	Uruguay	UYU	76,471	–	–	76,471	Monthly	0.84
Subtotal (leases IFRS )							7,958,896	3,115,760	1,998,683	13,073,339
Total							9,302,900	4,340,105	20,418,734	34,061,739

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

Lease liabilities at nominal value:

							Maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization
							ThCh$	ThCh$	ThCh$	ThCh$
Lease liabilities
79,862,750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	125,536	–	–	125,536	Monthly
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	2,549,031	2,549,030	24,640,634	29,738,695	Monthly
Subtotal							2,674,567	2,549,030	24,640,634	29,864,231
0-E	CCU and subsidiaries	Chile	–	Suppliers of PPE	Chile	Euros	12,108	–	–	12,108	Monthly
0-E	CCU and subsidiaries	Chile	–	Suppliers of PPE	Chile	UF	8,394,381	2,996,536	1,170,637	12,561,554	Monthly
0-E	CCU and subsidiaries	Chile	–	Suppliers of PPE	Chile	USD	129,859	78,664	446,295	654,818	Monthly
0-E	CCU and subsidiaries	Argentina	–	Suppliers of PPE	Argentina	ARS	946,597	520,514	260,980	1,728,091	Monthly
0-E	CCU and subsidiaries	Argentina	–	Suppliers of PPE	Argentina	USD	402,941	5,028	–	407,969	Monthly
0-E	CCU and subsidiaries	Uruguay	–	Suppliers of PPE	Uruguay	UYU	97,377	–	–	97,377	Monthly
Subtotal (leases IFRS )							9,983,263	3,600,742	1,877,912	15,461,917
Total							12,657,830	6,149,772	26,518,546	45,326,148

As of December 31, 2022

Lease liabilities at book value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Financial leases obligations
79,862,750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	170,055	52,636	–	222,691	Monthly	2.14
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	1,094,619	1,174,581	18,104,273	20,373,473	Monthly	3.95
Subtotal							1,264,674	1,227,217	18,104,273	20,596,164
0-E	CCU and subsidiaries	Chile	–	Suppliers of PPE	Chile	CLP	30,814	–	–	30,814	Monthly	4.40
0-E	CCU and subsidiaries	Chile	–	Suppliers of PPE	Chile	UF	6,590,796	1,694,284	59,998	8,345,078	Monthly	2.17
0-E	CCU and subsidiaries	Chile	–	Suppliers of PPE	Chile	USD	539,308	203,634	875,659	1,618,601	Monthly	3.95
0-E	CCU and subsidiaries	Argentina	–	Suppliers of PPE	Argentina	ARS	132,171	–	–	132,171	Monthly	23.59
0-E	CCU and subsidiaries	Argentina	–	Suppliers of PPE	Argentina	USD	427,261	–	–	427,261	Monthly	31.26
0-E	CCU and subsidiaries	Uruguay	–	Suppliers of PPE	Uruguay	UYU	137,381	19,082	–	156,463	Monthly	0.84
Subtotal (leases IFRS )							7,857,731	1,917,000	935,657	10,710,388
Total							9,122,405	3,144,217	19,039,930	31,306,552

(*) The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Lease liabilities at nominal value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization
							ThCh$	ThCh$	ThCh$	ThCh$
Financial leases obligations
79,862,750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	UF	183,093	53,801	–	236,894	Monthly
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	2,432,740	2,432,740	24,530,137	29,395,617	Monthly
Subtotal							2,615,833	2,486,541	24,530,137	29,632,511
0-E	CCU and subsidiaries	Chile	–	Suppliers of PPE	Chile	CLP	44,116	–	–	44,116	Monthly
0-E	CCU and subsidiaries	Chile	–	Suppliers of PPE	Chile	UF	6,874,065	1,807,266	68,691	8,750,022	Monthly
0-E	CCU and subsidiaries	Chile	–	Suppliers of PPE	Chile	USD	659,316	307,154	1,366,483	2,332,953	Monthly
0-E	CCU and subsidiaries	Argentina	–	Suppliers of PPE	Argentina	ARS	201,342	–	–	201,342	Monthly
0-E	CCU and subsidiaries	Argentina	–	Suppliers of PPE	Argentina	USD	516,106	–	–	516,106	Monthly
0-E	CCU and subsidiaries	Uruguay	–	Suppliers of PPE	Uruguay	UYU	168,047	24,299	–	192,346	Monthly
Subtotal (leases IFRS )							8,462,992	2,138,719	1,435,174	12,036,885
Total							11,078,825	4,625,260	25,965,311	41,669,396

Below is the detail of future payments and the value of lease liabilities:

	As of December 31, 2023
	Gross Amount	Interest	Value
	ThCh$	ThCh$	ThCh$
0 to 3 months	2,417,780	333,099	2,084,681
3 months to 1 year	6,258,386	1,200,707	5,057,679
Over 1 year to 3 years	12,657,830	3,354,930	9,302,900
Over 3 years to 5 years	6,149,772	1,809,667	4,340,105
More than 5 years	26,518,546	6,099,812	20,418,734
Total	54,002,314	12,798,215	41,204,099

	As of December 31, 2022
	Gross Amount	Interest	Value
	ThCh$	ThCh$	ThCh$
0 to 3 months	2,840,482	313,430	2,527,052
3 months to 1 year	7,570,840	977,276	6,593,564
Over 1 year to 3 years	11,078,825	1,956,420	9,122,405
Over 3 years to 5 years	4,625,260	1,481,043	3,144,217
More than 5 years	25,965,311	6,925,381	19,039,930
Total	52,080,718	11,653,550	40,427,168

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Reconciliation of liabilities arising from financing activities:

	As of December 31, 2022	Flows			Accrual of interest	Change in foreign currency and unit per adjustment	Additions for business combinations (1)	Increase through new leases	Others	As of December 31, 2023
		Payments		Acquisitions
		Principal	Interest
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Others financial liabilities
Current
Bank borrowings	134,737,116	(86,424,860)	(18,541,141)	68,928,016	13,887,323	2,258,552	–	–	(90,350,136)	24,494,870
Bond payable	30,871,086	(26,621,937)	(32,003,201)	–	32,044,502	660,734	–	–	33,699,675	38,650,859
Lease liabilities	9,120,616	(10,704,270)	(1,647,488)	–	1,808,779	(1,289,212)	26,767	3,224,024	6,603,144	7,142,360
Total others financial liabilities current	174,728,818	(123,751,067)	(52,191,830)	68,928,016	47,740,604	1,630,074	26,767	3,224,024	(50,047,317)	70,288,089
Non-current
Bank borrowings	84,839,970	(10,000,000)	–	8,219,455	–	6,775	–	–	91,007,970	174,074,170
Bond payable	1,081,682,928	(36,373,728)	–	–	–	39,228,963	–	–	(33,699,675)	1,050,838,488
Lease liabilities	31,306,552	–	–	–	–	2,824,911	–	8,872,038	(8,941,762)	34,061,739
Total others financial liabilities non-current	1,197,829,450	(46,373,728)	–	8,219,455	–	42,060,649	–	8,872,038	48,366,533	1,258,974,397
Total Others financial liabilities	1,372,558,268	(170,124,795)	(52,191,830)	77,147,471	47,740,604	43,690,723	26,767	12,096,062	(1,680,784)	1,329,262,486

(1)	See Note 1 - General Information letter C), number (12).

	As of December 31, 2021	Flows			Accrual of interest	Change in foreign currency and unit per adjustment	Additions for business combinations	Increase through new leases	Others	As of December 31, 2022
		Payments		Acquisitions
		Principal	Interest
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Others financial liabilities
Current
Bank borrowings	76,169,204	(73,375,368)	(7,972,184)	46,843,478	14,857,608	28,076	–	–	78,186,302	134,737,116
Bond payable	8,087,630	(5,975,742)	(18,250,558)	–	26,872,771	1,559,386	–	–	18,577,599	30,871,086
Lease liabilities	6,152,361	(9,663,757)	(1,792,084)	–	1,721,895	1,093,203	–	4,796,273	6,812,725	9,120,616
Total others financial liabilities current	90,409,195	(89,014,867)	(28,014,826)	46,843,478	43,452,274	2,680,665	–	4,796,273	103,576,626	174,728,818
Non-current
Bank borrowings	114,492,596	–	–	49,445,891	–	19,585	–	–	(79,118,102)	84,839,970
Bond payable	339,740,414	–	–	686,832,951	–	73,687,162	–	–	(18,577,599)	1,081,682,928
Lease liabilities	29,009,023	–	–	–	–	3,823,816	–	7,296,971	(8,823,258)	31,306,552
Total others financial liabilities non-current	483,242,033	–	–	736,278,842	–	77,530,563	–	7,296,971	(106,518,959)	1,197,829,450
Total Others financial liabilities	573,651,228	(89,014,867)	(28,014,826)	783,122,320	43,452,274	80,211,228	–	12,093,244	(2,942,333)	1,372,558,268

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

	As of December 31, 2020	Flows			Accrual of interest	Change in foreign currency and unit per adjustment	Additions for business combinations	Increase through new leases	Others	As of December 31, 2021
		Payments		Acquisitions
		Principal	Interest
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$			ThCh$	ThCh$
Others financial liabilities
Current
Bank borrowings	37,754,705	(40,651,624)	(5,617,084)	7,274,374	6,543,909	2,102,807	–	–	68,762,117	76,169,204
Bond payable	7,691,023	(5,399,347)	(7,143,086)	–	6,324,080	532,802	–	–	6,082,158	8,087,630
Lease liabilities	4,934,639	(7,630,800)	(892,619)	–	1,511,877	712,833	–	2,651,448	4,864,983	6,152,361
Total others financial liabilities current	50,380,367	(53,681,771)	(13,652,789)	7,274,374	14,379,866	3,348,442	–	2,651,448	79,709,258	90,409,195
Non-current
Bank borrowings	88,151,400	–	–	92,951,539	–	35,046	–	–	(66,645,389)	114,492,596
Bond payable	324,725,456	–	–	–	–	21,146,340	–	–	(6,131,382)	339,740,414
Lease liabilities	27,200,272	–	–	–	–	2,014,722	–	5,117,917	(5,323,888)	29,009,023
Total others financial liabilities non-current	440,077,128	–	–	92,951,539	–	23,196,108	–	5,117,917	(78,100,659)	483,242,033
Total Others financial liabilities	490,457,495	(53,681,771)	(13,652,789)	100,225,913	14,379,866	26,544,550	–	7,769,365	1,608,599	573,651,228

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Note 23 Trade and other payables

Trade and other payables are detailed as follows:

	As of December 31, 2023		As of December 31, 2022
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Suppliers	352,122,659	–	420,602,049	–
Notes payable	9,515,145	88,596	1,043,743	20,945
Trade an other current payables	361,637,804	88,596	421,645,792	20,945
Withholdings payable	73,336,359	–	69,669,485	–
Trade accounts payable withholdings	73,336,359	–	69,669,485	–
Total	434,974,163	88,596	491,315,277	20,945

Note 24 Other provisions

Provisions recorded in the consolidated statement of financial position are detailed as follows:

	As of December 31, 2023		As of December 31, 2022
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Litigation	256,669	68,662	253,757	242,545
Others	2,244,058	148,910	2,402,383	137,413
Total	2,500,727	217,572	2,656,140	379,958

The changes in provisions are detailed as follows:

	Litigation (1)	Others	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2022	576,587	2,419,465	2,996,052
Incorporated	507,989	308,194	816,183
Used	(312,708)	(206,154)	(518,862)
Released	(97,685)	–	(97,685)
Conversion effect	(177,881)	18,291	(159,590)
Changes	(80,285)	120,331	40,046
As of December 31, 2022	496,302	2,539,796	3,036,098
As of December 31, 2023
Incorporated	272,044	281,812	553,856
Used	(162,221)	–	(162,221)
Released	(52,542)	(440,137)	(492,679)
Conversion effect	(228,252)	11,497	(216,755)
Changes	(170,971)	(146,828)	(317,799)
As of December 31, 2023	325,331	2,392,968	2,718,299

(1)	See Note 35 - Contingencies and commitments.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

The maturities of provisions as of December 31, 2023, are detailed as follows:

	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$
Less than one year	256,669	2,244,058	2,500,727
Between 1 and 5 years	44,991	148,910	193,901
More than 5 years	23,671	–	23,671
Total	325,331	2,392,968	2,718,299

The maturities of provisions as of December 31, 2022, are detailed as follows:

	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$
Less than one year	253,757	2,402,383	2,656,140
Between 1 and 5 years	180,012	1,063	181,075
More than 5 years	62,533	136,350	198,883
Total	496,302	2,539,796	3,036,098

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

Note 25 Income taxes

Tax receivables

Taxes receivables are detailed as follows:

	As of December 31, 2023	As of December 31, 2022
	ThCh$	ThCh$
Refundable tax previous year	7,124,688	2,566,562
Tax payments in advance	20,322,040	34,996,163
Benefits for tax losses	764,712	8,545,035
Others credits	574,807	599,765
Total	28,786,247	46,707,525

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Current tax liabilities

Tax payables are detailed as follows:

	As of December 31, 2023	As of December 31, 2022
	ThCh$	ThCh$
Income tax	5,968,227	2,649,908
Monthly tax payment in advance	3,056,567	5,048,222
Tax under Article N°21	214,732	244,604
Others	699,138	1,121,340
Total	9,938,664	9,064,074

Tax expense

The detail of income tax and deferred income tax expense is as follows:

	For the years ended as of December 31,
	2023	2022	2021
	ThCh$	ThCh$	ThCh$
Income as per deferred tax related to the origin and reversal of temporary differences	35,969,675	24,029,239	13,622,576
Prior year adjustments	418,002	(1,106,853)	487,424
Effect of change in tax rates	–	–	(374,389)
Tax loss benefits	17,131,132	15,425,726	(2,447,694)
Total deferred tax expense	53,518,809	38,348,112	11,287,917
Current tax expense	(37,775,488)	(38,717,929)	(95,200,176)
Prior period adjustments	(476,066)	105,874	1,282,486
Total (expenses) income for current taxes	(38,251,554)	(38,612,055)	(93,917,690)
(Loss) Income from income tax	15,267,255	(263,943)	(82,629,773)

Deferred taxes related to items charged or credited directly to the Consolidated Statement of Comprehensive Income are detailed as follows:

	For the years ended as of December 31,
	2023	2022	2021
	ThCh$	ThCh$	ThCh$
Net income from cash flows hedge	1,182,375	3,352,151	(585,430)
Actuarial gains and losses deriving from defined benefit plans	(360,233)	1,981,923	(1,444,133)
Charge to equity	822,142	5,334,074	(2,029,563)

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Efective Rate

The Company’s income tax expense as of December 31, 2023, 2022 and 2021 represents 14.80%, 0.20% and 27.39%, respectively of income before taxes. The following is reconciliation between such effective tax rate and the statutory tax rate valid in Chile.

	For the years ended as of December 31,
	2023		2022		2021
	ThCh$	Rate %	ThCh$	Rate %	ThCh$	Rate %
Income before taxes	103,158,188		135,748,395		301,680,454
Income tax using the statutory rate	(27,852,711)	27.00	(36,652,067)	27.00	(81,453,723)	27.00
Adjustments to reach the effective rate
Tax effect of permanent differences, net	38,422,245	(37.25)	37,221,335	(27.42)	5,195,230	(1.72)
Effect of change in tax rates	–	–	–	–	(374,389)	0.12
Non recoverable deferred tax assets, net	592,008	(0.57)	1,361,100	(1.00)	(4,158,316)	1.38
Effect of tax rates in foreing subsidiaries	4,163,777	(4.04)	(1,193,332)	0.88	(3,608,485)	1.20
Prior year adjustments	(58,064)	0.06	(1,000,979)	0.74	1,769,910	(0.59)
Income tax, as reported	15,267,255	(14.80)	(263,943)	0.20	(82,629,773)	27.39

Deferred taxes

Deferred tax assets and liabilities included in the Consolidated Financial Statements are detailed as follows:

	As of December 31, 2023	As of December 31, 2022
	ThCh$	ThCh$
Deferred tax assets
Impairment provision of accounts receivable	2,062,740	1,509,712
Others non-tax expenses	32,959,493	28,840,149
Benefits to staff	4,317,938	4,579,775
Inventory impairment provision	1,513,107	1,381,757
Severance indemnity	10,599,423	11,437,005
Inventory valuation	10,329,504	6,677,494
Intangibles	651,925	417,108
Property, Plant and Equipment	6,321,576	6,970,568
Deferred taxes related to assets arising from a single transaction	11,603,601	11,491,164
Others assets	5,057,030	3,087,251
Tax loss carryforwards	31,814,137	21,637,825
Subtotal by deferred tax assets	117,230,474	98,029,808
Deferred tax liabilities offset	(88,778,816)	(70,832,601)
Total assets from deferred taxes	28,451,658	27,197,207

Deferred taxes liabilities
Property, Plant and Equipment	112,968,663	122,295,723
Agricultural operation expenses	11,065,968	8,796,925
Manufacturing indirect activation costs	9,669,456	8,594,229
Intangibles	20,570,691	22,707,420
Deferred taxes related to liabilities arising from a single transaction	10,290,501	10,243,205
Others liabilities	10,570,432	10,894,927
Subtotal by deferred tax liabilities	175,135,711	183,532,429
Deferred tax assets offset	(88,778,816)	(70,832,601)
Total liabilities from deferred taxes	86,356,895	112,699,828
Total	(57,905,237)	(85,502,621)

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

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

Changes in deferred tax assets are detailed as follows:

Analysis of the deferred tax movement during the year	ThCh$
As of January 1, 2022	(87,514,452)
Others increases (decreases) (1)	(43,474,235)
Deferred tax losses tax absorption	(1,169,111)
Deferred income tax credit	38,348,112
Conversion effect	6,325,142
Deferred taxes against equity	1,981,923
Sub-Total	2,011,831
As of December 31, 2022	(85,502,621)

As of January 1, 2023
Others increases (decreases) (1)	(48,197,458)
Deferred tax losses tax absorption	(559,054)
Deferred income tax credit	53,518,809
Conversion effect	23,731,521
Deferred taxes against equity	(360,233)
Deferred income tax on business combinations (2)	(536,201)
Sub-Total	27,597,384
As of December 31, 2023	(57,905,237)

(1)	Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies.
(2)	See Note 1 - General information, letter C), number (12).

Note 26 Employee Benefits

The Company grants short term and employment termination benefits as part of its compensation policies.

The Parent Company and its subsidiaries have collective agreements with their employees, which establish the compensation and/or short–term and long-term benefits for their staff, the main features of which are described below:

▪	Short-term benefits are generally based on combined plans or agreements, designed to compensate benefits received, such as paid vacation, annual performance bonuses and compensation through annuities.

▪	Long-term benefits are plans or agreements mainly intended to cover the post-employment benefits generated at the end of the labor relationship, be it by voluntary resignation or death of personnel hired.

The cost of such benefits is charged against income, in the “Personnel Expense” item.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

As of December 31, 2023 and 2022, the total staff benefits recorded in the Consolidated Statement of Financial Position is detailed as follows:

Employees’ Benefits	As of December 31, 2023		As of December 31, 2022
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Short term benefits	38,317,445	–	42,254,937	–
Employment termination benefits	395,848	39,586,368	929,338	41,843,524
Total	38,713,293	39,586,368	43,184,275	41,843,524

Short - term benefits

Short-term benefits are mainly comprised of recorded vacation (on accruals basis), bonuses and share compensation, Such benefits are recorded when the obligation is accrued and are usually paid within a 12-month periods, consequently, they are not discounted.

The total short-term benefits recorded in the Consolidated Statement of Financial Position are detailed as follows:

Short-Term Employees’ Benefits	As of December 31, 2023	As of December 31, 2022
	ThCh$	ThCh$
Vacation	16,987,082	17,778,588
Bonus and compensation	21,330,363	24,476,349
Total	38,317,445	42,254,937

The Company records staff vacation cost on an accrual basis.

Severance Indemnity

The Company records a liability for the payment of an irrevocable severance indemnity, originated by collective and individual agreements entered into with certain groups of employees. Such obligation is determined by means of the current value of the benefit accrued cost, a method that considers several factors for the calculation such as estimates of future continuance, mortality rates, future salary increases and discount rates. The Company periodically evaluates the above-mentioned factors based on historical data and future projections, making adjustments that apply when checking changes sustained trend. The so-determined value is presented at the current value by using the severance benefits accrued method. The discount rate is determined by reference to market interest rates curves for high quality entrepreneurial bonds. The discount rate in Chile was a 7,35% and the Argentina of a 214,08% for the year ended on December 31, 2023 (in Chile 6,34% and the Argentina of a 111,68% December 31, 2022).

The obligation recorded for severance indemnity is detailed as follows:

Severance Indemnity	As of December 31, 2023	As of December 31, 2022
	ThCh$	ThCh$
Current	395,848	929,338
Non-current	39,586,368	41,843,524
Total	39,982,216	42,772,862

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

The change in the severance indemnity is detailed as follows:

Severance Indemnity	ThCh$

Balance as of January 1, 2022	35,252,855
Current cost of service	3,672,626
Interest cost	2,696,567
Actuarial (Gain) losses	7,103,125
Paid-up benefits	(5,530,621)
Past service cost	605,174
Conversion effect	(974,031)
Others	(52,833)
Changes	7,520,007
As of December 31, 2022	42,772,862
Current cost of service	4,191,738
Interest cost	4,438,416
Actuarial (Gain) losses	(1,454,372)
Paid-up benefits	(7,099,274)
Past service cost	453,213
Conversion effect	(3,320,367)
Changes	(2,790,646)
As of December 31, 2023	39,982,216

The figures recorded in the Consolidated Statement of Income, are detailed as follows:

Expense recognized for severance indemnity	For the years ended as of December 31,
	2023	2022	2021
	ThCh$	ThCh$	ThCh$
Current cost of service	4,191,738	3,672,626	2,988,782
Past service cost	453,213	605,174	469,558
Non-provided paid benefits	13,582,343	7,277,848	4,976,108
Others	895,162	909,255	920,120
Total expense recognized in Consolidated Statement of Income	19,122,456	12,464,903	9,354,568

Actuarial Assumptions

As mentioned in Note 2 - Summary of significant accounting policies, 2.20, the severance payment obligation is recorded at its actuarial value. The main actuarial assumptions used for the calculation of the severance indemnity obligation are detailed as follows:

Actuarial Assumptions			Chile		Argentina
			As of December 31, 2023	As of December 31, 2022	As of December 31, 2023	As of December 31, 2022

Mortality table			RV-2020	RV-2014	Gam '83	Gam '83
Annual interest rate			7,35%	6,34%	214,08%	111,68%
Voluntary employee turnover rate			4,3%	4,3%	"ESA 77 Ajustada" - 50%	"ESA 77 Ajustada" - 50%
Company’s needs rotation rate			6,1%	6,1%	"ESA 77 Ajustada" - 50%	"ESA 77 Ajustada" - 50%
Salary increase (*)			3,7%	3,7%	196.33%	99,70%
Estimated retirement age for (*)	Officers		60	60	60	60
	Others	Male	65	65	65	65
		Female	60	60	60	60

(*) Weighted average of the Company.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Sensitivity Analysis

The Following is a sensitivity analysis based on increased (decreased) of 1 percent on the discount rate:

Sensitivity Analysis	As of December 31, 2023	As of December 31, 2022
	ThCh$	ThCh$
1% increase in the Discount Rate (Gain)	2,389,048	2,495,883
1% decrease in the Discount Rate (Loss)	(2,725,833)	(2,862,682)

Personnel expense

The amounts recorded in the Consolidated Statement of Income are detailed as follows:

Personal expense	For the years ended as of December 31,
	2023	2022	2021
	ThCh$	ThCh$	ThCh$
Salaries	242,900,374	243,047,677	213,794,654
Employees’ short-term benefits	36,662,817	39,461,401	46,605,454
Total expenses for short-term employee benefits	279,563,191	282,509,078	260,400,108
Employments termination benefits	19,122,456	12,464,903	9,354,568
Others staff expense	46,858,251	53,747,292	45,277,007
Total (1)	345,543,898	348,721,273	315,031,683

(1)	See Note 30 - Natures of cost and expense.

Note 27 Other non-financial liabilities

The total Other non-financial liabilities are detailed as follows:

	As of December 31, 2023		As of December 31, 2022
	Current	Non-current	Current	Non-current
	ThCh$		ThCh$	ThCh$
Parent dividend provisioned according to policy	20,864,709	–	9,164,337	–
Outstanding parent dividends (1)	1,332,403	–	1,277,316	–
Subsidiaries dividends according to policy	8,027,028	–	9,519,201	–
Total dividends payable	30,224,140	–	19,960,854	–
Income received in advance	1,438,831	3,987,705	1,357,178	–
Others	258,226	–	332,347	–
Total	31,921,197	3,987,705	21,650,379	–

(1)	See Note 28 - Common Shareholders’ Equity, dividends.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Note 28 Common Shareholders’ Equity

Subscribed and paid-up Capital

As of December 31, 2023, 2022 and 2021 the Company’s capital shows a balance of ThCh$ 562,693,346 divided into 369,502,872 shares of common stock without face value, entirely subscribed and paid-up. The Company has issued only one series of common shares. Such common shares are registered for trading at the Santiago Stock Exchange and the Chilean Electronic Stock Exchange, and at the New York Stock Exchange /NYSE), evidenced by ADS (American Depositary Shares), with an equivalence of two shares per ADS (See Note 1 - General information letter A)).

The Company has not issued any others shares or convertible instruments during the period, thus changing the number of outstanding shares as December 31, 2023, 2022 and 2021.

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

The information used for the calculation of the earnings as per each basic and diluted share is as follows:

Earnings per share	For the years ended as of December 31,
	2023	2022	2021
Equity holders of the controlling company (ThCh$)	105,652,728	118,168,351	199,162,731
Weighted average number of shares	369,502,872	369,502,872	369,502,872
Basic earnings per share (in Chilean pesos)	285.93	319.80	539.00
Equity holders of the controlling company (ThCh$)	105,652,728	118,168,351	199,162,731
Weighted average number of shares	369,502,872	369,502,872	369,502,872
Diluted earnings per share (in Chilean pesos)	285.93	319.80	539.00

As of December 31, 2023, 2022 and 2021, the Company has not issued any convertible or other kind of instruments creating diluting effects.

Distributable net income

The distributable net income, in accordance with the Board of Directors, will be that reflected in the financial statements attributable to equity holders of the parents, without adjusting it.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Dividends

The Company’s dividends policy consists of annually distributing at least 50% of the net distributable profit of the year.

As of December 31, 2023, 2022 and 2021 the Company has distributed the following dividends:

Dividend Nº	Payment Date	Type of Dividend	Dividends per Share ($)	Related to FY
261	04-23-2021	Final	139.16548	2020
262	10-29-2021	Interim	200.0000	2021
263	12-03-2021	Eventual	447.0000	Retained earnings
264	04-28-2022	Final	200.0000	2021
265	12-29-2022	Interim	135.1000	2022
266	04-27-2023	Final	24.80181	2022
267	11-29-2023	Interim	86.49907	2023

At the Ordinary Shareholders' Meeting of Compañía Cervecerías Unidas S.A. held on April 14, 2021, the shareholders agreed to the distribution of a final Dividend No. 261 in the amount of Ch$ 139.16548 per share, for a total amount to be distributed of ThCh$ 51,422,043 charged to 2020 profits. This dividend was paid since April 23, 2021.

In the Ordinary Session of the Board of Directors’ Meeting of Compañía Cervecerías Unidas S.A., dated October 6, 2021, it was agreed, charged to the profits of the 2021 fiscal year, the distribution of an Dividend No. 262 of Ch$ 200 per share, ascending the total amount to distribute to ThCh$ 73,900,574. This dividend was paid since October 29, 2021.

At the Extraordinary Shareholders' Meeting of Compañía Cervecerías Unidas S.A., dated November 24, 2021, the distribution of an Eventual Dividend No. 263 of Ch$ 447 per share was approved, with a charge to retained earnings, raising the total amount to be distributed to ThCh$ 165,167,784. This dividend was paid since December 3, 2021.

At the Ordinary Shareholders' Meeting of Compañía Cervecerías Unidas S.A. held on April 13, 2022, the shareholders approved the distribution of a final Dividend No. 264 of Ch$ 200 per share, for a total amount to be distributed of ThCh$ 73,900,574 charged against 2021’s Net income. This dividend was paid since April 28, 2022.

At the Board of Directors’ Meeting of Compañía Cervecerías Unidas S.A. held on December 7, 2022, the shareholders approved the distribution of an interim Dividend No. 265 of Ch$ 135.1 per share, for a total amount to be distributed of ThCh$ 49,919,838 charged against 2022’s Net income. This dividend was paid since December 29, 2022.

At the Ordinary Shareholders' Meeting of Compañía Cervecerías Unidas S.A. held on April 12, 2023, the shareholders approved the distribution of a final Dividend No. 266 of Ch$ 24.80181 per share, for a total amount to be distributed of ThCh$ 9,164,340 charged against 2022’s Net income. This dividend was paid since April 27, 2023.

At the Board of Directors’ Meeting of Compañía Cervecerías Unidas S.A. held on November 8, 2023, the shareholders approved the distribution of an interim Dividend No. 267 of Ch$ 86.49907 per share, for a total amount to be distributed of ThCh$ 31,961,655 charged against 2023’s Net income. This dividend was paid since November 29, 2023.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Consolidated Statement of Comprehensive Income

Comprehensive income and expenses are detailed as follows:

Others Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Gains (losses) on cash flows hedges (1)	(4,379,170)	1,182,375	(3,196,795)
Gains (losses) on exchange differences on translation (1)	(120,293,386)	–	(120,293,386)
Gains (losses) from defined benefit plans	1,454,372	(360,233)	1,094,139
Total comprehensive income As of December 31, 2023	(123,218,184)	822,142	(122,396,042)

Others Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Gains (losses) on cash flows hedges (1)	(12,415,374)	3,352,151	(9,063,223)
Gains (losses) on exchange differences on translation (1)	9,945,778	–	9,945,778
Gains (losses) from defined benefit plans	(7,103,125)	1,981,923	(5,121,202)
Total comprehensive income As of December 31, 2022	(9,572,721)	5,334,074	(4,238,647)

Others Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Gains (losses) on cash flows hedges (1)	2,168,254	(585,430)	1,582,824
Gains (losses) on exchange differences on translation (1)	109,288,972	–	109,288,972
Gains (losses) from defined benefit plans	5,216,580	(1,444,133)	3,772,447
Total comprehensive income al December 31, 2021	116,673,806	(2,029,563)	114,644,243

(1)	These concepts will be reclassified to the Statement of Income when it’s settled.

Reserves affecting other comprehensive income

The movement of other comprehensive income is detailed as follows:

a)	As of December 31, 2023:

Changes	Reserve of exchange differences on translation	Reserve of cash flows hedges	Reserve of Actuarial gains and losses on defined benefit plans	Others reserves	Total other reservations

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Conversion of joint ventures and foreign subsidiaries	(496,096,411)	–	–	3,888,294	(492,208,117)
Cash flows hedges	–	(4,379,170)	–	–	(4,379,170)
Gains (losses) from defined benefit plans	–	–	1,454,372	–	1,454,372
Income tax	–	1,182,375	(360,233)	–	822,142
Inflation adjustment of subsidiaries in Argentina	376,421,003	–	–	(4,506,272)	371,914,731
Total changes in equity	(119,675,408)	(3,196,795)	1,094,139	(617,978)	(122,396,042)
Equity holders of the parent	(118,056,295)	(3,150,407)	1,033,532	189	(120,172,981)
Non-controlling interests	(1,619,113)	(46,388)	60,607	(618,167)	(2,223,061)
Total changes in equity	(119,675,408)	(3,196,795)	1,094,139	(617,978)	(122,396,042)

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

b)	As of December 31, 2022:

Changes	Reserve of exchange differences on translation	Reserve of cash flows hedges	Reserve of Actuarial gains and losses on defined benefit plans		Total other reservations
				Others reserves

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Conversion of joint ventures and foreign subsidiaries	(226,312,374)	–	–	2,970,006	(223,342,368)
Cash flows hedges	–	(12,415,374)	–	–	(12,415,374)
Gains (losses) from defined benefit plans	–	–	(7,103,125)	–	(7,103,125)
Income tax	–	3,352,151	1,981,923	–	5,334,074
Inflation adjustment of subsidiaries in Argentina	237,327,121	–	–	(4,038,975)	233,288,146
Total changes in equity	11,014,747	(9,063,223)	(5,121,202)	(1,068,969)	(4,238,647)
Equity holders of the parent	11,706,309	(9,291,567)	(4,905,072)	(1,068,854)	(3,559,184)
Non-controlling interests	(691,562)	228,344	(216,130)	(115)	(679,463)
Total changes in equity	11,014,747	(9,063,223)	(5,121,202)	(1,068,969)	(4,238,647)

c)	As of December 31, 2021:

Changes	Reserve of exchange differences on translation	Reserve of cash flows hedges	Reserve of Actuarial gains and losses on defined benefit plans		Total other reservations
				Others reserves

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Conversion of joint ventures and foreign subsidiaries	15,703,753	–	–	–	15,703,753
Cash flows hedges	–	2,168,254	–	–	2,168,254
Gains (losses) from defined benefit plans	–	–	5,216,580	–	5,216,580
Income tax	–	(585,430)	(1,444,133)	–	(2,029,563)
Inflation adjustment of subsidiaries in Argentina	93,585,219	–	–	–	93,585,219
Total changes in equity	109,288,972	1,582,824	3,772,447	–	114,644,243
Equity holders of the parent	102,229,659	1,812,733	3,580,153	–	107,622,545
Non-controlling interests	7,059,313	(229,909)	192,294	–	7,021,698
Total changes in equity	109,288,972	1,582,824	3,772,447	–	114,644,243

Others Reserves

The reserves that are a part of the Company’s equity are as follows:

Reserve of exchange differences on translation: This reserve originated from the translation of foreign subsidiaries’ and joint ventures financial statements which functional currency is different from the presentation currency of the Consolidated Financial Statements and inflation adjustment of subsidiaries in Argentina. As of December 31, 2023, 2022 and 2021, it amounts to a negative reserve of ThCh$ 158,095,385, ThCh$ 40,039,090 and ThCh$ 51,745,399, respectively.

Reserve of cash flows hedges: These reserves originate from the application of hedge accounting for financial instruments used as hedges. Hedging reserves are reversed at the end of the term of the derivative contracts or when the transaction ceases to qualify as hedge accounting, whichever occurs first. The effects of the Hedging reserves are reflected in to income statement. As of December 31, 2023, 2022 and 2021, the amounts in the balance related to Hedging reserves are negative of ThCh$ 7,331,368, ThCh$ 4,180,961 and reserve of ThCh$ 5,110,606, respectively, net of deferred taxes.

Reserve of Actuarial gains and losses on defined benefit plans: This reserve is originated from January 1, 2013, as a result of the application of the Amendment to IAS No. 19 and whose effect as of December 31, 2023, 2022 and 2021, 2022 is a negative reserve of ThCh$ 9,317,562, ThCh$ 10,351,094 and ThCh$ 5,446,022 respectively, net of deferred taxes.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Other reserves: As of December 31, 2023, 2022 and 2021, the amount is a negative reserve of ThCh$ 65,455,801, ThCh$ 36,141,326 and ThCh$ 35,175,097, respectively. Such reserves relate mainly to the following concepts:

-	Adjustment due to re-assessment of fixed assets carried out in 1979 respectively (increase of ThCh$ 4,087,396).
-	Price level restatement of paid-up capital registered as of December 31, 2008, according to CMF Circular Letter No. 456 (decrease of ThCh$ 17,615,333).
-	Difference in purchase of shares of the subsidiary Viña San Pedro Tarapacá S.A. made during year 2012 and 2013 (increase of ThCh$ 9,779,475).
-	Difference in purchase of shares of the subsidiary Manantial S.A. made during year 2016 (decrease of ThCh$ 7,801,153).
-	Difference in purchase of shares of the Alimentos Nutrabien S.A. made during year 2016 (decrease of ThCh$ 5,426,209). On December 17, 2018 Food's and subsidiary CCU Investments S.A. sold their participation over Alimentos Nutrabien S.A. The aforementioned effect was accounted in result of the period.
-	Difference in purchase of shares of the subsidiary Viña San Pedro Tarapacá S.A. made during year 2018 and 2017 (decrease of ThCh$ 13,054,114 and ThCh$ 2,075,441, respectively).
-	Difference in purchase of shares of Sáenz Briones and Cía. S.A.I.C. carried out on April 16, July 13 and August 9, 2021 (decrease of ThCh$ 7,199,525).
-	Difference in purchase of shares of Viña San Pedro Tarapacá S.A. carried out on September 10 and October 4, 2021 (increase of ThCh$ 245,244).
-	Difference in purchase of shares of Viña San Pedro Tarapacá S.A. carried out on September 7, 2022 (increase of ThCh$ 102,625).
-	Difference in purchase of shares of Bebidas del Paraguay S.A. carried out on March 10, 2023 (decrease of ThCh$ 908,438).
-	Record of the Put option agreement to exercise the acquisition of the total shareholding in the subsidiaries Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A. made on March 16, 2023 (decrease of ThCh$ 28,554,669) (See Note 1 General Information, letter C, number (10)).
-	Difference from issuance of Aguas de Origen S.A. share premium on March 30, 2023 (increase of ThCh$ 148,443) (See Note 16 - Investments accounted for using equity method, number (3)).

Note 29 Non-controlling Interests

Non-controlling Interests are detailed as follows:

a.	Equity

Equity	As of December 31, 2023	As of December 31, 2022
	ThCh$	ThCh$
Viña San Pedro Tarapacá S.A. (1)	41,631,934	43,150,504
Bebidas del Paraguay S.A. (2)	17,482,168	20,023,827
Aguas CCU-Nestlé Chile S.A.	27,624,099	26,328,210
Cervecería Kunstmann S.A.	10,832,080	10,326,899
Compañía Pisquera de Chile S.A.	10,055,062	8,247,794
Sáenz Briones & Cía. S.A.I.C. (4)	–	13,000
Distribuidora del Paraguay S.A. (2)	1,954,734	4,285,213
D&D SpA. (3)	1,415,053	–
Bebidas Bolivianas BBO S.A.	6,211,874	6,723,233
Others	1,810,795	1,844,307
Total	119,017,799	120,942,987

(1)	See Note 1 - General information, letter C, number (3).
(2)	See Note 1 - General information, letter C, number (10).
(3)	See Note 1 - General information, letter C, number (12).
(4)	See Note 1 - General information, letter C, number (14).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

b.	Net income attributable to non-controlling interest

Result	For the years ended as of December 31,
	2023	2022	2021
	ThCh$	ThCh$	ThCh$
Aguas CCU-Nestlé Chile S.A.	9,428,103	6,876,759	8,447,312
Viña San Pedro Tarapacá S.A.	2,181,421	4,620,251	3,718,101
Cervecería Kunstmann S.A.	1,190,978	4,047,024	4,995,705
Compañía Pisquera de Chile S.A.	3,256,403	3,594,166	3,296,863
Sáenz Briones & Cía. S.A.I.C.	–	877	(105,325)
Distribuidora del Paraguay S.A.	(674,671)	(116,677)	(533,381)
Bebidas del Paraguay S.A.	547,873	682,236	1,251,770
D&D SpA.	324,466	–	–
Bebidas Bolivianas BBO S.A.	(3,462,444)	(2,342,555)	(1,380,829)
Others	(19,414)	(45,980)	197,734
Total	12,772,715	17,316,101	19,887,950

c.	The Summarized financial information of non-controlling interest is detailed as follows:

	As of December 31, 2023	As of December 31, 2022

	ThCh$	ThCh$
Assets and Liabilities
Current assets	725,627,672	850,558,512
Non-current assets	733,472,890	808,680,348
Current liabilities	409,331,274	552,903,418
Non-current liabilities	187,674,051	163,915,700

Dividends paid to noncontrolling interests	15,288,255	16,332,005

The main significant non-controlling interest is represented by Viña San Pedro Tarapacá S.A. with the following summarized financial information:

Assets and Liabilities	As of December 31, 2023	As of December 31, 2022

	ThCh$	ThCh$
Assets and Liabilities
Current assets	207,102,975	212,016,584
Non-current assets	226,340,932	231,348,818
Current liabilities	83,692,552	84,258,450
Non-current liabilities	77,620,530	77,049,859

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Result	For the years ended as of December 31,
	2023	2022	2021
	ThCh$	ThCh$	ThCh$
Net sales	252,825,495	296,349,893	261,620,065
Net income of year	14,259,053	29,949,719	22,407,528

Dividends paid by Viña San Pedro Tarapacá S.A. were ThCh$ 14,948,153, ThCh$ 17,906,526 and ThCh$ 11,167,838, as of December 31, 2023, 2022 and 2021, respectively.

Note 30 Nature of cost and expense

Operational cost and expenses grouped by nature are detailed as follows:

Costs and expenses by nature	For the years ended as of December 31,
	2023	2022	2021
	ThCh$	ThCh$	ThCh$
Direct cost	1,090,286,882	1,188,930,623	1,014,092,586
Personnel expense (1)	345,543,898	348,721,273	315,031,683
Transportation and distribution	332,820,614	379,499,418	328,884,421
Advertising and promotion	139,205,727	141,408,476	145,313,306
Depreciation and amortization	126,119,198	126,497,493	124,116,739
Materials and maintenance	75,253,468	75,247,644	65,544,522
Energy	36,071,907	56,131,568	36,943,054
Leases (2)	23,725,453	23,280,218	17,572,118
Others expenses (3)	147,665,534	145,571,745	128,141,441
Total	2,316,692,681	2,485,288,458	2,175,639,870

(1)	See Note 26 - Employee benefits.
(2)	Consists mainly of leases of real estate, machinery and equipment, which correspond to leases with remaining terms less than 12 months and/or with a value lower than US$ 5,000.
(3)	This mainly includes technical advisory services, auditing services, legal and representation expenses, among others.

Note 31 Other income by function

Other income by function is detailed as follows:

Others incomes by function	For the years ended as of December 31,
	2023	2022	2021
	ThCh$	ThCh$	ThCh$
Sales of fixed assets	853,594	923,035	416,296
Leases	357,838	693,976	299,412
Sale of glass and waste	1,126,636	1,400,115	701,496
Insurance claims recovery e Indemnities	165,979	183,505	157,441
Others (1)	1,915,742	2,084,035	10,233,794
Total	4,419,789	5,284,666	11,808,439

(1) This item includes mainly tour and event services, among others. In 2021, corresponds mainly to the effects of the early termination of the license agreement in Argentina of the "Budweiser" brand, signed between Compañía Cervecerías Unidas Argentina S.A. and Anheuser-Busch InBev S.A./N.V. in 2018. See Note 1 - General information, letter D).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Note 32 Other Gains (Losses)

Other gains (losses) items are detailed as follows:

Other gains (losses)	For the years ended as of December 31,
	2023	2022	2021
	ThCh$	ThCh$	ThCh$
Results derivative contracts (1)	(9,064,032)	(10,059,147)	8,867,110
Marketable securities to fair value	96,444	(111,708)	10,018
Impairment (2)	–	(2,190,491)	–
Others	(4,348,620)	(308,194)	713,322
Total	(13,316,208)	(12,669,540)	9,590,450

(1)	Under this concept there are ThCh$ 7,335,638 paid (net), ThCh$ 2,577,652 received (net), and ThCh$ 823,622 paid (net) as of December 31, 2023, 2022 and 2021 respectively, and these were recorded in the Consolidated Cash Flows Statement, under Operational activities, in line item Other cash movements.
(2)	See Note 14 - Non-current assets of disposal groups classified as held for sale, letter C).

Note 33 Financial results

The financial results composition is detailed as follows:

Financial results	For the years ended as of December 31,
	2023	2022	2021
	ThCh$	ThCh$	ThCh$
Finance income	39,402,492	22,870,538	14,263,669
Finance costs	(77,023,048)	(75,930,875)	(35,660,493)
Gains (losses) on exchange differences	(65,944,570)	(20,173,381)	(10,149,345)
Result as per adjustment units	(14,025,895)	1,198,565	2,529,298

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Note 34 Effects of changes in currency exchange rate

Current assets are denominated in the following currencies:

CURRENT ASSETS	As of December 31, 2023	As of December 31, 2022
	ThCh$	ThCh$
Current assets
Cash and cash equivalents	618,154,016	597,081,675
CLP	90,360,822	48,180,152
USD	499,873,696	522,994,678
Euros	1,516,762	555,639
ARS	19,758,284	19,317,028
UYU	2,635,618	1,170,848
PYG	2,147,017	2,681,005
BOB	1,069,435	682,394
Others currencies	792,382	1,499,931
Others financial assets	7,440,650	45,657,992
CLP	467,851	571,051
UF	3,844,154	33,280,356
USD	442,366	2,204,333
Euros	3,553	13,999
PYG	2,656,724	9,474,224
Others currencies	26,002	114,029
Others non-financial assets	29,674,705	22,037,741
CLP	13,939,522	8,946,880
UF	1,362,467	1,046,688
USD	2,041,504	227,457
Euros	3,206,787	402,194
ARS	8,344,924	10,895,290
UYU	144,716	98,026
PYG	445,094	319,079
BOB	164,498	101,953
Others currencies	25,193	174
Trade and other current receivables	446,486,753	445,263,536
CLP	291,883,346	282,373,941
UF	54,212	46,599
USD	43,734,334	48,418,379
Euros	8,114,465	9,337,050
ARS	77,006,575	82,631,131
UYU	6,514,410	6,786,253
PYG	13,996,752	11,971,053
BOB	2,856,786	1,800,775
Others currencies	2,325,873	1,898,355
Accounts receivable from related parties	9,040,528	6,204,099
CLP	7,827,338	5,798,542
UF	–	74,663
USD	13,136	15,333
Euros	115,166	309,593
ARS	1,084,888	–
PYG	–	5,968
Inventories	425,728,432	480,799,534
CLP	376,468,075	388,604,763
ARS	30,448,514	74,033,863
UYU	3,734,911	3,094,200
PYG	11,498,310	11,394,845
BOB	3,156,669	3,240,916
Others currencies	421,953	430,947
Biological assets	14,764,284	16,180,293
CLP	13,191,601	13,592,851
ARS	1,572,683	2,587,442
Current tax assets	28,786,247	46,707,525
CLP	22,123,418	43,022,629
USD	23,022	25,895
ARS	6,151,570	3,318,140
UYU	383,149	340,861
PYG	105,088	–
Non-current assets of disposal groups classified as held for sale	21,607,472	2,016,037
CLP	20,207,776	–
ARS	1,399,696	2,016,037
Total current assets	1,601,683,087	1,661,948,432

CLP	836,469,749	791,090,809
UF	5,260,833	34,448,306
USD	546,128,058	573,886,075
Euros	12,956,733	10,618,475
ARS	145,767,134	194,798,931
UYU	13,412,804	11,490,188
PYG	30,848,985	35,846,174
BOB	7,247,388	5,826,038
Others currencies	3,591,403	3,943,436
Total current assets by currencies	1,601,683,087	1,661,948,432

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Non-Current assets are denominated in the following currencies:

NON-CURRENT ASSETS	As of December 31, 2023	As of December 31, 2022
	ThCh$	ThCh$
Non-current assets
Others financial assets	29,981,745	37,054,245
UF	29,981,745	37,054,245
Trade and other non-current receivables	3,313,742	3,941,760
CLP	93,543	139,729
UF	2,207,319	2,112,696
USD	–	202,582
ARS	1,012,880	1,486,753
Others non-financial assets	12,311,027	12,613,444
CLP	7,502,550	4,284,734
USD	–	211,275
ARS	4,773,697	8,077,980
UYU	16,087	21,359
PYG	18,693	18,096
Accounts receivable from related parties	42,506	42,506
CLP	42,506	42,506
Investments accounted for using equity method	149,593,180	140,926,012
CLP	12,473,973	10,581,267
USD	863,171	813,896
ARS	9,694,302	23,691,159
Others currencies	126,561,734	105,839,690
Intangible assets other than goodwill	153,123,207	172,389,672
CLP	93,780,810	95,849,275
ARS	43,067,681	60,684,089
UYU	4,959,318	4,764,986
PYG	4,423,253	4,340,168
BOB	6,892,145	6,751,154
Goodwill	127,592,056	136,969,434
CLP	79,120,778	77,020,101
ARS	27,728,301	39,951,391
UYU	5,155,840	4,815,276
PYG	5,401,679	5,244,087
BOB	10,185,458	9,938,579
Property, plant and equipment (net)	1,273,987,695	1,356,846,302
CLP	990,106,233	981,724,263
ARS	219,700,188	313,564,279
UYU	14,989,123	13,783,515
PYG	22,799,672	22,161,082
BOB	26,379,198	25,613,163
Others currencies	13,281	–
Investment property	8,121,156	10,283,994
CLP	3,300,887	3,329,142
ARS	4,820,269	6,954,852
Right of use assets	35,745,221	34,865,971
CLP	2,365,647	3,022,298
UF	30,661,437	28,240,290
ARS	2,543,786	3,351,227
UYU	174,351	252,156
Deferred tax assets	28,451,658	27,197,207
CLP	24,961,135	25,155,733
USD	1,349,518	1,053,196
ARS	1,474,155	507,868
UYU	571,790	476,299
PYG	68,224	–
Others currencies	26,836	4,111
Total non-current assets	1,822,263,193	1,933,130,547

CLP	1,213,748,062	1,201,149,048
UF	62,850,501	67,407,231
USD	2,212,689	2,280,949
ARS	314,815,259	458,269,598
UYU	25,866,509	24,113,591
PYG	32,711,521	31,763,433
BOB	43,456,801	42,302,896
Others currencies	126,601,851	105,843,801
Total non-current assets by currencies	1,822,263,193	1,933,130,547

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Current liabilities are denominated in the following currencies:

CURRENT LIABILITIES	As of December 31, 2023		As of December 31, 2022
	Until 90 days	More the 91 days until 1 year	Until 90 days	More the 91 days until 1 year
	ThCh$	ThCh$	ThCh$	ThCh$
Current liabilities
Others financial liabilities	58,731,009	48,420,591	51,065,280	134,813,971
CLP	2,367,748	17,037,708	30,799,638	115,566,518
UF	3,242,883	28,374,241	6,938,634	17,071,828
USD	52,714,405	362,118	13,162,172	356,489
Euros	212,407	49,840	52,421	45,392
ARS	54,804	–	9,622	2,999
BOB	113,368	2,596,684	101,069	1,770,745
Others currencies	25,394	–	1,724	–
Current lease liabilities	2,084,679	5,057,681	2,527,052	6,593,564
CLP	81,801	96,742	174,057	182,644
UF	1,693,771	4,228,695	1,872,690	4,729,420
USD	159,760	445,300	383,857	1,449,899
Euros	10,764	32,291	28,744	28,744
ARS	103,598	181,762	40,403	120,954
UYU	34,985	72,891	27,301	81,903
Trade and other current payables	432,447,718	2,526,445	489,246,013	2,069,264
CLP	272,728,937	1,700,735	264,506,307	1,695,576
USD	48,552,262	307,940	64,107,427	163,433
Euros	10,018,064	88,592	9,891,227	155,643
ARS	84,199,465	–	131,951,490	–
UYU	3,941,952	–	3,659,296	–
PYG	8,050,252	21,859	10,166,030	54,612
BOB	4,833,519	407,319	4,781,160	–
Others currencies	123,267	–	183,076	–
Accounts payable to related parties	55,140,630	–	34,282,408	–
CLP	7,638,951	–	8,580,251	–
USD	4,045,747	–	3,028,054	–
Euros	34,075,498	–	22,434,625	–
ARS	9,229,527	–	–	–
PYG	1,131	–	154,153	–
BOB	91,998	–	860	–
Others currencies	57,778	–	84,465	–
Other current provisions	256,669	2,244,058	253,757	2,402,383
CLP	233,330	2,244,058	189,277	2,402,383
ARS	17,059	–	64,480	–
PYG	6,280	–	–	–
Current tax liabilities	4,486,182	5,452,482	8,331,308	732,766
CLP	4,114,496	2,819,345	7,704,034	732,766
ARS	–	2,618,385	548	–
UYU	371,686	–	375,649	–
PYG	–	–	251,077	–
Others currencies	–	14,752	–	–
Provisions for employee benefits	22,293,579	16,419,714	28,000,315	15,183,960
CLP	14,279,763	16,419,714	15,193,525	15,183,960
ARS	6,569,427	–	11,460,733	–
UYU	649,101	–	520,823	–
PYG	560,016	–	548,759	–
BOB	235,272	–	276,475	–
Others non-financial liabilities	906	31,920,291	758,076	20,892,303
CLP	–	30,980,829	–	20,293,201
ARS	906	939,462	758,076	599,102
Total current liabilities	575,441,372	112,041,262	614,464,209	182,688,211

CLP	301,445,026	71,299,131	327,147,089	156,057,048
UF	4,936,654	32,602,936	8,811,324	21,801,248
USD	105,472,174	1,115,358	80,681,510	1,969,821
Euros	44,316,733	170,723	32,407,017	229,779
ARS	100,174,786	3,739,609	144,285,352	723,055
UYU	4,997,724	72,891	4,583,069	81,903
PYG	8,617,679	21,859	11,120,019	54,612
BOB	5,274,157	3,004,003	5,159,564	1,770,745
Others currencies	206,439	14,752	269,265	–
Total current liabilities by currency	575,441,372	112,041,262	614,464,209	182,688,211

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Non-Current liabilities are denominated in the following currencies:

NON-CURRENT LIABILITIES	As of December 31, 2023			As of December 31, 2022
	Over 1 year to 3 years	More than 3 year until 5 years	More than 5 years	Over 1 year to 3 years	More than 3 year until 5 years	More than 5 years
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Non-current liabilities
Others financial liabilities	130,645,698	172,465,574	931,134,835	82,300,140	176,446,792	916,959,767
CLP	14,665,317	153,022,502	–	13,219,467	66,973,453	–
UF	111,452,973	14,513,423	404,617,370	66,687,314	105,742,207	402,430,310
USD	–	–	520,409,088	–	–	506,983,975
BOB	4,527,408	4,929,649	6,108,377	2,393,359	3,731,132	7,545,482
Non-current lease liabilities	9,302,901	4,340,104	20,418,734	9,122,405	3,144,217	19,039,930
CLP	–	–	–	30,814	–	–
UF	8,168,512	3,925,739	19,363,752	7,855,470	2,921,501	18,164,271
USD	797,652	325,315	1,011,076	966,569	203,634	875,659
ARS	260,266	89,050	43,906	132,171	–	–
UYU	76,471	–	–	137,381	19,082	–
Trade and other non-current payables	88,596	–	–	17,079	3,866	–
CLP	79,135	–	–	–	–	–
UF	9,461	–	–	17,079	3,866	–
Accounts payable to related companies	536,083	–	–	–	–	–
CLP	536,083	–	–	–	–	–
Other non- current provisions	–	193,900	23,672	–	181,075	198,883
ARS	–	26,226	23,672	–	181,075	44,475
UYU	–	167,674	–	–	–	154,408
Deferred tax liabilities	31,622,865	10,650,020	44,084,010	32,506,320	13,742,576	66,450,932
CLP	28,922,360	8,077,467	28,562,262	22,270,362	6,918,604	29,173,594
ARS	2,692,555	2,567,253	12,338,003	10,228,262	6,818,841	34,184,711
UYU	–	–	946,054	–	–	912,841
PYG	7,950	5,300	478,042	7,696	5,131	462,787
BOB	–	–	1,759,649	–	–	1,716,999
Provisions for employee benefits	738,964	–	38,847,404	813,533	–	41,029,991
CLP	–	–	36,897,268	–	–	38,213,999
ARS	–	–	1,950,136	–	–	2,815,992
BOB	738,964	–	–	813,533	–	–
Others non-financial liabilities	996,926	996,926	1,993,853	–	–	–
CLP	996,926	996,926	1,993,853	–	–	–
Total non-current liabilities	173,932,033	188,646,524	1,036,502,508	124,759,477	193,518,526	1,043,679,503

CLP	45,199,821	162,096,895	67,453,383	35,520,643	73,892,057	67,387,593
UF	119,630,946	18,439,162	423,981,122	74,559,863	108,667,574	420,594,581
USD	797,652	325,315	521,420,164	966,569	203,634	507,859,634
ARS	2,952,821	2,682,529	14,355,717	10,360,433	6,999,916	37,045,178
UYU	76,471	167,674	946,054	137,381	19,082	1,067,249
PYG	7,950	5,300	478,042	7,696	5,131	462,787
BOB	5,266,372	4,929,649	7,868,026	3,206,892	3,731,132	9,262,481
Total non-current liabilities by currency	173,932,033	188,646,524	1,036,502,508	124,759,477	193,518,526	1,043,679,503

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Note 35 Contingencies and Commitments

Services agreements

The total amount of the Company’s obligations with third parties relating to services agreements that cannot be terminated is detailed as follows:

Services agreements not to be terminated	As of December 31, 2023	As of December 31, 2022
	ThCh$	ThCh$
Within 1 year	79,375,436	89,490,342
Between 1 and 5 years	97,947,446	78,625,851
More than 5 years	–	5,911,139
Total	177,322,882	174,027,332

Purchase and supply agreements

The total amount of the Company’s obligations to third parties relating to purchase and supply agreements as of December 31, 2023 is detailed as follows:

Purchase and supply agreements	Purchase and supply agreements	Purchase and contract related to wine and grape
	ThCh$	ThCh$
Within 1 year	376,401,828	10,803,781
Between 1 and 5 years	942,784,763	5,952,153
More than 5 years	13,090,393	–
Total	1,332,276,984	16,755,934

Capital investment commitments

As of December 31, 2023 the Company had capital investment commitments related to Property, Plant and Equipment and Intangibles (software) for approximately ThCh$ 37,879,619.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

Trials and claim

Company	Court	Description	Status	Estimated accrued loss contingency
Cervecera CCU Chile Ltda.	Court of Appeal	Invoice collection	Appeal of sentence	ThCh$ 35,700
Transportes CCU Ltda.	Court of Appeal	Invoice collection	Appeal of sentence	ThCh$ 30,457
Transportes CCU Ltda.	Court of Appeal	Compensation for damages	Appeal of sentence	ThCh$ 72,000
Compañía Industrial Cervecera S.A.	Court of Appeal	Administrative claims of several municipalities for advertising and publicity fees.	Proceeding in administrative or judicial stage	US$ 20,000 (ThCh$ 17,542)

The Company and its subsidiaries have established provisions to allow for such contingencies for ThCh$ 325,331 and ThCh$ 496,302 as of December 31, 2023 and 2022, respectively (See Note 24 - Other provisions).

Tax processes

At the date of issue of these consolidated financial statements, there is no tax litigation that involves significant passive or taxes in claim different to mentioned in Note 25 - Income Tax.

Guarantees

As of December 31, 2023, CCU and its subsidiaries have not granted direct guarantees as part of their usual financing operations. However, indirect guarantees have been constituted, in the form of stand-by and general security product of financing. The main terms of the indirect guarantees constituted are detailed below:

-	The joint venture Central Cervecera de Colombia S.A.S. (CCC) maintains financial debt with local banks in Colombia, guaranteed by the subsidiary CCU Investments II SpA. through stand-by letters issued by Scotiabank Chile and they are within the financing policy framework approved by Board of Directors, according to the following detail:

Institution	Amount	Due date
Banco Colpatria	US$ 27,200,000	June 24, 2024
Banco Colpatria	US$ 4,000,000	July 19, 2024
Banco Colpatria	US$ 13,500,000	August 31, 2024
Banco Colpatria	US$ 4,289,340	September 6, 2024

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2023

-	The indirect associate Bodega San Isidro S.R.L. maintains financial debt with local bank in Peru, which is endorsed by the subsidiary Compañía Pisquera de Chile S.A. through a stand-by letter issued by the Banco del Estado de Chile, this is within the financing policy approved by the Board, and is detailed as follow:

Institution	Amount	Due date
Banco Crédito de Perú	US$ 2,600,000	December 20, 2024

-	Additionally, the Company presents the following guarantees:

a)	Through private instrument dated May 20, 2021, the Company undertakes to maintain a direct or indirect shareholding that allows it to control its Uruguayan subsidiary Milotur S.A., until whichever happens first of: (i) a period of 3 years from the date of the aforementioned document or (ii) the fulfillment by Milotur S.A. of all its obligations under the credit agreement or agreements that have been signed by it with Citigroup Inc., or one of its agencies, subsidiaries or related companies, for a total amount of up to UYU 30,000,000 (Uruguayan pesos) and up to US$ 1,000,000 in its equivalent in other currencies.

b)	The Company, through a private notarized document dated July 28, 2017, is required to maintain a direct or indirect participation of at least 50.1% of its subsidiary Compañía Pisquera de Chile S.A., allowing the Company to control its subsidiary during the period of validity of the bank loan with Banco del Estado de Chile for a total of
ThCh$ 16,000,000, maturing on July 27, 2027.

Note 36 Subsequent Events

a)	On February 20, 2024, according to the Put and Call Option Agreement entered into on 16 March, 2023 between the subsidiary CCU Inversiones II SpA. and Sudameris Bank S.A.E.C.A. (Sudameris), CCU S.A., through its subsidiaries CCU Inversiones II SpA. and CCU Inversiones S.A., have acquired from Sudameris all the shares held by the latter in Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A., for a value of USD 32,652,006 (equivalent to ThCh$ 31,549,348). Consequently, as of this date, the only shareholders of Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A. are CCU Inversiones II SpA. and CCU Inversiones S.A.

b)	The Consolidated Financial Statements of CCU S.A. and subsidiaries as of December 31, 2023 have been approved by the Board of Directors on February 27, 2024.

c)	After December 31, 2023 and up to the date of issue of these Consolidated Financial Statements, there are no other financial or other matters known that could significantly affect the interpretation of these Consolidated Financial Statements.

