Form 20-F
period 2024-12-31
UNITED BREWERIES CO INC
filed 2025-04-29
CIK 888746

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                 to _____________

Commission file number                       0-20486

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

YES ☐ NO ☒

Introduction

In this annual report on Form 20-F, all references to “we”, “us”, “Company” or “CCU” are to Compañía Cervecerías Unidas S.A., an open stock corporation (sociedad anónima abierta) organized under the laws of the Republic of Chile, and its consolidated subsidiaries. Our fiscal year ends on December 31st. The expression “last three years’’ means the years ended December 31, 2022, 2023 and 2024. Unless otherwise specified, all references to “U.S. dollars” “dollars” “USD” or “US$” are to United States dollars, references to “Chilean pesos” “pesos” “Ch$” or “CLP” are to Chilean pesos and references to “Argentine pesos” and “ARS” are to Argentine pesos. We prepare our consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards"). See the notes to our consolidated financial statements included in pages F-1 through F-141 of this annual report. We use the metric system of weights and measures in calculating our operating and other data. The United States equivalent units of the most common metric units used by us are as shown below:

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

These forward-looking statements are identified by the use of terms and phrases such as “anticipate”; “believes”; “could”; “expects”; “intends”; “may”; “plans”; “predicts”; “projects”; “will” and similar terms and phrases. We caution you that actual results could differ materially from those expected by us, depending on the outcome of certain factors, including, without limitation:

●	local, regional, national and international economic conditions, including the risks of a global recession or a recession in one or more of our key markets, and the impact they may have on us and our customers and our assessment of that impact;
●	the impact of the occurrence or resurgence of global or regional health events, such as the COVID-19 pandemic, and government measures aimed at limiting the spread of pathogens;
●	financial risks, such as interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, counterparty risk, sovereign risk, liquidity risk, inflation or deflation, including inability to achieve our optimal net debt level;
●	continued geopolitical instability, which may result in, among other things, economic and political sanctions and currency exchange rate volatility, and which may have a substantial impact on the economies of one or more of our key markets;
●	changes in government policies and currency controls;
●	continued availability of financing and our ability to achieve our targeted coverage and debt levels and terms, including the risk of constraints on financing in the event of a credit rating downgrade;
●	changes in applicable laws, regulations and taxes in jurisdictions in which we operate, including the laws and regulations governing our operations and changes to tax benefit programs, as well as actions or decisions of courts and regulators;

●	limitations on our ability to contain costs and expenses;
●	our expectations with respect to expansion plans, premium growth, accretion to reported earnings, working capital improvements and investment income or cash flow projections;
●	our ability to continue to introduce competitive new products and services on a timely, cost-effective basis;
●	the effects of competition and consolidation in the markets in which we operate, which may be influenced by regulation, deregulation or enforcement policies;
●	changes in consumer spending;
●	changes in pricing environments;
●	volatility in the prices of raw materials, commodities and energy;
●	supply chain constrains;
●	difficulties in maintaining relationships with employees;
●	regional or general changes in asset valuations;
●	greater than expected costs (including taxes) and expenses;
●	the risk of unexpected consequences resulting from acquisitions, joint ventures, strategic alliances, corporate reorganizations or divestiture plans, and our ability to successfully and cost-effectively implement these transactions and integrate the operations of businesses or other assets we have acquired;
●	natural and other disasters, including widespread health emergencies, cyberattacks and military conflict and political instability;
●	any inability to economically hedge certain risks;
●	inadequate impairment provisions and loss reserves;
●	delays in obtaining required licenses;
●	technological changes, threats to cybersecurity and the risk of loss or misuse of personal data;
●	political, social and economic developments in Chile, Argentina and other countries where we currently conduct business or may conduct business in the future, including other Latin American countries; and
●	other factors discussed under ITEM 3: Key Information – Risk Factors, ITEM 4: Information on the Company and ITEM 5: Operating and Financial Review and Prospects.

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

Our business, financial condition and results of operations could be materially and adversely affected if any of the risks described below occur. As a result, the market price of our common shares could decline, and you could lose all or part of your investment. This annual report also contains forward-looking statements that involve risks and uncertainties. See “Forward-Looking Statements.” The risks below are not the only ones that our Company faces. Additional risks not currently known to us or that we currently deem immaterial may also adversely affect us. The following risk factors have been grouped as follows:

A. Risks related to business processes

B. Risks related to legal and regulatory changes and non-compliance

C. Risks related to technology and innovation

D. Risks related to sustainability

E. Risks relating to our ADS’s

A. RISKS RELATED TO BUSINESS PROCESSES

A.1 Changes in the industry at a global, regional or local level, as well as the growth of the supermarket channel, could affect our profitability, results and market share.

In all the countries where the Company operates, it competes with local and global brands, especially in the beer and non-alcoholic categories. In the beer market, its main competition comes from the subsidiaries of Anheuser-Busch InBev SA/NV (ABI), the world's largest brewer, which has significant economies of scale in production and distribution. In Chile, we compete mainly with Cervecería Chile S.A., an ABI subsidiary, which has a distribution agreement with Embotelladora Andina S.A. and Embonor S.A., the main bottlers of products of The Coca-Cola Company.

In the non-alcoholic beverages category, we mainly compete with bottlers of products of The Coca-Cola Company: Embotelladora Andina S.A. and Embonor S.A. in Chile, Paraguay Refrescos S.A. in Paraguay, Montevideo Refrescos S.R.L. in Uruguay and Embotelladoras Bolivianas Unidas (EMBOL S.A.) in Bolivia.

The increase in competitive pressure, underpinned by the financial strength of our competitors, could potentially affect our sales and market share, ultimately resulting in a negative impact on profitability.

To face this competitive environment, CCU has innovation strategies to strengthen its sales and market share, which are supported by marketing campaigns, while at the same time developing projects to optimize the production and distribution chains to reduce costs and improve the operating margin.

Despite these efforts, CCU cannot guarantee that its competitors will not step up the aggressiveness of their strategy in the future, and so it continues to evaluate strategies to protect its market share and profitability.

Regarding the growth and consolidation of the supermarket industry in Chile, this industry is highly consolidated, which gives greater purchasing power to a few players. This consolidation could limit the Company's ability to negotiate favorable prices, negatively affecting its sales and profitability. In addition, it increases exposure to credit risk, as any of these large customers could default on their payment obligations to us.

The consequences could be a reduction in profitability, lower cash flow, decreased market share and increased credit risk if a significant customer fails to meet its payment obligations.

A.2 Our results could be affected if we are unable to maintain the image and quality of our products and a good relationship with our customers, consumers and licensees.

The image and quality of the Company's products are essential to its success and development. A potential quality problem could tarnish the reputation of the products and negatively affect revenues. It is crucial to ensure good customer service from the sales force and to adapt new launches and innovations to the needs and tastes of consumers. In addition, negative or inaccurate information on social networks could affect the Company's reputation.

The Company is committed to continuous monitoring and improvement in the areas of quality and safety of raw materials, supplies and other materials, always overseeing the safety of those who work in the Company, as well as the safety of consumers and protection of the environment during the production, packaging and distribution of products. The products produced and distributed by the Company are governed by the regulations in force in each country. The Company has obtained several noteworthy certifications, such as Hazard Analysis and Critical Control Points (HACCP), ISO 22000, FSSC 22000 and British Retail Consortium (BRC).

CCU operates under licenses that include specific conditions for renewal. The expiration or termination of these agreements could negatively impact certain operating segments. In 2024, approximately 72% of sales volume corresponded to own brands, which mitigates the risk of the potential impact of the loss of licensing agreements.

A.3 Fluctuations in the costs of raw materials and other inputs could negatively impact our profitability.

In order to produce the products it sells, the Company buys raw materials and other inputs such as malt, sugar, fruit pulp, rice, corn syrup, grapes, wine, carbonated soft drinks concentrates under license, hops, essences and alcohol (pisco, neutral and others), as well as packaging materials, from local producers or on the international market. The prices of these products are exposed to market volatility, determined by global supply and demand, variations in exchange rates, climatic and social events and geopolitical conflicts, over which the Company has no control.

Fluctuations in the costs of these raw materials and other inputs could negatively impact the Company's profitability.

A.4 The scarcity and availability of raw materials and critical inputs could negatively impact us.

The scarcity of raw materials and critical inputs, whether due to changes in consumption patterns, agricultural production, supply quality and availability or logistical problems, could affect the Company's supply chain and production levels, negatively impacting its results.

A.5 Health crises, pandemics or outbreaks of contagious diseases at a global or regional level could have a negative impact on our operations and financial position.

A health crisis, pandemic or outbreak of disease at a global or regional level could negatively impact the Company's operations and financial position. These types of events have the potential to disrupt normal operations, limit supply, production and distribution capacity and/or reduce demand for products. A prolonged period of economic uncertainty could materially affect the business, operating results, access to financing and overall financial position of the Company.

Prolonged restrictive measures to control an outbreak of disease or any adverse public health developments in target markets are likely to have a material adverse effect on business operations. The impact of a pandemic will depend on its evolution, including its duration and its impact on financial markets and consumer confidence, which cannot be predicted. The Company has contingency plans for the health and safety of its people and operational continuity, although there can be no assurance that these plans will be sufficient to prevent an impact on results and the financial position due to the nature, duration and scope of an event of this kind.

A.6 We are dependent on the political, social and economic conditions in the countries in which we operate, all of which can impact our operational results and financial position.

CCU's operating results and financial position depend to a large extent on the macroeconomic conditions of the markets in which it operates, being the most important ones Chile and Argentina. In fact, the Chile Operating segment accounted for 61.0% of total revenues in 2024, including the Others/Eliminations segment, which considers corporate expenses and revenues and eliminations of transactions between the different operating segments. Meanwhile, the International Business Operating segment, within which Argentina represents a significant share of operations (it also includes Bolivia, Paraguay and Uruguay), contributed 29.3% of total revenues, while the Wine Operating segment, which covers the domestic markets of Chile and Argentina and the export market, accounted for 9.7% of revenues. Due to this, the Company's results are closely linked to the performance of the Chilean and Argentine economies.

Chile:

The Chilean economy recorded average GDP growth of 2.0% per year from 2014 to 2024, with periods of slowdown during times of global crisis, such as in 2009 and 2020. In Chile, inflation has had material variations during some periods. For example, in 2022, it reached 12.8%, compared to an annual average of 4.6% from 2014 to 2024, affecting consumers' purchasing power and putting pressure on operating costs. Although inflation fell to 3.9% and 4.5% in 2023 and 2024, respectively, it cannot be guaranteed that it will remain at controlled levels, which could affect the Company's operating margins, especially when supply contracts are denominated in foreign currency or indexed to the consumer price index.

The restrictive monetary policies of the Central Bank of Chile, such as raising interest rates to control inflation, can also restrict access to credit and slow down economic growth, affecting the consumption of the Company's products. In addition, Chile's exposure, as an emerging economy, to international liquidity crises and fluctuations in capital markets can negatively impact the demand for products and the ability to access financing on favorable terms.

A downgrade in the credit rating of Chile's sovereign debt could have a negative impact on the Company's risk ratings, increasing financing costs and restricting access to capital markets. This risk is influenced by local macroeconomic conditions and the perception of the international financial environment.

Argentina:

CCU's operations in Argentina are exposed to a volatile legal and economic environment. Argentina has experienced recessions, high levels of inflation, currency devaluations and high interest rates at many periods in its history, and it was declared a hyperinflationary economy in 2018 and remains so to 2024. Also, since 2019, there have been exchange controls limiting the import of goods and the repatriation of dividends, affecting the financial flexibility of our subsidiaries. In addition, between 2020 and 2023, price control mechanisms were introduced on consumer goods, including beer, which reduced the profitability of our operations. Price controls were eliminated after the change of government at the end of 2023.

In April 2025, the Central Bank of Argentina announced an agreement with the International Monetary Fund (“IMF”), which includes a comprehensive financing package and a new regulatory framework. This announcement is part of a transition to exchange rate flexibility and the gradual removal of exchange controls. Among other measures announced, it was established that cash dividend repatriations for non-residents will no longer be subject to prior authorization from the Central Bank of Argentina for income derived from audited financial statements for fiscal periods ending in 2025 and thereafter. Additionally , a new BOPREAL (which stands for Bonos para la Reconstrucción de una Argentina Libre, in Spanish) program was introduced to address unpaid imports as of December 2023, as well as dividend repatriations for accumulated earnings from 2019 to 2024. BOPREAL are USD-denominated bonds issued by the Central Bank of Argentina to enable importers of goods and services to settle unpaid commercial debt accumulated due to past foreign exchange restrictions.

Changes in the economic environment and regulations in the countries we operate may impact CCU's financial planning and profitability.

CCU faces financial risks stemming from external factors, such as changes in sovereign credit ratings and fluctuations in exchange rates, which can affect its financial and operational standing. A downgrade in the credit rating of Chile's sovereign debt could have a negative impact on the Company's risk ratings, increasing financing costs and restricting access to capital markets. This risk is influenced by local macroeconomic conditions and the perception of the international financial environment.

A large share of the prices of the raw materials and other inputs used are denominated in currencies other than the legal tender of the countries where we operate. Exchange rate fluctuations can increase production costs and reduce profit margins.

CCU maintains a conservative financial profile, with adequate liquidity indicators and a policy of diversification of financing sources, which allows access to debt markets under competitive conditions. This is also supported by favorable risk ratings both locally ('AA+' from Fitch Chile and ICR) and internationally ('BBB' negative outlook; and 'BBB+' stable outlook from Standard & Poor's and Fitch Ratings, respectively).

A.7 We may not be able to recruit, hire or retain critical personnel.

The departure or high turnover of key employees can negatively affect the continuity of operations, as well as the execution of strategies and innovation in the Company. The loss of key talent can also result in the loss of knowledge and experience, which could weaken the Company's competitiveness.

To mitigate this risk, the Company has defined processes for effective retention and recruitment. This includes offering competitive compensation packages, professional development opportunities, a good working environment and reward programs. In addition, the Company has processes in place to foster an organizational culture that motivates employees, ensuring that they feel engaged and valued.

Regarding internal talent, the Company follows defined processes to identify and develop this talent, providing training and development opportunities to prepare employees for key roles. Open communication and continuous feedback are an essential part of the Company's culture and are part of the performance evaluation process. They are also an invaluable tool in understanding and addressing the needs and concerns of personnel, thus contributing to their satisfaction and engagement.

A.8 Changes in people's lifestyles and consumption habits could impact our business and its results.

The COVID-19 pandemic and other events have led to changes in people's lifestyles and spending habits and have accelerated the digital revolution. These changes have influenced consumer preferences and therefore consumption, which means that the Company has to be constantly innovating in order to respond to changing consumer demands.

B. RISKS RELATED TO CHANGES IN AND NON-COMPLIANCE WITH LAWS AND REGULATIONS

B.1 Risks related to free competition in all the markets where we operate and changes in the applicable regulations could affect our results.

CCU faces antitrust risks due to its position in the markets where it operates. In Chile, where the Company is a market leader, it has been sued by a competitor for alleged abuse of a dominant position in the on-premise beer market. The Antitrust Court (Tribunal de Defensa de la Libre Competencia or TDLC) has not issued a ruling yet. Furthermore, following a legal action brought by the Office of the National Economic Prosecutor (Fiscalía Nacional Económica or FNE) alleging anti-competitive practices, the Antitrust Court approved a settlement agreement whereby CCU made commitments to facilitate the participation of micro craft brewers at points of sale such as hotels, restaurants, bars and clubs.

Failure to comply with these commitments, or an unfavorable ruling, could result in significant financial penalties and costs associated with adjusting commercial conditions, affecting profit margins. In addition, the reputational impact could result in decreased preference among customers and business partners.

In the other countries where the Company operates, the main risk is the possibility of competitors with a high market share abusing their dominant position, which could result in barriers to entry, a loss of market share and less favorable commercial conditions, affecting income and competitiveness.

B.2 Potential changes in tax law, changes in corporate and other taxes and specific regulations in the markets where we operate could have a negative impact on our results.

CCU's businesses are subject to various tax obligations in the countries where it operates, including, among others, income taxes and specific taxes on alcoholic and non-alcoholic beverages. An increase in tax rates, the creation of new taxes or changes in the regulations of the taxes, could negatively impact sales and profitability.

In October 2024, in Chile, Law No. 21,713 (also known as the Tax Compliance Law) was enacted, amending the Tax Code. It established regulations to combat informality, evasion, avoidance and organized crime and granted greater powers to supervisory bodies.

B.3 Risk of changes in labeling and advertising regulations.

Regulations on the labeling and advertising of alcoholic beverages and other food products in the markets where CCU operates are constantly changing. In Chile, Law No. 21,363 established restrictions on the advertising and labeling of alcoholic beverages, with requirements such as warnings about alcohol consumption, restrictions on advertising during certain hours and limitations on advertising at sporting events. In addition, there are currently bills being drafted that propose including more nutritional information and warnings on products.

These regulatory changes could impact the marketing strategy and reduce the consumption of alcoholic and non-alcoholic beverages.

B.4 Risks of non-compliance with regulations could affect the profitability and results of our businesses.

Failure to comply with applicable standards, laws and/or regulations could affect the profitability and business results of the Company. Operating in various jurisdictions involves compliance with a wide range of regulations, ranging from labor and environmental regulations to tax and consumer protection laws. Failure to comply with these regulations can result in sanctions, fines, litigation and reputational damage, which could have a negative impact on profitability and operating results.

The Company has implemented a robust regulatory compliance system that includes policies, procedures and internal controls that seek to ensure compliance with applicable regulations.

B.5 New environmental regulations could affect our businesses.

CCU operations are subject to a rigorous and constantly evolving environmental regulatory framework at the national and international level. This framework sets out regulations on key issues such as emissions from a range of sources, waste management, the storage of hazardous materials, biodiversity and water management, as well as other activities inherent to our industry.

Regarding waste management, in Chile, Law No. 20,920 on Extended Producer Responsibility (EPR) established progressive targets for the collection and recovery of packaging, beginning in September 2023, and our subsidiaries actively participate in ReSimple, the first collective management system approved by the authorities.

Furthermore, Law No. 21,368, known as the “PUSU Law”, which regulates the use of single-use plastics and plastic bottles, established that by 2025 disposable plastic bottles in Chile must contain at least 15% locally collected and recycled plastic, progressively increasing this percentage to 70% by 2060. To prepare for these challenges, the Company built the CirCCUlar Recycling Plant, which currently produces recycled resin from plastic collected in Chile, strengthening our supply chain with our own and third-party material and reaffirming our commitment to sustainable innovation and regulatory compliance. Likewise, in accordance with the provisions of the aforementioned law, beverage retailers must offer returnable options and supermarkets must allocate 30% of their display cases to these formats starting in February 2026.

With regard to water rights, the 2022 reform of the Water Code introduced a system of temporary water use rights with penalties for non-use, and it gave greater authority to the General Water Directorate in the event of water scarcity. It also established more stringent criteria for the environmental assessment of projects with water components, taking into account the effects of climate change. Likewise, the Framework Law on Climate Change of 2022 set the goal of greenhouse gas emissions neutrality by 2050 and promoted stricter environmental management measures, including national, regional and community plans for climate change adaptation and mitigation, as well as guidelines issued by the Ministry of the Environment for the evaluation of synergies and monitoring of climate variables, which increases the regulatory complexity for new operations.

In September 2023, the Biodiversity Law was enacted in Chile, creating the Biodiversity Service, which is responsible for the conservation of the country's natural heritage. Its implementation will depend on regulations that are expected to be enacted in 2025.

Furthermore, Law No. 21,595 of 2023 on Economic Crimes introduced new types of environmental crimes, such as the illegal release of polluting substances, unauthorized water extraction, serious damage to the environment and the issuance of incomplete or false reports to environmental authorities. CCU has implemented additional protocols and safeguards to comply with these new requirements.

B.6 Changes in the labor market of the countries in which we operate could impact our margins and the results of our business.

Changes in the labor market in the countries where CCU operates could affect the margins and results of the business. In all the countries where the Company operates, it is exposed to fluctuations in the labor supply, increased demand for certain specialties and changes in labor legislation. In April 2023, the law on the reduction of working hours was enacted in Chile, and it will be progressively implemented over a maximum period of five years (started in April 2023). In March 2025, Law No. 21,735 was enacted in Chile, reforming the pension system. Such law establishes a new employer contribution of 7% of taxable income, which will be added to the existing employer contribution. It will start gradually at 1% of taxable income in August 2025. This increase will be completed in a period of 9 years, with the possibility of extending it to 11 years subject to subsequent evaluation. In Argentina, high inflation rates and union pressure have led to a continuous increase in wage costs, which may eventually increase operating costs and affect profitability.

C. RISKS RELATED TO TECHNOLOGY AND INNOVATION

C.1 Inadequate digital and process transformation could impact our profitability, our results and our ability to operate in the future.

A delayed or ineffective digital and process transformation could negatively impact profitability, operating results and CCU's ability to maintain its competitiveness in the long term. Digital transformation is key to improve operational efficiency and to optimize processes, but a lack of investment in technology, resistance to change on the part of employees or the poor implementation of new tools and systems could lead to inefficiencies, higher operational costs and missed business opportunities. These challenges can result in delays in the execution of strategic projects, operational disruptions and limitations in responding quickly to market demands.

C.2 We are exposed to the risk of a cyberattack affecting our information platforms, which could lead to an interruption of our business.

The increasing digitalization of operations has increased dependence on data networks, information technology (IT) and operational technology (OT) systems, exposing CCU to the risk of cyberattacks. These incidents can lead to disruptions in production, distribution and sales processes, as well as financial losses, exposure of sensitive data and damage to reputation and customer confidence.

A successful cyberattack can result in a loss of income due to the interruption of operations, as well as an increase in the costs associated with restoring systems and implementing recovery measures.

As the Company previously disclosed, on September 25, 2024, the Company experienced a cybersecurity incident that affected certain of its IT systems related to sales and distribution areas. Since then, the Company has resolved the incident through containment, eradication, and recovery measures, including undertaking a comprehensive digital forensic analysis (See ITEM 16K: Cybersecurity).

C.3 Risk to customer data security.

The risk to customer data security includes the possibility of unauthorized access, loss or theft of sensitive information, which can result in regulatory sanctions, loss of customer confidence, damage to the Company's reputation and significant costs incurred in responding to incidents and taking corrective measures. The likelihood of this occurring depends on the effectiveness of current security measures, the sophistication of the threats and the training of personnel.

D. RISKS RELATED TO SUSTAINABILITY

D.1 The company operates in regions exposed to natural disasters, where an extraordinary event could have a negative effect on our operations and financial position.

The Company operates in regions exposed to natural disasters, where an extraordinary event could have a significant negative impact on our operations and financial position. Although insurance coverage is in line with internal policies and market standards, in the event of extraordinary events, insurance may be insufficient to cover some losses.

Currently, we have comprehensive insurance coverage, including coverage for breakdown of machinery, losses due to business interruption, earthquakes and fires for all assets in all the countries in which we operate. However, the policies are subject to deductibles and coverage limits that, despite being in line with market standards, may be insufficient to cover some losses. Furthermore, the insurance market is cyclical, and catastrophic events could change market conditions, causing increases in the cost of premiums and deductibles or, in exceptional cases, the inability to obtain coverage for factors unrelated to the business.

D.2 Our ability to operate could be affected if we do not maintain good relationships with the communities in the areas where we operate.

The Company's ability to operate could be affected if a good relationship is not maintained with the communities in the areas where it operates. Operations depend on the support and acceptance of local communities. If positive relationships are not built, there could be opposition, protests or legal actions that could disrupt operations and damage the Company's reputation.

D.3 Water availability and quality could negatively impact our business.

Water availability and quality could negatively impact the Company's business. Water is an essential component for the production of our products and the irrigation of our fields. A failure in the water supply, regulatory changes that limit the use of this resource, water scarcity due to climate change or contamination of water sources could negatively affect sales and increase costs, impacting profitability.

The Company has processes, policies and procedures in place to optimize industrial water consumption and reduce the impact of operations on the environment. Since 2010, it has implemented an Environmental Vision that establishes targets for reducing water consumption in operations. The Company has also renewed its commitment in the new Sustainability Strategy through its 2030 Environmental Vision. In particular, with regard to water balance, the Company is committed to continuing to optimize water consumption per hectoliter produced.

E. RISKS RELATING TO OUR ADSs

E1. We are controlled by one majority shareholder, whose interests may differ from those of holders of our ADSs, and this shareholder may take actions that adversely affect the value of a holder’s ADSs or common stock.

As of December 31, 2024, Inversiones y Rentas S.A. (IRSA) a Chilean closely held corporation, directly and indirectly owned 65.87% of our shares of common stock. Accordingly, IRSA has the power to control the election of most members of our board of directors and its interests may differ from those of the holders of our ADSs. IRSA also has significant influence in determining the outcome of any corporate transaction submitted to our shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets and going-private transactions. In addition, actions by IRSA with respect to the disposal of the shares of common stock that it owns, or the perception that such actions may occur, may adversely affect the trading prices of our ADSs or common stock.

E2. Chilean economic policies, currency fluctuations, exchange controls and currency devaluations may adversely affect the price of our ADSs.

The Chilean government’s economic policies and any future changes in the value of the CLP relative to the USD could adversely affect the USD value and the return on any investment in our ADSs. The CLP has been subject to nominal depreciations and appreciations in the past and may be subject to fluctuations in the future. For example, when comparing the average exchange rates for each period, the Chilean peso depreciated 12.8% in 2020, while it appreciated 4.2% in 2021, depreciated 14.9% in 2022, appreciated 3.8% in 2023 and depreciated 12.5% in 2024. When comparing the exchange rate as of the end of each period, the Chilean peso appreciated 5.0% in 2020, and depreciated 18.8%, 1.3% and 13.6% in 2022, 2023 and 2024, respectively.

While our ADSs trade in USD, Chilean trading in the shares of our common stock underlying our ADSs is conducted in CLP. Cash distributions to be received by the depositary for the shares of our common stock underlying our ADSs will be denominated in CLP. The depositary will translate any CLP received by it to USD at the then-prevailing exchange rate with the purpose of making dividend and other distribution payments on the ADSs. If the value of the CLP declines relative to the USD, the value of our ADSs and any distributions to holders of our ADSs received from the depositary may be adversely affected. (See ITEM 8: Financial Information – A. Consolidated Statements and Other Financial Information – Dividend Policy and Dividends).

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

E4. Holders of our ADSs may be subject to certain risks since holders of our ADSs do not hold shares of our common stock directly.

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

E5. The right of a holder of our ADSs to force us to purchase the underlying shares of our common stock pursuant to Chilean corporate law upon the occurrence of certain events may be limited.

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

E6. In the past, Chile has imposed controls on foreign investment and repatriation of investments that affected investments in, and earnings from, our ADSs.

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

E7. Preemptive rights to purchase additional shares of our common stock may be unavailable to holders of our ADSs in certain circumstances and, as a result, their ownership interest in our Company may be diluted.

The Ley sobre Sociedades Anónimas No. 18,046 (the “Chilean Corporations Act”), and its ordinance (Reglamento de Sociedades Anónimas), require us, whenever we issue new shares for cash, to grant preemptive rights to all holders of shares of our common stock, including shares of our common stock represented by ADSs, giving those holders the right to purchase a sufficient number of shares to maintain their existing ownership percentage. We may not be able to offer shares to holders of our ADSs pursuant to preemptive rights granted to our shareholders in connection with any future issuance of shares unless a registration statement under the Securities Act is effective with respect to those rights and shares, or an exemption from the registration requirements of the Securities Act is available.

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

To the extent that a holder of our ADSs is unable to exercise their preemptive rights because a registration statement has not been filed, the depositary will attempt to sell the holder’s preemptive rights and distribute the net proceeds of the sale, net of the depositary’s fees and expenses, to the holder, provided that a secondary market for those rights exists and a premium can be recognized over the cost of the sale. A secondary market for the sale of preemptive rights can be expected to develop if the subscription price of the shares of our common stock upon exercise of the rights is below the prevailing market price of the shares of our common stock. Nonetheless, we cannot assure you that a secondary market in preemptive rights will develop in connection with any future issuance of shares of our common stock or that if a market develops, a premium can be recognized on their sale. Amounts received in exchange for the sale or assignment of preemptive rights relating to shares of our common stock will be taxable in Chile and in the United States. (See ITEM 10: Additional Information – E. Taxation – Chilean Tax Considerations – Capital Gains and – United States Federal Income Tax Considerations – Taxation of Capital Gains). If the rights cannot be sold, they will expire and a holder of our ADSs will not realize any value from the grant of the preemptive rights. In either case, the equity interest of a holder of our ADSs in the U.S. will be diluted proportionately.

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

We are subject to a full range of governmental regulation and supervision generally applicable to companies engaged in business in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. These regulations include labor laws, social security laws, public health, consumer protection and environmental laws, securities laws, and antitrust laws. In addition, regulations exist to ensure health and safety conditions in facilities for the production and distribution of beverages and snack products.

Our principal executive offices are located at Avenida Vitacura No. 2670, 23rd floor, Santiago, Chile. Our telephone number in Santiago is (56-2) 2427-3000, and our website is www.ccu.cl. Our authorized representative in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711, USA, telephone number (302) 738-6680 and fax number (302) 738-7210. The information on our website is not incorporated by reference into this document. The SEC maintains a website at http://www.sec.gov/ that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Form 20-F reports and the other information submitted by us to the SEC may be accessed through this website.

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

Prior to November 1994, we independently produced, bottled and distributed carbonated and non-carbonated soft drinks in Chile. In November 1994, we merged our soft drink and mineral water businesses with the one owned by Buenos Aires Embotelladora S.A. (“BAESA”) in Chile (PepsiCo’s bottler in Chile at that time) creating Embotelladoras Chilenas Unidas S.A. (“ECUSA”) for the production, bottling, distribution and commercialization of soft drink and mineral water products in Chile. Through ECUSA, we began producing PepsiCo brands under license. We have had control of ECUSA since January 1998, when the shareholders agreement was amended. On November 29, 1999, we purchased 45% of ECUSA’s shares owned by BAESA for approximately CLP 54,118 million. We currently own 99.98% of ECUSA’s shares. In January 2001, ECUSA and Schweppes Holdings Ltd. signed an agreement to continue bottling Crush and Canada Dry brands. (See ITEM 4: B. Business Overview – Production and Marketing – Chile Operating segment).

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

In November 2000, we became joint owners (50% each) with Malterías Unidas S.A. (currently Maltexco S.A.) of Cervecería Austral S.A. (“Cervecería Austral”), a Chilean company located in the city of Punta Arenas that produces, sells and distributes Austral beer in Chile. Additionally, Cervecera CCU Chile Limitada (“Cervecería CCU”) has a two-year renewable license agreement, subject to compliance with the conditions established in the agreement, for the production of Austral Lager beer, returnable liter containers and kegs in Chile and a distribution agreement for the sale and marketing of all Austral products in Chile, with the exception of the Magallanes Region, where selling and distribution is carried out by Comercial Patagona Ltda., a subsidiary of Cervecería Austral.

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

In December 2006, we signed a joint venture agreement with Watt’s S.A. (“Watt’s”), a local food related company, under which, as of January 30, 2007, we participate in equal parts in Promarca S.A. (“Promarca”). This new company owns, among others, the brands “Watt’s”, “Watt’s Ice Frut”, “Yogu Yogu” and “Shake a Shake” in Chile. Promarca granted both of its shareholders (New Ecusa S.A., a former subsidiary of ECUSA, which in 2019merged into ECUSA, and Watt’s Dos S.A., a subsidiary of Watt’s S.A.), for an indefinite period, the exclusive licenses for the production and sale of the different product categories.

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

In December 2010, CICSA acquired equity interests in Saénz Briones y Cía. S.A.I.C. and Sidra La Victoria S.A. Through this transaction, CICSA became the controlling shareholder of these companies. These companies own the assets used in the production, packaging and marketing of cider and other spirits businesses in Argentina, which are marketed through several brands, the most important cider and spirits brands are Real, La Victoria, Saénz Briones, 1888 and in spirits, El Abuelo. In 2015, Sidra La Victoria S.A. merged with and into Saénz Briones y Cía S.A.I.C. Further, on November 11, 2024, the merger of Saénz Briones y Cía S.A.I.C with and into CICSA was finally approved by local authorities, with retroactive effect as of May 1, 2023.

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

In September 2012, CCU acquired 100% of the shares of the Uruguayan companies Milotur S.A. (“Milotur”), Marzurel S.A. (“Marzurel”) and Coralina S.A. (“Coralina”) and, indirectly of Andrimar S.A. (“Andrimar”), a wholly-owned subsidiary of Milotur. These companies own the assets of a business developed in Uruguay that engages in the production and commercialization of mineral and flavored bottled water under the Nativa brand, and carbonated soft drinks under the Nix brand. Milotur also commercializes Schneider and Heineken beer brands, the latter due to an amendment to the trademark license agreement in force with Heineken Brouwerijen B.V. On November 12, 2024, CCU´s subsidiary CCU Inversiones II SpA, the sole shareholder of Coralina, sold its entire ownership to Mr. Friedrich Pershak. As a result, Coralina is no longer a CCU subsidiary.

In December 2012, Aguas CCU completed an acquisition of 51.01% of the company Manantial S.A. (“Manantial”), a Home and Office Delivery (“HOD”) business of purified water in bottles with the use of dispensers. The partnership enabled Aguas CCU to participate in a new business category. The shareholders agreement of Manantial included a call option to purchase the remaining shares.

On June 18, 2013, the extraordinary shareholders’ meeting approved the issuance of 51,000,000 of common shares which were registered in the “Superintendencia de Valores y Seguros” (“SVS”), currently “Comisión para el Mercado Financiero” (“CMF”), under No. 980 on July 23, 2013. On November 8, 2013 CCU successfully concluded this capital increase, the total number of shares issued pursuant to the capital increase having been subscribed and paid, raising a total amount of CLP 331,718,929,410. This capital increase was made in order to continue our expansion plan, which includes organic and inorganic growth in Chile and the surrounding region. Part of this capital increase was offered in the international markets, representing our third ADR offering.

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

In May 2014, CCU entered the Bolivian market through a partnership with Grupo Monasterio, acquiring 34% of Bebidas Bolivianas BBO S.A. (“BBO”). BBO produces and commercializes alcoholic and non-alcoholic beverages in Bolivia. CCU’s initial stake in BBO was 34%, which was obtained by a capital injection, and which contemplated the right of CCU to acquire additional interests that would enable it to own 51% of the shares of BBO in a second stage. This transaction also included contracts that allow BBO to operate CCU’s brands in Bolivia. The Company recorded this investment under joint ventures and associated companies. In 2014, BBO acquired Cordillera beer brand from SABMiller.

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

On August 16, 2017, CCU, through its subsidiary CCU Inversiones ll Ltda. (currently CCU Inversiones II SpA), acquired 50% of Zona Franca Central Cervecera S.A.S. (“ZF CC”), a company incorporated in Colombia in which CCU and Grupo Postobón are the sole shareholders in equal parts. The price of the transaction amounted to USD 10.2 million, equivalent to CLP 6.4 billion. Until November 2019, the main purpose of ZF CC was to act exclusively as an industrial user of one or more free-trade zones, providing toll manufacturing services to CCC, which was the company that produced, marketed and distributed beer and malt beverages. Since November 2019, ZF CC has been producing and selling to CCC, which continues to market and distribute our products.

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

On May 12, 2020, the subsidiary Bebidas del Paraguay S.A. acquired an additional 27% of the shares of the Paraguayan company Sajonia Brewing Company S.R.L. (currently Sajonia Brewing Company S.A.), reaching a participation of 78% of that aforementioned company. On July 1, 2020, our subsidiaries Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A. acquired the remaining non-controlling part of Sajonia Brewing Company S.A. by acquiring a participation of 21% and 1%, respectively, reaching a stake of 100% of the shares.

In June, 2020, Compañía Cervecerías Unidas S.A. placed corporate bonds in the Chilean Market in an aggregate amount of 6.5 million UF, of which Compañía Cervecerías Unidas S.A. placed 7-year bonds in an amount of 3 million UF and 10-year bonds in an amount of 2 million UF, with an interest rate of 0.85% and 1.20% per annum, respectively, while our subsidiary VSPT issued 5-year bonds in an amount of 1.5 million UF, with an interest rate of 0.5% per annum, reflecting the market’s confidence in CCU in the long term.

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

On March 24, 2021, IRSA acquired 5,780,000 shares of Compañía Cervecerías Unidas S.A. in Chile, equivalent to 1.56% of its share capital. Prior to such purchase, IRSA directly owned 53.16% of Compañía Cervecerías Unidas S.A.’s shares and had an indirect participation of 6.84% through its subsidiary Inversiones IRSA Limitada (amounting to a 61.56% direct and indirect ownership). Pursuant to Article 198 Section 5 of Law No. 18,045 (the “Chilean Capital Market Law”) and Circular No. 1,514 of the CMF, IRSA made a partial tender offer (“Tender Offer”) for the acquisition of up to 16,390,172 ordinary shares of Compañía Cervecerías Unidas S.A., including those in the form of ADSs, representing 4.44% of its share capital. The Tender Offer was conducted in Chile and the United States of America between May 19 and June 17, 2021, and during such period IRSA received tenders for 15,907,548 shares (including 4,884,800 shares represented by ADSs), representing approximately 4.31% of Compañía Cervecerías Unidas S.A.’s share capital. Consequently, following acceptance of the shares tendered pursuant to the Tender Offer, IRSA became the direct and indirect holder of 65.87% of Compañía Cervecerías Unidas S.A.’s shares.

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

In April 2022, Compañía Cervecerías Unidas S.A. issued and placed in the Chilean Market 10-year bonds in a principal amount of UF 2 million (equivalent to CLP 73,579 million as of December 31, 2023) maturing on March 15, 2032, with an interest rate of 3.20% per annum. Also, in December 2022, the Company issued 20-year bonds, for a total of UF 4 million (equivalent to CLP 147,157 million as of December 31, 2023) maturing on September 15, 2042. These bonds were placed with an interest rate of 2.72% per annum.

On April 28, 2022, CCU through its subsidiary, Compañía Cervecerías Unidas Argentina S.A. acquired 49% of the ownership of Aguas Danone de Argentina S.A. ("ADA"), accounted using the equity method, which includes the business of mineral waters, flavored waters and powdered juices with its brands Villavicencio, Villa del Sur, Levité, Ser and Brío. Also, on the same day, the subsidiary Compañía Cervecerías Unidas Argentina S.A., acquired 49,000 ordinary, nominative, non-endorsable shares of Aguas de Origen S.A. ("ADO"), reaching a 49% interest in this company. It should be noted that ADO, is the continuation of the business of Aguas Danone de Argentina S.A., which was effective as of December 1, 2022.

On November 30, 2022, we acquired from Holding Internationale De Boissons S.A.S. an additional 1% of the shares of ADO, thus reaching a 50% shareholding in this company.

In 2023 we integrated the water joint venture Aguas de Origen S.A. to the sales and distribution network of our subsidiaries in Argentina. This allowed us to develop the synergies inherent to our multi-category strategy.

In 2024 we consolidated Aguas de Origen S.A., which will continue to generate synergies for our operations in that country. This consolidation took place in July 2024, the date on which our subsidiary Compañía Cervecerías Unidas Argentina S.A. (CCU Argentina) exercised the stock option contained in the shareholders' agreement, which allowed it to acquire 8,471,349 shares, representing a 0.1% interest in Aguas de Origen S.A. Following such acquisition, as of the date of this report, CCU Argentina owns 50.1% of Aguas de Origen S.A.

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

In March 2023, CCU entered into irrevocable and definitive agreements with respect to Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A., which established the exit of the Cartes Group from said companies, and the incorporation of a new partner Sudameris Bank S.A.E.C.A. (“Sudameris”). By virtue of this, CCU, through its subsidiary CCU Inversiones II SpA, increased its shareholding in Bebidas del Paraguay S.A. from 50.005% to 55.007%, and in Distribuidora del Paraguay S.A. from 49.959% to 54.964%, with Sudameris Bank S.A.E.C.A. holding the remaining shares of both companies. Later, in February 2024, according to the Put and Call Option Agreement entered into on March 16, 2023 between CCU Inversiones II SpA and Sudameris, and due to the exercise of the Put option by Sudameris, CCU Inversiones II SpA and CCU Inversiones S.A., the latter also a subsidiary of CCU, have acquired all of the shares of Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A., owned by Sudameris.

On October 2024, the subsidiaries of Compañía Cervecerías Unidas S.A., CCU Inversiones II SpA and CCU Inversiones S.A., shareholders of Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A., entered into binding and definitive association agreements with Vierci Group, which holds the license of beverages and the distribution of snacks of PepsiCo in Paraguay, through its companies AV S.A. and AJ S.A. Calidad Ante Todo. As a result of these agreements, CCU holds 51% of the shares of AV S.A. and Distribuidora del Paraguay S.A. and, once all agreed-upon conditions have been met, will retain the 51% of the shares in Bebidas del Paraguay S.A. The remaining 49% of the shares of these companies will be under the ownership of the Vierci Group. Consequently, Paraguay becomes the second country where the PepsiCo license is part of CCU's brand portfolio, in addition to Chile. The Vierci Group, with 57 years of experience across various sectors, has its headquarters in Paraguay and develops its commercial activities in Paraguay, Brazil, Chile, Bolivia, Peru, Panama, Uruguay and the United States.

In May 2023, as part of our internationalization strategy, which seeks the growth and premiumization of our portfolio, VSPT Wine Group opened a sales office in Shanghai, China. In 2024, through our subsidiary CCU Inversiones S.A., we increased our controlling interest in Viña San Pedro Tarapacá S.A. by 0.47%, bringing our indirect ownership to 85.17%, and CCU’s total ownership to 85.15%.

Regarding sustainability initiatives, in October 2023 we celebrated our 5th Sustainability Summit, updating our Sustainability Strategy, which we named “Juntos por un Mejor Vivir”. This update includes 2 pillars: “Our Planet” and “Our People”, addressing 8 main topics. Under “Our Planet” we will cover Water Balance, Circular Vocation, Climate Challenge and Responsible Procurement as main challenges, while Under “Our People”, we will address “SER CCU” Experience, Passion for the Consumer, Conscious Consumption and Country Progress. All these 8 topics translate into 20 goals by 2030.

On December 29, 2023, Mr. Francisco Pérez takes over as chairman of the board of directors of CCU S.A., following the resignation of Mr. Andrónico Luksic, who was a member of the board of directors of CCU S.A. for more than 36 years.

In 2024 we elaborated the 2025 - 2027 Strategic Plan, in which we reaffirmed our three Strategic Pillars: Profitability, Growth and Sustainability. In Profitability, we have a series of initiatives to improve our margins, both in revenue management and in cost and expense efficiencies, supported by the implementation of new technological tools. In Growth, our focus will be on expanding the scale of our business and continuing to strengthen our regional presence and brand preference. In Sustainability, we will continue to work on our strategy “Juntos por un Mejor Vivir” and its two pillars, Planet and People.

As announced in 2023, in 2024 we consolidated our commitment with sustainability and circular economy by inaugurating the first plastic bottle-to-bottle Recycling Plant in Chile, which produces rPET (recycled polyethylene terephthalate) Recycled Resin, under the name "CirCCUlar". This plant uses state-of-the-art technology, consumes 100% certified renewable energy and reuses water from its processes, reducing its environmental impact, aligned with our sustainability goals and strategy. In addition, it is projected that by 2025 the plant will generate 15% of its energy consumption through solar panels. We estimate a production capacity of more than 18,000 tons of PET per year, allowing us to recycle 870 million bottles per year.

Capital Expenditures

The capital expenditure figures for the last three years disclosed below reconcile to the Consolidated Statements of Cash Flows.

Our capital expenditures for the last three years were CLP 203,603 million, CLP 129,448 million and CLP 160,086 million, respectively. In the three-year period, the amount of capital expenditures totaled CLP 495,332 million, of which CLP 383,091 million was invested in Chile and CLP 112,241 million outside Chile.

Our overall focus of our capital expenditures is to ensure that we have an adequate level of capacity for our operations, improve and optimize the distribution chain, replace returnable bottles and crates, and expand our commercial assets footprint (mainly refrigerators), while ensuring we keep investing in safety for employees, facilities (plants and logistics centers) and environmental initiatives and the integration of new operations, among others.

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

During 2023, 72% of our capital investments were allocated to our operations in Chile. The primary allocation of these investments was to increase our capacity in the Temuco and Santiago plants; by improving beer packaging lines. We also implemented a new packaging line (hot fill) at our CCU Renca plant, in Santiago. Additionally, at the CCU Renca plant, we began construction of the CirCCUlar plant. We began the investment in the Isla de Maipo plant as a premium wine location.

During 2024, 79% of our capital investments were allocated to our operations in Chile. The main objective of these investments was to optimize and improve our logistics operations, and we expanded the capacity of our Distribution Center in Temuco. We completed the construction and commissioning of our recycling plant (CirCCUlar) in Renca. We increased our spirits bottling capacity in Ovalle. We developed the second stage of specialization at the Isla de Maipo plant and continued with the replanting plan in our wine business. We began the development of our new sales system (Enlace), as well as the acceleration and strengthening of our cybersecurity master plan.

In Argentina, we executed the third stage of logistics capacity expansion at the Luján plant. All of this was done to support the needs of our businesses and continue our development in Chile and the region. We continue to invest to respond to market and consumer trends.

As part of the Company’s divestment plan, in 2024 we completed the sale of a portion of land in Chile, adjacent to our brewery plant in Santiago. Additionally, non-current assets held for sale as of December 2024 were CLP 2,952 million. (See Note 14 of our Audited Consolidated Financial Statements as of December 2024 included herein).

The financing of investments derives mainly from the operating cash flow generated by the Company, in addition to debt from the financial markets, always aiming to maintain a healthy financial profile.

The following table shows our primary capital expenditures for the period 2022-2024. (See ITEM 5: Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Capital Expenditures for the 2025-2028 period).

	2022	2023	2024
		(millions of CLP)
Chile	161,345	92,953	107,097
Abroad	42,258	36,495	52,990
Total	203,603	129,448	160,086

B.	Business Overview

1)	Summary

CCU is a multi-category beverage company with operations in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. CCU is one of the largest players in each one of the beverage categories in which it participates in Chile, including beer, soft drinks, mineral and bottled water, juice, wine, cider and pisco, among others. CCU is the second-largest brewer in Argentina and also participates in the cider, spirits and wine industries. Also, in Argentina, the Company participates in a joint venture with Danone in the mineral and flavored water business. In Uruguay and Paraguay, the Company is present in the beer, mineral and bottled water, soft drinks, wine, and juice categories. In Bolivia, CCU participates in the beer, water, soft drinks, juice and malt beverage categories. In Colombia, the Company participates in the beer and malt beverage industry. The Company’s principal licensing, distribution and / or joint venture agreements include Heineken Brouwerijen B.V., PepsiCo Inc., Seven-up International, Schweppes Holdings Limited, Société des Produits Nestlé S.A., Pernod Ricard Chile S.A., Promarca S.A. (Watt’s), Red Bull Panamá S.A. (currently Red Bull Chile SpA), Stokely Van Camp Inc., and Coors Brewing Company.

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

Over the last five years, our strategic priorities have evolved as follows:

In 2022, we launched our 2022-2024 Strategic Plan, which renewed our commitment to our three Strategic Pillars: Growth, Profitability and Sustainability. The Plan had five strategic goals: (1) promote growth in profits based on operating efficiency, synergies, scale optimization and brand loyalty; (2) give our personnel and organization the necessary competencies to adapt to new challenges; (3) continue to take care of our planet through the implementation of our 2030 Environmental Vision plan; (4) accelerate portfolio innovation; and (5) enhance the “CCU Transformation” program, which seeks to build efficiencies through key areas of the Company.

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

In 2024, we completed the execution of the regional “HerCCUles” plan. Likewise, during 2024 we prepared the 2025 - 2027 Strategic Plan, which has four Strategic Objectives based on our three Strategic Pillars: Profitability, Growth and Sustainability. The first Strategic Objective is to Improve operating margins; the second is to Capitalize on growth opportunities, expanding the scale of our business and strengthening our regional presence; the third is to Progress in “Juntos por un Mejor Vivir”, in its two pillars, Planet and People. Finally, all of the above is reflected in the Operating Segments, where the fourth Strategic Objective clearly defines the focuses, challenges and specific actions for each one, in order to achieve the goals established in the 2025 - 2027 Strategic Plan.

2)	Overview

Overview: Chile Operating segment

We estimate that our weighted volume market share for the Chile Operating segment was approximately 45.2%, 45.0% and 44.9% in 2022, 2023 and 2024, respectively. The calculation of the weighted average for past periods includes markets and industries that CCU entered at a later date. Weighted volume market share includes all categories in which CCU participates in the Chilean domestic market, excluding HOD, powder drinks and energy drinks, according to Nielsen figures.

We produce and sell alcoholic and non-alcoholic beverages in Chile. In the beer category, we carry a wide portfolio of products which includes premium, mainstream and convenience brands, which are primarily marketed under different proprietary brands and licensed brands. We are the exclusive producer and distributor of Heineken, Sol and Coors beer in Chile; as well as Edelweiss beer. Also we produce and distribute Kunstmann, Dolbek, Guayacan, Mahina, Szot, Volcanes del Sur, Polar Imperial, Patagonia and Austral beer in Chile via distribution or license agreements.

Our non-alcoholic beverages in Chile include carbonated soft drinks (both cola and non-cola), juices, sports and energy drinks, ice tea, and water, which include mineral, purified and flavored bottled water. These include both our proprietary brands and brands produced under license, from PepsiCo (carbonated soft drinks, non-carbonated soft drinks and energy drinks), Schweppes Holdings (carbonated soft drinks) and Promarca (juice and fruit-flavored beverages). In the energy drinks business, we are the exclusive distributor of Red Bull energy drinks in Chile. We also produce and distribute Gatorade, under license from Stokely Van Camp Inc. In addition, we also produce and distribute purified waters under license from Societé des Produits Nestlé S.A. and others, and distribute the imported brand Perrier. We also participate in the ready-to-mix category with instant powder drinks in a joint operation with Empresas Carozzi S.A.

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

As part of CCU’s innovation and digital transformation initiatives, we broadened our e-commerce sales channels through the launch of a modern online sales website in Chile during 2019, called “La Barra”, providing a new experience for consumers through home delivery of our portfolio. During 2024, through La Barra, we delivered products to over 66,455 households in Chile.

Plasco, a subsidiary of CCU, produces nearly all plastic caps and injected preforms we use to produce plastic bottles in the Chile Operating segment.

Overview: International Business Operating segment

We estimate that our weighted volume market share for the International Business Operating segment was approximately 18.1%, 17.1% and 18.7% in 2022, 2023 and 2024, respectively. It is worth mentioning that 2024’s market share includes our participation in plain and flavored water in Argentina for the full-year, from the consolidation of ADO, and the market share of the brands included in the association with the Vierci Group in Paraguay since we started consolidating this business, this is, since October 2024.

We produce and/or import, sell and distribute beer under proprietary brands and licensed brands in Argentina, Bolivia, Paraguay and Uruguay. We also produce, sell and distribute cider in Argentina.

In Argentina, we are the exclusive producer and distributor of Heineken, Amstel, Sol, Grolsch, Warsteiner and Miller beer brands; and the exclusive distributor of imported Kunstmann and Blue Moon beer brands. We export Imperial, Schneider, Heineken, Amstel, Warsteiner and Miller beer to Uruguay; and Heineken to Bolivia all from Argentina. Additionally, we have the license to distribute beer under the Heineken brand through our subsidiaries in Paraguay and Bolivia. Our non-alcoholic beverages in Argentina include mineral, purified and flavored bottled water through the brands Villavicencio, Villa del Sur, Levité, Ser and Brío.

In Uruguay, through our subsidiaries, we produce mineral water under the Nativa and Nix brands, carbonated soft drinks under Nix, juices under Watt's, and isotonic products under FullSport. We also distribute imported wines from VSPT (Misiones de Rengo, Finca La Celia, and Eugenio Bustos) and are licensed to distribute imported beers, including Heineken, Schneider, Imperial, Kuntsmann, Miller, Amstel, and Escudo Silver. In 2024 we incorporated the cider category with 1888 and Real brands produced in Argentina.

In Paraguay, through our subsidiaries, we produce and distribute juices under the brands Puro Sol; mineral and tonic water with La Fuente; carbonated soft drinks under the brands Pulp, Pepsi, Paso de los Toros, Miranda, 7up and Split; in isotonic beverages, the Gatorade brand; in energy drinks, the Rockstar and Red Bull. In snacks, we produce and distribute the brands Lays, Doritos, Cheetos, Fandango and Quaker, among others. Also, we have a license to produce and distribute juices under the Watt’s brand and a license to distribute beer under the Heineken, Amstel, Sol, Schin, Paulaner, Blue Moon and Kunstmann brands. We also have the license to import and distribute the isotonic beverage FullSport. In craft beers, we have the Sajonia brand and its varieties, which are produced locally.

In Bolivia, through our subsidiary BBO, we produce and distribute beer under the brands Real, Capital, Cordillera, Uyuni, Amstel and Schneider; and carbonated soft drinks under Mendocina, Sinalco and Malta Real. The latter is a soft drink with sugar based on malt, but without alcohol. We also participate in the water category under Mendocina and De la Sierra brands. In addition, through BBO, we sell and distribute Heineken, an imported beer brand.

In Argentina, Bolivia, Paraguay and Uruguay we use our own sales force, as well as third party distributors.

Overview: Wine Operating segment

VSPT produces and markets a full range of wine products for the Chilean and Argentine domestic markets and export markets, reaching over 80 countries. The weighted average volume market share was 19.9%, 20.0% and 18.4% in 2022, 2023 and 2024, respectively. The calculation of the weighted average for past periods includes markets and industries that CCU entered at a later date. In 2024, VSPT’s sales amounted to approximately 35.8% of total measured domestic industry sales by volume in Chile, according to Nielsen, and 11.5% of total Chilean wine export sales by volume, when excluding bulk wine, according to Wines of Chile Association.

VSPT’s primary vineyards are located in the main viticulture valleys in Chile, with production plants in the cities of Molina, Totihue, Isla de Maipo and also in Mendoza and San Juan, Argentina.

Overview: Joint Ventures and Associated Companies

CCU is an equal joint owner with Maltexco S.A. (former Malterías Unidas S.A.) of Cervecería Austral, a company that produces, sells and distributes Austral beer in Chile. Additionally, Cervecería CCU has a two-year renewable license agreement, subject to compliance with the conditions established in the agreement, for the production of Austral Lager beer, returnable liter containers and kegs in Chile and a distribution agreement for the sale and marketing of all Austral products in Chile, with the exception of the Magallanes Region, where selling and distribution is carried out by Comercial Patagona Ltda.

In Colombia, CCU participates in equal parts with Grupo Postobón in the ownership of Central Cervecera de Colombia S.A.S. (CCC) and Zona Franca Central Cervecera S.A.S. (ZFCC) for the production, marketing and distribution in Colombia of beer and malt-based non-alcoholic beverages. CCC has exclusive contracts to import, distribute and produce in Colombia of beers under the Heineken, Tecate and Sol brands, as well as Coors light, and for the production, marketing and distribution of the Miller Lite and Miller Genuine Draft brands. It also has its own brands of local beer Andina and Andina Light, Natumalta for non-alcoholic malt-based beverages, and Andina “Refajo”, a mixture of beer and soda. Under the current management model, ZFCC produces our products in the plant inaugurated in May 2019, which it sells to CCC for marketing and distribution. Under a similar model, Artesanos de Cervezas S.A.S., a subsidiary of CCC, produces the 3 Cordilleras brand, which is marketed and distributed by CCC.

In Argentina, on April 28, 2022, CCU through its subsidiary, Compañía Cervecerías Unidas Argentina S.A. acquired 49% of the ownership of Aguas Danone de Argentina S.A. ("ADA"), which operates in the mineral waters and flavored waters business through its brands Villavicencio, Villa del Sur, Levité, Ser and Brío. This transaction included share acquisition and capital contributions. Furthermore, on April 28, 2022, the subsidiary Compañía Cervecerías Unidas Argentina S.A., acquired 49% interest in Aguas de Origen S.A. ("ADO"). It should be noted that ADO is continuing the business of Aguas Danone de Argentina S.A. On November 30, 2022, our subsidiary Compañía Cervecerías Unidas Argentina S.A. acquired an additional 1% of the shares of ADO, reaching a 50% interest in this company. In July 2024, CCU acquired an additional 0.1% of ADO's shares, achieving majority ownership and consolidating the company's results.

3)	The Beverage Market[1]

The Beverage Market: Chile Operating segment

The Chilean beer industry had an estimated size of 1,090 million liters in 2024. The main packaging presentations are non-returnable aluminum cans, returnable and non-returnable glass bottles, while the predominant distribution channels are the off-premise channel, the latter mainly composed of liquor stores and convenience stores, and supermarkets.

The non-alcoholic beverages market in Chile consists of both carbonated and non-carbonated beverages. The principal types of carbonated beverages are colas, non-colas and carbonated mineral bottled water. The non-carbonated beverages are fruit juices, functional drinks and non-carbonated mineral, purified and flavored bottled water. The main packaging presentations for non-alcoholic categories are non-returnable and returnable plastic bottles. In 2024, the Chilean carbonated soft drink industry had an estimated size of 2,252 million liters; the water[2] industry had an estimated size of 866 million liters; the nectar and juices[3] industry had an estimated size of 362 million liters; and the functional drinks[4] industry had a size of 221 million liters.

The following table sets forth Nielsen estimates as to the percentage of total carbonated soft drinks sales in Chile, represented by each of the two principal categories of carbonated soft drinks during the last three years:

Type	2022	2023	2024
Colas	60%	61%	63%
Non-colas	40%	39%	37%
Total	100%	100%	100%

Traditionally, beer, wine and pisco have been the principal alcoholic beverages consumed in Chile. Pisco is a distilled wine spirit, produced in the regions of Atacama and Coquimbo in the north of Chile. The spirits[5] industry had an estimated size of 116 million liters in 2024.

[1]The source of the size of each industry is GlobalData: Quarterly Beverage Forecast, with the exception of the beer industry in Chile and Argentina, which corresponds to an internal estimate.

[2] Includes HOD, packaged water, flavored water and enhanced water.

[3] Includes Nectars, juices and still drinks.

[4] Includes Sports drinks, Energy drinks and Iced tea.

[5] Includes spirits and flavored alcoholic beverages (FABs)

The beverage excise taxes in Chile are as shown in the following table:

Category	Current Excise Tax
Beer	20.5%
Wine	20.5%
Spirits	31.5%
Sugar containing Softdrink(1)	18.0%
No sugar containing Softdrink(2)	10.0%
Flavored Water	10.0%
(1) more than 15 gr / 240 ml of sugar
(2) with 15 gr / 240 ml or less of sugar

The Beverage Market: International Business Operating segment

In Argentina, beer and wine have been the principal alcoholic beverages consumed in this country. In 2024, the Argentine beer industry had an estimated size of 1,598 million liters and the cider industry had an estimated size of 111 million liters. Regarding non-alcoholic categories, the water[6] industry has an estimated size of 4,989 million liters.

The following table shows current nominal Argentinean excise taxes:

Category	Current Excise Tax
Beer	14.0%
Whisky	26.0%
10% - 29% alcohol content	20.0%
30% or more alcohol content	26.0%
Wine - cider	0.0%
Flavored soft drinks, mineral water and juices	4.0% - 8.0%

In Uruguay, we participate in the beer and non-alcoholic beverages categories since our entrance to the market in 2012, with both proprietary and under license brands. Later, in 2019 we added wine into our portfolio. In 2024, the Uruguayan beer industry had an estimated size of 107 million liters; the wine[7] industry had an estimated size of 69 million liters; the carbonated soft drink industry had an estimated size of 353 million liters; the water[8] industry had an estimated size of 575 million liters; and the nectar and juices[9] industry had an estimated size of 37 million liters.

In Paraguay, we participate in the beer and non-alcoholic beverages categories since our entrance to the market in 2013, with both proprietary and under license brands. Later, in 2020 we added wine into our portfolio. In 2024, the Paraguayan beer industry had an estimated size of 349 million liters; the wine industry had an estimated size of 63 million liters; the carbonated soft drink industry had an estimated size of 632 million liters; the water6 industry had an estimated size of 488 million liters; and the nectar and juices6 industry had a size of 85 million liters.

In Bolivia, we participate in the beer and non-alcoholic beverages categories, with both proprietary and under license brands. Our operation in Bolivia is consolidated in our Income Statements since August 2018. In 2024, the Bolivian beer industry had an estimated size of 381 million liters; the carbonated soft drink industry had an estimated size of 1,359 million liters; and the water6 industry had an estimated size of 323 million liters.

[6] Includes HOD, packaged water, flavored water and enhanced water.

[7] Includes still wine, sparkling wine and fortified wine.

[8] Includes HOD, packaged water, flavored water and enhanced water.

[9] Includes Nectars, juices and still drinks.

The Beverage Market: Wine Operating segment

The Chilean wine[10] industry had an estimated size of 219 million liters in 2024. Wines in Chile can be segmented by product type. Chilean wineries produce and sell premium, varietal and popular-priced wines within the domestic market. Premium wines and many of the varietal wines are produced from high-quality grapes, aged and packaged in glass bottles. Popular-priced wines are usually produced using non-varietal grapes and are not aged. These products are generally sold in either cartons or jug packaging.

4)	Production and Marketing

Production and Marketing: Chile Operating segment

The production, marketing and sales of beverages in Chile generated net sales of CLP 1,673,349 million, CLP 1,758,971 million and CLP 1,829,244 million in 2022, 2023 and 2024, respectively, or 61.7%, 68.6% and 63.0%, of CCU’s consolidated Net sales in those years. Our sales by volume in Chile decreased 0.3% in 2024.

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

Our brands Cristal and Escudo are the best-selling proprietary parent beer brands in Chile. Other relevant proprietary parent brands are: Royal Guard and Royal Guard CER0,0°, our premium beer brand; Morenita, our dark beer brand; Dorada, our convenience brand; and Stones, a flavored sweetened beer with 2.5% alcohol content. From time to time, we introduce innovations and brand extensions to our most relevant brands. For example, during 2024 we launched Royal Guard APA (American Pale Ale) to further strengthen the brand´s variety offering. Escudo launched Escudo Maqui, a limited line extension variety with a touch of the red fruit flavor. Sol brand launched Sol Mixes, a new line of sweet low-alcohol beer (lower alcohol by volume, ABV) in two flavours: Mango Margarita and Spritz Frutos Rojos. Also, Patagonia launched its Patagonia Mixes Epicos in two flavours: Hoppy Lager plus Gin Tonic and Red Lager plus Whisky Honey. Additionally, Kunstmann relaunched its Non-Alcoholic beer, and added new varieties to its Limited Edition Experimental beers. Finally, Stones introduced its new Berries flavored beer.

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

[10] Includes still wine, sparkling wine and fortified wine.

The following table shows our proprietary parent beer brands, brands produced under license and brands imported under license for the Chilean Market:

Premium	Mainstream	Convenience
Royal Guard	Cristal	Dorada
Royal Guard Cer0,0°(2)	Cristal Cer0,0°(2)
Heineken(1)	Escudo
Heineken 0.0(2)(3)	Morenita
Heineken Silver(3)	Stones
Austral(1)(4)	Andes
Polar Imperial(1)	Bavaria
Kunstmann
D’olbek
Sol(1)
Coors(3)
Szot(4)
Guayacán(4)
Birra Moretti
Patagonia
Mahina
Edelweiss
Volcanes del Sur
(1) Produced under license.
(2) Non-alcoholic beer.
(3) Imported/Produced under license.
(4) Distribution contract.

Our beer products sold in Chile are bottled or packaged in returnable and non-returnable glass bottles, aluminum cans, non-returnable plastic bottles or stainless-steel kegs at our main production facilities in the Chilean cities of Santiago, Temuco, Valdivia, and Punta Arenas.

During the last three years we sold our beer products in Chile in the following containers:

Percentage of Total Beer Products Sold
Container	2022	2023	2024

Returnable (1)	13%	16%	16%
Non-returnable (2)	84%	81%	82%
Returnable kegs (3)	3%	3%	3%
Total	100%	100%	100%
(1) Returnable beer containers include glass bottles of various sizes.
(2) Non-returnable beer containers include glass bottles and aluminum cans, both of assorted sizes.
(3) Returnable kegs are stainless steel containers, which have a capacity of 20, 30 and 50 liters.

The following table sets forth our beer sales volume breakdown in Chile by category, for each of the last three years:

Category	2022	2023	2024
Premium	45%	44%	45%
Mainstream	53%	53%	52%
Convenience	2%	3%	3%
Total	100%	100%	100%

Our soft drinks include proprietary brands, in addition to brands produced under license from PepsiCo, Inc., Schweppes Holdings Ltd. and Promarca S.A., which are produced in four production plants (two located in Santiago, one in Temuco and one in Antofagasta).

Our subsidiary Aguas CCU produces, commercializes and distributes mineral, purified and flavored waters. We have two proprietary mineral water brands, Cachantun and Porvenir, which are bottled at their sources, located in Coinco (O’Higgins Region) and Casablanca (Valparaíso Region). We also commercialize Nestlé Pura Vida and Manantial, brands of purified water, Mas and Mas Woman, which are brands of flavored water. Aguas CCU also distributes the imported brand Perrier.

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

In August 2002, we began importing, selling and distributing Gatorade, a sports drink. In March 2006, a new franchise commitment letter and exclusive bottling appointment (“Gatorade Contracts”) were executed between ECUSA and Stokely Van-Camp, Inc., a subsidiary of PepsiCo, Inc., authorizing ECUSA to bottle, sell and distribute Gatorade products in Chile, for an initial term ending on March 31, 2010, automatically renewable for successive two or three-year periods if certain conditions set forth in the Gatorade Contracts were met. In October 2013, ECUSA and Stokely Van-Camp, Inc. entered into a Second Amendment to the Gatorade Contracts under which such Contracts were renewed for a period ending in December 2018, subject to automatic renewal for an additional period equal to the term of the Shareholders Agreement of Bebidas CCU-PepsiCo SpA (that is, 2043), upon satisfaction of certain conditions. Since said conditions were satisfied, the Gatorade Contracts were automatically renewed in December 2018 as stated above. Since October 2006, we have been producing Gatorade locally.

In November 2007, ECUSA signed an exclusive bottling agreement with Pepsi Lipton International Limited, authorizing ECUSA to produce, sell and distribute ready to drink tea beverages in Chile. This agreement was set to expire on March 31, 2020, however, on October 30, 2019, the parties extended its term until December 31, 2030.

The license agreement for juice products under the brand Watt’s, which granted us exclusive production rights, was first signed in June 1987 and originally had a 33-year term. In February 1999, a new license agreement was signed allowing us to produce new flavors and bottle Watt’s juices in non-returnable packaging (wide mouth glass and plastic bottles). A new license agreement between us and Watt’s S.A. was signed in July 2004. This new contract granted us a ten-year license renewable automatically for three consecutive periods of three years if the conditions set forth in the contract were fulfilled at the date of renewal. In December 2006, we signed a joint venture agreement with Watt’s S.A., under which, as of January 30, 2007, we participate in equal parts in Promarca S.A. This company owns the brands “Watt’s”, “Watt’s Ice Frut”, “Yogu Yogu”, “Shake a Shake” and “Frugo”, among others in Chile. Promarca S.A. granted both of its shareholders (New Ecusa S.A., a former subsidiary of ECUSA, which merged into ECUSA in 2019, and Watt’s Dos S.A., a subsidiary of Watt’s), for an indefinite period, the exclusive licenses for the production and sale of the different product categories.

Since December 2007, through our subsidiary Aguas CCU, we produce and sell the Nestlé Pura Vida brand in Chile under a license contract of the same date, with an initial term of five years, renewable for successive periods of five years if certain conditions are met. Since 2012, under the Manantial brand we carry out the business of home and office delivery of purified water in bottles with the use of dispensers (HOD).

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

In line with our multicategory business strategy, in November 2015, we entered the ready-to-mix category through a joint operation agreement with Carozzi, for the production, commercialization, and distribution of instant powder drinks under the brands Sprim, Fructus, Vivo and Caricia (currently only Vivo and Sprim are produced, commercialized and distributed). In December 2015 we started to distribute Red Bull in Chile. In line with our non-alcoholic beverage innovation initiative, we continue to strengthen Pepsi Zero (which launched late 2016 in the Chilean market), by increasing consumer interest through new packaging formats. From time to time, we and our partners introduce innovations and brand extensions to our most relevant brands.

In November 2022, through a license with PepsiCo we added in Chile the brand Rockstar, an energy drink with natural ingredients, to strengthen our position as a leader in the energy drink category. Rockstar is among the three best-selling energy brands in the world, with a presence in the United States, Canada, the United Kingdom.

The following table shows the non-alcoholic beverages parent brands produced and/or sold and distributed by us through our non-alcoholic subsidiary ECUSA during 2024:

Brand	Product Category	Ownership	Affiliation(1)
Bilz	Soft Drink, Non-Cola	Proprietary	CCU
Pap	Soft Drink, Non-Cola	Proprietary	CCU
Kem	Soft Drink, Non-Cola	Proprietary	CCU
Kem Xtreme	Soft Drink, Non-Cola	Proprietary	CCU
Nobis	Soft Drink, Non-Cola	Proprietary	CCU
Canada Dry Ginger Ale	Soft Drink, Non-Cola	Licensed	Schweppes
Canada Dry Agua Tónica	Soft Drink, Non-Cola	Licensed	Schweppes
Canada Dry Limón Soda	Soft Drink, Non-Cola	Licensed	Schweppes
Crush	Soft Drink, Non-Cola	Licensed	Schweppes
Pepsi	Soft Drink, Cola	Licensed	PepsiCo
Seven-Up	Soft Drink, Non-Cola	Licensed	PepsiCo
H2OH!	Soft Drink, Non-Cola	Licensed	PepsiCo
Lipton Ice Tea	Ice Tea	Licensed	PepsiCo
Mirinda	Soft Drink, Non-Cola	Licensed	PepsiCo
Gatorade	Isotonic	Licensed	PepsiCo
Gatorlit	Isotonic	Licensed	PepsiCo
Red Bull	Energy	Licensed	Red Bull
Frugo	Fruit-flavored beverage	Licensed	Promarca(1)
Watt’s	Juice	Licensed	Promarca(1)
Watt’s Selección	Juice	Licensed	Promarca(1)
Cachantun	Mineral Water	Proprietary	Aguas CCU
Mas	Flavored Water	Proprietary	Aguas CCU
Mas Woman	Flavored Water	Proprietary	Aguas CCU
Porvenir	Mineral Water	Proprietary	Aguas CCU
Perrier	Mineral Water	Licensed	Nestlé
Nestlé PuraVida	Purified Water	Licensed	Nestlé & others
Manantial	Purified Water	Proprietary	Manantial
Vivo	Ready-to-mix	Licensed	Carozzi
Sprim	Ready-to-mix	Proprietary	Bebidas Carozzi CCU
Rockstar	Energy	Licensed	PepsiCo
(1) CCU indirectly owns 50% of Promarca S.A. and 50.1% of Aguas CCU. ECUSA owns 50% of Bebidas Carozzi CCU. Aguas CCU and ECUSA own 99.08% and 0.92% of Manantial, respectively.

During the last three years, we sold our non-alcoholic beverage products in the following packaging formats:

	Soft drinks			Mineral, purified and flavored water
Container	2022	2023	2024	2022	2023	2024
Returnable(1)	9%	9%	10%	22%	22%	22%
Non-returnable(2)	89%	89%	88%	78%	78%	78%
“Post-Mix”(3)	2%	2%	2%	—	—	—
Total	100%	100%	100%	100%	100%	100%
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
(3) Post-mix cylinders are sold specifically to on premise locations for fountain machines.

The following table shows the sales mix of our non-alcoholic beverages by category during each of the last three years:

Category	2022	2023	2024
Carbonated soft drinks
Colas
Licensed	20%	22%	23%
Non-colas
Proprietary	29%	30%	29%
Licensed	20%	19%	19%
Non-carbonated soft drinks
Juices
Licensed	20%	19%	19%
Others(1)
Licensed	11%	10%	10%

Soft drinks total	100%	100%	100%
Mineral water
Proprietary	42%	41%	40%
Purified water
Licensed	14%	14%	15%
Flavored water
Proprietary	22%	22%	23%
HOD	22%	23%	22%
Total Bottled Water	100%	100%	100%
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

Production and Marketing: International Business Operating segment

Our International Business Operating segment generated Net sales of CLP 782,563 million, CLP 586,484 million and CLP 850,118 million in 2022, 2023 and 2024, respectively, representing 28.9%, 22.9% and 29.3%, of CCU’s consolidated Net sales in those years. The International Operating segment includes our operations in Argentina, Bolivia, Paraguay and Uruguay.

CCU, through its subsidiary CCU Argentina, owns and operates breweries located in the cities of Salta, Santa Fe and Luján. Our main beer brands include Schneider, Imperial, Palermo, Santa Fe, Salta, Bieckert and Córdoba and we hold exclusive license agreements for the production and commercialization of Miller, Heineken, Amstel and Sol. As of May of 2018, CCU Argentina’s brand portfolio also includes Isenbeck, Iguana and Norte, as well as the exclusive license agreements for the production and commercialization of Grolsch and Warsteiner, and no longer includes the license agreement for Budweiser. (See ITEM 4: Information on the Company – A. History and Development of the Company). CCU Argentina imports the Kunstmann and Blue Moon beer brands. Furthermore, CCU Argentina exports beer to several countries, mainly under the brands Schneider, Imperial and Heineken.

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

On April 20, 2018, Bebidas del Paraguay S.A. and Heineken Brouwerijen B.V. signed a Distribution Agreement which provides us with the exclusive rights to sell and distribute Sol beer in Paraguay, effective as of January 1, 2018. This agreement has an initial term of five years and will automatically be renewed for subsequent three-year periods unless any party gives notice of its decision not to renew, in which case the agreements will be in force until expiration of the first period or the respective subsequent period. On April 20, 2018, Bebidas del Paraguay S.A. and Heineken Brouwerijen B.V. signed a Trademark License Agreement and a Distribution Agreement which provides us with the exclusive rights to produce, sell and distribute Heineken beer in Paraguay. This agreement has an initial term of five years from May 1, 2018 and will be automatically renewed for subsequent three-year periods unless any party gives notice of its decision not to renew. Therefore, and as agreed on June 11, 2018, the Trademark License Agreement entered on November 28, 2012, by CICSA and Heineken Brouwerijen B.V. was terminated with retroactive effects as of April 30, 2018 and, in its place, Heineken Brouwerijen B.V. and CICSA entered into a supply agreement which provided CICSA the non-exclusive right to sell and supply Heineken Lager in the Paraguayan market to Bebidas del Paraguay S.A., for a period of five years beginning on April 30, 2018. On September 6, 2023 Bebidas del Paraguay S.A. and Heineken Brouwerijen B.V. entered into an Amendment to the Trade Mark License Agreement dated April 20, 2018 in order to include, the Heineken 0.0 and the Heineken Silver brands, with retroactive effect to August 1, 2023, and a provision that, absent prior agreement in writing between the parties to this agreement, the products subject to the agreement shall be purchased and acquired only from CICSA in Argentina and/or Cervecera CCU Chile Ltda. On November 1, 2019, Bebidas del Paraguay S.A. and Amstel Brouwerijen B.V. signed the Distribution Agreement which provides us with the exclusive rights to distribute Amstel beer in Paraguay, effective as of October 1, 2019. This agreement has an initial term of five years, and will be automatically renewed for subsequent three-year periods, unless any party gives notice of its decision not to renew, in which case the agreement will be in force until expiration of the first period or the respective subsequent period. Additionally, as of January 2023 Bebidas del Paraguay S.A. is Heineken Brouwerijen B.V. distributor of Schin beer in Paraguay.

On October 14, 2024, the subsidiaries of Compañía Cervecerías Unidas S.A., CCU Inversiones II SpA and CCU Inversiones S.A., shareholders of Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A., entered into binding and definitive association agreements with Vierci Group, which holds the license of beverages and the distribution of snacks of PepsiCo in Paraguay, through its companies AV S.A. and AJ S.A. Calidad Ante Todo. Consequently, Paraguay becomes the second country where the PepsiCo license is part of CCU's brand portfolio, in addition to Chile.

In 2013, we started exporting Heineken to Milotur, our subsidiary in Uruguay. On June 4, 2013, CICSA, Milotur and Heineken Brouwerijen B.V. signed a trademark license agreement that provides us with the exclusive rights to produce, sell and distribute Heineken beer in Uruguay, in force as of May 1, 2013. This agreement has an initial term of ten years, and automatically renews on January 1 of each year for a new period of ten years, unless any party gives notice of its decision not to renew, in which case the agreements will be in force until the last renewal period expires. In addition, we import Heineken, Schneider, Imperial, Miller, Amstel, Escudo Silver and Kunstmann beer for distribution in Uruguay. Also, we participate in the mineral water business with the Nativa and Nix brands, in soft drinks with the Nix brand, and in Watt’s branded juices and isotonic drinks with the Fullsport brand. We also distribute imported wines from VSPT (Misiones de Rengo, Finca La Celia, and Eugenio Bustos). In 2024 we incorporated the cider category with 1888 and Real brands produced in Argentina.

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

The license agreement between CCU Argentina and Anheuser-Busch LLC (See ITEM 4: Information on the Company – A. History and Development of the Company), which provided CCU Argentina with the exclusive right to produce, package, commercialize, sell and distribute Budweiser beer in Argentina and Uruguay, had an initial term of 20 years commencing in December 1995, which in March 2008 was extended to December 2025 (CCU and ABI agreed to the early termination of the license agreement for Uruguay in 2014). In 2010, the license agreement was modified due to regulatory reasons under the context of the merger between Anheuser-Busch LLC and InBev. As a result, certain contractual restrictions were released, and rights granted to Anheuser-Busch LLC waived, both in favor of CCU Argentina. On September 6, 2017, CCU and CCU Argentina reached an agreement with ABI for the early termination of the Budweiser license in Argentina, in exchange for a portfolio of brands (Isenbeck and Diosa, which were at the time owned by SAB Miller; and Báltica, Iguana, and Norte, which were owned by ABI), representing similar volumes to Budweiser in Argentina, plus a series of payments over a three-year period. On April 27, 2018, after receiving approval from Argentina’s antitrust regulators, CCU Argentina and ABI were legally obliged to close the transaction. As a result, on May 2, 2018, CCU Argentina and ABI (CCU Argentina and ABI, together identified as the “Parties”) executed a transaction (the “Transaction”), which included, among other matters: (i) the early termination of the Budweiser brand license agreement in Argentina, between the parties, and (ii) the transfer to CCU Argentina of the ownership of the Isenbeck, Diosa, Norte, Iguana and Báltica brands, as well as the transfer of the licenses for Argentina of the international brands Warsteiner and Grolsch. In order to achieve an orderly transition of the aforementioned brands, the Transaction provides that ABI will carry out the production and distribution of Iguana, Norte and Báltica on behalf of CCU Argentina, for a period of up to three years.

In August 2016, CICSA signed a license and distribution agreement with Coors Brewing Company to manufacture, package, commercialize and distribute the Miller brands in Argentina. We started to commercialize and distribute Miller Genuine Draft in April 2017, and to produce MGD in our own facilities as of May 2017.

CCU Argentina participates in the cider business, with the leading Real brand and other brands such as La Victoria and 1888. We also participate in the liquor business, under the El Abuelo brand, in addition to importing other liquors from Chile and distributing the wine brands Eugenio Bustos and La Celia. Since June 2019, we have added the Colon and Graffigna brands belonging to the Finca La Celia S.A. winery to our wine portfolio (Argentine subsidiary of subsidiary VSPT).

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

In 2018, the Company increased its stake from 34% to 51% in BBO. In Bolivia, CCU participates in the non-alcoholic beverages and beer business, with two plants located in the cities of Santa Cruz de la Sierra and Warnes. It also participates in the non-alcoholic beverage industry in the carbonated soft drinks segment through the brands Mendocina, Sinalco and Malta Real. The latter is a soft drink with sugar based on malt, but without alcohol. BBO, with Mendocina and De La Sierra, also participates in the water category. In beers, it has the brands Real, Capital, Cordillera, Uyuni, Amstel and Schneeider. In addition, sell and distribute Heineken, imported beer brands.

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

Through our subsidiary, Compañía Cervecerías Unidas Argentina S.A., we acquired 50.1% of the ownership of Aguas Danone de Argentina S.A., which is involved in the business of mineral waters and flavored waters through its brands Villavicencio, Villa del Sur, Levité, Ser and Brío. This acquisition, which does not consolidate operationally, is in line with our strategy of being a regional multi-category beverage company.

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
Bieckert
Miller Genuine Draft
Grolsch(1)
Warsteiner(1)
Blue Moon(2)
(1) Licensed.
(2) Imported.

The following table shows our proprietary parent beer, wine, cider, water and soft drinks brands, produced and/or imported under license for the market in Uruguay:

Brand	Product Category	Ownership	Affiliation

Heineken	Beer	Licensed(1)	Heineken Brouwerijen B.V.
Amstel	Beer	Licensed(1)	Heineken Brouwerijen B.V.
Schneider	Beer	Proprietary(1)	CCU
Kunstmann	Beer	Licensed(1)	CCU
Imperial	Beer	Proprietary(1)	CCU
Escudo Silver	Beer	Proprietary(1)	CCU
Miller	Beer	Licensed(1)	Coors Brewing Company
Misiones de Rengo	Wine	Proprietary(1)	CCU
Eugenio Bustos	Wine	Proprietary(1)	CCU
Finca La Celia	Wine	Proprietary(1)	CCU
Nix	Soft Drink	Proprietary	CCU
Watt´s	Juice	Licensed(2)	Promarca
Nativa	Water	Proprietary	CCU
Nix	Water	Proprietary	CCU
FullSport	Sport Drink	Proprietary	CCU
1888	Cider	Proprietary(1)	CCU
Real	Cider	Proprietary(1)	CCU
(1) Imported (2) CCU indirectly owns 50% of Promarca.

The following table shows our proprietary parent beer and soft drinks brands, produced and/or imported under license for the market in Paraguay:

Brand	Product Category	Ownership	Affiliation
Heineken	Beer	Licensed(1)	Heineken Brouwerijen B.V.
Amstel	Beer	Licensed(1)	Heineken Brouwerijen B.V.
Paulaner	Beer	Licensed(1)	Paulaner Brauerei GmbH &Co KG
Kunstmann	Beer	Licensed(1)	CCU
Sajonia	Beer	Proprietary	CCU
Sol	Beer	Licensed(1)	Heineken Brouwerijen B.V.
Blue Moon	Beer	Licensed(1)	Coors Brewing Company
Pulp	Soft Drink	Proprietary	CCU
Schin	Beer	Licensed(1)	Heineken Brouwerijen B.V.
Puro Sol	Juice	Proprietary	CCU
Watt´s	Juice	Licensed(2)	Promarca
La Fuente	Mineral Water	Proprietary	CCU
FullSport	Sport Drink	Proprietary(1)	CCU
Pepsi	Soft Drink	Licensed	PepsiCo del Paraguay S.R.L.
Pepsi Light	Soft Drink	Licensed	PepsiCo del Paraguay S.R.L.
Pepsi Max	Soft Drink	Licensed	PepsiCo del Paraguay S.R.L.
Pepsi Blue	Soft Drink	Licensed	PepsiCo del Paraguay S.R.L.
Pepsi Black,	Soft Drink	Licensed	PepsiCo del Paraguay S.R.L.
Mirinda	Soft Drink	Licensed	PepsiCo del Paraguay S.R.L.
Paso de los Toros	Soft Drink	Licensed	PepsiCo del Paraguay S.R.L.
Aquafina	Soft Drink	Licensed	PepsiCo del Paraguay S.R.L.
7up	Soft Drink	Licensed	PepsiCo del Paraguay S.R.L.
Split	Soft Drink	Licensed	PepsiCo del Paraguay S.R.L.
Gatorade	Isotonic	Licensed	PepsiCo del Paraguay S.R.L.
Rockstar	Energy	Licensed	PepsiCo del Paraguay S.R.L.
Lays	Snacks(3)	Licensed	PepsiCo del Paraguay S.R.L.
Doritos	Snacks(3)	Licensed	PepsiCo del Paraguay S.R.L.
Cheetos	Snacks(3)	Licensed	PepsiCo del Paraguay S.R.L.
Fandango	Snacks(3)	Licensed	PepsiCo del Paraguay S.R.L.
Quaker	Snacks(3)	Licensed	PepsiCo del Paraguay S.R.L.
Redbull	Energy	Licensed(1)	Red Bull Panamá S.A. y AJ S.A. Calidad Ante Todo

(1) Imported. (2) CCU indirectly owns 50% of Promarca. (3) For more information see Note 1 to our Audited Consolidated Financial Statements as of December 2024 included herein.

The following table shows our proprietary parent beer and non-alcoholic brands, produced and/or imported under license for the market in Bolivia:

Brand	Product	Category	Affiliation

Heineken	Beer	Licensed(1)	Heineken Brouwerijen B.V.
Amstel	Beer	Licensed(1)	Amstel Brouwerijen B.V.
Cordillera	Beer	Proprietary	CCU
Real	Beer	Proprietary	CCU
Capital	Beer	Proprietary	CCU
Uyuni	Beer	Proprietary	CCU
Schneider	Beer	Proprietary	CCU
Mendocina	Soft Drink	Proprietary	CCU
Sinalco	Soft Drink	Licensed	Sinalco
De la Sierra	Water	Proprietary	CCU
Mendocina	Water	Proprietary	CCU
Malta Real	Malta based beverage	Proprietary	CCU
(1) Imported.

The following table sets forth our beer sales volume in Argentina by category during each of the last three years, including exports to other countries:

Category	Argentina
	2022	2023	2024
Premium	36%	40%	37%
Mainstream	48%	46%	48%
Convenience	15%	14%	14%
Total	100%	100%	100%

Our beer products are bottled or packaged in returnable and non-returnable glass bottles, aluminum cans and stainless steel kegs at our production facilities. During the last three years, we sold our beer products in Argentina in the following packaging formats:

Container	Percentage of Total Beer Sales Volume in Argentina
	2022	2023	2024
Returnable (1)	44%	41%	48%
Non-returnable (2)	55%	58%	51%
Returnable kegs (3)	1%	1%	1%
Total	100%	100%	100%
(1) Returnable beer containers include glass bottles of various sizes.
(2) Non-returnable beer containers include glass bottles and aluminum cans, both of assorted sizes.
(3) Returnable kegs refer to stainless steel containers in assorted sizes.

Production and Marketing: Wine Operating segment

VSPT is one of Chile’s largest producers and distributors of wine in terms of sales volume and Net sales. Our Wine Operating segment generated Net sales of CLP 296,350 million, CLP 252,825 million and CLP 282,638 million in 2022, 2023 and 2024, respectively, or 10.9%, 9.9% and 9.7% of CCU’s consolidated Net sales in those years.

VSPT is composed of six different wineries in Chile and two in Argentina. Its main vineyards are located in Molina, approximately 200 kilometers south of Santiago. The VSPT estate in Molina is one of the largest single-site vineyards in Chile with an area of 1,057 hectares. As of December 31, 2024, VSPT’s vineyards covered an aggregate of 3,868 hectares in Chile, distributed among 12 different plantations. The winery also has 161 hectares under long-term leases. In Argentina, VSPT has another 722 planted hectares located in the province of Mendoza and San Juan.

The following table indicates the breakdown of Wine Operating segment’s volume in the domestic and export markets, including sales from FLC and Graffigna in Argentina:

	Chilean	Argentinean
Year	Domestic Volume		Export Volume (1)	Total Volume
	(in millions of liters)
2022	78	13	66	157
2023	71	8	56	135
2024	71	7	58	136
(1) Includes Argentinean operations but excludes bulk sales.

Viña San Pedro, Viña Tarapacá, Viña Leyda, Viña Santa Helena, Viña Misiones de Rengo, Viña Mar in Chile and Finca La Celia and Graffigna in Argentina, produce and market premium, varietal and popular-priced wines.

The principal brands are set forth below:

Brand		Icon	Premium	Varietal	Popular-Priced
Viña San Pedro	Altaïr	X
	Sideral	X
	Cabo de Hornos	X
	Kankana del Elqui	X
	Tierras Moradas	X
	1865 Selected Vineyard		X
	1865 Selected Blend		X
	1865 Selected Collection		X
	Castillo de Molina		X
	Épica		X
	Donnaluna		X
	35 South			X
	Urmeneta			X
	Gato Negro			X
	Gato				X
	Manquehuito				X
	San Pedro Exportación				X
	9Lives		X
	Ritmo		X
	B-Liv		X
	Tierra Rica		X
	Ö-61		X
Viña Tarapacá	Gran Reserva Etiqueta Azul	X
	Gran Reserva Etiqueta Negra		X
	Tarapacá Gran Reserva		X
	Gran Tarapacá			X
	Tarapacá Reserva		X
	Tarapacá Varietal			X
	León de Tarapacá			X
	Cosecha Tarapacá			X
Viña Santa Helena	Santa Helena Gran Reserva		X
	Santa Helena Reserva		X
	Santa Helena Varietal				X
	Santa Helena Gran Vino				X
	Santa Helena Dulce				X
Alpaca	Alpaca Orgánico		X
	Alpaca Premium		X
	Alpaca Varietal			X
Viña Misiones de Rengo	Misiones de Rengo Black		X
	Misiones de Rengo Cuvée		X
	Misiones de Rengo Reserva		X
	Misiones de Rengo Varietal			X
	Misiones de Rengo Espumante		X
	Misión		X
Viña Mar	Viña Mar		X	X
	Viña Mar Espumante		X
Viña Leyda	Leyda Lot	X
	Leyda Reserva		X
	Leyda Single Vineyard		X
	Leyda Espumante		X
La Celia	La Celia Supremo	X
	La Celia		X
	La Consulta		X
	La Finca			X
	Elixio			X
	Eugenio Bustos			X
Graffigna	Graffigna		X
	Graffigna GR		X
	Colón			X
	Colón Selecto			X

The following table presents our breakdown of total sales volume in thousands of liters by category of the Wine Operating segment during 2024:

	Chilean	Argentinean
Category	Domestic		Export (1)	Total
		(in thousands of liters)
Premium	9,700	1,130	6,636	17,466
Varietal	33,964	5,361	48,868	88,193
Popular-Priced	27,289	819	2,340	30,448
Bulk	—	—	820	820
Total	70,953	7,309	58,665	136,297
(1) Includes Argentinean operations and bulk wine.

Domestic Market. Our Chilean domestic wine is packaged in glass bottles, cans, cartons, and bag-in-box containers at VSPT’s production facilities in Molina and Isla de Maipo. The following chart shows our packaging mix for domestic wine sales volume for the last three years:

Container	Percentage of Total Domestic Wine Sales Volume in Chile
	2022	2023	2024
Carton	40%	45%	46%
Glass Bottles	60%	55%	54%
Bag-in-Box	—	—	—
Total	100%	100%	100%

Export Market. According to industry sources, exports of Chilean wine increased from approximately 311 million liters in 2001 to 779 million liters in 2024, at a compounded annual growth rate of 4.1%. During 2023 and 2024, Chilean wine exports reached 682 million liters and 779 million liters, respectively. We believe that Chilean wine exports have grown steadily due to their comparatively low prices and positive international image, as well as due to external factors, such as low wine production in the Northern Hemisphere in recent years.

VSPT exported from Chile 64 million liters of wine in 2022, 56 million liters of wine in 2023 and 59 million liters of wine in 2024. During 2024, VSPT exported wine to more than 90 countries worldwide. Exports accounted for net sales of CLP 150,163 million, CLP 116,184 million and CLP 133,519 million, in the last three years, respectively. In 2024, VSPT’s primary export markets included Japan, Brazil, Finland, Paraguay, Colombia, United States of America and Czech Republic.

Most exported wine is sold in glass bottles, except for a certain quantity of unbranded wine that is occasionally sold in bulk, as well as some wine that is sold in bag-in-box containers. The following chart shows our packaging mix for export Chilean wine sales volume in the last three years:

Container	Percentage of Total Export Wine Sales Volume from Chile
	2022	2023	2024
Glass Bottles	92%	89%	88%
Bulk	—	—	1%
Bag in box	8%	11%	11%
Total	100%	100%	100%

5)	Raw Materials and other Supplies

The main raw materials that we use are malt, sugar, fruit pulp, rice, corn syrup, grapes, wine, soft drink concentrates by license, hops, essences, alcohol, water and packaging material, mainly aluminum cans, glass and PET bottles, among others. The sugar and fruit pulps that we use are from local and international suppliers. We obtain our supply of malt mainly through long-term contracts with malt suppliers from several countries. Rice is sourced mainly from international suppliers.

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

Glass bottles used in our packaging are purchased from the main local glass suppliers. During 2024, all of our aluminum cans were purchased from global suppliers. We buy our labels, films and corrugated cartons mainly from local suppliers. The majority of our polyethylene terephthalate (“PET”) resins are imported from Asia. Bottles and injected preforms are produced by our subsidiary Plasco in Chile and other local suppliers in Argentina, Bolivia, Paraguay and Uruguay.

We maintain testing facilities at each of our plants and factories where raw materials are analyzed according to our standards. Additionally, the samples are analyzed at various stages of production to ensure product quality. For example, samples of Heineken beer are periodically sent to the Heineken facilities in The Netherlands to verify the quality of the product. Samples of Nestlé Pura Vida water are sent to Perrier in France, and samples of Pepsi are analyzed by PepsiCo either at our plants or at the point of sale. (See ITEM 4: Information on the Company – A. History and Development of the Company).

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

VSPT’s main raw and packaging materials are purchased and harvested grapes, purchased wine, glass bottles, carton containers, corks and cardboard boxes. VSPT obtained approximately 56.6% of the grapes used for export wines from our own vineyards during 2024. Of the wine sold in the domestic market, approximately 16.0% are grapes from our vineyards.

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

Comercial Patagona is a subsidiary of Cervecería Austral and, as of July 2002, is responsible for the sale and distribution of our products and those of Cervecería Austral in the Magallanes Region. Comercial Patagona reaches 1,234 points of sale.

We distribute our products throughout Chile to:

●	off-premise retail: small and medium-sized retail outlets, which in turn sell our products to consumers for take-out consumption;
●	on premise retail: retail establishments such as restaurants, hotels and bars for on-premises consumption;
●	wholesalers;
●	supermarket chains; and
●	e-commerce

In the last three years, the percentage mix of the above distribution channels for our products by sales volume in Chile was as follows:

	Percentage of Total Products Sold
Distribution Channels	2022	2023	2024
Off-premise retail	42%	40%	40%
On-premise retail	9%	9%	9%
Wholesalers	19%	20%	20%
Supermarkets	29%	30%	30%
E-Commerce	1%	1%	1%
Total	100%	100%	100%

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

Together with Comercial CCU, in all, we have a total sales force of 765 people, reaching 111,134 points of sale, related to the Chile Operating segment.

In 2019, as previously mentioned, we broadened our remote sales platforms through the launch of a modern e-commerce website in Chile, “La Barra”, reaching 66,455 households with our online portfolio in 2024 (www.labarra.cl).

None of our customers accounted for more than 2.5% of our total sales, with the exception of four large supermarket chains that represented in the aggregate 25.4% of our total sales. None of these supermarket chains individually represented more than 10.0% of our total sales.

Our customers make payment for our products either in cash or checks at the time of delivery or in accordance with one of several types of credit arrangements that we offer. Sales through credit arrangements accounted for 37.7%, 38.5% and 40.7% of our sales in Chile during 2022, 2023 and 2024, respectively. Losses on credit sales in Chile have not been significant.

Sales, Transportation and Distribution: International Business Operating segment

In Argentina, after production, bottling and packaging, our beer is either stored at the production facilities or transported to a network of seven distribution centers leased or owned by us.

As of December 31, 2024, we have the capacity to reach 215,750 points of sale in Argentina with our direct and indirect sales force. Approximately 65% of our beer in Argentina is sold and/or distributed through third-party sales and distribution chains. We have a direct sales force which sells our beer products to customers within San Juan, Mendoza, Córdoba, Santa Fé and Rosario, in addition to 82 regional and national supermarket chains throughout the country. None of our retail customers individually accounted for more than 5.7% of our total beer sales. In 2023, we revamped our route to market in the city of Buenos Aires in pursuit of greater efficiency and commercial growth. One significant change we made was transitioning from a direct sales model to a distributor-based scheme.

In 2023, we implemented the integration of the water joint venture ADO to the sales and distribution network of our subsidiaries in Argentina. This allowed us to develop the synergies inherent to our multi-category strategy in the region in the future.

In Argentina, though most beer is sold through wholesalers and distributors, we also sell our products to retailers and supermarket chains. In the last three years, the percentage mix of the above distribution channels for our beer products by sales volume in Argentina was as follows:

		Argentina
Distribution Channels	2022	2023	2024
Wholesalers/distributors	68%	65%	74%
Retailers	12%	10%	7%
Supermarkets	20%	25%	19%
Total	100%	100%	100%

In Uruguay our commercial distribution system reaches the whole country and all supermarkets. While supermarkets are served directly through a logistics operator, the rest of our clients are served through an indirect sales and distribution system.

In 2024, we maintained approximately 17,600 points of sale, the percentage mix of the distribution channels for our beer and non-alcoholic products by sales volume in Uruguay, in the last three years, was as follows:

		Uruguay
Distribution Channels	2022	2023	2024
Indirect	85%	78%	80%
Retailers	—	—	—
Supermarkets	15%	22%	20%
Total	100%	100%	100%

In Paraguay, we have six distribution centers and a direct sales force. Together with a network of distributors and wholesalers, we reach a total of 35,527 points of sale, which allows us to have national coverage with our products.

In the last three years, the percentage mix of the above distribution channels for our beer and non-alcoholic products by sales volume in Paraguay was as follows:

		Paraguay
Distribution Channels	2022	2023	2024
Indirect	7%	6%	7%
Retailers	72%	73%	67%
Supermarkets	21%	21%	26%
Total	100%	100%	100%

In Bolivia, we have three distribution centers and a direct sales force. We reach a total of 15,282 points of sale, which allows us to have national coverage with our products. The percentage mix of the above distribution channels for our beer and non-alcoholic products by sales volume in Bolivia was as follows:

		Bolivia
Distribution Channels	2022	2023	2024
Off-premise retail	26%	22%	20%
On-premise retail	7%	7%	6%
Wholesalers	61%	66%	70%
Supermarkets	6%	5%	4%
Total	100%	100%	100%

Our International Business segment customers make payments for our products either in cash or checks at the time of delivery or in accordance with one of several types of credit arrangements that we offer. Argentina, sales through credit arrangements accounted for 89% of total sales during 2022, 93% for 2023, and 94% of total sales during 2024. In Bolivia, sales through credit arrangements accounted for 13%, 26% and 30% of total sales during 2022, 2023 and 2024, respectively. In Uruguay, sales through credit arrangements accounted for 100% of total sales during 2022, 2023 and 2024. In Paraguay, sales through credit arrangements accounted for 46%, 46% and 45% of total sales during 2022, 2023 and 2024, respectively. Losses on sales through credit arrangements in the International Business segment have not been significant.

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

We distribute our wine products throughout Chile in the territories not covered by Comercial CCU or Comercial Patagona, with our own sales force, to:

●	off-premise retail: small and medium-sized retail outlets, which in turn sell wine to consumers for take-out consumption;
●	on premise retail: retail establishments such as restaurants, hotels and bars for on-premises consumption;
●	wholesalers;

●	supermarket chains; and
●	e-commerce

For the last three years, the percentage mix of the above distribution channels for our wine products by sales volume in Chile was as follows:

Distribution Channels	2022	2023	2024
Off-premise retail	33%	33%	32%
On-premise retail	5%	5%	6%
Wholesalers	26%	27%	27%
Supermarkets	36%	35%	34%
Total	100%	100%	100%

We reach a total of 29,677 points of sale with our dedicated sales force of 80 people, together with the sales force of Comercial CCU.

Export. VSPT has a presence in more than 90 countries. In order to increase its presence in the international market, VSPT has distribution agreements with key distributors, such as Solera in Sweden and Norway; Hartwall in Finland; Asahi in Japan; Interfood and EPICE in Brazil; and Delta Wines in The Netherlands. In Canada we have distribution agreements with LCBO, Phillipe Dandurand wines and Mark Anthony Group, in Korea with Keumyang and Hitejinro, as well as agreements with other distributors.

As part of our internationalization strategy, which seeks the growth and premiumization of our portfolio, VSPT Wine Group has commercial offices in the US, UK and China.

Our Wine Operating segment customers make payment for our products either in cash or checks at the time of delivery or in accordance with one of several types of credit arrangements that we offer. Sales through credit arrangements accounted for 78.3%, 75.4% and 78.8% of total sales during 2022, 2023 and 2024, respectively. Losses on credit sales have not been significant.

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

The following table shows our annual sales volume of beer, non-alcoholic beverages and spirits in Chile, excluding exports, by quarter in the last three years:

Seasonality Chile Operating segment

Year	Quarter	Sales Volume	% of Annual Sales Volume
		(millions of liters)

2022	1st quarter	672.1	29%
	2nd quarter	459.3	20%
	3rd quarter	530.1	23%
	4th quarter	677.2	29%
	Total	2,338.8	100%

2023	1st quarter	664.5	29%
	2nd quarter	481.8	21%
	3rd quarter	503.9	22%
	4th quarter	628.0	28%
	Total	2,278.1	100%

2024	1st quarter	658.8	29%
	2nd quarter	441.4	19%
	3rd quarter	512.7	23%
	4th quarter	657.8	29%
	Total	2,270.7	100%

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

The following table shows the annual sales volume for the International Business operating segment, including exports, during each quarter in the last three years:

Seasonality International Business Operating segment

Year	Quarter	Sales Volume	% of Annual Sales Volume
		(millions of liters)

2022	1st quarter	265.6	28%
	2nd quarter	160.2	17%
	3rd quarter	228.6	24%
	4th quarter	298.3	31%
	Total	952.7	100%

2023	1st quarter	244.1	27%
	2nd quarter	173.2	19%
	3rd quarter	218.7	24%
	4th quarter	273.6	30%
	Total	909.5	100%

2024	1st quarter	208.2	21%
	2nd quarter	126.0	13%
	3rd quarter[11]	251.7	26%
	4th quarter[12]	392.1	40%
	Total	978.0	100%

[11] In the 3rd quarter 2024 we started consolidating “Aguas de Origen” (ADO), our water business in Argentina. Isolating this consolidation, the percentage of the quarter 3rd quarter volumes over annual sales volumes reached 22%.

[12] In the 4th quarter 2024 we started consolidating our partnership with the Vierci Group (AV) in Paraguay. Isolating the consolidation of ADO and AV, the percentage of the 4th quarter volumes over annual sales volumes reached 33%.

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

The following table shows the annual sales volume for the Wine Operating segment during each quarter in the last three years:

Seasonality Wine Operating segment

Year	Quarter	Sales Volume	% of Annual Sales Volume
		(millions of liters)

2022	1st quarter	35.2	22%
	2nd quarter	41.1	26%
	3rd quarter	43.7	28%
	4th quarter	37.3	24%
	Total	157.3	100%

2023	1st quarter	28.9	26%
	2nd quarter	35.6	32%
	3rd quarter	36.1	33%
	4th quarter	34.0	25%
	Total	134.7	100%

2024	1st quarter	29.7	22%
	2nd quarter	35.6	26%
	3rd quarter	36.8	27%
	4th quarter	33.9	25%
	Total	136.1	100%

8)	Geographical Markets

Chile is our primary market in terms of sales, followed by Argentina. In 2022, 2023 and 2024, Chile represented 70%, 76% and 71%, respectively, of CCU’s consolidated Net sales, while Argentina, in the same time periods, represented 26%, 19% and 24%, respectively.

	Net Sales for the year
	2022	2023	2024
	(millions of CLP)
Chile(1)	1,896,472	1,960,180	2,048,580
Argentina(2)	700,322	479,816	696,006
Uruguay	28,962	34,750	36,577
Paraguay	65,639	70,348	92,498
Bolivia	20,040	20,462	30,906
Total	2,711,435	2,565,556	2,904,566
(1) Includes revenue from Net sales of the SSU and eliminations between geographical operations. In addition, includes Net sales of the Wine Operating segment.
(2) Includes revenue from Net sales from the subsidiaries Finca La Celia S.A. and Los Huemules S.R.L. which are presented in the Wine Operating segment and Chile Operating segment, respectively.

CCU’s net sales are primarily generated in the domestic beverage market in the countries in which we have operations in Latin America. In 2022, 2023 and 2024, the domestic market represented 94%, 95% and 95%, respectively, of CCU’s consolidated net sales in each of these years.

	Net Sales for the year
	2022	2023	2024
	(millions of CLP)
Domestic	2,559,607	2,448,914	2,770,814
Exports	151,828	116,642	133,752
Total	2,711,435	2,565,556	2,904,566

CCU’s Wine Operating segment exports wine from Chile and Argentina to over 90 countries around the world. The following table provides the distribution of Wine Operating segment’s exports in 2024 by market:

Market	Volume (1)	Percentage of Total Exports
	(thousands of liters)
Europe	16,284	28%
Latin America	17,430	30%
USA and Canada	5,211	9%
Asia and Oceania	18,402	32%
Others	545	1%
Total	57,845	100%
(1) Includes Argentinean operations, excludes bulk wine.

9)	Competition

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

Another relevant player in the beer market in Chile is Viña Concha y Toro S.A. (“Concha y Toro”), which imports Miller Genuine Draft and Estrella Damm from 2018. Concha y Toro also owns a majority stake in Southern Brewing Company, the brewer of Kross beer. Finally, in the beer market, we also compete with a large number of craft breweries, and distributors/importers of international beers.

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

The following chart shows estimates of our market share in the Chile Operating segment for the last three years:

Year	Chile Operating segment Volume market share (1)

2022	45.2%
2023	45.0%
2024	44.9%
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

In Argentina, in mineral waters, Cervecería y Maltería Quilmes S.A.I.C.A. y G, markets Nestlé waters under its brands Eco de los Andes and Glaciar, Nestlé Pureza Vital. Manaos participates in the market with the Villamanaos brand. Likewise, in mineral waters, The Coca-Cola Company in Argentina participates through its Smart Water, Bonaqua and Benedictino brands; in flavored waters, it markets the Aquarius brand. Meanwhile, Manaos participates with its brands Placer, Baggio and Baggio Fresh.

The following table shows estimates of the market share of our International Business Operating segment including beer in Argentina; beer, carbonated soft drinks, juices and nectars and mineral water in Uruguay; beer, carbonated soft drinks, juices and nectars and mineral water in Paraguay; and beer, malt and carbonated soft drinks in Bolivia:

Year	International Business Operating Segment Volume Market Share (1)

2022	18.1%
2023	17.1%
2024	18.7%
(1) Sources: Ernst and Young for Argentina for beer and Nielsen for plain and flavored water, the latter only for 2024’s market share as plain and flavored water are only included in the 2024 figure. ID Retail for Uruguay, CCR for Paraguay, Ciesmori for CSDs and Nielsen for beer and malt, in Bolivia.

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

The following table shows estimates of the volume market share of our Wine Operating segment in Chile (excluding bulk wine sales) for the last three years:

Year	Wine Operating segment Volume market share (1)

2022	19.9%
2023	20.0%
2024	18.4%
(1)	According to Nielsen figures for Chilean domestic wine and Viñas de Chile for export figures from Chile. The calculation of the weighted average for past periods includes markets and industries that CCU entered at a later date.

10)	Government Regulation

CCU S.A., as an open stock corporation, is regulated by the following regulations: Law No. 18,045 (the “Chilean Securities Market Act”); Law No. 18,046 on Corporations (the “Chilean Corporations Act”) and its Regulations contained in Supreme Decree No. 702 of the Ministry of Finance of 2011 and the regulations issued for this purpose by the CMF. In addition, CCU S.A., as an issuer of ADRs, which are currently traded on the NYSE, is subject, to the extent applicable, to the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and the regulations issued by the SEC and the NYSE.

CCU S.A., its subsidiaries and affiliated companies must comply with the standards applicable specifically to the activities and businesses carried out by each of them, the main ones being those indicated below for each segment:

Government Regulation in Chile

We are subject to the full range of governmental regulation and supervision generally applicable to companies engaged in business in Chile. These regulations include labor laws, social security laws, public health, consumer protection, environmental laws, securities laws, and antitrust laws. In addition, regulations exist to ensure healthy and safe conditions in facilities for the production, bottling, and distribution of beverages. (For a more detailed discussion of environmental laws, see ITEM 4: Information on the Company – E. Environmental Matters).

Regulations specifically concerning the production and distribution of “alcoholic beverages” are contained in Chilean Law No. 18,455 and its Ordinance, which set the standards for human consumption of such beverages, by minutely describing the different types of alcohol; the minimum requirements that must be met by each class of beverage; raw materials and additives that may be used in their manufacture; their packaging and the information that must be provided by their labels; and the procedure for their importation, among others.

Additional regulations concerning wine origin denominations are contained in Decree No. 464 of the Ministry of Agriculture, published on May 26, 1995, as amended, which also laid out the wine-growing regions and set rules regarding grape varieties, vintage year, labeling and selling requirements; and Law No. 20,089, which creates the National Certification System for Organic Agricultural Products, which establishes the conditions for the commercialization of products under the denomination of origin of organic or its equivalents. Additionally, Pisco origin denominations, also applicable to us, are regulated by Decree No. 521 published on May 27, 2000 by the Ministry of Agriculture, and likewise contains provisions relating to pisco producing regions, raw material standards, manufacturing procedures, packaging and labeling.

The large-scale production of alcoholic beverages does not need any licenses or permits other than those required for the general run of commercial and industrial enterprises engaged in the manufacture of consumer commodities.

According to Law No. 19,925 published in 2004, which amended and restated the Act on Sale and Consumption of Alcoholic Beverages (former Law No. 17,105), all establishments dealing in alcoholic beverages, whether wholesale or retail, require a special municipal license, the cost of which is fixed by the law and varies according to the nature of the outlet or point of sale (i.e. liquor store, tavern, restaurant, hotel, etc.). We are in possession of all licenses necessary for our wholesale operations.

Law No. 19,925 also set opening and closing hours; limited geographical areas for the sale of alcohol; reduced the maximum number of licenses to be granted by zones and population; increased criminal liability for selling alcohol to persons under eighteen years of age; and tightened the restrictions, imposing prison sentences and higher fines, among others, for violations formerly deemed lighter. One of its most important innovations was to forbid the sale of alcohol to minors at all outlets, and not just for on-premises drinking (the only exception retained is the case of children who are served meals when accompanied by their parents).

Alcoholic beverages are also subject to the provisions of Law No. 21,363 published on August 6, 2021, and its Regulations contained in Decree No. 98 of the Ministry of the Interior and Public Security of July 7, 2023, which established restrictions and warnings about the consumption of alcohol on labeling and promotional materials; the obligation to inform the amount of calories on labels; time restriction for TV and radio advertising and prohibited promotional activities or advertising of alcohol in relation to sport activities (which will become effective 36 months after the complementary regulation of the Law is published). This law and regulations could affect our alcoholic beverages portfolio and certain marketing activities.

Alcoholic beverages are subject to control by the Regional Ministerial Secretariat of Health (Seremi de Salud).and to the regulation of Servicio Agrícola y Ganadero (“SAG”).

The production, bottling and marketing of non-alcoholic beverages is subject to applicable sanitary legislation and regulations, particularly the Sanitary Code and the Food Ordinance (the Reglamento Sanitario de los Alimentos).

Non-alcoholic beverages are also subject to the provisions of Law No. 20,606 on Nutritional Composition of Food and Advertising enacted in 2012, Decree No. 13 of the Ministry of Health which was published on June 26, 2015, amending the Food Ordinance referred to above, Law No. 20,869 on Food Advertising, published on November 13, 2015, and Supreme Decree No. 1 of the of Ministry of Health published on December 11, 2017 and effective as of June 11, 2018, which set certain restrictions on and requirements for the advertising, labeling and marketing of foods that are qualified as “high” in calories or any of the defined critical nutrients, such as sodium, sugar and saturated fats. In addition, Law No. 21,368 regulates the use of single-use plastics and plastic bottles, including, among other obligations, that beverage producers must include a certain percentage of collected and recycled plastic in Chile in the manufacturing of their disposable plastic bottles, establishing that by 2025 disposable plastic bottles in Chile must contain at least 15% locally collected and recycled plastic, progressively increasing this percentage to 70% by 2060.

Law No. 19,937, published in 2004, and fully operative by February 2006, established the structure and powers for the current Sanitary Authority. The Ministry of Health’s Regional Offices, which constitute the Sanitary Authorities, inspect plants on a regular basis, taking samples for analysis, directing the adoption of new safety procedures and applying fines and other penalties for infringement of regulations.

The production and distribution of mineral water is also subject to special regulation, Supreme Decree No. 106 of the Ministry of Health published on June 14, 1997, as amended, as well as the Food Ordinance referred to above. Mineral water may only be bottled directly from sources, which have been designated for such purpose by a Supreme Decree signed by the President of Chile. The competent Sanitary Authority provides a certification of the data necessary to achieve such a designation. All of our facilities have received the required designation.

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

Government Regulation in Argentina

We are subject to the full range of governmental regulation and supervision generally applicable to companies engaged in business in Argentina, including social security laws, public health, consumer protection and environmental laws, securities laws and antitrust laws. As closely held corporations, our subsidiaries in Argentina are principally governed by Law No. 19,550 on commercial companies included in the Civil and Commercial Code.

National Law No. 18,284 (the Argentine Food Code, or the “Food Code”) regulates the manufacturing, packaging, import, export and marketing of food and beverages. The Food Code provides specific standards with which manufacturing plants must comply and regulate the production of food and beverages mentioned in the Food Code. The Food Code also specifies the different methods in which beer may be bottled as well as the information to be provided on labels. National Law No. 24,788, enacted in March 1997, and its Regulatory Decree No. 688/2009 as amended and supplemented, regulates the sale and consumption of alcoholic beverages and its advertising and establishes the national minimum age requirements for the purchase of alcoholic beverages. Under this Law, the sale of alcoholic beverages is not permitted to persons under 18 years of age, and the health authorities of each province undertake the enforcement of the Food Code. In the City of Buenos Aires and many provinces of Argentina, local law restricts the sale of alcoholic beverages, particularly between the hours of 11 p.m. and 8 a.m., and establishes harsh penalties for infringement. Additionally, Law No. 5,708 also establishes further advertising requirements for the City of Buenos Aires. Resolutions issued by the “Instituto Nacional de Vitivinicultura” regarding wine are also applicable. In the province of Mendoza, the Resolutions issued by the “Departamento General de Irrigación” and Law No. 430 and Law No. 322, regulate the administration and management of water. Finally, Law No. 27,642 set forth the requirement to include information on advertising and front labels of soft drink containers containing excess sugars, sodium, saturated fat, total fat and calories.

There are currently no material legal or administrative proceedings pending against us in Argentina with respect to any regulatory matter. We believe that we comply in all material respects with all applicable statutory and administrative regulations with respect to our business in Argentina.

Government Regulation in Uruguay

In Uruguay, we are subject to the full range of governmental regulation and supervision generally applicable to companies engaged in business in said country. As a closely held corporation, our subsidiaries are principally governed by Law No. 16,060, which regulates all commercial companies.

Due to the specific nature of the activities undertaken in Uruguay, the main applicable laws are Decree No. 315/94 containing the National Bromatological Regulations, Code of Children and Adolescents regulating aspects related to sale and advertising of alcoholic beverages, Law No. 17,849 and its Regulatory Decree No. 260/07 regulating Integrated Packaging Management System, Mercosur Technical Regulations for labeling of packaged food, Law No. 18,159 regulates the promotion and defense of competition, Law No. 19,196 governing the criminal liability of employers for breach of occupational safety rules when it threatens or causes damage to the lives of workers, Law No. 19,855 regulating problematic consumption of alcoholic beverages, Decree No. 272/18, effective as of March 1, 2020, with respect to food labeling and its Regulatory Decree No. 63/2020, Law No. 19,829 on Integral Solid Waste Management, and Resolutions No. 271/021 and No. 1391/024 regarding minimum targets of recovery and valorization of packagings.

There are currently no material legal or administrative proceedings pending against us in Uruguay with respect to any regulatory matter. We believe that we comply in all material respects with all applicable statutory and administrative regulations with respect to our business in Uruguay.

Government Regulation in Paraguay

In Paraguay, Distribuidora del Paraguay S.A., AV S.A., Bebidas del Paraguay S.A. and Sajonia Brewing Company S.A. are governed by the laws of the Republic of Paraguay, in particular: Law No. 1,034/83 of Merchants, and articles 1,048 to 1,159 of Law No. 1,183/85 Civil Code and its subsequent amendments, Law No. 388/94 establishes provisions on incorporation, capital stock and powers of the assembly with respect to corporations and its subsequent amendments, Law No. 3,228/07 amends article 5 of Law No. 388/94, which amends article 1,051 of Law No. 1,183/85 Civil Code; Law No. 5,895/17 which establishes transparency rules in the corporate governance of companies incorporated by shares and Law No. 6,399 amending Law No. 5,895/17, Decree No. 9,043/17 and its subsequent amendments, which regulates Law No. 5,895/17 and establishes fines in case of non-compliance, Law No. 6,446/19 which creates the Administrative Registry of Persons and Legal Structures and the Administrative Registry of Final Beneficiaries of Paraguay, Decree No. 3,241/20 which regulates Law No. 6,446/2019 referred to above, and Law No. 294/1993 on Environmental Impact Assessment.

Due to the specific nature of its corporate purposes, Bebidas del Paraguay S.A., with respect to the import, marketing and advertising of alcoholic and non-alcoholic beverages, Sajonia Brewing Company S.A. with respect to the production, marketing and advertising of alcoholic beverages, Distribuidora del Paraguay S.A. and AV S.A. with respect to the marketing and advertising of alcoholic and non-alcoholic beverages, are subject to the provisions of Law No. 1,333/98 on Advertising and Promotion of Tobacco and Alcoholic Beverages, Law No. 1,642/00 prohibiting the sale of alcoholic beverages to minors and prohibiting their consumption on public roads, and Executive Decree No. 1,635/99 and Resolution of the Ministry of Public Health and Social Welfare No. 643/12 regulating aspects related to the registration of food products and amendments thereto, among others.

There are currently no material legal or administrative proceedings pending against us in Paraguay with respect to any regulatory matter. We believe that we comply in all material respects with all applicable statutory and administrative regulations with respect to our business in Paraguay.

Government Regulation in Bolivia

BBO is a closely held corporation governed by the laws of the Plurinational State of Bolivia, in particular by Chapter V (Corporations) of Decree Law No. 14,379 Commercial Code, which establishes provisions on the constitution of companies, rights and obligations of the shareholders, the administration and control bodies of the company, as well as the classification of the shares, issuance rules and records.

In addition, in view of the corporate purpose of BBO, regarding the production, import, export and marketing of alcoholic and non-alcoholic beverages, the following rules are applicable: Law No. 1,990 or General Customs Law and Supreme Decrees No. 27,947 and No. 572 amending Supreme Decree No. 25,870 that contains the regulation of the General Customs Law, both regulate the regime of imports and exports, Law No. 2,061 of the National Service of Agricultural Health and Food Safety (“SENASAG”), regulating entities responsible for administering the agricultural health and food safety regime in the country, Resolution No. 42/2023 that contains the regulation for the classification and registration of food, issued by SENASAG, Law No. 259 on control of sale and consumption of alcoholic beverages.

There are currently no material legal or administrative proceedings pending against us in Bolivia with respect to any regulatory matter. We believe that we comply in all material respects with all applicable statutory and administrative regulations with respect to our business in Bolivia.

Government Regulation in Colombia

CCC, ZF CC and Artesanos de Cervezas S.A.S. are simplified stock corporations governed by the laws of the Republic of Colombia, in particular, with respect to their corporate existence and operation, Law No. 1,258 of 2008, Law No. 222 of 1995 and the Colombian Commercial Code.

Furthermore, ZF CC must comply with the free zone regime, including Law No. 1,004 of 2005, Decree No. 2,147 of 2016 amended by Decree No. 278 of 2021, Decree No. 1,165 of 2019 amended by Decree No. 659 of 2024, Resolution No. 46 of 2019 amended by Resolution No. 97 of 2024, Decree No. 920 of 2023 and the rules that modify or regulate it, and its corresponding resolution of declaration of existence issued by the Customs Authority as well as its general development master plan approved by the Ministry of Commerce, Industry and Tourism. In tax matters, article 240-1 of the Tax Statute, as amended by Law No. 1,819 of 2016, applies to this company, provided that they have been qualified as Industrial Users prior to December 13, 2022; otherwise, the provisions of article 11 of Law No. 2,277 of 2022, and other rules that regulate it, must also be complied with. In tax matters, article 240-1 of the Tax Statute applies to this company, modified by Law No. 2,277 of 2022, related to the income tax rates applicable to free trade zone commercial users. Additionally, paragraph 6 of article 240 of the Tax Statute must be applied in relation to the Minimum Tax.

In addition, the specific rules relating to the activities and business in alcoholic beverages that each company carries out are applicable to these companies, the main ones being: Law No. 9 of 1979, which establishes the conditions that raw materials for the production of alcoholic beverages must satisfy, Law No. 124 of 1994, which regulates the sale and consumption of alcoholic beverages and their advertising and establishes that the minimum age for the purchase of alcoholic beverages at the national level is 18 years of age, Decree No. 1,686 of 2012, which sets forth the sanitary requirements for the production, packaging, advertising, transportation, import and marketing of alcoholic beverages destined for human consumption, Decree No. 780 of 2016, which establishes, in the field of alcoholic beverages, the obligation to emphasize in advertising and related legends the prohibition of the sale of alcoholic beverages to minors, as well as the specifications that must be included in their packaging and labels and Circular No. 486 of 2016, establishing the health requirements associated with the manufacture, processing, packaging, storage, distribution, marketing, sale, import or export of alcoholic beverages, Law No. 223 of 1995 and Law No. 1,816 of 2016 regulating local taxes applicable to the production and distribution of alcoholic beverages (including beer) in the Colombian territory, article 475 of the Tax Statute which determines the taxable base of the Sales Tax (VAT), Decree No. 1,366 of 2020, which establishes provisions for granting sanitary registration of alcoholic beverages manufactured and marketed by micro-entrepreneurs and certification in good manufacturing practices, Decree No. 162 of 2021, amending Decree No. 1,686 of 2012, Joint Circular No. 11 of 2017, which addresses certificates in good manufacturing practices for alcoholic beverages, and Decree No. 120 of 2010, which adopts measures in relation to labeling and advertising.

Likewise, to non-alcoholic beverages the main applicable norms are: (i) Resolution No. 2,674 of 2013, which establishes the sanitary requirements for their manufacturing, processing, preparation, packaging, storage, transportation, distribution and marketing, (ii) Resolution No. 719 of 2015, which establishes the food and beverages classification for human consumption according to the risk in public health, (iii) Resolution No. 5,109 of 2005, which establishes the technical regulation on labeling or labeling requirements, (iv) Resolution No. 810 of 2021, which establishes the technical regulation on nutritional and front labeling requirements, and (v) Resolution No. 2,492 of 2022, which amends the aforementioned Resolution No. 810 of 2021.

Currently, we have ongoing litigation regarding the determination of the basis for calculation of the Consumption Tax on beer and other products (ICO, which stands for Impuesto al Consumo, in Spanish), for several periods. (See Note 35 of our Audited Consolidated Financial Statements as of December 2024 included herein).

Government Regulation in United Kingdom

Finally, VSPT UK Ltd., as a public limited company incorporated in the United Kingdom, is governed by the Companies Act 2006 and Food Safety Act 1990, among others.

C.	Organizational Structure

Ownership Structure as of March 31, 2025

We are controlled by IRSA, which as of March 31, 2025, and as of the date of this annual report, directly and indirectly owned 65.87% of our shares of common stock.

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

Heineken, the Dutch brewer, is the second largest brewery in the world which markets and sells more than 500 brands in 190 countries, and it has more than 88,000 direct employees worldwide. Heineken group’s beer volume was 241 million hectoliters during 2024.

The following table provides our significant subsidiaries as of December 2024:

Subsidiaries	Country	Total Ownership Interest
Cervecería CCU	Chile	100.00%
CCU Argentina	Argentina	99.99%
ECUSA	Chile	99.98%
VSPT(1)	Chile	85.15%
(1)	Compañía Cervecerías Unidas S.A. indirectly, through CCU Inversiones S.A., has a 85.17% controlling interest in VSPT.

D.	Property, Plants and Equipment

Set forth below is information concerning our production facilities as of December 31, 2024, all of which are owned and operated by us or our subsidiaries.

For the Chile Operating segment, we had an aggregated Supply Capacity per month of 337.8 million liters, including Manantial, with a Utilized Capacity during peak month of 73.7%. Utilized Capacity During Peak Month is equal to production output as a percentage of Nominal Installed Production Capacity during our peak month for each respective plant. The annual Nominal Installed Capacity for this segment is 37.2 million hectoliters. Our Chile Operating segment total facilities size is 1,141,703 square meters (total built area including warehousing logistics activities related to the production process). Supply Capacity per month is defined as nominal installed production capacity for the current product/packaging mix during 25 days per month and 3 shifts per day. The calculated slack (spare) capacity does not necessarily indicate real slack capacity. The real production capacity is less than the nominal installed production capacity as adjustments are required for real machinery performance, packaging mix, availability of raw materials and bottles, seasonality within the months and other factors. As a result, we believe that the peak monthly capacity utilization rates shown above understate real capacity utilization and that slack capacity is overstated.

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

For the International Business Operating segment, we had an aggregated Supply Capacity per month of 218.2 million liters with a Utilized Capacity during peak month of 70.7%. The annual Nominal Installed Capacity for the International business is 23.9 million hectoliters.

Our International Business Operating segment total facilities size is 500,437 square meters (total built area including warehousing logistics activities).

Set forth below is a list of our 13 principal production facilities:

International Business Operating segment
Location	Country	Type of Plant
Buenos Aires (Luján)	Argentina	Beer
Santa Fé	Argentina	Beer
Salta	Argentina	Beer
Sajonia	Paraguay	Beer
Warnes	Bolivia	Mixed
Pan de Azúcar	Uruguay	Non-alcoholic beverages
San Antonio I	Paraguay	Non-alcoholic beverages
San Antonio II	Paraguay	Non-alcoholic beverages
Santa Cruz de la Sierra	Bolivia	Non-alcoholic beverages
Allen	Argentina	Cider
Ciudadela	Argentina	Cider
Mendoza	Argentina	Water(1)
Buenos Aires	Argentina	Water(1)

(1) Compañía Cervecerías Unidas Argentina S.A. holds a 50.1% ownership interest in Aguas de Origen S.A.

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

Our two principal production facilities through joint ventures are set forth below (See ITEM 4: Information on the Company – B. Business Overview – Overview – Joint Ventures and Associated Companies):

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

In addition to our production plants listed above, we have 36 owned and 18 leased distribution centers in the countries in which we operate:

Own Distribution Centers	Country	Leased Distribution Centers	Country
Arica	Chile	Illapel	Chile
Iquique	Chile	La Vara	Chile
Calama	Chile	San Antonio	Chile
Antofagasta	Chile	Castro	Chile
Copiapo	Chile	Liberación	Paraguay
Coquimbo	Chile	Katueté	Paraguay
Ovalle	Chile	Coronel Oviedo I	Paraguay
Llay Llay	Chile	Coronel Oviedo II	Paraguay
Curauma	Chile	Ciudad del Este	Paraguay
Santiago Sur	Chile	Encarnación	Paraguay
Santiago Quilicura	Chile	San Ignacio Misiones	Paraguay
Santiago Modelo	Chile	Cochabamba	Bolivia
Santiago Embotelladora CCU Renca	Chile	Rosario	Argentina
Rancagua	Chile	Cordoba	Argentina
Talca	Chile	San Juan	Argentina
Chillan	Chile	Mendoza	Argentina
Talcahuano	Chile	Alianza	Argentina
Los Angeles	Chile	Sauce Viejo	Argentina
Valdivia	Chile
Osorno	Chile
Puerto Montt	Chile
Coyhaique	Chile
Temuco	Chile
Villarrica	Chile
Punta Arenas	Chile
Sauce Viejo	Argentina
Salta	Argentina
Santa Fé	Argentina
Pilar	Argentina
Lujan	Argentina
Cuidadela	Argentina
Pan de Azúcar	Uruguay
Encarnación	Paraguay
San Antonio	Paraguay
Ciudad del Este	Paraguay
La Paz	Bolivia
Santa Cruz de la Sierra	Bolivia

E.	Environmental Matters

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

The environmental framework is governed by Law No. 19,300, enacted in 1994, as amended, which includes not only environmental protection rules but also rules concerning the preservation of natural resources. Among other matters, it created the environmental impact assessment system, which requires any project or major amendment of an industrial activity that may affect the environment to evaluate its possible environmental impact, in order to fulfill related regulations and to implement mitigation, compensation and restoration measures.

Law No. 19,300 also created a mechanism that establishes sources emission limits and environmental quality standards developed and detailed by specific regulations. In this sense, there is a special regulation for wastewater discharges into sewage systems, and another regulation for wastewater discharges into superficial water bodies. We comply with this law and related regulations in all material respects.

On this topic, on June 1, 2016 Law No. 20,920 was enacted and established a framework for waste management and extended producer responsibility, and stimulation of recycling (“REP Law”), with the objective of lowering the generation of waste of priority products as determined by the bill and fostering recycling of the waste.

On November 30, 2017, the Regulations on Procedures of the REP Law were published. During 2019, regulations were issued that established the collection, valorization and other associated obligations for tires, which were finally published in January 2021, and on March 16, 2021, the collection, valorization and other associated obligations for packaging materials were published.

Additionally, on August 13, 2021 Law No. 21,368 was published, which regulates single-use plastic products and plastic bottles, and strengthens returnability. This Law requires (i) that disposable plastic bottles that are commercialized must be manufactured containing a percentage of plastic that has been collected and recycled within the country in the proportions to be established by means of a regulation to be issued within 18 months as of the date of publication of the law, with a minimum of 15% in 2025; (ii) retail businesses and supermarkets (including e-commerce and delivery applications) to have returnable plastic bottles for beverages (excluding alcoholic and dairy products), effective for supermarkets 6 months as of the date of publication of the law and two years for the rest of the retailers; and (iii) prohibits establishments that sell food from using any kind of non-recyclable single-use containers, on premise and for deliveries, with effective dates depending on the establishment and the kind of plastic used.

In order to anticipate full compliance with this regulation, in May 2024 CCU inaugurated a Recycled Resin Plant called "CirCCUlar", which since October 2024 is transforming recycled plastic collected in Chile into resin to be used in our bottles. Given the restrictions established in the Law and in the future regulation, in relation to obtaining this plastic, supply chains will have to be established based on the company's own material (wastes) and on obtaining it from third parties.

On June 13, 2022 Law No. 21,455, Climate Change Framework Law, was published. This law aims to establish principles, governance, management instruments and adequate financing mechanisms, to allow for an economic development low in greenhouse gas emissions, reduce vulnerability, establish a carbon neutral goal by law, and increase resilience, all to guarantee the compliance of climate change international commitments made by Chile.

In relation to environmental regulations, Law No. 21,595 of August 2023, "Economic Crimes Law", incorporated a new chapter to the Chilean Criminal Code called "Attempts against the Environment", which began to govern on September 2024,establishing specific criminal offenses in environmental matters framed, among others, in the release of polluting substances into the air, water, soil, illegal extraction of water and serious environmental damage, false and incomplete reporting that conceals or mitigates environmental consequences, as well as crimes associated with sectoral issues outside the competence of the Superintendence of the Environment. In this regard, the Company complies in all material respects with local regulations and continuously reviews its relevant policies, processes and protocols.

With regard to water rights, the 2022 reform of the Water Code introduced a system of temporary water use rights with penalties for non-use, and it gave greater authority to the General Water Directorate in the event of water scarcity. It also established more stringent criteria for the environmental assessment of projects with water components, taking into account the effects of climate change.

In September 2023, the Biodiversity Law was enacted in Chile, creating the Biodiversity Service, which is responsible for the conservation of the country's natural heritage. Its implementation will depend on regulations that are expected to be enacted in 2025.

Since 2009 we have been implementing a program known as our Environmental Vision. The first step of such program, which covered the 2010-2020 period and was limited to our operations in Chile and Argentina, outlined clear goals in three lines of action: (i) the reduction of greenhouse gas emissions, (ii) the reduction of water consumption, and (iii) valorization of solid industrial waste. These goals, along with other environmental initiatives, aim for CCU to be an active player in the fight against climate change and a contribution to the circular economy.

Between 2010 and 2020 we met the proposed goals: by the end of 2020 we reduced greenhouse gas emissions by 35.7% per liter produced from 2010, (the goal was 20%), we reduced the use of water per liter produced by 48.6% from 2010 (the goal was 33%) and in solid industrial waste recovery we reached 99.4% (the goal was 100%). With these achievements, in 2020, the company renewed its commitment to 2030 and set forth our plan known as our 2030 Environmental Vision, where we kept focus on the original three areas of action, and included the following more challenging goals: (i) to use 75% electric energy generated from renewable sources, (ii) to reach 100% reusable, recyclable or compostable packaging, and (iii) to achieve 50% recycled material average content in packaging. These 6 objectives encompass the 2030 Environmental Vision plan, which also has a regional scope, involving operations in Chile, Argentina, Bolivia, Paraguay and Uruguay.

In 2023, we advanced with our goal to achieve the 2030 Environmental Vision plan with a 62.4% reduction (compared to the 2010 baseline), in greenhouse gas emissions per liter produced (the 2030 goal is 50%); a 47.8% decrease in water consumption (compared to the 2010 baseline) per liter produced (the 2030 goal is 60%); and a 99.1% recovery of industrial solid waste (the 2030 goal is 100%). Additionally, we sourced 81.2% of our electricity consumption from renewable sources (the 2030 goal is 75%), 99.9% use of reusable, recyclable or compostable packaging (the 2030 goal is 100%) and 31.2% use of packaging with recycled material (the 2030 goal is 50%). Also, at the end of 2023, we announced an update to our sustainability model, shifting our vision towards a Sustainability Strategy that we call "Juntos por un Mejor Vivir" which is currently in place and encompasses 2 Pillars: “Our Planet” and “Our People”; 8 work agendas: “Water balance”, “Circular economy”, “Climate action”, and “Responsible supply chain” within the Our Planet pillar, and “SER CCU Experience”, “Passion for the consumer”, “Enjoy responsibly” and “Country progress” within the Our People pillar. Also, this strategy has 20 goals by 2030 and several annual initiatives.

During 2024, this strategy had its first year of implementation. Among the main achievements in 2024 are: a 64.1% reduction (compared to the 2010 baseline) in greenhouse gas emissions per liter produced (the 2030 goal is 50%); a 48.6% decrease in water consumption (compared to the 2010 baseline) per liter produced (the 2030 goal is 60%); and a 99.4% valorization of industrial solid waste (the 2030 goal is 100%). Additionally, we reached 84% use of electricity from renewable sources (the 2030 goal is 75%), 99.95% use of reusable, recyclable or compostable packaging (the 2030 goal is 100%) and 30.7% use of packaging with recycled material in Chile (the 2030 goal is 50%).

CCU has a Sustainability Committee, a governance body that directs and cross-functionally coordinates all the agendas of the Sustainability Strategy. This committee is chaired by the Corporate Affairs Officer and its vice-chair is the General Controller, and it also includes the participation of the CEO and the Chief Financial Officer, among other members. The Sustainability Committee meets quarterly, and it is during these sessions that progress is reviewed, gaps are explained, and action plans are communicated, ensuring support for the management and fulfillment of the Sustainability Strategy. Our strategy was designed considering all the challenges, impacts, and opportunities related to our business and value chain, which has allowed us to continue progressing on the essential topics associated with our industry in deep connection with our environment and context. In 2024, as part of the management process for the “Juntos por un Mejor Vivir” sustainability strategy, the Sustainability Committee has defined a review of our progress and priorities at the midpoint of this decade, i.e. in the year 2025, incorporating challenging ranges to the figures we aspire to in our 20 Goals for the year 2030.

There are currently no material legal or administrative proceedings pending against us in Chile with respect to any environmental matter. We believe that we are complying in all material respects with all applicable environmental regulations.

In Argentina, there are several statutes imposing obligations on companies regarding environmental matters at the municipal, provincial and federal levels in accordance with the General Environmental Protection Framework (Law No. 25,675), which establishes the Basic Environmental Protection Budgets, forming the fundamentals to develop all legislation and national environmental policy. In many cases, private entities operating public utilities such as water supply and sewage are in charge of controlling and enforcing those regulations.

Another important federal environmental legislation in Argentina is the Hazardous Waste Act (Law No. 24,051), which is supplemented by additional provincial legislation, to enforce the provisions of the Hazardous Waste Act when specific federal tests indicate the need to do so. The application of the provisions of the Hazardous Waste Act depends upon the magnitude of the public health risk and whether those conditions exist in more than one province. Hazardous waste is defined broadly and includes any residue that may cause harm, directly or indirectly, to human beings that may pollute the soil, water, atmosphere or the environment in general. Generally, claims involving hazardous waste give rise to strict liability in the event of damage to third parties. In addition, each province in which we operate facilities has enacted environmental legislation with broad and generic goals, as well as water codes and related agencies to regulate the use of water and the disposal of effluents in the water.

CCU Argentina continues to implement a complete program for the treatment of its industrial waste, which involves the separation, collection, transportation and reusing of the generated solid waste, in compliance with the Industrial Waste Act (Law No. 25,612), as well as wastewater treatment plants. The waste program is part of our constant effort to improve environmental conditions.

In Uruguay, we are subject to the full range of governmental regulation and supervision generally applicable to companies engaged in business in said country. As a closely held corporation, our subsidiaries are principally governed by Law No. 16,060, which regulates all commercial companies. Law No. 19,829 on Integral Solid Waste Management, and Resolutions No. 271/021 and No. 1391/024 regarding minimum targets of recovery and valorization of packagings.

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

	Year Ended December 31,
	2022		2023		2024
	(in millions of CLP, except percentages)
Net sales
Chile Operating segment(1)	1,673,349	61.7%	1,758,971	68.6%	1,829,244	63.0%
International Business Operating segment(2)	782,563	28.9%	586,484	22.9%	850,118	29.3%
Wine Operating segment(3)	296,350	10.9%	252,825	9.9%	282,638	9.7%
Other/eliminations(5)	(40,828)	(1.5)%	(32,725)	(1.3)%	(57,433)	(2.0)%
Total	2,711,435	100.0%	2,565,556	100.0%	2,904,566	100.0%

Adjusted Operating Result(4)
Chile Operating segment(1)	156,753	67.7%	204,586	80.8%	205,406	78.2%
International Business Operating segment(2)	62,913	27.2%	57,553	22.7%	26,786	10.2%
Wine Operating segment(3)	39,046	16.9%	20,019	7.9%	29,155	11.1%
Other/eliminations(5)(6)	(27,282)	(11.8)%	(28,875)	(11.4)%	1,355	0.5%
Total	231,431	100.0%	253,283	100.0%	262,702	100.0%

Volume (in million liters)
Chile Operating segment(1)	2,338.8	68.1%	2,278.1	68.7%	2,270.7	67.2%
International Business Operating segment(2)	952.7	27.8%	909.5	27.4%	978.0	29.0%
Wine Operating segment(3)	157.3	4.6%	134.7	4.1%	136.1	4.0%
Other/eliminations(5)	(16.7)	(0.5)%	(8.7)	(0.3)%	(7.5)	(0.2)%
Total	3,432.1	100.0%	3,313.7	100.0%	3,377.3	100.0%
(1) Includes beers, non-alcoholic beverages, spirits and shared services units in Chile.
(2) Includes beers, cider, non-alcoholic beverages, malt and spirits in Argentina, Bolivia, Paraguay and Uruguay.
(3) Includes domestic volumes in Chile and Argentina and export wine sales to more than 90 countries.
(4) Defined, for management purposes, as Net income before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes.
(5) Consider the non-allocated corporate overhead expenses and eliminations of transactions and volumes between operating segments.
(6) The sale of a portion of land located in the district of Quilicura, Metropolitan Region, made on April 3, 2024, generated an increase in Adjusted Operating result and ORBDA of ThCh$ 28,668,933 in the consolidated results as of December 2024.

The following is a reconciliation of our Net income; the most directly comparable IFRS measure to Adjusted Operating Result and ORBDA for the years ended December 31, 2022, 2023 and 2024.

	For the years ended December 31,
	2022	2023	2024(1)
	(in million CLP)

Net income of year	135,484	118,425	176,545
Add (Subtract):
Other gains (losses)	12,670	13,316	95
Financial Income	(22,871)	(39,402)	(38,102)
Financial costs	75,931	77,023	97,165
Share of net loss of joint ventures and associates accounted for using the equity method	10,978	19,218	9,495
Foreign currency exchange differences	20,173	65,945	17,797
Result as per adjustment units	(1,199)	14,026	10,722
Income taxes	264	(15,267)	(11,015)
Adjusted Operating result(2)	231,431	253,283	262,702
Depreciation and amortization	126,498	126,119	153,234
ORBDA(3)	357,929	379,402	415,936
(1) The sale of a portion of land located in the district of Quilicura, Metropolitan Region, made on April 3, 2024, generated an increase in Adjusted Operating result and ORBDA of ThCh$ 28,668,933 and an effect on Net income of ThCh$ 20,928,321 in the consolidated results as of December 2024.
(2) Defined, for management purposes, as Net income before other gains (losses), net financial expenses, equity and income of joint ventures, foreign currency exchange differences, results as per adjustment units and income taxes.
(3) Defined, for management purposes, as Adjusted Operating Result before depreciation and amortization.

The following table presents our Income statement for the periods noted below:

	Year Ended December 31,
	2022		2023		2024(1)
	(millions of CLP, except percentages)
Net sales	2,711,435	100.0%	2,565,556	100.0%	2,904,566	100.0%
Cost of sales	(1,514,925)	55.9%	(1,378,612)	53.7%	(1,590,958)	54.8%
Gross profit	1,196,510	44.1%	1,186,944	46.3%	1,313,609	45.2%
Other income by function	5,285	0.2%	4,420	0.2%	40,212	1.4%
Other expenses (2)	(2,440)	0.1%	(1,809)	0.1%	(4,686)	0.2%
MSD&A (3)	(967,924)	35.7%	(936,272)	36.5%	(1,086,432)	37.4%
Adjusted Operating Result (4)	231,431	8.5%	253,283	9.9%	262,702	9.0%
Net Financial Expenses	(53,060)	2.0%	(37,621)	1.5%	(59,063)	2.0%
Results as per adjustment units	1,199	0.0%	(14,026)	0.5%	(10,722)	0.4%
Gain (loss) on exchange differences	(20,173)	0.7%	(65,945)	2.6%	(17,797)	0.6%
Share of net income(loss) of joint ventures and associates accounted for using the equity method	(10,978)	0.4%	(19,218)	0.7%	(9,495)	0.3%
Other gains/(losses)	(12,670)	0.5%	(13,316)	0.5%	(95)	0.0%
Income before taxes	135,748	5.0%	103,158	4.0%	165,530	5.7%
Income tax expense	(264)	0.0%	15,267	0.6%	11,015	0.4%
Net income for the year	135,484	5.0%	118,425	4.6%	176,545	6.1%
Attributable to:
Equity Holders of Parent company	118,168	4.4%	105,653	4.1%	160,944	5.5%
Non-controlling interest	17,316	0.6%	12,773	0.5%	15,601	0.5%
(1) The sale of a portion of land located in the district of Quilicura, Metropolitan Region, made on April 3, 2024, generated an increase in Adjusted Operating result and ORBDA of ThCh$ 28,668,933 and an effect on Net income of ThCh$ 20,928,321 in the consolidated results as of December 2024.
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

FISCAL YEAR ENDED DECEMBER 31, 2024 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2023

The main highlights of the consolidated Income Statement for the fiscal year ended 2024 were: (a) Net sales were up 13.2%, explained by 11.1% higher average prices in Chilean pesos (CLP) terms, and 1.9% higher volumes; (b) a 52.3% increase in Net income, mainly due to a better non-operating result, specifically in Foreign currency exchange differences mostly in Argentina, and a non-recurring gain from the sale of a portion of land in Chile in the second quarter of 2024 (2Q24) totalizing a gain after taxes of CLP 20,928 million (isolating this non-recurring gain, Net income totalized CLP 140,016 million, a 32.5% increase); (c) an increase of 3.7% in Adjusted Operating Result, fully explained by a non-recurring gain from a sale of a portion of land in Chile in 2Q24 totalizing a gain before taxes of CLP 28,669 million. Isolating this non-recurring gain, Adjusted Operating Result reached CLP 234,033 million contracting 7.6%, the latter mainly due to a lower result in Argentina.

Net Sales

Our net sales increased 13.2%, from CLP 2,565,556 million in 2023, to CLP 2,904,566 million in 2024 explained by 11.1% higher average prices in CLP, and 1.9% higher volumes.

In terms of volumes by Operating segment, they contracted 0.3% in the Chile Operating segment. The International Business Operating segment expanded volumes by 7.5% which is explained by inorganic growth, resulting from the consolidation in July 2024 of Aguas de Origen S.A. (ADO), a water and non-alcoholic beverage business in Argentina, and from the partnership with Grupo Vierci in Paraguay, which includes the PepsiCo license for beverage production and distribution, as well as snack distribution, starting in October 2024. Isolating the volume effect of the consolidation of these businesses, this segment contracted its volumes by 18.2% almost fully explained by Argentina, due to a decline slightly above 20% in the beer industry, while Paraguay and Bolivia expanded volumes, and Uruguay decreased due to a high comparison base, explained by a water scarcity situation in 2023 which boosted packaged water consumption. The Wine Operating segment expanded volume by 1.0% almost fully driven by exports from Chile, which expanded 3.9%, while volumes in the domestic market in Chile were flat and volumes in the Argentine domestic market dropped.

In terms of average prices, the higher average prices in CLP were explained by: (i) a 4.3% rise in the Chile Operating segment, related to revenue management initiatives, partly offset by negative mix effects in the portfolio; (ii) a 34.8% increase in the International Business Operating segment, driven by revenue management initiatives, which more than compensated the devaluation of the ARS against the USD, and a negative mix effect, and (iii) a 10.6% growth in the Wine Operating segment, mainly boosted by the weaker CLP and its favorable effects on export revenues and a positive mix effect.

The main drivers of the change in net sales attributable to each of our operating segments for 2024 compared to 2023 are described below:

Chile: Net sales increased by 4.0% from CLP 1,758,971 million in 2023, to CLP 1,829,244 million in 2024, due to an expansion of 4.3% in average prices, while volumes declined 0.3%. The contraction in sales volume was attributable to a weak economic growth in Chile. The higher average prices were associated with the implementation of revenue management initiatives, partially compensated by negative mix effects in the portfolio.

International Business: Net sales expanded 45.0% from CLP 586,484 million in 2023, to CLP 850,118 million in 2024, due to 34.8% increase in average prices in CLP together with 7.5% increase in sales volume. The expansion in average prices was driven by revenue management initiatives, which more than compensated the devaluation of the ARS against the USD and a negative mix effect. The higher sales volume is more than explained by inorganic growth, resulting from the consolidation in July 2024 of Aguas de Origen S.A. (ADO), a water and non-alcoholic beverage business in Argentina, and from the partnership with Grupo Vierci in Paraguay, which includes the PepsiCo license for beverage production and distribution, as well as snack distribution, starting in October 2024. Isolating the volume effect of the consolidation of these businesses, this segment contracted its volumes by 18.2% almost fully explained by Argentina, due to a low-twenties decline in the beer industry, while Paraguay and Bolivia expanded volumes, and Uruguay decreased due to a high comparison base, explained by a water scarcity situation in 2023 which boosted packaged water consumption.

Wine: Net sales expanded 11.8% from CLP 252,825 million in 2023, to CLP 282,638 million in 2024, due to a 10.6% jump in average prices, while sales volume was up 1.0%. The increase in average prices was mainly caused by the depreciation of the CLP against the USD and its favorable effects on export revenues and a positive mix effect. The higher volumes were almost fully driven by exports from Chile, which expanded 3.9%, while volumes in the domestic market in Chile were flat and volumes in the Argentine domestic market dropped

Cost of Sales

Cost of sales consists primarily of the cost of raw materials, packaging, labor costs for production, personnel, depreciation of assets related to production, depreciation of returnable packaging, licensing fees, bottle breakage, utilities, and the costs of operating and maintaining plants and equipment.

Our cost of sales in 2024 rose 15.4% from CLP 1,378,612 million in 2023 to CLP 1,590,958 million in 2024, primarily due to a 13.2% expansion in cost of sales per hectoliter, as consolidated volumes increased 1.9%.

The change in cost of sales for our operating segments for 2024 is described below:

Chile: Cost of sales increased 6.8% from CLP 953,938 million in 2023, to CLP 1,018,348 million in 2024. As volumes were practically flat, the expansion in Cost of sales was primarily due to higher prices in sugar, fruit pulp, aluminum and energy. Cost of sales as a percentage of net sales in the Chile Operating segment increased from 54.2% in 2023, to 55.7% in 2024.

International Business: Cost of sales in the International Business Operating segment increased 54.3% in CLP from CLP 285,512 million in 2023, to CLP 440,461 million in 2024, mostly driven by Argentina due to cost pressures coming from the depreciation of the ARS against the USD and inflationary pressures. Cost of sales as a percentage of net sales in the International Business Operating segment was up from 48.7% in 2023, to 51.8% in 2024.

Wine: Cost of sales in the Wine Operating segment rose 8.8% from CLP 156,503 million in 2023, to CLP 170,264 million in 2024, mainly associated with higher USD denominated costs coming from the depreciation of the CLP against the USD, partially compensated by a lower cost of wine. Cost of sales as a percentage of net sales in this segment was down from 61.9% in 2023, to 60.2% in 2024.

Gross Profit

Our gross profit was up by 10.7% from CLP 1,186,944 million in 2023, to CLP 1,313,609 million in 2024, driven by the changes in Net sales and Cost of sales during such periods described above.

Marketing, Selling, Distribution and Administrative Expenses (MSD&A expenses)

MSD&A expenses primarily include advertising and promotional expenses, selling expenses, distribution costs such as product transportation costs, services provided by third parties and other administrative expenses.

MSD&A expenses increased 16.0%, from CLP 936,272 million in 2023, to CLP 1,086,432 million in 2024. The expansion was mostly caused by Argentina, associated with a currency translation effect in Argentina in 2023 which generated a low comparison base, together with expenses pressures in USD denominated expenses in all our Operating segments. The latter was partially offset with efficiencies. As a percentage of Net sales, our MSD&A expenses grew from 36.5% in 2023, to 37.4% in 2024.

The MSD&A expenses performance of each Operating segment during 2024 is described below:

Chile: MSD&A expenses increased 1.2% from CLP 601,497 million in 2023, to CLP 608,538 million in 2024 mainly explained by higher USD denominated expenses. Nonetheless, as a percentage of Net sales, MSD&A expenses decreased from 34.2% in 2023, to 33.3% in 2024.

International Business: MSD&A expenses increased 56.7% in CLP, from CLP 243,405 million in 2023, to CLP 381,386 million in 2024, primarily caused the negative impact from the inflation and the currency translation effect in Argentina in 2023 which generated a low comparison base, and also inflationary pressures in Argentina during the year. As a percentage of Net sales, MSD&A expenses rose from 41.5% in 2023, to 44.9% in 2024.

Wine: MSD&A expenses grew 9.1% from CLP 77,363 million in 2023, to CLP 84,388 million in 2024 mainly associated with a particularly challenging year for exports. As a percentage of Net sales, MSD&A expenses improved from 30.6% in 2023, to 29.9% in 2024.

Other Income by Function

Other Income by Function mainly include income from sale of fixed assets and other assets, recovery of claims, leases and payments. Other income by function expanded, from CLP 4,420 million in 2023 to CLP 40,212 million in 2024. The higher income was mostly explained by the non-recurring gain from the sale of a portion of land in Chile, totaling a gain before taxes of CLP 28,669 million. (See Note 31 Other income by function of our Audited Consolidated Financial Statements as of December 2024 included herein).

Other Expenses

Other Expenses rose from CLP 1,809 million in 2023 to CLP 4,686 million in 2024.

Adjusted Operating Result

As a result of the above, our Adjusted Operating Result increased 3.7% from CLP 253,283 million in 2023, to CLP 262,702 million in 2024, and our Adjusted Operating Result as a percentage of Net sales was down from 9.9% to 9.0% in the same period.

The Adjusted Operating Result performance of each of our Operating segments for 2024 is described below:

Chile: The Adjusted Operating Result was flat by increasing 0.4% from CLP 204,586 million in 2023, to CLP 205,406 million in 2024. The Adjusted Operating Result margin decreased from 11.6% to 11.2% in the same period, mainly explained by a higher Cost of sales, partially offset by revenue management efforts.

International Business: The Adjusted Operating Result decreased 53.5%, from CLP 57,553 million in 2023, to CLP 26,786 million in 2024, largely concentrated in Argentina due to an adverse macroeconomic context, which was partially offset by revenue management efforts and efficiencies. The Adjusted Operating Result margin decreased from 9.8% to 3.2% in the same period.

Wine: The Adjusted Operating Result increased 45.6% from CLP 20,019 million in 2023 to CLP 29,155 million in 2024, and the Adjusted Operating Result margin increased from 7.9% to 10.3% in the same period.

Other: The Adjusted Operating Result for “Other” reached a gain of CLP 1,355 million in 2024, versus a loss of CLP 28,875 million in 2023. The positive result was fully associated with the non-recurring gain from the sale of a portion of land in Chile, totaling a gain before taxes of CLP 28,669 million, which was accounted for in “Other”.

Net Financial Expenses

Our Net Financial Expenses expanded 57.0% from a loss of CLP 37,621 million in 2023, to a loss of CLP 59,063 million in 2024, mainly explained by a higher debt and higher interest rates in Argentina.

Share of net income(loss) of joint ventures and associates accounted for using the equity method

Our Share of net income(loss) of joint ventures and associates registered a lower loss, from CLP 19,218 million in 2023, to a loss of CLP 9,495 million in 2024, driven by non-recurring expenses in 2023 related to the route-to-market integration of ADO into our operation, and a better financial result in Colombia.

Foreign currency exchange differences

Our Foreign currency exchange differences result went from a loss of CLP 65,945 million in 2023, to a loss of CLP 17,797 million in 2024, due to a lower exposure in foreign currency liabilities in Argentina's balance sheet.

Result as per adjustment units

Our result as per adjustment units declined from a loss of CLP 14,026 million in 2023, to a loss of CLP 10,722 million in 2024, also concentrated in Argentina in part due to lower inflationary pressures in 2024 versus 2023.

Income tax expense

Our income tax expense reached a positive result of CLP 11,015 million in 2024 versus a positive result of CLP 15,267 million in 2023. The lower positive result was mainly explained by a higher taxable income, partially compensated by positive effects in Argentina from the application of inflation for tax purposes (See Note 25 - Income taxes - Effective Rate- of our Audited Consolidated Financial Statements as of December 2024 included herein).

Net income attributable to equity holders of the parent company

Our net income attributable to equity holders of the parent company increased 52.3% from CLP 105,653 million in 2023, to CLP 160,944 million in 2024, mainly explained by reasons described above.

Net income attributable to Non-controlling interests

Net income attributable to non-controlling interests increased 22.1% from CLP 12,773 million in 2023, to CLP 15,601 million in 2024, mainly due a higher result in non-controlling companies (for more information see “Note 29 – Non-controlling Interests” of our Consolidated Financial Statements as of December 2024 included herein).

FISCAL YEAR ENDED DECEMBER 31, 2023 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2022

See ITEM 5: Operating and Financial Review and Prospects in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023 for a comparative discussion for the years ended December 31, 2023 and 2022.

B.	Liquidity and Capital Resources

Our principal source of liquidity has been cash generated by our operating activities, which amounted to CLP 45,937 million, CLP 294,097 million and CLP 287,517 during the years 2022, 2023 and 2024, respectively.

Our cash flow from operations and working capital are our primary sources to meet both our short-term and long-term obligations. In the opinion of our management, they are sufficient for those purposes.

The principal component of cash flows generated by operating activities in 2024 were amounts collected from clients net of payments to suppliers of CLP 1,156,803 million compared to CLP 1,059,814 million in 2023 and CLP 843,182 million in 2022.

In 2024, our cash flows from financing activities totaled outflows of CLP 125,036 million compared to outflows of CLP 118,036 million in 2023 and inflows of CLP 537,102 million in 2022. The principal components of cash outflows used in financing activities include dividends paid of CLP 81,797 million in 2024, including dividends paid relating to minority interests (CLP 65,583 million in 2023 and CLP 158,321 in 2022), loan payments of CLP 74,306 million in 2024 (CLP 159,421 million in 2023 and CLP 79,351 million in 2022), and financial leasing payments of CLP 16,275 million in 2024 (CLP 10,704 million in 2023 and CLP 9,664 million in 2022). Partially offset by short-term and long-term borrowings of CLP 52,903 million in 2024 (CLP 77,147 million in 2023 and CLP 783,122 million in 2022), other cash movement inflows of CLP 6,841 million in 2024 (inflows of CLP 40,961 million in 2023 and inflows of CLP 130 million in 2022) and proceeds from capital contribution inflows of CLP 2,746 million (CLP 2,769 million in 2023 and CLP 1,648 million in 2022). Additionally, on February 20, 2024 we paid CLP 31,549 million (equivalent to USD 32,652,006) to purchase all of the shares held by Sudameris and on October 14, 2024 we entered into binding and definitive association agreements with Vierci Group. As a result of these agreements, CCU holds 51% of the shares of AV S.A. and Distribuidora del Paraguay S.A. and, once all agreed-upon conditions have been satisfied, CCU will hold 51% of the shares in Bebidas del Paraguay S.A. The remaining 49% of the shares of these companies will remain in the hands of the Vierci Group. Also on March 1, 2023 we paid CLP 3,205 million (equivalent to USD 4,001,920) for the increase in the Company participation in Bebidas del Paraguay S.A. from 50.1005% to 55.007%, and in Distribuidora del Paraguay S.A. from 49.959% to 54.964%. Also, in 2024, we paid an amount of CLP 711 million for the acquisition of an additional interest in Viña San Pedro Tarapacá S.A. and in 2022, we paid an amount of CLP 438 million for the acquisition of an additional interest in Viña San Pedro Tarapacá S.A.

In 2024, our cash used in investment activities totaled CLP 118,294 million compared to CLP 137,232 million in 2023 and CLP 236,457 million in 2022. The principal components of cash used in investment activities in 2024 consisted of capital expenditures of CLP 160,086 million (CLP 129,448 million in 2023 and CLP 203,603 million in 2022) and payments made to acquire interests in joint ventures, in non-controlling interests and to obtain control of subsidiaries or other businesses of CLP 10,658 million (CLP 7,087 million in 2023 and CLP 36,466 in 2022). In 2024, we paid an amount of CLP 47 million (CLP 52 including hyperinflation effect) for the acquisition of an additional interest in Aguas de Origen S.A, reaching a participation of 50.1%.

As of December 31, 2024, we had CLP 649,552 million (CLP 569,116 million in 2023 and CLP 584,966 million in 2022) in cash, overnight deposits, bank balances, time deposits and investments in mutual funds, which do not include CLP 57,571 million (CLP 49,038 million in 2023 and CLP 12,116 million in 2022) corresponding to securities purchased under resale agreements. Indebtedness, including accrued interest, amounted to CLP 1,414,576 million as of December 31, 2024. Short-term indebtedness included:

• CLP 41,258 million of short-term bank borrowings,

• CLP 98,433 million of bonds payable, and

• CLP 9,452 million of financial lease obligations.

As of December 31, 2024, long-term indebtedness, excluding the current portion, comprised:

• CLP 166,647 million of long-term obligations to banks,

• CLP 1,059,004 million of long-term obligations to the public represented by bonds, and

• CLP 39,782 million of long-term financial lease obligations.

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

As of December 31, 2024 the series of notes described above (“J”, “L”, “M”, “P” and “R”) include certain maintenance financial ratios. The most significant of such covenants require CCU to maintain a consolidated interest coverage ratio of ORBDA (as calculated by CCU in accordance with particular debt instruments in order to measure such instruments’ financial covenants) to interest expenses higher than 3.00; to maintain a consolidated leverage ratio (the ratio of adjusted liabilities to adjusted equity) lower than 1.50; to maintain a consolidated financial leverage ratio (the ratio of net financial debt to adjusted equity) lower than 1.50; and a minimum consolidated adjusted equity of CLP 312,516.75 million. Furthermore, we were required to maintain a ratio of our unpledged assets over our unsecured liabilities of at least 1.2.

As of December 31, 2024, CCU was in compliance with all of its financial debt covenants and had a consolidated interest coverage ratio of 4.28, a consolidated financial leverage ratio of 0.39 (the ratio is 0.37 excluding financial lease obligations). The consolidated adjusted equity attributable to equity holders of the parent company as of December 31, 2024 was CLP 1,605,655 million. Our ratio of unpledged assets over unsecured liabilities was 2.92 (the ratio is 2.88 if IFRS-16 is not applied). As of December 31, 2024, the subsidiary VSPT was in compliance with the financial covenants required for the “D” series (See Note 21 to our audited consolidated financial statements included herein).

Regarding bank loans in CLP, the main loans are: Compañía Cervecerías Unidas S.A. CLP 30,000 million, and CLP 90,000 million; CPCH CLP 16,000 million; and CCK CLP 6,000 million and CLP 6,750 million. As of December 31, 2024, the Subsidiary and CCU were in compliance with the financial covenants and specific requirements of these loans.

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

The following table summarizes our principal payment obligations in millions of CLP by interest rate structure, financial instrument and currency, with their respective maturity dates and related weighted-average interest rates:

Interest - Bearing Debts(1) as of December 31, 2024
(millions of CLP, except percentages)
			Contractual Flows Maturities

Fixed Rate		Average Int. Rate	2025	2026	2027	2028	2029	Thereafter	TOTAL
CLP (UF)(2)	Bonds	2.4%	98,717	40,460	25,709	11,217	11,217	529,611	716,931
CLP (USD)(3)	Bonds	3.4%	20,029	20,029	20,029	20,029	20,029	647,948	748,092
CLP (UF)(2)	Bank	4.0%	6,200	4,072	4,072	2,690	2,690	24,854	44,578
CLP	Bank	6.7%	34,624	13,645	62,277	99,415	70	—	210,032
USD	Bank	2.5%	3,027	1,960	1,960	1,219	1,219	1,357	10,741
PYG	Bank	0.1%	202	97	97	52	52	—	500
ARS	Bank	31.3%	10,924	459	459	262	262	—	12,366
BOB	Bank	5.4%	6,413	2,527	2,527	2,435	2,435	4,869	21,208
UYU	Bank	3.2%	217	167	167	—	—	—	550
TOTAL(4)			180,352	83,416	117,297	137,319	37,974	1,208,640	1,764,998

(1) Including long-term debt obligations and capital lease obligations.
(2) UF as of December 31, 2024.
(3) USD as of December 31, 2024.
(4) Includes Capital Lease Obligations for an amount of CLP 59,730 million.

To hedge our market risks, we hold debt obligations in various currencies and enter into derivatives contracts. (See ITEM 11: Quantitative and Qualitative Disclosure about Market Risk).

Our treasury policy is to invest in highly liquid financial instruments issued by first-class financial institutions. Investments are made primarily in USD and CLP. As of December 31, 2024, we had invested CLP 306,551 million in time deposits, mutual funds and securities purchased under resale agreements (Repos). The following table summarizes financial instruments, including time deposits, mutual funds and securities purchased under resale agreements (Repos), held by us as of December 31, 2024:

Short-Term Financial Instruments
(in millions of CLP)
Time deposits	222,861
Mutual Funds	26,119
Repos	57,571
Total	306,551

Capital Expenditures Plan

In 2025, we expect to invest CLP 193,459 million, mainly consisting of: (i) CLP 87,192 million in production assets, (ii) CLP 28,680 million in returnable packaging, (iii) CLP 25,048 million in marketing assets (fridges and coolers) and, (iv) CLP 18,844 million in distribution assets. Of the total investment planned for 2024, CLP 145,793 million will be allocated in Chile.

Our plans for capital expenditures through the period 2025-2028 are displayed in the following table:

	2025	2026	2027	2028

Chile	145,087	139,494	129,692	123,800
Abroad	48,372	44,823	42,060	45,982
Total	193,459	184,317	171,152	169,782

For the years 2025 - 2028, we will continue focusing on securing production capacity in Chile and other countries where we operate, optimizing our distribution network and facilities, investing in marketing assets and returnable packaging. Capital expenditures also include investments related to improve our facilities working conditions, to ensure the wellbeing and safety of our employees, suppliers and customers, while we will continue focusing on our sustainability and regulatory compliance agenda.

We cannot ensure that we will make any of these proposed capital expenditures at the anticipated level or at all. Our capital investment program is subject to periodical reviews to align to market trends, general economic conditions in the countries where we operate, interest rates, inflation and foreign exchange rates, competitive conditions and other factors. In addition, we continuously assess the possibility of making acquisitions in the region where we operate.

The financing of our investments comes mostly from cash flow from operations generated by the Company, supplemented with debt from the local and international financial markets, always considered in maintaining a healthy financial profile.

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

In May 2005, we entered into a technical assistance agreement with Heineken Technical Services B.V. (currently Heineken Supply Chain B.V.) for certain operational aspects of our breweries, with an initial term of one year, renewable for subsequent periods of one year each. (See ITEM 6: Directors, Senior Management and Employees and ITEM 7: Major Shareholders and Related Party Transactions).

In addition to brands and production techniques, the Company constantly invests in new technologies and digital transformation in order to compete in a challenging environment and to adapt to new consumer trends. In this regard, during 2019 we started updating our operational platforms and developed artificial intelligence tools to optimize the use of information in the sale and distribution processes, among other initiatives. During 2020, we invested to enhance and expand our e-commerce platforms, in order to improve our consumers’ experience, and we improved our marketing strategy through internally developed digital tools. In 2021, we launched the proprietary B2B platform “Mi Carro” in Chile, a sales digital platform oriented to our retail clients. In addition, we continued with the regional expansion of our B2C platform “La Barra”.

Between 2022 and 2024, advancements were made in developing proprietary machine-learning algorithms, to analyze customer potential and optimize targeting strategies effectively. Also, logistic algorithms have been successfully piloted to streamline distribution processes, and in-house forecasting tools have been designed to enhance sales predictions. Currently, our internal Data Science team is gradually putting in place revenue management algorithms. Altogether, the mentioned initiatives collectively demonstrate a strong commitment to innovation and driving sustainable growth.

D.	Trend Information

Our performance will likely continue to be impacted by changes in the level of economic growth and consumer demand in the countries in which we operate, resulting, to some extent, from governmental economic measures that may be implemented in the future. Additionally, the primary raw materials utilized in our operation such as aluminum, malt, sugar, and PET, may experience price volatility in the future.

Additionally, exchange rate fluctuations, particularly, further devaluations of the CLP and ARS relative to the USD dollar in the countries in which we operate, may adversely affect our results, through higher U.S. dollar-denominated raw materials and the conversion of monetary assets and our results in Argentina.

The Chilean economy posted a GDP growth of 2.6% in 2024, an inflation rate of 4.5% (measured as CPI variation), and an average unemployment rate of 8.5%. These figures represent a slight improvement in terms of GDP growth and unemployment, when compared to 2023, when GDP grew 0.2%, and average unemployment rate was 8.7%. In terms of inflation, the 2024 figure represents a deterioration from 2023, as inflation reached 3.9% that year.

Also, from a historical perspective, 2024 GDP growth compares slightly above the average GDP growth of 2.0% between 2014 and 2024. In terms of inflation, although Chilean inflation has been controlled in the last ten years, which was in line with the international trend, Chile experienced an increase in inflationary pressure in 2022. Inflation reached 12.8%, compared to an annual average of 4.6% from 2014 to 2024. In 2023 inflation returned to lower figures, closing at 3.9% but in 2024 picked up to 4.5%. High levels of inflation and currency devaluation in Chile could adversely affect the Chilean economy and have a negative effect on our results. Even though the last estimates of the Central Bank of Chile forecasted a similar level of inflation of 2023 in 2024, we cannot assure you that Chilean inflation could rise in the future.

As of the date of this annual report, GDP growth expectations are similar to those reported in 2024. The Central Bank in its Monetary Policy report as of March 2025, forecasts a GDP growth between 1.75% - 2.75% and an inflation of 3.8%.

The exchange rate between the CLP and the USD has been subject to nominal devaluations and appreciations in the past and may be subject to fluctuations in the future. For example, when comparing the average exchange rates for each period, the Chilean peso depreciated 12.8%, in 2020 while it appreciated 4.2% in 2021. In 2022, the Chilean peso depreciated 14.9% and in 2023 appreciated 3.8%. In 2024 the Chilean peso returned to a depreciative trend by depreciating 12.5%. When comparing the exchange rate as of the end of each period, the Chilean peso appreciated 5.0% in 2020, depreciated 18.8% and 1.3% in 2021 and 2022, depreciated 2.5% in 2023 and depreciated 13.6% in 2024.

In 2022, the price in USD of our main raw and packaging materials, such as malt, sugar, aluminum and PET, as well as oil prices, posted an upward trend in line with the main commodities around the world, generating cost pressure in our operations. In 2023, the price of some of these raw materials such as aluminum, PET and oil, decreased, but others, such as sugar continued increasing. In 2024, we experienced a decrease in prices in malt and PET, while aluminum, sugar and fruit pulp rose. We purchase these raw materials from domestic producers, in the countries where we operate, or in the international market. The prices of these materials are subject to volatility caused by market conditions and have experienced significant fluctuations over time reflecting global supply and demand for commodities as well as other factors, such as fluctuations in exchange rates, climate and social events, geopolitical conflicts, like the Russian invasion of Ukraine in 2022, and supply restrictions derived from the COVID-19 pandemic, over which we have no control. In addition, disruptions on international trade logistics have caused delays and difficulties on export shipments including significant increases in freights.

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

In addition, as of the date of this report, there are a number of bills that have either been approved, or being discussed in the Chilean Congress that could impact our operation. For further information and a description of these bills. (See ITEM 3: Key Information – Risk Factors – A. Risks related to business processes and B. Risks related to legal and regulatory changes and non-compliance).

In 2024, the Argentine economy contracted 1.7% and the Argentine peso, although at a lower extent than in the past, continued with a depreciation trend against the USD, posting a 216% depreciation on average, and 27.5% as of the end of each period. A weaker Argentine peso against the USD may negatively affect our consolidated financial results due to the fact that most of our raw material costs in Argentina are indexed to the USD. Our Argentine subsidiaries use the Argentine peso as their functional currency and their financial statements are translated to CLP for consolidation purposes, which may produce variations to the Company’s consolidated net income and shareholders’ equity, due to translation effects.

Argentina has faced in the past, and continues to face, high inflation rates. The increase in inflationary risk may also erode macroeconomic growth and limit the availability of financing, causing a negative impact on our operations. In the years 2019, 2020, 2022, 2023 and 2024, inflation in Argentina was approximately 36%, 51%, 95%, 211% and 118%, respectively. Consequently, given that the cumulative inflation rate exceeded 100% in the last three years, Argentina, as prescribed by IAS 29, was declared (and continues to be) a hyperinflationary economy as of July 1, 2018 (for more information see “Note 2” of our Consolidated Financial Statements as of December 2024 included herein).

In 2022, 2023 and 2024, in an attempt to curb increasing inflation, the Argentine government applied various methods to directly and indirectly regulate price increases of various consumer goods, including beer. We cannot assure you that these measures will change nor the extent to which they will impact our business and results of operations.

In April 2025, the Central Bank of Argentina announced an agreement with the International Monetary Fund (“IMF”), which includes a comprehensive financing package and a new regulatory framework. This announcement is part of a transition to exchange rate flexibility and the gradual removal of exchange controls. Among other measures announced, it was established that cash dividend repatriations for non-residents will no longer be subject to prior authorization from the Central Bank of Argentina for income derived from audited financial statements for fiscal periods ending in 2025 and thereafter. Additionally, a new BOPREAL (which stands for Bonos para la Reconstrucción de una Argentina Libre, in Spanish) program was introduced to address unpaid imports as of December 2023, as well as dividend repatriations for accumulated earnings from 2019 to 2024. BOPREAL are USD-denominated bonds issued by the Central Bank of Argentina to enable importers of goods and services to settle unpaid commercial debt accumulated due to past foreign exchange restrictions.

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

During the year ended on December 31, 2024, there have been no changes in the use of accounting principles or relevant changes in any accounting estimates with regard to previous years that have materially affected our consolidated financial statements (for more information see “Note 4 –Accounting Changes” of our Consolidated Financial Statements as of December 2024 included herein.

ITEM 6: Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth certain information with respect to the members of our board of directors:

Directors	Position	Position Held Since	At CCU Since
Francisco Pérez(1)	Chairman of the board	December 2023 (Chairman) July 1998 (Director)	February 1991
Carlos Molina	Vice Chairman of the board	May 2018 (Vice Chairman) April 2012 (Director)	April 2012
Vittorio Corbo	Director	April 2012	April 2012
Pablo Granifo	Director	April 2013	April 2013
Rodrigo Hinzpeter	Director	July 2015	July 2015
Rory Cullinan	Director	May 2018	May 2018
Marc Gross	Director	May 2020	May 2020
María Gabriela Cadenas	Director	October 2022	October 2022
Oscar Hasbún(1)	Director	December 2023	December 2023

(1) At the extraordinary board meeting held on September 28, 2023, Mr. Andrónico Luksic resigned to his position as chairman and director of Compañía Cervecerías Unidas S.A., effective as of December 29, 2023. In addition, the board of directors appointed Mr. Oscar Hasbún as replacement director. Additionally, the board of directors agreed to appoint Mr. Francisco Pérez as the new chairman of the board, who assumed this new position after the resignation of Mr. Andrónico Luksic had become effective. On the next ordinary shareholders meeting held on April 17, 2024, pursuant provisions of Article 32 of the Chilean Corporation Acts, the composition of the board of directors was fully renewed.

Francisco Pérez (67), has served as director of Compañía Cervecerías Unidas S.A. since July 1998 and previously, between 1991 and 1998, he held the position of chief executive officer of said company. The board of directors appointed Mr. Francisco Pérez as the new chairman of the board of directors of Compañía Cervecerías Unidas S.A., who assumed this new position after Mr. Andrónico Luksic's resignation became effective on December 29th, 2023. He is the chairman of the board of directors of Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A., Compañía Cervecerías Unidas Argentina S.A., Central Cervecera de Colombia S.A.S. and Zona Franca Central Cervecera S.A.S. Also, he is a member of the board of directors of Viña San Pedro Tarapacá S.A. and Compañía Pisquera de Chile S.A. In 1998 he was appointed chief executive officer of Quiñenco S.A., a position he holds to date and he is a member of the board of several companies, including Inversiones y Rentas S.A., Banco de Chile, Banchile Corredores de Seguros Limitada, LQ Inversiones Financieras S.A., Sociedad Matriz SAAM S.A., Nexans S.A., Hapag Lloyd and Invexans Limited. He is also chairman of the board of directors of Compañía Sud Americana de Vapores S.A., Empresa Nacional de Energía Enex S.A., Invexans S.A. and Tech Pack S.A. He received a degree in Business Administration from the Pontificia Universidad Católica de Chile and a Master’s degree in Business Administration from the University of Chicago.

Carlos Molina (68), has served as director of Compañía Cervecerías Unidas S.A since April 2012 and as vice chairman of the board since May 2018. He is also a member of the board of directors of Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A., Compañía Cervecerías Unidas Argentina S.A., Viña San Pedro Tarapacá S.A. and Compañía Pisquera de Chile S.A. He has over 30 years of management and strategic consulting experience in multiple industries, especially in beverages and consumer goods across the Americas. In beverages, his roles have included business development for Heineken Americas B.V.; planning and strategy for Femsa Cerveza S.A. de C.V.; and board member of Kaiser in Brazil. Prior to these roles, Mr. Molina was a partner in Booz, Allen & Hamilton, a global business consulting firm. In that role, he led strategy and supply chain efforts in supermarkets, food companies, high-end beverage and other consumer goods companies. Mr. Molina meets the independence criteria under the Securities Exchange Act of 1934, as amended, the Sarbanes-Oxley Act of 2002 and the corporate governance rules of the New York Stock Exchange, and therefore holds the position of member of the audit committee. Mr. Molina has a BBA (Bachelor of Business Administration) from the University of Houston, and an MBA from the University of Texas.

María Gabriela Cadenas (46), was appointed director of Compañía Cervecerías Unidas S.A. in October 2022. She is member of the board of directors of Cervecera CCU Chile Limitada and Embotelladoras Chilenas Unidas S.A. Additionally, she is senior vice president digital and technology, Americas – the Heineken company. She is a technology and business executive with more than 20 years of experience leading business transformation in industries such as consulting, telecommunications, financial services, pharmaceuticals and mass consumption. She has a strong track record of accelerating business growth by combining emerging technologies, business process optimization and shared services. Ms. Cadenas holds a degree in Systems Engineering from Universidad Metropolitana de Caracas, Venezuela and an MBA from Universidad Politécnica de Madrid, Spain. She has been recognized twice by HITEC Top 50, as leaders in Technology and Hispanic Digital Transformation.

Vittorio Corbo (82), has held the position of member of the directors’ committee of Compañía Cervecerías Unidas S.A., in his capacity as independent director, since he was elected director in April 2012, which he currently chairs. He was president of the Central Bank of Chile between 2003 and 2007, director of Banco Santander S.A. (Spain) between the years 2011-2014, chairman of the board of Banco Santander Chile between 2014 and 2018, and director of the Santander-México Group, Banco Santander Chile, ENDESA Chile and Seguros Sura. He is an economic advisor to large companies as well as Chilean family offices. He held senior management positions at the World Bank in Washington DC and has provided numerous consultancies to the World Bank, the Inter-American Development Bank, the U.S. Agency for International Development, the Canadian International Development Agency, the Swedish International Development Cooperation Agency, the Foundation for Advanced Studies in International Development of Japan and the Organization for Economic Cooperation and Development, as well as governments and central banks in Latin America. He was Professor of Economics in Canada, the United States and Chile. Mr. Corbo meets the independence criteria under the Securities Exchange Act of 1934, as amended, the Sarbanes-Oxley Act of 2002 and the corporate governance rules of the New York Stock Exchange, and therefore holds the position of member of the audit committee. Mr. Corbo holds a degree (in Business Administration) Economics from the Universidad de Chile and a Ph.D. in Economics from MIT.

Pablo Granifo (66), has served as director of Compañía Cervecerías Unidas S.A. since April 2013. He has been the chairman of the boards of directors of Banco de Chile since 2007, Viña San Pedro Tarapacá S.A. since 2013 and Quiñenco S.A. since 2023. He is a member of the board of directors of Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A. and Compañía Cervecerías Unidas Argentina S.A. Additionally, he is chairman of the boards of Banchile Asesorías Financieras S.A., Socofin S.A., and Banchile Administradora General de Fondos S.A. Also, he is a member of the board of directors of Empresa Nacional de Energía Enex S.A. and vice chairman of the board of directors of Compañía Sud Americana de Vapores S.A. Mr. Granifo holds a degree in Business Administration from the Pontificia Universidad Católica de Chile.

Rodrigo Hinzpeter (59), has served as director of Compañía Cervecerías Unidas S.A. since July 2015. He is also a member of the board of directors of Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A. and Compañía Cervecerías Unidas Argentina S.A. He is a director of Inversiones y Rentas S.A., Empresa Nacional de Energía Enex S.A., Enex Corp. Ltd. (UK), Enex CL Ltd. (UK), Invexans S.A., Invexans Limited (UK), Tech Pack S.A. and LQ Inversiones Financieras S.A. Through these positions he has acquired experience in the energy sector, commercial and manufacturing sectors. Since 2014 he has been the general counsel of Quiñenco S.A. Advisor of SOFOFA since 2017, association of which he is President of the Chile - Argentina Chapter, President of the Chile - Paraguay Chapter, and President of the Security Commission, all of said gremial entity. Before that he was Secretary of Interior Affairs (2010-2013) and, later, the Secretary of Defense of the Government of Chile (2013-2014). He holds a Law degree from the Pontificia Universidad Católica de Chile.

Rory Cullinan (65), has served as director of Compañía Cervecerías Unidas S.A. since May 2018. He is also a member of the board of directors of Cervecera CCU Chile Limitada and Embotelladoras Chilenas Unidas S.A. Mr. Cullinan has long experience across different countries and industries, working in Europe, Africa and America. Mr. Cullinan held various executive positions in the Royal Bank of Scotland (RBS), including as executive chairman of the Investment Bank and the Non Core Bank. At RBS, Mr. Cullinan helped design and execute the bank-wide restructuring during the 2008 financial crisis working with HM Treasury and the Bank of England. Prior to that, he served as an executive in private equity in Europe and Russia, Industrial Chemicals, and Banking in Africa and the USA. As a non-executive, he has worked and served as a board member and or chairman in water utilities, chemicals, retail, agriculture, private investment, and aviation leasing. He is currently the lead independent director of Acuren Corporation, which is listed on the New York Stock Exchange (NYSE).

Marc Gross (67), has served as director of Compañía Cervecerías Unidas S.A. since May 2020. He is also a member of the board of directors of Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A. and Compañía Cervecerías Unidas Argentina S.A. Mr. Gross has worked for Danone Group and Sara Lee. In 1995, Mr. Gross joined Heineken and worked in Greece as plant director. In 1999, he became regional operations & supply chain director Europe for Heineken and in 2002 took over the position of managing director of Heineken Netherland. In June 2005, he was appointed chief supply chain officer and member of the Global Executive Team. In this position, he was responsible for the supply chain, including manufacturing, worldwide as well as for R&D. During the period of 2010 until 2015, he held the position of chairman of Empaque Mexico. From 2012 until 2017, he also served as non-executive director of Keonys, a high tech company in France. Since June 2020, Mr. Gross has been principal advisor to the Executive Board of Directors of SHV for their global operations. Mr. Gross graduated as engineer from Ecole Nationale Supérieure des Arts et Métiers Paris, France and from Technical University Aachen, Germany.

Oscar Hasbún (56), has served as director of Compañía Cervecerías Unidas S.A. since December 2023. He is a member of the board of directors of Cervecera CCU Chile Limitada and Embotelladoras Chilenas Unidas S.A. In 2012 he was appointed chief executive officer of Compañía Sud Americana de Vapores S.A., a position he holds to date. He has been a member of the board of directors of Hapag-Lloyd AG since 2014 and also serves as chairman of its audit committee. Also, he has served as a director of Sociedad Matriz SAAM S.A. since 2015, and chairman of its board of directors since August 2017. Additionally, he is a director of Invexans S.A., director and chairman of the strategic and sustainability committee of Nexans S.A. (France) and has served as advisor of SOFOFA since 2017, as association for which he has served as its first vice chairman since 2023. In 2002 he joined the Quiñenco Group, where, until 2011, he managed the Luksic family's investments in Croatia, mainly in tourism and real estate industries. Previously, he was part of the executive area of Michelin in France and Chile. He received a degree in Business Administration from the Pontificia Universidad Católica de Chile.

Our Board of Directors, in addition to its individual experience in sustainability issues, shares a common experience, which is to monitor and promote the initiatives of the CCU 2030 Environmental Vision plan, particularly our goals to reduce emissions and water consumption, waste valorization, as well as matters related to the challenges of community relations, among others.

The principal business activities of our current and former 2023 and 2024 directors are summarized in the following table:

Directors	Business Activities
Francisco Pérez(1)	Chairman of Compañía Cervecerías Unidas S.A. and Quiñenco S.A.’s CEO
Carlos Molina	Director of Companies
Vittorio Corbo	Economist and Director of Companies
Pablo Granifo	Chairman of Quiñenco S.A., Banco de Chile and VSPT
Rodrigo Hinzpeter	General Counsel of Quiñenco S.A.
Rory Cullinan	Director of Companies
Marc Gross	Ex Chief Supply Chain Officer of Heineken
María Gabriela Cadenas	Senior Vice President Digital and Technology, Americas – The Heineken Company
Oscar Hasbún(1)	Compañía Sud Americana de Vapores S.A.’s CEO
Andrónico Luksic(1)	Former Chairman of Compañía Cervecerías Unidas S.A.

(1) At the extraordinary board meeting held on September 28, 2023, Mr. Andrónico Luksic resigned to his position as chairman and director of Compañía Cervecerías Unidas S.A., effective as of December 29, 2023. In addition, the board of directors appointed Mr. Oscar Hasbún as replacement director. Additionally, the board of directors agreed to appoint Mr. Francisco Pérez as the new chairman of the board, who assumed this new position after the resignation of Mr. Andrónico Luksic Craig became effective. The full renewal of the board of directors took place at the ordinary shareholders' meeting held on April 17, 2024, in accordance with the provisions of Article 32 of the Chilean Corporations Act.

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

Patricio Jottar (62), has served as our Chief Executive Officer (CEO) since 1998. Mr. Jottar is on the board of directors of a number of CCU’s subsidiaries and affiliated companies, including, among others: Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A., Compañía Cervecerías Unidas Argentina S.A., Viña San Pedro Tarapacá S.A., Aguas CCU-Nestlé Chile S.A., Cervecería Kunstmann S.A., Bebidas CCU-Pepsico SpA, Central Cervecera de Colombia S.A.S., Zona Franca Central Cervecera S.A.S., Aguas de Origen S.A. He is also chairman of the board of directors of Compañía Pisquera de Chile S.A. Prior to joining the Company, he was chief executive officer of Santander Chile Holding. Mr. Jottar holds a degree in Business Administration from the Pontificia Universidad Católica de Chile and a Master’s degree in Economics and Business Administration from the Instituto de Estudios Superiores de la Empresa, in Barcelona, Spain.

Felipe Dubernet (55), has been our Chief Financial Officer (CFO) since February 2014. He joined the Company in May 2011 and was the procurement officer until January 2014. He is currently a member of the board of directors of several subsidiaries, including Aguas CCU-Nestlé Chile S.A., Comercial CCU S.A., Fábrica de Envases Plásticos S.A. and Transportes CCU Limitada, among others. He is also chairman of the board of CRECCU S.A. Prior to joining us, he worked for 15 years at Unilever holding several positions in Supply Chain and Finance in Chile, Brazil and the United States. He holds a degree in Civil Engineering from the Pontificia Universidad Católica de Chile.

Juan Boned (54), joined CCU as general controller in August 2021. He is also the current chairman of the board of directors of Fábrica de Envases Plásticos S.A. Previously, he worked in the beverage industry with SABMiller in the areas of finance, procurement, client services, tele-sales and transformation, working in emerging and mature markets in Latin America and Europe. Prior to joining CCU, from 2017 to 2019 he served as Global Head of Shared Services at Heineken and from 2019 through August 2021 he served as chief financial officer for the start-up of Heineken’s business in Peru. He holds a degree in Public Accounting from the University of Buenos Aires and an MBA from the International University of Cataluña.

Gabriela Ugalde (60), serves CCU as our Chief Human Resources Officer since April 2018. Before joining CCU, she led Organizational Development at Quiñenco starting in 2014. Throughout her career, Gabriela has held significant roles in multinational companies, including Nestlé, where she was responsible for Compensation and Benefits across the Austral America Region, as well as Banco Itau. She has also contributed her expertise to local companies such as Banco de Chile and Falabella, where she held leadership positions in Human Resources and Marketing. Gabriela currently serves on the board of Fundación Carlos Vial Espantoso, a non-profit organization focused on promoting positive labor relations. She holds a degree in Psychology and a Master’s degree, both from the Pontificia Universidad Católica de Chile.

Felipe Benavides (49), has been our general counsel since March 2015. He is currently a member of the board of directors of several subsidiaries, including Aguas CCU-Nestlé Chile S.A., Transportes CCU Limitada and Fábrica de Envases Plásticos S.A. in Chile; Andrimar S.A., Marzurel S.A. and Milotur S.A. in Uruguay; Bebidas Bolivianas BBO S.A. in Bolivia; and Americas Distilling Investments LLC in USA. He is also chairman of the board of directors of CCU Inversiones S.A. Previously, he was the general counsel at SMU S.A. from 2013 to March 2015. He was also a senior associate at Cariola, Diez, Pérez Cotapos and an international associate for Debevoise & Plimpton LLP (New York). He received his Law degree from the Pontificia Universidad Católica de Chile and an LLM from Duke University.

Barbara Wolff (49), has been our corporate and sustainability affairs officer since October 2022 and has been at the Company, specifically in VSPT Wine Group, since 2008. She is currently a member of the board of directors of the Beer Trade Union ACECHI and CRECCU S.A. She led Corporate Affairs, Sustainability, and Innovation at VSPT Wine Group before joining us. She has a degree in Business and Administration from Universidad Adolfo Ibañez.

Antonio Cruz (43), joined CCU as corporate development manager in June 2017. He is currently chairman of the board of directors of Comercial CCU S.A. Also, he is a member of the board of directors of Bebidas Bolivianas BBO S.A. in Bolivia, as well as Andrimar S.A., Marzurel S.A. and Milotur S.A. in Uruguay, among others. He has been with CCU since June 2015, and before joining us, he worked at Quiñenco within its Business Development division. He holds a degree in Business Administration from the Pontificia Universidad Católica de Chile and an MBA from Columbia University in New York.

Matías Bebin (42), was appointed as general manager of Cervecera CCU Chile Limitada and general manager of Comercial CCU S.A. since August 2023. He is the chairman of the board of La Barra S.A. and Cervecería Austral S.A. He is also member of the board of CRECCU S.A., Comercial CCU S.A., Cervecería Kunstmann S.A. and Bebidas Carozzi CCU SpA. Previously, he was Sales Manager of CCU Chile, before that he was the General Manager of Compañía Pisquera de Chile S.A. since January 2014 until 2018. Prior to this position he was the Planning & Finance Manager for Compañía Pisquera de Chile S.A. He has been with the Company since 2006, working in different subsidiaries, including Embotelladoras Chilenas Unidas S.A. He received a degree in Business Administration from the Pontificia Universidad Católica de Chile and an MBA from Berkeley University.

Eduardo Ffrench-Davis (43), was appointed in August 2023 as general manager of Embotelladoras Chilenas Unidas S.A., and Bebidas Ecusa SpA. He is the chairman of the board of directors of Aguas CCU-Nestlé Chile S.A., Bebidas CCU-Pepsico SpA, Manantial S.A., Transportes CCU Limitada and Bebidas Carozzi CCU SpA. He is also a member of the board of directors of AV S.A., Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A. in Paraguay; La Barra S.A. in Chile. He has been with the Company since 2006, working in different subsidiaries, such as Heineken Sales Manager, Planning & Finance Manager for Compañía Pisquera de Chile S.A., Non-Alcoholic Marketing Manager and Water General Manager of Aguas CCU-Nestlé. He received a degree in Civil Engineering from the Pontificia Universidad Católica de Chile and a Master’s degree in Information Technology from the same university, an MBA from Babson College and a Negotiation & organizational conflict management Program at Harvard University.

Julio Freyre (60), has been the general manager of Compañía Cervecerías Unidas Argentina S.A. since August 2021, and of Compañía Industrial Cervecera S.A. He is also a board of directors’ member of the above companies and Aguas Danone de Argentina S.A. He is vice chairman of the board of directors of Aguas de Origen S.A. Between 2007 and 2012 he also held the position of operations manager and between 2012 and 2014 he had regional responsibility over the administrative/financial operations of Argentina, Uruguay and Paraguay. Previously, he was the manager of administration, finance and development of Compañía Cervecerías Unidas Argentina S.A. from 2003 to 2007 Prior to joining the Company, he worked at Anheuser-Busch for ten years. He received a Bachelor's degree in Business Administration from the Catholic University of Uruguay and an MBA from Saint Joseph's University in Philadelphia.

Sebastián Landi (50), has been our international business manager since November 2019. He is the chairman of the board of directors of Andrimar S.A., Marzurel S.A., Milotur S.A. in Uruguay and in Paraguay of AV S.A., Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A. He is also vice chairman of Bebidas Bolivianas BBO S.A. Previously, he worked at Clorox since 2004, where he held various positions in marketing and then as general manager of Peru and finally as general manager for Argentina, Paraguay & Uruguay. He is a chemical engineer and holds a Master’s degree in Strategic Marketing.

Domingo Jiménez (45), is the general manager of Compañía Pisquera de Chile S.A. He is also chairman of the board of directors of D&D SpA and a member of the board of directors of La Barra S.A. in Chile and Americas Distilling Investments LLC in the USA. Previously, he was the finance director at Cervecera CCU Chile Limitada. He has been with the Company since 2004, working in different subsidiaries, as well as Heineken Americas and Heineken USA. He received a degree in Business Administration from the Pontificia Universidad Católica de Chile.

Pedro Herane (55), has been the general manager of Viña San Pedro Tarapacá S.A. since April 2013. He is currently the chairman of the board of directors of Finca La Celia S.A. and member of the board of directors of La Barra S.A. Prior to his current position, he was the commercial manager in charge of the domestic market at Viña San Pedro Tarapacá S.A. Prior to joining CCU, he held the position of senior group manager at Procter & Gamble, where he worked for ten years in multiple positions in Chile, Latin America and the United States. He received a Bachelor’s degree in Business from University Adolfo Ibáñez in Chile and a Master’s degree in Marketing and Communications from the Paris School of Management (ESCP – EAP) in France.

Juan Martín Vannicola (45), has been the corporate industrial processes manager since April 2020. He is currently a member of the board of directors of Fábrica de Envases Plásticos S.A. Previously, he held various supply chain positions at Heineken since 2009. He worked in the Netherlands as Global Logistics consultant, in the USA as regional logistics manager of the Americas, and in Greece as supply chain director, in charge of breweries, malt companies, water plants and the distribution operations. He holds an Industrial Engineering degree from Instituto Tecnológico de Buenos Aires, Argentina. He also graduated from the Logistics Management Program in the Eindhoven University of Technology, the Netherlands.

Our senior managers are full time employees; therefore, they do not perform principal business activities outside the Company.

B.	Compensation

The Board of Directors’ gross compensation is determined by the shareholders at the annual shareholders’ meeting. As approved at the ordinary shareholders´ meeting held on April 17, 2024, the directors’ monthly remuneration, for their attendance to meetings, independent of the number of meetings held in each period, was fixed at UF 100 per director, and UF 200 for the chairman, plus an amount equivalent to 3% of the distributed dividends, for the board as a whole, at a rate of one-ninth for each director and in proportion to the time each one served as such during the year 2024. If the distributed dividends exceed 50% of the Net income attributable to equity holders of the parent company, the board of directors’ variable remuneration shall be calculated over a maximum of 50% of such net income. Those directors that are members of the directors’ committee (See ITEM 6: C. Board Practices – Directors’ Committee) receive a monthly gross remuneration of UF 50 for attendance to directors’ committee meetings, independent of the number of meetings held in such period, plus the amount that, as the percentage of the dividends, is required to complete one third of the total remuneration a director is entitled to, pursuant to Article 50 bis of the Chilean Corporations Act and Regulation No. 1,956 of the CMF. Directors that are members and observers of the audit committee receive a monthly gross remuneration for attendance to audit committee meetings, regardless of the number of meetings held in the period of UF 50. UF stands for “Unidad de Fomento” which is an inflation linked accounting unit used in Chile. As of March 31, 2025, its value corresponded to CLP 38,894.11.

The described gross compensation for board members was also approved for 2025 at the shareholders’ meeting held on April 16, 2025.

In 2024, the total compensation paid by us and our subsidiaries to each of our directors for services rendered was as follows:

	Attendance	Dividend Participation(2)
	Meetings fee(2)	2023(3)	2024(4)	Total
		(in thousands of CLP)
Andrónico Luksic(1)	—	68,102	—	68,102
Carlos Molina	301,784	146,069	144,652	592,505
Francisco Pérez	320,283	146,069	144,652	611,004
Vittorio Corbo	84,300	128,245	144,652	357,197
Pablo Granifo	257,949	105,197	144,652	507,798
Rodrigo Hinzpeter	261,321	69,549	144,652	475,522
Rory Cullinan	179,850	69,549	144,652	394,051
Marc Gross	221,986	69,549	144,652	436,187
María Gabriela Cadenas	115,988	69,549	144,652	330,189
Oscar Hasbún Martínez	179,850	1,447	144,652	325,949
Total	1,923,311	873,325	1,301,868	4,098,504

(1) Resigned as chairman and director of Compañía Cervecerías Unidas S.A., effective December 29, 2023.
(2) Includes the remuneration for members of the audit and directors’ committees.
(3) Charged to 2023’s distributable Net Income. Considering the final dividend paid in 2024.
(4) Charged to 2024’s distributable Net Income. Considering the interim dividend paid in 2024.

For the year ended December 31, 2024, the aggregate amount of compensation paid by us to all our directors was CLP 4,098 million. For the year ended December 31, 2024 the amount of compensation paid to our senior managers registered at the CMF was CLP 9,128 million (CLP 8,931 million in 2023) and no severance indemnities to senior managers were paid for 2024 (CLP 2,187 million in 2023).

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

At the extraordinary board meeting held on September 28, 2023, Mr. Andrónico Luksic resigned to his position as chairman and director of Compañía Cervecerías Unidas S.A., effective as of December 29, 2023. In addition, the board of directors appointed Mr. Oscar Hasbún as replacement director. Additionally, the board of directors agreed to appoint Mr. Francisco Pérez as the new chairman of the board, who assumed this new position after the resignation of Mr. Andrónico Luksic Craig became effective. Therefore, the board of directors was composed of Messrs. Francisco Pérez, Carlos Molina, Vittorio Corbo, Pablo Granifo, Rodrigo Hinzpeter, Marc Gross, Rory Cullinan, Oscar Hasbún and María Gabriela Cadenas until the full renewal of the board of directors took place at the ordinary shareholders' meeting held on April 17, 2024, in accordance with the provisions of Article 32 of the Chilean Corporations Act.

As stated above, the shareholders´ meeting held on April 17, 2024 proceeded to the full renewal of the board, being elected as directors, for a term of three years, Messrs. Francisco Pérez, Carlos Molina, Vittorio Corbo, Pablo Granifo, Rodrigo Hinzpeter, Marc Gross, Rory Cullinan, Oscar Hasbún and María Gabriela Cadenas. Additionally, at the extraordinary board meeting held on the same date, Mr. Francisco Pérez was elected chairman of the board and Mr. Carlos Molina vice-chairman.

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

According to the Chilean Securities Market Act and the Chilean Corporations Act, corporations whose market capitalization reaches or exceeds UF 1.5 million (as of March 31, 2025 approximately CLP 58,341 million) and at least 12.5% of its outstanding shares with voting rights are in the possession of shareholders that individually control or possess less than 10% of such shares, shall designate a “comité de directores” or “directors’ committee” and appoint at least one independent director. The directors’ committee shall be composed of three members and at least one member shall be independent. If the market capitalization or stock percentage falls below this threshold, the obligation to designate a directors’ committee no longer applies. However, corporations which do not meet these requirements may voluntarily assume the obligations concerning the directors’ committee, in which case they shall strictly follow the provisions of the Chilean Corporations Act.

Pursuant to the Chilean Corporations Act, as amended, including Law No. 21,314 published on April 13, 2021, the powers and duties of the directors’ committee are as follows:

●	to examine the independent accountants’ reports, the balance sheets, and other financial statements submitted by the corporation’s managers or liquidators to the shareholders, and issue an opinion about them prior to their submission for shareholder approval;
●	to propose to the board of directors the independent accountants and the risk rating agencies, which the board must then propose to the shareholders. Should the board of directors disagree with the proposal of the directors’ committee, the board shall be entitled to make its own proposal, submitting both to the shareholders for their consideration;
●	to examine the documentation concerning related-party transactions of the Company and its subsidiaries, and to produce a written report on such transactions. A copy of the report shall be delivered to the board, and shall be read at the board meeting in which the transaction is presented for approval or rejection;
●	to propose to the board of directors a general policy aimed at managing conflicts of interest, and requiring them to issue an opinion regarding the usual practice policy established pursuant to the second paragraph of Article 147 of Chapter XVI of the Chilean Corporations Act;
●	to examine the managers’, principal executive officers’ and employees´ remuneration policies and compensation plans;
●	to prepare an annual report of the performance of its duties, including the principal recommendations to shareholders;
●	to advise the board of directors as to the suitability of retaining the independent accounting firm to provide non-audit services, which are not prohibited by the Chilean Securities Market Act, if the nature of such services could impair the accountant’s independence from the company; and
●	all other matters contemplated in our bylaws or entrusted to the directors’ committee by a shareholders’ meeting or the board of directors.

Regarding related party transactions mentioned in the third bullet point above, Chapter XVI of the Chilean Corporations Act applies to open stock corporations and its subsidiaries, while dispositions of Articles No. 44, 89 and 93 of the Chilean Corporations Act, are applicable only to closely held corporations, which are not subsidiaries of an open stock corporation. (See ITEM 7: Major Shareholders and Related Party Transactions).

Pursuant to the Chilean Corporations Act, as amended by Law No. 21,314 referred to above, the CMF may, by means of a general rule, establish the requirements and conditions that directors must meet in order to be considered independent directors. On March 11, 2025, the CMF issued General Rule No. 533, which (i) sets forth requirements and conditions that must be satisfied for directors to be deemed independent pursuant to Chilean law, effective as of November 11, 2026 and, therefore, this regulation will apply for the elections of boards of directors taking place on or after such date; and (ii) regulates director election policies for subsidiaries supervised by the CMF to be issued by parent companies no later than December 11, 2025.

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

The compensation of our directors’ committee members, as approved at the shareholders’ meeting held on April 16, 2025, consists of a monthly gross remuneration (effective as of May 2025) for attendance to directors’ committee meetings, independent of the number of meetings held in each period, of UF 50 (as of March 31, 2025, approximately CLP 1,945 thousand), plus the amount required to complete the remaining third of the remuneration of a director.

The same remuneration package was approved for 2023 and 2024 at the shareholders’ meetings held on April 12, 2023 and April 17, 2024, respectively.

The shareholders shall determine the budget of the directors’ committee and those of its advisors, which, pursuant to the Chilean Corporations Act, shall not be less than the aggregate amount of the annual remuneration of the committee members. The directors’ committee shall be allowed to request the recruitment of professionals to fulfill its duties within the limits imposed by the budget. The activities of the directors’ committee, the annual report of the performance of its duties and its expenses, including its advisors’ expenses, shall be included in the annual report and conveyed to the shareholders. The budget of the directors’ committee and its advisors, approved at the shareholders’ meetings held on April 12, 2023, April 17, 2024 and April 16, 2025 is equal to the aggregate amount of the annual remuneration of the committee members.

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

Due to the fact that, in accordance with the provisions of article 50 bis of the Chilean Corporations Act, the chairman of the board of directors may not be a member of the directors´ committee, unless he is an independent director, at the board meeting held on December 4, 2023, Mr. Pérez resigned as a member of the directors´ committee and, additionally, as an observer of the audit committee. At the same meeting, the board of directors resolved that Mr. Hinzpeter will participate in the audit committee meetings as an observer. Consequently, the audit committee was composed of Mr. Corbo and Mr. Molina, participating Mr. Hinzpeter on an observer status.

Additionally, due to the election of a new board of directors at the shareholders´ meeting held on April 17, 2024, the board of directors, at the meeting held the same date, appointed Messrs. Vittorio Corbo and Carlos Molina to our audit committee, both of whom meet the independence criteria under the Exchange Act and under the NYSE Rules. The board of directors also resolved that director Rodrigo Hinzpeter shall participate in the audit committee’s meetings as observer.

The duties of the audit committee are:

●	To be responsible for the hiring, remuneration and supervision of the work of public accounting firms hired to prepare or issue audit reports or review or certify such reports. The external auditors shall report directly to the audit committee regarding such matters.
●	Resolve disputes that arise between our administration and the external auditors with regard to financial reports.
●	Grant approval prior to the contracting of non-audit services provided by the external auditors.
●	Establish a procedure for receiving and responding to complaints received with regard to accounting, accounting controls or other auditing matters whereby employees may anonymously and confidentially report their concerns related to these matters.
●	Establish an annual budget for expenses and hiring of external consultants.

The audit committee meets regularly and also holds meetings with our managers, our comptroller, and our internal and external auditors in order to discuss a variety of topics related to its duties.

As approved at the shareholders’ meeting held on April 16, 2025, members and observers of the audit committee are entitled to receive (with effect as of May 2025) a compensation consisting of a monthly gross remuneration for their attendance to audit committee meetings, independent of the number of meetings held in each period, of UF 50 (as of March 31, 2025, approximately CLP 1,945 thousand). The same compensation was approved at the shareholders’ meeting held on April 12, 2023 and April 17, 2024.

The total annual budget for operating cost and advisors of the audit committee, approved at each of the shareholders’ meetings referred to above, amounts to UF 2,000.

D.	Employees

The following table shows the breakdown of our employees with indefinite contract by operating segments as of December 31 for each of the years listed below:

	2022	2023	2024
Chile	5,053	4,881	4,657
International Business	2,502	2,546	3,199
Wine	1,395	1,405	1,350
Others(1)	404	422	432
Total	9,354	9,254	9,638
(1)	Includes corporate head office functions only.

The following table shows the breakdown of all our employees by type of contract as of December 31, 2024:

Type of contract	Women	Men	Total
Indefinite	1,810	7,828	9,638
Fixed Term	96	698	794
Work or task	57	216	273
Consolidated Total	1,963	8,742	10,705

All employees whose contracts are terminated for reasons other than misconduct are entitled by law to receive a severance payment. In the last three years, we made severance payments in the amounts of CLP 12,808 million, CLP 20,682 million and CLP 21,683 million, respectively.

In Chile, permanent employees are entitled to a basic severance payment, as required by law, of one month’s salary for each year, or six-month portion thereof, worked. This condition is subject to a limitation of a total payment of no more than 11 months’ pay for employees hired after August 14, 1981. Severance payments to employees hired before August 14, 1981 are not subject to this limitation. Our employees who are subject to collective bargaining agreements have a contractual benefit to receive a payment in case of resignation, consisting of a payment of one monthly base salary for each full year worked, not subject to a limitation on the total amount payable but subject to a limitation on the total number of employees who can claim the severance benefit during any one year. In 2024, we laid off 532 employees.

Chile Operating segment, Wine Operating segment and Other

In the Chile and Wine Operating segments and Other, as of December 31 of the last three years, we had a total of 6,852, 6,708 and 6,439 permanent employees, respectively. As of December 2024, 4,353 were represented by 46 labor unions. The average tenure of our permanent employees was approximately nine years.

Unionized employees represent approximately 67% of our total permanent workforce. Our management believes it generally has a good relationship with the labor unions representing our employees.

During 2024, 2,887 employees renewed their collective contracts, most of them for a period of two years.

We do not maintain any pension fund or retirement program for our employees. Workers in Chile are subject to a national pension fund law which establishes a system of independent pension plans, administered by Administradoras de Fondos de Pensiones (“AFPs”). We have no liability for the performance of the pension plans or any pension payments to be made to our employees.

In addition to our permanent work force, as of December 31, 2024, we had 725 temporary employees, who were hired for specific time periods to satisfy short-term needs.

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

In Argentina, unionized employees represent approximately 64% of our total permanent workforce, moreover in Uruguay and Bolivia this number represents 58% and 33% of our total permanent workforce, respectively.

In addition to our permanent work force, as of December 31, 2024, we had 342 temporary employees, who were hired for specific time periods to satisfy short-term needs.

E.	Share Ownership

Except as disclosed in “ITEM 7: Major Shareholders and Related Party Transactions – A. Major Shareholders”, as of March 31, 2025, our senior management and our board members in the aggregate directly owned less than one percent of our shares.

We do not maintain stock options or other programs involving our employees in the capital of the Company.

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

ITEM 7: Major Shareholders and Related Party Transactions

A.	Major Shareholders

Our only outstanding voting securities are our shares of our common stock. The following table sets forth information concerning the ownership of our common stock as of March 31, 2025:

	Number of shares owned	Ownership %
Inversiones y Rentas S.A. (“IRSA”)(1)	218,109,273	59.03%
Inversiones IRSA Limitada(1)	25,279,991	6.84%
Controlling Shareholders	243,389,264	65.87%
JPMorgan Chase Bank N.A. (ADRs)	54,667,973	14.80%
Banco de Chile por cuenta de CEP Luxembourg Client	1,025,725	0.28%
Banco de Chile por cuenta de CITI NA London Client	881,775	0.24%
Banco de Chile por cuenta de CITI NA New York Client	3,805,617	1.03%
Banco de Chile por cuenta de Merrill L.	200	0.00%
Banco de Chile por cuenta de State Street	6,474,692	1.75%
Banco de Chile por cuenta de Terceros No Residentes	1,159,632	0.31%
Banco Santander por cuenta de Inv. Extranjeros	9,469,861	2.56%
Banco Santander-HSBC Bank PLC London Client Account	87,478	0.02%
Custodian banks	22,904,980	6.20%
AFPs as a group (Chilean pension funds)	11,388,775	3.08%
Our directors and senior management as a group(2)(3)	19,240	0.01%
TOTAL	332,370,232	90.05%
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
(3) As of March 31, 2025, our director Francisco Pérez has a 0.004% direct ownership interest in Compañía Cervecerías Unidas S.A. with 14,897 shares. Our director Vittorio Corbo indirectly owns 4,343 shares of Compañía Cervecerías Unidas S.A., equivalent to 0.001%, through the ownership of Vittorio Corbo y Asociados Limitada, of which it holds 80%.

To the best of our knowledge, our beneficial shareholders who, directly or indirectly, own more than 5% of the outstanding shares of our common stock are Inversiones y Rentas S.A. with 59.03% and Inversiones IRSA Limitada with 6.84%, as of March 31, 2025 and as of the date of this annual report.

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

As of March 31, 2025, JPMorgan Chase Bank N.A. (“JPMorgan”), the depositary for our ADR facility, was the record owner of 54,667,973 shares of our common stock 14.80% of the outstanding common stock) deposited in our ADR facility.

As of March 31, 2025, we had 3,698 shareholders of record. All shareholders have equal voting rights. It is not practicable for us to determine the number of our ADSs or our common shares beneficially owned in the United States as the depositary for our ADSs only has knowledge of the record holders, including the Depositary Trust Company and its nominees. As a result, we are not able to ascertain the domicile of the final beneficial holders represented by the one ADS record holder in the United States. Likewise, we cannot readily determine the domicile of any of our foreign shareholders who hold our common stock, either directly or indirectly.

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

Pursuant to Chapter XVI of the Chilean Corporations Act referenced above, a related-party transaction shall be any and all negotiation, agreement or operation between the open stock corporation and any one of the following:

●	one or more related persons pursuant to the Chilean Securities Market Act;

●	a director, manager, administrator, principal executive officer or liquidator of the company, personally or acting on behalf of a person other than the company, or their respective spouses or close relatives (e.g. parents, father/mother in law, sisters, brothers, sisters/brothers in law);

●	company or concern in which the persons referred to in the above clause are the owners, directly or indirectly through any other individual or corporation, of 10% or more of its capital; or of which any of the persons referred to in the above clause are a director, manager, administrator, principal executive officer thereof;

●	those contemplated by the bylaws of the company or upon sufficient grounds determined by the directors’ committee, as the case may be, which can include subsidiaries in which the company owns, directly or indirectly, at least 95% of the equity or capital stock; and

●	those in which the office of director, manager, administrator, principal executive officer or liquidator has been held by a director, manager, administrator, principal executive officer or liquidator of the company within the prior 18 months.

The following persons are considered under the Chilean Securities Market Act to be related persons:

●	any entities within the financial conglomerate to which the company belongs;

●	corporate entities that have, with respect to us, the character of parent company, affiliated companies or subsidiary. Parent companies are those that control directly or indirectly more than 50% of the subsidiary’s voting stock (or participation, in the case of business organizations other than stock companies), or that may otherwise elect or appoint, or cause the election or appointment, of the majority of the directors or officers. A limited partnership (sociedades en comandita) may likewise be a subsidiary of a corporation, whenever the latter has the power to direct or guide the administration of the general partner (gestor) thereof. For these purposes, affiliated companies are those where one of them, without actually controlling the other, owns directly or indirectly 10% or more of the latter’s voting stock (or equity, in the case of business organizations other than stock companies), or that may otherwise elect or appoint, or cause the election or appointment of, at least one board member or manager;

●	persons who are directors, managers, administrators, principal executive officers or liquidators of us, and their spouses or their close relatives (i.e. parents, father/mother in law, sisters, brothers, sisters/brothers in law); as well as any other entity controlled by, directly or indirectly, any one of the above; and

●	any person who, whether acting alone or in agreement with others, may appoint at least one member of our management or controls 10% or more of our voting capital.

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

The reports of the independent advisors shall be made available to the shareholders by the board on the business day immediately following their receipt by the company, at the company’s business offices and on its internet site, for a period of at least 15 business days from the date the last report was received from the independent advisor, and such arrangement shall be communicated to the shareholders by means of a “Material Event” (Communication sent to the CMF and the stock markets in Chile).

The directors shall decide whether the transaction is in the best interest of the corporation, within five business days from the date the last report was received from the independent advisors.

6.	When the directors of the company must decide on a related party-transaction, they must expressly state the relationship with the transaction counterparty or the interest involved. They shall also express their opinion on whether the transaction is in the best interest of the corporation, their objection or objections that the directors’ committee may have expressed, as well as the conclusions of the reports of the advisors. The opinions of the directors shall be made available to the shareholders the day after they were received by the company, at the business offices of the company as well as on its internet site, and such arrangement shall be reported by the company as a “Material Event”.

7.	Notwithstanding the applicable sanctions, any infringement of the above provisions will not affect the validity of the transaction, but it will grant the company or the shareholders the right to sue the related party involved in the transaction for reimbursement to the company of a sum equivalent to the benefits that the operation reported to the counterpart involved in the transaction, as well as indemnity for damages incurred. In this case, the defendant bears the burden of proof that the transaction complies with the requirements and procedures referred to above.

Notwithstanding the above, the following related party transactions may be executed, pursuant to letters a), b) and c) of Article 147 of the Chilean Corporations Act, as amended by Law No. 21,314 published on April 13, 2021, without complying with the requirements and procedures stated above, with prior authorization by the board:

1.	Transactions that do not involve a “material amount”. For this purpose, any transaction that is both greater than UF 2,000 (as of March, 31, 2025, approximately CLP 77 million) and in excess of 1% of the corporation’s equity, or involving an amount in excess of UF 20,000 (as of March 31, 2025, approximately CLP 773 million) shall be deemed to involve a material amount. All transactions executed within a 12-month period that are similar or complementary to each other, with identical parties, including related parties, or objects, shall be deemed to be a single transaction.

2.	Transactions that pursuant to the company’s policy of usual practice as determined by its board of directors, are in the ordinary course of business of the company. Any agreement or resolution establishing or amending such policies shall require the prior opinion of the directors’ committee and shall be communicated to the CMF as a “Material Event” when appropriate. The company’s policy of usual practice shall contain at a minimum that information required by the CMF by means of a general regulation, and shall be available at all times to the company’s shareholders at the corporate offices and, in the case of companies who have one, published on their corporate website. However, the aforementioned policy may not authorize the execution of acts or contracts comprising more than 10% of the company's assets.

3.	Transactions between legal entities in which the company possesses, directly or indirectly, at least 95% of the equity of the counterpart.

Notwithstanding the above, the CMF may require the company to disclose to its shareholders and to the general public the details of any related party transactions that have been carried out, by means of a general regulation.

The usual practice policy adopted by the board of directors in the meeting held on January 13, 2010, as amended on July 6, 2011, July 5, 2016, and December 5, 2018, as well as the fully restated usual practice policy approved by the board of directors on August 7, 2024 pursuant to General Rule No. 501 of the CMF, remains available to shareholders at the Company’s offices in Avenida Vitacura No. 2670, 23rd Floor, Santiago, Chile, and on the web site www.ccuinvestor.com. The foregoing website is provided for informational purposes only, and the information thereon is not incorporated into this annual report.

As stated above, on January 8, 2024, the CMF issued General Rule No. 501, effective and enforceable as of September 1, 2024, which establishes the minimum requirements related party transactions must meet in order to be carried out under the usual practice policy, and regulates the public disclosure of related party transactions (whether or not they have been executed under the usual practice policy).

Regarding the usual practice policy, General Rule No. 501 sets forth that companies must, (i) justify the need of having a usual practice policy and (ii) the characteristics and conditions that operations must meet to be carried out under such policy, including, among others: a) counterparties to the operations, b) maximum amount per operation (expressed as a proportion of the income, expenses, equity, assets or liabilities of the respective entity, individual or consolidated, and comply with the limits of letter b) of article 147 of the Chilean Corporations Act, that is, the aforementioned policy may not authorize the execution of acts or contracts comprising more than 10% of the company's assets), and c) usual nature of the operation in consideration of the business purpose (only operations which are usual in consideration of the business purpose of the respective entity may be included in the usual practice policy, without prejudice to the fact that, in order to be considered usual, the operations must have terms and conditions that are market-based and similar to operations previously entered into, be recurrent, and not have a relevant effect on the economic, financial or legal situation of the entity). In addition, the usual practice policy shall include control mechanisms for the operations contained in the usual practice policy, the designation of a person or body responsible for compliance of the control mechanisms of the usual practice policy, and the mechanisms for the disclosure of the complete and updated usual practice policy.

CCU S.A. adapted its usual practice policy to the requirements of the new General Rule No. 501, which was approved by the board of directors on August 7, 2024, and the first semester report issued pursuant to said policy was published on the Company´s website in January 2025.

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

We engage in a variety of transactions with affiliates of the Luksic Group and Heineken, the beneficial owners of IRSA, as well as with other shareholders of ours. Currently, Quiñenco and Heineken Chile SpA, a Chilean corporation (sociedad por acciones) whose current controller is Heineken International B.V., a Dutch limited liability company, subsidiary of Heineken N.V., are the only shareholders of IRSA, each with a 50% equity interest (See ITEM 4: Information on the Company – C. Organizational Structure).

On November 30, 2005, we and Heineken Brouwerijen B.V. amended the license and technical assistance agreements which provide us with the exclusive rights to produce, sell and distribute Heineken beer in Chile and Argentina commencing June 18, 2003. These agreements have an initial term of ten years beginning in June 2003, renewable for subsequent periods of five years. (See ITEM 4: Information on the Company – B. Business Overview – Production and Marketing – Chile Operating segment and ITEM 4: Information on the Company – B. Business Overview – 4. Production and Marketing – International Business Operating segment).

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

On November 10, 2014, Central Cervecera de Colombia S.A.S. and Heineken Brouwerijen B.V. signed a Trademark License Agreement which provides us with the exclusive rights to import, produce, sell and distribute Heineken beer in Colombia. This agreement has an initial term of thirteen years as of March 1, 2015, and will each year thereafter (January 1) be automatically renewed for subsequent five-year periods unless, starting in 2029, any party gives notice of its decision not to renew, in which case the agreement will be in force until the expiration of the latest renewal period. This agreement was amended on March 29, 2019 to include Zona Franca Central Cervecera S.A.S. as a brewer for the production of Heineken in Colombia.

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

On April 4, 2016, Central Cervecera de Colombia S.A.S. and Heineken Brouwerijen B.V. signed a Trademark License Agreement which provides us with the exclusive rights to import, produce, sell and distribute Tecate beer in Colombia. This agreement came into force on April 1, 2016, will continue to be in force until February 28, 2028, and each year thereafter (January 1) will be automatically renewed for subsequent five-year periods unless, starting in 2029, any party gives notice of its decision not to renew, in which case the agreement will be in force until the expiration of the latest renewal period. This agreement was amended on March 29, 2019 to include Zona Franca Central Cervecera S.A.S. as a brewer for the production of Tecate in Colombia.

On September 27, 2017, Central Cervecera de Colombia S.A.S. and Heineken Brouwerijen B.V. signed the Trademark License Agreement which provides us with the exclusive rights to import, produce, sell and distribute Sol beer in Colombia. This agreement came into force on July 1, 2017, will continue to be in force until February 28, 2028, and shall each year thereafter (January 1) be automatically renewed for subsequent five-year periods unless, starting in 2029, any party gives notice of its decision not to renew, in which case the agreement will be in force until the expiration of the latest renewal period.

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

On April 20, 2018, Bebidas del Paraguay S.A. and Heineken Brouwerijen B.V. signed a Trademark License Agreement and a Distribution Agreement which provides us with the exclusive rights to produce, sell and distribute Heineken beer in Paraguay. These agreements have an initial term of five years from May 1, 2018 and will be automatically renewed for subsequent three-year periods unless any party gives notice of its decision not to renew. Therefore, and as agreed on June 11, 2018, the Trademark License Agreement entered on November 28, 2012, by CICSA and Heineken Brouwerijen B.V., which provided CICSA with the exclusive rights to produce, sell and distribute Heineken beer in Paraguay, was terminated with retroactive effects as of April 30, 2018 and, in its place, Heineken Brouwerijen B.V. and CICSA entered into a supply agreement which provided CICSA the non-exclusive right to sell and supply Heineken Lager in the Paraguayan market to Bebidas del Paraguay S.A., for a period of five years beginning on April 30, 2018. On September 6, 2023 Bebidas del Paraguay S.A. and Heineken Brouwerijen B.V. entered into an Amendment to the Trade Mark License Agreement dated April 20, 2018 in order to include the Heineken 0.0 and the Heineken Silver brands with retroactive effect to August 1, 2023, and a provision that, absent prior agreement in writing between the parties to this agreement, products subject to the agreement shall be purchased and acquired only from CICSA in Argentina and/or Cervecera CCU Chile Ltda.

On November 13, 2018, we and Heineken Brouwerijen B.V. signed an Amendment Agreement to the Amended and Restated Trademark License Agreement with Cervecera CCU Chile Limitada dated October 12, 2011, in order to include, as of January 1, 2018, the trade mark Heineken 0.0 to the Trade Marks we have the exclusive rights to produce, sell and distribute in Chile.

On November 1, 2019, Bebidas del Paraguay S.A. and Amstel Brouwerijen B.V. signed the Distribution Agreement which provides us with the exclusive rights to distribute Amstel beer in Paraguay, effective as of October 1, 2019. This agreement has an initial term of five years, and will be automatically renewed for subsequent three-year periods, unless any party gives notice of its decision not to renew, in which case the agreement will be in force until expiration of the first period or the respective subsequent period.

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

On September 6, 2023, Cervecera CCU Chile Ltda. and Heineken Brouwerijen B.V. entered into a supply agreement which provided Cervecera CCU Chile Ltda. the non-exclusive right to sell and supply Heineken, Heineken 0.0 and Heineken Silver in the Paraguayan market to Bebidas del Paraguay S.A., for a period of four years beginning on September 1, 2023.

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

Since the establishment of our directors’ committee in 2001, as required by the Chilean Corporations Act, it has reviewed all related-party contracts, before being sent to our board of directors for approval, which was standard practice prior to the creation of the directors’ committee. The above does not include related-party transactions that fall within the exemptions contemplated in letters a), b) and c) of Article 147 of the Chilean Corporations Act, which includes those executed according to the usual practice policy adopted by the board of directors on January 13, 2010 as amended on July 6, 2011, July 5, 2016 and December 5, 2018 and restated on August 7, 2024. Our principal related-party contracts include rental of properties, the rendering of services and product sales, among others.

Our principal transactions[13] with related parties for the twelve-month period ended December 31, 2024, are detailed below:

Company	Relationship	Transaction	Amount (in millions of CLP)
Aguas Danone de Argentina S.A.	Associate of subsidiary	Services received	219
Aguas de Origen S.A.	Joint venture of subsidiary until June 30, 2024	Consignation sales/ Sales of products/Services received	69,329
Amstel Brouwerijen B.V.	Related to the controller's shareholder	Royalty	1,592
Ana Yakisich	Shareholder of subsidiary	Sale of shares /Share exchange - Acquisition and Delivery of shares	14.458
Andrónico Luksic Craig	Related to the controller's shareholder	Sales of products	14
Antofagasta Minerals S.A.	Related to the controller's shareholder	Related to the controller's shareholder	1
Antonio Vierci	Shareholder of subsidiary	Sale of shares /Share exchange - Acquisition and Delivery of shares	14,458
Banchile Corredores de Bolsa S.A.	Related to the controller's shareholder	Investment / Investment Rescue	17,803
Banco de Chile	Related to the controller's shareholder	Investment / Investment Rescue /Sales of products/Services received/Derivate	122,710
Canal 13 SpA.	Related to the controller's shareholder	Services received	983
Central Cervecera de Colombia S.A.S.	Joint venture	Capital contribution/Reimbursement of expenses/Service received	11,345
Cervecera Valdivia S.A.	Shareholder of subsidiary	Dividends paid	834
Cervecería Austral S.A.	Joint venture	Sales of products/Purchase of products/Dividends received/Service received/Service provided	31,028
Cervecería Kunstmann Ltda.	Related to non-controlling subsidiary	Collection of product sales/Sales of products/Services received	1,537
Comercial Patagona Ltda.	Subsidiary of joint venture	Sales of products/Service received	13,877
Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Shareholder of subsidiary	Purchase of products/Services received/Dividends paid	9,647
Danone Argentina S.A.	Relacionada a la asociada de subsidiaria	Purchase of products/Services received	169
Ecor Ltda.	Related to the subsidiary's shareholder	Services received	275
Empresa Nacional de Energía Enex S.A.	Related to the controller's shareholder	Purchase of products/Services received	1,015
Empresas Carozzi S.A.	Shareholder of joint operation	Purchase of products/Sales of products	8,620
ENEX Paraguay S.R.L.	Related to the controller's shareholder	Services received/Purchase of products/Sales of products	28
Francisco Pérez Mackenna	Chairman of CCU	Sales of products	1
Hapag-Lloyd Chile SpA.	Related to the controller's shareholder	Services received	105
Heineken Brouwerijen B.V.	Related to the controller's shareholder	Purchase of products/Royalty/ Service received	33,077
Inversiones BEBINV S.A.	Related to the subsidiary's shareholder	Capital contribution	2,708
Inversiones Enex S.A.	Related to the controller's shareholder	Sales of products	2,160
Inversiones Irsa Ltda.	Related to the controller	Dividends paid	5,121
Inversiones PFI Chile Ltda.	Shareholder of joint operation	Dividends paid/Services provided	29,745
Inversiones Punta Brava S.A.	Related to the controller's shareholder	Sales of products/Service received	120
Inversiones y Rentas S.A.	Controller	Dividends paid	44,192
MBB SpA.	Shareholder of subsidiary	Purchase of shares	250
Nestlé Chile S.A.	Shareholder of subsidiary	Dividends paid	9,428
Panda SpA.	Shareholder of subsidiary	Purchase of shares	250
Quiñenco S.A.	Controller's shareholder	Sales of products	21
RDF Media SpA.	Related to the controller's shareholder	Services received	192
Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Subsidiary shareholder until April 29, 2024	Sale of shares	209
SAAM Extraportuario S.A.	Related to the controller's shareholder	Services received	14
SAAM Logistics S.A.	Related to the controller's shareholder	Services received	528
Societé des Produits Nestlé S.A.	Related to the subsidiary's shareholder	Royalty	666
Sudameris Bank S.A.E.C.A.	Related until February 20, 2024	Purchase of shares	31,549
Transbank S.A.	Related to the controller's shareholder	Services received	186

[13] See “Note 11” to our Consolidated Financial Statements included herein for detailed information.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8: Financial Information

A.	Consolidated Statements and Other Financial Information

See ITEM 18: Financial Statements and ITEM 19: Exhibits for the Company's Financial Statements and notes, audited by PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada.

Wine Exports

We, through our subsidiary VSPT, exported wine to more than 90 countries in 2024. VSPT is the second-largest wine exporter in Chile. (See ITEM 4: Information on the Company – B. Business Overview – Competition – Wine Operating segment).

The following table presents our total wine exports by volume and sales, as of December of the last three years as percentage of consolidated volume and sales for the last three years:

	2022	2023	2024
Exports (thousands of liters) (1)	66,273	55,428	57,845
% of total consolidated sales volume	1.93%	1.64%	1.71%
Exports (CLP million) (1)	150,163	116,184	133,519
% of total consolidated sales	5.54%	4.53%	4.60%

Legal Proceedings

See “Note 35 - Contingencies and Commitments” of our Financial Statements as of December 31, 2024 included herein.

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

Our board of directors announced at our annual ordinary shareholders’ meeting held on April 17, 2024, its dividend policy for future periods, authorizing the distribution of cash dividends in an amount at least equal to 50% of our Net income of the year attributable to equity holders of the parent company under IFRS for the previous year. Our dividend policy is subject to change in the future due to changes in Chilean law, capital requirements, economic results and/or other factors. Same dividend policy was announced at the ordinary shareholders’ meeting held on April 16, 2025.

During our annual ordinary shareholders’ meeting held on April 14, 2021, a dividend of CLP 139.16548 per share of common stock (CLP 278.33096 per ADS using the ratio as of December 20, 2012 of 1 ADS to 2 common shares) was approved, in addition to the interim dividend of CLP 56 per share of common stock (CLP 112 per ADS) distributed on December 30, 2020. Together, these dividend payments amounted to CLP 72,114 million, representing 75% of the Net income of the year attributable to equity holders of the parent company for 2020.

The board of directors, in its meeting held on October 6, 2021, approved the distribution, with a charge to 2021’s Net income attributable to equity holders of the parent company, of an interim dividend of CLP 200 per share of common stock (CLP 400 per ADS), totaling CLP 73,900,574,400, which was paid as of October 29, 2021. Additionally, the board of directors, in its meeting held on March 9, 2022, resolved to propose to the next ordinary shareholders meeting, the distribution, with charge to 2021’s Net income attributable to equity holders of the parent company, of a final dividend of CLP 200 per share of common stock (CLP 400 per ADS). The proposal, representing a total payment of CLP 73,900,574,400, was approved at our annual ordinary shareholders’ meeting held on April 13, 2022 and the final dividend was paid as of April 28, 2022 to shareholders of record at midnight on April 22, 2022. Collectively, these dividend payments amount to CLP 147,801 million, representing 74.21% of the “Net income of the year attributable to equity holders of the parent company” for 2021.

Additionally, at an extraordinary meeting held on October 13, 2021, the board of directors agreed to propose to an extraordinary shareholders’ meeting held on November 24, 2021, the distribution of dividend No. 263 in an amount of CLP 447 per share (CLP 894 per ADR), for an aggregate sum of CLP 165,168 million to be charged against retained earnings.

On November 24, 2021, the distribution of such dividend was approved by the extraordinary shareholders’ meeting and payment was made available to shareholders beginning on December 3, 2021.

The board of directors, at its meeting held on December 7, 2022, approved the distribution, with a charge to 2022’s Net income attributable to equity holders of the parent company, of an interim dividend of CLP 135.1 per share of common stock (CLP 270.2 per ADS), totaling CLP 49,919,838,008, which was paid as of December 29, 2022. Additionally, the board of directors, in its meeting held on March 8, 2023, resolved to propose to the next ordinary shareholders' meeting, the distribution, with charge to 2022’s Net income attributable to equity holders of the parent company, of a final dividend of CLP 24.80181 per share of common stock (CLP 49.60362 per ADS). The proposal, representing a total payment of CLP 9,164,340,025, was approved at our annual ordinary shareholders’ meeting held on April 12, 2023 and the final dividend was paid as of April 27, 2023 to shareholders of record at midnight on April 21, 2023. Collectively, these dividend payments amount to CLP 59,084 million, representing 50.00% of the Net income of the year attributable to equity holders of the parent company for 2022.

The board of directors, at its meeting held on November 8, 2023, approved the distribution, with a charge to 2023’s Net income attributable to equity holders of the parent company, of an interim dividend of CLP 86.49907 per share of common stock (CLP 172.99814 per ADS), totaling CLP 31,961,654,790, which was paid as of November 29, 2023. Additionally, the board of directors, in its meeting held on March 6, 2024, resolved to propose to the next ordinary shareholders´ meeting, the distribution, with charge to 2023’s Net income attributable to equity holders of the parent company, of a final dividend of CLP 85.06042 per share of common stock (CLP 170.12084 per ADS). The proposal, representing a total payment of CLP 31,430,069,484, was approved at our annual ordinary shareholders’ meeting held on April 17, 2024 and the final dividend was paid as of April 30, 2024 to shareholders of record at midnight on April 24, 2024. Collectively, these dividend payments amount to CLP 63,392 million, representing 60.00% of the Net income of the year attributable to equity holders of the parent company for 2023.

The board of directors, at its meeting held on November 6, 2024, approved the distribution, with a charge to 2024’s Net income attributable to equity holders of the parent company, of an interim dividend of CLP 117.5 per share of common stock (CLP 235 per ADS), totaling CLP 43,416,587,460, which was paid as of November 28, 2024. Additionally, the board of directors, in its meeting held on March 5, 2025, resolved to propose to the next ordinary shareholders' meeting, the distribution, with charge to 2024’s Net income attributable to equity holders of the parent company, of a final dividend of CLP 100.28470 per share of common stock (CLP 200.5694 per ADS). The proposal, representing a total payment of CLP 37,055,484,668, was approved at our annual ordinary shareholders’ meeting held on April 16, 2025 and the final dividend will be paid as of April 30, 2025 to shareholders of record at midnight on April 24, 2025. Collectively, these dividend payments amount to CLP 80,472 million, representing 50.00% of the Net income of the year attributable to equity holders of the parent company for 2024.

The following table sets forth the amounts of interim and final dividends and the aggregate amounts of such dividends per share of common stock and per ADS in respect of each of the years indicated:

Year ended	CLP Per share (1)					USD Per ADS (2)
December 31	Interim	Final (3)		Total		Interim	Final (3)		Total
2020	56	139.17		195.17		0.16	0.40		0.56
2021	200	200.00	(4)	400.00	(4)	0.50	0.47	(4)	0.97	(4)
2022	135.1	24.80		159.90		0.31	0.06		0.37
2023	86.50	85.06		171.56		0.20	0.18		0.38
2024	117.50	100.28		217.78		0.24	0.11		0.35

(1) Interim and final dividend amounts are expressed in historical Chilean pesos
(2) USD per ADS dividend information provided solely for reference purposes only, as we pay all dividends in CLP. The amounts shown above have been adjusted to reflect this change. The Chilean peso amounts as shown here have been converted into USD at the respective observed exchange rate in effect at each payment date or, in respect of the final dividend payable for the year ended December 31, 2024, at the observed exchange rate in effect as of April 24th, 2025. Note: The Federal Reserve Bank of New York does not report a noon buying rate for CLP.

(3) The final dividend with respect to each year is declared and paid within the first five months of the subsequent year.
(4) Excludes dividend No. 263 in an amount of CLP 447 per share charged against retained earnings.

Pursuant to current Chilean foreign exchange regulations, a shareholder who is not a resident of Chile does not need to be authorized as a foreign investor in order to receive dividends, sale proceeds or other amounts with respect to its shares remitted outside Chile, but the investor must inform the Central Bank about any such transactions and must remit foreign currency through the formal exchange market. See ITEM 10. Additional Information – D. Exchange Controls, for additional information on how ADR holders may remit currency outside Chile. Dividends received in respect of shares of common stock by holders, including holders of ADRs who are not Chilean residents, are subject to Chilean withholding taxes. (See ITEM 10: Additional Information – E. Taxation).

B.	Significant Changes

Nothing to report.

ITEM 9: The Offer and Listing

A.	Offer and Listing Details

For the periods indicated, the table below sets forth the reported high and low closing sales prices for the common stock on the Stock Exchanges in Chile as well as the high and low sales prices of the ADSs as reported by the NYSE. (For more information on offer and listing details also see ITEM 10: The Offer and Listing – C. Markets).

Santiago Stock Exchange			NYSE
(per share of common stock)			(per ADS)
	High	Low	High	Low
	(CLP)	(CLP)	(CLP)	(CLP)
Years
2017	9,300	6,820	29.72	20.31
2018	9,587	7,848	30.35	24.30
2019	9,990	6,850	29.48	17.80
2020	7,868	4,125	20.22	10.72
2021	8,699	5,161	21.82	14.72
2022	7,100	4,476	17.78	9.31
2023	7,390	5,009	17.74	10.82
2024	6,139	4,769	13.74	10.00
2022
1st quarter	7,100	5,490	17.78	13.52
2nd quarter	5,999	5,400	15.38	12.36
3rd quarter	6,173	4,476	12.75	9.31
4th quarter	5,950	4,701	13.51	10.17
2023
1st quarter	6,653	5,300	16.60	12.59
2nd quarter	6,930	5,950	17.48	14.62
3rd quarter	7,390	5,605	17.74	12.35
4th quarter	5,872	5,009	13.61	10.82
2024
1st quarter	5,900	5,363	13.05	11.15
2nd quarter	6,139	5,280	13.74	11.20
3rd quarter	5,753	4,769	12.52	10.00
4th quarter	5,925	5,066	11.97	10.65
Last six months
October 2024	5,530	5,140	11.70	10.82
November 2024	5,680	5,296	11.60	10.65
December 2024	5,880	5,610	11.97	11.06
January 2025	5,975	5,740	12.26	11.11
February 2025	6,660	5,900	14.14	11.79
March 2025	7,247	6,590	15.65	13.70

During the last three years, no significant trading suspensions of the Company’s stock have occurred.

B.	Plan of distribution

Not applicable.

C.	Markets

Our common stock is currently traded on the Santiago Stock Exchange and in the Chile Electronic Stock Exchange, under the symbol “CCU”. The Santiago Stock Exchange accounted for approximately 83.8%, 87.8% and 87.6% of the trading volume of our common stock in Chile in 2022, 2023 and 2024, respectively. The remaining 16.2%, 12.2% and 12.4% respectively, was traded mainly on the Chile Electronic Stock Exchange. Shares of our common stock were traded in the United States on the NASDAQ Stock Market between September 24, 1992 and March 25, 1999 and on the NYSE since March 26, 1999, in the form of ADSs, under the symbol “CCU”, with such ADSs being evidenced by ADRs, which until December 20, 2012, had each represented five shares of our common stock. Starting on December 20, 2012, the ratio was changed so that each ADS represented two shares of our common stock. The ADSs are issued under the terms of a deposit agreement dated September 1, 1992, as amended and restated on July 31, 2013, among us, JPMorgan, as depositary, and the holders from time to time of the ADSs.

The trading volume of our ADSs in the NYSE in the last three years is as follows:

Year	Quarter	Traded Volume (thousands of ADS)

2022	1st quarter	9,136
	2nd quarter	10,602
	3rd quarter	21,903
	4th quarter	13,357
	Total	54,998

2023	1st quarter	10,074
	2nd quarter	6,035
	3rd quarter	8,800
	4th quarter	16,837
	Total	41,746

2024	1st quarter	10,348
	2nd quarter	6,452
	3rd quarter	12,784
	4th quarter	10,443
	Total	40,027

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10: Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Provided below is a summary of certain material information found in our bylaws and provisions of Chilean law. This summary is not exhaustive. For more information relating to the items discussed in this summary, the reader is encouraged to read our updated bylaws, available on our website at www.ccu.cl or www.ccuinvestor.com. The information on our website is not incorporated by reference into this document.

Registration and corporate purposes. We are a public corporation (sociedad anónima abierta) organized by means of a public deed dated January 8, 1902, executed before the notary public of Valparaíso, Mr. Pedro Flores, and our existence was approved by Supreme Decree No. 889 of the Treasury Department, dated March 19, 1902, both of which were recorded on the reverse of folio 49, No. 45 of Valparaíso’s Registry of Commerce for 1902, and published in Chile’s Official Gazette on March 24, 1902.

The last amendment to our articles of association, which incorporates the resolutions of the extraordinary shareholders’ meeting held on June 18, 2013, that approved to increase the capital of the Company, by the issuance of 51,000,000 shares, were set forth in a public deed dated June 18, 2013, executed before the notary public of Santiago, Eduardo Diez Morello, an extract of which was recorded on the folio 48,216 No. 32,190 of the Santiago Registry of Commerce for 2013, published in the Official Gazette on June 25, 2013.

Under Article 4 of our bylaws, the corporation’s principal purpose is to produce, manufacture and market alcoholic and non-alcoholic beverages, to manufacture containers and packaging, and to provide transportation services, among other businesses.

Directors. Under the Chilean Corporations Act, a corporation may not enter into a contract or agreement in which a director has a direct or indirect interest without prior approval by the board of directors, and then only if it is in the interest of the company, the price, terms and conditions are similar to those prevailing in the market at the time of its approval and the transaction complies with the requirements and procedures stated in Chapter XVI of the Chilean Corporations Act regarding Related Party Transactions. (See ITEM 7: Major Shareholders and Related Party Transactions).

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

Rights, preferences and restrictions regarding shares. At least 30% of our Net income for each fiscal year is required to be distributed as dividends in cash to our shareholders, unless our shareholders unanimously decide otherwise. Any remaining profits may be used to establish a reserve fund (that may be capitalized at any time, amending the corporate bylaws by the vote of a majority of the voting stock issued), or to pay future dividends.

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

The Chilean Corporations Act also provides shareholders with the right to withdraw from a corporation in certain situations. Unless there is an ongoing bankruptcy proceeding, if a shareholders’ meeting approves any of the following matters, dissenting shareholders will be automatically entitled to withdraw from the corporation upon payment by the corporation of the market value of their shares:

●	our transformation into a different type of legal entity;
●	our merger with and/or into another company;
●	the disposition of 50% or more of the corporate assets, whether or not liabilities are also transferred, to be determined according to the balance sheet of the previous fiscal year, or the proposal or amendment of any business plan that contemplates the transfer of assets exceeding said percentage; the disposition of 50% or more of the corporate assets of a subsidiary, which represents at least 20% of the assets of the corporation, as well as any disposition of shares which results in the parent company losing its status as controller;
●	the granting of real or personal guarantees to secure third-party obligations exceeding 50% of the corporate assets, except when the third party is a subsidiary of the company (in which case approval of the board of directors will suffice);
●	the creation of preferences for a series of shares or the increase, extension or reduction in the already existing ones. In this case, only dissenting shareholders of the affected series shall have the right to withdraw;
●	curing certain formal defects in the corporate charter which otherwise would render it null and void or any modification of its bylaws that should grant this right; and
●	other cases provided for by statute or in our bylaws, if any.

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

Shareholders’ meetings. Our annual shareholders' meetings are to be held during the first four months of each year. During the meetings, determinations are made relating to particular matters, which matters may or may not be specifically indicated in the summons for such a meeting.

The quorum for a shareholders' meeting is established by the presence, in person or by proxy, of shareholders representing at least an absolute majority of our issued voting stock; if a quorum is not present at the time of the first call of the meeting, a second call of the meeting can be reconvened and upon the meeting being reconvened, shareholders present at the time of the second call of the reconvened meeting are deemed to constitute a valid quorum regardless of the percentage of the voting stock represented. In that case, decisions will be made by the absolute majority of stock with voting rights present or otherwise represented. The following matters are specifically reserved for annual meetings:

●	review of our state of affairs and of the reports of external auditors, and the approval or rejection of the annual report, balance sheet, financial statements and records submitted by our officers or liquidators;
●	distribution of profits of the respective fiscal year, including the distribution of dividends;
●	election or revocation of regular and alternate board members, liquidators and external auditors; and
●	determination of the remuneration of the board members, directors’ committee remuneration and budget, designation of the newspaper where summons for meetings shall be published and, in general, any other matter to be dealt with by the annual meeting being of corporate interest and not specifically reserved to extraordinary shareholders' meetings.

Extraordinary shareholders' meetings may be held at any time, when required by corporate necessity. During extraordinary meetings, determinations are made relating to any matter which the law or the Company's bylaws reserve for consideration by such extraordinary meetings, which matters shall be expressly set forth in the relevant summons. When in an extraordinary shareholders' meeting determinations relating to matters specifically reserved to annual meetings must be made, the operation and decisions of such extraordinary meetings will follow the requirements applicable to annual meetings. The following matters, are specifically reserved for extraordinary meetings:

●	dissolution of the corporation;
●	transformation, merger or spin-off of the corporation and amendments to its bylaws;
●	issuance of bonds or debentures convertible into stock;
●	the disposition of 50% or more of the corporate assets, whether or not liabilities are also transferred, to be determined according to the balance sheet of the previous fiscal year, or the proposal or amendment of any business plan that contemplates the transfer of assets exceeding said percentage, the disposition of 50% or more of the corporate assets of a subsidiary, which represent at least 20% of the assets of the corporation, as well as any disposition of shares which results in the parent company losing its status of controlling shareholder; and
●	guarantees of third parties' obligations, except when these third parties are subsidiary companies (in which case approval of the board of directors will suffice).

In addition to the above, annual and extraordinary shareholders' meetings must be called by the board of directors in the following circumstances:

●	when requested by shareholders representing at least 10% of issued stock with voting rights regarding closely held corporations; and
●	when required by the CMF, notwithstanding its right to call such meetings directly.

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

Article 14 of the Chilean Corporations Act forbids open stock corporations from including in their bylaws any provisions restricting the free transferability of stock. However, shareholders may enter into a private agreement on this matter, but, in order for these agreements to be effective against the company and third parties, they must be recorded by the corporation and thus made available to any interested third parties. (See ITEM 6: Directors, Senior Management and Employees – A. Directors and Senior Management).

Takeover defenses. Our bylaws do not contain any provisions that would have the effect of delaying, deferring or preventing a change in control of us and that would operate only with respect to a merger, acquisition or corporate restructuring involving us (or any of our subsidiaries). (See ITEM 10: Additional Information – B. Memorandum and Articles of Association – Rights, preferences and restrictions regarding shares).

Ownership threshold. Our bylaws do not contain any ownership threshold above which shareholder ownership must be disclosed. For a description of the ownership thresholds mandated by Chilean law. (See ITEM 10: Additional Information – B. Memorandum and Articles of Association – Rights, preferences and restrictions regarding shares).

Our bylaws do not impose any conditions that are more stringent than those required by law for effecting changes in our capital.

C.	Material Contracts

Not applicable.

D.	Exchange Controls

General Legislation and Regulations. The Central Bank of Chile is responsible for, among other things, monetary policies and exchange controls in Chile. Foreign investments can be registered with the Central Bank of Chile under Chapter XIV of the Central Bank Foreign Exchange Regulations, which regulates foreign exchange transactions, including access to the Formal Exchange Market. Pursuant to Law No. 20,780, on June 25, 2015 Law No. 20,848 was enacted, replacing Decree Law No. 600 of 1974 and establishing a new statute for direct foreign investments (henceforth, the "New Statute for Foreign Investment"). The New Statute for Foreign Direct Investments went into effect as of January 1, 2016. Foreign investors in companies that maintain a valid foreign investment agreement with the Government of Chile pursuant to the regulations of Decree Law No. 600 will fully retain the rights and obligations set forth in said agreements, provided that the agreements were executed prior to January 1, 2016. The New Statute for Foreign Investment does not grant investors eligibility for a tax invariability regime, which was granted to them by Decree Law No. 600. However, a transitory 4 four-year system was established, under which foreign investors could have requested foreign investment authorizations via the execution of agreements with the Government of Chile, albeit subject to a total income tax rate of 44.5%. This transitory system expired on January 1, 2020.

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

Notwithstanding the aforementioned, on January 25th, 2024, the Central Bank of Chile issued an entirely new set of Foreign Exchange Regulations (the “2026 Rules”), whose applicability will start on January 1st, 2026, and whose provisions preserve the general principles established in the current Chapter XIV on 'Regulations applicable to Credits, Deposits, Investments, and Capital Contributions from Abroad'.

The 2026 Rules simplify the current content of the Foreign Exchange Regulations, by structuring the entire text thereof into two chapters; the first one that regulates the foreign exchange policy and rules; and the second one that provides a detailed regulation on the information to be provided in connection with the foreign exchange operations through a new system called “SICAM” (Sistema de Información Cambiaria).

In this regard, Chapters I and II of the current Foreign Exchange Regulations are merged into the new Chapter I of the 2026 Rules, provided however that said Chapter I of the 2026 Rules broadens the foreign exchange transactions that must be carried out through the Formal Exchange Market and reported by the parties involved, which shall include:

a)	Transactions related to assets and liabilities from and with abroad made by banking companies and custodians established in Chile.
b)	Transactions related to assets and liabilities from and with abroad made by natural persons or legal entities that do not have the status of institutional investors.
c)	Transactions with derivative instruments to be carried out with persons domiciled or resident abroad and transactions with derivative instruments to be carried out in Chile with entities of the Formal Exchange Market on foreign underlying assets.

These transactions must be reported by the parties to the Central Bank of Chile using the systems provided thereof.

Also, Chapter I of the 2026 Rules updates the obligations to be fulfilled by the entities of the Formal Exchange Market, in terms of simplifying the type of information to be provided.

Chapter II of the 2026 Rules merge the provisions of Chapters XII, XIII and XIV of the current Foreign Exchange Regulations, establishing the rules for the delivery of information to the Central Bank by the entities of the Formal Exchange Market in connection with foreign exchange transactions.

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

When funds to acquire shares of our common stock or to acquire shares for subsequent deposit and eventual conversion into ADSs are received by us abroad (i.e., outside of Chile), such investment must be reported to the Central Bank directly by the foreign investor within ten days following the end of the month in which the investment was made, according to number 2.2 of Chapter XIV of the Manual, using its Appendix No. 4.

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

Chilean Tax Considerations

The following discussion is based on certain Chilean income tax laws presently in effect, including Rulings No. 324 of January 29, 1990, and No. 3,708 of October 1, 1999 of the Chilean Internal Revenue Service and other applicable regulations and rulings currently in force. The discussion summarizes the principal Chilean income tax consequences of an investment in the ADSs or shares of common stock by an individual who is not domiciled in or a resident of Chile or a legal entity that is not organized under the laws of Chile and does not have a permanent establishment located in Chile which we refer to as a “foreign holder”. For purposes of Chilean law, an individual holder is a resident of Chile if he or she has resided in Chile for more than one hundred and eighty-three days in a twelve-month period. An individual holder is domiciled in Chile if he or she resides in Chile with the purpose of staying in Chile (such purpose to be evidenced by circumstances such as the acceptance of employment within Chile or the relocation of his or her family to Chile or by filing a sworn statement asking to be considered as domiciled in Chile). This discussion is not intended as tax advice to any particular investor, which can be rendered only in light of that investor’s particular tax situation. Neither is it intended to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase, own or dispose of shares or ADSs and does address all of the tax consequences that may be relevant to specific holders in light of their particular circumstances. Holders of shares and ADSs are advised to consult their own tax advisors concerning the Chilean or other tax consequences relating to the ownership of shares or ADSs.

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

Cash dividends and Other Distributions. Cash dividends paid by us with respect to the ADSs or shares of common stock held by a foreign holder will be subject to a 35.0% withholding tax, which is withheld and paid by us (the “Chilean Withholding Tax”). A credit against the Chilean Withholding Tax is available based on the level of corporate income tax, or first category tax, actually paid by us on the taxable income to which the dividend is imputed; however, this credit does not reduce the Chilean Withholding Tax on a one-for-one basis because it also increases the base on which the Chilean Withholding Tax is imposed. The modifications incorporated to the Chilean income tax law by Act No. 21,210 enacted on February 24, 2021, provide for taxpayers’ subject to Article 14 letter A of the Chilean income tax law, a First Category Income tax at a rate of 27%.

The corporate income tax is a credit for shareholders resident or domiciled in countries that have a Convention for the Avoidance of Double Taxation in force with Chile that are the effective beneficiaries of the dividends.

For other non-resident shareholders, the credit for the corporate tax paid on such income may be used with a limit of 65% of its amount. In these cases, the effective rate is 44.45% from 2018 thereafter.

The foregoing tax consequences apply to cash dividends paid by us. Dividend distributions made in kind (other than shares of common stock) will be subject to the same Chilean tax rules as cash dividends.

Capital Gains. Gain realized on the sale, exchange or other disposition by a foreign holder of ADSs (or ADRs evidencing ADSs) will not be subject to Chilean taxation, provided that such disposition occurs outside Chile or that it is performed under the rules of Title XXIV of the Chilean Securities Market Act. The deposit and withdrawal of shares of common stock in exchange for ADRs will not be subject to any Chilean taxes, according to Rulings No. 1,705 of May 15, 2006 and No. 2,144 of October 3, 2013.

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

The tax basis of shares of common stock received in exchange for ADSs will be the acquisition value of such shares. The valuation procedure set forth in the deposit agreement, which has been analyzed by the Chilean Internal Revenue Service pursuant to Ruling Nº 324 of 1990, values shares of common stock that are being exchanged at the highest price at which they trade on the Santiago Stock Exchange on the date of the exchange, generally will determine the acquisition value for this purpose. Consequently, the conversion of ADSs into shares of common stock and sale of such shares of common stock for the value established under the deposit agreement will not generate a capital gain subject to taxation in Chile. Ruling No. 324 of 1990 specifically analyzes the tax regime applicable to share transactions held with foreign investors through ADRs.

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

As per the amendments introduced by Law No. 21,420 of 2022 to the income tax law, from September 2, 2022, the general exemption for the capital gain derived from the sale of shares of Chilean public corporations has been abolished, and instead, a 10% capital gains tax applies on that income.

Besides from the general treatment, exemptions are maintained for institutional investors, under No.9 of Article 107 of the income tax law and Article 9 transitory of Law No. 20,712.

Pursuant to Article 107, No. 9 of the Chilean income tax law, the sale of shares of Chilean public corporations which are actively traded on a Chilean stock exchange by a foreign institutional investor is not levied with any Chilean tax on capital gains if the sale or disposition is made:

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
b.	within 90 days after the shares would have ceased to be significantly traded on the stock exchange. In such a case, the gains exempted from Chilean taxes on capital gains will be up to the average price per share of the last 90 days. Any gains above the average price obtained by a foreign investor will be subject to Withholding Tax at a rate of 35%.

For these purposes, an institutional investor is defined by Article 4 bis of the Chilean Securities Market Act (No. 18,045) and it includes banks, financial institutions, insurance companies and fund managers authorized by law. Other entities are authorized by the Chilean Financial Market Commission.

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

According to the abrogated Article 106, the disposition must be done through a Chilean stock exchange authorized by the CMF, in a tender offer carried out according to Title XXV of the Chilean Securities Market Act, or through redemption of quotas.

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

Also, transitional Article 5 of Act No. 20,712 indicates that the funds regulated by Law No. 18,657 (Investments Funds of Foreign Capital) will maintain the applicable tax regime of Article 106. In other words, the distribution abroad of profits obtained by these funds, arising out of the investments described in Article 106, will be exempt from Chilean income tax, as long as they do not transform into one of the funds created by Act No. 20,712.

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

As used below, a “U.S. holder” is a beneficial owner of common stock or ADSs that is, for U.S. federal income tax purposes:

●	an individual citizen or resident of the United States;
●	a corporation (or an entity taxable as a corporation) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;
●	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
●	a trust if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (B) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

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

Taxation of Distributions

Since January 1, 2017, we are subject to Chile’s Partially Integrated System, which may affect the U.S. federal income tax treatment of distributions on our common stock or ADSs. See ITEM 10, Additional Information—E. Taxation—Chilean Tax Considerations—Cash dividends and Other Distributions above. In general, distributions with respect to the common stock or ADSs will, to the extent made from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, constitute dividends for U.S. federal income tax purposes. If a distribution exceeds the amount of our current and accumulated earnings and profits, as so determined under U.S. federal income tax principles, the excess will be treated first as a non-taxable return of capital to the extent of the U.S. holder’s tax basis in the common stock or ADSs, and thereafter as capital gain. We do not intend to maintain calculations of our earnings and profits under U.S. federal income tax principles and, unless and until such calculations are made, U.S. holders should assume all distributions are made out of earnings and profits and constitute dividend income. As used below, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes.

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

Under current law, the U.S. dollar amount of dividends by an individual with respect to the ADSs will be subject to taxation at a reduced rate if the dividends represent “qualified dividend income”. Dividends paid on the ADSs will be treated as qualified dividend income if (i) the ADSs are readily tradable on an established securities market in the United States, (ii) the U.S. holder meets the holding period requirement for the ADSs (generally more than 60 days during the 121-day period that begins 60 days before the ex-dividend date), and (iii) we were not in the year prior to the year in which the dividend was paid, and are not in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange, and should qualify as readily tradable on an established securities market in the United States so long as they are listed. However, no assurances can be given that the ADSs will be or remain readily tradable. Based on our audited financial statements as well as relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2019 taxable year. In addition, based on our audited financial statements and current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2020 taxable year. Because these determinations are based on the nature of our income and assets from time to time, and involve the application of complex tax rules, no assurances can be provided that we will not be considered a PFIC for the current (or any past or future) tax year.

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

A.	Qualitative Information About Market Risk

Interest Rate Risk

As of December 31, 2024, and as of December 31, 2023, the Company had no variable interest debt.

To manage interest rate risk, the Company has a policy which seeks to reduce the volatility of its finance cost, and maintain a suitable percentage of its debt in fixed rate instruments. The financial position is mainly set by the use of short-term and long-term, as well as derivative instruments such as cross currency interest rate swaps and cross interest rate swaps.

As of December 31, 2024, and as of December 31, 2023, after considering the effect of interest rates and currency swaps, 100% of the Company’s debt is at fixed interest rates.

The terms and conditions of the Company’s obligations as of December 31, 2024, including exchange rates, interest rates, maturities and effective interest rates are detailed in Note 21 to our audited consolidated financial statements included herein.

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

The purchase commitments made expose the Company to raw materials price fluctuation risk. CCU Argentina acquires malt from local producers. These raw materials represent approximately 8% (8% in 2023 and 6% in 2022) of the direct cost of the Chile Operating segment.

As of December 31, 2024, in the Chile Operation segment, the cost of cans represented approximately 22% of direct costs (21% in 2023 and 24% in 2022). In the International Business Operating segment, the cost of cans represented approximately 35% of direct raw materials costs as of December 31, 2024 (32% in 2023 and 37% in 2022).

Concentrates, sugar and plastic resin. The main raw materials used in the production of non-alcoholic beverages are concentrated, which are mainly acquired from licenses, sugar and plastic resin for the manufacturing of plastic bottles and containers. The Company is exposed to price fluctuation risks involving these raw materials, which jointly represent approximately 28% (28% in 2023 and 26% in 2022) of the direct cost of the Chile Operating segment. The Company does not engage in hedging raw materials purchases.

Grapes and wine. The main raw materials used by subsidiary VSPT for wine production are grapes harvested from its own vineyards and grapes and wine acquired from third parties through long-term and spot contracts. In the last 12 months, approximately 34% (34% in 2023 and 27% in 2022) of VSPT’s total wine supply came from its own vineyards. Regarding our export market, and considering our focus on this market, approximately 57% (57% in 2023 and 45% in 2022) of our wine supply for export came from our own vineyards.

The remaining 66% (66% in 2023 and 73% in 2022) supply was purchased from third parties through long-term and spot contracts. In the last 12 months, the subsidiary VSPT acquired 56% (48% in 2023 and 58% in 2022) of the grapes and wine necessary from third parties through spot contracts. Additionally, the long-term transactions were 10% (17% in 2023 and 15% in 2022) of the total supply.

We should consider that as of December 31, 2024, wine represents 53% (56% in 2023 and 59% in 2022) of the total direct cost of the Wine Operating segment, and supplies purchased from third parties represented 30% (27% in 2023 and 34% in 2022).

Exchange Rate Risk

We are exposed to exchange rate risks originating from: a) our net exposure of foreign currency assets and liabilities, b) exports sales, c) the purchase of raw materials and products and capital investments effected in foreign currencies, or indexed to such currencies, and d) the net investment of subsidiaries in Argentina, Uruguay, Paraguay and Bolivia, the associate in Peru and of joint venture in Colombia. Our greatest exchange rate risk exposure is the variation of the Chilean peso as compared to the USD, Euro, Argentine peso, Uruguayan peso, Paraguayan Guaraní, Bolivian peso and Colombian peso.

As of December 31, 2024, we maintained in Chile foreign currency liabilities amounting to CLP 725,460 million (CLP 673,839 million as of December 31, 2023), mostly denominated in USD. Foreign currency obligations (CLP 600,173 million as of December 31, 2024 and CLP 544,341 million as of December 31, 2023) represent 44% (42% as of December 31, 2023) of total other financial liabilities. The remaining 56% (58% as of December 31, 2023) is mainly denominated in UF and CLP. In addition, the Company maintains foreign currency assets for CLP 621,498 million (CLP 564,889 million as of December 31, 2023 that mainly correspond to cash and cash equivalent and export accounts receivable.

Regarding the foreign subsidiaries’ operations, the net liability exposure in USD and other currencies amounted to CLP 74,316 million as of December 31, 2024 (CLP 42,453 million as of December 31, 2023).

To protect the value of the foreign currency assets and liabilities net position of our Chilean operations, we enter into derivative agreements (currency forwards) to hedge against any variation in the Chilean peso as compared to other currencies.

As of December 31, 2024, net exposure in foreign currencies of our Chilean operations, after the use of derivative instruments, is liabilities in the amount of CLP 4,356 million (CLP 7,511 million as of December 31, 2023).

In 2024, of our total sales, 5% (5% in 2023 and 6% in 2022) corresponded to export sales made in foreign currencies, mainly USD, euros and pounds sterling, and of the direct costs, 65% (62% in 2023 and 63% in 2022) correspond to raw material and product purchases in foreign currencies, or indexed to such currencies. We do not actively hedge the variations in the expected cash flows from such transactions.

On the other hand, we are exposed to exchange rate movements related to the conversion from USD, Argentine pesos, Uruguayan pesos, Paraguayan Guaraní, Bolivian peso, the British pound, the Peruvian Sol and Colombian pesos to CLP in the income, assets and liabilities of our subsidiaries in Argentina, United States, Uruguay, Paraguay, Bolivia and United Kingdom, the associates in Argentina and Peru and joint venture in Colombia. We do not actively hedge the risks related to this conversion at our subsidiaries, the effects of which are recorded in Equity.

As of December 31, 2024, the net investment in foreign subsidiaries, joint ventures and associates amounted to CLP 549,120 million, CLP 123,024 million and CLP 1,814 million, respectively (CLP 288,874 million, CLP 135,198 million and CLP 1,744 million as of December 31, 2023).

B.	Quantitative Information About Market Risk

Interest Rate Sensitivity

Most of our debt is at a fixed interest rate, so it is not mainly exposed to fluctuations in interest rates. As of December 31, 2024, our interest-bearing debt amounted to CLP 1,414,576 million (See Note 21 of our Audited Consolidated Financial Statements as of December 2024 included herein), 100% of which was fixed debt.

The following table summarizes debt obligations with interest rates by maturity date, the related weighted-average interest rates and fair values:

		Interest - Bearing Debts as of December 31, 2024
		(millions of CLP, except percentages)

		2025	2026	2027	2028	2029	Thereafter	Total	Fair Value
Interest bearing liabilities
Fixed rate
CLP (UF) (1)	Bonds and Banks	104,917	44,532	29,781	13,907	13,907	554,465	761,509	575,231
	Average interest rate	1.4%	1.9%	2.2%	3.0%	3.0%	2.8%
CLP		34,624	13,645	62,277	99,415	70	—	210,032	185,034
	Average interest rate	6.3%	6.9%	6.7%	6.9%	4.2%
USD		23,055	21,988	21,988	21,248	21,248	649,306	758,833	545,758
	Average interest rate	3.2%	3.3%	3.3%	3.3%	3.3%	3.3%
PYG		202	97	97	52	52	—	500	500
	Average interest rate	0.1%	0.1%	0.1%	0.1%	0.1%
ARS		10,924	459	459	262	262	—	12,366	12,366
	Average interest rate	35.4%	0.7%	0.7%	0.7%	0.7%	0.0%
BOB		6,413	2,527	2,527	2,435	2,435	4,869	21,208	21,208
	Average interest rate	5.6%	5.3%	5.3%	5.3%	5.3%	5.2%
UYU		217	167	167	—	—	—	550	550
	Average interest rate	3.2%	3.2%	3.2%
Variable rate
USD		—	—	—	—	—	—	—	—
	Average interest rate
Non-interest bearing liabilities
Derivate Contract
Cross Interest Rate Swap:
Receive		—	—	—	—	—	—	—	—
Pay		4,193	2,763	2,763	2,771	2,771	—	15,261	8,580
Forwards		652						652	652

(1) UF as of December 31, 2024

Commodity Price Sensitivity

The major commodity price sensitivity faced by us relates to fluctuations in malt prices.

The following table summarizes information about our malt, sugar and bulk wine inventories and futures contracts that are sensitive to changes in commodity prices, mainly malt prices. For inventories, the table presents the carrying amount and fair value of the inventories and contracts as of December 31, 2024. For these contracts the table presents the notional amount in tons, the weighted average contract price, and the total dollar contract amount by expected maturity date.

Commodity Price Sensitivity as of December 31, 2024
	Carrying Amount							Fair Value
On Balance Sheet Position
Malt inventory (millions of CLP)	28,781							28,781
Bulk wine inventory - raw material (millions of CLP)	16,912							16,912

	2025	2026	2027	2028	2029	Thereafter	Total	Fair Value
Purchase Contracts
Malt:
Fixed Purchase Volume (tons)	111,500	75,000	85,000	85,000	—	—
Weighted Average Price (USD per ton)(1)	590	590	590	590	590	—
Contract Amount (thousands of USD)	65,785	44,250	50,150	50,150	—	—	210,335	210,335
Sugar:
Fixed Purchase Volume (tons)	61,000	—	—	—	—	—
Weighted Average Price (USD per ton)(1)	726	726	726	726	726	—
Contract Amount (thousands of USD)	44,286	—	—	—	—	—	44,286	30,927
Grapes:
Fixed Purchase Volume (tons)	30,197	4,795	3,485	—	—	—
Weighted Average Price (CLP per kg.)(1)	289	287	203	—	—	—		363
Contract Amount (millions of CLP)	8,722	1,376	708	—	—	—	10,806	13,967
Wine:
Fixed Purchase Volume (Mlts)	5,474	—	—	—	—	—
Weighted Average Price (CLP per liter)(1)	460	—	—	—	—	—		538
Contract Amount (millions of CLP)	2,520	—	—	—	—	—	2,520	2,945
(1) Weighted average price estimation is calculated based on expected market prices. Prices to be paid by us are adjusted based on current market conditions.

As of December 31, 2024 we had malt purchase contracts for USD 60.7 million in Chile, compared with USD 73.0 million as of December 31, 2023.

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

The following table summarizes our debt obligations, cash and cash equivalents, accounts receivable, accounts payable and derivative contracts in foreign currencies as of December 31, 2024 in millions of CLP, according to their maturity date, weighted-average interest rates and fair values:

Exchange Rate Sensitivity as of December 31, 2024 (millions of CLP, except percentages and exchange rate)
	2025	2026	2027	2028	2029	Thereafter	Total	Fair Value
Debt Obligations
Variable rate (USD)
Short and medium term	—	—	—	—	—	—	—	—
Average int. rate: Libor +
Fixed rate (USD)
Short and medium term	23,055	21,988	21,988	21,248	21,248	649,306	758,833	545,758
Interest rate	3.2%	3.3%	3.3%	3.3%	3.3%	3.3%
Fixed rate (EUR)
Short and medium term	—	—	—	—	—	—	—	—
Interest rate	—
Cash and Cash Equivalents (1)
USD	532,776						532,776	532,776
Others	4,108						4,108	4,108
TOTAL	536,885						536,885	536,885
Accounts Receivable (1)
USD	52,213						52,213	52,213
EUR	7,817						7,817	7,817
Others	2,061						2,061	2,061
TOTAL	62,092						62,092	62,092

(1) Figures as of December 31, 2024

	2025	2026	2027	2028	2029	Thereafter	Total	Fair Value
Derivate Contracts (in millions of CLP)
Receive USD	3,784	—	—	—	—	—	3,784	3,784
Pay USD	20,772	—	—	—	—	—	20,772	20,388
Receive EUR	26	—	—	—	—	—	26	26
Pay EUR	10,541	—	—	—	—	—	10,541	10,433
Receive Others	35	—	—	—	—	—	35	35
Pay Others	17	—	—	—	—	—	17	17

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

12.D.4. Depositary Payments

In 2024 Compañía Cervecerías Unidas S.A. received from JPMorgan USD 841,098.81 as depositary payments and reimbursements pursuant to the corresponding tax retention, in connection with our ADR program.

PART II

ITEM 13: Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15: Controls and Procedures

(a) Controls and Procedures. The Company’s management, with the participation of the chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2024. Based on this evaluation, the chief executive officer and chief financial officer concluded that the disclosure controls and procedures were effective as of December 31, 2024.

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

(b) Management’s Annual Report on Internal Control over Financial Reporting. Our management, including our chief executive officer and chief financial officer, are responsible for establishing and maintaining adequate internal controls over financial reporting and has assessed the effectiveness of our internal control over financial reporting as of December 31, 2024 based on the criteria established in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on such criteria, our management has concluded that, as of December 31, 2024 our internal control over financial reporting is effective.

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

The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada, an independent registered public accounting firm, as stated in their report which appears herein.

(c) Attestation Report of the Registered Public Accounting Firm. See our audited consolidated financial statements included herein.

(d) Changes in Internal Control over Financial Reporting. During the period ended December 31, 2024, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

(e) Whistle-blowing procedure. We have a whistle-blowing procedure which allows any employee of CCU, of its associates or any person, to communicate to a designated person questionable practices or activities that constitute a breach of accounting procedures, internal controls, audit matters and the Code of Business Conduct.

ITEM 16A: Audit Committee Financial Expert

At the board of directors’ meeting held on April 12, 2023, the board of directors appointed Messrs. Vittorio Corbo and Carlos Molina to our audit committee, both of whom meet the independence criteria under the Exchange Act and under the NYSE Rules. The board of directors also resolved that director Mr. Francisco Pérez Mackenna shall participate in the audit committee’s meetings as observer.

Due to the fact that, in accordance with the provisions of Article 50 bis of the Chilean Corporations Act, the chairman of the board of directors may not be a member of the directors´ committee, unless he is an independent director, at the board meeting held on December 4, 2023, Mr. Pérez resigned as a member of the directors´ committee and, additionally, as an observer of the audit committee. At the same meeting, the board of directors resolved that Mr. Hinzpeter will participate in the audit committee meetings as an observer. Consequently, the audit committee was composed by Mr. Corbo and Mr. Molina, participating Mr. Hinzpeter on an observer status.

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

ITEM 16C: Principal Accountant Fees and Services

The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada, during the fiscal years ended December 31, 2022, 2023 and 2024:

	2022	2023	2024
		(millions of CLP)
Audit Fees	1,188	1,078	1,116
Audit-Related Fees	—	—	—
Tax Fees	—	—	15
All Other Fees	4	5	10
Total Fees	1,192	1,083	1,141

“Audit fees” in the above table are the aggregate fees billed by our independent auditors in connection with the review and audit of our semi-annual and annual consolidated financial statements, as well as the review of specific procedures and activities relating to the issuance of our international bond. “Tax fees” are fees billed by our independent auditors in connection with the issuance of certificates for tax and legal compliance purposes. “All Other Fees” are fees billed by our independent auditors in connection with expenses related to certifications of royalty payments and certification on payment terms to small suppliers, among others.

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

Under the Chilean Corporations Act an open stock corporation must have at least one independent director (out of a minimum of seven directors) when its market capitalization reaches or exceeds UF 1.5 million (as of March 31, 2025 approximately CLP 57,994.58 million) and at least 12.5% of its outstanding shares with voting rights are in the possession of shareholders that individually control or possess less than 10% of such shares. In addition, the Chilean Corporations Act and General Rule No. 533 of the CMF effective on November 11, 2026, enumerate a number of relationships that preclude independence. Chilean law also establishes a number of principles of general applicability designed to avoid conflicts of interests and to establish standards for related party transactions. Specifically, directors elected by a group or class of shareholders have the same duties to the company and to the other shareholders as the rest of the directors, and all transactions with the company in which a director has an interest must be in the interest of and for the benefit of the company, relative in price, terms and conditions to those prevailing in the market at the time of its approval and comply with the requirements and procedures set forth in Chapter XVI of the Chilean Corporations Act. See ITEM 7: Major Shareholders and Related Party Transactions. Additionally, pursuant to the Chilean Corporations Act, as amended by Law No. 21,314 published on April 13, 2021, the powers and duties of the directors’ committee currently include to propose to the board of directors a general policy for managing conflicts of interest. (See ITEM 6: Directors, Senior Management and Employees – C. Board Practices – Directors’ Committee).

Furthermore, such transactions must be reviewed by the directors’ committee (as defined below); they require prior approval by the board of directors and must be disclosed at the next meeting of shareholders, unless such transactions fall within one of the exemptions contemplated by the Chilean Corporations Act or, if applicable, included in the usual practice policy approved by the board of directors. (See ITEM 7: Major Shareholders and Related Party Transactions). Pursuant to NYSE rule 303A.00, we may follow Chilean practices and are not required to have a majority of independent directors.

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

Chilean law does not require that such corporate governance guidelines be adopted. Director responsibilities and access to management and independent advisors are directly provided for by applicable law. Director compensation is determined by the annual meeting of shareholders pursuant to applicable law. As a foreign private issuer, we may follow Chilean practices and are not required to adopt corporate governance guidelines. Pursuant to CMF rules the company is only required to disclose whether or not it has adopted corporate governance guidelines regarding, among others, the matters referred to above, and pursuant to CMF´s General Rule No. 461 of 2021, we have satisfied this requirement in our Chilean annual report corresponding to fiscal year ended December 31, 2024.

Nonetheless, Law No. 21,314 published on April 13, 2021, which amended the Chilean Corporations Act, provides that the board of directors of the parent company of a company that is subject to CMF supervision shall establish and communicate a general policy relating to the election of directors in those subsidiaries; such policy will contain, at a minimum the information required by means of a general regulation to be issued by the CMF. On March 11, 2025, the CMF issued General Rule No. 533, which (i) sets forth requirements and conditions that must be satisfied for directors to be deemed independent pursuant to Chilean law, effective as of November 11, 2026 and, therefore, applicable for the elections of boards of directors taking place on or after such date; and (ii) regulates director election policies for subsidiaries supervised by the CMF to be issued by parent companies no later than December 11, 2025.

Code of Business Conduct. The NYSE listing standards require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.

We have adopted a Code of Conduct of the Board of Directors that applies to all members of our board of directors and a Code of Business Conduct that applies generally to all of our executive officers and employees. A copy of the Code of Conduct of the Board of Directors and the Code of Business Conduct, as amended, are available on our website at www.ccu.cl or www.ccuinvestor.com. The information on our website is not incorporated by reference into this document.

Manual of Information of Interest to the Market. In 2008, the SVS (currently “Comisión para el Mercado Financiero”, or “CMF”) promulgated new rules which required publicly traded companies to adopt a manual regarding disclosure of information of interest to the market, board members and executives shares transactions and blackout periods for such transactions. This manual applies to our directors, the directors of our subsidiaries, our executive officers, some of our employees which may be in possession of confidential, reserved or privileged information of interest, and to our advisors. The manual became effective on June 1, 2008. A copy of the manual regarding disclosure of information of interest to the market, as amended on March 18, 2010 and March 4, 2020, is available on our website at www.ccu.cl or www.ccuinvestor.com. The information on our website is not incorporated by reference into this annual report.

Exhibit 16.1 to this annual report sets forth an unofficial English translation of the Manual of Information of Interest to the Market.

Pursuant to Law No. 21,314 published on April 13, 2021, which amended the Chilean Securities Market Act and the Chilean Corporations Act, without prejudice to the policies adopted by each issuer, the directors, managers, administrators and principal executive officers of an issuer of publicly traded securities, as well as their spouses, cohabitants and certain close relatives (i.e. parents, father/mother in law, sisters, brothers, sisters/brothers in law), may not carry out, directly or indirectly, transactions on the securities issued by the issuer, within thirty days prior to the disclosure of the quarterly or annual financial statements of the latter. Additionally, such issuers must always publish the date on which their next financial statements will be disclosed, at least thirty days prior to such disclosure.

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

ITEM 16I: Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

ITEM 16J: Insider Trading Policies

In accordance with the provisions of article 16 of the Securities Market Act and General Rule No. 270 of the CMF, the board of directors of Compañía Cervecerías Unidas S.A. approved the Manual of Information of Interest to the Market (“MMIIM”), which applies to all directors, officers, managers and any employees who due to their position at CCU may come into contact with or handle information relating to CCU that is deemed to be confidential (each a “Restricted Affiliate Party”). (See ITEM 16G: Corporate Governance – Manual of Information of Interest to the Market).

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

ITEM 16K: Cybersecurity

Risk management and strategy

We rely on our technology infrastructure and information systems to support our operations, including sales, production, distribution, and support functions, among others. Also, in our technology infrastructure we keep confidential information and business knowledge. Our internally developed systems and processes may be susceptible to damage or interruption from cybersecurity threats that include any unauthorized access to our information systems that may result in adverse effects on the confidentiality, integrity, or availability of such systems or the related information. Potential cybersecurity threats include terrorist or hacker attacks, the introduction of malicious computer viruses, ransomware, falsification of banking and other information, insider risk, and other security breaches. Such attacks have become more and more sophisticated over time, especially as threat actors have become increasingly well-funded by, or themselves include, governmental actors with significant means. We expect that sophistication of cyber-threats will continue to evolve as threat actors increase their use of artificial intelligence (AI) and machine-learning technologies. Nonetheless, the digital transformation of our business has generated more dependency from data networks and information systems, which generates more vulnerability to cyber-attacks and information security breaches. Our Board of Directors has direct oversight of our management of cybersecurity risks.

The Strategic Risk Management process of CCU, conducts risk assessment that identifies and prioritizes the most relevant risks for the Company. From these assessments the Company has identified that there are potential risks associated with cyber-attacks and information security. (See ITEM 3: Key information – Risk Factors – C. Risks related to technology and innovation).

To the best of our knowledge, and according to the definition of a Cybersecurity incident or threat for this section, the Company has not suffered any cybersecurity incidents or threats that have materially affected its financial position, results, or that has triggered a change in its business strategy.

To face and mitigate the above, CCU has developed and is currently implementing its 2023 - 2025 Cybersecurity master plan with the following objectives: (i) generate cybersecurity literacy, awareness and governance; (ii) manage risks and prepare the organization for cyber-attack crises to ensure operation continuity, (iii) incorporate a cybersecurity model in operational technology (OT), (iv) implement similar cybersecurity capabilities across the countries where we operate, (v) define and incorporate a cloud cybersecurity model, (vi) define and implement a secure and agile “in-house” software development model (DEVSECOPS), (vii) incorporate a data privacy model and, (viii) incorporate an identity and access management model (IAM).

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

Cybersecurity Governance

The Chief Information Security Officer (CISO) has the principal responsibility of supervising and managing cybersecurity issues and risks with a regional scope and participates in preparing updates for the Board of Directors. This includes being in charge of creating, managing, and carrying out the Company's Cybersecurity master plan, including among others tasks: (i) develop the strategy to increase cybersecurity knowledge and awareness within the Company, (ii) comply with the Company's administrative policies on cybersecurity matters, (iii) develop the cybersecurity architecture, including IT and OT aspects, (iv) identify risks and manage crises arising from cyber-attacks or other information security threats, and (v) identify new technologies and innovative developments to reduce cybersecurity risks within the Company. The CISO reports to the Chief Information Officer (CIO), who reports to the CFO.

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

CCU’s CISO is Mr. Patricio Bustos. Mr. Bustos holds a degree in Computer Engineering from Universidad Central de Chile. He has served as CISO since January 2025 and previously as Head of IT Continuity from February 2018.

In response to the increasing threats presented by cyber incidents, in 2021 we created the Cybersecurity Committee, which meets regularly to discuss cybersecurity and information security topics. This committee is headed by the CIO and the CISO acts as secretary, and attended by senior management. Among the senior management members of the Committee are the CFO, the General Controller, the General Counsel and the Corporate Industrial Processes Manager. The Cybersecurity Committee, whose scope extends to all our subsidiaries, oversees activities related to ensuring progress in the objectives of the Cybersecurity master plan, determines actions in the event that threats of this nature materialize, defines the cybersecurity budget and its allocation, and evaluates all third companies which provide cybersecurity services to CCU. The Cybersecurity Committee meets quarterly, and once a year the CIO presents to the board of directors the progress of the objectives defined by the Cybersecurity master plan and the status of cybersecurity events of the Company.

At the board level, CCU has five board members with expertise in cybersecurity and digital transformation, this is, knowledge and/or experience in management and supervision of the management of risk mitigation techniques and systems that threaten digital security.

We have adopted the US National Institute of Standards and Technology (“NIST”) Cybersecurity Framework to continually evaluate and enhance our cybersecurity procedures. Activities include online training for all employees, technical security controls, enhanced data protection, the maintenance of backup and protective systems, policy review and implementation, assessments of third-party service providers to assess cyber preparedness of key vendors, and running simulated cybersecurity drills, including vulnerability scanning, penetration testing and disaster recovery exercises throughout the organization. We use automated tools that monitor, detect, and prevent cybersecurity risks and have a security operations center that operates 24 hours a day to alert us about any potential cybersecurity threats. Our strategic SaaS (Software as a Service) contracts include contractual cybersecurity obligations and certifications.

The Company has incorporated cybersecurity awareness throughout all its operation, ensuring that employees are informed and trained on cybersecurity concepts to help them identify threats to information security and cybersecurity. We regularly conduct cyber-attack crisis drills in preparation for malignant events. Finally, CCU has increased its investments to maintain cybersecurity in its digital transformation, including the incorporation of technological controls that allow us to identify, monitor, protect, detect and respond in real time to possible threat vectors, in addition to including Security Orchestration Automation and Response (SOAR) in our Security Operating Center (SOC) and improvement in our industrial network monitoring.

If we experience a cybersecurity incident, we count with defined protocols to rapidly respond to ensure business continuity.

We engage external subject matter experts to assist us in preparing and improving our response to any cybersecurity incident. The Cybersecurity Committee oversees and establishes the parameters of our engagement with these experts to ensure we obtain the supplement assistance needed in this area, if any.

Though we take steps to ensure our products and/or software are secure, it is possible that a cyber-attack could result in the loss or compromise of such critical data. If a client alleges that a cyber-attack causes or contributes to a loss or compromise of critical data, whether or not caused by us, we could face harm to our reputation and financial condition and regulatory repercussions. (See ITEM 3: Key information – Risk Factors - C. Risks related to technology and innovation).

Recent developments

As previously disclosed on September 25, 2024 the Company experienced a cybersecurity incident affecting some of its IT systems related to sales and distribution functions. This incident, caused by an external agent, resulted in a data leak. The Company has since resolved the incident through containment, eradication, and recovery measures, including a comprehensive digital forensic analysis. The analysis determined the scope and content of the data breach, and confirmed that no further propagation of the threat occurred. Further, the results of the analysis confirmed, as of the date of this report, that none of the potentially exfiltrated data has been disclosed. The Company has implemented enhanced security protocols and investments to mitigate the risk of future similar incidents. The impact of this incident was not material to the Company's consolidated financial statements for the fiscal year ended December 31, 2024.

PART III

ITEM 17: Financial Statements

The Company has responded to Item 18 in lieu of responding to this item.

ITEM 18: Financial Statements

See Annex for the Financial Statements.

ITEM 19: Exhibits

Index to Exhibits

1.1	Unofficial English translation of the By-laws of Compañía Cervecerías Unidas S.A. (incorporated by reference to Exhibit 3.1 of Compañía Cervecerías Unidas S.A.’s registration statement on Form F-3 (File No. 333-190641) filed on August 8, 2013).

2(d)	Description of Securities Other Than Equity Securities.

8.1	Compañía Cervecerías Unidas S.A.’s significant subsidiaries.

12.1	Certification of Chief Executive Officer of Compañía Cervecerías Unidas S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer of Compañía Cervecerías Unidas S.A. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer of Compañía Cervecerías Unidas S.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Chief Financial Officer of Compañía Cervecerías Unidas S.A. pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

16.1	Unofficial English translation of Compañía Cervecerías Unidas S.A.’s Manual of Information of Interest to the Market.

97	Compañía Cervecerías Unidas S.A.’s clawback policy.

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

SIGNATURES

The Registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Compañía Cervecerías Unidas S.A.

By:	/s/ Patricio Jottar
Name:	Patricio Jottar
Title:	Chief Executive Officer

Dated: April 29th, 2025

CCU - Management’s Report on Internal Controls over Financial Reporting

Our management, including our Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal controls over financial reporting and has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024, based on the criteria established in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on such criteria, our management has concluded that, as of December 31, 2024, our internal control over financial reporting is effective.

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

The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada, an independent registered public accounting firm, as stated in their report which appears herein.

During the period ended December 31, 2024, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

By:	/s/__________________
Patricio Jottar
Chief Executive Officer

/s/__________________
Felipe Dubernet
Chief Financial Officer

Dated: April 29th, 2025

Distribution:

Investor Relation Manager

PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada

Legal Affairs Manager

COMPAÑÍA CERVECERÍAS UNIDAS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(Figures expressed in thousands of Chilean pesos)

As of December 31, 2024, 2023 and for the three years ended December 31,2024

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Compañía Cervecerías Unidas S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Compañía Cervecerías Unidas S.A. and its subsidiaries (the “Company”) as of December 31, 2024, and 2023, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Intangible Assets with Indefinite Useful Life (Trademarks) and Goodwill Impairment Assessment

As described in Notes 2.15, 2.16, 17 and 18 to the consolidated financial statements, the Company’s consolidated intangible assets with indefinite useful life (trademarks) and goodwill balances, as of December 31, 2024, were ThCh$ 196,593,811 and ThCh$ 161,583,233, respectively. Management conducts an impairment test annually or more frequently if events or changes in circumstances indicate potential impairment. An impairment loss is recognized for the amount by which the carrying amount of the cash generating unit exceeds its recoverable amount. The recoverable amount of the cash generating unit is the higher of value in use and fair value less costs to sell. The value in use is determined by management using a discounted cash flow model. Management’s cash flow projections included significant judgments and assumptions relating to perpetual growth rates and discount rates.

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

April 29, 2025

We have served as the Company’s auditor since at least 1992, which is when the Company became subject to SEC reporting requirements. We have not been able to determine the specific year we began serving as auditor of the Company.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statements of Financial Position (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Assets)

ASSETS	Notes	As of December 31, 2024	As of December 31, 2023
		ThCh$	ThCh$
Current assets
Cash and cash equivalents	8	707,122,815	618,154,016
Others financial assets	7	11,899,281	7,440,650
Others non-financial assets	9	31,143,442	29,674,705
Trade and other current receivables	10	506,711,173	446,486,753
Accounts receivable from related parties	11	15,501,990	9,040,528
Inventories	12	459,384,555	425,728,432
Biological assets	13	16,883,106	14,764,284
Current tax assets	25	19,668,196	28,786,247
Total current assets other than non-current assets of disposal groups classified as held for sale		1,768,314,558	1,580,075,615
Non-current assets of disposal groups classified as held for sale	14	2,952,282	21,607,472
Total Non-current assets of disposal groups classified as held for sale		2,952,282	21,607,472
Total current assets		1,771,266,840	1,601,683,087

Non-current assets
Others financial assets	7	30,060,601	29,981,745
Others non-financial assets	9	13,674,236	12,311,027
Trade and other non-current receivables	10	5,966,414	3,313,742
Accounts receivable from related parties	11	844,344	42,506
Investments accounted for using equity method	16	139,746,921	149,593,180
Intangible assets other than goodwill	17	244,632,721	153,123,207
Goodwill	18	161,583,233	127,592,056
Property, plant and equipment (net)	19	1,522,708,449	1,273,987,695
Investment property	20	12,666,980	8,121,156
Right of use assets	22	45,017,172	35,745,221
Deferred tax assets	25	41,549,079	28,451,658
Total non-current assets		2,218,450,150	1,822,263,193
Total Assets		3,989,716,990	3,423,946,280

F- 4
The accompanying notes 1 to 36 are an integral part of these Consolidated Financial Statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statements of Financial Position (Figures expressed in thousands of Chilean pesos)

equity)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Liabilities and equity)

LIABILITIES AND EQUITY	Notes	As of December 31, 2024	As of December 31, 2023
LIABILITIES		ThCh$	ThCh$
Current liabilities
Others financial liabilities	21	156,202,002	107,151,600
Current lease liabilities	22	9,451,551	7,142,360
Trade and other current payables	23	514,887,185	434,974,163
Accounts payable to related parties	11	36,417,518	55,140,630
Other current provisions	24	2,461,549	2,500,727
Current tax liabilities	25	41,110,171	9,938,664
Provisions for employee benefits	26	48,467,947	38,713,293
Others non-financial liabilities	27	51,008,288	31,921,197
Total current liabilities		860,006,211	687,482,634
Non-current liabilities
Others financial liabilities	21	1,234,231,722	1,234,246,107
Non-current lease liabilities	22	39,782,317	34,061,739
Trade and other non-current payables	23	45,275	88,596
Accounts payable to related parties	11	-	536,083
Other non-current provisions	24	2,791,080	217,572
Deferred taxes liabilities	25	127,956,679	86,356,895
Provisions for employee benefits	26	48,032,415	39,586,368
Others non-current non-financial liabilities	27	4,355,981	3,987,705
Total non-current liabilities		1,457,195,469	1,399,081,065
Total Liabilities		2,317,201,680	2,086,563,699

EQUITY
Equity attributable to equity holders of the parent	28
Paid-in capital		562,693,346	562,693,346
Other reserves		(3,288,422)	(240,200,116)
Retained earnings		965,778,261	895,871,552
Total equity attributable to equity holders of the parent		1,525,183,185	1,218,364,782
Non-controlling interests	29	147,332,125	119,017,799
Total Shareholders' Equity		1,672,515,310	1,337,382,581
Total Liabilities and Shareholders' Equity		3,989,716,990	3,423,946,280

F- 5
The accompanying notes 1 to 36 are an integral part of these Consolidated Financial Statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statements of Financial Position (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENTS OF INCOME

CONSOLIDATED STATEMENT OF INCOME	Notes	For the years ended December 31,
		2024	2023	2022
		ThCh$	ThCh$	ThCh$
Net sales	6	2,904,566,454	2,565,556,067	2,711,434,948
Cost of sales	30	(1,590,957,777)	(1,378,611,966)	(1,514,925,309)
Gross margin		1,313,608,677	1,186,944,101	1,196,509,639
Others income by function	31	40,211,510	4,419,789	5,284,666
Distribution costs	30	(536,420,140)	(470,120,810)	(504,184,248)
Administrative expenses	30	(214,915,089)	(197,256,571)	(187,421,796)
Others expenses by function	30	(339,783,068)	(270,703,334)	(278,757,105)
Other gains (losses)	32	(94,937)	(13,316,208)	(12,669,540)
Income from operational activities		262,606,953	239,966,967	218,761,616
Finance income	33	38,102,053	39,402,492	22,870,538
Finance costs	33	(97,165,278)	(77,023,048)	(75,930,875)
Share of net income (loss) of joint ventures and associates accounted for using the equity method	16	(9,494,703)	(19,217,758)	(10,978,068)
Gains (losses) on exchange differences	33	(17,797,269)	(65,944,570)	(20,173,381)
Result as per adjustment units	33	(10,722,033)	(14,025,895)	1,198,565
Income before taxes		165,529,723	103,158,188	135,748,395
Income tax (expense) benefit	25	11,015,074	15,267,255	(263,943)
Net income of year		176,544,797	118,425,443	135,484,452

Net income attributable to:
Equity holders of the parent		160,944,138	105,652,728	118,168,351
Non-controlling interests	29	15,600,659	12,772,715	17,316,101
Net income of year		176,544,797	118,425,443	135,484,452
Basic earnings per share (Chilean pesos) from:
Continuing operations		435.57	285.93	319.80
Diluted earnings per share (Chilean pesos) from:
Continuing operations		435.57	285.93	319.80

F- 6
The accompanying notes 1 to 36 are an integral part of these Consolidated Financial Statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statements of Financial Position (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	Notes	For the years ended December 31,
		2024	2023	2022
		ThCh$	ThCh$	ThCh$
Net income of year		176,544,797	118,425,443	135,484,452
Other comprehensive income
Components of other comprehensive income (loss) that will not be reclassified to income for the year, before taxes
Gains (losses) from defined benefit plans	28	(1,581,040)	1,454,372	(7,103,125)
Other comprehensive income (loss) that will not be reclassified to income for the year, before taxes		(1,581,040)	1,454,372	(7,103,125)
Components of other comprehensive income (loss) that will be reclassified to income for the year, before taxes
Gains (losses) on exchange differences on translation	28	214,519,767	(120,293,386)	9,945,778
Gains (losses) on cash flow hedges	28	4,746,744	(4,379,170)	(12,415,374)
Other comprehensive income (loss) that will be reclassified to income for the year, before taxes		219,266,511	(124,672,556)	(2,469,596)
Others comprehensive income (loss), before tax		217,685,471	(123,218,184)	(9,572,721)
Income taxes related to components of other comprehensive income (loss) that will not be reclassified to income for the year
Income tax relating to defined benefit plans	28	377,337	(360,233)	1,981,923
Income taxes related to components of other comprehensive income (loss) that will not be reclassified to income for the year		377,337	(360,233)	1,981,923
Income taxes related to components of other comprehensive income (loss) that will be reclassified to income for the year
Income tax relating to cash flow hedges	28	(1,281,621)	1,182,375	3,352,151
Income taxes related to components of other comprehensive income (loss) that will be reclassified to income for the year		(1,281,621)	1,182,375	3,352,151
Total other comprehensive income (loss)		216,781,187	(122,396,042)	(4,238,647)
Comprehensive income		393,325,984	(3,970,599)	131,245,805
Comprehensive income attributable to:
Equity holders of the parent		371,908,216	(14,520,253)	114,609,167
Non-controlling interests		21,417,768	10,549,654	16,636,638
Total Comprehensive income (expense)		393,325,984	(3,970,599)	131,245,805

F- 7
The accompanying notes 1 to 36 are an integral part of these Consolidated Financial Statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statements of Financial Position (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

STATEMENT OF CHANGES IN EQUITY	Paid-in capital	Other reserves				Total other reservations	Retained earnings	Equity attributable to equity holders of the parent	Non-controlling interests	Total Shareholders' Equity
	Common Stock	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Other reserves
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balanced as of January 1, 2022	562,693,346	(51,745,399)	5,110,606	(5,446,022)	(35,175,097)	(87,255,912)	832,180,798	1,307,618,232	117,897,071	1,425,515,303
Changes
Final dividends (1)	-	-	-	-	-	-	(48,219,783)	(48,219,783)	-	(48,219,783)
Interim dividends (2)	-	-	-	-	-	-	(49,919,838)	(49,919,838)	-	(49,919,838)
Interim dividends according to policy (3)	-	-	-	-	-	-	(9,164,337)	(9,164,337)	-	(9,164,337)
Others increase (decrease) in Equity (4)	-	-	-	-	-	-	-	-	(14,698,083)	(14,698,083)
Total comprehensive income (loss) (6)	-	11,706,309	(9,291,567)	(4,905,072)	(1,068,854)	(3,559,184)	118,168,351	114,609,167	16,636,638	131,245,805
Increase (decrease) through changes in ownership interests in subsidiaries (8)	-	-	-	-	102,625	102,625	-	102,625	(540,760)	(438,135)
Increase (decrease) for other contribitions from owners (9)	-	-	-	-	-	-	-	-	1,648,121	1,648,121
Total changes in equity	-	11,706,309	(9,291,567)	(4,905,072)	(966,229)	(3,456,559)	10,864,393	7,407,834	3,045,916	10,453,750
AS OF DECEMBER 31, 2022	562,693,346	(40,039,090)	(4,180,961)	(10,351,094)	(36,141,326)	(90,712,471)	843,045,191	1,315,026,066	120,942,987	1,435,969,053
Balanced as of January 1, 2023	562,693,346	(40,039,090)	(4,180,961)	(10,351,094)	(36,141,326)	(90,712,471)	843,045,191	1,315,026,066	120,942,987	1,435,969,053
Changes
Final dividends (1)	-	-	-	-	-	-	(3)	(3)	-	(3)
Interim dividends (2)	-	-	-	-	-	-	(31,961,655)	(31,961,655)	-	(31,961,655)
Interim dividends according to policy (3)	-	-	-	-	-	-	(20,864,709)	(20,864,709)	-	(20,864,709)
Others increase (decrease) in Equity (4)	-	-	-	-	-	-	-	-	(14,037,509)	(14,037,509)
Effects business combination (5)	-	-	-	-	-	-	-	-	1,090,587	1,090,587
Total comprehensive income (loss) (6)	-	(118,056,295)	(3,150,407)	1,033,532	189	(120,172,981)	105,652,728	(14,520,253)	10,549,654	(3,970,599)
Other increases (decreases) for other changes (7)	-	-	-	-	(28,406,226)	(28,406,226)	-	(28,406,226)	-	(28,406,226)
Increase (decrease) through changes in ownership interests in subsidiaries (8)	-	-	-	-	(908,438)	(908,438)	-	(908,438)	(2,296,620)	(3,205,058)
Increase (decrease) for other contribitions from owners (9)	-	-	-	-	-	-	-	-	2,768,700	2,768,700
Total changes in equity	-	(118,056,295)	(3,150,407)	1,033,532	(29,314,475)	(149,487,645)	52,826,361	(96,661,284)	(1,925,188)	(98,586,472)
AS OF DECEMBER 31, 2023	562,693,346	(158,095,385)	(7,331,368)	(9,317,562)	(65,455,801)	(240,200,116)	895,871,552	1,218,364,782	119,017,799	1,337,382,581
Balanced as of January 1, 2024	562,693,346	(158,095,385)	(7,331,368)	(9,317,562)	(65,455,801)	(240,200,116)	895,871,552	1,218,364,782	119,017,799	1,337,382,581
Changes
Final dividends (1)	-	-	-	-	-	-	(10,565,360)	(10,565,360)	-	(10,565,360)
Interim dividends (2)	-	-	-	-	-	-	(43,416,587)	(43,416,587)	-	(43,416,587)
Interim dividends according to policy (3)	-	-	-	-	-	-	(37,055,482)	(37,055,482)	-	(37,055,482)
Others increase (decrease) in Equity (4)	-	-	-	-	-	-	-	-	(14,775,755)	(14,775,755)
Effects business combination (5)	-	-	-	-	-	-	-	-	20,756,762	20,756,762
Total comprehensive income (loss) (6)	-	208,678,212	3,399,936	(1,112,502)	(1,568)	210,964,078	160,944,138	371,908,216	21,417,768	393,325,984
Other increases (decreases) for other changes (7)	-	-	-	-	28,554,665	28,554,665	-	28,554,665	(128,043)	28,426,622
Increase (decrease) through changes in ownership interests in subsidiaries (8)	-	-	-	-	(2,607,049)	(2,607,049)	-	(2,607,049)	(1,702,590)	(4,309,639)
Increase (decrease) for other contribitions from owners (9)	-	-	-	-	-	-	-	-	2,746,184	2,746,184
Total changes in equity	-	208,678,212	3,399,936	(1,112,502)	25,946,048	236,911,694	69,906,709	306,818,403	28,314,326	335,132,729
AS OF DECEMBER 31, 2024	562,693,346	50,582,827	(3,931,432)	(10,430,064)	(39,509,753)	(3,288,422)	965,778,261	1,525,183,185	147,332,125	1,672,515,310

(1)	Corresponds to the difference between the final dividend and CCU’s policy of distributing a minimum dividend of at least 50% of net income (Note 28 - Common Shareholders’ Equity).

(2)	Corresponds to Interim dividends that was paid on November 29, 2022, November 29, 2023 and November 28, 2024 as agreed at the Ordinary Board of Directors' Meeting.

(3)	Corresponds to the difference between CCU’s policy to distribute a minimum dividend of at least 50% of the net income (Note 28 - Common Shareholders’ Equity) and the interim dividends paid as of December 31 of each year.

(4)	Mainly related to dividends of Non-controlling interest.

(5)	See Note 1 General information, letter C) number (5) for 2023 and numbers (4) and (12) for 2024.

(6)	See Note 28 - Common Shareholders’ Equity.

(7)	See Note 1 - General information, letter C), numbers (4) and (10).

(8)	See Note 1 - General information, letter C), numbers (4), (9) and (13).

(9)	See Note 1 - General information, letter C), number (3).

F- 8
The accompanying notes 1 to 36 are an integral part of these Consolidated Financial Statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statements of Financial Position (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENTS OF CASH FLOWS

CONSOLIDATED STATEMENT OF CASH FLOW	Notes	For the years ended as of December 31,
		2024	2023	2022
		ThCh$	ThCh$	ThCh$
Cash flows from operating activities
Classes of cash receipts from operating activities:
Proceeds from goods sold and services rendered		3,873,449,090	3,372,357,634	3,293,803,868
Others proceeds from operating activities		57,653,381	37,693,163	42,084,964
Classes of cash payments from operating activities:
Payments of operating activities		(2,716,646,141)	(2,312,543,646)	(2,450,621,483)
Payments of salaries		(422,143,875)	(347,134,212)	(362,357,568)
Others payments for operating activities		(454,451,355)	(424,963,285)	(397,670,139)
Cash flow from operations		337,861,100	325,409,654	125,239,642
Dividends received		942,895	1,231,164	3,377,750
Interest paid		(68,811,141)	(70,452,675)	(47,102,233)
Interest received		38,007,760	38,534,725	22,867,199
Income tax paid		(14,703,915)	(8,959,871)	(66,276,733)
Other cash movements	32	(5,779,972)	8,334,410	7,831,528
Net cash inflows from operating activities		287,516,727	294,097,407	45,937,153

Cash flows from investing activities
Cash flows used to obtain control of subsidiaries or others businesses	8	(551,585)	(2,000,000)	-
Loan to related entities		-	(1,173,884)	-
Repayment of loan by related entities		572,254	1,245,265	30,021
Others payments to acquire interests in joint ventures	8	(10,658,097)	(7,086,899)	(36,465,915)
Proceeds from sales of property, plan and equipment		52,429,361	1,231,541	3,582,588
Purchase of property, plant and equipment		(152,916,896)	(124,400,618)	(188,669,637)
Purchases of intangibles assets		(7,169,288)	(5,047,222)	(14,933,853)
Net cash (outflow) from investing activities		(118,294,251)	(137,231,817)	(236,456,796)

Cash flows from financing activities
Collections from changes in ownership interests in subsidiaries that do not result in loss of control	8	17,112,779	-	-
Payment from changes in ownership interests in subsidiaries that do not result in loss of control	8	(32,260,503)	(3,205,058)	(438,105)
Proceeds from long-term loans and bonds		-	8,219,455	736,278,842
Proceeds from short-term loans and bonds		52,903,303	68,928,016	46,843,478
Total proceeds from loans and bonds		52,903,303	77,147,471	783,122,320
Loan and bonds payments		(74,305,996)	(159,420,525)	(79,351,110)
Proceeds from issuing shares		2,746,184	2,768,700	1,648,121
Payments of lease liabilities		(16,274,873)	(10,704,270)	(9,663,757)
Payments of loan from related parties		-	-	(25,000)
Dividends paid		(81,797,392)	(65,583,416)	(158,320,848)
Other cash movements (1)		6,840,724	40,960,923	130,322
Net cash (outflow) flow from financing activities		(125,035,774)	(118,036,175)	537,101,943

Net (decrease) increase in cash and cash equivalents		44,186,702	38,829,415	346,582,300
Effects of exchange rate changes on cash and cash equivalents		44,782,097	(17,757,074)	(15,068,750)
Increase (decrease) in cash and cash equivalents		88,968,799	21,072,341	331,513,550

Cash and cash equivalents at beginning of the year		618,154,016	597,081,675	265,568,125
Cash and cash equivalents at end of the year	8	707,122,815	618,154,016	597,081,675
(1)	Within Other cash movements, 2023 mainly includes the effect of the settlement of hedging instruments associated with bonds payable to the public.

/

F- 9
The accompanying notes 1 to 36 are an integral part of these Consolidated Financial Statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

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

As of December 31, 2024, the Company had a total 9,638 employees detailed as follows:

	Number of employes
	Parent company	Consolidated
Senior Executives	9	14
Managers and Deputy Managers	89	503
Others workers	334	9,121
Total	432	9,638

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

The figures of the Consolidated Statement of Financial Position and respective explanatory notes are presented compared with balances as of December 31, 2023 and the Consolidated Statement of Changes in Shareholders' Equity, Consolidated Statement of Income by Function, Consolidated Statement of Comprehensive Income, Consolidated Statement of Cash Flows and respective explanatory notes are presented compared with balances as of December 31, 2023 and 2022.

These Consolidated Financial Statements are presented in thousands of Chilean pesos (ThCh$) and have been prepared from the accounting records of Compañía Cervecerías Unidas S.A. and its subsidiaries. All amounts have been rounded to thousand Chilean pesos, except when otherwise indicated.

F- 10

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

The Company’s functional currency and presentation currency is the Chilean peso, except for some subsidiaries in Chile, United States, Argentine, Uruguay, Paraguay, Bolivia, United Kingdom and China that use the US Dollar, Argentine peso, Uruguayan Peso, Paraguayan guaraní, Bolivian, Sterling Pound and Yuan, respectively. The functional currency of joint operations in Chile and Colombia and associates in Argentine and Perú, are the Chilean peso and Colombian peso, Argentine peso and the Sol, respectively. However they use the Chilean peso as the presentation currency for consolidation purposes.

Subsidiaries whose functional currencies are not the Chilean peso and are not a currency from a country which economy has been classified as hyperinflationary, have converted their financial statement from their functional currency to the Group’s presentation currency, which is the Chilean peso. The following exchange rates have been used: for the Consolidated Statement of Financial Position and the Consolidated Statement of Changes in Equity, net at the year-end exchange rate, and for the Consolidated Statements of Income, Consolidated Statements of Comprehensive Income and the Consolidated Statement of Cash Flows at the transaction date exchange rate or at the average monthly exchange rate, as appropriate. For consolidation purposes, the assets and liabilities of subsidiaries whose functional currency is different from the Chilean peso, are translated into Chilean pesos using the exchange rates prevailing at the date of the Consolidated Financial Statements while the Gains (losses) on exchange differences caused by the conversion of assets and liabilities are recorded in the Conversion Reserves account under Other equity reserves. Income, costs and expenses are translated at the average monthly exchange rate for the respective periods. These exchange rates have not undergone significant fluctuations during the year, with the exception of subsidiaries in hyperinflationary economies. (See Note 2 - Summary of significant accounting policies, (2.4)).

B)	Brands and licensing

In Chile, its portfolio of brands in the beer category consists of its own CCU brands, international licensing brands, and distribution of Craft brands. CCU’s own brands correspond to national products produced, marketed, and distributed by Cervecera CCU Chile Ltda. which include the following brands among others; Cristal, Escudo, Royal Guard, Morenita, Dorada, Andes, Bavaria, and Stones in its Lemon, Maracuyá, Mango and Stones 6 (Sensation and Tropical). The international licensing brands are mostly produced while others are imported. All are marketed and distributed by Cervecera CCU including among others, Heineken, Sol and Coors brands. The Craft brands of beers (Austral, Polar Imperial, Patagonia, Kunstmann, Guayacán, D´olbek, Mahina and Volcanes del Sur) are created and mostly produced in their original breweries and in partnership with Cervecera CCU marketed and distributed by the Company.

In the Chile operating segment, in the non-alcoholic beverage’s category, CCU has the Bilz, Pap, Kem, Kem Xtreme, Nobis, Pop, Cachantun, Mas, Mas Woman and Porvenir brands. In the HOD category, CCU has the Manantial brand. The Company, directly or through its subsidiaries, has licensing agreements with Pepsi, 7up, Mirinda, H2O!, Gatorlit, Gatorade, Adrenaline Red, Lipton Ice Tea, Crush, Canada Dry Limón Soda, Canada Dry Ginger Ale, Canada Dry Agua Tónica, Nestlé Pura Vida, Watt’s, Watt´s Selección and Frugo. In Chile, CCU is the exclusive distributor of the Red Bull energy drink, Rockstar and Perrier water. Through a joint venture it also has its own brands, Sprim and a license for the Vivo and Caricia brands.

Additionally, in the Chile operating segment, in the pisco and cocktails categories, CCU owns the Mistral, Tres Erres, Campanario, Horcón Quemado, Control Valle del Encanto, Espíritu de los Andes, La Serena, Iceberg, Hard Fresh, Ruta Cocktail, Sabor Andino Sour, Horcón Quemado Sour, brands, together with the respective line extensions, as applicable. In the rum category, the Company owns the Sierra Morena (and their extensions) and Cabo Viejo brands. In the liquor category, the Company has the Kantal, Fehrenberg, Barsol and Puklaro brands and is the exclusive distributor in Chile of Pernod Ricard brands in the traditional channel and exclusive distributor in Chile of Fratelli Branca brands for all channels. Finally, in the Company distributes the Villa Pehuenia brand and Sidra 1888.

On January 2023, CPCh materialized the acquisition of D&D SpA. (see Note 1 - General information, letter C), number (5)), adding La Pizka to its portfolio of brands.

On August 8th 2019, CCU announced that its subsidiary Compañía Pisquera de Chile S.A. (“CPCh”) acting through out Inversiones Internacionales SpA. and International Spirits Investments USA LLC, have communicated to LDLM Investment LLC their decision to initiate the sell of its whole participation in Americas Distilling Investment LLC (“ADI”) which amount to 40%. ADI is the owner of the Peruvian Company Bodega San Isidro S.R.L. and the Barsol brand. That sales process initiated by CPCh did not take place, because the terms and conditions described in the offers presented by the interested parties were not feasible or satisfactory.

F- 11

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

In Argentina, CCU produces beer in its plants located in Salta, Santa Fe and Luján. Its main brands are Schneider, Imperial, Palermo, Santa Fé, Salta, Córdoba, Isenbeck, Norte and Iguana. At the same time, it is the holder of exclusive license for the production and marketing of Miller Genuine Draft, Heineken, Amstel, Sol, Warsteiner, Grolsch and Blue Moon. CCU also imports Kunstmann brand, and exports beer to different countries, mainly under the Schneider, Heineken and Imperial brands. Besides, participates in the cider business, marketing the leading market brands “Sidra Real”, “La Victoria” and “1888” in addition to the Pehuenia brand. Also participates in the spirits business, which are market under El Abuelo brand, in addition to importing pisco from Chile. Its wine portfolio include the sale and distribution of the Eugenio Bustos and La Celia brands and since June 2019 has incorporated to its wine portfolio Colón, Graffina and Santa Silvia brands belonging to Finca La Celia (subsidiary in Argentina of the Chilean subsidiary Viña San Pedro de Tarapacá S.A. (“VSPT”)).

With the acquisition of the shareholdings in Aguas de Origen S.A. and Aguas Danone de Argentina S.A., during 2022, CCU entered the spring water, mineral water and saborized water business, participating with the brands Villavicencio, Villa del Sur, Levité, Ser and Brío.

In the Wine Operating Segment, CCU through its subsidiary VSPT has an extensive portfolio of wine brands produced across the eight wineries that are part of the group. Among them are: Altaïr, Cabo de Hornos, Sideral, 1865, Castillo de Molina, Epica, Gato (in domestic market) and GatoNegro (in export market) from Viña San Pedro, the Reserva and Gran Reserva lines of Viña Tarapacá and its Blue and Black labels; Viña Leyda in its Reserva, Single Vineyard and Lot series; Misiones de Rengo Varietal, Reserva, Cuvée, Gran Reserva Black, Mision, and its Sparkling line; in addition to Alpaca, Reservado and Siglo de Oro Reserva de Viña Santa Helena; and in the sparkling category, Viñamar in its expressions Traditional Method, Extra Brut, Rosé, Moscato, Brut, Unique Brut, Unique Moscato, ICE and Zero Dealcoholized; the Donnaluna brand in the category of cockail wine, and, finally, Manquehuito in the coolers category. In Argentina, the brands La Celia, Graffigna, Colón and Colón Selecto.

In Uruguay, the Company participates in the mineral water business with the Nativa and Nix brands, soft drinks with the Nix brand and nectars with Watt's brand, in isotonic drinks with the FullSport brands; , we started to import and to distribute the brands Sidra Real and 1888. In addition, it sells imported beer under the Heineken, Schneider, Imperial, Escudo Silver, Kuntsmann, Miller, and Amstel. In the wine category, it participates with the brands Misiones de Rengo, Eugenio Bustos and La Celia brands all imported.

In Paraguay, the Company participates in the non-alcoholic and alcoholic drinks business. Its portfolio of non-alcoholic brands consists of Pulp, Watt's, Puro Sol, La Fuente and the FullSport isotonic drinks. These brands include our own licensed and imported brands. The Company in the alcoholic drinks business is the owner of Sajonia beer brand and imports Heineken, Amstel, Paulaner, Sol, Blue Moon, Schin and Kunstmann brands. In the wine category, it distributes the Misiones de Rengo and La Celia brands and in the category of piscos, distributes the Mistral brand. Since October 2024, as a result of the partnership agreement with the Vierci Group, CCU has a license to market and distribute Pepsico beverages and snacks under the Pepsi, Mirinda, 7Up, Split, Gatorade, Aquafina, Rockstar, Paso de los Toros, Quaker, Lays, Cheetos, Doritos and Fandango brands, in addition to the distribution of Red Bull.

In Bolivia, CCU participates in the non-alcoholic and alcoholic beverages business through its subsidiary Bebidas Bolivianas BBO S.A. (“BBO”). Within the portfolio of non-alcoholic beverages, BBO has the Mendocina, Sinalco, Real and De la Sierra. These brands include their own and licensed brands. On the other hand, the alcoholic beverages include Real, Capital, Cordillera, Uyuni, Amstel and Schneider brands. Aditionally, BBO markets the imported beer Heineken brands.

In Colombia, CCU participates in the beer business through its joint venture Central Cervecera de Colombia S.A.S. ("CCC"). CCC holds exclusive licensing agreements for the import, distribution and production of Heineken beer in Colombia since December 2014. In December 2015, the assets of the craft beer company "Artesanos de Cerverza" was acquired with its brand "Tres Cordilleras". From April 2016, the Tecate and Sol brands were incorporated, with a licensing agreement to brew and/or market these brands. In November 2019, the Miller Lite and Miller Genuine Draft new brands were incorporated. Since 2019, local production of the Tecate brand and the launch of Natu Malta (non-alcoholic malt-based product) began, also the import and marketing of the Kunstmann brand and local production of Heineken beer began. In October 2021, the local production of the Sol brand began.

F- 12

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

The described licenses are detailed as follows:

Main brands under license
Licenses	Validity Date
Aberlour, Absolut, Ballantine's, Beefeater, Blender´s Pride, Borzoi, Chivas Reagal, Cuvee MUMM, Dubonnet, Elyx, G.H. MUMM, Havana Club, Jameson, Kahlúa, Level, Long John, Longmorn, Malibu, Martell, Olmeca, Orloff, Passport, Pernod, Perrier Jouet, Ricard, Royale Salute, Sandeman, Scapa, Strathisla, The Glenlivet, Wyborowa, 100 Pipers, in Chile (1)	June 2027
Amstel in Argentina (2)	10 years renewables
Amstel in Bolivia (9)	August 2033
Amstel in Uruguay (16)	In process
Amstel in Paraguay (1)	September 2027
Austral in Chile (4)	July 2026
Avena Quaker Extra Fino, Avena Tradicional Fortificada Ca-Fe-Zn, Barra Display Chispa Chocolate, Barra Display Frutilla, Barra Display Vainilla Toffe, Barra Display Vainilla Toffe, Cheetos, Doritos Queso, Fandangos Presunto, Fandangos Queijo, Honey Graham, Honey Nut, Lays Clásicas, Harina de Aventa Integral Py, Lays stax SCO, Lays stax Original, TOstitos, Stax Sal, Lay´s Ketchup, Stax Sco Casa, Lays Stax Cheddar, Lays Queso y Pimienta, Lays Ceb Car Lto, Cheetos Pali, Aveia Quaker Fr, Granola Quaker Miel y Pasas, Granola Quaker Miel y Almendras, Avena Multisemilla II, Avena Multisemillas IV, Quaker Avena Instant, Avena Multisemillas I, Barra Display Manzana, Tostitos, Doritos DInamita FH and Lays TA FH in Paraguay	October 2034
Blue Moon in Argentina (19)	December 2028 renewables
Blue Moon in Paraguay	April 2028
Coors in Chile (5)	December 2025
Crush, Canada Dry (Ginger Ale, Agua Tónica and Limón Soda) in Chile (6)	December 2028
Fernet Branca, Brancamenta, Punt E Mes, Borghetti, Carpano Rosso and Carpano Bianco in Chile	December 2029
Frugo in Chile	Indefinitely
Gatorade in Chile (7)	December 2043
Gatorade in Paraguay (21)	April 2033
Grolsch in Argentina	May 2028
Heineken in Bolivia (8)	December 2029
Heineken in Chile and Argentina (9)	10 years renewables
Heineken in Colombia (10)	March 2028
Heineken in Paraguay (1)	May 2026
Heineken in Uruguay (9)	10 years renewables
Mas in Uruguay (15)	December 2028
Kunstmann in Colombia (1)	July 2025
Miller in Argentina (10)	December 2026
Miller Lite and Miller Genuine Draft in Colombia (13)	December 2026
Miller in Uruguay (6)	July 2026
Nestlé Pure Life in Chile (6)	December 2027
Paulaner in Paraguay	April 2025
Patagonia in Chile	Indefinitely
Pepsi, Seven Up and Mirinda in Chile	December 2043
Pepsi, Pepsi Light, Pepsi Max, Pepsi Blue, Pepsi Black, 7up, 7up Free, Mirinda (Guaraná), Mirinda Free (Guaraná), Paso de los Toros, Paso de los Toros Free and Aquafina in Paraguay (21)	April 2033
Polar Imperial in Chile	Indefinitely
Red Bull in Chile (11)	Indefinitely
RedBull in Paraguay (16)	In process
Rockstar in Chile (17)	December 2043
Schneider in Bolivia (16)	In process
Split in Paraguay (16)	In process
Sol in Argentina (9)	10 years renewables
Sol in Chile (9)	10 years renewables
Sol in Colombia (3)	March 2028
Sol in Paraguay (1)	January 2026
Té Lipton in Chile	December 2030
Tecate in Colombia (3)	March 2028
Villavicencio, Villa del Sur, Levite, Brio, Ser, We, Mate Power, Evian and Ser (powdered drink mix) (18)	Indefinitely
Warsteiner in Argentina (14)	May 2028
Watt´s in Uruguay	99 years renewables
Watt's (nectars, fruit-based drinks and other) rigid packaging, except carton in Chile	Indefinitely
Watt's (juice) rigid packaging, except carton in Chile (20)	December 2028
Watt's in Paraguay (12)	July 2026

F- 13

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

(1)	Renewable for successive periods of 3 years.
(2)	After the initial termination date, license is automatically renewed under the same conditions (Rolling Contract), each year for a period of 10 years, unless notice of non-renewal is given.
(3)	The contract will remain in effect as long as the Heineken license agreeemente for Colombia remains in force.
(4)	Renewable for periods of two years, subject to the compliance of the contract conditions
(5)	After the initial termination date, license is automatically renewed under the same conditions (Rolling Contract), each year for a period of 5 years, subject to the compliance of the contract conditions.
(6)	License renewable for periods of 5 years, subject to the compliance of the contract conditions.
(7)	License was renewed for a period equal to the duration of the Shareholders Agreement of Bebidas CCU-PepsiCo SpA.
(8)	License for 10 years, automatically renewable for periods of 5 years, unless notice of non-renewal.
(9)	License for 10 years, automatically renewable on the same terms (Rolling Contract), each year for a period of 10 years, unless notice of non-renewal is given.
(10)	After the initial termination date, License is automatically renewable each year for a period of 5 years (Rolling Contract), unless notice of non-renewal is given.
(11)	Indefinite contract, notice of termination 6 months in advance.
(12)	Sub-license is renewed automatically and successively for two periods of 5 years each, subject to the terms and conditions stipulated in the International Sub-license agreement of December 28, 2018 between Promarca Internacional Paraguay S.R.L. and Babidas del Paraguay S.A.
(13)	License renewable for one period of 5 years, subject to the compliance of the contract conditions.
(14)	Prior to the expirty of its term, Parties shall negociate its continuity for five (5) more years.
(15)	License automatically renewable for periods of 10 years.
(16)	Distribution started,distribution agremment under negociation.
(17)	As long as the shareholders Agreement of Bebidas CCU-PepsiCo SpA. is in force.
(18)	The agreement will remain in effect except material breach, CCU ceases to be a shareholder of Aguas de Origen S.A., or a party is declared bankrupt.
(19)	After the initial termination date, license is automatically renewed under identical conditions (Rolling Contract), for two 5-year periods, subject to compliance with the conditions established in the contract.
(20)	Term shall be automatically renewed for equal and successive periods of 5 years each, unless notice is given at least one (1) year prior to the expiration of the original term or any of its extensions.
(21)	After initial term, license is automatically renewed for 4 years, unless written non renewal notice of at least 1 year before initial term.

F- 14

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

C)	Direct and indirect significant subsidiaries

The consolidated financial statements include the following direct and indirect subsidiaries where the percentage of participation represents the economic interest at a consolidated level:

Subsidiary	Tax ID	Country of origin	Functional currency	Share percentage direct and indirect
				As of December 31, 2024			As of December 31, 2023
				Direct %	Indirect %	Total %	Total %
Aguas CCU-Nestlé Chile S.A.	76,007,212-5	Chile	Chilean Pesos	-	50.0917	50.0917	50.0917
Cervecera Guayacán SpA. (9) (**)	76,035,409-0	Chile	Chilean Pesos	-	30.0005	30.0005	25.0006
CRECCU S.A. (6)	76,041,227-9	Chile	Chilean Pesos	99.9602	0.0398	100.0000	100.0000
Cervecería Belga de la Patagonia S.A. (**)	76,077,848-6	Chile	Chilean Pesos	-	25.5034	25.5034	25.5034
Inversiones Invex CCU Dos Ltda.	76,126,311-0	Chile	US Dollar	99.8516	0.1484	100.0000	100.0000
Bebidas CCU-PepsiCo SpA. (**)	76,337,371-1	Chile	Chilean Pesos	-	49.9888	49.9888	49.9888
CCU Inversiones II SpA. (1)	76,349,531-0	Chile	US Dollar	99.9602	0.0398	100.0000	100.0000
Cervecería Szot SpA. (10) (**)	76,481,675-7	Chile	Chilean Pesos	-	-	-	25.0006
Bebidas Carozzi CCU SpA. (**)	76,497,609-6	Chile	Chilean Pesos	-	49.9917	49.9917	49.9917
Bebidas Ecusa SpA.	76,517,798-7	Chile	Chilean Pesos	-	99.9834	99.9834	99.9834
Inversiones Invex CCU Ltda. (2)	76,572,360-4	Chile	US Dollar	66.6519	33.3406	99.9925	99.9925
Promarca Internacional SpA. (**)	76,574,762-7	Chile	US Dollar	-	49.9917	49.9917	49.9917
CCU Inversiones S.A. (13)	76,593,550-4	Chile	Chilean Pesos	99.0242	0.9533	99.9775	99.9775
Inversiones Internacionales SpA.	76,688,727-9	Chile	US Dollar	-	80.0000	80.0000	80.0000
Promarca S.A. (**)	76,736,010-K	Chile	Chilean Pesos	-	49.9917	49.9917	49.9917
D&D SpA. (5) (**)	76,920,876-3	Chile	Chilean Pesos	-	40.8105	40.8105	40.8105
La Barra S.A. (18)	77,148,606-1	Chile	Chilean Pesos	99.0000	1.0000	100.0000	100.0000
Mahina SpA. (**)	77,248,551-4	Chile	Chilean Pesos	-	25.0458	25.0458	25.0458
Volcanes del Sur S.A. (17)	77,622,887-7	Chile	Chilean Pesos	-	74.9503	74.9503	74.9503
CirCCUlar SpA. (8)	77,847,898-3	Chile	Chilean Pesos	-	99.9773	99.9773	-
Transportes CCU Ltda.	79,862,750-3	Chile	Chilean Pesos	98.0000	2.0000	100.0000	100.0000
Fábrica de Envases Plásticos S.A.	86,150,200-7	Chile	Chilean Pesos	95.8904	4.1080	99.9984	99.9984
Millahue S.A. (11)	91,022,000-4	Chile	Chilean Pesos	99.9773	-	99.9773	99.9621
Viña San Pedro Tarapacá S.A. (*) (13)	91,041,000-8	Chile	Chilean Pesos	-	85.1506	85.1506	84.6824
Manantial S.A.	96,711,590-8	Chile	Chilean Pesos	-	50.5519	50.5519	50.5519
Viña Altaïr SpA.	96,969,180-9	Chile	Chilean Pesos	-	85.1506	85.1506	84.6824
Cervecería Kunstmann S.A.	96,981,310-6	Chile	Chilean Pesos	50.0007	-	50.0007	50.0007
Cervecera CCU Chile Ltda. (16)	96,989,120-4	Chile	Chilean Pesos	99.8064	0.1935	99.9999	99.9999
Embotelladoras Chilenas Unidas S.A.	99,501,760-1	Chile	Chilean Pesos	98.8000	1.1834	99.9834	99.9834
Comercial CCU S.A.	99,554,560-8	Chile	Chilean Pesos	50.0000	49.9888	99.9888	99.9888
Compañía Pisquera de Chile S.A.	99,586,280-8	Chile	Chilean Pesos	46.0000	34.0000	80.0000	80.0000
Aguas de Origen S.A. (12)	0-E	Argentina	Argentine Pesos	-	50.0970	50.0970	-
Compañía Cervecerías Unidas Argentina S.A.	0-E	Argentina	Argentine Pesos	-	99.9939	99.9939	99.9939
Compañía Industrial Cervecera S.A. (7)	0-E	Argentina	Argentine Pesos	-	99.9952	99.9952	99.9952
Finca La Celia S.A.	0-E	Argentina	Argentine Pesos	-	85.1506	85.1506	84.6824
Los Huemules S.R.L.	0-E	Argentina	Argentine Pesos	-	74.9980	74.9980	74.9980
Bebidas Bolivianas BBO S.A. (3)	0-E	Bolivia	Bolivians	-	51.0000	51.0000	51.0000
VSPT Winegroup (Shanghai) Limited (15)	0-E	China	Yuan	-	85.1506	85.1506	84.6824
International Spirits Investments USA LLC	0-E	United States	US Dollar	-	80.0000	80.0000	80.0000
VSPT US LLC	0-E	United States	US Dollar	-	85.1506	85.1506	84.6824
VSPT UK Ltd. (14)	0-E	United Kingdom	Sterling Pound	-	85.1506	85.1506	84.6824
AV S.A. (4)	0-E	Paraguay	Paraguayan Guaranies	-	51.0166	51.0166	-
Bebidas del Paraguay S.A. (4)	0-E	Paraguay	Paraguayan Guaranies	-	57.2158	57.2158	55.0070
Distribuidora del Paraguay S.A. (4)	0-E	Paraguay	Paraguayan Guaranies	-	51.0024	51.0024	54.9640
Promarca Internacional Paraguay S.R.L. (**)	0-E	Paraguay	Paraguayan Guaranies	-	49.9917	49.9917	49.9917
Sajonia Brewing Company S.R.L.	0-E	Paraguay	Paraguayan Guaranies	-	56.6436	56.6436	54.4569
Andrimar S.A.	0-E	Uruguay	Uruguayan Pesos	-	100.0000	100.0000	100.0000
Coralina S.A. (19)	0-E	Uruguay	Uruguayan Pesos	-	-	-	100.0000
Marzurel S.A.	0-E	Uruguay	Uruguayan Pesos	-	100.0000	100.0000	100.0000
Milotur S.A.	0-E	Uruguay	Uruguayan Pesos	-	100.0000	100.0000	100.0000

(*)	Listed company in Chile.
(**)	Subsidiaries in which we have an interest of more or equal than 50% through one or more subsidiaries of the Company.

F- 15

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

In addition to what is shown in the preceding table, the following are the percentages of participation with voting rights, in each of the subsidiaries. Each shareholder has one vote per share owned or represented. The percentage of participation with voting rights represents the sum of the direct participation and indirect participation through a subsidiary.

Subsidiary	Tax ID	Country of origin	Functional currency	Share percentage with voting rights
				As of December 31, 2024	As of December 31, 2023
				%	%
Aguas CCU-Nestlé Chile S.A.	76,007,212-5	Chile	Chilean Pesos	50.0917	50.0917
Cervecera Guayacán SpA. (9) (**)	76,035,409-0	Chile	Chilean Pesos	30.0005	25.0006
CRECCU S.A. (6)	76,041,227-9	Chile	Chilean Pesos	100.0000	100.0000
Cervecería Belga de la Patagonia S.A. (**)	76,077,848-6	Chile	Chilean Pesos	25.5034	25.5034
Inversiones Invex CCU Dos Ltda.	76,126,311-0	Chile	US Dollar	100.0000	100.0000
Bebidas CCU-PepsiCo SpA. (**)	76,337,371-1	Chile	Chilean Pesos	49.9888	49.9888
CCU Inversiones II SpA. (1)	76,349,531-0	Chile	US Dollar	100.0000	100.0000
Cervecería Szot SpA. (10) (**)	76,481,675-7	Chile	Chilean Pesos	-	25.0006
Bebidas Carozzi CCU SpA. (**)	76,497,609-6	Chile	Chilean Pesos	49.9917	49.9917
Bebidas Ecusa SpA.	76,517,798-7	Chile	Chilean Pesos	99.9834	99.9834
Inversiones Invex CCU Ltda. (2)	76,572,360-4	Chile	US Dollar	99.9925	99.9925
Promarca Internacional SpA. (**)	76,574,762-7	Chile	US Dollar	49.9917	49.9917
CCU Inversiones S.A. (13)	76,593,550-4	Chile	Chilean Pesos	99.9775	99.9775
Inversiones Internacionales SpA.	76,688,727-9	Chile	US Dollar	80.0000	80.0000
Promarca S.A. (**)	76,736,010-K	Chile	Chilean Pesos	49.9917	49.9917
D&D SpA. (5) (**)	76,920,876-3	Chile	Chilean Pesos	40.8105	40.8105
La Barra S.A. (18)	77,148,606-1	Chile	Chilean Pesos	100.0000	100.0000
Mahina SpA. (**)	77,248,551-4	Chile	Chilean Pesos	25.0458	25.0458
Volcanes del Sur S.A. (17)	77,622,887-7	Chile	Chilean Pesos	74.9503	74.9503
CirCCUlar SpA. (8)	77,847,898-3	Chile	Chilean Pesos	99.9773	-
Transportes CCU Ltda.	79,862,750-3	Chile	Chilean Pesos	100.0000	100.0000
Fábrica de Envases Plásticos S.A.	86,150,200-7	Chile	Chilean Pesos	100.0000	100.0000
Millahue S.A. (11)	91,022,000-4	Chile	Chilean Pesos	99.9773	99.9621
Viña San Pedro Tarapacá S.A. (*) (13)	91,041,000-8	Chile	Chilean Pesos	85.1506	84.6824
Manantial S.A.	96,711,590-8	Chile	Chilean Pesos	50.5519	50.5519
Viña Altaïr SpA.	96,969,180-9	Chile	Chilean Pesos	85.1506	84.6824
Cervecería Kunstmann S.A.	96,981,310-6	Chile	Chilean Pesos	50.0007	50.0007
Cervecera CCU Chile Ltda. (16)	96,989,120-4	Chile	Chilean Pesos	100.0000	100.0000
Embotelladoras Chilenas Unidas S.A.	99,501,760-1	Chile	Chilean Pesos	99.9834	99.9834
Comercial CCU S.A.	99,554,560-8	Chile	Chilean Pesos	100.0000	100.0000
Compañía Pisquera de Chile S.A.	99,586,280-8	Chile	Chilean Pesos	80.0000	80.0000
Aguas de Origen S.A. (12)	0-E	Argentina	Argentine Pesos	50.0970	-
Compañía Cervecerías Unidas Argentina S.A.	0-E	Argentina	Argentine Pesos	100.0000	100.0000
Compañía Industrial Cervecera S.A. (7)	0-E	Argentina	Argentine Pesos	100.0000	100.0000
Finca La Celia S.A.	0-E	Argentina	Argentine Pesos	85.1506	84.6824
Los Huemules S.R.L.	0-E	Argentina	Argentine Pesos	74.9980	74.9980
Bebidas Bolivianas BBO S.A. (3)	0-E	Bolivia	Bolivians	51.0000	51.0000
VSPT Winegroup (Shanghai) Limited (15)	0-E	China	Yuan	85.1506	84.6824
International Spirits Investments USA LLC	0-E	United States	US Dollar	80.0000	80.0000
VSPT US LLC	0-E	United States	US Dollar	85.1506	84.6824
VSPT UK Ltd. (14)	0-E	United Kingdom	Sterling Pound	85.1506	84.6824
AV S.A. (4)	0-E	Paraguay	Paraguayan Guaranies	51.0166	-
Bebidas del Paraguay S.A. (4)	0-E	Paraguay	Paraguayan Guaranies	57.2158	55.0070
Distribuidora del Paraguay S.A. (4)	0-E	Paraguay	Paraguayan Guaranies	51.0024	54.9640
Promarca Internacional Paraguay S.R.L. (**)	0-E	Paraguay	Paraguayan Guaranies	49.9917	49.9917
Sajonia Brewing Company S.R.L.	0-E	Paraguay	Paraguayan Guaranies	56.6436	54.4569
Andrimar S.A.	0-E	Uruguay	Uruguayan Pesos	100.0000	100.0000
Coralina S.A. (19)	0-E	Uruguay	Uruguayan Pesos	-	100.0000
Marzurel S.A.	0-E	Uruguay	Uruguayan Pesos	100.0000	100.0000
Milotur S.A.	0-E	Uruguay	Uruguayan Pesos	100.0000	100.0000

(*)	Listed company in Chile.
(**)	Subsidiaries in which we have an interest of more or equal than 50% through one or more subsidiaries of the Company.

F- 16

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

The main movements in the ownership of the subsidiaries included in these consolidated financial statements are the following:

(1) CCU Inversiones II SpA.

Since the dissolution of Inversiones Invex CCU Tres Ltda. on July 1, 2022, CCU Inversiones II SpA.’s shareholders, corresponding to CCU S.A. and CCU Inversiones S.A., have a participation of 99.9511% and 0.0489%, respectively.

On December 12, 2022, the Company made a capital contribution to the subsidiary CCU Inversiones II SpA. in the amount of USD 17,000,000 (equivalent to ThCh$ 14,645,670), resulting in a participation of 99.9539% for CCU S.A. and 0.0461% for CCU Inversiones S.A. The latter did not generate effects at the CCU S.A. consolidated level.

On February 28, 2023, the Company made a capital contribution to its subsidiary CCU Inversiones II SpA. by an amount of USD 4,000,000 (equivalent to ThCh$ 3,324,960), in which the Company ended with a 99.9545% interest and CCU Inversiones S.A. ended with a 0.0455% interest. The latter did not generate effects at the CCU S.A. consolidated level.

On May 9, 2023, the Company made a capital contribution to the subsidiary CCU Inversiones II SpA. for an amount of USD 1,500,000 (equivalent to ThCh$ 1,190,145), in which the Company reached a 99.9547% interest and CCU Inversiones S.A. reached a 0.0453% interest. The latter did not generate effects at the CCU S.A. consolidated level.

On January 26, 2024, the Company made a capital contribution to the subsidiary CCU Inversiones II SpA. for an amount of USD 41,775,000 (equivalent to ThCh$ 38,055,772), in which the Company had a 99.9602% interest and CCU Inversiones S.A. had a 0.0398% interest. The latter did not generate effects at the CCU S.A. consolidated level.

(2) Inversiones Invex CCU Ltda.

Following the dissolution of Inversiones Invex CCU Tres Ltda. on July 1, 2022, the shareholders of Inversiones Invex CCU Ltda. reached the following participations: CCU S.A. with 65.1854% and CCU Inversiones S.A. with 34.8086%.

On May 25, 2023, the Company made a capital contribution to the subsidiary Inversiones Invex CCU Ltda. in the amount of USD 8,150,000 (equivalent to ThCh$ 6,593,595), in which the Company reached a 66.6519% interest and CCU Inversiones S.A. reached a 33.3481% interest. The latter did not generate effects at the CCU S.A. consolidated level.

(3) Bebidas Bolivianas BBO S.A.

On April 26 and June 13, 2022, the subsidiary CCU Inversiones II SpA. made capital contributions to Bebidas Bolivianas BBO S.A. in the amount of USD 1,019,971 and USD 1,019,971 (equivalent to ThCh$ 867,771 and ThCh$ 950,695) respectively. Since the partners participated in proportion to the current shareholding, the percentages of participation were maintained.

On January 25 and May 25, 2023, the subsidiary CCU Inversiones II SpA. made capital contributions to Bebidas Bolivianas BBO S.A. for USD 1,784,914 and USD 1,784,914 (equivalent to ThCh$ 1,437,659 and ThCh$ 1,444,049), respectively. Since the partners contributed in proportion to the current shareholding, the percentages of participation were maintained.

On February 21, April 29, July 12 and December 30, 2024, the subsidiary CCU Inversiones II SpA. made a capital contributions to Bebidas Bolivianas BBO S.A. for USD 1,019,971, USD 509,914, USD 1,087,508 and USD 495,052 (equivalent to ThCh$ 982,926, ThCh$ 483,235, ThCh$ 925,742 and ThCh$ 454,034), respectively. Since the partners participated in proportion to the current shareholding, the percentages of participation were maintained.

(4) Bebidas del Paraguay S.A., Distribuidora del Paraguay S.A. and AV S.A.

On January 26, 2023, the Office of Foreign Assets Control (OFAC) of the United States Department of the Treasury announced sanctions against Mr. Horacio Cartes Jara, as of that date, shareholder of our subsidiaries Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A. (the "Companies in Paraguay").

F- 17

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

On March 1, 2023, Compañía Cervecerías Unidas S.A. through its subsidiary CCU Inversiones II SpA. signed a Private Agreement with the shareholders of the Companies in Paraguay, agreeing to:

i.	The acquisition of all of the shares held by Ms. Sarah Cartes Jara in the Companies in Paraguay, which purchase and sale took place on March 1, 2023, for a total amount of USD 4,001,920 (equivalent to ThCh$ 3,205,058), and CCU became the holder of a 55.0070% and 54.9640% of Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A. (generating an equity effect of ThCh$ 908,438), respectively; and

ii.	The acquisition by an unrelated third party of Mr. Cartes of all the shares owned by him, within the maximum term that expired on March 17, 2023 and subject to CCU agreeing with this third party certain amendments to the current shareholders' agreements of the Companies in Paraguay.

On March 16, 2023 having met the conditions set forth in the Private Agreement, Sudameris Bank S.A.E.C.A. (Sudameris) acquired all of Mr. Horacio Cartes Jara participation in the Companies in Paraguay, signing with CCU the respective Shareholders' Agreements, which include corporate governance clauses and other usual clauses for this type of contract, and a Put Option Agreement, for a total of USD 32,651,973 (present value of USD 31,745,078 equivalent to ThCh$ 25,949,059 at the date of signing the agreement and USD 32,555,031, equivalent to ThCh$ 28,554,669 as of December 31, 2023), with respect to the Companies in Paraguay (See Note 2 - Summary of material accounting policies, number 2.7 - Financial instruments - Option Contracts).

On February 20, 2024, pursuant to the provisions of the Put Option Agreement, CCU S.A., through its subsidiaries CCU Inversiones II SpA. and CCU Inversiones S.A., acquired from Sudameris all of the shares held by Sudameris in Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A., for a value of USD 32,652,006 (equivalent to ThCh$ 31,549,348). Consequently, as from this date, the only shareholders of Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A. are CCU Inversiones II SpA. and CCU Inversiones S.A.

Since October 14, 2024, Compañía Cervecerías Unidas S.A., through its subsidiaries CCU Inversiones II SpA and CCU Inversiones S.A., entered into binding and definitive association agreements with Vierci Group, which holds the license for PepsiCo's beverages and snacks distribution in Paraguay, through its companies AV S.A. and AJ S.A. Calidad Ante Todo.

According to these agreements contained in the masters contract, and once met all the conditions set in the mentioned contract, CCU became the owner of 51% of the shares of Bebidas del Paraguay S.A., Distribuidora del Paraguay S.A. and acquired AV S.A. in a 51% as well. The remaining 49% of the shares of these companies will remain in the hands of the Vierci Group.

At the closing date of these Financial Statements, not all the stipulations of the master agreement have yet been perfected; therefore, as of December 31, 2024, the Vierci Group's interest in Bebidas del Paraguay S.A. is 43%.

The acquired business contributed revenues of ThCh$ 9,270,041 and net income of ThCh$ 108,368 for the period from Octuber 14, 2024 to December 31, 2024.

See more information in Note 15 - Business combination, letter c).

F- 18

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

For this business combination, the provisional fair values of the assets and liabilities for AV S.A. were determined as follows:

Assets and Liabilities	Fair Value
ThCh$
Trade and other current receivables	5,935,199
Inventories	5,053,629
Other current assets	819,009
Total current assets	11,807,837
Property, plant and equipment (net)	6,621,135
Intangible assets other tan goodwill	12,264,118
Right of use assets	119,480
Total non-current assets	19,004,733
Total Assets	30,812,570
Current lease liabilities	59,618
Trade and other current payables	10,578,725
Other current liabilities	1,460,285
Total current liabilities	12,098,628
Non-current lease liabilities	59,862
Deferred taxes liabilities	1,180,741
Total non-current liabilities	1,240,603
Total Liabilities	13,339,231
Net identifiable assets acquired	17,473,339
Non-controlling interests	8,559,035
Investment value	8,914,304
Consideration transferred	(18,860,580)
Cash flow obtained by business combination	17,112,779
Other reserves	(7,166,503)
-

As a result of the fair values indicated above, intangible assets have been generated, mainly Intangible and Property, plant and equipment, which are described in Note 17 - Intangible assets other than goodwill and Note 19 - Property, plant and equipment, respectively.

(5) D&D SpA.

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

Since the date of this acquisition and until December 31, 2023, D&D SpA. contributed a net income of ThCh$ 662,355.

As of December 31, 2024, D&D SpA. contributed a net income of ThCh$ 190,218.

F- 19

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

For this business combination, the fair values of assets and liabilities were determined as follows:

Assets and Liabilities	Fair Value
ThCh$
Trade and other current receivables	404,882
Inventories	300,055
Other current assets	287,574
Total current assets	992,511
Property, plant and equipment (net)	607,977
Intangible assets other tan goodwill	1,962,891
Right of use assets	26,767
Total non-current assets	2,597,635
Total Assets	3,590,146
Current lease liabilities	26,767
Trade and other current payables	602,887
Other current liabilities	97,542
Total current liabilities	727,196
Non-current lease liabilities	100,755
Deferred taxes liabilities	536,201
Total non-current liabilities	636,956
Total Liabilities	1,364,152
Net identifiable assets acquired	2,225,994
Non-controlling interests	(1,090,587)
Goodwill	2,100,677
Investment value	3,236,084

As a result of the fair values indicated above, intangible assets and goodwill have been generated, which are disclosed in Intangible and Goodwill, which are described in Note 17 - Intangible assets other than goodwill and Note 18 - Goodwill, respectively.

(6) CRECCU S.A.

On January 9, 2023, at the Extraordinary Shareholders' Meeting of the subsidiary CRECCU S.A., it was agreed to reduce capital by ThCh$ 1,500,000, which was returned to the shareholders, this is, to the Company and the subsidiary CCU Inversiones S.A. in proportion to their participation.

(7) Compañía Industrial Cervecera S.A. and Sáenz Briones y Cía. S.A.I.C.

On April 3, 2023, the Board of Directors of Compañía Industrial Cervecera S.A. approved a corporate reorganization process between Compañía Industrial Cervecera S.A. and Saenz Briones y Compañía S.A.I.C., defining an effective date for the merger of these companies as of May 1, 2023. This did not have a significant impact on the consolidated financial statements.

The merge was registered on the Inspection of legal entities of Salta province on September 25, 2024 and on the General Inspection of Justice of Buenos Aires on November 11, 2024.

(8) CirCCUlar SpA.

On February 1, 2024, the Company, through its subsidiary Millahue S.A., incorporated CirCCUlar SpA. in Chile, with a capital of ThCh$ 10,000,000, divided into 10,000,000 ordinary and nominative shares, which as of today is fully paid. The corporate purpose of CirCCUlar SpA. is the manufacture, recycling and commercialization of all types of plastic products and supplies.

(9) Cervecera Guayacán SpA.

On April 26, 2024, the subsidiary Cervecería Kunstmann S.A. made a capital contribution to Cervecera Guayacán SpA. in the amount of ThCh$ 84,131, in which the subsidiary Cervecería Kunstmann S.A. reached a 60.0002% interest which generated a positive equity effect at the Company's level of ThCh$ 31,300.

F- 20

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

(10) Cervecería Szot SpA.

According to the Share sales Purchase Agreement, dated April 29, 2024, the subsidiary Cervecería Kunstmann S.A., assigns and transfers to Cervecería Szot SpA. all the shares it held in Cervecería Szot SpA., which correspond to 97,856 shares, all ordinary shares of the same series, and which were fully paid. The amount of the transaction amounted to ThCh$ 208,755, which generated a negative equity effect at the Company's level of ThCh$ 60,881.

The payment of the shares, was made on the same date, through the transfer of ownership of the trademarks from Cervecería Szot SpA. to Cervecería Kunstmann S.A. for ThCh$ 251,756 and the difference, amounting to ThCh$ 43,000, was paid in cash by Cervecería Kunstmann S.A.

On the same date, according to a debt recognition and transfer of personal property agreement, Cervecería Szot SpA. paid an amount of ThCh$ 224,393 to Cervecería Kunstmann S.A., in respect of liabilities for commercial relations. In addition, the company made a payment of ThCh$ 49,094 for pending shares and pledges by Representaciones Chile Beer Kevin Michael Szot EIRL., agreed in a purchase agreement on August 28, 2020. These debts were settled through the transfer of Property Plant and Equipment’ Cervecería Szot SpA. for an amount of ThCh$ 273,487.

(11) Millahue S.A.

At an Extraordinary Shareholder’s meeting held on August 29, 2024, it was approved to increase the capital stock of Millahue S.A. by ThCh$ 7,002,652 through the issuance of 14,142,310 nominative shares.

On September 4, 2024, the Company paid the capital contribution of ThCh$ 7,000,000, corresponding to its 99.9621% ownership in Millahue S.A.

A determined in the same Extraordinary Shareholder´s meeting, the preferential subscription period expired 30 calendar days from the date of the deed, therefore, as of December 31, 2024, the Company holds a 99.9773% ownership stake.

(12) Aguas de Origen S.A.

On May 28, 2024, CCU Argentina S.A. notified Holding Internationale de Boissons S.A.S. of the exercise of the stock purchase option contained in the shareholders' agreement, which allowed CCU Argentina S.A. to acquire 8,471,349 shares equivalent to the 0.1% of the outstanding shares of the former joint venture Aguas de Origen S.A. Aguas de Origen S.A. was considered a joint venture until June 30, 2024 through its subsidiary CCU Argentina S.A.

During July 2024, Holding Internationale de Boissons S.A.S. accepted the exercise of the aforementioned option.

On July 1, 2024, CCU Argentina S.A. exercised the option for an amount of ThCh$ 47,217, reaching a participation of 50.1% of Aguas de Origen S.A.

The acquired business contributed revenues of ThCh$ 87,643,707 and net loss of ThCh$ 2,894,151 for the period from July 1, 2024 to December 31, 2024.

F- 21

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

For this business combination by stages, provisional fair values of assets and liabilities were determined, wich are the followings:

Assets and Liabilities	Fair Value
ThCh$
Trade and other current receivables	13,502,497
Inventories	11,903,064
Other current assets	2,293,374
Total current assets	27,698,935
Property, plant and equipment (net)	8,046,721
Intangible assets other tan goodwill	25,481,126
Deferred taxes assets	1,545,351
Total non-current assets	35,073,198
Total Assets	62,772,133
Other financial liabilities	8,351,355
Trade and other current payables	27,255,032
Other current liabilities	1,030,235
Total current liabilities	36,636,622
Other non-current liabilities	1,691,168
Total non-current liabilities	1,691,168
Total Liabilities	38,327,790
Net identifiable assets acquired	24,444,343
Non-controlling interests	(12,197,727)
Investment value	12,246,616
Goodwill	5,557,026
Investment at fair value previously held	(15,128,327)
Gain for business combination by stages	(2,628,098)
Cash flow used to obtain control of subsidiary	(47,217)
-

As consequence of the fair values indicated above, mainly Intangible assets, Goodwill and Property, plant and equipment were generated, which are disclosed in Note 17 - Intangible assets other than goodwill, Note 18 - Goodwill and Note 19 - Property, plant and equipment, respectively.

(13) CCU Inversiones S.A. and Viña San Pedro Tarapacá S.A.

On September 7, 2022, the subsidiary CCU Inversiones S.A. acquired an additional 0.1856% of the subsidiary Viña San Pedro Tarapacá S.A. for ThCh$ 438,105, equivalent to 74,000,000 shares, reaching a direct participation of 84.7015% (indirect interest of 84.6824%), which generated an effect on the Company’s equity of ThCh$ 102,625.

On November 21, 2024, the subsidiary CCU Inversiones S.A. acquired an additional 0.4682% of the subsidiary Viña San Pedro Tarapacá S.A. for ThCh$ 711,155, equivalent to 187,146,096 shares, reaching a direct participation of 85.1697% (indirect interest of 85.1506%), which generated a positive effect on the Company’s equity of ThCh$ 681,186.

(14) VSPT UK Ltd.

On June 1, 2022 the company VSPT UK Ltd. was incorporated in United Kingdom, whose corporate purpose is the commercialization of wines. On June 1, 2022 the capital of the company was paid in, which amounts to £ 1 (equivalent to Ch$ 1,135.30).

On November 28, 2022, a capital increase was made for an amount of £ 417,399 (equivalent to ThCh$ 431,444).

(15) VSPT Winegroup (Shanghai) Limited

On December 5, 2022, VSPT Winegroup (Shanghai) Limited was incorporated in China for the purpose of commercializing wine. The committed capital of the company amounts USD 500,000 (equivalent to ThCh$ 498,230 as of December 31, 2024).

F- 22

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

(16) Cervecera CCU Chile Ltda.

On August 16, 2022, the Company made a capital increase to the subsidiary Cervecera CCU Chile Ltda. in the amount of ThCh$ 6,750,000. As only CCU participated in this capital increase, the participation in Cervecera CCU Chile Ltda. is 99.8064% for CCU and 0.1935% for Millahue S.A. The latter did not generate effects at the CCU S.A. consolidated level.

(17) Volcanes del Sur S.A.

On August 24, 2022, the subsidiaries Cervecería Kunstmann S.A. and Cervecera CCU Chile Ltda. jointly acquired brands of Volcanes del Sur S.A. for ThCh$ 12,950,000. This transaction generated a direct participation in Volcanes del Sur S.A. of 50.1% for Cervecería Kunstmann S.A. and 49.9% for Cervecera CCU Chile Ltda.

(18) La Barra S.A.

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

(19) Coralina S.A.

According to the Share sales Purchase Agreement, dated December 12, 2024, the subsidiary CCU Inversiones II SpA. sold all the shares it held in Coralina S.A., wich responds to 18,000 all ordinary shares of the same series, and wich were fully paid. The amount of the transaction amounted to USD 251,556 (equivalent to ThCh$ 245,471), wich generated generated a negative effect on the Company’s equity ThCh$ 107,286.

Joint operations:

The joint arrangements that qualify as joint operations are as follows:

(a) Promarca S.A.

Promarca S.A. is a closed stock company whose main activity is the acquisition, development and administration of trademarks and their corresponding licensing to their operators.

On December 31, 2024, Promarca S.A. recorded a net income of ThCh$ 7,102,269 (ThCh$ 6,490,044 as of 2023 and ThCh$ 7,729,870 as of 2022) which in accordance with the Company’s policies is 100% distributable.

(b) Bebidas CCU-Pepsico SpA. (“BCP”)

The line of business of this company is manufacture, produce, process, transform, transport, import, export, purchase, sell and in general market all types of concentrates.

On December 31, 2024, BCP recorded a net income of ThCh$ 4,766,081 (ThCh$ 5,628,818 as of 2023 and ThCh$ 4,781,336 as of 2022) which in accordance with the Company’s policies is 100% distributable.

(c) Bebidas Carozzi CCU SpA. (“BCCCU”)

The purpose of this company is the production, marketing and distribution of instant powder drinks in the national territory.

As of December 31, 2024, BCCCU recorded a net income of ThCh$ 652,159 (a net income of ThCh$ 769,486 as of 2023 and a net loss of ThCh$ 292,979 as of 2022).

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

F- 23

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

Note 2   Summary of material accounting policies

Significant accounting policies adopted for the preparation of these Consolidated Financial Statements are described below:

2.1	Basis of preparation

The accompanying consolidated financial statements as of December 31, 2024 have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

The Consolidated Financial Statements have been prepared on a historical cost basis, modified by the revaluation of certain financial assets and liabilities (including derivative instruments) – measured at fair value.

The preparation of the Consolidated Financial Statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires that management uses its professional judgment in the process of applying the Company’s accounting policies. See Note 3 - Estimates and application of professional judgment for disclosure of significant accounting estimates and judgments.

At the date of issuance of these Consolidated Financial Statements, new Standards, Improvements, Amendments and Interpretations to existing standards have been published, which have not become effective or have not been adopted by the Company in advance, and are presented below and are mandatory as of the dates indicated:

Next Standard Improvements and Amendments		Mandatory for years beginning in:
Amendments to IAS 21	Lack of Exchangeability.	January 1, 2025
Amendments to IAS 7	Cash Flow Statements - Cost method.	January 1, 2026
Amendments to IFRS 1	First-time adoption of International Financial Reporting Standards - Changes in references to hedge accounting.	January 1, 2026
Amendments to IFRS 7 and IFRS 9	Classification and Measurement of Financial Instruments.	January 1, 2026
Amendments to IFRS 10	Consolidated Financial Statements.	January 1, 2026
IFRS 18	Presentation and disclosures in the Financial Statements.	January 1, 2027
IFRS 19	Subsiduaries without Public Accountability: Disclousures.	January 1, 2027

The Company estimates the adoption of these new Standards, Improvements, Amendments and Interpretations mentioned in the table above will not have a material impact on the Consolidated Financial Statements.

The application of the new accounting pronouncements as of January 1, 2024, had no effect on the Company's Consolidated Financial Statements.

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

F- 24

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

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

The segments performance is measured according to several indicators, of which OR (Adjust Operating Result), ORBDA (Adjust Operating Result Before Depreciation and Amortization), ORBDA margin (ORBDA’s % of total revenues for the operating segment), the volumes and Net sales. Sales between segments are conducted using terms and conditions at current market rates.

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

MSD&A, included Marketing, Selling, Distribution and Administrative expenses.

F- 25

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

Corporate revenues and expenses are presented separately within the Other.

2.4	Foreign currency and adjustment units

Presentation and functional currency

The Company use the Chilean peso (Ch$ or CLP) as its functional currency and for the presentation of its financial statements. The functional currency has been determined considering the economic environment in which the Company carries out its operations and the currency in which the main cash flows are generated. The functional currency of the U.S., Argentinian, Uruguayan, Paraguayan and Bolivian, United Kingdom and China subsidiaries is the US Dollar, Argentine Peso, Uruguayan Peso, Paraguayan Guarani, Bolivian, Sterling Pound and Yuan, respectively. The functional currency of the joint venture in Colombia and associate in Argentine and Perú is the Chilean Peso, Colombian Peso and Argentine Peso and the Sol, respectively.

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

F- 26

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

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

The Gains (losses) derived from net monetary position of the subsidiaries in Argentina are presented below, which are recorded in Result as per adjustment units:

	For the years ended as of December 31,
	2024	2023	2022
	ThCh$	ThCh$	ThCh$
Gains (losses) derived from net monetary position	4,700,583	(5,668,787)	910,811

The exchange rates of the primary foreign currencies, adjustment units and index used in the preparation of the consolidated financial statements are detailed as follows:

Chilean Pesos as per unit of foreign currency or adjustable unit		As of December 31, 2024	As of December 31, 2023	As of December 31, 2022
		Ch$	Ch$	Ch$
Foreign currencies
US Dollar	USD	996.46	877.12	855.86
Cumulative monthly average US Dollar	Average USD	943.74	839.79	872.33
Euro	EUR	1,035.28	970.05	915.95
Argentine Peso	ARS	0.97	1.08	4.83
Uruguayan Peso	UYU	22.61	22.48	21.36
Canadian Dollar	CAD	693.82	663.98	632.61
Sterling Pound	GBP	1,249.01	1,118.20	1,033.90
Paraguayan Guarani	PYG	0.13	0.12	0.12
Swiss Franc	CHF	1,100.57	1,044.56	927.36
Bolivian	BOB	143.17	126.02	122.97
Australian Dollar	AUD	619.92	599.21	583.01
Danish Krone	DKK	138.84	130.14	123.18
Brazilian Real	BRL	161.32	180.80	161.96
Colombian Peso	COP	0.23	0.23	0.18
Yuan	CYN	136.24	123.15	122.68
Adjustment units
Unidad de fomento (*)	UF	38,416.69	36,789.36	35,110.98
Unidad indexada (**)	UI	139.09	132.13	118.93

(*)	The Unidad de Fomento (UF) is a Chilean inflation-indexed, Chilean peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month´s inflation rate.
(**)	The Unidad Indexada (UI) is a Uruguay inflation-indexed, Uruguayan peso-denominated monetary unit. The UI rate is set daily in advance based on changes in the previous month´s inflation rate.

Index used in hyperinflationary economies	As of December 31, 2024	As of December 31, 2023	As of December 31, 2022

Argentina Consumer Price Index	7,701.19	3,520.08	1,138.64
Index percentage variation of Argentina Consumer Price Index	119.0%	209.1%	95.5%

F- 27

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

2.5	Cash and cash equivalents

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

F- 28

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

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

F- 29

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

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

Option Contracts

The put option granted was recognised as described in Note 1 - General Information, letter C), number (4), and is recorded as a financial liability in the consolidated financial statements.

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

F- 30

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

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

F- 31

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

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

Regarding the effects on the Consolidated Statement of Income, the depreciation of the right of use is recognized on a monthly basis using the straight-line method over the lease term, together with the financial cost associated to the lease; both are recognized in our P&L during the lease period in order to produce a constant periodic interest rate over the remaining balance of the liability. In case of modifications to the lease agreement, such as lease value, maturity, readjustment index, associated interest rate, etc., the lessee recognizes the amount of the new measurement of the lease liability as an adjustment to the asset for the right of use. Additionally, the Company applied exemptions for leases with remaining terms less than 12 months and leases with a value lower than USD 5,000. The Company recognizes the lease payments associated with these transactions as a straight-line expense over the term of the lease.

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

F- 32

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

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

F- 33

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

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

F- 34

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

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

F- 35

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

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

F- 36

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

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

Note 4   Accounting changes

During the years ended on December 31, 2024, there have been no changes in the use of accounting principles or relevant changes in any accounting estimates with regard to previous year that have affected these Consolidated Financial Statements.

F- 37

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

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

In companies with a non-controlling interest (VSPT, CPCH, Aguas CCU-Nestlé S.A., Cervecería Kunstmann S.A., Bebidas Bolivianas BBO S.A., Bebidas del Paraguay S.A., Distribuidota del Paraguay S.A. and AV S.A.) the responsibility for this service lies with the respective Board of Directors and respective Administration and Finance Management Department. When applicable, the Board of Directors and Directors Committee has the final responsibility for establishing and reviewing the risk administration structure, as well as for the reviewing significant changes made to risk management policies.

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

As of December 31, 2024, the Company maintained foreign currency obligations amounting to ThCh$ 725,459,706 (ThCh$ 673,839,310 for the year ended December 31, 2023) mostly denominated in US Dollars. Foreign currency obligations ThCh$ 600,172,708 as of December 31, 2024 (ThCh$ 544,341,120 for the year ended December 31, 2023) represent a 44% (42% as of December 31, 2023) of total other financial liabilities. The remaining 56% (58% as of December 31, 2023) is mainly denominated in Unidades de Fomento (inflation-indexed Chilean monetary unit – see inflation risk section) and CLP. In addition, the Company has assets in foreign currency the amount of ThCh$ 621,497,508 (ThCh$ 564,888,883 for the year ended December 31, 2023) that mainly correspond to cash and cash equivalent and export accounts receivable.

To protect the value of the net foreign currency assets and liabilities position of its Chilean and Argentinean operations, the Company enters into derivate contracts (currency forwards) to mitigate any variation in the Chilean peso and Argentinean peso as compared to other currencies.

Regarding the operations of foreign subsidiaries, the net liability exposure in US Dollars and other currencies after the use of derivative instruments, is equivalent to ThCh$ 74,315,533 (ThCh$ 42,453,444 as of December 31, 2023).

As of December 31, 2024 the net exposure in Chile, in US Dollars and other currencies after the use of derivate instruments, is liability in the amount of ThCh$ 4,356,360 (ThCh$ 7,510,628 for the year ended December 31, 2023).

F- 38

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

As of December 31, 2024 of the Company’s total sales, both in Chile and abroad, 5% (5% as of December 31, 2023 and 6% as of December 31, 2022) corresponds to export sales in foreign currencies, mainly US Dollars, Euros, British pounds and other currencies and approximately 65% (62% as of December 31, 2023 and 63% as of December 31, 2022) of total direct costs correspond to raw materials and products purchased in foreign currencies, or indexed to such currencies. The Company does not hedge the possible variations in the expected cash flows from such transactions.

The Company is also exposed to fluctuations in exchange rates related to the conversion from the US Dollar, Argentine Peso, the Paraguayan Guaraní, the Uruguayan Peso, the Bolivian Peso, the British pound, the Peruvian Sol and the Colombian Peso to Chilean Pesos with respect to assets, liabilities, income and expenses of its subsidiaries in Argentina, United States, Uruguay, Paraguay, Bolivia, China and United Kingdom, associates in Argentina and Perú and a joint venture in Colombia. The Company does not hedge the risks associated to the conversion of its subsidiaries, whose effects are recorded in equity.

Exchange rate sensitivity analysis

The effect of foreign exchange gains (losses) recognized in the Consolidated Statement of Income by Function for the year ended December 31, 2024, related to assets and liabilities denominated in foreign currency, was a loss of ThCh$ 17,797,269 (ThCh$ 65,944,570 on 2023 and ThCh$ 20,173,381 on 2022)).

Considering the exposure in Chile at December 31, 2024, after the use of derivative instruments is a liability of ThCh$ 4,356,360 (ThCh$ 7,510,628 as of December 31, 2023), and assuming a 10% increase/decrease in the exchange rate, and keeping constant all other variables such as interest rates constant, it is estimated that the effect on the Company’s net income would be a gain/loss after taxes of ThCh$ 318,014 (ThCh$ 545,052 for the year ended December 31, 2023 and ThCh$ 43,941 for the year ended December 31, 2022) associated of the owners of the controller.

Considering that approximately 5% of the Company’s sales revenue comes from export sales carried out in Chile (5% for the 2023 and 6% for the year ended December 31, 2022), in currencies other than Chilean Peso, and that approximately 65% (62% as of December 31, 2023 and 63% for the year ended December 31, 2022) of the Company’s direct costs are in or indexed to the US Dollar and assuming that the functional currencies will appreciate/depreciate by 10% in respect to the US Dollar, and keeping all other variables constant, the hypothetical effect on the Company’s income would be a gain/loss after taxes of ThCh$ 48,376,600 (ThCh$ 41,161,484 as of December 31, 2023 and ThCh$ 43,950,998 for the year ended December 31, 2022).

The Company can also be affected by changes in the exchange rate of the countries where its foreign subsidiaries operate, since income is converted to Chilean Pesos at the average exchange rate of each month (except for Argentina which uses the end of period exchange rate as the reporting date). The operating income of foreign subsidiaries for the period ended December 31, 2024 was an income of ThCh$ 31,554,223, income of ThCh$ 60,164,242 on 2023 and loss of ThCh$ 63,345,544 en 2022 ). Therefore, a depreciation/appreciation of 10% in the exchange rate of the Argentine Peso, the Uruguayan Peso, the Paraguayan Guarani and the Bolivian peso against the Chilean Peso, would result in a gain/loss before taxes ThCh$ 3,155,422 (ThCh$ 6,016,424 as of 2023 and ThCh$ 6,334,554 on 2022).

The net investment in foreign subsidiaries, joint ventures and associates as of December 31, 2024 amounted to ThCh$ 549,120,456, ThCh$ 123,023,739 and ThCh$ 1,813,525 respectively (ThCh$ 288,873,649, ThCh$ 135,198,194 and ThCh$ 1,743,986 as of December 31, 2023). Assuming a 10% increase or decrease in the Argentine Peso, Uruguayan Peso, Paraguayan Guarani, Bolivian Peso and Colombian Peso against the Chilean Peso, and maintaining all other variables constant, the increase/decrease would hypothetically result in a gain/loss of ThCh$ 67,395,772 (ThCh$ 42,581,583 the 2023 and ThCh$ 54,791,581 the 2022) recorded as a credit/charge to equity.

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

As of December 31, 2024 and December 31, 2023, after considering the effect of interest rates and currency swaps, a 100% of the Company’s debt is at fixed interest rates.

F- 39

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

The term and conditions of the Company’s obligations with financial institutions as of December 31, 2024, including exchange rates, interest rate, maturities and effective interest rates, are detailed in Note 21 - Other financial liabilities.

Interest rate sensitivity analysis

The total financial cost recognized in the Consolidated Statement of Income by Function for the year ended December 31, 2024, related to short and long-term debt amounted to ThCh$ 97,165,278 (ThCh$ 77,023,048 as of 2023 and ThCh$ 75,930,875 as of 2022).

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

Inflation sensitivity analysis

Income from indexation units recognized in the Consolidated Statement of Income by Function for the year ended December 31, 2024, related to UF indexed short and long-term debt and the application of Hyperinflation Accounting in Argentina, is a loss of ThCh$ 10,722,033 (loss of ThCh$ 14,025,895 on 2023 and gain of ThCh$ 1,198,565 on 2022)). Assuming a reasonably possible 3% increase/decrease in the Unidad de Fomento and 30% of inflation in Argentina, and keeping all other variables such as interest rates constant, the aforementioned increase/decrease would hypothetically result in a gain/loss of ThCh$ 8,948,677 (ThCh$ 11,592,842 as of December 31, 2023 and ThCh$ 4,681,098 in 2022).

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

The purchase commitments made expose the Company to raw materials price fluctuation risk. CCU Argentina acquires malt from local producers. These raw materials represent approximately 8% (8% as of December 31, 2023 and 6% for the year ended December 31, 2022) of the direct cost of the Chile Operating segment.

For the period ended December 31, 2024 in the Chile Operation segment, the cost of cans represented approximately 22% of direct costs (21% as of December 31, 2023 and 24% for the year ended December 31, 2022). In the International Business Operating segment, the cost of cans represented approximately 35% of direct raw materials costs December 31, 2024 (32% as of December 31, 2023 and 37% for the year ended December 31, 2022).

Concentrates, sugar and plastic containers

The main raw materials used in the production of non-alcoholic beverages are concentrated, which are mainly acquired from licenses, sugar and plastic resin for the manufacturing of plastic bottles and containers. The Company is exposed to price fluctuation risks involving these raw materials, which jointly represent approximately 28% (28% as of December 31, 2023 and 26% for the year ended December 31, 2022) of the direct cost of the Chile Operating segment.

F- 40

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

The Company does not engage in hedging raw materials purchases.

Grapes and wine

The main raw materials used by subsidiary Viña San Pedro Tarapacá S.A. (from now VSPT) for wine production are grapes harvested from its own vineyards and grapes and wine acquired from third parties through long-term and spot contracts. In the last 12 months, approximately 34% (34% for the year endend December 31, 2023 and 27% for the year ended December 31, 2022) of VSPT’s total wine supply came from its own vineyards. Regarding our export market, and considering our focus on this market, approximately 57% (57% for the year endend December 31, 2023 and 45% for the year ended December 31, 2022) of our wine supply for export came from our own vineyards.

The remaining 66% (66% for the year endend December 31, 2023 and 73% for the year ended December 31, 2022) supply was purchased from third parties through long-term and spot contracts. In the last 12 months, the subsidiary VSPT acquired 56% (48% for the year enden December 31, 2023 and 58% for the year ended December 31, 2022) of the necessary grapes and wine from third parties through spot contracts. Additionally, the long-term transactions were 10% (17% as of December 31, 2023 and 15% as of December 31, 2022) of the total supply.

We should consider that as of December 31, 2024 wine represents 53% (56% as of December 31, 2023 and 59% for the year ended December 31, 2022) of the total direct cost of the Wine Operating segment, and supplies purchased from third parties represented 30% (27% as of December 31, 2023 and 34% for the year ended December 31, 2022).

Raw material Price sensitivity analysis

Total direct costs in the Consolidated Statement of Income by Function for the year ended December 31, 2024 amounted to ThCh$ 1,232,870,856 (ThCh$ 1,090,286,882 on 2023 and ThCh$ 1,188,930,623 on 2022). Assuming a reasonably possible 8% increase/decrease in the direct cost of each Operating segment and keeping all other variables such as exchange rates constant, the aforesaid increase/decrease would hypothetically result into a gain/loss before taxes of ThCh$ 65,932,456 (ThCh$ 61,638,324 on 2023 and ThCh$ 62,291,401 on 2022) for the Chile Operating segment, ThCh$ 25,188,226 (ThCh$ 17,294,358 as of December 31, 2023 and 23,328,732 as of December 31, 2022) for the International Business Operating segment and ThCh$ 10,532,781 (ThCh$ 9,926,816 on 2023 and ThCh$ 11,714,298 on 2022) for the Wine operating segment.

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

The domestic market mainly refers to accounts receivables in Chile and represents 58% of total trade accounts receivable (65% for the year ended December 31, 2023). The Company has a wide base of customers that are subject to the policies, procedures and controls established by the Company. Credit limits are established for all customers on the basis of an internal rating and their payment behavior. Outstanding trade accounts receivable are regularly monitored. In addition, the Company purchases credit insurance that covers 90% of individually significant accounts receivable balances, coverage that as of December 31, 2024 is equivalent to 83% (83% as of December 31, 2023) of total accounts receivable.

Overdue, but not impaired, trade accounts receivables represent customers that are less than 24 days average overdue (24 as of December 31, 2023).

As of December 31, 2024, the Company has approximately 1,800 customers (1,650 as of December 31, 2023) with more than Ch$ 10 million in debt each, which altogether represent approximately 89% (89% as of December 31, 2023) of total trade accounts receivable. There are 373 customers (305 customers as of December 31, 2023) with balances in excess of Ch$ 50 million each, representing approximately 78% (78% as of December 31, 2023) of the total accounts receivable. The 88% (88% as of December 31, 2023) of those accounts receivable are covered by credit insurance.

F- 41

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

The Company sells its products through retail customers, wholesale distributors and supermarket chains, with a credit worthiness of 99% (99% as of December 31, 2023).

As of December 31, 2024 the Company has no significant guarantees from its customers.

The Company believes that no additional credit risk provisions other than the individual and collective provisions determined as of December 31, 2024, that amount to ThCh$ 7,785,695 (ThCh$ 7,751,305 for the year ended December 31, 2023), are needed since a large percentage of these are covered by insurance (See Note 10 - Trade and other receivable).

Exports market

The credit risk related to accounts receivable from exports is managed by the Head of Credit and Collections and is monitored by the Administration and Finance Management Department. VSPT’s export trade accounts receivable represent 11% of total trade accounts receivable (10% as of December 31, 2023). VSPT has a wide base of customers, in more than eighty countries, which are subject to the policies, procedures and controls established by VSPT. In addition, VSPT acquires credit insurance to cover 90% of individually significant accounts receivable. This coverage accounts for more than 84% (90% as of December 31, 2023) of total accounts receivable are covered. Pending payments of trade accounts receivable are regularly monitored. Apart from the credit insurance, having diversified sales in different countries decreases the credit risk.

As of December 31, 2024 there were 85 customers (73 customers as of December 31, 2023) with more than ThCh$ 65,000 of debt each, which represent 95% (93% as of December 31, 2023) of VSPT´s total export market accounts receivable.

Regarding VSPT’s export customers, overdue, but no impaired, trade accounts receivables are customers that are less than 43 days average overdue (56 days average as of December 31, 2023).

The Company believes that no credit risk provisions are necessary other than the individual and collective provisions determined as of December 31, 2024. See analysis of accounts receivable aging and losses due to impairment of accounts receivables (See Note 10 - Trade and other receivable).

Financial investments and derivatives

Financial investments correspond to time deposits, which are financial instruments acquired with repurchase agreements at fixed interest rate, maturing in less than three months placed in financial institutions in Chile, so there are not exposed to significant market risk. Derivatives are measured at fair value and traded only in the Chilean market. Since 2018, the amendment to IFRS 9, which requires changes to the valuation of derivative financial instruments considering the counterparty risk (CVA and DVA), is applied. The CVA and DVA effect is calculated using the probability of default of the counterparty or CCU, when applicable, assuming a 40% recovery rate for each derivative instrument. For CCU, the default probability is obtained from the spread of corporate bonds with the same credit risk rating than CCU, while for the counterparty, considers the sum between the Credit Default Swap (CDS) of Chile and the CDS of Citibank in the United States. As of December 31, 2024 the effect is not material.

Tax risk

Our businesses are subject to different taxes in the countries where we operate, including, among others, income taxes and specific taxes on alcoholic and non-alcoholic beverages. An increase in the rates of these taxes, or any other tax, or changes in the regulations of them, could negatively affect our sales and profitability.

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

F- 42

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

The Company’s financial liabilities maturities as of December 31, 2024 and 2023 based on non-discounted contractual cash flows are summarized as follows:

As of December 31, 2024	Book value (*)	Contractual flows maturities
		0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Others financial liabilities (no derivatives)
Bank borrowings	207,904,935	27,660,050	22,865,553	80,529,312	104,271,082	4,918,795	240,244,792
Bond payable	1,157,437,074	15,010,590	103,735,572	106,227,041	62,491,195	1,177,559,067	1,465,023,465
Lease liabilities	49,233,868	3,217,880	7,862,529	13,956,205	8,530,907	26,162,114	59,729,635
Deposits for return of bottles and containers	11,772,459	-	11,772,459	-	-	-	11,772,459
Sub-Total	1,426,348,336	45,888,520	146,236,113	200,712,558	175,293,184	1,208,639,976	1,776,770,351
Derivatives
Derivatives not designated as hedges	652,079	652,079	-	-	-	-	652,079
Derivatives designated as hedges	12,667,177	1,359,777	2,833,330	5,526,492	5,541,056	-	15,260,655
Sub-Total	13,319,256	2,011,856	2,833,330	5,526,492	5,541,056	-	15,912,734
Total	1,439,667,592	47,900,376	149,069,443	206,239,050	180,834,240	1,208,639,976	1,792,683,085

(*)	See current and non-current book value in Note 7 - Financial Instruments.

As of December 31, 2023	Book value (*)	Contractual flows maturities
		0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Others financial liabilities (no derivatives)
Bank borrowings	198,569,040	18,446,613	15,884,136	39,244,074	168,351,944	6,773,214	248,699,981
Bond payable	1,089,489,347	13,599,586	43,987,484	168,542,146	70,621,982	1,105,895,648	1,402,646,846
Lease liabilities	41,204,099	2,417,780	6,258,386	12,657,830	6,149,772	26,518,546	54,002,314
Deposits for return of bottles and containers	11,774,922	-	11,774,922	-	-	-	11,774,922
Put option liability (1)	28,554,669	28,636,699	-	-	-	-	28,636,699
Sub-Total	1,369,592,077	63,100,678	77,904,928	220,444,050	245,123,698	1,139,187,408	1,745,760,762
Derivatives
Derivatives not designated as hedges	468,541	468,541	-	-	-	-	468,541
Derivatives designated as hedges	12,541,188	1,428,407	1,869,494	5,742,758	5,757,322	-	14,797,981
Sub-Total	13,009,729	1,896,948	1,869,494	5,742,758	5,757,322	-	15,266,522
Total	1,382,601,806	64,997,626	79,774,422	226,186,808	250,881,020	1,139,187,408	1,761,027,284

(*)	See current and non-current book value in Note 7 - Financial Instruments.
(1)	See Note 1 - General Information, letter C), number (4).

F- 43

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

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

Corporate revenues and expenses are presented within are presented within Others. Additionally, under Others, the elimination of transactions carried out between segments is presented.

The Company does not have any customers representing more than 10% of consolidated revenues.

The detail of the segments is presented in the following tables:

F- 44

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

a)	Information as per operating segments for the years ended December 31, 2024 and 2023:

	Chile		International Business		Wines		Others		Total
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net sales	1,769,032,771	1,714,560,272	823,528,981	566,277,644	254,751,837	234,510,659	-	-	2,847,313,589	2,515,348,575
Others income	21,367,724	22,428,784	25,507,800	19,740,170	7,724,873	5,495,301	2,652,468	2,543,237	57,252,865	50,207,492
Sales revenue between segments	38,843,163	21,982,179	1,081,496	466,547	20,161,213	12,819,535	(60,085,872)	(35,268,261)	-	-
Net sales	1,829,243,658	1,758,971,235	850,118,277	586,484,361	282,637,923	252,825,495	(57,433,404)	(32,725,024)	2,904,566,454	2,565,556,067
Change %	4.0	-	45.0	-	11.8	-	-	-	13.2	-
Cost of sales	(1,018,348,069)	(953,938,348)	(440,460,850)	(285,512,340)	(170,264,143)	(156,502,790)	38,115,285	17,341,512	(1,590,957,777)	(1,378,611,966)
% of Net sales	55.7	54.2	51.8	48.7	60.2	61.9	-	-	54.8	53.7
Gross margin	810,895,589	805,032,887	409,657,427	300,972,021	112,373,780	96,322,705	(19,318,119)	(15,383,512)	1,313,608,677	1,186,944,101
% of Net sales	44.3	45.8	48.2	51.3	39.8	38.1	-	-	45.2	46.3
MSD&A (1)	(608,537,795)	(601,496,981)	(381,386,158)	(243,405,220)	(84,387,899)	(77,362,794)	(12,120,538)	(14,007,196)	(1,086,432,390)	(936,272,191)
% of Net sales	33.3	34.2	44.9	41.5	29.9	30.6	-	-	37.4	36.5
Others operating income (expenses)	3,048,305	1,049,865	(1,485,507)	(13,487)	1,169,235	1,058,998	32,793,570	515,889	35,525,603	2,611,265
Adjusted operating result (2)	205,406,099	204,585,771	26,785,762	57,553,314	29,155,116	20,018,909	1,354,913	(28,874,819)	262,701,890	253,283,175
Change %	0.4	-	(53.5)	-	45.6	-	-	-	3.7	-
% of Net sales	11.2	11.6	3.2	9.8	10.3	7.9	-	-	9.0	9.9
Net financial expense	-	-	-	-	-	-	-	-	(59,063,225)	(37,620,556)
Share of net income (loss) of joint ventures and associates accounted for using the equity method	-	-	-	-	-	-	-	-	(9,494,703)	(19,217,758)
Gains (losses) on exchange differences	-	-	-	-	-	-	-	-	(17,797,269)	(65,944,570)
Result as per adjustment units	-	-	-	-	-	-	-	-	(10,722,033)	(14,025,895)
Other gains (losses)	-	-	-	-	-	-	-	-	(94,937)	(13,316,208)
Income before taxes									165,529,723	103,158,188
Income tax (expense) benefit									11,015,074	15,267,255
Net income for year (4)									176,544,797	118,425,443
Non-controlling interests									15,600,659	12,772,715
Net income attributable to equity holders of the parent									160,944,138	105,652,728
Depreciation and amortization	84,673,402	78,823,699	51,659,761	28,010,403	12,673,960	12,165,441	4,227,101	7,119,655	153,234,224	126,119,198
ORBDA (3)	290,079,501	283,409,470	78,445,523	85,563,717	41,829,076	32,184,350	5,582,014	(21,755,164)	415,936,114	379,402,373
Change %	2.4	-	(8.3)	-	30.0	-	-	-	9.6	-
% of Net sales	15.9	16.1	9.2	14.6	14.8	12.7	-	-	14.3	14.8

(1)	MSD&A included Marketing, Selling, Distribution and Administrative expenses.
(2)	Adjusted operating result (for management purposes we have defined it as Net income before net financial expense, gain (losses) of joint venture and associates accounted for using the equity method, gains (losses) on exchange differences, result as per adjustment units, Other gains (losses) and income taxes).
(3)	ORBDA (for management purposes we have defined it as Adjusted Operating Result before Depreciation and Amortization).
(4)	The sale of a portion of land located in the district of Quilicura, Metropolitan Region, made on April 3, 2024, as described in Note 14 - Non-current assets held for sale, letter a), generated an increase in ORBDA of
ThCh$ 28,668,933 and effect on net income of ThCh$ 20,928,321 in the consolidated results as of December 2024.

F- 45

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

b)	Information as per operating segments for the years ended December 31, 2023 and 2022:

	Chile		International Business		Wines		Others		Total
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net sales	1,714,560,272	1,627,114,439	566,277,644	761,302,617	234,510,659	268,794,991	-	-	2,515,348,575	2,657,212,047
Others income	22,428,784	25,681,177	19,740,170	19,374,495	5,495,301	6,840,932	2,543,237	2,326,297	50,207,492	54,222,901
Sales revenue between segments	21,982,179	20,553,741	466,547	1,886,239	12,819,535	20,713,970	(35,268,261)	(43,153,950)	-	-
Net sales	1,758,971,235	1,673,349,357	586,484,361	782,563,351	252,825,495	296,349,893	(32,725,024)	(40,827,653)	2,565,556,067	2,711,434,948
Change %	5.1	-	(25.1)	-	(14.7)	-	-	-	(5.4)	-
Cost of sales	(953,938,348)	(972,143,151)	(285,512,340)	(389,025,772)	(156,502,790)	(183,138,062)	17,341,512	29,381,676	(1,378,611,966)	(1,514,925,309)
% of Net sales	54.2	58.1	48.7	49.7	61.9	61.8	-	-	53.7	55.9
Gross margin	805,032,887	701,206,206	300,972,021	393,537,579	96,322,705	113,211,831	(15,383,512)	(11,445,977)	1,186,944,101	1,196,509,639
% of Net sales	45.8	41.9	51.3	50.3	38.1	38.2	-	-	46.3	44.1
MSD&A (1)	(601,496,981)	(544,219,910)	(243,405,220)	(332,194,128)	(77,362,794)	(75,131,811)	(14,007,196)	(16,377,702)	(936,272,191)	(967,923,551)
% of Net sales	34.2	32.5	41.5	42.4	30.6	25.4	-	-	36.5	35.7
Others operating income (expenses)	1,049,865	(233,217)	(13,487)	1,569,929	1,058,998	966,449	515,889	541,907	2,611,265	2,845,068
Adjusted operating result (2)	204,585,771	156,753,079	57,553,314	62,913,380	20,018,909	39,046,469	(28,874,819)	(27,281,772)	253,283,175	231,431,156
Change %	30.5	-	(8.5)	-	(48.7)	-	-	-	9.4	-
% of Net sales	11.6	9.4	9.8	8.0	7.9	13.2	-	-	9.9	8.5
Net financial expense	-	-	-	-	-	-	-	-	(37,620,556)	(53,060,337)
Share of net income (loss) of joint ventures and associates accounted for using the equity method	-	-	-	-	-	-	-	-	(19,217,758)	(10,978,068)
Gains (losses) on exchange differences	-	-	-	-	-	-	-	-	(65,944,570)	(20,173,381)
Result as per adjustment units	-	-	-	-	-	-	-	-	(14,025,895)	1,198,565
Other gains (losses)	-	-	-	-	-	-	-	-	(13,316,208)	(12,669,540)
Income before taxes									103,158,188	135,748,395
Income tax (expense) benefit									15,267,255	(263,943)
Net income for year									118,425,443	135,484,452
Non-controlling interests									12,772,715	17,316,101
Net income attributable to equity holders of the parent									105,652,728	118,168,351
Depreciation and amortization	78,823,699	70,252,736	28,010,403	38,909,547	12,165,441	12,328,271	7,119,655	5,006,939	126,119,198	126,497,493
ORBDA (3)	283,409,470	227,005,815	85,563,717	101,822,927	32,184,350	51,374,740	(21,755,164)	(22,274,833)	379,402,373	357,928,649
Change %	24.8	-	(16.0)	-	(37.4)	-	-	-	6.0	-
% of Net sales	16.1	13.6	14.6	13.0	12.7	17.3	-	-	14.8	13.2

(1)	MSD&A included Marketing, Selling, Distribution and Administrative expenses.
(2)	Adjusted operating result (for management purposes we have defined it as Net income before net financial expense, gain (losses) of joint venture and associates accounted for using the equity method, gains (losses) on exchange differences, result as per adjustment units, Other gains (losses) and income taxes).
(3)	ORBDA (for management purposes we have defined it as Adjusted Operating Result before Depreciation and Amortization).

F- 46

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

Sales information by geographic location

Net sales per geographical location	For the years ended as of December 31,
	2024	2023	2022
	ThCh$	ThCh$	ThCh$
Chile (1)	2,048,580,027	1,960,179,879	1,896,472,434
Argentina (2)	696,005,518	479,815,516	700,321,546
Uruguay	36,576,723	34,750,501	28,961,604
Paraguay	92,497,797	70,348,122	65,639,419
Bolivia	30,906,389	20,462,049	20,039,945
Foreign countries	855,986,427	605,376,188	814,962,514
Total	2,904,566,454	2,565,556,067	2,711,434,948
(1)	Includes net sales correspond to Corporate Support Unit and eliminations between geographical locations. Additionally, includes net sales made in Chile of the Wines Operating segment.
(2)	Includes net sales made by the subsidiaries Finca La Celia S.A. and Los Huemules S.R.L., registered under the Wines Operating segment and Chile Operating segment, respectively.

Sales information by customer

Net Sales	For the years ended as of December 31,
	2024	2023	2022
	ThCh$	ThCh$	ThCh$
Domestic sales	2,770,814,520	2,448,913,805	2,559,606,624
Exports sales	133,751,934	116,642,262	151,828,324
Total	2,904,566,454	2,565,556,067	2,711,434,948

Sales information by product category

Sales information by product category	For the years ended as of December 31,
	2024	2023	2022
	ThCh$	ThCh$	ThCh$
Alcoholic business	1,885,902,502	1,618,117,846	1,818,810,903
Non-alcoholic business	961,411,087	897,230,729	838,401,144
Others (1)	57,252,865	50,207,492	54,222,901
Total	2,904,566,454	2,565,556,067	2,711,434,948
(1)	Others consist mainly of sales of by-products and packaging including bottles, pallets, and glasses.

Depreciation and amortization as per operating segments

Depreciation and amortization	For the years ended as of December 31,
	2024	2023	2022
	ThCh$	ThCh$	ThCh$
Chile operating segment	84,673,402	78,823,699	70,252,736
International Business operating segment	51,659,761	28,010,403	38,909,547
Wines operating segment	12,673,960	12,165,441	12,328,271
Others (1)	4,227,101	7,119,655	5,006,939
Total	153,234,224	126,119,198	126,497,493
(1)	Includes depreciation and amortization corresponding to the Corporate Support Units.

F- 47

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

Cash flows Operating Segments

Cash flows Operating Segments	For the years ended as of December 31,
	2024	2023	2022
	ThCh$	ThCh$	ThCh$
Cash flows from operating activities	287,516,727	294,097,407	45,937,153
Chile operating segment	151,388,387	131,525,546	16,363,598
International business operating segment	59,970,855	69,414,222	68,638,330
Wines operating segment	40,445,090	21,783,654	6,000,923
Others (1)	35,712,395	71,373,985	(45,065,698)

Cash flows from investing activities	(118,294,251)	(137,231,817)	(236,456,796)
Chile operating segment	(89,738,925)	(60,441,964)	(144,848,367)
International business operating segment	(50,729,308)	(38,973,597)	(67,910,992)
Wines operating segment	(11,656,348)	(11,310,213)	(13,030,601)
Others (1)	33,830,330	(26,506,043)	(10,666,836)

Cash flows from financing activities	(125,035,774)	(118,036,175)	537,101,943
Chile operating segment	(38,133,807)	(27,109,286)	45,534,885
International business operating segment	5,058,733	1,426,434	3,751,919
Wines operating segment	(26,326,863)	(5,351,845)	(30,597,389)
Others (1)	(65,633,837)	(87,001,478)	518,412,528

(1)	Others include Corporate Support Units.

Capital expenditures as per operating segments

Capital expenditures (property, plant and equipment and intangible assets)	For the years ended as of December 31,
	2024	2023	2022
	ThCh$	ThCh$	ThCh$
Chile operating segment	90,611,005	80,678,753	146,703,164
International Business operating segment	52,832,489	36,284,427	42,064,662
Wines operating segment	11,711,984	11,600,973	13,869,824
Others (1)	4,930,706	883,687	965,840
Total	160,086,184	129,447,840	203,603,490
(1)	Others include the capital investments corresponding to the Corporate Support Units.

Assets as per operating segments

Assets as per Operating segment	As of December 31, 2024	As of December 31, 2023
	ThCh$	ThCh$
Chile operating segment	1,801,212,657	1,750,524,550
International Business operating segment	987,649,086	541,973,292
Wines operating segment	459,435,444	433,443,907
Others (1)	741,419,803	698,004,531
Total	3,989,716,990	3,423,946,280
(1)	Includes assets corresponding to the Corporate Support Units.

F- 48

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

Assets per geographic location

Assets per geographical location	As of December 31, 2024	As of December 31, 2023
	ThCh$	ThCh$
Chile (1)	2,940,871,838	2,847,015,037
Argentina (2)	900,201,584	465,498,008
Uruguay	41,006,180	35,961,224
Paraguay	56,257,348	32,405,738
Bolivia	47,985,109	40,639,592
Others (3)	3,394,931	2,426,681
Total	3,989,716,990	3,423,946,280
(1)	Includes the assets corresponding to the Corporate Support Units and eliminations between geographic location and investments in associates and joint ventures. Additionally, includes part of Wines Operating segment and excludes its argentine subsidiary Finca La Celia S.A.
(2)	Includes the assets of the subsidiaries Finca La Celia S.A. and Los Huemules S.R.L. registered under the Wines Operating segment and Chile Operating segment, respectively.
(3)	Includes the assets of the subsidiaries VSPT UD LLC, VSPT UK Ltd. and VSPT Winegroup (Shangai) Limited.

Liabilities as per operating segments

Liabilities as per Operating segment	As of December 31, 2024	As of December 31, 2023
	ThCh$	ThCh$
Chile operating segment	776,980,472	703,705,503
International Business operating segment	456,260,455	265,663,942
Wines operating segment	165,011,985	161,313,082
Others (1)	918,948,768	955,881,172
Total	2,317,201,680	2,086,563,699
(1)	Others include liabilities corresponding to the Corporate Support Units.

Operating Segment’s additional information

The following is a reconciliation of our Net income for the period, the main comparable IFRS measure to Adjusted Operating Result for the periods ended December 31, 2024, 2023 and 2022:

	For the years ended December 31,
	2024	2023	2022
	ThCh$	ThCh$	ThCh$
Net income of year	176,544,797	118,425,443	135,484,452
Add (Subtract):
Other gains (losses)	94,937	13,316,208	12,669,540
Finance income	(38,102,053)	(39,402,492)	(22,870,538)
Finance costs	97,165,278	77,023,048	75,930,875
Share of net income (loss) of joint ventures and associates accounted for using the equity method	9,494,703	19,217,758	10,978,068
Gains (losses) on exchange differences	17,797,269	65,944,570	20,173,381
Result as per adjustment units	10,722,033	14,025,895	(1,198,565)
Income tax (expense) benefit	(11,015,074)	(15,267,255)	263,943
Adjusted operating result	262,701,890	253,283,175	231,431,156
Depreciation and amortization	153,234,224	126,119,198	126,497,493
ORBDA	415,936,114	379,402,373	357,928,649

F- 49

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

The following is a reconciliation of the consolidated amounts presented for MSD&A with the comparable amounts presented on the face of our consolidated statement of income:

	For the years ended December 31.
	2024	2023	2022
	ThCh$	ThCh$	ThCh$
Consolidated statement of income
Distribution costs	(536,420,140)	(470,120,810)	(504,184,248)
Administrative expenses	(214,914,189)	(197,256,571)	(187,421,796)
Others expenses by function	(339,783,068)	(270,703,334)	(278,757,105)
Others expenses included in ´Others expenses by function´	4,685,903	1,808,524	2,439,598
Total MSD&A	(1,086,431,494)	(936,272,191)	(967,923,551)

Note 7   Financial Instruments

Financial instruments categories

The carrying amounts of each financial instrument category are detailed as follows:

	As of December 31, 2024		As of December 31, 2023
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Derivatives not designated as hedges	3,844,406	-	282,032	-
Marketable securities and investments in other companies	822,287	-	3,314,469	-
Derivatives designated as hedges	7,232,588	30,060,601	3,844,149	29,981,745
Total others financial assets	11,899,281	30,060,601	7,440,650	29,981,745
Trade and other current receivables	506,711,173	5,966,414	446,486,753	3,313,742
Accounts receivable from related parties	15,501,990	844,344	9,040,528	42,506
Total accounts receivables	522,213,163	6,810,758	455,527,281	3,356,248
Sub-Total financial assets	534,112,444	36,871,359	462,967,931	33,337,993
Cash and cash equivalents	707,122,815	-	618,154,016	-
Total financial assets	1,241,235,259	36,871,359	1,081,121,947	33,337,993
Bank borrowings	41,257,611	166,647,324	24,494,870	174,074,170
Bond payable	98,433,154	1,059,003,920	38,650,859	1,050,838,488
Deposits for return of bottles and containers	11,772,459	-	11,774,922	-
Put option liability (1)	-	-	28,554,669	-
Total financial liabilities measured at amortized cost	151,463,224	1,225,651,244	103,475,320	1,224,912,658
Derivatives not designated as hedges	652,079	-	468,541	-
Derivatives designated as hedges	4,086,699	8,580,478	3,207,739	9,333,449
Total financial derivative liabilities	4,738,778	8,580,478	3,676,280	9,333,449
Total others financial liabilities (*)	156,202,002	1,234,231,722	107,151,600	1,234,246,107
Lease Liabilities	9,451,551	39,782,317	7,142,360	34,061,739
Total lease liabilities (**)	9,451,551	39,782,317	7,142,360	34,061,739
Trade and other current payables	514,887,185	45,275	434,974,163	88,596
Accounts payable to related parties	36,417,518	-	55,140,630	536,083
Total commercial obligations and other accounts payables	551,304,703	45,275	490,114,793	624,679
Total financial liabilities	716,958,256	1,274,059,314	604,408,753	1,268,932,525

(1)	See Note 1 - General information, letter C), number (4).
(*)	See Note 21 - Other financial liabilities.
(**)	See Note 22 - Lease liabilities.

F- 50

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

Fair value of Financial instruments

The following tables show fair values, based on financial instrument categories, compared to the carrying amount included in the Consolidated Statements of Financial Position:

a)	Financial assets and liabilities are detailed as follows:

	As of December 31, 2024		As of December 31, 2023
	Book Value	Fair Value	Book Value	Fair Value
	ThCh$	ThCh$	ThCh$	ThCh$
Derivatives not designated as hedges	3,844,406	3,844,406	282,032	282,032
Marketable securities and investments in other companies	822,287	822,287	3,314,469	3,314,469
Derivatives designated as hedges	37,293,189	37,293,189	33,825,894	33,825,894
Total others financial assets	41,959,882	41,959,882	37,422,395	37,422,395
Trade and other current receivables	512,677,587	512,677,587	449,800,495	449,800,495
Accounts receivable from related parties	16,346,334	16,346,334	9,083,034	9,083,034
Total accounts receivables	529,023,921	529,023,921	458,883,529	458,883,529
Sub-Total financial assets	570,983,803	570,983,803	496,305,924	496,305,924
Cash and cash equivalents	707,122,815	707,122,815	618,154,016	618,154,016
Total financial assets	1,278,106,618	1,278,106,618	1,114,459,940	1,114,459,940
Bank borrowings	207,904,935	215,234,323	198,569,040	202,837,636
Bond payable	1,157,437,074	1,065,681,949	1,089,489,347	963,749,615
Deposits for return of bottles and containers	11,772,459	11,772,459	11,774,922	11,774,922
Put option liability (1)	-	-	28,554,669	28,554,669
Total financial liabilities measured at amortized cost	1,377,114,468	1,292,688,731	1,328,387,978	1,206,916,842
Derivatives not designated as hedges	652,079	652,079	468,541	468,541
Derivatives designated as hedges	12,667,177	12,667,177	12,541,188	12,541,188
Total financial derivative liabilities	13,319,256	13,319,256	13,009,729	13,009,729
Total others financial liabilities (*)	1,390,433,724	1,306,007,987	1,341,397,707	1,219,926,571
Lease Liabilities	49,233,868	49,233,868	41,204,099	41,204,099
Total lease liabilities (**)	49,233,868	49,233,868	41,204,099	41,204,099
Trade and other current payables	514,932,460	514,932,460	435,062,759	435,062,759
Accounts payable to related parties	36,417,518	36,417,518	55,676,713	55,676,713
Total commercial obligations and other accounts payables	551,349,978	551,349,978	490,739,472	490,739,472
Total financial liabilities	1,991,017,570	1,906,591,833	1,873,341,278	1,751,870,142

(1)	See Note 1 - General information, letter C), number (4).
(*)	See Note 21 - Other financial liabilities.
(**)	See Note 22 - Lease liabilities.

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

F- 51

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

b)	Financial instruments by category:

As of December 31, 2024	Fair value with changes in income	Financial assets measured at amortized cost	Fair value with changes in comprehension income	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets
Derivatives not designated as hedges	3,844,406	-	-	3,844,406
Marketable securities and investments in other companies	822,287	-	-	822,287
Derivatives designated as hedges	-	-	37,293,189	37,293,189
Total others financial assets	4,666,693	-	37,293,189	41,959,882
Cash and cash equivalents	-	707,122,815	-	707,122,815
Trade and other receivables	-	512,677,587	-	512,677,587
Accounts receivable from related parties	-	16,346,334	-	16,346,334
Total financial assets	4,666,693	1,236,146,736	37,293,189	1,278,106,618

As of December 31, 2024	Fair value with changes in income	Fair value with changes in comprehension income	Financial liabilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial liabilities
Bank borrowings	-	-	207,904,935	207,904,935
Bond payable	-	-	1,157,437,074	1,157,437,074
Deposits for return of bottles and containers	-	-	11,772,459	11,772,459
Derivatives not designated as hedges	652,079	-	-	652,079
Derivatives designated as hedges	-	12,667,177	-	12,667,177
Total Others financial liabilities	652,079	12,667,177	1,377,114,468	1,390,433,724
Lease liabilities	-	-	49,233,868	49,233,868
Trade and other current payables	-	-	514,932,460	514,932,460
Accounts payable to related parties	-	-	36,417,518	36,417,518
Total financial liabilities	652,079	12,667,177	1,977,698,314	1,991,017,570

F- 52

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

As of December 31, 2023	Fair value with changes in income	Financial assets measured at amortized cost	Fair value with changes in comprehension income	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets
Derivatives not designated as hedges	282,032	-	-	282,032
Marketable securities and investments in other companies	3,314,469	-	-	3,314,469
Derivatives designated as hedges	-	-	33,825,894	33,825,894
Total others financial assets	3,596,501	-	33,825,894	37,422,395
Cash and cash equivalents	-	618,154,016	-	618,154,016
Trade and other receivables	-	449,800,495	-	449,800,495
Accounts receivable from related parties	-	9,083,034	-	9,083,034
Total financial assets	3,596,501	1,077,037,545	33,825,894	1,114,459,940

As of December 31, 2023	Fair value with changes in income	Fair value with changes in comprehension income	Financial liabilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial liabilities
Bank borrowings	-	-	198,569,040	198,569,040
Bond payable	-	-	1,089,489,347	1,089,489,347
Deposits for return of bottles and containers	-	-	11,774,922	11,774,922
Derivatives not designated as hedges	468,541	-	-	468,541
Derivatives designated as hedges	-	12,541,188	-	12,541,188
Put option liability	-	-	28,554,669	28,554,669
Total Others financial liabilities	468,541	12,541,188	1,328,387,978	1,341,397,707
Lease liabilities	-	-	41,204,099	41,204,099
Trade and other current payables	-	-	435,062,759	435,062,759
Accounts payable to related parties	-	-	55,676,713	55,676,713
Total financial liabilities	468,541	12,541,188	1,860,331,549	1,873,341,278

F- 53

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

Derivative Instruments

The detail of maturities, number of derivative agreements, contracted nominal amounts, fair values and the classification of such derivative instruments by type of agreement at the closing of each year, are detailed as follows:

	As of December 31, 2024				As of December 31, 2023
	Number of agreements	Nominal amounts thousand	Asset	Liability	Number of agreements	Nominal amounts thousand	Asset	Liability
			ThCh$	ThCh$			ThCh$	ThCh$
Cross currency swaps UF/CLP	2	3,500	36,218,088	11,237,316	2	4,625	32,586,117	12,129,230
Less than a year	-	-	6,157,487	2,656,838	-	-	3,844,149	2,795,781
Between 1 and 5 years	2	3,500	11,634,471	8,580,478	2	4,625	15,028,294	9,333,449
More than 5 years	-	-	18,426,130	-	-	-	13,713,674	-
Cross currency swaps UF/EURO	1	296	1,075,101	-	1	296	1,059,999	49,840
Less than a year	1	296	1,075,101	-	-	-	-	49,840
Between 1 and 5 years	-	-	-	-	1	296	1,059,999	-
Cross currency swaps UF/USD	1	479	-	1,429,861	1	479	179,778	362,118
Less than a year	1	479	-	1,429,861	-	-	-	362,118
Between 1 and 5 years	-	-	-	-	1	479	179,778	-
Subtotal hedging derivatives	4		37,293,189	12,667,177	4		33,825,894	12,541,188
Forwards USD	24	156,838	3,783,635	531,473	22	141,145	252,476	408,679
Less than a year	24	156,838	3,783,635	531,473	22	141,145	252,476	408,679
Forwards Euro	9	12,876	26,092	103,889	6	6,275	3,553	34,468
Less than a year	9	12,876	26,092	103,889	6	6,275	3,553	34,468
Forwards CAD	1	1,830	-	7,347	2	2,000	-	25,394
Less than a year	1	1,830	-	7,347	2	2,000	-	25,394
Forwards GBP	7	1,192	33,795	9,370	3	752	26,003	-
Less than a year	7	1,192	33,795	9,370	3	752	26,003	-
Forwards CHF	1	140	884	-	-	-	-	-
Less than a year	1	140	884	-	-	-	-	-
Subtotal derivatives with effects on income	42		3,844,406	652,079	33		282,032	468,541
Total instruments	46		41,137,595	13,319,256	37		34,107,926	13,009,729

These derivative agreements have been entered into as a hedge of exchange rate risk exposure. In the case of forwards, the Company does not comply with the formal requirements for hedging designation; consequently, their effects are recorded in Income, in Other gains (losses).

F- 54

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

In the case of Cross Currency Swap, these qualify as cash flow hedges associated with obligations with the public, disclosed in Note 21 - Other financial liabilities.

As of December 31, 2024
Entity	Nature of risks covered	Assets		Liabilities		Fair value of net asset (liabilities)	Maturity
		Currency	Amount	Currency	Amount	Amount
			ThCh$		ThCh$	ThCh$
Banco Santander - Chile	Flow by exchange rate on bonds payable	UF	83,301,885	CLP	76,113,071	7,188,814	03-15-2032
Banco Santander - Chile	Flow by exchange rate on bonds payable	UF	71,789,705	CLP	53,997,747	17,791,958	06-01-2027
Scotiabank Chile	Flow by exchange rate on bonds payable	UF	18,426,380	USD	19,856,241	(1,429,861)	06-01-2025
Scotiabank Chile	Flow by exchange rate on bonds payable	UF	11,404,060	EUR	10,328,959	1,075,101	06-02-2025

As of December 31, 2023
Entity	Nature of risks covered	Assets		Liabilities		Fair value of net asset (liabilities)	Maturity
		Currency	Amount	Currency	Amount	Amount
			ThCh$		ThCh$	ThCh$
Banco Santander - Chile	Flow by exchange rate on bonds payable	UF	81,405,269	CLP	79,820,831	1,584,438	03-15-2032
Banco Santander - Chile	Flow by exchange rate on bonds payable	UF	94,104,646	CLP	75,232,197	18,872,449	06-01-2027
Scotiabank Chile	Flow by exchange rate on bonds payable	UF	17,020,211	USD	17,202,551	(182,340)	06-01-2025
Scotiabank Chile	Flow by exchange rate on bonds payable	UF	10,558,552	EUR	9,548,393	1,010,159	06-02-2025

The Consolidated Statement of Other Comprehensive Income includes under the caption cash flows hedge, for the period ended December 31, 2024 a credit before income taxes of ThCh$ 4,746,744 (charge of ThCh$ 4,379,170 as of December 31, 2023 and charge of ThCh$ 12,415,374 as of December 31, 2022), related to the fair value of derivatives instruments.

Fair value hierarchies

The financial instruments recorded at fair value in the Statement of Financial Position are classified as follows, depending on the method used to obtain their fair values:

Level 1	Fair values obtained through direct reference to quoted market prices, without any adjustment.

Level 2	Fair values obtained through the use of valuation models accepted in the market and based on prices other than those of Level 1, which may be directly or indirectly observed as of the measurement date (adjusted prices).

Level 3	Fair values obtained through internally developed models or methodologies that use information which may not be observed or which is illiquid.

F- 55

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

The fair value of financial instruments recorded at fair value in the Consolidated Financial Statements, is detailed as follows:

As of December 31, 2024	Recorded fair value	Fair value hierarchy
		level 1	level 2	level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Derivatives not designated as hedges	3,844,406	-	3,844,406	-
Marketable securities and investments in other companies	822,287	822,287	-	-
Derivatives designated as hedges	37,293,189	-	37,293,189	-
Total others financial assets	41,959,882	822,287	41,137,595	-
Derivatives not designated as hedges	652,079	-	652,079	-
Derivative designated as hedges	12,667,177	-	12,667,177	-
Total financial derivative liabilities	13,319,256	-	13,319,256	-

As of December 31, 2023	Recorded fair value	Fair value hierarchy
		level 1	level 2	level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Derivatives not designated as hedges	282,032	-	282,032	-
Marketable securities and investments in other companies	3,314,469	3,314,469	-	-
Derivatives designated as hedges	33,825,894	-	33,825,894	-
Total others financial assets	37,422,395	3,314,469	34,107,926	-
Derivatives not designated as hedges	468,541	-	468,541	-
Derivative designated as hedges	12,541,188	-	12,541,188	-
Total financial derivative liabilities	13,009,729	-	13,009,729	-

During the year ended December 31, 2024, the Company has not made any significant instrument transfers between levels 1 and 2.

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

F- 56

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

Note 8   Cash and cash equivalents

Cash and cash equivalent balances are detailed as follows:

	As of December 31, 2024	As of December 31, 2023	As of December 31, 2022
	ThCh$	ThCh$	ThCh$
Cash on hand	358,534	279,521	239,542
Bank balances	400,213,133	367,146,884	179,097,293
Cash	400,571,667	367,426,405	179,336,835
Time deposits	222,861,432	186,368,967	389,303,495
Securities purchased under resale agreements	57,570,583	49,038,418	12,115,866
Investments in mutual funds	26,119,133	15,320,226	16,325,479
Short term investments classified as cash equivalents	83,689,716	64,358,644	28,441,345
Cash equivalents	306,551,148	250,727,611	417,744,840
Total	707,122,815	618,154,016	597,081,675

F- 57

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

The composition of cash and cash equivalents by currency as of December 31, 2024, is detailed as follows:

	Chilean Peso	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan Guarani	Bolivian	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash on hand	76,230	778	-	4,246	-	-	277,280	-	358,534
Bank balances	73,236,943	309,986,854	2,520,585	7,291,966	1,864,837	2,795,042	929,088	1,587,818	400,213,133
Cash	73,313,173	309,987,632	2,520,585	7,296,212	1,864,837	2,795,042	1,206,368	1,587,818	400,571,667
Time deposits	-	222,589,479	-	-	271,953	-	-	-	222,861,432
Securities purchased under resale agreements	57,570,583	-	-	-	-	-	-	-	57,570,583
Investments in mutual funds	221,200	199,256	-	23,252,691	-	2,445,986	-	-	26,119,133
Short term investments classified as cash equivalents	57,791,783	199,256	-	23,252,691	-	2,445,986	-	-	83,689,716
Cash equivalents	57,791,783	222,788,735	-	23,252,691	271,953	2,445,986	-	-	306,551,148
Total	131,104,956	532,776,367	2,520,585	30,548,903	2,136,790	5,241,028	1,206,368	1,587,818	707,122,815

The composition of cash and cash equivalents by currency as of December 31, 2023, is detailed as follows:

	Chilean Peso	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan Guarani	Bolivian	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash on hand	77,058	1,866	-	2,351	-	-	198,246	-	279,521
Bank balances	40,999,695	314,407,436	1,516,762	4,563,501	1,848,902	2,147,017	871,189	792,382	367,146,884
Cash	41,076,753	314,409,302	1,516,762	4,565,852	1,848,902	2,147,017	1,069,435	792,382	367,426,405
Time deposits	-	185,464,394	-	117,857	786,716	-	-	-	186,368,967
Securities purchased under resale agreements	49,038,418	-	-	-	-	-	-	-	49,038,418
Investments in mutual funds	245,651	-	-	15,074,575	-	-	-	-	15,320,226
Short term investments classified as cash equivalents	49,284,069	-	-	15,074,575	-	-	-	-	64,358,644
Cash equivalents	49,284,069	185,464,394	-	15,192,432	786,716	-	-	-	250,727,611
Total	90,360,822	499,873,696	1,516,762	19,758,284	2,635,618	2,147,017	1,069,435	792,382	618,154,016

F- 58

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

The composition of cash and cash equivalents by currency as of December 31, 2022, is detailed as follows:

	Chilean Peso	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan Guarani	Bolivian	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash on hand	77,160	2,553	-	9,494	-	-	150,335	-	239,542
Bank balances	34,284,961	135,390,795	555,639	2,982,055	1,170,848	2,681,005	532,059	1,499,931	179,097,293
Cash	34,362,121	135,393,348	555,639	2,991,549	1,170,848	2,681,005	682,394	1,499,931	179,336,835
Time deposits	1,702,165	387,601,330	-	-	-	-	-	-	389,303,495
Securities purchased under resale agreements	12,115,866	-	-	-	-	-	-	-	12,115,866
Investments in mutual funds	-	-	-	16,325,479	-	-	-	-	16,325,479
Short term investments classified as cash equivalents	12,115,866	-	-	16,325,479	-	-	-	-	28,441,345
Cash equivalents	13,818,031	387,601,330	-	16,325,479	-	-	-	-	417,744,840
Total	48,180,152	522,994,678	555,639	19,317,028	1,170,848	2,681,005	682,394	1,499,931	597,081,675

F- 59

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

The composition of time deposits is detailed as follows:

As of December 31, 2024:

Financial entity	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
				ThCh$
Banco Itaú - Uruguay	12-27-2024	01-03-2025	UYU	1,495,089	0.63
Citibank - Uruguay	12-17-2024	01-18-2025	UYU	271,554	0.43
Sumitomo Mitsui Banking Corporation – United States	12-27-2024	02-27-2025	USD	169,500,536	0.37
The Bank Of Nova Scotia Toronto - Canada	11-29-2024	01-31-2025	USD	51,594,253	0.39
Total				222,861,432

As of December 31, 2023:

Financial entity	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
				ThCh$
Banco Itaú - Uruguay	12-28-2023	01-04-2024	UYU	449,552	0.64
Banco Supervielle - Argentina	12-07-2023	01-08-2024	ARS	117,857	10.50
Citibank - Uruguay	12-29-2023	01-02-2024	UYU	280,970	0.52
Scotiabank - Uruguay	12-29-2023	01-29-2024	UYU	56,194	0.58
Sumitomo Mitsui Banking Corporation - United States	11-24-2023	01-26-2024	USD	141,450,646	0.46
The Bank Of Nova Scotia Toronto - Canada	12-08-2023	03-06-2024	USD	44,013,748	0.47
Total				186,368,967

As of December 31, 2022

Financial entity	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
				ThCh$
Citibank N.A. - Estados Unidos	12-19-2022	01-19-2023	USD	214,295,932	0.39
Scotia Corredora de Bolsa Chile S.A.	12-27-2022	01-03-2023	CLP	1,702,165	0.96
Sumitomo Mitsui Banking Corporation - United States	11-03-2022	01-03-2023	USD	43,316,249	0.35
Sumitomo Mitsui Banking Corporation - United States	12-27-2022	01-26-2023	USD	129,989,149	0.37
Total				389,303,495

F- 60

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

The composition of securities purchased under resale agreements is detailed as follows:

As of December 31, 2024:

Financial entity	Underlying Asset (Time Deposit) (*)	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
					ThCh$
BancoEstado S.A. Corredores de Bolsa - Chile	Banco del Estado de Chile	12-30-2024	01-07-2025	CLP	4,083,818	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	12-30-2024	01-07-2025	CLP	4,410,111	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	12-27-2024	01-07-2025	CLP	896,018	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	12-27-2024	01-07-2025	CLP	4,523	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	12-27-2024	01-07-2025	CLP	413,911	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-27-2024	01-02-2025	CLP	1,086,468	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-27-2024	01-02-2025	CLP	14,194	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-27-2024	01-02-2025	CLP	1,220,137	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-27-2024	01-02-2025	CLP	80,644	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-27-2024	01-07-2025	CLP	1,837,442	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-27-2024	01-07-2025	CLP	150,090	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-30-2024	01-07-2025	CLP	7,332	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-30-2024	01-02-2025	CLP	2,949,259	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-30-2024	01-02-2025	CLP	1,184	0.45
BCI Corredores de Bolsa Chile S.A.	Banco Bice - Chile	12-26-2024	01-02-2025	CLP	996,877	0.43
BCI Corredores de Bolsa Chile S.A.	Banco Itaú Corpbanca - Chile	12-26-2024	01-02-2025	CLP	499,111	0.43
BCI Corredores de Bolsa Chile S.A.	Banco Santander - Chile	12-26-2024	01-02-2025	CLP	1,664,112	0.43
BCI Corredores de Bolsa Chile S.A.	Banco Santander - Chile	12-26-2024	01-02-2025	CLP	291,480	0.43
BCI Corredores de Bolsa Chile S.A.	Banco Santander - Chile	12-26-2024	01-02-2025	CLP	235,893	0.43
BCI Corredores de Bolsa Chile S.A.	Banco Santander - Chile	12-26-2024	01-02-2025	CLP	115,219	0.43
Scotia Corredora de Bolsa Chile Ltda.	Banco Bice - Chile	12-23-2024	01-02-2025	CLP	36,685	0.43
Scotia Corredora de Bolsa Chile Ltda.	Banco Bice - Chile	12-23-2024	01-02-2025	CLP	238,387	0.43
Scotia Corredora de Bolsa Chile Ltda.	Banco Bice - Chile	12-23-2024	01-02-2025	CLP	25,272	0.43
Scotia Corredora de Bolsa Chile Ltda.	Banco Bice - Chile	12-30-2024	01-07-2025	CLP	3,854	0.48
Scotia Corredora de Bolsa Chile Ltda.	Banco Bice - Chile	12-30-2024	01-07-2025	CLP	20,224	0.48
Scotia Corredora de Bolsa Chile Ltda.	Banco Bice - Chile	12-30-2024	01-07-2025	CLP	275,970	0.48
Scotia Corredora de Bolsa Chile Ltda.	Banco Central de Chile	12-30-2024	01-02-2025	CLP	2,998,921	0.48
Scotia Corredora de Bolsa Chile Ltda.	Banco Consorcio - Chile	12-26-2024	01-02-2025	CLP	1,200,900	0.45
Scotia Corredora de Bolsa Chile Ltda.	Banco Consorcio - Chile	12-30-2024	01-07-2025	CLP	5,000,800	0.48
Scotia Corredora de Bolsa Chile Ltda.	Banco de Chile	12-26-2024	01-02-2025	CLP	500,375	0.45
Scotia Corredora de Bolsa Chile Ltda.	Banco de Chile	12-26-2024	01-02-2025	CLP	1,494	0.45
Scotia Corredora de Bolsa Chile Ltda.	Banco de Chile	12-26-2024	01-02-2025	CLP	3,501,131	0.45
Scotia Corredora de Bolsa Chile Ltda.	Banco de Chile	12-30-2024	01-07-2025	CLP	8,796,277	0.48
Scotia Corredora de Bolsa Chile Ltda.	Banco de Chile	12-30-2024	01-07-2025	CLP	1,505,371	0.48
Scotia Corredora de Bolsa Chile Ltda.	Banco del Estado de Chile	12-26-2024	01-02-2025	CLP	4,003,000	0.45
Scotia Corredora de Bolsa Chile Ltda.	Banco del Estado de Chile	12-30-2024	01-02-2025	CLP	1,559	0.48
Scotia Corredora de Bolsa Chile Ltda.	Banco del Estado de Chile	12-30-2024	01-02-2025	CLP	1,500,240	0.48
Scotia Corredora de Bolsa Chile Ltda.	Banco Security - Chile	12-26-2024	01-02-2025	CLP	250,323	0.45
Scotia Corredora de Bolsa Chile Ltda.	Banco Security - Chile	12-26-2024	01-02-2025	CLP	305,758	0.45
Scotia Corredora de Bolsa Chile Ltda.	Banco Security - Chile	12-26-2024	01-02-2025	CLP	318,162	0.45
Scotia Corredora de Bolsa Chile Ltda.	Banco Security - Chile	12-26-2024	01-02-2025	CLP	428,029	0.45
Scotia Corredora de Bolsa Chile Ltda.	Banco Security - Chile	12-26-2024	01-02-2025	CLP	699,228	0.45
Scotia Corredora de Bolsa Chile Ltda.	Banco Security - Chile	12-30-2024	01-07-2025	CLP	639,713	0.48
Scotia Corredora de Bolsa Chile Ltda.	Banco Security - Chile	12-30-2024	01-07-2025	CLP	1,838,316	0.48
Scotia Corredora de Bolsa Chile Ltda.	Banco Security - Chile	12-30-2024	01-07-2025	CLP	2,522,771	0.48
Total					57,570,583
(*)	All financial instruments acquired under resale agreements, correspond to time deposits and are subject to a fixed interest rate.

F- 61

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

As of December 31, 2023:

Financial entity	Underlying Asset (Time Deposit) (*)	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
					ThCh$
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Consorcio - Chile	12-21-2023	01-04-2024	CLP	501,150	0.69
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Consorcio - Chile	12-29-2023	01-04-2024	CLP	499,358	0.70
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Consorcio - Chile	12-29-2023	01-04-2024	CLP	68,791	0.70
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	12-21-2023	01-04-2024	CLP	44,421	0.69
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-29-2023	01-04-2024	CLP	229,595	0.70
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-29-2023	01-04-2024	CLP	270,638	0.70
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-21-2023	01-04-2024	CLP	1,831,429	0.69
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-29-2023	01-04-2024	CLP	96,860	0.70
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-21-2023	01-04-2024	CLP	659,321	0.69
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	12-21-2023	01-04-2024	CLP	1,223,454	0.69
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	12-21-2023	01-04-2024	CLP	501,150	0.69
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	12-29-2023	01-04-2024	CLP	156,239	0.70
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	12-29-2023	01-04-2024	CLP	88,694	0.70
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	12-29-2023	01-04-2024	CLP	76,362	0.70
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	12-29-2023	01-04-2024	CLP	214,256	0.70
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	12-21-2023	01-04-2024	CLP	501,150	0.69
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-28-2023	01-04-2024	CLP	800,552	0.69
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-28-2023	01-04-2024	CLP	1,501,035	0.69
BancoEstado S.A. Corredores de Bolsa - Chile	Scotiabank Chile	12-21-2023	01-04-2024	CLP	1,503,450	0.69
BCI Corredores de Bolsa Chile S.A.	Banco de Chile	12-29-2023	01-11-2024	CLP	1,979,530	0.70
BCI Corredores de Bolsa Chile S.A.	Banco Itaú Corpbanca - Chile	12-29-2023	01-11-2024	CLP	983,920	0.70
BCI Corredores de Bolsa Chile S.A.	Banco de Chile	12-28-2023	01-02-2024	CLP	1,000,690	0.69
BCI Corredores de Bolsa Chile S.A.	Banco Security - Chile	12-29-2023	01-11-2024	CLP	979,874	0.70
BCI Corredores de Bolsa Chile S.A.	Scotiabank Chile	12-29-2023	01-11-2024	CLP	2,295,554	0.70
BCI Corredores de Bolsa Chile S.A.	Banco Santander - Chile	12-29-2023	01-11-2024	CLP	372,324	0.70
BCI Corredores de Bolsa Chile S.A.	Scotiabank Chile	12-29-2023	01-11-2024	CLP	2,292,952	0.70
Scotia Corredora de Bolsa Chile S.A.	Banco Bice - Chile	12-28-2023	01-04-2024	CLP	1,100,759	0.69
Scotia Corredora de Bolsa Chile S.A.	Banco Consorcio - Chile	12-29-2023	01-11-2024	CLP	700,327	0.70
Scotia Corredora de Bolsa Chile S.A.	Banco de Chile	12-28-2023	01-02-2024	CLP	2,601,795	0.69
Scotia Corredora de Bolsa Chile S.A.	Banco Consorcio - Chile	12-29-2023	01-11-2024	CLP	2,301,073	0.70
Scotia Corredora de Bolsa Chile S.A.	Banco Itaú Corpbanca - Chile	12-29-2023	01-11-2024	CLP	3,001,400	0.70
Scotia Corredora de Bolsa Chile S.A.	Banco de Chile	12-28-2023	01-04-2024	CLP	400,276	0.69
Scotia Corredora de Bolsa Chile S.A.	Banco de Chile	12-26-2023	01-04-2024	CLP	1,501,725	0.69
Scotia Corredora de Bolsa Chile S.A.	Banco de Chile	12-29-2023	01-11-2024	CLP	1,694,812	0.70
Scotia Corredora de Bolsa Chile S.A.	Banco de Chile	12-29-2023	01-11-2024	CLP	1,306,588	0.70
Scotia Corredora de Bolsa Chile S.A.	Banco Santander - Chile	12-27-2023	01-04-2024	CLP	965,912	0.69
Scotia Corredora de Bolsa Chile S.A.	Banco Santander - Chile	12-27-2023	01-04-2024	CLP	135,100	0.69
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	12-29-2023	01-11-2024	CLP	1,965,032	0.70
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	12-29-2023	01-11-2024	CLP	2,737,161	0.70
Scotia Corredora de Bolsa Chile S.A.	Banco Santander - Chile	12-29-2023	01-11-2024	CLP	2,755,387	0.70
Scotia Corredora de Bolsa Chile S.A.	Banco Santander - Chile	12-29-2023	01-11-2024	CLP	2,847,226	0.70
Scotia Corredora de Bolsa Chile S.A.	Banco Security - Chile	12-29-2023	01-11-2024	CLP	350,163	0.70
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	12-29-2023	01-11-2024	CLP	350,163	0.70
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	12-29-2023	01-02-2024	CLP	650,303	0.70
Scotia Corredora de Bolsa Chile S.A.	Scotiabank Chile	12-29-2023	01-09-2024	CLP	1,000,467	0.70
Total					49,038,418
(*)	All financial instruments acquired under resale agreements, correspond to time deposits and are subject to a fixed interest rate.

F- 62

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

As of December 31, 2022:

Financial entity	Underlying Asset (Time Deposit) (*)	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
					ThCh$
Banchile Corredores de Bolsa S.A.	Banco Itaú Corpbanca - Chile	12-30-2022	01-03-2023	CLP	1,000,300	0.90
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Bice - Chile	12-22-2022	01-12-2023	CLP	802,280	0.95
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Central de Chile	12-29-2022	01-03-2023	CLP	699,139	0.95
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Central de Chile	12-29-2022	01-05-2023	CLP	349,569	0.95
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Central de Chile	12-27-2022	01-03-2023	CLP	1,859,195	0.95
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Consorcio - Chile	12-27-2022	01-03-2023	CLP	143,338	0.95
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-22-2022	01-12-2023	CLP	501,425	0.95
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	12-22-2022	01-12-2023	CLP	1,486,457	0.95
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	12-22-2022	01-12-2023	CLP	519,243	0.95
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	12-29-2022	01-03-2023	CLP	1,304	0.95
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	12-29-2022	01-05-2023	CLP	652	0.95
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	12-27-2022	01-03-2023	CLP	426,919	0.95
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	12-27-2022	01-03-2023	CLP	5,447	0.95
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	12-27-2022	01-03-2023	CLP	168,394	0.95
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	12-30-2022	01-03-2023	CLP	797,417	0.96
Scotia Corredora de Bolsa Chile S.A.	Banco Estado de Chile	12-30-2022	01-03-2023	CLP	503,000	0.96
Scotia Corredora de Bolsa Chile S.A.	Banco Estado de Chile	12-30-2022	01-05-2023	CLP	2,500,800	0.96
Scotia Corredora de Bolsa Chile S.A.	Banco Itaú Corpbanca - Chile	12-22-2022	01-12-2023	CLP	350,987	0.94
Total					12,115,866

Payments for business acquisitions are detailed as follows:

	For the years ended as of December 31,
	2024	2023	2022
	ThCh$	ThCh$	ThCh$
Total cash receipt (disbursement) per business acquisition
Other cash payment to acquire interests in joint ventures (1)	(10,658,097)	(7,086,899)	(36,465,915)
Payment from changes in ownership interests in subsidiaries that do not result in loss of control (2)	(32,260,503)	(3,205,058)	(438,105)
Payment cash flows used to obtain control of subsidiaries or other businesses (3)	(551,585)	(2,000,000)	-
Proceeds from changes in ownership interests in subsidiaries that do not result in loss of control (4)	17,112,779	-	-

(1)	See Note 16 - Investments accounted for using equity method, numbers (2) and (3).
(2)	See Note 1 - General Information, letter C), number (4) as for 2024 and 2023 and number (13) as for 2024 and 2022.
(3)	See Note 15 - Business combinations letter a) and b) as for 2024 and a) for 2023.
(4)	See Note 15 - Business combinations letter c).

F- 63

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

Note 9 Other non-financial assets

The Company maintained the following other non-financial assets:

	As of December 31, 2024		As of December 31, 2023
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Insurances paid	3,733,396	91,829	7,023,579	2,605,172
Advertising	13,826,543	10,728,679	9,430,148	9,452,969
Advances to suppliers	9,039,012	-	9,860,004	-
Prepaid expenses	2,609,228	2,671,728	1,736,475	156,307
Total advances	29,208,179	13,492,236	28,050,206	12,214,448
Guarantees paid	6,898	172,873	-	92,963
Consumables	1,074,281	-	754,621	-
Dividends receivable	854,084	-	869,878	-
Others	-	9,127	-	3,616
Total others assets	1,935,263	182,000	1,624,499	96,579
Total	31,143,442	13,674,236	29,674,705	12,311,027

Nature of each non-financial asset:

a)	Insurances paid: Annual payments for insurances policies are included, which are capitalized and then amortized according the term of the contract.

b)	Advertising: Corresponds to advertising and promotion contracts related to customers and advertising service providers, that promote our brands which are capitalized and then amortized according the term of the contract.

c)	Advances to suppliers: Mainly for services, purchase of raw materials and customs agents.

d)	Prepaid expenses: Services paid in advance that give entitlement to benefits usually for a period of 12 months, they are reflected against result as they are accrued.

e)	Guarantees paid: It is the initial payment for the lease of goods required by the lessor to ensure compliance with the conditions stipulated in the contract.

f)	Consumables: Under this item are mainly included security supplies, clothing or supplies to be used in administrative offices, such as: eyeglasses, gloves, masks, aprons, etc.

g)	Dividends receivable: Dividends receivable from associates and joint ventures.

F- 64

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

Note 10 Trade and other receivables

The trade and other receivables are detailed as follows:

	As of December 31, 2024		As of December 31, 2023
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Chile operating segment	237,369,286	-	230,066,689	-
International business operating segment	138,558,576	-	96,340,285	-
Wines operating segment	68,720,452	-	61,262,042	-
Total commercial debtors	444,648,314	-	387,669,016	-
Impairment loss estimate	(7,785,695)	-	(7,751,305)	-
Total commercial debtors - net	436,862,619	-	379,917,711	-
Others accounts receivables	69,848,554	5,966,414	66,569,042	3,313,742
Total other accounts receivable	69,848,554	5,966,414	66,569,042	3,313,742
Total	506,711,173	5,966,414	446,486,753	3,313,742

The Company’s accounts receivable are denominated in the following currencies:

	As of December 31, 2024	As of December 31, 2023
	ThCh$	ThCh$
Chilean Peso	299,240,865	291,976,889
Argentine Peso	121,581,952	78,019,455
US Dollar	52,213,269	43,734,334
Euro	7,817,297	8,114,465
Unidad de Fomento	2,606,146	2,261,531
Uruguayan Peso	8,684,460	6,514,410
Paraguayan Guarani	15,086,724	13,996,752
Bolivian	3,385,594	2,856,786
Others currencies	2,061,280	2,325,873
Total	512,677,587	449,800,495

The detail of the accounts receivable maturities as of December 31, 2024, is detailed as follows:

	Total	Current balance	Overdue balances
			0 to 3 months	3 to 6 months	6 to 12 months	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile operating segment	237,369,286	227,786,575	5,823,766	1,143,994	1,430,423	1,184,528
International business operating segment	138,558,576	125,878,604	10,979,515	58,512	515,247	1,126,698
Wines operating segment	68,720,452	61,101,828	7,123,480	359,386	45,864	89,894
Total commercial debtors	444,648,314	414,767,007	23,926,761	1,561,892	1,991,534	2,401,120
Impairment loss estimate	(7,785,695)	(2,433,055)	(816,441)	(708,190)	(1,720,870)	(2,107,139)
Total commercial debtors - net	436,862,619	412,333,952	23,110,320	853,702	270,664	293,981
Others accounts receivables	69,848,554	69,335,509	189,703	164,757	97	158,488
Total other accounts receivable	69,848,554	69,335,509	189,703	164,757	97	158,488
Total current	506,711,173	481,669,461	23,300,023	1,018,459	270,761	452,469
Others accounts receivables	5,966,414	5,966,414	-	-	-	-
Total non-current	5,966,414	5,966,414	-	-	-	-

F- 65

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

The detail of the accounts receivable maturities as of December 31, 2023 is detailed as follows:

	Total	Current balance	Overdue balances
			0 to 3 months	3 to 6 months	6 to 12 months	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile operating segment	230,066,689	222,098,388	4,396,221	959,644	1,210,305	1,402,131
International business operating segment	96,340,285	89,730,464	5,177,374	433,352	405,212	593,883
Wines operating segment	61,262,042	57,181,716	3,858,399	62,884	121,455	37,588
Total commercial debtors	387,669,016	369,010,568	13,431,994	1,455,880	1,736,972	2,033,602
Impairment loss estimate	(7,751,305)	(2,393,058)	(1,385,596)	(600,340)	(1,338,709)	(2,033,602)
Total commercial debtors - net	379,917,711	366,617,510	12,046,398	855,540	398,263	-
Others accounts receivables	66,569,042	66,302,808	129,211	109,481	5,253	22,289
Total other accounts receivable	66,569,042	66,302,808	129,211	109,481	5,253	22,289
Total current	446,486,753	432,920,318	12,175,609	965,021	403,516	22,289
Others accounts receivables	3,313,742	3,313,742	-	-	-	-
Total non-current	3,313,742	3,313,742	-	-	-	-

The Company markets its products through wholesale customers, retail and supermarket chains. As of December 31, 2024, the accounts receivable from the three most important supermarket chains in Chile and Argentina represent 22% (26% as of December 31, 2023) of the total accounts receivable.

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

The general criteria for the determination of the provision for impairment has been established in the framework of IFRS 9, which requires analyzing the behavior of the client portfolio in the long term in order to generate an expected credit loss index by tranches based on the age of the portfolio. This analysis delivered the following results for the Company:

	As of December 31, 2024			As of December 31, 2023
	Credit loss rate	Total carrying amount	Impairment provision	Credit loss rate	Total carrying amount	Impairment provision
		ThCh$	ThCh$		ThCh$	ThCh$
Up to date	0.09%	484,110,461	(2,433,055)	0.08%	435,313,376	(2,393,058)
0 to 3 months	22.16%	24,116,464	(816,441)	19.50%	13,561,205	(1,385,596)
3 to 6 months	61.53%	1,726,649	(708,190)	64.05%	1,565,361	(600,340)
6 to 12 months	100.00%	1,991,631	(1,720,870)	100.00%	1,742,225	(1,338,709)
More than 12 months	100.00%	2,559,608	(2,107,139)	100.00%	2,055,891	(2,033,602)
Total		514,504,813	(7,785,695)		454,238,058	(7,751,305)

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

The write-offs of our doubtful clients are once all pre-trial and judicial, efforts have been made and exhausted all means of payment, with the proper demonstration of the insolvency of customers. This process of write-off normally takes more than 1 year.

F- 66

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

The movement of the impairment losses provision for accounts receivable is as follows:

	As of December 31, 2024	As of December 31, 2023
	ThCh$	ThCh$
Balance at the beginning of year	(7,751,305)	(5,689,741)
Estimate of expected credit losses up 12 months	(2,339,099)	(4,135,572)
Estimate of expected credit losses longer than 12 months	(74,570)	(74,250)
Impairment provision of accounts receivable	(2,413,669)	(4,209,822)
Uncollectible accounts	987,556	1,025,786
Add back of unused provisions	1,694,001	102,200
Estimates resulting from business combinations (1)	(441,993)	-
Effect of translation into presentation currency	139,715	1,020,272
Total	(7,785,695)	(7,751,305)
(1)	See Note 1- Information general, letter C), number (12).

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

Conditions of the balances and transactions with related parties:

(1)	Business operations agreed upon Chilean peso with a payment condition usually up to 30 days.

(2)	Business operations agreed upon in foreign currencies and with a payment condition up to 30 days.

(3)	Corresponds to a sale of shares of Cervecería Szot SpA. that our subsidiary Cervecería Kunstmann S.A. sold to Representaciones Chile Beer Kevin Michael Szot E.I.R.L. The total amount of the transaction raised ThCh$ 42,506 for the sale of 15,167 shares. This account receivable was fully paid on April 29, 2024.

(4)	On January 20, 2023, the subsidiary Compañía Pisquera de Chile S.A. (“CPCh”) formalized the acquisition of a 51.0132% interest in D&D SpA. The share purchase agreement signed by CPCh with Panda SpA. and MBB SpA. agreed that the purchase price will be subject to increases based on the results of D&D SpA.

(5)	Corresponds to the debt acknowledgement made on December 29, 2023, between the subsidiary Cervecería Kunstmann S.A. and Cervecería Kunstmann Ltda., where the latter declares that it owes an amount of UF 18,421.9, which it is obliged to pay as from January 2024 with an annual interest rate of 6.6%, in 12 equal and successive installments of UF 1,590.6.

On December 31, 2024 another debt acknowledgement was made between the subsidiary Cervecería Kunstmann S.A. and Cervecería Kunstmann Ltda., where the latter declares that it owes an amount of UF 28,365.9, which it is obliged to pay as from January 2025 with an annual interest rate of 6.8%, in 24 equal and successive installments of UF 676.6.

The transaction table includes the main transactions made with related parties.

F- 67

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

The detail of the accounts receivable and payable from related parties are detailed as follows:

Accounts receivable from related parties

Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2024	As of December 31, 2023
							ThCh$	ThCh$
6,062,786-K	Andrónico Luksic Craig	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	599	205
6,525,286-4	Francisco Pérez Mackenna	Chile	(1)	Chairman of CCU	Sales of products	CLP	-	61
6,770,473-8	Armin Kunstmann Telge	Chile	(1)	Chairman of subsidiary	Sales of products	CLP	-	33
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	(3)	Subsidiary shareholder until April 29, 2024	Sale of shares	CLP	-	6,588
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	(1)	Subsidiary shareholder until April 29, 2024	Sales of products	CLP	-	12,098
76,002,201-2	SAAM Puertos S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	53	55
76,178,803-5	Viña Tabalí S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	1,292	1,272
76,275,453-3	Tech Pack S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	23	23
76,363,269-5	Inversiones Alabama Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	863	-
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	8,262	8,602
76,455,830-8	Watts S.A.	Chile	(1)	Related joint venture shareholder of the subsidiary	Sales of products	CLP	6,983	6,522
76,486,051-9	Inversiones Río Elqui SpA.	Chile	(1)	Related to non-controlling subsidiary	Sales of products	CLP	42,814	27,853
76,729,932-K	SAAM Logistics S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	13,837	-
76,806,870-4	Transacciones e Inversiones Arizona Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	13	-
77,003,342-K	Origen Patagónico SpA.	Chile	(1)	Related to non-controlling subsidiary	Sales of products	CLP	24,122	-
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Related to non-controlling subsidiary	Services provided	CLP	51,242	61,708
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Related to non-controlling subsidiary	Sales of products	CLP	125,620	219,304
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(5)	Related to non-controlling subsidiary	Sales of products	CLP	366,922	677,731
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	771	339
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidiary of joint venture	Sales of products	CLP	4,065,106	3,440,603
77,755,610-K	Comercial Patagona Ltda.	Chile	(2)	Subsidiary of joint venture	Sales of products	USD	14,952	-
78,053,790-6	Servipag Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	946	866
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	(1)	Shareholder of joint operation of the subsidiary	Services provided	CLP	923,426	963,889
78,306,560-6	Inmobiliaria e Inversiones Río Claro S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	109	83
81,095,400-0	Sonacol S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	443	459
81,148,200-5	Ferrocarril de Antofagasta a Bolivia S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	1,661	509
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Advance purchase	CLP	800,000	800,000
81,805,700-8	Cooperativa Agrícola Control Pisquero De Elqui Y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Sales of products	CLP	8,414	-
90,160,000-7	Compañía Sud Americana de Vapores S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	2,256	456
90,703,000-8	Nestlé Chile S.A.	Chile	(1)	Shareholder of subsidiary	Sales of products	CLP	34,867	31,571
91,021,000-9	Invexans S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	56	58
91,705,000-7	Quiñenco S.A.	Chile	(1)	Controller's shareholder	Sales of products	CLP	5,065	4,739
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	6,594	11,453
94,625,000-7	Inversiones ENEX S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	280,418	245,920
96,536,010-7	Inversiones Consolidadas Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	1,016	626
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	3,677	4,976
96,591,040-9	Empresas Carozzi S.A.	Chile	(1)	Shareholder of joint operation of the subsidiary	Sales of products	CLP	24,438	32,759
96,610,780-4	Portuaria Corral S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	681	596
96,645,790-2	Socofin S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	1,667	372
96,657,210-8	Transportes Fluviales Corral S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	640	471
96,657,690-1	Inversiones Punta Brava S.A.	Chile	(1)	Related to the controller	Sales of products	CLP	610	-
96,767,630-6	Banchile Administradora General Fondos. S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	14
96,810,030-0	RDF Media SpA.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	126	424
96,819,020-2	Agrícola El Cerrito S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	26	-
96,847,140-6	Inmobiliaria Norte Verde S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	443	-
96,908,930-0	San Vicente Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	7,227	4,735
96,908,970-K	San Antonio Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	355	875
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Services provided	CLP	1,256,883	1,224,351
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Sale of fixed asset	CLP	252,072	-
97,004,000-5	Banco de Chile	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	36,214	28,323
99,506,030-2	Muellaje del Maipo S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	3,248	5,307
0-E	Aguas de Origen S.A.	Argentina	(2)	Joint venture of subsidiary until June 30, 2024	Services provided	ARS	-	1,084,888
0-E	Danone Argentina S.A.	Argentina	(2)	Related to the associate of subsidiary	Sales of products	ARS	11,689	-
0-E	Central Cervecera de Colombia San Andrés S.A.S.	Colombia	(2)	Joint venture of subsidiary	Sales of products	USD	14,923	13,136
0-E	Nestlé Waters Marketing & Distribution S.A.S.	France	(2)	Related to the subsidiary's shareholder	Services provided	Euros	7,247	69,111
0-E	Paulaner Brauerei Gruppe GmbH & Co. KGaA	Germany	(2)	Related to the subsidiary's shareholder	Sales of products	USD	37,122	-
0-E	Amstel Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Royalty	Euros	-	46,055
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Services provided	Euros	21,957	-
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Services provided	USD	116,343	-
0-E	A.J. Boston S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	PYG	64	-
0-E	AJ S.A. Calidad Ante Todo	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	PYG	1,399,570	-
0-E	AJ S.A. Calidad Ante Todo	Paraguay	(2)	Related to non-controlling subsidiary	Advance purchase	USD	2,024,183	-
0-E	Alimentos Distribución y Servicios S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	PYG	203,491	-
0-E	Central de Ventas Tv S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	PYG	379	-
0-E	Compaña de Desarrollo Agropecuario S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	PYG	200	-
0-E	Compañía de Desarrollo Inmobiliario S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	PYG	27,885	-
0-E	Contenidos Dirigidos S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	PYG	852	-
0-E	Editorial El País S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	PYG	893	-
0-E	Enex Paraguay S.A.E.	Paraguay	(2)	Related to the controller's shareholder	Services provided	PYG	-	509
0-E	Fundación Santa Librada	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	PYG	97	-
0-E	Hispanoamérica Tv Del Paraguay S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	PYG	235	-
0-E	Laser Import S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	PYG	24	-
0-E	Lauralia S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	PYG	4	-
0-E	Recursos Oportunos S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	PYG	11	-
0-E	Retail S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	PYG	3,151,745	-
0-E	Servicios Contables y Sistemas del Py S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	PYG	1,355	-
0-E	Servicios Digitales S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	PYG	13	-
0-E	Talisman S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	PYG	1,893	-
0-E	Tv Acción S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	PYG	1,325	-
0-E	Société Des Produits Nestlé S.A.	Switzerland	(2)	Related to the subsidiary's shareholder	Services provided	Other currencies	101,438	-
Total							15,501,990	9,040,528

Non Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2024	As of December 31, 2023
							ThCh$	ThCh$
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	(3)	Subsidiary shareholder until April 29, 2024	Sale of shares	CLP	-	42,506
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(5)	Related to non-controlling subsidiary	Sales of products	CLP	844,344	-
Total							844,344	42,506

F- 68

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

Accounts payable to related parties

Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2024	As of December 31, 2023
							ThCh$	ThCh$
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	(1)	Subsidiary shareholder until April 29, 2024	Services received	CLP	-	23,375
76,115,132-0	Canal 13 SpA.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	665,792	92,268
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	27,814	8,363
76,455,830-8	Watts S.A.	Chile	(1)	Related joint venture shareholder of the subsidiary	Purchase of products	CLP	468,660	1,218,335
76,486,051-9	Inversiones Río Elqui SpA.	Chile	(1)	Related to non-controlling subsidiary	Services received	CLP	697	-
76,729,932-K	Saam Logistics S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	751,761	513,428
77,003,342-K	Origen Patagónico SpA.	Chile	(1)	Related to non-controlling subsidiary	Services received	CLP	3,097	456
77,450,163-0	Panda SpA.	Chile	(4)	Shareholder of subsidiary	Balance of purchase of shares	CLP	-	250,000
77,486,593-4	MBB SpA.	Chile	(4)	Shareholder of subsidiary	Balance of purchase of shares	CLP	-	250,000
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidiary of joint venture	Services received	CLP	119,825	171,590
78,053,790-6	Servipag Ltda.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	2,525	3,671
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	(1)	Shareholder of joint operation of the subsidiary	Purchase of products	CLP	3,066,334	1,564,090
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Purchase of products	CLP	-	27,670
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	(1)	Related to the controller's shareholder	Purchase of products	CLP	289,011	9,527
94,058,000-5	Servicios Aeroportuarios Aerosan S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	2,384	381
94,625,000-7	Inversiones ENEX S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	-	10,966
96,591,040-9	Empresas Carozzi S.A.	Chile	(2)	Shareholder of joint operation of the subsidiary	Purchase of products	USD	2,925	16,989
96,591,040-9	Empresas Carozzi S.A.	Chile	(1)	Shareholder of joint operation of the subsidiary	Purchase of products	CLP	674,567	782,698
96,591,040-9	Empresas Carozzi S.A.	Chile	(1)	Shareholder of joint operation of the subsidiary	Services received	CLP	-	33,026
96,657,690-1	Inversiones Punta Brava S.A.	Chile	(1)	Related to the controller	Services received	CLP	59,876	-
96,798,520-1	SAAM Extraportuarios S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	197	-
96,810,030-0	RDF Media SpA.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	34,412	14,676
96,908,930-0	San Vicente Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	15	-
96,908,970-K	San Antonio Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	2,945	288
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Purchase of products	CLP	2,489,546	1,908,328
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Royalty	CLP	1,055,464	744,554
97,004,000-5	Banco de Chile	Chile	(1)	Related to the controller's shareholder	Services received	CLP	331,390	11,261
0-E	Aguas Danone de Argentina S.A.	Argentina	(2)	Associate of subsidiary	Services received	ARS	67,088	-
0-E	Aguas de Origen S.A.	Argentina	(2)	Joint venture of subsidiary until June 30, 2024	Consignation	ARS	-	9,229,527
0-E	Danone Argentina S.A.	Argentina	(2)	Related to the associate of subsidiary	Services received	ARS	175,594	-
0-E	Ecor Ltda.	Bolivia	(2)	Related to non-controlling subsidiary	Services received	BOB	13,950	91,998
0-E	Central Cervecera de Colombia San Andrés S.A.S.	Colombia	(2)	Joint venture of subsidiary	Services received	USD	60,022	1,963
0-E	Danone S.A.	France	(2)	Related to the associate of subsidiary	Services received	Euros	67,431	-
0-E	Evian - S.A. des Eaux Minerales	France	(2)	Related to non-controlling subsidiary	Services received	Euros	61,310	-
0-E	Nestlé Waters Management & Technology S.A.S.	France	(2)	Related to non-controlling subsidiary	Services received	Euros	19,125	4,512
0-E	Nestlé Waters Marketing & Distribution S.A.S.	France	(2)	Related to non-controlling subsidiary	Purchase of products	Euros	63,378	29,341
0-E	Amstel Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Royalty	USD	432,613	-
0-E	Amstel Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Royalty	Euros	262,340	-
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Purchase of products	USD	577,618	3,938,038
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Royalty	Euros	20,536,740	34,041,624
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Royalty	USD	1,721,042	88,757
0-E	Heineken Supply Chain B.V.	Netherlands	(2)	Related to the controller's shareholder	Purchase of products	Euros	26	21
0-E	AJ S.A. Calidad Ante Todo	Paraguay	(2)	Related to non-controlling subsidiary	Purchase of products	PYG	1,885,846	-
0-E	Alimentos Distribución y Servicios S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Services received	PYG	195,266	-
0-E	Central de Ventas TV S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Services received	PYG	14,073	-
0-E	Compañía de Bienes Raíces del Paraguay S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Services received	PYG	389	-
0-E	Compañía de Desarrollo Inmobiliario S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Services received	PYG	2,935	-
0-E	Enex Paraguay S.A.E.	Paraguay	(2)	Related to the controller's shareholder	Purchase of products	PYG	-	1,131
0-E	Hispanoamérica Tv del Paraguay S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Services received	PYG	2,111	-
0-E	Laser Import S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Services received	PYG	282	-
0-E	Retail S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Services received	PYG	186,659	-
0-E	Servicios Contables y Sistemas del PY S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Services received	PYG	947	-
0-E	TV Acción S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Services received	PYG	6,918	-
0-E	Yerbatera Campesino S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Services received	PYG	14,578	-
0-E	Société des Produits Nestlé S.A.	Switzerland	(2)	Related to non-controlling subsidiary	Royalty	Other currencies	-	57,778
Total							36,417,518	55,140,630

Non Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2024	As of December 31, 2023
							ThCh$	ThCh$
77,450,163-0	Panda SpA.	Chile	(4)	Shareholder of subsidiary	Balance of purchase of shares	CLP	-	268,041
77,486,593-4	MBB SpA.	Chile	(4)	Shareholder of subsidiary	Balance of purchase of shares	CLP	-	268,042
Total							-	536,083

F- 69

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

Most significant transactions and effects on results:

For the years periods ended December 31, 2024 and 2023, the most significant transactions with related parties are detailed as follows:

Tax ID	Company	Country of origin	Relationship	Transaction	2024		2023
					Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)
					ThCh$	ThCh$	ThCh$	ThCh$
6,062,786-K	Andrónico Luksic Craig	Chile	Related to the controller's shareholder	Sales of products	13,557	6,718	5,399	3,509
6,525,286-4	Francisco Pérez Mackenna	Chile	Chairman of CCU	Sales of products	1,264	709	108	102
6,770,473-8	Armin Kunstmann Telge	Chile	Chairman of subsidiary	Sales of products	245	186	180	171
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	Subsidiary shareholder until April 29, 2024	Sale of shares	208,755	-	-	-
76,115,132-0	Canal 13 SpA.	Chile	Related to the controller's shareholder	Services received	983,007	(983,007)	1,222,804	(1,222,804)
76,313,970-0	Inversiones Irsa Ltda.	Chile	Related to the controller	Dividends paid	5,120,726	-	2,813,685	-
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	Related to the controller's shareholder	Services received	105,374	(72,313)	138,858	(54,479)
76,455,830-8	Watt´s S.A.	Chile	Related joint venture shareholder	Sales of products	48,306	36,713	13,333	10,133
76,729,932-K	SAAM Logistics S.A.	Chile	Related to the controller's shareholder	Services received	528,370	-	450,508	-
76,800,322-K	Yanghe Chile SpA.	Chile	Shareholder of subsidiary	Dividends paid	891,244	-	1,871,881	-
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Sales of products	791,367	494,640	739,372	554,529
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Services received	173,154	(173,154)	145,231	(145,231)
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Collection of product sales	572,254	23,819	-	-
77,450,163-0	Panda SpA.	Chile	Shareholder of subsidiary	Purchase of shares	250,000	-	1,000,000	-
77,486,593-4	MBB SpA.	Chile	Shareholder of subsidiary	Purchase of shares	250,000	-	1,000,000	-
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Services received	820,748	(820,748)	900,166	(900,166)
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Sales of products	13,056,638	5,423,136	6,584,400	4,240,894
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Services received	99,376	(99,376)	344,652	(344,652)
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Purchase of products	23,106,203	-	21,182,529	-
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Services provided	6,539,386	6,539,386	6,584,400	6,584,400
79,985,340-K	Cervecera Valdivia S.A.	Chile	Shareholder of subsidiary	Dividends paid	833,684	-	2,023,511	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Purchase of products	8,166,757	-	8,533,943	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Dividends paid	1,465,381	-	1,617,375	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Sales of products	14,604	7,955	12,494	8,249
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Loan recovery	-	-	71,381	722
90,703,000-8	Nestlé Chile S.A.	Chile	Shareholder of subsidiary	Dividends paid	9,428,103	-	6,876,759	-
91,705,000-7	Quiñenco S.A.	Chile	Controller's shareholder	Sales of products	20,593	10,239	45,293	33,970
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Purchase of products	355,449	(355,449)	374,278	(374,278)
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Services received	659,752	(659,752)	445,859	(445,859)
93,920,000-2	Antofagasta Minerals S.A.	Chile	Related to the controller's shareholder	Sales of products	735	360	259	192
94,625,000-7	Inversiones Enex S.A.	Chile	Related to the controller's shareholder	Sales of products	2,159,882	936,483	2,235,409	1,587,187
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Dividends paid	44,180,306	-	24,275,754	-
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Services provided	12,120	12,120	11,602	11,602
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investments	8,900,000	-	95,600,000	-
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investment Rescue	8,903,287	3,287	96,739,832	139,832
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation	Sales of products	169,387	128,734	164,423	156,202
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation	Purchase of products	8,450,811	-	7,529,691	-
96,657,690-1	Inversiones Punta Brava S.A.	Chile	Related to the controller's shareholder	Services received	118,239	(118,239)	153,253	(153,253)
96,657,690-1	Inversiones Punta Brava S.A.	Chile	Related to the controller's shareholder	Sales of products	1,343	680	1,313	919
96,689,310-9	Transbank S.A.	Chile	Related to the controller's shareholder	Services received	185,941	(185,941)	228,315	(228,315)
96,798,520-1	SAAM Extraportuario S.A.	Chile	Related to the controller's shareholder	Services received	13,899	-	130,016	-
96,810,030-0	RDF Media SpA.	Chile	Related to the controller's shareholder	Services received	191,714	(191,714)	78,765	(78,765)
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Dividends received	899,143	-	1,190,908	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Sales of products	103,812	36,334	171,926	123,998
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Purchase of products	24,758,860	-	25,295,168	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Services provided	707,709	707,709	406,768	406,768
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Royalty	4,558,224	(4,558,224)	4,552,895	(4,552,895)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Interests	-	-	15,202	(15,202)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Services received	2,802	(2,802)	5,589	(5,589)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Sales of products	353,212	257,153	320,417	286,706
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Derivatives	64,956,737	(442,469)	62,119,774	(148,869)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investments	28,530,440	-	35,000,000	-
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investment Rescue	28,866,521	336,081	35,088,765	88,765
0-E	Aguas Danone de Argentina S.A	Argentina	Associate of subsidiary	Services received	218,750	(218,750)	-	-
0-E	Aguas de Origen S.A.	Argentina	Joint venture of subsidiary until June 30, 2024	Services received	3,124,256	(3,124,256)	-	-
0-E	Aguas de Origen S.A.	Argentina	Joint venture of subsidiary until June 30, 2024	Capital contribution	-	-	4,545,020	-
0-E	Aguas de Origen S.A.	Argentina	Joint venture of subsidiary until June 30, 2024	Purchase of products	-	-	2,094,249	-
0-E	Aguas de Origen S.A.	Argentina	Joint venture of subsidiary until June 30, 2024	Services provided	15,482,092	15,482,092	6,905,615	6,905,615
0-E	Aguas de Origen S.A.	Argentina	Joint venture of subsidiary until June 30, 2024	Consignation sales	50,722,957	-	50,786,322	-
0-E	Aguas de Origen S.A.	Argentina	Joint venture of subsidiary until June 30, 2024	Loan	-	-	1,716,741	283,599
0-E	Aguas de Origen S.A.	Argentina	Joint venture of subsidiary until June 30, 2024	Loan payment	-	-	545,944	-
0-E	Danone Argentina S.A.	Argentina	Related to the associate's shareholder	Purchase of products	1,180	(1,180)	-	-
0-E	Danone Argentina S.A.	Argentina	Related to the associate's shareholder	Services received	167,391	(167,391)	-	-
0-E	Ecor Ltda.	Bolivia	Related to the subsidiary's shareholder	Services received	275,146	(275,146)	38,930	(38,930)
0-E	Inversiones BEBINV S.A.	Bolivia	Related to the subsidiary's shareholder	Capital contribution	2,708,166	-	2,631,809	-
0-E	Central Cervecera de Colombia S.A.S.	Colombia	Joint venture	Capital contribution	10,658,097	-	4,176,846	-
0-E	Central Cervecera de Colombia S.A.S.	Colombia	Joint venture	Reimbursement of expenses	349,421	(349,421)
0-E	Central Cervecera de Colombia S.A.S.	Colombia	Joint venture	Services received	337,073	(337,073)	310,546	(310,546)
0-E	Amstel Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Royalty	1,592,389	(1,592,389)	479,859	(479,859)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Purchase of products	10,717,369	-	17,637,986	-
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Royalty	22,229,029	(22,229,029)	15,409,594	(15,409,594)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Services received	130,946	(130,946)	71,520	(71,520)
0-E	Aerocentro S.A.	Paraguay	Related until March 16,2023	Sales of products	-	-	357	250
0-E	Ana Yakisich	Paraguay	Shareholder of subsidiary	Share exchange - Delivery of shares	1,394,986	-	-	-
0-E	Ana Yakisich	Paraguay	Shareholder of subsidiary	Sale of shares	8,556,390	-	-	-
0-E	Ana Yakisich	Paraguay	Shareholder of subsidiary	Share exchange - Acquisition of shares	4,506,668	-	-	-
0-E	Antonio Vierci	Paraguay	Shareholder of subsidiary	Share exchange - Delivery of shares	1,394,986	-	-	-
0-E	Antonio Vierci	Paraguay	Shareholder of subsidiary	Sale of shares	8,556,390	-	-	-
0-E	Antonio Vierci	Paraguay	Shareholder of subsidiary	Share exchange - Acquisition of shares	4,506,668	-	-	-
0-E	Banco BASA S.A.	Paraguay	Related until March 16,2023	Sales of products	-	-	103	72
0-E	Cadena Farmacenter S.A.	Paraguay	Related until March 16,2023	Sales of products	-	-	14,606	10,224
0-E	Chajha S.A.	Paraguay	Related until March 16,2023	Sales of products	-	-	809	566
0-E	Consignataria de Ganado S.A.	Paraguay	Related until March 16,2023	Sales of products	-	-	62	44
0-E	Emprendimientos Hoteleros S.A.E.C.A.	Paraguay	Related until March 16,2023	Sales of products	-	-	1,259	881
0-E	ENEX Paraguay S.R.L.	Paraguay	Related to the controller's shareholder	Services received	10,094	(10,094)	5,607	(5,607)
0-E	ENEX Paraguay S.R.L.	Paraguay	Related to the controller's shareholder	Purchase of products	14,925	-	7,952	-
0-E	ENEX Paraguay S.R.L.	Paraguay	Related to the controller's shareholder	Sales of products	3,319	1,385	53,980	37,786
0-E	Ganadería Las Pampas S.A.	Paraguay	Related until March 16,2023	Sales of products	-	-	712	498
0-E	Gráfica Editorial Inter-Sudamericana S.A.	Paraguay	Related until March 16,2023	Sales of products	-	-	45	31
0-E	Horacio Cartes	Paraguay	Related until March 16,2023	Dividends paid	-	-	2,513,295	-
0-E	La Misión S.A.	Paraguay	Related until March 16,2023	Sales of products	-	-	257	180
0-E	Palermo S.A.	Paraguay	Related until March 16,2023	Sales of products	-	-	4,790	3,353
0-E	Pamplona S.A.	Paraguay	Related until March 16,2023	Sales of products	-	-	12	9
0-E	Prana S.A.	Paraguay	Related until March 16,2023	Sales of products	-	-	79	56
0-E	Sarah Cartes	Paraguay	Related until March 16,2023	Purchase of shares	-	-	3,205,058	-
0-E	Sudameris Bank S.A.E.C.A.	Paraguay	Related until February 20, 2024	Purchase of shares	31,549,348	-	-	-
0-E	Tabacalera del Este S.A.	Paraguay	Related until March 16,2023	Sales of products	-	-	4,578	3,204
0-E	Societé des Produits Nestlé S.A.	Switzerland	Related to the subsidiary's shareholder	Royalty	666,188	(666,188)	746,462	(746,462)

F- 70

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

For the years ended December 31, 2023 and 2022, the most significant transactions with related parties are detailed as follows:

Tax ID	Company	Country of origin	Relationship	Transaction	2023		2022
					Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)
					ThCh$	ThCh$	ThCh$	ThCh$
76,115,132-0	Canal 13 SpA.	Chile	Related to the controller's shareholder	Services received	1,222,804	(1,222,804)	1,155,452	(1,155,452)
76,178,803-5	Viña Tabalí S.A.	Chile	Related to the controller's shareholder	Services provided	-	-	1,849	1,849
76,313,970-0	Inversiones Irsa Ltda.	Chile	Related to the controller	Dividends paid	2,813,685	-	8,471,325	-
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	Related to the controller's shareholder	Services received	138,858	54,479	573,035	-
76,486,051-9	Inversiones Río Elqui SpA.	Chile	Related to non-controlling subsidiary	Loan payment	-	-	26,088	(1,088)
76,729,932-K	SAAM Logistics S.A.	Chile	Related to the controller's shareholder	Services received	450,508	-	667,898	-
76,800,322-K	Yanghe Chile SpA.	Chile	Shareholder of subsidiary	Dividends paid	1,871,881	-	2,240,801	-
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Services received	145,231	(145,231)	144,026	(144,026)
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Sales of products	739,372	554,529	832,185	644,128
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Services received	900,166	(900,166)	499,147	(499,147)
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Sales of products	6,584,400	4,240,894	11,376,459	7,327,373
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Services provided	6,584,400	6,584,400	4,136,850	4,136,850
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Services received	344,652	(344,652)	-	-
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Purchase of products	21,182,529	-	20,804,801	-
79,985,340-K	Cervecera Valdivia S.A.	Chile	Shareholder of subsidiary	Dividends paid	2,023,511	-	2,497,851	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Dividends paid	1,617,375	-	2,655,807	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Loan recovery	71,381	722	32,772	2,751
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Sales of products	12,494	8,249	9,021	5,956
90,703,000-8	Nestlé Chile S.A.	Chile	Shareholder of subsidiary	Dividends paid	6,876,759	-	8,447,312	-
91,705,000-7	Quiñenco S.A.	Chile	Controller's shareholder	Sales of products	45,293	33,970	39,859	27,941
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Purchase of products	374,278	(374,278)	293,324	(293,324)
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Services received	445,859	(445,859)	502,566	(502,566)
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Purchase of fixed assets	-	-	173,828	-
93,920,000-2	Antofagasta Minerals S.A.	Chile	Related to the controller's shareholder	Sales of products	259	192	1,405	1,042
94,625,000-7	Inversiones Enex S.A.	Chile	Related to the controller's shareholder	Sales of products	2,235,409	1,587,187	1,953,745	1,387,200
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Dividends paid	24,275,754	-	73,088,417	-
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Services provided	11,602	11,602	10,557	10,557
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investments	95,600,000	-	149,300,000	-
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investment Rescue	96,739,832	139,832	148,410,149	110,149
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation	Purchase of products	7,529,691	-	6,177,739	-
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation	Sales of products	164,423	156,202	137,697	129,228
96,657,690-1	Inversiones Punta Brava S.A.	Chile	Related to the controller's shareholder	Services received	153,253	(153,253)	449,860	(449,860)
96,657,690-1	Inversiones Punta Brava S.A.	Chile	Related to the controller's shareholder	Sales of products	1,313	919	1,177	824
96,689,310-9	Transbank S.A.	Chile	Related to the controller's shareholder	Services received	228,315	(228,315)	311,390	(311,390)
96,798,520-1	SAAM Extraportuario S.A.	Chile	Related to the controller's shareholder	Services received	130,016	-	243,771	-
96,810,030-0	RDF Media SpA.	Chile	Related to the controller's shareholder	Services received	78,765	(78,765)	103,396	(103,396)
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Purchase of products	25,295,168	-	23,629,417	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Dividends received	1,190,908	-	3,374,340	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Services provided	406,768	406,768	376,620	376,620
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Royalty	4,552,895	(4,552,895)	5,628,246	(5,628,246)
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Sales of products	171,926	123,998	146,738	105,831
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Derivatives	62,119,774	(148,869)	77,238,037	(234,142)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Interests	15,202	(15,202)	267,368	(267,368)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investments	35,000,000	-	282,850,110	-
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Services received	5,589	(5,589)	42,572	(42,572)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investment Rescue	35,088,765	88,765	305,336,443	495,848
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Sales of products	320,417	286,706	257,898	230,765
0-E	Ecor Ltda.	Bolivia	Related to the subsidiary's shareholder	Services received	38,930	(38,930)	78,996	(78,996)
0-E	Inversiones BEBINV S.A.	Bolivia	Related to the subsidiary's shareholder	Capital contribution	2,631,809	-	1,648,121	-
0-E	Central Cervecera de Colombia S.A.S.	Colombia	Joint venture	Capital contribution	4,176,846	-	10,328,704	-
0-E	Amstel Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Royalty	479,859	(479,859)	971,055	(971,055)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Purchase of products	17,637,986	-	16,543,178	-
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Royalty	15,409,594	(15,409,594)	19,199,831	(19,199,831)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Services received	71,520	(71,520)	95,279	(95,279)
0-E	Aerocentro S.A.	Paraguay	Related until March 16,2023	Sales of products	357	250	1,452	1,016
0-E	Banco BASA S.A.	Paraguay	Related until March 16,2023	Sales of products	103	72	1,796	1,257
0-E	Cadena Farmacenter S.A.	Paraguay	Related until March 16,2023	Sales of products	14,606	10,224	14,883	10,418
0-E	Cementos Concepción S.A.E.	Paraguay	Related until March 16,2023	Sales of products	-	-	2,366	1,656
0-E	Chajha S.A.	Paraguay	Related until March 16,2023	Sales of products	809	566	6,320	4,424
0-E	Cigar Trading S.R.L.	Paraguay	Related until March 16,2023	Sales of products	-	-	848	593
0-E	Club Libertad	Paraguay	Related until March 16,2023	Sales of products	-	-	12,982	9,087
0-E	Consignataria de Ganado S.A.	Paraguay	Related until March 16,2023	Sales of products	62	44	705	493
0-E	Emprendimientos Hoteleros S.A.E.C.A.	Paraguay	Related until March 16,2023	Sales of products	1,259	881	21,279	14,895
0-E	ENEX Paraguay S.R.L.	Paraguay	Related to the subsidiary's shareholder	Sales of products	-	-	196,738	137,716
0-E	Fundación Ramón T. Cartes	Paraguay	Related until March 16,2023	Sales of products	-	-	741	518
0-E	Ganadera Las Pampas S.A.	Paraguay	Related until March 16,2023	Sales of products	-	-	3,930	2,751
0-E	Gráfica Editorial Inter-Sudamericana S.A.	Paraguay	Related until March 16,2023	Sales of products	45	31	490	343
0-E	La Misión S.A.	Paraguay	Related until March 16,2023	Sales of products	257	180	1,278	894
0-E	Palermo S.A.	Paraguay	Related until March 16,2023	Sales of products	4,790	3,353	9,613	6,729
0-E	Pamplona S.A.	Paraguay	Related until March 16,2023	Sales of products	12	9	1,302	912
0-E	Prana S.A.	Paraguay	Related until March 16,2023	Sales of products	79	56	348	243
0-E	QSR S.A.	Paraguay	Related until March 16,2023	Sales of products	-	-	339,904	237,933
0-E	Saga Gym S.R.L.	Paraguay	Related until March 16,2023	Sales of products	-	-	541	379
0-E	Tabacalera del Este S.A.	Paraguay	Related until March 16,2023	Sales of products	4,578	3,204	44,089	30,863
0-E	Water Latam S.L.	Spain	Associate controller	Purchase of shares	-	-	25,594,237	-
0-E	Societé des Produits Nestlé S.A.	Switzerland	Related to the subsidiary's shareholder	Royalty	746,462	(746,462)	721,098	(721,098)

F- 71

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

Remuneration of the Management key employees

The Company is managed by a Board of Directors comprised of 9 members, each of whom is in office for a 3-year term and may be re-elected.

At the Ordinary Shareholders' Meeting held on April 12, 2023, a new Board of Directors was elected for a period of three years, being elected Messrs. Andrónico Luksic Craig, Francisco Pérez Mackenna, Pablo Granifo Lavín, Rodrigo Hinzpeter Kirberg, Carlos Molina Solís, María Gabriela Cadenas, Marc Gross, Rory Cullinan and Vittorio Corbo Lioi, the latter as an independent director in accordance with the provisions of Article 50 bis of Law No. 18,046. The Chairman and Vice Chairman of the Board of Directors as well as the members of the Directors Committee and Audit Committee were elected at a Board meeting held on the same date. Mr. Andrónico Luksic Craig was elected Chairman and Mr. Carlos Molina Solís was elected Vice-Chairman. In accordance with the provisions of Article 50 bis of Law No. 18,046, at the same meeting the independent director Mr. Vittorio Corbo Lioi appointed the other members of the Directors Committee, which was therefore composed of directors Mr. Corbo, Mr. Pérez and Mr. Molina. Additionally, Mr. Corbo and Mr. Molina were appointed as members of the Audit Committee, both meeting the applicable independence requirements according to the criteria established in the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and the rules of the New York Stock Exchange. The Board of Directors also resolved that Mr. Perez would participate in the Audit Committee meetings as an observer.

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

At the Extraordinary Board meeting held on September 28, 2023, Mr. Andrónico Luksic Craig resigned to his position as Chairman and director of the Company, effective as of December 29th, 2023. In addition, the Board appointed Mr. Oscar Hasbún Martínez as replacement director, assuming the position on December 29th, 2023, having to proceed, in accordance with the provisions of Article 32 of Law No. 18,046 on Corporations, to the full renewal of the Board at the next Ordinary Shareholders' Meeting. Finally, the Board agreed to appoint Mr. Francisco Pérez Mackenna as the new Chairman of the Board, assuming this new position once the resignation of Mr. Andrónico Luksic Craig became effective.

Due to the fact that, in accordance with the provisions of Article 50 bis of Law No. 18,046 on Corporations, the Chairman of the Board of Directors cannot be a member of the Directors Committee, unless he is an independent director, at the Board meeting held on December 4, 2023, Mr. Pérez resigned as a member of the Directors Committee and, additionally, as an observer of the Audit Committee. At the same meeting, Mr. Corbo, in his capacity as the director who complies with the independence requirements of Article 50 bis, appointed Mr. Hinzpeter as a member of the Directors Committee, replacing Mr. Pérez. Therefore, in addition to Mr. Corbo, the Directors Committee was composed of directors Mr. Molina and Mr. Hinzpeter. Likewise, the Board of Directors resolved that Mr. Hinzpeter will participate in the Audit Committee meetings as an observer. Consequently, the Audit Committee was- comprised of Mr. Corbo and Mr. Molina, participating Mr. Hinzpeter on an observer status.

At the Ordinary Shareholders' Meeting held on April 17, 2024, a new Board of Directors was elected for a period of three years, being elected Messrs. Francisco Pérez Mackenna, Pablo Granifo Lavín, Rodrigo Hinzpeter Kirberg, Carlos Molina Solís, María Gabriela Cadenas, Marc Gross, Rory Cullinan, Oscar Hasbún Martínez and Vittorio Corbo Lioi, the latter as an independent director in accordance with the provisions of Article 50 bis of Law No. 18,046. The Chairman and Vice Chairman of the Board of Directors as well as the members of the Directors Committee and Audit Committee were elected at a Board meeting held on the same date, being elected Mr. Francisco Pérez Mackenna as Chairman and Mr. Carlos Molina Solís as Vice-Chairman. In accordance with the provisions of Article 50 bis of Law No. 18,046, at the same meeting the independent director Mr. Vittorio Corbo Lioi appointed the other members of the Directors Committee, which was therefore composed of directors Mr. Corbo, Mr. Molina and Mr. Hinzpeter. Additionally, Mr. Corbo and Mr. Molina were appointed as members of the Audit Committee, both meeting the applicable independence requirements according to the criteria established in the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and the rules of the New York Stock Exchange. The Board of Directors also resolved that Mr. Hinzpeter would participate in the Audit Committee meetings as an observer.

F- 72

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

The Ordinary Shareholders’ Meeting held on April 17, 2024 also resolved to maintain the directors’ remuneration agreed at the previous Ordinary Shareholders’ Meeting, which consists of a monthly gross compensation for attendance to Board meetings of UF 100 per Director, and UF 200 for the Chairman, independent of the number of meetings held within such period, plus an amount equivalent to 3% of the distributed dividends with charge to the Company’s profits, for the whole Board, calculated on a maximum amount equivalent to 50% of the distributable net income for the year, at a rate of one-ninth for each director and in proportion to the time each one served as such during the year 2024.

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

The remunerations of Directors and Chief Executives of the Company are composed as follows:

Directors’ remunerations:

	For the years ended as of December 31,
	2024	2023	2022
	ThCh$	ThCh$	ThCh$
Audit's Committee	61,821	64,704	67,307
Directors' Committee	65,341	82,379	75,494
Attendance meetings fee (*)	1,792,439	1,472,234	1,537,747
Dividend Participation (*)	2,178,809	2,008,338	2,646,357

(*)	In 2024 and 2023, includes accrued per diem and dividend participation of director María Gabriela Cadenas.

Chief Executives’ remunerations:

	For the years ended as of December 31,
	2024	2023	2022
	ThCh$	ThCh$	ThCh$
Directors' Committee	18,585	23,177	20,084
Attendance meetings fee	222,709	193,382	224,474
Dividend Participation	17,824	37,437	28,009

The Chief Executives’ Remuneration as of December 31, 2024 amounted to ThCh$ 9,128,492 (ThCh$ 11,118,126 as of December 31, 2023 and ThCh$ 9,183,120 as of Decembre 31, 2022). The Company grants to the Chief Executives annual bonuses, which have an optional and variable nature, not contractual and assigned according to compliance of individual and corporate goals and based on the incomes of the period.

F- 73

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

Note 12 Inventories

The inventories balances are detailed as follows:

	As of December 31, 2024	As of December 31, 2023
	ThCh$	ThCh$
Finished products	178,671,708	156,692,277
In process products	22,879,506	25,068,819
Raw material	222,314,812	224,501,917
Finished products and Raw material in transit	24,628,623	11,712,496
Materials	15,498,353	13,523,712
Realizable net value estimate and obsolescence	(4,608,447)	(5,770,789)
Total	459,384,555	425,728,432

For the year ended as of December 31, 2024, 2023 and 2022, the Company wrote off a total of ThCh$ 7,930,817, ThCh$ 5,212,799 and ThCh$ 2,371,770, against net realizable value and obsolescence, respectively.

Additionally, the Company presents an estimate for inventory impairment which includes amounts related to low turnover, technical obsolescence and/or products recalled from the market.

The movement of net realizable value and obsolescence estimate is detailed as follows:

	As of December 31, 2024	As of December 31, 2023
	ThCh$	ThCh$
Initial balance	(5,770,789)	(5,280,333)
Inventories write-down estimation	(6,769,193)	(6,483,906)
Write-off	7,930,817	5,212,799
Conversion effect	718	780,651
Total	(4,608,447)	(5,770,789)

As of December 31, 2024 and 2023, the Company does not have any inventory pledged as guarantee for financial obligations.

There is no non-current inventory at December 31, 2024 and 2023, as it is available for sale to the public once it is produced. Inventories for which technically a production cycle of more than twelve months is required represent a marginal total.

F- 74

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

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

The movement of current biological assets is detailed as follows:

ThCh$

As of January 1, 2023
Historic cost	16,180,293
Book Value	16,180,293

As of December 31, 2023
Conversion effect	(2,006,357)
Acquisitions	30,554,114
Decreases due to harvesting	(30,547,833)
Others increases (decreases) (1)	584,067
Sub-Total	(1,416,009)
Book Value	14,764,284

As of December 31, 2023
Historic cost	14,764,284
Book Value	14,764,284

As of December 31, 2024
Conversion effect	(173,046)
Acquisitions	34,634,429
Decreases due to harvesting	(33,400,203)
Others increases (decreases) (1)	1,057,642
Sub-Total	2,118,822
Book Value	16,883,106

As of December 31, 2024
Historic cost	16,883,106
Book Value	16,883,106
(1)	Mainly corresponds to the financial effect of the application IAS 29 “Financial reporting in hyperinflationary economies”.

F- 75

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

Note 14 Non-current assets of disposal groups classified as held for sale

a) Lands

-	On March 3, 2021, the Board of Directors of Compañía Cervecerías Unidas S.A. authorized the sale of a portion of land located in the district of Quilicura, Metropolitan Region. The promise of sale of this asset was signed on December 3, 2021, however, this promise was conditioned to the fulfillment of legal and administrative conditions by CCU and the prominent buyer, in relation to a process of subdivision, merger of such land and usual presentations for this type of asset. Subsequently, on March 22, 2024, and once the conditions established in the aforementioned promise were fulfilled, the deed of sale was signed.

On April 3, 2024, the sale was completed for ThCh$ 49,681,035. As a result of this transaction, a profit before income tax of ThCh$ 28,668,933 was determined and a net income effect of ThCh$ 20,928,321.

-	On October 4, 2023, the Board of Directors of Compañía Cervecerías Unidas S.A. authorized the sale of the property identified as “site number eighteen” located in the district of Iquique, Tarapacá Region, in Chile. The promise of sale of this asset was signed on November 2, 2023. However, this promise of sale was conditioned to the fulfillment of legal and administrative conditions by CCU. Subsequently, once the conditions established in the aforementioned promise of sale were fulfilled, on September 10, 2024, the definitive sale and purchase agreement was signed, generating a reclassification of this asset as a Non-current assets held for sale.

b) International Business Operating segment

-	During September 2015, the Board of subsidiary Sáenz Briones & Cía. S.A.I.C. authorized the sale of property located in Luján de Cuyo city, Province of Mendoza, Argentina. At the date of issuance of these Consolidated Financial Statements the administration is still committed with a sale plan for this property. In order to seek out a buyer and keep high probabilities to sale it the subsidiary has changed the real estate broker.

-	On June 24, 2024, the Board of Directors of the subsidiary Compañía Industrial Cervecera S.A. approved the sale of the property located in the industrial park of Pilar, province of Buenos Aires. The property subject to reclassification from Property, Plant and Equipment, for a total of ThCh$ 2,183,871, includes land, constructions and machinery. On August 27, 2024, the purchase agreement was signed, which remains on effect at the closing of these Consolidated Financial Statements.

c) Wine Operating segment

-	In November 2022, the Board of Directors of Finca La Celia S.A. authorized the sale of the property identified as Finca Pocito, located in the province of San Juan, Argentina. On November 1, 2022, both the Purchase and Sale Agreement were signed and, together with the acceptance of the Offer, the partial payment was made according with the agreed price, and the occupnacy of the property was passed. At the closing of these Consolidated Financial Statements, only the execution of the title transfer deed is pending. The effect of this sale was recorded in income in the year 2022.

As described in Note 2 - Summary of significant accounting policies, 2.18, non-current assets of disposal groups classified as held for sale have been recorded at the lower of carrying amount and fair value less cost to sale as of December 31, 2024.

Assets held for sale are detailed as follows:

Non-current assets of disposal groups classified as held for sale	As of December 31, 2024	As of December 31, 2023
	ThCh$	ThCh$
Lands	2,357,031	21,199,533
Constructions	591,128	236,886
Machinery	4,123	13,979
Vines in formation (plantations)	-	157,074
Total	2,952,282	21,607,472

F- 76

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

Note 15 Business Combinations

a)	D&D SpA.

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

As explained above, on January 20, 2023, CPCh paid ThCh$ 1,250,000 (equivalent to 444 shares at ThCh$ 2,815,315 each), and also subscribed and paid 135 shares issued in connection with the capital increase agreed at an extraordinary shareholders' meeting of the company, for which CPCh paid ThCh$ 1,481.481 for each share, totaling ThCh$ 200,000. CPCh is now the holder of 579 shares, representing 51.0132% of its total capital stock. At the same time, the parties expressly state that they have agreed that this price will be subject to an increase based on the cases and forms indicated in the share purchase agreement.

On February 14, 2023, CPCh paid the Sellers ThCh$ 750,000, corresponding to the first price increase.

Additionally, other price increases were recognised for this business combination, as indicated in Note 11 – Accounts and transactions with related parties, number (4).

For the business combination described above, the fair values of the assets and liabilities have been determined (See Note 1 - General Information letter C), number (5)).

b)	Aguas de Origen S.A.

On April 28, 2022, CCU through its subsidiary, Compañía Cervecerías Unidas Argentina S.A. acquired 49% of the ownership of Aguas Danone de Argentina S.A. (“ADA”), which includes the business of mineral waters, flavored waters and powdered juices with its brands Villavicencio, Villa del Sur, Levité, Ser and Brío (the “Transaction”). The Transaction included the purchase and sale of shares and capital contribution in Argentine pesos for a total amount equivalent to USD 28.8 million (ThCh$ 29,428,835).

According to a public deed dated April 28, 2022, the subsidiary Compañía Cervecerías Unidas Argentina S.A., acquired 49,000 ordinary, nominative, non-endorsable shares of the company Aguas de Origen S.A. (“ADO”), at a value of one Argentine peso each, thus acquiring a 49% interest in this company. The payment for this acquisition was made effective on August 26, 2022.

It should be noted that ADO is the continuation of the business of Aguas Danone de Argentina S.A., which was effective as of December 1, 2022 as a result of the spin-off-merger approved by the shareholders' meetings of Aguas Danone de Argentina S.A. and Aguas de Origen S.A. on June 30, 2022.

On November 30, 2022, a purchase of 634,061 shares equivalent to ThCh$ 542,974 was made from Holding Internationale De Boissons S.A.S., which corresponds to 1% of ADO's shares, thus from that date until June 30, 2024, ADO qualified as a joint venture of the Company.

On May 28, 2024, CCU Argentina S.A. notified Holding Internationale de Boissons S.A.S. of the exercise of the stock option contained in the shareholders' agreement, which allowed CCU Argentina S.A. to acquire 8,471,349 shares equivalent to the 0.1% of shares of the former joint venture Aguas de Origen S.A.

On July 1, 2024, Holding Internationale de Boissons S.A.S. notified CCU Argentina S.A. of the acceptance of the exercise of the purchase option to acquire the amount of 8,471,349 corresponding to 0.1% of the shares of the Aguas de Origen S.A. joint venture.

Therefore, from July 1, 2024, CCU Argentina S.A. began to consolidate the accounting information of Aguas de Origen S.A., with a shareholding of 50.10% and exercise control over ADO.

For the business combination described above, the provisional fair values of assets and liabilities were determined (See Note 1 - General Information letter C), number (12)).

F- 77

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

c)	AV S.A.

On October 14, 2024, Compañía Cervecerías Unidas S.A., through its subsidiaries CCU Inversiones II SpA. and CCU Inversiones S.A., entered into binding and definitive association agreements with Vierci Group (hereafter “Vierci”), which holds the license for PepsiCo's beverages and snacks distribution in Paraguay, through its companies AV S.A. and AJ S.A. Calidad Ante Todo (hereafter “AJ”).

According to the agreement, the parties agreed to consolidate the businesses of CCU, Bebidas del Paraguay S.A. (hereafter "BDP"), and Distribuidora del Paraguay S.A. (hereafter "DDP") with Vierci's business, AV S.A. (hereafter "AV"), based on the following milestones:

1. On the same date, CCU, through its subsidiaries CCU Inversiones II SpA. and CCU Inversiones S.A., and Vierci entered into a Share Exchange Agreement for DDP to AV. Under this agreement, CCU transferred 49% of DDP shares to Vierci, and Vierci transferred 51% of AV shares to CCU.

2. As stipulated in the Business Unit Transfer Agreement executed on the same date between BDP and AV, BDP acquired the Pepsi Business Unit. This unit comprises the assets, rights, obligations, contracts, licenses, and franchises of this new business

3. Also on October 14, 2024, CCU and Vierci entered into a Share Purchase Agreement. Under this agreement, CCU sold a specific number of BDP shares to Vierci, with the goal that Vierci would ultimately hold a 49% stake in BDP after fulfilling certain stipulations defined in the agreement.

One of the stipulations of the Share Purchase Agreement is the capitalization of the share premium recorded in BDP's equity. BDP issued 11,843 new shares as part of the share package that CCU sold to Vierci. The securities representing the BDP shares sold by CCU were delivered to Vierci once the share premium capitalization was formalized on December 11, 2024.

The sale price of these shares amounted to USD 17,979,350 (equivalent to ThCh$ 17,112,779), paid as follows: USD 8,000,000 on October 14, 2024 and the remaining USD 9,979,350 on December 11, 2024 coinciding with the delivery of the securities to Vierci.

As of the date of these Financial Statements, not all stipulations of the agreement have been fulfilled. Therefore, Vierci's ownership in BDP as of December 31, 2024, is a 43%.

For this business combination, provisional fair values have been determined for the assets and liabilities (See Note 1 - General Information, letter C, number (4)).

F- 78

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

Note 16 Investments accounted for using equity method

Joint ventures and Associates

As of December 31, 2024 and 2023, the Company recorded investments qualifying as joint venture and associates.

The share value of investments in joint ventures and associates are detailed as follows:

	Percentage of participation	As of December 31, 2024	As of December 31, 2023
	%	ThCh$	ThCh$
Cervecería Austral S.A.	50.00	14,909,658	12,650,998
Central Cervecera de Colombia S.A.S.	50.00	17,676,953	19,793,183
Zona Franca Central Cervecera S.A.S.	50.00	105,346,786	106,768,550
Aguas de Origen S.A. (*)	50.00	-	8,636,461
Total joint ventures		137,933,397	147,849,192
Aguas Danone de Argentina S.A.	49.00	917,067	880,815
Other companies		896,457	863,173
Total associates		1,813,524	1,743,988
Total		139,746,921	149,593,180
(*)	Joint venture of subsidiary until June 30, 2024.

The above mentioned values include goodwill generated in the acquisition of the following joint venture and associate, which are presented net of any impairment loss:

	As of December 31, 2024	As of December 31, 2023
	ThCh$	ThCh$
Cervecería Austral S.A.	1,894,770	1,894,770
Aguas Danone de Argentina S.A.	-	72,589
Aguas de Origen S.A. (*)	-	3,017,505
Total	1,894,770	4,984,864
(*)	Joint venture of subsidiary until June 30, 2024.

The share of net income (loss) of joint ventures and associates accounted for using the equity method are detailed as follows:

	For the years ended as of December 31,
	2024	2023	2022
	ThCh$	ThCh$	ThCh$
Central Cervecera de Colombia S.A.S.	(11,959,652)	(10,565,966)	(9,410,015)
Zona Franca Central Cervecera S.A.S.	266,580	(1,710,319)	(1,965,827)
Aguas de Origen S.A. (*)	(6,782)	(9,695,813)	2,533,720
Cervecería Austral S.A.	2,911,947	2,802,039	2,829,304
Total joint ventures	(8,787,907)	(19,170,059)	(6,012,818)
Aguas Danone de Argentina S.A.	(651,872)	(45,336)	(5,272,903)
Other companies	(54,924)	(2,363)	307,653
Total associates	(706,796)	(47,699)	(4,965,250)
Total	(9,494,703)	(19,217,758)	(10,978,068)
(*)	Joint venture of subsidiary until June 30, 2024.

F- 79

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

Changes in investments in joint ventures and associates are detailed as follows:

	As of December 31, 2024	As of December 31, 2023
	ThCh$	ThCh$
Balance at the beginning of year	149,593,180	140,926,012
Capital contributions to acquire interests in joint ventures	10,658,097	7,086,899
Share of net income (loss) of joint ventures and associates accounted for using the equity method	(9,494,703)	(19,217,758)
Dividends received	(854,084)	(908,640)
Investment previously held (1)	(15,128,327)	-
Others (*)	4,972,758	21,706,667
Total	139,746,921	149,593,180
(*)	Mainly includes effects from the foreign currency of joint ventures.
(1)	See Note 1 - General Information letter C), number (12).

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

Subsequently, on August 16, 2017, CCU, through its subsidiary CCU Investments ll Limitada, acquired 50% of the shares of a company incorporated in Colombia called Zona Franca Central Cervecera S.A.S. (ZF CC), which relates to a joint agreements and that qualifies as a joint operation, in which CCU and Grupo Postobón participate as equal shareholders. The amount of this transaction was USD 10,204, equivalents to ThCh$ 6,432. The purpose of ZF CC is acting exclusively as industrial user of one or more free trade zones; manufacturing and selling products of its own brands and through licenses to CCC, CCC markets these products.

For the purposes above, previous associations involve the construction of a beer production plant, with an annual total capacity of 3,000,000 hectoliters.

As of December 31, 2024 and 2023, the amount of capital contributions to CCC and ZF CC amounts to USD 315,150,660 and USD 304,170,191 (equivalent to ThCh$ 216,941,694 and ThCh$ 206,283,598 based on the exchange rates at the dates of the contributions), respectively. During 2024, a capital contribution of MCOP 43,000,000, equivalent to ThCh$ 10,658,097, was made through a payment schedule, where the first installment was paid on February 22, 2024 in the amount of USD 3,050,330, equivalent to ThCh$ 2,951,256, the second payment on March 21, 2024 in the amount of USD 6,417,661, equivalent to ThCh$ 6,263,060 and the third payment on April 25, 2024 in the amount of USD 1,512,478, equivalent to ThCh$ 1,443,781 (See Note 11 - Accounts and transactions with related parties).

(3) Aguas Danone de Argentina S.A. and Aguas de Origen S.A.

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

F- 80

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

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

On December 21, 2023, at an Extraordinary Shareholders' Meeting of ADO, an increase in capital stock in the amount of ARS 80,385,000 (equivalent to ThCh$ 86,937) was approved, which was subscribed and paid in equal parts by the subsidiary Compañía Cervecerías Unidas Argentina S.A. and the shareholder Holding Internationale De Boissons S.A.S.

On May 28, 2024, CCU Argentina S.A. notified Holding Internationale de Boissons S.A.S. of the exercise of the stock option contained in the shareholders' agreement, which allowed CCU Argentina S.A. to acquire 8,471,349 shares equivalent to the 0.1% of shares of the former joint venture Aguas de Origen S.A.

On July 1, 2024 Holding Internationale de Boissons S.A.S., notified CCU Argentina S.A., the acceptance of the exercise of the purchase option to acquire 8,471,349 shares corresponding to a 0.1% interest in the Aguas de Origen S.A. joint venture.

Therefore, as of July 1, 2024, CCU Argentina S.A. began to consolidate the accounting information of Aguas de Origen S.A., with an ownership of 50.10%, and exercise control over ADO. (See Note 1 – General Information letter C), number (12)).

The Company does not have any contingent liabilities related to joint ventures and associates as December 31, 2024.

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

	Associates		Joint ventures
	As of December 31, 2024	As of December 31, 2023	As of December 31, 2024	As of December 31, 2023
	ThCh$	ThCh$	ThCh$	ThCh$
Assets and Liabilities
Current assets	130,158	120,150	85,454,616	130,488,940
Non-current assets	3,229,224	1,871,190	323,251,454	360,977,091
Current liabilities	350,258	101,254	123,265,925	106,403,754
Non-current liabilities	1,137,511	240,587	10,187,080	96,312,931

F- 81

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

	Associates		Joint ventures
	For the years ended as of December 31,
	2024	2023	2024	2023	2022
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Income Statement (Summarized)
Net sales	175,369	120,587	454,581,166	260,993,102	327,979,632
Operating result	130,420	(180,321)	(3,922,885)	(9,292,789)	(8,895,582)
Net income for year	(1,340,072)	(92,524)	(16,865,965)	(12,227,357)	(14,228,664)
Other comprehensive income	1,668,405	(908,241)	17,274,249	(11,459,814)	(28,781,782)
Depreciation and amortization	(235,294)	(180,254)	(22,286,843)	(16,717,848)	(16,901,777)

F- 82

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

Note 17 Intangible assets other than goodwill

The intangible assets movement are detailed as follows:

	Trademarks	Software programs	Water rights	Distribution rights	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2023
Historic cost	142,547,210	57,375,791	3,199,349	3,569,831	206,692,181
Accumulated amortization	-	(33,395,900)	-	(906,609)	(34,302,509)
Book Value	142,547,210	23,979,891	3,199,349	2,663,222	172,389,672

As of December 31, 2023
Additions	-	7,250,921	-	-	7,250,921
Additions for business combinations (cost) (2)	1,962,891	-	-	-	1,962,891
Divestitures (cost)	-	(81,475)	-	-	(81,475)
Divestitures (amortization)	-	74,540	-	-	74,540
Amortization of year	-	(10,053,940)	-	(161,248)	(10,215,188)
Conversion effect (cost)	(45,306,098)	(1,838,630)	-	(110,812)	(47,255,540)
Conversion effect (amotization)	-	726,017	-	199,821	925,838
Others increases (decreases) (1)	27,807,102	245,218	-	19,228	28,071,548
Sub-Total	(15,536,105)	(3,677,349)	-	(53,011)	(19,266,465)
Book Value	127,011,105	20,302,542	3,199,349	2,610,211	153,123,207

As of December 31, 2023
Historic cost	127,011,105	62,951,825	3,199,349	3,478,247	196,640,526
Accumulated amortization	-	(42,649,283)	-	(868,036)	(43,517,319)
Book Value	127,011,105	20,302,542	3,199,349	2,610,211	153,123,207

As of December 31, 2024
Additions	251,755	11,267,169	-	-	11,518,924
Additions for business combinations (cost) (3)	25,481,126	157,532	-	12,106,585	37,745,243
Additions for business combinations (amortization) (3)	-	(71,682)	-	-	(71,682)
Divestitures (cost)	(344,502)	(199,218)	-	-	(543,720)
Divestitures (amortization)	-	80,639	-	-	80,639
Amortization of year	-	(6,463,401)	-	(184,178)	(6,647,579)
Conversion effect (amotization)	-	(17,867)	-	(408)	(18,275)
Conversion effect (cost)	(2,395,767)	(143,898)	-	985,301	(1,554,364)
Others increases (decreases) (1)	46,590,094	4,456,319	-	(46,085)	51,000,328
Sub-Total	69,582,706	9,065,593	-	12,861,215	91,509,514
Book Value	196,593,811	29,368,135	3,199,349	15,471,426	244,632,721

As of December 31, 2024
Historic cost	196,593,811	74,489,729	3,199,349	16,524,048	290,806,937
Accumulated amortization	-	(45,121,594)	-	(1,052,622)	(46,174,216)
Book Value	196,593,811	29,368,135	3,199,349	15,471,426	244,632,721
(1)	Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies”.
(2)	See Note 1 - General information, letter C), number (5).
(3)	See Note 1 - General information, letter C), numbers (4) and (12).

There are no restrictions or pledges on intangible assets.

F- 83

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

The cash generating units associated to the trademarks are detailed as follows:

Segment	Cash Generating Unit	As of December 31, 2024	As of December 31, 2023
	(CGU)	ThCh$	ThCh$
Chile	Embotelladoras Chilenas Unidas S.A.	34,177,235	33,181,320
	Manantial S.A.	1,166,000	1,166,000
	Compañía Pisquera de Chile S.A.	1,363,782	1,363,782
	D&D SpA. (1)	1,962,891	1,962,891
	Cervecería Kunstmann S.A.	14,166,999	13,915,244
	Cervecería Szot SpA.	-	344,502
	Cervecera Guayacán SpA.	804,705	804,705
	Sub-Total	53,641,612	52,738,444
International Business	CCU Argentina S.A. and subsidiaries (2)	108,477,721	41,041,119
	Marzurel S.A. and Milotur S.A.	2,796,692	2,779,956
	Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A.	3,859,274	3,680,609
	Bebidas Bolivianas BBO S.A.	7,811,229	6,875,725
	Sub-Total	122,944,916	54,377,409
Wines	Viña San Pedro Tarapacá S.A.	20,007,283	19,895,252
	Sub-Total	20,007,283	19,895,252
Total		196,593,811	127,011,105
(1)	See Note 1 - General information, letter C), number (5).
(2)	See Note 1 - General information, letter C), number (12).

In relation to impairment losses on intangible assets, Management has performed impairment tests, from which no impairment losses have arisen. With respect to Trademarks with indefinite useful lives, the same methodology has been used as described in Note 18 - Goodwill.

F- 84

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

Note 18 Goodwill

The goodwill movement is detailed as follows:

Goodwill
ThCh$
As of January 1, 2023
Historic cost	136,969,434
Book Value	136,969,434

As of December 31, 2023
Additions for business combinations (2)	2,100,677
Others increases (decreases) (1)	18,776,632
Conversion effect	(30,254,687)
Sub-Total	(9,377,378)
Book Value	127,592,056

As of December 31, 2023
Historic cost	127,592,056
Book Value	127,592,056

As of December 31, 2024
Additions for business combinations (3)	5,557,026
Others increases (decreases) (1)	29,770,740
Conversion effect	(1,336,589)
Sub-Total	33,991,177
Book Value	161,583,233

As of December 31, 2024
Historic cost	161,583,233
Book Value	161,583,233
(1)	Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies”.
(2)	See Note 1 - General information, letter C), number (5).
(3)	See Note 1 - General information, letter C), number (12).

F- 85

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

For the purpose of impairment testing, goodwill acquired in a business combination is allocated as of the acquisition date to each of the CGUs, or groups of CGUs that is expected to benefit from the business combination synergies. The carrying amount of goodwill assigned to the CGUs within the Company’s segments is detailed as follows:

Segment	Cash Generating Unit	As of December 31, 2024	As of December 31, 2023
	(CGU)	ThCh$	ThCh$
Chile	Embotelladoras Chilenas Unidas S.A.	25,257,686	25,257,686
	Manantial S.A.	8,879,245	8,879,245
	Compañía Pisquera de Chile S.A.	9,808,550	9,808,550
	Los Huemules S.R.L.	480	509
	D&D SpA. (1)	2,100,677	2,100,677
	Cervecera Guayacán SpA.	456,007	456,007
	Cervecería Szot SpA. (2)	-	202,469
	Sub-Total	46,502,645	46,705,143
International Business	CCU Argentina S.A. and subsidiaries	54,647,107	27,727,792
	Aguas de Origen S.A. (3)	5,557,026	-
	Marzurel S.A. and Milotur S.A.	5,186,877	5,155,840
	Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A.	5,702,154	5,401,679
	Bebidas Bolivianas BBO S.A.	11,571,280	10,185,458
	Sub-Total	82,664,444	48,470,769
Wines	Viña San Pedro Tarapacá S.A.	32,416,144	32,416,144
	Sub-Total	32,416,144	32,416,144
Total		161,583,233	127,592,056
(1)	See Note 1 - General information, letter C), number (5).
(2)	See Note 1 - General information, letter C), number (10).
(3)	See Note 1 - General information, letter C), number (12).

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

The following table shows the most relevant inputs for each CGU in where there is a relevant Goodwill and/or Intangible assets with indefinite useful life assigned:

	Chile	Argentina	Uruguay	Paraguay	Bolivia

Estimated CAPEX for the year 2025 M$	145,087	32,089	2,553	10,367	3,364
Perpetual growth	3.00%	4.00%	5.00%	4.00%	4.38%
Discount rate	8.26%	20.03%	9.26%	10.71%	15.91%

The following describes some considerations applied when determining the corresponding values in use of the CGUs that have Goodwill and/or Intangible assets with indefinite useful life assigned:

Projection period: A five-year horizon is considered for all units/brands. An exceptionally longer period of time (no longer than ten years), is considered for those units/brands that require a longer maturation period.

Cash Flows: To determine the value in use, the Company has used cash flows projections in line with the time horizon described above, based on budgets, strategic plans and projections reviewed by management for the same period of time. Given the maturity of our business, these budgets have been historicaly consistent with the results.

F- 86

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

Management’s cash flows projection included significant judgements and assumptions relating to perpetual growth rates and discount rates.

Perpetual growth: Although the Company expects a higher volume and price growth in the medium and long term, a nominal growth of 3% has been assumed for the perpetuity in Chilean units, which is a conservative assumption considering the historical capacity and nature of the business where the company operates. In the case of Uruguay a perpetuity rate of 5% is used, consistent with the expected long-term growth for this country. For Paraguay a perpetuity rate of 4.0% equivalent to long-term inflation of the country. For Bolivia a perpetuity rate of 4.4% equivalent to long-term inflation of the country plus a percentage of the potential long-term GDP are used. In the case of Argentina, a perpetuity rate of 4% are used respectively, which are composed by the average inflation rate of the United States of America, plus a percentage of the potential long-term GDP in each country.

Discount rate: Corresponds to the nominal WACC (Weighted Average Cost of Capital) rate of each country.

Based on the sensitivities calculated based on the discount rate and perpetual growth variables, management determines that no reasonably possible change in the assumptions tested would cause the carrying value to exceed the recoverable amount. In relation to goodwill as of December 31, 2024, management has not evidenced any indications of impairment.

F- 87

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

Note 19 Property, plant and equipment

Property, plant and equipment movements are detailed as follows:

	Land, buildings and construction	Machinery and equipment	Bottles and containers	Others Equipment	Assets under contruction	Furniture, accessories and vehicles	Under production vines	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2023
Historic cost	862,106,306	813,091,440	253,015,079	164,415,831	211,047,748	91,014,222	48,703,198	2,443,393,824
Accumulated depreciation	(280,605,555)	(443,288,574)	(169,929,241)	(113,197,301)	-	(61,286,848)	(18,240,003)	(1,086,547,522)
Book Value	581,500,751	369,802,866	83,085,838	51,218,530	211,047,748	29,727,374	30,463,195	1,356,846,302

As of December 31, 2023
Additions	-	-	-	-	138,289,044	-	-	138,289,044
Additions for business combinations (cost) (2)	181,006	534,269	-	-	-	79,094	-	794,369
Additions for business combinations (depreciation) (2)	(18,054)	(100,613)	-	-	-	(20,076)	-	(138,743)
Transfers	48,036,193	67,714,703	26,923,762	18,748,098	(174,281,473)	12,850,863	7,854	-
Transfers to Non-current assets of disposal groups classified as held for sale (cost) (3)	(20,207,777)	-	-	-	-	-	-	(20,207,777)
Conversion effect historic (cost)	(63,104,205)	(113,528,101)	(67,485,035)	(15,443,833)	(30,065,398)	(1,280,069)	(6,081,394)	(296,988,035)
Divestitures (cost)	(409,818)	(3,694,017)	(1,745,448)	(1,013,849)	-	(469,211)	-	(7,332,343)
Divestitures (depreciation)	375,578	3,245,257	1,568,049	1,013,399	-	433,053	-	6,635,336
Capitalized interests	-	-	-	-	761,764	-	-	761,764
Depreciation	(24,989,553)	(33,391,578)	(21,216,223)	(13,532,247)	-	(9,853,805)	(1,982,689)	(104,966,095)
Conversion effect (depreciation)	3,365,254	16,180,666	26,110,062	9,095,329	-	280,915	900,299	55,932,525
Others increases (decreases) (1)	36,545,275	63,049,635	25,926,231	2,886,596	13,403,899	65,091	3,686,922	145,563,649
Write-off (cost)	(1,916,386)	(2,683,843)	(7,033,035)	(3,109,155)	-	(577,033)	(2,919,093)	(18,238,545)
Write-off (depreciation)	1,823,097	2,519,811	6,862,886	2,917,906	-	519,197	2,393,347	17,036,244
Sub-Total	(20,319,390)	(153,811)	(10,088,751)	1,562,244	(51,892,164)	2,028,019	(3,994,754)	(82,858,607)
Book Value	561,181,361	369,649,055	72,997,087	52,780,774	159,155,584	31,755,393	26,468,441	1,273,987,695

As of December 31, 2023
Historic cost	861,973,319	829,082,360	229,128,739	167,059,351	159,155,584	102,103,144	44,781,726	2,393,284,223
Accumulated depreciation	(300,791,958)	(459,433,305)	(156,131,652)	(114,278,577)	-	(70,347,751)	(18,313,285)	(1,119,296,528)
Book Value	561,181,361	369,649,055	72,997,087	52,780,774	159,155,584	31,755,393	26,468,441	1,273,987,695

As of December 31, 2024
Additions	-	-	-	-	151,398,096	-	-	151,398,096
Additions for business combinations (cost) (2)	88,470,136	72,966,245	2,649,396	8,561,542	551,780	4,057,829	-	177,256,928
Additions for business combinations (depreciation) (2)	(84,333,663)	(67,937,215)	(2,480,683)	(5,769,867)	-	(2,067,644)	-	(162,589,072)
Transfers	62,753,106	85,199,469	18,204,523	21,287,171	(207,075,134)	12,757,139	6,873,726	-
Transfers to Non-current assets of disposal groups classified as held for sale (cost) (3)	(506,853)	-	-	-	-	-	-	(506,853)
Conversion effect historic (cost)	(9,232,020)	(13,285,027)	(5,496,314)	330,494	(1,244,492)	(65,992)	(601,347)	(29,594,698)
Divestitures (cost)	(83,937)	(2,982,441)	(2,818,278)	(1,010,239)	-	(522,389)	-	(7,417,284)
Divestitures (depreciation)	82,156	2,799,668	2,714,634	993,355	-	498,166	-	7,087,979
Capitalized interests	-	-	-	-	897,679	-	-	897,679
Depreciation	(27,890,418)	(47,667,987)	(29,209,087)	(17,226,695)	-	(10,169,683)	(2,420,023)	(134,583,893)
Conversion effect (depreciation)	5,517,420	3,330,929	1,335,164	(402,828)	-	(80,968)	125,371	9,825,088
Others increases (decreases) (1)	63,120,877	105,791,787	40,340,406	4,979,101	17,290,371	1,737,930	4,840,400	238,100,872
Write-off (cost)	(140,144)	(978,499)	(9,870,685)	(7,368,902)	-	(2,292,147)	(1,429,284)	(22,079,661)
Write-off (depreciation)	140,084	816,166	9,563,494	7,177,329	-	2,066,297	1,162,203	20,925,573
Sub-Total	97,896,744	138,053,095	24,932,570	11,550,461	(38,181,700)	5,918,538	8,551,046	248,720,754
Book Value	659,078,105	507,702,150	97,929,657	64,331,235	120,973,884	37,673,931	35,019,487	1,522,708,449

As of December 31, 2024
Historic cost	1,068,381,138	1,079,935,259	273,594,861	194,175,897	120,973,884	118,295,809	57,107,074	2,912,463,922
Accumulated depreciation	(409,303,033)	(572,233,109)	(175,665,204)	(129,844,662)	-	(80,621,878)	(22,087,587)	(1,389,755,473)
Book Value	659,078,105	507,702,150	97,929,657	64,331,235	120,973,884	37,673,931	35,019,487	1,522,708,449
(1)	Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies”
(2)	See Note 1 - General information, letter C), number (5) for 2023 and numbers (4) and (12) for 2024.
(3)	See Note 14 - Non-current assets of disposal groups classified as held for sale.

F- 88

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

The balance of the land at the end of each year is as follows:

	As of December 31, 2024	As of December 31, 2023
	ThCh$	ThCh$
Land	277,836,130	253,143,223
Total	277,836,130	253,143,223

Capitalized interest as of December 31, 2024 amounted ThCh$ 897,679 (ThCh$ 761,764 as of December 31, 2023 and ThCh$ 797,442 as of December 31, 2022), using an annually capitalization rate of 3.25% (3.15% as of December 31, 2023 and 3.64% as of December 2022).

The Company, through its subsidiary Viña San Pedro Tarapacá S.A., has biological assets corresponding to vines that produce grapes. The vines are segmented into those under formation and those under production, and they are grown both on leased and owned land, The grapes harvested from these vines are used in the manufacturing of wine, which is marketed both in the domestic market and abroad.

As of December 31, 2024, the Company maintained approximately 4,751 hectares of which 4,300 are for vines in production stage. Of the total hectares mentioned above 4,139 correspond to own land and 161 to leased land.

The vines under formation are recorded at historic cost, and only start being depreciated when they are transferred to the production phase, which occurs in the majority of cases in the third year after plantation, when they start producing grapes commercially (in volumes that justify their production-oriented handling and later harvest).

During 2024, the production in plant vines yield was approximately 70.0 million kilos of grapes (63.5 million kilos of grapes in 2023).

By the nature of business of the Company, in the value of the assets it is not considered to start an allowance for cost of dismantling, removal or restoration.

In relation to impairment losses on Property, plant and equipment, Management has analyzed internal and external indicators and has not found evidence of impairment at December 31, 2024.

The depreciation year ended as of December 31, 2024 and 2023, recognized in net income and other assets is as follows:

	As of December 31, 2024	As of December 31, 2023
	ThCh$	ThCh$
Recognized in net incomes (*)	133,733,218	103,974,693
Recognized in others assets	850,675	991,402
Total	134,583,893	104,966,095
(*)	Includes ThCh$ 1,092,661 (ThCh$ 1,724,762 as of December 31, 2023) of depreciation of agricultural assets (barrels), related to the cost of selling wine.

F- 89

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

Note 20 Investment Property

Investment property movements are detailed as follows:

	Land	Buildings	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2023
Historic cost	7,661,029	3,550,177	11,211,206
Accumulated depreciation	-	(927,212)	(927,212)
Book Value	7,661,029	2,622,965	10,283,994

As of December 31, 2023
Additions	-	36,101	36,101
Depreciation	-	(72,250)	(72,250)
Conversion effect (cost)	(4,013,380)	(1,497,425)	(5,510,805)
Conversion effect (depreciation)	-	117,411	117,411
Others increases (decreases) (1)	2,468,404	798,301	3,266,705
Sub-Total	(1,544,976)	(617,862)	(2,162,838)
Book Value	6,116,053	2,005,103	8,121,156

As of December 31, 2023
Historic cost	6,116,053	2,887,154	9,003,207
Accumulated depreciation	-	(882,051)	(882,051)
Book Value	6,116,053	2,005,103	8,121,156

As of December 31, 2024
Additions	-	104,837	104,837
Depreciation	-	(117,496)	(117,496)
Conversion effect (cost)	(395,391)	(143,640)	(539,031)
Conversion effect (depreciation)	-	8,647	8,647
Others increases (decreases) (1)	3,791,970	1,296,897	5,088,867
Sub-Total	3,396,579	1,149,245	4,545,824
Book Value	9,512,632	3,154,348	12,666,980

As of December 31, 2024
Historic cost	9,512,632	4,145,248	13,657,880
Accumulated depreciation	-	(990,900)	(990,900)
Book Value	9,512,632	3,154,348	12,666,980
(1)	Corresponds to the financial effect of the application IAS 29 Financial reporting in hyperinflationary economies.

Investment property includes seventeen land properties, two offices and one apartment, situated in Chile, which are maintained for appreciation purposes and therefore no longer generates income for the Company in 2024 and 2023 (ThCh$ 5,535 in 2022). Additionally, there are four properties in Argentina, which are leased and generated an income for ThCh$ 220,359 for the year ended as of December 31, 2024 (ThCh$ 110,554 as of December 31, 2023 and ThCh$ 84,859 as on December 2022). In addition, the expenses associated with such investment properties amounted to ThCh$ 119,708 for the year ended as of December 31, 2024 (ThCh$ 76,843 as of December 31, 2023 and ThCh$ 87,399 in 2022).

The market valuation of investment properties exceeds 100% of the book value.

The fair value, of investment property that represent 100% of the carrying amount is ThCh$ 24,096,979.

Management has not detected evidence of impairment of investment property.

The Company does not maintain any pledge or restriction over investment property items.

F- 90

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

Note 21 Other financial liabilities

Debts and financial liabilities classified according to the type of obligation and their classifications in the Consolidated Financial Statements are detailed as follows:

	As of December 31, 2024		As of December 31, 2023
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Bank borrowings (1)	41,257,611	166,647,324	24,494,870	174,074,170
Bonds payable (1)	98,433,154	1,059,003,920	38,650,859	1,050,838,488
Derivatives not designated as hedges (2)	652,079	-	468,541	-
Derivatives designated as hedges (2)	4,086,699	8,580,478	3,207,739	9,333,449
Deposits for return of bottles and containers	11,772,459	-	11,774,922	-
Put option liability (3)	-	-	28,554,669	-
Total	156,202,002	1,234,231,722	107,151,600	1,234,246,107
(1)	See Note 5 - Risk administration.
(2)	See Note 7 - Financial instruments.
(3)	See Note 1 - General information, letter C), number (4).

F- 91

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

Current bank borrowings and bonds payable

The maturities and interest rates of these obligations are detailed as follows:

As of December 31, 2024:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	3,200	4,557	7,757	Monthly	3.39
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	4,219	8,564	12,783	Monthly	5.65
76,920,876-3	D&D SpA.	Chile	97,006,000-6	Banco de Crédito e Inversiones	Chile	CLP	7,464	7,599	15,063	At maturity	6.96
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	16,531,581	-	16,531,581	At maturity	6.66
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	779,700	779,700	At maturity	6.78
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	250,700	250,700	At maturity	6.54
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	67,375	2,000,000	2,067,375	At maturity	7.35
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	28,873	28,873	At maturity	7.32
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	16,750	16,750	At maturity	8.04
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	193,832	193,832	At maturity	7.74
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	55,728	55,728	At maturity	8.00
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Banco Scotiabank Chile	Chile	CLP	3,033,627	-	3,033,627	At maturity	3.95
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Banco Scotiabank Chile	Chile	CLP	-	1,654,532	1,654,532	Semiannual	3.45
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	136,160	-	136,160	At maturity	6.66
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Citibank	Argentina	ARS	4,404	-	4,404	At maturity	37.00
0-E	Aguas de Origen S.A.	Argentina	0-E	Banco Macro	Argentina	ARS	661,245	-	661,245	At maturity	37.60
0-E	Aguas de Origen S.A.	Argentina	0-E	Banco BBVA	Argentina	ARS	6,507,456	-	6,507,456	At maturity	38.61
0-E	Aguas de Origen S.A.	Argentina	0-E	Banco Patagonia	Argentina	ARS	2,886,894	-	2,886,894	At maturity	37.90
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	69,185	613,839	683,024	Quarterly	5.61
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	36,748	1,272,408	1,309,156	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	1,178	818,453	819,631	Semiannual	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	22,421	184,152	206,573	Semiannual	5.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	13,924	186,120	200,044	Semiannual	5.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	32,803	959,236	992,039	Semiannual	5.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	12,190	314,973	327,163	Semiannual	5.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	-	343,607	343,607	Semiannual	5.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	-	171,803	171,803	Semiannual	5.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	-	1,360,111	1,360,111	Semiannual	5.95
Total							30,032,074	11,225,537	41,257,611
(*)	The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration,

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bond payable
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond J	898 28/06/2018	Chile	UF	1,291,794	4,018	1,295,812	Semiannual	2.90
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond L	897 28/06/2018	Chile	UF	39,382	29,000,086	29,039,468	Semiannual	1.20
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond M	898 28/06/2018	Chile	UF	68,567	304,335	372,902	Semiannual	1.60
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond International	144A/Regulation S	United States	USD	-	8,012,800	8,012,800	Semiannual	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond P	897 28/06/2018	Chile	UF	751,564	21,069	772,633	Semiannual	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond R	1115 20/08/2022	Chile	UF	1,159,263	-	1,159,263	Semiannual	2.70
91,041,000-8	Viña San Pedro Tarapacá S.A. (2)	Chile	Bond D	986 12/12/2019	Chile	UF	110,782	57,669,494	57,780,276	Semiannual	1.00
Total							3,421,352	95,011,802	98,433,154
(1)	This obligation is hedged by a Cross Currency Swap agreement, Note 7 - Financial instruments.
(2)	This obligation is partially hedged by a Cross Currency Swap agreement, Note 7 - Financial instruments.
(*)	The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

F- 92

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

As of December 31, 2023:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	2,373	5,439	7,812	Monthly	3.39
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	2,845	8,764	11,609	Monthly	5.65
76,920,876-3	D&D SpA.	Chile	97,006,000-6	Banco de Crédito e Inversiones	Chile	CLP	13,506	23,703	37,209	At maturity	6.96
76,920,876-3	D&D SpA.	Chile	97,006,000-6	Banco de Crédito e Inversiones	Chile	CLP	7,054	-	7,054	At maturity	3.50
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	549,050	549,050	At maturity	8.34
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	1,541,550	1,541,550	At maturity	7.17
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	1,363	-	1,363	At maturity	9.60
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	76,645,030-K	Banco Itaú Corpbanca	Chile	USD	16,700,666	-	16,700,666	At maturity	5.88
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	79,750	-	79,750	At maturity	8.70
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	34,320	34,320	At maturity	8.58
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	16,750	16,750	At maturity	8.04
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	213,582	-	213,582	At maturity	8.60
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	32,080	-	32,080	At maturity	3.95
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	-	1,656,358	1,656,358	Semiannual	3.45
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	58,367	58,367	At maturity	8.00
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	604,555	-	604,555	At maturity	8.66
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Citibank	Argentina	ARS	31,389	-	31,389	Dialy	130.00
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	BBVA	Argentina	Euros	177,940	-	177,940	At maturity	19.80
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Santander	Argentina	ARS	23,144	-	23,144	At maturity	105.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	USD	271	-	271	At maturity	105.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	36,016	135,081	171,097	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	20,366	280,005	300,371	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	19,734	480,288	500,022	Semiannual	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	3,857	289,853	293,710	Semiannual	5.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	3,689	277,250	280,939	Semiannual	5.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	19,383	-	19,383	Semiannual	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	6,589	567,103	573,692	Semiannual	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	3,734	567,103	570,837	Semiannual	5.50
Total							18,003,886	6,490,984	24,494,870
(*)	The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	Maturity (*)
							0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bond payable
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond J	898 28/06/2018	Chile	UF	1,237,075	3,851	1,240,926	Semiannual	2.90
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond L	897 28/06/2018	Chile	UF	42,917	27,813,845	27,856,762	Semiannual	1.20
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond M	898 28/06/2018	Chile	UF	65,763	291,746	357,509	Semiannual	1.60
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond International	144A/Regulation S	United States	USD	7,053,155	-	7,053,155	Semiannual	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond P	897 28/06/2018	Chile	UF	720,004	21,005	741,009	Semiannual	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond R	1115 20/08/2022	Chile	UF	1,110,156	-	1,110,156	Semiannual	2.70
91,041,000-8	Viña San Pedro Tarapacá S.A. (2)	Chile	Bond D	986 12/12/2019	Chile	UF	61,750	229,592	291,342	Semiannual	1.00
Total							10,290,820	28,360,039	38,650,859
(1)	This obligation is hedged by a Cross Currency Swap agreement, Note 7 - Financial instruments.
(2)	This obligation is partially hedged by a Cross Currency Swap agreement, Note 7 - Financial instruments.
(*)	The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

Non-current bank borrowings and bonds payable

The maturities and interest rates of these obligations are detailed as follows:

As of December 31, 2024:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	16,324	17,468	15,488	49,280	Monthly	3.39
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	27,793	31,085	34,830	93,708	Monthly	5.65
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	90,000,000	-	90,000,000	At maturity	6.78
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	30,000,000	-	-	30,000,000	At maturity	6.54
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	2,000,000	-	-	2,000,000	At maturity	7.32
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	1,000,000	-	-	1,000,000	At maturity	8.04
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	6,732,610	-	-	6,732,610	At maturity	7.74
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	5,977,327	-	5,977,327	At maturity	8.00
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	16,000,000	-	-	16,000,000	At maturity	6.66
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	1,227,678	1,227,678	1,688,058	4,143,414	Quarterly	5.61
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	2,544,816	2,544,816	3,181,018	8,270,650	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	545,636	545,635	-	1,091,271	Semiannual	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	736,608	552,456	-	1,289,064	Semiannual	5.95
Total							60,831,465	100,896,465	4,919,394	166,647,324
(*)	The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

F- 93

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bond payable
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond J	898 28/06/2018	Chile	UF	10,716	10,598	115,335,804	115,357,118	Semiannual	2.90
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond L	897 28/06/2018	Chile	UF	43,447,522	-	-	43,447,522	Semiannual	1.20
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond M	898 28/06/2018	Chile	UF	548,536	548,536	76,969,554	78,066,626	Semiannual	1.60
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond International	144A/Regulation S	United States	USD	-	-	592,159,908	592,159,908	Semiannual	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond P	897 28/06/2018	Chile	UF	56,184	56,184	76,906,398	77,018,766	Semiannual	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond R	1115 20/08/2022	Chile	UF	-	-	152,953,980	152,953,980	Semiannual	2.70
Total							44,062,958	615,318	1,014,325,644	1,059,003,920
(1)	This obligation is hedged by a Cross Currency Swap agreement, Note 7 - Financial instruments.
(*)	The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

As of December 31, 2023:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	15,198	16,263	21,940	53,401	Monthly	3.39
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	25,276	28,272	47,416	100,964	Monthly	5.65
76,920,876-3	D&D SpA.	Chile	97,006,000-6	Banco de Crédito e Inversiones	Chile	CLP	15,062	-	-	15,062	At maturity	6.96
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	30,000,000	-	30,000,000	At maturity	8.34
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	90,000,000	-	90,000,000	At maturity	7.17
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	2,000,000	-	-	2,000,000	At maturity	8.70
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	2,000,000	-	-	2,000,000	At maturity	8.58
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	1,000,000	-	-	1,000,000	At maturity	8.04
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	6,726,334	-	6,726,334	At maturity	8.60
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	2,994,217	-	-	2,994,217	At maturity	3.95
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Scotiabank Chile	Chile	CLP	1,651,019	-	-	1,651,019	Semiannual	3.45
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	5,967,737	-	5,967,737	At maturity	8.00
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	16,000,000	-	16,000,000	At maturity	8.66
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	1,080,648	1,080,648	2,026,213	4,187,509	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	2,240,038	2,240,038	3,920,067	8,400,143	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	720,432	960,576	-	1,681,008	Semiannual	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	486,291	648,388	162,097	1,296,776	Semiannual	5.50
Total							14,228,181	153,668,256	6,177,733	174,074,170
(*)	The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bond payable
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond J	898 28/06/2018	Chile	UF	10,270	10,158	110,456,141	110,476,569	Semiannual	2.90
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond L	897 28/06/2018	Chile	UF	55,527,378	13,876,608	-	69,403,986	Semiannual	1.20
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond M	898 28/06/2018	Chile	UF	526,108	526,108	73,976,883	75,029,099	Semiannual	1.60
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond International	144A/Regulation S	United States	USD	-	-	520,409,088	520,409,088	Semiannual	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond P	897 28/06/2018	Chile	UF	56,014	56,014	73,680,966	73,792,994	Semiannual	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond R	1115 20/08/2022	Chile	UF	-	-	146,434,024	146,434,024	Semiannual	2.70
91,041,000-8	Viña San Pedro Tarapacá S.A. (2)	Chile	Bond D	986 12/12/2019	Chile	UF	55,292,728	-	-	55,292,728	Semiannual	1.00
Total							111,412,498	14,468,888	924,957,102	1,050,838,488
(1)	This obligation is hedged by a Cross Currency Swap agreement, Note 7 - Financial instruments.
(2)	This obligation is partially hedged by a Cross Currency Swap agreement, Note 7 - Financial instruments.
(*)	The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

Details of the fair value of bank borrowings, financial leases obligations and bonds payable are described in Note 7 - Financial instruments.

The current effective interest rates of bond obligations are as follows:

Bonds Serie J	2.89%
Bonds Serie L	1.21%
Bonds Serie M	0.87%
Bonds International	3.30%
Bonds Serie P	3.36%
Bonds Serie R	2.81%
Bonds Serie D	0.53%

F- 94

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

The terms and conditions of the main interest accruing obligations as of December 31, 2024, are detailed as follows:

A)	Bank Borrowings

Banco del Estado de Chile - Bank Loans

a)	On July 27, 2012, the subsidiary Compañía Pisquera Chile S.A. (CPCh) signed a bank loan with the Banco del Estado de Chile for a total of ThCh$ 16,000,000, with maturity on July 27, 2017.

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

On June 27, 2024, the interest rate was refinanced at a annual fixed rate of 7.608%, maintaining the current terms of the loan.

On November 15, 2024, the interest rate was refinanced at a annual fixed rate of 6.66%, maintaining the current terms of the loan.

This obligation is subject to certain reporting obligations in addition to complying with the following financial ratios, which will be measured on the half-yearly financial statements of CPCh:

a.	Maintain a Financial Expense Coverage not less than 3, calculated as the relationship between Gross Margin less Marketing costs, Distribution and Administration expenses, plus Other income by function, less Other expenses by function, plus Depreciation and Amortization, divided by Financial costs.

b.	Maintain a debt ratio of no more than 3, measured as Total liabilities divided by Equity.

c.	Maintain an Equity higher than UF 770,000.

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

On the other hand, the Company, through an agreement dated July 27, 2022, forces to maintain a direct or indirect shareholding of at least 50.1%, which allows it to control its subsidiary Compañía Pisquera de Chile S.A. during the term of this loan.

As of December 31, 2024, the subsidiary was in compliance with the financial covenants.

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

F- 95

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

On April 21, 2023, this loan was renewed for a 3-year term, maturing on April 21, 2026.

On June 5, 2024, the interest rate was refinanced, maintaining the other current terms of the loan.

The subsidiary amortizes interest semi-annually and principal in a single payment at the end of the established term.

d)	On July 19, 2022, the subsidiary Cervecería Kunstmann S.A. subscribed a bank loan with Banco del Estado de Chile for a total of ThCh$ 2,000,000, at a fixed interest rate, maturing on July 18, 2025.

On June 5, 2024, the interest rate was refinanced, maintaining the other current terms of the loan.

The subsidiary amortizes interest semiannually and the principal in a single payment at the end of the established term.

e)	On August 11, 2022, the subsidiary Cervecería Kunstmann S.A. subscribed a bank loan with Banco del Estado de Chile for a total of ThCh$ 6,750,000, at a fixed interest rate, maturing on August 11, 2027.

On June 5, 2024, the interest rate was refinanced, maintaining the other current terms of the loan.

The subsidiary amortizes interest semiannually and the principal in a single payment at the end of the established term.

The bank loan mentioned above requires compliance with certain information requirements and also with certain financial ratios, which will be measured on the subsidiary's Semi-Annual Consolidated Financial Statements:

a.	A Coverage of Financial Expenses higher than or equal to four times. For these purposes, Financial Expenses Coverage is defined as ORBDA divided by the item “Financial Expenses” of the Consolidated Financial Statements of the Debtor measured over the last 12 months, ORBDA is defined as the Operating Income plus Depreciation for the Year and plus amortization of Intangible Assets.

b.	A ratio of Net Financial Debt to ORBDA less than or equal to three times. For these purposes the Net Financial Debt is the difference between /i/ the sum of the item “Others Financial Liabilities, Current and Non-Current”; and /ii/ the sum of the item "Cash and Cash Equivalent" in the Consolidated Financial Statements of the Debtor.

Additionally, this loan forces the subsidiary to comply with certain negative restrictions, such as not granting real guarantees. These are pledges and mortgages to guarantee its own or third-party obligations without prior authorization and by writing of the Bank for an amount equal to or greater than ten percent of the total fixed assets of the Debtor.

As of December 31, 2024, the subsidiary was in compliance with the financial covenants.

f)	On May 12, 2023, the subsidiary Cervecería Kunstmann S.A. subscribed a bank loan with Banco del Estado de Chile for a total of ThCh$ 6,000,000, at a fixed interest rate, maturing on May 12, 2028.

The subsidiary amortizes interest semiannually and the principal in a single payment at the end of the established term.

The bank loan mentioned above requires compliance with certain information requirements and also with certain financial ratios, which will be measured on the subsidiary's Semi-Annual Consolidated Financial Statements:

a.	A Coverage of Financial Expenses higher than or equal to four times. For these purposes, Financial Expenses Coverage is defined as ORBDA divided by the item “Financial Expenses” of the Consolidated Financial Statements of the Debtor measured over the last 12 months, ORBDA is defined as the Operating Income plus Depreciation for the Year and plus amortization of Intangible Assets.

b.	A ratio of Net Financial Debt to ORBDA less than or equal to three times. For these purposes the Net Financial Debt is the difference between /i/ the sum of the item “Others Financial Liabilities, Current and Non-Current”; and /ii/ the sum of the item "Cash and Cash Equivalent" in the Consolidated Financial Statements of the Debtor.

Additionally, this loan forces the subsidiary to comply with certain negative restrictions, such as not granting real guarantees. These are pledges and mortgages to guarantee its own or third-party obligations without prior authorization and by writing of the Bank for an amount equal to or greater than ten percent of the total fixed assets of the Debtor.

As of December 31, 2024, the subsidiary was in compliance with the financial covenants.

F- 96

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

g)	On April 13, 2017, Compañía Cervecerías Unidas S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 40,000,000 (current balance of ThCh$ 30,000,000 as of December 31, 2024), at a fixed interest rate, maturing on April 13, 2022.

On April 13, 2022, this loan was renewed for a 5-year term, maturing on April 13, 2027.

The Company amortizes interest semi-annually, and the capital amortization consists in a single payment at the end of the established term.

On March 31, 2023, ThCh$ 10,000,000 of principal due was paid in advance.

On May 17, 2024, the interest rate was refinanced, maintaining the other current terms of the loan.

On November 15, 2024, the interest rate was refinanced at a annual fixed rate of 6.54%, maintaining the current terms of the loan.

As of December 31, 2024, the Company was in compliance with all the requirements of this obligation and all the specific requirements indicated in letter C), number 1) Restrictions and compliance of financial obligations.

h)	On October 13, 2021, Compañía Cervecerías Unidas S.A. signed a bank loan with Scotiabank Chile for a total of ThCh$ 90,000,000, at a fixed interest rate, maturing on April 6, 2023.

On April 6, 2023, the loan was renewed with Banco del Estado de Chile for a term of 5 years, maturing on April 6, 2028.

On November 15, 2024, the interest rate was refinanced at a annual fixed rate of 6.78%, maintaining the current terms of the loan.

The Company amortizes interest semi-annually and principal in a single payment at the end of the established term.

As of December 31, 2024, the Company was in compliance with all the requirements of this obligation and all the specific requirements indicated in letter C), numberl 2) Restrictions and compliance of financial obligations.

Banco de Chile - Bank Loans

a)	On July 5, 2021, the subsidiary Cervecera GuayacánSpA. subscribed a bank loan with Banco de Chile for a total of UF 2,110 (equivalent outstanding balance is ThCh$ 57,537 as of December 31, 2024), at a fixed interest rate, maturing on June 5, 2031.

The subsidiary amortizes interest and principal on a monthly basis.

b)	On December 17, 2021, the subsidiary Cervecera GuayacánSpA. subscribed a bank loan with Banco de Chile for a total of UF 3,663 (equivalent outstanding balance is ThCh$ 106,491, as of December 31, 2024), at a fixed interest rate, maturing on November 17, 2031.

The subsidiary amortizes interest and principal on a monthly basis.

Banco Scotiabank Chile - Bank Loans

a)	On December 9, 2019, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco Scotiabank Chile for a total of ThCh$ 10,000,000 (current balance to ThCh$ 1,666,667 as of December 31, 2024), at a fixed interest rate, maturing on December 9, 2025.

The subsidiary amortizes interest and capital semi-annually with a first payment on June 9, 2020.

F- 97

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

The bank loan mentioned above requires compliance with certain information requirements and also with certain covenants, which will be measured on the subsidiary's Semi-Annual Consolidated Financial Statements:

a.	A Coverage of Financial Expenses higher than or equal to three times. For these purposes, Financial Expenses Coverage is defined as ORBDA[1] divided by the item “Financial Expenses” of the Consolidated Financial Statements of the Debtor measured over the last 12 months, ORBDA is defined as the Operating Income plus Depreciation for the Year and plus amortization of Intangible Assets.

b.	A ratio of Net Financial Debt to ORBDA less than or equal to four times. For these purposes the Net Financial Debt is the difference between /i/ the sum of the item “Others Financial Liabilities, Current and Non-Current”; and /ii/ the sum of the item "Cash and Cash Equivalent" in the Consolidated Financial Statements of the Debtor.

Additionally, this loan forces the subsidiary to comply with certain negative restrictions, such as not granting real guarantees. These are pledges and mortgages to guarantee its own or third-party obligations without prior authorization and by writing of the Bank for an amount equal to or greater than ten percent of the total fixed assets of the Debtor.

As of December 31, 2024, the subsidiary was in compliance with the financial covenants.

b)	On March 17, 2020, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco Scotiabank Chile for a total of ThCh$ 3,000,000 at a fixed interest rate and maturity on March 16, 2025.

The subsidiary amortizes interest semi-annually and capital amortization consists of a single payment at the end of the established term.

The bank loan mentioned above requires compliance with certain information requirements and also with certain covenants, which will be measured on the subsidiary's Semi-Annual Consolidated Financial Statements:

a.	A Coverage of Financial Expenses higher than or equal to three times. For these purposes, Financial Expenses Coverage is defined as ORBDA divided by the item “Financial Expenses” of the Consolidated Financial Statements of the Debtor measured over the last 12 months, ORBDA is defined as the Operating Income plus Depreciation for the Year and plus amortization of Intangible Assets.

b.	A ratio of Net Financial Debt to ORBDA less than or equal to four times, For these purposes, the Net Financial Debt is the difference between /i/ the sum of the item “Others Financial Liabilities, Current and Non-Current”; and /ii/ the sum of the item "Cash and Cash Equivalent" in the Consolidated Financial Statements of the Debtor.

Additionally, this loan forces the subsidiary to comply with certain negative restrictions, such as not granting real guarantees. These are pledges and mortgages to guarantee its own or third-party obligations without prior authorization and by writing the Bank for an amount equal to or greater than ten percent of the total fixed assets of the Debtor.

As of December 31, 2024, the subsidiary was in compliance with the financial covenants.

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

F- 98

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

Banco Crédito e Inversiones - Bank loans

a)	On May 18, 2020, D&D SpA. entered into a bank loan with Banco de Crédito e Inversiones for a total of ThCh$ 69,000 at a fixed interest rate, maturing on April 24, 2024.

The Company amortizes interest and principal on a monthly basis.

On April 24, 2024, the loan was fully paid.

b)	On July 23, 2021, D&D SpA. entered into a bank loan with Banco de Crédito e Inversiones for a total of ThCh$ 100,000 (current balance equivalent to ThCh$ 15,063 as of December 31, 2024) at a fixed interest rate, maturing on June 16, 2025.

The Company amortizes interest and principal on a monthly basis.

Banco Mercantil Santa Cruz S.A. - Bank loans

a)	On June 26, 2017, the subsidiary Bebidas Bolivianas S.A. (BBO) signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 68,877,500 bolivians (equivalent outstanding balance is ThCh$ 9,543,058 as of December 31, 2024), at a fixed interest rate, maturing on April 4, 2032.

The subsidiary amortizes interest on a quarterly basis, and the capital amortization began to be settled from November 12, 2024 on a quarterly basis.

b)	On May 31, 2019, the subsidiary BBO signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 34,300,000 bolivians (equivalent outstanding balance is ThCh$ 4,757,255 as of December 31, 2024), at a fixed interest rate, maturing on July 21, 2032.

The subsidiary amortizes interest on a quarterly basis and the capital amortization began to be settled from October 31, 2024 on a quarterly basis.

c)	On June 30, 2022, the subsidiary BBO signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 17,150,000 bolivians (equivalent outstanding balance is ThCh$ 1,909,723 as of December 31, 2024), at a fixed interest rate and maturing on June 25, 2028.

This loan accrues interest at a fixed interest rate. The subsidiary will amortize interest on a semi-annual basis, and the capital amortization began to be settled on June 25, 2024 on a semi-annual basis.

d)	On May 29, 2023, the subsidiary BBO signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 10,290,000 bolivians (equivalent outstanding balance is ThCh$ 1,473,215 as of December 31, 2024), at a fixed interest rate and maturing on May 10, 2029.

This loan accrues interest at a fixed interest rate. The subsidiary will amortize interest on a semi-annual basis, and the capital amortization will begin to be settled on November 10, 2025 on a semi-annual basis.

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

F- 99

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

Series J Bonds - CCU S.A.

On June 28, 2018, CCU S.A. registered in the Securities Register, under the number 898, the issuance of its Series J Bond, bearer and dematerialized, for a total of UF 3 million (the balance outstanding is ThCh$ 115,250,070 as of December 31, 2024) with maturity on August 10, 2043. The Series J bonds will accrue on the unpaid capital expressed in Unidades de Fomento, an annual interest of 2.9%, compounded, due, calculated on the basis of equal semesters of 180 days, equivalent to 1.4396% semi-annual. Interest will accrue as of August 10, 2018, will be paid semiannually as of February 10, 2019.

The issue was subscribed with Banco BICE as the representative of the bond holders and the payer bank and requires the Company to comply with the following financial indicators with respect to its Consolidated Financial Statements and other specific indicated in letter C), number 1) Restrictions and compliance of financial obligations.

Series L Bonds - CCU S.A.

On June 28, 2018 under the number 897, CCU S.A. recorded in the Securities Registry the issuance of a 10-years Bonds line. The issuer may issue one or more series of Bonds directed to the market general.

By public complimentary deed on June 10, 2020 the Company recorded in the Securities Record the issue of Bonds Series L for UF 3 million (the balance outstanding is ThCh$ 72,031,294 as of December 31, 2024), maturing on June 1, 2027. The L Series Bonds will accrue on the unpaid capital expressed in UF an interest rate of 1.20% calculated on the basis of equal semesters of 180 days, equivalent to 0.5982% semiannual. The interests will be accrued from June 1, 2020 and will be paid semiannually as from December 1, 2020. The capital will be paid semiannually as from December 1, 2023.

The issue was subscribed with Banco BICE as representative of the bond holders and as paying bank and it requires that the Company complies with the following financial covenants on its Consolidated Financial Statements and other specific requirements indicated in letter C), number 1) Restrictions and compliance of financial obligations.

The inflation risk associated to the interest rate to wich L Bond is exposed is mitigated through the use of Cross Currency Swap contracts, wich fix the rate. See the details of the Company´s hedging in Note 7 – Financial Instruments.

Series M Bonds - CCU S.A.

On June 28, 2018 under the number 898, CCU S.A. recorded in the Securities Registry the issuance of a 30-years Bonds line. The issuer may issue one or more series of Bonds directed to the market general.

As stated in a complementary public deed, dated June 10, 2020, the Series M Bond has been placed, bearer and dematerialized, for a total of UF 2 million (the balance outstanding is ThCh$ 76,833,380 as of December 31, 2024) with maturity on June 1, 2030. The Series M bonds will accrue interest at an annual rate of 1.60% per annum on the unpaid principal expressed in Unidades de Fomento, compounded, due, calculated on the basis of equal semesters of 180 days, equivalent to 0.7968% per semester. Interest will accrue as from June 1, 2020, will be paid semi-annually as from December 1, 2020 and principal will be paid at the end of the bond term.

The issue was subscribed with Banco BICE as representative of the bond holders and as paying bank, It requires that the Company complies with the following financial covenants on its Consolidated Financial Statements and other specific requirements indicated in letter C), number 1) Restrictions and compliance of financial obligations.

Series P Bonds - CCU S.A.

On March 15, 2022 under the number 897, CCU S.A. recorded in the Securities Registry the issuance of a 10-years Bonds line. The issuer may issue one or more series of Bonds directed to the market general.

As stated in a complementary public deed, dated March 30, 2022, the Series P Bond has been placed, bearer and dematerialized, for a total of UF 2 million (the balance outstanding is ThCh$ 76,833,380 as of December 31, 2024) with maturity on March 15, 2032. The Series P bonds will accrue interest at an annual rate of 3.35% per annum on the unpaid principal expressed in Unidades de Fomento, compounded, due, calculated on the basis of equal semesters of 180 days, equivalent to 1.6% per semester, Interest will accrue as from March 15, 2022, will be paid semi-annually as from September 15, 2022 and principal will be paid at the end of the bond term.

F- 100

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

The issue was subscribed with Banco BICE as representative of the bond holders and as paying bank. It requires that the Company complies with the following financial covenants on its Consolidated Financial Statements and other specific requirements indicated in letter C), number 1) Restrictions and compliance of financial obligations.

The inflation risk associated to the interest rate to wich P Bond is exposed is mitigated through the use of Cross Currency Swap contracts, wich fix the rate. See the details of the Company´s hedging in Note 7 – Financial Instruments.

Series International - CCU S.A.

On January 19, 2022, the Company issued and placed in the international markets bonds in the amount of USD 600,000,000 (equivalent to ThCh$ 597,876,000 as of December 31, 2024), with an annual interest rate of 3.350%, payable semiannually for a term of 10 years, and payment of principal in one installment at maturity on January 19, 2032, subject to Rule 144 and Regulation S of the U.S. Securities Act of 1933.

Bond Serie R - CCU S.A.

On August 30, 2022 and under number 1,115, CCU S.A. registered in the relevant securities registry a new line of bonds, in which a line of 30-year bonds was established, under which the issuer may issue one or more series of bonds to the market.

As stated in the complementary public documents dated August 26, 2022, the Series R Bond, bearer and dematerialized, has been placed for a total of UF 4 million (equivalent to ThCh$ 153,666,760 as of December 31, 2024), maturing on September 15, 2042. The Series R bonds will accrue a compounded annual interest rate of 2.70% on the outstanding principal, expressed in Unidades de Fomento, calculated on the basis of equal semesters of 180 days, equivalent to 1.3410% semiannually. Interest will be accrued as from September 15, 2022, and will be paid semi-annually as from March 15, 2023. The principal will be paid at the end of the bond term.

The issue was subscribed with Banco BICE as representative of the bondholders and paying bank, requiring that the Company complies with the following covenants with respect to its Consolidated Financial Statements and other specific requirements indicated in letter C), number 2) Restrictions and compliance of financial obligations.

Series D Bonds - VSPT S.A.

On December 12, 2019 under the number 986, VSPT recorded in the Securities Registry the issuance of a 10-years Bonds line. The issuer may issue one or more series of Bonds directed to the market general.

By public complimentary deed on June 10, 2020, VSPT recorded in the Securities Record the issue of Bonds Series D for UF 1.5 millions (equivalent to ThCh$ 57,625,035 as of December 31, 2024), maturing on June 1, 2025. The interest and capital will be paid semiannually from December 1, 2020 at a fixed interest rate of 1.00% annually.

The issue was subscribed with Banco BICE as representative of the bond holders and as paying bank and requires that the Company comply with the following financial covenants on its Consolidated Financial Statements and other specific requirements:

a.	Maintain at the end of each quarter a level of Consolidated Net Financial Debt reflected in each of its quarterly Consolidated Financial Statements not greater than 1.5 times defined as the ratio between Net Financial Debt and Total Adjusted Equity, hereinafter “Consolidated Net Financial Debt Level”. To determine the Consolidated Net Financial Debt Level, it will be based on the quarterly Consolidated Financial Statements and the following will be considered: /i/ “Net Financial Debt”, the difference between /x/ the unpaid amount of the “Financial Debt”, which is the sum of the lines, current and non-current, Bank loans, Bonds and Obligations for financial leases, contained in the Note Other financial liabilities and will not be considered for the calculation and determination of Financial Debt Net, the total amount of the liability for the obligation for rights to use assets of the account or subaccount of "IFRS 16", current and non-current, and /y/ the balance of the Cash and Cash Equivalents item contained in the Statement Consolidated Financial Position of the Issuer, and /ii/ “Total Adjusted Equity” the sum of /x/ Total Equity e /y/ the sum of the accounts Provisional Dividends, Dividends provisioned according to policy, as well as all other accounts related to provision of dividends contained in the Statement Consolidated of Changes in the Issuer's Equity.

F- 101

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

b.	The Issuer must maintain a Consolidated Financial Expense Coverage of no less than 2.5 times defined as the ratio between ORBDA[2] and Financial Expenses hereinafter, "Consolidated Financial Expense Coverage". For these purposes the following must be considered: /i/ ORBDA is defined as the sum of the items Gross margin and Other income per function, minus the items Distribution expenses, Administrative expenses and Other expenses per function registered in the Consolidated Financial Statments of Incomes of the quarterly Consolidated Financial Statement of the issuer, plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature, /ii/ Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function, The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of 12 consecutive months prior to the date of the corresponding Consolidated Financial Statements, including the closing month of said Consolidated Financial Statements.

c.	The issuer must maintain an Adjusted Equity at a consolidated level for an amount of at least equal to ThCh$ 100,000,000 at the issuing of every quarterly Consolidated Financial Statement. For these purposes, Adjusted Equity corresponds to the sum of /i/ the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, /ii/ the sum of the accounts Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity of the issuer.

d.	Not to make investments in instruments issued by "related parties" other than the Company’s Subsidiaries, nor to carry out other operations outside its normal line of business, under conditions different from those established in the contract with related parties, and neither carry out other operations outside its normal line of business.

e.	It is obliged to record the provisions that arise from adverse contingencies, which in the opinion of the administration should be referred to in the Consolidated Financial Statements.

The exchange rate risk to which D Bond is exposed is proportionally mitigated through the use of Cross Currency Swap contracts. See detail of the Company's hedging in Note 7 - Financial Instruments.

As of December 31, 2024, the subsidiary was in compliance with the financial covenants.

C)   Restrictions and compliance of financial obligations.

1)	Covenants – Banco del Estado de Chile Bank loan of ThCh$ 30,000,000 – Series J, L, M, P Bonds.

a.	Maintain at the end of each quarter a level of Consolidated Net Financial Debt reflected in each of its quarterly Consolidated Financial Statements not greater than 1.5 times defined as the ratio between Net Financial Debt and Total Adjusted Equity, hereinafter “Consolidated Net Financial Debt Level”. To determine the Consolidated Net Financial Debt Level, it will be based on the quarterly Consolidated Financial Statements and the following will be considered: /i/ “Net Financial Debt”, the difference between /x/ the unpaid amount of the “Financial Debt”, which is the sum of the lines, current and non-current, Bank loans, Bonds and Obligations for financial leases, contained in the Note Other financial liabilities and will not be considered for the calculation and determination of Financial Debt Net, the total amount of the liability for the obligation for rights to use assets of the account or subaccount of "IFRS 16", current and non-current, and /y/ the balance of the Cash and Cash Equivalents item contained in the Statement Consolidated Financial Position of the Issuer, and /ii/ “Total Adjusted Equity” the sum of /x/ Total Equity e /y/ the sum of the accounts Provisional Dividends, Dividends provisioned according to policy, as well as all other accounts related to provision of dividends contained in the Statement Consolidated of Changes in the Issuer's Equity.

b.	The Issuer must maintain a consolidated financial expense coverage of not less than 3 times, defined as the ratio between ORBDA and Financial Costs. ORBDA[3] is the sum of the accounts Gross Margin and Other Income by Function, less the accounts Distribution Costs, Administrative Expenses and Other Expenses by Function and plus the line Depreciation and Amortization recorded in the Note Costs and Expenses by Nature. For Financial Costs, the account of the same name contained in the Consolidated Statement of Income by Function. The Consolidated Financial Expense Coverage will be calculated for the twelve consecutive months prior to the date of the corresponding Consolidated Financial Statements, including the month of closing of such Consolidated Financial Statements.

[2] ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

[3] ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

F- 102

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

c.	The Issuer shall maintain an Adjusted Shareholders' Equity at the consolidated level of at least ThCh$ 312,516,750. For these purposes, Adjusted Shareholders' Equity corresponds to the sum of /i/ the account Equity attributable to owners of the controlling company contained in the Consolidated Statement of Financial Position, and /ii/ the sum of the accounts Dividends, Dividends provided according to policy, as well as all other accounts related to provision for dividends, contained in the Consolidated Statement of Changes in Shareholders' Equity.

d.	The Issuer shall maintain unencumbered assets for an amount equal to at least 1.2 times the outstanding amount of unsecured financial debt, For these purposes, assets and debts shall be valued at book value. The term "unencumbered assets" means: /a/ the difference between /i/ the Total Assets account in the Consolidated Statement of Financial Position, and /ii/ the assets pledged as collateral indicated in the Note on Contingencies and Commitments of the Consolidated Financial Statements; and /b/ Financial Debt, the definition given to this term is found in the Indenture.

e.	The Issuer shall maintain, either directly or indirectly, ownership over more than 50% of the subscribed and paid-up shares and over the voting rights of the following companies: Cervecera CCU Chile Ltda. and Embotelladoras Chilenas Unidas S.A.

f.	Maintain a nominal installed capacity for the production, indistinctly, of Beer and/or Alcoholic Beverages and/or Nectars and/or Mineral and/or Bottled Waters, hereinafter the "Essential Businesses", equal to or not less, either with respect to one or more of the aforementioned categories or all of them together, than 15.9 million hectoliters per year.

g.	The Issuer shall maintain, directly or through a subsidiary, ownership of the trademark "CRISTAL", word or word, for beer, in class 32 of the International Classifier of Products and Services for the registration of trademarks.

h.	The Issuer shall not make investments in instruments issued by "related parties" other than its subsidiaries, nor to carry out with them other transactions outside its normal line of business, under conditions other than those established in Title XVI of the Corporations Law.

As of December 31, 2024, the Company was in compliance with the financial covenants.

2)	Covenants – Banco del Estado de Chile Bank loan of ThCh$ 90,000,000 – Series R Bonds.

a.	Maintain at the end of each quarter a level of Consolidated Net Financial Debt reflected in each of its quarterly Consolidated Financial Statements not greater than 1.5 times defined as the ratio between Net Financial Debt and Total Adjusted Equity, hereinafter “Consolidated Net Financial Debt Level”. To determine the Consolidated Net Financial Debt Level, it will be based on the quarterly Consolidated Financial Statements and the following will be considered: /i/ “Net Financial Debt”, the difference between /x/ the unpaid amount of the “Financial Debt”, which is the sum of the lines, current and non-current, Bank loans, Bonds and Obligations for financial leases, contained in the Note Other financial liabilities, and /ii/ “Total Adjusted Equity” the sum of /x/ Total Equity e /y/ the sum of the accounts Provisional Dividends, Dividends provisioned according to policy, as well as all other accounts related to provision of dividends contained in the Statement Consolidated of Changes in the Issuer's Equity.

b.	The Issuer must maintain a Consolidated Financial Expense Coverage of no less than three times defined as the ratio between ORBDA[4] and Financial Expenses. ORBDA is defined as the sum of the items Gross margin and Other income per function minus the items Distribution expenses, Administrative expenses, and Other expenses per function registered in the Consolidated Financial Statments of Incomes of the quarterly Consolidated Financial Statement of the issuer, plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature, Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function. The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of 12 consecutive months prior to the date of the corresponding Consolidated Financial Statements including the closing month of said Consolidated Financial Statements.

c.	The issuer must maintain an Adjusted Equity at a consolidated level for an amount of at least equal to ThCh$ 312,516,750. For these purposes, Adjusted Equity corresponds to the sum of /i/ the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, and /ii/ the sum of the accounts Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity.

[4] ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

F- 103

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

d.	The issued must maintain Lien-Free Assets for an amount equal to at least 1.2 times the unpaid amount of the Financial Debt without collateral. For these purposes, the assets and debts will be valued at book value. The following shall be understood: /a/ Assets Free of Liens is the difference between /i/ the Total Assets account in the Consolidated Statement of Financial Position, and /ii/ the assets given as guarantees indicated in the Note on Contingencies and Commitments of the Consolidated Financial Statements; and /b/ Fianancial Debt is the definition given to said term in number Four letter a/ /i/ of the Fifteenth clause of the Issuance Contract. It is expressly recorded and established that as of the mandatory entry of IFRS 16 on January 1, 2019, which was issued and approved by the International Accounting Standards Board regarding the calculation of Financial Debt that must be made in accordance with number Four and Five of Clause Fifteen of the Issuance Contract after said date. The account or respective subaccount refers to the total amount of the liability for obligation for rights of use assets or the name that the Commission defines for this purpose. Due to the entry of the aforementioned standard, it must be disclosed as a financial liability within the items, Other current financial liabilities and Other non-current financial liabilities, which will not be considered, incorporated or used for the calculation and determination of said Financial Debt.

e.	Maintain, directly or indirectly, the ownership of more than fifty percent of the social rights and of the subscribed and paid shares, respectively, of: /a/ Cervecera CCU Chile Limitada and /b/ Embotelladoras Chilenas Unidas S.A.

f.	Maintain a nominal installed capacity for the production without distinction of Beers and/or non-alcoholic Beverages and/or Nectars and/or Mineral and/or Packaged Waters, Hereinafter, the "Essential Businesses" equal to and not inferior to either with respect to one or more of the aforementioned categories or all of them together, 15.9 million hectoliters per year.

g.	Maintain directly or through a Subsidiary, the ownership of the trademark "CRISTAL", brand or word, for beer, in class 32 of the International Classifier of Products and Services for the registration of trademarks.

h.	The Issuer shall not make investments in instruments issued by "related parties" other than its subsidiaries, nor to carry out with them other transactions outside its normal line of business, under conditions other than those established in Title XVI of the Corporations Law.

As of December 31, 2024, the Company was in compliance with the financial covenants.

F- 104

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

Note 22 Right of use assets and Lease liabilities

Right of use assets

The net book value of lands, buildings, machinery, fixtures and accessories, and other property, plant and equipment corresponds to financial lease contracts. The movement for assets by right of use is as follows:

	Land and buildings	Machinery	Fixtures, accessories and other properties, plants and equipment	Total
	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2023
Historic cost	44,902,809	8,686,624	5,697,398	59,286,831
Accumulated depreciation	(16,224,686)	(5,913,230)	(2,282,944)	(24,420,860)
Book Value	28,678,123	2,773,394	3,414,454	34,865,971
Additions	9,761,428	2,049,490	285,144	12,096,062
Additions for business combinations (historic cost) (2)	-	-	26,726	26,726
Conversion effect historic (cost)	(3,605,945)	(5,279,722)	14,083	(8,871,584)
Depreciation (*)	(7,720,353)	(1,576,613)	(1,684,616)	(10,981,582)
Conversion effect (depreciation)	1,998,626	2,694,334	(7,316)	4,685,644
Others increases (decreases) (1)	1,844,506	1,888,499	296,829	4,029,834
Divestitures (cost)	(144,097)	-	-	(144,097)
Divestitures (depreciation)	38,247	-	-	38,247
Sub-Total	2,172,412	(224,012)	(1,069,150)	879,250
Book Value	30,850,535	2,549,382	2,345,304	35,745,221
As of December 31, 2023
Historic cost	51,646,199	8,632,533	6,204,646	66,483,378
Accumulated depreciation	(20,795,664)	(6,083,151)	(3,859,342)	(30,738,157)
Book Value	30,850,535	2,549,382	2,345,304	35,745,221

As of December 31, 2024
Additions	14,742,255	710,231	3,875,974	19,328,460
Additions for business combinations (historic cost) (2)	119,480	-	-	119,480
Conversion effect historic (cost)	(394,723)	(493,868)	(16,876)	(905,467)
Depreciation (*)	(8,414,007)	(2,156,709)	(1,403,956)	(11,974,672)
Conversion effect (depreciation)	254,338	345,043	(6,199)	593,182
Others increases (decreases) (1)	716,535	1,656,746	61,076	2,434,357
Divestitures (cost)	(293,531)	(264,372)	(250,557)	(808,460)
Depreciation of disposals of assets for right of use	183,848	181,719	119,504	485,071
Sub-Total	6,914,195	(21,210)	2,378,966	9,271,951
Book Value	37,764,730	2,528,172	4,724,270	45,017,172
As of December 31, 2024
Historic cost	67,640,867	12,451,324	9,861,206	88,653,397
Accumulated depreciation	(29,876,137)	(9,923,152)	(5,136,936)	(44,936,225)
Book Value	37,764,730	2,528,172	4,724,270	45,017,172
(1)	It corresponds mainly to the financial effect of the application of IAS 29 “Financial Information in Hyperinflationary Economies.
(2)	See Note 1 - General information, letter C), number (4) as of December 31, 2024 and number (5) as of December 31, 2023.
(*)	This amount includes ThCh$ 331,402 (ThCh$ 849,277 as of December 31, 2023) for depreciation activated by agricultural assets, associated to the cost of sale of wine.

F- 105

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

Lease liabilities

Lease libialities that accrue interest classified by type of obligation and by their classification in the Consolidated Statement of Financial Position are the following:

	As of December 31, 2024		As of December 31, 2023
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Lease liabilities (1)	9,451,551	39,782,317	7,142,360	34,061,739
Total	9,451,551	39,782,317	7,142,360	34,061,739
(1)	See Note 5 - Risk administration.

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

The book value, nominal value, and interest rates of these lease liabilities are as follows:

Current lease liabilities

As of December 31, 2024

Lease liabilities at book value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Lease liabilities
79.862.750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	16,426	50,596	67,022	Monthly	4.49
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	150,334	459,014	609,348	Monthly	4.77
Subtotal							166,760	509,610	676,370
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	266,922	126,904	393,826	Monthly	4.45
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	1,687,789	4,611,407	6,299,196	Monthly	4.09
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	165,634	381,028	546,662	Monthly	4.00
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	111,701	290,702	402,403	Monthly	0.66
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	196,759	590,279	787,038	Monthly	0.08
0-E	CCU and subsidiaries	Paraguay	-	Suppliers of PPE	Paraguay	PYG	41,095	124,228	165,323	Monthly	0.10
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	45,183	135,550	180,733	Monthly	3.18
Subtotal (leases IFRS )							2,515,083	6,260,098	8,775,181
Total							2,681,843	6,769,708	9,451,551
(*)	The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

F- 106

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

Lease liabilities at nominal value:

							Maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization
							ThCh$	ThCh$	ThCh$
Lease liabilities
79,862,750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	17,933	53,801	71,734	Monthly
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	332,723	998,169	1,330,892	Monthly
Subtotal							350,656	1,051,970	1,402,626
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	325,604	274,379	599,983	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	1,432,326	3,336,686	4,769,012	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	527,860	1,517,399	2,045,259	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	230,259	633,511	863,770	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	245,335	736,004	981,339	Monthly
0-E	CCU and subsidiarias	Paraguay	-	Suppliers of PPE	Paraguay	PYG	51,708	150,184	201,892	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	54,132	162,396	216,528	Monthly
Subtotal (leases IFRS )							2,867,224	6,810,559	9,677,783
Total							3,217,880	7,862,529	11,080,409

As of December 31, 2023

Lease liabilities at book value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Financial leases obligations
79.862.750-3	Transportes CCU Limitada	Chile	97.030.000-7	Banco del Estado de Chile	Chile	UF	46,742	58,352	105,094	Monthly	2.14
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	99.012.000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	138,201	421,929	560,130	Monthly	3.95
Subtotal							184,943	480,281	665,224
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	81,801	96,742	178,543	Monthly	2.61
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	10,764	32,291	43,055	Monthly	1.80
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	1,508,830	3,748,411	5,257,241	Monthly	2.96
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	94,946	284,840	379,786	Monthly	3.17
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	103,598	181,762	285,360	Monthly	33.61
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	64,814	160,461	225,275	Monthly	16.33
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	34,985	72,891	107,876	Monthly	0.84
Subtotal (leases IFRS )							1,899,738	4,577,398	6,477,136
Total							2,084,681	5,057,679	7,142,360
(*)	The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

Lease liabilities at nominal value:

							Maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization
							ThCh$	ThCh$	ThCh$
Financial leases obligations
79.862.750-3	Transportes CCU Limitada	Chile	97.030.000-7	Banco del Estado de Chile	Chile	UF	49,257	64,180	113,437	Monthly
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	99.012.000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	318,629	955,887	1,274,516	Monthly
Subtotal							367,886	1,020,067	1,387,953
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	86,780	111,905	198,685	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	10,767	32,301	43,068	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	1,585,174	4,222,379	5,807,553	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	31,917	95,753	127,670	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	209,906	481,331	691,237	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	83,515	206,356	289,871	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	41,835	88,294	130,129	Monthly
Subtotal (leases IFRS )							2,049,894	5,238,319	7,288,213
Total							2,417,780	6,258,386	8,676,166

F- 107

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

Non-current lease liabilities

As of December 31, 2024

Lease liabilities at book value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Lease liabilities
79,862,750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	52,636	-	-	52,636	Monthly	2.14
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	1,285,168	1,379,838	18,428,958	21,093,964	Monthly	3.95
Subtotal							1,337,804	1,379,838	18,428,958	21,146,600
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	19,321	-	-	19,321	Monthly	4.16
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	7,623,227	4,241,420	1,422,083	13,286,730	Monthly	4.09
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	366,173	349,822	1,017,761	1,733,756	Monthly	4.00
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	326,100	107,311	-	433,411	Monthly	0.66
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	1,545,505	1,082,238	-	2,627,743	Monthly	0.08
0-E	CCU and subsidiaries	Paraguay	-	Suppliers of PPE	Paraguay	PYG	157,168	93,548	-	250,716	Monthly	0.10
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	284,040	-	-	284,040	Monthly	3.18
Subtotal (leases IFRS )							10,321,534	5,874,339	2,439,844	18,635,717
Total							11,659,338	7,254,177	20,868,802	39,782,317
(*)	The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

Lease liabilities at nominal value:

							Maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization
							ThCh$	ThCh$	ThCh$	ThCh$
Lease liabilities
79,862750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	53,800	-	-	53,800	Monthly
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	2,661,784	2,661,784	24,177,873	29,501,441	Monthly
Subtotal							2,715,584	2,661,784	24,177,873	29,555,241
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	504,286	140,151	-	644,437	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	5,372,599	2,661,773	626,856	8,661,228	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	2,138,893	1,188,049	1,357,385	4,684,327	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	918,048	524,460	-	1,442,508	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	1,780,137	1,249,933	-	3,030,070	Monthly
0-E	CCU and subsidiarias	Paraguay	-	Suppliers of PPE	Paraguay	PYG	193,267	104,757	-	298,024	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	333,391	-	-	333,391	Monthly
Subtotal (leases IFRS )							11,240,621	5,869,123	1,984,241	19,093,985
Total							13,956,205	8,530,907	26,162,114	48,649,226

As of December 31, 2023

Lease liabilities at book value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Financial leases obligations
79.862.750-3	Transportes CCU Limitada	Chile	97.030.000-7	Banco del Estado de Chile	Chile	UF	119,659	-	-	119,659	Monthly	2.14
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	99.012.000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	1,224,345	1,224,345	18,420,051	20,868,741	Monthly	3.95
Subtotal							1,344,004	1,224,345	18,420,051	20,988,400
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	6,824,508	2,701,396	943,701	10,469,605	Monthly	2.96
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	449,743	322,646	1,011,076	1,783,465	Monthly	3.17
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	260,266	89,050	43,906	393,222	Monthly	33.61
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	347,908	2,668	-	350,576	Monthly	16.33
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	76,471	-	-	76,471	Monthly	0.84
Subtotal (leases IFRS )							7,958,896	3,115,760	1,998,683	13,073,339
Total							9,302,900	4,340,105	20,418,734	34,061,739
(*)	The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

F- 108

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

Lease liabilities at nominal value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization
							ThCh$	ThCh$	ThCh$	ThCh$
Financial leases obligations
79.862.750-3	Transportes CCU Limitada	Chile	97.030.000-7	Banco del Estado de Chile	Chile	UF	125,536	-	-	125,536	Monthly
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	99.012.000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	2,549,031	2,549,030	24,640,634	29,738,695	Monthly
Subtotal							2,674,567	2,549,030	24,640,634	29,864,231
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	Euros	12,108	-	-	12,108	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	8,394,381	2,996,536	1,170,637	12,561,554	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	129,859	78,664	446,295	654,818	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	946,597	520,514	260,980	1,728,091	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	402,941	5,028	-	407,969	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	97,377	-	-	97,377	Monthly
Subtotal (leases IFRS )							9,983,263	3,600,742	1,877,912	15,461,917
Total							12,657,830	6,149,772	26,518,546	45,326,148

Below is the detail of future payments and the value of lease liabilities:

	As of December 31, 2024
	Gross Amount	Interest	Value
	ThCh$	ThCh$	ThCh$
0 to 3 months	3,217,880	536,037	2,681,843
3 months to 1 year	7,862,529	1,092,821	6,769,708
Over 1 year to 3 years	13,956,205	2,296,867	11,659,338
Over 3 years to 5 years	8,530,907	1,276,730	7,254,177
More than 5 years	26,162,114	5,293,312	20,868,802
Total	59,729,635	10,495,767	49,233,868

	As of December 31, 2023
	Gross Amount	Interest	Value
	ThCh$	ThCh$	ThCh$
0 to 3 months	2,417,780	333,099	2,084,681
3 months to 1 year	6,258,386	1,200,707	5,057,679
Over 1 year to 3 years	12,657,830	3,354,930	9,302,900
Over 3 years to 5 years	6,149,772	1,809,667	4,340,105
More than 5 years	26,518,546	6,099,812	20,418,734
Total	54,002,314	12,798,215	41,204,099

F- 109

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

Reconciliation of liabilities arising from financing activities:

	As of December 31, 2023	Flows			Accrual of interest	Change in foreign currency and unit per adjustment	Additions for business combinations (1)	Increase through new leases	Others	As of December 31, 2024
		Payments		Acquisitions
		Principal	Interest
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Others financial liabilities
Current
Bank borrowings	24,494,870	(43,967,653)	(15,109,004)	52,903,303	13,662,655	1,304,411	-	-	7,969,029	41,257,611
Bond payable	38,650,859	-	(31,266,863)	-	31,803,416	1,755,653	-	-	57,490,089	98,433,154
Lease liabilities	7,142,360	(16,274,873)	(1,902,393)	-	1,598,887	2,204,844	119,480	3,626,892	12,936,354	9,451,551
Total others financial liabilities current	70,288,089	(60,242,526)	(48,278,260)	52,903,303	47,064,958	5,264,908	119,480	3,626,892	78,395,472	149,142,316
Non-current
Bank borrowings	174,074,170	(1,939,484)	-	-	-	8,762	-	-	(5,496,124)	166,647,324
Bond payable	1,050,838,488	(28,398,859)	-	-	-	94,054,380	-	-	(57,490,089)	1,059,003,920
Lease liabilities	34,061,739	-	-	-	-	3,803,328	-	15,701,568	(13,784,318)	39,782,317
Total others financial liabilities non-current	1,258,974,397	(30,338,343)	-	-	-	97,866,470	-	15,701,568	(76,770,531)	1,265,433,561
Total Others financial liabilities	1,329,262,486	(90,580,869)	(48,278,260)	52,903,303	47,064,958	103,131,378	119,480	19,328,460	1,624,941	1,414,575,877
(1)	See Note 1 - General Information letter C), number (12).

	As of December 31, 2022	Flows			Accrual of interest	Change in foreign currency and unit per adjustment	Additions for business combinations (1)	Increase through new leases	Others	As of December 31, 2023
		Payments		Acquisitions
		Principal	Interest
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Others financial liabilities
Current
Bank borrowings	134,737,116	(86,424,860)	(18,541,141)	68,928,016	13,887,323	2,258,552	-	-	(90,350,136)	24,494,870
Bond payable	30,871,086	(26,621,937)	(32,003,201)	-	32,044,502	660,734	-	-	33,699,675	38,650,859
Lease liabilities	9,120,616	(10,704,270)	(1,647,488)	-	1,808,779	(1,289,212)	26,726	3,224,024	6,603,185	7,142,360
Total others financial liabilities current	174,728,818	(123,751,067)	(52,191,830)	68,928,016	47,740,604	1,630,074	26,726	3,224,024	(50,047,276)	70,288,089
Non-current
Bank borrowings	84,839,970	(10,000,000)	-	8,219,455	-	6,775	-	-	91,007,970	174,074,170
Bond payable	1,081,682,928	(36,373,728)	-	-	-	39,228,963	-	-	(33,699,675)	1,050,838,488
Lease liabilities	31,306,552	-	-	-	-	2,824,911	-	8,872,038	(8,941,762)	34,061,739
Total others financial liabilities non-current	1,197,829,450	(46,373,728)	-	8,219,455	-	42,060,649	-	8,872,038	48,366,533	1,258,974,397
Total Others financial liabilities	1,372,558,268	(170,124,795)	(52,191,830)	77,147,471	47,740,604	43,690,723	26,726	12,096,062	(1,680,743)	1,329,262,486
(1)	See Note 1 - General Information letter C), number (5).

F- 110

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

	As of December 31, 2021	Flows			Accrual of interest	Change in foreign currency and unit per adjustment	Additions for business combinations	Increase through new leases	Others	As of December 31, 2022
		Payments		Acquisitions
		Principal	Interest
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$			ThCh$	ThCh$
Others financial liabilities
Current
Bank borrowings	76,169,204	(73,375,368)	(7,972,184)	46,843,478	14,857,608	28,076	-	-	78,186,302	134,737,116
Bond payable	8,087,630	(5,975,742)	(18,250,558)	-	26,872,771	1,559,386	-	-	18,577,599	30,871,086
Lease liabilities	6,152,361	(9,663,757)	(1,792,084)	-	1,721,895	1,093,203	-	4,796,273	6,812,725	9,120,616
Total others financial liabilities current	90,409,195	(89,014,867)	(28,014,826)	46,843,478	43,452,274	2,680,665	-	4,796,273	103,576,626	174,728,818
Non-current
Bank borrowings	114,492,596	-	-	49,445,891	-	19,585	-	-	(79,118,102)	84,839,970
Bond payable	339,740,414	-	-	686,832,951	-	73,687,162	-	-	(18,577,599)	1,081,682,928
Lease liabilities	29,009,023	-	-	-	-	3,823,816	-	7,296,971	(8,823,258)	31,306,552
Total others financial liabilities non-current	483,242,033	-	-	736,278,842	-	77,530,563	-	7,296,971	(106,518,959)	1,197,829,450
Total Others financial liabilities	573,651,228	(89,014,867)	(28,014,826)	783,122,320	43,452,274	80,211,228	-	12,093,244	(2,942,333)	1,372,558,268

F- 111

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

Note 23 Trade and other payables

Trade and other payables are detailed as follows:

	As of December 31, 2024		As of December 31, 2023
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Suppliers	423,583,701	45,275	361,637,804	88,596
Trade an other current payables	423,583,701	45,275	361,637,804	88,596
Withholdings payable	91,303,484	-	73,336,359	-
Trade accounts payable withholdings	91,303,484	-	73,336,359	-
Total	514,887,185	45,275	434,974,163	88,596

Note 24 Other provisions

Provisions recorded in the consolidated statement of financial position are detailed as follows:

	As of December 31, 2024		As of December 31, 2023
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Litigation	217,491	2,535,825	256,669	68,662
Others	2,244,058	255,255	2,244,058	148,910
Total	2,461,549	2,791,080	2,500,727	217,572

The changes in provisions are detailed as follows:

	Litigation (*)	Others	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2023	496,302	2,539,796	3,036,098
Incorporated	272,044	281,812	553,856
Used	(162,221)	-	(162,221)
Released	(52,542)	(440,137)	(492,679)
Conversion effect	(228,252)	11,497	(216,755)
Changes	(170,971)	(146,828)	(317,799)
As of December 31, 2023	325,331	2,392,968	2,718,299
As of December 31, 2024
Additions for business combinations (1)	1,691,168	-	1,691,168
Incorporated	1,171,424	8,055	1,179,479
Used	(359,986)	-	(359,986)
Released	(70,013)	-	(70,013)
Conversion effect	(4,608)	98,290	93,682
Changes	2,427,985	106,345	2,534,330
As of December 31, 2024	2,753,316	2,499,313	5,252,629
(1)	See Note 1 - General information, letter C), number (12) .
(*)	See Note 35 - Contingencies and commitments.

F- 112

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

The maturities of provisions as of December 31, 2024, are detailed as follows:

	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$
Less than one year	217,491	2,244,058	2,461,549
Between 1 and 5 years	576,140	255,255	831,395
More than 5 years	1,959,685	-	1,959,685
Total	2,753,316	2,499,313	5,252,629

The maturities of provisions as of December 31, 2023, are detailed as follows:

	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$
Less than one year	256,669	2,244,058	2,500,727
Between 1 and 5 years	44,991	148,910	193,901
More than 5 years	23,671	-	23,671
Total	325,331	2,392,968	2,718,299

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

Note 25 Income taxes

Tax receivables

Taxes receivables are detailed as follows:

	As of December 31, 2024	As of December 31, 2023
	ThCh$	ThCh$
Refundable tax previous year	5,069,480	7,124,688
Tax payments in advance	13,614,626	20,322,040
Benefits for tax losses	47,921	764,712
Others credits	936,169	574,807
Total	19,668,196	28,786,247

F- 113

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

Current tax liabilities

Tax payables are detailed as follows:

	As of December 31, 2024	As of December 31, 2023
	ThCh$	ThCh$
Income tax	35,372,112	5,968,227
Monthly tax payment in advance	3,784,513	3,056,567
Tax under Article N° 21	345,248	214,732
Others	1,608,298	699,138
Total	41,110,171	9,938,664

Tax expense

The detail of income tax and deferred income tax expense is as follows:

	For the years ended as of December 31,
	2024	2023	2022
	ThCh$	ThCh$	ThCh$
Deferred taxes	58,777,006	35,969,675	24,029,239
Prior year adjustments	(601,553)	418,002	(1,106,853)
Tax loss benefits	15,677,770	17,131,132	15,425,726
Total deferred tax income (expense)	73,853,223	53,518,809	38,348,112
Current tax expense	(62,837,194)	(37,775,488)	(38,717,929)
Prior year adjustments	(955)	(476,066)	105,874
Total (expense) income for current taxes	(62,838,149)	(38,251,554)	(38,612,055)
(Expense) income from income tax	11,015,074	15,267,255	(263,943)

Deferred taxes related to items charged or credited directly to the Consolidated Statement of Comprehensive Income are detailed as follows:

	For the years ended as of December 31,
	2024	2023	2022
	ThCh$	ThCh$	ThCh$
Net income from cash flow hedge	(1,281,621)	1,182,375	3,352,151
Actuarial gains and losses deriving from defined benefit plans	377,337	(360,233)	1,981,923
(Charge) credit to equity	(904,284)	822,142	5,334,074

F- 114

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

Efective Rate

The Company’s effective income tax rate expense for the twelve months ended December 31, 2024, 2023 and 2022 represents 5.30%, 14.80% and 0.20% respectively of income before taxes. The following is reconciliation between such effective tax rate and the statutory tax rate valid in Chile.

	For the years ended as of December 31,
	2024		2023		2022
	ThCh$	Rate %	ThCh$	Rate %	ThCh$	Rate %
Income before taxes	165,529,723		103,158,188		135,748,395
Income tax using the statutory rate	(44,693,025)	27.00	(27,852,711)	27.00	(36,652,067)	27.00
Adjustments to reach the effective rate
Tax effect of permanent differences, net	37,787,116	(21.75)	38,422,245	(37.25)	37,221,335	(27.42)
(Provisional) reversal of deferred taxes	16,375,910	(9.71)	592,008	(0.57)	1,361,100	(1.00)
Effect of tax rates in foreing subsidiaries	2,147,581	(1.20)	4,163,777	(4.04)	(1,193,332)	0.88
Prior year adjustments	(602,508)	0.36	(58,064)	0.06	(1,000,979)	0.74
Income tax (expense) benefit	11,015,074	(5.30)	15,267,255	(14.80)	(263,943)	0.20

Deferred taxes

Deferred tax assets and liabilities included in the Consolidated Financial Statements are detailed as follows:

	As of December 31, 2024	As of December 31, 2023
	ThCh$	ThCh$
Deferred tax assets
Impairment provision of accounts receivable	2,244,752	2,062,740
Others non-tax expenses	38,242,480	32,959,493
Benefits to staff	17,657,925	14,917,361
Inventory valuation	2,480,489	3,340,389
Intangibles	307,587	248,173
Property, Plant and Equipment	2,782,089	799,320
Deferred taxes related to assets arising from a single transaction	14,804,824	11,603,601
Others assets	3,642,101	4,638,443
Tax loss carryforwards	54,728,018	31,814,137
Subtotal by deferred tax assets	136,890,265	102,383,657
Deferred tax liabilities offset	(95,341,186)	(73,931,999)
Total assets from deferred taxes	41,549,079	28,451,658

Deferred taxes liabilities
Property, Plant and Equipment	133,958,756	107,027,820
Agricultural operation expenses	11,980,659	12,287,741
Manufacturing indirect activation costs	2,191,705	1,167,234
Intangibles	48,661,856	20,166,939
Deferred taxes related to liabilities arising from a single transaction	13,879,287	10,290,501
Others liabilities	12,625,602	9,348,659
Subtotal by deferred tax liabilities	223,297,865	160,288,894
Deferred tax assets offset	(95,341,186)	(73,931,999)
Total liabilities from deferred taxes	127,956,679	86,356,895
Total	(86,407,600)	(57,905,237)

No deferred taxes have been recorded for temporary differences between the taxes and accounting value generated by investments in subsidiaries; consequently, deferred tax is not recognized for the translation adjustments or investments in joint ventures and associates.

F- 115

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

In accordance with current tax laws in Chile, tax losses do not expire and can be applied indefinitely, Argentina, Uruguay and Paraguay tax losses expire after 5 years and Bolivia tax losses expire after 3 years.

Changes in deferred tax assets are detailed as follows:

Analysis of the deferred tax movement during the year	ThCh$
As of January 1, 2023	(85,502,621)
Others increases (decreases) (1)	(48,197,458)
Deferred tax losses tax absorption	(559,054)
Deferred income tax credit	53,518,809
Conversion effect	23,731,521
Deferred taxes against equity	(360,233)
Deferred income tax on business combinations (2)	(536,201)
Sub-Total	27,597,384
As of December 31, 2023	(57,905,237)

As of January 1, 2024
Deferred income tax credit	73,853,223
Conversion effect	(12,341,702)
Deferred taxes against equity	377,337
Deferred income tax on business combinations (3)	320,196
Others increases (decreases) (1)	(90,711,417)
Sub-Total	(28,502,363)
As of December 31, 2024	(86,407,600)
(1)	Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies.
(2)	See Note 1 - General information, letter C), number (5).
(3)	See Note 1 - General information, letter C), numbers (4) and (12).

International Tax Reform - Pillar Two Model Rules

The Company has assessed the application of IAS 12 "Income Taxes" on the International Tax Reform (Pillar Two model rules), which aims to ensure that multinational groups pay a minimum effective tax rate of 15%. Based on the analysis performed, no impacts have been identified on Compañía Cervecerías Unidas S.A. or in the countries in which it operates.

The Company will continue to monitor the impact of Pillar Two and will adjust its policies and estimates as necessary to comply with the new tax rules.

F- 116

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

Note 26 Employee Benefits

The Company grants short term and employment termination benefits as part of its compensation policies.

The Parent Company and its subsidiaries have collective agreements with their employees, which establish the compensation and/or short–term and long-term benefits for their staff, the main features of which are described below:

▪	Short-term benefits are generally based on combined plans or agreements, designed to compensate benefits received, such as paid vacation, annual performance bonuses and compensation through annuities.

▪	Long-term benefits are plans or agreements mainly intended to cover the post-employment benefits generated at the end of the labor relationship, be it by voluntary resignation or death of personnel hired.

The cost of such benefits is charged against income, in the “Personnel Expense” item.

As of December 31, 2024 and 2023, the total staff benefits recorded in the Consolidated Statement of Financial Position is detailed as follows:

Employees’ Benefits	As of December 31, 2024		As of December 31, 2023
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Short term benefits	47,861,302	-	38,317,445	-
Employment termination benefits	606,645	48,032,415	395,848	39,586,368
Total	48,467,947	48,032,415	38,713,293	39,586,368

Short - term benefits

Short-term benefits are mainly comprised of recorded vacation (on accruals basis), bonuses and share compensation, Such benefits are recorded when the obligation is accrued and are usually paid within a 12-month periods, consequently, they are not discounted.

The total short-term benefits recorded in the Consolidated Statement of Financial Position are detailed as follows:

Short-Term Employees’ Benefits	As of December 31, 2024	As of December 31, 2023
	ThCh$	ThCh$
Vacation	20,729,130	16,987,082
Bonus and compensation	27,132,172	21,330,363
Total	47,861,302	38,317,445

The Company records staff vacation cost on an accrual basis.

Severance Indemnity

The Company records a liability for the payment of an irrevocable severance indemnity, originated by collective and individual agreements entered into with certain groups of employees. Such obligation is determined by means of the current value of the benefit accrued cost, a method that considers several factors for the calculation such as estimates of future continuance, mortality rates, future salary increases and discount rates. The Company periodically evaluates the above-mentioned factors based on historical data and future projections, making adjustments that apply when checking changes sustained trend. The so-determined value is presented at the current value by using the severance benefits accrued method. The discount rate is determined by reference to market interest rates curves for high quality entrepreneurial bonds. The discount rate in Chile was a 6.52% and the Argentina of a 35.79%  for the year ended on December 31, 2024 (in Chile 7.35% and the Argentina of a 214.08% December 31, 2023).

F- 117

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

The obligation recorded for severance indemnity is detailed as follows:

Severance Indemnity	As of December 31, 2024	As of December 31, 2023
	ThCh$	ThCh$
Current	606,645	395,848
Non-current	48,032,415	39,586,368
Total	48,639,060	39,982,216

The change in the severance indemnity is detailed as follows:

Severance Indemnity	ThCh$

Balance as of January 1, 2023	42,772,862
Current cost of service	4,191,738
Interest cost	4,438,416
Actuarial (gain) losses	(1,454,372)
Paid-up benefits	(7,099,274)
Past service cost	453,213
Conversion effect	(3,320,367)
Changes	(2,790,646)
As of December 31, 2023	39,982,216
Current cost of service	4,274,039
Interest cost	5,899,859
Actuarial (gain) losses	1,581,040
Paid-up benefits	(3,835,681)
Past service cost	640,033
Conversion effect	(130,122)
Others	227,676
Changes	8,656,844
As of December 31, 2024	48,639,060

The figures recorded in the Consolidated Statement of Income, are detailed as follows:

Expense recognized for severance indemnity	For the years ended as of December 31,
	2024	2023	2022
	ThCh$	ThCh$	ThCh$
Current cost of service	4,274,039	4,191,738	3,672,626
Past service cost	640,033	453,213	605,174
Non-provided paid benefits	17,847,114	13,582,343	7,277,848
Others	580,072	895,162	909,255
Total expense recognized in Consolidated Statement of Income	23,341,258	19,122,456	12,464,903

F- 118

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

Actuarial Assumptions

As mentioned in Note 2 - Summary of significant accounting policies, 2.20, the severance payment obligation is recorded at its actuarial value. The main actuarial assumptions used for the calculation of the severance indemnity obligation are detailed as follows:

Actuarial Assumptions			Chile		Argentina
			As of December 31, 2024	As of December 31, 2023	As of December 31, 2024	As of December 31, 2023

Mortality table			RV-2020	RV-2020	Gam '83	Gam '83
Annual interest rate			6.52%	7.35%	35.79%	214.08%
Voluntary employee turnover rate			4.3%	4.3%	"ESA 77 Ajustada" - 50%	"ESA 77 Ajustada" - 50%
Company’s needs rotation rate			6.1%	6.1%	"ESA 77 Ajustada" - 50%	"ESA 77 Ajustada" - 50%
Salary increase (*)			3.7%	3.7%	28.10%	196.33%
Estimated retirement age for (*)	Officers		60	60	60	60
	Others	Male	65	65	65	65
		Female	60	60	60	60
(*)	Weighted average of the Company.

Sensitivity Analysis

The Following is a sensitivity analysis based on increased (decreased) of 1% on the discount rate:

Sensitivity Analysis	As of December 31, 2024	As of December 31, 2023
	ThCh$	ThCh$
1% increase in the discount rate (gain)	2,776,350	2,389,048
1% decrease in the discount rate (loss)	(3,175,614)	(2,725,833)

Personnel expense

The amounts recorded in the Consolidated Statement of Income are detailed as follows:

Personal expense	For the years ended as of December 31,
	2024	2023	2022
	ThCh$	ThCh$	ThCh$
Salaries	284,190,315	242,900,374	243,047,677
Employees’ short-term benefits	48,942,390	36,662,817	39,461,401
Total expenses for short-term employee benefits	333,132,705	279,563,191	282,509,078
Employments termination benefits	23,341,258	19,122,456	12,464,903
Others staff expense	65,620,357	46,858,251	53,747,292
Total (1)	422,094,320	345,543,898	348,721,273
(1)	See Note 30 - Natures of cost and expense.

F- 119

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

Note 27 Other non-financial liabilities

The total Other non-financial liabilities are detailed as follows:

	As of December 31, 2024		As of December 31, 2023
	Current	Non-current	Current	Non-current
	ThCh$		ThCh$	ThCh$
Parent dividend provisioned according to policy	37,055,482	-	20,864,709	-
Outstanding parent dividends (1)	1,256,119	-	1,332,403	-
Subsidiaries dividends according to policy	10,606,978	-	8,027,028	-
Total dividends payable	48,918,579	-	30,224,140	-
Income received in advance	1,215,681	4,355,981	1,438,831	3,987,705
Others	874,028	-	258,226	-
Total	51,008,288	4,355,981	31,921,197	3,987,705
(1)	See Note 28 - Common Shareholders’ Equity, dividends.

Note 28 Common Shareholders’ Equity

Subscribed and paid-up Capital

As of December 31, 2024, 2023 and 2022 the Company’s capital shows a balance of ThCh$ 562,693,346 divided into 369,502,872 shares of common stock without face value, entirely subscribed and paid-up. The Company has issued only one series of common shares. Such common shares are registered for trading at the Santiago Stock Exchange and the Chilean Electronic Stock Exchange, and at the New York Stock Exchange /NYSE), evidenced by ADS (American Depositary Shares), with an equivalence of two shares per ADS (See Note 1 - General information letter A)).

The Company has not issued any others shares or convertible instruments during the period, thus changing the number of outstanding shares as December 31, 2024, 2023 and 2022.

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

F- 120

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

The information used for the calculation of the earnings as per each basic and diluted share is as follows:

Earnings per share	For the years ended as of December 31,
	2024	2023	2022
Equity holders of the controlling company (ThCh$)	160,944,138	105,652,728	118,168,351
Weighted average number of shares	369,502,872	369,502,872	369,502,872
Basic earnings per share (in Chilean pesos)	435.57	285.93	319.80
Equity holders of the controlling company (ThCh$)	160,944,138	105,652,728	118,168,351
Weighted average number of shares	369,502,872	369,502,872	369,502,872
Diluted earnings per share (in Chilean pesos)	435.57	285.93	319.80

As of December 31, 2024, 2023 and 2022, the Company has not issued any convertible or other kind of instruments creating diluting effects.

Distributable net income

The distributable net income, in accordance with the Board of Directors, will be that reflected in the financial statements attributable to equity holders of the parents, without adjusting it.

Dividends

The Company’s dividends policy consists of annually distributing at least 50% of the net distributable profit of the year.

As of December 31, 2024, 2023 and 2022 the Company has distributed the following dividends:

Dividend Nº	Payment Date	Type of Dividend	Dividends per Share ($)	Related to FY
264	04-28-2022	Final	200.0000	2021
265	12-29-2022	Interim	135.1000	2022
266	04-27-2023	Final	24.80181	2022
267	11-29-2023	Interim	86.49907	2023
268	04-30-2024	Final	85.06042	2023
269	11-28-2024	Interim	117.5000	2024

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

At the Ordinary Shareholders' Meeting of Compañía Cervecerías Unidas S.A. held on April 17, 2024, the shareholders approved the distribution of a final Dividend No. 268 of Ch$ 85.06042 per share, for a total amount to be distributed of ThCh$ 31,430,069 charged against 2023’s Net income. This dividend was paid since April 30, 2024.

F- 121

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

At the Board of Directors’ Meeting of Compañía Cervecerías Unidas S.A. held on November 6, 2024, the shareholders approved the distribution of an interim Dividend No. 269 of Ch$ 117.5 per share, for a total amount to be distributed of ThCh$ 43,416,587. This dividend was paid since November 28, 2024.

Consolidated Statement of Comprehensive Income

Comprehensive income and expenses are detailed as follows:

Others Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Gains (losses) on cash flow hedges (1)	4,746,744	(1,281,621)	3,465,123
Gains (losses) on exchange differences on translation (1)	214,519,767	-	214,519,767
Gains (losses) from defined benefit plans	(1,581,040)	377,337	(1,203,703)
Total comprehensive income As of December 31, 2024	217,685,471	(904,284)	216,781,187

Others Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Gains (losses) on cash flow hedges (1)	(4,379,170)	1,182,375	(3,196,795)
Gains (losses) on exchange differences on translation (1)	(120,293,386)	-	(120,293,386)
Gains (losses) from defined benefit plans	1,454,372	(360,233)	1,094,139
Total comprehensive income As of December 31, 2023	(123,218,184)	822,142	(122,396,042)

Others Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Gains (losses) on cash flow hedges (1)	(12,415,374)	3,352,151	(9,063,223)
Gains (losses) on exchange differences on translation (1)	9,945,778	-	9,945,778
Gains (losses) from defined benefit plans	(7,103,125)	1,981,923	(5,121,202)
Total comprehensive income al December 31, 2022	(9,572,721)	5,334,074	(4,238,647)
(1)	These concepts will be reclassified to the Statement of Income when it’s settled.

Reserves affecting other comprehensive income (OCI)

The movement of other comprehensive income is detailed as follows:

a)	As of December 31, 2024:

Changes in Reserves affecting other comprehensive income	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Other reserves	Total other reservations

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balances as of January 1, 2024	(158,095,385)	(7,331,368)	(9,317,562)	(1,686,666)	(176,430,981)
Changes
Reclassification of OCI to the value of the hedged asset	-	4,657,447	-	-	4,657,447
Gains (losses) from defined benefit plans	-	-	(1,447,717)	-	(1,447,717)
Conversion of joint ventures and foreign subsidiaries	(59,151,707)	-	-	(1,568)	(59,153,275)
Inflation adjustment of subsidiaries in Argentina	267,829,919	-	-	-	267,829,919
Taxes	-	(1,257,511)	335,215	-	922,296
Equity holders of the parent	208,678,212	3,399,936	(1,112,502)	(1,568)	210,964,078
Total as of December 31, 2024	50,582,827	(3,931,432)	(10,430,064)	(1,688,234)	34,533,097
Non-controlling interests	5,841,556	65,187	(91,201)	1,568	5,817,110
Sub-total	214,519,767	3,465,123	(1,203,703)	-	216,781,188

F- 122

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

b)   As of December 31, 2023:

Changes in Reserves affecting other comprehensive income	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Other reserves	Total other reservations

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balances as of January 1, 2024	(40,039,090)	(4,180,961)	(10,351,094)	(1,686,855)	(56,258,000)
Changes
Change in fair value of hedging instrument recognized in OCI	-	(9,189,724)	-	-	(9,189,724)
Reclassification of the OCI to the result by function	-	4,874,098	-	-	4,874,098
Actuarial gains (losses) from defined benefit plans	-	-	1,371,350	-	1,371,350
Conversion of joint ventures and foreign subsidiaries	(484,980,912)	-	-	189	(484,980,723)
Inflation adjustment of subsidiaries in Argentina	366,924,617	-	-	-	366,924,617
Taxes	-	1,165,219	(337,818)	-	827,401
Equity holders of the parent	(118,056,295)	(3,150,407)	1,033,532	189	(120,172,981)
Total as of December 31, 2023	(158,095,385)	(7,331,368)	(9,317,562)	(1,686,666)	(176,430,981)
Non-controlling interests	(2,237,091)	(46,388)	60,607	(189)	(2,223,061)
Sub-total	(120,293,386)	(3,196,795)	1,094,139	-	(122,396,042)

c)	As of December 31, 2022:

Changes in Reserves affecting other comprehensive income	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Other reserves	Total other reservations

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balances as of January 1, 2024	(51,745,399)	5,110,606	(5,446,022)	(618,001)	(52,698,816)
Changes
Reclassification of OCI to the value of the hedged asset	-	(12,728,174)	-	-	(12,728,174)
Gains (losses) from defined benefit plans	-	-	(6,807,053)	-	(6,807,053)
Conversion of joint ventures and foreign subsidiaries	(217,911,312)	-	-	(1,068,854)	(218,980,166)
Inflation adjustment of subsidiaries in Argentina	229,617,621	-	-	-	229,617,621
Taxes	-	3,436,607	1,901,981	-	5,338,588
Equity holders of the parent	11,706,309	(9,291,567)	(4,905,072)	(1,068,854)	(3,559,184)
Total as of December 31, 2024	(40,039,090)	(4,180,961)	(10,351,094)	(1,686,855)	(56,258,000)
Non-controlling interests	(1,760,531)	228,344	(216,130)	1,068,854	(679,463)
Sub-total	9,945,778	(9,063,223)	(5,121,202)	-	(4,238,647)

Others Reserves

The reserves that are a part of the Company’s equity are as follows:

Reserve of exchange differences on translation: This reserve originated from the translation of foreign subsidiaries’ and joint ventures financial statements which functional currency is different from the presentation currency of the Consolidated Financial Statements and inflation adjustment of subsidiaries in Argentina. As of December 31, 2024, 2023 and 2022, it amounts to ThCh$ 50,582,827, negative of ThCh$ 158,095,385 and negative of ThCh$ 40,039,090, respectively.

Reserve of cash flows hedges: These reserves originate from the application of hedge accounting for financial instruments used as hedges. Hedging reserves are reversed at the end of the term of the derivative contracts or when the transaction ceases to qualify as hedge accounting, whichever occurs first. The effects of the Hedging reserves are reflected in to income statement. As of December 31, 2024, 2023 and 2022, the amounts in the balance related to Hedging reserves are negative of ThCh$ 3,931,432, ThCh$ 7,331,368 and ThCh$ 4,180,961, respectively, net of deferred taxes.

Reserve of Actuarial gains and losses on defined benefit plans: This reserve is originated from January 1, 2013, as a result of the application of the Amendment to IAS No. 19 and whose effect as of December 31, 2024, 2023 and 2022 is a negative reserve of ThCh$ 10,430,064, ThCh$ 9,317,562 and ThCh$ 10,351,094 respectively, net of deferred taxes.

F- 123

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

Other reserves: As of December 31, 2024, 2023 and 2022, the amount is a negative reserve of ThCh$ 40,170,939, ThCh$ 65,455,801 and ThCh$ 36,141,326, respectively. Such reserves relate mainly to the following concepts:

-	Adjustment due to re-assessment of fixed assets carried out in 1979 respectively (increase of ThCh$ 4,087,396).
-	Price level restatement of paid-up capital registered as of December 31, 2008, according to CMF Circular Letter No. 456 (decrease of ThCh$ 17,615,333).
-	Difference in purchase of shares of the subsidiary Viña San Pedro Tarapacá S.A. made during year 2012 and 2013 (increase of ThCh$ 9,779,475).
-	Difference in purchase of shares of the subsidiary Manantial S.A. made during year 2016 (decrease of ThCh$ 7,801,153).
-	Difference in purchase of shares of the Alimentos Nutrabien S.A. made during year 2016 (decrease of ThCh$ 5,426,209). On December 17, 2018 Food's and subsidiary CCU Investments S.A. sold their participation over Alimentos Nutrabien S.A. The aforementioned effect was accounted in result of the period.
-	Difference in purchase of shares of the subsidiary Viña San Pedro Tarapacá S.A. made during year 2018 and 2017 (decrease of ThCh$ 13,054,114 and ThCh$ 2,075,441, respectively).
-	On August 30, 2019, the subsidiary Cervecería Kunstmann S.A. (CK) acquired an additional 5.001% of Cervecería Szot SpA. As a result of the aforementioned, CK reached a total participation of 50.0004% on this subsidiary (increase of ThCh$ 60,887).
-	Difference in purchase of shares of Sáenz Briones and Cía. S.A.I.C. carried out on April 16, July 13 and August 9, 2021 (decrease of ThCh$ 7,199,525).
-	Difference in purchase of shares of Viña San Pedro Tarapacá S.A. carried out on September 10 and October 4, 2021 (increase of ThCh$ 245,244).
-	Difference in purchase of shares of Viña San Pedro Tarapacá S.A. carried out on September 7, 2022 (increase of ThCh$ 102,625) (See Note 1 General Information, letter C), number (13)).
-	Difference in purchase of shares of Bebidas del Paraguay S.A. carried out on March 10, 2023 (decrease of ThCh$ 908,438) (See Note 1 General Information, letter C), number (4)).
-	Record of the Put option agreement to exercise the acquisition of the total shareholding in the subsidiaries Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A. made on March 16, 2023 (decrease of ThCh$ 28,554,664 as of December 31, 2023) which was reversed on February 20, 2024 against the financial liability recorded (See Note 1 General Information, letter C), number (4)).
-	Difference from issuance of Aguas de Origen S.A. share premium on March 30, 2023 (increase of ThCh$ 148,443) (See Note 16 - Investments accounted for using equity method, number (3)).
-	Difference in purchase of shares of Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A. carried out on February 20, 2024 (decrease of ThCh$ 10,425,156) (See Note 1 General Information, letter C), number (4)).
-	Registration of a change in the shareholding of the subsidiary Cervecería Kunstmann S.A., of 10% of Cervecera Guayacán SpA made on April 26, 2024 (increase of ThCh$ 31,300) (See Note 1 General Information, letter C), number (9)).
-	Sale of shares of Cervecería Szot SpA. made on April 29, 2024 (decrease of ThCh$ 60,881) (See Note 1 General Information, letter C), number (10)).
-	Difference in purchase of shares of Viña San Pedro Tarapacá S.A. carried out on November 21, 2024 (increase of ThCh$ 681,186) (See Note 1 General Information, letter C), number (13)).
-	Sales of shares of Bebidas del Paraguay on December 11, 2024, which generated an effect on the Company’s equity of ThCh$ 7,166,503 (See Note 1 General Information, letter C), number (4)).

F- 124

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

Note 29 Non-controlling Interests

Non-controlling Interests are detailed as follows:

a.	Equity

Equity	As of December 31, 2024	As of December 31, 2023
	ThCh$	ThCh$
Viña San Pedro Tarapacá S.A.	43,663,968	41,631,934
Bebidas del Paraguay S.A. (1)	17,282,983	17,482,168
Aguas CCU-Nestlé Chile S.A.	28,814,742	27,624,099
Cervecería Kunstmann S.A.	11,083,795	10,832,080
Compañía Pisquera de Chile S.A.	11,887,306	10,055,062
Distribuidora del Paraguay S.A. (1)	2,950,600	1,954,734
D&D SpA. (2)	1,424,723	1,415,053
Aguas de Origen S.A. (3)	12,262,838	-
AV S.A. (1)	9,274,217	-
Bebidas Bolivianas BBO S.A.	7,054,461	6,211,874
Others	1,632,492	1,810,795
Total	147,332,125	119,017,799
(1)	See Note 1 - General information, letter C), number (4).
(2)	See Note 1 - General information, letter C), number (5).
(3)	See Note 1 - General information, letter C), number (12).

b.	Net income attributable to non-controlling interest

Result	For the years ended as of December 31,
	2024	2023	2022
	ThCh$	ThCh$	ThCh$
Aguas CCU-Nestlé Chile S.A.	11,939,712	9,428,103	6,876,759
Viña San Pedro Tarapacá S.A.	2,914,056	2,181,421	4,620,251
Cervecería Kunstmann S.A.	1,158,956	1,190,978	4,047,024
Compañía Pisquera de Chile S.A.	3,338,739	3,256,403	3,594,166
Sáenz Briones & Cía. S.A.I.C.	-	-	877
Distribuidora del Paraguay S.A.	1,101,369	(674,671)	(116,677)
Bebidas del Paraguay S.A.	(604,980)	547,873	682,236
D&D SpA.	90,647	324,466	-
Aguas de Origen S.A.	(1,444,250)	-	-
AV S.A.	53,082	-	-
Bebidas Bolivianas BBO S.A.	(2,956,395)	(3,462,444)	(2,342,555)
Others	9,723	(19,414)	(45,980)
Total	15,600,659	12,772,715	17,316,101

F- 125

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

c.	The Summarized financial information of non-controlling interest is detailed as follows:

Assets and Liabilities	As of December 31, 2024	As of December 31, 2023
	ThCh$	ThCh$
Assets and Liabilities
Current assets	813,042,655	725,627,672
Non-current assets	892,225,098	733,472,890
Current liabilities	549,971,229	409,331,274
Non-current liabilities	145,249,838	187,674,051

Dividends paid to noncontrolling interests	12,792,104	15,288,255

The main significant non-controlling interest is represented by Viña San Pedro Tarapacá S.A. with the following summarized financial information:

Assets and Liabilities	As of December 31, 2024	As of December 31, 2023
	ThCh$	ThCh$
Assets and Liabilities
Current assets	216,421,999	207,102,975
Non-current assets	243,013,446	226,340,932
Current liabilities	132,903,418	83,692,552
Non-current liabilities	32,108,567	77,620,530

Result	For the years ended as of December 31,
	2024	2023	2022
	ThCh$	ThCh$	ThCh$
Net sales	282,637,923	252,825,495	296,349,893
Net income of year	19,201,312	14,259,053	29,949,719

Dividend payed for Viña San Pedro Tarapacá S.A. are ThCh$ 7,137,366, ThCh$ 14,948,153 and ThCh$ 17,906,526, as of December 31, 2024, 2023 and 2022, respectively.

F- 126

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

Note 30 Nature of cost and expense

Operational cost and expenses grouped by nature are detailed as follows:

Costs and expenses by nature	For the years ended as of December 31,
	2024	2023	2022
	ThCh$	ThCh$	ThCh$
Direct cost	1,232,870,856	1,090,286,882	1,188,930,623
Personnel expense (1)	422,094,320	345,543,898	348,721,273
Transportation and distribution	377,004,558	332,820,614	379,499,418
Advertising and promotion	152,571,607	139,205,727	141,408,476
Depreciation and amortization	153,234,224	126,119,198	126,497,493
Materials and maintenance	95,149,680	75,253,468	75,247,644
Energy	43,893,542	36,071,907	56,131,568
Leases (2)	26,686,406	23,725,453	23,280,218
Others expenses (3)	178,570,881	147,665,534	145,571,745
Total	2,682,076,074	2,316,692,681	2,485,288,458
(1)	See Note 26 - Employee benefits.
(2)	Consists mainly of leases of real estate, machinery and equipment, which correspond to leases with remaining terms less than 12 months and/or with a value lower than USD 5,000.
(3)	This mainly includes technical advisory services, auditing services, legal and representation expenses, among others.

Note 31 Other income by function

Other income by function is detailed as follows:

Others incomes by function	For the years ended as of December 31,
	2024	2023	2022
	ThCh$	ThCh$	ThCh$
Sales of Property, plant and equipment (1)	29,796,171	853,594	923,035
Leases	397,922	357,838	693,976
Sale of glass and waste	1,542,280	1,126,636	1,400,115
Insurance claims recovery e Indemnities	1,241,536	165,979	183,505
Others (2)	7,233,601	1,915,742	2,084,035
Total	40,211,510	4,419,789	5,284,666
(1)	Sales of Property, plant and equipment include, among others, the effect of the sale of the portion of Quilicura land, See Note 14 - Non-current assets of disposal groups classified as held for sale, letter a).
(2)	This concept mainly encompasses discounts from prompt payments to suppliers, tour services and events.

F- 127

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

Note 32 Other Gains (Losses)

Other gains (losses) items are detailed as follows:

Other gains (losses)	For the years ended as of December 31,
	2024	2023	2022
	ThCh$	ThCh$	ThCh$
Results derivative contracts (1)	6,437,666	(9,064,032)	(10,059,147)
Marketable securities to fair value	164,604	96,444	(111,708)
Impairment (2)	-	-	(2,190,491)
Loss on liquidation of Argentine government bonds (3)	(6,316,771)	-	-
Others	(380,436)	(4,348,620)	(308,194)
Total	(94,937)	(13,316,208)	(12,669,540)
(1)	Under this concept there are ThCh$ 7,607,440 received (net), ThCh$ 7,335,638 and ThCh$ 2,577,652 paid (net) as of December 31, 2024 and 2023 and 2022 respectively, and these were recorded in the Consolidated Cash Flows Statement, under Operational activities, in line item Other cash movements.
(2)	It corresponds mainly to the impairment of the value of assets reclassified to non-current assets held for sale of the subsidiary Finca La Celia S.A., amounting to ThCh$ 641,682, plus the expenses incurred to the disposal of the asset out this operation amounting to ThCh$ 581,711. See Note 14 – Non current assets of disposal groups classified as held for sale, letter C).
(3)	It corresponds to the liquidation of a financial instrument (Bono BOPREAL), used to the payment of both tax debts and debts from imports of goods and services, according to what is established in the Com. A 7925 and Decree N°72 of the Republic of Argentina.

Note 33 Financial results

The financial results composition is detailed as follows:

Financial results	For the years ended as of December 31,
	2024	2023	2022
	ThCh$	ThCh$	ThCh$
Finance income	38,102,053	39,402,492	22,870,538
Finance costs	(97,165,278)	(77,023,048)	(75,930,875)
Gains (losses) on exchange differences	(17,797,269)	(65,944,570)	(20,173,381)
Result as per adjustment units	(10,722,033)	(14,025,895)	1,198,565

F- 128

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

Note 34 Effects of changes in currency exchange rate

Current assets are denominated in the following currencies:

CURRENT ASSETS	As of December 31, 2024	As of December 31, 2023
	ThCh$	ThCh$
Current assets
Cash and cash equivalents	707,122,815	618,154,016
CLP	131,104,956	90,360,822
USD	532,776,367	499,873,696
Euros	2,520,585	1,516,762
ARS	30,548,903	19,758,284
UYU	2,136,790	2,635,618
PYG	5,241,028	2,147,017
BOB	1,206,368	1,069,435
Others currencies	1,587,818	792,382
Others financial assets	11,899,281	7,440,650
CLP	822,288	467,851
UF	7,232,587	3,844,154
USD	3,783,635	442,366
Euros	26,092	3,553
PYG	-	2,656,724
Others currencies	34,679	26,002
Others non-financial assets	31,143,442	29,674,705
CLP	4,844,074	13,939,522
UF	-	1,362,467
USD	2,850,593	2,041,504
Euros	9,513,589	3,206,787
ARS	11,896,592	8,344,924
UYU	383,305	144,716
PYG	803,828	445,094
BOB	773,051	164,498
Others currencies	78,410	25,193
Trade and other current receivables	506,711,173	446,486,753
CLP	299,181,390	291,883,346
UF	360,586	54,212
USD	52,213,269	43,734,334
Euros	7,817,297	8,114,465
ARS	117,920,573	77,006,575
UYU	8,684,460	6,514,410
PYG	15,086,724	13,996,752
BOB	3,385,594	2,856,786
Others currencies	2,061,280	2,325,873
Accounts receivable from related parties	15,501,990	9,040,528
CLP	8,362,100	7,827,338
USD	2,207,523	13,136
Euros	29,204	115,166
ARS	11,689	1,084,888
PYG	4,790,036	-
Others currencies	101,438	-
Inventories	459,384,555	425,728,432
CLP	356,354,005	376,468,075
ARS	81,521,039	30,448,514
UYU	3,990,906	3,734,911
PYG	12,644,453	11,498,310
BOB	3,790,095	3,156,669
Others currencies	1,084,057	421,953
Biological assets	16,883,106	14,764,284
CLP	13,579,901	13,191,601
ARS	3,303,205	1,572,683
Current tax assets	19,668,196	28,786,247
CLP	6,792,673	22,123,418
USD	2,199	23,022
ARS	12,450,511	6,151,570
UYU	422,813	383,149
PYG	-	105,088
Non-current assets of disposal groups classified as held for sale	2,952,282	21,607,472
CLP	506,853	20,207,776
ARS	2,445,429	1,399,696
Total current assets	1,771,266,840	1,601,683,087

CLP	821,548,240	836,469,749
UF	7,593,173	5,260,833
USD	593,833,586	546,128,058
Euros	19,906,767	12,956,733
ARS	260,097,941	145,767,134
UYU	15,618,274	13,412,804
PYG	38,566,069	30,848,985
BOB	9,155,108	7,247,388
Others currencies	4,947,682	3,591,403
Total current assets by currencies	1,771,266,840	1,601,683,087

F- 129

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

Non-Current assets are denominated in the following currencies:

NON-CURRENT ASSETS	As of December 31, 2024	As of December 31, 2023
	ThCh$	ThCh$
Non-current assets
Others financial assets	30,060,601	29,981,745
UF	30,060,601	29,981,745
Trade and other non-current receivables	5,966,414	3,313,742
CLP	59,475	93,543
UF	2,245,560	2,207,319
ARS	3,661,379	1,012,880
Others non-financial assets	13,674,236	12,311,027
CLP	5,931,535	7,502,550
ARS	7,682,140	4,773,697
UYU	11,248	16,087
PYG	49,313	18,693
Accounts receivable from related parties	844,344	42,506
CLP	844,344	42,506
Investments accounted for using equity method	139,746,921	149,593,180
CLP	14,446,708	12,473,973
USD	896,458	863,171
ARS	1,380,017	9,694,302
Others currencies	123,023,738	126,561,734
Intangible assets other than goodwill	244,632,721	153,123,207
CLP	102,103,411	93,780,810
ARS	111,983,717	43,067,681
UYU	4,941,055	4,959,318
PYG	17,791,810	4,423,253
BOB	7,812,728	6,892,145
Goodwill	161,583,233	127,592,056
CLP	78,918,309	79,120,778
ARS	60,204,613	27,728,301
UYU	5,186,877	5,155,840
PYG	5,702,154	5,401,679
BOB	11,571,280	10,185,458
Property, plant and equipment (net)	1,522,708,449	1,273,987,695
CLP	1,014,562,371	990,106,233
ARS	430,015,212	219,700,188
UYU	15,961,195	14,989,123
PYG	31,224,130	22,799,672
BOB	30,933,801	26,379,198
Others currencies	11,740	13,281
Investment property	12,666,980	8,121,156
CLP	3,272,632	3,300,887
ARS	9,394,348	4,820,269
Right of use assets	45,017,172	35,745,221
CLP	2,288,216	2,365,647
UF	41,832,914	30,661,437
ARS	9,305	2,543,786
UYU	461,687	174,351
PYG	425,050	-
Deferred tax assets	41,549,079	28,451,658
CLP	32,066,798	24,961,135
USD	1,913,015	1,349,518
ARS	6,375,839	1,474,155
UYU	652,186	571,790
PYG	541,241	68,224
Others currencies	-	26,836
Total non-current assets	2,218,450,150	1,822,263,193

CLP	1,254,493,799	1,213,748,062
UF	74,139,075	62,850,501
USD	2,809,473	2,212,689
ARS	630,706,570	314,815,259
UYU	27,214,248	25,866,509
PYG	55,733,698	32,711,521
BOB	50,317,809	43,456,801
Others currencies	123,035,478	126,601,851
Total non-current assets by currencies	2,218,450,150	1,822,263,193

F- 130

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

Current liabilities are denominated in the following currencies:

CURRENT LIABILITIES	As of December 31, 2024		As of December 31, 2023
	Until 90 days	More the 91 days until 1 year	Until 90 days	More the 91 days until 1 year
	ThCh$	ThCh$	ThCh$	ThCh$
Current liabilities
Others financial liabilities	35,475,633	120,726,369	58,731,009	48,420,591
CLP	21,109,878	18,046,884	2,367,748	17,037,708
UF	3,428,771	87,012,122	3,242,883	28,374,241
USD	531,474	9,442,661	52,714,405	362,118
Euros	103,888	-	212,407	49,840
ARS	10,059,999	-	54,804	-
PYG	36,457	-	-	-
BOB	188,449	6,224,702	113,368	2,596,684
Others currencies	16,717	-	25,394	-
Current lease liabilities	2,681,843	6,769,708	2,084,679	5,057,681
CLP	283,348	177,500	81,801	96,742
UF	1,838,123	5,070,421	1,693,771	4,228,695
USD	362,393	971,307	159,760	445,300
Euros	-	-	10,764	32,291
ARS	111,701	290,702	103,598	181,762
UYU	45,183	135,550	34,985	72,891
PYG	41,095	124,228	-	-
Trade and other current payables	510,626,190	4,260,995	432,447,718	2,526,445
CLP	254,769,653	3,901,022	272,728,937	1,700,735
USD	80,195,669	180,830	48,552,262	307,940
Euros	9,814,496	584	10,018,064	88,592
ARS	144,463,472	-	84,199,465	-
UYU	3,778,079	-	3,941,952	-
PYG	10,349,752	21,289	8,050,252	21,859
BOB	5,882,964	157,270	4,833,519	407,319
Others currencies	1,372,105	-	123,267	-
Accounts payable to related parties	36,417,518	-	55,140,630	-
CLP	10,046,312	-	7,638,951	-
USD	2,794,220	-	4,045,747	-
Euros	21,010,350	-	34,075,498	-
ARS	242,682	-	9,229,527	-
PYG	2,310,004	-	1,131	-
BOB	13,950	-	91,998	-
Others currencies	-	-	57,778	-
Other current provisions	217,491	2,244,058	256,669	2,244,058
CLP	164,622	2,244,058	233,330	2,244,058
ARS	22,110	-	17,059	-
PYG	30,759	-	6,280	-
Current tax liabilities	8,407,598	32,702,573	4,486,182	5,452,482
CLP	4,113,177	32,676,212	4,114,496	2,819,345
USD	604,091	-	-	-
ARS	3,007,964	3,834	-	2,618,385
UYU	469,118	-	371,686	-
PYG	213,248	-	-	-
Others currencies	-	22,527	-	14,752
Provisions for employee benefits	31,203,297	17,264,650	22,293,579	16,419,714
CLP	14,428,956	17,252,755	14,279,763	16,419,714
ARS	14,615,567	-	6,569,427	-
UYU	695,096	-	649,101	-
PYG	970,939	-	560,016	-
BOB	205,328	-	235,272	-
Others currencies	287,411	11,895	-	-
Others non-financial liabilities	3,594,656	47,413,632	906	31,920,291
CLP	1,385,360	47,413,632	-	30,980,829
USD	1,215,681	-	-	-
ARS	-	-	906	939,462
PYG	993,615	-	-	-
Total current liabilities	628,624,226	231,381,985	575,441,372	112,041,262

CLP	306,301,306	121,712,063	301,445,026	71,299,131
UF	5,266,894	92,082,543	4,936,654	32,602,936
USD	85,703,528	10,594,798	105,472,174	1,115,358
Euros	30,928,734	584	44,316,733	170,723
ARS	172,523,495	294,536	100,174,786	3,739,609
UYU	4,987,476	135,550	4,997,724	72,891
PYG	14,945,869	145,517	8,617,679	21,859
BOB	6,290,691	6,381,972	5,274,157	3,004,003
Others currencies	1,676,233	34,422	206,439	14,752
Total current liabilities by currency	628,624,226	231,381,985	575,441,372	112,041,262

F- 131

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

Non-Current liabilities are denominated in the following currencies:

NON-CURRENT LIABILITIES	As of December 31, 2024			As of December 31, 2023
	Over 1 year to 3 years	More than 3 year until 5 years	More than 5 years	Over 1 year to 3 years	More than 3 year until 5 years	More than 5 years
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Non-current liabilities
Others financial liabilities	109,566,601	105,420,081	1,019,245,040	130,645,698	172,465,574	931,134,835
CLP	60,404,790	99,885,625	-	14,665,317	153,022,502	-
UF	44,107,075	663,871	422,216,054	111,452,973	14,513,423	404,617,370
USD	-	-	592,159,908	-	-	520,409,088
BOB	5,054,736	4,870,585	4,869,078	4,527,408	4,929,649	6,108,377
Non-current lease liabilities	11,659,338	7,254,177	20,868,802	9,302,901	4,340,104	20,418,734
CLP	71,957	-	-	-	-	-
UF	8,908,395	5,621,258	19,851,041	8,168,512	3,925,739	19,363,752
USD	1,911,678	1,432,060	1,017,761	797,652	325,315	1,011,076
ARS	326,100	107,311	-	260,266	89,050	43,906
UYU	284,040	-	-	76,471	-	-
PYG	157,168	93,548	-	-	-	-
Trade and other non-current payables	45,275	-	-	88,596	-	-
CLP	41,041	-	-	79,135	-	-
UF	4,234	-	-	9,461	-	-
Accounts payable to related companies	-	-	-	536,083	-	-
CLP	-	-	-	536,083	-	-
Other non- current provisions	117,839	713,556	1,959,685	-	193,900	23,672
CLP	100,942	-	-	-	-	-
ARS	16,897	540,337	1,959,685	-	26,226	23,672
UYU	-	173,219	-	-	167,674	-
Deferred tax liabilities	40,864,865	17,064,504	70,027,310	31,622,865	10,650,020	44,084,010
CLP	26,302,201	9,240,534	28,787,902	28,922,360	8,077,467	28,562,262
ARS	14,520,341	7,800,990	36,584,730	2,692,555	2,567,253	12,338,003
UYU	-	-	875,489	-	-	946,054
PYG	42,323	22,980	1,768,718	7,950	5,300	478,042
BOB	-	-	2,010,471	-	-	1,759,649
Provisions for employee benefits	633,408	-	47,399,007	738,964	-	38,847,404
CLP	-	-	42,647,137	-	-	36,897,268
ARS	-	-	4,751,870	-	-	1,950,136
BOB	633,408	-	-	738,964	-	-
Others non-financial liabilities	1,863,665	996,926	1,495,390	996,926	996,926	1,993,853
CLP	996,926	996,926	1,495,390	996,926	996,926	1,993,853
PYG	866,739	-	-	-	-	-
Total non-current liabilities	164,750,991	131,449,244	1,160,995,234	173,932,033	188,646,524	1,036,502,508

CLP	87,917,857	110,123,085	72,930,429	45,199,821	162,096,895	67,453,383
UF	53,019,704	6,285,129	442,067,095	119,630,946	18,439,162	423,981,122
USD	1,911,678	1,432,060	593,177,669	797,652	325,315	521,420,164
ARS	14,863,338	8,448,638	43,296,285	2,952,821	2,682,529	14,355,717
UYU	284,040	173,219	875,489	76,471	167,674	946,054
PYG	1,066,230	116,528	1,768,718	7,950	5,300	478,042
BOB	5,688,144	4,870,585	6,879,549	5,266,372	4,929,649	7,868,026
Total non-current liabilities by currency	164,750,991	131,449,244	1,160,995,234	173,932,033	188,646,524	1,036,502,508

F- 132

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

Note 35 Contingencies and Commitments

Services agreements

The total amount contracted by the Company relating to services is detailed as follows:

Services agreements not to be terminated	As of December 31, 2024	As of December 31, 2023
	ThCh$	ThCh$
Within 1 year	50,820,240	79,375,436
Between 1 and 5 years	60,096,921	97,947,446
More than 5 years	33,177,327	-
Total	144,094,488	177,322,882

Purchase and supply agreements

The total amount contracted by the Company relating to purchase and supply agreements as of December 31, 2024 is detailed as follows:

Purchase and supply agreements	Purchase and supply agreements	Purchase and contract related to wine and grape
	ThCh$	ThCh$
Within 1 year	429,613,645	11,241,775
Between 1 and 5 years	1,786,939,620	2,083,941
More than 5 years	1,204,234,923	-
Total	3,420,788,188	13,325,716

Capital investment commitments

As of December 31, 2024 the Company had capital investment commitments related to Property, plant and equipment and Intangibles (software) for approximately ThCh$ 23,587,044.

Litigation

The following are the most significant proceedings faced by the Company and its subsidiaries in Chile and joint venture abroad, including all those present a possible risk of occurrence and causes whose committed amounts, individually, are more than ThCh$ 25,000 in the case of chilean companies and USD 15,000 for cases of foreign companies.

F- 133

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

Company	Court	Description	Status	Estimated accrued loss contingency
Transportes CCU Ltda.	Supreme Court.	Compensation for damages.	Unification of Jurisprudence.	ThCh$ 72,000
Comercial CCU S.A.	Court of Appeal.	Collection of employee benefits.	Appeal of sentence.	ThCh$ 46,338
Comercial CCU S.A.	Court of Appeal.	Collection of employee benefits.	Appeal of sentence.	ThCh$ 30,779
Aguas de Origen S.A.	Labur Court.	Laboral trials.	Answered lawsuit.	USD 19,380 (ThCh$ 19,311)
Aguas de Origen S.A. (1)	Labur Court.	Laboral trials.	Sentence.	USD 608,876 (ThCh$ 606,721)
Aguas de Origen S.A. (2)	Labur Court.	Laboral trials.	Evidentiary stage.	USD 570,846 (ThCh$ 568,825)
Compañía Industrial Cervecera S.A. (3)	Labur Court.	Laboral trials.	Evidentiary stage.	USD 48,925 (ThCh$ 48,752)
Compañía Industrial Cervecera S.A.	Administrative Court.	Administrative claims of several municipalities for advertising and publicity fees.	Proceedings in administrative or judicial stage.	USD 22,000 (ThCh$ 21,922)
Bebidas Bolivianas S.A.	Labur Court.	Social benefits claim.	Sentence.	USD 28,160 (ThCh$ 28,060)
Zona Franca Central Cervecera S.A.S.	State Counsil.	Requirement of the Department of Cundinamarca, regarding determination of the basis for calculation of the Consumption Tax (ICO), for the period of November and December 2019.	Second instance sentence is awaited.	USD 852,041 (ThCh$ 849,025)
Zona Franca Central Cervecera S.A.S.	State Counsil.	Requirement of the Department of Cundinamarca, regarding determination of the basis for calculation of the Consumption Tax (ICO), for the period of January to October (except for August) of 2020.	Request for Addition and Clarification of the sentence.	USD 6,045,000 (ThCh$ 6,023,601)

(1)	Includes nine trials.
(2)	Includes twenty trials.
(3)	Includes three trials.

The Company and its subsidiaries have established provisions to allow for such contingencies for ThCh$ 2,753,316 and ThCh$ 325,331 as of December 31, 2024 and 2023, respectively (See Note 24 - Other provisions).

Tax processes

At the date of issue of these Consolidated Financial Statements, there is no tax litigation that involves significant passive or taxes in claim.

F- 134

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2024

Guarantees

As of December 31, 2024, CCU and its subsidiaries have not granted direct guarantees as part of their usual financing operations. However, indirect guarantees have been constituted, in the form of stand-by, comfort letters and general product of financing. The main terms of the indirect guarantees constituted are detailed below:

-	The indirect associate Bodega San Isidro S.R.L. maintains financial debt with local bank in Peru, which is endorsed by the subsidiary Compañía Pisquera de Chile S.A. through a stand-by letter issued by the Banco del Estado de Chile, this is within the financing policy approved by the Board, and is detailed as follow:

Institution	Amount	Due date
Banco Crédito de Perú	USD 2,600,000	December 22, 2025

-	Additionally, the Company presents the following guarantees:

a)	The Company, through a private notarized document dated July 27, 2022, is required to maintain a direct or indirect participation of at least 50.1% of its subsidiary Compañía Pisquera de Chile S.A., allowing the Company to control its subsidiary during the period of validity of the bank loan with Banco del Estado de Chile for a total of ThCh$ 16,000,000, maturing on July 27, 2027.

b)	The Company, through a private notarized document dated May 24, 2024, is required to maintain a direct or indirect participation equal to or more than of 99.9% of its subsidiary CCU Inversiones II SpA., during the period of validity of the bank loan between Itaú Colombia S.A. and Joint Venture Central Cervecera de Colombia S.A.S. for a total of ThCOP 178,000,000, with maturity on May 30, 2025 or until the date on which the loan is paid in full.

c)	CCU Inversiones II, by means of a private notarized document dated May 24, 2024, undertakes to maintain a direct or indirect shareholding of at least 50% of the voting capital of the Joint Venture Central Cervecera de Colombia S.A.S. during the term of the bank loan with Itaú Colombia for a total of ThCOP 178,000,000, with maturity on May 30, 2025, or as long as there is any amount owed on the loan. Additionally, in the event that the debtor experiences difficulties in complying in a timely manner with any financial commitment derived from the loan (capital, interest, commissions, taxes or expenses of any kind), CCU Inversiones II SpA. will pay directly to the bank and/or provide the debtor with sufficient resources to proceed with the payment.

d)	The company through a private notarized document dated June 28, 2024, commits itself to directly or indirectly hold a minimum of 51% of the authorized share capital of the subsidiary Bebidas Bolivianas S.A. It must also maintain direct or indirect control of the management and provide the necessary technical assistance during the term of the financial obligations that Bebidas Bolivianas S.A. has with Banco Mercantil Santa Cruz S.A.

Note 36 Subsequent Events

a)	The Consolidated Financial Statements of CCU S.A. and subsidiaries as of December 31, 2024 have been approved by the Board of Directors on February 25, 2025.

b)	After December 31, 2024 and up to the date of issue of these Consolidated Financial Statements, there are no other financial or other matters known that could significantly affect the interpretation of these Consolidated Financial Statements.

F- 135