Form 20-F
period 2025-12-31
UNITED BREWERIES CO INC
filed 2026-04-29
CIK 888746

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                 to _____________

Commission file number                       0-20486

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

YES ☐ NO ☒

Introduction

In this annual report on Form 20-F, all references to “we”, “us”, “Company” or “CCU” are to Compañía Cervecerías Unidas S.A., an open stock corporation (sociedad anónima abierta) organized under the laws of the Republic of Chile, and its consolidated subsidiaries. Our fiscal year ends on December 31st. The expression “last three years’’ means the years ended December 31, 2023, 2024 and 2025. Unless otherwise specified, all references to “U.S. dollars”, “dollars”, “USD”, or “US$” are to United States dollars, references to “Chilean pesos” “pesos” “Ch$” or “CLP” are to Chilean pesos and references to “Argentine pesos” and “ARS” are to Argentine pesos. We prepare our consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards"). See the notes to our consolidated financial statements included in pages F-1 through F-143 of this annual report. We use the metric system of weights and measures in calculating our operating and other data. The United States equivalent units of the most common metric units used by us are as shown below:

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

Our business, financial condition and results of operations could be materially and adversely affected if any of the risks described below occur. As a result, the market price of our common shares could decline, and you could lose all or part of your investment. This annual report also contains forward-looking statements that involve risks and uncertainties. See “Forward-Looking Statements.” The risks below are not the only ones that our Company faces. Additional risks not currently known to us or that we currently deem immaterial may also adversely affect us. The following risk factors have been grouped as follows:

A. Risks related to business processes

B. Risks related to legal and regulatory changes and non-compliance

C. Risks related to technology and innovation

D. Risks related to sustainability

E. Risks relating to our ADS’s

A. RISKS RELATED TO BUSINESS PROCESSES

A.1 Our results could be affected if we are unable to maintain the image and quality of our products and a good relationship with our customers, consumers and licensees.

The image and quality of the Company's products are essential pillars for its success and development. An eventual quality incident could affect the reputation of the brands and negatively impact revenues. It is fundamental to ensure good customer service from the sales force and to adapt new launches and innovations to the needs and preferences of consumers. Likewise, the dissemination of negative or inaccurate information on digital platforms and social networks could compromise the Company’s reputation.

The Company maintains a commitment to continuous improvement in the safety of raw materials, food and supplies, always ensuring the safety of its collaborators, consumers, and the environment during the production, packaging and distribution processes of the products. The products manufactured and distributed by the Company strictly comply with the current regulations in each country. To this end, there are high-standard international certifications, such as Hazard Analysis and Critical Control Points (HACCP), ISO 22000, FSSC 22000 and British Retail Consortium (BRC).

CCU operates under license agreements that stipulate specific conditions for their validity and renewal. The expiration or the termination of these agreements could negatively impact certain operating segments. In 2025, approximately 70% of sales volume corresponded to proprietary brands, which mitigates the risk of the potential impact of the loss of licensing agreements.

A.2 Fluctuations in the costs of raw materials and other inputs could negatively impact our profitability.

In order to produce the products, it sells, the Company acquires raw materials and other inputs such as malt, sugar, fruit pulp, rice, corn syrup, grapes, wine, carbonated soft drinks concentrates under license, hops, essences and alcohols (pisco, neutral and others), in addition to packaging materials, from local suppliers and in the international market. The prices of these supplies are exposed to market volatility, determined by global supply and demand, variations in exchange rates, climatic and social factors and geopolitical conflicts, variables which the Company has no control over. As mentioned in risk factor B.5, the PUSU law establishes the obligation that in Chile from 2025 until 2030, disposable plastic bottles must contain at least 15% of plastic collected and recycled locally. The non-availability of sufficient plastic collected in Chile to be reused in our production process may affect the cost of recycled plastic and have a material impact on our results.

A.3 The scarcity and availability of raw materials and critical inputs could negatively impact us.

The eventual shortage of raw materials and critical inputs, derived from changes in consumption patterns, fluctuations in agricultural production, variations in the quality and availability of supply, or logistical problems, could affect the Company's supply chain and production levels, negatively impacting its results and its competitive position. As mentioned in risk factor B.5, the PUSU law establishes the mandatory requirement that in Chile from 2025 to 2030 disposable plastic bottles must contain at least 15% plastic collected and recycled locally in Chile. The unavailability of sufficient plastic collected in Chile to be reused in our production process may affect our ability to produce recycled plastic in compliance with the PUSU law.

A.4 We are dependent on the political, social and economic conditions in the countries in which we operate, all of which can impact our operational results and financial position.

CCU's operating results and financial position depend to a large extent on the macroeconomic conditions of the markets in which it operates, being the most important ones Chile and Argentina. In fact, the Chile Operating segment accounted for 64% of total revenues in 2025, including the Others/Eliminations segment, which considers corporate expenses and revenues and eliminations of transactions between the different operating segments. Meanwhile, the International Business Operating segment, where Argentina represents a significant share of operations (it also includes the operations in Bolivia, Paraguay and Uruguay), contributed 27% of total revenues, while the Wine Operating segment, which covers the domestic markets of Chile and Argentina and the export market, accounted for 10% of revenues. Due to this, the Company's results are closely linked to the performance of the Chilean and Argentine economies.

Chile:

The Chilean economy recorded average GDP growth of 2.1% per year from 2015 to 2025, with periods of deceleration derived from global crisis, such as in 2009 and 2020. The inflation has shown material variation in certain periods. For example, in 2022, it reached 12.8%, compared to an annual average of 4.5% from 2015 to 2025, affecting consumers' purchasing power and putting pressure on costs. Although inflation fell to 4.5% and 3.5% in 2024 and 2025, respectively, it is not possible to guarantee that it will remain at controlled levels, which could pressure operating margins, especially if supply contracts are denominated in foreign currency or indexed to the consumer price index (IPC).

The restrictive monetary policies of the Central Bank of Chile, such as raising interest rates to control inflation, can also restrict access to credit and slow down economic growth, affecting the consumption of the Company's products. In addition, Chile's exposure to international liquidity crises and fluctuations in capital markets can negatively impact demand and financing conditions.

CCU faces financial risks stemming from external factors, such as changes in sovereign credit ratings and fluctuations in exchange rates.

An eventual downgrade in the risk ratings of Chile's sovereign debt could have a negative impact on the Company's risk ratings, increasing financing costs and restricting access to capital markets. This risk is influenced by local macroeconomic conditions and the perception of the international financial environment.

Additionally, and given that a relevant part of the prices of the raw materials and other inputs used are denominated in currencies other than the legal tender of the countries where we operate, exchange rate fluctuations can increase production costs and reduce profit margins.

Argentina:

CCU's operations in Argentina are exposed to a volatile regulatory and macroeconomic environment. The country has faced periods of recessions, elevated inflation, currency devaluations and high interest rates at many periods in its history, maintaining the condition of a hyperinflationary economy since 2018. From 2019 until 2023 there were exchange controls that limited the importation of goods and the repatriation of dividends, affecting the financial flexibility of our subsidiaries. In addition, between 2020 and 2023, price control mechanisms were applied on mass consumer goods, including beer, which reduced the profitability of our operations. Price controls were eliminated after the change of government at the end of 2023.

In December 2023, the new government promulgated the Decree of Necessity and Urgency No. 70/2023, which eliminated restrictive regulations and expanded contractual autonomy, although its definitive validity depends on the legislative process in Congress.

Since 2023, the Argentine economy has begun a process of change (modernization) in the regulatory framework that continues, and this may affect the results of our operation in Argentina.

A.5 We may not be able to recruit, hire or retain critical personnel.

The departure or high turnover of key collaborators can negatively affect the continuity of operations, as well as the execution of strategies and the innovation capacity in the Company. The loss of key talent can also result in the loss of knowledge and experience, which could weaken the Company's competitiveness.

A.6 Changes in people's lifestyles and consumption habits could impact our business and its results.

The COVID-19 pandemic and other events accelerated changes in the lifestyle and preferences of the consumers. Today we face greater competition for free time against digital entertainment, which, added to a tendency toward individualism, economic pressures, and the concern for citizen security, has provoked changes in the purchase and consumption occasions of our categories.

Additionally, a tendency toward health and well-being is observed, which has resulted in changes in the consumption of some of the beverages of our portfolio. As has happened in the past, some of these changes can be structural and others transitory. CCU has innovative processes, which seek to strengthen its multi-category beverage strategy to respond to changes in trends, always thinking with the customer and the consumer at the center.

These processes have as their objective to strengthen this capacity to anticipate trends and adapt to them in an agile manner to ensure relevance in the market, protect the profitability and sustainability of the business in the long term.

B. RISKS RELATED TO CHANGES IN AND NON-COMPLIANCE WITH LAWS AND REGULATIONS

B.1 Risks related to free competition in all the markets where we operate and changes in the applicable regulations could affect our results.

CCU faces antitrust risks due to its position in the markets where it operates. In Chile, where the Company is a market leader, it has been sued by a competitor for alleged abuse of a dominant position in the on-premise beer market. The Antitrust Court (Tribunal de Defensa de la Libre Competencia or TDLC) has not issued a ruling yet. Furthermore, there are a series of commitments brought by the Office of the National Economic Prosecutor (Fiscalía Nacional Económica or FNE) alleging anti-competitive practices, the Antitrust Court approved a settlement agreement whereby CCU made commitments to facilitate the participation of micro craft brewers at points of sale such as hotels, restaurants, bars and clubs.

Failure to comply with these commitments, or an unfavorable ruling, could result in financial penalties and costs associated with adjusting commercial conditions, affecting profit margins. In addition, the reputational impact could result in decreased preference among customers and business partners.

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

CCU's businesses are subject to various tax obligations in the countries where it operates, including, among others, income taxes and specific taxes on alcoholic and non-alcoholic beverages. An increase in tax rates, the creation of new taxes or changes in tax bases, could negatively impact sales and profitability.

In October 2024, in Chile, Law No. 21,713 (also known as the Tax Compliance Law) was enacted, amending the Tax Code. It established regulations to combat informality, evasion, avoidance and organized crime and granted greater powers to supervisory bodies.

B.3 Risk of changes in labeling and advertising regulations.

Regulations on the labeling and advertising of beverages and other food products in the markets where CCU operates are constantly changing. Additionally, in each country there may be projects that propose incorporating greater nutritional information and warnings on the products. In Chile, for example, Law No. 21,363 established restrictions on the advertising and labeling of alcoholic beverages, imposing obligations such as warnings about alcohol consumption, restrictions on advertising during certain hours and limitations on advertising at sporting events.

These regulatory changes could impact the marketing strategy and reduce the consumption of alcoholic and non-alcoholic beverages.

B.4 Risks of non-compliance with regulations could affect the profitability and results of our businesses.

Failure to comply with applicable standards, laws and/or regulations in the different jurisdictions where we operate could affect the profitability and business results of the Company. Operating in diverse markets compliance with a wide range of regulatory frameworks, ranging from labor and environmental regulations to tax, free competition and consumer protection laws. Failure to comply with these regulations can result in administrative sanctions, fines, litigation and reputational damage, which could have a negative impact on profitability.

The Company has implemented a robust regulatory compliance system that includes policies, procedures and internal controls that seek to ensure compliance with applicable regulations.

B.5 New environmental regulations could affect our businesses.

CCU operations are subject to a rigorous and constantly evolving environmental regulatory framework at the national and international level. This framework sets out regulations on key issues such as emissions from a range of sources, the integral management, the storage of hazardous materials, the protection of biodiversity and the use of water resources, as well as other activities inherent to our industry.

In the sphere of circular economy, in Chile, Law No. 20,920 on Extended Producer Responsibility (EPR) established progressive targets for the collection and recovery of packaging, which took effect in September 2023, and our subsidiaries actively participate in ReSimple, the first collective management system approved by the authorities to comply with these obligations.

Furthermore, under Law No. 21,368, known as the “PUSU Law”, which regulates the use of single-use plastics and plastic bottles, established that by 2025 disposable plastic bottles in Chile must contain at least 15% locally collected and recycled plastic, progressively increasing this percentage to 70% by 2060. To prepare for these challenges, the Company built “CirCCUlar” a recycling plant, which currently produces recycled resin from plastic collected in Chile, strengthening our supply chain with our own and third-party material and reaffirming our commitment to sustainable innovation and regulatory compliance. Additionally, in accordance with the provisions of the aforementioned law, beverage retailers must offer returnable options and supermarkets must allocate 30% of their display cases to these formats starting in February 2026.

With regard to management of water resources, the 2022 reform of the Water Code introduced a system of temporary water use rights with penalties for non-use, and it gave greater authority to the General Water Directorate in the event of water scarcity. It also established more stringent criteria for the environmental assessment of projects with water components, taking into account the effects of climate change. Likewise, the Framework Law on Climate Change of 2022 set the goal of greenhouse gas emissions neutrality by 2050 and promoted stricter environmental management measures, including national, regional and community plans for climate change adaptation and mitigation, as well as guidelines issued by the Ministry of the Environment for the evaluation of synergies and monitoring of climate variables, which increases the regulatory complexity for new operations.

In September 2023, the Biodiversity Law was enacted in Chile, creating the Biodiversity Service, which is responsible for the conservation of the country's natural heritage. Its implementation will depend on regulations that are expected to be enacted in the coming years.

Furthermore, Law No. 21,595 of 2023 on Economic Crimes, has typified new environmental offenses, such as the illegal release of polluting substances, unauthorized water extraction, serious damage to the environment and the issuance of incomplete or false reports to environmental authorities. CCU has implemented additional protocols and safeguards to comply with these new requirements.

B.6 Changes in the labor market of the countries in which we operate could impact our margins and the results of our business.

Changes in the labor market in the countries where CCU operates could affect the margins and results of the business. In all the countries where the Company operates, it is exposed to fluctuations in the availability of human capital, an increase in the demand for specialized profiles and changes in labor legislation. In April 2023, the law on the reduction of working hours was enacted in Chile, and is being progressively implemented over a maximum period of five years. In March 2025, Law No. 21,735 was enacted in Chile, reforming the pension system. Such law establishes a new employer contribution equal to 7% of an employee’s taxable income, which will be added to the existing employer contribution. It started gradually at 1% of the employee’s taxable income in August 2025. This increase will be completed in a period of 9 years, with the possibility of extending it to 11 years subject to subsequent evaluation.

C. RISKS RELATED TO TECHNOLOGY AND INNOVATION

C.1 Inadequate digital and process transformation could impact our profitability, our results and our ability to operate in the future.

A delayed or ineffective digital and process transformation could negatively impact profitability, operating results and CCU's ability to maintain its competitive advantage in the long term. Digital transformation is key to improve operational efficiency and to optimize processes, however, the lack of technological investment, resistance to change on the part of employees or the poor implementation of new tools and systems could lead to inefficiencies, higher costs and missed business opportunities. These challenges can result in delays in the execution of strategic projects, operational disruptions and limitations in responding quickly to market demands.

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

A successful cybersecurity event can result in a loss of income due to the interruption of operations, as well as an increase in the costs associated with restoring systems and implementing recovery measures.

In September 2024, the Company experienced a cybersecurity incident that affected certain of its IT systems related to sales and distribution areas. The Company resolved the incident through containment, eradication, and recovery measures, including undertaking a comprehensive digital forensic analysis (See ITEM 16K: Cybersecurity).

C.3 Risk to customer data security.

The risk to customer data security includes the possibility of unauthorized access, loss or theft of sensitive information, which can result in regulatory sanctions, loss of customer confidence, damage to the Company's reputation and significant costs incurred in responding to incidents and taking corrective measures. The likelihood of this occurring depends on the effectiveness of current security measures, the sophistication of the threats and the training of personnel. In addition, a new personal data protection law in Chile is scheduled to enter into force in December 2026, which will impose additional compliance obligations and may result in increased regulatory exposure and compliance costs.

C.4 Risks associated with our adoption of artificial intelligence and advanced analytics.

The Company has increasingly integrated artificial intelligence (AI) and machine learning technologies into its business operations, including demand forecasting, portfolio optimization, revenue management, and logistics analytics. While these technologies are designed to improve operational efficiency and decision-making, their deployment creates certain risks, including: (i) the potential for algorithmic errors or biases that could lead to suboptimal business decisions; (ii) reliance on data quality and integrity, where inaccurate or incomplete data could compromise the effectiveness of AI-driven processes; (iii) the need for specialized talent to develop, maintain, and oversee these systems; and (iv) the evolving regulatory landscape governing AI use, which could impose new compliance requirements. Additionally, as AI technologies continue to evolve rapidly, there is a risk that competitors may adopt more advanced solutions, potentially affecting our competitive position. The Company continues to monitor these risks and invests in the development and governance of its AI capabilities.

D. RISKS RELATED TO SUSTAINABILITY

D.1 The company operates in regions exposed to natural disasters, where an extraordinary event could have a negative effect on our operations and financial position.

The Company operates in regions exposed to natural disasters, where the occurrence of an extraordinary event could generate a significant negative impact on our operations and financial position. Although insurance coverage is in line with internal policies and industry standards in the event of catastrophic events, insurance may be insufficient to cover some losses.

Currently, we have all-risk physical damage insurance coverage, including coverage for breakdown of machinery and business interruption, earthquakes and fires for all assets in all the countries in which we operate. However, the policies are subject to deductibles and coverage limits that, despite being in line with market standards, could not cover the total financial impact of certain claims. Furthermore, the insurance market's cyclical behaviors, and the occurrence of catastrophic events at a global level could harden the renewal conditions, resulting in increases in the cost of the premiums, higher deductibles or, in exceptional cases, the lack of availability of coverage due to factors affecting the business.

D.2 Our ability to operate could be affected if we do not maintain good relationships with the communities in the areas where we operate.

The Company's ability to execute its activities could be affected if a good relationship is not maintained with the communities in the areas where it operates. The continuity of our operations depends largely on the support and acceptance of local communities. The absence of positive relationships could lead to opposition, protests or legal actions that could disrupt operations and compromise the Company's reputation.

D.3 Water availability and quality could negatively impact our business.

Water availability and quality could negatively impact the Company's business since water is an essential component for the production of our products and the irrigation of our fields. A failure in the water supply, regulatory changes that limit the use of this resource, water scarcity due to climate change or contamination of water sources could negatively affect sales volumes and increase costs, impacting profitability and the continuity of the business.

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

As of December 31, 2025, Inversiones y Rentas S.A. (IRSA) a Chilean closely held corporation, directly and indirectly owned 65.87% of our shares of common stock. Accordingly, IRSA has the power to control the election of most members of our board of directors and its interests may differ from those of the holders of our ADSs. IRSA also has significant influence in determining the outcome of any corporate transaction submitted to our shareholders for approval, including mergers, consolidations, the sale of all or substantially all of our assets and going-private transactions. In addition, actions by IRSA with respect to the disposal of the shares of common stock that it owns, or the perception that such actions may occur, may adversely affect the trading prices of our ADSs or common stock.

E2. Chilean economic policies, currency fluctuations, exchange controls and currency devaluations may adversely affect the price of our ADSs.

The Chilean government’s economic policies and any future changes in the value of the CLP relative to the USD could adversely affect the USD value and the return on any investment in our ADSs. The CLP has been subject to nominal depreciations and appreciations in the past and may be subject to fluctuations in the future. For example, when comparing the average exchange rates for each period, the Chilean peso appreciated 3.8% in 2023, depreciated 12.5% in 2024 and depreciated 0.9% in 2025. When comparing the exchange rate as of the end of each period, the Chilean peso depreciated 1.3%, and 13.6% in 2023 and 2024, respectively, and appreciated 8.2% in 2025.

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

Equity investments in Chile by persons who are not Chilean residents have historically been subject to various exchange control regulations that restrict repatriation of investments and earnings therefrom. In April 2001, the Central Bank eliminated most of the regulations that affected foreign investors, although foreign investors still have to provide the Central Bank with information related to equity investments and must conduct such operations within the formal exchange market. Additional Chilean restrictions applicable to holders of our ADSs, the disposition of the shares underlying them, the repatriation of the proceeds from such disposition or the payment of dividends may be imposed in the future, and we cannot advise you as to the duration or impact of such restrictions if imposed. See ITEM 10: Additional Information – D. Exchange Controls.

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

In December 2006, we signed a joint venture agreement with Watt’s S.A. (“Watt’s”), a local food related company, under which, as of January 30, 2007, we participate in equal parts in Promarca S.A. (“Promarca”). This new company owns, among others, the brands “Watt’s”, “Watt’s Ice Frut”, “Yogu” and “Shake a Shake” in Chile. Promarca granted both of its shareholders (New Ecusa S.A., a former subsidiary of ECUSA, which in 2019merged into ECUSA, and Watt’s Dos S.A., a subsidiary of Watt’s S.A.), for an indefinite period, the exclusive licenses for the production and sale of the different product categories.

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

In May 2007, CPCh entered the rum market with our proprietary brand Sierra Morena and later, in 2008, added new rum brand extensions and introduced various pisco based cocktails. In June 2010 CPCh purchased Fehrenberg, a small, but well-recognized spirits brand produced in Chile. In July 2011 CPCh began the distribution of Pernod Ricard products (Chivas Regal, Ballantine’s, Havana Club, Absolut, among others). Furthermore, in 2011, CPCh signed a license agreement for the commercialization and distribution in Chile of the pisco brand Bauzá. In addition, in 2011 CPCh acquired 49% of the licensor company Compañía Pisquera Bauzá S.A. (“Bauzá”), the owner of the brand in Chile, and CPCh sold such interest to Agroproductos Bauzá S.A. in January 2016.

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

In March 2023, CCU entered into irrevocable and definitive agreements with respect to Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A., which established the exit of the Cartes Group from said companies, and the incorporation of a new partner Sudameris Bank S.A.E.C.A. (“Sudameris”). By virtue of this, CCU, through its subsidiary CCU Inversiones II SpA, increased its shareholding in Bebidas del Paraguay S.A. from 50.005% to 55.007%, and in Distribuidora del Paraguay S.A. from 49.959% to 54.964%, with Sudameris Bank S.A.E.C.A. holding the remaining shares of both companies. Later, in February 2024, according to the Put and Call Option Agreement entered into on March 16, 2023 between CCU Inversiones II SpA and Sudameris, and due to the exercise of the Put option by Sudameris, CCU Inversiones II SpA and CCU Inversiones S.A., the latter also a subsidiary of CCU, acquired all of the shares of Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A., owned by Sudameris.

In October 2024, the subsidiaries of Compañía Cervecerías Unidas S.A., CCU Inversiones II SpA and CCU Inversiones S.A., shareholders of Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A., entered into binding and definitive association agreements with Vierci Group, which held the license of beverages and the distribution of snacks of PepsiCo in Paraguay, through its companies AV S.A. and AJ S.A. Calidad Ante Todo. As a result of these agreements, CCU holds 51% of the shares of AV S.A. and Distribuidora del Paraguay S.A. and, once all agreed-upon conditions were met in 2026, retains the 51% of the shares in Bebidas del Paraguay S.A. The remaining 49% of the shares of these companies are under the ownership of the Vierci Group. Consequently, Paraguay became the second country where the PepsiCo license is part of CCU's brand portfolio, in addition to Chile. The Vierci Group, with 57 years of experience across various sectors, has its headquarters in Paraguay and develops its commercial activities in Paraguay, Brazil, Chile, Bolivia, Peru, Panama, Uruguay and the United States.

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

On December 29, 2023, ook following the resignation of Mr. Andrónico Luksic, who was a member of the board of directors of CCU S.A. for more than 36 years, Mr. Francisco Pérez took over as chairman of the board of directors of CCU S.A. until his resignation effective January 31, 2026. Our current chairman of the board is Mr. Pablo Granifo Lavín.

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

In 2025, CCU celebrated its 175th anniversary, an extraordinary milestone that recognized the Company's deep connection with the economic, social, and cultural development of Chile since its origins in 1850 with the founding of the Joaquín Plagemann brewery in Valparaíso. This anniversary served to highlight CCU's successful evolution from the country's first industrial brewery into a regional multi-category leader with more than 180 brands and a direct presence in six countries. Additionally, during the year, the Company marked other significant institutional anniversaries: the 30th anniversary of its multi-category operations in Argentina; the 20th anniversary of its subsidiary Compañía Pisquera de Chile S.A. (CPCh), highlighting two decades of partnership and leadership in the pisco industry; and the 120th anniversary of our flagship soft drink brand, “Bilz y Pap”, one of the oldest and most enduring brands, originally introduced to the market in 1905, demonstrating its longevity and continued relevance across generations in the non-alcoholic category.

Capital Expenditures

The capital expenditure figures for the last three years disclosed below reconcile to the Consolidated Statements of Cash Flows.

Our capital expenditures for the last three years were CLP 129,448 million, CLP 160,086 million and
CLP 156,901 million, for 2023, 2024 and 2025, respectively. In the three-year period, the amount of capital expenditures totaled CLP 446,435 million, of which CLP 306,692 million was invested in Chile and CLP 139,743 million outside Chile.

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

During 2024, 67% of our capital investments were allocated to our operations in Chile. The main objective of these investments was to optimize and improve our logistics operations, and we expanded the capacity of our Distribution Center in Temuco. We completed the construction and commissioning of our recycling plant (CirCCUlar) in Renca. We increased our spirits bottling capacity in Ovalle. We developed the second stage of specialization at the Isla de Maipo plant and continued with the replanting plan in our wine business. We began the development of our new sales system (Enlace), as well as the acceleration and strengthening of our cybersecurity master plan.

During 2025, 68% of our capital investments were allocated to our operations in Chile. The main objective was to optimize the industrial operations, as well as to improve processes, buy equipment and mitigate risks associated with our employee’s safety, working conditions and critical infrastructure. We also began construction of a new bottling line (civil works) at our CCU Renca plant in Santiago. Additionally, at the CCU Temuco plant, we started construction of a new logistics center to optimize our operations in South of Chile. We initiated the necessary investments to meet new consumer trends in the ready to drinks and isotonic beverage segments in Chile and Argentina. We continue to optimize our wine storage and processing capacity at our Molina plant and completed our project at the Isla de Maipo plant as a premium wine center.

In Paraguay, we completed the integration of our operations with the AJ Vierci group, and at the Pepsi plant, we invested on improving our facilities and processes. In addition, we continued with the technology transformation with focus on sales and distribution tools updates together with our cybersecurity plan at a regional level.

The financing of investments derives mainly from the operating cash flow generated by the Company, in addition to debt from the financial markets, always aiming to maintain a healthy financial profile.

The following table shows our primary capital expenditures for the period 2023-2025. (See ITEM 5: Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Capital Expenditures for the 2025-2028 period).

	2023	2024	2025
		(millions of CLP)
Chile	92,953	107,097	106,643
Abroad	36,495	52,990	50,259
Total	129,448	160,086	156,901

B.	Business Overview

1)	Summary

CCU is a multi-category beverage company with operations in Chile, Argentina, Bolivia, Colombia, Paraguay and Uruguay. CCU is one of the largest players in each one of the beverage categories in which it participates in Chile, including beer, soft drinks, mineral and bottled water, juice, wine, cider and pisco, among others. CCU is the second-largest brewer in Argentina and also participates in the cider, spirits and wine industries. Also, in Argentina, the Company participates in a joint venture with Danone in the mineral and flavored water business. In Uruguay and Paraguay, the Company is present in the beer, mineral and bottled water, soft drinks, wine, and juice categories. Also, from 2024 the Company distributes PepsiCo’s snacks portfolio in Paraguay. In Bolivia, CCU participates in the beer, water, soft drinks, juice and malt beverage categories. In Colombia, the Company participates in the beer and malt beverage industry. The Company’s principal licensing, distribution and / or joint venture agreements include Heineken Brouwerijen B.V., PepsiCo Inc., Seven-up International, Schweppes Holdings Limited, Société des Produits Nestlé S.A., Pernod Ricard Chile S.A., Promarca S.A. (Watt’s), Red Bull Panamá S.A. (currently Red Bull Chile SpA), Stokely Van Camp Inc., and Coors Brewing Company.

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

Over the last three years, our strategic priorities have evolved as follows:

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

During the year 2025, the Company advanced on its 2025-2027 Strategic Plan making progress in its three strategic pillars: Profitability, Growth, and Sustainability. In terms of Profitability, the main Operating segment, Chile, expanded its EBITDA above inflation through revenue management and operational efficiencies, while boosting high-margin innovations. In terms of growth, the Company strengthened its regional presence by integrating PepsiCo beverage portfolio and snack portfolio in Paraguay, expanding its water business in Argentina despite economic challenges, and increasing its beer scale in Colombia and Bolivia. It also successfully captured evolving consumer trends in Chile with strong growth in low-alcohol and ready-to-drink (“RTD”) products, which helped expand its overall market share. Finally, under its sustainability strategy, the company achieved key environmental goals by reducing industrial water consumption and reached major social milestones, including high employee satisfaction, top employer certifications, improved citizen brand rankings, and recognition for excellent corporate governance practices.

2)	Overview

Overview: Chile Operating segment

We estimate that our weighted volume market share for the Chile Operating segment was approximately 45.0%, 44.9% and 44.8% in 2023, 2024 and 2025, respectively. The calculation of the weighted average for past periods includes markets and industries that CCU entered at a later date. Weighted volume market share includes all categories in which CCU participates in the Chilean domestic market, excluding HOD, powder drinks and energy drinks, according to Nielsen figures.

We produce and sell alcoholic and non-alcoholic beverages in Chile. In the beer category, we carry a wide portfolio of products which includes premium, mainstream and convenience brands, which are primarily marketed under different proprietary brands and licensed brands. We are the exclusive producer and distributor of Heineken, Sol and Coors beer in Chile. Also, we produce and distribute Kunstmann, Dolbek, Guayacan, Mahina, Szot, Volcanes del Sur, Polar Imperial, Patagonia and Austral beer in Chile via distribution or license agreements.

Our non-alcoholic beverages in Chile include carbonated soft drinks (both cola and non-cola), juices, sports and energy drinks, ice tea, and water, which include mineral, purified and flavored bottled water. These include both our proprietary brands and brands produced under license, from PepsiCo (carbonated soft drinks, non-carbonated soft drinks and energy drinks), Schweppes Holdings (carbonated soft drinks) and Promarca (juice and fruit-flavored beverages). In the energy drinks business, we are the exclusive distributor of Red Bull energy drinks in Chile. We also produce and distribute Gatorade, under license from Stokely Van Camp Inc. In addition, we also produce and distribute purified waters under license from Societé des Produits Nestlé S.A. and others, and distribute the imported brand Perrier. We also participate in the ready-to-mix category with instant powder drinks in a joint operation with Empresas Carozzi S.A. Additionally, we have a distribution agreement with Nestlé for RTD coffee drinks with milk and milk drinks with coffee under Nescafé and Starbucks brands.

We also produce and distribute pisco and cocktails, rum, low Alcohol-By-Volume (“ABV”) and gin in Chile. In addition, we distribute Pernod Ricard products, such as whisky, vodka, rum, gin and other spirits, in non-supermarket retail stores. Also, we distribute Fratelli Branca products, mainly Fernet, a blend of herbs and spices liquor, and we distribute cider from Argentina.

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

As part of CCU’s innovation and digital transformation initiatives, we broadened our e-commerce sales channels through the launch of a modern online sales website in Chile during 2019, called “La Barra”, providing a new experience for consumers through home delivery of our portfolio. During 2025, through La Barra, we delivered products to over 59,965 households in Chile.

Plasco, a subsidiary of CCU, produces nearly all plastic caps and injected preforms we use to produce plastic bottles in the Chile Operating segment.

Overview: International Business Operating segment

We estimate that our weighted volume market share for the International Business Operating segment was approximately 17.1%, 18.7% and 19.7% in 2023, 2024 and 2025, respectively. It is worth mentioning that 2024’s market share includes our participation in plain and flavored water in Argentina for the full-year, from the consolidation of ADO, and the market share of the brands included in the association with the Vierci Group in Paraguay since we started consolidating this business, this is, since October 2024.

We produce and/or import, sell and distribute beer under proprietary brands and licensed brands in Argentina, Bolivia, Paraguay and Uruguay. We also produce, sell and distribute cider in Argentina.

In Argentina, we are the exclusive producer and distributor of Heineken, Amstel, Sol, Grolsch, Warsteiner and Miller beer brands; and the exclusive distributor of imported Kunstmann and Blue Moon beer brands. We export Imperial, Schneider, Heineken, Blue Moon, Amstel, Warsteiner and Miller beer to Uruguay; and Heineken to Bolivia all from Argentina. Additionally, we have the license to distribute beer under the Heineken brand through our subsidiaries in Paraguay and Bolivia. Our non-alcoholic beverages in Argentina include mineral, purified and flavored bottled water through the brands Villavicencio, Villa del Sur, Levité, Ser, Brío and an isotonic drink under the brand Full Sport.

In Uruguay, through our subsidiaries, we produce mineral water under the Nativa and Nix brands, carbonated soft drinks under Nix, juices under Watt's, and isotonic products under Full Sport. We also distribute imported wines from VSPT (Misiones de Rengo, Finca La Celia, and Eugenio Bustos) and are licensed to distribute imported beers, including Heineken, Schneider, Imperial, Kuntsmann, Miller, Amstel, and Escudo Silver. In 2024 we incorporated the cider category with 1888 and Real brands produced in Argentina.

In Paraguay, through our subsidiaries, we produce and distribute juices under the brands Puro Sol; mineral and tonic water with La Fuente; carbonated soft drinks under the brands Pulp, Pepsi, Paso de los Toros, Miranda, 7up and Split; in isotonic beverages, the Gatorade brand; in energy drinks, the Rockstar and Red Bull. In snacks, we produce and distribute the brands Lays, Doritos, Cheetos, Fandango and Quaker, among others. Also, we have a license to produce and distribute juices under the Watt’s brand and a license to distribute beer under the Heineken, Amstel, Sol, Schin, Paulaner, Blue Moon and Kunstmann brands. We also have the license to import and distribute the isotonic beverage Full Sport. In craft beers, we have the Sajonia brand and its varieties, which are produced locally.

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

Overview: Wine Operating segment

VSPT produces and markets a full range of wine products for the Chilean and Argentine domestic markets and export markets, reaching over 80 countries. The weighted average volume market share was 20.0%, 18.4% and 19.4% in 2023, 2024 and 2025, respectively. The calculation of the weighted average for past periods includes markets and industries that CCU entered at a later date. In 2025, VSPT’s sales amounted to approximately 35.7% of total measured domestic industry sales by volume in Chile, according to Nielsen, and 12.4% of total Chilean wine export sales by volume, when excluding bulk wine, according to Wines of Chile Association.

VSPT’s primary vineyards are located in the main viticulture valleys in Chile, with production plants in the cities of Molina, Totihue, Isla de Maipo and also in Mendoza and San Juan, Argentina.

Overview: Joint Ventures and Associated Companies

CCU is an equal joint owner with Maltexco S.A. (former Malterías Unidas S.A.) of Cervecería Austral S.A., a company that produces, sells and distributes Austral beer in Chile. Additionally, Cervecería CCU has a two-year renewable license agreement, subject to compliance with the conditions established in the agreement, for the production of Austral Lager beer, returnable liter containers and kegs in Chile and a distribution agreement for the sale and marketing of all Austral products in Chile, with the exception of the Magallanes Region, where selling and distribution is carried out by Comercial Patagona Ltda.

In Colombia, CCU participates in equal parts with Grupo Postobón in the ownership of Central Cervecera de Colombia S.A.S. (“CCC”) and Zona Franca Central Cervecera S.A.S. (“ZFCC”) for the production, marketing and distribution in Colombia of beer and malt-based non-alcoholic beverages. CCC has exclusive contracts to import, distribute and produce in Colombia beers under the Heineken, Tecate and Sol brands,and for the production, marketing and distribution of the Miller Lite and Miller Genuine Draft brands. It also has its own brands of local beer Andina and Andina Light, Natumalta for non-alcoholic malt-based beverages, and Andina “Refajo”, a mixture of beer and soda. Under the current management model, ZFCC produces our products in the plant inaugurated in May 2019, which it sells to CCC for marketing and distribution. Under a similar model, Artesanos de Cervezas S.A.S., a subsidiary of CCC, produces the 3 Cordilleras brand, which is marketed and distributed by CCC.

3)	The Beverage Market[1]

The Beverage Market: Chile Operating segment

The Chilean beer industry had an estimated size of 1,047 million liters in 2025. The main packaging presentations are non-returnable aluminum cans, returnable and non-returnable glass bottles, while the predominant distribution channels are the off-premise channel, the latter mainly composed of liquor stores and convenience stores, and supermarkets.

The non-alcoholic beverages market in Chile consists of both carbonated and non-carbonated beverages. The principal types of carbonated beverages are colas, non-colas and carbonated mineral bottled water. The non-carbonated beverages are fruit juices, functional drinks and non-carbonated mineral, purified and flavored bottled water. The main packaging presentations for non-alcoholic categories are non-returnable and returnable plastic bottles. In 2025, the Chilean carbonated soft drink industry had an estimated size of 2,508 million liters; the water[2] industry had an estimated size of 948 million liters; the nectar and juices[3] industry had an estimated size of 362 million liters; and the functional drinks[4] industry had a size of 234 million liters.

The following table sets forth Nielsen estimates as to the percentage of total carbonated soft drinks sales in Chile, represented by each of the two principal categories of carbonated soft drinks during the last three years:

Type	2023	2024	2025
Colas	61%	63%	63%
Non-colas	39%	37%	37%
Total	100%	100%	100%

Traditionally, beer, wine and pisco have been the principal alcoholic beverages consumed in Chile. Pisco is a distilled wine spirit, produced in the regions of Atacama and Coquimbo in the north of Chile. The spirits[5] industry had an estimated size of 116 million liters in 2025.

[1]The source of the size of each industry is GlobalData: Quarterly Beverage Forecast, with the exception of the beer industry in Chile and Argentina, which corresponds to an internal estimate.

[2]Includes HOD, packaged water, flavored water and enhanced water.

[3]Includes Nectars, juices and still drinks.

[4]Includes Sports drinks, Energy drinks and Iced tea.

[5]Includes spirits and flavored alcoholic beverages (FABs)

The beverage excise taxes in Chile are as shown in the following table:

Category	Current Excise Tax
Beer	20.5%
Wine	20.5%
Spirits	31.5%
Sugar containing Soft drink(1)	18.0%
No sugar containing Soft drink(2)	10.0%
Flavored Water	10.0%
(1) more than 15 gr / 240 ml of sugar
(2) with 15 gr / 240 ml or less of sugar

The Beverage Market: International Business Operating segment

In Argentina, beer and wine have been the principal alcoholic beverages consumed in this country. In 2025, the Argentine beer industry had an estimated size of 1,635 million liters and the cider industry had an estimated size of 95 million liters. Regarding non-alcoholic categories, the water[6] industry has an estimated size of 4,730 million liters.

The following table shows current nominal Argentinean excise taxes:

Category	Current Excise Tax
Beer	14.0%
Whisky	26.0%
10% - 29% alcohol content	20.0%
30% or more alcohol content	26.0%
Wine - cider	0.0%
Flavored soft drinks, mineral water and juices	4.0% - 8.0%

In Uruguay, we participate in the beer and non-alcoholic beverages categories since our entrance to the market in 2012, with both proprietary and under license brands. Later, in 2019 we added wine into our portfolio. In 2025, the Uruguayan beer industry had an estimated size of 113 million liters; the wine[7] industry had an estimated size of 42 million liters; the carbonated soft drink industry had an estimated size of 374 million liters; the water[8] industry had an estimated size of 496 million liters; and the nectar and juices[9] industry had an estimated size of 45 million liters.

In Paraguay, we participate in the beer and non-alcoholic beverages categories since our entrance to the market in 2013, with both proprietary and under license brands. Later, in 2020 we added wine into our portfolio. In 2025, the Paraguayan beer industry had an estimated size of 352 million liters; the wine industry had an estimated size of 64 million liters; the carbonated soft drink industry had an estimated size of 656 million liters; the water[6] industry had an estimated size of 512 million liters; and the nectar and juices[6] industry had a size of 89 million liters.

In Bolivia, we participate in the beer and non-alcoholic beverages categories, with both proprietary and under license brands. Our operation in Bolivia is consolidated in our Income Statements since August 2018. In 2025, the Bolivian beer industry had an estimated size of 390 million liters; the carbonated soft drink industry had an estimated size of 1,304 million liters; and the water[6] industry had an estimated size of 311 million liters.

[6]Includes HOD, packaged water, flavored water and enhanced water.

[7]Includes still wine, sparkling wine and fortified wine.

[8]Includes HOD, packaged water, flavored water and enhanced water.

[9]Includes Nectars, juices and still drinks.

The Beverage Market: Wine Operating segment

The Chilean wine[10] industry had an estimated size of 133 million liters in 2025. Wines in Chile can be segmented by product type. Chilean wineries produce and sell premium, varietal and popular-priced wines within the domestic market. Premium wines and many of the varietal wines are produced from high-quality grapes, aged and packaged in glass bottles. Popular-priced wines are usually produced using non-varietal grapes and are not aged. These products are generally sold in either cartons or jug packaging.

4)	Production and Marketing

Production and Marketing: Chile Operating segment

The production, marketing and sales of beverages in Chile generated net sales of CLP 1,758,971 million, CLP 1,829,244 million and CLP 1,914,528 in 2023, 2024 and 2025, respectively, or 68.6%, 65.8.0%, of CCU’s consolidated Net sales in those years. Our sales by volume in Chile increased 1.1% in 2025.

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

Our brands Cristal and Escudo are the best-selling proprietary parent beer brands in Chile. Other relevant proprietary parent brands are: Royal Guard and Royal Guard CER0,0°, our premium beer brand; Morenita, our dark beer brand; Dorada, our convenience brand; and Stones, a flavored sweetened beer with 2.5% alcohol content. From time to time, we introduce innovations and brand extensions to our most relevant brands. For example, during 2025 we launched Royal Guard Hazy Lager, Royal Guard Rosé Lager, and Royal Guard Sweet Lager, adding to the existing range of Royal Guard beers. Austral continued its innovations with Patagonia, launching Patagonia Epic Mixes in Moscow Mule flavor. Kunstmann launched Kunstmann Lager Blanc, Radler Limón, and Radler Pomelo, and also continued adding varieties to its Limited Edition Experimental beers. Finally, Stones launched its new variety, Stones Sandía.

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

[10]Includes still wine, sparkling wine and fortified wine.

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

Guayacán
Birra Moretti
Patagonia(1)
Mahina
Volcanes del Sur
(1) Produced under license.
(2) Non-alcoholic beer.
(3) Imported/Produced under license.

Our beer products sold in Chile are bottled or packaged in returnable and non-returnable glass bottles, aluminum cans, non-returnable plastic bottles or stainless-steel kegs at our main production facilities in the Chilean cities of Santiago, Temuco, Valdivia, and Punta Arenas.

During the last three years we sold our beer products in Chile in the following containers:

	Percentage of Total Beer Products Sold
Container	2023	2024	2025

Returnable (1)	16%	16%	14%
Non-returnable (2)	81%	82%	83%
Returnable kegs (3)	3%	3%	3%
Total	100%	100%	100%
(1) Returnable beer containers include glass bottles of various sizes.
(2) Non-returnable beer containers include glass bottles and aluminum cans, both of assorted sizes.
(3) Returnable kegs are stainless steel containers, which have a capacity of 20, 30 and 50 liters.

The following table sets forth our beer sales volume breakdown in Chile by category, for each of the last three years:

Category	2023	2024	2025
Premium	44%	45%	48%
Mainstream	53%	52%	49%
Convenience	3%	3%	3%
Total	100%	100%	100%

Our soft drinks include proprietary brands, in addition to brands produced under license from PepsiCo, Inc., Schweppes Holdings Ltd. and Promarca S.A., which are produced in four production plants (two located in Santiago, one in Temuco and one in Antofagasta).

Our subsidiary Aguas CCU produces, commercializes and distributes mineral, purified and flavored waters. We have two proprietary mineral water brands, Cachantun and Porvenir, which are bottled at their sources, located in Coinco (O’Higgins Region) and Casablanca (Valparaíso Region). We also commercialize Nestlé Pura Vida and Manantial, brands of purified water, and Mas which is a brand of flavored water. Aguas CCU also distributes the imported brand Perrier.

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

The license agreement for juice products under the brand Watt’s, which granted us exclusive production rights, was first signed in June 1987 and originally had a 33-year term. In February 1999, a new license agreement was signed allowing us to produce new flavors and bottle Watt’s juices in non-returnable packaging (wide mouth glass and plastic bottles). A new license agreement between us and Watt’s S.A. was signed in July 2004. This new contract granted us a ten-year license renewable automatically for three consecutive periods of three years if the conditions set forth in the contract were fulfilled at the date of renewal. In December 2006, we signed a joint venture agreement with Watt’s S.A., under which, as of January 30, 2007, we participate in equal parts in Promarca S.A. This company owns the brands Watt’s, Watt’s Ice Frut, Yogu Yogu, Shake a Shake and Frugo, among others in Chile. Promarca S.A. granted both of its shareholders (New Ecusa S.A., a former subsidiary of ECUSA, which merged into ECUSA in 2019, and Watt’s Dos S.A., a subsidiary of Watt’s), for an indefinite period, the exclusive licenses for the production and sale of the different product categories.

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

In November 2022, through a license with PepsiCo we added in Chile the brand Rockstar, an energy drink with natural ingredients, to strengthen our position as a leader in the energy drink category. Rockstar is among the three best-selling energy brands in the world, with a presence in the United States, Canada and the United Kingdom.

In October 2025 ECUSA entered into a distribution agreement with Nestlé Chile S.A. for the acquisition, distribution, and commercialization of RTD coffee drinks with milk and milkdrinks with coffee products under the brands Nescafé and Starbucks.

The following table shows the non-alcoholic beverages parent brands produced and/or sold and distributed by us through our non-alcoholic subsidiary ECUSA during 2025:

Brand	Product Category	Ownership	Affiliation(1)
Bilz	Soft Drink, Non-Cola	Proprietary	CCU
Pap	Soft Drink, Non-Cola	Proprietary	CCU
Kem	Soft Drink, Non-Cola	Proprietary	CCU
Kem Xtreme	Soft Drink, Non-Cola	Proprietary	CCU
Nobis	Soft Drink, Non-Cola	Proprietary	CCU
Canada Dry Ginger Ale	Soft Drink, Non-Cola	Licensed	Schweppes
Canada Dry Agua Tónica	Soft Drink, Non-Cola	Licensed	Schweppes
Canada Dry Limón Soda	Soft Drink, Non-Cola	Licensed	Schweppes
Crush	Soft Drink, Non-Cola	Licensed	Schweppes
Pepsi	Soft Drink, Cola	Licensed	PepsiCo
Seven-Up	Soft Drink, Non-Cola	Licensed	PepsiCo
H2OH!	Soft Drink, Non-Cola	Licensed	PepsiCo
Lipton Ice Tea	Ice Tea	Licensed	PepsiCo
Mirinda	Soft Drink, Non-Cola	Licensed	PepsiCo
Gatorade	Isotonic	Licensed	PepsiCo
Gatorlit	Isotonic	Licensed	PepsiCo
Red Bull	Energy	Licensed	Red Bull
Frugo	Fruit-flavored beverage	Licensed	Promarca(1)
Watt’s	Juice	Licensed	Promarca(1)
Watt’s Selección	Juice	Licensed	Promarca(1)
Cachantun	Mineral Water	Proprietary	Aguas CCU
Mas	Flavored Water	Proprietary	Aguas CCU
Porvenir	Mineral Water	Proprietary	Aguas CCU
Perrier	Mineral Water	Licensed	Nestlé
Nestlé PuraVida	Purified Water	Licensed	Nestlé & others
Manantial	Purified Water	Proprietary	Manantial
Vivo	Ready-to-mix	Licensed	Carozzi
Sprim	Ready-to-mix	Proprietary	Bebidas Carozzi CCU
Rockstar	Energy	Licensed	PepsiCo
Nescafé	RTD Coffee drink with milk	Licensed	Nestlé Chile S.A.
Starbucks	RTD milk drinks with coffee	Licensed	Nestlé Chile S.A.
(1) CCU indirectly owns 50% of Promarca S.A. and 50.1% of Aguas CCU. ECUSA owns 50% of Bebidas Carozzi CCU. Aguas CCU and ECUSA own 99.08% and 0.92% of Manantial, respectively.

During the last three years, we sold our non-alcoholic beverage products in the following packaging formats:

	Soft drinks			Mineral, purified and flavored water
Container	2023	2024	2025	2023	2024	2025
Returnable(1)	9%	10%	10%	22%	22%	21%
Non-returnable(2)	89%	88%	88%	78%	78%	79%
“Post-Mix”(3)	2%	2%	2%	—	—	—
Total	100%	100%	100%	100%	100%	100%
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
(3) Post-mix cylinders are sold specifically to on premise locations for fountain machines.

The following table shows the sales mix of our non-alcoholic beverages by category during each of the last three years:

Category	2023	2024	2025
Carbonated soft drinks
Colas
Licensed	22%	23%	24%
Non-colas
Proprietary	30%	29%	28%
Licensed	19%	19%	19%
Non-carbonated soft drinks
Juices
Licensed	19%	19%	19%
Others(1)
Licensed	10%	10%	10%

Soft drinks total	100%	100%	100%
Mineral water
Proprietary	41%	40%	40%
Purified water
Licensed	14%	15%	17%
Flavored water
Proprietary	22%	23%	22%
HOD	23%	22%	21%
Total Bottled Water	100%	100%	100%
(1) Includes functional drinks and teas.

After the completion of the CPCh transaction with Control in 2005, we expanded our proprietary parent brand portfolio considerably, adding brands such as Campanario in the pisco mainstream and cocktail categories, as well as Control Valle del Encanto, Mistral Nobel, Horcón Quemado and Espíritu de los Andes in the ultra-premium pisco segment, Mistral and Tres Erres in the premium pisco segment and La Serena in the convenience pisco segment. Furthermore, from time to time we introduce new brands of piscos and cocktails extensions and flavors and we also expanded our portfolio with low Alcohol-By-Volume (ABV) brands such as Mistral Ice and Gin Kantal.

Our spirits are produced at five plants which are located in regions of Atacama and Coquimbo in the north of Chile. The bottling process is done in Ovalle’s plant bottling facility, and in Santiago through ECUSA and Cervecera CCU for products with no origin denomination requirements.

In the rum market, our proprietary parent brands are Cabo Viejo and Sierra Morena. Also, CPCh distributes Pernod Ricard products, including Chivas Regal, Ballantine’s, Havana Club and Absolut, among others.

In 2020, CPCh started to produce their first gin with Chilean herbs, Kantal. In 2021, CPCh included 1888 cider brand, with an alcohol content of 5°, refreshing and with a sweet taste. In spirits, we expanded to the Fernet category, by the exclusive distribution of Fernet Branca, a brand from Fratelli Branca. Fernet is a unique spirit made from the combination of herbs, roots and fruits macerated in alcohol.

In 2023, CPCh entered into the frozen cocktail category with the brand La Pizka, to strengthen its premium segment portfolio. Also, in January 2024 we launched the vodka brand Puklaro.

The following table shows our parent pisco, cocktail and low Alcohol-By-Volume (ABV) brands:

Pisco and Cocktails

Super Premium	Mainstream	Popular-priced	Low ABV	Cider
Horcón Quemado	Campanario	La Serena	Mistral Ice	1888
Control Valle del Encanto	Ruta Cocktail		Iceberg
Espíritu de los Andes	Sabor Andino Sour		Sierra Morena Ice
La Pizka			Kantal
3R Ice

In June 2017, CPCh added the Peruvian brand Barsol to its portfolio through the acquisition of 40% of Americas Distilling Investments LLC, which is based in the United States and owns the Barsol brand and productive assets based in Perú.

Production and Marketing: International Business Operating segment

Our International Business Operating segment generated Net sales of CLP 586,484 million, CLP 850,118 million and CLP 780,296 million in 2023, 2024 and 2025, respectively, representing 22.9%,29.3% and 26.8% of CCU’s consolidated Net sales in those years. The International Operating segment includes our operations in Argentina, Bolivia, Paraguay and Uruguay.

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

On April 28, 2003, CCU Argentina and Heineken Brouwerijen B.V., a subsidiary of Heineken International B.V., signed license and technical assistance agreements that provide us with the exclusive rights to produce, sell and distribute Heineken beer in Argentina commencing June 18, 2003. On October 12, 2011, we and Heineken Brouwerijen B.V. signed the Amended and Restated versions of the Trademark License Agreements which provide us with the exclusive rights to produce, sell and distribute Heineken beer in Argentina, in force as of January 1, 2011. These agreements had an initial term of ten years, automatically renewable on January 1 of each year for a new period of ten years, unless any party gives notice of its decision not to renew, in which case the agreements will be in force until the last renewal period expires. Heineken beer is the second-largest brand in terms of volume in the premium segment in Argentina.

On November 28, 2012, CICSA and Heineken Brouwerijen B.V. entered into a Trademark License Agreement which granted us the exclusive rights to produce, sell and distribute Heineken beer in Paraguay. This agreement had an initial term of ten years, automatically renewable for a period of five years unless either party gave notice of its decision not to renew, in which case the agreements would be in force until the last renewal period expires.

On July 15, 2015, CICSA, BBO and Heineken Brouwerijen B.V. signed the Ancillary Trademark License Agreement which provides us with the exclusive rights to produce, sell and distribute Heineken beer in Bolivia, in force as of January 1, 2015. This agreement had an initial term of ten years automatically renewable for five-year periods unless any party gives notice of its decision not to renew, in which case the agreement will be in force until the last renewal period expires.

On April 20, 2018, Bebidas del Paraguay S.A. and Heineken Brouwerijen B.V. signed a Distribution Agreement which provides us with the exclusive rights to sell and distribute Sol beer in Paraguay, effective as of January 1, 2018. This agreement had an initial term of five years and automatically renews for subsequent three-year periods unless any party gives notice of its decision not to renew, in which case the agreements will be in force until the last renewal period expires. On April 20, 2018, Bebidas del Paraguay S.A. and Heineken Brouwerijen B.V. signed a Trademark License Agreement and a Distribution Agreement which provides us with the exclusive rights to produce, sell and distribute Heineken beer in Paraguay. This agreement had an initial term of five years from May 1, 2018 and automatically renews for subsequent three-year periods unless any party gives notice of its decision not to renew. Therefore, and as agreed on June 11, 2018, the Trademark License Agreement entered on November 28, 2012, by CICSA and Heineken Brouwerijen B.V. was terminated with retroactive effects as of April 30, 2018 and, in its place, Heineken Brouwerijen B.V. and CICSA entered into a supply agreement which provided CICSA the non-exclusive right to sell and supply Heineken Lager in the Paraguayan market to Bebidas del Paraguay S.A., for a period of five years beginning on April 30, 2018. On September 6, 2023 Bebidas del Paraguay S.A. and Heineken Brouwerijen B.V. entered into an Amendment to the Trade Mark License Agreement dated April 20, 2018 in order to include, the Heineken 0.0 and the Heineken Silver brands, with retroactive effect to August 1, 2023, and a provision that, absent prior agreement in writing between the parties to this agreement, the products subject to the agreement shall be purchased and acquired only from CICSA in Argentina and/or Cervecera CCU Chile Ltda. On November 1, 2019, Bebidas del Paraguay S.A. and Amstel Brouwerijen B.V. signed the Distribution Agreement which provides us with the exclusive rights to distribute Amstel beer in Paraguay, effective as of October 1, 2019. This agreement had an initial term of five years, and automatically renews for subsequent three-year periods, unless any party gives notice of its decision not to renew, in which case the agreement will be in force until the last renewal period expires. Additionally, as of January 2023 Bebidas del Paraguay S.A. is Heineken Brouwerijen B.V. distributor of Schin beer in Paraguay.

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

In 2013, we started exporting Heineken to Milotur, our subsidiary in Uruguay. On June 4, 2013, CICSA, Milotur and Heineken Brouwerijen B.V. signed a trademark license agreement that provides us with the exclusive rights to produce, sell and distribute Heineken beer in Uruguay, in force as of May 1, 2013. This agreement had an initial term of ten years, and automatically renews on January 1 of each year for a new period of ten years, unless any party gives notice of its decision not to renew, in which case the agreements will be in force until the last renewal period expires. In addition, we import Heineken, Schneider, Imperial, Miller, Amstel, Escudo Silver and Kunstmann beer for distribution in Uruguay. Also, we participate in the mineral water business with the Nativa and Nix brands, in soft drinks with the Nix brand, and in Watt’s branded juices and isotonic drinks with the Full Sport brand. We also distribute imported wines from VSPT (Misiones de Rengo, Finca La Celia, and Eugenio Bustos). In 2024 we incorporated the cider category with 1888 and Real brands produced in Argentina.

In September 2014, CICSA began with the exclusive distribution in Argentina of imported Sol beer. The Sol beer brand is owned by Heineken. This licensing agreement had an initial term of ten years in Argentina, automatically renewable on the same terms (rolling contract), each year for a period of ten years, unless notice of non-renewal is given.

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

In 2018, the Company increased its stake from 34% to 51% in BBO. In Bolivia, CCU participates in the non-alcoholic beverages and beer business, with two plants located in the cities of Santa Cruz de la Sierra and Warnes. It also participates in the non-alcoholic beverage industry in the carbonated soft drinks segment through the brands Mendocina, Sinalco and Malta Real. The latter is a soft drink with sugar based on malt, but without alcohol. BBO, with Mendocina and De La Sierra, also participates in the water category. In beers, it has the brands Real, Capital, Cordillera, Uyuni, Amstel and Schneider. In addition, sell and distribute Heineken, imported beer brands.

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

Through our subsidiary, Compañía Cervecerías Unidas Argentina S.A., we acquired 50.1% of the ownership of Aguas Danone de Argentina S.A., which is involved in the business of mineral waters and flavored waters through its brands Villavicencio, Villa del Sur, Levité, Ser, Brío, and an isotonic drink under the brand Full Sport. This acquisition, which currently consolidates operationally, is in line with our strategy of being a regional multi-category beverage company.

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
Blue Moon(2)
(1) Licensed.
(2) Imported.

The following table shows our proprietary parent beer, wine, cider, water and soft drinks brands, produced and/or imported under license for the market in Uruguay:

Brand	Product Category	Ownership	Affiliation

Heineken	Beer	Licensed(1)	Heineken Brouwerijen B.V.
Amstel	Beer	Licensed(1)	Heineken Brouwerijen B.V.
Schneider	Beer	Proprietary(1)	CCU
Kunstmann	Beer	Licensed(1)	CCU
Imperial	Beer	Proprietary(1)	CCU
Escudo Silver	Beer	Proprietary(1)	CCU
Miller	Beer	Licensed(1)	Coors Brewing Company
Misiones de Rengo	Wine	Proprietary(1)	CCU
Eugenio Bustos	Wine	Proprietary(1)	CCU
Finca La Celia	Wine	Proprietary(1)	CCU
Nix	Soft Drink	Proprietary	CCU
Watt´s	Juice	Licensed(2)	Promarca
Nativa	Water	Proprietary	CCU
Nix	Water	Proprietary	CCU
Full Sport	Isotonic Drink	Proprietary	CCU
1888	Cider	Proprietary(1)	CCU
Real	Cider	Proprietary(1)	CCU
(1) Imported (2) CCU indirectly owns 50% of Promarca.

The following table shows our proprietary parent beer and non-alcoholic brands, produced and/or imported under license for the market in Bolivia:

Brand	Product	Category	Affiliation

Heineken	Beer	Licensed(1)	Heineken Brouwerijen B.V.
Amstel	Beer	Licensed(1)	Amstel Brouwerijen B.V.
Cordillera	Beer	Proprietary	CCU
Real	Beer	Proprietary	CCU
Capital	Beer	Proprietary	CCU
Uyuni	Beer	Proprietary	CCU
Schneider	Beer	Proprietary	CCU
Mendocina	Soft Drink	Proprietary	CCU
Sinalco	Soft Drink	Licensed	Sinalco
De la Sierra	Water	Proprietary	CCU
Mendocina	Water	Proprietary	CCU
Malta Real	Malta based beverage	Proprietary	CCU
(1) Imported.

The following table shows our proprietary parent beer and soft drinks brands, produced and/or imported under license for the market in Paraguay:

Brand	Product Category	Ownership	Affiliation
Heineken	Beer	Licensed(1)	Heineken Brouwerijen B.V.
Amstel	Beer	Licensed(1)	Heineken Brouwerijen B.V.
Paulaner	Beer	Licensed(1)	Paulaner Brauerei GmbH & Co KG
Kunstmann	Beer	Licensed(1)	CCU
Sajonia	Beer	Proprietary	CCU
Sol	Beer	Licensed(1)	Heineken Brouwerijen B.V.
Blue Moon	Beer	Licensed(1)	Coors Brewing Company
Pulp	Soft Drink	Proprietary	CCU
Schin	Beer	Licensed(1)	Heineken Brouwerijen B.V.
Puro Sol	Juice	Proprietary	CCU
Watt´s	Juice	Licensed(2)	Promarca
La Fuente	Mineral Water	Proprietary	CCU
Full Sport	Isotonic Drink	Proprietary(1)	CCU
Pepsi	Soft Drink	Licensed	PepsiCo del Paraguay S.R.L.
Pepsi Light	Soft Drink	Licensed	PepsiCo del Paraguay S.R.L.
Pepsi Max	Soft Drink	Licensed	PepsiCo del Paraguay S.R.L.
Pepsi Blue	Soft Drink	Licensed	PepsiCo del Paraguay S.R.L.
Pepsi Black,	Soft Drink	Licensed	PepsiCo del Paraguay S.R.L.
Mirinda	Soft Drink	Licensed	PepsiCo del Paraguay S.R.L.
Paso de los Toros	Soft Drink	Licensed	PepsiCo del Paraguay S.R.L.
Aquafina	Soft Drink	Licensed	PepsiCo del Paraguay S.R.L.
7up	Soft Drink	Licensed	PepsiCo del Paraguay S.R.L.
Split	Soft Drink	Licensed	PepsiCo del Paraguay S.R.L.
Gatorade	Isotonic	Licensed	PepsiCo del Paraguay S.R.L.
Rockstar	Energy	Licensed	PepsiCo del Paraguay S.R.L.
Lays	Snacks(3)	Licensed	PepsiCo del Paraguay S.R.L.
Doritos	Snacks(3)	Licensed	PepsiCo del Paraguay S.R.L.
Cheetos	Snacks(3)	Licensed	PepsiCo del Paraguay S.R.L.
Fandango	Snacks(3)	Licensed	PepsiCo del Paraguay S.R.L.
Quaker	Snacks(3)	Licensed	PepsiCo del Paraguay S.R.L.
Redbull	Energy	Licensed(1)	Red Bull Panamá S.A. y AJ S.A. Calidad Ante Todo

(1) Imported. (2) CCU indirectly owns 50% of Promarca. (3) For more information see Note 1 to our Audited Consolidated Financial Statements as of December 2025 included herein.

The following table sets forth our beer sales volume in Argentina by category during each of the last three years, including exports to other countries:

Category	Argentina
	2023	2024	2025
Premium	40%	37%	39%
Mainstream	46%	48%	45%
Convenience	14%	14%	16%
Total	100%	100%	100%

Our beer products are bottled or packaged in returnable and non-returnable glass bottles, aluminum cans and stainless steel kegs at our production facilities. During the last three years, we sold our beer products in Argentina in the following packaging formats:

Container	Percentage of Total Beer Sales Volume in Argentina
	2023	2024	2025
Returnable (1)	41%	48%	45%
Non-returnable (2)	58%	51%	54%
Returnable kegs (3)	1%	1%	1%
Total	100%	100%	100%
(1) Returnable beer containers include glass bottles of various sizes.
(2) Non-returnable beer containers include glass bottles and aluminum cans, both of assorted sizes.
(3) Returnable kegs refer to stainless steel containers in assorted sizes.

Production and Marketing: Wine Operating segment

VSPT is one of Chile’s largest producers and distributors of wine in terms of sales volume and Net sales. Our Wine Operating segment generated Net sales of CLP 252,825 million, CLP 282,638 million and CLP 276,489 million in 2023, 2024 and 2025, respectively, or 9.9%, 9.7% and 9.5% of CCU’s consolidated Net sales in those years.

VSPT is composed of six different wineries in Chile and two in Argentina. Its main vineyards are located in Molina, approximately 200 kilometers south of Santiago. The VSPT estate in Molina is one of the largest single-site vineyards in Chile with an area of 1,051 hectares. As of December 31, 2025, VSPT’s vineyards covered an aggregate of 3,986 hectares in Chile, distributed among 10 different plantations. The winery also has 161 hectares under long-term leases. In Argentina, VSPT has another 698 planted hectares located in the province of Mendoza and San Juan.

The following table indicates the breakdown of Wine Operating segment’s volume in the domestic and export markets, including sales from FLC and Graffigna in Argentina:

	Chilean	Argentinean
Year	Domestic Volume		Export Volume (1)	Total Volume
	(in millions of liters)

2023	71	8	56	135
2024	71	7	58	136
2025	66	7	59	132
(1) Includes Argentinean operations but excludes bulk sales.

Viña San Pedro, Viña Tarapacá, Viña Leyda, Viña Santa Helena, Viña Misiones de Rengo, Viña Mar in Chile and Finca La Celia and Graffigna in Argentina, produce and market premium, varietal and popular-priced wines.

The principal brands are set forth below:

Brand		Icon	Premium	Varietal	Popular-Priced
Viña San Pedro	Altaïr	X
	Sideral	X
	Cabo de Hornos	X
	Kankana del Elqui	X
	Tierras Moradas	X
	1865 Selected Vineyard		X
	1865 Selected Blend		X
	1865 Selected Collection		X
	Castillo de Molina		X
	Épica		X
	35 South			X
	Urmeneta			X
	Gato Negro			X
	Gato				X
	San Pedro Exportación				X
	9Lives		X
	Gran Reserva Tarapacá Etiqueta Dorada	X
Viña Tarapacá	Gran Reserva Tarapacá Etiqueta Azul	X
	Gran Reserva Tarapacá Etiqueta Negra		X
	Tarapacá Gran Reserva		X
	Gran Tarapacá			X
	Tarapacá Reserva		X
	Tarapacá Varietal			X
	León de Tarapacá			X
	Cosecha Tarapacá			X
Viña Santa Helena	Santa Helena Gran Reserva		X
	Santa Helena Reserva		X
	Santa Helena Varietal			X
	Santa Helena Gran Vino				X
	Santa Helena Dulce				X
Alpaca	Alpaca Premium		X
	Alpaca Varietal			X
Viña Misiones de Rengo	Misiones de Rengo Black		X
	Misiones de Rengo Cuvée		X
	Misiones de Rengo Reserva		X
	Misiones de Rengo Varietal			X
	Misiones de Rengo Espumante		X
	Misión		X
Viña Mar de Casablanca	Viña Mar de Casablanca		X	X
	Viña Mar de Casablanca Espumante		X
Viña Leyda	Leyda Lot	X
	Leyda Reserva		X
	Leyda Single Vineyard		X
	Leyda Espumante		X
La Celia	La Celia Heritage	X
	La Celia Elite		X
	La Celia Reserva Especial		X
	La Celia Reserva		X
	La Consulta		X
	La Finca			X
	Elixio			X
	Eugenio Bustos			X
Graffigna	Graffigna		X
	Graffigna GR		X
	Colón			X
	Colón Selecto			X
Global Brands	Manquehuito				X
	Ritmo		X
	B-Liv		X
	Tierra Rica		X
	Donnaluna		X
	Ö-61		X

The following table presents our breakdown of total sales volume in thousands of liters by category of the Wine Operating segment during 2025:

	Chilean	Argentinean
Category	Domestic		Export (1)	Total
		(in thousands of liters)
Premium	8,934	1,048	6,734	16,716
Varietal	31,226	5,568	50,455	87,249
Popular-Priced	26,055	—	2,040	28,095
Bulk	—	—	1,110	1,110
Total	66,215	6,616	60,339	133,169
(1) Includes Argentinean operations and bulk wine.

Domestic Market. Our Chilean domestic wine is packaged in glass bottles, cans, cartons, and bag-in-box containers at VSPT’s production facilities in Molina and Isla de Maipo. The following chart shows our packaging mix for domestic wine sales volume for the last three years:

Container	Percentage of Total Domestic Wine Sales Volume in Chile
	2023	2024	2025
Carton	45%	46%	48%
Glass Bottles	54%	53%	51%
Bag-in-Box	—	—	1%
Total	100%	100%	100%

Export Market. According to industry sources, exports of Chilean wine increased from approximately 311 million liters in 2001 to 693 million liters in 2025, at a compounded annual growth rate of 3.3%. During 2024 and 2025, Chilean wine exports reached 779 million liters and 693 million liters, respectively. We believe that Chilean wine exports have grown steadily due to their comparatively low prices and positive international image, as well as due to external factors, such as low wine production in the Northern Hemisphere in recent years.

VSPT exported 56 million liters of wine in 2023, 59 million liters of wine in 2024 and 60 million liters of wine in 2025. During 2025, VSPT exported wine to more than 80 countries worldwide. Exports accounted for net sales of CLP 116,184 million, CLP 133,519 million and CLP 133,614 million, in the last three years, respectively. In 2025, VSPT’s primary export markets included Japan, Brazil, Finland, Paraguay, Colombia and Holland.

Most exported wine is sold in glass bottles, except for a certain quantity of unbranded wine that is occasionally sold in bulk, as well as some wine that is sold in bag-in-box containers.

The following chart shows our packaging mix for export Chilean wine sales volume in the last three years:

Container	Percentage of Total Export Wine Sales Volume from Chile
	2023	2024	2025
Glass Bottles	89%	88%	89%
Bulk	—	1%	1%
Bag in box	11%	11%	10%
Total	100%	100%	100%

5)	Raw Materials and other Supplies

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

Glass bottles used in our packaging are purchased from the main local glass suppliers. During 2025, all of our aluminum cans were purchased from global suppliers. We buy our labels, films and corrugated cartons mainly from local suppliers. The majority of our polyethylene terephthalate (“PET”) resins are imported from Asia. Bottles and injected preforms are produced by our subsidiary Plasco in Chile and other local suppliers in Argentina, Bolivia, Paraguay and Uruguay.

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

VSPT’s main raw and packaging materials are purchased and harvested grapes, purchased wine, glass bottles, carton containers, corks and cardboard boxes. VSPT obtained approximately 49.2% of the grapes used for export wines from our own vineyards during 2025. Of the wine sold in the domestic market, approximately 12.4% are grapes from our vineyards.

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

Comercial Patagona is a subsidiary of Cervecería Austral and, as of July 2002, is responsible for the sale and distribution of our products and those of Cervecería Austral in the Magallanes Region. Comercial Patagona reaches 1,226 points of sale.

We distribute our products throughout Chile to:

●	off-premise retail: small and medium-sized retail outlets, which in turn sell our products to consumers for take-out consumption;
●	on premise retail: retail establishments such as restaurants, hotels and bars for on-premises consumption;
●	wholesalers;
●	supermarket chains; and
●	e-commerce

In the last three years, the percentage mix of the above distribution channels for our products by sales volume in Chile was as follows:

	Percentage of Total Products Sold
Distribution Channels	2023	2024	2025
Off-premise retail	40%	40%	40%
On-premise retail	9%	9%	9%
Wholesalers	20%	20%	19%
Supermarkets	30%	30%	31%
E-Commerce	1%	1%	1%
Total	100%	100%	100%

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

Together with Comercial CCU, in all, we have a total sales force of 706 people, reaching 110,606 points of sale, related to the Chile Operating segment.

In 2019, as previously mentioned, we broadened our remote sales platforms through the launch of a modern e-commerce website in Chile, “La Barra”, reaching 59,965 households with our online portfolio in 2025 (www.labarra.cl).

None of our customers accounted for more than 2.0% of our total sales, with the exception of four large supermarket chains that represented in the aggregate 24.9% of our total sales. None of these supermarket chains individually represented more than 12.0% of our total sales.

Our customers make payment for our products either in cash or checks at the time of delivery or in accordance with one of several types of credit arrangements that we offer. Sales through credit arrangements accounted for 38.5%, 40.7% and 41.2% of our sales in Chile during 2023, 2024 and 2025, respectively. Losses on credit sales in Chile have not been significant.

Sales, Transportation and Distribution: International Business Operating segment

In Argentina, after production, bottling and packaging, our beer is either stored at the production facilities or transported to a network of seven distribution centers leased or owned by us.

As of December 31, 2025, we have the capacity to reach 212,305 points of sale in Argentina with our direct and indirect sales force. Approximately 67% of our beer in Argentina is sold and/or distributed through third-party sales and distribution chains. We have a direct sales force which sells our beer products to customers within San Juan, Mendoza, Córdoba, Santa Fé and Rosario, in addition to 99 regional and national supermarket chains throughout the country. None of our retail customers individually accounted for more than 4.8% of our total beer sales.

In Argentina, though most beer is sold through wholesalers and distributors, we also sell our products to retailers and supermarket chains. In the last three years, the percentage mix of the above distribution channels for our beer products by sales volume in Argentina was as follows:

		Argentina
Distribution Channels	2023	2024	2025
Wholesalers/distributors	65%	74%	78%
Retailers	10%	7%	6%
Supermarkets	25%	19%	16%
Total	100%	100%	100%

In Uruguay our commercial distribution system reaches the whole country and all supermarkets. While supermarkets are served directly through a logistics operator, the rest of our clients are served through an indirect sales and distribution system.

In 2025, we maintained approximately 18,300 points of sale, the percentage mix of the distribution channels for our beer and non-alcoholic products by sales volume in Uruguay, in the last three years, was as follows:

		Uruguay
Distribution Channels	2023	2024	2025
Indirect	78%	80%	80%
Supermarkets	22%	20%	20%
Total	100%	100%	100%

In Paraguay, we have six distribution centers and a direct sales force. Together with a network of distributors and wholesalers, we reach a total of 35,587 points of sale, which allows us to have national coverage with our products.

In the last three years, the percentage mix of the above distribution channels for our beer and non-alcoholic products by sales volume in Paraguay was as follows:

		Paraguay
Distribution Channels	2023	2024	2025
Indirect	6%	7%	5%
Retailers	73%	67%	65%
Supermarkets	21%	26%	30%
Total	100%	100%	100%

In Bolivia, we have three distribution centers and a direct sales force. We reach a total of 17,158 points of sale, which allows us to have national coverage with our products. The percentage mix of the above distribution channels for our beer and non-alcoholic products by sales volume in Bolivia was as follows:

		Bolivia
Distribution Channels	2023	2024	2025
Off-premise retail	22%	20%	20%
On-premise retail	7%	6%	6%
Wholesalers	66%	70%	70%
Supermarkets	5%	4%	4%
Total	100%	100%	100%

Our International Business segment customers make payments for our products either in cash or checks at the time of delivery or in accordance with one of several types of credit arrangements that we offer. Argentina, sales through credit arrangements accounted for 93% of total sales during 2023, and 94% of total sales during 2024 and 2025. In Bolivia, sales through credit arrangements accounted for 26%, 30% and 34% of total sales during 2023, 2024 and 2025, respectively. In Uruguay, sales through credit arrangements accounted for 100% of total sales during 2023, 2024 and 2025. In Paraguay, sales through credit arrangements accounted for 46%, 45% and 45% of total sales during 2023, 2024 and 2025, respectively. Losses on sales through credit arrangements in the International Business segment have not been significant.

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

We distribute our wine products throughout Chile in the territories not covered by Comercial CCU or Comercial Patagona, with our own sales force, to:

●	off-premise retail: small and medium-sized retail outlets, which in turn sell wine to consumers for take-out consumption;
●	on premise retail: retail establishments such as restaurants, hotels and bars for on-premises consumption;
●	wholesalers;
●	supermarket chains; and
●	e-commerce.

For the last three years, the percentage mix of the above distribution channels for our wine products by sales volume in Chile was as follows:

Distribution Channels	2023	2024	2025
Off-premise retail	33%	32%	34%
On-premise retail	5%	6%	5%
Wholesalers	27%	27%	30%
Supermarkets	35%	34%	31%
Total	100%	100%	100%

We reach a total of 29,334 points of sale with our dedicated sales force of 80 people, together with the sales force of Comercial CCU.

Export. VSPT has a presence in more than 80 countries. In order to increase its presence in the international market, VSPT has distribution agreements with key distributors, such as Solera in Sweden and Norway; Hartwall in Finland; Asahi in Japan; Interfood and EPICE in Brazil; and with Jumbo and Super Unie in The Netherlands. In Canada we have distribution agreements with LCBO, Phillipe Dandurand wines and Mark Anthony Group, in Korea with Keumyang and Hitejinro, as well as agreements with other distributors.

As part of our internationalization strategy, which seeks the growth and premiumization of our portfolio, VSPT Wine Group has commercial offices in the US, UK and China.

Our Wine Operating segment customers make payment for our products either in cash or checks at the time of delivery or in accordance with one of several types of credit arrangements that we offer. Sales through credit arrangements accounted for 75.4%, 78.8% and 72.5% of total sales during 2023, 2024 and 2025, respectively. Losses on credit sales have not been significant.

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

The following table shows our annual sales volume of beer, non-alcoholic beverages and spirits in Chile, excluding exports, by quarter in the last three years:

Seasonality Chile Operating segment

Year	Quarter	Sales Volume	% of Annual Sales Volume
		(millions of liters)

2023	1st quarter	664.5	29%
	2nd quarter	481.8	21%
	3rd quarter	503.9	22%
	4th quarter	628.0	28%
	Total	2,278.1	100%

2024	1st quarter	658.8	29%
	2nd quarter	441.4	19%
	3rd quarter	512.7	23%
	4th quarter	657.8	29%
	Total	2,270.7	100%

2025	1st quarter	646.3	28%
	2nd quarter	455.7	20%
	3rd quarter	509.6	22%
	4th quarter	685.0	30%
	Total	2,296.6	100%

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

The following table shows the annual sales volume for the International Business operating segment, including exports, during each quarter in the last three years:

Seasonality International Business Operating segment

Year	Quarter	Sales Volume	% of Annual Sales Volume
		(millions of liters)

2023	1st quarter	244.1	27%
	2nd quarter	173.2	19%
	3rd quarter	218.7	24%
	4th quarter	273.6	30%
	Total	909.5	100%

2024	1st quarter	208.2	21%
	2nd quarter	126.0	13%
	3rd quarter[11]	251.7	26%
	4th quarter[12]	392.1	40%
	Total	978.0	100%

2025	1st quarter	338.2	28%
	2nd quarter	225.6	19%
	3rd quarter	265.0	22%
	4th quarter	374.1	31%
	Total	1,202.9	100%

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

The following table shows the annual sales volume for the Wine Operating segment during each quarter in the last three years:

Seasonality Wine Operating segment

Year	Quarter	Sales Volume	% of Annual Sales Volume
		(millions of liters)
2023	1st quarter	28.9	26%
	2nd quarter	35.6	32%
	3rd quarter	36.1	33%
	4th quarter	34.0	25%
	Total	134.7	100%

2024	1st quarter	29.7	22%
	2nd quarter	35.6	26%
	3rd quarter	36.8	27%
	4th quarter	33.9	25%
	Total	136.1	100%

2025	1st quarter	28.6	22%
	2nd quarter	37.1	28%
	3rd quarter	35.7	27%
	4th quarter	30.7	23%
	Total	132.1	100%

[11]In the 3rd quarter 2024 we started consolidating “Aguas de Origen” (ADO), our water business in Argentina. Isolating this consolidation, the percentage of the quarter 3rd quarter volumes over annual sales volumes reached 22%.

[12]In the 4th quarter 2024 we started consolidating our partnership with the Vierci Group (AV) in Paraguay. Isolating the consolidation of ADO and AV, the percentage of the 4th quarter volumes over annual sales volumes reached 33%.

8)	Geographical Markets

Chile is our primary market in terms of sales, followed by Argentina. In 2023, 2024 and 2025, Chile represented 76%, 71% and 72%, respectively, of CCU’s consolidated Net sales, while Argentina, in the same time periods, represented 19%, 24% and 22%, respectively.

	Net Sales for the year
	2023	2024	2025
	(millions of CLP)
Chile(1)	1,960,180	2,048,580	2,103,379
Argentina(2)	479,816	696,006	630,541
Uruguay	34,750	36,577	37,151
Paraguay	70,348	92,498	114,069
Bolivia	20,462	30,906	24,485
Total	2,565,556	2,904,566	2,909,625
(1) Includes revenue from Net sales of the SSU and eliminations between geographical operations. In addition, includes Net sales of the Wine Operating segment.
(2) Includes revenue from Net sales from the subsidiaries Finca La Celia S.A. and Los Huemules S.R.L. which are presented in the Wine Operating segment and Chile Operating segment, respectively.

CCU’s net sales are primarily generated in the domestic beverage market in the countries in which we have operations in Latin America. In 2023, 2024 and 2025, the domestic market represented 95%, 95% and 95%, respectively, of CCU’s consolidated net sales in each of these years.

	Net Sales for the year
	2023	2024	2025
	(millions of CLP)
Domestic	2,448,914	2,770,814	2,776,834
Exports	116,642	133,752	132,792
Total	2,565,556	2,904,566	2,909,625

CCU’s Wine Operating segment exports wine from Chile and Argentina to over 80 countries around the world. The following table provides the distribution of Wine Operating segment’s exports in 2025 by market:

Market	Volume (1)	Percentage of Total Exports
	(thousands of liters)
Europe	16,292	28%
Latin America	18,594	31%
USA and Canada	4,834	8%
Asia and Oceania	18,898	32%
Others	611	1%
Total	59,229	100%
(1) Includes Argentinean operations, excludes bulk wine.

9)	Competition

Competition: Chile Operating segment

The beer market in Chile is characterized by a wide range of local and international beer brands. Our largest competitor in the beer business is Cervecería Chile S.A. (a subsidiary of ABI). Cervecería Chile S.A.’s primary beer brands are Becker, Corona, Báltica, Stella Artois and Budweiser. Following the renewal of a distribution agreement Cervecería Chile S.A. distributes its products through the distribution network of Embotelladora Andina S.A. (“Embotelladora Andina”) and Coca-Cola Embonor S.A. (“Embonor”). Both companies are the main licensees and bottlers of The Coca-Cola Company’s products in Chile. Another relevant player in the beer market in Chile is Viña Concha y Toro S.A. (“Concha y Toro”), which imports Miller Genuine Draft and Estrella Damm from 2018. Concha y Toro also owns a majority stake in Southern Brewing Company, the brewer of Kross beer. Finally, in the beer market, we also compete with a large number of craft breweries, and distributors/importers of international beers.

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

The following chart shows estimates of our market share in the Chile Operating segment for the last three years:

Year	Chile Operating segment Volume market share (1)

2023	45.0%
2024	44.9%
2025	44.8%
(1) Source: Nielsen. The calculation of the weighted average for past periods includes markets and industries that CCU entered at a later date. Excludes HOD and powder drinks. Also excludes energy drinks.

Competition: International Business Operating segment

Our main competitors by region are as follows: in Argentina, Cervecería y Maltería Quilmes S.A.I.C.A. y G., in Paraguay, Cervecería Paraguaya S.A., in Uruguay, Fábricas Nacionales de Cerveza S.A., in Bolivia, Cervecería Boliviana Nacional S.A. and in Colombia, Bavaria & Cia S.C.A., all of them subsidiaries of ABI. As a result of their dominant position and large size in these countries, these companies benefit from economies of scale in beer production and distribution.

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

The following table shows estimates of the market share of our International Business Operating segment including beer in Argentina; beer, carbonated soft drinks, juices and nectars and mineral water in Uruguay; beer, carbonated soft drinks, juices and nectars and mineral water in Paraguay; and beer, malt and carbonated soft drinks in Bolivia:

Year	International Business Operating Segment Volume Market Share (1)

2023	17.1%
2024	18.7%
2025	19.7%
(1) Sources: Ernst and Young for Argentina for beer and Nielsen for plain and flavored water, the latter only for 2024’s market share as plain and flavored water are only included in the 2024 figure. ID Retail for Uruguay, CCR for Paraguay, Ciesmori for CSDs and Nielsen for beer and malt, in Bolivia.

Competition: Wine Operating segment

The wine industry, both in the domestic and export markets, is characterized by having a large number of participants with different business scales. Thus, VSPT’s biggest competitors in the Chilean domestic market are Viña Concha y Toro S.A. and Viña Santa Rita S.A. (“Santa Rita”). Following the execution of a distribution agreement in November 2021, Santa Rita distributes its products through the distribution network of Embotelladora Andina and Embonor. Other relevant wineries in the Chilean domestic market are Bodegas y Viñedos Santa Carolina S.A., Viña Undurraga S.A., Viña Cousiño Macul S.A. and Viña Montes S.A. At an international level, VSPT competes with Chilean producers and with wine producers around the world.

The following table shows estimates of the volume market share of our Wine Operating segment in Chile (excluding bulk wine sales) for the last three years:

Year	Wine Operating segment Volume market share (1)

2023	20.0%
2024	18.4%
2025	19.4%
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

Law No. 19,925 also set opening and closing hours for establishments dealing in alcoholic beverages; limited geographical areas for the sale of alcohol; reduced the maximum number of licenses to be granted by zones and population; increased criminal liability for selling alcohol to persons under eighteen years of age; and tightened the restrictions, imposing prison sentences and higher fines, among others, for violations formerly deemed lighter. One of its most important innovations was to forbid the sale of alcohol to minors at all outlets, and not just for on-premises drinking (the only exception retained is the case of children who are served meals when accompanied by their parents).

Alcoholic beverages are also subject to the provisions of Law No. 21,363 published on August 6, 2021, and its Regulations contained in Decree No. 98 of the Ministry of the Interior and Public Security of July 7, 2023, which established restrictions and warnings about the consumption of alcohol on labeling and promotional materials; the obligation to inform the amount of calories on labels; time restriction for TV and radio advertising and prohibited promotional activities or advertising of alcohol in relation to sport activities (which become effective either immediately or on a deferred basis, as set forth in said Law). This law and regulations could affect our alcoholic beverages portfolio and certain marketing activities.

Alcoholic beverages are subject to control by the Regional Ministerial Secretariat of Health (Seremi de Salud) and to the regulation of Servicio Agrícola y Ganadero (“SAG”).

The production, bottling and marketing of non-alcoholic beverages is subject to applicable sanitary legislation and regulations, particularly the Sanitary Code and the Food Ordinance (the Reglamento Sanitario de los Alimentos).

Non-alcoholic beverages are also subject to the provisions of the Food Sanitary Regulation, as set forth in Supreme Decree No. 977 of the Ministry of Health, published on May 13 1997, and the Sanitary Code, regarding the sanitary conditions governing the production, import, processing, packaging, storage, distribution, and sale of food products for human consumption.

Additionally, mineral waters are subject to the provisions of the Mineral Water Regulation, contained in Supreme Decree No. 106 of the Ministry of Health, published on June 14, 1997, which contains the obligation to obtain an establishment and operating authorization from the respective health service, as well as the requirement to obtain a formal declaration as a 'healing source' (fuente curativa) prior to commercial exploitation. Mineral water may only be bottled at its source of origin in accordance with the procedures and handling requirements set forth in said regulation. Furthermore, trademarks intended to distinguish mineral waters and their bottled sub-products must share the same name as the source or sources from which they originate, provided they are registered with the Ministry of Health. The Regulation also establishes provisions relating to the packaging, labeling, and advertising of mineral waters and their sub-products.

Finally, the following regulation is applicable to non-alcoholic beverages: (i) Law No. 20,606 on Nutritional Composition of Food and Advertising enacted in 2012, (ii) Decree No. 13 of the Ministry of Health which was published on June 26, 2015, amending the Food Ordinance referred to above, (iii) Law No. 20,869 on Food Advertising, published on November 13, 2015, and Supreme Decree No. 24 of the Ministry of Health effective as of April 11, 2025, and revokes Supreme Decree No. 1 of the of Ministry of Health published on December 11, 2017, which set certain restrictions on and requirements for the advertising, labeling and marketing of foods that are qualified as “high” in calories or any of the defined critical nutrients, such as sodium, sugar and saturated fats. In addition, (iv) Law No. 21,368 regulates the use of single-use plastics and plastic bottles, including, among other obligations, that beverage producers must include a certain percentage of collected and recycled plastic in Chile in the manufacturing of their disposable plastic bottles, establishing that by 2025 disposable plastic bottles in Chile must contain at least 15% locally collected and recycled plastic, progressively increasing this percentage to 70% by 2060, and (v) Supreme Decree No. 30, published on January 7, 2026, contains the regulation of Law No. 21,368 and sets, among others, the requirements and procedures for the issuance of the certificates mandated by such Law.

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

Due to the specific nature of the activities undertaken in Uruguay, the main applicable laws are Decree No. 315/94 containing the National Bromatological Regulations, Code of Children and Adolescents regulating aspects related to sale and advertising of alcoholic beverages, Law No. 17,849 and its Regulatory Decree No. 260/07 regulating Integrated Packaging Management System, Mercosur Technical Regulations for labeling of packaged food, Law No. 18,159 regulates the promotion and defense of competition, Law No. 19,855 regulating problematic consumption of alcoholic beverages and its Regulatory Decree No. 63/2020, Decree No. 272/18, effective as of March 1, 2020, with respect to food labeling and its Regulatory Decree No. 63/2020, Law No. 19,829 on Integral Solid Waste Management, and Resolutions No. 271/021 and No. 1391/024 regarding minimum targets of recovery and valorization of packaging.

There are currently no material legal or administrative proceedings pending against us in Uruguay with respect to any regulatory matter. We believe that we comply in all material respects with all applicable statutory and administrative regulations with respect to our business in Uruguay.

Government Regulation in Paraguay

In Paraguay, Distribuidora del Paraguay S.A., AV S.A., Bebidas del Paraguay S.A. and Sajonia Brewing Company S.A. are governed by the laws of the Republic of Paraguay, in particular: Law No. 1,034/83 of Merchants, and articles 1,048 to 1,159 of Law No. 1,183/85 Civil Code and its subsequent amendments, Law No. 388/94 establishes provisions on incorporation, capital stock and powers of the assembly with respect to corporations and its subsequent amendments, Law No. 3,228/07 amends article 5 of Law No. 388/94, which amends article 1,051 of Law No. 1,183/85 Civil Code; Law No. 5,895/17 which establishes transparency rules in the corporate governance of companies incorporated by shares and Law No. 6,399 amending Law No. 5,895/17, Decree No. 9,043/17 and its subsequent amendments, which regulates Law No. 5,895/17 and establishes fines in case of non-compliance, Law No. 6,446/19 which creates the Administrative Registry of Persons and Legal Structures and the Administrative Registry of Final Beneficiaries of Paraguay, Decree No. 3,241/20 which regulates Law No. 6,446/2019 referred to above, Law No. 294/1993 on Environmental Impact Assessment, and Law No. 836/80 Sanitary Code.

Due to the specific nature of its corporate purposes, Bebidas del Paraguay S.A., with respect to the import, marketing and advertising of alcoholic and non-alcoholic beverages, Sajonia Brewing Company S.A. with respect to the production, marketing and advertising of alcoholic beverages, Distribuidora del Paraguay S.A. and AV S.A. with respect to the marketing and advertising of alcoholic and non-alcoholic beverages, are subject to the provisions of Law No. 1,333/98 on Advertising and Promotion of Tobacco and Alcoholic Beverages, Law No. 1,334/98 on Consumer and User Protection, as amended, Law No. 1,642/00 prohibiting the sale of alcoholic beverages to minors and prohibiting their consumption on public roads, and Executive Decree No. 1,635/99 and Resolution of the Ministry of Public Health and Social Welfare No. 643/12 regulating aspects related to the registration of food products and amendments thereto, among others.

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

Furthermore, ZF CC must comply with the free zone regime, including Law No. 1,004 of 2005, Decree No. 2,147 of 2016 amended by Decree No. 278 of 2021, Decree No. 1,165 of 2019 amended by Decree No. 659 of 2024, Resolution No. 46 of 2019 amended by Resolutions No. 242, 235, 223, 10,061, 9,021 and 192 of 2025, as well as by Decree No. 920 of 2023 and the rules that modify or regulate it, and its corresponding resolution of declaration of existence issued by the Customs Authority as well as its general development master plan approved by the Ministry of Commerce, Industry and Tourism. In tax matters, article 240-1 of the Tax Statute, as amended by Law No. 1,819 of 2016, applies to this company, provided that they have been qualified as Industrial Users prior to December 13, 2022; otherwise, the provisions of article 11 of Law No. 2,277 of 2022, and other rules that regulate it, must also be complied with. In tax matters, article 240-1 of the Tax Statute applies to this company, modified by Law No. 2,277 of 2022, related to the income tax rates applicable to free trade zone commercial users. Additionally, paragraph 6 of article 240 of the Tax Statute must be applied in relation to the Minimum Tax.

In addition, the specific rules relating to the activities and business in alcoholic beverages that each company carries out are applicable to these companies, the main ones being: Law No. 9 of 1979, which establishes the conditions that raw materials for the production of alcoholic beverages must satisfy, Law No. 124 of 1994, which regulates the sale and consumption of alcoholic beverages and their advertising and establishes that the minimum age for the purchase of alcoholic beverages at the national level is 18 years of age, Decree No. 1,686 of 2012 and Decree No. 1,083 of 2025, which sets forth the sanitary requirements for the production, packaging, advertising, transportation, import and marketing of alcoholic beverages destined for human consumption, Decree No. 780 of 2016, which establishes, in the field of alcoholic beverages, the obligation to emphasize in advertising and related legends the prohibition of the sale of alcoholic beverages to minors, as well as the specifications that must be included in their packaging and labels and Circular No. 486 of 2016, establishing the health requirements associated with the manufacture, processing, packaging, storage, distribution, marketing, sale, import or export of alcoholic beverages, Law No. 223 of 1995 and Law No. 1,816 of 2016 regulating local taxes applicable to the production and distribution of alcoholic beverages (including beer) in the Colombian territory, article 475 of the Tax Statute which determines the taxable base of the Sales Tax (VAT), Decree No. 1,366 of 2020, which establishes provisions for granting sanitary registration of alcoholic beverages manufactured and marketed by micro-entrepreneurs and certification in good manufacturing practices, Decree No. 162 of 2021, amending Decree No. 1,686 of 2012, Joint Circular No. 11 of 2017, which addresses certificates in good manufacturing practices for alcoholic beverages, and Decree No. 120 of 2010, which adopts measures in relation to labeling and advertising.

Likewise, to non-alcoholic beverages the main applicable norms are: (i) Resolution No. 2,674 of 2013, which establishes the sanitary requirements for their manufacturing, processing, preparation, packaging, storage, transportation, distribution and marketing, (ii) Resolution No. 719 of 2015, which establishes the food and beverages classification for human consumption according to the risk in public health, (iii) Resolution No. 5,109 of 2005, modified by Resolution No. 557 of 2022, which establishes the technical regulation on labeling or labeling requirements, (iv) Resolution No. 810 of 2021, which establishes the technical regulation on nutritional and front labeling requirements, and (v) Resolution No. 2,492 of 2022, which amends the aforementioned Resolution No. 810 of 2021.

There are currently no material legal or administrative proceedings pending against us in Colombia with respect to any regulatory matter. We believe that we comply in all material respects with all applicable statutory and administrative regulations with respect to our businesses in Colombia.

Government Regulation in United Kingdom

Finally, VSPT UK Ltd., as a public limited company incorporated in the United Kingdom, is governed by the Companies Act 2006 and Food Safety Act 1990, among others.

C.	Organizational Structure

Ownership Structure as of March 31, 2026

We are controlled by IRSA, which as of March 31, 2026, and as of the date of this annual report, directly and indirectly owned 65.87% of our shares of common stock.

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

Heineken, the Dutch brewer, is the second largest brewery in the world which, according to its 2025 annual report, markets and sells more than 340 beer and cider brands in 190 countries, and it has almost 88,000 direct employees worldwide. Heineken group’s beer volume was 234 million hectoliters during 2025.

The following table provides our significant subsidiaries as of December 2025:

Subsidiaries	Country	Total Ownership Interest
Cervecería CCU	Chile	100.00%
CCU Argentina	Argentina	99.99%
ECUSA	Chile	99.98%
VSPT(1)	Chile	85.15%
(1) Compañía Cervecerías Unidas S.A. indirectly, through CCU Inversiones S.A., has an 85.17% controlling interest in VSPT.

D.	Property, Plants and Equipment

Set forth below is information concerning our production facilities as of December 31, 2025, all of which are owned and operated by us or our subsidiaries.

For the Chile Operating segment, we had an aggregated Supply Capacity per month of 316.2 million liters, including Manantial, with a Utilized Capacity during peak month of 81.8%. Utilized Capacity During Peak Month is equal to production output as a percentage of Nominal Installed Production Capacity during our peak month for each respective plant. The annual Nominal Installed Capacity for this segment is 34.8 million hectoliters. Our Chile Operating segment total facilities size is 1,141,703 square meters (total built area including warehousing logistics activities related to the production process). Supply Capacity per month is defined as nominal installed production capacity for the current product/packaging mix during 25 days per month and 3 shifts per day. The calculated slack (spare) capacity does not necessarily indicate real slack capacity. The real production capacity is less than the nominal installed production capacity as adjustments are required for real machinery performance, packaging mix, availability of raw materials and bottles, seasonality within the months and other factors. As a result, we believe that the peak monthly capacity utilization rates shown above understate real capacity utilization and that slack capacity is overstated.

Set forth below is a list of our 16 principal production facilities:

Chile Operating segment
Location	Type of Plant
Santiago- Quilicura	Beer
Valdivia	Beer
Temuco	Mixed
Antofagasta	Non-alcoholic beverages
Coinco	Non-alcoholic beverages
Santiago - Renca Modelo	Non-alcoholic beverages
Santiago - Embotelladora CCU Renca	Non-alcoholic beverages
Casablanca	Non-alcoholic beverages
Coronel (Manantial)	Non-alcoholic beverages (HOD)
Santiago - Quilicura (Manantial)	Non-alcoholic beverages (HOD)
Puerto Montt (Manantial)	Non-alcoholic beverages (HOD)
Elqui	Spirits
Sotaquí	Spirits
Monte Patria	Spirits
Salamanca	Spirits
Ovalle	Spirits

For the International Business Operating segment, we had an aggregated Supply Capacity per month of 202.2 million liters with a Utilized Capacity during peak month of 68.1%. The annual Nominal Installed Capacity for the International business is 22.2 million hectoliters.

Our International Business Operating segment total facilities size is 500,437 square meters (total built area including warehousing logistics activities).

Set forth below is a list of our 13 principal production facilities:

International Business Operating segment
Location	Country	Type of Plant
Buenos Aires (Luján)	Argentina	Beer
Santa Fe	Argentina	Beer
Salta	Argentina	Beer
Sajonia	Paraguay	Beer
Warnes	Bolivia	Mixed
Pan de Azúcar	Uruguay	Non-alcoholic beverages
San Antonio I	Paraguay	Non-alcoholic beverages
San Antonio II	Paraguay	Non-alcoholic beverages
Santa Cruz de la Sierra	Bolivia	Non-alcoholic beverages
Allen	Argentina	Cider
Ciudadela	Argentina	Cider
Mendoza	Argentina	Water(1)
Buenos Aires	Argentina	Water(1)

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

Our two principal production facilities through joint ventures are set forth below (See ITEM 4: Information on the Company – B. Business Overview – Overview – Joint Ventures and Associated Companies):

Joint Ventures
Location	Country	Type of Plant
Punta Arenas	Chile	Beer(1)
Sesquillé	Colombia	Beer(2)

(1) Production in the Punta Arenas facility is under licensing agreements and, accordingly, we do not consolidate this facility.
(2) In February 2019, CCU through its joint venture with Grupo Postobón, started beer production at the new three million hectoliter plant. Accordingly, we do not consolidate this facility.

In addition to our production plants listed above, we have 36 owned and 18 leased distribution centers in the countries in which we operate:

Own Distribution Centers	Country	Leased Distribution Centers	Country
Arica	Chile	Illapel	Chile
Iquique	Chile	La Vara	Chile
Calama	Chile	San Antonio	Chile
Antofagasta	Chile	Castro	Chile
Copiapó	Chile	Liberación	Paraguay
Coquimbo	Chile	Katueté	Paraguay
Ovalle	Chile	Coronel Oviedo I	Paraguay
Llay Llay	Chile	Coronel Oviedo II	Paraguay
Curauma	Chile	Ciudad del Este	Paraguay
Santiago Sur	Chile	Encarnación	Paraguay
Santiago Quilicura	Chile	San Ignacio Misiones	Paraguay
Santiago Modelo	Chile	Cochabamba	Bolivia
Santiago Embotelladora CCU Renca	Chile	Rosario	Argentina
Rancagua	Chile	Cordoba	Argentina
Talca	Chile	San Juan	Argentina
Chillán	Chile	Mendoza	Argentina
Talcahuano	Chile	Alianza	Argentina
Los Angeles	Chile	Sauce Viejo	Argentina
Valdivia	Chile
Osorno	Chile
Puerto Montt	Chile
Coyhaique	Chile
Temuco	Chile
Villarrica	Chile
Punta Arenas	Chile
Salta	Argentina
Santa Fe	Argentina
Pilar	Argentina
Luján	Argentina
Cuidadela	Argentina
Pan de Azúcar	Uruguay
Encarnación	Paraguay
San Antonio	Paraguay
Ciudad del Este	Paraguay
La Paz	Bolivia
Santa Cruz de la Sierra	Bolivia

E.	Environmental Matters

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

In September 2023, the Biodiversity Law was enacted in Chile, creating the Biodiversity Service, which is responsible for the conservation of the country's natural heritage. Its implementation will depend on regulations that are expected to be enacted in the coming years.

In 2023, we announced an update to our sustainability model, shifting our vision towards a Sustainability Strategy that we call "Juntos por un Mejor Vivir" which is currently in place and encompasses 2 Pillars: “Our Planet” and “Our People”; 8 work agendas: “Water balance”, “Circular economy”, “Climate action”, and “Responsible supply chain” within the Our Planet pillar, and “SER CCU Experience”, “Passion for the consumer”, “Enjoy responsibly” and “Country progress” within the Our People pillar. Also, this strategy has 20 goals by 2030 and several annual initiatives.

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

In 2025, the main achievements were: a 68.0% reduction (compared to the 2010 baseline) in greenhouse gas emissions per liter produced (the 2030 goal was 50%); a 52.7% decrease in water consumption (compared to the 2010 baseline) per liter produced (the 2030 goal is 60%); and a 99.2% valorization of industrial solid waste (the 2030 goal is 100%). Additionally, we reached 82.8% use of electricity from renewable sources (the 2030 goal is 75%), 99.95% use of reusable, recyclable or compostable packaging (the 2030 goal is 100%) and 33.7% use of packaging with recycled material in Chile and Argentina (the 2030 goal is 50%).

CCU has a Sustainability Committee, a governance body that directs and cross-functionally coordinates all the agendas of the Sustainability Strategy. This committee is chaired by the Corporate Affairs Officer and its vice-chair is the General Controller, and it also includes the participation of the CEO and the Chief Financial Officer, among other members. The Sustainability Committee meets quarterly, and it is during these sessions that progress is reviewed, gaps are explained, and action plans are communicated, ensuring support for the management and fulfillment of the Sustainability Strategy. Our strategy was designed considering all the challenges, impacts, and opportunities related to our business and value chain, which has allowed us to continue progressing on the essential topics associated with our industry in deep connection with our environment and context. In 2024, as part of the management process for the “Juntos por un Mejor Vivir” sustainability strategy, the Sustainability Committee has defined a review of our progress and priorities at the midpoint of this decade.

Therefore, in 2025, our 20 Goals for the year 2030 were updated to reach: greenhouse gas emissions per liter produced in Scope 1 and 2 emissions from 60% to 70% reduction and renewable electricity use from 80% to 85%; industrial water consumption reduction from 55% to 60%; valorization of industrial solid waste from 95% to 100%; the use of reusable, recyclable or compostable packaging from 95% to 100%; and the use of packaging with recycled material in Chile and Argentina from 30% to 40%.

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

In Uruguay, we are subject to the full range of governmental regulation and supervision generally applicable to companies engaged in business in said country. As a closely held corporation, our subsidiaries are principally governed by Law No. 16,060, which regulates all commercial companies. Law No. 19,829 on Integral Solid Waste Management, and Resolutions No. 271/021 and No. 1391/024 regarding minimum targets of recovery and valorization of packaging.

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

Adjusted Operating Result and ORBDA are non-IFRS financial measures. Adjusted Operating Result reflects a subtotal in “Note 6” under Operating segment’s additional information. A non-IFRS financial measure does not have a standardized meaning prescribed by either IFRS or U.S. GAAP. For management purposes, Adjusted operating result we have defined it as Net income before net financial expense, gain (losses) of joint venture and associates accounted for using the equity method, gains (losses) on exchange differences, result as per adjustment units, Other gains (losses) and income taxes. For management purposes, ORBDA is defined as Adjusted Operating Result before depreciation and amortization.

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

	Year Ended December 31,
	2023		2024		2025
	(in millions of CLP, except percentages)
Net sales
Chile Operating segment(1)	1,758,971	68.6%	1,829,244	63.0%	1,914,528	65.8%
International Business Operating segment(2)	586,484	22.9%	850,118	29.3%	780,296	26.8%
Wine Operating segment(3)	252,825	9.9%	282,638	9.7%	276,489	9.5%
Other/eliminations(5)	(32,725)	(1.3)%	(57,433)	(2.0)%	(61,687)	(2.1)%
Total	2,565,556	100.0%	2,904,566	100.0%	2,909,625	100.0%

Adjusted Operating Result(4)
Chile Operating segment(1)	204,586	80.8%	205,406	78.2%	220,390	99.8%
International Business Operating segment(2)	57,553	22.7%	26,786	10.2%	9,499	4.3%
Wine Operating segment(3)	20,019	7.9%	29,155	11.1%	23,163	10.5%
Other/eliminations(5)(6)	(28,875)	(11.4)%	1,355	0.5%	(32,203)	(14.6)%
Total	253,283	100.0%	262,702	100.0%	220,849	100.0%

Volume (in million liters)
Chile Operating segment(1)	2,278.1	68.7%	2,270.7	67.2%	2,296.6	63.4%
International Business Operating segment(2)	909.5	27.4%	978.0	29.0%	1,202.9	33.2%
Wine Operating segment(3)	134.7	4.1%	136.1	4.0%	132.1	3.6%
Other/eliminations(5)	(8.7)	(0.3)%	(7.5)	(0.2)%	(6.7)	(0.2)%
Total	3,313.7	100.0%	3,377.3	100.0%	3,624.8	100.0%
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

The following is a reconciliation of our Net income; the most directly comparable IFRS measure to Adjusted Operating Result and ORBDA for the years ended December 31, 2023, 2024 and 2025.

	For the years ended December 31,
	2023	2024(1)	2025
	(in million CLP)

Net income of year	118,425	176,545	137,293
Add (Subtract):
Other gains (losses)	13,316	95	27,673
Financial Income	(39,402)	(38,102)	(27,522)
Financial costs	77,023	97,165	79,948
Share of net loss of joint ventures and associates accounted for using the equity method	19,218	9,495	14,353
Foreign currency exchange differences	65,945	17,797	(1,474)
Result as per adjustment units	14,026	10,722	17,631
Income taxes	(15,267)	(11,015)	(27,052)
Adjusted Operating result(2)	253,283	262,702	220,849
Depreciation and amortization	126,119	153,234	155,359
ORBDA(3)	379,402	415,936	376,208
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
(3) Defined, for management purposes, as Adjusted Operating Result before depreciation and amortization.

The following table presents our Income statement for the periods noted below:

	Year Ended December 31,
	2023		2024(1)			2025
	(millions of CLP, except percentages)
Net sales	2,565,556	100.0%	2,904,566	100.0%	2,909,625	100.0%
Cost of sales	(1,378,612)	53.7%	(1,590,958)	54.8%	(1,618,034)	55.6%
Gross profit	1,186,944	46.3%	1,313,609	45.2%	1,291,591	44.4%
Other income by function	4,420	0.2%	40,212	1.4%	11,830	0.4%
Other expenses (2)	(1,809)	0.1%	(4,686)	0.2%	(8,164)	0.3%
MSD&A (3)	(936,272)	36.5%	(1,086,432)	37.4%	(1,074,408)	36.9%
Adjusted Operating Result (4)	253,283	9.9%	262,702	9.0%	220,849	7.6%
Net Financial Expenses	(37,621)	1.5%	(59,063)	2.0%	(52,425)	1.8%
Results as per adjustment units	(14,026)	0.5%	(10,722)	0.4%	(17,631)	0.6%
Gain (loss) on exchange differences	(65,945)	2.6%	(17,797)	0.6%	1,474	0.1%
Share of net income(loss) of joint ventures and associates accounted for using the equity method	(19,218)	0.7%	(9,495)	0.3%	(14,353)	0.5%
Other gains/(losses)	(13,316)	0.5%	(95)	0.0%	(27,673)	1.0%
Income before taxes	103,158	4.0%	165,530	5.7%	110,241	3.8%
Income tax expense	15,267	0.6%	11,015	0.4%	27,052	0.9%
Net income for the year	118,425	4.6%	176,545	6.1%	137,293	4.7%
Attributable to:
Equity Holders of Parent company	105,653	4.1%	160,944	5.5%	117,152	4.0%
Non-controlling interest	12,773	0.5%	15,601	0.5%	20,140	0.7%
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

FISCAL YEAR ENDED DECEMBER 31, 2025 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2024

The main highlights of the consolidated Income Statement for the fiscal year ended 2025 were: (a) Net sales were up 0.2%, explained by 7.3% higher volumes, partially offset by 6.7% lower average prices in Chilean pesos (CLP) terms; (b) a 27.2% decrease in Net income, mainly due to a lower operating result, concentrated in Argentina and in the wine business, as explained below, and a non-recurring gain in 2024 from the sale of a portion of land in Chile totalizing a gain after taxes of CLP 20,928 million (isolating this non-recurring gain, Net income dropped 16.3% in 2025); (c) a decrease of 15.9% in Adjusted Operating Result, largely explained by the non-recurring gain in 2024 from a sale of a portion of land in Chile, totalizing a gain before taxes of CLP 28,669 million. Isolating this non-recurring gain, Adjusted Operating Result contracted 5.6%, mostly due to a challenging business scenario in Argentina and in the wine business.

Net Sales

Our net sales increased 0.2%, from CLP 2,904,566 million in 2024, to CLP 2,909,625 million in 2025 explained by 7.3% higher volumes, partially offset by 6.7% lower average prices in CLP.

In terms of volumes by Operating segment, they expanded 1.1% in the Chile Operating segment, retaking volume growth after three years of contraction. The International Business Operating segment expanded volumes by 23.0% which is explained by inorganic growth, resulting from the consolidation in July 2024 of Aguas de Origen S.A. (ADO), a water and non-alcoholic beverage business in Argentina, and from the partnership with Grupo Vierci in Paraguay, which includes the PepsiCo license for beverage production and distribution, as well as snack distribution, starting in October 2024. Isolating the volume effect of the consolidation of these businesses, this segment contracted its volumes by 0.3%, mostly explained by Argentina, where we faced a challenging scenario, especially during the second half of the year. The Wine Operating segment contracted volume by 3.0% almost fully explained by a 6.7% drop in the Chilean domestic market, partially offset by a 2.4% growth in exports.

In terms of average prices, the lower average prices in CLP were explained by: (i) a 25.4% decrease in the International Business Operating segment, associated mostly with the devaluation of the ARS with respect to the USD, and a challenging price scenario in this country, with prices growing below inflation during the year and negative mix effects. This was partially compensated by: (i) a 3.5% rise in the Chile Operating segment, related to revenue management initiatives, partly offset by negative mix effects in the portfolio; and (ii) a 0.8% growth in the Wine Operating segment, mostly explained by revenue management initiatives in domestic markets and a weaker CLP, and its favorable impact on export revenues, partially offset by negative mix effects. The main drivers of the change in net sales attributable to each of our operating segments for 2025 compared to 2024 are described below:

Chile: Net sales increased by 4.7% from CLP 1,829,244 million in 2024, to CLP 1,914,528 million in 2025, due to an expansion of 3.5% in average prices, while volumes increased 1.1%. Higher average prices were driven by revenue management initiatives, partially compensated by negative mix effects in the portfolio.

International Business: Net sales contracted 8.2% from CLP 850,118 million in 2024, to CLP 780,296 million in 2025, due to 25.4% decrease in average prices in CLP while volumes rose 23.0%. The contraction in average prices was mostly associated with the devaluation of the ARS with respect to the USD, and a challenging price scenario in this country, with prices growing below inflation during the year and negative mix effects. The higher sales volume is more than explained by inorganic growth, resulting from the consolidation in July 2024 of Aguas de Origen S.A. (ADO), a water and non-alcoholic beverage business in Argentina, and from the partnership with Grupo Vierci in Paraguay, which includes the PepsiCo license for beverage production and distribution, as well as snack distribution, starting in October 2024. Isolating the volume effect of the consolidation of these businesses, this segment contracted its volumes by 0.3% almost fully explained by Argentina, due to a complex economic situation in the after mentioned country, which resulted in a decline in the beer industry.

Wine: Net sales contracted 2.2% from CLP 282,638 million in 2024, to CLP 276,489 million in 2025, mainly as a consequence of lower volumes, which contracted by 3.0%, partially offset by average prices 0.8% higher. The lower volumes were explained by a 6.7% decline in the Chilean domestic market, offset by a growth of 2.4% in exports. Average prices increased primarily due to a weaker CLP against the USD and its favorable effects on export revenues and revenue management initiatives.

Cost of Sales

Cost of sales consists primarily of the cost of raw materials, packaging, labor costs for production, personnel, depreciation of assets related to production, depreciation of returnable packaging, licensing fees, bottle breakage, utilities, and the costs of operating and maintaining plants and equipment.

Our cost of sales in 2025 increased 1.7% from CLP 1,590,958 million in 2024 to CLP 1,618,034 million in 2025, primarily due to higher consolidated volumes, as cost of sales per hectoliter was down 5.2% in CLP.

The change in cost of sales for our operating segments for 2025 is described below:

Chile: Cost of sales increased 4.0% from CLP 1,018,348 million in 2024, to CLP 1,059,252 million in 2025. The expansion in Cost of sales was due to higher volumes and higher manufacturing costs, mainly related with our PET recycling plant “CirCCUlar”, and higher aluminum prices, partially compensated by lower prices in sugar, fruit pulp, and malt. Cost of sales as a percentage of net sales in the Chile Operating segment decreased from 55.7% in 2024, to 55.3% in 2025.

International Business: Cost of sales in the International Business Operating segment decreased 3.7% in CLP from CLP 440,461 million in 2024, to CLP 423,947 million in 2025, mostly caused by a currency translation effect, as in local currency Cost of sales per hectoliter grew due to cost pressures in Argentina. Cost of sales as a percentage of net sales in the International Business Operating segment was up from 51.8% in 2024, to 54.3% in 2025.

Wine: Cost of sales in the Wine Operating segment increased 1.6% from CLP 170,264 million in 2024, to CLP 172,949 million in 2025, mainly from a higher cost of wine and higher USD-linked packaging costs. Cost of sales as a percentage of net sales in this segment was up from 60.2% in 2024, to 62.6% in 2025.

Gross Profit

Our gross profit decreased by 1.7% from CLP 1,313,609 million in 2024, to CLP 1,291,591 million in 2025, driven by the changes in Net sales and Cost of sales during such periods described above.

Marketing, Selling, Distribution and Administrative Expenses (MSD&A expenses)

MSD&A expenses primarily include advertising and promotional expenses, selling expenses, distribution costs such as product transportation costs, services provided by third parties and other administrative expenses.

MSD&A expenses decreased 1.1%, from CLP 1,086,432 million in 2024, to CLP 1,074,408 million in 2025, mostly due to efficiencies in all Operating segments. As a percentage of Net sales, our MSD&A expenses grew from 37.4% in 2024, to 36.9% in 2025.

The MSD&A expenses performance of each Operating segment during 2025 is described below:

Chile: MSD&A expenses increased 4.7% from CLP 608,538 million in 2024, to CLP 636,845 million in 2025 mostly due to higher marketing expenses, concentrated in the 4Q25 to support brand equity. As a percentage of Net sales, MSD&A expenses were flat at 33.3% in 2024 and 2025, respectively.

International Business: MSD&A expenses decreased 9.4% in CLP, from CLP 381,386 million in 2024, to CLP 345,681 million in 2025, highly driven by the consolidation of ADO, as, without such consolidation, MSD&A expenses contracted by 17.9% due to a favorable translation effect in Argentina as in local currency MSD&A expenses grew due to cost pressures. As a percentage of Net sales, MSD&A expenses decreased from 44.9% in 2024, to 44.3% in 2025.

Wine: MSD&A expenses shrunk 3.4% from CLP 84,388 million in 2024, to CLP 81,522 million in 2025 due to the lower volumes. As a percentage of Net sales, MSD&A expenses contracted from 29.9% in 2024, to 29.5% in 2025.

Other Income by Function

Other Income by Function mainly include income from sale of fixed assets and other assets, recovery of claims, leases and payments. Other income by function contracted from CLP 40,212 million in 2024 to CLP 11,830 million in 2025. The lower income was mostly explained by the non-recurring gain from the sale of a portion of land in Chile, totaling a gain before taxes of CLP 28,669 million. (See Note 31 Other income by function of our Audited Consolidated Financial Statements as of December 31, 2025 included herein).

Other Expenses

Other Expenses rose from CLP 4,686 million in 2024 to CLP 8,164 million in 2025.

Adjusted Operating Result

As a result of the above, our Adjusted Operating Result decreased 15.9% from CLP 262,702 million in 2024, to CLP 220,849 million in 2025, the latter largely due to the non-recurring gain from a sale of a portion of land in Chile in 2024 (Adjusted Operating Result contracted 5.6% when this non-recurring gain is excluded) and our Adjusted Operating Result as a percentage of Net sales was down from 9.0% to 7.6% in the same period.

The Adjusted Operating Result performance of each of our Operating segments for 2025 is described below:

Chile: The Adjusted Operating Result increased 7.3% from CLP 205,406 million in 2024, to CLP 220,390 million in 2025. The Adjusted Operating Result margin increased from 11.2% to 11.5% in the same period, mainly explained by revenue management efforts and efficiencies.

International Business: The Adjusted Operating Result decreased 64.5%, from CLP 26,786 million in 2024, to CLP 9,499 million in 2025, largely concentrated in Argentina due to an adverse macroeconomic context, which was partially offset by revenue management efforts and efficiencies. The Adjusted Operating Result margin decreased from 3.2% to 1.2% in the same period.

Wine: The Adjusted Operating Result decreased 20.6% from CLP 29,155 million in 2024 to CLP 23,163 million in 2025, due to lower volumes and higher cost pressures coming from a higher cost of wine and packaging materials. The Adjusted Operating Result margin contracted from 10.3% to 8.4% in the same period.

Other/eliminations: The Adjusted Operating Result for “Other/eliminations” dropped from a gain of CLP 1,355 million in 2024, to a loss of CLP 32,203 million in 2025, due to the non-recurring gain from a sale of a portion of land in Chile in 2024 which was accounted in “Other/eliminations”.

Net Financial Expenses

Our Net Financial Expenses contracted 11.2% from a loss of CLP 59,063 million in 2024, to a loss of CLP 52,425 million in 2025, this difference of CLP 6.638 is mainly explained by a lower debt.

Share of net income(loss) of joint ventures and associates accounted for using the equity method

Our Share of net income(loss) of joint ventures and associates registered a higher loss, from CLP 9,495 million in 2024, to a loss of CLP 14,353 million in 2025, generated by a lower financial result in Colombia, mostly due to payments related to claims regarding the Consumption tax (ICO, Impuesto al Consumo) basis determination criteria.

Foreign currency exchange differences

Our Foreign currency exchange differences result went from a loss of CLP 17,797 million in 2024, to a gain of CLP 1,474 million in 2025, mostly due to an appreciation of the CLP against the USD in 2025, versus a depreciation in 2024, and its impact on our foreign currency balance positions.

Result as per adjustment units

Our Results as per adjustment units registered a higher loss from CLP 10,722 million in 2024, to a loss of CLP 17,631 million in 2025, mainly in Argentina, due to accounting effects from being considered a hyperinflationary country.

Income tax expense

Our income tax expense reached a positive result of CLP 27,052 million in 2025 versus a positive result of CLP 11,015 million in 2024. The lower taxes were mainly explained by a lower taxable income, largely explained by a weaker financial result in Argentina, partially compensated by deferred tax income in Argentina, due to the application of inflation adjustments on fixed assets for tax purposes with a higher positive impact in 2024.

Net income attributable to equity holders of the parent company

Our net income attributable to equity holders of the parent company decreased 27.2% from CLP 160,944 million in 2024, to CLP 117,152 million in 2025, mainly explained by reasons described above.

Net income attributable to Non-controlling interests

Net income attributable to non-controlling interests increased 29.1% from CLP 15,601 million in 2024, to CLP 20,140 million in 2025, mainly due to a higher result in non-controlling companies (for more information see “Note 29 – Non-controlling Interests” of our Consolidated Financial Statements as of December 31, 2025 included herein).

FISCAL YEAR ENDED DECEMBER 31, 2024 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2023

See ITEM 5: Operating and Financial Review and Prospects in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024 for a comparative discussion for the years ended December 31, 2024 and 2023.

B.	Liquidity and Capital Resources

Our principal source of liquidity has been cash generated by our operating activities, which amounted to CLP 294,097 million, CLP 287,517 million and CLP 239,051 million during the years 2023, 2024 and 2025, respectively.

Our cash flow from operations and working capital are our primary sources to meet both our short-term and long-term obligations. In the opinion of our management, they are sufficient for those purposes.

The principal component of cash flows generated by operating activities in 2025 were amounts collected from clients net of payments to suppliers of CLP 1,133,247 million, CLP 1,156,803 million in 2024 compared to CLP 1,059,814 million in 2023.

In 2025, our cash flows from financing activities totaled outflows of CLP 206,579 million compared to outflows of CLP 125,036 million in 2024 and outflows of CLP 118,036 million in 2023. The principal components of cash outflows used in financing activities include dividends paid of CLP 78,322 million in 2025, including dividends paid relating to minority interests (CLP 81,797 million in 2024 and CLP 65,583 million in 2023), loan payments of CLP 328,742 million in 2025 (CLP 74,306 million in 2024 and CLP 159,421 million in 2023), and financial leasing payments of CLP 12,394 million in 2025 (CLP 16,275 million in 2024 and CLP 10,704 million in 2023). Partially offset by short-term and long-term borrowings of CLP 206,962 million in 2025 (CLP 52,903 million in 2024 and CLP 77,147 million in 2023), other cash movement inflows of CLP 3,637 million in 2025 (inflows of CLP 6,841 million in 2024 and inflows of CLP 40,961 million in 2023) and proceeds from capital contribution inflows of CLP 230 million (CLP 2,746 million in 2024 and CLP 2,769 million in 2023). Additionally, on February 20, 2024 we paid CLP 31,549 million (equivalent to USD 32,652,006) to purchase all of the shares held by Sudameris and on October 14, 2024 we entered into binding and definitive association agreements with Vierci Group. As a result of these agreements, CCU holds 51% of the shares of AV S.A. and Distribuidora del Paraguay S.A. and, once all agreed-upon conditions have been satisfied, CCU will hold 51% of the shares in Bebidas del Paraguay S.A. The remaining 49% of the shares of these companies will remain in the hands of the Vierci Group. Also on March 1, 2023 we paid CLP 3,205 million (equivalent to USD 4,001,920) for the increase in the Company participation in Bebidas del Paraguay S.A. from 50.1005% to 55.007%, and in Distribuidora del Paraguay S.A. from 49.959% to 54.964%. Also, in 2024, we paid an amount of CLP 711 million for the acquisition of an additional interest in Viña San Pedro Tarapacá S.A.

In 2025, our cash used in investment activities totaled CLP 164,300 million compared to CLP 118,294 million in 2024 and CLP 137,232 million in 2023. The principal components of cash used in investment activities in 2025 consisted of capital expenditures of CLP 156,901 million (CLP 160,086 million in 2024 and CLP 129,448 million in 2023) and payments made to acquire interests in joint ventures, in non-controlling interests and to obtain control of subsidiaries or other businesses of CLP 10,976 million (CLP 10,658 million in 2024 and CLP 7,087 million in 2023). In 2024, we paid an amount of CLP 47 million (CLP 52 million including hyperinflation effect) for the acquisition of an additional interest in Aguas de Origen S.A, reaching a participation of 50.1%.

As of December 31, 2025, we had CLP 452,117 million (CLP 649,552 million in 2024 and CLP 569,116 million in 2023) in cash, overnight deposits, bank balances, time deposits and investments in mutual funds, which do not include CLP 67,059 million (CLP 57,571 million in 2024 and CLP 49,038 million in 2023) corresponding to securities purchased under resale agreements. Indebtedness, including accrued interest, amounted to CLP 1,249,995 million as of December 31, 2025. Short-term indebtedness included:

• CLP 124,817 million of short-term bank borrowings,

• CLP 41,059 million of bonds payable, and

• CLP 9,690 million of financial lease obligations.

As of December 31, 2025, long-term indebtedness, excluding the current portion, comprised:

• CLP 39,713 million of long-term obligations to banks,

• CLP 992,483 million of long-term obligations to the public represented by bonds, and

• CLP 42,233 million of long-term financial lease obligations.

In April 2009 the Company issued and placed a series of notes (“H” Series) in the local market for UF 2 million. As of September 15, 2023, the Company proceeded to prepay Bond H for the total outstanding principal as of that date, equivalent to CLP 42,758 million. In August 2018, the Company issued and placed a series of notes (“J” Series) in the local market for UF 3 million. In June 2020, the Company issued and placed two series of notes (“L” Series and “M” Series) in the local market for UF 3 million and UF 2 million. Also, in January 2022, the Company issued and placed in the international market a 10-year bond for an amount of USD 600 million, subject to Rule 144A and Regulation S of the Securities Act of the United States of America of 1933. Additionally, in April 2022, the Company issued and placed a series of notes (“P” Series) in the local market for UF 2 million. Finally, in December 2022, the Company issued and placed a series of notes (“R” Series) in the local market for UF 4 million. The current conditions of the bonds are as follows:

	"J" Series	"L" Series	"M" Series	"P" Series	"R" Series
UF amount	3 million	3 million	2 million	2 million	4 million
Term	25 years	7 years	10 years	10 Years	20 Years
Amortization	Bullet	Semi-annual since year 4	Bullet	Bullet	Bullet
Interest Rate	UF +2.90%	UF +1.20%	UF +1.60%	UF +3.35%	UF +2.70%

144 A
USD amount	600 million
Term	10 years
Amortization	Bullet
Interest Rate	3.35%

As of December 31, 2025 the series of notes described above (“J”, “L”, “M”, “P” and “R”) include certain maintenance financial ratios. The most significant of such covenants require CCU to maintain a consolidated interest coverage ratio of ORBDA (as calculated by CCU in accordance with particular debt instruments in order to measure such instruments’ financial covenants) to interest expenses higher than 3.00; to maintain a consolidated leverage ratio (the ratio of adjusted liabilities to adjusted equity) lower than 1.50; to maintain a consolidated financial leverage ratio (the ratio of net financial debt to adjusted equity) lower than 1.50; and a minimum consolidated adjusted equity of CLP 312,516.75 million. Furthermore, we were required to maintain a ratio of our unpledged assets over our unsecured liabilities of at least 1.2.

As of December 31, 2025, CCU was in compliance with all of its financial debt covenants and had a consolidated interest coverage ratio of 4.71, a consolidated financial leverage ratio of 0.42 (the ratio is 0.41 excluding financial lease obligations). The consolidated adjusted equity attributable to equity holders of the parent company as of December 31, 2025 was CLP 1,530,506 million. Our ratio of unpledged assets over unsecured liabilities was 2.99 (the ratio is 3.04 if IFRS-16 is not applied).

Regarding bank loans in CLP, the main loans are: CPCh CLP 16,000 million; and CCK CLP 6,000 million and CLP 6,750 million. As of December 31, 2025, these subsidiaries were in compliance with the financial covenants and specific requirements of these loans.

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

The following table summarizes our principal payment obligations in millions of CLP by interest rate structure, financial instrument and currency, with their respective maturity dates and related weighted-average interest rates:

Interest - Bearing Debts(1) as of December 31, 2025
(millions of CLP, except percentages)
			Contractual Flows Maturities

Fixed Rate		Average Int. Rate	2026	2027	2028	2029	2030	Thereafter	TOTAL
CLP (UF)(2)	Bonds	2.6%	41,811	19,063	19,063	50,980	50,980	457,603	639,499
CLP (USD)(3)	Bonds	3.4%	18,233	18,233	18,233	18,233	18,233	571,628	662,795
CLP (UF)(2)	Bank	2.6%	68,357	6,149	6,149	3,323	3,323	26,486	113,788
CLP	Bank	5.9%	44,716	30,763	70	—	—	—	75,548
USD	Bank	7.1%	4,778	1,714	1,714	518	518	1,417	10,657
PYG	Bank	9.8%	114	87	87	27	27	—	341
ARS	Bank	39.5%	18,675	315	315	74	74	—	19,454
BOB	Bank	4.9%	2,795	1,785	1,785	1,891	1,891	3,632	13,778
UYU	Bank	7.7%	156	54	54	—	—	—	265
TOTAL(4)			199,634	78,163	47,469	75,047	75,047	1,060,765	1,536,124

(1) Including long-term debt obligations and capital lease obligations.
(2) UF as of December 31, 2025.
(3) USD as of December 31, 2025.
(4) Includes Capital Lease Obligations for an amount of CLP 65,908 million.

To hedge our market risks, we hold debt obligations in various currencies and enter into derivatives contracts. (See ITEM 11: Quantitative and Qualitative Disclosure about Market Risk).

Our treasury policy is to invest in highly liquid financial instruments issued by first-class financial institutions. Investments are made primarily in USD and CLP. As of December 31, 2025, we had invested CLP 297,173 million in time deposits, mutual funds and securities purchased under resale agreements (Repos). The following table summarizes financial instruments, including time deposits, mutual funds and securities purchased under resale agreements (Repos), held by us as of December 31, 2025:

Short-Term Financial Instruments
(in millions of CLP)
Time deposits	228,494
Mutual Funds	1,619
Repos	67,059
Total	297,173

Capital Expenditures Plan

In 2026, we expect to invest CLP 159,816 million, mainly consisting of: (i) CLP 78,400 million in production assets, (ii) CLP 28,680 million in returnable packaging, (iii) CLP 17,766 million in marketing assets (fridges and coolers) and, (iv) CLP 13,994 million in distribution assets. Of the total investment planned for 2026, CLP 121,385 million will be allocated in Chile.

Our plans for capital expenditures through the period 2026-2029 are displayed in the following table:

	2026	2027	2028	2029
		(millions of CLP)
Chile	121,385	111,774	122,652	140,199
Abroad	38,431	49,701	33,323	42,420
Total	159,816	161,475	155,975	182,618

For the years 2026-2029, we will continue to focus on optimizing production and distribution capacity in Chile and other countries where we operate and investing in marketing assets and returnable packaging. Capital investments also include investments to improve working conditions at our facilities, ensure the well-being and safety of our employees, suppliers, and customers, and we will continue to focus on our sustainability and regulatory compliance agenda, as well as our cybersecurity plan and regional digitalization agenda.

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

Innovation is the fundamental driver that enables CCU to meet constantly evolving market demands. Our research and development efforts are focused on the continuous introduction of new products and brands. While significant, these initiatives do not involve material expenditures due to our close collaboration with licensors, which provides us with access to industry-leading techniques and production best practices. Since 2003, we have maintained technical agreements with Heineken Brouwerijen B.V. for production and bottling assistance in Chile and Argentina. Additionally, since May 2005, a technical assistance agreement with Heineken Supply Chain B.V. has supported our brewery operations.

Beyond brands and production techniques, the Company consistently invests in new technologies and digital transformation to compete in a challenging environment and adapt to consumer trends. Starting in 2019, we updated our operational platforms and developed artificial intelligence tools to optimize sales and distribution. In 2020, we enhanced our e-commerce platforms and digital marketing strategies. These efforts led to the 2021 launch of "Mi Carro," our proprietary B2B platform in Chile, and the regional expansion of "La Barra," our B2C platform.

Between 2022 and 2025, we accelerated this evolution by developing proprietary machine-learning algorithms to analyze customer potential, streamline logistics, and enhance sales forecasting. Currently, CCU is executing a structural transformation of its commercial model, evolving into a cutting-edge digital ecosystem that integrates proprietary platforms and artificial intelligence to drive profitable growth. Under a strictly customer-centric strategy, the Company has implemented an omnichannel ecosystem that articulates customer relationships through three major touchpoints: Presence, Digital, and Voice.

This integration ensures seamless transactionality and unique data governance, where AI-powered models optimize real-time decision-making. In this new paradigm, Delfos serves as the predictive engine for portfolio personalization, while Zeus maximizes revenue management efficiency. Atenea acts as the demand forecasting engine supporting the Company's integrated planning, and Olimpia provides advanced analytics for logistics processes. Customer interaction is further enhanced by Sofía, our voice and text conversational assistant, and Mi Carro, which automates B2B management. This digital transformation allows our sales force to evolve from operational roles toward high-value consultancy functions, strengthening execution at the point of sale, while La Barra consolidates our direct-to-consumer channel throughout Chile.

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

The Chilean economy posted a GDP growth of 2.5% in 2025, an inflation rate of 3.5% (measured as CPI variation), and an average unemployment rate of 8.6%.

From a historical perspective, 2025 GDP growth compares slightly above the average GDP growth of 2.1% between 2015 and 2025. In terms of inflation, although Chilean inflation has been controlled most of the time within the last ten years, which was in line with the international trend, Chile experienced an increase in inflationary pressures in 2022. Inflation reached 12.8%, compared to an annual average of 4.5% from 2015 to 2025. In 2023 inflation returned to lower figures, closing at 3.9% but in 2024 picked up to 4.5%, to return to 3.5% in 2025. High levels of inflation and currency devaluation in Chile could adversely affect the Chilean economy and have a negative effect on our results.

As of the date of this annual report, the conflict in the Middle East has driven up international energy prices and added a high degree of uncertainty to the outlook for both the global and local economies. Higher fuel costs will have an impact on inflation, which according to the Chilean Central Bank is expected to approach 4% at the end of the year. In terms of GDP growth, the Chilean Central Bank in its Monetary Policy report as of March 2026, forecasts a GDP growth between 1.5% - 2.5%.

The exchange rate between the CLP and the USD has been subject to nominal devaluations and appreciations in the past and may be subject to fluctuations in the future. For example, when comparing the average exchange rates for each period, the Chilean peso depreciated 12.8%, in 2020 while it appreciated 4.2% in 2021. In 2022, the Chilean peso depreciated 14.9% and in 2023 appreciated 3.8%. In 2024 the Chilean peso returned to a depreciating trend by depreciating 12.5% and in 2025 was relatively flat depreciating 0.9%. When comparing the exchange rate as of the end of each period, the Chilean peso appreciated 5.0% in 2020, depreciated 18.8% and 1.3% in 2021 and 2022, depreciated 2.5% in 2023, depreciated 13.6% in 2024 and appreciated 9.0% in 2025.

In 2022, the price in USD of our main raw and packaging materials, such as malt, sugar, aluminum and PET, as well as oil prices, posted an upward trend in line with the main commodities around the world, generating cost pressure in our operations. In 2023, the price of some of these raw materials such as aluminum, PET and oil, decreased, but others, such as sugar continued increasing. In 2024, we experienced a decrease in prices in malt and PET, while aluminum, sugar and fruit pulp rose. In 2025 we experienced a decrease in the prices of malt, PET, sugar and fruit pulp, while aluminum prices rose. We purchase these raw materials from domestic producers, in the countries where we operate, or in the international market. The prices of these materials are subject to volatility caused by market conditions and have experienced significant fluctuations over time reflecting global supply and demand for commodities as well as other factors, such as fluctuations in exchange rates, climate and social events, geopolitical conflicts, like the Russian invasion of Ukraine in 2022, and the current conflict in the Middle East, and supply restrictions derived from the COVID-19 pandemic, over which we have no control. In addition, disruptions on international trade logistics have caused delays and difficulties on export shipments including significant increases in freights.

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

In addition, as of the date of this report, there are a number of bills that have either been approved or are being discussed in the Chilean Congress that could impact our operations. For further information and a description of these bills. (See ITEM 3: Key Information – Risk Factors – A. Risks related to business processes and B. Risks related to legal and regulatory changes and non-compliance.

In 2025, the Argentine GDP expanded 4.4% and the Argentine peso continued with a depreciation trend against the USD, posting a 36% depreciation on average, and 41% as of the end of each period. A weaker Argentine peso against the USD may negatively affect our consolidated financial results due to the fact that most of our raw material costs in Argentina are indexed to the USD. Our Argentine subsidiaries use the Argentine peso as their functional currency and their financial statements are translated to CLP for consolidation purposes, which may produce variations to the Company’s consolidated net income and shareholders’ equity, due to translation effects.

Argentina has faced in the past, and continues to face, high inflation rates. The increase in inflationary risk may also erode macroeconomic growth and limit the availability of financing, causing a negative impact on our operations. In the years 2020, 2021, 2022, 2023, 2024 and 2025, inflation in Argentina was approximately 36%, 50%, 96%, 209%, 119%, and 31%, respectively. Consequently, given that the cumulative inflation rate exceeded 100% in the last three years, Argentina, as prescribed by IAS 29, was declared (and continues to be) a hyperinflationary economy as of July 1, 2018 (for more information see “Note 2” of our Consolidated Financial Statements as of December 31, 2025 included herein).

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

During the year ended on December 31, 2025, there have been no changes in the use of accounting principles or relevant changes in any accounting estimates with regard to previous years that have materially affected our consolidated financial statements, except for the amendments to IAS 21 - Lack of exchangeability. The amendments were applied to the subsidiaries in Argentina and Bolivia (for more information see “Note 2 - Initial adoption of IAS 21 - Lack of exchangeability” and “Note 4 – Accounting Changes” of our Consolidated Financial Statements as of December 31, 2025 included herein).

ITEM 6: Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth certain information with respect to the members of our board of directors as of the date of this report:

Directors (1)	Position	Position Held Since	At CCU Since
Pablo Granifo	Chairman of the board	February 2026 (Chairman) April 2013 (Director)	April 2013
Carlos Molina	Vice Chairman of the board	May 2018 (Vice Chairman) April 2012 (Director)	April 2012
Rodrigo Hinzpeter	Director	July 2015	July 2015
Rory Cullinan	Director	May 2018	May 2018
Marc Gross	Director	May 2020	May 2020
Arthur Ribeiro Viñau	Director	July, 2025	July 2025
Óscar Hasbún	Director	December 2023	December 2023
Macario Valdés	Director	February 2026	February 2026
Marie Agathe Lemoine Porte	Director	April 2026	April 2026

(1) At the extraordinary board meeting held on January 21, 2026, Mr. Francisco Pérez resigned his position as chairman and director of Compañía Cervecerías Unidas S.A., effective as of January 31, 2026. In addition, the board of directors appointed Mr. Macario Valdés Raczynski as replacement director. At the same meeting, the board of directors agreed to appoint Mr. Pablo Granifo Lavín as the new chairman of the board, who assumed this new position after the resignation of Mr. Francisco Pérez had become effective.

On the next ordinary shareholders meeting held on April 15, 2026, pursuant to the provisions of Article 32 of the Chilean Corporations Acts, the board of directors was fully renewed.

Pablo Granifo (67), was appointed as the new chairman of the board, who assumed this new position after Mr. Francisco Pérez's resignation became effective on January 31st, 2026. He served as director of Compañía Cervecerías Unidas S.A. since April 2013. He is the chairman of the boards of directors of Embotelladoras Chilenas Unidas S.A., Cervecera CCU Chile Limitada, Compañía Cervecerías Unidas Argentina S.A., after Mr. Francisco Pérez's resignation became effective, and of Viña San Pedro Tarapacá S.A. since 2013. He has been the chairman of the boards of directors of Banco de Chile (since 2007), Banchile Administradora General de Fondos S.A., Quiñenco S.A. (since 2023), of Banchile Corredores de Seguros Limitada executive committee Comité Ejecutivo and LQ Inversiones Financieras S.A. Also, he is vice chairman of the board of directors of Compañía Sud Americana de Vapores S.A. Additionally, he is a member of the board of directors of Empresa Nacional de Energía Enex S.A., Inversiones y Rentas S.A. and SM SAAM S.A. Mr. Granifo holds a degree in Business Administration from the Pontificia Universidad Católica de Chile. He is a member of the Association of Banks and Financial Institutions.

Carlos Molina (69), has served as director of Compañía Cervecerías Unidas S.A. since April 2012 and as vice chairman of the board since May 2018. He is also a member of the board of directors of Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A., Compañía Cervecerías Unidas Argentina S.A., Compañía Pisquera de Chile S.A. and Viña San Pedro Tarapacá S.A. He has over 30 years of management and strategic consulting experience in multiple industries, especially in beverages and consumer goods across the Americas. In beverages, his roles have included business development for Heineken Americas B.V.; planning and strategy for Femsa Cerveza S.A. de C.V.; and board member of Kaiser in Brazil. Prior to these roles, Mr. Molina was a partner in Booz, Allen & Hamilton, a global business consulting firm. In that role, he led strategy and supply chain efforts in supermarkets, food companies, high-end beverage and other consumer goods companies. Mr. Molina meets the independence criteria under the Securities Exchange Act of 1934, as amended, the Sarbanes-Oxley Act of 2002 and the corporate governance rules of the New York Stock Exchange, and therefore holds the position of member of the audit committee. Mr. Molina has a BBA (Bachelor of Business Administration) from the University of Houston, and an MBA from the University of Texas.

Rodrigo Hinzpeter (60), has served as director of Compañía Cervecerías Unidas S.A. since July 2015. He is also a member of the board of directors of Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A., Viña San Pedro Tarapacá S.A. and Compañía Cervecerías Unidas Argentina S.A. He is a director of Inversiones y Rentas S.A., Empresa Nacional de Energía Enex S.A., Enex Corp. Ltd. (UK), Enex CL Ltd. (UK), Invexans S.A., Invexans Limited (UK), Tech Pack S.A. and LQ Inversiones Financieras S.A. Through these positions he has acquired experience in the energy sector, commercial and manufacturing sectors. Since 2014 he has been the general counsel of Quiñenco S.A. Advisor of SOFOFA since 2017, association of which he is President of the Chile - Argentina Chapter, President of the Chile - Paraguay Chapter, and President of the Security Commission, all of said gremial entity. Before that he was Secretary of Interior Affairs (2010-2013) and, later, the Secretary of Defense of the Government of Chile (2013-2014). He holds a Law degree from the Pontificia Universidad Católica de Chile.

Rory Cullinan (66), has served as director of Compañía Cervecerías Unidas S.A. since May 2018. He is also a member of the board of directors of Cervecera CCU Chile Limitada and Embotelladoras Chilenas Unidas S.A. Mr. Cullinan has long experience across different countries and industries, working in Europe, Africa and America. Mr. Cullinan held various executive positions in the Royal Bank of Scotland (RBS), including as executive chairman of the Investment Bank and the Non-Core Bank. At RBS, Mr. Cullinan helped design and execute the bank-wide restructuring during the 2008 financial crisis working with HM Treasury and the Bank of England. Prior to that, he served as an executive in private equity in Europe and Russia, Industrial Chemicals, and Banking in Africa and the USA. As a non-executive, he has worked and served as a board member and or chairman in water utilities, chemicals, retail, agriculture, private investment, and aviation leasing. He is currently the lead independent director of Acuren Corporation, which is listed on the New York Stock Exchange (NYSE).

Marc Gross (68), has served as director of Compañía Cervecerías Unidas S.A. since May 2020. He is also a member of the board of directors of Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A., Viña San Pedro Tarapacá S.A. and Compañía Cervecerías Unidas Argentina S.A. Mr. Gross has worked for Danone Group and Sara Lee. In 1995, Mr. Gross joined Heineken and worked in Greece as plant director. In 1999, he became regional operations & supply chain director Europe for Heineken and in 2002 took over the position of managing director of Heineken Netherland. In June 2005, he was appointed chief supply chain officer and member of the Global Executive Team. In this position, he was responsible for the supply chain, including manufacturing, worldwide as well as for R&D. During the period of 2010 until 2015, he held the position of chairman of Empaque Mexico. From 2012 until 2017, he also served as non-executive director of Keonys, a high tech company in France. Since June 2020, Mr. Gross has been principal advisor to the Executive Board of Directors of SHV for their global operations. Mr. Gross graduated as engineer from Ecole Nationale Supérieure des Arts et Métiers Paris, France and from Technical University Aachen, Germany.

Óscar Hasbún (57), has served as director of Compañía Cervecerías Unidas S.A. since December 2023. He is a member of the board of directors of Cervecera CCU Chile Limitada and Embotelladoras Chilenas Unidas S.A. In 2012 he was appointed chief executive officer of Compañía Sud Americana de Vapores S.A., and he is the chairman of the board from the said company since February 1st, 2026. Also, he has been a member of the board of directors of Hapag-Lloyd AG since 2014 and also serves as chairman of its audit committee. Also, he has served as a director of Sociedad Matriz SAAM S.A. since 2015, and chairman of its board of directors since August 2017. Additionally, he is a director of Invexans S.A., director and chairman of the strategic and sustainability committee of Nexans S.A. (France) and has served as advisor of SOFOFA since 2017, as association for which he has served as its first vice chairman since 2023. In 2002 he joined the Quiñenco Group, where, until 2011, he managed the Luksic family's investments in Croatia, mainly in tourism and real estate industries. Previously, he was part of the executive area of Michelin in France and Chile. He received a degree in Business Administration from the Pontificia Universidad Católica de Chile.

Arthur Ribeiro Viñau (50), was appointed as director of the board of Compañía Cervecerías Unidas S.A. in July 2025, due to the resignation presented by Ms. María Gabriela Cadenas from her position as director of Compañía Cervecerías Unidas S.A.. Currently serves as Legal Director for the Americas Region at The Heineken Company, where he has worked in different legal roles for more than fifteen years. In addition, he is a member of the board of directors of Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A., and other beverage companies across the Americas Region. A legal executive with approximately thirty years of experience, he combines expertise gained in private practice – as a partner in the corporate department of a major Brazilian law firm – with various in-house positions at The Heineken Company. These include serving as General Counsel of Heineken Brasil for ten years, during which time he was part of the management team of the company. Alongside his deep knowledge of the beverage industry, his practice demonstrates a strong track record in corporate finance, risk management and controls, mergers and acquisitions, business integration and transformation. He has been recognized for two consecutive years by the Legal 500 as an in-house counsel highly specialized in Latin America. He received a Law degree from Pontifícia Universidade Católica de São Paulo, Brazil, and a Master of Laws from New York University School of Law, USA.

Macario Valdés (44), was appointed as replacement director of the board of Compañía Cervecerías Unidas S.A. on February 1st, 2026, after Mr. Francisco Pérez's resignation became effective on January 31st, 2026. In addition, he is a member of the board of directors of Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A. and Compañía Cervecerías Unidas Argentina S.A. Mr. Valdés is a director of SM SAAM and Chief Executive Officer of Quiñenco S.A. since February 1, 2026. Previously, he served as CEO of SM SAAM for 10 years and, prior to that, led the Development Division at the same company. He also held the position of Deputy Development Manager at Quiñenco. Since 2023, he has been a council member of Sofofa and serves on the board of Fundación Luksic. Mr. Valdés holds a degree in Business Administration from the Pontificia Universidad Católica de Chile and an MBA from the University of California, Berkeley.

Marie Agathe Lemoine Porte (61), was appointed as independent director of the board of Compañía Cervecerías Unidas on April 15th, 2026 and, in such capacity is a member of the directors’ committee, and also member of the audit committee. Currently, she is a member of the boards of BNP Paribas Cardif, Institute of Directors (IoD) Chile, Instituto Chileno de Administración Racional de Empresas (ICARE), in Chile. Recognized as Executive of the Year in 2016, she is a prominent leader in corporate strategy and marketing. Previously, she served for 6 years as executive president of Batten, Barton, Durstine & Osborn (BBDO) Chile and, previously for more than 20 years, its affiliates under Omnicom Inc. (Rapp Collins and Proximity). She received a Master of Science in Engineering Degree (Business Economy Finance. Information Science), from CY Tech, France, a Senior Management Program at Babson College, an International Certification in Corporate Governance and Company Direction from Institute of Directors (IoD) and a Certificate in Digital Transformation from University of California, Berkeley. She was admitted as a chartered director from the IoD on January 31 , 2025.

Our board of directors, in addition to its individual experience in sustainability issues, shares a common experience, which is to monitor and promote the initiatives of the CCU 2030 Environmental Vision plan, particularly our goals to reduce emissions and water consumption, waste valorization, as well as matters related to the challenges of community relations, among others.

The principal business activities of our current directors are summarized in the following table:

Directors	Business Activities

Pablo Granifo	Chairman of Quiñenco S.A., Banco de Chile and VSPT
Carlos Molina	Director of Companies
Rodrigo Hinzpeter	General Counsel of Quiñenco S.A.
Rory Cullinan	Director of Companies
Marc Gross	Ex Chief Supply Chain Officer of Heineken
Arthur Ribeiro	Legal Director Americas at The Heineken Company
Óscar Hasbún	Chairman of Compañía Sud Americana de Vapores S.A.
Macario Valdés	CEO of Quiñenco S.A. and Director of SM SAAM S.A.
Marie Agathe Lemoine Porte	Board member

None of our directors is party to a service contract with us or any of our subsidiaries that provides for benefits upon termination.

The following table sets forth certain information with respect to our senior management as registered with the CMF (also referred as principal executive officers), as of the date of this report:

Senior Management	Position	Position Held Since	At Company Since
Patricio Jottar	Chief Executive Officer	July 1998	July 1998
Gabriela Ugalde	Corporate Human Resources Officer	April 2018	April 2018
Barbara Wolff	Corporate and Sustainability Affairs Officer	October 2022	May 2008
Felipe Dubernet	Chief Financial Officer	February 2014	May 2011
Felipe Benavides	General Counsel	March 2015	March 2015
Juan Boned	General Controller	August 2021	August 2021
Nicolás Novoa	Corporate Development Manager	April 2026	April 2008
Eduardo Ffrench-Davis	General Manager Embotelladoras Chilenas Unidas S.A.	June 2023	September 2006
Matías Bebin	General Manager Cervecera CCU Chile Limitada	June 2023	October 2006
Domingo Jiménez	General Manager Compañía Cervecerías Unidas Argentina S.A.	March 2026	May 2004
Antonio Cruz	International Business Manager	July 2025	June 2017
Pedro Herane	General Manager Viña San Pedro Tarapacá S.A.	April 2013	May 2010
Vicente Mobarec	General Manager Compañía Pisquera de Chile S.A.	March 2026	July 2025
Guy Duringer	Corporate Industrial Processes Manager	April 2026	April 2026

Patricio Jottar (63), has served as our Chief Executive Officer (CEO) since 1998. Mr. Jottar is a member of the board of directors of a number of CCU’s subsidiaries and affiliated companies, including, among others: Cervecera CCU Chile Limitada, Embotelladoras Chilenas Unidas S.A., Compañía Cervecerías Unidas Argentina S.A., Viña San Pedro Tarapacá S.A., Aguas CCU-Nestlé Chile S.A., Cervecería Kunstmann S.A., Bebidas CCU-Pepsico SpA, Bebidas del Paraguay S.A., Distribuidora del Paraguay S.A., AV S.A., Central Cervecera de Colombia S.A.S., Zona Franca Central Cervecera S.A.S. and Aguas de Origen S.A. He is also chairman of the board of directors of Compañía Pisquera de Chile S.A. Prior to joining the Company, he was chief executive officer of Santander Chile Holding. Mr. Jottar holds a degree in Business Administration from the Pontificia Universidad Católica de Chile and a Master’s degree in Economics and Business Administration from the Instituto de Estudios Superiores de la Empresa, in Barcelona, Spain.

Felipe Dubernet (56), has been our Chief Financial Officer (CFO) since February 2014. He joined the Company in May 2011 and was the procurement officer until January 2014. He is currently a member of the board of directors of several subsidiaries, including Aguas CCU-Nestlé Chile S.A., Comercial CCU S.A., Fábrica de Envases Plásticos S.A. and Transportes CCU Limitada, among others. He is also chairman of the board of CRECCU S.A. Prior to joining us, he worked for 15 years at Unilever holding several positions in Supply Chain and Finance in Chile, Brazil and the United States. He holds a degree in Civil Engineering from the Pontificia Universidad Católica de Chile.

Juan Boned (55), joined CCU as general controller in August 2021. He is also the current chairman of the board of directors of Fábrica de Envases Plásticos S.A. Previously, he worked in the beverage industry with SABMiller in the areas of finance, procurement, client services, tele-sales and transformation, working in emerging and mature markets in Latin America and Europe. Prior to joining CCU, from 2017 to 2019 he served as Global Head of Shared Services at Heineken and from 2019 through August 2021 he served as chief financial officer for the start-up of Heineken’s business in Peru. He holds a degree in Public Accounting from the University of Buenos Aires and an MBA from the International University of Cataluña.

Gabriela Ugalde (60), serves CCU as our Corporate Human Resources Officer since April 2018. Before joining CCU, she led Organizational Development at Quiñenco starting in 2014. Throughout her career, Gabriela has held significant roles in multinational companies, including Nestlé, where she was responsible for Compensation and Benefits across the Austral America Region, as well as Banco Itau. She has also contributed her expertise to local companies such as Banco de Chile and Falabella, where she held leadership positions in Human Resources and Marketing. Gabriela currently serves on the board of Fundación Carlos Vial Espantoso, a non-profit organization focused on promoting positive labor relations. She holds a degree in Psychology and a Master’s degree, both from the Pontificia Universidad Católica de Chile.

Felipe Benavides (50), has been our general counsel since March 2015. He is currently a member of the board of directors of several subsidiaries, including Aguas CCU-Nestlé Chile S.A., Transportes CCU Limitada and Fábrica de Envases Plásticos S.A. in Chile; Andrimar S.A., Marzurel S.A. and Milotur S.A. in Uruguay; and Bebidas Bolivianas BBO S.A. in Bolivia. Previously, he was the general counsel at SMU S.A. from 2013 to March 2015. He was also a senior associate at Cariola, Diez, Pérez Cotapos and an international associate for Debevoise & Plimpton LLP (New York). He received his Law degree from the Pontificia Universidad Católica de Chile and an LLM from Duke University.

Barbara Wolff (50), has been our corporate and sustainability affairs officer since October 2022 and has been at the Company, specifically in VSPT Wine Group, since 2008. She is currently a member of the board of directors of the Beer Trade Union ACECHI and CRECCU S.A. She led Corporate Affairs, Sustainability, and Innovation at VSPT Wine Group before joining us. She has a degree in Business and Administration from Universidad Adolfo Ibañez.

Antonio Cruz (44), joined CCU as corporate development manager in June 2017. He is currently chairman of the board of directors of Comercial CCU S.A. in Chile; as well as of Andrimar S.A., Marzurel S.A. and Milotur S.A. in Uruguay; and of Bebidas del Paraguay S.A., Distribuidora del Paraguay S.A. and AV S.A. in Paraguay. Also, he is vice chairman of the board of directors of Bebidas Bolivianas BBO S.A. in Bolivia . He has been with CCU since June 2015, and before joining us, he worked at Quiñenco within its Business Development division. He holds a degree in Business Administration from the Pontificia Universidad Católica de Chile and an MBA from Columbia University in New York.

Matías Bebin (43), was appointed as general manager of Cervecera CCU Chile Limitada and general manager of Comercial CCU S.A. since June 2023. He is the chairman of the board of La Barra S.A. and Cervecería Austral S.A. He is also a member of the board of CRECCU S.A., Comercial CCU S.A., Cervecería Kunstmann S.A., Bebidas Carozzi CCU SpA; and of Bebidas Bolivianas BBO S.A. in Bolivia. Previously, he was Sales Manager of CCU Chile, before that he was the General Manager of Compañía Pisquera de Chile S.A. since January 2014 until 2018. Prior to this position he was the Planning & Finance Manager for Compañía Pisquera de Chile S.A. He has been with the Company since 2006, working in different subsidiaries, including Embotelladoras Chilenas Unidas S.A. He received a degree in Business Administration from the Pontificia Universidad Católica de Chile and an MBA from Berkeley University.

Eduardo Ffrench-Davis (44), was appointed in June 2023 as general manager of Embotelladoras Chilenas Unidas S.A., and Bebidas Ecusa SpA. He is the chairman of the board of directors of Aguas CCU-Nestlé Chile S.A., Manantial S.A., Transportes CCU Limitada and Bebidas Carozzi CCU SpA. He is also a member of the board of directors of Bebidas CCU Pepsico SpA and La Barra S.A. in Chile; and of AV S.A., Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A. in Paraguay. He has been with the Company since 2006, working in different subsidiaries, such as Heineken Sales Manager, Planning & Finance Manager for Compañía Pisquera de Chile S.A., Non-Alcoholic Marketing Manager and Water General Manager of Aguas CCU-Nestlé. He received a degree in Civil Engineering from the Pontificia Universidad Católica de Chile and a Master’s degree in Information Technology from the same university, an MBA from Babson College and a Negotiation & organizational conflict management Program at Harvard University.

Domingo Jiménez (46), was appointed in March 2026 as general manager of Compañía Cervecería Unidas Argentina S.A. He was the general manager of Compañía Pisquera de Chile S.A., chairman of the board of directors of D&D SpA and a member of the board of directors of La Barra S.A. in Chile and Americas Distilling Investments LLC in the USA. Previously, he was the finance director at Cervecera CCU Chile Limitada. He has been with the Company since 2004, working in different subsidiaries, as well as Heineken Americas and Heineken USA. He received a degree in Business Administration from the Pontificia Universidad Católica de Chile.

Pedro Herane (56), has been the general manager of Viña San Pedro Tarapacá S.A. since April 2013. He is currently the chairman of the board of directors of Finca La Celia S.A. and member of the board of directors of La Barra S.A. Prior to his current position, he was the commercial manager in charge of the domestic market at Viña San Pedro Tarapacá S.A. Prior to joining CCU, he held the position of senior group manager at Procter & Gamble, where he worked for ten years in multiple positions in Chile, Latin America and the United States. He received a Bachelor’s degree in Business from University Adolfo Ibáñez in Chile and a Master’s degree in Marketing and Communications from the Paris School of Management (ESCP – EAP) in France.

Vicente Mobarec (37), was appointed in March 2026 as general manager of Compañía Pisquera de Chile S.A. He joined CCU in 2025 as Corporate Development Manager. Prior to joining CCU, he served as Head of Corporate Development at Quiñenco S.A., leading mergers and acquisitions and strategic initiatives across the group. He holds a degree in Civil Engineering from the Pontificia Universidad Católica de Chile and an MBA from Stanford University.

Nicolás Novoa (42), was appointed in April 2026 as Corporate Development Manager. He joined the Company in 2008, working in different subsidiaries. During his last period he served as general manager of CCU Uruguay and previously, in Chile, he served as Financial Planning and Investor Relations Manager. He holds a degree in Civil Engineering from the Pontificia Universidad Católica de Chile and an MBA from the UVA Darden School of Business.

Guy Duringer (60), was appointed as corporate industrial processes manager in April 2026. He has over 35 years of experience within the Heineken Group, working in key markets in Europe, Africa, and Latin America. Throughout his career, he has specialized in merging deep manufacturing expertise with end-to-end supply chain management to drive operational excellence. In his previous role in Brazil, he integrated customer service, planning, and logistics into unified, data-driven operating models that achieved structural cost improvements without sacrificing agility.

Our senior managers are full time employees; therefore, they do not perform principal business activities outside the Company.

B.	Compensation

The Board of Directors’ gross compensation is determined by the shareholders at the annual shareholders’ meeting. As approved at the ordinary shareholders´ meeting held on April 16, 2025, the directors’ monthly remuneration, for their attendance to meetings, independent of the number of meetings held in each period, was fixed at UF 100 per director, and UF 200 for the chairman, plus an amount equivalent to 3% of the distributed dividends, for the board as a whole, at a rate of one-ninth for each director and in proportion to the time each one served as such during the year 2025. If the distributed dividends exceed 50% of the Net income attributable to equity holders of the parent company, the board of directors’ variable remuneration shall be calculated over a maximum of 50% of such net income. Those directors that are members of the directors’ committee (See ITEM 6: C. Board Practices – Directors’ Committee) receive a monthly gross remuneration of UF 50 for attendance to directors’ committee meetings, independent of the number of meetings held in such period, plus the amount that, as the percentage of the dividends, is required to complete one third of the total remuneration a director is entitled to, pursuant to Article 50 bis of the Chilean Corporations Act and Regulation No. 1,956 of the CMF. Directors that are members and observers of the audit committee receive a monthly gross remuneration for attendance to audit committee meetings, regardless of the number of meetings held in the period of UF 50. UF stands for “Unidad de Fomento” which is an inflation linked accounting unit used in Chile. As of March 31, 2026, its value corresponded to CLP 39.841,72.

The described gross compensation for board members was also approved for 2026 at the shareholders’ meeting held on April 15, 2026.

In 2025, the total compensation paid by us and our subsidiaries to each of our directors for services rendered was as follows:

	Attendance	Dividend Participation(1)
	Meetings fee(1)	2024	2025	Total
		(in thousands of CLP)
Francisco Perez Mackenna(2)	324,809	147,590	103,427	575,826
Pablo Granifo Lavín(3)	258,754	171,591	103,427	533,772
Carlos Molina Solís	304,513	237,003	103,427	644,943
Marc Gross	221,188	123,588	103,427	448,203
María Gabriela Cadenas(4)	46,646	123,588	68,951	239,185
Óscar Hasbún Martínez	187,839	123,588	103,427	414,854
Rodrigo Hinzpeter Kirberg	262,254	213,001	103,427	578,682
Rory Malcolm Cullinan	176,017	123,588	103,427	403,032
Vittorio Corbo Lioi(5)	88,028	213,001	103,427	404,456
Arthur Ribeiro Viñau(6)	82,747	—	34,476	117,223
TOTAL	1,952,795	1,476,538	930,843	4,360,176
(1) Includes the remuneration for members of the audit and directors’ committees.
(2) Resigned as chairman and director of Compañía Cervecerías Unidas S.A. effective on January 31, 2026.
(3) Chairman of the board, who assumed this new position after the resignation of Mr. Francisco Pérez had become effective.
(4) Resigned as director of Compañía Cervecerías Unidas S.A. effective on July 1, 2025.
(5) Vittorio Corbo was a member of the board of directors of Compañía Cervecerías Unidas S.A. until the full renewal of the board of directors took place at the shareholders´ meeting held on April 15, 2026.
(6) Assumed as director of Compañía Cervecerías Unidas S.A. effective on July 9, 2025.

For the year ended December 31, 2025, the aggregate amount of compensation paid by us to all our directors was CLP 4,360 million. For the year ended December 31, 2025 the amount of compensation paid to our senior managers registered at the CMF was CLP 9,605 million (CLP 9,128 million in 2024), and CLP 257 million was paid for severance indemnities to senior managers (no severance indemnities to senior management were paid in 2024).

The Company grants to the senior managers annual bonuses, which have an optional and variable nature, not contractual and assigned according to compliance of individual and corporate goals and based on the incomes of the year. We are not required under Chilean law to disclose to our shareholders or otherwise make public information as to the compensation of our individual senior managers.

We do not maintain any stock option, pension or retirement programs for our directors or senior managers.

C.	Board Practices

Our board of directors manages the company. Under our bylaws (Estatutos), the board consists of nine directors elected at the annual shareholders’ meeting for three-year terms. Directors may be re-elected. The board may appoint replacements to fill vacancies between annual meetings. If a vacancy occurs, the entire board must be renewed at the next shareholders’ meeting.

On January 21, 2026, Mr. Francisco Pérez resigned as chairman and director, effective January 31, 2026. The board appointed Mr. Macario Valdés as his replacement and elected Mr. Pablo Granifo as the new chairman, effective upon Mr. Pérez’s departure.

On April 15, 2026, shareholders elected a new board of directors for a three-year term: Messrs. Pablo Granifo, Carlos Molina, Rodrigo Hinzpeter, Marc Gross, Rory Cullinan, Óscar Hasbún, Arthur Ribeiro, Macario Valdés, and Mrs. Marie Agathe Lemoine Porte. At the board meeting held the same day, Mr. Pablo Granifo was elected chairman and Mr. Carlos Molina was elected vice chairman.

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

According to the Chilean Securities Market Act and the Chilean Corporations Act, corporations whose market capitalization reaches or exceeds UF 1.5 million (as of March 31, 2026 approximately CLP 59,763 million) and at least 12.5% of its outstanding shares with voting rights are in the possession of shareholders that individually control or possess less than 10% of such shares, shall designate a “comité de directores” or “directors’ committee” and appoint at least one independent director. The directors’ committee shall be composed of three members and at least one member shall be independent. If the market capitalization or stock percentage falls below this threshold, the obligation to designate a directors’ committee no longer applies. However, corporations which do not meet these requirements may voluntarily assume the obligations concerning the directors’ committee, in which case they shall strictly follow the provisions of the Chilean Corporations Act.

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

Pursuant to the Chilean Corporations Act, as amended by Law No. 21,314 referred to above, the CMF may, by means of a general rule, establish the requirements and conditions that directors must meet in order to be considered independent directors. On March 11, 2025, the CMF issued General Rule No. 533, which (i) sets forth requirements and conditions that must be satisfied for directors to be deemed independent pursuant to Chilean law, effective as of November 11, 2026 and, therefore, this regulation will apply for the elections of boards of directors taking place on or after such date; and (ii) regulates director election policies for subsidiaries supervised by the CMF to be issued by parent companies no later than December 11, 2025. This policy was adopted by our parent company, Inversiones y Rentas S.A. on December 2, 2025, effective on December 11, 2025. The full text of the aforementioned policy is available to shareholders and interested third parties on our website www.ccuinvestor.com, under the Governance section, Governance Guidelines subsection. The information on our website is not incorporated by reference into this document.

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

Following the election of a new board of directors at the shareholders´ meeting held on April 17, 2024, Mr. Vittorio Corbo, elected as independent director in accordance with Article 50 bis of the Chilean Corporations Act, at the board meeting held on the same date, appointed as members of our directors’ committee Messrs. Carlos Molina and Rodrigo Hinzpeter.

Due to the full renewal of the board of directors at the shareholders´ meeting held on April 15, 2026, Mrs. Marie Agathe Lemoine Porte, elected as independent director in accordance with Article 50 bis of the Chilean Corporations Act, at the board meeting held the same date, appointed as members of our directors’ committee Messrs. Carlos Molina and Rodrigo Hinzpeter.

The members of the directors’ committee receive a remuneration the amount of which is established annually by the shareholders, taking into consideration the duties that the directors’ committee members shall perform, which shall not be less than a third of the remuneration of a director.

The compensation of our directors’ committee members, as approved at the shareholders’ meeting held on April 15, 2026, consists of a monthly gross remuneration (effective as of May 2026) for attendance to directors’ committee meetings, independent of the number of meetings held in each period, of UF 50 (as of March 31, 2026, approximately CLP 1,992 thousand), plus the amount required to complete the remaining third of the remuneration of a director.

The same remuneration package was approved for 2024 and 2025 at the shareholders’ meetings held on April 17, 2024 and April 16, 2025, respectively.

The shareholders shall determine the budget of the directors’ committee and those of its advisors, which, pursuant to the Chilean Corporations Act, shall not be less than the aggregate amount of the annual remuneration of the committee members. The directors’ committee shall be allowed to request the recruitment of professionals to fulfill its duties within the limits imposed by the budget. The activities of the directors’ committee, the annual report of the performance of its duties and its expenses, including its advisors’ expenses, shall be included in the annual report and conveyed to the shareholders. The budget of the directors’ committee and its advisors, approved at the shareholders’ meetings held on, April 17, 2024, April 16, 2025 and April 15, 2026 is equal to the aggregate amount of the annual remuneration of the committee members.

2)	Audit Committee

In accordance with provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”) and the corporate governance rules of the New York Stock Exchange (“NYSE Rules”) applicable to us as a foreign private issuer with securities listed on a U.S. national exchange, we have an audit committee.

At the shareholders’ meeting held on April 15, 2026, shareholders elected a new board of directors. On that same date, the board appointed Mrs. Marie Agathe Lemoine Porte and Mr. Carlos Molina to serve on our audit committee. Both members are independent under the Exchange Act and NYSE listing standards. The board of directors also resolved that director Rodrigo Hinzpeter shall participate in the audit committee’s meetings as observer.

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

As approved at the shareholders’ meeting held on April 15, 2026, members and observers of the audit committee are entitled to receive (with effect as of May 2026) a compensation consisting of a monthly gross remuneration for their attendance to audit committee meetings, independent of the number of meetings held in each period, of UF 50 (as of March 31, 2026, approximately CLP 1,992 thousand). The same compensation was approved at the shareholders’ meeting held on April 17, 2024 and April 16, 2025.

The total annual budget for operating cost and advisors of the audit committee, approved at each of the shareholders’ meetings referred to above, amounts to UF 2,000 (as of March 31, 2026 approximately CLP 79.7 million).

D.	Employees

The following table shows the breakdown of our employees with indefinite contract by operating segments as of December 31 for each of the years listed below:

	2023	2024	2025
Chile	4,881	4,657	4,554
International Business	2,546	3,199	3,079
Wine	1,405	1,350	1,378
Others(1)	422	432	444
Total	9,254	9,638	9,455
(1)	Includes corporate head office functions only.

The following table shows the breakdown of all our employees by type of contract as of December 31, 2025:

Type of contract	Women	Men	Total
Indefinite	1,875	7,580	9,455
Fixed Term	74	506	580
Work or task	55	191	246
Consolidated Total	2,004	8,277	10,281

All employees whose contracts are terminated for reasons other than misconduct are entitled by law to receive a severance payment. In the last three years, 2023, 2024 and 2025, we made severance payments in the amounts of CLP 20,682 million, CLP 21,683 million and CLP 18,109 million, respectively.

In Chile, permanent employees are entitled to a basic severance payment, as required by law, of one month’s salary for each year, or six-month portion thereof, worked. This condition is subject to a limitation of a total payment of no more than 11 months’ pay for employees hired after August 14, 1981. Severance payments to employees hired before August 14, 1981 are not subject to this limitation. Our employees who are subject to collective bargaining agreements have a contractual benefit to receive a payment in case of resignation, consisting of a payment of one monthly base salary for each full year worked, not subject to a limitation on the total amount payable but subject to a limitation on the total number of employees who can claim the severance benefit during any one year. In 2025, we laid off 401 employees.

Chile Operating segment, Wine Operating segment and Other

In the Chile and Wine Operating segments and Other, as of December 31 of the last three years, we had a total of 6,708, 6,439 and 6,376 permanent employees, respectively. As of December 2025, 4,296 were represented by 47 labor unions. The average tenure of our permanent employees was approximately nine years.

Unionized employees represent approximately 68% of our total permanent workforce. Our management believes it generally has a good relationship with the labor unions representing our employees.

During 2025, 1,786 employees renewed their collective contracts, most of them for a period of two years.

We do not maintain any pension fund or retirement program for our employees. Workers in Chile are subject to a national pension fund law which establishes a system of independent pension plans, administered by Administradoras de Fondos de Pensiones (“AFPs”). We have no liability for the performance of the pension plans or any pension payments to be made to our employees.

In addition to our permanent work force, as of December 31, 2025, we had 615 temporary employees, who were hired for specific time periods to satisfy short-term needs.

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

In Argentina, unionized employees represent approximately 62% of our total permanent workforce, moreover in Uruguay and Bolivia this number represents 57% and 64% of our total permanent workforce, respectively.

In addition to our permanent work force, as of December 31, 2025, we had 211 temporary employees, who were hired for specific time periods to satisfy short-term needs.

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

Our only outstanding voting securities are our shares of our common stock. The following table sets forth information concerning the ownership of our common stock as of March 31, 2026:

	Number of shares owned	Ownership %
Inversiones y Rentas S.A. (“IRSA”)(1)	218,109,273	59.03%
Inversiones IRSA Limitada(1)	25,279,991	6.84%
Controlling Shareholders	243,389,264	65.87%
JPMorgan Chase Bank N.A. (ADRs)	52,053,645	14.09%
Banco de Chile por cuenta de CITI NA New York Client	8,157,543	2.21%
Banco Santander por cuenta de Inv. Extranjeros	6,524,687	1.77%
Banco de Chile por cuenta de State Street	2,596,528	0.70%
Banco de Chile por cuenta de Terceros No Residentes	1,430,462	0.39%
Banco de Chile por cuenta de CEP Luxembourg Client	1,175,682	0.32%
Banco de Chile por cuenta de CITI NA London Client	108,337	0.03%
Banco Santander-HSBC HONG KONG Clients SC 75366	100,000	0.03%
Banco Santander-HSBC Bank PLC London Client Account	78,302	0.02%
Banco de Chile por cuenta de Merrill L.	32,200	0.01%
Banco de Chile por cuenta de MS	31,353	0.01%
Banco de Chile por cuenta de CITI NA HONG KONG Client	14,793	0.00%
Custodian banks	20,249,887	5.48%
AFPs as a group (Chilean pension funds)	6,486,741	1.76%
Our directors and senior management as a group(2)(3)	4,343	0.00%
TOTAL	332,370,232	90.05%
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
(3) As of March 31, 2026, our director Vittorio Corbo indirectly owns 4,343 shares of Compañía Cervecerías Unidas S.A., equivalent to 0.001%, through the ownership of Vittorio Corbo y Asociados Limitada, of which he holds 80% ownership interest.

To the best of our knowledge, our beneficial shareholders who, directly or indirectly, own more than 5% of the outstanding shares of our common stock are Inversiones y Rentas S.A. with 59.03% and Inversiones IRSA Limitada with 6.84%, as of March 31, 2026 and as of the date of this annual report.

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

As of March 31, 2026, JPMorgan Chase Bank N.A. (“JPMorgan”), the depositary for our ADR facility, was the record owner of 52,053,645 shares of our common stock (14.09% of the outstanding common stock) deposited in our ADR facility.

As of March 31, 2026, we had 3,645 shareholders of record. All shareholders have equal voting rights. It is not practicable for us to determine the number of our ADSs or our common shares beneficially owned in the United States as the depositary for our ADSs only has knowledge of the record holders, including the Depositary Trust Company and its nominees. As a result, we are not able to ascertain the domicile of the final beneficial holders represented by the one ADS record holder in the United States. Likewise, we cannot readily determine the domicile of any of our foreign shareholders who hold our common stock, either directly or indirectly.

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

Notwithstanding the above, the following related party transactions may be executed, pursuant to letters a), b) and c) of Article 147 of the Chilean Corporations Act, as amended by Law No. 21,314 published on April 13, 2021, without complying with the requirements and procedures stated above, with prior authorization by the board:

1.	Transactions that do not involve a “material amount”. For this purpose, any transaction that is both greater than UF 2,000 (as of March, 31, 2026, approximately CLP 80 million) and in excess of 1% of the corporation’s equity, or involving an amount in excess of UF 20,000 (as of March 31, 2026, approximately CLP 797 million) shall be deemed to involve a material amount. All transactions executed within a 12-month period that are similar or complementary to each other, with identical parties, including related parties, or objects, shall be deemed to be a single transaction.

2.	Transactions that pursuant to the company’s policy of usual practice as determined by its board of directors, are in the ordinary course of business of the company. Any agreement or resolution establishing or amending such policies shall require the prior opinion of the directors’ committee and shall be communicated to the CMF as a “Material Event” when appropriate. The company’s policy of usual practice shall contain at a minimum that information required by the CMF by means of a general regulation, and shall be available at all times to the company’s shareholders at the corporate offices and, in the case of companies who have one, published on their corporate website. However, the aforementioned policy may not authorize the execution of acts or contracts comprising more than 10% of the company's assets.

3.	Transactions between legal entities in which the company possesses, directly or indirectly, at least 95% of the equity of the counterpart.

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

CCU S.A. adapted its usual practice policy to the requirements of the new General Rule No. 501, which was approved by the board of directors on August 7, 2024, and the semester reports issued pursuant to said policy are published on the Company´s website as of January 2025.

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

On November 30, 2005, our subsidiary Cervecería CCU and Heineken Brouwerijen B.V. amended the license and technical assistance agreements which provide us with the exclusive rights to produce, sell and distribute Heineken beer in Chile and Argentina commencing June 18, 2003. These agreements had an initial term of ten years beginning in June 2003, and automatically renewed each year for subsequent periods of five years. (See ITEM 4: Information on the Company – B. Business Overview – Production and Marketing – Chile Operating segment and ITEM 4: Information on the Company – B. Business Overview – 4. Production and Marketing – International Business Operating segment).

On October 12, 2011, our subsidiary Cervecería CCU and Heineken Brouwerijen B.V. signed the Amended and Restated versions of the Trademark License Agreements which provide us with the exclusive rights to produce, sell and distribute Heineken beer in Chile and Argentina, in force as of January 1, 2011. These agreements had an initial term of ten years, and automatically renewed on January 1 of each year for a new period of ten years, unless any party gives notice of its decision not to renew, in which case the agreements will be in force until the last renewal period expires.

On September 28, 2012, CICSA and Amstel Brouwerijen B.V. signed the Trademark License Agreement which provides with the exclusive rights to produce, sell and distribute Amstel beer in Argentina, effective as of August 1, 2012. This agreement had an initial term of ten years, and automatically renews on January 1 of each year for a new period of ten years, unless any party gives notice of its decision not to renew, in which case the agreements will be in force until the last renewal period expires.

On June 4, 2013, CICSA, Milotur and Heineken Brouwerijen B.V. entered into a Trademark License Agreement, which provides us with the exclusive rights to produce, sell and distribute Heineken beer in Uruguay, in force as of May 1, 2013. This agreement had an initial term of ten years, and automatically renews on January 1 of each year for a new period of ten years, unless any party gives notice of its decision not to renew, in which case the agreements will be in force until the last renewal period expires.

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

On July 15, 2015, CICSA, BBO and Heineken Brouwerijen B.V. signed the Ancillary Trademark License Agreement, which provide us with the exclusive rights to produce, sell and distribute Heineken beer in Bolivia, in force as of January 1, 2015. This agreement had an initial term of ten years and automatically renews each year for subsequent five-year periods unless any party gives notice of its decision not to renew, in which case the agreement will be in force until the last renewal period expires.

Additionally, a Technical Assistance Agreement was executed with Heineken Technical Services B.V. (currently Heineken Supply Chain B.V.) on May 4, 2005, whereby the latter was appointed, on a non-exclusive basis, as our technical advisor in respect of operational aspects of our breweries, including also special services regarding project engineering for extensions of the breweries’ capacity and construction of new plants, assistance in development of new products, production methods and distribution systems as well as advice on purchasing systems, among others. This agreement had an initial term of one year as from May 4, 2005, and renews for subsequent periods of one year each, unless either party gives at least three months’ prior written notice to the other of its intention to terminate this agreement. This agreement has been renewed automatically each year.

On January 28, 2015, a Trade Mark License Agreement (“TMLA”) was executed between our subsidiary Cervecería CCU and Heineken Brouwerijen B.V. to produce, sell and distribute beer under the brand name Sol in Chile. The TMLA contemplated a ten-year term as of July 1, 2014 and automatically renews each year (as of July 1st) for a new period of ten years, unless any party has given notice in writing of its decision not to renew.

On March 23, 2015, CICSA and Heineken Brouwerijen B.V. signed the Trademark License Agreement which provides with the exclusive rights to produce, sell and distribute Sol beer in Argentina, effective as of March 1, 2015. This agreement had an initial term of ten years, and automatically renews, on January 1 of each year, for a ten-year period unless any party gives notice of its decision not to renew, in which case the agreements will be in force until the last renewal period expires.

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

On April 20, 2018, Bebidas del Paraguay S.A. and Heineken Brouwerijen B.V. signed a Distribution Agreement which provides us with the exclusive rights to distribute Sol beer in Paraguay, effective as of 1 January 2018. This agreement had an initial term of five years and automatically renews for subsequent three-year periods unless any party gives notice of its decision not to renew, in which case the agreements will be in force until the expiration of the latest renewal period.

On April 20, 2018, Bebidas del Paraguay S.A. and Heineken Brouwerijen B.V. signed a Trademark License Agreement and a Distribution Agreement which provides us with the exclusive rights to produce, sell and distribute Heineken beer in Paraguay. These agreements had an initial term of five years from May 1, 2018 and automatically renews for subsequent three-year periods unless any party gives notice of its decision not to renew. Therefore, and as agreed on June 11, 2018, the Trademark License Agreement entered on November 28, 2012, by CICSA and Heineken Brouwerijen B.V., which provided CICSA with the exclusive rights to produce, sell and distribute Heineken beer in Paraguay, was terminated with retroactive effects as of April 30, 2018 and, in its place, Heineken Brouwerijen B.V. and CICSA entered into a supply agreement which provided CICSA the non-exclusive right to sell and supply Heineken Lager in the Paraguayan market to Bebidas del Paraguay S.A., for a period of five years beginning on April 30, 2018. On September 6, 2023 Bebidas del Paraguay S.A. and Heineken Brouwerijen B.V. entered into an Amendment to the Trade Mark License Agreement dated April 20, 2018 in order to include the Heineken 0.0 and the Heineken Silver brands with retroactive effect to August 1, 2023, and a provision that, absent prior agreement in writing between the parties to this agreement, products subject to the agreement shall be purchased and acquired only from CICSA in Argentina and/or Cervecera CCU Chile Ltda.

On November 13, 2018, we and Heineken Brouwerijen B.V. signed an Amendment Agreement to the Amended and Restated Trademark License Agreement with Cervecera CCU Chile Limitada dated October 12, 2011, in order to include, as of January 1, 2018, the trade mark Heineken 0.0 to the Trade Marks we have the exclusive rights to produce, sell and distribute in Chile.

On November 1, 2019, Bebidas del Paraguay S.A. and Amstel Brouwerijen B.V. signed the Distribution Agreement which provides us with the exclusive rights to distribute Amstel beer in Paraguay, effective as of October 1, 2019. This agreement had an initial term of five years, and automatically renews for subsequent three-year periods, unless any party gives notice of its decision not to renew, in which case the agreement will be in force until the expiration of the latest renewal period.

As of January 2023, Bebidas del Paraguay S.A. is Heineken Brouwerijen B.V. distributor of Schin beer in Paraguay.

On August 21, 2023, BBO and Amstel Brouwerijen B.V. signed the Brand License Agreement which provides BBO the exclusive rights to produce, sell and distribute Amstel beer in Bolivia, with retroactive effect as of August 1, 2023. This agreement had an initial term of ten years and automatically renews for ten-year periods, unless any party gives notice of its decision not to renew, in which case the agreement will be in force until the last renewal period expires.

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

Our principal transactions[13] with related parties for the twelve-month period ended December 31, 2025, are detailed below:

Company	Relationship	Transaction	Amount (in millions of CLP)
Andrónico Luksic Craig	Related to the controller's shareholder	Business operations	7
Universidad de los Andes	Related to the Company's CEO	Business operations	35
Cervecera Guayacán SpA	Co-director in subsidiary	Sales of shares / Brand purchase	1,367
Cervecera Guayacán SpA	Co-director in subsidiary	Business operations	45
Cervecería Belga de la Patagonia SpA	Co-director in subsidiary	Business operations	103
Cervecería Belga de la Patagonia SpA	Co-director in subsidiary	Capital reduction	600
Sociedad Cervecera Beacha Compañía Ltda.	Shareholder of subsidiary	Purchase of shares	1,010
Canal 13 SpA	Related to the controller's shareholder	Business operations	1,032
Inversiones Irsa Ltda.	Related to the controller	Dividends paid	4,659
Hapag-Lloyd Chile SpA	Related to the controller's shareholder	Business operations	147
Watt´s S.A.	Related joint venture shareholder	Business operations	7,868
Inversiones Río Elqui SpA	Co-director in subsidiary	Business operations	18
SAAM Logistics S.A.	Related to the controller's shareholder	Business operations	435
Yanghe Chile SpA	Shareholder of subsidiary	Dividends paid	1,200
Origen Patagónico SpA	Related to non-controlling subsidiary	Business operations	48
Cervecería Kunstmann Ltda.	Related to non-controlling subsidiary	Business operations	976
Cervecería Kunstmann Ltda.	Related to non-controlling subsidiary	Collection of product sales	966
Panda SpA	Shareholder of subsidiary	Dividends paid	72
MBB SpA	Shareholder of subsidiary	Dividends paid	72
Comercial Patagona Ltda.	Subsidiary of joint venture	Business operations	14,111
Servipag Ltda.	Related to the controller's shareholder	Business operations	11
Inversiones PFI Chile Ltda.	Shareholder of joint operation	Business operations	31,337
Cervecera Valdivia S.A.	Shareholder of subsidiary	Dividends paid	811
Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Shareholder of subsidiary	Dividends paid	1,502
Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Shareholder of subsidiary	Business operations	9,814
Nestlé Chile S.A.	Shareholder of subsidiary	Dividends paid	11,940
Nestlé Chile S.A.	Shareholder of subsidiary	Business operations	2,921
Quiñenco S.A.	Controller's shareholder	Business operations	23
Empresa Nacional de Energía Enex S.A.	Related to the controller's shareholder	Business operations	919
Antofagasta Minerals S.A.	Related to the controller's shareholder	Business operations	5
Servicios Aeroportuarios Aerosan S.A.	Related to the controller's shareholder	Business operations	11
Inversiones Enex S.A.	Related to the controller's shareholder	Business operations	2,340
Inversiones y Rentas S.A.	Controller	Dividends paid	40,194
Inversiones y Rentas S.A.	Controller	Business operations	13
Banchile Corredores de Bolsa S.A.	Related to the controller's shareholder	Investments	639,160
Banchile Corredores de Bolsa S.A.	Related to the controller's shareholder	Redemption value	638,558
Empresas Carozzi S.A.	Shareholder of joint operation of the subsidiary	Business operations	17,242
Inversiones Punta Brava S.A.	Related to the controller's shareholder	Business operations	185
Transbank S.A.	Related to the controller's shareholder	Business operations	239
SAAM Extraportuario S.A.	Related to the controller's shareholder	Business operations	16
RDF Media SpA	Related to the controller's shareholder	Business operations	102
San Vicente Terminal Internacional S.A.	Related to the controller's shareholder	Business operations	28
San Antonio Terminal Internacional S.A.	Related to the controller's shareholder	Business operations	62
Cervecería Austral S.A.	Joint venture	Dividends received	883
Cervecería Austral S.A.	Joint venture	Business operations	32,490
Banco de Chile	Related to the controller's shareholder	Purchase of derivatives / Sales of derivatives	7,683
Banco de Chile	Related to the controller's shareholder	Business operations	491
Muellaje del Maipo S.A.	Related to the controller's shareholder	Business operations	11
Aguas Danone de Argentina S.A.	Associate of subsidiary	Business operations	355
Danone Argentina S.A.	Related to the shareholder's associate	Business operations	263
Kasdorf S.A.	Related to non-controlling subsidiary	Business operations	1
Nutricia Bagó S.A.	Related to non-controlling subsidiary	Business operations	2
Ecor Ltda.	Related to non-controlling subsidiary	Business operations	124
Inversiones BEBINV S.A.	Shareholder of subsidiary	Capital contribution / Loan	2,280
Central Cervecera de Colombia S.A.S.	Joint venture	Capital contribution	10,976
Central Cervecera de Colombia S.A.S.	Joint venture	Business operations	75
Nestlé Waters Marketing & Distribution S.A.S.	Related to non-controlling subsidiary	Business operations	166
Paulaner Brauerei Gruppe GmbH & Co. KgaA	Related to the controller's shareholder	Business operations	235
Amstel Brouwerijen B.V.	Related to the controller's shareholder	Business operations	640
Heineken Brouwerijen B.V.	Related to the controller's shareholder	Business operations	29,718
Heineken Supply Chain B.V.	Related to the controller's shareholder	Business operations	57
AJ S.A. Calidad Ante Todo	Related to non-controlling subsidiary	Business operations	5,697
Alimentos Distribución y Servicios S.A.	Related to non-controlling subsidiary	Business operations	2,464
Central de Ventas TV S.A.	Related to non-controlling subsidiary	Business operations	39
Enex Paraguay S.A.E.	Related to the controller's shareholder	Business operations	5
Gabana S.A.	Related to non-controlling subsidiary	Business operations	467
Retail S.A.	Related to non-controlling subsidiary	Business operations	12,757
Servicios Contables y Sistemas del PY S.A.	Related to non-controlling subsidiary	Business operations	96
Societé des Produits Nestlé S.A.	Related to the subsidiary's shareholder	Business operations	403
Pepsi-Cola Manufacturing Co. Of Uruguay S.R.L.	Related of joint operation	Business operations	11,236

C.	Interests of Experts and Counsel

Not applicable.

[13]See “Note 11” to our Consolidated Financial Statements included herein for detailed information.

ITEM 8: Financial Information

A.	Consolidated Statements and Other Financial Information

See ITEM 18: Financial Statements and ITEM 19: Exhibits for the Company's Financial Statements and notes, audited by PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada.

Wine Exports

We, through our subsidiary VSPT, exported wine to more than 80 countries in 2025. VSPT is the second-largest wine exporter in Chile. (See ITEM 4: Information on the Company – B. Business Overview – Competition – Wine Operating segment).

The following table presents our total wine exports by volume and sales, as of December of the last three years as percentage of consolidated volume and sales for the last three years:

	2023	2024	2025
Exports (thousands of liters)	55,428	57,845	59,229
% of total consolidated sales volume	1.64%	1.71%	1.63%
Exports (CLP million)	116,184	133,519	133,614
% of total consolidated sales	4.53%	4.60%	4.60%

Legal Proceedings

See “Note 35 - Contingencies and Commitments” of our Financial Statements as of December 31, 2025 and 2024 included herein.

Additionally, on April 10, 2023, we received notice of a complaint filed by Cervecería Chile S.A., a subsidiary of ABI, before the Chilean Competition Tribunal (TDLC), where the complainant alleged that Compañía Cervecerías Unidas S.A. has incurred in possible abuse of dominant position in the beer distribution market. Given that we are currently in early stages of these proceedings, at the time of filing this annual report it is not possible for Compañía Cervecerías Unidas S.A. to determine the possible effect that this complaint may have on said company’s financial position or profitability.

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

Our board of directors announced at our annual ordinary shareholders’ meeting held on April 16, 2025, its dividend policy for future periods, authorizing the distribution of cash dividends in an amount at least equal to 50% of our Net income of the year attributable to equity holders of the parent company under IFRS for the previous year. Our dividend policy is subject to change in the future due to changes in Chilean law, capital requirements, economic results and/or other factors. The same dividend policy was announced at the ordinary shareholders’ meeting held on April 15, 2026.

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

The board of directors, at its meeting held on November 6, 2024, approved the distribution, with a charge to 2024’s Net income attributable to equity holders of the parent company, of an interim dividend of CLP 117.5 per share of common stock (CLP 235 per ADS), totaling CLP 43,416,587,460, which was paid as of November 28, 2024. Additionally, the board of directors, in its meeting held on March 5, 2025, resolved to propose to the next ordinary shareholders' meeting, the distribution, with charge to 2024’s Net income attributable to equity holders of the parent company, of a final dividend of CLP 100.28470 per share of common stock (CLP 200.5694 per ADS). The proposal, representing a total payment of CLP 37,055,484,668, was approved at our annual ordinary shareholders’ meeting held on April 16, 2025 and the final dividend was paid as of April 30, 2025 to shareholders of record at midnight on April 24, 2025. Collectively, these dividend payments amount to CLP 80,472,072,128, representing 50.00% of the Net income of the year attributable to equity holders of the parent company for 2024.

The board of directors, at its meeting held on November 5, 2025, approved the distribution, with a charge to 2025’s Net income attributable to equity holders of the parent company, of an interim dividend of CLP 84 per share of common stock (CLP 168 per ADS), totaling CLP 31,038,241,248, which was paid as of November 27, 2025. Additionally, the board of directors, in its meeting held on March 4, 2026, resolved to propose to the next ordinary shareholders' meeting, the distribution, with charge to 2025’s Net income attributable to equity holders of the parent company, of a final dividend of CLP 74.52679 per share of common stock (CLP 149.05358 per ADS). The proposal, representing a total payment of CLP 27,537,862,946, was approved at our annual ordinary shareholders’ meeting held on April 15, 2026 and the final dividend was paid as of April 24, 2026 to shareholders of record at midnight on April 18, 2026. Collectively, these dividend payments amount to CLP 58,576,104,194, representing 50.00% of the Net income of the year attributable to equity holders of the parent company for 2025.

The following table sets forth the amounts of interim and final dividends and the aggregate amounts of such dividends per share of common stock and per ADS in respect of each of the years indicated:

Year ended	CLP Per share (1)					USD Per ADS (2)
December 31	Interim	Final (3)		Total		Interim	Final (3)		Total
2020	56	139.17		195.17		0.16	0.40		0.56
2021	200	200.00	(4)	400.00	(4)	0.50	0.47	(4)	0.97	(4)
2022	135.1	24.80		159.90		0.31	0.06		0.37
2023	86.50	85.06		171.56		0.20	0.18		0.38
2024	117.50	100.28		217.78		0.24	0.21		0.45
2025	84	74.53		158.53		0.18	0.17		0.35

(1) Interim and final dividend amounts are expressed in historical Chilean pesos
(2) USD per ADS dividend information provided solely for reference purposes only, as we pay all dividends in CLP. The amounts shown above have been adjusted to reflect this change. The Chilean peso amounts as shown here have been converted into USD at the respective observed exchange rate in effect at each payment date or, in respect of the final dividend payable for the year ended December 31, 2025, at the observed exchange rate in effect as of April 24th, 2026. Note: The Federal Reserve Bank of New York does not report a noon buying rate for CLP.
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

	Santiago Stock Exchange		NYSE
	(per share of common stock)		(per ADS)
	High	Low	High	Low
	(CLP)	(CLP)	(CLP)	(CLP)
Years
2020	7,868	4,125	20.22	10.72
2021	8,699	5,161	21.82	14.72
2022	7,100	4,476	17.78	9.31
2023	7,390	5,009	17.74	10.82
2024	6,139	4,769	13.74	10.00
2025	7,487	5,456	15.75	11.19
2023
1st quarter	6,653	5,300	16.60	12.59
2nd quarter	6,930	5,950	17.48	14.62
3rd quarter	7,390	5,605	17.74	12.35
4th quarter	5,872	5,009	13.61	10.82
2024
1st quarter	5,900	5,363	13.05	11.15
2nd quarter	6,139	5,280	13.74	11.20
3rd quarter	5,753	4,769	12.52	10.00
4th quarter	5,925	5,066	11.97	10.65
2025
1st quarter	7,318	5,696	15.65	11.19
2nd quarter	7,487	5,946	15.75	12.45
3rd quarter	6,439	5,609	13.60	11.55
4th quarter	6,378	5,456	13.73	11.35
Last six months(1)
October 2025	6,130	5,520	13.20	11.35
November 2025	6,241	5,806	13.52	12.20
December 2025	6,334	5,750	13.73	12.46
January 2026	6,585	5,810	15.36	12.51
February 2026	6,395	5,850	15.00	13.24
March 2026	5,660	5,045	13.14	10.71
(1)	Source Bloomberg. Considers daily closing prices of the stock.

During the last three years, no significant trading suspensions of the Company’s stock have occurred.

B.	Plan of distribution

Not applicable.

C.	Markets

Our common stock is currently traded on the Santiago Stock Exchange and in the Chile Electronic Stock Exchange, under the symbol “CCU”. The Santiago Stock Exchange accounted for approximately 87.8%, 87.6% and 94.0% of the trading volume of our common stock in Chile in 2023, 2024 and 2025, respectively. The remaining 12.2%, 12.4% and 6.0% respectively, was traded mainly on the Chile Electronic Stock Exchange. Shares of our common stock were traded in the United States on the NASDAQ Stock Market between September 24, 1992 and March 25, 1999 and on the NYSE since March 26, 1999, in the form of ADSs, under the symbol “CCU”, with such ADSs being evidenced by ADRs, which until December 20, 2012, had each represented five shares of our common stock. Starting on December 20, 2012, the ratio was changed so that each ADS represented two shares of our common stock. The ADSs are issued under the terms of a deposit agreement dated September 1, 1992, as amended and restated on July 31, 2013, among us, JPMorgan, as depositary, and the holders from time to time of the ADSs.

The trading volume of our ADSs in the NYSE in the last three years is as follows:

Year	Quarter	Traded Volume (thousands of ADS)

2023	1st quarter	10,074
	2nd quarter	6,035
	3rd quarter	8,800
	4th quarter	16,837
	Total	41,746

2024	1st quarter	10,348
	2nd quarter	6,452
	3rd quarter	12,784
	4th quarter	10,443
	Total	40,027

2025	1st quarter	11,570
	2nd quarter	13,421
	3rd quarter	11,923
	4th quarter	9,861
	Total	46,776

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10: Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Notwithstanding the aforementioned, on January 25th, 2024, the Central Bank of Chile issued an entirely new set of Foreign Exchange Regulations (the “2026 Rules”), whose applicability started on January 1st, 2026, and whose provisions preserve the general principles established in the current Chapter XIV on 'Regulations applicable to Credits, Deposits, Investments, and Capital Contributions from Abroad'.

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

This summary does not purport to be complete and is qualified by reference to Chapter XIV of the Central Bank Foreign Exchange Regulations, a copy of which is available in Spanish and English versions at the Central Bank’s website (www.bcentral.cl).

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

A.	Qualitative Information About Market Risk

Interest Rate Risk

As of December 31, 2025, and as of December 31, 2024, the Company had no variable interest debt.

To manage interest rate risk, the Company has a policy which seeks to reduce the volatility of its finance cost, and maintain a suitable percentage of its debt in fixed rate instruments. The financial position is mainly set by the use of short-term and long-term, as well as derivative instruments such as cross currency interest rate swaps and cross interest rate swaps.

As of December 31, 2025, and as of December 31, 2024, after considering the effect of interest rates and currency swaps, 100% of the Company’s debt is at fixed interest rates.

The terms and conditions of the Company’s obligations as of December 31, 2025, including exchange rates, interest rates, maturities and effective interest rates are detailed in Note 21 to our audited consolidated financial statements included herein.

Commodity and Raw Material Price Sensitivity

The principal commodity price risk faced by us relates to fluctuations in: 1) prices and supply of barley, malt and cans, which we use for the production of beer, 2) prices of concentrates, sugar and plastic resin, which we use for the production and packaging of soft drinks, and 3) prices of bulk wine and grapes, which we use for the manufacturing of wine and spirits.

Malt and cans. In Chile, we obtain our supply of malt from local producers and in the international market (mainly from Argentina). With local and Argentine producers the Company enters into long-term supply agreements in which malt price is set annually, using for this purpose the market price of barley and manufacturing cost established in these agreements.

The purchase commitments made expose the Company to raw materials price fluctuation risk. CCU Argentina acquires malt from local producers. These raw materials represent approximately 8% (8% in 2024 and 8% in 2023) of the direct cost of the Chile Operating segment.

As of December 31, 2025, in the Chile Operation segment, the cost of cans represented approximately 17% of direct costs (22% in 2024 and 21% in 2023). In the International Business Operating segment, the cost of cans represented approximately 34% of direct raw materials costs as of December 31, 2025 (35% in 2024 and 32% in 2023).

Concentrates, sugar and plastic resin. The main raw materials used in the production of non-alcoholic beverages are concentrated, which are mainly acquired from licenses, sugar and plastic resin for the manufacturing of plastic bottles and containers. The Company is exposed to price fluctuation risks involving these raw materials, which jointly represent approximately 29% (28% in 2024 and 28% in 2023) of the direct cost of the Chile Operating segment. The Company does not engage in hedging raw materials purchases.

Grapes and wine. The main raw materials used by subsidiary VSPT for wine production are grapes harvested from its own vineyards and grapes and wine acquired from third parties through long-term and spot contracts. In the last 12 months, approximately 29% (34% in 2024 and 34% in 2023) of VSPT’s total wine supply came from its own vineyards. Regarding our export market, and considering our focus on this market, approximately 49% (57% in 2024 and 57% in 2023) of our wine supply for export came from our own vineyards.

The remaining 71% (66% in 2024 and 66% in 2023) supply was purchased from third parties through long-term and spot contracts. In the last 12 months, the subsidiary VSPT acquired 64% (56% in 2024 and 48% in 2023) of the grapes and wine necessary from third parties through spot contracts. Additionally, the long-term transactions were 7% (10% in 2024 and 17% in 2023) of the total supply.

We should consider that as of December 31, 2025, wine represents 56% (53% in 2024 and 56% in 2023) of the total direct cost of the Wine Operating segment, and supplies purchased from third parties represented 36% (30% in 2024 and 27% in 2023).

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

As of December 31, 2025, we maintained in Chile foreign currency liabilities amounting to CLP 636,770 million (CLP 725,460 million as of December 31, 2024), mostly denominated in USD. Foreign currency obligations (CLP 548,871 million as of December 31, 2025 and CLP 600,173 million as of December 31, 2024) represent 46% (44% as of December 31, 2024) of total other financial liabilities. The remaining 54% (56% as of December 31, 2024) is mainly denominated in UF and CLP. In addition, the Company maintains foreign currency assets for CLP 418,089 million (CLP 621,498 million as of December 31, 2024 that mainly correspond to cash and cash equivalent and export accounts receivable.

Regarding the foreign subsidiaries’ operations, the net liability exposure in USD and other currencies amounted to CLP 77,325 million as of December 31, 2025 (CLP 74,316 million as of December 31, 2024).

To protect the value of the foreign currency assets and liabilities net position of our Chilean operations, we enter into derivative agreements (currency forwards) to hedge against any variation in the Chilean peso as compared to other currencies.

As of December 31, 2025, net exposure in foreign currencies of our Chilean operations, after the use of derivative instruments, is liabilities in the amount of CLP 13,451 million (CLP 4,356 million as of December 31, 2024).

In 2025, of our total sales, 5% (5% in 2024 and 5% in 2023) corresponded to export sales made in foreign currencies, mainly USD, euros and pounds sterling, and of the direct costs, 59% (65% in 2024 and 62% in 2023) correspond to raw material and product purchases in foreign currencies, or indexed to such currencies. We do not actively hedge the variations in the expected cash flows from such transactions.

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

As of December 31, 2025, the net investment in foreign subsidiaries, joint ventures and associates amounted to CLP 751,809 million, CLP 124,970 million and CLP 1,599 million, respectively (CLP 899,751 million, CLP 123,024 million and CLP 1,814 million as of December 31, 2024).

B.	Quantitative Information About Market Risk

Interest Rate Sensitivity

Most of our debt is at a fixed interest rate, so it is not mainly exposed to fluctuations in interest rates. As of December 31, 2025, our interest-bearing debt amounted to CLP 1,249,995 million (See Note 21 of our Audited Consolidated Financial Statements as of December 31, 2025 included herein), 100% of which was fixed debt.

The following table summarizes debt obligations with interest rates by maturity date, the related weighted-average interest rates and fair values:

		Interest - Bearing Debts as of December 31, 2025
		(millions of CLP, except percentages)

		2026	2027	2028	2029	2030	Thereafter	Total	Fair Value
Interest bearing liabilities
Fixed rate
CLP (UF) (1)	Bonds and Banks	110,168	25,212	25,212	54,304	54,304	484,088	753,287	507,507
	Average interest rate	1.7%	2.6%	2.6%	2.0%	2.0%	2.9%
CLP		44,716	30,763	70	—	—	—	75,548	72,760
	Average interest rate	5.9%	6.0%	6.4%
USD		23,011	19,947	19,947	18,751	18,751	573,045	673,452	500,964
	Average interest rate	4.1%	3.7%	3.7%	3.5%	3.5%	3.4%
PYG		114	87	87	27	27	—	341	341
	Average interest rate	9.8%	9.8%	9.8%	9.8%	9.8%
ARS		18,675	315	315	74	74	—	19,454	19,454
	Average interest rate	38.8%	56.9%	56.9%	56.9%	56.9%
BOB		2,795	1,785	1,785	1,891	1,891	3,632	13,778	13,789
	Average interest rate	8.3%	5.3%	5.3%	5.2%	5.2%	5.2%
UYU		156	54	54	—	—	—	265	265
	Average interest rate	7.7%	7.7%	7.7%
Variable rate
USD		—	—	—	—	—	—	—	—
	Average interest rate
Non-interest bearing liabilities
Derivate Contract
Cross Interest Rate Swap:
Receive		—	—	—	—	—	—	—	—
Pay		2,676	2,684	2,684	2,676	2,676	2,676	16,073	11,197
Forwards		8,362						8,362	8,362

(1) UF as of December 31, 2025

Commodity Price Sensitivity

The major commodity price sensitivity faced by us relates to fluctuations in malt prices.

The following table summarizes information about our malt, sugar and bulk wine inventories and futures contracts that are sensitive to changes in commodity prices, mainly malt prices. For inventories, the table presents the carrying amount and fair value of the inventories and contracts as of December 31, 2025. For these contracts the table presents the notional amount in tons, the weighted average contract price, and the total dollar contract amount by expected maturity date.

Commodity Price Sensitivity as of December 31, 2025
	Carrying Amount							Fair Value
On Balance Sheet Position
Malt inventory (millions of CLP)	23,936							23,936
Bulk wine inventory - raw material (millions of CLP)	24,591							24,591

	2026	2027	2028	2029	2030	Thereafter	Total	Fair Value
Purchase Contracts
Malt:
Fixed Purchase Volume (tons)	154,700	174,000	178,000	—	—	—
Weighted Average Price (USD per ton)(1)	571	571	571	—	—	—
Contract Amount (thousands of USD)	88,334	99,354	101,638	—	—	—	289,326	289,326
Sugar:
Fixed Purchase Volume (tons)	61,000	—	—	—	—	—
Weighted Average Price (USD per ton)(1)	602	—	—	—	—	—
Contract Amount (thousands of USD)	36,722	—	—	—	—	—	36,722	26,078
Grapes:
Fixed Purchase Volume (tons)	31,534	15,218	11,690	630	—	—
Weighted Average Price (CLP per kg.)(1)	272	259	276	193	—	—		339
Contract Amount (millions of CLP)	8,586	3,942	3,232	121	—	—	15,882	20,026
Wine:
Fixed Purchase Volume (Mlts)	3,492	3,100	3,100	—	—	—
Weighted Average Price (CLP per liter)(1)	591	324	324	—	—	—		471
Contract Amount (millions of CLP)	2,062	1,004	1,004	—	—	—	4,069	4,565
(1) Weighted average price estimation is calculated based on expected market prices. Prices to be paid by us are adjusted based on current market conditions.

As of December 31, 2025, we had malt purchase contracts for USD 56.4 million in Chile, compared with USD 60.7 million as of December 31, 2024.

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

The following table summarizes our debt obligations, cash and cash equivalents, accounts receivable, accounts payable and derivative contracts in foreign currencies as of December 31, 2025 in millions of CLP, according to their maturity date, weighted-average interest rates and fair values:

Exchange Rate Sensitivity as of December 31, 2025 (millions of CLP, except percentages and exchange rate)
	2026	2027	2028	2029	2030	Thereafter	Total	Fair Value
Debt Obligations
Variable rate (USD)
Short and medium term	—	—	—	—	—	—	—	—
Average int. rate: Libor +
Fixed rate (USD)
Short and medium term	23,011	19,947	19,947	18,751	18,751	573,045	673,452	500,964
Interest rate	4.1%	3.7%	3.7%	3.5%	3.5%	3.4%
Fixed rate (EUR)
Short and medium term	—	—	—	—	—	—	—	—
Interest rate	—
Cash and Cash Equivalents (1)
USD	362,325						362,325	362,325
Others	2,159						2,159	2,159
TOTAL	364,484						364,484	364,484
Accounts Receivable (1)
USD	27,347						27,347	27,347
EUR	8,669						8,669	8,669
Others	2,724						2,724	2,724
TOTAL	38,740						38,740	38,740

(1) Figures as of December 31, 2025

	2026	2027	2028	2029	2030	Thereafter	Total	Fair Value
Derivate Contracts (in millions of CLP)
Receive USD	899	—	—	—	—	—	899	899
Pay USD	8,175	—	—	—	—	—	8,175	8,175
Receive EUR	142	—	—	—	—	—	142	142
Pay EUR	167	—	—	—	—	—	167	167
Receive Others	26	—	—	—	—	—	26	26
Pay Others	20	—	—	—	—	—	20	20

ITEM 12: Description of Securities Other than Equity Securities

A.	12.D.3. Depositary Fees and Charges

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

B.	12.D.4. Depositary Payments

In 2025 Compañía Cervecerías Unidas S.A. received from JPMorgan USD 383,449.66 as depositary payments and reimbursements, in connection with our ADR program.

PART II

ITEM 13: Defaults, Dividend Arrearages and Delinquencies

Not applicable.

ITEM 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

ITEM 15: Controls and Procedures

(a) Controls and Procedures. The Company’s management, with the participation of the chief executive officer and chief financial officer, conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2025. Based on this evaluation, the chief executive officer and chief financial officer concluded that the disclosure controls and procedures were effective as of December 31, 2025.

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

(b) Management’s Annual Report on Internal Control over Financial Reporting. Our management, including our chief executive officer and chief financial officer, are responsible for establishing and maintaining adequate internal controls over financial reporting and has assessed the effectiveness of our internal control over financial reporting as of December 31, 2025 based on the criteria established in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on such criteria, our management has concluded that, as of December 31, 2025 our internal control over financial reporting is effective.

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

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada, an independent registered public accounting firm, as stated in their report which appears herein.

(c) Attestation Report of the Registered Public Accounting Firm. See our audited consolidated financial statements included herein.

(d) Changes in Internal Control over Financial Reporting. During the period ended December 31, 2025, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

(e) Whistle-blowing procedure. We have a whistle-blowing procedure which allows any employee of CCU, of its associates or any person, to communicate to a designated person questionable practices or activities that constitute a breach of accounting procedures, internal controls, audit matters and the Code of Business Conduct.

ITEM 16A: Audit Committee Financial Expert

At the shareholders’ meeting held on April 15, 2026, shareholders elected a new board of directors. On that same date, the board appointed Mrs. Marie Agathe Lemoine Porte and Mr. Carlos Molina to serve on our audit committee. Both members are independent under the Exchange Act and NYSE listing standards. The board also appointed Mr. Rodrigo Hinzpeter as a non-voting observer to the audit committee. We do not have an audit committee financial expert serving on our audit committee, as such term is defined under Item 407 of Regulation S-K. We do not have an audit committee financial expert because we are not required to appoint one under Chilean law.

ITEM 16B: Code of Ethics

We have adopted a Code of Business Conduct that applies to all of our executive officers and employees. Our Code of Business Conduct is available on our website at www.ccu.cl or www.ccuinvestor.com. This Code was updated in January 2026 and no waivers, either explicit or implicit, of provisions of the code of ethics have been granted to the chief executive officer, chief financial officer, or any other officer or employee. The information on our website is not incorporated by reference into this document.

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

The CCU Business Conduct Committee (Comité de Conducta en los Negocios or the "CCN"), is composed of the Corporate Human Resources Officer (who serves as chair), the Chief Executive Officer, the General Controller, the CFO and the General Counsel, and is responsible for keeping this Code up to date. It is also responsible for ensuring compliance with the Code, answering any queries that may be submitted to it in accordance with the Code, particularly those related to compliance with the law and regulations in force, and for receiving, hearing and analyzing any complaints received. It may also recommend or impose the application of the appropriate measures.

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

ITEM 16C: Principal Accountant Fees and Services

The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada, during the fiscal years ended December 31, 2023, 2024 and 2025:

	2023	2024	2025
		(millions of CLP)
Audit Fees	1,078	1,116	1,260
Audit-Related Fees	—	—	—
Tax Fees	—	15	23
All Other Fees	5	10	15
Total Fees	1,083	1,141	1,298

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

Under the Chilean Corporations Act an open stock corporation must have at least one independent director (out of a minimum of seven directors) when its market capitalization reaches or exceeds UF 1.5 million (as of March 31, 2026 approximately CLP 59,763 million) and at least 12.5% of its outstanding shares with voting rights are in the possession of shareholders that individually control or possess less than 10% of such shares. In addition, the Chilean Corporations Act and General Rule No. 533 of the CMF effective on November 11, 2026, enumerate a number of relationships that preclude independence. Chilean law also establishes a number of principles of general applicability designed to avoid conflicts of interests and to establish standards for related party transactions. Specifically, directors elected by a group or class of shareholders have the same duties to the company and to the other shareholders as the rest of the directors, and all transactions with the company in which a director has an interest must be in the interest of and for the benefit of the company, relative in price, terms and conditions to those prevailing in the market at the time of its approval and comply with the requirements and procedures set forth in Chapter XVI of the Chilean Corporations Act. See ITEM 7: Major Shareholders and Related Party Transactions. Additionally, pursuant to the Chilean Corporations Act, as amended by Law No. 21,314 published on April 13, 2021, the powers and duties of the directors’ committee currently include to propose to the board of directors a general policy for managing conflicts of interest. (See ITEM 6: Directors, Senior Management and Employees – C. Board Practices – Directors’ Committee).

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

Following the election of the new board of directors at the shareholders´ meeting held on April 15, 2026, the board of directors, in the meeting held on the same date, appointed directors Mrs. Marie Agathe Lemoine Porte and Mr. Carlos Molina to our audit committee, both meeting the independence criteria under the Exchange Act and under the NYSE Rules, and resolved that director Mr. Rodrigo Hinzpeter shall participate in the audit committee’s meetings as observer.

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

Chilean law does not require that such corporate governance guidelines be adopted. Director responsibilities and access to management and independent advisors are directly provided for by applicable law. Director compensation is determined by the annual meeting of shareholders pursuant to applicable law. As a foreign private issuer, we may follow Chilean practices and are not required to adopt corporate governance guidelines. Pursuant to CMF rules the company is only required to disclose whether or not it has adopted corporate governance guidelines regarding, among others, the matters referred to above, and pursuant to CMF´s General Rule No. 461 of 2021, we have satisfied this requirement in our Chilean annual report corresponding to fiscal year ended December 31, 2025.

Nonetheless, Law No. 21,314 published on April 13, 2021, which amended the Chilean Corporations Act, provides that the board of directors of the parent company of a company that is subject to CMF supervision shall establish and communicate a general policy relating to the election of directors in those subsidiaries; such policy will contain, at a minimum the information required by means of a general regulation to be issued by the CMF. On March 11, 2025, the CMF issued General Rule No. 533, which (i) sets forth requirements and conditions that must be satisfied for directors to be deemed independent pursuant to Chilean law, effective as of November 11, 2026 and, therefore, applicable for the elections of boards of directors taking place on or after such date; and (ii) regulates director election policies for subsidiaries supervised by the CMF to be issued by parent companies no later than December 11, 2025. Our parent company, Inversiones y Rentas S.A., adopted this policy on December 2, 2025, effective December 11, 2025. The policy is available on our website at www.ccuinvestor.com under the Governance section, Governance Guidelines subsection.

Law No. 21,757, effective January 1, 2026, sets suggested progressive limits on single-gender representation on boards of publicly traded and special corporations: 80% maximum (2026-2028), 70% (2029-2031), and 60% (from 2032 onwards). Companies not meeting these percentages must publicly disclose the reasons for non-compliance beginning in 2031 and every four years thereafter, the CMF will evaluate compliance across the universe of applicable companies, and if certain conditions are not met, the recommended percentages could become mandatory.

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

A     Risk management and strategy

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

To face and mitigate the above, CCU developed and substantially completed its 2023-2025 Cybersecurity Master Plan, which focused on the following objectives: (i) generating cybersecurity literacy, awareness and governance; (ii) managing risks and preparing the organization for cyber-attack crises to ensure operation continuity; (iii) incorporating a cybersecurity model in operational technology (OT); (iv) implementing similar cybersecurity capabilities across the countries where we operate; (v) defining and incorporating a cloud cybersecurity model; (vi) defining and implementing a secure and agile “in-house” software development model (DEVSECOPS); (vii) incorporating a data privacy model; and (viii) incorporating an identity and access management model (IAM). Building on these achievements, the Company continues to strengthen its cybersecurity posture and is developing its next-phase cybersecurity strategy to address evolving threats, including those arising from the increased use of artificial intelligence by threat actors.

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

B     Cybersecurity Governance

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

During 2025, the Company continued to prioritize the resilience of its digital infrastructure by further strengthening security protocols across both Information Technology (IT) and Operational Technology (OT) environments. These ongoing investments include the implementation of enhanced monitoring systems, stricter access controls, and specialized defenses designed to mitigate risks in industrial control systems. By aligning its IT and OT security strategies, the Company aims to ensure the continuity of its operations and the integrity of its production processes against evolving cyber threats.

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

Dated: April 29, 2026

CCU - Management’s Report on Internal Controls over Financial Reporting

Our management, including our Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal controls over financial reporting and has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025, based on the criteria established in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on such criteria, our management has concluded that, as of December 31, 2025, our internal control over financial reporting is effective.

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

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada, an independent registered public accounting firm, as stated in their report which appears herein.

There were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

By: /s/__________________

Patricio Jottar

Chief Executive Officer

/s/_______________

Felipe Dubernet

Chief Financial Officer

Dated: April 29, 2026

Distribution:

Investor Relation Manager

PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada

Legal Affairs Manager

COMPAÑÍA CERVECERÍAS UNIDAS S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

(Figures expressed in thousands of Chilean pesos)

As of December 31, 2025 and 2024 and for the three years ended

December 31, 2025

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Compañía Cervecerías Unidas S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Compañía Cervecerías Unidas S.A. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Intangible Assets with Indefinite Useful Life (Trademarks) and Goodwill Impairment Assessment

As described in Notes 2.15, 2.16, 17 and 18 to the consolidated financial statements, the Company’s consolidated intangible assets with indefinite useful life (trademarks) and goodwill balances, as of December 31, 2025, were ThCh$ 177,268,516 and ThCh$ 148,550,618, respectively. Management conducts an impairment test annually or more frequently if events or changes in circumstances indicate potential impairment. An impairment loss is recognized for the amount by which the carrying amount of the cash generating unit exceeds its recoverable amount. The recoverable amount of the cash generating unit is the higher of value in use and fair value less costs to sell. The value in use is determined by management using a discounted cash flow model. Management’s cash flow projections included significant judgments and assumptions relating to perpetual growth rates and discount rates.

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

April 29, 2026

Santiago, Chile

We have served as the Company’s auditor since at least 1992, which is when the Company became subject to SEC reporting requirements. We have not been able to determine the specific year we began serving as auditor of the Company.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statements of Financial Position (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

ASSETS	Notes	As of December 31, 2025	As of December 31, 2024
		ThCh$	ThCh$
Current assets
Cash and cash equivalents	8	519,175,929	707,122,815
Others financial assets	7	9,927,288	11,899,281
Others non-financial assets	9	33,297,469	31,143,442
Trade and other current receivables	10	473,691,412	506,711,173
Accounts receivable from related parties	11	16,123,780	15,501,990
Inventories	12	424,300,960	459,384,555
Biological assets	13	16,709,078	16,883,106
Current tax assets	25	17,703,246	19,668,196
Total current assets other than non-current assets of disposal groups classified as held for sale		1,510,929,162	1,768,314,558
Non-current assets of disposal groups classified as held for sale	14	167,851	2,952,282
Total Non-current assets of disposal groups classified as held for sale		167,851	2,952,282
Total current assets		1,511,097,013	1,771,266,840

Non-current assets
Others financial assets	7	26,067,779	30,060,601
Others non-financial assets	9	8,386,715	13,674,236
Trade and other non-current receivables	10	4,954,334	5,966,414
Accounts receivable from related parties	11	1,134,264	844,344
Investments accounted for using equity method	16	143,456,687	139,746,921
Intangible assets other than goodwill	17	236,870,759	244,632,721
Goodwill	18	148,550,618	161,583,233
Property, plant and equipment (net)	19	1,460,212,852	1,522,708,449
Investment property	20	11,105,298	12,666,980
Right of use assets	22	47,784,003	45,017,172
Deferred tax assets	25	45,766,647	41,549,079
Total non-current assets		2,134,289,956	2,218,450,150
Total Assets		3,645,386,969	3,989,716,990

F-5
The accompanying notes 1 to 36 are an integral part of these Consolidated Financial Statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statements of Financial Position (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

LIABILITIES AND EQUITY	Notes	As of December 31, 2025	As of December 31, 2024
LIABILITIES		ThCh$	ThCh$
Current liabilities
Others financial liabilities	21	188,834,466	156,202,002
Current lease liabilities	22	9,689,870	9,451,551
Trade and other current payables	23	460,627,211	514,887,185
Accounts payable to related parties	11	24,463,561	36,417,518
Other current provisions	24	3,173,553	2,461,549
Current tax liabilities	25	18,885,299	41,110,171
Provisions for employee benefits	26	48,478,757	48,467,947
Others non-financial liabilities	27	41,497,682	51,008,288
Total current liabilities		795,650,399	860,006,211
Non-current liabilities
Others financial liabilities	21	1,040,783,534	1,234,231,722
Non-current lease liabilities	22	42,232,779	39,782,317
Trade and other non-current payables	23	-	45,275
Accounts payable to related parties	11	2,034,279	-
Other non-current provisions	24	1,879,272	2,791,080
Deferred taxes liabilities	25	88,965,851	127,956,679
Provisions for employee benefits	26	53,439,952	48,032,415
Others non-current non-financial liabilities	27	3,940,400	4,355,981
Total non-current liabilities		1,233,276,067	1,457,195,469
Total Liabilities		2,028,926,466	2,317,201,680

EQUITY
Equity attributable to equity holders of the parent	28
Paid-in capital		562,693,346	562,693,346
Other reserves		(112,902,374)	(3,288,422)
Retained earnings		1,022,138,574	965,778,261
Total equity attributable to equity holders of the parent		1,471,929,546	1,525,183,185
Non-controlling interests	29	144,530,957	147,332,125
Total Shareholders' Equity		1,616,460,503	1,672,515,310
Total Liabilities and Shareholders' Equity		3,645,386,969	3,989,716,990

F-6
The accompanying notes 1 to 36 are an integral part of these Consolidated Financial Statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statements of Income (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENTS OF INCOME

CONSOLIDATED STATEMENT OF INCOME	Notes	For the years ended December 31,
		2025	2024	2023
		ThCh$	ThCh$	ThCh$
Net sales	6	2,909,625,448	2,904,566,454	2,565,556,067
Cost of sales	30	(1,618,034,227)	(1,590,957,777)	(1,378,611,966)
Gross margin		1,291,591,221	1,313,608,677	1,186,944,101
Others income by function	31	11,829,734	40,211,510	4,419,789
Distribution costs	30	(547,393,154)	(536,420,140)	(470,120,810)
Administrative expenses	30	(205,911,739)	(214,915,089)	(197,256,571)
Others expenses by function	30	(329,266,797)	(339,783,068)	(270,703,334)
Other gains (losses)	32	(27,672,922)	(94,937)	(13,316,208)
Income from operational activities		193,176,343	262,606,953	239,966,967
Finance income	33	27,522,243	38,102,053	39,402,492
Finance costs	33	(79,947,714)	(97,165,278)	(77,023,048)
Share of net income (loss) of joint ventures and associates accounted for using the equity method	16	(14,352,591)	(9,494,703)	(19,217,758)
Gains (losses) on exchange differences	33	1,473,550	(17,797,269)	(65,944,570)
Result as per adjustment units	33	(17,631,014)	(10,722,033)	(14,025,895)
Income before taxes		110,240,817	165,529,723	103,158,188
Income tax (expense) benefit	25	27,051,867	11,015,074	15,267,255
Net income of year		137,292,684	176,544,797	118,425,443

Net income attributable to:
Equity holders of the parent		117,152,207	160,944,138	105,652,728
Non-controlling interests	29	20,140,477	15,600,659	12,772,715
Net income of year		137,292,684	176,544,797	118,425,443
Basic earnings per share (Chilean pesos) from:
Continuing operations		317.05	435.57	285.93
Diluted earnings per share (Chilean pesos) from:
Continuing operations		317.05	435.57	285.93

F-7
The accompanying notes 1 to 36 are an integral part of these Consolidated Financial Statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statements of Comprehensive Income (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	Notes	For the years ended December 31,
		2025	2024	2023
		ThCh$	ThCh$	ThCh$
Net income of year		137,292,684	176,544,797	118,425,443
Other comprehensive income
Components of other comprehensive income (loss) that will not be reclassified to income for the year, before taxes
Gains (losses) from defined benefit plans	28	(1,616,424)	(1,581,040)	1,454,372
Other comprehensive income (loss) that will not be reclassified to income for the year, before taxes		(1,616,424)	(1,581,040)	1,454,372
Components of other comprehensive income (loss) that will be reclassified to income for the year, before taxes
Gains (losses) on exchange differences on translation	28	(50,740,113)	214,519,767	(120,293,386)
Gains (losses) on cash flow hedges	28	306,105	4,746,744	(4,379,170)
Other comprehensive income (loss) that will be reclassified to income for the year, before taxes		(50,434,008)	219,266,511	(124,672,556)
Others comprehensive income (loss), before tax		(52,050,432)	217,685,471	(123,218,184)
Income taxes related to components of other comprehensive income (loss) that will not be reclassified to income for the year
Income tax relating to defined benefit plans	28	430,721	377,337	(360,233)
Income taxes related to components of other comprehensive income (loss) that will not be reclassified to income for the year		430,721	377,337	(360,233)
Income taxes related to components of other comprehensive income (loss) that will be reclassified to income for the year
Income tax relating to cash flow hedges	28	(82,648)	(1,281,621)	1,182,375
Income taxes related to components of other comprehensive income (loss) that will be reclassified to income for the year		(82,648)	(1,281,621)	1,182,375
Total other comprehensive income (loss)		(51,702,359)	216,781,187	(122,396,042)
Comprehensive income		85,590,325	393,325,984	(3,970,599)
Comprehensive income attributable to:
Equity holders of the parent		69,753,323	371,908,216	(14,520,253)
Non-controlling interests		15,837,002	21,417,768	10,549,654
Total Comprehensive income (expense)		85,590,325	393,325,984	(3,970,599)

F-8
The accompanying notes 1 to 36 are an integral part of these Consolidated Financial Statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statements of Changes in Equity (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

STATEMENT OF CHANGES IN EQUITY	Paid-in capital	Other reserves				Total other reservations	Retained earnings	Equity attributable to equity holders of the parent	Non-controlling interests	Total Shareholders' Equity
	Common Stock	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Other reserves
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balanced as of January 1, 2023	562,693,346	(40,039,090)	(4,180,961)	(10,351,094)	(36,141,326)	(90,712,471)	843,045,191	1,315,026,066	120,942,987	1,435,969,053
Changes
Final dividends (1)	-	-	-	-	-	-	(3)	(3)	-	(3)
Interim dividends (2)	-	-	-	-	-	-	(31,961,655)	(31,961,655)	-	(31,961,655)
Interim dividends according to policy (3)	-	-	-	-	-	-	(20,864,709)	(20,864,709)	-	(20,864,709)
Others increase (decrease) in Equity (4)	-	-	-	-	-	-	-	-	(14,037,509)	(14,037,509)
Effects business combination (5)	-	-	-	-	-	-	-	-	1,090,587	1,090,587
Total comprehensive income (loss) (6)	-	(118,056,295)	(3,150,407)	1,033,532	189	(120,172,981)	105,652,728	(14,520,253)	10,549,654	(3,970,599)
Other increases (decreases) for other changes (7)	-	-	-	-	(28,406,226)	(28,406,226)	-	(28,406,226)	-	(28,406,226)
Increase (decrease) through changes in ownership interests in subsidiaries (8)	-	-	-	-	(908,438)	(908,438)	-	(908,438)	(2,296,620)	(3,205,058)
Increase (decrease) for other contribitions from owners (9)	-	-	-	-	-	-	-	-	2,768,700	2,768,700
Total changes in equity	-	(118,056,295)	(3,150,407)	1,033,532	(29,314,475)	(149,487,645)	52,826,361	(96,661,284)	(1,925,188)	(98,586,472)
AS OF DECEMBER 31, 2023	562,693,346	(158,095,385)	(7,331,368)	(9,317,562)	(65,455,801)	(240,200,116)	895,871,552	1,218,364,782	119,017,799	1,337,382,581
Balanced as of January 1, 2024	562,693,346	(158,095,385)	(7,331,368)	(9,317,562)	(65,455,801)	(240,200,116)	895,871,552	1,218,364,782	119,017,799	1,337,382,581
Changes
Final dividends (1)	-	-	-	-	-	-	(10,565,360)	(10,565,360)	-	(10,565,360)
Interim dividends (2)	-	-	-	-	-	-	(43,416,587)	(43,416,587)	-	(43,416,587)
Interim dividends according to policy (3)	-	-	-	-	-	-	(37,055,482)	(37,055,482)	-	(37,055,482)
Others increase (decrease) in Equity (4)	-	-	-	-	-	-	-	-	(14,775,755)	(14,775,755)
Effects business combination (5)	-	-	-	-	-	-	-	-	20,756,762	20,756,762
Total comprehensive income (loss) (6)	-	208,678,212	3,399,936	(1,112,502)	(1,568)	210,964,078	160,944,138	371,908,216	21,417,768	393,325,984
Other increases (decreases) for other changes (7)	-	-	-	-	28,554,665	28,554,665	-	28,554,665	(128,043)	28,426,622
Increase (decrease) through changes in ownership interests in subsidiaries (8)	-	-	-	-	(2,607,049)	(2,607,049)	-	(2,607,049)	(1,702,590)	(4,309,639)
Increase (decrease) for other contribitions from owners (9)	-	-	-	-	-	-	-	-	2,746,184	2,746,184
Total changes in equity	-	208,678,212	3,399,936	(1,112,502)	25,946,048	236,911,694	69,906,709	306,818,403	28,314,326	335,132,729
AS OF DECEMBER 31, 2024	562,693,346	50,582,827	(3,931,432)	(10,430,064)	(39,509,753)	(3,288,422)	965,778,261	1,525,183,185	147,332,125	1,672,515,310
Balanced as of January 1, 2025	562,693,346	50,582,827	(3,931,432)	(10,430,064)	(39,509,753)	(3,288,422)	965,778,261	1,525,183,185	147,332,125	1,672,515,310
Increase (decrease) due to changes in accounting policies (10)	-	(61,607,045)	-	-	-	(61,607,045)	(2,215,787)	(63,822,832)	(3,792,625)	(67,615,457)
Initial balance restated	562,693,346	(11,024,218)	(3,931,432)	(10,430,064)	(39,509,753)	(64,895,467)	963,562,474	1,461,360,353	143,539,500	1,604,899,853
Changes
Final dividends (1)	-	-	-	-	-	-	(3)	(3)	-	(3)
Interim dividends (2)	-	-	-	-	-	-	(31,038,241)	(31,038,241)	-	(31,038,241)
Interim dividends according to policy (3)	-	-	-	-	-	-	(27,537,863)	(27,537,863)	-	(27,537,863)
Others increase (decrease) in Equity (4)	-	-	-	-	-	-	-	-	(13,499,960)	(13,499,960)
Total comprehensive income (loss) (6)	-	(46,505,693)	256,410	(1,149,573)	(28)	(47,398,884)	117,152,207	69,753,323	15,837,002	85,590,325
Other increases (decreases) for other changes (7)	-	-	-	-	(608,626)	(608,626)	-	(608,626)	(1,064,067)	(1,672,693)
Increase (decrease) through changes in ownership interests in subsidiaries (8)	-	-	-	-	603	603	-	603	(511,653)	(511,050)
Increase (decrease) for other contribitions from owners (9)	-	-	-	-	-	-	-	-	230,135	230,135
Total changes in equity	-	(46,505,693)	256,410	(1,149,573)	(608,051)	(48,006,907)	58,576,100	10,569,193	991,457	11,560,650
AS OF DECEMBER 31, 2025	562,693,346	(57,529,911)	(3,675,022)	(11,579,637)	(40,117,804)	(112,902,374)	1,022,138,574	1,471,929,546	144,530,957	1,616,460,503

(1)	Corresponds to the difference between the final dividend and CCU’s policy of distributing a minimum dividend of at least 50% of net income (Note 28 - Common Shareholders’ Equity).
(2)	Corresponds to Interim dividends that were paid on November 29, 2023, November 28, 2024 and November 21, 2025, as agreed at the Ordinary Board of Directors' Meeting.
(3)	Corresponds to the difference between CCU’s policy to distribute a minimum dividend of at least 50% of the net income (Note 28 - Common Shareholders’ Equity) and the interim dividends paid as of December 31.
(4)	Mainly related to dividends of Non-controlling interest.
(5)	See Note 1 - General information, letter C) number (12) for 2023 and numbers (3) and (8) for 2024.
(6)	See Note 28 - Common Shareholders’ Equity.
(7)	See Note 1 - General information, letter C), number (3) for 2023 mainly, Note 1 - General Information, letter C), number (3), Note 11 - Accounts and transactions with related parties, numbers (4) and (5) for 2024 and Note 1 - General Information, letter C), numbers (6) and (14) for 2025.
(8)	See Note 1 - General information, letter C), number (3) for 2023, and numbers (6) and (9) for 2024 and numbers (6) and (14) for 2025.
(9)	See Note 1 - General information, letter C), number (2).
(10)	See Note 2 - Summary of material accounting policies, number (2.1) Basis of preparation.

F-9
The accompanying notes 1 to 36 are an integral part of these Consolidated Financial Statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Consolidated Statements of Cash Flows (Figures expressed in thousands of Chilean pesos)

CONSOLIDATED STATEMENTS OF CASH FLOWS

CONSOLIDATED STATEMENT OF CASH FLOW	Notes	For the years ended as of December 31,
		2025	2024	2023
		ThCh$	ThCh$	ThCh$
Cash flows from operating activities
Classes of cash receipts from operating activities:
Proceeds from goods sold and services rendered		3,808,416,362	3,873,291,218	3,372,111,480
Collections from royalties, fees and commissions		216,358	157,872	246,154
Others proceeds from operating activities		55,409,302	57,653,381	37,693,163
Classes of cash payments from operating activities:
Payments of operating activities		(2,635,066,842)	(2,693,336,010)	(2,292,700,327)
Payments relating royaties, fees and commissions		(40,318,473)	(23,310,131)	(19,843,319)
Payments of salaries		(420,467,573)	(422,143,875)	(347,134,212)
Others payments for operating activities		(432,874,468)	(454,451,355)	(424,963,285)
Cash flow from operations		335,314,666	337,861,100	325,409,654
Dividends received		910,245	942,895	1,231,164
Interest paid		(54,985,787)	(68,811,141)	(70,452,675)
Interest received		27,542,354	38,007,760	38,534,725
Income tax paid		(57,562,564)	(14,703,915)	(8,959,871)
Other cash movements	32	(12,168,390)	(5,779,972)	8,334,410
Net cash inflows from operating activities		239,050,524	287,516,727	294,097,407

Cash flows from investing activities
Cash flows used to obtain control of subsidiaries or others businesses	8	-	(551,585)	(2,000,000)
Loan to related entities		-	-	(1,173,884)
Repayment of loan by related entities		966,365	572,254	1,245,265
Others payments to acquire interests in joint ventures	8	(10,975,902)	(10,658,097)	(7,086,899)
Proceeds from sales of property, plan and equipment		2,935,366	52,429,361	1,231,541
Purchase of property, plant and equipment		(142,378,558)	(152,916,896)	(124,400,618)
Purchases of intangibles assets		(14,522,823)	(7,169,288)	(5,047,222)
Other cash movements		(324,907)	-	-
Net cash (outflow) from investing activities		(164,300,459)	(118,294,251)	(137,231,817)

Cash flows from financing activities
Collections from changes in ownership interests in subsidiaries that do not result in loss of control	8	-	17,112,779	-
Payments from changes in ownership interests in subsidiaries that do not result in loss of control	8	-	(32,260,503)	(3,205,058)
Proceeds from long-term loans and bonds		-	-	8,219,455
Proceeds from short-term loans and bonds		206,962,105	52,903,303	68,928,016
Total proceeds from loans and bonds		206,962,105	52,903,303	77,147,471
Loan from related entities		2,049,656	-	-
Loan and bonds payments		(328,742,122)	(74,305,996)	(159,420,525)
Proceeds from issuing shares		230,135	2,746,184	2,768,700
Payments of lease liabilities		(12,394,330)	(16,274,873)	(10,704,270)
Dividends paid		(78,322,009)	(81,797,392)	(65,583,416)
Other cash movements (1)		3,637,150	6,840,724	40,960,923
Net cash (outflow) from financing activities		(206,579,415)	(125,035,774)	(118,036,175)

Net (decrease) increase in cash and cash equivalents		(131,829,350)	44,186,702	38,829,415
Effects of exchange rate changes on cash and cash equivalents		(56,117,536)	44,782,097	(17,757,074)
Increase (decrease) in cash and cash equivalents		(187,946,886)	88,968,799	21,072,341

Cash and cash equivalents at beginning of the year		707,122,815	618,154,016	597,081,675
Cash and cash equivalents at end of the year	8	519,175,929	707,122,815	618,154,016

(1)	Within Other cash movements, 2023 mainly includes the effect of settlement of hedging instruments associated with bonds payable to the public.

F-10
The accompanying notes 1 to 36 are an integral part of these Consolidated Financial Statements.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

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

As of December 31, 2025, the Company had a total 9,455 employees detailed as follows:

	Number of employes
	Parent company	Consolidated
Senior Executives	9	14
Managers and Deputy Managers	95	555
Others workers	340	8,886
Total	444	9,455

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

The figures of the Consolidated Statement of Financial Position and respective explanatory notes are presented compared with balances as of December 31, 2024 and the Consolidated Statement of Changes in Shareholders' Equity, Consolidated Statement of Income by Function, Consolidated Statement of Comprehensive Income, Consolidated Statement of Cash Flows and respective explanatory notes are presented compared with balances as of December 31, 2024 and 2023.

These Consolidated Financial Statements are presented in thousands of Chilean pesos (ThCh$) and have been prepared from the accounting records of Compañía Cervecerías Unidas S.A. and its subsidiaries. All amounts have been rounded to thousand Chilean pesos, except when otherwise indicated.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

The Company’s functional currency and presentation currency is the Chilean peso. Certain subsidiaries have a functional currency other than Chilean pesos. Certain subsidiaries in Chile use the US Dollar as their functional currency. Subsidiaries in the United States, Argentina, Uruguay, Paraguay, Bolivia, United Kingdom and China use the US Dollar, Argentine peso, Uruguayan Peso, Paraguayan guaraní, Bolivian, Sterling Pound and Yuan, respectively as their functional currency.

The functional currency of joint venture in Colombia and of associates in Argentine and Perú, is the Colombian peso, Argentine peso and the Peruvian Sol, respectively. However for consolidated purposes, they presents its consolidated financial statements in Chilean pesos.

Subsidiaries whose functional currencies are not the Chilean peso and are not a currency from a country which economy has been classified as hyperinflationary, have converted their financial statement from their functional currency to the Group’s presentation currency, which is the Chilean peso. The following exchange rates have been used: for the Consolidated Statement of Financial Position and the Consolidated Statement of Changes in Equity, net at the year-end exchange rate, and for the Consolidated Statements of Income, Consolidated Statements of Comprehensive Income and the Consolidated Statement of Cash Flows at the transaction date exchange rate or at the average monthly exchange rate, as appropriate. For consolidation purposes, the assets and liabilities of subsidiaries whose functional currency is different from the Chilean peso, are translated into Chilean pesos using the exchange rates prevailing at the closing date of the Consolidated Financial Statements while the Gains (losses) on exchange differences caused by the conversion of assets and liabilities are recorded in the Conversion Reserves account under Other equity reserves. Income, costs and expenses are translated at the average monthly exchange rate for the respective periods. (See Note 2 - Summary of material accounting policies, (2.4)).

B)	Brands and licensing

In Chile, its portfolio of brands in the beer category consists of its own CCU brands, international licensing brands, and distribution of Craft brands. CCU’s own brands correspond to national products produced, marketed, and distributed by Cervecera CCU Chile Ltda. which include the following brands among others; Cristal, Escudo, Royal Guard, Morenita, Dorada, Andes, Bavaria, and Stones. The international licensing brands are mostly produced while others are imported. All are marketed and distributed by Cervecera CCU including among others, Heineken, Sol and Coors brands. The Craft brands of beers (Austral, Polar Imperial, Patagonia, Kunstmann, Guayacán, D´olbek, Mahina and Volcanes del Sur) are created and mostly produced in their original breweries and in partnership with Cervecera CCU marketed and distributed by the Company.

In the Chile operating segment, in the non-alcoholic beverage’s category, CCU has the Bilz, Pap, Kem, Kem Xtreme, Nobis, Pop, Cachantun and Porvenir brands. In the HOD category, CCU has the Manantial brand. The Company, directly or through its subsidiaries, has licensing agreements with Pepsi, 7up, H2OH!, Gatorlit, Gatorade, Adrenaline Red, Lipton Ice Tea, Crush, Canada Dry Limón Soda, Canada Dry Ginger Ale, Canada Dry Agua Tónica, Nestlé Pura Vida, Watt’s, Watt´s Selección and Frugo. In Chile, CCU is the exclusive distributor of the Red Bull energy drink, Rockstar and Perrier water, and in the ready to drink categorie its the exclusive distributor in Chile of Nescafé and Starbucks. Through a joint venture it also has its own brands, Sprim and a license for the Vivo and Caricia brands.

Additionally, in the Chile operating segment, in the pisco and cocktails categories, through its subsidiary Compañía Pisquera de Chile S.A. (“CPCh”), CCU owns the Mistral, Tres Erres, Campanario, Horcón Quemado, Control Valle del Encanto, Espíritu de los Andes, La Serena, Mistral Ice, Iceberg, Tres Erres Ice, Sierra Morena Ice, Kantal RTD, Campanario Sour, Ruta Cocktail, Sabor Andino Sour and Horcón Quemado Sour, brands, together with the respective line extensions, as applicable. In the rum category, the Company owns the Sierra Morena (and their extensions) and Cabo Viejo brands. In the liquor category, the Company has the Kantal, Fehrenberg, Barsol and Puklaro brands and is the exclusive distributor in Chile of Pernod Ricard brands in the traditional channel and exclusive distributor in Chile of Fratelli Branca brands for all channels. Finally, in the sidra category, CPCh distributes the brand Sidra 1888. On January 2023, CPCh materialized the acquisition of D&D SpA., adding La Pizka to its portfolio of brands.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

In Argentina, CCU produces beer in its plants located in Salta, Santa Fe and Luján. Its main brands are Schneider, Imperial, Palermo, Santa Fé, Salta, Córdoba, Isenbeck, Norte and Iguana. At the same time, it is the holder of exclusive license for the production and marketing of Miller Genuine Draft, Heineken, Amstel, Sol, Warsteiner, Grolsch and Blue Moon. CCU also imports Kunstmann brand, and exports beer to different countries, mainly under the Schneider, Heineken and Imperial brands. Besides, participates in the cider business, marketing the leading market brands “Sidra Real”, “La Victoria” and “1888” in addition to the Pehuenia brand. Also participates in the spirits business, which are market under El Abuelo brand, in addition to importing pisco from Chile. Its wine portfolio include the sale and distribution of the Eugenio Bustos and La Celia brands and since June 2019 has incorporated to its wine portfolio Colón, Graffina and Santa Silvia brands belonging to Finca La Celia (subsidiary in Argentina of the Chilean subsidiary Viña San Pedro de Tarapacá S.A. (“VSPT”)). In 2025 added to its portfolio on the isotonic category the brand Full Sport.

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

In Uruguay, the Company participates in the mineral water business with the Nativa and Nix brands, soft drinks with the Nix brand and nectars with Watt's brand, in isotonic drinks with the FullSport brands. Addicionally it sells imported beer under the Heineken, Schneider, Imperial, Escudo Silver, Kuntsmann, Miller, and Amstel. In the wines and sidra category, it participates with the brands Misiones de Rengo, Eugenio Bustos and La Celia brand, Sidra Real and 1888, all of them imported.

In Paraguay, the Company participates in the non-alcoholic and alcoholic drinks business. Its portfolio of non-alcoholic brands consists of Pulp, Watt's, Puro Sol, La Fuente and the FullSport isotonic drinks. These brands include our own licensed and imported brands. The Company in the alcoholic drinks business is the owner of Sajonia beer brand and imports Heineken, Amstel, Paulaner, Sol, Blue Moon, Schin and Kunstmann brands. In the wine category, it distributes the Misiones de Rengo and La Celia brands and in the category of piscos, distributes the Mistral brand. Since October 2024, as a result of the partnership agreement with the Vierci Group, CCU has a license to market and distribute Pepsico beverages and snacks under the Pepsi, Mirinda, 7Up, Split, Gatorade, Aquafina, Rockstar, Paso de los Toros, Quaker, Lays, Cheetos, Doritos, Tostitos and Fandango brands, in addition to the distribution of Red Bull.

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

In Colombia, CCU participates in the beer business through its joint venture Central Cervecera de Colombia S.A.S. ("CCC"). CCC holds exclusive licensing agreements for the import, distribution and production of Heineken beer in Colombia since December 2014. In December 2015, the assets of the craft beer company "Artesanos de Cerverza" was acquired with its brand "Tres Cordilleras". From April 2016, the Tecate and Sol brands were incorporated, with a licensing agreement to brew and/or market these brands. In November 2019, the Miller Lite brand was incorporated. In February 2019, the local brand Andina was launched. Since 2019, local production of the Tecate brand and the launch of Natu Malta (non-alcoholic malt-based product) began. In October 2021, the local production of the Sol brand started. In July 2024, “Andina Refajo” (a ready to drink mix of beer and soft drink) was launched sided by the soft drink “Colombiana” (owned by Postobón). In June 2025, launched the locally produced brand “Central”.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

The described licenses are detailed as follows:

Main brands under license
Licenses	Validity Date (*)
Aberlour, Absolut, Ballantine's, Beefeater, Blender´s Pride, Borzoi, Chivas Regal, Cuvee MUMM, Dubonnet, Elyx, G.H. MUMM, Havana Club, Jameson, Kahlúa, Level, Long John, Longmorn, Malibu, Martell, Monkey 47, Mumm, Olmeca, Orloff, Passport, Pernod, Perrier-Jouёt, Ramazzotti, Ricard, Royale Salute, Sandeman, Scapa, Something Special, Strathisla, The Glenlivet, Wyborowa, 100 Pipers, in Chile (1)	June 2027
Amstel in Argentina (2)	Annual renewal for periods of 10 years
Amstel in Bolivia (2)	Annual renewal for periods of 10 years
Amstel in Uruguay (15)	In process
Amstel in Paraguay (1)	September 2027
Austral in Chile (4)	July 2026
Avena Quaker Extra Fino, Avena Tradicional Fortificada Ca-Fe-Zn, Barra Display Chispa Chocolate, Barra Display Frutilla, Barra Display Vainilla Toffe, Cheetos, Doritos Queso, Fandangos Presunto, Fandangos Queijo, Honey Graham, Honey Nut, Lays Clásicas, Harina de Avena Integral Py, Lays stax SCO, Lays stax Original, Tostitos, Stax Sal, Lay´s Ketchup, Stax Sco Casa, Lays Stax Cheddar, Lays Queso y Pimienta, Lays Ceb Car Lto, Cheetos Pali, Avena Quaker Fr, Granola Quaker Miel y Pasas, Granola Quaker Miel y Almendras, Avena Multisemilla II, Avena Multisemillas IV, Quaker Avena Instant, Avena Multisemillas I, Barra Display Manzana, Tostitos, Doritos DInamita FH and Lays TA FH in Paraguay (9)	October 2034
Blue Moon in Argentina (17)	December 2028
Blue Moon in Paraguay	April 2028
Coors in Chile (5)	December 2030
Crush y Canada Dry (Ginger Ale, Agua Tónica y Limón Soda) in Chile (6)	December 2028
Fernet Branca, Brancamenta, Punt E Mes, Borghetti, Carpano Rosso y Carpano Bianco in Chile	December 2029
Frugo in Chile	Indefinitely
Gatorade in Chile (7)	December 2043
Gatorlit in Chile (20)	June 2026
Gatorade in Paraguay (19)	March 2033
Grolsch in Argentina	April 2028
Heineken in Bolivia (8)	December 2029
Heineken in Chile (2)	Annual renewal for periods of 10 years
Heineken in Argentina (2)	Annual renewal for periods of 10 years
Heineken in Colombia (10)	February 2028
Heineken in Paraguay (1)	April 2026
Heineken in Uruguay (2)	Annual renewal for periods of 10 years
Mas in Uruguay (14)	November 2028
Miller in Argentina (22)	December 2026
Miller Lite and Miller Genuine Draft in Colombia (12)	December 2026
Miller in Uruguay (6)	July 2026
Nescafé and Starbucks (coffee drinks with milk and milk drinks with coffee) in Chile (8)	August 2035
Nestlé Pura Vida in Chile (6)	December 2027
Paulaner in Paraguay	April 2026
Patagonia in Chile	Indefinitely
Pepsi, Seven Up, Mirinda y H2OH! in Chile	December 2043
Pepsi, Pepsi Light, Pepsi Max, Pepsi Blue, Pepsi Black, 7up, 7up Free, Mirinda (Guaraná), Mirinda Free (Guaraná), Paso de los Toros, Paso de los Toros Free, Be Light and Aquafina in Paraguay (19)	March 2033
Polar Imperial in Chile	Indefinitely
Red Bull in Chile	Indefinitely
Red Bull in Paraguay	Indefinitely
Rockstar in Chile (16)	December 2043
Rockstar in Paraguay (19)	March 2033
Schin in Paraguay (15)	In process
Split in Paraguay (15)	In process
Sol in Argentina (2)	Annual renewal for periods of 10 years
Sol in Chile (2)	Annual renewal for periods of 10 years
Sol in Colombia (3)	February 2028
Sol in Paraguay (1)	December 2028
Té Lipton in Chile	December 2030
Tecate in Colombia (3)	February 2028

(*)	The expiration date is considered to be the last month of the contract term, whether it is the original term or the current renewal.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

Main brands under license (continuation)
Licenses	Validity Date (*)
Villavicencio, Villa del Sur, Levite, Brio, Ser, We, Mate Power, Evian and Ser (powdered drink mix)	Indefinitely
Warsteiner in Argentina (13)	April 2028
Watt's in Uruguay (21)	June 2115
Watt's (nectars, fruit-based drinks and other) rigid packaging, except carton in Chile	Indefinitely
Watt's (juice) rigid packaging, except carton in Chile (18)	December 2028
Watt´s in Paraguay (11)	June 2026

(*)	The expiration date is considered to be the last month of the contract term, whether it is the original term or the current renewal.

(1)	Automatically renewable for successive periods of 3 years, unless notice of non-renewal is given.
(2)	License for 10 years, automatically renewable under the same conditions (Rolling Contract), each year for a period of 10 years, unless notice of non-renewal is given.
(3)	After the initial expiration date, the license is automatically renewed each year for a period of 5 years (Rolling Contract), unless notice of non-renewal is given. The contract will remain in effect as long as Heineken's license agreement for Colombia remains in effect.
(4)	Renewable for periods of 2 years, subject to compliance with the conditions set forth in the contract.
(5)	After the initial expiration date (December 31, 2025), the license is renewed for a period of 5 years, subject to compliance with the conditions set forth in the contract. Upon expiration of said renewal, the contract will be automatically renewed under identical conditions (Rolling Contract), each year for a period of 5 years, unless notice of non-renewal is given.
(6)	Renewable for periods of 5 years, subject to compliance with the conditions set forth in the contract.
(7)	Renewed for a period equal to the term of the Bebidas CCU-PepsiCo SpA. Shareholders' Agreement. On February 18, 2026, the Gatorlit brand is added to the license.
(8)	License for 10 years, automatically renewable for periods of 5 years, unless notice of non-renewal is given.
(9)	In force until October 13, 2034. However, in 2028, the licensor may terminate the contract in the event of non-compliance with certain conditions set forth therein.
(10)	After the initial expiration date (March 1, 2028), the license is automatically renewed each year for a period of 5 years (Rolling Contract), unless notice of non-renewal is given.
(11)	The sublicense is automatically renewed for 2 successive periods of 5 years each, subject to the terms and conditions set forth in the International Sublicense Agreement dated December 28, 2018, between Promarca Internacional Paraguay S.R.L. and Bebidas del Paraguay S.A.
(12)	Renewable for a period of 5 years, subject to compliance with the conditions set forth in the contract.
(13)	Prior to the expiration of the term, the parties shall negotiate its renewal for another 5 years.
(14)	Automatically renewable for successive periods of 10 years.
(15)	Distribution has begun, contract currently being negotiated.
(16)	As long as Bebidas CCU PepsiCo SpA. Shareholder’s Agreement remains in force.
(17)	Renewable for two additional periods of 5 years each, subject to compliance with the conditions set forth in the contract.
(18)	Automatically renewable for successive periods of 5 years each, unless notice of non-renewal is given.
(19)	After the initial expiration, the contract shall be renewed for a period of 4 years, unless notice of non-renewal is given.
(20)	In force until June 30, 2026.
(21)	After the initial term, the contract shall be automatically renewed for successive periods of 99 years.
(22)	After the initial expiration date (December 31, 2026), the license is renewed each year for periods of 10 years (Rolling Contract), subject to compliance with the conditions set forth in the contract.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

C)	Direct and indirect significant subsidiaries

The consolidated financial statements include the following direct and indirect subsidiaries where the percentage of participation represents the economic interest at a consolidated level:

Subsidiary	Tax ID	Country of origin	Functional currency	Share percentage direct and indirect
				As of December 31, 2025			As of December 31, 2024
				Direct %	Indirect %	Total %	Total %
Aguas CCU-Nestlé Chile S.A.	76,007,212-5	Chile	Chilean Pesos	-	50.0917	50.0917	50.0917
Cervecera Guayacán SpA. (**) (6)	76,035,409-0	Chile	Chilean Pesos	-	-	-	30.0005
CRECCU S.A. (13)	76,041,227-9	Chile	Chilean Pesos	99.9602	0.0398	100.0000	100.0000
Cervecería Belga de la Patagonia SpA. (**) (14)	76,077,848-6	Chile	Chilean Pesos	-	-	-	25.5034
Cerveza Dolbek SpA. (**) (14)	76,648,057-8	Chile	Chilean Pesos	-	35.0013	35.0013	-
Inversiones Invex CCU Dos Ltda.	76,126,311-0	Chile	US Dollar	99.8516	0.1484	100.0000	100.0000
Bebidas CCU-PepsiCo SpA. (**)	76,337,371-1	Chile	Chilean Pesos	-	49.9888	49.9888	49.9888
CCU Inversiones II SpA. (1)	76,349,531-0	Chile	US Dollar	99.9614	0.0386	100.0000	100.0000
Bebidas Carozzi CCU SpA. (**)	76,497,609-6	Chile	Chilean Pesos	-	49.9917	49.9917	49.9917
Bebidas Ecusa SpA.	76,517,798-7	Chile	Chilean Pesos	-	99.9835	99.9835	99.9835
Inversiones Invex CCU Ltda. (11)	76,572,360-4	Chile	US Dollar	71.6364	28.3573	99.9937	99.9925
Promarca Internacional SpA. (**)	76,574,762-7	Chile	US Dollar	-	49.9917	49.9917	49.9917
CCU Inversiones S.A. (9)	76,593,550-4	Chile	Chilean Pesos	99.0242	0.9534	99.9776	99.9776
Cerveza Guayacán SpA. (**) (6)	76,643,998-5	Chile	Chilean Pesos	-	40.0006	40.0006	-
Inversiones Internacionales SpA.	76,688,727-9	Chile	US Dollar	-	80.0000	80.0000	80.0000
Promarca S.A. (**)	76,736,010-K	Chile	Chilean Pesos	-	49.9917	49.9917	49.9917
D&D SpA. (**) (12)	76,920,876-3	Chile	Chilean Pesos	-	40.8106	40.8106	40.8106
La Barra S.A. (10)	77,148,606-1	Chile	Chilean Pesos	99.0000	1.0000	100.0000	100.0000
Mahina SpA. (**)	77,248,551-4	Chile	Chilean Pesos	-	25.0458	25.0458	25.0458
Volcanes del Sur S.A.	77,622,887-7	Chile	Chilean Pesos	-	74.9503	74.9503	74.9503
CirCCUlar SpA. (5)	77,847,898-3	Chile	Chilean Pesos	-	99.9773	99.9773	99.9773
Transportes CCU Ltda.	79,862,750-3	Chile	Chilean Pesos	98.0000	2.0000	100.0000	100.0000
Fábrica de Envases Plásticos S.A.	86,150,200-7	Chile	Chilean Pesos	95.8904	4.1087	99.9991	99.9991
Millahue S.A. (7)	91,022,000-4	Chile	Chilean Pesos	99.9773	-	99.9773	99.9773
Viña San Pedro Tarapacá S.A. (*) (9)	91,041,000-8	Chile	Chilean Pesos	-	85.1506	85.1506	85.1506
Manantial S.A.	96,711,590-8	Chile	Chilean Pesos	-	50.5520	50.5520	50.5520
Viña Altaïr SpA.	96,969,180-9	Chile	Chilean Pesos	-	85.1506	85.1506	85.1506
Cervecería Kunstmann S.A.	96,981,310-6	Chile	Chilean Pesos	50.0007	-	50.0007	50.0007
Cervecera CCU Chile Ltda.	96,989,120-4	Chile	Chilean Pesos	99.8064	0.1936	100.0000	100.0000
Embotelladoras Chilenas Unidas S.A.	99,501,760-1	Chile	Chilean Pesos	98.8000	1.1835	99.9835	99.9835
Comercial CCU S.A.	99,554,560-8	Chile	Chilean Pesos	50.0000	49.9888	99.9888	99.9888
Compañía Pisquera de Chile S.A.	99,586,280-8	Chile	Chilean Pesos	46.0000	34.0000	80.0000	80.0000
Aguas de Origen S.A. (8)	0-E	Argentina	Argentine Pesos	-	50.0974	50.0974	50.0970
Cía. Cervecerías Unidas Argentina S.A.	0-E	Argentina	Argentine Pesos	-	99.9949	99.9949	99.9940
Compañía Industrial Cervecera S.A. (4)	0-E	Argentina	Argentine Pesos	-	99.9960	99.9960	99.9953
Finca La Celia S.A.	0-E	Argentina	Argentine Pesos	-	85.1506	85.1506	85.1506
Los Huemules S.R.L.	0-E	Argentina	Argentine Pesos	-	74.9984	74.9984	74.9981
Bebidas Bolivianas BBO S.A. (2)	0-E	Bolivia	Bolivians	-	51.0000	51.0000	51.0000
VSPT Winegroup (Shanghai) Limited	0-E	China	Yuan	-	85.1506	85.1506	85.1506
International Spirits Investments USA LLC	0-E	United States	US Dollar	-	80.0000	80.0000	80.0000
VSPT US LLC	0-E	United States	US Dollar	-	85.1506	85.1506	85.1506
VSPT UK Ltd.	0-E	United Kingdom	Sterling Pound	-	85.1506	85.1506	85.1506
AV S.A. (3)	0-E	Paraguay	Paraguayan Guaranies	-	51.0166	51.0166	51.0166
Bebidas del Paraguay S.A. (3)	0-E	Paraguay	Paraguayan Guaranies	-	57.2157	57.2157	57.2157
Distribuidora del Paraguay S.A. (3)	0-E	Paraguay	Paraguayan Guaranies	-	51.0024	51.0024	51.0024
Promarca Internacional Paraguay S.R.L. (**)	0-E	Paraguay	Paraguayan Guaranies	-	49.9917	49.9917	49.9917
Sajonia Brewing Company S.R.L.	0-E	Paraguay	Paraguayan Guaranies	-	57.1536	57.1536	57.1536
Andrimar S.A.	0-E	Uruguay	Uruguayan Pesos	-	100.0000	100.0000	100.0000
Marzurel S.A.	0-E	Uruguay	Uruguayan Pesos	-	100.0000	100.0000	100.0000
Milotur S.A.	0-E	Uruguay	Uruguayan Pesos	-	100.0000	100.0000	100.0000

(*)	Listed company in Chile.
(**)	Subsidiaries in which we have an interest of more or equal than 50% through one or more subsidiaries of the Company.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

In addition to what is shown in the preceding table, the following are the percentages of participation with voting rights, in each of the subsidiaries. Each shareholder has one vote per share owned or represented. The percentage of participation with voting rights represents the sum of the direct participation and indirect participation through a subsidiary.

Subsidiary	Tax ID	Country of origin	Functional currency	Share percentage with voting rights
				As of December 31, 2025	As of December 31, 2024
				%	%
Aguas CCU-Nestlé Chile S.A.	76,007,212-5	Chile	Chilean Pesos	50.0917	50.0917
Cervecera Guayacán SpA. (**) (6)	76,035,409-0	Chile	Chilean Pesos	-	30.0005
CRECCU S.A. (13)	76,041,227-9	Chile	Chilean Pesos	100.0000	100.0000
Cervecería Belga de la Patagonia SpA. (**) (14)	76,077,848-6	Chile	Chilean Pesos	-	25.5034
Cerveza Dolbek SpA. (**) (14)	76,648,057-8	Chile	Chilean Pesos	35.0013	-
Inversiones Invex CCU Dos Ltda.	76,126,311-0	Chile	US Dollar	100.0000	100.0000
Bebidas CCU-PepsiCo SpA. (**)	76,337,371-1	Chile	Chilean Pesos	49.9888	49.9888
CCU Inversiones II SpA. (1)	76,349,531-0	Chile	US Dollar	100.0000	100.0000
Bebidas Carozzi CCU SpA. (**)	76,497,609-6	Chile	Chilean Pesos	49.9917	49.9917
Bebidas Ecusa SpA.	76,517,798-7	Chile	Chilean Pesos	99.9835	99.9835
Inversiones Invex CCU Ltda. (11)	76,572,360-4	Chile	US Dollar	99.9937	99.9925
Promarca Internacional SpA. (**)	76,574,762-7	Chile	US Dollar	49.9917	49.9917
CCU Inversiones S.A. (9)	76,593,550-4	Chile	Chilean Pesos	99.9776	99.9776
Cerveza Guayacán SpA. (**) (6)	76,643,998-5	Chile	Chilean Pesos	40.0006	-
Inversiones Internacionales SpA.	76,688,727-9	Chile	US Dollar	80.0000	80.0000
Promarca S.A. (**)	76,736,010-K	Chile	Chilean Pesos	49.9917	49.9917
D&D SpA. (**) (12)	76,920,876-3	Chile	Chilean Pesos	40.8106	40.8106
La Barra S.A. (10)	77,148,606-1	Chile	Chilean Pesos	100.0000	100.0000
Mahina SpA. (**)	77,248,551-4	Chile	Chilean Pesos	25.0458	25.0458
Volcanes del Sur S.A.	77,622,887-7	Chile	Chilean Pesos	74.9503	74.9503
CirCCUlar SpA. (5)	77,847,898-3	Chile	Chilean Pesos	99.9773	99.9773
Transportes CCU Ltda.	79,862,750-3	Chile	Chilean Pesos	100.0000	100.0000
Fábrica de Envases Plásticos S.A.	86,150,200-7	Chile	Chilean Pesos	99.9991	99.9991
Millahue S.A. (7)	91,022,000-4	Chile	Chilean Pesos	99.9773	99.9773
Viña San Pedro Tarapacá S.A. (*) (9)	91,041,000-8	Chile	Chilean Pesos	85.1506	85.1506
Manantial S.A.	96,711,590-8	Chile	Chilean Pesos	50.5520	50.5520
Viña Altaïr SpA.	96,969,180-9	Chile	Chilean Pesos	85.1506	85.1506
Cervecería Kunstmann S.A.	96,981,310-6	Chile	Chilean Pesos	50.0007	50.0007
Cervecera CCU Chile Ltda.	96,989,120-4	Chile	Chilean Pesos	100.0000	100.0000
Embotelladoras Chilenas Unidas S.A.	99,501,760-1	Chile	Chilean Pesos	99.9835	99.9835
Comercial CCU S.A.	99,554,560-8	Chile	Chilean Pesos	99.9888	99.9888
Compañía Pisquera de Chile S.A.	99,586,280-8	Chile	Chilean Pesos	80.0000	80.0000
Aguas de Origen S.A. (8)	0-E	Argentina	Argentine Pesos	50.0974	50.0970
Cía. Cervecerías Unidas Argentina S.A.	0-E	Argentina	Argentine Pesos	99.9949	99.9940
Compañía Industrial Cervecera S.A. (4)	0-E	Argentina	Argentine Pesos	99.9960	99.9953
Finca La Celia S.A.	0-E	Argentina	Argentine Pesos	85.1506	85.1506
Los Huemules S.R.L.	0-E	Argentina	Argentine Pesos	74.9984	74.9981
Bebidas Bolivianas BBO S.A. (2)	0-E	Bolivia	Bolivians	51.0000	51.0000
VSPT Winegroup (Shanghai) Limited	0-E	China	Yuan	85.1506	85.1506
International Spirits Investments USA LLC	0-E	United States	US Dollar	80.0000	80.0000
VSPT US LLC	0-E	United States	US Dollar	85.1506	85.1506
VSPT UK Ltd.	0-E	United Kingdom	Sterling Pound	85.1506	85.1506
AV S.A. (3)	0-E	Paraguay	Paraguayan Guaranies	51.0166	51.0166
Bebidas del Paraguay S.A. (3)	0-E	Paraguay	Paraguayan Guaranies	57.2157	57.2157
Distribuidora del Paraguay S.A. (3)	0-E	Paraguay	Paraguayan Guaranies	51.0024	51.0024
Promarca Internacional Paraguay S.R.L. (**)	0-E	Paraguay	Paraguayan Guaranies	49.9917	49.9917
Sajonia Brewing Company S.R.L.	0-E	Paraguay	Paraguayan Guaranies	57.1536	57.1536
Andrimar S.A.	0-E	Uruguay	Uruguayan Pesos	100.0000	100.0000
Marzurel S.A.	0-E	Uruguay	Uruguayan Pesos	100.0000	100.0000
Milotur S.A.	0-E	Uruguay	Uruguayan Pesos	100.0000	100.0000

(*)	Listed company in Chile.
(**)	Subsidiaries in which we have an interest of more or equal than 50% through one or more subsidiaries of the Company.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

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

On December 12, 2025, the Company made a capital contribution to the subsidiary CCU Inversiones II SpA. for an amount of USD 11,000,000 (equivalent to ThCh$ 10,085,900), in which the Company reached a 99.9614% interest and CCU Inversiones S.A. reached a 0.0386% interest. The latter did not generate effects at the CCU S.A. consolidated level.

(2) Bebidas Bolivianas BBO S.A.

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

On March 13, 2025 the subsidiary CCU Inversiones II SpA. made a capital contribution to Bebidas Bolivianas BBO S.A. for USD 255,029 (equivalent to ThCh$ 237,758). Since the partners participated in proportion to the current shareholding, the percentages of participation were maintained.

(3) Bebidas del Paraguay S.A., Distribuidora del Paraguay S.A. and AV S.A.

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

On February 20, 2024, pursuant to the provisions of the Put Option Agreement, CCU S.A., through its subsidiaries CCU Inversiones II SpA. and CCU Inversiones S.A., acquired all of the shares held by Sudameris Bank S.A.E.C.A. in Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A., for a value of USD 32,652,006 (equivalent to ThCh$ 31,549,348). Consequently, as from this date, the only shareholders of Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A. are CCU Inversiones II SpA. and CCU Inversiones S.A.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

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

At the closing date of these Financial Statements, not all the stipulations of the master agreement have yet been perfected; therefore, as of December 31, 2025, the Vierci Group's interest in Bebidas del Paraguay S.A. is 43% approximately.

The acquired business contributed revenues of ThCh$ 9,270,041 and net income of ThCh$ 108,368 for the period from October 14, to December 31, 2024.

See more information in Note 15 - Business combination, letter b).

For this business combination, the final fair values of the assets and liabilities for AV S.A. were determined as follows:

Assets and Liabilities	Fair Value
ThCh$
Trade and other current receivables	5,935,199
Inventories	5,053,629
Other current assets	819,009
Total current assets	11,807,837
Property, plant and equipment (net)	6,621,135
Intangible assets other than goodwill	12,264,118
Right of use assets	119,480
Total non-current assets	19,004,733
Total Assets	30,812,570
Current lease liabilities	59,618
Trade and other current payables	10,578,725
Other current liabilities	1,460,285
Total current liabilities	12,098,628
Non-current lease liabilities	59,862
Deferred tax liabilities	1,180,741
Total non-current liabilities	1,240,603
Total Liabilities	13,339,231
Net identifiable assets acquired	17,473,339
Non-controlling interests	(8,559,035)
Investment value	8,914,304
Consideration transferred	(18,860,580)
Cash flow obtained by business combination	17,112,779
Other reserves	(7,166,503)
-

As a result of the fair values indicated above, intangible assets have been generated, mainly Intangible and Property, plant and equipment, which are described in Note 17 - Intangible assets other than goodwill and Note 19 - Property, plant and equipment, respectively.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

(4) Compañía Industrial Cervecera S.A. and Sáenz Briones y Cía. S.A.I.C.

On April 3, 2023, the Board of Directors of Compañía Industrial Cervecera S.A. approved a corporate reorganization process between Compañía Industrial Cervecera S.A. and Sáenz Briones y Cía. S.A.I.C., defining an effective date for the merger of these companies as of May 1, 2023. This did not have a significant impact on the consolidated financial statements.

The merge was registered on the Inspection of legal entities of Salta province on September 25, 2024 and on the General Inspection of Justice of Buenos Aires on November 11, 2024.

(5) CirCCUlar SpA.

On February 1, 2024, the Company, through its subsidiary Millahue S.A., incorporated CirCCUlar SpA. in Chile, with a capital of ThCh$ 10,000,000, divided into 10,000,000 ordinary and nominative shares, which as of today is fully paid. The corporate purpose of CirCCUlar SpA. is the manufacture, recycling and commercialization of all types of plastic products and supplies.

(6) Cervecera Guayacán SpA. and Cerveza Guayacán SpA.

On April 26, 2024, the subsidiary Cervecería Kunstmann S.A. made a capital contribution to Cervecera Guayacán SpA. in the amount of ThCh$ 84,131, in which the subsidiary Cervecería Kunstmann S.A. reached a 60.0002% interest which generated a positive equity effect at the Company's level of ThCh$ 31,300.

On October 23, 2025, was approved the split of subsidiary Cervecera Guayacán SpA. in two companies, remaining Cervecera Guayacán SpA. as the legal successor, which will retain its corporate name and legal personality, giving rise to Cerveza Guayacán SpA., which was constituted with equity of ThCh$ 54,166 and paid-in capital of ThCh$ 203,005.

On December 5, 2025, Cervecería Kunstmann S.A. made a capital contribution of ThCh$ 54,500, which was materialized by capitalizing part of the accounts receivable for Cerveza Guayacán SpA. reaching an 80% interest. This generated a negative effect on equity of ThCh$ 118.

On the same date, Cervecería Kunstmann S.A. gives Cerveza Guayacán SpA. an account receivable against Cervecera Guayacán SpA. amounting ThCh$ 632,015. The remaining payment to Cervecería Kunstmann S.A. amounts ThCh$ 632,015 that will be paid in 48 monthly installments with an annual interest of 3.77%.

On December 9, 2025, a capital reduction was agreed of Cervecera Guayacán SpA. equivalent to 196,154 shares owned by Cervecería Kunstmann S.A. equivalent to UF 17,516.28 (ThCh$ 695,548). Subsequently, on the same date Cervecera Guayacán SpA. agrees to pay Cervecería Kunstmann S.A., for this sales of shares the total amount of UF 5,849.62 equivalent to ThCh$ 217,985, that will be paid in cash within 90 days from the date of the contract and the remaining UF 12,026.66 equivalent to ThCh$ 477,563 will be paid in 10 annual installments from the date of the contract. This generated a negative effect on the equity of ThCh$ 88,743 due to the society’s exit from the Group.

Finally, on the same date, Cerveza Guayacán SpA. acquire the brands “Guayacán” and “Guayacán la Cerveza del Valle del Elqui” amounting M$ 1,303, which is going to be paid within 90 days from the date of the contract amounting ThCh$ 670,985 in cash and through the compensation of the account given against Cervecera Guayacán SpA. previously described amounting ThCh$ 632,015.

(7) Millahue S.A.

At an Extraordinary Shareholder’s meeting held on August 29, 2024, it was approved to increase the capital stock of Millahue S.A. by ThCh$ 7,002,652 through the issuance of 17,142,310 nominative shares.

On September 4, 2024, the Company paid the capital contribution of ThCh$ 7,000,000, corresponding to its 99.9621% ownership in Millahue S.A.

As determined in the same Extraordinary Shareholder's meeting, the preferential subscription period expired 30 calendar days from the date of the deed, therefore, as of December 31, 2024, the Company holds a 99.9773% ownership stake.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

(8) Aguas de Origen S.A.

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

On July 1, 2024, CCU Argentina S.A. exercised the option for an amount of ThCh$ 47,217, reaching a participation of 50.1% of Aguas de Origen S.A.

The acquired business contributed revenues of ThCh$ 87,643,707 and net loss of ThCh$ 2,894,151 for the period from July 1, to December 31, 2024.

For this business combination by stages, the final fair values of assets and liabilities were determined, wich are the followings:

Assets and Liabilities	Fair Value
ThCh$
Trade and other current receivables	13,502,497
Inventories	11,903,064
Other current assets	2,293,374
Total current assets	27,698,935
Property, plant and equipment (net)	8,046,721
Intangible assets other than goodwill	25,481,126
Deferred tax assets	1,545,351
Total non-current assets	35,073,198
Total Assets	62,772,133
Others financial liabilities	8,351,355
Trade and other current payables	27,255,032
Other current liabilities	1,030,235
Total current liabilities	36,636,622
Other non- current provisions	1,691,168
Total non-current liabilities	1,691,168
Total Liabilities	38,327,790
Net identifiable assets acquired	24,444,343
Non-controlling interests	(12,197,727)
Investment value	12,246,616
Goodwill	5,557,026
Investment at fair value previously held	(15,128,327)
Gain for business combination by stages	(2,628,098)
Cash flow used to obtain control of subsidiary	(47,217)
-

As consequence of the fair values indicated above, mainly Intangible assets, Goodwill and Property, plant and equipment were generated, which are disclosed in Note 17 - Intangible assets other than goodwill, Note 18 - Goodwill and Note 19 - Property, plant and equipment, respectively.

(9) CCU Inversiones S.A. and Viña San Pedro Tarapacá S.A.

On November 21, 2024, the subsidiary CCU Inversiones S.A. acquired an additional 0.4682% of the subsidiary Viña San Pedro Tarapacá S.A. for ThCh$ 711,155, equivalent to 187,146,096 shares, reaching a direct participation of 85.1697% (indirect interest of 85.1506%), which generated a positive effect on the Company’s equity of ThCh$ 681,186.

(10) La Barra S.A.

On June, 2025, the Company and its subsidiary Cervecera CCU Chile Ltda. made a capital contribution of ThCh$ 3,762,000 reaching a direct participation of 99.0000% and ThCh$ 38,000, reaching a direct participation of 1.0000% to the subsidiary La Barra S.A., respectively. This did not have a significant impact on the consolidated financial statements of CCU.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

(11) Inversiones Invex CCU Ltda.

On October 8, 2025 the Company made a capital contribution to the subsidiary Inversiones Invex CCU Ltda. in the amount of USD 34,000,000 (equivalent to ThCh$ 32,694,740), in which the Company reached a 71.6364% interest and CCU Inversiones S.A. reached a 28.3636% interest. The latter did not generate effects at the CCU S.A. consolidated level.

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

Since the date of this acquisition and until December 31, 2023, D&D SpA. contributed a net income of ThCh$ 662,355.

For this business combination, the final fair values of assets and liabilities were determined as follows:

Assets and Liabilities	Fair Value
ThCh$
Trade and other current receivables	404,882
Inventories	300,055
Other current assets	287,574
Total current assets	992,511
Property, plant and equipment (net)	607,977
Intangible assets other than goodwill	1,962,891
Right of use assets	26,767
Total non-current assets	2,597,635
Total Assets	3,590,146
Current lease liabilities	26,767
Trade and other current payables	602,887
Other current liabilities	97,542
Total current liabilities	727,196
Non-current lease liabilities	100,755
Deferred tax liabilities	536,201
Total non-current liabilities	636,956
Total Liabilities	1,364,152
Net identifiable assets acquired	2,225,994
Non-controlling interests	(1,090,587)
Goodwill	2,100,677
Investment value	3,236,084

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

(14) Cervecería Belga de la Patagonia SpA. and Cerveza Dolbek SpA.

On December 11, 2025, an agreement of change the legal nature of the subsidiary, changing it to a join-stock company under the name of Cervecería Belga de la Patagonia SpA.

On the same date, was approved the split of the subsidiary Cervecería Belga de la Patagonia SpA. in two companies, remaining this subsidiary as the legal successor, which will retain its corporate name and legal personality, giving rise to the subsidiary Cerveza Dolbek SpA., which was constituted with equity of ThCh$ 7,600 and paid-in capital of ThCh$ 1,583.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

On December 26, 2025, Cervecería Kunstmann S.A. acquires 5,041 shares of Cerveza Dolbek SpA. equivalent to 19% of interest, for an amount of UF 11,062.9 equivalent to ThCh$ 439,294 will be paid in cash within 90 days from the date of the contract and an amount equivalent to ThCh$ 571,000 equivalent to 14% of dividens paid annualy for a period of 10 years, this generated an effect on equity of ThCh$ 721.

On December 30, 2025 a capital reduction was agreed of Cervecería Belga de la Patagonia SpA., whereby Cervecería Kunstmann S.A. withdrew from the company. This generated an account receivable to Cervecería Belga de la Patagonia SpA. amounting ThCh$ 599,828 and a negative effect on equity of ThCh$ 14,728.

Joint operations:

The joint arrangements that qualify as joint operations are as follows:

(a) Promarca S.A.

Promarca S.A. is a closed stock company whose main activity is the acquisition, development and administration of trademarks and their corresponding licensing to their operators.

On December 31, 2025, Promarca S.A. recorded a net income of ThCh$ 7,150,007 (ThCh$ 7,102,269 as of 2024 and ThCh$ 6,490,044 as of 2023) which in accordance with the Company’s policies is 100% distributable.

(b) Bebidas CCU-Pepsico SpA. (“BCP”)

The line of business of this company is manufacture, produce, process, transform, transport, import, export, purchase, sell and in general market all types of concentrates.

On December 31, 2025, BCP recorded a net income of ThCh$ 5,885,074 (ThCh$ 4,766,081 as of 2024 and ThCh$ 5,628,818 as of 2023) which in accordance with the Company’s policies is 100% distributable.

(c) Bebidas Carozzi CCU SpA. (“BCCCU”)

The purpose of this company is the production, marketing and distribution of instant powder drinks in the national territory.

As of December 31, 2025, BCCCU recorded a net income of ThCh$ 696,464 (ThCh$ 652,159 as of 2024 and ThCh$ 769,486 as of 2023) which in accordance with the Company’s policies is 100% distributable.

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

The accompanying consolidated financial statements as of December 31, 2025 and 2024 and for each of the three years in the period ended December 31, 2025 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IFRS Accounting Standards”).

The Consolidated Financial Statements have been prepared on a historical cost basis, modified by the revaluation of certain financial assets and liabilities (including derivative instruments) - measured at fair value.

The preparation of the Consolidated Financial Statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires that management uses its professional judgment in the process of applying the Company’s accounting policies. See Note 3 - Estimates and application of professional judgment for disclosure of significant accounting estimates and judgments.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

At the date of issuance of these Consolidated Financial Statements, new Standards, Improvements, Amendments and Interpretations to existing standards have been published, which have not become effective or have not been adopted by the Company in advance, and are presented below and are mandatory as of the dates indicated:

Next Standard Improvements and Amendments		Mandatory for years beginning in:
Amendments to IAS 7	Cash Flow Statements - Cost method.	January 1, 2026
Amendments to IFRS 1	First-time adoption of International Financial Reporting Standards - Changes in references to hedge accounting.	January 1, 2026
Amendments to IFRS 7 and IFRS 9	Classification and Measurement of Financial Instruments.	January 1, 2026
Amendments to IFRS 10	Consolidated Financial Statements.	January 1, 2026
IFRS 18	Presentation and disclosures in the Financial Statements.	January 1, 2027
IFRS 19	Subsiduaries without Public Accountability: Disclousures.	January 1, 2027
Amendments to IAS 21	Effect of changes in foreign currency exchange rates - Translation to a hyperinflationary presentation currency.	January 1, 2027
Amendments to IFRS 7 - IFRS18 - IAS 1 - IAS 8 - IAS 36 - IAS 37	Changes to illustrative examples and disclosures about uncertainties in the Financial Statements.	January 1, 2027

In April, 2024, IASB issued IFRS18, which will replace IAS 1. This standard is mandatory for annual periods beginning on January 1, 2027. The Company is assessing the impacts of this amendment on the presentation of its Consolidated Financial Statements and notes.

The Company estimates that the adoption of these new Standards, Improvements, Amendments and Interpretations mentioned in the table above will not have a material impact on the Consolidated Financial Statements.

On the other hand, the application of the amendments to IAS 21, that came into effect as of January 1, 2025, had the following effects on the Company's Consolidated Financial Statements:

Initial adoption of Amendments to IAS 21 - Lack of exchangeability.

Subsidiaries in Argentina:

On April 14, 2025, within the framework of the economic plan, the Central Bank of the Republic of Argentina (BCRA) started a transition to exchange rate flexibility and the removal of exchange controls. For legal entities, access to the Free Foreign Exchange Market was authorized for dividend payments to non-resident shareholders corresponding to the profits obtained in the balance sheets whose fiscal years begin on or after January 1, 2025.

Therefore, it was determined for the Subsidiaries in Argentina that there was an absence of currency convertibility for the balances in foreign currencies and for their respective translation to the presentation currency of these financial statements, as mentioned in the previous paragraph, only until April 14, 2025.

Therefore, in compliance with the Amendments to IAS 21 “Lack of exchageability” as of January 1, 2025 the figures in the Financial Statements of the subsidiaries in Argentina have been translated to the presentation currency, using the “CCL dollar” (“Dólar contado con liquidación”, in spanish) equivalent to 1,174.59 ARS/USD at that date, instead of the official exchange rate of the Republic of Argentina equivalent to 1,032.00 ARS/USD. In addition, and as stablished in the Amendment, the affected monetary items in foreign currency of the subsidiaries in Argentina have been converted to the “CCL dollar”, affecting the initial balance of retained earnings.

As for the exchange rate used as for December 31, 2025, both for accounting purposes in the Argentine subsidiaries and for translation into the functional currency of the parent company, these are described in Note 2 - Summary of material accounting policies, 2.4, which was obtained from the Banco de la Nación Argentina website and corresponds to the official exchange rate of the Argentine peso against the US dollar.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

Subsidiary in Bolivia:

Given the current market conditions and the inability to access US dollars at the official exchange rate, it was also determined that there is a lack of exchangeability for the subsidiary in Bolivia, whose functional currency is the Bolivian, therefore in compliance with the Amendent of IAS 21 “Lack of exchageability”, as of January 1, 2025, the figures of the financial statements have been translated into the presentation currency of CCU, using the US dollar exchange rate determined by private bank quotes, replacing Bolivia’s official dollar exchange rate equivalent to 6.9600 Bol/USD. Additionally, and as established in the Amendment, the affected monetary items in foreign currency of the Bolivian subsidiary have been converted at the quoted exchange rate, affecting the initial balance of retained earnings, using an exchange rate equivalent to 11.0126 Bol/USD.

As for the exchange rate used as for December 31, 2025, both for accounting purposes in the Bolivian subsidiaries and for translation into the functional currency of the parent company, these are described in Note 2 - Summary of material accounting policies, 2.4, which was obtained using the US dollar exchange rate determined by private bank quotes.

The effects of applying the amendment of IAS 21 for the subsidiaries described above, generated a negative equity impact of ThCh$ 61,607,045, resulting from the modification of the exchange rates used for the translation of the functional currency of Argentine peso and Bolivian to the presentation currency of CCU, generating a charge against the Reserve of exchange differences on translation. Additionally, a charge against the retained earnings was recorded as a result of the conversion of the affected monetary items in foreign currency as of January 1, 2025, using the reference exchange rates described above, for an amount of ThCh$ 2,215,787.

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

Joint operations

As explained in Note 1 - General information, for the joint arrangements that qualify as joint operations, the Company recognizes its share of the assets, liabilities and income in respect to its interest in the joint operations in accordance with IFRS 11.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

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

Presentation and functional currency

The Company use the chilean peso (Ch$ or CLP) as its functional currency and for the presentation of its financial statements. The functional currency has been determined considering the economic environment in which the Company carries out its operations and the currency in which the main cash flows are generated. The functional currency of certain subsidiaries in Chile is the US Dollar, and for the subsidiaries in the U.S., Argentina, Uruguay, Paraguay, Bolivia, United Kingdom and China subsidiaries is the US Dollar, Argentine Peso, Uruguayan Peso, Paraguayan Guarani, Bolivian, Sterling Pound and Yuan, respectively. The functional currency of the joint venture in Colombia and associate in Argentina and Perú is the Chilean Peso, Colombian Peso and Argentine Peso and the Sol, respectively.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

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

For consolidation purposes, the assets and liabilities of the subsidiaries whose functional currency is different from the Chilean peso and not operating in countries whose economy is considered hyperinflationary, are translated into Chilean pesos using the exchange rates prevailing at the closing date of the Consolidated Financial Statements and Gains (losses) on exchange differences originated by the conversion of assets and liabilities, are recorded under Reserve of exchange differences on translation within Other equity reserves. Incomes, costs and expenses are translated at the average monthly exchange rate for the respective fiscal years. These exchange rates have not suffered significant fluctuations during these months.

The results and financial situation in CCU Group's entities which have a functional currency different from the presentation currency being their functional currency, the currency of a hyperinflationary economy (as the case of subsidiaries in Argentina as from July 1, 2018 as described below) are converted into the presentation currency as established in IAS 21 and IAS 29.

Financial information in hyperinflationary economies

Inflation in Argentina showed significant increases since the beginning of 2018, where the cumulative inflation rate of three years, calculated using different combinations of consumer price indices, exceeded 100% for several months. Therefore, as prescribed by IAS 29, Argentina was declared a hyperinflationary economy as of July 1, 2018.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

The Gains (losses) derived from net monetary position of the subsidiaries in Argentina are presented below, which are recorded in Result as per adjustment units:

	For the years ended as of December 31,
	2025	2024	2023
	ThCh$	ThCh$	ThCh$
Gains (losses) derived from net monetary position	(5,091,774)	4,700,583	(5,668,787)

The exchange rates of the primary foreign currencies, adjustment units and index used in the preparation of the consolidated financial statements are detailed as follows:

Chilean Pesos as per unit of foreign currency or adjustable unit		As of December 31, 2025	As of December 31, 2024	As of December 31, 2023
		Ch$	Ch$	Ch$
Foreign currencies
US Dollar	USD	907.13	996.46	877.12
Cumulative monthly average US Dollar	Average USD	951.25	943.74	839.79
Euro	EUR	1,066.58	1,035.28	970.05
Argentine Peso	ARS	0.62	0.97	1.08
Uruguayan Peso	UYU	23.24	22.61	22.48
Canadian Dollar	CAD	662.91	693.82	663.98
Sterling Pound	GBP	1,221.89	1,249.01	1,118.20
Paraguayan Guarani	PYG	0.14	0.13	0.12
Swiss Franc	CHF	1,146.81	1,100.57	1,044.56
Bolivian	BOB	95.49	143.17	126.02
Australian Dollar	AUD	607.87	619.92	599.21
Colombian Peso	COP	0.24	0.23	0.23
Yuan	CNY	129.76	136.24	123.15
Adjustment units
Unidad de fomento (*)	UF	39,727.96	38,416.69	36,789.36
Unidad indexada (**)	UI	147.99	139.09	132.13

(*)	The Unidad de Fomento (UF) is a Chilean inflation-indexed, Chilean peso-denominated monetary unit. The UF rate is set daily in advance based on changes in the previous month´s inflation rate.
(**)	The Unidad Indexada (UI) is a Uruguay inflation-indexed, Uruguayan peso-denominated monetary unit. The UI rate is set daily in advance based on changes in the previous month´s inflation rate.

Index used in hyperinflationary economies	As of December 31, 2025	As of December 31, 2024	As of December 31, 2023

Argentina Consumer Price Index	10,077.55	7,701.19	3,520.08
Index percentage variation of Argentina Consumer Price Index	30.9%	118.8%	209.1%

2.5	Cash and cash equivalents

Cash and cash equivalents include available cash, bank balances, time deposits at financial institutions, investments in mutual funds and financial instruments acquired under resale agreements, as well as highly liquid short-term investments, all at a fixed interest rate, normally with original maturity of up to three months.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

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

When the carrying amount of a property, plant and equipment item exceeds its recoverable value, it is immediately written down to its recoverable amount (See Note 2 - Summary of material accounting policies 2.17).

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

Commercial trademarks

The Company’s commercial trademarks are intangible assets with indefinite useful lives that are presented at historical cost, less any impairment loss. The Company believes that through investing in marketing, trademarks maintain their value, consequently they are considered as having indefinite useful lives and they are not amortizable. These assets are tested for impairment annually or more frequently if events or circumstances indicate potential impairment (See Note 2 - Summary of material accounting policies 2.17).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

Software program

Software program licenses are capitalized at the value of the costs incurred in their acquisition and in preparing the software for use. Such costs are amortized over their estimated useful lives (4 to 7 years). The maintenance costs of software programs are recognized as an expense in the year in which they are incurred.

Water rights

Water rights acquired by the Company correspond to the right to use existing water from natural sources, and are recorded at their attributed cost as of the date of transition to IFRS. Since such rights are perpetual they are not amortizable, however they are tested for impairment annually, or more frequently if events or circumstances indicate potential impairment (See Note 2 - Summary of material accounting policies 2.17).

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

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

According to the amendment of IAS 19, the actuarial gains and losses are recognized directly in Consolidated Statements of Comprehensive Income, under Equity and, according to the accounting policies of the Company, financial costs related to the severance indemnity are directly recorded under financial cost in the Consolidated Statement of Income.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

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

Material estimates and accounting policies are defined as those that are important to correctly reflect the Company’s financial position and income, and/or those that require a high level of judgment by Management.

The primary estimates and professional judgments relate to the following concepts:

•	The valuation of goodwill acquired to determine the existence of losses due to potential impairment (Note 2 - Summary of material accounting policies (2.16) and Note 18 - Goodwill).
•	The valuation of commercial trademarks to determine the existence of potential losses due to potential impairment (Note 2 - Summary of material accounting policies (2.17) and Note 17 - Intangible assets other than goodwill).
•	The assumptions used in the current calculation of liabilities and obligations to employees (Note 2 - Summary of material accounting policies (2.20) and Note 26 - Employee benefits).
•	Useful lives of property, plant and equipment (Note 2 - Summary of material accounting policies (2.12) and Note 19 - Property, plant and equipment) and intangibles (Note 2 - Summary of material accounting policies (2.15) and Note 17 - Intangible assets other than goodwill).
•	The assumptions used for calculating the fair of value financial instruments (Note 2 - Summary of material accounting policies (2.7) and Note 7 - Financial instruments).
•	The likelihood of occurrence and amounts estimated in an uncertain or contingent matter (Note 2 - Summary of material accounting policies (2.21) and Note 24 - Other provisions).
•	The valuation of current Biological assets (Note 2 - Summary of material accounting policies (2.10) and Note 13 - Biological assets).

Such estimates are based on the best available information of the events analyzed to date in these Consolidated Financial Statements. However, it is possible that events that may occur in the future may result in adjustments to such estimates, which would be recorded prospectively.

Note 4    Accounting changes

As of December 31, 2025, there have been no changes in the accounting principles or significant changes in accounting estimates compared with the previous year that have affected these Consolidated Financial Statements, except for the amendments to IAS 21 - Lack of exchageability. The amendments were applied to the subsidiaries in Argentina and Bolivia. See Note 2 - Initial adoption of IAS 21 - Lack of exchangeability.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

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

In companies with a non-controlling interest (VSPT, CPCH, Aguas CCU-Nestlé S.A., Cervecería Kunstmann S.A., Aguas de Origen S.A., Bebidas Bolivianas BBO S.A., Bebidas del Paraguay S.A., Distribuidora del Paraguay S.A. and AV S.A.) the responsibility for this service lies with the respective Board of Directors and respective Administration and Finance Management Department. When applicable, the Board of Directors and Directors Committee has the final responsibility for establishing and reviewing the risk administration structure, as well as for the reviewing significant changes made to risk management policies.

In accordance with financial risk policies, the Company uses derivate instruments only for the purpose of hedging exposure to interest rate and exchange rate risks arising from the Company’s operations and its sources of financing, which some of them are treated as hedges for accounting purposes. Transactions with derivate instruments are exclusively carried out by the Administration and Finance staff and the Internal Audit Management Department regularly reviews the control of this function. Relationships with credit rating agencies and monitoring of financial restrictions (covenants) are also managed by the Corporate Administration and Finance Management Department.

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

As of December 31, 2025, the Company maintained foreign currency obligations amounting to ThCh$ 636,770,046 (ThCh$ 725,459,706 for the year ended December 31, 2024) mostly denominated in US Dollars. Foreign currency obligations ThCh$ 548,871,274 as of December 31, 2025 (ThCh$ 600,172,708 for the year ended December 31, 2024) represent a 46% (44% as of December 31, 2024) of total other financial liabilities. The remaining 54% (56% as of December 31, 2024) is mainly denominated in Unidades de Fomento (inflation-indexed Chilean monetary unit - see inflation risk section) and CLP. In addition, the Company has assets in foreign currency the amount of ThCh$ 418,089,214 (ThCh$ 621,497,508 for the year ended December 31, 2024) that mainly correspond to cash and cash equivalent and export accounts receivable.

To protect the value of the net foreign currency assets and liabilities position of its Chilean and Argentinean operations, the Company enters into derivate contracts (currency forwards) to mitigate any variation in the Chilean peso and Argentinean peso as compared to other currencies.

Regarding the operations of foreign subsidiaries, the net liability exposure in US Dollars and other currencies after the use of derivative instruments, is equivalent to ThCh$ 77,324,804 (ThCh$ 74,315,533 as of December 31, 2024).

As of December 31, 2025 the net exposure in Chile, in US Dollars and other currencies after the use of derivate instruments, is an asset of ThCh$ 13,450,686 (ThCh$ 4,356,360 for the year ended December 31, 2024).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

As of December 31, 2025 of the Company’s total sales, both in Chile and abroad, 5% (5% as of December 31, 2024 and 5% as of 2023) corresponds to export sales in foreign currencies, mainly US Dollars, Euros, British pounds and other currencies and approximately 59% (65% as of December 31, 2024 and 62% as of 2023) of total direct costs correspond to raw materials and products purchased in foreign currencies, or indexed to such currencies. The Company does not hedge the possible variations in the expected cash flows from such transactions.

The Company is also exposed to fluctuations in exchange rates related to the conversion from the US Dollar, Argentine Peso, the Paraguayan Guaraní, the Uruguayan Peso, the Bolivian, the British pound, the Peruvian Sol and the Colombian Peso to Chilean Pesos with respect to assets, liabilities, income and expenses of its subsidiaries in Argentina, United States, Uruguay, Paraguay, Bolivia, China and United Kingdom, associates in Argentina and Perú and a joint venture in Colombia. The Company does not hedge the risks associated to the conversion of its subsidiaries, whose effects are recorded in equity.

Exchange rate sensitivity analysis

The effect of foreign exchange gains (losses) recognized in the Consolidated Statement of Income by Function for the year ended December 31, 2025, related to assets and liabilities denominated in foreign currency, was a profit of ThCh$ 1,473,549 (loss of ThCh$ 17,797,269 on 2024 and ThCh$ 65,944,570 on 2023).

Considering the exposure in Chile at December 31, 2025, after the use of derivative instruments is an asset of ThCh$ 13,450,686 (liability ThCh$ 4,356,360 as of December 31, 2024), and assuming a 10% increase/decrease in the exchange rate, and keeping constant all other variables such as interest rates constant, it is estimated that the effect on the Company’s net income would be a gain/loss after taxes of ThCh$ 981,900 (ThCh$ 318,104 as of December 31, 2024 and ThCh$ 545,052 as of 2023) associated of the owners of the controller.

Considering that approximately 5% of the Company’s sales revenue comes from export sales carried out in Chile (5% as of 2024 and 5% as of 2023), in currencies other than Chilean Peso, and that approximately 59% (65% as of December 31, 2024 and 62% as of 2023) of the Company’s direct costs are in or indexed to the US Dollar and assuming that the functional currencies will appreciate/depreciate by 10% in respect to the US Dollar, and keeping all other variables constant, the hypothetical effect on the Company’s income would be a gain/loss after taxes of ThCh$ 45,277,317 (ThCh$ 48,376,600 as of December 31, 2024 ad ThCh$ 41,161,484 as of 2023).

The Company can also be affected by changes in the exchange rate of the countries where its foreign subsidiaries operate, since income is converted to Chilean Pesos at the average exchange rate of each month (except for Argentina which uses the end of period exchange rate as the reporting date). The operating income of foreign subsidiaries for the period ended December 31, 2025 was an income of ThCh$ 9,665,120, ThCh$ 31,554,223 on 2024 and ThCh$ 60,164,242 as of 2023). Therefore, a depreciation/appreciation of 10% in the exchange rate of the Argentine Peso, the Uruguayan Peso, the Paraguayan Guarani and the Bolivian against the Chilean Peso, would result in a gain/loss before taxes of ThCh$ 966,512 (ThCh$ 3,155,422 as of 2024 and ThCh$ 6,016,424 on 2023).

The net investment in foreign subsidiaries, joint ventures and associates as of December 31, 2025 amounted to ThCh$ 751,809,199, ThCh$ 124,969,753 and ThCh$ 1,599,055 respectively (ThCh$ 899,751,161, ThCh$ 123,023,739 and ThCh$ 1,813,524 as of December 31, 2024). Assuming a 10% increase or decrease in the Argentine Peso, Uruguayan Peso, Paraguayan Guarani, Bolivian and Colombian Peso against the Chilean Peso, and maintaining all other variables constant, the increase/decrease would hypothetically result in a gain/loss of ThCh$ 87,837,801 (ThCh$ 102,458,842 the 2024 and ThCh$ 42,522,085 as of 2023) recorded as a credit/charge to equity.

The Company does not hedge risks associated to currency conversion of the financial statements of its subsidiaries that have a different functional currency, whose effects are recorded in equity.

Interest rate risk

Interest rate risk mainly originates from the Company’s financing sources.

To manage interest rate risk, the Company has a policy which seeks to reduce the volatility of its finance cost, and maintain a suitable percentage of its debt in fixed rate instruments. The financial position is mainly set by the use of short-term and long-term, as well as derivate instruments such as cross currency swaps. As of December 31, 2025 and 2024, a 100% of the Company’s debt is at fixed interest rates.

The term and conditions of the Company’s obligations with financial institutions as of December 31, 2025, including exchange rates, interest rate, maturities and effective interest rates, are detailed in Note 21 - Other financial liabilities.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

Interest rate sensitivity analysis

The total financial cost recognized in the Consolidated Statement of Income by Function for the year ended December 31, 2025, related to short and long-term debt amounted to ThCh$ 79,947,714 (ThCh$ 97,165,278 as of 2024 and ThCh$ 77,023,048 on 2023).

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

Inflation in Argentina showed significant increases since the beginning of 2018, where the cumulative inflation rate of three years, calculated using different combinations of consumer price indices, exceeded 100% for several months. Therefore, as prescribed by IAS 29, Argentina was declared a hyperinflationary economy as of July 1, 2018 (See Note 2 - Summary of material accounting policies (2.4)).

Inflation sensitivity analysis

Income from indexation units recognized in the Consolidated Statement of Income by Function for the year ended December 31, 2025, related to UF indexed short and long-term debt and the application of Hyperinflation Accounting in Argentina, is a loss of ThCh$ 17,631,014 (ThCh$ 10,722,033 on 2024 and ThCh$ 14,025,895 as of 2023). Assuming a reasonably possible 3% increase/decrease in the Unidad de Fomento and 30% of inflation in Argentina, and keeping all other variables such as interest rates constant, the aforementioned increase/decrease would hypothetically result in a gain/loss of ThCh$ 15,272,730 (ThCh$ 8,948,677 as of December 31, 2024 and ThCh$ 11,592,842 as of December 2023).

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

The purchase commitments made expose the Company to raw materials price fluctuation risk. CCU Argentina acquires malt from local producers. These raw materials represent approximately 8% (8% as of December 31, 2024 and 2023) of the direct cost of the Chile Operating segment.

For the period ended December 31, 2025 in the Chile Operation segment, the cost of cans represented approximately 17% of direct costs (22% as of December 31, 2024 and 21% as of December 31, 2023). In the International Business Operating segment, the cost of cans represented approximately 34% of direct raw materials costs December 31, 2025 (35% as of December 31, 2024 and 32% as of 2023).

Concentrates, sugar and plastic containers

The main raw materials used in the production of non-alcoholic beverages are concentrated, which are mainly acquired from licenses, sugar and plastic resin for the manufacturing of plastic bottles and containers. The Company is exposed to price fluctuation risks involving these raw materials, which jointly represent approximately 29% (28% as of December 31, 2024 and 2023) of the direct cost of the Chile Operating segment.

The Company does not engage in hedging raw materials purchases.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

Grapes and wine

The main raw materials used by subsidiary Viña San Pedro Tarapacá S.A. (from now VSPT) for wine production are grapes harvested from its own vineyards and grapes and wine acquired from third parties through long-term and spot contracts. In the last 12 months, approximately 29% (34% for the year endend December 31, 2024 and 2023) of VSPT’s total wine supply came from its own vineyards. Regarding our export market, and considering our focus on this market, approximately 49% (57% for the year endend December 31, 2024 and 2023) of our wine supply for export came from our own vineyards.

The remaining 71% (66% for the year endend December 31, 2024 and 2023) supply was purchased from third parties through long-term and spot contracts. In the last 12 months, the subsidiary VSPT acquired 64% (56% for the year ended December 31, 2024 and 48% as of December 31, 2023) of the necessary grapes and wine from third parties through spot contracts. Additionally, the long-term transactions were 7% (10% as of December 31, 2024 and 17% as of 2023) of the total supply.

We should consider that as of December 31, 2025 wine represents 56% (53% as of December 31, 2024 and 56% as of December 31, 2023) of the total direct cost of the Wine Operating segment, and supplies purchased from third parties represented 36% (30% as of December 31, 2024 and 27% as of December 31, 2023).

Raw material Price sensitivity analysis

Total direct costs in the Consolidated Statement of Income by Function for the year ended December 31, 2025 amounted to ThCh$ 1,244,726,961 (ThCh$ 1,232,870,856 on 2024 and ThCh$ 1,090,286,882 on 2023). Assuming a reasonably possible 8% increase/decrease in the direct cost of each Operating segment and keeping all other variables such as exchange rates constant, the aforesaid increase/decrease would hypothetically result into a gain/loss before taxes of ThCh$ 67,943,621 (ThCh$ 65,932,456 on 2024 and ThCh$ 61,638,324 on 2023) for the Chile Operating segment, ThCh$ 23,918,659 (ThCh$ 25,188,226 as of December 31, 2024 and ThCh$ 17,294,358 on 2023) for the International Business Operating segment and ThCh$ 10,731,955 (ThCh$ 10,532,781 on 2024 and ThCh$ 9,926,816 on 2023) for the Wine operating segment.

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

The domestic market mainly refers to accounts receivables in Chile and represents 64% of total trade accounts receivable (58% for the year ended December 31, 2024). The Company has a wide base of customers that are subject to the policies, procedures and controls established by the Company. Credit limits are established for all customers on the basis of an internal rating and their payment behavior. Outstanding trade accounts receivable are regularly monitored. In addition, the Company purchases credit insurance that covers 90% of individually significant accounts receivable balances, coverage that as of December 31, 2025 is equivalent to 83% (83% as of December 31, 2024) of total accounts receivable.

Overdue, but not impaired, trade accounts receivables represent customers that are less than 24 days average overdue (24 as of December 31, 2024).

As of December 31, 2025, the Company has approximately 1,808 customers (1,800 as of December 31, 2024) with more than Ch$ 10 million in debt each, which altogether represent approximately 90% (89% as of December 31, 2024) of total trade accounts receivable. There are 391 customers (373 customers as of December 31, 2024) with balances in excess of Ch$ 50 million each, representing approximately 79% (78% as of December 31, 2024) of the total accounts receivable. The 87% (88% as of December 31, 2024) of those accounts receivable are covered by credit insurance.

The Company sells its products through retail customers, wholesale distributors and supermarket chains, with a credit worthiness of 99% (99% as of December 31, 2024).

As of December 31, 2025 the Company has no significant guarantees from its customers.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

The Company believes that no additional credit risk provisions other than the individual and collective provisions determined as of December 31, 2025, that amount to ThCh$ 6,432,884 (ThCh$ 7,785,695 for the year ended December 31, 2024), are needed since a large percentage of these are covered by insurance (See Note 10 - Trade and other receivable).

Exports market

The credit risk related to accounts receivable from exports is managed by the Head of Credit and Collections and is monitored by the Administration and Finance Management Department. VSPT’s export trade accounts receivable represent 8% of total trade accounts receivable (11% as of December 31, 2024). VSPT has a wide base of customers, in more than eighty countries, which are subject to the policies, procedures and controls established by VSPT. In addition, VSPT acquires credit insurance to cover 90% of individually significant accounts receivable. This coverage accounts for more than 88% (84% as of December 31, 2024) of total accounts receivable are covered. Pending payments of trade accounts receivable are regularly monitored. Apart from the credit insurance, having diversified sales in different countries decreases the credit risk.

As of December 31, 2025 there were 68 customers (85 customers as of December 31, 2024) with more than ThCh$ 65,000 of debt each, which represent 94% (95% as of December 31, 2024) of VSPT´s total export market accounts receivable.

Regarding VSPT’s export customers, overdue, but no impaired, trade accounts receivables are customers that are less than 24 days average overdue (43 days average as of December 31, 2024).

The Company believes that no credit risk provisions are necessary other than the individual and collective provisions determined as of December 31, 2025. See analysis of accounts receivable aging and losses due to impairment of accounts receivables (See Note 10 - Trade and other receivable).

Financial investments and derivatives

Financial investments correspond to time deposits, which are financial instruments acquired with repurchase agreements at fixed interest rate, maturing in less than three months placed in financial institutions in Chile, so there are not exposed to significant market risk. Derivatives are measured at fair value and traded only in the Chilean market. Since 2018, the amendment to IFRS 9, which requires changes to the valuation of derivative financial instruments considering the counterparty risk (CVA and DVA), is applied. The CVA and DVA effect is calculated using the probability of default of the counterparty or CCU, when applicable, assuming a 40% recovery rate for each derivative instrument. For CCU, the default probability is obtained from the spread of corporate bonds with the same credit risk rating than CCU, while for the counterparty, considers the sum between the Credit Default Swap (CDS) of Chile and the CDS of Citibank in the United States. As of December 31, 2025 the effect is not material.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

The Company’s financial liabilities maturities as of December 31, 2025 and 2024 based on non-discounted contractual cash flows are summarized as follows:

As of December 31, 2025	Book value (*)	Contractual flows maturities
		0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Others financial liabilities (no derivative)
Bank borrowings	164,530,000	56,962,644	69,284,513	34,262,908	3,781,196	3,631,942	167,923,203
Bond payable	1,033,541,990	14,268,045	45,775,823	74,591,702	138,427,412	1,029,230,502	1,302,293,484
Lease liabilities	51,922,649	3,644,995	9,698,119	16,777,506	7,884,512	27,902,464	65,907,596
Deposits for return of bottles and containers	11,987,324	-	11,987,324	-	-	-	11,987,324
Sub-Total	1,261,981,963	74,875,684	136,745,779	125,632,116	150,093,120	1,060,764,908	1,548,111,607
Derivatives
Derivatives not designated as hedges	8,361,749	8,361,215	534	-	-	-	8,361,749
Derivatives designated as hedges	11,196,937	1,316,339	1,360,031	5,367,304	5,352,740	2,676,370	16,072,784
Sub-Total	19,558,686	9,677,554	1,360,565	5,367,304	5,352,740	2,676,370	24,434,533
Total	1,281,540,649	84,553,238	138,106,344	130,999,420	155,445,860	1,063,441,278	1,572,546,140
(*)	See current and non-current book value in Note 7 - Financial Instruments.

As of December 31, 2024	Book value (*)	Contractual flows maturities
		0 to 3 months	3 months to 1 year	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Others financial liabilities (no derivative)
Bank borrowings	207,904,935	27,660,050	22,865,553	80,529,312	104,271,082	4,918,795	240,244,792
Bond payable	1,157,437,074	15,010,590	103,735,572	106,227,041	62,491,195	1,177,559,067	1,465,023,465
Lease liabilities	49,233,868	3,217,880	7,862,529	13,956,205	8,530,907	26,162,114	59,729,635
Deposits for return of bottles and containers	11,772,459	-	11,772,459	-	-	-	11,772,459
Sub-Total	1,426,348,336	45,888,520	146,236,113	200,712,558	175,293,184	1,208,639,976	1,776,770,351
Derivatives
Derivatives not designated as hedges	652,079	652,079	-	-	-	-	652,079
Derivatives designated as hedges	12,667,177	1,359,777	2,833,330	5,526,492	5,541,056	-	15,260,655
Sub-Total	13,319,256	2,011,856	2,833,330	5,526,492	5,541,056	-	15,912,734
Total	1,439,667,592	47,900,376	149,069,443	206,239,050	180,834,240	1,208,639,976	1,792,683,085
(*)	See current and non-current book value in Note 7 - Financial Instruments.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

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

Corporate revenues and expenses are presented within Others. Additionally, under Others, the elimination of transactions carried out between segments is presented.

The Company does not have any customers representing more than 10% of consolidated revenues.

The detail of the segments is presented in the following tables:

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

a)	Information as per operating segments for the years ended December 31, 2025 and 2024:

	Chile		International Business		Wines		Others		Total
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net sales	1,837,966,076	1,769,032,771	768,791,380	823,528,981	253,853,526	254,751,837	-	-	2,860,610,982	2,847,313,589
Others income	28,305,748	21,367,724	10,393,443	25,507,800	7,343,807	7,724,873	2,971,468	2,652,468	49,014,466	57,252,865
Sales revenue between segments	48,255,800	38,843,163	1,110,962	1,081,496	15,291,649	20,161,213	(64,658,411)	(60,085,872)	-	-
Net sales	1,914,527,624	1,829,243,658	780,295,785	850,118,277	276,488,982	282,637,923	(61,686,943)	(57,433,404)	2,909,625,448	2,904,566,454
Change %	4.7	-	(8.2)	-	(2.2)	-	-	-	0.2	-
Cost of sales	(1,059,252,161)	(1,018,348,069)	(423,947,022)	(440,460,850)	(172,949,445)	(170,264,143)	38,114,401	38,115,285	(1,618,034,227)	(1,590,957,777)
% of Net sales	55.3	55.7	54.3	51.8	62.6	60.2	-	-	55.6	54.8
Gross margin	855,275,463	810,895,589	356,348,763	409,657,427	103,539,537	112,373,780	(23,572,542)	(19,318,119)	1,291,591,221	1,313,608,677
% of Net sales	44.7	44.3	45.7	48.2	37.4	39.8	-	-	44.4	45.2
MSD&A (1)	(636,845,288)	(608,537,795)	(345,680,661)	(381,386,158)	(81,522,452)	(84,387,899)	(10,359,778)	(12,120,538)	(1,074,408,179)	(1,086,432,390)
% of Net sales	33.3	33.3	44.3	44.9	29.5	29.9	-	-	36.9	37.4
Others operating income (expenses)	1,959,420	3,048,305	(1,168,611)	(1,485,507)	1,146,117	1,169,235	1,729,297	32,793,570	3,666,223	35,525,603
Adjusted operating result (2)	220,389,595	205,406,099	9,499,491	26,785,762	23,163,202	29,155,116	(32,203,023)	1,354,913	220,849,265	262,701,890
Change %	7.3	-	(64.5)	-	(20.6)	-	-	-	(15.9)	-
% of Net sales	11.5	11.2	1.2	3.2	8.4	10.3	-	-	7.6	9.0
Net financial expense	-	-	-	-	-	-	-	-	(52,425,471)	(59,063,225)
Share of net income (loss) of joint ventures and associates accounted for using the equity method	-	-	-	-	-	-	-	-	(14,352,591)	(9,494,703)
Gains (losses) on exchange differences	-	-	-	-	-	-	-	-	1,473,550	(17,797,269)
Result as per adjustment units	-	-	-	-	-	-	-	-	(17,631,014)	(10,722,033)
Other gains (losses)	-	-	-	-	-	-	-	-	(27,672,922)	(94,937)
Income before taxes									110,240,817	165,529,723
Income tax (expense) benefit									27,051,867	11,015,074
Net income for year (4)									137,292,684	176,544,797
Non-controlling interests									20,140,477	15,600,659
Net income attributable to equity holders of the parent									117,152,207	160,944,138
Depreciation and amortization	92,383,928	84,673,402	45,806,575	51,659,761	12,436,531	12,673,960	4,731,659	4,227,101	155,358,693	153,234,224
ORBDA (3)	312,773,523	290,079,501	55,306,066	78,445,523	35,599,733	41,829,076	(27,471,364)	5,582,014	376,207,958	415,936,114
Change %	7.8	-	(29.5)	-	(14.9)	-	(592.1)	-	(9.6)	-
% of Net sales	16.3	15.9	7.1	9.2	12.9	14.8	-	-	12.9	14.3

(1)	MSD&A included Marketing, Selling, Distribution and Administrative expenses.
(2)	Adjusted operating result (for management purposes we have defined it as Net income before net financial expense, gain (losses) of joint venture and associates accounted for using the equity method, gains (losses) on exchange differences, result as per adjustment units, Other gains (losses) and income taxes).
(3)	ORBDA (for management purposes we have defined it as Adjusted Operating Result before Depreciation and Amortization).
(4)	The sale of a portion of land located in the district of Quilicura, Metropolitan Region, as described in Note 14 - Non-current assets held for sale, letter a), generated an increase in ROADA of ThCh$ 28,668,933 and effect on net income of ThCh$ 20,928,321 in the consolidated results as of December 2024.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

b)	Information as per operating segments for the years ended December 31, 2024 and 2023:

	Chile		International Business		Wines		Others		Total
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net sales	1,769,032,771	1,714,560,272	823,528,981	566,277,644	254,751,837	234,510,659	-	-	2,847,313,589	2,515,348,575
Others income	21,367,724	22,428,784	25,507,800	19,740,170	7,724,873	5,495,301	2,652,468	2,543,237	57,252,865	50,207,492
Sales revenue between segments	38,843,163	21,982,179	1,081,496	466,547	20,161,213	12,819,535	(60,085,872)	(35,268,261)	-	-
Net sales	1,829,243,658	1,758,971,235	850,118,277	586,484,361	282,637,923	252,825,495	(57,433,404)	(32,725,024)	2,904,566,454	2,565,556,067
Change %	4.0	-	45.0	-	11.8	-	-	-	13.2	-
Cost of sales	(1,018,348,069)	(953,938,348)	(440,460,850)	(285,512,340)	(170,264,143)	(156,502,790)	38,115,285	17,341,512	(1,590,957,777)	(1,378,611,966)
% of Net sales	55.7	54.2	51.8	48.7	60.2	61.9	-	-	54.8	53.7
Gross margin	810,895,589	805,032,887	409,657,427	300,972,021	112,373,780	96,322,705	(19,318,119)	(15,383,512)	1,313,608,677	1,186,944,101
% of Net sales	44.3	45.8	48.2	51.3	39.8	38.1	-	-	45.2	46.3
MSD&A (1)	(608,537,795)	(601,496,981)	(381,386,158)	(243,405,220)	(84,387,899)	(77,362,794)	(12,120,538)	(14,007,196)	(1,086,432,390)	(936,272,191)
% of Net sales	33.3	34.2	44.9	41.5	29.9	30.6	-	-	37.4	36.5
Others operating income (expenses)	3,048,305	1,049,865	(1,485,507)	(13,487)	1,169,235	1,058,998	32,793,570	515,889	35,525,603	2,611,265
Adjusted operating result (2)	205,406,099	204,585,771	26,785,762	57,553,314	29,155,116	20,018,909	1,354,913	(28,874,819)	262,701,890	253,283,175
Change %	0.4	-	(53.5)	-	45.6	-	-	-	3.7	-
% of Net sales	11.2	11.6	3.2	9.8	10.3	7.9	-	-	9.0	9.9
Net financial expense	-	-	-	-	-	-	-	-	(59,063,225)	(37,620,556)
Share of net income (loss) of joint ventures and associates accounted for using the equity method	-	-	-	-	-	-	-	-	(9,494,703)	(19,217,758)
Gains (losses) on exchange differences	-	-	-	-	-	-	-	-	(17,797,269)	(65,944,570)
Result as per adjustment units	-	-	-	-	-	-	-	-	(10,722,033)	(14,025,895)
Other gains (losses)	-	-	-	-	-	-	-	-	(94,937)	(13,316,208)
Income before taxes									165,529,723	103,158,188
Income tax (expense) benefit									11,015,074	15,267,255
Net income for year (4)									176,544,797	118,425,443
Non-controlling interests									15,600,659	12,772,715
Net income attributable to equity holders of the parent									160,944,138	105,652,728
Depreciation and amortization	84,673,402	78,823,699	51,659,761	28,010,403	12,673,960	12,165,441	4,227,101	7,119,655	153,234,224	126,119,198
ORBDA (3)	290,079,501	283,409,470	78,445,523	85,563,717	41,829,076	32,184,350	5,582,014	(21,755,164)	415,936,114	379,402,373
Change %	2.4	-	(8.3)	-	30.0	-	(125.7)	-	9.6	-
% of Net sales	15.9	16.1	9.2	14.6	14.8	12.7	-	-	14.3	14.8

(1)	MSD&A included Marketing, Selling, Distribution and Administrative expenses.
(2)	Adjusted operating result (for management purposes we have defined it as Net income before net financial expense, gain (losses) of joint venture and associates accounted for using the equity method, gains (losses) on exchange differences, result as per adjustment units, Other gains (losses) and income taxes).
(3)	ORBDA (for management purposes we have defined it as Adjusted Operating Result before Depreciation and Amortization).
(4)	The sale of a portion of land located in the district of Quilicura, Metropolitan Region, as described in Note 14 - Non-current assets held for sale, letter a), generated an increase in ROADA of ThCh$ 28,668,933 and effect on net income of ThCh$ 20,928,321 in the consolidated results as of December 2024.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

Sales information by geographic location

Net sales per geographical location	For the years ended as of December 31,
	2025	2024	2023
	ThCh$	ThCh$	ThCh$
Chile (1)	2,103,379,498	2,048,580,027	1,960,179,879
Argentina (2)	630,540,720	696,005,518	479,815,516
Uruguay	37,151,204	36,576,723	34,750,501
Paraguay	114,068,945	92,497,797	70,348,122
Bolivia	24,485,081	30,906,389	20,462,049
Foreign countries	806,245,950	855,986,427	605,376,188
Total	2,909,625,448	2,904,566,454	2,565,556,067
(1)	Includes net sales correspond to Corporate Support Unit and eliminations between geographical locations. Additionally, includes net sales made in Chile of the Wines Operating segment.
(2)	Includes net sales made by the subsidiaries Finca La Celia S.A. and Los Huemules S.R.L., registered under the Wines Operating segment and Chile Operating segment, respectively.

Sales information by customer

Net Sales	For the years ended as of December 31,
	2025	2024	2023
	ThCh$	ThCh$	ThCh$
Domestic sales	2,776,833,607	2,770,814,520	2,448,913,805
Exports sales	132,791,841	133,751,934	116,642,262
Total	2,909,625,448	2,904,566,454	2,565,556,067

Sales information by product category

Sales information by product category	For the years ended as of December 31,
	2025	2024	2023
	ThCh$	ThCh$	ThCh$
Alcoholic business	1,820,221,035	1,885,902,502	1,618,117,846
Non-alcoholic business	1,040,389,947	961,411,087	897,230,729
Others (1)	49,014,466	57,252,865	50,207,492
Total	2,909,625,448	2,904,566,454	2,565,556,067
(1)	Others consist mainly of sales of by-products and packaging including bottles, pallets, and glasses.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

Depreciation and amortization as per operating segments

Depreciation and amortization	For the years ended as of December 31,
	2025	2024	2023
	ThCh$	ThCh$	ThCh$
Chile operating segment	92,383,928	84,673,402	78,823,699
International Business operating segment	45,806,575	51,659,761	28,010,403
Wines operating segment	12,436,531	12,673,960	12,165,441
Others (1)	4,731,659	4,227,101	7,119,655
Total	155,358,693	153,234,224	126,119,198
(1)	Includes depreciation and amortization corresponding to the Corporate Support Units.

Cash flows Operating Segments

Cash flows Operating Segments	For the years ended as of December 31,
	2025	2024	2023
	ThCh$	ThCh$	ThCh$
Cash flows from operating activities	239,050,524	287,516,727	294,097,407
Chile operating segment	201,226,400	151,388,387	131,525,546
International business operating segment	33,108,355	59,970,855	69,414,222
Wines operating segment	23,115,079	40,445,090	21,783,654
Others (1)	(18,399,310)	35,712,395	71,373,985

Cash flows from investing activities	(164,300,459)	(118,294,251)	(137,231,817)
Chile operating segment	(81,890,564)	(89,738,925)	(60,441,964)
International business operating segment	(47,783,738)	(50,729,308)	(38,973,597)
Wines operating segment	(9,717,248)	(11,656,348)	(11,310,213)
Others (1)	(24,908,909)	33,830,330	(26,506,043)

Cash flows from financing activities	(206,579,415)	(125,035,774)	(118,036,175)
Chile operating segment	(26,572,008)	(38,133,807)	(27,109,286)
International business operating segment	8,699,321	5,058,733	1,426,434
Wines operating segment	(6,130,574)	(26,326,863)	(5,351,845)
Others (1)	(182,576,154)	(65,633,837)	(87,001,478)

(1)	Others include Corporate Support Units.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

Capital expenditures as per operating segments

Capital expenditures (property, plant and equipment and intangible assets)	For the years ended as of December 31,
	2025	2024	2023
	ThCh$	ThCh$	ThCh$
Chile operating segment	83,141,872	90,611,005	80,678,753
International Business operating segment	50,101,720	52,832,489	36,284,427
Wines operating segment	9,732,233	11,711,984	11,600,973
Others (1)	13,925,556	4,930,706	883,687
Total	156,901,381	160,086,184	129,447,840
(1)	Others include the capital investments corresponding to the Corporate Support Units.

Assets as per operating segments

Assets as per Operating segment	As of December 31, 2025	As of December 31, 2024
	ThCh$	ThCh$
Chile operating segment	1,811,415,479	1,801,212,657
International Business operating segment	800,908,475	987,649,086
Wines operating segment	452,659,415	459,435,444
Others (1)	580,403,600	741,419,803
Total	3,645,386,969	3,989,716,990
(1)	Includes assets corresponding to the Corporate Support Units.

Assets per geographic location

Assets per geographical location	As of December 31, 2025	As of December 31, 2024
	ThCh$	ThCh$
Chile (1)	2,795,486,101	2,940,871,838
Argentina (2)	704,892,248	900,201,584
Uruguay	42,586,175	41,006,180
Paraguay	63,400,945	56,257,348
Bolivia	35,949,772	47,985,109
Others (3)	3,071,728	3,394,931
Total	3,645,386,969	3,989,716,990
(1)	Includes the assets corresponding to the Corporate Support Units and eliminations between geographic location and investments in associates and joint ventures. Additionally, includes part of Wines Operating segment and excludes its argentine subsidiary Finca La Celia S.A.
(2)	Includes the assets of the subsidiaries Finca La Celia S.A. and Los Huemules S.R.L. registered under the Wines Operating segment and Chile Operating segment, respectively.
(3)	Includes the assets of the subsidiaries VSPT US LLC, VSPT UK Ltd. and VSPT Winegroup (Shangai) Limited.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

Liabilities as per operating segments

Liabilities as per Operating segment	As of December 31, 2025	As of December 31, 2024
	ThCh$	ThCh$
Chile operating segment	529,630,254	776,980,472
International Business operating segment	361,202,129	456,260,455
Wines operating segment	158,858,410	165,011,985
Others (1)	979,235,673	918,948,768
Total	2,028,926,466	2,317,201,680
(1)	Others include liabilities corresponding to the Corporate Support Units.

Operating Segment’s additional information

The following is a reconciliation of our Net income for the period, the main comparable IFRS measure to Adjusted Operating Result for the periods ended December 31, 2025, 2024 and 2023:

	For the years ended December 31,
	2025	2024	2023
	ThCh$	ThCh$	ThCh$
Net income of year	137,292,684	176,544,797	118,425,443
Add (Subtract):
Other gains (losses)	27,672,922	94,937	13,316,208
Finance income	(27,522,243)	(38,102,053)	(39,402,492)
Finance costs	79,947,714	97,165,278	77,023,048
Share of net income (loss) of joint ventures and associates accounted for using the equity method	14,352,591	9,494,703	19,217,758
Gains (losses) on exchange differences	(1,473,550)	17,797,269	65,944,570
Result as per adjustment units	17,631,014	10,722,033	14,025,895
Income tax (expense) benefit	(27,051,867)	(11,015,074)	(15,267,255)
Adjusted operating result	220,849,265	262,701,890	253,283,175
Depreciation and amortization	155,358,693	153,234,224	126,119,198
ORBDA	376,207,958	415,936,114	379,402,373

The following is a reconciliation of the consolidated amounts presented for MSD&A with the comparable amounts presented on the face of our consolidated statement of income:

	For the years ended December 31.
	2025	2024	2023
	ThCh$	ThCh$	ThCh$
Consolidated statement of income
Distribution costs	(547,393,154)	(536,420,140)	(470,120,810)
Administrative expenses	(205,911,739)	(214,915,089)	(197,256,571)
Others expenses by function	(329,266,797)	(339,783,068)	(270,703,334)
Others expenses included in ´Others expenses by function´	8,163,511	4,685,907	1,808,524
Total MSD&A	(1,074,408,179)	(1,086,432,390)	(936,272,191)

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

Note 7 Financial Instruments

Financial instruments categories

The carrying amounts of each financial instrument category are detailed as follows:

	As of December 31, 2025		As of December 31, 2024
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Derivatives not designated as hedges	1,066,394	-	3,844,406	-
Marketable securities and investments in other companies	1,217,147	-	822,287	-
Derivatives designated as hedges	7,643,747	26,067,779	7,232,588	30,060,601
Total others financial assets	9,927,288	26,067,779	11,899,281	30,060,601
Accounts receivavble - trade and other current receivables (net)	473,691,412	4,954,334	506,711,173	5,966,414
Accounts receivable from related parties	16,123,780	1,134,264	15,501,990	844,344
Total accounts receivables	489,815,192	6,088,598	522,213,163	6,810,758
Sub-Total financial assets	499,742,480	32,156,377	534,112,444	36,871,359
Cash and cash equivalents	519,175,929	-	707,122,815	-
Total financial assets	1,018,918,409	32,156,377	1,241,235,259	36,871,359
Bank borrowings	124,816,755	39,713,245	41,257,611	166,647,324
Bond payable	41,058,780	992,483,210	98,433,154	1,059,003,920
Deposits for return of bottles and containers	11,987,324	-	11,772,459	-
Total financial liabilities measured at amortized cost	177,862,859	1,032,196,455	151,463,224	1,225,651,244
Derivatives not designated as hedges	8,361,749	-	652,079	-
Derivatives designated as hedges	2,609,858	8,587,079	4,086,699	8,580,478
Total financial derivative liabilities	10,971,607	8,587,079	4,738,778	8,580,478
Total others financial liabilities (*)	188,834,466	1,040,783,534	156,202,002	1,234,231,722
Lease Liabilities	9,689,870	42,232,779	9,451,551	39,782,317
Total lease liabilities (**)	9,689,870	42,232,779	9,451,551	39,782,317
Trade and other current payables	460,627,211	-	514,887,185	45,275
Accounts payable to related parties	24,463,561	2,034,279	36,417,518	-
Total commercial obligations and other accounts payable	485,090,772	2,034,279	551,304,703	45,275
Total financial liabilities	683,615,108	1,085,050,592	716,958,256	1,274,059,314

(*)	See Note 21 - Other financial liabilities.
(**)	See Note 22 - Lease liabilities.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

Fair value of Financial instruments

The following tables show fair values, based on financial instrument categories, compared to the carrying amount included in the Consolidated Statements of Financial Position:

a)	Financial assets and liabilities are detailed as follows:

	As of December 31, 2025		As of December 31, 2024
	Book Value	Fair Value	Book Value	Fair Value
	ThCh$	ThCh$	ThCh$	ThCh$
Derivatives not designated as hedges	1,066,394	1,066,394	3,844,406	3,844,406
Marketable securities and investments in other companies	1,217,147	1,217,147	822,287	822,287
Derivatives designated as hedges	33,711,526	33,711,526	37,293,189	37,293,189
Total others financial assets	35,995,067	35,995,067	41,959,882	41,959,882
Accounts receivavble - trade and other current receivables (net)	478,645,746	478,645,746	512,677,587	512,677,587
Accounts receivable from related parties	17,258,044	17,258,044	16,346,334	16,346,334
Total accounts receivables	495,903,790	495,903,790	529,023,921	529,023,921
Sub-Total financial assets	531,898,857	531,898,857	570,983,803	570,983,803
Cash and cash equivalents	519,175,929	519,175,929	707,122,815	707,122,815
Total financial assets	1,051,074,786	1,051,074,786	1,278,106,618	1,278,106,618
Bank borrowings	164,530,000	164,390,295	207,904,935	215,234,323
Bond payable	1,033,541,990	884,782,956	1,157,437,074	1,065,681,949
Deposits for return of bottles and containers	11,987,324	11,987,324	11,772,459	11,772,459
Total financial liabilities measured at amortized cost	1,210,059,314	1,061,160,575	1,377,114,468	1,292,688,731
Derivatives not designated as hedges	8,361,749	8,361,749	652,079	652,079
Derivatives designated as hedges	11,196,937	11,196,937	12,667,177	12,667,177
Total financial derivative liabilities	19,558,686	19,558,686	13,319,256	13,319,256
Total others financial liabilities (*)	1,229,618,000	1,080,719,261	1,390,433,724	1,306,007,987
Lease Liabilities	51,922,649	51,922,649	49,233,868	49,233,868
Total lease liabilities (**)	51,922,649	51,922,649	49,233,868	49,233,868
Trade and other current payables	460,627,211	460,627,211	514,932,460	514,932,460
Accounts payable to related parties	26,497,840	26,497,840	36,417,518	36,417,518
Total commercial obligations and other accounts payable	487,125,051	487,125,051	551,349,978	551,349,978
Total financial liabilities	1,768,665,700	1,619,766,961	1,991,017,570	1,906,591,833

(*)	See Note 21 - Other financial liabilities.
(**)	See Note 22 - Lease liabilities.

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

The fair value of bank borrowings and Bonds payable has hierarchy level 2 of fair value.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

b)	Financial instruments by category:

As of December 31, 2025	Fair value with changes in income	Financial assets measured at amortized cost	Fair value with changes in comprehension income	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets
Derivatives not designated as hedges	1,066,394	-	-	1,066,394
Marketable securities and investments in other companies	1,217,147	-	-	1,217,147
Derivatives designated as hedges	-	-	33,711,526	33,711,526
Total others financial assets	2,283,541	-	33,711,526	35,995,067
Cash and cash equivalents	-	519,175,929	-	519,175,929
Trade and other receivable	-	478,645,746	-	478,645,746
Accounts receivable from related parties	-	17,258,044	-	17,258,044
Total financial assets	2,283,541	1,015,079,719	33,711,526	1,051,074,786

As of December 31, 2025	Fair value with changes in income	Fair value with changes in comprehension income	Financial liabilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial liabilities
Bank borrowings	-	-	164,530,000	164,530,000
Bond payable	-	-	1,033,541,990	1,033,541,990
Deposits for return of bottles and containers	-	-	11,987,324	11,987,324
Derivatives not designated as hedges	8,361,749	-	-	8,361,749
Derivatives designated as hedges	-	11,196,937	-	11,196,937
Total Others financial liabilities	8,361,749	11,196,937	1,210,059,314	1,229,618,000
Lease liabilities	-	-	51,922,649	51,922,649
Trade and other current payables	-	-	460,627,211	460,627,211
Accounts payable to related parties	-	-	26,497,840	26,497,840
Total financial liabilities	8,361,749	11,196,937	1,749,107,014	1,768,665,700

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

As of December 31, 2024	Fair value with changes in income	Financial assets measured at amortized cost	Fair value with changes in comprehension income	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets
Derivatives not designated as hedges	3,844,406	-	-	3,844,406
Marketable securities and investments in other companies	822,287	-	-	822,287
Derivatives designated as hedges	-	-	37,293,189	37,293,189
Total others financial assets	4,666,693	-	37,293,189	41,959,882
Cash and cash equivalents	-	707,122,815	-	707,122,815
Trade and other receivable	-	512,677,587	-	512,677,587
Accounts receivable from related parties	-	16,346,334	-	16,346,334
Total financial assets	4,666,693	1,236,146,736	37,293,189	1,278,106,618

As of December 31, 2024	Fair value with changes in income	Fair value with changes in comprehension income	Financial liabilities measured at amortized cost	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Financial liabilities
Bank borrowings	-	-	207,904,935	207,904,935
Bond payable	-	-	1,157,437,074	1,157,437,074
Deposits for return of bottles and containers	-	-	11,772,459	11,772,459
Derivatives not designated as hedges	652,079	-	-	652,079
Derivatives designated as hedges	-	12,667,177	-	12,667,177
Total Others financial liabilities	652,079	12,667,177	1,377,114,468	1,390,433,724
Lease liabilities	-	-	49,233,868	49,233,868
Trade and other current payables	-	-	514,932,460	514,932,460
Accounts payable to related parties	-	-	36,417,518	36,417,518
Total financial liabilities	652,079	12,667,177	1,977,698,314	1,991,017,570

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

Derivative Instruments

The detail of maturities, number of derivative agreements, contracted nominal amounts, fair values and the classification of such derivative instruments by type of agreement at the closing of each year, are detailed as follows:

	As of December 31, 2025				As of December 31, 2024
	Number of agreements	Nominal amounts thousand	Asset	Liability	Number of agreements	Nominal amounts thousand	Asset	Liability
			ThCh$	ThCh$			ThCh$	ThCh$
Cross currency swaps UF/CLP	2	3,500	33,711,526	11,196,937	2	3,500	36,218,088	11,237,316
Less than a year	-	-	7,643,747	2,609,858			6,157,487	2,656,838
Between 1 and 5 years	2	3,500	4,281,953	8,587,079			11,634,471	8,580,478
More than 5 years	-	-	21,785,826	-			18,426,130	-
Cross currency swaps UF/EURO	-	-	-	-	1	296	1,075,101	-
Less than a year	-	-	-	-			1,075,101	-
Cross currency swaps UF/USD	-	-	-	-	1	479	-	1,429,861
Less than a year	-	-	-	-			-	1,429,861
Subtotal hedging derivatives	2		33,711,526	11,196,937	4		37,293,189	12,667,177
Forwards USD	33	304,780	898,611	8,174,785	24	156,838	3,783,635	531,473
Less than a year	33	304,780	898,611	8,174,785	24	156,838	3,783,635	531,473
Forwards Euro	9	19,071	141,785	166,607	9	12,876	26,092	103,889
Less than a year	9	19,071	141,785	166,607	9	12,876	26,092	103,889
Forwards CAD	2	1,770	19,208	-	1	1,830	-	7,347
Less than a year	2	1,770	19,208	-	1	1,830	-	7,347
Forwards GBP	6	721	6,790	20,357	7	1,192	33,795	9,370
Less than a year	6	721	6,790	20,357	7	1,192	33,795	9,370
Forwards CHF	-	-	-	-	1	140	884	-
Less than a year	-	-	-	-	1	140	884	-
Subtotal derivatives with effects on income	50		1,066,394	8,361,749	42		3,844,406	652,079
Total instruments	52		34,777,920	19,558,686	46		41,137,595	13,319,256

These derivative agreements have been entered into as a hedge of exchange rate risk exposure. In the case of forwards, the Company does not comply with the formal requirements for hedging designation; consequently, their effects are recorded in Income, in Other gains (losses).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

In the case of Cross Currency Swap, these qualify as cash flow hedges associated with obligations with the public, disclosed in Note 21 - Other financial liabilities.

As of December 31, 2025
Entity	Nature of risks covered	Assets		Liabilities		Fair value of net asset (liabilities)	Maturity
		Currency	Amount	Currency	Amount	Amount
			ThCh$		ThCh$	ThCh$
Banco Santander - Chile	Flow by exchange rate on bonds payable	UF	87,694,316	CLP	77,105,427	10,588,889	03-15-2032
Banco Santander - Chile	Flow by exchange rate on bonds payable	UF	44,539,403	CLP	32,613,703	11,925,700	06-01-2027

As of December 31, 2024
Entity	Nature of risks covered	Assets		Liabilities		Fair value of net asset (liabilities)	Maturity
		Currency	Amount	Currency	Amount	Amount
			ThCh$		ThCh$	ThCh$
Banco Santander - Chile	Flow by exchange rate on bonds payable	UF	83,301,885	CLP	76,113,071	7,188,814	03-15-2032
Banco Santander - Chile	Flow by exchange rate on bonds payable	UF	71,789,705	CLP	53,997,747	17,791,958	06-01-2027
Scotiabank Chile	Flow by exchange rate on bonds payable	UF	18,426,380	USD	19,856,241	(1,429,861)	06-01-2025
Scotiabank Chile	Flow by exchange rate on bonds payable	UF	11,404,060	EUR	10,328,959	1,075,101	06-02-2025

The Consolidated Statement of Other Comprehensive Income includes under the caption cash flows hedge, for the period ended December 31, 2025 a credit before income taxes of ThCh$ 306,105 (ThCh$ 4,746,744 as of December 31, 2024 and charge of ThCh$ 4,379,170 as of December 31, 2023), related to the fair value of derivatives instruments.

Fair value hierarchies

The financial instruments recorded at fair value in the Statement of Financial Position are classified as follows, depending on the method used to obtain their fair values:

Level 1	Fair values obtained through direct reference to quoted market prices, without any adjustment.

Level 2	Fair values obtained through the use of valuation models accepted in the market and based on prices other than those of Level 1, which may be directly or indirectly observed as of the measurement date (adjusted prices).

Level 3	Fair values obtained through internally developed models or methodologies that use information which may not be observed or which is illiquid.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

The fair value of financial instruments recorded at fair value in the Consolidated Financial Statements, is detailed as follows:

As of December 31, 2025	Recorded fair value	Fair value hierarchy
		level 1	level 2	level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Derivatives not designated as hedges	1,066,394	-	1,066,394	-
Marketable securities and investments in other companies	1,217,147	1,217,147	-	-
Derivatives designated as hedges	33,711,526	-	33,711,526	-
Total others financial assets	35,995,067	1,217,147	34,777,920	-
Derivatives not designated as hedges	8,361,749	-	8,361,749	-
Derivative designated as hedges	11,196,937	-	11,196,937	-
Total financial derivative liabilities	19,558,686	-	19,558,686	-

As of December 31, 2024	Recorded fair value	Fair value hierarchy
		level 1	level 2	level 3
	ThCh$	ThCh$	ThCh$	ThCh$
Derivatives not designated as hedges	3,844,406	-	3,844,406	-
Marketable securities and investments in other companies	822,287	822,287	-	-
Derivatives designated as hedges	37,293,189	-	37,293,189	-
Total others financial assets	41,959,882	822,287	41,137,595	-
Derivatives not designated as hedges	652,079	-	652,079	-
Derivative designated as hedges	12,667,177	-	12,667,177	-
Total financial derivative liabilities	13,319,256	-	13,319,256	-

During the year ended December 31, 2025, the Company has not made any significant instrument transfers between levels 1 and 2.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

Note 8 Cash and cash equivalents

Cash and cash equivalent balances are detailed as follows:

	As of December 31, 2025	As of December 31, 2024	As of December 31, 2023
	ThCh$	ThCh$	ThCh$
Cash on hand	306,497	358,534	279,521
Bank balances	221,696,364	400,213,133	367,146,884
Cash	222,002,861	400,571,667	367,426,405
Time deposits	228,494,417	222,861,432	186,368,967
Securities purchased under resale agreements	67,059,167	57,570,583	49,038,418
Investments in mutual funds	1,619,484	26,119,133	15,320,226
Short term investments classified as cash equivalents	68,678,651	83,689,716	64,358,644
Cash equivalents	297,173,068	306,551,148	250,727,611
Total	519,175,929	707,122,815	618,154,016

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

The composition of cash and cash equivalents by currency as of December 31, 2025, is detailed as follows:

	Chilean Peso	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan Guarani	Bolivian	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash on hand	77,785	2,547	-	4,243	-	-	221,922	-	306,497
Bank balances	71,384,021	135,790,113	828,724	7,823,191	2,112,796	1,787,153	639,806	1,330,560	221,696,364
Cash	71,461,806	135,792,660	828,724	7,827,434	2,112,796	1,787,153	861,728	1,330,560	222,002,861
Time deposits	-	226,401,813	-	-	2,092,604	-	-	-	228,494,417
Securities purchased under resale agreements	67,059,167	-	-	-	-	-	-	-	67,059,167
Investments in mutual funds	419,373	130,666	-	35,146	-	1,034,299	-	-	1,619,484
Short term investments classified as cash equivalents	67,478,540	130,666	-	35,146	-	1,034,299	-	-	68,678,651
Cash equivalents	67,478,540	226,532,479	-	35,146	2,092,604	1,034,299	-	-	297,173,068
Total	138,940,346	362,325,139	828,724	7,862,580	4,205,400	2,821,452	861,728	1,330,560	519,175,929

The composition of cash and cash equivalents by currency as of December 31, 2024, is detailed as follows:

	Chilean Peso	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan Guarani	Bolivian	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash on hand	76,230	778	-	4,246	-	-	277,280	-	358,534
Bank balances	73,236,943	309,986,854	2,520,585	7,291,966	1,864,837	2,795,042	929,088	1,587,818	400,213,133
Cash	73,313,173	309,987,632	2,520,585	7,296,212	1,864,837	2,795,042	1,206,368	1,587,818	400,571,667
Time deposits	-	222,589,479	-	-	271,953	-	-	-	222,861,432
Securities purchased under resale agreements	57,570,583	-	-	-	-	-	-	-	57,570,583
Investments in mutual funds	221,200	199,256	-	23,252,691	-	2,445,986	-	-	26,119,133
Short term investments classified as cash equivalents	57,791,783	199,256	-	23,252,691	-	2,445,986	-	-	83,689,716
Cash equivalents	57,791,783	222,788,735	-	23,252,691	271,953	2,445,986	-	-	306,551,148
Total	131,104,956	532,776,367	2,520,585	30,548,903	2,136,790	5,241,028	1,206,368	1,587,818	707,122,815

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

The composition of cash and cash equivalents by currency as of December 31, 2023, is detailed as follows:

	Chilean Peso	US Dollar	Euro	Argentine Peso	Uruguayan Peso	Paraguayan Guarani	Bolivian	Others	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cash on hand	77,058	1,866	-	2,351	-	-	198,246	-	279,521
Bank balances	40,999,695	314,407,436	1,516,762	4,563,501	1,848,902	2,147,017	871,189	792,382	367,146,884
Cash	41,076,753	314,409,302	1,516,762	4,565,852	1,848,902	2,147,017	1,069,435	792,382	367,426,405
Time deposits	-	185,464,394	-	117,857	786,716	-	-	-	186,368,967
Securities purchased under resale agreements	49,038,418	-	-	-	-	-	-	-	49,038,418
Investments in mutual funds	245,651	-	-	15,074,575	-	-	-	-	15,320,226
Short term investments classified as cash equivalents	49,284,069	-	-	15,074,575	-	-	-	-	64,358,644
Cash equivalents	49,284,069	185,464,394	-	15,192,432	786,716	-	-	-	250,727,611
Total	90,360,822	499,873,696	1,516,762	19,758,284	2,635,618	2,147,017	1,069,435	792,382	618,154,016

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

The composition of time deposits is detailed as follows:

As of December 31, 2025:

Financial entity	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
				ThCh$
Banco Itaú - Uruguay	12-26-2025	01-02-2026	UYU	814,197	0.56
Citibank - Uruguay	12-30-2025	01-02-2026	UYU	813,476	0.40
Citibank - Uruguay	12-29-2025	01-12-2026	USD	1,647,674	0.33
HSBC Bank S.A. - Uruguay	12-29-2025	01-28-2026	UYU	464,931	0.51
Sumitomo Mitsui Banking Corporation - United States	12-03-2025	02-03-2026	USD	128,268,389	0.04
The Bank Of Nova Scotia Toronto - Canada	10-28-2025	01-26-2026	USD	49,128,993	0.04
The Bank Of Nova Scotia Toronto - Canada	12-10-2025	03-10-2026	USD	47,356,757	0.04
Total				228,494,417

As of December 31, 2024:

Financial entity	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
				ThCh$
Banco Itaú - Uruguay	12-27-2024	01-03-2025	UYU	1,495,089	0.63
Citibank - Uruguay	12-17-2024	01-18-2025	UYU	271,554	0.43
Sumitomo Mitsui Banking Corporation - United States	12-27-2024	02-27-2025	USD	169,500,536	0.37
The Bank Of Nova Scotia Toronto - Canada	11-29-2024	01-31-2025	USD	51,594,253	0.39
Total				222,861,432

As od December 31, 2023:

Financial entity	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
				ThCh$
Banco Itaú - Uruguay	12-28-2023	01-04-2024	UY	449,552	0.64
Banco Supervielle - Argentina	12-07-2023	01-08-2024	ARS	117,857	10.50
Citibank - Uruguay	12-29-2023	01-02-2024	UY	280,970	0.52
Scotiabank - Uruguay	12-29-2023	01-29-2024	UY	56,194	0.58
Sumitomo Mitsui Banking Corporation - United States	11-24-2023	01-26-2024	USD	141,450,646	0.46
The Bank Of Nova Scotia Toronto - Canada	12-08-2023	03-06-2024	USD	44,013,748	0.47
Total				186,368,967

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

The composition of securities purchased under resale agreements is detailed as follows:

As of December 31, 2025:

Financial entity	Underlying Asset (Time Deposit) (*)	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
					ThCh$
Banchile Corredores de Bolsa S.A.	Banco Itaú Corpbanca - Chile	12-29-2025	01-06-2026	CLP	750,200	0.40
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Bice - Chile	12-30-2025	01-06-2026	CLP	3,466,597	0.40
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Consorcio - Chile	12-30-2025	01-06-2026	CLP	520,855	0.40
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Consorcio - Chile	12-30-2025	01-06-2026	CLP	1,194,242	0.40
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Consorcio - Chile	12-30-2025	01-06-2026	CLP	197,229	0.40
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Consorcio - Chile	12-30-2025	01-06-2026	CLP	2,017,656	0.40
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Consorcio - Chile	12-30-2025	01-06-2026	CLP	379,165	0.40
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Consorcio - Chile	12-30-2025	01-06-2026	CLP	235,617	0.40
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Consorcio - Chile	12-30-2025	01-06-2026	CLP	281,460	0.40
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Consorcio - Chile	12-30-2025	01-06-2026	CLP	2,098,313	0.40
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Consorcio - Chile	12-30-2025	01-06-2026	CLP	1,662,950	0.40
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	12-29-2025	01-06-2026	CLP	983,626	0.39
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	12-29-2025	01-06-2026	CLP	16,635	0.39
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	12-30-2025	01-08-2026	CLP	281,560	0.40
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	12-30-2025	01-08-2026	CLP	67,514	0.40
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	12-30-2025	01-06-2026	CLP	2,200,293	0.40
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	12-30-2025	01-06-2026	CLP	149,755	0.40
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	12-30-2025	01-06-2026	CLP	388,887	0.40
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	12-30-2025	01-06-2026	CLP	59,748	0.40
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-30-2025	01-06-2026	CLP	3,456,425	0.40
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-30-2025	01-06-2026	CLP	2,860,811	0.40
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-30-2025	01-06-2026	CLP	683,697	0.40
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-30-2025	01-06-2026	CLP	825,788	0.40
BancoEstado S.A. Corredores de Bolsa - Chile	Banco del Estado de Chile	12-30-2025	01-06-2026	CLP	1,690	0.40
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	12-30-2025	01-06-2026	CLP	4,372,965	0.40
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	12-30-2025	01-06-2026	CLP	1,908,772	0.40
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	12-30-2025	01-06-2026	CLP	1,610,869	0.40
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	12-30-2025	01-08-2026	CLP	511,165	0.40
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	12-30-2025	01-08-2026	CLP	391,916	0.40
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	12-30-2025	01-08-2026	CLP	48,018	0.40
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	12-30-2025	01-06-2026	CLP	3,677,420	0.40
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	12-30-2025	01-06-2026	CLP	607,901	0.40
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	12-30-2025	01-06-2026	CLP	3,155,244	0.40
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	12-30-2025	01-06-2026	CLP	628,887	0.40
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	12-30-2025	01-06-2026	CLP	5,270,772	0.40
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	12-30-2025	01-06-2026	CLP	461,616	0.40
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	12-30-2025	01-06-2026	CLP	630,001	0.40
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	12-30-2025	01-06-2026	CLP	604,650	0.40
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	12-30-2025	01-06-2026	CLP	165,536	0.40
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	12-30-2025	01-08-2026	CLP	1,000,133	0.40
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Scotiabank Chile	12-30-2025	01-06-2026	CLP	8,175,412	0.40
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	12-30-2025	01-08-2026	CLP	1,701,569	0.40
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	12-30-2025	01-08-2026	CLP	98,671	0.40
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	12-30-2025	01-06-2026	CLP	3,437,240	0.40
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	12-30-2025	01-06-2026	CLP	2,502,673	0.40
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	12-30-2025	01-06-2026	CLP	462,106	0.40
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	12-30-2025	01-06-2026	CLP	354,851	0.40
Scotia Corredora de Bolsa Chile Ltda.	Banco Scotiabank Chile	12-30-2025	01-08-2026	CLP	500,067	0.40
Total					67,059,167
(*)	All financial instruments acquired under resale agreements, correspond to time deposits and are subject to a fixed interest rate.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

As of December 31, 2024:

Financial entity	Underlying Asset (Time Deposit) (*)	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
					ThCh$
BancoEstado S.A. Corredores de Bolsa - Chile	Banco del Estado de Chile	12-30-2024	01-07-2025	CLP	4,083,818	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	12-30-2024	01-07-2025	CLP	4,410,111	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	12-27-2024	01-07-2025	CLP	896,018	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	12-27-2024	01-07-2025	CLP	4,523	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	12-27-2024	01-07-2025	CLP	413,911	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Scotiabank Chile	12-27-2024	01-02-2025	CLP	1,086,468	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Scotiabank Chile	12-27-2024	01-02-2025	CLP	14,194	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Scotiabank Chile	12-27-2024	01-02-2025	CLP	80,644	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Scotiabank Chile	12-27-2024	01-02-2025	CLP	1,220,137	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Scotiabank Chile	12-27-2024	01-07-2025	CLP	150,090	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Scotiabank Chile	12-27-2024	01-07-2025	CLP	1,837,442	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Scotiabank Chile	12-30-2024	01-07-2025	CLP	7,332	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Scotiabank Chile	12-30-2024	01-02-2025	CLP	2,949,259	0.45
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Scotiabank Chile	12-30-2024	01-02-2025	CLP	1,184	0.45
BCI Corredores de Bolsa Chile S.A.	Banco Bice - Chile	12-26-2024	01-02-2025	CLP	996,877	0.43
BCI Corredores de Bolsa Chile S.A.	Banco Itaú Corpbanca - Chile	12-26-2024	01-02-2025	CLP	499,111	0.43
BCI Corredores de Bolsa Chile S.A.	Banco Santander - Chile	12-26-2024	01-02-2025	CLP	1,664,112	0.43
BCI Corredores de Bolsa Chile S.A.	Banco Santander - Chile	12-26-2024	01-02-2025	CLP	291,480	0.43
BCI Corredores de Bolsa Chile S.A.	Banco Santander - Chile	12-26-2024	01-02-2025	CLP	235,893	0.43
BCI Corredores de Bolsa Chile S.A.	Banco Santander - Chile	12-26-2024	01-02-2025	CLP	115,219	0.43
Scotia Corredora de Bolsa Chile Ltda.	Banco Bice - Chile	12-23-2024	01-02-2025	CLP	36,685	0.43
Scotia Corredora de Bolsa Chile Ltda.	Banco Bice - Chile	12-23-2024	01-02-2025	CLP	238,387	0.43
Scotia Corredora de Bolsa Chile Ltda.	Banco Bice - Chile	12-30-2024	01-07-2025	CLP	3,854	0.48
Scotia Corredora de Bolsa Chile Ltda.	Banco Bice - Chile	12-30-2024	01-07-2025	CLP	20,224	0.48
Scotia Corredora de Bolsa Chile Ltda.	Banco Bice - Chile	12-23-2024	01-02-2025	CLP	25,272	0.43
Scotia Corredora de Bolsa Chile Ltda.	Banco Bice - Chile	12-30-2024	01-07-2025	CLP	275,970	0.48
Scotia Corredora de Bolsa Chile Ltda.	Banco Central de Chile	12-30-2024	01-02-2025	CLP	2,998,921	0.48
Scotia Corredora de Bolsa Chile Ltda.	Banco Consorcio - Chile	12-30-2024	01-07-2025	CLP	5,000,800	0.48
Scotia Corredora de Bolsa Chile Ltda.	Banco Consorcio - Chile	12-26-2024	01-02-2025	CLP	1,200,900	0.45
Scotia Corredora de Bolsa Chile Ltda.	Banco de Chile	12-26-2024	01-02-2025	CLP	500,375	0.45
Scotia Corredora de Bolsa Chile Ltda.	Banco de Chile	12-26-2024	01-02-2025	CLP	1,494	0.45
Scotia Corredora de Bolsa Chile Ltda.	Banco de Chile	12-26-2024	01-02-2025	CLP	3,501,131	0.45
Scotia Corredora de Bolsa Chile Ltda.	Banco de Chile	12-30-2024	01-07-2025	CLP	1,505,371	0.48
Scotia Corredora de Bolsa Chile Ltda.	Banco de Chile	12-30-2024	01-07-2025	CLP	8,796,277	0.48
Scotia Corredora de Bolsa Chile Ltda.	Banco del Estado de Chile	12-30-2024	01-02-2025	CLP	1,500,240	0.48
Scotia Corredora de Bolsa Chile Ltda.	Banco del Estado de Chile	12-26-2024	01-02-2025	CLP	4,003,000	0.45
Scotia Corredora de Bolsa Chile Ltda.	Banco del Estado de Chile	12-30-2024	01-02-2025	CLP	1,559	0.48
Scotia Corredora de Bolsa Chile Ltda.	Banco Security - Chile	12-26-2024	01-02-2025	CLP	250,323	0.45
Scotia Corredora de Bolsa Chile Ltda.	Banco Security - Chile	12-26-2024	01-02-2025	CLP	305,758	0.45
Scotia Corredora de Bolsa Chile Ltda.	Banco Security - Chile	12-26-2024	01-02-2025	CLP	318,162	0.45
Scotia Corredora de Bolsa Chile Ltda.	Banco Security - Chile	12-26-2024	01-02-2025	CLP	428,029	0.45
Scotia Corredora de Bolsa Chile Ltda.	Banco Security - Chile	12-26-2024	01-02-2025	CLP	699,228	0.45
Scotia Corredora de Bolsa Chile Ltda.	Banco Security - Chile	12-30-2024	01-07-2025	CLP	639,713	0.48
Scotia Corredora de Bolsa Chile Ltda.	Banco Security - Chile	12-30-2024	01-07-2025	CLP	1,838,316	0.48
Scotia Corredora de Bolsa Chile Ltda.	Banco Security - Chile	12-30-2024	01-07-2025	CLP	2,522,771	0.48
Total					57,570,583
(*)	All financial instruments acquired under resale agreements, correspond to time deposits and are subject to a fixed interest rate.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

As of December 31, 2023:

Financial entity	Underlying Asset (Time Deposit) (*)	Date of placement	Due date	Currency	Amount	Monthly interest rate (%)
					ThCh$
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Consorcio - Chile	12-21-2023	01-04-2024	CLP	501,150	0.69
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Consorcio - Chile	12-29-2023	01-04-2024	CLP	499,358	0.70
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Consorcio - Chile	12-29-2023	01-04-2024	CLP	68,791	0.70
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Chile	12-21-2023	01-04-2024	CLP	44,421	0.69
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-29-2023	01-04-2024	CLP	229,595	0.70
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-29-2023	01-04-2024	CLP	270,638	0.70
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-21-2023	01-04-2024	CLP	1,831,429	0.69
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-21-2023	01-04-2024	CLP	659,321	0.69
BancoEstado S.A. Corredores de Bolsa - Chile	Banco de Crédito e Inversiones - Chile	12-29-2023	01-04-2024	CLP	96,860	0.70
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Itaú Corpbanca - Chile	12-21-2023	01-04-2024	CLP	501,150	0.69
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	12-21-2023	01-04-2024	CLP	1,223,454	0.69
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	12-29-2023	01-04-2024	CLP	156,239	0.70
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	12-29-2023	01-04-2024	CLP	88,694	0.70
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	12-29-2023	01-04-2024	CLP	76,362	0.70
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Santander - Chile	12-29-2023	01-04-2024	CLP	214,256	0.70
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Security - Chile	12-21-2023	01-04-2024	CLP	501,150	0.69
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Scotiabank Chile	12-28-2023	01-04-2024	CLP	800,552	0.69
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Scotiabank Chile	12-28-2023	01-04-2024	CLP	1,501,035	0.69
BancoEstado S.A. Corredores de Bolsa - Chile	Banco Scotiabank Chile	12-21-2023	01-04-2024	CLP	1,503,450	0.69
BCI Corredores de Bolsa Chile S.A.	Banco de Chile	12-28-2023	01-02-2024	CLP	1,000,690	0.69
BCI Corredores de Bolsa Chile S.A.	Banco de Chile	12-29-2023	01-11-2024	CLP	1,979,530	0.70
BCI Corredores de Bolsa Chile S.A.	Banco Itaú Corpbanca - Chile	12-29-2023	01-11-2024	CLP	983,920	0.70
BCI Corredores de Bolsa Chile S.A.	Banco Santander - Chile	12-29-2023	01-11-2024	CLP	372,324	0.70
BCI Corredores de Bolsa Chile S.A.	Banco Security - Chile	12-29-2023	01-11-2024	CLP	979,874	0.70
BCI Corredores de Bolsa Chile S.A.	Banco Scotiabank Chile	12-29-2023	01-11-2024	CLP	2,295,554	0.70
BCI Corredores de Bolsa Chile S.A.	Banco Scotiabank Chile	12-29-2023	01-11-2024	CLP	2,292,952	0.70
Scotia Corredora de Bolsa Chile S.A.	Banco Bice - Chile	12-28-2023	01-04-2024	CLP	1,100,759	0.69
Scotia Corredora de Bolsa Chile S.A.	Banco Consorcio - Chile	12-29-2023	01-11-2024	CLP	2,301,073	0.70
Scotia Corredora de Bolsa Chile S.A.	Banco Consorcio - Chile	12-29-2023	01-11-2024	CLP	700,327	0.70
Scotia Corredora de Bolsa Chile S.A.	Banco de Chile	12-28-2023	01-02-2024	CLP	2,601,795	0.69
Scotia Corredora de Bolsa Chile S.A.	Banco de Chile	12-28-2023	01-04-2024	CLP	400,276	0.69
Scotia Corredora de Bolsa Chile S.A.	Banco de Chile	12-26-2023	01-04-2024	CLP	1,501,725	0.69
Scotia Corredora de Bolsa Chile S.A.	Banco de Chile	12-29-2023	01-11-2024	CLP	1,306,588	0.70
Scotia Corredora de Bolsa Chile S.A.	Banco de Chile	12-29-2023	01-11-2024	CLP	1,694,812	0.70
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	12-29-2023	01-11-2024	CLP	1,965,032	0.70
Scotia Corredora de Bolsa Chile S.A.	Banco de Crédito e Inversiones - Chile	12-29-2023	01-11-2024	CLP	2,737,161	0.70
Scotia Corredora de Bolsa Chile S.A.	Banco Itaú Corpbanca - Chile	12-29-2023	01-11-2024	CLP	3,001,400	0.70
Scotia Corredora de Bolsa Chile S.A.	Banco Santander - Chile	12-27-2023	01-04-2024	CLP	965,912	0.69
Scotia Corredora de Bolsa Chile S.A.	Banco Santander - Chile	12-27-2023	01-04-2024	CLP	135,100	0.69
Scotia Corredora de Bolsa Chile S.A.	Banco Santander - Chile	12-29-2023	01-11-2024	CLP	2,755,387	0.70
Scotia Corredora de Bolsa Chile S.A.	Banco Santander - Chile	12-29-2023	01-11-2024	CLP	2,847,226	0.70
Scotia Corredora de Bolsa Chile S.A.	Banco Security - Chile	12-29-2023	01-11-2024	CLP	350,163	0.70
Scotia Corredora de Bolsa Chile S.A.	Banco Scotiabank Chile	12-29-2023	01-11-2024	CLP	350,163	0.70
Scotia Corredora de Bolsa Chile S.A.	Banco Scotiabank Chile	12-29-2023	01-02-2024	CLP	650,303	0.70
Scotia Corredora de Bolsa Chile S.A.	Banco Scotiabank Chile	12-29-2023	01-09-2024	CLP	1,000,467	0.70
Total					49,038,418
(*)	All financial instruments acquired under resale agreements, correspond to time deposits and are subject to a fixed interest rate.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

Payments for business acquisitions are detailed as follows:

	For the years ended as of December 31,
	2025	2024	2023
	ThCh$	ThCh$	ThCh$
Total disbursement per business acquisition
Other cash payment to acquire interests in joint ventures (1)	(10,975,902)	(10,658,097)	(7,086,899)
Payment from changes in ownership interests in subsidiaries that do not result in loss of control (2)	-	(32,260,503)	(3,205,058)
Cash flows used to obtain control of subsidiaries or other businesses (3)	-	(551,585)	(2,000,000)
Proceeds from changes in ownership interests in subsidiaries that do not result in loss of control (4)	-	17,112,779	-

(1)	See Note 16 - Investments accounted for using equity method, number (2) for 2025, 2024 and 2023 and number (3) for 2023.
(2)	See Note 1 - General Information, letter C), number (3) for 2024 and 2023 and number (9) for 2024.
(3)	See Note 15 - Business Combination, letters a) and c) for 2024 and letter c) for 2023.
(4)	See Note 15 - Business Combination, letter b).

Note 9 Other non-financial assets

The Company maintained the following other non-financial assets:

	As of December 31, 2025		As of December 31, 2024
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Insurances paid	7,190,690	-	3,733,396	91,829
Advertising	12,050,096	4,687,307	13,826,543	10,728,679
Advances to suppliers	6,658,015	-	9,039,012	-
Prepaid expenses	5,453,636	3,500,774	2,609,228	2,671,728
Total advances	31,352,437	8,188,081	29,208,179	13,492,236
Guarantees paid	6,775	188,560	6,898	172,873
Consumables	992,358	-	1,074,281	-
Dividends receivable	945,899	-	854,084	-
Others	-	10,074	-	9,127
Total others assets	1,945,032	198,634	1,935,263	182,000
Total	33,297,469	8,386,715	31,143,442	13,674,236

Nature of each non-financial asset:

a)	Insurances paid: Annual payments for insurances policies are included, which are capitalized and then amortized according the term of the contract.

b)	Advertising: Corresponds to advertising and promotion contracts related to customers and advertising service providers, that promote our brands which are capitalized and then amortized according the term of the contract.

c)	Advances to suppliers: Mainly for services, purchase of raw materials and customs agents.

d)	Prepaid expenses: Services paid in advance that give entitlement to benefits usually for a period of 12 months, they are reflected against result as they are accrued.

e)	Guarantees paid: It is the initial payment for the lease of goods required by the lessor to ensure compliance with the conditions stipulated in the contract.

f)	Consumables: Under this item are mainly included security supplies, clothing or supplies to be used in administrative offices, such as: eyeglasses, gloves, masks, aprons, etc.

g)	Dividends receivable: Dividends receivable from associates and joint ventures.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

Note 10 Trade and other receivables

The trade and other receivables are detailed as follows:

	As of December 31, 2025		As of December 31, 2024
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Chile operating segment	248,883,607	-	237,369,286	-
International business operating segment	115,088,692	-	138,558,576	-
Wines operating segment	53,353,041	-	68,720,452	-
Total commercial debtors	417,325,340	-	444,648,314	-
Impairment loss estimate	(6,432,884)	-	(7,785,695)	-
Total commercial debtors - net	410,892,456	-	436,862,619	-
Others accounts receivables	62,798,956	4,954,334	69,848,554	5,966,414
Total other accounts receivable	62,798,956	4,954,334	69,848,554	5,966,414
Total	473,691,412	4,954,334	506,711,173	5,966,414

The Company’s accounts receivable are denominated in the following currencies:

	As of December 31, 2025	As of December 31, 2024
	ThCh$	ThCh$
Chilean Peso	311,625,800	299,240,865
Argentine Peso	93,882,495	121,581,952
US Dollar	27,346,851	52,213,269
Euro	8,669,008	7,817,297
Unidad de Fomento	2,366,684	2,606,146
Uruguayan Peso	8,901,100	8,684,460
Paraguayan Guarani	19,525,499	15,086,724
Bolivian	3,604,480	3,385,594
Others currencies	2,723,829	2,061,280
Total	478,645,746	512,677,587

The detail of the accounts receivable maturities as of December 31, 2025, is detailed as follows:

	Total	Current balance	Overdue balances
			0 to 3 months	3 to 6 months	6 to 12 months	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile operating segment	248,883,607	241,359,948	3,985,807	859,505	1,074,519	1,603,828
International business operating segment	115,088,692	103,257,833	9,695,117	1,027,924	464,464	643,354
Wines operating segment	53,353,041	48,315,107	4,479,044	214,408	114,725	229,757
Total commercial debtors	417,325,340	392,932,888	18,159,968	2,101,837	1,653,708	2,476,939
Impairment loss estimate	(6,432,884)	(1,274,277)	(1,203,124)	(810,100)	(1,207,763)	(1,937,620)
Total commercial debtors - net	410,892,456	391,658,611	16,956,844	1,291,737	445,945	539,319
Others accounts receivables	62,798,956	62,274,705	197,065	188,252	41,410	97,524
Total other accounts receivable	62,798,956	62,274,705	197,065	188,252	41,410	97,524
Total current	473,691,412	453,933,316	17,153,909	1,479,989	487,355	636,843
Others accounts receivables	4,954,334	4,954,334	-	-	-	-
Total non-current	4,954,334	4,954,334	-	-	-	-

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

The detail of the accounts receivable maturities as of December 31, 2024 is detailed as follows:

	Total	Current balance	Overdue balances
			0 to 3 months	3 to 6 months	6 to 12 months	More than 12 months
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Chile operating segment	237,369,286	227,786,575	5,823,766	1,143,994	1,430,423	1,184,528
International business operating segment	138,558,576	125,878,604	10,979,515	58,512	515,247	1,126,698
Wines operating segment	68,720,452	61,101,828	7,123,480	359,386	45,864	89,894
Total commercial debtors	444,648,314	414,767,007	23,926,761	1,561,892	1,991,534	2,401,120
Impairment loss estimate	(7,785,695)	(2,433,055)	(816,441)	(708,190)	(1,720,870)	(2,107,139)
Total commercial debtors - net	436,862,619	412,333,952	23,110,320	853,702	270,664	293,981
Others accounts receivables	69,848,554	69,335,509	189,703	164,757	97	158,488
Total other accounts receivable	69,848,554	69,335,509	189,703	164,757	97	158,488
Total current	506,711,173	481,669,461	23,300,023	1,018,459	270,761	452,469
Others accounts receivables	5,966,414	5,966,414	-	-	-	-
Total non-current	5,966,414	5,966,414	-	-	-	-

The Company markets its products through wholesale customers, retail and supermarket chains. As of December 31, 2025, the accounts receivable from the three most important supermarket chains in Chile and Argentina represent 25% (22% as of December 31, 2024) of the total accounts receivable.

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

The general criteria for the determination of the provision for impairment has been established in the framework of IFRS 9, which requires analyzing the behavior of the client portfolio in the long term in order to generate an expected credit loss index by tranches based on the age of the portfolio. This analysis delivered the following results for the Company:

	As of December 31, 2025			As of December 31, 2024
	Credit loss rate	Total carrying amount	Impairment provision	Credit loss rate	Total carrying amount	Impairment provision
		ThCh$	ThCh$		ThCh$	ThCh$
Up to date	0.10%	455,207,593	(1,274,277)	0.09%	484,102,516	(2,433,055)
0 to 3 months	24.88%	18,357,033	(1,203,124)	22.16%	24,116,464	(816,441)
3 to 6 months	61.91%	2,290,089	(810,100)	61.53%	1,726,649	(708,190)
6 to 12 months	100.00%	1,695,118	(1,207,763)	100.00%	1,991,631	(1,720,870)
More than 12 months	100.00%	2,574,463	(1,937,620)	100.00%	2,559,608	(2,107,139)
Total		480,124,296	(6,432,884)		514,496,868	(7,785,695)

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

The movement of the impairment losses provision for accounts receivable is as follows:

	As of December 31, 2025	As of December 31, 2024
	ThCh$	ThCh$
Balance at the beginning of year	(7,785,695)	(7,751,305)
Estimate of expected credit losses up 12 months	(1,285,734)	(2,339,099)
Estimate of expected credit losses longer than 12 months	(126,899)	(74,570)
Impairment provision of accounts receivable	(1,412,633)	(2,413,669)
Uncollectible accounts	1,470,266	987,556
Add back of unused provisions	401,809	1,694,001
Estimates resulting from business combinations (1)	-	(441,993)
Effect of translation into presentation currency	893,369	139,715
Total	(6,432,884)	(7,785,695)
(1)	See Note 1 - Information general, letter C), number (8).

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

Conditions of the balances and transactions with related parties:

(1)	Business operations agreed upon Chilean peso with a payment condition usually up to 30 days.

(2)	Business operations agreed upon in foreign currencies and with a payment condition up to 30 days.

(3)	Corresponds to the debt acknowledgement made on December 29, 2023, between the subsidiary Cervecería Kunstmann S.A. and Cervecería Kunstmann Ltda., where the latter declares that it owes an amount of UF 18,421.9, which it is obliged to pay as from January 2024 with an annual interest rate of 6.6%, in 12 equal and successive installments of UF 1,590.6.

On December 31, 2024 another debt acknowledgement was made between the subsidiary Cervecería Kunstmann S.A. and Cervecería Kunstmann Ltda., where the latter declares that it owes an amount of UF 28,365.9, which it is obliged to pay as from January 2025 with an annual interest rate of 6.8%, in 24 equal and successive installments of UF 676.6. On February, 2025, Cervecería Kunstmann Ltda. made an advance payment of UF 20,581.21 corresponding to capital, reducing the total debt of this recognition.

On June 30, 2025 an addendum to the debt acknowledgment which took place on December 31, 2024, was signed, resulting on an adjustment of the annual interest rate from 6.8% to 2.8%. The total amount of the debt as of June 30, 2025 amounts to UF 7,234.83 which Cervecería Kunstmann Ltda. Will pay on 41 equal and successive payments of UF 185.24.

(4)	According to the Share sales Purchase Agreement, dated April 29, 2024, the subsidiary Cervecería Kunstmann S.A., assigns and transfers to Cervecería Szot SpA. all the shares it held in Cervecería Szot SpA., which correspond to 97,856 shares, all ordinary shares of the same series, and which were fully paid. The amount of the transaction amounted to ThCh$ 208,755, which generated a negative equity effect at the Company's level of ThCh$ 60,881.

The payment of the shares, was made on the same date, through the transfer of ownership of the trademarks from Cervecería Szot SpA. to Cervecería Kunstmann S.A. for ThCh$ 251,756 and the difference, amounting to ThCh$ 43,000, was paid in cash by Cervecería Kunstmann S.A.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

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

(5)	According to the Share sales Purchase Agreement, dated December 12, 2024, the subsidiary CCU Inversiones II SpA. sold all the shares it held in Coralina S.A., wich responds to 18,000 all ordinary shares of the same series, and wich were fully paid. The amount of the transaction amounted to USD 251,556 (equivalent to ThCh$ 245,471), wich generated generated a negative effect on the Company’s equity ThCh$ 107,286.

(6)	Corresponds to a loan between Inversiones BEBINV S.A. and the subsidiary Bebidas Bolivianas BBO S.A. dated April 2, 2025, amounted to USD 490,000 with a one-year maturity, accruing interest at an annual fixed rate of 5.7%. Interest and principal will be paid at the end of the established term.

On August 21, 2025, a new loan was held between Inversiones BEBINV S.A. and the subsidiary Bebidas Bolivianas BBO S.A. dated August 25, 2025, amounted to USD 1,225,000 with a two-year maturity, accruing interest at an annual fixed rate of 5.86%. Interest will be paid annually and principal will be paid at the end of the established term.

On December 18, 2025, a new loan was held between Inversiones BEBINV S.A. and the subsidiary Bebidas Bolivianas BBO S.A. dated December 19, 2025, amounted to USD 459,000 with a two-year maturity, accruing interest at an annual fixed rate of 6.05%. Interest will be paid annually and principal will be paid at the end of the established term.

(7)	On December 9, 2025, a capital reduction was agreed of Cervecera Guayacán SpA. equivalent to 196,154 shares owned by Cervecería Kunstmann S.A. equivalent to UF 17,516.28 (ThCh$ 695,548). Subsequently, on the same date Cervecera Guayacán SpA. agrees to pay Cervecería Kunstmann S.A., for this sales of shares the total amount of UF 5,849.62 equivalent to ThCh$ 217,985 that will be paid in cash within 90 days from the date of contract and the remaining UF 12,026.66, equivalent to ThCh$ 477,563 will be paid in 10 annual installments from the date of the contract.

(8)	On December 9, 2025, Cerveza Guayacán SpA. acquire the brands “Guayacán” and “Guayacán la Cerveza del Valle del Elqui” amounting M$ 1,303, which is going to be paid within 90 days from the date of contract amounting ThCh$ 670,985 and through the compensation of the account given against Cervecera Guayacán SpA. amounting ThCh$ 632,015.

(9)	On December 26, 2025, Cervecería Kunstmann S.A. acquires 5,041 shares of Cerveza Dolbek SpA. equivalent to 19% of interest, for an amount of ThCh$ 1,010,294 of which UF 11,062.9 equivalent to ThCh$ 439,294 will be paid in cash within 90 days from the date of contract and the remaining amount of ThCh$ 571,000 equivalent to 14% of dividens paid annualy for a period of 10 years, beginning on 2026.

(10)	On December 30, 2025, a capital reduction was agreed of Cervecería Belga de la Patagonia SpA. whereby Cervecería Kunstmann S.A. withdrew from the company, generating an account receivable to Cervecería Belga de la Patagonia SpA. amounting ThCh$ 599,828, that will be paid in 10 years at an interest rate of 3.97%.

The transaction table includes the main transactions made with related parties.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

The detail of the accounts receivable and payable from related parties are detailed as follows:

Accounts receivable from related parties

Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2025	As of December 31, 2024
							ThCh$	ThCh$
6,062,786-K	Andrónico Luksic Craig	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	599
6,525,286-4	Francisco Pérez Mackenna	Chile	(1)	Chairman of CCU until January 31, 2026	Sales of products	CLP	114	-
71,614,000-8	Universidad de los Andes	Chile	(1)	Related to the Company's CEO	Sales of products	CLP	9,336	-
76,002,201-2	SAAM Puertos S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	64	53
76,035,409-0	Cervecera Guayacán SpA.	Chile	(1)	Co-director in subsidiary	Sales of products	CLP	27,118	-
76,035,409-0	Cervecera Guayacán SpA.	Chile	(7)	Co-director in subsidiary	Sale of shares	UF	265,742	-
76,077,848-6	Cervecería Belga de la Patagonia SpA.	Chile	(1)	Co-director in subsidiary	Services provided	CLP	29,957	-
76,077,848-6	Cervecería Belga de la Patagonia SpA.	Chile	(1)	Co-director in subsidiary	Sales of products	CLP	141,119	-
76,077,848-6	Cervecería Belga de la Patagonia SpA.	Chile	(10)	Co-director in subsidiary	Capital reduction	CLP	59,983	-
76,115,132-0	Canal 13 SpA.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	1,508	-
76,178,803-5	Viña Tabalí S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	1,297	1,292
76,275,453-3	Tech Pack S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	23	23
76,363,269-5	Inversiones Alabama Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	996	863
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	(1)	Related to the controller's shareholder	Services provided	CLP	2,962	-
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	229	8,262
76,455,830-8	Watt’s S.A.	Chile	(1)	Related joint venture shareholder	Sales of products	CLP	12,288	6,983
76,486,051-9	Inversiones Río Elqui SpA.	Chile	(1)	Co-director in subsidiary	Sales of products	CLP	4,136	42,814
76,729,932-K	SAAM Logistics S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	700	13,837
76,806,870-4	Transacciones e Inversiones Arizona Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	13
77,003,342-K	Origen Patagónico SpA.	Chile	(1)	Related to non-controlling subsidiary	Sales of products	CLP	-	24,122
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Related to non-controlling subsidiary	Services provided	CLP	102,197	51,242
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(1)	Related to non-controlling subsidiary	Sales of products	CLP	647,865	125,620
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(3)	Related to non-controlling subsidiary	Sales of products	CLP	89,212	366,922
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	439	771
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidiary of joint venture	Sales of products	CLP	3,988,527	4,065,106
77,755,610-K	Comercial Patagona Ltda.	Chile	(2)	Subsidiary of joint venture	Sales of products	USD	13,707	14,952
78,053,790-6	Servipag Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	914	946
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	(1)	Shareholder of joint operation of the subsidiary	Services provided	CLP	965,825	923,426
78,306,560-6	Inmobiliaria e Inversiones Río Claro S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	109	109
81,095,400-0	Sonacol S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	462	443
81,148,200-5	Ferrocarril de Antofagasta a Bolivia S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	3,914	1,661
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Advance purchase	CLP	800,000	800,000
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	(1)	Shareholder of subsidiary	Sales of products	CLP	3,928	8,414
90,160,000-7	Compañía Sud Americana de Vapores S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	1,880	2,256
90,703,000-8	Nestlé Chile S.A.	Chile	(1)	Shareholder of subsidiary	Services provided	CLP	8,500	-
90,703,000-8	Nestlé Chile S.A.	Chile	(1)	Shareholder of subsidiary	Sales of products	CLP	30,567	34,867
91,021,000-9	Invexans S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	56
91,705,000-7	Quiñenco S.A.	Chile	(1)	Controller's shareholder	Sales of products	CLP	9,007	5,065
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	7,231	6,594
93,920,000-2	Antofagasta Minerals S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	6,566	-
94,625,000-7	Inversiones Enex S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	290,655	280,418
96,536,010-7	Inversiones Consolidadas Ltda.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	957	1,016
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	3,148	3,677
96,591,040-9	Empresas Carozzi S.A.	Chile	(1)	Shareholder of joint operation of the subsidiary	Sales of products	CLP	24,462	24,438
96,610,780-4	Portuaria Corral S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	442	681
96,645,790-2	Socofin S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	1,667
96,657,210-8	Transportes Fluviales Corral S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	511	640
96,657,690-1	Inversiones Punta Brava S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	610
Sub-total							7,558,597	6,820,458

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

Accounts receivable from related parties (continuation):

Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2025	As of December 31, 2024
							ThCh$	ThCh$
96,767,630-6	Banchile Administradora General Fondos S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	1,394	-
96,810,030-0	RDF Media SpA.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	131	126
96,819,020-2	Agrícola El Cerrito S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	326	26
96,847,140-6	Inmobiliaria Norte Verde S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	431	443
96,908,930-0	San Vicente Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	4,074	7,227
96,908,970-K	San Antonio Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	355
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Services provided	CLP	1,653,527	1,256,883
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Sale of fixed asset	CLP	-	252,072
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Sales of products	CLP	20,731	-
97,004,000-5	Banco de Chile	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	42,219	36,214
99,506,030-2	Muellaje del Maipo S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	-	3,248
99,525,700-9	Las Margaritas S.A.	Chile	(1)	Related to the controller's shareholder	Sales of products	CLP	406	-
0-E	Danone Argentina S.A.	Argentina	(2)	Related to the shareholder's associate	Sales of products	ARS	11,882	11,689
0-E	Kasdorf S.A.	Argentina	(2)	Related to non-controlling subsidiary	Sales of products	ARS	270	-
0-E	Nutricia Bagó S.A.	Argentina	(2)	Related to non-controlling subsidiary	Sales of products	ARS	2,214	-
0-E	Central Cervecera de Colombia S.A.S.	Colombia	(2)	Joint venture of subsidiary	Sales of products	USD	-	14,923
0-E	Nestlé Waters Marketing & Distribution S.A.S.	France	(2)	Related to non-controlling subsidiary	Services provided	Euros	-	7,247
0-E	Paulaner Brauerei Gruppe GmbH & Co. KGaA	Germany	(2)	Related to the controller's shareholder	Advance purchase	USD	-	37,122
0-E	Paulaner Brauerei Gruppe GmbH & Co. KGaA	Germany	(2)	Related to the controller's shareholder	Advance purchase	Euros	114,093	-
0-E	Amstel Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Services provided	Euros	110,547	-
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Services provided	Euros	-	21,957
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Services provided	USD	120,937	116,343
0-E	A.J. Boston S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	PYG	-	64
0-E	AJ S.A. Calidad Ante Todo	Paraguay	(2)	Related to non-controlling subsidiary	Advance purchase	USD	-	2,024,183
0-E	AJ S.A. Calidad Ante Todo	Paraguay	(2)	Related to non-controlling subsidiary	Services provided	PYG	104,178	-
0-E	AJ S.A. Calidad Ante Todo	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	PYG	-	1,399,570
0-E	AJ S.A. Calidad Ante Todo	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	USD	2,435,005	852,648
0-E	Alimentos Distribución y Servicios S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	PYG	304,252	203,491
0-E	Alimentos y Servicios Fritos S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	PYG	172	-
0-E	Central de Ventas TV S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	PYG	820	379
0-E	Compañía de Desarrollo Agropecuario S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	PYG	-	200
0-E	Compañía de Desarrollo Inmobiliario S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	PYG	19	27,885
0-E	Contenidos Dirigidos S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	PYG	-	852
0-E	Editorial el País S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	PYG	1,177	893
0-E	Fundación Santa Librada	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	PYG	891	97
0-E	Gabana S.A	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	PYG	36,192	-
0-E	Hispanoamérica TV del Paraguay S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	PYG	105	235
0-E	Laser Import S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	PYG	199	24
0-E	Lauralia S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	PYG	17	4
0-E	Modiser S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	PYG	302	-
0-E	Recursos Oportunos S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	PYG	-	11
0-E	Retail S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	PYG	3,595,888	2,299,097
0-E	Servicios Contables y Sistemas del Paraguay S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	PYG	1,004	1,355
0-E	Servicios Digitales S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	PYG	28	13
0-E	Talismán S.A.	Paraguay	(2)	Related to the subsidiary's shareholder	Sales of products	PYG	345	1,893
0-E	TV Acción S.A.	Paraguay	(2)	Related to the subsidiary's shareholder	Sales of products	PYG	1,222	1,325
0-E	Yerbatera Campesino S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Sales of products	PYG	185	-
0-E	Société des Produits Nestlé S.A.	Switzerland	(2)	Related to the subsidiary's shareholder	Services provided	Other currencies	-	101,438
Sub-total							8,565,183	8,681,532
Total							16,123,780	15,501,990

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

Non Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2025	As of December 31, 2024
							ThCh$	ThCh$
76,077,848-6	Cervecería Belga de la Patagonia SpA.	Chile	(10)	Co-director in subsidiary	Capital reduction	CLP	539,846	-
76,035,409-0	Cervecera Guayacán SpA.	Chile	(7)	Co-director in subsidiary	Sale of shares	UF	429,806	-
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	(3)	Related to non-controlling subsidiary	Sales of products	CLP	164,612	844,344
Total							1,134,264	844,344

Accounts payable to related parties

Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2025	As of December 31, 2024
							ThCh$	ThCh$
76,035,409-0	Cervecera Guayacán SpA.	Chile	(1)	Co-director in subsidiary	Purchase of products	CLP	6,647	-
76,035,409-0	Cervecera Guayacán SpA.	Chile	(8)	Co-director in subsidiary	Brand purchase	CLP	670,985	-
76,035,409-0	Cervecera Guayacán SpA.	Chile	(1)	Co-director in subsidiary	Royalty	CLP	32,803	-
76,077,848-6	Cervecería Belga de la Patagonia SpA.	Chile	(1)	Co-director in subsidiary	Purchase of products	CLP	18,042	-
76,077,848-6	Cervecería Belga de la Patagonia SpA.	Chile	(1)	Co-director in subsidiary	Royalty	CLP	122,816	-
76,097,190-1	Sociedad Cervecera Beacha Compañía Ltda.	Chile	(9)	Shareholder of subsidiary	Purchase of shares	UF	439,294	-
76,097,190-1	Sociedad Cervecera Beacha Compañía Ltda.	Chile	(9)	Shareholder of subsidiary	Purchase of shares	CLP	48,000	-
76,115,132-0	Canal 13 SpA.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	855,940	665,792
76,178,803-5	Viña Tabalí S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	7,009	-
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	4,279	27,814
76,455,830-8	Watt’s S.A.	Chile	(1)	Related joint venture shareholder	Purchase of products	CLP	718,433	468,660
76,486,051-9	Inversiones Río Elqui SpA.	Chile	(1)	Co-director in subsidiary	Services received	CLP	-	697
76,729,932-K	SAAM Logistics S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	360,619	751,761
77,003,342-K	Origen Patagónico SpA.	Chile	(1)	Related to non-controlling subsidiary	Services received	CLP	-	3,097
77,755,610-K	Comercial Patagona Ltda.	Chile	(1)	Subsidiary of joint venture	Services received	CLP	104,949	119,825
78,053,790-6	Servipag Ltda.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	5,154	2,525
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	(1)	Shareholder of joint operation of the subsidiary	Purchase of products	CLP	1,628,966	3,066,334
90,703,000-8	Nestlé Chile S.A.	Chile	(1)	Shareholder of subsidiary	Purchase of products	CLP	1,495,457	-
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	(1)	Related to the controller's shareholder	Purchase of products	CLP	70,380	289,011
94,058,000-5	Servicios Aeroportuarios Aerosan S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	2,323	2,384
96,591,040-9	Empresas Carozzi S.A.	Chile	(2)	Shareholder of joint operation of the subsidiary	Purchase of products	USD	114,479	2,925
96,591,040-9	Empresas Carozzi S.A.	Chile	(1)	Shareholder of joint operation of the subsidiary	Purchase of products	CLP	805,600	674,567
96,657,690-1	Inversiones Punta Brava S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	50,012	59,876
96,798,520-1	SAAM Extraportuarios S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	-	197
96,810,030-0	RDF Media SpA.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	909	34,412
96,908,930-0	San Vicente Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	-	15
96,908,970-K	San Antonio Terminal Internacional S.A.	Chile	(1)	Related to the controller's shareholder	Services received	CLP	792	2,945
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Purchase of products	CLP	2,974,648	2,489,546
96,919,980-7	Cervecería Austral S.A.	Chile	(1)	Joint venture	Royalty	CLP	789,383	1,055,464
97,004,000-5	Banco de Chile	Chile	(1)	Related to the controller's shareholder	Services received	CLP	-	331,390
0-E	Danone Argentina S.A.	Argentina	(2)	Related to the shareholder's associate	Purchase of products	ARS	2,515	-
0-E	Aguas Danone de Argentina S.A.	Argentina	(2)	Associate of subsidiary	Services received	ARS	91,610	67,088
0-E	Danone Argentina S.A.	Argentina	(2)	Related to the shareholder's associate	Services received	ARS	99,825	175,594
0-E	Inversiones BEBINV S.A.	Bolivia	(6)	Shareholder of subsidiary	Loan	USD	487,517	-
0-E	Ecor Ltda.	Bolivia	(2)	Related to non-controlling subsidiary	Services received	BOB	51,631	13,950
0-E	Central Cervecera de Colombia S.A.S.	Colombia	(2)	Joint venture of subsidiary	Services received	USD	128,378	60,022
0-E	Nestlé Waters Marketing & Distribution S.A.S.	France	(2)	Related to non-controlling subsidiary	Purchase of products	Euros	11,298	63,378
0-E	Danone S.A.	France	(2)	Related to the shareholder's associate	Services received	Euros	68,866	67,431
0-E	Evian - S.A. des Eaux Minerales	France	(2)	Related to non-controlling subsidiary	Services received	Euros	63,127	61,310
0-E	Nestlé Waters Management & Technology S.A.S.	France	(2)	Related to non-controlling subsidiary	Services received	Euros	1,579	19,125
Sub-total							12,334,265	10,577,135

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

Accounts payable to related parties (continuation):

Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2025	As of December 31, 2024
							ThCh$	ThCh$
0-E	Amstel Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Royalty	USD	863,290	432,613
0-E	Amstel Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Royalty	Euros	-	262,340
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Purchase of products	USD	271,330	577,618
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Royalty	Euros	7,467,640	20,536,740
0-E	Heineken Brouwerijen B.V.	Netherlands	(2)	Related to the controller's shareholder	Royalty	USD	2,578,401	1,721,042
0-E	Heineken Supply Chain B.V.	Netherlands	(2)	Related to the controller's shareholder	Purchase of products	Euros	54	26
0-E	AJ S.A. Calidad Ante Todo	Paraguay	(2)	Related to non-controlling subsidiary	Purchase of products	PYG	70,827	1,885,846
0-E	Alimentos Distribución y Servicios S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Services received	PYG	139,425	195,266
0-E	Central de Ventas TV S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Services received	PYG	-	14,073
0-E	Compañía de Bienes Raíces del Paraguay S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Services received	PYG	702	389
0-E	Compañía de Desarrollo Inmobiliario S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Services received	PYG	-	2,935
0-E	Enex Paraguay S.A.E.	Paraguay	(2)	Related to non-controlling subsidiary	Services received	PYG	326	-
0-E	Hispanoamérica TV del Paraguay S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Services received	PYG	-	2,111
0-E	Laser Import S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Services received	PYG	-	282
0-E	Retail S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Services received	PYG	674,484	186,659
0-E	Servicios Contables y Sistemas del Paraguay S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Services received	PYG	3,003	947
0-E	TV Acción S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Services received	PYG	-	6,918
0-E	Yerbatera Campesino S.A.	Paraguay	(2)	Related to non-controlling subsidiary	Purchase of products	PYG	-	14,578
0-E	Société des Produits Nestlé S.A.	Switzerland	(2)	Related to the subsidiary's shareholder	Royalty	Other currencies	59,814	-
Sub-total							12,129,296	25,840,383
Total							24,463,561	36,417,518

Non Current:

Tax ID	Company	Country of origin	Ref.	Relationship	Transaction	Currency	As of December 31, 2025	As of December 31, 2024
							ThCh$	ThCh$
76,097,190-1	Sociedad Cervecera Beacha Compañía Ltda.	Chile	(9)	Shareholder of subsidiary	Purchase of shares	CLP	523,000	-
0-E	Inversiones BEBINV S.A.	Bolivia	(6)	Shareholder of subsidiary	Loan	USD	1,511,279	-
Total							2,034,279	-

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

Most significant transactions and effects on results:

For the years ended December 31, 2025 and 2024, the most significant transactions with related parties are detailed as follows:

Tax ID	Company	Country of origin	Relationship	Transaction	2025		2024
					Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)
					ThCh$	ThCh$	ThCh$	ThCh$
6,062,786-K	Andrónico Luksic Craig	Chile	Related to the controller's shareholder	Business operations	6,717	3,214	13,557	6,718
6,525,286-4	Francisco Pérez Mackenna	Chile	Chairman of CCU until January 31, 2026	Business operations	141	102	1,264	709
6,770,473-8	Armin Kunstmann Telge	Chile	Chairman of subsidiary	Business operations	265	193	245	186
52,000,721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	Subsidiary shareholder until April 29, 2024	Sale of shares	-	-	208,755	-
71,614,000-8	Universidad de los Andes	Chile	Related to the Company's CEO	Business operations	35,328	18,119	-	-
76,035,409-0	Cervecera Guayacán SpA.	Chile	Co-director in subsidiary	Sale of shares	695,548	-	-	-
76,035,409-0	Cervecera Guayacán SpA.	Chile	Co-director in subsidiary	Brand purchase	670,985	-	-	-
76,035,409-0	Cervecera Guayacán SpA.	Chile	Co-director in subsidiary	Business operations	45,347	(45,347)	-	-
76,077,848-6	Cervecería Belga de la Patagonia SpA.	Chile	Co-director in subsidiary	Business operations	103,207	(103,207)	-	-
76,077,848-6	Cervecería Belga de la Patagonia SpA.	Chile	Co-director in subsidiary	Capital reduction	599,829	-	-	-
76,097,190-1	Sociedad Cervecera Beacha Compañía Ltda.	Chile	Shareholder of subsidiary	Purchase of shares	1,010,294	-	-	-
76,115,132-0	Canal 13 SpA.	Chile	Related to the controller's shareholder	Business operations	1,032,247	(1,032,247)	983,007	(983,007)
76,313,970-0	Inversiones Irsa Ltda.	Chile	Related to the controller	Dividends paid	4,658,716	-	5,120,726	-
76,380,217-5	Hapag-Lloyd Chile SpA.	Chile	Related to the controller's shareholder	Business operations	147,329	(100,806)	112,233	(65,454)
76,455,830-8	Watt´s S.A.	Chile	Related joint venture shareholder	Business operations	7,867,508	(560,597)	9,995,584	(233,146)
76,486,051-9	Inversiones Río Elqui SpA.	Chile	Co-director in subsidiary	Business operations	18,484	7,093	6,354	2,916
76,729,932-K	SAAM Logistics S.A.	Chile	Related to the controller's shareholder	Business operations	434,668	-	528,370	-
76,800,322-K	Yanghe Chile SpA.	Chile	Shareholder of subsidiary	Dividends paid	1,200,090	-	891,244	-
77,003,342-K	Origen Patagónico SpA.	Chile	Related to non-controlling subsidiary	Business operations	48,013	11,063	44,197	3,777
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Business operations	976,283	378,589	1,174,228	531,193
77,051,330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Collection of product sales	966,365	21,045	572,254	23,819
77,450,163-0	Panda SpA.	Chile	Shareholder of subsidiary	Purchase of shares	-	-	250,000	-
77,450,163-0	Panda SpA.	Chile	Shareholder of subsidiary	Dividends paid	72,454	-	-	-
77,486,593-4	MBB SpA.	Chile	Shareholder of subsidiary	Purchase of shares	-	-	250,000	-
77,486,593-4	MBB SpA.	Chile	Shareholder of subsidiary	Dividends paid	72,454	-	-	-
77,755,610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Business operations	14,111,338	4,195,930	13,877,386	4,602,388
78,053,790-6	Servipag Ltda.	Chile	Related to the controller's shareholder	Business operations	10,926	(10,926)	13,457	(13,457)
78,259,420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Business operations	31,337,033	3,522,301	29,744,965	6,440,010
79,985,340-K	Cervecera Valdivia S.A.	Chile	Shareholder of subsidiary	Dividends paid	811,268	-	833,684	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Dividends paid	1,502,433	-	1,465,381	-
81,805,700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Business operations	9,813,896	6,424	8,181,361	7,955
90,703,000-8	Nestlé Chile S.A.	Chile	Shareholder of subsidiary	Dividends paid	11,939,712	-	9,428,103	-
90,703,000-8	Nestlé Chile S.A.	Chile	Shareholder of subsidiary	Business operations	2,920,857	363,430	294,521	245,125
91,705,000-7	Quiñenco S.A.	Chile	Controller's shareholder	Business operations	23,094	10,881	20,593	10,239
92,011,000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Business operations	919,159	(901,573)	1,028,672	(1,006,472)
93,920,000-2	Antofagasta Minerals S.A.	Chile	Related to the controller's shareholder	Business operations	4,818	1,972	735	360
94,058,000-5	Servicios Aeroportuarios Aerosan S.A.	Chile	Related to the controller's shareholder	Business operations	11,399	-	19,511	-
94,625,000-7	Inversiones Enex S.A.	Chile	Related to the controller's shareholder	Business operations	2,339,567	948,358	2,159,882	936,483
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Dividends paid	40,194,202	-	44,180,306	-
96,427,000-7	Inversiones y Rentas S.A.	Chile	Controller	Business operations	12,662	12,662	12,120	12,120
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investments	639,160,000	-	8,900,000	-
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Redemption value	638,557,919	147,919	8,903,287	3,287
96,591,040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation of the subsidiary	Business operations	17,242,082	133,847	17,244,378	128,734
96,657,690-1	Inversiones Punta Brava S.A.	Chile	Related to the controller's shareholder	Business operations	185,069	(181,980)	119,582	(117,559)
96,689,310-9	Transbank S.A.	Chile	Related to the controller's shareholder	Business operations	238,906	(238,906)	185,941	(185,941)
96,798,520-1	SAAM Extraportuario S.A.	Chile	Related to the controller's shareholder	Business operations	16,431	-	13,899	-
96,810,030-0	RDF Media SpA.	Chile	Related to the controller's shareholder	Business operations	101,566	(101,566)	191,714	(191,714)
96,908,930-0	San Vicente Terminal Internacional S.A.	Chile	Related to the controller's shareholder	Business operations	27,711	20,183	30,031	22,824
96,908,970-K	San Antonio Terminal Internacional S.A.	Chile	Related to the controller's shareholder	Business operations	61,815	(61,815)	50,577	(50,577)
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Dividends received	882,817	-	899,143	-
96,919,980-7	Cervecería Austral S.A.	Chile	Joint venture	Business operations	32,490,032	(3,462,203)	30,128,605	(3,814,181)

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

For the years ended December 31, 2025 and 2024, the most significant transactions with related parties are detailed as follows (continuation):

Tax ID	Company	Country of origin	Relationship	Transaction	2025		2024
					Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)
					ThCh$	ThCh$	ThCh$	ThCh$
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Purchase of derivatives	6,767,059	(6,767,059)	592,217	592,217
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Sales of derivatives	915,724	915,724	157,598	(157,598)
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investments	-	-	28,530,440	-
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Business operations	491,309	369,288	356,014	254,351
97,004,000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investment rescue	-	-	28,866,521	336,081
99,506,030-2	Muellaje del Maipo S.A.	Chile	Related to the controller's shareholder	Business operations	10,690	7,753	10,915	8,295
0-E	Aguas Danone de Argentina S.A.	Argentina	Associate of subsidiary	Business operations	354,542	(354,542)	218,750	(218,750)
0-E	Aguas de Origen S.A.	Argentina	Joint venture of subsidiary until June 30, 2024	Business operations	-	-	69,329,305	12,357,836
0-E	Danone Argentina S.A.	Argentina	Related to the shareholder's associate	Business operations	262,512	(243,160)	168,571	(168,571)
0-E	Kasdorf S.A.	Argentina	Related to non-controlling subsidiary	Business operations	986	986	-	-
0-E	Nutricia Bagó S.A.	Argentina	Related to non-controlling subsidiary	Business operations	1,760	1,760	-	-
0-E	Ecor Ltda.	Bolivia	Related to non-controlling subsidiary	Business operations	123,857	(123,857)	275,146	(275,146)
0-E	Inversiones BEBINV S.A.	Bolivia	Shareholder of subsidiary	Capital contribution	230,135	-	2,708,166	-
0-E	Inversiones BEBINV S.A.	Bolivia	Shareholder of subsidiary	Loan	2,049,656	(44,774)	-	-
0-E	Central Cervecera de Colombia S.A.S.	Colombia	Joint venture	Capital contribution	10,975,901	-	10,658,097	-
0-E	Central Cervecera de Colombia S.A.S.	Colombia	Joint venture	Business operations	75,326	(75,326)	686,494	(686,494)
0-E	Nestlé Waters Marketing & Distribution S.A.S.	France	Related to non-controlling subsidiary	Business operations	165,808	(34,581)	288,911	(117,789)
0-E	Paulaner Brauerei Gruppe GmbH & Co. KgaA	Germany	Related to the controller's shareholder	Business operations	234,689	-	173,756	-
0-E	Amstel Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Business operations	639,760	(127,376)	1,592,389	(1,592,389)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Business operations	29,717,640	(23,860,143)	33,077,344	(22,359,975)
0-E	Heineken Supply Chain B.V.	Netherlands	Related to the controller's shareholder	Business operations	57,438	-	65,235	-
0-E	AJ S.A. Calidad Ante Todo	Paraguay	Related to non-controlling subsidiary	Business operations	5,697,146	20,257	10,546,651	(142,942)
0-E	Alimentos Distribución y Servicios S.A.	Paraguay	Related to non-controlling subsidiary	Business operations	2,464,258	82,840	601,913	(79,189)
0-E	Ana Yakisich	Paraguay	Shareholder of subsidiary	Exchange and sale of shares	-	-	14,458,044	-
0-E	Antonio Vierci	Paraguay	Shareholder of subsidiary	Exchange and sale of shares	-	-	14,458,044	-
0-E	Central de Ventas TV S.A.	Paraguay	Related to non-controlling subsidiary	Business operations	38,954	(38,954)	49,679	(49,679)
0-E	Enex Paraguay S.A.E.	Paraguay	Related to the controller's shareholder	Business operations	4,616	(3,917)	28,338	(23,634)
0-E	Gabana S.A.	Paraguay	Related to non-controlling subsidiary	Business operations	467,132	205,538	525,310	231,136
0-E	Retail S.A.	Paraguay	Related to non-controlling subsidiary	Business operations	12,757,058	2,942,336	4,863,561	899,908
0-E	Servicios Contables y Sistemas del PY S.A.	Paraguay	Related to non-controlling subsidiary	Business operations	96,329	(96,329)	-	-
0-E	Sudameris Bank S.A.E.C.A.	Paraguay	Related until February 20, 2024	Purchase of shares	-	-	31,549,348	-
0-E	Societé des Produits Nestlé S.A.	Switzerland	Related to the subsidiary's shareholder	Business operations	403,192	(403,192)	666,188	(666,188)
0-E	Pepsi-Cola Manufacturing Co. Of Uruguay S.R.L.	Uruguay	Related of joint operation	Business operations	11,235,556	-	9,875,213	-

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

For the years ended December 31, 2024 and 2023, the most significant transactions with related parties are detailed as follows:

Tax ID	Company	Country of origin	Relationship	Transaction	2024		2023
					Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)
					ThCh$	ThCh$	ThCh$	ThCh$
6.062.786-K	Andrónico Luksic Craig	Chile	Related to the controller's shareholder	Business operations	13,557	6,718	5,399	3,509
6.525.286-4	Francisco Pérez Mackenna	Chile	Chairman of CCU until January 31, 2026	Business operations	1,264	709	108	102
6.770.473-8	Armin Kunstmann Telge	Chile	Chairman of subsidiary	Business operations	245	186	180	171
52.000.721-0	Representaciones Chile Beer Kevin Michael Szot E.I.R.L.	Chile	Subsidiary shareholder until April 29, 2024	Sale of shares	208,755	-	-	-
76.115.132-0	Canal 13 SpA.	Chile	Related to the controller's shareholder	Business operations	983,007	(983,007)	1,222,804	(1,222,804)
76.313.970-0	Inversiones Irsa Ltda.	Chile	Related to the controller	Dividends paid	5,120,726	-	2,813,685	-
76.380.217-5	Hapag-Lloyd Chile SpA.	Chile	Related to the controller's shareholder	Business operations	105,374	(72,313)	138,858	(54,479)
76.455.830-8	Watt´s S.A.	Chile	Related joint venture shareholder	Business operations	318,165	(233,146)	13,333	10,133
76.729.932-K	SAAM Logistics S.A.	Chile	Related to the controller's shareholder	Business operations	528,370	-	450,508	-
76.800.322-K	Yanghe Chile SpA.	Chile	Shareholder of subsidiary	Dividends paid	891,244	-	1,871,881	-
77.003.342-K	Origen Patagónico SpA.	Chile	Related to non-controlling subsidiary	Business operations	44,197	3,777	-	-
77.051.330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Business operations	1,174,228	531,193	884,603	409,208
77.051.330-8	Cervecería Kunstmann Ltda.	Chile	Related to non-controlling subsidiary	Collection of product sales	572,254	23,819	-	-
77.450.163-0	Panda SpA.	Chile	Shareholder of subsidiary	Purchase of shares	250,000	-	1,000,000	-
77.486.593-4	MBB SpA.	Chile	Shareholder of subsidiary	Purchase of shares	250,000	-	1,000,000	-
77.755.610-K	Comercial Patagona Ltda.	Chile	Subsidiary of joint venture	Business operations	13,877,386	4,602,388	7,484,566	3,340,728
78.053.790-6	Servipag Ltda.	Chile	Related to the controller's shareholder	Business operations	13,457	(13,457)	-	-
78.259.420-6	Inversiones PFI Chile Ltda.	Chile	Shareholder of joint operation	Business operations	29,744,965	6,440,010	28,111,581	6,239,748
79.985.340-K	Cervecera Valdivia S.A.	Chile	Shareholder of subsidiary	Dividends paid	833,684	-	2,023,511	-
81.805.700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Loan recovery	117,789	(117,789)	71,381	722
81.805.700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Dividends paid	1,465,381	-	1,617,375	-
81.805.700-8	Cooperativa Agrícola Control Pisquero de Elqui y Limarí Ltda.	Chile	Shareholder of subsidiary	Business operations	8,181,361	7,955	8,546,437	8,249
90.703.000-8	Nestlé Chile S.A.	Chile	Shareholder of subsidiary	Dividends paid	9,428,103	-	6,876,759	-
90.703.000-8	Nestlé Chile S.A.	Chile	Shareholder of subsidiary	Business operations	294,521	245,125	-	-
91.705.000-7	Quiñenco S.A.	Chile	Controller's shareholder	Business operations	20,593	10,239	45,293	33,970
92.011.000-2	Empresa Nacional de Energía Enex S.A.	Chile	Related to the controller's shareholder	Business operations	1,028,672	(1,006,472)	820,137	(820,137)
93.920.000-2	Antofagasta Minerals S.A.	Chile	Related to the controller's shareholder	Business operations	735	360	259	192
94.625.000-7	Inversiones Enex S.A.	Chile	Related to the controller's shareholder	Business operations	2,159,882	936,483	2,235,409	1,587,187
96.427.000-7	Inversiones y Rentas S.A.	Chile	Controller	Dividends paid	44,180,306	-	24,275,754	-
96.427.000-7	Inversiones y Rentas S.A.	Chile	Controller	Business operations	12,120	12,119	11,602	11,602
96.571.220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investments	8,900,000	-	95,600,000	-
96.571.220-8	Banchile Corredores de Bolsa S.A.	Chile	Related to the controller's shareholder	Investment Rescue	8,903,287	3,287	96,739,832	139,832
96.591.040-9	Empresas Carozzi S.A.	Chile	Shareholder of joint operation	Business operations	17,244,378	128,734	7,694,114	156,202
96.657.690-1	Inversiones Punta Brava S.A.	Chile	Related to the controller's shareholder	Business operations	119,582	(117,559)	154,566	(152,334)
96.689.310-9	Transbank S.A.	Chile	Related to the controller's shareholder	Business operations	185,941	(185,941)	228,315	(228,315)
96.798.520-1	SAAM Extraportuario S.A.	Chile	Related to the controller's shareholder	Business operations	13,899	-	130,016	-
96.810.030-0	RDF Media SpA.	Chile	Related to the controller's shareholder	Business operations	191,714	(191,714)	78,765	(78,765)
96.919.980-7	Cervecería Austral S.A.	Chile	Joint venture	Dividends received	899,143	-	1,190,908	-
96.919.980-7	Cervecería Austral S.A.	Chile	Joint venture	Business operations	30,128,605	(3,814,181)	30,426,757	(4,022,129)
97.004.000-5	Banco de Chile	Chile	Related to the controller's shareholder	Derivatives	-	-	62,119,774	(148,869)
97.004.000-5	Banco de Chile	Chile	Related to the controller's shareholder	Purchase of derivatives	592,217	592,217	-	-
97.004.000-5	Banco de Chile	Chile	Related to the controller's shareholder	Sales of derivatives	157,598	(157,598)	-	-
97.004.000-5	Banco de Chile	Chile	Related to the controller's shareholder	Interests	-	-	15,202	(15,202)
97.004.000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investments	28,530,440	-	35,000,000	-
97.004.000-5	Banco de Chile	Chile	Related to the controller's shareholder	Business operations	356,014	254,351	326,006	281,117
97.004.000-5	Banco de Chile	Chile	Related to the controller's shareholder	Investment Rescue	28,866,521	336,081	35,088,765	88,765
99.506.030-2	Muellaje del Maipo S.A.	Chile	Related to the controller's shareholder	Business operations	10,915	8,295	-	-

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

For the years ended December 31, 2024 and 2023, the most significant transactions with related parties are detailed as follows (continuation):

Tax ID	Company	Country of origin	Relationship	Transaction	2024		2023
					Amounts	(Charges)/Credits (Effect on Income)	Amounts	(Charges)/Credits (Effect on Income)
					ThCh$	ThCh$	ThCh$	ThCh$
0-E	Aguas Danone de Argentina S.A	Argentina	Associate of subsidiary	Business operations	218,750	(218,750)	-	-
0-E	Aguas de Origen S.A.	Argentina	Joint venture of subsidiary until June 30, 2024	Capital contribution	171,122	-	4,545,020	-
0-E	Aguas de Origen S.A.	Argentina	Joint venture of subsidiary until June 30, 2024	Loan payment	19,511	-	545,944	-
0-E	Aguas de Origen S.A.	Argentina	Joint venture of subsidiary until June 30, 2024	Loan	50,577	(50,577)	1,716,741	283,599
0-E	Aguas de Origen S.A.	Argentina	Joint venture of subsidiary until June 30, 2024	Business operations	79,006,724	12,357,836	59,786,186	6,905,615
0-E	Danone Argentina S.A.	Argentina	Related to the associate of subsidiary	Business operations	168,571	(168,571)	-	-
0-E	Ecor Ltda.	Bolivia	Related to the subsidiary's shareholder	Business operations	275,146	(275,146)	38,930	(38,930)
0-E	Inversiones BEBINV S.A.	Bolivia	Related to the subsidiary's shareholder	Capital contribution	2,708,166	-	2,631,809	-
0-E	Central Cervecera de Colombia S.A.S.	Colombia	Joint venture	Capital contribution	10,658,097	-	4,176,846	-
0-E	Central Cervecera de Colombia S.A.S.	Colombia	Joint venture	Business operations	686,494	(686,494)	310,546	(310,546)
0-E	Amstel Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Business operations	1,592,389	(1,592,389)	479,859	(479,859)
0-E	Heineken Brouwerijen B.V.	Netherlands	Related to the controller's shareholder	Business operations	33,077,344	(22,359,975)	33,119,100	(15,481,114)
0-E	Ana Yakisich	Paraguay	Shareholder of subsidiary	Exchange and sale of shares	14,458,044	-	-	-
0-E	Antonio Vierci	Paraguay	Shareholder of subsidiary	Exchange and sale of shares	14,458,044	-	-	-
0-E	Aerocentro S.A.	Paraguay	Related until March 16,2023	Business operations	-	-	357	250
0-E	AJ S.A. Calidad Ante Todo	Paraguay	Related to non-controlling subsidiary	Business operations	10,546,651	(142,942)	-	-
0-E	Alimentos Distribución y Servicios S.A.	Paraguay	Related to non-controlling subsidiary	Business operations	601,767	(79,043)	-	-
0-E	Banco BASA S.A.	Paraguay	Related until March 16,2023	Business operations	146	(146)	103	72
0-E	Cadena Farmacenter S.A.	Paraguay	Related until March 16,2023	Business operations	30,031	22,824	14,606	10,224
0-E	Chajha S.A.	Paraguay	Related until March 16,2023	Business operations	49,679	(49,679)	809	566
0-E	Consignataria de Ganado S.A.	Paraguay	Related until March 16,2023	Business operations	-	-	62	44
0-E	Emprendimientos Hoteleros S.A.E.C.A.	Paraguay	Related until March 16,2023	Business operations	525,310	231,136	1,259	881
0-E	Enex Paraguay S.R.L.	Paraguay	Related to the controller's shareholder	Business operations	28,338	(23,634)	67,539	32,179
0-E	Ganaderia las Pampas S.A.	Paraguay	Related until March 16,2023	Business operations	6,859	6,859	712	498
0-E	Gráfica Editorial Inter-Sudamericana S.A.	Paraguay	Related until March 16,2023	Business operations	-	-	45	31
0-E	Horacio Cartes	Paraguay	Related until March 16,2023	Dividends paid	173,756	-	2,513,295	-
0-E	La Misión S.A.	Paraguay	Related until March 16,2023	Business operations	-	-	257	180
0-E	Palermo S.A.	Paraguay	Related until March 16,2023	Business operations	-	-	4,790	3,353
0-E	Pamplona S.A.	Paraguay	Related until March 16,2023	Business operations	65,235	-	12	9
0-E	Prana S.A.	Paraguay	Related until March 16,2023	Business operations	6,354	2,916	79	56
0-E	Retail S.A.	Paraguay	Related to non-controlling subsidiary	Business operations	4,863,561	899,908	-	-
0-E	Sarah Cartes	Paraguay	Related until March 16,2023	Purchase of shares	-	-	3,205,058	-
0-E	Sudameris Bank S.A.E.C.A.	Paraguay	Related until March 16,2023	Purchase of shares	31,549,348	-	-	-
0-E	Tabacalera del Este S.A.	Paraguay	Related until March 16,2023	Business operations	-	-	4,578	3,204
0-E	Societé des Produits Nestlé S.A.	Switzerland	Related to the subsidiary's shareholder	Business operations	666,188	(666,188)	746,462	(746,462)
0-E	Pepsi-Cola Manufacturing Co. Of Uruguay S.R.L.	Uruguay	Related of joint operation	Business operations	9,875,213	-	-	-

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

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

At the Ordinary Shareholders' Meeting held on April 16, 2025, it was agreed to maintain the same remuneration for the Board of Directors, the Directors' Committee, and the Audit Committee.

In session held on May 7, 2025, the Board of Directors was noticed of the resignation submitted by Maria Gabriela Cadenas as director effective as of July 1, 2025. Subsequently, on session held on July 9, 2025, the Board of Directors named Arthur Ribeiro Viñau, Legal Director Americas of Heineken to the vacant position until the next Ordinary Shareholders' Meeting according to the Article 32 of Law No. 18,046.

At the Extraordinary Board Meeting of the Company held on January 21, 2026, Mr. Francisco Pérez Mackenna resigned to his position as Chairman and director, effective date January 31, 2026. In addition, the Board of Directors of the Company appointed Mr. Macario Valdés Raczynski as replacement director, who assumed the position on February 1, 2026, with the entire Board to be renewed at the next Ordinary Shareholders´Meeting, in accordance with the provisions of Article 32 of Law No. 18,046 on Corporations. Finally, the Board agreed to appoint Mr. Pablo Granifo Lavín as the new Chairman of the Board, who assumed this new position once the resignation of Mr. Francisco Pérez Mackenna became effective.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

The remunerations of Directors and Chief Executives of the Company are composed as follows:

Directors’ remunerations:

	For the years ended as of December 31,
	2025	2024	2023
	ThCh$	ThCh$	ThCh$
Audit's Committee	58,644	61,821	64,704
Directors' Committee	78,954	65,341	82,379
Attendance meetings fee (*)	1,815,197	1,792,439	1,472,234
Dividend Participation (*)	2,407,381	2,178,909	2,008,338

(*)	In 2024 includes accrued per diem and dividend participation of ex director María Gabriela Cadenas, that on May 7, 2025, has submitted the resignation as director, effective as of July 1, 2025.

Chief Executives’ remunerations:

	For the years ended as of December 31,
	2025	2024	2023
	ThCh$	ThCh$	ThCh$
Directors' Committee	17,715	18,585	23,177
Attendance meetings fee	221,933	222,709	193,382
Dividend Participation	24,002	17,824	37,437

The Chief Executives’ Remuneration as of December 31, 2025 amounted to ThCh$ 9,604,909 (ThCh$ 9,128,492 as of December 31, 2024 and ThCh$ 11,118,126 as of December 31, 2023). The Company grants to the Chief Executives annual bonuses, which have an optional and variable nature, not contractual and assigned according to compliance of individual and corporate goals and based on the incomes of the period.

Note 12 Inventories

The inventories balances are detailed as follows:

	As of December 31, 2025	As of December 31, 2024
	ThCh$	ThCh$
Finished products	172,373,804	178,671,708
In process products	20,735,925	22,879,506
Raw material	216,677,676	222,314,812
Finished products and Raw material in transit	6,689,076	24,628,623
Materials	14,081,539	15,498,353
Realizable net value estimate and obsolescence	(6,257,060)	(4,608,447)
Total	424,300,960	459,384,555

For the year ended as of December 31, 2025, 2024 and 2023, the Company wrote off a total of ThCh$ 5,070,324, ThCh$ 7,930,817 and ThCh$ 5,212,799, against net realizable value and obsolescence, respectively.

Additionally, the Company presents an estimate for inventory impairment which includes amounts related to low turnover, technical obsolescence and/or products recalled from the market.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

The movement of net realizable value and obsolescence estimate is detailed as follows:

	As of December 31, 2025	As of December 31, 2024
	ThCh$	ThCh$
Initial balance	(4,608,447)	(5,770,789)
Inventories write-down estimation	(7,082,492)	(6,769,193)
Write-off	5,070,324	7,930,817
Conversion effect	363,555	718
Total	(6,257,060)	(4,608,447)

As of December 31, 2025 and 2024, the Company does not have any inventory pledged as guarantee for financial obligations.

There is no non-current inventory at December 31, 2025 and 2024, as it is available for sale to the public once it is produced. Inventories for which technically a production cycle of more than twelve months is required represent a marginal total.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

Note 13 Biological assets

The Company recorded under Current biological assets the agricultural activities (grapes) derived from production of plantations that will be destined to be an input to the following process of the wine production.

The costs associated to the agricultural activities (grapes) are accumulated to the harvest date.

The valuation of current biological assets is described in Note 2 - Summary of material accounting policies, 2.10.

The movement of current biological assets is detailed as follows:

ThCh$

As of January 1, 2024
Historic cost	14,764,284
Book Value	14,764,284

As of December 31, 2024
Conversion effect	(173,046)
Acquisitions	34,634,429
Decreases due to harvesting	(33,400,203)
Others increases (decreases) (1)	1,057,642
Sub-Total	2,118,822
Book Value	16,883,106

As of December 31, 2024
Historic cost	16,883,106
Book Value	16,883,106

As of December 31, 2025
Conversion effect	(1,170,347)
Acquisitions	33,748,761
Decreases due to harvesting	(33,044,939)
Others increases (decreases) (1)	292,497
Sub-Total	(174,028)
Book Value	16,709,078

As of December 31, 2025
Historic cost	16,709,078
Book Value	16,709,078
(1)	Mainly corresponds to the financial effect of the application IAS 29 “Financial reporting in hyperinflationary economies”.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

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

On February 24, 2025, the sale was completed for ThCh$ 1,295,043. As a result of this transaction, a profit before income tax of ThCh$ 788,190 was determined and a net income effect of ThCh$ 575,379.

b) International Business Operating segment

-	During September 2015, the Board of subsidiary Sáenz Briones y Cía. S.A.I.C. authorized the sale of property located in Luján de Cuyo city, Province of Mendoza, Argentina.

According to the public deed dated December 13, 2024, the property was sold for ThCh$ 797,168. As a result of this transaction, a gain on Income/(loss) before taxes of ThCh$ 2,019 and a gain on Net income of ThCh$ 1,322 were generated.

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

On August 27, 2024, purchase and sale agreement was signed, which was formalized in public deed dated February 20, 2025.

On February 24, 2025, the sale was completed for ThCh$ 3,684,135. As a result of this transaction, a profit before income tax of ThCh$ 1,330,299 was determined and a net income effect of ThCh$ 871,346.

c) Wine Operating segment

-    In November 2022, the Board of Directors of Finca La Celia S.A. authorized the sale of the property identified as Finca Pocito, located in the province of San Juan, Argentina. On November 2, 2022, both the Purchase and Sale Agreement were signed and, together with the acceptance of the Offer, the partial payment was made according with the agreed price, and the occupancy of the property was passed. As a guarantee fot this transaction the buyers granted nortgages on two properties located in the department of Pocito, province of San Juan. At the closing date of these Consolidated Financial Statements, there are no outstanding payments, the mortgages have been lifted, this property has been removed from the Statemen of Financial Position, and the deed of transfer of ownership is expect to be signed. The effect of this sale was recorded in income in the year 2022.

-    In December 2025, the Administration of Finca La Celia S.A. started the process of selling certain fixed assets of this subsidiary, located in the province of San Juan. At the date of issuance of these Consolidates Financial Statements, the Administration is actively taking actions and is committed to a plan to sell these assets.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

As described in Note 2 - Summary of material accounting policies, 2.18, non-current assets of disposal groups classified as held for sale have been recorded at the lower of carrying amount and fair value less cost to sale.

Assets held for sale are detailed as follows:

Non-current assets of disposal groups classified as held for sale	As of December 31, 2025	As of December 31, 2024
	ThCh$	ThCh$
Land	-	2,357,031
Constructions	-	591,128
Machinery	167,851	4,123
Total	167,851	2,952,282

Note 15 Business Combinations

a)	Aguas de Origen S.A.

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

It should be noted that ADO is the continuation of the business of ADA, which was effective as of December 1, 2022 as a result of the spin-off-merger approved by the shareholders' meetings of ADA and ADO on June 30, 2022.

On November 30, 2022, a purchase of 634,061 shares equivalent to ThCh$ 542,974 was made from Holding Internationale De Boissons S.A.S., which corresponds to 1% of ADO's shares, thus from that date until June 30, 2024, ADO qualified as a joint venture of the Company.

On May 28, 2024, CCU Argentina S.A. notified Holding Internationale de Boissons S.A.S. of the exercise of the stock option contained in the shareholders' agreement, which allowed CCU Argentina S.A. to acquire 8,471,349 shares equivalent to the 0.1% of shares of the former joint venture ADO.

On July 1, 2024, Holding Internationale de Boissons S.A.S. notified CCU Argentina S.A. of the acceptance of the exercise of the purchase option to acquire the amount of 8,471,349 corresponding to 0.1% of the shares of the ADO joint venture. Therefore, from July 1, 2024, CCU Argentina S.A. began to consolidate the accounting information of ADO, with a shareholding of 50.10% and exercise control over ADO.

For the business combination described above, the final fair values of assets and liabilities were determined (See Note 1 - General Information letter C), number (8)).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

b)	AV S.A.

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

2. As stipulated in the Business Unit Transfer Agreement executed on the same date between BDP and AV, BDP acquired the Pepsi Business Unit. This unit comprises the assets, rights, obligations, contracts, licenses, and franchises of this new business.

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

As of the date of these Financial Statements, not all stipulations of the agreement have been fulfilled. Therefore, Vierci's ownership in BDP as of December 31, 2025, is a 43% approximately.

For this business combination, final fair values have been determined for the assets and liabilities (See Note 1 - General Information, letter C, number (3)).

c)	D&D SpA.

Pursuant to the provisions of the share purchase and sale agreement entered into on June 7, 2022 between the subsidiary Compañía Pisquera de Chile S.A. as purchaser and by Panda SpA. and MBB SpA., as sellers (the Sellers), on December 29, 2022 CPCh formalized the acquisition of 51.0132% of the shares of D&D SpA., through the subscription of a capital increase and on December 30, 2022 through the purchase of shares from the Sellers. Both operations were subject to the fulfillment of certain conditions, which were resolved on January 20, 2023.

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

For this business combination, final fair values have been determined for the assets and liabilities (See Note 1 - General Information, letter C, number (12)).

During the year ended December 31, 2025, the Company has not enter any Business combination.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

Note 16 Investments accounted for using equity method

Joint ventures and Associates

As of December 31, 2025 and 2024, the Company recorded investments qualifying as joint venture and associates.

The share value of investments in joint ventures and associates are detailed as follows:

	Percentage of participation	As of December 31, 2025	As of December 31, 2024
	%	ThCh$	ThCh$
Cervecería Austral S.A.	50.00	16,887,879	14,909,658
Central Cervecera de Colombia S.A.S.	50.00	14,880,327	17,676,953
Zona Franca Central Cervecera S.A.S.	50.00	110,089,426	105,346,786
Total joint ventures		141,857,632	137,933,397
Aguas Danone de Argentina S.A.	49.00	829,546	917,067
Other companies		769,509	896,457
Total associates		1,599,055	1,813,524
Total		143,456,687	139,746,921

The above mentioned values include goodwill generated in the acquisition of the following joint venture and associate, which are presented net of any impairment loss:

	As of December 31, 2025	As of December 31, 2024
	ThCh$	ThCh$
Cervecería Austral S.A.	1,894,770	1,894,770
Total	1,894,770	1,894,770

The share of net income (loss) of joint ventures and associates accounted for using the equity method are detailed as follows:

	For the years ended as of December 31,
	2025	2024	2023
	ThCh$	ThCh$	ThCh$
Central Cervecera de Colombia S.A.S.	(14,848,200)	(11,959,652)	(10,565,966)
Zona Franca Central Cervecera S.A.S.	(2,360,129)	266,580	(1,710,319)
Aguas de Origen S.A. (*)	-	(6,782)	(9,695,813)
Cervecería Austral S.A.	2,854,683	2,911,947	2,802,039
Total joint ventures	(14,353,646)	(8,787,907)	(19,170,059)
Aguas Danone de Argentina S.A.	59,427	(651,872)	(45,336)
Other companies	(58,372)	(54,924)	(2,363)
Total associates	1,055	(706,796)	(47,699)
Total	(14,352,591)	(9,494,703)	(19,217,758)
(*)	Joint venture of subsidiary until June 30, 2024.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

Changes in investments in joint ventures and associates are detailed as follows:

	As of December 31, 2025	As of December 31, 2024
	ThCh$	ThCh$
Balance at the beginning of year	139,746,921	149,593,180
Capital contributions to acquire interests in joint ventures	10,975,902	10,658,097
Share of net income (loss) of joint ventures and associates accounted for using the equity method	(14,352,591)	(9,494,703)
Dividends received	(843,886)	(854,084)
Investment previously held (1)	-	(15,128,327)
Others (*)	7,930,341	4,972,758
Total	143,456,687	139,746,921
(1)	See Note 1 - General Information letter C), number (8).
(*)	Mainly includes effects from the foreign currency of joint ventures.

Significant matters regarding investments accounted for using the equity method are detailed as follows:

(1) Cervecería Austral S.A.

It is a closed stock company that operates as a beer manufacturing facility in the southern end of Chile, which is the southernmost brewery in the world.

(2) Central Cervecera de Colombia S.A.S. and Zona Franca Central Cervecera S.A.S.

On November 10, 2014, CCU, directly and through its subsidiaries CCU Inversiones II SpA., and Grupo Postobón have established a joint arrangement through a company named Central Cervecera de Colombia S.A.S. (CCC), in which CCU Inversiones II SpA. and Grupo Postobón participate as equal shareholders. The purpose of CCC is the beer and non-alcoholic drinks production, marketing and distribution based on malt (Products).

Subsequently, on August 16, 2017, CCU, through its subsidiary CCU Inversiones ll SpA., acquired 50% of the shares of a company incorporated in Colombia called Zona Franca Central Cervecera S.A.S. (ZF CC), which relates to a joint agreements and that qualifies as a joint operation, in which CCU Inversiones II SpA. and Grupo Postobón participate as equal shareholders. The amount of this transaction was USD 10,204, equivalents to ThCh$ 6,432. The purpose of ZF CC is acting exclusively as industrial user of one or more free trade zones; manufacturing and selling products of its own brands and through licenses to CCC, CCC markets these products.

For the purposes above, previous associations involve the construction of a beer production plant, with an annual total capacity of 3,000,000 hectoliters.

As of December 31, 2025 and 2024, the amount of capital contributions to CCC and ZF CC amounts to USD 174,362,401 and USD 152,220,495 (equivalent to ThCh$ 127,990,325 and ThCh$ 99,927,271, respectively based on the exchange rates at the dates of the contributions), respectively. During 2025, a capital contribution of MCOP 92,400,000, will be made through a payment schedule, where the first installment was paid on July 29, 2025 in the amount of USD 7,227,174, equivalent to ThCh$ 7,008,552, the second installment was paid on October 27, 2025 in the amount of USD 4,205,062, equivalent to ThCh$ 3,967,350, the third payment is still pending. During 2024, a capital contribution of MCOP 43,000,000, equivalent to ThCh$ 10,658,097, was made through a payment schedule, where the first installment was paid on February 22, 2024 in the amount of USD 3,050,330, equivalent to ThCh$ 2,951,256, the second payment on March 21, 2024 in the amount of USD 6,417,661, equivalent to ThCh$ 6,263,060 and the third payment on April 25, 2024 in the amount of USD 1,512,478, equivalent to ThCh$ 1,443,781. During 2023, a capital contribution of MCOP 24,250,000, equivalent to ThCh$ 4,176,846, was made to CCC (See Note 11 - Accounts and transactions with related parties). This capital contributions didn’t change the interest in CCC and ZF CC.

(3) Aguas Danone de Argentina S.A.

On April 28, 2022, CCU through its subsidiary, Compañía Cervecerías Unidas Argentina S.A. acquired 49% of the ownership of Aguas Danone de Argentina S.A. ("ADA"), which includes the business of mineral waters, flavored waters and powdered juices with its brands Villavicencio, Villa del Sur, Levité, Ser and Brío (the "Transaction"). The Transaction included share acquisition and capital contributions in Argentine pesos totaling US$ 28.8 million (equivalent to ThCh$ 29,428,835).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

According to a public deed dated April 28, 2022, the subsidiary Compañía Cervecerías Unidas Argentina S.A., acquired 49,000 ordinary, nominative, non-endorsable shares of Aguas de Origen S.A. ("ADO"), at a value of one Argentine peso each, reaching a 49% interest in this company. The effective payment of this acquisition was made on August 26, 2022.

It should be noted that ADO, is the continuation of the business of ADA.

On May 28, 2024, CCU Argentina S.A. notified Holding Internationale de Boissons S.A.S. of the exercise of the stock option contained in the shareholders' agreement, which allowed CCU Argentina S.A. to acquire 8,471,349 shares equivalent to the 0.1% of shares of the former joint venture ADO.

On July 1, 2024 Holding Internationale de Boissons S.A.S., notified CCU Argentina S.A., the acceptance of the exercise of the purchase option to acquire 8,471,349 shares corresponding to a 0.1% interest in the ADO joint venture. Therefore, as of July 1, 2024, CCU Argentina S.A. began to consolidate the accounting information of ADO, with an ownership of 50.1%, and exercise control over ADO (See Note 1 - General Information letter C), number (8)).

The Company does not have any contingent liabilities related to joint ventures and associates as of December 31, 2025, except for certain guarantees described in Note 35 - Contingencies and Commitments.

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

	Associates		Joint ventures
	As of December 31, 2025	As of December 31, 2024	As of December 31, 2025	As of December 31, 2024
	ThCh$	ThCh$	ThCh$	ThCh$
Assets and Liabilities
Current assets	82,963	130,158	120,037,202	85,454,616
Non-current assets	2,767,094	3,229,224	342,409,689	323,251,454
Current liabilities	231,741	350,258	174,098,182	123,265,925
Non-current liabilities	925,364	1,137,511	4,963,236	10,187,080

	Associates		Joint ventures
	For the years ended as of December 31,
	2025	2024	2025	2024	2023
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Income Statement (Summarized)
Net sales	125,471	175,369	398,487,813	440,726,288	411,989,034
Operating result	99,258	130,420	(10,046,926)	(4,275,757)	(28,106,929)
Net income for year	112,014	(1,340,072)	(28,398,118)	(16,865,231)	(37,483,698)
Other comprehensive income	(284,409)	1,668,405	22,113,539	13,651,577	51,387,114
Depreciation and amortization	(179,841)	(235,294)	(22,665,008)	(22,163,433)	(22,734,983)

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

Note 17 Intangible assets other than goodwill

The intangible assets movement are detailed as follows:

	Trademarks	Software programs	Water rights	Distribution rights	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2024
Historic cost	127,011,105	62,951,825	3,199,349	3,478,247	196,640,526
Accumulated amortization	-	(42,649,283)	-	(868,036)	(43,517,319)
Book Value	127,011,105	20,302,542	3,199,349	2,610,211	153,123,207

As of December 31, 2024
Additions	251,755	11,267,169	-	-	11,518,924
Additions for business combinations (cost) (2)	25,481,126	157,533	-	12,106,585	37,745,244
Additions for business combinations (amortization) (2)	-	(71,682)	-	-	(71,682)
Divestitures (cost)	(344,502)	(199,218)	-	-	(543,720)
Divestitures (amortization)	-	80,639	-	-	80,639
Amortization of year	-	(6,463,401)	-	(184,178)	(6,647,579)
Conversion effect (amotization)	-	(17,867)	-	(408)	(18,275)
Conversion effect (cost)	(2,395,767)	(143,898)	-	985,301	(1,554,364)
Others increases (decreases) (1)	46,590,094	4,456,318	-	(46,085)	51,000,327
Sub-Total	69,582,706	9,065,593	-	12,861,215	91,509,514
Book Value	196,593,811	29,368,135	3,199,349	15,471,426	244,632,721

As of December 31, 2024
Historic cost	196,593,811	78,489,729	3,199,349	16,524,048	294,806,937
Accumulated amortization	-	(49,121,594)	-	(1,052,622)	(50,174,216)
Book Value	196,593,811	29,368,135	3,199,349	15,471,426	244,632,721

As of December 31, 2025
Additions (3)	1,303,000	17,303,360	-	-	18,606,360
Divestitures (cost) (3)	(804,705)	(4,411,935)	-	-	(5,216,640)
Divestitures (amortization)	-	4,314,960	-	-	4,314,960
Amortization of year	-	(5,550,514)	-	(887,183)	(6,437,697)
Conversion effect (amotization)	-	309,163	-	(70,467)	238,696
Conversion effect (cost)	(41,418,103)	(1,480,844)	-	1,196,158	(41,702,789)
Others increases (decreases) (1)	21,594,513	719,201	-	121,434	22,435,148
Sub-Total	(19,325,295)	11,203,391	-	359,942	(7,761,962)
Book Value	177,268,516	40,571,526	3,199,349	15,831,368	236,870,759

As of December 31, 2025
Historic cost	177,268,516	87,847,547	3,199,349	17,380,483	285,695,895
Accumulated amortization	-	(47,276,021)	-	(1,549,115)	(48,825,136)
Book Value	177,268,516	40,571,526	3,199,349	15,831,368	236,870,759
(1)	Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies”.
(2)	See Note 1 - General Information, letter C), numbers (3) and (8).
(3)	See Note 1 - General Information, letter C), number (6).

There are no restrictions or pledges on intangible assets.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

The cash generating units associated to the trademarks are detailed as follows:

Segment	Cash Generating Unit	As of December 31, 2025	As of December 31, 2024
	(CGU)	ThCh$	ThCh$
Chile	Embotelladoras Chilenas Unidas S.A.	33,431,759	34,177,235
	Manantial S.A.	1,166,000	1,166,000
	Compañía Pisquera de Chile S.A.	1,363,782	1,363,782
	D&D SpA.	1,962,891	1,962,891
	Cervecería Kunstmann S.A.	14,166,999	14,166,999
	Cerveza Guayacán SpA. (2)	1,303,000	-
	Cervecera Guayacán SpA. (2)	-	804,705
	Sub-Total	53,394,431	53,641,612
International Business	CCU Argentina S.A. and subsidiaries (1)	91,610,697	108,477,721
	Marzurel S.A., Coralina S.A. and Milotur S.A.	2,873,671	2,796,692
	Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A.	4,208,426	3,859,274
	Bebidas Bolivianas BBO S.A.	5,209,723	7,811,229
	Sub-Total	103,902,517	122,944,916
Wines	Viña San Pedro Tarapacá S.A.	19,971,568	20,007,283
	Sub-Total	19,971,568	20,007,283
Total		177,268,516	196,593,811
(1)	See Note 1 - General information, letter C), number (8).
(2)	See Note 1 - General information, letter C), number (6).

In relation to impairment losses on intangible assets, Management has performed impairment tests, from which no impairment losses have arisen. With respect to Trademarks with indefinite useful lives, the same methodology has been used as described in Note 18 - Goodwill.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

Note 18 Goodwill

The goodwill movement is detailed as follows:

Goodwill
ThCh$
As of January 1, 2024
Historic cost	127,592,056
Book Value	127,592,056

As of December 31, 2024
Additions for business combinations (2)	5,557,026
Others increases (decreases) (1)	29,770,740
Conversion effect	(1,336,589)
Sub-Total	33,991,177
Book Value	161,583,233

As of December 31, 2024
Historic cost	161,583,233
Book Value	161,583,233

As of December 31, 2025
Others increases (1)	12,000,472
Others decreases (3)	(456,007)
Conversion effect	(24,577,080)
Sub-Total	(13,032,615)
Book Value	148,550,618

As of December 31, 2025
Historic cost	148,550,618
Book Value	148,550,618
(1)	Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies”.
(2)	See Note 1 - General information, letter C), number (8).
(3)	See Note 1 - General Information, letter C), number (6).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

For the purpose of impairment testing, goodwill acquired in a business combination is allocated as of the acquisition date to each of the CGUs, or groups of CGUs that is expected to benefit from the business combination synergies. The carrying amount of goodwill assigned to the CGUs within the Company’s segments is detailed as follows:

Segment	Cash Generating Unit	As of December 31, 2025	As of December 31, 2024
	(CGU)	ThCh$	ThCh$
Chile	Embotelladoras Chilenas Unidas S.A.	25,257,686	25,257,686
	Manantial S.A.	8,879,245	8,879,245
	Compañía Pisquera de Chile S.A.	9,808,550	9,808,550
	Los Huemules S.R.L.	314	480
	D&D SpA. (2)	2,100,677	2,100,677
	Cervecera Guayacán SpA. (3)	-	456,007
	Sub-Total	46,046,472	46,502,645
International Business	CCU Argentina S.A. and subsidiaries	45,633,300	54,647,107
	Aguas de Origen S.A. (1)	5,231,247	5,557,026
	Marzurel S.A., Coralina S.A. and Milotur S.A.	5,329,645	5,186,877
	Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A.	6,176,309	5,702,154
	Bebidas Bolivianas BBO S.A.	7,717,501	11,571,280
	Sub-Total	70,088,002	82,664,444
Wines	Viña San Pedro Tarapacá S.A.	32,416,144	32,416,144
	Sub-Total	32,416,144	32,416,144
Total		148,550,618	161,583,233
(1)	See Note 1 - General information, letter C), number (8).
(2)	See Note 1 - General information, letter C), number (12).
(3)	See Note 1 - General information, letter C), number (6).

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

The following table shows the most relevant inputs for each CGU in where there is a relevant Goodwill and/or Intangible assets with indefinite useful life assigned:

	Chile	Argentina	Uruguay	Paraguay	Bolivia

Estimated CAPEX for the year 2026 ThCh$	107,612	25,460	2,059	5,849	5,806
Perpetual growth	3.00%	4.00%	4.50%	3.50%	4.40%
Discount rate	8.27%	13.56%	7.40%	9.21%	16.20%

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

Management’s cash flows projection included significant judgements and assumptions relating to perpetual growth rates and discount rates.

Perpetual growth: Although the Company expects a higher volume and price growth in the medium and long term, a nominal growth of 3% has been assumed for the perpetuity in Chilean units, which is a conservative assumption considering the historical capacity and nature of the business where the company operates. In the case of Uruguay a perpetuity rate of 4.5% is used, consistent with the expected long-term growth for this country. For Paraguay a perpetuity rate of 3.5% equivalent to long-term inflation of the country. For Bolivia a perpetuity rate of 4.4% equivalent to long-term inflation of the country plus a percentage of the potential long-term GDP are used. In the case of Argentina, a perpetuity rate of 4% are used respectively, which are composed by the average inflation rate of the United States of America, plus a percentage of the potential long-term GDP in each country.

Discount rate: Corresponds to the nominal WACC (Weighted Average Cost of Capital) rate of each country.

Based on the sensitivities calculated based on the discount rate and perpetual growth variables, management determines that no reasonably possible change in the assumptions tested would cause the carrying value to exceed the recoverable amount. In relation to goodwill as of December 31, 2025, management has not evidenced any indications of impairment.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

Note 19 Property, plant and equipment

Property, plant and equipment movements are detailed as follows:

	Land, buildings and construction	Machinery and equipment	Bottles and containers	Others Equipment	Assets under contruction	Furniture, accessories and vehicles	Under production vines	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2024
Historic cost	861,973,319	829,082,360	229,128,739	167,059,351	159,155,584	102,103,144	44,781,726	2,393,284,223
Accumulated depreciation	(300,791,958)	(459,433,305)	(156,131,652)	(114,278,577)	-	(70,347,751)	(18,313,285)	(1,119,296,528)
Book Value	561,181,361	369,649,055	72,997,087	52,780,774	159,155,584	31,755,393	26,468,441	1,273,987,695

As of December 31, 2024
Additions	-	-	-	-	151,398,096	-	-	151,398,096
Additions for business combinations (cost) (2)	88,470,136	72,966,245	2,649,396	8,561,542	551,780	4,057,829	-	177,256,928
Additions for business combinations (depreciation) (2)	(84,333,663)	(67,937,215)	(2,480,683)	(5,769,867)	-	(2,067,644)	-	(162,589,072)
Transfers	62,753,106	85,199,469	18,204,523	21,287,171	(207,075,134)	12,757,139	6,873,726	-
Transfer to Non-current assets of disposal groups classified as held for sale (cost) (3)	(506,853)	-	-	-	-	-	-	(506,853)
Conversion effect historic (cost)	(9,232,020)	(13,285,027)	(5,496,314)	330,494	(1,244,492)	(65,992)	(601,347)	(29,594,698)
Divestitures (cost)	(83,937)	(2,982,441)	(2,818,278)	(1,010,239)	-	(522,389)	-	(7,417,284)
Divestitures (depreciation)	82,156	2,799,668	2,714,634	993,355	-	498,166	-	7,087,979
Capitalized interests	-	-	-	-	897,679	-	-	897,679
Depreciation	(27,890,418)	(47,667,987)	(29,209,087)	(17,226,695)	-	(10,169,683)	(2,420,023)	(134,583,893)
Conversion effect (depreciation)	5,517,420	3,330,929	1,335,164	(402,828)	-	(80,968)	125,371	9,825,088
Others increases (decreases) (1)	63,120,877	105,791,787	40,340,406	4,979,101	17,290,371	1,737,930	4,840,400	238,100,872
Write off (cost)	(140,144)	(978,499)	(9,870,685)	(7,368,902)	-	(2,292,147)	(1,429,284)	(22,079,661)
Write off (depreciation)	140,084	816,166	9,563,494	7,177,329	-	2,066,297	1,162,203	20,925,573
Sub-Total	97,896,744	138,053,095	24,932,570	11,550,461	(38,181,700)	5,918,538	8,551,046	248,720,754
Book Value	659,078,105	507,702,150	97,929,657	64,331,235	120,973,884	37,673,931	35,019,487	1,522,708,449

As of December 31, 2024
Historic cost	1,068,381,138	1,079,935,259	273,594,861	194,175,897	120,973,884	118,295,809	57,107,074	2,912,463,922
Accumulated depreciation	(409,303,033)	(572,233,109)	(175,665,204)	(129,844,662)	-	(80,621,878)	(22,087,587)	(1,389,755,473)
Book Value	659,078,105	507,702,150	97,929,657	64,331,235	120,973,884	37,673,931	35,019,487	1,522,708,449

As of December 31, 2025
Additions	-	-	-	-	147,710,728	-	-	147,710,728
Transfers	33,086,048	36,115,078	22,286,214	24,009,038	(128,156,754)	12,660,376	-	-
Transfer to Non-current assets of disposal groups classified as held for sale (cost) (3)	-	(517,090)	-	-	-	-	-	(517,090)
Transfer to Non-current assets of disposal groups classified as held for sale (depreciation)	-	294,430	-	-	-	-	-	294,430
Conversion effect historic (cost)	(85,404,558)	(114,034,032)	(46,564,513)	(8,518,675)	(5,453,801)	(3,004,886)	(3,769,719)	(266,750,184)
Divestitures (cost)	(149,371)	(4,751,321)	(756,525)	(6,363,621)	-	(307,437)	-	(12,328,275)
Divestitures (depreciation)	149,371	4,330,509	561,624	6,208,175	-	295,490	-	11,545,169
Capitalized interests	-	-	-	-	531,149	-	-	531,149
Depreciation	(30,797,292)	(48,362,647)	(26,299,986)	(17,271,536)	-	(11,394,380)	(1,963,073)	(136,088,914)
Conversion effect (depreciation)	33,475,674	44,851,318	22,785,164	4,953,921	-	1,462,555	1,016,285	108,544,917
Others increases (decreases) (1)	26,502,199	40,595,466	13,255,817	1,607,867	1,367,787	864,347	1,526,227	85,719,710
Write off (cost)	(644,540)	(3,289,870)	(9,816,224)	(11,024,285)	-	(4,097,792)	(1,687,771)	(30,560,482)
Write off (depreciation)	539,501	3,232,368	9,819,910	10,860,913	-	3,427,690	1,522,863	29,403,245
Sub-Total	(23,242,968)	(41,535,791)	(14,728,519)	4,461,797	15,999,109	(94,037)	(3,355,188)	(62,495,597)
Book Value	635,835,137	466,166,359	83,201,138	68,793,032	136,972,993	37,579,894	31,664,299	1,460,212,852

As of December 31, 2025
Historic cost	1,041,576,869	1,034,319,521	251,666,862	193,893,180	136,972,993	124,200,580	53,757,372	2,836,387,377
Accumulated depreciation	(405,741,732)	(568,153,162)	(168,465,724)	(125,100,148)	-	(86,620,686)	(22,093,073)	(1,376,174,525)
Book Value	635,835,137	466,166,359	83,201,138	68,793,032	136,972,993	37,579,894	31,664,299	1,460,212,852
(1)	Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies”. Aditionally for 2025 includes the effect of the exit from the Group of Cervecería Belga de la Patagonia SpA. and Cervecería Guayacán SpA. amounting ThCh$ 1,744,300.
(2)	See Note 1 - General information, letter C), numbers (3) and (8).
(3)	See Note 14 - Non-current assets of disposal groups classified as held for sale, letter a) as for 2024 and letter c) as for 2025.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

The balance of the land at the end of each year is as follows:

	As of December 31, 2025	As of December 31, 2024
	ThCh$	ThCh$
Land	266,301,538	277,836,130
Total	266,301,538	277,836,130

Capitalized interest as of December 31, 2025 amounted ThCh$ 531,149 (ThCh$ 897,679 as of December 31, 2024 and ThCh$ 761,764 as of December 31, 2023), using an annually capitalization rate of 3.39% (3.25% as of December 31, 2024 and 3.15% as of December 31, 2023).

The Company, through its subsidiary Viña San Pedro Tarapacá S.A., has biological assets corresponding to vines that produce grapes. The vines are segmented into those under formation and those under production, and they are grown both on leased and owned land, The grapes harvested from these vines are used in the manufacturing of wine, which is marketed both in the domestic market and abroad.

As of December 31, 2025, the Company maintained approximately 4,684 hectares of which 4,177 are for vines in production stage. Of the total hectares mentioned above 4,016 correspond to own land and 161 to leased land.

The vines under formation are recorded at historic cost, and only start being depreciated when they are transferred to the production phase, which occurs in the majority of cases in the third year after plantation, when they start producing grapes commercially (in volumes that justify their production-oriented handling and later harvest).

During 2025, the production in plant vines yield was approximately 59.2 million kilos of grapes (70.0 million kilos of grapes in 2024).

By the nature of business of the Company, in the value of the assets it is not considered to start an allowance for cost of dismantling, removal or restoration.

In relation to impairment losses on Property, plant and equipment, Management has analyzed internal and external indicators and has not found evidence of impairment at December 31, 2025.

The depreciation year ended as of December 31, 2025 and 2024, recognized in net income and other assets is as follows:

	As of December 31, 2025	As of December 31, 2024
	ThCh$	ThCh$
Recognized in net incomes (*)	135,314,663	133,733,218
Recognized in others assets	774,251	850,675
Total	136,088,914	134,583,893
(*)	Includes ThCh$ 1,124,899 (ThCh$ 1,092,661 as of December 31, 2024) of depreciation of agricultural assets (barrels), related to the cost of selling wine.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

Note 20 Investment Property

Investment property movements are detailed as follows:

	Land	Buildings	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2024
Historic cost	6,116,053	2,887,154	9,003,207
Accumulated depreciation	-	(882,051)	(882,051)
Book Value	6,116,053	2,005,103	8,121,156

As of December 31, 2024
Additions	-	104,837	104,837
Depreciation	-	(117,496)	(117,496)
Conversion effect (cost)	(395,391)	(143,640)	(539,031)
Conversion effect (depreciation)	-	8,647	8,647
Others increases (decreases) (1)	3,791,970	1,296,897	5,088,867
Sub-Total	3,396,579	1,149,245	4,545,824
Book Value	9,512,632	3,154,348	12,666,980

As of December 31, 2024
Historic cost	9,512,632	4,145,248	13,657,880
Accumulated depreciation	-	(990,900)	(990,900)
Book Value	9,512,632	3,154,348	12,666,980

As of December 31, 2025
Depreciation	-	(104,858)	(104,858)
Conversion effect (cost)	(2,476,601)	(908,179)	(3,384,780)
Conversion effect (depreciation)	-	56,401	56,401
Others increases (decreases) (1)	1,392,675	478,880	1,871,555
Sub-Total	(1,083,926)	(477,756)	(1,561,682)
Book Value	8,428,706	2,676,592	11,105,298

As of December 31, 2025
Historic cost	8,428,706	3,715,949	12,144,655
Accumulated depreciation	-	(1,039,357)	(1,039,357)
Book Value	8,428,706	2,676,592	11,105,298
(1)	Corresponds to the financial effect of the application IAS 29 Financial reporting in hyperinflationary economies.

Investment property includes seventeen land properties, two offices and one apartment, situated in Chile, which are maintained for appreciation purposes and therefore no longer generates income for the Company in 2025, 2024 and 2023. Additionally, there are four properties in Argentina, which are leased and generated an income for ThCh$ 333,237 for the year ended as of December 31, 2025 (ThCh$ 220,359 as of 2024 and ThCh$ 110,554 as of 2023). In addition, the expenses associated with such investment properties amounted to ThCh$ 106,958 for the period ended as of December 31, 2025 (ThCh$ 119,708 as of 2024 and ThCh$ 76,843 for 2023).

The market valuation of investment properties exceeds 100% of the book value.

The fair value, of investment property that represent 100% of the carrying amount is ThCh$ 23,252,817.

Management has not detected evidence of impairment of investment property.

The Company does not maintain any pledge or restriction over investment property items.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

Note 21 Other financial liabilities

Debts and financial liabilities classified according to the type of obligation and their classifications in the Consolidated Financial Statements are detailed as follows:

	As of December 31, 2025		As of December 31, 2024
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Bank borrowings (1)	124,816,755	39,713,245	41,257,611	166,647,324
Bonds payable (1)	41,058,780	992,483,210	98,433,154	1,059,003,920
Derivatives not designated as hedges (2)	8,361,749	-	652,079	-
Derivatives designated as hedges (2)	2,609,858	8,587,079	4,086,699	8,580,478
Deposits for return of bottles and containers	11,987,324	-	11,772,459	-
Total	188,834,466	1,040,783,534	156,202,002	1,234,231,722
(1)	See Note 5 - Risk administration.
(2)	See Note 7 - Financial instruments.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

Current bank borrowings and bonds payable

The maturities and interest rates of these obligations are detailed as follows:

As of December 31, 2025:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate (%)
							ThCh$	ThCh$	ThCh$
Bank borrowings
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	34,978,909	-	34,978,909	At maturity	5.82
91,041,000-8	Viña San Pedro Tarapacá S.A.	Chile	97,023,000-9	Banco Itaú	Chile	UF	59,235,273	-	59,235,273	At maturity	1.43
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,023,000-9	Banco Itaú	Chile	CLP	21,537	2,000,000	2,021,537	At maturity	5.46
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	2,004,133	2,004,133	At maturity	6.20
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	1,002,090	1,002,090	At maturity	6.27
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	2,863	-	2,863	At maturity	6.07
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,023,000-9	Banco Itaú	Chile	CLP	3,053,729	-	3,053,729	At maturity	6.14
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	3,071	3,071	At maturity	6.33
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	31,253	-	31,253	At maturity	5.86
0-E	Aguas de Origen S.A.	Argentina	0-E	Banco Macro	Argentina	ARS	6,340,052	-	6,340,052	At maturity	28.00
0-E	Aguas de Origen S.A.	Argentina	0-E	Banco Patagonia	Argentina	ARS	418,139	-	418,139	At maturity	36.00
0-E	Aguas de Origen S.A.	Argentina	0-E	Banco Santander	Argentina	ARS	6,014,451	-	6,014,451	At maturity	32.00
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco BBVA	Argentina	ARS	28,291	-	28,291	At maturity	28.00
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Patagonia	Argentina	ARS	2,228,497	-	2,228,497	At maturity	32.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Supervielle	Argentina	USD	275,688	-	275,688	At maturity	7.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Supervielle	Argentina	USD	275,688	-	275,688	At maturity	7.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco BBVA	Argentina	USD	-	548,349	548,349	At maturity	6.50
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Supervielle	Argentina	USD	-	545,077	545,077	At maturity	5.95
0-E	Finca La Celia S.A.	Argentina	0-E	Banco BBVA	Argentina	ARS	304,769	-	304,769	At maturity	75.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Santander	Argentina	ARS	1,075,469	-	1,075,469	At maturity	80.00
0-E	Finca La Celia S.A.	Argentina	0-E	Banco Patagonia	Argentina	ARS	1,622,930	-	1,622,930	At maturity	75.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	41,375	-	41,375	Quarterly	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	11,914	-	11,914	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	17,096	-	17,096	Semiannual	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	13,360	-	13,360	Semiannual	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	149,836	-	149,836	Semiannual	5.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	216,089	-	216,089	Semiannual	5.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	3,898	453,565	457,463	Semiannual	5.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	1,949	226,783	228,732	Semiannual	5.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	3,500	124,134	127,634	Semiannual	9.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	5,595	190,975	196,570	Semiannual	9.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	3,658	171,875	175,533	Semiannual	9.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	6,466	477,437	483,903	Semiannual	9.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	5,265	453,565	458,830	Semiannual	9.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	1,379	226,783	228,162	Semiannual	9.95
Total							116,388,918	8,427,837	124,816,755
(*)	The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate (%)
							ThCh$	ThCh$	ThCh$
Bond payable
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond J	898 28/06/2018	Chile	UF	1,340,030	-	1,340,030	At maturity	2.90
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond L	897 28/06/2018	Chile	UF	-	30,040,941	30,040,941	Semiannual	1.20
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond M	898 28/06/2018	Chile	UF	-	385,062	385,062	At maturity	1.60
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond International	144A/Regulation S	United States	USD	7,295,314	-	7,295,314	At maturity	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond R	1115 20/08/2022	Chile	UF	1,198,645	-	1,198,645	At maturity	2.70
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond P	897 28/06/2018	Chile	UF	798,788	-	798,788	At maturity	3.35
Total							10,632,777	30,426,003	41,058,780
(1)	This obligation is hedged by a Cross Currency Swap agreement, Note 7 - Financial instruments.
(*)	The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

As of December 31, 2024:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate (%)
							ThCh$	ThCh$	ThCh$
Bank borrowings
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	3,200	4,557	7,757	Monthly	3.39
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	4,219	8,564	12,783	Monthly	5.65
76,920,876-3	D&D SpA.	Chile	97,006,000-6	Banco de Crédito e Inversiones	Chile	CLP	7,464	7,599	15,063	At maturity	6.96
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	250,700	250,700	At maturity	6.54
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	779,700	779,700	At maturity	6.78
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	16,531,581	-	16,531,581	At maturity	6.66
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	67,375	2,000,000	2,067,375	At maturity	7.35
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	28,873	28,873	At maturity	7.32
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	16,750	16,750	At maturity	8.04
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	193,832	193,832	At maturity	7.74
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Banco Scotiabank Chile	Chile	CLP	3,033,627	-	3,033,627	At maturity	3.95
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,018,000-1	Banco Scotiabank Chile	Chile	CLP	-	1,654,532	1,654,532	Semiannual	3.45
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	55,728	55,728	At maturity	8.00
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	136,160	-	136,160	At maturity	6.66
0-E	Aguas de Origen S.A.	Argentina	0-E	Banco Macro	Argentina	ARS	661,245	-	661,245	At maturity	37.60
0-E	Aguas de Origen S.A.	Argentina	0-E	Banco BBVA	Argentina	ARS	6,507,456	-	6,507,456	At maturity	38.61
0-E	Aguas de Origen S.A.	Argentina	0-E	Banco Patagonia	Argentina	ARS	2,886,894	-	2,886,894	At maturity	37.90
0-E	Compañía Industrial Cervecera S.A.	Argentina	0-E	Banco Citibank	Argentina	ARS	4,404	-	4,404	At maturity	37.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	69,185	613,839	683,024	Quarterly	5.61
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	36,748	1,272,408	1,309,156	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	1,178	818,453	819,631	Semiannual	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	22,421	184,152	206,573	Semiannual	5.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	13,924	186,120	200,044	Semiannual	5.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	32,803	959,236	992,039	Semiannual	5.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	12,190	314,973	327,163	Semiannual	5.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	-	343,607	343,607	Semiannual	5.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	-	171,803	171,803	Semiannual	5.95
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	-	1,360,111	1,360,111	Semiannual	5.95
Total							30,032,074	11,225,537	41,257,611
(*)	The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	Maturity (*)
							0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Bond payable
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bono J	898 28/06/2018	Chile	UF	1,295,812	-	1,295,812	Semiannual	2.90
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bono L	897 28/06/2018	Chile	UF	-	29,039,468	29,039,468	Semiannual	1.20
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bono M	898 28/06/2018	Chile	UF	-	372,902	372,902	Semiannual	1.60
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bono International	144A/Regulation S	United States	USD	8,012,800	-	8,012,800	Semiannual	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bono P	897 28/06/2018	Chile	UF	772,633	-	772,633	Semiannual	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bono R	1115 20/08/2022	Chile	UF	1,159,263	-	1,159,263	Semiannual	2.70
91,041,000-8	Viña San Pedro Tarapacá S.A. (2)	Chile	Bono D	986 12/12/2019	Chile	UF	-	57,780,276	57,780,276	Semiannual	1.00
Total							11,240,508	87,192,646	98,433,154
(1)	This obligation is hedged by a Cross Currency Swap agreement, Note 7 - Financial instruments.
(2)	This obligation is partially hedged by a Cross Currency Swap agreement, Note 7 - Financial instruments.
(*)	The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

Non-current bank borrowings and bonds payable

The maturities and interest rates of these obligations are detailed as follows:

As of December 31, 2025:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	6,743,405	-	-	6,743,405	At maturity	6.07
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	5,986,916	-	-	5,986,916	At maturity	6.33
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	16,000,000	-	-	16,000,000	At maturity	5.86
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	799,122	913,282	1,255,762	2,968,166	Quarterly	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	1,663,327	1,900,946	2,376,181	5,940,454	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	545,870	545,869	-	1,091,739	Semiannual	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	561,466	421,099	-	982,565	Semiannual	5.50
Total							32,300,106	3,781,196	3,631,943	39,713,245

(*)	The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bond payable
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond J	898 2018/06/28	Chile	UF	-	-	119,288,156	119,288,156	At maturity	2.90
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond L	897 2018/06/28	Chile	UF	14,986,219	-	-	14,986,219	Semiannual	1.20
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond M	898 2018/06/28	Chile	UF	-	80,441,606	-	80,441,606	At maturity	1.60
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond International	144A/Regulation S	United States	USD	-	-	539,931,158	539,931,158	At maturity	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond R	1115 2022/08/20	Chile	UF	-	-	158,219,013	158,219,013	At maturity	2.70
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bond P	897 2018/06/28	Chile	UF	-	-	79,617,058	79,617,058	At maturity	3.35
Total							14,986,219	80,441,606	897,055,385	992,483,210
(1)	This obligation is hedged by a Cross Currency Swap agreement, Note 7 - Financial instruments.
(*)	The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

As of December 31, 2024:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bank borrowings
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	16,324	17,468	15,488	49,280	Monthly	3.39
76,035,409-0	Cervecera Guayacán SpA.	Chile	97,004,000-5	Banco de Chile	Chile	UF	27,793	31,085	34,830	93,708	Monthly	5.65
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	30,000,000	-	-	30,000,000	At maturity	6.54
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	90,000,000	-	90,000,000	At maturity	6.78
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	2,000,000	-	-	2,000,000	At maturity	7.32
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	1,000,000	-	-	1,000,000	At maturity	8.04
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	6,732,610	-	-	6,732,610	At maturity	7.74
96,981,310-6	Cervecería Kunstmann S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	-	5,977,327	-	5,977,327	At maturity	8.00
99,586,280-8	Compañía Pisquera de Chile S.A.	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	16,000,000	-	-	16,000,000	At maturity	6.66
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	1,227,678	1,227,678	1,688,058	4,143,414	Quarterly	5.61
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	2,544,816	2,544,816	3,181,018	8,270,650	Quarterly	5.00
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	545,636	545,635	-	1,091,271	Semiannual	5.50
0-E	Bebidas Bolivianas BBO S.A.	Bolivia	0-E	Banco Mercantil Santa Cruz S.A.	Bolivia	BOB	736,608	552,456	-	1,289,064	Semiannual	5.95
Total							60,831,465	100,896,465	4,919,394	166,647,324
(*)	The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Registration	ID No. Instrument	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Bond payable
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bono J	898 28/06/2018	Chile	UF	-	-	115,357,118	115,357,118	Semiannual	2.90
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bono L	897 28/06/2018	Chile	UF	43,447,522	-	-	43,447,522	Semiannual	1.20
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bono M	898 28/06/2018	Chile	UF	-	-	78,066,626	78,066,626	Semiannual	1.60
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bond International	144A/Regulation S	United States	USD	-	-	592,159,908	592,159,908	Semiannual	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A. (1)	Chile	Bono P	897 28/06/2018	Chile	UF	-	-	77,018,766	77,018,766	Semiannual	3.35
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	Bono R	1115 20/08/2022	Chile	UF	-	-	152,953,980	152,953,980	Semiannual	2.70
Total							43,447,522	-	1,015,556,398	1,059,003,920
(1)	This obligation is hedged by a Cross Currency Swap agreement, Note 7 - Financial instruments.
(*)	The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

Details of the fair value of bank borrowings, financial leases obligations and bonds payable are described in Note 7 - Financial instruments.

The current effective interest rates of bond obligations are as follows:

Bonds Serie J	2.89%
Bonds Serie L	1.21%
Bonds Serie M	0.87%
Bonds International	3.30%
Bonds Serie P	3.36%
Bonds Serie R	2.81%

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

The terms and conditions of the main interest accruing obligations as of December 31, 2025, are detailed as follows:

A)	Bank Borrowings

Banco del Estado de Chile - Bank Loans

a)	On July 27, 2012, the subsidiary Compañía Pisquera Chile S.A. (CPCh) signed a bank loan with the Banco del Estado de Chile for a total of ThCh$ 16,000,000, with maturity on July 27, 2017.

This loan accrues interest at an annual fixed rate of 6.86% and an effective rate of 7.17% per annum. The subsidiary paid interest semi-annually, and the capital amortization consists of a single payment at the end of the established term.

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

On December 19, 2025, the interest rate was refinanced at a annual fixed rate of 5.86%, maintaining the current terms of the loan.

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

As of December 31, 2025 the subsidiary and the Company were in compliance with the financial covenants.

b)	On April 16, 2021, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 1,000,000, at a fixed interest rate maturing on April 17, 2023.

On April 17, 2023, this loan was renewed for a 3-year term, maturing on April 17, 2026 at an annual fixed rate of 8.04% maturing April 17, 2026.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

On January 9, 2025, the interest rate was refinanced at a annual fixed rate of 6.84%, maintaining the current terms of the loan.

On December 19, 2025, the interest rate was refinanced at an annual fixed rate of 6.27%, maintaining the current terms of the loan.

The subsidiary pays interest semi-annually and principal in a single payment at the end of the established term.

c)	On April 21, 2021, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 2,000,000, at a fixed interest rate maturing on April 21, 2023.

On April 21, 2023, this loan was renewed for a 3-year term, maturing on April 21, 2026 at an annual fixed rate of 8.58%.

On June 5, 2024, the interest rate was refinanced at an annual fixed rate of 7.32%, maintaining the current terms of the loan.

On January 9, 2025, the interest rate was refinanced at a annual fixed rate of 6.84%, maintaining the current terms of the loan.

On December 19, 2025, the interest rate was refinanced at an annual fixed rate of 6.20%, maintaining the current terms of the loan.

The subsidiary pays interest semi-annually and principal in a single payment at the end of the established term.

d)	On July 19, 2022, the subsidiary Cervecería Kunstmann S.A. subscribed a bank loan with Banco del Estado de Chile for a total of ThCh$ 2,000,000, at a fixed interest rate of 8.70%, maturing on July 18, 2025.

On June 5, 2024, the interest rate was refinanced at an annual fixed rate of 7.35% maintaining the current terms of the loan.

On January 9, 2025, the interest rate was refinanced at a annual fixed rate of 6.84%, maintaining the current terms of the loan.

On July 18, 2025, this loan was fully paid.

The subsidiary pays interest semiannually and the principal in a single payment at the end of the established term.

e)	On August 11, 2022, the subsidiary Cervecería Kunstmann S.A. subscribed a bank loan with Banco del Estado de Chile for a total of ThCh$ 6,750,000, at a fixed interest rate of 8.598%, maturing on August 11, 2027.

On June 5, 2024, the interest rate was refinanced at an annual fixed rate of 7.74%, maintaining the current terms of the loan.

On January 9, 2025, the interest rate was refinanced at a annual fixed rate of 7.44%, maintaining the current terms of the loan.

On December 19, 2025, the interest rate was refinanced at a annual fixed rate of 6.07%, maintaining the current terms of the loan.

The subsidiary pays interest semiannually and the principal in a single payment at the end of the established term.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

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

As of December 31, 2025 the subsidiary was in compliance with the financial covenants.

f)	On May 12, 2023, the subsidiary Cervecería Kunstmann S.A. subscribed a bank loan with Banco del Estado de Chile for a total of ThCh$ 6,000,000, at a fixed interest rate of 7.998%, maturing on May 12, 2028.

On January 9, 2025, the interest rate was refinanced at a annual fixed rate of 7.44%, maintaining the current terms of the loan.

On December 19, 2025, the interest rate was refinanced at a annual fixed rate of 6.33%, maintaining the current terms of the loan.

The subsidiary pays interest semiannually and the principal in a single payment at the end of the established term.

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

As of December 31, 2025 the subsidiary was in compliance with the financial covenants.

g)	On April 13, 2017, Compañía Cervecerías Unidas S.A. signed a bank loan with Banco del Estado de Chile for a total of ThCh$ 40,000,000, at a fixed interest rate, maturing on April 13, 2022.

On April 13, 2022, this loan was renewed for a 5-year term, maturing on April 13, 2027 at an annual fixed rate of 8.34%.

The Company pays interest semi-annually, and the capital amortization consists in a single payment at the end of the established term.

On March 31, 2023, ThCh$ 10,000,000 of principal due was paid in advance.

On May 17, 2024, the interest rate was refinanced at an annual fixed rate of 7.5%, maintaining the other current terms of the loan.

On November 15, 2024, the interest rate was refinanced at a annual fixed rate of 6.54%, maintaining the current terms of the loan.

On April 15, 2025, this loan was fully paid.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

h)	On October 13, 2021, Compañía Cervecerías Unidas S.A. signed a bank loan with Scotiabank Chile for a total of ThCh$ 90,000,000, at a fixed interest rate, maturing on April 6, 2023.

On April 6, 2023, the loan was renewed with Banco del Estado de Chile for a term of 5 years, maturing on April 6, 2028 at an annual fixed rate of 7.17%.

On November 15, 2024, the interest rate was refinanced at a annual fixed rate of 6.78%, maintaining the current terms of the loan.

The Company pays interest semi-annually and principal in a single payment at the end of the established term.

On April 15, 2025, this loan was fully paid.

Banco Scotiabank Chile - Bank Loans

a)	On December 9, 2019, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco Scotiabank Chile for a total of ThCh$ 10,000,000 (current balance to ThCh$ 833,333 as of December 31, 2025), at a fixed interest rate of 3.45%, maturing on December 9, 2025.

The subsidiary pays interest and capital semi-annually with a first payment on June 9, 2020.

On December 9, 2025, this loan was fully paid.

b)	On March 17, 2020, the subsidiary Cervecería Kunstmann S.A. signed a bank loan with Banco Scotiabank Chile for a total of ThCh$ 3,000,000 at a fixed interest rate of 3.95% and maturity on March 16, 2025.

The subsidiary pays interest semi-annually and capital amortization consists of a single payment at the end of the established term.

On March, 17, 2025 this loan was fully paid.

Banco Crédito e Inversiones - Bank loans

a)	On May 18, 2020, D&D SpA. entered into a bank loan with Banco de Crédito e Inversiones for a total of ThCh$ 69,000 at a fixed interest rate of 3.5%, maturing on April 24, 2024.

The subsidiary pays interest and principal on a monthly basis.

On April 24, 2024, the loan was fully paid.

b)	On July 23, 2021, D&D SpA. entered into a bank loan with Banco de Crédito e Inversiones for a total of ThCh$ 100,000 at a fixed interest rate of 6.96%, maturing on June 16, 2025.

The subsidiary pays interest and principal on a monthly basis.

On June 16, 2025, the loan was fully paid.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

Banco Mercantil Santa Cruz S.A. - Bank loans

a)	On June 26, 2017, the subsidiary Bebidas Bolivianas S.A. (BBO) signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 68,877,500 bolivians (equivalent outstanding balance is ThCh$ 5,940,453 as of December 31, 2025), at a fixed interest rate of 5.0%, maturing on April 4, 2032.

This loan accrues interest at a fixed interest rate. The subsidiary pays interest on a quarterly basis, and the capital amortization began to be settled from November 12, 2024 on a quarterly basis.

b)	On May 31, 2019, the subsidiary BBO signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 34,300,000 bolivians (equivalent outstanding balance is ThCh$ 2,968,166 as of December 31, 2025), at a fixed interest rate of 5.5%, maturing on June 21, 2032.

This loan accrues interest at a fixed interest rate. The subsidiary pays interest on a quarterly basis and the capital amortization began to be settled from October 31, 2024 on a quarterly basis.

c)	On June 30, 2022, the subsidiary BBO signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 17,150,000 bolivians (equivalent outstanding balance is ThCh$ 1,091,739 as of December 31, 2025), at a fixed interest rate of 5.5% and maturing on June 25, 2028.

This loan accrues interest at a fixed interest rate. The subsidiary will pays interest on a semi-annual basis, and the capital amortization began to be settled on June 25, 2024 on a semi-annual basis.

d)	On May 29, 2023, the subsidiary BBO signed a bank loan with Banco Mercantil Santa Cruz S.A. for a total of 10,290,000 bolivians (equivalent outstanding balance is ThCh$ 982,565 as of December 31, 2025), at a fixed interest rate of 5.5% and maturing on May 10, 2029.

This loan accrues interest at a fixed interest rate. The subsidiary will pay interest on a semi-annual basis, and the capital amortization will begin to be settled on November 10, 2025 on a semi-annual basis.

B)	Bonds

Series J Bonds - CCU S.A.

On June 28, 2018, CCU S.A. registered in the Securities Register, under the number 898, the issuance of its Series J Bond, bearer and dematerialized, for a total of UF 3 million (the balance outstanding is ThCh$ 119,183,880 as of December 31, 2025) with maturity on August 10, 2043. The Series J bonds will accrue on the unpaid capital expressed in Unidades de Fomento, an annual interest of 2.9%, compounded, due, calculated on the basis of equal semesters of 180 days, equivalent to 1.4396% semi-annual. Interest will accrue as of August 10, 2018, will be paid semiannually as of February 10, 2019 and the principal will be paid at the end of the bond term.

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

By public complimentary deed on June 10, 2020 the Company recorded in the Securities Record the issue of Bonds Series L for UF 3 million (the balance outstanding is ThCh$ 44,693,955 as of December 31, 2025), maturing on June 1, 2027. The Series L Bonds will accrue on the unpaid capital expressed in UF an interest rate of 1.20% calculated on the basis of equal semesters of 180 days, equivalent to 0.5982% semiannual. The interests will be accrued from June 1, 2020 and will be paid semiannually as from December 1, 2020. The principal will be paid semiannually as from December 1, 2023.

The issue was subscribed with Banco BICE as representative of the bond holders and as paying bank and it requires that the Company complies with the following financial covenants on its Consolidated Financial Statements and other specific requirements indicated in letter C), number 1) Restrictions and compliance of financial obligations.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

The inflation risk associated to the interest rate to wich L Bond is exposed is mitigated through the use of Cross Currency Swap contracts, wich fix the rate. See the details of the Company´s hedging in Note 7 - Financial Instruments.

Series M Bonds - CCU S.A.

On June 28, 2018 under the number 898, CCU S.A. recorded in the Securities Registry the issuance of a 30-years Bonds line. The issuer may issue one or more series of Bonds directed to the market general.

As stated in a complementary public deed, dated June 10, 2020, the Series M Bond has been placed, bearer and dematerialized, for a total of UF 2 million (the balance outstanding is ThCh$ 79,455,920 as of December 31, 2025) with maturity on June 1, 2030. The Series M bonds will accrue interest at an annual rate of 1.60% per annum on the unpaid principal expressed in Unidades de Fomento, compounded, due, calculated on the basis of equal semesters of 180 days, equivalent to 0.7968% per semester. Interest will accrue as from June 1, 2020, will be paid semi-annually as from December 1, 2020 and the principal will be paid at the end of the bond term.

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

As stated in a complementary public deed, dated March 30, 2022, the Series P Bond has been placed, bearer and dematerialized, for a total of UF 2 million (the balance outstanding is ThCh$ 79,455,920 as of December 31, 2025) with maturity on March 15, 2032. The Series P bonds will accrue interest at an annual rate of 3.35% per annum on the unpaid principal expressed in Unidades de Fomento, compounded, due, calculated on the basis of equal semesters of 180 days, equivalent to 1.6% per semester, Interest will accrue as from March 15, 2022, will be paid semi-annually as from September 15, 2022 and the principal will be paid at the end of the bond term.

The issue was subscribed with Banco BICE as representative of the bond holders and as paying bank. It requires that the Company complies with the following financial covenants on its Consolidated Financial Statements and other specific requirements indicated in letter C), number 1) Restrictions and compliance of financial obligations.

The inflation risk associated to the interest rate to wich P Bond is exposed is mitigated through the use of Cross Currency Swap contracts, wich fix the rate. See the details of the Company´s hedging in Note 7 - Financial Instruments.

Series International - CCU S.A.

On January 19, 2022, the Company issued and placed in the international markets bonds in the amount of USD 600,000,000 (equivalent to ThCh$ 544,278,000 as of December 31, 2025), with an annual interest rate of 3.350%, payable semiannually for a term of 10 years, and payment of the principal in one installment at maturity on January 19, 2032, subject to Rule 144 and Regulation S of the U.S. Securities Act of 1933.

Bond Serie R - CCU S.A.

On August 30, 2022 and under number 1,115, CCU S.A. registered in the relevant securities registry a new line of bonds, in which a line of 30-year bonds was established, under which the issuer may issue one or more series of bonds to the market.

As stated in the complementary public documents dated August 26, 2022, the Series R Bond, bearer and dematerialized, has been placed for a total of UF 4 million (equivalent to ThCh$ 158,911,840 as December 31, 2025), maturing on September 15, 2042. The Series R bonds will accrue a compounded annual interest rate of 2.70% on the outstanding principal, expressed in Unidades de Fomento, calculated on the basis of equal semesters of 180 days, equivalent to 1.3410% semiannually. Interest will be accrued as from September 15, 2022, and will be paid semi-annually as from March 15, 2023. The principal will be paid at the end of the bond term.

The issue was subscribed with Banco BICE as representative of the bondholders and paying bank, requiring that the Company complies with the following covenants with respect to its Consolidated Financial Statements and other specific requirements indicated in letter C), number 2) Restrictions and compliance of financial obligations.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

Series D Bonds - VSPT S.A.

On December 12, 2019 under the number 986, VSPT recorded in the Securities Registry the issuance of a 10-years Bonds line. The issuer may issue one or more series of Bonds.

By public complimentary deed on June 10, 2020, VSPT recorded in the Securities Record the issue of Bonds Series D for UF 1.5 millions, maturing on June 1, 2025. The interest will be paid semiannually from December 1, 2020 at a fixed interest rate of 1.00% annually and the principal will be paid at the end of the bond term.

The issue was subscribed with Banco BICE as representative of the bond holders and as paying bank and required that the Company comply with certain financial covenants on its Consolidated Financial Statements and other specific requirements.

On June 1, 2025, this bonus was paid amounting ThCh$ 59,085,003.

The exchange rate risk to which D Bond was exposed was proportionally mitigated through the use of Cross Currency Swap contracts. See detail of the Company's hedging in Note 7 - Financial Instruments.

C)    Restrictions and compliance of financial obligations.

1)	Covenants - Series J, L, M, P Bonds.

a.	Maintain at the end of each quarter a level of Consolidated Net Financial Debt reflected in each of its quarterly Consolidated Financial Statements not greater than 1.5 times defined as the ratio between Net Financial Debt and Total Adjusted Equity, hereinafter “Consolidated Net Financial Debt Level”. To determine the Consolidated Net Financial Debt Level, it will be based on the quarterly Consolidated Financial Statements and the following will be considered: /i/ “Net Financial Debt”, the difference between /x/ the unpaid amount of the “Financial Debt”, which is the sum of the lines, current and non-current, Bank loans, Bonds and Obligations for financial leases, contained in the Note Other financial liabilities and will not be considered for the calculation and determination of Financial Debt Net, the total amount of the liability for the obligation for rights to use assets of the account or subaccount of "IFRS 16", current and non-current, and /y/ the balance of the Cash and Cash Equivalents item contained in the Statement Consolidated Financial Position of the Issuer, and /ii/ “Total Adjusted Equity” the sum of /x/ Total Equity e /y/ the sum of the accounts Provisional Dividends, Dividends provisioned according to policy, as well as all other accounts related to provision of dividends contained in the Statement Consolidated of Changes in the Issuer's Equity.

b.	The Issuer must maintain a consolidated financial expense coverage of not less than 3 times, defined as the ratio between ORBDA and Financial Costs. ORBDA[1] is the sum of the accounts Gross Margin and Other Income by Function, less the accounts Distribution Costs, Administrative Expenses and Other Expenses by Function and plus the line Depreciation and Amortization recorded in the Note Costs and Expenses by Nature. For Financial Costs, the account of the same name contained in the Consolidated Statement of Income by Function. The Consolidated Financial Expense Coverage will be calculated for the twelve consecutive months prior to the date of the corresponding Consolidated Financial Statements, including the month of closing of such Consolidated Financial Statements.

c.	The Issuer shall maintain an Adjusted Shareholders' Equity at the consolidated level of at least ThCh$ 312,516,750. For these purposes, Adjusted Shareholders' Equity corresponds to the sum of /i/ the account Equity attributable to owners of the controlling company contained in the Consolidated Statement of Financial Position, and /ii/ the sum of the accounts Dividends, Dividends provided according to policy, as well as all other accounts related to provision for dividends, contained in the Consolidated Statement of Changes in Shareholders' Equity.

d.	The Issuer shall maintain unencumbered assets for an amount equal to at least 1.2 times the outstanding amount of unsecured financial debt, For these purposes, assets and debts shall be valued at book value. The term "unencumbered assets" means: /a/ the difference between /i/ the Total Assets account in the Consolidated Statement of Financial Position, and /ii/ the assets pledged as collateral indicated in the Note on Contingencies and Commitments of the Consolidated Financial Statements; and /b/ Financial Debt, the definition given to this term is found in the Indenture.

1 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

e.	The Issuer shall maintain, either directly or indirectly, ownership over more than 50% of the subscribed and paid-up shares and over the voting rights of the following companies: Cervecera CCU Chile Ltda. and Embotelladoras Chilenas Unidas S.A.

f.	Maintain a nominal installed capacity for the production, indistinctly, of Beer and/or Alcoholic Beverages and/or Nectars and/or Mineral and/or Bottled Waters, hereinafter the "Essential Businesses", equal to or not less, either with respect to one or more of the aforementioned categories or all of them together, than 15.9 million hectoliters per year.

g.	The Issuer shall maintain, directly or through a subsidiary, ownership of the trademark "CRISTAL", word or word, for beer, in class 32 of the International Classifier of Products and Services for the registration of trademarks.

h.	The Issuer shall not make investments in instruments issued by "related parties" other than its subsidiaries, nor to carry out with them other transactions outside its normal line of business, under conditions other than those established in Title XVI of the Corporations Law.

As of December 31, 2025, the Company was in compliance with the financial covenants.

2)	Covenants - Series R Bonds.

a.	Maintain at the end of each quarter a level of Consolidated Net Financial Debt reflected in each of its quarterly Consolidated Financial Statements not greater than 1.5 times defined as the ratio between Net Financial Debt and Total Adjusted Equity, hereinafter “Consolidated Net Financial Debt Level”. To determine the Consolidated Net Financial Debt Level, it will be based on the quarterly Consolidated Financial Statements and the following will be considered: /i/ “Net Financial Debt”, the difference between /x/ the unpaid amount of the “Financial Debt”, which is the sum of the lines, current and non-current, Bank loans, Bonds and Obligations for financial leases, contained in the Note Other financial liabilities, and /ii/ “Total Adjusted Equity” the sum of /x/ Total Equity e /y/ the sum of the accounts Provisional Dividends, Dividends provisioned according to policy, as well as all other accounts related to provision of dividends contained in the Statement Consolidated of Changes in the Issuer's Equity.

b.	The Issuer must maintain a Consolidated Financial Expense Coverage of no less than three times defined as the ratio between ORBDA[2] and Financial Expenses. ORBDA is defined as the sum of the items Gross margin and Other income per function minus the items Distribution expenses, Administrative expenses, and Other expenses per function registered in the Consolidated Financial Statments of Incomes of the quarterly Consolidated Financial Statement of the issuer, plus the Depreciation and Amortization line recorded in the Note Costs and Expenses by Nature, Financial Expenses refers to the account of the same name referred to in the Consolidated Statement of Income by Function. The Consolidated Financial Expenses Coverage Ratio will be calculated for the period of 12 consecutive months prior to the date of the corresponding Consolidated Financial Statements including the closing month of said Consolidated Financial Statements.

c.	The issuer must maintain an Adjusted Equity at a consolidated level for an amount of at least equal to ThCh$ 312,516,750. For these purposes, Adjusted Equity corresponds to the sum of /i/ the Equity account attributable to the owners of the controlling entity in the Consolidated Statement of Financial Position, and /ii/ the sum of the accounts Dividends, Dividends provisioned according to policy, as well as all other accounts relating to the provision of dividends, contained in the Consolidated Statement of Changes in Equity.

d.	The issued must maintain Lien-Free Assets for an amount equal to at least 1.2 times the unpaid amount of the Financial Debt without collateral. For these purposes, the assets and debts will be valued at book value. The following shall be understood: /a/ Assets Free of Liens is the difference between /i/ the Total Assets account in the Consolidated Statement of Financial Position, and /ii/ the assets given as guarantees indicated in the Note on Contingencies and Commitments of the Consolidated Financial Statements; and /b/ Fianancial Debt is the definition given to said term in number Four letter a/ /i/ of the Fifteenth clause of the Issuance Contract. It is expressly recorded and established that as of the mandatory entry of IFRS 16 on January 1, 2019, which was issued and approved by the International Accounting Standards Board regarding the calculation of Financial Debt that must be made in accordance with number Four and Five of Clause Fifteen of the Issuance Contract after said date. The account or respective subaccount refers to the total amount of the liability for obligation for rights of use assets or the name that the Commission defines for this purpose. Due to the entry of the aforementioned standard, it must be disclosed as a financial liability within the items, Other current financial liabilities and Other non-current financial liabilities, which will not be considered, incorporated or used for the calculation and determination of said Financial Debt.

2 ORBDA, for the Company purposes, is defined as Adjusted Operating Result before Depreciation and Amortization.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

e.	Maintain, directly or indirectly, the ownership of more than fifty percent of the social rights and of the subscribed and paid shares, respectively, of: /a/ Cervecera CCU Chile Limitada and /b/ Embotelladoras Chilenas Unidas S.A.

f.	Maintain a nominal installed capacity for the production without distinction of Beers and/or non-alcoholic Beverages and/or Nectars and/or Mineral and/or Packaged Waters, Hereinafter, the "Essential Businesses" equal to and not inferior to either with respect to one or more of the aforementioned categories or all of them together, 15.9 million hectoliters per year.

g.	Maintain directly or through a Subsidiary, the ownership of the trademark "CRISTAL", brand or word, for beer, in class 32 of the International Classifier of Products and Services for the registration of trademarks.

h.	The Issuer shall not make investments in instruments issued by "related parties" other than its subsidiaries, nor to carry out with them other transactions outside its normal line of business, under conditions other than those established in Title XVI of the Corporations Law.

As of December 31, 2025, the Company was in compliance with the financial covenants.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

Note 22 Right of use assets and Lease liabilities

Right of use assets

The net book value of lands, buildings, machinery, fixtures and accessories, and other property, plant and equipment corresponds to financial lease contracts. The movement for assets by right of use is as follows:

	Land and buildings	Machinery	Fixtures, accessories and other properties, plants and equipment	Total
	ThCh$	ThCh$	ThCh$	ThCh$
As of January 1, 2024
Historic cost	51,646,199	8,632,533	6,204,646	66,483,378
Accumulated depreciation	(20,795,664)	(6,083,151)	(3,859,342)	(30,738,157)
Book Value	30,850,535	2,549,382	2,345,304	35,745,221
Additions	14,742,255	710,231	3,875,974	19,328,460
Additions for business combinations (cost) (2)	119,480	-	-	119,480
Conversion effect historic (cost)	(394,723)	(493,868)	(16,876)	(905,467)
Depreciation (*)	(8,414,007)	(2,156,709)	(1,403,956)	(11,974,672)
Conversion effect (depreciation)	254,338	345,043	(6,199)	593,182
Others increases (decreases) (1)	716,535	1,656,746	61,076	2,434,357
Write off (cost)	(293,531)	(264,372)	(250,557)	(808,460)
Write off (depreciation)	183,848	181,719	119,504	485,071
Sub-Total	6,914,195	(21,210)	2,378,966	9,271,951
Book Value	37,764,730	2,528,172	4,724,270	45,017,172
As of December 31, 2024
Historic cost	67,640,867	12,451,324	9,861,206	89,953,397
Accumulated depreciation	(29,876,137)	(9,923,152)	(5,136,936)	(44,936,225)
Book Value	37,764,730	2,528,172	4,724,270	45,017,172

As of December 31, 2025
Additions	8,511,775	3,760,456	1,991,906	14,264,137
Conversion effect historic (cost)	(3,403,254)	(2,891,210)	9,106	(6,285,358)
Depreciation (*)	(8,474,102)	(1,801,798)	(2,285,403)	(12,561,303)
Conversion effect (depreciation)	1,637,684	2,447,447	489	4,085,620
Others increases (decreases) (1)	2,684,517	806,554	189,060	3,680,131
Divestitures (cost)	(3,350,017)	(451,572)	(312,948)	(4,114,537)
Depreciation of disposals of assets for right of use	3,316,598	159,439	222,104	3,698,141
Sub-Total	923,201	2,029,316	(185,686)	2,766,831
Book Value	38,687,931	4,557,488	4,538,584	47,784,003
As of December 31, 2025
Historic cost	70,570,666	14,408,438	11,756,484	96,735,588
Accumulated depreciation	(31,882,735)	(9,850,950)	(7,217,900)	(48,951,585)
Book Value	38,687,931	4,557,488	4,538,584	47,784,003
(1)	It corresponds mainly to the financial effect of the application of IAS 29 “Financial Information in Hyperinflationary Economies.
(2)	See Note 1 - General information, letter C), number (3).
(*)	This amount includes ThCh$ 184,727 (ThCh$ 331,402 as of 2024) for depreciation activated by agricultural assets, associated to the cost of sale of wine.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

Lease liabilities

Lease libialities that accrue interest classified by type of obligation and by their classification in the Consolidated Statement of Financial Position are the following:

	As of December 31, 2025		As of December 31, 2024
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Lease liabilities (1)	9,689,870	42,232,779	9,451,551	39,782,317
Total	9,689,870	42,232,779	9,451,551	39,782,317

(1)	See Note 5 - Risk administration.

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

The book value, nominal value, and interest rates of these lease liabilities are as follows:

Current lease liabilities

As of December 31, 2025

Lease liabilities at book value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Lease liabilities
79,862,750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	17,361	35,321	52,682	Monthly	2.14
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	161,035	491,723	652,758	Monthly	3.95
Subtotal							178,396	527,044	705,440
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	56,062	162,479	218,541	Monthly	6.30
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	112,186	297,096	409,282	Monthly	4.96
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	1,943,583	4,960,799	6,904,382	Monthly	3.28
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	77,179	231,532	308,711	Monthly	56.94
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	126,118	378,352	504,470	Monthly	8.09
0-E	CCU and subsidiaries	Paraguay	-	Suppliers of PPE	Paraguay	PYG	21,408	67,499	88,907	Monthly	9.77
0-E	CCU and subsidiaries	Paraguay	-	Suppliers of PPE	Paraguay	USD	91,571	327,334	418,905	Monthly	10.24
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	41,322	89,910	131,232	Monthly	7.71
Subtotal (leases IFRS )							2,469,429	6,515,001	8,984,430
Total							2,647,825	7,042,045	9,689,870
(*)	The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

Lease liabilities at nominal value:

							Maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization
							ThCh$	ThCh$	ThCh$
Lease liabilities
79,862,750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	17,995	53,801	71,796	Monthly
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	344,080	1,032,239	1,376,319	Monthly
Subtotal							362,075	1,086,040	1,448,115
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	61,603	167,161	228,764	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	2,153,072	5,468,102	7,621,174	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	158,702	432,019	590,721	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	194,584	447,643	642,227	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	157,491	468,116	625,607	Monthly
0-E	CCU and subsidiaries	Paraguay	-	Suppliers of PPE	Paraguay	PYG	28,390	85,170	113,560	Monthly
0-E	CCU and subsidiaries	Paraguay	-	Suppliers of PPE	Paraguay	USD	479,201	1,437,604	1,916,805	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	49,877	106,264	156,141	Monthly
Subtotal (leases IFRS )							3,282,920	8,612,079	11,894,999
Total							3,644,995	9,698,119	13,343,114

As of December 31, 2024

Lease liabilities at book value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$		(%)
Financial leases obligations
79,862,750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	16,426	50,596	67,022	Monthly	2.14
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	150,334	459,014	609,348	Monthly	3.95
Subtotal							166,760	509,610	676,370
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	266,922	126,904	393,826	Monthly	4.45
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	1,687,789	4,611,407	6,299,196	Monthly	4.09
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	165,634	381,028	546,662	Monthly	4.00
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	111,701	290,702	402,403	Monthly	65.93
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	196,759	590,279	787,038	Monthly	8.09
0-E	CCU and subsidiaries	Paraguay	-	Suppliers of PPE	Paraguay	PYG	41,095	124,228	165,323	Monthly	9.53
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	45,183	135,550	180,733	Monthly	3.18
Subtotal (leases IFRS )							2,515,083	6,260,098	8,775,181
Total							2,681,843	6,769,708	9,451,551
(*)	The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

Lease liabilities at nominal value:

							Maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	0 to 3 months	3 months to 1 year	Total	Type of amortization
							ThCh$	ThCh$	ThCh$
Financial leases obligations
79,862,750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	17,933	53,801	71,734	Monthly
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	332,723	998,169	1,330,892	Monthly
Subtotal							350,656	1,051,970	1,402,626
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	307,671	220,578	528,249	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	1,450,259	3,390,487	4,840,746	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	527,860	1,517,399	2,045,259	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	230,259	633,511	863,770	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	245,335	736,004	981,339	Monthly
0-E	CCU and subsidiaries	Paraguay	-	Suppliers of PPE	Paraguay	PYG	51,708	150,184	201,892	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	54,132	162,396	216,528	Monthly
Subtotal (leases IFRS )							2,867,224	6,810,559	9,677,783
Total							3,217,880	7,862,529	11,080,409

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

Non-current lease liabilities

As of December 31, 2025

Lease liabilities at book value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Lease liabilities
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Suppliers of PPE	Chile	UF	1,377,020	1,478,860	18,305,323	21,161,203	Monthly	3.95
Subtotal							1,377,020	1,478,860	18,305,323	21,161,203
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	139,434	-	-	139,434	Monthly	6.30
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	8,816,550	3,555,537	2,693,110	15,065,197	Monthly	3.28
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	495,625	355,927	734,015	1,585,567	Monthly	4.96
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	239,741	24,806	-	264,547	Monthly	56.94
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	923,992	230,998	-	1,154,990	Monthly	8.09
0-E	CCU and subsidiaries	Paraguay	-	Suppliers of PPE	Paraguay	PYG	150,455	55,878	-	206,333	Monthly	9.77
0-E	CCU and subsidiaries	Paraguay	-	Suppliers of PPE	Paraguay	USD	884,173	1,081,131	596,520	2,561,824	Monthly	10.24
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	93,684	-	-	93,684	Monthly	7.71
Subtotal (leases IFRS )							11,743,654	5,304,277	4,023,645	21,071,576
Total							13,120,674	6,783,137	22,328,968	42,232,779
(*)	The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

Lease liabilities at nominal value:

							Maturity
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization
							ThCh$	ThCh$	ThCh$	ThCh$
Lease liabilities
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	2,752,638	2,752,638	23,626,813	29,132,089	Monthly
Subtotal							2,752,638	2,752,638	23,626,813	29,132,089
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	139,309	-	-	139,309	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	9,545,568	3,893,699	2,858,970	16,298,237	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	818,273	659,500	1,297,798	2,775,571	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	630,883	148,517	-	779,400	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	1,023,556	298,536	-	1,322,092	Monthly
0-E	CCU and subsidiaries	Paraguay	-	Suppliers of PPE	Paraguay	PYG	173,024	54,508	-	227,532	Monthly
0-E	CCU and subsidiaries	Paraguay	-	Suppliers of PPE	Paraguay	USD	1,585,533	77,114	118,883	1,781,530	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	108,722	-	-	108,722	Monthly
Subtotal (leases IFRS )							14,024,868	5,131,874	4,275,651	23,432,393
Total							16,777,506	7,884,512	27,902,464	52,564,482

As of December 31, 2024

Lease liabilities at book value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization	Interest Rate
							ThCh$	ThCh$	ThCh$	ThCh$		(%)
Financial leases obligations
79,862,750-3	Transportes CCU Limitada	Chile	97,030,000-7	Banco del Estado de Chile	Chile	CLP	52,636	-	-	52,636	Monthly	2.14
90,413,000-1	Compañía Cervecerías Unidas S.A.	Chile	99,012,000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	1,285,168	1,379,838	18,428,958	21,093,964	Monthly	3.95
Subtotal							1,337,804	1,379,838	18,428,958	21,146,600
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	19,321	-	-	19,321	Monthly	4.45
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	7,623,227	4,241,420	1,422,083	13,286,730	Monthly	4.09
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	366,173	349,822	1,017,761	1,733,756	Monthly	4.00
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	326,100	107,311	-	433,411	Monthly	65.93
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	1,545,505	1,082,238	-	2,627,743	Monthly	8.09
0-E	CCU and subsidiaries	Paraguay	-	Suppliers of PPE	Paraguay	PYG	157,168	93,548	-	250,716	Monthly	9.53
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	284,040	-	-	284,040	Monthly	3.18
Subtotal (leases IFRS )							10,321,534	5,874,339	2,439,844	18,635,717
Total							11,659,338	7,254,177	20,868,802	39,782,317
(*)	The amount based on the undiscounted contractual flows is found in Note 5 - Risk administration.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

Lease liabilities at nominal value:

							Maturity (*)
Debtor Tax ID	Company	Debtor country	Lending party Tax ID	Creditor name	Creditor country	Currency	Over 1 year to 3 years	Over 3 years to 5 years	More than 5 years	Total	Type of amortization
							ThCh$	ThCh$	ThCh$	ThCh$
Financial leases obligations
79.862.750-3	Transportes CCU Limitada	Chile	97.030.000-7	Banco del Estado de Chile	Chile	CLP	53,800	-	-	53,800	Monthly
90.413.000-1	Compañía Cervecerías Unidas S.A.	Chile	99.012.000-5	Consorcio Nacional de Seguros S.A.	Chile	UF	2,661,784	2,661,784	24,177,873	29,501,441	Monthly
Subtotal							2,715,584	2,661,784	24,177,873	29,555,241
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	CLP	450,486	140,151	-	590,637	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	UF	5,426,399	2,661,773	626,856	8,715,028	Monthly
0-E	CCU and subsidiaries	Chile	-	Suppliers of PPE	Chile	USD	2,138,893	1,188,049	1,357,385	4,684,327	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	ARS	918,048	524,460	-	1,442,508	Monthly
0-E	CCU and subsidiaries	Argentina	-	Suppliers of PPE	Argentina	USD	1,780,137	1,249,933	-	3,030,070	Monthly
0-E	CCU and subsidiaries	Paraguay	-	Suppliers of PPE	Paraguay	PYG	193,267	104,757	-	298,024	Monthly
0-E	CCU and subsidiaries	Uruguay	-	Suppliers of PPE	Uruguay	UYU	333,391	-	-	333,391	Monthly
Subtotal (leases IFRS )							11,240,621	5,869,123	1,984,241	19,093,985
Total							13,956,205	8,530,907	26,162,114	48,649,226

Below is the detail of future payments and the value of lease liabilities:

	As of December 31, 2025
	Gross Amount	Interest	Value
	ThCh$	ThCh$	ThCh$
0 to 3 months	3,644,995	997,170	2,647,825
3 months to 1 year	9,698,119	2,656,074	7,042,045
Over 1 year to 3 years	16,777,506	3,656,832	13,120,674
Over 3 years to 5 years	7,884,512	1,101,375	6,783,137
More than 5 years	27,902,464	5,573,496	22,328,968
Total	65,907,596	13,984,947	51,922,649

	As of December 31, 2024
	Gross Amount	Interest	Value
	ThCh$	ThCh$	ThCh$
0 to 3 months	3,217,880	536,037	2,681,843
3 months to 1 year	7,862,529	1,092,821	6,769,708
Over 1 year to 3 years	13,956,205	2,296,867	11,659,338
Over 3 years to 5 years	8,530,907	1,276,730	7,254,177
More than 5 years	26,162,114	5,293,312	20,868,802
Total	59,729,635	10,495,767	49,233,868

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

Reconciliation of liabilities arising from financing activities:

	As of December 31, 2024	Flows			Accrual of interest	Change in foreign currency and unit per adjustment	Additions for business combinations	Increase through new leases	Others	As of December 31, 2025
		Payments		Acquisitions
		Principal	Interest
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Others financial liabilities
Current
Bank borrowings	41,257,611	(120,386,088)	(6,238,503)	206,962,105	6,768,325	584,439	-	-	(4,131,134)	124,816,755
Bond payable	98,433,154	(88,356,034)	(32,316,653)	-	31,972,403	2,273,048	-	-	29,052,862	41,058,780
Lease liabilities	9,451,551	(12,394,330)	(3,188,607)	-	3,225,524	1,857,453	-	3,326,170	7,412,109	9,689,870
Total others financial liabilities current	149,142,316	(221,136,452)	(41,743,763)	206,962,105	41,966,252	4,714,940	-	3,326,170	32,333,837	175,565,405
Non-current
Bank borrowings	166,647,324	(120,000,000)	-	-	-	3,866	-	-	(6,937,945)	39,713,245
Bond payable	1,059,003,920	-	-	-	-	(37,467,848)	-	-	(29,052,862)	992,483,210
Lease liabilities	39,782,317	-	-	-	-	615,311	-	10,937,967	(9,102,816)	42,232,779
Total others financial liabilities non-current	1,265,433,561	(120,000,000)	-	-	-	(36,848,671)	-	10,937,967	(45,093,623)	1,074,429,234
Total Others financial liabilities	1,414,575,877	(341,136,452)	(41,743,763)	206,962,105	41,966,252	(32,133,731)	-	14,264,137	(12,759,786)	1,249,994,639

	As of December 31, 2023	Flows			Accrual of interest	Change in foreign currency and unit per adjustment	Additions for business combinations (1)	Increase through new leases	Others	As of December 31, 2024
		Payments		Acquisitions
		Principal	Interest
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Others financial liabilities
Current
Bank borrowings	24,494,870	(43,967,653)	(15,109,004)	52,903,303	13,662,655	1,304,411	-	-	7,969,029	41,257,611
Bond payable	38,650,859	-	(31,266,863)	-	31,803,416	1,755,653	-	-	57,490,089	98,433,154
Lease liabilities	7,142,360	(16,274,873)	(1,902,393)	-	1,598,887	2,204,844	119,480	3,626,892	12,936,354	9,451,551
Total others financial liabilities current	70,288,089	(60,242,526)	(48,278,260)	52,903,303	47,064,958	5,264,908	119,480	3,626,892	78,395,472	149,142,316
Non-current
Bank borrowings	174,074,170	(1,939,484)	-	-	-	8,762	-	-	(5,496,124)	166,647,324
Bond payable	1,050,838,488	(28,398,859)	-	-	-	94,054,380	-	-	(57,490,089)	1,059,003,920
Lease liabilities	34,061,739	-	-	-	-	3,803,328	-	15,701,568	(13,784,318)	39,782,317
Total others financial liabilities non-current	1,258,974,397	(30,338,343)	-	-	-	97,866,470	-	15,701,568	(76,770,531)	1,265,433,561
Total Others financial liabilities	1,329,262,486	(90,580,869)	(48,278,260)	52,903,303	47,064,958	103,131,378	119,480	19,328,460	1,624,941	1,414,575,877

(1)	See Note 1 - General Information letter C), number (8).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

	As of December 31, 2022	Flows			Accrual of interest	Change in foreign currency and unit per adjustment	Additions for business combinations (1)	Increase through new leases	Others	As of December 31, 2023
		Payments		Acquisitions
		Principal	Interest
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Others financial liabilities
Current
Bank borrowings	134,737,116	(86,424,860)	(18,541,141)	68,928,016	13,887,323	2,258,552	-	-	(90,350,136)	24,494,870
Bond payable	30,871,086	(26,621,937)	(32,003,201)	-	32,044,502	660,734	-	-	33,699,675	38,650,859
Lease liabilities	9,120,616	(10,704,270)	(1,647,488)	-	1,808,779	(1,289,212)	26,767	3,224,024	6,603,144	7,142,360
Total others financial liabilities current	174,728,818	(123,751,067)	(52,191,830)	68,928,016	47,740,604	1,630,074	26,767	3,224,024	(50,047,317)	70,288,089
Non-current
Bank borrowings	84,839,970	(10,000,000)	-	8,219,455	-	6,775	-	-	91,007,970	174,074,170
Bond payable	1,081,682,928	(36,373,728)	-	-	-	39,228,963	-	-	(33,699,675)	1,050,838,488
Lease liabilities	31,306,552	-	-	-	-	2,824,911	-	8,872,038	(8,941,762)	34,061,739
Total others financial liabilities non-current	1,197,829,450	(46,373,728)	-	8,219,455	-	42,060,649	-	8,872,038	48,366,533	1,258,974,397
Total Others financial liabilities	1,372,558,268	(170,124,795)	(52,191,830)	77,147,471	47,740,604	43,690,723	26,767	12,096,062	(1,680,784)	1,329,262,486

(1)	See Note 1 - General Information letter C), number (12).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

Note 23 Trade and other payables

Trade and other payables are detailed as follows:

	As of December 31, 2025		As of December 31, 2024
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Suppliers	377,576,378	-	423,583,701	45,275
Trade an other current payables	377,576,378	-	423,583,701	45,275
Withholdings payable	83,050,833	-	91,303,484	-
Trade accounts payable withholdings	83,050,833	-	91,303,484	-
Total	460,627,211	-	514,887,185	45,275

Note 24 Other provisions

Provisions recorded in the consolidated statement of financial position are detailed as follows:

	As of December 31, 2025		As of December 31, 2024
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Litigation	929,495	1,716,308	217,491	2,535,825
Others	2,244,058	162,964	2,244,058	255,255
Total	3,173,553	1,879,272	2,461,549	2,791,080

The changes in provisions are detailed as follows:

	Litigation (*)	Others	Total
	ThCh$	ThCh$	ThCh$
As of January 1, 2024	325,331	2,392,968	2,718,299
Additions for business combinations (1)	1,691,168	-	1,691,168
Incorporated	1,171,424	8,055	1,179,479
Used	(359,986)	-	(359,986)
Released	(70,013)	-	(70,013)
Conversion effect	(4,608)	98,290	93,682
Changes	2,427,985	106,345	2,534,330
As of December 31, 2024	2,753,316	2,499,313	5,252,629
As of December 31, 2025
Incorporated	1,453,152	-	1,453,152
Used	(490,265)	-	(490,265)
Released	(175,532)	-	(175,532)
Conversion effect	(894,868)	(92,291)	(987,159)
Changes	(107,513)	(92,291)	(199,804)
As of December 31, 2025	2,645,803	2,407,022	5,052,825
(1)	See Note 1 - General information, letter C), number (8).
(*)	See Note 35 - Contingencies and commitments.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

The maturities of provisions as of December 31, 2025, are detailed as follows:

	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$
Less than one year	929,495	2,244,058	3,173,553
Between 1 and 5 years	425,540	162,964	588,504
More than 5 years	1,290,768	-	1,290,768
Total	2,645,803	2,407,022	5,052,825

The maturities of provisions as of December 31, 2024, are detailed as follows:

	Litigation	Others	Total
	ThCh$	ThCh$	ThCh$
Less than one year	217,491	2,244,058	2,461,549
Between 1 and 5 years	576,140	255,255	831,395
More than 5 years	1,959,685	-	1,959,685
Total	2,753,316	2,499,313	5,252,629

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

Note 25 Income taxes

Tax receivables

Taxes receivables are detailed as follows:

	As of December 31, 2025	As of December 31, 2024
	ThCh$	ThCh$
Refundable tax previous year	6,051,483	5,069,480
Tax payments in advance	9,970,091	13,614,626
Benefits for tax losses	-	47,921
Others credits	1,681,672	936,169
Total	17,703,246	19,668,196

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

Current tax liabilities

Tax payables are detailed as follows:

	As of December 31, 2025	As of December 31, 2024
	ThCh$	ThCh$
Income tax	13,600,275	35,372,112
Monthly tax payment in advance	3,223,633	3,784,513
Tax under Article N°21	123,163	345,248
Others	1,938,228	1,608,298
Total	18,885,299	41,110,171

Tax expense

The detail of income tax and deferred income tax expense is as follows:

	For the years ended as of December 31,
	2025	2024	2023
	ThCh$	ThCh$	ThCh$
Deferred taxes	40,575,924	58,777,006	35,969,675
Prior year adjustments	(145,984)	(601,553)	418,002
Tax loss benefits	27,897,224	15,677,770	17,131,132
Total deferred tax income (expense)	68,327,164	73,853,223	53,518,809
Current tax expense	(41,110,110)	(62,837,194)	(37,775,488)
Prior period adjustments	(165,187)	(955)	(476,066)
Total (expenses) income for current taxes	(41,275,297)	(62,838,149)	(38,251,554)
(Expense) Income from income tax	27,051,867	11,015,074	15,267,255

Deferred taxes related to items charged or credited directly to the Consolidated Statement of Comprehensive Income are detailed as follows:

	For the years ended as of December 31,
	2025	2024	2023
	ThCh$	ThCh$	ThCh$
Net income from cash flow hedge	(82,648)	(1,281,621)	1,182,375
Actuarial gains and losses deriving from defined benefit plans	430,721	377,337	(360,233)
(Charge) credit to equity	348,073	(904,284)	822,142

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

Efective Rate

The Company’s effective income tax rate expense for the three months ended December 31, 2025, 2024 and 2023 represents 24.18%, 5.30% and 14.80% respectively of income before taxes. The following is reconciliation between such effective tax rate and the statutory tax rate valid in Chile.

	For the years ended as of December 31,
	2025		2024		2023
	ThCh$	Rate %	ThCh$	Rate %	ThCh$	Rate %
Income before taxes	110,240,817		165,529,723		103,158,188
Income tax using the statutory rate	(29,765,021)	27.00	(44,693,025)	27.00	(27,852,711)	27.00
Adjustments to reach the effective rate
Tax effect of permanent differences, net	40,240,483	(36.50)	37,787,116	(21.75)	38,422,245	(37.25)
Reversal of deferred taxes	12,063,485	(10.58)	16,375,910	(9.71)	592,008	(0.57)
Effect of tax rates in foreing subsidiaries	4,824,091	(4.38)	2,147,581	(1.20)	4,163,777	(4.04)
Prior year adjustments	(311,171)	0.28	(602,508)	0.36	(58,064)	0.06
Income tax (expense) benefit	27,051,867	(24.18)	11,015,074	(5.30)	15,267,255	(14.80)

Deferred taxes

Deferred tax assets and liabilities included in the Consolidated Financial Statements are detailed as follows:

	As of December 31, 2025	As of December 31, 2024
	ThCh$	ThCh$
Deferred tax assets
Impairment provision of accounts receivable	1,864,347	2,244,752
Others non-tax expenses	35,895,298	38,242,480
Benefits to staff	19,781,603	17,657,925
Inventory valuation	2,104,510	2,480,489
Intangibles	363,655	307,587
Property, Plant and Equipment	3,341,235	2,782,089
Deferred taxes related to assets arising from a single transaction	14,479,640	14,804,824
Others assets	4,689,684	3,642,101
Tax loss carryforwards	69,049,982	54,728,018
Subtotal by deferred tax assets	151,569,954	136,890,265
Deferred tax liabilities offset	(105,803,307)	(95,341,186)
Total assets from deferred taxes	45,766,647	41,549,079

Deferred taxes liabilities
Property, Plant and Equipment	111,954,455	133,958,756
Agricultural operation expenses	11,210,354	11,980,659
Manufacturing indirect activation costs	3,267,598	2,191,705
Intangibles	46,352,413	48,661,856
Deferred taxes related to liabilities arising from a single transaction	13,459,146	13,879,287
Others liabilities	8,525,192	12,625,602
Subtotal by deferred tax liabilities	194,769,158	223,297,865
Deferred tax assets offset	(105,803,307)	(95,341,186)
Total liabilities from deferred taxes	88,965,851	127,956,679
Total	(43,199,204)	(86,407,600)

No deferred taxes have been recorded for temporary differences between the taxes and accounting value generated by investments in subsidiaries; consequently, deferred tax is not recognized for the translation adjustments or investments in joint ventures and associates.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

In accordance with current tax laws in Chile, tax losses do not expire and can be applied indefinitely, Argentina, Uruguay and Paraguay tax losses expire after 5 years and Bolivia tax losses expire after 3 years.

Changes in deferred tax assets are detailed as follows:

Analysis of the deferred tax movement during the year	ThCh$
As of January 1, 2024	(57,905,237)
Deferred income tax credit	73,853,223
Conversion effect	(12,341,702)
Deferred taxes against equity	377,337
Deferred income tax on business combinations (2)	320,196
Others increases (decreases) (1)	(90,711,417)
Sub-Total	(28,502,363)
As of December 31, 2024	(86,407,600)

As of January 1, 2025	(86,407,600)
Deferred income tax credit	68,327,164
Conversion effect	9,360,087
Deferred taxes against equity	430,721
Others increases (decreases) (1)	(34,909,576)
Sub-Total	43,208,396
As of December 31, 2025	(43,199,204)

(1)	Corresponds to the financial effect of the application IAS 29 "Financial reporting in hyperinflationary economies.
(2)	See Note 1 - General information, letter C), numbers (3) and (8).

International Tax Reform - Pillar Two Model Rules

The Company has assessed the application of IAS 12 "Income Taxes" on the International Tax Reform (Pillar Two model rules), which aims to ensure that multinational groups pay a minimum effective tax rate of 15%. Based on the analysis performed, the Company has determined that the effects recognized by this regulation have not had a significant impact on the consolidated financial statements.

Note 26 Employee Benefits

The Company grants short term and employment termination benefits as part of its compensation policies.

The Parent Company and its subsidiaries have collective agreements with their employees, which establish the compensation and/or short–term and long-term benefits for their staff, the main features of which are described below:

▪	Short-term benefits are generally based on combined plans or agreements, designed to compensate benefits received, such as paid vacation, annual performance bonuses and compensation through annuities.

▪	Long-term benefits are plans or agreements mainly intended to cover the post-employment benefits generated at the end of the labor relationship, be it by voluntary resignation or death of personnel hired.

The cost of such benefits is charged against income, in the “Personnel Expense” item.

As of December 31, 2025 and 2024, the total staff benefits recorded in the Consolidated Statement of Financial Position is detailed as follows:

Employees’ Benefits	As of December 31, 2025		As of December 31, 2024
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Short term benefits	47,154,158	-	47,861,302	-
Employment termination benefits	1,324,599	53,439,952	606,645	48,032,415
Total	48,478,757	53,439,952	48,467,947	48,032,415

Short - term benefits

Short-term benefits are mainly comprised of recorded vacation (on accruals basis), bonuses and share compensation, Such benefits are recorded when the obligation is accrued and are usually paid within a 12-month periods, consequently, they are not discounted.

The total short-term benefits recorded in the Consolidated Statement of Financial Position are detailed as follows:

Short-Term Employees’ Benefits	As of December 31, 2025	As of December 31, 2024
	ThCh$	ThCh$
Vacation	21,586,907	20,729,130
Bonus and compensation	25,567,251	27,132,172
Total	47,154,158	47,861,302

The Company records staff vacation cost on an accrual basis.

Severance Indemnity

The Company records a liability for the payment of an irrevocable severance indemnity, originated by collective and individual agreements entered into with certain groups of employees. Such obligation is determined by means of the current value of the benefit accrued cost, a method that considers several factors for the calculation such as estimates of future continuance, mortality rates, future salary increases and discount rates. The Company periodically evaluates the above-mentioned factors based on historical data and future projections, making adjustments that apply when checking changes sustained trend. The so-determined value is presented at the current value by using the severance benefits accrued method. The discount rate is determined by reference to market interest rates curves for high quality entrepreneurial bonds. The discount rate in Chile was a 5.93% and the Argentina of a 24.76% for the year ended on December 31, 2025 (in Chile 6.52% and the Argentina of a 35.79% for the year ended December 31, 2024).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

The obligation recorded for severance indemnity is detailed as follows:

Severance Indemnity	As of December 31, 2025	As of December 31, 2024
	ThCh$	ThCh$
Current	1,324,599	606,645
Non-current	53,439,952	48,032,415
Total	54,764,551	48,639,060

The change in the severance indemnity is detailed as follows:

Severance Indemnity	ThCh$

Balance as of January 1, 2024	39,982,216
Current cost of service	4,274,039
Interest cost	5,899,859
Actuarial (Gain) losses	1,581,040
Paid-up benefits	(3,835,681)
Past service cost	640,033
Conversion effect	(130,122)
Others	227,676
Changes	8,656,844
As of December 31, 2024	48,639,060
Current cost of service	5,323,506
Interest cost	3,566,095
Actuarial (Gain) losses	1,616,424
Paid-up benefits	(4,992,942)
Past service cost	2,626,860
Conversion effect	(1,803,497)
Others	(210,955)
Changes	6,125,491
As of December 31, 2025	54,764,551

The figures recorded in the Consolidated Statement of Income, are detailed as follows:

Expense recognized for severance indemnity	For the years ended as of December 31,
	2025	2024	2023
	ThCh$	ThCh$	ThCh$
Current cost of service	5,323,506	4,274,039	4,191,738
Past service cost	2,626,860	640,033	453,213
Non-provided paid benefits	13,116,065	17,847,114	13,582,343
Others	58,846	580,072	895,162
Total expense recognized in Consolidated Statement of Income	21,125,277	23,341,258	19,122,456

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

Actuarial Assumptions

As mentioned in Note 2 - Summary of material accounting policies, 2.20, the severance payment obligation is recorded at its actuarial value. The main actuarial assumptions used for the calculation of the severance indemnity obligation are detailed as follows:

Actuarial Assumptions			Chile		Argentina
			As of December 31, 2025	As of December 31, 2024	As of December 31, 2025	As of December 31, 2024

Mortality table			RV-2020	RV-2020	Gam '83	Gam '83
Annual interest rate			5.93%	6.52%	24.76%	35.79%
Voluntary employee turnover rate			4.3%	4.3%	"ESA 77 Ajustada" - 50%	"ESA 77 Ajustada" - 50%
Company’s needs rotation rate			6.1%	6.1%	"ESA 77 Ajustada" - 50%	"ESA 77 Ajustada" - 50%
Salary increase (*)			3.7%	3.7%	17.7%	28.10%
Estimated retirement age for (*)	Officers		60	60	60	60
	Others	Male	65	65	65	65
		Female	60	60	60	60
(*)	Weighted average of the Company.

Sensitivity Analysis

The Following is a sensitivity analysis based on increased (decreased) of 1% on the discount rate:

Sensitivity Analysis	As of December 31, 2025	As of December 31, 2024
	ThCh$	ThCh$
1% increase in the Discount Rate (Gain)	3,148,573	2,776,350
1% decrease in the Discount Rate (Loss)	(3,610,106)	(3,175,614)

Personnel expense

The amounts recorded in the Consolidated Statement of Income are detailed as follows:

Personal expense	For the years ended as of December 31,
	2025	2024	2023
	ThCh$	ThCh$	ThCh$
Salaries	287,970,443	284,190,315	242,900,374
Employees’ short-term benefits	42,915,416	48,942,390	36,662,817
Total expenses for short-term employee benefits	330,885,859	333,132,705	279,563,191
Employments termination benefits	21,125,277	23,341,258	19,122,456
Others staff expense	59,213,428	65,620,357	46,858,251
Total (1)	411,224,564	422,094,320	345,543,898
(1)	See Note 30 - Natures of cost and expense.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

Note 27 Other non-financial liabilities

The total Other non-financial liabilities are detailed as follows:

	As of December 31, 2025		As of December 31, 2024
	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Parent dividend provisioned according to policy	27,537,863	-	37,055,482	-
Outstanding parent dividends (1)	1,227,337	-	1,256,119	-
Subsidiaries dividends according to policy	11,274,532	-	10,606,978	-
Total dividends payable	40,039,732	-	48,918,579	-
Income received in advance	-	3,940,400	1,714,144	4,355,981
Others	1,457,950	-	375,565	-
Total	41,497,682	3,940,400	51,008,288	4,355,981

(1)	See Note 28 - Common Shareholders’ Equity, dividends.

Note 28 Common Shareholders’ Equity

Subscribed and paid-up Capital

As of December 31, 2025, 2024 and 2023 the Company’s capital shows a balance of ThCh$ 562,693,346 divided into 369,502,872 shares of common stock without face value, entirely subscribed and paid-up. The Company has issued only one series of common shares. Such common shares are registered for trading at the Santiago Stock Exchange and the Chilean Electronic Stock Exchange, and at the New York Stock Exchange /NYSE), evidenced by ADS (American Depositary Shares), with an equivalence of two shares per ADS (See Note 1 - General information letter A)).

The Company has not issued any others shares or convertible instruments during the period, thus changing the number of outstanding shares as December 31, 2025, 2024 and 2023.

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

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

The information used for the calculation of the earnings as per each basic and diluted share is as follows:

Earnings per share	For the years ended as of December 31,
	2025	2024	2023
Equity holders of the controlling company (ThCh$)	117,152,207	160,944,138	105,652,728
Weighted average number of shares	369,502,872	369,502,872	369,502,872
Basic earnings per share (in Chilean pesos)	317.05	435.57	285.93
Equity holders of the controlling company (ThCh$)	117,152,207	160,944,138	105,652,728
Weighted average number of shares	369,502,872	369,502,872	369,502,872
Diluted earnings per share (in Chilean pesos)	317.05	435.57	285.93

As of December 31, 2025, 2024 and 2023, the Company has not issued any convertible or other kind of instruments creating diluting effects.

Distributable net income

The distributable net income, in accordance with the Board of Directors, will be that reflected in the financial statements attributable to equity holders of the parents, without adjusting it.

Dividends

The Company’s dividends policy consists of annually distributing at least 50% of the net distributable profit of the year.

As of December 31, 2025, 2024 and 2023 the Company has distributed the following dividends:

Dividend Nº	Payment Date	Type of Dividend	Dividends per Share ($)	Related to FY
266	04-27-2023	Final	24.80181	2022
267	11-29-2023	Interim	86.49907	2023
268	04-30-2024	Final	85.06042	2023
269	11-28-2024	Interim	117.50000	2024
270	04-30-2025	Final	100.28470	2024
271	11-21-2025	Interim	84.00000	2025

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

At the Board of Directors’ Meeting of Compañía Cervecerías Unidas S.A. held on November 6, 2024, the shareholders approved the distribution of an interim Dividend No. 269 of Ch$ 117.50000 per share, for a total amount to be distributed of ThCh$ 43,416,587. This dividend was paid since November 28, 2024.

At the Ordinary Shareholders' Meeting of Compañía Cervecerías Unidas S.A. held on April 16, 2025, the shareholders approved the distribution of a final Dividend No. 270 of Ch$ 100.28470 per share, for a total amount to be distributed of ThCh$ 37,055,485 charged against 2024’s Net income. This dividend was paid since April 30, 2025.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

At the Board of Directors’ Meeting of Compañía Cervecerías Unidas S.A. held on November 5, 2025, the shareholders approved the distribution of an interim Dividend No. 271 of Ch$ 84.00000 per share, for a total amount to be distributed of ThCh$ 31,038,241. This dividend was paid since November 21, 2025.

Consolidated Statement of Comprehensive Income

Comprehensive income and expenses are detailed as follows:

Others Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Gains (losses) on cash flow hedges (1)	306,105	(82,648)	223,457
Gains (losses) on exchange differences on translation (1)	(50,740,113)	-	(50,740,113)
Gains (losses) from defined benefit plans	(1,616,424)	430,721	(1,185,703)
Total comprehensive income As of December 31, 2025	(52,050,432)	348,073	(51,702,359)

Others Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Gains (losses) on cash flow hedges (1)	4,746,744	(1,281,621)	3,465,123
Gains (losses) on exchange differences on translation (1)	214,519,767	-	214,519,767
Gains (losses) from defined benefit plans	(1,581,040)	377,337	(1,203,703)
Total comprehensive income As of December 31, 2024	217,685,471	(904,284)	216,781,187

Others Income and expense charged or credited against net equity	Gross Balance	Tax	Net Balance
	ThCh$	ThCh$	ThCh$
Gains (losses) on cash flow hedges (1)	(4,379,170)	1,182,375	(3,196,795)
Gains (losses) on exchange differences on translation (1)	(120,293,386)	-	(120,293,386)
Gains (losses) from defined benefit plans	1,454,372	(360,233)	1,094,139
Total comprehensive income al December 31, 2023	(123,218,184)	822,142	(122,396,042)
(1)	These concepts will be reclassified to the Statement of Income when it’s settled.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

Reserves affecting other comprehensive income (OCI)

The movement of other comprehensive income is detailed as follows:

a) As of December 31, 2025:

Changes in Reserves affecting other comprehensive income	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Other reserves	Total other reservations

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balanced as of January 1, 2025	50,582,827	(3,931,432)	(10,430,064)	(1,688,234)	34,533,097
Increase (decrease) due to changes in accounting policies (1)	(61,607,045)	-	-	-	(61,607,045)
Initial balance restated	(11,024,218)	(3,931,432)	(10,430,064)	(1,688,234)	(27,073,948)
Changes
Reclassification of OCI to the value of the hedged asset	-	351,247	-	-	351,247
Gains (losses) from defined benefit plans	-	-	(1,566,931)	-	(1,566,931)
Conversion of joint ventures and foreign subsidiaries	(155,912,897)	-	-	(28)	(155,912,925)
Inflation adjustment of subsidiaries in Argentina	109,407,204	-	-	-	109,407,204
Taxes	-	(94,837)	417,358	-	322,521
Equity holders of the parent	(46,505,693)	256,410	(1,149,573)	(28)	(47,398,884)
Total as of December 31, 2025	(57,529,911)	(3,675,022)	(11,579,637)	(1,688,262)	(74,472,832)
Non-controlling interests	(4,234,420)	(32,953)	(36,130)	28	(4,303,475)
Sub-Total	(50,740,113)	223,457	(1,185,703)	-	(51,702,359)

(1) See Note 2 - Summary of material accounting policies, number (2.1) Basis of preparation.

b)    As of December 31, 2024:

Changes in Reserves affecting other comprehensive income	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Other reserves	Total other reservations

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balanced as of January 1, 2024	(158,095,385)	(7,331,368)	(9,317,562)	(1,686,666)	(176,430,981)
Changes
Reclassification of OCI to the value of the hedged asset	-	4,657,447	-	-	4,657,447
Gains (losses) from defined benefit plans	-	-	(1,447,717)	-	(1,447,717)
Conversion of joint ventures and foreign subsidiaries	(59,151,707)	-	-	(1,568)	(59,153,275)
Inflation adjustment of subsidiaries in Argentina	267,829,919	-	-	-	267,829,919
Taxes	-	(1,257,511)	335,215	-	(922,296)
Equity holders of the parent	208,678,212	3,399,936	(1,112,502)	(1,568)	210,964,078
Total as of December 31, 2024	50,582,827	(3,931,432)	(10,430,064)	(1,688,234)	34,533,097
Non-controlling interests	5,841,555	65,187	(91,201)	1,568	5,817,109
Sub-Total	214,519,767	3,465,123	(1,203,703)	-	216,781,187

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

c) As of December 31, 2023:

Changes in Reserves affecting other comprehensive income	Reserve of exchange differences on translation	Reserve of cash flow hedges	Reserve of Actuarial gains and losses on defined benefit plans	Other reserves	Total other reservations

	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Balanced as of January 1, 2023	(40,039,090)	(4,180,961)	(10,351,094)	(1,686,855)	(56,258,000)
Changes
Change in fair value of hedging instrument recognized in OCI	-	(9,189,724)	-	-	(9,189,724)
Reclassification of OCI to the statement income by function	-	4,874,098	-	-	4,874,098
Gains (losses) from defined benefit plans	-	-	1,371,350	-	1,371,350
Conversion of joint ventures and foreign subsidiaries	(484,980,912)	-	-	189	(484,980,723)
Inflation adjustment of subsidiaries in Argentina	366,924,617	-	-	-	366,924,617
Taxes	-	1,165,219	(337,818)	-	827,401
Equity holders of the parent	(118,056,295)	(3,150,407)	1,033,532	189	(120,172,981)
Total as of December 31, 2023	(158,095,385)	(7,331,368)	(9,317,562)	(1,686,666)	(176,430,981)
Non-controlling interests	(2,237,091)	(46,388)	60,607	(189)	(2,223,061)
Sub-Total	(120,293,386)	(3,196,795)	1,094,139	-	(122,396,042)

Others Reserves

The reserves that are a part of the Company’s equity are as follows:

Reserve of exchange differences on translation: This reserve originated from the translation of foreign subsidiaries’ and joint ventures financial statements which functional currency is different from the presentation currency of the Consolidated Financial Statements and inflation adjustment of subsidiaries in Argentina. As of December 31, 2025, December 31, 2024 and December 31, 2023 it amounts to a negative reserve of ThCh$ 57,529,911, positive of ThCh$ 50,582,827 and negative ThCh$ 158,095,385, respectively.

Reserve of cash flows hedges: These reserves originate from the application of hedge accounting for financial instruments used as hedges. Hedging reserves are reversed at the end of the term of the derivative contracts or when the transaction ceases to qualify as hedge accounting, whichever occurs first. The effects of the Hedging reserves are reflected in to income statement. As of December 31, 2025, 2024 and 2023, the amounts in the balance related to Hedging reserves are negative of ThCh$ 3,675,022, ThCh$ 3,931,432 and ThCh$ 7,331,368, respectively, net of deferred taxes.

Reserve of Actuarial gains and losses on defined benefit plans: This reserve is originated from January 1, 2013, as a result of the application of the Amendment to IAS No. 19 and whose effect as of December 31, 2025, 2024 and 2023 is a negative reserve of ThCh$ 11,579,637, ThCh$ 10,430,064 and ThCh$ 9,317,562 respectively, net of deferred taxes.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

Other reserves: As of December 31, 2025, 2024 and 2023, the amount is a negative reserve of ThCh$ 40,117,804, ThCh$ 39,509,753 and ThCh$ 65,455,801, respectively. Such reserves relate mainly to the following concepts:

-	Adjustment due to re-assessment of fixed assets carried out in 1979 respectively (increase of ThCh$ 4,087,396).
-	Price level restatement of paid-up capital registered as of December 31, 2008, according to CMF Circular Letter No. 456 (decrease of ThCh$ 17,615,333).
-	Difference in purchase of shares of the subsidiary Viña San Pedro Tarapacá S.A. made during year 2012 and 2013 (increase of ThCh$ 9,779,475).
-	Difference in purchase of shares of the subsidiary Manantial S.A. made during year 2016 (decrease of ThCh$ 7,801,153).
-	Difference in purchase of shares of the Alimentos Nutrabien S.A. made during year 2016 (decrease of ThCh$ 5,426,209). On December 17, 2018 Food's and subsidiary CCU Inversiones S.A. sold their participation over Alimentos Nutrabien S.A. The aforementioned effect was accounted in result of the period.
-	Difference in purchase of shares of the subsidiary Viña San Pedro Tarapacá S.A. made during year 2018 and 2017 (decrease of ThCh$ 13,054,114 and ThCh$ 2,075,441, respectively).
-	On August 30, 2019, the subsidiary Cervecería Kunstmann S.A. (CK) acquired an additional 5.001% of Cervecería Szot SpA. As a result of the aforementioned, CK reached a total participation of 50.0004% on this subsidiary (increase of ThCh$ 60,887).
-	Difference in purchase of shares of Sáenz Briones and Cía. S.A.I.C. carried out on April 16, July 13 and August 9, 2021 (decrease of ThCh$ 7,199,525).
-	Difference in purchase of shares of Viña San Pedro Tarapacá S.A. carried out on September 10 and October 4, 2021 (increase of ThCh$ 245,244).
-	Difference in purchase of shares of Viña San Pedro Tarapacá S.A. carried out on September 7, 2022 (increase of ThCh$ 102,625).
-	Difference in purchase of shares of Bebidas del Paraguay S.A. carried out on March 10, 2023 (decrease of ThCh$ 908,438) (See Note 1 - General Information, letter C), number (3)).
-	Record of the Put option agreement to exercise the acquisition of the total shareholding in the subsidiaries Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A. made on March 16, 2023 (decrease of ThCh$ 28,554,664 as of December 31, 2023) which was reversed on February 20, 2024 against the financial liability recorded (See Note 1 - General Information, letter C), number (3)).
-	Difference from issuance of Aguas de Origen S.A. share premium on March 30, 2023 (increase of ThCh$ 148,443) (See Note 16 - Investments accounted for using equity method, number (3)).
-	Difference in purchase of shares of Bebidas del Paraguay S.A. and Distribuidora del Paraguay S.A. carried out on February 20, 2024 (decrease of ThCh$ 10,425,156) (See Note 1 - General Information, letter C), number (3)).
-	Registration of a change in the shareholding of the subsidiary Cervecería Kunstmann S.A., of 10% of Cervecera Guayacán SpA. made on April 26, 2024 (increase of ThCh$ 31,300) (See Note 1 - General Information, letter C), number (6)).
-	Sale of shares of Cervecería Szot SpA. made on April 29, 2024 (decrease of ThCh$ 60,881) (See Note 11 - Accounts and transactions with related parties, number (4)).
-	Difference in purchase of shares of Viña San Pedro Tarapacá S.A. carried out on November 21, 2024 (increase of ThCh$ 681,186) (See Note 1 - General Information, letter C), number (9)).
-	Sales of shares of Bebidas del Paraguay S.A. on December 11, 2024, which generated a positive effect on the Company’s equity of ThCh$ 7,166,503 (See Note 1 - General Information, letter C), number (3)).
-	Registration of a change in the shareholding of the subsidiary Cervecería Kunstmann S.A., of 19.9998% of Cerveza Guayacán SpA. made on December 5, 2025 (decrease of ThCh$ 118) (See Note 1 - General Information, letter C), number (6)).
-	Sales of shares of Cervecera Guayacán SpA. dated December 9, 2025 (decrease of ThCh$ 88,743), (See Note 1 - General Information, letter C), number (6)).
-	Purchase of shares of Cerveza Dolbek SpA. dated December 26, 2025 (increase of ThCh$ 721), (See Note 1 - General Information, letter C), number (14)).
-	Capital reduction of Cervecería Belga de la Patagonia SpA. dated December 30, 2025 (decrease of ThCh$ 519,883), (See Note 1 - General Information, letter C), number (14)).

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

Note 29 Non-controlling Interests

Non-controlling Interests are detailed as follows:

a.	Equity

Equity	As of December 31, 2025	As of December 31, 2024
	ThCh$	ThCh$
Aguas CCU-Nestlé Chile S.A.	29,017,854	28,814,742
Cervecería Kunstmann S.A.	10,777,965	11,083,795
Compañía Pisquera de Chile S.A.	13,804,349	11,887,306
D&D SpA.	1,470,487	1,424,723
Viña San Pedro Tarapacá S.A.	43,571,656	43,663,968
Aguas de Origen S.A.	10,405,846	12,262,838
AV S.A.	8,883,738	9,274,217
Bebidas Bolivianas BBO S.A.	3,610,097	7,054,461
Bebidas del Paraguay S.A.	21,264,653	17,282,983
Distribuidora del Paraguay S.A.	1,041,031	2,950,600
Otros	683,281	1,632,492
Total	144,530,957	147,332,125

b.	Net income attributable to non-controlling interest

Result	For the years ended as of December 31,
	2025	2024	2023
	ThCh$	ThCh$	ThCh$
Aguas CCU-Nestlé Chile S.A.	12,387,003	11,939,712	9,428,103
Cervecería Kunstmann S.A.	1,219,512	1,158,956	1,190,978
Compañía Pisquera de Chile S.A.	3,513,016	3,338,739	3,256,403
D&D SpA.	257,709	90,647	324,466
Viña San Pedro Tarapacá S.A.	2,551,309	2,914,056	2,181,421
Aguas de Origen S.A.	116,217	(1,444,250)	-
AV S.A.	(749,914)	53,082	-
Bebidas Bolivianas BBO S.A.	(4,930)	(2,956,395)	(3,462,444)
Bebidas del Paraguay S.A.	3,246,806	(604,980)	547,873
Distribuidora del Paraguay S.A.	(2,573,231)	1,101,369	(674,671)
Others	176,980	9,723	(19,414)
Total	20,140,477	15,600,659	12,772,715

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

c.	The Summarized financial information of non-controlling interest is detailed as follows:

Assets and Liabilities	As of December 31, 2025	As of December 31, 2024
	ThCh$	ThCh$
Assets and Liabilities
Current assets	796,162,556	813,042,655
Non-current assets	839,974,559	892,225,098
Current liabilities	486,847,357	549,971,229
Non-current liabilities	134,792,829	145,249,838

Dividends paid to noncontrolling interests	11,939,712	12,792,104

The main significant non-controlling interest is represented by Viña San Pedro Tarapacá S.A. with the following summarized financial information:

Assets and Liabilities	As of December 31, 2025	As of December 31, 2024
	ThCh$	ThCh$
Assets and Liabilities
Current assets	213,037,392	216,421,999
Non-current assets	239,622,023	243,013,446
Current liabilities	128,539,328	132,903,418
Non-current liabilities	30,319,082	32,108,567

Result	For the years ended as of December 31,
	2025	2024	2023
	ThCh$	ThCh$	ThCh$
Net sales	276,488,982	282,637,923	252,825,495
Net income of year	17,203,318	19,201,312	14,259,053

Dividend paid for Viña San Pedro Tarapacá S.A. are ThCh$ 9,588,722, ThCh$ 7,137,366 and ThCh$ 14,948,153, as of December 31, 2025, 2024 and 2023, respectively.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

Note 30 Nature of cost and expense

Operational cost and expenses grouped by nature are detailed as follows:

Costs and expenses by nature	For the years ended as of December 31,
	2025	2024	2023
	ThCh$	ThCh$	ThCh$
Direct cost	1,244,726,961	1,232,870,856	1,090,286,882
Personnel expense (1)	411,224,564	422,094,320	345,543,898
Transportation and distribution	372,646,166	377,004,558	332,820,614
Advertising and promotion	150,397,090	152,571,607	139,205,727
Depreciation and amortization	155,358,693	153,234,224	126,119,198
Materials and maintenance	96,529,172	95,149,680	75,253,468
Energy	44,875,289	43,893,542	36,071,907
Leases (2)	25,639,891	26,686,406	23,725,453
Others expenses (3)	199,208,091	178,570,881	147,665,534
Total	2,700,605,917	2,682,076,074	2,316,692,681
(1)	See Note 26 - Employee benefits.
(2)	Consists mainly of leases of real estate, machinery and equipment, which correspond to leases with remaining terms less than 12 months and/or with a value lower than USD 5,000.
(3)	This mainly includes technical advisory services, auditing services, legal and representation expenses, among others.

Note 31 Other income by function

Other income by function is detailed as follows:

Others incomes by function	For the years ended as of December 31,
	2025	2024	2023
	ThCh$	ThCh$	ThCh$
Sales of Property, plant and equipment (1)	4,773,564	29,796,171	853,594
Leases	483,194	397,922	357,838
Sale of glass and waste	2,389,022	1,542,280	1,126,636
Insurance claims recovery e Indemnities	1,981,632	1,241,536	165,979
Others (2)	2,202,322	7,233,601	1,915,742
Total	11,829,734	40,211,510	4,419,789
(1)	Sales of Property, plant and equipment include, among others, the effect of the sale of real states located in Quilicura as for 2024 and Iquique, Chile, and Buenos Aires, Argentina as for 2025, See Note 14 - Non-current assets of disposal groups classified as held for sale, letters a) and b).
(2)	This concept mainly encompasses discounts from prompt payments to suppliers, tour services and events.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

Note 32 Other Gains (Losses)

Other gains (losses) items are detailed as follows:

Other gains (losses)	For the years ended as of December 31,
	2025	2024	2023
	ThCh$	ThCh$	ThCh$
Results derivative contracts (1)	(22,959,808)	6,437,666	(9,064,032)
Marketable securities to fair value	394,860	164,604	96,444
Loss on liquidation of Argentine government bonds (2)	-	(6,316,771)	-
Others	(5,107,974)	(380,436)	(4,348,620)
Total	(27,672,922)	(94,937)	(13,316,208)
(1)	Under this concept there are ThCh$ 1,944,537, ThCh$ 3,067,010 and ThCh$7,335,638 paid (net) as of December 31, 2025, 2024 and 2023 respectively, and these were recorded in the Consolidated Cash Flows Statement, under Operational activities, in line item Other cash movements.
(2)	It corresponds to the liquidation of a financial instrument (Bono BOPREAL), used to the payment of both tax debts and debts from imports of goods and services, according to what is established in the Com. A 7925 and Decree N° 72 of the Republic of Argentina.

Note 33 Financial results

The financial results composition is detailed as follows:

Financial results	For the years ended as of December 31,
	2025	2024	2023
	ThCh$	ThCh$	ThCh$
Finance income	27,522,243	38,102,053	39,402,492
Finance costs	(79,947,714)	(97,165,278)	(77,023,048)
Gains (losses) on exchange differences	1,473,550	(17,797,269)	(65,944,570)
Result as per adjustment units	(17,631,014)	(10,722,033)	(14,025,895)

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

Note 34 Effects of changes in currency exchange rate

Current assets are denominated in the following currencies:

CURRENT ASSETS	As of December 31, 2025	As of December 31, 2024
	ThCh$	ThCh$
Current assets
Cash and cash equivalents	519,175,929	707,122,815
CLP	138,940,346	131,104,956
USD	362,325,139	532,776,367
Euros	828,724	2,520,585
ARS	7,862,580	30,548,903
UYU	4,205,400	2,136,790
PYG	2,821,452	5,241,028
BOB	861,728	1,206,368
Others currencies	1,330,560	1,587,818
Others financial assets	9,927,288	11,899,281
CLP	1,217,147	822,288
UF	7,643,747	7,232,587
USD	898,611	3,783,635
Euros	141,785	26,092
Others currencies	25,998	34,679
Others non-financial assets	33,297,469	31,143,442
CLP	21,562,273	4,841,402
UF	-	2,672
USD	239,351	2,850,593
Euros	2,094	9,513,589
ARS	9,445,753	11,896,592
UYU	750,762	383,305
PYG	993,894	803,828
BOB	260,678	773,051
Others currencies	42,664	78,410
Trade and other current receivables	473,691,412	506,711,173
CLP	311,625,800	299,181,390
UF	19,704	360,586
USD	27,346,851	52,213,269
Euros	8,669,008	7,817,297
ARS	91,275,141	117,920,573
UYU	8,901,100	8,684,460
PYG	19,525,499	15,086,724
BOB	3,604,480	3,385,594
Others currencies	2,723,829	2,061,280
Accounts receivable from related parties	16,123,780	15,501,990
CLP	9,002,387	8,362,100
UF	265,742	-
USD	2,569,649	2,207,523
Euros	224,640	29,204
ARS	14,366	11,689
PYG	4,046,996	4,790,036
Others currencies	-	101,438
Inventories	424,300,960	459,384,555
CLP	343,765,537	356,354,005
ARS	53,347,246	81,521,039
UYU	3,700,371	3,990,906
PYG	18,953,746	12,644,453
BOB	3,759,857	3,790,095
Others currencies	774,203	1,084,057
Biological assets	16,709,078	16,883,106
CLP	13,562,282	13,579,901
ARS	3,146,796	3,303,205
Current tax assets	17,703,246	19,668,196
CLP	2,558,902	6,792,673
USD	3,003,778	2,199
ARS	11,194,422	12,450,511
UYU	570,472	422,813
PYG	375,672	-
Non-current assets of disposal groups classified as held for sale	167,851	2,952,282
CLP	-	506,853
ARS	167,851	2,445,429
Total current assets	1,511,097,013	1,771,266,840

CLP	842,234,674	821,545,568
UF	7,929,193	7,595,845
USD	396,383,379	593,833,586
Euros	9,866,251	19,906,767
ARS	176,454,155	260,097,941
UYU	18,128,105	15,618,274
PYG	46,717,259	38,566,069
BOB	8,486,743	9,155,108
Others currencies	4,897,254	4,947,682
Other current assets	1,511,097,013	1,771,266,840

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

Non-Current assets are denominated in the following currencies:

NON-CURRENT ASSETS	As of December 31, 2025	As of December 31, 2024
	ThCh$	ThCh$
Non-current assets
Others financial assets	26,067,779	30,060,601
UF	26,067,779	30,060,601
Trade and other non-current receivables	4,954,334	5,966,414
CLP	-	59,475
UF	2,346,980	2,245,560
ARS	2,607,354	3,661,379
Others non-financial assets	8,386,715	13,674,236
CLP	5,719,600	5,790,819
UF	140,835	140,716
ARS	2,459,810	7,682,140
UYU	39,140	11,248
PYG	27,330	49,313
Accounts receivable from related parties	1,134,264	844,344
CLP	704,458	844,344
UF	429,806	-
Investments accounted for using equity method	143,456,687	139,746,921
CLP	16,372,836	14,446,708
USD	769,510	896,458
ARS	1,344,588	1,380,017
Others currencies	124,969,753	123,023,738
Intangible assets other than goodwill	236,870,759	244,632,721
CLP	113,912,575	102,103,411
ARS	94,105,110	111,983,717
UYU	5,029,543	4,941,055
PYG	18,601,077	17,791,810
BOB	5,222,454	7,812,728
Goodwill	148,550,618	161,583,233
CLP	78,462,302	78,918,309
ARS	50,864,861	60,204,613
UYU	5,329,645	5,186,877
PYG	6,176,309	5,702,154
BOB	7,717,501	11,571,280
Property, plant and equipment (net)	1,460,212,852	1,522,708,449
CLP	1,031,162,574	1,014,562,371
ARS	351,802,326	430,015,212
UYU	16,976,718	15,961,195
PYG	38,436,353	31,224,130
BOB	21,826,254	30,933,801
Others currencies	8,627	11,740
Investment property	11,105,298	12,666,980
CLP	3,244,379	3,272,632
ARS	7,860,919	9,394,348
Right of use assets	47,784,003	45,017,172
CLP	2,019,344	2,288,216
UF	42,031,719	41,832,914
ARS	3,369	9,305
UYU	234,992	461,687
PYG	3,494,579	425,050
Deferred tax assets	45,766,647	41,549,079
CLP	32,530,428	32,066,798
USD	6,172,820	1,913,015
ARS	5,941,074	6,375,839
UYU	517,902	652,186
PYG	604,423	541,241
Total non-current assets	2,134,289,956	2,218,450,150

CLP	1,284,128,496	1,254,353,083
UF	71,017,119	74,279,791
USD	6,942,330	2,809,473
ARS	516,989,411	630,706,570
UYU	28,127,940	27,214,248
PYG	67,340,071	55,733,698
BOB	34,766,209	50,317,809
Others currencies	124,978,380	123,035,478
Total non-current assets by currencies	2,134,289,956	2,218,450,150

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

Current liabilities are denominated in the following currencies:

CURRENT LIABILITIES	As of December 31, 2025		As of December 31, 2024
	Until 90 days	More the 91 days until 1 year	Until 90 days	More the 91 days until 1 year
	ThCh$	ThCh$	ThCh$	ThCh$
Current liabilities
Others financial liabilities	136,687,407	52,147,059	35,475,633	120,726,369
CLP	39,392,787	18,249,410	21,109,878	18,046,884
UF	62,572,736	30,426,003	3,428,771	87,012,122
USD	16,021,476	1,093,425	531,474	9,442,661
Euros	166,607	-	103,888	-
ARS	18,032,597	-	10,059,999	-
PYG	-	52,570	36,457	-
BOB	481,381	2,325,117	188,449	6,224,702
Others currencies	19,823	534	16,717	-
Current lease liabilities	2,647,825	7,042,045	2,681,843	6,769,708
CLP	73,423	197,800	283,348	177,500
UF	2,104,618	5,452,522	1,838,123	5,070,421
USD	329,875	1,002,782	362,393	971,307
ARS	77,179	231,532	111,701	290,702
UYU	41,322	89,910	45,183	135,550
PYG	21,408	67,499	41,095	124,228
Trade and other current payables	457,306,893	3,320,318	510,626,190	4,260,995
CLP	275,632,559	3,211,693	254,769,653	3,901,022
USD	48,548,095	99,230	80,195,669	180,830
Euros	8,878,760	-	9,814,496	584
ARS	103,213,997	-	144,463,472	-
UYU	3,583,152	-	3,778,079	-
PYG	12,157,088	3,927	10,349,752	21,289
BOB	4,171,010	5,468	5,882,964	157,270
Others currencies	1,122,232	-	1,372,105	-
Accounts payable to related parties	24,463,561	-	36,417,518	-
CLP	10,774,146	-	10,046,312	-
UF	439,294	-	-	-
USD	4,443,395	-	2,794,220	-
Euros	7,612,564	-	21,010,350	-
ARS	193,950	-	242,682	-
PYG	888,767	-	2,310,004	-
BOB	51,631	-	13,950	-
Others currencies	59,814	-	-	-
Other current provisions	929,495	2,244,058	217,491	2,244,058
CLP	867,566	2,244,058	164,622	2,244,058
ARS	16,726	-	22,110	-
PYG	45,203	-	30,759	-
Current tax liabilities	5,424,753	13,460,546	8,407,598	32,702,573
CLP	4,026,428	12,925,824	4,655,220	32,676,212
USD	569,317	-	604,091	-
ARS	-	3,873	2,465,921	3,834
UYU	829,008	-	469,118	-
PYG	-	528,807	213,248	-
Others currencies	-	2,042	-	22,527
Provisions for employee benefits	28,691,366	19,787,391	31,203,297	17,264,650
CLP	13,654,799	19,338,150	14,428,956	17,252,755
ARS	13,611,548	-	14,615,567	-
UYU	744,463	-	695,096	-
PYG	500,517	437,079	970,939	-
BOB	136,944	-	205,328	-
Others currencies	43,095	12,162	287,411	11,895
Other current liabilities	2,155,724	39,341,958	3,594,656	47,413,632
CLP	2,154,817	37,209,689	1,385,360	47,413,632
USD	-	-	1,215,681	-
UYU	907	-	-	-
PYG	-	2,132,269	993,615	-
Total current liabilities	658,307,024	137,343,375	628,624,226	231,381,985

CLP	346,576,525	93,376,624	306,843,349	121,712,063
UF	65,116,648	35,878,525	5,266,894	92,082,543
USD	69,912,158	2,195,437	85,703,528	10,594,798
Euros	16,657,931	-	30,928,734	584
ARS	135,145,997	235,405	171,981,452	294,536
UYU	5,198,852	89,910	4,987,476	135,550
PYG	13,612,983	3,222,151	14,945,869	145,517
BOB	4,840,966	2,330,585	6,290,691	6,381,972
Others currencies	1,244,964	14,738	1,676,233	34,422
Total current liabilities by currency	658,307,024	137,343,375	628,624,226	231,381,985

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

Non-Current liabilities are denominated in the following currencies:

NON-CURRENT LIABILITIES	As of December 31, 2025			As of December 31, 2024
	Over 1 year to 3 years	More than 3 year until 5 years	More than 5 years	Over 1 year to 3 years	More than 3 year until 5 years	More than 5 years
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Non-current liabilities
Others financial liabilities	51,965,085	88,131,120	900,687,329	108,951,165	104,804,763	1,020,475,794
CLP	33,409,083	3,908,318	-	60,404,790	99,885,625	-
UF	14,986,219	80,441,606	357,124,227	43,491,639	48,553	423,446,808
USD	-	-	539,931,158	-	-	592,159,908
BOB	3,569,783	3,781,196	3,631,944	5,054,736	4,870,585	4,869,078
Non-current lease liabilities	13,120,674	6,783,137	22,328,968	11,659,338	7,254,177	20,868,802
CLP	139,434	-	-	71,957	-	-
UF	10,193,570	5,034,397	20,998,433	8,908,395	5,621,258	19,851,041
USD	2,303,790	1,668,056	1,330,535	1,911,678	1,432,060	1,017,761
ARS	239,741	24,806	-	326,100	107,311	-
UYU	93,684	-	-	284,040	-	-
PYG	150,455	55,878	-	157,168	93,548	-
Trade and other non-current payables	-	-	-	45,275	-	-
CLP	-	-	-	41,041	-	-
UF	-	-	-	4,234	-	-
Accounts payable to related companies	2,034,279	-	-	-	-	-
CLP	523,000	-	-	-	-	-
USD	1,511,279	-	-	-	-	-
Other non- current provisions	569,046	19,458	1,290,768	117,839	713,556	1,959,685
CLP	-	-	-	100,942	-	-
ARS	386,438	19,458	1,290,768	16,897	540,337	1,959,685
UYU	182,608	-	-	-	173,219	-
Deferred tax liabilities	30,777,797	11,907,656	46,280,398	40,864,865	17,064,504	70,027,310
CLP	27,292,524	10,196,904	32,618,888	26,302,201	9,240,534	28,787,902
ARS	3,332,626	1,670,849	10,561,739	14,520,341	7,800,990	36,584,730
UYU	1,821	437	885,319	-	-	875,489
PYG	150,826	39,466	873,562	42,323	22,980	1,768,718
BOB	-	-	1,340,890	-	-	2,010,471
Provisions for employee benefits	448,871	-	52,991,081	633,408	-	47,399,007
CLP	-	-	49,066,111	-	-	42,647,137
ARS	-	-	3,924,970	-	-	4,751,870
BOB	448,871	-	-	633,408	-	-
Others non-financial liabilities	2,445,011	1,495,389	-	1,863,665	996,926	1,495,390
CLP	1,495,389	1,495,389	-	996,926	996,926	1,495,390
PYG	938,812	-	-	866,739	-	-
UYU	10,810	-	-	-	-	-
Total non-current liabilities	101,360,763	108,336,760	1,023,578,544	164,135,555	130,833,926	1,162,225,988

CLP	62,859,430	15,600,611	81,684,999	87,917,857	110,123,085	72,930,429
UF	25,179,789	85,476,003	378,122,660	52,404,268	5,669,811	443,297,849
USD	3,815,069	1,668,056	541,261,693	1,911,678	1,432,060	593,177,669
ARS	3,958,805	1,715,113	15,777,477	14,863,338	8,448,638	43,296,285
UYU	288,923	437	885,319	284,040	173,219	875,489
PYG	1,240,093	95,344	873,562	1,066,230	116,528	1,768,718
BOB	4,018,654	3,781,196	4,972,834	5,688,144	4,870,585	6,879,549
Total non-current liabilities by currency	101,360,763	108,336,760	1,023,578,544	164,135,555	130,833,926	1,162,225,988

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

Note 35 Contingencies and Commitments

Services agreements

The total amount contracted by the Company relating to services is detailed as follows:

Services agreements not to be terminated	As of December 31, 2025	As of December 31, 2024
	ThCh$	ThCh$
Within 1 year	29,985,864	50,820,240
Between 1 and 5 years	84,485,645	60,096,921
More than 5 years	354,889	33,177,327
Total	114,826,398	144,094,488

Purchase and supply agreements

The total amount contracted by the Company relating to purchase and supply agreements as of December 31, 2025 is detailed as follows:

Purchase and supply agreements	Purchase and supply agreements	Purchase and contract related to wine and grape
	ThCh$	ThCh$
Within 1 year	599,196,346	10,648,900
Between 1 and 5 years	1,453,836,340	9,302,372
More than 5 years	1,120,559,986	-
Total	3,173,592,672	19,951,272

Capital investment commitments

As of December 31, 2025 the Company had capital investment commitments related to Property, plant and equipment and Intangibles (software) for approximately ThCh$ 38,958,742.

Litigation

The following are the most significant proceedings faced by the Company and its subsidiaries in Chile and joint venture abroad, including all those present a possible risk of occurrence and causes whose committed amounts, individually, are more than ThCh$ 25,000 in the case of chilean companies and USD 25,000 for cases of foreign companies.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

Company	Court	Description	Status	Estimated accrued loss contingency
Cervecera CCU Chile Ltda.	Labour Court	Laboral protection.	Evidentiary stage.	ThCh$ 28,603
Comercial CCU S.A. (2)	Labour Court	Lawsuit for unjustified dismissal and collection of employee benefits.	Evidentiary stage.	ThCh$ 133,099
Comercial CCU S.A.	Labour Court	Laboral protection.	Evidentiary stage.	ThCh$ 67,509
Compañía Cervecerías Unidas S.A.	Labour Court	Laboral protection.	Evidentiary stage.	ThCh$ 51,203
Fábrica de Envases Plásticos S.A.	Labour Court	Lawsuit for unjustified dismissal and collection of employee benefits.	Evidentiary stage.	ThCh$ 41,003
Transportes CCU Ltda.	Labour Court	Lawsuit for damages.	Evidentiary stage.	ThCh$ 211,811
Transportes CCU Ltda. (3)	Labour Court	Lawsuit for unjustified dismissal and collection of employee benefits.	Evidentiary stage.	ThCh$ 246,149
Aguas de Origen S.A. (1)	Labour Court	Lawsuit for workplace accident.	Evidentiary stage.	USD 188,585 (ThCh$ 171,071)
Aguas de Origen S.A. (4)	Labour Court	Lawsuit for unjustified dismissal.	Evidentiary stage.	USD 632,542 (573,798)
Aguas de Origen S.A. (5)	Labour Court	Lawsuit for unjustified dismissal.	Sentence.	USD 219,853 (ThCh 199,435)
Aguas de Origen S.A. (3)	Labour Court	Trial for indemnity differences.	Evidentiary stage.	USD 150,378 (ThCh$ 136,412)
Aguas de Origen S.A. (1)	Labour Court	Trial for indemnity differences.	Sentence.	USD 126,615 (ThCh$ 114,856)
Aguas de Origen S.A. (2)	Civil and Commercial Court	Lawsuit for damages.	Evidentiary stage.	USD 148,563 (ThCh$ 134,766)
Artesanos de Cervezas S.A.S.	Labour Court	Recognition and payment of indemnity for retirement without just cause and moratorium indemnity.	Evidentiary stage.	USD 30,125 (ThCh$ 27,327)
Central Cervecera de Colombia S.A.S.	Directorate of Consumer Protection Investigations of the Superintendency of Industry and Commerce	Consumer Protection.	Evidentiary stage.	USD 133,082 (ThCh$ 120,723)
Zona Franca Central Cervecera S.A.S.	Autonomous Corporation of Cundinamarca	Environmental law / Environmental protection.	Evidentiary stage.	USD 33,721 (ThCh$ 30,589)

(1)	Includes two trials.
(2)	Includes three trials.
(3)	Includes four trials.
(4)	Includes five trials.
(5)	Includes six trials.

The Company and its subsidiaries have established provisions to allow for such contingencies for ThCh$ 2,645,803 and ThCh$ 2,753,316 as of December 31, 2025 and 2024, respectively (See Note 24 - Other provisions).

Tax processes

At the date of issue of these Consolidated Financial Statements, there is no litigation that involves significant passive or taxes in claim affecting the Company or its subsidiaries.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

Guarantees

As of December 31, 2025, CCU and its subsidiaries have not granted direct guarantees as part of their usual financing operations. However, indirect guarantees have been constituted, in the form of standby, comfort letters and general product of financing. The main terms of the indirect guarantees constituted are detailed below:

-	The indirect associate Bodega San Isidro S.R.L. maintains financial debt with Banco Itaú, which is endorsed by the subsidiary Compañía Pisquera de Chile S.A. through a standby letter issued by the Banco del Estado de Chile, this is within the financing policy approved by the Board, and is detailed as follow:

Institution	Amount	Due date
Banco Itaú	USD 2,600,000	December 22, 2026

-	The subsidiary Aguas de Origen S.A. mantains a financial debt with a Banco Macro in Argentina, which is endorsed by the subsidiary Compañía Industrial Cervecera S.A. through a guarantee letter, and is detailed as follow:

Institution	Amount	Due date
Banco Macro	ARS 7,000,000,000	January 6, 2031

-	Additionally, the Company presents the following guarantees:

a)	The Company, through a private notarized document dated July 27, 2022, is required to maintain a direct or indirect participation of at least 50.1% of its subsidiary Compañía Pisquera de Chile S.A., allowing the Company to control its subsidiary during the period of validity of the bank loan with Banco del Estado de Chile for a total of ThCh$ 16,000,000, maturing on July 27, 2027.

b)	The company through a private notarized document dated June 28, 2024, commits itself to directly or indirectly hold a minimum of 51% of the authorized share capital of the subsidiary Bebidas Bolivianas BBO S.A. It must also maintain direct or indirect control of the management and provide the necessary technical assistance during the term of the financial obligations that Bebidas Bolivianas BBO S.A. has with Banco Mercantil Santa Cruz S.A.

c)	In the Board of Directors' Meeting of Compañía Cervecerías Unidas S.A. held on May 7, 2025, the granting of a personal guarantee was approved concerning the obligations arising for its subsidiary CCU Inversiones II SpA. from one or more standby letters of credit issued by a bank in Chile, to guarantee the refinancing of the half of the liability of Central Cervecera de Colombia S.A.S. (“CCC”) for a total amount of COP 178,000,000,000, that by the time was held by Banco Itaú Colombia S.A. due during May, 2025, which was granted by CCU Inversiones II SpA. by a private notarized issued on May 24, 2024, and this in turn by Compañía Cervecerías Unidas S.A.

Therefore, in the Extraordinary Shareholders' Meeting of CCU Inversiones II SpA. held on May 26, 2025, was approved to guarantee Scotiabank Chile or any other bank in Chile, the issuance of one or more standby letter of credit, amounting until MMUSD 47.7 destined to guarantee the debts that “CCC” gets to Scotiabank Colpatria S.A. or any other bank in Colombia, including any of its extensions and/or modifications, covered by a line of credit for up to the same amount, for the aforementioned purpose.

By virtue of the aforementioned, Scotiabank Chile issued on May 28, 2025, a standby letter of credit to DAVIbank S.A. (before Scotiabank Colpatria S.A.), entity with which “CCC” made the refinancing of the debt, amounting MMUSD 47.7 and due on June 28, 2026.

Subsequently, on January 8, 2026, following to the approval of the Extraordinary Shareholders' Meeting of CCU Inversiones II SpA. held on December 26, 2025, the standby letter of credit was changed, increasing its amount by MMUSD 6, bringing the total guarantee to MMUSD 53.7, in order to comply with the 110% coverage margins required by the financial institution, given the appreciation of the Colombian peso.

Compañía Cervecerías Unidas S.A. and subsidiaries Notes to the Consolidated Financial Statements December 31, 2025

Note 36 Subsequent Events

a)	At the extraordinary board meeting of the Company’s Board held on January 21, 2026, Mr. Francisco Pérez Mackenna resigned to his position as Chairman and director, effective January 31, 2026. In addition, the Board of Directors of the Company appointed Mr. Macario Valdés Raczynski as replacement director, who assumed the position on February 1, 2026, with the entire Board to be renewed at the next Ordinary Shareholders´Meeting, in accordance with the provisions of Article 32 of Law No. 18,046 on Corporations. Finally, the Board agreed to appoint Mr. Pablo Granifo Lavín as the new Chairman of the Board, who assumed this new position once the resignation of Mr. Francisco Pérez Mackenna became effective.

b)	The Consolidated Financial Statements of CCU S.A. and subsidiaries as of December 31, 2025 have been approved by the Board of Directors on February 24, 2026.

c)	After December 31, 2025 and up to the date of issue of these Consolidated Financial Statements, there are no other financial or other matters known that could significantly affect the interpretation of these Consolidated Financial Statements.

